Form 20-F
period 2016-03-31
SONY CORP
filed 2016-06-17
CIK 313838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

25 Madison Avenue, 26th Floor

New York, NY 10010-8601

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

	Outstanding as of
	March 31, 2016	March 31, 2016
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,261,446,015
American Depositary Shares		111,327,333

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

As of March 31, 2016, Sony Corporation had 1,297 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method with respect to its 102 affiliated companies.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

A.	Selected Financial Data

	Fiscal year ended March 31
	2012	2013		2014	2015	2016
	(Yen in millions, yen per share amounts)
Income statement data:
Sales and operating revenue	6,493,083	6,795,504		7,767,266	8,215,880	8,105,712
Equity in net income (loss) of affiliated companies	(121,697)	(6,948)		(7,374)	3,921	2,238
Operating income (loss)	(65,663)	226,503		26,495	68,548	294,197
Income (loss) before income taxes	(80,911)	242,084		25,741	39,729	304,504
Income taxes	316,753	140,398		94,582	88,733	94,789
Net income (loss) attributable to Sony Corporation’s stockholders	(455,038)	41,540		(128,369)	(125,980)	147,791
Data per share of Common Stock:
Net income (loss) attributable to Sony Corporation’s stockholders*
— Basic	(453.42)	41.32		(124.99)	(113.04)	119.40
— Diluted	(453.42)	38.79		(124.99)	(113.04)	117.49
Cash dividends declared Interim	12.50	12.50		12.50	—	10.00
	(16.08 cents )	(15.18 cents	)	(12.12 cents )	—	(8.09 cents	)
Cash dividends declared Fiscal year-end	12.50	12.50		12.50	—	10.00
	(15.70 cents )	(12.46 cents	)	(12.19 cents )	—	(9.01 cents	)
Depreciation and amortization**	366,270	376,735		376,695	354,624	397,091
Capital expenditures (additions to fixed assets)	414,647	302,153		261,034	251,048	468,937
Research and development costs	433,477	473,610		466,030	464,320	468,183
Balance sheet data:
Net working capital (deficit)	(775,019)	(668,556)		(578,728)	(547,689)	(634,023)
Long-term debt	762,226	938,428		916,648	712,087	556,605
Sony Corporation’s stockholders’ equity	2,023,822	2,192,262		2,258,137	2,317,077	2,463,340
Common stock	630,923	630,923		646,654	707,038	858,867
Total assets	13,299,691	14,211,033		15,333,720	15,834,331	16,673,390
Number of shares issued at fiscal year-end (thousands of shares of common stock)	1,004,638	1,011,950		1,044,708	1,169,773	1,262,494
Sony Corporation’s stockholders’ equity per share of common stock	2,016.61	2,168.62		2,163.63	1,982.54	1,952.79

* Refer to Note 22 of the consolidated financial statements.

** Depreciation and amortization includes amortization expenses for intangible assets and deferred insurance acquisition costs.

	Average*	High	Low	Period-end
	(Yen)
Yen exchange rates per U.S. dollar:
Fiscal year ended March 31
2012	79.00	85.26	75.72	82.41
2013	82.96	96.16	77.41	94.16
2014	100.15	105.25	92.96	102.98
2015	109.75	121.50	101.26	119.96
2016	120.04	125.58	111.30	112.42
2016
January	—	121.05	116.38	121.05
February	—	121.06	111.36	112.90
March	—	113.94	111.30	112.42
April	—	112.06	106.90	106.90
May	—	110.75	106.34	110.75
June (through June 10)	—	109.55	106.54	107.06

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 10, 2016 was 107.06 yen = 1 U.S. dollar.

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

To remain competitive and stimulate customer demand, Sony must successfully manage frequent introductions of, and transitions to, new products, semiconductors, components, and services, while managing the impact on the sales of Sony’s existing products, semiconductors, components, and services.

Due to the highly volatile and competitive nature of the consumer electronics, network services and mobile communication industries, Sony must continually introduce, enhance and stimulate customer demand for products, semiconductors (including image sensors), components, services and technologies in both mature and developing markets. The successful introductions of, and transitions to, new products, semiconductors, components, and services depend on a number of factors, such as the timely and successful completion of development efforts, market acceptance, Sony’s ability to plan and execute an effective marketing strategy, Sony’s ability to manage the risks associated with new products and production ramp-up issues, the availability of application software for new products, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of products in appropriate quantities to meet anticipated demand, and the risk that new products, semiconductors, components, and services may have quality or other issues in the early stages of introduction.

Additionally, markets for existing products and services such as smartphones, and the image sensors within, or game consoles might contract as consumer preferences shift, or new, competing technologies are introduced. Under these circumstances, Sony must respond to changing consumer demands with appealing new products and services as well as continue to improve the value of its existing products and services.

Accordingly, if Sony cannot adequately manage frequent introductions of, and transitions to, new products, semiconductors, components and services, Sony’s operating results and financial condition may be adversely impacted.

Sony is subject to competition from firms that may be more specialized or have greater resources.

Sony has several business segments in different industries with many product and service categories, which cause it to compete with many existing and new competitors ranging from large multinational companies to highly specialized entities that focus on only a few businesses. In addition, outsourced manufacturing services partners may enter and compete with Sony in markets in which they currently supply products to Sony. Furthermore, current and future competitors may have greater financial, technical, labor and marketing resources available to them than those available to the businesses of Sony, and Sony may not be able to fund or invest in certain areas of its businesses to the same degree as its competitors or match competitor pricing. A failure to efficiently anticipate and respond to these established and new competitors may adversely impact Sony’s operating results.

Sony’s investments in research and development may not yield the expected results.

Sony’s businesses operate in intensely competitive markets characterized by changing consumer preferences and rapid technological innovation. Due to advanced technological innovation and the relative ease of technology imitation, new products and services tend to become standardized more rapidly, leading to more intense competition and ongoing price erosion. In order to strengthen the competitiveness of its products in this environment, Sony continues to invest heavily in research and development (“R&D”), particularly in growth areas such as image sensors and the Game & Network Services (“G&NS”) segment, and intends to limit its expenses in markets it deems mature or as having limited growth potential. However, Sony may not be successful in identifying growth potential and evaluating major market trends, its investments may not yield the innovation or the expected results quickly enough, or competitors may lead Sony in technological innovation. This may hinder Sony’s ability to commercialize, in a timely manner, new and competitive products and services that meet the needs of the market, which consequently may adversely impact Sony’s operating results as well as its reputation.

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony is implementing restructuring initiatives that focus on profitability, business autonomy, shareholder value and the clear positioning of each business within the overall business portfolio. Restructuring charges in the amount of 80.6 billion yen, 98.0 billion yen and 38.3 billion yen were recorded in the fiscal years ended March 31, 2014, 2015 and 2016, respectively. While Sony anticipates recording approximately 12.0 billion yen of restructuring charges in the fiscal year ending March 31, 2017, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses, including the potential sale of certain businesses. Restructuring charges are recorded primarily in cost of sales, selling, general and administrative (“SGA”) expenses and other operating (income) expense, net and thus adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders (Refer to Note 19 of the consolidated financial statements). Sony continues to take initiatives to optimize its manufacturing operations, utilize outsourced manufacturing, reduce SGA expenses across the Sony group, outsource support functions and information processing operations, and optimize business process across functions, including sales and marketing, manufacturing, logistics, procurement, quality and R&D.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned and other restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the expected level of profitability due to market conditions worsening beyond expectations. Possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, increased or unanticipated burdens from local legal or regulatory restrictions, including labor regulations and labor union agreements, or from customary Japanese labor practices that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of payments for restructuring charges.

Sony’s acquisitions, joint ventures and investments may not be successful.

Sony actively engages in acquisitions, joint ventures and other strategic investments in order to acquire new technologies, efficiently develop new businesses, and enhance its business competitiveness. For example, in February 2016, Sony completed the acquisition of Altair Semiconductor, which develops and sells products focused on LTE (Long Term Evolution) technologies. Furthermore, Sony has previously engaged in joint ventures with third parties in order to reduce its capital investment, reduce operating costs and share risk with its joint venture partners, and may do so again in the future. Moreover, Sony may sell its equity interest in a joint venture or buy out the joint venture partner’s equity due to the achievement of its original objectives or other reasons. For example, Sony and the Estate of Michael Jackson (the “Estate”) entered into a binding Memorandum of Understanding in March 2016 and a definitive agreement in April 2016, for Sony to obtain full ownership of Sony/ATV Music Publishing LLC (“Sony/ATV”) by acquiring the 50 percent interest in Sony/ATV held by the Estate. (The closing of the transaction is subject to certain closing conditions, including regulatory approval.)

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

Sony continues to invest in production facilities and equipment in its electronics businesses, including image sensor fabrication facilities to meet the demand for image sensors, particularly for use in smartphones. For example, in March 2014, Sony acquired semiconductor fabrication equipment and certain related assets for 7.5 billion yen from Renesas Electronic Corporation, and established Sony Semiconductor Corporation Yamagata Technology Center. Also, in the fiscal year ended March 31, 2016, Sony signed an agreement with Toshiba Corporation to acquire semiconductor fabrication facilities, equipment and related assets for 19.0 billion yen, of which 16.7 billion yen were acquired by March 2016. Sony invested approximately 205 billion yen of capital in the fiscal year ended March 31, 2016 and expects to invest approximately 70 billion yen of capital in the fiscal year ending March 31, 2017, in order to increase image sensor production capacity. However, if market changes and corresponding declines in demand result in a mismatch between sales volume and anticipated production volumes, or if unit sales prices decline due to market oversupply, Sony may not be able to recover its capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. In particular, with respect to image sensors, much of Sony’s sales depends on smartphones, and it is possible that Sony will not be able to achieve its expected sales volume, based on factors such as consumer demand and the competitive environment in the smartphone market, or the business decisions, operating results, or financial condition of Sony’s major customers. As a result of these factors, the carrying value of the related assets may be subject to an impairment charge, which may adversely affect Sony’s profitability.

Sony’s sales and profitability may be affected by the operating performance of wholesalers, retailers and other resellers.

Sony is dependent for distribution of its products on wholesalers, retailers and other resellers, many of whom also distribute competitors’ products. For example, Sony Mobile Communications Inc. is dependent on cellular network carriers’ distribution channels for distribution of its smartphone products in many countries. The operating results and financial condition of many wholesalers, retailers and other resellers have been adversely impacted by competition from online retailers and weak economic conditions.

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

Sony’s operating results and financial condition may be adversely affected if the financial condition of these wholesalers, retailers, and other resellers weakens, if they stop distributing Sony’s products, or if uncertainty regarding demand for Sony’s products or other factors cause them to reduce their ordering, marketing, subsidizing, and distribution of Sony’s products.

Increased reliance on external business partners may increase financial, brand image, reputational and other risks to Sony.

With the increasing necessity of pursuing quick business development and high operating efficiency with limited managerial resources, Sony increasingly relies on third-party suppliers and business partners for parts and components, software and network services. Sony also relies on other business partners to provide software technologies, such as the Android OS for mobile products and televisions, and services. As a result, Sony’s products or services may be affected by quality issues caused by the failure of third-party parts and components, software, or network services. In addition, reliance on third-party software technologies may make it increasingly difficult for Sony to differentiate its products from competitors’ products. Moreover, third-party parts and components, software and network services used in Sony products or services may be subject to copyright or patent infringement claims. Particularly in Sony’s electronics businesses, the uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles. In this environment, third-party business partners may also discontinue support or otherwise change business terms for Sony’s products and services, or prioritize the products and services of Sony’s competitors or customers outside the electronics industry. Such issues resulting from reliance on third-party suppliers and business partners for parts and components, software, and network services may adversely affect Sony’s operating results, brand image or reputation. Sony also utilizes outsourced manufacturing services for product and component supply in its consumer electronics businesses. If Sony cannot adequately manage these outsourcing relationships, or if natural disasters, cyber-attacks or other events affect Sony’s business partners, Sony’s production operations may be adversely affected. Sony may not be able to achieve target volume or quality levels, and may face a risk of the loss of proprietary technology or know-how. Sony also consigns activities, including certain procurement, logistics, sales, data processing, human resources, accounting, and other services, to external business partners. Sony’s operations may be affected if the external business partners do not comply with applicable laws or regulations, or if they infringe third-party intellectual property rights, or if they are subject to business or service interruption caused by accidents, natural disasters, cyber-attacks or bankruptcies. Furthermore, a breach of a business partner’s information security may result in unauthorized access to Sony’s business information, including proprietary information, intellectual property, employee information and data related to Sony’s customers, suppliers and other business partners.

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

Sony places orders for parts and components in line with production and inventory plans determined in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. Inaccurate forecasts of consumer demand or inadequate management can lead to a shortage or excess of inventory, which can disrupt production plans and result in lost sales opportunities or inventory adjustments. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a value higher than net realizable value. For example, in the fiscal year ended March 31, 2014, Sony recorded a 17.4 billion yen write-down of excess components in inventory, as well as 8.0 billion yen of expenses to compensate suppliers for unused components, as a result of the termination of future manufacturing following Sony’s announcement to exit from the PC business. In the fiscal year ended March 31, 2015, Sony recorded an 11.2 billion yen write-down of PlayStation®Vita (“PS Vita”) and PlayStation TV (“PS TV”) components because the latest forecast of PS TV unit sales did not reach Sony’s original forecast. Additionally, Sony has experienced shortages of certain parts and components as a result of the damage to its suppliers caused by natural disasters, and may experience such shortages due to similar circumstances again in the future. Such lost sales opportunities, inventory adjustments, or shortages of parts and components have had and may have an adverse impact on Sony’s operating results and financial condition.

Sony’s sales and profitability are sensitive to economic, employment and other trends in Sony’s major markets.

Sony’s sales and profitability are sensitive to economic, employment and other trends in each of the major markets in which Sony operates. These markets may be subject to significant economic downturns, resulting in an adverse impact on Sony’s operating results and financial condition. In the fiscal year ended March 31, 2016, 28.6 percent, 23.2 percent and 21.4 percent of Sony’s sales were attributable to Japan, Europe and the U.S., respectively.

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

Sony’s operating results and financial condition are sensitive to foreign exchange rate fluctuations because many of Sony’s products are sold in countries other than the ones in which they were developed and/or manufactured. For example, within Sony’s electronics businesses, research and development and headquarters’ overhead costs are incurred mainly in yen, and manufacturing costs, including material costs, costs of procurement of parts and components, and costs of outsourced manufacturing services, are incurred mainly in the U.S. dollar and yen. Sales are dispersed and recorded in Japanese yen, the U.S. dollar, euro, Chinese renminbi, and local currencies of other areas, including emerging markets. Consequently, foreign exchange rate fluctuations have had and may have an adverse impact on Sony’s operating results, especially when the yen or the euro weaken significantly against the U.S. dollar, when the yen strengthens significantly against the euro, or when the U.S. dollar strengthens against emerging market currencies. Sony’s operating results may also be adversely impacted by foreign exchange rate fluctuations since Sony’s consolidated statements of income are prepared by translating the local currency denominated operating results of its subsidiaries around the world into yen. Furthermore, as Sony’s businesses have expanded in China and other areas, including emerging markets, the impact of fluctuations of foreign currency exchange rates in these areas against the U.S. dollar and yen has increased. Mid- to long-term changes in exchange rate levels may interfere with Sony’s global allocation of resources and hinder Sony’s ability to engage in research and development, procurement, production, logistics, and sales activities in a manner that is profitable after the effect of such exchange rate changes.

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

Sony’s credit ratings may be adversely impacted by unfavorable operating results and a decline in its financial condition. Any credit rating downgrades may, in turn, result in an increase in Sony’s cost of funding and may have an adverse impact on Sony’s ability to access commercial paper or mid- to long-term debt markets on acceptable terms.

Additionally, global financial markets may experience significant levels of volatility and disruption, generally putting downward pressure on financial and other asset prices and impacting credit availability. Historically, Sony’s primary sources of funds have been cash flows from operations, the issuance of commercial paper and other debt securities such as term debt as well as borrowings from banks and other institutional lenders. There can be no assurance that such sources will continue to be available at acceptable terms or be sufficient to meet Sony’s needs.

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

Sony’s operations are conducted in many countries around the world, and these international operations can create challenges. For example, in Sony’s electronics businesses, production and procurement of products, parts and components in China and other Asian countries increase the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand. Further, in certain countries, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as armed conflicts, deterioration in foreign relations, domestic cultural and religious conflicts, non-compliance with expected business conduct, local regulations, trade policies and taxation laws and a lack of adequate infrastructure. Moreover, changes in local regulations, trade policies and taxation laws, such as local content regulations, business or investment permit approval requirements, foreign exchange controls, import or export controls, or the nationalization of assets or restrictions on the repatriation of income from foreign operations and investments in major markets and regions may affect Sony’s operating results. For example, a labor dispute or a change in labor regulations or policies may significantly change local labor environments. Such a condition in China or another country in which Sony or a partner manufactures could cause interruptions in production and shipping of Sony’s products and parts, a sharp rise in local labor costs, or a shortage of well-trained employees, which may adversely affect Sony’s operating results. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners, or depresses consumer confidence, Sony’s operating results and financial condition may be adversely affected. In addition, the time required to recover from disruptions, whether caused by these factors or other causes, such as natural disasters or pandemics, may be greater in certain countries. Moreover, Sony’s susceptibility to the above-mentioned risks may be greater in certain emerging markets that continue to be important to its operations, and this may have an adverse impact on its operating results and financial condition.

Sony’s success depends on the ability to recruit and retain skilled technical employees and management professionals.

In order to successfully continue to develop, design, manufacture, market, and sell products and services, including networked products, game hardware and software, film, television and music content as well as financial instruments in increasingly competitive markets, Sony must attract and retain key personnel, including its executive team, other management professionals, creative talent and skilled employees such as hardware and software engineers. However, there is high demand for such skilled employees, and Sony may be unable to attract or retain qualified employees to meet future business needs. In addition, business divestitures, restructuring or other transformation initiatives may lead to an unintended loss of experienced human resources or know-how. If this should happen, it may adversely affect Sony’s operating results and financial condition.

Sony may not be successful in integrating its business strategies and operations across different business units to increase the competitiveness of hardware, software, entertainment content and network services.

Sony believes that integrating its hardware, software, entertainment content and network services is essential in differentiating itself in the marketplace and in generating revenue growth and profitability. For example, in April 2016, Sony Computer Entertainment Inc. (“SCEI”) and Sony Network Entertainment International LLC (“SNEI”) founded Sony Interactive Entertainment LLC, a new company that combined all the business units belonging to SCEI and SNEI, including hardware, software, content and network services operations. However, this strategy depends on the continuing development (both inside and outside of Sony) of network services technologies, strategic and operational coordination and prioritization among Sony’s various business units and sales channels, and the standardization of technological and interface specifications industry-wide and across Sony’s networked products and business groups. Furthermore, in such a competitive business environment, which continuously changes with new entrants, it is critical for Sony to continuously introduce enhanced and competitively priced hardware that is seamlessly connected to network platforms, with user interfaces that are innovative and attractive to consumers. Sony also believes that it is essential to provide competitive and differentiated content-based service offerings that include Sony and third-party licensed audio, video and game content from major motion picture and television studios, music labels and game publishers. If Sony is not successful in implementing this strategy, it may adversely affect Sony’s reputation, competitiveness and profitability.

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

Sony’s G&NS segment offers a relatively small range of hardware, including PlayStation®4, PlayStation®3 and PS Vita, and a significant portion of overall demand for these and other products is weighted towards the year-end holiday season. Sony’s other consumer products are also dependent upon demand during the year-end holiday season. As a result, changes in the competitive environment, changes in market conditions, delays in the release of consumer products, including highly anticipated game software titles, and insufficient supply of hardware during the year-end holiday season can adversely impact Sony’s operating results.

The sales and profitability of Sony’s G&NS segment mainly depend on the penetration of its gaming platforms, which is sensitive to software line-ups, including software produced by Sony or third-party developers and publishers.

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

Digital technology, the availability of digital media, and global Internet penetration have created risks with respect to Sony’s ability to protect copyrighted content, including pre-release content, of the Pictures, Music and G&NS segments and other businesses from digital theft and counterfeiting. In particular, software and technologies that enable the duplication, transfer or downloading of digital media files from the Internet and other sources without authorization from the owners of the rights to such content have adversely impacted and continue to threaten the conventional copyright-based business model by making it easier to create, transmit, and redistribute high-quality, unauthorized digital media files. The availability of unauthorized content significantly contributes to a decrease in legitimate product sales and puts pressure on the price of legitimate products, which may adversely affect Sony’s operating results. Sony has incurred and will continue to incur expenses to help protect its intellectual property, to develop new services for the authorized digital distribution of motion pictures, television programming, music, and games, and to combat unauthorized digital distribution of its copyrighted content. These initiatives will increase Sony’s near-term expenses and may not achieve their intended result.

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

Changes in consumer behavior resulting from new technologies and distribution platforms may adversely affect operating results in Sony’s Music and Pictures segments.

Rapid changes in technology and the adoption of new technology by consumers have impacted the timing and manner in which consumers acquire and view entertainment products. Industry-wide trends such as the general maturation of physical media formats, including CD, DVD and Blu-ray Disc™ formats, the shift to digital distribution of audio and video content, and increased competition for retailer shelf space have contributed to and may continue to contribute to an industry-wide decline in the worldwide sales of physical media formats. Revenue from digital distribution, such as subscription streaming services and digital downloads, may not be sufficient to offset the decline in physical media sales that has affected and may continue to affect the operating results of Sony’s Music and Pictures segments and disc manufacturing business. Furthermore, the music industry has continued to see a year-over-year decline in digital download sales. If streaming services cannot attract sufficient subscribers to offset this decline, the operating results of Sony’s Music segment could be negatively impacted.

Operating results of Sony’s Pictures segment may be adversely affected by changes in advertising markets or by the failure to renew, or renewal on less favorable terms of, television carriage contracts (broadcasting agreements).

The strength of the advertising market can fluctuate in response to the economic prospects of specific advertisers or industries, advertisers’ current spending priorities and the economy in general, and this may adversely affect the Pictures segment’s television revenues. The Pictures segment’s television operations, including its worldwide television networks, derive substantial revenues from the sale of advertising on a variety of platforms. A decline in overall spending within the advertising market may have a direct adverse effect on the Pictures segment’s Media Networks’ revenues. The Pictures segment also recognizes sales from the licensing of its motion picture and television content, to U.S. and international television network customers. A decline in the advertising market may also adversely affect third-party television networks’ ability to generate revenues, which may result in lower license fees paid by these networks for Sony’s content.

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

The Pictures segment and certain of its suppliers are dependent upon highly specialized union members, including writers, directors, actors and other talent, and trade and technical employees, who are covered by union contracts and are essential to the development and production of motion pictures and television programming. A strike by one or more of these unions, or the possibility of a strike, work slowdown or work stoppage caused by uncertainties about, or the inability to reach agreement on, a new contract could delay or halt production activities. Such a delay or halt, depending on the length of time involved, could cause a delay or interruption in the release of new motion pictures and television programming and thereby may adversely affect operating results and cash flows in the Pictures segment. An inability to reach agreement on one or more of these union contracts or renewal on less favorable terms may also increase costs within Sony’s Pictures segment and have an adverse effect on operating results.

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

Sony’s Financial Services segment engages in asset-liability management (“ALM”) in an effort to manage its investment assets in a manner appropriate to its liabilities, which arise from the insurance policies that Sony’s Financial Services segment underwrites in both its life insurance and non-life insurance businesses and the deposits, borrowings and other liabilities in its banking business. ALM considers the long-term balance between assets and liabilities in an effort to ensure stable returns. Any failure to appropriately conduct its ALM activities, or any significant changes in market conditions beyond what its ALM may reasonably address, may have an adverse effect on the financial condition and operating results of the Financial Services segment. In particular, because Sony Life Insurance Co., Ltd. (“Sony Life”)’s liabilities to policyholders generally have longer durations than its investment assets, which are concentrated in long-term Japanese national government bonds, lower or negative interest rates tend to reduce yields on Sony Life’s investment portfolio while guaranteed yields (assumptions used for calculation of insurance premiums) remain generally unchanged on outstanding policies. As a result, Sony Life’s profitability and long-term ability to meet policy commitments may be adversely affected. In addition, declines in the yield of Sony Life’s investments resulting from changes in interest rates, particularly those held in respect of interest rate-sensitive whole life insurance policies, may result in additional policy reserves being recorded and the accelerated amortization of deferred acquisition costs, since the review of actuarial assumptions used for the valuation of policy reserves and deferred acquisition costs is required at least annually. Additional policy reserves and accelerated amortization of deferred acquisition costs may have an adverse impact on Sony’s operating results and financial condition.

Declines in the value of equity securities may have an adverse impact on Sony’s operating results and financial condition, particularly in Sony’s Financial Services segment.

In the Financial Services segment, declines in the yield of Sony Life’s separate account assets, resulting from the factors such as declines in the value of equity securities, may result in additional policy reserves being recorded and the accelerated amortization of deferred acquisition costs, since the review of actuarial assumptions used for the valuation of policy reserves concerning minimum death guarantees for variable life insurance and deferred acquisition costs is required at least annually. Additional policy reserves and accelerated amortization of deferred acquisition costs may have an adverse impact on Sony’s operating results and financial condition.

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

In the Financial Services segment, generating stable investment income is important to its operations, and the Financial Services segment’s investments are concentrated in long-term Japanese national government bonds, although it also has investments in a variety of asset classes, including shorter-term Japanese national government bonds, Japanese local government and corporate bonds, foreign government and corporate bonds, Japanese stocks, loans and real estate. In addition to risks related to changes in interest rates and the value of equity securities, the Financial Services segment’s investment portfolio is exposed to a variety of other risks, including foreign exchange risk, credit risk and real estate investment risk, any or all of which may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, mortgage loans account for 92.0 percent of the total loan balance, or 57.7 percent of the total assets of Sony Bank Inc. (“Sony Bank”), as of March 31, 2016. An increase in non-performing loans or a decline in the prices of real estate, the collateral for these mortgage loans provided by Sony Bank, may result in an increase in the allowance for doubtful accounts.

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

Sony’s headquarters and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the risk of earthquakes is relatively high compared to other parts of the world. A major earthquake in Japan, especially in Tokyo where Sony headquarters are located, the Tokai area where certain product manufacturing sites are located, or the Kyushu and Tohoku areas, where Sony’s semiconductor manufacturing sites are located, could cause substantial damage to Sony’s business operations, including damage to buildings, machinery, equipment and inventories, and the interruption to production at manufacturing facilities. For example, the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region in Japan caused damage to the buildings, machinery, equipment and inventories of a semiconductor manufacturing site, and production at the site was interrupted. As a result of the delay in the supply of semiconductor components, sales in the Devices and IP&S segments in the fiscal year ending March 31, 2017, are expected to be lower than the level anticipated prior to the earthquakes.

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

Sony faces the risk of litigation and regulatory proceedings in different countries in connection with its operations. Legal proceedings, including regulatory actions, may seek to recover very large indeterminate amounts or to limit Sony’s operations, and the possibility that they may arise and their magnitude may remain unknown for substantial periods of time. For example, legal proceedings, including regulatory actions, may result from antitrust scrutiny of market practices for anti-competitive conduct. A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory proceedings may have an adverse effect on Sony’s reputation, operating results and financial condition.

Sony is subject to financial and reputational risks due to product quality and liability issues.

Sony’s products and services, such as consumer products, non-consumer products, parts and components, semiconductors, software and network services are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and as demand increases for mobile products and online services. Sony’s efforts to adapt to rapid advancements in technologies and increased demand for mobile products and online services, while also maintaining product quality, may not be successful and may increase exposure to product liability. As a result, Sony may incur both reputational damage and expenses in connection with, for example, product recalls and after-sales services. In addition, Sony may not be successful in introducing after-sales upgrades, enhancements or new features to existing products and services, or in enabling existing products and services to continue to conveniently and effectively integrate with other technologies and online services. As a result, the quality of Sony’s existing products and services may not remain satisfactory to consumers and become less marketable, less competitive or obsolete, and Sony’s reputation, operating results and financial condition may be adversely affected. Moreover, allegations of health and safety issues related to Sony products, or lawsuits related to product quality, health issues arising from products or product safety, regardless of merit, may adversely impact Sony’s operating results and financial condition, either directly or as a result of the impact on Sony’s brand image and reputation as a producer of high-quality products and services. These issues are relevant to Sony products sold directly to customers, whether manufactured by Sony or a third party, and also to products of other companies that are equipped with Sony’s components, such as semiconductors.

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

Further, Sony’s operating results and financial condition could be adversely affected by future pension funding requirements pursuant to the Japanese Defined Benefit Corporate Pension Plan Act (“Act”). Under the Act, Sony is required to meet certain financial criteria including periodic actuarial revaluation and the annual settlement of gains or losses of the plans. In the event that the actuarial reserve required by law exceeds the fair value of pension plan assets and that the fair value of pension assets may not be recovered within a certain moratorium period permitted by laws and/or special legislative decree, Sony may be required to make an additional contribution to the plan, which may reduce cash flows. Similarly, if Sony is required to make an additional contribution to a foreign plan to meet any funding requirements in accordance with local laws and regulations in each country, Sony’s cash flows might be adversely affected. If Sony is required to increase cash contributions to its pension plans when actuarial assumptions, such as an expected long-term rate of return of the pension plan assets, are updated for purposes of determining statutory contributions, it may have an adverse impact on Sony’s cash flows.

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

Deferred tax assets are evaluated on a jurisdiction by jurisdiction basis. In certain jurisdictions, Sony has established valuation allowances against deferred tax assets, including net operating loss carryforwards, where it has concluded that the deferred tax assets are not more likely than not to be realized. As of March 31, 2016, Sony had valuation allowances principally in the following jurisdictions: (1) Sony Corporation and its national filing group in Japan, as well as for local taxes in a number of Japanese subsidiaries; (2) Sony Americas Holding Inc. and its consolidated tax filing group in the U.S.; (3) Sony Mobile Communications AB in Sweden; and (4) Sony Europe Limited in the U.K. In jurisdictions where valuation allowances have been established, no tax benefit will be recorded against any continuing losses and as a result, net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition could be adversely affected. Additionally, deferred tax assets could expire unused or otherwise not be realizable if Sony is unable to implement tax planning strategies or generate sufficient taxable income in the appropriate jurisdiction in the future (from operations and/or tax planning strategies) to utilize them, or if Sony enters into transactions that limit its legal ability to use them. As a result, Sony may lose any associated cash tax reduction available in future periods. If it becomes more likely than not that any of Sony’s remaining deferred tax assets without valuation allowances will expire unused and are not available to offset future taxable income, or otherwise will not be realizable, Sony will have to recognize an additional valuation allowance, increasing income tax expense. Net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition could be adversely affected when the deferred tax assets expire unused or in periods in which an additional valuation allowance is recorded.

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

Sony has a significant amount of goodwill, intangible assets and other long-lived assets, including production facilities and equipment in its electronics businesses. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges against these assets. Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying amount. Such an event or change in circumstances would include unfavorable variances from or adjustments to established business plans, significant changes in forecasted results or volatility inherent to external markets and industries. The increased levels of global competition and the faster pace of technological change to which Sony is exposed can result in greater volatility of these estimates, assumptions and judgments, and increase the likelihood of impairment charges. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances, including the types of events or changes described above with respect to goodwill and intangible assets, indicate that the carrying value of the assets or asset groups may not be recoverable. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. For example, in the fiscal year ended March 31, 2014, Sony recorded impairment charges including a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business in All Other, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business in All Other. In the fiscal year ended March 31, 2015, Sony recorded a 176.0 billion yen impairment charge related to goodwill in the Mobile Communications segment. In the fiscal year ended March 31, 2016, Sony recorded impairment charges in the Devices segment related to long-lived assets in the battery business and in the camera module business of 30.6 billion yen and 59.6 billion yen, respectively. Any such charge may adversely affect Sony’s operating results and financial condition.

Sony may be accused of infringing others’ intellectual property rights and be liable for significant damages.

Sony’s products incorporate a wide variety of technologies. Claims have been and may be asserted against Sony that such technology infringes the intellectual property owned by others. Such claims may be asserted by competitors to protect their products and services and/or as a business strategy to seek a competitive advantage, or by other patent holders, particularly as markets become more competitive, and products evolve to include new technologies and enhanced functionality that incorporate an increasing amount of intellectual property. Such claims might require Sony to enter into settlement or license agreements, to pay significant damage awards, and/or to face a temporary or permanent injunction prohibiting Sony from marketing or selling certain of its products, which may have an adverse effect on Sony’s reputation, operating results and financial condition.

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

In July 1984, Sony Magnescale Inc., a subsidiary of Sony Corporation, was listed on the Second Section of the TSE. The subsidiary changed its name to Sony Precision Technology Inc. in October 1996 and then to Sony Manufacturing Systems Corporation in April 2004. In April 2012, Sony Manufacturing Systems was merged into Sony EMCS Corporation. Sony EMCS Corporation changed its name to Sony Global Manufacturing & Operations Corporation in April 2016.

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

In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan. SCEI changed its name to Sony Interactive Entertainment Inc. (“SIE”) in April 2016.

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

In July 2014, Sony Corporation sold its personal computer (“PC”) business operated under the VAIO brand to Japan Industrial Partners, Inc.

Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America (“SCA”), 25 Madison Avenue, 26th Floor, New York, NY 10010-8601 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2014, 2015 and 2016, Sony’s capital expenditures were 261.0 billion yen, 251.0 billion yen and 468.9 billion yen, respectively. Sony’s capital expenditures are expected to be approximately 355.0 billion yen during the fiscal year ending March 31, 2017. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

Sony invested approximately 253 billion yen in the semiconductor business, including the acquisition of semiconductor fabrication facilities, equipment and related assets owned by Toshiba Corporation (“Toshiba”), during the fiscal year ended March 31, 2016. This 253 billion yen investment included approximately 205 billion yen for image sensor fabrication capacity. In the fiscal year ending March 2017, Sony expects to invest approximately 120 billion yen in Semiconductors. This investment includes approximately 70 billion yen for image sensor fabrication capacity.

B.	Business Overview

Sony Corporation and its consolidated subsidiaries (“Sony”) realigned its business segments from the first quarter of the fiscal year ended March 31, 2016 to reflect modifications to its organizational structure as of April 1, 2015, primarily repositioning certain operations in All Other and the Devices segment. In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other, are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other, are now included in the Mobile Communications (“MC”) segment. Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the Home Entertainment & Sound (“HE&S”) segment. In addition, the medical business, previously included in All Other, is now included in the Imaging Products & Solutions (“IP&S”) segment as a result of a change in the Corporate Executive Officer in charge of the medical business.

For details on the nature of Sony’s operations, please refer to Nature of Operations under “Consolidated Financial Statements”.

Products and Services

Mobile Communications (“MC”)

Sony Mobile undertakes product research, development, design, marketing, sales, production, distribution and customer services for mobile phones, tablets, accessories and applications. So-net provides Internet broadband network services to subscribers as well as creates and distributes content through its portal services to various electronics product platforms such as PCs and mobile phones.

Game & Network Services (“G&NS”)

The following table sets forth Sony’s G&NS segment sales to external customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2014		2015		2016
	(Yen in millions)
Hardware	513,425	(54.2)	733,757	(56.8)	721,829	(48.8)
Network	200,229	(21.2)	351,467	(27.2)	529,318	(35.8)
Other	232,825	(24.6)	206,922	(16.0)	228,628	(15.4)

G&NS Total	946,479	(100.0)	1,292,146	(100.0)	1,479,775	(100.0)

Hardware:

“Hardware” includes home and portable game consoles.

Network:

“Network” includes network services relating to game, video, and music content provided by Sony Network Entertainment International LLC (consolidated into Sony Interactive Entertainment LLC on April 1, 2016).

Imaging Products & Solutions (“IP&S”)

The following table sets forth Sony’s IP&S segment sales to external customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2014		2015		2016
	(Yen in millions)
Digital Imaging Products	442,723	(59.8)	432,594	(60.1)	418,232	(59.4)
Professional Solutions	277,417	(37.5)	271,903	(37.8)	262,675	(37.3)
Other	19,660	(2.7)	15,641	(2.1)	23,561	(3.3)

IP&S Total	739,800	(100.0)	720,138	(100.0)	704,468	(100.0)

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

	Fiscal year ended March 31
	2014		2015		2016
	(Yen in millions)
Televisions	754,308	(63.0)	835,068	(67.6)	797,764	(69.1)
Audio and Video	431,519	(36.1)	396,814	(32.1)	354,946	(30.7)
Other	10,871	(0.9)	3,804	(0.3)	2,375	(0.2)

HE&S Total	1,196,698	(100.0)	1,235,686	(100.0)	1,155,085	(100.0)

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

	Fiscal year ended March 31
	2014		2015		2016
	(Yen in millions)
Semiconductors	342,072	(61.9)	501,015	(69.0)	558,983	(72.9)
Components	207,833	(37.6)	217,935	(30.0)	197,316	(25.7)
Other	2,493	(0.5)	7,010	(1.0)	10,458	(1.4)

Devices Total	552,398	(100.0)	725,960	(100.0)	766,757	(100.0)

Semiconductors:

“Semiconductors” includes CMOS image sensors, CCDs, system LSIs, and other semiconductors.

Components:

“Components” includes batteries, audio/video/data recording media, storage media and optical pickups.

Pictures

The following table sets forth Sony’s Pictures segment sales to external customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2014		2015		2016
	(Yen in millions)
Motion Pictures	422,255	(50.9)	434,253	(49.6)	447,355	(47.8)
Television Productions	247,568	(29.9)	252,456	(28.8)	270,115	(28.9)
Media Networks	158,845	(19.2)	189,605	(21.6)	218,357	(23.3)

Pictures Total	828,688	(100.0)	876,314	(100.0)	935,827	(100.0)

Motion Pictures:

“Motion Pictures” includes the worldwide production, acquisition and distribution of live-action and animated motion pictures and direct-to-video content. SPE’s motion picture production organizations include Columbia Pictures, Screen Gems, Sony Pictures Animation, Sony Pictures Classics and TriStar Pictures. SPE also operates Sony Pictures Imageworks, a visual effects and animation unit, and manages a studio facility, Sony Pictures Studios, which includes post production facilities.

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

Media Networks:

“Media Networks” includes the operation of television and digital networks worldwide. SPE’s television networks around the world include Sony Pictures Networks India Private Limited (formerly known as Multi Screen Media Private Limited), which operates television networks in India, and a controlling interest in Game Show Network (“GSN”), which operates a U.S.-based cable network and an online game business. Digital networks include Crackle, a multi-platform video entertainment network focusing on premium video content.

Music

The following table sets forth Sony’s Music segment sales to external customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2014		2015		2016
	(Yen in millions)
Recorded Music	347,684	(69.8)	383,350	(70.9)	412,718	(68.7)
Music Publishing	66,869	(13.4)	70,959	(13.1)	71,258	(11.8)
Visual Media and Platform	83,777	(16.8)	86,195	(16.0)	116,993	(19.5)

Music Total	498,330	(100.0)	540,504	(100.0)	600,969	(100.0)

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

All Other

All Other consists of various operating activities, including the disc manufacturing business outside of Japan and the PC business, which was sold in July 2014. Certain costs related to the PC business remain in All Other. Sony’s products and services are generally unique to a single operating segment.

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

PlayStation®4 (“PS4”), PlayStation®3 (“PS3”) and PlayStation®Vita (“PS Vita”) hardware and related software are marketed and distributed by SCEI*, Sony Computer Entertainment America (“SCEA”), Sony Computer Entertainment Europe, Ltd. (“SCEE”) and subsidiaries in Asia. Game software and network services are marketed and distributed internationally by Sony Network Entertainment Inc. (“SNEI”) through PlayStation® Network (“PSN”).

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

* SCEI and SNEI founded Sony Interactive Entertainment LLC, a new company that combined all the business units belonging to SCEI and SNEI, including hardware, software, content and network services operations in April 2016. SCEA changed its name to Sony Interactive Entertainment America LLC in April 2016. SCEE changed its name to Sony Interactive Entertainment Europe Limited in April 2016.

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

The worldwide home entertainment distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through Sony Pictures Home Entertainment, except in certain countries where SPE has joint distribution or sub-distribution arrangements with other studios, or arrangements with independent local distributors. Product is distributed in various home media formats including DVD, Blu-ray Disc™, electronic sell-through and video-on-demand.

The worldwide television distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through Sony Pictures Television. SPE’s library of motion pictures and television programming is licensed to broadcast television networks, pay and basic cable networks, direct broadcast satellite providers as well as to subscription and advertising supported Internet television providers (such as Sony’s PSN and Netflix).

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

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business through a joint venture with a third-party investor in countries other than Japan primarily under the Sony/ATV name. Sony and the Estate of Michael Jackson (the “Estate”) entered into a binding Memorandum of Understanding on March 14, 2016 and a definitive agreement on April 18, 2016 for Sony to obtain full ownership of Sony/ATV by acquiring the 50 percent interest in Sony/ATV held by the Estate. The closing of the transaction is subject to certain closing conditions, including regulatory approval.

SMEJ creates artwork and produces packaged home entertainment products including music/games, and organizes various events in Japan through Sony Music Communications Inc. SMEJ also produces, markets, and distributes animation products through Aniplex Inc.

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees as well as partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2016, Sony Life employed 4,612 Lifeplanner® sales employees. Sony Life maintains an extensive service network which mainly consists of the Lifeplanner® channel and the independent agent channel in Japan. The Lifeplanner® channel is characterized by strict recruitment and training of sales professionals from industries outside the life insurance industry, performance-linked compensation and its high productivity, and offers custom-made packages. Most of the agents in the independent agent channel are corporate and non-exclusive agents, centering on shop-style agents. Shop-style agents are a sub-channel of the independent agent channel, who offer insurance in local stores and provide customers with opportunities to compare various insurers’ products. To enhance Sony Life’s relationship with independent agents, Sony Life’s agent support staff provides independent agents with various support services, including recruiting, training and sales promotion activities. As part of its plan to expand its sales of individual annuity products, Sony Life established a Japanese joint venture company with AEGON N.V. The 50-50 joint venture, known as AEGON Sony Life Insurance Co., Ltd. was established in August 2009 and began operations in Japan in December 2009.

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

Sony Bank has conducted banking operations in Japan since June 2001. As an Internet bank focusing on the asset management and borrowing needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts and mortgages. By using Sony Bank’s transaction channel, the “MONEYKit” service website, account holders can invest and manage assets over the Internet according to their life plans. On July 1, 2011, Sony Bank acquired Sony’s 57 percent equity interest in Sony Payment Services Inc. (“Sony Payment Services”), resulting in Sony Payment Services becoming a consolidated subsidiary of Sony Bank. Sony Payment Services is an industry-leading provider of credit card settlement services to members of its Internet network.

All Other

Sony DADC group (“Sony DADC”) offers Blu-ray Disc™, DVD and CD media replication services as well as digital and physical supply chain solutions to business customers in the entertainment, education, and information industries.

Sales to External Customers by Geographic Area

The following table shows Sony’s consolidated sales to external customers in each of its major markets for the periods indicated. Figures in parentheses indicate the percentage contribution of each region to total worldwide sales and operating revenue.

	Fiscal year ended March 31
	2014		2015		2016
	(Yen in millions)
Japan	2,199,099	(28.3)	2,233,776	(27.2)	2,317,312	(28.6)
United States	1,302,052	(16.8)	1,528,097	(18.6)	1,733,759	(21.4)
Europe	1,753,526	(22.6)	1,932,941	(23.5)	1,881,329	(23.2)
China	520,539	(6.7)	546,697	(6.7)	540,497	(6.7)
Asia-Pacific	1,013,635	(13.0)	1,052,453	(12.8)	959,171	(11.8)
Other Areas	978,415	(12.6)	921,916	(11.2)	673,644	(8.3)

Total	7,767,266	(100.0)	8,215,880	(100.0)	8,105,712	(100.0)

Sources of Supply

Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony has a general policy of maintaining multiple suppliers for important parts and components and, in the fiscal year ended March 31, 2016, Sony continued activities to optimize the number of its suppliers by category to achieve efficiencies and to minimize procurement risk when possible.

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

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain of these licenses are important to Sony’s business, such as those for optical disc-related and smartphone products. Sony products that employ DVD player functions, including PS4 and PS3 hardware, are substantially dependent upon patents that relate to technologies specified in the DVD specifications and are licensed from Dolby Laboratories Licensing Corporation. Sony products that employ Blu-ray Disc™ player functions that also employ DVD player functions, including PS4 and PS3 hardware, are substantially dependent upon patents that relate to technologies specified in Blu-ray Disc™ specifications and are licensed by MPEG LA LLC and One-Blue, LLC, in addition to the patents that relate to technologies specified in DVD specifications, as described above. Sony’s smartphone products are substantially dependent upon patents that relate to technologies specified in certain codec standards and are licensed by MPEG LA LLC and Via Licensing Corporation, as well as patents that relate to CDMA technologies specified by the standard-setting bodies within the telecommunications industry and are licensed by Qualcomm Incorporated and NTT DOCOMO, INC. Sony considers its overall license position beneficial to its operations.

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

Electronics

Sony believes that its product planning and product design expertise, the high quality of its products, its record of innovative product introductions and product improvements, its price competitiveness derived from reductions in manufacturing and indirect costs and its extensive marketing and servicing efforts are important factors in maintaining its competitive position. Sony believes that the success of the game and network services businesses is determined by the availability of attractive software titles and related content, downloadable content, network services and peripherals. Sony Mobile manufactures and sells mobile handsets, primarily focusing on the smartphone market, specifically products using the Android operating system as a platform. Many of the retailers and carriers who distribute Sony Mobile’s products also distribute the products of competing mobile handset companies. Sony Mobile believes that its product design capabilities, technological innovation, price competitiveness, user experience and the ecosystem that supports such an experience are key factors in establishing and maintaining a competitive position. So-net faces competition in the Internet service provider business from other service providers in Japan, including telecommunications companies that possess their own telecommunication lines. Rapid technological advancement has created many new opportunities but it has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer sensitivity to prices is high, and they are able to change Internet service providers with increasing ease. In the Devices segment, due to slower recent growth of the smartphone market, plans to increase the production capacity for image sensors have been revised. While much effort will be put into keeping Sony’s strong competitive position in this business, Sony believes that it is equally important to try to match capital expenditure with future customer demand and plans to reduce its investment in this area which requires a large amount of initial capital investment.

Pictures

SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide. SPE competes with other motion picture studios and, to a lesser extent, with production companies to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products. In addition, SPE faces intense competition to acquire motion pictures and television programming from third parties. Competition in television production and distribution is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast and cable networks, direct broadcast satellite (“DBS”) providers, the Internet and other outlets both within and outside of the U.S. Furthermore, broadcast networks in the U.S. continue to produce their own shows internally. This competitive environment may result in fewer opportunities to produce shows for U.S. networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. SPE’s worldwide television networks compete for viewers with broadcast and cable networks, DBS providers, the Internet and other forms of entertainment. The growth in the number of networks around the world has increased the competition for advertising and subscription revenues, acquisition of programming, and distribution of SPE’s television networks by cable, satellite, the Internet and other distribution systems.

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

All Other

Sony DADC is facing intense price competition as well as contraction of worldwide physical media markets, as storage of digital content shifts from physical media to online servers. In such an environment, Sony DADC is focused on operating efficiency and service quality.

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

In Japan, Sony’s insurance businesses are subject to the Insurance Business Act and approvals and oversight from the Financial Services Agency (“FSA”). The primary purpose of the Insurance Business Act and related regulations is to protect policyholders, not shareholders. The Insurance Business Act specifies the types of businesses insurance companies may engage in, imposes limits on the types and amounts of investments that can be made and requires insurance companies to maintain specified reserves and a minimum solvency margin ratio. In particular, life insurance companies must maintain a premium reserve (for the portion of their portfolio other than unearned premiums), an unearned premium reserve, a reserve for refunds with respect to certain insurance contracts of life insurance companies specified in the Insurance Business Act’s regulations, and a contingency reserve in amounts no lower than the amount of the “standard policy reserve” as set forth by the regulatory guidelines. The FSA maintains a solvency standard which is used by Japanese regulators to monitor the financial strength of insurance companies. Non-life insurance companies are also required to provide a policy reserve. Sony Bank is also subject to regulation by the FSA under the Banking Act of Japan, including the requirement that it maintain a minimum capital adequacy ratio in accordance with capital adequacy guidelines adopted by the FSA based on the Basel III agreement. The FSA has broad regulatory powers over insurance and banking businesses in Japan, including the authority to grant or revoke operating licenses and to request information and conduct onsite inspections of books and records. Sony’s subsidiaries in the Financial Services segment are subject to the Japanese Insurance Business Act and Banking Act that require insurance and business companies to maintain their financial credibility and to secure protection for policyholders and depositors in view of the public importance of insurance and banking services. As such, lending and borrowing between subsidiaries in the Financial Service segment and the other companies within Sony Group is strictly limited.

In addition, Sony’s telecommunication businesses in Japan are subject to approvals and oversight from the Ministry of Internal Affairs and Communications, under the Telecommunications Business Act and other regulations related to the Internet businesses and communication methods in Japan.

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

Sony is aware that certain transactions during the fiscal year ended March 31, 2016, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.

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

•

During the fiscal year ended March 31, 2016, a non-U.S. subsidiary of Sony sold medical instruments, including medical printers, print media and monitors, to a third-party-owned dealer in Dubai, which, to the best of Sony’s knowledge, planned to resell those products to hospitals and health organizations in Iran, some of which are under the control of the Iranian Ministry of Health. Sony’s gross revenue from these sales was approximately 4.8 million U.S. dollars, and Sony has estimated that its net profit from such sales was 0.3 million U.S. dollars.

•

Sony’s representative office in Tehran, Iran, which was established in 1992, has been closed and has been under liquidation processes since before the beginning of the fiscal year ended March 31, 2014. In the course of liquidation, Sony engages in certain incidental transactions (for example, permits, taxes, and similar matters incidental to the wind-down of the office in Iran) with Iranian government-owned entities. No material revenues or profits are associated with these transactions with the Iranian government-owned entities.

Sony is not aware of any other activity, transaction or dealing by Sony Corporation or any of its affiliates during the fiscal year ended March 31, 2016 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2017, except as described above in connection with the wind-down of its representative office or for certain transactions through third-party-owned dealers that Sony believes to be intended for hospitals and health organizations in Iran. Nevertheless, Sony continues to monitor developments in this area, especially in the light of the Joint Comprehensive Plan of Action of July 14, 2015, among the United States, the United Kingdom, China, France, Russia, Germany, the European Union and Iran, and will determine whether and to what extent they affect Sony’s business with Iranian customers as currently conducted and may additionally be conducted. Such business activities may require disclosure pursuant to Section 13(r) of the Exchange Act. Sony intends to conduct any such business activities in accordance with applicable law.

Sony believes, and maintains policies and procedures designed to ensure that, its transactions with Iran and elsewhere have been conducted in accordance with applicable economic sanctions laws and regulations and do not involve transactions likely to result in the imposition of sanctions or other penalties on Sony. However, there can be no assurance that Sony’s policies and procedures will be effective, and if the relevant authorities were to impose penalties or sanctions against Sony, the impact of such sanctions could be material.

C.	Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

Name of company	Country of incorporation	(As of March 31, 2016) Percentage owned
Sony EMCS Corporation*	Japan	100.0
Sony Semiconductor Corporation**	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Mobile Communications Inc.	Japan	100.0
Sony Computer Entertainment Inc.***	Japan	100.0
Sony Visual Products Inc.	Japan	100.0
Sony Video & Sound Products Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings Inc.****	Japan	60.0
Sony Life Insurance Co., Ltd.****	Japan	100.0
Sony Bank Inc.****	Japan	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Computer Entertainment America LLC*****	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Europe Limited	U.K.	100.0
Sony Computer Entertainment Europe Limited	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherlands	100.0
Sony Mobile Communications AB	Sweden	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0
Sony (China) Limited	China	100.0

* Sony EMCS Corporation changed its name to Sony Global Manufacturing & Operations Corporation in April 2016.

** Sony Semiconductor Corporation changed its name to Sony Semiconductor Manufacturing Corporation in April 2016.

*** Sony Computer Entertainment Inc. changed its name to Sony Interactive Entertainment Inc. in April 2016.

**** Sony Corporation owns 60 percent of Sony Financial Holdings Inc., and Sony Financial Holdings Inc. owns 100 percent of Sony Life Insurance Co., Ltd. and Sony Bank Inc.

***** Sony Computer Entertainment America LLC changed its name to Sony Interactive Entertainment America LLC in April 2016.

D.	Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The following table sets forth information as of March 31, 2016 with respect to plants used for the production of products mainly for electronics products and services with floor space of more than 500,000 square feet:

Location	Approximate floor space	Principal products produced
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Corporation* — Nagasaki TEC)	2,306,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Corporation* — Kumamoto TEC)	2,123,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Kagoshima (Sony Semiconductor Corporation* — Kagoshima TEC)	1,767,000	CCDs and other semiconductors

Oita (Sony Semiconductor Corporation* — Oita TEC)	585,000	CMOS image sensors and other semiconductors

Motomiya, Fukushima (Sony Energy Devices Corporation — Motomiya Plant)	961,000	Batteries

Kohda, Aichi (Sony EMCS Corporation** — Tokai TEC — Kohda Site)	902,000	Home-use video cameras, compact digital cameras and interchangeable single-lens cameras

Inazawa, Aichi (Sony EMCS Corporation** — Tokai TEC — Inazawa Site)	842,000	LCD televisions

Tsuruoka, Yamagata (Sony Semiconductor Corporation* — Yamagata TEC)	703,000	CMOS image sensors and other semiconductors

Koriyama, Fukushima (Sony Energy Devices Corporation — Koriyama Plant)	593,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation** — Tokai TEC — Kosai Site)	576,000	Broadcast-and professional-use video equipment

Kisarazu, Chiba (Sony EMCS Corporation** — Kisarazu TEC)	541,000	Blu-ray Disc™ players/recorders, audio equipment and video conference systems

Location	Approximate floor space	Principal products produced
	(square feet)
Outside of Japan:

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	2,428,000	Blu-ray Disc™-ROMs, CDs, DVDs and UMDs (Universal Media Disc)

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,027,000	Optical pickups and LCDs

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,886,000	Batteries and compact digital cameras

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	1,021,000	Audio equipment

Tuas, Singapore (Sony Electronics (Singapore) Pte. Ltd.)	825,000	Batteries

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	954,000	LCD televisions, TV components, Blu-ray Disc™ players/recorders and DVD-players/recorders

Guangzhou, China (Sony Electronics Huanan Co., Ltd.)	687,000	Optical pickups

Beijing, China (Sony Mobile Communications (China) Co., Ltd.)	680,000	Mobile phones

In addition to the above facilities, Sony has a number of other plants for electronic products throughout the world. Sony owns research and development facilities, and Sony Corporation’s headquarters building, with a total floor space of approximately 1,753,000 square feet, in Tokyo, Japan, where administrative functions and product development activities are carried out. SCEI*** has its corporate headquarters in Sony Corporation’s headquarters building and leases additional office space in Tokyo from a third party, where administrative functions, product development, and software development are carried out. SCEA*** and SCEE*** lease their offices in the U.S. and Europe, respectively.

SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios, with aggregate floor space of approximately 1,606,000 square feet. SPE also leases office space and motion picture and television support facilities from third parties and affiliates of Sony Corporation in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.

SME’s corporate offices are headquartered in New York, NY where it leases office space from SCA. SME also leases office space from third parties in various locations worldwide.

Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.

SCA’s corporate offices are headquartered on New York, NY where it leases office space from a third party.

On March 31, 2014, Sony Semiconductor Corporation* Yamagata TEC was established in Japan. This facility uses semiconductor fabrication equipment and certain related assets acquired from Renesas Electronics Corporation. In March 2014, Sony announced that it had agreed to sell the NS Building, Building 4 and Building 5, and premises at Sony’s Gotenyama Technology Center to Sumitomo Realty & Development Co., Ltd., a Japanese real estate company.

On March 31, 2016, Sony Semiconductor Corporation* Oita TEC was established in Japan. This facility uses semiconductor fabrication equipment and certain related assets acquired from Toshiba.

* Sony Semiconductor Corporation changed its name to Sony Semiconductor Manufacturing Corporation in April 2016.

** Sony EMCS Corporation changed its name to Sony Global Manufacturing & Operations Corporation in April 2016.

*** SCEI changed its name to Sony Interactive Entertainment Inc. in April 2016. SCEA changed its name to Sony Interactive Entertainment America LLC in April 2016. SCEE changed its name to Sony Interactive Entertainment Europe Limited in April 2016.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Operating Performance

	Fiscal year ended March 31			Percent change from
	2014	2015	2016	2014 to 2015	2015 to 2016
	(Yen in billions, except percentage data)
Sales and operating revenue	7,767.3	8,215.9	8,105.7	+5.8%	-1.3%
Equity in net income (loss) of affiliated companies	(7.4)	3.9	2.2	—	-42.9
Operating income	26.5	68.5	294.2	+158.7	+329.2
Income before income taxes	25.7	39.7	304.5	+54.3	+666.5
Net income (loss) attributable to Sony Corporation’s stockholders	(128.4)	(126.0)	147.8	—	—

Sales

During the fiscal year ended March 31, 2016, the average rates of the yen were 120.1 yen against the U.S. dollar and 132.6 yen against the euro, which were 8.5 percent lower and 4.7 percent higher, respectively, than the fiscal year ended March 31, 2015. During the fiscal year ended March 31, 2015, the average rates of the yen were 109.9 yen against the U.S. dollar and 138.8 yen against the euro, which were 8.8 percent and 3.2 percent lower, respectively, than the fiscal year ended March 31, 2014.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales and operating revenue (“sales”) were 8,105.7 billion yen, a decrease of 1.3 percent compared to the fiscal year ended March 31, 2015. This decrease was mainly due to a significant decrease in Mobile Communications (“MC”) segment sales, reflecting a significant decrease in smartphone unit sales, partially offset by an increase in Game & Network Services (“G&NS”) segment sales, reflecting a significant increase in PlayStation®4 (“PS4”) software sales, and in Music segment sales mainly reflecting depreciation of the yen against the U.S. dollar. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales were 8,215.9 billion yen, an increase of 5.8 percent compared to the fiscal year ended March 31, 2014. This increase was primarily due to the impact of foreign exchange rates, a significant increase in G&NS segment sales reflecting the strong performance of PS4 and a significant increase in Devices segment sales due to the strong performance of image sensors. This increase was partially offset by a significant decrease in sales in All Other, primarily related to Sony’s exit from the PC business. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

Cost of Sales, Selling, General and Administrative Expenses and Other Operating Expense, net

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

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, cost of sales decreased by 108.3 billion yen, or 2.1 percent year-on-year, to 5,166.9 billion yen. Cost of sales in the fiscal year ended March 31, 2015 included an 11.2 billion yen write-down of PlayStation®Vita (“PS Vita”) and PlayStation TV (“PS TV”) components in the G&NS segment. The ratio of cost of sales to sales improved year-on-year from 73.9 percent to 73.4 percent.

Research and development costs (all research and development costs are included within cost of sales) increased by 3.9 billion yen, or 0.8 percent year-on-year, to 468.2 billion yen. The ratio of research and development costs to sales was 6.7 percent compared to 6.5 percent in the fiscal year ended March 31, 2015.

SGA expenses decreased by 119.5 billion yen, or 6.6 percent year-on-year, to 1,691.9 billion yen, mainly due to decreases in advertising costs and restructuring charges. The ratio of SGA expenses to sales improved year-on-year from 25.4 percent to 24.0 percent.

Other operating expense, net was 47.2 billion yen, a decrease of 134.5 billion yen, or 74.0 percent year-on-year. This significant improvement was mainly due to a decrease in the amount of impairment charges. Other operating expense, net for the fiscal year ended March 31, 2016 included a 59.6 billion yen impairment charge against long-lived assets in the camera module business and a 30.6 billion yen impairment charge against long-lived assets in the battery business, both of which were recorded in the Devices segment, as well as a 151 million U.S. dollars (18.1 billion yen) gain recorded in the Music segment on the remeasurement to fair value of Sony Music Entertainment’s (“SME”) 51 percent equity interest in Orchard Media, Inc. (“The Orchard”), which had previously been accounted for under the equity method, as a result of SME increasing its ownership interest to 100 percent. It also included a gain of 12.3 billion yen from the sale of a part of the logistics business, in connection with the formation of a logistics joint venture, recorded in Corporate and elimination. Other Operating expense, net for the fiscal year ended March 31, 2015 included a 176.0 billion yen impairment charge against goodwill recorded in the MC segment and a gain of 14.8 billion yen recognized on the sale of certain buildings and premises at the Gotenyama Technology Center in Japan, recorded in Corporate and elimination. Refer to Note 20 of the consolidated financial statements.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, cost of sales increased by 135.1 billion yen, or 2.6 percent year-on-year, to 5,275.1 billion yen. This increase included an 11.2 billion yen write-down of PS Vita and PS TV components in the G&NS segment. The ratio of cost of sales to sales improved year-on-year from 75.8 percent to 73.9 percent.

Research and development costs (all research and development costs are included within cost of sales) decreased by 1.7 billion yen, or 0.4 percent year-on-year, to 464.3 billion yen. The ratio of research and development costs to sales was 6.5 percent compared to 6.9 percent in the fiscal year ended March 31, 2014.

SGA expenses increased by 82.9 billion yen, or 4.8 percent year-on-year, to 1,811.5 billion yen, mainly due to the impact of the depreciation of the yen, partially offset by a decrease in personnel costs due to the impact of restructuring initiatives. The ratio of SGA expenses to sales was essentially flat at 25.4 percent, compared to 25.5 percent in the fiscal year ended March 31, 2014.

Other operating expense, net was 181.7 billion yen, an increase of 133.0 billion yen, or 273.3 percent year-on-year. This significant deterioration was mainly due to the recording of a 176.0 billion yen charge for the impairment of goodwill recorded in the MC segment. Sony performed its interim goodwill impairment test and concluded that the fair value of the MC business had decreased. This deterioration was partially offset by a gain of 14.8 billion yen recognized on the sale of certain buildings and premises at Gotenyama Technology Center in Japan, recorded in Corporate and Elimination. Other operating expense, net for the fiscal year ended March 31, 2014 included a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business, all of which were recorded in All Other, partially offset by a gain of 12.8 billion yen from the sale of certain shares of M3, Inc. (“M3”), which was recorded in All Other. Refer to Note 20 of the consolidated financial statements.

Equity in Net Income (Loss) of Affiliated Companies

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, equity in net income of affiliated companies decreased by 1.7 billion yen, or 42.9 percent year-on-year, to 2.2 billion yen. This decrease was mainly due to a deterioration of equity in net income (loss) for Intertrust Technologies Corporation in All Other.

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

Operating Income

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, operating income increased by 225.6 billion yen, or 329.2 percent year-on-year, to 294.2 billion yen. This significant increase was primarily due to significant improvements in the results of the MC segment and All Other, as well as the G&NS, Imaging Products & Solutions (“IP&S”), Music and Home Entertainment & Sound (“HE&S”) segments. The increase in consolidated operating income was partially offset by a significant deterioration in the operating results of the Devices, Financial Services and Pictures segments. Restructuring charges, net, decreased 59.8 billion yen year-on-year to 38.3 billion yen.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, operating income increased 42.1 billion yen, or 158.7 percent year-on-year, to 68.5 billion yen. This significant increase was primarily due to a significant improvement in the operating results of the Devices, G&NS and HE&S segments. This improvement was partially offset by a significant deterioration in operating results in the MC segment, primarily due to a 176.0 billion yen impairment of goodwill.

Restructuring charges, net, increased 17.4 billion yen year-on-year to 98.0 billion yen. PC exit costs decreased 18.7 billion yen year-on-year to 39.6 billion yen, which included 19.6 billion yen of restructuring charges. The following table provides PC exit costs and the total PC business operating loss for the fiscal year ended March 31, 2015.

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

** Operating loss excluding exit costs includes sales company fixed costs charged to the PC business in the fiscal year ended March 31, 2015, which were allocated based on historical results.

Other Income and Expenses

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, other income increased by 41.8 billion yen, or 166.6 percent year-on-year, to 66.8 billion yen, while other expenses increased by 2.6 billion yen, or 4.9 percent year-on-year, to 56.5 billion yen. The net amount of other income and other expenses was income of 10.3 billion yen, an improvement of 39.1 billion yen year-on-year. This was mainly due to an increase in the gain on securities investments. The gain on sales of securities investments in the fiscal year ended March 31, 2016 included a 46.8 billion yen gain on the sale of certain shares of Olympus Corporation and a 2.7 billion yen gain on the sale of shares in connection with the above-mentioned formation of a logistics joint venture. The gain on sales of securities investments in the previous fiscal year included a 4.8 billion yen gain on Sony’s shares in SQUARE ENIX HOLDINGS CO., LTD.

The foreign exchange loss, net, was 20.6 billion yen, essentially flat year-on-year. Interest and dividends in other income of 12.5 billion yen were recorded in the fiscal year ended March 31, 2016, a decrease of 0.4 billion yen, or 3.4 percent year-on-year. Interest recorded in other expenses totaled 25.3 billion yen, an increase of 1.7 billion yen, or 7.1 percent year-on-year.

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

Income before Income Taxes

For the fiscal year ended March 31, 2016, income before income taxes was 304.5 billion yen, an increase of 264.8 billion yen, or 666.5 percent year-on-year. For the fiscal year ended March 31, 2015, income before income taxes was 39.7 billion yen, an increase of 14.0 billion yen, or 54.3 percent year-on-year.

Income Taxes

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

During the fiscal year ended March 31, 2016, Sony recorded 94.8 billion yen of income tax expense, resulting in an effective tax rate of 31.1 percent. This effective tax rate was lower than the Japanese statutory tax rate primarily as a result of profits recorded at foreign subsidiaries and in the insurance business, which are both subject to lower tax rates, the reversal of valuation allowances on deferred tax assets for local taxes by a subsidiary in Japan, and an income tax benefit due to a reduction in the corporate tax rate in Japan which resulted in a reduction of net deferred tax liabilities. These reductions were partially offset by increases in valuation allowances for deferred tax assets in the national tax filing group in Japan and certain foreign subsidiaries.

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

Net Income Attributable to Sony Corporation’s Stockholders

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, the net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 147.8 billion yen, compared to a net loss of 126.0 billion yen in the fiscal year ended March 31, 2015.

Net income attributable to noncontrolling interests of 61.9 billion yen was recorded, a decrease of 15.1 billion yen, or 19.6 percent year-on-year. This decrease was mainly due to the decreased income at Sony Financial Holdings, Inc. (“SFH”), for which there is a noncontrolling interest of 40 percent.

Basic net income per share and diluted net income per share, attributable to Sony Corporation’s stockholders for the fiscal year ended March 31, 2016 were 119.40 yen and 117.49 yen respectively, compared to the loss of 113.04 yen of both basic net income per share and diluted net income per share, attributable to Sony Corporation’s stockholders for the fiscal year ended March 31, 2015. Refer to Note 22 of the consolidated financial statements.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, the net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 126.0 billion yen, compared to a net loss of 128.4 billion yen in the fiscal year ended March 31, 2014.

Net income attributable to noncontrolling interests of 77.0 billion yen was recorded, an increase of 17.4 billion yen, or 29.3 percent year-on-year. This increase was mainly due to the increased income at SFH, for which there is a noncontrolling interest of 40 percent.

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

Business Segment Information

	Fiscal year ended March 31			Percent change from
	2014	2015	2016	2014 to 2015	2015 to 2016
	(Yen in billions, except percentage data)
Sales and operating revenue
Mobile Communications	1,265.0	1,410.2	1,127.5	+11.5%	-20.0%
Game & Network Services	1,043.9	1,388.0	1,551.9	+33.0	+11.8
Imaging Products & Solutions	743.8	723.9	711.2	-2.7	-1.7
Home Entertainment & Sound	1,199.7	1,238.1	1,159.0	+3.2	-6.4
Devices	741.8	927.1	935.8	+25.0	+0.9
Pictures	829.6	878.7	938.1	+5.9	+6.8
Music	517.0	559.2	617.6	+8.2	+10.4
Financial Services	993.8	1,083.6	1,073.1	+9.0	-1.0
All Other	761.8	386.6	333.2	-49.2	-13.8
Corporate and elimination	(329.1)	(379.5)	(341.8)	—	—

Consolidated	7,767.3	8,215.9	8,105.7	+5.8	-1.3

	Fiscal year ended March 31			Percent change from
	2014	2015	2016	2014 to 2015	2015 to 2016
	(Yen in billions, except percentage data)
Operating income (loss)
Mobile Communications	8.7	(217.6)	(61.4)	—%	—%
Game & Network Services	(18.8)	48.1	88.7	—	+84.3
Imaging Products & Solutions	12.2	41.8	72.1	+242.4	+72.7
Home Entertainment & Sound	(21.0)	24.1	50.6	—	+109.8
Devices	(16.9)	89.0	(28.6)	—	—
Pictures	51.6	58.5	38.5	+13.4	-34.2
Music	52.4	60.6	87.3	+15.6	+44.1
Financial Services	170.3	193.3	156.5	+13.5	-19.0
All Other	(120.2)	(95.0)	2.0	—	—

Sub-Total	118.2	202.9	405.7	+71.6	+100.0
Corporate and elimination*	(91.7)	(134.4)	(111.5)	—	—

Consolidated	26.5	68.5	294.2	+158.7	+329.2

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

Mobile Communications

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales decreased 20.0 percent year-on-year to 1,127.5 billion yen. This decrease was due to a strategic decision not to pursue scale in order to improve profitability, resulting in a significant decrease in smartphone unit sales, partially offset by an improvement in the product mix of smartphones reflecting an increased focus on high value-added models.

Operating loss decreased 156.1 billion yen year-on-year to 61.4 billion yen. This significant decrease was primarily due to the absence of 176.0 billion yen goodwill impairment charge recorded in the fiscal year ended March 31, 2015. The operating results were also primarily affected by the negative impact of the appreciation of the U.S. dollar, reflecting a high ratio of U.S. dollar-denominated costs, and an increase in restructuring charges. The negative impact of the above-mentioned decrease in smartphone unit sales was offset by the improvement in product mix, as well as cost reductions.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales increased 11.5 percent year-on-year to 1,410.2 billion yen, primarily due to an improvement in product mix as a result of a focus on high value-added models and the impact of foreign exchange rates.

Operating loss of 217.6 billion yen was recorded, compared to operating income of 8.7 billion yen in the fiscal year ended March 31, 2014. This significant deterioration was primarily due to the 176.0 billion yen impairment of goodwill* recorded in this segment and the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, partially offset by the above-mentioned improvement in product mix.

* In July 2014, Sony began a review of its mid-range plan (“MRP”) for the MC segment. In September 2014, in light of the historical results, the operating environment surrounding this segment and the need to address the significant change in the market and competitive environment of the mobile business, Sony revised the MRP for the MC segment. The new MRP reflected lower expected future cash flows compared to the previous MRP. Additionally the revision included changing the strategy of the MC segment in certain geographical areas and concentrating on its premium lineup. As a result, Sony determined that the fair value of the MC business had decreased.

Major product unit sales

	Fiscal year ended March 31			Percent change from
	2014	2015	2016	2014 to 2015	2015 to 2016
	(Units in millions)
Smartphones within Mobile Communications	39.1	39.1	24.9	0%	-36.3%

Game & Network Services

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales increased 11.8 percent year-on-year to 1,551.9 billion yen. This significant increase was primarily due to increases in PS4 software sales, including sales through the network, and PS4 hardware unit sales, partially offset by a decrease in PlayStation®3 (“PS3”) software and hardware sales.

Operating income increased 40.6 billion yen year-on-year to 88.7 billion yen. This significant increase was primarily due to the increase in PS4 software sales and PS4 hardware cost reductions as well as the absence in the fiscal year ended March 31, 2016 of an 11.2 billion yen write-down of PS Vita and PS TV components recorded in the fiscal year ended March 31, 2015. Partially offsetting the increase in operating income were the negative impact of the appreciation of the U.S. dollar, reflecting a high ratio of U.S. dollar-denominated costs, and the decrease in PS3 software sales.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales increased 33.0 percent year-on-year to 1,388.0 billion yen. This significant increase was primarily due to an increase in PS4 hardware unit sales, a significant increase in network services revenue, the impact of foreign exchange rates and an increase in PS4 software sales, partially offset by a decrease in PS3 hardware and PS3 software sales.

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

Sales to external customers by product category

	Fiscal year ended March 31						Percent change from
	2014		2015		2016		2014 to 2015	2015 to 2016
	(Yen in millions)
Hardware	513,425	(54.2)	733,757	(56.8)	721,829	(48.8)	+42.9%	-1.6%
Network	200,229	(21.2)	351,467	(27.2)	529,318	(35.8)	+75.5	+50.6
Other	232,825	(24.6)	206,922	(16.0)	228,628	(15.4)	-11.1	+10.5

G&NS Total	946,479	(100.0)	1,292,146	(100.0)	1,479,775	(100.0)	+36.5	+14.5

Major product unit sales

	Fiscal year ended March 31			Percent change from
	2014	2015	2016	2014 to 2015	2015 to 2016
	(Units in millions)
PS4	7.5	14.8	17.7	+97.3%	+19.6%

Imaging Products & Solutions

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales decreased 1.7 percent year-on-year to 711.2 billion yen. Sales were essentially flat year-on-year primarily due to decreases in unit sales of video cameras and digital cameras* reflecting a contraction of the market, substantially offset by an improvement in the product mix of digital cameras reflecting a shift to high value-added models.

Operating income increased 30.4 billion yen year-on-year to 72.1 billion yen. This significant increase was mainly due to the improvement in the product mix of digital cameras and cost reductions.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales decreased 2.7 percent year-on-year to 723.9 billion yen, primarily due to a significant decrease in unit sales of digital cameras and video cameras reflecting a contraction of these markets, partially offset by the impact of foreign exchange rates and an improvement in the product mix of digital cameras reflecting a shift to high value-added models.

Operating income increased 29.6 billion yen year-on-year to 41.8 billion yen. This significant increase was mainly due to a reduction in selling, general and administrative expenses, the favorable impact of foreign exchange rates and the above-mentioned improvement in product mix reflecting a shift to high value-added models, partially offset by the above-mentioned decrease in sales of digital cameras and video cameras.

* Digital cameras includes compact digital cameras, interchangeable single-lens cameras and interchangeable lenses.

Below are the sales to external customers by product category and unit sales of major products:

Sales to external customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31						Percent change from
	2014		2015		2016		2014 to 2015	2015 to 2016
	(Yen in millions)
Digital Imaging Products	442,723	(59.8)	432,594	(60.1)	418,232	(59.4)	-2.3%	-3.3%
Professional Solutions	277,417	(37.5)	271,903	(37.8)	262,675	(37.3)	-2.0	-3.4
Other	19,660	(2.7)	15,641	(2.1)	23,561	(3.3)	-20.4	+50.6

IP&S Total	739,800	(100.0)	720,138	(100.0)	704,468	(100.0)	-2.7	-2.2

Major product unit sales
				Fiscal year ended March 31			Percent change from
				2014	2015	2016	2014 to 2015	2015 to 2016
				(Units in millions)
Digital cameras within Digital Imaging Products*				11.5	8.5	6.1	-26.1%	-28.2%

* Digital cameras include compact digital cameras, interchangeable single-lens cameras, and interchangeable lenses.

Home Entertainment & Sound

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales decreased 6.4 percent year-on-year to 1,159.0 billion yen. This decrease was primarily due to a decrease in unit sales of LCD televisions, and a decrease in home audio and video unit sales reflecting a contraction of the market, partially offset by an improvement in the product mix of LCD televisions reflecting a shift to high value-added models, as well as the impact of foreign exchange rates.

Operating income increased 26.5 billion yen year-on-year to 50.6 billion yen. This significant increase was primarily due to cost reductions and an improvement in product mix, partially offset by the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, as well as the impact of the above-mentioned decrease in sales.

In Televisions, sales* decreased 4.5 percent year-on-year to 797.8 billion yen. This was primarily due to a decrease in LCD television unit sales resulting from a strategic decision not to pursue scale in order to improve profitability and the impact of foreign exchange rates, partially offset by the improvement in product mix reflecting a shift to high value-added models. Operating income** increased 17.5 billion yen year-on-year to 25.8 billion yen. This increase was primarily due to cost reductions and the improvement in product mix, partially offset by the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, and the impact of the decrease in unit sales.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales increased 3.2 percent year-on-year to 1,238.1 billion yen. This increase was primarily due to the impact of foreign exchange rates and an increase in sales of televisions, partially offset by a decrease in Audio and Video sales. Unit sales of LCD televisions increased mainly due to a significant increase in North America, Japan and Europe, partially offset by a significant decrease in Latin America and China.

Operating income of 24.1 billion yen was recorded, compared to an operating loss of 21.0 billion yen in the fiscal year ended March 31, 2014. This significant improvement was primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.

In Televisions, sales* increased 10.7 percent year-on-year to 835.1 billion yen. This increase was primarily due to the above-mentioned increase in unit sales and the impact of foreign exchange rates. Operating income** of 8.3 billion yen was recorded compared to an operating loss of 25.7 billion yen in the fiscal year ended March 31, 2014. This improvement was primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models, partially offset by the unfavorable impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.

* Sales for Televisions do not include operating revenue.

** Operating income (loss) in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Below are the sales to external customers by product category and unit sales of major products:

Sales to external customers by product category

	Fiscal year ended March 31						Percent change from
	2014		2015		2016		2014 to 2015	2015 to 2016
	(Yen in millions)
Televisions	754,308	(63.0)	835,068	(67.6)	797,764	(69.1)	+10.7%	-4.5%
Audio and Video	431,519	(36.1)	396,814	(32.1)	354,946	(30.7)	-8.0	-10.6
Other	10,871	(0.9)	3,804	(0.3)	2,375	(0.2)	-65.0	-37.6

HE&S Total	1,196,698	(100.0)	1,235,686	(100.0)	1,155,085	(100.0)	+3.3	-6.5

Major product unit sales
				Fiscal year ended March 31			Percent change from
				2014	2015	2016	2014 to 2015	2015 to 2016
				(Units in millions)
LCD televisions				13.5	14.6	12.2	+8.1%	-16.4%

Devices

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales increased 0.9 percent year-on-year to 935.8 billion yen. Sales were essentially flat primarily due to the impact of foreign exchange rates and increases in camera module and image sensor sales, substantially offset by the impact of a decrease in battery business sales. Sales to external customers increased 5.6 percent year-on-year.

Operating loss of 28.6 billion yen was recorded, compared to operating income of 89.0 billion yen in the previous fiscal year. This significant deterioration was primarily due to the deterioration in the operating results of the camera module business, including the recording of a 59.6 billion yen impairment charge related to long-lived assets, the deterioration in the operating results of the battery business, including the recording of a 30.6 billion yen impairment charge related to long-lived assets, increases in depreciation and amortization expenses as well as an increase in research and development expenses. This deterioration was partially offset by the positive impact of foreign exchange rates. For the camera module business, due to a decrease in projected future demand, Sony revised its Mid-Range Plan for the period beginning with the fiscal year ending March 31, 2017. Given the decrease in projected future demand, Sony performed an impairment analysis in the quarter ended March 31, 2016, and determined that future cash flows would not be sufficient to recover the entire carrying amount of the long-lived assets, resulting in the impairment charge. For the battery business, due to the increasingly competitive markets, Sony performed an impairment analysis in the quarter ended December 31, 2015, and reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets, resulting in the impairment charge.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales increased 25.0 percent year-on-year to 927.1 billion yen. This increase was primarily due to a significant increase in sales of image sensors reflecting higher demand for mobile products, the impact of foreign exchange rates, as well as a significant increase in sales of camera modules. Sales to external customers increased 31.4 percent year-on-year.

Operating income of 89.0 billion yen was recorded, compared to an operating loss of 16.9 billion yen in the fiscal year ended March 31, 2014. This significant improvement was primarily due to the impact of the above-mentioned increase in sales of image sensors, the recording of a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the fiscal year ended March 31, 2014 and the favorable impact of foreign exchange rates.

Below are the sales to external customers by product category:

Sales to external customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31						Percent change from
	2014		2015		2016		2014 to 2015	2015 to 2016
	(Yen in millions)
Semiconductors	342,072	(61.9)	501,015	(69.0)	558,983	(72.9)	+46.5%	+11.6%
Components	207,833	(37.6)	217,935	(30.0)	197,316	(25.7)	+4.9	-9.5
Other	2,493	(0.5)	7,010	(1.0)	10,458	(1.4)	+181.2	+49.2

Devices Total	552,398	(100.0)	725,960	(100.0)	766,757	(100.0)	+31.4	+5.6

Electronics*

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

Inventory

Total inventory of the Electronics segments above as of March 31, 2016 was 599.9 billion yen, an increase of 36.5 billion yen, or 6.5 percent compared with the level as of March 31, 2015. Total inventory of the Electronics segments above as of March 31, 2015 was 563.4 billion yen, a decrease of 56.4 billion yen, or 9.1 percent, compared with the level as of March 31, 2014.

Sales to External Customers by Geographic Area

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

Combined sales to external customers by geographic area for the Electronics segments for the fiscal year ended March 31, 2016 increased year-on-year by 6 percent in Japan, 19 percent in the U.S., decreased year-on-year by 3 percent in Europe, 3 percent in China, 13 percent in Asia-Pacific areas other than Japan and China (the “Asia-Pacific Area”) and by 30 percent in other geographic areas (“Other Areas”). Total combined sales in all areas decreased 3 percent year-on-year.

In Japan, sales of products such as smartphones increased. In the U.S., sales in network services increased. In Europe, China, the Asia-Pacific Area, and Other Areas, sales of products such as smartphones decreased.

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

Manufacturing by Geographic Area

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

Approximately 61 percent of the Electronics segments’ total annual production during the fiscal year ended March 31, 2015 was in-house production and approximately 39 percent was outsourced production.

Approximately 37 percent of the annual in-house production took place in Japan, including the production of semiconductors, professional-use equipment and components such as batteries and storage media. Approximately 86 percent of the annual in-house production in Japan was destined for other countries. Production in China accounted for approximately 42 percent of the annual in-house production, approximately 70 percent of which was destined for other countries. Production in Asia, excluding Japan and China, accounted for approximately 19 percent of the annual in-house production, with approximately 55 percent destined for the Americas, Japan, Europe and China. Production in the Americas and Europe together accounted for approximately 1 percent of the annual in-house production, most of which was destined for local distribution and sale.

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

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales increased 6.8 percent year-on-year (essentially flat on a U.S. dollar basis) to 938.1 billion yen. On a U.S. dollar basis, the impact of foreign exchange rates as well as lower sales in Motion Pictures were substantially offset by higher sales in Media Networks and Television Productions. The decrease in Motion Pictures sales was primarily due to a decrease in home entertainment revenues as the previous fiscal year benefited from the strong home entertainment performances of The Amazing Spider-Man 2, 22 Jump Street and Heaven Is For Real. Partially offsetting the decrease in home entertainment revenues was higher theatrical revenues in the fiscal year ended March 31, 2016, driven by the strong worldwide theatrical performances of Spectre and Hotel Transylvania 2. The increase in Media Networks sales was primarily due to higher advertising revenues in India and the United Kingdom. The increase in Television Productions sales was primarily due to higher subscription video-on-demand (“SVOD”) revenues for Breaking Bad, The Blacklist and Better Call Saul.

Operating income decreased 20.0 billion yen year-on-year to 38.5 billion yen. This decrease was primarily due to the impact of the above-mentioned lower home entertainment revenues, the underperformance of The Walk and The Brothers Grimsby, and the negative impact of foreign exchange rates. This decrease was partially offset by the above-mentioned impact of higher Media Networks sales in India and the United Kingdom and the worldwide theatrical performance of Hotel Transylvania 2.

As of March 31, 2016, unrecognized license fee revenue at SPE was approximately 1.9 billion U.S. dollars. SPE expects to record this amount over a ten-year period, having entered into contracts with television broadcasters to provide those broadcasters with completed motion pictures and television programming. Under current revenue recognition requirements and SPE’s policies, the license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

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

Below are the sales to external customers by product category:

Sales to external customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31						Percent change from
	2014		2015		2016		2014 to 2015	2015 to 2016
	(Yen in millions)
Motion Pictures	422,255	(50.9)	434,253	(49.6)	447,355	(47.8)	+2.8%	+3.0%
Television Productions	247,568	(29.9)	252,456	(28.8)	270,115	(28.9)	+2.0	+7.0
Media Networks	158,845	(19.2)	189,605	(21.6)	218,357	(23.3)	+19.4	+15.2

Pictures Total	828,668	(100.0)	876,314	(100.0)	935,827	(100.0)	+5.7	+6.8

Music

Music segment results presented below include the yen-translated results of SME, a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japan-based music company that aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC* (“Sony/ATV”), a 50 percent owned U.S.-based consolidated joint venture in the music publishing business that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

* Sony and the Estate of Michael Jackson (the “Estate”) entered into a binding Memorandum of Understanding on March 14, 2016 and a definitive agreement on April 18, 2016, for Sony to obtain full ownership of Sony/ATV by acquiring the 50 percent interest in Sony/ATV held by the Estate. The closing of the transaction is subject to certain closing conditions, including regulatory approval.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales increased 10.4 percent year-on-year (a 5 percent increase on a constant currency basis) to 617.6 billion yen primarily due to the impact of the depreciation of the yen against the U.S. dollar. The increase in sales on a constant currency basis was primarily due to significantly higher Visual Media and Platform sales reflecting the continued strong performance of a game application for mobile devices. In Recorded Music, digital streaming revenues significantly increased, partially offset by a worldwide decline in physical and digital download sales. The fiscal year ended March 31, 2016 included the record-breaking sales of Adele’s new album 25. Other best-selling titles included One Direction’s Made in the A.M., David Bowie’s Blackstar and Meghan Trainor’s Title.

Operating income increased 26.7 billion yen year-on-year to 87.3 billion yen. This increase was primarily due to the above-mentioned gain recorded on the remeasurement to fair value of SME’s 51 percent equity interest in The Orchard as well as the impact of the above-mentioned increases in digital streaming revenues in Recorded Music and in Visual Media and Platform sales. Partially offsetting the increase was the negative impact of the above-mentioned decline in physical and digital download sales in Recorded Music.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

For the fiscal year ended March 31, 2015, sales increased 8.2 percent year-on-year to 559.2 billion yen, primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar. Sales were essentially flat year-on-year on a constant currency basis primarily due to higher digital streaming revenues, offset by a worldwide decline in physical and digital download sales. Best-selling titles included One Direction’s FOUR, AC/DC’s Rock or Bust, Meghan Trainor’s Title, Nogizaka 46’s Toumeinairo and Michael Jackson’s XSCAPE.

Operating income increased 8.2 billion yen year-on-year to 60.6 billion yen. This increase was primarily due to the favorable impact of the depreciation of the yen, an increase in equity in net income from affiliated companies, mainly EMI Music Publishing, and a decrease in marketing costs.

Below are the sales to external customers by product category:

Sales to external customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31						Percent change from
	2014		2015		2016		2014 to 2015	2015 to 2016
	(Yen in millions)
Recorded Music	347,684	(69.8)	383,350	(70.9)	412,718	(68.7)	+10.3%	+7.7%
Music Publishing	66,869	(13.4)	70,959	(13.1)	71,258	(11.8)	+6.1	+0.4
Visual Media & Platform	83,777	(16.8)	86,195	(16.0)	116,993	(19.5)	+2.8	+35.7

Music Total	498,330	(100.0)	540,504	(100.0)	600,969	(100.0)	+8.5	+11.2

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

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, financial services revenue was 1,073.1 billion yen, essentially flat year-on-year. This was primarily due to a deterioration in investment performance in the separate account at Sony Life, driven by the deterioration in the stock market, substantially offset by an increase in insurance premium revenue reflecting a steady increase in policy amount in force at Sony Life. Revenue at Sony Life was 952.6 billion yen, essentially flat year-on-year.

Operating income decreased 36.8 billion year-on-year to 156.5 billion yen mainly due to a decrease in operating income at Sony Life. At Sony Life, operating income decreased 39.2 billion yen year-on-year to 138.8 billion yen, mainly due to increases in the amortization of deferred insurance acquisition costs and the provision of policy reserves, primarily driven by a significant decrease in interest rates and the deterioration in the stock market.

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

	Fiscal year ended March 31
Financial Services segment	2014	2015	2016
	(Yen in millions)
Financial services revenue	993,846	1,083,629	1,073,069
Financial services expenses	821,218	889,540	915,881
Equity in net loss of affiliated companies	(2,336)	(782)	(645)

Operating income	170,292	193,307	156,543
Other income, net	2	—	—

Income before income taxes	170,294	193,307	156,543
Income taxes and other	54,161	42,184	37,741

Net income of Financial Services	116,133	151,123	118,802

	Fiscal year ended March 31
Sony without the Financial Services segment	2014	2015	2016
	(Yen in millions)
Net sales and operating revenue	6,780,504	7,141,492	7,044,415
Costs and expenses	6,921,294	7,218,528	6,909,651
Equity in net income (loss) of affiliated companies	(5,038)	4,703	2,883

Operating income (loss)	(145,828)	(72,333)	137,647
Other income (expenses), net	7,800	(20,987)	20,755

Income (loss) before income taxes	(138,028)	(93,320)	158,402
Income taxes and other	53,290	63,094	71,451

Net income (loss) of Sony without Financial Services	(191,318)	(156,414)	86,951

	Fiscal year ended March 31
Consolidated	2014	2015	2016
	(Yen in millions)
Financial services revenue	988,944	1,077,604	1,066,319
Net sales and operating revenue	6,778,322	7,138,276	7,039,393

	7,767,266	8,215,880	8,105,712
Costs and expenses	7,733,397	8,151,253	7,813,753
Equity in net income (loss) of affiliated companies	(7,374)	3,921	2,238

Operating income	26,495	68,548	294,197
Other income (expenses), net	(754)	(28,819)	10,307

Income before income taxes	25,741	39,729	304,504
Income taxes and other	154,110	165,709	156,713

Net income (loss) attributable to Sony Corporation’s Stockholders	(128,369)	(125,980)	147,791

All Other

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

Sales for the fiscal year ended March 31, 2016 decreased 13.8 percent year-on-year to 333.2 billion yen. This significant decrease in sales was primarily due to the recording of sales in the previous fiscal year from the PC business, which was sold in July 2014.

Operating income of 2.0 billion yen was recorded, compared to an operating loss of 95.0 billion yen in the previous fiscal year. This significant improvement was primarily due to a decrease in PC exit costs, including restructuring charges and after-sales service expenses, as well as the absence in the fiscal year ended March 31, 2016 of sales company fixed costs charged to the PC business in the previous fiscal year, which were allocated based on the prior year results.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

Sales for the fiscal year ended March 31, 2015 decreased 49.2 percent year-on-year, to 386.6 billion yen. This significant decrease in sales was primarily due to Sony’s exit from the PC business.

Operating loss for the fiscal year ended March 31, 2015 decreased 25.3 billion yen year-on-year to 95.0 billion yen. This decrease was primarily due to a decrease in loss from the PC business in the fiscal year ended March 31, 2015 partially offset by a gain of 12.8 billion yen from the sale of certain shares of M3 recorded in the fiscal year ended March 31, 2014. In the fiscal year ended March 31, 2014, a 25.6 billion yen impairment charge was recorded, related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business.

Restructuring

In a highly competitive landscape, Sony has made significant efforts to revitalize its Electronics businesses and has completed several large-scale restructuring efforts. Due to these restructuring efforts at headquarters and at the sales companies, Sony experienced fixed cost reductions of more than 100 billion yen in the fiscal year ended March 31, 2016 compared with the fiscal year ended March 31, 2014. Additionally, in September 2014 and February 2015, Sony developed and announced restructuring plans in the MC segment. These initiatives are expected to result in reductions of more than 90 billion yen in annual operating expenses such as research and development expenses and marketing costs, beginning in the fiscal year ending March 31, 2017, compared to the fiscal year ended March 31, 2015. Although these large-scale restructuring efforts have been completed, Sony believes the competitive environment will continue to be difficult, and therefore plans to be vigilant with respect to the scale of its businesses and to changes in the environment. Sony will continue to evaluate the cost and profit structure of its businesses and continue to take action to reduce cost where Sony believes appropriate.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

In the fiscal year ended March 31, 2016, Sony recorded restructuring charges of 38.3 billion yen, which included 1.7 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 98.0 billion yen of restructuring charges recorded in the fiscal year ended March 31, 2015. There were 7.3 billion yen of non-cash charges related to depreciation associated with restructured assets in the fiscal year ended March 31, 2015. Restructuring charges decreased by 59.8 billion yen or 61.0 percent year-on-year in the fiscal year ended March 31, 2016. Of the total 38.3 billion yen in restructuring charges incurred in the fiscal year ended March 31, 2016, 27.4 billion yen were personnel related costs, primarily included in SGA expenses in the consolidated statements of income. These personnel-related costs decreased 48.6 percent year-on-year.

Restructuring charges for the fiscal year ended March 31, 2016 were related to restructuring initiatives primarily associated with the MC segment. Restructuring charges for the fiscal year ended March 31, 2015 were related to restructuring initiatives primarily associated with the Electronics businesses and Sony’s headquarters, as mentioned above.

Fiscal year ended March 31, 2015 compared to fiscal year ended March 31, 2014:

In the fiscal year ended March 31, 2015, Sony recorded restructuring charges of 98.0 billion yen, which included 7.3 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 80.6 billion yen of restructuring charges recorded in the fiscal year ended March 31, 2014. There were 5.0 billion yen of non-cash charges related to depreciation associated with restructured assets in the fiscal year ended March 31, 2014. Restructuring charges increased by 17.4 billion yen or 21.6 percent year-on-year in the fiscal year ended March 31, 2015. Of the total 98.0 billion yen in restructuring charges incurred in the fiscal year ended March 31, 2015, 53.3 billion yen were personnel related costs, primarily included in SGA expenses in the consolidated statements of income. These personnel-related costs increased 27.4 percent year-on-year.

Restructuring charges discussed in Item 5, which include non-cash charges related to depreciation associated with restructured assets, are described in Note 19 of the consolidated financial statements.

Foreign Exchange Fluctuations and Risk Hedging

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

During the fiscal year ended March 31, 2016, the average rates of the yen were 120.1 yen against the U.S. dollar, which were 8.5 percent lower and 132.6 yen against the euro, which were 4.7 percent higher, respectively, than the fiscal year ended March 31, 2015. For the latest yen exchange rates per U.S. dollar, refer to “Selected Financial Data” in “Item 3. Key Information.”

For the fiscal year ended March 31, 2016, consolidated sales decreased 1.3 percent year-on-year (a 4 percent decrease on a constant currency basis) to 8,105.7 billion yen. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income increased 225.6 billion yen year-on-year (approximately 272.5 billion yen increase on a constant currency basis) to 294.2 billion yen. The foreign exchange fluctuations had a negative impact on the consolidated operating results mainly in Electronics.

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

For the fiscal year ended March 31, 2015, consolidated sales increased 5.8 percent year-on-year (essentially flat on a constant currency basis) to 8,215.9 billion yen. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income increased 42.1 billion yen year-on-year (approximately 102.1 billion yen increase on a constant currency basis) to 68.5 billion yen. The foreign exchange fluctuations had a positive impact on the consolidated operating results mainly in Electronics.

The table below indicates the foreign exchange impact on sales and operating results in each of the segments. For a detailed analysis of segment performance, please refer to the “Operating Performance Highlights by Business Segment” in the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		Fiscal year ended March 31		Change in yen	Change on constant currency basis*	Impact of changes in foreign exchange rates
		2015	2016
		(Yen in billions)
MC	Sales	1,410.2	1,127.5	-20.0%	-20%	-2.4
	Operating loss	(217.6)	(61.4)	+156.1	+223.6	-67.5
G&NS	Sales	1,388.0	1,551.9	+11.8%	+10%	+30.2
	Operating income	48.1	88.7	+40.6	+88.3	-47.7
IP&S	Sales	723.9	711.2	-1.7%	-5%	+20.6
	Operating income	41.8	72.1	+30.4	+31.9	-1.6
HE&S	Sales	1,238.1	1,159.0	-6.4%	-8%	+23.7
	Operating income	24.1	50.6	+26.5	+63.1	-36.7
Devices	Sales	927.1	935.8	+0.9%	-6%	+64.9
	Operating income (loss)	89.0	(28.6)	-117.6	-142.3	+24.7

		Fiscal year ended March 31		Change in yen	Change on constant currency basis*	Impact of changes in foreign exchange rates
		2014	2015
		(Yen in billions)
MC	Sales	1,265.0	1,410.2	+11.5%	+4%	+45.3
	Operating income (loss)	8.7	(217.6)	-226.3	-167.2	-59.1
G&NS	Sales	1,043.9	1,388.0	+33.0%	+6%	+66.4
	Operating income (loss)	(18.8)	48.1	+66.9	+96.9	-29.9
IP&S	Sales	743.8	723.9	-2.7%	+5%	+36.2
	Operating income	12.2	41.8	+29.6	+22.8	+6.8
HE&S	Sales	1,199.7	1,238.1	+3.2%	+5%	+59.6
	Operating income (loss)	(21.0)	24.1	+45.1	+69.4	-24.4
Devices	Sales	741.8	927.1	+25.0%	+9%	+67.4
	Operating income (loss)	(16.9)	89.0	+106.0	+76.9	+29.1

During the fiscal year ended March 31, 2016, sales for the Pictures segment increased 6.8 percent year-on-year to 938.1 billion yen, while sales were essentially flat on a U.S. dollar basis. In the Music segment, sales increased 10.4 percent year-on-year to 617.6 billion yen, while sales increased 5 percent year-on-year on a constant currency basis. During the fiscal year ended March 31, 2015, sales for the Pictures segment increased 5.9 percent year-on-year to 878.7 billion yen, while sales decreased approximately 4 percent on a U.S. dollar basis. In the Music segment, sales increased 8.2 percent year-on-year to 559.2 billion yen, while sales were essentially flat year-on-year on a constant currency basis. For a detailed analysis of segment performance, please refer to the Pictures and Music segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFH. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

During the fiscal year ended March 31, 2016, Sony estimated that a one yen appreciation against the U.S. dollar would have decreased Electronics sales by approximately 18 billion yen, with an increase in operating income of approximately 7 billion yen. A one yen appreciation against the euro was estimated to decrease Electronics sales by approximately 9 billion yen, with a corresponding decrease in operating income of approximately 5 billion yen. For more details, please refer to Foreign exchange rate fluctuations can affect Sony’s operating results and financial condition. in Risk Factors, under “Item 3. Key Information.”

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

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount of all the foreign exchange derivative contracts as of March 31, 2015 and 2016 was 2,184.3 billion yen and 1,835.2 billion yen, respectively. The net fair value of all the foreign exchange derivative contracts as of March 31, 2015 and 2016 was an asset of 8.3 billion yen and a liability of 2.5 billion yen, respectively. Refer to Note 14 of the consolidated financial statements.

* Note: In this section, for all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the fiscal year ended March 31, 2015 from the fiscal year ended March 31, 2016 to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rates for the fiscal year ended March 31, 2015 from the fiscal year ended March 31, 2016 from U.S. dollar to yen to the U.S. dollar basis operating results. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Assets, Liabilities and Stockholders’ Equity

Assets

Total assets as of March 31, 2016 increased by 839.1 billion yen, or 5.3 percent year-on-year, to 16,673.4 billion yen. Total assets as of March 31, 2016 in all segments, excluding the Financial Services segment, increased by 14.6 billion yen, or 0.2 percent year-on-year, to 5,956.6 billion yen. Total assets as of March 31, 2016 in the Financial Services segment increased by 825.7 billion yen, or 8.2 percent year-on-year, to 10,915.5 billion yen.

Current Assets

Current assets as of March 31, 2016 were essentially flat at 4,196.7 billion yen. Current assets as of March 31, 2016 in all segments, excluding the Financial Services segment, decreased by 38.0 billion yen, or 1.3 percent year-on-year, to 2,873.6 billion yen.

Cash and cash equivalents as of March 31, 2016 in all segments, excluding the Financial Services segment, increased by 8.0 billion yen, or 1.1 percent year-on-year, to 749.9 billion yen. Refer to “Cash Flows” below.

Notes and accounts receivable, trade (net of allowances for doubtful accounts and sales returns) as of March 31, 2016, excluding the Financial Services segment, decreased by 46.1 billion yen, or 5.2 percent year-on-year, to 847.8 billion yen. This decrease was primarily due to the impact of foreign exchange rates.

Other current assets as of March 31, 2016 in all segments, excluding the Financial Services segment, were essentially flat at 1,272.7 billion yen.

Inventories as of March 31, 2016 increased by 17.7 billion yen, or 2.7 percent year-on-year, to 683.1 billion yen.

Current assets as of March 31, 2016 in the Financial Services segment increased by 39.5 billion yen, or 3.1 percent year-on-year, to 1,328.1 billion yen primarily due to an increase of cash and cash equivalents at Sony Life and Sony Bank.

Investments and Advances

Investments and advances as of March 31, 2016 increased by 702.7 billion yen, or 8.2 percent year-on-year, to 9,234.1 billion yen.

Investments and advances as of March 31, 2016 in all segments, excluding the Financial Services segment, decreased by 86.0 billion yen, or 21.8 percent year-on-year, to 309.2 billion yen. This decrease was primarily due to the sale of certain shares of Olympus Corporation.

Investments and advances as of March 31, 2016 in the Financial Services segment increased by 787.3 billion yen, or 9.6 percent year-on-year, to 9,005.0 billion yen. This increase was primarily due to an increase in investments and advances at Sony Life. Refer to “Investments” below.

Property, Plant and Equipment (after deduction of accumulated depreciation)

Property, plant and equipment as of March 31, 2016 increased by 81.5 billion yen, or 11.0 percent year-on-year, to 820.8 billion yen.

Property, plant and equipment as of March 31, 2016 in all segments, excluding the Financial Services segment, increased by 80.8 billion yen, or 11.2 percent year-on-year, to 801.5 billion yen. Capital expenditures (additions to property, plant and equipment) for the fiscal year ended March 31, 2016 in all segments, excluding the Financial Services segment, increased by 209.0 billion yen, or 127.9 percent year-on-year, to 372.4 billion yen. This increase was primarily due to an increase in capital expenditure for image sensors production capacity expansion in the Devices segment.

Property, plant and equipment as of March 31, 2016 in the Financial Services segment increased by 0.7 billion yen, or 4.3 percent year-on-year, to 18.0 billion yen.

Other Assets

Other assets as of March 31, 2016 increased by 60.0 billion yen, or 2.9 percent year-on-year, to 2,120.5 billion yen primarily due to an increase in goodwill. Refer to Note 9 of the consolidated financial statements.

Liabilities

Total current and long-term liabilities as of March 31, 2016 increased by 640.9 billion yen, or 5.0 percent year-on-year, to 13,541.5 billion yen. Total current and long-term liabilities as of March 31, 2016 in all segments, excluding the Financial Services segment, decreased by 45.8 billion yen, or 1.1 percent year-on-year, to 4,047.7 billion yen. Total current and long-term liabilities in the Financial Services segment as of March 31, 2016 increased by 688.0 billion yen, or 7.8 percent year-on-year, to 9,528.7 billion yen.

Current Liabilities

Current liabilities as of March 31, 2016 increased by 85.2 billion yen, or 1.8 percent year-on-year, to 4,830.8 billion yen.

Current liabilities as of March 31, 2016 in all segments, excluding the Financial Services segment, decreased by 42.9 billion yen, or 1.6 percent year-on-year, to 2,626.5 billion yen.

Short-term borrowings and the current portion of long-term debt as of March 31, 2016 in all segments, excluding the Financial Services segment, increased by 28.4 billion yen, or 13.2 percent year-on-year, to 243.5 billion yen.

Notes and accounts payable, trade as of March 31, 2016 in all segments, excluding the Financial Services segment, decreased by 71.3 billion yen, or 11.5 percent year-on-year, to 551.0 billion yen. This decrease was primarily due to a decrease in notes and accounts payable, trade in the MC segment.

Current liabilities as of March 31, 2016 in the Financial Services segment increased by 130.8 billion yen, or 6.3 percent year-on-year, to 2,209.2 billion yen.

Long-term Liabilities

Long-term liabilities as of March 31, 2016 increased by 555.7 billion yen, or 6.8 percent year-on-year, to 8,710.8 billion yen.

Long-term liabilities as of March 31, 2016 in all segments, excluding the Financial Services segment, decreased by 2.9 billion yen, or 0.2 percent year-on-year, to 1,421.1 billion yen. Long-term debt as of March 31, 2016 in all segments, excluding the Financial Services segment, decreased by 145.6 billion yen, or 21.7 percent year-on-year, to 525.5 billion yen. This decrease was primarily due to the repayment of straight bonds and bank loans, partially offset by issuance of convertible bonds with stock acquisition rights during the fiscal year ended March 31, 2016.

Long-term liabilities as of March 31, 2016 in the Financial Services segment increased by 557.2 billion yen, or 8.2 percent year-on-year, to 7,319.5 billion yen. This increase was primarily due to an increase in future insurance policy benefits resulting from the increase in the policy amount in force at Sony Life.

Total Interest-bearing Debt

Total interest-bearing debt inclusive of long-term debt and short-term borrowings as of March 31, 2016 decreased by 40.1 billion yen, or 4.3 percent year-on-year, to 893.5 billion yen. Total interest-bearing debt as of March 31, 2016 in all segments, excluding the Financial Services segment, decreased by 117.2 billion yen, or 13.2 percent year-on-year, to 769.1 billion yen.

Redeemable Noncontrolling Interest

Redeemable noncontrolling interest as of March 31, 2016 increased by 2.2 billion yen, or 42.5 percent year-on-year, to 7.5 billion yen.

Sony Corporation’s Stockholders’ Equity

Sony Corporation’s stockholders’ equity as of March 31, 2016 increased by 146.3 billion yen, or 6.3 percent year-on-year, to 2,463.3 billion yen. Retained earnings increased by 122.6 billion yen, or 15.1 percent year-on-year, to 936.3 billion yen as a result of the recording of 147.8 billion yen in net income attributable to Sony Corporation’s stockholders. Accumulated other comprehensive income deteriorated by 268.0 billion yen, or 69.6 percent year-on-year, to a loss of 653.3 billion yen primarily due to 170.6 billion yen decrease in pension liability adjustment as well as 82.8 billion yen decrease in foreign currency translation adjustment. The ratio of Sony Corporation’s stockholders’ equity to total assets increased 0.2 percentage points year-on-year, from 14.6 percent to 14.8 percent.

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

Financial Services segment

	March 31
	2015	2016
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	207,527	233,701
Marketable securities	933,424	943,195
Notes and accounts receivable, trade	7,266	9,743
Other	140,397	141,505

	1,288,614	1,328,144
Investments and advances	8,217,715	9,004,981
Property, plant and equipment	17,305	18,047
Other assets:
Deferred insurance acquisition costs	520,571	511,834
Other	45,645	52,523

	566,216	564,357

	10,089,850	10,915,529

	March 31
	2015	2016
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	6,351	93,398
Notes and accounts payable, trade	—	—
Deposits from customers in the banking business	1,872,965	1,912,673
Other	199,098	203,161

	2,078,414	2,209,232
Long-term liabilities:
Long-term debt	44,460	34,567
Accrued pension and severance costs	24,534	29,082
Future insurance policy benefits and other	6,381,886	6,910,535
Other	311,430	345,277

	6,762,310	7,319,461
Stockholders’ equity of Financial Services	1,247,840	1,385,515
Noncontrolling interests	1,286	1,321

	10,089,850	10,915,529

Sony without the Financial Services segment

	March 31
	2015	2016
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	741,886	749,911
Marketable securities	3,307	3,202
Notes and accounts receivable, trade	893,847	847,788
Other	1,272,562	1,272,710

	2,911,602	2,873,611
Film costs	305,232	301,228
Investments and advances	395,189	309,184
Investments in Financial Services, at cost	111,476	111,476
Property, plant and equipment	720,694	801,485
Other assets	1,497,805	1,559,646

	5,941,998	5,956,630

	March 31
	2015	2016
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	215,175	243,543
Notes and accounts payable, trade	622,215	550,964
Other	1,832,085	1,832,039

	2,669,475	2,626,546
Long-term liabilities:
Long-term debt	671,104	525,507
Accrued pension and severance costs	274,220	433,302
Other	478,704	462,319

	1,424,028	1,421,128
Redeemable noncontrolling interest	5,248	7,478
Stockholders’ equity of Sony without Financial Services	1,733,233	1,796,891
Noncontrolling interests	110,014	104,587

	5,941,998	5,956,630

Consolidated

	March 31
	2015	2016
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	949,413	983,612
Marketable securities	936,731	946,397
Notes and accounts receivable, trade	899,902	853,592
Other	1,411,855	1,413,126

	4,197,901	4,196,727
Film costs	305,232	301,228
Investments and advances	8,531,353	9,234,083
Property, plant and equipment	739,285	820,818
Other assets:
Deferred insurance acquisition costs	520,571	511,834
Other	1,539,989	1,608,700

	2,060,560	2,120,534

	15,834,331	16,673,390

	March 31
	2015	2016
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	221,525	336,940
Notes and accounts payable, trade	622,215	550,964
Deposits from customers in the banking business	1,872,965	1,912,673
Other	2,028,885	2,030,173

	4,745,590	4,830,750
Long-term liabilities:
Long-term debt	712,087	556,605
Accrued pension and severance costs	298,753	462,384
Future insurance policy benefits and other	6,381,886	6,910,535
Other	762,298	781,228

	8,155,024	8,710,752
Redeemable noncontrolling interest	5,248	7,478
Sony Corporation’s stockholders’ equity	2,317,077	2,463,340
Noncontrolling interests	611,392	661,070

	15,834,331	16,673,390

Investments

The following table contains available-for-sale and held-to-maturity securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2016
	Cost	Unrealized gain	Unrealized loss	Fair market value
	(Yen in millions)
Financial Services Business:
Available-for-sale
Debt securities
Sony Life	1,126,057	232,240	(100)	1,358,197
Sony Bank	602,027	9,285	(3,715)	607,597
Other	50,987	267	(9)	51,245
Equity securities
Sony Life	13,735	12,248	(10)	25,973
Sony Bank	—	—	—	—
Other	730	2,978	—	3,708
Held-to-maturity
Debt securities
Sony Life	5,382,999	2,027,169	—	7,410,168
Sony Bank	8,254	242	—	8,496
Other	71,250	21,769	—	93,019
Total Financial Services	7,256,039	2,306,198	(3,834)	9,558,403
Non-Financial Services:
Available-for-sale securities	33,914	55,455	(22)	89,347
Held-to-maturity securities	—	—	—	—
Total Non-Financial Services	33,914	55,455	(22)	89,347
Consolidated	7,289,953	2,361,653	(3,856)	9,647,750

At March 31, 2016, Sony Life had debt and equity securities with gross unrealized losses of 0.1 billion yen. Sony Life principally invests in Japanese and foreign government and corporate bonds. Almost all of the debt securities in which Sony Life invested were rated higher than or equal to “BBB” or its equivalent by Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) or other rating agencies.

At March 31, 2016, Sony Bank had debt securities with gross unrealized losses of 3.7 billion yen. Of the unrealized loss, 19.4 percent related to securities in an unrealized loss position for periods greater than 12 months at March 31, 2016. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds and foreign bonds. Almost all of these securities were rated higher than or equal to “BBB” or its equivalent by S&P, Moody’s or other rating agencies.

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

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2016 (0.1 billion yen), maturity dates vary as follows:

• Within 1 year:	34.4 percent
• 1 to 5 years:	—
• 5 to 10 years:	—
• above 10 years:	65.6 percent

For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2016 (3.7 billion yen), maturity dates vary as follows:

• Within 1 year:	18.4 percent
• 1 to 5 years:	46.2 percent
• 5 to 10 years:	35.4 percent
• above 10 years:	—

For the fiscal years ended March 31, 2014, 2015 and 2016, Sony Life recorded net realized gains on available-for-sale securities of 0.4 billion yen, 9.3 billion yen and 19.3 billion yen, respectively.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2016 was 71.8 billion yen. A non-public equity investment is primarily valued at cost if fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2014, 2015 and 2016, total realized impairment losses were 1.8 billion yen, 0.9 billion yen and 3.6 billion yen, respectively, of which 0.2 billion yen, 0.1 billion yen and 0.1 billion yen, respectively, were recorded in financial services revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-Financial Services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony.

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

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. As of March 31, 2016, Sony Life and Sony Bank account for approximately 92 percent and 6 percent of the investments in the Financial Services segment, respectively.

Cash Flows

(The fiscal year ended March 31, 2016 compared with the fiscal year ended March 31, 2015)

Operating Activities: During the fiscal year ended March 31, 2016, there was a net cash inflow of 749.1 billion yen from operating activities, a decrease of 5.6 billion yen, or 0.7 percent year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 262.8 billion yen, a decrease of 40.9 billion yen, or 13.5 percent year-on-year. This decrease was primarily due to the negative impact of an increase in inventories, resulting from a larger increase in inventories in the Devices segment, compared to a decrease in the fiscal year ended March 31, 2015, partially offset by positive factors such as a year-on-year improvement in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating expense, net, deferred income taxes and equity in net income of affiliated companies) and a year-on-year smaller decrease in notes and accounts payable, trade.

The Financial Services segment had a net cash inflow of 495.3 billion yen, an increase of 35.6 billion yen, or 7.7 percent year-on-year. This increase was primarily due to an increase in insurance premium revenue at Sony Life.

Investing Activities: During the fiscal year ended March 31, 2016, Sony used 1,030.4 billion yen of net cash in investing activities, an increase of 390.8 billion yen, or 61.1 percent year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 334.9 billion yen, an increase of 231.3 billion yen, or 223.2 percent year-on-year. This increase was primarily due to an increase in the amount of fixed asset purchases, such as semiconductor manufacturing equipment, partially offset by factors such as cash inflow from the sale of certain shares of Olympus Corporation.

The Financial Services segment used 694.0 billion yen of net cash, an increase of 157.1 billion yen, or 29.3 percent year-on-year. This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined* for the fiscal year ended March 31, 2016, was 72.1 billion yen, a 272.1 billion yen deterioration from cash generated in the fiscal year ended March 31, 2015.

Financing Activities: Net cash provided by financing activities during the fiscal year ended March 31, 2016, was 380.1 billion yen, compared to a net cash outflow of 263.2 billion yen in the fiscal year ended March 31, 2015.

For all segments excluding the Financial Services segment, there was a 144.8 billion yen net cash inflow, compared to a net cash outflow of 315.4 billion yen in the fiscal year ended March 31, 2015. This change was primarily due to the issuance of new shares and convertible bonds in the fiscal year ended March 31, 2016, partially offset by factors such as repayments of long-term debt.

In the Financial Services segment, financing activities provided 224.9 billion yen of net cash, an increase of 180.5 billion yen, or 406.6 percent year-on-year. This increase was primarily due to a larger increase in short-term borrowings and policyholders’ account at Sony Life and an increase in customer deposits at Sony Bank, compared to a decrease in the fiscal year ended March 31, 2015.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2016 was 983.6 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 749.9 billion yen at March 31, 2016, an increase of 8.0 billion yen, or 1.1 percent compared with the balance as of March 31, 2015. In order to manage cash balance globally, Sony utilizes a system in which cash surpluses among subsidiaries are deposited with SGTS and cash shortfalls are covered by loans through SGTS. Sony’s ability to repatriate cash held in foreign subsidiaries may be restricted or delayed by local laws; however, any such amounts are considered insignificant. Refer to Cash Management in Item 5 B. Liquidity and Capital Resources. Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 522.5 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2016. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 233.7 billion yen at March 31, 2016, an increase of 26.2 billion yen, or 12.6 percent compared with the balance as of March 31, 2015.

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

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal year ended March 31
	2015	2016
	(Yen in billions)
Net cash provided by operating activities reported in the consolidated statements of cash flows	754.6	749.1
Net cash used in investing activities reported in the consolidated statements of cash flows	(639.6)	(1,030.4)

	115.0	(281.3)
Less: Net cash provided by operating activities within the Financial Services segment	459.7	495.3
Less: Net cash used in investing activities within the Financial Services segment	(536.9)	(694.0)
Eliminations**	7.8	10.5

Cash flow provided by (used by) operating and investing activities combined excluding the Financial Services segment’s activities	200.0	(72.1)

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

	Fiscal year ended March 31
Financial Services segment	2015	2016
	(Yen in millions)
Net cash provided by operating activities	459,719	495,283
Net cash used in investing activities	(536,920)	(694,031)
Net cash provided by financing activities	44,396	224,922

Net increase (decrease) in cash and cash equivalents	(32,805)	26,174
Cash and cash equivalents at beginning of the fiscal year	240,332	207,527

Cash and cash equivalents at end of the fiscal year	207,527	233,701

	Fiscal year ended March 31
Sony without the Financial Services segment	2015	2016
	(Yen in millions)
Net cash provided by operating activities	303,659	262,783
Net cash used in investing activities	(103,630)	(334,900)
Net cash provided by (used in) financing activities	(315,415)	144,751
Effect of exchange rate changes on cash and cash equivalents	51,138	(64,609)

Net increase (decrease) in cash and cash equivalents	(64,248)	8,025
Cash and cash equivalents at beginning of the fiscal year	806,134	741,886

Cash and cash equivalents at end of the fiscal year	741,886	749,911

	Fiscal year ended March 31
Consolidated	2015	2016
	(Yen in millions)
Net cash provided by operating activities	754,640	749,089
Net cash used in investing activities	(639,636)	(1,030,403)
Net cash provided by (used in) financing activities	(263,195)	380,122
Effect of exchange rate changes on cash and cash equivalents	51,138	(64,609)

Net increase (decrease) in cash and cash equivalents	(97,053)	34,199
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413

Cash and cash equivalents at end of the fiscal year	949,413	983,612

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

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2015 was 949.4 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 741.9 billion yen at March 31, 2015, a decrease of 64.2 billion yen, or 8.0 percent compared with the balance as of March 31, 2014. In order to manage cash balance globally, Sony utilizes a system in which cash surpluses among subsidiaries are deposited with SGTS and cash shortfalls are covered by loans through SGTS. Sony’s ability to repatriate cash held in foreign subsidiaries may be restricted or delayed by local laws; however, any such amounts are considered insignificant. Refer to Cash Management in Item 5 B. Liquidity and Capital Resources. Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 776.6 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2015. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 207.5 billion yen at March 31, 2015, a decrease of 32.8 billion yen, or 13.6 percent compared with the balance as of March 31, 2014.

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

In order to meet working capital requirements, Sony Corporation and SGTS maintain Commercial Paper (“CP”) programs that have the ability to access the Japanese, U.S. and European CP markets, subject to prevailing market conditions. Although the borrowing limits under the CP program, translated into yen, were 838.0 billion yen in total for Sony Corporation and SGTS as of March 31, 2016, there were no amounts outstanding under the CP programs as of and during the fiscal year ended March 31, 2016.

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 522.5 billion yen in unused committed lines of credit, as of March 31, 2016. Details of those committed lines of credit are: a 300.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until July 2018, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 475 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2016, in all of which Sony Corporation and SGTS are defined as borrowers. On April 1, 2016, the latter committed line was renewed and will remain effective until March 2017 and the amount of the line of credit was changed to 500 million U.S. dollars. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

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

On July 21, 2015, Sony Corporation raised 406.0 billion yen in total from the issuance of 87.2 million new shares by way of a Japanese public offering and an international offering (together, 286.0 billion yen) and the issuance of convertible bonds with stock acquisition rights (120.0 billion yen). In addition, Sony Corporation raised 15.7 billion yen from the issuance of 4.8 million new shares by way of third-party allotment on August 18, 2015. Sony Corporation is using 188.0 billion yen of the funds raised by these issuances of new shares to fund capital expenditures in the Devices segment, and the remainder to fund research and development expenditures in the Devices segment. In addition, Sony Corporation is using 51.0 billion yen of the funds raised by this issuance of convertible bonds with stock acquisition rights to fund capital expenditures in the Devices segment and the remainder to repay long-term indebtedness.

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

In addition, Sony’s subsidiaries in the Financial Services segment are subject to the Japanese Insurance Business Act and Banking Act, which require insurance and business companies to maintain their financial credibility and to secure protection for policyholders and depositors in view of the public nature of insurance and banking services. As such, lending and borrowing between subsidiaries in the Financial Service segment and the other companies within Sony Group is strictly limited. Sony’s subsidiaries in the Financial Services segment are managed separately from Sony’s cash management activities through SGTS as mentioned above.

C.	Research and Development

It is necessary for Sony to continue technological innovation in order to maintain group-wide growth. Sony believes that technology made possible by our research and development activities is a key to the differentiation of products in existing businesses and the source of creating value in new businesses.

Research and development is focused in four key domains which are essential for product differentiation and for creating value-added products: a common development platform technology for home and mobile electronics, semiconductor, device, and software technologies.

Research and development costs for the fiscal year ended March 31, 2016 were essentially flat year-on-year at 468.2 billion yen. This was primarily due to an increase in research and development costs in the Devices segment, reflecting an increase in image sensor-related research and development costs, substantially offset by a decrease in research and development costs in the MC, IP&S and HE&S segments, each categorized as either a “stable profit generator” or an “area focusing on volatility management” (refer to Trend Information in Item 5 D). This decrease was a result of the strategic decision not to pursue scale in order to improve profitability, which accelerated cost control initiatives to address the decrease in scale of Sony’s AV/IT electronics businesses. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) increased from 6.5 percent to 6.7 percent.

The following table includes the research and development expenses related to the five Electronics segments in the fiscal years ended March 31, 2014, 2015, and 2016.

	Fiscal year ended March 31
	2014	2015	Percent change from 2014 to 2015	2016	Percent change from 2015 to 2016
	(Yen in billions, except percentage data)
Research and development expenses
Mobile Communications	83.4	91.0	+9.1%	78.1	-14.2%
Game & Network Services	88.7	89.1	+0.5	91.9	+3.1
Imaging Products & Solutions	69.7	67.3	-3.4	64.1	-4.8
Home Entertainment & Sound	55.2	49.3	-10.7	44.8	-9.1
Devices	96.7	104.8	+8.4	131.0	+25.0

Consolidated research and development costs for the fiscal year ending March 31, 2017 are expected to decrease by 1.7 percent to 460 billion yen.

Research and development costs for the fiscal year ended March 31, 2015 were essentially flat year-on-year at 464.4 billion yen. This was primarily due to a decrease in research and development costs in the IP&S and HE&S segments as well as costs related to Corporate research and development as a result of cost control initiatives to address the decrease in scale of Sony’s AV/IT electronics businesses, offset by an increase in research and development costs in the Devices segment, reflecting an increase in image sensor-related research and development costs. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 6.9 percent to 6.5 percent.

Research and development costs for the fiscal year ended March 31, 2014 decreased by 7.6 billion yen, or 1.6 percent year-on-year, to 466.0 billion yen. The decrease was primarily due to a decrease in research and development costs in the IP&S, Devices and HE&S segments as a result of cost control initiatives to address the decrease in scale of Sony’s AV/IT electronics businesses. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 8.2 percent to 6.9 percent.

D.	Trend Information

This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.

Issues Facing Sony and Management’s Response to those Issues

The global economic recovery has been weakening amid increasing financial turbulence, with recovery in advanced economies remaining only modest, and prospects across emerging countries continue to be uneven and generally weaker than in the past 20 years. In advanced economies, factors such as unfavorable demographic trends and low productivity growth continue to weigh on the recovery. In emerging markets, while growth in China and most of emerging Asia is generally projected to be high, Brazil, Russia and other commodity exporters face severe macroeconomic conditions. Furthermore, shocks of a noneconomic origin, related to geopolitical conflicts, political discord, or terrorism loom over many regions, and could have a significant impact on the global economy.

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

Based on its specific characteristics and the competitive landscape, each of the Sony Group’s businesses is classified as a “growth driver,” “stable profit generator,” or “area focusing on volatility management” in terms of its position within Sony’s overall business portfolio. Each business has been assigned a target figure for Return on Invested Capital (“ROIC”) linked with the ROE target for Sony Group as a whole, and managed with a clear emphasis on profitability.

Due to the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region, manufacturing operations were affected at Sony Semiconductor Manufacturing Corporation’s Kumamoto Technology Center, which is the primary manufacturing site of image sensors mainly for digital cameras, security cameras and micro-display devices. Sony is working to recover as soon as possible while prioritizing the safety of its employees.

Group Environmental Mid-Term Targets “Green Management 2020”

Sony announced in June 2015 the establishment of its “Green Management 2020” group environmental mid-term targets that will take effect from fiscal 2016 (the fiscal year ending March 31, 2017) through fiscal 2020 (the fiscal year ending March 31, 2021). Based on the following three pillars, Sony plans to implement various initiatives to reduce the Sony Group’s environmental footprint:

•

Formulate targets and implement initiatives that leverage the distinctive characteristics of Sony’s businesses, from Electronics to entertainment. Among these, reduce annual energy consumption by an average of 30 percent (compared to levels at the fiscal year ended March 31, 2014) in Electronics products, and in entertainment, continue to look to use its contents to raise awareness of sustainability issues and inspire environmentally conscious actions;

•

Enhance efforts to reduce Sony’s environmental footprint across its entire value chain, including manufacturing partners and suppliers, by calling on them to reduce greenhouse gas (GHG) emissions and water consumption; and

•	Accelerate the use of renewable energy.

Sony’s long-term vision is to achieve a “zero environmental footprint” throughout all stages of its product lifecycles and business activities by 2050. The “Green Management 2020” mid-term plan has been backcasted

(calculated backwards) in order to determine the necessary intermediate steps that need to be taken by fiscal 2020 (the fiscal year ending March 31, 2021) on the way to this long-term goal. Sony achieved almost all of the targets set forth in its previous plan, “Green Management 2015,” which covered the five-year period up to and including fiscal 2015 (the fiscal year ended March 31, 2016). With “Green Management 2020,” Sony plans to further accelerate its various initiatives directed towards its ultimate goal of a “zero environmental footprint.”

Sony plans to also continue to participate in the WWF’s Climate Savers Programme, which aims to achieve reductions in greenhouse gas emissions, from the fiscal year ending March 31, 2017 onwards. Climate change targets are verified by WWF and a third-party verification body for their degrees of difficulty and progress.

Further details of the group environmental mid-term targets “Green Management 2020” and actual measures undertaken by Sony are reported in Sony’s CSR report available on the following website: http://www.sony.net/SonyInfo/csr_report/.

E.	Off-balance Sheet Arrangements

Sony has certain off-balance sheet arrangements that provide liquidity, capital resources and/or credit risk support.

Refer to Note 6 of the consolidated financial statements for transfers of financial asset transactions in which Sony has relinquished control of receivables and accounted for these transfers as sales, and Note 23 of the consolidated financial statements for various arrangements with variable interest entities, including those where Sony is not the primary beneficiary and therefore does not consolidate the entity.

F.	Contractual Obligations, Commitments, and Contingent Liabilities

The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2016. The references to the notes below refer to the corresponding notes within the consolidated financial statements.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Yen in millions)
Contractual obligations and commitments:
Short-term debt (Note 11)	149,272	149,272	—	—	—
Long-term debt (Notes 8 and 11)
Capital lease obligations and other	43,248	17,838	12,623	8,945	3,842
Other long-term debt	701,025	169,830	272,144	70,958	188,093
Interest on other long-term debt	16,224	6,102	7,004	2,169	949
Minimum rental payments required under operating leases (Note 8)	306,772	59,236	78,942	64,574	104,020
Purchase commitments (Note 27)
Expected cost for the production or purchase of motion pictures and television programming or certain rights	138,586	95,705	39,746	2,553	582
Long-term contracts with recording artists, songwriters and companies	54,199	24,618	15,719	6,900	6,962
Long-term sponsorship contracts related to advertising and promotional rights	15,727	5,071	9,825	159	672
Long-term contracts for programming contents	25,741	10,938	12,268	2,535	—
Music Publishing Purchase Agreements (Note 23)	84,549	84,549	—	—	—
Other purchase commitments	101,448	58,320	29,523	10,803	2,802
Future insurance policy benefits and other and policyholders’ account in the life insurance business* (Note 10)	19,096,699	458,534	1,003,760	1,096,997	16,537,408
Gross unrecognized tax benefits** (Note 21)	104,902	—	—	—	—
Total	20,838,392	1,140,013	1,481,554	1,266,593	16,845,330

* Future insurance policy benefits and other and policyholders’ account in the life insurance business are the estimated future cash payments to be made to policyholders and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. Amounts presented in the above table are undiscounted. The sum of the cash payments of 19,096.7 billion yen exceeds the corresponding liability amounts of 6,863.0 billion yen included in the consolidated balance sheets principally due to the time value of money. Refer to Note 10 of the consolidated financial statements.

** The total amount represents the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. Sony estimates that no portion of the liability is expected to be settled within one year. The settlement period for the liability, which totaled 104.9 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities. Refer to Note 21 of the consolidated financial statements.

The following items are not included in either the above table or the total amount of commitments outstanding at March 31, 2016:

•

The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 11 billion yen to Japanese pension plans and approximately 6 billion yen to foreign pension plans during the fiscal year ending March 31, 2017. Refer to Note 15 of the consolidated financial statements.

•

The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was approximately 30.6 billion yen as of March 31, 2016. Refer to Note 27 of the consolidated financial statements.

•

Purchases made during the ordinary course of business from certain component manufacturers and contract manufacturers in order to establish the best pricing and continuity of supply for Sony’s production are not included as there are typically no binding purchase obligations. Purchase obligations are defined as contractual obligations to purchase goods or services that are enforceable and legally binding on Sony. These obligations specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations do not include contracts that may be cancelled without penalty. These purchases include arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. This allows Sony’s supply chain management to have flexible and mutually beneficial purchase arrangements with these manufacturers in order to minimize inventory risk. Consistent with industry practice, Sony purchases processed goods that meet technical criteria from these component manufacturers after issuing to these manufacturers information on Sony’s projected demand and manufacturing needs.

Refer to Item 8 A. “Financial Information” Consolidated Statements and Other Financial Information for legal proceedings and Note 27 of the consolidated financial statements for guarantees issued, including product warranties.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sony evaluates its estimates, which are based on historical experience, future projections and various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may significantly differ from these estimates. Sony considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgment and estimates on the part of management in its application. Sony believes that the following represents its critical accounting policies.

Investments

Sony’s investments include debt and equity securities accounted for under both the cost and equity method of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value with a charge to income. Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuer, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

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

Goodwill and other intangible assets

Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Such an event or change in circumstances would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by Sony’s management.

In the fiscal year ended March 31, 2016, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a two-step quantitative impairment process which involves a comparison of the estimated fair value of a reporting unit to its carrying amount to identify potential impairment. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

In its impairment review, Sony performs internal valuation analyses or utilizes third-party valuations when management believes it to be appropriate, and considers other market information that is publicly available. The fair value of a reporting unit or indefinite lived intangible asset is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, earnings multiples, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. Consideration is also given to Sony’s market capitalization in relation to the sum of the calculated fair values of the reporting units, including reporting units with no goodwill, and taking into account corporate level assets and liabilities not assigned to individual reporting units as well as a reasonable control premium.

The assumptions used for projected future cash flows and the timing of such cash flows are based on the forecast and mid-range plan (“MRP”) of each reporting unit and take into account such factors as historical experience, market and industry information, and current and forecasted economic conditions. Perpetual growth rates are utilized to determine a terminal cash flow value and are generally set after the three-year forecasted period for the MRP. Certain reporting units, such as those in the Pictures segment, utilize longer forecast periods and base the terminal value on an exit price using an earnings multiple with a control premium applied to the final year of the projected cash flows. Discount rates are derived from the weighted average cost of capital of market participants in similar businesses.

For all reporting units with goodwill, fair value exceeded the carrying amount, and therefore no impairment existed and the second step of the impairment test was not required. Every reporting unit’s fair value exceeded its carrying value by at least 10.0 percent. Also, for indefinite lived intangible assets, fair value exceeded the carrying amount, and therefore no impairment existed.

The carrying amounts of goodwill by segment as of March 31, 2016 are as follows:

Yen in millions
Mobile Communications	3,286
Game & Network Services	152,293
Imaging Products & Solutions	8,337
Devices	56,771
Pictures	221,517
Music	161,772
Financial Services	2,314

Total	606,290

A discussion of the significant assumptions, other than the MRP described above, including a sensitivity analysis with respect to their impact, of the estimated fair value of Sony’s reporting units for the impairment analysis performed for the fiscal year ended March 31, 2016 is included below:

•

The discount rates ranged from 6.3 percent to 10.0 percent. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have resulted in a failure of step one of the goodwill impairment test.

•

The growth rates applied to the terminal values for reporting units within the Electronics segments and Financial Services ranged from approximately 1.0 to 1.5 percent. The growth rates beyond the MRP period for the reporting units in the Music and Pictures segment ranged from 0 to 3.0 percent and 4.0 to 4.5 percent, respectively. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have resulted in a failure of step one of the goodwill impairment test.

•

The earnings multiple used to calculate the terminal value in the Pictures reporting units was 9.0x. A hypothetical reduction in the earnings multiple to 8.0x, holding all other assumptions constant, would not have resulted in a failure of step one of the goodwill impairment test.

Management believes that the assumptions used to estimate the fair value used in the goodwill impairment tests are reasonable; however, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and indefinite lived intangible assets in the future.

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

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 0.6 percent for its Japanese pension plans as of March 31, 2016. The discount rate was determined by using information about yields on high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about yields is collected from published market information and credit rating agencies. The 0.6 percent discount rate represents a 40 basis point decrease from the 1.0 percent discount rate used for the fiscal year ended March 31, 2015 and reflects current Japanese market interest conditions.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 3.0 percent as of March 31, 2015 and 2016. The actual return on pension plan assets for the fiscal years ended March 31, 2015 and 2016 was an 11.4 percent gain and an 1.3 percent loss, respectively. The difference between the expected and the actual rate of return on pension plan assets was primarily due to the negative performance especially in the global equity markets throughout the fiscal year ended March 31, 2016 and the depreciation of foreign currency-denominated assets reflecting the increase in the strength of the yen. Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2015 and 2016, Sony had, with respect to Japanese pension plans, net actuarial losses of 218.5 billion yen and 389.3 billion yen, respectively, including losses related to pension plan assets. For the fiscal year ended March 31, 2016, the net actuarial loss increased due to the decline in the discount rate used to determine the defined benefit obligation, as compared to the prior fiscal year’s rate, and the lower actual return on pension plan assets than expected.

The following table illustrates the effect on the fiscal year ending March 31, 2017 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2016 constant, for Japanese pension plans.

Change in assumption	Projected benefit obligations	Pension costs	Net income
(Yen in billions)
25 basis point increase / decrease in discount rate	-/+41.5	-/+1.9	+/-1.3
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	-/+1.7	+/-1.1

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

As a result of losses incurred in recent years, Sony Corporation and several subsidiaries in Japan, Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group in the U.S., Sony Mobile Communications AB in Sweden, Sony Europe Limited (“SEU”) in the U.K., certain subsidiaries in Brazil, and certain entities in other tax jurisdictions are each in cumulative loss positions. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset that is difficult to overcome when determining that a valuation allowance is not needed against deferred tax assets.

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

The estimate for the valuation of deferred tax assets, which is based on currently enacted tax laws and rates as of the balance sheet date, reflects management’s judgment and best estimate of the likely future tax consequences of events that have been recognized in Sony’s financial statements and tax returns, the ability to implement various tax planning strategies and, in certain cases, future forecasts, business plans and other expectations about future outcomes. Changes in existing tax laws or rates in tax jurisdictions in which Sony operates could affect actual tax results, and market or economic deterioration or failure of management to achieve its restructuring objectives could affect future business results, either of which could affect the valuation of deferred tax assets over time. If future results are less than projected, if negotiations of the APAs result in a different allocation of profits and losses than currently anticipated, if tax planning alternatives are no longer viable, or if there is no excess appreciated asset value over the tax basis of the assets contemplated for sale, further valuation allowance may be required in the future to reduce the deferred tax assets to their net realizable value. On the other hand, an improvement in future results, or other factors such as business reorganizations, could lead to the future reversal of valuation allowance into income as a reduction to tax expense, subject to review of the relevant qualitative factors and uncertainties. These factors and other changes that are not anticipated in current estimates could have a material impact on Sony’s earnings or financial condition in the period or periods in which the impact is recorded or reversed.

Film accounting

An aspect of film accounting that requires the exercise of judgment relates to the process of estimating the total revenues to be received throughout a film’s life cycle. Such estimate of a film’s ultimate revenue is important for two reasons. First, while a film is being produced and the related costs are being capitalized, it is necessary for management to estimate the ultimate revenue, less additional costs to be incurred, including exploitation costs which are expensed as incurred, in order to determine whether the value of a film has been impaired and thus requires an immediate write-off of unrecoverable film costs. Second, the amount of film costs recognized as cost of sales for a given film as it is exhibited in various markets throughout its life cycle is based upon the proportion that current period actual revenues bear to the estimated ultimate total revenues.

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

Future insurance policy benefits

Liabilities for future insurance policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.0 percent to 4.5 percent and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses.

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

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their date of birth, the year in which they were first elected, their current position at Sony, prior positions, and other principal business activities outside Sony as of June 17, 2016.

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

Kenichiro Yoshida

Date of Birth: October 20, 1959
Director (Member of the Board) Since: 2014
Corporate Executive Officer Since: 2013
Current Positions within Sony:	Executive Deputy President and Chief Financial Officer, Representative Corporate Executive Officer Member of the Compensation Committee

Principal Business Activities Outside Sony: None

Prior Positions:
2014	Executive Vice President and Chief Financial Officer, Representative Corporate Executive Officer
2013	Executive Vice President, Chief Strategy Officer and Deputy Chief Financial Officer, Corporate Executive Officer, Sony Corporation
2005	President and Representative Director, Sony Communication Network Corporation
2001	Senior Vice President, Sony Communication Network Corporation (currently So-net Corporation)
1983	Entered Sony Corporation

Osamu Nagayama

Date of Birth: April 21, 1947
Outside Director (Member of the Board) Since: 2010
Current Positions within Sony:	Chairman of the Board Chair of the Nominating Committee

Principal Business Activities Outside Sony:
Representative Director, Chairman and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.

Prior Positions:
1992	Chairman of the Board, President and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.
1989	Representative Director and Deputy President, Chugai Pharmaceutical Co., Ltd.
1987	Director and Senior Vice President, Chugai Pharmaceutical Co., Ltd.
1985	Deputy General Manager of the Development Planning Division, Director of the Business Planning Division, Member of the Board, Chugai Pharmaceutical Co., Ltd.

Takaaki Nimura

Date of Birth: October 25, 1949
Outside Director (Member of the Board) Since: 2012
Current Position within Sony:	Chair of the Audit Committee
Principal Business Activities Outside Sony:

Audit & Supervisory Board member, Chugai Pharmaceutical Co., Ltd.

Prior Positions:
2008	Executive Board member, Ernst & Young ShinNihon LLC
1997	Senior partner, Showa Ota & Co.
1989	Partner, Asahi Shinwa & Co.

Eikoh Harada

Date of Birth: December 3, 1948
Outside Director (Member of the Board) Since: 2013
Current Position within Sony:	Chair of the Compensation Committee
Principal Business Activities Outside Sony:

Representative Director, Chairman and CEO, Benesse Holdings, Inc.
Representative Director and CEO, Benesse Corporation
Prior Positions:

2014	Chairman, Director, McDonald’s Holdings Company (Japan), Ltd.
Chairman, Director, McDonald’s Company (Japan), Ltd.
2005	Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Holdings Company (Japan), Ltd.
Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Company (Japan), Ltd.
1997	President, Apple Japan, Inc.
Vice President, Apple Computer, Inc.
1983	Director, Schlumberger Group

Joichi Ito

Date of Birth: June 19, 1966
Outside Director (Member of the Board) Since: 2013
Current Position within Sony:	none
Principal Business Activities Outside Sony:

Director, MIT Media Lab, Massachusetts Institute of Technology
Director, Digital Garage, Inc.
Director, The New York Times Company
Chairman, PureTech Health plc

Prior Positions:
1999	Chairman, Infoseek Japan
1995	Co-founder, Chief Executive Officer, Digital Garage, Inc.

Tim Schaaff

Date of Birth: December 5, 1959
Director (Member of the Board) Since: 2013
Current Position within Sony:	none
Principal Business Activities Outside Sony:

Independent Startup Adviser
Chief Product Officer, Intertrust Technologies Corporation

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
Principal Business Activities Outside Sony:

Director, Sumitomo Corporation
Director, Takasago Thermal Engineering Co., Ltd.
Director, Hashimoto Sogyo Co., Ltd. President, Japan Cooperation Center for the Middle East
Vice Chairman of the Board, Mitsubishi Fuso Truck and Bus Corporation

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
Principal Business Activities Outside Sony:

Director and President, Sumitomo Mitsui Financial Group, Inc.
Director, Sumitomo Mitsui Banking Corporation

Prior Positions:
2010	Director, Sumitomo Mitsui Financial Group, Inc.
2010	Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc.
2009	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

John V. Roos

Date of Birth: February 14, 1955
Director (Member of the Board) Since: 2014
Current Positions within Sony:	Member of the Nominating Committee Member of the Compensation Committee
Principal Business Activities Outside Sony:

Founding Partner, Geodesic Capital
Chief Executive Officer, The Roos Group, LLC
Senior Advisor, Centerview Partners LLC
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
Director, Sumitomo Mitsui Financial Group, Inc.
Prior Positions:
2008	Director, Dow Corning Toray Co., Ltd.

Corporate Executive Officers

In addition to Kazuo Hirai and Kenichiro Yoshida, the nine individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 17, 2016. Refer to “Board Practices” below.

Tomoyuki Suzuki

Date of Birth: August 19, 1954
Corporate Executive Officer Since: 2012
Current Positions within Sony:	Executive Deputy President, Officer in charge of RDS Platform, Energy Business and Storage Media Business
Prior Positions:

2012	Executive Vice President, Sony Corporation
2005	Senior Vice President, Sony Corporation
2004	Executive Officer, Sony Corporation
1979	Entered Sony Corporation

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
Principal Business Activities Outside Sony: None

Andrew House

Date of Birth: January 23, 1965
Corporate Executive Officer Since: 2016
Current Positions within Sony:	Executive Vice President, Officer in charge of Game & Network Services Business
Prior Positions:

2005	Chief Marketing Officer, Group Executive, Sony Corporation
1990	Joined Sony Corporation
Principal Business Activities Outside Sony: None

Michael Lynton

Date of Birth: January 1, 1960
Corporate Executive Officer Since: 2016
Current Positions within Sony:	Executive Vice President, Officer in charge of Pictures and Music Business
Prior Positions:

2004	Group Executive Officer, Sony Corporation
2004	Joined Sony Corporation
Principal Business Activities Outside Sony:
Board Member, Ares Capital Corporation
Board Member, Snapchat

Ichiro Takagi
Date of Birth: December 26, 1958
Corporate Executive Officer Since: 2016
Current Positions within Sony:	Executive Vice President, Officer in charge of Home Entertainment & Sound Business, Consumer AV Sales & Marketing
Prior Positions:

2015	Group Executive, Sony Corporation
2011	Senior Vice President, Corporate Executive, Sony Corporation
1981	Joined Sony Corporation
Principal Business Activities Outside Sony: None

Hiroki Totoki
Date of Birth: July 17, 1964
Corporate Executive Officer Since: 2016
Current Positions within Sony:	Executive Vice President, Officer in charge of Mobile Communications Business, New Business Platform (Strategy)
Prior Positions:

2014	Group Executive, Sony Corporation
2013	Senior Vice President, Corporate Executive, Sony Corporation
1987	Joined Sony Corporation
Principal Business Activities Outside Sony: None

Kazushi Ambe
Date of Birth: April 23, 1961
Corporate Executive Officer Since: 2016
Current Positions within Sony:	Executive Vice President, Officer in charge of Human Resources and General Affairs

Prior Positions:
2014	Senior Vice President, Corporate Executive, Sony Corporation
1984	Joined Sony Corporation
Principal Business Activities Outside Sony: None

Kazuo Hirai, Kenichiro Yoshida, Tomoyuki Suzuki, Shiro Kambe, Masashi Imamura, Shigeki Ishizuka, Andrew House, Michael Lynton, Ichiro Takagi, Hiroki Totoki and Kazushi Ambe are engaged on a full-time basis by Sony Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B.	Compensation

Under the Financial Instruments and Exchange Act of Japan and related regulations, Sony is required to disclose the total remuneration paid by Sony Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony Corporation and its consolidated subsidiaries in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that Sony Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2016 filed on June 17, 2016 with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.

(1) Total amounts of remuneration paid by Sony Corporation to Directors and Corporate Executive Officers

	Fixed remuneration		Remuneration linked to business results		Phantom restricted stock plan
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	10	151	—	—	1	32
	(*)			(***)		(*****)
(Outside Directors)	(9)	(136)	(—)	(—)	(1)	(32)
Corporate Executive	8	470	6	534	—	—
Officers	(**)			(****)
Total******	18	621	6	534	1	32

* The number of persons does not include two Directors who concurrently serve as Corporate Executive Officers, because Sony Corporation does not pay any additional remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

** The number of persons includes two Corporate Executive Officers who resigned on the day of the Ordinary General Meeting of Shareholders held on June 23, 2015.

*** Sony Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

**** The Remuneration linked to business results includes the amount that was paid in June 2016. Eight Corporate Executive Officers waived their remuneration linked to business results for the fiscal year ended March 31, 2015.

***** The Phantom Restricted Stock Plan includes the amount that will be paid to a Director who resigned on the day of the Ordinary General Meeting of Shareholders held on June 17, 2016.

****** In addition to the above, during the fiscal year ended March 31, 2016, Sony Corporation recorded 397 million yen in expenses for Corporate Executive Officers, for Stock Acquisition Rights granted to Corporate Executive Officers during the fiscal year ended March 31, 2016 or in the past for stock option purposes.

(2) Amounts of remuneration paid by Sony Corporation and its subsidiaries to Directors and Corporate Executive Officers on an individual basis.

Name	Position	Basic remuneration (Yen in millions)	Remuneration linked to business results (Yen in millions)	Phantom restricted stock plan (Yen in millions)	Total (Yen in millions)	Granted number of stock acquisition rights* (Thousand shares)
Kazuo Hirai	Sony Corporation Director, President & CEO, and Representative Corporate Executive Officer**	219 ***	294	—	513	200
Kenichiro Yoshida	Sony Corporation Director, Executive Deputy President and CFO, and Representative Corporate Executive Officer**	62	85	—	147	120
Tomoyuki Suzuki	Sony Corporation Executive Deputy President, and Corporate Executive Officer	51	85	—	136	50

* The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2016 was 1,331 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 17 of the consolidated financial statements for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Corporation’s common stock (“Common Stock”) exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2016 for accounting purposes and should not be regarded as any indication or prediction of Sony with respect to its future stock performance.

** As noted above, Sony Corporation does not pay any remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

*** Remuneration for Kazuo Hirai, Representative Corporate Executive Officer, is set in U.S. dollars. The reduction of his dollar-based remuneration has been in place since 2012. Apart from the remuneration contained in the above table, Sony also provided certain personal benefits and perquisites, including fringe benefits (and in some instances Sony paid the executive’s income taxes related to his perquisites), totaling 15 million yen to Kazuo Hirai, during the fiscal year ended March 31, 2016.

(3) Basic policy regarding remuneration for Directors and Corporate Executive Officers

The basic policy regarding remuneration for Directors and Corporate Executive Officers, as determined by the Compensation Committee, is as follows:

(a) Basic policy of Director remuneration

Taking into account that the primary duty of the Directors is to supervise the performance of business operations of Sony group as a whole and the fact that Sony Corporation is a global company, in order to improve such supervisory function of the Directors, the following two elements constitute the basic policy for the determination of the remuneration of Directors:

•	attracting and retaining an adequate talent pool of Directors possessing the requisite abilities to excel in the global marketplace; and

•	ensuring the effectiveness of the supervisory function of the Directors.

Based upon the above, the remuneration of Directors consists of the following two components:

•	fixed remuneration; and

•	the Phantom Restricted Stock Plan.

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

Regarding the Phantom Restricted Stock Plan, points fixed every year by the Compensation Committee shall be granted to Directors every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony Corporation’s Common Stock price by the accumulated points. The resigning Director shall purchase Sony Corporation’s Common Stock with this remuneration.

(b) Basic policy of Corporate Executive Officer remuneration

Taking into account that Corporate Executive Officers are key members of management responsible for executing the business operations of Sony, in order to further improve the business results of Sony Corporation, the following two elements shall constitute the basic policy for the determination of the remuneration of Corporate Executive Officers:

•	attracting and retaining an adequate talent pool of Corporate Executive Officers possessing the requisite abilities to excel in the global marketplace; and

•	providing effective incentives to improve business results on a short-, medium- and long-term basis.

Based upon the above, remuneration of Corporate Executive Officers shall consist of the following four components:

•	fixed remuneration;

•	remuneration linked to business results;

•	remuneration linked to share price; and

•	the Phantom Restricted Stock Plan.

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

Specifically, the amount of remuneration linked to business results shall be determined based upon consolidated business results of Sony Corporation, such as operating income and the level of achievement in respect of the business area(s) for which the relevant Corporate Executive Officer is responsible, and the amount paid to Corporate Executive Officers shall fluctuate within the range from 0 percent to 200 percent, in principle, of the base fixed remuneration amount.

Regarding the Phantom Restricted Stock Plan, points fixed every year by the Compensation Committee shall be granted to Corporate Executive Officers every year during his/her tenure in office, and, at the time of resignation, the remuneration amount shall be calculated by multiplying Sony Corporation’s Common Stock price by the accumulated points. The resigning Corporate Executive officer shall purchase Sony Corporation’s Common Stock with this remuneration.

C.	Board Practices

Sony Corporation has adopted a “Company with Three Committees” corporate governance system under the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”). Under this system, Sony Corporation has three committees: the Nominating Committee, the Audit Committee and the Compensation Committee. Under the Companies Act, each committee is required to consist of not fewer than three Directors, the majority of whom must be outside Directors. In order to qualify as an outside Director under the Companies Act, a Director must be a person who satisfies all of the following requirements (i) through (v): (i) a person who is not a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a Corporate Executive Officer or general manager or other employee (“Group Executive Director, etc.”) of Sony Corporation or any of its subsidiaries and who has not been a Group Executive Director, etc. of Sony Corporation or any of its subsidiaries for ten years prior to assuming his/her office; (ii) if a person who has been a director, accounting counselor (if the accounting counselor is a juridical person, a member who is in charge of the affairs), or corporate auditor of Sony Corporation or any of its subsidiaries (excluding a person who has been a Group Executive Director, etc.) at the time within ten years prior to assuming his/her office, a person who has not been a Group Executive Director, etc. of Sony Corporation or any of its subsidiaries for ten years prior to assuming his/her office as a director, an accounting counselor, or a corporate auditor; (iii) a person who is not a director or a Corporate Executive Officer or general manager or other employee of a parent company or any entity which controls the management of Sony Corporation; (iv) a person who is not an Group Executive Director, etc. of a direct/indirect subsidiary of Sony Corporation or any entity the management of which is directly or indirectly controlled by Sony Corporation; and (v) a person who is not a spouse or relative within the second degree of kinship of a director or a Corporate Executive Officer or general manager or other employee of Sony Corporation.

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

The Nominating Committee, which pursuant to the Charter of the Board of Directors consists of three or more Directors, determines the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors and evaluates the management succession plans. As stated above, under the Companies Act, a majority of the members of the Nominating Committee must be outside Directors. Under the Charter of the Board of Directors, at least one member of the Nominating Committee must concurrently be a Corporate Executive Officer. The Nominating Committee is comprised of the following members as of June 17, 2016: Osamu Nagayama, who is the Chair of the Nominating Committee, the Chairman of the Board and an outside Director; Koichi Miyata and John V. Roos, who are each outside Directors; and Kazuo Hirai, who is a Corporate Executive Officer.

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

The Audit Committee discusses with Sony Corporation’s independent auditor, PricewaterhouseCoopers Aarata, the scope and results of audits by the independent auditor including their evaluation of Sony Corporation’s internal controls, compatibility with Generally Accepted Accounting Principles in the U.S., and the overall quality of financial reporting. The Audit Committee makes an assessment of the independence of PricewaterhouseCoopers Aarata by overseeing their activities through regular communications and discussions with them, and by pre-approving audit and non-audit services to be provided. The Audit Committee is comprised of the following members as of June 17, 2016: Takaaki Nimura, who is the Chair of the Audit Committee and an outside Director, and Kazuo Matsunaga and Eriko Sakurai, who are each outside Directors. Takaaki Nimura is an “audit committee financial expert” within the meaning of Item 16A of this report.

As required by the Companies Act, the Compensation Committee determines the policy and the content of compensation, bonus and any other benefits (including equity-related rights or options given for the purpose of stock incentive options) to be received by each Director and Corporate Executive Officer in consideration of the execution of their duties. In addition to such statutory duties, the Compensation Committee sets policy on the composition of individual compensation to be received by other senior management of Sony Group (Directors or other officers of Sony Group companies whose appointment is subject to approval by the Chief Executive Officer (“CEO”) of Sony Corporation), and also submits proposals to the Board of Directors regarding the issuance of stock acquisition rights for the purpose of granting stock options and other forms of stock price-based compensation utilizing shares etc. of Sony Group, as individual compensation to the aforementioned senior management. Under the Charter of the Board of Directors, the Compensation Committee shall consist of three or more Directors, and as a general rule, at least one member shall concurrently serve as Corporate Executive Officer; provided, however, that a Director who is the CEO or the Chief Operating Officer (“COO”) of Sony Group or in any equivalent position shall not be a member of the Compensation Committee. As stated above, a majority of the members of the Compensation Committee must be outside Directors. The Compensation Committee is comprised of the following members as of June 17, 2016: Eikoh Harada, who is the Chair of the Compensation Committee and an outside Director; John V. Roos who is also an outside Director; and Kenichiro Yoshida, who is a Corporate Executive Officer.

During the fiscal year ended March 31, 2016, the Board of Directors convened eight times. The Nominating Committee met five times, the Audit Committee met six times and the Compensation Committee met five times. All 12 Directors participated in all meetings of the Board of Directors held during his/her tenure period of the fiscal year ended March 31, 2016 except for Osamu Nagayama and Joichi Ito (Osamu Nagayama and Joichi Ito both participated in seven meetings out of eight). Also, all 8 outside Directors who are members of Committees participated in all of the meetings of each Committee held during the fiscal year ended March 31, 2016 except for Osamu Nagayama (Osamu Nagayama who is the Chair of the Nominating Committee participated in four out of five meetings of the Nominating Committee). All three outside Directors who are members of the Audit Committee participated in all meetings of the Audit Committee held during his/her tenure period of the fiscal year ended March 31, 2016.

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

The Board of Directors must appoint one or more Corporate Executive Officers who are authorized to determine matters delegated to them by the Board of Directors. The Corporate Executive Officers are responsible for conducting all the business operations of Sony within the scope of authority delegated by the Board of Directors. As of June 17, 2016, there are ten Corporate Executive Officers, two of whom are also Directors. Significant decision-making authority has been delegated to the CEO and also to each Corporate Executive Officer with respect to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables Sony to be managed in a dynamic and responsive manner. The terms of office of Corporate Executive Officers expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election. From among those Corporate Executive Officers who, as a general rule, are also Directors, the Board of Directors shall elect Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs.

(Supplementary Information)

At a Board meeting held on April 26, 2006, the Board of Directors reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At a Board meeting held on May 13, 2009 and April 30, 2015, the Board of Directors amended and updated the internal control and governance framework, reaffirming such framework in effect and determining to continue to evaluate and improve such framework going forward, as appropriate. These determinations were required by and met the requirements of the Companies Act. Details of the most updated determination are posted on the following website: http://www.sony.net/SonyInfo/IR/library/control.html

For an explanation as to the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, please refer to “Disclosure About Differences in Corporate Governance” in Item 16G.

D.	Employees

As of March 31, 2016, Sony had approximately 125,300 employees, a decrease of approximately 6,400 employees from March 31, 2015. During the fiscal year ended March 31, 2016, while employees of the Pictures, Music and Financial Services segments increased, the total number of employees decreased due to production adjustments implemented at manufacturing sites in East Asia (except Japan) and restructuring initiatives taken mainly in the Mobile Communications (“MC”) segment. As of March 31, 2016, approximately 49,000 employees were located in Japan and approximately 76,300 employees were located outside Japan. Approximately 23 percent of the total number of employees were members of labor unions.

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

As of March 31, 2014, Sony had approximately 140,900 employees, a decrease of approximately 5,400 employees from March 31, 2013. During the fiscal year ended March 31, 2014, while employees of the Financial Services and Music segments increased, the total number of employees decreased due to restructuring initiatives taken in Japan, North America and Europe. As of March 31, 2014, approximately 52,200 employees were located in Japan and approximately 88,700 employees were located outside Japan. Approximately 20 percent of the total number of employees were members of labor unions. The following table shows the number of employees of Sony by segment as of March 31, 2014, 2015 and 2016.

Number of Employees by Segment

	March 31
	2014	2015	2016
Electronics*	103,600	95,700	88,500
Pictures	7,200	7,600	8,700
Music	7,400	7,500	7,900
Financial Services	8,500	8,800	9,400
All Other	6,500	5,700	4,700
Unallocated — Corporate employees	7,700	6,400	6,100

Total	140,900	131,700	125,300

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

As of March 31, 2016, the number of employees in Electronics decreased compared to March 31, 2015, reflecting production adjustments implemented at manufacturing sites in East Asia (except Japan) and restructuring initiatives taken mainly in the MC segment. The number of employees in All Other also decreased compared to March 31, 2015, reflecting the decrease of employees in the disc manufacturing business worldwide. In the Pictures, Music, and Financial Services segments, the number of employees as of March 31, 2016 increased compared to March 31, 2015 due to the expansion of these businesses.

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

As of March 31, 2014, the number of employees in Electronics decreased compared to March 31, 2013, reflecting restructuring initiatives taken in Japan, North America and Europe. The number of employees in All Other also decreased compared to March 31, 2013, reflecting the sale of Gracenote Inc. during the fiscal year ended March 31, 2014. In the Music segment, the number of employees increased compared to March 31, 2013 primarily due to the expansion of the music publishing business as a result of the administration of the EMI Music Publishing catalog. In the Financial Services segment, the number of employees as of March 31, 2014 increased compared to March 31, 2013 due to the expansion of its businesses.

In addition, the average number of employees for the fiscal years ended March 31, 2014, 2015 and 2016 calculated by averaging the total number of employees at the end of each quarter, was approximately 143,300, 136,300 and 128,700 respectively.

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

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2016, negotiations were successfully concluded for new three-year agreements with the Teamsters Local 399 (representing Location Managers, Casting Directors and Couriers) and Teamsters Local 817 (representing Location Managers and Casting Directors). Negotiations for new three-year agreements were also concluded with the Alliance of Canadian Cinema, Television and Radio Artists, The Canadian Film and Television Production Association and L’Association Des Producteurs De Films Et De Television Du Quebec, and with the International Alliance of Theatrical Stage Employees New York production Locals 52, 829, 764, 798 and 161. Also, a new three-year agreement was reached with the Office of Professional Employees International Union, Local 174.

In the Music segment, Sony has several labor unions and generally considers its labor relations to be good.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership

The total number of shares of Sony Corporation’s Common Stock beneficially owned by Directors and Corporate Executive Officers (12 people) listed in “Directors and Senior Management” above was approximately 0.005 percent of the total shares outstanding as of May 30, 2016. Refer to “Board Practices” above.

During the fiscal year ended March 31, 2016, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock of Sony Corporation, to Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 30, 2016 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2016	200	27.51 U.S. dollars
2016	235	3,404 yen
2015	100	20.67 U.S. dollars
2015	145	2,410.5 yen
2014	200	20.01 U.S. dollars
2014	64	2,007 yen

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2013	200	11.23 U.S. dollars
2013	44	932 yen
2012	80	19.44 U.S. dollars
2012	27	1,523 yen
2011	50	35.48 U.S. dollars
2011	31	2,945 yen
2010	50	29.56 U.S. dollars
2010	23	2,595 yen
2009	30	30.24 U.S. dollars
2009	17	2,987 yen
2008	30	48.15 U.S. dollars
2008	15	5,514 yen
2007	24	40.05 U.S. dollars
2007	11	4,756 yen

Regarding the above compensation plans, refer to Note 17 of the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2016, there were 1,262,493,760 shares of common stock outstanding, including 1,047,745 shares of treasury stock. Out of the total outstanding shares, 111,327,333 shares were in the form of ADRs and 276,930,030 shares were held of record in the form of common stock by residents in the U.S. As of March 31, 2016, the number of registered ADR holders was 5,974 and the number of registered holders of common stock of Sony Corporation in the U.S. was 373.

The Financial Instruments and Exchange Act of Japan requires any person who solely or jointly owns more than five percent of total issued voting shares of a company listed on any Japanese stock exchange to file with the Director General of the Kanto Local Finance Bureau (“Bureau”) a Bulk Shareholding Report. The following table summarizes the Bulk Shareholding Reports related to Sony (each a “Report”) submitted to the Bureau, where it is reported that ownership percentage by the reported entity exceeds five percent in the most recent updated Report. The Reports do not specify whether reported ownership is direct or beneficial.

Date of Report*	Reported entities	Reported number of direct or indirect owned and deemed owned shares**	Reported percentage of direct or indirect owned and deemed owned shares**
April 4, 2014	Sumitomo Mitsui Trust Bank, Limited	52,312,421	5.04
July 22, 2014	BlackRock Japan Co., Ltd.	52,313,772	5.01
May 20, 2016	Capital Research and Management Company	86,520,000	6.85

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

In addition, in the fiscal year ended March 31, 2016, sales to affiliates accounted for under the equity method totaled 33.6 billion yen and purchases from those equity affiliates totaled 2.3 billion yen. Although there were 102 equity affiliates accounted for under the equity method at March 31, 2016, there were no individually significant investments.

As of March 31, 2016, Sony had accounts receivable, trade of 9.7 billion yen due from its equity affiliates and had accounts payable, trade of 2.0 billion yen due to its equity affiliates. Due to the size of these transactions, Sony does not consider the amount involved to be material to its business. Refer to Note 5 of the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

C.	Interests of Experts and Counsel

Not Applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes of the consolidated financial statements.

Legal Proceedings

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. In March 2014, the DOJ notified Sony that it had closed its investigation. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation, its subsidiary in Japan, Sony Optiarc Inc., and two other subsidiaries 31 million euros. In December 2015, Sony filed an appeal with the European Union’s General Court. Sony understands that the investigations by several other agencies have now ended, but one other agency continues to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. Although certain of these lawsuits have reached a settlement, including the class action brought by the direct purchasers in the United States, certain other lawsuits continue. Based on the remaining investigation and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Although certain of these lawsuits have reached a settlement, including the class actions brought by the direct purchasers and the indirect purchasers in the United States, the proposed settlements of which are pending court approvals, other lawsuits continue. Based on the stage of these proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

A Sony subsidiary outside Japan is subject to a non-Japanese customs investigation in connection with the import and export of certain HE&S products. Sony is cooperating with the relevant government authorities. Based on the stage of this investigation and information currently available, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of this investigation.

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

A fiscal year-end dividend of 10 yen per share of Common Stock of Sony Corporation was approved at the Board of Directors meeting held on April 28, 2016 and the payment of such dividend started on May 31, 2016. Sony Corporation has already paid an interim dividend for Common Stock of 10 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2016 is 20 yen.

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

	Tokyo Stock Exchange price per share of Common Stock		New York Stock Exchange price per share of ADS
	High	Low	High	Low
	(yen)		(U.S. dollars)
Annual highs and lows*
The fiscal year ended March 31, 2012	2,727	1,253	32.09	16.16
The fiscal year ended March 31, 2013	1,750	772	20.83	9.57
The fiscal year ended March 31, 2014	2,413	1,497	23.38	15.23
Quarterly highs and lows*
The fiscal year ended March 31, 2015	3,450	1,588	28.65	15.93
1st quarter	2,030	1,588	19.46	15.93
2nd quarter	2,173	1,655	20.35	16.43
3rd quarter	2,696.5	1,782	22.32	16.57
4th quarter	3,450	2,351.5	28.65	20.15
Quarterly highs and lows*
The fiscal year ended March 31, 2016	3,970	2,199	32.95	19.90
1st quarter	3,970	3,195	32.95	27.00
2nd quarter	3,719	2,713	29.99	21.51
3rd quarter	3,568	2,887	29.08	23.97
4th quarter	3,066	2,199	26.49	19.90
Monthly highs and lows*
2015
December	3,259	2,887	26.36	23.97
2016
January	3,066	2,361	25.72	19.90
February	2,924	2,199	23.33	20.11
March	2,997	2,313.5	26.49	21.24
April	3,074	2,707	28.17	23.95
May	3,119	2,541	28.11	23.62
June (through June 10)	3,122	2,995	29.21	27.64

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

On June 10, 2016, the closing sales price per share of Sony Corporation’s Common Stock on the TSE was 3,051 yen. On June 10, 2016, the closing sales price per share of Sony Corporation’s ADS on the NYSE was 28.03 U.S. dollars.

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

Under the Companies Act and the Book-entry Transfer Act, in order to assert shareholders’ rights against Sony Corporation, a shareholder of shares must have its name and address registered in Sony Corporation’s register of shareholders. Under the central book-entry transfer system operated by JASDEC, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act or Sony Corporation’s Share Handling Regulations, including their names and addresses, and the registration on Sony Corporation’s register of shareholders is updated upon receipt by Sony Corporation of necessary information from JASDEC (as described in “Record date”). On the other hand, in order to assert, against Sony Corporation, shareholders’ rights to which shareholders are entitled, regardless of whether such shareholder held shares on the requisite record date, such as minority shareholders’ rights, including the right to propose a matter to be considered at a General Meeting of Shareholders, except for shareholders’ rights to request that Sony Corporation purchase or sell shares constituting less than a full unit (as described in “Unit share system”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information, including the name and address of such shareholder, to Sony Corporation.

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

In the case of an issuance or transfer of shares or stock acquisition rights whereby any subscriber will hold more than 50 percent of the voting rights of all shareholders, generally Sony Corporation shall give public notice at least two weeks prior to the payment date for such issuance or transfer, and if shareholders who hold one-tenth or more of the voting rights of all shareholders dissent from the issuance or transfer of shares or stock acquisition rights, the approval by a resolution of a General Meeting of Shareholders is generally required before the payment date pursuant to the Companies Act. In addition, in the case of an issuance of shares (including a transfer of treasury shares) of Sony Corporation or its stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25 percent or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative vote from a person independent of the management is generally required pursuant to the rules of the TSE. The Board of Directors or the CEO may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice is given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

A holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of Sony Corporation. In addition, the Articles of Incorporation of Sony Corporation provide that a holder of shares constituting less than one full unit may request Sony Corporation to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock. Such request by a holder and the sale by Sony Corporation must be made in accordance with the provisions of the Share Handling Regulations of Sony Corporation. As prescribed in the Share Handling Regulations, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of the shareholders’ rights to which shareholders are entitled, regardless of whether such shareholder held shares on the requisite record date, as described in “General.” Shares constituting less than a full unit are transferable, under the new book-entry transfer system described in “General.” Under the rules of the stock exchanges, however, shares constituting less than a full unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

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

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”) who are holders of shares of Common Stock of Sony Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 17, 2016. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock of Sony Corporation will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the ADSs or Common Stock will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2015 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2016 taxable year. Holders of ADSs and Common Stock of Sony Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2016 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and the U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.

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

Consolidated

	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
	(Yen in billions)
Net VaR	1.2	1.2	1.0	1.3
VaR of currency exchange rate risk	1.2	1.2	0.9	1.3
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Financial Services

	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
	(Yen in billions)
Net VaR	1.3	0.9	0.8	1.1
VaR of currency exchange rate risk	1.2	0.9	0.8	1.0
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Sony without the Financial Services segment

	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
	(Yen in billions)
Net VaR	0.8	0.6	0.4	0.8
VaR of currency exchange rate risk	0.8	0.6	0.4	0.8
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

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

Direct and Indirect Payments by the Depositary to Sony

The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to certain ceilings. These reimbursable expenses currently include, but are not limited to, legal and accounting fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the fiscal year ended March 31, 2016, such reimbursements totaled approximately 1,053,900 U.S. dollars.

In addition, as part of its service to Sony, the Depositary waives fees in connection with its ADR program, subject to a ceiling. These waived expenses currently include, but are not limited to, standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the fiscal year ended March 31, 2016, the amount of such indirect payments was estimated to total 5,000 U.S. dollars.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2016. Disclosure controls and procedures require that information to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2016, the disclosure controls and procedures were effective at the reasonable assurance level.

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

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2016 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2016.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2016, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2016 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Sony’s Board of Directors has determined that Takaaki Nimura qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, he is determined to be independent as defined under the New York Stock Exchange (“NYSE”) Corporate Governance Standards.

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

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2015 and 2016.

	Fiscal year ended March 31
	2015	2016
	Yen in millions
Audit Fees (1)	3,919	3,561
Audit-Related Fees (2)	126	76
Tax Fees (3)	7	6
All Other Fees (4)	79	30

	4,131	3,673

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax Fees primarily consist of fees for tax advice.

(4)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony Corporation during the fiscal year ended March 31, 2016.

Period	(a) Total number of shares purchased	(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
April 1 — 30, 2015	3,784	3,554.07	N/A	N/A
May 1 — 31, 2015	2,750	3,788.28	N/A	N/A
June 1 — 30, 2015	2,522	3,771.23	N/A	N/A
July 1 — 31, 2015	2,520	3,501.85	N/A	N/A
August 1 — 31, 2015	2,363	3,376.41	N/A	N/A
September 1 — 30, 2015	1,087	3,073.74	N/A	N/A
October 1 — 31, 2015	2,129	3,223.84	N/A	N/A
November 1 — 30, 2015	2,558	3,405.39	N/A	N/A
December 1 — 31, 2015	8,006	3,041.81	N/A	N/A
January 1 — 31, 2016	2,643	2,791.18	N/A	N/A
February 1 — 28, 2016	1,426	2,544.75	N/A	N/A
March 1 — 31, 2016	2,147	2,682.73	N/A	N/A

Total	33,935	3,247.82	N/A	N/A

Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “B. Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2016, Sony Corporation purchased 33,935 shares of Common Stock for a total purchase price of 110,214,650 yen upon such requests from holders of shares constituting less than one full unit.

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

“Outside” director is defined in the Companies Act as a person who satisfies all of the requirements (i) through (v) below:

(i) a person who is not a director of Sony Corporation or any of its subsidiaries engaged in the business operations of Sony Corporation or such subsidiaries, as the case may be, or a Corporate Executive Officer or general manager or other employee (“Group Executive Director, etc.”) of Sony Corporation or any of its subsidiaries and who has not been a Group Executive Director, etc. of Sony Corporation or any of its subsidiaries for ten years prior to assuming his/her office; (ii) if a person who has been a director, accounting counselor (if the accounting counselor is a juridical person, a member who is in charge of the affairs), or corporate auditor of Sony Corporation or any of its subsidiaries (excluding a person who has been a Group Executive Director, etc.) at the time within ten years prior to assuming his/her office, a person who has not been a Group Executive Director, etc. of Sony Corporation or any of its subsidiaries for ten years prior to assuming his/her office as a director, an accounting counselor, or a corporate auditor; (iii) a person who is not a director or a Corporate Executive Officer or general manager or other employee of a parent company or any entity which controls the management of Sony Corporation; (iv) a person who is not a Group Executive Director, etc. of a direct/indirect subsidiary of Sony Corporation or any entity the management of which is directly or indirectly controlled by Sony Corporation; and (v) a person who is not a spouse or relative within the second degree of kinship of a director or a Corporate Executive Officer or general manager or other employee of Sony Corporation.

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

Sony’s Charter of the Board of Directors includes a provision requiring that each “outside” director:

(i) Shall not have received directly from Sony Group, during any consecutive 12-month period within the last three years, more than an amount equivalent to 120,000 U.S. dollars, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); and

(ii) Shall not be a director, a statutory auditor, a corporate executive officer, a general manager or other employee of any company whose aggregate amount of transactions with Sony Group, in any of the last three fiscal years, exceeds the greater of an amount equivalent to 1,000,000 U.S. dollars, or 2 percent of the annual consolidated sales of such company;

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

As of June 17, 2016, 8 of the 11 members of Sony’s Board of Directors qualified as “outside” directors. In addition, all 8 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

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

The outside/non-management directors generally meet several times a year without management, though neither the Companies Act nor Sony’s Charter of the Board of Directors requires non-management directors to meet regularly without management and there is no requirement for the outside directors to meet alone in an executive session at least once a year.

Nominating/Corporate Governance Committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Sony’s Nominating Committee consists of at least three directors. Under the Companies Act, the Committee is responsible for determining the contents of proposals regarding the appointment and dismissal of directors to be submitted for approval to the shareholders’ meeting. Unlike listed U.S. companies under NYSE rules, it is not responsible for developing governance guidelines or overseeing the evaluation of the board and management. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors requires at least one of the directors on the Committee to be a corporate executive officer.

Compensation Committee. A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, NYSE listing standards expanded the factors relevant in determining whether a committee member has a relationship to the company that will materially affect that member’s duties to the compensation committee and provided compensation committees the authority to engage compensation advisers. Additionally, the committee may obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management, unless the adviser’s role is (i) limited to consulting on a generally applicable broad-based plan or (ii) is providing	Sony’s Compensation Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors recommends that at least one of the directors on the Committee be a corporate executive officer. The Charter prohibits the CEO and/or the COO (or a person at any equivalent position) from serving on the Compensation Committee. Under the Companies Act, the Committee is responsible for, among others, determining the compensation of each director and corporate executive officer.

NYSE Standards	Sony’s Corporate Governance Practices

information that is not customized for the issuer or is not customized by the adviser and about which the adviser does not provide advice.

Audit Committee. An audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act is required. The committee must have at least three members. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee and the duties and responsibilities of the committee.	Sony’s Audit Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. In addition, pursuant to the Companies Act, no member of the Committee shall be a director of the company or any of its subsidiaries who is engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer of the company or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries. Sony’s Charter of the Board of Directors also requires each member of the Audit Committee to meet the independence requirements of the applicable U.S. securities laws and regulations, and requires at least one member to meet the audit committee financial expert requirements. Currently, all the members of Sony’s Audit Committee are also “independent” as defined in the NYSE Corporate Governance Standards, and one member of the Committee is qualified as an audit committee financial expert. Sony’s Charter of the Board of Directors discourages any Audit Committee member from concurrently being a member of other Committees.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions.	Under the Companies Act, if Sony wishes to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions, except where all of its shareholders are granted rights to subscribe for such stock acquisition rights or such stock acquisition rights are gratuitously allocated to all of its shareholders, each on a pro rata basis, then Sony must obtain shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights of all of its shareholders and the approval by at least two-thirds of the number of voting rights of all the shareholders represented at the meeting is required under Sony’s Articles of Incorporation.

NYSE Standards	Sony’s Corporate Governance Practices
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

http://www.sony.net/SonyInfo/csr_report/governance/

Code of Ethics. A code of business conduct and ethics for directors, officers and employees must be adopted and disclosed, along with any waivers of the code for directors or executive officers.

Although this provision of the NYSE Corporate Governance Standards does not apply to Sony, Sony has adopted a code of conduct to be observed by all its directors, officers and other employees. The code of conduct is available at

http://www.sony.net/code

The code’s content covers principal items described in the NYSE Corporate Governance Standards.

Item 16H.	Mine Safety Disclosure

Not Applicable

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation of Sony Corporation, as amended (English Translation) , incorporated by reference to Exhibit 1.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2015 (Commission file number 001-06439) filed on June 23, 2015

1.2	Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.3	Charter of the Board of Directors, as amended (English Translation), incorporated by reference to Exhibit 1.3 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2015 (Commission file number 001-06439) filed on June 23, 2015

8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2015: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1	Consent of PricewaterhouseCoopers Aarata

101.1	XBRL INSTANCE DOCUMENT

101.1	XBRL TAXONOMY EXTENSION SCHEMA

101.1	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE

101.1	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE

101.1	XBRL TAXONOMY EXTENSION LABEL LINKBASE

101.1	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

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

Date: June 17, 2016

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (the “Company”) at March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

May 20, 2016,

except for Note 29,

as to which the date is June 17, 2016

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2015	2016
ASSETS
Current assets:
Cash and cash equivalents	949,413	983,612
Marketable securities	936,731	946,397
Notes and accounts receivable, trade	986,500	926,375
Allowance for doubtful accounts and sales returns	(86,598)	(72,783)
Inventories	665,432	683,146
Other receivables	231,947	206,058
Deferred income taxes	47,788	40,940
Prepaid expenses and other current assets	466,688	482,982
Total current assets	4,197,901	4,196,727
Film costs	305,232	301,228
Investments and advances:
Affiliated companies	171,063	164,874
Securities investments and other	8,360,290	9,069,209
	8,531,353	9,234,083
Property, plant and equipment:
Land	123,629	121,707
Buildings	679,125	655,379
Machinery and equipment	1,764,241	1,795,991
Construction in progress	35,786	69,286
	2,602,781	2,642,363
Less — Accumulated depreciation	1,863,496	1,821,545
	739,285	820,818
Other assets:
Intangibles, net	642,361	615,754
Goodwill	561,255	606,290
Deferred insurance acquisition costs	520,571	511,834
Deferred income taxes	89,637	97,639
Other	246,736	289,017
	2,060,560	2,120,534
Total assets	15,834,331	16,673,390

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2015	2016
LIABILITIES
Current liabilities:
Short-term borrowings	62,008	149,272
Current portion of long-term debt	159,517	187,668
Notes and accounts payable, trade	622,215	550,964
Accounts payable, other and accrued expenses	1,374,099	1,367,115
Accrued income and other taxes	98,414	88,865
Deposits from customers in the banking business	1,872,965	1,912,673
Other	556,372	574,193
Total current liabilities	4,745,590	4,830,750
Long-term debt	712,087	556,605
Accrued pension and severance costs	298,753	462,384
Deferred income taxes	445,876	450,926
Future insurance policy benefits and other	4,122,372	4,509,215
Policyholders’ account in the life insurance business	2,259,514	2,401,320
Other	316,422	330,302
Total liabilities	12,900,614	13,541,502
Redeemable noncontrolling interest	5,248	7,478
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2015 — Shares authorized: 3,600,000,000; shares issued: 1,169,773,260	707,038
2016 — Shares authorized: 3,600,000,000; shares issued: 1,262,493,760		858,867
Additional paid-in capital	1,185,777	1,325,719
Retained earnings	813,765	936,331
Accumulated other comprehensive income —
Unrealized gains on securities, net	154,153	140,736
Unrealized losses on derivative instruments, net	—	(1,198)
Pension liability adjustment	(201,131)	(371,739)
Foreign currency translation adjustments	(338,305)	(421,117)
	(385,283)	(653,318)
Treasury stock, at cost
Common stock
2015 — 1,031,323 shares	(4,220)
2016 — 1,047,745 shares		(4,259)
	2,317,077	2,463,340
Noncontrolling interests	611,392	661,070
Total equity	2,928,469	3,124,410
Total liabilities and equity	15,834,331	16,673,390

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2014	2015	2016
Sales and operating revenue:
Net sales	6,682,274	7,035,537	6,949,357
Financial services revenue	988,944	1,077,604	1,066,319
Other operating revenue	96,048	102,739	90,036
	7,767,266	8,215,880	8,105,712
Costs and expenses:
Cost of sales	5,140,053	5,275,144	5,166,894
Selling, general and administrative	1,728,520	1,811,461	1,691,930
Financial services expenses	816,158	882,990	907,758
Other operating expense, net	48,666	181,658	47,171
	7,733,397	8,151,253	7,813,753
Equity in net income (loss) of affiliated companies	(7,374)	3,921	2,238
Operating income	26,495	68,548	294,197
Other income:
Interest and dividends	16,652	12,887	12,455
Gain on sale of securities investments, net	12,049	8,714	52,068
Other	13,752	3,475	2,326
	42,453	25,076	66,849
Other expenses:
Interest	23,460	23,600	25,286
Loss on devaluation of securities investments	1,648	852	3,309
Foreign exchange loss, net	9,224	20,533	20,565
Other	8,875	8,910	7,382
	43,207	53,895	56,542
Income before income taxes	25,741	39,729	304,504
Income taxes:
Current	101,243	80,751	94,578
Deferred	(6,661)	7,982	211
	94,582	88,733	94,789
Net income (loss)	(68,841)	(49,004)	209,715
Less — Net income attributable to noncontrolling interests	59,528	76,976	61,924
Net income (loss) attributable to Sony Corporation’s stockholders	(128,369)	(125,980)	147,791

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2014	2015	2016
Per share data:
Common stock
Net income (loss) attributable to Sony Corporation’s stockholders
— Basic	(124.99)	(113.04)	119.40
— Diluted	(124.99)	(113.04)	117.49
Cash dividends	25.00	—	20.00

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2014	2015	2016
Net income (loss)	(68,841)	(49,004)	209,715
Other comprehensive income, net of tax —
Unrealized gains on securities	19,310	38,718	2,220
Unrealized gains (losses) on derivative instruments	742	—	(1,198)
Pension liability adjustment	11,883	(21,187)	(171,753)
Foreign currency translation adjustments	158,884	65,790	(83,899)
Total comprehensive income (loss)	121,978	34,317	(44,915)
Less — Comprehensive income attributable to noncontrolling interests	62,437	93,995	75,329
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	59,541	(59,678)	(120,244)

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2014	2015	2016
Cash flows from operating activities:
Net income (loss)	(68,841)	(49,004)	209,715
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	376,695	354,624	397,091
Amortization of film costs	285,673	272,941	299,587
Accrual for pension and severance costs, less payments	(38,131)	9,638	(6,383)
Other operating expense, net	48,666	181,658	47,171
Gain on sale or devaluation of securities investments, net	(10,401)	(7,916)	(48,857)
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	(58,608)	(100,729)	44,821
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	(3,688)	(1,397)	2,653
Deferred income taxes	(6,661)	7,982	211
Equity in net income of affiliated companies, net of dividends	10,022	2,269	5,045
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(29,027)	33,843	(5,828)
(Increase) decrease in inventories	20,248	113,485	(57,804)
Increase in film costs	(266,870)	(252,403)	(318,391)
Increase (decrease) in notes and accounts payable, trade	103,379	(118,577)	(49,525)
Decrease in accrued income and other taxes	(3,110)	(11,033)	(23,607)
Increase in future insurance policy benefits and other	391,541	460,336	403,392
Increase in deferred insurance acquisition costs	(77,656)	(79,861)	(83,774)
Increase in marketable securities held in the financial services business for trading purposes	(33,803)	(51,565)	(107,433)
(Increase) decrease in other current assets	(48,115)	16,276	21,299
Increase (decrease) in other current liabilities	58,656	86,718	(25,751)
Other	14,147	(112,645)	45,457
Net cash provided by operating activities	664,116	754,640	749,089

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2014	2015	2016
Cash flows from investing activities:
Payments for purchases of fixed assets	(283,457)	(215,916)	(375,411)
Proceeds from sales of fixed assets	99,694	36,777	26,472
Payments for investments and advances by financial services business	(1,032,594)	(960,045)	(1,221,093)
Payments for investments and advances (other than financial services business)	(14,892)	(20,029)	(20,830)
Proceeds from sales or return of investments and collections of advances by financial services business	426,621	482,537	534,072
Proceeds from sales or return of investments and collections of advances (other than financial services business)	75,417	49,479	81,535
Proceeds from sales of businesses	15,016	93	17,790
Other	3,693	(12,532)	(72,938)
Net cash used in investing activities	(710,502)	(639,636)	(1,030,403)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	178,935	18,507	19,076
Payments of long-term debt	(164,540)	(258,102)	(270,669)
Increase (decrease) in short-term borrowings, net	25,183	(51,013)	98,153
Increase in deposits from customers in the financial services business, net	238,828	57,464	165,169
Proceeds from issuance of convertible bonds	—	—	120,000
Proceeds from issuance of new shares of common stock	—	—	301,708
Dividends paid	(25,643)	(13,160)	(12,751)
Other	(44,886)	(16,891)	(40,564)
Net cash provided by (used in) financing activities	207,877	(263,195)	380,122
Effect of exchange rate changes on cash and cash equivalents	58,614	51,138	(64,609)
Net increase (decrease) in cash and cash equivalents	220,105	(97,053)	34,199
Cash and cash equivalents at beginning of the fiscal year	826,361	1,046,466	949,413
Cash and cash equivalents at end of the fiscal year	1,046,466	949,413	983,612
Supplemental data:
Cash paid during the fiscal year for —
Income taxes	101,091	97,775	138,770
Interest	23,819	21,982	26,166
Non-cash investing and financing activities —
Conversion of convertible bonds	31,220	118,780	—
Obtaining assets by entering into capital leases	82,260	10,714	14,759
Collections of deferred proceeds from sales of receivables —	35,196	22,512	2,298
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

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	707,038	1,185,777	813,765	(385,283)	(4,220)	2,317,077	611,392	2,928,469
Issuance of new shares	150,854	150,854				301,708		301,708
Exercise of stock acquisition rights	975	975				1,950		1,950
Stock-based compensation		1,516				1,516		1,516
Comprehensive income:
Net income			147,791			147,791	61,924	209,715
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities				(13,417)		(13,417)	15,637	2,220
Unrealized losses on derivative instruments				(1,198)		(1,198)		(1,198)
Pension liability adjustment				(170,608)		(170,608)	(1,145)	(171,753)
Foreign currency translation adjustments				(82,812)		(82,812)	(1,087)	(83,899)

Total comprehensive income (loss)						(120,244)	75,329	(44,915)

Stock issue costs, net of tax		(1,478)				(1,478)		(1,478)
Dividends declared			(25,225)			(25,225)	(20,868)	(46,093)
Purchase of treasury stock					(110)	(110)		(110)
Reissuance of treasury stock		(12)			71	59		59
Transactions with noncontrolling interests shareholders and other		(11,913)				(11,913)	(4,783)	(16,696)

Balance at March 31, 2016	858,867	1,325,719	936,331	(653,318)	(4,259)	2,463,340	661,070	3,124,410

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

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining the valuation of investment securities, valuation of inventories, fair values of long-lived assets, fair values of goodwill, intangible assets and assets and liabilities assumed in business combinations, product warranty liability, pension and severance plans, valuation of deferred tax assets, uncertain tax positions, film costs, and insurance related liabilities. Actual results could significantly differ from those estimates.

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

Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuer, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

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

Other receivables -

Other receivables include receivables which relate to arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. No revenue or profit is recognized on these transfers. Sony will repurchase the inventory at a later date from the component manufacturers as either finished goods inventory or as partially assembled product.

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as noncurrent assets. Film costs are amortized and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total revenues. Film costs also include broadcasting rights, which are recognized when the license period begins and the program is available for use, and consist of acquired programming to be aired on Sony’s worldwide channel network. Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or noncurrent assets based on timing of expected use, and amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate. Estimates used in calculating the fair value of the film costs and the net realizable value of the broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

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

Goodwill and other intangible assets -

Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Such an event or change in circumstances would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by Sony’s management.

In the fiscal year ended March 31, 2016, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a two-step quantitative impairment process which involves a comparison of the estimated fair value of a reporting unit to its carrying amount to identify potential impairment. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The fair value of a reporting unit or indefinite lived intangible asset is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions, including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, earnings multiples, the determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. Consideration is also given to Sony’s market capitalization in relation to the sum of the calculated fair values of the reporting units, including reporting units with no goodwill, and taking into account corporate level assets and liabilities not assigned to individual reporting units as well as a reasonable control premium.

The assumptions used for projected future cash flows and the timing of such cash flows are based on the forecast and mid-range plan (“MRP”) of each reporting unit and take into account such factors as historical experience, market and industry information, and current and forecasted economic conditions. Perpetual growth rates are utilized to determine a terminal cash flow value and are generally set after the three-year forecasted period for the MRP. Certain reporting units, such as those in the Pictures segment, utilize longer forecast periods and base the terminal value on an exit price using an earnings multiple with a control premium applied to the final year of the projected cash flows. Discount rates are derived from the weighted average cost of capital of market participants in similar businesses.

When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, internal-use software, music catalogs, artist contracts, and television carriage contracts (broadcasting agreements). Patent rights, know-how, license agreements, trademarks, software to be sold, leased or otherwise marketed, and internal-use software are generally amortized on a straight-line basis over three to 10 years. Customer relationships, music catalogs, artist contracts and television carriage contracts (broadcasting agreements) are amortized on a straight-line basis, generally, over 10 to 40 years.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The accounting guidance for hybrid financial instruments permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under accounting guidance for derivative instruments and hedging activities. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. Certain subsidiaries in the Financial Services segment had hybrid financial instruments, disclosed in Note 7 as debt securities, that contain embedded derivatives where the entire instrument was carried at fair value.

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

Revenue recognition -

Revenues from sales in the MC, G&NS, IP&S, HE&S, Devices and Music segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives. Revenues from prepaid subscription fees, such as within the G&NS segment, are recognized ratably over the subscription term.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Revenue arrangements with customers may include multiple elements, including any combination of products, services and software. An example includes sales of electronics products with rights to receive promotional goods. For Sony’s multiple element arrangements where at least one of the elements is not subject to existing software or film revenue recognition guidance, elements are separated into more than one unit of accounting when the delivered element(s) have value to the customer on a standalone basis, and delivery of the undelivered element(s) is probable and substantially in the control of Sony. Revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on vendor-specific objective evidence of selling price (“VSOE”) if it exists, based next on third-party evidence of selling price (“TPE”) if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on estimated selling prices (“ESP”). VSOE is limited to either the price charged for an element when it is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the market place. TPE is the price of Sony’s or any competitor’s largely interchangeable products or services in standalone sales to similarly situated customers. ESP is the price at which Sony would transact if the element were sold by Sony regularly on a standalone basis. When determining ESP, Sony considers all relevant inputs, including sales, cost and margin analysis of the product, targeted rate of return of the product, competitors’ and Sony’s pricing practices and customer perspectives.

Certain software products published by Sony provide limited on-line features at no additional cost to the customer. Generally, such features are considered to be incidental to the overall software product and an inconsequential deliverable. Accordingly, revenue related to software products containing these limited on-line features is not deferred.

Revenues from sales in the Pictures segment are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured. Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television product for pay and free television exhibition and other markets are recognized when the product is available for exploitation by the licensee and when any restrictions regarding the use of the product lapse. For home entertainment distribution, revenues from the sale of DVDs and Blu-ray Disc™, net of anticipated returns and sales incentives, are recognized when the product is available for sale to the public, and revenues from electronic sell-through and video-on-demand are recognized when the product is made available for viewing via digital distribution platforms. Certain motion picture and television product licensing arrangements involve an allocation to multiple elements, for example a fee for multiple territories and availability dates, that is based on relative fair value using management’s best estimate. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by television networks are recognized when the service is provided.

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, individual annuity contracts and other contracts without life contingencies are recognized in policyholders’ account in the life insurance business. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue.

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

Consideration given to a customer or a reseller -

Sales incentives or other cash consideration given to a customer or a reseller, including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2014, 2015 and 2016, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses, totaled 12,112 million yen, 10,503 million yen and 13,178 million yen, respectively.

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

Financial services expenses -

Financial services expenses include a provision for policy reserves and amortization of deferred insurance acquisition costs, and all other operating costs, such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries, in the Financial Services segment.

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

(2)	Recently adopted accounting pronouncements

Reporting discontinued operations and disclosures of disposals of components of an entity -

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-08 that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under the ASU, only disposals representing a strategic shift in

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Additionally, the ASU requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation. This ASU is effective for Sony as of April 1, 2015. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

(3)	Recent accounting pronouncements not yet adopted

Revenue from contracts with customers -

In May 2014, the FASB issued ASU 2014-09 addressing revenue recognition which will supersede the current revenue recognition requirements, including most industry-specific guidance. The guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 for one year and permits early adoption as of the original effective date of ASU 2014-09. This guidance will be effective for the first quarter of Sony’s fiscal year beginning April 1, 2018 (with early adoption permitted for the first quarter of the fiscal year beginning April 1, 2017). The guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. Sony is currently evaluating the transition method, the timing of its adoption and the impact this ASU will have on Sony’s results of operations and financial position.

Amendments to the consolidation analysis -

In February 2015, the FASB issued ASU 2015-02 that changes how companies evaluate entities for consolidation. The changes primarily relate to (i) the identification of variable interests related to fees paid to decision makers or service providers, (ii) how entities determine whether limited partnerships or similar entities are variable interest entities, (iii) how related parties and de facto agents are considered in the primary beneficiary determination, and (iv) the elimination of the presumption that a general partner controls a limited partnership. This ASU is effective for Sony as of April 1, 2016. The adoption of this ASU is not expected to have a material impact on Sony’s results of operations and financial position.

Customer’s accounting for fees paid in a cloud computing arrangement -

In April 2015, the FASB issued ASU 2015-05 for fees paid in a cloud computing arrangement. The ASU requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses. A cloud computing arrangement without a software license element is to be accounted for as a service contract. This ASU does not affect the accounting for service contracts by a customer. This ASU is effective for Sony as of April 1, 2016. The adoption of this ASU is not expected to have a material impact on Sony’s results of operations and financial position.

Disclosures for short-duration insurance contracts -

In May 2015, the FASB issued ASU 2015-09 for disclosures relating to short-duration insurance contracts. This ASU requires additional information to be disclosed related to the liability for unpaid claims and claim adjustment expenses and significant changes in methodologies and assumptions used for annual reporting periods. This ASU is effective for Sony as of April 1, 2016. Since this ASU will only impact disclosures, the adoption will have no impact on Sony’s results of operations and financial position.

Balance sheet classification of deferred taxes -

In November 2015, the FASB issued ASU 2015-17 amending the presentation of deferred income taxes and requiring that all deferred tax liabilities and assets be classified as noncurrent on the balance sheet. This ASU

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

will be effective for Sony as of April 1, 2017 and early adoption is permitted as of the beginning of an interim or annual reporting period. The ASU may be adopted either prospectively or retrospectively. Sony is currently assessing the method of adoption and the impact that this ASU may have on Sony’s financial position and disclosures.

Recognition and measurement of financial assets and financial liabilities -

In January 2016, the FASB issued ASU 2016-01 amending the existing requirements for the recognition and measurement of financial assets and financial liabilities. The changes primarily relate to (i) the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings, (ii) an alternative approach for the measurement of equity investments that do not have a readily determinable fair value, (iii) the elimination of the other-than-temporary impairment model for equity investments and its replacement with a requirement to perform a qualitative assessment to identify impairment, and a requirement to recognize impairment losses in earnings based on the difference between fair value and the carrying value of the equity investment, (iv) the elimination of the requirement to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost, (v) the addition of a requirement to use the exit price concept when measuring the fair value of financial instruments for disclosure purposes, and (vi) the addition of a requirement to present financial assets and financial liabilities to be presented separately in the notes to the financial statements, grouped by measurement category (e.g., fair value, amortized cost, lower of cost or market) and form of financial asset (e.g., loans, securities). This ASU will be effective for Sony as of April 1, 2018. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Leases -

In February 2016, the FASB issued ASU 2016-02, which amends current leasing guidance. The ASU requires substantially all leases to be recognized on the balance sheet. The guidance is to be applied using a modified retrospective approach from the earliest period presented and includes optional practical expedients. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2019, and early adoption is permitted. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

(4)	Reclassifications

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2014 and 2015 have been made to conform to the presentation for the fiscal year ended March 31, 2016.

(5)	Out-of-period adjustments

For the fiscal year ended March 31, 2015, Sony recorded an out-of-period adjustment to correct an error in the amounts of revenue and certain capitalizable assets being recorded at a subsidiary. The error began in the fiscal year ended March 31, 2012 and continued until it was identified by Sony during the fiscal year ended March 31, 2015. The adjustment, which related entirely to All Other, impacted net sales, cost of sales, and selling, general and administrative expenses, and decreased income before income taxes in the consolidated statements of income by 5,104 million yen in the aggregate for the fiscal year ended March 31, 2015. Sony determined that the adjustment was not material to the consolidated financial statements for the year ended March 31, 2015 or any prior periods.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

For the fiscal year ended March 31, 2016, Sony recorded an out-of-period adjustment to correct an error in the amount of accruals for certain sales incentives being recorded at a subsidiary. The error began in the fiscal year ended March 31, 2009 and continued until it was identified by Sony during the fiscal year ended March 31, 2016. The adjustment, which related to the HE&S segment, impacted net sales and increased income before income taxes in the consolidated statements of income by 8,447 million yen for the fiscal year ended March 31, 2016. Sony determined that the adjustment was not material to the consolidated financial statements for the fiscal year ended March 31, 2016 or any prior periods.

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2015	2016
Finished products	468,408	448,273
Work in process	96,700	130,383
Raw materials, purchased components and supplies	100,324	104,490

Inventories	665,432	683,146

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2015	2016
Motion picture productions:
Released	89,993	75,218
Completed and not released	4,498	2,304
In production and development	106,240	95,268
Television productions:
Released	78,510	88,538
In production and development	2,952	14,410
Broadcasting rights	69,223	62,589
Less: current portion of broadcasting rights included in inventories	(46,184)	(37,099)

Film costs	305,232	301,228

Sony estimates that approximately 92% of the unamortized film costs of released motion picture and television productions at March 31, 2016 will be amortized within the next three years. Approximately 117 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 145 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

5.	Investments in affiliated companies

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31
	2015	2016
Current assets	280,485	367,465
Noncurrent assets	770,847	773,126
Current liabilities	208,271	245,731
Noncurrent liabilities and noncontrolling interests	657,865	709,134
Percentage of ownership in equity investees	20%-50%	20%-50%

Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Net revenues	306,383	308,399	358,256
Operating income (loss)	(1,064)	34,962	32,884
Net income (loss) attributable to controlling interests	(15,195)	(5,461)	8,388
Percentage of ownership in equity investees	20%-50%	20%-50%	20%-50%

On June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”), which acquired EMI Music Publishing for total consideration of 2.2 billion U.S. dollars. Sony invested 320 million U.S. dollars in DHP, through Nile Acquisition LLC, for a 39.8% equity interest. Nile Acquisition LLC is a joint venture with the third-party investor of Sony’s U.S.- based music publishing subsidiary in which Sony holds a 74.9% ownership interest. Sony accounts for its interest in DHP under the equity method. In addition, DHP entered into an agreement with Sony’s U.S.-based music publishing subsidiary in which the subsidiary provides administration services to DHP. DHP was determined to be a variable interest entity (“VIE”) as described in Note 23.

On February 25, 2013, Sony sold 95,000 shares of its 886,908 shares in its consolidated subsidiary M3, Inc. (“M3”) to a third party for cash consideration of 14,236 million yen. In connection with the sale, Sony deconsolidated M3 as its share ownership fell to 49.8% of the issued and outstanding shares of M3. On September 17, 2013, Sony sold an additional 155,000 shares of M3 (9.75% of the issued and outstanding shares of M3) to a third party for cash consideration of 37,799 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony recorded a gain of 12,793 million yen in other operating expense, net in the consolidated statements of income for the fiscal year ended March 31, 2014. Although Sony’s ownership has decreased to 39.36% due to the above-mentioned sales and M3’s subsequent issuance of additional common stock, Sony remains a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in certain business areas, including medical. Sony accounts for its remaining interest in M3 under the equity method.

The carrying value of Sony’s investment in M3 exceeded its proportionate share in the underlying net assets of M3 by 85,519 million yen at March 31, 2016. The excess is substantially attributable to the remeasurement to

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal. The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2015 and 2016.

Several affiliated companies are quoted on the Tokyo Stock Exchange and Sony’s investments in these companies have an aggregate carrying value and fair value of 108,421 million yen and 365,160 million yen, respectively, as of March 31, 2016.

The number of affiliated companies accounted for under the equity method as of March 31, 2015 and 2016 were 98 and 102, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below. There are no other material transactions or account balances with any other related parties.

	Yen in millions
	March 31
	2015	2016
Accounts receivable, trade	8,350	9,740
Accounts payable, trade	1,887	2,044
Capital lease obligations	50,001	21,025

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Sales	23,647	29,393	33,569
Purchases	1,533	1,498	2,259
Lease payments	38,919	36,642	32,291

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, in the fiscal years ended March 31, 2014, 2015 and 2016. SFIL is accounted for under the equity method and is 34% owned by Sony. Refer to Note 8.

Sony Supply Chain Solutions, Inc. is accounted for under the equity method and is 34% owned by Sony as a result of the sale of the logistics business on April 1, 2015. After the sale, Sony Supply Chain Solutions, Inc. changed the company name to MITSUI-SOKO Supply Chain Solutions, Inc. As of and for the fiscal year ended March 31, 2016, account balances and transactions with MITSUI-SOKO Supply Chain Solutions, Inc. and its subsidiaries were 4,741 million yen and 22,576 million yen, which are mainly included in accrued expenses and general and administrative expenses, respectively.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2014, 2015 and 2016 were 2,840 million yen, 6,149 million yen and 7,282 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

6.	Transfer of financial assets

Sony has established several accounts receivable sales programs mainly within the Electronics business. Through these programs, Sony can sell receivables to a commercial bank or a special purpose entity associated with a sponsor bank. Total receivables sold during the fiscal years ended March 31, 2014, 2015 and 2016 were 763,947 million yen, 633,190 million yen and 53,267 million yen, respectively. These transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. Gains and losses from these transactions, other than as described below, were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. Other than the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, for the fiscal years ended March 31, 2014, 2015 and 2016 were insignificant.

Certain programs require that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred are initially recorded at estimated fair value using a discounted cash flow model and are included in other current assets and other long-term assets. The significant assumptions used in valuing the deferred proceeds are the discount rate, the timing and amount of the cash flows. Sony includes collections on deferred proceeds as cash flows within operating activities in the consolidated statements of cash flows when the receivables are the result of operating activities and the associated interest rate risk is insignificant due to their short-term nature. When the interest rate risk associated with the deferred proceeds is greater than insignificant or the receivables are long-term in nature, as is the case for the program in the Pictures segment, Sony includes collections on deferred proceeds as cash flows within investing activities in the consolidated statements of cash flows.

In August 2014, Sony terminated an accounts receivable sales program within the Electronics business in the United States. The program required that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. As of March 31, 2014, deferred proceeds totaled 6,405 million yen. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Total trade receivables sold	247,863	50,400	—
Deferred proceeds	36,678	16,150	—
Collections of deferred proceeds	35,196	22,512	—

During the fiscal year ended March 31, 2014, Sony established an accounts receivable sales program within the Pictures segment in the United States. Sony recognized a gain within other income from sales of accounts receivable under this program for the fiscal year ended March 31, 2014 of 1,394 million yen. The program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser, and the deferred proceeds totaled 22,188 million yen, 30,893 million yen and 30,291 million yen as of March 31, 2014, 2015 and 2016, respectively. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Total trade receivables sold	53,720	4,237	2,918
Deferred proceeds	22,188	4,237	2,918
Collections of deferred proceeds	—	—	2,298

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Certain of the accounts receivable sales programs above also involve VIEs. Refer to Note 23.

7.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2015				March 31, 2016
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,074,900	147,274	(80)	1,222,094	1,136,478	218,863	(6)	1,355,335
Japanese local government bonds	66,442	465	(16)	66,891	60,707	86	(254)	60,539
Japanese corporate bonds	108,109	767	(7)	108,869	132,739	11,472	(230)	143,981
Foreign government bonds	34,168	7,397	(111)	41,454	35,896	5,724	(160)	41,460
Foreign corporate bonds	452,145	13,645	(942)	464,848	415,994	5,738	(3,185)	418,547
Other	—	—	—	—	884	0	—	884

	1,735,764	169,548	(1,156)	1,904,156	1,782,698	241,883	(3,835)	2,020,746

Equity securities	73,411	127,322	(741)	199,992	44,752	70,590	(21)	115,321

Held-to-maturity securities:
Japanese national government bonds	4,846,986	819,386	(103)	5,666,269	5,353,080	2,020,621	—	7,373,701
Japanese local government bonds	4,996	428	—	5,424	4,480	522	—	5,002
Japanese corporate bonds	26,848	4,501	—	31,349	61,811	17,382	—	79,193
Foreign government bonds	32,682	11,534	—	44,216	42,934	10,631	—	53,565
Foreign corporate bonds	57,783	25	—	57,808	198	24	—	222

	4,969,295	835,874	(103)	5,805,066	5,462,503	2,049,180	—	7,511,683

Total	6,778,470	1,132,744	(2,000)	7,909,214	7,289,953	2,361,653	(3,856)	9,647,750

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2016
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair value	Cost	Fair value
Due in one year or less	172,912	164,603	2,841	2,879
Due after one year through five years	375,988	385,222	22,738	23,583
Due after five years through ten years	304,275	341,233	237,263	279,200
Due after ten years	929,523	1,129,688	5,199,661	7,206,021

Total	1,782,698	2,020,746	5,462,503	7,511,683

Proceeds from sales of available-for-sale securities were 207,574 million yen, 217,651 million yen and 315,043 million yen for the fiscal years ended March 31, 2014, 2015 and 2016, respectively. On these sales, gross realized gains were 9,015 million yen, 15,656 million yen and 67,205 million yen and gross realized losses

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

were 703 million yen, 32 million yen and 186 million yen, respectively, for the fiscal years ended March 31, 2014, 2015 and 2016. Included in the gross realized gains of available-for-sale securities is 46,757 million yen from the sale of Olympus shares in the fiscal year ended March 31, 2016.

Marketable securities classified as trading securities, which consist of debt and equity securities held primarily in the Financial Services segment, totaled 764,473 million yen and 799,241 million yen as of March 31, 2015 and 2016, respectively. Sony recorded net unrealized gains of 59,137 million yen, 100,312 million yen for the fiscal years ended March 31, 2014 and 2015 and net unrealized losses of 45,841 million yen for the fiscal year ended March 31, 2016. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies as of March 31, 2015 and 2016 totaled 64,963 million yen and 71,750 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2015 and 2016.

	Yen in millions
	March 31, 2015
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	24,699	(80)	372	—	25,071	(80)
Japanese local government bonds	3,772	(5)	1,702	(11)	5,474	(16)
Japanese corporate bonds	8,222	(7)	—	—	8,222	(7)
Foreign government bonds	4,607	(111)	—	—	4,607	(111)
Foreign corporate bonds	115,523	(887)	6,653	(55)	122,176	(942)

	156,823	(1,090)	8,727	(66)	165,550	(1,156)

Equity securities	4,636	(730)	9	(11)	4,645	(741)

Held-to-maturity securities:
Japanese national government bonds	19,986	(103)	—	—	19,986	(103)

Total	181,445	(1,923)	8,736	(77)	190,181	(2,000)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2016
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	2,056	(6)	—	—	2,056	(6)
Japanese local government bonds	38,383	(223)	2,929	(31)	41,312	(254)
Japanese corporate bonds	41,206	(201)	3,125	(29)	44,331	(230)
Foreign government bonds	5,882	(147)	1,140	(13)	7,022	(160)
Foreign corporate bonds	127,369	(2,535)	30,919	(650)	158,288	(3,185)

	214,896	(3,112)	38,113	(723)	253,009	(3,835)

Equity securities	166	(10)	10	(11)	176	(21)

Total	215,062	(3,122)	38,123	(734)	253,185	(3,856)

For the fiscal years ended March 31, 2014, 2015 and 2016, total realized impairment losses were 1,806 million yen, 949 million yen and 3,566 million yen, respectively.

At March 31, 2016, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

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

(1)	Capital leases

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2015	2016
Machinery, equipment and others	129,432	123,816
Film costs	8,647	6,696
Accumulated amortization	(89,470)	(96,270)

	48,609	34,242

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following is a schedule by fiscal year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2016:

Fiscal year ending March 31	Yen in millions
2017	13,768
2018	6,863
2019	5,933
2020	5,043
2021	4,017
Later fiscal years	4,578

Total minimum lease payments	40,202
Less — Amount representing interest	2,529

Present value of net minimum lease payments	37,673
Less — Current obligations	13,238

Long-term capital lease obligations	24,435

(2)	Operating leases

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2016 are as follows:

Fiscal year ending March 31	Yen in millions
2017	59,236
2018	46,690
2019	32,252
2020	44,455
2021	20,119
Later fiscal years	104,020

Total minimum future rentals	306,772

Rental expenses under operating leases for the fiscal years ended March 31, 2014, 2015 and 2016 were 101,410 million yen, 92,828 million yen and 94,000 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2014, 2015 and 2016 were 1,119 million yen, 1,180 million yen and 1,138 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2016 were 2,233 million yen.

(3)	Sale and leaseback transactions

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

In the fiscal year ended March 31, 2016, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. Transactions with total proceeds of 1,856 million yen and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows.

9.	Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2016 totaled 123,327 million yen, of which 123,300 million yen is subject to amortization and are comprised of the following:

	Intangible assets acquired during the fiscal year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	29,175	7
Software to be sold, leased or otherwise marketed	18,182	3
Internal-use software	52,067	5
Other	23,876	9

In the fiscal year ended March 31, 2016, additions to internal-use software primarily related to the capitalization of new software across several business platforms.

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2015		March 31, 2016
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	304,686	(190,151)	337,675	(223,738)
Customer relationships	29,401	(6,677)	36,925	(12,531)
Trademarks	31,903	(13,054)	29,825	(12,979)
Software to be sold, leased or otherwise marketed	114,333	(84,640)	126,743	(94,009)
Internal-use software	451,738	(295,854)	448,109	(297,057)
Music catalogs	225,623	(88,816)	217,056	(91,303)
Artist contracts	32,387	(27,174)	31,923	(28,857)
Television carriage contracts (broadcasting agreements)	60,036	(11,272)	59,607	(15,563)
Other	68,897	(52,067)	59,218	(47,475)

Total	1,319,004	(769,705)	1,347,081	(823,512)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2014, 2015 and 2016 was 135,664 million yen, 132,228 million yen and 125,616 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending March 31	Yen in millions
2017	103,098
2018	85,327
2019	55,786
2020	42,212
2021	31,455

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2015	2016
Trademarks	70,938	70,081
Distribution agreements	18,834	18,834
Other	3,290	3,270

Total	93,062	92,185

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2015 and 2016 are as follows:

	Yen in millions
	Mobile Communications	Game & Network Services	Imaging Products & Solutions	Home Entertainment & Sound	Devices	Pictures	Music	Financial Services	All Other	Total
Balance, March 31, 2014:
Goodwill — gross	183,464	150,572	7,202	5,320	37,400	187,307	123,086	3,020	24,360	721,731
Accumulated impairments	—	—	(300)	(5,320)	—	—	(306)	(706)	(23,296)	(29,928)

Goodwill	183,464	150,572	6,902	—	37,400	187,307	122,780	2,314	1,064	691,803

Increase (decrease) due to:
Acquisitions*1	—	—	—	—	—	12,626	—	—	—	12,626
Sales and dispositions	—	(617)	—	—	—	(54)	(4)	—	—	(675)
Impairments	(176,045)	—	—	—	—	—	—	—	(1,090)	(177,135)
Translation adjustments	(4,134)	4,444	(16)	—	362	24,357	9,593	—	39	34,645
Other	1	—	—	—	—	3	—	—	(13)	(9)

Balance, March 31, 2015:
Goodwill — gross	179,331	154,399	7,186	5,320	37,762	224,239	132,675	3,020	24,386	768,318
Accumulated impairments	(176,045)	—	(300)	(5,320)	—	—	(306)	(706)	(24,386)	(207,063)

Goodwill	3,286	154,399	6,886	—	37,762	224,239	132,369	2,314	—	561,255

Increase (decrease) due to:
Acquisitions*2	—	—	1,589	—	20,634	12,082	38,487	—	—	72,792
Sales and dispositions	—	—	—	—	—	—	—	—	—	—
Impairments	—	—	—	—	—	—	—	—	—	—
Translation adjustments	—	(2,106)	(138)	—	(1,625)	(14,804)	(9,084)	—	—	(27,757)
Other	—	—	—	—	—	—	—	—	—	—

Balance, March 31, 2016:
Goodwill — gross	179,331	152,293	8,637	5,320	56,771	221,517	162,078	3,020	24,386	813,353
Accumulated impairments	(176,045)	—	(300)	(5,320)	—	—	(306)	(706)	(24,386)	(207,063)

Goodwill	3,286	152,293	8,337	—	56,771	221,517	161,772	2,314	—	606,290

Sony realigned its business segments during the fiscal year ended March 31, 2016. In connection with these realignments, the operations of So-net Corporation and its subsidiaries (“So-net”), which were included in All Other, are now included in the MC segment and the medical business, which was included in All Other, is now included in the IP&S segment. As part of these realignments, the carrying amounts of associated goodwill for So-net and the medical business have been reclassified for the fiscal years ended March 31, 2014 and March 31, 2015. Refer to Note 28.

*1	Acquisitions in the Pictures segment for the fiscal year ended March 31, 2015 mainly relate to the CSC Media Group Ltd. (“CSC Media Group”) acquisition. Refer to Note 24.

*2	Acquisitions for the fiscal year ended March 31, 2016 relate mainly to the Altair Semiconductor Ltd. (“Altair”) acquisition in the Devices segment, and the Orchard Media, Inc. (“The Orchard”) acquisition in the Music segment. Refer to Note 24.

Impairment of goodwill related to mobile communications business -

During the fiscal year ended March 31, 2015, Sony recorded an impairment charge of 176,045 million yen in the MC segment. The goodwill impairment reflects a revision in the strategy for the MC business to concentrate on its premium lineup and reduce the number of models in the mid-range lineup as well as concentrating on certain selected markets due to continued increasingly competitive markets in various geographical areas, primarily resulting from rapid growth by Chinese smartphone competitors. The impairment charge is included in other operating expenses, net in the consolidated statements of income, and is recorded entirely within the MC segment. Refer to Note 13.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2015 and 2016 were 457,268 million yen and 510,501 million yen, respectively.

(1)	Insurance policies

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2014, 2015 and 2016 were 670,506 million yen, 693,132 million yen and 803,549 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2014, 2015 and 2016 were 86,780 million yen, 90,431 million yen and 93,928 million yen, respectively.

(2)	Deferred insurance acquisition costs

Amortization of deferred insurance acquisition costs charged to income for the fiscal years ended March 31, 2014, 2015 and 2016 amounted to 45,236 million yen, 56,530 million yen and 92,203 million yen, respectively.

(3)	Future insurance policy benefits

Liabilities for future policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.0% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2015 and 2016, future insurance policy benefits amounted to 4,111,894 million yen and 4,497,951 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2015	2016
Universal life insurance	1,555,700	1,634,642
Investment contracts	591,951	638,737
Other	111,863	127,941

Total	2,259,514	2,401,320

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2015	2016
Unsecured loans:
with a weighted-average interest rate of 4.64%	56,008
with a weighted-average interest rate of 7.70%		86,467
Repurchase agreement:
with a weighted-average interest rate of 0.01%		62,805
Secured call money:
with a weighted-average interest rate of 0.10%	6,000

	62,008	149,272

At March 31, 2016, certain subsidiaries in the Financial Services segment pledged securities investments with a book value of 48,691 million yen as collateral for 62,805 million yen of short-term repurchase agreements. The repurchase agreement provides for net settlement upon a termination event.

In addition, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with an aggregate book value of 34,749 million yen as collateral for cash settlements, variation margins of futures markets and certain other purposes.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2015	2016
Unsecured loans, representing obligations principally to banks:
Due 2015 to 2024, with interest rates ranging from 0.29% to 5.10% per annum	425,437
Due 2016 to 2024, with interest rates ranging from 0.27% to 5.47% per annum		237,850
Unsecured 1.57% bonds, due 2015, net of unamortized discount	30,000
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,999
Unsecured 0.55% bonds, due 2016	10,000	10,000
Unsecured 0.66% bonds, due 2017	45,000	45,000
Unsecured 0.43% bonds, due 2018	10,000	10,000
Unsecured 0.86% bonds, due 2018	150,000	150,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 2.07% bonds, due 2019	50,000	50,000
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured zero coupon convertible bonds, due 2022		120,000
Secured 0.10% loans, due 2016 to 2019	20,000	40,000
Capital lease obligations and other:
Due 2015 to 2025, with interest rates ranging from 0.36% to 8.07% per annum	66,880
Due 2016 to 2024, with interest rates ranging from 0.36% to 9.99% per annum		43,248
Guarantee deposits received	12,988	11,875

	871,604	744,273
Less — Portion due within one year	159,517	187,668

	712,087	556,605

At March 31, 2016, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 44,241 million yen as collateral for 40,000 million yen of long-term loans.

In March 2012, Sony executed a 1,365 million U.S. dollar unsecured bank loan with a group of lenders having six to ten year maturity terms in connection with Sony’s acquisition of Ericsson’s 50% equity interest in Sony Ericsson. This bank loan utilizes the Japan Bank for International Cooperation Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies as a countermeasure against yen appreciation. The terms of this U.S. dollar loan require accelerated repayment of the entire outstanding balance if Sony Corporation or its wholly-owned subsidiaries discontinue the business of mobile devices featuring telephone functionality. In March 2016, Sony repaid 682 million U.S. dollars of the 1,365 million U.S. dollars. As a result, the outstanding balance as of March 31, 2016 was 683 million U.S. dollars.

On July 21, 2015, Sony issued 120,000 million yen of 130% callable unsecured zero coupon convertible bonds with stock acquisition rights due 2022 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from September 1, 2015 to September 28, 2022. The initial conversion price is 5,008 yen per common share. In addition to the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula that is based on the effective date of the reduction and Sony’s

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

common stock price. The reduced conversion price ranges from 3,526.5 yen to 5,008.0 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after July 21, 2020, if the closing sales price per share of Sony’s common stock on the Tokyo Stock Exchange is 130% or more of the conversion price of the Zero Coupon Convertible Bonds for 20 consecutive trading days. Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes. There are no significant adverse debt covenants under the Zero Coupon Convertible Bonds.

There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2017	187,668
2018	82,616
2019	202,151
2020	75,474
2021	4,429
Later fiscal years	191,935

Total	744,273

At March 31, 2016, Sony had unused committed lines of credit amounting to 523,043 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2016, Sony has commercial paper programs totaling 838,040 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

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

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses as of March 31, 2015 were 1,074,386 million yen and 1,037 million yen, respectively, and as of March 31, 2016 were 1,235,311 million yen and 910 million yen, respectively. During the fiscal years ended March 31, 2015 and 2016, charge-offs on housing loans in the banking business and changes in the allowance for credit losses were not significant.

The balance of housing loans placed on nonaccrual status or past due status were not significant as of March 31, 2015 and 2016.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2015 and 2016, the balances of time deposits issued in amounts of 10 million yen or more were 256,391 million yen and 247,766 million yen, respectively. These amounts have been classified as current liabilities mainly due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2016, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2018	13,882
2019	9,101
2020	9,982
2021	13,750
2022	8,626
Later fiscal years	51,827

Total	107,168

13.	Fair value measurements

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2015 and 2016 are as follows:

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2016
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	501,448	297,793	—	799,241	799,241	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,355,335	—	1,355,335	5,084	1,350,251	—	—
Japanese local government bonds	—	60,539	—	60,539	6,515	54,024	—	—
Japanese corporate bonds	—	140,635	3,346	143,981	5,727	138,254	—	—
Foreign government bonds	—	41,460	—	41,460	2,309	39,151	—	—
Foreign corporate bonds	—	402,694	15,853	418,547	124,680	293,867	—	—
Other	—	—	884	884	—	884	—	—
Equity securities	115,200	121	—	115,321	—	115,321	—	—
Other investments*1	7,179	4,027	13,463	24,669	—	24,669	—	—
Derivative assets*2	437	17,391	—	17,828	—	—	17,257	571

Total assets	624,264	2,319,995	33,546	2,977,805	943,556	2,016,421	17,257	571

Liabilities:
Derivative liabilities*2	668	48,467	—	49,135	—	—	20,680	28,455

Total liabilities	668	48,467	—	49,135	—	—	20,680	28,455

*1	Other investments include certain hybrid financial instruments and certain private equity investments.

*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.

Transfers into level 1 were 3,460 million yen and 3,556 million yen for the fiscal years ended March 31, 2015 and 2016, respectively, as quoted prices for certain trading securities and available-for-sale securities became available in an active market. Transfers out of level 1 were 13,376 million yen and 2,716 million yen for the fiscal years ended March 31, 2015 and 2016, respectively, as quoted prices for certain trading securities and available-for-sale securities were not available in an active market.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2015 and 2016 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2015
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other Investments
Beginning balance	1,011	6,807	75,837
Total realized and unrealized gains (losses):
Included in earnings*1	—	522	1,397
Included in other comprehensive income (loss)*2	(5)	593	153
Purchases	2,500	15,222	522
Settlements	—	(4,653)	(3,268)
Transfers out of level 3*3	—	(9,000)	—

Ending balance	3,506	9,491	74,641

Changes in unrealized gains relating to instruments still held at reporting date:
Included in earnings*1	—	—	1,397

	Yen in millions
	Fiscal year ended March 31, 2016
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other	Other Investments
Beginning balance	3,506	9,491	—	74,641
Total realized and unrealized gains (losses):
Included in earnings*1	6	458	—	(2,653)
Included in other comprehensive income (loss)*2	30	(791)	—	(2,316)
Purchases	2,798	11,214	1,000	657
Sales	(3,000)	(4,872)	—	—
Settlements	—	(641)	(116)	(56,866)
Transfers into level 3*4	2,002	1,498	—	—
Transfers out of level 3*3	(1,996)	(504)	—	—

Ending balance	3,346	15,853	884	13,463

Changes in unrealized losses relating to instruments still held at reporting date:
Included in earnings*1	—	(56)	—	(2,653)

*1	Earning effects are included in financial services revenue in the consolidated statements of income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of comprehensive income.

*3	Certain corporate bonds were transferred out of level 3 because quoted prices became available.

*4	Certain corporate bonds were transferred into level 3 because differences between the fair value determined by indicative quotes from dealers and the fair value determined by internally developed prices became significant and the observability of the inputs used decreased.

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

(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis

Sony also has assets and liabilities that are required to be remeasured to fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2015 and 2016, such remeasurements to fair value related primarily to the following:

	During the fiscal year ended March 31, 2015
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	768	(18,926)
Goodwill impairments	—	—	0	(177,135)

				(196,061)

	During the fiscal year ended March 31, 2016
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	19,680	(92,544)

				(92,544)

Long-lived assets impairments

Sony recorded impairment losses of 7,798 million yen and 4,929 million yen for the fiscal years ended March 31, 2014 and 2015, respectively, included within the HE&S segment, related to the LCD television asset group. These impairment losses primarily reflected a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charge reflected the deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.

Sony recorded an impairment loss of 32,107 million yen and 30,643 million yen for the fiscal years ended March 31, 2014 and 2016, respectively, included within the Devices segment, related to long-lived assets in the battery business asset group. In the fiscal year ended March 31, 2014, in light of a lack of progress towards achieving adequate operating results, Sony conducted a strategic review of the business and evolving market trends. Sony reduced the corresponding estimated future cash flows and the estimated ability to recover the entire

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge. In the fiscal year ended March 31, 2016, due to increasingly competitive markets, Sony conducted a further strategic review of the business and evolving market trends. Following this review, Sony further reduced the corresponding estimated future cash flows of this business and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge.

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

Sony recorded impairment losses of 59,616 million yen for the fiscal year ended March 31, 2016, included within the Devices segment, related to long-lived assets in the camera module business asset group. Due to a decrease in the projected future demand of camera modules, Sony conducted a strategic review of the business and its market conditions. Following this review, Sony reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge.

Sony recorded impairment losses for long-lived assets relating to restructuring in the PC business during the fiscal year ended March 31, 2014. Refer to Notes 19 and 25.

These measurements are classified as level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. A discount rate of 10% and projected revenue growth rates ranging from zero to 15% were used in the fair value measurements related to the long-lived assets for the battery business, and a discount rate of 10% and projected declining revenue rates ranging from (6)% to (13)% were used in the fair value measurements related to the long-lived assets for the disc manufacturing business for the fiscal year ended March 31, 2014. For the fiscal year ended March 31, 2015, a discount rate of 10% and projected declining revenue rates ranging from (5)% to (9)% were used in the fair value measurements related to the long-lived assets for the disc manufacturing business. For the fiscal year ended March 31, 2016, a discount rate of 10% and projected revenue growth rates ranging from zero to 14% were used in the fair value measurements related to the long-lived assets for the battery business and a discount rate of 10% and projected revenue growth rates ranging from zero to 108% were used in the fair value measurements related to the long-lived assets for the camera module business. The high end of the camera module revenue growth rate reflects projected revenue from the introduction of new products in the near term.

Goodwill impairments

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

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2015
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,181,554	—	1,181,554	1,074,386

Total assets	—	1,181,554	—	1,181,554	1,074,386

Liabilities:
Long-term debt including the current portion	—	878,609	—	878,609	871,604
Investment contracts included in policyholders’ account in the life insurance business	—	586,331	—	586,331	591,951

Total liabilities	—	1,464,940	—	1,464,940	1,463,555

	Yen in millions
	March 31, 2016
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,369,157	—	1,369,157	1,235,311

Total assets	—	1,369,157	—	1,369,157	1,235,311

Liabilities:
Long-term debt including the current portion	—	755,631	—	755,631	744,273
Investment contracts included in policyholders’ account in the life insurance business	—	677,375	—	677,375	638,737

Total liabilities	—	1,433,006	—	1,433,006	1,383,010

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

14.	Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes in foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for asset-liability management (“ALM”) purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within six months after the balance sheet date. Other than derivatives utilized in the Financial Services segment for ALM, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for ALM in the Financial Services segment are executed within certain limits in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges, as well as offsetting changes in the carrying value of the underlying hedged items, are recognized in income. For the fiscal years ended March 31, 2014, 2015 and 2016, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2014 and 2016, the ineffective portions of the hedging relationships were not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges. As of and for the fiscal year ended March 31, 2015, there were no cash flow hedge derivatives.

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

Sony also entered into foreign exchange forward contracts during the fiscal year ended March 31, 2016 which effectively fixed the cash flows from foreign currency denominated payables. Accordingly, these derivatives have been designated as cash flow hedges.

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

Sony also had certain interest rate swap agreements during the fiscal year ended March 31, 2014 for the purpose of reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt. These interest rate swap agreements, which effectively swapped foreign currency denominated variable rate debt for functional currency denominated fixed rate debt, were considered a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives were designated as cash flow hedges.

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

Other agreements

Certain subsidiaries in the Financial Services segment have equity future contracts, other currency contracts and hybrid financial instruments as part of their ALM, which are marked-to-market with changes in value recognized in financial services revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contained embedded derivatives that are not required to be bifurcated because the entire instruments are carried at fair value.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2015	2016	Liability derivatives	2015	2016
Interest rate contracts	Prepaid expenses and other current assets	11	16	Current liabilities: Other	954	665
Interest rate contracts	Other assets: Other	207	33	Liabilities: Other	23,899	22,605
Foreign exchange contracts	Prepaid expenses and other current assets	40	1

		258	50		24,853	23,270

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2015	2016	Liability derivatives	2015	2016
Interest rate contracts				Current liabilities: Other	—	38
Interest rate contracts	Other assets: Other	222	538	Liabilities: Other	1,178	5,850
Foreign exchange contracts	Prepaid expenses and other current assets	29,899	16,803	Current liabilities: Other	21,526	19,309
Foreign exchange contracts	Other assets: Other	28	—	Liabilities: Other	155	—
Equity contracts	Prepaid expenses and other current assets	—	437	Current liabilities: Other	612	668

		30,149	17,778		23,471	25,865

Total derivatives		30,407	17,828		48,324	49,135

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2014, 2015 and 2016.

Derivatives under fair value hedging relationships	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2014	2015	2016
Interest rate contracts	Financial services revenue	131	(8,271)	(8,300)
Foreign exchange contracts	Foreign exchange loss, net	(1)	(9)	3

Total		130	(8,280)	(8,297)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Derivatives under cash flow hedging relationships	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in OCI on derivative
		Fiscal year ended March 31
		2014	2015	2016
Interest rate contracts	—	167	—	—
Foreign exchange contracts	—	—	—	1,914

Total		167	—	1,914

		Amount of gain or (loss) reclassified from accumulated OCI into income (effective portion)
Interest rate contracts	Interest expense	471	—	—
Foreign exchange contracts	Foreign exchange loss, net	348	—	(8)
Foreign exchange contracts	Cost of sales	—	—	(3,104)

Total		819	—	(3,112)

Derivatives not designated as hedging instruments	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2014	2015	2016
Interest rate contracts	Financial services revenue	(167)	(3,579)	(5,499)
Interest rate contracts	Foreign exchange loss, net	—	883	—
Foreign exchange contracts	Financial services revenue	1,198	(1,942)	4,166
Foreign exchange contracts	Foreign exchange loss, net	2,703	13,375	(14,501)
Equity contracts	Financial services revenue	—	(2,725)	3,267

Total		3,734	6,012	(12,567)

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2015		March 31, 2016
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,335,811	11,654	1,030,020	(5,118)
Currency option contracts purchased	9,920	202	211	2
Currency option contracts written	568	(3)	210	(2)
Currency swap agreements	754,056	(3,872)	729,632	(99)
Other currency contracts	83,980	305	75,157	2,712
Interest rate contracts:
Interest rate swap agreements	402,049	(25,591)	436,739	(28,571)
Equity contracts:
Equity future contracts	21,903	(612)	72,794	(231)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets on a gross basis, but certain subsidiaries have entered into master netting agreements or other similar agreements, which are mainly International Swaps and Derivatives Association (ISDA) Master Agreements. An ISDA Master Agreement is an agreement between two counterparties that may have multiple derivative contracts with each other, and such ISDA Master Agreement may provide for the net settlement of all or a specified group of these derivative contracts, through a single payment, in a single currency, in the event of a default on or affecting any one derivative contract, or a termination event affecting all or a specified group of derivative contracts. Presented below are the effects of offsetting derivative assets, derivative liabilities, financial assets and financial liabilities as of March 31, 2015 and 2016.

	Yen in millions
	As of March 31, 2015
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	26,032	10,387	—	15,645
Derivative assets not subject to master netting agreements	4,375			4,375

Total assets	30,407	10,387	—	20,020

Derivative liabilities subject to master netting agreements	43,791	37,820	612	5,359
Derivative liabilities not subject to master netting agreements	4,533			4,533

Total liabilities	48,324	37,820	612	9,892

	Yen in millions
	As of March 31, 2016
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	10,251	6,990	312	2,949
Derivative assets not subject to master netting agreements	7,577			7,577

Total assets	17,828	6,990	312	10,526

Derivative liabilities subject to master netting agreements	46,328	28,527	8,269	9,532
Derivative liabilities not subject to master netting agreements	2,807			2,807
Repurchase, securities lending and similar arrangements	62,805	61,864	—	941

Total liabilities	111,940	90,391	8,269	13,280

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

15.	Pension and severance plans

(1)	Defined benefit and severance plans

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

The components of net periodic benefit costs for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Service cost	24,827	24,350	24,670
Interest cost	12,152	11,583	8,689
Expected return on plan assets	(17,822)	(19,252)	(20,853)
Recognized actuarial loss	11,480	9,867	8,588
Amortization of prior service costs	(10,176)	(9,614)	(9,489)

Net periodic benefit costs	20,461	16,934	11,605

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Service cost	3,032	3,188	3,504
Interest cost	12,068	13,040	12,096
Expected return on plan assets	(11,480)	(12,993)	(14,117)
Amortization of net transition asset	12	10	10
Recognized actuarial loss	3,693	2,991	4,236
Amortization of prior service costs	(643)	(639)	(478)
Losses on curtailments and settlements	1,074	31	354

Net periodic benefit costs	7,756	5,628	5,605

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 23,195 million yen, 9,974 million yen and 5 million yen, respectively.

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2015	2016	2015	2016
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	847,446	890,415	313,698	394,704
Service cost	24,350	24,670	3,188	3,504
Interest cost	11,583	8,689	13,040	12,096
Plan participants’ contributions	—	—	752	676
Amendments	—	—	(283)	—
Actuarial (gain) loss*	48,061	144,416	74,801	(21,868)
Foreign currency exchange rate changes	—	—	7,214	(16,893)
Curtailments and settlements	—	—	(3,932)	(1,246)
Effect of changes in consolidated subsidiaries	(4)	—	—	—
Other	(2,696)	(14)	—	—
Benefits paid	(38,325)	(33,892)	(13,774)	(14,098)

Benefit obligation at end of the fiscal year	890,415	1,034,284	394,704	356,875

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	654,792	710,602	225,024	280,216
Actual return on plan assets	74,447	(9,030)	54,928	(6,035)
Foreign currency exchange rate changes	—	—	5,752	(13,095)
Employer contribution	7,978	1,951	9,434	7,905
Plan participants’ contributions	—	—	752	676
Curtailments and settlements	—	—	(2,989)	(504)
Other	(1,934)	—	—	—
Benefits paid	(24,681)	(24,091)	(12,685)	(12,822)

Fair value of plan assets at end of the fiscal year	710,602	679,432	280,216	256,341

Funded status at end of the fiscal year	(179,813)	(354,852)	(114,488)	(100,534)

*	Actuarial loss in Japanese plans for the fiscal year ended March 31, 2016 principally relates to changes in the assumptions for discount and mortality rates.

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2015	2016	2015	2016
Noncurrent assets	3,005	2,217	4,027	7,102
Current liabilities	—	—	(4,500)	(2,892)
Noncurrent liabilities	(182,818)	(357,069)	(114,015)	(104,744)

Ending balance	(179,813)	(354,852)	(114,488)	(100,534)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2015	2016	2015	2016
Prior service cost (credit)	(44,394)	(34,905)	(2,161)	(1,443)
Net actuarial loss	218,462	389,302	94,480	82,850
Obligation existing at transition	—	—	15	7

Ending balance	174,068	354,397	92,334	81,414

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2015	2016	2015	2016
Accumulated benefit obligations	885,479	1,028,690	364,094	331,975

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2015	2016	2015	2016
Projected benefit obligations	879,995	1,022,373	330,478	292,171
Accumulated benefit obligations	876,282	1,018,228	323,221	286,705
Fair value of plan assets	698,400	666,753	235,343	202,913

Weighted-average assumptions used to determine benefit obligations as of March 31, 2015 and 2016 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2015	2016	2015	2016
Discount rate	1.0%	0.6%	3.1%	3.2%
Rate of compensation increase	*	*	2.9	2.1

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2014	2015	2016	2014	2015	2016
Discount rate	1.5%	1.4%	1.0%	4.1%	4.1%	3.1%
Expected return on plan assets	3.0	3.0	3.0	5.8	5.6	4.8
Rate of compensation increase	*	*	*	3.1	3.1	2.9

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Sony reviews these assumptions for changes in circumstances.

The weighted-average rate of compensation increase is calculated based only on the pay-related plans. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

The mortality rate assumptions are based on life expectancy and death rates for different types of participants. In the fiscal year ended March 31, 2016, Sony updated mortality rate assumptions to consider the latest mortality tables and in certain instances to utilize mortality tables based on gender.

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

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2016, are, as a result of Sony’s asset liability management, 29% of equity securities, 53% of fixed income securities and 18% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 33% of equity securities, 49% of fixed income securities and 18% of other investments for the pension plans of foreign subsidiaries.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31, 2015	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	5,789	5,789	—	—
Equity:
Equity securities*1	166,164	161,530	4,634	—
Fixed income:
Government bonds*2	217,359	—	217,359	—
Corporate bonds*3	54,639	—	54,639	—
Asset-backed securities*4	650	—	650	—
Commingled funds*5	122,798	—	122,798	—
Commodity funds*6	24,621	—	24,621	—
Private equity*7	32,584	—	—	32,584
Hedge funds*8	80,037	—	—	80,037
Real estate	5,961	—	—	5,961

Total	710,602	167,319	424,701	118,582

	Japanese plans
	Yen in millions
	Fair value at March 31, 2016	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	17,985	17,985	—	—
Equity:
Equity securities*1	148,658	144,597	4,061	—
Fixed income:
Government bonds*2	218,851	—	218,851	—
Corporate bonds*3	56,779	—	56,779	—
Asset-backed securities*4	1,148	—	1,148	—
Commingled funds*5	115,902	—	115,902	—
Commodity funds*6	20,547	—	20,547	—
Private equity*7	31,852	—	—	31,852
Hedge funds*8	60,395	—	—	60,395
Real estate	7,315	—	—	7,315

Total	679,432	162,582	417,288	99,562

*1	Includes approximately 53 percent and 48 percent of Japanese equity securities, and 47 percent and 52 percent of foreign equity securities for the fiscal years ended March 31, 2015 and 2016, respectively.

*2	Includes approximately 48 percent and 51 percent of debt securities issued by Japanese national and local governments, and 52 percent and 49 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2015 and 2016, respectively.

*3	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

*4	Includes primarily mortgage-backed securities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*5	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 46 percent and 44 percent of investments in equity, 52 percent and 54 percent of investments in fixed income, and 3 percent and 1 percent of investments in other for the fiscal years ended March 31, 2015 and 2016, respectively.

*6	Represents commodity futures funds.

*7	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

*8	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

	Foreign plans
	Yen in millions
	Fair value at March 31, 2015	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	8,665	8,665	—	—
Equity:
Equity securities*1	44,276	41,194	3,082	—
Fixed income:
Government bonds*2	69,882	—	69,882	—
Corporate bonds*3	33,290	—	25,906	7,384
Asset-backed securities	328	—	328	—
Insurance contracts*4	1,936	—	1,936	—
Commingled funds*5	86,931	—	86,931	—
Real estate and other*6	34,908	—	19,386	15,522

Total	280,216	49,859	207,451	22,906

	Foreign plans
	Yen in millions
	Fair value at March 31, 2016	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	4,078	4,078	—	—
Equity:
Equity securities*1	37,769	35,818	1,951	—
Fixed income:
Government bonds*2	60,835	—	60,835	—
Corporate bonds*3	30,425	—	23,425	7,000
Asset-backed securities	321	—	321	—
Insurance contracts*4	4,293	—	4,293	—
Commingled funds*5	77,456	—	77,456	—
Real estate and other*6	41,164	—	17,040	24,124

Total	256,341	39,896	185,321	31,124

*1	Includes primarily foreign equity securities.

*2	Includes primarily foreign government debt securities.

*3	Includes primarily foreign corporate debt securities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*4	Represents annuity contracts with or without profit sharing.

*5	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

*6	Includes primarily private real estate investment trusts.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2015 and 2016:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate	Total
Beginning balance at April 1, 2014	26,942	41,108	1,689	69,739
Return on assets held at end of year	5,642	5,796	(101)	11,337
Purchases, sales, and settlements, net	—	33,133	4,373	37,506

Ending balance at March 31, 2015	32,584	80,037	5,961	118,582

Return on assets held at end of year	157	(3,593)	315	(3,121)
Purchases, sales, and settlements, net	(889)	(16,049)	1,039	(15,899)

Ending balance at March 31, 2016	31,852	60,395	7,315	99,562

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Corporate bonds	Real estate and other	Total
Beginning balance at April 1, 2014	6,255	8,932	15,187
Return on assets held at end of year	81	(408)	(327)
Purchases, sales, and settlements, net	—	210	210
Other*	1,048	6,788	7,836

Ending balance at March 31, 2015	7,384	15,522	22,906

Return on assets held at end of year	76	(104)	(28)
Return on assets sold during the year	—	19	19
Purchases, sales, and settlements, net	—	3,933	3,933
Transfers, net	—	2,692	2,692
Other*	(460)	2,062	1,602

Ending balance at March 31, 2016	7,000	24,124	31,124

*	Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 11 billion yen to the Japanese plans and approximately 6 billion yen to the foreign plans during the fiscal year ending March 31, 2017.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2017	34,129	13,316
2018	34,595	13,742
2019	37,755	14,192
2020	39,943	14,988
2021	40,867	15,720
2022 — 2026	224,026	89,353

(2)	Defined contribution plans

Total defined contribution expenses for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Japanese plans	3,602	3,199	3,155
Foreign plans	12,703	13,857	12,419

16.	Stockholders’ equity

(1)	Common stock

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2014, 2015 and 2016 have resulted from the following:

Number of shares
Balance at March 31, 2013	1,011,950,206
Exercise of stock acquisition rights	134,800
Conversion of zero coupon convertible bonds	32,622,761

Balance at March 31, 2014	1,044,707,767
Exercise of stock acquisition rights	948,500
Conversion of zero coupon convertible bonds	124,116,993

Balance at March 31, 2015	1,169,773,260
Issuance of new shares	92,000,000
Exercise of stock acquisition rights	720,500

Balance at March 31, 2016	1,262,493,760

At March 31, 2016, 39,739,861 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2014, 2015 and 2016.

(2)	Retained earnings

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2016 was 467,311 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2016, including cash dividends for the six-month period ended March 31, 2016, has been incorporated in the consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on April 28, 2016 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 20,986 million yen and 29,061 million yen at March 31, 2015 and 2016, respectively.

(3)	Other comprehensive income

Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2013	109,079	(742)	(191,816)	(556,016)	(639,495)
Other comprehensive income before reclassifications	24,388	103	6,896	158,884	190,271
Amounts reclassified out of accumulated other comprehensive income	(5,078)	639	4,987	—	548

Net current-period other comprehensive income	19,310	742	11,883	158,884	190,819
Less: Other comprehensive income attributable to noncontrolling interests	880	—	106	1,923	2,909

Balance at March 31, 2014	127,509	—	(180,039)	(399,055)	(451,585)

	Yen in millions
	Unrealized gains (losses) on securities	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2014	127,509	(180,039)	(399,055)	(451,585)
Other comprehensive income before reclassifications	53,069	(22,552)	67,334	97,851
Amounts reclassified out of accumulated other comprehensive income*1	(14,351)	1,365	(1,544)	(14,530)

Net current-period other comprehensive income	38,718	(21,187)	65,790	83,321
Less: Other comprehensive income attributable to noncontrolling interests	12,074	(95)	5,040	17,019

Balance at March 31, 2015	154,153	(201,131)	(338,305)	(385,283)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2015	154,153	—	(201,131)	(338,305)	(385,283)
Other comprehensive income before reclassifications	45,527	1,914	(174,380)	(83,899)	(210,838)
Amounts reclassified out of accumulated other comprehensive income	(43,307)	(3,112)	2,627	—	(43,792)

Net current-period other comprehensive income	2,220	(1,198)	(171,753)	(83,899)	(254,630)
Less: Other comprehensive income attributable to noncontrolling interests	15,637	—	(1,145)	(1,087)	13,405

Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)

*1	Foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of a complete or substantially complete liquidation or sale of certain foreign subsidiaries and affiliates.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Reclassifications out of accumulated other comprehensive income for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	Yen in millions
Comprehensive income components	Amounts reclassified from accumulated other comprehensive income			Affected line items in consolidated statements of income
	2014	2015	2016
Unrealized gains (losses) on securities	(881)	(10,515)	(19,598)	Financial services revenue
	(7,801)	(7,942)	(47,087)	Gain on sale of securities investments, net
	447	—	3,063	Loss on devaluation of securities investments
	14	—	—	Other

Total before tax	(8,221)	(18,457)	(63,622)
Tax expense or (benefit)	3,143	4,106	20,315

Net of tax	(5,078)	(14,351)	(43,307)

Unrealized gains (losses) on derivative instruments	471	—	—	Interest
	348	—	(8)	Foreign exchange loss, net
	—	—	(3,104)	Cost of sales

Total before tax	819	—	(3,112)
Tax expense or (benefit)	(180)	—	—

Net of tax	639	—	(3,112)

Pension liability adjustment	5,440	2,615	2,867	*
Tax expense or (benefit)	(453)	(1,250)	(240)

Net of tax	4,987	1,365	2,627

Foreign currency translation adjustments	—	(1,544)	—	Foreign exchange loss, net
Tax expense or (benefit)	—	—	—

Net of tax	—	(1,544)	—

Total amounts reclassified out of accumulated other comprehensive income, net of tax	548	(14,530)	(43,792)

*	The amortization of pension and postretirement benefit components are included in the computation of net periodic pension cost. Refer to Note 15.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Equity transactions with noncontrolling interests

Net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2014, 2015 and 2016 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Net income (loss) attributable to Sony Corporation’s stockholders	(128,369)	(125,980)	147,791
Transfers (to) from the noncontrolling interests:
Decrease in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	28	(2,483)	(12,776)

Change from net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	(128,341)	(128,463)	135,015

17.	Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2014, 2015 and 2016 was 1,068 million yen, 1,286 million yen and 1,944 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2014, 2015 and 2016 was 200 million yen, 1,637 million yen and 1,578 million yen, respectively. Sony issued new shares upon exercise of these rights.

Sony has a stock-based compensation incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2014, 2015 and 2016 was 821 yen, 1,139 yen and 1,331 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2014, 2015 and 2016 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2014		2015		2016
Weighted-average assumptions
Risk-free interest rate	1.43%		1.26%		1.07%
Expected lives	7.13 y	ears	7.35 y	ears	7.12	years
Expected volatility*	52.03%		51.69%		42.07%
Expected dividends	1.55%		1.24%		0.75%

*	Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2016 is as follows:

	Fiscal year ended March 31, 2016
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	16,408,500	3,358
Granted	2,342,000	3,355
Exercised	720,500	2,190
Forfeited or expired	2,251,800	3,976

Outstanding at end of the fiscal year	15,778,200	3,188	5.32	5,246

Exercisable at end of the fiscal year	11,558,300	3,319	3.95	4,133

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2014, 2015 and 2016 was 52 million yen, 1,463 million yen and 1,338 million yen, respectively.

As of March 31, 2016, there was 2,944 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.06 years.

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

Sony has insurance policies which cover certain damage directly caused by the Floods for Sony Corporation and certain of its subsidiaries, including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets, inventories and additional expenses including removal and cleaning costs and provide business interruption coverage, including lost profits.

Insurance recoveries were recognized as follows:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Insurance recoveries for fixed assets, inventories and additional expenses	624	—	—
Insurance recoveries for business interruption	11,452	6,387	5,656

	12,076	6,387	5,656

The proceeds from insurance recoveries for fixed assets, inventories and additional expenses and for business interruption were included in investing activities and operating activities, respectively, in the consolidated statements of cash flows.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2013	32,729	—	5,675	38,404
Restructuring costs	41,820	18,991	14,759	75,570
Non-cash charges	—	(18,991)	—	(18,991)
Cash payments	(46,017)	—	(7,177)	(53,194)
Adjustments	3,312	—	659	3,971

Balance at March 31, 2014	31,844	—	13,916	45,760
Restructuring costs	53,261	17,169	20,259	90,689
Non-cash charges	—	(17,169)	—	(17,169)
Cash payments	(48,787)	—	(19,937)	(68,724)
Adjustments	403	—	(42)	361

Balance at March 31, 2015	36,721	—	14,196	50,917
Restructuring costs	27,401	1,828	7,298	36,527
Non-cash charges	—	(1,828)	—	(1,828)
Cash payments	(40,261)	—	(11,232)	(51,493)
Adjustments	(1,330)	—	1,473	143

Balance at March 31, 2016	22,531	—	11,735	34,266

*	Significant asset impairments excluded from restructuring charges are described in Note 13.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Total costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2014
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	440	3,171	3,611	—	3,611
Game & Network Services	58	313	371	—	371
Imaging Products & Solutions	3,466	354	3,820	—	3,820
Home Entertainment & Sound	1,181	377	1,558	34	1,592
Devices	2,896	2,547	5,443	3,451	8,894
Pictures	6,570	152	6,722	13	6,735
Music	685	—	685	—	685
Financial Services	—	—	—	—	—
All Other and Corporate	26,524	26,836	53,360	1,521	54,881

Total	41,820	33,750	75,570	5,019	80,589

	Yen in millions
	Fiscal year ended March 31, 2015
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	3,800	1,906	5,706	85	5,791
Game & Network Services	520	6,752	7,272	—	7,272
Imaging Products & Solutions	6,586	39	6,625	714	7,339
Home Entertainment & Sound	1,959	1	1,960	—	1,960
Devices	3,235	3,761	6,996	426	7,422
Pictures	1,918	—	1,918	—	1,918
Music	1,530	585	2,115	—	2,115
Financial Services	—	—	—	—	—
All Other and Corporate	33,713	24,384	58,097	6,122	64,219

Total	53,261	37,428	90,689	7,347	98,036

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2016
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	17,259	3,669	20,928	710	21,638
Game & Network Services	15	120	135	—	135
Imaging Products & Solutions	78	126	204	—	204
Home Entertainment & Sound	1,181	26	1,207	—	1,207
Devices	(10)	(81)	(91)	—	(91)
Pictures	1,594	7	1,601	5	1,606
Music	1,501	367	1,868	—	1,868
Financial Services	—	—	—	—	—
All Other and Corporate	5,783	4,892	10,675	1,017	11,692

Total	27,401	9,126	36,527	1,732	38,259

*	Other associated costs includes non-cash write-downs and disposals, net

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

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

During the fiscal year ended March 31, 2016, the restructuring plans regarding the Mobile Communication segment progressed as planned by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions described above.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

In an effort to improve the performance of the disc manufacturing business, Sony initiated a number of restructuring activities to reduce its operating costs. These activities resulted in restructuring charges primarily consisting of headcount reductions and the closure and consolidation of manufacturing sites totaling 6,923 million yen for the fiscal year ended March 31, 2015. Refer to Note 13 for the long-lived assets impairments related to the disc manufacturing business other than restructuring charges.

As a result of efforts to optimize the sales and headquarters functions that indirectly support the Electronics businesses, which are described above, Sony recorded restructuring charges primarily consisting of headcount reductions totaling 22,345 million yen and 7,112 million yen during the fiscal years ended March 31, 2015 and 2016.

20.	Supplemental consolidated statements of income information

(1)	Other operating expense, net

Sony records transactions in other operating expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

Other operating expense, net is comprised of the following:

	Yen in millions
	March 31
	2014	2015	2016
Gain on sale of the U.S. headquarters building*1	(5,462)	(5,991)	(6,545)
Gain on sale of Sony City Osaki*1	(4,914)	(4,914)	(4,914)
Gain on sales of music publishing catalog in Pictures segment	(10,307)	(1,871)	—
(Gain) loss on sale, remeasurement, and issuance of M3 shares*2	(13,758)	113	(2)
(Gain) loss on purchase/sale of interests in subsidiaries and affiliates, net*3	(7,753)	1,716	(31,778)
(Gain) loss on sale, disposal or impairment of assets, net*4	90,860	192,605	90,410

	48,666	181,658	47,171

*1	A portion of gain on sale and leaseback transactions is deferred and is amortized on a straight-line basis over the lease term.

*2	Refer to Note 5.

*3	Refer to Notes 24 and 25.

*4	Refer to Notes 9, 13, 19 and 25.

(2)	Research and development costs

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2014, 2015 and 2016 were 466,030 million yen, 464,320 million yen and 468,183 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Advertising costs

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2014, 2015 and 2016 were 474,372 million yen, 444,444 million yen and 391,326 million yen, respectively.

(4)	Shipping and handling costs

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2014, 2015 and 2016 were 62,871 million yen, 65,561 million yen and 50,803 million yen, respectively, which included the internal transportation costs of finished goods.

21.	Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Income (loss) before income taxes:
Sony Corporation and all subsidiaries in Japan	98,152	(88,855)	149,256
Foreign subsidiaries	(72,411)	128,584	155,248

	25,741	39,729	304,504

Income taxes — Current:
Sony Corporation and all subsidiaries in Japan	41,339	40,321	41,080
Foreign subsidiaries	59,904	40,430	53,498

	101,243	80,751	94,578

Income taxes — Deferred:
Sony Corporation and all subsidiaries in Japan	(6,330)	(3,306)	(1,745)
Foreign subsidiaries	(331)	11,288	1,956

	(6,661)	7,982	211

Total income tax expense	94,582	88,733	94,789

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2014	2015	2016
Statutory tax rate	38.3%	36.0%	33.6%
Non-deductible expenses	8.9	16.1	1.6
Income tax credits	(2.1)	(1.4)	(2.0)
Change in statutory tax rate	3.6	(66.7)	(3.3)
Change in valuation allowances	365.7	221.1	10.7
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	0.2	17.4	(0.8)
Lower tax rate applied to life and non-life insurance business in Japan	(31.0)	(24.6)	(2.3)
Foreign income tax differential	25.7	(79.7)	(6.9)
Adjustments to tax reserves	58.3	(23.1)	0.7
Effect of equity in net income (loss) of affiliated companies	9.0	0.1	0.0
Tax benefit related to intraperiod tax allocation	(111.9)	(27.2)	—
Impairment of goodwill related to mobile communications business	—	159.5	—
Other	2.7	(4.2)	(0.2)

Effective income tax rate	367.4%	223.3%	31.1%

In March 2014, the Japanese legislature enacted tax law changes which included lowering the national corporate tax rate. As a result, the statutory tax rate for the fiscal year ended March 31, 2015 was approximately 36%. This tax law change did not have a material impact on Sony’s results of operations.

In March 2015, the Japanese legislature enacted tax law changes which included further lowering of the national corporate tax rate, limiting the annual use of net operating loss carryforwards to 65% of taxable income for the periods ending March 31, 2016 and 2017 and to 50% of taxable income for periods beginning on or after April 1, 2017, and increasing the net operating loss carryforward period from nine to ten years for losses incurred in the tax years beginning on or after April 1, 2017. As a result, the statutory tax rate for the fiscal year ending March 31, 2016 was approximately 33%. The limitation on the use of net operating loss carryforwards, however, may result in cash tax payments being due if there is taxable income in Japan even though Sony Corporation and its national tax filing group in Japan have significant net operating loss carryforwards available. In addition, the limitation on the use of losses, when combined with the relatively short carryforward period, increases the risk of some net operating loss carryforwards expiring unutilized. The impact of the tax law changes resulted in a net deferred tax benefit of 26,588 million yen for the fiscal year ended March 31, 2015, primarily due to a reduction to the deferred tax liabilities in the insurance business in Japan.

In March 2016, the Japanese legislature enacted tax law changes which included further lowering of the national corporate tax rate, limiting the annual use of net operating loss carryforwards to 60% of taxable income for the period ending March 31, 2017, to 55% of taxable income for the period ending March 31, 2018, and to 50% of taxable income for periods beginning on or after April 1, 2018. As a result, the statutory tax rate from the fiscal year ending March 31, 2017 onward will be approximately 31.5%. The impact of the tax law changes resulted in a net deferred tax benefit of 10,735 million yen for the fiscal year ended March 31, 2016, primarily due to a reduction to the deferred tax liabilities in the insurance business in Japan.

Under the accounting guidance for intraperiod tax allocation, Sony is required to consider all items of income (including items recorded in other comprehensive income) in determining the amount of tax benefit that

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

should be allocated to a loss from continuing operations. During the fiscal years ended March 31, 2014 and 2015, Sony Corporation and its national tax filing group in Japan and certain other jurisdictions incurred a loss from continuing operations while also recording other comprehensive income. As a result, Sony allocated 28,797 million yen and 10,799 million yen of tax benefit to continuing operations, respectively, which was exactly offset by additional income tax expense in other comprehensive income. The total income tax provision did not change and these jurisdictions continue to be impacted by the full valuation allowance on deferred tax assets. During the fiscal year ended March 31, 2016, there was no application of the intraperiod allocation rules as no jurisdictions met the necessary criteria.

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2015	2016
Deferred tax assets:
Operating loss carryforwards for tax purposes	550,824	483,590
Accrued pension and severance costs	89,797	131,262
Film costs	177,741	175,439
Warranty reserves and accrued expenses	103,695	96,327
Future insurance policy benefits	25,304	27,419
Inventory	35,478	38,219
Depreciation	57,140	48,339
Tax credit carryforwards	105,645	145,011
Reserve for doubtful accounts	9,455	10,179
Impairment of investments	22,444	47,083
Deferred revenue in the Pictures segment	24,438	16,336
Other	165,552	140,218

Gross deferred tax assets	1,367,513	1,359,422
Less: Valuation allowance	(1,077,622)	(1,055,858)

Total deferred tax assets	289,891	303,564

Deferred tax liabilities:
Insurance acquisition costs	(150,677)	(144,207)
Future insurance policy benefits	(112,996)	(132,521)
Unbilled accounts receivable in the Pictures segment	(83,472)	(99,625)
Unrealized gains on securities	(94,065)	(97,745)
Intangible assets acquired through stock exchange offerings	(24,927)	(23,794)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(35,076)	(33,933)
Investment in M3	(37,342)	(35,666)
Other	(66,556)	(53,750)

Gross deferred tax liabilities	(605,111)	(621,241)

Net deferred tax liabilities	(315,220)	(317,677)

Based on the weight of the available positive and negative evidence, for the fiscal year ended March 31, 2016, Sony continued to maintain valuation allowances against the deferred tax assets at Sony Corporation and its national tax filing group in Japan, as well as at Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group, Sony Mobile Communications in Sweden, Sony Europe Limited (“SEU”) in the U.K., certain subsidiaries in Brazil, and certain subsidiaries in other tax jurisdictions.

The net changes in the total valuation allowance were increases of 96,283 million yen and 50,092 million yen for the fiscal years ended March 31, 2014 and 2015, respectively, and a decrease of 21,764 million yen for the fiscal year ended March 31, 2016.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The increase in the valuation allowance during the fiscal year ended March 31, 2014 was primarily due to continuing losses at Sony Corporation and its national tax filing group in Japan and SAHI and its consolidated tax filing group in the U.S. In addition, certain other foreign subsidiaries recorded valuation allowances against their deferred tax assets.

The increase in the valuation allowances during the fiscal year ended March 31, 2015 was primarily due to increasing tax credit carryforwards at SAHI and its consolidated tax filing group in the U.S. and continuing losses at Sony Corporation and its national tax filing group in Japan.

The decrease in the valuation allowances during the fiscal year ended March 31, 2016 was primarily due to the effect of foreign currency translation adjustments at SAHI and its consolidated tax filing group in the U.S. and the reversal of valuation allowances for local tax purposes for certain Japanese subsidiaries based on the weight of the available positive and negative evidence, including the strength of earnings in recent years and their forecast of continuing profits. These decreases were partially offset by an increase in the valuation allowance for accrued pension and severance costs in the national tax filing group in Japan.

Net deferred tax assets (net of valuation allowance) and liabilities are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2015	2016
Current assets — Deferred income taxes	47,788	40,940
Other assets — Deferred income taxes	89,637	97,639
Current liabilities — Other	(6,769)	(5,330)
Long-term liabilities — Deferred income taxes	(445,876)	(450,926)

Net deferred tax liabilities	(315,220)	(317,677)

At March 31, 2016, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 333,177 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on the possible future disposition of its investment based on its tax planning strategies.

At March 31, 2016, Sony had net operating loss carryforwards, the tax effect of which totaled 483,590 million yen, which may be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 152,986 million yen with no expiration period, substantially all of the total net operating loss carryforwards expire at various dates between the fiscal years ending March 31, 2018 and 2024, and the remaining amounts have expiration periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards at March 31, 2016 amounted to 145,011 million yen. With the exception of 21,807 million yen with no expiration period, substantially all of the total available tax credit carryforwards expire at various dates between the fiscal years ending March 31, 2017 and 2026.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2014	2015	2016
Balance at beginning of the fiscal year	191,886	214,795	157,345
Reductions for tax positions of prior years	(19,696)	(2,898)	(34,893)
Additions for tax positions of prior years	9,325	9,532	6,253
Additions based on tax positions related to the current year	21,877	3,740	3,393
Settlements	(6,687)	(75,272)	(12,556)
Lapse in statute of limitations	(4,643)	(4,320)	(8,229)
Foreign currency translation adjustments	22,733	11,768	(6,411)

Balance at end of the fiscal year	214,795	157,345	104,902

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	93,098	93,538	49,323

The major changes, including settlements, in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Bilateral Advance Pricing Agreements (“APAs”) and competent authority requests filed for certain subsidiaries in the MC, G&NS IP&S, HE&S, and Devices segments and All Other, with respect to the intercompany cross-border transactions. The APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APAs are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

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

During the fiscal year ended March 31, 2016, Sony reversed 1,055 million yen of interest expense and recorded 674 million yen of penalties. At March 31, 2016, Sony had recorded liabilities of 5,789 million yen and 4,358 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 3,136 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2008 through 2015, and by the U.S. and other material foreign taxing authorities for tax years from 1998 through 2015.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2014, 2015 and 2016 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(128,369)	(125,980)	147,791

	Thousands of shares
Weighted-average shares outstanding	1,027,024	1,114,424	1,237,802
Effect of dilutive securities:
Stock acquisition rights	—	—	2,109
Zero coupon convertible bonds	—	—	17,972

Weighted-average shares for diluted EPS computation	1,027,024	1,114,424	1,257,883

	Yen
Basic EPS	(124.99)	(113.04)	119.40

Diluted EPS	(124.99)	(113.04)	117.49

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2014, 2015 and 2016 were 142,866 thousand shares, 17,019 thousand shares and 11,357 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the fiscal years ended March 31, 2014 and 2015 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these fiscal years, and potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal year ended March 31, 2016 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the fiscal year. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation for the fiscal year ended March 31, 2016 under the if-converted method beginning upon issuance.

23.	Variable interest entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include several joint ventures in the recorded music business, the U.S.-based music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described in Note 6. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of theses VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of Sony are not available to settle the obligations of these VIEs. As of March 31, 2016, the total assets and liabilities for these VIEs, on an aggregate basis, were 28,493 million yen and 2,459 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony’s U.S.-based music publishing subsidiary is a joint venture with a third-party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions, and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture. In addition, the third-party investor receives a guaranteed annual dividend of up to 17.3 million U.S. dollars through December 15, 2016. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as the obligation to absorb the losses of the VIE due to its obligation to provide funding to the joint venture. As a result, it has been determined that Sony is the primary beneficiary. As of March 31, 2016, the assets and liabilities of the VIE that were included in Sony’s consolidated balance sheets were as follows:

Yen in millions
Assets:
Cash and cash equivalents	8,559
Account receivables, net	3,709
Other current assets	27,472
Property, plant and equipment, net	1,389
Intangibles, net	61,766
Goodwill	16,964
Other noncurrent assets	8,972

Total assets	128,831

Liabilities:
Accounts payable and accrued expenses	43,232
Other current liabilities	11,330
Other noncurrent liabilities	4,220

Total liabilities	58,782

Sony and the third-party investor entered into a binding Memorandum of Understanding on March 14, 2016 and a definitive agreement on April 18, 2016 (the “Music Publishing Purchase Agreements”) for Sony to obtain full ownership of the U.S.-based music publishing subsidiary by acquiring the 50% interest in the subsidiary held by the third-party investor. The Music Publishing Purchase Agreements call for total payments of 750 million U.S. dollars, which includes a lump sum payment of 733 million U.S. dollars as well as distributions the subsidiary previously committed to pay to the third-party investor. The closing of the transaction is subject to certain closing conditions, including regulatory approval.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

In connection with the July 2013 refinancing of the debt obligations of the third-party investor in the music publishing subsidiary described above, Sony has issued a guarantee to a creditor of the third-party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 260.5 million U.S. dollars to the creditor should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third-party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third-party investor’s 50% ownership interest in the music publishing subsidiary. As of March 31, 2016, the fair value of the assets held by the trust exceeded 260.5 million U.S. dollars.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

As described in Note 5, on June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing. In addition, DHP entered into an agreement with Sony’s U.S.-based music publishing subsidiary in which the subsidiary provides administration services to DHP (the “Administration Agreement”). DHP was determined to be a VIE as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement. Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquisition and retention of copyrights and the licensing of songs. These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such, Sony is not the primary beneficiary of the VIE. At March 31, 2016, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE are Sony’s net investment of 187.9 million U.S. dollars and a net receivable balance of 1.3 million U.S. dollars. Sony’s maximum exposure to losses as of March 31, 2016 is the aggregate amount recorded on its balance sheet of 189 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a distribution agreement with and made an investment in a production company that will develop, produce and finance feature-length motion pictures and television programming. The investment is accounted for under the cost method. The production company is a VIE as many of the decision making rights for the entity reside within the equity interests held by the management of the production company which are not at risk of economic loss. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the production company. Sony’s maximum exposure to losses as of March 31, 2016 is the amount of investment and the future funding commitments, which total 50 million U.S. dollars.

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

In December 2012, the other investor in Game Show Network (“GSN”) exercised its put right and Sony acquired an 18% equity interest for 234 million U.S. dollars, bringing Sony’s total equity interest to 58%. For the 18% interest, Sony made a payment of 117 million U.S. dollars plus interest of 4 million U.S. dollars on April 2, 2013 and a second payment of 117 million U.S. dollars plus interest of 12 million U.S. dollars on December 13, 2013. Beginning on April 1, 2015, a buy/sell provision also applies to the equity interests in GSN owned by Sony and the other investor and may be exercised from April 1 of each year for a 60 business day window.

(2)	Sony Semiconductor acquisitions

On March 31, 2014, Sony Semiconductor Corporation (“SCK”), a wholly-owned subsidiary of Sony, acquired from Renesas Electronics Corporation (“Renesas”) semiconductor fabrication equipment and certain related assets (“Renesas Transferred Assets”) for 7,510 million yen. SCK is utilizing the Renesas Transferred Assets to establish a new technology center and further strengthen its production capacity for CMOS image sensors. The purchase price was allocated and recorded primarily to machinery and equipment. SCK also entered into a supply arrangement with Renesas to manufacture and supply system LSIs for a certain period following the acquisition. In connection with this, SCK also acquired related inventories from Renesas.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

As the purchase price for the Renesas Transferred Assets was fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, no goodwill was recorded as part of the acquisition. The unaudited supplemental pro forma results of operations have not been presented because the effect of the acquisition was not material.

On December 4, 2015, Sony Corporation and Toshiba Corporation (“Toshiba”) signed definitive agreements (the “Transfer Agreements”) to transfer to Sony Corporation and to SCK, Toshiba-owned semiconductor fabrication facilities, equipment and related assets, as well as other related equipment and assets owned by Toshiba, for 19,000 million yen.

On March 31, 2016, pursuant to the Transfer Agreements, SCK acquired from Toshiba a portion of the semiconductor fabrication facilities, equipment and related assets (the “Toshiba Transferred Assets”) for 16,700 million yen. The purchase price for the Toshiba Transferred Assets is included within Other in the investing activities section of the consolidated statements of cash flows. SCK is utilizing the Toshiba Transferred Assets to establish a new technology center and further strengthen its production capacity for CMOS image sensors. The purchase price for the Toshiba Transferred Assets was allocated and recorded primarily to machinery and equipment. SCK also entered into a supply arrangement with Toshiba to manufacture and supply CMOS image sensors for a certain period following the acquisition. In connection with this acquisition, SCK also acquired related inventories from Toshiba. SCK subsequently changed its name to Sony Semiconductor Manufacturing Corporation, effective April 1, 2016.

As the purchase price for the Toshiba Transferred Assets was fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, no goodwill was recorded as part of the acquisition. The unaudited supplemental pro forma results of operations have not been presented because the effect of the acquisition was not material.

(3)	Orchard acquisition

In April 2015, Sony Music Entertainment (“SME”), a wholly owned subsidiary of Sony, increased its shareholding in The Orchard to 100% by acquiring Orchard Asset Holdings, LLC’s 49% equity interest for 22,168 million yen (185 million U.S. dollars).

Prior to the acquisition, SME’s interest in The Orchard was accounted for under the equity method of accounting. As a result of SME’s obtaining a controlling interest in The Orchard, Sony consolidated The Orchard in accordance with the accounting guidance for business combinations achieved in stages and remeasured the 51% equity interest in The Orchard that it owned prior to the acquisition at a fair value, and recognized a gain of 18,085 million yen (151 million U.S. dollars) in other operating expense, net in the consolidated statement of income. As a result of the acquisition, Sony recorded 36,664 million yen (307 million U.S. dollars) of goodwill and 13,806 million yen (115 million U.S. dollars) of intangible assets. The cash consideration of 19,547 million yen (164 million U.S. dollars) paid in this transaction, net of cash received, is included within Other in the investing activities section of the consolidated statements of cash flows.

The unaudited supplemental pro forma results of operations have not been presented because the effect of the acquisition was not material.

(4)	Other acquisitions

During the fiscal year ended March 31, 2014, Sony completed other acquisitions for total consideration of 19,373 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 10,243 million yen of goodwill and 10,965 million yen of intangible assets.

During the fiscal year ended March 31, 2015, Sony completed other acquisitions for total consideration of 23,103 million yen which were paid for primarily in cash and included the August 14, 2014 acquisition of CSC

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Media Group for total cash consideration of 18,900 million yen. CSC Media Group is one of the United Kingdom’s largest independent cable and satellite TV channel groups. There was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 12,626 million yen of goodwill and 10,731 million yen of intangible assets.

During the fiscal year ended March 31, 2016, Sony completed other acquisitions for total consideration of 46,233 million yen which were paid for primarily in cash and included the February 1, 2016 acquisition of Altair for total consideration of 25,565 million yen. Altair develops and sells products focused on LTE (Long Term Evolution) technologies. There was no material contingent consideration subject to future change. The cash consideration of 22,657 million yen paid in the Altair transaction is included within Other in the investing activities section of the consolidated statements of cash flows. As a result of these acquisitions, Sony recorded 36,128 million yen of goodwill and 14,983 million yen of intangible assets, of which 17,879 million yen of goodwill and 6,600 million yen of intangible assets related to the Altair transaction.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of other acquisitions, individually and in aggregate, were not material.

25.	Divestitures

(1)	Gracenote

On January 31, 2014, Sony sold all the shares of Gracenote, Inc., a wholly-owned subsidiary within All Other, to the Tribune Company for 170 million U.S. dollars subject to certain adjustments. The sale resulted in net cash proceeds of 156 million U.S. dollars and a gain of 54 million U.S. dollars, recorded within other operating expense, net in the consolidated statements of income.

(2)	PC business

On February 6, 2014, Sony announced an updated strategic plan to concentrate the mobile business on smartphones and tablets and ultimately exit the PC business, which was included in All Other, following continued challenges in the PC market. As a result, for the fiscal year ended March 31, 2014, Sony recorded an impairment loss of 12,817 million yen for long-lived assets, based on the present value of estimated net cash flows. Additionally, Sony recorded charges of 8,019 million yen in cost of sales in the consolidated statements of income for expenses to compensate suppliers for unused components reflecting the termination of future manufacturing and charges of 7,278 million yen primarily for employee termination benefits which are included in selling, general and administrative expenses in the consolidated statements of income. These incremental costs directly resulted from Sony’s decision to exit the PC business and were recorded as restructuring charges. Also for the fiscal year ended March 31, 2014, Sony recorded charges of 17,391 million yen, primarily for the write-down of excess components in inventory which are included in cost of sales in the consolidated statements of income, and in All Other, Sony recorded restructuring charges of 12,819 million yen primarily in selling, general and administrative expenses in the consolidated statements of income relating to a reduction in the scale of sales companies resulting from Sony’s decision to exit the PC business.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Sale of the logistics business

On April 1, 2015, in connection with the formation of a logistics joint venture, Sony sold a part of its logistics business in Japan, Thailand, and Malaysia within Corporate to MITSUI-SOKO HOLDINGS Co., Ltd. for a sales price of 19,211 million yen. As a result of the sale, Sony recognized a gain of 12,284 million yen in other operating expense, net in the consolidated statement of income.

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

For the years ended March 31, 2014, 2015 and 2016, 17,291 million yen, 23,741 million yen and 30,888 million yen, respectively, were recorded as net sales for amounts due from the other participants and 16,359 million yen, 22,983 million yen and 38,303 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants in these collaborative arrangements.

27.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2016, the total unused portion of the lines of credit extended under these contracts was 30,611 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of March 31, 2016 amounted to 420,250 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of March 31, 2016, these subsidiaries were committed to make payments under such contracts of 138,586 million yen.

As discussed in Note 23 and under the Guarantees section below, a subsidiary in the Music segment has entered into the Music Publishing Purchase Agreements with the third-party investor to obtain full ownership of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the U.S.-based music publishing subsidiary, the closing of which is subject to certain conditions including regulatory approval. As of March 31, 2016, the subsidiary was committed to make payments of 750 million U.S. dollars under the Music Publishing Purchase Agreements.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of March 31, 2016, these subsidiaries were committed to make payments of 54,198 million yen under such long-term contracts.

A subsidiary in the Game & Network Services segment has entered into long-term contracts for programming content. These contracts cover various periods mainly up to four years. As of March 31, 2016, this subsidiary was committed to make payments of 25,741 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within three years. As of March 31, 2016, Sony has committed to make payments of 15,727 million yen under such long-term contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five fiscal years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2017	279,201
2018	67,192
2019	39,889
2020	14,265
2021	8,685
Later fiscal years	11,018

Total	420,250

(3)	Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. In March 2014, the DOJ notified Sony that it had closed its investigation. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation, its subsidiary in Japan, Sony Optiarc Inc., and two other subsidiaries 31 million euros. In December 2015, Sony filed an appeal with the European Union’s General Court. Sony understands that the investigations by several other agencies have now ended, but one other agency continues to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. Although certain of these lawsuits have reached a settlement, including the class action brought by the direct purchasers in the United States, certain other lawsuits continue. Based on the remaining investigation and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Although certain of these lawsuits have reached a settlement, including the class actions brought by the direct purchasers and the indirect purchasers in the United States, the proposed settlements of which are pending court approvals, other lawsuits continue. Based on the stage of these proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

A Sony subsidiary outside Japan is subject to a non-Japanese customs investigation in connection with the import and export of certain HE&S products. Sony is cooperating with the relevant government authorities. Based on the stage of this investigation and information currently available, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of this investigation.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2016 amounted to 38,565 million yen. The major components of these guarantees are as follows:

As discussed in Note 23, Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 260.5 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S.-based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. As of March 31, 2016, the fair value of the collateral exceeded 260.5 million U.S. dollars. Sony entered into the Music Publishing Purchase Agreements with the third-party investor to obtain full ownership of the U.S.-based music publishing subsidiary. Under the terms of the Music Publishing Purchase Agreements, Sony will pay the third-party investor a lump sum payment of 733 million U.S. dollars upon closing plus 17 million U.S. dollars of distributions to which the subsidiary previously committed. The closing of the transaction is subject to certain closing conditions, including regulatory approval. Upon the successful close of the transaction, the guarantee provided to the creditor of the third-party investor will be terminated.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition to the above, Sony issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The changes in product warranty liability for the fiscal years ended March 31, 2014, 2015 and 2016 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Balance at beginning of the fiscal year	66,776	79,718	75,129
Additional liabilities for warranties	83,959	87,902	83,227
Settlements (in cash or in kind)	(72,230)	(78,356)	(81,462)
Changes in estimate for pre-existing warranty reserve	(6,070)	(13,731)	(6,440)
Translation adjustment	7,283	(404)	(3,511)

Balance at end of the fiscal year	79,718	75,129	66,943

28.	Business segment information

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

Sony realigned its business segments for the fiscal year ended March 31, 2016 to reflect modifications to its organizational structure, primarily repositioning certain operations, which were in All Other and the Devices segment. In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other are now included in the MC segment. Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the HE&S segment. In addition, the medical business previously included in All Other has been integrated into the IP&S segment as a result of a change in the Corporate Executive Officer in charge of the medical business. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The MC segment includes the manufacture and sale of mobile phones and an Internet-related service business. The G&NS segment includes the manufacture and sales of home gaming products, network services business and production and sales of software. The IP&S segment includes Digital Imaging Products, Professional Solutions and Medical business. The HE&S segment includes Televisions, and Audio and Video. The Devices segment includes Semiconductors and Components. The Pictures segment includes Motion Pictures, Television Productions and Media Networks. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including, the disc overseas manufacturing business and the PC business. Sony’s products and services are generally unique to a single operating segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Sales and operating revenue:
Mobile Communications —
Customers	1,262,849	1,409,179	1,121,925
Intersegment	2,165	1,036	5,548

Total	1,265,014	1,410,215	1,127,473
Game & Network Services —
Customers	946,479	1,292,146	1,479,775
Intersegment	97,379	95,883	72,118

Total	1,043,858	1,388,029	1,551,893
Imaging Products & Solutions —
Customers	739,800	720,138	704,468
Intersegment	4,005	3,712	6,724

Total	743,805	723,850	711,192
Home Entertainment & Sound —
Customers	1,196,698	1,235,686	1,155,085
Intersegment	3,040	2,371	3,957

Total	1,199,738	1,238,057	1,159,042
Devices —
Customers	552,398	725,960	766,757
Intersegment	189,422	201,120	169,023

Total	741,820	927,080	935,780
Pictures —
Customers	828,668	876,314	935,827
Intersegment	916	2,367	2,315

Total	829,584	878,681	938,142
Music —
Customers	498,330	540,504	600,969
Intersegment	18,626	18,740	16,675

Total	516,956	559,244	617,644
Financial Services —
Customers	988,944	1,077,604	1,066,319
Intersegment	4,902	6,025	6,750

Total	993,846	1,083,629	1,073,069
All Other —
Customers	701,089	298,694	242,149
Intersegment	60,683	87,909	91,092

Total	761,772	386,603	333,241
Corporate and elimination	(329,127)	(379,508)	(341,764)

Consolidated total	7,767,266	8,215,880	8,105,712

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Operating income (loss):
Mobile Communications	8,721	(217,574)	(61,435)
Game & Network Services	(18,845)	48,104	88,668
Imaging Products & Solutions	12,201	41,779	72,134
Home Entertainment & Sound	(20,982)	24,102	50,558
Devices	(16,937)	89,031	(28,580)
Pictures	51,619	58,527	38,507
Music	52,406	60,604	87,323
Financial Services	170,292	193,307	156,543
All Other	(120,245)	(94,977)	2,009

Total	118,230	202,903	405,727
Corporate and elimination	(91,735)	(134,355)	(111,530)

Consolidated operating income	26,495	68,548	294,197
Other income	42,453	25,076	66,849
Other expenses	(43,207)	(53,895)	(56,542)

Consolidated income before income taxes	25,741	39,729	304,504

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

All Other includes the results of the PC business and the disc manufacturing business (Refer to Notes 13 and 25). For the fiscal year ended March 31, 2015, the PC business results include sales company fixed costs which were allocated based on historical results.

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

Within the HE&S segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the fiscal years ended March 31, 2014, 2015 and 2016 were (25,705) million yen, 8,286 million yen and 25,812 million yen, respectively. The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Equity in net income (loss) of affiliated companies:
Mobile Communications	(2,700)	(534)	(186)
Game & Network Services	—	—	—
Imaging Products & Solutions	188	(70)	—
Home Entertainment & Sound	—	—	—
Devices	—	—	—
Pictures	(1,829)	(742)	(981)
Music	2,338	3,471	3,801
Financial Services	(2,336)	(782)	(645)
All Other	(3,035)	2,578	249

Consolidated total	(7,374)	3,921	2,238

Depreciation and amortization:
Mobile Communications	23,815	24,128	24,186
Game & Network Services	16,529	18,336	20,798
Imaging Products & Solutions	39,589	32,622	28,472
Home Entertainment & Sound	25,806	25,238	21,781
Devices	106,472	87,795	105,975
Pictures	18,078	19,980	22,375
Music	15,572	14,644	17,795
Financial Services, including deferred insurance acquisition costs	54,348	66,223	102,270
All Other	25,416	11,507	10,286

Total	325,625	300,473	353,938
Corporate	51,070	54,151	43,153

Consolidated total	376,695	354,624	397,091

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Sales and operating revenue:
Mobile Communications	1,262,849	1,409,179	1,121,925
Game & Network Services
Hardware	513,425	733,757	721,829
Network	200,229	351,467	529,318
Other	232,825	206,922	228,628

Total	946,479	1,292,146	1,479,775
Imaging Products & Solutions
Digital Imaging Products	442,723	432,594	418,232
Professional Solutions	277,417	271,903	262,675
Other	19,660	15,641	23,561

Total	739,800	720,138	704,468
Home Entertainment & Sound
Televisions	754,308	835,068	797,764
Audio and Video	431,519	396,814	354,946
Other	10,871	3,804	2,375

Total	1,196,698	1,235,686	1,155,085
Devices
Semiconductors	342,072	501,015	558,983
Components	207,833	217,935	197,316
Other	2,493	7,010	10,458

Total	552,398	725,960	766,757
Pictures
Motion Pictures	422,255	434,253	447,355
Television Productions	247,568	252,456	270,115
Media Networks	158,845	189,605	218,357

Total	828,668	876,314	935,827
Music
Recorded Music	347,684	383,350	412,718
Music Publishing	66,869	70,959	71,258
Visual Media and Platform	83,777	86,195	116,993

Total	498,330	540,504	600,969
Financial Services	988,944	1,077,604	1,066,319
All Other	701,089	298,694	242,149
Corporate	52,011	39,655	32,438

Consolidated total	7,767,266	8,215,880	8,105,712

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Geographic Information:

Sales and operating revenue attributed to countries and areas based on location of external customers for the fiscal years ended March 31, 2014, 2015 and 2016 and property, plant and equipment, net as of March 31, 2015 and 2016 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2014	2015	2016
Sales and operating revenue:
Japan	2,199,099	2,233,776	2,317,312
United States	1,302,052	1,528,097	1,733,759
Europe	1,753,526	1,932,941	1,881,329
China	520,539	546,697	540,497
Asia-Pacific	1,013,635	1,052,453	959,171
Other Areas	978,415	921,916	673,644

Total	7,767,266	8,215,880	8,105,712

	Yen in millions
	March 31
	2015	2016
Property, plant and equipment, net:
Japan	495,502	625,143
United States	85,412	99,743
Europe	38,637	31,738
China	69,854	19,884
Asia-Pacific	41,096	37,042
Other Areas	8,784	7,268

Total	739,285	820,818

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue or property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2014, 2015 and 2016.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

29.	Subsequent events

(1)	Kumamoto Earthquake

In April 2016, a series of earthquakes occurred in the Kumamoto region of Japan. Due to these earthquakes, the operations at Sony Semiconductor Manufacturing Corporation’s Kumamoto Technology Center, which is the primary manufacturing site for image sensors for digital cameras and security cameras as well as micro-display devices, have been affected. These earthquakes may have an adverse impact on Sony’s operation of the Devices and IP&S business segments, primarily. Sony expects a significant impact on its financial position and results of operations for the fiscal year ending March 31, 2017 due to these earthquakes. Sony is currently evaluating the amounts to be recognized for the fiscal year ending March 31, 2017, including losses of fixed assets and inventory, and insurance recoveries.

(2)	Termination of the development and manufacturing of certain camera modules

In May 2016, Sony decided to terminate the development and manufacturing of high-functionality camera modules for external sale, the mass production of which was being prepared at Sony Semiconductor Manufacturing Corporation’s Kumamoto Technology Center, as a result of a reconsideration of the strategy of this business from a long-term perspective. Sony expects a significant impact on its consolidated results due to this termination. Sony is currently evaluating the expenses to be recognized related to this termination for the fiscal year ending March 31, 2017.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Additions charged to costs and expenses	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2014:
Allowance for doubtful accounts and sales Returns	67,625	42,450	(42,180)	7,618	75,513

Fiscal year ended March 31, 2015:
Allowance for doubtful accounts and sales returns	75,513	60,252	(51,211)	2,044	86,598

Fiscal year ended March 31, 2016:
Allowance for doubtful accounts and sales returns	86,598	56,687	(66,443)	(4,059)	72,783

Notes: 1. Reversal including amounts written off. 2. Translation adjustment.
	Balance at beginning of period	Additions	Deductions	Other (Note 1)	Balance at end of period
Fiscal year ended March 31, 2014:
Valuation allowance — Deferred tax assets	931,247	112,533	(57,914)	41,664	1,027,530

Fiscal year ended March 31, 2015:
Valuation allowance — Deferred tax assets	1,027,530	137,039	(80,541)	(6,406)	1,077,622

Fiscal year ended March 31, 2016:
Valuation allowance — Deferred tax assets	1,077,622	154,171	(116,277)	(59,658)	1,055,858

Note:

1.	Translation adjustment and the effect of changes in statutory tax rate.