Form 20-F
period 2017-03-31
SONY CORP
filed 2017-06-15
CIK 313838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

	Outstanding as of
	March 31, 2017	March 31, 2017
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,262,690,438
American Depositary Shares		106,342,079

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;

(ii)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;

(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market and regulatory conditions;

(vi)	changes in laws, regulations and government policies in the markets in which Sony operates, including those related to taxation and corporate social responsibility;

(vii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(viii)	Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(ix)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;

(x)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;

(xi)	significant volatility and disruption in the global financial markets or a ratings downgrade;

(xii)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xiii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, supply and distribution of its products, and its other business operations;

(xiv)	the outcome of pending and/or future legal and/or regulatory proceedings;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;

(xvi)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and

(xviii)	risks related to catastrophic disasters or similar events.

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

In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.” In addition, sales and operating revenue are referred to as “sales” in the narrative description except in the consolidated financial statements.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

A.	Selected Financial Data

	Fiscal year ended March 31
	2013		2014	2015	2016		2017
	(Yen in millions, yen per share amounts)
Income statement data:
Sales and operating revenue	6,795,504		7,767,266	8,215,880	8,105,712		7,603,250
Equity in net income (loss) of affiliated companies	(6,948)		(7,374)	3,921	2,238		3,563
Operating income	226,503		26,495	68,548	294,197		288,702
Income before income taxes	242,084		25,741	39,729	304,504		251,619
Income taxes	140,398		94,582	88,733	94,789		124,058
Net income (loss) attributable to Sony Corporation’s stockholders	41,540		(128,369)	(125,980)	147,791		73,289
Comprehensive income (loss)	325,798		121,978	34,317	(44,915)		143,652
Data per share of Common Stock:
Net income (loss) attributable to Sony Corporation’s stockholders*
— Basic	41.32		(124.99)	(113.04)	119.40		58.07
— Diluted	38.79		(124.99)	(113.04)	117.49		56.89
Cash dividends declared Interim	12.50		12.50	—	10.00		10.00
	(15.18 cents	)	(12.12 cents )	—	(8.09 cents	)	(8.79 cents	)
Cash dividends declared Fiscal year-end	12.50		12.50	—	10.00		10.00
	(12.46 cents	)	(12.19 cents )	—	(9.01 cents	)	(9.13 cents	)
Balance sheet data:
Sony Corporation’s stockholders’ equity	2,192,262		2,258,137	2,317,077	2,463,340		2,497,246
Common stock	630,923		646,654	707,038	858,867		860,645
Net assets	2,672,004		2,783,141	2,928,469	3,124,410		3,135,422
Total assets	14,211,033		15,333,720	15,834,331	16,673,390		17,660,556
Number of shares issued at fiscal year-end (thousands of shares of common stock)	1,011,950		1,044,708	1,169,773	1,262,494		1,263,764
Sony Corporation’s stockholders’ equity per share of common stock	2,168.62		2,163.63	1,982.54	1,952.79		1,977.72

* Refer to Note 22 of the consolidated financial statements.

	Average	High	Low	Period-end
	(Yen)
Yen exchange rates per U.S. dollar:
Fiscal year ended March 31
2013	82.96	96.16	77.41	94.16
2014	100.15	105.25	92.96	102.98
2015	109.75	121.50	101.26	119.96
2016	120.04	125.58	111.30	112.42
2017	108.25	118.32	100.07	111.41
2017
January	—	117.68	112.72	112.72
February	—	114.34	111.74	112.06
March	—	115.02	110.48	111.41
April	—	111.52	108.40	111.44
May	—	114.19	110.68	110.71
June (through June 9)	—	111.24	109.34	110.61

The yen exchange rates represent noon buying rates for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York for the business days in the respective periods.

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

Sony’s electronics businesses compete against competitors, including new entrants, on the basis of various factors including price and function. Even for those products where Sony believes it has a strong competitive advantage, such as image sensors, it is possible that its competitors’ technological capabilities will catch up with Sony’s, and Sony will be unable to maintain its advantageous market position. In its consumer electronics businesses, in order to produce products that appeal to changing and increasingly diverse consumer preferences or to overcome the fact that a relatively high percentage of consumers already possess products similar to those that Sony offers, Sony must develop superior technology, anticipate consumer tastes and rapidly develop attractive and differentiated products with competitive selling prices and features. Sony faces increasingly intense pricing pressure from competitors, retailer consolidation, and shorter product cycles in a variety of consumer product categories. Sony’s operating results depend on Sony’s ability to continue to efficiently develop and offer products at competitive prices, through multiple sales channels, that meet changing and increasingly diverse consumer preferences. If Sony is unable to maintain its advantageous market position in the fields in which it has a technological or other competitive advantage, if Sony is unable to effectively anticipate and counter the ongoing price erosion that frequently affects its consumer products, if there is a change in existing business models or consumer preferences, or if the average selling prices of its consumer products decrease faster than Sony is able to reduce its manufacturing costs, Sony’s operating results and financial condition may be adversely impacted.

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

Sony’s businesses operate in intensely competitive markets characterized by changing consumer preferences and rapid technological innovation. Due to advanced technological innovation and the relative ease of technology imitation, new products and services tend to become standardized more rapidly, leading to more intense competition and ongoing price erosion. In order to strengthen the competitiveness of its products in this environment, Sony continues to invest heavily in research and development(“R&D”), particularly in growth areas such as image sensors and the Game & Network Services (“G&NS”) segment, and intends to limit its expenses in markets it deems mature or as having limited growth potential. However, Sony may not be successful in identifying growth potential and evaluating major market trends, its investments may not yield the innovation or the expected results quickly enough, or competitors may lead Sony in technological innovation. This may hinder Sony’s ability to commercialize, in a timely manner, new and competitive products and services that meet the needs of the market, which consequently may adversely impact Sony’s operating results as well as its reputation.

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony is implementing restructuring initiatives that focus on profitability, business autonomy, shareholder value and the clear positioning of each business within the overall business portfolio. Restructuring charges in the amount of 98.0 billion yen, 38.3 billion yen and 60.2 billion yen were recorded in the fiscal years ended March 31, 2015, 2016 and 2017, respectively. Restructuring charges for the fiscal year ended March 31, 2017 include an impairment charge of 42.3 billion yen resulting from the planned transfer of the battery business. While Sony anticipates recording approximately 15.0 billion yen of restructuring charges in the fiscal year ending March 31, 2018, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses, including the potential sale of certain businesses. An example of such additional restructuring charges occurred during the fiscal year ended March 31, 2017, in which restructuring charges were initially estimated to be approximately 12.0 billion yen; however, the actual restructuring charges incurred were 60.2 billion yen due to the decision to sell the battery business. Restructuring charges are recorded primarily in cost of sales, selling, general and administrative (“SGA”) expenses and other operating (income) expense, net, and thus adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders (refer to Note 19 of the consolidated financial statements). Sony continues to take initiatives to optimize its manufacturing operations, utilize outsourced manufacturing, reduce SGA expenses across the Sony group, outsource support functions and information processing operations, and optimize business process across functions, including sales and marketing, manufacturing, logistics, procurement, quality and R&D.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned and other restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the expected level of profitability due to market conditions worsening beyond expectations. Possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, delays in obtaining necessary regulatory approvals, as well as increased or unanticipated burdens from local legal or regulatory restrictions, including labor regulations and labor union agreements, or from customary Japanese labor practices that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of payments for restructuring charges. For example, it had been anticipated that no operating losses or exit costs related to the planned transfer of the battery business to Murata Manufacturing Co., Ltd. would be incurred during the fiscal year ending March 31, 2018 because the planned transfer was originally scheduled to close during the fiscal year ended March 31, 2017. However, the timing of this planned transfer changed due to the timing of the regulatory approvals, and as a result Sony expects to incur losses and expenses during the fiscal year ending March 31, 2018.

Sony’s acquisitions, joint ventures and investments may not be successful.

Sony actively engages in acquisitions, joint ventures and other strategic investments in order to acquire new technologies, efficiently develop new businesses, and enhance its business competitiveness. For example, in February 2016, Sony completed the acquisition of Altair Semiconductor, which develops and sells products focused on LTE (Long Term Evolution) technologies. Additionally, in February 2017, Sony completed the first phase of a two-phase acquisition of the TEN Sports Network, which owns leading sports networks both within and outside of India. Furthermore, Sony has previously engaged in joint ventures with third parties in order to reduce its capital investment, reduce operating costs and share risk with its joint venture partners, and may do so again in the future. Moreover, Sony may sell its equity interest in a joint venture or buy out the joint venture partner’s equity due to the achievement of its original objectives or other reasons. For example, in September 2016, Sony acquired the 50% equity interest in Sony/ATV Music Publishing LLC (“Sony/ATV”) held by the Estate of Michael Jackson (the “Estate”) and Sony/ATV became a wholly-owned subsidiary of Sony. Sony/ATV was Sony’s joint venture with the Estate in the music publishing business.

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

Sony continues to invest in production facilities and equipment in its electronics businesses, including image sensor fabrication facilities to meet the demand for image sensors, particularly for use in smartphones. For example, in the fiscal year ended March 31, 2016, Sony signed an agreement with Toshiba Corporation (“Toshiba”) to acquire semiconductor fabrication facilities, equipment and related assets for 19.0 billion yen, of which a majority was acquired by March 2017. Sony invested approximately 45 billion yen of capital in the fiscal year ended March 31, 2017 and expects to invest approximately 110 billion yen of capital in the fiscal year ending March 31, 2018, in order to increase image sensor production capacity. However, if market changes and corresponding declines in demand result in a mismatch between sales volume and anticipated production volumes, or if unit sales prices decline due to market oversupply, Sony may not be able to recover its capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. In particular, with respect to image sensors, much of Sony’s sales depends on smartphones, and it is possible that Sony will not be able to achieve its expected sales volume, based on factors such as consumer demand and the competitive environment in the smartphone market, or the business decisions, operating results, or financial condition of Sony’s major customers. As a result of these factors, the carrying value of the related assets may be subject to an impairment charge, which may adversely affect Sony’s profitability.

Sony’s sales and profitability may be affected by the operating performance of wholesalers, retailers and other resellers.

Sony is dependent for the distribution of its products on wholesalers, retailers and other resellers, many of whom also distribute competitors’ products. For example, Sony Mobile Communications Inc. (“Sony Mobile”) is dependent on cellular network carriers’ distribution channels for distribution of its smartphone products in many countries. The operating results and financial condition of many wholesalers, retailers and other resellers have been adversely impacted by competition from online retailers and weak economic conditions.

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

As a global company, Sony is subject to a wide range of laws and regulations and a growing consumer focus on corporate social responsibility and sourcing practices in the countries where it does business. Those laws and regulations, as well as consumer focus, might change in significant ways, leading to an increase in the costs of Sony’s operations, a curtailment of Sony’s activities, and/or an adverse effect on Sony’s reputation.

Sony is subject to laws and regulations affecting its operations in a number of areas including advertising, data protection, consumer protection, import and export requirements, anti-corruption, anti-competition, environmental protection, occupational health and safety, labor practices and human rights. These include laws and regulations relating to greenhouse gas emission reduction, air pollution, water pollution, and the use of hazardous substances in manufacturing and non-manufacturing sites; energy efficiency of certain products and recycling of products, batteries and packaging materials; sourcing of raw materials; modern slavery; as well as laws relating to the collection, use, retention, security and transfer of personally identifiable information (“PII”). For example, the European Union’s (“EU”) General Data Protection Regulation, which will become effective in May 2018, will impose significant new worldwide obligations on the handling of PII of EU residents. In many cases, these laws apply not only to customer data but also may restrict transfers of employee PII among Sony’s subsidiaries.

Compliance with these laws, regulations and similar requirements may be onerous and expensive. These laws continue to develop and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Any such costs, which may increase in the future as a result of changes in these laws and regulations, or in their interpretation, could individually or in the aggregate make Sony’s products less attractive to its customers, delay introduction of new products in one or more regions or cause Sony to change or limit its business practices. Sony has implemented policies and procedures designed to ensure compliance with applicable laws and regulations but there is no assurance that Sony’s employees, contractors or agents will not violate such laws or Sony’s policies and procedures, and subject Sony to fines, penalties, legal judgments, restrictions on business operations and/or reputational damage.

Additionally, there is a growing global regulatory and consumer focus on corporate social responsibility and sourcing practices and increasing regulatory obligations of public disclosure regarding these matters. In particular, there is an interest regarding labor practices, including work environments at electronic component manufacturers and original design manufacturing/original equipment manufacturing (“ODM/OEM”) product manufacturers operating in Asia. Increased regulation and public pressure in this area could cause Sony’s compliance costs to increase, particularly since Sony uses many components and materials to manufacture its products and relies on suppliers to provide these components and materials but does not directly control the suppliers’ procurement or employment practices. A finding of non-compliance, or the perception that Sony has not responded appropriately to growing consumer concern for such issues, whether or not Sony is legally required to do so, may adversely affect Sony’s operating results and financial condition if that finding or that perception causes consumers to choose products of other companies.

Increased reliance on external business partners may increase financial, brand image, reputational and other risks to Sony.

With the increasing necessity of pursuing quick business development and high operating efficiency with limited managerial resources, Sony increasingly relies on third-party suppliers and business partners for parts and components, software and network services. Sony also relies on other business partners to provide software technologies, such as the Android OS for mobile products and televisions, and services. As a result, Sony’s products or services may be affected by quality issues caused by the failure of third-party parts and components, software, or network services. In addition, reliance on third-party software technologies may make it increasingly difficult for Sony to differentiate its products from competitors’ products. Moreover, third-party parts and components, software and network services used in Sony products or services may be subject to copyright or patent infringement claims. Particularly in Sony’s electronics businesses, the uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles. In this environment, third-party business partners may also discontinue support or otherwise change business terms for Sony’s products and services, or prioritize the products and services of Sony’s competitors or customers outside the electronics industry. Such issues resulting from reliance on third-party suppliers and business partners for parts and components, software, and network services may adversely affect Sony’s operating results, brand image or reputation. Sony also utilizes outsourced manufacturing services for product and component supply in its consumer electronics businesses. If Sony cannot adequately manage these outsourcing relationships, or if natural disasters, cyber-attacks or other events affect Sony’s business partners, Sony’s production operations may be adversely affected. Sony may not be able to achieve target volume or quality levels, and may risk losing proprietary technology or know-how. Sony also outsources activities, including certain procurement, logistics, sales, data processing, human resources, accounting, and other services, to external business partners. Sony’s operations may be affected if the external business partners do not comply with applicable laws or regulations, or if they infringe third-party intellectual property rights, or if they are subject to business or service interruption caused by accidents, natural disasters, cyber-attacks or bankruptcies. Furthermore, a breach of a business partner’s information security may result in unauthorized access to Sony’s business information, including proprietary information, intellectual property, employee information and data related to Sony’s customers, suppliers and other business partners.

Sony must efficiently manage its procurement of parts and components and control its inventory of products, parts, and components within volatile markets.

In Sony’s electronics businesses, Sony uses a large volume of parts and components, such as semiconductors including chipsets for mobile products, and liquid crystal display (“LCD”) panels, for its products. Fluctuations in the availability and pricing of parts and components can adversely affect Sony’s operating results. For instance, shortages of parts or components or fluctuations in the prices of raw materials may result in sharply higher prices and an increase in the cost of goods sold. Also, shortages or delayed shipments of critical parts or components, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom components, or where there are initial manufacturing capacity constraints for products or components which use new technologies, may result in a reduction or suspension of production at Sony’s or its business partners’ manufacturing sites.

Sony places orders for parts and components in line with production and inventory plans determined in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. Inaccurate forecasts of consumer demand or inadequate business planning can lead to a shortage or excess of inventory, which can disrupt production plans and result in lost sales opportunities or inventory adjustments. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a value higher than net realizable value. For example, in the fiscal year ended March 31, 2015, Sony recorded an 11.2 billion yen write-down of PlayStation®Vita (“PS Vita”) and PlayStation TV (“PS TV”) components because the latest forecast of PS TV unit sales did not reach Sony’s original forecast. Additionally, Sony recorded a 6.5 billion yen inventory write-down of certain image sensors for mobile products in the Semiconductors segment in the fiscal year ended March 31, 2017. Sony has experienced shortages of certain parts and components as a result of the damage to its suppliers caused by natural disasters, and may experience such shortages due to similar circumstances again in the future. Such lost sales opportunities, inventory adjustments, or shortages of parts and components have had and may have an adverse impact on Sony’s operating results and financial condition.

Sony’s sales and profitability are sensitive to economic trends in Sony’s major markets.

Sony’s sales and profitability are sensitive to economic trends in each of the major markets in which Sony operates. These markets may be subject to significant economic downturns, resulting in an adverse impact on Sony’s operating results and financial condition. In the fiscal year ended March 31, 2017, 31.5%, 22.0% and 21.5% of Sony’s sales were attributable to Japan, the U.S. and Europe, respectively.

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

Global economic conditions may also affect Sony in other ways. For example, further restructuring charges, higher pension and other post-retirement benefit costs or funding requirements, and additional asset impairment charges, among other factors, have had and may have an adverse impact on Sony’s operating results, financial condition and cash flows.

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

As a result, Sony may seek other sources of financing to fund operations, such as the draw-down of funds from contractually committed lines of credit from financial institutions or the sale of assets, in order to repay commercial paper and mid- to long-term debt as they become due, and to meet other operational and liquidity needs. However, such funding sources may also not be available at acceptable terms or be sufficient to meet Sony’s requirements. As a result, Sony’s operating results, financial condition and liquidity may be adversely affected.

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

Sony believes that integrating its hardware, software, entertainment content and network services is essential in differentiating itself in the marketplace and in generating revenue growth and profitability. For example, in April 2016, Sony Computer Entertainment Inc. (“SCEI”) and Sony Network Entertainment International LLC (“SNEI”) founded Sony Interactive Entertainment LLC (“SIE”), a new company that combined all the business units belonging to SCEI and SNEI, including hardware, software, content and network services operations. However, this strategy depends on the continuing development (both inside and outside of Sony) of network services technologies, strategic and operational coordination and prioritization among Sony’s various business units and sales channels, and the standardization of technological and interface specifications industry-wide and across Sony’s networked products and business groups. Furthermore, in such a competitive business environment, which continuously changes with new entrants, it is critical for Sony to continuously introduce enhanced and competitively priced hardware that is seamlessly connected to network platforms, with user interfaces that are innovative and attractive to consumers. Sony also believes that it is essential to provide competitive and differentiated content-based service offerings that include Sony and third-party licensed audio, video and game content from major motion picture and television studios, music labels and game publishers. If Sony is not successful in implementing this strategy, it may adversely affect Sony’s reputation, competitiveness and profitability.

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

Sales of Sony’s consumer products including game hardware and peripherals are particularly sensitive to the seasonality of consumer demand.

Sony’s G&NS segment offers a relatively small range of game hardware and peripherals and a significant portion of overall demand for these and other products is weighted towards the year-end holiday season. Sony’s other consumer products are also dependent upon demand during the year-end holiday season. As a result, changes in the competitive environment, changes in market conditions, delays in the release of consumer products, including highly anticipated game software titles, and insufficient supply of hardware and peripherals during the year-end holiday season can adversely impact Sony’s operating results.

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

The success of Sony’s Music segment is highly dependent on finding and establishing artists, songwriters and music publishing catalogs that appeal to customers over the long term. If the Music segment is unable to find and establish new talented artists and songwriters or sign established artists and songwriters, its operating results may be adversely affected. Competition to identify, sign and retain such talent is intense as is the competition to sell their music. In the Pictures segment, high demand for top talent continues to contribute to increases in the cost of producing motion pictures and television programming. Competition to acquire motion pictures and television programming is intense and could result in increased acquisition-related spending. Overall increases in production and acquisition costs of the Pictures segment’s products, as well as increases in the costs to market these products, may also adversely impact the segment’s operating results.

Changes in consumer behavior resulting from new technologies and distribution platforms may adversely affect operating results in Sony’s Music and Pictures segments.

Rapid changes in technology and the adoption of new technology by consumers have impacted the timing and manner in which consumers acquire and view entertainment products. Industry-wide trends such as the general maturation of physical media formats, including CD, DVD and Blu-ray Disc™ formats, the shift to digital distribution of audio and video content, and increased competition for retailer shelf space have contributed to and may continue to contribute to an industry-wide decline in the worldwide sales of physical media formats. Revenue from digital distribution, such as subscription streaming services and digital downloads, may not be sufficient to offset the decline in physical media sales that has affected and may continue to affect the operating results of Sony’s Music and Pictures segments and disc manufacturing business. For example, in fiscal year ended March 31, 2017, Sony recorded an impairment charge against the goodwill of the Pictures segment of 112.1 billion yen due to a downward revision in the future profitability projection for the Motion Pictures business within the Pictures segment. The downward revision was primarily due to a lowering of previous expectations regarding the home entertainment business (including packaged media such as DVD and Blu-ray Disc™ formats as well as digital downloads), mainly driven by an acceleration of market decline. The future profitability projection for the Motion Pictures business also reflected a reduction in the underlying profitability projections of film performance largely mitigated by measures identified to improve the profitability of the Motion Pictures business. Furthermore, the music industry has continued to see a year-over-year decline in digital download sales. If streaming services cannot attract sufficient subscribers to offset this decline, the operating results of Sony’s Music segment could be negatively impacted.

Operating results of Sony’s Pictures segment may be adversely affected by changes in advertising markets or by the failure to renew, or renewal on less favorable terms of, television carriage contracts (broadcasting agreements).

The strength of the advertising market can fluctuate in response to the economic prospects of specific advertisers or industries, advertisers’ current spending priorities and the economy in general, and this may adversely affect the Pictures segment’s television revenues. The Pictures segment’s television operations, including its worldwide television networks, derive substantial revenues from the sale of advertising on a variety of platforms. A decline in overall spending within the advertising market may have a direct adverse effect on the Pictures segment’s Media Networks’ revenues. The Pictures segment also recognizes sales from the licensing of its motion picture and television content to U.S. and international television network customers. A decline in the advertising market may also adversely affect third-party television networks’ ability to generate revenues, which may result in lower license fees paid by these networks for Sony’s content.

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

Sony’s Pictures segment is particularly subject to labor interruption.

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

New rules, regulations and regulatory initiatives by government authorities may adversely affect the flexibility and the operating results of Sony’s Financial Services segment.

Sony’s Financial Services segment operates in highly regulated industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations, or policies and their effects are unpredictable and may lead to increased compliance costs or limitations on operations in the Financial Services segment. Due to Sony’s common branding strategy, compliance failures in any of its businesses within the Financial Services segment may have an adverse impact on the overall business reputation of the Financial Services segment. Furthermore, additional compliance costs may adversely affect the operating results of the Financial Services segment. In addition, Sony Corporation’s ability to receive funds from its affiliate Sony Financial Holdings Inc. (“SFH”) in the form of financial support or loans is restricted by guidelines issued by regulatory agencies in Japan. If these regulations change, it may further reduce Sony Corporation’s ability to receive funds for its use.

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

In the Financial Services segment, declines in the yield of Sony Life’s separate account assets, resulting from the factors such as declines in the value of equity securities, may result in additional policy reserves being recorded and the accelerated amortization of deferred acquisition costs, since the review of actuarial assumptions used for the valuation of policy reserves concerning minimum death guarantees for variable life insurance and deferred acquisition costs is required at least annually. Additional policy reserves and accelerated amortization of deferred acquisition costs may have an adverse impact on Sony’s operating results and financial condition. Sony Life engages in derivative transactions to hedge the risk of declines in the value of equity securities pertaining to minimum death guarantees for variable life insurance. However, if the derivative transactions do not produce the desired effect, Sony Life could record or face an increase in losses as a result.

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

In the Financial Services segment, generating stable investment income is important to its operations, and the Financial Services segment’s investments are concentrated in long-term Japanese national government bonds, although it also has investments in a variety of asset classes, including shorter-term Japanese national government bonds, Japanese local government and corporate bonds, foreign government and corporate bonds, Japanese stocks, loans and real estate. In addition to risks related to changes in interest rates and the value of equity securities, the Financial Services segment’s investment portfolio is exposed to a variety of other risks, including foreign exchange risk, credit risk and real estate investment risk, any or all of which may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, mortgage loans account for 94.3% of the total loan balance, or 59.8% of the total assets of Sony Bank Inc. (“Sony Bank”), as of March 31, 2017. An increase in non-performing loans or a decline in the prices of real estate, the collateral for these mortgage loans provided by Sony Bank, may result in an increase in the allowance for doubtful accounts.

Differences between actual and assumed policy benefits and claims may require Sony’s Financial Services segment to increase policy reserves in the future.

The life insurance and non-life insurance businesses of the Financial Services segment establish policy reserves for future benefits and claims. These reserves are calculated based on many assumptions and estimates, including the frequency and timing of the event covered by the policy, the amount of benefits or claims to be paid and the investment returns on the assets these businesses purchase with the premiums received. These assumptions and estimates are inherently uncertain, and the Financial Services segment cannot determine with precision the ultimate amounts that it will be required to pay for, or the timing of payment of, actual benefits and claims, or whether the assets supporting the policy liabilities will grow at the level assumed prior to the payment of benefits or claims. The frequency and timing of an event covered by a policy and the amount of benefits or claims to be paid are subject to a number of risks and uncertainties, many of which are outside of its control, including:

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

Furthermore, if actual insurance claims are higher than the estimated provision for policy reserves due to the occurrence of catastrophic events such as earthquakes or pandemic diseases in Japan, the operating results and financial condition of the Financial Services segment may be adversely impacted.

Sony’s physical facilities and information systems are subject to damage as a result of catastrophic disasters, outages, malfeasance or similar events. Such an unexpected catastrophic event may also lead to supply chain and production disruptions as well as lower demand from commercial customers, resulting in an adverse impact on Sony’s operating results.

Sony’s headquarters and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the risk of earthquakes is relatively high compared to other parts of the world. A major earthquake in Japan, especially in Tokyo where Sony headquarters are located, the Tokai area where certain product manufacturing sites are located, or the Kyushu and Tohoku areas, where Sony’s semiconductor manufacturing sites are located, could cause substantial damage to Sony’s business operations, including damage to buildings, machinery, equipment and inventories, and the interruption to production at manufacturing facilities. For example, the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region in Japan caused damage to the buildings, machinery, equipment and inventories of a semiconductor manufacturing site, and production at the site was interrupted. As a result of the delay in the supply of semiconductor components, sales in the Semiconductors and IP&S segments in the fiscal year ended March 31, 2017, were lower than the level anticipated prior to the earthquakes.

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

Sony’s brand image, reputation and business may be harmed and Sony may be subject to legal and regulatory claims if there is a breach or other compromise of Sony’s information security or that of its third-party service providers or business partners.

As a critical element of its operations, Sony, its third-party service providers and other business partners make extensive use of information technology, including computer systems, networks and online services to receive, store, process and transmit information, including Sony’s business information, which includes but is not limited to proprietary information, intellectual property, and employee information, and data related to customers, suppliers, and other business partners. Sony’s business information may be compromised by a malicious third party, or a man-made or natural event, or impacted by intentional or inadvertent actions or inactions by Sony employees, a third-party service provider or other business partner. As cyber-attacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction, alteration, or exfiltration of data, or to limit the negative impact from such attacks, can provide absolute security against compromise. As a result, Sony’s business information may be lost, destroyed, disclosed, misappropriated, altered, or accessed without consent, and Sony’s information technology systems, or those of its service providers or other business partners, may be disrupted. Malicious third parties may also use unauthorized access to Sony’s networks as a platform to access the networks and thereby the information of Sony’s third-party business partners without Sony’s knowledge. Sony has previously been the subject of sophisticated and targeted attacks. For example, in the fiscal year ended March 31, 2015, Sony’s Pictures segment was subject to a cyber-attack that resulted in unauthorized access to, and theft and disclosure of Sony business information, including employee information and other information, and the destruction of data. In addition, Sony’s network services, online game businesses and websites of certain subsidiaries have been subject to cyber-attacks by groups and individuals with a range of motives and expertise, resulting, in some instances, in unauthorized access to, the potential or actual theft of, and/or disclosure of customer information.

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

Any of the above compromises can result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees, and compensation or incentives offered to third parties whose data has been compromised. In addition, a disruption to Sony’s networks and online services may seriously disrupt the businesses that rely on these networks and online services for their operations, resulting in lost revenues, damage to relationships with business partners and other third parties, and the failure to retain or attract customers. Breaches or other compromises of information security, whether or not involving a cyber-attack, may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorized disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems, and the diversion of management’s attention and resources. Moreover, such disruptions and breaches may result in adverse media coverage, which may harm Sony’s brand image and reputation. Sony may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees, as well as potential settlements, judgments and fines. Sony’s cyber insurance may not cover all expenses and losses and, accordingly, cyber-attacks may have an adverse impact on Sony’s operating results and financial condition. Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyber-attacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cyber-security technologies, engaging third-party experts, deploying additional personnel, and training employees. Such expenses may also have an adverse impact on Sony’s operating results and financial condition.

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

Sony’s operating results and financial condition may be adversely affected by the status of its Japanese and foreign pension plans. Specifically, adverse equity market conditions and volatility in the credit markets may have an unfavorable impact on the value of Sony’s pension plan assets and its future estimated pension liabilities, the majority of which relate to the Japanese plans, which have approximately 30% of pension plan assets invested in equity securities. As a result, Sony’s operating results or financial condition could be adversely affected.

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

Further losses in jurisdictions where Sony has established valuation allowances against deferred tax assets, the inability of Sony to fully utilize its deferred tax assets, limitations on the use of its deferred tax assets under local law, exposure to additional tax liabilities or changes in Sony’s tax rates could adversely affect net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition.

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

Deferred tax assets are evaluated on a jurisdiction by jurisdiction basis. In certain jurisdictions, Sony has established valuation allowances against deferred tax assets, including net operating loss carryforwards and tax credit carryforwards, where it has concluded that the deferred tax assets are not more likely than not to be realized. As of March 31, 2017, Sony had valuation allowances principally in the following jurisdictions: (1) Sony Corporation and its national filing group in Japan, as well as for local taxes in a number of Japanese subsidiaries; (2) Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group in the U.S.; (3) Sony Mobile Communications AB in Sweden; (4) Sony Europe Limited (“SEU”) in the U.K.; and (5) various subsidiaries operating in Brazil. In jurisdictions where valuation allowances have been established, no tax benefit will be recorded against any continuing losses and as a result, net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition could be adversely affected. Additionally, deferred tax assets could expire unused or otherwise not be realizable if Sony is unable to implement tax planning strategies or generate sufficient taxable income in the appropriate jurisdiction in the future (from operations and/or tax planning strategies) to utilize them, if Sony enters into transactions that limit its legal ability to use them or if the use of such deferred tax assets is limited under local law. As a result, Sony may lose any associated cash tax reduction available in future periods. If it becomes more likely than not that any of Sony’s remaining deferred tax assets without valuation allowances will expire unused and are not available to offset future taxable income, or otherwise will not be realizable, Sony will have to recognize an additional valuation allowance, increasing income tax expense. Net income (loss) attributable to Sony Corporation’s stockholders and Sony’s financial condition could be adversely affected when the deferred tax assets expire unused or in periods in which an additional valuation allowance is recorded.

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

In some jurisdictions, the use of net operating loss carryforwards to reduce taxable income in a subsequent period is limited to a fixed percentage of taxable income. Thus, it is possible that even with significant net operating loss carryforwards, Sony could record and pay taxes in a jurisdiction where it has taxable income but still has significant net operating loss carryforwards available. Similarly, in some jurisdictions, tax credits may only be used to offset taxes on income from certain sources. Thus, it is possible that even with significant tax credit carryforwards, Sony could record and pay taxes in a jurisdiction where it has taxable income but still has significant tax credit carryforwards available.

In addition to the above, Sony’s future effective tax rates may be unfavorably affected by changes in both the statutory rates and the mix of earnings in countries with differing statutory rates or by other factors such as changes in tax laws and regulations or their interpretation, including limitations or restrictions on various tax deductions and credits, including, but not limited to, cost of goods sold, interest, net operating loss carryforwards and income tax credits.

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets, including production facilities and equipment in its electronics businesses. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges against these assets. Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying amount. Such an event or change in circumstances would include unfavorable variances from or adjustments to established business plans, significant changes in forecasted results or volatility inherent to external markets and industries. The increased levels of global competition and the faster pace of technological change to which Sony is exposed can result in greater volatility of these estimates, assumptions and judgments, and increase the likelihood of impairment charges. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances, including the types of events or changes described above with respect to goodwill and intangible assets, indicate that the carrying value of the assets or asset groups may not be recoverable. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. For example, in the fiscal year ended March 31, 2015, Sony recorded a 176.0 billion yen impairment charge related to goodwill in the Mobile Communications (“MC”) segment. In the fiscal year ended March 31, 2016, Sony recorded impairment charges related to long-lived assets, both in the camera module business in the Semiconductors segment, amounting to 59.6 billion yen, and in the battery business in the Components segment, amounting to 30.6 billion yen. In the fiscal year ended March 31, 2017, Sony recorded a 23.9 billion yen impairment charge against long-lived assets in the Semiconductors segment resulting from the termination of the development and manufacturing of certain high-functionality camera modules for external sale, as well as a 112.1 billion yen impairment charge related to goodwill in the Pictures segment. Any such charge may adversely affect Sony’s operating results and financial condition.

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

In September 1970, Sony Corporation was listed on the New York Stock Exchange (the “NYSE”).

In August 1979, Sony Corporation established Sony Prudential Life Insurance Co., Ltd. in Japan, as a 50-50 joint venture company between Sony Corporation and The Prudential Insurance Company of America. In April 1991, the joint venture changed its name to Sony Life. In March 1996, Sony Life became a wholly-owned subsidiary of Sony Corporation, and in April 2004, with the establishment of SFH, a financial holding company, Sony Life became a wholly-owned subsidiary of SFH.

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

In November 1993, Sony established SCEI in Japan. SCEI changed its name to Sony Interactive Entertainment Inc. (“SIEI”) in April 2016.

In October 1995, Sony/ATV was formed as a 50-50 joint venture company between Sony Corporation and Michael Jackson. In September 2016, the joint venture became a wholly-owned subsidiary of Sony Corporation.

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

In October 2001, Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a 50-50 joint venture company between Sony Corporation and Telefonaktiebolaget LM Ericsson (“Ericsson”) of Sweden, was established. In February 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson. As a result of the acquisition, Sony Ericsson became a wholly-owned subsidiary of Sony and changed its name to Sony Mobile Communications AB.

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

In April 2004, Sony Corporation established SFH, a financial holding company, in Japan. Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank became subsidiaries of SFH. In October 2007, SFH was listed on the First Section of the TSE in conjunction with the global initial public offering of shares of SFH by Sony Corporation and SFH.

In April 2004, S-LCD Corporation (“S-LCD”), a joint venture between Sony Corporation and Samsung Electronics Co., Ltd. of Korea for the manufacture of amorphous thin film transistor LCD panels, was established in Korea. Sony’s stake in S-LCD was 50% minus 1 share. In January 2012, Sony sold all of its shares of S-LCD to Samsung Electronics Co., Ltd.

In August 2004, Sony combined its worldwide recorded music business, excluding its recorded music business in Japan, with the worldwide recorded music business of Bertelsmann AG (“Bertelsmann”), forming a 50-50 joint venture, SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”). In October 2008, Sony acquired Bertelsmann’s 50% equity interest in SONY BMG. As a result of the acquisition, SONY BMG became a wholly-owned subsidiary of Sony. In January 2009, SONY BMG changed its name to Sony Music Entertainment (“SME”).

In December 2005, Sony Communication Network Corporation, a subsidiary of Sony Corporation, was listed on the Mother’s market of the TSE, and was later listed on the First Section of the TSE in January 2008. Sony Communication Network Corporation was renamed So-net Corporation (“So-net”) in July 2013. In January 2013, Sony Corporation acquired all of the common shares of So-net through a tender offer and subsequent share exchange and, as a result of the acquisition, So-net became a wholly-owned subsidiary of Sony Corporation. So-net was renamed Sony Network Communications Inc. (“SNC”) in July 2016.

In April 2013, Sony Olympus Medical Solutions Inc. (“SOMED”), a medical business venture between Sony Corporation and Olympus Corporation (“Olympus”) was established in Japan. Sony’s stake in SOMED is 51%.

In July 2014, Sony Corporation sold its personal computer (“PC”) business operated under the VAIO brand to Japan Industrial Partners, Inc.

In July 2014, pursuant to a separation of Sony’s businesses into distinct subsidiaries, the television business was split out and began operations as Sony Visual Products Inc. (“SVP”).

In October 2015, the video and sound business was split out and began operations as Sony Video & Sound Products Inc. (“SVS”).

In April 2016, the semiconductors business was split out and began operations as Sony Semiconductor Solutions Corporation (“SSS”).

In April 2017, the imaging products and solution business was split out and began operations as Sony Imaging Products & Solutions Inc. (“SIPS”), which completed the sequential separation of Sony’s business units into distinct subsidiaries.

Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America (“SCA”), 25 Madison Avenue, 26th Floor, New York, NY 10010-8601 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2015, 2016 and 2017, Sony’s capital expenditures were 251.0 billion yen, 468.9 billion yen and 272.2 billion yen, respectively. Sony’s capital expenditures are expected to be approximately 330.0 billion yen during the fiscal year ending March 31, 2018. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

Sony invested approximately 260 billion yen in the Semiconductors segment, including the acquisition of semiconductor fabrication facilities, equipment and related assets owned by Toshiba, during the fiscal year ended March 31, 2016. This 260 billion yen investment included approximately 206 billion yen for image sensor fabrication capacity. In the fiscal year ended March 31, 2017, Sony invested approximately 84 billion yen in the Semiconductors segment. This investment included approximately 45 billion yen for image sensor fabrication capacity.

B.	Business Overview

Sony is engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments and devices for consumer, professional and industrial markets such as mobile phones, game hardware and software, network services, still and video cameras, televisions, audio and video recorders and players, and semiconductors. Sony is engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Sony is also engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as the production and distribution of animation titles. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary.

Sony has striven to ensure the implementation of 1) clearly attributable accountability and responsibility, 2) management policies with an emphasis on sustainable profit generation and 3) the acceleration of decision-making processes and reinforcement of business competitiveness. To achieve this, Sony has implemented plans to sequentially separate business units within Sony Corporation to form distinct subsidiaries and operate them alongside existing Sony Group companies. These separations include SVP in July 2014, SVS in October 2015, SSS in April 2016, and SIPS in April 2017. As a result of this sequential separation of businesses, all segments are now being operated as subsidiaries of Sony Corporation.

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2016. In connection with this realignment, Sony separated the Devices segment into the Semiconductors segment and the Components segment. In addition, the operations of the automotive camera business, which were included in the Imaging Products & Solutions (“IP&S”) segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment. Additionally, certain operations which were included in All Other and Corporate and elimination are now included in the Music segment and All Other, respectively.

Products and Services

Mobile Communications (“MC”)

Sony Mobile undertakes product research, development, design, marketing, sales, production, distribution and customer services for mobile phones, tablets, accessories and applications. SNC provides Internet broadband network services to subscribers as well as creates and distributes content through its portal services to various electronics product platforms such as PCs and mobile phones.

Game & Network Services (“G&NS”)

SIE undertakes product research, development, design, marketing, sales, production, distribution and customer service for PlayStation® hardware, software, content and network services.

The G&NS segment includes the Hardware, Network and Other categories. Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by SIE; and Other includes packaged software and peripheral devices.

Imaging Products & Solutions (“IP&S”)

In the IP&S segment, Sony undertakes product research, development, design, manufacturing, sales, distribution and customer service for interchangeable lens cameras, compact digital cameras, consumer and professional video cameras as well as display products such as projectors and medical equipment. SOMED undertakes development, design, manufacturing, and selling of high resolution technologies, new surgical endoscopes with 3D capabilities and related systems, and provides comprehensive medical and imaging device solutions for operating rooms and other medical areas.

The IP&S segment includes the Still and Video Cameras as well as Other categories. Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast. Other includes display products such as projectors and medical equipment.

Home Entertainment & Sound (“HE&S”)

SVP undertakes product research, development, design, marketing, sales, production, distribution and customer services for televisions. SVS undertakes product research, development, design, marketing, sales, production, distribution and customer services for video and sound products.

Semiconductors

SSS and its subsidiary Sony Semiconductor Manufacturing Corporation undertake product research, development, design, manufacturing, marketing, sales, production, distribution and customer services for complementary metal oxide semiconductor (“CMOS”) image sensors, charge-coupled devices (“CCDs”), large-scale integration systems (“LSIs”) and other semiconductors.

Components

Sony Energy Devices Corporation undertakes product research, development, design, marketing, sales, production, distribution and customer services for batteries. Sony Storage Media and Devices Corporation undertakes product research, development, design, marketing, sales, production, distribution and customer services for audio/video/data recording media and storage media.

Pictures

Motion Pictures:

“Motion Pictures” includes the worldwide production, acquisition and distribution of live-action and animated motion pictures. SPE’s motion picture production organizations include Columbia Pictures, Screen Gems, Sony Pictures Animation, Sony Pictures Classics and TriStar Pictures. SPE also operates Sony Pictures Imageworks, a visual effects and animation unit, and manages a studio facility, Sony Pictures Studios, which includes post-production facilities.

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

Media Networks:

“Media Networks” includes the operation of television and digital networks worldwide. SPE’s television networks around the world include Sony Pictures Networks India Private Limited, which operates television networks in India, and a controlling interest in Game Show Network, which operates a U.S.-based cable network and an online game business. Digital networks include Crackle, a multi-platform video entertainment network focusing on premium video content.

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

Visual Media and Platform:

“Visual Media and Platform” includes the production and distribution of animation titles, game applications based on animation titles and various service offerings for music and visual products. These businesses are operated primarily by SMEJ.

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

SFH conducts insurance, banking and other operations primarily through Sony Life, a Japanese life insurance company, Sony Assurance, a Japanese non-life insurance company, and Sony Bank, a Japanese Internet-based bank, which are all wholly-owned by SFH.

All Other

All Other consists of various operating activities, including the disc manufacturing business outside of Japan and the PC business, which was sold in July 2014. Certain costs related to the PC business remain in All Other.

Sales and Distribution

Electronics*

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S, Semiconductors and Components segments.

Sony’s electronics products and services, excluding those in the game business, are marketed throughout the world under the trademark “Sony,” which has been registered in approximately 200 countries and territories.

In most cases, sales of Sony’s electronics products are made to sales subsidiaries of Sony Corporation located in or responsible for sales in the countries and territories where Sony’s products and services are marketed. These subsidiaries then sell those products to unaffiliated local distributors and dealers or through direct sales, such as through the Internet. In some regions, sales of certain products and services are made directly to local distributors by Sony Corporation.

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

Other Areas:

In overseas areas other than the U.S., Europe, China and Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Brasil Ltda., Sony Middle East & Africa FZE in the United Arab Emirates and Sony de Mexico S.A.de C.V.

PlayStation® hardware, software and content and network services are marketed and distributed by SIE, SIEI, Sony Interactive Entertainment America (“SIEA”) and Sony Interactive Entertainment Europe, Ltd. (“SIEE”).

Along with certain of its global corporate functions in Japan, Sony Mobile has sales and marketing operations in many major regions of the world, as well as manufacturing sites in China and product development sites in Japan, Sweden and China. Sony Mobile brings its products to market through direct and indirect distribution channels, such as third-party cellular network carriers and retailers, as well as through its website.

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

The worldwide television distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through Sony Pictures Television. SPE’s library of motion pictures and television programming is licensed to linear distributors such as broadcast television networks, pay and basic cable networks and direct broadcast satellite providers, as well as to digital platforms such as subscription and advertising supported Internet television providers (including Sony’s PlayStationTM Network and Netflix).

SPE’s television networks are distributed to multiple distribution platforms such as cable, satellite, Internet Protocol Television (IPTV) systems, and mobile operators for delivery to viewers around the world. These networks generate advertising, subscription and other ancillary revenues.

Music

SME and SMEJ develop, produce, market, and distribute recorded music in various commercial formats. SME and its affiliates conduct business globally under “Columbia Records,” “Epic Records,” “RCA Records” and other labels. SMEJ conducts business in Japan under “Sony Music Records,” “Epic Records Japan,” “SME Records,” “Ki/oon Music,” “Sony Music Associated Records” and other labels.

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business in countries other than Japan primarily under the Sony/ATV name. Sony/ATV, previously a 50%-owned and consolidated joint venture, became a wholly-owned subsidiary of Sony on September 30, 2016 as a result of Sony’s acquisition of the 50% equity interest in Sony/ATV owned by the Estate.

SMEJ creates artwork and produces packaged home entertainment products including music/games, and organizes various events in Japan through Sony Music Communications Inc. and its affiliates. SMEJ also produces, markets, and distributes animation products and game applications based on animation titles under the Aniplex name.

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees as well as partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2017, Sony Life employed 4,933 Lifeplanner® sales employees. Sony Life maintains an extensive service network which mainly consists of the Lifeplanner® channel and the independent agent channel in Japan. The Lifeplanner® channel is characterized by strict recruitment and training of sales professionals from industries outside the life insurance industry, performance-linked compensation and its high productivity, and offers custom-made packages. Most of the agents in the independent agent channel are corporate and non-exclusive agents, centering on shop-style agents. Shop-style agents are a sub-channel of the independent agent channel, who offer insurance in local stores and provide customers with opportunities to compare various insurers’ products. To enhance Sony Life’s relationship with independent agents, Sony Life’s agent support staff provides independent agents with various support services, including recruiting, training and sales promotion activities. As part of its plan to expand its sales of individual annuity products, Sony Life established a Japanese joint venture company with AEGON N.V. in August 2009. The 50-50 joint venture, known as AEGON Sony Life Insurance Co., Ltd., began operations in Japan in December 2009. In October 2016, Sony Life purchased 14.9% of the outstanding shares in ClearView Wealth Limited (Australia) with the aim of developing its international business base.

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

Sony Bank has conducted banking operations in Japan since June 2001. As an Internet bank focusing on the asset management and borrowing needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts and mortgages. By using Sony Bank’s transaction channel, the “MONEYKit” service website, account holders can invest and manage assets over the Internet according to their life plans. On July 1, 2011, Sony Bank acquired Sony’s 57% equity interest in Sony Payment Services Inc. (“Sony Payment Services”), resulting in Sony Payment Services becoming a consolidated subsidiary of Sony Bank. Sony Payment Services is an industry-leading provider of credit card settlement services to members of its Internet network.

All Other

Sony DADC group (“Sony DADC”) offers Blu-ray Disc™, DVD and CD media replication services as well as digital and physical supply chain solutions to business customers in the entertainment, education and information industries.

Sales to External Customers by Geographic Area

The following table shows Sony’s consolidated sales to external customers in each of its major markets for the periods indicated.

	Fiscal year ended March 31
	2015	2016	2017
	(Yen in millions)
Japan	2,233,776	2,317,312	2,392,790
United States	1,528,097	1,733,759	1,673,768
Europe	1,932,941	1,881,329	1,634,683
China	546,697	540,497	557,995
Asia-Pacific	1,052,453	959,171	866,712
Other Areas	921,916	673,644	477,302

Total	8,215,880	8,105,712	7,603,250

Sources of Supply

Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony has a general policy of maintaining multiple suppliers for important parts and components and, in the fiscal year ended March 31, 2017, Sony continued activities to optimize the number of its suppliers by category to achieve efficiencies and to minimize procurement risk when possible.

When raw materials, parts and components become scarce, the cost of production rises. For example, LCD panels and memory devices, which are used in multiple applications, can influence Sony’s performance when the cost of such parts and components fluctuates substantially. With regard to raw materials, the market price of copper has the potential to proportionately affect the cost of the parts and components that utilize copper, such as printed circuit boards and power cables. The price of resin and sheet steel, which is widely used in mechanical parts and components, may also fluctuate and impact the cost of those parts and components.

After-Sales Service

Sony provides repair and servicing functions in the areas where its electronics products are sold. Sony provides these services through its own web support page, call centers, service centers, factories, authorized independent service centers, authorized servicing dealers and subsidiaries.

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

To further help ensure customer satisfaction, Sony maintains customer information centers in its principal markets and web support information for all markets.

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain of these licenses are important to Sony’s business, such as those for optical disc-related and smartphone products. Sony products that employ DVD player functionality, including PlayStation®4 (“PS4”) and PlayStation®3 (“PS3”) hardware, are substantially dependent upon patents that relate to technologies specified in the DVD specifications and are licensed from Dolby Laboratories Licensing Corporation. Sony products that employ Blu-ray Disc™ player functionality and DVD player functionality, including PS4 and PS3 hardware, are substantially dependent upon patents that relate to technologies specified in the Blu-ray Disc™ specifications and are licensed by MPEG LA LLC and One-Blue, LLC, in addition to the patents that relate to technologies specified in the DVD specifications, as described above. Sony’s smartphone products are substantially dependent upon patents that relate to technologies specified in certain codec standards and are licensed by MPEG LA LLC and Via Licensing Corporation, as well as patents that relate to CDMA technologies specified by the standard-setting bodies within the telecommunications industry and are licensed by Qualcomm Incorporated and NTT DOCOMO, INC. Sony considers its overall license position beneficial to its operations.

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

Electronics

Sony believes that its product planning and product design expertise, the high quality of its products, its record of innovative product introductions and product improvements, the user experience it provides and the ecosystem that supports such an experience, its price competitiveness derived from reductions in manufacturing and indirect costs, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position. Continuing to provide high-value added products, services and experiences is a key factor by which Sony aims to differentiate itself in the highly competitive market of consumer electronics. Sony believes that the success of the game and network services businesses is determined by the availability of attractive software titles and related content, downloadable content, network services and peripherals. In the Semiconductors segment, Sony puts significant effort into keeping Sony’s strong competitive position by investing in R&D and production capacity, while also trying to avoid overinvesting and increasing fixed costs by carefully monitoring customer demand, market trends and demand for end-user products.

Pictures

SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide. SPE competes with other motion picture studios and production companies to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products. In addition, SPE faces competition to acquire motion pictures and television programming from third parties. In television production and distribution, competition arises from limitations on available broadcast time and increasing fragmentation of audiences among broadcast and cable networks, direct broadcast satellite (“DBS”) providers, the Internet and other outlets both within and outside of the U.S. Furthermore, broadcast networks in the U.S. continue to produce their own shows internally. This competitive environment may result in fewer opportunities to produce shows for U.S. networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. SPE’s worldwide television networks compete for viewers with broadcast and cable networks, DBS providers, the Internet and other forms of entertainment. The growth in the number of networks around the world has increased the competition for advertising and subscription revenues, acquisition of programming, and distribution of SPE’s television networks by cable, satellite, the Internet and other distribution systems.

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

Sony is aware that certain transactions during the fiscal year ended March 31, 2017, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.

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

•

During the fiscal year ended March 31, 2017, a non-U.S. subsidiary of Sony sold medical instruments, including medical printers, print media and monitors, to a third-party-owned dealer in Dubai, which, to the best of Sony’s knowledge, planned to resell those products to hospitals and health organizations in Iran, some of which are under the control of the Iranian Ministry of Health. Sony’s gross revenue from these sales was approximately 5.7 million U.S. dollars, and Sony has estimated that its net profit from such sales was 0.4 million U.S. dollars.

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

Sony is not aware of any other activity, transaction or dealing by Sony Corporation or any of its affiliates during the fiscal year ended March 31, 2017 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2018, except as described above in connection with the wind-down of its representative office or for certain transactions through third-party-owned dealers that Sony believes to be intended for hospitals and health organizations in Iran. Nevertheless, Sony has continued to monitor developments in this area, especially in the light of the Joint Comprehensive Plan of Action of July 14, 2015, among the United States, the United Kingdom, China, France, Russia, Germany, the EU and Iran, and will determine whether and to what extent they affect Sony’s business with Iranian customers as currently conducted and may additionally be conducted. Such business activities may require disclosure pursuant to Section 13(r) of the Exchange Act. Sony intends to conduct any such business activities in accordance with applicable law.

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

C.	Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

Name of company	Country of incorporation	(As of March 31, 2017) Percentage owned
Sony Global Manufacturing & Operations Corporation	Japan	100.0
Sony Semiconductor Solutions Corporation	Japan	100.0
Sony Semiconductor Manufacturing Corporation	Japan	100.0
Sony Marketing Inc.	Japan	100.0
Sony Mobile Communications Inc.	Japan	100.0
Sony Interactive Entertainment Inc.	Japan	100.0
Sony Visual Products Inc.	Japan	100.0
Sony Video & Sound Products Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings Inc.*	Japan	63.0
Sony Life Insurance Co., Ltd.*	Japan	100.0
Sony Bank Inc.*	Japan	100.0
Sony Americas Holding, Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Interactive Entertainment LLC	U.S.A.	100.0
Sony Interactive Entertainment America LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Europe Limited	U.K.	100.0
Sony Interactive Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherlands	100.0
Sony Mobile Communications AB	Sweden	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0
Sony (China) Limited	China	100.0

* Sony Corporation owns 63% of Sony Financial Holdings Inc., and Sony Financial Holdings Inc. owns 100% of Sony Life Insurance Co., Ltd. and Sony Bank Inc.

D.	Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The following table sets forth information as of March 31, 2017 with respect to plants used for the production of products mainly for electronics products and services with floor space of more than 500,000 square feet:

Location	Approximate floor space	Principal products produced
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Manufacturing Corporation — Nagasaki TEC)	2,306,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Manufacturing Corporation — Kumamoto TEC)	2,136,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Kagoshima (Sony Semiconductor Manufacturing Corporation — Kagoshima TEC)	1,767,000	CCDs and other semiconductors

Oita (Sony Semiconductor Manufacturing Corporation — Oita TEC)	585,000	CMOS image sensors and other semiconductors

Motomiya, Fukushima (Sony Energy Devices Corporation — Motomiya Plant)	961,000	Batteries

Kohda, Aichi (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Kohda Site)	902,000	Home-use video cameras, compact digital cameras and interchangeable single-lens cameras

Inazawa, Aichi (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Inazawa Site)	842,000	LCD televisions

Tsuruoka, Yamagata (Sony Semiconductor Manufacturing Corporation — Yamagata TEC)	703,000	CMOS image sensors and other semiconductors

Koriyama, Fukushima (Sony Energy Devices Corporation — Koriyama Plant)	593,000	Batteries

Kosai, Shizuoka (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Kosai Site)	576,000	Broadcast- and professional-use video equipment

Kisarazu, Chiba (Sony Global Manufacturing & Operations Corporation — Kisarazu TEC)	541,000	Blu-ray Disc™ players/recorders, audio equipment and video conference systems

Location	Approximate floor space	Principal products produced
	(square feet)
Outside of Japan:

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	1,541,000	Blu-ray Disc™-ROMs, CDs, DVDs and UMDs (Universal Media Disc)

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,027,000	Optical pickups and LCDs

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,876,000	Batteries and compact digital cameras

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	1,021,000	Audio equipment

Tuas, Singapore (Sony Electronics (Singapore) Pte. Ltd.)	834,000	Batteries

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	954,000	LCD televisions, TV components, Blu-ray Disc™ players/recorders and DVD-players/recorders

Guangzhou, China (Sony Electronics Huanan Co., Ltd.)	687,000	Optical pickups

Beijing, China (Sony Mobile Communications (China) Co., Ltd.)	604,000	Mobile phones

In addition to the above facilities, Sony has a number of other plants for electronic products throughout the world. Sony owns R&D facilities, and Sony Corporation’s headquarters building, with a total floor space of approximately 1,753,000 square feet, in Tokyo, Japan, where administrative functions and product development activities are carried out. SIEI has its corporate headquarters in Sony Corporation’s headquarters building and leases additional office space in Tokyo from a third party, where administrative functions, product development, and software development are carried out. SIEA and SIEE lease their offices in the U.S. and Europe, respectively.

SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios, with aggregate floor space of approximately 1,935,000 square feet. SPE also leases office space and motion picture and television support facilities from third parties and affiliates of Sony Corporation in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.

SME’s corporate offices are headquartered in New York, NY where it leases office space from SCA. SME also leases office space from third parties in various locations worldwide.

Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.

SCA’s corporate offices are headquartered in New York, NY where it leases office space from a third party.

On March 31, 2016, Sony Semiconductor Manufacturing Corporation Oita TEC was established in Japan. This facility uses semiconductor fabrication equipment and certain related assets acquired from Toshiba.

On April 1, 2017, Sony China completed the transfer of all of the equity interest in Sony Electronics Huanan Co., Ltd., which manufactures camera modules, to Shen Zhen O-film Tech Co., Ltd.

Pursuant to the definitive agreement between Sony and Murata Manufacturing Co., Ltd., Sony will transfer to Murata Manufacturing Co., Ltd. the battery-related plants located in Japan, China and Singapore, subject to required regulatory approvals and other conditions.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Operating Performance

	Fiscal year ended March 31
	2015	2016	2017
	(Yen in billions)
Sales and operating revenue	8,215.9	8,105.7	7,603.3
Equity in net income of affiliated companies	3.9	2.2	3.6
Operating income	68.5	294.2	288.7
Income before income taxes	39.7	304.5	251.6
Net income (loss) attributable to Sony Corporation’s stockholders	(126.0)	147.8	73.3

Sales

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales and operating revenue (“sales”) were 7,603.3 billion yen, a decrease of 6.2% compared to the fiscal year ended March 31, 2016. This decrease was primarily due to the impact of foreign exchange rates. On a constant currency basis, sales were essentially flat year-on-year, due to significant increases in G&NS and Semiconductors segment sales, substantially offset by a significant decrease in MC segment sales. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales were 8,105.7 billion yen, a decrease of 1.3% compared to the fiscal year ended March 31, 2015. This decrease was mainly due to a significant decrease in MC segment sales, reflecting a significant decrease in smartphone unit sales, partially offset by increases in G&NS segment sales, reflecting a significant increase in PS4 software sales, and in Music segment sales mainly reflecting depreciation of the yen against the U.S. dollar. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

Cost of Sales, Selling, General and Administrative Expenses and Other Operating Expense, net

“Sales” in the analysis of the ratio of “cost of sales” to sales, the ratio of “R&D costs” to sales, and the ratio of “selling, general and administrative expenses (“SGA expenses”)” to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales (which excludes financial services revenue). This is because “financial services expenses” are recorded separately from cost of sales and SGA expenses in the consolidated financial statements. The calculations of all ratios below that pertain to reportable segments include intersegment transactions.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, cost of sales decreased by 413.9 billion yen year-on-year, to 4,753.0 billion yen. The cost of sales included net charges of 15.4 billion yen in expenses in the Semiconductors segment resulting from the earthquakes in the Kumamoto region in 2016 (“the 2016 Kumamoto Earthquakes”). Refer to Note 18 of the consolidated financial statements for details. The ratio of cost of sales to sales improved year-on-year from 73.4% to 72.9%.

R&D costs (all R&D costs are included within cost of sales) decreased by 20.7 billion yen year-on-year, to 447.5 billion yen. The ratio of R&D costs to sales was 6.9% compared to 6.7% in the fiscal year ended March 31, 2016. For further details, refer to Research and Development in Item 5.C.

SGA expenses decreased by 186.0 billion yen year-on-year, to 1,506.0 billion yen, mainly due to the impact of the appreciation of the yen. The ratio of SGA expenses to sales improved year-on-year from 24.0% to 23.1%.

Other operating expense, net was 149.0 billion yen, an increase of 101.8 billion yen year-on-year. This significant deterioration was mainly due to the recording of a 962 million U.S. dollar (112.1 billion yen) charge for the impairment of goodwill recorded in the Pictures segment. Refer to Note 9 of the consolidated financial statements for details of the impairment. In addition, other operating expense, net in the fiscal year ended March 31, 2017 included a 42.3 billion yen impairment charge related to the planned transfer of the battery business in the Components segment, as well as a 23.9 billion yen impairment charge against long-lived assets resulting from the termination of the development and manufacturing of certain high-functionality camera modules for external sale in the Semiconductors segment. Offsetting all of the above charges was a 37.2 billion yen gain on the sale of certain shares of M3, Inc. (“M3”) recorded in All Other. Other operating expense, net for the fiscal year ended March 31, 2016 included a 59.6 billion yen impairment charge against long-lived assets in the camera module business recorded in the Semiconductors segment, and a 30.6 billion yen impairment charge against long-lived assets in the battery business recorded in the Components segment, as well as a 151 million U.S. dollar (18.1 billion yen) gain recorded in the Music segment on the remeasurement to fair value of SME’s 51% equity interest in Orchard Media, Inc. (“The Orchard”), which had previously been accounted for under the equity method, as a result of SME increasing its ownership interest to 100%. It also included a gain of 12.3 billion yen from the sale of a part of the logistics business, in connection with the formation of a logistics joint venture, recorded in Corporate and elimination. Refer to Note 20 of the consolidated financial statements.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, cost of sales decreased by 108.3 billion yen year-on-year, to 5,166.9 billion yen. Cost of sales in the fiscal year ended March 31, 2015 included an 11.2 billion yen write-down of PS Vita and PS TV components in the G&NS segment. The ratio of cost of sales to sales improved year-on-year from 73.9% to 73.4%.

R&D costs (all R&D costs are included within cost of sales) increased by 3.9 billion yen year-on-year, to 468.2 billion yen. The ratio of R&D costs to sales was 6.7% compared to 6.5% in the fiscal year ended March 31, 2015. For further details, refer to Research and Development in Item 5. C.

SGA expenses decreased by 119.5 billion yen year-on-year, to 1,691.9 billion yen, mainly due to decreases in advertising costs and restructuring charges. The ratio of SGA expenses to sales improved year-on-year from 25.4% to 24.0%.

Other operating expense, net was 47.2 billion yen, a decrease of 134.5 billion yen year-on-year. This significant improvement was mainly due to a decrease in the amount of impairment charges. Other operating expense, net for the fiscal year ended March 31, 2016 included a 59.6 billion yen impairment charge against long-lived assets in the camera module business recorded in the Semiconductors segment, and a 30.6 billion yen impairment charge against long-lived assets in the battery business recorded in the Components segment, as well as a 151 million U.S. dollar (18.1 billion yen) gain recorded in the Music segment on the remeasurement to fair value of SME’s 51% equity interest in The Orchard described above. It also included a gain of 12.3 billion yen from the sale of a part of the logistics business, in connection with the formation of a logistics joint venture, recorded in Corporate and elimination. Other operating expense, net for the fiscal year ended March 31, 2015 included a 176.0 billion yen impairment charge against goodwill recorded in the MC segment and a gain of 14.8 billion yen recognized on the sale of certain buildings and premises at the Gotenyama Technology Center in Japan, recorded in Corporate and elimination. Refer to Note 20 of the consolidated financial statements.

Equity in Net Income (Loss) of Affiliated Companies

For the fiscal year ended March 31, 2017, equity in net income of affiliated companies was 3.6 billion yen, an increase of 1.3 billion yen year-on-year. For the fiscal year ended March 31, 2016, equity in net income of affiliated companies was 2.2 billion yen, a decrease of 1.7 billion yen year-on-year.

Operating Income

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, operating income decreased 5.5 billion yen year-on-year, to 288.7 billion yen. This decrease was mainly due to the 962 million U.S. dollars (112.1 billion yen) impairment charge of goodwill recorded in the Pictures segment, substantially offset by an improvement in the operating results of the MC segment and an increase in the operating income of the G&NS segment. Restructuring charges, net, increased 22.0 billion yen year-on-year to 60.2 billion yen primarily due to the above-mentioned impairment charge related to the planned transfer of the battery business.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, operating income increased by 225.6 billion yen year-on-year, to 294.2 billion yen. This significant increase was primarily due to significant improvements in the results of the MC segment and All Other, as well as the G&NS, IP&S, Music and Home Entertainment & Sound (“HE&S”)

segments. The increase in consolidated operating income was partially offset by a significant deterioration in the operating results of the Semiconductors, Components, Financial Services and Pictures segments. Restructuring charges, net, decreased 59.8 billion yen year-on-year to 38.3 billion yen.

Other Income and Expenses

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, other income decreased by 52.4 billion yen year-on-year, to 14.4 billion yen, while other expenses decreased by 5.0 billion yen year-on-year, to 51.5 billion yen. The net amount of other income and other expenses was an expense of 37.1 billion yen, a deterioration of 47.4 billion yen year-on-year primarily due to the absence in the fiscal year ended March 31, 2017 of a 46.8 billion yen gain on the sale of certain shares of Olympus recorded in the fiscal year ended March 31, 2016.

The foreign exchange loss, net, increased by 1.6 billion yen year-on-year, to 22.2 billion yen.

Interest and dividends in other income of 11.5 billion yen were recorded in the fiscal year ended March 31, 2017, a decrease of 1.0 billion yen year-on-year. Interest recorded in other expenses totaled 14.5 billion yen, a decrease of 10.7 billion yen year-on-year, mainly due to a decrease in interest rates.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, other income increased by 41.8 billion yen year-on-year, to 66.8 billion yen, while other expenses increased by 2.6 billion yen year-on-year, to 56.5 billion yen. The net amount of other income and other expenses was income of 10.3 billion yen, an improvement of 39.1 billion yen year-on-year. This was mainly due to an increase in the gain on securities investments. The gain on sales of securities investments in the fiscal year ended March 31, 2016 included a 46.8 billion yen gain on the sale of certain shares of Olympus and a 2.7 billion yen gain on the sale of shares in connection with the above-mentioned formation of a logistics joint venture. The gain on sales of securities investments in the fiscal year ended March 31, 2015 included a 4.8 billion yen gain on Sony’s shares in SQUARE ENIX HOLDINGS CO., LTD.

The foreign exchange loss, net, was 20.6 billion yen, essentially flat year-on-year. Interest and dividends in other income of 12.5 billion yen were recorded in the fiscal year ended March 31, 2016, a decrease of 0.4 billion yen year-on-year. Interest recorded in other expenses totaled 25.3 billion yen, an increase of 1.7 billion yen year-on-year.

Income before Income Taxes

For the fiscal year ended March 31, 2017, income before income taxes was 251.6 billion yen, a decrease of 52.9 billion yen year-on-year. For the fiscal year ended March 31, 2016, income before income taxes was 304.5 billion yen, an increase of 264.8 billion yen year-on-year.

Income Taxes

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

During the fiscal year ended March 31, 2017, Sony recorded 124.1 billion yen of income tax expense, resulting in an effective tax rate of 49.3%, which exceeded the effective tax rate of 31.1% of the fiscal year ended March 31, 2016. This higher effective tax rate was mainly due to the nondeductible impairment charge of goodwill recorded during the fiscal year ended March 31, 2017. Refer to Note 21 of the consolidated financial statements.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

During the fiscal year ended March 31, 2016, Sony recorded 94.8 billion yen of income tax expense, resulting in an effective tax rate of 31.1%. This effective tax rate was lower than the Japanese statutory tax rate primarily as a result of profits recorded at foreign subsidiaries and in the insurance business, which are both subject to lower tax rates, the reversal of valuation allowances on deferred tax assets for local taxes by a subsidiary in Japan, and an income tax benefit due to a reduction in the corporate tax rate in Japan which resulted in a reduction of net deferred tax liabilities. These reductions were partially offset by increases in valuation allowances for deferred tax assets in the national tax filing group in Japan and certain foreign subsidiaries. Refer to Note 21 of the consolidated financial statements.

Net Income Attributable to Sony Corporation’s Stockholders

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, the net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 73.3 billion yen, a decrease of 74.5 billion yen year-on-year.

Net income attributable to noncontrolling interests of 54.3 billion yen was recorded, a decrease of 7.7 billion yen year-on-year. This decrease was mainly due to the acquisition of the 50% equity interest in Sony/ATV held by the Estate, making Sony/ATV a wholly-owned subsidiary of Sony.

Basic net income per share and diluted net income per share, attributable to Sony Corporation’s stockholders for the fiscal year ended March 31, 2017 were 58.07 yen and 56.89 yen, respectively, compared with 119.40 yen and 117.49 yen, respectively, in the fiscal year ended March 31, 2016. Refer to Note 22 of the consolidated financial statements.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, the net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 147.8 billion yen, compared to a net loss of 126.0 billion yen in the fiscal year ended March 31, 2015.

Net income attributable to noncontrolling interests of 61.9 billion yen was recorded, a decrease of 15.1 billion yen year-on-year. This decrease was mainly due to the decreased income at SFH, for which there was a noncontrolling interest of 40%.

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

In addition to those significant trends, uncertainties and events listed herein, refer to Trend Information in Item 5.D for more information on significant trends, uncertainties and events that had, or may have, an effect on business segment operating performance.

Business Segment Information

	Fiscal year ended March 31
	2015	2016	2017
	(Yen in billions)
Sales and operating revenue
Mobile Communications	1,410.2	1,127.5	759.1
Game & Network Services	1,388.0	1,551.9	1,649.8
Imaging Products & Solutions	700.6	684.0	579.6
Home Entertainment & Sound	1,238.1	1,159.0	1,039.0
Semiconductors	700.1	739.1	773.1
Components	250.7	224.6	195.4
Pictures	878.7	938.1	903.1
Music	560.4	619.2	647.7
Financial Services	1,083.6	1,073.1	1,087.5
All Other	385.6	332.2	267.0
Corporate and elimination	(380.1)	(343.0)	(298.1)

Consolidated	8,215.9	8,105.7	7,603.3

	Fiscal year ended March 31
	2015	2016	2017
	(Yen in billions)
Operating income (loss)
Mobile Communications	(217.6)	(61.4)	10.2
Game & Network Services	48.1	88.7	135.6
Imaging Products & Solutions	38.7	69.3	47.3
Home Entertainment & Sound	24.1	50.6	58.5
Semiconductors	96.2	14.5	(7.8)
Components	(7.5)	(42.9)	(60.4)
Pictures	58.5	38.5	(80.5)
Music	58.2	86.5	75.8
Financial Services	193.3	156.5	166.4
All Other	(94.2)	1.7	30.9

Sub-Total	198.0	401.9	375.8
Corporate and elimination*	(129.4)	(107.7)	(87.1)

Consolidated	68.5	294.2	288.7

* Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Mobile Communications

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales decreased 32.7% year-on-year to 759.1 billion yen. This significant decrease was primarily due to a decrease in smartphone unit sales mainly in Europe, the Middle East and Latin America, as well as a significant downsizing of unit sales in unprofitable regions.

Operating income of 10.2 billion yen was recorded, compared to an operating loss of 61.4 billion yen in the fiscal year ended March 31, 2016. Despite the impact of the above-mentioned decrease in sales, operating results improved significantly mainly due to a reduction in operating costs including the benefit of restructuring initiatives, an improvement in profitability resulting from a concentration on fewer geographic areas and a focus on high value-added models, the positive impact of foreign exchange rates, as well as a reduction in restructuring charges.

The operating performance of the MC segment for the fiscal year ended March 31, 2017 reflected the slowing and maturation of the smartphone market on a global scale, primarily due to a slowdown in sales in emerging markets, as well as the intentional downsizing of operations in unprofitable geographic regions. In this environment, Sony focused on the higher-end of the product portfolio, since the market at the low-end is increasingly more competitive, price-sensitive and volatile. Furthermore, Sony focused on product differentiation in areas where Sony believes it has a technological advantage, such as image sensors, and in geographic areas where Sony believes it has a competitive edge, such as Japan. Sony also focused on stabilizing the segment’s operating results by further reducing operating costs and by growing recurring revenue businesses, such as the Internet services provider business. Sony intends to continue these initiatives in the fiscal year ending March 31, 2018.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales decreased 20.0% year-on-year to 1,127.5 billion yen. This decrease was due to a strategic decision not to pursue scale in order to improve profitability, resulting in a significant decrease in smartphone unit sales, partially offset by an improvement in the product mix of smartphones reflecting an increased focus on high value-added models.

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

Major product unit sales

	Fiscal year ended March 31
	2015	2016	2017
	(Units in millions)
Smartphones	39.1	24.9	14.6

Game & Network Services

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales increased 6.3% year-on-year to 1,649.8 billion yen. This increase was primarily due to an increase in PS4 software sales, including sales through the network, as well as an increase in PS4 hardware sales, partially offset by the impact of foreign exchange rates and the impact of a price reduction for PS4 hardware.

Operating income increased 46.9 billion yen year-on-year to 135.6 billion yen. This significant increase was primarily due to PS4 hardware cost reductions and the above-mentioned increase in PS4 software sales, partially offset by the impact of the price reduction for PS4 hardware and a decrease in PS3 software sales.

The operating performance of the G&NS segment for the fiscal year ended March 31, 2017 reflected the continued demand for hardware, software and network services. The expansion of the PS4 eco-system is expected to continue throughout the fiscal year ending March 31, 2018, and Sony intends to expand the network services business during that fiscal year as the PS4 eco-system enters its harvesting period.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales increased 11.8% year-on-year to 1,551.9 billion yen. This significant increase was primarily due to increases in PS4 software sales, including sales through the network, and PS4 hardware unit sales, partially offset by a decrease in PS3 software and hardware sales.

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

Sales to external customers by product category

	Fiscal year ended March 31
	2015	2016	2017
	(Yen in millions)
Hardware	733,757	721,829	598,373
Network	351,467	529,318	714,924
Other	206,922	228,628	268,271

G&NS Total	1,292,146	1,479,775	1,581,568

Major product unit sales
	Fiscal year ended March 31
	2015	2016	2017
	(Units in millions)
PS4	14.8	17.7	20.0

Imaging Products & Solutions

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales decreased 15.3% year-on-year to 579.6 billion yen. This significant decrease was mainly due to the impact of foreign exchange rates and a decrease in unit sales resulting from the 2016 Kumamoto Earthquakes.

Operating income decreased 22.1 billion yen year-on-year to 47.3 billion yen. This significant decrease was mainly due to the negative impact of foreign exchange rates and the impact of the above-mentioned decrease in unit sales, partially offset by an improvement in the product mix of Still and Video Cameras reflecting a shift to high value-added models and cost reductions.

The operating performance of the IP&S segment for the fiscal year ended March 31, 2017 reflected shrinking markets for compact digital cameras, consumer video cameras and interchangeable lens cameras, as well as decreased production as a result of the 2016 Kumamoto Earthquakes. In this environment, Sony strengthened its high value-added products, such as interchangeable lens cameras and lenses, and focused on high-end models within its product portfolio of compact digital cameras and consumer video cameras. Sony intends to continue these initiatives in the fiscal year ending March 31, 2018.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales decreased 2.4% year-on-year to 684.0 billion yen. Sales were essentially flat year-on-year primarily due to decreases in unit sales of Still and Video Cameras reflecting a contraction of the market, substantially offset by an improvement in the product mix, reflecting a shift to high value-added models.

Operating income increased 30.5 billion yen year-on-year to 69.3 billion yen. This significant increase was mainly due to the improvement in the product mix of Still and Video Cameras and cost reductions.

Below are the sales to external customers by product category and unit sales of major products:

Sales to external customers by product category

	Fiscal year ended March 31
	2015	2016	2017
	(Yen in millions)
Still and Video Cameras	478,099	428,777	351,834
Other	218,789	248,454	219,665

IP&S Total	696,888	677,231	571,499

Major product unit sales
	Fiscal year ended March 31
	2015	2016	2017
	(Units in millions)
Digital cameras within Still and Video Cameras*	8.5	6.1	4.2

* Digital cameras include compact digital cameras and interchangeable single-lens cameras.

Home Entertainment & Sound

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales decreased 10.4% year-on-year to 1,039.0 billion yen, primarily due to the impact of foreign exchange rates.

Operating income increased 7.9 billion yen year-on-year to 58.5 billion yen. This increase was primarily due to an improvement in the product mix reflecting a shift to high value-added models, partially offset by the negative impact of foreign exchange rates as well as an increase in expenses* resulting from the change in the method of calculating royalties and other costs for brand and patent utilization, pursuant to the separation of Sony’s businesses into distinct subsidiaries and the realignment of corporate functions.

The operating performance of the HE&S segment for the fiscal year ended March 31, 2017 reflected the relative stabilization of the television market and a market shift to high value-added models such as 4K televisions. In this environment, Sony expects to continue to pursue an improvement in product mix reflecting the shift to high value-added models and an enhancement of its marketing initiatives.

* For further details, refer to Note 28 of the consolidated financial statements.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales decreased 6.4% year-on-year to 1,159.0 billion yen. This decrease was primarily due to a decrease in unit sales of LCD televisions, and a decrease in home audio and video unit sales reflecting a contraction of the market, partially offset by an improvement in the product mix of LCD televisions reflecting a shift to high value-added models, as well as the impact of foreign exchange rates.

Operating income increased 26.5 billion yen year-on-year to 50.6 billion yen. This significant increase was primarily due to cost reductions and an improvement in product mix, partially offset by the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, as well as the impact of the above-mentioned decrease in sales.

Below are the sales to external customers by product category and unit sales of major products:

Sales to external customers by product category

	Fiscal year ended March 31
	2015	2016	2017
	(Yen in millions)
Televisions	835,068	797,764	720,557
Audio and Video	396,814	354,946	311,771
Other	3,804	2,375	1,887

HE&S Total	1,235,686	1,155,085	1,034,215

Major product unit sales
	Fiscal year ended March 31
	2015	2016	2017
	(Units in millions)
LCD televisions	14.6	12.2	12.1

Semiconductors

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales increased 4.6% year-on-year to 773.1 billion yen. This increase in sales was primarily due to a significant increase in unit sales of image sensors mainly for mobile products, partially offset by the impact of foreign exchange rates, a significant decrease in sales of camera modules, a business which was downsized, and the decrease in production due to the 2016 Kumamoto Earthquakes. Sales to external customers increased 10.1% year-on-year.

Operating loss of 7.8 billion yen was recorded, compared to operating income of 14.5 billion yen in the previous fiscal year. This significant deterioration in operating results was primarily due to the negative impact of foreign exchange rates, the above-mentioned expenses resulting from the 2016 Kumamoto Earthquakes, and a 6.5 billion yen write-down of inventories of certain image sensors mainly for mobile products. This deterioration was partially offset by the above-mentioned year-on-year increase in sales and the decrease in impairment charges against long-lived assets related to the camera module business.

The operating performance of the Semiconductors segment for the fiscal year ended March 31, 2017 reflected growing demand for image sensors for mobile products, which is currently the most important market for Sony’s image sensors, as well as Sony’s efforts to increase its customer base. This growth was largely due to increased demand for high value-added products that use these image sensors to improve their front-facing cameras, dual-lens cameras and video functionality. In this environment, Sony streamlined the portfolio of the Semiconductors segment to focus on image sensors, exiting from certain other businesses in the segment, including the camera modules business. Sony also continued to invest in production capacity for image sensors and increased its customer base while carefully monitoring demand. Sony intends to continue these initiatives in the fiscal year ending March 31, 2018.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales increased 5.6% year-on-year to 739.1 billion yen primarily due to the impact of foreign exchange rates and increases in camera module and image sensor sales. Sales to external customers increased 12.0% year-on-year.

Operating income decreased 81.7 billion yen year-on-year to 14.5 billion yen. This significant decrease was primarily due to the deterioration in the operating results of the camera module business, including the recording of a 59.6 billion yen impairment charge related to long-lived assets, increases in depreciation and amortization expenses as well as an increase in R&D expenses. This deterioration was partially offset by the positive impact of foreign exchange rates. For the camera module business, due to a decrease in projected future demand, Sony revised its Mid-Range Plan for the period beginning with the fiscal year ended March 31, 2017. Given the decrease in projected future demand, Sony performed an impairment analysis in the quarter ended March 31, 2016, and determined that future cash flows would not be sufficient to recover the entire carrying amount of the long-lived assets, resulting in the impairment charge.

Components

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales decreased 13.0% year-on-year to 195.4 billion yen primarily due to the impact of foreign exchange rates and a decrease in sales in the battery business.

Operating loss increased 17.5 billion yen year-on-year to 60.4 billion yen. This significant increase in the operating loss was primarily due to a 42.3 billion yen impairment charge related to the planned transfer of the battery business and the impact of the above-mentioned decrease in sales, partially offset by the absence of the 30.6 billion yen impairment charge related to long-lived assets of the battery business recorded in the previous fiscal year.

Sony and Murata Manufacturing Co., Ltd. signed a binding definitive agreement to transfer the Sony Group’s battery business to the Murata Group, on October 31, 2016. The closing of the transaction is subject to required regulatory approvals and other conditions.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales decreased 10.4% year-on-year to 224.6 billion yen primarily due to the impact of a decrease in battery business sales.

Operating loss increased 35.4 billion yen year-on-year to 42.9 billion yen. This significant increase in the operating loss was primarily due to the deterioration in the operating results of the battery business, including the recording of a 30.6 billion yen impairment charge related to long-lived assets. This deterioration was partially offset by the positive impact of foreign exchange rates. For the battery business, due to the increasingly competitive markets, Sony performed an impairment analysis in the quarter ended December 31, 2015, and reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets, resulting in the impairment charge.

Electronics*

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S, Semiconductors and Components segments.

Inventory

	Fiscal year ended March 31
	2016	2017
	(Yen in billions)
Mobile Communications	84.5	79.5
Game & Network Service	84.2	81.7
Imaging Products & Solutions	64.9	62.9
Home Entertainment & Sound	105.3	114.1
Semiconductors	224.7	203.6
Components	36.5	11.4

Electronics Total	600.1	553.2

Sales to External Customers by Geographic Area

	Fiscal year ended March 31
	2015	2016	2017
Japan	16.6%	18.1%	20.1%
United States	16.7%	20.5%	21.9%
Europe	27.5%	27.5%	26.1%
China	9.6%	9.6%	10.8%
Asia-Pacific (other than Japan and China)	16.7%	14.9%	14.7%
Other	12.9%	9.3%	6.4%

Electronics Total	100%	100%	100%

Manufacturing by Geographic Area

The following tables set forth the Electronics segments’ total production breakdown of in-house and outsourced production, and the breakdown of in-house production by geographic regions. Figures in parentheses indicate the percentage of products that were exported from each geographic region to other regions.

Total production breakdown of in-house and outsourced production*

	Fiscal year ended March 31
	2016	2017
In-house production	61%	66%
Outsourced production	39%	34%

Electronics total	100%	100%

Breakdown of in-house production by geographic regions*

	Fiscal year ended March 31
	2016		2017
Japan	37% (86%	)	44% (87%	)
China	42% (70%	)	33% (69%	)
Asia-Pacific (other than Japan and China)	19% (55%	)	22% (59%	)
Americas and Europe	1% (less than 5%	)	1% (less than 5%	)

Electronics total	100%		100%

* Because decimals have been rounded upwards, there may be cases in which the sum of individual figures does not equal 100%.

Pictures

Pictures segment results presented below are a yen-translation of the results of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales decreased 3.7% year-on-year (a 5% increase on a U.S. dollar basis) to 903.1 billion yen, primarily due to the impact of the appreciation of the yen against the U.S. dollar. The increase in sales on a U.S. dollar basis was primarily due to higher sales for Television Productions and Media Networks. Sales for Television Productions increased primarily due to higher subscription video-on-demand (“SVOD”) licensing revenues. The increase in sales for Media Networks was due to higher advertising and subscription revenues mainly in India, Latin America and the U.S.

Operating loss of 80.5 billion yen was recorded, compared to operating income of 38.5 billion yen in the previous fiscal year. This significant deterioration in operating results was primarily due to the above-mentioned 962 million U.S. dollars (112.1 billion yen) impairment charge of goodwill. The operating results for the Pictures segment were also negatively impacted by higher programming and marketing expenses for Media Networks as well as higher theatrical marketing expenses for Motion Pictures.

As of March 31, 2017, unrecognized license fee revenue at SPE was approximately 2.6 billion U.S. dollars. SPE expects to record this amount over a ten year period, having entered into contracts with television broadcasters to provide those broadcasters with completed motion pictures and television programming. Under current revenue recognition requirements and SPE’s policies, the license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

Within the Pictures segment in the fiscal year ended March 31, 2017, the operating performance of Motion Pictures reflected an acceleration of market decline in the home entertainment business, which resulted in a lowering of previous expectations regarding the home entertainment business, and a reduction in film performance. Underlying market trends in Motion Pictures include a larger share of film revenue being concentrated in fewer tent-pole films. In this environment, Sony is working to expand the global appeal of its films and enhance developed and acquired intellectual property. In the market in which Television Productions operates, U.S. networks are seeking to own more of the content broadcast on their networks. This impacts the number of series that these networks license from third-party producers such as SPE or the rights SPE retains in the series that are licensed. Sony, which does not own a major U.S. broadcast network, has been striving to build strong relationships with top content creators and major networks around the world to offset that impact. In the market in which Media Networks operates, there has been a gradual movement from a linear carriage environment — that is, one in which a viewer watches a program at a particular, pre-scheduled time — to a non-linear, on-demand carriage environment, which has put pressure on Media Networks’ carriage negotiations with distributors. As a result, Sony expects to continue to aim to differentiate its branded channels from the competition. Sony intends to continue these initiatives in the fiscal year ending March 31, 2018.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales increased 6.8% year-on-year (essentially flat on a U.S. dollar basis) to 938.1 billion yen. On a U.S. dollar basis, the impact of foreign exchange rates as well as lower sales in Motion Pictures were substantially offset by higher sales in Media Networks and Television Productions. The decrease in Motion Pictures sales was primarily due to a decrease in home entertainment revenues as the fiscal year ended March 31, 2015 benefited from the strong home entertainment performances of The Amazing Spider-Man 2, 22 Jump Street and Heaven Is For Real. Partially offsetting the decrease in home entertainment revenues was higher theatrical revenues in the fiscal year ended March 31, 2016, driven by the strong worldwide theatrical performances of Spectre and Hotel Transylvania 2. The increase in Media Networks sales was primarily due to higher advertising revenues in India and the United Kingdom. The increase in Television Productions sales was primarily due to higher SVOD revenues for Breaking Bad, The Blacklist and Better Call Saul.

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

Below are the sales to external customers by product category:

Sales to external customers by product category

	Fiscal year ended March 31
	2015	2016	2017
	(Yen in millions)
Motion Pictures	434,253	447,355	409,363
Television Productions	252,456	270,115	271,886
Media Networks	189,605	218,357	219,981

Pictures Total	876,314	935,827	901,230

Music

The Music segment results include the yen-translated results of SME and Sony/ATV, both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis and the results of SMEJ, a Japan-based music company which aggregates its results in yen. The segment also includes equity in net income for EMI Music Publishing (“EMI”), an affiliated company accounted for under the equity method for which Sony records 39.8% of EMI’s net income in the segment operating income.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales increased 4.6% year-on-year (an 11% increase on a constant currency basis) to 647.7 billion yen. The significant increase in sales on a constant currency basis was due to higher Visual Media and Platform sales and higher Recorded Music sales, and was partially offset by the impact of the appreciation of the yen against the U.S. dollar. Visual Media and Platform sales increased due to the strong performance of Fate/Grand Order, a game application for mobile devices in Japan. Recorded Music sales increased due to an increase in digital streaming revenues. Best-selling music titles included Beyoncé’s Lemonade, various hit tracks from The Chainsmokers and Sia’s This is Acting.

Operating income decreased 10.7 billion yen year-on-year to 75.8 billion yen. Operating income decreased primarily due to the above-mentioned absence of the 151 million U.S. dollar (18.1 billion yen) gain that was recorded in the previous fiscal year on the remeasurement of SME’s equity interest in The Orchard. The operating results of the Music segment were also positively impacted by the above-mentioned increase in sales, partially offset by the negative impact of the appreciation of the yen against the U.S. dollar.

The operating performance of the Music segment for the fiscal year ended March 31, 2017 reflected the growth in the market for recorded music after many years of market decline, as the continued development and growth of digital streaming has begun to offset the decreases in physical and download revenues. In this environment, Sony has pursued initiatives to offset the decreases in physical and digital download revenues with increased streaming, broadcast, and other licensing revenues through continued investment in new recorded music and music publishing rights. Sony intends to continue these initiatives in the fiscal year ending March 31, 2018.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

For the fiscal year ended March 31, 2016, sales increased 10.5% year-on-year (a 5% increase on a constant currency basis) to 619.2 billion yen primarily due to the impact of the depreciation of the yen against the U.S. dollar. The increase in sales on a constant currency basis was primarily due to significantly higher Visual Media and Platform sales reflecting the strong performance of Fate/Grand Order, a game application for mobile devices in Japan. In Recorded Music, digital streaming revenues significantly increased, partially offset by a worldwide decline in physical and digital download sales. The fiscal year ended March 31, 2016 included the record-breaking sales of Adele’s new album 25. Other best-selling titles included One Direction’s Made in the A.M., David Bowie’s Blackstar and Meghan Trainor’s Title.

Operating income increased 28.3 billion yen year-on-year to 86.5 billion yen. This increase was primarily due to the above-mentioned gain recorded on the remeasurement to fair value of SME’s 51% equity interest in The Orchard as well as the impact of the above-mentioned increases in digital streaming revenues in Recorded Music and in Visual Media and Platform sales. Partially offsetting the increase was the negative impact of the above-mentioned decline in physical and digital download sales in Recorded Music.

Below are the sales to external customers by product category:

Sales to external customers by product category

	Fiscal year ended March 31
	2015	2016	2017
	(Yen in millions)
Recorded Music	383,350	412,718	388,948
Music Publishing	70,959	71,258	66,541
Visual Media & Platform	87,383	118,588	175,278

Music Total	541,692	602,564	630,767

Financial Services

In Sony’s Financial Services segment, the results include SFH and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance and Sony Bank. The results of Sony Life discussed below on the basis of U.S. GAAP differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, financial services revenue was 1,087.5 billion yen, essentially flat year-on-year. This was primarily due to an improvement in investment performance in the separate account driven by a rise in the stock market, substantially offset by a decrease in insurance premium revenue and a deterioration in investment performance in the general account, all at Sony Life. Revenue at Sony Life was 965.6 billion yen, essentially flat year-on-year.

Operating income increased 9.9 billion yen year-on-year to 166.4 billion yen primarily due to an increase in operating income at Sony Life. Operating income at Sony Life increased 15.5 billion yen year-on-year to 154.3 billion yen mainly due to decreases in the amortization of deferred insurance acquisition costs and the provision of policy reserves, primarily driven by an increase in interest rates and the improvement in the stock market, partially offset by a decline in net gains on sales of securities in the general account.

The operating performance of the Financial Services segment for the fiscal year ended March 31, 2017 reflected the continuation of an unfavorable interest rate environment. Following the January 2016 decision by the Bank of Japan (“BOJ”) to introduce the “Quantitative and Qualitative Monetary Easing with a Negative Interest Rate” policy, long-term interest rates, which were already at a low level, fell until the BOJ’s decision in July 2016 to forgo a further reduction in interest rates. Following that decision, interest rates began to rise due to factors such as the adoption of the “Quantitative and Qualitative Monetary Easing with Yield Curve Control” policy in September 2016 with the BOJ’s purchasing of long-term government bonds to realize a target level of long-term interest rates, and moves by major countries’ central banks to curb monetary easing and shift interest rates in a positive direction. However, long-term interest rates rose only modestly in Japan due to the BOJ’s continuous monetary easing policy. Although Sony expects the current unfavorable interest rate environment to continue in the fiscal year ending March 31, 2018, Sony is continuing to pursue growth in the Financial Services segment by focusing on differentiating itself through high-quality financial products and services.

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

	Fiscal year ended March 31
Financial Services segment	2015	2016	2017
	(Yen in millions)
Financial services revenue	1,083,629	1,073,069	1,087,504
Financial services expenses	889,540	915,881	917,479
Equity in net loss of affiliated companies	(782)	(645)	(3,601)

Operating income	193,307	156,543	166,424
Other income, net	—	—	—

Income before income taxes	193,307	156,543	166,424
Income taxes and other	42,184	37,741	47,711

Net income of Financial Services	151,123	118,802	118,713

	Fiscal year ended March 31
Sony without the Financial Services segment	2015	2016	2017
	(Yen in millions)
Net sales and operating revenue	7,141,492	7,044,415	6,527,499
Costs and expenses	7,218,528	6,909,651	6,412,385
Equity in net income of affiliated companies	4,703	2,883	7,164

Operating income (loss)	(72,333)	137,647	122,278
Other income (expenses), net	(20,987)	20,755	(22,728)

Income (loss) before income taxes	(93,320)	158,402	99,550
Income taxes and other	63,094	71,451	84,956

Net income (loss) of Sony without Financial Services	(156,414)	86,951	14,594

	Fiscal year ended March 31
Consolidated	2015	2016	2017
	(Yen in millions)
Financial services revenue	1,077,604	1,066,319	1,080,284
Net sales and operating revenue	7,138,276	7,039,393	6,522,966

	8,215,880	8,105,712	7,603,250
Costs and expenses	8,151,253	7,813,753	7,318,111
Equity in net income of affiliated companies	3,921	2,238	3,563

Operating income	68,548	294,197	288,702
Other income (expenses), net	(28,819)	10,307	(37,083)

Income before income taxes	39,729	304,504	251,619
Income taxes and other	165,709	156,713	178,330

Net income (loss) attributable to Sony Corporation’s Stockholders	(125,980)	147,791	73,289

All Other

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

Sales for the fiscal year ended March 31, 2017 decreased 19.6% year-on-year, to 267.0 billion yen. This significant decrease in sales was primarily due to a decrease in sales of the disc manufacturing business resulting from the contraction of the market.

Operating income for the fiscal year ended March 31, 2017 increased 29.2 billion yen year-on-year to 30.9 billion yen. This significant increase was primarily due to a gain of 37.2 billion yen from the sale of certain shares of M3.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

Sales for the fiscal year ended March 31, 2016 decreased 13.8% year-on-year to 332.2 billion yen. This significant decrease in sales was primarily due to the recording of sales in the fiscal year ended March 31, 2015 from the PC business, which was sold in July 2014.

Operating income of 1.7 billion yen was recorded, compared to an operating loss of 94.2 billion yen in the fiscal year ended March 31, 2015. This significant improvement was primarily due to a decrease in PC exit costs, including restructuring charges and after-sales service expenses, as well as the absence in the fiscal year ended March 31, 2016 of sales company fixed costs charged to the PC business in the fiscal year ended March 31, 2015, which were allocated based on the prior year results.

Restructuring

In a highly competitive landscape, Sony has made significant efforts to revitalize its Electronics businesses and has undertaken several large-scale restructuring initiatives including exiting from businesses or product categories, headcount reduction programs, and streamlining of its sales and administrative functions. For example, during the fiscal year ended March 31, 2015, Sony substantially completed the activities for optimizing the functions of its sales companies and headquarters, and experienced fixed cost reductions of more than 100 billion yen in the fiscal year ended March 31, 2016 compared with the fiscal year ended March 31, 2014. During the fiscal year ended March 31, 2015, Sony began restructuring plans in the MC segment, and has substantially completed those plans as of March 31, 2017. As a result, Sony experienced fixed cost reductions in the MC segment of more than 120 billion yen in annual operating expenses, including reductions in R&D expenses and marketing costs, in the fiscal year ended March 31, 2017 compared with the fiscal year ended March 31, 2015. Additionally, during the fiscal year ended March 31, 2017, Sony and Murata Manufacturing Co., Ltd. signed a binding definitive agreement to transfer Sony Group’s battery business to the Murata Group. Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation of these assets and liabilities, recorded impairment losses of 42.3 billion yen in other operating expenses (net).

Sony believes the competitive environment will continue to be difficult, and therefore plans to be vigilant with respect to the scale of its businesses and to changes in the environment. Sony will continue to evaluate the cost and profit structure of its businesses and continue to take action to reduce cost where Sony believes appropriate.

The chart below shows the restructuring charges, which include non-cash charges related to depreciation associated with restructured assets, recorded in the fiscal years ended March 31, 2015, 2016 and 2017. For further details, refer to Note 19 of the consolidated financial statements.

	Fiscal year ended March 31
	2015	2016	2017
	(Yen in millions)
Restructuring charges	98,036	38,259	60,215

Foreign Exchange Fluctuations and Risk Hedging

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

During the fiscal year ended March 31, 2017, the average rates of the yen were 108.4 yen against the U.S. dollar and 118.8 yen against the euro, which were 10.8% and 11.6% higher, respectively, than the fiscal year ended March 31, 2016. For the latest yen exchange rates per U.S. dollar, refer to “Selected Financial Data” in “Item 3. Key Information.”

For the fiscal year ended March 31, 2017, consolidated sales decreased 6.2% year-on-year (essentially flat on a constant currency basis) to 7,603.3 billion yen.

Consolidated operating income decreased 5.5 billion yen year-on-year to 288.7 billion yen. The foreign exchange fluctuations had a negative impact on the consolidated operating results mainly in Electronics.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

During the fiscal year ended March 31, 2016, the average rates of the yen were 120.1 yen against the U.S. dollar, which were 8.5% lower and 132.6 yen against the euro, which were 4.7% higher, respectively, than the fiscal year ended March 31, 2015. For the latest yen exchange rates per the U.S. dollar, refer to “Selected Financial Data” in “Item 3. Key Information.”

For the fiscal year ended March 31, 2016, consolidated sales decreased 1.3% year-on-year (a 4% decrease on a constant currency basis) to 8,105.7 billion yen.

Consolidated operating income increased 225.6 billion yen year-on-year to 294.2 billion yen. The foreign exchange fluctuations had a negative impact on the consolidated operating results mainly in Electronics.

The table below indicates the foreign exchange impact on sales and operating results in each of the Electronics segments. For further details, refer to “Operating Performance by Business Segment” which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		Fiscal year ended March 31			Impact of changes in foreign exchange rates
		2015	2016	2017	2015 to 2016	2016 to 2017
		(Yen in billions)
MC	Sales	1,410.2	1,127.5	759.1	-2.4	-37.8
	Operating income (loss)	(217.6)	(61.4)	10.2	-64.3	+26.1
G&NS	Sales	1,388.0	1,551.9	1,649.8	+30.2	-144.2
	Operating income	48.1	88.7	135.6	-47.7	-2.2
IP&S	Sales	700.6	684.0	579.6	+20.6	-55.1
	Operating income	38.8	69.3	47.3	-1.6	-26.5
HE&S	Sales	1,238.1	1,159.0	1,039.0	+23.7	-111.3
	Operating income	24.1	50.6	58.5	-36.7	-13.4
Semiconductors	Sales	700.1	739.1	773.1	+50.2	-76.3
	Operating income (loss)	96.2	14.5	(7.8)	+22.8	-43.7
Components	Sales	250.7	224.6	195.4	+14.7	-18.9
	Operating loss	(7.5)	(42.9)	(60.4)	+1.9	-3.9

During the fiscal year ended March 31, 2017, sales for the Pictures segment decreased 3.7% year-on-year to 903.1 billion yen, while sales increased approximately 5% on a U.S. dollar basis. In the Music segment, sales increased 4.6% year-on-year to 647.7 billion yen, while sales increased approximately 11% year-on-year on a constant currency basis. During the fiscal year ended March 31, 2016, sales for the Pictures segment increased 6.8% year-on-year to 938.1 billion yen, while sales were essentially flat on a U.S. dollar basis. In the Music segment, sales increased 10.4% year-on-year to 617.6 billion yen, while sales increased 5% year-on-year on a constant currency basis. For a detailed analysis of segment performance, refer to the Pictures and Music segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFH. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

During the fiscal year ended March 31, 2017, Sony estimated that a one yen appreciation against the U.S. dollar would have decreased Electronics sales by approximately 22 billion yen, with an increase in operating income of approximately 3 billion yen. A one yen appreciation against the euro was estimated to decrease Electronics sales by approximately 9 billion yen, with a corresponding decrease in operating income of approximately 5 billion yen. For more details, refer to “Risk Factors” in “Item 3. Key Information.”

Sony’s consolidated results are subject to foreign currency rate fluctuations primarily due to different currency composition of revenue and costs. In the MC segment, the proportion of sales in yen is relatively high, but a significant proportion of manufacturing and procurement costs is incurred in U.S. dollars. Therefore, yen appreciation against the U.S. dollar has a positive impact on operating income. In the G&NS segment, a significant proportion of costs is incurred in U.S. dollars but sales are recorded in Japanese yen, U.S. dollars or euros. As a result, the yen appreciation against the U.S. dollar has a positive impact on operating income while the yen appreciation against the euro has a negative impact. In the IP&S segment, there is a relatively high proportion of costs in yen, while a large proportion of sales is in emerging markets, so yen appreciation against the currencies of emerging markets, particularly the Chinese yuan, has a negative impact on operating income. Similarly, in the HE&S segment, yen appreciation against emerging market currencies has a negative impact on operating income, but yen appreciation against the U.S. dollar has a positive impact on operating income due to a high proportion of manufacturing costs being incurred in U.S. dollars. In the Semiconductors segment, a significant proportion of sales contracts are denominated in U.S. dollars, but manufacturing operations are located in Japan, and, therefore, yen appreciation against the U.S. dollar has a significantly negative impact on operating income. In the Components segment, foreign exchange rate fluctuations do not have a significant impact on operating income because sales and costs are relatively balanced in all major currencies.

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

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount of all the foreign exchange derivative contracts as of March 31, 2016 and 2017 was 1,835.2 billion yen and 2,567.7 billion yen, respectively. The net fair value of all the foreign exchange derivative contracts as of March 31, 2016 and 2017 was a liability of 2.5 billion yen and an asset of 9.4 billion yen, respectively. Refer to Note 14 of the consolidated financial statements.

* Note: In this section, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the fiscal year ended March 31, 2015 and 2016 from the fiscal year ended March 31, 2016 and 2017, respectively, to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Additionally, the MC segment enters into its own foreign exchange hedging transactions. The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment. The descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the fiscal year ended March 31, 2015 and 2016 to local currency-denominated monthly sales in the fiscal years ended March 31, 2016 and 2017, respectively. In the Pictures segment and SME, Sony/ATV and EMI in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

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

Financial Services segment

	March 31
	2016	2017
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	233,701	268,382
Marketable securities*1	943,195	1,051,441
Notes and accounts receivable, trade	9,743	10,931
Other	141,505	168,892

	1,328,144	1,499,646
Investments and advances*2	9,004,981	9,904,576
Property, plant and equipment	18,047	21,323
Other assets:
Deferred insurance acquisition costs	511,834	568,837
Other	52,523	69,493

	564,357	638,330

	10,915,529	12,063,875

	March 31
	2016	2017
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings*3	93,398	411,643
Notes and accounts payable, trade	—	—
Deposits from customers in the banking business	1,912,673	2,071,091
Other	203,161	218,851

	2,209,232	2,701,585
Long-term liabilities:
Long-term debt	34,567	75,511
Accrued pension and severance costs	29,082	31,289
Future insurance policy benefits and other*4	6,910,535	7,465,565
Other	345,277	338,868

	7,319,461	7,911,233
Stockholders’ equity of Financial Services	1,385,515	1,449,605
Noncontrolling interests	1,321	1,452

	10,915,529	12,063,875

Sony without the Financial Services segment

	March 31
	2016	2017
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	749,911	691,760
Marketable securities	3,202	—
Notes and accounts receivable, trade*5	847,788	947,602
Other	1,272,710	1,222,382

	2,873,611	2,861,744
Film costs	301,228	336,928
Investments and advances	309,184	285,965
Investments in Financial Services, at cost	111,476	133,514
Property, plant and equipment	801,485	735,590
Other assets*6	1,559,646	1,463,324

	5,956,630	5,817,065

	March 31
	2016	2017
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings*7	243,543	106,437
Notes and accounts payable, trade	550,964	539,900
Other	1,832,039	1,879,483

	2,626,546	2,525,820
Long-term liabilities:
Long-term debt	525,507	609,692
Accrued pension and severance costs	433,302	365,427
Other	462,319	433,761

	1,421,128	1,408,880
Redeemable noncontrolling interest	7,478	12,058
Stockholders’ equity of Sony without Financial Services	1,796,891	1,770,632
Noncontrolling interests	104,587	99,675

	5,956,630	5,817,065

Consolidated

	March 31
	2016	2017
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	983,612	960,142
Marketable securities	946,397	1,051,441
Notes and accounts receivable, trade	853,592	953,811
Other	1,413,126	1,390,328

	4,196,727	4,355,722
Film costs	301,228	336,928
Investments and advances	9,234,083	10,111,793
Property, plant and equipment	820,818	758,199
Other assets:
Deferred insurance acquisition costs	511,834	568,837
Other	1,608,700	1,529,077

	2,120,534	2,097,914

	16,673,390	17,660,556

	March 31
	2016	2017
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	336,940	518,079
Notes and accounts payable, trade	550,964	539,900
Deposits from customers in the banking business	1,912,673	2,071,091
Other	2,030,173	2,092,669

	4,830,750	5,221,739
Long-term liabilities:
Long-term debt	556,605	681,462
Accrued pension and severance costs	462,384	396,715
Future insurance policy benefits and other	6,910,535	7,465,565
Other	781,228	747,595

	8,710,752	9,291,337
Redeemable noncontrolling interest	7,478	12,058
Sony Corporation’s stockholders’ equity	2,463,340	2,497,246
Noncontrolling interests	661,070	638,176

	16,673,390	17,660,556

*1 Marketable securities as of March 31, 2017 in the Financial Services segment increased year-on-year due to increases in the amount of marketable securities mainly at Sony Life.

*2 Investments and advances as of March 31, 2017 in the Financial Services segment increased year-on-year due to an increase in investments and advances mainly at Sony Life.

*3 Short-term borrowings as of March 31, 2017 in the Financial Services segment increased year-on-year due to an increase in short-term borrowings mainly at Sony Life.

*4 Future insurance policy benefits and other as of March 31, 2017 in the Financial Services segment increased year-on-year due to an increase in future insurance policy benefits resulting from the increase in the policy amount in force at Sony Life.

*5 Notes and accounts receivable, trade as of March 31, 2017 in all segments, excluding the Financial Services segment, increased year-on-year due to increases in notes and accounts receivable, trade in the G&NS, Pictures and Music segments.

*6 Other assets as of March 31, 2017 in all segments, excluding the Financial Services segment, decreased year-on-year due to a decrease in goodwill (Refer to Note 9 of the consolidated financial statements).

*7 Short-term borrowings as of March 31, 2017 in all segments, excluding the Financial Services segment, decreased year-on-year mainly due to the repayment of the current portion of long-term debt.

Investments

The following table contains available-for-sale and held-to-maturity securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2017
	Cost	Unrealized gain	Unrealized loss	Fair market value
	(Yen in millions)
Financial Services Business:
Available-for-sale
Debt securities
Sony Life	1,149,125	188,332	(2,772)	1,334,685
Sony Bank	613,954	6,857	(1,686)	619,125
Other	59,504	182	(16)	59,670
Equity securities
Sony Life	25,302	13,660	(370)	38,592
Sony Bank	—	—	—	—
Other	530	1,517	—	2,047
Held-to-maturity
Debt securities
Sony Life	6,066,464	1,522,835	(75,043)	7,514,256
Sony Bank	6,219	87	—	6,306
Other	75,837	16,064	(449)	91,452
Total Financial Services	7,996,935	1,749,534	(80,336)	9,666,133
Non-Financial Services:
Available-for-sale securities	32,131	54,760	(7)	86,884
Held-to-maturity securities	—	—	—	—
Total Non-Financial Services	32,131	54,760	(7)	86,884
Consolidated	8,029,066	1,804,294	(80,343)	9,753,017

At March 31, 2017, Sony Life had debt and equity securities with gross unrealized losses of 78.2 billion yen. Sony Life principally invests in Japanese and foreign government and corporate bonds. Almost all of the debt securities in which Sony Life invested were rated higher than or equal to “BBB” or its equivalent by Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) or other rating agencies.

At March 31, 2017, Sony Bank had debt securities with gross unrealized losses of 1.7 billion yen. Of the unrealized loss, 46.8% related to securities in an unrealized loss position for periods greater than 12 months at March 31, 2017. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds and foreign bonds. Almost all of these securities were rated higher than or equal to “BBB” or its equivalent by S&P, Moody’s or other rating agencies.

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

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2017 (77.8 billion yen), maturity dates vary as follows:

• Within 1 year:	—
• 1 to 5 years:	—
• 5 to 10 years:	—
• above 10 years:	100.0%

For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2017 (1.7 billion yen), maturity dates vary as follows:

• Within 1 year:	10.5%
• 1 to 5 years:	57.5%
• 5 to 10 years:	2.0%
• above 10 years:	30.0%

For the fiscal years ended March 31, 2015, 2016 and 2017, Sony Life recorded net realized gains on available-for-sale securities of 9.3 billion yen, 19.3 billion yen and 1.3 billion yen, respectively.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2017 was 61.3 billion yen. A non-public equity investment is primarily valued at cost if fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2015, 2016 and 2017, total realized impairment losses were 0.9 billion yen, 3.6 billion yen and 7.6 billion yen, respectively, of which 0.1 billion yen, 0.1 billion yen and 0.0 billion yen, respectively, were recorded in financial services revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-Financial Services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony.

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

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. As of March 31, 2017, Sony Life and Sony Bank account for approximately 92% and 7% of the investments in the Financial Services segment, respectively.

Cash Flows

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

Operating Activities: During the fiscal year ended March 31, 2017, there was a net cash inflow of 809.3 billion yen from operating activities, an increase of 60.2 billion yen, or 8.0% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 445.8 billion yen, an increase of 183.0 billion yen, or 69.6% year-on-year. This increase was primarily due to an increase in net income after taking into account non-cash adjustments (including depreciation and amortization, gain on sales of securities investments and other operating income (expense)) and a decrease of inventories, compared to an increase in the previous fiscal year.

The Financial Services segment had a net cash inflow of 376.2 billion yen, a decrease of 119.1 billion yen, or 24.0% year-on-year. This decrease was primarily due to a decrease in net income after taking into account a net gain or loss on revaluation of marketable securities held for trading purposes.

Investing Activities: During the fiscal year ended March 31, 2017, Sony used 1,254.0 billion yen of net cash in investing activities, an increase of 223.6 billion yen, or 21.7% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 299.4 billion yen, a decrease of 35.5 billion yen, or 10.6% year-on-year. This decrease was mainly due to a decrease in payments for fixed asset purchases such as semiconductor manufacturing equipment.

The Financial Services segment used 953.2 billion yen of net cash, an increase of 259.2 billion yen, or 37.3% year-on-year. This increase was mainly due to a year-on-year decrease in proceeds from sales or return of investments and collections of advances at Sony Life.

In all segments excluding the Financial Services segment, net cash generated in operating and investing activities combined* for the fiscal year ended March 31, 2017 was 146.3 billion yen, a 218.5 billion yen improvement from net cash used in the previous fiscal year.

Financing Activities: Net cash provided by financing activities during the fiscal year ended March 31, 2017, was 452.3 billion yen, an increase of 72.2 billion yen, or 19.0% year-on-year.

For all segments excluding the Financial Services segment, there was a 173.4 billion yen net cash outflow, compared to a 144.8 billion yen net cash inflow in the previous fiscal year. During the fiscal year ended March 31, 2017, there was a net cash outflow as Sony redeemed long-term debt and made a payment for the acquisition of the 50% equity interest in Sony/ATV previously owned by the Estate, making Sony/ATV a wholly-owned subsidiary of Sony, partially offset by the issuance of straight bonds by Sony. During the previous fiscal year, Sony issued new stock and convertible bonds.

In the Financial Services segment, there was a 611.6 billion yen net cash inflow, an increase of 386.7 billion yen, or 171.9% year-on-year. This increase was primarily due to an increase in short-term borrowings at Sony Life and a larger year-on-year increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2017 was 960.1 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 691.8 billion yen at March 31, 2017, a decrease of 58.2 billion yen, or 7.8% compared with the balance as of March 31, 2016. Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 524.4 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2017. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 268.4 billion yen at March 31, 2017, an increase of 34.7 billion yen, or 14.8% compared with the balance as of March 31, 2016.

Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015:

Operating Activities: During the fiscal year ended March 31, 2016, there was a net cash inflow of 749.1 billion yen from operating activities, a decrease of 5.6 billion yen, or 0.7% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 262.8 billion yen, a decrease of 40.9 billion yen, or 13.5% year-on-year. This decrease was primarily due to the negative impact of an increase in inventories, resulting from a larger increase in inventories in the Semiconductors segment, compared to a decrease in the fiscal year ended March 31, 2015, partially offset by positive factors such as a year-on-year improvement in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating expense, net, deferred income taxes and equity in net income of affiliated companies) and a year-on-year smaller decrease in notes and accounts payable, trade.

The Financial Services segment had a net cash inflow of 495.3 billion yen, an increase of 35.6 billion yen, or 7.7% year-on-year. This increase was primarily due to an increase in insurance premium revenue at Sony Life.

Investing Activities: During the fiscal year ended March 31, 2016, Sony used 1,030.4 billion yen of net cash in investing activities, an increase of 390.8 billion yen, or 61.1% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 334.9 billion yen, an increase of 231.3 billion yen, or 223.2% year-on-year. This increase was primarily due to an increase in the amount of fixed asset purchases, such as semiconductor manufacturing equipment, partially offset by factors such as cash inflow from the sale of certain shares of Olympus.

The Financial Services segment used 694.0 billion yen of net cash, an increase of 157.1 billion yen, or 29.3% year-on-year. This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life.

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

In the Financial Services segment, financing activities provided 224.9 billion yen of net cash, an increase of 180.5 billion yen, or 406.6% year-on-year. This increase was primarily due to a larger increase in short-term borrowings and policyholders’ account at Sony Life and an increase in customer deposits at Sony Bank, compared to a decrease in the fiscal year ended March 31, 2015.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2016 was 983.6 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 749.9 billion yen at March 31, 2016, an increase of 8.0 billion yen, or 1.1% compared with the balance as of March 31, 2015. In order to manage cash balance globally, Sony utilizes a system in which cash surpluses among subsidiaries are deposited with SGTS and cash shortfalls are covered by loans through SGTS. Sony’s ability to repatriate cash held in foreign subsidiaries may be restricted or delayed by local laws; however, any such amounts are considered insignificant. Refer to Cash Management in Item 5 B. Liquidity and Capital Resources. Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 522.5 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2016. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 233.7 billion yen at March 31, 2016, an increase of 26.2 billion yen, or 12.6% compared with the balance as of March 31, 2015.

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

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal year ended March 31
	2015	2016	2017
	(Yen in billions)
Net cash provided by operating activities reported in the consolidated statements of cash flows	754.6	749.1	809.3
Net cash used in investing activities reported in the consolidated statements of cash flows	(639.6)	(1,030.4)	(1,254.0)

(1)	115.0	(281.3)	(444.7)
Less: Net cash provided by operating activities within the Financial Services segment (2)	459.7	495.3	376.2
Less: Net cash used in investing activities within the Financial Services segment (3)	(536.9)	(694.0)	(953.2)
Eliminations**(4)	7.8	10.5	14.1

Cash flow generated by operating and investing activities combined excluding the Financial Services segment’s activities (1) - (2) - (3) + (4)	200.0	(72.1)	146.3

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

	Fiscal year ended March 31
Financial Services segment	2015	2016	2017
	(Yen in millions)
Net cash provided by operating activities	459,719	495,283	376,229
Net cash used in investing activities	(536,920)	(694,031)	(953,192)
Net cash provided by financing activities	44,396	224,922	611,644

Net increase (decrease) in cash and cash equivalents	(32,805)	26,174	34,681
Cash and cash equivalents at beginning of the fiscal year	240,332	207,527	233,701

Cash and cash equivalents at end of the fiscal year	207,527	233,701	268,382

	Fiscal year ended March 31
Sony without the Financial Services segment	2015	2016	2017
	(Yen in millions)
Net cash provided by operating activities	303,659	262,783	445,770
Net cash used in investing activities	(103,630)	(334,900)	(299,435)
Net cash provided (used) in financing activities	(315,415)	144,751	(173,425)
Effect of exchange rate changes on cash and cash equivalents	51,138	(64,609)	(31,061)

Net increase (decrease) in cash and cash equivalents	(64,248)	8,025	(58,151)
Cash and cash equivalents at beginning of the fiscal year	806,134	741,886	749,911

Cash and cash equivalents at end of the fiscal year	741,886	749,911	691,760

	Fiscal year ended March 31
Consolidated	2015	2016	2017
	(Yen in millions)
Net cash provided by operating activities	754,640	749,089	809,262
Net cash used in investing activities	(639,636)	(1,030,403)	(1,253,973)
Net cash provided (used) by financing activities	(263,195)	380,122	452,302
Effect of exchange rate changes on cash and cash equivalents	51,138	(64,609)	(31,061)

Net increase (decrease) in cash and cash equivalents	(97,053)	34,199	(23,470)
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413	983,612

Cash and cash equivalents at end of the fiscal year	949,413	983,612	960,142

B.	Liquidity and Capital Resources

The description below covers basic financial policy and figures for Sony’s consolidated operations except for the Financial Services segment, which secures liquidity on its own. Furthermore, the Financial Services segment is described separately at the end of this section.

Liquidity Management and Market Access

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Sony’s basic liquidity management policy is to secure sufficient liquidity throughout the relevant fiscal year, covering such factors as 50% of monthly consolidated sales and repayments on debt that comes due within six months.

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

In order to meet working capital requirements, Sony Corporation and SGTS maintain Commercial Paper (“CP”) programs that have the ability to access the Japanese, U.S. and European CP markets, subject to prevailing market conditions. The borrowing limits under the CP program, translated into yen, were 836.6 billion yen in total for Sony Corporation and SGTS. There were no amounts outstanding under the CP programs as of March 31, 2017, although the largest month-end outstanding balance of CP during the fiscal year ended March 31, 2017 was 130.0 billion yen in August 2016.

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 524.4 billion yen in unused committed lines of credit, as of March 31, 2017. Details of those committed lines of credit are: a 300.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until July 2019, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 500 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2017, in all of which Sony Corporation and SGTS are defined as borrowers. The above 500 million U.S. dollar committed line with a syndicate of foreign banks was renewed as of April 3, 2017, will remain in effect until March 2018 and was increased to 525 million U.S. dollars. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

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

In September 2016, Sony Corporation issued unsecured straight bonds in the aggregate principal amount of 200,000 million yen. Most of the proceeds from the issuance of the bonds have already been applied to the repayment of borrowings and debt. Sony intends to apply the remaining proceeds to the repayment of borrowings and debt by the end of July 2017.

Ratings

Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets.

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s and S&P. In order to facilitate access to Japanese financial and capital markets, Sony obtains credit ratings from two agencies in Japan, including Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. 9

Sony currently believes that it has access to sufficient funding resources in the financial and capital markets. For information regarding a possible further rating downgrade, refer to “Risk Factors” in “Item 3. Key Information.”

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

Sony’s mission is to be a company that provides customers with Kando, which means to move people emotionally, and to inspire and fulfill their curiosity. To realize this mission, Sony plans to continue to conduct R&D based on the spirit of innovation and challenge detailed in its Founding Prospectus, and create new customer value at the “last one inch,” or the very closest point of contact with its customers. Even as the requirements of hardware change over time, the importance of hardware as the first and last customer touchpoint remains, and Sony believes that this is somewhere it can demonstrate its uniqueness and find new sources of growth. Core technological components that Sony believes are the foundation of its competitive advantage and are necessary for the continuous development of products and services unique to Sony, include the following:

•

Mastering image and sound, with audiovisual technologies such as Sony’s original super-resolution image processing engine, X-Reality™ PRO, and high-resolution audio technology including S-Master HX™ and DSEE HX™.

•	Connecting people’s minds, with user interface and communication technologies that facilitate communication and connect people to one another.

•

Going beyond human intelligence, with machine learning technology such as Deep Learning and reinforcement learning, recognition technology such as voice and image recognition, and computer vision technology combining Sony’s image sensors with image signal processing.

Sony has been engaged in the sequential separation of business units into distinct subsidiaries across the Sony Group, in order to reinforce the competitiveness of each business, and ensure clearly attributable accountability and responsibility. Concurrently, Sony has also been realigning the Group headquarters functions and platform functions that support each of its business units in order to enhance the effectiveness and efficiency of these operations. At its Group headquarters, Sony promotes corporate R&D, which leads its differentiation and creativity through technological innovation, and promotes the incubation of new businesses in areas beyond Sony’s current business domains.

R&D costs for the fiscal year ended March 31, 2017 decreased by 20.7 billion yen to 447.5 billion yen. This decrease was primarily a result of the strategic decision in the MC segment not to pursue scale in order to improve profitability, which accelerated cost control initiatives.

The following table includes R&D expenses in the fiscal years ended March 31, 2015, 2016, and 2017.

	Fiscal year ended March 31
	2015	2016	2017
	(Yen in billions)
R&D expenses
Mobile Communications	91.0	78.1	54.9
Game & Network Services	89.1	91.9	95.6
Imaging Products & Solutions	66.0	61.5	58.6
Home Entertainment & Sound	49.3	44.8	47.3
Semiconductors	96.0	120.4	117.6
Components	13.6	15.7	14.4
Corporate R&D	34.7	31.3	44.4
Total	464.3	468.2	447.5

Consolidated R&D costs for the fiscal year ending March 31, 2018 are expected to be essentially flat year-on-year at 450 billion yen.

R&D costs for the fiscal year ended March 31, 2016 were essentially flat year-on-year at 468.2 billion yen. This was primarily due to an increase in R&D costs in the Semiconductors segment, reflecting an increase in image sensor-related R&D costs, substantially offset by a decrease in R&D costs in the MC, IP&S and HE&S segments, each categorized as either a “stable profit generator” or an “area focusing on volatility management.” (refer to Trend Information in Item 5 D). This decrease was a result of the strategic decision not to pursue scale in order to improve profitability, which accelerated cost control initiatives to address the decrease in scale of Sony’s AV/IT electronics businesses.

D.	Trend Information

This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.

Issues Facing Sony and Management’s Response to those Issues

Amid worldwide movements towards preservationist and protectionist policies, there has been a moderate recovery in the global economy. In advanced economies, the United States has benefited from favorable consumer spending trends and a recovery in capital expenditures and exports, while the European economy has seen a modest recovery amid the impact of Brexit. In emerging markets, Russia and Brazil are coming out of recession, backed by a moderate recovery in international commodity markets, while growth in China is slowing due to a reduction of surplus production facilities. Furthermore, noneconomic shocks related to geopolitical conflicts, political discord, or terrorism loom over many regions, and could have a significant impact on the global economy.

The uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles, primarily in Sony’s Electronics businesses.

On February 18, 2015, Sony unveiled its mid-range plan announcing that it would position Return on Equity (“ROE”) (i.e., net income attributable to Sony Corporation’s stockholders divided by stockholders’ equity) as its most important performance indicator. With the goal of transforming into a highly profitable enterprise, Sony set targets of ROE of 10% or more and operating income above 500 billion yen for the fiscal year ending March 31, 2018, the last year of the mid-range plan.

Sony’s key strategies for business operations are as follows:

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

On May 23, 2017, Sony held its Corporate Strategy Meeting for the fiscal year ended March 31, 2017 and provided an update on the progress of its mid-range corporate plan covering the fiscal year ended March 31, 2016 through the fiscal year ending March 31, 2018. Sony also presented details of initiatives it is undertaking to establish the Company’s foundations for the fiscal year ending March 31, 2019 and beyond. Highlights from this presentation are outlined below.

1.	Progress of Mid-range Corporate Plan (fiscal year ended March 31, 2016 to fiscal year ending March 31, 2018)

For the five years since the fiscal year ended March 31, 2013, Sony has been managed with an emphasis on “transforming Sony” as well as “profit generation and investment for growth.” During the mid-range plan from the fiscal year ended March 31, 2016 through fiscal year ending March 31, 2018, Sony has been working to transition to a highly profitable enterprise and has established financial targets for the consolidated Sony Group of 10% or more ROE and 500 billion yen or more operating income in the fiscal year ending March 31, 2018, the final year of the mid-range plan. Sony currently expects to achieve 500 billion yen in consolidated operating income in the fiscal year ending March 31, 2018, the final year of the mid-range plan, a level of profit that it has not achieved for twenty years. After achieving that mid-range target, Sony aims to generate sustainably high profit and be a company that continuously generates new value.

Sony believes that the primary reason for the improvement in financial results for the fiscal year ended March 31, 2017 was the revitalization of the consumer electronics business. The strategy employed to manage that business was “emphasize differentiation, not volume,” a strategy which has been in Sony’s DNA since its founding, and Sony was able to revitalize the business to the point where it is expected to contribute stable profit.

In order to achieve the financial targets for the fiscal year ending March 31, 2018 and to generate sustainably high profit for the fiscal year ending March 31, 2019 and beyond, Sony believes that it not only needs consumer electronics to generate stable profit, but it also needs profits in the G&NS segment to increase, the image sensor for mobile use business to recover, the Music and Financial Services segments to continue to contribute significant profits and the Pictures segment to improve in profitability.

Revitalization of Consumer Electronics

The consumer electronics business had been struggling for a long time, but by employing the strategy “emphasize differentiation, not volume,” Sony was able to revitalize the business to the point where it is expected to contribute stable profit.

The television business, which had generated sizable operating losses since the fiscal year ended March 31, 2005, abandoned the strategy of attempting to improve profitability by expanding its business scale, and, since November 2011, has transformed its business structure to one that could break-even even with a business scale less than half the size it had previously targeted. At the same time, it shifted to a strategy of generating profit by increasing the added value of its products. As a result of these changes, the business improved to the point of generating an approximately 5% operating income margin (i.e., operating income divided by sales) for the fiscal year ended March 31, 2017.

The digital imaging business was able to transform its business by responding quickly to rapid changes in the operating environment. At a time when the digital camera market was changing dramatically mainly due to the emergence of smartphones, it was able to maintain a high level of profit by continuously reducing fixed costs and increasing the added value of its products, especially in the interchangeable lens camera space.

On the other hand, the profitability of the smartphone business remains an issue despite the fact that it was able to turn a profit in the fiscal year ended March 31, 2017 due to thorough structural reforms and a reduction in products and sales regions. Smartphones are the “last one inch” products which have the most touch-points with customers, and they showcase Sony’s differentiation by utilizing the latest Sony technology, such as Sony’s camera technology. However, the business is an extremely volatile and competitive one. Sony will carefully manage the business in the fiscal year ending March 31, 2018 so as to quickly respond to rapid changes in the environment while developing new business areas in the MC segment such as IoT (Internet of Things).

Increase Profit in the Game & Network Services Segment

The PlayStation® and PlayStationTMNetwork businesses continue to deliver strong results, and Sony successfully launched the PlayStation®4 Pro (“PS4TMPro”), as well as the PlayStation®VR (“PS VR”), in the fiscal year ended March 31, 2017.

Sony expects to sell 18 million units of PS4 in the fiscal year ending March 31, 2018 and reach a total cumulative units sold of 78 million units by the end of the fiscal year ending March 31, 2018. Sony will introduce several appealing software titles and a variety of network services to accompany the PS4TMPro and PS VR, which add to the enjoyment of the PS4 world, at a time when the platform is entering its harvest period.

The network business aims to contribute profit by further enhancing the PS4 eco-system, which will in turn be achieved by further increasing the connection customers have to the PlayStationTMNetwork and by expanding Sony’s loyal customer base.

Since it went on sale in October 2016, PS VR has provided a totally new, high-quality VR experience and is receiving acclaim from customers around the world. Over 100 game titles are already being sold for PS VR, and Sony expects to aggressively promote the development of not only game titles but non-game content as well.

Reviving the Image Sensor Business for Mobile Use

In the devices business, Sony has recognized the necessity of rapidly responding to changes in the operating environment and focusing on its strong businesses. Consequently, in the camera module business, which had produced significant losses, the development and production of high-functionality camera modules for external sale at Kumamoto Technology Center was terminated and the factory in Guangzhou, China was sold.

In the image sensors for mobile use business, Sony was not able to supply enough product to meet external customer demand in the first half of the fiscal year ended March 31, 2016 and financial results rapidly deteriorated from the second half of that fiscal year as sales stagnated due to a slow-down in growth of the smartphone market, particularly high-end models. In response to these circumstances, Sony worked to increase sales to Chinese smartphone makers and those efforts contributed to an improvement in results from the second half of the fiscal year ended March 31, 2017.

Recent trends in the market for image sensors for mobile use include an acceleration of dual-lens adoption, migration to higher resolution for front-facing cameras and more emphasis on video functionality. This means that the market for products that Sony excels at making is growing, and, as a result, Sony expects significant improvement in the profitability of this segment to be a positive contributor to profit in the fiscal year ending March 31, 2018.

Sony’s image sensors are receiving high acclaim for their functionality, yields and quality. However, there is still room to improve in areas like production lead-time and manufacturing cost. Sony plans to make the investments necessary to fuel future growth, including in the automotive space. Sony also aims to transform this business into an even more highly profitable one that generates a return which justifies the large investments made.

Deliver a Consistently High Level of Profit in the Music and Financial Services Segments

In the Music segment, songs from artists like Adele and Beyoncé became huge hits and contributed significantly to profit. In addition to the actual results of the underlying business, which is the discovery, development and promotion of artists, Sony has made strategic investments to augment recurring revenue businesses at a time when the market for paid streaming services is expanding. Examples of these investments include the acquisition of the remaining equity interests in Sony/ATV, which operates a music publishing business, and The Orchard, which operates a digital distribution platform for independent labels, making them wholly-owned subsidiaries of Sony. At a time when the operating environment for the music industry is changing dramatically, the strength of this business segment lies in creating new businesses which will become new sources of profit, while, at the same time, establishing a stable foundation of profit. Examples of these new businesses include SMEJ’s efforts in the animation and concert hall businesses.

The Financial Services segment is a recurring revenue business which has a “last one inch” connection to customers and leverages the Sony brand. It also continues to generate consistently high profit. Moreover, it demonstrates Sony’s DNA of innovating new business models as a new entrant, and creating change in existing markets. In that way, it has several of the elements Sony is emphasizing in its mid- to long-term strategy and is a very important business.

Activities in the Pictures Segment

In the fiscal year ended March 31, 2017, Sony recorded a 112.1 billion yen impairment of goodwill in the Pictures segment as a result of a revision of the future profitability plan in the Motion Pictures business. The profit forecast for the fiscal year ending March 31, 2018 is also significantly below the level of the original target set in the mid-range plan.

However, the Pictures segment remains an important business for Sony and the level of urgency with which measures are being implemented to improve the profitability of the Motion Pictures business has increased.

As more of the world moves online and the manner in which video content is consumed diversifies, demand for appealing content is increasing more than ever before. In this environment, Sony is working to establish even stronger relations with content creators to create high-quality content.

Due to the nature of the business model for the Motion Pictures business, it takes time for results to improve, but Sony is enacting reforms to transform this business into one that generates a high level of profit.

2.	Looking Forward to the fiscal year ending March 31, 2019 and Beyond

Sony operates a diverse range of businesses in the Electronics, Entertainment and Financial Services arenas with a mission to “be a company that inspires and fulfills your curiosity” and a vision to “use our unlimited passion for technology, content and services to deliver groundbreaking new excitement and entertainment, as only Sony can.” Having diverse business domains and operating them with a common set of values under the SONY brand is the fundamental strength of Sony.

In order to achieve sustainable growth over the mid- to long term, Sony believes it must 1) remain the “last one inch” that delivers a sense of “wow” to customers through its direct relationships with consumers, 2) enhance recurring revenue business models which grow stable profit by maintaining a relationship with each customer and 3) be a diverse company that pursues new businesses.

“Kando @ The Last One Inch”

•

Sony is a brand that makes and delivers to customers, around the world, products that enable them to enjoy a variety of content, like videos and music, in the space closest to those customers: the “last one inch.” Sony will continue to make products that create emotion, appeal to all five senses and embody “Kando @ The Last One Inch,” such as the 4K BRAVIA OLED TVs, the XperiaTM XZ Premium smartphone with the world’s first super slow motion functionality and 4K HDR display and the Alpha 9 full-sized mirrorless interchangeable lens camera, all of which were announced in spring of 2017. Another example of how the entire Sony Group is working together to create a new market is VR. VR is a field that can fully leverage the camera and film technology, content creation capability and rich entertainment assets owned across the Sony Group. Sony is working to nurture it into a new business domain.

Enhance Recurring Revenue Business Models

•	As a part of Sony’s current mid-range plan, Sony is focusing on recurring revenue businesses which maintain a continuous relationship with customers to create a high level of stable profit.

•

Recurring revenue businesses include: 1) subscription businesses like financial services, network services and channel businesses, 2) add-on revenue businesses like lenses for digital interchangeable lens cameras and game software and 3) content businesses like music and television show production. Going forward, Sony thinks that the highest potential lies with subscription and other service businesses which connect directly to customers.

•

Through the enhancement of recurring revenue businesses, Sony plans to stabilize the business model of each of its businesses to generate sustainably high profit, enabling it to create new value and open a path to the future.

Be a Diverse Company that Undertakes New Business

•

Since its founding, Sony has grown by entering into new businesses through the integration of its strengths and the strengths of other companies and by providing new value to existing industries. Examples of this are the Music and Financial Services businesses, which were started with other companies as joint ventures, and the Game business, which created a new business by combining knowledge from the diverse businesses already within the Sony Group. More recently, the medical business, which began operations as a joint venture between Sony and Olympus Corporation, LifeSpace UX and Sony Seed Acceleration Program (“SAP”), the new business development program, are producing good results. Sony plans to continue to proactively create new businesses going forward by utilizing the expertise held in its diverse range of businesses.

•

The Sony Innovation Fund, a corporate venture capital fund established in July 2016 with the goal of promoting collaboration with highly-skilled researchers outside of Sony and with venture businesses, is laying a foundation for the future through several investments.

•

As for Sony’s efforts to create new businesses using artificial intelligence and robotics, several projects are steadily progressing which combine Sony’s strength in the “moving things” of robotics and its strength in sensor technology.

After achieving the financial targets for the fiscal year ending March 31, 2018, the Sony Group as a whole, and each business unit within it, must not maintain the status quo, but must instead try new things so as to continue to generate a high level of profit over the mid- to long term. The company will work together as One Sony to create sustainable profit and continue to be a company that provides new value to society.

Group Environmental Mid-Term Targets “Green Management 2020”

Sony announced in June 2015 the establishment of its “Green Management 2020” group environmental mid-term targets, effective from fiscal 2016 (the fiscal year ended March 31, 2017) through fiscal 2020 (the fiscal year ending March 31, 2021). Based on the following three pillars, Sony has been implementing various initiatives to reduce the Sony Group’s environmental footprint:

•

Formulate targets and implement initiatives that leverage the distinctive characteristics of Sony’s businesses, from Electronics to entertainment. Among these, reduce annual energy consumption by an average of 30% (compared to levels at the fiscal year ended March 31, 2014) in Electronics products, and in entertainment, continue to look to use its contents to raise awareness of sustainability issues and inspire environmentally conscious actions;

•

Enhance efforts to reduce Sony’s environmental footprint across its entire value chain, including manufacturing partners and suppliers, by calling on them to reduce greenhouse gas (GHG) emissions and water consumption; and

•	Accelerate the use of renewable energy.

Sony’s long-term vision is to achieve a “zero environmental footprint” throughout all stages of its product lifecycles and business activities by 2050. The “Green Management 2020” mid-term plan has been backcasted (calculated backwards) in order to determine the necessary intermediate steps that need to be taken by fiscal 2020 on the way to this long-term goal. With “Green Management 2020,” Sony plans to further accelerate its various initiatives directed towards its ultimate goal of a “zero environmental footprint.”

Sony plans to also continue to participate in the WWF’s Climate Savers Programme, which aims to achieve reductions in greenhouse gas emissions, from the fiscal year ended March 31, 2017 onwards. Climate change targets are verified by WWF and a third-party verification body for their degrees of difficulty and progress.

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

F.	Contractual Obligations, Commitments, and Contingent Liabilities

The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2017. The references to the notes below refer to the corresponding notes within the consolidated financial statements.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Yen in millions)
Contractual obligations and commitments:
Short-term debt (Note 11)	464,655	464,655	—	—	—
Long-term debt (Notes 8 and 11)
Capital lease obligations and other	34,224	10,152	12,338	7,794	3,940
Other long-term debt	700,662	43,272	336,968	149,723	170,699
Interest on other long-term debt	8,530	4,165	2,942	887	536
Minimum rental payments required under operating leases (Note 8)	268,520	54,727	83,842	42,691	87,260
Purchase commitments (Note 27)
Expected cost for the production or purchase of motion pictures and television programming or certain rights	139,006	76,104	55,933	4,446	2,523
Long-term contracts with recording artists, songwriters and companies	61,660	26,286	18,147	8,872	8,355
Long-term sponsorship contracts related to advertising and promotional rights	13,305	4,826	8,479	—	—
Long-term contracts for programming contents	16,317	7,620	8,697	—	—
Other purchase commitments	113,619	84,971	21,921	5,067	1,660
Future insurance policy benefits and other and policyholders’ account in the life insurance business* (Note 10)	21,320,690	470,406	1,024,469	1,149,210	18,676,605
Gross unrecognized tax benefits** (Note 21)	119,529	1,288	—	—	—
Total	23,260,717	1,248,472	1,573,736	1,368,690	18,951,578
* Future insurance policy benefits and other and policyholders’ account in the life insurance business are the estimated future cash payments to be made to policyholders and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. Amounts presented in the above table are undiscounted. The sum of the cash payments of 21,320.7 billion yen exceeds the corresponding liability amounts of 7,413.8 billion yen included in the consolidated balance sheets principally due to the time value of money. Refer to Note 10 of the consolidated financial statements.

** The total amount represents the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. Sony estimates that 1.3 billion yen of the liability is expected to be settled within one year. The settlement period for the liability, which totaled 118.2 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities. Refer to Note 21 of the consolidated financial statements.

The following items are not included in either the above table or the total amount of commitments outstanding at March 31, 2017:

•

The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 12 billion yen to Japanese pension plans and approximately 5 billion yen to foreign pension plans during the fiscal year ending March 31, 2018. Refer to Note 15 of the consolidated financial statements.

•

The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was approximately 31.4 billion yen as of March 31, 2017. Refer to Note 27 of the consolidated financial statements.

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

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20% or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20% or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate that the decline in the fair value is other-than-temporary.

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

Valuation of inventory

Sony values its inventory based on the lower of cost and net realizable value. Sony writes down inventory in an amount equal to the difference between the cost of the inventory and the net realizable value — i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a higher value than net realizable value. As a result, if actual market conditions are less favorable than projected and further price decreases are needed, additional inventory write-downs may be required in the future.

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

In the fiscal year ended March 31, 2017, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a two-step quantitative impairment process which involves a comparison of the estimated fair value of a reporting unit to its carrying amount to identify potential impairment. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value, and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

The assumptions used for projected future cash flows and the timing of such cash flows are based on the forecast and mid-range plan (“MRP”) of each reporting unit and take into account such factors as historical experience, market and industry information, and current and forecasted economic conditions. Perpetual growth rates are utilized to determine a terminal cash flow value and are generally set after the three-year forecasted period for the MRP. Certain reporting units, such as those in the Pictures segment, utilize longer forecast periods and base the terminal value on an exit price using an earnings multiple applied to the final year of the forecasted earnings, which also takes into consideration a control premium. Discount rates are derived from the weighted average cost of capital of market participants in similar businesses.

Except as described below, for all reporting units with goodwill, fair value exceeded the carrying amount, and therefore no impairment existed and the second step of the impairment test was not required. These reporting units’ fair value exceeded their respective carrying values by at least 10.0%. Also, for indefinite lived intangible assets, fair value exceeded the carrying amount, and therefore no impairment existed.

During the fiscal year ended March 31, 2017, Sony recorded an impairment loss of 112,069 million yen in the Pictures segment. The impairment loss reflected the overall decline in the fair value of the reporting unit. The fair value of the reporting unit was estimated using the present values of expected future cash flows.

The carrying amounts of goodwill by segment as of March 31, 2017 are as follows:

Yen in millions
Mobile Communications	3,286
Game & Network Services	151,938
Imaging Products & Solutions	8,151
Semiconductors	48,069
Components	4,456
Pictures	138,153
Music	166,110
Financial Services	2,375

Total	522,538

A discussion of the significant assumptions, other than the MRP described above, including a sensitivity analysis with respect to their impact, of the estimated fair value of Sony’s reporting units for the impairment analysis performed for the fiscal year ended March 31, 2017 is included below:

•

The discount rates ranged from 5.8% to 9.7%. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have resulted in a failure of the first step of the goodwill impairment test.

•

The growth rates applied to the terminal values for reporting units within the MC, G&NS, IP&S, Semiconductors and Components segments and Financial Services ranged from approximately 1.0% to 1.5%. The growth rates beyond the MRP period for the reporting units in the Music segment ranged from 0% to 4.0%, and in the Pictures segment was 4.5%. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have resulted in a failure of the first step of the goodwill impairment test.

•

The earnings multiple used to calculate the terminal value in the Pictures reporting units was 9.0x. A hypothetical reduction in the earnings multiple to 8.0x, holding all other assumptions constant, would not have resulted in a failure of the first step of the goodwill impairment test.

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

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 0.9% for its Japanese pension plans as of March 31, 2017. The discount rate was determined by using information about yields on high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about yields is collected from published market information and credit rating agencies. The 0.9% discount rate represents a 30 basis point increase from the 0.6% discount rate used for the fiscal year ended March 31, 2016 and reflects current Japanese market interest conditions.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 3.0% and 2.7% as of March 31, 2016 and 2017, respectively. The actual return on pension plan assets for the fiscal years ended March 31, 2016 and 2017 was a 1.3% loss and a 5.2% gain, respectively. The difference between the expected and the actual rate of return on pension plan assets was primarily due to the positive performance in the domestic (Japan) and the global equity markets in the second half of the fiscal year ended March 31, 2017. Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2016 and 2017, Sony had, with respect to Japanese pension plans, net actuarial losses of 389.3 billion yen and 317.4 billion yen, respectively, including losses related to pension plan assets. The net actual loss decreased due to the increase in the discount rate used to determine the defined benefit obligation, as compared to the prior fiscal year’s rate, and the higher actual return on pension plan assets than expected.

The following table illustrates the effect on the fiscal year ending March 31, 2018 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2017 constant, for Japanese pension plans.

Change in assumption	Projected benefit obligations	Pension costs	Net income
(Yen in billions)
25 basis point increase / decrease in discount rate	-/+38.5	-/+1.9	+/-1.3
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	-/+1.7	+/-1.2

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

As a result of losses incurred in recent years, Sony Corporation and several subsidiaries in Japan, SAHI and its consolidated tax filing group in the U.S., Sony Mobile Communication AB in Sweden, SEU in the U.K., certain subsidiaries in Brazil, and certain entities in other tax jurisdictions have been in cumulative loss positions. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset that is difficult to overcome when determining that a valuation allowance is not needed against deferred tax assets. As of March 31, 2017, some of these entities have now moved into a cumulative profit position. This is only one factor to be considered, however, and a pattern of consistent earnings still needs to be established in order to support a reversal of the valuation allowance.

The amount of the deferred tax assets as it relates to Sony Corporation, SAHI and its consolidated tax filing group in the U.S., SIEI, SIEE and SEU takes into account the uncertain tax positions related to the more likely than not adjustments for Sony’s intercompany transfer pricing. Such transfer pricing is currently under review by the relevant governments as a result of applications for Bilateral Advance Pricing Agreements (“APAs”) filed in the U.S., the U.K. and Japan. Sony is required to estimate the final outcome of those government to government negotiations in recording its tax positions, including the allocation and amount of deferred tax assets among the various legal entities as of the balance sheet date. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary.

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

Policyholders’ account in the life insurance business

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rates associated with interest sensitive whole life contracts range from 1.8% to

2.0%. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment educational endowment contracts, individual variable annuities and policies after the start of annuity payments. The credited rates associated with investment contracts, except for individual variable annuities, range from 0.01% to 6.3%. For individual variable annuities, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio.

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

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their responsibility as a director or officer, date of birth, the number of years they have served as a director or officer, and other principal business activities outside the Corporation as of June 15, 2017.

Board of Directors

Kazuo Hirai
Responsibility as a Director: Member of the Nominating Committee
Date of Birth: December 22, 1960
Number of Years Served as a Director: 5 years
Principal Business Activities Outside the Corporation: None
Brief Personal History:
April 1984	Joined CBS/Sony Inc. (currently Sony Music Entertainment (Japan) Inc.)
July 1996	EVP and COO, Sony Computer Entertainment America LLC (currently Sony Interactive Entertainment America LLC)
October 1997	Corporate Executive, Sony Computer Entertainment Inc. (currently Sony Interactive Entertainment Inc.)
April 1999	President and COO, Sony Computer Entertainment America LLC
August 2003	President and CEO, Sony Computer Entertainment America LLC
December 2006	President and Group COO, Sony Computer Entertainment Inc. Chairman, Sony Computer Entertainment America LLC
June 2007	President and Group CEO, Sony Computer Entertainment Inc.
April 2009	EVP, Corporate Executive Officer, Sony Corporation
April 2011	Executive Deputy President, Representative Corporate Executive Officer, Sony Corporation
September 2011	Chairman, Sony Computer Entertainment Inc.
April 2012	President and CEO, Representative Corporate Executive Officer, Sony Corporation (present)
June 2012	Director, Sony Corporation (present)

Kenichiro Yoshida
Responsibility as a Director: Member of the Compensation Committee
Date of Birth: October 20, 1959
Number of Years Served as a Director: 3 years
Principal Business Activities Outside the Corporation: None
Brief Personal History:
April 1983	Joined Sony Corporation
July 2000	Joined Sony Communication Network Corporation (currently Sony Network Communications Inc.)
May 2001	SVP, Sony Communication Network Corporation
April 2005	President and Representative Director, Sony Communication Network Corporation
December 2013	EVP, CSO and Deputy CFO, Corporate Executive Officer, Sony Corporation
April 2014	EVP and CFO, Representative Corporate Executive Officer, Sony Corporation
June 2014	Director, Sony Corporation (present)
April 2015	Executive Deputy President and CFO, Representative Corporate Executive Officer, Sony Corporation (present)

Osamu Nagayama
Responsibility as a Director: Chairman of the Board Chair of the Nominating Committee
Date of Birth: April 21, 1947
Number of Years Served as a Director: 7 years
Brief Personal History and Principal Business Activities Outside the Corporation:

April 1971	Joined The Long-Term Credit Bank of Japan, Limited
November 1978	Joined Chugai Pharmaceutical Co., Ltd.
March 1985	Member of the Board, Chugai Pharmaceutical Co., Ltd.
March 1987	Director and Senior Vice President, Chugai Pharmaceutical Co., Ltd.
March 1989	Representative Director and Deputy President, Chugai Pharmaceutical Co., Ltd.
September 1992	Representative Director, President and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.
January 2006	Member of Enlarged Corporate Executive Committee, F. Hoffmann-La Roche Ltd. (present)
June 2010	Director, Sony Corporation (present)
March 2012	Representative Director, Chairman and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd. (present)

Takaaki Nimura
Responsibility as a Director: Chair of the Audit Committee
Date of Birth: October 25, 1949
Number of Years Served as a Director: 5 years
Brief Personal History and Principal Business Activities Outside the Corporation:
October 1974	Joined Arthur Young & Co., Tokyo Office
October 1980	Transferred to Asahi & Co., Osaka Office
October 1983	Transferred to Arthur Young, Los Angeles Office
May 1989	Partner, Asahi Shinwa & Co.
July 1993	Joined Showa Ota & Co.
May 1997	Senior Partner, Showa Ota & Co.
August 2008	Executive Board Member, Ernst & Young ShinNihon LLC
June 2012	Director, Sony Corporation (present)
March 2016	Outside Audit & Supervisory Board Member, Chugai Pharmaceutical Co., Ltd. (present)

Eikoh Harada
Responsibility as a Director: Chair of the Compensation Committee
Date of Birth: December 3, 1948
Number of Years Served as a Director: 4 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1972	Joined NCR Japan, Ltd.
November 1980	Joined Yokogawa Hewlett-Packard Company
January 1983	Director, Schlumberger Group
October 1994	Director, Apple Japan, Inc.
April 1997	President, Apple Japan, Inc. Vice President, Apple Computer, Inc.
March 2005

Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Holdings Company (Japan), Ltd.

Chairman, President and Chief Executive Officer, Representative Director, McDonald’s Company (Japan), Ltd.

June 2013	Director, Sony Corporation (present) Director, Benesse Holdings, Inc.
March 2014	Chairman, Director, McDonald’s Holdings Company (Japan), Ltd. Chairman, Director, McDonald’s Company (Japan), Ltd.
June 2014	Representative Director, Chairman and CEO, Benesse Holdings, Inc.
October 2014	Representative Director and CEO, Benesse Corporation

Tim Schaaff
Responsibility as a Director: -
Date of Birth: December 5, 1959
Number of Years Served as a Director: 4 years
Brief Personal History and Principal Business Activities Outside the Corporation:
December 1982	Joined New England Digital Corporation
July 1991	Joined Apple Computer, Inc.
1998	Vice President, Apple Computer, Inc.
December 2005	Senior Vice President, Sony Corporation of America
November 2006	Deputy President, Technology Development Group, Sony Corporation
June 2008	President, Sony Media Software and Services Inc.
December 2009	President, Sony Network Entertainment International LLC
June 2013	Director, Sony Corporation (present)
January 2014	Independent startup advisor (present)
July 2015	Chief Product Officer, Intertrust Technologies Corporation (present)

Kazuo Matsunaga
Responsibility as a Director: Member of the Audit Committee
Date of Birth: February 28, 1952
Number of Years Served as a Director: 3 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1974	Joined Ministry of International Trade and Industry (currently Ministry of Economy, Trade and Industry (“METI”))
June 2004	Director-General, Nuclear and Industrial Safety Agency, METI
September 2005	Assistant Vice-Minister, Minister’s Secretariat, METI
July 2006	Deputy Vice-Minister, Minister’s Secretariat, METI
July 2008	Director-General, Economic and Industrial Policy Bureau, METI
July 2010	Vice-Minister of Economy, Trade and Industry, METI
April 2012	Specially-appointed Professor, Graduate School of International Corporate Strategy, Hitotsubashi University (present)
June 2013	Outside Director, Takasago Thermal Engineering Co., Ltd. (present)
June 2014

Director, Sony Corporation (present)

Outside Director, Hashimoto Sogyo Co., Ltd. (currently Hashimoto Sogyo Holdings Co., Ltd.) (present)

President, Japan Cooperation Center for the Middle East (present)

April 2016	Vice Chairman of the Board, Mitsubishi Fuso Truck and Bus Corporation
January 2017	Chairman of the Board, Mitsubishi Fuso Truck and Bus Corporation (present)

Koichi Miyata
Responsibility as a Director: Member of the Nominating Committee
Date of Birth: November 16, 1953
Number of Years Served as a Director: 3 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1976	Joined The Mitsui Bank, Ltd.
June 2003	Executive Officer, Sumitomo Mitsui Banking Corporation
October 2006	Managing Executive Officer, Sumitomo Mitsui Banking Corporation
April 2009	Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation
April 2010	Senior Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc.
June 2010	Director, Sumitomo Mitsui Financial Group, Inc.
April 2011	Director and President, Sumitomo Mitsui Financial Group, Inc. Director, Sumitomo Mitsui Banking Corporation
June 2014	Director, Sony Corporation (present)
June 2016	Outside Corporate Auditor, Isetan Mitsukoshi Holdings Ltd. (present)
April 2017	Chairman of the Board, Sumitomo Mitsui Financial Group, Inc. (present) Chairman of the Board, Sumitomo Mitsui Banking Corporation (present)

John V. Roos
Responsibility as a Director: Member of the Nominating Committee Member of the Compensation Committee
Date of Birth: February 14, 1955
Number of Years Served as a Director: 3 years
Brief Personal History and Principal Business Activities Outside the Corporation:

October 1980	Associate, O’Melveny and Myers LLP
February 1985	Associate, Wilson Sonsini Goodrich & Rosati
February 1988	Partner, Wilson Sonsini Goodrich & Rosati
February 2000	Managing Director of Professional Services, Wilson Sonsini Goodrich & Rosati
February 2005	Chief Executive Officer, Wilson Sonsini Goodrich & Rosati
August 2009	United States Ambassador to Japan
September 2013	Outside Director, Salesforce.com, inc. (present)
October 2013	Chief Executive Officer, The Roos Group, LLC (present)
December 2013	Member of Global Advisory Board, Mitsubishi UFJ Financial Group, Inc. (present)
April 2014	Senior Advisor, Centerview Partners LLC (present)
June 2014	Director, Sony Corporation (present)
May 2015	Founding Partner, Geodesic Capital (present)
January 2016	Chairman of the Advisory Board, Toyota Research Institute, Inc. (present)

Eriko Sakurai
Responsibility as a Director: Member of the Compensation Committee
Date of Birth: November 16, 1960
Number of Years Served as a Director: 3 years
Brief Personal History and Principal Business Activities Outside the Corporation:
June 1987	Joined Dow Corning Corporation
May 2008	Director, Dow Corning Toray Co., Ltd.
March 2009	Chairman and Chief Executive Officer, Representative Director, Dow Corning Toray Co., Ltd. (present)
June 2014	Director, Sony Corporation (present)
June 2015	Outside Director, Sumitomo Mitsui Financial Group, Inc. (present)

Kunihito Minakawa
Responsibility as a Director: Member of the Audit Committee
Date of Birth: August 15, 1954
Number of Years Served as a Director: -
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1978	Joined Ricoh Company, Ltd.
October 1997	Senior Vice President and Chief Financial Officer, Ricoh Americas Corporation
April 2010	Corporate Vice President, and General Manager of Finance and Accounting Division, Ricoh Company, Ltd.
June 2010	Outside Audit & Supervisory Board Member, Ricoh Leasing Company, Ltd.
April 2012	Corporate Senior Vice President, and General Manager of Finance and Accounting Division, Ricoh Company, Ltd.
June 2013	Audit & Supervisory Board Member, Ricoh Company, Ltd. (present)
June 2017	Director, Sony Corporation (present)

Shuzo Sumi
Responsibility as a Director: Member of the Nominating Committee
Date of Birth: July 11, 1947
Number of Years Served as a Director: -
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1970	Joined Tokio Marine & Fire Insurance Co., Ltd.
June 2000	Director and Chief Representative in London, Overseas Division, Tokio Marine & Fire Insurance Co., Ltd.
June 2002	Managing Director, Tokio Marine & Fire Insurance Co., Ltd.
October 2004	Managing Director, Tokio Marine & Nichido Fire Insurance Co., Ltd.
June 2005	Senior Managing Director, Tokio Marine & Nichido Fire Insurance Co., Ltd.
June 2007	President & Chief Executive Officer, Tokio Marine & Nichido Fire Insurance Co., Ltd. President & Chief Executive Officer, Tokio Marine Holdings, Inc.
June 2013	Chairman of the Board, Tokio Marine & Nichido Fire Insurance Co., Ltd. Chairman of the Board, Tokio Marine Holdings, Inc. (present)
June 2014	Outside Director, Toyota Industries Corporation (present)
June 2017	Director, Sony Corporation (present)

Corporate Executive Officers

In addition to Kazuo Hirai and Kenichiro Yoshida, the eight individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 15, 2017. Refer to “Board Practices” below.

Tomoyuki Suzuki
Responsibility as an Officer: Executive Deputy President, Officer in charge of R&D Platform, in charge of Energy Business and Storage Media Business
Date of Birth: August 19, 1954
Number of Years Served as a Corporate Executive Officer: 5 years
Principal Business Activities Outside Sony: None
Brief Personal History:

April 1979	Joined Sony Corporation
June 2004	Vice President, Executive Officer, Sony Corporation
June 2005	SVP, Corporate Executive, Sony Corporation
April 2006	Deputy President, Semiconductor Business Group, Sony Corporation
April 2010	President, Sony Mobile Display Corporation
June 2011	Corporate Executive in charge of R&D Platform, Sony Corporation
April 2012	EVP, Corporate Executive Officer, Sony Corporation Officer in charge of Semiconductor Business, Device Business and Advanced Device Technology Platform, Sony Corporation
June 2013	Officer in charge of Device Solutions Business, R&D Platform and Common Software Design, Sony Corporation
April 2015	Executive Deputy President, Corporate Executive Officer, Sony Corporation (present)
April 2016	Officer in charge of R&D Platform, in charge of Energy Business and Storage Media Business, Sony Corporation (present)

Shiro Kambe
Responsibility as an Officer: EVP, Officer in charge of Legal, Compliance, Corporate Communications, CSR, External Relations and Information Security & Privacy
Date of Birth: December 18, 1961
Number of Years Served as a Corporate Executive Officer: 3 years
Principal Business Activities Outside Sony: None
Brief Personal History:

April 1984	Joined Sony Corporation
June 2010	SVP, Corporate Executive, Sony Corporation
Officer in charge of Corporate Communications and CSR, Sony Corporation (present)
April 2014	Officer in charge of External Relations, Sony Corporation (present)
Officer in charge of Brand, Sony Corporation
June 2014	EVP, Corporate Executive Officer, Sony Corporation (present)
Officer in charge of Legal and Compliance, Sony Corporation (present)
August 2016	Officer in charge of Information Security & Privacy, Sony Corporation (present)

Masashi Imamura
Responsibility as an Officer: EVP, Officer in charge of Manufacturing, Logistics, Procurement, Quality and Environment, in charge of Engineering Platform
Date of Birth: January 8, 1957
Number of Years Served as a Corporate Executive Officer: 2 years
Principal Business Activities Outside Sony: None
Brief Personal History:

April 1979	Joined Sony Corporation
June 2009	SVP, Corporate Executive, Sony Corporation President, Personal Imaging & Sound Business Group, Sony Corporation
August 2011	President, Home Entertainment Business Group, Sony Corporation
April 2012	President, Home Entertainment & Sound Business Group, Sony Corporation
July 2014	Group Executive, Sony Corporation Representative Director and President, Sony Visual Products Inc.
April 2015

EVP, Corporate Executive Officer, Sony Corporation (present)

Officer in charge of Manufacturing, Logistics, Procurement, Quality and Environment, in charge of Engineering Platform, Sony Corporation (present)

Shigeki Ishizuka
Responsibility as an Officer: EVP, Officer in charge of Imaging Products & Solutions Business
Date of Birth: November 14, 1958
Number of Years Served as a Corporate Executive Officer: 2 years
Principal Business Activities Outside Sony: None
Brief Personal History:

April 1981	Joined Sony Corporation
August 2004	Managing Director, Corporate Executive, Sony EMCS Corporation
June 2007	SVP, Corporate Executive, Sony Corporation
June 2009	President, Device Solutions Business Group, Sony Corporation
April 2012	President, Digital Imaging, Sony Corporation
April 2015	EVP, Corporate Executive Officer, Sony Corporation Officer in charge of Imaging Products & Solutions Business, Sony Corporation (present)
January 2016	President, Professional Solutions & Services Group, Sony Corporation
April 2017	Representative Director and President, Sony Imaging Products & Solutions Inc. (present)

Andrew House
Responsibility as an Officer: EVP, Officer in charge of Game & Network Services Business
Date of Birth: January 23, 1965
Number of Years Served as a Corporate Executive Officer: 1 year
Principal Business Activities Outside Sony: None
Brief Personal History:

October 1990	Joined Sony Corporation
April 1995	Transferred to Sony Computer Entertainment Inc. (currently Sony Interactive Entertainment Inc.)
September 2005	Group Executive, Sony Corporation
May 2009	President, CEO and Co-COO, Sony Computer Entertainment Europe Ltd. (currently Sony Interactive Entertainment Europe Ltd.)
September 2011	President and Group CEO, Sony Computer Entertainment Inc.
April 2013	Officer in charge of Sony Network Entertainment Business, Sony Corporation
June 2013	Member of the Board of Sony Music Entertainment (Japan) Inc. (present)
April 2016

President and Global CEO, Sony Interactive Entertainment LLC (present)

President, Sony Interactive Entertainment Inc. (present)

EVP, Corporate Executive Officer, Sony Corporation (present)

Officer in charge of Game & Network Services Business, Sony Corporation (present)

Ichiro Takagi
Responsibility as an Officer: EVP, Officer in charge of Home Entertainment & Sound Business, Consumer AV Sales & Marketing
Date of Birth: December 26, 1958
Number of Years Served as a Corporate Executive Officer: 1 year
Principal Business Activities Outside Sony: None
Brief Personal History:

April 1981	Joined Sony Corporation
June 2011	SVP, Corporate Executive, Sony Corporation
July 2014	President, Video & Sound Business Group, Sony Corporation Representative Director and Vice President, Sony Visual Products Inc.
April 2015	Group Executive, Sony Corporation Representative Director and President, Sony Visual Products Inc. (present)
October 2015	Representative Director and President, Sony Video & Sound Products Inc. (present)
April 2016	EVP, Corporate Executive Officer, Sony Corporation (present) Officer in charge of Home Entertainment & Sound Business, Consumer AV Sales & Marketing (present)

Hiroki Totoki
Responsibility as an Officer: EVP, CSO, Officer in charge of Mid-to-Long Term Business Strategy, New Business, in charge of Mobile Communications Business
Date of Birth: July 17, 1964
Number of Years Served as a Corporate Executive Officer: 1 year
Principal Business Activities Outside Sony: None
Brief Personal History:

April 1987	Joined Sony Corporation
February 2002	Representative Director, Sony Bank Incorporated
June 2005	Director, Corporate Executive Officer and Senior Managing Director, Sony Communication Network Corporation (currently Sony Network Communications Inc.)
April 2012	Representative Director, Corporate Executive Officer and Senior Managing Director, So-net Corporation (currently Sony Network Communications Inc.)
April 2013	Representative Director, Corporate Executive Officer, Deputy President and CFO, So-net Entertainment Corporation (currently Sony Network Communications Inc.)
December 2013	SVP, Corporate Executive, Sony Corporation Corporate Executive in charge of Business Strategy, Corporate Development and Transformation
November 2014	Group Executive, Sony Corporation President and CEO, Sony Mobile Communications Inc. (present)
June 2015	Director, Chairman, So-net Corporation (currently Sony Network Communications Inc.)
April 2016

EVP, Corporate Executive Officer, Sony Corporation (present)

Officer in charge of Mobile Communications Business, Sony Corporation (present)

President and Representative Director, So-net Corporation (currently Sony Network Communications) (present)

June 2017	CSO, Sony Corporation (present) Officer in Charge of Mid-to-Long Term Business Strategy, New Business (present)

Kazushi Ambe
Responsibility as an Officer: EVP, Officer in charge of Human Resources and General Affairs
Date of Birth: April 23, 1961
Number of Years Served as a Corporate Executive Officer: 1 year
Principal Business Activities Outside Sony: None
Brief Personal History:

April 1984	Joined Sony Corporation
October 2001	Vice President, Sony Ericsson Mobile Communications
April 2006	Senior Vice President, Sony Corporation of America
November 2014	Corporate Executive, SVP, Sony Corporation
June 2016	EVP, Corporate Executive Officer, Sony Corporation (present) Officer in charge of Human Resources and General Affairs (present)

Kazuo Hirai, Kenichiro Yoshida, Tomoyuki Suzuki, Shiro Kambe, Masashi Imamura, Shigeki Ishizuka, Andrew House, Ichiro Takagi, Hiroki Totoki and Kazushi Ambe are engaged on a full-time basis by Sony Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B.	Compensation

Under the Financial Instruments and Exchange Act of Japan and related regulations, Sony is required to disclose the total remuneration paid by Sony Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that Sony Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2017 filed on June 15, 2017 with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.

(1) Total amounts of remuneration paid by Sony Corporation to Directors and Corporate Executive Officers

	Fixed remuneration		Remuneration linked to business results		Phantom restricted stock plan
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	10	138	—	—	1	28
	(*)(**)			(***)		(*****)
(Outside Directors)	(9)	(123)	(—)	(—)	(1)	(28)
Corporate Executive	11	517	7	577	—	—
Officers	(**)			(****)
Total******	21	655	7	577	1	28

* The number of persons does not include two Directors who concurrently serve as Corporate Executive Officers, because Sony Corporation does not pay any additional remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

** The number of persons includes one Director who resigned on the day of the Ordinary General Meeting of Shareholders held on June 17, 2016 and a Corporate Executive Officer who resigned on February 2, 2017.

*** Sony Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

**** The Remuneration linked to business results includes the amount that was paid in June 2017.

***** The Phantom Restricted Stock Plan includes the amount that will be paid to a Director who resigned on the day of the Ordinary General Meeting of Shareholders held on June 15, 2017.

****** In addition to the above, during the fiscal year ended March 31, 2017, Sony Corporation recorded 625 million yen in expenses for Stock Acquisition Rights granted to Corporate Executive Officers during the fiscal year ended March 31, 2017 or in the past for stock option purposes.

(2) Amounts of remuneration paid by Sony Corporation and its subsidiaries to Directors and Corporate Executive Officers on an individual basis.

Name	Position	Basic Remuneration (*)(**) (Yen in millions)	Remuneration linked to business results (*) (Yen in millions)	Phantom restricted stock plan (Yen in millions)	Total (*) (Yen in millions)	Granted number of stock acquisition rights (***) (Thousand shares)
Kazuo Hirai	Sony Corporation Director, President & CEO, and Representative Corporate Executive Officer(****)	228 (*****)	286 (*****)	—	514 (*****)	300
Kenichiro Yoshida	Sony Corporation Director, Executive Deputy President and CFO, and Representative Corporate Executive Officer(****)	75	101	—	176	200
Tomoyuki Suzuki	Sony Corporation Executive Deputy President, and Corporate Executive Officer (In charge of R&D Platform; In charge of Energy Business and Storage Media Business)	57	61	—	118	100
Shiro Kambe	Sony Corporation Corporate Executive Officer, Executive Vice President (In charge of Legal, Compliance, Corporate Communications, CSR, External Relations and Information Security & Privacy)	36	25	—	61	30
Masashi Imamura	Sony Corporation Corporate Executive Officer, Executive Vice President (In charge of Manufacturing, Logistics, Procurement, Quality & Environment; In charge of Engineering Platform)	36	36	—	72	30
Shigeki Ishizuka	Sony Corporation Corporate Executive Officer, Executive Vice President (In charge of Imaging Products and Solutions Business)	40	43	—	83	30
Andrew House	Sony Corporation Corporate Executive Officer, Executive Vice President (In charge of Game & Network Services Business)	135 (*****) (******)	118 (*****) (******)	—	254 (*****) (******)	60
Michael Lynton	Sony Corporation Corporate Executive Officer, Executive Vice President (In charge of Pictures and Music businesses) (Until February 2, 2017)	271 (*****) (******)	736 (*****) (******)	—	1,007 (*****) (******)	100
Ichiro Takagi	Sony Corporation Corporate Executive Officer, Executive Vice President (In charge of Home Entertainment & Sound Business and Consumer AV Sales & Marketing)	40 (******)	44 (******)	—	84 (******)	30
Hiroki Totoki	Sony Corporation Corporate Executive Officer, Executive Vice President, CSO (In charge of Mid-to-Long Term Business Strategy, New Business; In charge of Mobile Communications Business)	40 (******)	40 (******)	—	80 (******)	30

* Due to rounding, individual sums may not total 100%.

** Apart from the remuneration contained in the above table, Sony also paid 6 million yen for Director and Officer liability insurance for 10 Corporate Executive Officers.

*** The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2017 was 1,291 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 17 of the consolidated financial statements for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Corporation’s common stock (“Common Stock”) exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2017 for accounting purposes and should not be regarded as any indication or prediction of Sony with respect to its future stock performance.

**** As noted above, Sony Corporation does not pay any remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

***** Remuneration for Kazuo Hirai, Representative Corporate Executive Officer, is set in U.S. dollars. Apart from the remuneration contained in the above table, Sony also provided certain personal benefits and perquisites, including fringe benefits (and in some instances Sony paid the executive’s income taxes related to his perquisites), totaling 15 million yen to Kazuo Hirai, during the fiscal year ended March 31, 2017.

****** In the above chart, remuneration for Andrew House, Corporate Executive Officer, includes 135 million yen in regular compensation and 118 million yen in performance-based compensation from SIEI. Remuneration for Michael Lynton, Corporate Executive Officer, includes 271 million yen in fixed compensation and 334 million yen in performance-based compensation from SPE, and 401 million yen in performance-based compensation from SCA. Remuneration for Ichiro Takagi, Corporate Executive Officer, includes 13 million yen in fixed compensation and 15 million yen in performance-based compensation from SVP, 13 million yen in fixed compensation and 14 million yen in performance-based compensation from SVS, and 14 million yen in fixed compensation and 15 million yen in performance-based compensation from Sony Marketing. Remuneration for Hiroki Totoki, Corporate Executive Officer, includes 40 million yen in fixed compensation and 40 million yen in performance-based compensation from Sony Mobile.

(3) Basic policy regarding Corporate Executive Officer remuneration

The basic policy regarding remuneration for Directors and Corporate Executive Officers, as determined by the Compensation Committee, is as follows:

(a) Basic policy of Director remuneration

The primary duty of Directors is to supervise the performance of business operations of the Sony Group as a whole. In order to improve this supervisory function over the business operations of Sony, which is a global company, the following two elements have been established as the basic policy for the determination of remuneration of Directors. No Director remuneration is paid to those Directors who concurrently serve as Corporate Executive Officers.

•	Attracting and retaining an adequate talent pool of Directors possessing the requisite abilities to excel in the global marketplace; and

•	Ensuring the effectiveness of the supervisory function of the Directors.

Based upon the above, remuneration of Directors consists of the following two components:

•	Fixed remuneration; and

•	Phantom Restricted Stock Plan.

The schedule for the amount of each component and its percentage of total remuneration is determined in accordance with the basic policy above. Remuneration of Directors shall be at an appropriate level determined based upon research made by a third party regarding remuneration of directors of both domestic and foreign companies.

Regarding the Phantom Restricted Stock Plan, points determined every year by the Compensation Committee shall be granted to Directors every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying the Common Stock price by the individual’s accumulated points. In principle, the resigning Director shall purchase shares of Common Stock with this remuneration.

(b) Basic policy of Corporate Executive Officer remuneration

Corporate Executive Officers are key members of management responsible for executing the business operations of Sony. In order to further improve the business results of the Corporation, the following two elements have been established as the basic policy for the determination of remuneration of Corporate Executive Officers.

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

The basis for the schedule for the amount of each component is below.

The amount of remuneration linked to business results shall be determined based upon 1) the consolidated financial results of the Corporation, such as ROE (return on equity), operating income, net income and cash flow, for the fiscal year for which remuneration is being given, and 2) the level of achievement of business results in the business area(s) for which the relevant Corporate Executive Officer is responsible. The amount paid shall fluctuate within a range from 0 percent to 200 percent, in principle, of the standard payout amount.

Remuneration linked to the share price, such as stock options and restricted stock, will be used to incentivize executives to increase mid- to long- term shareholder value. Appropriate restrictions and conditions shall be set in order to enhance the effectiveness of this program.

Regarding the Phantom Restricted Stock Plan, points determined every year by the Compensation Committee shall be granted to Corporate Executive Officers every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying the Common Stock price by the individual’s accumulated points. In principle, the resigning Corporate Executive Officer shall purchase the shares of Common Stock with this remuneration.

(For Reference)

(i) Remuneration linked to business results

The standard payout amount of remuneration linked to business results for the fiscal year ended March 31, 2017 shall be between 37.5 percent and 50.0 percent of cash compensation (fixed remuneration plus remuneration linked to business results) related to each individual’s level of responsibility. The key performance indicators (“KPIs”) and the weighting of each KPI related to the performance of consolidated Sony shall be as follows:

KPI	Weight
ROE	40%
Operating Income	40%
Net Income	10%
Cash Flow	10%

(ii) Restricted Stock

The Compensation Committee decided to introduce a restricted stock plan starting from the fiscal year ending March 31, 2018. The purpose of the plan is to further reinforce management’s alignment with shareholder value, and to incentivize management to improve mid- to long-term performance and increase shareholder value.

The Corporation intends to grant shares of Common Stock to Corporate Executive Officers and key management as a partial replacement for stock options. The grantees will not be able to sell or transfer the stocks during the restricted period, and the Corporation will acquire free of charge the granted shares under certain conditions. Details of the plan such as vesting conditions, eligibility and the number of grants will be determined by the Compensation Committee.

C.	Board Practices

General

Sony continuously strives to strengthen its corporate governance system, recognizing that sound corporate governance is extremely important in operating Sony effectively, efficiently, and in a way that increases corporate value over the mid- to long-term. Sony approaches its corporate governance through two basic precepts: (a) the Board of Directors (the “Board”), a majority of which is comprised of independent outside Directors, focuses on effective oversight of management’s operation of the business and maintaining a sound and transparent governance framework; and (b) the Board determines Sony’s fundamental management policies and other material matters and delegates to each of the Corporate Executive Officers decision-making authority to conduct Sony’s business operations broadly in line with their respective responsibilities, as defined by the Board, with a view to promoting timely and efficient decision-making within Sony. In furtherance of these efforts, Sony Corporation has adopted a “Company with Three Committees” corporate governance system under the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”). Under this system, in addition to the requirements of applicable corporate governance laws and regulations, Sony has introduced its own requirements to help improve and maintain the soundness and transparency of its governance by strengthening the separation of the Directors’ function from that of management; maintaining what the company believes is an appropriate Board size, which enables the members of the Board to actively contribute to discussion; and advancing the proper functioning of the statutory committees.

Sony Corporation is governed by the Board, the members of which are elected at the Ordinary General Meeting of Shareholders. Under the Companies Act, a “Company with Three Committees” is required to have three committees: the Nominating Committee, Audit Committee and Compensation Committee. Under the Companies Act, each committee is required to consist of not fewer than three Directors, which must be named by the Board and the majority of whom must be outside Directors. Under this system, Directors have no power to execute the business of Sony Corporation except for limited circumstances as permitted by law. The Board appoints Corporate Executive Officers (Shikko-yaku), who make decisions regarding the execution of Sony’s business activities within the scope of the authority delegated to them by the Board. In addition to these statutory bodies and positions, Sony has Corporate Executives who carry out business operations and corporate functions within designated areas.

A summary of the governance system adopted by Sony Corporation is set forth below. For an explanation of the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, refer to “Item 16G. Disclosure About Differences in Corporate Governance.”

Board of Directors

The primary roles of the Board are to: (a) determine Sony’s fundamental management policies; (b) oversee the management of Sony’s business operations as an entity independent from the Chief Executive Officer (“CEO”) and other Corporate Executive Officers; (c) appoint and dismiss the statutory committee members; and (d) appoint and dismiss Representative Corporate Executive Officers and Corporate Executive Officers.

Under the Companies Act, the term of office of Directors expires at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election.

With a view toward securing effective input and oversight by the Board, the Nominating Committee reviews and selects candidates for the Board with the aim of assuring that a substantial part of the Board is comprised of qualified outside Directors that satisfy the independence requirements established by Sony and by law. The Nominating Committee selects candidates that it views as well-suited to be Directors in light of the Board’s purpose of enhancing Sony’s corporate value. The Nominating Committee broadly considers various relevant factors, including a candidate’s capabilities (such as the candidate’s experience, achievements, expertise and international fluency), availability, and independence, as well as diversity in the boardroom, the appropriate size of the Board, and the knowledge, experiences and talent needed for the role. Under the Charter of the Board (the “Board Charter”), Sony also requires that the Board consist of not fewer than 10 Directors and not more than 20 Directors. In addition, since 2005 the majority of the members of the Board have been outside Directors.

Sony expects that each outside Director play an important role in ensuring proper business decisions by Sony and effective input and oversight by the Board through actively exchanging opinions and having discussions about Sony’s business based on his or her various and broad experience, knowledge and expertise.

As of June 15, 2017, the Board has 12 Directors, nine of whom are outside Directors. The Nominating Committee has five Directors, four of whom are outside Directors; the Compensation Committee has four Directors, three of whom are outside Directors; and the Audit Committee’s three members are all outside Directors.

The qualifications for Directors of Sony are generally as summarized below. As of June 15, 2017, all Directors satisfy the qualifications of the Board Charter as set forth below, and all outside Directors are qualified and designated as Independent Directors under the Securities Listing Regulations of the Tokyo Stock Exchange.

All Directors must meet the qualifications below:

(a)	He/she shall not be a director, a statutory auditor, a corporate executive officer, a general manager or other employee of any company in competition with Sony in any of Sony’s principal businesses (a “Competing Company”) or own 3% or more of the shares of any Competing Company.

(b)	He/she shall not be or have been a representative partner or partner of Sony’s independent auditor the past three years before being nominated as a Director.

(c)	He/she shall not have any connection with any matter that may cause a material conflict of interest in performing the duties of a Director.

Outside Directors must meet the additional qualifications below:

(a)	He/she shall not have received directly from Sony, during any consecutive twelve-month period within the last three years, more than an amount equivalent to U.S. $120,000, other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(b)	He/she shall not be a director, a statutory auditor, corporate executive officer, general manager or other employee of any company whose aggregate amount of transactions with Sony, in any of the last three fiscal years, exceeds the greater of an amount equivalent to U.S. $1,000,000, or two percent of the annual consolidated sales of such company.

In addition, in order to qualify as an outside Director under the Companies Act, a Director must be a person who satisfies all of the following requirements:

(a)	a person who is not a director of Sony or any of its subsidiaries engaged in the business operations of Sony or such subsidiaries, as the case may be, or a Corporate Executive Officer or general manager or other employee (“Group Executive Director, etc.”) of Sony or any of its subsidiaries and who has not been a Group Executive Director, etc. of Sony or any of its subsidiaries at any time within the ten years prior to assuming his/her office;

(b)	if a person has been a director, accounting counselor (if the accounting counselor is a juridical person, a member who is in charge of the affairs), or corporate auditor of Sony or any of its subsidiaries (excluding a person who has been a Group Executive Director, etc.) at any time within the ten years prior to assuming office, a person who has not been a Group Executive Director, etc. of Sony or any of its subsidiaries at any time within the ten years prior to assuming office as a director, an accounting counselor, or a corporate auditor;

(c)	a person who is not a director or a Corporate Executive Officer or general manager or other employee of a parent company or any entity which controls the management of Sony;

(d)	a person who is not an Group Executive Director, etc. of a direct/indirect subsidiary of Sony or any entity the management of which is directly or indirectly controlled by Sony; and

(e)	a person who is not a spouse or relative within the second degree of kinship of a director or a Corporate Executive Officer or general manager or other employee of Sony.

Also, each outside Director may, by resolution of the Nominating Committee, be nominated as a Director candidate for re-election five times, and thereafter by resolution of the Nominating Committee and by consent of all of the Directors. Even with consent of all of the Directors, in no event may any outside Director be re-elected more than eight times.

Nominating Committee

The primary roles of the Nominating Committee are to: (a) determine the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors and (b) evaluate management succession plans.

As stated above, under the Companies Act, the Nominating Committee must consist of at least three Directors, the majority of whom must be outside Directors. In addition, under the Board Charter, at least one Director of the Nominating Committee shall be a Corporate Executive Officer and the chair is to be selected from among the outside Directors. In determining whether to appoint or remove a member of the Nominating Committee, continuity of the Nominating Committee shall be duly taken into account.

The Nominating Committee is comprised of the following members as of June 15, 2017: Osamu Nagayama, who is the Chair of the Nominating Committee, the Chairman of the Board and an outside Director; Koichi Miyata, John V. Roos and Shuzo Sumi who are each outside Directors; and Kazuo Hirai, who is a Corporate Executive Officer.

Audit Committee

The primary roles of the Audit Committee are to: (a) monitor the performance of duties by Directors and Corporate Executive Officers and (b) oversee and evaluate the independent auditor.

As stated above, under the Companies Act, the Audit Committee must consist of at least three Directors, the majority of whom must be outside Directors. In addition, under the Companies Act and the Board Charter, each member of the Audit Committee (“Audit Committee Member”) must satisfy all of the following qualifications: (a) he/she shall not be a Director engaged in the business operations of Sony or any of its subsidiaries, a Corporate Executive Officer, an accounting counselor, a general manager or other employee of Sony and (b) he/she shall meet the independence requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Corporation. The chair is to be selected from among the outside Directors. No Audit Committee Member shall become, as a general rule, a member of the Nominating Committee or the Compensation Committee. Moreover, at least one Audit Committee Member shall meet the audit committee financial expert requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Corporation. The Board makes a determination on whether or not such Audit Committee Members meet these requirements. In determining whether to appoint or remove the Audit Committee Member, continuity of the Audit Committee shall be duly taken into account.

With respect to the candidates for independent auditor nominated by the CEO and other Corporate Executive Officers, the Audit Committee evaluates the nomination, prior to making a decision on the candidates. The Audit Committee continues to evaluate the performance, the independence, the qualification and the reasonableness of the independent auditor so appointed.

The Audit Committee is comprised of the following members as of June 15, 2017: Takaaki Nimura, who is the Chair of the Audit Committee and an outside Director, and Kazuo Matsunaga and Kunihito Minakawa, who are each outside Directors. Takaaki Nimura and Kunihito Minakawa are “audit committee financial experts” within the meaning of Item 16A of this report.

Compensation Committee

The primary roles of the Compensation Committee are to: (a) set policy on the content of individual compensation for Directors and Corporate Executive Officers and Corporate Executives and (b) determine the amount and content of individual compensation of Directors and Corporate Executive Officers in accordance with the policy.

As stated above, under the Companies Act, the Compensation Committee must consist of at least three Directors, the majority of whom must be outside Directors. In addition, under the Board Charter, as a general rule, at least one Director of the Compensation Committee must be a Corporate Executive Officer and the chair is to be selected from among the outside Directors; provided, however, that a Director who is a CEO or a Chief Operating Officer of Sony or who holds any equivalent position shall not be a member of the Compensation Committee. In determining whether to appoint or remove a member of the Compensation Committee, continuity of the Compensation Committee shall be duly taken into account.

The Compensation Committee is comprised of the following members as of June 15, 2017: Eikoh Harada, who is the Chair of the Compensation Committee and an outside Director; John V. Roos and Eriko Sakurai who are each outside Directors; and Kenichiro Yoshida, who is a Corporate Executive Officer.

Corporate Executive Officers

As stated above, the Board must appoint one or more Corporate Executive Officers who make decisions regarding the execution of Sony’s business activities within the scope of authority delegated by the Board. As of June 15, 2017, there are ten Corporate Executive Officers, two of whom are also Directors. Significant decision-making authority has been delegated to the CEO and also to each Corporate Executive Officer with respect to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables Sony to be managed in a dynamic and responsive manner. The terms of office of Corporate Executive Officers expire at the conclusion of the first meeting of the Board held immediately after the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election. From among those Corporate Executive Officers who, as a general rule, are also Directors, the Board shall elect Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs. The appointment and dismissal of Corporate Executive Officers and the assignment of roles and responsibilities for Corporate Executive Officers are made by the Board. In making these decisions, the Board, especially outside Directors, considers whether candidates have the necessary skills, capabilities, experiences and achievements that correspond to the Corporate Executive Officers’ expected roles and responsibilities in executing relevant business operations. For a list of the Corporate Executive Officers as of June 15, 2017, refer to “Directors and Senior Management” in “Item 6.A Directors, Senior Management and Employees.”

The Board determines the fundamental management policies and other material matters related to the operation of Sony’s business. The Board assigns the duties of Corporate Executive Officers by determining the areas over which each Corporate Executive Officer is in charge and delegating its decision-making authority to the Corporate Executive Officer accordingly, with a view to promoting timely and efficient decision-making within the Sony Group. Please refer to the Board Charter, attached as Exhibit 1.3 hereto, which details the processes and policies for reporting by the Corporate Executive Officers to the Board and matters requiring Board approval.

Meeting Record and Other Information

During the fiscal year ended March 31, 2017, the Board convened nine times. The Nominating Committee met six times, the Audit Committee met seven times and the Compensation Committee met seven times. All nine outside Directors, including Kanemitsu Anraku who retired in June 2016, participated in all meetings of the Board held during their tenure period in the fiscal year ended March 31, 2017 except for Joichi Ito (Joichi Ito participated in eight meetings out of nine). Also, all eight outside Directors, including Kanemitsu Anraku who retired in June 2016, who are members of Committees participated in all of the meetings of each Committee held during the fiscal year ended March 31, 2017. The Board conducted outside Directors’ meetings, Directors’ corporate strategic workshops with management, site visits by outside Directors and meetings of the Chairman of the Board and the CEO. These activities were aimed at enhancing the oversight function of the Board, securing better understanding by outside Directors of Sony’s business and management’s initiatives and encouraging corporate strategic discussions among Directors.

No Directors have executed service contracts with Sony providing for benefits upon termination of service as a Director.

Under the Companies Act and the Articles of Incorporation of Sony Corporation, Sony Corporation may, by a resolution of the Board, exempt Directors from liabilities to Sony Corporation to the extent permitted by law arising in connection with their failure to execute their duties. Also, in accordance with the Companies Act and its Articles of Incorporation, Sony Corporation has entered into a liability limitation agreement with each outside Director and one non-executive Director that limits the maximum amount of liabilities owed by each such Director to Sony Corporation arising in connection with their failure to execute their duties to the greater of either 30 million yen or an amount equal to the aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Companies Act.

At a Board meeting held on April 26, 2006, the Board reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At a Board meeting held on May 13, 2009 and April 30, 2015, the Board amended and updated the internal control and governance framework, reaffirming such framework in effect and determining to continue to evaluate and improve such framework going forward, as appropriate. These determinations were required by and met the requirements of the Companies Act.

D.	Employees

As of March 31, 2017, Sony had approximately 128,400 employees, an increase of approximately 3,100 employees from March 31, 2016. During the fiscal year ended March 31, 2017, there was an increase of employees mainly in the Electronics segment due to an increase at manufacturing sites in Asia Pacific, and Japan due to the acquisition of the semiconductor business from Toshiba Corporation. Approximately 20% of the total number of employees were members of labor unions.

As of March 31, 2016, Sony had approximately 125,300 employees, a decrease of approximately 6,400 employees from March 31, 2015. During the fiscal year ended March 31, 2016, while employees of the Pictures, Music and Financial Services segments increased due to the expansion of these businesses, the total number of Electronics employees decreased due to production adjustments implemented at manufacturing sites in East Asia (except Japan) and restructuring initiatives taken mainly in the MC segment. The number of employees in All Other also decreased compared to March 31, 2015, reflecting the decrease of employees in the disc manufacturing business worldwide. Approximately 23% of the total number of employees were members of labor unions.

As of March 31, 2015, Sony had approximately 131,700 employees, a decrease of approximately 9,200 employees from March 31, 2014. During the fiscal year ended March 31, 2015, while employees of the Pictures, Music and Financial Services segments increased due to the expansion of these businesses, the total number of Electronics employees decreased due to restructuring initiatives taken mainly in Japan and North America. The number of employees in All Other also decreased compared to March 31, 2014, reflecting the decrease of employees in the disc manufacturing business worldwide. Approximately 20% of the total number of employees were members of labor unions.

The following table shows the number of employees of Sony by segment and region as of March 31, 2015, 2016 and 2017.

Number of Employees by Segment and Region

	March 31
	2015	2016	2017
By segment:
Electronics*	94,600	88,000	91,100
Pictures	7,600	8,700	9,000
Music	7,500	7,900	8,200
Financial Services	8,800	9,400	10,100
All Other	5,700	4,700	4,600
Unallocated — Corporate employees	7,500	6,600	5,400
By region:
Japan	49,900	49,000	51,400
Outside of Japan	81,800	76,300	77,000

Total	131,700	125,300	128,400

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S, Semiconductors and Components segments.

In addition, the average number of employees for the fiscal years ended March 31, 2015, 2016 and 2017 calculated by averaging the total number of employees at the end of each quarter, was approximately 136,300, 128,700 and 128,000 respectively.

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

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2017, negotiations were successfully concluded for a new three-year agreement with the Directors Guild of America (“DGA”) covering two separate collective bargaining agreements (the DGA Basic Agreement and the DGA Film and Live Television Agreement). Negotiations were also concluded for a new three-year agreement with the Writers Guild of America. In addition, negotiations were successfully concluded for a new three-year agreement between Sony Pictures Animation Inc. and the International Alliance of Theatrical Stage Employees. Negotiations with the Screen Actors Guild-American Federation of Television and Radio Artists (“SAG-AFTRA”) covering two separate collective bargaining agreements (the SAG-AFTRA Codified Basic Agreement and the SAG-AFTRA Television Agreement) began in May 2017.

In the Music segment, Sony has several labor unions and generally considers its labor relations to be good.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership

The total number of shares of Common Stock beneficially owned by Directors and Corporate Executive Officers (12 people) listed in “Directors and Senior Management” above was approximately 0.006% percent of the total shares outstanding as of May 30, 2017. Refer to “Board Practices” above.

During the fiscal year ended March 31, 2017, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock, to Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 30, 2017 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2017	360	31.06 U.S. dollars
2017	470	3,364 yen
2016	240	27.51 U.S. dollars
2016	286	3,404 yen
2015	140	20.67 U.S. dollars
2015	178	2,410.5 yen
2014	230	20.01 U.S. dollars
2014	77	2,007 yen
2013	230	11.23 U.S. dollars
2013	19	932 yen
2012	110	19.44 U.S. dollars
2012	28	1,523 yen
2011	72	35.48 U.S. dollars
2011	33	2,945 yen
2010	70	29.56 U.S. dollars
2010	27	2,595 yen
2009	45	30.24 U.S. dollars
2009	20	2,987 yen
2008	45	48.15 U.S. dollars
2008	17	5,514 yen

Regarding the above compensation plans, refer to Note 17 of the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2017, there were 1,263,763,660 shares of Common Stock outstanding, including 1,073,222 shares of treasury stock. Out of the total outstanding shares, 106,342,079 shares were in the form of ADRs and 323,414,298 shares were held of record in the form of Common Stock by residents in the U.S. As of March 31, 2017, the number of registered ADR holders was 5,553 and the number of registered holders of Common Stock in the U.S. was 390.

The Financial Instruments and Exchange Act of Japan requires any person who solely or jointly owns more than 5% of total issued voting shares of a company listed on any Japanese stock exchange to file with the Director General of the Kanto Local Finance Bureau (“Bureau”) a Bulk Shareholding Report. The following table summarizes the Bulk Shareholding Reports related to Sony (each a “Report”) submitted to the Bureau, where it is reported that ownership percentage by the reported entity exceeds 5% in the most recent updated Report. The Reports do not specify whether reported ownership is direct or beneficial.

Date of Report*	Reported entities	Reported number of direct or indirect owned and deemed owned shares**	Reported percentage of direct or indirect owned and deemed owned shares**
April 4, 2014	Sumitomo Mitsui Trust Bank, Limited	52,312,421	5.04
March 22, 2017	BlackRock Japan Co., Ltd.	79,184,569	6.27
April 7, 2017	Capital Research and Management Company	90,944,900	7.20

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

In addition, in the fiscal year ended March 31, 2017, sales to affiliates accounted for under the equity method totaled 31.2 billion yen and purchases from those equity affiliates totaled 2.0 billion yen. Although there were 109 equity affiliates accounted for under the equity method at March 31, 2017, there were no individually significant investments.

As of March 31, 2017, Sony had accounts receivable, trade of 10.9 billion yen due from its equity affiliates and had accounts payable, trade of 2.5 billion yen due to its equity affiliates. Due to the size of these transactions, Sony does not consider the amount involved to be material to its business. Refer to Note 5 of the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

C.	Interests of Experts and Counsel

Not Applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes of the consolidated financial statements.

Legal Proceedings

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that the investigations of several agencies, including the DOJ, have ended, and only one agency continues to investigate. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the EU’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in 2011, the DOJ, the European Commission and certain other governmental agencies outside the United States conducted investigations relating to competition in the secondary batteries market. Sony Corporation and/or certain of its subsidiaries were subject to these investigations. Sony understands that the investigations by these agencies, including the DOJ and the European Commission, have ended or are no longer active. With respect to the investigation by the European Commission, in December 2016, Sony and certain of its subsidiaries reached a settlement with the European Commission to pay a fine of approximately 29.8 million euros. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

A Sony subsidiary outside Japan was subject to a non-Japanese customs investigation in connection with the import and export of certain HE&S products. Sony cooperated with the relevant government authorities and settled the matter in March 2017. Settlement of the matter had no material impact on Sony’s results of operations and financial position.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

Dividend Policy

Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those that ensure future growth and strengthen competitiveness. Going forward, Sony will determine the amount of dividends based on an overall consideration of Sony’s consolidated operating results, financial condition and future business expectations.

A fiscal year-end dividend of 10 yen per share of Common Stock of Sony Corporation was approved at the Board of Directors meeting held on April 28, 2017 and the payment of such dividend started on May 31, 2017. Sony Corporation has already paid an interim dividend for Common Stock of 10 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2017 is 20 yen.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Trading Markets

The principal trading markets for Sony Corporation’s ordinary shares are the TSE in the form of Common Stock and the NYSE in the form of ADSs evidenced by American Depositary Receipts (“ADRs”). Each ADS represents one share of Common Stock.

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

	Tokyo Stock Exchange price per share of Common Stock		New York Stock Exchange price per share of ADS
	High	Low	High	Low
	(yen)		(U.S. dollars)
Annual highs and lows*
The fiscal year ended March 31, 2013	1,750	772	20.83	9.57
The fiscal year ended March 31, 2014	2,413	1,497	23.38	15.23
The fiscal year ended March 31, 2015	3,450	1,588	28.65	15.93
Quarterly highs and lows*
The fiscal year ended March 31, 2016	3,970	2,199	32.95	19.90
1st quarter	3,970	3,195	32.95	27.00
2nd quarter	3,719	2,713	29.99	21.51
3rd quarter	3,568	2,887	29.08	23.97
4th quarter	3,066	2,199	26.49	19.90
Quarterly highs and lows*
The fiscal year ended March 31, 2017	3,792	2,700	34.17	23.62
1st quarter	3,122	2,700	29.45	23.62
2nd quarter	3,450	2,953	34.17	29.03
3rd quarter	3,493	2,930	33.67	27.72
4th quarter	3,792	3,269	33.78	28.04
Monthly highs and lows*
2016
December	3,413	3,136	29.73	27.72
2017
January	3,570	3.269	31.20	28.04
February	3,626	3,351	32.22	30.07
March	3,792	3,481	33.78	30.72
April	3,797	3,402	34.59	31.21
May	4,091	3,814	36.82	34.39

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

B.	Plan of Distribution

Not Applicable

C.	Markets

Please refer to Item 9 A “Offer and Listing Details.”

D.	Selling Shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expenses of the Issue

Not Applicable

Item 10.	Additional Information

A.	Share Capital

Not Applicable

B.	Memorandum and Articles of Association

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

Non-resident shareholders are required to appoint a standing proxy in Japan or file notice of a mailing address in Japan. Notices from Sony Corporation to non-resident shareholders are delivered to such standing proxies or mailing address. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. The recorded holder of deposited shares underlying the ADSs is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against Sony Corporation.

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

(Stock splits)

Sony Corporation may at any time split shares in issue into a greater number of shares at the determination of the CEO, and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued to allow such stock split pursuant to a resolution of the Board of Directors or a determination by a Corporate Executive Officer to whom the authority to make such determination has been delegated by a resolution of the Board of Directors, rather than relying on a special shareholders’ resolution, which is otherwise required for amending the Articles of Incorporation.

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

In cases where a particular issue of new shares or stock acquisition rights (i) violates laws and regulations or Sony Corporation’s Articles of Incorporation, or (ii) will be performed in a materially unfair manner, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction to enjoin such issue with a court.

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

A holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of Sony Corporation. In addition, the Articles of Incorporation of Sony Corporation provide that a holder of shares constituting less than one full unit may request Sony Corporation to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock. Such request by a holder and the sale by Sony Corporation must be made in accordance with the provisions of the Share Handling Regulations of Sony Corporation. As prescribed in the Share Handling Regulations, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of the shareholders’ rights to which shareholders are entitled, regardless of whether such shareholder held shares on the requisite record date, as described in “General.” Shares constituting less than a full unit are transferable, under the book-entry transfer system described in “General.” Under the rules of the stock exchanges, however, shares constituting less than a full unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

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

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”) who are holders of shares of Common Stock of Sony Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 15, 2017. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock of Sony Corporation will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the ADSs or Common Stock will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2016 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2017 taxable year. Holders of ADSs and Common Stock of Sony Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2017 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and the U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.

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

Consolidated

	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
	(Yen in billions)
Net VaR	1.3	1.3	0.9	1.1
VaR of currency exchange rate risk	1.3	1.2	0.9	1.1
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Financial Services

	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
	(Yen in billions)
Net VaR	1.2	1.1	0.7	0.9
VaR of currency exchange rate risk	1.2	1.0	0.7	0.9
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Sony without the Financial Services segment

	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017
	(Yen in billions)
Net VaR	0.9	0.8	0.5	0.6
VaR of currency exchange rate risk	0.9	0.8	0.5	0.6
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

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

Direct and Indirect Payments by the Depositary to Sony

The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to certain ceilings. These reimbursable expenses currently include, but are not limited to, legal and accounting fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the fiscal year ended March 31, 2017, no reimbursement has been received.

In addition, as part of its service to Sony, the Depositary waives fees in connection with its ADR program, subject to a ceiling. These waived expenses currently include, but are not limited to, standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the fiscal year ended March 31, 2017, the amount of such indirect payments was estimated to total 5,000 U.S. dollars.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the CEO and CFO, of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2017. Disclosure controls and procedures require that information to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2017, the disclosure controls and procedures were effective at the reasonable assurance level.

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

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2017 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2017.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2017, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2017 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Sony’s Board of Directors has determined that Takaaki Nimura and Kunihito Minakawa each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, both are determined to be independent as defined under the NYSE Corporate Governance Standards.

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

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2016 and 2017.

	Fiscal year ended March 31
	2016	2017
	Yen in millions
Audit Fees (1)	3,561	3,401
Audit-Related Fees (2)	76	177
Tax Fees (3)	6	—
All Other Fees (4)	30	61

	3,673	3,639

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax Fees primarily consist of fees for tax advice.

(4)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony Corporation during the fiscal year ended March 31, 2017.

Period	(a) Total number of shares purchased	(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
April 1 — 30, 2016	2,086	2,893.37	N/A	N/A
May 1 — 31, 2016	1,606	2,807.74	N/A	N/A
June 1 — 30, 2016	3,531	3,011.32	N/A	N/A
July 1 — 31, 2016	2,621	3,105.63	N/A	N/A
August 1 — 31, 2016	2,884	3,291.33	N/A	N/A
September 1 — 30, 2016	2,086	3,355.76	N/A	N/A
October 1 — 31, 2016	1,718	3,384.11	N/A	N/A
November 1 — 30, 2016	1,974	3,236.87	N/A	N/A
December 1 — 31, 2016	6,398	3,325.43	N/A	N/A
January 1 — 31, 2017	3,253	3,432.55	N/A	N/A
February 1 — 28, 2017	3,331	3,524.78	N/A	N/A
March 1 — 31, 2017	3,369	3,579.95	N/A	N/A

Total	34,857	3,277.89	N/A	N/A

Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “B. Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2017, Sony Corporation purchased 34,857 shares of Common Stock for a total purchase price of 114,257,503 yen upon such requests from holders of shares constituting less than one full unit.

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

NYSE Standards	Sony’s Corporate Governance Practices

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

NYSE Standards	Sony’s Corporate Governance Practices

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

As of June 15, 2017, 9 of the 12 members of Sony’s Board of Directors qualified as “outside” directors. In addition, all 9 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

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

On the other hand, under the Companies Act, if Sony wishes to adopt an equity compensation plan under which stock acquisition rights or shares of common stock are granted against fair value thereof, such plan can be adopted by the resolution of Sony’s Compensation Committee, and grants of stock acquisition rights or shares pursuant to such plan may be decided by a resolution of the Board of Directors or a determination by a Corporate Executive Officer to whom the authority to make such determination has been delegated, and no shareholder approval is required.

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

The code’s content covers principal items described in the NYSE Corporate Governance Standards.

Item 16H.	Mine Safety Disclosure

Not Applicable

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation of Sony Corporation, as amended (English Translation), incorporated by reference to Exhibit 1.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2015 (Commission file number 001-06439) filed on June 23, 2015

1.2	Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.3	Charter of the Board of Directors, as amended (English Translation)

8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2017: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1	Consent of PricewaterhouseCoopers Aarata LLC

101.1	XBRL INSTANCE DOCUMENT

101.1	XBRL TAXONOMY EXTENSION SCHEMA

101.1	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE

101.1	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE

101.1	XBRL TAXONOMY EXTENSION LABEL LINKBASE

101.1	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

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

Date: June 15, 2017

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (the “Company”) at March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Aarata LLC

Tokyo, Japan

May 22, 2017

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	983,612	960,142
Marketable securities	946,397	1,051,441
Notes and accounts receivable, trade	926,375	1,006,961
Allowance for doubtful accounts and sales returns	(72,783)	(53,150)
Inventories	683,146	640,835
Other receivables	206,058	223,632
Deferred income taxes	40,940	—
Prepaid expenses and other current assets	482,982	525,861
Total current assets	4,196,727	4,355,722
Film costs	301,228	336,928
Investments and advances:
Affiliated companies	164,874	149,371
Securities investments and other	9,069,209	9,962,422
	9,234,083	10,111,793
Property, plant and equipment:
Land	121,707	117,293
Buildings	655,379	666,381
Machinery and equipment	1,795,991	1,842,852
Construction in progress	69,286	28,779
	2,642,363	2,655,305
Less — Accumulated depreciation	1,821,545	1,897,106
	820,818	758,199
Other assets:
Intangibles, net	615,754	584,185
Goodwill	606,290	522,538
Deferred insurance acquisition costs	511,834	568,837
Deferred income taxes	97,639	98,958
Other	289,017	323,396
	2,120,534	2,097,914
Total assets	16,673,390	17,660,556

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2016	2017
LIABILITIES
Current liabilities:
Short-term borrowings	149,272	464,655
Current portion of long-term debt	187,668	53,424
Notes and accounts payable, trade	550,964	539,900
Accounts payable, other and accrued expenses	1,367,115	1,394,758
Accrued income and other taxes	88,865	106,037
Deposits from customers in the banking business	1,912,673	2,071,091
Other	574,193	591,874
Total current liabilities	4,830,750	5,221,739
Long-term debt	556,605	681,462
Accrued pension and severance costs	462,384	396,715
Deferred income taxes	450,926	432,824
Future insurance policy benefits and other	4,509,215	4,834,492
Policyholders’ account in the life insurance business	2,401,320	2,631,073
Other	330,302	314,771
Total liabilities	13,541,502	14,513,076
Redeemable noncontrolling interest	7,478	12,058
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2016 — Shares authorized: 3,600,000,000; shares issued: 1,262,493,760	858,867
2017 — Shares authorized: 3,600,000,000; shares issued: 1,263,763,660		860,645
Additional paid-in capital	1,325,719	1,275,337
Retained earnings	936,331	984,368
Accumulated other comprehensive income —
Unrealized gains on securities, net	140,736	126,635
Unrealized losses on derivative instruments, net	(1,198)	(58)
Pension liability adjustment	(371,739)	(308,736)
Foreign currency translation adjustments	(421,117)	(436,610)
	(653,318)	(618,769)
Treasury stock, at cost
Common stock
2016 — 1,047,745 shares	(4,259)
2017 — 1,073,222 shares		(4,335)
	2,463,340	2,497,246
Noncontrolling interests	661,070	638,176
Total equity	3,124,410	3,135,422
Total liabilities and equity	16,673,390	17,660,556

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2015	2016	2017
Sales and operating revenue:
Net sales	7,035,537	6,949,357	6,443,328
Financial services revenue	1,077,604	1,066,319	1,080,284
Other operating revenue	102,739	90,036	79,638
	8,215,880	8,105,712	7,603,250
Costs and expenses:
Cost of sales	5,275,144	5,166,894	4,753,010
Selling, general and administrative	1,811,461	1,691,930	1,505,956
Financial services expenses	882,990	907,758	910,144
Other operating expense, net	181,658	47,171	149,001
	8,151,253	7,813,753	7,318,111
Equity in net income of affiliated companies	3,921	2,238	3,563
Operating income	68,548	294,197	288,702
Other income:
Interest and dividends	12,887	12,455	11,459
Gain on sale of securities investments, net	8,714	52,068	225
Other	3,475	2,326	2,734
	25,076	66,849	14,418
Other expenses:
Interest	23,600	25,286	14,544
Loss on devaluation of securities investments	852	3,309	7,629
Foreign exchange loss, net	20,533	20,565	22,181
Other	8,910	7,382	7,147
	53,895	56,542	51,501
Income before income taxes	39,729	304,504	251,619
Income taxes:
Current	80,751	94,578	100,260
Deferred	7,982	211	23,798
	88,733	94,789	124,058
Net income (loss)	(49,004)	209,715	127,561
Less — Net income attributable to noncontrolling interests	76,976	61,924	54,272
Net income (loss) attributable to Sony Corporation’s stockholders	(125,980)	147,791	73,289

	Yen
	2015	2016	2017
Per share data:
Common stock
Net income (loss) attributable to Sony Corporation’s stockholders
— Basic	(113.04)	119.40	58.07
— Diluted	(113.04)	117.49	56.89
Cash dividends	—	20.00	20.00

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2015	2016	2017
Net income (loss)	(49,004)	209,715	127,561
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	38,718	2,220	(30,293)
Unrealized gains (losses) on derivative instruments	—	(1,198)	1,140
Pension liability adjustment	(21,187)	(171,753)	63,232
Foreign currency translation adjustments	65,790	(83,899)	(17,988)
Total comprehensive income (loss)	34,317	(44,915)	143,652
Less — Comprehensive income attributable to noncontrolling interests	93,995	75,329	35,814
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(59,678)	(120,244)	107,838

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2015	2016	2017
Cash flows from operating activities:
Net income (loss)	(49,004)	209,715	127,561
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	354,624	397,091	327,048
Amortization of film costs	272,941	299,587	297,505
Accrual for pension and severance costs, less payments	9,638	(6,383)	9,297
Other operating expense, net	181,658	47,171	149,001
(Gain) loss on sale or devaluation of securities investments, net	(7,916)	(48,857)	7,404
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	(100,729)	44,821	(55,789)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	(1,397)	2,653	47
Deferred income taxes	7,982	211	23,798
Equity in net loss of affiliated companies, net of dividends	2,269	5,045	4,409
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	33,843	(5,828)	(37,529)
(Increase) decrease in inventories	113,485	(57,804)	11,199
Increase in film costs	(252,403)	(318,391)	(331,179)
Decrease in notes and accounts payable, trade	(118,577)	(49,525)	(1,386)
Increase (decrease) in accrued income and other taxes	(11,033)	(23,607)	26,701
Increase in future insurance policy benefits and other	460,336	403,392	433,803
Increase in deferred insurance acquisition costs	(79,861)	(83,774)	(93,234)
Increase in marketable securities held in the financial services business for trading purposes	(51,565)	(107,433)	(81,456)
(Increase) decrease in other current assets	16,276	21,299	(21,402)
Increase (decrease) in other current liabilities	86,718	(25,751)	79,114
Other	(112,645)	45,457	(65,650)
Net cash provided by operating activities	754,640	749,089	809,262
Cash flows from investing activities:
Payments for purchases of fixed assets	(215,916)	(375,411)	(333,509)
Proceeds from sales of fixed assets	36,777	26,472	13,098
Payments for investments and advances by financial services business	(960,045)	(1,221,093)	(1,233,290)
Payments for investments and advances (other than financial services business)	(20,029)	(20,830)	(17,208)
Proceeds from sales or return of investments and collections of advances by financial services business	482,537	534,072	289,901
Proceeds from sales or return of investments and collections of advances (other than financial services business)	49,479	81,535	16,078
Proceeds from sales of businesses	93	17,790	3,262
Other	(12,532)	(72,938)	7,695
Net cash used in investing activities	(639,636)	(1,030,403)	(1,253,973)

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2015	2016	2017
Cash flows from financing activities:
Proceeds from issuance of long-term debt	18,507	19,076	254,695
Payments of long-term debt	(258,102)	(270,669)	(261,299)
Increase (decrease) in short-term borrowings, net	(51,013)	92,153	317,827
Increase in deposits from customers in the financial services business, net	57,464	165,169	277,152
Proceeds from issuance of convertible bonds	—	120,000	—
Proceeds from issuance of new shares of common stock	—	301,708	—
Dividends paid	(13,160)	(12,751)	(25,301)
Payment for purchase of Sony/ATV shares from noncontrolling interests	—	—	(76,565)
Other	(16,891)	(34,564)	(34,207)
Net cash provided by (used in) financing activities	(263,195)	380,122	452,302
Effect of exchange rate changes on cash and cash equivalents	51,138	(64,609)	(31,061)
Net increase (decrease) in cash and cash equivalents	(97,053)	34,199	(23,470)
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413	983,612
Cash and cash equivalents at end of the fiscal year	949,413	983,612	960,142
Supplemental data:
Cash paid during the fiscal year for —
Income taxes	97,775	138,770	106,054
Interest	21,982	26,166	13,877
Non-cash investing and financing activities —
Conversion of convertible bonds	118,780	—	—
Obtaining assets by entering into capital leases	10,714	14,759	8,457
Collections of deferred proceeds from sales of receivables —	22,512	2,298	1,202

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

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	858,867	1,325,719	936,331	(653,318)	(4,259)	2,463,340	661,070	3,124,410
Exercise of stock acquisition rights	1,778	1,778				3,556		3,556
Stock-based compensation		1,601				1,601		1,601
Comprehensive income:
Net income			73,289			73,289	54,272	127,561
Other comprehensive income, net of tax —
Unrealized losses on securities				(14,101)		(14,101)	(16,192)	(30,293)
Unrealized gains on derivative instruments				1,140		1,140		1,140
Pension liability adjustment				63,003		63,003	229	63,232
Foreign currency translation adjustments				(15,493)		(15,493)	(2,495)	(17,988)

Total comprehensive income						107,838	35,814	143,652

Stock issue costs, net of tax		(30)				(30)		(30)
Dividends declared			(25,252)			(25,252)	(17,068)	(42,320)
Purchase of treasury stock					(114)	(114)		(114)
Reissuance of treasury stock		(10)			38	28		28
Transactions with noncontrolling interests shareholders and other		(53,721)				(53,721)	(41,640)	(95,361)

Balance at March 31, 2017	860,645	1,275,337	984,368	(618,769)	(4,335)	2,497,246	638,176	3,135,422

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1.	Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments and devices for consumer, professional and industrial markets such as mobile phones, game hardware and software, network services, still and video cameras, televisions, audio and video recorders and players, and semiconductors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the Internet. Sony is engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Sony is also engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles, including game applications based on the animation titles. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Inventories -

Inventories in the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”), Semiconductors, Components and Music segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of the net realizable value – i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal, cost being determined on the “average cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis.

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

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as noncurrent assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total revenues. Film costs also include broadcasting rights, which are

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

recognized when the license period begins and the program is available for use, and consist of acquired programming to be aired on Sony’s worldwide channel network. Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or noncurrent assets based on timing of expected use. Broadcasting rights are amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate, although broadcasting rights licensed under multi-year live-event sports programming agreements are generally amortized based on the ratio of the current period’s actual advertising revenue and an allocation of subscription fee revenue to the estimated total remaining attributable revenues. Estimates used in calculating the fair value of the film costs and the net realizable value of the broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

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

In the fiscal year ended March 31, 2017, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a two-step quantitative impairment process which involves a comparison of the estimated fair value of a reporting unit to its carrying amount to identify potential impairment. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value, and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

The assumptions used for projected future cash flows and the timing of such cash flows are based on the forecast and mid-range plan (“MRP”) of each reporting unit and take into account such factors as historical experience, market and industry information, and current and forecasted economic conditions. Perpetual growth rates are utilized to determine a terminal cash flow value and are generally set after the three-year forecasted period for the MRP. Certain reporting units, such as those in the Pictures segment, utilize longer forecast periods and base the terminal value on an exit price using an earnings multiple applied to the final year of the forecasted earnings, which also takes into consideration a control premium. Discount rates are derived from the weighted average cost of capital of market participants in similar businesses.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, internal-use software, music catalogs, artist contracts, and television carriage contracts (broadcasting agreements). Patent rights; know-how; license agreements; trademarks; software to be sold, leased or otherwise marketed; and internal-use software are generally amortized on a straight-line basis over three to 10 years. Customer relationships, music catalogs, artist contracts and television carriage contracts (broadcasting agreements) are amortized on a straight-line basis, generally, over 10 to 40 years.

Capitalized software -

The costs related to establishing the technological feasibility of software to be sold, leased or otherwise marketed are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years. The technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven at an earlier stage. At each balance sheet date, Sony performs reviews to ensure that unamortized capitalized software costs remain recoverable from future profits of the related software products.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Fair value measurement -

Sony measures fair value as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Sony has elected the fair value option in the banking business for certain foreign securities. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates by allowing the gains and losses on the translation of these securities to be included in current earnings.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Revenue recognition -

Revenues from sales in the MC, G&NS, IP&S, HE&S, Semiconductors, Components and Music segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives. Revenues from prepaid subscription fees, such as within the G&NS segment, are recognized ratably over the subscription term.

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

Revenues from sales in the Pictures segment are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured. Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television programming for pay and free television exhibition and other markets are recognized when the product is available for exploitation by the licensee and when any restrictions regarding the use of the product lapse. For home entertainment distribution, revenues from the sale of DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized when the product is available for sale to the public, and revenues from electronic sell-through and video-on-demand are recognized when the product is made available for viewing via digital distribution platforms. Certain motion picture and television program licensing arrangements involve an allocation to multiple elements, for example a fee for multiple territories and availability dates, that is based on relative fair value using management’s best estimate. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by television networks are recognized when the service is provided.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Consideration given to a customer or a reseller -

Sales incentives or other cash consideration given to a customer or a reseller, including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2015, 2016 and 2017, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses, totaled 10,503 million yen, 13,178 million yen and 12,046 million yen, respectively.

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

Selling, general and administrative -

Costs classified as selling expenses relate to promoting and selling products and include items such as advertising, promotion, shipping and warranty expenses. General and administrative expenses include operating items such as officers’ salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

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

(2)	Recently adopted accounting pronouncements

Amendments to the consolidation analysis -

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02 that changes how companies evaluate entities for consolidation. The changes primarily relate to (i) the identification of variable interests related to fees paid to decision makers or service providers, (ii) how entities determine whether limited partnerships or similar entities are variable interest entities, (iii) how related parties and de facto agents are considered in the primary beneficiary determination, and (iv) the elimination of the presumption that a general partner controls a limited partnership. This ASU is effective for Sony as of April 1, 2016. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

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

Balance sheet classification of deferred taxes -

In November 2015, the FASB issued ASU 2015-17 amending the presentation of deferred income taxes and requiring that all deferred tax liabilities and assets be classified as noncurrent on the balance sheet. This ASU is effective for Sony as of March 31, 2017 and is adopted prospectively. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

(3)	Recent accounting pronouncements not yet adopted

Revenue from contracts with customers -

In May 2014, the FASB issued ASU 2014-09 addressing revenue recognition which will supersede the current revenue recognition requirements, including most industry-specific guidance. The guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 for one year and permits early adoption as of the original effective date of ASU 2014-09. Subsequently, the FASB issued several clarifications and updates to the guidance, the most recent of which was issued in December 2016. This guidance will be effective for the first quarter of Sony’s fiscal year beginning April 1, 2018. The guidance permits two methods of adoption: retrospectively to each prior period presented (“full retrospective method”), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (“modified retrospective method”). Sony currently expects to adopt this guidance using the modified retrospective method. Sony has made significant progress toward completing its assessment of the impact of adopting the guidance. Sony expects that this guidance will primarily impact the timing of revenue recognition for certain transactions in the Pictures segment. In particular, (1) licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is expected to be recognized when the licensed content becomes available under the renewal or extension instead of when the agreement is renewed or extended, and (2) licensing revenue associated with certain minimum guarantees for symbolic intellectual property (e.g., brands, trademarks and logos) is expected to be recognized over the license term instead of at the inception of the license term. Sony continues to assess the potential impact that the guidance may have on these and certain other transactions, and as a result, Sony’s preliminary conclusions as to the impact of this guidance are subject to change.

Recognition and measurement of financial assets and financial liabilities -

In January 2016, the FASB issued ASU 2016-01 amending various aspects of the recognition, measurement, presentation, and disclosure requirements for financial instruments. The changes mainly relate to the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings. This ASU will be effective for Sony as of April 1, 2018. Although the effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position, Sony anticipates that the adoption of this ASU will increase the volatility of Sony’s other income (expenses), net, resulting from the remeasurement of Sony’s equity investments.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Measurement of credit losses on financial instruments -

In June 2016, the FASB issued ASU 2016-13, which amends the accounting guidance for credit losses on financial instruments. The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2020, with early adoption permitted for the first quarter of the fiscal year beginning April 1, 2019. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Intra-entity transfers of assets other than inventory -

In October 2016, the FASB issued ASU 2016-16, which amends the accounting for income taxes. This update requires recognition of the income-tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs. Under current U.S. GAAP, recognition of the income tax consequences for asset transfers other than inventory cannot be recognized until the asset is sold to a third party. This ASU is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2018. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Clarifying the definition of a business -

In January 2017, the FASB issued ASU 2017-01 which clarifies the definition of a business. The ASU requires an entity first to determine whether substantially all of the fair value of a set of assets acquired is concentrated in either a single identifiable asset or a group of similar identifiable assets. If this criterion is met, the acquired set of assets is not deemed to be a business. If the criterion is not met, the entity then must evaluate whether the set of assets meets the requirement to be deemed a business. To be considered a business, the acquired set of assets would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2018, with early adoption permitted as of the fiscal year beginning April 1, 2017. The adoption of this ASU is not expected to have a material impact on Sony’s results of operations and financial position.

Simplifying the test for goodwill impairment -

In January 2017, the FASB issued ASU 2017-04 to simplify the accounting for goodwill impairment. This ASU eliminates the second step from the goodwill impairment test. Instead, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit. This ASU will be effective for Sony as of April 1, 2020 and applied prospectively, with early adoption permitted for goodwill impairment tests with a measurement date after January 1, 2017. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Presentation of net periodic pension and postretirement benefit costs -

In March 2017, the FASB issued ASU 2017-07, which requires separate presentation of service costs and other components of net benefit costs. The service costs will only be presented with other employee compensation costs in operating income or capitalized, while the other components of net benefit costs will be presented outside of operating income, and will not be eligible for capitalization. This ASU is effective for Sony as of April 1, 2018, with early adoption permitted for the first quarter of the fiscal year beginning April 1, 2017. This ASU is required to be applied on a retrospective basis for the presentation of service costs and other components of net benefit costs, and on a prospective basis for the capitalization of only the service costs component of net benefit costs. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Premium amortization on purchased callable debt securities -

In March 2017, the FASB issued ASU 2017-08, which requires certain premiums on callable debt securities to be amortized to the earliest call date. The amortization period for callable debt securities purchased at a

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

discount will not be affected. This ASU will be effective for Sony as of April 1, 2019. The effect of this ASU is being evaluated for the impact it will have on Sony’s results of operations and financial position.

(4)	Reclassifications

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2015 and 2016 have been made to conform to the presentation for the fiscal year ended March 31, 2017.

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

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2016	2017
Finished products	448,273	399,850
Work in process	130,383	140,718
Raw materials, purchased components and supplies	104,490	100,267

Inventories	683,146	640,835

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2016	2017
Motion picture productions:
Released	75,218	80,539
Completed and not released	2,304	5,608
In production and development	95,268	94,197
Television productions:
Released	88,538	120,693
In production and development	14,410	7,707
Broadcasting rights	62,589	65,725
Less: current portion of broadcasting rights included in inventories	(37,099)	(37,541)

Film costs	301,228	336,928

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony estimates that approximately 93% of the unamortized film costs of released motion picture and television productions at March 31, 2017 will be amortized within the next three years. Approximately 142 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 167 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.	Investments in affiliated companies

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31
	2016	2017
Current assets	367,465	361,492
Noncurrent assets	773,126	834,765
Current liabilities	245,731	248,450
Noncurrent liabilities and noncontrolling interests	709,134	761,546
Percentage of ownership in equity investees	20%-50%	20%-50%

Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Net revenues	308,399	358,256	387,229
Operating income	34,962	32,884	37,800
Net income (loss) attributable to controlling interests	(5,461)	8,388	11,529
Percentage of ownership in equity investees	20%-50%	20%-50%	20%-50%

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

On January 30, 2017, Sony sold 17,302,700 shares of its 127,381,600 shares in its affiliated company M3, Inc. (“M3”) to a third party for cash consideration of 51,968 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony’s share ownership decreased from 39.35% to 34.0% of the issued and outstanding shares of M3 and Sony recorded a gain of 37,167 million yen in other operating expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017. Sony continues to account for its remaining interest in M3 under the equity method. Sony remains a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in certain business areas, including medical.

The carrying value of Sony’s investment in M3 exceeded its proportionate share in the underlying net assets of M3 by 95,609 million yen at March 31, 2017. The excess is substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal. The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2016 and 2017.

Several affiliated companies are listed on the Tokyo Stock Exchange and Sony’s investments in these companies have an aggregate carrying value and fair value of 96,494 million yen and 314,188 million yen, respectively, as of March 31, 2017.

The number of affiliated companies accounted for under the equity method as of March 31, 2016 and 2017 were 102 and 109, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below. There are no other material transactions or account balances with any other related parties.

	Yen in millions
	March 31
	2016	2017
Accounts receivable, trade	9,740	10,873
Accounts payable, trade	2,044	2,525
Capital lease obligations	21,025	10,105

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Sales	29,393	33,569	31,238
Purchases	1,498	2,259	1,966
Lease payments	36,642	32,291	16,492

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, in the fiscal years ended March 31, 2015, 2016 and 2017. SFIL is accounted for under the equity method and is 34% owned by Sony. Refer to Note 8.

MITSUI-SOKO Supply Chain Solutions, Inc. is accounted for under the equity method and is 34% owned by Sony as a result of the sale of the logistics business on April 1, 2015. As of the fiscal years ended March 31, 2016 and 2017, account balances with MITSUI-SOKO Supply Chain Solutions, Inc. and its subsidiaries were 4,741 million yen and 4,922 million yen, respectively, which are mainly included in accrued expenses. For the fiscal years ended March 31, 2016 and 2017, transactions were 22,576 million yen and 13,752 million yen, respectively, which are mainly included in general and administrative expenses. Refer to Note 25.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2015, 2016 and 2017 were 6,149 million yen, 7,282 million yen and 7,970 million yen, respectively.

6.	Transfer of financial assets

Sony has established several accounts receivable sales programs mainly within the Electronics business. Through these programs, Sony can sell receivables to a commercial bank or a special purpose entity associated with a sponsor bank. Total receivables sold during the fiscal years ended March 31, 2015, 2016 and 2017 were 633,190 million yen, 53,267 million yen and 73,185 million yen, respectively. These transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. Gains and losses from these transactions, other than as described below, were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. Other than the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, for the fiscal years ended March 31, 2015, 2016 and 2017 were insignificant.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

In August 2014, Sony terminated an accounts receivable sales program within the Electronics business in the United States. The program required that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Total trade receivables sold	50,400	—	—
Deferred proceeds	16,150	—	—
Collections of deferred proceeds	22,512	—	—

In May 2016, Sony terminated an accounts receivable sales program within the Pictures segment in the United States. The program required that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser, and the deferred proceeds totaled 30,893 million yen and 30,291 million yen as of March 31, 2015 and 2016, respectively. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Total trade receivables sold	4,237	2,918	238
Deferred proceeds	4,237	2,918	238
Collections of deferred proceeds	—	2,298	1,202

Certain of the accounts receivable sales programs above also involve VIEs. Refer to Note 23.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

7.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2016				March 31, 2017
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,136,478	218,863	(6)	1,355,335	1,161,493	182,836	(928)	1,343,401
Japanese local government bonds	60,707	86	(254)	60,539	60,450	144	(63)	60,531
Japanese corporate bonds	132,739	11,472	(230)	143,981	163,785	7,864	(1,846)	169,803
Foreign government bonds	35,896	5,724	(160)	41,460	27,601	359	(918)	27,042
Foreign corporate bonds	415,994	5,738	(3,185)	418,547	396,097	4,168	(719)	399,546
Other	884	0	—	884	15,192	—	(0)	15,192

	1,782,698	241,883	(3,835)	2,020,746	1,824,618	195,371	(4,474)	2,015,515

Equity securities	44,752	70,590	(21)	115,321	55,928	69,937	(377)	125,488

Held-to-maturity securities:
Japanese national government bonds	5,353,080	2,020,621	—	7,373,701	5,661,191	1,520,904	(30,553)	7,151,542
Japanese local government bonds	4,480	522	—	5,002	4,101	449	—	4,550
Japanese corporate bonds	61,811	17,382	—	79,193	230,011	12,346	(22,071)	220,286
Foreign government bonds	42,934	10,631	—	53,565	253,019	5,269	(22,868)	235,420
Foreign corporate bonds	198	24	—	222	198	18	—	216

	5,462,503	2,049,180	—	7,511,683	6,148,520	1,538,986	(75,492)	7,612,014

Total	7,289,953	2,361,653	(3,856)	9,647,750	8,029,066	1,804,294	(80,343)	9,753,017

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2017
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair value	Cost	Fair value
Due in one year or less	139,341	135,351	6,972	7,058
Due after one year through five years	411,540	416,016	19,916	20,761
Due after five years through ten years	283,286	318,272	337,696	390,072
Due after ten years	990,451	1,145,876	5,783,936	7,194,123

Total	1,824,618	2,015,515	6,148,520	7,612,014

Proceeds from sales of available-for-sale securities were 217,651 million yen, 315,043 million yen and 75,319 million yen for the fiscal years ended March 31, 2015, 2016 and 2017, respectively. On these sales, gross realized gains were 15,656 million yen, 67,205 million yen and 2,297 million yen and gross realized losses were 32 million yen, 186 million yen and 37 million yen, respectively, for the fiscal years ended March 31, 2015, 2016 and 2017. Included in the gross realized gains of available-for-sale securities is 46,757 million yen from the sale of Olympus shares in the fiscal year ended March 31, 2016.

Marketable securities classified as trading securities, which consist of debt and equity securities held primarily in the Financial Services segment, totaled 799,241 million yen and 921,320 million yen as of March 31, 2016 and 2017, respectively. Sony recorded net unrealized gains of 100,312 million yen, net unrealized losses of 45,841 million yen, and net unrealized gains of 56,593 million yen for the fiscal years ended

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

March 31 2015, 2016 and 2017, respectively. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies as of March 31, 2016 and 2017 totaled 71,750 million yen and 61,323 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2016 and 2017.

	Yen in millions
	March 31, 2016
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	2,056	(6)	—	—	2,056	(6)
Japanese local government bonds	38,383	(223)	2,929	(31)	41,312	(254)
Japanese corporate bonds	41,206	(201)	3,125	(29)	44,331	(230)
Foreign government bonds	5,882	(147)	1,140	(13)	7,022	(160)
Foreign corporate bonds	127,369	(2,535)	30,919	(650)	158,288	(3,185)

	214,896	(3,112)	38,113	(723)	253,009	(3,835)

Equity securities	166	(10)	10	(11)	176	(21)

Total	215,062	(3,122)	38,123	(734)	253,185	(3,856)

	Yen in millions
	March 31, 2017
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	52,825	(909)	2,018	(19)	54,843	(928)
Japanese local government bonds	3,793	(6)	14,270	(57)	18,063	(63)
Japanese corporate bonds	53,302	(1,761)	20,489	(85)	73,791	(1,846)
Foreign government bonds	10,258	(577)	7,792	(341)	18,050	(918)
Foreign corporate bonds	27,944	(143)	24,662	(576)	52,606	(719)

	148,122	(3,396)	69,231	(1,078)	217,353	(4,474)

Equity securities	11,878	(370)	9	(7)	11,887	(377)

Held-to-maturity securities:
Japanese national government bonds	277,328	(30,553)	—	—	277,328	(30,553)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	146,004	(22,071)	—	—	146,004	(22,071)
Foreign government bonds	196,740	(22,868)	—	—	196,740	(22,868)
Foreign corporate bonds	—	—	—	—	—	—

	620,072	(75,492)	—	—	620,072	(75,492)

Total	780,072	(79,258)	69,240	(1,085)	849,312	(80,343)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

For the fiscal years ended March 31, 2015, 2016 and 2017, total realized impairment losses were 949 million yen, 3,566 million yen and 7,566 million yen, respectively.

At March 31, 2017, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

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

(1)	Capital leases

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2016	2017
Machinery, equipment and others	123,816	66,722
Film costs	6,696	4,943
Accumulated amortization	(96,270)	(53,330)

	34,242	18,335

The following is a schedule by fiscal year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2017:

Fiscal year ending March 31	Yen in millions
2018	7,686
2019	6,765
2020	6,039
2021	5,095
2022	2,857
Later fiscal years	5,098

Total minimum lease payments	33,540
Less — Amount representing interest	2,310

Present value of net minimum lease payments	31,230
Less — Current obligations	7,344

Long-term capital lease obligations	23,886

(2)	Operating leases

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2017 are as follows:

Fiscal year ending March 31	Yen in millions
2018	54,727
2019	37,464
2020	46,378
2021	23,647
2022	19,044
Later fiscal years	87,260

Total minimum future rentals	268,520

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Rental expenses under operating leases for the fiscal years ended March 31, 2015, 2016 and 2017 were 92,828 million yen, 94,000 million yen and 77,976 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2015, 2016 and 2017 were 1,180 million yen, 1,138 million yen and 1,157 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2017 were 1,831 million yen.

(3)	Sale and leaseback transactions

Sale and leaseback transactions with SFIL -

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. In the fiscal years ended March 31, 2015, 2016 and 2017, transactions with total proceeds of 8,391 million yen, 1,856 million yen and 2,679 million yen, respectively and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows.

9.	Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2017 totaled 109,726 million yen, of which 109,492 million yen is subject to amortization, and are comprised of the following:

	Intangible assets acquired during the fiscal year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	4,417	7
Software to be sold, leased or otherwise marketed	17,004	3
Internal-use software	58,097	5
Other	29,974	11

In the fiscal year ended March 31, 2017, additions to internal-use software primarily related to the capitalization of new software across several business platforms.

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2016		March 31, 2017
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	337,675	(223,738)	317,337	(251,401)
Customer relationships	36,925	(12,531)	37,289	(15,585)
Trademarks	29,825	(12,979)	31,630	(15,554)
Software to be sold, leased or otherwise marketed	126,743	(94,009)	117,897	(86,661)
Internal-use software	448,109	(297,057)	473,750	(310,408)
Music catalogs	217,056	(91,303)	218,321	(95,367)
Artist contracts	31,923	(28,857)	31,393	(29,001)
Television carriage contracts (broadcasting agreements)	59,607	(15,563)	74,780	(21,986)
Other	59,218	(47,475)	62,212	(46,624)

Total	1,347,081	(823,512)	1,364,609	(872,587)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2015, 2016 and 2017 was 132,228 million yen, 125,616 million yen and 121,634 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending March 31	Yen in millions
2018	104,291
2019	74,247
2020	56,934
2021	42,996
2022	30,253

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2016	2017
Trademarks	70,081	70,220
Distribution agreements	18,834	18,834
Other	3,270	3,109

Total	92,185	92,163

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2016 and 2017 are as follows:

	Yen in millions
	MC	G&NS	IP&S	HE&S	Semiconductors	Components	Pictures	Music	Financial Services	All Other	Total
Balance, March 31, 2015:
Goodwill — gross	179,331	154,399	7,186	5,320	33,006	4,756	224,239	132,675	3,020	24,386	768,318
Accumulated impairments	(176,045)	—	(300)	(5,320)	—	—	—	(306)	(706)	(24,386)	(207,063)

Goodwill	3,286	154,399	6,886	—	33,006	4,756	224,239	132,369	2,314	—	561,255

Increase (decrease) due to:
Acquisitions*1	—	—	1,589	—	18,035	2,599	12,082	38,487	—	—	72,792
Sales and dispositions	—	—	—	—	—	—	—	—	—	—	—
Impairments	—	—	—	—	—	—	—	—	—	—	—
Translation adjustments	—	(2,106)	(138)	—	(1,420)	(205)	(14,804)	(9,084)	—	—	(27,757)
Other	—	—	—	—	—	—	—	—	—	—	—

Balance, March 31, 2016:
Goodwill — gross	179,331	152,293	8,637	5,320	49,621	7,150	221,517	162,078	3,020	24,386	813,353
Accumulated impairments	(176,045)	—	(300)	(5,320)	—	—	—	(306)	(706)	(24,386)	(207,063)

Goodwill	3,286	152,293	8,337	—	49,621	7,150	221,517	161,772	2,314	—	606,290

Increase (decrease) due to:
Acquisitions*2	—	—	—	—	—	—	29,363	7,689	61	—	37,113
Sales and dispositions	—	—	—	—	—	—	(60)	—	—	—	(60)
Impairments	—	—	—	—	—	—	(112,069)	—	—	—	(112,069)
Translation adjustments	—	(355)	(186)	—	(77)	(11)	(598)	(3,351)	—	—	(4,578)
Other	—	—	—	—	(1,475)	(2,683)	—	—	—	—	(4,158)

Balance, March 31, 2017:
Goodwill — gross	179,331	151,938	8,451	5,320	48,069	4,456	246,085	166,416	3,081	24,386	837,533
Accumulated impairments	(176,045)	—	(300)	(5,320)	—	—	(107,932)	(306)	(706)	(24,386)	(314,995)

Goodwill	3,286	151,938	8,151	—	48,069	4,456	138,153	166,110	2,375	—	522,538

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony realigned its business segments during the fiscal year ended March 31, 2017. As a result of this realignment, Sony has separated the Devices segment into the Semiconductors segment and the Components segment. As part of this realignment, the carrying amounts of associated goodwill for the former Devices segment have been reclassified into the Semiconductors segment and the Components segment using relative fair value method for the fiscal years ended March 31, 2015 and 2016. Refer to Note 28.

*1	Acquisitions for the fiscal year ended March 31, 2016 relate mainly to the Altair Semiconductor Ltd. (“Altair”) acquisition in the Semiconductors segment and the Components segment, and the Orchard Media, Inc. (“The Orchard”) acquisition in the Music segment. Refer to Note 24.

*2	Acquisitions for the fiscal year ended March 31, 2017 relate mainly to the TEN Sports Network acquisition in the Pictures segment. Refer to Note 24.

Impairment of goodwill related to mobile communications business -

During the fiscal year ended March 31, 2015, Sony recorded an impairment loss of 176,045 million yen in the MC segment. The goodwill impairment reflected a revision in the strategy for the MC business to concentrate on its premium lineup and reduce the number of models in the mid-range lineup as well as concentrating on certain selected markets due to continued increasingly competitive markets in various geographical areas, primarily resulting from rapid growth by Chinese smartphone competitors. The impairment loss is included in other operating expenses, net in the consolidated statements of income, and is recorded entirely within the MC segment. Refer to Note 13.

In conjunction with Sony’s review for goodwill impairment, Sony also assessed whether the carrying amount of any of the tangible or definite-lived intangible assets of the MC segment was recoverable. As a result of the assessment, Sony determined that there were no tangible or definite-lived intangible assets within the MC segment that were impaired.

Impairment of goodwill in the Pictures segment -

During the fiscal year ended March 31, 2017, Sony made a downward revision in the future profitability projection for the Motion Pictures business within the Pictures segment primarily due to a lowering of previous expectations regarding the home entertainment business, mainly driven by an acceleration of market decline. The future profitability projection for the Motion Pictures business also reflected a reduction in underlying profitability projections of film performance largely mitigated by measures identified to improve the profitability of the Motion Pictures business.

Sony assessed the aforementioned events and circumstances and determined that it was more likely than not that the fair value of the Production & Distribution reporting unit (which includes the Motion Pictures and the Television Productions businesses) was less than its carrying value. Accordingly, Sony conducted the goodwill impairment tests using this new profitability projection and recalculated the implied fair value of the goodwill of the reporting unit. As a result of this recalculation, the carrying value of the goodwill was determined to be zero.

Consequently, the entire amount of the goodwill in the Production & Distribution reporting unit, 112,069 million yen, was impaired, in the fiscal year ended March 31, 2017. The impairment loss is included in other operating expense, net in the consolidated statements of income, and is recorded entirely within the Pictures segment. The remaining carrying amount of goodwill in the Pictures segment as of March 31, 2017 is related to the Media Networks business.

10.	Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance contracts are charged to income when incurred in Japan whereas in the U.S. those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance contracts calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted using the net level premium method with certain adjustments of actuarial assumptions

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

for U.S. GAAP purposes. For the purpose of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2016 and 2017 were 510,501 million yen and 502,999 million yen, respectively.

(1)	Insurance policies

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2015, 2016 and 2017 were 693,132 million yen, 803,549 million yen and 754,242 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2015, 2016 and 2017 were 90,431 million yen, 93,928 million yen and 97,581 million yen, respectively.

(2)	Deferred insurance acquisition costs

Amortization of deferred insurance acquisition costs charged to income for the fiscal years ended March 31, 2015, 2016 and 2017 amounted to 56,530 million yen, 92,203 million yen and 36,130 million yen, respectively.

(3)	Future insurance policy benefits

Liabilities for future policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.0% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2016 and 2017, future insurance policy benefits amounted to 4,497,951 million yen and 4,823,687 million yen, respectively.

(4)	Policyholders’ account in the life insurance business

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rates associated with interest sensitive whole life contracts range from 1.8% to 2.0%. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment endowment contracts, single payment educational endowment contracts, individual variable annuities and policies after the start of annuity payments. The credited rates associated with investment contracts, except for individual variable annuities, range from 0.01% to 6.3%. For individual variable annuities, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio.

Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2016	2017
Universal life insurance	1,634,642	1,809,142
Investment contracts	638,737	686,182
Other	127,941	135,749

Total	2,401,320	2,631,073

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2016	2017
Unsecured loans:
with a weighted-average interest rate of 7.70% with a weighted-average interest rate of 7.29%	86,467
		64,046
Secured loans:
with a weighted-average interest rate of 0.00%		20,000
Repurchase agreement:
with a weighted-average interest rate of 0.01%	62,805
with a weighted-average interest rate of 0.01%		310,609
Secured call money:
with a weighted-average interest rate of (0.08)%		70,000

	149,272	464,655

At March 31, 2017, a certain subsidiary in the Financial Services segment pledged marketable securities and securities investments with a book value of 61,994 million yen as collateral for 20,000 million yen of a short-term secured loan and 20,000 million yen of a long-term secured loan.

At March 31, 2017, a certain subsidiary in the Financial Services segment pledged securities investments with a book value of 247,961 million yen as collateral for 310,609 million yen of short-term repurchase agreements. The repurchase agreement provides for net settlement upon a termination event.

At March 31, 2017, a certain subsidiary in the Financial Services segment pledged marketable securities and securities investments with a book value of 88,007 million yen as collateral for 70,000 million yen of secured call money.

In addition, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with an aggregate book value of 14,330 million yen as collateral for cash settlements, variation margins of futures markets and certain other purposes.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2016	2017
Unsecured loans, representing obligations principally to banks:
Due 2016 to 2024, with interest rates ranging from 0.27% to 5.47% per annum	237,850
Due 2017 to 2024, with interest rates ranging from 0.24% to 5.10% per annum		63,248
Unsecured 0.55% bonds, due 2016	10,000
Unsecured 0.66% bonds, due 2017	45,000
Unsecured 0.43% bonds, due 2018	10,000	10,000
Unsecured 0.86% bonds, due 2018	150,000	150,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 0.05% bonds, due 2019		69,793
Unsecured 2.07% bonds, due 2019	50,000	50,000
Unsecured 0.23% bonds, due 2021		89,670
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured 0.28% bonds, due 2023		15,000
Unsecured 0.42% bonds, due 2026		24,887
Unsecured zero coupon convertible bonds, due 2022	120,000	120,000
Secured 0.10% loans, due 2016 to 2019	40,000
Secured 0.00% loans, due 2019 to 2020		70,000
Capital lease obligations and other:
Due 2016 to 2024, with interest rates ranging from 0.36% to 9.99% per annum	43,248
Due 2017 to 2027, with interest rates ranging from 0.36% to 8.90% per annum		34,224
Guarantee deposits received	11,875	11,764

	744,273	734,886
Less — Portion due within one year	187,668	53,424

	556,605	681,462

At March 31, 2017, a certain subsidiary in the Financial Services segment pledged housing loans with a book value of 87,627 million yen as collateral for 50,000 million yen of a long-term loan.

In March 2012, Sony executed a 1,365 million U.S. dollar unsecured bank loan with a group of lenders having six to ten year maturity terms in connection with Sony’s acquisition of Ericsson’s 50% equity interest in Sony Ericsson. This bank loan utilizes the Japan Bank for International Cooperation Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies as a countermeasure against yen appreciation. The terms of this U.S. dollar loan require accelerated repayment of the entire outstanding balance if Sony Corporation or its wholly-owned subsidiaries discontinue the business of mobile devices featuring telephone functionality. In March 2016, Sony repaid 682 million U.S. dollars of the 1,365 million U.S. dollars. In September 2016, Sony repaid the remaining 683 million U.S. dollars.

On July 21, 2015, Sony issued 120,000 million yen of 130% callable unsecured zero coupon convertible bonds with stock acquisition rights due 2022 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from September 1, 2015 to September 28, 2022. The initial conversion price is 5,008 yen per common share. In addition to the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula that is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 3,526.5 yen to 5,008.0 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after July 21, 2020, if the closing sales price per share of Sony’s common stock on the Tokyo Stock Exchange is 130% or more of the conversion price of the Zero Coupon Convertible Bonds for 20 consecutive trading days.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes. There are no significant adverse debt covenants under the Zero Coupon Convertible Bonds.

In September 2016, Sony issued unsecured straight bonds in the aggregate principal amount of 200,000 million yen. Most of the proceeds from the issuance of the bonds have been applied to the repayment of borrowings and debt. Sony intends to apply the remaining proceeds to the repayment of borrowings and debt by the end of July 2017.

There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2017	53,424
2018	203,639
2019	145,667
2020	55,000
2021	102,517
Later fiscal years	174,639

Total	734,886

At March 31, 2017, Sony had unused committed lines of credit amounting to 524,880 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2017, Sony has commercial paper programs totaling 836,570 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

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

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses as of March 31, 2016 were 1,235,311 million yen and 910 million yen, respectively, and as of March 31, 2017 were 1,449,790 million yen and 866 million yen, respectively. During the fiscal years ended March 31, 2016 and 2017, charge-offs on housing loans in the banking business and changes in the allowance for credit losses were not significant.

The balance of housing loans placed on nonaccrual status or past due status were not significant as of March 31, 2016 and 2017.

(2)	Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2016 and 2017, the balances of time deposits issued in amounts of 10 million yen or more were 247,766 million yen and 275,638 million yen, respectively. These amounts have been classified as current liabilities mainly due to the ability of the customers to make withdrawals prior to maturity.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

At March 31, 2017, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2019	59,777
2020	15,411
2021	13,443
2022	9,390
2023	10,619
Later fiscal years	18,771

Total	127,411

13.	Fair value measurements

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2016 and 2017 are as follows:

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2017
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ Liabilities	Other noncurrent assets/ Liabilities
Assets:
Trading securities	611,108	310,212	—	921,320	921,320	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,343,401	—	1,343,401	18,483	1,324,918	—	—
Japanese local government bonds	—	60,531	—	60,531	8,518	52,013	—	—
Japanese corporate bonds	—	168,493	1,310	169,803	8,433	161,370	—	—
Foreign government bonds*3	—	27,042	—	27,042	1,007	26,035	—	—
Foreign corporate bonds*4	—	358,369	41,177	399,546	86,708	312,838	—	—
Other*5	—	—	15,192	15,192	—	15,192	—	—
Equity securities	125,306	182	—	125,488	—	125,488	—	—
Other investments*1	6,589	4,525	10,483	21,597	—	21,597	—	—
Derivative assets*2	981	26,279	—	27,260	—	—	25,409	1,851

Total assets	743,984	2,299,034	68,162	3,111,180	1,044,469	2,039,451	25,409	1,851

Liabilities:
Derivative liabilities*2	520	33,930	—	34,450	—	—	15,743	18,707

Total liabilities	520	33,930	—	34,450	—	—	15,743	18,707

*1	Other investments include certain hybrid financial instruments and certain private equity investments.

*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.

*3	2,215 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 and are included in the consolidated balance sheets as securities investments and other.

*4	165,236 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2. 32,167 million yen are included in the consolidated balance sheets as marketable securities and 133,069 million yen are included in the consolidated balance sheets as securities investments and other.

*5	14,619 million yen are included in foreign securities for which the fair value option has been elected and classified in level 3 and are included in the consolidated balance sheets as securities investments and other.

*6	Gains (losses) of 502 million yen arising from financial instruments for which the fair value option has been elected are included in financial services revenue in the consolidated statements of income.

Transfers into level 1 were 3,556 million yen and 2,833 million yen for the fiscal years ended March 31, 2016 and 2017, respectively, as quoted prices for certain trading securities and available-for-sale securities became available in an active market. Transfers out of level 1 were 2,716 million yen and 3,103 million yen for the fiscal years ended March 31, 2016 and 2017, respectively, as quoted prices for certain trading securities and available-for-sale securities were not available in an active market.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2016 and 2017 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2016
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other	Other Investments
Beginning balance	3,506	9,491	—	74,641
Total realized and unrealized gains (losses):
Included in earnings*1	6	458	—	(2,653)
Included in other comprehensive income (loss)*2	30	(791)	—	(2,316)
Purchases	2,798	11,214	1,000	657
Sales	(3,000)	(4,872)	—	—
Settlements	—	(641)	(116)	(56,866)
Transfers into level 3*3	2,002	1,498	—	—
Transfers out of level 3*4	(1,996)	(504)	—	—

Ending balance	3,346	15,853	884	13,463

Changes in unrealized losses relating to instruments still held at reporting date:
Included in earnings*1	—	(56)	—	(2,653)

	Yen in millions
	Fiscal year ended March 31, 2017
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other	Other Investments
Beginning balance	3,346	15,853	884	13,463
Total realized and unrealized gains (losses):
Included in earnings*1	—	1,091	514	328
Included in other comprehensive income (loss)*2	(20)	(84)	(1)	(2,416)
Purchases	—	35,335	14,026	247
Sales	—	—	—	—
Settlements	—	(10,021)	(231)	(1,139)
Transfers into level 3*3	—	1,008	—	—
Transfers out of level 3*4	(2,016)	(2,005)	—	—

Ending balance	1,310	41,177	15,192	10,483

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*1	—	11	79	(27)

*1	Earning effects are included in financial services revenue in the consolidated statements of income.

*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of comprehensive income.

*3	Certain corporate bonds were transferred into level 3 because differences between the fair value determined by indicative quotes from dealers and the fair value determined by internally developed prices became significant and the observability of the inputs used decreased.

*4	Certain corporate bonds were transferred out of level 3 because quoted prices became available.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Level 3 assets include certain private equity investments, and certain domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. In determining the fair value of such assets, Sony uses third-party information such as indicative quotes from dealers without adjustment. For validating the fair values, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis

Sony also has assets and liabilities that are required to be remeasured to fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2016 and 2017, such remeasurements to fair value related primarily to the following:

	During the fiscal year ended March 31, 2016
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	19,680	(92,544)

				(92,544)

	During the fiscal year ended March 31, 2017
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	72	(39,137)
Goodwill impairments	—	—	0	(112,069)

				(151,206)

Long-lived assets impairments

Sony recorded impairment losses of 4,929 million yen for the fiscal year ended March 31, 2015, included within the HE&S segment, related to the LCD television asset group. This impairment loss primarily reflected a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charge reflected the deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.

Sony recorded impairment losses of 8,608 million yen for the fiscal year ended March 31, 2015, included within All Other, related to long-lived assets in the disc manufacturing business. The long-lived asset impairments in the disc manufacturing business for the fiscal year ended March 31, 2015 related to a lowered forecast of cash flows outside of Japan and the United States, primarily attributable to the manufacturing and distribution operations in Europe, which began additional restructuring activities in March 2015, and reflected the faster-than-expected contraction of the physical media market.

Sony recorded an impairment loss of 30,643 million yen for the fiscal year ended March 31, 2016, included within the Components segment, related to long-lived assets in the battery business asset group. In the fiscal year ended March 31, 2016, due to increasingly competitive markets, Sony conducted a further strategic review of the business and evolving market trends. Following this review, Sony further reduced the corresponding estimated future cash flows of this business and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge.

Sony recorded impairment losses of 59,616 million yen and 23,860 million yen for the fiscal years ended March 31, 2016 and 2017, respectively, included within the Semiconductors segment, related to long-lived assets in the camera module business asset group. Due to a decrease in the projected future demand of camera modules, Sony conducted a strategic review of the business and its market conditions. Following this review, Sony reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge for the fiscal year ended March 31, 2016. Sony decided to halt all development and production of high-functionality camera modules for external sales during the fiscal year ended March 31, 2017.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

These measurements are classified as level 3 because significant unobservable inputs, such as the condition of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. For the fiscal year ended March 31, 2015, a discount rate of 10% and projected declining revenue rates ranging from (5)% to (9)% were used in the fair value measurements related to the long-lived assets for the disc manufacturing business. For the fiscal year ended March 31, 2016, a discount rate of 10% and projected revenue growth rates ranging from zero to 14% were used in the fair value measurements related to the long-lived assets for the battery business and a discount rate of 10% and projected revenue growth rates ranging from zero to 108% were used in the fair value measurements related to the long-lived assets for the camera module business. The high end of the camera module revenue growth rate reflects projected revenue from the introduction of new products in the near term. For the fiscal year ended March 31, 2017, a discount rate of 10% and projected declining revenue rates ranging from (1)% to 8% were used in the fair value measurements related to the long-lived assets for the camera module business.

Goodwill impairments

Sony recorded an impairment loss of 176,045 million yen for the fiscal year ended March 31, 2015 related to goodwill in the MC segment. Refer to Note 9. Sony’s determination of fair value of the MC reporting unit was based on the present value of expected future cash flows. These measurements are classified as a level 3 because significant unobservable inputs, such as the projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows were considered in the fair value measurements. A discount rate of 12% and projected revenue growth rates ranging from (3)% to 11% were used in the fair value measurements.

Sony recorded an impairment loss of 112,069 million yen during the fiscal year ended March 31, 2017 against the goodwill of the Production & Distribution reporting unit in the Pictures segment. Refer to Note 9. Sony’s determination of the estimated fair value of the reporting unit was based on the present value of expected future cash flows including a terminal value which is based on an exit price using an earnings multiple applied to the final year of the forecasted earnings, and which also takes into consideration a control premium. These measurements are classified as level 3 because significant unobservable inputs, such as the projections of future cash flows, the timing of such cash flows, the earnings multiple, the growth rates beyond the forecast and mid-range plan periods, and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. An earnings multiple of 9.0x, growth rates beyond the forecast and mid-range plan periods ranging from 3.0% to 4.5% and a discount rate of 9.5% were used in the fair value measurement.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Financial instruments

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2016
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,369,157	—	1,369,157	1,235,311

Total assets	—	1,369,157	—	1,369,157	1,235,311

Liabilities:
Long-term debt including the current portion	—	755,631	—	755,631	744,273
Investment contracts included in policyholders’ account in the life insurance business	—	677,375	—	677,375	638,737

Total liabilities	—	1,433,006	—	1,433,006	1,383,010

	Yen in millions
	March 31, 2017
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,603,784	—	1,603,784	1,449,790

Total assets	—	1,603,784	—	1,603,784	1,449,790

Liabilities:
Long-term debt including the current portion	—	745,599	—	745,599	734,886
Investment contracts included in policyholders’ account in the life insurance business	—	710,191	—	710,191	686,182

Total liabilities	—	1,455,790	—	1,455,790	1,421,068

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges, as well as offsetting changes in the carrying value of the underlying hedged items, are recognized in income. For the fiscal years ended March 31, 2015, 2016 and 2017, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal year ended March 31, 2016, the ineffective portions of the hedging relationships were not significant. For the fiscal year ended March 31, 2017, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges. As of and for the fiscal year ended March 31, 2015, there were no cash flow hedge derivatives.

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

Sony also entered into foreign exchange forward contracts during the fiscal years ended March 31, 2016 and 2017 which effectively fixed the cash flows from foreign currency denominated payables. Accordingly, these derivatives have been designated as cash flow hedges.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.

Foreign exchange forward contracts, foreign currency option contracts and currency swap agreements held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial services revenue.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their ALM, which are marked-to-market with changes in value recognized in financial service revenues.

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

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2016	2017	Liability derivatives	2016	2017
Interest rate contracts	Prepaid expenses and other current assets	16	43	Current liabilities: Other	665	497
Interest rate contracts	Other assets: Other	33	95	Liabilities: Other	22,605	13,713
Foreign exchange contracts	Prepaid expenses and other current assets	1	—	Current liabilities: Other	—	31

		50	138		23,270	14,241

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2016	2017	Liability derivatives	2016	2017
Interest rate contracts	Prepaid expenses and other current assets	—	3	Current liabilities: Other	38	221
Interest rate contracts	Other assets: Other	538	1,599	Liabilities: Other	5,850	4,374
Foreign exchange contracts	Prepaid expenses and other current assets	16,803	24,382	Current liabilities: Other	19,309	14,475
Foreign exchange contracts	Other assets: Other	—	157	Liabilities: Other	—	620
Equity contracts	Prepaid expenses and other current assets	437	981	Current liabilities: Other	668	519

		17,778	27,122		25,865	20,209

Total derivatives		17,828	27,260		49,135	34,450

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2015, 2016 and 2017.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Derivatives under fair value hedging relationships	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2015	2016	2017
Interest rate contracts	Financial services revenue	(8,271)	(8,300)	1,967
Foreign exchange contracts	Foreign exchange loss, net	(9)	3	(31)

Total		(8,280)	(8,297)	1,936

	Yen in millions
Derivatives under cash flow hedging relationships	Location of gain or (loss) recognized in income on derivative	Fiscal year ended March 31
		2015	2016	2017
		Amount of gain or (loss) recognized in OCI on derivative
Foreign exchange contracts	—	—	1,914	6,715

Total		—	1,914	6,715

		Amount of gain or (loss) reclassified from accumulated OCI into income (effective portion)
Foreign exchange contracts	Foreign exchange loss, net	—	(8)	—
Foreign exchange contracts	Cost of sales	—	(3,104)	(5,583)

Total		—	(3,112)	(5,583)

Derivatives not designated as hedging instruments	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2015	2016	2017
Interest rate contracts	Financial services revenue	(3,579)	(5,499)	(935)
Interest rate contracts	Foreign exchange loss, net	883	—	—
Foreign exchange contracts	Financial services revenue	(1,942)	4,166	(5,365)
Foreign exchange contracts	Foreign exchange loss, net	13,375	(14,501)	12,339
Equity contracts	Financial services revenue	(2,725)	3,267	(18,597)

Total		6,012	(12,567)	(12,558)

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2016		March 31, 2017
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,030,020	(5,118)	1,062,933	3,011
Currency option contracts purchased	211	2	212	1
Currency option contracts written	210	(2)	214	(1)
Currency swap agreements	729,632	(99)	1,439,395	4,074
Other currency contracts	75,157	2,712	64,944	2,328
Interest rate contracts:
Interest rate swap agreements	436,739	(28,571)	415,719	(17,065)
Equity contracts:
Equity future contracts	72,794	(231)	96,016	462

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets on a gross basis, but certain subsidiaries have entered into master netting agreements or other similar agreements, which are

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

mainly International Swaps and Derivatives Association (ISDA) Master Agreements. An ISDA Master Agreement is an agreement between two counterparties that may have multiple derivative contracts with each other, and such ISDA Master Agreement may provide for the net settlement of all or a specified group of these derivative contracts, through a single payment, in a single currency, in the event of a default on or affecting any one derivative contract, or a termination event affecting all or a specified group of derivative contracts. Presented below are the effects of offsetting derivative assets, derivative liabilities, financial assets and financial liabilities as of March 31, 2016 and 2017.

	Yen in millions
	As of March 31, 2016
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	10,251	6,990	312	2,949
Derivative assets not subject to master netting agreements	7,577			7,577

Total assets	17,828	6,990	312	10,526

Derivative liabilities subject to master netting agreements	46,328	28,527	8,269	9,532
Derivative liabilities not subject to master netting agreements	2,807			2,807
Repurchase, securities lending and similar arrangements	62,805	61,864	—	941

Total liabilities	111,940	90,391	8,269	13,280

	Yen in millions
	As of March 31, 2017
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	11,554	6,584	277	4,693
Derivative assets not subject to master netting agreements	15,706			15,706

Total assets	27,260	6,584	277	20,399

Derivative liabilities subject to master netting agreements	33,261	6,644	18,631	7,986
Derivative liabilities not subject to master netting agreements	1,189			1,189
Repurchase, securities lending and similar arrangements	310,609	309,987	—	622

Total liabilities	345,059	316,631	18,631	9,797

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

15.	Pension and severance plans

(1)	Defined benefit and severance plans

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

The components of net periodic benefit costs for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Service cost	24,350	24,670	26,811
Interest cost	11,583	8,689	5,912
Expected return on plan assets	(19,252)	(20,853)	(17,829)
Recognized actuarial loss	9,867	8,588	20,436
Amortization of prior service costs	(9,614)	(9,489)	(9,490)

Net periodic benefit costs	16,934	11,605	25,840

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Service cost	3,188	3,504	2,958
Interest cost	13,040	12,096	10,426
Expected return on plan assets	(12,993)	(14,117)	(11,000)
Amortization of net transition asset	10	10	9
Recognized actuarial loss	2,991	4,236	2,552
Amortization of prior service costs	(639)	(478)	(463)
Losses on curtailments and settlements	31	354	43

Net periodic benefit costs	5,628	5,605	4,525

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 18,702 million yen, 9,179 million yen and 4 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2016	2017	2016	2017
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	890,415	1,034,284	394,704	356,875
Service cost	24,670	26,811	3,504	2,958
Interest cost	8,689	5,912	12,096	10,426
Plan participants’ contributions	—	—	676	490
Actuarial (gain) loss*	144,416	(33,333)	(21,868)	20,045
Foreign currency exchange rate changes	—	—	(16,893)	(23,183)
Curtailments and settlements	—	—	(1,246)	(1,507)
Other	(14)	(5)	—	—
Benefits paid	(33,892)	(28,993)	(14,098)	(13,662)

Benefit obligation at end of the fiscal year	1,034,284	1,004,676	356,875	352,442

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	710,602	679,432	280,216	256,341
Actual return on plan assets	(9,030)	35,508	(6,035)	29,346
Foreign currency exchange rate changes	—	—	(13,095)	(20,004)
Employer contribution	1,951	6,640	7,905	6,738
Plan participants’ contributions	—	—	676	490
Curtailments and settlements	—	—	(504)	(1,161)
Benefits paid	(24,091)	(22,572)	(12,822)	(12,573)

Fair value of plan assets at end of the fiscal year	679,432	699,008	256,341	259,177

Funded status at end of the fiscal year	(354,852)	(305,668)	(100,534)	(93,265)

*	Actuarial loss in Japanese plans for the fiscal year ended March 31, 2016 principally relates to changes in the assumptions for discount and mortality rates.

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2016	2017	2016	2017
Noncurrent assets	2,217	2,753	7,102	6,251
Current liabilities	—	—	(2,892)	(3,114)
Noncurrent liabilities	(357,069)	(308,421)	(104,744)	(96,402)

Ending balance	(354,852)	(305,668)	(100,534)	(93,265)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:
	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2016	2017	2016	2017
Prior service cost (credit)	(34,905)	(25,415)	(1,443)	(1,034)
Net actuarial loss	389,302	317,397	82,850	78,548
Obligation existing at transition	—	—	7	(3)

Ending balance	354,397	291,982	81,414	77,511

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2016	2017	2016	2017
Accumulated benefit obligations	1,028,690	998,501	331,975	329,989

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2016	2017	2016	2017
Projected benefit obligations	1,022,373	992,052	292,171	291,413
Accumulated benefit obligations	1,018,228	987,428	286,705	287,491
Fair value of plan assets	666,753	685,183	202,913	207,406

Weighted-average assumptions used to determine benefit obligations as of March 31, 2016 and 2017 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2016	2017	2016	2017
Discount rate	0.6%	0.9%	3.2%	3.1%
Rate of compensation increase	*	*	2.8	2.4

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2015	2016	2017	2015	2016	2017
Discount rate	1.4%	1.0%	0.6%	4.1%	3.1%	3.2%
Expected return on plan assets	3.0	3.0	2.7	5.6	4.8	4.8
Rate of compensation increase	*	*	*	3.1	2.9	2.8

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities.

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2017, are, as a result of Sony’s asset liability management, 31% of equity securities, 52% of fixed income securities and 17% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 29% of equity securities, 45% of fixed income securities and 26% of other investments for the pension plans of foreign subsidiaries.

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31, 2016	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	17,985	17,985	—	—
Equity:
Equity securities*1	148,658	144,597	4,061	—
Fixed income:
Government bonds*2	218,851	—	218,851	—
Corporate bonds*3	56,779	—	56,779	—
Asset-backed securities*4	1,148	—	1,148	—
Commingled funds*5	115,902	—	115,902	—
Commodity funds*6	20,547	—	20,547	—
Private equity*7	31,852	—	—	31,852
Hedge funds*8	60,395	—	—	60,395
Real estate*9	7,315	—	—	7,315

Total	679,432	162,582	417,288	99,562

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Japanese plans
	Yen in millions
	Fair value at March 31, 2017	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	7,976	7,976	—	—
Equity:
Equity securities*1	157,012	152,852	4,160	—
Fixed income:
Government bonds*2	206,632	—	206,632	—
Corporate bonds*3	75,971	—	75,971	—
Asset-backed securities*4	1,105	—	1,105	—
Commingled funds*5	122,264	—	122,264	—
Commodity funds*6	21,098	—	21,098	—
Private equity*7	21,790	—	—	21,790
Hedge funds*8	67,235	—	—	67,235
Real estate and other*9	17,925	—	—	17,925

Total	699,008	160,828	431,230	106,950

*1	Includes approximately 48 percent of Japanese equity securities, and 52 percent of foreign equity securities for both the fiscal years ended March 31, 2016 and 2017.

*2	Includes approximately 51 percent and 46 percent of debt securities issued by Japanese national and local governments, and 49 percent and 54 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2016 and 2017, respectively.

*3	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

*4	Includes primarily mortgage-backed securities.

*5	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 44 percent and 48 percent of investments in equity, 54 percent and 51 percent of investments in fixed income, and 1 percent and 1 percent of investments in other for the fiscal years ended March 31, 2016 and 2017, respectively.

*6	Represents commodity futures funds.

*7	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

*8	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

*9	Includes primarily private real estate investment trusts.

	Foreign plans
	Yen in millions
	Fair value at March 31, 2016	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	4,078	4,078	—	—
Equity:
Equity securities*1	37,769	35,818	1,951	—
Fixed income:
Government bonds*2	60,835	—	60,835	—
Corporate bonds*3	30,425	—	23,425	7,000
Asset-backed securities	321	—	321	—
Insurance contracts*4	4,293	—	4,293	—
Commingled funds*5	77,456	—	77,456	—
Real estate and other*6	41,164	—	17,040	24,124

Total	256,341	39,896	185,321	31,124

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Foreign plans
	Yen in millions
	Fair value at March 31, 2017	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	8,091	8,091	—	—
Equity:
Equity securities*1	33,103	31,783	1,320	—
Fixed income:
Government bonds*2	65,671	—	65,671	—
Corporate bonds*3	28,296	—	21,370	6,926
Asset-backed securities	982	—	982	—
Insurance contracts*4	5,135	—	5,135	—
Commingled funds*5	81,683	—	81,683	—
Real estate and other*6	36,216	—	13,287	22,929

Total	259,177	39,874	189,448	29,855

*1	Includes primarily foreign equity securities.

*2	Includes primarily foreign government debt securities.

*3	Includes primarily foreign corporate debt securities.

*4	Represents annuity contracts with or without profit sharing.

*5	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

*6	Includes primarily private real estate investment trusts.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2016 and 2017:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate and other	Total
Beginning balance at April 1, 2015	32,584	80,037	5,961	118,582
Return on assets held at end of year	157	(3,593)	315	(3,121)
Purchases, sales, and settlements, net	(889)	(16,049)	1,039	(15,899)

Ending balance at March 31, 2016	31,852	60,395	7,315	99,562

Return on assets held at end of year	425	2,817	599	3,841
Purchases, sales, and settlements, net	(10,487)	4,023	10,011	3,547

Ending balance at March 31, 2017	21,790	67,235	17,925	106,950

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Corporate bonds	Real estate and other	Total
Beginning balance at April 1, 2015	7,384	15,522	22,906
Return on assets held at end of year	76	(104)	(28)
Return on assets sold during the year	—	19	19
Purchases, sales, and settlements, net	—	3,933	3,933
Transfers, net	—	2,692	2,692
Other*	(460)	2,062	1,602

Ending balance at March 31, 2016	7,000	24,124	31,124

Return on assets held at end of year	—	84	84
Purchases, sales, and settlements, net	(44)	(367)	(411)
Transfers, net	—	(8)	(8)
Other*	(30)	(904)	(934)

Ending balance at March 31, 2017	6,926	22,929	29,855

*	Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 12 billion yen to the Japanese plans and approximately 5 billion yen to the foreign plans during the fiscal year ending March 31, 2018.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2018	36,638	13,346
2019	38,561	13,205
2020	40,772	13,980
2021	41,646	15,138
2022	43,001	15,713
2023 — 2027	232,773	90,199

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Defined contribution plans

Total defined contribution expenses for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Japanese plans	3,199	3,155	3,412
Foreign plans	13,857	12,419	10,458

16.	Stockholders’ equity

(1)	Common stock

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2015, 2016 and 2017 have resulted from the following:

Number of shares
Balance at March 31, 2014	1,044,707,767
Exercise of stock acquisition rights	948,500
Conversion of zero coupon convertible bonds	124,116,993

Balance at March 31, 2015	1,169,773,260
Issuance of new shares	92,000,000
Exercise of stock acquisition rights	720,500

Balance at March 31, 2016	1,262,493,760
Exercise of stock acquisition rights	1,269,900

Balance at March 31, 2017	1,263,763,660

At March 31, 2017, 39,481,061 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2015, 2016 and 2017.

(2)	Retained earnings

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2017 was 570,245 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2017, including cash dividends for the six-month period ended March 31, 2017, has been incorporated in the consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on April 28, 2017 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 29,061 million yen and 33,694 million yen at March 31, 2016 and 2017, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Other comprehensive income

Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2014	127,509	(180,039)	(399,055)	(451,585)
Other comprehensive income before reclassifications	53,069	(22,552)	67,334	97,851
Amounts reclassified out of accumulated other comprehensive income*1	(14,351)	1,365	(1,544)	(14,530)

Net current-period other comprehensive income	38,718	(21,187)	65,790	83,321
Less: Other comprehensive income attributable to noncontrolling interests	12,074	(95)	5,040	17,019

Balance at March 31, 2015	154,153	(201,131)	(338,305)	(385,283)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2015	154,153	—	(201,131)	(338,305)	(385,283)
Other comprehensive income before reclassifications	45,527	1,914	(174,380)	(83,899)	(210,838)
Amounts reclassified out of accumulated other comprehensive income	(43,307)	(3,112)	2,627	—	(43,792)

Net current-period other comprehensive income	2,220	(1,198)	(171,753)	(83,899)	(254,630)
Less: Other comprehensive income attributable to noncontrolling interests	15,637	—	(1,145)	(1,087)	13,405

Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)
Other comprehensive income before reclassifications	(27,007)	5,028	54,513	(17,988)	14,546
Amounts reclassified out of accumulated other comprehensive income	(3,286)	(3,888)	8,719	—	1,545

Net current-period other comprehensive income	(30,293)	1,140	63,232	(17,988)	16,091
Less: Other comprehensive income attributable to noncontrolling interests	(16,192)	—	229	(2,495)	(18,458)

Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)

*1	Foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of a complete or substantially complete liquidation or sale of certain foreign subsidiaries and affiliates.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Reclassifications out of accumulated other comprehensive income for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Yen in millions
Comprehensive income components	Amounts reclassified from accumulated other comprehensive income			Affected line items in consolidated statements of income
	2015	2016	2017
Unrealized gains (losses) on securities	(10,515)	(19,598)	(4,560)	Financial services revenue
	(7,942)	(47,087)	(30)	Gain on sale of securities investments, net
	—	3,063	—	Loss on devaluation of securities investments

Total before tax	(18,457)	(63,622)	(4,590)
Tax expense or (benefit)	4,106	20,315	1,304

Net of tax	(14,351)	(43,307)	(3,286)

Unrealized gains (losses) on derivative instruments	—	(8)	—	Foreign exchange loss, net
	—	(3,104)	(5,583)	Cost of sales

Total before tax	—	(3,112)	(5,583)
Tax expense or (benefit)	—	—	1,695

Net of tax	—	(3,112)	(3,888)

Pension liability adjustment	2,615	2,867	13,044	*
Tax expense or (benefit)	(1,250)	(240)	(4,325)

Net of tax	1,365	2,627	8,719

Foreign currency translation adjustments	(1,544)	—	—	Foreign exchange loss, net
Tax expense or (benefit)	—	—	—

Net of tax	(1,544)	—	—

Total amounts reclassified out of accumulated other comprehensive income, net of tax	(14,530)	(43,792)	1,545

*	The amortization of pension and postretirement benefit components are included in the computation of net periodic pension cost. Refer to Note 15.

(4)	Equity transactions with noncontrolling interests

Net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2015, 2016 and 2017 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Net income (loss) attributable to Sony Corporation’s stockholders	(125,980)	147,791	73,289
Transfers (to) from the noncontrolling interests:
Decrease in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(2,483)	(12,776)	(53,927)

Change from net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	(128,463)	135,015	19,362

During the fiscal year ended March 31, 2017, Sony obtained full ownership of its U.S.-based music publishing subsidiary by acquiring the 50% interest in the subsidiary held by the Estate of Michael Jackson (the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

“Estate”). The aggregate cash consideration paid to the Estate was 750 million U.S. dollars, including 17 million U.S. dollars of distributions to which the subsidiary previously committed. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 70,730 million yen.

17.	Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2015, 2016 and 2017 was 1,286 million yen, 1,944 million yen and 2,737 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2015, 2016 and 2017 was 1,637 million yen, 1,578 million yen and 2,730 million yen, respectively. Sony issued new shares upon exercise of these rights.

Sony has a stock-based compensation incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2015, 2016 and 2017 was 1,139 yen, 1,331 yen and 1,291 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2015, 2016 and 2017 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2015		2016		2017
Weighted-average assumptions
Risk-free interest rate	1.26%		1.07%		1.10%
Expected lives	7.35 y	ears	7.12 y	ears	6.83 y	ears
Expected volatility*	51.69%		42.07%		40.00%
Expected dividends	1.24%		0.75%		0.66%

*	Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2017 is as follows:

	Fiscal year ended March 31, 2017
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	15,778,200	3,188
Granted	3,250,400	3,366
Exercised	1,269,900	2,150
Forfeited or expired	2,239,300	4,209

Outstanding at end of the fiscal year	15,519,400	3,147	5.85	12,335

Exercisable at end of the fiscal year	9,914,700	3,072	4.01	9,573

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2015, 2016 and 2017 was 1,463 million yen, 1,338 million yen and 1,541 million yen, respectively.

As of March 31, 2017, there was 4,057 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.12 years.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

18.	Kumamoto Earthquake

In April 2016, a series of earthquakes occurred in the Kumamoto region of Japan. These earthquakes caused damage to certain fixed assets, including buildings, machinery and equipment, as well as inventories in manufacturing sites located in the Kumamoto region.

For the fiscal year ended March 31, 2017, Sony incurred incremental losses and associated expenses including repair costs of fixed assets and a loss on disposal of inventories directly related to the damage caused by the earthquakes of 16,682 million yen. These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income and were offset by insurance recoveries of 10,682 million yen, as described below. In addition, Sony incurred other expenses of 9,365 million yen, which included idle facility costs at manufacturing sites. These expenses were primarily recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies that cover certain damage directly caused by the earthquakes for Sony Corporation and certain of its subsidiaries, including damage at manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets and inventories, as well as incremental expenses including removal and cleaning costs. These policies also provide business interruption coverage, including coverage for lost profits. For the fiscal year ended March 31, 2017, Sony recorded insurance receivables of 10,682 million yen, representing a portion of the insurance recoveries that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period. Of the insurance receivables recorded during the period, substantially all relate to damaged assets and inventories, and do not include amounts for business interruption or lost profits. Sony concluded that the recoveries from insurance claims are probable based on the coverage under valid policies, communications with the insurance carriers, Sony’s past claims history with the insurance carriers, and Sony’s assessment that the insurance carriers have the financial ability to pay the claims. In March 2017, 10,000 million yen was agreed to by the insurance carriers. These receivables are recorded within other receivables, whereas the remaining receivables of 682 million yen is recorded in other current assets in the consolidated balance sheets as of the fiscal year ended March 31, 2017.

Sony has underwritten 2,000 million yen in reinsurance policies for the above insurance carriers related to the policy described above, which will be payable to the insurance carriers. The amount was recorded in other current liabilities in the consolidated balance sheets as of the fiscal year ended March 31, 2017.

In April 2017, the remaining insurance claims of 10,000 million yen that were mainly for business interruption coverage were agreed to by the carriers. As a result, the total amount of insurance recoveries paid to Sony in April 2017 was 20,000 million yen.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2014	31,844	—	13,916	45,760
Restructuring costs	53,261	17,169	20,259	90,689
Non-cash charges	—	(17,169)	—	(17,169)
Cash payments	(48,787)	—	(19,937)	(68,724)
Adjustments	403	—	(42)	361

Balance at March 31, 2015	36,721	—	14,196	50,917
Restructuring costs	27,401	1,828	7,298	36,527
Non-cash charges	—	(1,828)	—	(1,828)
Cash payments	(40,261)	—	(11,232)	(51,493)
Adjustments	(1,330)	—	1,473	143

Balance at March 31, 2016	22,531	—	11,735	34,266
Restructuring costs	9,854	42,717	7,142	59,713
Non-cash charges	—	(42,717)	—	(42,717)
Cash payments	(19,759)	—	(8,871)	(28,630)
Adjustments	(992)	—	(839)	(1,831)

Balance at March 31, 2017	11,634	—	9,167	20,801

*	Significant asset impairments excluded from restructuring charges are described in Note 13.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Total costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2015
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	3,800	1,906	5,706	85	5,791
Game & Network Services	520	6,752	7,272	—	7,272
Imaging Products & Solutions	6,586	39	6,625	714	7,339
Home Entertainment & Sound	1,959	1	1,960	—	1,960
Semiconductors	2,930	2,855	5,785	426	6,211
Components	305	906	1,211	—	1,211
Pictures	1,918	—	1,918	—	1,918
Music	1,530	585	2,115	—	2,115
Financial Services	—	—	—	—	—
All Other and Corporate	33,713	24,384	58,097	6,122	64,219

Total	53,261	37,428	90,689	7,347	98,036

	Yen in millions
	Fiscal year ended March 31, 2016
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	17,259	3,669	20,928	710	21,638
Game & Network Services	15	120	135	—	135
Imaging Products & Solutions	78	126	204	—	204
Home Entertainment & Sound	1,181	26	1,207	—	1,207
Semiconductors	(11)	(102)	(113)	—	(113)
Components	1	21	22	—	22
Pictures	1,594	7	1,601	5	1,606
Music	1,501	367	1,868	—	1,868
Financial Services	—	—	—	—	—
All Other and Corporate	5,783	4,892	10,675	1,017	11,692

Total	27,401	9,126	36,527	1,732	38,259

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2017
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	516	172	688	138	826
Game & Network Services	225	6	231	—	231
Imaging Products & Solutions	563	77	640	—	640
Home Entertainment & Sound	68	684	752	—	752
Semiconductors	4	(13)	(9)	—	(9)
Components	922	42,517	43,439	—	43,439
Pictures	2,467	—	2,467	—	2,467
Music	2,116	1,474	3,590	—	3,590
Financial Services	—	—	—	—	—
All Other and Corporate	2,973	4,942	7,915	364	8,279

Total	9,854	49,859	59,713	502	60,215

*	Other associated costs includes non-cash write-downs and disposals, net

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

During the fiscal year ended March 31, 2016, the restructuring plans regarding the Mobile Communication segment progressed as planned by streamlining business operations, including the closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions described above. This restructuring program was substantially completed before March 31, 2017.

Components

As described in Note 25, as for Components segment, Sony and Murata Manufacturing Co., Ltd. signed a binding definitive agreement to transfer the Sony Group’s battery business to the Murata Group. Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation of these assets and liabilities, recorded impairment losses of 42,298 million yen in other operating expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017.

All Other and Corporate

Sony recorded restructuring charges that resulted from exiting the PC business of 19,635 million yen during the fiscal year ended March 31, 2015. The amount above includes costs relating to a reduction in the scale of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

sales companies resulting from the decision to exit the PC business of 8,278 million yen for the fiscal year ended March 31, 2015. Refer to Note 25.

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

As a result of efforts to optimize the sales and headquarters functions that indirectly support the Electronics businesses, which are described above, Sony recorded restructuring charges primarily consisting of headcount reductions totaling 22,345 million yen and 7,112 million yen during the fiscal years ended March 31, 2015 and 2016. There were no significant restructuring charges for the Electronics businesses during the fiscal year ended March 31, 2017.

20.	Supplemental consolidated statements of income information

(1)	Other operating expense, net

Sony records transactions in other operating expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

Other operating expense, net is comprised of the following:

	Yen in millions
	March 31
	2015	2016	2017
Gain on sale of the U.S. headquarters building*1	(5,991)	(6,545)	—
Gain on sale of Sony City Osaki*1	(4,914)	(4,914)	(4,914)
Gain on sales of music publishing catalog in Pictures segment	(1,871)	—	—
(Gain) loss on sale, remeasurement, and issuance of M3 shares*2	113	(2)	(37,167)
(Gain) loss on purchase/sale of interests in subsidiaries and affiliates, net*3	1,716	(31,778)	(4,259)
(Gain) loss on sale, disposal or impairment of assets, net*4	192,605	90,410	195,341

	181,658	47,171	149,001

*1	A portion of gain on sale and leaseback transactions is deferred and is amortized on a straight-line basis over the lease term.

*2	Refer to Note 5.

*3	Refer to Notes 24 and 25.

*4	Refer to Notes 9, 13, 19 and 25.

(2)	Research and development costs

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2015, 2016 and 2017 were 464,320 million yen, 468,183 million yen and 447,456 million yen, respectively.

(3)	Advertising costs

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2015, 2016 and 2017 were 444,444 million yen, 391,326 million yen and 363,815 million yen, respectively.

(4)	Shipping and handling costs

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2015, 2016 and 2017 were 65,561 million yen, 50,803 million yen and 42,195 million yen, respectively, which included the internal transportation costs of finished goods.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Income (loss) before income taxes:
Sony Corporation and all subsidiaries in Japan	(88,855)	149,256	166,158
Foreign subsidiaries	128,584	155,248	85,461

	39,729	304,504	251,619

Income taxes — Current:
Sony Corporation and all subsidiaries in Japan	40,321	41,080	49,739
Foreign subsidiaries	40,430	53,498	50,521

	80,751	94,578	100,260

Income taxes — Deferred:
Sony Corporation and all subsidiaries in Japan	(3,306)	(1,745)	11,478
Foreign subsidiaries	11,288	1,956	12,320

	7,982	211	23,798

Total income tax expense	88,733	94,789	124,058

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2015	2016	2017
Statutory tax rate	36.0%	33.6%	31.7%
Non-deductible expenses	16.1	1.6	2.3
Income tax credits	(1.4)	(2.0)	(2.9)
Change in statutory tax rate	(66.7)	(3.3)	0.3
Change in valuation allowances	221.1	10.7	7.3
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	17.4	(0.8)	(1.4)
Lower tax rate applied to life and non-life insurance business in Japan	(24.6)	(2.3)	(2.2)
Foreign income tax differential	(79.7)	(6.9)	(3.0)
Adjustments to tax reserves	(23.1)	0.7	(1.1)
Effect of equity in net income (loss) of affiliated companies	0.1	0.0	0.0
Impairment of goodwill in the Pictures segment	—	—	15.0
Tax benefit related to intraperiod tax allocation	(27.2)	—	—
Impairment of goodwill related to mobile communications business	159.5	—	—
Other	(4.2)	(0.2)	3.3

Effective income tax rate	223.3%	31.1%	49.3%

In March 2015, the Japanese legislature enacted tax law changes which included further lowering of the national corporate tax rate, limiting the annual use of net operating loss carryforwards to 65% of taxable income for the periods ended March 31, 2016 and 2017 and to 50% of taxable income for periods beginning on or after April 1, 2017, and increasing the net operating loss carryforward period from nine to ten years for losses incurred

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

in the tax years beginning on or after April 1, 2017. As a result, the statutory tax rate for the fiscal year ended March 31, 2016 was approximately 33%. The limitation on the use of net operating loss carryforwards, however, may result in cash tax payments being due if there is taxable income in Japan even though Sony Corporation and its national tax filing group in Japan have significant net operating loss carryforwards available. In addition, the limitation on the use of losses, when combined with the relatively short carryforward period, increases the risk of some net operating loss carryforwards expiring unutilized. The impact of the tax law changes resulted in a net deferred tax benefit of 26,588 million yen for the fiscal year ended March 31, 2015, primarily due to a reduction to the deferred tax liabilities in the insurance business in Japan.

In March 2016, the Japanese legislature enacted tax law changes which included further lowering of the national corporate tax rate, limiting the annual use of net operating loss carryforwards to 60% of taxable income for the period ended March 31, 2017, to 55% of taxable income for the period ending March 31, 2018, and to 50% of taxable income for periods beginning on or after April 1, 2018. As a result, the statutory tax rate from the fiscal year ending March 31, 2017 onward will be approximately 31.5%. The impact of the tax law changes resulted in a net deferred tax benefit of 10,735 million yen for the fiscal year ended March 31, 2016, primarily due to a reduction to the deferred tax liabilities in the insurance business in Japan.

Under the accounting guidance for intraperiod tax allocation, Sony is required to consider all items of income (including items recorded in other comprehensive income) in determining the amount of tax benefit that should be allocated to a loss from continuing operations. During the fiscal year ended March 31, 2015, Sony Corporation and its national tax filing group in Japan and certain other jurisdictions incurred a loss from continuing operations while also recording other comprehensive income. As a result, Sony allocated 10,799 million yen of tax benefit to continuing operations, which was exactly offset by additional income tax expense in other comprehensive income. The total income tax provision did not change and these jurisdictions continue to be impacted by the full valuation allowance on deferred tax assets. During the fiscal years ended March 31, 2016 and 2017, there were no applications of the intraperiod allocation rules as no jurisdictions met the necessary criteria.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2016	2017
Deferred tax assets:
Operating loss carryforwards for tax purposes	483,590	455,555
Accrued pension and severance costs	131,262	112,075
Film costs	175,439	181,243
Warranty reserves and accrued expenses	96,327	110,475
Future insurance policy benefits	27,419	30,884
Inventory	38,219	16,322
Depreciation	48,339	47,485
Tax credit carryforwards	145,011	134,427
Reserve for doubtful accounts	10,179	10,887
Impairment of investments	47,083	52,451
Deferred revenue in the Pictures segment	16,336	27,294
Other	140,218	158,420

Gross deferred tax assets	1,359,422	1,337,518
Less: Valuation allowance	(1,055,858)	(1,051,964)

Total deferred tax assets	303,564	285,554

Deferred tax liabilities:
Insurance acquisition costs	(144,207)	(160,308)
Future insurance policy benefits	(132,521)	(147,159)
Unbilled accounts receivable in the Pictures segment	(99,625)	(113,997)
Unrealized gains on securities	(97,745)	(78,643)
Intangible assets acquired through stock exchange offerings	(23,794)	(23,794)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(35,666)	(26,473)
Investment in M3	(33,933)	(34,775)
Other	(53,750)	(34,271)

Gross deferred tax liabilities	(621,241)	(619,420)

Net deferred tax liabilities	(317,677)	(333,866)

Based on the weight of the available positive and negative evidence, for the fiscal year ended March 31, 2017, Sony continued to maintain valuation allowances against the deferred tax assets at Sony Corporation and its national tax filing group in Japan, as well as at Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group, Sony Mobile Communications in Sweden, Sony Europe Limited (“SEU”) in the U.K., certain subsidiaries in Brazil, and certain subsidiaries in other tax jurisdictions.

The net changes in the total valuation allowance was an increase of 50,092 million yen for the fiscal year ended March 31, 2015, and decreases of 21,764 million yen and 3,894 million yen for the fiscal years ended March 31, 2016 and 2017, respectively.

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

The decrease in the valuation allowances during the fiscal year ended March 31, 2017 was primarily due to the use of net operating loss carryforwards for the national tax filing group in Japan.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Net deferred tax assets (net of valuation allowance) and liabilities are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2016	2017
Current assets — Deferred income taxes	40,940	—
Other assets — Deferred income taxes	97,639	98,958
Current liabilities — Other	(5,330)	—
Long-term liabilities — Deferred income taxes	(450,926)	(432,824)

Net deferred tax liabilities	(317,677)	(333,866)

At March 31, 2017, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 742,924 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on the possible future disposition of its investment based on its tax planning strategies.

At March 31, 2017, Sony had net operating loss carryforwards, the tax effect of which totaled 455,555 million yen, which may be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 140,885 million yen with no expiration period, substantially all of the total net operating loss carryforwards expire at various dates between the fiscal years ending March 31, 2018 and 2024, and the remaining amounts have expiration periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards at March 31, 2017 amounted to 134,427 million yen. With the exception of 20,022 million yen with no expiration period, substantially all of the total available tax credit carryforwards expire at various dates between the fiscal years ending March 31, 2018 and 2027.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2015	2016	2017
Balance at beginning of the fiscal year	222,318	165,434	114,126
Reductions for tax positions of prior years	(2,898)	(34,261)	(558)
Additions for tax positions of prior years	9,532	6,253	13,353
Additions based on tax positions related to the current year	3,740	4,299	8,231
Settlements	(75,272)	(12,556)	(8,300)
Lapse in statute of limitations	(4,320)	(8,229)	(3,454)
Foreign currency translation adjustments	12,334	(6,814)	(3,869)

Balance at end of the fiscal year	165,434	114,126	119,529

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	93,538	49,323	45,987

The major changes in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Bilateral Advance Pricing Agreements (“APAs”) and competent authority requests filed for certain subsidiaries in the MC, G&NS, IP&S, HE&S, Semiconductors and Components segments and All Other, with respect to the intercompany cross-border transactions. The APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APAs are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

During the fiscal year ended March 31, 2015, Sony recorded 1,023 million yen of interest expense and reversed 376 million yen of penalties. At March 31, 2015, Sony had recorded liabilities of 10,035 million yen and 3,684 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2016, Sony reversed 774 million yen of interest expense and recorded 674 million yen of penalties. At March 31, 2016, Sony had recorded liabilities of 9,261 million yen and 4,358 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2017, Sony recorded 474 million yen of interest expense and reversed 597 million yen of penalties. At March 31, 2017, Sony had recorded liabilities of 9,735 million yen and 3,761 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 24,553 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2008 through 2016, and by the U.S. and other material foreign taxing authorities for tax years from 2013 through 2016.

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2015, 2016 and 2017 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(125,980)	147,791	73,289

	Thousands of shares
Weighted-average shares outstanding	1,114,424	1,237,802	1,262,023
Effect of dilutive securities:
Stock acquisition rights	—	2,109	2,358
Zero coupon convertible bonds	—	17,972	23,962

Weighted-average shares for diluted EPS computation	1,114,424	1,257,883	1,288,343

	Yen
Basic EPS	(113.04)	119.40	58.07

Diluted EPS	(113.04)	117.49	56.89

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2015, 2016 and 2017 were 17,019 thousand shares, 11,357 thousand shares and 6,856 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the fiscal year ended March 31, 2015 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the fiscal year, and potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal years ended March 31, 2016 and 2017 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for those fiscal years. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

23.	Variable interest entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include several joint ventures in the recorded music business, an equity investment in the music publishing business, the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described in Note 6. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of theses VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of Sony are not available to settle the obligations of these VIEs. As of March 31, 2017, the total assets and liabilities for these VIEs, on an aggregate basis, were 28,446 million yen and 2,474 million yen, respectively.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

As described in Note 5, on June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing. In addition, DHP entered into an agreement with Sony’s U.S.-based music publishing subsidiary in which the subsidiary provides administration services to DHP (the “Administration Agreement”). DHP was determined to be a VIE as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement. Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquisition and retention of copyrights and the licensing of songs. These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such, Sony is not the primary beneficiary of the VIE. At March 31, 2017, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE are Sony’s net investment of 184 million U.S. dollars and a net payable balance of 7 million U.S. dollars. Sony’s maximum exposure to losses as of March 31, 2017 is the aggregate amount recorded on its balance sheet of 177 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a distribution agreement with and made an investment in a production company that will develop, produce and finance feature-length motion pictures and television programming. The investment is accounted for under the cost method. The production company is a VIE as many of the decision making rights for the entity reside within the equity interests held by the management of the production company which are not at risk of economic loss. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the production company. Sony’s maximum exposure to losses as of March 31, 2017 is the amount of investment and the future funding commitments, which total 50 million U.S. dollars.

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

24.	Acquisitions

(1)	Sony Semiconductor acquisitions

On December 4, 2015, Sony Corporation and Toshiba Corporation (“Toshiba”) signed definitive agreements (the “Transfer Agreements”) to transfer to Sony Corporation and to Sony Semiconductor Manufacturing Corporation (“SCK”), a wholly-owned subsidiary of Sony, semiconductor fabrication facilities, equipment and related assets, as well as other related equipment and assets owned by Toshiba, for 19,000 million yen.

On March 31, 2016, pursuant to the Transfer Agreements, SCK acquired from Toshiba a portion of the semiconductor fabrication facilities, equipment and related assets (the “Toshiba Transferred Assets”) for 16,700 million yen. The purchase price for the Toshiba Transferred Assets is included within Other in the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

During the fiscal year ended March 31, 2017, SCK acquired additional assets under the Transfer Agreements for 1,210 million yen. The remaining portion of the assets to be transferred to SCK under the Transfer Agreements will be acquired in the fiscal year ending March 31, 2018.

As the purchase price for the Toshiba Transferred Assets was fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, no goodwill was recorded as part of the acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material.

(2)	Orchard acquisition

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

Pro forma results of operations have not been presented because the effect of the acquisition was not material.

(3)	TEN Sports Network acquisition

On February 28, 2017, Sony Pictures Networks India, a wholly-owned subsidiary of Sony, completed the first phase of a two-phase acquisition of the TEN Sports Network in a majority of the countries and territories where TEN Sports Network operates, including India, for total consideration of 39,106 million yen (346 million U.S. dollars), of which 37,298 million yen (330 million U.S. dollars) was paid during the fiscal year ended March 31, 2017. The remaining 16 million U.S. dollars is expected to be paid by the second quarter of the fiscal year ending March 31, 2018. Certain other operations and assets will be included in the final phase of the acquisition, subject to certain closing conditions, for cash consideration of approximately 39 million U.S. dollars.

As a result of the acquisition, Sony recorded 24,729 million yen (219 million U.S. dollars) of goodwill and 14,354 million yen (127 million U.S. dollars) of intangible assets. The cash consideration paid in this transaction, net of cash received, is included within Other in the investing activities section of the consolidated statements of cash flows.

Pro forma results of operations have not been presented because the effect of the acquisition was not material.

(4)	Other acquisitions

During the fiscal year ended March 31, 2015, Sony completed other acquisitions for total consideration of 23,103 million yen which were paid for primarily in cash and included the August 14, 2014 acquisition of CSC Media Group for total cash consideration of 18,900 million yen. CSC Media Group is one of the United Kingdom’s largest independent cable and satellite television channel groups. There was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 12,626 million yen of goodwill and 10,731 million yen of intangible assets.

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

During the fiscal year ended March 31, 2017, Sony completed other acquisitions for total consideration of 12,409 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 12,384 million yen of goodwill and 7,073 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of other acquisitions, individually and in aggregate, were not material.

25.	Divestitures

(1)	PC business

On July 1, 2014, Sony completed the sale of its PC business and certain related assets to VAIO Corporation, which was established by Japan Industrial Partners, Inc., in accordance with the definitive agreements reached on May 2, 2014. Although Sony continued to incur certain costs related to exiting the PC business, there was no gain or loss recorded as a direct result of the sale.

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

(3)	Battery business

On October 31, 2016, Sony and Murata Manufacturing Co., Ltd. signed a binding definitive agreement to transfer the Sony Group’s battery business to the Murata Group (the “Transfer”). The closing of the Transfer is subject to required regulatory approvals and other conditions. Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation of these assets and liabilities, recorded impairment losses of 42,298 million yen in other operating expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony is a net payer then the net amount is recorded in cost of sales. For television programming, Sony records its share of the profits from the media or markets distributed by the other participants as sales, and the other participants’ share of the profits from the media or markets distributed by Sony as cost of sales.

For the fiscal years ended March 31, 2015, 2016 and 2017, 23,741 million yen, 30,888 million yen and 44,124 million yen, respectively, were recorded as net sales for amounts due from the other participants and 22,983 million yen, 38,303 million yen and 29,594 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants in these collaborative arrangements.

27.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2017, the total unused portion of the lines of credit extended under these contracts was 31,448 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of March 31, 2017 amounted to 343,907 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of March 31, 2017, these subsidiaries were committed to make payments under such contracts of 139,006 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of March 31, 2017, these subsidiaries were committed to make payments of 61,660 million yen under such long-term contracts.

A subsidiary in the Game & Network Services segment has entered into long-term contracts for programming content. These contracts cover various periods mainly up to two years. As of March 31, 2017, this subsidiary was committed to make payments of 16,317 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within three years. As of March 31, 2017, Sony has committed to make payments of 13,305 million yen under such long-term contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five fiscal years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2018	199,807
2019	69,850
2020	43,327
2021	9,631
2022	8,754
Later fiscal years	12,538

Total	343,907

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that the investigations of several agencies, including the DOJ, have ended, and only one agency continues to investigate. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in 2011, the DOJ, the European Commission and certain other governmental agencies outside the United States conducted investigations relating to competition in the secondary batteries market. Sony Corporation and/or certain of its subsidiaries were subject to these investigations. Sony understands that the investigations by these agencies, including the DOJ and the European Commission, have ended or are no longer active. With respect to the investigation by the European Commission, in December 2016, Sony and certain of its subsidiaries reached a settlement with the European Commission to pay a fine of approximately 29.8 million euros. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

A Sony subsidiary outside Japan was subject to a non-Japanese customs investigation in connection with the import and export of certain HE&S products. Sony cooperated with the relevant government authorities and settled the matter in March 2017. Settlement of the matter had no material impact on Sony’s results of operations and financial position.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2017 amounted to 3,368 million yen.

In addition to the above, Sony also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The changes in the product warranty liability for the fiscal years ended March 31, 2015, 2016 and 2017 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Balance at beginning of the fiscal year	79,718	75,129	66,943
Additional liabilities for warranties	87,902	83,227	53,502
Settlements (in cash or in kind)	(78,356)	(81,462)	(49,532)
Changes in estimate for pre-existing warranty reserve	(13,731)	(6,440)	(7,927)
Translation adjustment	(404)	(3,511)	(2,188)

Balance at end of the fiscal year	75,129	66,943	60,798

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

28.	Business segment information

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

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2016. As a result of this realignment, Sony has separated the Devices segment into the Semiconductors segment and the Components segment. In addition, the operations of the automotive camera business, which were included in the IP&S segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment. Additionally, certain operations which were included in All Other and Corporate and elimination are now included in the Music segment and All Other, respectively. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The MC segment includes the manufacture and sales of mobile phones and an Internet-related service businesses. The G&NS segment includes the manufacture and sales of home gaming products, network services businesses and production and sales of software. The IP&S segment includes the Still and Video Cameras business. The HE&S segment includes Televisions as well as Audio and Video businesses. The Semiconductors segment includes the image sensors and camera modules businesses. The Components segment includes the batteries and recording media businesses. The Pictures segment includes Motion Pictures, Television Productions and Media Networks businesses. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform businesses. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including, the overseas disc manufacturing business and the PC business. Sony’s products and services are generally unique to a single operating segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Sales and operating revenue:
Mobile Communications —
Customers	1,409,179	1,121,925	752,688
Intersegment	1,036	5,548	6,457

Total	1,410,215	1,127,473	759,145
Game & Network Services —
Customers	1,292,146	1,479,775	1,581,568
Intersegment	95,883	72,118	68,231

Total	1,388,029	1,551,893	1,649,799
Imaging Products & Solutions —
Customers	696,888	677,231	571,499
Intersegment	3,682	6,724	8,134

Total	700,570	683,955	579,633
Home Entertainment & Sound —
Customers	1,235,686	1,155,085	1,034,215
Intersegment	2,371	3,957	4,789

Total	1,238,057	1,159,042	1,039,004
Semiconductors —
Customers	535,398	599,430	659,779
Intersegment	164,706	139,629	113,344

Total	700,104	739,059	773,123
Components —
Customers	213,812	194,564	172,772
Intersegment	36,934	30,048	22,601

Total	250,746	224,612	195,373
Pictures —
Customers	876,314	935,827	901,230
Intersegment	2,367	2,315	1,899

Total	878,681	938,142	903,129
Music —
Customers	541,692	602,564	630,767
Intersegment	18,740	16,675	16,891

Total	560,432	619,239	647,658
Financial Services —
Customers	1,077,604	1,066,319	1,080,284
Intersegment	6,025	6,750	7,220

Total	1,083,629	1,073,069	1,087,504
All Other —
Customers	297,648	241,104	202,344
Intersegment	87,909	91,092	64,634

Total	385,557	332,196	266,978
Corporate and elimination	(380,140)	(342,968)	(298,096)

Consolidated total	8,215,880	8,105,712	7,603,250

G&NS intersegment amounts primarily consist of transactions with All Other. Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment. Corporate and elimination includes certain brand and patent royalty income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Operating income (loss):
Mobile Communications	(217,574)	(61,435)	10,164
Game & Network Services	48,104	88,668	135,553
Imaging Products & Solutions	38,790	69,320	47,257
Home Entertainment & Sound	24,102	50,558	58,504
Semiconductors	96,214	14,500	(7,811)
Components	(7,515)	(42,919)	(60,445)
Pictures	58,527	38,507	(80,521)
Music	58,190	86,509	75,798
Financial Services	193,307	156,543	166,424
All Other	(94,172)	1,667	30,861

Total	197,973	401,918	375,784
Corporate and elimination	(129,425)	(107,721)	(87,082)

Consolidated operating income	68,548	294,197	288,702
Other income	25,076	66,849	14,418
Other expenses	(53,895)	(56,542)	(51,501)

Consolidated income before income taxes	39,729	304,504	251,619

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

Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ended March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization. As a result of this change, an increase in corporate income of 31,780 million yen is included in Corporate and elimination for the fiscal year ended March 31, 2017. Conversely, an increase in expenses totaling the same amount is included in each of the following business segments: 2,771 million yen in the MC segment, 2,739 million yen in the G&NS segment, 3,413 million yen in the IP&S segment, 13,075 million yen in the HE&S segment, 3,727 million yen in the Semiconductors segment, 1,462 million yen in the Components segment, 2,569 million yen in the Pictures segment and 2,024 million yen in the Music segment. There is no change to the Financial Services segment. These changes have no impact on consolidated operating income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Equity in net income (loss) of affiliated companies:
Mobile Communications	(534)	(186)	(79)
Game & Network Services	—	—	—
Imaging Products & Solutions	(70)	—	—
Home Entertainment & Sound	—	—	—
Semiconductors	—	—	—
Components	—	—	—
Pictures	(742)	(981)	(35)
Music	3,471	3,801	5,435
Financial Services	(782)	(645)	(3,601)
All Other	2,578	249	1,843

Consolidated total	3,921	2,238	3,563

Depreciation and amortization:
Mobile Communications	24,128	24,186	19,794
Game & Network Services	18,336	20,798	25,486
Imaging Products & Solutions	31,946	27,612	25,442
Home Entertainment & Sound	25,238	21,781	19,830
Semiconductors	78,474	100,964	102,328
Components	11,599	9,170	1,962
Pictures	19,980	22,375	20,487
Music	14,644	17,795	16,124
Financial Services, including deferred insurance acquisition costs	66,223	102,270	47,056
All Other	11,507	8,597	5,445

Total	302,075	355,548	283,954
Corporate	52,549	41,543	43,094

Consolidated total	354,624	397,091	327,048

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Sales and operating revenue:
Mobile Communications	1,409,179	1,121,925	752,688
Game & Network Services
Hardware	733,757	721,829	598,373
Network	351,467	529,318	714,924
Other	206,922	228,628	268,271

Total	1,292,146	1,479,775	1,581,568
Imaging Products & Solutions
Still and Video Cameras	478,099	428,777	351,834
Other	218,789	248,454	219,665

Total	696,888	677,231	571,499
Home Entertainment & Sound
Televisions	835,068	797,764	720,557
Audio and Video	396,814	354,946	311,771
Other	3,804	2,375	1,887

Total	1,235,686	1,155,085	1,034,215
Semiconductors	535,398	599,430	659,779
Components	213,812	194,564	172,772
Pictures
Motion Pictures	434,253	447,355	409,363
Television Productions	252,456	270,115	271,886
Media Networks	189,605	218,357	219,981

Total	876,314	935,827	901,230
Music
Recorded Music	383,350	412,718	388,948
Music Publishing	70,959	71,258	66,541
Visual Media and Platform	87,383	118,588	175,278

Total	541,692	602,564	630,767
Financial Services	1,077,604	1,066,319	1,080,284
All Other	297,648	241,104	202,344
Corporate	39,513	31,888	16,104

Consolidated total	8,215,880	8,105,712	7,603,250

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Geographic Information:

Sales and operating revenue attributed to countries and areas based on location of external customers for the fiscal years ended March 31, 2015, 2016 and 2017 and property, plant and equipment, net as of March 31, 2016 and 2017 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2015	2016	2017
Sales and operating revenue:
Japan	2,233,776	2,317,312	2,392,790
United States	1,528,097	1,733,759	1,673,768
Europe	1,932,941	1,881,329	1,634,683
China	546,697	540,497	557,995
Asia-Pacific	1,052,453	959,171	866,712
Other Areas	921,916	673,644	477,302

Total	8,215,880	8,105,712	7,603,250

	Yen in millions
	March 31
	2016	2017
Property, plant and equipment, net:
Japan	625,143	580,453
United States	99,743	101,167
Europe	31,738	24,273
China	19,884	13,466
Asia-Pacific	37,042	34,575
Other Areas	7,268	4,265

Total	820,818	758,199

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue or property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2015, 2016 and 2017.

29.	Subsequent events

On April 1, 2017, Sony transferred all of the equity interest in Sony Electronics Huanan Co., Ltd. (“SEH”), a wholly-owned subsidiary in the Semiconductors segment that manufactures camera modules, to Shen Zhen O-Film Tech Co., Ltd. The consideration for the transfer is approximately 234 million U.S. dollars, including the assumption of SEH’s debt and the sales price of approximately 95 million U.S. dollars, all of which is subject to customary post-closing adjustments. As the result of the transfer, Sony expects to recognize a gain on transfer totaling approximately 27,000 million yen in other operating (income) expense, net in the consolidated statement of income for the first quarter of the fiscal year ending March 31, 2018.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Additions charged to costs and expenses	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2015:
Allowance for doubtful accounts and sales returns	75,513	60,252	(51,211)	2,044	86,598

Fiscal year ended March 31, 2016:
Allowance for doubtful accounts and sales returns	86,598	56,687	(66,443)	(4,059)	72,783

Fiscal year ended March 31, 2017:
Allowance for doubtful accounts and sales returns	72,783	33,667	(50,858)	(2,442)	53,150

Notes: 1. Reversal including amounts written off. 2. Translation adjustment.
	Balance at beginning of period	Additions	Deductions	Other (Note 1)	Balance at end of period
Fiscal year ended March 31, 2015:
Valuation allowance — Deferred tax assets	1,027,530	137,039	(80,541)	(6,406)	1,077,622

Fiscal year ended March 31, 2016:
Valuation allowance — Deferred tax assets	1,077,622	154,171	(116,277)	(59,658)	1,055,858

Fiscal year ended March 31, 2017:
Valuation allowance — Deferred tax assets	1,055,858	149,697	(154,210)	619	1,051,964

Note:

1.	Translation adjustment and the effect of changes in statutory tax rate.