Form 20-F
period 2018-03-31
SONY CORP
filed 2018-06-19
CIK 313838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

Sony Corporation of America

25 Madison Avenue, 26th Floor

New York, NY 10010-8601

Telephone: 212-833-6722

E-mail: ir@sony.com

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

	Outstanding as of
	March 31, 2018	March 31, 2018
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,265,425,048
American Depositary Shares		113,751,938

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

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;

(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;

(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;

(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;

(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;

(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;

(xvi)	risks related to catastrophic disasters or similar events;

(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.

Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in “Risk Factors” under “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Legal Proceedings” included in “Item 8. Financial Information,” Sony’s consolidated financial statements referenced in “Item 8. Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.” In addition, sales and operating revenue are referred to as “sales” in the narrative description except in the consolidated financial statements.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

A.	Selected Financial Data

	Fiscal year ended March 31
	2014	2015	2016		2017		2018
	(Yen in millions, yen per share amounts)
Income statement data:
Sales and operating revenue	7,767,266	8,215,880	8,105,712		7,603,250		8,543,982
Equity in net income (loss) of affiliated companies	(7,374)	3,921	2,238		3,563		8,569
Operating income	26,495	68,548	294,197		288,702		734,860
Income before income taxes	25,741	39,729	304,504		251,619		699,049
Income taxes	94,582	88,733	94,789		124,058		151,770
Net income (loss) attributable to Sony Corporation’s stockholders	(128,369)	(125,980)	147,791		73,289		490,794
Comprehensive income (loss)	121,978	34,317	(44,915)		143,652		553,220
Data per share of Common Stock:
Net income (loss) attributable to Sony Corporation’s stockholders*
— Basic	(124.99)	(113.04)	119.40		58.07		388.32
— Diluted	(124.99)	(113.04)	117.49		56.89		379.75
Cash dividends declared Interim	12.50	—	10.00		10.00		12.50
	(12.12 cents )	—	(8.09 cents	)	(8.79 cents	)	(11.11 cents	)
Cash dividends declared Fiscal year-end	12.50	—	10.00		10.00		15.00
	(12.19 cents )	—	(9.01 cents	)	(9.13 cents	)	(13.75 cents	)
Balance sheet data:
Sony Corporation’s stockholders’ equity	2,258,137	2,317,077	2,463,340		2,497,246		2,967,366
Common stock	646,654	707,038	858,867		860,645		865,678
Net assets	2,783,141	2,928,469	3,124,410		3,135,422		3,647,157
Total assets	15,333,720	15,834,331	16,673,390		17,660,556		19,065,538
Number of shares issued at fiscal year-end (thousands of shares of common stock)	1,044,708	1,169,773	1,262,494		1,263,764		1,266,552
Sony Corporation’s stockholders’ equity per share of common stock	2,163.63	1,982.54	1,952.79		1,977.72		2,344.96

* Refer to Note 22 of the consolidated financial statements.

	Average	High	Low	Period-end
	(Yen)
Yen exchange rates per U.S. dollar:
Fiscal year ended March 31
2014	100.15	105.25	92.96	102.98
2015	109.75	121.50	101.26	119.96
2016	120.04	125.58	111.30	112.42
2017	108.25	118.32	100.07	111.41
2018	110.80	114.25	104.83	106.20
2018
January	—	113.18	108.38	109.31
February	—	110.40	106.10	106.62
March	—	106.91	104.83	106.20
April	—	109.33	105.99	109.28
May	—	111.08	108.62	108.73
June (through June 8)	—	110.00	109.45	109.45

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

Sony must overcome increasingly intense competition, which could lead to lower revenue or operating margins.

Sony has several business segments in different industries with many product and service categories, which cause it to compete with many existing and new competitors ranging from large multinational companies to highly specialized entities that focus on only one or a few businesses and also, potentially, with outsourced manufacturing service partners that currently supply products to Sony. These competitors may have greater financial, technical, labor and marketing resources available to them than those available to Sony. Sony’s financial condition and operating results depend on its ability to efficiently anticipate and respond to these established and new competitors.

The competitive factors Sony faces vary depending on the nature of the business. For example, Sony’s electronics businesses compete on the basis of various factors including price and function, while Sony’s Music and Pictures businesses compete for talent, such as artists, songwriters, actors, directors and producers, and for entertainment content that is created, acquired, licensed and/or distributed. Competition on price in the electronics businesses can lead to lower margins when costs do not fall at a proportional rate, and competition for talent and appealing product in the entertainment businesses can also lead to lower profitability if the higher costs required for such talent and content creation cannot be recouped through greater sales. Moreover, even for those products where Sony believes it has a strong competitive advantage, such as image sensors, it is possible that its competitors’ technological capabilities will accelerate such that Sony would be unable to maintain its advantageous market position. In its consumer electronics businesses, to produce products that appeal to changing and increasingly diverse consumer preferences or to overcome the fact that a relatively high percentage of consumers already possess similar products, Sony must develop superior technology, anticipate consumer tastes and rapidly develop attractive and differentiated products with competitive prices and features. Sony faces increasingly intense pricing pressure from competitors, retailer consolidation, new sales/distribution channels and shorter product cycles in a variety of consumer product categories. In the Music and Pictures segments, operating results can be impacted by worldwide consumer acceptance of their products, which is difficult to predict, by other competing products released at or near the same time and by alternative forms of entertainment and leisure activities available to consumers.

If Sony is unable to maintain its advantageous market position in the fields in which it has a technological or other competitive advantage, Sony is unable to effectively anticipate and counter the ongoing price erosion that frequently affects its consumer products or the cost pressures affecting its businesses, there is a change in existing business models or consumer preferences, or the average prices of Sony’s consumer products decrease faster than Sony is able to reduce manufacturing costs, Sony’s operating results and financial condition may be adversely impacted.

To remain competitive and stimulate customer demand, Sony must invest in research and development to achieve product and service innovations and successfully manage frequent introductions of such new products and services.

To strengthen the competitiveness of its products and services, Sony continues to invest in research and development (“R&D”), particularly in growth areas such as image sensors and the Game & Network Services (“G&NS”) segment. However, Sony may not be successful in investing in R&D if it fails to identify products, services and market trends with significant growth potential. In addition, Sony’s investments may not yield the innovation or the expected results quickly enough, or competitors may lead Sony in technological innovation. This may hinder Sony’s ability to commercialize new and competitive products and services.

In the consumer electronics, network services and mobile communication industries, Sony must continually introduce, enhance and stimulate customer demand for products and services. Sales of these products and services are particularly sensitive to the significant weighting of consumer demand to the year-end holiday season. In Sony’s G&NS segment, the successful introduction and penetration of gaming platforms is a significant factor driving sales and profitability, and this success is affected by the ability to provide customers with attractive software line-ups and online services. However, there is no assurance that third-party software developers and publishers, major contributors to this effort, will continue to develop and release software. In addition, Sony believes that integrating its hardware, software, entertainment content and network services, and investing in R&D to effect such integration, is essential in generating revenue growth and profitability. However, this strategy depends on its ability to further develop network services technologies, coordinate and prioritize strategic and operational issues among Sony’s various business units and sales channels, continually introduce enhanced and competitively priced hardware that is seamlessly connected to network platforms with user interfaces that are innovative and attractive to consumers and also standardize technological and interface specifications industry-wide and across Sony’s networked products and business units. In addition, the G&NS, Music and Pictures segments must invest substantial amounts, which may include significant upfront investments, in internally developed software titles, artist advances, motion picture productions, television productions and broadcast programming before knowing whether their products will receive customer acceptance. Furthermore, underperformance of Pictures’ products in the initial distribution market is correlated with weak performance in subsequent distribution markets, which would have an adverse effect on Sony’s results in the year of initial release as well as future years.

The successful introductions of, and transitions to, new products and services depend on a number of factors, such as the timely and successful completion of development efforts, market acceptance, planning and executing an effective marketing strategy, managing new product introductions, managing production ramp-up issues, the availability of application software for new products, quality control and the concentration of consumer demand in the year-end holiday season. If Sony cannot achieve the expected results from its investment in R&D, adequately manage frequent introductions of new products and services and obtain consumer acceptance of its new products and services, or if Sony is not successful in implementing its integration strategy, Sony’s reputation, operating results and financial condition may be adversely impacted.

Sony’s strategic initiatives, including acquisitions, joint ventures, investments, capital expenditures and restructurings, may not be successful in achieving their strategic objectives.

Sony actively engages in acquisitions, joint ventures, capital expenditures and other strategic investments to acquire new technologies, efficiently develop new businesses and enhance its business competitiveness. For example, on May 22, 2018, Sony signed a legally binding memorandum of understanding to acquire an approximately 60% equity interest in EMI Music Publishing. (The closing of this transaction is subject to certain conditions, including regulatory approvals.)

When making acquisitions, Sony’s financial results may be adversely affected by the significant cost of the acquisition and/or integration expenses, failure to achieve synergies, failure to generate expected revenue and cost improvements, loss of key personnel and assumption of liabilities.

When establishing joint ventures and strategic partnerships, Sony’s financial and operating results may be adversely affected by strategic or cultural differences with partners, conflicts of interest, failure to achieve synergies, additional funding or debt guarantees required to maintain the joint venture or partnership, requirements to buy out a joint venture partner, sell its shares or dissolve a partnership, insufficient management control including control over cash flow, loss of proprietary technology and know-how, impairment losses and reputational harm from the actions or activities of a joint venture that uses the Sony brand.

Sony invests heavily in production facilities and equipment in its electronics businesses, including fabrication facilities used to make image sensors for smartphones and other products. Sony may not be able to recover these capital expenditures in part or full or in the planned timeframe due to the competitive environment, lower-than-expected consumer demand or changes in the financial condition or business decisions of Sony’s major customers. Sony invested 45.0 billion yen and 106.6 billion yen of capital in the fiscal years ended March 31, 2017 and 2018, respectively, mainly for the purpose of increasing image sensor production capacity.

Further, Sony is implementing restructuring and transformation initiatives to enhance profitability, business autonomy and shareholder value and to clearly position each business within the overall business portfolio. For example, Sony transferred its battery business to Murata Manufacturing Co., Ltd. Group in the fiscal year ended March 31, 2018. The expected benefits of these initiatives, including the expected level of profitability, may not be realized due to internal and external impediments or market conditions worsening beyond expectations. If Sony is not successful in achieving its restructuring and transformation initiatives, Sony’s operating results, financial condition, reputation, competitiveness or profitability may be adversely affected. Sony incurred restructuring charges in the amount of 38.3 billion yen, 60.2 billion yen and 22.4 billion yen in the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

Sony’s sales and profitability may be affected by the operating performance of wholesalers, retailers, other resellers and third-party distributors.

Sony is dependent for the distribution of its products on wholesalers, retailers, other resellers and third-party distributors, many of whom also distribute competitors’ products. For example, in some cases, Sony’s smartphones sold through cellular network carriers are subsidized by the carriers. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of Sony’s agreements with these carriers or in agreements Sony enters into with new carriers. In addition, the Pictures segment depends on third-party exhibitors to distribute its motion pictures, and cable, satellite and other distribution systems to distribute its motion pictures and television programming; a decline in the licensing fees received from these third parties may adversely affect the Pictures segment’s sales. The Pictures segment’s worldwide television networks are also distributed on third-party cable, satellite and other distribution systems and the failure to renew, or renewal on less favorable terms of, television carriage contracts (broadcasting agreements) with these third-party distributors may adversely affect the Pictures segment’s ability to generate advertising and subscription sales through these networks.

Sony invests in programs to incentivize wholesalers, retailers, and other resellers and third-party distributors to position and promote Sony’s products, but there is no assurance that these programs will provide a significant return or incremental revenue by persuading consumers to buy Sony products instead of competitors’ products.

The operating results and financial condition of many wholesalers, retailers, other resellers and third-party distributors have been adversely impacted by competition, especially from online retailers, and weak economic conditions. If their financial condition continues to weaken, they stop distributing Sony’s products, or uncertainty regarding demand for Sony’s products or other factors cause them to reduce their ordering, marketing, subsidizing, or distributing Sony’s products, Sony’s operating results and financial condition may be adversely impacted.

As a global company, Sony is subject to a wide range of laws and regulations and a growing consumer focus on corporate social responsibility in many countries. Those laws and regulations, as well as consumer focus, might change in significant ways, leading to an increase in the costs of Sony’s operations, a curtailment of Sony’s activities, and/or an adverse effect on Sony’s reputation.

As a global company, Sony is subject to the laws and regulations of many countries throughout the world that affect its traditional and online operations in a number of areas, including advertising, promotions, consumer protection, import and export requirements, anti-corruption, anti-competition, environmental protection, privacy, data protection, content and broadcast regulation, labor, taxation, foreign exchange controls, as well as laws relating to the collection, use, retention, security and transfer of personally identifiable information, or PII.

Compliance with these laws and regulations may be onerous and expensive. These laws and regulations continue to develop and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Any such developments could make Sony’s products less attractive to its customers, delay introduction of new products in one or more regions or cause Sony to change or limit its business practices. For example, a change in labor regulations or policies may significantly change local labor environments. Such a change in China or another country or regions in which Sony or a partner manufactures could cause interruptions in production and shipping of Sony’s products or components thereof, a sharp rise in local labor costs, or a shortage of well-trained employees, which may adversely affect Sony’s operating results. In addition, changes in laws or regulations or the judicial interpretation thereof that Sony relies on or Sony is subject to in conducting its operations, including online operations, as well as Sony’s failure to anticipate such changes, may subject Sony to greater risk of liability, increase the costs of compliance, or limit Sony’s ability to engage in certain operations or lead to discontinuance of certain operations.

Violation of applicable laws or regulations by Sony, its employees, third-party suppliers, business partners and agents may subject Sony to fines, penalties, legal judgments, restrictions on business operations and/or reputational damage. Additionally, there is a growing global regulatory and consumer focus on corporate social responsibility and sourcing practices and increasing regulatory obligations of public disclosure regarding these matters. In particular, there is increased attention on labor practices, including work environments at electronic component manufacturers and original design manufacturing/original equipment manufacturing, or ODM/OEM, product manufacturers operating in Asia. Increased regulation or public pressure in this area could cause Sony’s compliance costs to increase, particularly since Sony uses many parts, components and materials to manufacture its products and relies on suppliers to provide these parts, components and materials but does not directly control the suppliers’ procurement or employment practices. A finding of non-compliance, or the perception that Sony has not responded appropriately to growing consumer concern for such issues, whether or not Sony is legally required to do so, may adversely affect Sony’s reputation, operating results and financial condition.

Sony must manage its large and increasing volume of procurement from third-party suppliers and business partners to control inventory levels, availability, costs and quality of parts, components, software and network services within volatile markets.

Sony’s products and services increasingly rely on third-party suppliers and business partners for parts, components, software and network services, including semiconductors, chipsets for PlayStation game consoles and mobile products, liquid crystal display (“LCD”) panels and the Android OS that is used in mobile products, televisions and services. External suppliers’ and partners’ shortages, fluctuations in pricing, quality issues, discontinued support, changes in business terms or prioritization of customers outside the electronics sector or of Sony’s competitors can adversely affect Sony’s operating results, brand and reputation. Reliance on third-party software and technologies may make it increasingly difficult for Sony to differentiate its products from competitors’ products. Also, shortages or delayed shipments of critical parts or components may result in a reduction or suspension of production at Sony’s or its business partners’ manufacturing sites, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom parts or components, or where there are initial manufacturing capacity constraints for products, parts or components that use new technologies.

Sony places orders for parts and components in line with production and inventory plans determined in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. Inaccurate forecasts of consumer demand or inadequate business planning can lead to a shortage or excess inventory, which can disrupt production plans and result in lost sales opportunities or inventory adjustments, respectively. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a value higher than net realizable value. For example, Sony recorded a 6.5 billion yen inventory write-down of certain image sensors for mobile products in the fiscal year ended March 31, 2017. Such lost sales opportunities, inventory adjustments, or shortages of parts and components have had and may have an adverse impact on Sony’s operating results and financial condition.

Sony’s sales, profitability and operations are sensitive to global and regional economic and political trends and conditions.

Sony’s sales and profitability are sensitive to economic trends in its major markets. In the fiscal year ended March 31, 2018, 30.7%, 21.5% and 21.6% of Sony’s sales and operating revenue were attributable to Japan, the U.S. and Europe, respectively. These markets may be subject to significant economic downturns, resulting in an adverse impact on Sony’s operating results and financial condition. An actual or expected deterioration of economic conditions in any of Sony’s major markets may result in a decline in consumers’ consumption and adverse impacts on the businesses of commercial customers, resulting in reduced demand for Sony’s products and services. For example, in the Pictures segment, a general decline in the economy may result in decreased overall spending within the advertising market and a decline in third-party television networks’ ability to generate revenues, which could result in lower license fees paid by these networks for Sony’s content, which may adversely affect the Picture segment’s revenues.

In addition, Sony’s operations are conducted in many countries and regions around the world, and these international operations, particularly in certain emerging markets, can create challenges. For example, in Sony’s electronics businesses, production and procurement of products, parts and components in China and other Asian countries and regions increase the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand in a timely manner. Further, in certain countries and regions, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as armed conflicts, deterioration in foreign relations, non-compliance with expected business conduct and a lack of adequate infrastructure. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners Sony’s operating results and financial condition may be adversely affected.

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

Although Sony seeks to reduce its exposure to foreign exchange risk by hedging a portion of its net short-term foreign currency exposure shortly before the transactions are projected to occur, such hedging activity may not offset any, or only a portion, of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place.

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

Additionally, global financial markets may experience significant levels of volatility and disruption, generally putting downward pressure on financial and other asset prices and impacting credit availability. Historically, Sony’s primary sources of funds have been cash flows from operations, the issuance of commercial paper and other debt securities, such as term debt, as well as borrowings from banks and other institutional lenders. There can be no assurance that such sources will continue to be available on acceptable terms or be sufficient to meet Sony’s needs.

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

Sony’s success depends on the ability to recruit, retain and maintain productive relations with highly skilled personnel.

In order to continue to develop, design, manufacture, market, and sell products and services, in increasingly competitive markets, Sony must attract, retain and maintain productive relations with key personnel, both internally and externally, including its executive team, other management professionals, creative talent and other highly skilled employees such as hardware and software engineers. However, such key personnel are in high demand. In addition, business divestitures, restructuring or other transformation initiatives may lead to an unintended loss of experienced human resources or know-how. Actual or threatened work slowdowns or stoppages related to unionized workers, particularly in the entertainment businesses, could lead to delayed releases or cost increases. If these incidents occur or if Sony is unable to attract, retain and maintain productive relations with its highly skilled employees and key management professionals, Sony’s operating results and financial condition may be adversely affected.

Sony’s intellectual property might be subject to unauthorized use or theft and it might encounter restrictions in its use of intellectual property owned by third parties.

Sony’s intellectual property relating to Sony’s products and services, including those of the electronics businesses, such as image sensors, might be subject to unauthorized use or theft. For example, digital technology, the availability of digital media, and global internet penetration impact Sony’s ability to protect its copyrighted content from unauthorized duplication, digital theft and counterfeiting, putting pressure on legitimate product sales. Sony has incurred and will continue to incur expenses to help protect its intellectual property rights; however, Sony’s various initiatives to prevent such unauthorized use or theft of intellectual property might not achieve their intended result, which could adversely affect Sony’s competitive position and the value of its investment in R&D. Additionally, Sony’s intellectual property rights may be challenged or invalidated, or such intellectual property rights may not be sufficient to provide Sony with competitive advantages.

Many of Sony’s products and services are designed under the license of patents and other intellectual property rights owned by third parties. Based upon past experience and industry practice, Sony believes it will be able to obtain or renew licenses relating to various intellectual property rights that its business needs in the future; however, such licenses may not be available at all or on acceptable terms, and as a consequence Sony may need to redesign or discontinue its marketing, selling or distribution of such products or services.

Claims have been and may be asserted against Sony that its products or services, including third-party parts, components, software and network services used in Sony’s products or services, infringe the intellectual property rights of other parties. Such claims may be asserted by competitors or by other rights holders, particularly as products and services evolve to include new technologies and enhanced functionality. Such claims might require Sony to enter into settlement or license agreements, pay significant damage awards, face an injunction or refrain from marketing, selling or distributing certain of its products and services.

The failure to prevent unauthorized use or theft of Sony’s intellectual property rights, the failure to enter into licenses for necessary third-party intellectual property rights, the invalidation of Sony’s intellectual property rights or the settlement of an infringement claim against Sony by others may adversely impact Sony’s reputation, operating results and financial condition.

Changes in consumer behavior resulting from new technologies and distribution platforms may adversely affect operating results in Sony’s Music and Pictures segments.

Technology, particularly digital technology, used in the Music and Pictures segments continues to evolve, rapidly leading to alternative methods for the delivery, consumption and storage of digital content. These technological advancements have changed consumer behavior and empowered consumers to seek more control over when, where and how they consume digital content. The prevalence of enhanced internet capabilities and other new media may continue to reduce the demand for packaged physical media and impact traditional broadcast television and in-theater motion picture viewership, which could negatively affect revenues from

Sony’s entertainment businesses. Digital distribution revenues, such as those from subscription streaming services, may not be sufficient to offset the decline in physical media sales that has affected and may continue to affect the operating results of Sony’s Music and Pictures segments. If Sony is unable to adequately respond to these changes, or fails to effectively anticipate or adapt to new market changes, Sony’s operating results and financial condition may be adversely impacted.

Changes in the regulation and performance of financial markets may adversely affect the operating results and financial condition of Sony’s Financial Services segment.

Sony’s Financial Services segment operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations or policies may lead to increased compliance costs or limitations on operations in the Financial Services segment. In addition, Sony Corporation’s ability to receive funds from its affiliate Sony Financial Holdings Inc. (“SFH”) in the form of financial support or loans is restricted by guidelines issued by regulatory agencies in Japan.

Changes in interest rates, foreign exchange rates and the value of Japanese government and corporate bonds, equities, real estate and other asset classes may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, the life insurance business has invested most of its general account assets in ultra-long-term Japanese government and corporate bonds to match the liability characteristics of the long-term maturity insurance policies it has underwritten. The life insurance business has guaranteed yields on outstanding policies while its investment portfolio could be reduced by the market changes discussed above. The banking businesses have invested most of their total loan balance, or over half of their total assets, in their mortgage loans account. An increase in non-performing loans or a decline in prices of the real estate collateral from the market changes discussed above or deterioration of credit quality may have an adverse effect on operating results and financial condition through an increase in the allowance for doubtful accounts.

The market changes discussed above, Sony’s management of these changes or the occurrence of earthquakes, pandemic disease or other catastrophic events in Japan could expose the life and non-life insurance businesses to increasing costs or adverse impact on their ability to meet policy commitments.

The insurance businesses’ policy reserves and deferred insurance acquisition costs are calculated based on many actuarial assumptions that are uncertain. Significant differences between these actuarial assumptions and actual situations may result in additional policy reserves being recorded and the accelerated amortization of deferred acquisition costs, through the changes of calculation assumptions. In particular, the insurance businesses calculate policy reserves and deferred insurance acquisition costs based on the actuarial assumptions, assuming the future schedule of insurance premium revenue, yield of investments, claims to be paid for occurrence of insured events and other factors. The review of these actuarial assumptions is required at least once in each fiscal year.

Sony’s facilities and operations are subject to damage and disruption as a result of catastrophic disasters, outages or similar events that could lead to supply chain, manufacturing and other business disruptions and have an adverse impact on Sony’s operating results.

Sony’s headquarters and many of Sony’s most advanced device manufacturing facilities, including those for semiconductors, are located in Japan, where the risk of earthquakes is relatively high. A major earthquake in Japan, especially in Tokyo, the Tokai area or the Kyushu and Tohoku areas, where Sony headquarters, certain product manufacturing sites and semiconductor manufacturing sites, respectively, are located, could cause substantial damage to Sony’s business operations, including damage to buildings, machinery, equipment and inventories, and the interruption of production at manufacturing facilities. For example, the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region in Japan caused damage to a semiconductor manufacturing site in Kyushu, which interrupted production at the site.

In addition, offices and facilities used by Sony, its suppliers, service providers and business partners, including those used for raw materials, parts, components, network, telecommunications and information systems infrastructure, R&D, material procurement, manufacturing, motion picture and television production, logistics, sales, and online and other services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of unexpected catastrophic events such as natural disasters, pandemic diseases, terrorist attacks, large-scale power outages and large-scale fires. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay design, development or production, interrupt shipments and postpone the recording of sales, and/or result in large expenses to repair or replace these facilities or offices. Sony may also be exposed to price increases for raw materials, parts and components, and lower demand from commercial customers. These situations may have an adverse impact on Sony’s operating results and financial condition.

Sony’s brand image, reputation and business may be harmed and Sony may be subject to legal and regulatory claims if there is a breach or other compromise of Sony’s information security or that of its third-party service providers or business partners.

Sony, its third-party service providers, suppliers and other business partners make extensive use of information technology to support business operations, and to provide network and online services to customers. These operations and services, as well as Sony’s business information, may be intentionally or inadvertently compromised by malicious third parties, including state-sponsored organizations, Sony employees, third-party service providers or other business partners. Such organizations or individuals may use a variety and combination of techniques, such as installing malicious software, exploiting vulnerabilities in information technology, using social engineering to mislead employees and business partners into disclosing passwords and sensitive information, and coordinating distributed denial-of-service attacks to render services unavailable. As cyber-attacks become increasingly sophisticated and automated, and as tools and resources become more readily available, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent loss, destruction, alteration, or exfiltration of business information, or to limit the negative impact from such attacks can provide absolute security against compromise. As a result, Sony’s business information, including personal information, may be lost, destroyed, disclosed, misappropriated, altered, or accessed without consent, and Sony’s information technology systems or operations, or those of its service providers or other business partners, may be disrupted. Malicious adversaries may also use unauthorized access to Sony’s networks as a platform to compromise Sony’s third-party business partners without Sony’s knowledge. Sony has previously been the subject of sophisticated and targeted attacks. For example, in the fiscal year ended March 31, 2015, Sony’s Pictures segment was subject to a cyber-attack that resulted in unauthorized access to, and theft and disclosure of, Sony business information, including employee information and other information, and the destruction of data. Additionally, Sony’s network services, online game businesses and websites have been subject to cyber-attacks by groups and individuals with a range of motives and expertise, resulting in unauthorized access, denial of service, and the theft and/or disclosure of customer information.

Any of the above incidents can result in significant remediation costs. In addition, a disruption to Sony’s network and online services, information technology, or other compromise of its information security may have serious consequences to its business and operations, including lost revenues, damage to relationships with business partners and other third parties, disclosure, alteration, destruction or use of proprietary information and the failure to retain or attract customers. Moreover, such disruptions and breaches may result in a diversion of management’s attention and resources. Further, it may result in adverse media coverage, which may harm Sony’s brand image and reputation. Sony may also be subject to legal claims or legal proceedings, including regulatory investigations and actions. Sony’s cyber insurance may not cover all expenses and losses and, accordingly, such breaches or other compromises of Sony’s information security or that of its third-party service providers or business partners may have an adverse impact on Sony’s operating results and financial condition.

Sony’s business may suffer as a result of adverse outcomes of litigation and regulatory actions.

Sony faces the risk of litigation and regulatory actions in different countries in connection with its operations. Legal proceedings, including regulatory actions, may seek to recover very large indeterminate amounts or to limit Sony’s operations, and the possibility that they may arise and their magnitude may remain unknown for substantial periods of time. For example, legal proceedings, including regulatory actions, may result from antitrust scrutiny of market practices for anti-competitive conduct. A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory actions may have an adverse effect on Sony’s reputation, operating results and financial condition.

Sony is subject to financial and reputational risks due to product quality and liability issues.

Sony’s products and services, such as consumer products, non-consumer products, parts and components, semiconductors, software and network services are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and as demand increases for mobile products and online services. Also, many Sony products are connected to the internet, and regularly communicate with services provided by Sony or third parties.

Sony’s efforts to adapt to rapid advancements in technologies and increased demand for mobile products and online services, while also maintaining product quality, may not be successful and may increase exposure to product liability. As a result, Sony may incur both reputational damages and expenses in connection with, for example, product recalls and after-sales services. In addition, Sony may not be successful in introducing after-sales upgrades, enhancements or new features to existing products and services, or in enabling existing products and services to continue to conveniently and effectively integrate with other technologies and online services. Moreover, cyber-attacks targeting internet-connected products have increased significantly. For example, customer information and Sony or third-party technical information may be misappropriated, the functionality of Sony’s products and services may be impaired, or Sony products may be used in denial-of-service attacks. There can be no guarantee that Sony’s security measures will prevent products from being compromised.

As a result, the quality of Sony’s existing products and services may not remain satisfactory to consumers and become less marketable, less competitive or obsolete, and Sony’s reputation, operating results and financial condition may be adversely affected. Moreover, allegations of security vulnerability, health and safety issues related to Sony products, or lawsuits related to product quality, health issues arising from products or product safety, regardless of merit, may adversely impact Sony’s operating results and financial condition, either directly or as a result of the impact on Sony’s brand image and reputation as a producer of high-quality products and services. These issues are relevant to Sony products sold directly to customers, whether manufactured by Sony or a third party, and also to products of other companies that are equipped with Sony’s components, such as semiconductors.

Sony’s financial results and condition may be adversely affected by its employee benefit obligations.

Sony recognizes an unfunded pension obligation for its defined benefit pension plans based on (i) the Projected Benefit Obligation (“PBO”) under each pension plan less (ii) the fair value of the pension plan’s assets, in accordance with the accounting guidance for defined benefit plans. Actuarial gains and losses are amortized and included in pension expenses in a systematic manner over employees’ average remaining service periods. Any decrease of the pension plan asset value due to low returns from investments or increases in the PBO due to a lower discount rate, increases in rates of compensation and changes in certain other actuarial assumptions may increase the unfunded pension obligations and may have an adverse effect on Sony’s financial results and condition due to an increase in pension expenses.

Sony’s financial results and condition may be adversely affected by the status of its Japanese and foreign pension plans. Specifically, adverse equity market conditions and volatility in the credit markets may have an unfavorable impact on the value of Sony’s pension plan assets and its future estimated pension liabilities, the majority of which relate to the Japanese plans, which have approximately 30% of pension plan assets invested in equity securities. As a result, Sony’s financial results and condition could be adversely affected.

Further, Sony’s financial results and condition could be adversely affected by future pension funding requirements pursuant to the Japanese Defined Benefit Corporate Pension Plan Act (“Act”). Under the Act, Sony is required to meet certain financial criteria including periodic actuarial revaluation and the annual settlement of gains or losses of the plans. In the event that the actuarial reserve required by law exceeds the fair value of pension plan assets and that the fair value of pension assets may not be recovered within a certain moratorium period permitted by laws and/or special legislative decree, Sony may be required to make an additional contribution to its plans, which may reduce cash flows. Similarly, if Sony is required to make an additional contribution to a foreign plan to meet any funding requirements in accordance with local laws and regulations in each country, Sony’s cash flows might be adversely affected. If Sony is required to increase cash contributions to its pension plans when actuarial assumptions, such as an expected long-term rate of return of the pension plan assets, are updated for purposes of determining statutory contributions, it may have an adverse impact on Sony’s cash flows.

Further losses in jurisdictions where Sony has established valuation allowances against deferred tax assets, the inability of Sony to fully utilize its deferred tax assets, limitations on the use of its deferred tax assets under local law, exposure to additional tax liabilities or changes in Sony’s tax rates could adversely affect Sony’s net income and financial condition.

Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of its business there are many situations where the ultimate tax determination can be uncertain, because of the transfer pricing for its intercompany transactions, and Sony is subject to continuous review by tax authorities of numerous jurisdictions. The calculation of Sony’s tax provision and the carrying value of tax assets, including net operating loss carryforwards and tax credit carryforwards, require significant judgment and the use of estimates, including estimates of future taxable income. As additional evidence becomes available, Sony reassesses these assets to determine if they remain appropriate or whether a reduction by a valuation allowance is appropriate. As of March 31, 2018, total established valuation allowances were 899.8 billion yen. An increase in a valuation allowance may have an adverse impact on Sony’s net income and financial condition.

Deferred tax assets are evaluated on a jurisdiction by jurisdiction basis. As of March 31, 2018, Sony and/or its subsidiaries had valuation allowances principally in Japan and the U.S. Additionally, deferred tax assets could expire unused or otherwise not be realizable for a variety of reasons including the lack of sufficient taxable income in the appropriate jurisdiction. Sony’s net income and financial condition could be adversely affected when the deferred tax assets expire unused.

In some jurisdictions, the use of net operating loss carryforwards or tax credits to reduce taxable income in a subsequent period is limited to a fixed percentage of taxable income or may only be used to offset taxes on income from certain sources. Thus, it is possible that even with significant net operating loss carryforwards or tax credits, Sony could record and pay taxes in a jurisdiction where it has taxable income.

In addition to the above, Sony’s future effective tax rates may be unfavorably affected by changes in both the statutory rates and the mix of earnings in countries with differing statutory rates or by other factors such as changes in tax laws and regulations or their interpretation, including limitations or restrictions on various tax deductions and credits, including deductions for royalties and interest.

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets, including production facilities and equipment in its electronics businesses. A decline in financial performance, market capitalization, reduced estimates of future cash flows, changes in global economic conditions or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges against these assets. Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying amount. Such an event or change in circumstances would include unfavorable variances from or adjustments to established business plans, significant changes in forecasted results or volatility inherent to external markets and industries. The increased levels of global competition and the faster pace of technological change to which Sony is exposed can result in greater volatility of these estimates, assumptions and judgments, and increase the likelihood of impairment charges. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances, including the types of events or changes described above with respect to goodwill and intangible assets, indicate that the carrying value of the assets or asset groups may not be recoverable. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. For example, in the fiscal year ended March 31, 2016, Sony recorded impairment charges related to long-lived assets, both in the camera module business in the Semiconductors segment, amounting to 59.6 billion yen, and in the battery business in the Components segment, amounting to 30.6 billion yen. In the fiscal year ended March 31, 2017, Sony recorded a 23.9 billion yen impairment charge against long-lived assets in the Semiconductors segment resulting from the termination of the development and manufacturing of certain high-functionality camera modules for external sale, as well as a 112.1 billion yen impairment charge related to goodwill in the Pictures segment. In the fiscal year ended March 31, 2018, Sony recorded a 31.3 billion yen impairment charge against long-lived assets in the Mobile Communications segment. Any such charge may adversely affect Sony’s operating results and financial condition.

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

In January 1988, Sony Corporation acquired CBS Records Inc., the music business division of CBS Inc. in the U.S. The acquired company changed its name to Sony Music Entertainment Inc. in January 1991 and then to Sony Music Holdings Inc. in December 2008.

In November 1989, Sony Corporation acquired Columbia Pictures Entertainment, Inc. in the U.S. In August 1991, Columbia Pictures Entertainment, Inc. changed its name to Sony Pictures Entertainment Inc. (“SPE”).

In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan. SCEI changed its name to Sony Interactive Entertainment Inc. (“SIEI”) in April 2016.

In October 1995, Sony/ATV Music Publishing LLC (“Sony/ATV”) was formed as a 50-50 joint venture company between Sony Corporation and Michael Jackson. In September 2016, the joint venture became a wholly-owned subsidiary of Sony Corporation.

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

In September 2017, Sony transferred its battery businesses to the Murata Manufacturing Co., Ltd. Group.

Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America (“SCA”), 25 Madison Avenue, 26th Floor, New York, NY 10010-8601 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2016, 2017 and 2018, Sony’s capital expenditures were 468.9 billion yen, 272.2 billion yen and 332.1 billion yen, respectively. Sony’s capital expenditures are expected to be approximately 360.0 billion yen during the fiscal year ending March 31, 2019. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

In the fiscal year ended March 31, 2018, Sony invested approximately 128.1 billion yen in the Semiconductors segment. This investment included approximately 106.6 billion yen to increase image sensor production capacity.

B.	Business Overview

Sony is engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments and devices for consumer, professional and industrial markets such as network services, game hardware and software, televisions, audio and video recorders and players, still and video cameras, mobile phones, and semiconductors. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as the production and distribution of animation titles, including game applications based on animation titles. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese internet-based banking subsidiary.

Sony has striven to ensure the implementation of 1) clearly attributable accountability and responsibility, 2) management policies with an emphasis on sustainable profit generation and 3) the acceleration of decision-making processes and reinforcement of business competitiveness. To achieve this, Sony has separated its business units within Sony Corporation to form distinct subsidiaries and operate them alongside existing Sony Group companies. These separations include SVP in July 2014, SVS in October 2015, SSS in April 2016, and SIPS in April 2017. As a result of this separation of businesses, all segments are now being operated as subsidiaries of Sony Corporation.

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2018. As a result of this realignment, the operations of the former Components segment are now included in All Other.

Products and Services

Game & Network Services (“G&NS”)

Sony Interactive Entertainment LLC (“SIE”) undertakes product research, development, design, marketing, sales, production, distribution and customer service for PlayStation® hardware, software, content and network services.

The G&NS segment includes the Network and Hardware and Others categories. Network includes network services relating to game, video and music content provided by SIE; and Hardware and Others includes home and portable game consoles, packaged software and peripheral devices.

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

Pictures

Motion Pictures:

“Motion Pictures” includes the worldwide production, acquisition and distribution of live-action and animated motion pictures. SPE’s motion picture production organizations include Columbia Pictures, Screen Gems, TriStar Pictures, Sony Pictures Animation, Stage 6 Films, AFFIRM Films and Sony Pictures Classics. SPE also operates Sony Pictures Imageworks, a visual effects and animation unit, and manages a studio facility, Sony Pictures Studios, which includes post-production facilities.

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

Imaging Products & Solutions (“IP&S”)

SIPS undertakes product research, development, design, manufacturing, sales, distribution and customer service for interchangeable lens cameras, compact digital cameras, consumer and professional video cameras as well as display products such as projectors and medical equipment. Additionally, SIPS is responsible for the broadcast/professional solutions business and the FeliCa contactless IC (integrated circuit) card technology business. SOMED undertakes development support to provide comprehensive medical and imaging device solutions for operating rooms and other medical areas.

The IP&S segment includes the Still and Video Cameras as well as Other categories. Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast. Other includes display products such as projectors and medical equipment.

Mobile Communications (“MC”)

Sony Mobile Communications Inc. (“Sony Mobile”) undertakes product research, development, design, marketing, sales, production, distribution and customer services for mobile phones, tablets, accessories and applications. SNC provides internet broadband network services to subscribers as well as creates and distributes content through its portal services to various electronics product platforms such as PCs and mobile phones.

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

All Other

All Other consists of various operating activities, including the batteries, recording media and storage media businesses, the disc manufacturing business outside of Japan and the PC business, which was sold in July 2014. Certain costs related to the PC business remain in All Other.

Sales and Distribution

Electronics*

* The term “Electronics” refers to the sum of the G&NS, HE&S, IP&S, MC and Semiconductors segments.

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

Europe:

In Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Europe Limited, which is headquartered in the United Kingdom and has branches in European countries, and Sony Electronics JSC in Russia.

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

PlayStation® hardware, software and content and network services are marketed and distributed by SIE, SIEI, and Sony Interactive Entertainment Europe, Ltd. (“SIEE”).

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

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business in countries other than Japan primarily under the Sony/ATV name. Sony/ATV, previously a 50%-owned and consolidated joint venture, became a wholly-owned subsidiary of Sony on September 30, 2016 as a result of Sony’s acquisition of the 50% equity interest in Sony/ATV owned by the Estate of Michael Jackson (the “Estate”).

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

The worldwide home entertainment distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through Sony Pictures Home Entertainment, except in certain countries where SPE has joint distribution or sub-distribution arrangements with other studios, or arrangements with independent local distributors. Product is distributed in various home media formats including DVD, Blu-ray Disc™ and Digital Distribution. Digital Distribution includes electronic sell-through and video-on-demand distributed on cable, direct broadcast satellite (“DBS”) providers and digital platforms, as well as hotel pay-per-view.

The worldwide television distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through Sony Pictures Television. SPE’s library of motion pictures and television programming is licensed to linear distributors such as broadcast television networks, pay and basic cable networks and DBS providers, as well as to digital platforms such as subscription and advertising supported digital platforms (including Sony’s PlayStationTM Network, Netflix, Amazon, Crackle and YouTube Red).

SPE’s television networks are distributed through cable, DBS providers, telecommunications companies and digital platforms to viewers around the world. These networks generate advertising, subscription and other ancillary revenues.

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees as well as partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2018, Sony Life employed 5,142 Lifeplanner® sales employees. Sony Life maintains an extensive service network which mainly consists of the Lifeplanner® channel and the independent agent channel in Japan. The Lifeplanner® channel is characterized by recruitment of high-caliber sales professionals from industries outside the life insurance industry, quality improvement through education and training, performance-linked compensation and high productivity. Lifeplanner® sales employees offer custom-made packages. Most of the agents in the independent agent channel are corporate and non-exclusive agents, primarily shop-style agents. Shop-style agents are a sub-channel of the independent agent channel, who offer insurance in local stores and provide customers with opportunities to compare various insurers’ products. To enhance Sony Life’s relationship with independent agents, Sony Life’s agent support staff provides independent agents with various support services, including recruiting, training and sales promotion activities. As part of its plan to expand its sales of individual annuity products, Sony Life established a Japanese joint venture company with AEGON N.V. in August 2009. The 50-50 joint venture, known as AEGON Sony Life Insurance Co., Ltd., began operations in Japan in December 2009.

Sony Assurance has conducted a non-life insurance business in Japan since October 1999. Sony Assurance’s core business is providing automobile insurance products and medical insurance products to individual customers, primarily through direct marketing via the internet and the telephone. The direct marketing business model employed by Sony Assurance enables it to improve operating efficiency and lower the costs of marketing and maintaining its insurance policies, creating savings which it passes on to policyholders in the form of competitively priced premiums.

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

All Other

Sony Energy Devices Corporation and Sony Storage Media Solutions Corporation sell their battery and storage media products, respectively, through Sony’s Electronics sales companies, mentioned in the Electronics’ Sales and Distribution section above, as well as through their own sales forces. Sony DADC group (“Sony DADC”) offers Blu-ray Disc™, DVD and CD media replication services as well as digital and physical supply chain solutions to business customers.

Sales to External Customers by Geographic Area

The following table shows Sony’s consolidated sales to external customers in each of its major markets for the periods indicated.

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in millions)
Japan	2,317,312	2,392,790	2,625,619
United States	1,733,759	1,673,768	1,835,705
Europe	1,881,329	1,634,683	1,841,457
China	540,497	557,995	674,718
Asia-Pacific	959,171	866,712	1,024,179
Other Areas	673,644	477,302	542,304

Total	8,105,712	7,603,250	8,543,982

Sources of Supply

Sony procures raw materials, parts and components used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony has a general policy of maintaining multiple suppliers for important parts and components and, in the fiscal year ended March 31, 2018, Sony continued to optimize the number of its suppliers to achieve efficiencies and to minimize procurement risk when possible.

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

After-Sales Service

Sony provides repair and servicing functions in the areas where its electronics products are sold. Sony provides these services through its own online support network, call centers, service centers, factories, authorized independent service centers, authorized servicing dealers and subsidiaries.

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

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain of these licenses are important to Sony’s business. Sony products that employ DVD player functionality, including PlayStation®4 (“PS4”) and PlayStation®3 (“PS3”) hardware, are substantially dependent upon patents that relate to technologies specified in the DVD specifications and are licensed from Dolby Laboratories Licensing Corporation. Sony products that employ Blu-ray Disc™ player functionality and DVD player functionality, including PS4 and PS3 hardware, are substantially dependent upon patents that relate to technologies specified in the Blu-ray Disc™ specifications and are licensed by MPEG LA LLC and One-Blue, LLC, in addition to the patents that relate to technologies specified in the DVD specifications, as described above. Sony’s smartphone products are substantially dependent upon patents that relate to technologies specified in certain codec standards and are licensed by MPEG LA LLC and Via Licensing Corporation, as well as patents that relate to CDMA technologies specified by the standard-setting bodies within the telecommunications industry and are licensed by Qualcomm Incorporated and NTT DOCOMO, INC. Sony considers its overall license position beneficial to its operations.

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

Electronics and All Other

Sony believes that its product planning and product design expertise, the high quality of its products, its record of innovative product introductions and product improvements, the user experience it provides and the ecosystem that supports such an experience, its price competitiveness derived from reductions in manufacturing and indirect costs, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position. Continuing to provide high-value added products, services and experiences is a key factor by which Sony aims to differentiate itself in the highly competitive market of consumer electronics. Sony believes that the success of the G&NS businesses is determined by the availability of attractive software titles and related content, downloadable content, network services and peripherals. In the Semiconductors segment, Sony puts significant effort into keeping Sony’s strong competitive position by investing in R&D and production capacity, while also trying to avoid overinvesting and increasing fixed costs by carefully monitoring customer demand, market trends and demand for end-user products.

Music

Success in the music industry is dependent to a large extent upon the artistic and creative abilities of artists, producers and employees and is subject to the vagaries of public taste. The Music segment’s future competitive position depends on its continuing ability to attract and develop artists and products that can achieve a high degree of public acceptance as well as offer efficient services. In addition, Sony believes that the success of the Music segment’s animation products and game applications business, Aniplex, is largely dependent on the creative talent of game producers and developers, and is also subject to the vagaries of public taste.

Pictures

SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide. SPE competes with other motion picture studios and production companies to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. SPE competes with other companies, in particular technology companies, who are expanding into the production or distribution of film and television programing. In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products. In addition, SPE faces competition to acquire motion pictures and television programming from third parties. In television production and distribution, competition arises from the increasing fragmentation of audiences among broadcast and cable networks, DBS providers, digital platforms and other outlets both within and outside of the U.S. Furthermore, broadcast networks in the U.S., or their affiliated production companies, continue to produce their own shows internally. This competitive environment may result in fewer opportunities to produce shows for U.S. networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. SPE’s worldwide television networks compete for viewers with broadcast and cable networks, DBS providers, digital platforms and other forms of entertainment. The growth in the number of networks around the world has increased the competition for advertising and subscription revenues, acquisition of programming, and distribution of SPE’s television networks by cable, DBS providers, digital platforms and other distribution systems.

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

Sony is aware that certain transactions during the fiscal year ended March 31, 2018, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.

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

•	During the fiscal year ended March 31, 2018, a non-U.S. subsidiary of Sony sold medical instruments, including medical printers, print media and monitors, to a third-party-owned dealer in Dubai, which, to the best of Sony’s knowledge, planned to resell those products to hospitals and health organizations in Iran, some of which are under the control of the Iranian Ministry of Health. Sony’s gross revenue from these sales was approximately 3.0 million U.S. dollars, and Sony has estimated that its net profit from such sales was 0.5 million U.S. dollars.

•	Sony’s representative office in Tehran, Iran, which was established in 1992, has been closed and has been under liquidation processes since before the beginning of the fiscal year ended March 31, 2014. In the course of liquidation, Sony engages in certain incidental transactions (for example, permits, taxes, and similar matters incidental to the wind-down of the office in Iran) with Iranian government-owned entities. No material revenues or profits are associated with these transactions with the Iranian government-owned entities.

Sony is not aware of any other activity, transaction or dealing by Sony Corporation or any of its affiliates during the fiscal year ended March 31, 2018 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2019, except as described above in connection with the wind-down of its representative office or for certain transactions through third-party-owned dealers that Sony believes to be intended for hospitals and health organizations in Iran. Nevertheless, Sony has continued to monitor developments in this area, especially in the light of the United States’ decision to cease its participation in the Joint Comprehensive Plan of Action of July 14, 2015, among the United States, the United Kingdom, China, France, Russia, Germany, the European Union and Iran, and will determine whether and to what extent they affect Sony’s business with Iranian customers as currently conducted and may additionally be conducted. Such business activities may require disclosure pursuant to Section 13(r) of the Exchange Act. Sony intends to conduct any such business activities in accordance with applicable law.

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

C.	Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

Name of company	Country of incorporation	(As of March 31, 2018) Percentage owned
Sony Global Manufacturing & Operations Corporation	Japan	100.0
Sony Semiconductor Solutions Corporation	Japan	100.0
Sony Semiconductor Manufacturing Corporation	Japan	100.0
Sony Marketing Inc.	Japan	100.0
Sony Mobile Communications Inc.	Japan	100.0
Sony Network Communications Inc.	Japan	100.0
Sony Interactive Entertainment Inc.	Japan	100.0
Sony Visual Products Inc.	Japan	100.0
Sony Video & Sound Products Inc.	Japan	100.0
Sony Storage Media Solutions Corporation	Japan	100.0
Sony Imaging Products & Solutions Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings Inc.*	Japan	63.0
Sony Life Insurance Co., Ltd.*	Japan	100.0
Sony Bank Inc.*	Japan	100.0
Sony Assurance Inc.*	Japan	100.0
Sony Americas Holding, Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Entertainment Inc.	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Interactive Entertainment LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
CPT Holdings, Inc.	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony/ATV Music Publishing LLC	U.S.A.	100.0
Sony Europe Limited	U.K.	100.0
Sony Interactive Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherlands	100.0
Sony (China) Limited	China	100.0
Sony EMCS (Malaysia) Sdn. Bhd.	Malaysia	100.0
Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0

* Sony Corporation owns 63% of Sony Financial Holdings Inc., and Sony Financial Holdings Inc. owns 100% of Sony Life Insurance Co., Ltd., Sony Bank Inc. and Sony Assurance Inc.

D.	Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The following table sets forth information as of March 31, 2018 with respect to plants used for the production of products mainly for electronics products and services with floor space of more than 500,000 square feet:

Location	Approximate floor space	Principal products produced
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Manufacturing Corporation — Nagasaki TEC)	2,305,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Manufacturing Corporation — Kumamoto TEC)	2,204,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Kagoshima (Sony Semiconductor Manufacturing Corporation — Kagoshima TEC)	1,789,000	CCDs and other semiconductors

Oita (Sony Semiconductor Manufacturing Corporation — Oita TEC)	975,000	CMOS image sensors and other semiconductors

Kohda, Aichi (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Kohda Site)	902,000	Compact digital cameras and interchangeable lens cameras

Inazawa, Aichi (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Inazawa Site)	842,000	Televisions

Tsuruoka, Yamagata (Sony Semiconductor Manufacturing Corporation — Yamagata TEC)	703,000	CMOS image sensors and other semiconductors

Kosai, Shizuoka (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Kosai Site)	576,000	Broadcast- and professional-use video equipment

Kisarazu, Chiba (Sony Global Manufacturing & Operations Corporation — Kisarazu TEC)	541,000	Blu-ray Disc™ players/recorders, audio equipment and video conference systems

Outside of Japan:

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	1,541,000	Blu-ray Disc™-ROMs, CDs, DVDs and UMDs (Universal Media Disc)

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	1,183,000	Televisions, TV components, Blu-ray Disc™ players/recorders and DVD-players/recorders

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,027,000	Optical pickups and LCDs

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	1,021,000	Audio equipment

Wuxi, China (Sony Digital Products (Wuxi) Co., Ltd.)	798,000	Compact digital cameras, interchangeable lens cameras etc.

Beijing, China (Sony Mobile Communications (China) Co., Ltd.)	552,000	Mobile phones

Bangkadi, Thailand (Sony Device Technology (Thailand) Co.,Ltd.)	513,000	Image sensor assembly etc.

In addition to the above facilities, Sony has a number of other plants for electronic products throughout the world. Sony owns R&D facilities, and Sony Corporation’s headquarters building, with a total floor space of approximately 1,753,000 square feet, in Tokyo, Japan, where administrative functions and product development activities are carried out. SIEI has its corporate headquarters in Sony Corporation’s headquarters building and leases additional office space in Tokyo from a third party, where administrative functions, product development, and software development are carried out. SIE and SIEE lease their offices in the U.S. and Europe, respectively.

SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios, with aggregate floor space of approximately 1,939,200 square feet. SPE also leases office space and motion picture and television support facilities from third parties and affiliates of Sony Corporation in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.

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

On September 1, 2017, Sony completed the transfer to Murata Manufacturing Co., Ltd. Group of the battery-related plants located in Japan, China and Singapore.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Operating	Performance

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in billions)
Sales and operating revenue	8,105.7	7,603.3	8,544.0
Equity in net income of affiliated companies	2.2	3.6	8.6
Operating income	294.2	288.7	734.9
Income before income taxes	304.5	251.6	699.0
Net income attributable to Sony Corporation’s stockholders	147.8	73.3	490.8

Sales

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2018, sales and operating revenue (“sales”) were 8,544.0 billion yen, an increase of 940.7 billion yen compared to the fiscal year ended March 31, 2017. This increase was due to increases in sales in all segments except for the Mobile Communications (“MC”) segment and All Other. In addition, sales for the fiscal year ended March 31, 2018 included 6.7 billion yen and 2.6 billion yen of insurance recoveries, mainly for opportunity losses related to the 2016 Kumamoto Earthquakes (the “Kumamoto Earthquakes”) in the Semiconductors segment and the Imaging Products & Solutions (“IP&S”) segment, respectively.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales were 7,603.3 billion yen, a decrease of 502.5 billion yen, or 6% compared to the fiscal year ended March 31, 2016. This decrease was primarily due to the impact of foreign exchange rates. On a constant currency basis, sales were essentially flat year-on-year, due to significant increases in Game & Network Services (“G&NS”) and Semiconductors segment sales, substantially offset by a significant decrease in MC segment sales.

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

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2018, cost of sales increased 435.2 billion yen year-on-year to 5,188.3 billion yen. The ratio of cost of sales to sales improved year-on-year from 72.9% to 70.9%.

R&D costs (all R&D costs are included within cost of sales) increased 11.1 billion yen year-on-year to 458.5 billion yen. The ratio of R&D costs to sales was 6.3% compared to 6.9% in the fiscal year ended March 31, 2017. For further details, refer to Research and Development in Item 5.C.

SGA expenses increased 77.2 billion yen year-on-year to 1,583.2 billion yen. The ratio of SGA expenses to sales improved year-on-year from 23.1% to 21.6%.

Other operating expense, net, was 4.1 billion yen, a decrease of 144.9 billion yen year-on-year. This significant improvement was mainly due to the following factors that occurred in the fiscal year ended March 31, 2018 and the absence of the following factors that occurred in the fiscal year ended March 31, 2017. Refer to Note 20 of the consolidated financial statements.

Factors that occurred in the fiscal year ended March 31, 2018

•	An impairment charge against long-lived assets: 31.3 billion yen (MC segment)

•	A gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business: 28.3 billion yen (Semiconductors segment)

•	A gain resulting from the sale of real estate held by a subsidiary: 10.5 billion yen (Music segment)

•	A gain resulting from the sale of manufacturing equipment: 8.6 billion yen (Semiconductors segment)

Factors that occurred in the fiscal year ended March 31, 2017

•	An impairment charge of goodwill: 962 million U.S. dollars (112.1 billion yen) (Pictures segment)

•	An impairment charge related to the transfer of the battery business: 42.3 billion yen (All Other)

•	An impairment charge against long-lived assets resulting from the termination of the development and manufacturing of certain high-functionality camera modules for external sale: 23.9 billion yen (Semiconductors segment)

•	A gain on the sale of certain shares of M3: 37.2 billion yen (All Other)

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, cost of sales decreased by 413.9 billion yen year-on-year, to 4,753.0 billion yen. The cost of sales included net charges of 15.4 billion yen in expenses in the Semiconductors segment resulting from the Kumamoto Earthquakes. The ratio of cost of sales to sales improved year-on-year from 73.4% to 72.9%.

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

Other operating expense, net was 149.0 billion yen, an increase of 101.8 billion yen year-on-year. This significant deterioration was mainly due to the above-mentioned factors that occurred in the fiscal year ended March 31, 2017, as well as the factors listed below that occurred in the fiscal year ended March 31, 2016. Refer to Note 20 of the consolidated financial statements.

Factors that occurred in the fiscal year ended March 31, 2016

•	An impairment charge against long-lived assets in the camera module business: 59.6 billion yen (Semiconductors segment)

•	An impairment charge against long-lived assets in the battery business: 30.6 billion yen (All Other)

•	A gain on the remeasurement to fair value of SME’s 51% equity interest in Orchard Media, Inc. (“The Orchard”), which had previously been accounted for under the equity method, as a result of SME increasing its ownership interest to 100%: 151 million U.S. dollar (18.1 billion yen) (Music segment)

•	A gain from the sale of a part of the logistics business, in connection with the formation of a logistics joint venture: 12.3 billion yen (Corporate and elimination)

Equity in Net Income (Loss) of Affiliated Companies

For the fiscal year ended March 31, 2018, equity in net income of affiliated companies was 8.6 billion yen, an increase of 5.0 billion yen year-on-year. This increase was primarily due to an improvement of equity in net income (loss) for SA Reinsurance Ltd. in the Financial Services segment. For the fiscal year ended March 31, 2017, equity in net income of affiliated companies was 3.6 billion yen, an increase of 1.3 billion yen year-on-year.

Operating Income

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2018, operating income increased 446.2 billion yen year-on-year to 734.9 billion yen. This significant increase was due to the impact of the above-mentioned increase in sales and the positive impact of foreign exchange rates as well as the above-mentioned factors that occurred in the fiscal year ended March 31, 2018. Operating income in the fiscal year ended March 31, 2017 included the above-mentioned factors that occurred in the fiscal year ended March 31, 2017.

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

Other Income and Expenses

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2017, other income increased by 9.3 billion yen year-on-year, to 23.7 billion yen, while other expenses increased by 8.0 billion yen year-on-year, to 59.5 billion yen. The net amount of other income and other expenses was an expense of 35.8 billion yen, an improvement of 1.3 billion yen year-on-year primarily due to an increase in interest and dividend income as well as lower losses on the devaluation of securities investments, partially offset by an increase in net foreign exchange losses.

The foreign exchange loss, net, increased by 8.5 billion yen year-on-year, to 30.6 billion yen.

Interest and dividends in other income of 19.8 billion yen were recorded in the fiscal year ended March 31, 2018, an increase of 8.3 billion yen year-on-year. Interest recorded in other expenses totaled 13.6 billion yen, a decrease of 1.0 billion yen year-on-year.

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

Income before Income Taxes

For the fiscal year ended March 31, 2018, income before income taxes was 699.0 billion yen, an increase of 447.4 billion yen year-on-year. For the fiscal year ended March 31, 2017, income before income taxes was 251.6 billion yen, a decrease of 52.9 billion yen year-on-year.

Income Taxes

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

During the fiscal year ended March 31, 2018, Sony recorded 151.8 billion yen of income tax expense, resulting in an effective tax rate of 21.7%, which was lower than the effective tax rate of 49.3% in the fiscal year ended March 31, 2017. This lower effective tax rate in the fiscal year ended March 31, 2018 was mainly due to (1) profits recorded at Sony Corporation and its national tax filing group in Japan, and in the U.S. consolidated tax filing group, both of which have established valuation allowances for deferred tax assets, compared to the losses recorded for those groups in the fiscal year ended March 31, 2017 and (2) the negative impact of the nondeductible goodwill charge that was recorded in the fiscal year ended March 31, 2017. In addition, during the fiscal year ended March 31, 2018, Sony recorded a 13.8 billion yen tax benefit related to deferred tax liabilities as a result of U.S. tax reform. Refer to Note 21 of the consolidated financial statements.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

During the fiscal year ended March 31, 2017, Sony recorded 124.1 billion yen of income tax expense, resulting in an effective tax rate of 49.3%, which exceeded the effective tax rate of 31.1% in the fiscal year ended March 31, 2016. This higher effective tax rate was mainly due to the nondeductible impairment charge of goodwill recorded during the fiscal year ended March 31, 2017. Refer to Note 21 of the consolidated financial statements.

Net Income Attributable to Sony Corporation’s Stockholders

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2018, the net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 490.8 billion yen, an increase of 417.5 billion yen year-on-year.

Net income attributable to noncontrolling interests of 56.5 billion yen was recorded, an increase of 2.2 billion yen year-on-year.

Basic net income per share and diluted net income per share, attributable to Sony Corporation’s stockholders for the fiscal year ended March 31, 2018 were 388.32 yen and 379.75 yen, respectively, compared with 58.07 yen and 56.89 yen, respectively, in the fiscal year ended March 31, 2017. Refer to Note 22 of the consolidated financial statements.

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

Game & Network Services (“G&NS”)

Key Financial Figures

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in millions)
Sales to external customers by product category
Network	529,318	714,924	1,033,192
Hardware & Other	950,457	866,644	815,106

Sales to external customers	1,479,775	1,581,568	1,848,298
Intersegment sales	72,118	68,231	95,514

G&NS segment total sales	1,551,893	1,649,799	1,943,812

G&NS segment operating income	88,668	135,553	177,478

	(Units in millions)
Major product unit sales
PS4 hardware	17.7	20.0	19.0

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2018, Sales increased 294.0 billion yen year-on-year to 1,943.8 billion yen. This increase was primarily due to an increase in PlayStation®4 (“PS4”) software sales, including sales through the network, the impact of foreign exchange rates, as well as an increase in the number of subscribers for PlayStation®Plus, a paid membership service.

Operating income increased 41.9 billion yen year-on-year to 177.5 billion yen. This increase was primarily due to the above-mentioned increase in sales, partially offset by an increase in selling, general and administrative expenses. During the current fiscal year, there was a 19.8 billion yen positive impact from foreign exchange rate fluctuations.

The operating performance of the G&NS segment for the fiscal year ended March 31, 2018 reflected the continued demand for hardware, software and network services. The expansion of the PS4 eco-system is expected to continue throughout the fiscal year ending March 31, 2019, and Sony intends to expand the network services business during that fiscal year as the PS4 eco-system continues to be in its harvesting period.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales increased 97.9 billion yen year-on-year to 1,649.8 billion yen. This increase was primarily due to an increase in PS4 software sales, including sales through the network, as well as an increase in PS4 hardware sales, partially offset by the impact of foreign exchange rates and the impact of a price reduction for PS4 hardware.

Operating income increased 46.9 billion yen year-on-year to 135.6 billion yen. This significant increase was primarily due to PS4 hardware cost reductions and the above-mentioned increase in PS4 software sales, partially offset by the impact of the price reduction for PS4 hardware and a decrease in PS3 software sales.

Music

Key Financial Figures

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in millions)
Sales to external customers by product category
Recorded Music	412,718	388,948	446,960
Music Publishing	71,258	66,541	74,360
Visual Media & Platform	118,588	175,278	263,472

Sales to external customers	602,564	630,767	784,792
Intersegment sales	16,675	16,891	15,203

Music segment total sales	619,239	647,658	799,995

Music segment operating income	86,509	75,798	127,786

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

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2018, sales increased 152.3 billion yen year-on-year to 800.0 billion yen. This significant increase was mainly due to higher Visual Media and Platform sales and higher Recorded Music sales. Visual Media and Platform sales increased due to the continued strong performance of Fate/Grand Order, a game application for mobile devices. Recorded Music sales increased due to a continued increase in digital streaming revenues. Best-selling music titles included P!nk’s Beautiful Trauma, DJ Khaled’s Grateful and Camila Cabello’s Camila.

Operating income increased 52.0 billion yen year-on-year to 127.8 billion yen. This increase was primarily due to the impact of the above-mentioned increase in sales and the above-mentioned gain recorded on the sale of real estate.

The operating performance of the Music segment for the fiscal year ended March 31, 2018 reflected continued growth in the market for recorded music after many years of historical market decline, as the continued development and growth of digital streaming has continued to offset the decreases in physical and digital download revenues. Additionally, the music industry also faces increased margin pressure from higher artist royalty costs, as well as pressure on top line licensing rates with our digital partners. In this environment, Sony has pursued initiatives to offset the decreases in physical and digital download revenues with increased streaming, broadcast, and other licensing revenues through continued investment in new recorded music and music publishing rights. Sony intends to continue these initiatives in the fiscal year ending March 31, 2019, while also undertaking various measures to maintain the current momentum of Fate/Grand Order and other game applications based on animation titles.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales increased 28.4 billion yen year-on-year to 647.7 billion yen, while sales increased significantly year-on-year on a constant currency basis (as described below under “Foreign Exchange Fluctuations and Risk Hedging”). The significant increase in sales on a constant currency basis was due to higher Visual Media and Platform sales and higher Recorded Music sales. Visual Media and Platform sales increased due to the strong performance of Fate/Grand Order, a game application for mobile devices in Japan. Recorded Music sales increased due to an increase in digital streaming revenues. Best-selling music titles included Beyoncé’s Lemonade, various hit tracks from The Chainsmokers and Sia’s This is Acting.

Operating income decreased 10.7 billion yen year-on-year to 75.8 billion yen. Operating income decreased primarily due to the absence of the above-mentioned 151 million U.S. dollar (18.1 billion yen) gain that was recorded in the fiscal year ended March 31, 2016 on the remeasurement of SME’s equity interest in The Orchard. The operating results of the Music segment were also positively impacted by the above-mentioned increase in sales, partially offset by the negative impact of the appreciation of the yen against the U.S. dollar.

Pictures

Key Financial Figures

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in millions)
Sales to external customers by product category
Motion Pictures	447,355	409,363	448,945
Television Productions	270,115	271,886	289,024
Media Networks	218,357	219,981	272,204

Sales to external customers	935,827	901,230	1,010,173
Intersegment sales	2,315	1,899	894

Pictures segment total sales	938,142	903,129	1,011,067

Pictures segment operating income (loss)	38,507	(80,521)	41,110

Pictures segment results presented below are a yen-translation of the results of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2018, sales increased 107.9 billion yen year-on-year (a 10% increase on a U.S. dollar basis) to 1,011.1 billion yen. The significant increase in sales on a U.S. dollar basis was due to higher sales in Media Networks, Motion Pictures, and Television Productions. Media Networks sales increased primarily due to higher advertising and subscription revenues resulting from the acquisition of TEN Sports Network and improved ratings, both in India. Motion Pictures sales increased due to the strong worldwide theatrical performance of Spider-Man: Homecoming and Jumanji: Welcome to the Jungle, partially offset by lower television licensing revenues for catalog product. Television Productions sales increased due to higher licensing revenues for various U.S. television series including The Goldbergs, The Good Doctor and Philip K. Dick’s Electric Dreams, partially offset by lower television licensing revenues for catalog product.

Operating income of 41.1 billion yen was recorded, compared to an operating loss of 80.5 billion yen in the fiscal year ended March 31, 2017. This significant improvement in operating results was primarily due to the absence of the 962 million U.S. dollars (112.1 billion yen) impairment charge of goodwill recorded in the fiscal year ended March 31, 2017. Operating results also improved due to the above-mentioned increase in sales, partially offset by an operating loss from TEN Sports Network, which was acquired in February 2017.

The operating performance of the Pictures segment in the fiscal year ended March 31, 2018 reflected the following underlying market trends. In the market in which Motion Pictures operates, a larger share of film revenue is concentrated in tent-pole films while demand for packaged physical media continues to decline. In this environment, Sony is working to expand the global appeal of its films, enhance developed and acquired intellectual property and maximize digital distribution revenues. In the market in which Television Productions operates, U.S. networks are continuing to seek to own more of the content broadcast on their networks. This impacts the number of series that these networks license from third-party producers such as SPE or the rights SPE retains in the series that are licensed. Sony, which does not own a major U.S. broadcast network, has been striving to build strong relationships with top content creators and major networks around the world to offset this impact. In the market in which Media Networks operates, there has been a gradual movement from a linear carriage environment — that is, one in which a viewer watches a program at a particular, pre-scheduled time — to a non-linear, on-demand carriage environment, which has put pressure on Media Networks’ carriage negotiations with distributors. As a result, Sony expects to continue to aim to differentiate its branded channels from the competition. Sony intends to continue these initiatives in the fiscal year ending March 31, 2019.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales decreased 35.0 billion yen year-on-year (a 5% increase on a U.S. dollar basis) to 903.1 billion yen, primarily due to the impact of the appreciation of the yen against the U.S. dollar. The increase in sales on a U.S. dollar basis was primarily due to higher sales for Television Productions and Media Networks. Sales for Television Productions increased primarily due to higher subscription video-on-demand licensing revenues. The increase in sales for Media Networks was due to higher advertising and subscription revenues mainly in India, Latin America and the U.S.

Operating loss of 80.5 billion yen was recorded, compared to operating income of 38.5 billion yen in the fiscal year ended March 31, 2016. This significant deterioration in operating results was primarily due to the above-mentioned 962 million U.S. dollars (112.1 billion yen) impairment charge of goodwill. The operating results for the Pictures segment were also negatively impacted by higher programming and marketing expenses for Media Networks as well as higher theatrical marketing expenses for Motion Pictures.

Home Entertainment & Sound (“HE&S”)

Key Financial Figures

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in millions)
Sales to external customers by product category
Televisions	797,764	720,557	861,763
Audio and Video	354,946	311,771	357,194
Other	2,375	1,887	2,777

Sales to external customers	1,155,085	1,034,215	1,221,734
Intersegment sales	3,957	4,789	999

HE&S segment total sales	1,159,042	1,039,004	1,222,733

HE&S segment operating income	50,558	58,504	85,841

	(Units in millions)
Major product unit sales
Televisions	12.2	12.1	12.4

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2018, sales increased 183.7 billion yen year-on-year to 1,222.7 billion yen, primarily due to an improvement in the product mix of televisions reflecting a shift to high value-added models, as well as the impact of foreign exchange rates.

Operating income increased 27.3 billion yen year-on-year to 85.8 billion yen. This increase was primarily due to the impact of the above-mentioned increase in sales and the positive impact of foreign exchange rates, partially offset by an increase in research and development, marketing and other expenses.

The operating performance of the HE&S segment for the fiscal year ended March 31, 2018 reflected the relatively stabilized television market and a continued market shift to high value-added models such as 4K televisions. In this environment, Sony expects to continue to pursue an improvement in product mix reflecting the shift to high value-added models such as 4K OLED televisions, and an enhancement of its marketing initiatives.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales decreased 120.0 billion yen year-on-year to 1,039.0 billion yen, primarily due to the impact of foreign exchange rates.

Operating income increased 7.9 billion yen year-on-year to 58.5 billion yen. This increase was primarily due to an improvement in the product mix reflecting a shift to high value-added models, partially offset by the negative impact of foreign exchange rates as well as an increase in expenses resulting from the change in the method of calculating royalties and other costs for brand and patent utilization, pursuant to the separation of Sony’s businesses into distinct subsidiaries and the realignment of corporate functions.

Imaging Products & Solutions (“IP&S”)

Key Financial Figures

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in millions)
Sales to external customers by product category
Still and Video Cameras	428,777	351,834	415,318
Other	248,454	219,665	231,845

Sales to external customers	677,231	571,499	647,163
Intersegment sales	6,724	8,134	8,729

IP&S segment total sales	683,955	579,633	655,892

IP&S segment operating income	69,320	47,257	74,924

	(Units in millions)
Major product unit sales
Digital cameras within Still and Video Cameras*	6.1	4.2	4.4

* Digital cameras include compact digital cameras and interchangeable lens cameras.

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2018, sales increased 76.3 billion yen year-on-year to 655.9 billion yen. This significant increase was mainly due to the absence of the impact from the Kumamoto Earthquakes in the previous fiscal year, the impact of foreign exchange rates and an improvement in the product mix of Still and Video Cameras reflecting a shift to high value-added models.

Operating income increased 27.7 billion yen year-on-year to 74.9 billion yen. This significant increase was mainly due to the above-mentioned improvement in product mix, the positive impact of foreign exchange rates and the absence of the impact from the Kumamoto Earthquakes in the previous fiscal year.

The operating performance of the IP&S segment for the fiscal year ended March 31, 2018 reflected shrinking markets for compact digital cameras, consumer video cameras and interchangeable lens cameras. In this environment, Sony continued to strengthen its high value-added products, such as interchangeable lens cameras and lenses, and focus on high-end models within its product portfolio of compact digital cameras and consumer video cameras. Sony intends to continue these initiatives in the fiscal year ending March 31, 2019.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales decreased 104.3 billion yen year-on-year to 579.6 billion yen. This significant decrease was mainly due to the impact of foreign exchange rates and a decrease in unit sales resulting from the 2016 Kumamoto Earthquakes.

Operating income decreased 22.1 billion yen year-on-year to 47.3 billion yen. This significant decrease was mainly due to the negative impact of foreign exchange rates and the impact of the above-mentioned decrease in unit sales, partially offset by an improvement in the product mix of Still and Video Cameras reflecting a shift to high value-added models and cost reductions.

Mobile Communications (“MC”)

Key Financial Figures

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in millions)
Sales to external customers	1,121,925	752,688	713,916
Intersegment sales	5,548	6,457	9,826

MC segment total sales	1,127,473	759,145	723,742

MC segment operating income (loss)	(61,435)	10,164	(27,636)

	(Units in millions)
Major product unit sales
Smartphones	24.9	14.6	13.5

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2018, sales decreased 35.4 billion yen year-on-year to 723.7 billion yen. This decrease was due to a decrease in smartphone unit sales.

Operating loss of 27.6 billion yen was recorded, compared to operating income of 10.2 billion yen in the fiscal year ended March 31, 2017. This deterioration in operating results was mainly due to a 31.3 billion yen loss recorded as an impairment charge against long-lived assets, the decrease in unit sales and an increase in the price of key components, partially offset by a reduction in operating costs.

The operating performance of the MC segment for the fiscal year ended March 31, 2018 reflected the continued slowing and maturation of the smartphone market on a global scale. In addition, the Japanese carrier market, where Sony sells many premium smartphones due to its brand strength, shrank mainly due to the proliferation of mobile virtual network operators, with which Sony has traditionally not had business relationships. In this environment, Sony continued to focus on increasing smartphone sales in areas outside of Japan, but these efforts were unsuccessful mainly due to fierce competition. As a result, beginning in the fiscal year ending March 31, 2019, Sony intends to reduce the quantity of unprofitable models and stabilize the segment’s operating results by further reducing operating costs and by growing recurring revenue businesses, such as the internet service provider business.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales decreased 368.3 billion yen year-on-year to 759.1 billion yen. This significant decrease was primarily due to a decrease in smartphone unit sales mainly in Europe, the Middle East and Latin America, as well as a significant downsizing of unit sales in unprofitable regions.

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

Semiconductors

Key Financial Figures

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in millions)
Sales to external customers	599,430	659,779	726,892
Intersegment sales	139,629	113,344	123,118

Semiconductors segment total sales	739,059	773,123	850,010

Semiconductors segment operating income (loss)	14,500	(7,811)	164,023

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2018, sales increased 76.9 billion yen year-on-year to 850.0 billion yen. This increase was primarily due to a significant increase in unit sales of image sensors for mobile products, as well as the absence of the impact from the Kumamoto Earthquakes which resulted in a production decrease in the previous fiscal year, partially offset by a significant decrease in sales of camera modules, a business which was downsized.

Operating income of 164.0 billion yen was recorded, compared to operating loss of 7.8 billion yen in the previous fiscal year. This significant improvement in operating results was primarily due to the impact of the above-mentioned increase in sales, the 28.3 billion yen gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business, the 8.6 billion yen gain resulting from the sale of manufacturing equipment, as well as the 6.7 billion yen in insurance recoveries related to the Kumamoto Earthquakes. Additionally, in the previous fiscal year, the Semiconductors segment operating results included the above-mentioned 23.9 billion yen impairment charge against long-lived assets relating to camera modules, net charges of 15.4 billion yen in expenses resulting from the Kumamoto Earthquakes and 6.5 billion yen in inventory write-downs of certain image sensors for mobile products.

The operating performance of the Semiconductors segment for the fiscal year ended March 31, 2018 reflected continued growth in demand for image sensors for mobile products, which is currently the most important market for Sony’s image sensors. This growth was largely due to increased demand for high value-added products that use these image sensors to improve their front-facing cameras, dual-lens cameras and video functionality. In this environment, Sony continued to streamline the portfolio of the Semiconductors segment to focus on image sensors, exiting from certain other businesses in the segment, including the camera modules business. Sony also continued to invest in production capacity for image sensors and increased its customer base while carefully monitoring demand. Sony intends to continue these initiatives in the fiscal year ending March 31, 2019.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

For the fiscal year ended March 31, 2017, sales increased 34.1 billion yen year-on-year to 773.1 billion yen. This increase in sales was primarily due to a significant increase in unit sales of image sensors mainly for mobile products, partially offset by the impact of foreign exchange rates, a significant decrease in sales of camera modules, a business which was downsized, and the decrease in production due to the 2016 Kumamoto Earthquakes. Sales to external customers increased 10.1% year-on-year.

Operating loss of 7.8 billion yen was recorded, compared to operating income of 14.5 billion yen in the fiscal year ended March 31, 2016. This significant deterioration in operating results was primarily due to the negative impact of foreign exchange rates, the above-mentioned expenses resulting from the 2016 Kumamoto Earthquakes, and a 6.5 billion yen write-down of inventories of certain image sensors mainly for mobile products. This deterioration was partially offset by the above-mentioned year-on-year increase in sales and the decrease in impairment charges against long-lived assets related to the camera module business.

Electronics*

* The term “Electronics” refers to the sum of the G&NS, HE&S, IP&S, MC, and Semiconductors segments.

Inventory

	Fiscal year ended March 31
	2017	2018
	(Yen in billions)
Game & Network Service	81.7	74.0
Home Entertainment & Sound	114.1	121.3
Imaging Products & Solutions	62.9	75.6
Mobile Communications	79.5	78.7
Semiconductors	203.6	240.9

Electronics Total	541.8	590.5

Sales to External Customers by Geographic Area

	Fiscal year ended March 31
	2016	2017	2018
Japan	18.1%	20.1%	18.1%
United States	20.9%	22.4%	22.4%
Europe	28.0%	26.4%	26.5%
China	8.7%	10.1%	11.4%
Asia-Pacific (other than Japan and China)	14.9%	14.6%	15.3%
Other	9.4%	6.4%	6.3%

Electronics Total	100%	100%	100%

Manufacturing by Geographic Area

The following tables set forth the Electronics segments’ total production breakdown of in-house and outsourced production, and the breakdown of in-house production by geographic regions. Figures in parentheses indicate the percentage of products that were exported from each geographic region to other regions.

Total production breakdown of in-house and outsourced production*

	Fiscal year ended March 31
	2017	2018
In-house production	63%	63%
Outsourced production	37%	37%

Electronics total	100%	100%

Breakdown of in-house production by geographic regions*

	Fiscal year ended March 31
	2017		2018
Japan	44% (88%	)	43% (89%	)
China	33% (74%	)	20% (62%	)
Asia-Pacific (other than Japan and China)	22% (56%	)	34% (66%	)
Americas and Europe	2% (less than 5%	)	3% (20%	)

Electronics total	100%		100%

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

Key Financial Figures

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in millions)
Financial services revenue	1,073,069	1,087,504	1,228,377

Financial Services segment operating income	156,543	166,424	178,947

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

For the fiscal year ended March 31, 2018, financial services revenue increased 140.9 billion yen year-on-year to 1,228.4 billion yen. This was primarily due to an increase in revenue at Sony Life. Revenue at Sony Life increased 128.0 billion yen year-on-year to 1,093.6 billion yen, primarily due to higher insurance premium revenue reflecting an increase in the policy amount in force.

Operating income increased 12.5 billion yen year-on-year to 178.9 billion yen primarily due to an increase in operating income at Sony Life and a decrease of equity in net loss of affiliated companies. Operating income at Sony Life increased 4.8 billion yen year-on-year to 159.1 billion yen, mainly due to a gain recorded on the sale of real estate held for investment purposes in the general account, as well as an improvement in net gains and losses on derivative transactions to hedge market risk pertaining to minimum guarantees for variable life insurance. These increases were partially offset by a year-on-year increase in amortization of deferred insurance acquisition costs, primarily driven by a decrease in interest rates in the current fiscal year compared to an increase in interest rates in the previous fiscal year.

The operating performance of the Financial Services segment for the fiscal year ended March 31, 2018 reflected the circumstances in the Japanese economy, bond market and foreign exchange market. The Japanese economy continued to recover, as global demand for information technology products continued and a stable recovery in the Japanese employment situation fueled domestic demand. However, early 2018 was marked by a growing sense of uncertainty regarding the overseas political and economic situation, causing instability in the financial markets with the yen appreciating and stock prices falling. Between April 2017 and September 2017, such factors as political uncertainty and geopolitical risk pushed down Japanese government bond (“JGB”) yields. On the other hand, since October 2017, debates on tax reform in the United States prompted a rise in U.S. government bond yields, which rippled outward to affect JGB yields. Furthermore, with crude oil prices beginning to trend upward, Japan’s core consumer price index increased, spurring expectations among market participants that the Bank of Japan (“BOJ”) would lift the 10-year interest rate target defined in its “quantitative and qualitative monetary easing with long- and short-term interest rate controls.” However, as this situation prompted yen appreciation, the BOJ engaged in fixed-rate buying operations to curtail the rise in JGB yields, thereby indicating its stance toward continuing current levels of monetary easing. Although Sony expects the current environment to continue in the fiscal year ending March 31, 2019, Sony is continuing to pursue growth in the Financial Services segment by focusing on differentiating itself through high-quality financial products and services.

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

Information on Operations Separating Out the Financial Services Segment

The following schedules show unaudited condensed statements of income for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2016	2017	2018
	(Yen in millions)
Financial services revenue	1,073,069	1,087,504	1,228,377
Financial services expenses	914,508	917,365	1,049,305
Other operating expenses, net	1,373	114	64

	915,881	917,479	1,049,369
Equity in net loss of affiliated companies	(645)	(3,601)	(61)

Operating income	156,543	166,424	178,947
Other income (expenses), net	—	—	—

Income before income taxes	156,543	166,424	178,947
Income taxes	37,689	47,604	51,825

Net income	118,854	118,820	127,122
Less — Net income attributable to noncontrolling interests	52	107	201

Net income of Financial Services	118,802	118,713	126,921

	Fiscal year ended March 31
Sony without Financial Services segment	2016	2017	2018
	(Yen in millions)
Net sales and operating revenue	7,044,415	6,527,499	7,329,755
Costs of sales	5,176,143	4,761,541	5,199,748
Selling, general and administrative	1,687,715	1,501,957	1,578,716
Other operating expense, net	45,793	148,887	4,008

	6,909,651	6,412,385	6,782,472
Equity in net income of affiliated companies	2,883	7,164	8,630

Operating income	137,647	122,278	555,913
Other income (expenses), net	20,755	(22,728)	(20,738)

Income before income taxes	158,402	99,550	535,175
Income taxes	57,101	76,454	99,945

Net income	101,301	23,096	435,230
Less — Net income attributable to noncontrolling interests	14,350	8,502	9,311

Net income of Sony without Financial Services	86,951	14,594	425,919

	Fiscal year ended March 31
Consolidated	2016	2017	2018
	(Yen in millions)
Financial services revenue	1,066,319	1,080,284	1,221,235
Net sales and operating revenue	7,039,393	6,522,966	7,322,747

	8,105,712	7,603,250	8,543,982
Costs of sales	5,166,894	4,753,010	5,188,259
Selling, general and administrative	1,691,930	1,505,956	1,583,197
Financial services expenses	907,758	910,144	1,042,163
Other operating expenses	47,171	149,001	4,072

	7,813,753	7,318,111	7,817,691
Equity in net income of affiliated companies	2,238	3,563	8,569

Operating income	294,197	288,702	734,860
Other income (expenses), net	10,307	(37,083)	(35,811)

Income before income taxes	304,504	251,619	699,049
Income taxes	94,789	124,058	151,770

Net income	209,715	127,561	547,279
Less — Net income attributable to noncontrolling interests	61,924	54,272	56,485

Net income attributable to Sony Corporation’s Stockholders	147,791	73,289	490,794

All Other

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

Sales for the fiscal year ended March 31, 2018 decreased 43.3 billion yen year-on-year to 407.2 billion yen. This decrease in sales was primarily due to a decrease in sales in the battery business.

Operating loss for the fiscal year ended March 31, 2018 decreased 6.1 billion yen year-on-year to 23.5 billion yen. This decrease was primarily due to the absence of a 42.3 billion yen impairment charge related to the transfer of the battery business recorded in the previous fiscal year, partially offset by the absence of a gain of 37.2 billion yen from the sale of certain shares of M3 recorded in the previous fiscal year.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

Sales for the fiscal year ended March 31, 2017 decreased 89.7 billion yen year-on-year to 450.5 billion yen. This significant decrease in sales was primarily due to the impact of foreign rates and a decrease in sales in the battery business, as well as the disc manufacturing business resulting from the contraction of the market.

Operating loss for the fiscal year ended March 31, 2017 decreased 11.7 billion yen year-on-year to 29.6 billion yen. This decrease was primarily due to the absence of the 30.6 billion yen impairment charge related to long-lived assets of the battery business recorded in the fiscal year ended March 31, 2016 and the above-mentioned gain from the sale of certain shares of M3, partially offset by an impairment charge related to the planned transfer of the battery business and the impact of the above-mentioned decrease in sales.

Restructuring

In a highly competitive landscape, Sony has continued to make efforts to revitalize its Electronics businesses and has undertaken a number of restructuring initiatives including exiting businesses or product categories, headcount reduction programs, and streamlining of its sales and administrative functions. For example, during the fiscal year ended March 31, 2018, Sony transferred its battery business to the Murata Manufacturing Co., Ltd. Group. In accordance with the transfer, Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation of these assets and liabilities, recorded impairment losses of 42.3 billion yen in other operating expenses (net) in the fiscal year ended March 31, 2017. In an effort to optimize the organization and improve the performance of its businesses, Sony implemented a number of restructuring initiatives, primarily within the Music segment, targeting effectiveness and cost reduction in the fiscal year ended March 31, 2018.

Sony believes the competitive environment will continue to be difficult, and therefore plans to be vigilant with respect to the scale of its businesses and to changes in the environment. Sony will continue to evaluate the cost and profit structure of its businesses and continue to take action to reduce cost where Sony believes appropriate.

The chart below shows the restructuring charges, which include non-cash charges related to depreciation associated with restructured assets, recorded in the fiscal years ended March 31, 2016, 2017 and 2018. For further details, refer to Note 19 of the consolidated financial statements.

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in millions)
Restructuring charges	38,259	60,215	22,405

Foreign Exchange Fluctuations and Risk Hedging

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

During the fiscal year ended March 31, 2018, the average rates of the yen were 110.9 yen against the U.S. dollar and 129.7 yen against the euro, which were 2.5 yen and 10.9 yen lower, respectively, than the fiscal year ended March 31, 2017. For the latest yen exchange rates per U.S. dollar, refer to “Selected Financial Data” in “Item 3. Key Information.”

For the fiscal year ended March 31, 2018, consolidated sales increased 940.7 billion yen (12%) year-on-year to 8,544.0 billion yen. On a constant currency basis, sales increased approximately 9% year-on-year.

Consolidated operating income increased 446.2 billion yen year-on-year to 734.9 billion yen. The foreign exchange fluctuations had a positive impact on the consolidated operating results mainly in Electronics.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

During the fiscal year ended March 31, 2017, the average rates of the yen were 108.4 yen against the U.S. dollar and 118.8 yen against the euro, which were 11.7 yen and 13.8 yen higher, respectively, than the fiscal year ended March 31, 2016. For the latest yen exchange rates per U.S. dollar, refer to “Selected Financial Data” in “Item 3. Key Information.”

For the fiscal year ended March 31, 2017, consolidated sales decreased 502.4 billion yen (6.2%) year-on-year to 7,603.3 billion yen. On a constant currency basis, sales were essentially flat year-on-year.

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

		Fiscal year ended March 31			Impact of changes in foreign exchange rates
		2016	2017	2018	2016 to 2017	2017 to 2018
		(Yen in billions)
G&NS	Sales	1,551.9	1,649.8	1,943.8	-144.2	+82.5
	Operating income	88.7	135.6	177.5	-2.2	+19.8
HE&S	Sales	1,159.0	1,039.0	1,222.7	-111.3	+56.4
	Operating income	50.6	58.5	85.8	-13.4	+22.8
IP&S	Sales	684.0	579.6	655.9	-55.1	+22.9
	Operating income	69.3	47.3	74.9	-26.5	+11.6
MC	Sales	1,127.5	759.1	723.7	-37.8	+16.1
	Operating income (loss)	(61.4)	10.2	(27.6)	+26.1	-5.3
Semiconductors	Sales	739.1	773.1	850.0	-76.3	+20.8
	Operating income (loss)	14.5	(7.8)	164.0	-43.7	+11.7

During the fiscal year ended March 31, 2018, sales for the Music segment increased 24% year-on-year to 800.0 billion yen, while sales increased approximately 22% year-on-year on a constant currency basis. In the Pictures segment, sales increased 12% year-on-year to 1,011.1 billion yen, while sales increased approximately 10% on a U.S. dollar basis. During the fiscal year ended March 31, 2017, sales for the Music segment increased 4.6% year-on-year to 647.7 billion yen, while sales increased approximately 11% year-on-year on a constant currency basis. In the Pictures segment, sales decreased 3.7% year-on-year to 903.1 billion yen, while sales increased approximately 5% on a U.S. dollar basis. For a detailed analysis of segment performance, refer to the Music and Pictures segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFH. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

During the fiscal year ended March 31, 2018, Sony estimated that a one yen appreciation against the U.S. dollar would have decreased Electronics sales by approximately 21 billion yen, with an increase in operating income of approximately 3.5 billion yen. A one yen appreciation against the euro was estimated to decrease Electronics sales by approximately 9.5 billion yen, with a corresponding decrease in operating income of approximately 5.5 billion yen. For more details, refer to “Risk Factors” in “Item 3. Key Information.”

Sony’s consolidated results are subject to foreign currency rate fluctuations primarily due to different currency composition of revenue and costs. In the G&NS segment, a significant proportion of costs is incurred in U.S. dollars but sales are recorded in Japanese yen, U.S. dollars or euros. As a result, the yen appreciation against the U.S. dollar has a positive impact on operating income while the yen appreciation against the euro has a negative impact. In the HE&S segment, yen appreciation against emerging market currencies has a negative impact on operating income, but yen appreciation against the U.S. dollar has a positive impact on operating income due to a high proportion of manufacturing costs being incurred in U.S. dollars. In the IP&S segment, there is a relatively high proportion of costs in yen, while a large proportion of sales is in emerging markets; therefore, yen appreciation against the currencies of emerging markets, particularly the Chinese yuan, has a negative impact on operating income. In the MC segment, the proportion of sales in yen is relatively high, but a significant proportion of manufacturing and procurement costs is incurred in U.S. dollars. Therefore, yen appreciation against the U.S. dollar has a positive impact on operating income. In the Semiconductors segment, a significant proportion of sales contracts are denominated in U.S. dollars, but manufacturing operations are located in Japan, and, therefore, yen appreciation against the U.S. dollar has a significantly negative impact on operating income.

In order to reduce the risk caused by foreign exchange rate fluctuations, Sony employs derivatives, including foreign exchange forward contracts and foreign currency option contracts, in accordance with a consistent risk management strategy. Such derivatives are used primarily to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated or anticipated by Sony’s transactions and accounts receivable and payable denominated in foreign currencies.

Sony Global Treasury Services Plc (“SGTS”) in the U.K. provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. Sony’s policy of concentrating its foreign exchange exposures means that SGTS and Sony Corporation hedge most of the net foreign exchange exposure within the Sony group. Sony has a policy on the use of derivatives that, in principle, SGTS should centrally deal with and manage derivatives with financial institutions for risk management purposes. SGTS enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of these transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures for a period of one to three months before the actual transactions take place. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives primarily for asset liability management.

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount of all the foreign exchange derivative contracts as of March 31, 2017 and 2018 was 2,567.7 billion yen and 2,420.6 billion yen, respectively. The net fair value of all the foreign exchange derivative contracts as of March 31, 2017 and 2018 was an asset of 9.4 billion yen and 15.2 billion yen, respectively. Refer to Note 14 of the consolidated financial statements.

* Note: In this section, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the previous fiscal year from the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Additionally, the MC segment enters into its own foreign exchange hedging transactions. The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment. The descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the fiscal year ended March 31, 2016 and 2017 to local currency-denominated monthly sales in the fiscal years ended March 31, 2017 and 2018, respectively. For Sony Music Entertainment and Sony/ATV Music Publishing in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Assets, Liabilities and Stockholders’ Equity

The following schedules show unaudited condensed balance sheets for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

	Financial Services		Sony without Financial Services		Consolidated
	March 31 2017	March 31 2018	March 31 2017	March 31 2018	March 31 2017	March 31 2018
	(Yen in millions)
Assets
Current assets:
Cash and cash equivalents (*1)	268,382	393,133	691,760	1,193,196	960,142	1,586,329
Marketable securities (*2)	1,051,441	1,176,601	—	—	1,051,441	1,176,601
Notes and accounts receivable, trade	10,931	15,612	947,602	1,003,558	953,811	1,012,779
Inventories	—	—	640,835	692,937	640,835	692,937
Other receivables	56,807	60,819	167,127	130,393	223,632	190,706
Prepaid expenses and other current assets	112,085	137,539	414,420	379,893	525,861	516,744

Total current assets	1,499,646	1,783,704	2,861,744	3,399,977	4,355,722	5,176,096

Film costs	—	—	336,928	327,645	336,928	327,645
Investments and advances (*3)	9,904,576	10,560,933	285,965	272,545	10,111,793	10,756,058
Investments in Financial Services, at cost	—	—	133,514	133,514	—	—
Property, plant and equipment	21,323	22,424	735,590	715,760	758,199	739,470
Other assets:
Intangibles, net	30,643	34,622	553,542	492,546	584,185	527,168
Goodwill	2,375	7,225	520,163	523,267	522,538	530,492
Deferred insurance acquisition costs	568,837	586,670	—	—	568,837	586,670
Deferred income taxes	1,868	1,684	97,090	95,088	98,958	96,772
Other	34,607	33,267	292,529	295,650	323,396	325,167

Total other assets	638,330	663,468	1,463,324	1,406,551	2,097,914	2,066,269

Total assets	12,063,875	13,030,529	5,817,065	6,255,992	17,660,556	19,065,538

Liabilities and Equity
Current liabilities:
Short-term borrowings (*4)	411,643	433,119	106,437	288,496	518,079	721,615
Notes and accounts payable, trade	—	—	539,900	468,550	539,900	468,550
Accounts payable, other and accrued expenses	31,486	37,479	1,364,042	1,477,875	1,394,758	1,514,433
Accrued income and other taxes	13,512	19,401	92,525	126,504	106,037	145,905
Deposits from customers in the banking business	2,071,091	2,159,246	—	—	2,071,091	2,159,246
Other	173,853	181,467	422,916	435,996	591,874	610,792

Total current liabilities	2,701,585	2,830,712	2,525,820	2,797,421	5,221,739	5,620,541

Long-term debt (*4)	75,511	205,373	609,692	421,817	681,462	623,451
Accrued pension and severance costs	31,289	33,062	365,427	361,442	396,715	394,504
Deferred income taxes	317,043	342,405	115,781	107,458	432,824	449,863
Future insurance policy benefits and other (*5)	4,834,492	5,221,772	—	—	4,834,492	5,221,772
Policyholders’ account in the insurance business	2,631,073	2,820,702	—	—	2,631,073	2,820,702
Other	21,825	17,778	317,980	284,270	314,771	278,338

Total liabilities	10,612,818	11,471,804	3,934,700	3,972,408	14,513,076	15,409,171

Redeemable noncontrolling interest	—	—	12,058	9,210	12,058	9,210
Equity:
Stockholders’ equity of Financial Services	1,449,605	1,557,062	—	—	—	—
Stockholders’ equity of Sony without Financial Services	—	—	1,770,632	2,173,128	—	—
Sony Corporation’s stockholders’ equity	—	—	—	—	2,497,246	2,967,366
Noncontrolling interests	1,452	1,663	99,675	101,246	638,176	679,791

Total Equity	1,451,057	1,558,725	1,870,307	2,274,374	3,135,422	3,647,157

Total liabilities and equity	12,063,875	13,030,529	5,817,065	6,255,992	17,660,556	19,065,538

*1 Refer to Cash Flow section below for details regarding the year-on-year increases in cash and cash equivalents as of March 31, 2018 in the Financial Services segment and for all segments excluding Financial Services segment.

*2 Marketable securities as of March 31, 2018 in the Financial Services segment increased year-on-year due to increases in the amount of marketable securities mainly at Sony Life.

*3 Investments and advances as of March 31, 2018 in the Financial Services segment increased year-on-year due to increases in investments and advances mainly at Sony Life.

*4 In all segments excluding the Financial Services segment, short-term borrowings as of March 31, 2018 increased year-on-year while long-term debt decreased year-on-year. These changes were mainly due to conversions from long-term debt to short-term borrowings for long-term debts whose repayment terms had become shorter than one year. In the Financial Services segment, long-term debt increased year-on-year due to an increase in long-term debt mainly at Sony Bank.

*5 Future insurance policy benefits and others as of March 31, 2018 in the Financial Services segment increased year-on-year due to an increase in future insurance policy benefits mainly at Sony Life.

Investments

The following table contains available-for-sale and held-to-maturity securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2018
	Cost	Unrealized gain	Unrealized loss	Fair market value
	(Yen in millions)
Financial Services Business:
Available-for-sale
Debt securities
Sony Life	1,299,105	190,736	(4,202)	1,485,639
Sony Bank	669,317	4,223	(1,185)	672,355
Other	63,181	94	(28)	63,247
Equity securities
Sony Life	25,459	17,196	(264)	42,391
Sony Bank	—	—	—	—
Other	413	2,611	—	3,024
Held-to-maturity
Debt securities
Sony Life	6,463,675	1,643,497	(56,528)	8,050,644
Sony Bank	200	1	—	201
Other	79,079	17,186	(322)	95,943
Total Financial Services	8,600,429	1,875,544	(62,529)	10,413,444
Non-Financial Services:
Available-for-sale securities	29,804	51,916	(512)	81,208
Held-to-maturity securities	—	—	—	—
Total Non-Financial Services	29,804	51,916	(512)	81,208
Consolidated	8,630,233	1,927,460	(63,041)	10,494,652

At March 31, 2018, Sony Life had debt and equity securities with gross unrealized losses of 61.0 billion yen. Of the unrealized loss, 94.7% related to securities in an unrealized loss position for periods greater than 12 months at March 31, 2018. Sony Life principally invests in Japanese and foreign government and corporate bonds. Almost all of the debt securities in which Sony Life invested were rated higher than or equal to “BBB” or its equivalent by Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) or other rating agencies.

At March 31, 2018, Sony Bank had debt securities with gross unrealized losses of 1.2 billion yen. Of the unrealized loss, 93.2% related to securities in an unrealized loss position for periods greater than 12 months at March 31, 2018. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds and foreign bonds. Almost all of these securities were rated higher than or equal to “BBB” or its equivalent by S&P, Moody’s or other rating agencies.

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

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2018 (60.7 billion yen), maturity dates vary as follows:

• Within 1 year:	—
• 1 to 5 years:	—
• 5 to 10 years:	—
• above 10 years:	100.0%

For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2018 (1.2 billion yen), maturity dates vary as follows:

• Within 1 year:	15.1%
• 1 to 5 years:	65.1%
• 5 to 10 years:	1.9%
• above 10 years:	17.9%

For the fiscal years ended March 31, 2016, 2017 and 2018, Sony Life recorded net realized gains on available-for-sale securities of 19.3 billion yen, 1.3 billion yen and 0 billion yen, respectively.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2018 was 52.4 billion yen. A non-public equity investment is primarily valued at cost if fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2016, 2017 and 2018, total realized impairment losses were 3.6 billion yen, 7.6 billion yen and 5.2 billion yen, respectively, of which 0.1 billion yen, 0.05 billion yen and 0.2 billion yen, respectively, were recorded in financial services revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-Financial Services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony.

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

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. As of March 31, 2018, Sony Life and Sony Bank account for approximately 92% and 7% of the investments in the Financial Services segment, respectively.

Cash Flows

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017:

Operating Activities: During the fiscal year ended March 31, 2018, there was a net cash inflow of 1,255.0 billion yen from operating activities, an increase of 445.7 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 771.7 billion yen, an increase of 325.9 billion yen year-on-year. This increase was primarily due to an increase in net income after taking into account non-cash adjustments (including depreciation and amortization, gain on sales of securities investments and other operating income (expense)) and an increase in accrued expenses in other current liabilities.

The Financial Services segment had a net cash inflow of 498.6 billion yen, an increase of 122.4 billion yen year-on-year. This increase was primarily due to an increase in insurance premium revenue at Sony Life.

Investing Activities: During the fiscal year ended March 31, 2018, Sony used 822.2 billion yen of net cash in investing activities, a decrease of 431.8 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 163.1 billion yen, a decrease of 136.3 billion yen year-on-year. This decrease was mainly due to a decrease in payments for fixed asset purchases such as semiconductor manufacturing equipment, as well as a year-on-year increase in cash proceeds from the sales of fixed assets and businesses, such as the battery business.

The Financial Services segment used 659.3 billion yen of net cash, a decrease of 293.9 billion yen year-on-year. This decrease was mainly due to a year-on-year decrease in payments for investments and advances at Sony Life and Sony Bank.

In all segments excluding the Financial Services segment, net cash generated in operating and investing activities combined* for the fiscal year ended March 31, 2018 was 608.6 billion yen, a year-on-year increase of 462.2 billion yen.

Financing Activities: Net cash provided by financing activities during the fiscal year ended March 31, 2018, was 246.5 billion yen, a decrease of 205.8 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 54.1 billion yen net cash outflow, a decrease of 119.3 billion yen year-on-year. This decrease was mainly due to a year-on-year decrease in the repayment of long-term debt, as well as the absence of the payment for the purchase of Sony/ATV shares from the Estate in the fiscal year ended March 31, 2017. On the other hand, during the fiscal year ended March 31, 2017, Sony raised capital from the issuance of straight bonds.

In the Financial Services segment, there was a 285.4 billion yen net cash inflow, a decrease of 326.2 billion yen year-on-year. This decrease was primarily due to a decrease in short-term borrowings at Sony Life.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2018 was 1,586.3 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 1,193.2 billion yen at March 31, 2018, an increase of 501.4 billion yen compared with the balance as of March 31, 2017. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 393.1 billion yen at March 31, 2018, an increase of 124.8 billion yen compared with the balance as of March 31, 2017.

Fiscal year ended March 31, 2017 compared to fiscal year ended March 31, 2016:

Operating Activities: During the fiscal year ended March 31, 2017, there was a net cash inflow of 809.3 billion yen from operating activities, an increase of 60.2 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 445.8 billion yen, an increase of 183.0 billion yen year-on-year. This increase was primarily due to an increase in net income after taking into account non-cash adjustments (including depreciation and amortization, gain on sales of securities investments and other operating income (expense)) and a decrease of inventories, compared to an increase in the fiscal year ended March 31, 2016.

The Financial Services segment had a net cash inflow of 376.2 billion yen, a decrease of 119.1 billion yen year-on-year. This decrease was primarily due to a decrease in net income after taking into account a net gain or loss on revaluation of marketable securities held for trading purposes.

Investing Activities: During the fiscal year ended March 31, 2017, Sony used 1,254.0 billion yen of net cash in investing activities, an increase of 223.6 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 299.4 billion yen, a decrease of 35.5 billion yen year-on-year. This decrease was mainly due to a decrease in payments for fixed asset purchases such as semiconductor manufacturing equipment.

The Financial Services segment used 953.2 billion yen of net cash, an increase of 259.2 billion yen year-on-year. This increase was mainly due to a year-on-year decrease in proceeds from sales or return of investments and collections of advances at Sony Life.

In all segments excluding the Financial Services segment, net cash generated in operating and investing activities combined* for the fiscal year ended March 31, 2017 was 146.3 billion yen, a 218.5 billion yen improvement from net cash used in the fiscal year ended March 31, 2016.

Financing Activities: Net cash provided by financing activities during the fiscal year ended March 31, 2017, was 452.3 billion yen, an increase of 72.2 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 173.4 billion yen net cash outflow, compared to a 144.8 billion yen net cash inflow in the fiscal year ended March 31, 2016. During the fiscal year ended March 31, 2017, there was a net cash outflow as Sony redeemed long-term debt and made a payment for the acquisition of the 50% equity interest in Sony/ATV previously owned by the Estate, making Sony/ATV a wholly-owned subsidiary of Sony, partially offset by the issuance of straight bonds by Sony. During the fiscal year ended March 31, 2016, Sony issued new stock and convertible bonds.

In the Financial Services segment, there was a 611.6 billion yen net cash inflow, an increase of 386.7 billion yen year-on-year. This increase was primarily due to an increase in short-term borrowings at Sony Life and a larger year-on-year increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2017 was 960.1 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 691.8 billion yen at March 31, 2017, a decrease of 58.2 billion yen compared with the balance as of March 31, 2016. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 268.4 billion yen at March 31, 2017, an increase of 34.7 billion yen compared with the balance as of March 31, 2016.

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

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in billions)
Net cash provided by operating activities reported in the consolidated statements of cash flows	749.1	809.3	1,255.0
Net cash used in investing activities reported in the consolidated statements of cash flows	(1,030.4)	(1,254.0)	(822.2)

(1)	(281.3)	(444.7)	432.8
Less: Net cash provided by operating activities within the Financial Services segment (2)	495.3	376.2	498.6
Less: Net cash used in investing activities within the Financial Services segment (3)	(694.0)	(953.2)	(659.3)
Eliminations**(4)	10.5	14.1	15.1

Cash flow generated by operating and investing activities combined excluding the Financial Services segment’s activities (1) - (2) - (3) + (4)	(72.1)	146.3	608.6

** Eliminations primarily consist of intersegment dividend payments

Information on Cash Flows Separating Out the Financial Services Segment

The following schedules show unaudited condensed statements of cash flows for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
	Financial Services			Sony without Financial Services			Consolidated
	2016	2017	2018	2016	2017	2018	2016	2017	2018
	(Yen in millions)
Cash flows from operating activities:
Net income (loss)	118,854	118,820	127,122	101,301	23,096	435,230	209,715	127,561	547,279
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	102,270	47,056	79,843	294,821	279,992	281,601	397,091	327,048	361,444
Amortization of film costs	—	—	—	299,587	297,505	359,274	299,587	297,505	359,274
Other operating (income) expense, net	1,373	114	64	45,793	148,887	4,008	47,171	149,001	4,072
(Gain) loss on sale or devaluation of securities investments, net	2,653	47	220	(48,857)	7,404	3,438	(46,204)	7,451	3,658
(Gain) loss on revaluation of marketable securities held for trading purposes, net	44,821	(55,789)	(47,339)	—	—	—	44,821	(55,789)	(47,339)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(2,478)	(1,163)	(3,880)	(6,080)	(37,148)	(77,793)	(5,828)	(37,529)	(80,004)
(Increase) decrease in inventories	—	—	—	(57,804)	11,199	(51,508)	(57,804)	11,199	(51,508)
(Increase) decrease in film costs	—	—	—	(318,391)	(331,179)	(362,496)	(318,391)	(331,179)	(362,496)
Increase (decrease) in notes and accounts payable, trade	—	—	—	(49,525)	(1,386)	(87,939)	(49,525)	(1,386)	(87,939)
Increase (decrease) in future insurance policy benefits and other	403,392	433,803	495,419	—	—	—	403,392	433,803	495,419
(Increase) decrease in deferred insurance acquisition costs	(83,774)	(93,234)	(86,779)	—	—	—	(83,774)	(93,234)	(86,779)
(Increase) decrease in marketable securities held for trading purposes	(107,433)	(81,456)	(89,797)	—	—	—	(107,433)	(81,456)	(89,797)
Other	15,605	8,031	23,714	1,938	47,400	267,836	16,271	56,267	289,688

Net cash provided by (used in) operating activities	495,283	376,229	498,587	262,783	445,770	771,651	749,089	809,262	1,254,972

Cash flows from investing activities:
Payments for purchases of fixed assets	(8,495)	(12,296)	(13,386)	(366,916)	(321,200)	(249,770)	(375,411)	(333,509)	(262,989)
Payments for investments and advances	(1,219,623)	(1,232,059)	(963,210)	(20,831)	(17,106)	(13,801)	(1,241,923)	(1,250,498)	(977,011)
Proceeds from sales or return of investments and collections of advances	534,072	289,901	317,159	81,535	16,078	6,596	615,607	305,979	323,755
Other	15	1,262	162	(28,688)	22,793	93,887	(28,676)	24,055	94,048

Net cash provided by (used in) investing activities	(694,031)	(953,192)	(659,275)	(334,900)	(299,435)	(163,088)	(1,030,403)	(1,253,973)	(822,197)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	76,841	358,010	140,055	(236,289)	(46,516)	(24,379)	(159,440)	311,223	115,676
Increase (decrease) in deposits from customers, net	165,169	277,152	169,479	—	—	—	165,169	277,152	169,479
Dividends paid	(17,400)	(23,926)	(23,921)	(12,751)	(25,301)	(28,490)	(12,751)	(25,301)	(28,490)
Other	312	408	(174)	393,791	(101,608)	(1,214)	387,144	(110,772)	(10,209)

Net cash provided by (used in) financing activities	224,922	611,644	285,439	144,751	(173,425)	(54,083)	380,122	452,302	246,456

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(64,609)	(31,061)	(53,044)	(64,609)	(31,061)	(53,044)

Net increase (decrease) in cash and cash equivalents	26,174	34,681	124,751	8,025	(58,151)	501,436	34,199	(23,470)	626,187
Cash and cash equivalents at beginning of the fiscal year	207,527	233,701	268,382	741,886	749,911	691,760	949,413	983,612	960,142

Cash and cash equivalents at end of the fiscal year	233,701	268,382	393,133	749,911	691,760	1,193,196	983,612	960,142	1,586,329

B.	Liquidity and Capital Resources

The description below covers basic financial policy and figures for Sony’s consolidated operations except for the Financial Services segment and So-net Media Networks Corporation, which secure liquidity on their own. Furthermore, the Financial Services segment is described separately at the end of this section.

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

In order to meet working capital requirements, Sony Corporation and SGTS maintain Commercial Paper (“CP”) programs that have the ability to access the Japanese, U.S. and European CP markets, subject to prevailing market conditions. Although the borrowing limits under the CP program, translated into yen, were 8,187 billion yen in total for Sony Corporation and SGTS as of March 31, 2018, there were no amounts outstanding under the CP programs as of and during the fiscal year ended March 31, 2017. On April 10, 2018, Sony Capital Corporation (“SCC”), a subsidiary in the U.S., established a 2 billion U.S. dollar CP program for the purpose of flexibly securing short-term working capital in the U.S.

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 459.4 billion yen in unused committed lines of credit, as of March 31, 2018. Details of those committed lines of credit are: a 300.0 billion yen committed line of credit contracted with a syndicate of Japanese banks and a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks. The above-mentioned 300.0 billion yen committed line with a syndicate of Japanese banks was renewed as of April 2, 2018, will remain in effect until July 2020 and was decreased to 275.0 billion yen. The above-mentioned 1.5 billion U.S. dollar committed line with a syndicate of Japanese banks was renewed as of April 2, 2018, will remain in effect until December 2023 and was increased to 1.7 billion U.S. dollars. In addition, a 525 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks expired at the end of March 2018, was renewed as of April 2, 2018 and will remain in effect until March 2020. In all of the above-mentioned committed lines, Sony Corporation and SGTS are defined as borrowers. In the above-mentioned multi-currency committed line with a syndicate of Japanese banks, SCC was also defined as a borrower as of April 2, 2018. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

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

Financial Services segment

The management of SFH, Sony Life, Sony Assurance and Sony Bank recognizes the importance of securing sufficient liquidity to cover the payment of obligations that these companies incur in the ordinary course of business. Sony Life, Sony Assurance and Sony Bank maintain a sufficient cash balance and secure sufficient means to meet their obligations while abiding by laws and regulations such as the Insurance Business Act or the Banking Act of Japan, and restrictions imposed by the Financial Services Agency and other regulatory authorities as well as establishing and operating under company guidelines that comply with these regulations. Sony Life and Sony Assurance establish a sufficient level of liquidity for the smooth payment of insurance claims when they invest primarily in various securities cash inflows which are mainly from policyholders’ insurance premiums. Sony Bank maintains a necessary level of liquidity for the smooth settlement of transactions when it uses its cash inflows, which come mainly from customers’ deposits in local currency, in order to offer mortgage loans to individuals, and the remaining cash inflows are invested mainly in marketable securities. Cash inflows from customers’ deposits in foreign currencies are invested mainly in investment instruments of the same currency.

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

Through the key themes of KANDO—to move people emotionally—and “getting closer to people,” Sony plans to continue to conduct R&D based on the spirit of innovation and challenge detailed in its Founding Prospectus. While continuing its R&D efforts to enhance product strength for Branded Hardware, comprised of the HE&S, IP&S and MC segments that bear the Sony brand, Sony will also strive to expand the G&NS ecosystem, which combines hardware and network services, and to expand the use of technology in B2B areas such as entertainment and Financial Services. In the Semiconductors segment, Sony plans to strengthen its sensing technology through continued R&D efforts.

Sony has engaged in the separation of business units into distinct subsidiaries across the Sony Group, in order to reinforce the competitiveness of each business, and ensure clearly attributable accountability and responsibility. Concurrently, Sony has also realigned the Group headquarters functions and platform functions that support each of its business units in order to enhance the effectiveness and efficiency of these operations. At its Group headquarters, Sony promotes corporate R&D, which leads its differentiation and creativity through technological innovation.

R&D costs for the fiscal year ended March 31, 2018 increased by 11.0 billion yen to 458.5 billion yen. The ratio of R&D expense to total revenue excluding Financial Services was 6.3% compared to 6.9% in the previous fiscal year.

The following table includes R&D expenses in the fiscal years ended March 31, 2016, 2017, and 2018.

	Fiscal year ended March 31
	2016	2017	2018
	(Yen in billions)
R&D expenses
Game & Network Services	91.9	95.6	106.2
Home Entertainment & Sound	44.8	47.3	58.0
Imaging Products & Solutions	61.5	58.6	58.6
Mobile Communications	78.1	54.9	55.4
Semiconductors	120.4	117.6	107.2
Corporate R&D	31.3	44.4	44.9
Total	468.2	447.5	458.5

Consolidated R&D costs for the fiscal year ending March 31, 2019 are expected to increase to 470 billion yen.

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

Issues Facing Sony and Management’s Response to those Issues

The global economy has recovered, supported by the economies of emerging markets such as China. Advanced economies have benefited from consumer spending bolstered by improvements in employment and income, and are gradually recovering as a whole. On the other hand, noneconomic shocks related to geopolitical conflicts, political discord, or terrorism loom over many regions, and could have a significant impact on the global economy.

The uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles, primarily in Sony’s Electronics businesses.

On May 22, 2018, Sony unveiled a corporate direction and mid-term strategy (“third mid-range plan”) that charts the path forward for Sony over the next three years, starting with the fiscal year ending March 31, 2019 and finishing with the fiscal year ending March 31, 2021. Through the key themes of KANDO — to move people emotionally — and “getting closer to people,” Sony will aim to sustainably generate societal value and high profitability across its three primary business areas of Electronics, entertainment, and Financial Services. It will pursue this strategy based on the following basic principles.

Overall Strategy

•	Reinforce Sony’s user-oriented Direct to Consumer services and its creator-oriented content IP, and create “Communities of Interest” that bring together people who share similar emotional values and experiences.

•	Position Branded Hardware, which allows Sony to connect users and creators through its innovative video and audio technologies, as a sustainable and consistent cash flow generating business.

•	In the area of CMOS image sensors that capture the real world in which we all live, and are vital to KANDO content creation, aim to maintain Sony’s global number one position in imaging applications, and become the global leader in sensing.

Initiatives of each Business Segment

<Game & Network Services>

•	The business of the G&NS segment is about being connected with both users as well as creators with PlayStation®4 as its core, and the basic strategy is to further expand PlayStationTMNetwork (“PSN”), which has now become one of the world’s leading network services with annual sales of more than one trillion yen and monthly active users of more than 80 million. Specifically, Sony aims to grow subscribers to the PlayStation®Plus service, and increase user engagement with PSN as measured by login frequency and time spent on the platform, by having more people use its products and services such as PlayStation®VR, the cloud gaming service PlayStationTMNow, the video services PlayStationTMVue and PlayStationTMVideo, and the music service PlayStationTMMusic. Sony will also aim to strengthen its content IP by creating and utilizing IP for in-house production titles and harnessing growth opportunities in areas such as add-on content.

<Music>

•	The basic strategy for the Music segment is to strengthen Sony’s music content IP. In order to maximize the business opportunities from the continuing growth of the streaming market, Sony will seek to reinforce the quality and quantity of its content IP catalog, while also discovering and nurturing new artists to generate new IP.

•	In addition to music IP, Sony’s animation IP is another vital part of this segment, and Sony will continue to build these assets going forward.

<Pictures>

•	The basic strategy for the Pictures segment is to strengthen and leverage Sony’s IP while also expanding the Media Networks business, particularly in India, in order to continue to enhance profitability.

<Branded Hardware>

•	Sony will aim to position Branded Hardware as a sustainable and consistent cash flow generating business that enables continued investment in Sony Group’s growth. In the fiscal year ended March 31, 2018, Branded Hardware was the driving force behind Sony’s record profits, and from the fiscal year ending March 31, 2019 to the fiscal year ending March 31, 2021, it is expected to be the business which generates the most stable cash flow. In this area, Sony will continue its policy of targeting profitability and the premium market rather than unnecessarily pursuing volume.

•	In addition, Sony will leverage the technologies cultivated in Branded Hardware to support long-term initiatives in areas such as medical products and AI x Robotics.

<Semiconductors>

•	CMOS image sensors are key component devices in growth industries such as the internet of things, artificial intelligence, autonomous vehicles, and more. Sony’s competitive strength in this area is based on its wealth of technological expertise in analog semiconductors, cultivated over many years from the charge-coupled device (CCD) era. Sony aims to maintain its global number one position in imaging and, in the longer term, become number one in sensing applications. To this end, Sony will extend its development of sensing applications beyond the area of smartphones, into new domains such as automotive use.

<Financial Services>

•	The Financial Services segment, which continues to generate a high level of revenue and provide a stable source of profit for the Sony Group, is a business with direct and very close ties to customers. Through FinTech (financial services that utilize information technology), Sony will aim to position itself even closer to customers.

Sony’s Long-term Vision and Creating Social Value

•	In addition to creating economic value as a company, Sony must also be managed with a view toward creating social value, including the natural environment of the Earth.

•	With its mission of KANDO, Sony will aim to create social value by giving people a sense of enrichment through the creation of a Community of Interest.

•	At the same time, based on the recognition that Sony’s business only exists because of its natural environment and society, Sony will continue to promote environmental and human rights initiatives, from a long-term perspective, across all levels of its supply chain.

•	Furthermore, based on its desire to contribute to safety in the self-driving car era, Sony will work to further develop its imaging and sensing technologies.

•	Sony also intends to make a broader contribution to education (e.g., by nurturing creators, providing educational tools that enable children to learn about programming, and incubating businesses).

Third Mid-Range Plan — Financial Targets

•	In order to transition management of Sony’s operations to a more long-term perspective, key performance indicators are being set as a total for the next three-year period.

•	From the fiscal year ending March 31, 2019 to the fiscal year ending March 31, 2021, operating cash flow (“OCF”) will be the most important performance metric, and Sony will target total OCF of 2 trillion yen or more, excluding the Financial Services segment, for this three-year period.

•	In terms of allocation of cash generated, Sony plans to spend approximately 1 trillion yen on capital expenditure. The priority for the remaining 1 trillion yen will be strategic investment, while also making an appropriate allocation to balance sheet improvement and shareholder returns, in order to further enhance Sony’s corporate value. In terms of shareholder returns, Sony intends to increase dividends in a stable and long-term manner.

•	Sony will seek to maintain a Return on Equity (“ROE”) level of 10% or more. For the fiscal year ended March 31, 2018, Sony achieved both financial targets of ROE of 10% or more and operating income of 500 billion yen or more, which were set in the previous mid-range plan (from the fiscal year ended March 31, 2016 to the fiscal year ended March 31, 2018).

Group Environmental Mid-Term Targets “Green Management 2020”

Sony announced in June 2015 the establishment of its “Green Management 2020” group environmental mid-term targets, effective from fiscal 2016 (the fiscal year ended March 31, 2017) through fiscal 2020 (the fiscal year ending March 31, 2021). Based on the following three pillars, Sony has been implementing various initiatives to reduce the Sony Group’s environmental footprint:

•	Formulate targets and implement initiatives that leverage the distinctive characteristics of Sony’s businesses, from Electronics to entertainment. Among these, reduce annual energy consumption by an average of 30% (compared to levels at the fiscal year ended March 31, 2014) in Electronics products, and in entertainment, continue to look to use its content to raise awareness of sustainability issues and inspire environmentally conscious actions;

•	Enhance efforts to reduce Sony’s environmental footprint across its entire value chain, including manufacturing partners and suppliers, by calling on them to reduce greenhouse gas (GHG) emissions and water consumption; and

•	Accelerate the use of renewable energy.

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

Sony also plans to continue to participate in the WWF’s Climate Savers Programme, which aims to achieve reductions in greenhouse gas emissions. Climate change targets are verified by WWF and a third-party verification body for their degrees of difficulty and progress.

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

F.	Contractual Obligations, Commitments, and Contingent Liabilities

The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2018. The references to the notes below refer to the corresponding notes within the consolidated financial statements.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Yen in millions)
Contractual obligations and commitments:
Short-term debt (Note 11)	496,093	496,093	—	—	—
Long-term debt (Notes 8 and 11)
Capital lease obligations and other	52,929	13,483	23,559	7,751	8,136
Other long-term debt	796,044	212,039	190,551	213,114	180,340
Interest on other long-term debt	5,377	3,015	1,332	601	429
Minimum rental payments required under operating leases (Note 8)	287,263	57,810	102,875	45,273	81,305
Purchase commitments (Note 27)
Expected cost for the production or purchase of motion pictures and television programming or certain rights	118,914	62,352	41,492	13,947	1,123
Long-term contracts with recording artists, songwriters and companies	73,259	24,073	24,835	11,720	12,631
Long-term sponsorship contracts related to advertising and promotional rights	6,379	4,931	944	504	—
Long-term contracts for programming contents	26,227	14,875	11,352	—	—
Other purchase commitments	143,212	105,482	32,381	3,055	2,294
Future insurance policy benefits and other and policyholders’ account in the life insurance business* (Note 10)	22,951,646	490,578	1,084,792	1,203,235	20,173,041
Gross unrecognized tax benefits** (Note 21)	95,425	902	—	—	—
Total	25,052,768	1,485,633	1,514,113	1,499,200	20,459,299

* Future insurance policy benefits and other and policyholders’ account in the life insurance business are the estimated future cash payments to be made to policyholders and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. The sum of the cash payments shown for all years in the table of 22,951.6 billion yen exceeds the corresponding liability amount of 7,987.1 billion yen included in the consolidated balance sheets as of March 31, 2018. Refer to Note 10 of the consolidated financial statements.

** The total amount represents the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. Sony estimates that 0.9 billion yen of the liability is expected to be settled within one year. The settlement period for the remaining portion of the liability, which totaled 94.5 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities. Refer to Note 21 of the consolidated financial statements.

The following items are not included in either the above table or the total amount of commitments outstanding at March 31, 2018:

•	The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 11 billion yen to Japanese pension plans and approximately 6 billion yen to foreign pension plans during the fiscal year ending March 31, 2019. Refer to Note 15 of the consolidated financial statements.

•	The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was approximately 31.2 billion yen as of March 31, 2018. Refer to Note 27 of the consolidated financial statements.

•	Purchases made during the ordinary course of business from certain component manufacturers and contract manufacturers in order to establish the best pricing and continuity of supply for Sony’s production are not included as there are typically no binding purchase obligations. Purchase obligations are defined as contractual obligations to purchase goods or services that are enforceable and legally binding on Sony. These obligations specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations do not include contracts that may be cancelled without penalty. These purchases include arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. This allows Sony’s supply chain management to have flexible and mutually beneficial purchase arrangements with these manufacturers in order to minimize inventory risk. Consistent with industry practice, Sony purchases processed goods that meet technical criteria from these component manufacturers after issuing to these manufacturers information on Sony’s projected demand and manufacturing needs.

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

Impairment of long-lived assets

Sony reviews the recoverability of the carrying value of its long-lived assets held and used and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. This review is primarily performed using estimates of future cash flows by product category or, in certain cases, by entity. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

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

In the fiscal year ended March 31, 2018, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the total amount of goodwill allocated to the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value, and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of a reporting unit under the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of indefinite lived intangible assets. These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge.

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

For all reporting units with goodwill, fair value exceeded the carrying amount, and therefore no impairment existed in the fiscal year ended March 31, 2018. These reporting units’ fair value exceeded their respective carrying values by at least 10.0%. Also, for indefinite lived intangible assets, fair value exceeded the carrying amount, and therefore no impairment existed.

The carrying amounts of goodwill by segment as of March 31, 2018 are as follows:

Yen in millions
Game & Network Services	150,606
Music	165,394
Pictures	144,412
Imaging Products & Solutions	9,517
Mobile Communications	3,286
Semiconductors	45,793
Financial Services	7,225
All Other	4,259

Total	530,492

A discussion of the significant assumptions, other than the MRP described above, including a sensitivity analysis with respect to their impact, of the fair value of Sony’s reporting units for the impairment analysis performed for the fiscal year ended March 31, 2018 is included below:

•	The discount rates ranged from 5.9% to 12.4%. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have resulted in an impairment.

•	The growth rates applied to the terminal values for reporting units within the G&NS, IP&S, MC and Semiconductors and Financial Services segments and All Other ranged from approximately 1.0% to 1.5%. The growth rates beyond the MRP period for the reporting units in the Music segment ranged from 0% to 1.0%, and in the Pictures segment ranged from 3.0% to 4.5%. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have resulted in an impairment.

•	The earnings multiple used to calculate the terminal value in the Pictures reporting units ranged from 8.0x to 10.0x. A hypothetical reduction in the earnings multiple by 1.0x, holding all other assumptions constant, would not have resulted in an impairment.

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

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 0.8% for its Japanese pension plans as of March 31, 2018. The discount rate was determined by using information about yields on high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about yields is collected from published market information and credit rating agencies. The 0.8% discount rate represents a 10 basis point decrease from the 0.9% discount rate used for the fiscal year ended March 31, 2017 and reflects current Japanese market interest conditions.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 2.7% and 2.4% as of March 31, 2017 and 2018, respectively. The actual return on pension plan assets for the fiscal years ended March 31, 2017 and 2018 was a 5.2% gain and a 5.6% gain, respectively. The difference between the expected and the actual rate of return on pension plan assets was primarily due to the positive performance in the domestic (Japan) and the global equity markets through the fiscal year ended March 31, 2018. Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2017 and 2018, Sony had, with respect to Japanese pension plans, net actuarial losses of 317.4 billion yen and 299.9 billion yen, respectively, including losses related to pension plan assets. The net actual loss decreased due to the higher actual return on pension plan assets than expected, partially offset by the impact of the decline in the discount rate used to determine the defined benefit obligation, as compared to the prior fiscal year’s rate.

The following table illustrates the effect on the fiscal year ending March 31, 2019 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2018 constant, for Japanese pension plans.

Change in assumption	Projected benefit obligations	Pension costs	Net income
(Yen in billions)
25 basis point increase / decrease in discount rate	-/+38.0	-/+1.9	+/-1.3
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	-/+1.7	+/-1.2

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

As a result of prior losses, as of March 31, 2018, total established valuation allowances against deferred tax assets were 899.8 billion yen, including approximately 500 billion yen relating to national and local taxes for Sony Corporation and its national tax filing group in Japan and approximately 250 billion yen relating to federal and state taxes for Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group in the U.S.. As of March 31, 2018, some of the entities have returned to profitability, particularly SAHI and its consolidated tax filing group in the U.S. and Sony Corporation and its national tax filing group in Japan. This is a positive factor to be considered; however, in order to support a reversal of the valuation allowance, a pattern of consistent earnings still needs to be established, particularly in jurisdictions like Japan where the remaining net operating loss carryforward period is very limited.

Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of business there are many situations where the ultimate tax determination can be uncertain, particularly with respect to transfer pricing for intercompany transactions. The amount of the deferred tax assets recorded takes into account the more likely than not final outcome of these uncertain tax positions based on Sony’s judgement, particularly for final allocations of taxable income among jurisdictions as a result of intercompany transfer pricing decisions. The estimate for the valuation of deferred tax assets, which is based on currently enacted tax laws and rates as of the balance sheet date, reflects management’s judgment and best estimate of the likely future tax consequences of events that have been recognized in Sony’s financial statements and tax returns, the ability to implement various tax planning strategies and, in certain cases, future forecasts, business plans and other expectations about future outcomes. Changes in existing tax laws or rates in tax jurisdictions in which Sony operates could affect actual tax results, and market or economic deterioration or failure of management to achieve its restructuring objectives could affect future business results, either of which could affect the valuation of deferred tax assets over time. If future results are less than projected, if the results of tax examinations or the negotiations of advance pricing agreements covering transfer pricing of intercompany transactions result in a different allocation of profits and losses than currently anticipated, if tax planning alternatives are no longer viable, or if there is no excess appreciated asset value over the tax basis of the assets contemplated for sale, further valuation allowance may be required in the future to reduce the deferred tax assets to their net realizable value. On the other hand, a forecasted improvement and consistency in future earnings or other factors, such as business reorganizations, could lead to the future reversal of valuation allowance into income as a reduction to tax expense, subject to review of the relevant qualitative factors and uncertainties. These factors and other changes that are not anticipated in current estimates could have a material impact on Sony’s earnings or financial condition in the period or periods in which the impact is recorded or reversed.

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

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their responsibility as a director or officer, date of birth, the number of years they have served as a director or officer, and other principal business activities outside the Corporation as of June 19, 2018.

Board of Directors

Kenichiro Yoshida
Responsibility as a Director: Member of the Nominating Committee
Date of Birth: October 20, 1959
Number of Years Served as a Director: 4 years
Principal Business Activities Outside the Corporation: None
Brief Personal History:
April 1983	Joined Sony Corporation
July 2000	Joined Sony Communication Network Corporation (currently Sony Network Communications Inc.)
May 2001	SVP, Sony Communication Network Corporation
April 2005	President and Representative Director, Sony Communication Network Corporation
December 2013	EVP, CSO and Deputy CFO, Corporate Executive Officer, Sony Corporation
April 2014	EVP and CFO, Representative Corporate Executive Officer, Sony Corporation
June 2014	Director, Sony Corporation (present)
April 2015	Executive Deputy President and CFO, Representative Corporate Executive Officer, Sony Corporation
April 2018	President and CEO, Representative Corporate Executive Officer, Sony Corporation (present)

Kazuo Hirai
Responsibility as a Director: —
Date of Birth: December 22, 1960
Number of Years Served as a Director: 6 years
Principal Business Activities Outside the Corporation: None
Brief Personal History:
April 1984	Joined CBS/Sony Inc. (currently Sony Music Entertainment (Japan) Inc.)
July 1996	EVP and COO, Sony Computer Entertainment America LLC (currently Sony Interactive Entertainment America LLC)
October 1997	Corporate Executive, Sony Computer Entertainment Inc. (currently Sony Interactive Entertainment Inc.)
April 1999	President and COO, Sony Computer Entertainment America LLC
August 2003	President and CEO, Sony Computer Entertainment America LLC
December 2006	President and Group COO, Sony Computer Entertainment Inc. Chairman, Sony Computer Entertainment America LLC
June 2007	President and Group CEO, Sony Computer Entertainment Inc.
April 2009	EVP, Corporate Executive Officer, Sony Corporation
April 2011	Executive Deputy President, Representative Corporate Executive Officer, Sony Corporation
September 2011	Chairman, Sony Computer Entertainment Inc.
April 2012	President and CEO, Representative Corporate Executive Officer, Sony Corporation
June 2012	Director, Sony Corporation (present)
April 2018	Chairman, Sony Corporation (present)

Osamu Nagayama
Responsibility as a Director: Chairman of the Board Chair of the Nominating Committee
Date of Birth: April 21, 1947
Number of Years Served as a Director: 8 years
Brief Personal History and Principal Business Activities Outside the Corporation:

April 1971	Joined The Long-Term Credit Bank of Japan, Limited
November 1978	Joined Chugai Pharmaceutical Co., Ltd.
March 1985	Member of the Board, Chugai Pharmaceutical Co., Ltd.
March 1987	Director and Senior Vice President, Chugai Pharmaceutical Co., Ltd.
March 1989	Representative Director and Deputy President, Chugai Pharmaceutical Co., Ltd.
September 1992	Representative Director, President and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.
January 2006	Member of Enlarged Corporate Executive Committee, F. Hoffmann-La Roche Ltd. (present)
June 2010	Director, Sony Corporation (present)
March 2012	Representative Director, Chairman and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.
March 2018	Representative Director, Chairman, Chugai Pharmaceutical Co., Ltd. (present)

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

Tim Schaaff
Responsibility as a Director: Director in charge of Information Security
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

Kazuo Matsunaga
Responsibility as a Director: Chair of the Audit Committee
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

Kunihito Minakawa
Responsibility as a Director: Member of the Audit Committee
Date of Birth: August 15, 1954
Number of Years Served as a Director: 1 year
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1978	Joined Ricoh Company, Ltd.
October 1997	Senior Vice President and Chief Financial Officer, Ricoh Americas Corporation
April 2010	Corporate Vice President, and General Manager of Finance and Accounting Division, Ricoh Company, Ltd.
June 2010	Outside Audit & Supervisory Board Member, Ricoh Leasing Company, Ltd.
April 2012	Corporate Senior Vice President, and General Manager of Finance and Accounting Division, Ricoh Company, Ltd.
June 2013	Audit & Supervisory Board Member, Ricoh Company, Ltd.
June 2017	Director, Sony Corporation (present)

Shuzo Sumi
Responsibility as a Director: Vice Chairman of the Board
Member of the Nominating Committee
Date of Birth: July 11, 1947
Number of Years Served as a Director: 1 year
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

Nicholas Donatiello, Jr.
Responsibility as a Director: Member of the Compensation Committee
Date of Birth: June 28, 1960
Number of Years Served as a Director: —
Brief Personal History and Principal Business Activities Outside the Corporation:
July 1986	Management Consultant, McKinsey & Company, Inc.
September 1993	President and CEO, Odyssey Ventures, Inc. (present)
December 2008	Outside Director, American Funds: EuroPacific Growth Fund, New Perspective Fund, and New World Fund
February 2009	Outside Director, Dolby Laboratories, Inc. (present)
September 2012	Lecturer, Stanford University, Graduate School of Business (present)
June 2015	Outside Director, Big 5 Sporting Goods Corporation (present)
January 2016	Chairman of the Board of Directors, American Funds: EuroPacific Growth Fund, New Perspective Fund, and New World Fund (present)
June 2018	Director, Sony Corporation (present)

Toshiko Oka
Responsibility as a Director: Member of the Audit Committee
Date of Birth: March 7, 1964
Number of Years Served as a Director: —
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1986	Joined Tohmatsu Touche Ross Consulting Limited
July 2000	Joined Asahi Arthur Anderson Limited
September 2002	Principal, Deloitte Tohmatsu Consulting Co., Ltd. (currently ABeam Consulting Ltd.)
April 2005	President and Representative Director, ABeam M&A Consulting Ltd. (currently PwC Advisory LLC)
June 2015	Outside Corporate Auditor, Happinet Corporation (present)
April 2016	Partner, PwC Advisory LLC
June 2016	CEO, Oka & Company Ltd. (present) Outside Director, Mitsubishi Corporation. (present) Outside Director, Hitachi Metals, Ltd. (present)
June 2018	Director, Sony Corporation (present)

Corporate Executive Officers

In addition to Kenichiro Yoshida, the four individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 19, 2018. Refer to “Board Practices” below.

Hiroki Totoki
Responsibility as an Officer: Senior EVP, CFO
Date of Birth: July 17, 1964
Number of Years Served as a Corporate Executive Officer: 2 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1987	Joined Sony Corporation
February 2002	Representative Director, Sony Bank Incorporated
June 2005	Director, Corporate Executive Officer and Senior Managing Director, Sony Communication Network Corporation (currently Sony Network Communications Inc.)
April 2012	Representative Director, Corporate Executive Officer and Senior Managing Director, So-net Corporation (currently Sony Network Communications Inc.)
April 2013	Representative Director, Corporate Executive Officer, Deputy President and CFO, So-net Entertainment Corporation (currently Sony Network Communications Inc.)
December 2013	SVP, Corporate Executive, Sony Corporation Corporate Executive in charge of Business Strategy, Corporate Development and Transformation
November 2014	Group Executive, Sony Corporation President and CEO, Sony Mobile Communications Inc.
June 2015	Director, Chairman, So-net Corporation (currently Sony Network Communications Inc.)
April 2016	EVP, Corporate Executive Officer, Sony Corporation Officer in charge of Mobile Communications Business, Sony Corporation President and Representative Director, So-net Corporation
June 2017	CSO, Sony Corporation Officer in Charge of Mid-to-Long Term Business Strategy, New Business
April 2018	Representative Corporate Executive Officer, CFO, Sony Corporation (present)
June 2018	Senior EVP, Sony Corporation (present)

Shiro Kambe
Responsibility as an Officer: EVP, Officer in charge of Legal, Compliance, Corporate Communications, CSR, External Relations and Information Security & Privacy, Quality and Environment
Date of Birth: December 18, 1961
Number of Years Served as a Corporate Executive Officer: 4 years
Principal Business Activities Outside Sony: None
Brief Personal History:

April 1984	Joined Sony Corporation
June 2010	SVP, Corporate Executive, Sony Corporation
Officer in charge of Corporate Communications and CSR, Sony Corporation (present)
April 2014	Officer in charge of External Relations, Sony Corporation (present)
Officer in charge of Brand, Sony Corporation
June 2014	EVP, Corporate Executive Officer, Sony Corporation (present)
Officer in charge of Legal and Compliance, Sony Corporation (present)
August 2016	Officer in charge of Information Security & Privacy, Sony Corporation (present)
June 2018	Officer in charge of Quality and Environment, Sony Corporation (present)

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

Toru Katsumoto
Responsibility as an Officer: EVP, Officer in charge of R&D Platform, Medical Business
Date of Birth: October 14, 1957
Number of Years Served as a Corporate Executive Officer: -
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1982	Joined Sony Corporation
November 2012	SVP, Corporate Executive, Sony Corporation
April 2013	Representative Director and President, Sony Olympus Medical Solutions Inc.
January 2016	Director, Sony Olympus Medical Solutions Inc. (present)
January 2017	President, Medical Business Group, Sony Corporation
April 2017	Representative Director and Deputy President, Sony Imaging Products & Solutions Inc. (present)
April 2018	EVP, Corporate Executive Officer, Sony Corporation (present) Officer in charge of R&D Platform, Medical Business(present)

Kenichiro Yoshida, Hiroki Totoki, Shiro Kambe, Kazushi Ambe and Toru Katsumoto are engaged on a full-time basis by Sony Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B.	Compensation

Under the Financial Instruments and Exchange Act of Japan and related regulations, Sony is required to disclose the total remuneration paid by Sony Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that Sony Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2018 filed on June 19, 2018 with the Director General of the Kanto Local Finance Bureau (the “Bureau”) of the Ministry of Finance in Japan.

(1) Total amounts of remuneration paid by Sony Corporation to Directors and Corporate Executive Officers

	Fixed remuneration		Remuneration linked to business results		Phantom restricted stock plan
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	11	162	—	—	1	51
	(*1) (*2)			(*3)
(Outside Directors)	(10)	(142)	(—)	(—)	(1)	(51)
Corporate Executive Officers	7	520	7	1,211	3	1,606
				(*4)
Total (*6)	18	682	7	1,211	4	1,657
						(*5)

*1 The number of persons does not include two Directors who concurrently serve as Corporate Executive Officers, because Sony Corporation does not pay any additional remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

*2 The number of persons includes a Director who resigned on the day of the Ordinary General Meeting of Shareholders held on June 15, 2017.

*3 Sony Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

*4 The amount that Sony Corporation paid in June 2018 as remuneration linked to business results for the fiscal year ended March 31, 2018.

*5 The Phantom Restricted Stock Plan includes the amount that will be paid to a Director and two Corporate Executive Officers who resigned on the day of the Ordinary General Meeting of Shareholders held on June 19, 2018, and a Corporate Executive Officer who resigned on April 1, 2018.

*6 In addition to the above, Sony Corporation issued restricted stock and stock acquisition rights for the purpose of granting stock options as remuneration linked to share price. During the fiscal year ended March 31, 2018, Sony Corporation recorded 1 million yen in expenses for the restricted stock granted to Directors who did not concurrently serve as Corporate Executive Officers and 164 million yen in expenses for the restricted stock granted to Corporate Executive Officers. Regarding the stock acquisition rights granted to Corporate Executive Officers for the purpose of granting stock options, Sony Corporation recorded 848 million yen in expenses during the fiscal year ended March 31, 2018 or in the past for stock option purposes.

(2) Amounts of remuneration paid by Sony Corporation and its subsidiaries to Directors and Corporate Executive Officers on an individual basis.

Name	Position (*1)	Basic Remuneration (*2) (Yen in millions)	Remuneration linked to business results (*2) (Yen in millions)	Phantom restricted stock plan (Yen in millions)	Total (*2) (Yen in millions)	Granted number of stock acquisition rights (*3) (Thousand shares)	Granted number of restricted stock (*4) (Thousand shares)
Kazuo Hirai	Sony Corporation Director, Chairman (*6) Former President & CEO, and Representative Corporate Executive Officer (Until April 1, 2018)	244 (*7)	647 (*7)	1,182	2,073	200	50
Kenichiro Yoshida	Sony Corporation Director, President & CEO, and Representative Corporate Executive Officer (*6)	80	358	—	438	140	40
Hiroki Totoki	Sony Corporation Representative Corporate Executive Officer, Senior Executive Vice President, CFO	40 (*8)	43 (*8)	—	83 (*8)	20	5
Shigeki Ishizuka	Sony Corporation Senior Executive Vice President (In charge of Imaging Products and Solutions Business, Mobile Communications Business, Storage Media Business)	40 (*8)	50 (*8)	—	90 (*8)	20	5
Ichiro Takagi	Sony Corporation Senior Executive Vice President (In charge of Manufacturing, Logistics, Procurement and Engineering Platform, Home Entertainment & Sound Business, Consumer AV Sales & Marketing)	40 (*8)	50 (*8)	—	90 (*8)	20	5
Shiro Kambe	Sony Corporation Corporate Executive Officer, Executive Vice President (In charge of Legal, Compliance, Corporate Communications, CSR, External Relations and Information Security & Privacy, Quality & Environment)	36	41	—	77	20	5
Kazushi Ambe	Sony Corporation Corporate Executive Officer, Executive Vice President (In charge of Human Resources and General Affairs)	36	37	—	73	20	5
Tomoyuki Suzuki	Sony Corporation Former Executive Deputy President, Corporate Executive Officer (Until June 19, 2018)	60	70	291	421	60	20 (*5)
Masashi Imamura	Sony Corporation Former Corporate Executive Officer, Executive Vice President (In charge of Manufacturing, Logistics, Procurement, Quality & Environment, Engineering Platform, Sony Corporation) (Until June 19, 2018)	36	42	133	211	20	5 (*5)

*1 The above chart shows remuneration for Directors and Corporate Executive Officers who received, or will receive, total remuneration exceeding 100 million yen from Sony Corporation and its subsidiaries during the fiscal year ended March 31, 2018. Titles are as of the date of submission of this document.

*2 Due to rounding, individual sums may not total 100%.

*3 The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2018 was 2,045 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 17 of the consolidated financial statements for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Corporation’s common stock (“Common Stock”) exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2018 for accounting purposes and should not be regarded as any indication or prediction of Sony with respect to its future stock performance.

*4 Indicates the total number of shares of restricted stock granted in the fiscal year ended March 31, 2018 for Corporate Executive Officers. The issue price per share of restricted stock was 4,365 yen.

*5 As a result of their resignation on June 19, 2018, the transfer restriction on 1/3 of the shares allotted to these individuals in the fiscal year ended March 31, 2018 will be removed in accordance with the relevant conditions, and Sony Corporation will acquire the remaining 2/3 of the shares of restricted stock allotted without any consideration to, or consent of these individuals.

*6 As noted above, Sony Corporation does not pay any remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

*7 Remuneration for Kazuo Hirai, former Representative Corporate Executive Officer, is set in U.S. dollars. Apart from the remuneration contained in the above table, Sony also provided certain personal benefits and perquisites, including fringe benefits and in some instances income taxes related to perquisites, totaling 13 million yen to Kazuo Hirai during the fiscal year ended March 31, 2018.

*8 In the above chart, remuneration for Shigeki Ishizuka, Senior Executive Vice President, includes 40 million yen in fixed compensation and 50 million yen in performance-based compensation from SIPS. Remuneration for Ichiro Takagi, Senior Executive Vice President, includes 13 million yen in fixed compensation and 16 million yen in performance-based compensation from SVP, 13 million yen in fixed compensation and 16 million yen in performance-based compensation from SVS, and 14 million yen in fixed compensation and 18 million yen in performance-based compensation from Sony Marketing. Remuneration for Hiroki Totoki as a Corporate Executive Officer includes 25 million yen in fixed compensation and 27 million yen in performance-based compensation from Sony Mobile.

(3) Basic policy regarding Director and Corporate Executive Officer remuneration

The basic policy regarding remuneration for Directors and Corporate Executive Officers, as determined by the Compensation Committee, is as follows:

(a) Basic policy regarding Director remuneration

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

Based upon the above, remuneration of Directors consists of the following three components:

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

Regarding remuneration linked to share price, restricted stock will be used to further promote shared values between the shareholders and Directors, and incentivize to develop and maintain a sound and transparent management system. Appropriate restrictions and conditions shall be set in order to enhance the effectiveness of the programs.

Regarding the Phantom Restricted Stock Plan, points determined every year by the Compensation Committee shall be granted to Directors every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying the Common Stock price by the individual’s accumulated points. The resigning Director shall purchase shares of Common Stock with this remuneration. Sony will not grant any points pursuant to the Phantom Restricted Stock Plan to Directors for a fiscal year in which Sony granted restricted stock to Directors.

(b) Basic policy regarding Corporate Executive Officer remuneration

Corporate Executive Officers are key members of management responsible for executing the business operations of Sony. In order to further improve the business results of Sony, the following two elements have been established as the basic policy for the determination of remuneration of Corporate Executive Officers.

•	Attracting and retaining an adequate talent pool of Corporate Executive Officers possessing the requisite abilities to excel in the global marketplace; and

•	Providing effective incentives to improve business results on a short-, medium- and long- term basis.

Based upon the above, remuneration of Corporate Executive Officers shall consist of the following four components:

•	Fixed remuneration;

•	Remuneration linked to business results;

•	Remuneration linked to share price; and

•	Phantom Restricted Stock Plan.

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

The amount of remuneration linked to business results shall be determined based upon 1) the consolidated financial results of Sony, such as ROE (return on equity), operating income, net income and cash flow, for the fiscal year for which remuneration is being given, and 2) the level of achievement of business results in the business area(s) for which the relevant Corporate Executive Officer is responsible. The amount paid shall fluctuate within a range from 0 percent to 200 percent, in principle, of the standard payout amount.

Remuneration linked to the share price, such as stock options and restricted stock, will be used to incentivize executives to increase mid- to long-term shareholder value. Appropriate restrictions and conditions shall be set in order to enhance the effectiveness of this program.

Regarding the Phantom Restricted Stock Plan, points determined every year by the Compensation Committee shall be granted to Corporate Executive Officers every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying the Common Stock price by the individual’s accumulated points. The resigning Corporate Executive Officer shall purchase shares of Common Stock with this remuneration.

(For Reference)

(i) Remuneration linked to business results

The standard payout amount of remuneration linked to business results for the fiscal year ended March 31, 2018 was between 37.5 percent and 50.0 percent of cash compensation (fixed remuneration plus remuneration linked to business results) related to each individual’s level of responsibility. The key performance indicators (“KPIs”) and the weighting of each KPI related to the performance of consolidated Sony were as follows:

KPI	Weight
ROE	40%
Operating Income	40%
Net Income	10%
Cash Flow	10%

(ii) Restricted Stock

The Compensation Committee decided to introduce a restricted stock plan starting from the fiscal year ended March 31, 2018, pursuant to which shares of restricted stock will be allotted to Sony Corporation’s Corporate Executive Officers and other executives, and non-executive Directors of Sony Corporation (the “Non-Executive Directors”). The purpose of the plan for the Corporate Executive Officers and other executives of Sony Corporation is to further reinforce management’s alignment with shareholder value, and to incentivize management to improve mid- to long- term performance and increase shareholder value. Furthermore, the purpose of the plan for the Non-Executive Directors is to incentivize these Directors to develop and maintain a sound and transparent management system by further promoting shared values between the shareholders and the Non-Executive Directors.

The grantees will not be able to sell or transfer the granted shares during the restricted period, and Sony Corporation will acquire the granted shares from a grantee without any consideration to, or consent of, the grantee under certain conditions. Details of the plan, such as vesting conditions, eligibility and the number of grants, will be determined by the Compensation Committee. Sony Corporation intends to grant shares of restricted stock to Sony Corporation’s Corporate Executive Officers and other executives as a partial replacement for stock options, and to Non-Executive Directors as a partial replacement for the Phantom Restricted Stock Plan.

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

Sony Corporation is governed by the Board, the members of which are elected at the Ordinary General Meeting of Shareholders. Under the Companies Act, a “Company with Three Committees” is required to have three committees: the Nominating Committee, Audit Committee and Compensation Committee. Under the Companies Act, each committee is required to consist of not fewer than three Directors, which must be named by the Board and the majority of whom must be outside Directors. Under this system, Directors have no power to execute the business of Sony Corporation except for limited circumstances as permitted by law. The Companies Act also requires the Board to appoint Corporate Executive Officers (Shikko-yaku), who make decisions regarding the execution of Sony’s business activities within the scope of the authority delegated to them by the Board (as well as a Representative Corporate Executive Officer who has the statutory authority to represent Sony in the conduct of its affairs). Sony has appointed its Chief Executive Officer (“CEO”), who is responsible for Sony’s overall management, and other officers that directly report to the CEO and who are responsible for important and extensive headquarters functions as Corporate Executive Officers. In addition to these statutory bodies and positions, Sony grants titles, such as Senior Executive Vice President, Executive Vice President and Senior Vice President, to management team members in accordance with their respective roles and responsibilities.

A summary of the governance system adopted by Sony Corporation is set forth below. For an explanation of the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, refer to “Item 16G. Disclosure About Differences in Corporate Governance.”

Board of Directors

The primary roles of the Board are to: (a) determine Sony’s fundamental management policies; (b) oversee the management of Sony’s business operations as an entity independent from Sony’s management; (c) appoint and dismiss the statutory committee members; (d) appoint and dismiss Corporate Executive Officers and certain other senior officers that assume important roles for management of Sony (such Corporate Executive Officers and other senior officers together, the “Senior Executives”); and (e) appoint and dismiss Representative Corporate Executive Officers.

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

As of June 19, 2018, the Board has 13 Directors, ten of whom are outside Directors. The Nominating Committee has five Directors, four of whom are outside Directors; the Compensation Committee and the Audit Committee each have three Directors, all of whom are outside Directors.

The qualifications for Directors of Sony are generally as summarized below. As of June 19, 2018, all Directors satisfy the qualifications of the Board Charter as set forth below, and all outside Directors are qualified and designated as Independent Directors under the Securities Listing Regulations of the Tokyo Stock Exchange.

All Directors must meet the qualifications below:

(a)	He/she shall not be a director, a statutory auditor, a corporate executive officer, a general manager or other employee of any company in competition with Sony in any of Sony’s principal businesses (a “Competing Company”) or own 3% or more of the shares of any Competing Company.

(b)	He/she shall not be or have been a representative partner or partner of Sony’s independent auditor the past three years before being nominated as a Director.

(c)	He/she shall not have any connection with any matter that may cause a material conflict of interest in performing the duties of a Director.

Outside Directors must meet the additional qualifications below:

(a)	He/she shall not have received directly from Sony, during any consecutive twelve-month period within the last three years, more than an amount equivalent to U.S. $120,000, other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(b)	He/she shall not be an executive director, corporate executive officer, general manager or other employee of any company whose aggregate amount of transactions with Sony, in any of the last three fiscal years, exceeds the greater of an amount equivalent to U.S. $1,000,000, or two percent of the annual consolidated sales of such company.

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

(d)	a person who is not a Group Executive Director, etc. of a direct/indirect subsidiary of Sony or any entity the management of which is directly or indirectly controlled by Sony; and

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

The Nominating Committee is comprised of the following members as of June 19, 2018: Osamu Nagayama, who is the Chair of the Nominating Committee, the Chairman of the Board and an outside Director; Koichi Miyata, John V. Roos and Shuzo Sumi who are each outside Directors; and Kenichiro Yoshida, who is a Corporate Executive Officer.

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

The Audit Committee is comprised of the following members as of June 19, 2018: Kazuo Matsunaga, who is the Chair of the Audit Committee and an outside Director, and Kunihito Minakawa and Toshiko Oka, who are each outside Directors. Kunihito Minakawa and Toshiko Oka are “audit committee financial experts” within the meaning of Item 16A of this report.

Compensation Committee

The primary roles of the Compensation Committee are to: (a) set policy on the content of individual compensation for Directors, Corporate Executive Officers and other officers and (b) determine the amount and content of individual compensation of Directors, Corporate Executive Officer and other Senior Executives in accordance with the policy.

As stated above, under the Companies Act, the Compensation Committee must consist of at least three Directors, the majority of whom must be outside Directors, and a Director who is a CEO, a Chief Operating Officer or a Chief Financial Officer of Sony or who holds any equivalent position shall not be a member of the Compensation Committee. In determining whether to appoint or remove a member of the Compensation Committee, continuity of the Compensation Committee shall be duly taken into account.

The Compensation Committee is comprised of the following members as of June 19, 2018: Eikoh Harada, who is the Chair of the Compensation Committee and an outside Director; and Eriko Sakurai and Nicholas Donatiello, Jr. who are each outside Directors.

Corporate Executive Officers

As stated above, the Board must appoint one or more Corporate Executive Officers who make decisions regarding the execution of Sony’s business activities within the scope of authority delegated by the Board. As of June 19, 2018, there are five Corporate Executive Officers, one of whom is also a Director. Significant decision-making authority has been delegated to each Corporate Executive Officer, including the CEO, with respect to investments, strategic alliances and other actions related to the execution of business operations. Sony Corporation believes that this significant delegation enables Sony to be managed in a dynamic and responsive manner. The terms of office of Corporate Executive Officers expire at the conclusion of the first meeting of the Board held immediately after the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election. From among those Corporate Executive Officers who, as a general rule, are also Directors, the Board shall elect Representative Corporate Executive Officers. Each Representative Corporate Executive Officer has the statutory authority to represent Sony Corporation in the conduct of its affairs. The appointment and dismissal of Corporate Executive Officers and the assignment of roles and responsibilities for Corporate Executive Officers are made by the Board. In making these decisions, the Board, especially outside Directors, considers whether candidates have the necessary skills, capabilities, experiences and achievements that correspond to the Corporate Executive Officers’ expected roles and responsibilities in executing relevant business operations. For a list of the Corporate Executive Officers as of June 19, 2018, refer to “Directors and Senior Management” in “Item 6.A Directors, Senior Management and Employees.”

The Board determines the fundamental management policies and other material matters related to the operation of Sony’s business. The Board assigns the duties of Corporate Executive Officers by determining the areas over which each Corporate Executive Officer is in charge and delegating its decision-making authority to the Corporate Executive Officers accordingly, with a view to promoting timely and efficient decision-making within the Sony Group. Please refer to the Board Charter, attached as Exhibit 1.3 hereto, which details the processes and policies for reporting by the Corporate Executive Officers to the Board and matters requiring Board approval.

Meeting Record and Other Information

During the fiscal year ended March 31, 2018, the Board convened eight times. The Nominating Committee met five times, the Audit Committee met six times and the Compensation Committee met six times. All ten outside Directors, including Joichi Ito who retired in June 2017, participated in all meetings of the Board held during their tenure period in the fiscal year ended March 31, 2018. Also, all nine outside Directors who are members of Committees participated in all of the meetings of each Committee held during the fiscal year ended March 31, 2018. The Board conducted outside Directors’ meetings, Directors’ corporate strategic workshops with management, site visits by outside Directors and meetings of the Chairman of the Board and the CEO. These activities were aimed at enhancing the oversight function of the Board, securing better understanding by outside Directors of Sony’s business and management’s initiatives and encouraging corporate strategic discussions among Directors.

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

At a Board meeting held on April 26, 2006, the Board reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At a Board meeting held on May 13, 2009 and April 30, 2015, the Board amended and updated the internal control and governance framework, and at a Board meeting held on April 27, 2018, the Board reaffirmed such framework in effect and determined to continue to evaluate and improve such framework going forward, as appropriate. These determinations were required by and met the requirements of the Companies Act.

D.	Employees

As of March 31, 2018, Sony had approximately 117,300 employees, a decrease of approximately 11,100 employees from March 31, 2017. During the fiscal year ended March 31, 2018, although there was an increase of employees in the Financial Services and Pictures segments, there was a significant decrease of employees in the Electronics segment mainly due to the transfer of the battery business. Approximately 14% of the total number of employees were members of labor unions.

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

The following table shows the number of employees of Sony by segment and region as of March 31, 2016, 2017 and 2018.

Number of Employees by Segment and Region

	March 31
	2016	2017	2018
By segment:
Electronics*	88,000	91,100	77,400
Music	7,900	8,200	8,200
Pictures	8,700	9,000	9,800
Financial Services	9,400	10,100	11,400
All Other	4,700	4,600	5,300
Unallocated — Corporate employees	6,600	5,400	5,200
By region:
Japan	49,000	51,400	51,500
Outside of Japan	76,300	77,000	65,800

Total	125,300	128,400	117,300

* The term “Electronics” refers to the sum of the G&NS, HE&S, IP&S, MC and Semiconductors segments.

In addition, the average number of employees for the fiscal years ended March 31, 2016, 2017 and 2018 calculated by averaging the total number of employees at the end of each quarter, was approximately 128,700, 128,000 and 118,900 respectively.

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

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2018, negotiations were successfully concluded for a new three-year agreement with each of the following: the Screen Actors Guild-American Federation of Television and Radio Artists (“SAG-AFTRA”) Codified Basic Agreement and Television Agreement; the Screen Actors Guild (“SAG”) Basic Cable Agreement; Union of British Columbia Performers; the British Columbia Council of Film Unions Master Agreement; and the Directors Guild of Canada; and for a one-year agreement with the American Federation of Musicians for its Agreements covering Theatrical and Televised Motion Pictures. Negotiations have commenced with the International Alliance of Theatrical and Stage Employees (“IATSE”) for the Basic Agreement, its Local Agreements in Los Angeles, and its Area Standards Agreement, with the Communication Workers of America covering parking production assistants in New York and with SAG for the Animation Agreement. Negotiations will commence shortly with the Teamsters for agreements covering Drivers in Los Angeles and Miami, and for agreements covering Location Managers and Casting Directors in New York and Los Angeles. Negotiations will also commence shortly for agreements with the International Brotherhood of Electrical Workers Local 40, the Southern California District Council of Laborers and its affiliate, Studio Utility Employees, Local 724, the Operative Plasterers and Cement Masons International Association of the United States and Canada, Local 755, the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, Local 78, and the IATSE Mechanics Local and Art Directors Local in New York. It is not anticipated that these negotiations will result in an interruption in production.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership

The total number of shares of Common Stock beneficially owned by Directors and Corporate Executive Officers (15 people) listed in “Directors and Senior Management” above was approximately 0.016% percent of the total shares outstanding as of May 30, 2018. Refer to “Board Practices” above.

During the fiscal year ended March 31, 2018, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock, to Corporate Executive Officers, Corporate Executives, Group Executives, and selected employees. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 30, 2018 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2018	200	45.73 U.S. dollars
2018	320	5,231yen
2017	300	31.06 U.S. dollars
2017	480	3,364 yen
2016	200	27.51 U.S. dollars
2016	286	3,404 yen
2015	100	20.67 U.S. dollars
2015	178	2,410.5 yen
2014	200	20.01 U.S. dollars
2014	60	2,007 yen
2013	200	11.23 U.S. dollars
2013	14	932 yen
2012	80	19.44 U.S. dollars
2012	20	1,523 yen
2011	50	35.48 U.S. dollars
2011	30	2,945 yen
2010	50	29.56 U.S. dollars
2010	25	2,595 yen
2009	30	30.24 U.S. dollars
2009	11	2,987 yen

Regarding the above compensation plans, refer to Note 17 of the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2018, there were 1,266,552,149 shares of Common Stock outstanding, including 1,127,101 shares of treasury stock. Out of the total outstanding shares, 113,751,938 shares were in the form of ADRs and 299,563,576 shares were held of record in the form of Common Stock by residents in the U.S. As of March 31, 2018, the number of registered ADR holders was 5,306 and the number of registered holders of Common Stock in the U.S. was 367.

The Financial Instruments and Exchange Act of Japan requires any person who solely or jointly owns more than 5% of total issued voting shares of a company listed on any Japanese stock exchange to file with the Bureau a Bulk Shareholding Report. The following table summarizes the Bulk Shareholding Reports related to Sony (each a “Report”) submitted to the Bureau, where it is reported that ownership percentage by the reported entity exceeds 5% in the most recent updated Report. The Reports do not specify whether reported ownership is direct or beneficial.

Date of Report*	Reported entities	Reported number of direct or indirect owned and deemed owned shares**	Reported percentage of direct or indirect owned and deemed owned shares**
April 4, 2014	Sumitomo Mitsui Trust Bank, Limited	52,312,421	5.04
March 22, 2017	BlackRock Japan Co., Ltd.	79,184,569	6.27
March 23, 2018	Capital Research and Management Company	77,416,538	6.12

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

In addition, in the fiscal year ended March 31, 2018, sales to affiliates accounted for under the equity method totaled 45.4 billion yen and purchases from those equity affiliates totaled 3.2 billion yen. Although there were 107 equity affiliates accounted for under the equity method at March 31, 2018, there were no individually significant investments.

As of March 31, 2018, Sony had accounts receivable, trade of 15.5 billion yen due from its equity affiliates and had accounts payable, trade of 2.6 billion yen due to its equity affiliates. Due to the size of these transactions, Sony does not consider the amount involved to be material to its business. Refer to Note 5 of the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

C.	Interests of Experts and Counsel

Not Applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes of the consolidated financial statements.

Legal Proceedings

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that the investigations of several governmental agencies, including the DOJ, have ended, and the only remaining investigation has reached a settlement, which is subject to a final ruling from the relevant agency. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Since 2011, in relation to the secondary batteries business that was operated by Sony and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits are still pending. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

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

A fiscal year-end dividend of 15 yen per share of Common Stock of Sony Corporation was approved at the Board of Directors meeting held on April 27, 2018 and the payment of such dividend started on May 30, 2018. Sony Corporation has already paid an interim dividend for Common Stock of 12.5 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2018 is 27.5 yen.

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

	Tokyo Stock Exchange price per share of Common Stock		New York Stock Exchange price per share of ADS
	High	Low	High	Low
	(yen)		(U.S. dollars)
Annual highs and lows*
The fiscal year ended March 31, 2014	2,413	1,497	23.38	15.23
The fiscal year ended March 31, 2015	3,450	1,588	28.65	15.93
The fiscal year ended March 31, 2016	3,970	2,199	32.95	19.90
Quarterly highs and lows*
The fiscal year ended March 31, 2017	3,792	2,541	34.17	23.62
1st quarter	3,122	2,541	29.45	23.62
2nd quarter	3,450	2,953	34.17	29.03
3rd quarter	3,493	2,930	33.67	27.72
4th quarter	3,792	3,269	33.78	28.04
Quarterly highs and lows*
The fiscal year ended March 31, 2018	5,738	3,402	53.91	31.21
1st quarter	4,408	3,402	38.94	31.21
2nd quarter	4,616	4,067	41.65	36.38
3rd quarter	5,485	4,039	48.33	36.25
4th quarter	5,738	4,959	53.91	45.24
Monthly highs and lows*
2017
December	5,266	4,976	46.34	44.37
2018
January	5,738	5,148	51.94	45.24
February	5,671	5,007	53.91	45.33
March	5,500	4,959	51.59	47.55
April	5,468	5,089	50.61	44.53
May	5,460	5,031	48.98	45.63

*	Stock price data are based on prices throughout the sessions for each corresponding period at each stock exchange.

B.	Plan of Distribution

Not Applicable

C.	Markets

Please refer to Item 9 A “Offer and Listing Details.”

D.	Selling Shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expenses of the Issue

Not Applicable

Item 10.	Additional Information

A.	Share Capital

Not Applicable

B.	Memorandum and Articles of Association

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

Under the Companies Act and the Book-entry Transfer Act, in order to assert shareholders’ rights against Sony Corporation, a shareholder of shares must have its name and address registered in Sony Corporation’s register of shareholders. Under the central book-entry transfer system operated by JASDEC, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act or Sony Corporation’s Share Handling Regulations, including their names and addresses, and the registration on Sony Corporation’s register of shareholders is updated upon receipt by Sony Corporation of necessary information from JASDEC (as described in “(Record date)”). On the other hand, in order to assert, against Sony Corporation, shareholders’ rights to which shareholders are entitled, regardless of whether such shareholder held shares on the requisite record date, such as minority shareholders’ rights, including the right to propose a matter to be considered at a General Meeting of Shareholders, except for shareholders’ rights to request that Sony Corporation purchase or sell shares constituting less than a full unit (as described in “(Unit share system)”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information, including the name and address of such shareholder, to Sony Corporation.

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

(Distribution of Surplus)

Distribution of Surplus — General

Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “— Restriction on distribution of Surplus”). Sony Corporation may make distributions of Surplus to shareholders any number of times per business year, subject to certain limitations described in “— Restriction on distribution of Surplus.” Distributions of Surplus are required in principle to be authorized by a resolution of a General Meeting of Shareholders, but Sony Corporation may authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock held by each shareholder. A resolution of the Board of Directors or a General Meeting of Shareholders authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, Sony Corporation may, pursuant to a resolution of the Board of Directors or (as the case may be) a General Meeting of Shareholders, grant a right to the shareholders to require Sony Corporation to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a General Meeting of Shareholders (refer to “(Voting rights)” with respect to a “special resolution”).

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

(Capital and reserves)

Sony Corporation may generally reduce its additional paid-in capital or legal reserve by resolution of a General Meeting of Shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, Sony Corporation may generally reduce its stated capital by a special shareholders’ resolution (as defined in “(Voting rights)”) and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in capital. In addition, Sony Corporation may reduce its Surplus and increase either (i) stated capital or (ii) additional paid-in capital and/or legal reserve by the same amount, in either case by resolution of a General Meeting of Shareholders.

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

(Issue of additional shares and pre-emptive rights)

Holders of Sony Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued, or existing shares held by Sony Corporation as treasury stock may be transferred, at such times and upon such terms as the Board of Directors or the CEO determines, subject to the limitations as to the offering of new shares or transfer of existing shares held by Sony Corporation as treasury stock at a “specially favorable” price mentioned under “(Voting rights)” above.

In the case of an issuance of shares (including a transfer of existing shares held by Sony Corporation as treasury stock) or stock acquisition rights whereby any subscriber will hold more than 50 percent of the voting rights of all shareholders, generally Sony Corporation shall give public notice at least two weeks prior to the payment date for such issuance, and if shareholders who hold one-tenth or more of the voting rights of all shareholders dissent from the issuance of shares or stock acquisition rights, the approval by a resolution of a General Meeting of Shareholders is generally required before the payment date pursuant to the Companies Act. In addition, in the case of an issuance of shares (including a transfer of existing shares held by Sony Corporation as treasury stock) or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25 percent or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative vote from a person independent of the management is generally required pursuant to the rules of the TSE. The Board of Directors or the CEO may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice is given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

The total amount of the purchase price of shares of Common Stock may not exceed the Distributable Amount, as described in “(Distribution of Surplus) — Distributions of Surplus — Restriction on distribution of Surplus.”

Shares acquired by Sony Corporation may be held for any period or may be retired at the determination of the CEO. Sony Corporation may also transfer (by public or private sale or otherwise) to any person the treasury stock held by it, subject to a determination by the CEO, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “(Issue of additional shares and pre-emptive rights)” above. Sony Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

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

A holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of Sony Corporation. In addition, the Articles of Incorporation of Sony Corporation provide that a holder of shares constituting less than one full unit may request Sony Corporation to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock. Such request by a holder and the sale by Sony Corporation must be made in accordance with the provisions of the Share Handling Regulations of Sony Corporation. As prescribed in the Share Handling Regulations, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of the shareholders’ rights to which shareholders are entitled, regardless of whether such shareholder held shares on the requisite record date, as described in “(General).” Shares constituting less than a full unit are transferable, under the central book-entry transfer system described in “(General).” Under the rules of the Japanese stock exchanges, however, shares constituting less than a full unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

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

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, except for the limitations under the Foreign Exchange Regulations as described in “D. Exchange Controls” below, and except for general limitations under the Companies Act or Sony Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Sony Corporation or under its Articles of Incorporation on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Sony Corporation.

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

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Sony Corporation) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10 percent or more of the issued shares of the relevant company, the foreign investor, in general, must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month immediately following the month in which such acquisition took place. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain businesses designated by the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

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

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”) who are holders of shares of Common Stock of Sony Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 19, 2018. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.

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

As of the date of this document, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, and 10 percent under the income tax treaties with, among other countries, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States). Under the Treaty, the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not own directly or indirectly at least 10 percent of the voting stock of the Japanese corporation is generally reduced to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock of Sony Corporation will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the ADSs or Common Stock will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2017 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2018 taxable year. Holders of ADSs and Common Stock of Sony Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

Sony’s business is continuously exposed to market fluctuation, such as fluctuations in currency exchange rates, interest rates or stock prices. Sony utilizes several derivative instruments, such as foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and currency swap agreements in order to hedge the potential downside risk on the cash flow from the normal course of business caused by market fluctuation. Sony uses foreign exchange forward contracts and foreign currency option contracts primarily to reduce the foreign exchange volatility risk that transactions and accounts receivable or accounts payable denominated in yen, U.S. dollars, euros or other currencies have through the normal course of Sony’s worldwide business. Interest rate swap agreements and currency swap agreements are utilized to diversify funding conditions or to reduce funding costs, and in the Financial Services segment, these transactions are used for asset liability management. Sony uses these derivative financial instruments mainly for risk-hedging purposes as described above, and some derivative transactions, such as bond futures and bond options, are held or utilized for trading purposes in the Financial Services segment. If hedge accounting cannot be applied because the accounts receivable or accounts payable to be hedged are not yet booked, or because cash flows from derivative transactions do not coincide with the underlying exposures recorded on Sony’s balance sheet, such derivatives agreements are subject to a mark-to-market evaluation and their unrealized gains or losses are recognized in earnings. In addition, Sony holds marketable securities, such as straight bonds and stocks in yen or other currencies, in the Financial Services segment to obtain interest income or capital gain on the financial assets under management. These securities include a concentration of investments in long-term Japanese national government bonds, for which Sony monitors the related credit ratings and other market information on an ongoing basis. Investments in marketable securities are also subject to market fluctuation.

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

The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2018 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and the U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.

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

Consolidated

	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	(Yen in billions)
Net VaR	1.2	1.2	1.0	0.9
VaR of currency exchange rate risk	1.2	1.1	0.9	0.9
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Financial Services

	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	(Yen in billions)
Net VaR	1.2	1.0	0.8	0.7
VaR of currency exchange rate risk	1.1	0.9	0.7	0.7
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Sony without the Financial Services segment

	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018
	(Yen in billions)
Net VaR	0.8	0.7	0.4	0.5
VaR of currency exchange rate risk	0.8	0.7	0.4	0.5
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

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

Direct and Indirect Payments by the Depositary to Sony

The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to certain ceilings. These reimbursable expenses currently include, but are not limited to, legal and accounting fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the fiscal year ended March 31, 2018, such reimbursements totaled approximately 742,050 U.S. dollars.

In addition, as part of its service to Sony, the Depositary waives fees in connection with its ADR program, subject to a ceiling. These waived expenses currently include, but are not limited to, standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the fiscal year ended March 31, 2018, the amount of such indirect payments was estimated to total 5,000 U.S. dollars.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the CEO and CFO, of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2018. Disclosure controls and procedures require that information to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2018, the disclosure controls and procedures were effective at the reasonable assurance level.

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

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2018 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2018.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2018, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Sony’s Board of Directors has determined that Kunihito Minakawa and Toshiko Oka each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended. In addition, both are determined to be independent as defined under the NYSE Corporate Governance Standards.

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

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2017 and 2018.

	Fiscal year ended March 31
	2017	2018
	Yen in millions
Audit Fees (1)	3,401	3,562
Audit-Related Fees (2)	177	446
Tax Fees (3)	—	1
All Other Fees (4)	61	68

	3,639	4,077

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax Fees primarily consist of fees for tax advice.

(4)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony Corporation during the fiscal year ended March 31, 2018.

Period	(a) Total number of shares purchased	(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
April 1 — 30, 2017	1,544	3,581.32	N/A	N/A
May 1 — 31, 2017	2,472	3,926.96	N/A	N/A
June 1 — 30, 2017	5,196	4,167.39	N/A	N/A
July 1 — 31, 2017	4,462	4,391.01	N/A	N/A
August 1 — 31, 2017	3,500	4,369.79	N/A	N/A
September 1 — 30, 2017	2,209	4,280.17	N/A	N/A
October 1 — 31, 2017	2,959	4,172.74	N/A	N/A
November 1 — 30, 2017	4,393	5,105.24	N/A	N/A
December 1 — 31, 2017	6,251	5,133.24	N/A	N/A
January 1 — 31, 2018	4,345	5,462.68	N/A	N/A
February 1 — 28, 2018	2,821	5,328.96	N/A	N/A
March 1 — 31, 2018	2,132	5,317.52	N/A	N/A

Total	42,284	4,687.36	N/A	N/A

Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “B. Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2018, Sony Corporation purchased 42,284 shares of Common Stock for a total purchase price of 198,200,165 yen upon such requests from holders of shares constituting less than one full unit.

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

Sony’s Charter of the Board of Directors includes a provision requiring that each “outside” director:

(i) Shall not have received directly from Sony Group, during any consecutive 12-month period within the last three years, more than an amount equivalent to 120,000 U.S. dollars, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); and

(ii) Shall not be an executive director, a corporate executive officer, a general manager or other employee of any company whose aggregate amount of transactions with Sony Group, in any of the last three fiscal years, exceeds the greater of an amount equivalent to 1,000,000 U.S. dollars, or 2 percent of the annual consolidated sales of such company;

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

NYSE Standards	Sony’s Corporate Governance Practices
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

As of June 19, 2018, 10 of the 13 members of Sony’s Board of Directors qualified as “outside” directors. In addition, all 10 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

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

Nominating/Corporate Governance Committee. A nominating/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	Sony’s Nominating Committee consists of at least three directors. Under the Companies Act, the Committee is responsible for determining the contents of proposals regarding the appointment and dismissal of directors to be submitted for approval to the shareholders’ meeting. Unlike listed U.S. companies under NYSE rules, it is not responsible for developing governance guidelines or overseeing the evaluation of the board and management. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors requires at least one of the directors on the Committee to be a corporate executive officer.

Compensation Committee. A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, NYSE listing standards expanded the factors relevant in determining whether a committee member has a relationship to the company that will materially affect that member’s duties to the compensation committee and provided compensation committees the authority to engage compensation advisers. Additionally, the committee may obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management, unless the adviser’s role is (i) limited to consulting on a generally applicable broad-based plan or (ii) is providing information that is not customized for the issuer or is not customized by the adviser and about which the adviser does not provide advice.	Sony’s Compensation Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. Sony’s Charter of the Board of Directors prohibits the CEO, the COO and/or the CFO (or a person at any equivalent position) from serving on the Compensation Committee. Under the Companies Act, the Committee is responsible for, among others, determining the compensation of each director and corporate executive officer.

NYSE Standards	Sony’s Corporate Governance Practices

Audit Committee. An audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act is required. The committee must have at least three members. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee and the duties and responsibilities of the committee.	Sony’s Audit Committee consists of at least three directors. Under the Companies Act, a majority of its members must be “outside” directors, as defined under the Companies Act. In addition, pursuant to the Companies Act, no member of the Committee shall be a director of the company or any of its subsidiaries who is engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer of the company or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries. Sony’s Charter of the Board of Directors also requires each member of the Audit Committee to meet the independence requirements of the applicable U.S. securities laws and regulations, and requires at least one member to meet the audit committee financial expert requirements. Currently, all the members of Sony’s Audit Committee are also “independent” as defined in the NYSE Corporate Governance Standards, and two members of the Committee are qualified as audit committee financial experts. Sony’s Charter of the Board of Directors discourages any Audit Committee member from concurrently being a member of other Committees.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions.

Under the Companies Act, if Sony wishes to adopt an equity compensation plan under which stock acquisition rights or shares of common stock are granted on specially favorable conditions, except where all of its shareholders are granted rights to subscribe for such stock acquisition rights/shares of common stock or such stock acquisition rights/shares of common stock are gratuitously allocated to all of its shareholders, each on a pro rata basis, then Sony must obtain shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights of all of its shareholders and the approval by at least two-thirds of the number of voting rights of all the shareholders represented at the meeting is required under Sony’s Articles of Incorporation.

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

The code’s content covers principal items described in the NYSE Corporate Governance Standards.

Item 16H.	Mine Safety Disclosure

Not Applicable

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation of Sony Corporation (English Translation), incorporated by reference to Exhibit 1.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2015 (Commission file number 001-06439) filed on June 23, 2015

1.2	Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.3	Charter of the Board of Directors, as amended (English Translation)

8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2018: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1	Consent of PricewaterhouseCoopers Aarata LLC

101.1	XBRL INSTANCE DOCUMENT

101.1	XBRL TAXONOMY EXTENSION SCHEMA

101.1	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE

101.1	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE

101.1	XBRL TAXONOMY EXTENSION LABEL LINKBASE

101.1	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

By:	/s/ HIROKI TOTOKI

(Signature)
Hiroki Totoki
Senior Executive Vice President, Chief Financial Officer

Date: June 19, 2018

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sony Corporation and its subsidiaries (the “Company”) as of March 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders’ equity for each of the three years in the period ended March 31, 2018, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Aarata LLC

Tokyo, Japan

May 21, 2018,

except for Note 29 (2),

as to which the date is June 19, 2018

We have served as the Company’s auditor since 2006.

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	960,142	1,586,329
Marketable securities	1,051,441	1,176,601
Notes and accounts receivable, trade	1,006,961	1,061,442
Allowance for doubtful accounts and sales returns	(53,150)	(48,663)
Inventories	640,835	692,937
Other receivables	223,632	190,706
Prepaid expenses and other current assets	525,861	516,744
Total current assets	4,355,722	5,176,096
Film costs	336,928	327,645
Investments and advances:
Affiliated companies	149,371	157,389
Securities investments and other	9,962,422	10,598,669
	10,111,793	10,756,058
Property, plant and equipment:
Land	117,293	84,358
Buildings	666,381	655,434
Machinery and equipment	1,842,852	1,798,722
Construction in progress	28,779	38,295
	2,655,305	2,576,809
Less — Accumulated depreciation	1,897,106	1,837,339
	758,199	739,470
Other assets:
Intangibles, net	584,185	527,168
Goodwill	522,538	530,492
Deferred insurance acquisition costs	568,837	586,670
Deferred income taxes	98,958	96,772
Other	323,396	325,167
	2,097,914	2,066,269
Total assets	17,660,556	19,065,538

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2017	2018
LIABILITIES
Current liabilities:
Short-term borrowings	464,655	496,093
Current portion of long-term debt	53,424	225,522
Notes and accounts payable, trade	539,900	468,550
Accounts payable, other and accrued expenses	1,394,758	1,514,433
Accrued income and other taxes	106,037	145,905
Deposits from customers in the banking business	2,071,091	2,159,246
Other	591,874	610,792
Total current liabilities	5,221,739	5,620,541
Long-term debt	681,462	623,451
Accrued pension and severance costs	396,715	394,504
Deferred income taxes	432,824	449,863
Future insurance policy benefits and other	4,834,492	5,221,772
Policyholders’ account in the life insurance business	2,631,073	2,820,702
Other	314,771	278,338
Total liabilities	14,513,076	15,409,171
Redeemable noncontrolling interest	12,058	9,210
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2017 — Shares authorized: 3,600,000,000; shares issued: 1,263,763,660	860,645
2018 — Shares authorized: 3,600,000,000; shares issued: 1,266,552,149		865,678
Additional paid-in capital	1,275,337	1,282,577
Retained earnings	984,368	1,440,387
Accumulated other comprehensive income —
Unrealized gains on securities, net	126,635	126,191
Unrealized losses on derivative instruments, net	(58)	(1,242)
Pension liability adjustment	(308,736)	(296,444)
Foreign currency translation adjustments	(436,610)	(445,251)
	(618,769)	(616,746)
Treasury stock, at cost
Common stock
2017 — 1,073,222 shares	(4,335)
2018 — 1,127,101 shares		(4,530)
	2,497,246	2,967,366
Noncontrolling interests	638,176	679,791
Total equity	3,135,422	3,647,157
Total liabilities and equity	17,660,556	19,065,538

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2016	2017	2018
Sales and operating revenue:
Net sales	6,949,357	6,443,328	7,231,613
Financial services revenue	1,066,319	1,080,284	1,221,235
Other operating revenue	90,036	79,638	91,134
	8,105,712	7,603,250	8,543,982
Costs and expenses:
Cost of sales	5,166,894	4,753,010	5,188,259
Selling, general and administrative	1,691,930	1,505,956	1,583,197
Financial services expenses	907,758	910,144	1,042,163
Other operating expense, net	47,171	149,001	4,072
	7,813,753	7,318,111	7,817,691
Equity in net income of affiliated companies	2,238	3,563	8,569
Operating income	294,197	288,702	734,860
Other income:
Interest and dividends	12,455	11,459	19,784
Gain on sale of securities investments, net	52,068	225	1,517
Other	2,326	2,734	2,427
	66,849	14,418	23,728
Other expenses:
Interest	25,286	14,544	13,566
Loss on devaluation of securities investments	3,309	7,629	4,955
Foreign exchange loss, net	20,565	22,181	30,634
Other	7,382	7,147	10,384
	56,542	51,501	59,539
Income before income taxes	304,504	251,619	699,049
Income taxes:
Current	94,578	100,260	127,685
Deferred	211	23,798	24,085
	94,789	124,058	151,770
Net income	209,715	127,561	547,279
Less — Net income attributable to noncontrolling interests	61,924	54,272	56,485
Net income attributable to Sony Corporation’s stockholders	147,791	73,289	490,794

	Yen
	2016	2017	2018
Per share data:
Common stock
Net income attributable to Sony Corporation’s stockholders
— Basic	119.40	58.07	388.32
— Diluted	117.49	56.89	379.75
Cash dividends	20.00	20.00	27.50

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2016	2017	2018
Net income	209,715	127,561	547,279
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	2,220	(30,293)	1,070
Unrealized gains (losses) on derivative instruments	(1,198)	1,140	(1,184)
Pension liability adjustment	(171,753)	63,232	12,390
Foreign currency translation adjustments	(83,899)	(17,988)	(6,335)
Total comprehensive income (loss)	(44,915)	143,652	553,220
Less — Comprehensive income attributable to noncontrolling interests	75,329	35,814	60,403
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(120,244)	107,838	492,817

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2016	2017	2018
Cash flows from operating activities:
Net income	209,715	127,561	547,279
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	397,091	327,048	361,444
Amortization of film costs	299,587	297,505	359,274
Accrual for pension and severance costs, less payments	(6,383)	9,297	4,113
Other operating expense, net	47,171	149,001	4,072
(Gain) loss on sale or devaluation of securities investments, net	(48,857)	7,404	3,438
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	44,821	(55,789)	(47,339)
Loss on revaluation or impairment of securities investments held in the financial services business, net	2,653	47	220
Deferred income taxes	211	23,798	24,085
Equity in net (income) loss of affiliated companies, net of dividends	5,045	4,409	(2,956)
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(5,828)	(37,529)	(80,004)
(Increase) decrease in inventories	(57,804)	11,199	(51,508)
Increase in film costs	(318,391)	(331,179)	(362,496)
Decrease in notes and accounts payable, trade	(49,525)	(1,386)	(87,939)
Increase (decrease) in accrued income and other taxes	(23,607)	26,701	29,181
Increase in future insurance policy benefits and other	403,392	433,803	495,419
Increase in deferred insurance acquisition costs	(83,774)	(93,234)	(86,779)
Increase in marketable securities held in the financial services business for trading purposes	(107,433)	(81,456)	(89,797)
(Increase) decrease in other current assets	21,299	(21,402)	3,776
Increase (decrease) in other current liabilities	(25,751)	79,114	151,805
Other	45,457	(65,650)	79,684
Net cash provided by operating activities	749,089	809,262	1,254,972
Cash flows from investing activities:
Payments for purchases of fixed assets	(375,411)	(333,509)	(262,989)
Proceeds from sales of fixed assets	26,472	13,098	60,599
Payments for investments and advances by financial services business	(1,221,093)	(1,233,290)	(963,210)
Payments for investments and advances (other than financial services business)	(20,830)	(17,208)	(13,801)
Proceeds from sales or return of investments and collections of advances by financial services business	534,072	289,901	317,159
Proceeds from sales or return of investments and collections of advances (other than financial services business)	81,535	16,078	6,596
Proceeds from sales of businesses	17,790	3,262	44,624
Other	(72,938)	7,695	(11,175)
Net cash used in investing activities	(1,030,403)	(1,253,973)	(822,197)

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2016	2017	2018
Cash flows from financing activities:
Proceeds from issuance of long-term debt	19,076	254,695	125,092
Payments of long-term debt	(270,669)	(261,299)	(44,561)
Increase in short-term borrowings, net	92,153	317,827	35,145
Increase in deposits from customers in the financial services business, net	165,169	277,152	169,479
Proceeds from issuance of convertible bonds	120,000	—	—
Proceeds from issuance of new shares of common stock	301,708	—	—
Dividends paid	(12,751)	(25,301)	(28,490)
Payment for purchase of Sony/ATV shares from noncontrolling interests	—	(76,565)	—
Other	(34,564)	(34,207)	(10,209)
Net cash provided by financing activities	380,122	452,302	246,456
Effect of exchange rate changes on cash and cash equivalents	(64,609)	(31,061)	(53,044)
Net increase (decrease) in cash and cash equivalents	34,199	(23,470)	626,187
Cash and cash equivalents at beginning of the fiscal year	949,413	983,612	960,142
Cash and cash equivalents at end of the fiscal year	983,612	960,142	1,586,329
Supplemental data:
Cash paid during the fiscal year for —
Income taxes	138,770	106,054	101,092
Interest	26,166	13,877	12,169
Non-cash investing and financing activities —
Obtaining assets by entering into capital leases	14,759	8,457	21,762

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

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2017	860,645	1,275,337	984,368	(618,769)	(4,335)	2,497,246	638,176	3,135,422
Issuance of new shares	488	488				976		976
Exercise of stock acquisition rights	4,533	4,532				9,065		9,065
Conversion of convertible bonds	12	12				24		24
Stock-based compensation		3,160				3,160		3,160
Comprehensive income:
Net income			490,794			490,794	56,485	547,279
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities				(444)		(444)	1,514	1,070
Unrealized losses on derivative instruments				(1,184)		(1,184)		(1,184)
Pension liability adjustment				12,292		12,292	98	12,390
Foreign currency translation adjustments				(8,641)		(8,641)	2,306	(6,335)

Total comprehensive income						492,817	60,403	553,220

Stock issue costs, net of tax		(879)				(879)		(879)
Dividends declared			(34,775)			(34,775)	(14,361)	(49,136)
Purchase of treasury stock					(199)	(199)		(199)
Reissuance of treasury stock		0			4	4		4
Transactions with noncontrolling interests shareholders and other		(73)				(73)	(4,427)	(4,500)

Balance at March 31, 2018	865,678	1,282,577	1,440,387	(616,746)	(4,530)	2,967,366	679,791	3,647,157

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1.	Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments and devices for consumer, professional and industrial markets such as network services, game hardware and software, televisions, audio and video recorders and players, still and video cameras, mobile phones, and semiconductors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles, including game applications based on the animation titles. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese internet-based banking subsidiary.

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

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining the valuation of investment securities, valuation of inventories, fair values of long-lived assets, fair values of goodwill and other intangible assets, fair values of assets and liabilities assumed in business combinations, product warranty liability, pension and severance plans, valuation of deferred tax assets, uncertain tax positions, film costs, and insurance related liabilities. Actual results could significantly differ from those estimates.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Inventories -

Inventories in the Game & Network Services (“G&NS”), Music, Home Entertainment & Sound (“HE&S”), Imaging Products & Solutions (“IP&S”), Mobile Communications (“MC”) and Semiconductors segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of the net realizable value – i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal, cost being determined on the “average cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis.

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

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as noncurrent assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

revenues to the estimated remaining total revenues. Film costs also include broadcasting rights, which are recognized when the license period begins and the program is available for use, and consist of acquired programming to be aired on Sony’s worldwide channel network. Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or noncurrent assets based on timing of expected use. Broadcasting rights are amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate, although broadcasting rights licensed under multi-year live-event sports programming agreements are generally amortized based on the ratio of the current period’s actual advertising revenue and an allocation of subscription fee revenue to the estimated total remaining attributable revenues. Estimates used in calculating the fair value of film costs and the net realizable value of broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

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

In the fiscal year ended March 31, 2018, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the total amount of goodwill allocated to the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value, and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Certain subsidiaries in the G&NS, HE&S, IP&S, and MC segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Revenue recognition -

Revenues from sales in the G&NS, Music, HE&S, IP&S, MC and Semiconductors segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives. Revenues from prepaid subscription fees, such as within the G&NS segment, are recognized ratably over the subscription term.

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

Certain software products published by Sony provide limited online features at no additional cost to the customer. Generally, such features are considered to be incidental to the overall software product and an inconsequential deliverable. Accordingly, revenue related to software products containing these limited online features is not deferred.

Revenues from sales in the Pictures segment are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured. Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television programming for pay and free television exhibition and other markets are recognized when the product is available for exploitation by the licensee and when any restrictions regarding the use of the product lapse. For home entertainment distribution, revenues from the sale of DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized when delivery has occurred and the product is available for sale to the public, and revenues from electronic sell-through and video-on-demand are recognized when the product is made available for viewing via digital distribution platforms. Certain motion picture and television program licensing arrangements involve an allocation to multiple elements, for example a fee for multiple territories and availability dates, that is based on relative fair value using management’s best estimate. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by television networks are recognized when the service is provided.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consideration given to a customer or a reseller -

Sales incentives or other cash consideration given to a customer or a reseller, including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2016, 2017 and 2018, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses, totaled 13,178 million yen, 12,046 million yen and 12,319 million yen, respectively.

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

The impact of the U.S. Tax Cuts and Jobs Act of 2017 (the “U.S. Tax Reform Act”) has been recorded on a provisional basis as defined in Staff Accounting Bulletin No. 118 (“SAB 118”) and additional guidance is to be issued by the U.S. Department of the Treasury on several provisions including the computation of the transition tax on historic foreign earnings. Additional guidance issued during the fiscal year ending March 31, 2019 could impact the information required for, and the calculation of, the transition tax charge. Further analysis performed and conclusions reached as part of the tax return filing process and the issuance of additional guidance related to the U.S. Tax Reform Act could affect the provisional amount recorded. Sony expects to complete its analysis of the impact of the U.S. Tax Reform Act no later than December 22, 2018.

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

(2)	Recently adopted accounting pronouncements

Simplifying the test for goodwill impairment -

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-04 to simplify the accounting for goodwill impairment. This ASU eliminates the second step from the goodwill impairment test. Instead, an entity should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit. Sony has early adopted this ASU in the fiscal year ended March 31, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

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

This guidance will be effective from the first quarter of Sony’s fiscal year beginning April 1, 2018. The guidance permits two methods of adoption: retrospectively to each prior period presented (“full retrospective method”), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (“modified retrospective method”). Sony will adopt this guidance using the modified retrospective method.

Sony has substantially completed its assessment of the impact of adopting this new guidance and does not expect that the adoption will have a material impact on Sony’s results of operations and financial position. Although Sony does not expect the impact of adopting the guidance to be material, there are several areas where Sony’s revenue recognition is expected to change as compared with historical U.S. GAAP. The more significant of these areas are as follows:

In the Pictures segment, (1) licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming will be recognized at a later point in time, which is when the licensee can use and benefit from the content, instead of when the agreement is renewed or extended, and (2) licensing revenue associated with minimum guarantees for symbolic intellectual property (e.g., brands, trademarks and logos) will be recognized over the license term instead of at the inception of the license term.

In the MC segment, incremental costs of obtaining contracts for internet-related service business will be recognized as assets and amortized to expense over the contract period.

In addition, the ASU will change the presentation of certain items in the consolidated financial statements, such as sales returns, with no impact to the timing of the recognition of revenue or expense.

Recognition and measurement of financial assets and financial liabilities -

In January 2016, the FASB issued ASU 2016-01 amending various aspects of the recognition, measurement, presentation, and disclosure requirements for financial instruments. The changes mainly relate to the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings. However, this ASU permits entities to elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This ASU will be effective for Sony as of April 1, 2018. As a result of the adoption of this ASU, Sony will reclassify the unrealized gains and losses, net of tax, on equity securities previously classified as available-for-sale, from accumulated other comprehensive income to retained earnings. Sony anticipates that the adoption of this ASU will increase the volatility of Sony’s other income (expenses), net, resulting from the remeasurement of Sony’s equity investments.

Leases -

In February 2016, the FASB issued ASU 2016-02, which amends current leasing guidance. The ASU requires substantially all leases to be recognized on the balance sheet. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2019, and early adoption is permitted. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.

Measurement of credit losses on financial instruments -

In June 2016, the FASB issued ASU 2016-13, which amends the accounting guidance for credit losses on financial instruments. The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2020, with early adoption permitted for the first quarter of the fiscal year beginning April 1, 2019. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Classification of certain cash receipts and cash payments -

In August 2016, the FASB issued ASU 2016-15, which clarifies the classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective from the first quarter of Sony’s fiscal year beginning April 1, 2018. Sony does not expect the impact on its consolidated financial statements to be material.

Intra-entity transfers of assets other than inventory -

In October 2016, the FASB issued ASU 2016-16, which amends the accounting for income taxes. This update requires recognition of the income tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs. Under current U.S. GAAP, recognition of the income tax consequences for asset transfers other than inventory cannot be recognized until the asset is sold to a third party. This ASU is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2018. The adoption of this ASU is not expected to have a material impact on Sony’s results of operations and financial position.

Restricted cash -

In November 2016, the FASB issued ASU 2016-18, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents in the statement of cash flows. This guidance also requires entities to disclose how the statement of cash flows that includes restricted cash and restricted cash equivalents with cash and cash equivalents reconciles to the balance sheet. The guidance is effective from the first quarter of Sony’s fiscal year beginning April 1, 2018. Sony does not expect the impact on its consolidated financial statements to be material.

Clarifying the definition of a business -

In January 2017, the FASB issued ASU 2017-01 which clarifies the definition of a business. The ASU requires an entity first to determine whether substantially all of the fair value of a set of assets acquired is concentrated in either a single identifiable asset or a group of similar identifiable assets. If this criterion is met, the acquired set of assets is not deemed to be a business. If the criterion is not met, the entity then must evaluate whether the set of assets meets the requirement to be deemed a business. To be considered a business, the acquired set of assets would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. This ASU is effective for Sony as of the fiscal year beginning April 1, 2018. The adoption of this ASU is not expected to have a material impact on Sony’s results of operations and financial position.

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

Premium amortization on purchased callable debt securities -

In March 2017, the FASB issued ASU 2017-08, which requires certain premiums on callable debt securities to be amortized to the earliest call date. The amortization period for callable debt securities purchased at a discount will not be affected. This ASU will be effective for Sony as of April 1, 2019. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.

Targeted improvements to accounting for hedging activities -

In August 2017, the FASB issued ASU 2017-12, which made targeted improvements to the accounting for hedging activities. The amendments in this update simplify certain aspects of hedge accounting for both

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. This ASU also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. This ASU will be effective for Sony as of the fiscal year beginning April 1, 2019. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.

(4)	Reclassifications

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2016 and 2017 have been made to conform to the presentation for the fiscal year ended March 31, 2018.

(5)	Out-of-period adjustments

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

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2017	2018
Finished products	399,850	422,461
Work in process	140,718	153,257
Raw materials, purchased components and supplies	100,267	117,219

Inventories	640,835	692,937

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2017	2018
Motion picture productions:
Released	80,539	81,755
Completed and not released	5,608	1,728
In production and development	94,197	78,868
Television productions:
Released	120,693	127,790
In production and development	7,707	1,174
Broadcasting rights	65,725	72,125
Less: current portion of broadcasting rights included in inventories	(37,541)	(35,795)

Film costs	336,928	327,645

Sony estimates that approximately 91% of the unamortized film costs of released motion picture and television productions at March 31, 2018 will be amortized within the next three years. Approximately 123 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 158 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

5.	Investments in affiliated companies

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31
	2017	2018
Current assets	361,492	404,658
Noncurrent assets	834,765	868,455
Current liabilities	248,450	273,067
Noncurrent liabilities and noncontrolling interests	761,546	768,007
Percentage of ownership in equity investees	20%-50%	20%-50%

Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Net revenues	358,256	387,229	468,933
Operating income	32,884	37,800	56,729
Net income attributable to controlling interests	8,388	11,529	27,301
Percentage of ownership in equity investees	20%-50%	20%-50%	20%-50%

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

The carrying value of Sony’s investment in M3 exceeded its proportionate share in the underlying net assets of M3 by 98,938 million yen at March 31, 2018. The excess is substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal. The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2017 and 2018.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Several affiliated companies are listed on the Tokyo Stock Exchange and Sony’s investments in these companies have an aggregate carrying value and fair value of 99,944 million yen and 533,932 million yen, respectively, as of March 31, 2018.

The number of affiliated companies accounted for under the equity method as of March 31, 2017 and 2018 were 109 and 107, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below. There are no other material transactions or account balances with any other related parties.

	Yen in millions
	March 31
	2017	2018
Accounts receivable, trade	10,873	15,516
Accounts payable, trade	2,525	2,568
Short-term borrowings	20,650	22,849
Capital lease obligations	10,105	13,294

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Sales	33,569	31,238	45,415
Purchases	2,259	1,966	3,180
Lease payments	32,291	16,492	7,749

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, in the fiscal years ended March 31, 2016, 2017 and 2018. SFIL is accounted for under the equity method and is 34% owned by Sony. For the transactions with SFIL, refer to Note8.

MITSUI-SOKO Supply Chain Solutions, Inc. is accounted for under the equity method and is 34% owned by Sony as a result of the sale of the logistics business on April 1, 2015. As of the fiscal years ended March 31, 2017 and 2018, account balances with MITSUI-SOKO Supply Chain Solutions, Inc. and its subsidiaries were 4,922 million yen and 3,662 million yen, respectively, which are mainly included in accrued expenses. For the fiscal years ended March 31, 2017 and 2018, transactions were 13,752 million yen and 9,123 million yen, respectively, which are mainly included in general and administrative expenses. Refer to Note 25.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2016, 2017 and 2018 were 7,282 million yen, 7,970 million yen and 5,613 million yen, respectively.

6.	Transfer of financial assets

Sony has established several accounts receivable sales programs mainly within the HE&S, IP&S and MC segments. Through these programs, Sony can sell receivables to a commercial bank or a special purpose entity associated with a sponsor bank. Total receivables sold during the fiscal years ended March 31, 2016, 2017 and 2018 were 53,267 million yen, 73,185 million yen and 84,718 million yen, respectively. These transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. Sony includes the sales proceeds from these receivables as cash flows within operating activities in the consolidated statement of cash flows because the receivables are the result of operating activities and are short term in nature. Gains and losses from these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing assets or liabilities are recorded as the costs of collection of the sold receivables and the income from servicing such receivables are insignificant.

Certain of the accounts receivable sales programs above also involve VIEs. Refer to Note 23.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

7.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2017				March 31, 2018
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,161,493	182,836	(928)	1,343,401	1,227,139	182,830	(359)	1,409,610
Japanese local government bonds	60,450	144	(63)	60,531	67,574	107	(112)	67,569
Japanese corporate bonds	163,785	7,864	(1,846)	169,803	199,880	9,844	(1,016)	208,708
Foreign government bonds	27,601	359	(918)	27,042	72,204	622	(3,287)	69,539
Foreign corporate bonds	396,097	4,168	(719)	399,546	365,457	1,649	(641)	366,465
Other	15,192	—	(0)	15,192	99,349	1	(0)	99,350

	1,824,618	195,371	(4,474)	2,015,515	2,031,603	195,053	(5,415)	2,221,241

Equity securities	55,928	69,937	(377)	125,488	55,676	71,723	(776)	126,623

Held-to-maturity securities:
Japanese national government bonds	5,661,191	1,520,904	(30,553)	7,151,542	5,892,868	1,635,036	(20,890)	7,507,014
Japanese local government bonds	4,101	449	—	4,550	3,850	413	—	4,263
Japanese corporate bonds	230,011	12,346	(22,071)	220,286	345,818	16,912	(17,390)	345,340
Foreign government bonds	253,019	5,269	(22,868)	235,420	300,220	8,310	(18,570)	289,960
Foreign corporate bonds	198	18	—	216	198	13	—	211

	6,148,520	1,538,986	(75,492)	7,612,014	6,542,954	1,660,684	(56,850)	8,146,788

Total	8,029,066	1,804,294	(80,343)	9,753,017	8,630,233	1,927,460	(63,041)	10,494,652

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2018
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair value	Cost	Fair value
Due in one year or less	125,037	125,290	3,249	3,269
Due after one year through five years	421,676	422,987	27,805	29,417
Due after five years through ten years	542,642	626,888	334,206	382,175
Due after ten years	942,248	1,046,076	6,177,694	7,731,927

Total	2,031,603	2,221,241	6,542,954	8,146,788

Proceeds from sales of available-for-sale securities were 315,043 million yen, 75,319 million yen and 39,982 million yen for the fiscal years ended March 31, 2016, 2017 and 2018, respectively. On these sales, gross realized gains were 67,205 million yen, 2,297 million yen and 1,257 million yen and gross realized losses were 186 million yen, 37 million yen and 2 million yen, respectively, for the fiscal years ended March 31, 2016, 2017 and 2018. Included in the gross realized gains of available-for-sale securities is 46,757 million yen from the sale of Olympus shares in the fiscal year ended March 31, 2016.

Marketable securities classified as trading securities, which consist of debt and equity securities held primarily in the Financial Services segment, totaled 921,320 million yen and 1,048,062 million yen as of March 31, 2017 and 2018, respectively. Sony recorded net unrealized losses of 45,841 million yen, net unrealized gains of 56,593 million yen, and net unrealized gains of 48,047 million yen for the fiscal years ended March 31

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

2016, 2017 and 2018, respectively. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies as of March 31, 2017 and 2018 totaled 61,323 million yen and 52,361 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2017 and 2018.

	Yen in millions
	March 31, 2017
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	52,825	(909)	2,018	(19)	54,843	(928)
Japanese local government bonds	3,793	(6)	14,270	(57)	18,063	(63)
Japanese corporate bonds	53,302	(1,761)	20,489	(85)	73,791	(1,846)
Foreign government bonds	10,258	(577)	7,792	(341)	18,050	(918)
Foreign corporate bonds	27,944	(143)	24,662	(576)	52,606	(719)

	148,122	(3,396)	69,231	(1,078)	217,353	(4,474)

Equity securities	11,878	(370)	9	(7)	11,887	(377)

Held-to-maturity securities:
Japanese national government bonds	277,328	(30,553)	—	—	277,328	(30,553)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	146,004	(22,071)	—	—	146,004	(22,071)
Foreign government bonds	196,740	(22,868)	—	—	196,740	(22,868)
Foreign corporate bonds	—	—	—	—	—	—

	620,072	(75,492)	—	—	620,072	(75,492)

Total	780,072	(79,258)	69,240	(1,085)	849,312	(80,343)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2018
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	10,118	(11)	32,836	(348)	42,954	(359)
Japanese local government bonds	9,324	(11)	14,729	(101)	24,053	(112)
Japanese corporate bonds	11,046	(10)	64,119	(1,006)	75,165	(1,016)
Foreign government bonds	40,156	(2,281)	7,752	(1,006)	47,908	(3,287)
Foreign corporate bonds	34,840	(69)	21,191	(572)	56,031	(641)
Other	1,840	(0)	315	(0)	2,155	(0)

	107,324	(2,382)	140,942	(3,033)	248,266	(5,415)

Equity securities	13,859	(776)	15	(0)	13,874	(776)

Held-to-maturity securities:
Japanese national government bonds	—	—	304,564	(20,890)	304,564	(20,890)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	174,815	(17,390)	174,815	(17,390)
Foreign government bonds	20,448	(704)	134,230	(17,866)	154,678	(18,570)
Foreign corporate bonds	—	—	—	—	—	—

	20,448	(704)	613,609	(56,146)	634,057	(56,850)

Total	141,631	(3,862)	754,566	(59,179)	896,197	(63,041)

For the fiscal years ended March 31, 2016, 2017 and 2018, total realized impairment losses were 3,566 million yen, 7,566 million yen and 5,175 million yen, respectively.

At March 31, 2018, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

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

(1)	Capital leases

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2017	2018
Machinery, equipment and others	66,722	82,260
Film costs	4,943	4,007
Accumulated amortization	(53,330)	(58,861)

	18,335	27,406

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following is a schedule by fiscal year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2018:

Fiscal year ending March 31	Yen in millions
2019	12,326
2020	15,101
2021	8,787
2022	4,773
2023	3,573
Later fiscal years	12,424

Total minimum lease payments	56,984
Less — Amount representing interest	7,150

Present value of net minimum lease payments	49,834
Less — Current obligations	11,432

Long-term capital lease obligations	38,402

(2)	Operating leases

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2018 are as follows:

Fiscal year ending March 31	Yen in millions
2019	57,810
2020	64,380
2021	38,495
2022	24,993
2023	20,280
Later fiscal years	81,305

Total minimum future rentals	287,263

Rental expenses under operating leases for the fiscal years ended March 31, 2016, 2017 and 2018 were 94,000 million yen, 77,976 million yen and 77,950 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2016, 2017 and 2018 were 1,138 million yen, 1,157 million yen and 1,325 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2018 were 2,792 million yen.

(3)	Sale and leaseback transactions

Sale and leaseback transactions with SFIL -

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. In the fiscal years ended March 31, 2016, 2017 and 2018, transactions with total proceeds of 1,856 million yen, 2,679 million yen and 2,538 million yen, respectively and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

9.	Goodwill and other intangible assets

Intangible assets other than goodwill acquired during the fiscal year ended March 31, 2018 totaled 110,788 million yen, of which 110,781 million yen is subject to amortization, and are comprised of the following:

	Intangible assets acquired during the fiscal year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	16,003	4
Software to be sold, leased or otherwise marketed	16,066	3
Internal-use software	69,205	5
Other	9,507	7

In the fiscal year ended March 31, 2018, additions to internal-use software primarily related to the capitalization of new software across several business platforms.

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2017		March 31, 2018
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	317,337	(251,401)	175,980	(142,724)
Customer relationships	37,289	(15,585)	18,881	(7,615)
Trademarks	31,630	(15,554)	16,310	(8,451)
Software to be sold, leased or otherwise marketed	117,897	(86,661)	123,269	(92,457)
Internal-use software	473,750	(310,408)	494,649	(315,516)
Music catalogs	218,321	(95,367)	207,789	(94,210)
Artist contracts	31,393	(29,001)	28,534	(27,650)
Television carriage contracts (broadcasting agreements)	74,780	(21,986)	74,258	(25,884)
Other	62,212	(46,624)	58,543	(47,586)

Total	1,364,609	(872,587)	1,198,213	(762,093)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2016, 2017 and 2018 was 125,616 million yen, 121,634 million yen and 123,450 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending March 31	Yen in millions
2019	89,924
2020	73,516
2021	56,485
2022	39,050
2023	27,982

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2017	2018
Trademarks	70,220	68,922
Distribution agreements	18,834	18,834
Other	3,109	3,292

Total	92,163	91,048

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2017 and 2018 are as follows:

	Yen in millions
	G&NS	Music	Pictures	HE&S	IP&S	MC	Semiconductors	Financial Services	All Other	Total
Balance, March 31, 2016:
Goodwill — gross	152,293	162,078	221,517	5,320	8,637	179,331	49,621	3,020	31,536	813,353
Accumulated impairments	—	(306)	—	(5,320)	(300)	(176,045)	—	(706)	(24,386)	(207,063)

Goodwill	152,293	161,772	221,517	—	8,337	3,286	49,621	2,314	7,150	606,290

Increase (decrease) due to:
Acquisitions*1	—	7,689	29,363	—	—	—	—	61	—	37,113
Sales and dispositions	—	—	(60)	—	—	—	—	—	—	(60)
Impairments	—	—	(112,069)	—	—	—	—	—	—	(112,069)
Translation adjustments	(355)	(3,351)	(598)	—	(186)	—	(77)	—	(11)	(4,578)
Other	—	—	—	—	—	—	(1,475)	—	(2,683)	(4,158)

Balance, March 31, 2017:
Goodwill — gross	151,938	166,416	246,085	5,320	8,451	179,331	48,069	3,081	28,842	837,533
Accumulated impairments	—	(306)	(107,932)	(5,320)	(300)	(176,045)	—	(706)	(24,386)	(314,995)

Goodwill	151,938	166,110	138,153	—	8,151	3,286	48,069	2,375	4,456	522,538

Increase (decrease) due to:
Acquisitions	—	2,877	12,842	—	1,204	—	—	4,850	—	21,773
Sales and dispositions	—	(121)	—	—	—	—	—	—	—	(121)
Impairments	—	—	—	—	—	—	—	—	—	—
Translation adjustments	(1,332)	(3,472)	(6,583)	—	162	—	(1,072)	—	(85)	(12,382)
Other	—	—	—	—	—	—	(1,204)	—	(112)	(1,316)

Balance, March 31, 2018:
Goodwill — gross	150,606	165,700	246,620	5,320	9,817	179,331	45,793	7,931	27,912	839,030
Accumulated impairments	—	(306)	(102,208)	(5,320)	(300)	(176,045)	—	(706)	(23,653)	(308,538)

Goodwill	150,606	165,394	144,412	—	9,517	3,286	45,793	7,225	4,259	530,492

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2018. As a result of this realignment, the operation of the former Components segment is now included in All Other. In connection with this realignment, the carrying amounts of associated goodwill for the former Components segment have been reclassified into All Other for the fiscal years ended March 31, 2016 and 2017. Refer to Note 28.

*1	Acquisitions for the fiscal year ended March 31, 2017 relate mainly to the TEN Sports Network acquisition in the Pictures segment. Refer to Note 24.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

impairment tests using this new profitability projection and recalculated the implied fair value of the goodwill of the reporting unit. As a result of this recalculation, the carrying value of the goodwill was determined to be zero.

Consequently, the entire amount of the goodwill in the Production & Distribution reporting unit, 112,069 million yen, was impaired, in the fiscal year ended March 31, 2017. The impairment loss was included in other operating expense, net in the consolidated statements of income, and was recorded entirely within the Pictures segment.

10.	Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance contracts are charged to income when incurred in Japan whereas in the U.S. those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance contracts calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted using the net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For the purpose of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2017 and 2018 were 502,999 million yen and 525,976 million yen, respectively.

(1)	Insurance policies

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2016, 2017 and 2018 were 803,549 million yen, 754,242 million yen and 857,766 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2016, 2017 and 2018 were 93,928 million yen, 97,581 million yen and 105,497 million yen, respectively.

(2)	Deferred insurance acquisition costs

Amortization of deferred insurance acquisition costs charged to income for the fiscal years ended March 31, 2016, 2017 and 2018 amounted to 92,203 million yen, 36,130 million yen and 68,137 million yen, respectively.

(3)	Future insurance policy benefits

Liabilities for future policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.0% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2017 and 2018, future insurance policy benefits amounted to 4,823,687 million yen and 5,211,421 million yen, respectively.

(4)	Policyholders’ account in the life insurance business

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2017	2018
Universal life insurance	1,809,142	1,951,906
Investment contracts	686,182	738,404
Other	135,749	130,392

Total	2,631,073	2,820,702

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2017	2018
Unsecured loans:
with a weighted-average interest rate of 7.29%	64,046
with a weighted-average interest rate of 3.95%		64,480
Secured loans:
with a weighted-average interest rate of 0.00%	20,000
with a weighted-average interest rate of 0.12%		27
Repurchase agreement:
with a weighted-average interest rate of 0.01%	310,609
with a weighted-average interest rate of 0.18%		335,586
Secured call money:
with a weighted-average interest rate of (0.08)%	70,000
with a weighted-average interest rate of (0.07)%		96,000

	464,655	496,093

At March 31, 2018, a certain subsidiary in the Financial Services segment pledged securities investments with a book value of 267,538 million yen as collateral for 335,586 million yen of short-term repurchase agreements. The repurchase agreement provides for net settlement upon a termination event.

At March 31, 2018, a certain subsidiary in the Financial Services segment pledged marketable securities and securities investments with a book value of 119,213 million yen as collateral for 96,000 million yen of secured call money.

In addition, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with an aggregate book value of 9,618 million yen as collateral for cash settlements, variation margins of futures markets and certain other purposes.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2017	2018
Unsecured loans, representing obligations principally to banks:
Due 2017 to 2024, with interest rates ranging from 0.24% to 5.10% per annum	63,248
Due 2018 to 2024, with interest rates ranging from 0.01% to 5.10% per annum		49,454
Unsecured 0.43% bonds, due 2018	10,000
Unsecured 0.86% bonds, due 2018	150,000	150,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 0.05% bonds, due 2019	69,793	69,879
Unsecured 2.07% bonds, due 2019	50,000	50,000
Unsecured 0.23% bonds, due 2021	89,670	89,744
Unsecured 0.11% bonds, due 2022		10,000
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured 0.28% bonds, due 2023	15,000	15,000
Unsecured 0.22% bonds, due 2025		10,000
Unsecured 0.42% bonds, due 2026	24,887	24,899
Unsecured zero coupon convertible bonds, due 2022	120,000	119,976
Secured 0.00% loans, due 2019 to 2020	70,000
Secured 0.00% loans, due 2019 to 2022		170,002
Capital lease obligations and other:
Due 2017 to 2027, with interest rates ranging from 0.36% to 8.90% per annum	34,224
Due 2018 to 2047, with interest rates ranging from 0.36% to 11.88% per annum		52,929
Guarantee deposits received	11,764	10,790

	734,886	848,973
Less — Portion due within one year	53,424	225,522

	681,462	623,451

At March 31, 2018, a certain subsidiary in the Financial Services segment pledged marketable securities and securities investments with a book value of 38,375 million yen and housing loans with a book value of 306,589 million yen as collateral for a 170,000 million yen long-term secured loan.

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

There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2019	225,522
2020	155,490
2021	58,620
2022	204,428
2023	16,437
Later fiscal years	188,476

Total	848,973

At March 31, 2018, Sony had unused committed lines of credit amounting to 459,860 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2018, Sony has commercial paper programs totaling 818,720 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

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

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses as of March 31, 2017 were 1,449,790 million yen and 866 million yen, respectively, and as of March 31, 2018 were 1,522,415 million yen and 717 million yen, respectively. During the fiscal years ended March 31, 2017 and 2018, charge-offs on housing loans in the banking business and changes in the allowance for credit losses were not significant.

The balance of housing loans placed on nonaccrual status or past due status were not significant as of March 31, 2017 and 2018.

(2)	Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2017 and 2018, the balances of time deposits issued in amounts of 10 million yen or more were 275,638 million yen and 279,943 million yen, respectively. These amounts have been classified as current liabilities mainly due to the ability of the customers to make withdrawals prior to maturity.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

At March 31, 2018, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2020	39,058
2021	19,395
2022	9,120
2023	11,295
2024	9,736
Later fiscal years	19,203

Total	107,807

13.	Fair value measurements

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2017 and 2018 are as follows:

	Yen in millions
	March 31, 2017
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	611,108	310,212	—	921,320	921,320	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,343,401	—	1,343,401	18,483	1,324,918	—	—
Japanese local government bonds	—	60,531	—	60,531	8,518	52,013	—	—
Japanese corporate bonds	—	168,493	1,310	169,803	8,433	161,370	—	—
Foreign government bonds*1	—	27,042	—	27,042	1,007	26,035	—	—
Foreign corporate bonds*2	—	358,369	41,177	399,546	86,708	312,838	—	—
Other*3	—	—	15,192	15,192	—	15,192	—	—
Equity securities	125,306	182	—	125,488	—	125,488	—	—
Other investments*4	6,589	4,525	10,483	21,597	—	21,597	—	—
Derivative assets*5	981	26,279	—	27,260	—	—	25,409	1,851

Total assets	743,984	2,299,034	68,162	3,111,180	1,044,469	2,039,451	25,409	1,851

Liabilities:
Derivative liabilities*5	520	33,930	—	34,450	—	—	15,743	18,707

Total liabilities	520	33,930	—	34,450	—	—	15,743	18,707

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2018
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	712,113	335,949	—	1,048,062	1,048,062	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,409,610	—	1,409,610	20,473	1,389,137	—	—
Japanese local government bonds	—	67,569	—	67,569	8,548	59,021	—	—
Japanese corporate bonds	—	208,708	—	208,708	8,041	200,667	—	—
Foreign government bonds*1	—	69,539	—	69,539	—	69,539	—	—
Foreign corporate bonds*2	—	338,587	27,878	366,465	88,228	278,237	—	—
Other*3	—	15,736	83,614	99,350	—	99,350	—	—
Equity securities	126,330	293	—	126,623	—	126,623	—	—
Other investments*4	6,192	5,099	9,104	20,395	—	20,395	—	—
Derivative assets*5	2,194	37,332	—	39,526	—	—	37,003	2,523

Total assets	846,829	2,488,422	120,596	3,455,847	1,173,352	2,242,969	37,003	2,523

Liabilities:
Derivative liabilities*5	1,407	34,317	—	35,724	—	—	20,550	15,174

Total liabilities	1,407	34,317	—	35,724	—	—	20,550	15,174

*1	2,215 million yen and 2,875 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 for the fiscal years ended March 31, 2017 and 2018, respectively, and are included in the consolidated balance sheets as securities investments and other.

*2	165,236 million yen and 160,470 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 for the fiscal years ended March 31, 2017 and 2018, respectively. In the consolidated balance sheets, 32,167 million yen and 25,955 million yen are included as marketable securities and 133,069 million yen and 134,515 million yen are included as securities investment and other for the fiscal years ended March 31, 2017 and 2018, respectively.

*3	14,619 million yen and 93,971 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 and level 3 for the fiscal years ended March 31, 2017 and 2018, respectively, and are included in the consolidated balance sheets as securities investments and other.

*4	Other investments include certain hybrid financial instruments and certain private equity investments.

*5	Derivative assets and liabilities are recognized and disclosed on a gross basis.

*6	Net gains of 502 million yen and 544 million yen arising from financial instruments for which the fair value option has been elected are included in financial services revenue in the consolidated statements of income for the fiscal years ended March 31, 2017 and 2018, respectively.

Transfers into level 1 were 2,833 million yen and 3,522 million yen for the fiscal years ended March 31, 2017 and 2018, respectively, as quoted prices for certain trading securities and available-for-sale securities became available in an active market. Transfers out of level 1 were 3,103 million yen and 3,086 million yen for the fiscal years ended March 31, 2017 and 2018, respectively, as quoted prices for certain trading securities and available-for-sale securities were not available in an active market.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2017 and 2018 are as follows:

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

	Yen in millions
	Fiscal year ended March 31, 2018
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other	Other investments
Beginning balance	1,310	41,177	15,192	10,483
Total realized and unrealized gains (losses):
Included in earnings*1	—	(307)	(3,032)	(65)
Included in other comprehensive income (loss)*2	—	(84)	1	(489)
Purchases	—	12,604	74,736	139
Sales	—	—	—	(10)
Settlements	—	(18,540)	(3,283)	(954)
Transfers into level 3*3	—	—	—	—
Transfers out of level 3*4	(1,310)	(6,972)	—	—

Ending balance	—	27,878	83,614	9,104

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*1	—	(468)	(2,278)	(65)

*1	Earning effects are included in financial services revenue in the consolidated statements of income.

*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of comprehensive income.

*3	Certain corporate bonds were transferred into level 3 because differences between the fair value determined by indicative quotes from dealers and the fair value determined by internally developed prices became significant and the observability of the inputs used decreased.

*4	Certain corporate bonds were transferred out of level 3 because observable market data became available.

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

(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis

Sony also has assets and liabilities that are required to be remeasured to fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2017 and 2018, such remeasurements to fair value related primarily to the following:

	During the fiscal year ended March 31, 2017
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	72	(39,137)
Goodwill impairments	—	—	0	(112,069)

				(151,206)

	During the fiscal year ended March 31, 2018
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	19,375	(53,741)

				(53,741)

Long-lived assets impairments

Sony recorded an impairment loss of 30,643 million yen for the fiscal year ended March 31, 2016, included within All Other, related to long-lived assets in the battery business asset group. In the fiscal year ended March 31, 2016, due to increasingly competitive markets, Sony conducted a further strategic review of the business and evolving market trends. Following this review, Sony further reduced the corresponding estimated future cash flows of this business and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge.

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

Sony recorded an impairment loss of 31,341 million yen for the fiscal year ended March 31, 2018, included within the MC segment, related to long-lived assets in the smartphone business asset group. Due to smartphone sales results and changes in the business environment since January 2018, Sony conducted a strategic review of its future profitability forecast for the smartphone business. Following this review, Sony reduced the corresponding estimated future cash flows of this business and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge for the fiscal year ended March 31, 2018.

These measurements are classified as level 3 because significant unobservable inputs, such as the condition of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. For the fiscal year ended March 31, 2016, a discount rate of 10% and projected revenue growth rates ranging from zero to 14% were used

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

in the fair value measurements related to the long-lived assets for the battery business and a discount rate of 10% and projected revenue growth rates ranging from zero to 108% were used in the fair value measurements related to the long-lived assets for the camera module business. The high end of the camera module revenue growth rate reflects projected revenue from the introduction of new products in the near term. For the fiscal year ended March 31, 2017, a discount rate of 10% and projected declining revenue rates ranging from (1)% to 8% were used in the fair value measurements related to the long-lived assets for the camera module business. For the fiscal year ended March 31, 2018, a discount rate of 8.5% and projected revenue growth rates ranging from (8)% to 6% were used in the fair value measurements related to the long-lived assets for the smartphone business.

Goodwill impairments

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

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2017
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,603,784	—	1,603,784	1,449,790

Total assets	—	1,603,784	—	1,603,784	1,449,790

Liabilities:
Long-term debt including the current portion	—	745,599	—	745,599	734,886
Investment contracts included in policyholders’ account in the life insurance business	—	710,191	—	710,191	686,182

Total liabilities	—	1,455,790	—	1,455,790	1,421,068

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2018
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,686,842	—	1,686,842	1,522,415

Total assets	—	1,686,842	—	1,686,842	1,522,415

Liabilities:
Long-term debt including the current portion	—	877,576	—	877,576	848,973
Investment contracts included in policyholders’ account in the life insurance business	—	766,558	—	766,558	738,404

Total liabilities	—	1,644,134	—	1,644,134	1,587,377

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

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges, as well as offsetting changes in the carrying value of the underlying hedged items, are recognized in income. For the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

fiscal years ended March 31, 2016, 2017 and 2018, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal year ended March 31, 2016, the ineffective portions of the hedging relationships were not significant. For the fiscal year ended March 31, 2017 and 2018, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Foreign exchange forward contracts and purchased and written foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated or anticipated by Sony’s transactions and accounts receivable and payable denominated in foreign currencies. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

Sony also entered into foreign exchange forward contracts which effectively fixed the cash flows from certain foreign currency denominated payables. Accordingly, these derivatives have been designated as cash flow hedges.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2017	2018	Liability derivatives	2017	2018
Interest rate contracts	Prepaid expenses and other current assets	43	12	Current liabilities: Other	497	160
Interest rate contracts	Other assets: Other	95	286	Liabilities: Other	13,713	10,281
Foreign exchange contracts	Prepaid expenses and other current assets	—	48	Current liabilities: Other	31	1,535

		138	346		14,241	11,976

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2017	2018	Liability derivatives	2017	2018
Interest rate contracts	Prepaid expenses and other current assets	3	12	Current liabilities: Other	221	299
Interest rate contracts	Other assets: Other	1,599	1,871	Liabilities: Other	4,374	3,612
Foreign exchange contracts	Prepaid expenses and other current assets	24,382	34,737	Current liabilities: Other	14,475	17,149
Foreign exchange contracts	Other assets: Other	157	366	Liabilities: Other	620	1,281
Equity contracts	Prepaid expenses and other current assets	981	2,194	Current liabilities: Other	519	1,407

		27,122	39,180		20,209	23,748

Total derivatives		27,260	39,526		34,450	35,724

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2016, 2017 and 2018.

Derivatives under fair value hedging relationships	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2016	2017	2018
Interest rate contracts	Financial services revenue	(8,300)	1,967	(52)
Foreign exchange contracts	Foreign exchange loss, net	3	(31)	—

Total		(8,297)	1,936	(52)

	Yen in millions
Derivatives under cash flow hedging relationships	Location of gain or (loss) recognized in income on derivative	Fiscal year ended March 31
		2016	2017	2018
		Amount of gain or (loss) recognized in OCI on derivative
Foreign exchange contracts	—	1,914	6,715	(2,295)

Total		1,914	6,715	(2,295)

		Amount of gain or (loss) reclassified from accumulated OCI into income (effective portion)
Foreign exchange contracts	Foreign exchange loss, net	(8)	—	—
Foreign exchange contracts	Cost of sales	(3,104)	(5,583)	1,111

Total		(3,112)	(5,583)	1,111

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Derivatives not designated as hedging instruments	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2016	2017	2018
Interest rate contracts	Financial services revenue	(5,499)	(935)	(1,544)
Foreign exchange contracts	Financial services revenue	4,166	(5,365)	2,013
Foreign exchange contracts	Foreign exchange loss, net	(14,501)	12,339	21,370
Equity contracts	Financial services revenue	3,267	(18,597)	(11,665)

Total		(12,567)	(12,558)	10,174

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2017		March 31, 2018
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,062,933	3,011	1,105,393	7,071
Currency option contracts purchased	212	1	206	1
Currency option contracts written	214	(1)	156	(1)
Currency swap agreements	1,439,395	4,074	1,230,254	4,613
Other currency contracts	64,944	2,328	84,623	3,502
Interest rate contracts:
Interest rate swap agreements	415,719	(17,065)	398,291	(12,171)
Equity contracts:
Equity future contracts	96,016	462	106,876	787

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets on a gross basis, but certain subsidiaries have entered into master netting agreements or other similar agreements, which are mainly International Swaps and Derivatives Association (ISDA) Master Agreements. An ISDA Master Agreement is an agreement between two counterparties that may have multiple derivative contracts with each other, and such ISDA Master Agreement may provide for the net settlement of all or a specified group of these derivative contracts, through a single payment, in a single currency, in the event of a default on or affecting any one derivative contract, or a termination event affecting all or a specified group of derivative contracts. Presented below are the effects of offsetting derivative assets, derivative liabilities, financial assets and financial liabilities as of March 31, 2017 and 2018.

	Yen in millions
	As of March 31, 2017
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	11,554	6,584	277	4,693
Derivative assets not subject to master netting agreements	15,706			15,706

Total assets	27,260	6,584	277	20,399

Derivative liabilities subject to master netting agreements	33,261	6,644	18,631	7,986
Derivative liabilities not subject to master netting agreements	1,189			1,189
Repurchase, securities lending and similar arrangements	310,609	309,987	—	622

Total liabilities	345,059	316,631	18,631	9,797

	Yen in millions
	As of March 31, 2018
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	15,404	7,724	449	7,231
Derivative assets not subject to master netting agreements	24,122			24,122

Total assets	39,526	7,724	449	31,353

Derivative liabilities subject to master netting agreements	34,455	8,326	14,334	11,795
Derivative liabilities not subject to master netting agreements	1,269			1,269
Repurchase, securities lending and similar arrangements	335,586	334,246	—	1,340

Total liabilities	371,310	342,572	14,334	14,404

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

15.	Pension and severance plans

(1)	Defined benefit and severance plans

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

The components of net periodic benefit costs for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Service cost	24,670	26,811	25,185
Interest cost	8,689	5,912	8,024
Expected return on plan assets	(20,853)	(17,829)	(16,440)
Recognized actuarial loss	8,588	20,436	16,099
Amortization of prior service costs	(9,489)	(9,490)	(8,693)

Net periodic benefit costs	11,605	25,840	24,175

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Service cost	3,504	2,958	3,181
Interest cost	12,096	10,426	10,393
Expected return on plan assets	(14,117)	(11,000)	(11,687)
Amortization of net transition asset	10	9	5
Recognized actuarial loss	4,236	2,552	3,014
Amortization of prior service costs	(478)	(463)	(574)
Losses on curtailments and settlements	354	43	1,058

Net periodic benefit costs	5,605	4,525	5,390

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 17,706 million yen and 8,114 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2017	2018	2017	2018
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	1,034,284	1,004,676	356,875	352,442
Service cost	26,811	25,185	2,958	3,181
Interest cost	5,912	8,024	10,426	10,393
Plan participants’ contributions	—	—	490	573
Actuarial (gain) loss	(33,333)	21,920	20,045	663
Foreign currency exchange rate changes	—	—	(23,183)	8,858
Curtailments and settlements	—	—	(1,507)	(5,422)
Other	(5)	(8)	—	—
Benefits paid	(28,993)	(49,223)	(13,662)	(14,291)

Benefit obligation at end of the fiscal year	1,004,676	1,010,574	352,442	356,397

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	679,432	699,008	256,341	259,177
Actual return on plan assets	35,508	38,896	29,346	13,426
Foreign currency exchange rate changes	—	—	(20,004)	6,181
Employer contribution	6,640	6,090	6,738	9,040
Plan participants’ contributions	—	—	490	573
Curtailments and settlements	—	—	(1,161)	(5,285)
Benefits paid	(22,572)	(32,917)	(12,573)	(13,367)

Fair value of plan assets at end of the fiscal year	699,008	711,077	259,177	269,745

Funded status at end of the fiscal year	(305,668)	(299,497)	(93,265)	(86,652)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2017	2018	2017	2018
Noncurrent assets	2,753	3,426	6,251	8,396
Current liabilities	—	—	(3,114)	(4,121)
Noncurrent liabilities	(308,421)	(302,923)	(96,402)	(90,927)

Ending balance	(305,668)	(299,497)	(93,265)	(86,652)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2017	2018	2017	2018
Prior service cost (credit)	(25,415)	(16,723)	(1,034)	(488)
Net actuarial loss	317,397	299,852	78,548	73,404
Obligation existing at transition	—	—	(3)	0

Ending balance	291,982	283,129	77,511	72,916

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2017	2018	2017	2018
Accumulated benefit obligations	998,501	1,005,557	329,989	340,353

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2017	2018	2017	2018
Projected benefit obligations	992,052	998,629	291,413	301,046
Accumulated benefit obligations	987,428	993,612	287,491	293,834
Fair value of plan assets	685,183	695,706	207,406	215,510

Weighted-average assumptions used to determine benefit obligations as of March 31, 2017 and 2018 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2017	2018	2017	2018
Discount rate	0.9%	0.8%	3.1%	2.9%
Rate of compensation increase	*	*	2.4	2.6

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2016	2017	2018	2016	2017	2018
Discount rate	1.0%	0.6%	0.9%	3.1%	3.2%	3.1%
Expected return on plan assets	3.0	2.7	2.4	4.8	4.8	4.6
Rate of compensation increase	*	*	*	2.9	2.8	2.4

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

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

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2018, are, as a result of Sony’s asset liability management, 28% of equity securities, 54% of fixed income securities and 18% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 27% of equity securities, 46% of fixed income securities and 27% of other investments for the pension plans of foreign subsidiaries.

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31, 2017	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	7,976	7,976	—	—
Equity:
Equity securities*1	157,012	152,852	4,160	—
Fixed income:
Government bonds*2	206,632	—	206,632	—
Corporate bonds*3	75,971	—	75,971	—
Asset-backed securities*4	1,105	—	1,105	—
Commingled funds*5	122,264	—	122,264	—
Commodity funds*6	21,098	—	21,098	—
Private equity*7	21,790	—	—	21,790
Hedge funds*8	67,235	—	—	67,235
Real estate and other*9	17,925	—	—	17,925

Total	699,008	160,828	431,230	106,950

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Japanese plans
	Yen in millions
	Fair value at March 31, 2018	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	9,446	9,446	—	—
Equity:
Equity securities*1	138,443	134,091	4,352	—
Fixed income:
Government bonds*2	225,879	—	225,879	—
Corporate bonds*3	79,323	—	79,323	—
Asset-backed securities*4	121	—	121	—
Commingled funds*5	122,950	—	122,950	—
Commodity funds*6	21,136	—	21,136	—
Private equity*7	24,144	—	—	24,144
Hedge funds*8	70,204	—	—	70,204
Real estate and other*9	19,431	—	—	19,431

Total	711,077	143,537	453,761	113,779

*1	Includes approximately 48 percent and 52 percent of Japanese equity securities, and 52 percent and 48 percent of foreign equity securities for the fiscal years ended March 31, 2017 and 2018, respectively.

*2	Includes approximately 46 percent and 49 percent of debt securities issued by Japanese national and local governments, and 54 percent and 51 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2017 and 2018, respectively.

*3	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

*4	Includes primarily mortgage-backed securities.

*5	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 48 percent and 51 percent of investments in equity, 51 percent and 48 percent of investments in fixed income, and 1 percent and 1 percent of investments in other for the fiscal years ended March 31, 2017 and 2018, respectively.

*6	Represents commodity futures funds.

*7	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

*8	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

*9	Includes primarily private real estate investment trusts.

	Foreign plans
	Yen in millions
	Fair value at March 31, 2017	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	8,091	8,091	—	—
Equity:
Equity securities*1	33,103	31,783	1,320	—
Fixed income:
Government bonds*2	65,671	—	65,671	—
Corporate bonds*3	28,296	—	21,370	6,926
Asset-backed securities	982	—	982	—
Insurance contracts*4	5,135	—	5,135	—
Commingled funds*5	81,683	—	81,683	—
Real estate and other*6	36,216	—	13,287	22,929

Total	259,177	39,874	189,448	29,855

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Foreign plans
	Yen in millions
	Fair value at March 31, 2018	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	2,377	2,377	—	—
Equity:
Equity securities*1	30,916	29,814	1,102	—
Fixed income:
Government bonds*2	78,129	—	78,129	—
Corporate bonds*3	26,424	—	21,121	5,303
Asset-backed securities	960	—	960	—
Insurance contracts*4	18,670	—	5,941	12,729
Commingled funds*5	75,785	—	75,785	—
Real estate and other*6	36,484	—	10,508	25,976

Total	269,745	32,191	193,546	44,008

*1	Includes primarily foreign equity securities.

*2	Includes primarily foreign government debt securities.

*3	Includes primarily foreign corporate debt securities.

*4	Represents annuity contracts with or without profit sharing.

*5	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

*6	Includes primarily private real estate investment trusts.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2017 and 2018:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate and other	Total
Beginning balance at April 1, 2016	31,852	60,395	7,315	99,562
Return on assets held at end of year	425	2,817	599	3,841
Purchases, sales, and settlements, net	(10,487)	4,023	10,011	3,547

Ending balance at March 31, 2017	21,790	67,235	17,925	106,950

Return on assets held at end of year	1,483	636	425	2,544
Purchases, sales, and settlements, net	871	2,333	1,081	4,285

Ending balance at March 31, 2018	24,144	70,204	19,431	113,779

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Insurance contracts	Corporate bonds	Real estate and other	Total
Beginning balance at April 1, 2016	—	7,000	24,124	31,124
Return on assets held at end of year	—	—	84	84
Purchases, sales, and settlements, net	—	(44)	(367)	(411)
Transfers, net	—	—	(8)	(8)
Other*	—	(30)	(904)	(934)

Ending balance at March 31, 2017	—	6,926	22,929	29,855

Return on assets held at end of year	—	—	1,101	1,101
Purchases, sales, and settlements, net	12,651	(1,256)	12	11,407
Transfers, net	—	—	1,181	1,181
Other*	78	(367)	753	464

Ending balance at March 31, 2018	12,729	5,303	25,976	44,008

*	Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 11 billion yen to the Japanese plans and approximately 6 billion yen to the foreign plans during the fiscal year ending March 31, 2019.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2019	39,918	14,889
2020	40,328	15,039
2021	41,233	16,133
2022	42,609	16,689
2023	43,772	17,830
2024 — 2028	232,325	102,045

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Defined contribution plans

Total defined contribution expenses for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Japanese plans	3,155	3,412	3,237
Foreign plans	12,419	10,458	11,379

16.	Stockholders’ equity

(1)	Common stock

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2016, 2017 and 2018 have resulted from the following:

Number of shares
Balance at March 31, 2015	1,169,773,260
Issuance of new shares	92,000,000
Exercise of stock acquisition rights	720,500

Balance at March 31, 2016	1,262,493,760
Exercise of stock acquisition rights	1,269,900

Balance at March 31, 2017	1,263,763,660
Issuance of new shares	218,000
Exercise of stock acquisition rights	2,565,700
Conversion of convertible bonds	4,789

Balance at March 31, 2018	1,266,552,149

At March 31, 2018, 37,962,769 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2016, 2017 and 2018.

(2)	Retained earnings

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2018 was 664,989 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2018, including cash dividends for the six-month period ended March 31, 2018, has been incorporated in the consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on April 27, 2018 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 33,694 million yen and 37,859 million yen at March 31, 2017 and 2018, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Other comprehensive income

Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2015	154,153	—	(201,131)	(338,305)	(385,283)
Other comprehensive income before reclassifications	45,527	1,914	(174,380)	(83,899)	(210,838)
Amounts reclassified out of accumulated other comprehensive income	(43,307)	(3,112)	2,627	—	(43,792)

Net other comprehensive income	2,220	(1,198)	(171,753)	(83,899)	(254,630)
Less: Other comprehensive income attributable to noncontrolling interests	15,637	—	(1,145)	(1,087)	13,405

Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)
Other comprehensive income before reclassifications	(27,007)	5,028	54,513	(17,988)	14,546
Amounts reclassified out of accumulated other comprehensive income	(3,286)	(3,888)	8,719	—	1,545

Net other comprehensive income	(30,293)	1,140	63,232	(17,988)	16,091
Less: Other comprehensive income attributable to noncontrolling interests	(16,192)	—	229	(2,495)	(18,458)

Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)
Other comprehensive income before reclassifications	2,013	(2,295)	1,779	(4,480)	(2,983)
Amounts reclassified out of accumulated other comprehensive income*1	(943)	1,111	10,611	(1,855)	8,924

Net other comprehensive income	1,070	(1,184)	12,390	(6,335)	5,941
Less: Other comprehensive income attributable to noncontrolling interests	1,514	—	98	2,306	3,918

Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)

*1	Foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of a complete or substantially complete liquidation or sale of certain foreign subsidiaries and affiliates.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Reclassifications out of accumulated other comprehensive income for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

	Yen in millions
Comprehensive income components	Amounts reclassified from accumulated other comprehensive income			Affected line items in consolidated statements of income
	2016	2017	2018
Unrealized gains (losses) on securities	(19,598)	(4,560)	(646)	Financial services revenue
	(47,087)	(30)	(561)	Gain on sale of securities investments, net
	3,063	—	—	Loss on devaluation of securities investments

Total before tax	(63,622)	(4,590)	(1,207)
Tax expense or (benefit)	20,315	1,304	264

Net of tax	(43,307)	(3,286)	(943)

Unrealized gains (losses) on derivative instruments	(8)	—	—	Foreign exchange loss, net
	(3,104)	(5,583)	1,111	Cost of sales

Total before tax	(3,112)	(5,583)	1,111
Tax expense or (benefit)	—	1,695	—

Net of tax	(3,112)	(3,888)	1,111

Pension liability adjustment	2,867	13,044	11,034	*
Tax expense or (benefit)	(240)	(4,325)	(423)

Net of tax	2,627	8,719	10,611

Foreign currency translation adjustments	—	—	(1,855)	Other operating expense, net
Tax expense or (benefit)	—	—	—

Net of tax	—	—	(1,855)

Total amounts reclassified out of accumulated other comprehensive income, net of tax	(43,792)	1,545	8,924

*	The amortization of pension and postretirement benefit components are included in the computation of net periodic pension cost. Refer to Note 15.

(4)	Equity transactions with noncontrolling interests

Net income attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2016, 2017 and 2018 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Net income attributable to Sony Corporation’s stockholders	147,791	73,289	490,794
Transfers (to) from the noncontrolling interests:
Decrease in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(12,776)	(53,927)	(74)

Change from net income attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	135,015	19,362	490,720

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

During the fiscal year ended March 31, 2017, Sony obtained full ownership of its U.S.-based music publishing subsidiary by acquiring the 50% interest in the subsidiary held by the Estate of Michael Jackson (the “Estate”). The aggregate cash consideration paid to the Estate was 750 million U.S. dollars, including 17 million U.S. dollars of distributions to which the subsidiary previously committed. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 70,730 million yen.

17.	Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2016, 2017 and 2018 was 1,944 million yen, 2,737 million yen and 5,249 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2016, 2017 and 2018 was 1,578 million yen, 2,730 million yen and 7,129 million yen, respectively. Sony issued new shares upon exercise of these rights.

Sony has a stock-based compensation incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2016, 2017 and 2018 was 1,331 yen, 1,291 yen and 2,045 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2016, 2017 and 2018 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2016		2017		2018
Weighted-average assumptions
Risk-free interest rate	1.07%		1.10%		1.14%
Expected lives	7.12 y	ears	6.83 y	ears	6.55 y	ears
Expected volatility*	42.07%		40.00%		38.49%
Expected dividends	0.75%		0.66%		0.40%

*	Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2018 is as follows:

	Fiscal year ended March 31, 2018
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	15,519,400	3,147
Granted	2,978,900	4,297
Exercised	2,565,700	2,778
Forfeited or expired	1,926,700	4,864

Outstanding at end of the fiscal year	14,005,900	3,017	6.53	25,910

Exercisable at end of the fiscal year	7,905,100	2,653	4.61	19,647

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2016, 2017 and 2018 was 1,338 million yen, 1,541 million yen and 6,970 million yen, respectively.

As of March 31, 2018, there was 5,698 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.01 years.

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

Sony has underwritten 2,000 million yen in reinsurance policies for the above insurance carriers related to the policy described above. The amount was recorded in other current liabilities in the consolidated balance sheets as of the fiscal year ended March 31, 2017 and was paid to the insurance carriers in the fiscal year ended March 31, 2018.

In April 2017, the remaining insurance claims of 10,000 million yen that were mainly for business interruption coverage were agreed to by the carriers. As a result, the total amount of insurance recoveries paid to Sony in April 2017 was 20,000 million yen. 9,318 million yen, which was the difference between 20,000 million yen and 10,682 million yen as described above, was recorded in other operating revenue for the fiscal year ended March 31, 2018. The proceeds from insurance recoveries were presented as cash flows from operating activities in the consolidated statements of cash flows for the fiscal year ended March 31, 2018.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2015	36,721	—	14,196	50,917
Restructuring costs	27,401	1,828	7,298	36,527
Non-cash charges	—	(1,828)	—	(1,828)
Cash payments	(40,261)	—	(11,232)	(51,493)
Adjustments	(1,330)	—	1,473	143

Balance at March 31, 2016	22,531	—	11,735	34,266
Restructuring costs	9,854	42,717	7,142	59,713
Non-cash charges	—	(42,717)	—	(42,717)
Cash payments	(19,759)	—	(8,871)	(28,630)
Adjustments	(992)	—	(839)	(1,831)

Balance at March 31, 2017	11,634	—	9,167	20,801
Restructuring costs	18,999	2,233	1,147	22,379
Non-cash charges	—	(2,233)	—	(2,233)
Cash payments	(9,950)	—	(6,352)	(16,302)
Adjustments	(1,197)	—	226	(971)

Balance at March 31, 2018	19,486	—	4,188	23,674

*	Significant asset impairments excluded from restructuring charges are described in Note 13.

Total costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2016
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	15	120	135	—	135
Music	1,501	367	1,868	—	1,868
Pictures	1,594	7	1,601	5	1,606
Home Entertainment & Sound	1,181	26	1,207	—	1,207
Imaging Products & Solutions	78	126	204	—	204
Mobile Communications	17,259	3,669	20,928	710	21,638
Semiconductors	(11)	(102)	(113)	—	(113)
Financial Services	—	—	—	—	—
All Other and Corporate	5,784	4,913	10,697	1,017	11,714

Total	27,401	9,126	36,527	1,732	38,259

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2017
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	225	6	231	—	231
Music	2,116	1,474	3,590	—	3,590
Pictures	2,467	—	2,467	—	2,467
Home Entertainment & Sound	68	684	752	—	752
Imaging Products & Solutions	563	77	640	—	640
Mobile Communications	516	172	688	138	826
Semiconductors	4	(13)	(9)	—	(9)
Financial Services	—	—	—	—	—
All Other and Corporate	3,895	47,459	51,354	364	51,718

Total	9,854	49,859	59,713	502	60,215

	Yen in millions
	Fiscal year ended March 31, 2018
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	—	—	—	—	—
Music	6,358	272	6,630	—	6,630
Pictures	2,922	—	2,922	—	2,922
Home Entertainment & Sound	846	6	852	—	852
Imaging Products & Solutions	530	94	624	—	624
Mobile Communications	2,008	18	2,026	0	2,026
Semiconductors	28	—	28	—	28
Financial Services	—	—	—	—	—
All Other and Corporate	6,307	2,990	9,297	26	9,323

Total	18,999	3,380	22,379	26	22,405

*	Other associated costs includes non-cash write-downs and disposals, net

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In an effort to optimize the organization and improve the performance of the music business, Sony has implemented a number of restructuring initiatives targeting operating effectiveness and cost reduction. These activities resulted in restructuring charges primarily consisting of headcount reductions totaling 6,630 million yen for the fiscal year ended March 31, 2018.

All Other and Corporate

As described in Note 25, Sony and Murata Manufacturing Co., Ltd. signed a binding definitive agreement on October 31, 2016 to transfer the Sony Group’s battery business to the Murata Group, which was completed on September 1, 2017. Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation of these assets and liabilities, recorded impairment losses of 42,298 million yen in other operating expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017.

As a result of efforts to optimize the sales and headquarters functions that indirectly support the Electronics businesses, which are described above, Sony recorded restructuring charges primarily consisting of headcount reductions totaling 7,112 million yen during the fiscal years ended March 31, 2016. There were no significant restructuring charges for the Electronics businesses during the fiscal year ended March 31, 2017 and 2018.

20.	Supplemental consolidated statements of income information

(1)	Other operating expense, net

Sony records transactions in other operating expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

Other operating expense, net is comprised of the following:

	Yen in millions
	March 31
	2016	2017	2018
Gain on sale of the U.S. headquarters building*1	(6,545)	—	—
Gain on sale of Sony City Osaki*1	(4,914)	(4,914)	(4,914)
Gain on sale and issuance of M3 shares*2	(2)	(37,167)	(18)
(Gain) loss on purchase/sale of interests in subsidiaries and affiliates, net*3	(31,778)	(4,259)	(29,595)
(Gain) loss on sale, disposal or impairment of assets, net*4	90,410	195,341	38,599

	47,171	149,001	4,072

*1	A portion of gain on sale and leaseback transactions is deferred and is amortized on a straight-line basis over the lease term.

*2	Refer to Note 5.

*3	Refer to Notes 24 and 25.

*4	Refer to Notes 9, 13, 19 and 25.

(2)	Research and development costs

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2016, 2017 and 2018 were 468,183 million yen, 447,456 million yen and 458,518 million yen, respectively.

(3)	Advertising costs

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2016, 2017 and 2018 were 391,326 million yen, 363,815 million yen and 407,106 million yen, respectively.

(4)	Shipping and handling costs

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2016, 2017 and 2018 were 50,803 million yen, 42,195 million yen and 46,252 million yen, respectively, which included the internal transportation costs of finished goods.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Income taxes

Domestic and foreign components of income before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Income before income taxes:
Sony Corporation and all subsidiaries in Japan	149,256	166,158	436,494
Foreign subsidiaries	155,248	85,461	262,555

	304,504	251,619	699,049

Income taxes — Current:
Sony Corporation and all subsidiaries in Japan	41,080	49,739	69,697
Foreign subsidiaries	53,498	50,521	57,988

	94,578	100,260	127,685

Income taxes — Deferred:
Sony Corporation and all subsidiaries in Japan	(1,745)	11,478	29,640
Foreign subsidiaries	1,956	12,320	(5,555)

	211	23,798	24,085

Total income tax expense	94,789	124,058	151,770

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2016	2017	2018
Statutory tax rate	33.6%	31.7%	31.5%
Non-deductible expenses	1.6	2.3	0.8
Income tax credits	(2.0)	(2.9)	(0.6)
Change in statutory tax rate and law	(3.3)	0.3	(1.2)
Change in valuation allowances	10.7	7.3	(5.2)
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	(0.8)	(1.4)	(0.8)
Lower tax rate applied to life and non-life insurance business in Japan	(2.3)	(2.2)	(0.8)
Foreign income tax differential	(6.9)	(3.0)	(2.6)
Adjustments to tax reserves	0.7	(1.1)	(0.8)
Effect of equity in net income of affiliated companies	0.0	0.0	0.0
Impairment of goodwill in the Pictures segment	—	15.0	—
Other	(0.2)	3.3	1.4

Effective income tax rate	31.1%	49.3%	21.7%

In March 2016, the Japanese legislature enacted tax law changes which included further lowering of the national corporate tax rate, limiting the annual use of net operating loss carryforwards to 55% of taxable income for the period ended March 31, 2018, and to 50% of taxable income for periods beginning on or after April 1, 2018. As a result, the statutory tax rate from the fiscal year ended March 31, 2017 onward will be approximately 31.5%. On December 22, 2017, the U.S. Tax Reform Act was signed into law, making significant changes to the U.S. tax rules. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning January 1, 2018 and the transition of U.S. international taxation from a worldwide tax

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

system to a modified territorial system, with a one-time mandatory transition tax on previously deferred foreign earnings of U.S. subsidiaries.

Sony is required to record the effects of a tax law change in the period of enactment; however, shortly after the enactment of the U.S. Tax Reform Act, the U.S. Securities and Exchange Commission staff issued SAB 118, which allows a company to record a provisional amount when it does not have the necessary information available, prepared, or analyzed in reasonable detail to complete its accounting for the change in the tax law. The measurement period ends when the company has obtained, prepared and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year.

Sony has calculated its best estimate of the impact of the U.S. Tax Reform Act in the March 31, 2018 income tax provision in accordance with its understanding of the U.S. Tax Reform Act and guidance available and, as a result, Sony has recorded an income tax benefit of 13,816 million yen in the fiscal year ended March 31, 2018 related to the reversal of a valuation allowance as a result of the change in future net operating loss carryforward rules in the U.S. to an unlimited life which will now allow certain deferred tax assets and deferred tax liabilities to offset. Given the valuation allowance recorded against net deferred tax assets in the U.S., the reduction in the corporate income tax rate did not have a material impact on the tax provision for the fiscal year ended March 31, 2018. In addition, given the existence of significant foreign tax credit carryforwards available, with a valuation allowance recorded against them, the mandatory transition tax on previously deferred foreign earnings also did not have a material impact on the tax provision for the fiscal year ended March 31, 2018.

The changes made by the U.S. Tax Reform Act are broad and complex. The final impact of the U.S. Tax Reform Act may differ from the above estimate, possibly materially, due to, among other things, changes in interpretations of the U.S. Tax Reform Act, any legislative action to address questions that arise because of the U.S. Tax Reform Act, any changes in accounting standards for income taxes or related interpretations in response to the U.S. Tax Reform Act or any updates or changes to estimates Sony has utilized to calculate the impact.

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2017	2018
Deferred tax assets:
Operating loss carryforwards for tax purposes	455,555	439,206
Accrued pension and severance costs	112,075	106,161
Amortization including film costs	181,243	95,069
Warranty reserves and accrued expenses	110,475	104,410
Future insurance policy benefits	30,884	33,812
Inventory	16,322	15,792
Depreciation	47,485	43,353
Tax credit carryforwards	134,427	125,327
Reserve for doubtful accounts	10,887	8,534
Impairment of investments	52,451	14,146
Deferred revenue	27,294	14,478
Other	158,420	132,800

Gross deferred tax assets	1,337,518	1,133,088
Less: Valuation allowance	(1,051,964)	(899,835)

Total deferred tax assets	285,554	233,253

Deferred tax liabilities:
Insurance acquisition costs	(160,308)	(166,717)
Future insurance policy benefits	(147,159)	(167,058)
Unbilled accounts receivable in the Pictures segment	(113,997)	(63,196)
Unrealized gains on securities	(78,643)	(83,298)
Intangible assets acquired through stock exchange offerings	(23,794)	(23,949)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(26,473)	(14,160)
Investment in M3	(34,775)	(35,802)
Other	(34,271)	(32,164)

Gross deferred tax liabilities	(619,420)	(586,344)

Net deferred tax liabilities	(333,866)	(353,091)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Based on the weight of the available positive and negative evidence, for the fiscal year ended March 31, 2018, Sony continued to maintain valuation allowances against the deferred tax assets at Sony Corporation and its national tax filing group in Japan, as well as at Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group in the U.S., Sony Mobile Communications in Sweden, Sony Europe Limited in the U.K., certain subsidiaries in Brazil, and certain subsidiaries in other tax jurisdictions.

The net changes in the total valuation allowance were decreases of 21,764 million yen, 3,894 million yen and 152,129 million yen for the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

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

The decrease in the valuation allowances during the fiscal year ended March 31, 2018 was primarily due to the use of net operating loss carryforwards and other deferred tax assets for both the national tax filing group in Japan and the consolidated tax filing group in the U.S. The U.S. deferred tax assets were also reduced as a result of the reduction in the tax rate under the U.S. Tax Reform Act which had a corresponding reduction of the valuation allowance on those assets. In addition, valuation allowances were reversed in several jurisdictions, including France and Canada, as a result of sustained profitability.

Following the changes made by the U.S. Tax Reform Act, Sony changed its policy on dividends from foreign subsidiaries owned by the U.S. consolidated tax group. As a result, the estimated tax on the remittance of such earnings are now included in the deferred tax provision. At March 31, 2018, 14,880 million yen of deferred income taxes have not been provided on undistributed earnings of certain foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 930,018 million yen, and the gain on the book/tax basis difference in subsidiaries, including a gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991. Sony does not anticipate any significant tax consequences on the possible future disposition of these investments based on its tax planning strategies.

At March 31, 2018, Sony had net operating loss carryforwards, the tax effect of which totaled 439,206 million yen, which may be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 132,979 million yen with no expiration period, substantially all of the total net operating loss carryforwards expire at various dates between the fiscal years ending March 31, 2019 and 2024.

Tax credit carryforwards at March 31, 2018 amounted to 125,327 million yen. With the exception of 19,048 million yen with no expiration period, substantially all of the total available tax credit carryforwards expire at various dates between the fiscal years ending March 31, 2019 and 2028.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2016	2017	2018
Balance at beginning of the fiscal year	165,434	114,126	119,529
Reductions for tax positions of prior years	(34,261)	(558)	(8,809)
Additions for tax positions of prior years	6,253	13,353	4,681
Additions based on tax positions related to the current year	4,299	8,231	5,740
Settlements	(12,556)	(8,300)	(21,893)
Lapse in statute of limitations	(8,229)	(3,454)	(3,469)
Foreign currency translation adjustments	(6,814)	(3,869)	(354)

Balance at end of the fiscal year	114,126	119,529	95,425

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	49,323	45,987	39,308

The major changes in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Bilateral Advance Pricing Agreements (“APAs”) and competent authority requests filed for certain subsidiaries in the G&NS, HE&S, IP&S, MC and Semiconductors segments and All Other, with respect to the intercompany cross-border transactions. The APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APAs are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

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

During the fiscal year ended March 31, 2018, Sony recorded 1,053 million yen of interest expense and 876 million yen of penalties. At March 31, 2018, Sony had recorded liabilities of 10,788 million yen and 4,637 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 2,768 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2008 through 2017, and by the U.S. and other material foreign taxing authorities for tax years from 2013 through 2017.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2016, 2017 and 2018 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	147,791	73,289	490,794

	Thousands of shares
Weighted-average shares outstanding	1,237,802	1,262,023	1,263,895
Effect of dilutive securities:
Stock acquisition rights	2,109	2,358	4,565
Zero coupon convertible bonds	17,972	23,962	23,960

Weighted-average shares for diluted EPS computation	1,257,883	1,288,343	1,292,420

	Yen
Basic EPS	119.40	58.07	388.32

Diluted EPS	117.49	56.89	379.75

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2016, 2017 and 2018 were 11,357 thousand shares, 6,856 thousand shares and 2,921 thousand shares, respectively. Potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal years ended March 31, 2016, 2017 and 2018 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for those fiscal years. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

23.	Variable interest entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include several joint ventures in the recorded music business, an equity investment in the music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described in Note 6. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of these VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of Sony are not available to settle the obligations of these VIEs. As of March 31, 2018, the total assets and liabilities for these VIEs, on an aggregate basis, were 37,540 million yen and 24,625 million yen, respectively.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

As described in Note 5, on June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing. In addition, DHP entered into an agreement with Sony’s U.S.-based music publishing subsidiary in which the subsidiary provides administration services to DHP (the “Administration Agreement”). DHP was determined to be a VIE as many of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement. Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquisition and retention of copyrights and the licensing of songs. These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such, Sony is not the primary beneficiary of the VIE. At March 31, 2018, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE are Sony’s net investment of 213 million U.S. dollars and a net payable balance of 3 million U.S. dollars. Sony’s maximum exposure to losses as of March 31, 2018 is the aggregate amount recorded on its balance sheet of 210 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a distribution agreement with and made an investment in a production company that will develop, produce and finance feature-length motion pictures and television programming. The investment is accounted for under the cost method. The production company is a VIE as many of the decision making rights for the entity reside within the equity interests held by the management of the production company which are not at risk of economic loss. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the production company. Sony’s maximum exposure to losses as of March 31, 2018 is the amount of investment and the future funding commitments, which total 26 million U.S. dollars.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

On February 28, 2017, Sony Pictures Networks India, a wholly-owned subsidiary of Sony, completed the first phase of a two-phase acquisition of the TEN Sports Network in a majority of the countries and territories where TEN Sports Network operates, including India, for total consideration of 39,106 million yen (346 million U.S. dollars), of which 37,298 million yen (330 million U.S. dollars) was paid during the fiscal year ended March 31, 2017 and the remaining 1,772 million yen (16 million U.S. dollars) was paid during the fiscal year ended March 31, 2018. On September 15, 2017, Sony Pictures Networks India completed the final phase of the acquisition for cash consideration of 2,316 million yen (21 million U.S. dollars).

As a result of the acquisition, Sony recorded 26,489 million yen (235 million U.S. dollars) of goodwill and 14,910 million yen (132 million U.S. dollars) of intangible assets. The cash consideration paid in this transaction, net of cash received, is included within Other in the investing activities section of the consolidated statements of cash flows.

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

During the fiscal year ended March 31, 2018, Sony completed other acquisitions for total consideration of 27,459 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 20,013 million yen of goodwill and 4,980 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of other acquisitions, individually and in aggregate, were not material.

25.	Divestitures

(1)	Sale of the logistics business

On April 1, 2015, in connection with the formation of a logistics joint venture, Sony sold a part of its logistics business in Japan, Thailand, and Malaysia within Corporate to MITSUI-SOKO HOLDINGS Co., Ltd. for a sales price of 19,211 million yen. As a result of the sale, Sony recognized a gain of 12,284 million yen in other operating expense, net in the consolidated statement of income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Battery business

On October 31, 2016, Sony and Murata Manufacturing Co., Ltd. signed a binding definitive agreement to transfer the Sony Group’s battery business to the Murata Group which was completed on September 1, 2017. Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation of these assets and liabilities, recorded impairment losses of 42,298 million yen in other operating expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017.

(3)	Sale of equity interest in Sony Electronics Huanan Co., Ltd.

On April 1, 2017, Sony transferred all of the equity interest in Sony Electronics Huanan Co., Ltd. (“SEH”), a wholly-owned subsidiary in the Semiconductors segment that manufactures camera modules, to Shen Zhen O-Film Tech Co., Ltd. The consideration for the transfer is approximately 234 million U.S. dollars, including the assumption of SEH’s debt and the sales price of approximately 95 million U.S. dollars. As the result of the transfer, Sony recognized a gain on transfer totaling 28,262 million yen in other operating expense, net in the consolidated statement of income for the fiscal year ended March 31, 2018.

26.	Collaborative arrangements

Sony’s collaborative arrangements primarily relate to arrangements entered into, through subsidiaries in the Pictures segment, with one or more active participants to jointly finance, produce and/or distribute motion pictures or television programming under which both the subsidiaries and the other active participants share in the risks and rewards of ownership. These arrangements are referred to as co-production and distribution arrangements.

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

For the fiscal years ended March 31, 2016, 2017 and 2018, 30,888 million yen, 44,124 million yen and 49,547 million yen, respectively, were recorded as net sales for amounts due from the other participants and 38,303 million yen, 29,594 million yen and 24,280 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants in these collaborative arrangements.

27.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2018, the total unused portion of the lines of credit extended under these contracts was 31,245 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of March 31, 2018 amounted to 367,991 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of March 31, 2018, these subsidiaries were committed to make payments under such contracts of 118,914 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of March 31, 2018, these subsidiaries were committed to make payments of 73,259 million yen under such long-term contracts.

A subsidiary in the Game & Network Services segment has entered into long-term contracts for programming content. These contracts cover various periods mainly within two years. As of March 31, 2018, this subsidiary was committed to make payments of 26,227 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within two years. As of March 31, 2018, Sony has committed to make payments of 6,379 million yen under such long-term contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five fiscal years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2019	211,713
2020	85,755
2021	25,249
2022	17,212
2023	12,014
Later fiscal years	16,048

Total	367,991

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that the investigations of several governmental agencies, including the DOJ, have ended, and the only remaining investigation has reached a settlement, which is subject to a final ruling from the relevant agency. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Since 2011, in relation to the secondary batteries business that was operated by Sony and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits are still pending. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

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

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2018 amounted to 2,642 million yen.

In addition to the above, Sony also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The changes in the product warranty liability for the fiscal years ended March 31, 2016, 2017 and 2018 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Balance at beginning of the fiscal year	75,129	66,943	60,798
Additional liabilities for warranties	83,227	53,502	34,557
Settlements (in cash or in kind)	(81,462)	(49,532)	(32,549)
Changes in estimate for pre-existing warranty reserve	(6,440)	(7,927)	(16,888)
Translation adjustment	(3,511)	(2,188)	2,234

Balance at end of the fiscal year	66,943	60,798	48,152

28.	Business segment information

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

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2018. As a result of this realignment, the operation of the former Components segment is now included in All Other. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes Motion Pictures, Television Productions and Media Networks businesses. The HE&S segment includes Televisions as well as Audio and Video businesses. The IP&S segment includes the Still and Video Cameras business. The MC segment includes the manufacture and sales of mobile phones and an internet-related service business. The Semiconductors segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the overseas disc manufacturing, recording media and battery businesses. Sony’s products and services are generally unique to a single operating segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Sales and operating revenue:
Game & Network Services —
Customers	1,479,775	1,581,568	1,848,298
Intersegment	72,118	68,231	95,514

Total	1,551,893	1,649,799	1,943,812
Music —
Customers	602,564	630,767	784,792
Intersegment	16,675	16,891	15,203

Total	619,239	647,658	799,995
Pictures —
Customers	935,827	901,230	1,010,173
Intersegment	2,315	1,899	894

Total	938,142	903,129	1,011,067
Home Entertainment & Sound —
Customers	1,155,085	1,034,215	1,221,734
Intersegment	3,957	4,789	999

Total	1,159,042	1,039,004	1,222,733
Imaging Products & Solutions —
Customers	677,231	571,499	647,163
Intersegment	6,724	8,134	8,729

Total	683,955	579,633	655,892
Mobile Communications —
Customers	1,121,925	752,688	713,916
Intersegment	5,548	6,457	9,826

Total	1,127,473	759,145	723,742
Semiconductors —
Customers	599,430	659,779	726,892
Intersegment	139,629	113,344	123,118

Total	739,059	773,123	850,010
Financial Services —
Customers	1,066,319	1,080,284	1,221,235
Intersegment	6,750	7,220	7,142

Total	1,073,069	1,087,504	1,228,377
All Other —
Customers	435,668	375,116	351,527
Intersegment	104,526	75,334	55,647

Total	540,194	450,450	407,174
Corporate and elimination	(326,354)	(286,195)	(298,820)

Consolidated total	8,105,712	7,603,250	8,543,982

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Operating income (loss):
Game & Network Services	88,668	135,553	177,478
Music	86,509	75,798	127,786
Pictures	38,507	(80,521)	41,110
Home Entertainment & Sound	50,558	58,504	85,841
Imaging Products & Solutions	69,320	47,257	74,924
Mobile Communications	(61,435)	10,164	(27,636)
Semiconductors	14,500	(7,811)	164,023
Financial Services	156,543	166,424	178,947
All Other	(41,252)	(29,585)	(23,530)

Total	401,918	375,783	798,943
Corporate and elimination	(107,721)	(87,081)	(64,083)

Consolidated operating income	294,197	288,702	734,860
Other income	66,849	14,418	23,728
Other expenses	(56,542)	(51,501)	(59,539)

Consolidated income before income taxes	304,504	251,619	699,049

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

Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, changes have been made to the method of calculating the amount of pension and severance-related expenses allocated to Sony’s headquarters and each business segment. As a result of these changes, an increase in corporate costs totaling 7.5 billion yen is included in Corporate and elimination for the fiscal year ended March 31, 2018. Conversely, a decrease in expenses totaling the same amount is included in each business segment, mainly in the Semiconductors (3.2 billion yen) and IP&S (2.0 billion yen) segments. These changes have no impact on consolidated operating income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Equity in net income (loss) of affiliated companies:
Game & Network Services	—	—	—
Music	3,801	5,435	4,483
Pictures	(981)	(35)	(129)
Home Entertainment & Sound	—	—	—
Imaging Products & Solutions	—	—	—
Mobile Communications	(186)	(79)	(102)
Semiconductors	—	—	—
Financial Services	(645)	(3,601)	(61)
All Other	249	1,843	4,378

Consolidated total	2,238	3,563	8,569

Depreciation and amortization:
Game & Network Services	20,798	25,486	29,091
Music	17,795	16,124	18,230
Pictures	22,375	20,487	24,458
Home Entertainment & Sound	21,781	19,830	21,136
Imaging Products & Solutions	27,612	25,442	23,928
Mobile Communications	24,186	19,794	19,215
Semiconductors	100,964	102,328	99,258
Financial Services, including deferred insurance acquisition costs	102,270	47,056	79,843
All Other	17,767	7,407	5,910

Total	355,548	283,954	321,069
Corporate	41,543	43,094	40,375

Consolidated total	397,091	327,048	361,444

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Sales and operating revenue:
Game & Network Services
Network	529,318	714,924	1,033,192
Hardware and Others	950,457	866,644	815,106

Total	1,479,775	1,581,568	1,848,298
Music
Recorded Music	412,718	388,948	446,960
Music Publishing	71,258	66,541	74,360
Visual Media and Platform	118,588	175,278	263,472

Total	602,564	630,767	784,792
Pictures
Motion Pictures	447,355	409,363	448,945
Television Productions	270,115	271,886	289,024
Media Networks	218,357	219,981	272,204

Total	935,827	901,230	1,010,173
Home Entertainment & Sound
Televisions	797,764	720,557	861,763
Audio and Video	354,946	311,771	357,194
Other	2,375	1,887	2,777

Total	1,155,085	1,034,215	1,221,734
Imaging Products & Solutions
Still and Video Cameras	428,777	351,834	415,318
Other	248,454	219,665	231,845

Total	677,231	571,499	647,163
Mobile Communications	1,121,925	752,688	713,916
Semiconductors	599,430	659,779	726,892
Financial Services	1,066,319	1,080,284	1,221,235
All Other	435,668	375,116	351,527
Corporate	31,888	16,104	18,252

Consolidated total	8,105,712	7,603,250	8,543,982

In the G&NS segment, Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Geographic Information:

Sales and operating revenue attributed to countries and areas based on location of external customers for the fiscal years ended March 31, 2016, 2017 and 2018 and property, plant and equipment, net as of March 31, 2017 and 2018 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2016	2017	2018
Sales and operating revenue:
Japan	2,317,312	2,392,790	2,625,619
United States	1,733,759	1,673,768	1,835,705
Europe	1,881,329	1,634,683	1,841,457
China	540,497	557,995	674,718
Asia-Pacific	959,171	866,712	1,024,179
Other Areas	673,644	477,302	542,304

Total	8,105,712	7,603,250	8,543,982

	Yen in millions
	March 31
	2017	2018
Property, plant and equipment, net:
Japan	580,453	563,593
United States	101,167	97,979
Europe	24,273	23,302
China	13,466	11,232
Asia-Pacific	34,575	36,738
Other Areas	4,265	6,626

Total	758,199	739,470

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea, Oceania, Thailand and Malaysia
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue or property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2016, 2017 and 2018.

29.	Subsequent events

(1)	Public listing of Spotify

On April 3, 2018, Spotify Technology S.A. (“Spotify”) was publicly listed for trading on the New York Stock Exchange. Sony owned 5.707% of Spotify’s shares (5.082% on a fully diluted basis) at the time of the public listing. Due to the public listing and the subsequent sale of a portion of such shares owned by Sony, Sony expects to record an unrealized valuation gain for the shares Sony continues to hold after the listing and a realized gain for the shares sold, net of the estimated amount to be shared with its artists and distributed labels. The sum of the unrealized valuation gain (net) and the gain on the sale of shares (net) to be recorded for the fiscal year ending March 31, 2019 is expected to be approximately 100 billion yen in total.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2) Acquisition of equity interest in EMI

On May 22, 2018, Sony Corporation of America (“SCA”), a wholly-owned subsidiary of Sony Corporation, and Nile Acquisition Holding Company Ltd., the entity through which a consortium led by Mubadala Investment Company owns an approximately 60% equity interest in DH Publishing, L.P. (“EMI”), which owns and manages EMI Music Publishing, signed a legally binding memorandum of understanding for the sale of such equity interest in EMI to SCA. The closing of the transaction is subject to certain closing conditions, including regulatory approvals. Sony currently owns an approximately 40% equity interest in EMI jointly through a majority-owned subsidiary of Sony Corporation. As a result of this transaction, Sony will indirectly own approximately 90% of the equity interest in EMI and it will become a consolidated subsidiary of Sony.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Additions charged to costs and expenses	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2016:
Allowance for doubtful accounts and sales returns	86,598	56,687	(66,443)	(4,059)	72,783

Fiscal year ended March 31, 2017:
Allowance for doubtful accounts and sales returns	72,783	33,667	(50,858)	(2,442)	53,150

Fiscal year ended March 31, 2018:
Allowance for doubtful accounts and sales returns	53,150	45,515	(51,302)	1,300	48,663

Notes: 1. Reversal including amounts written off. 2. Translation adjustments.
	Balance at beginning of period	Additions	Deductions	Other (Note 1)	Balance at end of period
Fiscal year ended March 31, 2016:
Valuation allowance — Deferred tax assets	1,077,622	154,171	(116,277)	(59,658)	1,055,858

Fiscal year ended March 31, 2017:
Valuation allowance — Deferred tax assets	1,055,858	149,697	(154,210)	619	1,051,964

Fiscal year ended March 31, 2018:
Valuation allowance — Deferred tax assets	1,051,964	70,797	(123,597)	(99,329)	899,835

Note:

1.	Translation adjustments and the effect of change in statutory tax rate.