Form 20-F
period 2019-03-31
SONY CORP
filed 2019-06-18
CIK 313838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Sony Corporation of America

25 Madison Avenue, 26th Floor

New York, NY 10010-8601

Telephone: 212-833-6722

E-mail: ir@sony.com

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares*	SNE	New York Stock Exchange
Common Stock**	SNE	New York Stock Exchange
*	American Depositary Shares evidenced by American Depositary Receipts.
Each American Depositary Share represents one share of Common Stock.
**	No par value per share.
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

	Outstanding as of
	March 31, 2019	March 31, 2019
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,250,746,867
American Depositary Shares		117,903,577

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☑    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

A.	Selected Financial Data

	Fiscal year ended March 31
	2015	2016		2017		2018		2019
	(Yen in millions, yen per share amounts)
Income statement data:
Sales and operating revenue	8,215,880	8,105,712		7,603,250		8,543,982		8,665,687
Equity in net income (loss) of affiliated companies	3,921	2,238		3,563		8,569		(2,999)
Operating income	68,548	294,197		288,702		734,860		894,235
Income before income taxes	39,729	304,504		251,619		699,049		1,011,648
Income taxes	88,733	94,789		124,058		151,770		45,098
Net income (loss) attributable to Sony Corporation’s stockholders	(125,980)	147,791		73,289		490,794		916,271
Comprehensive income (loss)	34,317	(44,915)		143,652		553,220		995,542
Data per share of Common Stock:
Net income (loss) attributable to Sony Corporation’s stockholders*
— Basic	(113.04)	119.40		58.07		388.32		723.41
— Diluted	(113.04)	117.49		56.89		379.75		707.74
Cash dividends declared Interim	—	10.00		10.00		12.50		15.00
	—	(8.09 cents	)	(8.79 cents	)	(11.11 cents	)	(13.18 cents	)
Cash dividends declared Fiscal year-end	—	10.00		10.00		15.00		20.00
	—	(9.01 cents	)	(9.13 cents	)	(13.75 cents	)	(18.28 cents	)
Balance sheet data:
Sony Corporation’s stockholders’ equity	2,317,077	2,463,340		2,497,246		2,967,366		3,746,377
Common stock	707,038	858,867		860,645		865,678		874,291
Net assets	2,928,469	3,124,410		3,135,422		3,647,157		4,436,690
Total assets	15,834,331	16,673,390		17,660,556		19,065,538		20,981,586
Number of shares issued at fiscal year-end (thousands of shares of common stock)	1,169,773	1,262,494		1,263,764		1,266,552		1,271,230
Sony Corporation’s stockholders’ equity per share of common stock	1,982.54	1,952.79		1,977.72		2,344.96		2,995.31

* Refer to Note 23 of the consolidated financial statements.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

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

The competitive factors Sony faces vary depending on the nature of the business. For example, Sony’s electronics businesses compete on the basis of various factors including price and function, while Sony’s Music and Pictures businesses compete for talent, such as artists, songwriters, actors, directors and producers, and for entertainment content that is created, acquired, licensed and/or distributed. Competition on price in the electronics businesses can lead to lower margins when costs do not fall at a proportional rate, and competition for talent and appealing product in the entertainment businesses can also lead to lower profitability if the higher costs required for such talent and content creation cannot be recouped through greater sales. Moreover, even for those products where Sony believes it has a strong competitive advantage, such as image sensors, it is possible that its competitors’ technological capabilities will accelerate such that Sony would be unable to maintain its advantageous market position. In its consumer electronics businesses, to produce products that appeal to changing and increasingly diverse consumer preferences or to overcome the fact that a relatively high percentage of consumers already possess similar products, Sony must develop superior technology, anticipate consumer tastes and rapidly develop attractive and differentiated products with competitive prices and features. Sony faces increasingly intense pricing pressure from competitors, retailer consolidation, new sales/distribution channels and shorter product cycles in a variety of consumer product categories. In the Music and Pictures segments, operating results can be impacted by worldwide consumer acceptance of their products, which is difficult to predict, by competing products released at or near the same time and by alternative forms of entertainment and leisure activities available to consumers.

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

Sony actively engages in acquisitions, joint ventures, capital expenditures and other strategic investments to acquire new technologies, efficiently develop new businesses and enhance its business competitiveness. For example, on November 14, 2018, Sony acquired the entirety of the remaining approximately 60% equity interest in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing, not already held by Sony, making EMI a wholly-owned subsidiary of Sony.

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

Sony invests heavily in production facilities and equipment in its electronics businesses, including fabrication facilities used to make image sensors for smartphones and other products. Sony may not be able to recover these capital expenditures in part or full or in the planned timeframe due to the competitive environment, lower-than-expected consumer demand or changes in the financial condition or business decisions of Sony’s major customers. Sony invested 106.6 billion yen and 128.9 billion yen of capital in the fiscal years ended March 31, 2018 and 2019, respectively, mainly for the purpose of increasing image sensor production capacity.

Further, Sony is implementing restructuring and transformation initiatives to enhance profitability, business autonomy and shareholder value and to clearly position each business within the overall business portfolio. For example, Sony transferred its battery business to Murata Manufacturing Co., Ltd. Group in the fiscal year ended March 31, 2018. The expected benefits of these initiatives, including the expected level of profitability, may not be realized due to internal and external impediments or market conditions worsening beyond expectations. If Sony is not successful in achieving its restructuring and transformation initiatives, Sony’s operating results, financial condition, reputation, competitiveness or profitability may be adversely affected. Sony incurred restructuring charges in the amount of 60.2 billion yen, 22.4 billion yen and 33.1 billion yen in the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

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

As a global company, Sony is subject to the laws and regulations of many countries throughout the world that affect its businesses and operations in a number of areas, including advertising, promotions, consumer protection, import and export requirements, anti-corruption, anti-competition, environmental protection, privacy, data protection, content and broadcast regulation, labor, taxation, foreign investment, government procurement, foreign exchange controls, and economic sanctions, as well as laws relating to the collection, use, retention, security and transfer of personally identifiable information.

Compliance with these laws and regulations may be onerous and expensive. These laws and regulations continue to develop and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Any such developments could occur frequently and without warning, and could make Sony’s products or services less attractive to its customers, delay or prohibit introduction of new products or services in one or more regions or cause Sony to change or limit its business practices. For example, imposition of restrictive trade measures in the United States and elsewhere, as well as retaliatory actions against such measures, could result in increased customs duties applicable to Sony’s products or increased costs for procuring parts and components, and could limit or prohibit the sales of Sony’s products and services to certain of its current or potential customers, which may adversely affect Sony’s operating results and financial condition. In addition, changes in laws or regulations or the judicial interpretation thereof that Sony relies on or Sony is subject to in conducting its operations, including online operations, as well as Sony’s failure to anticipate such changes, may subject Sony to greater risk of liability, increase the costs of compliance, or limit Sony’s ability to engage in or expand certain operations or lead to discontinuance of certain operations.

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

Sony’s sales and profitability are sensitive to economic trends in its major markets. In the fiscal year ended March 31, 2019, 29.9%, 22.9% and 21.5% of Sony’s sales and operating revenue were attributable to Japan, the U.S. and Europe, respectively. These markets may be subject to significant economic downturns, resulting in an adverse impact on Sony’s operating results and financial condition. An actual or expected deterioration of economic conditions in any of Sony’s major markets may result in a decline in consumers’ consumption and adverse impacts on the businesses of commercial customers, resulting in reduced demand for Sony’s products and services. For example, in the Pictures segment, a general decline in the economy may result in decreased overall spending within the advertising market and a decline in third-party television networks’ ability to generate revenues, which could result in lower license fees paid by these networks for Sony’s content, which may adversely affect the Picture segment’s revenues.

In addition, Sony’s operations are conducted in many countries and regions around the world, and these international operations, particularly in certain emerging markets, can create challenges. For example, in Sony’s electronics businesses, production and procurement of products, parts and components in China and other Asian countries and regions increase the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand in a timely manner. Further, in certain countries and regions, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as armed conflicts, deterioration in foreign relations, changes in trade policies, non-compliance with expected business conduct and a lack of adequate infrastructure. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners Sony’s operating results and financial condition may be adversely affected.

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

Changes in consumer behavior resulting from new technologies and distribution platforms, as well as increasing concentration of digital music distributors and creation of content by distributors themselves, may adversely affect operating results in Sony’s Music and Pictures segments.

Technology, particularly digital technology, used in the Music and Pictures segments continues to evolve, rapidly leading to alternative methods for the delivery, consumption and storage of digital content. These technological advancements have changed consumer behavior and empowered consumers to seek more control over when, where and how they consume digital content.

The prevalence of enhanced internet capabilities and other new media may continue to reduce the demand for packaged physical media and impact traditional broadcast television and in-theater motion picture viewership, which could negatively affect revenues from Sony’s Pictures segment.

Furthermore, as more music and video content is consumed over digital streaming networks, digital music distributors are becoming increasingly concentrated, which may decrease competition for Sony’s music content and adversely affect its pricing. In addition, digital music and video distributors may increase the amount of content they create for their own services, which may reduce the demand for content created or produced by Sony’s entertainment businesses. If Sony is unable to adequately respond to these changes or fails to effectively anticipate or adapt to new market changes, Sony’s operating results and financial condition may be adversely impacted.

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

Changes in interest rates, foreign exchange rates and the value of Japanese government and corporate bonds, U.S. treasury bonds, equities, real estate and other asset classes may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, the life insurance business has invested most of its general account assets in ultra-long-term Japanese government and corporate bonds, as well as ultra-long-term U.S. treasury bonds, to match the liability characteristics of the long-term maturity insurance policies it has underwritten. The life insurance business has guaranteed yields on outstanding policies while its investment portfolio could be reduced by the market changes discussed above. The banking businesses have invested most of their total loan balance, or over half of their total assets, in their mortgage loans account. An increase in non-performing loans or a decline in prices of the real estate collateral from the market changes discussed above or deterioration of credit quality may have an adverse effect on operating results and financial condition through an increase in the allowance for doubtful accounts.

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

Sony, its third-party service providers, suppliers and other business partners make extensive use of information technology to support business operations, and to provide network and online services to customers. These operations and services, as well as Sony’s business information, may be intentionally or inadvertently compromised by malicious third parties, including state-sponsored organizations, criminal organizations, Sony employees, third-party service providers or other business partners. Such organizations or individuals may use a variety and combination of techniques, such as installing malicious software, exploiting vulnerabilities in information technology, using social engineering to mislead employees and business partners into disclosing passwords and sensitive information, and coordinating distributed denial-of-service attacks to render services unavailable. As cyber-attacks become increasingly sophisticated and automated, and as tools and resources become more readily available, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent loss, destruction, alteration, or exfiltration of business information, or to limit the negative impact from such attacks can provide absolute security against compromise. As a result, Sony’s business information, including personal information, may be lost, destroyed, disclosed, misappropriated, altered, or accessed without consent, and Sony’s information technology systems or operations, or those of its service providers or other business partners, may be disrupted. Malicious adversaries may also use unauthorized access to Sony’s networks as a platform to compromise Sony’s third-party business partners without Sony’s knowledge. Sony has previously been the subject of sophisticated and targeted attacks. For example, in the fiscal year ended March 31, 2015, Sony’s Pictures segment was subject to a cyber-attack that resulted in unauthorized access to, and theft and disclosure of, Sony business information, including employee information and other information, and the destruction of data. Additionally, Sony’s network services, online game businesses and websites have been subject to cyber-attacks by groups and individuals with a range of motives and expertise, resulting in unauthorized access, denial of service, and the theft and/or disclosure of customer information.

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

Sony recognizes an unfunded pension obligation for its defined benefit pension plans based on (i) the Projected Benefit Obligation (“PBO”) under each pension plan less (ii) the fair value of the pension plan’s assets, in accordance with the accounting guidance for defined benefit plans. Any decrease of the pension plan asset value or increases in the PBO due to a lower discount rate, increases in rates of compensation and changes in certain other actuarial assumptions may increase the unfunded pension obligations and may have an adverse effect on Sony’s financial results and condition.

Also, Sony’s financial results and condition could be adversely affected by future pension funding requirements pursuant to the Japanese Defined Benefit Corporate Pension Plan Act (“Act”). Under the Act, Sony is required to conduct a periodic actuarial revaluation and to ascertain whether certain financial criteria have been met after the annual accounting closing. In the event that the fair value of pension plan assets falls below the actuarial reserve required by law and the shortfall may not be recovered within a certain moratorium period permitted by laws and/or special legislative decree, Sony may be required to make an additional contribution to its plans, which may reduce cash flows. Similarly, if Sony is required to make an additional contribution to a foreign plan to meet any funding requirements in accordance with local laws and regulations in each country, Sony’s cash flows might be adversely affected. If Sony is required to increase cash contributions to its pension plans when actuarial assumptions, such as an expected long-term rate of return of the pension plan assets, are updated for purposes of determining statutory contributions, it may have an adverse impact on Sony’s cash flows.

Further losses in jurisdictions where Sony has established valuation allowances against deferred tax assets, the inability of Sony to fully utilize its deferred tax assets, limitations on the use of its deferred tax assets under local law, exposure to additional tax liabilities or changes in Sony’s tax rates could adversely affect Sony’s net income and financial condition.

Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of its business there are many situations where the ultimate tax determination can be uncertain, because of the transfer pricing for its intercompany transactions, and Sony is subject to continuous review by tax authorities of numerous jurisdictions. The calculation of Sony’s tax provision and the carrying value of tax assets, including net operating loss carryforwards and tax credit carryforwards, require significant judgment and the use of estimates, including estimates of future taxable income. As additional evidence becomes available, Sony reassesses these assets to determine if they remain appropriate or whether a reduction by a valuation allowance is appropriate. As of March 31, 2019, total established valuation allowances were 723.1 billion yen. An increase in a valuation allowance may have an adverse impact on Sony’s net income and financial condition.

Deferred tax assets are evaluated on a jurisdiction by jurisdiction basis. As of March 31, 2019, Sony and/or its subsidiaries had valuation allowances principally in Japan and the U.S. Additionally, deferred tax assets could expire unused or otherwise not be realizable for a variety of reasons including the lack of sufficient taxable income in the appropriate jurisdiction. Sony’s net income and financial condition could be adversely affected when the deferred tax assets expire unused.

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

In addition to the above, Sony’s future effective tax rates may be unfavorably affected by changes in both the statutory rates and the mix of earnings in countries with differing statutory rates or by other factors such as changes in tax laws and regulations or their interpretation, including limitations or restrictions on various tax deductions and credits, including deductions for royalties and interest. For example, compliance with the U.S. Tax Cuts and Jobs Act of 2017 (the “U.S. Tax Reform Act”) may require the use of estimates in Sony’s financial statements, and the exercise of significant judgment in accounting for its provisions. As regulations and guidance evolve with respect to the U.S. Tax Reform Act, Sony may make adjustments to amounts that have been previously recorded that may materially affect Sony’s operating results and financial condition.

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets, including production facilities and equipment in its electronics businesses. A decline in financial performance, market capitalization, reduced estimates of future cash flows, changes in global economic conditions or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges against these assets. Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying amount. Such an event or change in circumstances would include unfavorable variances from or adjustments to established business plans, significant changes in forecasted results or volatility inherent to external markets and industries. The increased levels of global competition and the faster pace of technological change to which Sony is exposed can result in greater volatility of these estimates, assumptions and judgments, and increase the likelihood of impairment charges. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances, including the types of events or changes described above with respect to goodwill and intangible assets, indicate that the carrying value of the assets or asset groups may not be recoverable. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. For example, in the fiscal year ended March 31, 2017, Sony recorded a 23.9 billion yen impairment charge against long-lived assets in the Semiconductors segment resulting from the termination of the development and manufacturing of certain high-functionality camera modules for external sale, as well as a 112.1 billion yen impairment charge related to goodwill in the Pictures segment. In the fiscal year ended March 31, 2018, Sony recorded a 31.3 billion yen impairment charge against long-lived assets in the Mobile Communications segment. In the fiscal year ended March 31, 2019, Sony recorded a 19.2 billion yen impairment charge against long-lived assets in the Mobile Communications segment, as well as a 12.9 billion yen impairment charge related to long-lived assets and goodwill in All Other. Any such charge may adversely affect Sony’s operating results and financial condition.

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

In September 1970, Sony Corporation was listed on the New York Stock Exchange (the “NYSE”).

In August 1979, Sony Corporation established Sony Prudential Life Insurance Co., Ltd. in Japan, as a 50-50 joint venture company between Sony Corporation and The Prudential Insurance Company of America. In

April 1991, the joint venture changed its name to Sony Life Insurance Co., Ltd. (“Sony Life”). In March 1996, Sony Life became a wholly-owned subsidiary of Sony Corporation, and in April 2004, with the establishment of Sony Financial Holdings, Inc. (“SFH”), a financial holding company, Sony Life became a wholly-owned subsidiary of SFH.

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

In June 2012, an investor group including Sony Corporation of America (“SCA”) established DH Publishing, L.P. (“EMI”) to own and manage EMI Music Publishing, which it then acquired. This acquisition resulted in Nile Acquisition LLC (“Nile”), of which SCA owned 74.9% and the Estate of Michael Jackson (the “Estate”) owned 25.1%, acquiring approximately 40% of the equity interest in EMI. In July 2018, Sony completed the acquisition of the Estate’s equity interest in Nile, resulting in Sony owning approximately 40% of the equity interest in EMI. In November 2018, Sony completed the acquisition of the remaining approximately 60% equity interest in EMI, resulting in EMI becoming a wholly-owned subsidiary of Sony.

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

In September 2017, Sony transferred its battery businesses to the Murata Manufacturing Co., Ltd. Group.

In April 2019, SVP and SVS merged to become Sony Home Entertainment & Sound Products Inc. (“SHES”).

Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111. Its website is https://www.sony.net/.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America, 25 Madison Avenue, 26th Floor, New York, NY 10010-8601 (Attn: Office of the General Counsel).

Sony files reports and other information with the SEC pursuant to the SEC’s rules and regulations that apply to foreign private issuers. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Sony’s electronic filings are available for viewing on this website, at https://www.sec.gov.

Principal Capital Investments

In the fiscal years ended March 31, 2017, 2018 and 2019, Sony’s capital expenditures were 272.2 billion yen, 332.1 billion yen and 344.1 billion yen, respectively. Sony’s capital expenditures are expected to be approximately 510.0 billion yen during the fiscal year ending March 31, 2020. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

In the fiscal year ended March 31, 2019, Sony invested approximately 146.3 billion yen in the Semiconductors segment. This investment included approximately 128.9 billion yen to increase image sensor production capacity.

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

Sony has strived to ensure the implementation of 1) clearly attributable accountability and responsibility, 2) management policies with an emphasis on sustainable profit generation and 3) the acceleration of decision-making processes and reinforcement of business competitiveness. To achieve this, Sony has separated its business units within Sony Corporation to form distinct subsidiaries and operate them alongside existing Sony Group companies. These separations include SVP in July 2014, SVS in October 2015, SSS in April 2016, and SIPS in April 2017. As a result of this separation of businesses, all segments are now being operated as subsidiaries of Sony Corporation.

Products and Services

Game & Network Services (“G&NS”)

Sony Interactive Entertainment LLC (“SIE”) undertakes product research, development, design, marketing, sales, production, distribution and customer service for PlayStation® hardware, software, content and network services.

The G&NS segment includes the Digital Software and Add-on Content, Network Services and Hardware and Others categories. Digital Software and Add-on Content includes distribution of software titles and add-on content through digital networks by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; and Hardware and Others includes home and portable game consoles, packaged software and peripheral devices.

Music

Recorded Music:

“Recorded Music” includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances. SME, a global entertainment company, excluding Japan, is engaged primarily in the development, production, marketing and distribution of recorded music in all commercial formats and genres. SMEJ is an entertainment company focused on the Japanese market, which includes a Japanese domestic recorded music business that produces recorded music and music videos through contracts with many artists in all music genres.

Music Publishing:

“Music Publishing” includes the management and licensing of the words and music of songs. Sony/ATV and EMI Music Publishing are U.S.-based music publishing businesses that own and acquire rights to musical compositions, exploiting and marketing these compositions and receiving royalties or fees for their use.

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

Television Productions:

“Television Productions” includes the production, acquisition and distribution of television programming including scripted series, unscripted “reality” or “light entertainment,” daytime serials, game shows, animated series, made for television movies and miniseries and other programming. Outside the U.S., SPE produces local language programming and licenses SPE-owned programming and formats around the world.

Media Networks:

“Media Networks” includes the operation of television and digital networks worldwide. SPE’s television networks around the world include Sony Pictures Networks India Private Limited, which operates television networks in India, and a controlling interest in Game Show Network, which operates a U.S.-based cable network and an online game business. Digital networks include SonyLIV in India and FunimationNow primarily in North America.

Home Entertainment & Sound (“HE&S”)

SVP undertakes product research, development, design, marketing, sales, production, distribution and customer services for televisions. SVS undertakes product research, development, design, marketing, sales, production, distribution and customer services for video and sound products. In April 2019, SVP and SVS merged to become SHES.

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

Europe:

In Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Europe B.V., which is headquartered in the United Kingdom and has branches in European countries, and Sony Electronics JSC in Russia.

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

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business in countries other than Japan under the Sony/ATV and EMI Music Publishing names. Sony/ATV, previously a 50%-owned and consolidated joint venture, became a wholly-owned subsidiary of Sony on September 30, 2016 as a result of Sony’s acquisition of the 50% equity interest in Sony/ATV owned by the Estate. Additionally, on July 31, 2018, Sony completed the acquisition of the Estate’s equity interest in Nile, resulting in Sony owning approximately 40% of the equity interest in EMI. On November 14, 2018, Sony completed the acquisition of the remaining approximately 60% equity interest in EMI, resulting in EMI becoming a wholly-owned subsidiary of Sony.

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

The worldwide home entertainment distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through Sony Pictures Home Entertainment, except in certain countries where SPE has joint distribution or sub-distribution arrangements with other studios, or arrangements with independent local distributors. Product is distributed in various home media formats including DVD, Blu-ray Disc™ and Digital Distribution. Digital Distribution includes electronic sell-through and video-on-demand distributed on cable, direct broadcast satellite (“DBS”) providers and digital platforms.

The worldwide television distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through Sony Pictures Television. SPE’s library of motion pictures and television programming is licensed to linear distributors such as broadcast television networks, pay and basic cable networks and DBS providers, as well as to digital platforms such as subscription and advertising supported digital platforms (including Sony’s PlayStationTM Network, Netflix and Amazon).

SPE’s television networks are distributed through cable, DBS providers, telecommunications companies and digital platforms to viewers around the world. These networks generate advertising, subscription and other ancillary revenues.

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees as well as partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2019, Sony Life employed 5,164 Lifeplanner® sales employees. Sony Life maintains an extensive service network which mainly consists of the Lifeplanner® channel and the independent agent channel in Japan. The Lifeplanner® channel is characterized by recruitment of high-caliber sales professionals from industries outside the life insurance industry, quality improvement through education and training, performance-linked compensation and high productivity. Lifeplanner® sales employees offer custom-made packages. Most of the agents in the independent agent channel are corporate and non-exclusive agents, primarily shop-style agents. Shop-style agents are a sub-channel of the independent agent channel, who offer insurance in local stores and provide customers with opportunities to compare various insurers’ products. To enhance Sony Life’s relationship with independent agents, Sony Life’s agent support staff provides independent agents with various support services, including recruiting, training and sales promotion activities. As part of its plan to expand its sales of individual annuity products, Sony Life established AEGON Sony Life Insurance Co., Ltd. (“AEGON Sony Life”) in August 2007 and SA Reinsurance (“SA Re”) in October 2009, both 50-50 joint venture companies with AEGON N.V. AEGON Sony Life and SA Re began operations in Japan in December 2009 and in Bermuda in January 2010, respectively. In May 2019, Sony Life entered into an agreement pursuant to which Sony Life will acquire from AEGON International B.V. the remaining 50% stakes of AEGON Sony Life and SA Re, both of which are currently equity-method affiliate companies of SFH. AEGON Sony Life and SA Re will become wholly-owned subsidiaries of SFH after the completion of the acquisition of the remaining shares, which is subject to certain closing conditions, including regulatory approvals.

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

Sales to External Customers by Geographic Area

The following table shows Sony’s consolidated sales to external customers in each of its major markets for the periods indicated.

	Fiscal year ended March 31
	2017	2018	2019
	(Yen in millions)
Japan	2,392,790	2,625,619	2,591,784
United States	1,673,768	1,835,705	1,982,135
Europe	1,634,683	1,841,457	1,862,166
China	557,995	674,718	770,416
Asia-Pacific	866,712	1,024,179	912,193
Other Areas	477,302	542,304	546,993

Total	7,603,250	8,543,982	8,665,687

Sources of Supply

Sony procures raw materials, parts and components used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony has a general policy of maintaining multiple suppliers for important parts and components and, in the fiscal year ended March 31, 2019, Sony continued to optimize the number of its suppliers to achieve efficiencies and to minimize procurement risk when possible.

When raw materials, parts and components become scarce, the cost of production rises. For example, LCD panels and memory devices, which are used in multiple applications, can influence Sony’s performance when the cost of such parts and components fluctuates substantially. With regard to raw materials, the market price of copper may fluctuate and impact the cost of the parts and components that utilize copper, such as printed circuit boards and power cables. The price of resin and sheet steel, which is widely used in mechanical parts and components, may also fluctuate and impact the cost of those parts and components.

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

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain of these licenses are important to Sony’s business. Sony products that employ DVD player functionality, including PlayStation®4 (“PS4”) hardware, are substantially dependent upon patents that relate to technologies specified in the DVD specifications and are licensed from Dolby Laboratories Licensing Corporation. Sony products that employ Blu-ray Disc™ player functionality and DVD player functionality, including PS4 hardware, are substantially dependent upon patents that relate to technologies specified in the Blu-ray Disc™ specifications and are licensed by MPEG LA LLC and One-Blue, LLC, in addition to the patents that relate to technologies specified in the DVD specifications, as described above. Sony considers its overall license position beneficial to its operations.

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

Social Responsibility Regulations Such as Environmental and Human Rights Regulations

Sony monitors, evaluates, and complies with new environmental requirements that may affect its operations. For example, in Europe, Sony is required to comply with a number of environmental regulations enacted by the EU such as the Restriction of Hazardous Substances (“RoHS”) Directive, the Waste Electrical and Electronic Equipment (“WEEE”) Directive and the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) regulation. Similar regulations are being formulated in other areas of the world, including South American, Southeast Asian and Middle Eastern countries.

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

Sony is aware that certain transactions during the fiscal year ended March 31, 2019, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.

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

•

During the fiscal year ended March 31, 2019, a non-U.S. subsidiary of Sony sold medical instruments, including medical printers, print media and monitors, to a third-party-owned dealer in Dubai, which, to the best of Sony’s knowledge, planned to resell those products to hospitals and health organizations in Iran, some of which are under the control of the Iranian Ministry of Health. Sony’s gross revenue from these sales was approximately 1.4 million U.S. dollars, and Sony has estimated that its net profit from such sales was 0.2 million U.S. dollars.

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

Sony is not aware of any other activity, transaction or dealing by Sony Corporation or any of its affiliates during the fiscal year ended March 31, 2019 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2020, except as described above in connection with the wind-down of its representative office in Iran. Nevertheless, Sony has continued to monitor developments in this area, especially in the light of the United States’ decision that was implemented in its entirety on November 5, 2018 to cease its participation in the Joint Comprehensive Plan of Action of July 14, 2015, among the United States, the United Kingdom, China, France, Russia, Germany, the European Union and Iran and re-impose certain secondary sanctions (i.e., laws and regulations that threaten to impose U.S. economic sanctions on non-U.S. companies engaging in specified transactions with Iran outside U.S. jurisdiction). Sony will determine whether and to what extent they affect Sony’s business with Iranian customers as currently conducted and may additionally be conducted. Such business activities may require disclosure pursuant to Section 13(r) of the Exchange Act. Sony intends to conduct any such business activities in accordance with applicable laws and regulations.

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

C.	Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

Name of company	Country of incorporation/residence	(As of March 31, 2019) Percentage owned
Sony Global Manufacturing & Operations Corporation	Japan	100.0
Sony Semiconductor Solutions Corporation	Japan	100.0
Sony Semiconductor Manufacturing Corporation	Japan	100.0
Sony Marketing Inc.	Japan	100.0
Sony Mobile Communications Inc.	Japan	100.0
Sony Network Communications Inc.	Japan	100.0
Sony Interactive Entertainment Inc.	Japan	100.0
Sony Visual Products Inc.*1	Japan	100.0
Sony Video & Sound Products Inc.*1	Japan	100.0
Sony Storage Media Solutions Corporation	Japan	100.0
Sony Imaging Products & Solutions Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings Inc.*2	Japan	65.1
Sony Life Insurance Co., Ltd.*2	Japan	100.0
Sony Bank Inc.*2	Japan	100.0
Sony Assurance Inc.*2	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Entertainment Inc.	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Interactive Entertainment LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
CPT Holdings, Inc.	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony/ATV Music Publishing LLC	U.S.A.	100.0
Nile Acquisition LLC	U.S.A.	100.0
Sony Europe B.V.	U.K.	100.0
Sony Interactive Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherlands	100.0
Sony (China) Limited	China	100.0
Sony EMCS (Malaysia) Sdn. Bhd.	Malaysia	100.0
Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0

*1 SVP and SVS merged to become SHES in April 2019.

*2 Sony Corporation owns 65.1% of Sony Financial Holdings Inc., and Sony Financial Holdings Inc. owns 100% of Sony Life Insurance Co., Ltd., Sony Bank Inc. and Sony Assurance Inc.

D.	Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The following table sets forth information as of March 31, 2019 with respect to plants used for the production of products mainly for electronics products and services with floor space of more than 500,000 square feet:

Location	Approximate floor space	Principal products produced
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Manufacturing Corporation — Nagasaki TEC)	2,305,000	CMOS Image Sensors

Kumamoto (Sony Semiconductor Manufacturing Corporation — Kumamoto TEC)	2,229,000	CMOS & CCD Image Sensors, Microdisplay

Kagoshima (Sony Semiconductor Manufacturing Corporation — Kagoshima TEC)	1,789,000	Analog LSI, Crystal LED (Panel Process), MMIC

Oita (Sony Semiconductor Manufacturing Corporation — Oita TEC)	975,000	CMOS Image Sensors (Wafer Process)

Kohda, Aichi (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Kohda Site)	903,000	Digital Still Cameras, Video Camera Peripherals, Interchangeable-lens Cameras, Lenses for Interchangeable-lens Cameras, Lenses, Lens Blocks, Audio Devices, aibo

Inazawa, Aichi (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Inazawa Site)	842,000	Surface Mounted Boards, TVs, Crystal LED (Assembly)

Tsuruoka, Yamagata (Sony Semiconductor Manufacturing Corporation — Yamagata TEC)	703,000	CMOS Image Sensors (Wafer Process)

Kosai, Shizuoka (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Kosai Site)	576,000	Broadcasting/Professional Equipment (Cameras/Editing Systems), Projectors, Professional-use Microphones, Professional-use Monitors, Medical Peripheral Equipment, Flow Cytometers

Kisarazu, Chiba (Sony Global Manufacturing & Operations Corporation — Kisarazu TEC)	541,000	PlayStation®4, FeliCa IC Cards and Related Devices

Outside of Japan:

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	1,352,000	Blu-ray Disc™-ROMs

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	1,183,000	TVs, TV Components

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	1,021,000	System Stereos, Home Audios, BD Players, BD Recorders, Digital Music Players, Headphones, Personal Audios

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,010,000	Optical Pickups

Wuxi, China (Sony Digital Products (Wuxi) Co., Ltd.)	798,000	Digital Still Cameras, Lens Assembly, Interchangeable-lens Cameras, Lenses for Interchangeable-lens Cameras

Beijing, China (Sony Mobile Communications (China) Co., Ltd.)	552,000	Mobile Phones

Bangkadi, Thailand (Sony Device Technology (Thailand) Co.,Ltd.)	513,000	Image Sensor Assembly

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

Operating Performance

The following discussion covers the fiscal years ended March 31, 2018 and 2019. For the discussion covering the fiscal year ended March 31, 2017, please refer to “Item 5.A.” of Sony’s Form 20-F for the fiscal year ended March 31, 2018 filed with the SEC on June 19, 2018.

	Fiscal year ended March 31
	2018	2019
	(Yen in billions)
Sales and operating revenue	8,544.0	8,665.7
Equity in net income (loss) of affiliated companies	8.6	(3.0)
Operating income	734.9	894.2
Income before income taxes	699.0	1,011.6
Net income attributable to Sony Corporation’s stockholders	490.8	916.3

Sales

For the fiscal year ended March 31, 2019, sales and operating revenue (“Sales”) were 8,665.7 billion yen, an increase of 121.7 billion yen compared to the fiscal year ended March 31, 2018. This increase was mainly due to a significant increase in sales in the Game & Network Services (“G&NS”) segment, partially offset primarily by a significant decrease in sales in the Mobile Communications (“MC”) segment. In addition, sales for the fiscal year ended March 31, 2018 included 6.7 billion yen and 2.6 billion yen of insurance recoveries, mainly for opportunity losses related to the 2016 Kumamoto Earthquakes (the “Kumamoto Earthquakes”) in the Semiconductors segment and the Imaging Products & Solutions (“IP&S”) segment, respectively. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

Cost of Sales, Selling, General and Administrative Expenses and Other Operating (Income) Expense, net

“Sales” in the analysis of the ratio of “cost of sales” to sales, the ratio of “R&D costs” to sales, and the ratio of “selling, general and administrative expenses” (“SGA expenses”) to sales refers only to the net sales and other operating revenue portions of consolidated sales (which excludes financial services revenue). This is because financial services expenses are recorded separately from cost of sales and SGA expenses in the consolidated financial statements. The calculations of all ratios below that pertain to reportable segments include intersegment transactions.

For the fiscal year ended March 31, 2019, cost of sales decreased 37.5 billion yen year-on-year to 5,150.8 billion yen. The ratio of cost of sales to sales improved year-on-year from 70.9% to 69.7%.

R&D costs (all R&D costs are included within cost of sales) increased 22.7 billion yen year-on-year to 481.2 billion yen. The ratio of R&D costs to sales was 6.5% compared to 6.3% in the fiscal year ended March 31, 2018. For further details, refer to Research and Development in Item 5.C.

SGA expenses decreased 6.4 billion yen year-on-year to 1,576.8 billion yen. The ratio of SGA expenses to sales improved year-on-year from 21.6% to 21.3%.

Other operating (income) expense, net, resulted in income of 71.6 billion yen, compared with a loss of 4.1 billion yen in the fiscal year ended March 31, 2018. This significant improvement was mainly due to the following factors that occurred in the fiscal year ended March 31, 2019 and the absence of the following factors that occurred in the fiscal year ended March 31, 2018. Refer to Note 21 of the consolidated financial statements.

Factors that occurred in the fiscal year ended March 31, 2019

•

Remeasurement gain (116.9 billion yen) in connection with Sony’s acquisition of the remaining approximately 60% equity interest in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing (Music segment)

•	An impairment charge against long-lived assets: 19.2 billion yen (MC segment)

•	An impairment charge against long-lived assets and goodwill: 12.9 billion yen (All Other)

Factors that occurred in the fiscal year ended March 31, 2018

•	An impairment charge against long-lived assets: 31.3 billion yen (MC segment)

•	A gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business: 28.3 billion yen (Semiconductors segment)

•	A gain resulting from the sale of real estate held by a subsidiary: 10.5 billion yen (Music segment)

•	A gain resulting from the sale of manufacturing equipment: 8.6 billion yen (Semiconductors segment)

Equity in Net Income (Loss) of Affiliated Companies

For the fiscal year ended March 31, 2019, equity in net income (loss) of affiliated companies was a loss of 3.0 billion yen, compared to income of 8.6 billion yen in the fiscal year ended March 31, 2018. This deterioration primarily resulted from an 11.6 billion yen deterioration in equity in net income (loss) for EMI, mainly due to expenses relating to warrants and management equity plans in connection with Sony’s acquisition of the remaining approximately 60% equity interest in EMI in the Music segment.

Operating Income

For the fiscal year ended March 31, 2019, operating income increased 159.4 billion yen year-on-year to 894.2 billion yen. This significant increase was primarily due to significant increases in operating income in the G&NS and Music segments, partially offset by a significant increase in the operating loss in the MC segment. Operating income for the current fiscal year as well as the previous fiscal year included the above-mentioned factors being recorded as other operating (income) expense, net.

Other Income and Expenses

For the fiscal year ended March 31, 2019, other income increased by 121.0 billion yen year-on-year, to 144.7 billion yen, while other expenses decreased by 32.2 billion yen year-on-year, to 27.3 billion yen. The net amount of other income and other expenses was income of 117.4 billion yen, an improvement of 153.2 billion yen year-on-year primarily due to a 101.7 billion yen gain on equity securities, net, recorded in the fiscal year ended March 31, 2019 as a result of Spotify Technology S.A.’s (“Spotify”) public listing. Refer to Note 7 of the consolidated financial statements.

The foreign exchange loss, net, decreased by 19.4 billion yen year-on-year, to 11.3 billion yen.

Interest and dividends in other income of 21.6 billion yen were recorded in the fiscal year ended March 31, 2019, an increase of 1.8 billion yen year-on-year. Interest recorded in other expenses totaled 12.5 billion yen, a decrease of 1.1 billion yen year-on-year.

Income before Income Taxes

For the fiscal year ended March 31, 2019, income before income taxes was 1,011.6 billion yen, an increase of 312.6 billion yen year-on-year.

Income Taxes

During the fiscal year ended March 31, 2019, Sony recorded 45.1 billion yen of income tax expense, resulting in an effective tax rate of 4.5%, which was lower than the effective tax rate of 21.7% in the fiscal year ended March 31, 2018. This lower effective tax rate in the fiscal year ended March 31, 2019 was mainly due to income tax expense not being recorded on the remeasurement gain for the equity interest in EMI that was recorded in the fiscal year ended March 31, 2019, as well as the reversal of valuation allowances against a significant portion of the deferred tax assets in the U.S. consolidated tax group, resulting in a tax benefit of 154.2 billion yen being recorded in the three months ended December 31, 2018. Refer to Note 22 of the consolidated financial statements.

Net Income Attributable to Noncontrolling Interests

For the fiscal year ended March 31, 2019, net income attributable to noncontrolling interests of 50.3 billion yen was recorded, a decrease of 6.2 billion yen year-on-year.

Net Income Attributable to Sony Corporation’s Stockholders

For the fiscal year ended March 31, 2019, net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 916.3 billion yen, an increase of 425.5 billion yen year-on-year.

Basic net income per share and diluted net income per share, attributable to Sony Corporation’s stockholders for the fiscal year ended March 31, 2019 were 723.41 yen and 707.74 yen, respectively, compared with 388.32 yen and 379.75 yen, respectively, in the fiscal year ended March 31, 2018. Refer to Note 23 of the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 29 of the consolidated financial statements.

In addition to those significant trends, uncertainties and events listed herein, refer to Trend Information in Item 5.D for more information on significant trends, uncertainties and events that had, or may have, an effect on business segment operating performance.

Game & Network Services (“G&NS”)

Key Financial Figures

	Fiscal year ended March 31
	2018	2019
	(Yen in millions)
Sales to external customers by product category
Digital Software and Add-on Content	762,220	1,102,231
Network Services	270,972	326,524
Hardware & Others	815,106	795,867

Sales to external customers	1,848,298	2,224,622
Intersegment sales	95,514	86,250

G&NS segment total sales	1,943,812	2,310,872

G&NS segment operating income	177,478	311,092

	(Units in millions)
Major product unit sales
PS4 hardware	19.0	17.8

For the fiscal year ended March 31, 2019, sales increased 367.1 billion yen year-on-year to 2,310.9 billion yen. This increase was primarily due to an increase in game software sales as well as an increase in the number of subscribers for PlayStation®Plus, a paid membership service, partially offset by a decrease in PlayStation®4 (“PS4”) hardware sales.

Operating income increased 133.6 billion yen year-on-year to 311.1 billion yen, primarily due to the impact of the above-mentioned increase in sales.

The operating performance of the G&NS segment for the fiscal year ended March 31, 2019 reflected the continued demand for hardware, software and network services, as well as the expansion of free-to-play games which are monetized via microtransactions rather than an up-front purchase, and increased market interest surrounding cloud-based game streaming services. The expansion of the PS4 eco-system is expected to continue throughout the fiscal year ending March 31, 2020, during which Sony intends to expand the network services business and increase the PS4 install base, while also focusing on development of the next-generation console in order to continue delivering immersive experiences to PlayStation users in a variety of ways, including via its proprietary game streaming services, Remote Play and PlayStation Now.

Music

Key Financial Figures

	Fiscal year ended March 31
	2018	2019
	(Yen in millions)
Sales to external customers by product category
Recorded Music	446,960	426,926
Music Publishing	74,360	106,666
Visual Media & Platform	263,472	261,433

Sales to external customers	784,792	795,025
Intersegment sales	15,203	12,464

Music segment total sales	799,995	807,489

Music segment operating income	127,786	232,487

On November 14, 2018, Sony acquired the entirety of the approximately 60% equity interest held by the investor consortium led by Mubadala Investment Company in EMI, resulting in EMI becoming a wholly-owned subsidiary of Sony. Financial results of EMI included in the Music segment include Sony’s equity earnings (loss) in EMI from April 1 through November 13, 2018 and sales and operating income (loss) of EMI from November 14, 2018 through March 31, 2019, as well as a non-cash gain recorded as a result of the remeasurement to fair value of the approximately 40% equity interest in EMI that Sony owned prior to the acquisition.

The Music segment results include the yen-translated results of Sony Music Entertainment (“SME”), Sony/ATV Music Publishing LLC (“Sony/ATV”) and the above-mentioned EMI, all U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.

For the fiscal year ended March 31, 2019, sales were 807.5 billion yen, essentially flat year-on-year. This result was primarily due to higher streaming revenues, as well as higher sales for Music Publishing resulting from the consolidation of the results of EMI from November 14, 2018 onward, substantially offset by lower physical sales in Recorded Music primarily due to the impact of the new accounting standard regarding revenue from contracts with customers.

Operating income increased 104.7 billion yen year-on-year to 232.5 billion yen. This significant increase was primarily due to the above-mentioned recording of a 116.9 billion yen remeasurement gain resulting from the consolidation of EMI, partially offset by the above-mentioned recording of an 11.6 billion yen deterioration of equity in net income (loss) in connection with Sony’s acquisition of the remaining approximately 60% interest in EMI.

The operating performance of the Music segment for the fiscal year ended March 31, 2019 reflected continued growth in the market for recorded music despite decreases in physical and digital download revenues, mainly due to the expansion of digital streaming. In this environment, Sony has pursued initiatives to increase streaming, performance, and other licensing revenues through continued investment in new recorded music and music publishing rights. Pursuant to these initiatives, in the fiscal year ended March 31, 2019, Sony completed the acquisition of EMI as described above, allowing Sony to build upon its music publishing library by gaining full ownership of the EMI music publishing catalog. In the fiscal year ending March 31, 2020, Sony intends to continue these initiatives, while also striving to extend the lifetime value of the Fate/Grand Order game application as it continues development of other game applications based on animation titles.

Pictures

Key Financial Figures

	Fiscal year ended March 31
	2018	2019
	(Yen in millions)
Sales to external customers by product category
Motion Pictures	448,945	436,017
Television Productions	289,024	288,816
Media Networks	272,204	260,437

Sales to external customers	1,010,173	985,270
Intersegment sales	894	1,603

Pictures segment total sales	1,011,067	986,873

Pictures segment operating income	41,110	54,599

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

For the fiscal year ended March 31, 2019, sales decreased 24.2 billion yen (2%) year-on-year (a 3% decrease on a U.S. dollar basis) to 986.9 billion yen. The decrease in sales on a U.S. dollar basis was due to lower sales in Motion Pictures, Media Networks and Television Productions. The decrease in sales for Motion Pictures was primarily due to lower worldwide theatrical revenues due to the stronger performance of the prior year film slate which included Jumanji: Welcome to the Jungle and Spider-Man: Homecoming, as compared to the current year film slate which included Venom and Hotel Transylvania 3: Summer Vacation. The decrease in sales for Media Networks was due to lower advertising and subscription revenues at various international channels as compared to the previous fiscal year, which included revenues for the Indian Premier League cricket competition. The decrease in sales for Television Productions was due to lower licensing revenues for various U.S. television series and catalog product, partially offset by higher sales due to the impact of the new accounting standard regarding revenue recognition from contracts with customers.

Operating income increased by 13.5 billion yen to 54.6 billion yen. This significant increase was primarily due to an improvement in the profitability of Motion Pictures which benefited from television licensing and home entertainment sales of higher margin titles including Jumanji: Welcome to the Jungle and Peter Rabbit, and lower theatrical marketing expenses. The current fiscal year also benefited from the 3.8 billion yen impact of the new accounting standard regarding revenue from contracts with customers. This increase was partially offset by the impact of 12.8 billion yen in programming write-offs and severance expenses related to a review of the channel portfolio within Media Networks undertaken to streamline the business, as well as the impact of lower sales for Media Networks and Television Productions.

The operating performance of the Pictures segment for the fiscal year ended March 31, 2019 reflected a continued shift in the market to a non-linear, on-demand digital business model in which media distributors increasingly seek to own more of the content they broadcast. In this environment, Sony has worked to enhance the global appeal of its content and enhance its developed and acquired intellectual property, while also striving to build and maintain strong relationships with top content creators and major networks around the world. Additionally, in the fiscal year ended March 31, 2019, Sony carried out a review of the channel portfolio within Media Networks to streamline the business, which is expected to contribute to an improvement in profitability in the fiscal year ending March 31, 2020 and beyond. Sony intends to continue these initiatives in the fiscal year ending March 31, 2020.

Home Entertainment & Sound (“HE&S”)

Key Financial Figures

	Fiscal year ended March 31
	2018	2019
	(Yen in millions)
Sales to external customers by product category
Televisions	861,763	788,423
Audio and Video	357,194	362,580
Other	2,777	3,530

Sales to external customers	1,221,734	1,154,533
Intersegment sales	999	878

HE&S segment total sales	1,222,733	1,155,411

HE&S segment operating income	85,841	89,669

	(Units in millions)
Major product unit sales
Televisions	12.4	11.3

For the fiscal year ended March 31, 2019, sales decreased 67.3 billion yen year-on-year to 1,155.4 billion yen, due to a decrease in television unit sales resulting from a strategic decision not to pursue scale in order to focus on profitability, as well as the impact of foreign exchange rates. This decrease was partially offset by an improvement in the product mix reflecting a shift to high value-added models.

Operating income increased 3.8 billion yen year-on-year to 89.7 billion yen. This increase was primarily due to an improvement in the product mix reflecting a shift to high value-added models, partially offset by the negative impact of foreign exchange rates and the above-mentioned decrease in sales.

The operating performance of the HE&S segment for the fiscal year ended March 31, 2019 reflected the relatively stabilized television market and a continued market shift to high value-added models such as 4K televisions. In this environment, Sony expects to continue to pursue an improvement in product mix reflecting the shift to high value-added models including 4K OLED televisions, and an enhancement of its marketing initiatives.

Imaging Products & Solutions (“IP&S”)

Key Financial Figures

	Fiscal year ended March 31
	2018	2019
	(Yen in millions)
Sales to external customers by product category
Still and Video Cameras	415,318	421,506
Other	231,845	239,798

Sales to external customers	647,163	661,304
Intersegment sales	8,729	9,146

IP&S segment total sales	655,892	670,450

IP&S segment operating income	74,924	83,975

	(Units in millions)
Major product unit sales
Digital cameras within Still and Video Cameras*	4.4	3.6

* Digital cameras include compact digital cameras and interchangeable lens cameras.

For the fiscal year ended March 31, 2019, sales increased 14.6 billion yen year-on-year to 670.5 billion yen. This increase was mainly due to an improvement in the product mix reflecting a shift to high value-added models such as mirrorless single-lens cameras and the interchangeable lens lineup, partially offset by a decrease in compact digital camera unit sales reflecting a contraction of the market.

Operating income increased 9.1 billion yen year-on-year to 84.0 billion yen. This increase was mainly due to the above-mentioned improvement in product mix as well as reductions in operating costs.

The operating performance of the IP&S segment for the fiscal year ended March 31, 2019 reflected shrinking markets for compact digital cameras, consumer video cameras and interchangeable lens cameras. In this environment, Sony continued to strengthen its high value-added products, such as interchangeable lens cameras and lenses, and focus on high-end models within its product portfolio of compact digital cameras and consumer video cameras. Sony intends to continue these initiatives in the fiscal year ending March 31, 2020.

Mobile Communications (“MC”)

Key Financial Figures

	Fiscal year ended March 31
	2018	2019
	(Yen in millions)
Sales to external customers	713,916	487,330
Intersegment sales	9,826	10,670

MC segment total sales	723,742	498,000

MC segment operating loss	(27,636)	(97,136)

	(Units in millions)
Major product unit sales
Smartphones	13.5	6.5

For the fiscal year ended March 31, 2019, sales decreased 225.7 billion yen year-on-year to 498.0 billion yen, due to a significant decrease in smartphone unit sales.

Operating loss increased 69.5 billion yen year-on-year to 97.1 billion yen. This significant increase in the operating loss was mainly due to the above-mentioned decrease in unit sales, the recording of expenses primarily for the write-down of excess components in inventory, and an increase in restructuring charges, partially offset by reductions in operating costs as well as a year-on-year decrease in the above-mentioned impairment charges recorded against long-lived assets.

The operating performance of the MC segment for the fiscal year ended March 31, 2019 reflected the continued slowing and maturation of the smartphone market on a global scale. In this environment, Sony revised its profitability improvement plan and adopted a new goal of reducing operating costs in the fiscal year ending March 31, 2021 compared with the fiscal year ended March 31, 2018 by 50%. In connection with this revision, Sony carried out various initiatives such as accelerating its plan to cease production at its Beijing factory and exiting several regions such as the Middle East and Central and South America, while working to improve its product lineup with high value-added models such as the Xperia 1. Sony intends to stabilize the segment’s operating results through these initiatives, with the goal of eliminating the operating loss in the MC segment in the fiscal year ending March 31, 2021.

Semiconductors

Key Financial Figures

	Fiscal year ended March 31
	2018	2019
	(Yen in millions)
Sales to external customers	726,892	770,622
Intersegment sales	123,118	108,708

Semiconductors segment total sales	850,010	879,330

Semiconductors segment operating income	164,023	143,874

For the fiscal year ended March 31, 2019, sales increased 29.3 billion yen year-on-year to 879.3 billion yen. This increase was primarily due to a significant increase in sales of image sensors for mobile products, partially offset by a significant decrease in sales of camera modules.

Operating income decreased 20.1 billion yen year-on-year to 143.9 billion yen. This decrease was primarily due to an increase in research and development (“R&D”) expenses and in depreciation and amortization expenses, as well as the absence of the above-mentioned 28.3 billion yen gain resulting from the sale of the entire equity interest in a manufacturing subsidiary in the camera module business, an 8.6 billion yen gain resulting from the sale of manufacturing equipment and 6.7 billion yen in insurance recoveries related to the Kumamoto Earthquakes, each recorded in the previous fiscal year. These negative factors were partially offset by the impact of the above-mentioned increase in sales.

The operating performance of the Semiconductors segment for the fiscal year ended March 31, 2019 reflected continued growth in demand for image sensors for mobile products, which is currently the most important market for Sony’s image sensors. This growth was largely due to increased demand for high value-added products that use these image sensors to improve their front-facing cameras, multiple-lens cameras and video functionality. In this environment, Sony positioned image sensors as the primary area of focus for capital expenditure in its mid-range plan for capital allocation, pursuant to which Sony continued to invest in production capacity for image sensors and increased its customer base while carefully monitoring demand in the fiscal year ended March 31, 2019. Sony intends to continue these initiatives in the fiscal year ending March 31, 2020.

Electronics*

* The term “Electronics” refers to the sum of the G&NS, HE&S, IP&S, MC, and Semiconductors segments.

Inventory

	Fiscal year ended March 31
	2018	2019
	(Yen in billions)
Game & Network Service	74.0	75.1
Home Entertainment & Sound	121.3	112.5
Imaging Products & Solutions	75.6	82.5
Mobile Communications	78.7	26.3
Semiconductors	240.9	253.4

Electronics Total	590.5	549.8

Sales to External Customers by Geographic Area

	Fiscal year ended March 31
	2018	2019
Japan	18.1%	16.6%
United States	22.4%	23.8%
Europe	26.5%	26.6%
China	11.4%	13.0%
Asia-Pacific (other than Japan and China)	15.3%	13.3%
Other	6.3%	6.7%

Electronics Total	100%	100%

Manufacturing by Geographic Area

The following tables set forth the Electronics segments’ total production breakdown of in-house and outsourced production, and the breakdown of in-house production by geographic regions. Figures in parentheses indicate the percentage of products that were exported from each geographic region to other regions.

Total production breakdown of in-house and outsourced production*

	Fiscal year ended March 31
	2018	2019
In-house production	63%	64%
Outsourced production	37%	36%

Electronics total	100%	100%

Breakdown of in-house production by geographic regions*

	Fiscal year ended March 31
	2018		2019
Japan	43% (89%	)	48% (89%	)
China	20% (62%	)	18% (57%	)
Asia-Pacific (other than Japan and China)	34% (66%	)	32% (72%	)
Americas and Europe	3% (less than 5%	)	2% (less than 5%	)

Electronics total	100%		100%

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

Key Financial Figures

	Fiscal year ended March 31
	2018	2019
	(Yen in millions)
Financial services revenue	1,228,377	1,282,539

Financial Services segment operating income	178,947	161,477

For the fiscal year ended March 31, 2019, financial services revenue increased 54.2 billion yen year-on-year to 1,282.5 billion yen. This was primarily due to an increase in revenue at Sony Life. Revenue at Sony Life increased 49.5 billion yen year-on-year to 1,143.1 billion yen, primarily due to higher insurance premium revenue reflecting an increase in the policy amount in force.

Operating income decreased 17.5 billion yen year-on-year to 161.5 billion yen primarily due to a decrease in operating income at Sony Life and Sony Bank. Operating income at Sony Life decreased 13.5 billion yen year-on-year to 145.6 billion yen, mainly due to the absence of the gain on the sale of real estate held for investment purposes in the general account recorded in the previous fiscal year, as well as a loss on the valuation of investment securities recorded in the current fiscal year. These decreases were partially offset by the impact of the above-mentioned increase in sales.

Operating income at Sony Bank decreased primarily due to the recording of a loss on the valuation of securities.

The operating performance of the Financial Services segment for the fiscal year ended March 31, 2019 reflected circumstances in the Japanese economy, bond market and foreign exchange market. Weakening global demand for IT products that began in early spring, coupled with trade tensions between the United States and China, caused global trade to contract. However, as domestic demand contrasted starkly with foreign demand, the Japanese economy saw slow but unstable growth, with Japan’s GDP growth rate fluctuating between positive and negative territories. In Japan, as exports and industrial production fell, business sentiment, especially in the manufacturing sector, deteriorated significantly. In the nation’s labor market, on the other hand, employment and wages continued to improve driven by labor shortages. Domestic demand and nonmanufacturing business conditions also remained solid. In bond markets, yields on 10-year Japanese government bonds (JGBs) ranged between negative 0.10% and positive 0.15%. In July 2018, the Bank of Japan announced a change to its monetary policy, deciding to reduce its purchases of JGBs and allow 10-year JGB yields, which had been fixed at 0%, to move upward and downward. Upon this announcement, 10-year JGB yields rose to nearly 0.15% at one point. From October 2018, however, U.S. interest rates started declining amid uncertainty over the outlook for the global economy, leading JGB yields to fall in tandem. Furthermore, in March 2019, when the U.S. Federal Open Market Committee indicated that it would pause policy rate increases until the end of the year, 10-year JGB yields declined to almost negative 0.1%. Sony is continuing to pursue growth in the Financial Services segment by focusing on differentiating itself through high-quality financial products and services.

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

	Fiscal year ended March 31
Financial Services segment	2018	2019
	(Yen in millions)
Financial services revenue	1,228,377	1,282,539
Financial services expenses	1,049,305	1,120,276
Other operating expenses, net	64	104

	1,049,369	1,120,380
Equity in net loss of affiliated companies	(61)	(682)

Operating income	178,947	161,477
Other income (expenses), net	—	(73)

Income before income taxes	178,947	161,404
Income taxes	51,825	44,763

Net income	127,122	116,641
Less — Net income attributable to noncontrolling interests	201	235

Net income of Financial Services	126,921	116,406

	Fiscal year ended March 31
Sony without Financial Services segment	2018	2019
	(Yen in millions)
Net sales and operating revenue	7,329,755	7,396,401
Costs of sales	5,199,748	5,160,284
Selling, general and administrative	1,578,716	1,572,714
Other operating (income) expense, net	4,008	(71,672)

	6,782,472	6,661,326
Equity in net income (loss) of affiliated companies	8,630	(2,317)

Operating income	555,913	732,758
Other income (expenses), net	(20,738)	133,929

Income before income taxes	535,175	866,687
Income taxes	99,945	335

Net income	435,230	866,352
Less — Net income attributable to noncontrolling interests	9,311	8,778

Net income of Sony without Financial Services	425,919	857,574

	Fiscal year ended March 31
Consolidated	2018	2019
	(Yen in millions)
Financial services revenue	1,221,235	1,274,708
Net sales and operating revenue	7,322,747	7,390,979

	8,543,982	8,665,687
Costs of sales	5,188,259	5,150,750
Selling, general and administrative	1,583,197	1,576,825
Financial services expenses	1,042,163	1,112,446
Other operating (income) expenses, net	4,072	(71,568)

	7,817,691	7,768,453
Equity in net income (loss) of affiliated companies	8,569	(2,999)

Operating income	734,860	894,235
Other income (expenses), net	(35,811)	117,413

Income before income taxes	699,049	1,011,648
Income taxes	151,770	45,098

Net income	547,279	966,550
Less — Net income attributable to noncontrolling interests	56,485	50,279

Net income attributable to Sony Corporation’s Stockholders	490,794	916,271

All Other

Sales for the fiscal year ended March 31, 2019 decreased 61.4 billion yen year-on-year to 345.7 billion yen. This significant decrease in sales was primarily due to a decrease in sales in the battery business.

Operating loss for the fiscal year ended March 31, 2019 decreased 12.4 billion yen year-on-year to 11.1 billion yen. This significant decrease was primarily due to a decrease in the loss from the battery business, partially offset by the above-mentioned 12.9 billion yen impairment charge against long-lived assets and goodwill in the storage media business.

Restructuring

In a highly competitive landscape, Sony has continued to make efforts to optimize the organization and improve the performance of its businesses, and has undertaken a number of restructuring initiatives including exiting businesses or product categories, reducing headcount, and streamlining its sales and administrative functions. For example, during the fiscal year ended March 31, 2019, Sony implemented restructuring initiatives at manufacturing and other sites outside of Japan to improve the profitability of the smartphone business in the MC segment, accelerating its plan to cease production at its Beijing factory and exiting several regions such as the Middle East and Central and South America. These initiatives are expected to contribute to Sony’s plan to reduce operating expenses in the MC segment by approximately 50% compared with the fiscal year ended March 31, 2018 in an effort to achieve profitability in the fiscal year ending March 31, 2021. Additionally, Sony implemented a number of restructuring initiatives in other segments, including a review of the channel portfolio within Media Networks in the Pictures segment, which was undertaken to streamline the business.

Sony believes the competitive environment will continue to be difficult, and therefore plans to be vigilant with respect to the scale of its businesses and to changes in the environment. Sony will continue to evaluate the cost and profit structure of its businesses and continue to take action to reduce cost where Sony believes appropriate.

The chart below shows the restructuring charges, which include non-cash charges related to depreciation associated with restructured assets, recorded in the fiscal years ended March 31, 2018 and 2019. For further details, refer to Note 20 of the consolidated financial statements.

	Fiscal year ended March 31
	2018	2019
	(Yen in millions)
Restructuring charges	22,405	33,091

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2019, the average rates of the yen were 110.9 yen against the U.S. dollar and 128.5 yen against the euro, which were 0.1 yen lower and 1.2 yen higher, respectively, than the fiscal year ended March 31, 2018. For the latest yen exchange rates per U.S. dollar, refer to “Selected Financial Data” in “Item 3. Key Information.”

For the fiscal year ended March 31, 2019, consolidated sales increased 121.7 billion yen (1%) year-on-year to 8,665.7 billion yen. On a constant currency basis, sales increased approximately 2% year-on-year.

Consolidated operating income increased 159.4 billion yen year-on-year to 894.2 billion yen. The foreign exchange fluctuations had a negative impact on the consolidated operating results mainly in Electronics.

The table below indicates the foreign exchange impact on sales and operating results in each of the Electronics segments. For further details, refer to “Operating Performance by Business Segment” which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		Fiscal year ended March 31		Impact of changes in foreign exchange rates
		2018	2019	2018 to 2019
		(Yen in billions)
G&NS	Sales	1,943.8	2,310.9	(9.4)
	Operating income	177.5	311.1	(4.8)
HE&S	Sales	1,222.7	1,155.4	(24.6)
	Operating income	85.8	89.7	(21.6)
IP&S	Sales	655.9	670.5	(3.7)
	Operating income	74.9	84.0	(3.2)
MC	Sales	723.7	498.0	(4.9)
	Operating loss	(27.6)	(97.1)	+2.0
Semiconductors	Sales	850.0	879.3	+0.1
	Operating income	164.0	143.9	(0.5)

During the fiscal year ended March 31, 2019, sales for the Music segment were 807.5 billion yen, essentially flat year-on-year, while sales increased approximately 1% year-on-year on a constant currency basis. In the Pictures segment, sales decreased 2% year-on-year to 986.9 billion yen, while sales decreased approximately 3% on a U.S. dollar basis. For a detailed analysis of segment performance, refer to the Music and Pictures segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFH. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

During the fiscal year ended March 31, 2019, Sony estimated that a one yen appreciation against the U.S. dollar would have decreased Electronics sales by approximately 21 billion yen, with an increase in operating income of approximately 3.5 billion yen. A one yen appreciation against the euro was estimated to decrease Electronics sales by approximately 9.5 billion yen, with a corresponding decrease in operating income of approximately 5.0 billion yen. For more details, refer to “Risk Factors” in “Item 3. Key Information.”

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

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount of all the foreign exchange derivative contracts as of March 31, 2018 and 2019 was 2,420.6 billion yen and 1,842.8 billion yen, respectively. The net fair value of all the foreign exchange derivative contracts as of March 31, 2018 and 2019 was an asset of 15.2 billion yen and a liability of 3.6 billion yen, respectively. Refer to Note 14 of the consolidated financial statements.

* Note: In this section, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the previous fiscal year from the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Additionally, the MC segment enters into its own foreign exchange hedging transactions. The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment. The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the fiscal year ended March 31, 2018 to local currency-denominated monthly sales in the fiscal year ended March 31, 2019. For SME, Sony/ATV and EMI in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

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

	Financial Services		Sony without Financial Services		Consolidated
	March 31 2018	March 31 2019	March 31 2018	March 31 2019	March 31 2018	March 31 2019
	(Yen in millions)
Assets
Current assets:
Cash and cash equivalents (*1)	393,133	509,595	1,193,196	960,478	1,586,329	1,470,073
Marketable securities	1,176,601	1,324,538	—	—	1,176,601	1,324,538
Notes and accounts receivable, trade and contract assets	15,612	16,479	1,003,558	1,055,669	1,012,779	1,065,802
Inventories	—	—	692,937	653,278	692,937	653,278
Other receivables	60,819	63,921	130,393	159,758	190,706	223,620
Prepaid expenses and other current assets	137,539	133,214	379,893	376,778	516,744	509,301

Total current assets	1,783,704	2,047,747	3,399,977	3,205,961	5,176,096	5,246,612

Film costs	—	—	327,645	409,005	327,645	409,005
Investments and advances (*2)	10,560,933	11,400,938	272,545	399,696	10,756,058	11,724,651
Investments in Financial Services, at cost	—	—	133,514	153,968	—	—
Property, plant and equipment	22,424	22,920	715,760	752,847	739,470	777,053
Other assets:
Intangibles, net (*3)	34,622	42,968	492,546	874,998	527,168	917,966
Goodwill (*3)	7,225	7,225	523,267	761,327	530,492	768,552
Deferred insurance acquisition costs	586,670	595,265	—	—	586,670	595,265
Deferred income taxes	1,684	3,533	95,088	198,953	96,772	202,486
Other	33,267	32,085	295,650	311,653	325,167	339,996

Total other assets	663,468	681,076	1,406,551	2,146,931	2,066,269	2,824,265

Total assets	13,030,529	14,152,681	6,255,992	7,068,408	19,065,538	20,981,586

Liabilities and Equity
Current liabilities:
Short-term borrowings	433,119	564,609	288,496	226,470	721,615	791,079
Notes and accounts payable, trade	—	—	468,550	492,124	468,550	492,124
Accounts payable, other and accrued expenses	37,479	40,228	1,477,875	1,653,895	1,514,433	1,693,048
Accrued income and other taxes	19,401	19,655	126,504	115,571	145,905	135,226
Deposits from customers in the banking business	2,159,246	2,302,314	—	—	2,159,246	2,302,314
Other	181,467	197,123	435,996	474,926	610,792	666,024

Total current liabilities	2,830,712	3,123,929	2,797,421	2,962,986	5,620,541	6,079,815

Long-term debt	205,373	235,761	421,817	336,349	623,451	568,372
Accrued pension and severance costs	33,062	33,979	361,442	350,253	394,504	384,232
Deferred income taxes	342,405	355,356	107,458	176,065	449,863	531,421
Future insurance policy benefits and other (*4)	5,221,772	5,642,671	—	—	5,221,772	5,642,671
Policyholders’ account in the insurance business	2,820,702	3,048,202	—	—	2,820,702	3,048,202
Other	17,778	15,488	284,270	288,164	278,338	281,382

Total liabilities	11,471,804	12,455,386	3,972,408	4,113,817	15,409,171	16,536,095

Redeemable noncontrolling interest	—	—	9,210	8,801	9,210	8,801
Equity:
Stockholders’ equity of Financial Services	1,557,062	1,695,563	—	—	—	—
Stockholders’ equity of Sony without Financial Services	—	—	2,173,128	2,850,380	—	—
Sony Corporation’s stockholders’ equity	—	—	—	—	2,967,366	3,746,377
Noncontrolling interests	1,663	1,732	101,246	95,410	679,791	690,313

Total Equity	1,558,725	1,697,295	2,274,374	2,945,790	3,647,157	4,436,690

Total liabilities and equity	13,030,529	14,152,681	6,255,992	7,068,408	19,065,538	20,981,586

*1 Refer to Cash Flow section below for details regarding the year-on-year decrease in cash and cash equivalents as of March 31, 2019 in all segments excluding Financial Services segment.

*2 Investments and advances as of March 31, 2019 in the Financial Services segment increased year-on-year due to increases in investments and advances mainly at Sony Life.

*3 Intangibles, net and goodwill as of March 31, 2019 in all segments excluding Financial Services segment increased due to the impact of the consolidation of EMI.

*4 Future insurance policy benefits and other as of March 31, 2019 in the Financial Services segment increased year-on-year due to an increase in future insurance policy benefits mainly at Sony Life.

Investments

The following table contains available-for-sale and held-to-maturity securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2019
	Cost	Unrealized gain	Unrealized loss	Fair market value
	(Yen in millions)
Financial Services Business:
Available-for-sale
Sony Life	1,626,891	244,714	(778)	1,870,827
Sony Bank	694,315	5,468	(449)	699,334
Other	76,199	71	(29)	76,241
Held-to-maturity
Sony Life	6,761,953	2,058,480	(19,586)	8,800,847
Sony Bank	—	—	—	—
Other	80,119	21,662	(1)	101,780
Total Financial Services	9,239,477	2,330,395	(20,843)	11,549,029
Non-Financial Services:
Available-for-sale securities	1,234	—	—	1,234
Held-to-maturity securities	—	—	—	—
Total Non-Financial Services	1,234	—	—	1,234
Consolidated	9,240,711	2,330,395	(20,843)	11,550,263

As of March 31, 2019, Sony Life had debt securities with gross unrealized losses of 20.4 billion yen. Of the unrealized loss, 100.0% related to securities in an unrealized loss position for periods greater than 12 months as of March 31, 2019. Sony Life principally invests in Japanese and foreign government and corporate bonds. Almost all of the debt securities in which Sony Life invested were rated higher than or equal to “BBB” or its equivalent by Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) or other rating agencies.

As of March 31, 2019, Sony Bank had debt securities with gross unrealized losses of 0.4 billion yen. Of the unrealized loss, 67.5% related to securities in an unrealized loss position for periods greater than 12 months as of March 31, 2019. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds, and foreign bonds. Almost all of these securities were rated higher than or equal to “BBB” or its equivalent by S&P, Moody’s or other rating agencies.

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

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2019 (20.4 billion yen), maturity dates vary as follows:

• Within 1 year:	—
• 1 to 5 years:	—
• 5 to 10 years:	—
• above 10 years:	100.0%

For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2019 (0.4 billion yen), maturity dates vary as follows:

• Within 1 year:	25.9%
• 1 to 5 years:	71.7%
• 5 to 10 years:	2.4%
• above 10 years:	—

For the fiscal year ended March 31, 2018, Sony Life recorded net realized gains on available-for-sale securities of 0 billion yen. For the fiscal year ended March 31, 2019, Sony Life recorded no net realized gains on available-for-sale securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by various non-public companies. The aggregate carrying amount of the investments in non-public companies as of March 31, 2019 was 25.7 billion yen. A non-public equity investment is measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment in the same issuer.

For the fiscal years ended March 31, 2018 and 2019, total realized impairment losses were 5.2 billion yen and 4.3 billion yen, respectively, of which 0.2 billion yen and 0.02 billion yen, respectively, were recorded in financial services revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-Financial Services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result, the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony.

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

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. As of March 31, 2019, Sony Life and Sony Bank account for approximately 92% and 6% of the investments in the Financial Services segment, respectively.

Cash Flows

Operating Activities: During the current fiscal year ended March 31, 2019, there was a net cash inflow of 1,258.7 billion yen from operating activities, an increase of 4.8 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 753.4 billion yen, a decrease of 17.2 billion yen year-on-year. This decrease was primarily due to a decrease in accrued expenses in other current liabilities, partially offset by an increase in net income after taking into account non-cash adjustments (including depreciation and amortization, gain on sales of securities investments and other operating income (expense)).

The Financial Services segment had a net cash inflow of 521.7 billion yen, an increase of 23.1 billion yen year-on-year. This increase was primarily due to an increase in insurance premium revenue at Sony Life.

Investing Activities: During the fiscal year ended March 31, 2019, Sony used 1,307.4 billion yen of net cash in investing activities, an increase of 484.4 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 520.4 billion yen, an increase of 356.4 billion yen year-on-year. This increase was mainly due to a payment for the purchase of the approximately 60% equity interest of EMI and an increase in payments for fixed asset purchases including semiconductor manufacturing equipment, partially offset by cash inflow from the sale of certain shares of Spotify.

The Financial Services segment used 787.1 billion yen of net cash in investing activities, an increase of 127.8 billion yen year-on-year. This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life and Sony Bank Inc. (“Sony Bank”).

Financing Activities: Net cash outflow from financing activities during the current fiscal year ended March 31, 2019, was 122.9 billion yen, compared to a net cash inflow of 246.5 billion yen in the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 521.1 billion yen net cash outflow, an increase of 467.0 billion yen year-on-year. This increase was mainly due to the redemption of straight bonds as well as the repayment of long-term debt, partial payment of debt assumed in connection with the consolidation of EMI and a payment for the acquisition of the 25.1% equity interest in Nile Acquisition LLC in the current fiscal year. Additionally, there was a payment related to the repurchase of shares of Sony’s own common stock (19,309,100 shares repurchased for a total purchase price of 100 billion yen) which was approved at the meeting of its Board of Directors held on February 8, 2019.

In the Financial Services segment, there was a 381.9 billion yen net cash inflow, an increase of 96.4 billion yen year-on-year. This increase was primarily due to an increase in short-term borrowings at Sony Life and a larger increase in deposits from customers at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of March 31, 2019 was 1,470.1 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 960.5 billion yen as of March 31, 2019, a decrease of 232.7 billion yen compared with the balance as of March 31, 2018. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 509.6 billion yen as of March 31, 2019, an increase of 116.5 billion yen compared with the balance as of March 31, 2018.

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

	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2018	2019	2018	2019	2018	2019
	(Yen in millions)
Cash flows from operating activities:
Net income (loss)	127,122	116,641	435,230	866,352	547,279	966,550
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	79,843	91,179	281,601	282,847	361,444	374,026
Amortization of film costs	—	—	359,274	348,493	359,274	348,493
Other operating (income) expense, net	64	104	4,008	(71,672)	4,072	(71,568)
(Gain) loss on marketable securities and securities investments, net	(47,119)	(66,383)	3,438	(118,630)	(43,681)	(185,013)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	(3,880)	(867)	(77,793)	2,056	(80,004)	1,144
(Increase) decrease in inventories	—	—	(51,508)	30,455	(51,508)	30,455
(Increase) decrease in film costs	—	—	(362,496)	(410,994)	(362,496)	(410,994)
Increase (decrease) in notes and accounts payable, trade	—	—	(87,939)	18,534	(87,939)	18,534
Increase (decrease) in future insurance policy benefits and other	495,419	544,179	—	—	495,419	544,179
(Increase) decrease in deferred insurance acquisition costs	(86,779)	(88,807)	—	—	(86,779)	(88,807)
(Increase) decrease in marketable securities held in the life insurance business	(89,797)	(64,034)	—	—	(89,797)	(64,034)
Other	23,714	(10,334)	266,834	(194,002)	288,687	(204,227)

Net cash provided by (used in) operating activities	498,587	521,678	770,649	753,439	1,253,971	1,258,738

Cash flows from investing activities:
Payments for purchases of fixed assets	(13,386)	(18,610)	(249,770)	(294,044)	(262,989)	(312,644)
Payments for investments and advances	(963,210)	(1,078,250)	(13,801)	(53,525)	(977,011)	(1.131,775)
Proceeds from sales or return of investments and collections of advances	317,159	309,498	6,596	84,909	323,755	394,407
Other	162	287	93,017	(257,719)	93,177	(257,433)

Net cash provided by (used in) investing activities	(659,275)	(787,075)	(163,958)	(520,379)	(823,068)	(1,307,445)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	140,055	160,902	(24,379)	(325,247)	115,676	(164,341)
Increase (decrease) in deposits from customers, net	169,479	246,945	—	—	169,479	246,945
Dividends paid	(23,921)	(26,100)	(28,490)	(38,067)	(28,490)	(38,067)
Other	(174)	112	(1,214)	(157,799)	(10,209)	(167,421)

Net cash provided by (used in) financing activities	285,439	381,859	(54,083)	(521,113)	246,456	(122,884)

Effect of exchange rate changes on cash and cash equivalents	—	—	(53,044)	52,465	(53,044)	52,465

Net increase (decrease) in cash and cash equivalents, including restricted	124,751	116,462	499,564	(235,588)	624,315	(119,126)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	268,382	393,133	700,242	1,199,806	968,624	1,592,939

Cash and cash equivalents, including restricted, at end of the fiscal year	393,133	509,595	1,199,806	964,218	1,592,939	1,473,813

Less — restricted cash and cash equivalents, included in other current assets and other assets	—	—	6,610	3,740	6,610	3,740

Cash and cash equivalents at end of the fiscal year	393,133	509,595	1,193,196	960,478	1,586,329	1,470,073

B.	Liquidity and Capital Resources

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

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans.

Sony Corporation, SGTS and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,055.0 billion yen in total for Sony Corporation, SGTS and SCC as of March 31, 2019. Sony issued CP in the U.S. during the fiscal year ended March 31, 2019. The largest month-end outstanding balance of the CP programs during the fiscal year ended March 31, 2019 was approximately 19.0 billion yen in November 2018, and there were no amounts outstanding under the CP programs as of March 31, 2019.

If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 552.0 billion yen in unused committed lines of credit, as of March 31, 2019. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 525 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.

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

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s and S&P. In order to facilitate access to Japanese financial and capital markets, Sony obtains credit ratings from two agencies in Japan, Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd.

Sony currently believes that it has access to sufficient funding resources in the financial and capital markets. For information regarding a possible further rating downgrade, refer to “Risk Factors” in “Item 3. Key Information.”

Cash Management

Sony manages its global cash management activities primarily through SCC in the U.S. and through SGTS in other regions. The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by SGTS and SCC on a net basis, although Sony recognizes that fund transfers are limited in certain countries and geographic areas due to restrictions on capital transactions. In order to pursue more efficient cash management, cash surpluses among Sony’s subsidiaries are deposited with SGTS and SCC, and cash shortfalls among subsidiaries are covered by loans through SGTS and SCC, so that Sony can make use of excess cash balances and reduce third-party borrowings. Where local restrictions prevent an efficient intercompany transfer of funds, Sony’s intent is that cash balances remain outside of SGTS and SCC and that Sony meet its liquidity needs through ongoing cash flows, external borrowings, or both. Sony does not expect restrictions of capital transactions on amounts held outside of Japan to have a material effect on Sony’s overall liquidity, financial condition or results of operations.

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

As a creative entertainment company with a solid foundation of technology, Sony plans to promote R&D based on its mission to fill the world with emotion through the power of technology, and to deliver the value of Real-Time (time value) and Reality (spatial value) to its customers in order to achieve its corporate direction of “getting closer to people.”

Through Corporate R&D (Sony’s research and development organization), Sony plans to realize contributions to the entire Sony Group, set the direction for robust technological development over the mid-to-long-term, and enhance open innovation. With a focus on R&D for the mid-to-long term, Sony is promoting initiatives in fields such as sensing, agent processing and expression that contribute to differentiation in key areas, as well as expanding development of technology for the entertainment and financial service businesses. From the standpoint of Sustainable Development Goals (“SDGs”) and Environment, Social and Governance (“ESG”), Sony is also considering how to deliver safety and security, and how to solve problems surrounding resources and the environment, through technological contributions.

Sony has engaged in the separation of business units into distinct subsidiaries across the Sony Group in order to reinforce the competitiveness of each business and ensure clearly attributable accountability and responsibility. Concurrently, Sony has also realigned the Sony Group headquarters functions and platform functions that support each of its business units. Through Corporate R&D efforts, Sony promotes coordination with R&D centers both in Japan and at several overseas sites. Sony plans to enhance the speed and effectiveness of development by utilizing the different characteristics and strengths of each area as well as by promoting collaboration with universities and other research institutions. Additionally, for projects that involve joint development with customers, Sony plans to create cross-sectional teams with members from various organizations, promoting R&D activities by making flexible and efficient collection of knowledge possible.

R&D costs for the fiscal year ended March 31, 2019 increased by 22.7 billion yen to 481.2 billion yen. The ratio of R&D costs to total revenue excluding Financial Services was 6.5% compared to 6.3% in the previous fiscal year.

The following table includes R&D costs in the fiscal years ended March 31, 2018 and 2019.

	Fiscal year ended March 31
	2018	2019
	(Yen in billions)
R&D costs
Game & Network Services	106.2	116.3
Home Entertainment & Sound	58.0	60.9
Imaging Products & Solutions	58.6	57.4
Mobile Communications	55.4	44.5
Semiconductors	107.2	124.2
Corporate R&D	44.9	45.9
Total	458.5	481.2

Consolidated R&D costs for the fiscal year ending March 31, 2020 are expected to increase to 500 billion yen, mainly due to increases in R&D costs for the Semiconductors and G&NS segments.

D.	Trend Information

This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.

Issues Facing Sony and Management’s Response to those Issues

Although the global economy as a whole has continued to grow, supported by government expenditure and the impact of tax reductions in the U.S., market conditions became uncertain in the second half of the fiscal year ended March 31, 2019 due to the impact of trade friction between the U.S. and China. In Japan, the first half of the fiscal year ended March 31, 2019 was marked by downward pressure resulting from successive natural disasters, but due to largely favorable recovery efforts the underlying strength of the economy is steadily improving. However, depending on future developments of currently uncertain risk factors including the Chinese economy, ongoing U.S.-China trade friction and the withdrawal of Britain from the European Union, the global economy could be moving toward a slowdown period.

The uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products, and shorter product cycles, primarily in Sony’s Electronics businesses.

On May 22, 2018, Sony unveiled a mid-term strategy (“third mid-range plan”) that charted the path forward for Sony over the next three years, starting with the fiscal year ended March 31, 2019 and finishing with the fiscal year ending March 31, 2021. Through the corporate direction of “getting closer to people,” Sony aims to sustainably generate societal value and high profitability as discussed in detail below.

In addition to strengthening each of its individual businesses, Sony will pursue further synergy across them through collaboration between its content IP and Direct to Consumer (“DTC”) services, as well as technology, in order to continue its evolution as a “creative entertainment company with a solid foundation of technology.”

Overall Corporate Strategy

•	Reinforce Sony’s user-oriented DTC services and its creator-oriented content IP, and create “Communities of Interest” that bring together people who share similar emotional values and experiences.

•

Position Branded Hardware (the branded electronics business), which allows Sony to connect users and creators through its innovative video and audio technologies, as a sustainable and consistent cash flow generating business.

•

In the area of CMOS image sensors that capture the real world in which we all live and are vital to the creation of emotionally-moving content, aim to maintain Sony’s global number one position in imaging applications, and become the global leader in sensing.

Accomplishments in the Fiscal Year ended March 31, 2019

•	Reinforcement of DTC services

•	Achieved growth of the PlayStation™Network (“PSN”), which drove the G&NS segment to achieve the highest results in both sales and profit ever recorded by a single segment of Sony.

•	Reinforcement of Content IP

•	Fully consolidated EMI, making Sony the largest music publishing company in the world.

•	Created numerous hit titles and works utilizing IP in the G&NS, Music, and Pictures segments.

•	Branded Hardware Business

•	Continued to develop products that connect creators and users.

•	Generated net cash inflow at a level second only to the G&NS segment.

•	CMOS Image Sensors

•

In imaging, delivered a stable supply of high value-added products to a smartphones market that is evolving not only toward higher resolution, but also toward multiple sensors per camera and larger sized sensors; at the same time, maintained its number one market share position in CMOS image sensors on a revenue basis.

•	Achieved steady development in the automotive and sensing areas of the business.

Initiatives of Sony Group and each Business Segment

All of Sony’s businesses (content IP entertainment businesses including Games, Music, Pictures and Animation; Electronics businesses; and DTC services businesses including PSN and Financial Services) are underpinned by technology. Key points of initiatives for each business segment, as well as collaborations between our content IP and DTC services and synergies between our businesses based on technologies, are as follows:

<Game & Network Services>

•	The two keywords for the future direction of PlayStation® are “immersive” and “seamless.”

•

Next-generation console: “Immersive” experience created by dramatically increased graphics rendering speeds, achieved through the employment of further improved computational power and a customized ultra-fast, broadband SSD.

•	PlayStation streaming: Through the evolution of “Remote Play” and “PlayStation™Now,” provide a seamless game experience anytime, anywhere.

•

Remote Play: Turns PlayStation®4 (PS4™), which is expected to reach 100 million units in cumulative sales this calendar year, into a streaming game server, providing streaming content at the closest point to users.

•	PlayStation Now: Provides immersive game experiences to users regardless of whether they own a PS4 console at all.

•	Sony will pursue its mission to make PlayStation “The Best Place to Play” by leveraging the latest computing, streaming, cloud and 5G technologies, together with excellent content.

<Music and Pictures>

•

Sony’s basic strategy for its Music and Pictures businesses is the reinforcement of content IP. To maximize the business opportunities from the continuing growth of the subscription streaming market, Sony will seek to reinforce the quality and quantity of its content IP catalog, while also discovering and nurturing new artists to generate new IP.

•	Music: Growth of stable profit due to high market share and recurring license business model.

•

Pictures: Aim to establish a strong competitive position by leveraging the following aspects of the business: Advantages of being one of the few independent studios, large content IP library that can be revitalized, and IP synergy with other Sony Group companies.

<Branded Hardware>

•

Sony defines the three electronics businesses that bear the Sony brand — HE&S, IP&S and MC — collectively as Branded Hardware, which it positions as a sustainable and consistent cash flow generating business that enables continued investment in Sony Group’s growth. In this area, Sony will continue its policy of targeting profitability and the premium market rather than unnecessarily pursuing volume.

•

Sony will realign its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2019. In connection with this decision, the former HE&S, IP&S and MC segments will be realigned as the Electronics Products & Solutions segment. Sony will promote the following initiatives in accordance with this realignment.

•

Sony aims to: (1) optimize its business structure and enhance efficiency; (2) strengthen existing businesses, including Mobile, through facilitating and revitalizing the movement of human capital across its businesses; and (3) nurture new businesses that leverage its technology.

•	Sony will create products that connect creators and users, and continue to evolve as their most trusted and loved brand.

<Semiconductors>

•	Sony expects to leverage the superior technology it has developed in this business to maintain its industry-leading position going forward.

•

Although the smartphones market has matured, demand for sensors continues to grow due to the adoption of multiple sensors and larger-sized sensors in smartphones. Demand for Time-of-Flight sensors in smartphones is also expected to increase.

•

Although investment in greater production capacity over the next few years is necessary, it is unlikely that this CMOS image sensor production capacity will become obsolete, which should result in high return on investment in the long term.

•	Initiatives in long-term growth prospects such as automotive sensors and Edge AI:

•	Expanding the business through such fields as distance measurement and automotive; Sony’s automotive sensors are receiving positive external feedback.

•	Making stacked CMOS image sensors more intelligent by embedding AI functionality to the logic layer.

<Financial Services>

•

The Financial Services segment, which continues to generate a high level of revenue and provide a stable source of profit for the Sony Group, is a business with direct and very close ties to customers. Through FinTech (financial services that utilize information technology), Sony will aim to position itself even closer to customers.

Long-term Vision and Social Value

•

As a member of society and an inhabitant of the earth, Sony will continue to work to enhance its economic value while, at the same time, contributing to the environment and to society by creating social value through the business activities of the entire Sony Group.

•	With its mission of KANDO — to move people emotionally — Sony will aim to create social value by giving people a sense of enrichment through the creation of a Community of Interest.

•

At the same time, based on the recognition that Sony’s business only exists because of its natural environment and society, Sony will continue to promote environmental and human rights initiatives, from a long-term perspective, across all levels of its supply chain.

•	Furthermore, based on its desire to contribute to safety in the self-driving car era, Sony will work to further develop its imaging and sensing technologies.

•	Sony also intends to make a broader contribution to education by nurturing creators, providing educational tools that enable children to learn about programming, and incubating businesses.

Third Mid-Range Plan — Financial Targets

•	In order to transition management of Sony’s operations to a more long-term perspective, key performance indicators are being set as a cumulative total over a three-year period.

•

From the fiscal year ended March 31, 2019 to the fiscal year ending March 31, 2021, cash flows from operating activities will be the most important performance metric, and Sony will target total cash flows from operating activities for all segments excluding the Financial Services segment of 2.2 trillion yen or more for this three-year period.

•

In terms of allocation of cash generated, Sony plans to spend approximately 1.1 to 1.2 trillion yen on capital expenditure, as a result of greater investment in CMOS image sensors. The priority for the remaining 1 to 1.1 trillion yen will be strategic investment, while also making an appropriate allocation to shareholder returns, in order to further enhance Sony’s corporate value. In terms of shareholder returns, Sony intends to increase dividends in a stable and long-term manner.

•

As part of its strategy for strategic investment, in the fiscal year ended March 31, 2019, Sony used 392.8 billion yen of capital to fully consolidate EMI, including the assumption of EMI’s interest-bearing debt.

•

As part of its emphasis on growth in earnings per share (EPS) in the fiscal year ended March 31, 2019, Sony completed a 100 billion yen repurchase of its own shares, and set parameters for the repurchase of a maximum of 200 billion yen of Sony shares in the fiscal year ending March 31, 2020. Sony plans to engage in share repurchases in a flexible manner after taking into account the balance between strategic investment opportunities and its financial situation and stock price.

•

Sony will seek to maintain a Return on Equity (ROE) level of 10% or more. For the fiscal year ended March 31, 2019, Sony achieved a ROE of 27.3%, resulting in maintaining the financial target of ROE of 10% or more.

Group Environmental Mid-Term Targets “Green Management 2020”

Sony announced in June 2015 the establishment of its “Green Management 2020” group environmental mid-term targets, effective from fiscal 2016 (the fiscal year ended March 31, 2017) through fiscal 2020 (the fiscal year ending March 31, 2021). Based on the following three pillars, Sony has been implementing various initiatives to reduce the Sony Group’s environmental footprint:

•

Formulate targets and implement initiatives that leverage the distinctive characteristics of Sony’s businesses, from Electronics to entertainment. Among these, reduce annual energy consumption by an average of 30% (compared to levels at the fiscal year ended March 31, 2014) in its Electronics products, and in entertainment, continue to look to use its content to raise awareness of sustainability issues and inspire environmentally conscious actions;

•

Enhance efforts to reduce Sony’s environmental footprint across its entire value chain, including manufacturing partners and suppliers, by calling on them to reduce greenhouse gas (GHG) emissions and water consumption; and

•	Accelerate the use of renewable energy.

Sony’s long-term vision is to achieve a “zero environmental footprint” throughout all stages of its product lifecycles and business activities by 2050. The “Green Management 2020” mid-term plan has been backcasted (calculated backwards) in order to determine the necessary intermediate steps that need to be taken by fiscal 2020 on the way to this long-term goal. With “Green Management 2020,” Sony plans to further accelerate its various initiatives directed towards its ultimate goal of a “zero environmental footprint.” As part of this measure Sony has joined RE100, an initiative operated by the international non-government organization (NGO) The Climate Group, in partnership with CDP. In so doing, Sony will aim to use 100% renewable electricity for all of its business sites by 2040.

Sony also plans to continue to participate in the WWF’s Climate Savers Programme, which aims to achieve reductions in greenhouse gas emissions. Climate change targets are verified by WWF and a third-party verification body for their degrees of difficulty and progress.

Further details of the group environmental mid-term targets “Green Management 2020” and actual measures undertaken by Sony are reported in Sony’s Sustainability report available on the following website: https://www.sony.net/SonyInfo/csr_report/.

E.	Off-balance Sheet Arrangements

Sony has certain off-balance sheet arrangements that provide liquidity, capital resources and/or credit risk support.

Refer to Note 6 of the consolidated financial statements for transfers of financial asset transactions in which Sony has relinquished control of receivables and accounted for these transfers as sales, and Note 24 of the consolidated financial statements for various arrangements with variable interest entities, including those where Sony is not the primary beneficiary and therefore does not consolidate the entity.

F.	Contractual Obligations, Commitments, and Contingent Liabilities

The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2019. The references to the notes below refer to the corresponding notes within the consolidated financial statements.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Yen in millions)
Contractual obligations and commitments:
Short-term debt (Note 11)	618,618	618,618	—	—	—
Long-term debt (Notes 8 and 11)
Capital lease obligations and other	72,991	37,379	17,006	7,993	10,613
Other long-term debt	667,842	135,082	210,464	238,096	84,200
Interest on other long-term debt	18,776	4,524	6,877	6,248	1,127
Minimum rental payments required under operating leases (Note 8)	268,464	58,901	83,549	47,507	78,507
Purchase commitments (Note 28)
Expected cost for the production or purchase of motion pictures and television programming or certain rights	94,871	53,073	33,775	7,162	861
Contracts with recording artists, songwriters and companies	112,578	42,862	32,865	13,006	23,845
Sponsorship contracts related to advertising and promotional rights	10,132	4,767	5,365	—	—
Contracts for programming contents	11,027	10,472	555	—	—
Purchase commitments for fixed assets, materials, and other	364,730	233,243	65,532	46,568	19,387
Future insurance policy benefits and other and policyholders’ account in the life insurance business* (Note 10)	25,014,491	524,091	1,161,523	1,250,964	22,077,913
Gross unrecognized tax benefits** (Note 22)	50,577	—	—	—	—
Total	27,305,097	1,723,012	1,617,511	1,617,544	22,296,453

* Future insurance policy benefits and other and policyholders’ account in the life insurance business are the estimated future cash payments to be made to policyholders and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. The sum of the cash payments shown for all years in the table of 25,014.5 billion yen exceeds the corresponding liability amount of 8,632.5 billion yen included in the consolidated balance sheets as of March 31, 2019. Refer to Note 10 of the consolidated financial statements.

** The total amount represents the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. The settlement period for the liability, which totaled 50.6 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities. Refer to Note 22 of the consolidated financial statements.

The following items are not included in either the above table or the total amount of commitments outstanding as of March 31, 2019:

•

The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 10 billion yen to Japanese pension plans and approximately 8 billion yen to foreign pension plans during the fiscal year ending March 31, 2020. Refer to Note 15 of the consolidated financial statements.

•

The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was approximately 27.6 billion yen as of March 31, 2019. Refer to Note 28 of the consolidated financial statements.

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

Refer to Item 8 A. “Consolidated Statements and Other Financial Information” for legal proceedings and Note 28 of the consolidated financial statements for guarantees issued, including product warranties.

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

Investments

Sony’s investments include debt and equity securities accounted for under both the cost and equity method of accounting. If it has been determined that an investment has sustained other-than-temporary decline in its value, the investment is written down to its fair value with a charge to income. Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual debt securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuer, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for debt securities designated as available-for-sale, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20% or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20% or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate that the decline in the fair value is other-than-temporary.

When an other-than-temporary impairment of a held-to-maturity debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the debt security or more likely than not will be required to sell the debt security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For an other-than-temporary impairment of a debt security that does not meet these two criteria, the net amount recognized in income is a credit loss, which equals the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.

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

In the fiscal year ended March 31, 2019, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the total amount of goodwill allocated to the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value, and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

During the fiscal year ended March 31, 2019, Sony recorded an impairment loss of 5,107 million yen, primarily in All Other. The impairment loss reflected the overall decline in the fair value of the reporting unit. The fair value of the reporting unit was estimated using the present values of expected future cash flows.

Except as described above, for all reporting units with goodwill, fair value exceeded the carrying amount, and therefore no impairment existed in the fiscal year ended March 31, 2019. These reporting units’ fair value exceeded their respective carrying values by at least 10.0%. Also, for indefinite lived intangible assets, fair value exceeded the carrying amount, and therefore no impairment existed.

The carrying amounts of goodwill by segment as of March 31, 2019 are as follows:

Yen in millions
Game & Network Services	153,955
Music	403,370
Pictures	145,484
Imaging Products & Solutions	8,668
Mobile Communications	3,286
Semiconductors	46,564
Financial Services	7,225

Total	768,552

A discussion of the significant assumptions, other than the MRP described above, including a sensitivity analysis with respect to their impact, of the fair value of Sony’s reporting units for the impairment analysis performed for the fiscal year ended March 31, 2019 is included below:

•	The discount rates ranged from 7.1% to 10.6%. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have resulted in an impairment.

•

The growth rates applied to the terminal values for reporting units within the G&NS, IP&S, MC and Semiconductors and Financial Services segments and All Other ranged from approximately 0% to 1.5%. The growth rates beyond the MRP period for the reporting units in the Music segment ranged from 0% to 7.4%, and in the Pictures segment ranged from 3.0% to 4.5%. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have resulted in an impairment.

•

The earnings multiple used to calculate the terminal value in the Pictures reporting units ranged from 9.0x to 10.0x. A hypothetical reduction in the earnings multiple by 1.0x, holding all other assumptions constant, would not have resulted in an impairment.

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

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 0.6% for its Japanese pension plans as of March 31, 2019. The discount rate was determined by using information about yields on high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about yields is collected from published market information and credit rating agencies. The 0.6% discount rate represents a 20 basis point decrease from the 0.8% discount rate used for the fiscal year ended March 31, 2018 and reflects current Japanese market interest conditions.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 2.4% and 2.6% as of March 31, 2018 and 2019, respectively. The actual return on pension plan assets for the fiscal years ended March 31, 2018 and 2019 was a 5.6% gain and a 2.7% gain, respectively. The difference between the expected and the actual rate of return on pension plan assets was primarily due to the positive performance in the domestic (Japan) and the global equity markets through the fiscal year ended March 31, 2018. Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2018 and 2019, Sony had, with respect to Japanese pension plans, net actuarial losses of 299.9 billion yen and 311.1 billion yen, respectively, including losses related to pension plan assets. Although the actual return on pension plan assets was slightly higher than expected, the net actuarial loss increased mainly due to the impact of the decline in the discount rate used to determine the defined benefit obligation, as compared to the prior fiscal year’s rate.

The following table illustrates the effect on the fiscal year ending March 31, 2020 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2019 constant, for Japanese pension plans.

Change in assumption	Projected benefit obligations	Pension costs	Net income
(Yen in billions)
25 basis point increase / decrease in discount rate	-/+38.6	-/+1.9	+/-1.3
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	-/+1.8	+/-1.2

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

As a result of prior losses, as of March 31, 2019, total established valuation allowances against deferred tax assets were 723.1 billion yen, including approximately 480 billion yen in Japan of which 350 billion yen relates to national taxes for Sony Corporation and its national tax filing group in Japan. As of March 31, 2019, some of the entities have returned to profitability, particularly Sony Corporation and its national tax filing group in Japan. This is a positive factor to be considered; however, in order to support a reversal of the valuation allowance, a pattern of consistent earnings still needs to be established, particularly in jurisdictions like Japan where the remaining net operating loss carryforward period is very limited.

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

The U.S. Tax Reform Act significantly changed how the U.S. taxes corporations. The U.S. Tax Reform Act requires complex computations to be performed that were not previously required by U.S. tax law, significant judgments to be made in interpretation of the provisions of the U.S. Tax Reform Act, significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the Internal Revenue Service, and other standard setting bodies will continue to interpret or issue guidance on how provisions of the U.S. Tax Reform Act will be applied or otherwise administered. As future guidance is issued, Sony may make adjustments to amounts that it previously recorded that may materially impact Sony’s financial statements in the period in which the adjustments are made.

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

Future insurance policy benefits

Liabilities for future insurance policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 0.8% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses.

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

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their responsibility as a director or officer, date of birth, the number of years they have served as a director or officer, and other principal business activities outside the Corporation as of June 18, 2019.

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

Hiroki Totoki
Responsibility as a Director: —
Date of Birth: July 17, 1964
Number of Years Served as a Director: —
Principal Business Activities Outside the Corporation: None
Brief Personal History:
April 1987	Joined Sony Corporation
February 2002	Representative Director, Sony Bank Incorporated
June 2005	Director, Corporate Executive Officer and Senior Managing Director, Sony Communication Network Corporation (currently Sony Network Communications Inc.)
April 2012	Representative Director, Corporate Executive Officer and Senior Managing Director, So-net Corporation (currently Sony Network Communications Inc.)
April 2013	Representative Director, Corporate Executive Officer, Deputy President and CFO, So-net Entertainment Corporation (currently Sony Network Communications Inc.)
December 2013	SVP, Corporate Executive, Sony Corporation Corporate Executive in charge of Business Strategy, Corporate Development and Transformation
November 2014	President and CEO, Sony Mobile Communications Inc.
June 2015	Director, Chairman, So-net Corporation (currently Sony Network Communications Inc.)
April 2016	EVP, Corporate Executive Officer, Sony Corporation Officer in charge of New Business Platform Strategy, Sony Corporation President and Representative Director, So-net Corporation
June 2017	CSO, Sony Corporation Officer in Charge of Mid-to-Long Term Business Strategy, New Business
April 2018	Representative Corporate Executive Officer, CFO, Sony Corporation (present)
June 2018	Senior EVP, Sony Corporation (present)
June 2019	Director, Sony Corporation (present)

Shuzo Sumi
Responsibility as a Director: Chairman of the Board Chair of the Nominating Committee
Date of Birth: July 11, 1947
Number of Years Served as a Director: 2 years
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

Tim Schaaff
Responsibility as a Director: Director in charge of Information Security
Date of Birth: December 5, 1959
Number of Years Served as a Director: 6 years
Brief Personal History and Principal Business Activities Outside the Corporation:
December 1982	Joined New England Digital Corporation
July 1991	Joined Apple Computer, Inc.
1998	Vice President, Apple Computer, Inc.
December 2005	Senior Vice President, Sony Corporation of America
November 2006	Deputy President, Technology Development Group, Sony Corporation
June 2008	President, Sony Media Software and Services Inc.
December 2009	Director, President, Sony Network Entertainment International LLC
June 2013	Director, Sony Corporation (present)
January 2014	Independent startup advisor (present)
July 2015	Chief Product Officer, Intertrust Technologies Corporation (present)

Kazuo Matsunaga
Responsibility as a Director: Vice Chairman of the Board
Chair of the Audit Committee
Date of Birth: February 28, 1952
Number of Years Served as a Director: 5 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1974	Joined the Ministry of International Trade and Industry (currently Ministry of Economy, Trade and Industry (“METI”))
June 2004	Director-General, Nuclear and Industrial Safety Agency, METI
September 2005	Assistant Vice-Minister, Minister’s Secretariat, METI
July 2006	Deputy Vice-Minister, Minister’s Secretariat, METI
July 2008	Director-General, Economic and Industrial Policy Bureau, METI
July 2010	Vice-Minister of Economy, Trade and Industry, METI
April 2012	Specially-appointed Professor, Graduate School of International Corporate Strategy, Hitotsubashi University (present)
June 2013	Outside Director, Takasago Thermal Engineering Co., Ltd. (present)
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

Eriko Sakurai
Responsibility as a Director: Chair of the Compensation Committee
Date of Birth: November 16, 1960
Number of Years Served as a Director: 5 years
Brief Personal History and Principal Business Activities Outside the Corporation:
June 1987	Joined Dow Corning Corporation
May 2008	Director, Dow Corning Toray Co., Ltd. (currently Dow Toray Co., Ltd.)
March 2009	Chairman and Chief Executive Officer, Dow Corning Toray Co., Ltd. (present)
June 2014	Director, Sony Corporation (present)
June 2015	Outside Director, Sumitomo Mitsui Financial Group, Inc. (present)

Kunihito Minakawa
Responsibility as a Director: Member of the Audit Committee
Date of Birth: August 15, 1954
Number of Years Served as a Director: 2 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1978	Joined Ricoh Company, Ltd.
October 1997	Senior Vice President and Chief Financial Officer, Ricoh Americas Corporation
April 2010	Corporate Vice President, and General Manager of Finance and Accounting Division, Ricoh Company, Ltd.
June 2010	Outside Audit & Supervisory Board Member, Ricoh Leasing Company, Ltd.
April 2012	Corporate Senior Vice President, and General Manager of Finance and Accounting Division, Ricoh Company, Ltd.
June 2013	Audit & Supervisory Board Member, Ricoh Company, Ltd.
June 2017	Director, Sony Corporation (present)
June 2018	Outside Director, Santen Pharmaceutical Co., Ltd. (present)

Toshiko Oka
Responsibility as a Director: Member of the Audit Committee
Date of Birth: March 7, 1964
Number of Years Served as a Director: 1 year
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1986	Joined Tohmatsu Touche Ross Consulting Limited
July 2000	Joined Asahi Arthur Anderson Limited
September 2002	Principal, Deloitte Tohmatsu Consulting Co., Ltd. (currently ABeam Consulting Ltd.)
April 2005	President and Representative Director, ABeam M&A Consulting Ltd. (currently PwC Advisory LLC)
June 2015	Outside Corporate Auditor, Happinet Corporation (present)
April 2016	Partner, PwC Advisory LLC
June 2016	CEO, Oka & Company Ltd. (present) Outside Director, Mitsubishi Corporation (present) Outside Director, Hitachi Metals, Ltd. (present)
June 2018	Director, Sony Corporation (present)

Sakie Akiyama
Responsibility as a Director: Member of the Audit Committee
Date of Birth: December 1, 1962
Number of Years Served as a Director: —
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1987	Joined Arthur Andersen & Co.
April 1994	Founder and CEO, Saki Corporation
October 2018	Founder, Saki Corporation (present)
June 2019	Director, Sony Corporation (present)

Wendy Becker
Responsibility as a Director: Member of the Compensation Committee
Date of Birth: November 2, 1965
Number of Years Served as a Director: —
Brief Personal History and Principal Business Activities Outside the Corporation:
September 1987	Brand Manager, Procter & Gamble Company
September 1993	Consultant, McKinsey & Company, Inc.
December 1998	Partner, McKinsey & Company, Inc.
February 2008	Management Director, Residential, TalkTalk, The Carphone Warehouse Ltd. Board member, Member of Remuneration Committee, Whitbread plc
September 2009	Chief Marketing Officer, Vodafone Group plc
September 2012	Chief Operating Officer, Jack Wills Ltd.
October 2013	CEO, Jack Wills Ltd.
February 2017	Board member, Chair of Remuneration Committee, Great Portland Estates plc (present)
September 2017	Board member, Logitech International S.A. (present)
September 2018	Chair of Compensation Committee, Logitech International S.A. (present)
June 2019	Director, Sony Corporation (present)

Yoshihiko Hatanaka
Responsibility as a Director: Member of the Nominating Committee
Date of Birth: April 20, 1957
Number of Years Served as a Director: —
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1980	Joined Fujisawa Pharmaceutical Co., Ltd. (currently Astellas Pharma Inc.)
June 2005	Corporate Executive, Vice President, Corporate Planning, Corporate Strategy, Astellas Pharma Inc.
April 2006	Corporate Executive of Astellas Pharma Inc. and President & CEO, Astellas US LLC and President & CEO, Astellas Pharma US, Inc.
June 2008	Senior Corporate Executive of Astellas Pharma Inc. and President & CEO, Astellas US LLC and President & CEO, Astellas Pharma US, Inc.
April 2009	Senior Corporate Executive, Chief Strategy Officer and Chief Financial Officer, Astellas Pharma Inc.
June 2011	Representative Director, President & CEO, Astellas Pharma Inc.
April 2018	Representative Director, Chairman of the Board, Astellas Pharma Inc. (present)
June 2019	Director, Sony Corporation (present)

Corporate Executive Officers

In addition to Kenichiro Yoshida and Hiroki Totoki, the three individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 18, 2019. Refer to “Board Practices” below.

Toru Katsumoto
Responsibility as an Officer: Senior EVP, Officer in charge of R&D and Medical Business
Date of Birth: October 14, 1957
Number of Years Served as a Corporate Executive Officer: 1 year
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1982	Joined Sony Corporation
November 2012	SVP, Corporate Executive, Sony Corporation
April 2013	Representative Director and President, Sony Olympus Medical Solutions Inc.
January 2016	Director, Sony Olympus Medical Solutions Inc. (present)
January 2017	President, Medical Business Group, Sony Corporation
April 2017	Representative Director and Deputy President, Sony Imaging Products & Solutions Inc. (present)
April 2018	EVP, Corporate Executive Officer, Sony Corporation Officer in charge of R&D and Medical Business (present)
June 2019	Senior EVP, Corporate Executive Officer, Sony Corporation (present)

Shiro Kambe
Responsibility as an Officer: EVP, Officer in charge of Legal, Compliance, Corporate Communications, CSR, External Relations, Quality, Environment and Information Security & Privacy
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
Number of Years Served as a Corporate Executive Officer: 3 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1984	Joined Sony Corporation
October 2001	Vice President, Sony Ericsson Mobile Communications
April 2006	Senior Vice President, Sony Corporation of America
November 2014	SVP, Corporate Executive, Sony Corporation
June 2016	EVP, Corporate Executive Officer, Sony Corporation (present) Officer in charge of Human Resources and General Affairs (present)

Kenichiro Yoshida, Hiroki Totoki, Toru Katsumoto, Shiro Kambe and Kazushi Ambe are engaged on a full-time basis by Sony Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B.	Compensation

Under the Financial Instruments and Exchange Act of Japan and related regulations, Sony is required to disclose the total remuneration paid by Sony Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that Sony Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2019 filed on June 18, 2019 with the Director General of the Kanto Local Finance Bureau (the “Bureau”) of the Ministry of Finance in Japan.

(1) Total amounts of remuneration paid by Sony Corporation to Directors and Corporate Executive Officers

	Fixed remuneration		Remuneration linked to business results		Phantom restricted stock plan
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	13	227	—	—	2	108
	(*1) (*2)			(*4)
(Outside Directors)	(11)	(152)	(—)	(—)	(2)	(108)
		(*3)
Corporate Executive Officers	8	338	6	383	—	—
	(*2)		(*5)	(*6)
Total (*8)	21	565	6	383	2	108
						(*7)

*1 The number of persons does not include a Director who concurrently serves as a Corporate Executive Officer, because the Corporation does not pay any additional remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.

*2 The number of persons includes a Director and three Corporate Executive Officers who resigned on the day of the Ordinary General Meeting of Shareholders held on June 19, 2018, and a Director who passed away during his tenure.

*3 The amount includes the condolence paid for a Director who passed away during his tenure.

*4 The Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

*5 The number of persons includes a Corporate Executive Officer who resigned on the day of the Ordinary General Meeting of Shareholders held on June 19, 2018.

*6 The amount of remuneration linked to business results for the fiscal year ended March 31, 2019 was paid in June 2019.

*7 The Phantom Restricted Stock Plan includes the amount that will be paid to two Directors who resigned on the day of the Ordinary General Meeting of Shareholders held on June 18, 2019.

*8 In addition to the above, the Corporation issued restricted stock and stock acquisition rights for the purpose of granting stock options as remuneration linked to share price. During the fiscal year ended March 31, 2019, the Corporation recorded 15 million yen in expenses for the restricted stock granted to non-executive Directors and 265 million yen in expenses for the restricted stock granted to Corporate Executive Officers. Regarding the stock acquisition rights granted to Corporate Executive Officers, the Corporation recorded 874 million yen in expenses during the fiscal year ended March 31, 2019 or in the past for stock option purposes.

(2) Amounts of remuneration paid by Sony Corporation and its subsidiaries to Directors and Corporate Executive Officers on an individual basis.

Name	Position (*1)	Fixed Remuneration (*2) (Yen in millions)	Remuneration linked to business results (*2) (*3) (Yen in millions)	Phantom restricted stock plan (Yen in millions)	Total (*2) (Yen in millions)	Granted number of stock acquisition rights (*4) (Thousand shares)	Granted number of restricted stock (*5) (Thousand shares)
Kenichiro Yoshida	Sony Corporation Director, President & CEO, and Representative Corporate Executive Officer (*6) (*7)	160	237	—	397	14	4
Hiroki Totoki	Sony Corporation Director, Senior Executive Vice President, CFO and Representative Corporate Executive Officer, (*6)	54	49	—	103	3	0.8
Toru Katsumoto	Sony Corporation Corporate Executive Officer, Senior Executive Vice President (In charge of R&D and Medical Business)	39 (*8)	41 (*8)	—	80 (*8)	2	0.5
Shiro Kambe	Sony Corporation Corporate Executive Officer, Executive Vice President (In charge of Legal, Compliance, Corporate Communications, CSR, External Relations Quality, Environment, Information Security and Privacy)	39	39	—	78	2	0.5
Kazushi Ambe	Sony Corporation Corporate Executive Officer, Executive Vice President (In charge of Human Resources and General Affairs)	38	34	—	72	2	0.5

*1 The above chart shows remuneration for Directors and Corporate Executive Officers who received, or who became likely to receive, total remuneration exceeding 100 million yen from Sony Corporation and its subsidiaries during the fiscal year ended March 31, 2019. Titles are as of the date of submission of this document.

*2 Due to rounding, individual sums may not total 100%.

*3 For the indicators and results used to determine the amount of remuneration linked to business results, please refer to “Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2019” below.

*4 The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2019 was 1,593 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 17 of the consolidated financial statements for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Corporation’s common stock (“Common Stock”) exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2019 for accounting purposes and should not be regarded as any indication or prediction of Sony with respect to its future stock performance.

*5 Indicates the total number of shares of restricted stock granted in the fiscal year ended March 31, 2019 for Corporate Executive Officers. The issue price per share of restricted stock was 5,664 yen.

*6 As noted above, Sony Corporation does not pay any remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.

*7 Apart from the remuneration contained in the above table, Sony also provided certain personal benefits and perquisites, including fringe benefits and in some instances income taxes related to perquisites, totaling 1 million yen to Kenichiro Yoshida during the fiscal year ended March 31, 2019.

*8 In the above chart, remuneration for Toru Katsumoto, Senior Executive Vice President, includes 20 million yen in fixed compensation and 20 million yen in performance-based compensation from SIPS.

(3) Basic policy regarding Director and Senior Executive remuneration

The basic policy regarding remuneration for Directors and Senior Executives, as determined by the Compensation Committee, is as follows:

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

The amount of each component and its percentage of total remuneration shall be at an appropriate level determined in accordance with the basic policy above and based upon research conducted by a third party regarding remuneration of directors of both domestic and foreign companies.

Regarding remuneration linked to share price, restricted stock is used to further promote shared values between the shareholders and Directors, and incentivize Directors to develop and maintain a sound and transparent management system. Appropriate restrictions and conditions shall be set in order to enhance the effectiveness of the programs.

Regarding the Phantom Restricted Stock Plan, points determined every year by the Compensation Committee shall be granted to Directors every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying the Common Stock price by the individual’s accumulated points. Sony will not grant any points pursuant to the Phantom Restricted Stock Plan to a Director for a fiscal year in which Sony granted restricted stock to the Director.

(b) Basic policy regarding Senior Executive remuneration

Senior Executives are key members of management responsible for executing the operations of the Sony Group as a whole and/or each business. In order to further improve the business results of Sony, the following two elements have been established as the basic policy for the determination of remuneration of Senior Executives.

•	Attracting and retaining an adequate talent pool possessing the requisite abilities to excel in the global marketplace; and

•	Providing effective incentives to improve business results on a short-, medium- and long- term basis.

Based upon the above, remuneration of Senior Executives shall basically consist of the following four components:

•	Fixed remuneration;

•	Remuneration linked to business results;

•	Remuneration linked to share price; and

•	Phantom Restricted Stock Plan.

The amount of each component and its percentage of total remuneration shall be at an appropriate level determined in accordance with the above basic policy and the individual’s level of responsibility and based upon research conducted by a third party regarding remuneration of management of both domestic and foreign companies, with an emphasis on linking remuneration to business results and shareholder value.

Remuneration linked to business results shall be structured appropriately and based upon appropriate indicators to ensure that such remuneration effectively incentivizes Senior Executives to achieve the mid- to long-term and the corresponding fiscal year’s corporate targets. Specifically, the amount shall be determined based upon the level of achievements of the targets of (1) certain key performance indicators linked to consolidated or individual business results of Sony of the corresponding fiscal year, such as Return on Equity (“ROE”), Net Income attributable to Sony Corporation’s Stockholders and Operating Cash Flow (“Financial Performance KPIs”), which indicators are selected based on the areas of responsibility of the relevant Senior Executive and (2) the individual performance of the area(s) for which the relevant Senior Executive is responsible. The amount to be paid to Senior Executives shall fluctuate, in principle, within the range from 0 percent to 200 percent of the standard payment amount (“Business Results Linked Standard Payment Amount”) based on the achievement of the above-mentioned targets. The Business Results Linked Standard Payment Amount shall be determined so that such amount is within a certain percentage of the cash compensation (total of the fixed remuneration and the remuneration linked to business results), which percentage shall be determined in accordance with each individual’s level of responsibility.

Remuneration linked to the share price, such as stock options and restricted stock, will be used to incentivize Senior Executives to increase mid- to long-term shareholder value. Appropriate restrictions and conditions shall be set in order to enhance the effectiveness of this program. The amount of remuneration linked to the share price shall be determined, so that the amount is within a certain percentage of the total cash compensation (total of the fixed remuneration and the remuneration linked to business results) and remuneration linked to the share price.

Regarding the Phantom Restricted Stock Plan, points determined every year by the Compensation Committee shall be granted to Senior Executives every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying the Common Stock price by the individual’s accumulated points.

(4) Procedures to determine remuneration of Directors and Senior Executives

Based on the policy outlined above, the Compensation Committee determines the amount and content of the compensation for each Director and Senior Executive. Specifically, in principle, each year at the meeting of the Compensation Committee held after the Ordinary General Meeting of the Shareholders, the amount of basic remuneration and the content of each Director’s and Senior Executive’s compensation for the corresponding fiscal year is determined. Thereafter, at the meeting of the Compensation Committee held after the corresponding fiscal year end, the final amount of compensation of each Director and Senior Executive is determined, including the amount of remuneration linked to business results.

For determining the amount of the remuneration linked to business results for each Senior Executive, the Business Results Linked Standard Payment Amount, the targets for the Financial Performance KPIs and the targets for the individual performance of the areas(s) for which the relevant Senior Executive is responsible are determined and thereafter, at the meeting of the Compensation Committee held after the corresponding fiscal year end, the amount of such remuneration is determined based on the level of achievement of such targets for the Financial Performance KPIs and the individual performance.

In accordance with the above procedure, the Compensation Committee determined the amount of compensation of each Directors and Senior Executives for the fiscal year ended March 31, 2019.

(5) Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2019

The Business Results Linked Standard Payment Amount for the fiscal year ended March 31, 2019 was between 37.5 percent and 50.0 percent of cash compensation (total of the fixed remuneration and the remuneration linked to business results). The Financial Performance KPIs mainly used for the Corporate Executive Officers and their weighting, targets and results were as follows:

KPI	Weight	Target to be achieved for the fiscal year ended March 31, 2019 (Consolidated)	Result for the fiscal year ended March 31, 2019 (Consolidated)

Operating CF	50%	Amount determined in order to achieve the Operating CF (as defined below) target under Sony’s Third Mid-Range Plan of 2 trillion yen or more for the three-year period from the fiscal year ended March 31, 2019	753.4 billion yen

Net Income attributable to Sony Corporation’s Stockholders	40%	480 billion yen	916.3 billion yen

ROE	10%	15.1%	27.3%

Operating cash flow, excluding the Financial Services Segment (“Operating CF”), was selected as a Financial Performance KPI and was weighed the highest due to operating cash flow being determined as the most important performance metric under the Third Mid-Range Plan of Sony. ROE was also selected due to it being one of the financial targets of Sony’s Third Mid-Range Plan. Net Income attributable to Sony Corporation’s Stockholders was selected in order to incentivize management to achieve the current fiscal year’s corporate target.

For the target to be achieved for the Operating CF for the fiscal year ended March 31, 2019, an amount which the Compensation Committee determined as appropriate was set in order to achieve the Operating CF target under Sony’s Third Mid-Range Plan of 2 trillion yen or more (target as of as of April 1, 2018) for the three-year period from the fiscal year ended March 31, 2019. The target for the Net Income attributable to Sony Corporation’s Stockholders for the fiscal year ended March 31, 2019 was set as 480 billion yen, which was the forecasted amount for the Net Income attributable to Sony Corporation’s Stockholders for the fiscal year ended March 31, 2019 announced in April 2018. The target for ROE was 15.1% for the fiscal year ended March 31, 2019. The results for the Financial Performance KPIs for the fiscal year ended March 31, 2019 were as follows: Operating CF: 753.4 billion yen, Net Income attributable to Sony Corporation’s Stockholders: 916.3 billion yen, ROE: 27.3%, each exceeding the targeted amount.

As outlined above under “Basic policy regarding Director and Senior Executive remuneration,” remuneration linked to business results for Corporate Executive Officers for the fiscal year ended March 31, 2019 was determined based upon the level of achievement of the indicators which were selected based on the areas of responsibility of the relevant Corporate Executive Officer and the individual performance of the area(s) for which the relevant Corporate Executive Officer was responsible. The amounts to be paid to the Corporate Executive Officers were determined within the range from 0 percent to 200 percent of the Business Results Linked Standard Payment Amount. As a result, the ratio of remuneration linked to business results of Corporate Executive Officers for the fiscal year ended March 31, 2019 was in the range of 148.1% to 169.4% of the Business Results Linked Standard Payment Amount.

(For Reference) Restricted Stock

Sony has introduced a restricted stock plan starting from the fiscal year ended March 31, 2018, pursuant to which shares of restricted stock will be allotted to Sony Corporation’s Corporate Executive Officers and other executives, and non-executive Directors of Sony Corporation (the “Non-Executive Directors”). The purpose of the plan for the Corporate Executive Officers and other executives of Sony Corporation is to further reinforce management’s alignment with shareholder value, and to incentivize management to improve mid- to long- term performance and increase shareholder value. Furthermore, the purpose of the plan for the Non-Executive Directors is to incentivize these Directors to develop and maintain a sound and transparent management system by further promoting shared values between the shareholders and the Non-Executive Directors.

The grantees will not be able to sell or transfer the granted shares during the restricted period, and Sony Corporation will acquire the granted shares from a grantee without any consideration to, or consent of, the grantee under certain conditions. Details of the plan, such as vesting conditions, eligibility and the number of grants, will be determined by the Compensation Committee.

C.	Board Practices

General

Sony Corporation continuously strives to strengthen its corporate governance system in a way that is suitable for Sony and increases corporate value over the mid- to long-term. To operate Sony effectively, Sony Corporation approaches its corporate governance through two basic precepts: (a) the Board of Directors (the “Board”), a majority of which is comprised of independent outside Directors, focuses on effective oversight of management’s operation of the business and maintaining a sound and transparent governance framework by utilizing the Nominating Committee, the Audit Committee and the Compensation Committee; and (b) the Board determines Sony’s fundamental management policies and other material matters and delegates to each of the Senior Executives that assume important roles for the management of Sony, including the Corporate Executive Officers, decision-making authority to conduct Sony’s business operations broadly in line with their respective responsibilities, as defined by the Board, with a view to promoting timely and efficient decision-making within Sony. In furtherance of these efforts, Sony Corporation has adopted a “Company with Three Committees” corporate governance system under the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) as the most appropriate system for the company. In addition, Sony Corporation has introduced its own requirements to help improve and maintain the soundness and transparency of its governance by strengthening the separation of the Directors’ function from that of management; maintaining what the company believes is an appropriate Board size, which enables the members of the Board to actively contribute to discussion; and advancing the proper functioning of the statutory committees.

Sony Corporation is governed by the Board, the members of which are elected at the Ordinary General Meeting of Shareholders. Under the Companies Act, a “Company with Three Committees” is required to have three committees: the Nominating Committee, the Audit Committee and the Compensation Committee. The Companies Act also requires the Board to appoint Corporate Executive Officers (Shikko-yaku), who make decisions regarding the execution of Sony’s business activities within the scope of the authority delegated to them by the Board. Sony Corporation has appointed its Chief Executive Officer (“CEO”), who is responsible for Sony’s overall management, and other officers that directly report to the CEO and who are responsible for important and extensive headquarters functions as Corporate Executive Officers. In addition to these statutory bodies and positions, Sony Corporation has also appointed Corporate Executive Officers, including the CEO and other officers, that assume important roles for the management of Sony as Senior Executives. In addition, Sony grants titles, such as Senior Executive Vice President, Executive Vice President and Senior Vice President, to management team members in accordance with their respective roles and responsibilities.

A summary of the governance system adopted by Sony Corporation is set forth below. For an explanation of the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, refer to “Item 16G. Disclosure About Differences in Corporate Governance.”

Board of Directors

(1) Members: 13 Directors including 10 outside Directors (as of June 18, 2019)

Name	Position

Kenichiro Yoshida	Director

Hiroki Totoki	Director

Shuzo Sumi	Chairman of the Board Outside Director

Tim Schaaff	Non-Executive Director

Kazuo Matsunaga	Vice Chairman of the Board Outside Director

Koichi Miyata	Outside Director

John V. Roos	Outside Director

Eriko Sakurai	Outside Director

Kunihito Minakawa	Outside Director

Toshiko Oka	Outside Director

Sakie Akiyama	Outside Director

Wendy Becker	Outside Director

Yoshihiko Hatanaka	Outside Director

Under the Companies Act, the term of office of Directors expires at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election.

(2) Purpose/Authority

The primary roles of the Board are to: (a) determine Sony’s fundamental management policies; (b) oversee the management of Sony’s business operations as an entity independent from Sony’s management; (c) appoint and dismiss the statutory committee members; (d) appoint and dismiss Senior Executives including Corporate Executive Officers; and (e) appoint and dismiss Representative Corporate Executive Officers.

For the matters to be decided by the Board and the matters to be reported to the Board, refer to Appendices 1 and 2 of the Charter of the Board of Directors (the “Board Charter”) attached as Exhibit 1.3 hereto.

(3) Policy on Composition of the Board

With a view toward securing effective input and oversight by the Board, the Nominating Committee reviews and selects candidates for the Board with the aim of assuring that a substantial part of the Board is comprised of qualified outside Directors that satisfy the independence requirements established by Sony and by law. The Nominating Committee selects candidates that it views as well-suited to be Directors in light of the Board’s purpose of enhancing Sony’s corporate value. The Nominating Committee broadly considers various relevant factors, including a candidate’s capabilities (such as the candidate’s experience, achievements, expertise and international fluency), availability, and independence, as well as diversity in the boardroom, the appropriate size of the Board, and the knowledge, experiences and talent needed for the role. Under the Board Charter, Sony Corporation also requires that the Board consist of not fewer than 10 Directors and not more than 20 Directors. In addition, since 2005 the majority of the members of the Board have been outside Directors.

(4) Qualifications for Directors and Limitation of Re-election

The qualifications for Directors of Sony Corporation under the Board Charter are generally as summarized below. As of June 18, 2019, all Directors satisfy the qualifications for Directors as set forth below, and all outside Directors satisfy the additional qualifications for outside Directors and are also qualified and designated as Independent Directors under the Securities Listing Regulations of the Tokyo Stock Exchange.

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

For additional requirements for outside Directors under the Companies Act, refer to “Item 16G. Disclosure About Differences in Corporate Governance”.

Also, each outside Director may, by resolution of the Nominating Committee, be nominated as a Director candidate for re-election five times, and thereafter by resolution of the Nominating Committee and by consent of all of the Directors. Even with consent of all of the Directors, in no event may any outside Director be re-elected more than eight times.

(5) Matters related to Outside Directors

Sony Corporation expects that each outside Director play an important role in ensuring proper business decisions by Sony and effective input and oversight by the Board through actively exchanging opinions and having discussions about Sony’s business based on his or her various and broad experience, knowledge and expertise. Considering these expectations, the policy and procedures on the election of Director candidates, including independent outside Director candidates, are set forth as described above. As of June 18, 2019, the Board has 13 Directors, ten of whom are outside Directors. The Chairman of the Board is an outside Director; the Nominating Committee has five Directors, four of whom are outside Directors; the Compensation Committee has three Directors, all of whom are outside Directors; and the Audit Committee has four Directors, all of whom are outside Directors.

Pursuant to the Articles of Incorporation, Sony Corporation has entered into a liability limitation agreement with all non-executive Directors including outside Directors. A summary of such liability limitation agreement is as follows:

(i)

In a case where a non-executive Director is liable to the company after the execution of the liability limitation agreement for damages pursuant to Article 423, Paragraph 1 of the Companies Act, such liabilities shall be limited to the greater of either 30 million yen or an amount equal to the aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Companies Act, only where the non-executive Director acted in good faith without any gross negligence in performing his/her duties as a Director of the company.

(ii)

In a case where a non-executive Director is reelected as a non-executive Director of the company and reassumes his/her office as such on the expiration of the term of his/her office as a non-executive Director of the company, the liability limitation agreement shall continue to be effective after the reelection and re-assumption without any action or formality.

(6) Policy and Procedure for Selection and Dismissal of Senior Executives

Sony Corporation has appointed Corporate Executive Officers including the CEO and other officers that assume important roles for the management of Sony as Senior Executives.

The Board, a majority of which is comprised of independent outside Directors, has the authority to appoint and dismiss Senior Executives, including the CEO, and assign the roles and responsibilities of Senior Executives. In making decisions on the appointment of Senior Executives, including the CEO, the Board considers whether candidates for CEO meet certain qualifications for the CEO position which are set by the Nominating Committee and whether candidates for other Senior Executives have the necessary skills, capabilities, experiences and achievements that correspond to such Senior Executive’s expected roles and responsibilities.

The tenure of Senior Executives, including the CEO, is one year. The Board determines their re-appointment upon the expiration of each term considering the factors described above as well as their latest performance. The Board dismisses a Senior Executive, as necessary, in the event that the Board recognizes such Senior Executive is disqualified after discussions amongst the members of the Board or the Nominating Committee, even in the middle of the term for such Senior Executive.

Nominating Committee

(1) Members: 5 Directors including 4 outside Directors (as of June 18, 2019)

Name	Position

Shuzo Sumi	Chairman of the Nominating Committee (Outside Director)

Koichi Miyata	Nominating Committee Member (Outside Director)

John V. Roos	Nominating Committee Member (Outside Director)

Yoshihiko Hatanaka	Nominating Committee Member (Outside Director)

Kenichiro Yoshida	Nominating Committee Member (Director)

(2) Purpose/Authority

The primary roles of the Nominating Committee are to: (a) determine the content of proposals to be submitted for approval at the General Meeting of Shareholders regarding the appointment and dismissal of Directors and (b) evaluate management succession plans, which the CEO develops, for the CEO and other executives designated by the Nominating Committee.

The Nominating Committee determines the content of proposals regarding the appointment and dismissal of Directors, considering the policy on composition of the Board, the qualifications for Directors and the limitation of re-election of Directors described above.

(3) Policy of Composition of the Nominating Committee

Under the Companies Act, the Nominating Committee must consist of at least three Directors, the majority of whom must be outside Directors. In addition, under the Board Charter, at least one Director of the Nominating Committee shall be a Corporate Executive Officer and the chair is to be selected from among the outside Directors. In determining whether to appoint or remove a member of the Nominating Committee, continuity of the Nominating Committee shall be duly taken into account. As of June 18, 2019, the Nominating Committee is comprised of five Directors, four of whom are outside Directors.

To enhance collaboration between the Nominating Committee and the Compensation Committee, some of the outside Directors become members of both Committees, and as such the evaluation results made by the Compensation Committee of executives who are subject to succession plans are shared with the Nominating Committee. This collaboration allows the Nominating Committee to effectively judge the appropriateness of appointment and removal of the subject executives and allows the Compensation Committee to effectively determine the amount and contents of his/her individual compensation.

(4) Management Succession Plans

The Nominating Committee evaluates the succession plans for the CEO and other executives designated by the Nominating Committee and the implementation of such plans, and reports its evaluation results to the Board, as appropriate.

For such evaluations, the CEO periodically reports the draft succession plans to the Nominating Committee and the Nominating Committee reviews such plans. As a part of such review, the Nominating Committee considers the development or promotion of the next generation’s management and evaluates whether such plan is prepared in a reasonable manner in light of Sony’s purpose to create sustainable social value and to enhance the corporate value over the mid- to long-term.

Audit Committee

(1) Members: 4 outside Directors (as of June 18, 2019)

Name	Position

Kazuo Matsunaga	Chairman of the Audit Committee (Outside Director)

Kunihito Minakawa	Audit Committee Member (Outside Director)

Toshiko Oka	Audit Committee Member (Outside Director)

Sakie Akiyama	Audit Committee Member (Outside Director)

(2) Purpose/Authority

The primary roles of the Audit Committee are to: (a) monitor the performance of duties by Directors and Corporate Executive Officers and (b) oversee and evaluate the independent auditor.

(3) Policy of Composition of the Audit Committee

Under the Companies Act, the Audit Committee must consist of at least three Directors, the majority of whom must be outside Directors. In addition, under the Board Charter, each member of the Audit Committee (“Audit Committee Member”) must satisfy all of the following qualifications: (a) he/she shall not be a Director engaged in the business operations of Sony or any of its subsidiaries, a Corporate Executive Officer, an accounting counselor, a general manager or other employee of Sony and (b) he/she shall meet the independence requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Corporation. The chair is to be selected from among the outside Directors. The Audit Committee Members shall be selected from among the persons who possess appropriate experience and talent as well as the necessary finance, accounting and legal knowledge to serve on the Audit Committee. No Audit Committee Member shall become, as a general rule, a member of the Nominating Committee or the Compensation Committee. In determining whether to appoint or remove the Audit Committee Member, continuity of the Audit Committee shall be duly taken into account.

Moreover, at least one Audit Committee Member shall meet the audit committee financial expert requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Corporation. The Board makes a determination on whether or not such Audit Committee Members meet these requirements. As of June 18, 2019, the Audit Committee is comprised of four outside Directors, two of whom (Kunihito Minakawa and Toshiko Oka) are “audit committee financial experts” within the meaning of Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended.

(4) Policy on Selection of Independent Auditor Candidates and Independence of Independent Auditor

With respect to the candidates for independent auditor nominated by the CEO and other Corporate Executive Officers, the Audit Committee evaluates the nomination, prior to making a decision on the candidates. The Audit Committee continues to evaluate the independence, the qualification and the reasonableness as well as the performance of the independent auditor so appointed.

Compensation Committee

(1) Members: 3 outside Directors (as of June 18, 2019)

Name	Position

Eriko Sakurai	Chairman of the Compensation Committee (Outside Director)

Koichi Miyata	Compensation Committee Member (Outside Director)

Wendy Becker	Compensation Committee Member (Outside Director)

(2) Purpose/Authority

The primary roles of the Compensation Committee are to: (a) set policy on the content of individual compensation for Directors, Senior Executives and other officers and (b) determine the amount and content of individual compensation of Directors and Senior Executives in accordance with the policy.

For the basic policy regarding Director and Corporate Executive Officer compensation, refer to “Item 6B. Compensation”.

(3) Policy of Composition of the Compensation Committee

Under the Companies Act, the Compensation Committee must consist of at least three Directors, the majority of whom must be outside Directors, and a Director who is a CEO, a Chief Operating Officer or a Chief Financial Officer of Sony Corporation or who holds any equivalent position shall not be a member of the Compensation Committee. In determining whether to appoint or remove a member of the Compensation Committee, continuity of the Compensation Committee shall be duly taken into account. As of June 18, 2019, the Compensation Committee is comprised of three outside Directors.

Senior Executives

(1) Total number of Senior Executives: 15 (including 5 Corporate Executive Officers) (as of June 18, 2019)

(2) Purpose/Authority

The primary roles of Senior Executives are to determine and execute Sony’s business activities in accordance with their roles and responsibilities assigned by the Board.

(3) Delegation of Authority from the Board

The Board determines the fundamental management policies and other material matters related to the operation of Sony’s business. The Board assigns the duties of Senior Executives, including the CEO, by determining the areas over which each Senior Executive is in charge and widely delegates its decision-making authority to the CEO, with a view to promoting timely and efficient decision-making within Sony. The CEO further subdelegates a part of such authority to other Senior Executives.

Other Officers (such as Senior Vice President)

(1) Total number of other officers: 26 (as of June 18, 2019)

(2) Purpose/Authority

The primary roles of other officers are to carry out their assignments within designated areas, such as business units, headquarters functions and/or research and development, in accordance with the fundamental policies determined by the Board and Senior Executives.

Meeting Record and Attendance Record of Outside Directors

During the fiscal year ended March 31, 2019, the Board convened nine times. The Nominating Committee met five times, the Audit Committee met six times and the Compensation Committee met five times. All eleven outside Directors, including Takaaki Nimura who retired in June 2018, participated in all meetings of the Board held during their tenure period in the fiscal year ended March 31, 2019. Also, all outside Directors who are members of the Committees participated in all of the meetings of each Committee held during the fiscal year ended March 31, 2019.

Note: Mr. Nicholas Donatiello, Jr. passed away on June 27, 2018, and, accordingly, has not participated in the Board meetings and the Compensation Committee meetings held on and after such date.

Support for Activities of Directors, the Board and the Committees

Sony Corporation engages in various activities to enhance the oversight function of the Board over management’s operation of Sony’s business as follows:

(1) Outside Director Initiatives

The Chairman of the Board is elected from among those Directors that are not also the Representative Corporate Executive Officer, and the Chairman leads the Board’s activities and secures the appropriate cooperation, communication and arrangement among outside Directors and Senior Executives. The Board conducted outside Directors’ meetings, Directors’ corporate strategic workshops with management, site visits by outside Directors and meetings of the Chairman and the CEO. These activities were aimed at securing better understanding by outside Directors of Sony’s business and management’s initiatives and encouraging corporate strategic discussions among Directors.

(2) Secretariat Offices for the Board and each Committee

The company has established the secretariat offices of the Board and each Committee to support the activities of the members and encourage constructive and proactive discussion at the meetings of the Board and each Committee. Each secretariat office endeavors to distribute necessary materials for the meetings in advance and to provide other information such as accounting information, organizational charts, press releases, external analyst reports and credit rating reports, as appropriate. Each secretariat office explains the meeting agenda to the members and provides them with presentation materials in advance of each meeting date and facilitates deliberation in separate meetings or brief sessions depending on the nature of matters to be discussed. Each secretariat office also provides the absent members with a follow up briefing, as appropriate. In addition, each secretariat office shares the annual schedule of the meetings and anticipated agenda items in advance with the members, in order to appropriately set the frequency of meetings and the number of agenda items to be deliberated at each meeting.

(3) Provision of Necessary Information

When the company is requested to provide additional information, each secretariat office endeavors to provide the members such information promptly. Also, each secretariat office verifies appropriately whether requested information is provided smoothly. In the event that the members consult with external specialists, participate in various seminars and so on to perform their duties, the costs and expenses in connection with such activities are borne by the company in accordance with applicable internal rules.

(4) Audit Committee Aide

With the approval of the Board and with the Audit Committee’s consent, the company has established the Audit Committee Aide to support the activities of the Audit Committee. The Audit Committee Aide does not concurrently hold positions related to the business operations of Sony and, upon instruction by each Audit Committee member, conducts investigations into and analyses of auditing matters and engages in physical inspections or visiting audits either by him/herself or by cooperating with relevant departments in order to support the Audit Committee.

(5) Policy on Director Training

Newly appointed Directors receive briefings by Senior Executives and outside experts regarding their expected roles and responsibilities, including legal duties, as a Director or a member of the Committees. In addition, newly appointed outside Directors receive briefings about the business, financial status, organization and governance structure of Sony. Also, throughout their tenure, each Director receives compliance-related training in accordance with internal protocols and briefings on matters relevant to each Director’s fulfillment of his/her roles and responsibilities including the current status of Sony’s business.

Evaluation of the Board and the Committees’ Effectiveness

(1) Policy for Evaluation

Sony Corporation believes that it is important to endeavor to improve the effectiveness of the Board and each Committee in order to support Sony’s business operations and enhance the corporate value of Sony. To achieve this goal, Sony Corporation conducts evaluations of the effectiveness of the Board and of each Committee (the “Evaluation”) at least annually.

(2) Recent Evaluation

From February through April 2019, the Board conducted the Evaluation mainly in respect of the Board and Committee activities in the fiscal year ended March 31, 2019 (“FY2018”) after confirming that actions proposed in response to the results of the previous Evaluation were appropriately taken. The recent Evaluation was conducted, as the company did with the previous Evaluation, with the support of a third-party evaluation by an outside counsel having expertise in Japanese and global corporate governance practices (the “Outside Counsel”) in order to ensure transparency and objectivity and to obtain professional advice.

(3) Procedures for Recent Evaluation

First, the Board discussed and confirmed that the actions proposed to be taken in response to the results of previous Evaluation were taken, and discussed and confirmed the proposed procedures for the Evaluation for FY2018. Thereafter, the third-party evaluation was conducted by the Outside Counsel in accordance with the following steps:

•	Reviewed relevant material, such as the minutes of Board meetings, and attended a Board meeting;

•	Confirmed with the Board secretariat office and each Committee’s secretariat office how meetings of the Board and Committees were conducted;

•

Gathered responses to a questionnaire from each Director about the current status and practices of the Board and each Committee, such as the composition of the Board, operation of the Board, commitments of each Director, activities of each Committee and procedures of the previous Evaluation;

•

Interviewed the Chairman of the Board, newly-appointed Directors, a Director who is concurrently in the position of the CEO, and certain additional Directors about the Board and Committee status and practices; and

•	Researched other global companies’ practices in Japan, the United States and Europe, and compared them with the company’s practices.

The Board then received, reviewed and discussed the Outside Counsel’s report on the results of its evaluation. The Board confirmed the effectiveness of the Board and the Committees.

(4) Summary of the Results of Recent Evaluation

The Outside Counsel reported that the Board is established and operated in a manner sufficient to be highly appreciated, based on various points, including the self-evaluation results of the Directors and comparison with benchmarked companies in Japan, the United States and Europe. Following discussion and analysis based on the Outside Counsel’s report, the Board re-affirmed that the Board and each Committee were functioning effectively as of April 2019.

The Outside Counsel also provided examples of potential options, based on other companies’ practices, to help further improve effectiveness of the Board and Committees. The examples include studying the feasibility of having special committees, further enhancing the executive session’s effectiveness, further enhancing disclosure about the compensation system, and further securing diversity of the outside Directors and enhancing disclosure about the same.

(5) Actions in response to the Results of the Evaluation

In order to increase corporate value of Sony, Sony Corporation will take appropriate actions to further enhance functions of the Board and the Committees in response to the results of the Evaluation, as well as various comments and opinions given by Directors and the Outside Counsel during the Evaluation process.

For reference, after the previous Evaluation conducted from February through April 2018, Sony Corporation took the following actions, among others, to help improve the effectiveness of the Board:

•	Enhanced diversity in the boardroom (by newly appointing one non-Japanese and two female Directors as outside Directors);

•	Made periodic reports to the Board on ESG (Environment, Social and Governance) related matters;

•	Focused on information security continuously through the Director in charge of Information Security;

•	Held additional executive sessions; and

•	Expanded disclosure on Sony’s appointment/dismissal policy on Senior Executives, including the CEO, and Sony’s policy on succession planning.

Internal Control and Governance Framework

At a Board meeting held on April 26, 2006, the Board reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At a Board meeting held on May 13, 2009 and April 30, 2015, the Board amended and updated the internal control and governance framework, and at a Board meeting held on April 26, 2019, the Board reaffirmed such framework in effect and determined to continue to evaluate and improve such framework going forward, as appropriate. These determinations were required by and met the requirements of the Companies Act.

A summary of principal framework in the internal control and governance framework based on the Board determination above is as follows:

(1) Disclosure Control Framework

The securities of Sony Corporation are listed for trading on exchanges in Japan and the U.S. As a result, Sony is obligated to make various disclosures to the public in accordance with applicable securities laws and regulations in those countries. Sony is committed to full compliance with all requirements applicable to its public disclosures. Sony Corporation’s policy on investor relations (“IR”) activities is to aim to disclose accurate information in a timely and fair manner, as well as to endeavor to promote constructive dialogue with shareholders and investors, with a view to maximizing the corporate value by building a relationship of trust with shareholders and investors. Sony Corporation has in place disclosure controls and procedures in support of this policy. All personnel responsible for the preparation of submissions to and filings with the Tokyo Stock Exchange, the U.S. Securities and Exchange Commission and other regulatory entities, or for other public communications made on behalf of Sony, or who provide information as part of that process, have a responsibility to ensure that such disclosures and information are full, fair, accurate, timely and understandable, and in compliance with the established disclosure controls and procedures.

Sony Corporation has established “Disclosure Controls and Procedures,” outlining the process through which potentially material information is reported from important business units, subsidiaries, affiliated companies and corporate divisions and is reviewed and considered for disclosure in light of its materiality to Sony. The “Disclosure Committee,” comprised of officers and senior management of Sony Corporation who are responsible for headquarters functions, assists the CEO and the CFO in establishing and implementing the Disclosure Controls and Procedures and in providing reasonable assurance to the financial reporting.

(2) Risk Management Framework

Each business unit, subsidiary/affiliated company and corporate division of Sony periodically reviews and assesses risks for the area of which it is in charge and works on finding, reporting, reviewing and responding to the risks. In addition, Senior Executives, including the Corporate Executive Officers, of Sony Corporation have established and maintain a system to identify and control risks that may cause losses to Sony regarding the areas of which they are in charge. The Corporate Executive Officer in charge of group risk control comprehensively promotes and manages the establishment and maintenance of the systems as stated above through the activities with related departments.

D.	Employees

As of March 31, 2019, Sony had approximately 114,400 employees, a decrease of approximately 2,900 employees from March 31, 2018. During the fiscal year ended March 31, 2019, although there was an increase of employees in the Semiconductors and Financial Services segments, there was a significant decrease of employees in the Electronics and All Other segments mainly due to the restructuring of the Mobile business and Disc business. Approximately 13% of the total number of employees were members of labor unions.

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

The following table shows the number of employees of Sony by segment and region as of March 31, 2017, 2018 and 2019.

Number of Employees by Segment and Region

	March 31
	2017	2018	2019
By segment:
Electronics*	91,100	77,400	75,600
Music	8,200	8,200	8,500
Pictures	9,000	9,800	9,300
Financial Services	10,100	11,400	11,800
All Other	4,600	5,300	4,000
Unallocated — Corporate employees	5,400	5,200	5,200
By region:
Japan	51,400	51,500	52,200
Outside of Japan	77,000	65,800	62,200

Total	128,400	117,300	114,400

* The term “Electronics” refers to the sum of the G&NS, HE&S, IP&S, MC and Semiconductors segments.

In addition, the average number of employees for the fiscal years ended March 31, 2017, 2018 and 2019 calculated by averaging the total number of employees at the end of each quarter, was approximately 128,000, 118,900 and 116,000 respectively.

Sony generally considers its labor relations to be good.

In Japan, Sony Corporation and several subsidiaries have labor unions.

In Electronics, Sony owns many manufacturing sites, particularly in Asia, where a few sites have labor unions that have union contracts. In China, most employees are members of labor unions. In the Americas, some manufacturing sites have labor unions. Sony has generally maintained good relationships with these labor unions. In Europe, Sony also maintains good labor relations with the European Works Council and the local Unions and Works Councils.

In the Music segment, Sony has several labor unions and generally considers its labor relations to be good.

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2019, negotiations were successfully concluded with the International Alliance of Theatrical and Stage Employees (“IATSE”) for the Basic Agreement, its Local Agreements in Los Angeles, and its Area Standards Agreement. Each of the new IATSE agreements are for a three-year term. New three-year deals were also reached with the Communication Workers of America covering parking production assistants in New York, the Screen Actors Guild for its Animation Agreement, the Teamsters for agreements covering drivers in Los Angeles and Miami, and for agreements covering Location Managers and Casting Directors in New York and Los Angeles. In addition, agreements, each with a three-year term, were reached with the International Brotherhood of Electrical Workers, Local 40, the Southern California District Council of Laborers and its affiliate, Studio Utility Employees, Local 724, the Operative Plasterers and Cement Masons International Association of the United States and Canada, Local 755, the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, Local 78, the IATSE Mechanics Local and Art Directors Local in New York, the Alliance of Canadian Cinema, Television and Radio Artists (“ACTRA”), the Canadian Film and Television Production Association (“CFTPA”) and the L’Association Des Producteurs De Films Et De Television Du Quebec (“APFTQ”).

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership

The total number of shares of Common Stock beneficially owned by Directors and Corporate Executive Officers (13 people) listed in “Directors and Senior Management” above was approximately 0.017 percent of the total shares outstanding as of May 28, 2019.

During the fiscal year ended March 31, 2019, Sony granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock, to Corporate Executive Officers and employees of Sony Corporation as well as directors, officers and employees of its subsidiaries. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony to Directors and Corporate Executive Officers as of May 28, 2019 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2019	230	6,440 yen
2018	200	45.73 U.S. dollars
2018	208	5,231 yen
2017	300	31.06 U.S. dollars
2017	298	3,364 yen
2016	200	27.51 U.S. dollars
2016	58	3,404 yen
2015	100	20.67 U.S. dollars
2015	130	2,410.5 yen
2014	14	2,007 yen
2013	3	932 yen
2012	8	1,523 yen
2011	5	2,945 yen
2010	2	2,595 yen

Regarding the above compensation plans, refer to Note 17 of the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2019, there were 1,271,230,341 shares of Common Stock outstanding, including 20,483,474 shares of treasury stock. Out of the total outstanding shares, 117,903,577 shares were in the form of ADRs and 249,282,465 shares were held of record in the form of Common Stock by residents in the U.S. As of March 31, 2019, the number of registered ADR holders was 5,152 and the number of registered holders of Common Stock in the U.S. was 370.

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

Date of Report*	Reported entities	Reported number of direct or indirect owned and deemed owned shares**	Reported percentage of direct or indirect owned and deemed owned shares**
March 22, 2017	BlackRock Japan Co., Ltd.	79,184,569	6.27
February 21, 2019	Sumitomo Mitsui Trust Asset Management Co., Ltd.	69,823,387	5.49

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

In addition, in the fiscal year ended March 31, 2019, sales to affiliates accounted for under the equity method totaled 41.4 billion yen and purchases from those equity affiliates totaled 5.6 billion yen. Although there were 133 equity affiliates accounted for under the equity method at March 31, 2019, there were no individually significant investments.

As of March 31, 2019, Sony had accounts receivable, trade of 12.4 billion yen due from its equity affiliates and had accounts payable, trade of 1.1 billion yen due to its equity affiliates. Due to the size of these transactions, Sony does not consider the amount involved to be material to its business. Refer to Note 5 of the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

C.	Interests of Experts and Counsel

Not Applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes of the consolidated financial statements.

Legal Proceedings

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that these investigations have ended. However, proceedings initiated by the

European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Most of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Since 2011, in relation to the secondary batteries business that was operated by Sony and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Most of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain lawsuits are still pending. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

Dividend Policy

Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is Sony’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value, such as those that ensure future growth and strengthen competitiveness. Going forward, Sony will determine the amount of dividends based on an overall consideration of Sony’s consolidated operating results, financial condition and future business expectations.

A fiscal year-end dividend of 20 yen per share of Common Stock of Sony Corporation was approved at the Board of Directors meeting held on April 26, 2019 and the payment of such dividend started on May 29, 2019. Sony Corporation has already paid an interim dividend for Common Stock of 15 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2019 is 35 yen.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Trading Markets

The principal trading markets for Sony Corporation’s ordinary shares are the TSE in the form of Common Stock and the NYSE in the form of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”). Each ADS represents one share of Common Stock.

Sony Corporation’s Common Stock, with no par value per share, has been listed on the TSE since 1958 under the stock code “6758.”

Sony Corporation’s ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970 under the ticker symbol “SNE.” Sony Corporation’s ADRs are issued and exchanged by Citibank, N.A., as the Depositary.

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

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the shares of Common Stock generally goes ex-dividend on the second business day prior to the record date (or if the record date is not a business day, the third business day prior thereto); provided, however, that, in connection with the scheduled shortening of the settlement period of shares listed on any stock exchange in Japan, the ex-dividend date for any dividend, the record date of which is on or after July 18, 2019 (subject to change upon further confirmation), is expected to be changed to the first business day prior to the record date (or if the record date is not a business day, the second business day prior thereto).

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

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the second business day prior to a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings. For information regarding the shortening of settlement period and its impact on the ex-dividend date, refer to “(Distribution of Surplus) — Distribution of Surplus — General.”

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

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”) who are holders of shares of Common Stock of Sony Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 18, 2019. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.

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

As of the date of this document, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium (until 2019), Canada, Denmark, Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, and 10 percent under the income tax treaties with, among other countries, Australia, Austria, Belgium (from 2020), France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States). Under the Treaty, the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not own directly or indirectly at least 10 percent of the voting stock of the Japanese corporation is generally reduced to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock of Sony Corporation will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the ADSs or Common Stock will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2018 taxable year. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the 2019 taxable year. Holders of ADSs and Common Stock of Sony Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2019 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95 percent confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and the U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.

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

Consolidated

	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(Yen in billions)
Net VaR	1.3	1.3	0.9	1.0
VaR of currency exchange rate risk	1.3	1.2	0.8	1.0
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Financial Services

	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(Yen in billions)
Net VaR	1.3	1.1	0.7	0.8
VaR of currency exchange rate risk	1.2	1.0	0.6	0.8
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Sony without the Financial Services segment

	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(Yen in billions)
Net VaR	0.9	0.8	0.4	0.6
VaR of currency exchange rate risk	0.9	0.8	0.4	0.6
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not Applicable

B.	Warrants and Rights

Not Applicable

C.	Other Securities

Not Applicable

D.	American Depositary Shares

Citibank N.A. (the “Depositary”) serves as the depositary for Sony Corporation’s ADSs pursuant to a deposit agreement between Sony Corporation, the Depositary, and the holders and beneficial owners of ADSs issued thereunder from time to time (the “Deposit Agreement”) (attached as Exhibit 2.1 to this report). ADS holders (“Holders”) may be required to pay various fees to the Depositary and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The following fees may at any time and from time to time be changed by agreement between Sony Corporation and the Depositary.

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

Direct and Indirect Payments by the Depositary to Sony

The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to certain ceilings. These reimbursable expenses currently include, but are not limited to, legal and accounting fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the fiscal year ended March 31, 2019, such reimbursements totaled approximately 2,464,241 U.S. dollars.

In addition, as part of its service to Sony, the Depositary waives fees in connection with its ADR program, subject to a ceiling. These waived expenses currently include, but are not limited to, standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the fiscal year ended March 31, 2019, the amount of such indirect payments was estimated to total 5,000 U.S. dollars.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the CEO and CFO, of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of March 31, 2019. Disclosure controls and procedures require that information to be disclosed in the reports Sony files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2019, the disclosure controls and procedures were effective at the reasonable assurance level.

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

Sony’s management excluded DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing, and became a wholly-owned subsidiary of Sony on November 14, 2018, from its assessment of the effectiveness of Sony’s internal control over financial reporting as of March 31, 2019, except for the recording of the fair value of the intangibles and residual goodwill. EMI represented less than 1% of (i) Sony’s total assets as of March 31, 2019 (after excluding the intangibles and goodwill) and (ii) Sony’s total sales and operating revenue for the fiscal year ended March 31, 2019. EMI Music Publishing acquisition is discussed in Note 25 to the consolidated financial statements.

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2019 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2019.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2019, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2019 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

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

Sony has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. The code of ethics applies to Sony’s Chief Executive Officer, Chief Financial Officer, chief accounting officer and persons performing similar functions, as well as to directors and all other officers and employees of Sony, as defined in the code of ethics. The code of ethics is available at:

https://www.sony.net/SonyInfo/csr_report/compliance/index2.html.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2018 and 2019.

	Fiscal year ended March 31
	2018	2019
	Yen in millions
Audit Fees (1)	3,562	3,716
Audit-Related Fees (2)	446	480
Tax Fees (3)	1	0
All Other Fees (4)	68	197

	4,077	4,393

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax Fees primarily consist of fees for tax advice.

(4)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.

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

Prior to the engagement of the independent auditor for the following fiscal year’s audit, management in charge of accounting or other relevant areas (“Accounting Management”) submits an application form to the Audit Committee for comprehensive pre-approval of all recurring services expected to be rendered during that year, other than services that are classified as “Tax” related services (“Tax Services”). In order to obtain comprehensive pre-approval, Accounting Management must designate in which of two categories (Audit and Non-Audit) the services will be classified as well as fees expected, both for each category in the aggregate and for each individual service, and detailed back-up information regarding each service to the extent possible to ensure that the Audit Committee knows precisely what particular service and the expected fees it is being asked to pre-approve and that the scope of any service or the expected fees approved is unambiguous. Any additional services not within the scope of comprehensive pre-approval and Tax Services require the Audit Committee’s separate pre-approval on an individual basis. The Audit Committee approves, if necessary, any changes in terms, conditions and fees resulting from changes in the scope of services to be provided or from other circumstances, with respect to both services that are subject to comprehensive and individual pre-approval. The Audit Committee or its designee establishes procedures to assure that the independent auditor is aware in a timely manner of the services that have been pre-approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony Corporation during the fiscal year ended March 31, 2019.

Period	(a) Total number of shares purchased		(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs*1,2	(d) Maximum number of shares that may yet be purchased under the plans or programs*1,2
April 1 — 30, 2018	1,343		5,260.16	N/A	N/A
May 1 — 31, 2018	1,882		5,268.92	N/A	N/A
June 1 — 30, 2018	4,435		5,402.09	N/A	N/A
July 1 — 31, 2018	3,861	*3	5,747.66	N/A	N/A
August 1 — 31, 2018	3,050		6,020.33	N/A	N/A
September 1 — 30, 2018	2,507		6,366.92	N/A	N/A
October 1 — 31, 2018	2,476		6,477.22	N/A	N/A
November 1 — 30, 2018	1,741		5,983.61	N/A	N/A
December 1 — 31, 2018	3,027		5,776.08	N/A	N/A
January 1 — 31, 2019	2,278		5,301.05	N/A	N/A
February 1 — 28, 2019	7,369,308		5,113.93	7,366,900	22,633,100
March 1 — 31, 2019	11,944,301		5,218.97	11,942,200	N/A

Total	19,340,209		5,179.71	19,309,100	N/A

Column (a) represents the combined total number of shares purchased during the fiscal year ended March 31, 2019, including both fractional shares purchased from fractional shareholders in accordance with the Companies Act, and shares purchased in accordance with publicly announced plans, as shown in column (c).

Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “B. Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2019, Sony Corporation purchased 31,109 shares of common stock for a total purchase price of 176,632,253 yen upon such requests from holders of shares constituting less than one full unit.

*1 Sony approved the repurchase of shares of its own common stock as follows at the meeting of its Board of Directors held on February 8, 2019.

•	Total number of shares for repurchase: 30 million shares (maximum) (2.36% of total number of shares issued and outstanding (excluding treasury stock))

•	Total purchase price for repurchase of shares: 100 billion yen (maximum)

•	Period of repurchase: From February 12, 2019 to March 22, 2019

*2 The repurchase of shares of common stock based on the above approval at the Board of Directors was completed. The details are as follows.

•	Total number of shares repurchased: 19,309,100 shares

•	Total purchase price for repurchased shares: 99,999,957,787 yen

•	Period of repurchase: February 12, 2019 to March 19, 2019

*3 This figure does not include shares of restricted stock that were acquired without cash consideration (16,800 shares).

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G.	Disclosure About Differences in Corporate Governance

The table below discloses the significant ways in which Sony’s corporate governance practices differ from those required for U.S. companies under the listing standards of the NYSE. As a foreign private issuer listed on the NYSE, Sony Corporation is exempt from most of the exchange’s corporate governance standards requirements. For further information on Sony’s corporate governance practices and history, please refer to “Board Practices” in “Item 6. Director, Senior Management and Employees.” In the table below, any reference to “Sony” shall mean Sony Corporation.

NYSE Standards	Sony’s Corporate Governance Practices
Board Independence. A majority of board directors must be independent.

Sony has adopted the “Company with Three Committees” system under the Companies Act. Sony’s Charter of the Board of Directors (attached as Exhibit 1.3 to this report) requires its board to consist of between 10 to 20 directors.

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

As of June 18, 2019, 10 of the 13 members of Sony’s Board of Directors qualified as “outside” directors. In addition, all 10 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

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

https://www.sony.net/SonyInfo/csr_report/governance/

Code of Ethics. A code of business conduct and ethics for directors, officers and employees must be adopted and disclosed, along with any waivers of the code for directors or executive officers.

Although this provision of the NYSE Corporate Governance Standards does not apply to Sony, Sony has adopted a code of conduct to be observed by all its directors, officers and other employees. The code of conduct is available at:

https://www.sony.net/SonyInfo/csr_report/compliance/index2.html

The code’s content covers principal items described in the NYSE Corporate Governance Standards.

Item 16H.	Mine Safety Disclosure

Not Applicable

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Articles of Incorporation of Sony Corporation (English Translation), incorporated by reference to Exhibit 1.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2015 (Commission file number 001-06439) filed on June 23, 2015

1.2	Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.3	Charter of the Board of Directors (English Translation), incorporated by reference to Exhibit 1.3 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2018 (Commission file number 001-06439) filed on June 19, 2018

2.1	Amended and Restated Deposit Agreement, dated as of October 15, 2014, by and among Sony Corporation, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares issued thereunder, incorporated by reference to Exhibit 99.A to Sony’s registration statement on Form F-6 (Commission file number 333-198953) filed on September 26, 2014

8.1	Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2019: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1	Consent of PricewaterhouseCoopers Aarata LLC

101.1	XBRL INSTANCE DOCUMENT

101.1	XBRL TAXONOMY EXTENSION SCHEMA

101.1	XBRL TAXONOMY EXTENSION CALCULATION LINKBASE

101.1	XBRL TAXONOMY EXTENSION DEFINITION LINKBASE

101.1	XBRL TAXONOMY EXTENSION LABEL LINKBASE

101.1	XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE

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

Date: June 18, 2019

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Sony Corporation and its subsidiaries (the “Company”) as of March 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders’ equity for each of the three years in the period ended March 31, 2019, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded DH Publishing, L.P. (“EMI”) from its assessment of internal control over financial reporting as of March 31, 2019, because it was acquired by the Company in a purchase business combination during the year ended March 31, 2019. We have also excluded EMI from our audit of internal control over financial reporting. EMI is a wholly-owned subsidiary whose total assets and total sales and operating revenue excluded from management’s assessment and our audit of internal control over financial reporting each represent less than 1% of the related consolidated financial statement amounts as of and for the year ended March 31, 2019.

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

May 22, 2019

We have served as the Company’s auditor since 2006.

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	1,586,329	1,470,073
Marketable securities	1,176,601	1,324,538
Notes and accounts receivable, trade and contract assets	1,061,442	1,091,242
Allowance for doubtful accounts	(48,663)	(25,440)
Inventories	692,937	653,278
Other receivables	190,706	223,620
Prepaid expenses and other current assets	516,744	509,301
Total current assets	5,176,096	5,246,612
Film costs	327,645	409,005
Investments and advances:
Affiliated companies	157,389	163,365
Securities investments and other	10,598,669	11,561,286
	10,756,058	11,724,651
Property, plant and equipment:
Land	84,358	83,992
Buildings	655,434	664,157
Machinery and equipment	1,798,722	1,585,382
Construction in progress	38,295	39,208
	2,576,809	2,372,739
Less — Accumulated depreciation	1,837,339	1,595,686
	739,470	777,053
Other assets:
Intangibles, net	527,168	917,966
Goodwill	530,492	768,552
Deferred insurance acquisition costs	586,670	595,265
Deferred income taxes	96,772	202,486
Other	325,167	339,996
	2,066,269	2,824,265
Total assets	19,065,538	20,981,586

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2018	2019
LIABILITIES
Current liabilities:
Short-term borrowings	496,093	618,618
Current portion of long-term debt	225,522	172,461
Notes and accounts payable, trade	468,550	492,124
Accounts payable, other and accrued expenses	1,514,433	1,693,048
Accrued income and other taxes	145,905	135,226
Deposits from customers in the banking business	2,159,246	2,302,314
Other	610,792	666,024
Total current liabilities	5,620,541	6,079,815
Long-term debt	623,451	568,372
Accrued pension and severance costs	394,504	384,232
Deferred income taxes	449,863	531,421
Future insurance policy benefits and other	5,221,772	5,642,671
Policyholders’ account in the life insurance business	2,820,702	3,048,202
Other	278,338	281,382
Total liabilities	15,409,171	16,536,095
Redeemable noncontrolling interest	9,210	8,801
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2018 — Shares authorized: 3,600,000,000; shares issued: 1,266,552,149	865,678
2019 — Shares authorized: 3,600,000,000; shares issued: 1,271,230,341		874,291
Additional paid-in capital	1,282,577	1,266,874
Retained earnings	1,440,387	2,320,586
Accumulated other comprehensive income —
Unrealized gains on securities, net	126,191	135,035
Unrealized losses on derivative instruments, net	(1,242)	(19)
Pension liability adjustment	(296,444)	(310,457)
Foreign currency translation adjustments	(445,251)	(435,229)
	(616,746)	(610,670)
Treasury stock, at cost
Common stock
2018 — 1,127,101 shares	(4,530)
2019 — 20,483,474 shares		(104,704)
	2,967,366	3,746,377
Noncontrolling interests	679,791	690,313
Total equity	3,647,157	4,436,690
Total liabilities and equity	19,065,538	20,981,586

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2017	2018	2019
Sales and operating revenue:
Net sales	6,443,328	7,231,613	7,306,235
Financial services revenue	1,080,284	1,221,235	1,274,708
Other operating revenue	79,638	91,134	84,744
	7,603,250	8,543,982	8,665,687
Costs and expenses:
Cost of sales	4,753,010	5,188,259	5,150,750
Selling, general and administrative	1,505,956	1,583,197	1,576,825
Financial services expenses	910,144	1,042,163	1,112,446
Other operating (income) expense, net	149,001	4,072	(71,568)
	7,318,111	7,817,691	7,768,453
Equity in net income (loss) of affiliated companies	3,563	8,569	(2,999)
Operating income	288,702	734,860	894,235
Other income:
Interest and dividends	11,459	19,784	21,618
Gain on sale of securities investments, net	225	1,517	—
Gain on equity securities, net	—	—	118,677
Other	2,734	2,427	4,440
	14,418	23,728	144,735
Other expenses:
Interest	14,544	13,566	12,467
Loss on devaluation of securities investments	7,629	4,955	—
Foreign exchange loss, net	22,181	30,634	11,279
Other	7,147	10,384	3,576
	51,501	59,539	27,322
Income before income taxes	251,619	699,049	1,011,648
Income taxes:
Current	100,260	127,685	166,748
Deferred	23,798	24,085	(121,650)
	124,058	151,770	45,098
Net income	127,561	547,279	966,550
Less — Net income attributable to noncontrolling interests	54,272	56,485	50,279
Net income attributable to Sony Corporation’s stockholders	73,289	490,794	916,271

	Yen
	2017	2018	2019
Per share data:
Common stock
Net income attributable to Sony Corporation’s stockholders
— Basic	58.07	388.32	723.41
— Diluted	56.89	379.75	707.74

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2017	2018	2019
Net income	127,561	547,279	966,550
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	(30,293)	1,070	33,285
Unrealized gains (losses) on derivative instruments	1,140	(1,184)	1,223
Pension liability adjustment	63,232	12,390	(13,960)
Foreign currency translation adjustments	(17,988)	(6,335)	8,444
Total comprehensive income	143,652	553,220	995,542
Less — Comprehensive income attributable to noncontrolling interests	35,814	60,403	57,669
Comprehensive income attributable to Sony Corporation’s stockholders	107,838	492,817	937,873

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2017	2018	2019
Cash flows from operating activities:
Net income	127,561	547,279	966,550
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	327,048	361,444	374,026
Amortization of film costs	297,505	359,274	348,493
Accrual for pension and severance costs, less payments	9,297	4,113	(33,631)
Other operating (income) expense, net	149,001	4,072	(71,568)
(Gain) loss on securities investments, net (other than financial services business)	7,404	3,438	(118,630)
Gain on marketable securities and securities investments held in the financial services business, net	(55,742)	(47,119)	(66,383)
Deferred income taxes	23,798	24,085	(121,650)
Equity in net (income) loss of affiliated companies, net of dividends	4,409	(2,956)	7,947
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade and contract assets	(37,529)	(80,004)	1,144
(Increase) decrease in inventories	11,199	(51,508)	30,455
Increase in film costs	(331,179)	(362,496)	(410,994)
Increase (decrease) in notes and accounts payable, trade	(1,386)	(87,939)	18,534
Increase (decrease) in accrued income and other taxes	26,701	29,181	(20,039)
Increase in future insurance policy benefits and other	433,803	495,419	544,179
Increase in deferred insurance acquisition costs	(93,234)	(86,779)	(88,807)
Increase in marketable securities held in the life insurance business	(81,456)	(89,797)	(64,034)
(Increase) decrease in other current assets	(21,402)	3,776	16,576
Increase in other current liabilities	79,114	151,805	56,723
Other	(67,382)	78,683	(110,153)
Net cash provided by operating activities	807,530	1,253,971	1,258,738
Cash flows from investing activities:
Payments for purchases of fixed assets	(333,509)	(262,989)	(312,644)
Proceeds from sales of fixed assets	13,098	60,599	17,585
Payments for investments and advances by financial services business	(1,233,290)	(963,210)	(1,078,250)
Payments for investments and advances (other than financial services business)	(17,208)	(13,801)	(53,525)
Proceeds from sales or return of investments and collections of advances by financial services business	289,901	317,159	309,498
Proceeds from sales or return of investments and collections of advances (other than financial services business)	16,078	6,596	2,442
Payment for EMI Music Publishing acquisition, net of cash acquired	—	—	(244,197)
Proceeds from sales of businesses	3,262	44,624	—
Proceeds related to sales of Spotify Technology S.A. Shares	—	—	82,467
Other	6,646	(12,046)	(30,821)
Net cash used in investing activities	(1,255,022)	(823,068)	(1,307,445)

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2017	2018	2019
Cash flows from financing activities:
Proceeds from issuance of long-term debt	254,695	125,092	94,351
Payments of long-term debt	(261,299)	(44,561)	(382,671)
Increase in short-term borrowings, net	317,827	35,145	123,979
Increase in deposits from customers in the financial services business, net	277,152	169,479	246,945
Dividends paid	(25,301)	(28,490)	(38,067)
Payments for purchase of treasury stock	(114)	(198)	(100,177)
Payment for purchase of Nile Acquisition LLC shares from noncontrolling interests	—	—	(32,041)
Payment for purchase of Sony/ATV shares from noncontrolling interests	(76,565)	—	—
Other	(34,093)	(10,011)	(35,203)
Net cash provided by (used in) financing activities	452,302	246,456	(122,884)
Effect of exchange rate changes on cash and cash equivalents, including restricted	(31,061)	(53,044)	52,465
Net increase (decrease) in cash and cash equivalents, including restricted	(26,251)	624,315	(119,126)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	994,875	968,624	1,592,939
Cash and cash equivalents, including restricted, at end of the fiscal year	968,624	1,592,939	1,473,813
Less — Restricted cash and cash equivalents, included in other current assets and other assets	8,482	6,610	3,740
Cash and cash equivalents at end of the fiscal year	960,142	1,586,329	1,470,073
Supplemental data:
Cash paid during the fiscal year for —
Income taxes	106,054	101,092	210,499
Interest	13,877	12,169	10,882
Non-cash investing and financing activities —
Obtaining assets by entering into capital leases	8,457	21,762	32,541

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	858,867	1,325,719	936,331	(653,318)	(4,259)	2,463,340	661,070	3,124,410
Exercise of stock acquisition rights	1,778	1,778				3,556		3,556
Stock-based compensation		1,601				1,601		1,601
Comprehensive income:
Net income			73,289			73,289	54,272	127,561
Other comprehensive income, net of tax —
Unrealized losses on securities				(14,101)		(14,101)	(16,192)	(30,293)
Unrealized gains on derivative instruments				1,140		1,140		1,140
Pension liability adjustment				63,003		63,003	229	63,232
Foreign currency translation adjustments				(15,493)		(15,493)	(2,495)	(17,988)

Total comprehensive income						107,838	35,814	143,652

Stock issue costs, net of tax		(30)				(30)		(30)
Dividends declared (20.00 yen per share)			(25,252)			(25,252)	(17,068)	(42,320)
Purchase of treasury stock					(114)	(114)		(114)
Reissuance of treasury stock		(10)			38	28		28
Transactions with noncontrolling interests shareholders and other		(53,721)				(53,721)	(41,640)	(95,361)

Balance at March 31, 2017	860,645	1,275,337	984,368	(618,769)	(4,335)	2,497,246	638,176	3,135,422

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2017	860,645	1,275,337	984,368	(618,769)	(4,335)	2,497,246	638,176	3,135,422
Issuance of new shares	488	488				976		976
Exercise of stock acquisition rights	4,533	4,532				9,065		9,065
Conversion of convertible bonds	12	12				24		24
Stock-based compensation		3,160				3,160		3,160
Comprehensive income:
Net income			490,794			490,794	56,485	547,279
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities				(444)		(444)	1,514	1,070
Unrealized losses on derivative instruments				(1,184)		(1,184)		(1,184)
Pension liability adjustment				12,292		12,292	98	12,390
Foreign currency translation adjustments				(8,641)		(8,641)	2,306	(6,335)

Total comprehensive income						492,817	60,403	553,220

Stock issue costs, net of tax		(879)				(879)		(879)
Dividends declared (27.50 yen per share)			(34,775)			(34,775)	(14,361)	(49,136)
Purchase of treasury stock					(199)	(199)		(199)
Reissuance of treasury stock		0			4	4		4
Transactions with noncontrolling interests shareholders and other		(73)				(73)	(4,427)	(4,500)

Balance at March 31, 2018	865,678	1,282,577	1,440,387	(616,746)	(4,530)	2,967,366	679,791	3,647,157

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2018	865,678	1,282,577	1,440,387	(616,746)	(4,530)	2,967,366	679,791	3,647,157
Cumulative effect of newly adopted ASUs			7,976	(15,526)		(7,550)	5,432	(2,118)
Issuance of new shares	431	431				862		862
Exercise of stock acquisition rights	8,174	8,174				16,348		16,348
Conversion of convertible bonds	8	8				16		16
Stock-based compensation		1,159				1,159		1,159
Comprehensive income:
Net income			916,271			916,271	50,279	966,550
Other comprehensive income, net of tax —
Unrealized gains on securities				24,370		24,370	8,915	33,285
Unrealized gains on derivative instruments				1,223		1,223		1,223
Pension liability adjustment				(14,013)		(14,013)	53	(13,960)
Foreign currency translation adjustments				10,022		10,022	(1,578)	8,444

Total comprehensive income						937,873	57,669	995,542

Stock issue costs, net of tax		(147)				(147)		(147)
Dividends declared (35.00 yen per share)			(44,048)			(44,048)	(28,961)	(73,009)
Purchase of treasury stock					(100,177)	(100,177)		(100,177)
Reissuance of treasury stock		1			3	4		4
Transactions with noncontrolling interests shareholders and other		(25,329)				(25,329)	(23,618)	(48,947)

Balance at March 31, 2019	874,291	1,266,874	2,320,586	(610,670)	(104,704)	3,746,377	690,313	4,436,690

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

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships and other entities in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies, generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony has no significant influence over the operation of the investee, the interest in the partnership is carried at fair value. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Sony’s equity in current earnings or losses of such entities is reported net of income taxes and is included in operating income (loss) after the elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its estimated fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership interest are recorded in earnings within the fiscal year in which the change in interest transactions occurs.

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

Monetary assets and liabilities denominated in foreign currencies are translated at appropriate fiscal year end exchange rates and the resulting translation gains or losses are recognized into income.

Cash, cash equivalents and restricted cash -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates. Sony includes restricted cash within cash and cash equivalents in the statement of cash flows.

Marketable debt and equity securities -

Debt securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Equity securities, and debt securities classified as trading securities, are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to fair value by a charge to income when an other-than-temporary impairment is recognized. Realized gains and losses are determined on the average cost method and are reflected in income.

Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual debt securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuer, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for debt securities designated as available-for-sale , Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate that the decline in the fair value is other-than-temporary.

When an other-than-temporary impairment of a held-to-maturity debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the debt security or more likely than not will be required to sell the debt security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairment of the debt security that does not meet these two criteria, the net amount recognized in income is a credit loss, which equals the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.

Equity securities that do not have readily determinable fair values -

Equity securities that do not have readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment in the same issuer. If the value of equity securities that do not have readily determinable fair values is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

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

Inventories -

Inventories in the Game & Network Services (“G&NS”), Music, Home Entertainment & Sound (“HE&S”), Imaging Products & Solutions (“IP&S”), Mobile Communications (“MC”) and Semiconductors segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of the net realizable value – i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal, cost being determined on the “average cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

In the fiscal year ended March 31, 2019, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the total amount of goodwill allocated to the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value, and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, internal-use software,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

music catalogs, artist contracts, and television carriage contracts (broadcasting agreements). Patent rights, know-how, license agreements, trademarks, software to be sold, leased or otherwise marketed, and internal-use software are generally amortized on a straight-line basis over three to 10 years. Customer relationships, music catalogs, artist contracts and television carriage contracts (broadcasting agreements) are amortized on a straight-line basis, generally, over 10 to 44 years.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Revenue recognition -

Sony recognizes revenue in an amount that reflects the consideration Sony expects in exchange for satisfying performance obligations to transfer the goods or services promised in contracts with customers. This is in accordance with the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) Sony satisfies a performance obligation.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony owns a variety of intellectual property throughout segments and recognizes revenue through the licensing of such intellectual property. Sony has both functional and symbolic intellectual property. The licensing of functional intellectual property grants a customer a right to use Sony’s intellectual property as it exists at a point in time, and Sony satisfies its performance obligation at the point in time when the customer obtains control and is entitled to benefit from the license. The licensing of symbolic intellectual property grants a customer a right to access Sony’s intellectual property over time, and Sony satisfies its performance obligation over the license period as Sony maintains the intellectual property.

Incremental costs of obtaining a contract and costs to fulfill a contract are recognized as assets when Sony expects to recover these costs. The incremental costs of obtaining a contract are those costs that would not have been incurred if the contract had not been obtained. Costs to fulfill a contract are those costs that are directly related to a contract or to an anticipated contract and that generate or enhance resources for Sony to satisfy its performance obligations. Sony applies a practical expedient and recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would have been recognized is one year or less.

Revenues from sales in the HE&S, IP&S, MC and Semiconductors segments are recognized when (or as) performance obligations in contracts with customers are satisfied by transferring control over a promised good or service to a customer. If the sales contract contains a customer acceptance provision, then revenues are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

Within the G&NS segment, revenues from hardware, peripherals and software discs are recognized when performance obligations are satisfied by transferring control to the retailer/distributor, net of anticipated returns, sales incentives and cooperative advertising obligations. Revenues from platform licensing to publishers are recognized when physical software discs are delivered. Revenues from digital game content, which is licensed functional intellectual property, are recognized when the digital content is made available for use by the licensee via an online platform, net of anticipated sales incentives and credit card chargebacks. Revenues from digital game content involving multiple performance obligations, such as obligations to make content available on future dates, are allocated to each performance obligation based on the relative standalone selling prices that are observable in the market or Sony’s best estimate. Revenues from subscription fees for digital subscription services are recognized over the subscription period.

Within the Music segment, Sony licenses intellectual property that transfer to a customer either a right to use Sony’s intellectual property as it exists at the point in time in which the license is granted, or a right to access Sony’s intellectual property as it exists throughout the license period. Revenues are recognized when the customer has the right to use or access the intellectual property and obtains control of the use or access of that license. Digital revenues include revenues from contracts with digital streaming services typically recognized as a single performance obligation, which is ongoing access to intellectual property in an evolving library of content over the contract term, predicated on: (1) the business practice and contractual ability to remove specific content without a requirement to replace the content and without impact to minimum royalty guarantees and (2) the contracts not containing a specific listing of content subject to the license. For these contracts, revenues are recognized on the basis of sales and usage royalties, except where there is an amount of a minimum royalty guarantee that is not expected to be recouped, or a fixed fee, which is recognized on a straight-line basis over the term of the contract. Revenues from the sale of physical product such as CDs, net of anticipated returns and sales incentives, are recognized when delivery has occurred and the product is available for sale to the public.

Within the Pictures segment, revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television programming for pay and free television exhibition and other markets are recognized when the product is available for use by the licensee. Revenues for motion picture and television program licensing arrangements involving multiple performance obligations, for example a fee for multiple titles, territories or availability dates, are allocated based on the relative standalone selling price of each performance obligation using Sony’s best estimate based on available information such as market conditions and internal pricing guidelines. Each individual motion picture or television programming product delivered generally represents a separate performance obligation. Licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is recognized when the licensee can use and benefit from the content under the renewal or extension. Licensing revenue associated with minimum guarantees for symbolic intellectual property is recognized ratably over the license term. For home entertainment distribution, revenues from the sale of physical

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

product such as DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized when delivery has occurred and the product is available for sale to the public. Revenues from electronic sell-through and video-on-demand are recognized when the product is made available for viewing via digital distribution platforms. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired, and the performance obligation in these arrangements is the delivery of advertising spots and may include a guaranteed amount of impressions. When a guarantee for a number of impressions is not achieved, revenues are not recognized until additional advertising spots are delivered to provide the guaranteed impressions. Revenues from subscription fees received by television networks are recognized when the service is provided. The performance obligation under network subscription arrangements is a license of functional intellectual property that is satisfied as programming is provided over the term of the arrangement.

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

As of April 1, 2018, Sony adopted the new accounting standard related to the recognition of revenue in contracts with customers on a modified retrospective basis, and therefore comparative information has not been restated. The adoption of the new standard did not have a material impact on Sony’s results of operations and financial position. Refer to Note 2 (2) Recently adopted accounting pronouncements.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing motion pictures and television programming. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Shipping and handling activities that occur after control of the related good transfers are treated as separate performance obligations. Amounts paid by customers for shipping and handling costs are included in net sales.

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

The impact of the U.S. Tax Cuts and Jobs Act of 2017 (the “U.S. Tax Reform Act”) was recorded on a provisional basis as defined in Staff Accounting Bulletin No. 118 (“SAB 118”) in the fiscal year ended March 31, 2018. Additional guidance was issued by the U.S. Department of the Treasury on several provisions including the computation of the transition tax on historic foreign earnings. Further analysis was performed and conclusions reached as part of the tax return filing process. Sony completed its accounting analysis and no material difference to the provisional amount was recorded in the fiscal year ended March 31, 2019.

The U.S. Tax Reform Act subjects a U.S. entity to tax on Global Intangible Low Tax Income (“GILTI”) earned by its foreign subsidiaries. Sony has elected to account for GILTI as a current period expense when incurred.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

(2)	Recently adopted accounting pronouncements

Revenue from contracts with customers -

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 addressing revenue recognition which superseded the previous revenue recognition requirements, including most industry-specific guidance. This ASU requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

This ASU was effective for Sony as of April 1, 2018, and has been applied on a modified retrospective basis. Sony applied this ASU to all open contracts existing as of April 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change.

Although the adoption of this ASU did not have a material impact on Sony’s results of operations and financial position, there are several areas where Sony’s revenue recognition changed as compared with historical U.S. GAAP. The more significant of these areas are as follows:

In the Pictures segment, (1) licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is recognized at a later point in time, which is when the licensee can use and benefit from the content, instead of when the agreement is renewed or extended, and (2) licensing revenue associated with minimum guarantees for symbolic intellectual property (e.g., brands, trademarks and logos) is recognized over the license term instead of at the inception of the license term.

In the MC segment, the incremental costs of obtaining contracts for the internet-related service business are recognized as assets and amortized to expense over the contract period.

In addition, the ASU changed the presentation of certain items in the consolidated financial statements, such as sales returns, with no impact to the timing of the recognition of revenue or expense.

The following chart illustrates the amounts by which each summarized income statement line item was affected by the adoption of this ASU:

	Yen in millions Fiscal year ended March 31, 2019
	As Reported	Adjustments of ASU 2014-09	Without Adoption of ASU 2014-09
Sales and operating revenue	8,665,687	(11,570)	8,677,257
Costs of sales	5,150,750	(19,018)	5,169,768
Selling, general and administrative	1,576,825	1,366	1,575,459
Others	1,043,877	—	1,043,877

Operating income	894,235	6,082	888,153

Recognition and measurement of financial assets and financial liabilities -

In January 2016, the FASB issued ASU 2016-01 amending various aspects of the recognition, measurement, presentation, and disclosure requirements for financial instruments. The changes mainly relate to the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings. However, this ASU permits entities to elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This ASU was effective for Sony as of April 1, 2018. As a result of the adoption of this ASU, Sony reclassified 15,526 million yen in unrealized gains and losses, net of tax, on equity securities previously classified as available-for-sale, from accumulated other comprehensive income to retained earnings. In addition, changes in value due to the revaluation of equity securities held in the Financial

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Services segment at the end of the period are recorded in financial services revenue, and changes in value due to the revaluation of equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income.

Intra-entity transfers of assets other than inventory -

In October 2016, the FASB issued ASU 2016-16, which amends the accounting for income taxes. This update requires recognition of the income tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs. Under historical U.S. GAAP, the income tax consequences for asset transfers other than inventory could not be recognized until the asset was sold to a third party. This ASU is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. This ASU was effective for Sony as of April 1, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Changes to the opening balances resulting from the adoption of the above ASUs were as follows:

	Yen in millions
	March 31, 2018	Impact of Adoption			April 1, 2018
		ASU 2014-09	ASU 2016-01	ASU 2016-16
ASSETS
Current assets:
Notes and accounts receivable, trade	1,061,442	(2,993)	—	—	1,058,449
Allowance for doubtful accounts and sales returns*	(48,663)	25,114	—	—	(23,549)
Inventories	692,937	(12,404)	—	—	680,533
Other receivables	190,706	9,628	—	—	200,334
Prepaid expenses and other current assets	516,744	(5,520)	—	—	511,224

Film costs	327,645	7,647	—	—	335,292

Other assets:
Deferred income taxes	96,772	(326)	—	—	96,446
Other	325,167	1,068	—	—	326,235

Total assets	19,065,538	22,214	—	—	19,087,752

LIABILITIES
Current liabilities:
Accounts payable, other and accrued expenses	1,514,433	(3,290)	—	—	1,511,143
Other*	610,792	31,777	—	—	642,569

Deferred income taxes	449,863	—	—	(14,680)	435,183
Other	278,338	10,525	—	—	288,863

Total liabilities	15,409,171	39,012	—	(14,680)	15,433,503

EQUITY
Retained earnings	1,440,387	(16,798)	15,526	9,248	1,448,363
Unrealized gains on securities, net	126,191	—	(15,526)	—	110,665
Noncontrolling interests	679,791	—	—	5,432	685,223

Total equity	3,647,157	(16,798)	—	14,680	3,645,039

Total liabilities and equity	19,065,538	22,214	—	—	19,087,752

*

Under ASU 2014-09, Sony presents sales returns as a liability instead of as a contra-asset allowance. Accordingly, Sony changed the presentation from “Allowance for doubtful accounts and sales returns” to “Allowance for doubtful accounts” on the consolidated balance sheet.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Classification of certain cash receipts and cash payments -

In August 2016, the FASB issued ASU 2016-15, which clarifies the classification of certain cash receipts and cash payments in the statement of cash flows. This ASU was effective for Sony as of April 1, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Restricted cash -

In November 2016, the FASB issued ASU 2016-18, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents in the statement of cash flows. This ASU also requires entities to disclose how the statement of cash flows that includes restricted cash and restricted cash equivalents with cash and cash equivalents reconciles to the balance sheet. This ASU was effective for Sony as of April 1, 2018 and has been applied on a retrospective basis. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Clarifying the definition of a business -

In January 2017, the FASB issued ASU 2017-01 which clarifies the definition of a business. The ASU requires an entity to first determine whether substantially all of the fair value of a set of assets acquired is concentrated in either a single identifiable asset or a group of similar identifiable assets. If this criterion is met, the acquired set of assets is not deemed to be a business. If the criterion is not met, the entity must then evaluate whether the set of assets meets the requirement to be deemed a business. To be considered a business, the acquired set of assets would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. This ASU was effective for Sony as of April 1, 2018. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Presentation of net periodic pension and postretirement benefit costs -

In March 2017, the FASB issued ASU 2017-07, which requires separate presentation of service costs and other components of net benefit costs. The service costs will only be presented with other employee compensation costs in operating income or capitalized, while the other components of net benefit costs will be presented outside of operating income, and will not be eligible for capitalization. This ASU was effective for Sony as of April 1, 2018. This ASU is required to be applied on a retrospective basis for the presentation of service costs and other components of net benefit costs, and on a prospective basis for the capitalization of only the service costs component of net benefit costs. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(3)	Recent accounting pronouncements not yet adopted

Leases -

In February 2016, the FASB issued ASU 2016-02, which amends current leasing guidance. The ASU requires substantially all leases to be recognized on the balance sheet. This ASU is effective for Sony as of April 1, 2019, and will be applied on a modified retrospective basis with no restatement of comparative periods. While Sony is continuing to assess all potential impacts of the standard, Sony currently believes the most significant impact relates to Sony’s accounting for right-of-use assets and lease liabilities for operating leases of real estate. Sony estimates the adoption of this ASU will result in the recognition of right-of-use assets and lease liabilities for operating leases of real estate in the range of approximately 300 billion yen to 350 billion yen each for real estate. Although not significant, other leases including machinery and equipment will be also capitalized.

Measurement of credit losses on financial instruments -

In June 2016, the FASB issued ASU 2016-13, which amends the accounting guidance for credit losses on financial instruments. The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. This ASU will be effective for Sony as of April 1, 2020. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Premium amortization on purchased callable debt securities -

In March 2017, the FASB issued ASU 2017-08, which requires certain premiums on callable debt securities to be amortized to the earliest call date. The amortization period for callable debt securities purchased at a discount will not be affected. This ASU is effective for Sony as of April 1, 2019. The adoption of this ASU is not expected to have a material impact on Sony’s results of operations and financial position.

Targeted improvements to accounting for hedging activities -

In August 2017, the FASB issued ASU 2017-12, which made targeted improvements to the accounting for hedging activities. The amendments in this update simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. This ASU also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. This ASU is effective for Sony as of April 1, 2019. The adoption of this ASU is not expected to have a material impact on Sony’s results of operations and financial position.

Improvements to Accounting for Costs of Films and License Agreements for Program Materials -

In March 2019, the FASB issued ASU 2019-02. The ASU updates the guidance for the capitalization of film costs associated with episodic television series, requires the use of fair value rather than net realizable value when determining potential impairments of broadcasting rights, and modifies the presentation and disclosure requirements for films and broadcasting rights. In addition, upon capitalization of film costs entities are required to determine qualitatively whether the predominant monetization strategy is on a title-by-title basis or together with other films and/or broadcast rights as part of a film group, such as in the case of a release of a film as part of a library of content on a streaming service. In the case of a film group, impairments are evaluated at the overall film group level rather than the individual title level. This ASU will be effective for Sony as of April 1, 2020. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.

Targeted Improvements to the Accounting for Long-Duration Contracts -

In August 2018, the FASB issued ASU 2018-12, which revises the accounting for certain long-duration insurance contracts. The ASU prescribes comprehensive changes to recognition and measurement of certain long-duration insurance contracts and assumptions and introduces certain financial statement presentation requirements, as well as significant additional qualitative and quantitative disclosures. This ASU will be effective for Sony as of April 1, 2021. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.

Disclosures for Fair Value Measurement -

In August 2018, the FASB issued ASU 2018-13, which amends disclosure requirements related to fair value measurement. This ASU will be effective for Sony as of April 1, 2020. Since this ASU will only impact disclosures, the adoption will have no impact on Sony’s results of operations and financial position.

Disclosures for Defined Benefit Plans -

In August 2018, the FASB issued ASU 2018-14, which amends disclosure requirements related to defined benefit pension and other postretirement plans. This ASU will be effective for Sony as of April 1, 2020 and will be applied on a retrospective basis. Since this ASU will only impact disclosures, the adoption will have no impact on Sony’s results of operations and financial position.

(4)	Reclassifications

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2017 and 2018 have been made to conform to the presentation for the fiscal year ended March 31, 2019.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2018	2019
Finished products	422,461	407,295
Work in process	153,257	154,178
Raw materials, purchased components and supplies	117,219	91,805

Inventories	692,937	653,278

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2018	2019
Motion picture productions:
Released	81,755	87,158
Completed and not released	1,728	3,189
In production and development	78,868	130,736
Television productions:
Released	127,790	144,316
In production and development	1,174	9,147
Broadcasting rights	72,125	70,401
Less: current portion of broadcasting rights included in inventories	(35,795)	(35,942)

Film costs	327,645	409,005

Sony estimates that approximately 93% of the unamortized film costs of released motion picture and television productions at March 31, 2019 will be amortized within the next three years. Approximately 168 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 166 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.	Investments in affiliated companies

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31
	2018	2019
Current assets	404,658	355,320
Noncurrent assets	868,455	608,626
Current liabilities	273,067	188,905
Noncurrent liabilities and noncontrolling interests	768,007	584,714
Percentage of ownership in equity investees	20%-50%	20%-50%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Net revenues	387,229	468,933	390,457
Operating income	37,800	56,729	53,920
Net income attributable to controlling interests	11,529	27,301	5,539
Percentage of ownership in equity investees	20%-50%	20%-50%	20%-50%

On November 14, 2018, Sony Corporation of America, Sony’s wholly-owned subsidiary, completed the acquisition of the entirety of the approximately 60% equity interest held by the investor consortium led by the Mubadala Investment Company in DH Publishing, L.P. (“EMI”) , which owned and managed EMI Music Publishing. As a result of this acquisition, EMI became a wholly-owned subsidiary of Sony as described in Note 25.

On January 30, 2017, Sony sold 17,302,700 shares of its 127,381,600 shares in its affiliated company M3, Inc. (“M3”) to a third party for cash consideration of 51,968 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony’s share ownership decreased from 39.35% to 34.0% of the issued and outstanding shares of M3 and Sony recorded a gain of 37,167 million yen in other operating (income) expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017. Sony continues to account for its remaining interest in M3 under the equity method. Sony remains a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in certain business areas, including medical.

The carrying value of Sony’s investment in M3 exceeded its proportionate share in the underlying net assets of M3 by 102,696 million yen at March 31, 2019. The excess is substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal. The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2018 and 2019.

Several affiliated companies are listed on the Tokyo Stock Exchange and Sony’s investments in these companies have an aggregate carrying value and fair value of 104,079 million yen and 423,108 million yen, respectively, as of March 31, 2019.

The number of affiliated companies accounted for under the equity method as of March 31, 2018 and 2019 were 107 and 133, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Account balances and transactions with affiliated companies accounted for under the equity method are presented below. There are no other material transactions or account balances with any other related parties.

	Yen in millions
	March 31
	2018	2019
Accounts receivable, trade	15,516	12,404
Accounts payable, trade	2,568	1,087
Short-term borrowings	22,849	29,744
Capital lease obligations	13,294	20,265

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Sales	31,238	45,415	41,437
Purchases	1,966	3,180	5,584
Lease payments	16,492	7,749	7,455

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, in the fiscal years ended March 31, 2017, 2018 and 2019. SFIL is accounted for under the equity method and is 34% owned by Sony.

MITSUI-SOKO Supply Chain Solutions, Inc. is accounted for under the equity method and is 34% owned by Sony as a result of the sale of the logistics business on April 1, 2015. As of the fiscal years ended March 31, 2018 and 2019, account balances with MITSUI-SOKO Supply Chain Solutions, Inc. and its subsidiaries were 3,662 million yen and 3,435 million yen, respectively, which are mainly included in accrued expenses. For the fiscal years ended March 31, 2018 and 2019, transactions were 9,123 million yen and 10,606 million yen, respectively, which are mainly included in general and administrative expenses.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2017, 2018 and 2019 were 7,970 million yen, 5,613 million yen and 4,948 million yen, respectively.

6.	Transfer of financial assets

Sony has established several accounts receivable sales programs mainly within the HE&S, IP&S and MC segments. Through these programs, Sony can sell receivables to a commercial bank or a special purpose entity associated with a sponsor bank. Total receivables sold during the fiscal years ended March 31, 2017, 2018 and 2019 were 73,185 million yen, 84,718 million yen and 81,947 million yen, respectively. These transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. Sony includes the sales proceeds from these receivables as cash flows within operating activities in the consolidated statement of cash flows because the receivables are the result of operating activities and are short term in nature. Gains and losses from these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing assets or liabilities are recorded as the costs of collection of the sold receivables and the income from servicing such receivables are insignificant.

Certain of the accounts receivable sales programs above also involve VIEs. Refer to Note 24.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

7.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows. Sony adopted ASU 2016-01 from April 1, 2018, and as a result, the available-for-sale classification is eliminated for equity securities as of March 31, 2019.

	Yen in millions
	March 31, 2018				March 31, 2019
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,227,139	182,830	(359)	1,409,610	1,422,620	220,989	(20)	1,643,589
Japanese local government bonds	67,574	107	(112)	67,569	67,461	70	(34)	67,497
Japanese corporate bonds	199,880	9,844	(1,016)	208,708	202,433	17,178	(223)	219,388
Foreign government bonds	72,204	622	(3,287)	69,539	153,429	8,669	(603)	161,495
Foreign corporate bonds	365,457	1,649	(641)	366,465	360,299	944	(376)	360,867
Securitized products	99,349	1	(0)	99,350	190,111	1	—	190,112
Other	—	—	—	—	2,286	2,402	—	4,688

	2,031,603	195,053	(5,415)	2,221,241	2,398,639	250,253	(1,256)	2,647,636

Equity securities	55,676	71,723	(776)	126,623	—	—	—	—

Held-to-maturity securities:
Japanese national government bonds	5,892,868	1,635,036	(20,890)	7,507,014	6,042,635	2,016,786	—	8,059,421
Japanese local government bonds	3,850	413	—	4,263	3,518	388	—	3,906
Japanese corporate bonds	345,818	16,912	(17,390)	345,340	409,329	44,348	(5,845)	447,832
Foreign government bonds	300,220	8,310	(18,570)	289,960	386,392	18,609	(13,742)	391,259
Foreign corporate bonds	198	13	—	211	198	11	—	209

	6,542,954	1,660,684	(56,850)	8,146,788	6,842,072	2,080,142	(19,587)	8,902,627

Total	8,630,233	1,927,460	(63,041)	10,494,652	9,240,711	2,330,395	(20,843)	11,550,263

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2019
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair value	Cost	Fair value
Due in one year or less	132,770	132,745	6,286	6,334
Due after one year through five years	455,624	462,682	37,281	40,085
Due after five years through ten years	476,261	552,287	393,787	453,310
Due after ten years	1,333,984	1,499,922	6,404,718	8,402,898

Total	2,398,639	2,647,636	6,842,072	8,902,627

Proceeds from sales of available-for-sale securities were 75,319 million yen, 39,982 million yen and 66,906 million yen for the fiscal years ended March 31, 2017, 2018 and 2019, respectively. On these sales, gross realized gains were 2,297 million yen, 1,257 million yen and 240 million yen and gross realized losses were 37 million yen, 2 million yen and 475 million yen, respectively, for the fiscal years ended March 31, 2017, 2018 and 2019. Sony adopted ASU 2016-01 from April 1, 2018, and as a result, the available-for-sale classification is eliminated for equity securities for the fiscal year ended March 31, 2019.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Marketable securities classified as trading securities, which are held primarily in the Financial Services segment, totaled 1,048,062 million yen and 234,117 million yen as of March 31, 2018 and 2019, respectively. Sony recorded net unrealized gains of 56,593 million yen, net unrealized gains of 48,047 million yen, and net unrealized gains of 3,610 million yen for the fiscal years ended March 31 2017, 2018 and 2019, respectively. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income. Sony adopted ASU 2016-01 from April 1, 2018, and as a result, the trading classification is eliminated for equity securities as of March 31, 2019 and for the fiscal year ended March 31, 2019.

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2018 and 2019. Sony adopted ASU 2016-01 from April 1, 2018, and as a result, the available-for-sale classification is eliminated for equity securities as of March 31, 2019.

	Yen in millions
	March 31, 2018
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	10,118	(11)	32,836	(348)	42,954	(359)
Japanese local government bonds	9,324	(11)	14,729	(101)	24,053	(112)
Japanese corporate bonds	11,046	(10)	64,119	(1,006)	75,165	(1,016)
Foreign government bonds	40,156	(2,281)	7,752	(1,006)	47,908	(3,287)
Foreign corporate bonds	34,840	(69)	21,191	(572)	56,031	(641)
Securitized products	1,840	(0)	315	(0)	2,155	(0)

	107,324	(2,382)	140,942	(3,033)	248,266	(5,415)

Equity securities	13,859	(776)	15	(0)	13,874	(776)

Held-to-maturity securities:
Japanese national government bonds	—	—	304,564	(20,890)	304,564	(20,890)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	174,815	(17,390)	174,815	(17,390)
Foreign government bonds	20,448	(704)	134,230	(17,866)	154,678	(18,570)
Foreign corporate bonds	—	—	—	—	—	—

	20,448	(704)	613,609	(56,146)	634,057	(56,850)

Total	141,631	(3,862)	754,566	(59,179)	896,197	(63,041)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2019
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	—	—	4,063	(20)	4,063	(20)
Japanese local government bonds	27,404	(29)	4,872	(5)	32,276	(34)
Japanese corporate bonds	25,725	(21)	19,925	(202)	45,650	(223)
Foreign government bonds	—	—	15,878	(603)	15,878	(603)
Foreign corporate bonds	50,281	(117)	15,455	(259)	65,736	(376)
Securitized products	—	—	—	—	—	—
Other	—	—	—	—	—	—

	103,410	(167)	60,193	(1,089)	163,603	(1,256)

Held-to-maturity securities:
Japanese national government bonds	—	—	—	—	—	—
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	97,984	(5,845)	97,984	(5,845)
Foreign government bonds	—	—	151,229	(13,742)	151,229	(13,742)
Foreign corporate bonds	—	—	—	—	—	—

	—	—	249,213	(19,587)	249,213	(19,587)

Total	103,410	(167)	309,406	(20,676)	412,816	(20,843)

At March 31, 2019, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

For the fiscal year ended March 31, 2019, with respect to equity securities included in marketable securities and securities investments, Sony recorded net realized gains of 77,495 million yen due to the sale of equity securities and net unrealized gains of 104,168 million yen due to revaluation of equity securities held as of March 31, 2019. Gains or losses arising from equity securities held in the Financial Services segment are recorded in financial services revenue, and gains or losses arising from equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income. Included in the gains noted above were gains recorded by Sony with respect to the equity securities held by Sony in Spotify Technology S.A. (“Spotify”).

On April 3, 2018, Spotify was publicly listed for trading on the New York Stock Exchange. Sony owned 5.707% of Spotify’s shares at the time of the public listing.

During the fiscal year ended March 31, 2019, Sony sold a portion of the Spotify shares that it owned for aggregate consideration of 82,616 million yen (768 million U.S. dollars) in cash proceeds. The sale of such shares, offset by costs to be paid to Sony’s artists and distributed labels and other transaction costs which directly related to the gains recognized from the sale of Spotify shares, resulted in a net pre-tax realized gain of 54,179 million yen (504 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income. The payments to Sony’s artists and distributed labels are included within other in the cash flows from investing activities of the consolidated statement of cash flows.

The remaining Spotify shares retained as of March 31, 2019 have a gross fair value of 78,947 million yen (711 million U.S. dollars), and the revaluation of such shares resulted in a pre-tax unrealized gain, net of costs to be paid to Sony’s artists and distributed labels and other costs which directly related to the gains recognized from the revaluation of Spotify shares, of 47,543 million yen (449 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by various non-public companies. The aggregate carrying amounts of the investments in non-public companies as of March 31, 2018 and 2019 totaled 52,361 million yen and 25,720 million yen, respectively. Prior to Sony’s adoption of ASU 2016-01, non-public equity investments were

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

primarily valued at cost as fair value is not readily determinable. Sony adopted ASU 2016-01 from April 1, 2018, and as a result, equity securities that do not have readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Sony recorded no upward adjustments, and downward adjustments (including impairments) of 4,285 million yen, for securities that do not have readily determinable fair values for the fiscal year ended March 31, 2019.

8.	Leases

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets under both capital and operating leases. Sony has also entered into capital lease arrangements with third parties to finance sale and leaseback transactions for certain office buildings, machinery and equipment.

(1)	Capital leases

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2018	2019
Machinery, equipment and others	93,491	92,915
Buildings	6,639	29,089
Accumulated amortization	(58,861)	(61,349)

	41,269	60,655

The following is a schedule by fiscal year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2019:

Fiscal year ending March 31	Yen in millions
2020	36,195
2021	10,429
2022	6,454
2023	5,246
2024	3,448
Later fiscal years	15,441

Total minimum lease payments	77,213
Less — Amount representing interest	8,385

Present value of net minimum lease payments	68,828
Less — Current obligations	35,144

Long-term capital lease obligations	33,684

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Operating leases

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2019 are as follows:

Fiscal year ending March 31	Yen in millions
2020	58,901
2021	48,823
2022	34,726
2023	25,355
2024	22,152
Later fiscal years	78,507

Total minimum future rentals	268,464

Rental expenses under operating leases for the fiscal years ended March 31, 2017, 2018 and 2019 were 77,976 million yen, 77,950 million yen and 71,516 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2017, 2018 and 2019 were 1,157 million yen, 1,325 million yen and 1,013 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2019 were 1,598 million yen.

9.	Goodwill and other intangible assets

Intangible assets other than goodwill acquired during the fiscal year ended March 31, 2019 totaled 523,504 million yen, of which 523,494 million yen is subject to amortization, and are comprised of the following:

	Intangible assets acquired during the fiscal year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	1,728	6
Software to be sold, leased or otherwise marketed	17,114	3
Internal-use software	72,730	4
Music catalogs*	412,575	43
Artist contracts	13,847	27
Other	5,500	9

*	Includes music catalogs relating to EMI Music Publishing acquisition. Refer to Note 25.

In the fiscal year ended March 31, 2019, additions to internal-use software primarily related to the capitalization of new software across several business platforms.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2018		March 31, 2019
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	175,980	(142,724)	169,761	(145,525)
Customer relationships	18,881	(7,615)	15,759	(11,825)
Trademarks	16,310	(8,451)	15,768	(9,863)
Software to be sold, leased or otherwise marketed	123,269	(92,457)	125,350	(96,322)
Internal-use software	494,649	(315,516)	529,022	(345,935)
Music catalogs	207,789	(94,210)	615,206	(106,725)
Artist contracts	28,534	(27,650)	42,575	(29,108)
Television carriage contracts (broadcasting agreements)	74,258	(25,884)	74,605	(28,685)
Other	58,543	(47,586)	61,675	(49,288)

Total	1,198,213	(762,093)	1,649,721	(823,276)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2017, 2018 and 2019 was 121,634 million yen, 123,450 million yen and 109,452 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending March 31	Yen in millions
2020	100,631
2021	84,220
2022	64,747
2023	49,941
2024	34,907

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2018	2019
Trademarks	68,922	69,447
Distribution agreements	18,834	18,834
Other	3,292	3,240

Total	91,048	91,521

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2018 and 2019 are as follows:

	Yen in millions
	G&NS	Music	Pictures	HE&S	IP&S	MC	Semiconductors	Financial Services	All Other	Total
Balance, March 31, 2017:
Goodwill — gross	151,938	166,416	246,085	5,320	8,451	179,331	48,069	3,081	28,842	837,533
Accumulated impairments	—	(306)	(107,932)	(5,320)	(300)	(176,045)	—	(706)	(24,386)	(314,995)

Goodwill	151,938	166,110	138,153	—	8,151	3,286	48,069	2,375	4,456	522,538

Increase (decrease) due to:
Acquisitions	—	2,877	12,842	—	1,204	—	—	4,850	—	21,773
Sales and dispositions	—	(121)	—	—	—	—	—	—	—	(121)
Impairments	—	—	—	—	—	—	—	—	—	—
Translation adjustments	(1,332)	(3,472)	(6,583)	—	162	—	(1,072)	—	(85)	(12,382)
Other	—	—	—	—	—	—	(1,204)	—	(112)	(1,316)

Balance, March 31, 2018:
Goodwill — gross	150,606	165,700	246,620	5,320	9,817	179,331	45,793	7,931	27,912	839,030
Accumulated impairments	—	(306)	(102,208)	(5,320)	(300)	(176,045)	—	(706)	(23,653)	(308,538)

Goodwill	150,606	165,394	144,412	—	9,517	3,286	45,793	7,225	4,259	530,492

Increase (decrease) due to:
Acquisitions*	2,261	240,396	387	—	—	—	—	—	—	243,044
Sales and dispositions	—	—	—	—	—	—	—	—	—	—
Impairments	—	—	—	—	(776)	—	—	—	(4,331)	(5,107)
Translation adjustments	1,088	(2,420)	3,673	—	(73)	—	771	—	72	3,111
Other	—	—	(2,988)	—	—	—	—	—	—	(2,988)

Balance, March 31, 2019:
Goodwill — gross	153,955	403,676	252,262	5,320	9,765	179,331	46,564	7,931	28,570	1,087,374
Accumulated impairments	—	(306)	(106,778)	(5,320)	(1,097)	(176,045)	—	(706)	(28,570)	(318,822)

Goodwill	153,955	403,370	145,484	—	8,668	3,286	46,564	7,225	—	768,552

*	Acquisitions for the fiscal year ended March 31, 2019 relate mainly to EMI Music Publishing acquisition in the Music segment. Refer to Note 25.

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

Consequently, the entire amount of the goodwill in the Production & Distribution reporting unit, 112,069 million yen, was impaired, in the fiscal year ended March 31, 2017. The impairment loss was included in other operating (income) expense, net in the consolidated statements of income, and was recorded entirely within the Pictures segment.

10.	Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance contracts are charged to income when incurred in Japan whereas in the United States those costs are deferred and amortized

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance contracts calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted using the net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For the purpose of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2018 and 2019 were 525,976 million yen and 548,730 million yen, respectively.

(1)	Insurance policies

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2017, 2018 and 2019 were 754,242 million yen, 857,766 million yen and 910,011 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2017, 2018 and 2019 were 97,581 million yen, 105,497 million yen and 111,392 million yen, respectively.

(2)	Deferred insurance acquisition costs

Amortization of deferred insurance acquisition costs charged to income for the fiscal years ended March 31, 2017, 2018 and 2019 amounted to 36,130 million yen, 68,137 million yen and 79,906 million yen, respectively.

(3)	Future insurance policy benefits

Liabilities for future policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 0.8% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2018 and 2019, future insurance policy benefits amounted to 5,211,421 million yen and 5,633,865 million yen, respectively.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2018	2019
Universal life insurance	1,951,906	2,104,646
Investment contracts	738,404	816,903
Other	130,392	126,653

Total	2,820,702	3,048,202

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2018	2019
Unsecured loans:
with a weighted-average interest rate of 3.95%	64,480
with a weighted-average interest rate of 2.52%		55,186
Secured loans:
with a weighted-average interest rate of 0.12%	27
Repurchase agreement:
with a weighted-average interest rate of 0.18%	335,586
with a weighted-average interest rate of 0.56%		432,820
Secured call money:
with a weighted-average interest rate of (0.07)%	96,000
with a weighted-average interest rate of 0.18%		130,612

	496,093	618,618

At March 31, 2019, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 363,322 million yen as collateral for 432,820 million yen of short-term repurchase agreements. The repurchase agreement provides for net settlement upon a termination event.

At March 31, 2019, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 59,496 million yen as collateral for 130,612 million yen of secured call money.

In addition, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with an aggregate book value of 8,822 million yen as collateral for cash settlements, variation margins of futures markets and certain other purposes.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2018	2019
Unsecured loans, representing obligations principally to banks:
Due 2018 to 2024, with interest rates ranging from 0.01% to 5.10% per annum	49,454
Due 2019 to 2024, with interest rates ranging from 0.01 % to 7.89 % per annum		57,321
Unsecured 0.86% bonds, due 2018	150,000
Unsecured 2.00% bonds, due 2018	16,300
Unsecured 0.05% bonds, due 2019	69,879	69,964
Unsecured 2.07% bonds, due 2019	50,000	50,000
Unsecured 0.23% bonds, due 2021	89,744	89,819
Unsecured 0.11% bonds, due 2022	10,000	10,000
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured 0.28% bonds, due 2023	15,000	15,000
Unsecured 0.22% bonds, due 2025	10,000	10,000
Unsecured 0.42% bonds, due 2026	24,899	24,911
Unsecured zero coupon convertible bonds, due 2022, conversion price 5,008.0 yen per common share	119,976	119,961
Secured 0.00% loans, due 2019 to 2022	170,002
Secured 0.00% loans, due 2020 to 2023		200,003
Capital lease obligations and other:
Due 2018 to 2047, with interest rates ranging from 0.36% to 11.88% per annum	52,929
Due 2019 to 2048, with interest rates ranging from 0.36% to 9.14% per annum		72,991
Guarantee deposits received	10,790	10,863

	848,973	740,833
Less — Portion due within one year	225,522	172,461

	623,451	568,372

At March 31, 2019, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 13,043 million yen and housing loans with a book value of 412,560 million yen as collateral for a 200,000 million yen long-term secured loan.

On July 21, 2015, Sony issued 120,000 million yen of 130% callable unsecured zero coupon convertible bonds with stock acquisition rights due 2022 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from September 1, 2015 to September 28, 2022. The initial conversion price is 5,008.0 yen per common share. In addition to the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula that is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 3,526.5 yen to 5,008.0 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. The initial conversion price has been adjusted to 4,996.0 yen per common share since May 10, 2019 because the payment of the total annual dividend per common share for the fiscal year ended March 31, 2019 was 35 yen, which is in excess of 25 yen. Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after July 21, 2020, if the closing sales price per share of Sony’s common stock on the Tokyo Stock Exchange is 130% or more of the conversion price of the Zero Coupon Convertible Bonds for 20 consecutive trading days. Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes. There are no significant adverse debt covenants under the Zero Coupon Convertible Bonds.

In September 2016, Sony issued unsecured straight bonds in the aggregate principal amount of 200,000 million yen. In June 2018, Sony repaid 150,000 million yen of the 200,000 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2020	172,461
2021	41,466
2022	186,004
2023	227,987
2024	18,102
Later fiscal years	94,813

Total	740,833

At March 31, 2019, Sony had unused committed lines of credit amounting to 522,453 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2019, Sony has commercial paper programs totaling 1,054,950 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

In connection with EMI Music Publishing acquisition, Sony assumed $350 million of unsecured notes (the “EMI Notes”) due June 15, 2024 with a fixed annual interest rate of 7.625%. In April 2019, Sony notified the EMI Noteholders of its intention to redeem the entirety of the EMI Notes on June 17, 2019 at a premium of 105.719% plus accrued and unpaid interest in accordance with the terms of the EMI Notes. The EMI Notes are included in “Later fiscal years” in the table above. Refer to Note 25.

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

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses as of March 31, 2018 were 1,522,415 million yen and 717 million yen, respectively, and as of March 31, 2019 were 1,685,504 million yen and 829 million yen, respectively. During the fiscal years ended March 31, 2018 and 2019, charge-offs on housing loans in the banking business and changes in the allowance for credit losses were not significant.

The balance of housing loans placed on nonaccrual status or past due status were not significant as of March 31, 2018 and 2019.

(2)	Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2018 and 2019, the balances of time deposits issued in amounts of 10 million yen or more were 279,943 million yen and 292,968 million yen, respectively. These amounts have been classified as current liabilities mainly due to the ability of the customers to make withdrawals prior to maturity.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

At March 31, 2019, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2021	66,796
2022	15,513
2023	11,083
2024	10,813
2025	2,530
Later fiscal years	25,047

Total	131,782

13.	Fair value measurements

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

Debt securities, equity securities, and other investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available for the specific security or the market is inactive, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and mainly classified in level 2 of the hierarchy. Level 2 securities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy. Level 3 securities primarily include certain securitized products, certain hybrid financial instruments, certain private equity investments, and certain domestic and foreign corporate bonds not classified within level 1 or level 2.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2018 and 2019 are as follows. Sony adopted ASU 2016-01 from April 1, 2018, and as a result, equity securities which were previously included in the trading securities category are included in the equity securities category as of March 31, 2019.

	Yen in millions
	March 31, 2018
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	712,113	335,949	—	1,048,062	1,048,062	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,409,610	—	1,409,610	20,473	1,389,137	—	—
Japanese local government bonds	—	67,569	—	67,569	8,548	59,021	—	—
Japanese corporate bonds	—	208,708	—	208,708	8,041	200,667	—	—
Foreign government bonds*1	—	69,539	—	69,539	—	69,539	—	—
Foreign corporate bonds*2	—	338,587	27,878	366,465	88,228	278,237	—	—
Securitized products*3	—	15,736	83,614	99,350	—	99,350	—	—
Equity securities	126,330	293	—	126,623	—	126,623	—	—
Other investments*4	6,192	5,099	9,104	20,395	—	20,395	—	—
Derivative assets*5	2,194	37,332	—	39,526	—	—	37,003	2,523

Total assets	846,829	2,488,422	120,596	3,455,847	1,173,352	2,242,969	37,003	2,523

Liabilities:
Derivative liabilities*5	1,407	34,317	—	35,724	—	—	20,550	15,174

Total liabilities	1,407	34,317	—	35,724	—	—	20,550	15,174

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2019
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Debt securities
Trading securities	22,105	212,012	—	234,117	234,117	—	—	—
Available-for-sale securities
Japanese national government bonds	—	1,643,589	—	1,643,589	18,719	1,624,870	—	—
Japanese local government bonds	—	67,497	—	67,497	7,768	59,729	—	—
Japanese corporate bonds	—	219,388	—	219,388	11,472	207,916	—	—
Foreign government bonds*1	—	161,495	—	161,495	3,984	157,511	—	—
Foreign corporate bonds*2	—	338,163	22,704	360,867	90,801	270,066	—	—
Securitized products*3	—	25,029	165,083	190,112	—	190,112	—	—
Other	—	4,688	—	4,688	—	4,688	—	—
Equity securities	1,037,100	135,794	—	1,172,894	951,390	221,504	—	—
Other investments*4	5,489	1,507	6,918	13,914	—	13,914	—	—
Derivative assets*5	444	10,042	—	10,486	—	—	9,431	1,055

Total assets	1,065,138	2,819,204	194,705	4,079,047	1,318,251	2,750,310	9,431	1,055

Liabilities:
Derivative liabilities*5	136	32,686	—	32,822	—	—	19,852	12,970

Total liabilities	136	32,686	—	32,822	—	—	19,852	12,970

*1

2,875 million yen and 4,910 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 for the fiscal years ended March 31, 2018 and 2019, respectively, and are included in the consolidated balance sheets as securities investments and other.

*2

160,470 million yen and 173,964 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 for the fiscal years ended March 31, 2018 and 2019, respectively. In the consolidated balance sheets, 25,955 million yen and 33,391 million yen are included as marketable securities and 134,515 million yen and 140,573 million yen are included as securities investment and other for the fiscal years ended March 31, 2018 and 2019, respectively.

*3

93,971 million yen and 185,195 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 and level 3 for the fiscal years ended March 31, 2018 and 2019, respectively, and are included in the consolidated balance sheets as securities investments and other.

*4	Other investments include certain hybrid financial instruments and certain private equity investments.

*5	Derivative assets and liabilities are recognized and disclosed on a gross basis.

*6

Net gains of 544 million yen and 85 million yen arising from financial instruments for which the fair value option has been elected are included in financial services revenue in the consolidated statements of income for the fiscal years ended March 31, 2018 and 2019, respectively.

Transfers into level 1 were 3,522 million yen and 1,769 million yen for the fiscal years ended March 31, 2018 and 2019, respectively, as quoted prices for certain trading debt securities and equity securities became available in an active market. Transfers out of level 1 were 3,086 million yen and 2,508 million yen for the fiscal years ended March 31, 2018 and 2019, respectively, as quoted prices for certain trading debt securities were not available in an active market.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2018 and 2019 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2018
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Securitized products	Other investments
Beginning balance	1,310	41,177	15,192	10,483
Total realized and unrealized gains (losses):
Included in earnings*1	—	(307)	(3,032)	(65)
Included in other comprehensive income (loss)*2	—	(84)	1	(489)
Purchases	—	12,604	74,736	139
Sales	—	—	—	(10)
Settlements	—	(18,540)	(3,283)	(954)
Transfers into level 3*3	—	—	—	—
Transfers out of level 3*4	(1,310)	(6,972)	—	—

Ending balance	—	27,878	83,614	9,104

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*1	—	(468)	(2,278)	(65)

	Yen in millions
	Fiscal year ended March 31, 2019
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Securitized products	Other investments
Beginning balance	—	27,878	83,614	9,104
Total realized and unrealized gains (losses):
Included in earnings*1	—	465	562	276
Included in other comprehensive income (loss)*2	—	131	1	—
Purchases	—	5,787	94,696	4
Sales	—	—	—	(6)
Settlements	—	(10,435)	(13,601)	(2,460)
Transfers into level 3*3	—	20,863	5,284	—
Transfers out of level 3*4	—	(21,985)	(5,473)	—

Ending balance	—	22,704	165,083	6,918

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*1	—	219	510	441

*1	Earning effects are included in financial services revenue in the consolidated statements of income.

*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of comprehensive income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*3

Certain corporate bonds and certain securitized products were transferred into level 3 because differences between the fair value determined by indicative quotes from dealers and the fair value determined by internally developed prices became significant and the observability of the inputs used decreased.

*4	Certain corporate bonds and certain securitized products were transferred out of level 3 because observable market data became available.

Level 3 assets include certain securitized products, certain private equity investments, and certain domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. In determining the fair value of such assets, Sony uses third-party information such as indicative quotes from dealers without adjustment. For validating the fair values, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis

Sony also has assets and liabilities that are required to be remeasured to fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2018 and 2019, such remeasurements to fair value related primarily to the following:

	During the fiscal year ended March 31, 2018
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	19,375	(53,741)

				(53,741)

	During the fiscal year ended March 31, 2019
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	4,389	(44,135)
Goodwill impairment	—	—	0	(5,107)

				(49,242)

Long-lived assets impairments

Sony recorded impairment losses of 23,860 million yen for the fiscal year ended March 31, 2017, included within the Semiconductors segment, related to long-lived assets in the camera module business asset group. Due to a decrease in the projected future demand of camera modules, Sony conducted a strategic review of the business and its market conditions. Following this review, Sony reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge. Sony decided to halt all development and production of high-functionality camera modules for external sales during the fiscal year ended March 31, 2017.

Sony recorded an impairment loss of 31,341 million yen and 19,172 million yen for the fiscal years ended March 31, 2018 and 2019, respectively, included within the MC segment, related to long-lived assets in the smartphone business asset group. Due to smartphone sales results and changes in the business environment since January 2018 as well as the expectation of continued difficulty in the business environment thereafter, Sony conducted strategic reviews of its future profitability forecast for the smartphone business. Following these reviews, Sony reduced the corresponding estimated future cash flows of this business and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

Sony recorded an impairment loss of 12,858 million yen for the fiscal year ended March 31, 2019, included within All Other, related to long-lived assets and goodwill in the storage media business asset group. As a result

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

of conducting a strategic review of the business and evolving market trends, Sony reduced the corresponding estimated future cash flows of this business and the estimated ability to recover the entire carrying amount of the long-lived assets and goodwill within the period applicable to the impairment determination, resulting in an impairment charge for the fiscal year ended March 31, 2019.

These measurements are classified as level 3 because significant unobservable inputs, such as the condition of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. For the fiscal year ended March 31, 2017, a discount rate of 10% and projected declining revenue rates ranging from (1)% to 8% were used in the fair value measurements related to the long-lived assets for the camera module business. For the fiscal year ended March 31, 2018, a discount rate of 8.5% and projected revenue growth rates ranging from (8)% to 6% were used in the fair value measurements related to the long-lived assets for the smartphone business. For the fiscal year ended March 31, 2019, a discount rate of 8.5% and projected revenue growth rates ranging from (26)% to 24% were used in the fair value measurements related to the long-lived assets for the smartphone business and a discount rate of 8.9% and projected revenue growth rates ranging from (34)% to 21% were used in the fair value measurements related to the long-lived assets and goodwill for the storage media business.

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

Remeasurement of previously owned equity interests

During the fiscal year ended March 31, 2019, Sony remeasured to fair value the previously owned equity interests in EMI in connection with EMI Music Publishing acquisition. The measurement is classified as level 3 because significant unobservable inputs, such as projections of future cash flows and market comparables of similar transactions and companies were considered in the fair value measurements. Refer to Note 25.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Financial instruments

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2018
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,686,842	—	1,686,842	1,522,415

Total assets	—	1,686,842	—	1,686,842	1,522,415

Liabilities:
Long-term debt including the current portion	—	877,576	—	877,576	848,973
Investment contracts included in policyholders’ account in the life insurance business	—	766,558	—	766,558	738,404

Total liabilities	—	1,644,134	—	1,644,134	1,587,377

	Yen in millions
	March 31, 2019
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,861,384	—	1,861,384	1,685,504

Total assets	—	1,861,384	—	1,861,384	1,685,504

Liabilities:
Long-term debt including the current portion	—	737,529	—	737,529	740,833
Investment contracts included in policyholders’ account in the life insurance business	—	877,157	—	877,157	816,903

Total liabilities	—	1,614,686	—	1,614,686	1,557,736

The summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade and contract assets, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature. The summary also excludes held-to-maturity securities disclosed in Note 7.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges, as well as offsetting changes in the carrying value of the underlying hedged items, are recognized in income. For the fiscal years ended March 31, 2017, 2018 and 2019, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2017, 2018 and 2019, these cash flow hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges.

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

Sony also entered into foreign exchange forward contracts and range forward contracts which effectively fixed the cash flows from certain forecasted purchase and sale transactions denominated in foreign currencies. Accordingly, these derivatives have been designated as cash flow hedges.

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

Other agreements

Certain subsidiaries in the Financial Services segment have equity future contracts, equity swap agreements, interest rate swaption agreements, other currency contracts and hybrid financial instruments as part of their ALM, which are marked-to-market with changes in value recognized in financial services revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contained embedded derivatives that are not required to be bifurcated because the entire instruments are carried at fair value.

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2018	2019	Liability derivatives	2018	2019
Interest rate contracts	Prepaid expenses and other current assets	12	10	Current liabilities: Other	160	141
Interest rate contracts	Other assets: Other	286	101	Liabilities: Other	10,281	8,274
Foreign exchange contracts	Prepaid expenses and other current assets	48	131	Current liabilities: Other	1,535	42

		346	242		11,976	8,457

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2018	2019	Liability derivatives	2018	2019
Interest rate contracts	Prepaid expenses and other current assets	12	39	Current liabilities: Other	299	344
Interest rate contracts	Other assets: Other	1,871	882	Liabilities: Other	3,612	3,637
Foreign exchange contracts	Prepaid expenses and other current assets	34,737	8,807	Current liabilities: Other	17,149	11,549
Foreign exchange contracts	Other assets: Other	366	72	Liabilities: Other	1,281	1,059
Equity contracts	Prepaid expenses and other current assets	2,194	444	Current liabilities: Other	1,407	7,776

		39,180	10,244		23,748	24,365

Total derivatives		39,526	10,486		35,724	32,822

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Presented below are the effects of derivative instruments on the consolidated statements of income and the consolidated statements of comprehensive income for the fiscal years ended March 31, 2017, 2018 and 2019.

Derivatives under fair value hedging relationships	Yen in millions
	Location of gains or (losses) recognized in income on derivative instruments	Amounts of gains or (losses) recognized in income on derivative instruments
		Fiscal year ended March 31
		2017	2018	2019
Interest rate contracts	Financial services revenue	1,967	(52)	(1,835)
Foreign exchange contracts	Foreign exchange loss, net	(31)	—	—

Total		1,936	(52)	(1,835)

	Yen in millions
Derivatives under cash flow hedging relationships	Affected line item in consolidated statements of income	Fiscal year ended March 31
		2017	2018	2019
		Amounts recognized in unrealized gains (losses) on derivative instruments in OCI (before tax)
Foreign exchange contracts	—	6,715	(2,295)	2,315

Total		6,715	(2,295)	2,315

		Amounts reclassified from unrealized gains (losses) on derivative instruments in accumulated OCI (effective portion) (before tax)
Foreign exchange contracts	Cost of sales	(5,583)	1,111	(1,093)

Total		(5,583)	1,111	(1,093)

Derivatives not designated as hedging instruments	Yen in millions
	Location of gains or (losses) recognized in income on derivative instruments	Amounts of gains or (losses) recognized in income on derivative instruments
		Fiscal year ended March 31
		2017	2018	2019
Interest rate contracts	Financial services revenue	(935)	(1,544)	(3,192)
Foreign exchange contracts	Financial services revenue	(5,365)	2,013	(8,198)
Foreign exchange contracts	Foreign exchange loss, net	12,339	21,370	(7,437)
Equity contracts	Financial services revenue	(18,597)	(11,665)	(7,649)

Total		(12,558)	10,174	(26,476)

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2018		March 31, 2019
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,105,393	7,071	701,880	(304)
Currency option contracts purchased	206	1	53,846	179
Currency option contracts written	156	(1)	58,825	(35)
Currency swap agreements	1,230,254	4,613	959,777	(5,564)
Other currency contracts	84,623	3,502	68,513	2,084
Interest rate contracts:
Interest rate swap agreements	398,291	(12,171)	339,934	(11,346)
Interest rate swaption agreements	—	—	5,300	(18)
Equity contracts:
Equity future contracts	106,876	787	58,725	308
Equity swap agreements	—	—	63,107	(7,640)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets on a gross basis, but certain subsidiaries have entered into master netting agreements or other similar agreements, which are mainly International Swaps and Derivatives Association (ISDA) Master Agreements. An ISDA Master Agreement is an agreement between two counterparties that may have multiple derivative contracts with each other, and such ISDA Master Agreement may provide for the net settlement of all or a specified group of these derivative contracts, through a single payment, in a single currency, in the event of a default on or affecting any one derivative contract, or a termination event affecting all or a specified group of derivative contracts. Presented below are the effects of offsetting derivative assets, derivative liabilities, financial assets and financial liabilities as of March 31, 2018 and 2019.

	Yen in millions
	As of March 31, 2018
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	15,404	7,724	449	7,231
Derivative assets not subject to master netting agreements	24,122			24,122

Total assets	39,526	7,724	449	31,353

Derivative liabilities subject to master netting agreements	34,455	8,326	14,334	11,795
Derivative liabilities not subject to master netting agreements	1,269			1,269
Repurchase, securities lending and similar arrangements	335,586	334,246	—	1,340

Total liabilities	371,310	342,572	14,334	14,404

	Yen in millions
	As of March 31, 2019
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	6,855	3,442	136	3,277
Derivative assets not subject to master netting agreements	3,631			3,631

Total assets	10,486	3,442	136	6,908

Derivative liabilities subject to master netting agreements	25,872	3,970	20,191	1,711
Derivative liabilities not subject to master netting agreements	6,950			6,950
Repurchase, securities lending and similar arrangements	432,820	432,820	—	—

Total liabilities	465,642	436,790	20,191	8,661

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

15.	Pension and severance plans

(1)	Defined benefit and severance plans

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

The components of net periodic benefit costs for the fiscal years ended March 31, 2017, 2018 and 2019 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Service cost	26,811	25,185	23,128
Interest cost	5,912	8,024	7,020
Expected return on plan assets	(17,829)	(16,440)	(16,695)
Recognized actuarial loss	20,436	16,099	15,365
Amortization of prior service costs	(9,490)	(8,693)	(7,864)

Net periodic benefit costs	25,840	24,175	20,954

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Service cost	2,958	3,181	2,780
Interest cost	10,426	10,393	10,083
Expected return on plan assets	(11,000)	(11,687)	(11,797)
Amortization of net transition asset	9	5	—
Recognized actuarial loss	2,552	3,014	2,656
Amortization of prior service costs	(463)	(574)	(269)
Losses on curtailments and settlements	43	1,058	1,804

Net periodic benefit costs	4,525	5,390	5,257

The components of net periodic benefit costs other than service cost for the fiscal year ended March 31, 2019 are included within other income in the consolidated statements of income.

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 17,759 million yen and 7,153 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2018	2019	2018	2019
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	1,004,676	1,010,574	352,442	356,397
Service cost	25,185	23,128	3,181	2,780
Interest cost	8,024	7,020	10,393	10,083
Plan participants’ contributions	—	—	573	462
Actuarial loss	21,920	29,295	663	1,700
Foreign currency exchange rate changes	—	—	8,858	(1,554)
Curtailments and settlements	—	—	(5,422)	(6,120)
Effect of changes in consolidated subsidiaries	—	—	—	1,947
Other	(8)	6	—	—
Benefits paid	(49,223)	(35,069)	(14,291)	(13,777)

Benefit obligation at end of the fiscal year	1,010,574	1,034,954	356,397	351,918

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	699,008	711,077	259,177	269,745
Actual return on plan assets	38,896	18,701	13,426	15,243
Foreign currency exchange rate changes	—	—	6,181	(838)
Employer contribution	6,090	36,875	9,040	8,542
Plan participants’ contributions	—	—	573	462
Curtailments and settlements	—	—	(5,285)	(5,960)
Benefits paid	(32,917)	(24,449)	(13,367)	(12,445)

Fair value of plan assets at end of the fiscal year	711,077	742,204	269,745	274,749

Funded status at end of the fiscal year	(299,497)	(292,750)	(86,652)	(77,169)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2018	2019	2018	2019
Noncurrent assets	3,426	3,476	8,396	14,745
Current liabilities	—	—	(4,121)	(4,412)
Noncurrent liabilities	(302,923)	(296,226)	(90,927)	(87,502)

Ending balance	(299,497)	(292,750)	(86,652)	(77,169)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2018	2019	2018	2019
Prior service cost (credit)	(16,723)	(8,859)	(488)	(45)
Net actuarial loss	299,852	311,128	73,404	71,906

Ending balance	283,129	302,269	72,916	71,861

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2018	2019	2018	2019
Accumulated benefit obligations	1,005,557	1,029,910	340,353	336,185

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2018	2019	2018	2019
Projected benefit obligations	998,629	1,022,235	301,046	200,596
Accumulated benefit obligations	993,612	1,017,191	293,834	196,928
Fair value of plan assets	695,706	726,009	215,510	123,937

Weighted-average assumptions used to determine benefit obligations as of March 31, 2018 and 2019 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2018	2019	2018	2019
Discount rate	0.8%	0.6%	2.9%	2.8%
Rate of compensation increase	*	*	2.6	2.3

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2017, 2018 and 2019 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2017	2018	2019	2017	2018	2019
Discount rate	0.6%	0.9%	0.8%	3.2%	3.1%	2.9%
Expected return on plan assets	2.7	2.4	2.6	4.8	4.6	4.4
Rate of compensation increase	*	*	*	2.8	2.4	2.6

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities.

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2019, are, as a result of Sony’s asset liability management, 30% of equity securities, 51% of fixed income securities and 19% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 22% of equity securities, 53% of fixed income securities and 25% of other investments for the pension plans of foreign subsidiaries.

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31, 2018	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	9,446	9,446	—	—
Equity:
Equity securities*1	138,443	134,091	4,352	—
Fixed income:
Government bonds*2	225,879	—	225,879	—
Corporate bonds*3	79,323	—	79,323	—
Asset-backed securities*4	121	—	121	—
Commingled funds*5	122,950	—	122,950	—
Commodity funds*6	21,136	—	21,136	—
Private equity*7	24,144	—	—	24,144
Hedge funds*8	70,204	—	—	70,204
Real estate and other*9	19,431	—	—	19,431

Total	711,077	143,537	453,761	113,779

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Japanese plans
	Yen in millions
	Fair value at March 31, 2019	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	10,689	10,689	—	—
Equity:				—
Equity securities*1	140,559	135,713	4,846	—
Fixed income:				—
Government bonds*2	210,817	—	210,817	—
Corporate bonds*3	97,519	—	97,519	—
Asset-backed securities*4	1,537	—	1,537	—
Commingled funds*5	138,455	—	138,455	—
Commodity funds*6	21,674	—	21,674	—
Private equity*7	27,956	—	—	27,956
Hedge funds*8	71,606	—	—	71,606
Real estate and other*9	21,392	—	—	21,392

Total	742,204	146,402	474,848	120,954

*1

Includes approximately 52 percent and 51 percent of Japanese equity securities, and 48 percent and 49 percent of foreign equity securities for the fiscal years ended March 31, 2018 and 2019, respectively.

*2

Includes approximately 49 percent and 48 percent of debt securities issued by Japanese national and local governments, and 51 percent and 52 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2018 and 2019, respectively.

*3	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

*4	Includes primarily mortgage-backed securities.

*5

Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 51 percent and 50 percent of investments in equity, 48 percent and 49 percent of investments in fixed income, and 1 percent and 1 percent of investments in other for the fiscal years ended March 31, 2018 and 2019, respectively.

*6	Represents commodity futures funds.

*7	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the United States and Europe.

*8	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

*9	Includes primarily private real estate investment trusts.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Foreign plans
	Yen in millions
	Fair value at March 31, 2018	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	2,377	2,377	—	—
Equity:
Equity securities*1	30,916	29,814	1,102	—
Fixed income:
Government bonds*2	78,129	—	78,129	—
Corporate bonds*3	26,424	—	21,121	5,303
Asset-backed securities	960	—	960	—
Insurance contracts*4	18,670	—	5,941	12,729
Commingled funds*5	75,785	—	75,785	—
Real estate and other*6	36,484	—	10,508	25,976

Total	269,745	32,191	193,546	44,008

	Foreign plans
	Yen in millions
	Fair value at March 31, 2019	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	4,340	4,340	—	—
Equity:
Equity securities*1	23,766	23,113	653	—
Fixed income:
Government bonds*2	84,761	—	84,761	—
Corporate bonds*3	32,749	—	32,749	—
Asset-backed securities	1,115	—	1,115	—
Insurance contracts*4	18,308	—	5,814	12,494
Commingled funds*5	76,503	—	76,503	—
Real estate and other*6	33,207	—	11,118	22,089

Total	274,749	27,453	212,713	34,583

*1	Includes primarily foreign equity securities.

*2	Includes primarily foreign government debt securities.

*3	Includes primarily foreign corporate debt securities.

*4	Represents annuity contracts with or without profit sharing.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2018 and 2019:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate and other	Total
Beginning balance at April 1, 2017	21,790	67,235	17,925	106,950
Return on assets held at end of year	1,483	636	425	2,544
Purchases, sales, and settlements, net	871	2,333	1,081	4,285

Ending balance at March 31, 2018	24,144	70,204	19,431	113,779

Return on assets held at end of year	4,428	659	1,622	6,709
Purchases, sales, and settlements, net	(616)	743	339	466

Ending balance at March 31, 2019	27,956	71,606	21,392	120,954

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Insurance contracts	Corporate bonds	Real estate and other	Total
Beginning balance at April 1, 2017	—	6,926	22,929	29,855
Return on assets held at end of year	—	—	1,101	1,101
Purchases, sales, and settlements, net	12,651	(1,256)	12	11,407
Transfers, net	—	—	1,181	1,181
Other*	78	(367)	753	464

Ending balance at March 31, 2018	12,729	5,303	25,976	44,008

Return on assets held at end of year	736	—	559	1,295
Purchases, sales, and settlements, net	(389)	—	(3,809)	(4,198)
Transfers, net	—	(5,540)	123	(5,417)
Other*	(582)	237	(760)	(1,105)

Ending balance at March 31, 2019	12,494	—	22,089	34,583

*	Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

obligations. Sony expects to contribute approximately 10 billion yen to the Japanese plans and approximately 8 billion yen to the foreign plans during the fiscal year ending March 31, 2020.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2020	41,345	17,972
2021	40,700	17,892
2022	42,487	18,138
2023	43,740	18,896
2024	46,345	19,441
2025 — 2029	238,416	107,668

(2)	Defined contribution plans

Total defined contribution expenses for the fiscal years ended March 31, 2017, 2018 and 2019 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Japanese plans	3,412	3,237	3,353
Foreign plans	10,458	11,379	11,602

16.	Stockholders’ equity

(1)	Common stock

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2017, 2018 and 2019 have resulted from the following:

Number of shares
Balance at March 31, 2016	1,262,493,760
Exercise of stock acquisition rights	1,269,900

Balance at March 31, 2017	1,263,763,660
Issuance of new shares	218,000
Exercise of stock acquisition rights	2,565,700
Conversion of convertible bonds	4,789

Balance at March 31, 2018	1,266,552,149

Issuance of new shares	149,900
Exercise of stock acquisition rights	4,525,300
Conversion of convertible bonds	2,992

Balance at March 31, 2019	1,271,230,341

At March 31, 2019, 36,179,258 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by a resolution of the Board of Directors during the fiscal years ended March 31, 2017 and 2018.

Sony’s Board of Directors resolved and authorized the repurchase of shares of its own common stock pursuant to the Companies Act at the meeting of the Board of Directors held on February 8, 2019. During the year ended March 31, 2019, Sony repurchased 19,309,100 shares of its common stock for an amount of 100,000 million yen under the above resolution.

(2)	Retained earnings

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2019 was 541,928 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2019, including cash dividends for the six-month period ended March 31, 2019, has been incorporated in the consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on April 26, 2019 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 37,859 million yen and 46,477 million yen at March 31, 2018 and 2019, respectively.

(3)	Other comprehensive income

Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2017, 2018 and 2019 were as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)
Other comprehensive income before reclassifications	(27,007)	5,028	54,513	(17,988)	14,546
Amounts reclassified out of accumulated other comprehensive income	(3,286)	(3,888)	8,719	—	1,545

Net other comprehensive income	(30,293)	1,140	63,232	(17,988)	16,091
Less: Other comprehensive income attributable to noncontrolling interests	(16,192)	—	229	(2,495)	(18,458)

Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)
Other comprehensive income before reclassifications	2,013	(2,295)	1,779	(4,480)	(2,983)
Amounts reclassified out of accumulated other comprehensive income*	(943)	1,111	10,611	(1,855)	8,924

Net other comprehensive income	1,070	(1,184)	12,390	(6,335)	5,941
Less: Other comprehensive income attributable to noncontrolling interests	1,514	—	98	2,306	3,918

Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)

Cumulative effect of ASU2016-01	(15,526)	—	—	—	(15,526)
Other comprehensive income before reclassifications	33,124	2,316	(23,448)	10,071	22,063
Amounts reclassified out of accumulated other comprehensive income*	161	(1,093)	9,488	(1,627)	6,929

Net other comprehensive income	33,285	1,223	(13,960)	8,444	28,992
Less: Other comprehensive income attributable to noncontrolling interests	8,915	—	53	(1,578)	7,390

Balance at March 31, 2019	135,035	(19)	(310,457)	(435,229)	(610,670)

*

Foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of a complete or substantially complete liquidation or sale of certain foreign subsidiaries and affiliates.

Reclassifications out of accumulated other comprehensive income for the fiscal years ended March 31, 2017, 2018 and 2019 were as follows:

	Yen in millions
Comprehensive income components	Amounts reclassified from accumulated other comprehensive income			Affected line items in consolidated statements of income
	2017	2018	2019
Unrealized gains (losses) on securities	(4,560)	(646)	235	Financial services revenue
	(30)	(561)	—	Gain on sale of securities investments, net

Total before tax	(4,590)	(1,207)	235
Tax expense or (benefit)	1,304	264	(74)

Net of tax	(3,286)	(943)	161

Unrealized gains (losses) on derivative instruments	(5,583)	1,111	(1,093)	Cost of sales

Total before tax	(5,583)	1,111	(1,093)
Tax expense or (benefit)	1,695	—	—

Net of tax	(3,888)	1,111	(1,093)

Pension liability adjustment	13,044	11,034	9,891	*
Tax expense or (benefit)	(4,325)	(423)	(403)

Net of tax	8,719	10,611	9,488

Foreign currency translation adjustments	—	(1,855)	(1,627)	Foreign exchange loss, net and other operating (income) expense, net
Tax expense or (benefit)	—	—	—

Net of tax	—	(1,855)	(1,627)

Total amounts reclassified out of accumulated other comprehensive income, net of tax	1,545	8,924	6,929

*	The amortization of pension and postretirement benefit components are included in the computation of net periodic pension cost. Refer to Note 15.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Equity transactions with noncontrolling interests

Net income attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2017, 2018 and 2019 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Net income attributable to Sony Corporation’s stockholders	73,289	490,794	916,271
Transfers (to) from the noncontrolling interests:
Decrease in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(53,927)	(74)	(22,775)

Change from net income attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	19,362	490,720	893,496

During the fiscal year ended March 31, 2017, Sony obtained full ownership of its U.S.-based music publishing subsidiary by acquiring the 50% interest in the subsidiary held by the Estate of Michael Jackson (the “Estate”). The aggregate cash consideration paid to the Estate was 750 million U.S. dollars. The difference between the cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 70,730 million yen.

During the fiscal year ended March 31, 2019, Sony acquired from the Estate the 25.1% interest in Nile Acquisition LLC (“Nile”) held by the Estate. A total of 287.5 million U.S. dollars was paid to the Estate for the acquisition. The difference between the cash consideration paid and the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 295.9 million U.S. dollars. As a result of the acquisition, Nile became a wholly-owned subsidiary of Sony.

17.	Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2017, 2018 and 2019 was 2,737 million yen, 5,249 million yen and 5,499 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2017, 2018 and 2019 was 2,730 million yen, 7,129 million yen and 12,757 million yen, respectively. Sony issued new shares upon exercise of these rights.

Sony has a stock-based compensation incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2017, 2018 and 2019 was 1,291 yen, 2,045 yen and 1,593 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2017, 2018 and 2019 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2017		2018		2019
Weighted-average assumptions
Risk-free interest rate	1.10%		1.14%		1.37%
Expected lives	6.83	years	6.55	years	5.98	years
Expected volatility*	40.00%		38.49%		32.52%
Expected dividends	0.66%		0.40%		0.35%

*	Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2019 is as follows:

	Fiscal year ended March 31, 2019
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	14,005,900	3,017
Granted	2,907,300	5,108
Exercised	4,525,300	2,819
Forfeited or expired	174,000	3,862

Outstanding at end of the fiscal year	12,213,900	3,665	7.46	11,133

Exercisable at end of the fiscal year	5,820,800	2,855	5.84	9,867

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2017, 2018 and 2019 was 1,541 million yen, 6,970 million yen and 13,325 million yen, respectively.

As of March 31, 2019, there was 5,159 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 1.94 years.

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

19.	Revenue

(1)	Contract balances

Contract assets and contract liabilities are comprised of the following:

	Yen in millions
	April 1, 2018	March 31, 2019
Contract assets	15,241	19,147
Contract liabilities*	258,327	254,646

*	Contract liabilities are included in the consolidated balance sheets as “Other”, both current and non-current.

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 201,628 million yen were recognized during the fiscal year ended March 31, 2019, which were included in the balance of contract liabilities at April 1, 2018. Revenues of 49,223 million yen were recognized during the fiscal year ended March 31, 2019 from performance obligations satisfied prior to March 31, 2018.

(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude certain information about the remaining performance obligations, primarily related to contracts with an expected original duration of less than one year, and sales-based or usage-based royalty revenue on licenses of intellectual property. The following table shows the summary of the transaction prices allocated to remaining performance obligations that are unsatisfied at March 31, 2019, of which more than half are expected to be recognized within one year and substantially all within three years.

Yen in millions
March 31, 2019
Pictures — Motion Pictures and Television Productions*[1]	476,197
Pictures — Media Networks	25,996
Music*[2]	93,783
Others	45,597

*1	For Motion Pictures and Television Productions in the Pictures segment, Sony has included all contracts regardless of duration.

*2

Amount included in the Music segment primarily consists of minimum royalty guarantees or fixed fees in contracts related to license revenue for ongoing access to an evolving library of content. These contracts also include sales-based or usage-based royalties that are excluded from the amount above, of which substantially all are recognized as revenue within three years.

(3)	Contract costs

Contract costs are comprised as follows:

	Yen in millions
	April 1, 2018	March 31, 2019
Incremental costs of obtaining a contract	7,703	6,581

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony applies practical expedients to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset that otherwise would have been recognized is one year or less. The amortization of 7,666 million yen was recognized during the fiscal year ended March 31, 2019. The incremental costs of obtaining a contract are primarily recognized in the MC segment for the internet-related service business and amortized to expense over the contract period.

(4)	Disaggregation of revenue

For the breakdown of sales and operating revenue by segments, product categories and geographies, refer to Note 29.

20.	Restructuring charges

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

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2016	22,531	—	11,735	34,266
Restructuring costs	9,854	42,717	7,142	59,713
Non-cash charges	—	(42,717)	—	(42,717)
Cash payments	(19,759)	—	(8,871)	(28,630)
Adjustments	(992)	—	(839)	(1,831)

Balance at March 31, 2017	11,634	—	9,167	20,801
Restructuring costs	18,999	2,233	1,147	22,379
Non-cash charges	—	(2,233)	—	(2,233)
Cash payments	(9,950)	—	(6,352)	(16,302)
Adjustments	(1,197)	—	226	(971)

Balance at March 31, 2018	19,486	—	4,188	23,674
Restructuring costs	24,449	2,731	5,825	33,005
Non-cash charges	—	(2,731)	—	(2,731)
Cash payments	(19,150)	—	(2,555)	(21,705)
Adjustments	955	—	(357)	598

Balance at March 31, 2019	25,740	—	7,101	32,841

*	Significant asset impairments excluded from restructuring charges are described in Note 13.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Total costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2017
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	225	6	231	—	231
Music	2,116	1,474	3,590	—	3,590
Pictures	2,467	—	2,467	—	2,467
Home Entertainment & Sound	68	684	752	—	752
Imaging Products & Solutions	563	77	640	—	640
Mobile Communications	516	172	688	138	826
Semiconductors	4	(13)	(9)	—	(9)
Financial Services	—	—	—	—	—
All Other and Corporate	3,895	47,459	51,354	364	51,718

Total	9,854	49,859	59,713	502	60,215

	Yen in millions
	Fiscal year ended March 31, 2018
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	—	—	—	—	—
Music	6,358	272	6,630	—	6,630
Pictures	2,922	—	2,922	—	2,922
Home Entertainment & Sound	846	6	852	—	852
Imaging Products & Solutions	530	94	624	—	624
Mobile Communications	2,008	18	2,026	0	2,026
Semiconductors	28	—	28	—	28
Financial Services	—	—	—	—	—
All Other and Corporate	6,307	2,990	9,297	26	9,323

Total	18,999	3,380	22,379	26	22,405

	Yen in millions
	Fiscal year ended March 31, 2019
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	—	—	—	—	—
Music	2,991	201	3,192	—	3,192
Pictures	4,795	—	4,795	—	4,795
Home Entertainment & Sound	—	—	—	—	—
Imaging Products & Solutions	—	—	—	—	—
Mobile Communications	11,437	4,574	16,011	86	16,097
Semiconductors	—	—	—	—	—
Financial Services	—	—	—	—	—
All Other and Corporate	5,226	3,781	9,007	—	9,007

Total	24,449	8,556	33,005	86	33,091

*	Other associated costs includes non-cash write-downs and disposals, net

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

Music

In an effort to optimize the organization and improve the performance of the Music segment, Sony has implemented a number of restructuring initiatives targeting operating effectiveness and cost reduction. These activities resulted in restructuring charges primarily consisting of headcount reductions totaling 6,630 million yen and 3,192 million yen for the fiscal years ended March 31, 2018 and 2019, respectively.

Pictures

In an effort to optimize the organization and improve the performance of the Pictures segment, Sony has implemented a number of restructuring initiatives targeting operating effectiveness and cost reduction. These activities resulted in restructuring charges primarily consisting of headcount reductions totaling 4,795 million yen for the fiscal year ended March 31, 2019.

MC

In an effort to improve the performance of the smartphone business in the MC segment, Sony has implemented a number of restructuring initiatives targeting profitability improvement. These activities resulted in restructuring charges primarily consisting of the closure and consolidation of manufacturing sites as well as sales offices overseas totaling 16,011 million yen for the fiscal year ended March 31, 2019.

All Other and Corporate

As described in Note 26, Sony and Murata Manufacturing Co., Ltd. signed a binding definitive agreement on October 31, 2016 to transfer the Sony Group’s battery business to the Murata Group, which was completed on September 1, 2017. Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation of these assets and liabilities, recorded impairment losses of 42,298 million yen in other operating (income) expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Supplemental consolidated statements of income information

(1)	Other operating (income) expense, net

Sony records transactions in other operating (income) expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

Other operating (income) expense, net is comprised of the following:

	Yen in millions
	March 31
	2017	2018	2019
Gain on sale of Sony City Osaki*1	(4,914)	(4,914)	—
Gain on remeasurement of EMI shares*2	—	—	(116,939)
Gain on sale and issuance of M3 shares*3	(37,167)	(18)	(61)
(Gain) loss on purchase/sale of interests in subsidiaries and affiliates, net*4	(4,259)	(29,595)	(1,496)
(Gain) loss on sale, disposal or impairment of assets, net*5	195,341	38,599	46,928

	149,001	4,072	(71,568)

*1	A portion of gain on sale and leaseback transactions is deferred and is amortized on a straight-line basis over the lease term.

*2	Refer to Notes 5 and 25.

*3	Refer to Note 5.

*4	Refer to Notes 25 and 26.

*5	Refer to Notes 9, 13, 20 and 26.

(2)	Research and development costs

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2017, 2018 and 2019 were 447,456 million yen, 458,518 million yen and 481,202 million yen, respectively.

(3)	Advertising costs

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2017, 2018 and 2019 were 363,815 million yen, 407,106 million yen and 385,500 million yen, respectively.

(4)	Shipping and handling costs

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2017, 2018 and 2019 were 42,195 million yen, 46,252 million yen and 51,757 million yen, respectively, which included the internal transportation costs of finished goods.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

22.	Income taxes

Domestic and foreign components of income before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Income before income taxes:
Sony Corporation and all subsidiaries in Japan	166,158	436,494	310,020
Foreign subsidiaries	85,461	262,555	701,628

	251,619	699,049	1,011,648

Income taxes — Current:
Sony Corporation and all subsidiaries in Japan	49,739	69,697	82,081
Foreign subsidiaries	50,521	57,988	84,667

	100,260	127,685	166,748

Income taxes — Deferred:
Sony Corporation and all subsidiaries in Japan	11,478	29,640	17,907
Foreign subsidiaries	12,320	(5,555)	(139,557)

	23,798	24,085	(121,650)

Total income tax expense	124,058	151,770	45,098

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2017	2018	2019
Statutory tax rate	31.7%	31.5%	31.5%
Non-deductible expenses	2.3	0.8	0.7
Income tax credits	(2.9)	(0.6)	(1.6)
Change in statutory tax rate and law	0.3	(1.2)	(0.3)
Change in valuation allowances (other than the reversal of Sony Americas Holding Inc. (“SAHI”) and its U.S. consolidated tax filing group below)	7.3	(5.2)	2.3
The reversal of valuation allowances of SAHI and its U.S. consolidated tax filing group	—	—	(15.3)
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	(1.4)	(0.8)	(0.1)
Lower tax rate applied to life and non-life insurance business in Japan	(2.2)	(0.8)	(0.5)
Foreign income tax differential	(3.0)	(2.6)	(6.4)
Adjustments to tax reserves	(1.1)	(0.8)	(0.3)
Effect of equity in net income of affiliated companies	0.0	0.0	0.0
The remeasurement gain for the equity interest in EMI	—	—	(2.4)
Impairment of goodwill in the Pictures segment	15.0	—	—
Other	3.3	1.4	(3.1)

Effective income tax rate	49.3%	21.7%	4.5%

In March 2016, the Japanese legislature enacted tax law changes which included further lowering of the national corporate tax rate, limiting the annual use of net operating loss carryforwards to 55% of taxable income for the period ended March 31, 2018, and to 50% of taxable income for periods beginning on or after April 1, 2018. As a result, the statutory tax rate from the fiscal year ended March 31, 2017 onward will be approximately 31.5%. On December 22, 2017, the U.S. Tax Reform Act was signed into law, making significant changes to the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

U.S. tax rules. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning January 1, 2018 and the transition of U.S. international taxation from a worldwide tax system to a modified territorial system, with a one-time mandatory transition tax on previously deferred foreign earnings of U.S. subsidiaries.

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

Sony calculated its best estimate of the impact of the U.S. Tax Reform Act in the March 31, 2018 income tax provision in accordance with its understanding of the U.S. Tax Reform Act and guidance available at that time. Sony has completed its accounting for all enactment date effects and no material adjustment was recorded to the provisional amount in the fiscal year ended March 31, 2019.

In addition to lowering the statutory corporate tax rate from 35% to 21%, the U.S. Tax Reform Act also eliminated certain deductions, included new restrictions on the deduction for interest, introduced a new tax regime called the Base Erosion Anti-Abuse Tax or “BEAT”, and changed how foreign earnings of the U.S. group are subject to tax. The U.S. Tax Reform Act also enhanced and extended the option to claim accelerated depreciation and amortization deductions by allowing full expensing of qualified property, including film costs, through 2022. The U.S. Tax Reform Act also provided for beneficial treatment of certain income derived by a U.S. entity from outside the United States (referred to as Foreign Derived Intangible Income or “FDII”).

The BEAT creates a minimum tax on multinational corporations by requiring companies subject to the BEAT to pay the greater of their regular tax liability (less certain credits, including foreign tax credits) or 10% for taxable years beginning in 2019 (6.25% for Sony’s fiscal year ended March 31. 2019) of a modified tax base which adds back certain related party payments. The BEAT comparison to regular tax must be done each year if the taxpayer’s “base erosion” related party payments exceed 3% of total deductions on its U.S. tax return. Sony expects to exceed the 3% threshold for the fiscal year ended March 31, 2019 based on current estimates available as of March 31, 2019. This threshold calculation will be finalized at the time of the filing of the tax return. If Sony exceeds the 3% threshold and is subject to the BEAT rules, Sony expects that its BEAT tax liability will exceed its regular tax liability as a result of the use of foreign tax credits to reduce its regular tax liability. Sony is required to account for BEAT as a period cost and to record deferred taxes at the regular statutory rate. Accordingly, Sony has recorded its U.S. deferred tax assets and liabilities at 21%.

Sony provides a valuation allowance for its deferred tax assets, which includes net operating losses, temporary differences and tax credits, when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction. As of December 31, 2018, SAHI and its U.S. consolidated tax filing group has continued its profitable trend, primarily as a result of the G&NS segment and the Music segment. Based on an assessment of the available positive and negative evidence, in particular recent profit history and forecasted profitability, in the quarter ended December 31, 2018, Sony reversed the valuation allowances recorded against a significant portion of the deferred tax assets in the United States, primarily for net operating losses, temporary differences and certain tax credits, and recorded a tax benefit of 154,201 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2018	2019
Deferred tax assets:
Operating loss carryforwards for tax purposes	439,206	413,494
Accrued pension and severance costs	106,161	103,652
Amortization including film costs	95,069	86,196
Warranty reserves and accrued expenses	104,410	108,515
Future insurance policy benefits	33,812	36,683
Inventory	15,792	19,716
Depreciation	43,353	34,638
Tax credit carryforwards	125,327	117,471
Reserve for doubtful accounts	8,534	9,136
Impairment of investments	14,146	12,278
Deferred revenue	14,478	19,081
Other	132,800	169,897

Gross deferred tax assets	1,133,088	1,130,757
Less: Valuation allowance	(899,835)	(723,114)

Total deferred tax assets	233,253	407,643

Deferred tax liabilities:
Insurance acquisition costs	(166,717)	(169,244)
Future insurance policy benefits	(167,058)	(181,052)
Unbilled accounts receivable in the Pictures segment	(63,196)	(44,842)
Unrealized gains on securities	(83,298)	(75,573)
Gain on equity securities	—	(33,082)
Intangible assets acquired through stock exchange offerings	(23,949)	(23,949)
Intangible assets derived from EMI Music Publishing acquisition	—	(93,979)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(14,160)	(15,758)
Investment in M3	(35,802)	(37,007)
Other	(32,164)	(62,092)

Gross deferred tax liabilities	(586,344)	(736,578)

Net deferred tax liabilities	(353,091)	(328,935)

Based on the weight of the available positive and negative evidence, for the fiscal year ended March 31, 2019, Sony continued to maintain valuation allowances against the deferred tax assets at Sony Corporation and its national tax filing group in Japan, as well as at Sony Mobile Communications in Sweden, Sony Europe B.V. in the United Kingdom, certain subsidiaries in Brazil, and certain subsidiaries in other tax jurisdictions. Valuation allowances also continue to be recorded on the remaining U.S. deferred tax assets, primarily foreign tax credits, due to restrictions on the use of such assets and their relatively short remaining carryforward periods.

The net changes in the total valuation allowance were decreases of 3,894 million yen, 152,129 million yen and 176,721 million yen for the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

The decrease in the valuation allowances during the fiscal year ended March 31, 2017 was primarily due to the use of net operating loss carryforwards for the national tax filing group in Japan.

The decrease in the valuation allowances during the fiscal year ended March 31, 2018 was primarily due to the use of net operating loss carryforwards and other deferred tax assets for both the national tax filing group in Japan and the consolidated tax filing group in the United States. The U.S. deferred tax assets were also reduced as a result of the reduction in the tax rate under the U.S. Tax Reform Act which had a corresponding reduction of the valuation allowance on those assets. In addition, valuation allowances were reversed in several jurisdictions, including France and Canada, as a result of sustained profitability.

The decrease in the valuation allowances during the fiscal year ended March 31, 2019 was due to the reversal of the valuation allowances on significant deferred tax assets in SAHI and its U.S. consolidated tax filing group and the use of net operating loss carryforwards and other deferred tax assets in the national tax filing group in Japan and other jurisdictions.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

At March 31, 2019, 21,082 million yen of deferred income taxes have not been provided on undistributed earnings of certain foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 1,317,603 million yen. In addition, deferred income taxes have not been provided on the gain on the book/tax basis difference in subsidiaries, including a gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991 and the remeasurement gain for the equity interest in EMI (Refer to Note 25). Sony does not anticipate any significant tax consequences on the possible future disposition of these investments based on its tax planning strategies.

At March 31, 2019, Sony had net operating loss carryforwards, the tax effect of which totaled 413,494 million yen, which may be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 162,194 million yen with no expiration period, substantially all of the total net operating loss carryforwards expire at various dates between the fiscal years ending March 31, 2020 and 2024.

Tax credit carryforwards at March 31, 2019 amounted to 117,471 million yen. With the exception of 20,127 million yen with no expiration period, substantially all of the total available tax credit carryforwards expire at various dates between the fiscal years ending March 31, 2020 and 2029.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2017	2018	2019
Balance at beginning of the fiscal year	114,126	119,529	95,425
Reductions for tax positions of prior years	(558)	(8,809)	(31,396)
Additions for tax positions of prior years	13,353	4,681	3,094
Additions based on tax positions related to the current year	8,231	5,740	2,594
Settlements	(8,300)	(21,893)	(4,235)
Lapse in statute of limitations	(3,454)	(3,469)	(14,824)
Foreign currency translation adjustments	(3,869)	(354)	(81)

Balance at end of the fiscal year	119,529	95,425	50,577

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	45,987	39,308	35,004

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

During the fiscal year ended March 31, 2019, Sony reversed 1,479 million yen of interest expense and recorded 218 million yen of penalties. At March 31, 2019, Sony had recorded liabilities of 9,309 million yen and 4,855 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 1,639 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2009 through 2018, and by the U.S. tax authorities for tax years from 2015 through 2018 and other material foreign taxing authorities for tax years from 2006 through 2018.

23.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2017, 2018 and 2019 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	73,289	490,794	916,271

	Thousands of shares
Weighted-average shares outstanding	1,262,023	1,263,895	1,266,592
Effect of dilutive securities:
Stock acquisition rights	2,358	4,565	4,088
Zero coupon convertible bonds	23,962	23,960	23,966

Weighted-average shares for diluted EPS computation	1,288,343	1,292,420	1,294,646

	Yen
Basic EPS	58.07	388.32	723.41

Diluted EPS	56.89	379.75	707.74

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2017, 2018 and 2019 were 6,856 thousand shares, 2,921 thousand shares and 5,731 thousand shares, respectively. Potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal years ended March 31, 2017, 2018 and 2019 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for those fiscal years. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

24.	Variable interest entities

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

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of these VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of Sony are not available to settle the obligations of these VIEs. As of March 31, 2019, the total assets and liabilities for these VIEs, on an aggregate basis, were 47,700 million yen and 27,861 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

25.	Acquisitions

(1)	TEN Sports Network acquisition

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

Pro forma results of operations have not been presented because the effect of the acquisition was not material.

(2)	EMI Music Publishing acquisition

On November 14, 2018, Sony Corporation of America, Sony’s wholly-owned subsidiary, completed the acquisition of the entirety of the approximately 60% equity interest held by the investor consortium led by the Mubadala Investment Company in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing, for the equity purchase price of 257,168 million yen (2,269 million U.S. dollars), which includes payments related to warrants and management equity plans. Sony paid all the consideration in cash upon the acquisition. As a result of this acquisition, EMI has become a wholly-owned subsidiary of Sony. This acquisition allows Sony to build upon its music publishing library by providing the Company with full ownership of the EMI Music Publishing catalog which was being administered by Sony’s wholly-owned music publishing subsidiary, Sony/ATV Music Publishing. Sony’s consolidated income statements for the fiscal year ended March 31, 2019 include revenue and operating income of 28,871 million yen (260 million U.S. dollars) and 6,432 million yen (58 million U.S. dollars), respectively, attributable to EMI since the date of acquisition. Sony’s consolidated income statements for the three months ended March 31, 2019 include revenue and operating income of 18,420 million yen (167 million U.S. dollars) and 4,522 million yen (41 million U.S. dollars), respectively, attributable to EMI.

Prior to the acquisition, Sony’s interest in EMI was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in EMI, Sony consolidated EMI using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed and residual goodwill of EMI. Sony remeasured the approximately 40% equity interest in EMI that Sony already owned prior to the acquisition at a fair value of 141,141 million yen (1,245 million U.S. dollars) which resulted in the recognition of a non-cash gain of 116,939 million yen (1,032 million U.S. dollars) recorded in other operating income, net for the three months ended December 31, 2018. Sony did not record any tax expense or deferred tax liability corresponding to this gain. Sony also assumed EMI’s existing interest-bearing debt of 148,621 million yen (1,311 million U.S. dollars) as a result of this acquisition, of which 108,942 million yen (961 million U.S. dollars) was repaid immediately from Sony’s existing cash.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table summarizes the fair values assigned to the assets and liabilities of EMI that were recorded in the Music segment. The purchase price allocation as of the date of the acquisition is preliminary and is subject to revision as more detailed analyses are completed. The primary areas of the purchase price allocation that are not yet finalized are related to income taxes and the residual goodwill.

Yen in millions
Cash and cash equivalents	12,971
Notes and accounts receivable, trade and contract assets	32,287
Prepaid expenses and other current assets	10,220
Securities investments and other	1,476
Intangibles, net	420,534
Goodwill	237,271
Other	10,023

Total assets	724,782

Notes and accounts payable, trade	1,731
Accounts payable, other and accrued expenses	70,675
Accrued income and other taxes	3,082
Long-term debt	148,621
Accrued pension and severance costs	1,947
Deferred income taxes	94,849
Other	5,564

Total liabilities	326,469

Intangibles mainly consists of music publishing catalogs with weighted average amortization periods of 43 years. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams and synergies with existing Sony assets and businesses, and is calculated as the excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the Music segment.

The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and EMI as though the acquisition had occurred as of the beginning of the fiscal year ended March 31, 2018:

	Yen in millions, Yen per share amounts
	Fiscal year ended March 31
	2018	2019
Net sales	8,612,280	8,738,209
Operating income	854,786	801,973
Net income attributable to Sony Corporation’s stockholders	584,019	817,629
Per share data:
— Basic EPS	462.08	645.53
— Diluted EPS	451.88	631.55

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable, and is not intended to represent or be indicative of what Sony’s consolidated net income attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of the fiscal year ended March 31, 2018 and should not be taken as indicative of Sony’s future consolidated net income attributable to Sony Corporation’s stockholders. The unaudited supplemental pro forma financial information includes the elimination of equity in net income and consolidation of EMI, the adjustment of the gain from the remeasurement of the previously owned equity interest, incremental intangible asset amortization, net of the related tax effects and the adjustments of expenses incurred in relation to warrants and management equity plans.

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

During the fiscal year ended March 31, 2019, Sony completed other acquisitions for total consideration of 7,743 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 5,773 million yen of goodwill and 4,422 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of other acquisitions, individually and in aggregate, were not material.

26.	Divestitures

(1)	Battery business

On October 31, 2016, Sony and Murata Manufacturing Co., Ltd. signed a binding definitive agreement to transfer the Sony Group’s battery business to the Murata Group which was completed on September 1, 2017. Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation of these assets and liabilities, recorded impairment losses of 42,298 million yen in other operating (income) expense, net in the consolidated statements of income for the fiscal year ended March 31, 2017.

(2)	Sale of equity interest in Sony Electronics Huanan Co., Ltd.

On April 1, 2017, Sony transferred all of the equity interest in Sony Electronics Huanan Co., Ltd. (“SEH”), a wholly-owned subsidiary in the Semiconductors segment that manufactures camera modules, to Shen Zhen O-Film Tech Co., Ltd. The consideration for the transfer is approximately 234 million U.S. dollars, including the assumption of SEH’s debt and the sales price of approximately 95 million U.S. dollars. As the result of the transfer, Sony recognized a gain on transfer totaling 28,262 million yen in other operating (income) expense, net in the consolidated statement of income for the fiscal year ended March 31, 2018.

27.	Collaborative arrangements

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

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

For the fiscal years ended March 31, 2017, 2018 and 2019, 44,124 million yen, 49,547 million yen and 42,343 million yen, respectively, were recorded as net sales for amounts due from the other participants and 29,594 million yen, 24,280 million yen and 22,702 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants in these collaborative arrangements.

28.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2019, the total unused portion of the lines of credit extended under these contracts was 27,553 million yen. Based upon the information currently available, it is not possible to estimate the aggregate amounts of future year-by-year payments for these loan commitments.

(2)	Purchase commitments and other

Purchase commitments and other outstanding as of March 31, 2019 amounted to 593,338 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of March 31, 2019, these subsidiaries were committed to make payments under such contracts of 94,871 million yen.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within six years. As of March 31, 2019, these subsidiaries were committed to make payments of 112,578 million yen under such contracts.

A subsidiary in the G&NS segment has entered into contracts for programming content. These contracts cover various periods mainly within a year. As of March 31, 2019, this subsidiary was committed to make payments of 11,027 million yen under such contracts.

Sony has entered into purchase contracts for fixed assets. As of March 31, 2019, Sony has committed to make payments of 164,174 million yen under such contracts.

Sony has entered into purchase contracts for materials. As of March 31, 2019, Sony has committed to make payments of 125,164 million yen under such contracts.

Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within two years. As of March 31, 2019, Sony has committed to make payments of 10,132 million yen under such contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five fiscal years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2020	344,417
2021	82,600
2022	55,492
2023	40,349
2024	26,387
Later fiscal years	44,093

Total	593,338

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that these investigations have ended. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Most of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Since 2011, in relation to the secondary batteries business that was operated by Sony and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Most of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain lawsuits are still pending. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2019 amounted to 2,531 million yen.

In addition to the above, Sony also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The changes in the product warranty liability for the fiscal years ended March 31, 2017, 2018 and 2019 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Balance at beginning of the fiscal year	64,450	57,694	44,717
Additional liabilities for warranties	51,465	32,179	23,041
Settlements (in cash or in kind)	(47,922)	(30,570)	(26,326)
Changes in estimate for pre-existing warranty reserve	(8,120)	(16,802)	(7,370)
Translation adjustments	(2,179)	2,216	(1,057)

Balance at end of the fiscal year	57,694	44,717	33,005

The consideration received for extended warranty service, which is not a significant portion of the warranty activities provided by Sony, is excluded from the amounts in the table above.

29.	Business segment information

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

The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes Recorded Music, Music Publishing

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

and Visual Media and Platform businesses. The Pictures segment includes Motion Pictures, Television Productions and Media Networks businesses. The HE&S segment includes Televisions as well as Audio and Video businesses. The IP&S segment includes the Still and Video Cameras business. The MC segment includes the manufacture and sales of mobile phones and an internet-related service business. The Semiconductors segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the overseas disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Segment sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Sales and operating revenue:
Game & Network Services —
Customers	1,581,568	1,848,298	2,224,622
Intersegment	68,231	95,514	86,250

Total	1,649,799	1,943,812	2,310,872
Music —
Customers	630,767	784,792	795,025
Intersegment	16,891	15,203	12,464

Total	647,658	799,995	807,489
Pictures —
Customers	901,230	1,010,173	985,270
Intersegment	1,899	894	1,603

Total	903,129	1,011,067	986,873
Home Entertainment & Sound —
Customers	1,034,215	1,221,734	1,154,533
Intersegment	4,789	999	878

Total	1,039,004	1,222,733	1,155,411
Imaging Products & Solutions —
Customers	571,499	647,163	661,304
Intersegment	8,134	8,729	9,146

Total	579,633	655,892	670,450
Mobile Communications —
Customers	752,688	713,916	487,330
Intersegment	6,457	9,826	10,670

Total	759,145	723,742	498,000
Semiconductors—
Customers	659,779	726,892	770,622
Intersegment	113,344	123,118	108,708

Total	773,123	850,010	879,330
Financial Services —
Customers	1,080,284	1,221,235	1,274,708
Intersegment	7,220	7,142	7,831

Total	1,087,504	1,228,377	1,282,539
All Other —
Customers	375,116	351,527	299,806
Intersegment	75,334	55,647	45,931

Total	450,450	407,174	345,737
Corporate and elimination	(286,195)	(298,820)	(271,014)

Consolidated total	7,603,250	8,543,982	8,665,687

G&NS intersegment amounts primarily consist of transactions with All Other. Semiconductors intersegment amounts primarily consist of transactions with the G&NS segment, the IP&S segment and the MC segment. All

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Operating income (loss):
Game & Network Services	135,553	177,478	311,092
Music	75,798	127,786	232,487
Pictures	(80,521)	41,110	54,599
Home Entertainment & Sound	58,504	85,841	89,669
Imaging Products & Solutions	47,257	74,924	83,975
Mobile Communications	10,164	(27,636)	(97,136)
Semiconductors	(7,811)	164,023	143,874
Financial Services	166,424	178,947	161,477
All Other	(29,585)	(23,530)	(11,127)

Total	375,783	798,943	968,910
Corporate and elimination	(87,081)	(64,083)	(74,675)

Consolidated operating income	288,702	734,860	894,235
Other income	14,418	23,728	144,735
Other expenses	(51,501)	(59,539)	(27,322)

Consolidated income before income taxes	251,619	699,049	1,011,648

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

Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, changes have been made to the method of calculating the amount of pension and severance-related expenses allocated to Sony’s headquarters and each business segment from the fiscal year ended March 31, 2018. As a result of these changes, an increase in corporate costs totaling 7.5 billion yen is included in Corporate and elimination for the fiscal year ended March 31, 2018. Conversely, a decrease in expenses totaling the same amount is included in each business segment, mainly in the Semiconductors (3.2 billion yen) and IP&S (2.0 billion yen) segments. These changes have no impact on consolidated operating income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Equity in net income (loss) of affiliated companies:
Game & Network Services	—	—	—
Music	5,435	4,483	(6,915)
Pictures	(35)	(129)	106
Home Entertainment & Sound	—	—	—
Imaging Products & Solutions	—	—	—
Mobile Communications	(79)	(102)	(38)
Semiconductors	—	—	—
Financial Services	(3,601)	(61)	(682)
All Other	1,843	4,378	4,530

Consolidated total	3,563	8,569	(2,999)

Depreciation and amortization:
Game & Network Services	25,486	29,091	29,023
Music	16,124	18,230	21,259
Pictures	20,487	24,458	24,081
Home Entertainment & Sound	19,830	21,136	21,887
Imaging Products & Solutions	25,442	23,928	24,867
Mobile Communications	19,794	19,215	14,995
Semiconductors	102,328	99,258	110,746
Financial Services, including deferred insurance acquisition costs	47,056	79,843	91,179
All Other	7,407	5,910	4,940

Total	283,954	321,069	342,977
Corporate	43,094	40,375	31,049

Consolidated total	327,048	361,444	374,026

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Sales and operating revenue:
Game & Network Services
Digital Software and Add-on Content	525,683	762,220	1,102,231
Network Services	189,241	270,972	326,524
Hardware and Others	866,644	815,106	795,867

Total	1,581,568	1,848,298	2,224,622
Music
Recorded Music	388,948	446,960	426,926
Music Publishing	66,541	74,360	106,666
Visual Media and Platform	175,278	263,472	261,433

Total	630,767	784,792	795,025
Pictures
Motion Pictures	409,363	448,945	436,017
Television Productions	271,886	289,024	288,816
Media Networks	219,981	272,204	260,437

Total	901,230	1,010,173	985,270
Home Entertainment & Sound
Televisions	720,557	861,763	788,423
Audio and Video	311,771	357,194	362,580
Other	1,887	2,777	3,530

Total	1,034,215	1,221,734	1,154,533
Imaging Products & Solutions
Still and Video Cameras	351,834	415,318	421,506
Other	219,665	231,845	239,798

Total	571,499	647,163	661,304
Mobile Communications	752,688	713,916	487,330
Semiconductors	659,779	726,892	770,622
Financial Services	1,080,284	1,221,235	1,274,708
All Other	375,116	351,527	299,806
Corporate	16,104	18,252	12,467

Consolidated total	7,603,250	8,543,982	8,665,687

Sony has realigned its product category configuration in the G&NS segment for the fiscal year ended March 31, 2019. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on contents through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

Geographic Information:

Sales and operating revenue attributed to countries and areas based on location of external customers for the fiscal years ended March 31, 2017, 2018 and 2019 and property, plant and equipment, net as of March 31, 2018 and 2019 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2017	2018	2019
Sales and operating revenue:
Japan	2,392,790	2,625,619	2,591,784
United States	1,673,768	1,835,705	1,982,135
Europe	1,634,683	1,841,457	1,862,166
China	557,995	674,718	770,416
Asia-Pacific	866,712	1,024,179	912,193
Other Areas	477,302	542,304	546,993

Total	7,603,250	8,543,982	8,665,687

	Yen in millions
	March 31
	2018	2019
Property, plant and equipment, net:
Japan	563,593	590,694
United States	97,979	113,581
Europe	23,302	22,622
China	11,232	11,694
Asia-Pacific	36,738	34,273
Other Areas	6,626	4,189

Total	739,470	777,053

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea, Oceania, Thailand and Malaysia
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue or property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2017, 2018 and 2019.

30.	Subsequent events

(1)	Setting of parameters for repurchase of shares of its own common stock

Sony Corporation approved the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act at the meeting of its Board of Directors held on May 16, 2019:

(i)	Total number of shares for repurchase: 60 million shares (maximum)

(ii)	Total purchase price for repurchase of shares: 200 billion yen (maximum)

(iii)	Period of repurchase: May 17, 2019 to March 31, 2020

(2)	Acquisition of equity interests in joint ventures in the life insurance business

On May 17, 2019, Sony Life Insurance Co., Ltd. (“Sony Life”), Sony’s consolidated subsidiary, entered into a legally binding memorandum of understanding with AEGON International B.V. (“AEGON”) regarding the sale of the 50% equity interests held by AEGON in AEGON Sony Life Insurance Co. Ltd. and SA Reinsurance Ltd. (collectively, the “JVs”) to Sony Life. The purchase price for the sale is 16 billion yen, subject to certain closing adjustments being made, if applicable. The closing of the transaction is subject to certain closing conditions, including regulatory approvals. As of the closing of the transaction, Sony Life will own 100% of the equity interests in the JVs and the JVs will become consolidated subsidiaries of Sony.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Beginning adjustment (Note 3)	Additions charged to costs and expenses	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2017:
Allowance for doubtful accounts and sales returns	72,783	—	33,667	(50,858)	(2,442)	53,150

Fiscal year ended March 31, 2018:
Allowance for doubtful accounts and sales returns	53,150	—	45,515	(51,302)	1,300	48,663

Fiscal year ended March 31, 2019:
Allowance for doubtful accounts	48,663	(25,114)	7,112	(5,532)	311	25,440

Notes:

1.	Reversal including amounts written off.

2.	Translation adjustments.

3.

Sony adopted ASU 2014-09 from April 1, 2018, and as a result, sales returns are presented as a liability instead of as a contra-asset allowance. Accordingly, Sony changed the presentation from “Allowance for doubtful accounts and sales returns” to “Allowance for doubtful accounts” for the fiscal year ended March 31, 2019.

	Yen in millions
	Balance at beginning of period	Additions	Deductions	Other (Note 1)	Balance at end of period
Fiscal year ended March 31, 2017:
Valuation allowance — Deferred tax assets	1,055,858	149,697	(154,210)	619	1,051,964

Fiscal year ended March 31, 2018:
Valuation allowance — Deferred tax assets	1,051,964	70,797	(123,597)	(99,329)	899,835

Fiscal year ended March 31, 2019:
Valuation allowance — Deferred tax assets	899,835	116,938	(309,226)	15,567	723,114

Note:

1.	Translation adjustments and the effect of change in statutory tax rate.