Form 20-F
period 2020-03-31
SONY CORP
filed 2020-06-26
CIK 313838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020
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
J. Justin Hill, Senior Vice President, Finance & Investor Relations
Sony Corporation of America
25 Madison Avenue, 26
th
Floor
New York, NY 10010-8601
Telephone:
212-833-6722
E-mail:
ir@sony.com
(Name, Telephone, E-mail and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares *	SNE	New York Stock Exchange
Common Stock **

*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one share of Common Stock.

**	No par value per share. Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

	Outstanding as of
	March 31, 2020	March 31, 2020
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,220,159,940
American Depositary Shares		114,612,168

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☑
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

Cautionary Statement
Statements made in this document with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.
Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of the Coronavirus Disease 2019
(“COVID-19”)
could heighten many of the risks and uncertainties noted above.
Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in “Risk Factors” under “Item 3.
Key Information
,” “Item 4.
Information on the Company
,” “Item 5.
 Operating and Financial Review and Prospects
,” “Legal Proceedings” included in “Item 8.
Financial Information
,” Sony’s consolidated financial statements referenced in “Item 8.
Financial Information
” and “Item 11.
Quantitative and Qualitative Disclosures about Market Risk
.”
In this document, Sony Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.” In addition, sales and operating revenue are referred to as “sales” in the narrative description except in the consolidated financial statements.

Item 1.	Identity of Directors, Senior Management and Advisers
Not Applicable
Item 2.	Offer Statistics and Expected Timetable
Not Applicable
Item 3.	Key Information
A.	Selected Financial Data

	Fiscal year ended March 31
	2016		2017		2018		2019		2020
	(Yen in millions, yen per share amounts)
Income statement data:
Sales and operating revenue	8,105,712		7,603,250		8,543,982		8,665,687		8,259,885
Equity in net income (loss) of affiliated companies	2,238		3,563		8,569		(2,999)		9,637
Operating income	294,197		288,702		734,860		894,235		845,459
Income before income taxes	304,504		251,619		699,049		1,011,648		799,450
Income taxes	94,789		124,058		151,770		45,098		177,190
Net income attributable to Sony Corporation’s stockholders	147,791		73,289		490,794		916,271		582,191
Comprehensive income (loss)	(44,915)		143,652		553,220		995,542		666,032
Data per share of Common Stock:
Net income attributable to Sony Corporation’s stockholders*
— Basic	119.40		58.07		388.32		723.41		471.64
— Diluted	117.49		56.89		379.75		707.74		461.23
Cash dividends declared Interim	10.00		10.00		12.50		15.00		20.00
	(8.09 cents	)	(8.79 cents	)	(11.11 cents	)	(13.18 cents	)	(18.38 cents	)
Cash dividends declared Fiscal year-end	10.00		10.00		15.00		20.00		25.00
	(9.01 cents	)	(9.13 cents	)	(13.75 cents	)	(18.28 cents	)	(22.76 cents	)
Balance sheet data:
Sony Corporation’s stockholders’ equity	2,463,340		2,497,246		2,967,366		3,746,377		4,125,306
Common stock	858,867		860,645		865,678		874,291		880,214
Net assets	3,124,410		3,135,422		3,647,157		4,436,690		4,789,535
Total assets**	16,673,390		17,660,556		19,065,538		20,981,586		23,039,343
Number of shares issued at fiscal year-end (thousands of shares of common stock)	1,262,494		1,263,764		1,266,552		1,271,230		1,261,059
Sony Corporation’s stockholders’ equity per share of common stock	1,952.79		1,977.72		2,344.96		2,995.31		3,380.96
* Refer to Note 23 of the consolidated financial statements.
** As of April 1, 2019, Sony adopted Accounting Standards Update (“ASU”)
2016-02,
which amends leasing guidance. Sony adopted the ASU on a modified retrospective basis with no restatement of comparative periods. Refer to Note 2 of the consolidated financial statements.
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
The coronavirus disease 2019
(COVID-19)
pandemic has adversely affected, and is expected to continue to adversely affect, Sony’s business operations, operating results and financial condition.
The COVID-19 pandemic is adversely affecting the production, development, sale and distribution of the products and services in each of Sony’s business segments, and this negative impact is expected to continue in the future. For example, in the Game & Network Services (“G&NS”) segment, there has been an adverse impact on the production of hardware due to issues in the component supply chain. In the Music segment, CDs and other packaged media sales are decreasing due to restrictions on going outside, and ticket, merchandising and video revenues are decreasing as concerts and other events are being postponed and cancelled in Japan and other areas. In the Pictures segment, box office revenue has been impacted by the closure of movie theaters around the world, and Sony generally has not been able to release its already completed titles in theaters. In the Electronics Products & Solutions (“EP&S”) segment, certain of Sony’s manufacturing sites ceased production for a period of time pursuant to local government policy, and a portion of supply continues to be insufficient to meet demand. Additionally, some partner companies that supply components to several of Sony’s businesses have reduced their operations, causing a delay in the production of some Sony products due to component shortages.
In the Financial Services segment, pursuant to the announcement of a state of emergency by the Japanese government, all in-person
sales activity of the Lifeplanner
®
salespeople at Sony Life Insurance Co., Ltd. (“Sony Life”) was suspended from April 2020 to May 2020. The impact that these and other
COVID-19-related
factors have had on Sony’s ability to produce, develop, sell and distribute the products and services of each of Sony’s business segments is further discussed in “Item 5.
Operating and Financial Review and Prospects.
”
The timing and extent to which the pandemic further negatively impacts Sony’s business could vary greatly depending on future developments, such as the possible further spread of or a resurgence in
COVID-19,
as well as the state of lockdowns and other measures in various geographic areas around the world. For example, in the G&NS segment, hardware production and game software development could continue to be delayed due to the impact of
COVID-19.
The Music segment may continue to be negatively impacted by delays in the release of new music and a global reduction in advertising licensing revenue, and the Pictures segment may continue to be negatively impacted by delays in the production and release schedules of new motion pictures and TV shows, as well as by the global reduction in advertising revenue. The EP&S segment could continue to be adversely impacted by factory shutdowns and supply chain issues, and by the closure of retail stores globally. The Imaging & Sensing Solutions (“I&SS”) segment may be negatively impacted by a decline in demand in the smartphone market, and the Financial Services segment may continue to be negatively affected by the prohibition against all in-person
sales activity of the Lifeplanner
®
salespeople at Sony Life.
The continued impact of
COVID-19
could heighten many of the risks and uncertainties noted below.
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
The competitive factors Sony faces vary depending on the nature of the business. For example, Sony’s electronics businesses compete on the basis of various factors including price and function, while Sony’s Music and Pictures businesses compete for talent, such as artists, songwriters, actors, directors and producers, and for entertainment content that is created, acquired, licensed and/or distributed. Competition on price can lead to lower margins when costs do not fall at a proportional rate, and competition for talent and appealing product can also lead to lower profitability if the higher costs required for such talent and content cannot be recouped through greater sales. Moreover, even for those products where Sony believes it has a strong competitive advantage, such as image sensors, it is possible that its competitors’ technological capabilities will accelerate such that Sony would be unable to maintain its advantageous market position. In its consumer electronics businesses, to produce products that appeal to changing and increasingly diverse consumer preferences or to overcome the fact that a relatively high percentage of consumers already possess similar products, Sony must develop superior technology, anticipate consumer tastes and rapidly develop attractive and differentiated products with competitive prices and features. Sony faces increasingly intense pricing pressure from competitors, retailer consolidation, new sales/distribution channels and shorter product cycles in a variety of consumer product categories. In the Music and Pictures segments, operating results can be impacted by worldwide consumer acceptance of their products, which is difficult to predict, by competing products released at or near the same time and by alternative forms of entertainment and leisure activities available to consumers. Additionally, the spread of
COVID-19
starting in the beginning of the 2020 calendar year resulted in lockdowns around the world, which are influencing changes in consumer behavior.
If Sony is unable to maintain its advantageous market position in the fields in which it has a technological or other competitive advantage, Sony is unable to effectively anticipate and counter the ongoing price erosion that frequently affects its consumer products or the cost pressures affecting its businesses, there is a change in existing business models or consumer preferences, or the average prices of Sony’s products decrease faster than Sony is able to reduce manufacturing costs, Sony’s operating results and financial condition may be adversely impacted.
To remain competitive and stimulate customer demand, Sony must invest in research and development to achieve product and service innovations and successfully manage frequent introductions of such new products and services.
To strengthen the competitiveness of its products and services, Sony continues to invest in research and development (“R&D”), particularly in growth areas such as image sensors and the G&NS segment. However, Sony may not be successful in investing in R&D if it fails to identify products, services and market trends with significant growth potential. In addition, Sony’s investments may not yield the innovation or the expected results quickly enough, or competitors may lead Sony in technological innovation. This may hinder Sony’s ability to commercialize new and competitive products and services.
In the consumer electronics, network services and smartphone businesses, Sony must continually introduce, enhance and stimulate customer demand for products and services. Sales of these products and services are particularly sensitive to the significant weighting of consumer demand to the year-end
holiday season. In Sony’s G&NS segment, the successful introduction and penetration of gaming platforms, including streaming, is a significant factor driving sales and profitability, and this success is affected by the ability to provide customers with attractive software line-ups
and online services. However, there is no assurance that third-party software developers and publishers, major contributors to this effort, will continue to develop and release software. In addition, Sony believes that integrating its hardware, software, entertainment content and network services, and investing in R&D to effect such integration, is essential in generating revenue growth and profitability. However, this strategy depends on its ability to further develop network services technologies, coordinate and prioritize strategic and operational issues among Sony’s various business units and sales channels, continually introduce enhanced and competitively priced hardware that is seamlessly connected to network platforms with user interfaces that are innovative and attractive to consumers and also standardize technological and interface specifications industry-wide and across Sony’s networked products and business units. In addition, the G&NS, Music and Pictures segments must invest substantial amounts, which may include significant upfront investments, in internally developed software titles, artist advances, catalog acquisitions, motion picture productions, television productions and broadcast programming before knowing whether their products will receive customer acceptance. Furthermore, underperformance of Pictures’ products in the initial distribution market is correlated with weak performance in subsequent distribution markets, which would have an adverse effect on Sony’s results in the year of initial release as well as future years.
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
Sony actively engages in acquisitions, joint ventures, capital expenditures and other strategic investments to acquire new technologies, efficiently develop new businesses and enhance its business competitiveness. For example, on November 18, 2019, Sony acquired the entirety of the remaining 42% equity interest it did not already own in Game Show Network, LLC (“Game Show Network”), making Game Show Network a wholly-owned subsidiary of Sony.
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
Sony invests heavily in production facilities and equipment, including fabrication facilities used to make image sensors for smartphones and other products. Sony may not be able to recover these capital expenditures in part or full or in the planned timeframe due to the competitive environment, lower-than-expected consumer demand or changes in the financial condition or business decisions of Sony’s major customers. Sony invested 128.9 billion yen and 265.7 billion yen of capital in the fiscal years ended March 31, 2019 and 2020, respectively, mainly for the purpose of increasing image sensor production capacity.
Further, Sony is implementing restructuring and transformation initiatives to enhance profitability, business autonomy and shareholder value and to clearly position each business within the overall business portfolio. For example, Sony transferred its battery business to Murata Manufacturing Co., Ltd. Group in the fiscal year ended March 31, 2018. However, the expected benefits of these initiatives, including the expected level of profitability, may not be realized due to internal and external impediments or market conditions worsening beyond expectations. If Sony is not successful in achieving its restructuring and transformation initiatives, Sony’s operating results, financial condition, reputation, competitiveness or profitability may be adversely affected. Sony incurred restructuring charges in the amount of 22.4 billion yen, 33.1 billion yen and 25.0 billion yen in the fiscal years ended March 31, 2018, 2019 and 2020, respectively.
Sony’s sales and profitability may be affected by the operating performance of wholesalers, retailers, other resellers and third-party distributors.
Sony is dependent for the distribution of its products on wholesalers, retailers, other resellers and third-party distributors, many of whom also distribute competitors’ products. For example, in some cases, Sony’s smartphones sold through cellular network carriers are subsidized by the carriers. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of Sony’s agreements with these carriers or in agreements Sony enters into with new carriers. In addition, the Pictures segment depends on third parties to theatrically exhibit its motion pictures, and to operate cable, satellite, internet and other distribution systems to distribute its motion pictures and television programming; a decline in the licensing fees received from these third parties may adversely affect the Pictures segment’s sales. The Pictures segment’s worldwide television networks are also distributed on third-party cable, satellite and other distribution systems and the failure to renew, or renewal on less favorable terms of, television carriage contracts (broadcasting agreements) with these third-party distributors may adversely affect the Pictures segment’s ability to generate advertising and subscription sales through these networks.
Sony invests in programs to incentivize wholesalers, retailers, and other resellers and third-party distributors to position and promote Sony’s products, but there is no assurance that these programs will provide a significant return or incremental revenue by persuading consumers to buy Sony products instead of competitors’ products.
The operating results and financial condition of many wholesalers, retailers, other resellers and third-party distributors have been adversely impacted by competition, especially from online retailers, and weak economic conditions. If their financial condition continues to weaken, they stop distributing Sony’s products, or uncertainty regarding demand for Sony’s products or other factors cause them to reduce their ordering, marketing, subsidizing, or distributing Sony’s products, Sony’s operating results and financial condition may be adversely impacted. For example, starting in the beginning of the 2020 calendar year, the spread of
COVID-19
led to the closure of retail stores and other businesses globally which is negatively impacting sales of Sony’s products.
As a global company, Sony is subject to a wide range of laws and regulations and a growing consumer focus on corporate social responsibility in many countries. Those laws and regulations, as well as consumer focus, might change in significant ways, leading to an increase in the costs of Sony’s operations, a curtailment of Sony’s activities, and/or an adverse effect on Sony’s reputation.
As a global company, Sony is subject to the laws and regulations of many countries throughout the world that affect its business operations in a number of areas, including advertising, promotions, consumer protection, import and export requirements, anti-corruption, anti-competition, environmental protection, privacy, data protection, content and broadcast regulation, labor, taxation, foreign investment, government procurement, foreign exchange controls, and economic sanctions, as well as laws relating to the collection, use, retention, security and transfer of personally identifiable information.
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
Sony must manage its large volume of and widespread procurement from third-party suppliers and business partners to control inventory levels, availability, costs and quality of parts, components, software and network services within volatile markets.
Sony’s products and services rely on a large volume of third-party suppliers and business partners for parts, components, software and network services, including semiconductors, chipsets for PlayStation game consoles and mobile products, LCD (liquid crystal display) panels and the Android OS that is used in mobile products, televisions and services. External suppliers’ and partners’ shortages, fluctuations in pricing, quality issues, discontinued support, changes in business terms or prioritization of customers outside the electronics sector or of Sony’s competitors can adversely affect Sony’s operating results, brand and reputation. Reliance on third-party software and technologies may make it increasingly difficult for Sony to differentiate its products from competitors’ products. Also, shortages or delayed shipments of critical parts or components may result in a reduction or suspension of production at Sony’s or its business partners’ manufacturing sites, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom parts or components, or where there are initial manufacturing capacity constraints for products, parts or components that use new technologies.
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
Sony’s sales and profitability are sensitive to economic trends in its major markets. In the fiscal year ended March 31, 2020, 29.9%, 22.6% and 20.6% of Sony’s sales and operating revenue were attributable to Japan, the U.S. and Europe, respectively. These markets may be subject to significant economic downturns, resulting in an adverse impact on Sony’s operating results and financial condition. An actual or expected deterioration of economic conditions in any of Sony’s major markets may result in a decline in consumers’ consumption and adverse impacts on the businesses of commercial customers, resulting in reduced demand for Sony’s products and services. For example, in the Pictures segment, a general decline in the economy may result in decreased overall spending within the advertising market and a decline in television networks’ ability to generate revenues, which could result in lower advertising revenues for Sony’s own networks and lower license fees paid by third-party
networks for Sony’s content, which may adversely affect the Pictures segment’s revenues.
In addition, Sony’s operations are conducted in many countries and regions around the world, and these international operations, particularly in certain emerging markets, can create challenges. For example, in Sony’s electronics businesses and the G&NS segment, production and procurement of products, parts and components in China and other Asian countries and regions increase the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand in a timely manner. Further, in certain countries and regions, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as armed conflicts, deterioration in foreign relations, changes in trade policies, non-compliance
 with expected business conduct and a lack of adequate infrastructure. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners Sony’s operating results and financial condition may be adversely affected.
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
 Mid-
 to long-term changes in exchange rate levels may interfere with Sony’s global allocation of resources and hinder Sony’s ability to engage in research and development, procurement, production, logistics, and sales activities while maintaining profitability.
Although Sony seeks to reduce its exposure to foreign exchange risk by hedging a portion of its net short-term foreign currency exposure shortly before the transactions occur, such hedging activity may not offset any, or only a portion, of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place.
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
The prevalence of enhanced internet capabilities and other new media may continue to reduce the demand for packaged physical media and impact traditional television and in-theater
motion picture viewership, which could negatively affect revenues from Sony’s Pictures segment.
Furthermore, as more music and video content is consumed over digital streaming networks, digital music distributors are becoming increasingly concentrated, which may decrease competition for Sony’s music content and adversely affect its pricing. In addition, digital music and video distributors may increase the amount of content they create for their own services, which may reduce the demand for content created or produced by Sony’s entertainment businesses. If Sony is unable to adequately respond to these changes or fails to effectively adapt to new market changes, Sony’s operating results and financial condition may be adversely impacted.
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
In addition, offices and facilities used by Sony, its suppliers, service providers and business partners, including those used for raw materials, parts, components, network, telecommunications and information systems infrastructure, R&D, material procurement, manufacturing, motion picture and television production, logistics, sales, and online and other services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of unexpected catastrophic events such as natural disasters, pandemic diseases, terrorist attacks, large-scale power outages and large-scale fires. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay design, development or production, interrupt shipments and postpone the recording of sales, and/or result in large expenses to repair or replace these facilities or offices. For example, starting in the beginning of the 2020 calendar year, production delays for a portion of Sony’s products occurred due to temporary shutdowns and reduced operations at in-house
manufacturing plants, factories to which Sony outsources and at Sony’s third-party suppliers, as a result of the spread of
COVID-19.
Sony may also be exposed to price increases for raw materials, parts and components, and lower demand from commercial customers. These situations may have an adverse impact on Sony’s operating results and financial condition.
Sony’s brand image, reputation and business may be harmed and Sony may be subject to legal claims if there is a breach or other compromise of Sony’s information security or that of its third-party service providers or business partners.
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
Sony is subject to financial and reputational risks due to product quality, product security, and liability issues.
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
Sony’s efforts to adapt to rapid advancements in technologies and increased demand for mobile products and online services, while also maintaining product quality and product security, may not be successful and may increase exposure to product liability. As a result, Sony may incur both reputational damages and expenses in connection with, for example, product recalls and after-sales services. In addition, Sony may not be successful in introducing after-sales upgrades, enhancements or new features to existing products and services, or in enabling existing products and services to continue to conveniently and effectively integrate with other technologies and online services. Moreover, cyber-attacks targeting internet-connected products have increased significantly. For example, customer information and Sony or third-party technical information may be misappropriated, the functionality of Sony’s products and services may be impaired, or Sony products may be used in denial-of-service
attacks. There can be no guarantee that Sony’s security measures will prevent products from being compromised.
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
Sony recognizes an unfunded pension obligation for its defined benefit pension plans based on (i) the Projected Benefit Obligation (“PBO”) under each pension plan less (ii) the fair value of the pension plan’s assets, in accordance with the accounting guidance for defined benefit plans. Any decrease of the pension plan asset value or increases in the PBO due to a lower discount rate and changes in certain other actuarial assumptions may increase the unfunded pension obligations and may have an adverse effect on Sony’s financial results and condition.
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
Further losses in jurisdictions where Sony has established valuation allowances against deferred tax assets, the inability of Sony to fully utilize its deferred tax assets, limitations on the use of its deferred tax assets under local law, exposure to additional tax liabilities or changes in Sony’s tax rates could adversely affect Sony’s operating results and financial condition.
Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of its business there are many situations where the ultimate tax determination can be uncertain, because of the transfer pricing for its intercompany transactions, and because Sony is subject to continuous review by tax authorities of numerous jurisdictions. The calculation of Sony’s tax provision and the carrying value of tax assets, including net operating loss carryforwards and tax credit carryforwards, require significant judgment and the use of estimates, including estimates of future taxable income. As additional evidence becomes available, Sony reassesses these assets to determine if they remain appropriate or whether a reduction by a valuation allowance is appropriate. As of March 31, 2020, total established valuation allowances were 608.2 billion yen. An increase in a valuation allowance may have an adverse impact on Sony’s operating results and financial condition.
Deferred tax assets are evaluated on a jurisdiction by jurisdiction basis. As of March 31, 2020, Sony and/or its subsidiaries had valuation allowances principally in Japan and the U.S. Additionally, deferred tax assets could expire unused or otherwise not be realizable for a variety of reasons including the lack of sufficient taxable income in the appropriate jurisdiction. Sony’s operating results and financial condition could be adversely affected when the deferred tax assets expire unused.
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
Sony has a significant amount of goodwill, intangible assets and other long-lived assets, including production facilities and equipment in its electronics businesses. A decline in financial performance, market capitalization, reduced estimates of future cash flows, changes in global economic conditions or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges against these assets. Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying amount. Such an event or change in circumstances would include unfavorable variances from or adjustments to established business plans, significant changes in forecasted results or volatility inherent to external markets and industries. The increased levels of global competition and the faster pace of technological change to which Sony is exposed can result in greater volatility of these estimates, assumptions and judgments, and increase the likelihood of impairment charges. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances, including the types of events or changes described above with respect to goodwill and intangible assets, indicate that the carrying value of the assets or asset groups may not be recoverable. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. For example, Sony recorded an impairment loss of 31.3 billion yen, 19.2 billion yen and 12.7 billion yen for the fiscal years ended March 31, 2018, 2019 and 2020, respectively, against long-lived assets in the EP&S segment, related to the smartphone business asset group, as well as an impairment loss of 12.9 billion yen for the fiscal year ended March 31, 2019, against long-lived assets and goodwill in the All Other segment, related to the storage media business asset group. Any such charge may adversely affect Sony’s operating results and financial condition.
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
Prior notification under the Foreign Exchange and Foreign Trade Act of Japan may be required in the case of an acquisition by a foreign investor of a certain portion of our shares.
Because Sony is engaged in certain businesses designated by the Foreign Exchange and Foreign Trade Act of Japan and its related cabinet orders and ministerial ordinances (collectively, the “Foreign Exchange Regulations”), if a foreign investor intends to consummate an acquisition of shares of common stock of Sony Corporation and that acquisition constitutes an “inward direct investment” under the Foreign Exchange Regulations, the foreign investor, subject to certain exemptions, must file a prior notification of such inward direct investment with the Minister of Finance and any other competent Ministers. An amendment to the Foreign Exchange Regulations came into effect on May 8, 2020 (the “Amendment”) and the Amendment was fully implemented on June 7, 2020. Under the Amendment, an “inward direct investment” includes an acquisition by a foreign investor of shares of common stock of Sony Corporation, the consummation of which results in such foreign investor, in combination with any existing shareholding, directly or indirectly holding 1% or more (lowered from 10% by the Amendment) of the total number of issued shares of common stock or the total number of voting rights of Sony Corporation. The Amendment also introduced certain exemptions from the prior notification requirements.
If such prior notification is filed, the proposed acquisition may not be consummated until the prescribed screening period expires. In some cases, the Ministers may extend the screening period, and may recommend or order any modification or the abandonment of such acquisition. In addition, if certain conditions – including those prescribed in light of national security of Japan – under the Foreign Exchange Regulations are met, the Ministers may order the foreign investor to divest the shares acquired or take other measures. Consequently, any proposed acquisition by a foreign investor of shares of common stock of Sony Corporation that constitutes an “inward direct investment” may not be consummated in an expected time frame in accordance with an intended plan, or at all.
Additionally, after the implementation of the Amendment, if a foreign investor directly or indirectly holds 1% or more of the total voting rights of Sony Corporation and, at a general meeting of shareholders, consents to certain proposals having a material influence on the management of Sony Corporation such as the (i) election of such foreign investor or any of its related persons (as defined in the Foreign Exchange Regulations) as a director of Sony Corporation or (ii) transfer or discontinuation of its business, such consent, subject to certain exemptions, also constitutes an “inward direct investment” requiring prior notification. If such prior notification is filed, such consent cannot be given until the prescribed screening period expires. As a result, such foreign investors may have difficulties giving such consent in accordance with an intended plan, or at all.

The discussion above is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of shares of common stock or voting rights of Sony Corporation by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, refer to “D. Exchange Controls” in “Item 10.
Additional Information
.”
Item 4.	Information on the Company
A.	History and Development of the Company
Sony Corporation was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha, a joint stock company (
Kabushiki Kaisha
) under Japanese law. In January 1958, it changed its name to Sony Kabushiki Kaisha (“Sony Corporation” in English).
In December 1958, Sony Corporation was listed on the Tokyo Stock Exchange (the “TSE”). In June 1961, Sony Corporation issued American Depositary Receipts in the U.S.
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
 Directors, Senior Management and Employees.
”)
In April 2004, Sony Corporation established SFH, a financial holding company, in Japan. Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”) became subsidiaries of SFH. In October 2007, SFH was listed on the First Section of the TSE in conjunction with the global initial public offering of shares of SFH by Sony Corporation and SFH.
In April 2004,
S-LCD
Corporation
(“S-LCD”),
a joint venture between Sony Corporation and Samsung Electronics Co., Ltd. of Korea for the manufacture of amorphous thin film transistor LCD (liquid crystal display) panels, was established in Korea. Sony’s stake in
S-LCD
was 50% minus 1 share. In January 2012, Sony sold all of its shares of
S-LCD
to Samsung Electronics Co., Ltd.
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
In April 2016, the imaging and sensing solutions business was split out and began operations as Sony Semiconductor Solutions Corporation (“SSS”).
In April 2017, the imaging products and solutions business was split out and began operations as Sony Imaging Products & Solutions Inc. (“SIPS”), which completed the sequential separation of Sony’s business units into distinct subsidiaries.
In September 2017, Sony transferred its battery businesses to the Murata Manufacturing Co., Ltd. Group.

In April 2019, SVP and SVS merged to become Sony Home Entertainment & Sound Products Inc. (“SHES”).
In April 2020, Sony established Sony Electronics Corporation, an intermediate holding company encompassing the electronics products and solutions businesses.
Sony will change the company names of Sony Corporation and Sony Electronics Corporation to “Sony Group Corporation” and “Sony Corporation,” respectively, effective from April 1, 2021.
Sony Corporation’s registered office is located at
7-1,
Konan
1-chome,
Minato-ku,
Tokyo
 108-0075,
Japan, telephone
+81-3-6748-2111.
Its website is
https://www.sony.net/
.
The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America, 25 Madison Avenue, 26
th
Floor, New York, NY 10010-8601 (Attn: Office of the General Counsel).
Sony files reports and other information with the SEC pursuant to the SEC’s rules and regulations that apply to foreign private issuers. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Sony’s electronic filings are available for viewing on this website, at
 https://www.sec.gov
.
Principal Capital Investments
In the fiscal years ended March 31, 2018, 2019 and 2020, Sony’s capital expenditures were 332.1 billion yen, 344.1 billion yen and 513.1 billion yen, respectively. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5.
Operating and Financial Review and Prospects.
” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.
In the fiscal year ended March 31, 2020, Sony invested approximately 276.8 billion yen in the Imaging & Sensing Solutions (“I&SS”) segment. This investment included approximately 265.7 billion yen to increase image sensor production capacity.
B.	Business Overview
Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019. In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments were realigned as the Electronics Products & Solutions (“EP&S”) segment. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2020. In addition, the former Semiconductors segment was renamed the Imaging & Sensing Solutions (I&SS) segment effective from the first quarter of the fiscal year ended March 31, 2020.
Sony is engaged in the development, design, production, manufacture and sale of various kinds of electronic equipment, instruments and devices for consumer, professional and industrial markets such as network services, game hardware and software, televisions, audio and video recorders and players, still and video cameras, mobile phones, and image sensors. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as the production and distribution of animation titles, including game applications based on animation titles. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Further, Sony is also engaged in various financial services businesses, including life and non-life
insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese internet-based banking subsidiary.
Products and Services
Game & Network Services (“G&NS”)
Sony Interactive Entertainment LLC (“SIE”) undertakes product research, development, design, marketing, sales, production, distribution and customer service for PlayStation
®
hardware, software, content and network services.

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
Music Publishing:
“Music Publishing” includes the management and licensing of the words and music of songs. Sony/ATV and EMI are U.S.-based music publishing businesses that own and acquire rights to musical compositions, exploiting and marketing these compositions and receiving royalties or fees for their use.
Visual Media and Platform:
“Visual Media and Platform” includes the production and distribution of animation titles, game applications based on animation titles and various service offerings for music and visual products. These businesses are operated primarily by SMEJ.
Pictures
Motion Pictures:
“Motion Pictures” includes the worldwide production, acquisition and distribution of live-action and animated motion pictures for theatrical release. SPE’s motion picture production organizations include Columbia Pictures, Screen Gems, TriStar Pictures, 3000 Pictures, Sony Pictures Animation, Stage 6 Films, AFFIRM Films and Sony Pictures Classics. SPE also operates Sony Pictures Imageworks, a visual effects and animation unit, and manages a studio facility, Sony Pictures Studios, which includes post-production facilities.
Television Productions:
“Television Productions” includes the production, acquisition and distribution of programming for initial exhibition on television and digital networks, including scripted series, unscripted “reality” or “light entertainment,” daytime serials, game shows, animated series, made for television movies and miniseries and other programming. Outside the U.S., SPE produces local language programming and licenses
SPE-owned
programming and formats around the world.
Media Networks:
“Media Networks” includes the operation of television and digital networks worldwide. SPE’s television networks around the world include Sony Pictures Networks India Private Limited, which operates television networks in India, and Game Show Network, LLC, which operates a U.S.-based network delivered on cable, satellite and other distribution platforms, as well as an online game business. Digital networks include SonyLIV in India and Funimation primarily in North America.
Electronics Products & Solutions (EP&S)
TV
and
Audio & Video:
SHES undertakes product research, development, design, marketing, sales, production, distribution and customer services for televisions and video and sound products.

Still and Video Cameras:
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
Mobile Communications:
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
Imaging & Sensing Solutions (I&SS)
SSS and its subsidiary Sony Semiconductor Manufacturing Corporation undertake product research, development, design, manufacturing, marketing, sales, production, distribution and customer services for complementary metal oxide semiconductor (“CMOS”) image sensors, charge-coupled devices (“CCDs”), large-scale integration systems (“LSIs”) and other semiconductors.
Financial Services
In the Financial Services segment, on April 1, 2004, Sony established a wholly-owned subsidiary, SFH, a holding company for Sony Life, Sony Assurance and Sony Bank, with the aim of integrating various financial services including insurance and savings and loans, as well as offering individual customers high value-added products and high-quality services. On October 11, 2007, in conjunction with the global initial public offering of shares of SFH, the shares of SFH were listed for trading on the First Section of the TSE. Following this global offering, SFH remains a consolidated subsidiary of Sony Corporation, which is the majority shareholder of SFH. At the meeting of the Board of Directors held on May 19, 2020, Sony resolved to offer to acquire all of the common shares and related stock acquisition rights of SFH not held by Sony through a tender offer, with the aim of making SFH a wholly-owned subsidiary, and Sony commenced the tender offer on May 20, 2020. For further details, refer to Note 30 of the consolidated financial statements.
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
Sales and Distribution
G&NS, EP&S and I&SS
In the G&NS segment, PlayStation
®
hardware, software and content and network services are marketed and distributed by SIE, SIEI, and Sony Interactive Entertainment Europe, Ltd. (“SIEE”).
Sony’s products and services in the EP&S and I&SS segments are primarily marketed throughout the world under the trademark “Sony,” which has been registered in approximately 200 countries and territories.
In most cases, Sony’s products in the EP&S and I&SS segments are sold to sales subsidiaries of Sony Corporation located in or responsible for sales in the countries and territories where Sony’s products and services are marketed. These subsidiaries then sell those products to unaffiliated local distributors and dealers or through direct sales, such as through the internet. In some regions, certain products and services are sold directly to local distributors by Sony Corporation.

Sales of such products and services are particularly seasonal and vary significantly with the timing of new product introductions and the economic conditions of each country. Sales for the third quarter ending December 31 of each fiscal year are generally higher than other quarters of the same fiscal year mainly in the G&NS and EP&S segments due to demand in the year-end
holiday season.
Japan:
Sony Marketing (Japan) Inc. markets consumer electronics products mainly through retailers. Sony Business Solutions Corporation markets professional electronics products and services. For electronic components, Sony sells products directly to wholesalers and manufacturers.
United States:
Sony markets its electronics products and services in these segments through Sony Electronics Inc. and other wholly-owned subsidiaries in the U.S.
Europe:
In Europe, Sony’s products and services in these segments are marketed through sales subsidiaries including Sony Europe B.V., which is headquartered in the United Kingdom and has branches in European countries, and Sony Electronics JSC in Russia.
China:
Sony markets products and services in these segments through Sony (China) Limited, Sony Corporation of Hong Kong Limited and other wholly-owned subsidiaries in China.
Asia-Pacific:
In Asia-Pacific, Sony’s products and services in these segments are marketed through sales subsidiaries including Sony India Private Limited, Sony Electronics of Korea Corporation, Sony Taiwan Limited and Sony Electronics Vietnam.
Other Areas:
In overseas areas other than the U.S., Europe, China and Asia-Pacific, Sony’s products and services in these segments are marketed through sales subsidiaries including Sony Brasil Ltda., Sony Middle East & Africa FZE in the United Arab Emirates and Sony de Mexico S.A.de C.V.
Along with certain of its global corporate functions in Japan, Sony Mobile has sales and marketing operations in many major regions of the world, as well as a major manufacturing site in Thailand and product development sites in Japan and Sweden. Sony Mobile brings its products to market through direct and indirect distribution channels, such as third-party cellular network carriers and retailers, as well as through its website.
Music
SME and SMEJ develop, produce, market, and distribute recorded music in various commercial formats. SME and its affiliates conduct business globally under “Columbia Records,” “Epic Records,” “RCA Records” and other labels. SMEJ conducts business in Japan under “Sony Music Records,” “Epic Records Japan,” “SME Records,” “Ki/oon Music,” “Sony Music Associated Records” and other labels.
Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business in countries other than Japan under the Sony/ATV and EMI names. Sony/ATV, previously a 50%-owned and consolidated joint venture, became a wholly-owned subsidiary of Sony on September 30, 2016 as a result of Sony’s acquisition of the 50% equity interest in Sony/ATV owned by the Estate. Additionally, on July 31, 2018, Sony completed the acquisition of the Estate’s equity interest in Nile, resulting in Sony owning approximately 40% of the equity interest in EMI. On November 14, 2018, Sony completed the acquisition of the remaining approximately 60% equity interest in EMI, resulting in EMI becoming a wholly-owned subsidiary of Sony.

SMEJ creates artwork and produces packaged home entertainment products including music and games. It also organizes various events in Japan through Sony Music Communications Inc. and its affiliates. In addition, SMEJ produces, markets and distributes animation products and game applications based on animation titles under the Aniplex name.
Pictures
SPE generally retains all rights relating to the worldwide distribution of its internally produced motion pictures and television programming, including rights for theatrical exhibition, home entertainment distribution, pay and free television and digital exhibition and other markets. SPE also acquires distribution rights to motion pictures and television programming produced by other companies, and jointly produces and distributes motion pictures and television programming with other studios, television networks and production companies. These rights may be limited to particular geographic regions, specific forms of media or periods of time.
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
Disc
™
and Digital Distribution. Digital Distribution includes electronic sell-through and video-on-demand
distributed on cable, direct broadcast satellite (“DBS”) providers and digital platforms.
The worldwide television distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through Sony Pictures Television. SPE’s library of motion pictures and television programming is licensed to linear distributors such as broadcast television networks, cable networks and DBS providers, as well as to digital platforms such as subscription and advertising supported digital platforms (including Sony’s PlayStation
™
Network, Netflix and Amazon).
SPE’s television networks are distributed through cable, DBS providers, telecommunications companies and digital platforms (including SonyLIV in India and Funimation primarily in North America) to viewers around the world. These networks generate advertising, subscription and other ancillary revenues.
Financial Services
Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner
®
sales employees as well as partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2020, Sony Life employed 5,146 Lifeplanner
®
sales employees. Sony Life maintains an extensive service network which mainly consists of the Lifeplanner
®
channel and the independent agent channel in Japan. The Lifeplanner
®
channel is characterized by recruitment of high-caliber sales professionals from industries outside the life insurance industry, quality improvement through education and training, performance-linked compensation and high productivity. Lifeplanner
®
sales employees offer custom-made packages. Most of the agents in the independent agent channel are corporate and non-exclusive
agents, primarily shop-style agents. Shop-style agents are a sub-channel
of the independent agent channel, who offer insurance in local stores and provide customers with opportunities to compare various insurers’ products. To enhance Sony Life’s relationship with independent agents, Sony Life’s agent support staff provides independent agents with various support services, including recruiting, training and sales promotion activities. As part of its plan to expand its sales of individual annuity products, Sony Life established AEGON Sony Life Insurance Co., Ltd. (“AEGON Sony Life”) in August 2007 and SA Reinsurance (“SA Re”) in October 2009, both
50-50
joint venture companies with AEGON N.V. AEGON Sony Life and SA Re began operations in Japan in December 2009 and in Bermuda in January 2010, respectively. In January 2020, Sony Life acquired from AEGON International B.V. the remaining 50% stakes of AEGON Sony Life and SA Re, resulting in both AEGON Sony Life and SA Re becoming wholly-owned subsidiaries of SFH. Furthermore, AEGON Sony Life changed its trade name to Sony Life With Insurance Co., Ltd. on April 1, 2020.

Sony Assurance has conducted a
non-life
insurance business in Japan since October 1999. Sony Assurance’s core business is providing automobile insurance and medical insurance products, as well as overseas travel insurance and fire insurance products, to individual customers, primarily through direct marketing via the internet and via telephone. The direct marketing business model employed by Sony Assurance enables it to improve operating efficiency and lower the costs of marketing and maintaining its insurance policies, creating savings which it passes on to policyholders in the form of competitively priced premiums.
Sony Bank has conducted banking operations in Japan since June 2001. As an internet bank focusing on the asset management and borrowing needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts and mortgages. By using Sony Bank’s transaction channel, the “MONEYKit” service website, account holders can invest and manage assets over the internet according to their life plans. On July 1, 2011, Sony Bank acquired Sony’s 57% equity interest in Sony Payment Services Inc. (“Sony Payment Services”), resulting in Sony Payment Services becoming a consolidated subsidiary of Sony Bank. Sony Payment Services provides credit card settlement services to members of its internet network.
All Other
Sony Energy Devices Corporation and Sony Storage Media Solutions Corporation sell their battery and storage media products, respectively, through Sony’s sales companies mentioned in the above description of Sales and Distribution for the G&NS, EP&S and I&SS segments, as well as through their own sales forces. Sony DADC group offers
Blu-ray
Disc
™
, DVD and CD media replication services as well as digital and physical supply chain solutions to business customers.
Sales to External Customers by Geographic Area
The following table shows Sony’s consolidated sales to external customers in each of its major markets for the periods indicated.

	Fiscal year ended March 31
	2018	2019	2020
	(Yen in millions)
Japan	2,625,619	2,591,784	2,472,479
United States	1,835,705	1,982,135	1,864,390
Europe	1,841,457	1,862,166	1,697,791
China	674,718	770,416	845,235
Asia-Pacific	1,024,179	912,193	892,026
Other Areas	542,304	546,993	487,964

Total	8,543,982	8,665,687	8,259,885

Sources of Supply
Sony procures raw materials, parts and components used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony has a general policy of maintaining multiple suppliers for important parts and components and, in the fiscal year ended March 31, 2020, Sony continued to optimize the number of its suppliers to achieve efficiencies and to minimize procurement risk when possible.
When raw materials, parts and components become scarce, the cost of production rises. For example, LCD panels, memory devices and other discrete components, which are used in multiple applications, can influence Sony’s performance when the cost of such parts and components fluctuates substantially. Regarding raw materials, the market price of copper may fluctuate and impact the cost of the parts and components that utilize copper, such as printed circuit boards and power cables. The price of resin and sheet steel, which are widely used in mechanical parts and components, may also fluctuate and impact the cost of those parts and components.
After-Sales Service
Sony provides repair and servicing functions in the areas where its G&NS, EP&S and I&SS products are sold. Sony provides these services through its own online support network, call centers, service centers, factories, authorized independent service centers, authorized servicing dealers and subsidiaries.

In line with industry practices of these businesses, almost all of Sony’s consumer-use
products that are sold in Japan carry a warranty, generally for a period of one year from the date of purchase, covering repairs, free of charge, in the case of a malfunction in the course of ordinary use of the product. Warranties outside of Japan generally provide coverage for various periods of time depending on the product and the area in which it is marketed. In the case of broadcast- and professional-use
products, Sony maintains support contracts with customers in addition to warranties.
To further help ensure customer satisfaction, Sony maintains customer information centers in its principal markets and web support information for all markets.
Patents and Licenses
Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain of these licenses are important to Sony’s business. Sony products that employ DVD player functionality, including PlayStation
®
4 (“PS4
™
”) hardware, are substantially dependent upon patents that relate to technologies specified in the DVD specifications and are licensed from Dolby Laboratories Licensing Corporation. Sony products that employ
Blu-ray
Disc
™
player functionality and DVD player functionality, including PS4 hardware, are substantially dependent upon patents that relate to technologies specified in the
Blu-ray
Disc
™
specifications and are licensed by MPEG LA LLC and
One-Blue,
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
Key Information
.”
G&NS, EP&S, I&SS and All Other
Sony believes that its product planning and product design expertise, the high quality of its products, its record of innovative product introductions and product improvements, the user experience it provides and the ecosystem that supports such an experience, its price competitiveness derived from reductions in manufacturing and indirect costs, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position. Continuing to provide high-value added products, services and experiences is a key factor by which Sony aims to differentiate itself in these highly competitive markets. Sony believes that the success of the G&NS businesses is determined by the availability of attractive software titles and related content, downloadable content, network services and peripherals. In the I&SS segment, Sony puts significant effort into keeping Sony’s strong competitive position by investing in R&D and production capacity, while also trying to avoid overinvesting and increasing fixed costs by carefully monitoring customer demand, market trends and demand for end-user
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
Pictures
SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide. SPE competes with other motion picture studios and production companies to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. SPE competes with other companies, in particular technology companies, who are expanding into the production or distribution of film and television programing. In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products. In addition, SPE faces competition to acquire motion pictures and television programming from third parties. In television production and distribution, competition arises from the increasing fragmentation of audiences among broadcast and cable networks, DBS providers, digital platforms and other outlets both within and outside of the U.S. Furthermore, broadcast networks in the U.S., or their affiliated production companies, continue to produce their own shows internally, and major streaming services in and outside the United States are producing more content themselves or acquiring content from affiliated production companies. This competitive environment may result in fewer opportunities to produce shows for such networks and services, and may contribute to shorter lifespans for ordered shows that do not immediately achieve favorable ratings. SPE’s worldwide television networks compete for viewers with broadcast and cable networks, DBS providers, digital platforms and other forms of entertainment. The growth in the number of networks around the world has increased the competition for advertising and subscription revenues, acquisition of programming, and distribution of SPE’s television networks by cable, DBS providers, digital platforms and other distribution systems.
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
Sony Assurance competes against insurers that sell their policies through sales agents as well as insurers that, like Sony Assurance, primarily sell their policies through direct marketing via the internet and via telephone. Competition in Japan’s non-life
insurance industry has intensified in recent years, in part due to a number of new market entrants, including foreign-owned insurers.
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
Government Regulations
Sony’s business activities are subject to various governmental regulations in different countries in which it operates, including regulations relating to: various business/investment approvals; trade affairs, including customs, import and export control; competition and antitrust; anti-bribery; advertising and promotion; intellectual property; broadcasting, consumer and business taxation; foreign exchange controls; economic sanctions; personal information protection; product safety; labor; human rights; conflict; occupational health and safety; environmental; and recycling requirements.

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
Sony has taken steps to address new regulations or governmental policies related to climate change including carbon disclosure, greenhouse gas emission reduction, carbon taxes and energy efficiency for products in the G&NS, EP&S and I&SS segments. For example, Sony has established an internal management system in response to the EU directive on energy-related products and their energy efficiency (“ErP”).
Sony also monitors and evaluates newly adopted laws and regulations that may affect its operations applicable to purchasing activities including the procurement of raw materials, with respect to environmental, occupational health and safety, human rights, labor and armed conflict issues, and complies as appropriate.
Also refer to “Risk Factors” in “Item 3.
Key Information.
”
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
Sony is aware that certain transactions during the fiscal year ended March 31, 2020, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.
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
Sony is not aware of any other activity, transaction or dealing by Sony Corporation or any of its affiliates during the fiscal year ended March 31, 2020 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2021, except as described above in connection with the wind-down of its representative office in Iran. Nevertheless, Sony has continued to monitor developments in this area, especially in the light of the United States’ decision that was implemented in its entirety on November 5, 2018 to cease its participation in the Joint Comprehensive Plan of Action of July 14, 2015, among the United States, the United Kingdom, China, France, Russia, Germany, the European Union and Iran and
re-impose
certain secondary sanctions (i.e., laws and regulations that threaten to impose U.S. economic sanctions on
non-U.S.
companies engaging in specified transactions with Iran outside U.S. jurisdiction). As sanctions against Iran continue to evolve, Sony will continue to assess whether and to what extent such sanctions may affect Sony’s business activities, which Sony intends to conduct in accordance with applicable laws and regulations.
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
C.	Organizational Structure
The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

Name of company	Country of incorporation/residence	(As of March 31, 2020) Percentage owned
Sony Global Manufacturing & Operations Corporation	Japan	100.0
Sony Semiconductor Solutions Corporation	Japan	100.0
Sony Semiconductor Manufacturing Corporation	Japan	100.0
Sony Marketing Inc.	Japan	100.0
Sony Mobile Communications Inc.	Japan	100.0
Sony Network Communications Inc.	Japan	100.0
Sony Interactive Entertainment Inc.	Japan	100.0
Sony Home Entertainment & Sound Products Inc.	Japan	100.0
Sony Storage Media Solutions Corporation	Japan	100.0
Sony Imaging Products & Solutions Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings Inc.*	Japan	65.1
Sony Life Insurance Co., Ltd.*	Japan	100.0
Sony Bank Inc.*	Japan	100.0
Sony Assurance Inc.*	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Music Holdings Inc.	U.S.A.	100.0
Sony Interactive Entertainment LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
CPT Holdings, Inc.	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony/ATV Music Publishing LLC	U.S.A.	100.0
Sony Europe B.V.	U.K.	100.0
Sony Interactive Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherlands	100.0
Sony (China) Limited	China	100.0
Sony EMCS (Malaysia) Sdn. Bhd.	Malaysia	100.0
Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0
* Sony Corporation owns 65.1% of Sony Financial Holdings Inc., and Sony Financial Holdings Inc. owns 100% of Sony Life Insurance Co., Ltd., Sony Bank Inc. and Sony Assurance Inc.

D.	Property, Plant and Equipment
Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.
The following table sets forth information as of March 31, 2020 with respect to plants used for the production of products mainly for products and services in the G&NS, EP&S and I&SS segments with floor space of more than 500,000 square feet:

Location	Approximate floor space	Principal products produced
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Manufacturing Corporation — Nagasaki TEC)	2,381,000	CMOS Image Sensors

Kumamoto (Sony Semiconductor Manufacturing Corporation — Kumamoto TEC)	2,289,000	CMOS & CCD Image Sensors, Microdisplay

Kagoshima (Sony Semiconductor Manufacturing Corporation — Kagoshima TEC)	1,789,000	Analog LSI, Crystal LED (Panel Process), MMIC

Oita (Sony Semiconductor Manufacturing Corporation — Oita TEC)	976,000	CMOS Image Sensors (Wafer Process)

Kohda, Aichi (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Kohda Site)	903,000	Digital Still Cameras, Video Camera Peripherals, Interchangeable-lens Cameras, Lenses for Interchangeable-lens Cameras, Lenses, Lens Blocks, Audio Devices, aibo

Inazawa, Aichi (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Inazawa Site)	842,000	Surface Mounted Boards, TVs, Crystal LED (Assembly)

Tsuruoka, Yamagata (Sony Semiconductor Manufacturing Corporation — Yamagata TEC)	698,000	CMOS Image Sensors (Wafer Process)

Kosai, Shizuoka (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Kosai Site)	576,000	Broadcasting/Professional Equipment (Cameras/Editing Systems), Projectors, Professional-use Microphones, Professional-use Monitors, Medical Peripheral Equipment, Flow Cytometers

Kisarazu, Chiba (Sony Global Manufacturing & Operations Corporation — Kisarazu TEC)	541,000	PlayStation ® 4, FeliCa IC Cards and Related Devices

Outside of Japan:

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	1,352,000	Blu-ray Disc ™ -ROMs

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	1,183,000	TVs, TV Components

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	1,021,000	System Stereos, Home Audios, BD Players, BD Recorders, Digital Music Players, Headphones, Personal Audios

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,010,000	Optical Pickups

Location	Approximate floor space	Principal products produced
	(square feet)

Wuxi, China (Sony Digital Products (Wuxi) Co., Ltd.)	798,000	Digital Still Cameras, Lens Assembly, Interchangeable-lens Cameras, Lenses for Interchangeable-lens Cameras

Bangkadi, Thailand (Sony Device Technology (Thailand) Co., Ltd.)	513,000	Image Sensor Assembly
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
Operating Performance
The following discussion covers the fiscal years ended March 31, 2019 and 2020. For the discussion covering the fiscal year ended March 31, 2018, please refer to “Item 5.A.” of Sony’s Form
20-F
for the fiscal year ended March 31, 2019 filed with the SEC on June 18, 2019.

	Fiscal year ended March 31
	2019	2020
	(Yen in billions)
Sales and operating revenue	8,665.7	8,259.9
Equity in net income (loss) of affiliated companies	(3.0)	9.6
Operating income	894.2	845.5
Income before income taxes	1,011.6	799.5
Net income attributable to Sony Corporation’s stockholders	916.3	582.2
Sales
For the fiscal year ended March 31, 2020, sales and operating revenue (“Sales”) decreased 405.8 billion yen compared to the fiscal year ended March 31, 2019
(“year-on-year”)
to 8 trillion 259.9 billion yen. This was mainly due to significant decreases in sales in the Electronics Products & Solutions (“EP&S”) and the Game & Network Services (“G&NS”) segments, partially offset primarily by a significant increase in sales in the Imaging & Sensing Solutions (“I&SS”) segment. Sales in the current fiscal year also included 7.9 billion yen in patent royalty revenue resulting from the signing of a licensing agreement, recorded within Corporate and elimination. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

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
For the fiscal year ended March 31, 2020, cost of sales decreased 397.6 billion yen year-on-year
to 4 trillion 753.2 billion yen. The ratio of cost of sales to sales improved year-on-year
from 69.7% to 68.3%.
R&D costs (all R&D costs are included within cost of sales) increased 18.1 billion yen year-on-year
to 499.3 billion yen. The ratio of R&D costs to sales was 7.2% compared to 6.5% in the fiscal year ended March 31, 2019. For further details, refer to
“Research and Development
” in Item 5.C.
SGA expenses decreased 74.2 billion yen
year-on-year
to 1 trillion 502.6 billion yen. The ratio of SGA expenses to sales deteriorated year-on-year
from 21.3% to 21.6%.
Other operating income, net, decreased 68.0 billion yen
year-on-year
to 3.6 billion yen. This significant deterioration was mainly due to the following factors that occurred in the fiscal year ended March 31, 2020 and the absence of the following factors that occurred in the fiscal year ended March 31, 2019. Refer to Note 21 of the consolidated financial statements.
Factors that occurred in the fiscal year ended March 31, 2020
•	Remeasurement and realized gains resulting from the public listing and sale of a portion of shares of SRE Holdings Corporation: 17.3 billion yen (All Other)
•	Realized and remeasurement gains resulting from the transfer of a portion of shares of NSF Engagement Corporation: 6.3 billion yen (Corporate and elimination)
Factors that occurred in the fiscal year ended March 31, 2019
•	Remeasurement gain resulting from Sony’s acquisition of the remaining approximately 60% equity interest in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing: 116.9 billion yen (Music segment)
•	An impairment charge against long-lived assets of the smartphone business: 19.2 billion yen (EP&S segment)
•	An impairment charge against long-lived assets and goodwill of the storage media business: 12.9 billion yen (All Other)
Equity in Net Income (Loss) of Affiliated Companies
For the fiscal year ended March 31, 2020, equity in net income (loss) of affiliated companies was income of 9.6 billion yen, compared to a loss of 3.0 billion yen in the fiscal year ended March 31, 2019. This improvement was mainly due to the absence of the 11.6 billion yen recording of equity in net loss for EMI, mainly due to expenses relating to warrants and management equity plans in connection with Sony’s acquisition of the remaining approximately 60% equity interest in EMI, recorded in the Music segment in the fiscal year ended March 31, 2019.
Operating Income
For the fiscal year ended March 31, 2020, operating income decreased 48.8 billion yen year-on-year
to 845.5 billion yen. This decrease was primarily due to significant decreases in operating income in the Music and G&NS segments, partially offset by significant increases in operating income mainly in the I&SS segment and All Other. Operating income for the current fiscal year as well as the previous fiscal year included the above-mentioned factors being recorded as other operating (income) expense, net.
Other Income and Expenses
For the fiscal year ended March 31, 2020, other income decreased by 122.8 billion yen year-on-year,
to 21.9 billion yen, while other expenses increased by 40.6 billion yen year-on-year,
to 68.0 billion yen. The net

amount of other income and other expenses was an expense of 46.0 billion yen, a deterioration of 163.4 billion yen year-on-year
mainly due to the absence of the 117.8 billion yen realized and unrealized gains resulting from the public listing and sale of certain shares of Spotify Technology S.A. (“Spotify”) recorded in the fiscal year ended March 31, 2019, as well as the recording of a loss on equity securities, net, in the fiscal year ended March 31, 2020 and a year-on-year
increase in net foreign exchange losses.
The foreign exchange loss, net, increased by 15.5 billion yen year-on-year,
to 26.8 billion yen.
Interest and dividends in other income of 19.3 billion yen were recorded in the fiscal year ended March 31, 2020, an decrease of 2.3 billion yen year-on-year.
Interest recorded in other expenses totaled 11.1 billion yen, a decrease of 1.3 billion yen year-on-year.
Income before Income Taxes
For the fiscal year ended March 31, 2020, income before income taxes decreased 212.2 billion yen year-on-year
to 799.5 billion yen.
Income Taxes
During the fiscal year ended March 31, 2020, Sony recorded 177.2 billion yen of income tax expense, resulting in an effective tax rate of 22.2%, which was higher than the effective tax rate of 4.5% in the fiscal year ended March 31, 2019. This higher effective tax rate in the fiscal year ended March 31, 2020 was mainly due to the previous fiscal year’s reversal of 154.2 billion yen of valuation allowances against a significant portion of the deferred tax assets in the U.S. consolidated tax group and not recording income tax expense on the remeasurement gain for the equity interest in EMI. Refer to Note 22 of the consolidated financial statements.
Net Income Attributable to Noncontrolling Interests
For the fiscal year ended March 31, 2020, net income attributable to noncontrolling interests of 40.1 billion yen was recorded, a decrease of 10.2 billion yen year-on-year.
Net Income Attributable to Sony Corporation’s Stockholders
For the fiscal year ended March 31, 2020, net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, decreased 334.1 billion yen year-on-year
to 582.2 billion yen.
Basic net income per share and diluted net income per share, attributable to Sony Corporation’s stockholders for the fiscal year ended March 31, 2020 were 471.64 yen and 461.23 yen, respectively, compared with 723.41 yen and 707.74 yen, respectively, in the fiscal year ended March 31, 2019. Refer to Note 23 of the consolidated financial statements.
Operating Performance by Business Segment
The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 29 of the consolidated financial statements.
In addition to those significant trends, uncertainties and events listed herein, refer to
“Trend Information
” in Item 5.D for more information on significant trends, uncertainties and events that had, or may have, an effect on business segment operating performance.

Game & Network Services (G&NS)
Key Financial Figures

	Fiscal year ended March 31
	2019	2020
	(Yen in millions)
Sales to external customers by product category
Digital Software and Add-on Content	1,102,231	1,010,296
Network Services	326,524	337,265
Hardware & Others	795,867	572,199

Sales to external customers	2,224,622	1,919,760
Intersegment sales	86,250	57,791

G&NS segment total sales	2,310,872	1,977,551

G&NS segment operating income	311,092	238,400

	(Units in millions)
Major product unit sales
PS4 hardware	17.8	13.6

For the fiscal year ended March 31, 2020, sales decreased 333.3 billion yen year-on-year
to 1 trillion 977.6 billion yen. This significant decrease was primarily due to a decrease in PlayStation
®
4 (“PS4
™
”) hardware sales and game software sales, as well as the impact of foreign exchange rates, partially offset by an increase in sales for PlayStation
®
Plus (“PS Plus”).
Operating income decreased 72.7 billion yen
year-on-year
to 238.4 billion yen. This significant decrease was primarily due to the impact of the above-mentioned decrease in game software sales and the negative impact of foreign exchange rates, partially offset by the above-mentioned increase in sales for PS Plus and cost reductions.
Despite a decline in momentum for
free-to-play
games which are monetized via microtransactions rather than
up-front
purchases, the operating performance of the G&NS segment for the fiscal year ended March 31, 2020 reflected the continued demand for hardware, software and network services, and continuous market interest surrounding cloud-based game streaming services. In this environment, Sony continued to focus on delivering immersive experiences to PlayStation
®
users by expanding its network services business in a variety of ways, including through PS Plus and Sony’s proprietary game streaming services, Remote Play and PlayStation
™
Now (“PS Now”). In addition, Sony completed the acquisition of Insomniac Games Inc. as part of its strategy to bolster its first-party software lineup in the fiscal year ended March 31, 2020. In the fiscal year ending March 31, 2021, Sony intends to continue these objectives while also focusing on the launch of PlayStation
®
5 (“PS5
™
”).
Current View Regarding the Impact on the Business from the Spread of the Coronavirus Disease 2019
(“COVID-19”)
Although there has been a slight impact on production of PS4 hardware due to issues in the component supply chain, demand in the short-term is being addressed with current inventory and sales are trending well. Sales of game software that is downloaded from the network, as well as PS Plus and PS Now subscriber numbers have significantly increased. Regarding the launch of PS5, although factors such as employees working from home and restrictions on international travel have presented some challenges in regards to part of the testing process and the qualification of production lines, development is progressing with the launch of the console scheduled for the 2020 holiday season. At this point in time no major problems have arisen in the game software development pipeline for Sony’s own first-party studios or its partners’ studios.

Music
Key Financial Figures

	Fiscal year ended March 31
	2019	2020
	(Yen in millions)
Sales to external customers by product category
Recorded Music — Streaming	227,513	276,039
Recorded Music — Others	199,413	191,114
Music Publishing	106,666	157,478
Visual Media & Platform	261,433	213,961

Sales to external customers	795,025	838,592
Intersegment sales	12,464	11,317

Music segment total sales	807,489	849,909

Music segment operating income	232,487	142,345

On November 14, 2018, Sony acquired the entirety of the approximately 60% equity interest held by the investor consortium led by Mubadala Investment Company in EMI, resulting in EMI becoming a wholly-owned subsidiary of Sony. Financial results of EMI included in the Music segment for the fiscal year ended March 31, 2019 include equity earnings (loss) from April 1 through November 13, 2018 and sales and operating income (loss) from November 14, 2018 through March 31, 2019. Sales and operating income (loss) for the Music segment in the fiscal year ended March 31, 2020 include the financial results of EMI from April 1, 2019 onward.
The Music segment results include the
yen-translated
results of Sony Music Entertainment (“SME”), Sony/ATV Music Publishing (“Sony/ATV”) and EMI, all U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.
For the fiscal year ended March 31, 2020, sales increased 42.4 billion yen year-on-year
to 849.9 billion yen. This increase in sales was primarily due to higher sales for Music Publishing resulting from the consolidation of EMI, as well as higher sales for Recorded Music primarily due to an increase in streaming revenues, partially offset by lower Visual Media and Platform sales primarily due to lower sales for
Fate/Grand Order
, a mobile game application.
Operating income decreased 90.1 billion yen
year-on-year
to 142.3 billion yen. This significant decrease in operating income was primarily due to the absence of the recording of a 116.9 billion yen remeasurement gain resulting from the consolidation of EMI in the previous fiscal year, partially offset by the absence of the 11.6 billion yen recording of equity in net loss resulting from Sony’s acquisition of the remaining approximately 60% equity interest in EMI in the previous fiscal year, as well as the impact of the above-mentioned increase in sales.
The operating performance of the Music segment for the fiscal year ended March 31, 2020 reflected continued growth in the market for recorded music despite decreases in physical and digital download revenues, mainly due to the expansion of digital streaming. In this environment, Sony has pursued initiatives to increase streaming, performance, and other licensing revenues through continued investment in new recorded music and music publishing rights. In the fiscal year ending March 31, 2021, Sony intends to continue these initiatives while also continuing to develop and promote mobile game applications based on animation titles.
Current View Regarding the Impact on the Business from the Spread of
COVID-19
Around the world, but especially in the U.S., the release of new music is being delayed primarily due to some artists being unable to record songs and music videos. The impact on profitability from the delays in new music is limited at this time in the U.S. and other countries where the proportion of music that is streamed is high. However, in countries like Japan and Germany where the proportion of music that is streamed is relatively low, CDs and other packaged media sales are decreasing due to restrictions on going outside. Ticket, merchandising and video revenues are decreasing, as concerts and other events are being postponed and cancelled in Japan and other areas. Due to a global reduction in advertising spending, revenue from advertising-supported streaming services and revenue from the licensing of music in TV commercials is decreasing. Additionally, delays in the production of motion pictures and TV shows are causing a decline in music licensing revenue.

Pictures
Key Financial Figures

	Fiscal year ended March 31
	2019	2020
	(Yen in millions)
Sales to external customers by product category
Motion Pictures	436,017	475,061
Television Productions	288,816	301,224
Media Networks	260,437	234,429

Sales to external customers	985,270	1,010,714
Intersegment sales	1,603	1,140

Pictures segment total sales	986,873	1,011,854

Pictures segment operating income	54,599	68,157

The results presented in Pictures are a
yen-translation
of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”
For the fiscal year ended March 31, 2020, sales increased 25.0 billion yen (3%)
year-on-year
(a 5% increase on a U.S. dollar basis) to 1 trillion 11.9 billion yen. The increase in sales on a U.S. dollar basis was primarily due to higher worldwide theatrical revenues, as the current fiscal year benefitted from the strong performances of
Spider-Man: Far From Home
,
Jumanji: The Next Level
and
Bad Boys for Life
and higher licensing revenues for Television Productions. These increases in sales were partially offset by a decrease in sales for Media Networks primarily due to the impact of the channel portfolio review that was undertaken in the previous fiscal year.
Operating income increased 13.6 billion yen
year-on-year
to 68.2 billion yen. This significant increase in operating income was primarily due to the benefit of the above-mentioned channel portfolio review and higher profit margins on Motion Pictures catalog titles. These increases were partially offset by lower profitability in Television Productions due to an increase in development expenses as well as higher costs as a result of an increase in the number of new programs produced for U.S. broadcast and cable networks. Operating income was also impacted by an increase in charges related to the channel portfolio review which totaled 17.0 billion yen in the current fiscal year as compared to 12.8 billion yen in the previous fiscal year.
The operating performance of the Pictures segment for the fiscal year ended March 31, 2020 reflected a continued shift in the market to a non-linear,
on-demand
digital business model in which media distributors increasingly seek to own more of the content they broadcast. In this environment, Sony has worked to enhance the global appeal of its content and enhance its developed and acquired intellectual property, while also striving to build and maintain strong relationships with top content creators and major networks around the world. Pursuant to these strategies, in the fiscal year ended March 31, 2020, Sony acquired AT&T Inc.’s minority stake in Game Show Network, LLC and acquired Silvergate Media Group through which Sony aims to solidify its position as a leader in the U.S. TV game show business and to strengthen its entry into the kids genre, respectively. Additionally, in the fiscal year ended March 31, 2020, Sony carried out a further review of the channel portfolio within Media Networks to streamline and strengthen the business. In the fiscal year ending March 31, 2021, Sony intends to continue initiatives to strengthen its content while maintaining a strong relationship with the creative community.
Current View Regarding the Impact on the Business from the Spread of
COVID-19
Although some movie theaters are reopening, a large number are still closed or must limit the number of patrons, leading to box office revenue around the world being impacted. For this reason, Sony generally has not been able to release its already completed films in theaters. Due to restrictions on peoples’ movement, the production schedules of new motion pictures and television shows by Sony are significantly delayed around the world, especially in the U.S. As a result, in Motion Pictures, theatrical revenues and revenues generated after theatrical release, including home entertainment and television licensing sales, are expected to decrease. On the other hand, digital rental and sell-through revenues for films which Sony released theatrically prior to the spread of
COVID-19
have been strong. In Television Productions, revenues are beginning to be impacted by delays in the delivery of shows to TV networks and digital distribution services. Due to a global reduction in advertising spending, advertising revenue in Media Networks is decreasing significantly, especially in India.

Electronics Products & Solutions (EP&S)
Key Financial Figures

	Fiscal year ended March 31
	2019	2020
	(Yen in millions)
Sales to external customers by product category
TVs	788,423	646,513
Audio & Video	362,580	346,060
Still and Video Cameras	421,506	384,142
Mobile Communications	487,330	362,144
Other	243,328	231,021

Sales to external customers	2,303,167	1,969,880
Intersegment sales	17,461	21,388

EP&S segment total sales	2,320,628	1,991,268

EP&S segment operating income	76,508	87,276

	(Units in millions)
Major product unit sales
TVs	11.3	9.3
Digital cameras within Still and Video Cameras*	3.6	2.9
Smartphones within Mobile Communications	6.5	3.2

* Digital cameras include compact digital cameras and interchangeable single-lens cameras.
For the fiscal year ended March 31, 2020, sales decreased 329.4 billion yen year-on-year
to 1 trillion 991.3 billion yen. This significant decrease in sales was primarily due to a decrease in unit sales of smartphones and televisions, as well as the impact of foreign exchange rates.
Operating income increased 10.8 billion yen
year-on-year
to 87.3 billion yen. This increase in operating income was primarily due to reductions in operating costs mainly within Mobile Communications, as well as a decrease in impairment charges against long-lived assets in Mobile Communications, partially offset by the impact of the decrease in overall segment sales and the negative impact of foreign exchange rates.
The operating performance of the EP&S segment for the fiscal year ended March 31, 2020 reflected shrinking markets for televisions, digital cameras and smartphones. In this environment, Sony continued to strengthen its high value-added products in each product area. In addition, Sony carried out initiatives to reduce operational costs in Mobile Communications, with the goal of eliminating the operating loss in Mobile Communications in the fiscal year ending March 31, 2021. Sony intends to continue to strengthen operations in the fiscal year ending March 31, 2021 through these and similar initiatives.
Current View Regarding the Impact on the Business from the Spread of COVID-19
Of the four major manufacturing sites for Sony’s TV business, production was ceased in stages from mid-March
at the
in-house
factory in Malaysia and at the factories to which Sony outsources in Mexico and Slovakia, pursuant to local government policy. These three factories have returned to partial production, but a portion of supply continues to be insufficient to meet demand. In China and Thailand, the factories owned by Sony that make digital cameras and smartphones are currently operating as usual. Retail sales have decreased significantly due to the closure of retail stores globally, the impact of which is continuing to affect markets like Asia and Latin America. Conversely, in Japan, Europe, North America and China, retail stores are gradually reopening. In addition, sales and profit from digital cameras are being significantly impacted by a substantial slowdown in demand around the world.

Imaging & Sensing Solutions (I&SS)
Key Financial Figures

	Fiscal year ended March 31
	2019	2020
	(Yen in millions)
Sales to external customers	770,622	985,259
Intersegment sales	108,708	85,317

I&SS segment total sales	879,330	1,070,576

I&SS segment operating income	143,874	235,584

For the fiscal year ended March 31, 2020, sales increased 191.2 billion yen year-on-year
to 1 trillion 70.6 billion yen. This significant increase in sales was primarily due to a significant increase in sales of image sensors for mobile products, resulting from an improvement in product mix as well as an increase in unit sales, partially offset by the impact of foreign exchange rates.
Operating income increased 91.7 billion yen
year-on-year
to 235.6 billion yen. This significant increase in operating income was primarily due to the impact of the above-mentioned increase in sales, partially offset by an increase in depreciation and amortization expenses as well as in research and development expenses and the negative impact of foreign exchange rates.
The operating performance of the I&SS segment for the fiscal year ended March 31, 2020 reflected continued growth in demand for image sensors for mobile products, which is currently the most important market for Sony’s image sensors. This growth was largely due to increased demand from smartphone makers for high value-added products such as multi-sensor cameras and larger-sized
sensors. In this environment, Sony continued to position image sensors as the primary area of focus for capital expenditure in its mid-range
plan for capital allocation, pursuant to which Sony continued to invest in production capacity for image sensors and increased its customer base while carefully monitoring demand in the fiscal year ended March 31, 2020. Sony intends to continue these initiatives in the fiscal year ending March 31, 2021.
Current View Regarding the Impact on the Business from the Spread of COVID-19
There has been no major impact on Sony’s manufacturing plants in Japan, which are operating as usual. Sony also understands that factory operations and supply chains at most of its major mobile customers, to whom it sells its image sensors, have been recovering. On the other hand, Sony continues to monitor the extent to which the final outlet for Sony’s products, the smartphone market, may decelerate going forward.
G&NS, EP&S and I&SS
Inventory

	Fiscal year ended March 31
	2019	2020
	(Yen in billions)
G&NS	75.1	56.3
EP&S	221.3	206.5
I&SS	253.4	250.5

Total	549.8	513.3

Sales to External Customers by Geographic Area

	Fiscal year ended March 31
	2019	2020
Japan	16.6%	16.6%
United States	23.8%	26.7%
Europe	26.6%	24.7%
China	13.0%	12.3%
Asia-Pacific (other than Japan and China)	13.3%	13.0%
Other	6.7%	6.8%

Total	100%	100%

Manufacturing by Geographic Area
The following tables set forth the G&NS, EP&S and I&SS segments’ total production breakdown of in-house
and outsourced production, and the breakdown of
in-house
production by geographic regions.
Total production breakdown of
in-house
and outsourced production*

	Fiscal year ended March 31
	2019	2020
In-house production	64%	73%
Outsourced production	36%	27%

Total	100%	100%

Breakdown of
in-house
production by geographic regions*
Figures in parentheses indicate the percentage of products that were exported from each geographic region to other regions.

	Fiscal year ended March 31
	2019		2020
Japan	47% (89%	)	63% (92%	)
China	19% (55%	)	12% (60%	)
Asia-Pacific (other than Japan and China)	31% (72%	)	24% (66%	)
Americas and Europe	3% (less than 5%	)	1% (20%	)

Total	100%		100%

*
Because decimals have been rounded upwards, there may be cases in which the sum of individual figures does not equal 100%.
Conditions at Sony’s Manufacturing Plants Resulting from the Spread of
COVID-19
Sony has four manufacturing plants located in China (two in Shanghai, one in Wuxi, Jiangsu, and one in Huizhou, Guangdong). All of these plants were shut down in accordance with local government mandates, from the beginning of the spring holidays on January 24, 2020 until February 9, 2020. From February 10, 2020 all four plants have re-started
operations in increments. Almost no supply chain issues remain, and operations have returned to the level they were before the spread of the virus. In accordance with a mandate by the local government, Sony shut down both of its in-house
manufacturing plants in Malaysia (Kuala Lumpur and Penang) from March 18, 2020. On April 16, 2020, Sony received approval from local authorities to re-start
its Malaysia manufacturing operations, and operations are returning to the level they were before the spread of the virus. Sony shut down its manufacturing plant in the U.K. (Wales) from March 26, 2020 in accordance with a mandate from the local government. From March 31, 2020, Sony partially re-started
its U.K. manufacturing operations after receiving approval from local authorities under certain conditions. Business has been impacted by factors such as restrictions on the movement of people across national borders, making it difficult for Sony to send engineers to manufacturing hubs such as China and countries in Southeast Asia for the purpose of helping with new product launches or giving instructions on manufacturing.
Financial Services
The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd.(“Sony Life”), Sony Assurance Inc.(“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”). The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.
Key Financial Figures

	Fiscal year ended March 31
	2019	2020
	(Yen in millions)
Financial services revenue	1,282,539	1,307,748

Financial Services segment operating income	161,477	129,597

For the fiscal year ended March 31, 2020, financial services revenue increased 25.2 billion yen year-on-year
to 1 trillion 307.7 billion yen. This increase in revenue was primarily due to an increase in insurance premium revenue mainly from single premium insurance, partially offset by a deterioration in net gains and losses on investments in the separate account, both at Sony Life. Revenue at Sony Life increased 28.6 billion yen year-on-year
to 1 trillion 171.7 billion yen.
Operating income decreased 31.9 billion yen
year-on-year
to 129.6 billion yen, due to decreases in operating income at Sony Life and Sony Bank. Operating income at Sony Life decreased 22.1 billion yen year-on-year
to 123.5 billion yen, mainly due to an increase in the provision of policy reserves and a deterioration in net gains and losses on investments, primarily driven by a decline in the stock market and lower interest rates. Operating income at Sony Bank decreased due to a deterioration in valuation gains and losses on securities.
The operating performance of the Financial Services segment for the fiscal year ended March 31, 2020 reflected conditions in the Japanese economy and bond market. The Japanese economy remained solid in the first half but declined rapidly in the second half. Bond markets were strongly affected by U.S. monetary policy, and market interest rates declined. In addition, the spread of
COVID-19
from the start of the 2020 calendar year significantly and negatively impacted the economy, and March saw sharp fluctuations in interest rates. Amid these circumstances, SFH strove to become the financial services group most highly trusted by customers in Japan, undertaking a variety of measures to maintain a sound financial base, reinforce and expand product and service offerings in order to deliver high value-added products and high-quality services to each of its customers, and enhance SFH’s internal control system. In the fiscal year ending March 31, 2021, Sony plans to continue to pursue growth in the Financial Services segment by focusing on differentiating itself through high-quality financial products and services.
Current View Regarding the Impact on the Business from the Spread of COVID-19
Pursuant to the announcement of a state of emergency by the Japanese government, all in-person
sales activity of the Lifeplanner
®
salespeople at Sony Life was suspended from April to May 25, 2020, when the state of emergency was lifted. Although these sales activities have resumed from June 1, 2020, the business was impacted by factors such as a decrease in applications for new insurance policies during the period when sales activities were stopped. It is possible that fluctuations in the financial market could impact the financial results of this segment.
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

	Fiscal year ended March 31
Financial Services segment	2019	2020
	(Yen in millions)
Financial services revenue	1,282,539	1,307,748
Financial services expenses	1,120,276	1,179,776
Other operating (income) expenses, net	104	(1,729)

	1,120,380	1,178,047
Equity in net loss of affiliated companies	(682)	(104)

Operating income	161,477	129,597
Other income (expenses), net	(73)	(20)

Income before income taxes	161,404	129,577
Income taxes	44,763	36,311

Net income	116,641	93,266
Less — Net income attributable to noncontrolling interests	235	483

Net income of Financial Services	116,406	92,783

	Fiscal year ended March 31
Sony without Financial Services segment	2019	2020
	(Yen in millions)
Net sales and operating revenue	7,396,401	6,965,971
Costs of sales	5,160,284	4,764,014
Selling, general and administrative	1,572,714	1,497,764
Other operating (income) expense, net	(71,672)	(3,841)

	6,661,326	6,257,937
Equity in net income (loss) of affiliated companies	(2,317)	9,741

Operating income	732,758	717,775
Other income (expenses), net	133,929	(28,299)

Income before income taxes	866,687	689,476
Income taxes	335	141,552

Net income	866,352	547,924
Less — Net income attributable to noncontrolling interests	8,778	7,092

Net income of Sony without Financial Services	857,574	540,832

	Fiscal year ended March 31
Consolidated	2019	2020
	(Yen in millions)
Financial services revenue	1,274,708	1,299,847
Net sales and operating revenue	7,390,979	6,960,038

	8,665,687	8,259,885
Costs of sales	5,150,750	4,753,174
Selling, general and administrative	1,576,825	1,502,625
Financial services expenses	1,112,446	1,171,875
Other operating (income) expenses, net	(71,568)	(3,611)

	7,768,453	7,424,063
Equity in net income (loss) of affiliated companies	(2,999)	9,637

Operating income	894,235	845,459
Other income (expenses), net	117,413	(46,009)

Income before income taxes	1,011,648	799,450
Income taxes	45,098	177,190

Net income	966,550	622,260
Less — Net income attributable to noncontrolling interests	50,279	40,069

Net income attributable to Sony Corporation’s Stockholders	916,271	582,191

All Other
Sales for the fiscal year ended March 31, 2020 decreased 94.3 billion yen year-on-year
to 251.4 billion yen. This significant decrease in sales was primarily due to a decrease in sales in the disc manufacturing business and the storage media business.
Operating income of 16.3 billion yen was recorded, compared to operating loss of 11.1 billion yen in the fiscal year ended March 31, 2019. Despite the impact of the above-mentioned decrease in sales, operating results improved significantly mainly due to the 17.3 billion yen remeasurement and realized gains resulting from the public listing and sale of a portion of shares of SRE Holdings Corporation, as well as the absence of the 12.9 billion yen impairment charge against long-lived assets and goodwill in the storage media business recorded in the fiscal year ended March 31, 2019.
Restructuring
In a highly competitive landscape, Sony has continued to make efforts to optimize the organization and improve the performance of its businesses, and it has undertaken restructuring initiatives including exiting businesses or product categories, reducing headcount, and streamlining its sales and administrative functions. For example, during the fiscal year ended March 31, 2020, Sony implemented various restructuring initiatives mainly within the EP&S segment, primarily aimed at improving the profitability of Mobile Communications. Additionally, Sony implemented restructuring initiatives in other segments, including the continuation of the review of the channel portfolio within Media Networks in the Pictures segment, which began in the previous fiscal year in an effort to streamline the business.
Sony believes the competitive environment will continue to be difficult, and therefore plans to be vigilant with respect to the scale of its businesses and to changes in the environment. Sony will continue to evaluate the cost and profit structure of its businesses and take action to reduce cost where Sony believes appropriate.
The chart below shows the restructuring charges, which include non-cash
charges related to depreciation associated with restructured assets, recorded in the fiscal years ended March 31, 2019 and 2020. For further details, refer to Note 20 of the consolidated financial statements.

	Fiscal year ended March 31
	2019	2020
	(Yen in millions)
Restructuring charges	33,091	24,966
Foreign Exchange Fluctuations and Risk Hedging
During the fiscal year ended March 31, 2020, the average rates of the yen were 108.7 yen against the U.S. dollar and 120.8 yen against the euro, which were 2.2 yen and 7.7 yen higher, respectively, than the fiscal year ended March 31, 2019. For the latest yen exchange rates per U.S. dollar, refer to “Selected Financial Data” in “Item 3.
Key Information.
”
For the fiscal year ended March 31, 2020, consolidated sales decreased 405.8 billion yen (5%)
year-on-year
to 8,259.9 billion yen. On a constant currency basis, sales decreased approximately 3%
year-on-year.
Consolidated operating income decreased 48.8 billion yen
year-on-year
to 845.5 billion yen. The foreign exchange fluctuations had a negative impact on the consolidated operating results mainly in the G&NS, EP&S and I&SS segments.

The table below indicates the foreign exchange impact on sales and operating results in each of the G&NS, EP&S and I&SS segments. For further details, refer to “
Operating Performance by Business Segment
” which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		Fiscal year ended March 31		Impact of changes in foreign exchange rates
		2019	2020	2019 to 2020
		(Yen in billions)
G&NS	Sales	2,310.9	1,977.6	(65.4)
	Operating income	311.1	238.4	(12.2)
EP&S	Sales	2,320.6	1,991.3	(59.8)
	Operating income	76.5	87.3	(23.0)
I&SS	Sales	879.3	1,070.6	(22.2)
	Operating income	143.9	235.6	(18.2)
During the fiscal year ended March 31, 2020, sales for the Music segment increased 5%
year-on-year
to 849.9 billion yen, while sales increased approximately 7%
year-on-year
on a constant currency basis. In the Pictures segment, sales increased 3%
year-on-year
to 1,011.9 billion yen, while sales increased approximately 5% on a U.S. dollar basis. For a detailed analysis of segment performance, refer to the Music and Pictures segments under “
Operating Performance by Business Segment
.” Sony’s Financial Services segment consolidates the
yen-based
results of SFH. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.
During the fiscal year ended March 31, 2020, Sony estimated that a one yen appreciation against the U.S. dollar would have decreased sales in the G&NS, EP&S and I&SS segments by approximately 22.8 billion yen, with almost no impact on operating income. A one yen appreciation against the euro was estimated to decrease sales in these segments by approximately 8.8 billion yen, with a corresponding decrease in operating income of approximately 5.0 billion yen. For more details, refer to “Risk Factors” in “Item 3.
Key Information
.”
Sony’s consolidated operating results are subject to foreign currency rate fluctuations primarily due to different currency composition of revenue and costs. In the G&NS segment, a significant proportion of costs is incurred in U.S. dollars but sales are recorded in Japanese yen, U.S. dollars or euros. As a result, the yen appreciation against the U.S. dollar has a positive impact on operating income while the yen appreciation against the euro has a negative impact. In the EP&S segment, yen appreciation against the U.S. dollar has a positive impact on operating income, mainly due to a high proportion of manufacturing and other costs for certain key products being incurred in U.S. dollars. Meanwhile, a large portion of sales for certain key products is in emerging markets, resulting in yen appreciation against the currencies of emerging markets having a negative impact on operating profit in the EP&S segment. In the I&SS segment, a significant proportion of sales contracts are denominated in U.S. dollars, but manufacturing operations are located in Japan, and, therefore, yen appreciation against the U.S. dollar has a significantly negative impact on operating income.
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

To minimize the effects of foreign exchange fluctuations on its operating results, particularly in the G&NS, EP&S and I&SS segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.
Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market
with changes in value recognized in other income and expenses. The notional amount of all the foreign exchange derivative contracts as of March 31, 2019 and 2020 was 1,842.8 billion yen and 1,697.4 billion yen, respectively. The net fair value of all the foreign exchange derivative contracts as of March 31, 2019 and 2020 was a liability of 3.6 billion yen and an asset of 5.2 billion yen, respectively. Refer to Note 14 of the consolidated financial statements.
* Note: In this section, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the previous fiscal year from the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment. Additionally, the impact of foreign exchange hedging transactions entered into by Mobile Communications during the previous fiscal year is included in the impact of foreign exchange rate fluctuations on operating income (loss) for the EP&S segment. The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the fiscal year ended March 31, 2019 to local currency-denominated monthly sales in the fiscal year ended March 31, 2020. For SME, Sony/ATV and EMI in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

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

	Financial Services		Sony without Financial Services		Consolidated
	March 31 2019	March 31 2020	March 31 2019	March 31 2020	March 31 2019	March 31 2020
	(Yen in millions)
Assets
Current assets:
Cash and cash equivalents (*1)	509,595	550,039	960,478	962,318	1,470,073	1,512,357
Marketable securities (*2)	1,324,538	1,847,772	—	—	1,324,538	1,847,772
Notes and accounts receivable, trade and contract assets	16,479	10,532	1,055,669	999,976	1,065,802	1,002,920
Inventories	—	—	653,278	589,969	653,278	589,969
Other receivables	63,921	73,117	159,758	115,100	223,620	188,106
Prepaid expenses and other current assets	133,214	181,247	376,778	413,496	509,301	594,021

Total current assets	2,047,747	2,662,707	3,205,961	3,080,859	5,246,612	5,735,145

Film costs	—	—	409,005	427,336	409,005	427,336
Investments and advances (*3)	11,400,938	12,457,977	399,696	351,936	11,724,651	12,734,132
Investments in Financial Services, at cost	—	—	153,968	153,968	—	—
Property, plant and equipment	22,920	18,247	752,847	890,640	777,053	908,644
Other assets:
Right-of-use assets	—	58,897	—	333,753	—	392,610
Intangibles, net (*3)	42,968	49,871	874,998	856,439	917,966	906,310
Goodwill (*3)	7,225	10,834	761,327	773,054	768,552	783,888
Deferred insurance acquisition costs	595,265	600,901	—	—	595,265	600,901
Deferred income taxes	3,533	10,365	198,953	200,021	202,486	210,372
Other	32,085	38,949	311,653	305,028	339,996	340,005

Total other assets	681,076	769,817	2,146,931	2,468,295	2,824,265	3,234,086

Total assets	14,152,681	15,908,748	7,068,408	7,373,034	20,981,586	23,039,343

Liabilities and Equity
Current liabilities:
Short-term borrowings (*4)	564,609	758,737	226,470	81,246	791,079	839,983
Short-term operating lease liabilities	—	9,363	—	59,595	—	68,942
Notes and accounts payable, trade	—	—	492,124	380,810	492,124	380,810
Accounts payable, other and accrued expenses	40,228	40,457	1,653,895	1,591,072	1,693,048	1,630,197
Accrued income and other taxes	19,655	22,825	115,571	123,171	135,226	145,996
Deposits from customers in the banking business	2,302,314	2,440,783	—	—	2,302,314	2,440,783
Other	197,123	226,455	474,926	514,368	666,024	733,732

Total current liabilities	3,123,929	3,498,620	2,962,986	2,750,262	6,079,815	6,240,443

Long-term debt	235,761	240,143	336,349	398,793	568,372	634,966
Long-term operating lease liabilities	—	41,192	—	273,668	—	314,836
Accrued pension and severance costs	33,979	34,211	350,253	290,444	384,232	324,655
Deferred income taxes	355,356	391,883	176,065	173,022	531,421	549,538
Future insurance policy benefits and other (*5)	5,642,671	6,246,047	—	—	5,642,671	6,246,047
Policyholders’ account in the insurance business	3,048,202	3,642,271	—	—	3,048,202	3,642,271
Other	15,488	21,843	288,164	289,574	281,382	289,285

Total liabilities	12,455,386	14,116,210	4,113,817	4,175,763	16,536,095	18,242,041

Redeemable noncontrolling interest	—	—	8,801	7,767	8,801	7,767
Equity:
Stockholders’ equity of Financial Services	1,695,563	1,790,333	—	—	—	—
Stockholders’ equity of Sony without Financial Services	—	—	2,850,380	3,159,071	—	—
Sony Corporation’s stockholders’ equity	—	—	—	—	3,746,377	4,125,306
Noncontrolling interests	1,732	2,205	95,410	30,433	690,313	664,229

Total Equity	1,697,295	1,792,538	2,945,790	3,189,504	4,436,690	4,789,535

Total liabilities and equity	14,152,681	15,908,748	7,068,408	7,373,034	20,981,586	23,039,343

*1 Refer to Cash Flow section below for details regarding the year-on-year
increase in cash and cash equivalents as of March 31, 2020 in all segments excluding Financial Services segment.
*2 Marketable securities as of March 31, 2020 in the Financial Services segment increased year-on-year
mainly due to the impact of AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance becoming wholly-owned subsidiaries of SFH. Refer to Note 25 of the consolidated financial statements.
*3 Investments and advances as of March 31, 2020 in the Financial Services segment increased year-on-year
due to increases in investments and advances mainly at Sony Life.
*4 Short-term borrowings as of March 31, 2020 in all segments excluding the Financial Services segment decreased primarily due to the repayment of the current portion of long-term debt.
*5 Future insurance policy benefits and other as of March 31, 2020 in the Financial Services segment increased year-on-year
due to an increase in future insurance policy benefits mainly at Sony Life.
Investments
The following table contains
available-for-sale
and
held-to-maturity
securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2020
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Yen in millions)
Financial Services Business:
Available-for-sale securities
Sony Life	1,815,487	309,294	(484)	2,124,297
Sony Bank	702,462	3,601	(2,065)	703,998
Other	83,833	137	(822)	83,148
Held-to-maturity securities
Sony Life	7,334,780	2,439,769	(6,078)	9,768,471
Sony Bank	5,418	—	(421)	4,997
Other	78,314	22,927	(73)	101,168
Total Financial Services	10,020,294	2,775,728	(9,943)	12,786,079
Non-Financial Services:
Available-for-sale securities	1,370	—	—	1,370
Held-to-maturity securities	—	—	—	—
Total Non-Financial Services	1,370	—	—	1,370
Consolidated	10,021,664	2,775,728	(9,943)	12,787,449
As of March 31, 2020, Sony Life had debt securities with gross unrealized losses of 6.6 billion yen. Of the unrealized loss, 7.1% related to securities in an unrealized loss position for periods greater than 12 months as of March 31, 2020. Sony Life principally invests in Japanese and foreign government and corporate bonds. Almost all of the debt securities in which Sony Life invested were rated higher than or equal to “BBB” or its equivalent by Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) or other rating agencies.
As of March 31, 2020, Sony Bank had debt securities with gross unrealized losses of 2.5 billion yen. Of the unrealized loss, 4.3% related to securities in an unrealized loss position for periods greater than 12 months as of March 31, 2020. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds, and foreign bonds. Almost all of these securities were rated higher than or equal to “BBB” or its equivalent by S&P, Moody’s or other rating agencies.
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

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2020 (6.6 billion yen), maturity dates vary as follows:

• Within 1 year:	—
• 1 to 5 years:	—
• 5 to 10 years:	—
• above 10 years:	100.0%
For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2020 (2.5 billion yen), maturity dates vary as follows:

• Within 1 year:	22.4%
• 1 to 5 years:	59.1%
• 5 to 10 years:	1.0%
• above 10 years:	17.5%
For the fiscal years ended March 31, 2019 and 2020, Sony Life recorded no net realized gains on available-for-sale
securities.
In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by various non-public
companies. The aggregate carrying amount of the investments in non-public
companies as of March 31, 2020 was 30.1 billion yen. A
non-public
equity investment is measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment in the same issuer.
For the fiscal years ended March 31, 2019 and 2020, total realized impairment losses were 4.3 billion yen and 9.1 billion yen, respectively, of which 0.02 billion yen and 0.02 billion yen, respectively, were recorded in financial services revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the two fiscal years were reflected in non-operating
expenses and primarily relate to certain strategic investments in non-Financial
Services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the two fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result, the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony.
Upon determination that the value of an investment is impaired, the value of the investment is written down to its fair value. For an investment where the quoted price is available in an active market, fair value is determined based on unadjusted quoted prices as of the date on which the impairment determination is made. For investments where the quoted price is not available in an active market, fair value is usually determined based on quoted prices of securities with similar characteristics or measured through the use of various methodologies such as pricing models, discounted cash flow techniques, or similar techniques that require significant management judgment or estimation of assumptions that market participants would use in pricing the investments. The impairment losses that were recorded in each of the two fiscal years related to the unique facts and circumstances of each individual investment and did not significantly impact other investments.
Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. As of March 31, 2020, Sony Life and Sony Bank account for approximately 93% and 6% of the investments in the Financial Services segment, respectively.
Cash Flows
Operating Activities: During the current fiscal year ended March 31, 2020, there was a net cash inflow of 1 trillion 349.7 billion yen from operating activities, an increase of 91.0 billion yen year-on-year.
For all segments excluding the Financial Services segment, there was a net cash inflow of 762.9 billion yen, an increase of 9.4 billion yen year-on-year.
This increase was primarily due to an increase in net income after taking into account non-cash
adjustments (including depreciation and amortization, other operating (income) expense, net and (gain) loss on securities investments, net, as well as the impact of the reversal of valuation allowances against deferred tax assets in Sony Americas Holdings Inc. and its U.S. consolidated tax group in the previous fiscal year) as well as a larger year-on-year
decrease in notes and accounts receivable, trade and contract assets. This increase in net cash inflow was partially offset by the negative impact of a decrease in accounts payable, trade compared to an increase in the previous fiscal year.

The Financial Services segment had a net cash inflow of 604.2 billion yen, an increase of 82.6 billion yen year-on-year.
This increase was primarily due to a
year-on-year
increase in net income after taking into account
non-cash
adjustments such as depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs.
Investing Activities: During the current fiscal year ended March 31, 2020, Sony used 1 trillion 352.3 billion yen of net cash in investing activities, an increase of 44.8 billion yen year-on-year.
For all segments excluding the Financial Services segment, there was a net cash outflow of 363.1 billion yen, a decrease of 157.3 billion yen year-on-year.
This decrease was mainly due to the cash inflow from the sale of all of Sony’s shares of Olympus Corporation, as well as the absence of payment for the purchase of the approximately 60% equity interest of EMI that occurred in the previous fiscal year. This decrease in net cash outflow was partially offset by an increase in payments for purchases of fixed assets. Additionally, the previous fiscal year included net cash inflow resulting from the sale of certain shares of Spotify.
The Financial Services segment used 989.1 billion yen of net cash in investing activities, an increase of 202.0 billion yen year on year. This increase was mainly due to a year-on-year
increase in payments for investments and advances carried out at Sony Life.
Financing Activities: Net cash inflow from financing activities during the current fiscal year was 65.7 billion yen, compared to net cash outflow of 122.9 billion yen in the previous fiscal year.
For all segments excluding the Financial Services segment, there was a 377.1 billion yen net cash outflow, a decrease of 144.0 billion yen year-on-year.
This decrease was mainly due to the
year-on-year
decrease in the redemption of straight bonds and the repayment of long-term debt, as well as funds raised through the issuance of straight bonds in October 2019, partially offset by a payment related to the repurchases of shares of Sony’s own common stock (33,059,200 shares for a total purchase price of 200.0 billion yen) which was approved at the meeting of its Board of Directors held on May 16, 2019.
In the Financial Services segment, there was a 425.3 billion yen net cash inflow, an increase of 43.4 billion yen year on year. This increase was primarily due to an increase in short-term borrowings at Sony Life.
Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2020 was 1 trillion 512.4 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 962.3 billion yen at March 31, 2020, an increase of 1.8 billion yen compared with the balance as of March 31, 2019. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 550.0 billion yen at March 31, 2020, an increase of 40.4 billion yen compared with the balance as of March 31, 2019.

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

	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2019	2020	2019	2020	2019	2020
	(Yen in millions)
Cash flows from operating activities:
Net income (loss)	116,641	93,266	866,352	547,924	966,550	622,260
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	91,179	106,667	282,847	309,975	374,026	416,642
Amortization of film costs	—	—	348,493	329,809	348,493	329,809
Other operating (income) expense, net	104	(1,729)	(71,672)	(3,841)	(71,568)	(3,611)
(Gain) loss on marketable securities and securities investments, net	(66,383)	93,088	(118,630)	20,177	(185,013)	113,265
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	(867)	5,947	2,056	55,466	1,144	62,654
(Increase) decrease in inventories	—	—	30,455	40,315	30,455	40,315
(Increase) decrease in film costs	—	—	(410,994)	(361,194)	(410,994)	(361,194)
Increase (decrease) in notes and accounts payable, trade	—	—	18,534	(91,435)	18,534	(91,435)
Increase (decrease) in future insurance policy benefits and other	544,179	520,683	—	—	544,179	520,683
(Increase) decrease in deferred insurance acquisition costs	(88,807)	(99,433)	—	—	(88,807)	(99,433)
(Increase) decrease in marketable securities held in the life insurance business	(64,034)	(124,270)	—	—	(64,034)	(124,270)
Other	(10,334)	10,021	(194,002)	(84,346)	(204,227)	(75,940)

Net cash provided by (used in) operating activities	521,678	604,240	753,439	762,850	1,258,738	1,349,745

Cash flows from investing activities:
Payments for purchases of fixed assets	(18,610)	(21,822)	(294,044)	(420,149)	(312,644)	(439,761)
Payments for investments and advances	(1,078,250)	(1,319,888)	(53,525)	(48,853)	(1,131,775)	(1,367,915)
Proceeds from sales or return of investments and collections of advances	309,498	343,740	84,909	94,813	394,407	438,553
Other	287	8,873	(257,719)	11,100	(257,433)	16,845

Net cash provided by (used in) investing activities	(787,075)	(989,097)	(520,379)	(363,089)	(1,307,445)	(1,352,278)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	160,902	193,709	(325,247)	(79,572)	(164,341)	113,724
Increase (decrease) in deposits from customers, net	246,945	258,720	—	—	246,945	258,720
Dividends paid	(26,100)	(27,189)	(38,067)	(49,574)	(38,067)	(49,574)
Other	112	61	(157,799)	(247,754)	(167,421)	(257,212)

Net cash provided by (used in) financing activities	381,859	425,301	(521,113)	(377,080)	(122,884)	65,658

Effect of exchange rate changes on cash and cash equivalents	—	—	52,465	(21,643)	52,465	(21,643)

Net increase (decrease) in cash and cash equivalents, including restricted	116,462	40,444	(235,588)	1,038	(119,126)	41,482
Cash and cash equivalents, including restricted, at beginning of the fiscal year	393,133	509,595	1,199,806	964,218	1,592,939	1,473,813

Cash and cash equivalents, including restricted, at end of the fiscal year	509,595	550,039	964,218	965,256	1,473,813	1,515,295

Less — restricted cash and cash equivalents, included in other current assets and other assets	—	—	3,740	2,938	3,740	2,938

Cash and cash equivalents at end of the fiscal year	509,595	550,039	960,478	962,318	1,470,073	1,512,357

B.	Liquidity and Capital Resources
The description below covers basic financial policy and figures for Sony’s consolidated operations except for the Financial Services segment and SMN Corporation, which secure liquidity on their own. Furthermore, the Financial Services segment is described separately at the end of this section.
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
Sony Corporation, SGTS and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,044.2 billion yen in total for Sony Corporation, SGTS and SCC as of March 31, 2020. There were no amounts outstanding under the CP programs as of March 31, 2020.
If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 517.1 billion yen in unused committed lines of credit, as of March 31, 2020. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 525 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. The above 525 million U.S. dollar committed line with a syndicate of foreign banks was renewed as of April 1, 2020 and increased to 1,050 million U.S. dollars. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.
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
Key Information
.”
Cash Management
Sony manages its global cash management activities primarily through SCC in the U.S. and through SGTS in other regions. The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by Sony Corporation, SGTS and SCC on a net basis, although Sony recognizes that fund transfers are limited in certain countries and geographic areas due to restrictions on capital transactions. In order to pursue more efficient cash management, cash surpluses among Sony’s subsidiaries are deposited with SGTS and SCC, and cash shortfalls among subsidiaries are covered by loans through SGTS and SCC, so that Sony can make use of excess cash balances and reduce third-party borrowings. Where local restrictions prevent an efficient intercompany transfer of funds, Sony’s intent is that cash balances remain outside of SGTS and SCC and that Sony meet its liquidity needs through ongoing cash flows, external borrowings, or both. Sony does not expect restrictions of capital transactions on amounts held outside of Japan to have a material effect on Sony’s overall liquidity, financial condition or results of operations.
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
For further information about Sony’s views regarding utilization of cash flow from operating activities generated within the Sony Group for strategic investments, shareholder returns and as cash on hand, refer to “Issues Facing Sony and Management’s Response to those Issues: Third
Mid-Range
Plan — Financial Targets and their Progress.”
C.	Research and Development
As a creative entertainment company with a solid foundation of technology, Sony promotes research and development (“R&D”) based on its mission to “fill the world with emotion through the power of technology.” Sony also believes that it is essential to align itself with the motivations of both creators and users in order to achieve its corporate direction of “getting closer to people.” In September 2019, Sony held the first Sony Technology Day, where it introduced cutting-edge technologies that connect the diverse businesses within the Sony Group. People are at the core of the Sony Group’s wide-ranging business portfolio, which is centered around the goals of “moving people’s hearts,” “connecting people to people” and “supporting people.” Sony plans to contribute to society through its technology as the societal significance of its businesses grows.
Through Corporate R&D (Sony’s research and development organization), Sony is realizing contributions to the entire Sony Group, setting the direction for robust technological development over the mid-
to long-term, and enhancing open innovation. While supporting R&D activities in each business, Sony is connecting multiple businesses through technology as well as promoting initiatives in fields such as sensing, agent processing and output expression that contribute to differentiation in key areas. In carrying out Corporate R&D activities mainly focused on the next three-to-ten
years, Sony shares the results of its research with the outside world as intellectual property, and then uses feedback from outside the company on that research to refine its development roadmap and periodically review how its R&D activities are aligned with its corporate strategy. From the standpoint of Sustainable Development Goals (SDGs) and Environment, Social and Governance (ESG), Sony also aims to contribute widely to society through technology, by delivering safety and security and by solving problems surrounding resources and the environment.
Sony carries out Corporate R&D activities in collaboration with multiple R&D centers in Japan, China, Europe and the United States, utilizing the different characteristics and strengths of each area. Additionally, Sony is proceeding with preparations to establish a new R&D center in India in an effort to strengthen its R&D presence overseas, and is also enhancing ease of movement for management and personnel between each R&D center and strengthening its R&D from more diverse perspectives. For cross-sectional projects such as those in the Entertainment and Financial Services areas, Sony assembles teams with members from various organizations to promote R&D activities through the flexible and efficient collection of knowledge. Sony is also proactively taking part in open innovation, including collaboration with universities and other research institutions, in an effort to gain insight into the motivations of creators and users from a wider perspective to enhance the potential of its business.
R&D costs for the fiscal year ended March 31, 2020 increased by 18.1 billion yen to 499.3 billion yen. The ratio of R&D costs to total revenue excluding Financial Services was 7.2% compared to 6.5% in the previous fiscal year.
The following table includes R&D costs in the fiscal years ended March 31, 2019 and 2020.

	Fiscal year ended March 31
	2019	2020
	(Yen in billions)
R&D costs
G&NS	116.3	126.7
EP&S	162.8	145.9
I&SS	124.2	143.5
Corporate R&D	45.9	44.1

Total	481.2	499.3

D.	Trend Information
This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.
Issues Facing Sony and Management’s Response to those Issues
The global economy remained sluggish during the first half of the fiscal year ended March 31, 2020 due to heightened geopolitical tensions such as intensifying U.S.-China trade friction and the withdrawal of Britain from the European Union (“Brexit”). In the second half of the fiscal year ended March 31, 2020, intermittent upturns in U.S.-China trade negotiations and decreased concerns about Brexit occurring without a withdrawal agreement (a no-deal
Brexit) helped raise expectations that the deceleration of the global economy was bottoming out. However, the situation changed completely after the beginning of 2020 due to the spread of
COVID-19
around the world, and the global economy slowed rapidly toward the end of the fiscal year ended March 31, 2020. Currently, uncertainty in the outlook for the global economy is increasing due to difficulties predicting when the spread of
COVID-19
will diminish, and due to the reignition of trade friction between the U.S. and China.
Sony has a wide range of businesses globally. In addition to these changes in the global economy, changes in the business environment, such as increasingly intense pricing pressure from competitors, shrinking markets for certain key products and services, as well as shorter product cycles, are impacting each of Sony’s business segments. For further details about the business environment surrounding each business segment, refer to “Risk Factors” in “Item 3.
Key Information
” and “Operating Results” in “Item 5.
Operating and Financial Review and Prospects
.”
In this business environment, Sony has continued to prioritize management with a long-term view, and it has carried out initiatives such as promoting the evolution and growth of each business, as well as accelerating “One Sony” initiatives, with the goal of enhancing the corporate value of the entire Sony Group. These initiatives are based on Sony’s Purpose, which is to “fill the world with emotion through the power of creativity and technology,” as well as Sony’s corporate direction of “getting closer to people.” For details on the performance of each business segment in the fiscal year ended March 31, 2020, also refer to “Operating Results” in “Item 5.
Operating and Financial Review and Prospects.
”

Business Portfolio
People are at the core of Sony’s business portfolio, and that portfolio is comprised of:
•	Content and Direct-to-Consumer (“DTC”) businesses that “move people’s hearts”
Content and DTC businesses, which work with creators to make emotionally impactful content and deliver it to users, aim to “move people’s hearts.”
•	Branded Hardware and CMOS (complementary metal oxide semiconductor) image sensors that “connect people to people”
The Branded Hardware business provides equipment that is essential for creators to create, and for users to enjoy, emotionally impactful content. The CMOS image sensor business provides a key component for smartphones, which are used by people around the world to share their emotions. These businesses aim to “connect people to people.”
•	Automotive sensing, medical and financial services businesses that “support people”
The automotive sensing business, which aims to contribute to the future of mobility by supporting people’s safety through imaging and sensing technology for autonomous driving, the medical business, which contributes to people’s health by utilizing technologies such as imaging and mechatronics, and the financial service business, which contributes to people’s lives and financial safety through financial services such as life insurance, non-life
insurance and banking, are businesses that aim to “support people.” Sony views these businesses as growth businesses over the long-term and believes they provide opportunities to leverage Sony’s technology.
Group Management and Direction of the Evolution of Each Business
<Actions to Strengthen Group Management>
Sony will change its group organizational structure in order to drive the evolution of each business and further leverage the diversity of its business portfolio, as set forth below.
•	Launch of “Sony Group Corporation” as Sony Group headquarters (Effective April 1, 2021)
•	Sony Corporation will change its company name to “Sony Group Corporation” as of April 1, 2021.
•	Sony Corporation currently operates as the headquarters of the Sony Group, and provides headquarters support functions for its electronics business. As a result of the separation and redefinition of these functions, “Sony Group Corporation” will operate as the sole headquarters of the Sony Group.
•	With the objective of increasing the corporate value of the entire Sony Group from a long-term perspective, the key missions of “Sony Group Corporation” will be: (1) business portfolio management and strategic capital allocation, (2) value creation through group synergies and business incubation, and (3) investment in talent and technology that form the foundations of innovation. Further details regarding specific functions, organizational structure and personnel will be determined by April 2021.
•	The decision to change the company name and amend a part of the Articles of Incorporation was approved at the Ordinary General Meeting of Shareholders held on June 26, 2020.
•	Sony Electronics Corporation to inherit the “Sony Corporation” company name (Effective April 1, 2021)
•	In conjunction with the launch of “Sony Group Corporation” on April 1, 2021, Sony Electronics Corporation, which currently operates the electronics business (the EP&S segment) which was the origin of Sony’s business as a whole, will inherit the company name “Sony Corporation.”
•	Sony Electronics Corporation was established as an intermediate holding company overseeing various Sony electronics subsidiaries effective April 1, 2020. Going forward, Sony Electronics Corporation will proceed with the realignment of its business entities and platform organizations and optimize its structure, talent and business portfolio, while further enhancing competitiveness and promoting new business creation.

•	Financial Services business to become a wholly-owned subsidiary
•	In order to achieve further growth and strengthen governance within the financial services business with the goal of enhancing the corporate value of the entire Sony Group, Sony Corporation resolved to make a tender offer for all of the common shares and related stock acquisition rights of SFH not held by Sony Corporation, of which it currently owns an approximately 65% stake, with a view to making SFH a wholly-owned subsidiary. Sony Corporation commenced the tender offer on May 20, 2020. Please also refer to Note 30 of the consolidated financial statements.
•	The financial services business is a core business that is integral to the long-term growth strategies of the Sony Group. SFH has maintained its position as a listed subsidiary primarily considering its ability to flexibly procure capital for growth. However, Sony has decided to make a tender offer with the aim of making SFH a wholly-owned subsidiary in order to ensure the implementation of optimized strategies for each business, and to drive further group-wide synergies rather than continue to operate the business within certain constraints as a listed subsidiary.
<G&NS>
•	The two keywords for the future direction of PlayStation ® are “immersive” and “seamless.”
•	The launch of PS5, scheduled for the 2020 holiday season, will deliver even more immersive experiences on a game console. In particular, higher speed achieved through improved computational power and a customized ultra-fast broadband solid state drive (SSD), enhanced sensory perceptions generated by the new revolutionary controller, and sound delivered in diverse and sophisticated 3D audio will combine to realize next-generation console game experiences unlike anything before.
•	PS Now, a cloud streaming game service, and “Remote Play” functionality will provide a seamless game experience to users anytime and anywhere.
•	Sony will pursue its mission to make PlayStation “The Best Place to Play” by leveraging the latest computing, streaming, cloud and 5G technologies, together with excellent content.
<Music>
•	To maximize the business opportunities from the continuing growth of the subscription digital streaming market, Sony will seek to reinforce the quality and quantity of its music catalog, while also discovering and nurturing new artists to generate new music content.
•	The music business is expected to grow steadily due to the strengthening of the music publishing business through the consolidation of EMI in the fiscal year ended March 31, 2019 as well as the growth of the streaming market.
•	The Sony Music Group, which combines the recorded music and the music publishing businesses outside of Japan, was established in August 2019. With a vision to become the most talent-friendly music company, the Sony Music Group will continue to support artists from all directions.
•	Within Sony’s music business in Japan, Sony has created hits in diverse IP areas such as music, Japanese animation (“anime”) and character merchandising, and also plans to enhance its artist management business.
<Pictures>
•	As new DTC services are continuing to be introduced across the industry and demand for content is ever-increasing, Sony is investing in the development of owned IP and strengthening its creative capacity, as well as continuing to produce outstanding video content across diverse genres.
•	Sony will continue to closely monitor the impact from the spread of
COVID-19
on the consumption of video content going forward, while working with the creative community and its supply chain partners, including exhibitors, towards resuming theatrical release of its films.

<Animation*>
•	Sony aims to engage in group-wide efforts to deliver anime to audiences around the world through its anime DTC services.
•	In China, where growth in digital entertainment is expected, Sony will strive to strengthen its relationships with local companies in areas such as anime, games and music.
*Animation is not classified as a business segment. Its operating results are included in the operating results of the G&NS, Music and Pictures segments.
<EP&S>
•	Sony defines the products that bear the Sony brand, including television, audio and video products, still and video cameras, as well as smartphones, collectively as Branded Hardware. Sony continues to introduce products and services that deliver the value of Reality (spatial value) and Real-Time (time value) through sound, video and communication technologies. Additionally, Sony will aim to address the increasing need for remote solutions that connect people to people, and people to things.
•	In the medical business, Sony will reinforce its efforts to contribute to the health of people over the long-term by leveraging the imaging, display and mechatronics technologies which it has cultivated over many years.
•	In light of the impact from the spread of
COVID-19
on product demand and supply chains, Sony will engage in initiatives designed to enhance its business structure in response to changes in the business environment.
<I&SS>
•	Sony expects that the
mid-
to long-term demand for CMOS image sensors will continue to grow due to the adoption of multiple sensors and larger-sized
sensors in smartphones. Although Sony is carefully reviewing investment in greater production capacity, taking into account the uncertain market environment mainly resulting from the impact of the spread of
COVID-19,
its goal of maintaining the global number one position in imaging applications, and becoming the global number one position in sensing remains unchanged.
•	Sony is also strengthening its focus on sensing solutions for mobile devices that “connect people to people,” such as
Time-of-Flight
sensors, and automotive sensing solutions that “support people,” which are expected to grow over the long term.
•	Based on its belief that CMOS image sensors will be key devices in the AI era, Sony intends to leverage its world-leading stacked CMOS image sensor technology and provide AI sensing solutions that deliver new value across a wide range of applications.
<Financial Services>
•	Under the new SFH management team, initiatives will include measures to further increase the value generated by the Lifeplanner
®
sales employees who constitute the core value of the life insurance business.
•	Sony will also explore further opportunities for synergies including leveraging Sony’s technology in the Financial Services segment.
Contribution to People, Society, and the Planet
Sony’s social mission is to create and deliver emotion. For people to be connected through emotion, it is necessary for people, society and the global environment to be healthy. Sony will continue to contribute to people, society and the planet through all of its business operations and extensive social support activities. For example, Sony is taking various steps to address environmental issues, beginning with its contribution to the future of mobility, which will contribute to the environment in the future. Additionally, as part of its support measures in response to
COVID-19,
Sony Corporation launched a 100 million U.S. dollar global relief fund to support the medical, education and creative communities. The Sony Music Group also launched a 100 million U.S. dollar global fund to support social justice and anti-racist initiatives around the world.

Third
Mid-Range
Plan — Financial Targets and their Progress
<Financial Targets>
On May 22, 2018, Sony Corporation unveiled a
mid-term
strategy (“third
mid-range
plan”) that charted the path forward for Sony over the next three years, starting with the fiscal year ended March 31, 2019 and finishing with the fiscal year ending March 31, 2021. In order to transition management of Sony’s operations to a more long-term perspective, key performance indicators were set as a cumulative total over a three-year period. In the third mid-range
plan, cash flows from operating activities are the most important performance metric, and Sony has been targeting total cash flows from operating activities for all segments excluding the Financial Services segment of 2.2 trillion yen or more for the three-year period from the fiscal year ended March 31, 2019 to the fiscal year ending March 31, 2021. Sony believes that cash flows from operating activities are a performance metric suitable for Sony’s long-term management based on the following perspective: (i) it more appropriately represents the sustainable earnings power of a business because it does not include the effects of temporary profits and losses, and (ii) it is more easily comparable for the purpose of planning capital expenditure, strategic investment and dividends from management’s point of view. In terms of the allocation of cash generated (“capital allocation plan”), Sony planned to spend approximately 1.1 to 1.2 trillion yen on capital expenditure, as a result of greater investment in CMOS image sensors. Regarding the remaining 1 to 1.1 trillion yen, Sony planned to prioritize strategic investment, while also making an appropriate allocation to shareholder returns, in an effort to further enhance Sony’s corporate value. However, Sony is carefully reviewing its capital expenditure plans due to the uncertain market environment. In terms of dividends, Sony has intended to increase them in a stable and long-term manner. In addition, Sony has planned to maintain a Return on Equity (ROE) level of 10% or more.
<Progress>
Sony generated approximately 1.5 trillion yen of cumulative operating cash flow excluding the Financial Services segment from the fiscal year ended March 31, 2019 to the fiscal year ended March 31, 2020. Approximately 0.2 trillion yen in cash flow was also generated from the sale of businesses and assets. Sony prioritized using this cash to make investments for future growth, such as increasing CMOS image sensor manufacturing capacity and acquiring EMI. From the fiscal year ended March 31, 2019 to the fiscal year ended March 31, 2020, Sony used approximately 0.7 trillion yen of capital for its capital expenditures and approximately 0.9 trillion yen of capital as part of its strategy for strategic investment. The strategic investment was mainly comprised of approximately 390 billion yen of capital used to fully consolidate EMI, including the assumption of EMI’s interest-bearing debt, as well as 300 billion yen in repurchases of Sony’s own shares. In terms of share repurchases, Sony plans to consider engaging in share repurchases in a flexible manner after taking into account the balance between strategic investment opportunities and its financial situation and stock price in accordance with its view to emphasize growth in earnings per share (EPS). For the fiscal year ended March 31, 2019 and the fiscal year ended March 31, 2020, Sony achieved a ROE of 27.3% and 14.8%, respectively, resulting in maintaining the financial target of ROE of 10% or more.
Apart from the above-mentioned capital allocation plan, Sony also plans to use approximately 400 billion yen of capital from the financial and capital markets for a series of transactions, including a tender offer, to make SFH a wholly-owned subsidiary. However, depending on Sony’s cash position, there is a possibility that cash on hand could be allocated for a portion of this transaction.
Corporate Policy Regarding the Spread of
COVID-19
Sony is primarily focused on ensuring the safety of its employees and their families, as well as its customers and other stakeholders, in addition to preventing the further spread of the virus. Sony is also striving to answer the needs of society and its customers to the best of its ability, and to minimize the impact of the virus on its business. To accomplish these objectives, Sony is working to gather information and swiftly carry out necessary actions. As discussed above, Sony is also continuing to fulfill its social responsibility as a global company through various measures such as establishing a relief fund to support people around the world who have been affected by the spread of
COVID-19.
For details on the impact on each business segment from the spread of
COVID-19,
refer to “Operating Results” in “Item 5.
Operating and Financial Review and Prospects
.”

Group Environmental
Mid-Term
Targets “Green Management 2020”
Sony Corporation announced in June 2015 the establishment of its “Green Management 2020” group environmental mid-term
targets, effective from fiscal 2016 (the fiscal year ended March 31, 2017) through fiscal 2020 (the fiscal year ending March 31, 2021). Based on the following three pillars, Sony has been implementing various initiatives to reduce the Sony Group’s environmental footprint:
•	Formulate targets and implement initiatives that leverage the distinctive characteristics of Sony’s businesses. Among these, reduce annual energy consumption by an average of 30% (compared to levels at the fiscal year ended March 31, 2014) in its products in the G&NS, EP&S and I&SS segments, and in the Music and Pictures segments, continue to look to use its content to raise awareness of sustainability issues and inspire environmentally conscious actions;
•	Enhance efforts to reduce Sony’s environmental footprint across its entire value chain, including manufacturing partners and suppliers, by calling on them to reduce greenhouse gas (GHG) emissions and water consumption; and
•	Accelerate the use of renewable energy.
Sony’s long-term vision is to achieve a “zero environmental footprint” throughout all stages of its product lifecycles and business activities by 2050. The “Green Management 2020”
mid-term
plan has been backcasted (calculated backwards) in order to determine the necessary intermediate steps that need to be taken by fiscal 2020 on the way to this long-term goal. With “Green Management 2020,” Sony plans to further accelerate its various initiatives directed towards its ultimate goal of a “zero environmental footprint.” As part of this measure Sony Corporation has joined RE100, an initiative operated by the international non-government
organization (NGO) The Climate Group, in partnership with CDP. In so doing, Sony will aim to use 100% renewable electricity for all of its business sites by 2040.
Sony Corporation also plans to continue to participate in the WWF’s Climate Savers Programme, which aims to achieve reductions in greenhouse gas emissions. Climate change targets are verified by WWF and a third-party verification body for their degrees of difficulty and progress.
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

F.	Contractual Obligations, Commitments, and Contingent Liabilities
The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2020. The references to the notes below refer to the corresponding notes within the consolidated financial statements.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Yen in millions)
Contractual obligations and commitments:
Short-term debt (Note 11)	810,176	810,176	—	—	—
Long-term debt (Notes 8 and 11)
Finance lease obligations and other	56,350	14,216	15,593	10,011	16,530
Other long-term debt	608,423	15,591	373,126	114,953	104,753
Interest on other long-term debt	4,409	1,489	1,075	729	1,116
Operating lease obligations, including imputed interest (Note 8)	424,965	76,469	125,254	70,967	152,275
Purchase commitments (Note 28)
Contracts for the production or purchase of motion pictures, television programming or certain rights and rights to broadcast certain live action sporting events	126,917	56,385	52,372	17,480	680
Contracts with recording artists, songwriters and companies	128,678	56,662	33,360	16,576	22,080
Sponsorship contracts related to advertising and promotional rights	5,162	4,602	560	—	—
Long-term contracts for development, distribution and publishing of game software	29,243	5,083	4,571	5,115	14,474
Purchase commitments for fixed assets, materials, and other	394,911	255,587	88,711	47,314	3,299
Future insurance policy benefits and other and policyholders’ account in the life insurance business* (Note 10)	26,457,407	594,903	1,299,026	1,370,756	23,192,722
Gross unrecognized tax benefits** (Note 22)	41,268	—	—	—	—
Total	29,087,909	1,891,163	1,993,648	1,653,901	23,507,929
* Future insurance policy benefits and other and policyholders’ account in the life insurance business are the estimated future cash payments to be made to policyholders and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. The sum of the cash payments shown for all years in the table of 26,457.4 billion yen exceeds the corresponding liability amount of 9,824.9 billion yen included in the consolidated balance sheets as of March 31, 2020. Refer to Note 10 of the consolidated financial statements.
** The total amount represents the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. The settlement period for the liability, which totaled 41.3 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities. Refer to Note 22 of the consolidated financial statements.
The following items are not included in either the above table or the total amount of commitments outstanding as of March 31, 2020:
•	The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 2 billion yen to Japanese defined benefit pension plans and approximately 8 billion yen to foreign defined benefit pension plans during the fiscal year ending March 31, 2021. Refer to Note 15 of the consolidated financial statements.
•	The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was approximately 34.3 billion yen as of March 31, 2020. Refer to Note 28 of the consolidated financial statements.

•	Purchases made during the ordinary course of business from certain component manufacturers and contract manufacturers in order to establish the best pricing and continuity of supply for Sony’s production are not included as there are typically no binding purchase obligations. Purchase obligations are defined as contractual obligations to purchase goods or services that are enforceable and legally binding on Sony. These obligations specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations do not include contracts that may be cancelled without penalty. These purchases include arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. This allows Sony’s supply chain management to have flexible and mutually beneficial purchase arrangements with these manufacturers in order to minimize inventory risk. Consistent with industry practice, Sony purchases processed goods that meet technical criteria from these component manufacturers after issuing to these manufacturers information on Sony’s projected demand and manufacturing needs.
Refer to Item 8 A. “Consolidated Statements and Other Financial Information” for legal proceedings and Note 28 of the consolidated financial statements for guarantees issued, including product warranties.
Critical Accounting Policies and Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sony evaluates its estimates, which are based on historical experience, future projections and various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may significantly differ from these estimates. The timing and extent to which the spread of
COVID-19
may negatively impact Sony’s business will depend on future developments, which are highly uncertain. This uncertainty could result in greater variability in accounting estimates and assumptions, including, but not limited to, those used in reviewing goodwill and long-lived assets for impairment and the valuation of deferred tax assets. Sony considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgment and estimates on the part of management in its application. Sony believes that the following represents its critical accounting policies.
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
Management believes that the estimates of future cash flows and fair values are reasonable, including, but not limited to, the potential impacts arising from the spread of
COVID-19.
As the extent and duration of the impacts from
COVID-19
remain unclear, Sony’s estimates and assumptions may evolve as conditions change. Actual results could differ from those estimates. As a result, changes in estimates resulting in lower future cash flows and fair values due to unforeseen changes in Sony’s businesses or assumptions could negatively affect the valuations of long-lived assets.
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
In the fourth quarter of the fiscal year ended March 31, 2020, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the total amount of goodwill allocated to the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value, and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
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
For all reporting units with goodwill, fair value exceeded the carrying amount, and therefore no impairment existed in the fiscal year ended March 31, 2020. Also, fair value of reporting units with significant goodwill exceeded their respective carrying values by at least 10.0%. For indefinite lived intangible assets, fair value exceeded the carrying amount, and therefore no impairment existed.

The carrying amounts of goodwill by segment as of March 31, 2020 are as follows:

Yen in millions
Game & Network Services	170,974
Music	391,325
Pictures	152,374
Electronics Products & Solutions	12,189
Imaging & Sensing Solutions	46,192
Financial Services	10,834

Total	783,888

A discussion of the significant assumptions, other than the MRP described above, including a sensitivity analysis with respect to their impact, of the fair value of Sony’s reporting units for the impairment analysis performed for the fiscal year ended March 31, 2020 is included below:
•	The discount rates ranged from 5.2% to 10.8%. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have resulted in an impairment.
•	The growth rates applied to the terminal values for reporting units within the G&NS, EP&S and I&SS and Financial Services segments ranged from approximately 1.0% to 1.5%. The growth rates beyond the MRP period for the reporting units in the Music segment ranged from 0% to 5.2%, and in the Pictures segment ranged from 3.0% to 4.5%. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have resulted in an impairment.
•	The earnings multiple used to calculate the terminal value in the Pictures reporting units ranged from 9.0x to 10.0x. A hypothetical reduction in the earnings multiple by 1.0x, holding all other assumptions constant, would not have resulted in an impairment.
Management believes that the assumptions used to estimate the fair value in the goodwill impairment tests are reasonable, including, but not limited to, the potential impacts arising from the spread of
COVID-19.
As the extent and duration of the impacts from
COVID-19
remain unclear, Sony’s estimates and assumptions may evolve as conditions change. Actual results could differ from those estimates. As a result, changes in estimates resulting in lower than currently anticipated cash flows and fair values due to unforeseen changes in assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and indefinite lived intangible assets in the future.
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
To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 0.6% for its Japanese pension plans as of March 31, 2020. The discount rate was determined by using information about yields on high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about yields is collected from published market information and credit rating agencies. The 0.6% discount rate is the same as the rate used for the fiscal year ended March 31, 2019 and reflects current Japanese market interest conditions.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 2.6% and 2.5% as of March 31, 2019 and March 31, 2020, respectively. The actual return on pension plan assets for the fiscal years ended March 31, 2019 and 2020 was a 2.7% gain and a 1.3% gain, respectively. The difference between the expected and the actual rate of return on pension plan assets was primarily due to the negative performance in the global equity markets during the fourth quarter of the fiscal year ended March 31, 2020 due to the spread of
COVID-19.
Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over a certain period, thereby reducing the year-to-year
volatility in pension costs. As of March 31, 2019 and March 31, 2020, Sony had, with respect to Japanese pension plans, net actuarial losses of 311.1 billion yen and 223.4 billion yen, respectively, including losses related to pension plan assets. Although the actual return on pension plan assets was lower than expected, the net actuarial loss decreased mainly due to the impact of the amendments to Japanese pension plans. Refer to Note 15 of the consolidated financial statements.
The following table illustrates the effect on the fiscal year ending March 31, 2021 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2020 constant, for Japanese pension plans.

Change in assumption	Projected benefit obligations	Pension costs	Net income
(Yen in billions)
25 basis point increase / decrease in discount rate	-/+18.6	+ /-0.2	-/+0.1
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	-/+1.1	+/-0.7
Deferred tax asset valuation
Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized prior to expiration. Accordingly, the need to establish a valuation allowance for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of carrying value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.
As a result of prior losses, as of March 31, 2020, total established valuation allowances against deferred tax assets were 608.2 billion yen. This amount includes a valuation allowance of 274.8 billion yen relating to national tax and 125.5 million yen relating to local tax at Sony Corporation and its national tax filing group in Japan. A critical factor in the analysis of a continuing need for a valuation allowance against these assets is the forecast of future profitability given the relatively short net operating loss carryforward period in Japan. Due to the uncertainty of the forecast of future income after the impact of the spread of
COVID-19
from early 2020, the valuation allowance established against the net deferred tax assets that are attributable to Sony Corporation and its national tax filing group in Japan was not reversed, even partially, in the fiscal year ended March 31, 2020 despite several years of positive earnings. Valuation allowances also continue to be established on the remaining U.S. deferred tax assets of approximately 600 million U.S. dollars, primarily comprised of foreign tax credits and certain research and development credits. Sony continues to monitor its U.S. tax position and the potential use of such assets, and accordingly, the valuation allowance in respect of those assets may be reversed in the future.
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
Future insurance policy benefits
Liabilities for future insurance policy benefits, except the portion of liabilities for minimum guarantee benefits which is described below, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 0.5% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in
throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. Liabilities for future policy benefits include the liability for the minimum guarantee benefits of variable annuities and variable life insurance contracts. Regarding variable annuities and variable life insurance contracts, minimum guarantee benefits (minimum death benefit, minimum accumulation benefit, etc.) are provided, and Sony bears the risk of fulfilling the minimum guarantee benefits prescribed in the contracts to policyholders. The fair value option is applied to a portion of the liabilities for the variable annuity contracts with minimum guarantee benefits. Refer to Note 13 of the consolidated financial statements. Excluding the portion of the liability measured at fair value, the liability for the minimum guarantee benefit is calculated based on the ratio of the present value of expected total excess payments divided by the present value of expected total assessments over the life of the contract. Mortality rates, lapse rates, discount rates and investment yield are used as significant assumptions for this calculation.
Policyholders’ account in the life insurance business
Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable life insurance contracts. The credited rates associated with interest sensitive whole life contracts range from 1.7% to 2.0%. For variable life insurance contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment educational endowment contracts, individual variable annuities and policies after the start of annuity payments. The credited rates associated with investment contracts, except for individual variable annuities, range from 0.01% to 6.3%. For individual variable annuities, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Liabilities for policyholders’ account in the life insurance business includes the liabilities related to the variable annuities and variable life insurance contracts with minimum guarantee benefits. Sony elected the fair value option for certain of these liabilities for policyholders’ account in the life insurance business. Refer to Note 13 of the consolidated financial statements.
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
Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Corporation, their responsibility as a director or officer, date of birth, the number of years they have served as a director or officer, and other principal business activities outside the Corporation as of June 26, 2020.
Board of Directors

Kenichiro Yoshida
Responsibility as a Director: Member of the Nominating Committee
Date of Birth: October 20, 1959
Number of Years Served as a Director: 6 years
Principal Business Activities Outside the Corporation: Outside Director, M3, Inc.
Brief Personal History:
April 1983	Joined Sony Corporation
July 2000	Joined Sony Communication Network Corporation (currently Sony Network Communications Inc.)
May 2001	SVP, Sony Communication Network Corporation
April 2005	President and Representative Director, Sony Communication Network Corporation
December 2013	EVP, CSO and Deputy CFO, Corporate Executive Officer, Sony Corporation
April 2014	EVP and CFO, Representative Corporate Executive Officer, Sony Corporation
June 2014	Director, Sony Corporation (present)
April 2015	Executive Deputy President and CFO, Representative Corporate Executive Officer, Sony Corporation
April 2018	President and CEO, Representative Corporate Executive Officer, Sony Corporation
June 2020	Chairman, President and CEO, Representative Corporate Executive Officer, Sony Corporation (present)

Hiroki Totoki
Responsibility as a Director: —
Date of Birth: July 17, 1964
Number of Years Served as a Director: 1 year
Principal Business Activities Outside the Corporation: Outside Director, Recruit Co., Ltd.
Brief Personal History:
April 1987	Joined Sony Corporation
February 2002	Representative Director, Sony Bank Incorporated
June 2005	Director, Corporate Executive Officer and Senior Managing Director, Sony Communication Network Corporation (currently Sony Network Communications Inc.)
April 2012	Representative Director, Corporate Executive Officer and Senior Managing Director, So-net Entertainment Corporation (currently Sony Network Communications Inc.)
April 2013	Representative Director, Corporate Executive Officer, Deputy President and CFO, So-net Entertainment Corporation
December 2013	SVP, Corporate Executive, Sony Corporation Corporate Executive in charge of Business Strategy, Corporate Development and Transformation
November 2014	President and CEO, Sony Mobile Communications Inc.
June 2015	Director, Chairman, So-net Corporation (currently Sony Network Communications Inc.)
April 2016	EVP, Corporate Executive Officer, Sony Corporation Officer in charge of New Business Platform Strategy, Sony Corporation President and Representative Director, So-net Corporation
June 2017	CSO, Sony Corporation Officer in Charge of Mid-to-Long Term Business Strategy, New Business
April 2018	Representative Corporate Executive Officer, CFO, Sony Corporation
June 2018	Senior EVP, Sony Corporation
Outside Director, Recruit Co., Ltd. (present)
June 2019	Director, Sony Corporation (present)
June 2020	Executive Deputy President and CFO, Representative Corporate Executive Officer, Sony Corporation (present)

Shuzo Sumi
Responsibility as a Director: Chairman of the Board Chair of the Nominating Committee
Date of Birth: July 11, 1947
Number of Years Served as a Director: 3 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1970	Joined Tokio Marine & Fire Insurance Co., Ltd.
June 2000	Director and Chief Representative in London, Overseas Division, Tokio Marine & Fire Insurance Co., Ltd.
June 2002	Managing Director, Tokio Marine & Fire Insurance Co., Ltd.
October 2004	Managing Director, Tokio Marine & Nichido Fire Insurance Co., Ltd.
June 2005	Senior Managing Director, Tokio Marine & Nichido Fire Insurance Co., Ltd.
June 2007	President & Chief Executive Officer, Tokio Marine & Nichido Fire Insurance Co., Ltd. President & Chief Executive Officer, Tokio Marine Holdings, Inc.
June 2013	Chairman of the Board, Tokio Marine & Nichido Fire Insurance Co., Ltd. Chairman of the Board, Tokio Marine Holdings, Inc.
June 2014	Outside Director, Toyota Industries Corporation (present)
April 2016	Senior Executive Advisor, Tokyo Marine & Nichido Fire Insurance Co., Ltd. (present)
June 2017	Director, Sony Corporation (present)

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

Toshiko Oka
Responsibility as a Director: Member of the Audit Committee
Date of Birth: March 7, 1964
Number of Years Served as a Director: 2 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1986	Joined Tohmatsu Touche Ross Consulting Limited
July 2000	Joined Asahi Arthur Anderson Limited
September 2002	Principal, Deloitte Tohmatsu Consulting Co., Ltd. (currently ABeam Consulting Ltd.)
April 2005	President and Representative Director, ABeam M&A Consulting Ltd. (currently PwC Advisory LLC)
April 2016	Partner, PwC Advisory LLC
June 2016	CEO, Oka & Company Ltd. (present) Outside Director, Hitachi Metals, Ltd. (present)
June 2018	Director, Sony Corporation (present)
June 2019	Outside Director, Happinet Corporation (present)
June 2020	Outside Director, JXTG Holdings, Inc. (present)

Sakie Akiyama
Responsibility as a Director: Member of the Compensation Committee
Date of Birth: December 1, 1962
Number of Years Served as a Director: 1 year
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1987	Joined Arthur Andersen & Co.
April 1994	Founder and CEO, Saki Corporation
October 2018	Founder, Saki Corporation (present)
June 2019	Director, Sony Corporation (present) Outside Director, Japan Post Holdings Co., Ltd. (present) Outside Director, Orix Corporation (present)
June 2020	Outside Director, Mitsubishi Corporation (present)

Wendy Becker
Responsibility as a Director: Chair of the Compensation Committee
Date of Birth: November 2, 1965
Number of Years Served as a Director: 1 year
Brief Personal History and Principal Business Activities Outside the Corporation:
September 1987	Brand Manager, Procter & Gamble Company
September 1993	Consultant, McKinsey & Company, Inc.
December 1998	Partner, McKinsey & Company, Inc.
February 2008	Management Director, Residential, TalkTalk, The Carphone Warehouse Ltd. Board member, Member of Remuneration Committee, Whitbread plc
September 2009	Chief Marketing Officer, Vodafone Group plc
September 2012	Chief Operating Officer, Jack Wills Ltd.
October 2013	CEO, Jack Wills Ltd.
February 2017	Board member, Chair of Remuneration Committee, Great Portland Estates plc (present)
September 2017	Board member, Logitech International S.A. (present)
June 2019	Director, Sony Corporation (present)
September 2019	Chair of the Board, Logitech International S.A. (present)

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

Adam Crozier
Responsibility as a Director: Member of the Nominating Committee
Date of Birth: January 26, 1964
Number of Years Served as a Director: —
Brief Personal History and Principal Business Activities Outside the Corporation:
January 1995	Joint CEO, Saatchi & Saatchi Group Ltd.
January 2000	CEO, The Football Association
February 2003	CEO, Royal Mail Group Ltd.
April 2010	CEO, ITV plc
April 2017	Non-Executive Chairman, Whitbread Group plc (present)
December 2018	Non-Executive Chairman, ASOS plc (present)
February 2020	Non-Executive Chairman, Kantar Group Ltd. (present)
June 2020	Director, Sony Corporation (present)

Keiko Kishigami
Responsibility as a Director: Member of the Audit Committee
Date of Birth: January 28, 1957
Number of Years Served as a Director: —
Brief Personal History and Principal Business Activities Outside the Corporation:
October 1985	Joined Peat Marwick Minato (currently Ernst & Young ShinNihon LLC)
August 1989	Registered as Certified Public Accountant (present)
December 1997	Partner, Century Audit Corporation (currently Ernst & Young ShinNihon LLC)
May 2004	Representative Partner (position currently defined as “Senior Partner”), Ernst & Young ShinNihon (currently Ernst & Young ShinNihon LLC)
September 2018	Board Member, WWF Japan (present)
June 2019	Outside Auditor, Okamura Corporation (present)
June 2020	Director, Sony Corporation (present) Outside Auditor, Sumitomo Seika Chemicals Company, Limited (present)

Joseph A. Kraft Jr.
Responsibility as a Director: Member of the Compensation Committee Director in charge of Information Security
Date of Birth: May 12, 1964
Number of Years Served as a Director: —
Brief Personal History and Principal Business Activities Outside the Corporation:
July 1986	Joined Morgan Stanley Inc.
January 2000	Managing Director, Morgan Stanley Inc.
April 2007	Managing Director, Head of Capital Markets Division, Dresdner Kleinwort Japan
March 2010	Deputy Branch Manager & Managing Director, Bank of America Merrill Lynch Japan
July 2015	CEO, Rorschach Advisory Inc. (present)
June 2020	Director, Sony Corporation (present)

Corporate Executive Officers
In addition to Kenichiro Yoshida and Hiroki Totoki, the four individuals set forth below are the current Corporate Executive Officers of Sony Corporation as of June 26, 2020. Refer to “Board Practices” below.

Shigeki Ishizuka
Responsibility as an Officer: Vice Chairman, Representative Corporate Executive Officer, Officer in charge of Electronics Products & Solutions and Storage Media Businesses
Date of Birth: November 14, 1958
Number of Years Served as a Corporate Executive Officer: —
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1981	Joined Sony Corporation
August 2004	Managing Director, Corporate Executive, Sony EMCS Corporation (currently Sony Global Manufacturing & Operations Corporation)
November 2006	President, Digital Imaging Business Group, Sony Corporation
June 2007	SVP, Corporate Executive, Sony Corporation
June 2009	President, Device Solutions Business Group, Sony Corporation
April 2012	President, Digital Imaging Business Group, Sony Corporation
April 2015	EVP, Corporate Executive Officer, Sony Corporation
April 2017	Representative Director and President, Sony Imaging Products & Solutions Inc. (present)
June 2018	Senior EVP, Sony Corporation
April 2020	Representative Director, President and CEO, Sony Electronics Corporation (present)
June 2020	Vice Chairman, Representative Corporate Executive Officer, Sony Corporation (present)

Toru Katsumoto
Responsibility as an Officer: Executive Deputy President, Corporate Executive Officer, Officer in charge of R&D and Medical Business
Date of Birth: October 14, 1957
Number of Years Served as a Corporate Executive Officer: 2 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1982	Joined Sony Corporation
November 2012	SVP, Corporate Executive, Sony Corporation
April 2013	Representative Director and President, Sony Olympus Medical Solutions Inc.
January 2016	Director, Sony Olympus Medical Solutions Inc. (present)
January 2017	President, Medical Business Group, Sony Corporation
April 2017	Representative Director and Deputy President, Sony Imaging Products & Solutions Inc. (present)
April 2018	EVP, Corporate Executive Officer, Sony Corporation
June 2019	Senior EVP, Corporate Executive Officer, Sony Corporation
June 2020	Executive Deputy President, Corporate Executive Officer, Sony Corporation (present)

Shiro Kambe
Responsibility as an Officer: Senior EVP, Officer in charge of Legal, Compliance, Corporate Communications, Sustainability, External Relations, Quality, Information Security and Privacy
Date of Birth: December 18, 1961
Number of Years Served as a Corporate Executive Officer: 6 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1984	Joined Sony Corporation
June 2010	SVP, Corporate Executive, Sony Corporation
June 2014	EVP, Corporate Executive Officer, Sony Corporation
June 2020	Senior EVP, Corporate Executive Officer, Sony Corporation (present)

Kazushi Ambe
Responsibility as an Officer: Senior EVP, Officer in charge of Human Resources and General Affairs
Date of Birth: April 23, 1961
Number of Years Served as a Corporate Executive Officer: 4 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1984	Joined Sony Corporation
October 2001	Vice President, Sony Ericsson Mobile Communications
April 2006	Senior Vice President, Sony Corporation of America
November 2014	SVP, Corporate Executive, Sony Corporation
June 2016	EVP, Corporate Executive Officer, Sony Corporation
June 2020	Senior EVP, Corporate Executive Officer, Sony Corporation (present)
Kenichiro Yoshida, Hiroki Totoki, Shigeki Ishizuka, Toru Katsumoto, Shiro Kambe and Kazushi Ambe are engaged on a full-time basis by Sony Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.
B.	Compensation
Under the Financial Instruments and Exchange Act of Japan and related regulations, Sony Corporation is required to disclose the total remuneration paid by Sony Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that Sony Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2020 filed on June 26, 2020 with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.
(1) Total amounts of remuneration paid by Sony Corporation to Directors and Corporate Executive Officers

	Fixed remuneration		Remuneration linked to business results		Phantom restricted stock plan
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	14	210	—	—	3	111
	(*1) (*2)			(*3)
(Outside Directors)	(12)	(174)	(—)	(—)	(3)	(111)
Corporate Executive Officers	5	360	5	446	—	—
	(*2)			(*4)
Total (*6)	19	570	5	446	3	111
						(*5)
*1 The number of persons does not include Directors who concurrently serve as Corporate Executive Officers, because Sony Corporation does not pay any additional remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.
*2 The number of persons includes three Directors who resigned on the day of the Ordinary General Meeting of Shareholders held on June 18, 2019.
*3 Sony Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.
*4 The amount of remuneration linked to business results for the fiscal year ended March 31, 2020 was paid in June 2020.
*5 The Phantom Restricted Stock Plan includes the amount that will be paid to three Directors who resigned on the day of the Ordinary General Meeting of Shareholders held on June 26, 2020.
*6 In addition to the above, Sony Corporation issued restricted stock and stock acquisition rights for the purpose of granting stock options as remuneration linked to stock price. During the fiscal year ended March 31, 2020, Sony Corporation recorded 37 million yen in expenses for the restricted stock granted to non-executive
Directors and 355 million yen in expenses for the restricted stock granted to Corporate Executive Officers. Regarding the stock acquisition rights granted to Corporate Executive Officers, Sony Corporation recorded 479 million yen in expenses during the fiscal year ended March 31, 2020 or in the past for stock option purposes.

(2) Amounts of remuneration paid by Sony Corporation and its subsidiaries to Directors and Corporate Executive Officers on an individual basis.

Name	Position (*1)	Fixed Remuneration (*2) (Yen in millions)	Remuneration linked to business results (*2) (*3) (Yen in millions)	Phantom restricted stock plan (Yen in millions)	Total (*2) (Yen in millions)	Granted number of stock acquisition rights (*4) (Ten thousand shares)	Granted number of restricted stock (*5) (Ten thousand shares)
Kenichiro Yoshida	Sony Corporation Director, Chairman, President & CEO, and Representative Corporate Executive Officer (*6) (*7)	175	279	—	454	15	5
Hiroki Totoki	Sony Corporation Director, Executive Deputy President & CFO, and Representative Corporate Executive Officer (*6) (*7)	59	56	—	115	3	1.5
Toru Katsumoto	Sony Corporation Executive Deputy President, Corporate Executive Officer (*7)	48 (*8)	46 (*8)	—	93 (*8)	2	1
Shiro Kambe	Sony Corporation Senior Executive Vice President, Corporate Executive Officer	42	39	—	81	2	0.6
Kazushi Ambe	Sony Corporation Senior Executive Vice President, Corporate Executive Officer	40	36	—	75	2	0.6
*1 The above chart shows remuneration for Directors and Corporate Executive Officers who received, or who became likely to receive, total remuneration exceeding 100 million yen from Sony Corporation and its subsidiaries during the fiscal year ended March 31, 2020. Titles are as of the date of submission of this document.
*2 Due to rounding, individual sums may not total 100%.
*3 For the indicators and results used to determine the amount of remuneration linked to business results, please refer to “Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2020” below.
*4 The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2020 was 1,864 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 17 of the consolidated financial statements for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Corporation’s common stock (“Common Stock”) exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2020 for accounting purposes and should not be regarded as any indication or prediction of Sony with respect to its future stock performance.
*5 Indicates the total number of shares of restricted stock granted in the fiscal year ended March 31, 2020 for Corporate Executive Officers. The issue price per share of restricted stock was 5,648 yen.
*6 As noted above, Sony Corporation does not pay any remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.
*7 Apart from the remuneration contained in the above table, Sony Corporation also provided certain personal benefits and perquisites, including fringe benefits and in some instances income taxes related to perquisites, totaling 8 million yen to Kenichiro Yoshida, 1 million yen to Hiroki Totoki and 1 million yen to Toru Katsumoto during the fiscal year ended March 31, 2020.
*8 In the above chart, remuneration for Toru Katsumoto includes 13 million yen in fixed compensation and 9 million yen in performance-based compensation from Sony Imaging Products & Solutions Inc.

(3) Basic policy regarding Director and Senior Executive remuneration
The basic policy regarding remuneration for Directors and Senior Executives determined by the Compensation Committee, is as follows:
(a) Basic policy regarding Director remuneration
The primary duty of Directors is to supervise the performance of business operations of Sony as a whole. In order to improve this supervisory function over the business operations of Sony, which is a global company, the following two elements have been established as the basic policy for the determination of remuneration of Directors. No Director remuneration is paid to those Directors who concurrently serve as Corporate Executive Officers.
•	Attracting and retaining an adequate talent pool of Directors possessing the requisite abilities to excel in the global marketplace; and
•	Ensuring the effectiveness of the supervisory function of Directors.
Based upon the above, Director remuneration consists of the following three components:
•	Fixed remuneration;
•	Remuneration linked to stock price; and
•	Phantom Restricted Stock Plan.
The amount of each component and its percentage of total remuneration shall be at an appropriate level determined in accordance with the basic policy above and based upon research conducted by a third party regarding remuneration of directors of both Japanese and non-Japanese
companies.
Regarding remuneration linked to stock price, restricted stock is used to further promote shared values between the shareholders and Directors, and incentivize Directors to develop and maintain a sound and transparent management system. Appropriate restrictions and conditions shall be set in order to enhance the effectiveness of the remuneration programs.
Regarding the Phantom Restricted Stock Plan, points determined every year by the Compensation Committee shall be granted to Directors every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying the common stock price by the individual’s accumulated points. Sony shall not grant any points pursuant to the Phantom Restricted Stock Plan to a Director for a fiscal year in which Sony granted restricted stock as Director remuneration to such Director.
(b) Basic policy regarding Senior Executive remuneration
Senior Executives are key members of management responsible for executing the operations of Sony as a whole, or respective businesses of Sony. In order to further improve the business results of Sony, the following two elements have been established as the basic policy for the determination of remuneration of Senior Executives.
•	Attracting and retaining an adequate talent pool possessing the requisite abilities to excel in the global marketplace; and
•	Providing effective incentives to improve business results on a short-, medium- and long- term basis.
Based upon the above, Senior Executive remuneration shall basically consist of the following four components:
•	Fixed remuneration;
•	Remuneration linked to business results;
•	Remuneration linked to stock price; and
•	Phantom Restricted Stock Plan.
The amount of each component and its percentage of total remuneration shall be at an appropriate level determined in accordance with the above basic policy and the individual’s level of responsibility and based upon research conducted by a third party regarding remuneration of management of both Japanese and non-Japanese
companies, emphasizing linking Senior Executive remuneration to business results and shareholder value. In principle, remuneration for a Senior Executive who has a greater management responsibility and influence on

Sony as a whole has a higher proportion of remuneration linked to stock price which is directly linked to the corporate value. (Please see below Reference: Executive Compensation Package Design to Focus on Long-Term Management.)
Remuneration linked to business results shall be structured appropriately and based upon appropriate indicators to ensure that such remuneration effectively incentivizes Senior Executives to achieve the mid-
to long-term and the corresponding fiscal year’s corporate targets. Specifically, the amount shall be determined based upon the level of achievements of the targets of (1) certain key performance indicators linked to consolidated or individual business results of Sony of the corresponding fiscal year, such as Return on Equity (“ROE”), Net Income attributable to Sony Corporation’s Stockholders and Operating Cash Flow (“Financial Performance KPIs”), which indicators are selected based on the areas for which each Senior Executive is responsible and (2) the individual performance of the area(s) for which the relevant Senior Executive is responsible. The amount to be paid to Senior Executives shall fluctuate, in principle, within the range from 0% to 200% of the standard payment amount (“Business Results Linked Standard Payment Amount”) based on the achievement of the above-mentioned targets. Efforts to accelerate collaboration among businesses of Sony from the viewpoint of value creation as “One Sony,” as well as sustainability initiatives related to social value creation and ESG (environment, social and governance) shall be included in the evaluation indicators of individual performance. The Business Results Linked Standard Payment Amount shall be determined so that such amount is within a certain percentage of the cash compensation (total of the fixed remuneration and the remuneration linked to business results), which percentage shall be determined in accordance with each individual’s level of responsibility.
Remuneration linked to the stock price, such as stock options and restricted stock, will be used to incentivize Senior Executives to increase mid-
to long-term shareholder value. Appropriate restrictions and conditions shall be set in order to enhance the effectiveness of such remuneration program. The amount of remuneration linked to the stock price shall be determined, so that the amount is within a certain percentage of the total cash compensation (total of the fixed remuneration and the remuneration linked to business results) and remuneration linked to the stock price.
Regarding the Phantom Restricted Stock Plan, points determined every year by the Compensation Committee shall be granted to Senior Executives every year during his/her tenure in office, and at the time of resignation, the remuneration amount shall be calculated by multiplying the common stock price by the individual’s accumulated points.
(Reference: Executive Compensation Package Design to Focus on Long-Term Management)
The following bar chart shows the composition of remuneration for Senior Executives applicable to the fiscal year ended March 31, 2020. The proportions of “Remuneration linked to business results” are based on the Business Results Linked Standard Payment Amount.

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
For determining the amount of the remuneration linked to business results for each Senior Executive, the Business Results Linked Standard Payment Amount, the targets for the Financial Performance KPIs and the targets for the individual performance of the areas(s) for which each Senior Executive is responsible are determined and thereafter, at the meeting of the Compensation Committee held after the corresponding fiscal year end, the amount of such remuneration is determined based on the level of achievement of such targets for the Financial Performance KPIs and the individual performance.
The Compensation Committee determined the amount of compensation of each Directors and Senior Executives for the fiscal year ended March 31, 2020 also according to the procedure above.
(5) Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2020
The Business Results Linked Standard Payment Amount for the fiscal year ended March 31, 2020 was between 37.5% and 50.0% of cash compensation (total of the fixed remuneration and the remuneration linked to business results). The Financial Performance KPIs mainly used for the Corporate Executive Officers and their weighting, targets and results were as follows:

KPI	Weight	Target to be achieved for the fiscal year ended March 31, 2020 (Consolidated)	Result for the fiscal year ended March 31, 2020 (Consolidated)

Operating CF	50%
Amount determined in order to achieve the Operating CF (as defined below) target under Sony’s Third
Mid-Range
Plan of 2.2 trillion yen or more for the three-year period from the fiscal year ended March 31, 2019
			762.9 billion yen

Net Income attributable to Sony Corporation’s Stockholders	40%	500 billion yen	582.2 billion yen

ROE	10%	12.5%	14.8%
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
For the target to be achieved for the Operating CF for the fiscal year ended March 31, 2020, an amount which the Compensation Committee determined as appropriate was set in order to achieve the Operating CF target under Sony’s Third
Mid-Range
Plan of 2.2 trillion yen or more for the three-year period from the fiscal year ended March 31, 2019. The target for the Net Income attributable to Sony Corporation’s Stockholders for the fiscal year ended March 31, 2020 was set as 500 billion yen, which was the forecasted amount for the Net Income attributable to Sony Corporation’s Stockholders for the fiscal year ended March 31, 2020 announced in April 2019. The target for ROE was 12.5% for the fiscal year ended March 31, 2020. The results for the Financial Performance KPIs for the fiscal year ended March 31, 2020 were as follows: Operating CF: 762.9 billion yen, Net Income attributable to Sony Corporation’s Stockholders: 582.2 billion yen, ROE: 14.8%, each exceeding the targeted amount.
As outlined above under “Basic policy regarding Director and Senior Executive remuneration,” remuneration linked to business results for Corporate Executive Officers for the fiscal year ended March 31, 2020 was determined based upon the level of achievement of the indicators which were selected based on the areas of responsibility of the relevant Corporate Executive Officer and the individual performance of the area(s) for which the relevant Corporate Executive Officer was responsible. The amounts to be paid to the Corporate Executive Officers were determined within the range from 0% to 200% of the Business Results Linked Standard Payment Amount. As a result, the ratio of remuneration linked to business results of Corporate Executive Officers for the fiscal year ended March 31, 2020 was in the range of 149.1% to 155.1% of the Business Results Linked Standard Payment Amount.
(For Reference) Restricted Stock
Sony Corporation has introduced a restricted stock plan starting from the fiscal year ended March 31, 2018, pursuant to which shares of restricted stock will be allotted to Sony Corporation’s Corporate Executive Officers and other executives, and non-executive
Directors of Sony Corporation (the
“Non-Executive
Directors”). The

purpose of the plan for the Corporate Executive Officers and other executives is to further reinforce management’s alignment with shareholder value, and to incentivize management to improve mid-
to long-term performance and increase shareholder value. Furthermore, the purpose of the plan for the
Non-Executive
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
General
Sony Corporation continuously strives to strengthen its corporate governance system in a way that is suitable for Sony and increases corporate value over the mid-
to long-term. To operate Sony effectively, Sony Corporation continuously approaches its corporate governance through two basic precepts: (a) the Board of Directors (the “Board”), a majority of which is comprised of independent outside Directors, focuses on effective oversight of management’s operation of the business and maintains a sound and transparent governance framework by utilizing the Nominating Committee, the Audit Committee and the Compensation Committee; and (b) the Board determines Sony’s fundamental management policies and other material matters and delegates to each of the Senior Executives that assume important roles for the management of Sony, including the Corporate Executive Officers, decision-making authority to conduct Sony’s business operations broadly in line with their respective responsibilities, as defined by the Board, with a view to promoting timely and efficient decision-making within Sony. In furtherance of these efforts, Sony Corporation has adopted a “Company with Three Committees” corporate governance system under the Companies Act of Japan (
Kaishaho
) and related regulations (collectively the “Companies Act”) as the most appropriate system for the company. Under such system, Sony Corporation has introduced its own requirements to help improve and maintain the soundness and transparency of its governance by strengthening the separation of the Directors’ function from that of management; maintaining what the company believes is an appropriate Board size, which enables the members of the Board to actively contribute to discussion; and advancing the proper functioning of the statutory committees.
Sony Corporation is governed by the Board, the members of which are elected at the Ordinary General Meeting of Shareholders. Under the Companies Act, a “Company with Three Committees” is required to have three committees: the Nominating Committee, the Audit Committee and the Compensation Committee, each consisting of Directors appointed by the Board. The Companies Act also requires the Board to appoint Corporate Executive Officers (
Shikko-yaku
), who make decisions regarding the execution of Sony’s business activities within the scope of the authority delegated to them by the Board. Sony Corporation has appointed its Chief Executive Officer (“CEO”), who is responsible for Sony’s overall management, and other officers who are responsible for important and extensive headquarters functions as Corporate Executive Officers. Sony Corporation has also appointed Corporate Executive Officers, including the CEO and other executives, that assume important roles for the management of Sony as Senior Executives. In addition, Sony grants titles, such as Senior Executive Vice President, Executive Vice President and Senior Vice President, to management team members in accordance with their respective roles and responsibilities.
A summary of the governance system adopted by Sony Corporation is set forth below. For an explanation of the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, refer to “Item 16G.
Disclosure About Differences in Corporate Governance
.”

Board of Directors
(1) Members: 12 Directors including 9 outside Directors (as of June 26, 2020)

Name	Position

Kenichiro Yoshida	Director

Hiroki Totoki	Director

Shuzo Sumi	Chairman of the Board Outside Director

Tim Schaaff	Non-Executive Director

Kazuo Matsunaga	Vice Chairman of the Board Outside Director

Toshiko Oka	Outside Director

Sakie Akiyama	Outside Director

Wendy Becker	Outside Director

Yoshihiko Hatanaka	Outside Director

Adam Crozier	Outside Director

Keiko Kishigami	Outside Director

Joseph A. Kraft Jr.	Outside Director
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
(3) Policy Regarding Composition of the Board
With a view toward securing effective input and oversight by the Board, the Nominating Committee reviews and selects candidates for the Board with the aim of assuring that a substantial part of the Board is comprised of qualified outside Directors that satisfy the independence requirements established by Sony and by law. The Nominating Committee selects candidates that it views as well-suited to be Directors in light of the Board’s purpose of enhancing Sony’s corporate value. The Nominating Committee broadly considers various relevant factors, including a candidate’s capabilities (such as the candidate’s experience, achievements, expertise and international fluency), availability, and independence, as well as diversity in the boardroom, the appropriate size of the Board, and the knowledge, experiences and talent needed for the role. Under the Board Charter, Sony Corporation also requires that the Board consist of not fewer than 10 Directors and not more than 20 Directors. In addition, since 2005 the majority of the members of the Board have been outside Directors.
(4) Qualifications for Directors and Limitation of
Re-election
The qualifications for Directors of Sony Corporation under the Board Charter are generally as summarized below. As of June 26, 2020, all Directors satisfy the qualifications for Directors as set forth below, and all outside Directors satisfy the additional qualifications for outside Directors and are also qualified and designated as Independent Directors under the Securities Listing Regulations of the Tokyo Stock Exchange.

All Directors must meet the qualifications below:
(a)	He/she shall not be a director, a statutory auditor, a corporate executive officer, a general manager or other employee of any company in competition with Sony in any of Sony’s principal businesses (a “Competing Company”) or own 3% or more of the shares of any Competing Company.
(b)	He/she shall not be or have been a representative partner or partner of Sony’s independent auditor the past three years before being nominated as a Director.
(c)	He/she shall not have any connection with any matter that may cause a material conflict of interest in performing the duties of a Director.
Outside Directors must meet the additional qualifications below:
(a)	He/she shall not have received directly from Sony, during any consecutive twelve-month period within the last three years, more than an amount equivalent to U.S. $120,000, other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
(b)	He/she shall not be an executive director, corporate executive officer, general manager or other employee of any company whose aggregate amount of transactions with Sony, in any of the last three fiscal years, exceeds the greater of an amount equivalent to U.S. $1,000,000, or 2% of the annual consolidated sales of such company.
For additional requirements for outside Directors under the Companies Act, refer to “Item 16G.
Disclosure About Differences in Corporate Governance
”.
Also, each outside Director may, by resolution of the Nominating Committee, be nominated as a Director candidate for re-election
up to five times, and thereafter by resolution of the Nominating Committee and by consent of all of the Directors. Even with the consent of all of the Directors, in no event may any outside Director be re-elected
more than eight times.
(5) Matters related to Outside Directors
Sony Corporation expects that each outside Director play an important role in ensuring proper business decisions by Sony and effective input and oversight by the Board through actively exchanging opinions and having discussions about Sony’s business based on his or her various and broad experience, knowledge and expertise. Considering these expectations, the policy and procedures on the election of Director candidates, including independent outside Director candidates, are set forth as described above. As of June 26, 2020, the Board has 12 Directors, nine of whom are outside Directors. The Chairman of the Board is an outside Director; the Nominating Committee has four Directors, three of whom are outside Directors; the Compensation Committee has three Directors, all of whom are outside Directors; and the Audit Committee has three Directors, all of whom are outside Directors.
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
without any action or formality.
(6) Policy and Procedure for Selection and Dismissal of Senior Executives
Sony Corporation appoints Corporate Executive Officers including the CEO and other officers that assume important roles for the management of Sony as “Senior Executives.”

The Board, a majority of which is comprised of independent outside Directors, has the authority to appoint and dismiss Senior Executives, including the CEO, and assign the roles and responsibilities of Senior Executives, and exercises its authority as necessary. In making decisions on the appointment of Senior Executives, including the CEO, the Board considers whether candidates for CEO meet certain qualifications for the CEO position which are set by the Nominating Committee and whether candidates for other Senior Executives have the necessary skills, capabilities, experiences and achievements that correspond to such Senior Executives’ expected roles and responsibilities.
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
Nominating Committee
(1)	Members: 4 Directors including 3 outside Directors (as of June 26, 2020)

Name	Position

Shuzo Sumi	Chairman of the Nominating Committee (Outside Director)

Adam Crozier	Nominating Committee Member (Outside Director)

Yoshihiko Hatanaka	Nominating Committee Member (Outside Director)

Kenichiro Yoshida	Nominating Committee Member (Director)
(2) Purpose/Authority
The primary roles of the Nominating Committee are to: (a) determine the content of proposals regarding the appointment/dismissal of Directors to be submitted for approval at a General Meeting of Shareholders and (b) evaluate management succession plans, which the CEO develops, for the CEO and other executives designated by the Nominating Committee.
The Nominating Committee determines the content of proposals regarding the appointment and dismissal of Directors, considering the policy on composition of the Board, the qualifications for Directors and the limitation of re-election
of Directors described above.
(3) Policy Regarding Composition of the Nominating Committee
Under the Companies Act, the Nominating Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. In addition, under the Board Charter, at least one Director of the Nominating Committee shall be a Corporate Executive Officer and the chair is to be selected from among the outside Directors. In determining whether to appoint or remove a member of the Nominating Committee, continuity of the Nominating Committee shall be duly taken into account. As of June 26, 2020, the Nominating Committee is comprised of four Directors, three of whom are outside Directors.
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
mid-
to long-term.

Audit Committee
(1) Members: 3 outside Directors (as of June 26, 2020)

Name	Position

Kazuo Matsunaga	Chairman of the Audit Committee (Outside Director)

Toshiko Oka	Audit Committee Member (Outside Director)

Keiko Kishigami	Audit Committee Member (Outside Director)
(2) Purpose/Authority
The primary roles of the Audit Committee are to: (a) monitor the performance of duties by Directors and Corporate Executive Officers and (b) oversee and evaluate the independent auditor.
(3) Policy Regarding Composition of the Audit Committee
Under the Companies Act, the Audit Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. In addition, under the Board Charter, each member of the Audit Committee (“Audit Committee Member”) shall satisfy all of the following qualifications: (a) he/she shall not be a Director engaged in the business operations of Sony Corporation or any of its subsidiaries, a Corporate Executive Officer, an accounting counselor, a general manager or other employee of Sony and (b) he/she shall meet the independence requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Corporation. The chair is to be selected from among the outside Directors. The Audit Committee Members shall be selected from among the persons who possess appropriate experience and talent as well as the necessary finance, accounting and legal knowledge to serve on the Audit Committee. No Audit Committee Member shall become, as a general rule, a member of the Nominating Committee or the Compensation Committee. In determining whether to appoint or remove the Audit Committee Member, continuity of the Audit Committee shall be duly taken into account.
Moreover, at least one Audit Committee Member shall meet the audit committee financial expert requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Corporation. The Board makes a determination on whether or not such Audit Committee Members meet these requirements. As of June 26, 2020, the Audit Committee is comprised of three outside Directors, two of whom (Toshiko Oka and Keiko Kishigami) are “audit committee financial experts” within the meaning of Item 16A of Form
20-F
under the Securities Exchange Act of 1934, as amended.
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

Compensation Committee
(1) Members: 3 outside Directors (as of June 26, 2020)

Name	Position

Wendy Becker	Chairman of the Compensation Committee (Outside Director)

Sakie Akiyama	Compensation Committee Member (Outside Director)

Joseph A. Kraft Jr.	Compensation Committee Member (Outside Director)

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
(3) Policy Regarding Composition of the Compensation Committee
Under the Companies Act, the Compensation Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. In addition, under the Board Charter, a Director who is a CEO, a Chief Operating Officer (“COO”) or a Chief Financial Officer (“CFO”) of Sony Corporation or who holds any equivalent position shall not be a member of the Compensation Committee. In determining whether to appoint or remove a member of the Compensation Committee, continuity of the Compensation Committee shall be duly taken into account. As of June 26, 2020, the Compensation Committee is comprised of three outside Directors.
Senior Executives (Corporate Executive Officer, Senior Executive Vice President and Executive Vice President)
(1) Total number of Senior Executives: 17 (including 6 Corporate Executive Officers) (as of June 26, 2020)
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
Other Officers (Senior Vice President)
(1) Total number of other officers: 25 (as of June 26, 2020)
(2) Purpose/Authority
The primary roles of other officers are to carry out their assignments within designated areas, such as business units, headquarters functions and/or research and development, in accordance with the fundamental policies determined by the Board and Senior Executives.
Meeting Record and Attendance Record of Outside Directors
During the fiscal year ended March 31, 2020, the Board convened nine times. The Nominating Committee met five times, the Audit Committee met six times and the Compensation Committee met five times. All thirteen outside Directors, including Osamu Nagayama and Eiko Harada who retired in June 2019, participated in all meetings of the Board held during their tenure period in the fiscal year ended March 31, 2020. Also, all outside Directors, except for Yoshihiko Hatanaka, who are members of the Committees participated in all of the meetings of each Committee held during the fiscal year ended March 31, 2020. (Yoshihiko Hatanaka, who is a member of the Nominating Committee, attended three of four meetings of the Committee held during his tenure in the fiscal year ended March 31, 2020.)
Support for Activities of Directors, the Board and the Committees
Sony Corporation engages in various activities to enhance the oversight function of the Board over management’s operation of Sony’s business as follows:
(1) Outside Director Initiatives
The Chairman of the Board is elected from among those Directors that are not also the Representative Corporate Executive Officer, and the Chairman leads the Board’s activities and secures the appropriate cooperation, communication and arrangement among outside Directors and Senior Executives. For example, the Board conducted outside Directors’ meetings, generally the same day as each Board Meeting was held. The Board also conducted Directors’ corporate strategic workshops with management, site visits by outside Directors and meetings of the Chairman and the CEO. All these activities were aimed at securing better understanding by outside Directors of Sony’s business and management’s initiatives and encouraging corporate strategic discussions among Directors.
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
(5) Policy on Director Training
Newly appointed Directors receive briefings by Senior Executives and outside experts regarding their expected roles and responsibilities, including legal duties, as a Director or a member of the Committees and briefings about the business, financial status, organization and governance structure of Sony. Also, throughout their tenure, each Director receives compliance-related training in accordance with internal protocols and briefings on matters relevant to each Director’s fulfillment of his/her roles and responsibilities including the current status of Sony’s business.

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
(2) Recent Evaluation
From February through April 2020, the Board conducted the Evaluation mainly in respect of the Board and Committee activities in the fiscal year ended March 31, 2020 after confirming that actions proposed in response to the results of the previous Evaluation were appropriately taken. The recent Evaluation was conducted, as the company did with the previous Evaluation, with the support of a third-party evaluation by an outside counsel having expertise in Japanese and global corporate governance practices (the “Outside Counsel”) in order to ensure transparency and objectivity and to obtain professional advice.
(3) Procedures for Recent Evaluation
First, the Board discussed and confirmed that the actions proposed to be taken in response to the results of previous Evaluation were taken, and discussed and confirmed the proposed procedures for the Evaluation for the fiscal year ended March 31, 2020. Thereafter, the third-party evaluation was conducted by the Outside Counsel in accordance with the following steps:
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
(4) Summary of the Results of Recent Evaluation
The Outside Counsel reported that the Board is established and operated in a manner sufficient to be highly appreciated, based on various points, including the self-evaluation results of the Directors and comparison with benchmarked companies in Japan, the United States and Europe. Following discussion and analysis based on the Outside Counsel’s report, the Board re-affirmed
that the Board and each Committee were functioning effectively as of April 2020.
The Outside Counsel also provided examples of potential options, based on other companies’ practices, to help further improve effectiveness of the Board and Committees. The examples include continuously studying the feasibility of having special committees according to recent evolution of the business environment, further progress of the relationship between the Audit Committee and the internal audit department, further expanding disclosure about the enhanced compensation plan and experience/expertise of each Director and development of new methods to hold Board meetings.
(5) Actions in response to the Results of the Evaluation
In order to increase corporate value of Sony, Sony Corporation will take appropriate actions to further enhance functions of the Board and the Committees in response to the results of the Evaluation, as well as various comments and opinions given by Directors and the Outside Counsel during the Evaluation process.

For reference, after the previous Evaluation conducted from February through April 2019, Sony Corporation took the following actions, among others, to help improve the effectiveness of the Board:
•	Enhanced diversity in the boardroom (by newly appointing two non-Japanese and one female Directors as outside Directors);

•	Continuously made periodic reports to the Board on ESG (Environment, Social and Governance) related matters;

•	Focused on information security continuously through the Director in charge of Information Security;

•	Held additional executive sessions;

•	Expanded disclosure regarding compensation of Directors and Senior Executives; and

•	Conducted visiting audits by Audit Committee members at Sony’s business sites.

Internal Control and Governance Framework
At a Board meeting held on April 26, 2006, the Board reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At a Board meeting held on May 13, 2009 and April 30, 2015, the Board amended and updated the internal control and governance framework, and with the written resolution of the Board dated as of May 15, 2020, the Board reaffirmed such framework in effect and determined to continue to evaluate and improve such framework going forward, as appropriate. These determinations were required by and met the requirements of the Companies Act.
A summary of principal framework in the internal control and governance framework based on the Board determination above is as follows:
(1) Disclosure Control Framework
The securities of Sony Corporation are listed for trading on exchanges in Japan and the U.S. As a result, Sony is obligated to make various disclosures to the public in accordance with applicable securities laws, regulations and rules in those countries and listing standards of the stock exchanges on which Sony Corporation’s shares are listed. Sony is committed to full compliance with all requirements applicable to its public disclosures. Sony Corporation’s policy on investor relations activities is to aim to disclose accurate information in a timely and fair manner, as well as to endeavor to promote constructive dialogue with shareholders and investors, with a view to maximizing the corporate value by building a relationship of trust with shareholders and investors. Sony Corporation has in place disclosure controls and procedures in support of this policy. All personnel responsible for the preparation of submissions to and filings with the Tokyo Stock Exchange, the U.S. Securities and Exchange Commission and other regulatory entities, or for other public communications made on behalf of Sony, or who provide information as part of that process, have a responsibility to ensure that such disclosures and information are full, fair, accurate, timely and understandable, and in compliance with the established disclosure controls and procedures.
Sony Corporation has established “Disclosure Controls and Procedures,” outlining the process through which potentially material information is reported from important business units, subsidiaries, affiliated companies and corporate divisions and is reviewed and considered for disclosure in light of its materiality to Sony. As a body to assist the CEO and the CFO of Sony Corporation, in designing, implementing and evaluating the Disclosure Controls and Procedures, Sony Corporation has established the “Disclosure Committee,” which is comprised of members of senior management of Sony Corporation who are in charge of relevant departments. In order to assure appropriate and timely disclosure, the Disclosure Committee shall evaluate events that are reported from the important business units, subsidiaries, affiliated companies and corporate divisions in accordance with Sony’s internal rules in light of their materiality to Sony. Based on such evaluation, the Disclosure Committee shall review the necessity of disclosure in accordance with applicable securities laws, regulations and rules, as well as the listing standards of the relevant stock exchanges, and report to the CEO and CFO for their determination.
(2) Risk Management Framework
Each business unit, subsidiary/affiliated company and corporate division of Sony periodically reviews and assesses risks and establish and maintain necessary risk management systems (such as detection, communication, evaluation and response) for the area of which they are in charge. In addition, Senior Executives, including the Corporate Executive Officers, of Sony Corporation have established and maintain a system to identify and control risks that may cause losses to Sony regarding the areas of which they are in charge. The Corporate Executive Officer in charge of group risk control shall comprehensively promote and manage the establishment and maintenance of the systems as stated above.
D.	Employees

As of March 31, 2020, Sony had approximately 111,700 employees, a decrease of approximately 2,700 employees from March 31, 2019. During the fiscal year ended March 31, 2020, although there was an increase of employees in the Game & Network Services (“G&NS”) (outside of Japan), Imaging & Sensing Solutions (“I&SS”) (within Japan), Music and Financial Services segments, there was a decrease of employees in the Electronics Products & Solutions (“EP&S”) and Pictures segments, as well as in All Other. In the EP&S segment and All Other, this was mainly due to the restructuring of the smartphone business and disc manufacturing business. Approximately 11% of the total number of employees were members of labor unions.
As of March 31, 2019, Sony had approximately 114,400 employees, a decrease of approximately 2,900 employees from March 31, 2018. During the fiscal year ended March 31, 2019, although there was an increase of employees in the I&SS and Financial Services segments, there was a significant decrease of employees in the EP&S segment and All Other mainly due to the restructuring of the smartphone business and disc manufacturing business. Approximately 13% of the total number of employees were members of labor unions.
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
The following table shows the number of employees of Sony by segment and region as of March 31, 2018, 2019 and 2020.
Number of Employees by Segment and Region

	March 31
	2018	2019	2020
By segment:
G&NS, EP&S and I&SS total	77,400	75,600	73,000
Music	8,200	8,500	9,900
Pictures	9,800	9,300	8,400
Financial Services	11,400	11,800	12,300
All Other	5,300	4,000	3,200
Unallocated — Corporate employees	5,200	5,200	4,900
By region:
Japan	51,500	52,200	53,700
Outside of Japan	65,800	62,200	58,000

Total	117,300	114,400	111,700

In addition, the average number of employees for the fiscal years ended March 31, 2018, 2019 and 2020 calculated by averaging the total number of employees at the end of each quarter, was approximately 118,900, 116,000 and 113,000 respectively.
Sony generally considers its labor relations to be good.
In Japan, Sony Corporation and several subsidiaries have labor unions.
In the G&NS, EP&S and I&SS segments, Sony owns many manufacturing sites, particularly in Asia, where a few sites have labor unions that have union contracts. In China, most employees are members of labor unions. In the Americas, some manufacturing sites have labor unions. Sony has generally maintained good relationships with these labor unions. In Europe, Sony also maintains good labor relations with the European Works Council and the local Unions and Works Councils.

In the Music segment, Sony has several labor unions and generally considers its labor relations to be good.
In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2020, negotiations were successfully concluded with the Directors Guild of America for new three-year terms for the Basic Agreement and the Film Live Tape Television Agreement.
Two-year
deals were reached with the American Federation of Musicians for the Theatrical Agreement and the Television Agreement. An agreement was reached with the Studio Transportation Drivers, Local 399, Cook Helper/Cook Helper Drivers for the term January 19, 2020 to July 31, 2021. In addition, a new three-year deal was reached with the International Brotherhood of Teamsters, Local 817 on the Feature Film Agreement with Theatrical Drivers and Helpers. Negotiations with the Screen Actors Guild-American Federation of Television and Radio Artists commenced on April 27, 2020. Negotiations for a new collective bargaining agreement with the Writers Guild of America commenced on May 18, 2020.
Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.
E.	Share Ownership

The total number of shares of Common Stock beneficially owned by Directors and Corporate Executive Officers listed in “Directors and Senior Management” above (out of whom 13 people own shares) was approximately 0.025% of the total shares outstanding as of June 4, 2020.
During the fiscal year ended March 31, 2020, Sony Corporation granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock, to Corporate Executive Officers and employees of Sony Corporation as well as directors, officers and employees of its subsidiaries. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony Corporation to Directors and Corporate Executive Officers as of June 4, 2020 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2020	240	6,705 yen
2019	230	6,440 yen
2018	208	5,231 yen
2017	244	3,364 yen
2016	58	3,404 yen
2015	114	2,410.5 yen
2014	10	2,007 yen
2012	7	1,523 yen
2011	3	2,945 yen

Regarding the above compensation plans, refer to Note 17 of the consolidated financial statements.
Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2020, there were 1,261,058,781 shares of Common Stock outstanding, including 40,898,841 shares of treasury stock. Out of the total outstanding shares, 114,612,168 shares were in the form of ADRs and 229,425,899 shares were held of record in the form of Common Stock by residents in the U.S. As of March 31, 2020, the number of registered ADR holders was 4,974 and the number of registered holders of Common Stock in the U.S. was 401.

The Financial Instruments and Exchange Act of Japan requires any person who solely or jointly owns more than 5% of total issued voting shares of a company listed on any Japanese stock exchange to file with the Kanto Local Finance Bureau (the “Bureau”) a Bulk Shareholding Report. The following table summarizes the Bulk Shareholding Reports related to Sony (each a “Report”) submitted to the Bureau, where it is reported that ownership percentage by the reported entity exceeds 5% in the most recent updated Report. The Reports do not specify whether reported ownership is direct or beneficial.

Date of Report*	Reported entities	Reported number of direct or indirect owned and deemed owned shares**	Reported percentage of direct or indirect owned and deemed owned shares**
March 22, 2017	BlackRock Japan Co., Ltd.	79,184,569	6.27
September 20, 2019	Sumitomo Mitsui Trust Asset Management Co., Ltd.	72,545,958	5.70

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
In addition, in the fiscal year ended March 31, 2020, sales to affiliates accounted for under the equity method totaled 36.0 billion yen and purchases from those equity affiliates totaled 3.5 billion yen. Although there were 140 equity affiliates accounted for under the equity method at March 31, 2020, there were no individually significant investments.
As of March 31, 2020, Sony had accounts receivable, trade of 12.0 billion yen due from its equity affiliates and had accounts payable, trade of 1.5 billion yen due to its equity affiliates. Due to the size of these transactions, Sony does not consider the amount involved to be material to its business. Refer to Note 5 of the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.
C.	Interests of Experts and Counsel

Not Applicable
Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements and the notes of the consolidated financial statements.
Legal Proceedings
Beginning in 2009, the U.S. Department of Justice, the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony Corporation understands that these investigations have ended. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony Corporation filed an appeal against the decision with the European Union’s General Court. In July 2019, the General Court upheld the European Commission’s decision. Sony Corporation reviewed the judgment carefully and filed an appeal with the Court of Justice of the European Union in September 2019. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. All of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States, except one lawsuit which is still pending. Sony believes that final resolution of the pending proceedings will not have a material impact on Sony’s results of operations and financial position.
Since 2011, in relation to the secondary batteries business that was operated by Sony Corporation and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. All of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States, except one lawsuit which is still pending. Sony believes that final resolution of the pending proceeding will not have a material impact on Sony’s results of operations and financial position.
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
A fiscal
year-end
dividend of 25 yen per share of Common Stock of Sony Corporation was approved with the written resolution of the Board of Directors dated as of May 13, 2020 and the payment of such dividend started on June 5, 2020. Sony Corporation has already paid an interim dividend for Common Stock of 20 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2020 is 45 yen.
B.	Significant Changes

Not applicable
Item 9.	The Offer and Listing

A.	Offer and Listing Details

Trading Markets
The principal trading markets for Sony Corporation’s ordinary shares are the Tokyo Stock Exchange (“TSE”) in the form of Common Stock and the NYSE in the form of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”). Each ADS represents one share of Common Stock.
Sony Corporation’s Common Stock, with no par value per share, has been listed on the TSE since 1958 under the stock code “6758.”
Sony Corporation’s ADRs have been traded in the U.S. since 1961 and have been listed on the New York Stock Exchange (“NYSE”) since 1970 under the ticker symbol “SNE.” Sony Corporation’s ADRs are issued and exchanged by Citibank, N.A., as the Depositary.

B.	Plan of Distribution

Not Applicable
C.	Markets

Please refer to “Item 9.A.
Offer and Listing Details.
”
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
Directors, Senior Management and Employees
”). No member of the Compensation Committee may vote on a resolution with respect to his or her own compensation as a Director or a Corporate Executive Officer.
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
Directors, Senior Management and Employees.
”
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
Under the Companies Act and the Book-entry Transfer Act, in order to assert shareholders’ rights against Sony Corporation, a shareholder of shares must have its name and address registered in Sony Corporation’s register of shareholders. Under the central book-entry transfer system operated by JASDEC, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act or Sony Corporation’s Share Handling Regulations, including their names and addresses, and the registration on Sony Corporation’s register of shareholders is updated upon receipt by Sony Corporation of necessary information from JASDEC (as described in “
(Record date)
”). On the other hand, in order to assert, against Sony Corporation, shareholders’ rights to which shareholders are entitled, regardless of whether such shareholder held shares on the requisite record date, such as minority shareholders’ rights, including the right to propose a matter to be considered at a General Meeting of Shareholders, except for shareholders’ rights to request that Sony Corporation purchase or sell shares constituting less than a full unit (as described in “
(Unit share system)
”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information, including the name and address of such shareholder, to Sony Corporation.

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
Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock held by each shareholder. A resolution of the Board of Directors or a General Meeting of Shareholders authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, Sony Corporation may, pursuant to a resolution of the Board of Directors or (as the case may be) a General Meeting of Shareholders, grant a right to the shareholders to require Sony Corporation to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a General Meeting of Shareholders (refer to “
(Voting rights)
” with respect to a “special resolution”).
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
In Japan, the
ex-dividend
date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the shares of Common Stock generally goes ex-dividend
on the business day immediately prior to the record date (or if the record date is not a business day, the second business day prior thereto).

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

As Sony Corporation has become a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (
renketsu haito kisei tekiyo kaisha
), Sony Corporation must further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated
balance sheet as of the end of the last business year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.
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
(Capital and reserves)
Sony Corporation may generally reduce its additional
paid-in
capital or legal reserve by resolution of a General Meeting of Shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, Sony Corporation may generally reduce its stated capital by a special shareholders’ resolution (as defined in “
(Voting rights)
”) and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in
capital. In addition, Sony Corporation may reduce its Surplus and increase either (i) stated capital or (ii) additional paid-in
capital and/or legal reserve by the same amount, in either case by resolution of a General Meeting of Shareholders.
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

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require the convocation of a General Meeting of Shareholders for a particular purpose. Unless such a shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such a shareholders’ meeting.
Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be considered at a General Meeting of Shareholders by submitting a written request to Sony Corporation at least eight weeks prior to the date set for such meeting.
If the Articles of Incorporation so provide, any of the minimum voting rights or percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened. Sony Corporation’s Articles of Incorporation currently do not include any such provisions.
(Voting rights)
So long as Sony Corporation maintains the unit share system, a holder of shares constituting one or more units is entitled to one vote for each such unit of stock (refer to “
(Unit share system)
” below; currently 100 shares constitute one unit), except that no voting rights with respect to shares of capital stock of Sony Corporation are afforded to Sony Corporation or any corporate or certain other entities more than one-quarter
of the total voting rights of which are directly or indirectly held by Sony Corporation. If Sony Corporation eliminates from its Articles of Incorporation the provisions relating to units of stock, holders of capital stock will have one vote for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation of Sony Corporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Companies Act and Sony Corporation’s Articles of Incorporation provide, however, that the quorum for the election of Directors shall be one-third
of the total number of voting rights of all the shareholders. Sony Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Shareholders may also exercise their voting rights by electronic means pursuant to the method designated by Sony Corporation.
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

(10)	the taking over of the whole of the business of any other corporation with certain exceptions; or

(11)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions,

the quorum shall be
one-third
of the total number of voting rights of all the shareholders, and the approval by at least two-thirds
of the number of voting rights of all the shareholders represented at the meeting is required (the “special shareholders’ resolutions”).
(Issue of additional shares and
pre-emptive
rights)
Holders of Sony Corporation’s shares of capital stock have no pre-emptive
rights under its Articles of Incorporation. Authorized but unissued shares may be issued, or existing shares held by Sony Corporation as treasury stock may be transferred, at such times and upon such terms as the Board of Directors or the CEO determines, subject to the limitations as to the offering of new shares or transfer of existing shares held by Sony Corporation as treasury stock at a “specially favorable” price mentioned under “
(Voting rights)
” above.
In the case of an issuance of shares (including a transfer of existing shares held by Sony Corporation as treasury stock) or stock acquisition rights whereby any subscriber will hold more than 50% of the voting rights of all shareholders, generally Sony Corporation shall give public notice at least two weeks prior to the payment date for such issuance, and if shareholders who hold one-tenth
or more of the voting rights of all shareholders dissent from the issuance of shares or stock acquisition rights, the approval by a resolution of a General Meeting of Shareholders is generally required before the payment date pursuant to the Companies Act. In addition, in the case of an issuance of shares (including a transfer of existing shares held by Sony Corporation as treasury stock) or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25% or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative vote from a person independent of the management is generally required pursuant to the rules of the TSE. The Board of Directors or the CEO may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice is given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.
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
The price of shares generally goes
ex-dividends
or
ex-rights
on Japanese stock exchanges on the business day immediately prior to a record date (or if the record date is not a business day, the second business day prior thereto), for the purpose of dividends or rights offerings.

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
The total amount of the purchase price of shares of Common Stock may not exceed the Distributable Amount, as described in “(
Distribution of Surplus
) — Distributions of Surplus — Restriction on distribution of Surplus.”
Shares acquired by Sony Corporation may be held for any period or may be retired at the determination of the CEO. Sony Corporation may also transfer (by public or private sale or otherwise) to any person the treasury stock held by it, subject to a determination by the CEO, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “
(Issue of additional shares and pre-emptive rights)
” above. Sony Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.
(Unit share system)
The Articles of Incorporation of Sony Corporation provide that 100 shares constitute one “unit” of shares of stock. The Board of Directors or the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors is permitted to amend the Articles of Incorporation to reduce the number of shares that constitute a unit or to abolish the unit share system entirely. Under the Companies Act, the number of shares constituting one unit cannot exceed 1,000 shares nor 0.5% of the total number of issued shares.
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
A holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of Sony Corporation. In addition, the Articles of Incorporation of Sony Corporation provide that a holder of shares constituting less than one full unit may request Sony Corporation to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock. Such request by a holder and the sale by Sony Corporation must be made in accordance with the provisions of the Share Handling Regulations of Sony Corporation. As prescribed in the Share Handling Regulations, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of the shareholders’ rights to which shareholders are entitled, regardless of whether such shareholder held shares on the requisite record date, as described in “
(General)
.” Shares constituting less than a full unit are transferable, under the central book-entry transfer system described in “
(General)
.” Under the rules of the Japanese stock exchanges, however, shares constituting less than a full unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

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
Reporting of substantial shareholdings
The Financial Instruments and Exchange Act of Japan and its related regulations require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter
market in Japan to file with the Director General of the competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings. A similar report must also be filed in respect of any subsequent change of 1% or more in any such holding, or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such persons upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holders and the issuer’s total issued share capital. Any such report shall be filed with the Director General of the relevant Local Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system.
Ownership restrictions
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
There is no provision in Sony Corporation’s Articles of Incorporation or internal regulations that would have an effect of delaying, deferring or preventing a change in control of Sony Corporation and that would operate only with respect to a merger, acquisition or corporate restructuring involving Sony Corporation.
C.	Material Contracts

None
D.	Exchange Controls

Japanese Foreign Exchange Controls Regulations
The following is a general summary of major Japanese foreign exchange controls regulations applicable to holders of shares of capital stock or voting rights of Sony Corporation or holders of ADSs
who are “exchange
non-residents”
or “foreign investors,” as described below. The statements regarding Japanese foreign exchange control regulations set forth below are based on the laws and regulations in force and as interpreted by the Japanese authorities as of the date of this annual report and are subject to subsequent changes in the applicable Japanese laws or interpretations thereof. This summary is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of shares of capital stock or voting rights of Sony Corporation or ADSs
by consulting their own advisors.
The Foreign Exchange and Foreign Trade Act of Japan (the “FEFTA”) and its related cabinet orders and ministerial ordinances (collectively, the “Foreign Exchange Regulations”) govern certain aspects relating to the acquisition and holding of shares of capital stock and voting rights of Sony Corporation by “exchange non-residents”
and by “foreign investors” (as these terms are defined below). The Foreign Exchange Regulations also apply to the acquisition and holding of ADSs and the exercise of voting rights by holders of ADSs who are “foreign investors” that constitute an “inward direct investment” (as defined below).
Capital Transaction
Except as described below with respect to an “inward direct investment” by a “foreign investor”, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents
to purchase or sell shares of a Japanese listed corporation outside Japan using currencies other than Japanese yen.
In general, the acquisition of shares of a Japanese corporation (such as the shares of capital stock of Sony Corporation) by an exchange non-resident
from an exchange resident requires post facto reporting by the exchange resident to the Minister of Finance. No such reporting requirement is imposed, however, if:
(i)	the aggregate purchase price of the relevant shares is 100 million yen or less;

(ii)	the acquisition is effected through any bank, financial instruments business operator or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or

(iii)	the acquisition constitutes an “inward direct investment” described below (in which case a prior notification requirement may apply).

Exchange residents are defined in the Foreign Exchange Regulations as:
(i)	individuals who reside within Japan; or

(ii)	corporations whose principal offices are located within Japan.

Exchange
non-residents
are defined in the Foreign Exchange Regulations as:
(i)	individuals who do not reside in Japan; or

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of
non-resident
corporations that are located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.
Inward Direct Investment in Shares of Listed Corporations
On May 8, 2020, an amendment to the Foreign Exchange Regulations (the “Amendment”) came into effect. By the full implementation of the Amendment on June 7, 2020 (the “Implementation of the Amendment”), the requirements and procedures regarding the prior notifications of inward direct investment to the Minister of Finance and any other competent Ministers under the FEFTA were amended, as described below.
Definition of Foreign Investor
Foreign investors are defined in the Foreign Exchange Regulations as:
(i)	individuals who are exchange non-residents;

(ii)	corporations or other entities that are organized under the laws of foreign countries or whose principal offices are located outside Japan;

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;

(iv)	partnerships under the Civil Code of Japan established to invest in corporations, limited partnerships for investment under the Limited Partnership Act for Investment of Japan or any other similar partnerships under foreign law of which (a) 50% or more of the total contributions are made by individuals and/or corporations falling within (i), (ii), (iii) above and/or (v) below or any other persons prescribed under the Foreign Exchange Regulations or (b) a majority of the general partners are individuals and/or corporations falling within (i), (ii), (iii) above and/or (v) below or any other persons prescribed under the Foreign Exchange Regulations; or

(v)	corporations or other entities, a majority of whose directors or other officers (or directors or other officers having the power of representation) are individuals who are exchange non-residents.

Definition of Inward Direct Investment
Prior to the Implementation of the Amendment, if a foreign investor acquired shares or voting rights of a Japanese corporation that is listed on a Japanese stock exchange (such as the shares of capital stock of Sony Corporation) or that is traded on an over-the-counter
market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly held 10% or more of the total number of issued shares or the total number of voting rights of the relevant corporation, such acquisition constituted an “inward direct investment.” By the Implementation of the Amendment, the threshold for the acquisition of shares or voting rights that constitutes an “inward direct investment” was lowered from 10% to 1%. In addition, the acquisition of the authority to exercise, either directly or through instructions, voting rights held by other shareholders that results in the foreign investor, in combination with any existing shareholding, directly or indirectly holding 1% or more of the total number of voting rights of the relevant corporation constitutes an “inward direct investment.”
In addition to the acquisitions of shares or voting rights described above, prior to the Implementation of the Amendment, if a foreign investor (i) was granted the authority to exercise voting rights on behalf of other shareholders of the relevant corporation regarding certain matters controlling or having a material influence on the management of such corporation, such as the election or removal of directors, or (ii) obtained consent from another foreign investor holding the voting rights of the relevant corporation to exercise the voting rights of such corporation held by such other foreign investor jointly, and, in each case, as a result of these arrangements, the number of the voting rights directly or indirectly held by the foreign investor, including the total number of the voting rights subject to such proxy, or the sum of the number of the voting rights directly or indirectly held by the foreign investor and such other foreign investor subject to such joint voting agreement, as the case may be, was 10% or more of the total number of voting rights of the relevant corporation, each such arrangement regarding voting rights (hereinafter referred to as a “voting arrangement”) also constituted an “inward direct investment,” and still constitutes an “inward direct investment” after the Implementation of the Amendment.
Additionally, after the Implementation of the Amendment, if a foreign investor directly or indirectly holds 1% or more of the total voting rights of a Japanese listed corporation and, at a general meeting of shareholders, consents to certain proposals having a material influence on the management of such corporation such as the (i) election of such foreign investor or any of its related persons (as defined in the Foreign Exchange Regulations) as a director or corporate auditor of the relevant corporation or (ii) transfer or discontinuation of its business, such consent also constitutes an “inward direct investment.”
Prior Notification Requirements regarding Inward Direct Investment
Prior to the Implementation of the Amendment, if a foreign investor intended to consummate an acquisition of shares or voting rights of a Japanese listed corporation that constituted an “inward direct investment” as described above, unless certain exemptions applied (such as where the foreign investor is in a country that is listed on an exemption schedule in the Foreign Exchange Regulations and where that Japanese corporation is not engaged in certain businesses (the “Designated Businesses”) designated by the Foreign Exchange Regulations), a prior notification of the relevant inward direct investment was required to be filed with the Minister of Finance and any other competent Ministers. After the Implementation of the Amendment, such prior notification is still required in such circumstances as described above but the definition of “inward direct investment” is expanded as described in “Definition of Inward Direct Investment.”
However, after the Implementation of the Amendment, if a foreign investor is seeking to acquire shares or voting rights of a Japanese listed corporation or the authority to exercise, either directly or through instructions, voting rights held by other shareholders and such acquisition would constitute an “inward direct investment”, such foreign investor may be eligible for the newly introduced exemptions if certain conditions are met. In the case of an acquisition of shares or voting rights or the authority to exercise, either directly or through instructions, voting rights of a Japanese listed corporation that is engaged in a Designated Business other than certain Designated Business designated by the Foreign Exchange Regulations as a core sector business (the “Core Sector Designated Businesses”), the foreign investor may be exempted from the prior notification requirement if such foreign investor complies with the following conditions (the “Exemption Conditions”):
(i)	the foreign investor or its related persons will not become directors or corporate auditors of the relevant corporation;

(ii)	the foreign investor will not make certain proposals (as prescribed in the Foreign Exchange Regulations) at the general meeting of shareholders, including transfer or discontinuation of the Designated Businesses of the relevant corporation; and

(iii)	the foreign investor will not access
non-public
technical information in relation to the Designated Businesses of the relevant corporation, or take certain other actions that may lead to the leak of such non-public
technical information (as prescribed in the Foreign Exchange Regulations).

In addition, in the case of an acquisition of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed corporation that is engaged in the Core Sector Designated Businesses, the foreign investor may be exempted from the prior notification requirement, if, as a result of such acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds less than 10% of the total number of issued shares or voting rights of the relevant corporation and such foreign investor complies with the Exemption Conditions and the following additional conditions:
(i)	the foreign investor will not attend, or not cause any persons designated by it to attend, meetings of the relevant corporation’s board of directors, or meetings of committees having authority to make important decisions, in respect of the Core Sector Designated Businesses of the relevant corporation; and

(ii)	the foreign investor will not make, or not cause any persons designated by it to make, proposals to such board or committees or their members in writing or electronic form requesting any response or actions by certain deadlines in respect of the Core Sector Designated Businesses of the relevant corporation.

Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Regulations (including (a) investors who have records of certain sanctions due to violations of the FEFTA and (b) certain investors that are state-owned enterprises or other related entities that are not otherwise accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above. On the other hand, if a foreign investor, excluding the disqualified investors described in the foregoing sentence, falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations) and complies with the Exemption Conditions, such foreign investor may be eligible for the exemptions described above, even if the acquisition results in such foreign investor’s directly or indirectly holding 10% or more of the total number of issued shares or voting rights of the corporation engaged in the Core Sector Designated Businesses, which would have required prior notification before the Implementation of the Amendment.
For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed corporations into the following categories: (i) corporations engaged only in businesses other than the Designated Businesses, (ii) corporations engaged in Designated Businesses other than Core Sector Designated Businesses and (iii) corporations engaged in the Core Sector Designated Businesses. According to the list published by the Minister of Finance as of May 8, 2020, Sony Corporation is classified as category (iii) above.
In addition, if a foreign investor intends to make a voting arrangement with respect to a Japanese listed corporation engaged in the Designated Businesses or, after the Implementation of the Amendment, consents to a proposal at the general meeting of shareholders of such corporation, in each case, that constitutes an “inward direct investment” as described in “Definition of Inward Direct Investment” above, in certain circumstances, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers. In such cases, the newly introduced exemptions from the prior notification requirements may not be available, except for cases where the relevant voting arrangement is a joint voting agreement with other foreign investors to exercise voting rights regarding matters other than certain matters with respect to controlling or having a material influence on the management of the relevant corporation, such as the election or removal of directors, which would have required prior notification before the Implementation of the Amendment.
Acquisitions of shares by foreign investors by way of stock split are not subject to the foregoing notification requirements.
Procedures for Prior Notification regarding Inward Direct Investment
If such prior notification is filed, the proposed inward direct investment may not be consummated until 30 days after the date of filing during which time the Ministers will review the proposed inward direct investment, although this screening period may be shortened to two weeks by such Ministers if they no longer deem it necessary to review the proposed inward direct investment. The Ministers may extend the screening period up to five months if they deem it necessary to continue to review the proposed inward direct investment, may recommend any modification or abandonment of the proposed inward direct investment and, if the foreign investor does not accept such recommendation, the Ministers may order the modification or abandonment of such inward direct investment. In addition, if the Ministers consider the proposed inward direct investment to be an inward direct investment that is likely to cause damage to the national security of Japan, to interfere with the maintenance of public order or to pose an obstacle to the preservation of public safety, and, if a foreign investor (i) consummates such inward direct investment without filing the prior notification described above; (ii) consummates such inward direct investment before the expiration of the screening period described above; (iii) in connection with such inward direct investment, makes false statements in the prior notification described above; or (iv) does not follow the recommendation or order issued by the Ministers to modify or abandon such inward direct investment, the Ministers may order such foreign investor to divest all or part of the shares acquired or take other measures.
Post Facto Reporting Requirements regarding Inward Direct Investment
After the Implementation of the Amendment, a foreign investor who consummates an inward direct investment as described above through an acquisition of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed corporation that is engaged in the Designated Businesses, but is not subject to the prior notification requirements described above due to the exemptions from such prior notification requirements, in general, must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese corporation within 45 days of the date when, as a result of such acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds (i) 1% or more but less than 3% of the total number of issued shares or voting rights, for the first time, (ii) 3% or more but less than 10% of the total number of issued shares or voting rights, for the first time, or (iii) 10% or more of the total number of issued shares or voting rights (excluding, in the cases of (i) and (ii) above, a foreign investor who falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations)). In addition, if a foreign investor consummates the inward direct investment described above through the acquisition of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed corporation that is not engaged in the Designated Businesses (which is not subject to the prior notification requirements described above) and, as a result of such inward direct investment, such foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of shares or voting rights of the total number of issued shares or voting rights of the relevant corporation, such foreign investor must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese corporation within 45 days of such inward direct investment.
In addition, after the Implementation of the Amendment, if a foreign investor consummates the inward direct investment described above through a voting arrangement with respect to a Japanese listed corporation that is not engaged in the Designated Businesses (which is not subject to the prior notification requirements described above), such foreign investor must file a report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese corporation within 45 days of such inward direct investment.
Acquisitions of shares by foreign investors by way of stock split are not subject to the foregoing reporting requirements.
Dividends and Proceeds of Sale
Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of capital stock of Sony Corporation held by exchange non-residents
may generally be converted into any foreign currency and repatriated abroad.
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
Holders”) who are holders of shares of Common Stock of Sony Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 26, 2020. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.
Generally,
non-resident
Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits are, in general, not a taxable event.
In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident
Holders is generally 20.42%, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock or ADSs of Sony Corporation) to non-resident
Holders other than any individual shareholder who holds 3% or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or before December 31, 2037. Due to the imposition of a special additional withholding tax (2.1 % of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rates of 15% and 20% as applicable, have been effectively increased to 15.315% and 20.42%, respectively, until December 31, 2037.
As of the date of this document, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Canada, Denmark, Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, and 10% under the income tax treaties with, among other countries, Australia, Austria, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States). Under the Treaty, the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not own directly or indirectly at least 10% of the voting stock of the Japanese corporation is generally reduced to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.
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
U.S. holder with respect to the ADSs or Common Stock will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Corporation’s audited financial statements and relevant market and shareholder data, Sony Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its taxable year ended March 31, 2020. In addition, based on Sony Corporation’s audited financial statements and Sony Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Corporation does not anticipate becoming a PFIC for the taxable year ending March 31, 2021. Holders of ADSs and Common Stock of Sony Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.
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
The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2020 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95% confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and the U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.
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

Consolidated

	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(Yen in billions)
Net VaR	1.2	1.2	0.9	1.3
VaR of currency exchange rate risk	1.2	1.1	0.9	1.3
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Financial Services

	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(Yen in billions)
Net VaR	1.3	0.9	0.8	1.1
VaR of currency exchange rate risk	1.2	0.9	0.7	1.0
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0

Sony without the Financial Services segment

	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(Yen in billions)
Net VaR	0.8	0.6	0.5	0.8
VaR of currency exchange rate risk	0.8	0.6	0.5	0.8
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities

Not Applicable
B.	Warrants and Rights

Not Applicable
C.	Other Securities

Not Applicable
D.	American Depositary Shares

Citibank N.A. (the “Depositary”) serves as the depositary for Sony Corporation’s American Depositary Shares (“ADSs”) pursuant to a deposit agreement between Sony Corporation, the Depositary, and the holders and beneficial owners of ADSs issued thereunder from time to time (the “Deposit Agreement”) (attached as Exhibit 2.1 to this report). ADS holders (“Holders”) may be required to pay various fees to the Depositary and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The following fees may at any time and from time to time be changed by agreement between Sony Corporation and the Depositary.

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

Holders will also be responsible for paying certain charges such as: (i) taxes (including applicable interest and penalties) and other governmental charges; (ii) such registration fees as may from time to time be in effect for the registration of Sony Corporation’s Common Stock or other deposited securities on the share register and applicable to transfer of Sony Corporation’s Common Stock or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively; (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing Sony Corporation’s Common Stock or withdrawing deposited securities or of the Holders and beneficial owners of ADSs; (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Sony Corporation’s Common Stock, deposited securities, ADSs and ADRs; and (vi) the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.
ADS fees and charges payable upon (i) deposit of shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of deposited securities will be payable by the person to whom the ADSs so issued are delivered by the Depositary (in the case of ADS issuances) or by the person who delivers the ADSs for cancellation to the Depositary (in the case of ADS cancellations). In the case of ADSs issued by the Depositary into the Depository Trust Company (DTC) or presented to the Depositary via DTC, the ADS issuance and cancellation fees and charges will be payable by the DTC participant(s) receiving the ADSs from the Depositary or the DTC participant(s) surrendering the ADSs to the Depositary for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are payable by Holders as of the applicable ADS record date established by the Depositary. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, the applicable Holders as of the ADS record date established by the Depositary will be invoiced for the amount of the ADS fees and charges. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee are charged to the DTC participants in accordance with the procedures and practices prescribed by DTC from time to time and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal by a Holder to pay the Depositary fees, the Depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the Depositary fees from any distribution to be made to the Holder. Note that the fees and charges Holders may be required to pay may vary over time and may be changed by Sony Corporation and by the Depositary. Holders will receive prior notice of such changes. The Depositary may reimburse Sony Corporation for certain expenses incurred by Sony Corporation in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as Sony Corporation and the Depositary agree from time to time.
Direct and Indirect Payments by the Depositary to Sony
The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to certain ceilings. These reimbursable expenses currently include, but are not limited to, legal and accounting fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the fiscal year ended March 31, 2020, such reimbursements totaled approximately 4,319,163.74 U.S. dollars.
In addition, as part of its service to Sony, the Depositary waives fees in connection with its ADR program, subject to a ceiling. These waived expenses currently include, but are not limited to, standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the fiscal year ended March 31, 2020, the amount of such indirect payments was estimated to total 5,000 U.S. dollars.
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
and
15d-15(e)
 under the Securities Exchange Act of 1934, as of March 31, 2020. Disclosure controls and procedures require that information to be disclosed in the reports Sony Corporation files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2020, the disclosure controls and procedures were effective at the reasonable assurance level.
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
Sony’s management excluded AEGON Sony Life Insurance Co., Ltd. (subsequently renamed Sony Life With Insurance Co., Ltd. as of April 1, 2020) and SA Reinsurance Ltd. (collectively, the “Companies”), which became wholly-owned subsidiaries of Sony Life Insurance Co., Ltd. and consolidated subsidiaries of Sony on January 29, 2020, from its assessment of the effectiveness of Sony’s internal control over financial reporting as of March 31, 2020, except for the recognition and measurement of the goodwill. The Companies represented approximately 3% of Sony’s total assets as of March 31, 2020 (after excluding the goodwill) and less than 1% of Sony’s total sales and operating revenue for the fiscal year ended March 31, 2020. This acquisition is discussed in Note 25 to the consolidated financial statements.
Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2020 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2020.
Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on the effectiveness of Sony’s internal control over financial reporting as of March 31, 2020, presented on page
(F-2).
Item 15(c). Attestation Report of the Registered Public Accounting Firm
Refer to the Report of Independent Registered Public Accounting Firm on page
(F-2).
Item 15(d). Changes in Internal Control over Financial Reporting
There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2020 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.
Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Sony Corporation’s Board of Directors has determined that Toshiko Oka and Keiko Kishigami each qualifies as an “audit committee financial expert” as defined in Item 16A of Form
 20-F
under the Securities Exchange Act of 1934, as amended. In addition, both are determined to be independent as defined under the New York Stock Exchange Corporate Governance Standards.
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
https://www.sony.net/SonyInfo/csr_report/compliance/code.html

Item 16C.	Principal Accountant Fees and Services

Audit and
Non-Audit
Fees
The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2019 and 2020.

	Fiscal year ended March 31
	2019	2020
	Yen in millions
Audit Fees (1)	3,716	4,011
Audit-Related Fees (2)	480	400
Tax Fees (3)	0	0
All Other Fees (4)	197	118

	4,393	4,529

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax Fees primarily consist of fees for tax advice.

(4)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.

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
pre-approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony Corporation during the fiscal year ended March 31, 2020.

Period	(a) Total number of shares purchased		(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs *1,2	(d) Maximum number of shares that may yet be purchased under the plans or programs *1,2
April 1 — 30, 2019	1,489		5,037.13	N/A	N/A
May 1 — 31, 2019	480,832		5,429.21	479,200	59,520,800
June 1 — 30, 2019	4,269,608		5,325.07	4,266,900	55,253,900
July 1 — 31, 2019	577,002		5,872.74	573,700	54,680,200
August 1 — 31, 2019	11,469,846	*3	5,852.46	11,467,300	43,212,900
September 1 — 30, 2019	4,624,744		6,315.99	4,622,500	38,590,400
October 1 — 31, 2019	2,018,014		6,309.94	2,016,500	36,573,900
November 1 — 30, 2019	1,422,829		6,777.15	1,419,800	35,154,100
December 1 — 31, 2019	1,218,592		7,164.95	1,212,200	33,941,900
January 1 — 31, 2020	572,214		7,804.01	567,800	33,374,100
February 1 — 29, 2020	340,430		7,381.84	338,500	33,035,600
March 1 — 31, 2020	6,095,878	*4	6,077.24	6,094,800	N/A

Total	33,091,478		6,050.24	33,059,200	N/A

Column (a) represents the combined total number of shares purchased during the fiscal year ended March 31, 2020, including both fractional shares purchased from fractional shareholders in accordance with the Companies Act, and shares purchased in accordance with publicly announced plans, as shown in column (c).
Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Corporation to purchase such shares at their market value (Refer to “B. Memorandum and Articles of Association —
Capital stock
—
 (Unit share system)
” in “Item 10.
Additional Information
”). During the fiscal year ended March 31, 2020, Sony Corporation purchased 32,278 shares of common stock for a total purchase price of 212,075,397 yen upon such requests from holders of shares constituting less than one full unit.
*1 Sony approved the repurchase of shares of its own common stock as follows at the meeting of its Board of Directors held on May 16, 2019.
•	Total number of shares for repurchase: 60 million shares (maximum) (4.80% of total number of shares issued and outstanding (excluding treasury stock))

•	Total purchase price for repurchase of shares: 200 billion yen (maximum)

•	Period of repurchase: From May 17, 2019 to March 31, 2020

*2 The repurchase of shares of common stock based on the above approval at the Board of Directors was completed. The details are as follows.
•	Total number of shares repurchased: 33,059,200 shares

•	Total purchase price for repurchased shares: 199,999,200,300 yen

•	Period of repurchase: May 17, 2019 to March 17, 2020

*3 This figure does not include shares of restricted stock that were acquired without cash consideration (16,600 shares).
*4 This figure does not include shares of restricted stock that were acquired without cash consideration (45,000 shares).
Note: Sony cancelled treasury stock as follows in accordance with a decision by Sony’s Representative Corporate Executive Officer as delegated by the Board of Directors.
•	Class of shares cancelled: Common stock

•	Total number of shares cancelled: 12,737,400 shares

•	Date of cancellation: March 26, 2020

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G.	Disclosure About Differences in Corporate Governance
The table below discloses the significant ways in which Sony’s corporate governance practices differ from those required for U.S. companies under the listing standards of the New York Stock Exchange (“NYSE”). As a foreign private issuer listed on the NYSE, Sony Corporation is exempt from most of the exchange’s corporate governance standards requirements. For further information on Sony’s corporate governance practices and history, please refer to “Board Practices” in “Item 6.
Directors, Senior Management and Employees
.”

NYSE Standards	Sony’s Corporate Governance Practices
Board Independence. A majority of board directors must be independent.
Sony Corporation has adopted the “Company with Three Committees” corporate governance system under the Companies Act. Sony Corporation’s Board Charter requires its board to consist of between 10 to 20 directors.

The Companies Act does not require Sony Corporation to have a majority of “independent” (in the meaning given by the NYSE Corporate Governance Standards) directors on its board; rather, it requires Sony Corporation to have a majority of “outside” directors (the definition of the term “outside” director is summarized below) on each of three statutory committees (the Nominating Committee, the Audit Committee and the Compensation Committee).

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

NYSE Standards	Sony’s Corporate Governance Practices

the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

(vi) an executive officer or employee of a company, or has an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of 1 million U.S. dollars or 2% of such other company’s consolidated gross revenues

Under the Companies Act, a director’s status as an “outside” director is unaffected by the director’s compensation, his or her affiliation with business partners, or the board’s affirmative determination of independence. On the other hand, under the Companies Act, a director who has had a career as a management director, corporate executive officer, or other employee of the company, its subsidiaries or other group companies is by definition not an “outside” director.

Sony Corporation’s Board Charter includes a provision requiring that each “outside” director:

(i) Shall not have received directly from Sony Group, during any consecutive
12-month
period within the last three years, more than an amount equivalent to 120,000 U.S. dollars, other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); and

(ii) Shall not be an executive director, a corporate executive officer, a general manager or other employee of any company whose aggregate amount of transactions with Sony Group, in any of the last three fiscal years, exceeds the greater of an amount equivalent to 1,000,000 U.S. dollars, or 2% of the annual consolidated sales of such company;

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange require Sony Corporation to make efforts to have at least one “Independent Director” on the Board of Directors. “Independent Director” is defined in the Securities Listing Regulations of the Tokyo Stock Exchange as an “outside” director who is unlikely to have conflicts of interest with shareholders. According to the guidelines of the Tokyo Stock Exchange, if a person falls in any of the categories listed below, such person, in principle, will be considered to have a conflict of interest with shareholders of the listed company.

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

(5)
A person who has fallen in any of categories (a) or (b) listed below for ten years prior to assuming his/her office:

       (a) A person who executes business of a parent company of the listed company or a director who does not execute business of a parent company of the listed company; or

       (b) A person who executes business of a fellow subsidiary of the listed company.

(6)
A close relative of a person who falls in any of categories (a) through (f) listed below (only if such person is significant):

       (a) A person who falls in any of (1) through (5) listed above;

       (b) A person who executes business of a subsidiary of the listed company;

       (c) A director who does not execute business of a subsidiary of the listed company of a subsidiary of the listed company;

       (d) A person who executes business of a parent company of the listed company or a director who does not execute business of a parent company of the listed company;

       (e) A person who executes business of a fellow subsidiary of the listed company; or

       (f) A person who has fallen in any of categories (b) or (c) listed above or a person who has executed business of the listed company until recently.

As of June 26, 2020, 9 of the 12 members of Sony Corporation’s Board of Directors qualified as “outside” directors. In addition, all 9 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

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

The
outside/non-management
Directors generally meet several times a year without management, though neither the Companies Act nor Sony Corporation’s Board Charter requires non-management
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

Sony Corporation’s Nominating Committee shall consist of at least three Directors. Under the Companies Act, the Committee is responsible for determining the contents of proposals regarding the appointment and dismissal of Directors to be submitted for approval to the shareholders’ meeting. Unlike listed U.S. companies under NYSE rules, it is not responsible for developing governance guidelines or overseeing the evaluation of the board and management. Under the Companies Act, a majority of its members shall be “outside” directors, as defined under the Companies Act. Sony Corporation’s Board Charter requires at least one of the Directors on the Committee to be a Corporate Executive Officer.

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

Sony Corporation’s Compensation Committee shall consist of at least three Directors. Under the Companies Act, a majority of its members shall be “outside” directors, as defined under the Companies Act. Sony Corporation’s Board Charter prohibits the CEO, the COO and/or the CFO (or a person at any equivalent position) from serving on the Compensation Committee. Under the Companies Act, the Committee is responsible for, among others, determining the compensation of each director and Corporate Executive Officer.

Audit Committee.
 An audit committee satisfying the independence and other requirements of Rule
 10A-3
under the Exchange Act is required. The committee must have at least three members. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee and the duties and responsibilities of the committee.

Sony Corporation’s Audit Committee shall consist of at least three Directors. Under the Companies Act, a majority of its members shall be “outside” Directors, as defined under the Companies Act. In addition, pursuant to the Companies Act, no member of the Committee shall be a Director of the company or any of its subsidiaries who is engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer of the company or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries. Sony Corporation’s Board Charter also requires each member of the Audit Committee to meet the independence requirements of the applicable U.S. securities laws and regulations, and requires at least one member to meet the audit committee financial expert requirements. Currently, all the members of Sony Corporation’s Audit Committee are also “independent” as defined in the NYSE Corporate Governance Standards, and two members of the Committee are qualified as audit

NYSE Standards	Sony’s Corporate Governance Practices
committee financial experts. Sony Corporation’s Board Charter discourages any Audit Committee member from concurrently being a member of other Committees.

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions.
Under the Companies Act, if Sony Corporation wishes to adopt an equity compensation plan under which stock acquisition rights or shares of common stock are granted on specially favorable conditions, except where all of its shareholders are granted rights to subscribe for such stock acquisition rights/shares of common stock or such stock acquisition rights/shares of common stock are gratuitously allocated to all of its shareholders, each on a pro rata basis, then Sony Corporation must obtain shareholder approval by a “special resolution” at a General Meeting of Shareholders, where the quorum is one-third
of the total number of voting rights of all of its shareholders and the approval by at least two-thirds
of the number of voting rights of all the shareholders represented at the meeting is required under Sony Corporation’s Articles of Incorporation.

On the other hand, under the Companies Act, if Sony Corporation wishes to adopt an equity compensation plan under which stock acquisition rights or shares of common stock are granted against fair value thereof, such plan can be adopted by the resolution of Sony Corporation’s Compensation Committee, and grants of stock acquisition rights or shares pursuant to such plan may be decided by a resolution of the Board of Directors or a determination by a Corporate Executive Officer to whom the authority to make such determination has been delegated, and no shareholder approval is required.

Corporate Governance Guidelines. Corporate governance guidelines must be adopted and disclosed.
Sony Corporation is required to disclose the status of its corporate governance under the Companies Act, Financial Instruments and Exchange Act and its related regulations, and the Securities Listing Regulations of the Tokyo Stock Exchange; however, Sony Corporation does not have corporate governance guidelines that cover all the requirements described in the NYSE Corporate Governance Standards, as many of the provisions do not apply to Sony Corporation. Details of the status are posted on the following website:
https://www.sony.net/SonyInfo/csr_report/governance/

Code of Ethics. A code of business conduct and ethics for directors, officers and employees must be adopted and disclosed, along with any waivers of the code for directors or executive officers.
Although this provision of the NYSE Corporate Governance Standards does not apply to Sony Corporation, Sony Corporation has adopted a code of conduct to be observed by all its directors, officers and other employees. The code of conduct is available at:
https://www.sony.net/SonyInfo/csr_report/compliance/code.html

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

1.2	Amended Articles of Incorporation of Sony Corporation (English Translation), which will be effective as of April 1, 2021

1.3
Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.3 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.4
Charter of the Board of Directors (English Translation), incorporated by reference to Exhibit 1.4 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2018 (Commission file number 001-06439) filed on June 19, 2018

2.1
Amended and Restated Deposit Agreement, dated as of October 15, 2014, by and among Sony Corporation, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares issued thereunder, incorporated by reference to Exhibit 99.A to Sony’s registration statement on Form F-6 (Commission file number 333-198953) filed on September 26, 2014

2.2	Description of Rights of each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)

8.1
Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2020: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1	Consent of PricewaterhouseCoopers Aarata LLC

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2020, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY CORPORATION
(Registrant)

By:	/s/ HIROKI TOTOKI

(Signature)
Hiroki Totoki
Executive Deputy President and Chief Financial Officer

Date: June 26, 2020

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.
F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Sony Corporation and its subsidiaries (the “Company”) as of March 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders’ equity for each of the three years in the period ended March 31, 2020, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in
Internal Control — Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in
Internal Control — Integrated Framework
(2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases as of April 1, 2019.
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
As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded AEGON Sony Life Insurance Co., Ltd. (subsequently renamed Sony Life With Insurance Co., Ltd. as of April 1, 2020) and SA Reinsurance Ltd. (collectively, the “Companies”) from its assessment of internal control over financial reporting as of March 31, 2020 because they were acquired by the Company in purchase business combinations during the year ended March 31, 2020. We have also excluded the Companies from our audit of internal control over financial reporting. The Companies are wholly-owned subsidiaries whose total assets and total sales and operating revenue excluded from management’s assessment and our audit of internal control over financial reporting collectively represent approximately 3% and less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2020.
F-2

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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Realizability of deferred tax assets for entity’s national tax filing group in Japan
As described in Note 2 and Note 22 to the consolidated financial statements, carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish a valuation allowance for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future income after consideration of uncertain tax positions, excess of carrying value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by the Company to prevent net operating loss and tax credit carryforwards from expiring unutilized. For the fiscal year ended March 31, 2020, based on an assessment of the available positive and negative evidence including the Company’s positive earnings for the past several years, due to the uncertainty of the forecast of future income impacted by the spread of
COVID-19
from early 2020, the Company has continued to establish a valuation allowance against the deferred tax assets in the Japan consolidated national tax filing group, except for the amounts expected to be offset with taxable temporary differences. The valuation allowance of 274,761 million yen relating to Japan national taxes was established as of March 31, 2020.
The principal considerations for our determination that performing procedures relating to the realizability of deferred tax assets for the Japan consolidated national tax filing group was a critical audit matter are (i) there was significant judgment involved by management in an assessment of the available positive and negative evidence including forecasted income, and (ii) this in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s assessment, including forecasts of future income.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the realizability of deferred tax assets, including assessing positive and negative evidence including future forecasts for the Japan consolidated national filing group. These procedures also included, among others, evaluating management’s weighing of positive and negative evidence; testing the completeness of the positive and negative evidence used; and evaluating the reasonableness of assumptions used by management, including the uncertainty regarding the Company’s ability
F-3

to generate income in the Japan consolidated national filing group. Evaluating management’s assumptions related to generating income in Japan involved evaluating whether the assumptions used by management were reasonable considering the current and past performance of the Company.
Liabilities for future insurance policy benefits and deferred acquisition costs
As described in Note 2 and 10 to the consolidated financial statements, liabilities for future insurance policy benefits include liabilities for minimum guarantee benefits related to certain variable annuity and variable life insurance contracts. The Company has elected fair value options for variable annuity contracts with minimum guarantee benefits in their entirety, which includes liabilities for minimum guarantee benefits. The fair value of the liabilities for minimum guarantee benefits is calculated as the present value of future expected cash flows. The significant assumptions used in the valuation include mortality rates, lapse rates, discount rates, and investment yields. As of March 31, 2020, the liabilities for minimum guarantee benefits for the variable annuity contracts were 64,045 million yen. Liabilities are also established for the variable life contracts that include minimum guarantee benefits features. For these contract features, the liabilities for minimum guarantee benefits are calculated using current best estimate assumptions and are based on the ratio of the present value of expected total excess payments divided by the present value of expected total assessments over the life of the contract. The significant assumptions in the valuation include mortality rates, lapse rates, discount rates and investment yields. As of March 31, 2020, the liabilities for minimum guarantee benefits for the variable life contracts were 79,860 million yen. Also, the Company defers acquisition costs that are related directly to the acquisition or renewal of insurance policies to the extent such costs are determined to be recoverable from future profits. Among them, the deferred insurance acquisition costs for non-traditional
life insurance contracts such as variable annuity contracts, variable life contracts, and investment contracts are amortized over the expected life at a constant rate based on the present value of the estimated gross profit. The present value of the estimated gross profit is affected by a number of assumptions, including investment yields, mortality rates, lapse rates and discount rates. At March 31, 2020, deferred insurance acquisition costs for non-traditional
life insurance contracts were 206,363 million yen.
The principal considerations for our determination that performing procedures relating to assumptions used for measurement of the liabilities for minimum guarantee benefits and deferred insurance acquisition costs for non-traditional
life insurance contracts is a critical audit matter are (i) there was significant judgment involved by management in developing the aforementioned assumptions, (ii) this in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s assumptions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the design and operating effectiveness of controls relating to the significant assumptions of the liabilities for minimum guarantee benefits and deferred insurance acquisition costs for non-traditional
life insurance contracts, which included controls over the development of significant assumptions, such as mortality rates, lapse rates, discount rates, and investment yields, and controls over the completeness and accuracy of data used by management in developing the assumptions, such as past claim, lapse, discount rates, and investment yield data. These procedures also included, among others, testing the completeness and accuracy of data used by management in developing the assumptions; and considering the reasonableness of the assumptions across products, in relation to prior periods, and in relation to management’s historical experience or industry knowledge. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the methodology used by management to determine their assumptions and the reasonableness of the aforementioned assumptions used in the valuation of the liabilities for minimum guarantee benefits and deferred insurance acquisition costs for non-traditional
life insurance contracts, based on industry knowledge and the Company’s historical experience.
/s/ PricewaterhouseCoopers Aarata LLC
Tokyo, Japan
June 26, 2020
We have served as the Company’s auditor since 2006.
F-4

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

F-5

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Balance Sheets

March 31

	Yen in millions
	2019	2020
ASSETS
Current assets:
Cash and cash equivalents	1,470,073	1,512,357
Marketable securities (including assets pledged that secured parties are permitted to sell or repledge of 15,437 yen and 17,521 yen in 2019 and 2020)	1,324,538	1,847,772
Notes and accounts receivable, trade and contract assets	1,091,242	1,028,793
Allowance for doubtful accounts	(25,440)	(25,873)
Inventories	653,278	589,969
Other receivables	223,620	188,106
Prepaid expenses and other current assets	509,301	594,021
Total current assets	5,246,612	5,735,145
Film costs	409,005	427,336
Investments and advances:
Affiliated companies	163,365	207,922
Securities investments and other (including assets pledged that secured parties are permitted to sell or repledge of 832,984 yen and 930,882 yen in 2019 and 2020)	11,561,286	12,526,210
	11,724,651	12,734,132
Property, plant and equipment:
Land	83,992	81,482
Buildings	664,157	659,556
Machinery and equipment	1,585,382	1,725,720
Construction in progress	39,208	76,391
	2,372,739	2,543,149
Less — Accumulated depreciation	1,595,686	1,634,505
	777,053	908,644
Other assets:
Operating lease right-of-use assets	—	359,510
Finance lease right-of-use assets	—	33,100
Intangibles, net	917,966	906,310
Goodwill	768,552	783,888
Deferred insurance acquisition costs	595,265	600,901
Deferred income taxes	202,486	210,372
Other	339,996	340,005
	2,824,265	3,234,086
Total assets	20,981,586	23,039,343

(Continued on following page.)
F-
6

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Balance Sheets (Continued)

	Yen in millions
	2019	2020
LIABILITIES
Current liabilities:
Short-term borrowings	618,618	810,176
Current portion of long-term debt	172,461	29,807
Current portion of long-term operating lease liabilities	—	68,942
Notes and accounts payable, trade	492,124	380,810
Accounts payable, other and accrued expenses	1,693,048	1,630,197
Accrued income and other taxes	135,226	145,996
Deposits from customers in the banking business	2,302,314	2,440,783
Other	666,024	733,732
Total current liabilities	6,079,815	6,240,443
Long-term debt	568,372	634,966
Long-term operating lease liabilities	—	314,836
Accrued pension and severance costs	384,232	324,655
Deferred income taxes	531,421	549,538
Future insurance policy benefits and other	5,642,671	6,246,047
Policyholders’ account in the life insurance business	3,048,202	3,642,271
Other	281,382	289,285
Total liabilities	16,536,095	18,242,041
Redeemable noncontrolling interest	8,801	7,767
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2019 — Shares authorized: 3,600,000,000; shares issued: 1,271,230,341	874,291
2020 — Shares authorized: 3,600,000,000; shares issued: 1,261,058,781		880,214
Additional paid-in capital	1,266,874	1,289,719
Retained earnings	2,320,586	2,768,856
Accumulated other comprehensive income —
Unrealized gains on securities, net	135,035	161,191
Unrealized gains (losses) on derivative instruments, net	(19)	1,248
Pension liability adjustment	(310,457)	(235,520)
Foreign currency translation adjustments	(435,229)	(509,872)
Debt valuation adjustments	—	1,973
	(610,670)	(580,980)
Treasury stock, at cost
Common stock
2019 — 20,483,474 shares	(104,704)
2020 — 40,898,841 shares		(232,503)
	3,746,377	4,125,306
Noncontrolling interests	690,313	664,229
Total equity	4,436,690	4,789,535
Total liabilities and equity	20,981,586	23,039,343

The accompanying notes are an integral part of these statements.
F-
7

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2018	2019	2020
Sales and operating revenue:
Net sales	7,231,613	7,306,235	6,856,090
Financial services revenue	1,221,235	1,274,708	1,299,847
Other operating revenue	91,134	84,744	103,948
	8,543,982	8,665,687	8,259,885
Costs and expenses:
Cost of sales	5,188,259	5,150,750	4,753,174
Selling, general and administrative	1,583,197	1,576,825	1,502,625
Financial services expenses	1,042,163	1,112,446	1,171,875
Other operating (income) expense, net	4,072	(71,568)	(3,611)
	7,817,691	7,768,453	7,424,063
Equity in net income (loss) of affiliated companies	8,569	(2,999)	9,637
Operating income	734,860	894,235	845,459
Other income:
Interest and dividends	19,784	21,618	19,278
Gain on sale of securities investments, net	1,517	—	—
Gain on equity securities, net	—	118,677	—
Other	2,427	4,440	2,671
	23,728	144,735	21,949
Other expenses:
Interest	13,566	12,467	11,090
Loss on devaluation of securities investments	4,955	—	—
Loss on equity securities, net	—	—	20,180
Foreign exchange loss, net	30,634	11,279	26,789
Loss on pension plan amendment	—	—	6,358
Other	10,384	3,576	3,541
	59,539	27,322	67,958
Income before income taxes	699,049	1,011,648	799,450
Income taxes:
Current	127,685	166,748	172,391
Deferred	24,085	(121,650)	4,799
	151,770	45,098	177,190
Net income	547,279	966,550	622,260
Less — Net income attributable to noncontrolling interests	56,485	50,279	40,069
Net income attributable to Sony Corporation’s stockholders	490,794	916,271	582,191

	Yen
	2018	2019	2020
Per share data:
Common stock
Net income attributable to Sony Corporation’s stockholders
— Basic	388.32	723.41	471.64
— Diluted	379.75	707.74	461.23

The accompanying notes are an integral part of these statements.
F-
8

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2018	2019	2020
Net income	547,279	966,550	622,260
Other comprehensive income, net of tax —
Unrealized gains on securities	1,070	33,285	40,390
Unrealized gains (losses) on derivative instruments	(1,184)	1,223	1,267
Pension liability adjustment	12,390	(13,960)	74,971
Foreign currency translation adjustments	(6,335)	8,444	(75,888)
Debt valuation adjustments	—	—	3,032
Total comprehensive income	553,220	995,542	666,032
Less — Comprehensive income attributable to noncontrolling interests	60,403	57,669	54,151
Comprehensive income attributable to Sony Corporation’s stockholders	492,817	937,873	611,881

The accompanying notes are an integral part of these statements.
F-
9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2018	2019	2020
Cash flows from operating activities:
Net income	547,279	966,550	622,260
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	361,444	374,026	416,642
Amortization of film costs	359,274	348,493	329,809
Accrual for pension and severance costs, less payments	4,113	(33,631)	8,948
Other operating (income) expense, net	4,072	(71,568)	(3,611)
(Gain) loss on securities investments, net (other than financial services business)	3,438	(118,630)	20,177
(Gain) loss on marketable securities and securities investments held in the financial services business, net	(47,119)	(66,383)	93,088
Deferred income taxes	24,085	(121,650)	4,799
Equity in net (income) loss of affiliated companies, net of dividends	(2,956)	7,947	(5,114)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade and contract assets	(80,004)	1,144	62,654
(Increase) decrease in inventories	(51,508)	30,455	40,315
Increase in film costs	(362,496)	(410,994)	(361,194)
Increase (decrease) in notes and accounts payable, trade	(87,939)	18,534	(91,435)
Increase (decrease) in accrued income and other taxes	29,181	(20,039)	(40,144)
Increase in future insurance policy benefits and other	495,419	544,179	520,683
Increase in deferred insurance acquisition costs	(86,779)	(88,807)	(99,433)
Increase in marketable securities held in the life insurance business	(89,797)	(64,034)	(124,270)
(Increase) decrease in other current assets	3,776	16,576	(37,286)
Increase (decrease) in other current liabilities	151,805	56,723	(27,083)
Other	78,683	(110,153)	19,940
Net cash provided by operating activities	1,253,971	1,258,738	1,349,745
Cash flows from investing activities:
Payments for purchases of fixed assets	(262,989)	(312,644)	(439,761)
Proceeds from sales of fixed assets	60,599	17,585	18,758
Payments for investments and advances by financial services business	(963,210)	(1,078,250)	(1,319,062)
Payments for investments and advances (other than financial services business)	(13,801)	(53,525)	(48,853)
Proceeds from sales or return of investments and collections of advances by financial services business	317,159	309,498	343,740
Proceeds from sales or return of investments and collections of advances (other than financial services business)	6,596	2,442	14,456
Payment for EMI Music Publishing acquisition, net of cash acquired	—	(244,197)	—
Proceeds from sales of businesses	44,624	—	12,816
Proceeds related to sales of Spotify Technology S.A. Shares	—	82,467	—
Proceeds from sales of Olympus Corporation Shares	—	—	80,357
Other	(12,046)	(30,821)	(14,729)
Net cash used in investing activities	(823,068)	(1,307,445)	(1,352,278)

(Continued on following page.)
F-
10

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2018	2019	2020
Cash flows from financing activities:
Proceeds from issuance of long-term debt	125,092	94,351	118,447
Payments of long-term debt	(44,561)	(382,671)	(198,055)
Increase in short-term borrowings, net	35,145	123,979	193,332
Increase in deposits from customers in the financial services business, net	169,479	246,945	258,720
Dividends paid	(28,490)	(38,067)	(49,574)
Payments for purchase of treasury stock	(198)	(100,177)	(200,211)
Payment for purchase of noncontrolling interest in Nile Acquisition LLC	—	(32,041)	—
Payment for purchase of noncontrolling interest in Game Show Network, LLC	—	—	(39,894)
Other	(10,011)	(35,203)	(17,107)
Net cash provided by (used in) financing activities	246,456	(122,884)	65,658
Effect of exchange rate changes on cash and cash equivalents, including restricted	(53,044)	52,465	(21,643)
Net increase (decrease) in cash and cash equivalents, including restricted	624,315	(119,126)	41,482
Cash and cash equivalents, including restricted, at beginning of the fiscal year	968,624	1,592,939	1,473,813
Cash and cash equivalents, including restricted, at end of the fiscal year	1,592,939	1,473,813	1,515,295
Less — Restricted cash and cash equivalents, included in other current assets and other assets	6,610	3,740	2,938
Cash and cash equivalents at end of the fiscal year	1,586,329	1,470,073	1,512,357
Supplemental data:
Cash paid during the fiscal year for —
Income taxes	101,092	210,499	216,922
Interest	12,169	10,882	10,000
Non-cash investing and financing activities —
Obtaining assets by entering into finance leases	21,762	32,541	6,478

The accompanying notes are an integral part of these statements.
F-
11

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
F-1
2

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

(Continued on following page.)
F-1
3

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2019	874,291	1,266,874	2,320,586	(610,670)	(104,704)	3,746,377	690,313	4,436,690
Cumulative effect of ASU 2016-02			(7,472)			(7,472)		(7,472)
Issuance of new shares	529	529				1,058		1,058
Exercise of stock acquisition rights	5,179	5,180				10,359		10,359
Conversion of convertible bonds	215	215				430		430
Stock-based compensation		1,980				1,980		1,980
Comprehensive income:
Net income			582,191			582,191	40,069	622,260
Other comprehensive income, net of tax —
Unrealized gains on securities				26,156		26,156	14,234	40,390
Unrealized gains on derivative instruments				1,267		1,267		1,267
Pension liability adjustment				74,937		74,937	34	74,971
Foreign currency translation adjustments				(74,643)		(74,643)	(1,245)	(75,888)
Debt valuation adjustments				1,973		1,973	1,059	3,032

Total comprehensive income						611,881	54,151	666,032

Stock issue costs, net of tax		(80)				(80)		(80)
Dividends declared (45.00 yen per share)			(55,111)			(55,111)	(25,885)	(80,996)
Purchase of treasury stock					(200,211)	(200,211)		(200,211)
Reissuance of treasury stock		0			2	2		2
Cancellation of treasury stock		(1,072)	(71,338)		72,410	—		—
Transactions with noncontrolling interests shareholders and other		16,093				16,093	(54,350)	(38,257)

Balance at March 31, 2020	880,214	1,289,719	2,768,856	(580,980)	(232,503)	4,125,306	664,229	4,789,535

The accompanying notes are an integral part of these statements.
F-1
4

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries
F-15

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries
1 .	Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments and devices for consumer, professional and industrial markets such as network services, game hardware and software, televisions, audio and video recorders and players, still and video cameras, smartphones, and image sensors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles, including game applications based on the animation titles. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Further, Sony is also engaged in various financial services businesses, including life and non-life
insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese internet-based banking subsidiary.
2 .	Summary of significant accounting policies

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
Basis of consolidation and accounting for investments in affiliated companies -
The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships and other entities in which Sony has a controlling interest, and variable interest entities (“VIEs”) for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies, generally through
20-50%
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
Gains or losses that result from a loss of a controlling financial interest in a subsidiary are recorded in earnings along with fair value remeasurement gains or losses on any retained investment in the entity, while a change in interest in
a consolidated subsidiary that does not result in a change in control is accounted for as a capital transaction and no gains or losses are recorded in earnings.
F-1
6

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
Use of estimates -
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining the valuation of investment securities, valuation of inventories, fair values of long-lived assets, fair values of goodwill and other intangible assets, fair values of assets and liabilities assumed in business combinations, product warranty liability, pension and severance plans, valuation of deferred tax assets, uncertain tax positions, film costs, and insurance related liabilities. Actual results could significantly differ from those estimates. The timing and extent to which the spread of COVID-19 may negatively impact Sony’s business will depend on future developments, which are highly uncertain. This uncertainty could result in greater variability in accounting estimates and assumptions, including, but not limited to, those used in reviewing goodwill and long-lived assets for impairment and the valuation of deferred tax assets.
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
Marketable debt and equity
securities
-
Debt securities designated as
available-for-sale
are carried at fair value with
unrealized
gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Equity securities that have a readily determinable fair value, and debt securities classified as trading securities, are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity
are carried at amortized cost. Individual securities classified as either available-for-sale
or
held-to-maturity
are reduced to fair value by a charge to income when an other-than-temporary impairment is recognized. Realized gains and losses are determined on the average cost method and are reflected in income.
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
F-1
7

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
When an other-than-temporary impairment of a
held-to-maturity
debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the debt security or more likely than not will be required to sell the debt security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairment of the debt security that does not meet these two criteria, the net amount recognized in income is a credit loss, which equals the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment is recognized in income are presented as a separate component of accumulated other comprehensive income.
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
Inventories -
Inventories in the Game & Network Services (“G&NS”), Music, Electronics Products & Solutions (“EP&S”) and Imaging & Sensing Solutions (“I&SS”) segments as well as non-film
inventories for the Pictures segment are valued at cost, not in excess of the net realizable value – i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal, cost being determined on the “average cost” basis.
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
Film costs -
Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions and are stated at the lower of unamortized cost or estimated fair value and
F-1
8

SONY
CORPORATION AND CONSOLIDATED SUBSIDIARIES
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
Property, plant and equipment and depreciation -
Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method. Useful lives for depreciation range from 2 to 50 years for buildings and from 2 to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.
Leases -
When entering into a contract, Sony determines whether an arrangement contains a lease at its inception. An arrangement contains a lease if it conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. Operating leases are included in operating lease right-of-use
assets, current portion of long-term operating lease liabilities, and long-term operating lease liabilities on Sony’s consolidated balance sheets. Finance leases are included in finance lease right-of-use
assets, current portion of long-term debt, and long-term debt on Sony’s consolidated balance sheets.
Right-of-use
assets represent Sony’s right to use an underlying asset for the lease term and lease liabilities represent Sony’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Right-of-use assets also include any lease payments or initial direct costs incurred on or before the commencement date and excludes lease incentives. In determining the present value of lease payments, Sony generally uses its incremental borrowing rate, as the implicit rate is not available for most of its leases. Sony determines its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing, taking into account the lease term and the economic environment of each country or region at commencement date. The lease terms include options to extend or terminate the lease when it is reasonably certain that Sony will exercise that option. Lease expense for operating leases recorded on the balance sheet is recognized on a straight-line basis over the lease term. Sony accounts for the lease and non-lease
components of all underlying asset classes as a single lease component. Sony has applied the short-term lease exception for leases with a term of one year or less, where right-of-use assets and lease liabilities are not recognized and the expense is recognized on a straight-line basis
.
As of April 1, 2019, Sony adopted Accounting Standards Update (“ASU”) 2016-02, which amends leasing guidance, on a modified retrospective basis with no restatement of comparative periods. Prior to the adoption of ASU 2016-02 on April 1, 2019, right-of-use assets and lease liabilities for operating leases were not recognized in Sony’s consolidated balance sheet. For the detailed effect of the adoption of the new standard on Sony’s results of operations and financial position, refer to Note 2 (2) Recently adopted accounting pronouncements.
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
In the fourth quarter of the fiscal year ended March 31, 2020, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount. Reporting units are Sony’s operating segments or one

9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the total amount of goodwill allocated to the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value, and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
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
Management believes that the assumptions used to estimate the fair value in the goodwill impairment tests are reasonable, including, but not limited to, the potential impacts arising from the spread of COVID-19. As the extent and duration of the impacts from COVID-19 remain unclear, Sony’s estimates and assumptions may evolve as conditions change. Actual results could differ from those estimates. As a result, changes in estimates resulting in lower than currently anticipated cash flows and fair values due to unforeseen changes in assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and indefinite lived intangible assets in the future.
When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.
Intangible assets with finite useful lives mainly consist of patent rights, know-how,
license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, internal-use
software, music catalogs, artist contracts, and television carriage contracts (broadcasting agreements). Patent rights, know-how,
license agreements, trademarks, software to be sold, leased or otherwise marketed, and internal-use
software are generally amortized on a straight-line basis over 3 to 10 years. Customer relationships, music catalogs, artist contracts and television carriage contracts (broadcasting agreements) are generally amortized on a straight-line basis over 10 to 44 years.
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
F-
20

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Deferred insurance acquisition costs -
Costs that vary with and are directly related to the acquisition or renewal of insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional
life insurance contracts are amortized over the expected life at a constant rate based on the present value of the estimated gross profit. Investment yields, mortality rates, lapse rates and discount rates are used as important assumptions for the present value of the estimated gross profit.
Product warranty -
Sony provides for the estimated cost of product warranties at the time revenue is recognized. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.
Future insurance policy benefits -
Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future policy benefits includes the liabilities for the minimum guarantee benefits of variable annuities and variable life insurance contracts. As discussed below in “Fair value measurement,” Sony elected the fair value option for certain of these liabilities for future insurance policy benefits.
Policyholders’ account in the life insurance business -
Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances. Liabilities for policyholders’ account in the life insurance business includes the liabilities related to the variable annuities and variable life insurance contracts with minimum guarantee benefits. As discussed below in “Fair value measurement,” Sony elected the fair value option for certain of these liabilities for policyholders’ account in the life insurance business.
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
Management believes that the estimates of future cash flows and fair values are reasonable, including, but not limited to, the potential impacts arising from the spread of COVID-19. As the extent and duration of the impacts from COVID-19 remain unclear, Sony’s estimates and assumptions may evolve as conditions change. Actual results could differ from those estimates. As a result, changes in estimates resulting in lower future cash flows and fair values due to unforeseen changes in Sony’s businesses or assumptions could negatively affect the valuations of long-lived assets.
F-
21

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Fair value measurement -
Sony measures fair value as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Sony has elected the fair value option in the banking business for certain foreign securities. The election was made to mitigate accounting mismatches related to fluctuations of foreign exchange rates by allowing the gains and losses on the translation of these securities to be included in current earnings. Sony has also elected the fair value option for certain future insurance policy benefits and policyholders’ account in the life insurance business which are not normally measured at fair value. The election was made to mitigate accounting mismatches related to the changes in the fair value between liabilities for those future insurance policy benefits and policyholders’ account due to changes in the minimum guarantee risk of contracts of variable annuities with minimum guarantee benefits, and the underlying investment managed for policyholders and derivatives. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the certain subsidiary’s current credit spreads, and are recognized in other comprehensive income, net of tax.
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
F-2
2

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
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
Fair value hedges
Changes in the fair value of derivatives designated as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.
Cash flow hedges
Changes in the fair value of derivatives designated as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. The time value component of the fair value of option contracts is excluded from the assessment of hedge effectiveness and recognized in earnings on a straight-line basis over the life of the hedging instruments. Any difference between the change in fair value of the excluded component and the
accumulated amount recognized in earnings on a straight-line basis is recognized in other comprehensive income.
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
Stock-based compensation -
Sony accounts for stock-based compensation using the fair value
-
based method and the expense is mainly included in selling, general and administrative expenses. Sony accounts for its stock acquisition rights plan using the fair value measured on the date of grant using the Black-Scholes option-pricing model. The stock acquisition rights plan is recognized, net of an estimated forfeiture rate, over the requisite service period using the accelerated method of amortization for grants with graded vesting. The estimated forfeiture rate is based on Sony’s historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.
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
F-2
3

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
Performance obligations in contracts for the EP&S and I&SS segments are primarily to deliver various kinds of electronic equipment, instruments and devices to customers. Revenues from these performance obligations are generally recognized when a promised good is delivered to a customer. However, if the sales contract contains a customer acceptance provision, then revenues are recognized when the customer accepts the promised good or when a deemed acceptance occurs by the lapse of time. Revenues are also recognized over time, primarily from the provision of internet broadband network services to subscribers over the subscription period. Revenues are recognized net of anticipated returns and sales incentives.
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
Within the Pictures segment, revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television programming for pay and free television exhibition and other markets are recognized when the product is available for use by the licensee. Revenues for motion picture and television program licensing arrangements involving multiple performance obligations, for example a fee for multiple titles, territories or availability dates, are allocated based on the relative standalone selling price of each performance obligation using Sony’s best estimate based on available information such as market conditions and internal pricing guidelines. Each individual motion picture or television programming product delivered generally represents a separate performance obligation. Licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is recognized when the licensee can use and benefit from the content under the renewal or extension. Licensing revenue associated with minimum guarantees for symbolic intellectual property is
F-2
4

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
recognized ratably over the license term. For home entertainment distribution, revenues from the sale of physical product such as DVDs and
Blu-ray
Disc
TM
, net of anticipated returns and sales incentives, are recognized when delivery has occurred and the product is available for sale to the public. Revenues from electronic sell-through and video-on-demand
are recognized when the product is made available for viewing via digital distribution platforms. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired, and the performance obligation in these arrangements is the delivery of advertising spots and may include a guaranteed amount of impressions. When a guarantee for a number of impressions is not achieved, revenues are not recognized until additional advertising spots are delivered to provide the guaranteed impressions. Revenues from subscription fees received by television networks are recognized when the service is provided. The performance obligation under network subscription arrangements is a license of functional intellectual property that is satisfied as programming is provided over the term of the arrangement.
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
F-2
5

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
The U.S. Tax Cuts and Jobs Act of 2017 (the “U.S. Tax Reform Act”) subjects a U.S. entity to tax on Global Intangible Low Tax Income (“GILTI”) earned by its foreign subsidiaries. Sony has elected to account for GILTI as a current period expense when incurred.
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
F-2
6

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
(2)	Recently adopted accounting pronouncements

Leases -
In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU
2016-02,
which amends the accounting guidance for leases. The ASU requires substantially all leases to be recognized on the balance sheet. Sony has adopted this ASU effective April 1, 2019, on a modified retrospective basis with no restatement of comparative periods. Sony has elected the package of practical expedients for leases that expired or existed prior to the adoption date. As a result, Sony did not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, or whether initial direct costs for any existing leases qualify for capitalization. In addition, Sony has applied the short-term lease exception.
As a result of the adoption of this ASU, Sony recognized 316,923 million yen of operating lease right-of-use
assets and 341,251 million yen of lease liabilities for operating leases on the consolidated balance sheets at April 1, 2019. This impact is mainly due to operating leases of real estate. The difference of 24,328 million yen between right-of-use
assets and lease liabilities represents deferred rent for leases that existed as of the date of adoption, which was offset against the opening balance of operating lease right-of-use
assets. Finance lease

right-of-use
assets which are included in property, plant and equipment in the consolidated balance sheets for the fiscal year ended March 31, 2019, are now presented as finance lease right-of-use
assets from April 1, 2019 onward.
Premium amortization on purchased callable debt securities
-
In March 2017, the FASB issued ASU 2017-08, which requires certain premiums on callable debt securities to be amortized to the earliest call date. The amortization period for callable debt securities purchased at a discount will not be affected. This ASU was effective for Sony as of April 1, 2019. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.
Targeted improvements to accounting for hedging activities -
In August 2017, the FASB issued ASU
2017-12,
which made targeted improvements to the accounting for hedging activities. The amendments in this update simplify certain aspects of hedge accounting for both non-financial
and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. This ASU also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. This ASU was effective for Sony as of April 1, 2019. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.
(3)	Recent accounting pronouncements not yet adopted

Measurement of credit losses on financial instruments -
In June 2016, the FASB issued ASU
2016-13,
which amends the accounting guidance for credit losses on financial instruments. The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. This ASU is effective for Sony as of April 1, 2020. The adoption of this ASU is not expected to have a material impact on Sony’s results of operations and financial position.
Improvements to Accounting for Costs of Films and License Agreements for Program Materials -
In March 2019, the FASB issued ASU
2019-02,
which updates the guidance for the capitalization of film costs associated with episodic television series, requires the use of fair value rather than net realizable value when determining potential impairments of broadcasting rights, and modifies the presentation and disclosure requirements for films and broadcasting rights. In addition, upon capitalization of film costs entities are required to determine qualitatively whether the predominant monetization strategy is on a title-by-title
basis or together with other films and/or broadcast rights as part of a film group, such as in the case of a release of a film as part of a library of content on a streaming service. In the case of a film group, impairments are evaluated at the overall film group level rather than the individual title level. This ASU is effective for Sony as of April 1, 2020 and is applied on a prospective basis. Upon adoption, Sony will reclassify approximately
24.1
b
illion yen of broadcasting rights in the Pictures segment and ap
proximately
 7.4

b
illion yen of animation film production costs in the Music segment included in inventor ies
 to film costs.
F-2
7

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Targeted Improvements to the Accounting for Long-Duration Contracts -
In August 2018, the FASB issued ASU
2018-12,
which revises the accounting for certain long-duration insurance contracts, and in November 2019, the FASB issued ASU
2019-09
to defer the effective date of ASU
2018-12
to January 1, 2022. The ASU prescribes comprehensive changes to recognition and measurement of certain long-duration insurance contracts and assumptions and introduces certain financial statement presentation requirements, as well as significant additional qualitative and quantitative disclosures. This ASU will be effective for Sony as of April 1, 2022. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.
Disclosures for Fair Value Measurement -
In August 2018, the FASB issued ASU
2018-13,
which amends disclosure requirements related to fair value measurement. This ASU is effective for Sony as of April 1, 2020. Since this ASU only impacts disclosures, the adoption will have no impact on Sony’s results of operations and financial position.
Disclosures for Defined Benefit Plans -
In August 2018, the FASB issued ASU
2018-14,
which amends disclosure requirements related to defined benefit pension and other postretirement plans. This ASU is effective for Sony as of April 1, 2020 and will be applied on a retrospective basis. Since this ASU only impacts disclosures, the adoption will have no impact on Sony’s results of operations and financial position.
Income Taxes -
In December 2019, the FASB issued ASU 2019-12, which simplifies the accounting requirements for income taxes. This ASU will be effective for Sony as of April 1, 2021 and amendments within this ASU are required to be applied on a prospective basis, except certain amendments must be applied on a retrospective or modified retrospective basis. The impact of this ASU on Sony’s results of operations and financial position is being evaluated.
Reference Rate Reform -
In March 2020, the FASB issued ASU 2020-04, which provides optional relief for certain contracts impacted by reference rate reform. The relief provided by the amendments is permitted to be adopted any time through December 31, 2022. Sony is still evaluating the impact of reference rate reform and whether to apply the optional relief.
(4)	Reclassifications

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2018 and 2019 have been made to conform to the presentation for the fiscal year ended March 31, 2020.
3.	Inventories
Inventories are comprised of the following:

	Yen in millions
	March 31
	2019	2020
Finished products	407,295	345,231
Work in process	154,178	149,969
Raw materials, purchased components and supplies	91,805	94,769

Inventories	653,278	589,969

F-2
8

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

4.	Film costs
Film costs are comprised of the following:

	Yen in millions
	March 31
	2019	2020
Motion picture productions:
Released	87,158	99,482
Completed and not released	3,189	18,776
In production and development	130,736	67,199
Television productions:
Released	144,316	186,344
In production and development	9,147	25,093
Broadcasting rights	70,401	61,959
Less: current portion included in inventories	(35,942)	(31,517)

Film costs	409,005	427,336

Sony estimates that approximately 92% of the unamortized film costs of released motion picture and television productions at March 31, 2020 will be amortized within the next three years. Approximately 217 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 163 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.
5.	Investments in affiliated companies
The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:
Balance Sheets

	Yen in millions
	March 31
	2019	2020
Current assets	355,320	389,195
Noncurrent assets	608,626	164,852
Current liabilities	188,905	194,219
Noncurrent liabilities and noncontrolling interests	584,714	60,469
Percentage of ownership in equity investees	20%-50%	20%-50%

Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Net revenues	468,933	390,457	387,678
Operating income	56,729	53,920	58,431
Net income attributable to controlling interests	27,301	5,539	34,916
Percentage of ownership in equity investees	20%-50%	20%-50%	20%-50%

On November 14, 2018, Sony Corporation of America, Sony’s wholly-owned subsidiary, completed the acquisition of the entirety of the approximately 60% equity interest held by the investor consortium led by the Mubadala Investment Company in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing. As a result of this acquisition, EMI became a wholly-owned subsidiary of Sony as described in Note 25.

9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The carrying value of Sony’s investment in M3, Inc. (“M3”)

exceeded its proportionate share in the underlying net assets of M3 by 56,140 million yen at March 31, 2020. The excess is substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intang ible assets relate primarily to M3’s medical
web-portal.
The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.
With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2019 and 2020.
On December 19, 2019, SRE Holdings Corporation (“SRE”), Sony’s consolidated subsidiary, became a publicly listed company on the Tokyo Stock Exchange Mothers market (the “Listing”). Upon the Listing, Sony sold a portion of its shares of SRE, and shares issued by SRE were publicly offered (collectively, the “Sale”). Sony’s ownership of SRE’s total shares, which was 56.3% before the Sale, has decreased to 44.5% after the Sale. As a result, SRE has become an affiliate accounted for under the equity method of Sony. In connection with the Sale, Sony recorded a gain of 17,266 million yen, which consisted of both a remeasurement gain based on fair value for the shares Sony continues to hold after the Sale, and a realized gain for the sold shares, in other operating (income) loss, net in the consolidated statements of income for the fiscal year ended March 31, 2020.
On January 29, 2020, Sony Life Insurance Co., Ltd.(“Sony Life”), Sony’s consolidated subsidiary, completed the acquisition of the entirety of 50% equity interest held by AEGON International B.V. in AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. (collectively, the “JVs”). As a result of this acquisition, the JVs became consolidated subsidiaries of Sony as described in Note 25. AEGON Sony Life Insurance Co., Ltd. has changed its name to “Sony Life With Insurance Co., Ltd.,”
as of

April 1, 2020.

Several affiliated companies are listed on the Tokyo Stock Exchange and Sony’s investments in these companies have an aggregate carrying value and fair value of 141,508 million yen and 756,073 million yen, respectively, as of March 31, 2020.
The number of affiliated companies accounted for under the equity method as of March 31, 2019 and 2020 were 133 and 140, respectively.
Account balances and transactions with affiliated companies accounted for under the equity method are presented below. There are no other material transactions or account balances with any other related parties.

	Yen in millions
	March 31
	2019	2020
Accounts receivable, trade	12,404	12,030
Other receivables	134	1,589
Other current assets	33	9,757
Accounts payable, trade	1,087	1,497
Short-term borrowings	29,744	31,557
Finance lease liabilities and other*	20,265	34,564
Operating lease liabilities	—	2,393

*	Finance lease liabilities and other were represented as Capital lease obligations as of the fiscal year ended March 31, 2019.

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Sales	45,415	41,437	35,951
Purchases	3,180	5,584	3,479

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, in the fiscal years ended March 31, 2018 and 2019. SFIL is accounted for under the equity method and is 34% owned by Sony.
F-
30

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
MITSUI-SOKO Supply Chain Solutions, Inc. is accounted for under the equity method and is 34% owned by Sony as a result of the sale of the logistics business on April 1, 2015. As of the fiscal years ended March 31, 2019 and 2020, account balances with MITSUI-SOKO Supply Chain Solutions, Inc. and its subsidiaries were 3,435 million yen and 1,181 million yen, respectively, which are mainly included in accrued expenses. For the fiscal years ended March 31, 2019 and 2020, transactions were 10,606 million yen and 6,069 million yen, respectively, which are mainly included in general and administrative expenses.
Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2018, 2019 and 2020 were 5,613 million yen, 4,948 million yen and 4,523 million yen, respectively.
6.	Transfer of financial assets

Sony has established several accounts receivable sales programs mainly within the EP&S segment. Through these programs, Sony can sell receivables to a commercial bank or a special purpose entity associated with a sponsor bank. Total receivables sold during the fiscal years ended March 31, 2018, 2019 and 2020 were 84,718 million yen, 81,947 million yen and 65,214 million yen, respectively. These transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. Sony includes the sales proceeds from these receivables as cash flows within operating activities in the consolidated statement of cash flows because the receivables are the result of operating activities and are short term in nature. Gains and losses from these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing assets or liabilities are recorded as the costs of collection of the sold receivables and the income from servicing such receivables are insignificant.
Certain accounts receivable sales programs above also involve VIEs. Refer to Note 24.
7.	Marketable securities and securities investments
Marketable securities and securities investments, primarily held in the Financial Services segment, include debt securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale
securities and
held-to-maturity
securities are as follow
s
.

	Yen in millions
	March 31, 2019				March 31, 2020
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities:
Available-for-sale securities:
Japanese national government bonds	1,422,620	220,989	(20)	1,643,589	1,552,036	210,459	(566)	1,761,929
Japanese local government bonds	67,461	70	(34)	67,497	69,132	73	(33)	69,172
Japanese corporate bonds	202,433	17,178	(223)	219,388	202,164	19,112	(567)	220,709
Foreign government bonds	153,429	8,669	(603)	161,495	198,777	81,014	(14)	279,777
Foreign corporate bonds	360,299	944	(376)	360,867	361,422	507	(2,179)	359,750
Securitized products	190,111	1	—	190,112	205,223	0	—	205,223
Other	2,286	2,402	—	4,688	14,398	1,867	(12)	16,253

	2,398,639	250,253	(1,256)	2,647,636	2,603,152	313,032	(3,371)	2,912,813

Held-to-maturity securities:
Japanese national government bonds	6,042,635	2,016,786	—	8,059,421	6,204,505	2,098,885	(1,397)	8,301,993
Japanese local government bonds	3,518	388	—	3,906	2,504	331	—	2,835
Japanese corporate bonds	409,329	44,348	(5,845)	447,832	482,050	61,176	(4,754)	538,472
Foreign government bonds	386,392	18,609	(13,742)	391,259	723,937	302,297	—	1,026,234
Foreign corporate bonds	198	11	—	209	98	7	—	105
Securitized products	—	—	—	—	5,418	—	(421)	4,997

	6,842,072	2,080,142	(19,587)	8,902,627	7,418,512	2,462,696	(6,572)	9,874,636

Total	9,240,711	2,330,395	(20,843)	11,550,263	10,021,664	2,775,728	(9,943)	12,787,449

F-
31

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The following table presents the cost and fair value of debt securities classified as available-for-sale
securities and
held-to-maturity
securities by contractual maturity:

	Yen in millions
	March 31, 2020
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair value	Cost	Fair value
Due in one year or less	145,867	146,084	6,075	6,109
Due after one year through five years	432,281	435,443	199,509	217,983
Due after five years through ten years	561,098	637,363	246,072	283,086
Due after ten years	1,463,906	1,693,923	6,966,856	9,367,458

Total	2,603,152	2,912,813	7,418,512	9,874,636

Proceeds from sales of
available-for-sale
securities were 39,982 million yen, 66,906 million yen and 84,362 million yen for the fiscal years ended March 31, 2018, 2019 and 2020, respectively. On these sales, gross realized gains were 1,257 million yen, 240 million yen and 354 million yen and gross realized losses were 2 million yen, 475 million yen and 128 million yen, respectively, for the fiscal years ended March 31, 2018, 2019 and 2020. Sony adopted ASU
2016-01
from April 1, 2018, and as a result, the
available-for-sale
classification is eliminated for equity securities for the fiscal year
s
ended March 31, 2019 and 2020.
Marketable securities classified as trading securities, which are held primarily in the Financial Services segment, totaled 234,117 million yen and 270,120 million yen as of March 31, 2019 and 2020, respectively. Sony recorded net unrealized gains of 48,047 million yen, net unrealized gains of 3,610 million yen, and net unrealized gains of 1,705 million yen for the fiscal years ended March 31 2018, 2019 and 2020, respectively. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income. Sony adopted ASU 2016-01 from April 1, 2018, and as a result, the trading classification is eliminated for equity securities for the fiscal years ended March 31, 2019 and 2020.

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2019 and 2020.

	Yen in millions
	March 31, 2019
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Debt securities:
Available-for-sale securities:
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

F-3
2

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2020
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Debt securities:
Available-for-sale securities:
Japanese national government bonds	51,746	(539)	2,032	(27)	53,778	(566)
Japanese local government bonds	25,010	(10)	16,340	(23)	41,350	(33)
Japanese corporate bonds	62,118	(548)	10,694	(19)	72,812	(567)
Foreign government bonds	—	—	1,537	(14)	1,537	(14)
Foreign corporate bonds	86,220	(2,133)	18,896	(46)	105,116	(2,179)
Securitized products	—	—	—	—	—	—
Other	12,055	(12)	—	—	12,055	(12)

	237,149	(3,242)	49,499	(129)	286,648	(3,371)

Held-to-maturity securities:
Japanese national government bonds	134,320	(1,397)	—	—	134,320	(1,397)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	98,172	(4,285)	3,727	(469)	101,899	(4,754)
Foreign government bonds	—	—	—	—	—	—
Foreign corporate bonds	—	—	—	—	—	—
Securitized products	5,418	(421)	—	—	5,418	(421)

	237,910	(6,103)	3,727	(469)	241,637	(6,572)

Total	475,059	(9,345)	53,226	(598)	528,285	(9,943)

At March 31, 2020, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.
For the
fiscal

years
ended March 31, 2019 and 2020, with respect to equity securities included in marketable securities and securities investments, Sony recorded net realized gains of 77,495 million yen and 20,176 million yen due to the sale of equity securities and net unrealized gains of 104,168 million yen and net unrealized
loss of 134,831 million yen due to revaluation of equity securities held as of March 31, 2019 and 2020, respectively. Gains or losses arising from equity securities held in the Financial Services segment are recorded in financial services revenue, and gains or losses arising from equity securities held in all segments other than the Financial Services segment are recorded in gain
 (loss)
on equity securities, net in the consolidated statement of income. Included in the gains and (losses)
noted above were
gains and (losses)
recorded by Sony with respect to the equity securities held by Sony in Spotify Technology S.A. (“Spotify”).
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
The remaining Spotify shares retained as of March 31, 2019 had a gross fair value of 78,947 million yen (711 million U.S. dollars), and the revaluation of such shares resulted in a pre-tax
unrealized gain, net of costs to be paid to Sony’s artists and distributed labels and other costs which directly related to the gains recognized from the revaluation of Spotify shares, of 47,543 million yen (449 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.
During the fiscal year ended March 31, 2020,
Sony did not sell any portion of the Spotify shares that it owned. The revaluation of the remaining Spotify shares retained as of March 31, 2020 resulted in a pre-tax
unrealized loss, net of
a decrease in
costs to be paid to Sony’s artists and distributed labels, of 6,063 million yen (57 million U.S. dollars) recorded in loss on equity securities, net in the consolidated statements of income.
F-3
3

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The aggregate carrying amounts of securities that do not have readily determinable fair values as of March 31, 2019 and 2020 totaled 25,720 million yen and 30,120 million yen, respectively. Sony recorded no upward adjustments for securities that do not have readily determinable fair values for

the fiscal year ended March 31, 2019
, and
 upward adjustments of 1,070 million yen
for securities that do not have readily determinable fair values for

the fiscal year ended March 31, 2020. Sony recorded downward adjustments (including impairments) of 4,285 million yen and 9,075 million yen for securities that do not have readily determinable fair values for the fiscal year
s
ended March 31, 2019 and 2020, respectively.
8.	Leases
Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets under both finance and operating leases.
(1)	Lease cost
The components of lease cost are as follows:

Yen in millions
Fiscal year ended March 31
2020
Finance Lease cost
Amortization of right-of-use assets	10,077
Interest on lease liabilities	1,266

Total finance lease cost	11,343
Operating lease cost	76,863
Short-term lease cost	20,620
Variable lease cost	141
Sublease income	(3,860)

Total lease cost	105,107

(2)	Supplemental consolidated balance sheet information related to leases
Supplemental consolidated balance sheet information related to leases is as follows:

Yen in millions
March 31
2020
Finance leases
Current portion of long-term debt	9,240
Long-term debt	29,843

Total finance lease liabilities	39,083

Weighted average remaining lease term
Operating leases	9.91 years
Finance leases	8.61 years

Weighted average discount rate
Operating leases	3.147%
Finance leases	2.338%
F-3
4

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
(3)	Rental payments and sublease rentals under operating leases
The minimum rental payments required under operating leases that have initial or remaining noncancelable
lease terms in excess of one year at March
31
,
2019
are as follows:

Fiscal year ending March 31	Yen in millions
2020	58,901
2021	48,823
2022	34,726
2023	25,355
2024	22,152
Later fiscal years	78,507

Total minimum future rentals	268,464

Rental expenses under operating leases for the fiscal years ended March 31, 2018 and 2019 were 77,950 million yen and 71,516 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2018 and 2019 were 1,325 million yen and 1,013 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2019 were 1,598 million yen.
(4)	Maturities of lease liabilities
Maturities of lease liabilities
as of March 31, 2020
are as follows:

	Yen in millions
Fiscal year ending March 31	Operating leases	Finance leases
2021	76,469	10,213
2022	69,606	7,323
2023	55,648	5,990
2024	40,303	4,689
2025	30,664	3,163
Later fiscal years	152,275	23,088

Total lease payments	424,965	54,466
Less imputed interest	41,187	15,383

Total	383,778	39,083

(5)	Other information
Other information related to leases is as follows:

Yen in millions
Fiscal year ended March 31
2020
Cash paid for amounts included in the measurement of lease liabilities
Payments for operating leases, included in cash flows from operating activities	71,612
Payments for finance leases, included in cash flows from financing activities	33,088
Right-of-use assets obtained in exchange for new operating lease liabilities	124,380
F-3
5

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
9.	Goodwill and other intangible assets
Intangible assets other than goodwill acquired during the fiscal year ended March 31, 2020 totaled 146,023 million yen, of which 145,596 million yen is subject to amortization, and are comprised of the following:

	Intangible assets acquired during the fiscal year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	7,848	8
Software to be sold, leased or otherwise marketed	16,609	3
Internal-use software	93,768	4
Music catalogs	19,837	14
Other	7,534	11

In the fiscal year ended March 31, 2020, additions to
internal-use
software primarily related to the capitalization of new software across several business platforms.
Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2019		March 31, 2020
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	169,761	(145,525)	166,076	(146,051)
Customer relationships	15,759	(11,825)	16,104	(12,467)
Trademarks	15,768	(9,863)	11,152	(6,114)
Software to be sold, leased or otherwise marketed	125,350	(96,322)	141,111	(110,663)
Internal-use software	529,022	(345,935)	594,109	(384,236)
Music catalogs	615,206	(106,725)	612,266	(124,787)
Artist contracts	42,575	(29,108)	41,764	(29,017)
Television carriage contracts (broadcasting agreements)	74,605	(28,685)	53,266	(21,645)
Other	61,675	(49,288)	64,456	(51,317)

Total	1,649,721	(823,276)	1,700,304	(886,297)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2018, 2019 and 2020 was 123,450 million yen, 109,452 million yen and 110,819 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending March 31	Yen in millions
2021	97,978
2022	82,057
2023	66,079
2024	50,098
2025	38,658

F-3
6

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Total carrying amount of intangible assets having an indefinite life is
 comprised of the following:

	Yen in millions
	March 31
	2019	2020
Trademarks	69,447	69,975
Distribution agreements	18,834	18,834
Other	3,240	3,494

Total	91,521	92,303

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2019 and 2020 are as follows:

	G&NS	Music	Pictures	EP&S	I&SS	Financial Services	All Other	Total
Balance, March 31, 2018:
Goodwill — gross	150,606	165,700	246,620	194,468	45,793	7,931	27,912	839,030
Accumulated impairments	—	(306)	(102,208)	(181,665)	—	(706)	(23,653)	(308,538)

Goodwill	150,606	165,394	144,412	12,803	45,793	7,225	4,259	530,492

Increase (decrease) due to:
Acquisitions *	2,261	240,396	387	—	—	—	—	243,044
Sales and dispositions	—	—	—	—	—	—	—	—
Impairments	—	—	—	(776)	—	—	(4,331)	(5,107)
Translation adjustments	1,088	(2,420)	3,673	(73)	771	—	72	3,111
Other	—	—	(2,988)	—	—	—	—	(2,988)

Balance, March 31, 2019:
Goodwill — gross	153,955	403,676	252,262	194,416	46,564	7,931	28,570	1,087,374
Accumulated impairments	—	(306)	(106,778)	(182,462)	—	(706)	(28,570)	(318,822)

Goodwill	153,955	403,370	145,484	11,954	46,564	7,225	—	768,552

Increase (decrease) due to:
Acquisitions *	17,945	2,956	14,889	364	—	3,609	—	39,763
Sales and dispositions	—	—	(609)	—	—	—	—	(609)
Impairments	—	—	—	—	—	—	—	—
Translation adjustments	(926)	(13,802)	(5,410)	(129)	(372)	—	—	(20,639)
Other	—	(1,199)	(1,980)	—	—	—	—	(3,179)

Balance, March 31, 2020:
Goodwill — gross	170,974	391,631	257,074	194,635	46,192	11,540	28,269	1,100,315
Accumulated impairments	—	(306)	(104,700)	(182,446)	—	(706)	(28,269)	(316,427)

Goodwill	170,974	391,325	152,374	12,189	46,192	10,834	—	783,888

Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2020. As a result of this realignment, the former HE&S, IP&S and MC segments have been realigned as the EP&S segment. In connection with this realignment, the carrying amounts of associated goodwill for the former HE&S, IP&S and MC segments have been reclassified to the EP&S segment for the fiscal years ended March 31, 2018 and 2019. Refer to Note 29.
*
Acquisitions for the fiscal year ended March 31, 2019 relate mainly to the acquisition of EMI Music Publishing in the Music segment. Acquisitions for the fiscal year ended March 31, 2020 relate mainly to the acquisition of Insomniac Games, Inc. in the G&NS segment, Silvergate Media in the Pictures segment and AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. in the Financial Services segment. Refer to Note 25.

10.	Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.
Those differences are mainly that insurance acquisition costs for life and non-life
insurance contracts are charged to income when incurred in Japan whereas in the United States those costs are deferred and amortized
F-3
7

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance contracts calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted using mainly the net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For the purpose of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.
The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2019 and 2020 were 548,730 million yen and 586,983 million yen, respectively.
(1)	Insurance policies

Life insurance policies that subsidiaries in the Financial Services segment underwrite, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2018, 2019 and 2020 were 857,766 million yen, 910,011 million yen and 1,052,316 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life
insurance revenues for the fiscal years ended March 31, 2018, 2019 and 2020 were 105,497 million yen, 111,392 million yen and 115,730 million yen, respectively.
(2)	Deferred insurance acquisition costs

Amortization of deferred insurance acquisition costs charged to income for the fiscal years ended March 31, 2018, 2019 and 2020 amounted to 68,137 million yen, 79,906 million yen and 93,734 million yen, respectively.
At March 31, 2019 and 2020, the balances of deferred insurance acquisition costs of non-traditional life insurance contracts were
209,897 million yen and 206,363 million yen, respectively.
(3)	Future insurance policy benefits

Liabilities for future
insurance
policy benefits, except the portion of liabilities for minimum guarantee benefits which is described below, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 0.5% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in
throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses.
Liabilities for future policy benefits includes the liabilities for the minimum guarantee benefits of variable annuities and variable life insurance contracts. The details regarding the minimum guarantee benefits are presented in (5) below. Sony elected the fair value option for certain of these liabilities for future insurance policy benefits. Refer to Note 13.
At March 31, 2019 and 2020, future insurance policy benefits amounted to 5,633,865 million yen and 6,237,048 million yen, respectively.
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

life
insurance
contracts. The credited rates associated with interest sensitive whole life contracts range from 1.7% to 2.0%. For variable life insurance

contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment endowment contracts, single payment educational endowment contracts, individual variable annuities and policies after the start of annuity payments.
F-3
8

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The credited rates associated with investment contracts, except for individual variable annuities, range from 0.01% to 6.3%. For individual variable annuities, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. The liabilities for policyholders’ account in the life insurance business includes the liabilities related to the variable annuities and variable life insurance contracts with minimum guarantee benefits. Sony elected the fair value option for certain of these liabilities for policyholders’ account in the life insurance business. Refer to Note 13.
Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2019	2020
Universal life insurance	2,104,646	2,611,577
Investment contracts	816,903	885,690
Other	126,653	145,004

Total	3,048,202	3,642,271

(5)	Minimum guarantee benefit for variable annuities and variable life insurance contracts

Regarding variable annuities and variable life insurance contracts, minimum guarantee benefits (minimum death benefit, minimum accumulation benefit, etc.) are provided, and Sony bears the risk of fulfilling the minimum guarantee benefits prescribed in the contracts to policyholders. The fair value option is applied to the portion of the liability for variable annuity contracts with minimum guarantee benefits. Refer to Note 13. Excluding the portion of the liability measured at fair value, the liability for the minimum guarantee benefit is calculated based on the ratio of the present value of expected total excess payments divided by the present value of expected total assessments over the life of the contract. Mortality rates, lapse rates, discount rates and investment yield are used as significant assumptions for this calculation.

The policyholders’ account value, net amount at risk, liability for the minimum guarantee benefit, and average attained age at March 31, 2019 and 2020 are as follows.

	Yen in million s
	March 31, 2019
	Variable annuities	Variable life insurance contracts	Total
Policyholder s ’ account value	—	1,092,559	1,092,559
Net amount at risk	—	4,334,224	4,334,224
Liability for minimum guarantee benefit	—	63,423	63,423

	Age
	March 31 2019
	Variable annuities	Variable life insurance contracts
Average attained age	—	44

	Yen in million s
	March 31 , 2020
	Variable annuities	Variable life insurance contracts	Total
Policyholder s ’ account value	464,093	1,096,935	1,561,028
Net amount at risk	71,685	4,564,214	4,635,899
Liability for minimum guarantee benefit	64,045	79,860	143,905

	Age
	March 31 2020
	Variable annuities	Variable life insurance contracts
Average attained age	60	45

9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
11.	Short-term borrowings and long-term debt
Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2019	2020
Unsecured loans:
with a weighted-average interest rate of 2.52%	55,186
with a weighted-average interest rate of 0.86%		91,725
Repurchase agreement:
with a weighted-average interest rate of 0.56%	432,820
with a weighted-average interest rate of 0.93%		567,194
Secured call money:
with a weighted-average interest rate of 0.18%	130,612
with a weighted-average interest rate of 0.13%		151,257

	618,618	810,176

At March 31, 2020, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 474,644 million yen as collateral for 567,194 million yen of short-term repurchase agreements. The repurchase agreement provides for net settlement upon a termination event.
At March 31, 2020, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 42,576 million yen as collateral for 151,257 million yen of secured call money.
In addition, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with an aggregate book value of 12,445 million yen as collateral for cash settlements, variation margins of futures markets and certain other purposes.
F-
40

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2019	2020
Unsecured loans, representing obligations principally to banks:
Due 2019 to 2024, with interest rates ranging from 0.01 % to 7.89 % per annum	57,321
Due 2020 to 2029, with interest rates ranging from 0.01 % to 5.10 % per annum		17,880
Unsecured 0.05% bonds, due 2019	69,964
Unsecured 2.07% bonds, due 2019	50,000
Unsecured 0.23% bonds, due 2021	89,819	89,894
Unsecured 0.11% bonds, due 2022	10,000	10,000
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured 0.28% bonds, due 2023	15,000	15,000
Unsecured 0.13% bonds, due 2024		29,886
Unsecured 0.22% bonds, due 2025	10,000	10,000
Unsecured 0.42% bonds, due 2026	24,911	24,923
Unsecured 0.18% bonds, due 2026		10,000
Unsecured 0.30% bonds, due 2029		59,738
Unsecured zero coupon convertible bonds, due 2022:
Conversion price 5,008.0 yen per common share	119,961
Conversion price 4,996.0 yen per common share		119,531
Secured 0.00% loans, due 2020 to 2023	200,003	201,205
Finance lease liabilities and other*:
Due 2019 to 2048, with interest rates ranging from 0.36% to 9.14% per annum	72,991
Due 2020 to 2050, with interest rates ranging from 0.01% to 12.59% per annum		56,350
Guarantee deposits received	10,863	10,366

	740,833	664,773
Less — Portion due within one year	172,461	29,807

	568,372	634,966

*	Finance lease liabilities and other were represented as Capital lease obligations and other as of the fiscal year ended March 31, 2019.

At March 31, 2020, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 52,942 million yen and housing loans with a book value of 378,241 million yen as collateral for a 200,000 million yen long-term secured loan.
On July 21, 2015, Sony issued 120,000 million yen of 130% callable unsecured zero coupon convertible bonds with stock acquisition rights due 2022 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from September 1, 2015 to September 28, 2022. The initial conversion price was 5,008.0 yen per common share. In addition to the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula that is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 3,526.5 yen to 5,008.0 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. The conversion price has been adjusted to 4,982.5 yen per common share since June 10, 2020 because the payment of the total annual dividend per common share for the fiscal year ended March 31, 2020 was 45 yen, which is in excess of 25 yen. Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after July 21, 2020, if the closing sales price per share of Sony’s common stock on the Tokyo Stock Exchange is 130% or more of the conversion price of the Zero Coupon Convertible Bonds for 20 consecutive trading days. Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes. There are no significant adverse debt covenants under the Zero Coupon Convertible Bonds.
F-
41

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
In October 2019, Sony issued unsecured straight bonds in the aggregate principal amount of 100,000 million yen. Sony used all of the proceeds of the issued bonds for the repayment of debt.
There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.
Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2021	29,807
2022	159,102
2023	229,617
2024	81,041
2025	43,923
Later fiscal years	121,283

Total	664,773

At March 31, 2020, Sony had unused committed lines of credit amounting to 518,147 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2020, Sony ha
d
 commercial paper programs totaling 1,044,150 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.
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
The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses as of March 31, 2019 were 1,685,504 million yen and 829 million yen, respectively, and as of March 31, 2020 were 1,927,054 million yen and 780 million yen, respectively. During the fiscal years ended March 31, 2019 and 2020, charge-offs on housing loans in the banking business and changes in the allowance for credit losses were not significant.
The balance of housing loans placed on nonaccrual status or past due status were not significant as of March 31, 2019 and 2020.
(2)	Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2019 and 2020, the balances of time deposits issued in amounts of 10 million yen or more were 292,968 million yen and 306,449 million yen, respectively. These amounts have been classified as current liabilities mainly due to the ability of the customers to make withdrawals prior to maturity.
F-4
2

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
At March 31, 2020, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2022	39,145
2023	16,102
2024	10,513
2025	3,238
2026	2,190
Later fiscal years	12,823

Total	84,011

13.	Fair value measurements

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
F-4
3

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Future insurance policy benefits and policyholders’ account in the life insurance business
In determining the fair value of future insurance policy benefits and policyholders’ account in the life insurance business to which Sony applies the fair value option, Sony uses the present value of future expected cash flows based on mortality rates, lapse rates, discount rates, investment yield and various actuarial assumptions. These are classified within level 3 since Sony primarily uses unobservable inputs in its valuation.
In determining the fair value of liability for the minimum guarantee benefits of variable annuities, Sony uses mortality rates (0.004%~44.865%), lapse rates (1.000
%
~7.500%), and discount rates (-0.061%~1.433%) as significant unobservable inputs. The fair value of the minimum guarante
e

accumulation benefits, which is the primary minimum guarantee risk, generally declines with higher mortality rates, higher lapse rates, or higher discount rates.
The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2019 and 2020 are as follows.

	Yen in millions
	March 31, 2019
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets	Other noncurrent assets
Assets:
Debt securities
Trading securities	22,105	212,012	—	234,117	234,117	—	—	—
Available-for-sale securities
Japanese national government bonds	—	1,643,589	—	1,643,589	18,719	1,624,870	—	—
Japanese local government bonds	—	67,497	—	67,497	7,768	59,729	—	—
Japanese corporate bonds	—	219,388	—	219,388	11,472	207,916	—	—
Foreign government bonds *1	—	161,495	—	161,495	3,984	157,511	—	—
Foreign corporate bonds *2	—	338,163	22,704	360,867	90,801	270,066	—	—
Securitized products *3	—	25,029	165,083	190,112	—	190,112	—	—
Other	—	4,688	—	4,688	—	4,688	—	—
Equity securities	1,037,100	135,794	—	1,172,894	951,390	221,504	—	—
Other investments *4	5,489	1,507	6,918	13,914	—	13,914	—	—
Derivative assets *5	444	10,042	—	10,486	—	—	9,431	1,055

Total assets	1,065,138	2,819,204	194,705	4,079,047	1,318,251	2,750,310	9,431	1,055

					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Future insurance policy benefits	Policyholders’ account	Other current liabilities	Other noncurrent liabilitie s
Liabilities:
Derivative liabilities *5	136	32,686	—	32,822	—	—	19,852	12,970

Total liabilities	136	32,686	—	32,822	—	—	19,852	12,970

F-4
4

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2020
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets	Other noncurrent assets
Assets:
Debt securities
Trading securities	24,330	245,790	—	270,120	270,120	—	—	—
Available-for-sale securities
Japanese national government bonds	—	1,761,929	—	1,761,929	10,011	1,751,918	—	—
Japanese local government bonds	—	69,172	—	69,172	15,334	53,838	—	—
Japanese corporate bonds	—	220,679	30	220,709	14,774	205,935	—	—
Foreign government bonds *1	—	279,777	—	279,777	2,690	277,087	—	—
Foreign corporate bonds *2	—	343,980	15,770	359,750	94,156	265,594	—	—
Securitized products *3	—	33,383	171,840	205,223	—	205,223	—	—
Other	—	4,152	12,101	16,253	—	16,253	—	—
Equity securities	950,744	581,642	—	1,532,386	1,434,612	97,774	—	—
Other investments *4	7,162	816	9,242	17,220	—	17,220	—	—
Derivative assets *5	1,310	41,073	—	42,383	—	—	40,784	1,599

Total assets	983,546	3,582,393	208,983	4,774,922	1,841,697	2,890,842	40,784	1,599

					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Future insurance policy benefits	Policyholders’ account	Other current liabilities	Other noncurrent liabilities
Liabilities:
Future insurance policy benefits and policyholders’ account in the life insurance business *6	—	—	532,191	532,191	64,045	468,146	—	—

Derivative liabilities *5	2,077	33,789	—	35,866	—	—	16,814	19,052

Total liabilities	2,077	33,789	532,191	568,057	64,045	468,146	16,814	19,052

*1	4,910 million yen and 7,771 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 for the fiscal years ended March 31, 2019 and 2020
.
In the consolidated balance sheets, 2,386 million yen are included as marketable securities for the fiscal years ended March 31, 2020 and 4,910 million yen and 5,385 million yen are included as securities investment and other for the fiscal years ended March 31, 2019 and 2020, respectively.

*2	173,964 million yen and 188,426 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 for the fiscal years ended March 31, 2019 and 2020, respectively. In the consolidated balance sheets, 33,391 million yen and 34,502 million yen are included as marketable securities and 140,573 million yen and 153,924 million yen are included as securities investment and other for the fiscal years ended March 31, 2019 and 2020, respectively.

*3	185,195 million yen and 193,430 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 and level 3 for the fiscal years ended March 31, 2019 and 2020, respectively, and are included in the consolidated balance sheets as securities investments and other.

*4	Other investments include certain hybrid financial instruments and certain private equity investments.

F-4
5

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
*5	Derivative assets and liabilities are recognized and disclosed on a gross basis.

*6	Future insurance policy benefits and policyholders’ account in the life insurance business are those for which the fair value option has been elected.

7	Net gains of 85 million yen and net loss of 12,408 million yen arising from assets and liabilities
for which the fair value option has been elected are included in financial services revenue and financial services expense in the consolidated statements of income for the fiscal years ended March 31, 2019 and 2020, respectively.

Transfers into level 1 were 1,769 million yen and 4,395 million yen for the fiscal years ended March 31, 2019 and 2020, respectively, as quoted prices for certain trading debt securities and equity securities became available in an active market. Transfers out of level 1 were 2,508 million yen and 3,216 million yen for the fiscal years ended March 31, 2019 and 2020, respectively, as quoted prices for certain trading debt securities were not available in an active market.
The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2019 and 2020 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2019
	Assets					Liabilities
	Debt securities					Future insurance policy benefits and Policyholders’ account
	Available-for-sale securities
	Japanese corporate bonds	Foreign corporate bonds	Securitized products	Other	Other investments
Beginning balance	—	27,878	83,614	—	9,104	—
Total realized and unrealized gains (losses):
Included in earnings *1	—	465	562	—	276	—
Included in other comprehensive income (loss) *2	—	131	1	—	—	—
Purchases and Issuances	—	5,787	94,696	—	4	—
Sales	—	—	—	—	(6)	—
Settlements	—	(10,435)	(13,601)	—	(2,460)	—
Transfers into level 3 *3	—	20,863	5,284	—	—	—
Transfers out of level 3 *4	—	(21,985)	(5,473)	—	—	—

Ending balance	—	22,704	165,083	—	6,918	—
Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings *1	—	219	510	—	441	—

F-
46

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2020
	Assets					Liabilities
	Debt securities					Future insurance policy benefits and Policyholder s ’ account
	Available-for-sale securities
	Japanese corporate bonds	Foreign corporate bonds	Securitized products	Other	Other investments
Beginning balance	—	22,704	165,083	—	6,918	—
Acquisition of AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. *5	—	—	—	—	—	547,190
Total realized and unrealized gains (losses):
Included in earnings *1	—	311	(18,151)	—	(500)	12,500
Included in other comprehensive income (loss) *2	—	(73)	1	—	—	3,032
Purchases and Issuances	30	13,597	40,175	12,101	4,711	5,295
Sales	—	—	—	—	(9)	—
Settlements	—	(20,867)	(12,967)	—	(1,878)	(4,762)
Transfers into level 3 *3	—	3,374	—	—	—	—
Transfers out of level 3 *4	—	(3,276)	(2,301)	—	—	—
Ending balance	30	15,770	171,840	12,101	9,242	532,191
Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings *1	—	(94)	(16,507)	—	(376)	10,273

*1	Earning effects are included in financi a l services revenue and financial services expense in the consolidated statements of income.

*2
Unrealized gains (losses) are included in unrealized gains (losses) on securities, net for available-for-sale securities and included in debt valuation adjustments for future insurance policy benefits and policyholders’ account in the consolidated statements of comprehensive income.

*3	Certain corporate bonds and certain securitized products were transferred into level 3 because differences between the fair value determined by indicative quotes from dealers and the fair value determined by internally developed prices became significant and the observability of the inputs used decreased.

*4	Certain corporate bonds and certain securitized products were transferred out of level 3 because observable market data became available.

*5	Refer to Note 25

Level 3
assets include certain securitized products, certain private equity investments, and certain domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. In determining the fair value of such assets, Sony uses third-party information such as indicative quotes from dealers without adjustment. Level 3 liabilities include future insurance policy benefits and policyholders’ account in the life insurance business whose underlying figures are unobservable, and whose fair value is calculated in-house. For validating the fair values, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.
F-4
7

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis

Sony also has assets and liabilities that are required to be remeasured to fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2019 and 2020, such remeasurements to fair value related primarily to the following:

	During the fiscal year ended March 31, 2019
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	4,389	(44,135)
Goodwill impairment	—	—	0	(5,107)

				(49,242)

	During the fiscal year ended March 31, 2020
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Remeasurement of retained investment in SRE	15,911	—	—	13,347
Long-lived assets impairments	—	—	8,155	(36,003)

				(22,656)

Long-lived assets impairments
Sony recorded an impairment loss of 31,341 million yen, 19,172 million yen and 12,714 million yen for the fiscal years ended March 31, 2018, 2019 and 2020, respectively, included within the EP&S segment, related to long-lived assets in the smartphone business asset group. For the smartphone business asset group, the corresponding estimated future cash flows leading to the impairment charge reflected smartphone sales results and expectation of continued difficulty in the business environment.
Sony recorded an impairment loss of 12,858 million yen for the fiscal year ended March 31, 2019, included within All Other, related to long-lived assets and goodwill in the storage media business asset group. As a result of conducting a strategic review of the business and evolving market trends, Sony reduced the corresponding estimated future cash flows of this business and the estimated ability to recover the entire carrying amount of the long-lived assets and goodwill within the period applicable to the impairment determination, resulting in an impairment charge for the fiscal year ended March 31, 2019.
These measurements are classified as level 3 because significant unobservable inputs, such as the condition of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. For the fiscal year ended March 31, 2018, a discount rate of 8.5% and projected revenue growth rates ranging from (8)% to 6% were used in the fair value measurements related to the long-lived assets for the smartphone business. For the fiscal year ended March 31, 2019, a discount rate of 8.5% and projected revenue growth rates ranging from (26)% to 24% were used in the fair value measurements related to the long-lived assets for the smartphone business. For the fiscal year ended March 31, 2020, a discount rate of 10.6% and projected revenue growth rates ranging from (10)% to 70% were used in the fair value measurements related to the long-lived assets for the smartphone business. For the fiscal year ended March 31, 2019, a discount rate of 8.9% and projected revenue growth rates ranging from (34)% to 21% were used in the fair value measurements related to the long-lived assets and goodwill for the storage media business.
Except as described above, no other impairment losses were individually material for the fiscal year ended March 31, 2020. The other impairment losses were primarily related to the impairment losses in asset groups within Media Networks in the Pictures segment related to a review of the channel portfolio.
Remeasurement of previously owned equity interest in EMI
During the fiscal year ended March 31, 2019, Sony remeasured to fair value the previously owned equity interests in EMI in connection with EMI Music Publishing acquisition. The measurement is classified as level 3 because significant unobservable inputs, such as projections of future cash flows and market comparables of similar transactions and companies were considered in the fair value measurements. Refer to Note 25.
F-4
8

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Remeasurement of retained investment in SRE
During the fiscal year ended March 31, 2020, Sony sold part of its shares in SRE and remeasured the remaining shares to fair value. This measurement is classified as level 1 because a quoted price for the shares of SRE is available on the Tokyo Stock Exchange. Refer to Note 5.
Remeasurement of previously owned equity interest in AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd.
During the fiscal year ended March 31, 2020, Sony remeasured to fair value the previously owned equity interests in AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. (collectively, the “JVs”) in connection with acquisition of the JVs. The measurement is classified as level 3 because significant unobservable inputs, such as projections of future cash flows and market comparables of similar transactions and companies, were considered in the fair value measurements. AEGON Sony Life Insurance Co., Ltd. changed its name to “Sony Life With Insurance Co., Ltd.,” as of April 1, 2020. Refer to Note 25.
(3)	Financial instruments
The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2019
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,861,384	—	1,861,384	1,685,504

Total assets	—	1,861,384	—	1,861,384	1,685,504

Liabilities:
Long-term debt including the current portion	—	737,529	—	737,529	740,833
Investment contracts included in policyholders’ account in the life insurance business	—	877,157	—	877,157	816,903

Total liabilities	—	1,614,686	—	1,614,686	1,557,736

	Yen in millions
	March 31, 2020
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	2,161,432	—	2,161,432	1,927,054

Total assets	—	2,161,432	—	2,161,432	1,927,054

Liabilities:
Long-term debt including the current portion	—	699,358	—	699,358	664,773
Investment contracts included in policyholders’ account in the life insurance business	—	969,464	—	969,464	885,690

Total liabilities	—	1,668,822	—	1,668,822	1,550,463

9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
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
Fair value hedges
Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges, as well as offsetting changes in the carrying value of the underlying hedged items, are recognized in income. For the fiscal years ended March 31, 2018
,
2
019
and
20
20
, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.
Cash flow hedges
Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. The time value component of the fair value of option contracts is excluded from the assessment of hedge effectiveness and recognized in earnings on a straight-line basis over the life of the hedging instruments. Any difference between the change in fair value of the excluded component and the
accumulated amount recognized in earnings on a straight-line basis is recognized in OCI.
Derivatives not designated as hedges
Changes in the fair value of derivatives not designated as hedges are recognized in income.
F-
50

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
Sony also entered into foreign exchange forward contracts and foreign exchange range forward contracts which effectively fixed the cash flows from certain forecasted purchase and sale transactions denominated in foreign currencies for the fiscal years ended March 31,

2018
, 2019
and 20
20
. Accordingly, these derivatives have been designated as cash flow hedges.
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
Interest rate swap agreements (including interest rate and currency swap agreements)
Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying borrowings and available-for-sale
debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values.
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
Other agreements
Certain subsidiaries in the Financial Services segment have equity future contracts, equity swap agreements, bond future contracts, commodity future contracts, interest rate swaption agreements, other currency contracts and hybrid financial instruments as part of their ALM, which are marked-to-market
with changes in value recognized in financial services revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contained embedded derivatives that are not required to be bifurcated because the entire instruments are carried at fair value.
F-
51

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2019	2020	Liability derivatives	2019	2020
Interest rate contracts	Prepaid expenses and other current assets	10	9	Current liabilities: Other	141	183
Interest rate contracts	Other assets: Other	101	27	Liabilities: Other	8,274	8,177
Foreign exchange contracts	Prepaid expenses and other current assets	131	1,799	Current liabilities: Other	42	—

		242	1,835		8,457	8,360

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2019	2020	Liability derivatives	2019	2020
Interest rate contracts	Prepaid expenses and other current assets	39	44	Current liabilities: Other	344	200
Interest rate contracts	Other assets: Other	882	1,523	Liabilities: Other	3,637	9,120
Foreign exchange contracts	Prepaid expenses and other current assets	8,807	19,655	Current liabilities: Other	11,549	14,580
Foreign exchange contracts	Other assets: Other	72	49	Liabilities: Other	1,059	1,755
Equity contracts	Prepaid expenses and other current assets	444	18,886	Current liabilities: Other	7,776	1,476
Bond contracts	Prepaid expenses and other current assets	—	306	Current liabilities: Other	—	290
Commodity contracts	Prepaid expenses and other current assets	—	85	Current liabilities: Other	—	85

		10,244	40,548		24,365	27,506

Total derivatives		10,486	42,383		32,822	35,866

Presented below are the effects of derivative instruments on the consolidated statements of income and the consolidated statements of comprehensive income for the fiscal years ended March 31, 2018, 2019 and 2020.

Derivatives under fair value hedging relationships	Yen in millions
	Location of gains or (losses) recognized in income on derivative instruments	Amounts of gains or (losses) recognized in income on derivative instruments
		Fiscal year ended March 31
		2018	2019	2020
Interest rate contracts	Financial services revenue	(52)	(1,835)	(3,925)

Total		(52)	(1,835)	(3,925)

F-5
2

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
Derivatives under cash flow hedging relationships	Fiscal year ended March 31
	2018	2019	2020
	Amounts recognized in unrealized gains (losses) on derivative instruments in OCI (before tax)
Foreign exchange contracts :
Components included in the assessment of hedge effectiveness	(2,295)	2,315	1,712
Components excluded from the assessment of hedge effectiveness that were recognized based on amortization approach	—	—	1,087

Total	(2,295)	2,315	2,799

Derivatives under cash flow hedging relationships	Yen in millions
	Affected line item in consolidated statements of income	Fiscal year ended March 31
		2018	2019	2020
		Amounts reclassified from unrealized gains (losses) on derivative instruments in accumulated OCI (before tax)
Foreign exchange contracts :
Components included in the assessment of hedge effectiveness	Cost of sales	1,111	(1,093)	—
	Net sales	—	—	106
Components excluded from the assessment of hedge effectiveness that were recognized based on amortization approach	Net sales	—	—	(1,087)

Total		1,111	(1,093)	(981)

Derivatives not designated as hedging instruments	Yen in millions
	Location of gains or (losses) recognized in income on derivative instruments	Amounts of gains or (losses) recognized in income on derivative instruments
		Fiscal year ended March 31
		2018	2019	2020
Interest rate contracts	Financial services revenue	(1,544)	(3,192)	1,190
Foreign exchange contracts	Financial services revenue	2,013	(8,198)	2,473
Foreign exchange contracts	Foreign exchange loss, net	21,370	(7,437)	10,184
Equity contracts	Financial services revenue	(11,665)	(7,649)	15,438
Bond contracts	Financial services revenue	—	—	(2,954)
Commodity contracts	Financial services revenue	—	—	110

Total		10,174	(26,476)	26,441

Presented below are the amortized cost of hedged items, which are available-for-sale debt securities, and cumulative amount of fair value hedging adjustments to hedged items under fair value hedging relationships as of March 31, 2020.

Derivatives under fair value hedging relationships	Yen in millions
	Balance sheet location of hedged items	March 31, 2020
		Amortized cost	Cumulative effect to carrying amount of hedged items by fair value hedges
Interest rate contracts	Marketable securities	15,255	—
Interest rate contracts	Securities investments and other	91,080	—

Total		106,335	—

F-5
3

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2019		March 31, 2020
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	701,880	(304)	740,464	4,361
Currency option contracts purchased	53,846	179	473	7
Currency option contracts written	58,825	(35)	460	(5)
Currency swap agreements	959,777	(5,564)	893,874	(1,006)
Other currency contracts	68,513	2,084	62,080	1,811
Interest rate contracts:
Interest rate swap agreements	339,934	(11,346)	994,133	(16,019)
Interest rate swaption agreements	5,300	(18)	18,700	(58)
Equity contracts:
Equity future contracts	58,725	308	63,354	(871)
Equity swap agreements	63,107	(7,640)	103,409	18,281
Bond contracts:
Bond future contracts	—	—	56,546	16
Commodity contracts:
Commodity future contracts	—	—	1,465	0

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets on a gross basis, but certain subsidiaries have entered into master netting agreements or other similar agreements, which are mainly International Swaps and Derivatives Association (ISDA) Master Agreements. An ISDA Master Agreement is an agreement between two counterparties that may have multiple derivative contracts with each other, and such ISDA Master Agreement may provide for the net settlement of all or a specified group of these derivative contracts, through a single payment, in a single currency, in the event of a default on or affecting any one derivative contract, or a termination event affecting all or a specified group of derivative contracts. Presented below are the effects of offsetting derivative assets, derivative liabilities, financial assets and financial liabilities as of March 31, 2019 and 2020.

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

F-5
4

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	As of March 31, 2020
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	38,281	12,614	20,545	5,122
Derivative assets not subject to master netting agreements	4,102			4,102

Total assets	42,383	12,614	20,545	9,224

Derivative liabilities subject to master netting agreements	31,896	7,086	23,873	937
Derivative liabilities not subject to master netting agreements	3,970			3,970
Repurchase, securities lending and similar arrangements	567,194	564,874	—	2,320

Total liabilities	603,060	571,960	23,873	7,227

15.	Pension and severance plans

(1)	Defined benefit and severance plans

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
From October 1, 2019, Sony Corporation and substantially all of its subsidiaries in Japan have amended their defined benefit pension plans and have implemented defined contribution plans for all employees other than those employees that had retired before the amendments. As a result, accrued pension and severance costs decreased 74,872 million yen and accumulated other comprehensive income increased 81,230 million yen in the consolidated balance sheets as of the fiscal year ended March 31, 2020. In addition, a loss on the pension plan amendment of 6,358 million yen was recorded in other expenses in the consolidated statements of income for the fiscal year ended March 31, 2020.
In addition, several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which cover substantially all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.
F-5
5

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The components of net periodic benefit costs for the fiscal years ended March 31, 2018, 2019 and 2020 were as follows:
Japanese plans
:

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Service cost	25,185	23,128	17,948
Interest cost	8,024	7,020	4,162
Expected return on plan assets	(16,440)	(16,695)	(17,040)
Recognized actuarial loss	16,099	15,365	12,969
Amortization of prior service costs	(8,693)	(7,864)	(4,294)
Losses on curtailments and settlements	—	—	6,358

Net periodic benefit costs	24,175	20,954	20,103

Foreign plans
:

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Service cost	3,181	2,780	3,616
Interest cost	10,393	10,083	9,212
Expected return on plan assets	(11,687)	(11,797)	(10,916)
Amortization of net transition asset	5	—	—
Recognized actuarial loss	3,014	2,656	2,606
Amortization of prior service costs	(574)	(269)	2
Losses on curtailments and settlements	1,058	1,804	68

Net periodic benefit costs	5,390	5,257	4,588

The components of net periodic benefit costs other than service cost for the fiscal year
s
ended March 31, 2019 and 2020 are included within other expenses (income) in the consolidated statements of income.
The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 12,185 million yen and 1,412 million yen, respectively.
F-5
6

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2019	2020	2019	2020
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	1,010,574	1,034,954	356,397	351,918
Service cost	23,128	17,948	2,780	3,616
Interest cost	7,020	4,162	10,083	9,212
Plan participants’ contributions	—	—	462	487
Plan amendments	—	—	—	10,210
Actuarial (gain) loss	29,295	(3,330)	1,700	19,776
Foreign currency exchange rate changes	—	—	(1,554)	(16,919)
Curtailments and settlements	—	(359,205)	(6,120)	(4,434)
Effect of changes in consolidated subsidiaries	—	—	1,947	—
Other	6	2	—	—
Benefits paid	(35,069)	(35,668)	(13,777)	(14,055)

Benefit obligation at end of the fiscal year	1,034,954	658,863	351,918	359,811

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	711,077	742,204	269,745	274,749
Actual return on plan assets	18,701	2,942	15,243	26,738
Foreign currency exchange rate changes	—	—	(838)	(14,904)
Employer contribution	36,875	7,453	8,542	9,916
Plan participants’ contributions	—	—	462	487
Curtailments and settlements	—	(284,333)	(5,960)	(3,146)
Benefits paid	(24,449)	(31,060)	(12,445)	(12,730)

Fair value of plan assets at end of the fiscal year	742,204	437,206	274,749	281,110

Funded status at end of the fiscal year	(292,750)	(221,657)	(77,169)	(78,701)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2019	2020	2019	2020
Noncurrent assets	3,476	3,391	14,745	24,777
Current liabilities	—	—	(4,412)	(4,355)
Noncurrent liabilities	(296,226)	(225,048)	(87,502)	(99,123)

Ending balance	(292,750)	(221,657)	(77,169)	(78,701)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2019	2020	2019	2020
Prior service cost (credit)	(8,859)	(369)	(45)	10,058
Net actuarial loss	311,128	223,354	71,906	66,326

Ending balance	302,269	222,985	71,861	76,384

F-5
7

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2019	2020	2019	2020
Accumulated benefit obligations	1,029,910	654,209	336,185	354,100

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2019	2020	2019	2020
Projected benefit obligations	1,022,235	645,544	200,596	230,058
Accumulated benefit obligations	1,017,191	640,890	196,928	226,080
Fair value of plan assets	726,009	420,497	123,937	130,955

Weighted-average assumptions used to determine benefit obligations as of March 31, 2019 and 2020 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2019	2020	2019	2020
Discount rate	0.6%	0.6%	2.8%	2.0%
Rate of compensation increase	*	*	2.3	2.2

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2018, 2019 and 2020 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2018	2019	2020	2018	2019	2020
Discount rate	0.9%	0.8%	0.6%	3.1%	2.9%	2.8%
Expected return on plan assets	2.4	2.6	2.6	4.6	4.4	4.2
Rate of compensation increase	*	*	*	2.4	2.6	2.3

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
F-5
8

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
The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2020, are, as a result of Sony’s asset liability management, 17% of equity securities, 54% of fixed income securities and 29% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 14% of equity securities, 63% of fixed income securities and 23% of other investments for the pension plans of foreign subsidiaries.
The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31, 2019	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	10,689	10,689	—	—
Equity:
Equity securities *1	140,559	135,713	4,846	—
Fixed income:
Government bonds *2	210,817	—	210,817	—
Corporate bonds *3	97,519	—	97,519	—
Asset-backed securities *4	1,537	—	1,537	—
Commingled funds *5	138,455	—	138,455	—
Commodity funds *6	21,674	—	21,674	—
Private equity *7	27,956	—	—	27,956
Hedge funds *8	71,606	—	—	71,606
Real estate and other *9	21,392	—	—	21,392

Total	742,204	146,402	474,848	120,954

9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Japanese plans
	Yen in millions
	Fair value at March 31, 2020	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	24,851	24,851	—	—
Equity:
Equity securities *1	50,646	47,308	3,338	—
Fixed income:
Government bonds *2	107,478	1,087	106,391	—
Corporate bonds *3	71,192	20	71,172	—
Asset-backed securities *4	1,090	—	1,090	—
Commingled funds *5	58,740	—	58,740	—
Commodity funds *6	21,823	—	21,823	—
Private equity *7	30,191	—	—	30,191
Hedge funds *8	48,410	—	—	48,410
Real estate and other *9	22,785	—	(2,586)	25,371

Total	437,206	73,266	259,968	103,972

*1	Includes approximately 51 percent and 37 percent of Japanese equity securities, and 49 percent and 63 percent of foreign equity securities for the fiscal years ended March 31, 2019 and 2020, respectively.

*2	Includes approximately 48 percent and 36 percent of debt securities issued by Japanese national and local governments, and 52 percent and 64 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2019 and 2020, respectively.

*3	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

*4	Includes primarily mortgage-backed securities.

*5	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 50 percent and 50 percent of investments in equity, 49 percent and 45 percent of investments in fixed income, and 1 percent and 5 percent of investments in other for the fiscal years ended March 31, 2019 and 2020, respectively.

*6	Represents commodity futures funds.

*7	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the United States and Europe.

*8	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

*9	Includes primarily private real estate investment trusts.

F-
60

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Foreign plans
	Yen in millions
	Fair value at March 31, 2019	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	4,340	4,340	—	—
Equity:
Equity securities *1	23,766	23,113	653	—
Fixed income:
Government bonds *2	84,761	—	84,761	—
Corporate bonds *3	32,749	—	32,749	—
Asset-backed securities	1,115	—	1,115	—
Insurance contracts *4	18,308	—	5,814	12,494
Commingled funds *5	76,503	—	76,503	—
Real estate and other *6	33,207	—	11,118	22,089

Total	274,749	27,453	212,713	34,583

	Foreign plans
	Yen in millions
	Fair value at March 31, 2020	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	4,632	4,632	—	—
Equity:
Equity securities *1	18,380	17,762	618	—
Fixed income:
Government bonds *2	93,826	—	93,826	—
Corporate bonds *3	31,769	—	31,769	—
Asset-backed securities	1,320	—	1,320	—
Insurance contracts *4	19,334	—	7,156	12,178
Commingled funds *5	78,280	—	78,280	—
Real estate and other *6	33,569	—	11,272	22,297

Total	281,110	22,394	224,241	34,475

*1	Includes primarily foreign equity securities.

*2	Includes primarily foreign government debt securities.

*3	Includes primarily foreign corporate debt securities.

*4	Represents annuity contracts with or without profit sharing.

*5	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

*6	Includes primarily private real estate investment trusts.

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
F-
61

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Commingled funds are typically measured using the valuation provided by the administrator of the fund and reviewed by Sony. The valuation is based on Sony’s interest in the value of the underlying assets owned by the fund minus liabilities. These assets are classified as level 1, level 2 or level 3 depending on availability of quoted market prices.
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
Hedge funds are measured using the valuation provided by the administrator or custodian of the fund and reviewed by Sony. The valuation is based on Sony’s interest in the value of the underlying assets owned by the fund minus liabilities. These investments are classified as level 3.
The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2019 and 2020:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate and other	Total
Beginning balance at April 1, 2018	24,144	70,204	19,431	113,779
Return on assets held at end of year	4,428	659	1,622	6,709
Purchases, sales, and settlements, net	(616)	743	339	466

Ending balance at March 31, 2019	27,956	71,606	21,392	120,954

Return on assets held at end of year	2,649	(648)	418	2,419
Purchases, sales, and settlements, net	(414)	(22,548)	3,561	(19,401)

Ending balance at March 31, 2020	30,191	48,410	25,371	103,972

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Insurance contracts	Corporate bonds	Real estate and other	Total
Beginning balance at April 1, 2018	12,729	5,303	25,976	44,008
Return on assets held at end of year	736	—	559	1,295
Purchases, sales, and settlements, net	(389)	—	(3,809)	(4,198)
Transfers, net	—	(5,540)	123	(5,417)
Other *	(582)	237	(760)	(1,105)

Ending balance at March 31, 2019	12,494	—	22,089	34,583

Return on assets held at end of year	559	—	132	691
Purchases, sales, and settlements, net	(373)	—	755	382
Transfers, net	—	—	—	—
Other *	(502)	—	(679)	(1,181)

Ending balance at March 31, 2020	12,178	—	22,297	34,475

*	Primarily consists of translation adjustments.

F-6
2

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 2 billion yen to the Japanese plans and approximately 8 billion yen to the foreign plans during the fiscal year ending March 31, 2021.
The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2021	37,384	20,825
2022	36,228	104,988
2023	36,985	12,089
2024	38,271	12,269
2025	37,216	13,074
2026 — 2030	185,218	112,218

(2)	Defined contribution plans
Total defined contribution expenses for the fiscal years ended March 31, 2018, 2019 and 2020 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Japanese plans	3,237	3,353	6,925
Foreign plans	11,379	11,602	10,313

16.	Stockholders’ equity

(1)	Common stock
Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2018, 2019 and 2020 have resulted from the following:

Number of shares
Balance at March 31, 2017	1,263,763,660
Issuance of new shares	218,000
Exercise of stock acquisition rights	2,565,700
Conversion of convertible bonds	4,789

Balance at March 31, 2018	1,266,552,149
Issuance of new shares	149,900
Exercise of stock acquisition rights	4,525,300
Conversion of convertible bonds	2,992

Balance at March 31, 2019	1,271,230,341

Issuance of new shares	184,900
Exercise of stock acquisition rights	2,294,900
Conversion of convertible bonds	86,040
Cancellation of treasury stock	(12,737,400)

Balance at March 31, 2020	1,261,058,781

At March 31, 2020, 36,802,040 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.
F-6
3

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (
Kaishaho
) and related regulations (collectively the “Companies Act”) by crediting approximately one-half
of the conversion proceeds to the common stock account and the remainder to the additional paid-in
capital account.
Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act.
Sony Corporation’s
Board of Directors resolved and authorized the repurchase of shares of its own common stock pursuant to the Companies Act at the meeting of the Board of Directors held on February 8, 2019. During the year ended March 31, 2019, Sony
Corporation

repurchased
19,309,100 shares of its common stock for an amount of 100,000 million yen under the above resolution.
Sony Corporation’s
 Board of Directors resolved and authorized the repurchase of shares of its own common stock pursuant to the Companies Act at the meeting of the Board of Directors held on May 16, 2019. During the year ended March 31, 2020, Sony
Corporation

repurchased 33,059,200 shares of its common stock for an amount of 199,999 million yen under the above resolution.
Based on the resolution of Sony

Corporation
’s Representative Corporate Executive Officer delegated by the Board of Directors, Sony Corporation canceled 12,737,400 shares of its common stock held as treasury stock on March 26, 2020.
(2)	Retained earnings

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2020 was 683,084 million yen.
The appropriation of retained earnings for the fiscal year ended March 31, 2020, including cash dividends for the six-month period ended March 31, 2020, has been incorporated in the consolidated financial statements. This appropriation of retained earnings was approved by the written resolution of the Board of Directors of Sony Corporation as of May 13, 2020 and was then recorded in the statutory books of account, in accordance with the Companies Act.
Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 46,477 million yen and 61,226 million yen at March 31, 2019 and 2020, respectively.
(3)	Other comprehensive income
Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2018, 2019 and 2020 were as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)
Other comprehensive income before reclassifications	2,013	(2,295)	1,779	(4,480)	(2,983)
Amounts reclassified out of accumulated other comprehensive income *	(943)	1,111	10,611	(1,855)	8,924

Net other comprehensive income	1,070	(1,184)	12,390	(6,335)	5,941
Less: Other comprehensive income attributable to noncontrolling interests	1,514	—	98	2,306	3,918

Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)

F-6
4

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability Adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)
Cumulative effect of ASU2016-01	(15,526)	—	—	—	(15,526)
Other comprehensive income before reclassifications	33,124	2,316	(23,448)	10,071	22,063

Amounts reclassified out of accumulated other comprehensive income *	161	(1,093)	9,488	(1,627)	6,929
Net other comprehensive income	33,285	1,223	(13,960)	8,444	28,992

Less: Other comprehensive income attributable to noncontrolling interests	8,915	—	53	(1,578)	7,390

Balance at March 31, 2019	135,035	(19)	(310,457)	(435,229)	(610,670)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Debt valuation adjustments	Total
Balance at March 31, 2019	135,035	(19)	(310,457)	(435,229)	—	(610,670)

Other comprehensive income before reclassifications	40,334	1,193	(17,519)	(75,814)	3,032	(48,774)
Amounts reclassified out of accumulated other comprehensive income *	56	74	92,490	(74)	—	92,546

Net other comprehensive income	40,390	1,267	74,971	(75,888)	3,032	43,772
Less: Other comprehensive income attributable to noncontrolling interests	14,234	—	34	(1,245)	1,059	14,082

Balance at March 31, 2020	161,191	1,248	(235,520)	(509,872)	1,973	(580,980)

*	Foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of a complete or substantially complete liquidation or sale of certain foreign subsidiaries and affiliates.

F-6
5

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Reclassifications out of accumulated other comprehensive income for the fiscal years ended March 31, 2018, 2019 and 2020 were as follows:

	Yen in millions
Comprehensive income components	Amounts reclassified from accumulated other comprehensive income			Affected line items in consolidated statements of income
	2018	2019	2020
Unrealized gains (losses) on securities	(646)	235	82	Financial services revenue
	(561)	—	—	Gain on sale of securities investments, net

Total before tax	(1,207)	235	82
Tax expense or (benefit)	264	(74)	(26)

Net of tax	(943)	161	56

Unrealized gains (losses) on derivative instruments	1,111	(1,093)	—	Cost of sales
	—	—	106	Net sales

Total before tax	1,111	(1,093)	106
Tax expense or (benefit)	—	—	(32)

Net of tax	1,111	(1,093)	74

Pension liability adjustment	11,034	9,891	92,514	*
Tax expense or (benefit)	(423)	(403)	(24)

Net of tax	10,611	9,488	92,490

Foreign currency translation adjustments	(1,855)	(1,627)	(74)	Foreign exchange loss, net and other operating (income) expense, net
Tax expense or (benefit)	—	—	—

Net of tax	(1,855)	(1,627)	(74)

Total amounts reclassified out of accumulated other comprehensive income, net of tax	8,924	6,929	92,546

*	The amortization of pension and postretirement benefit components is included in the computation of net periodic pension cost. Refer to Note 15.

(4)	Equity transactions with noncontrolling interests
Net income attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2018, 2019 and 2020 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Net income attributable to Sony Corporation’s stockholders	490,794	916,271	582,191
Transfers (to) from the noncontrolling interests:
Increase (decrease) in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(74)	(22,775)	16,372

Change from net income attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	490,720	893,496	598,563

During the fiscal year ended March 31, 2019, Sony acquired from the Estate of Michael Jackson (the “Estate”) the 25.1% interest in Nile Acquisition LLC (“Nile”) held by the Estate. A total of 287.5 million U.S.
F-6
6

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
dollars was paid to the Estate for the acquisition. The difference between the cash consideration paid and the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in
capital of 295.9 million U.S. dollars. As a result of the acquisition, Nile became a wholly-owned subsidiary of Sony.
On November 18, 2019, Sony, through a wholly-owned subsidiary in the Pictures segment, acquired AT&T Inc.’s (“AT&T”) 42% equity interest in Game Show Network, LLC (“Game Show Network”), a U.S.-based media network subsidiary. As a result of this acquisition, Game Show Network has become a wholly-owned subsidiary of Sony. Sony paid 53,992 million yen (496 million U.S. dollars) to AT&T, including 129 million U.S. dollars of dividends Sony distributed to AT&T prior to the acquisition. The difference between the cash paid and the carrying amount of the noncontrolling interests was recognized as an increase to additional paid-in
capital.
17.	Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2018, 2019 and 2020 was 5,249 million yen, 5,499 million yen and 5,958 million yen, respectively.
Sony has a stock-based compensation incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.
The total cash received from exercises under all of the stock acquisition rights plans during the fiscal years ended March 31, 2018, 2019 and 2020 was 7,129 million yen, 12,757 million yen and 7,560 million yen, respectively. Sony issued new shares of common stock upon exercise of these rights.
The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2018, 2019 and 2020 was 2,045 yen, 1,593 yen and 1,864 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2018, 2019 and 2020 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2018		2019		2020
Weighted-average assumptions
Risk-free interest rate	1.14%		1.37%		0.70%
Expected lives	6.55	years	5.98	years	5.73	years
Expected volatility *	38.49%		32.52%		29.30%
Expected dividends	0.40%		0.35%		0.32%

*	Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2020 is as follows:

	Fiscal year ended March 31, 2020
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	12,213,900	3,665
Granted	3,279,700	6,669
Exercised	2,294,900	3,294
Forfeited or expired	322,000	5,500

Outstanding at end of the fiscal year	12,876,700	4,982	7.52	19,459

Exercisable at end of the fiscal year	6,235,700	3,581	6.43	15,552

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2018, 2019 and 2020 was 6,970 million yen, 13,325 million yen and 7,575 million yen, respectively.
F-6
7

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
As of March 31, 2020, there was 5,912
 million yen

of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 1.97 years.
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
19.	Revenue

(1)	Contract balances
Receivables from contracts with customers, contract assets and contract liabilities are comprised of the following:

	Yen in millions
	March 3 1, 2019	March 31, 2020
Receivables from contracts with customers *1	1,183,115	1,126,597
Contract assets *1	19,147	13,985
Contract liabilities *2	254,646	271,286

*1	Receivables from contracts with customers and contract assets are included in the consolidated balance sheets as “Notes and accounts receivable, trade and contract assets” and “Other”, non-current.

F-6
8

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
*2	Contract liabilities are included in the consolidated balance sheets as “Other”, both current and non-current.

Contract liabilities principally relate to customer advances received prior to performance. Revenues of 204,265 million yen were recognized during the fiscal year ended March 31, 2020, which were included in the balance of contract liabilities at
March 31
, 2019. Revenues of 61,706 million yen were recognized during the fiscal year ended March 31, 2020 from performance obligations satisfied prior to March 31, 2019.
(2)	Performance obligations

Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude certain information about the remaining performance obligations, primarily related to contracts with an expected original duration of less than one year, and sales-based or usage-based royalty revenue on licenses of intellectual property. The following table shows the summary of the transaction prices allocated to remaining performance obligations that are unsatisfied at March 31, 2020, of which more than half are expected to be recognized within one year and substantially all within three years.

Yen in millions
March 31, 2020
Pictures — Motion Pictures and Television Productions *1	569,081
Pictures — Media Networks	22,333
Music *2	44,971
Others	47,126

*1	For Motion Pictures and Television Productions in the Pictures segment, Sony has included all contracts regardless of duration.

*2	Amount included in the Music segment primarily consists of minimum royalty guarantees or fixed fees in contracts related to license revenue for ongoing access to an evolving library of content. These contracts also include the potential for sales-based or usage-based royalties to exceed the minimum guarantees, and these additional royalties are excluded from the amount above, of which substantially all are recognized as revenue within three years.

(3)	Contract costs
Contract costs are comprised as follows:

	Yen in millions
	March 31 , 2019	March 31, 2020
Incremental costs of obtaining a contract	6,581	7,464

Sony applies practical expedients to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset that otherwise would have been recognized is one year or less. The amortization of 6,420 million yen was recognized during the fiscal year ended March 31, 2020. The incremental costs of obtaining a contract are primarily recognized in the EP&S segment for the internet-related service business and amortized to expense over the contract period.
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

9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
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
The changes in the accrued restructuring charges for the fiscal years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net *	Other associated costs	Total
Balance at March 31, 2017	11,634	—	9,167	20,801
Restructuring costs	18,999	2,233	1,147	22,379
Non-cash charges	—	(2,233)	—	(2,233)
Cash payments	(9,950)	—	(6,352)	(16,302)
Adjustments	(1,197)	—	226	(971)

Balance at March 31, 2018	19,486	—	4,188	23,674
Restructuring costs	24,449	2,731	5,825	33,005
Non-cash charges	—	(2,731)	—	(2,731)
Cash payments	(19,150)	—	(2,555)	(21,705)
Adjustments	955	—	(357)	598

Balance at March 31, 2019	25,740	—	7,101	32,841
Restructuring costs	22,957	100	1,653	24,710
Non-cash charges	—	(100)	—	(100)
Cash payments	(23,385)	—	(6,703)	(30,088)
Adjustments	(674)	—	(131)	(805)

Balance at March 31, 2020	24,638	—	1,920	26,558

*	Significant asset impairments excluded from restructuring charges are described in Note 13.

Total costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2018, 2019 and 2020 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2018
	Employee termination benefits	Other associated costs *	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	—	—	—	—	—
Music	6,358	272	6,630	—	6,630
Pictures	2,922	—	2,922	—	2,922
Electronics Products & Solutions	3,384	118	3,502	0	3,502
Imaging & Sensing Solutions	28	—	28	—	28
Financial Services	—	—	—	—	—
All Other and Corporate	6,307	2,990	9,297	26	9,323

Total	18,999	3,380	22,379	26	22,405

F-
70

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2019
	Employee termination benefits	Other associated costs *	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	—	—	—	—	—
Music	2,991	201	3,192	—	3,192
Pictures	4,795	—	4,795	—	4,795
Electronics Products & Solutions	11,437	4,574	16,011	86	16,097
Imaging & Sensing Solutions	—	—	—	—	—
Financial Services	—	—	—	—	—
All Other and Corporate	5,226	3,781	9,007	—	9,007

Total	24,449	8,556	33,005	86	33,091

	Yen in millions
	Fiscal year ended March 31, 2020
	Employee termination benefits	Other associated costs *	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	—	—	—	—	—
Music	3,179	6	3,185	—	3,185
Pictures	545	—	545	—	545
Electronics Products & Solutions	14,500	227	14,727	—	14,727
Imaging & Sensing Solutions	—	—	—	—	—
Financial Services	—	—	—	—	—
All Other and Corporate	4,733	1,520	6,253	256	6,509

Total	22,957	1,753	24,710	256	24,966

*	Other associated costs includes non-cash write-downs and disposals, net

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.
Retirement programs
Sony has undergone several headcount reduction programs to further reduce operating costs primarily in an effort to improve the performance of certain segments related to the EP&S segment and reduce cost at the headquarters function. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. The employee termination benefits costs in the above table are included in selling, general and administrative in the consolidated statements of income.
Music
In an effort to optimize the organization and improve the performance of the Music segment, Sony has implemented a number of restructuring initiatives targeting operating effectiveness and cost reduction. These activities resulted in restructuring charges primarily consisting of headcount reductions totaling 6,630 million yen, 3,192 million yen and 3,185 million yen for the fiscal years ended March 31, 2018, 2019 and 2020
,
respectively.
F-
71

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Pictures
In an effort to optimize the organization and improve the performance of the Pictures segment, Sony has implemented a number of restructuring initiatives targeting operating effectiveness and cost reduction. These activities resulted in restructuring charges primarily consisting of headcount reductions totaling 4,795 million yen for the fiscal year ended March 31
,
201
9
.
There were no significant charges for the Pictures segment during the fiscal year ended March 31, 2020.
EP&S
In an effort to improve the performance of each business, mainly the smartphone business in the EP&S segment, Sony has implemented a number of restructuring initiatives targeting profitability improvement. These activities resulted in restructuring charges primarily consisting of the closure and consolidation of manufacturing sites as well as sales offices overseas totaling 16,011 million yen and 14,727 million yen for the fiscal year
s
ended March 31, 2019 and 2020
,
respectively.
21.	Supplemental consolidated statements of income information

(1)	Other operating (income) expense, net

Sony records transactions in other operating (income)
expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.
Other operating (income)
expense, net is comprised of the following:

	Yen in millions
	March 31
	2018	2019	2020
Gain on sale of Sony City Osaki *1	(4,914)	—	—
Gain on remeasurement of EMI shares *2	—	(116,939)	—
Gain on remeasurement and sale of SRE shares *3	—	—	(17,266)
Gain on remeasurement of AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. shares *4	—	—	(1,827)
(Gain) loss on purchase/sale of interests in subsidiaries and affiliates, net *5	(29,613)	(1,557)	(12,801)
(Gain) loss on sale, disposal or impairment of assets, net *6	38,599	46,928	29,778
Other	—	—	(1,495)

	4,072	(71,568)	(3,611)

*1	A portion of gain on sale and leaseback transactions is deferred and is amortized on a straight-line basis over the lease term.

*2	Refer to Notes 5 and 25.

*3	Refer to Note 5.

*4	Refer to Notes 5 and 25.

*5	Refer to Notes 25 and 26.

*6	Refer to Notes 9, 13, 20 and 26.

(2)	Research and development costs

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2018, 2019 and 2020 were 458,518 million yen, 481,202 million yen and 499,290 million yen, respectively.
(3)	Advertising costs

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2018, 2019 and 2020 were 407,106 million yen, 385,500 million yen and 359,458 million yen, respectively.
F-7
2

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
(4)	Shipping and handling costs

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2018, 2019 and 2020 were 46,252 million yen, 51,757 million yen and 46,196 million yen, respectively, which included the internal transportation costs of finished goods.
22.	Income taxes
Domestic and foreign components of income before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Income before income taxes:
Sony Corporation and all subsidiaries in Japan	436,494	310,020	466,253
Foreign subsidiaries	262,555	701,628	333,197

	699,049	1,011,648	799,450

Income taxes—Current:
Sony Corporation and all subsidiaries in Japan	69,697	82,081	105,755
Foreign subsidiaries	57,988	84,667	66,636

	127,685	166,748	172,391

Income taxes—Deferred:
Sony Corporation and all subsidiaries in Japan	29,640	17,907	9,421
Foreign subsidiaries	(5,555)	(139,557)	(4,622)

	24,085	(121,650)	4,799

Total income tax expense	151,770	45,098	177,190

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2018	2019	2020
Statutory tax rate	31.5%	31.5%	31.5%
Non-deductible expenses	0.8	0.7	0.3
Income tax credits	(0.6)	(1.6)	(1.7)
Change in statutory tax rate and law	(1.2)	(0.3)	(0.4)
Change in valuation allowances (other than the 2019 reversal of Sony Americas Holding Inc. (“SAHI”) and its U.S. consolidated tax filing group below)	(5.2)	2.3	(8.1)
The 2019 reversal of valuation allowances of SAHI and its U.S. consolidated tax filing group	—	(15.3)	—
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	(0.8)	(0.1)	0.2
Lower tax rate applied to life and non-life insurance business in Japan	(0.8)	(0.5)	(0.6)
Foreign income tax differential	(2.6)	(6.4)	(2.4)
Adjustments to tax reserves	(0.8)	(0.3)	0.9
Effect of equity in net income of affiliated companies	0.0	0.0	0.0
The remeasurement gain for the equity interest in EMI	—	(2.4)	—
Japan controlled foreign company taxation	—	0.0	5.3
Other	1.4	(3.1)	(2.8)

Effective income tax rate	21.7%	4.5%	22.2%

F-7
3

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
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
The BEAT creates a minimum tax on multinational corporations by requiring companies subject to the BEAT to pay the greater of their regular tax liability (less certain credits, including foreign tax credits) or 10% for taxable years beginning in 2019 (6.25% for the
 fiscal year ended March 31. 2019) of a modified tax base which adds back certain related party payments. The BEAT comparison to regular tax must be done each year if the taxpayer’s “base erosion” related party payments exceed 3% of total deductions on its U.S. tax return. The U
.
S
.
Treasury Department issued regulations which allow taxpayers to elect to forego deductions in order to stay below the 3% threshold. Sony initially expected to exceed the 3% threshold for the fiscal year ended March 31, 2019, but upon further detailed analysis at the time of the tax return filing, determined that it would be below the 3% threshold and therefore could use foreign tax credits to offset its regular tax liability. Sony believes it will be below the 3% threshold for the fiscal year ended March 31, 2020, and if not, would be able to avail itself of the election in the regulations that allows it to forego deductions to come under the threshold. Accordingly, Sony has provided for its taxes assuming the U
.
S
.
regular tax liability
is
offset by tax credits. Sony is required to determine if it is subject to the BEAT on an annual basis, to
account for
th
e
BEAT as a period cost and to record deferred taxes at the regular statutory rate. Accordingly, Sony has recorded its U.S. deferred tax assets and liabilities at 21%.
Sony provides a valuation allowance for its deferred tax assets, which includes net operating losses, temporary differences and tax credits, when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction. As of December 31, 2018, SAHI and its U.S. consolidated tax filing group has continued its profitable trend, primarily as a result of the G&NS segment and the Music segment. Based on an assessment of the available positive and negative evidence, in the quarter ended December 31, 2018, Sony reversed the valuation allowances established
against a significant portion of the deferred tax assets in the United States, primarily for net operating losses, temporary differences and certain tax credits, and recorded a tax benefit of 154,201 million yen.
F-7
4

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2019	2020
Deferred tax assets:
Operating loss carryforwards for tax purposes	413,494	348,714
Accrued pension and severance costs	103,652	77,559
Amortization including film costs	86,196	65,349
Lease liability	—	100,720
Warranty reserves and accrued expenses	108,515	116,234
Future insurance policy benefits	36,683	42,056
Inventory	19,716	15,512
Depreciation	34,638	39,085
Tax credit carryforwards	117,471	94,900
Loss on equity securities	—	11,815
Reserve for doubtful accounts	9,136	9,090
Impairment of investments	12,278	6,029
Deferred revenue	19,081	24,420
Other	169,897	122,591

Gross deferred tax assets	1,130,757	1,074,074
Less: Valuation allowance	(723,114)	(608,243)

Total deferred tax assets	407,643	465,831

Deferred tax liabilities:
Insurance acquisition costs	(169,244)	(170,868)
Future insurance policy benefits	(181,052)	(193,315)
Unbilled accounts receivable in the Pictures segment	(44,842)	(26,214)
Right-of-use assets	—	(96,970)
Unrealized gains on securities	(75,573)	(92,791)
Gain on equity securities	(33,082)	—
Intangible assets acquired through stock exchange offerings	(23,949)	(23,949)
Intangible assets derived from EMI Music Publishing acquisition	(93,979)	(89,909)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(15,758)	(25,359)
Investment in M3	(37,007)	(38,303)
Other	(62,092)	(47,319)

Gross deferred tax liabilities	(736,578)	(804,997)

Net deferred tax liabilities	(328,935)	(339,166)

Based on the weight of the available positive and negative evidence, for the fiscal year ended March 31, 2020, Sony continued to maintain valuation allowances against the deferred tax assets at Sony Corporation and its national tax filing group in Japan, as well as at Sony Mobile Communications in Sweden, Sony Europe B.V. in the United Kingdom, certain subsidiaries in Brazil, and certain subsidiaries in other tax jurisdictions. Valuation allowances also continue to be established on the remaining U.S. deferred tax assets, primarily foreign tax credits and certain research and development credits. Sony Corporation and its national tax filing group in Japan established
a
valuation allowance

of 274,761
million yen relating to national
 tax and 125,465 million
yen relating to local tax.
For the deferred tax assets related to national tax in Sony Corporation and its national tax filing group in Japan, the valuation allowance is still established except for the amounts expected to be offset with taxable temporary differences as of March 31, 2020.
Due to the uncertainty of the forecast of future income impacted by the spread of COVID-19 from early 2020, the valuation allowance established against the net deferred tax assets that are attributable to Sony Corporation and its national tax filing group in Japan was not reversed, even partially, in the fiscal year ended March 31, 2020 despite several years of profitability.
The net changes in the total valuation allowance were decreases of 152,129 million yen, 176,721 million yen and 114,871 million yen for the fiscal years ended March 31, 2018, 2019 and 2020, respectively.
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
F-7
5

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The decrease in the valuation allowances during the fiscal year ended March 31, 2019 was due to the reversal of the valuation allowances on significant deferred tax assets in SAHI and its U.S. consolidated tax filing group and the use of net operating loss carryforwards and other deferred tax assets in the national tax filing group in Japan and other jurisdictions.
The decrease in the valuation allowances during the fiscal year ended March 31, 2020 was due to the use of net operating loss carryforwards and other deferred tax assets in the national tax filing group in Japan and the use of foreign tax credits and certain research and development credits in the consolidated tax filing group in the United States.
At March 31, 2020, 16,312 million yen of deferred income taxes have not been provided on undistributed earnings of certain foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 1,019,525 million yen. In addition, deferred income taxes have not been provided on the gain on the book/tax basis difference in subsidiaries, including a gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991 and the remeasurement gain for the equity interest in EMI (Refer to Note 25). Sony does not anticipate any significant tax consequences on the possible future disposition of these investments based on its tax planning strategies.
At March 31, 2020, Sony had net operating loss carryforwards, the tax effect of which totaled 348,714 million yen, which may be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 96,890 million yen with no expiration period, substantially all of the total net operating loss carryforwards expire at various dates between the fiscal years ending March 31, 2021 and 2024.
Tax credit carryforwards at March 31, 2020 amounted to 94,900 million yen. With the exception of 15,059 million yen with no expiration period, substantially all of the total available tax credit carryforwards expire at various dates between the fiscal years ending March 31, 2021 and 2030.
A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2018	2019	2020
Balance at beginning of the fiscal year	119,529	95,425	50,577
Reductions for tax positions of prior years	(8,809)	(31,396)	(331)
Additions for tax positions of prior years	4,681	3,094	162
Additions based on tax positions related to the current year	5,740	2,594	8,074
Settlements	(21,893)	(4,235)	(13,240)
Lapse in statute of limitations	(3,469)	(14,824)	(1,251)
Foreign currency translation adjustments	(354)	(81)	(2,723)

Balance at end of the fiscal year	95,425	50,577	41,268

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	39,308	35,004	29,539

The major changes in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Bilateral Advance Pricing Agreements (“APAs”) and competent authority requests filed for certain subsidiaries in the G&NS, EP&S and I&SS segments and All Other, with respect to the intercompany cross-border transactions. The APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APAs are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not
outcomes of such agreements.
During the fiscal year ended March 31, 2018, Sony recorded 1,053 million yen of interest expense and 876 million yen of penalties. At March 31, 2018, Sony had recorded liabilities of 10,788 million yen and 4,637 million yen for the payments of interest and penalties, respectively.
F-7
6

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
During the fiscal year ended March 31, 2019, Sony reversed 1,479 million yen of interest expense and recorded 218 million yen of penalties. At March 31, 2019, Sony had recorded liabilities of 9,309 million yen and 4,855 million yen for the payments of interest and penalties, respectively.
During the fiscal year ended March 31, 2020, Sony re
versed
 1,276 million yen of interest expense and re
corded
 117 million yen of penalties. At March 31, 2020, Sony had recorded liabilities of 8,033 million yen and 4,971 million yen for the payments of interest and penalties, respectively.
Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 1,791 million yen within the next twelve months.
Sony remains subject to examinations by Japanese taxing authorities for tax years from 2010 through 2019, and by the U.S. tax authorities for tax years from
2016 through 2019 and other material foreign taxing authorities for tax years from 2006 through 2019.
23.	Reconciliation of the differences between basic and diluted EPS
Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2018, 2019 and 2020 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	490,794	916,271	582,191

	Thousands of shares
Weighted-average shares outstanding	1,263,895	1,266,592	1,234,408
Effect of dilutive securities:
Stock acquisition rights	4,565	4,088	3,853
Zero coupon convertible bonds	23,960	23,966	23,994

Weighted-average shares for diluted EPS computation	1,292,420	1,294,646	1,262,255

	Yen
Basic EPS	388.32	723.41	471.64

Diluted EPS	379.75	707.74	461.23

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2018, 2019 and 2020 were 2,921 thousand shares, 5,731 thousand shares and 3,212 thousand shares, respectively. Potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal years ended March 31, 2018, 2019 and 2020 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for those fiscal years. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted
method beginning upon issuance.
24.	Variable interest entities

Sony has entered into various arrangements with VIEs.
(1)	Consolidated VIEs

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint
F-7
7

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of these VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony. The assets of Sony are not available to settle the obligations of these VIEs. As of March 31, 2020, the total assets and liabilities for these VIEs, on an aggregate basis, were 46,154 million yen and 25,100 million yen, respectively.
(2)	Unconsolidated VIEs

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
In the Financial Services segment, Sony has variable interests in VIEs where Sony is not the primary beneficiary. Sony’s variable interests in such VIEs include equity securities, securitized products, foreign corporate bonds and other investments.
The following tables present the carrying value of the variable interests of unconsolidated VIEs, the presentation in the consolidated balance sheet, and the maximum exposure to loss associated with these variable interests as of March 31, 2019 and 2020. Maximum exposure to loss does not reflect Sony’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Sony enters into to reduce its exposure. The risks associated with VIEs in which Sony is involved are limited to the amount recorded in the consolidated balance sheets and the amount of commitments.

	Yen in millions
	March 31, 2019
	Presentation in the consolidated balance sheets			Maximum exposure to loss
	Marketable securities	Securities investments and other	Prepaid expenses and other current assets
Equity securities *1	135,552	8,485	—	146,031
Securitized products	—	191,049	—	195,190
Foreign corporate bonds *2	29,889	65,503	—	95,392
Other investments	—	4,688	21,000	25,688

Total	165,441	269,725	21,000	462,301

	Yen in millions
	March 31, 2020
	Presentation in the consolidated balance sheets			Maximum exposure to loss
	Marketable securities	Securities investments and other	Prepaid expenses and other current assets
Equity securities *1	579,773	6,229	—	587,602
Securitized products	—	210,641	—	210,641
Foreign corporate bonds *2	41,452	41,036	—	82,488
Other investments	—	16,253	21,000	43,719

Total	621,225	274,159	21,000	924,450

*1	Equity securities include Investment funds.

*2	Foreign corporate bonds include repackaged bonds.

F-7
8

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
25.	Acquisitions

(1)	EMI Music Publishing acquisition

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

9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The following table summarizes the preliminary and final fair values assigned to the assets and liabilities of EMI that were recorded in the Music segment. Certain areas of the purchase price allocation were not yet finalized as of the fiscal year ended March 31, 2019, including the valuation of income taxes and residual goodwill.

	Yen in millions
	Acquired assets and liabilities recorded at fair value as of acquisition date (Preliminary)	Measurement period adjustments	Acquired assets and liabilities recorded at fair value as of acquisition date (Final)
Cash and cash equivalents	12,971		12,971
Notes and accounts receivable, trade and contract assets	32,287		32,287
Prepaid expenses and other current assets	10,220	(98)	10,122
Securities investments and other	1,476		1,476
Intangibles, net	420,534		420,534
Goodwill	237,271	(1,206)	236,065
Other	10,023		10,023

Total assets	724,782	(1,304)	723,478

Notes and accounts payable, trade	1,731		1,731
Accounts payable, other and accrued expenses	70,675		70,675
Accrued income and other taxes	3,082	(69)	3,013
Long-term debt	148,621		148,621
Accrued pension and severance costs	1,947		1,947
Deferred income taxes	94,849	(1,235)	93,614
Other	5,564		5,564

Total liabilities	326,469	(1,304)	325,165

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
F-
80

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
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
(2)	Insomniac Games, Inc. acquisition

On November 15, 2019, Sony Interactive Entertainment LLC, a wholly-owned subsidiary in the G&NS segment of Sony, completed the acquisition of Insomniac Games, Inc. (“Insomniac Games”), a game developer. The consideration for this acquisition of 24,895 million yen (229 million U.S. dollars) was mainly paid in cash. As a result of this acquisition, Insomniac Games has become a wholly-owned subsidiary of Sony.
As a result of this acquisition, Sony recorded 17,945 million yen (164 million U.S. dollars) of goodwill and 6,794 million yen (62 million U.S. dollars) of intangible assets. The cash consideration paid in this transaction, net of cash received, is included within Other in the investing activities section of the consolidated statements of cash flows. Pro forma results of operations have not been presented because the effect of the acquisition was not material.
(3)	Silvergate Media acquisition

On December 9, 2019, Sony, through a wholly-owned subsidiary in the Pictures segment, acquired Silvergate Media Group (“Silvergate”), a company focused on developing, producing and licensing children’s animation. The consideration for this acquisition of 21,017 million yen (192 million U.S. dollars) was paid in cash. As a result of this acquisition, Sony owns (1) 100% of Silvergate Topco Limited, which holds all assets of Silvergate other than certain rights held by Silvergate BP Bidco Limited, and (2) 31% of Silvergate BP Bidco Limited, the entity through which Silvergate produces its Peter Rabbit television series, and Sony recorded 11,431 million yen (106 million U.S. dollars) of goodwill and 3,387 million yen (32 million U.S. dollars) of intangible assets. The cash consideration paid in this transaction, net of cash received, is included within Other in the investing activities section of the consolidated statements of cash flows. Pro forma results of operations have not been presented because the effect of the acquisition was not material.
(4)	Acquisition of equity interests in joint ventures in the life insurance business

On January 29, 2020, Sony Life, Sony’s consolidated subsidiary, acquired 50% of the shares of AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. (collectively, the “JVs”) from AEGON International B.V. The purchase price for the acquisition was 18,750 million yen and Sony Life paid all the consideration in cash upon the acquisition. As a result of this acquisition, Sony Life owns 100% of the shares of the JVs and the JVs have become consolidated subsidiaries of Sony. Sony Life will endeavor to make use of the strength and know-how
of the variable annuity business accumulated by AEGON Sony Life Insurance Co., Ltd, strengthen the initiatives for the senior market, and improve earnings in an early stage by enhancing efficiency through integrated operation and organizational management. AEGON Sony Life Insurance Co., Ltd. has changed its name to “Sony Life With Insurance Co., Ltd.,”
as of
April 1, 2020.
Prior to the acquisition, Sony’s interest in the JVs was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in the JVs, Sony consolidated the JVs using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed and residual goodwill of the JVs. Sony remeasured the 50%
equity interest in the JVs that Sony already owned prior to the acquisition at a fair value of 13,932
million yen which resulted in the recognition of a
non-cash
gain
of 1,827
million yen recorded in other operating income, net. Sony did not record any tax expense or deferred tax liability corresponding to this gain.
F-
81

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The following table summarizes the fair values assigned to the assets and liabilities of the JVs that were recorded in the Financial Services segment.

Yen in millions
Cash and cash equivalents	27,380
Marketable securities	530,851
Prepaid expenses and other current assets	21,933
Securities investments and other	15,329
Goodwill	3,609
Other	406

Total assets	599,508

Future insurance policy benefits and other	66,599
Policyholders’ account in the life insurance business	495,248
Other	4,979

Total liabilities	566,826

Goodwill represents the expected improvement of profitability due to business integration with Sony Life and operational efficiency, and is calculated as the excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the Financial Services segment.
Pro forma results of operations have not been presented because the effect of the acquisition was not material.
(5)	Other acquisitions

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
During the fiscal year ended March 31, 2020, Sony completed other acquisitions for total consideration of 6,853 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 6,778 million yen of goodwill and 2,301 million yen of intangible assets.
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

Sale of equity interest in Sony Electronics Huanan Co., Ltd.
On April 1, 2017, Sony transferred all of the equity interest in Sony Electronics Huanan Co., Ltd. (“SEH”), a wholly-owned subsidiary in the I&SS segment that manufactures camera modules, to Shen Zhen
O-Film
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
F-8
2

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
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
For the fiscal years ended March 31, 2018, 2019 and 2020, 49,547 million yen, 42,343 million yen and 33,921 million yen, respectively, were recorded as net sales for amounts due from the other participants and 24,280 million yen, 22,702 million yen and 21,052 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants in these collaborative arrangements.
28.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2020, the total unused portion of the lines of credit extended under these contracts was 34,306 million yen. Based upon the information currently available, it is not possible to estimate the aggregate amounts of future year-by-year
payments for these loan commitments.
(2)	Purchase commitments and other

Purchase commitments and other outstanding as of March 31, 2020 amounted to 684,911 million yen. The major components of these commitments are as follows:
Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of March 31, 2020, these subsidiaries were committed to make payments under such contracts of 126,917 million yen.
Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of March 31, 2020, these subsidiaries were committed to make payments of 128,678 million yen under such contracts.
Certain subsidiaries in the G&NS segment have entered into long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within eight years. As of March 31, 2020, these subsidiaries were committed to make payments of 29,243 million yen under such contracts.
Sony has entered into purchase contracts for fixed assets. As of March 31, 2020, Sony has committed to make payments of 199,145 million yen under such contracts.
Sony has entered into purchase contracts for materials. As of March 31, 2020, Sony has committed to make payments of 115,670 million yen under such contracts.
F-8
3

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within one year. As of March 31, 2020, Sony has committed to make payments of 5,162 million yen under such contracts.
The schedule of the aggregate amounts of
year-by-year
payment of purchase commitments during the next five fiscal years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2021	378,319
2022	103,033
2023	76,541
2024	49,549
2025	36,936
Later fiscal years	40,533

Total	684,911

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony
Corporation
understands that these investigations have ended. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony
Corporation
filed an appeal against the decision with the European Union’s General Court. In July 2019, the General Court upheld the European Commission’s decision. Sony
 Corporation
reviewed the judgment carefully and filed an appeal with the Court of Justice of the European Union in September 2019. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. All of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States, except one lawsuit which is still pending. Sony believes that final resolution of the pending proceedings will not have a material impact on Sony’s results of operations and financial position.
Since 2011, in relation to the secondary batteries business that was operated by Sony
Corporation
and certain of its subsidiaries, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. All of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States, except one lawsuit which is still pending. Sony believes that final resolution of the pending proceeding will not have a material impact on Sony’s results of operations and financial position.
In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.
(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2020 amounted to 2,214 million yen.
F-8
4

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
In addition to the above, Sony also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The changes in the product warranty liability for the fiscal years ended
March 31, 2018, 2019 and 2020 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Balance at beginning of the fiscal year	57,694	44,717	33,005
Additional liabilities for warranties	32,179	23,041	21,448
Settlements (in cash or in kind)	(30,570)	(26,326)	(21,491)
Changes in estimate for pre-existing warranty reserve	(16,802)	(7,370)	(562)
Translation adjustments	2,216	(1,057)	(593)

Balance at end of the fiscal year	44,717	33,005	31,807

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
Sony realigned its business segments from the first quarter of the fiscal year ended March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019. In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the EP&S segment. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparative periods have been reclassified to conform to the current presentation. In addition, the former Semiconductors segment has been renamed the I&SS segment effective from the first quarter of the fiscal year ended March 31, 20
20.
The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The
EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and Internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life
insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.
F-8
5

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Segment sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Sales and operating revenue:
Game & Network Services —
Customers	1,848,298	2,224,622	1,919,760
Intersegment	95,514	86,250	57,791

Total	1,943,812	2,310,872	1,977,551
Music —
Customers	784,792	795,025	838,592
Intersegment	15,203	12,464	11,317

Total	799,995	807,489	849,909
Pictures —
Customers	1,010,173	985,270	1,010,714
Intersegment	894	1,603	1,140

Total	1,011,067	986,873	1,011,854
Electronics Products & Solutions —
Customers	2,582,813	2,303,167	1,969,880
Intersegment	17,542	17,461	21,388

Total	2,600,355	2,320,628	1,991,268
Imaging & Sensing Solutions —
Customers	726,892	770,622	985,259
Intersegment	123,118	108,708	85,317

Total	850,010	879,330	1,070,576
Financial Services —
Customers	1,221,235	1,274,708	1,299,847
Intersegment	7,142	7,831	7,901

Total	1,228,377	1,282,539	1,307,748
All Other —
Customers	351,527	299,806	214,999
Intersegment	55,647	45,931	36,421

Total	407,174	345,737	251,420
Corporate and elimination	(296,808)	(267,781)	(200,441)

Consolidated total	8,543,982	8,665,687	8,259,885

G&NS intersegment amounts primarily consist of transactions with All Other. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment. All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment. Corporate and elimination includes certain brand and patent royalty income.
F-8
6

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Operating income (loss):
Game & Network Services	177,478	311,092	238,400
Music	127,786	232,487	142,345
Pictures	41,110	54,599	68,157
Electronics Products & Solutions	133,129	76,508	87,276
Imaging & Sensing Solutions	164,023	143,874	235,584
Financial Services	178,947	161,477	129,597
All Other	(23,530)	(11,127)	16,288

Total	798,943	968,910	917,647
Corporate and elimination	(64,083)	(74,675)	(72,188)

Consolidated operating income	734,860	894,235	845,459
Other income	23,728	144,735	21,949
Other expenses	(59,539)	(27,322)	(67,958)

Consolidated income before income taxes	699,049	1,011,648	799,450

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
Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Equity in net income (loss) of affiliated companies:
Game & Network Services	—	—	—
Music	4,483	(6,915)	4,239
Pictures	(129)	106	(629)
Electronics Products & Solutions	(102)	(38)	136
Imaging & Sensing Solutions	—	—	0
Financial Services	(61)	(682)	(104)
All Other	4,378	4,530	5,995

Consolidated total	8,569	(2,999)	9,637

Depreciation and amortization:
Game & Network Services	29,091	29,023	29,135
Music	18,230	21,259	29,137
Pictures	24,458	24,081	21,665
Electronics Products & Solutions	64,279	61,749	63,291
Imaging & Sensing Solutions	99,258	110,746	134,035
Financial Services, including deferred insurance acquisition costs	79,843	91,179	106,667
All Other	5,910	4,940	5,095

Total	321,069	342,977	389,025
Corporate	40,375	31,049	27,617

Consolidated total	361,444	374,026	416,642

F-8
7

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
The following table is a breakdown of sales and operating revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Sales and operating revenue:
Game & Network Services
Digital Software and Add-on Content	762,220	1,102,231	1,010,296
Network Services	270,972	326,524	337,265
Hardware and Others	815,106	795,867	572,199

Total	1,848,298	2,224,622	1,919,760
Music
Recorded Music — Streaming	197,439	227,513	276,039
Recorded Music — Others	249,521	199,413	191,114
Music Publishing	74,360	106,666	157,478
Visual Media and Platform	263,472	261,433	213,961

Total	784,792	795,025	838,592
Pictures
Motion Pictures	448,945	436,017	475,061
Television Productions	289,024	288,816	301,224
Media Networks	272,204	260,437	234,429

Total	1,010,173	985,270	1,010,714
Electronics Products & Solutions
Televisions	861,763	788,423	646,513
Audio and Video	357,194	362,580	346,060
Still and Video Cameras	415,318	421,506	384,142
Mobile Communications	713,916	487,330	362,144
Other	234,622	243,328	231,021

Total	2,582,813	2,303,167	1,969,880
Imaging & Sensing Solutions	726,892	770,622	985,259
Financial Services	1,221,235	1,274,708	1,299,847
All Other	351,527	299,806	214,999
Corporate	18,252	12,467	20,834

Consolidated total	8,543,982	8,665,687	8,259,885

Sony has realigned its product category configuration in regard to the new EP&S segment from the first quarter of the fiscal year ended March 31, 2020. Sony has also realigned its product category configuration in the Music segment with more detailed breakdown in Recorded Music from the fourth quarter of the fiscal year ended March 31, 2020. In connection with these realignments, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.
In the G&NS segment, Digital Software and
Add-on
Content includes distribution of software titles and
add-on
contents through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music — Streaming includes the distribution of digital recorded music by streaming; Recorded Music — Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes
Blu-ray
disc
F-8
8

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.
Within the EP&S segment, the operating loss of Mobile Communications for the fiscal years ended March 31, 2018, 2019 and 2020 was (27,636) million yen, (97,136) million yen and (21,057) million yen, respectively.
Geographic Information:
Sales and operating revenue attributed to countries and areas based on location of external customers for the fiscal years ended March 31, 2018, 2019 and 2020 and property, plant and equipment, net and right-of-use assets as of March 31, 2019 and 2020 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2018	2019	2020
Sales and operating revenue:
Japan	2,625,619	2,591,784	2,472,479
United States	1,835,705	1,982,135	1,864,390
Europe	1,841,457	1,862,166	1,697,791
China	674,718	770,416	845,235
Asia-Pacific	1,024,179	912,193	892,026
Other Areas	542,304	546,993	487,964

Total	8,543,982	8,665,687	8,259,885

	Yen in millions
	March 31
	2019	2020
Property, plant and equipment, net and right-of-use assets*:
Japan	590,694	946,922
United States	113,581	214,226
Europe	22,622	67,799
China	11,694	17,996
Asia-Pacific	34,273	46,932
Other Areas	4,189	7,379

Total	777,053	1,301,254

*	As of March 31, 2020, the amounts include operating lease right-of-use assets, which were recognized from April 1, 2019 onward as a result of the adoption of ASU 2016-02.

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea, Oceania, Thailand and Malaysia
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue or property, plant and equipment, net and right-of-use assets included in Europe, Asia-Pacific and Other Areas.
Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.
There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2018, 2019 and 2020.

9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES
30.	Subsequent events

Tender Offer for Common Shares and Stock Acquisition Rights of Sony Financial Holdings Inc.
In order to achieve further growth and strengthen governance within its financial services business with the goal of enhancing the corporate value of the overall Sony Group, Sony Corporation resolved, at the meeting of its Board of Directors held on May 19, 2020, to offer to acquire the common shares of Sony Financial Holdings Inc. (“SFH”), a consolidated subsidiary of Sony Corporation, and the related stock acquisition rights through a tender offer (“Tender Offer”), with the aim of making SFH a wholly-owned subsidiary of Sony Corporation, and Sony Corporation commenced the Tender Offer on May 20, 2020. As of May 19, 2020, Sony Corporation held 283,050,000 (Share Holding Ratio: approximately 65%) of SFH’s common shares.
If all the SFH shareholders, excluding Sony Corporation, and all the holders of the stock acquisition rights tender their shares and stock acquisition rights to Sony Corporation in the Tender Offer, the total purchase price to be paid by Sony Corporation will be approximately 395,538 million yen.
<Overview of Tender Offer>
1.
Shares and Stock Acquisition Rights to be purchased: Common shares (excluding SFH’s common shares owned by Sony Corporation and the treasury shares owned by SFH) and the related stock acquisition rights

2.	Period: From May 20, 2020 through July 13, 2020

3.	Price: 2,600 yen per common share

259,900 yen per unit of stock acquisition right
4.	Number of Shares to be purchased (including the number of shares subject to stock acquisition rights):

152,130,036 shares
Under the terms of the Tender Offer, the minimum number of shares to be purchased is 7,070,000 shares. If the aggregate number of shares (including shares subject to stock acquisition rights) tendered to Sony Corporation in the Tender Offer is less than the minimum number of shares to be purchased (7,070,000 shares), Sony Corporation will not purchase any of the tendered common shares
or
stock acquisition rights.

F-
90

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Beginning adjustment (Note 3)	Additions charged to costs and expenses	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2018:
Allowance for doubtful accounts and sales returns	53,150	—	45,515	(51,302)	1,300	48,663

Fiscal year ended March 31, 2019:
Allowance for doubtful accounts	48,663	(25,114)	7,112	(5,532)	311	25,440

Fiscal year ended March 31, 2020:
Allowance for doubtful accounts	25,440	—	9,006	(6,908)	(1,665)	25,873

Notes:
1.	Reversal including amounts written off.

2.	Translation adjustments.

3.	Sony adopted ASU 2014-09 from April 1, 2018, and as a result, sales returns are presented as a liability instead of as a contra-asset allowance. Accordingly, Sony changed the presentation from “Allowance for doubtful accounts and sales returns” to “Allowance for doubtful accounts” for the fiscal years ended March 31, 2019 and 2020.

	Yen in millions
	Balance at beginning of period	Additions	Deductions	Other (Note 1)	Balance at end of period
Fiscal year ended March 31, 2018:
Valuation allowance — Deferred tax assets	1,051,964	70,797	(123,597)	(99,329)	899,835

Fiscal year ended March 31, 2019:
Valuation allowance — Deferred tax assets	899,835	116,938	(309,226)	15,567	723,114

Fiscal year ended March 31, 2020:
Valuation allowance — Deferred tax assets	723,114	53,245	(161,547)	(6,569)	608,243

Note:
1.	Translation adjustments and the effect of change in statutory tax rate.

F-91