Form 20-F
period 2021-03-31
Sony Group Corp
filed 2021-06-22
CIK 313838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2021
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from/to
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:
Commission file number
1-6439
Sony Group Kabushiki Kaisha
(Exact Name of Registrant as specified in its charter)
SONY GROUP CORPORATION
(Translation of Registrant’s name into English)
Japan
(Jurisdiction of incorporation or organization)
7-1,
KONAN
1-CHOME
,
MINATO-KU,
TOKYO
108-0075
JAPAN
(Address of principal executive offices)
J. Justin Hill, Senior Vice President, Finance & Investor Relations
Sony Corporation of America
25 Madison Avenue, 26
th
Floor
New York, N
ew
Y
ork
 10010-8601
Telephone:
212-833-6722
E-mail:
ir@sony.com
(Name, Telephone,
E-mail
and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares*	SONY	New York Stock Exchange
Common Stock**
*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one share of Common Stock.
**	No par value per share. Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.
Securities registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Outstanding as of
	March 31, 2021	March 31, 2021
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,239,227,575
American Depositary Shares		118,979,394
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new
o
r revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

On April 1, 2021, Sony Group Corporation changed its company name from “Sony Corporation” to “Sony Group Corporation.” All instances of the company name included in this Annual Report on Form
20-F
(“Form
20-F”)
have been updated to conform to this change, and Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group,” except where otherwise expressly stated or required by context. References to “Sony Corporation” in exhibits to this Form
20-F
should also be read as referring to Sony Group Corporation. In addition, sales and operating revenue are referred to as “sales” in the narrative description except in the consolidated financial statements.
Cautionary Statement
Statements made in this document with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Please note that Sony discloses its forecasts for consolidated results and other financial figures for the fiscal year ending March 31, 2022 and beyond based on International Financial Reporting Standards. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

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
Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of the Coronavirus Disease 2019 could heighten many of the risks and uncertainties noted above.
Important information regarding risks and uncertainties is also set forth elsewhere in this annual report, including in “Risk Factors” under “Item 3.
Key Information
,” “Item 4.
Information on the Company
,” “Item 5.
 Operating and Financial Review and Prospects
,” “Legal Proceedings” included in “Item 8.
Financial Information
,” Sony’s consolidated financial statements referenced in “Item 8.
Financial Information
” and “Item 11.
Quantitative and Qualitative Disclosures about Market Risk
.”

Item 1.	Identity of Directors, Senior Management and Advisers
Not Applicable

Item 2.	Offer Statistics and Expected Timetable
Not Applicable

Item 3.	Key Information

A.	Selected Financial Data

	Fiscal year ended March 31
	2017		2018		2019		2020		2021
	(Yen in millions, yen per share amounts)
Income statement data:
Sales and operating revenue	7,603,250		8,543,982		8,665,687		8,259,885		8,999,360
Equity in net income (loss) of affiliated companies	3,563		8,569		(2,999)		9,637		11,487
Operating income	288,702		734,860		894,235		845,459		971,865
Income before income taxes	251,619		699,049		1,011,648		799,450		1,192,370
Income taxes	124,058		151,770		45,098		177,190		995
Net income attributable to Sony Group Corporation’s stockholders	73,289		490,794		916,271		582,191		1,171,776
Comprehensive income	143,652		553,220		995,542		666,032		1,207,067
Data per share of Common Stock:
Net income attributable to Sony Group Corporation’s stockholders*
— Basic	58.07		388.32		723.41		471.64		952.29
— Diluted	56.89		379.75		707.74		461.23		936.90
Cash dividends declared Interim	10.00		12.50		15.00		20.00		25.00
	(8.79 cents	)	(11.11 cents	)	(13.18 cents	)	(18.38 cents	)	(23.91 cents	)
Cash dividends declared Fiscal year-end	10.00		15.00		20.00		25.00		30.00
	(9.13 cents	)	(13.75 cents	)	(18.28 cents	)	(22.76 cents	)	(27.29 cents	)
Balance sheet data:
Sony Group Corporation’s stockholders’ equity	2,497,246		2,967,366		3,746,377		4,125,306		5,575,839
Common stock	860,645		865,678		874,291		880,214		880,214
Net assets	3,135,422		3,647,157		4,436,690		4,789,535		5,621,476
Total assets**	17,660,556		19,065,538		20,981,586		23,039,343		26,354,840
Number of shares issued at fiscal year-end (thousands of shares of common stock)	1,263,764		1,266,552		1,271,230		1,261,059		1,261,059
Sony Group Corporation’s stockholders’ equity per share of common stock	1,977.72		2,344.96		2,995.31		3,380.96		4,499.45
* Refer to Note 22 of the consolidated financial statements.
** As of April 1, 2019, Sony adopted Accounting Standards Update (“ASU”)
2016-02,
which amends leasing guidance. Sony adopted the ASU on a modified retrospective basis with no restatement of comparative periods.

B.	Capitalization and Indebtedness
Not Applicable

C.	Reasons for the Offer and Use of Proceeds
Not Applicable

D.	Risk Factors
This section contains forward-looking statements that are subject to the Cautionary Statement appearing on page 2 of this annual report. Risks to Sony are also discussed elsewhere in this annual report.
The Coronavirus Disease 2019
(“COVID-19”)
pandemic has adversely affected, and is expected to continue to adversely affect, Sony’s business operations, operating results and financial condition.
The
COVID-19
pandemic is adversely affecting procurement of components and raw materials, production, development, sale and distribution of the products and services in each of Sony’s business segments, and these negative impacts are expected to continue in the future. In the fiscal year ended March 31, 2021, for example, in the Game & Network Services (“G&NS”) segment, there was an adverse impact on the production of hardware due to issues in the component supply chain. In the Music segment, the release of some new music continued to be delayed around the world primarily due to artists being unable to record music, produce music videos or promote releases. Ticket and merchandising revenues decreased as in-person
concerts and other events continued to be restricted in Japan and other areas. Additionally, due to a global reduction in advertising spending, revenue from the licensing of music in TV commercials decreased. In the Pictures segment, box office revenue was significantly impacted by the closure or limited capacity of movie theaters, and Sony was not able to release most of its already completed titles in theaters. Although the production of new motion pictures and television shows by Sony gradually resumed, production schedules continued to be delayed. Additionally, the global reduction in advertising spending led to a decrease in advertising revenue in the Pictures segment. In the Electronics Products & Solutions (“EP&S”) segment, certain of Sony’s manufacturing sites ceased production for a period of time pursuant to local government policy, and a portion of supply was temporarily insufficient to meet demand. Some partner companies that supply components to several Sony businesses reduced their operations and were affected by the stoppage or delay of logistics, causing a delay in the production of some Sony products due to component shortages. Additionally, sales decreased due to the closure of retail stores globally. In the Imaging & Sensing Solutions (“I&SS”) segment, image sensor sales decreased primarily due to a slowdown in the digital camera market, which is a final outlet for Sony’s image sensors. In the Financial Services segment, pursuant to the announcement of a state of emergency by the Japanese government, all in-person
sales activity of the Lifeplanner
®
sales specialists at Sony Life Insurance Co., Ltd. (“Sony Life”) was suspended from April 2020 through May 2020.
The timing and extent to which the pandemic further negatively impacts Sony’s business could vary greatly depending on future developments, such as the possible further spread of or a resurgence in
COVID-19,
the timing and extent to which
COVID-19
declines as well as the state of lockdowns and other measures in various geographic areas around the world and their impact on macroeconomic conditions. As a result, the impact of negative factors in each segment, such as those listed above, may continue or become more severe. For example, with respect to the Pictures segment, major studios continue to postpone the release of films, leading to the possibility that, when these studios decide to release the postponed films, the theatrical release calendar will become crowded, increasing competition for available screen space. This could delay the recovery of sales and profit in the Pictures segment. The EP&S segment could continue to be adversely impacted by factory shutdowns and supply chain issues, and by the closure of retail stores globally. In the Financial Services segment, although Sony Life has established a system that enables remote consulting and paperless application and maintenance procedures with respect to its sales activities, it may continue to be adversely affected by restrictions on its in-person
sales activities. Much of the Sony workforce shifted to working at home during the spread of
COVID-19
and is expected to continue to work at home for the time being. Although Sony takes measures to ensure that appropriate information security protections are in place for the remote workforce, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks can provide absolute security.
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
The competitive factors Sony faces vary depending on the nature of the business. For example, in the electronics area, Sony competes on the basis of various factors including price and function, while in the Music and Pictures segments, Sony competes for talent, such as artists, songwriters, actors, directors and producers, and for entertainment content that is created, acquired, licensed and/or distributed. Competition on price can lead to lower margins when costs do not fall at a proportional rate, and competition for talent and appealing product can also lead to lower profitability if the higher costs required for such talent and content cannot be recouped through greater sales. Moreover, even for those products where Sony believes it has a strong competitive advantage, such as image sensors, it is possible that its competitors’ technological capabilities will accelerate such that Sony would be unable to maintain its advantageous market position. In terms of consumer electronics products, to produce products that appeal to changing and increasingly diverse consumer preferences or to overcome the fact that a relatively high percentage of consumers already possess similar products, Sony must develop superior technology, anticipate consumer tastes and rapidly develop attractive and differentiated products with competitive prices and features. Sony faces increasingly intense pricing pressure from competitors, retailer consolidation, new sales/distribution channels and shorter product cycles in a variety of consumer product categories. In the Music and Pictures segments, operating results can be impacted by worldwide consumer acceptance of their products, which is difficult to predict, by competing products released at or near the same time and by alternative forms of entertainment and leisure activities available to consumers. Additionally, the spread of
COVID-19
starting in the beginning of the 2020 calendar year resulted in lockdowns around the world, which are influencing changes in consumer behavior.
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
To strengthen the competitiveness of its products and services, Sony continues to invest in research and development (“R&D”), particularly in growth areas such as the I&SS and G&NS segments. However, Sony may not be successful in investing in R&D if it fails to identify products, services and market trends with significant growth potential. In addition, Sony’s investments may not yield the innovation or the expected results quickly enough, or competitors may lead Sony in technological innovation. This may hinder Sony’s ability to commercialize new and competitive products and services.
Sony must continually introduce, enhance and stimulate customer demand for consumer electronic products and network services. Sales of these products and services are particularly sensitive to the significant weighting of consumer demand to the year-end
holiday season. In the G&NS segment, the successful introduction and penetration of gaming platforms, including streaming, is a significant factor driving sales and profitability, and this success is affected by the ability to provide customers with attractive software line-ups
and online services. However, there is no assurance that third-party software developers and publishers, major contributors to this effort, will continue to develop and release software. In addition, Sony believes that integrating its hardware, software, entertainment content and network services, and investing in R&D to effect such integration, is essential in generating revenue growth and profitability. However, this strategy depends on its ability to further develop network services technologies, coordinate and prioritize strategic and operational issues among Sony’s various business units and sales channels, continually introduce enhanced and competitively priced hardware that is seamlessly connected to network platforms with user interfaces that are innovative and attractive to consumers and also standardize technological and interface specifications industry-wide and across Sony’s networked products and business units. In addition, the G&NS, Music and Pictures segments must invest substantial amounts, which may include significant upfront investments, in internally developed software titles, artist advances, catalog acquisitions, motion picture productions, television productions and broadcast programming before knowing whether their products will receive customer acceptance. Furthermore, underperformance of Pictures’ products in the initial distribution market is correlated with weak performance in subsequent distribution markets, which would have an adverse effect on Sony’s results in the year of initial release as well as future years.
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
Sony actively engages in acquisitions, joint ventures, capital expenditures and other strategic investments to acquire new technologies, efficiently develop new businesses and enhance its business competitiveness. For example, in September 2020, in order to achieve further growth and strengthen governance within the financial services business with the goal of enhancing the corporate value of the entire Sony Group, Sony acquired all of the common shares and related stock acquisition rights of Sony Financial Holdings, Inc. (“SFH”) not held by Sony and made SFH a wholly-owned subsidiary of Sony, spending 396.7 billion yen. In addition, in the fiscal year ended March 31, 2021, Sony invested in Bilibili Inc. and Epic Games, Inc. (“Epic”), and acquired minority interests in both companies, with the goal of accelerating business expansion in the area of entertainment. In the fiscal year ending March 31, 2022, Sony acquired 100% of the shares and related assets of certain subsidiaries of Kobalt Music Group Limited (“Kobalt”), relating to AWAL, Kobalt’s music distribution business mainly for independent recording artists, and Kobalt Neighbouring Rights, Kobalt’s music neighboring rights management business. The consideration for this acquisition was 49.8 billion yen. Prior to the closing of the acquisition, the U.K. Competition and Markets Authority (“CMA”) initiated a review of the transaction, and Sony continues to cooperate with such review. The accounting treatment for the acquisition, which is currently under review by the CMA, has not yet been determined as of the date of this report. In addition, Sony made an additional strategic investment in Epic in the fiscal year ending March 31, 2022.
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
Sony invests heavily in production facilities and equipment, including fabrication facilities used to make image sensors for smartphones and other products. Sony may not be able to recover these capital expenditures in part or full or in the planned timeframe due to the competitive environment, lower-than-expected consumer demand or changes in the financial condition or business decisions of Sony’s major customers. Sony invested 265.7 billion yen and 180.0 billion yen of capital in the fiscal years ended March 31, 2020 and 2021, respectively, mainly for the purpose of increasing image sensor production capacity.
Further, Sony is implementing restructuring and transformation initiatives to enhance profitability, business autonomy and shareholder value and to clearly position each business within the overall business portfolio. However, the expected benefits of these initiatives, including the expected level of profitability, may not be realized due to internal and external impediments or market conditions worsening beyond expectations. If Sony is not successful in achieving its restructuring and transformation initiatives, Sony’s operating results, financial condition, reputation, competitiveness or profitability may be adversely affected. For example, in order to improve the profitability of its smartphone business in the EP&S segment, Sony implemented restructuring initiatives through the fiscal year ended March 31, 2020, which included the cessation of production at its Beijing factory and the exit from several regions, such as the Middle East and Central and South America. Sony incurred restructuring charges in the amount of 25.0 billion yen and 25.9 billion yen in the fiscal years ended March 31, 2020 and 2021, respectively.
Sony’s sales and profitability may be affected by the operating performance of wholesalers, retailers, other resellers and third-party distributors.
Sony is dependent for the distribution of its products on wholesalers, retailers, other resellers and third-party distributors, many of whom also distribute competitors’ products. For example, in some cases, Sony’s smartphones sold through cellular network carriers are subsidized by the carriers. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of Sony’s agreements with these carriers or in agreements Sony enters into with new carriers. In addition, the Pictures segment depends on third parties to theatrically exhibit its motion pictures, and to operate cable, satellite, internet and other distribution systems to distribute its motion pictures and television programming. A decline in the licensing fees received from these third parties may adversely affect the Pictures segment’s sales. The Pictures segment’s worldwide television networks are also distributed on third-party cable, satellite and other distribution systems and the failure to renew, or the renewal on less favorable terms of, television carriage contracts (broadcasting agreements) with these third-party distributors may adversely affect the Pictures segment’s ability to generate advertising and subscription sales through these networks.
Sony invests in programs to incentivize wholesalers, retailers, and other resellers and third-party distributors to position and promote Sony’s products, but there is no assurance that these programs will provide a significant return or incremental revenue by persuading consumers to buy Sony products instead of competitors’ products.
The operating results and financial condition of many wholesalers, retailers, other resellers and third-party distributors have been adversely impacted by competition, especially from online retailers, and weak economic conditions. If their financial condition continues to weaken, they stop distributing Sony’s products, or uncertainty regarding demand for Sony’s products or other factors cause them to reduce their ordering, marketing, subsidizing, or distributing Sony’s products, Sony’s operating results and financial condition may be adversely impacted. For example, in the fiscal year ended March 31, 2021, the global closure of retail stores and other businesses resulting from the spread of
COVID-19
starting in the beginning of the 2020 calendar year negatively impacted sales of Sony’s products.
As a global company, Sony is subject to a wide range of laws and regulations and a growing consumer focus on corporate social responsibility in many countries. Those laws and regulations, as well as consumer focus, might change in significant ways, leading to an increase in the costs of Sony’s operations, a curtailment of Sony’s activities, and/or an adverse effect on Sony’s reputation.
As a global company, Sony is subject to the laws and regulations of many countries throughout the world that affect its business operations in a number of areas, including advertising, promotions, consumer protection, import and export requirements, anti-corruption, anti-trust, environmental protection (including decarbonizing regulations in connection with actions against climate change), data privacy and protection, content and broadcast regulation, intellectual property, labor, product liability, taxation (including taxes from certain revenue on digital services), foreign investment, government procurement, foreign exchange controls, and economic sanctions.
Compliance with these laws and regulations may be onerous and expensive. These laws and regulations continue to develop and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Any such developments could occur frequently and without warning and could make Sony’s products or services less attractive to its customers, delay or prohibit introduction of new products or services in one or more regions or cause Sony to change or limit its business practices. For example, imposition of restrictive trade measures in the United States and elsewhere, as well as retaliatory actions against such measures, could result in increased customs duties applicable to Sony’s products or increased costs for procuring parts and components, and could limit or prohibit the sales of Sony’s products and services to certain of its current or potential customers, which may adversely affect Sony’s operating results and financial condition. In the I&SS segment, Sony suspended product shipments of image sensors to a certain Chinese customer from September 15, 2020, pursuant to export restrictions announced by the U.S. government on August 17, 2020. As a result, image sensor sales decreased compared to before the export restrictions came into effect, although Sony resumed a portion of shipments to the customer after receiving a U.S. export license. Sony also recorded inventory write-downs of certain image sensors for the same customer in the fiscal year ended March 31, 2021. In addition, changes in laws or regulations or the judicial interpretation thereof that Sony relies on or Sony is subject to in conducting its operations, including online operations, as well as Sony’s failure to anticipate such changes, may subject Sony to greater risk of liability, increase the costs of compliance, or limit Sony’s ability to engage in or expand certain operations or lead to discontinuance of certain operations.
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
Sony’s products and services rely on a large volume of third-party suppliers and business partners for parts, components, software and network services, including semiconductors, chipsets for PlayStation game consoles and mobile products, LCD (liquid crystal display) panels and the Android OS that is used in mobile products, televisions and services. As a result, external suppliers’ and partners’ supply shortages, fluctuations in pricing, quality issues, discontinued support, changes in business terms or prioritization of customers outside the electronics area or of Sony’s competitors can adversely affect Sony’s operating results, brand and reputation. For example, although Sony continues to strive to secure necessary semiconductors and other components in response to the global shortages of semiconductors and other components that have become noticeable since the latter half of the fiscal year ended March 31, 2021, sudden or prolonged supply shortages can adversely affect the operating results of the G&NS, EP&S and I&SS segments. Reliance on third-party software and technologies may make it increasingly difficult for Sony to differentiate its products from competitors’ products. Also, shortages or delayed shipments of critical parts or components may result in a reduction or suspension of production at Sony’s or its business partners’ manufacturing sites, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom parts or components, or where there are initial manufacturing capacity constraints for products, parts or components that use new technologies.
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
Sony’s sales and profitability are sensitive to economic trends in its major markets. In the fiscal year ended March 31, 2021, 32.9%, 23.9% and 20.2% of Sony’s sales and operating revenue were attributable to Japan, the U.S. and Europe, respectively. These markets may be subject to significant economic downturns, resulting in an adverse impact on Sony’s operating results and financial condition. An actual or expected deterioration of economic conditions in any of Sony’s major markets may result in a decline in consumers’ consumption and adverse impacts on the businesses of commercial customers, resulting in reduced demand for Sony’s products and services. For example, the impacts from the spread of
COVID-19
in the fiscal year ended March 31, 2021 adversely affected global economic conditions, which had adverse effects on Sony’s business operations. (For details on the impacts from the spread of
COVID-19,
refer to “
The Coronavirus Disease 2019
(“COVID-19”)
pandemic has adversely affected, and is expected to continue to adversely affect, Sony’s business operations, operating results and financial condition.
”)
In addition, Sony’s operations are conducted in many countries and regions around the world, and these international operations, particularly in certain emerging markets, can create challenges. For example, in the EP&S, I&SS and G&NS segments, production and procurement of products, parts and components in China and other Asian countries and regions increase the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand in a timely manner. Further, in certain countries and regions, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as armed conflicts, deterioration in foreign relations, changes in trade policies, non-compliance with
expected business conduct and a lack of adequate infrastructure. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners Sony’s operating results and financial condition may be adversely affected.

Foreign exchange rate fluctuations can affect Sony’s operating results and financial condition.
Sony’s operating results and financial condition are sensitive to foreign exchange rate fluctuations because many of Sony’s products are sold in countries other than the ones in which they were developed and/or manufactured. For example, within Sony’s electronics area, R&D and headquarters’ overhead costs are incurred mainly in yen, and manufacturing costs, including material costs, costs of procurement of parts and components, and costs of outsourced manufacturing services, are incurred mainly in U.S. dollars and yen. Sales are recorded in yen, U.S. dollars, euros, Chinese renminbi, and local currencies of other areas, including emerging markets. Consequently, foreign exchange rate fluctuations have had and may have an adverse impact on Sony’s operating results, especially when the yen or the euro weaken significantly against the U.S. dollar, when the yen strengthens significantly against the euro, or when the U.S. dollar strengthens against emerging market currencies. Sony’s operating results may also be adversely impacted by foreign exchange rate fluctuations since Sony’s consolidated statements of income are prepared by translating the local currency denominated operating results of its subsidiaries around the world into yen. Furthermore, as Sony’s businesses have expanded in China and other areas, including emerging markets, the impact of fluctuations of foreign currency exchange rates in these areas against the U.S. dollar and yen has increased. Mid- to
long-term changes in exchange rate levels may interfere with Sony’s global allocation of resources and hinder Sony’s ability to engage in R&D, procurement, production, logistics, and sales activities while maintaining profitability.
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
Actual or threatened work slowdowns or stoppages related to unionized workers, particularly in the entertainment field, could lead to delayed releases or cost increases. If these incidents occur or if Sony is unable to attract, retain and maintain productive relations with its highly skilled employees and key management professionals, Sony’s operating results and financial condition may be adversely affected.
Sony’s intellectual property might be subject to unauthorized use or theft and it might encounter restrictions in its use of intellectual property owned by third parties.
Sony’s intellectual property might be subject to unauthorized use or theft. For example, digital technology, the availability of digital media, and global internet penetration impact Sony’s ability to protect its copyrighted content from unauthorized duplication, digital theft and counterfeiting, putting pressure on legitimate product sales. Sony has incurred and will continue to incur expenses to help protect its intellectual property rights; however, Sony’s various initiatives to prevent such unauthorized use or theft of intellectual property might not achieve their intended result, which could adversely affect Sony’s competitive position and the value of its investment in R&D. Additionally, Sony’s intellectual property rights may be challenged or invalidated, or such intellectual property rights may not be sufficient to provide Sony with competitive advantages.
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
Changes in consumer behavior resulting from new technologies and distribution platforms, as well as increasing concentration of digital music distributors and creation of content by distributors themselves, may adversely affect operating results in the Music and Pictures segments.
Technology, particularly digital technology, used in the Music and Pictures segments continues to evolve, rapidly leading to alternative methods for the delivery, consumption and storage of digital content. These technological advancements have changed consumer behavior and empowered consumers to seek more control over when, where and how they consume digital content.
The prevalence of digital streaming networks and other new media may negatively impact traditional television and in-theater
motion picture viewership, which could adversely affect operating results of the Pictures segment.
Furthermore, as more music and video content is consumed over digital streaming networks, digital music distributors are becoming increasingly concentrated, which may decrease competition for Sony’s music content and adversely affect its pricing. In addition, digital music and video distributors may increase the amount of content they create for their own services, which may reduce the demand for content created or produced by Sony. If Sony is unable to adequately respond to these changes or fails to effectively adapt to new market changes, Sony’s operating results and financial condition may be adversely impacted.
Changes in the regulation and performance of financial markets may adversely affect the operating results and financial condition of the Financial Services segment.
The Financial Services segment operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations or policies may lead to increased compliance costs or limitations on operations in the Financial Services segment. In addition, Sony Group Corporation’s ability to receive funds from its wholly-owned subsidiary SFH in the form of financial support or loans is restricted by guidelines issued by regulatory agencies in Japan.

Changes in interest rates, foreign exchange rates and the value of Japanese government and corporate bonds, U.S. treasury bonds, equities, real estate and other asset classes may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, the life insurance business has invested most of its general account assets in ultra-long-term Japanese government and corporate bonds, as well as ultra-long-term U.S. treasury bonds, to match the liability characteristics of the long-term maturity insurance policies it has underwritten. The life insurance business has guaranteed yields on outstanding policies while its investment portfolio could be reduced by the market changes discussed above. The banking businesses have invested most of their total loan balance, or over half of their total assets, in their mortgage loans account. An increase in non-performing
loans or a decline in prices of the real estate collateral from the market changes discussed above or deterioration of credit quality may have an adverse effect on operating results and financial condition through an increase in the allowance for credit losses.
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
Sony’s headquarters and many of Sony’s most advanced device manufacturing facilities, including those for image sensors, are located in Japan, where the risk of earthquakes is relatively high. A major earthquake in Japan, especially in Tokyo, the Tokai area or the Kyushu and Tohoku areas, where Sony headquarters, certain consumer electronics product manufacturing sites and image sensor manufacturing sites, respectively, are located, could cause substantial damage to Sony’s business operations, including damage to buildings, machinery, equipment and inventories, and the interruption of production at manufacturing facilities. For example, the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region in Japan caused damage to a semiconductor manufacturing site in Kyushu, which interrupted production at the site.
In addition, offices and facilities used by Sony, its suppliers, service providers and business partners, including those used for network, telecommunications and information systems infrastructure, R&D, material procurement, manufacturing, motion picture and television production, logistics, sales, and online and other services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of unexpected catastrophic events such as natural disasters, pandemic diseases, terrorist attacks, large-scale power outages and large-scale fires. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay design, development or production, interrupt shipments and postpone the recording of sales, and/or result in large expenses to repair or replace these facilities or offices. For example, starting in the beginning of the 2020 calendar year, production delays for a portion of Sony’s products occurred due to temporary shutdowns and reduced operations at in-house
manufacturing plants, factories to which Sony outsources and at Sony’s third-party suppliers, as a result of the spread of
COVID-19.
Sony may also be exposed to price increases for raw materials, parts and components, and lower demand from commercial customers. These situations may have an adverse impact on Sony’s operating results and financial condition. In addition, extreme weather conditions may become more severe and frequent as the temperature rises due to the effects of climate change, and such extreme weather conditions could heighten the risks and uncertainties noted above.
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

These operations and services, as well as Sony’s business information, may be intentionally or inadvertently compromised by malicious third parties, including state-sponsored organizations, criminal organizations, Sony employees, third-party service providers or other business partners. Such organizations or individuals may use a variety and combination of techniques, such as installing malicious software, exploiting vulnerabilities in information technology, using social engineering to mislead employees and business partners into disclosing passwords and sensitive information, and coordinating distributed denial-of-service
attacks to render services unavailable. As cyber-attacks become increasingly sophisticated and automated, and as tools and resources become more readily available, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks can provide absolute security. As a result, Sony’s business information, including personally identifiable information, may be lost, destroyed, disclosed, misappropriated, altered, or accessed without consent, and Sony’s information technology systems or operations, or those of its service providers or other business partners, may be disrupted. Malicious adversaries may also use unauthorized access to Sony’s networks as a platform to compromise Sony’s third-party business partners without Sony’s knowledge. Sony has previously been the subject of sophisticated and targeted attacks. For example, in the fiscal year ended March 31, 2015, the Pictures segment was subject to a cyber-attack that resulted in unauthorized access to, and theft and disclosure of, Sony business information, including employee information and other information, and the destruction of data. Additionally, Sony’s network services, online game businesses and websites have been subject to cyber-attacks by groups and individuals with a range of motives and expertise, resulting in unauthorized access, denial of service, and the theft and/or disclosure of customer information.
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
Sony’s products and services, such as consumer electronics
products, non-consumer products,
parts and components, semiconductors, software and network services are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and as demand increases for mobile products and online services. Also, many Sony products are connected to the internet, and regularly communicate with services provided by Sony or third parties.
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
Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of its business there are many situations where the ultimate tax determination can be uncertain, because of the transfer pricing for its intercompany transactions, and because Sony is subject to continuous review by tax authorities of numerous jurisdictions. The calculation of Sony’s tax provision and the carrying value of tax assets, including net operating loss carryforwards and tax credit carryforwards, require significant judgment and the use of estimates, including estimates of future taxable income. As additional evidence becomes available, Sony reassesses these assets to determine if they remain appropriate or whether a reduction by a valuation allowance is appropriate. As of March 31, 2021, total established valuation allowances were 276.4 billion yen. An increase in a valuation allowance may have an adverse impact on Sony’s operating results and financial condition.
Deferred tax assets are evaluated on a jurisdiction by jurisdiction basis. As of March 31, 2021, Sony and/or its subsidiaries had valuation allowances, principally in Japan for both national and local taxes. Additionally, deferred tax assets could expire unused or otherwise not be realizable for a variety of reasons including the lack of sufficient taxable income in the appropriate jurisdiction. Sony’s operating results and financial condition could be adversely affected when the deferred tax assets expire unused.
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
Sony has a significant amount of goodwill, intangible assets and other long-lived assets, including production facilities and equipment. A decline in financial performance, market capitalization, reduced estimates of future cash flows, changes in global economic conditions or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges against these assets. Events or changes in circumstances which would indicate impairment include unfavorable variances from or adjustments to established business plans, significant changes in forecasted results or volatility inherent to external markets and industries. The increased levels of global competition and the faster pace of technological change to which Sony is exposed can result in greater volatility of these estimates, assumptions and judgments, and increase the likelihood of impairment charges. For example, Sony recorded an impairment loss of 19.2 billion yen and 12.7 billion yen for the fiscal years ended March 31, 2019 and 2020, respectively, against long-lived assets in the EP&S segment, related to the smartphone business asset group, as well as an impairment loss of 12.9 billion yen for the fiscal year ended March 31, 2019, against long-lived assets and goodwill in the All Other segment, related to the storage media business asset group. Any such charge may adversely affect Sony’s operating results and financial condition.
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
Sony Group Corporation is incorporated in Japan with limited liability. A majority of Sony’s directors and corporate executive officers are non-U.S. residents, and
a substantial portion of the assets of Sony Group Corporation and the assets of Sony’s directors and corporate executive officers are located outside the U.S. As a result, it may be more difficult for investors to enforce against Sony Group Corporation or such persons, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal and state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the U.S.
Prior notification under the Foreign Exchange and Foreign Trade Act of Japan may be required in the case of an acquisition by a foreign investor of a certain portion of our shares.
Because Sony is engaged in certain businesses designated by the Foreign Exchange and Foreign Trade Act of Japan and its related cabinet orders and ministerial ordinances (collectively, the “Foreign Exchange Regulations”), if a foreign investor intends to consummate an acquisition of shares of common stock of Sony Group Corporation and that acquisition constitutes an “inward direct investment” under the Foreign Exchange Regulations, the foreign investor, subject to certain exemptions, must file a prior notification of such inward direct investment with the Minister of Finance and any other competent Ministers. Under the Foreign Exchange Regulations, an “inward direct investment” includes an acquisition by a foreign investor of shares of common stock of Sony Group Corporation, the consummation of which results in such foreign investor, in combination with any existing shareholding, directly or indirectly holding 1% or more of the total number of issued shares of common stock or the total number of voting rights of Sony Group Corporation, unless certain exemptions apply.
If such prior notification is filed, the proposed acquisition may not be consummated until the prescribed screening period expires. In some cases, the Ministers may extend the screening period, and may recommend or order any modification or the abandonment of such acquisition. In addition, if certain conditions – including those prescribed in light of the national security of Japan – under the Foreign Exchange Regulations are met, the Ministers may order the foreign investor to divest the shares acquired or take other measures. Consequently, any proposed acquisition by a foreign investor of shares of common stock of Sony Group Corporation that constitutes an “inward direct investment” may not be consummated in an expected time frame in accordance with an intended plan, or at all.

Additionally, if a foreign investor directly or indirectly holds 1% or more of the total voting rights of Sony Group Corporation and, at a general meeting of shareholders, consents to certain proposals having a material influence on the management of Sony Group Corporation such as the (i) election of such foreign investor or any of its related persons (as defined in the Foreign Exchange Regulations) as a director of Sony Group Corporation or (ii) transfer or discontinuation of its business, such consent, subject to certain exemptions, also constitutes an “inward direct investment” requiring prior notification. If such prior notification is filed, such consent cannot be given until the prescribed screening period expires. As a result, such foreign investors may have difficulties giving such consent in accordance with an intended plan, or at all.
The discussion above is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of shares of common stock or voting rights of Sony Group Corporation by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, refer to “D. Exchange Controls” in “Item 10.
Additional Information
.”

Item 4.	Information on the Company

A.	History and Development of the Company
Sony Group Corporation was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha, a joint stock company (
Kabushiki Kaisha
) under Japanese law. It changed its name to Sony Kabushiki Kaisha (“Sony Corporation” in English) in January 1958, and changed its name to Sony Group Kabushiki Kaisha (“Sony Group Corporation” in English) in April 2021 in order to focus on its role as the headquarters of the Sony Group.
In December 1958, Sony Group Corporation was listed on the Tokyo Stock Exchange (the “TSE”). In June 1961, Sony Group Corporation issued American Depositary Receipts in the U.S.
In March 1968, Sony Group Corporation established CBS/Sony Records Inc. in Japan, as a
50-50
joint venture company between Sony Group Corporation and CBS Inc. in the U.S. In January 1988, the joint venture became a wholly-owned subsidiary of Sony Group Corporation, and in April 1991, changed its name to Sony Music Entertainment (Japan) Inc. (“SMEJ”). In November 1991, SMEJ was listed on the Second Section of the TSE.
In September 1970, Sony Group Corporation was listed on the New York Stock Exchange.
In August 1979, Sony Group Corporation established Sony Prudential Life Insurance Co., Ltd. in Japan, as a
50-50 joint
venture company between Sony Group Corporation and The Prudential Insurance Company of America. In April 1991, the joint venture changed its name to Sony Life Insurance Co., Ltd. (“Sony Life”). In March 1996, Sony Life became a wholly-owned subsidiary of Sony Group Corporation, and in April 2004, with the establishment of Sony Financial Holdings, Inc. (“SFH”), a financial holding company, Sony Life became a wholly-owned subsidiary of SFH.
In July 1984, Sony Magnescale Inc., a subsidiary of Sony Group Corporation, was listed on the Second Section of the TSE. The subsidiary changed its name to Sony Precision Technology Inc. in October 1996 and then to Sony Manufacturing Systems Corporation in April 2004. In April 2012, Sony Manufacturing Systems was merged into Sony EMCS Corporation. Sony EMCS Corporation changed its name to Sony Global Manufacturing & Operations Corporation in April 2016.
In July 1987, Sony Chemicals Corporation, a subsidiary of Sony Group Corporation, was listed on the Second Section of the TSE. The subsidiary changed its name to Sony Chemical & Information Device Corporation in July 2006, and changed its name again to Dexerials Corporation in October 2012.
In January 1988, Sony Group Corporation acquired CBS Records Inc., the music business division of CBS Inc. in the U.S. The acquired company changed its name to Sony Music Entertainment Inc. in January 1991 and then to Sony Music Holdings Inc. in December 2008.
In November 1989, Sony Group Corporation acquired Columbia Pictures Entertainment, Inc. in the U.S. In August 1991, Columbia Pictures Entertainment, Inc. changed its name to Sony Pictures Entertainment Inc. (“SPE”).
In November 1993, Sony established Sony Computer Entertainment Inc. in Japan. Sony Computer Entertainment Inc. changed its name to Sony Interactive Entertainment Inc. in April 2016.

In October 1995, Sony/ATV Music Publishing LLC (“Sony/ATV”) was formed as a
50-50
joint venture company between Sony Group Corporation and Michael Jackson. In September 2016, the joint venture became a wholly-owned subsidiary of Sony Group Corporation. In January 2021, Sony/ATV Music Publishing LLC changed its name to Sony Music Publishing (US) LLC.
In January 2000, acquisition transactions by way of a share exchange were completed such that three subsidiaries which had been listed on the TSE — SMEJ, Sony Chemicals Corporation (currently Dexerials Corporation), and Sony Precision Technology Inc. (which was merged into Sony EMCS Corporation) — became wholly-owned subsidiaries of Sony Group Corporation. In September 2012, Sony Group Corporation completed the sale of certain of its chemical products businesses, including Sony Chemical & Information Device Corporation (currently Dexerials Corporation) to Development Bank of Japan Inc.
In October 2001, Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a
50-50
joint venture company between Sony Group Corporation and Telefonaktiebolaget LM Ericsson (“Ericsson”) of Sweden, was established. In February 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson. As a result of the acquisition, Sony Ericsson became a wholly-owned subsidiary of Sony and changed its name to Sony Mobile Communications AB.
In October 2002, Aiwa Co., Ltd. (“Aiwa”), then a
TSE-listed
subsidiary, became a wholly-owned subsidiary of Sony Group Corporation. In December 2002, Aiwa was merged into Sony Group Corporation.
In June 2003, Sony Group Corporation adopted the “Company with Three Committees” corporate governance system in line with the revised Japanese Commercial Code then effective. (Refer to “Board Practices” in “Item 6.
 Directors, Senior Management and Employees.
”)
In April 2004, Sony Group Corporation established SFH, a financial holding company, in Japan. Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”) became subsidiaries of SFH. In October 2007, SFH was listed on the First Section of the TSE in conjunction with the global initial public offering of shares of SFH by Sony Group Corporation and SFH. In September 2020, SFH became a wholly-owned subsidiary of Sony Group Corporation through Sony’s tender offer for the common shares and the related stock acquisition rights of SFH and the subsequent procedures for the purchase of all of SFH’s remaining common shares.
In April 2004,
S-LCD
Corporation
(“S-LCD”),
a joint venture between Sony Group Corporation and Samsung Electronics Co., Ltd. of Korea for the manufacture of amorphous thin film transistor LCD (liquid crystal display) panels, was established in Korea. Sony’s stake in
S-LCD
was 50% minus 1 share. In January 2012, Sony sold all of its shares of
S-LCD
to Samsung Electronics Co., Ltd.
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
In December 2005, Sony Communication Network Corporation, a subsidiary of Sony Group Corporation, was listed on the Mother’s market of the TSE, and was later listed on the First Section of the TSE in January 2008. Sony Communication Network Corporation was renamed
So-net
Corporation
(“So-net”)
in July 2013. In January 2013, Sony Group Corporation acquired all of the common shares of
So-net
through a tender offer and subsequent share exchange and, as a result of the acquisition,
So-net
became a wholly-owned subsidiary of Sony Group Corporation.
So-net
was renamed Sony Network Communications Inc. (“SNC”) in July 2016.
In June 2012, an investor group including Sony Corporation of America (“SCA”) established DH Publishing, L.P. (“EMI”) to own and manage EMI Music Publishing, which it then acquired. This acquisition resulted in Nile Acquisition LLC (“Nile”), of which SCA owned 74.9% and the Estate of Michael Jackson (the “Estate”) owned 25.1%, acquiring approximately 40% of the equity interest in EMI. In July 2018, Sony completed the acquisition of the Estate’s equity interest in Nile, resulting in Sony owning approximately 40% of the equity interest in EMI. In November 2018, Sony completed the acquisition of the remaining approximately 60% equity interest in EMI, resulting in EMI becoming a wholly-owned subsidiary of Sony. In January 2021, Nile changed its name to Sony Music Publishing LLC (“SMP”). SMP encompasses both the former Sony/ATV and EMI.
In April 2013, Sony Olympus Medical Solutions Inc. (“SOMED”), a medical business venture between Sony Group Corporation and Olympus Corporation was established in Japan. Sony’s stake in SOMED is 51%.

In July 2014, Sony Group Corporation sold its personal computer (“PC”) business operated under the VAIO brand to Japan Industrial Partners, Inc.
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
In April 2021, in connection with the above-mentioned launch of Sony Group Corporation, Sony Electronics Corporation, SHES, SIPS and Sony Mobile Communications Inc. (“SOMC”) were merged into Sony Corporation. Additionally, certain support functions for the electronics products and solutions businesses and the imaging products and solutions business that had been carried out by Sony Group Corporation were transferred to Sony Corporation and SSS.
Sony Group Corporation’s registered office is located at
7-1,
Konan
1-chome,
Minato-ku,
Tokyo 108-0075,
Japan, telephone
+81-3-6748-2111.
Its website is
https://www.sony.com/en/
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
.
Principal Capital Investments
In the fiscal years ended March 31, 2019, 2020 and 2021, Sony’s capital expenditures were 344.1 billion yen, 513.1 billion yen and 485.2 billion yen, respectively. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5.
Operating and Financial Review and Prospects.
” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.
In the fiscal year ended March 31, 2021, Sony invested approximately 194.0 billion yen in the Imaging & Sensing Solutions (“I&SS”) segment. This investment included approximately 180.0 billion yen to increase image sensor production capacity.

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

Products and Services
Game & Network Services (“G&NS”)
Sony Interactive Entertainment LLC undertakes product research, development, design, marketing, sales, production, distribution and customer service for PlayStation
®
hardware, software, content and network services.
The G&NS segment includes the Digital Software and
Add-on
Content, Network Services and Hardware and Others categories. Digital Software and
Add-on
Content includes distribution of software titles and
add-on
content through digital networks by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; and Hardware and Others includes home gaming consoles, packaged software and peripheral devices.
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
Music Publishing:
“Music Publishing” includes the management and licensing of the words and music of songs. SMP is a U.S.-based music publishing business that owns and acquires rights to musical compositions, exploiting and marketing these compositions and receiving royalties or fees for their use.
Visual Media and Platform:
“Visual Media and Platform” includes the production and distribution of animation titles, game applications based on animation titles, and various service offerings for music and visual products. These businesses are operated primarily by SMEJ.
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
Television Productions:
“Television Productions” includes the production, acquisition and distribution of programming, including scripted series, unscripted “reality” or “light entertainment,” daytime serials, game shows, animated series, made for television movies and miniseries and other programming. Outside the U.S., SPE produces local language programming and licenses
SPE-owned
programming and formats around the world.
Media Networks:
“Media Networks” includes the operation of television and digital networks worldwide. SPE’s television networks around the world include Sony Pictures Networks India Private Limited, which operates television networks in India, and Game Show Network, LLC, which operates a U.S.-based network delivered on cable, satellite and other distribution platforms, as well as an online game business. Digital networks include SonyLIV in India, as well as Funimation and Pure Flix primarily in North America.

Electronics Products & Solutions (“EP&S”)
TV
and
Audio
 & Video:
Sony Corporation (formerly SHES) undertakes product research, development, design, marketing, sales, production, distribution and customer services for televisions and video and sound products.
Still and Video Cameras:
Sony Corporation (formerly SIPS) undertakes product research, development, design, manufacturing, sales, distribution and customer service for interchangeable lens cameras, compact digital cameras, consumer and professional video cameras as well as display products such as projectors and medical equipment. Additionally, it is responsible for the broadcast/professional solutions business and the FeliCa contactless IC (integrated circuit) card technology business. SOMED undertakes development support to provide comprehensive medical and imaging device solutions for operating rooms and other medical areas.
Mobile Communications:
Sony Corporation (formerly SOMC) undertakes product research, development, design, marketing, sales, production, distribution and customer services for mobile phones, accessories and applications. SNC provides internet broadband network services to subscribers as well as creates and distributes content through its portal services to various electronics product platforms such as PCs and mobile phones.
Imaging & Sensing Solutions (“I&SS”)
SSS and its subsidiary Sony Semiconductor Manufacturing Corporation undertake product research, development, design, manufacturing, marketing, sales, production, distribution and customer services for complementary metal oxide semiconductor (“CMOS”) image sensors, charge-coupled devices (“CCDs”), large-scale integration systems (“LSIs”) and other semiconductors.
Financial Services
In the Financial Services segment, on April 1, 2004, Sony established a wholly-owned subsidiary, SFH, a holding company for Sony Life, Sony Assurance and Sony Bank, with the aim of integrating various financial services including insurance and savings and loans, as well as offering individual customers high value-added products and high-quality services. On October 11, 2007, in conjunction with the global initial public offering of shares of SFH, the shares of SFH were listed for trading on the First Section of the TSE, after which SFH remained a consolidated subsidiary of Sony Group Corporation, which was the majority shareholder of SFH. At the meeting of the Board of Directors held on May 19, 2020, Sony resolved to offer to acquire all of the common shares and related stock acquisition rights of SFH not held by Sony through a tender offer, with the aim of making SFH a wholly-owned subsidiary, and Sony commenced the tender offer on May 20, 2020. Sony commenced procedures to acquire all the common shares of SFH following the completion of the tender offer in July 2020 and completed making SFH a wholly-owned subsidiary in September 2020. For further details, refer to Note 16 of the consolidated financial statements.
SFH conducts insurance, banking and other operations primarily through Sony Life, a Japanese life insurance company, Sony Assurance, a Japanese non-life
insurance company, and Sony Bank, a Japanese internet-based bank, which are all wholly-owned by SFH.
All Other
All Other consists of various operating activities, including the disc manufacturing business outside of Japan, and the recording media and storage media businesses. In addition, certain costs related to the after-sales services of the PC business and the battery business, which were sold in 2014 and 2017, respectively, remain in All Other.
Sales and Distribution
G&NS, EP&S and I&SS
In the G&NS segment, PlayStation
®
hardware, software and content and network services are marketed and distributed by Sony Interactive Entertainment LLC, Sony Interactive Entertainment Inc. and Sony Interactive Entertainment Europe Ltd.

Sony’s products and services in the EP&S and I&SS segments are primarily marketed throughout the world under the trademark “Sony,” which has been registered in approximately 200 countries and territories.
In most cases, Sony’s products in the EP&S and I&SS segments are sold to sales subsidiaries of Sony Group Corporation located in or responsible for sales in the countries and territories where Sony’s products and services are marketed. These subsidiaries then sell those products to unaffiliated local distributors and dealers or through direct sales, such as through the internet. In some regions, certain products and services are sold directly to local distributors by Sony Group Corporation.
Sales of such products and services are particularly seasonal and vary significantly with the timing of new product introductions and the economic conditions of each country. Sales for the third quarter ending December 31 of each fiscal year are generally higher than other quarters of the same fiscal year mainly in the G&NS and EP&S segments due to demand in the year-end
holiday season.
Japan:
Sony Marketing (Japan) Inc. markets consumer electronics products mainly through retailers. It also markets professional electronics products and services. For electronic components, Sony sells products directly to wholesalers and manufacturers.
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
Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business in countries other than Japan under the Sony Music Publishing name.

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
The worldwide home entertainment distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through Sony Pictures Home Entertainment, except in certain countries where SPE has joint distribution or sub-distribution
arrangements with other studios, or arrangements with independent local distributors. Product is distributed in various home media formats including DVD,
Blu-ray
Disc
™
and Digital Distribution. Digital Distribution includes electronic sell-through and video-on-demand
distributed on digital platforms, cable networks and direct broadcast satellite (“DBS”) providers.
The worldwide television distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through Sony Pictures Television. SPE’s library of motion pictures and television programming is licensed to linear distributors such as broadcast television networks, digital platforms, cable networks and DBS providers. Digital platforms include subscription and advertising supported platforms (including Sony’s PlayStation
™
Network, Netflix and Amazon Prime Video).
SPE’s television networks are distributed through digital platforms (including SonyLIV in India, as well as Funimation and Pure Flix primarily in North America), cable, DBS providers and telecommunications companies to viewers around the world. These networks generate advertising, subscription and other ancillary revenues.
Financial Services
Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner
®
sales specialists as well as partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2021, Sony Life employed 5,191 Lifeplanner
®
sales specialists. Sony Life maintains an extensive service network which mainly consists of the Lifeplanner
®
channel and the independent agent channel in Japan. The Lifeplanner
®
channel is characterized by recruitment of high-caliber sales professionals from industries outside the life insurance industry, quality improvement through education and training, performance-linked compensation and high productivity. Lifeplanner
®
sales specialists offer custom-made packages. Most of the agents in the independent agent channel are corporate and non-exclusive
agents, primarily shop-style agents. Shop-style agents are a sub-channel
of the independent agent channel, who offer insurance in local stores and provide customers with opportunities to compare various insurers’ products. To enhance Sony Life’s relationship with independent agents, Sony Life’s agent support staff provides independent agents with various support services, including recruiting, training and sales promotion activities. As part of its plan to expand its sales of individual annuity products, Sony Life established AEGON Sony Life Insurance Co., Ltd. (“AEGON Sony Life”) in August 2007 and SA Reinsurance (“SA Re”) in October 2009, both
50-50
joint venture companies with AEGON N.V. AEGON Sony Life and SA Re began operations in Japan in December 2009 and in Bermuda in January 2010, respectively. In January 2020, Sony Life acquired from AEGON International B.V. the remaining 50% stakes of AEGON Sony Life and SA Re, resulting in both AEGON Sony Life and SA Re becoming wholly-owned subsidiaries of SFH. AEGON Sony Life changed its trade name to Sony Life With Insurance Co., Ltd. (“Sony

Life With”) on April 1, 2020. Furthermore, on April 1, 2021, Sony Life undertook an absorption-type merger with Sony Life With, with Sony Life as the surviving company.
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
All Other
Sony DADC group offers Ultra HD
Blu-ray
™
,
Blu-ray
Disc
™
, DVD and CD media replication services as well as digital and physical supply chain solutions to business customers. Sony Storage Media Solutions Corporation sells its storage media products through its own sales forces, as well as through Sony’s sales companies mentioned in the above description of Sales and Distribution for the G&NS, EP&S and I&SS segments.
Sales to External Customers by Geographic Area
The following table shows Sony’s consolidated sales to external customers in each of its major markets for the periods indicated.

	Fiscal year ended March 31
	2019	2020	2021
	(Yen in millions)
Japan	2,591,784	2,472,479	2,962,465
United States	1,982,135	1,864,390	2,153,466
Europe	1,862,166	1,697,791	1,816,244
China	770,416	845,235	762,766
Asia-Pacific	912,193	892,026	861,623
Other Areas	546,993	487,964	442,796

Total	8,665,687	8,259,885	8,999,360

Sources of Supply
Sony procures parts, components and raw materials used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony has a general policy of maintaining multiple suppliers for important parts and components. In the fiscal year ended March 31, 2021, Sony continued to optimize the number of its suppliers to achieve efficiencies and to minimize procurement risks when possible.
When parts, components and raw materials become scarce, it not only causes production costs to rise but also may affect production. For example, semiconductors, LCD panels and other discrete components, which are used in multiple applications, can influence Sony’s performance when the availability of such parts and components is significantly limited. Regarding raw materials, the market price of resin and sheet steel, which are widely used in mechanical parts, electronic parts and components, may also fluctuate and impact the cost of those parts and components. The price of copper may fluctuate and impact the cost of the parts and components that utilize copper, such as printed circuit boards and power cables.

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
Patents and Licenses
Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain of these licenses are important to Sony’s business. Sony products that employ DVD player functionality, including PlayStation
®
4 (“PS4
™
”) and PlayStation
®
5 (“PS5
™
”) hardware, are substantially dependent upon patents that relate to technologies specified in the DVD specifications and are licensed from Dolby Laboratories Licensing Corporation. Sony products that employ
Blu-ray
Disc
™
player functionality and DVD player functionality, including PS4
™
and PS5
™
hardware, are substantially dependent upon patents that relate to technologies specified in the
Blu-ray
Disc
™
specifications and are licensed by MPEG LA LLC and
One-Blue,
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
Key Information
.”
G&NS, EP&S, I&SS and All Other
Sony believes that its product planning and product design expertise, the high quality of its products, its record of innovative product introductions and product improvements, the user experience it provides and the ecosystem that supports such an experience, its price competitiveness derived from reductions in manufacturing and indirect costs, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position. Continuing to provide high-value added products, services and experiences is a key factor by which Sony aims to differentiate itself in these highly competitive markets. Sony believes that the success of the G&NS businesses is determined by the availability of attractive software titles and related content, downloadable content, network services and peripherals. In the I&SS segment, Sony puts significant effort into keeping Sony’s strong competitive position by investing in research and development (“R&D”) and production capacity, while also trying to avoid overinvesting and increasing fixed costs by carefully monitoring customer demand, market trends and demand for end-user
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
Pictures
SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide. SPE competes with other motion picture studios and production companies to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. SPE competes with other companies, in particular technology companies, who are expanding into the production or distribution of film and television programing. In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products. In addition, SPE faces competition to acquire motion pictures and television programming from third parties. In television production and distribution, competition arises from the increasing fragmentation of audiences among broadcast and cable networks, digital platforms, DBS providers and other outlets both within and outside of the U.S. Furthermore, broadcast networks in the U.S., or their affiliated production companies, continue to produce their own shows internally, and major streaming services in and outside the United States are producing more content themselves or acquiring content from affiliated production companies. This competitive environment may result in fewer opportunities to produce shows for such networks and services, and may contribute to shorter lifespans for ordered shows that do not immediately achieve favorable ratings. SPE’s worldwide television networks compete for viewers with broadcast and cable networks, DBS providers, digital platforms and other forms of entertainment. The number of networks around the world continues to drive competition for advertising and subscription revenues, acquisition of programming, and distribution of SPE’s television networks by cable, DBS providers, digital platforms and other distribution systems.
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
Social Responsibility Regulations Such as Environmental and Human Rights Regulations
Sony monitors, evaluates, and complies with laws and regulations that may affect its global operations and purchasing activities with respect to social responsibility, such as environmental, human rights, labor, and occupational health and safety issues. For example, Sony has taken steps to address new regulations or governmental policies related to climate change including carbon disclosure, greenhouse gas emission reduction, carbon taxes and energy efficiency for products in the G&NS, EP&S and I&SS segments.
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
Sony is aware that certain transactions during the fiscal year ended March 31, 2021, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.
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

Sony is not aware of any other activity, transaction or dealing by Sony Group Corporation or any of its affiliates during the fiscal year ended March 31, 2021 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2022, except as described above in connection with the wind-down of its representative office in Iran. Nevertheless, Sony has continued to monitor developments in this area, especially in the light of the United States’ decision that was implemented in its entirety on November 5, 2018 to cease its participation in the Joint Comprehensive Plan of Action of July 14, 2015, among the United States, the United Kingdom, China, France, Russia, Germany, the European Union and Iran and
re-impose
certain secondary sanctions (i.e., laws and regulations that threaten to impose U.S. economic sanctions on
non-U.S.
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

C.	Organizational Structure
The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Group Corporation.

Name of company	Country of incorporation/residence	(As of March 31, 2021) Percentage owned
Sony Global Manufacturing & Operations Corporation	Japan	100.0
Sony Semiconductor Solutions Corporation	Japan	100.0
Sony Semiconductor Manufacturing Corporation	Japan	100.0
Sony Marketing Inc.	Japan	100.0
Sony Mobile Communications Inc.*1	Japan	100.0
Sony Network Communications Inc.	Japan	100.0
Sony Interactive Entertainment Inc.	Japan	100.0
Sony Home Entertainment & Sound Products Inc.*1	Japan	100.0
Sony Storage Media Solutions Corporation	Japan	100.0
Sony Imaging Products & Solutions Inc.*1	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Electronics Corporation*1	Japan	100.0
Sony Financial Holdings Inc.	Japan	100.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Bank Inc.	Japan	100.0
Sony Assurance Inc.	Japan	100.0
Sony Corporation of America*2	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Interactive Entertainment LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
CPT Holdings, Inc.	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Music Publishing LLC	U.S.A.	100.0
Sony Europe B.V.	U.K.	100.0
Sony Interactive Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherlands	100.0
Sony (China) Limited	China	100.0
Sony EMCS (Malaysia) Sdn. Bhd.	Malaysia	100.0
Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0
*1 With the establishment of Sony Group Corporation on April 1, 2021, an absorption-type merger was conducted with Sony Mobile Communications Inc. as the surviving company and Sony Home Entertainment & Sound Products Inc., Sony Imaging Products & Solutions Inc. and Sony Electronics Corporation as the extinguished companies, and the company name changed to “Sony Corporation” after the merger.
*2 On January 1, 2021, an absorption-type merger was conducted with Sony Corporation of America as the surviving company and Sony Americas Holding Inc. as the extinguished company.

D.	Property, Plant and Equipment
Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.
The following table sets forth information as of March 31, 2021 with respect to plants used for the production of products mainly for products and services in the G&NS, EP&S and I&SS segments with floor space of more than 500,000 square feet:

Location	Approximate floor space	Principal products produced
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Manufacturing Corporation — Nagasaki TEC)	2,350,000	CMOS Image Sensors

Kumamoto (Sony Semiconductor Manufacturing Corporation — Kumamoto TEC)	2,294,000	CMOS & CCD Image Sensors, Microdisplay

Kagoshima (Sony Semiconductor Manufacturing Corporation — Kagoshima TEC)	1,789,000	Analog LSI, MMIC

Oita (Sony Semiconductor Manufacturing Corporation — Oita TEC)	975,000	CMOS Image Sensors (Wafer Process)

Kohda, Aichi (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Kohda Site)	904,000	Digital Still Cameras, Interchangeable-lens Cameras, Lenses for Interchangeable-lens Cameras, Lenses, Lens Blocks, Audio Devices, aibo

Inazawa, Aichi (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Inazawa Site)	842,000	Surface Mounted Boards, TVs

Tsuruoka, Yamagata (Sony Semiconductor Manufacturing Corporation — Yamagata TEC)	703,000	CMOS Image Sensors (Wafer Process)

Kosai, Shizuoka (Sony Global Manufacturing & Operations Corporation — Tokai TEC — Kosai Site)	577,000	Broadcasting/Professional Equipment (Cameras/Editing Systems), Projectors, Professional-use Microphones, Professional-use Monitors, Medical Peripheral Equipment, Flow Cytometers

Kisarazu, Chiba (Sony Global Manufacturing & Operations Corporation — Kisarazu TEC)	541,000	PlayStation ® , FeliCa IC Cards and Related Devices, Audio Devices

Outside of Japan:

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	1,183,000	TVs, TV Components, Headphones, BD Players

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	1,021,000	Home Audios, BD Players, BD Recorders, Digital Music Players, Headphones

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,010,000	Optical Pickups

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	1,000,000	Blu-ray Disc ™ ROMs

Wuxi, China (Sony Digital Products (Wuxi) Co., Ltd.)	798,000	Digital Still Cameras, Lens Assembly, Interchangeable-lens Cameras, Lenses for Interchangeable-lens Cameras

Location	Approximate floor space	Principal products produced
	(square feet)

Shanghai, China (Shanghai Souguang Visual Products Co., Ltd.)	541,000	TVs, Projectors, Camcorders, Security Cameras

Bangkadi, Thailand (Sony Device Technology (Thailand) Co., Ltd.)	513,000	Image Sensor Assembly
In addition to the above facilities, Sony has a number of other plants for electronic products throughout the world. Sony owns R&D facilities, and Sony Group Corporation’s headquarters building, with a total floor space of approximately 1,753,000 square feet, in Tokyo, Japan, where administrative functions and product development activities are carried out. Sony Interactive Entertainment Inc. has its corporate headquarters in Sony Group Corporation’s headquarters building and leases additional office space in Tokyo from a third party, where administrative functions, product development, and software development are carried out. Sony Interactive Entertainment LLC and Sony Interactive Entertainment Europe Ltd. lease their offices in the U.S. and Europe, respectively.
SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios, with aggregate floor space of approximately 1,939,200 square feet. SPE also leases office space and motion picture and television support facilities from third parties and affiliates of Sony Group Corporation in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.
SME’s corporate offices are headquartered in New York, NY where it leases office space from SCA. SME also leases office space from third parties in various locations worldwide.
SMP’s corporate offices are headquartered in New York, NY where it leases office space from SCA. Sony Music Publishing LLC also leases office space from third parties and affiliates of Sony Group Corporation in various locations worldwide.
Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.
SCA’s corporate offices are headquartered in New York, NY where it leases office space from a third party.

Item 4A.	Unresolved Staff Comments
None

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results
Operating Performance
The following discussion covers the fiscal years ended March 31, 2020 and 2021. For the discussion covering the fiscal year ended March 31, 2019, please refer to “Item 5.A.” of Sony’s Form
20-F
for the fiscal year ended March 31, 2020 filed with the SEC on June 26, 2020.

	Fiscal year ended March 31
	2020	2021
	(Yen in billions)
Sales and operating revenue	8,259.9	8,999.4
Equity in net income (loss) of affiliated companies	9.6	11.5
Operating income	845.5	971.9
Income before income taxes	799.5	1,192.4
Net income attributable to Sony Group Corporation’s stockholders	582.2	1,171.8
Sales
For the fiscal year ended March 31, 2021, sales and operating revenue (“Sales”) increased 739.5 billion yen compared to the fiscal year ended March 31, 2020
(“year-on-year”)
to 8 trillion 999.4 billion yen. This was mainly due to significant increases in sales in the Game & Network Services (“G&NS”) and Financial Services segments, partially offset primarily by a significant decrease in sales in the Pictures segment. Sales in the previous fiscal year also included 7.9 billion yen in patent royalty revenue resulting from the signing of a licensing agreement, recorded within Corporate and elimination. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

Cost of Sales, Selling, General and Administrative Expenses and Other Operating (Income) Expense, net
“Sales” in the analysis of the ratio of “cost of sales” to sales, the ratio of “research and development (“R&D”) costs” to sales, and the ratio of “selling, general and administrative expenses” (“SGA expenses”) to sales refers only to the net sales and other operating revenue portions of consolidated sales (which excludes financial services revenue). This is because financial services expenses are recorded separately from cost of sales and SGA expenses in the consolidated financial statements. The calculations of all ratios below that pertain to reportable segments include intersegment transactions.
For the fiscal year ended March 31, 2021, cost of sales increased 319.4 billion yen year-on-year
to 5 trillion 72.6 billion yen. The ratio of cost of sales to sales deteriorated year-on-year
from 68.3% to 69.1%. Cost of sales in the current fiscal year included 7.2 billion yen in inventory write-downs of certain image sensors for mobile products, recorded within the Imaging & Sensing Solutions (“I&SS”) segment.
R&D costs (all R&D costs are included within cost of sales) increased 25.9 billion yen year-on-year
to 525.2 billion yen. The ratio of R&D costs to sales remained unchanged from the fiscal year ended March 31, 2020 at 7.2%. For further details, refer to
“Research and Development
” in Item 5.C.
SGA expenses decreased 32.7 billion yen
year-on-year
to 1 trillion 470.0 billion yen. The ratio of SGA expenses to sales improved year-on-year
from 21.6% to 20.0%.
Other operating (income) expense, net, deteriorated 11.1 billion yen year-on-year
to an expense of 7.5 billion yen. This significant deterioration was mainly due to the following factors that occurred in the fiscal year ended March 31, 2021 and the absence of the following factors that occurred in the fiscal year ended March 31, 2020. Refer to Note 20 of the consolidated financial statements.
Factors that occurred in the fiscal year ended March 31, 2021

•	Gain on the sale of a portion of shares of Pledis Entertainment Co., Ltd. (“Pledis”): 6.5 billion yen (Music segment)

•	Gain recorded in connection with a business transfer: 5.4 billion yen (Music segment)

•	An impairment charge against long-lived assets in the nursing care business: 7.4 billion yen (Financial Services segment)
Factors that occurred in the fiscal year ended March 31, 2020

•	Remeasurement and realized gains resulting from the public listing and sale of a portion of shares of SRE Holdings Corporation: 17.3 billion yen (All Other)

•	Realized and remeasurement gains resulting from the transfer of a portion of shares of NSF Engagement Corporation: 6.3 billion yen (Corporate and elimination)
Equity in Net Income (Loss) of Affiliated Companies
For the fiscal year ended March 31, 2021, equity in net income (loss) of affiliated companies increased 1.9 billion yen year-on-year
to income of 11.5 billion yen.
Operating Income
For the fiscal year ended March 31, 2021, operating income increased 126.4 billion yen year-on-year
to 971.9 billion yen. This increase was primarily due to significant increases in operating income in the G&NS, Electronics Products & Solutions (“EP&S”) and Music segments, partially offset by a significant decrease in operating income mainly in the I&SS segment. Operating income for the current fiscal year as well as the previous fiscal year included the above-mentioned factors being recorded as other operating (income) expense, net. Operating income for the current fiscal year also included 5.3 billion yen in expenses related to the Sony Global Relief Fund for
COVID-19
within Corporate and elimination, recorded mainly as SGA expenses.
Other Income and Expenses
For the fiscal year ended March 31, 2021, other income increased by 242.3 billion yen year-on-year,
to 264.2 billion yen, while other expenses decreased by 24.2 billion yen year-on-year,
to 43.7 billion yen. The net amount of other income and other expenses was income of 220.5 billion yen, an improvement of 266.5 billion yen
year-on-year
mainly due to the recording of 247.0 billion yen in unrealized gains on Sony’s shares of Bilibili Inc. (“Bilibili”) and Spotify Technology S.A. in the current fiscal year. The above unrealized gains also included 14.6 billion yen of an unrealized gain on an unlisted equity security and 11.2 billion yen of an unrealized gain on an equity security whose lockup restriction will expire within one year.
The foreign exchange loss, net, decreased by 10.7 billion yen year-on-year,
to 16.1 billion yen.
Interest and dividends in other income of 10.5 billion yen were recorded in the fiscal year ended March 31, 2021, a decrease of 8.8 billion yen year-on-year.
Interest recorded in other expenses totaled 12.2 billion yen, an increase of 1.1 billion yen year-on-year.
Income before Income Taxes
For the fiscal year ended March 31, 2021, income before income taxes increased 392.9 billion yen year-on-year
to 1,192.4 billion yen.
Income Taxes
During the fiscal year ended March 31, 2021, Sony recorded 1.0 billion yen of income tax expense, resulting in an effective tax rate of 0.1%, which was lower than the effective tax rate of 22.2% in the fiscal year ended March 31, 2020. This lower effective tax rate in the fiscal year ended March 31, 2021 was mainly due to the reversal of valuation allowances recorded against deferred tax assets in Japan and the United States. Sony reversed valuation allowances in Japan that were recorded against a significant portion of the deferred tax assets related to the national taxes of Sony Group Corporation and its national tax filing group in Japan, which resulted in a tax benefit of 214.9 billion yen in the three months ended September 30, 2020, and adjusted valuation allowances recorded against deferred tax assets related to local taxes at some companies in Japan, which resulted in a net tax benefit of 7.6 billion yen in the fiscal year ended March 31, 2021. Sony reversed valuation allowances in the United States recorded against the deferred tax assets for foreign tax credits and R&D credits of the consolidated tax filing group, which resulted in a tax benefit of 21.3 billion yen and 13.6 billion yen, respectively, in the fiscal year ended March 31, 2021.
Net Income Attributable to Noncontrolling Interests
For the fiscal year ended March 31, 2021, net income attributable to noncontrolling interests of 19.6 billion yen was recorded, a decrease of 20.5 billion yen year-on-year.
This was primarily due to making Sony Financial Holdings, Inc. (“SFH”) a wholly-owned subsidiary. Refer to Note 16 of the consolidated statements.
Net Income Attributable to Sony Group Corporation’s Stockholders
For the fiscal year ended March 31, 2021, net income attributable to Sony Group Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, increased 589.6 billion yen year-on-year
to 1,171.8 billion yen.
Basic net income per share and diluted net income per share, attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2021 were 952.29 yen and 936.90 yen, respectively, compared with 471.64 yen and 461.23 yen, respectively, for the fiscal year ended March 31, 2020. Refer to Note 22 of the consolidated financial statements.
Operating Performance by Business Segment
The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 27 of the consolidated financial statements.
In addition to those significant trends, uncertainties and events listed herein, refer to
“Trend Information
” in Item 5.D for more information on significant trends, uncertainties and events that had, or may have, an effect on business segment operating performance.

Game & Network Services (G&NS)
Key Financial Figures

	Fiscal year ended March 31
	2020		2021
	(Yen in millions)
Sales to external customers by product category
Digital Software and Add-on Content	1,010,296		1,454,654
Network Services	337,265		382,950
Hardware & Others	572,199		767,109

Sales to external customers	1,919,760		2,604,713
Intersegment sales	57,791		51,565

G&NS segment total sales	1,977,551		2,656,278

G&NS segment operating income	238,400		342,192

	(Units in millions)
Major product unit sales
PlayStation ® 4 hardware	13.5	*	5.7
PlayStation ® 5 hardware	—		7.8

* Effective from the fiscal year ended March 31, 2021, changes have been made to the method of calculating hardware unit sales. Under the new calculation method, returned products are deducted from the number of hardware units sold in the year in which the products were returned, regardless of the time of sale, and sales of factory recertified hardware units are included in the year in which the shipment occurred. Hardware unit sales for the fiscal year ended March 31, 2020 have been reclassified from previously disclosed figures to conform to the presentation for the fiscal year ended March 31, 2021.
For the fiscal year ended March 31, 2021, sales increased 678.7 billion yen year-on-year
to 2 trillion 656.3 billion yen. This significant increase in sales was primarily due to an increase in game software sales, including add-on
content, and an increase in hardware sales due to the launch of PlayStation
®
5 (“PS5
™
”).
Operating income increased 103.8 billion yen
year-on-year
to 342.2 billion yen. This significant increase was primarily due to the impact of the above-mentioned increase in game software sales, and an increase in Network Services sales, primarily from PlayStation
®
Plus (“PS Plus”), partially offset by a loss resulting from strategic price points for PS5
™
hardware that were set lower than the manufacturing costs, as well as an increase in selling, general and administrative expenses related to the launch of PS5
™
. During the current fiscal year, there was a 15.3 billion yen positive impact from foreign exchange rate fluctuations.
Business Environment and Strategy
The operating performance of the G&NS segment for the fiscal year ended March 31, 2021 reflected the strong performance of hardware, software and network services, which were impacted by both an increase in stay-at-home
demand in connection with the
COVID-19
pandemic and by the launch of PS5
™
. In this environment, hardware supply was unable to keep up with the extremely strong demand for PS5
™
hardware. Although supply constraints for semiconductors and other components are expected to continue in the fiscal year ending March 31, 2022, Sony intends to continue to work to secure components and make improvements to production in order to meet the strong demand from its customers. Regarding software and network services, Sony plans to continue the initiatives it undertook in the fiscal year ended March 31, 2021, including investing proactively in its own in-house
studios as well as investing in or partnering with external studios, while focusing on measures to further enhance the attractiveness of its network services such as PS Plus. Through these initiatives, Sony aims to maintain and grow user engagement and further strengthen the PlayStation
®
platform.

Music
Key Financial Figures

	Fiscal year ended March 31
	2020	2021
	(Yen in millions)
Sales to external customers by product category
Recorded Music — Streaming	276,039	337,100
Recorded Music — Others	191,114	179,167
Music Publishing	157,478	156,862
Visual Media & Platform	213,961	254,121

Sales to external customers	838,592	927,250
Intersegment sales	11,317	12,617

Music segment total sales	849,909	939,867

Music segment operating income	142,345	188,056

The Music segment results include the
yen-based
results of Sony Music Entertainment (Japan) Inc. and the
yen-translated
results of Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.
For the fiscal year ended March 31, 2021, sales increased 90.0 billion yen to 939.9 billion yen. The significant increase in sales was primarily due to higher Recorded Music and Visual Media and Platform sales. Sales for Recorded Music increased mainly due to an increase in revenues from streaming services. Sales for Visual Media and Platform increased mainly due to an increase in sales for the anime business primarily reflecting the contribution of
Demon Slayer – Kimetsu no Yaiba – the Movie: Mugen Train
and an increase in revenues for mobile game applications.
Operating income increased 45.7 billion yen
year-on-year
to 188.1 billion yen. This significant increase was primarily due to the impact of the above-mentioned increase in sales, in addition to a 6.5 billion yen gain recorded on the sale of a portion of shares of Pledis and a 5.4 billion yen gain recorded in connection with the transfer of an overseas business.
Business Environment and Strategy
The operating performance of the Music segment for the fiscal year ended March 31, 2021 reflected continued growth in the market for recorded music mainly due to the expansion of digital streaming, as well as the strong performance of Visual Media and Platform primarily resulting from the above-mentioned contribution of
Demon Slayer – Kimetsu no Yaiba – the Movie: Mugen Train
. In this environment, opportunities for investment have steadily increased, and Sony has continued to proactively make investments to strengthen its content IP and its relationships with artists. In order to capitalize on the increase of streaming penetration in emerging markets, Sony is strengthening its approach in emerging markets by proactively investing in local talent and collaborating with local companies. Sony announced the acquisition of the independent Brazilian music label Som Livre in April 2021 and completed its acquisition of AWAL, a music distribution business mainly for independent recording artists, in May 2021. Additionally, by capitalizing on the Music segment’s position as a part of the diverse Sony Group, Sony aims to provide a wide variety of marketing opportunities to its artists going forward. In this manner, Sony intends to continue to invest in content IP and in the discovery and development of artists in this segment, with the goal of achieving continuous profit growth in Recorded Music and Music Publishing, while also continuing to work to strengthen its anime IP through the development and promotion of mobile game applications based on animation titles in Visual Media and Platform.

Pictures
Key Financial Figures

	Fiscal year ended March 31
	2020	2021
	(Yen in millions)
Sales to external customers by product category
Motion Pictures	475,061	271,081
Television Productions	301,224	267,123
Media Networks	234,429	219,376

Sales to external customers	1,010,714	757,580
Intersegment sales	1,140	1,187

Pictures segment total sales	1,011,854	758,767

Pictures segment operating income	68,157	80,478

The Pictures segment results are the
yen-translated
results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”
For the fiscal year ended March 31, 2021, sales decreased 253.1 billion yen, a 25% decrease year-on-year
(a 23% decrease on a U.S. dollar basis), to 758.8 billion yen. The significant decrease in sales was primarily due to decreases in sales for Motion Pictures and Television Productions. The decrease in sales for Motion Pictures was due to the absence of any major theatrical releases in the current fiscal year resulting from the impact of theater closures due to
COVID-19,
partially offset by higher home entertainment sales of prior year and catalog titles. The decrease in sales for Television Productions was due to lower deliveries of new shows primarily due to production delays related to
COVID-19.
Operating income increased 12.3 billion yen
year-on-year
to 80.5 billion yen. The increase in operating income was primarily due to lower marketing costs in Motion Pictures as a result of the absence of major theatrical releases due to
COVID-19,
as well as the impact of the above-mentioned home entertainment sales, partially offset by the above-mentioned decreases in sales. Operating income also benefited from a decrease in charges related to a channel portfolio review in Media Networks which totaled 5.0 billion yen in the current fiscal year compared to 17.0 billion yen in the previous fiscal year.
Business Environment and Strategy
As mentioned above, the operating performance of the Pictures segment for the fiscal year ended March 31, 2021 was significantly impacted by the spread of
COVID-19.
However, as this situation led to an acceleration in consumers viewing content through video streaming services, distributors are increasingly seeking to acquire more content, resulting in the demand for content continuing to increase. In this environment, Sony continued to work to enhance the global appeal of its content and enhance its developed and acquired intellectual property, while also striving to build and maintain strong relationships with top content creators and major networks around the world. Going forward, Sony intends to continue to leverage its advantages as an independent studio, investing in the development and revitalization of owned IP and strengthening its creative capacity to create new IP, in order to continue to produce outstanding video content across diverse genres. Although theatrical releases for Motion Pictures remain important, taking into account the crowded release schedule as theaters re-open,
Sony will be flexible when selecting the channels through which it sells product, with the aim of maximizing the long-term value of each film. Additionally, Sony plans to continue to focus on diversifying and expanding communities of interest through anime distribution, development and distribution of kids’ programming and family and faith-based films, as well as Sony’s network business in India. Sony also aims to further strengthen its efforts toward collaboration within the Sony Group primarily in Motion Pictures and Television Productions.

Electronics Products & Solutions (EP&S)
Key Financial Figures

	Fiscal year ended March 31
	2020	2021
	(Yen in millions)
Sales to external customers by product category
TVs	646,513	709,007
Audio & Video	346,060	313,975
Still and Video Cameras	384,142	338,694
Mobile Communications	362,144	358,580
Other	231,021	182,631

Sales to external customers	1,969,880	1,902,887
Intersegment sales	21,388	17,843

EP&S segment total sales	1,991,268	1,920,730

EP&S segment operating income	87,276	139,180

	(Units in millions)
Major product unit sales
TVs	9.3	9.3
Smartphones within Mobile Communications	3.2	2.9

For the fiscal year ended March 31, 2021, sales decreased 70.5 billion yen year-on-year
to 1 trillion 920.7 billion yen. This decrease in sales was primarily due to a decrease in sales of digital cameras, broadcast- and professional-use
products and Audio and Video resulting from lower unit sales as well as the impact of foreign exchange rates, partially offset by an increase in sales of televisions resulting from an improvement in the product mix.
Operating income increased 51.9 billion yen
year-on-year
to 139.2 billion yen. This significant increase in operating income was primarily due to reductions in operating costs mainly within Mobile Communications, as well as an improvement in the product mix mainly of televisions and digital cameras, partially offset by the impact of the above-mentioned decrease in sales. During the current fiscal year, there was a 6.6 billion yen positive impact from foreign exchange rate fluctuations.
Business Environment and Strategy
Throughout the fiscal year ended March 31, 2021, the operating performance of the EP&S segment was significantly impacted by intermittent disruptions in the supply chain of components caused by various factors including the spread of
COVID-19.
However, the segment was able to respond quickly to these changes and secure a high level of profitability. Additionally, the Mobile Communications business was able to record a profit as a result of its efforts to improve its profitability structure. Although the business environment for the EP&S segment remains unpredictable, Sony intends to continue to strengthen its business operations and its high-value-added products in each product category going forward, in addition to proactively exploring new business areas, with the aim of continuous and stable growth.

Imaging & Sensing Solutions (I&SS)
Key Financial Figures

	Fiscal year ended March 31
	2020	2021
	(Yen in millions)
Sales to external customers	985,259	937,859
Intersegment sales	85,317	74,638

I&SS segment total sales	1,070,576	1,012,497

I&SS segment operating income	235,584	145,876

For the fiscal year ended March 31, 2021, sales decreased 58.1 billion yen year-on-year
to 1 trillion 12.5 billion yen. This decrease in sales was mainly due to a decrease in sales of image sensors for mobile products reflecting a deterioration of the product mix, partially offset by an increase in unit sales. This decrease in sales was also due to the impact of foreign exchange rates and a decrease in sales of image sensors for digital cameras reflecting a decrease in unit sales primarily as a result of the impact of
COVID-19.
Operating income decreased 89.7 billion yen
year-on-year
to 145.9 billion yen. This significant decrease was mainly due to an increase in R&D expenses as well as in depreciation and amortization expenses, the impact of the above-mentioned decrease in sales, the negative impact of foreign exchange rates and the above-mentioned 7.2 billion yen of inventory write-downs of certain image sensors for mobile products whose shipments were suspended as a result of U.S. export restrictions. During the current fiscal year, there was an 8.6 billion yen negative impact from foreign exchange rate fluctuations.
Business Environment and Strategy
The operating performance of the I&SS segment for the fiscal year ended March 31, 2021 reflected a shift in the composition of the market for image sensors for mobile products, mainly resulting from the impact of U.S.-China trade friction. In this environment, Sony has reviewed its business strategy from the perspectives of its customer base, capital investment and R&D. In the fiscal year ending March 31, 2022, Sony aims to recover market share on a volume basis through the diversification and expansion of its customer base, which it began promoting in the previous fiscal year ended March 31, 2021, and to continue to shift to high valued-added models with the aim to return to its previous profitability level after the fiscal year ending March 31, 2022. As the market environment is currently recovering, Sony intends to continue capital expenditures aimed at increasing production capacity in line with the pace of expansion of the business going forward, and it plans to increase capital expenditures in the three-year period ending March 31, 2024 compared with the three-year period ended March 31, 2021. Sony will also continue to actively promote initiatives in new areas such as in-vehicle
and automotive sensing. Through these efforts, Sony aims to maintain the global number one position in imaging applications and attain the global number one position in sensing.
G&NS, EP&S and I&SS
Inventory

	Fiscal year ended March 31
	2020	2021
	(Yen in billions)
G&NS	56.3	76.1
EP&S	206.5	231.3
I&SS	250.5	282.0

Total	513.3	589.4

Manufacturing by Geographic Area
The following tables set forth the G&NS, EP&S and I&SS segments’ total production breakdown of in-house
and outsourced production, and the breakdown of
in-house
production by geographic regions.
Total production breakdown of
in-house
and outsourced production*

	Fiscal year ended March 31
	2020	2021
In-house production	73%	66%
Outsourced production	27%	34%

Total	100%	100%

Breakdown of
in-house
production by geographic regions*
Figures in parentheses indicate the percentage of products that were exported from each geographic region to other regions.

	Fiscal year ended March 31
	2020		2021
Japan	63% (92%	)	61% (92%	)
China	12% (60%	)	13% (53%	)
Asia-Pacific (other than Japan and China)	24% (66%	)	24% (72%	)
Americas and Europe	1% (20%	)	1% (39%	)

Total	100%		100%

*
Because decimals have been rounded upwards, there may be cases in which the sum of individual figures does not equal 100%.
Financial Services
The Financial Services segment results include SFH and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”). The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.
Key Financial Figures

	Fiscal year ended March 31
	2020	2021
	(Yen in millions)
Financial services revenue	1,307,748	1,668,921

Financial Services segment operating income	129,597	164,582
For the fiscal year ended March 31, 2021, financial services revenue increased 361.2 billion yen year-on-year
to 1 trillion 668.9 billion yen mainly due to significant increases in revenue at Sony Life and Sony Bank. Revenue at Sony Life increased 299.2 billion yen year-on-year
to 1 trillion 470.9 billion yen, mainly due to an increase in net gains on investments in the separate accounts, partially offset by a decrease in premiums from single premium insurance despite an increase in the policy amount in force. The increase in revenue at Sony Bank was due to an improvement in valuation gains and losses on securities.
Operating income increased 35.0 billion yen
year-on-year
to 164.6 billion yen due to significant increases in operating income at Sony Bank and Sony Assurance, partially offset by an impairment charge against long-lived assets recorded in the nursing care business. The increase in operating income at Sony Bank was due to the above-mentioned improvement in valuation gains and losses on securities, and the increase in operating income at Sony Assurance was due to a decline in the loss ratio for automobile insurance. Operating income at Sony Life increased 4.5 billion yen year-on-year
to 128.0 billion yen. This increase in operating income was mainly due to a decrease in the provision of policy reserves, primarily driven by the improvement in the stock market and an increase in interest rates, partially offset by an overall deterioration in the provision of policy reserves for minimum guarantees for variable life insurance and other products, resulting from market fluctuations, and net gains and losses on derivative transactions to hedge market risks, as well as expenses recorded for various provisions related to
COVID-19.

Business Environment and Strategy
The operating performance of the Financial Services segment for the fiscal year ended March 31, 2021 reflected conditions in the Japanese economy and bond market. The Japanese economy was buffeted by the spread of
COVID-19.
Beginning in the summer of 2020, restrictions on going outside were lifted as the spread of
COVID-19
began to subside. This factor, coupled with overseas economic recovery, prompted a Japanese economic resurgence. This situation has led to a clear bipolarization in the Japanese economy, with domestic demand lackluster but external demand recovering, which has led to gradual recovery. The bond market was deeply affected by the Bank of Japan’s monetary policy and long-term interest rates in the United States. Amid these circumstances, SFH strove to become the financial services group most highly trusted by customers in Japan, undertaking a variety of measures to maintain a sound financial base, reinforce and expand product and service offerings in order to deliver high value-added products and high-quality services to each of its customers, and enhance SFH’s internal control system. Based on its vision “to be a financial group that helps each and every person achieve their dreams and peace of mind, by staying close to people and using the power of technology to build a society in which people feel uniquely enriched,” SFH aims to achieve sustainable group-wide growth, including growth in profitability, by maximizing value provided to its customers. To realize this goal, SFH intends to focus on five strategic pillars: to strengthen core/unique competitive advantages, to alter its profit structure to withstand low interest rates, to further evolve customer-centric management, to strengthen its competitive edge through technology and to maximize group synergies.
Information on Operations Separating Out the Financial Services Segment
The following schedules show unaudited condensed statements of income for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2020	2021
	(Yen in millions)
Financial services revenue	1,307,748	1,668,921
Financial services expenses	1,179,776	1,496,364
Other operating (income) expenses, net	(1,729)	7,975

	1,178,047	1,504,339
Equity in net loss of affiliated companies	(104)	—

Operating income	129,597	164,582
Other income (expenses), net	(20)	(84)

Income before income taxes	129,577	164,498
Income taxes	36,311	47,068

Net income	93,266	117,430
Less — Net income attributable to noncontrolling interests	483	695

Net income of Financial Services	92,783	116,735

	Fiscal year ended March 31
Sony without Financial Services segment	2020	2021
	(Yen in millions)
Net sales and operating revenue	6,965,971	7,344,111
Costs of sales	4,764,014	5,083,615
Selling, general and administrative	1,497,764	1,465,450
Other operating (income) expense, net	(3,841)	(507)

	6,257,937	6,548,558
Equity in net income (loss) of affiliated companies	9,741	11,487

Operating income	717,775	807,040
Other income (expenses), net	(28,299)	240,402

Income before income taxes	689,476	1,047,442
Income taxes	141,552	(46,365)

Net income	547,924	1,093,807
Less — Net income attributable to noncontrolling interests	7,092	3,552

Net income of Sony without Financial Services	540,832	1,090,255

	Fiscal year ended March 31
Consolidated	2020	2021
	(Yen in millions)
Financial services revenue	1,299,847	1,661,520
Net sales and operating revenue	6,960,038	7,337,840

	8,259,885	8,999,360
Costs of sales	4,753,174	5,072,596
Selling, general and administrative	1,502,625	1,469,955
Financial services expenses	1,171,875	1,488,963
Other operating (income) expenses, net	(3,611)	7,468

	7,424,063	8,038,982
Equity in net income (loss) of affiliated companies	9,637	11,487

Operating income	845,459	971,865
Other income (expenses), net	(46,009)	220,505

Income before income taxes	799,450	1,192,370
Income taxes	177,190	995

Net income	622,260	1,191,375
Less — Net income attributable to noncontrolling interests	40,069	19,599

Net income attributable to Sony Group Corporation’s Stockholders	582,191	1,171,776

All Other
Sales for the fiscal year ended March 31, 2021 decreased 22.2 billion yen year-on-year
to 229.3 billion yen. This decrease in sales was primarily due to a decrease in sales in the battery business, the storage media business and disc manufacturing business.
Operating income decreased 4.9 billion
year-on-year
to 11.4 billion yen. This decrease in operating income was primarily due to the absence of the 17.3 billion yen remeasurement and realized gains resulting from the public listing and sale of a portion of shares of SRE Holdings Corporation recorded in the fiscal year ended March 31, 2020, partially offset by an improvement in the storage media business and an increase in equity in net income from the investment in M3, Inc.
Restructuring
In a highly competitive landscape, Sony has continued to make efforts to optimize the organization and improve the performance of its businesses, and it has undertaken restructuring initiatives including exiting businesses or product categories, reducing headcount, and streamlining its sales and administrative functions. For example, during the fiscal year ended March 31, 2021, Sony implemented various restructuring initiatives mainly within the EP&S segment, including the shutdown and consolidation of manufacturing operations as well as restructuring efforts at sales subsidiaries.
Sony believes the competitive environment will continue to be difficult, and therefore plans to be vigilant with respect to the scale of its businesses and to changes in the environment. Sony will continue to evaluate the cost and profit structure of its businesses and take action to reduce cost where Sony believes appropriate.
The chart below shows the restructuring charges, which include non-cash
charges related to depreciation associated with restructured assets, recorded in the fiscal years ended March 31, 2020 and 2021. For further details, refer to Note 19 of the consolidated financial statements.

	Fiscal year ended March 31
	2020	2021
	(Yen in millions)
Restructuring charges	24,966	25,876
Foreign Exchange Fluctuations and Risk Hedging
During the fiscal year ended March 31, 2021, the average rates of the yen were 106.1 yen against the U.S. dollar and 123.7 yen against the euro, which were 2.6 yen higher and 2.9 yen lower, respectively, than the fiscal year ended March 31, 2020. For the latest yen exchange rates per U.S. dollar, refer to “Selected Financial Data” in “Item 3.
Key Information.
”
For the fiscal year ended March 31, 2021, consolidated sales increased 739.5 billion yen (9%)
year-on-year
to 8,999.4 billion yen. On a constant currency basis, sales increased approximately 10%
year-on-year.
Consolidated operating income increased 126.4 billion yen
year-on-year
to 971.9 billion yen. The foreign exchange fluctuations had a positive impact on the consolidated operating results mainly in the G&NS and EP&S segments.
The table below indicates the foreign exchange impact on sales and operating results in each of the G&NS, EP&S and I&SS segments. For further details, refer to “
Operating Performance by Business Segment
” which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		Fiscal year ended March 31		Impact of changes in foreign exchange rates
		2020	2021	2020 to 2021
		(Yen in billions)
G&NS	Sales	1,977.6	2,656.3	(15.1)
	Operating income	238.4	342.2	+15.3
EP&S	Sales	1,991.3	1,920.7	(17.1)
	Operating income	87.3	139.2	+6.6
I&SS	Sales	1,070.6	1,012.5	(21.4)
	Operating income	235.6	145.9	(8.6)

During the fiscal year ended March 31, 2021, sales for the Music segment increased 11%
year-on-year
to 939.9 billion yen, while sales increased approximately 12%
year-on-year
on a constant currency basis. In the Pictures segment, sales decreased 25%
year-on-year
to 758.8 billion yen, while sales decreased approximately 23% on a U.S. dollar basis. For a detailed analysis of segment performance, refer to the Music and Pictures segments under “
Operating Performance by Business Segment
.” Sony’s Financial Services segment consolidates the
yen-based
results of SFH. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.
During the fiscal year ended March 31, 2021, Sony estimated that a one yen appreciation against the U.S. dollar would have decreased sales in the G&NS, EP&S and I&SS segments by approximately 26.4 billion yen, with almost no impact on operating income. A one yen appreciation against the euro was estimated to decrease sales in these segments by approximately 9.9 billion yen, with a corresponding decrease in operating income of approximately 4.2 billion yen. For more details, refer to “Risk Factors” in “Item 3.
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
Sony Global Treasury Services Plc (“SGTS”) in the U.K. provides integrated treasury services for Sony Group Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Group Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures. Sony Group Corporation and most of its subsidiaries utilize SGTS for this purpose. Sony’s policy of concentrating its foreign exchange exposures means that SGTS and Sony Group Corporation hedge most of the net foreign exchange exposure within the Sony group. Sony has a policy on the use of derivatives that, in principle, SGTS should centrally deal with and manage derivatives with financial institutions for risk management purposes. SGTS enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of these transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures for a period of one month before the actual transactions take place. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives primarily for asset liability management.
To minimize the effects of foreign exchange fluctuations on its operating results, particularly in the G&NS, EP&S and I&SS segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.
Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market
with changes in value recognized in other income and expenses. The notional amount of all the foreign exchange derivative contracts as of March 31, 2020 and 2021 was 1,946.9 billion yen and 1,930.5 billion yen, respectively. The net fair value of all the foreign exchange derivative contracts as of March 31, 2020 and 2021 was an asset of 5.2 billion yen and a liability of 4.5 billion yen, respectively. Refer to Note 14 of the consolidated financial statements.
* Note: In this section, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the previous fiscal year from the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment. The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the fiscal year ended March 31, 2020 to local currency-denominated monthly sales in the fiscal year ended March 31, 2021. For SME and SMP in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Assets, Liabilities and Stockholders’ Equity
The following schedules show unaudited condensed balance sheets for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment, (including noncontrolling interests) and the figures shown in the respective presentations are before the elimination and offsetting of such transactions and deferred tax assets and deffered tax liabilities of each. Such intercompany balances are eliminated and/or offset in the consolidated financial statements.

	Financial Services		Sony without Financial Services		Consolidated
	March 31 2020	March 31 2021	March 31 2020	March 31 2021	March 31 2020	March 31 2021
	(Yen in millions)
Assets
Current assets:
Cash and cash equivalents (*1)	550,039	497,218	962,318	1,289,764	1,512,357	1,786,982
Marketable securities (*2)	1,847,772	2,902,438	—	—	1,847,772	2,902,438
Notes and accounts receivable, trade and contract assets	10,532	15,125	999,976	1,070,079	1,002,920	1,069,894
Inventories	—	—	589,969	637,391	589,969	637,391
Other receivables	73,117	63,725	115,100	220,069	188,106	283,499
Prepaid expenses and other current assets	181,247	181,540	413,496	369,696	594,021	538,540

Total current assets	2,662,707	3,660,046	3,080,859	3,586,999	5,735,145	7,218,744

Film costs	—	—	427,336	459,426	427,336	459,426
Investments and advances (*3)	12,457,977	13,588,848	351,936	749,661	12,734,132	14,263,995
Investments in Financial Services, at cost	—	—	153,968	550,483	—	—
Property, plant and equipment	18,247	19,252	890,640	966,237	908,644	985,434
Other assets:
Right-of-use assets	58,897	66,952	333,753	310,145	392,610	377,094
Intangibles, net	49,871	53,069	856,439	943,236	906,310	996,305
Goodwill	10,834	10,834	773,054	816,315	783,888	827,149
Deferred insurance acquisition costs	600,901	657,420	—	—	600,901	657,420
Deferred income taxes	10,365	1,506	200,021	303,778	210,372	207,470
Other	38,949	35,010	305,028	330,754	340,005	361,803

Total other assets	769,817	824,791	2,468,295	2,704,228	3,234,086	3,427,241

Total assets	15,908,748	18,092,937	7,373,034	9,017,034	23,039,343	26,354,840

Liabilities and Equity
Current liabilities:
Short-term borrowings (*4)	758,737	1,153,504	81,246	166,063	839,983	1,319,567
Short-term operating lease liabilities	9,363	9,422	59,595	63,941	68,942	73,362
Notes and accounts payable, trade	—	—	380,810	599,569	380,810	599,569
Accounts payable, other and accrued expenses	40,457	39,885	1,591,072	1,718,252	1,630,197	1,756,833
Accrued income and other taxes	22,825	3,944	123,171	161,462	145,996	165,406
Deposits from customers in the banking business	2,440,783	2,773,885	—	—	2,440,783	2,773,885
Other	226,455	632,047	514,368	521,753	733,732	1,126,802

Total current liabilities	3,498,620	4,612,687	2,750,262	3,231,040	6,240,443	7,815,424

Long-term debt	240,143	329,157	398,793	448,098	634,966	773,294
Long-term operating lease liabilities	41,192	36,890	273,668	253,369	314,836	290,259
Accrued pension and severance costs	34,211	34,637	290,444	219,466	324,655	254,103
Deferred income taxes	391,883	359,060	173,022	120,576	549,538	366,761
Future insurance policy benefits and other (*5)	6,246,047	6,599,977	—	—	6,246,047	6,599,977
Policyholders’ account in the insurance business	3,642,271	4,331,065	—	—	3,642,271	4,331,065
Other	21,843	18,234	289,574	296,785	289,285	294,302

Total liabilities	14,116,210	16,321,707	4,175,763	4,569,334	18,242,041	20,725,185

Redeemable noncontrolling interest	—	—	7,767	8,179	7,767	8,179
Equity:
Stockholders’ equity of Financial Services	1,790,333	1,768,300	—	—	—	—
Stockholders’ equity of Sony without Financial Services	—	—	3,159,071	4,396,814	—	—
Sony Group Corporation’s stockholders’ equity	—	—	—	—	4,125,306	5,575,839
Noncontrolling interests	2,205	2,930	30,433	42,707	664,229	45,637

Total Equity	1,792,538	1,771,230	3,189,504	4,439,521	4,789,535	5,621,476

Total liabilities and equity	15,908,748	18,092,937	7,373,034	9,017,034	23,039,343	26,354,840

*1 Refer to Cash Flow section below for details regarding the year-on-year
increase in cash and cash equivalents as of March 31, 2021 in all segments excluding Financial Services segment.
*2 Marketable securities as of March 31, 2021 in the Financial Services segment increased year-on-year
mainly due to an increase in the marketable securities mainly at Sony Life.
*3 Investments and advances as of March 31, 2021 in the Financial Services segment increased year-on-year
due to increases in investments and advances mainly at Sony Life.
*4 Short-term borrowings as of March 31, 2021 in all segments excluding the Financial Services segment increased year-on-year
mainly due to conversions from long-term debt to short-term borrowings for long-term debt whose payment terms had become shorter than one year.
*5 Future insurance policy benefits and other as of March 31, 2021 in the Financial Services segment increased year-on-year
due to an increase in future insurance policy benefits mainly at Sony Life.
Investments
The following table contains
available-for-sale
and
held-to-maturity
securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2021
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(Yen in millions)
Financial Services Business:
Available-for-sale securities
Sony Life	2,729,449	195,060	(40,753)	2,883,756
Sony Bank	763,776	5,704	(447)	769,033
Other	88,784	278	(322)	88,740
Held-to-maturity securities
Sony Life	7,563,776	1,720,442	(53,036)	9,231,182
Sony Bank	96,324	633	(113)	96,844
Other	76,774	17,478	(550)	93,702
Total Financial Services	11,318,883	1,939,595	(95,221)	13,163,257
Non-Financial Services:
Available-for-sale securities	757	—	—	757
Held-to-maturity securities	31	—	—	31
Total Non-Financial Services	788	—	—	788
Consolidated	11,319,671	1,939,595	(95,221)	13,164,045
As of March 31, 2021, Sony Life had debt securities with gross unrealized losses of 93.8 billion yen. Of the unrealized loss, 23.8% related to securities in an unrealized loss position for periods greater than 12 months as of March 31, 2021. Sony Life principally invests in Japanese and foreign government and corporate bonds. Almost all of the debt securities in which Sony Life invested were rated higher than or equal to “BBB” or its equivalent by Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) or other rating agencies.
As of March 31, 2021, Sony Bank had debt securities with gross unrealized losses of 0.6 billion yen. Of the unrealized loss, 48.0% related to securities in an unrealized loss position for periods greater than 12 months as of March 31, 2021. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds, and foreign bonds. Almost all of these securities were rated higher than or equal to “BBB” or its equivalent by S&P, Moody’s or other rating agencies.
These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position for greater than 12 months. In addition, there was no individual security with unrealized losses that met the test for impairment as the declines in values were small both in amount and percentage, and the declines in values for those investments were not determined to have resulted from credit losses.

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2021 (93.8 billion yen), maturity dates vary as follows:

• Within 1 year:	—
• 1 to 5 years:	—
• 5 to 10 years:	0.0%
• above 10 years:	100.0%
For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2021 (0.6 billion yen), maturity dates vary as follows:

• Within 1 year:	45.7%
• 1 to 5 years:	27.9%
• 5 to 10 years:	3.8%
• above 10 years:	22.6%
For the fiscal years ended March 31, 2020, Sony Life recorded no net realized gains on available-for-sale
securities. For the fiscal year ended March 31, 2021, the net realized gains on available for sale securities recorded by Sony Life were not significant.
In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by various non-public
companies. The aggregate carrying amount of the investments in non-public
companies as of March 31, 2021 was 82.7 billion yen. A
non-public
equity investment is measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment in the same issuer.
For the fiscal years ended March 31, 2020 and 2021, total realized impairment losses were 9.1 billion yen and 4.8 billion yen, respectively, of which 0.02 billion yen and 0 billion yen, respectively, were recorded in financial services revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the two fiscal years were reflected in non-operating
expenses and primarily relate to certain strategic investments in non-Financial
Services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the two fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result, the decline in the fair value of these companies was judged as an impairment. None of these impairment losses were individually material to Sony.
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
Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. As of March 31, 2021, Sony Life and Sony Bank account for approximately 92% and 7% of the investments in the Financial Services segment, respectively.
Cash Flows
Operating Activities: During the current fiscal year ended March 31, 2021, there was a net cash inflow of 1 trillion 350.2 billion yen from operating activities, an increase of 0.4 billion yen year-on-year.
For all segments excluding the Financial Services segment, there was a net cash inflow of 1 trillion 122.2 billion yen, an increase of 359.3 billion yen year-on-year.
This increase was primarily due to an increase in net income after taking into account non-cash
adjustments (including depreciation and amortization, other operating (income) expense, net and (gain) loss on securities investments, net) as well as an increase in notes and accounts payable, trade compared to a decrease in the previous fiscal year. This increase in net cash inflow was partially offset by an increase in inventory, notes and accounts receivable, trade and contract assets compared to a decrease in the previous fiscal year.

The Financial Services segment had a net cash inflow of 247.6 billion yen, a decrease of 356.6 billion yen year-on-year.
This decrease was primarily due to a
year-on-year
decrease in net income after taking into account
non-cash
adjustments such as (gain) loss on marketable securities and securities investments, net.
Investing Activities: During the current fiscal year ended March 31, 2021, Sony used 1 trillion 781.5 billion yen of net cash in investing activities, an increase of 429.2 billion yen year-on-year.
For all segments excluding the Financial Services segment, there was a net cash outflow of 581.2 billion yen, an increase of 218.1 billion yen year-on-year.
This increase was mainly due to an increase in payments for fixed asset purchases, including semiconductor manufacturing equipment, as well as a cash outflow resulting from a payment for the purchase of shares of Bilibili. Additionally, the previous fiscal year included the cash inflow from the sale of all of Sony’s shares of Olympus Corporation.
The Financial Services segment used 1 trillion 200.4 billion yen of net cash in investing activities, an increase of 211.3 billion yen year-on-year.
This increase was mainly due to a
year-on-year
increase in payments for investments and advances at Sony Bank.
Financing Activities: Net cash inflow from financing activities during the current fiscal year ended March 31, 2021, was 667.0 billion yen, an increase of 601.3 billion yen year-on-year.
For all segments excluding the Financial Services segment, there was a 252.6 billion yen net cash outflow, a decrease of 124.5 billion yen year-on-year.
This decrease was mainly due to the procurement of approximately 2 billion U.S. dollars in the form of a long-term bank loan in July 2020, as well as the redemption of straight bonds and the repayment of long-term debt in the previous fiscal year. This decrease was partially offset by the payment of 396.7 billion yen for the acquisition of all of the common shares and related stock acquisition rights of SFH for the purpose of making SFH into a wholly-owned subsidiary of Sony Group Corporation. In order to fund the acquisition of all of the common shares and related stock acquisition rights of SFH, a total of 396.5 billion yen in short-term bank borrowings was secured in July and October of 2020, of which the entire amount was repaid by the end of March 2021.
In the Financial Services segment, there was a 900.0 billion yen net cash inflow, an increase of 474.7 billion yen year-on-year.
This increase was primarily due to a larger increase in deposits from customers at Sony Bank and an increase in short-term borrowings at Sony Life.
Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2021 was 1 trillion 787.0 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 1 trillion 289.8 billion yen at March 31, 2021, an increase of 327.4 billion yen compared with the balance as of March 31, 2020. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 497.2 billion yen at March 31, 2021, a decrease of 52.8 billion yen compared with the balance as of March 31, 2020.

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

	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021
	(Yen in millions)
Cash flows from operating activities:
Net income (loss)	93,266	117,430	547,924	1,093,807	622,260	1,191,375
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	106,667	59,885	309,975	330,808	416,642	390,693
Amortization of film costs	—	—	329,809	273,044	329,809	273,044
Other operating (income) expense, net	(1,729)	7,975	(3,841)	(507)	(3,611)	7,468
(Gain) loss on marketable securities and securities investments, net	93,088	(478,321)	20,177	(247,033)	113,265	(725,354)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	5,947	(4,594)	55,466	(40,908)	62,654	(37,779)
(Increase) decrease in inventories	—	—	40,315	(57,007)	40,315	(57,007)
(Increase) decrease in film costs	—	—	(361,194)	(280,541)	(361,194)	(280,541)
Increase (decrease) in notes and accounts payable, trade	—	—	(91,435)	211,939	(91,435)	211,939
Increase (decrease) in future insurance policy benefits and other	520,683	905,343	—	—	520,683	905,343
(Increase) decrease in deferred insurance acquisition costs	(99,433)	(102,289)	—	—	(99,433)	(102,289)
(Increase) decrease in marketable securities held in the life insurance business	(124,270)	(156,132)	—	—	(124,270)	(156,132)
Other	10,021	(101,649)	(84,346)	(161,425)	(75,940)	(270,610)

Net cash provided by (used in) operating activities	604,240	247,648	762,850	1,122,177	1,349,745	1,350,150

Cash flows from investing activities:
Payments for purchases of fixed assets	(21,822)	(18,564)	(420,149)	(493,740)	(439,761)	(512,239)
Payments for investments and advances	(1,319,888)	(1,631,017)	(48,853)	(103,143)	(1,367,915)	(1,734,160)
Proceeds from sales or return of investments and collections of advances	343,740	449,081	94,813	20,309	438,553	469,390
Other	8,873	72	11,100	(4,579)	16,845	(4,507)

Net cash provided by (used in) investing activities	(989,097)	(1,200,428)	(363,089)	(581,153)	(1,352,278)	(1,781,516)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	193,709	462,895	(79,752)	201,364	113,724	664,259
Increase (decrease) in deposits from customers, net	258,720	467,286	—	—	258,720	467,286
Dividends paid	(27,189)	(30,454)	(49,574)	(61,288)	(49,574)	(61,288)
Other	61	232	(247,754)	(392,678)	(257,212)	(403,290)

Net cash provided by (used in) financing activities	425,301	899,959	(377,080)	(252,602)	65,658	666,967

Effect of exchange rate changes on cash and cash equivalents	—	—	(21,643)	36,668	(21,643)	36,668

Net increase (decrease) in cash and cash equivalents, including restricted	40,444	(52,821)	1,038	325,090	41,482	272,269
Cash and cash equivalents, including restricted, at beginning of the fiscal year	509,595	550,039	964,218	965,256	1,473,813	1,515,295

Cash and cash equivalents, including restricted, at end of the fiscal year	550,039	497,218	965,256	1,290,346	1,515,295	1,787,564

Less — restricted cash and cash equivalents, included in other current assets and other assets	—	—	2,938	582	2,938	582

Cash and cash equivalents at end of the fiscal year	550,039	497,218	962,318	1,289,764	1,512,357	1,786,982

B.	Liquidity and Capital Resources
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
Funding requirements that arise from maintaining liquidity are principally covered by cash flows from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans.
Sony Group Corporation, SGTS and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,053.6 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2021. There were no amounts outstanding under the CP programs as of March 31, 2021.
If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 579.5 billion yen in unused committed lines of credit, as of March 31, 2021. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1,050 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.
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
Key Information
.”
Cash Management
Sony manages its global cash management activities primarily through SCC in the U.S. and through SGTS in other regions. The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by Sony Group Corporation, SGTS and SCC on a net basis, although Sony recognizes that fund transfers are limited in certain countries and geographic areas due to restrictions on capital transactions. In order to pursue more efficient cash management, cash surpluses among Sony’s subsidiaries are deposited with SGTS and SCC, and cash shortfalls among subsidiaries are covered by loans through SGTS and SCC, so that Sony can make use of excess cash balances and reduce third-party borrowings. Where local restrictions prevent an efficient intercompany transfer of funds, Sony’s intent is that cash balances remain outside of SGTS and SCC and that Sony meet its liquidity needs through ongoing cash flows, external borrowings, or both. Sony does not expect restrictions of capital transactions on amounts held outside of Japan to have a material effect on Sony’s overall liquidity, financial condition or results of operations.
Financial Services segment
The management of SFH, Sony Life, Sony Assurance and Sony Bank recognizes the importance of securing sufficient liquidity to cover the payment of obligations that these companies incur in the ordinary course of business. Sony Life, Sony Assurance and Sony Bank maintain a sufficient cash balance and secure sufficient means to meet their obligations while abiding by laws and regulations such as the Insurance Business Act or the Banking Act of Japan, and restrictions imposed by the Financial Services Agency and other regulatory authorities as well as establishing and operating under company guidelines that comply with these regulations. Sony Life and Sony Assurance establish a sufficient level of liquidity for the smooth payment of insurance claims by investing, primarily in securities, their cash inflows, which come mainly from policyholders’ insurance premiums. Sony Bank maintains a necessary level of liquidity for the smooth settlement of transactions by using its cash inflows, which come mainly from customers’ deposits in local currency, to offer mortgage loans to individuals and to invest mainly in marketable securities. Cash inflows from customers’ deposits in foreign currencies are invested mainly in investment instruments of the same currency.
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
For further information about Sony’s views regarding utilization of cash flow from operating activities generated within the Sony Group for strategic investments, shareholder returns and as cash on hand, refer to “Issues Facing Sony and Management’s Response to those Issues: Financial Targets and Capital Allocation.”

C.	Research and Development
As a creative entertainment company with a solid foundation of technology, Sony promotes R&D based on its mission to “fill the world with emotion through the power of technology.” Sony also believes that it is essential to align itself with the motivations of both creators and users in order to achieve its corporate direction of “getting closer to people.” In September 2020, Sony held its ESG/Technology Briefing, where it provided an explanation of the technologies that provide the foundation for sustainable value creation with a long-term management view. People are at the core of the Sony Group’s wide-ranging business portfolio, which is centered around the goals of “moving people’s hearts,” “connecting people to people” and “supporting people.” Sony aims to contribute to solving the challenges that people, society and the planet face through its technology as the societal significance of its businesses grows. Under current circumstances, where restrictions have been placed on the gathering and movement of people, Sony aims to deliver
Kando
(emotion) as well as the safety and security that support
Kando
through its “3R Technologies.” These include technologies that pursue “Reality” and “Real-time,” whose value Sony has previously delivered to its customers, together with the added element of “Remote.” Additionally, in December 2020 Executive Deputy President Toru Katsumoto was appointed as Chief Technology Officer, with the aim of further strengthening the technology areas that empower all of Sony’s businesses.
Through Corporate R&D (Sony’s R&D organization), Sony is realizing contributions to the entire Sony Group, setting the direction for robust technological development over the mid-
to long-term, and enhancing open innovation. While supporting R&D activities in each business, Sony is accelerating technological evolution through the Sony Group’s diverse business portfolio and creating group synergies. Although Corporate R&D activities are mainly focused on the next three to ten years, Sony allocates up to 5% of R&D expenses toward discovering the seeds of new technologies for the long-term, so that it can flexibly respond to changes in trends over the mid-
to long-term.
Sony carries out Corporate R&D activities in collaboration with multiple R&D centers in Japan, China, Europe and the United States, utilizing the different characteristics and strengths of each area. In an effort to further strengthen its R&D presence overseas, Sony established two new R&D centers in Bengaluru and

Mumbai, India, and one in Shenzhen, China, in July 2020 and September 2020, respectively. While striving to attract skilled research personnel locally, Sony will promote further collaboration between the various businesses within the Sony Group. Additionally, Sony continues to strive to enhance ease of movement for management and personnel between each R&D center and strengthen its R&D from more diverse perspectives. For cross-sectional projects such as those in the Entertainment and Financial Services areas, Sony assembles teams with members from various organizations to promote R&D activities through the flexible and efficient collection of knowledge. Sony is also proactively taking part in open innovation, including collaboration with universities and other research institutions, in an effort to gain insight into the motivations of creators and users from a wider perspective to enhance the potential of its business.
R&D costs for the fiscal year ended March 31, 2021 increased by 25.9 billion yen to 525.2 billion yen. The ratio of R&D costs to total revenue excluding Financial Services was 7.2%, unchanged from the previous fiscal year.
The following table includes R&D costs in the fiscal years ended March 31, 2020 and 2021.

	Fiscal year ended March 31
	2020	2021
	(Yen in billions)
R&D costs
G&NS	126.7	144.6
EP&S	145.9	134.4
I&SS*	150.6	168.9
Corporate R&D	44.1	43.3

Total	499.3	525.2

* R&D costs in the I&SS segment for the fiscal year ended March 31, 2020 are reclassified to conform to the scope of R&D costs for the fiscal year ended March 31, 2021 due to a change in the scope of expenses included in R&D costs of the I&SS segment in the fiscal year ended March 31, 2021. As a result of this reclassification, R&D costs for I&SS have increased by 7,082 million yen in the fiscal year ended March 31, 2020 compared to the amount before the reclassification. This change of the scope of R&D costs does not affect Sony’s consolidated R&D costs or operating income of the I&SS segment for the fiscal year ended March 31, 2020.

D.	Trend Information
This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.
Issues Facing Sony and Management’s Response to those Issues
The global economy fell sharply in the first half of 2020 as a result of a significant suppression of economic activity due to the worldwide spread of
COVID-19.
In the latter half of 2020, balanced measures to curb infections and expand economic activities were implemented around the world, and the economy has been recovering moderately, despite the impact of a resurgence of
COVID-19.
Although the situation will vary by country and region, further economic recovery is expected due to the effects of vaccinations. However, a high degree of uncertainty regarding the outlook for the global economy remains due to the potential impact of the spread of new strains of
COVID-19.
Sony has a wide range of businesses globally. In addition to changes in the global economy caused by the spread of
COVID-19,
changes in U.S.-China trade friction and global shortages of semiconductors and other components are impacting each of Sony’s business segments.
In this business environment, Sony has continued to prioritize management with a long-term view, with the goal of enhancing the corporate value of the entire Sony Group.
On May 26, 2021, Sony held its Corporate Strategy Meeting. Focusing on the keywords of creativity, technology and the world (community), Chairman, President and CEO Kenichiro Yoshida presented Sony’s corporate strategy from a long-term view as a creative entertainment company with a solid foundation of technology, around the axis of its Purpose (or reason for being) to “fill the world with emotion (or Kando) through the power of creativity and technology,” which he established as part of Sony’s corporate culture following his appointment as CEO three years ago.

He stated that in order to deliver Kando to even more users through the content that Sony creates together with creators, Sony plans to further strengthen its partnerships in the area of
Direct-to-Consumer
(“DTC”) services, and accelerate its initiatives and investments, particularly in the mobile and social spaces, with the aim of expanding the number of people around the world directly connected to the Sony Group due to their desire to consume entertainment from the current number of approximately 160 million to 1 billion people.
Sony plans to continue to leverage the Group’s diverse strengths around the axis of its Purpose, in order to create new value for creators and users from a long-term view, and drive the further evolution and growth of its business.
Review of Past Initiatives (from the fiscal year ended March 31, 2013 through the fiscal year ended March 31, 2021)
Positioning Kando and people (who are the subject of Kando) as the axis of Sony’s management, Sony has achieved the following:

•	Reformed the branded hardware business to achieve profitability

•	Implemented structural reforms also at the group headquarters level and focused on premium products without pursuing scale.

•	Generated stable cash flow and turned the mobile business profitable.

•	Focused on CMOS image sensors in the components business

•
Concentrated resources particularly in CMOS image sensors within the area of components, and implemented initiatives to strengthen Sony’s competitive advantage in CMOS image sensors, where Sony has set a target of becoming No. 1 in the world, not only in imaging applications, but also in sensing.

•	Invested in content IP and DTC

•	Investment accelerated in particular over the past three years starting with the acquisition of EMI Music Publishing.

•	In the G&NS segment, network sales increased almost tenfold in the fiscal year ended March 31, 2021 compared to the fiscal year ended March 31, 2014.
Current State of the Sony Group
With increased investment capability from a financial perspective, and a change in group architecture to facilitate greater collaboration, Sony believes the foundations for long-term growth are in place.

•	In terms of financial strength, investment capability has increased

•	The ability of the Sony Group as a whole to generate cash flow has increased significantly, and its financial foundations have been reinforced.

•	In terms of group architecture, a structure for greater collaboration across the Sony Group was established

•	New Sony Group architecture introduced as of April 1, 2021 based on the overarching concept of Kando.

•
The mission of Sony Group Corporation, which is equidistant to all of Sony’s businesses, as the sole headquarters of the Sony Group, is to lead and support the evolution of the Sony Group through its array of talent and technology.

•	Independent management teams have been established in each business, with the heads of each business new to their roles since 2017.
Value Creation Centered on Purpose
Kando will remain the axis of Sony’s management and getting closer to people will remain its corporate direction. To continue to evolve and grow around the axis of its Purpose, Sony plans to leverage its investment capability and the structure it has established to enhance collaboration across its diverse businesses, and to take advantage of changes such as the following that are taking place in the service, mobile and social spaces.

•	Services: subscription business models are driving growth in the entertainment industry

•	Mobile: smartphones have become an integral part of the infrastructure through which entertainment is enjoyed and social engagement occurs

•	Social: integration of entertainment and social is leading to new forms of content creation and distribution
Sony’s long-term corporate strategy as a creative entertainment company with a solid foundation of technology is to create value focusing on the keywords of creativity, technology and the world (community). In order to realize this goal, in the three years from the fiscal year ending March 31, 2022 through the fiscal year ending March 31, 2024, Sony plans to allocate 2 trillion yen for strategic investment, and to continue to proactively engage in investment towards growth, in the areas of (i) IP/DTC, (ii) technology, and (iii) share repurchases, in order of priority.

•	Creativity

•	Providing venues to demonstrate creativity and efforts to maximize the value of works

•
Kimetsu no Yaiba
or
Demon Slayer
– taking an original comic and extending it to an anime TV series, feature film, theme song, as well as games going forward, is one example of how the full diversity of the Sony Group’s business is being deployed to maximize the value of IP that was generated by a creator.

•
Multiple projects are underway between SPE and Sony Interactive Entertainment LLC to leverage PlayStation
®
game IP in movies and TV shows, including the hit title
Uncharted
, which is currently being made into a film.

•	Sony is taking other steps, including collaboration between SPE and Sony Music to leverage the Sony Group’s diverse businesses and help creators maximize how they demonstrate their creativity .

•	Getting closer to even more creators

•
In the music business, Sony is working to increase the services it provides to artists signed to its existing labels, to artists signed to independent labels through The Orchard, and to individual independent artists through its acquisition, completed in May 2021, of AWAL, a music distribution business that was part of Kobalt Music Group Limited.

•	Technology

•	Generating Kando by providing both the technology creators use to make their creations, and the technology that users use to experience those creations.

•	Since its founding, the Sony Group has accumulated a wealth of creation technology primarily in the audio and visual spaces. These include:

•	CMOS image sensors which are a key component of smartphones that help users around the world transform themselves into creators.

•	The Airpeak drone built for creators that combines imaging, sensing and robotics technologies.

•	Mirrorless Alpha ™ cameras that allow creators to capture what they have never been able to before with their high-resolution and high-speed performance.

•	Virtual production technologies for the film-making industry that utilize “Crystal LED” to deliver outstanding picture quality.

•	Experiential technology found in Sony’s suite of products, including those with audio and visual technology, delivers emotionally-impactful content to users.

•	PS5 ™ features audio, visual, and haptic feedback technology through its controller, all of which enable users to experience games with a sense of reality, in real time, and in an immersive manner.

•	Building upon the knowledge gained since launching PlayStation ® VR, the latest sensing technology is scheduled to be included in the next generation VR system.

•	Sony AI Inc. and Sony Interactive Entertainment LLC are jointly developing AI technologies that can make game experiences even richer and more enjoyable.

•	World (Community)

•	Formation and expansion of communities of interest

•
Leveraging DTC services such as the PlayStation
™
Network and Funimation, and collaboration between areas such as anime and games, Sony aims to contribute to the formation and activation of communities of interest (where people share emotionally-impactful experiences and similar interests), and through that fill the world with Kando.

•	Expanding the number of people around the world directly connected to the Sony Group

•
Through collaboration between its entertainment businesses (such as games, pictures and music), alliances with external partners, and enhanced initiatives in the services, mobile and social spaces, Sony aims to further expand these communities of interest and, thereby, increase the number of people around the world directly connected to the Sony Group out of a desire to consume entertainment from the current number of approximately 160 million people to 1 billion people.

•
Sony aims to increase user engagement on the PlayStation
™
Network, which is the Sony Group’s largest DTC service and community, by strengthening the PlayStation
™
Now cloud streaming game service. To enhance its software offerings, Sony intends to continue investing in or partnering with external studios while investing in its in-house
studios.

•
Fate/Grand Order (FGO) is a prime example of how Sony is deploying its anime-related IP. Going forward, Sony will continue to actively release mobile games based on anime-related IP around the world, and further focus on deploying PlayStation’s proprietary IP to mobile as well.

•	In the PlayStation ® business, Sony will seek to expand the community through investments in IP, group collaboration within Sony, and investment in social and mobile.

•	Contributing to the increased safety and productivity of society, and to a healthier planet through mobility and internet of things (or IoT) sensing

•	Sony is continuing to develop the VISION-S Prototype vehicle as an area of exploration, with the aim of contributing to mobility in the future.

•	Sony believes that by contributing to the safety of mobility though its automotive sensing technology, it can help the transportation space evolve into a new field of entertainment.

•
Sony’s sensing technology can also contribute to the evolution of IoT technology, which leads to the enhanced productivity of society. Sony has developed an edge AI solution incorporating its CMOS image sensors and is currently conducting verification tests, in areas such as retail. Through distributed data processing incorporating AI, this solution significantly reduces the amount of data produced and power consumed by IoT devices, resulting in a lower impact on the natural environment. The solution also has positive implications for security and privacy.

•	Responsibility and contribution to people, society and the Earth

•
Sony will continue to implement various activities including support in response to
COVID-19,
support for social justice and anti-racist initiatives around the world, including the “Global Social Justice Fund,” and initiatives to address environmental issues in each business within the Sony Group.

Financial Targets and Capital Allocation
<Third
Mid-Range
Plan — Financial Targets and Results>
In the third
mid-range
plan announced on May 22, 2018, which charted the path forward for Sony over the three years started on April 1, 2018 and ended on March 31, 2021 (“third mid-range
plan”), Sony targeted total cash flows from operating activities for all segments excluding the Financial Services segment of 2.2 trillion yen or more. The results for the three-year period from the fiscal year ended March 31, 2019 through the fiscal year ended March 31, 2021 were approximately 2.6 trillion yen, a level significantly exceeding the target established for the third mid-range
plan. Approximately 0.2 trillion yen in cash flow was also generated from the sale of businesses and assets. In terms of the allocation of cash generated (“capital allocation plan”), Sony planned to spend approximately 1.1 to 1.2 trillion yen on capital expenditure mainly in CMOS image sensors. It ultimately spent approximately 1.2 trillion yen. In addition, Sony planned to spend the remaining 1 to 1.1 trillion yen on strategic investments in an effort to further enhance Sony’s corporate value. It spent approximately 1.4 trillion yen. Strategic investments were mainly comprised of approximately 390 billion yen used to fully consolidate EMI, including the assumption of EMI’s interest-bearing debt, approximately 400 billion yen used to fully consolidate SFH, and 300 billion yen in repurchases of Sony’s own shares. Sony also allocated approximately 170 billion yen to shareholder returns in the form of dividends. For the three years from the fiscal year ended March 31, 2019 through the fiscal year ended March 31, 2021, Sony achieved a ROE of 27.3%, 14.8% and 24.2%, respectively, maintaining its financial target of ROE of 10% or more.
<Fourth
Mid-Range
Plan — Financial Targets*>
On April 28, 2021, Sony announced the financial targets for a fourth mid-range plan (“fourth mid-range
plan”) that charts the path forward for Sony over the next three fiscal years, started on April 1, 2021 and ending on March 31, 2024. In order to continue managing Sony with a long-term view, a three-year cumulative key performance indicator has been established. That indicator, which will be the most important metric of group performance for the fourth mid-range
plan, is Adjusted EBITDA**. Sony will target total Adjusted EBITDA of 4.3 trillion yen on a consolidated basis for the three fiscal years started on April 1, 2021 and ending on March 31, 2024. Management believes that Adjusted EBITDA is a performance metric suitable for the long-term management that Sony prioritizes. This is because (i) it represents the sustainable earnings power of a business as it does not include the effects of one-time
gains and losses, (ii) it enables management to confirm that all the businesses of the Sony Group, including the Financial Services business which has become a wholly-owned subsidiary, are expanding over the mid-
to long-term through cycles of investment and return, and (iii) it is often used to calculate corporate value.
Regarding the capital allocation plan in the fourth
mid-range
plan, Sony has established a capital expenditure target of 1.5 trillion yen and a strategic investment target of 2 trillion yen or more including share repurchases as it aims to grow its business over the longer-term, beyond the duration of the plan. As in the past, Sony plans to increase dividends in a stable manner over the long term. Sony expects to fund its allocation of capital through expected cash generation of 3.8 trillion yen or more over the three fiscal years started on April 1, 2021 and ending on March 31, 2024. The expected cash generation includes 3.1 trillion yen or more of consolidated operating cash flow excluding the Financial Services segment, 300 billion or more of cash flow generated from the sale of businesses and assets executed as needed as well as borrowing with a strict eye on financial discipline, and 400 billion of cash left-over from the period of the third mid-range
plan and before.
* Because Sony will voluntarily adopt International Financial Reporting Standards (“IFRS”) starting in the first quarter of the fiscal year ending March 31, 2022, the financial figures in the fourth mid-range
plan are based on IFRS.
** EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the following formula.
EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense — Gain on revaluation of equity securities, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs included in Content assets and deferred insurance acquisition costs.
Adjusted EBITDA excludes the profit and loss amount that Sony deems to be non-recurring
and discloses in the Quarterly Financial Statements, the Earnings Presentation Slides, the Quarterly Securities Reports and the Form
20-F.

EBITDA and Adjusted EBITDA are not measures in accordance with IFRS. However, Sony believes that this disclosure may be useful information to investors. EBITDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results and cash flows in accordance with IFRS.
For details on the performance of each business segment in the fiscal year ended March 31, 2021, as well as the business environment and strategy of each business segment, also refer to “Operating Results” in “Item 5.
Operating and Financial Review and Prospects.
”
Corporate Policy Regarding the Spread of
COVID-19
Sony is primarily focused on ensuring the safety of its employees and their families, as well as its customers and other stakeholders, in addition to preventing the further spread of
COVID-19.
Sony is also striving to answer the needs of society and its customers to the best of its ability, and to minimize the impact of the virus on its business. To accomplish these objectives, Sony is working to gather information and swiftly carry out necessary actions. As discussed above, Sony is also continuing to fulfill its social responsibility as a global company through various measures such as establishing a relief fund to support people around the world who have been affected by the spread of
COVID-19.
For details of actual measures undertaken by Sony, refer to the following website: https://www.sony.com/en/SonyInfo/covid_19_response/.
Group Environmental
Mid-Term
Targets “Green Management 2025”
Sony’s long-term vision is to achieve a “zero environmental footprint” throughout all stages of its product lifecycles and business activities by 2050. Additionally, Sony’s mid-term
environmental targets have been backcasted (calculated backwards) in order to determine the necessary intermediate steps that need to be taken by the end of the fiscal year ending March 31, 2026 to achieve this long-term goal.
In September 2020, Sony Group Corporation announced the establishment of group environmental mid-term
targets under Green Management 2025, effective from the fiscal year ending March 31, 2022 through the fiscal year ending March 31, 2026. Based on the following four pillars, Sony will implement various initiatives to reduce the Sony Group’s environmental footprint:

•	Reduce the amount of plastic and energy used by products
In response to the serious and growing problem of ocean plastic pollution, Sony aims to implement the following initiatives to reduce the amount of plastic:

•	Packaging materials: eliminate plastic packaging from newly-designed small electronics products and reduce the amount of plastic packaging per product unit by 10%* for other product sizes.

•	Electronics products: reduce the amount of virgin oil-based plastics per product unit by 10%* and accelerate the introduction of recycled plastics.

•	Power consumption: reduce the amount of annual power consumption per product unit by 5%* because product use accounts for a majority of lifecycle GHG (“greenhouse gas”) emissions of a product.
* Average reduction rate compared to the level for the fiscal year ended March 31, 2019.

•	Implement measures to mitigate climate change at facilities, such as expanding the use of renewable energy
Sony has joined RE100, an initiative sponsored by the international non-government
organization The Climate Group and CDP. It aims to use 100% renewable electricity at all of its business facilities by 2040. Sony plans to increase its use of renewable electricity to 15%* or more of total electricity use at its facilities globally and is pursuing implementation efforts tailored to each region.
* Under Green Management 2025, in accordance with RE100’s provisions, the amount of renewable electricity used at facilities is set as a percentage target.

•	Enhance engagement with raw material and component suppliers and subcontractors along the supply chain
In order to reduce the environmental impact of its supply chain, Sony has requested the cooperation of its raw materials and component suppliers and manufacturing subcontractors. In accordance with Green Management 2025, Sony will further enhance its engagement with them as follows.

•	Set mid- and long-term targets for GHG emission reduction that take into consideration the long-term reduction targets sought by the international community, and perform progress management

•	Set water consumption reduction targets and perform progress management, which take into consideration the water depletion risk in the areas where each site is located.

•	Continue to prohibit the use of certain substances specified by Sony in its manufacturing processes and perform appropriate management.

•	Strengthen efforts, particularly in the entertainment field, to raise awareness of sustainability issues
Through activities such as hosting special events and utilizing characters from animated movies, the entire Sony Group has helped to raise awareness of the Sustainable Development Goals (SDGs), including those in relation to the environment, to more than 2 billion people around the world. Sony will continue to promote these activities and, primarily through its entertainment content, will seek to encourage more than 2.5 million people to engage in environmental activities.
Sony was the first Japanese company to have its Green Management 2020 climate change targets approved as Science-Based Targets (SBT)*. Sony has taken into consideration its long-term goals when formulating its climate change targets for Green Management 2025, and the climate change target to be achieved by the end of the fiscal year ending March 31, 2036 has been again approved by SBT as a 1.5°C target. Green Management 2025 serves as a milestone toward the climate change target.
* An international initiative to encourage companies to set science-based greenhouse gas reduction targets in order to limit the increase in the average global temperature due to climate change to 1.5 degrees Celsius above pre-industrial
levels.
Sony Group Corporation also plans to continue to participate in the World Wildlife Fund (WWF)’s Climate Savers Programme, which aims to achieve reductions in greenhouse gas emissions. Sony’s climate change targets are verified by WWF and a third-party verification body for their degrees of difficulty and progress.
Further details of Green Management 2025 and actual measures undertaken by Sony are reported in Sony’s Sustainability report available on the following website: https://www.sony.com/en/SonyInfo/csr_report/.

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

F.	Contractual Obligations, Commitments, and Contingent Liabilities
The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2021. The references to the notes below refer to the corresponding notes within the consolidated financial statements.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Yen in millions)
Contractual obligations and commitments:
Short-term debt (Note 11)	1,187,868	1,187,868	—	—	—
Long-term debt (Notes 8 and 11)
Finance lease obligations and other	85,564	16,068	21,490	15,252	32,754
Other long-term debt	819,429	115,631	180,151	200,188	323,459
Interest on other long-term debt	17,370	3,108	4,116	3,941	6,205
Operating lease obligations, including imputed interest (Note 8)	398,283	79,980	120,722	66,743	130,838
Purchase commitments (Note 26)
Contracts for the production or purchase of motion pictures, television programming or certain rights and rights to broadcast certain live action sporting events	105,921	53,970	42,878	8,466	607
Contracts with recording artists, songwriters and companies	149,021	64,276	43,394	16,999	24,352
Sponsorship contracts related to advertising and promotional rights	5,396	5,355	41	—	—
Long-term contracts for development, distribution and publishing of game software	32,959	8,135	7,442	5,425	11,957
Purchase agreements for Ellation Holdings, Inc.	130,084	130,084	—	—	—
Purchase agreements for the shares and related assets of certain subsidiaries of Kobalt Music Group Limited* (Note 28)	47,605	47,605	—	—	—
Purchase commitments for fixed assets, materials, and other	340,414	210,528	86,159	36,254	7,473
Future insurance policy benefits and other and policyholders’ account in the life insurance business** (Note 10)	31,787,434	665,563	1,431,867	1,449,065	28,240,939
Gross unrecognized tax benefits*** (Note 22)	45,740	—	—	—	—
Total	35,153,088	2,588,171	1,938,260	1,802,333	28,778,584
* This amount was the contractual price of this acquisition as of March 31, 2021, subject to customary working capital and other adjustments. For the actual amount that was paid, refer to Note 28 of the consolidated financial statements.
** Future insurance policy benefits and other and policyholders’ account in the life insurance business are the estimated future cash payments to be made to policyholders and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. The sum of the cash payments shown for all years in the table of 31,787.4 billion yen exceeds the corresponding liability amount of 10,864.9 billion yen included in the consolidated balance sheets as of March 31, 2021. Refer to Note 10 of the consolidated financial statements.
*** The total amount represents the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. The settlement period for the liability, which totaled 45.7 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities. Refer to Note 22 of the consolidated financial statements.
The following items are not included in either the above table or the total amount of commitments outstanding as of March 31, 2021:

•	The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 2 billion yen to Japanese defined benefit pension plans and approximately 12 billion yen to foreign defined benefit pension plans during the fiscal year ending March 31, 2022. Refer to Note 15 of the consolidated financial statements.

•
The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was approximately 37.3 billion yen as of March 31, 2021. Refer to Note 26 of the consolidated financial statements.

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

Refer to Item 8 A. “Consolidated Statements and Other Financial Information” for legal proceedings and Note 26 of the consolidated financial statements for guarantees issued, including product warranties.
Critical Accounting Policies and Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sony evaluates its estimates, which are based on historical experience, future projections and various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may significantly differ from these estimates. The timing and extent to which the spread of
COVID-19
may negatively impact Sony’s business will depend on future developments, which are uncertain. This uncertainty could result in greater variability in accounting estimates and assumptions. Sony considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgment and estimates on the part of management in its application. Sony believes that the following represents its critical accounting policies.
Investments
Sony’s investments include debt and equity securities accounted for under both the cost and equity method of accounting. The allowance for credit losses is evaluated and recorded for debt securities as necessary.
Debt securities designated as
available-for-sale
are regularly reviewed for impairment. For such debt securities which are at an unrealized loss position, Sony determines whether a decline in fair value below the amortized cost basis has resulted from a credit loss or other factors by considering not only the length of time a security has been in an unrealized loss position but also factors such as the extent to which the fair value is less than the amortized cost basis, adverse conditions specifically related to the security, payment structure of the debt security, failure of the issuer of the security to make scheduled interest or principal payments and any changes to the related ratings, in conjunction with the possibility that Sony sells such security before recovery of its amortized cost basis. Sony compares the present value of cash flow expected to be collected from the security with the amortized cost basis. If the present value of cash flows expected to be collected is less than the amortized cost basis, an allowance for credit losses is recorded up to the amount that the fair value is less than the amortized cost basis in the consolidated statements of income. Any impairment that is not accounted for as the allowance for credit losses is recorded through other comprehensive income (loss), net of applicable taxes.
The assessment on the risk of credit losses for debt securities designated as held-to-maturity
is performed on a regular basis. Sony develops an estimate of expected credit losses over the contractual term by considering available information relevant to assessing the collectability of cash flows including internal information, external information, or a combination of both relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for such credit losses is recorded in income to present the net amount expected to be collected by such debt securities.
The assessment of credit losses for debt securities is often subjective in nature and involves certain assumptions and estimates concerning the credit risk ratings, expected operating results, business plans and future cash flows of the issuer of the security. Accordingly, it is possible that Sony will record an allowance for credit losses for debt securities in the future, where such an allowance for credit losses is not currently recorded based on the assessment of subsequently available information such as a deterioration in the credit risk rating, continued poor operating results, future broad declines in the value of worldwide equity markets and the effect of worldwide interest rate fluctuations. As a result, downward adjustments in income may be recorded in the future due to the recording of such allowance for credit losses.
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
Management believes that the estimates of future cash flows and fair values are reasonable, including, but not limited to, the potential impacts arising from the spread of
COVID-19;
however, changes in estimates resulting in lower future cash flows and fair values due to unforeseen changes in Sony’s businesses or assumptions could negatively affect the valuations of long-lived assets.
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
In the fourth quarter of the fiscal year ended March 31, 2021, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the total amount of goodwill allocated to the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value, and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
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
For all reporting units with goodwill, fair value exceeded the carrying amount, and therefore no impairment existed in the fiscal year ended March 31, 2021. Also, fair value of reporting units with significant goodwill exceeded their respective carrying values by at least 10.0%. For indefinite lived intangible assets, fair value exceeded the carrying amount, and therefore no impairment existed.
The carrying amounts of goodwill by segment as of March 31, 2021 are as follows:

Yen in millions
Game & Network Services	172,360
Music	408,823
Pictures	172,482
Electronics Products & Solutions	16,140
Imaging & Sensing Solutions	46,510
Financial Services	10,834

Total	827,149

A discussion of the significant assumptions, other than the MRP described above, including a sensitivity analysis with respect to their impact, of the fair value of Sony’s reporting units for the impairment analysis performed for the fiscal year ended March 31, 2021 is included below:

•	The discount rates ranged from 5.2% to 12.1%. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have resulted in an impairment.

•
The growth rates applied to the terminal values for reporting units within the G&NS, EP&S and I&SS and Financial Services segments ranged from approximately 1.0% to 1.5%. The growth rates beyond the MRP period for the reporting units in the Music segment ranged from 0% to 7.5%, and in the Pictures segment ranged from 3.0% to 4.5%. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have resulted in an impairment.

•
The earnings multiple used to calculate the terminal value in the Pictures reporting units was 10.0x. A hypothetical reduction in the earnings multiple by 1.0x, holding all other assumptions constant, would not have resulted in an impairment.

Management believes that the assumptions used to estimate the fair value in the goodwill impairment tests are reasonable, including, but not limited to, the potential impacts arising from the spread of
COVID-19;
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
To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 0.6% for its Japanese pension plans as of March 31, 2021. The discount rate was determined by using information about yields on high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about yields is collected from published market information and credit rating agencies. The 0.6% discount rate is the same as the rate used for the fiscal year ended March 31, 2020 and reflects current Japanese market interest conditions.
To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 2.5% and 2.6% as of March 31, 2020 and March 31, 2021, respectively. The actual return on pension plan assets for the fiscal years ended March 31, 2020 and 2021 was a 1.3% gain and a 12.6% gain, respectively. The difference between the expected long-term rate of return and the actual rate of return on pension plan assets was primarily due to the positive performance in the global equity markets during the fiscal year ended March 31, 2021 due to the expectation of global economic recovery, following the deployment of the

COVID-19
vaccine. Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over a certain period, thereby reducing the year-to-year
volatility in pension costs. As of March 31, 2020 and March 31, 2021, Sony had, with respect to Japanese pension plans, net actuarial losses of 223.4 billion yen and 163.4 billion yen, respectively, including losses related to pension plan assets. The net actuarial loss decreased mainly due to the actual rate of return on pension plan assets being higher than the expected long-term rate of return. Refer to Note 15 of the consolidated financial statements.
The following table illustrates the effect on the fiscal year ending March 31, 2022 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2021 constant, for Japanese pension plans.

Change in assumption	Projected benefit obligations	Pension costs	Net income
(Yen in billions)
25 basis point increase / decrease in discount rate	-/+17.4	+/-0.2	-/+0.1
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	-/+1.1	+/-0.8
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
As a result of prior losses, as of March 31, 2021, total established valuation allowances against deferred tax assets were 276.4 billion yen. This amount includes a valuation allowance of 13.5 billion yen relating to national tax and 126.6 billion yen relating to local tax at Sony Group Corporation and its national tax filing group in Japan.
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
Management bases its estimates of ultimate revenue for each film on several factors including the historical performance of similar genre films, the star power of the lead actors and actresses, the expected number of theaters at which the film will be released, anticipated performance in the home entertainment, television and other ancillary markets, and agreements for future sales. Management updates such estimates on a regular basis based on the actual results to date and estimated future results for each film. For example, a film with lower than expected theatrical revenues in its initial weeks of release would generally have its theatrical, home entertainment and television distribution ultimate revenues adjusted downward; a failure to do so would result in the understatement of amortized film costs for the period.
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
Recent Accounting Pronouncements
On February 3, 2021, Sony announced that its Board of Directors approved the voluntary adoption of IFRS for its consolidated financial statements, in lieu of the currently applied U.S. GAAP. This decision was made with the goal of further streamlining and maintaining the quality of Sony’s financial and management reporting systems over the mid-
to long-term, and improving the international comparability of financial information in the capital markets. Sony plans to disclose its consolidated financial statements in accordance with IFRS from the first quarter of the fiscal year ending March 31, 2022. As a result, recent accounting pronouncements not yet adopted under U.S. GAAP have been excluded from this disclosure.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Group Corporation (the “Corporation”), their responsibility as a director or officer, date of birth, the number of years they have served as a director or officer, and other principal business activities outside the Corporation as of June 22, 2021.
Board of Directors

Kenichiro Yoshida
Responsibility as a Director: —
Date of Birth: October 20, 1959
Number of Years Served as a Director: 7 years
Principal Business Activities Outside the Corporation: Outside Director, M3, Inc.
Brief Personal History:
April 1983	Joined the Corporation
July 2000	Joined Sony Communication Network Corporation (currently Sony Network Communications Inc.)
September 2000	Outside Director, So-net M3, Inc. (currently M3, Inc.) (present)
May 2001	SVP, Sony Communication Network Corporation
April 2005	President and Representative Director, Sony Communication Network Corporation
December 2013	EVP, CSO and Deputy CFO, Corporate Executive Officer, the Corporation
April 2014	EVP and CFO, Representative Corporate Executive Officer, the Corporation
June 2014	Director, the Corporation (present)
April 2015	Executive Deputy President and CFO, Representative Corporate Executive Officer, the Corporation
April 2018	President and CEO, Representative Corporate Executive Officer, the Corporation
June 2020	Chairman, President and CEO, Representative Corporate Executive Officer, the Corporation (present)

Hiroki Totoki
Responsibility as a Director: —
Date of Birth: July 17, 1964
Number of Years Served as a Director: 2 years
Principal Business Activities Outside the Corporation: Outside Director, Recruit Co., Ltd.
Brief Personal History:
April 1987	Joined the Corporation
February 2002	Representative Director, Sony Bank Incorporated
June 2005	Director, Corporate Executive Officer and Senior Managing Director, Sony Communication Network Corporation (currently Sony Network Communications Inc.)
April 2012	Representative Director, Corporate Executive Officer and Senior Managing Director, So-net Entertainment Corporation (currently Sony Network Communications Inc.)
April 2013	Representative Director, Corporate Executive Officer, Deputy President and CFO, So-net Entertainment Corporation
December 2013	SVP, Corporate Executive, the Corporation
November 2014	President and CEO, Sony Mobile Communications Inc. (currently Sony Corporation)
June 2015	Director, Chairman, So-net Corporation (currently Sony Network Communications Inc.)
April 2016	EVP, Corporate Executive Officer, the Corporation Officer in charge of New Business Platform Strategy, the Corporation President and Representative Director, So-net Corporation
June 2017	CSO, the Corporation Officer in Charge of Mid-to-Long Term Business Strategy, New Business
April 2018	Representative Corporate Executive Officer, CFO, the Corporation
June 2018	Senior EVP, the Corporation
Outside Director, Recruit Co., Ltd. (present)
June 2019	Director, the Corporation (present)
June 2020	Executive Deputy President and CFO, Representative Corporate Executive Officer, the Corporation (present)

Shuzo Sumi
Responsibility as a Director: Chairman of the Board Chair of the Nominating Committee
Date of Birth: July 11, 1947
Number of Years Served as a Director: 4 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1970	Joined Tokio Marine & Fire Insurance Co., Ltd.
June 2000	Director and Chief Representative in London, Overseas Division, Tokio Marine & Fire Insurance Co., Ltd.
June 2002	Managing Director, Tokio Marine & Fire Insurance Co., Ltd.
October 2004	Managing Director, Tokio Marine & Nichido Fire Insurance Co., Ltd.
June 2005	Senior Managing Director, Tokio Marine & Nichido Fire Insurance Co., Ltd.
June 2007	President & Chief Executive Officer, Tokio Marine & Nichido Fire Insurance Co., Ltd. President & Chief Executive Officer, Tokio Marine Holdings, Inc.
June 2013	Chairman of the Board, Tokio Marine & Nichido Fire Insurance Co., Ltd. Chairman of the Board, Tokio Marine Holdings, Inc.
June 2014	Outside Director, Toyota Industries Corporation (present)
April 2016	Senior Executive Advisor, Tokio Marine & Nichido Fire Insurance Co., Ltd. (present)
June 2017	Director, the Corporation (present)

Tim Schaaff
Responsibility as a Director: Director in charge of Information Security
Date of Birth: December 5, 1959
Number of Years Served as a Director: 8 years
Brief Personal History and Principal Business Activities Outside the Corporation:
December 1982	Joined New England Digital Corporation
July 1991	Joined Apple Computer, Inc.
1998	Vice President, Apple Computer, Inc.
December 2005	Senior Vice President, Sony Corporation of America
November 2006	Deputy President, Technology Development Group, the Corporation
June 2008	President, Sony Media Software and Services Inc.
December 2009	Director, President, Sony Network Entertainment International LLC
June 2013	Director, the Corporation (present)
July 2015	Chief Product Officer, Intertrust Technologies Corporation (present)

Toshiko Oka
Responsibility as a Director: Chair of the Audit Committee
Date of Birth: March 7, 1964
Number of Years Served as a Director: 3 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1986	Joined Tohmatsu Touche Ross Consulting Limited
July 2000	Joined Asahi Arthur Anderson Limited
September 2002	Principal, Deloitte Tohmatsu Consulting Co., Ltd. (currently ABeam Consulting Ltd.)
April 2005	President and Representative Director, ABeam M&A Consulting Ltd. (currently PwC Advisory LLC)
April 2016	Partner, PwC Advisory LLC
June 2016	CEO, Oka & Company Ltd. (present)
June 2018	Director, the Corporation (present)
June 2019	Outside Director, Happinet Corporation (present)
June 2020	Outside Director, ENEOS Holdings, Inc. (present)
April 2021	Professor, Graduate School of Global Business, Meiji University (present)

Sakie Akiyama
Responsibility as a Director: Member of the Compensation Committee
Date of Birth: December 1, 1962
Number of Years Served as a Director: 2 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1987	Joined Arthur Andersen & Co.
April 1994	Founder and CEO, Saki Corporation
October 2018	Founder, Saki Corporation (present)
June 2019	Director, the Corporation (present) Outside Director, Japan Post Holdings Co., Ltd. (present) Outside Director, Orix Corporation (present)
June 2020	Outside Director, Mitsubishi Corporation (present)

Wendy Becker
Responsibility as a Director: Chair of the Compensation Committee
Date of Birth: November 2, 1965
Number of Years Served as a Director: 2 years
Brief Personal History and Principal Business Activities Outside the Corporation:
September 1987	Brand Manager, Procter & Gamble Company
September 1993	Consultant, McKinsey & Company, Inc.
December 1998	Partner, McKinsey & Company, Inc.
February 2008	Managing Director, Residential, TalkTalk, The Carphone Warehouse Ltd. Board member, Member of Remuneration Committee, Whitbread plc
September 2009	Chief Marketing Officer, Vodafone Group plc
September 2012	Chief Operating Officer, Jack Wills Ltd.
October 2013	CEO, Jack Wills Ltd.
February 2017	Board member, Chair of Remuneration Committee, Great Portland Estates plc (present)
September 2017	Board member, Logitech International S.A. (present)
June 2019	Director, the Corporation (present)
September 2019	Chair of the Board, Chair of Nominating Committee, Logitech International S.A. (present)

Yoshihiko Hatanaka
Responsibility as a Director: Member of the Nominating Committee Member of the Compensation Committee
Date of Birth: April 20, 1957
Number of Years Served as a Director: 2 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1980	Joined Fujisawa Pharmaceutical Co., Ltd. (currently Astellas Pharma Inc.)
June 2005	Corporate Executive, Vice President, Corporate Planning, Corporate Strategy, Astellas Pharma Inc.
April 2006	Corporate Executive of Astellas Pharma Inc. and President & CEO, Astellas US LLC and President & CEO, Astellas Pharma US, Inc.
June 2008	Senior Corporate Executive of Astellas Pharma Inc. and President & CEO, Astellas US LLC and President & CEO, Astellas Pharma US, Inc.
April 2009	Senior Corporate Executive, Chief Strategy Officer and Chief Financial Officer, Astellas Pharma Inc.
June 2011	Representative Director, President & CEO, Astellas Pharma Inc.
April 2018	Representative Director, Chairman of the Board, Astellas Pharma Inc. (present)
June 2019	Director, the Corporation (present)

Adam Crozier
Responsibility as a Director: Member of the Nominating Committee
Date of Birth: January 26, 1964
Number of Years Served as a Director: 1 year
Brief Personal History and Principal Business Activities Outside the Corporation:
January 1995	Joint CEO, Saatchi & Saatchi Group Ltd.
January 2000	CEO, The Football Association
February 2003	CEO, Royal Mail Group Ltd.
April 2010	CEO, ITV plc
April 2017	Non-Executive Chairman, Whitbread plc (present)
December 2018	Non-Executive Chairman, ASOS plc (present)
February 2020	Non-Executive Chairman, Kantar Group Ltd. (present)
June 2020	Director, the Corporation (present)

Keiko Kishigami
Responsibility as a Director: Member of the Audit Committee
Date of Birth: January 28, 1957
Number of Years Served as a Director: 1 year
Brief Personal History and Principal Business Activities Outside the Corporation:
October 1985	Joined Peat Marwick Minato (currently Ernst & Young ShinNihon LLC)
August 1989	Registered as Certified Public Accountant (present)
December 1997	Partner, Century Audit Corporation (currently Ernst & Young ShinNihon LLC)
May 2004	Representative Partner (position currently defined as “Senior Partner”), Ernst & Young ShinNihon (currently Ernst & Young ShinNihon LLC)
September 2018	Board Member, WWF Japan (present)
June 2019	Outside Auditor, Okamura Corporation (present)
June 2020	Director, the Corporation (present) Outside Auditor, Sumitomo Seika Chemicals Company, Limited (present)

Joseph A. Kraft Jr.
Responsibility as a Director: Member of the Audit Committee Director in charge of Information Security
Date of Birth: May 12, 1964
Number of Years Served as a Director: 1 year
Brief Personal History and Principal Business Activities Outside the Corporation:
July 1986	Joined Morgan Stanley Inc.
January 2000	Managing Director, Morgan Stanley Inc.
April 2007	Managing Director, Head of Capital Markets Division, Dresdner Kleinwort Japan
March 2010	Deputy Branch Manager & Managing Director, Bank of America Merrill Lynch Japan
July 2015	CEO, Rorschach Advisory Inc. (present)
June 2020	Director, the Corporation (present)
Corporate Executive Officers
In addition to Kenichiro Yoshida and Hiroki Totoki, the four individuals set forth below are the current Corporate Executive Officers of Sony Group Corporation as of June 22, 2021. Refer to “Board Practices” below.

Shigeki Ishizuka
Responsibility as an Officer: Vice Chairman, Representative Corporate Executive Officer, Support for Electronics Businesses Area, Officer in charge of Disc Manufacturing Business, Storage Media Business and Quality Management

Date of Birth: November 14, 1958
Number of Years Served as a Corporate Executive Officer: 1 year
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1981	Joined the Corporation
August 2004	Managing Director, Corporate Executive, Sony EMCS Corporation (currently Sony Global Manufacturing & Operations Corporation)
November 2006	President, Digital Imaging Business Group, the Corporation
June 2007	SVP, Corporate Executive, the Corporation
June 2009	President, Device Solutions Business Group, the Corporation
April 2012	President, Digital Imaging Business Group, the Corporation
April 2015	EVP, Corporate Executive Officer, the Corporation
April 2017	Representative Director and President, Sony Imaging Products & Solutions Inc.
June 2018	Senior EVP, the Corporation
April 2020	Representative Director, President and CEO, Sony Electronics Corporation
June 2020	Vice Chairman, Representative Corporate Executive Officer, the Corporation (present)

Toru Katsumoto
Responsibility as an Officer: Executive Deputy President and CTO, Corporate Executive Officer, Officer in charge of R&D, Support for Medical Business
Date of Birth: October 14, 1957
Number of Years Served as a Corporate Executive Officer: 3 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1982	Joined the Corporation
November 2012	SVP, Corporate Executive, the Corporation
April 2013	Representative Director and President, Sony Olympus Medical Solutions Inc.
January 2016	Director, Sony Olympus Medical Solutions Inc.
January 2017	President, Medical Business Group, the Corporation
April 2017	Representative Director and Deputy President, Sony Imaging Products & Solutions Inc.
April 2018	EVP, Corporate Executive Officer, the Corporation
June 2019	Senior EVP, Corporate Executive Officer, the Corporation
June 2020	Executive Deputy President, Corporate Executive Officer, the Corporation
December 2020	Executive Deputy President and CTO, Corporate Executive Officer, the Corporation (present)

Shiro Kambe
Responsibility as an Officer: Senior EVP, Officer in charge of Legal, Compliance, Privacy, Corporate Communications, Sustainability and External Relations
Date of Birth: December 18, 1961
Number of Years Served as a Corporate Executive Officer: 7 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1984	Joined the Corporation
June 2010	SVP, Corporate Executive, the Corporation
June 2014	EVP, Corporate Executive Officer, the Corporation
June 2020	Senior EVP, Corporate Executive Officer, the Corporation (present)

Kazushi Ambe
Responsibility as an Officer: Senior EVP, Officer in charge of Human Resources and General Affairs
Date of Birth: April 23, 1961
Number of Years Served as a Corporate Executive Officer: 5 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1984	Joined the Corporation
October 2001	Vice President, Sony Ericsson Mobile Communications
April 2006	Senior Vice President, Sony Corporation of America
November 2014	SVP, Corporate Executive, the Corporation
June 2016	EVP, Corporate Executive Officer, the Corporation
June 2020	Senior EVP, Corporate Executive Officer, the Corporation (present)
Kenichiro Yoshida, Hiroki Totoki, Shigeki Ishizuka, Toru Katsumoto, Shiro Kambe and Kazushi Ambe are engaged on a full-time basis by Sony Group Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B.	Compensation
Under the Financial Instruments and Exchange Act of Japan and related regulations, Sony Group Corporation is required to disclose the total remuneration paid by Sony Group Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that Sony Group Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2021 filed on June 22, 2021 with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.

(1) Total amounts of remuneration for Directors and Corporate Executive Officers and the number thereof

	Fixed remuneration		Remuneration linked to business results		Stock acquisition rights (*5)		Restricted stock (*7)		Phantom Restricted Stock Plan (*8)
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
		Million Yen		Million Yen		Million Yen		Million Yen		Million Yen
Directors	14	183	—	—	—	—	14	66	1	53
				(*3)		(*6)
(Outside Directors) (*1, 2)	(13)	(163)	(—)	(—)	(—)	(—)	(13)	(59)	(1)	(53)
Corporate Executive Officers	6	424	6	578	6	443	6	476	1	122
				(*4)						(*9)
Total	20	606	6	578	6	443	20	542	2	174
*1 The number of persons does not include two Directors who concurrently serve as Corporate Executive Officers, because Sony Group Corporation does not pay any additional remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.
*2 The number of persons includes four Directors who resigned on the day of the Ordinary General Meeting of Shareholders held on June 26, 2020.
*3 Sony Group Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.
*4 This is the amount of remuneration linked to business results for the fiscal year ended March 31, 2021 that was paid in June 2021.
*5 This is the amount of expenses Sony Group Corporation recorded during the fiscal year ended March 31, 2021 applicable to the stock acquisition rights that were granted.
*6 Sony Group Corporation does not grant stock acquisition rights to Directors who do not concurrently serve as Corporate Executive Officers.
*7 This is the amount of expenses Sony Group Corporation recorded during the fiscal year ended March 31, 2021 applicable to restricted stock.
*8 The phantom restricted stock plan referenced above includes (i) the amount which is to be paid to one Director who resigned on June 22, 2021, the date of the Ordinary General Meeting of Shareholders and (ii) the amount which was paid to one former Corporate Executive Officer who retired from Sony Group Corporation on March 31, 2021. Sony Group Corporation recorded 1,344 million yen in expenses during the fiscal year ended March 31, 2021 applicable to the phantom restricted stock plan for Directors and Corporate Executive Officers.
*9 This is the amount applicable to points accumulated during the term in office of a Corporate Executive Officer from April 2016 to June 2018.

(2) Amounts of remuneration for Directors and Corporate Executive Officers on an individual basis.

Name	Position (*1)	Fixed Remuneration (*2) (Yen in millions)	Remuneration linked to business results (*2) (*3) (Yen in millions)	Phantom restricted stock plan (Yen in millions)	Total (*2) (Yen in millions)	Granted number of stock acquisition rights (*4) (Ten thousand shares)	Granted number of restricted stock (*5) (Ten thousand shares)
Kenichiro Yoshida	Director, Chairman, President & CEO, and Representative Corporate Executive Officer (*6) (*7)	195	350	—	545	15	5
Hiroki Totoki	Director, Executive Deputy President & CFO, and Representative Corporate Executive Officer (*6) (*7)	66	70	—	136	3	1.5
Shigeki Ishizuka	Vice Chairman, Representative Corporate Executive Officer (*7)	56 (*8)	57 (*8)	—	113 (*8)	2	0.5
Toru Katsumoto	Executive Deputy President & CTO, Corporate Executive Officer (*7)	58 (*8)	60 (*8)	—	118 (*8)	2	1
Shiro Kambe	Senior Executive Vice President, Corporate Executive Officer (*7)	48	50	—	98	2	0.6
Kazushi Ambe	Senior Executive Vice President, Corporate Executive Officer (*7)	46	49	—	95	2	0.6

Name	Position (*1)	Phantom restricted stock plan (Yen in millions) *9
Ichiro Takagi	Sony Corporation Vice Chairman, Director	122
*1 This chart shows remuneration for Directors and Corporate Executive Officers who received, or who became likely to receive, total remuneration exceeding 100 million yen from Sony Group Corporation and its subsidiaries during the fiscal year ended March 31, 2021. Titles are as of the date of submission of this document.
*2 Due to rounding, individual sums may not total 100%.
*3 For the metrics and actual financial results used to determine the amount of remuneration linked to business results, please refer to “Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2021” below.
*4 The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2021 was 2,209 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 17 of the consolidated financial statements for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Group Corporation’s common stock (“Common Stock”) exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2021 for accounting purposes and should not be regarded as any indication or prediction of Sony with respect to its future stock performance.

*5 This indicates the total number of shares of restricted stock granted in the fiscal year ended March 31, 2021 for Corporate Executive Officers. The issue price per share of restricted stock was 7,384 yen.
*6 As noted above, Sony Group Corporation does not pay any remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.
*7 Apart from the remuneration contained in the table, Sony Group Corporation also provided certain personal benefits and perquisites, including fringe benefits and in some instances amounts to pay income taxes related to perquisites, totaling 8 million yen to Kenichiro Yoshida, 1 million yen to Hiroki Totoki, 1 million yen to Toru Katsumoto, 1 million yen to Shiro Kambe and 1 million yen to Kazushi Ambe, and Sony Corporation (former company name: Sony Electronics Corporation) also provided certain personal benefits and perquisites, including fringe benefits and in some instances income taxes related to perquisites totaling 1 million yen to Shigeki Ishizuka, all during the fiscal year ended March 31, 2021.
*8 Remuneration paid to Shigeki Ishizuka includes 46 million yen in fixed compensation and 47 million yen in performance-based compensation from Sony Corporation (former company name: Sony Electronics Corporation), and paid to Toru Katsumoto includes 12 million yen in fixed compensation and 12 million yen in performance-based compensation from Sony Corporation (former company name: Sony Imaging Products & Solutions Inc.).
*9 This is the amount applicable to points accumulated during the term in office of a Corporate Executive Officer from April 2016 to June 2018.
(3) Basic policy regarding Director and Senior Executive remuneration
The basic policy regarding remuneration for Directors and Senior Executives determined by the Compensation Committee is as follows:
(a) Basic policy regarding Director remuneration
Since the primary duty of Directors is to oversee management’s operation of Sony, which is a global company, the following two elements have been established as the basic policy for the determination of remuneration of Directors in order to improve that oversight function. No Director remuneration is paid to those Directors who concurrently serve as Corporate Executive Officers.

•	Securing a talent pool of Directors possessing requisite abilities from a global perspective; and

•	Ensuring the effectiveness of the supervisory function of Directors.
Based on the above, Director remuneration shall consist of the following components. The amount of each component and its percentage of total remuneration shall be set at an appropriate level determined in accordance with the basic policy above and research conducted by a third party regarding remuneration of directors of both Japanese and non-Japanese
companies.

Type of remuneration	Description

Fixed remuneration
•  Set at an appropriate level determined based on research conducted by a third party regarding remuneration of directors of both Japanese and non-Japanese
companies with a view to the level of responsibility of the Director and maintaining competitiveness for securing talent.

Remuneration linked to stock price (restricted stock)
•  Granted to further promote shared values between Directors and shareholders and incentivize Directors to develop and maintain a sound and transparent management system.

•  Any Director to whom restricted stock is granted, in principle, may not sell or transfer the granted shares during his or her tenure. This restriction is removed on the date such Director resigns.

Phantom restricted stock plan
•  Points determined by the Compensation Committee shall be granted to Directors every year during their term in office. Then, when they resign, the remuneration amount shall be calculated by multiplying the closing price of common stock by the individual’s accumulated points.

* Because Sony replaced the phantom restricted stock plan for Directors with restricted stock from the fiscal year ended March 31, 2018, Sony did not grant new points to Directors during the fiscal year ended March 31, 2021.

(b) Basic policy regarding Senior Executive remuneration
Senior Executives are key members of management responsible for executing the operations of Sony as a whole, or of their respective businesses. In order to further improve the business results of Sony, the following two elements have been established as the basic policy for the determination of remuneration of Senior Executives.

•	Securing a talent pool possessing requisite abilities from a global perspective; and

•	Providing effective incentives to improve business results on a short-, mid- and long-term basis.
Based on the above, Senior Executive remuneration shall primarily consist of the following components. The amount of each component and its percentage of total remuneration shall be at an appropriate level determined in accordance with the above basic policy and the individual’s level of responsibility. The amount and percentage will also be based on research conducted by a third party regarding remuneration of management of both Japanese and non-Japanese
companies, with an emphasis on linking Senior Executive remuneration to business results and shareholder value.

Type of remuneration	Description

Fixed remuneration
•  Set at an appropriate level determined based on research conducted by a third party regarding remuneration of management of both Japanese and non-Japanese
companies with a view to the level of responsibility of the Senior Executive and maintaining competitiveness for securing talent.

Remuneration linked to business results
•  Structured appropriately and based on appropriate metrics to ensure that such remuneration effectively incentivizes Senior Executives to achieve financial targets for the mid-
to long-term and financial targets for the fiscal year for which compensation will be paid.

•  Specifically, the amount to be paid to Senior Executives shall be determined based on the level of achievement of the two metrics below and can fluctuate, in principle, from 0% to 200% of the standard payment amount depending on the level of achievement.

(1)   Certain key performance indicators linked to the consolidated or individual business results of Sony during the fiscal year, such as return on equity (“ROE”), net income attributable to Sony Group Corporation’s stockholders and operating cash flow (“financial performance KPIs”), indicators which are selected based on the areas for which each Senior Executive is responsible.

(2)   Individual performance in the area(s) for which each Senior Executive is responsible.

•  Included in the individual performance portion will be an evaluation of the Senior Executive’s efforts to accelerate collaboration among the businesses of Sony to achieve value creation through One Sony and his or her efforts to implement sustainability initiatives from the perspective of social value creation and ESG (environment, social and governance).

•  The standard payment amount shall be determined so that it is a percentage of the Senior Executive’s total cash compensation (fixed remuneration plus remuneration linked to business results) that is appropriate to each individual’s level of responsibility.

Type of remuneration	Description

Remuneration linked to stock price (Stock acquisition rights and restricted stock)
•  Stock acquisition rights and restricted stock are granted to incentivize Senior Executives to increase mid-to
long-term shareholder value.

•  In principle,
one-third
of the total number of exercisable stock acquisition rights will become exercisable each year after the allotment date, starting one year after the allotment date. (All of the allocated stock acquisition rights will be exercisable after three years from the allotment date.)

•  The Senior Executives to whom restricted stock is granted, in principle, may not sell or transfer the granted stock before the third anniversary date of the Ordinary General Meeting of Shareholders of the fiscal year when the restricted stock was granted.

•  In principle, Senior Executives who have greater management responsibility and influence over Sony as a whole shall have a higher proportion of their remuneration linked to the stock price. (Please see below “Reference: Executive compensation package designed to focus on long-term management.”)

•  The amount of remuneration linked to the stock price shall be determined so that it is a percentage of the Senior Executive’s total compensation (remuneration linked to the stock price plus total cash remuneration) that is appropriate to each individual’s level of responsibility.

Phantom restricted stock plan
•  Points determined by the Compensation Committee shall be granted to Senior Executives every year during their tenure. Then, when they resign, the remuneration amount shall be calculated by multiplying the closing price of common stock by the individual’s accumulated points.

(Reference: Executive compensation package designed to focus on long-term management)
The bar chart below shows the components of remuneration for Corporate Executive Officers for the fiscal year ended March 31, 2021. The standard payment amount is used to depict remuneration linked to business results and remuneration linked to stock price is calculated based on the fair value of stock acquisition rights and the issue price of restricted stock as of the date granted in the fiscal year ended March 31, 2021. Accordingly, the proportion of each component based on the amount actually paid will differ from the chart below.

(4) Procedures to determine remuneration of Directors and Senior Executives
The Compensation Committee or bodies or individuals under the supervision of the Compensation Committee determine the amount and content of the compensation for each Director and Senior Executive based on the policy outlined above. In principle, each year at the meeting of the Compensation Committee held after the Ordinary General Meeting of Shareholders, the Compensation Committee determines the amount of basic remuneration and the content of each Director’s and Corporate Executive Officer’s compensation for the corresponding fiscal year. At the meeting of the Compensation Committee held after the corresponding fiscal year end, the Compensation Committee determines the final amount of compensation of each Director and Corporate Executive Officer. As for Senior Executives who are not Corporate Executive Officers, bodies or individuals under the supervision of the Compensation Committee make those determinations.
For remuneration linked to business results, the Compensation Committee determines the standard payment amount, the financial performance KPIs (including the proportion of each indicator) and the targets for individual performance for each Senior Executive. Thereafter, the Compensation Committee determines the amount of such remuneration based on the level of achievement of the financial performance KPIs and each executive’s individual performance at the meeting of the Compensation Committee held after the corresponding fiscal year end for Corporate Executive Officers. Bodies or individuals under the supervision of the Compensation Committee make those determinations for Senior Executives other than Corporate Executive Officers.
The Compensation Committee or bodies or individuals under the supervision of the Compensation Committee determined the amount of compensation of each Director and Senior Executive for the fiscal year ended March 31, 2021 according to the procedure described above.
(5) Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2021
For the fiscal year ended March 31, 2021, the standard payment amount for remuneration linked to business results for Corporate Executive Officers was determined to be between 60% and 100% of the amount of their fixed remuneration depending on their level of responsibility.
The formula to calculate the amount of the remuneration linked to business results to be paid to Corporate Executive Officers is as follows.

* Standard payment amount was determined to be between 60 and 100% of the amount of fixed remuneration of each Corporate Executive Officer.
** Payment rate of remuneration linked to business results was determined, in principle, to be between 0% and 200% based on the achievement of (i) financial performance KPIs for the area(s) for which each Corporate Executive Officer is responsible and (ii) individual performance in the area(s) for which each Corporate Executive Officer is responsible.
The financial performance KPIs and the weighting of such financial performance KPIs primarily used for Corporate Executive Officers in the fiscal year ended March 31, 2021 were as follows:

KPI	Weight	Target to be achieved for the fiscal year ended March 31, 2021 (Consolidated)	Result for the fiscal year ended March 31, 2021 (Consolidated)

Operating Cash Flow	50%	Amount determined in order to achieve the operating CF (defined below) target of 2.2 trillion yen or more for the cumulative three fiscal years ended March 31, 2021	1 trillion 122.2 billion yen

Net Income attributable to Sony Group Corporation’s Stockholders	40%	510 billion yen	1 trillion 171.8 billion yen

ROE	10%	11.4%	24.2%
Consolidated operating cash flow excluding the Financial Services Segment (“operating CF”) was given the highest weighting because operating CF was determined to be the most important financial performance metric under the third mid-range
plan of Sony. ROE was also selected due to it being one of the financial targets of the third mid-range
plan. Net income attributable to Sony Group Corporation’s stockholders was selected to incentivize management to achieve the financial target for the current fiscal year.
The Compensation Committee determined a target for operating CF for the fiscal year ended March 31, 2021 that was meant to incentivize management to achieve the 2.2 trillion yen or more cumulative operating cash flow target for the three-year period ended March 31, 2021. The target for net income attributable to Sony Group Corporation’s stockholders was set at 510 billion yen, which was the amount announced in May 2020 as the forecasted amount for the fiscal year ended March 31, 2021. The target for ROE was set at 11.4% for the fiscal year ended March 31, 2021. The results for the financial performance KPIs for the fiscal year ended March 31, 2021 were as follows: operating CF of 1 trillion 122.2 billion yen, net income attributable to Sony Group Corporation’s stockholders of 1 trillion 171.8 billion yen and ROE of 24.2%. Each exceeded the targeted amount. In addition, the cumulative amount of operating CF during the three-year period ended March 31, 2021 was 2 trillion 638.5 billion yen, which exceeded the targeted amount under Sony’s third mid-range
plan.
As outlined above under “(3) Basic policy regarding Director and Senior Executive remuneration” remuneration linked to business results for Senior Executives for the fiscal year ended March 31, 2021 was determined based on the level of achievement of the financial performance KPIs and the individual performance for which those Senior Executives were responsible. Consequently, the range of potential payment was determined to be, in principle, between 0% and 200% of the standard payment amount. As a result, the ratio of remuneration linked to business results of Corporate Executive Officers for the fiscal year ended March 31, 2021 varied from 166.9% to 175.1% of the standard payment amount.
(Reference: Restricted Stock)
Sony Group Corporation has introduced a restricted stock plan starting from the fiscal year ended March 31, 2018, pursuant to which shares of restricted stock are allotted to Sony Group Corporation’s Corporate Executive Officers and other executives, as well as non-executive
Directors of Sony Group Corporation
(“Non-Executive
Directors”). The purpose of the plan for Corporate Executive Officers and other executives is to further reinforce management’s alignment with shareholder value, and to incentivize management to improve mid-
to long-term performance and increase shareholder value. The purpose of the plan for
Non-Executive
Directors is to incentivize these Directors to develop and maintain a sound and transparent management structure by further promoting shared values between the shareholders and the
Non-Executive
Directors.
Grantees are not able to sell or transfer granted shares during the restricted period, and, under certain circumstances, Sony Group Corporation can acquire the granted shares from a grantee without any financial compensation to, or consent of, that grantee. The Compensation Committee determines the details of the plan, such as the length of the restricted period, vesting conditions, eligibility and the number of grants.

C.	Board Practices
General
Sony Group Corporation continuously strives to strengthen its corporate governance system based on the understanding that corporate governance is an essential basis to promote our management in order to fulfill the company’s corporate social responsibility and increases corporate value over the mid- to long-term. To operate Sony effectively, Sony Group Corporation continues to approach its corporate governance through two basic precepts: (a) the Board of Directors (the “Board”), a majority of which is comprised of independent outside Directors, focuses on effective oversight of management’s operation of the business and maintains a sound and transparent governance framework by utilizing the Nominating Committee, the Audit Committee and the Compensation Committee; and (b) the Board determines Sony’s fundamental management policies and other material matters and delegates to each of the Senior Executives that assume important roles for the management of Sony, including the Corporate Executive Officers, decision-making authority to conduct Sony’s business operations broadly in line with their respective responsibilities, as defined by the Board, with a view to promoting timely and efficient decision-making within Sony. In furtherance of these efforts, Sony Group Corporation has adopted a “Company with Three Committees” corporate governance system under the Companies Act of Japan (
Kaishaho
) and related regulations (collectively the “Companies Act”). Under such system, Sony Group Corporation has introduced its own requirements to help improve and maintain the soundness and transparency of its governance by strengthening the separation of the Directors’ function from that of management; maintaining what the company believes is an appropriate Board size, which enables the members of the Board to actively contribute to discussion; and advancing the proper functioning of the statutory committees.
Sony Group Corporation is governed by the Board, the members of which are elected at the Ordinary General Meeting of Shareholders. Under the Companies Act, a “Company with Three Committees” is required to have three committees: a Nominating Committee, an Audit Committee and a Compensation Committee, each consisting of Directors appointed by the Board. The Companies Act also requires the Board to appoint Corporate Executive Officers (
Shikko-yaku
), who make decisions regarding the execution of Sony’s business activities within the scope of the authority delegated to them by the Board. Sony Group Corporation has appointed its Chief Executive Officer (“CEO”), who is responsible for Sony’s overall management, and other officers who are responsible for important and extensive headquarters functions as Corporate Executive Officers. Sony Group Corporation has also appointed Corporate Executive Officers, including the CEO and other executives, that assume important roles for the management of Sony as Senior Executives. In addition, Sony grants titles, such as Senior Executive Vice President, Executive Vice President and Senior Vice President, to management team members in accordance with their respective roles and responsibilities.
A summary of the governance system adopted by Sony Group Corporation is set forth below. For an explanation of the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, refer to “Item 16G.
Disclosure About Differences in Corporate Governance
.”
Board of Directors
(1) Members: 11 Directors including 8 outside Directors (as of June 22, 2021)

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
(2) Purpose/Authority
The primary roles of the Board are to: (a) determine Sony’s fundamental management policies; (b) oversee the management of Sony’s business operations as an entity independent from Sony’s management; (c) appoint and dismiss the statutory committee members; (d) appoint and dismiss Corporate Executive Officers and oversee the status of appointment/dismissal of Senior Executives other than Corporate Executive Officers; and (e) appoint and dismiss Representative Corporate Executive Officers.
For the matters to be decided by the Board and the matters to be reported to the Board, refer to Appendices 1 and 2 of the Charter of the Board of Directors (the “Board Charter”) attached as Exhibit 1.3 hereto.
(3) Policy Regarding Composition of the Board
With a view toward securing effective input and oversight by the Board, the Nominating Committee reviews and selects candidates for the Board with the aim of assuring that a substantial part of the Board is comprised of qualified outside Directors that satisfy the independence requirements established by Sony and by law. The Nominating Committee selects candidates that it views as well-suited to be Directors in light of the Board’s purpose of enhancing Sony’s corporate value. The Nominating Committee broadly considers various relevant factors, including a candidate’s capabilities (such as the candidate’s experience, achievements and expertise), availability, and independence, as well as diversity, including gender and internationality, in the boardroom, the appropriate size of the Board, and the knowledge, experiences and talent needed for the role. Under the Board Charter, Sony Group Corporation also requires that the Board consist of not fewer than 8 Directors and not more than 14 Directors. In addition, since 2005 the majority of the members of the Board have been outside Directors.
(4) Qualifications for Directors and Limitation of
Re-election
The qualifications for Directors of Sony Group Corporation under the Board Charter are generally as summarized below. As of June 22, 2021, all Directors satisfy the qualifications for Directors as set forth below, and all outside Directors satisfy the additional qualifications for outside Directors and are also qualified and designated as Independent Directors under the Securities Listing Regulations of the Tokyo Stock Exchange. All Directors must meet the qualifications below:

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
more than eight times.
(5) Matters related to Outside Directors
Sony Group Corporation expects that each outside Director play an important role in ensuring proper business decisions by Sony and effective input and oversight by the Board through actively exchanging opinions and having discussions about Sony’s business based on his or her various and broad experience, knowledge and expertise. Considering these expectations, the policy and procedures on the election of Director candidates, including independent outside Director candidates, are set forth as described above. As of June 22, 2021, the Board has 11 Directors, eight of whom are outside Directors. The Chairman of the Board is an outside Director; all members of the Nominating Committee, the Compensation Committee and the Audit Committee are outside Directors.
Pursuant to the Articles of Incorporation, Sony Group Corporation has entered into a liability limitation agreement with all
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
without any action or formality.

(6) Policy and Procedure for Selection and Dismissal of Senior Executives
Sony Group Corporation appoints Corporate Executive Officers including the CEO and other officers that assume important roles for the management of Sony as “Senior Executives.”
The Board, a majority of which is comprised of independent outside Directors, has the authority to appoint and dismiss and assign the roles and responsibilities of or to request a report regarding such matters for Senior Executives, including the CEO, and exercises such authority as necessary. In making decisions on the appointment of Corporate Executive Officers, including the CEO, the Board considers whether candidates for CEO meet certain qualifications for the CEO position which are set by the Nominating Committee and whether candidates for other Corporate Executive Officers have the necessary skills, capabilities, experiences and achievements that correspond to such Corporate Executive Officers’ expected roles and responsibilities. The Board also receives a report on the status of appointment and dismissal of Senior Executives other than Corporate Executive Officers.
The term of office of Senior Executives, including the CEO, is one year. The Board determines and oversees their re-appointment
upon the expiration of each term considering the factors described above as well as their latest performance. The Board dismisses a Corporate Executive Officer, as necessary, in the event that the Board recognizes such Corporate Executive Officer is disqualified after discussions amongst the members of the Board or the Nominating Committee, even in the middle of the term for such Corporate Executive Officer.
Nominating Committee

(1)	Members: 3 outside Directors (as of June 22, 2021)

Name	Position

Shuzo Sumi	Chair of the Nominating Committee (Outside Director)

Yoshihiko Hatanaka	Nominating Committee Member (Outside Director)

Adam Crozier	Nominating Committee Member (Outside Director)
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
of Directors described above.
(3) Policy Regarding Composition of the Nominating Committee
Under the Companies Act, the Nominating Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. In addition, under the Board Charter, the chair is to be selected from among the outside Directors. In determining whether to appoint or remove a member of the Nominating Committee, continuity of the Nominating Committee shall be duly taken into account. As of June 22, 2021, the Nominating Committee is comprised of three outside Directors.

(4) Management Succession Plans
The Nominating Committee evaluates the succession plans, and the implementation of such plans, for the CEO and other executives designated by the Nominating Committee and reports the results of its evaluation to the Board, as appropriate.
Evaluations are conducted by having the CEO periodically submit draft succession plans to the Nominating Committee, which it reviews. As a part of such review, the Nominating Committee considers the development or promotion of the next generation of management and evaluates whether the succession plans have been prepared in a reasonable manner in light of Sony’s purpose to create sustainable social value and to enhance corporate value over the mid-
to long-term.
Audit Committee
(1) Members: 3 outside Directors (as of June 22, 2021)

Name	Position

Toshiko Oka	Chair of the Audit Committee (Outside Director)

Keiko Kishigami	Audit Committee Member (Outside Director)

Joseph A. Kraft Jr.	Audit Committee Member (Outside Director)
(2) Purpose/Authority
The primary roles of the Audit Committee are to: (a) monitor the performance of duties by Directors and Corporate Executive Officers and (b) oversee and evaluate the independent auditor.
(3) Policy Regarding Composition of the Audit Committee
Under the Companies Act, the Audit Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. In addition, under the Board Charter, each member of the Audit Committee (“Audit Committee Member”) shall satisfy all of the following qualifications: (a) he/she shall not be a Director engaged in the business operations of Sony Group Corporation or any of its subsidiaries, a Corporate Executive Officer, an accounting counselor, a general manager or other employee of Sony and (b) he/she shall meet the independence requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Group Corporation. The chair is to be selected from among the outside Directors. The Audit Committee Members shall be selected from among the persons who possess appropriate experience and talent as well as the necessary finance, accounting and legal knowledge to serve on the Audit Committee. In determining whether to appoint or remove the Audit Committee Member, continuity of the Audit Committee shall be duly taken into account.
Moreover, at least one Audit Committee Member shall meet the audit committee financial expert requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Group Corporation. The Board makes a determination on whether or not such Audit Committee Members meet these requirements. As of June 22, 2021, the Audit Committee is comprised of three outside Directors, two of whom (Toshiko Oka and Keiko Kishigami) are “audit committee financial experts” within the meaning of Item 16A of Form
20-F
under the Securities Exchange Act of 1934, as amended.
(4) Policy on Selection of Independent Auditor Candidates and Independence of the Independent Auditor
With respect to the candidates for independent auditor nominated by the CEO and other Corporate Executive Officers, the Audit Committee evaluates the nomination, prior to making a decision on the candidates. The Audit Committee continues to evaluate the independence, the qualification and the reasonableness as well as the performance of the independent auditor so appointed.

Compensation Committee
(1) Members: 3 outside Directors (as of June 22, 2021)

Name	Position

Wendy Becker	Chair of the Compensation Committee (Outside Director)

Sakie Akiyama	Compensation Committee Member (Outside Director)

Yoshihiko Hatanaka	Compensation Committee Member (Outside Director)
(2) Purpose/Authority
The primary roles of the Compensation Committee are to: (a) set policy on the content of individual compensation for Directors, Senior Executives and other officers and (b) determine the amount and content of individual compensation of Directors and Corporate Executive Officers in accordance with the policy, and oversee the determination regarding the amount and content of individual compensation of Senior Executives other than Corporate Executive Officers.
For the basic policy regarding Director and Corporate Executive Officer compensation, refer to “Item 6B. Compensation”.
(3) Policy Regarding Composition of the Compensation Committee
Under the Companies Act, the Compensation Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. In addition, under the Board Charter, a Director who is a CEO, a Chief Operating Officer (“COO”) or a Chief Financial Officer (“CFO”) of Sony Group Corporation or who holds any equivalent position shall not be a member of the Compensation Committee. In determining whether to appoint or remove a member of the Compensation Committee, continuity of the Compensation Committee shall be duly taken into account. As of June 22, 2021, the Compensation Committee is comprised of three outside Directors.
Senior Executives (Corporate Executive Officer, Senior Executive Vice President and Executive Vice President)
(1) Total number of Senior Executives: 19 (including 6 Corporate Executive Officers) (as of June 22, 2021)
(2) Purpose/Authority
The primary roles of Senior Executives are to determine and execute Sony’s business activities in accordance with their roles and responsibilities.
(3) Delegation of Authority from the Board
The Board determines the fundamental management policies and other material matters related to the operation of Sony’s business. The Board assigns the duties of Corporate Executive Officers including the CEO, by determining the areas over which each Corporate Executive Officer is in charge and by determining the scope of Senior Executives. Then, it delegates its decision-making authority to the CEO with a view to promoting timely and efficient decision-making within Sony. The CEO further subdelegates a part of such authority to other Senior Executives.
Other Officers (Senior Vice President)
(1) Total number of other officers: 7 (as of June 22, 2021)
(2) Purpose/Authority
The primary roles of other officers are to carry out their assignments within designated areas, such as headquarters functions and/or research and development, in accordance with the fundamental policies determined by the Board and Senior Executives.

Meeting Record and Attendance Record of Outside Directors
During the fiscal year ended March 31, 2021, the Board convened eight times. The Nominating Committee met five times, the Audit Committee met six times and the Compensation Committee met five times. All thirteen outside Directors, including Koichi Miyata, John V. Roos, Eriko Sakurai and Kunihito Minakawa who retired in June 2020, participated in all meetings of the Board held during their tenure period in the fiscal year ended March 31, 2021. Also, all outside Directors who are members of the Committees participated in all of the meetings of each Committee held during the fiscal year ended March 31, 2021.
Support for Activities of Directors, the Board and the Committees
Sony Group Corporation engages in various activities to enhance the oversight function of the Board over management’s operation of Sony’s business as follows:
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
(2) Secretariat Offices for the Board and each Committee
The company has established the secretariat offices of the Board and each Committee to support the activities of the members and encourage constructive and proactive discussion at the meetings of the Board and each Committee. Each secretariat office endeavors to distribute necessary materials for the meetings in advance and to provide other information such as accounting information, organizational charts, press releases, external analyst reports and credit rating reports, as appropriate. Each secretariat office explains the meeting agenda to the members and provides them with presentation materials in advance of each meeting date and facilitates deliberation in separate meetings or briefing sessions depending on the nature of matters to be discussed. Each secretariat office also provides the absent members with a follow up briefing, as appropriate. In addition, each secretariat office shares the annual schedule of the meetings and anticipated agenda items in advance with the members in order to appropriately set the frequency of meetings and the number of agenda items to be deliberated at each meeting.
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
(4) Audit Committee Aide
With the approval of the Board and with the Audit Committee’s consent, the company has established the Audit Committee Aide to support the activities of the Audit Committee. The Audit Committee Aide does not concurrently hold positions related to the business operations of Sony and, upon instruction by each Audit Committee member, conducts investigations into and analyzes auditing matters and engages in physical inspections or visiting audits either by him/herself or by cooperating with relevant departments in order to support the Audit Committee.
(5) Policy on Director Training
Newly appointed Directors receive briefings by Senior Executives and outside experts regarding their expected roles and responsibilities, including their legal duties as a Director or as a member of the Committees, as well as briefings about the business, financial status, organization and governance structure of Sony. Also, throughout their tenure, each Director receives compliance-related training in accordance with internal protocols and briefings on matters relevant to each Director’s fulfillment of his/her roles and responsibilities including the current status of Sony’s business.
Evaluation of the Board and the Committees’ Effectiveness
(1) Policy for Evaluation
Sony Group Corporation believes that it is important to endeavor to improve the effectiveness of the Board and each Committee in order to support Sony’s business operations and enhance the corporate value of Sony. To achieve this goal, Sony Group Corporation conducts evaluations of the effectiveness of the Board and of each Committee (the “Evaluation”) at least annually.
(2) Recent Evaluation
From February through April 2021, under the leadership of the Chairman of the Board, the Board conducted the Evaluation mainly in respect of Board and Committee activities in the fiscal year ended March 31, 2021 after confirming that actions proposed in response to the results of the previous Evaluation were appropriately taken. The recent Evaluation was conducted, as the company did with the previous Evaluation, with the support of a third-party outside counsel with expertise in Japanese and global corporate governance practices (the “Outside Counsel”) in order to ensure transparency and objectivity and to obtain professional advice.
(3) Procedure of the Recent Evaluation
First, the Board discussed and confirmed that the actions proposed to be taken in response to the results of the previous Evaluation were taken, and it discussed and confirmed the proposed procedures for the Evaluation for the fiscal year ended March 31, 2021. Thereafter, the third-party evaluation was conducted by the Outside Counsel in accordance with the following steps:

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

•
Interviewed the Chairman of the Board, newly-appointed Directors, Directors who are concurrently in the positions of Corporate Executive Officers, and certain additional Directors about the Board and Committee status and practices; and

•	Researched other global companies’ practices in Japan, the United States and Europe, and compared them with the company’s practices.
The Board then received, reviewed and discussed the Outside Counsel’s report on the results of its evaluation. The Board confirmed the effectiveness of the Board and the Committees.
(4) Summary of the Results of the Recent Evaluation
The Outside Counsel reported that the Board is established and operated in a manner sufficient to be highly regarded, based on various points, including the self-evaluation results of the Directors and the comparison with benchmarked companies in Japan, the United States and Europe. Following discussion and analysis based on the Outside Counsel’s report, the Board re-affirmed
that the Board and each Committee were functioning effectively as of April 2021.
The Outside Counsel also provided examples of potential options, based on other companies’ practices, to help further improve effectiveness of the Board and Committees. The examples include continuously studying the feasibility of having special committees or additional missions for existing committees according to the business environment, further progress of the relationship between the Audit Committee and the internal audit department, and development of new methods to hold Board meetings more effectively via online meetings.

(5) Actions in Response to the Results of the Evaluation
In order to increase the corporate value of Sony, Sony Group Corporation will take appropriate actions to further enhance functions of the Board and the Committees in response to the results of the Evaluation, as well as various comments and opinions given by Directors and the Outside Counsel during the Evaluation process.
For reference, after the previous Evaluation conducted from February through April 2020, Sony Group Corporation took the following actions, among others, to help improve the effectiveness of the Board:

•	Continuously made periodic reports to the Board on ESG (Environment, Social and Governance) related matters;

•	Focused on information security continuously through maintaining and increasing the number of Directors in charge of Information Security;

•	Held additional executive sessions;

•	Disclosed the table showing experiences and expertise of non-executive Directors, including outside Directors;

•	Expanded disclosure regarding compensation of Directors and Senior Executives; and

•	Continuously conducted visiting audits by Audit Committee members at Sony’s business sites.
Internal Control and Governance Framework
At a Board meeting held on April 26, 2006, the Board reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At a Board meeting held on May 13, 2009 and April 30, 2015, the Board amended and updated the internal control and governance framework, and with the written resolution of the Board dated as of May 10, 2021, the Board reaffirmed such framework in effect and determined to continue to evaluate and improve such framework going forward, as appropriate. These determinations were required by and met the requirements of the Companies Act.
A summary of the principal framework of the internal control and governance framework based on the Board determination above is as follows:
(1) Disclosure Control Framework
The securities of Sony Group Corporation are listed for trading on exchanges in Japan and the U.S. As a result, Sony is obligated to make various disclosures to the public in accordance with applicable securities laws, regulations and rules in those countries and listing standards of the stock exchanges on which Sony Group Corporation’s shares are listed. Sony is committed to full compliance with all requirements applicable to its public disclosures. Sony Group Corporation’s policy on investor relations activities is to aim to disclose accurate information in a timely and fair manner, as well as to endeavor to promote constructive dialogue with shareholders and investors, with a view to maximizing the corporate value by building a relationship of trust with shareholders and investors. Sony Group Corporation has established disclosure controls and procedures as an approach to implement this policy. All personnel responsible for the preparation of submissions to and filings with the Tokyo Stock Exchange, the U.S. Securities and Exchange Commission and other regulatory entities, or for other public communications made on behalf of Sony, or who provide information as part of that process, have a responsibility to ensure that such disclosures and information are full, fair, accurate, timely and understandable, and in compliance with the established disclosure controls and procedures.
Sony Group Corporation has established “Disclosure Controls and Procedures” outlining the process through which potentially material information is reported from important business units, subsidiaries, affiliated companies and corporate divisions and is reviewed and considered for disclosure in light of its materiality to Sony. As a body to assist the CEO and the CFO of Sony Group Corporation in designing, implementing and evaluating the Disclosure Controls and Procedures, Sony Group Corporation has established the “Disclosure Committee,” which is comprised of members of senior management who are in charge of a part of Sony’s headquarters functions. In order to assure appropriate and timely disclosure, the Disclosure Committee shall evaluate events that are reported from the important business units, subsidiaries, affiliated companies and corporate divisions in accordance with Sony’s internal rules in light of their materiality to Sony. Based on such evaluation, the Disclosure Committee shall review the necessity of disclosure in accordance with applicable securities laws, regulations and rules, as well as the listing standards of the relevant stock exchanges, and report to the CEO and CFO for their determination.

(2) Risk Management Framework
Each business unit, subsidiary/affiliated company and corporate division of Sony periodically reviews and assesses risks and establishes and maintains necessary risk management systems (such as detection, communication, evaluation and response) for the area for which they are responsible. In addition, Senior Executives, including the Corporate Executive Officers, of Sony Group Corporation have established and currently maintain a system to identify and control risks that may cause losses to Sony regarding the areas of which they are responsible. The Corporate Executive Officer in charge of group risk control shall comprehensively promote and manage the establishment and maintenance of the systems as stated above.

D.	Employees
As of March 31, 2021, Sony had approximately 109,700 employees, a decrease of approximately 2,000 employees from March 31, 2020. During the fiscal year ended March 31, 2021, although there was an increase of employees in the Imaging & Sensing Solutions (“I&SS”) and Financial Services segments, there was a decrease of employees in the Electronics Products & Solutions (“EP&S”) and Pictures segments, as well as in All Other. In the EP&S segment, this was mainly due to closure of manufacturing sites in Malaysia and Brazil. Approximately 10% of the total number of employees were members of labor unions.
As of March 31, 2020, Sony had approximately 111,700 employees, a decrease of approximately 2,700 employees from March 31, 2019. During the fiscal year ended March 31, 2020, although there was an increase of employees in the Game & Network Services (“G&NS”) (outside of Japan), Imaging & Sensing Solutions (“I&SS”) (within Japan), Music and Financial Services segments, there was a decrease of employees in the Electronics Products & Solutions (“EP&S”) and Pictures segments, as well as in All Other. In the EP&S segment and All Other, this was mainly due to the restructuring of the smartphone business and the disc manufacturing business. Approximately 11% of the total number of employees were members of labor unions.
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
The following table shows the number of employees of Sony by segment and region as of March 31, 2019, 2020 and 2021.
Number of Employees by Segment and Region

	March 31
	2019	2020	2021
By segment:
G&NS, EP&S and I&SS total	75,600	73,000	71,100
Music	8,500	9,900	9,900
Pictures	9,300	8,400	8,000
Financial Services	11,800	12,300	12,900
All Other	4,000	3,200	2,800
Unallocated — Corporate employees	5,200	4,900	5,000
By region:
Japan	52,200	53,700	54,500
Outside of Japan	62,200	58,000	55,200

Total	114,400	111,700	109,700

In addition, the average number of employees for the fiscal years ended March 31, 2019, 2020 and 2021 calculated by averaging the total number of employees at the end of each quarter, was approximately 116,000, 113,000 and 110,700 respectively.
Sony generally considers its labor relations to be good.
In Japan, Sony Group Corporation and several subsidiaries have labor unions.
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
In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2021, negotiations were successfully concluded with the Writers Guild of America for an agreement with a new three-year term and with the Screen Actors Guild-American Federation of Television and Radio Artists
(“SAG-AFTRA”)
for new three-year terms for the Codified Basic, Television, Basic Cable, and Television Basic Cable Animation agreements. On September 21, 2020, negotiations were successfully concluded on the terms of the
COVID-19
Return to Work Agreement with the Directors Guild of America, International Alliance of Theatrical and Stage Employees (“IATSE”),
SAG-AFTRA,
Teamsters and Basic Crafts covering
COVID-19
safety protocols. The agreement is in effect through June 30, 2021. During the fiscal year ended March 31, 2021, new three-year deals were reached with the Union of British Columbia Performers and the Motion Picture Studio Technicians, Local 873 (Toronto, Canada) and an agreement was reached with Communications Workers of America,
AFL-CIO
(for parking production assistants in New York) for a term from February 28, 2021 through December 1, 2021. On April 1, 2021, the Teamsters Local 769 (Miami) agreement was extended for a one-year
term. Negotiations have commenced with
SAG-AFTRA
for
COVID-19
return to work protocols for the
SAG-AFTRA
Network Code agreement. Negotiations have also commenced with the British Columbia and Yukon Council of Film and the Directors Guild of Canada, British Columbia District Council. Negotiations will commence shortly with IATSE for the Basic Agreement, the Videotape and Electronic Supplement Agreement, its Local Agreements in Los Angeles, and its Area Standards Agreement. Negotiations also are expected to commence shortly with the Teamsters for agreements covering Drivers in Los Angeles and for agreements covering Location Managers and Casting Directors in New York and Los Angeles. In addition, negotiations are expected to commence shortly for agreements with the International Brotherhood of Electrical Workers (“IBEW”) Local 40, the Southern California District Council of Laborers and its affiliate, Studio Utility Employees, Local 724, the Operative Plasterers and Cement Masons International Association of the United States and Canada, Local 755, and the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, Local 78.
Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership
The total number of shares of Common Stock beneficially owned by Directors and Corporate Executive Officers listed in “Directors and Senior Management” above (out of whom 12 people own shares) was approximately 0.021% of the total shares outstanding as of May 26, 2021.
During the fiscal year ended March 31, 2021, Sony Group Corporation granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock, to Corporate Executive Officers and employees of Sony Group Corporation as well as directors, officers and employees of its subsidiaries. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony Group Corporation to Directors and Corporate Executive Officers as of May 26, 2021 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2021	260	9,237 yen
2020	240	6,705 yen
2019	230	6,440 yen
2018	208	5,231 yen
2017	244	3,364 yen
2016	58	3,404 yen
2015	114	2,410.5 yen
2014	10	2,007 yen
2012	7	1,523 yen
2011	3	2,945 yen
Regarding the above compensation plans, refer to Note 17 of the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
As of March 31, 2021, there were 1,261,058,781 shares of Common Stock outstanding, including 21,831,206 shares of treasury stock. Out of the total outstanding shares, 118,979,394 shares were in the form of ADRs and 227,163,066 shares were held of record in the form of Common Stock by residents in the U.S. As of March 31, 2021, the number of registered ADR holders was 4,555 and the number of registered holders of Common Stock in the U.S. was 418.
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

Date of Report*	Reported entities	Reported number of direct or indirect owned and deemed owned shares**	Reported percentage of direct or indirect owned and deemed owned shares**
March 22, 2017	BlackRock Japan Co., Ltd. and 8 Joint Holders	79,184,569	6.27
September 20, 2019	Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	72,545,958	5.70
October 6, 2020	Nomura Asset Management Co., Ltd. and 3 Joint Holders	63,156,882	5.01
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
To the knowledge of Sony Group Corporation, it is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person either severally or jointly. As far as is known to Sony Group Corporation, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of Sony Group Corporation.
To the knowledge of Sony Group Corporation, there were no significant changes in the percentage ownership held by any other major beneficial shareholders during the past three fiscal years. Major shareholders of Sony Group Corporation do not have different voting rights from other shareholders.

B.	Related Party Transactions
In the ordinary course of business, Sony purchases materials, supplies, and services from numerous suppliers throughout the world, including firms with which certain members of the Board of Directors are affiliated.
In addition, in the fiscal year ended March 31, 2021, sales to affiliates accounted for under the equity method totaled 32.4 billion yen and purchases from those equity affiliates totaled 3.1 billion yen. Although there were 135 equity affiliates accounted for under the equity method at March 31, 2021, there were no individually significant investments.
As of March 31, 2021, Sony had accounts receivable, trade of 5.8 billion yen due from its equity affiliates and had accounts payable, trade of 1.4 billion yen due to its equity affiliates. Due to the size of these transactions, Sony does not consider the amount involved to be material to its business. Refer to Note 5 of the consolidated financial statements for additional information regarding Sony’s investments in and transactions with equity affiliates.

C.	Interests of Experts and Counsel
Not Applicable

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
Refer to the consolidated financial statements and the notes of the consolidated financial statements.
Legal Proceedings
Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.
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
A fiscal
year-end
dividend of 30 yen per share of Common Stock of Sony Group Corporation was approved at the Board of Directors meeting held on April 28, 2021 and the payment of such dividend started on May 27, 2021. Sony Group Corporation has already paid an interim dividend for Common Stock of 25 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2021 is 55 yen.

B.	Significant Changes
Not applicable

Item 9.	The Offer and Listing

A.	Offer and Listing Details
Trading Markets
The principal trading markets for Sony Group Corporation’s ordinary shares are the Tokyo Stock Exchange (“TSE”) in the form of Common Stock and the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”). Each ADS represents one share of Common Stock.
Sony Group Corporation’s Common Stock, with no par value per share, has been listed on the TSE since 1958 under the stock code “6758.”
Sony Group Corporation’s ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970. As of April 1, 2021, the ticker symbol changed from “SNE” to “SONY.” Sony Group Corporation’s ADRs are issued and exchanged by Citibank, N.A., as the Depositary.

B.	Plan of Distribution
Not Applicable

C.	Markets
Please refer to “Item 9.A.
Offer and Listing Details.
”

D.	Selling Shareholders
Not Applicable

E.	Dilution
Not Applicable

F.	Expenses of the Issue
Not Applicable

Item 10.	Additional Information

A.	Share Capital
Not Applicable

B.	Memorandum and Articles of Association
Organization
Sony Group Corporation is a joint stock corporation
(Kabushiki Kaisha)
incorporated in Japan under the Companies Act
(Kaishaho)
of Japan. It is registered in the Commercial Register
(Shogyo Tokibo)
maintained by the Minato Branch Office of the Tokyo Legal Affairs Bureau.
Objects and purposes
The Articles of Incorporation of Sony Group Corporation provide that its purpose is to engage in the following business activities:

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
Directors
Under the Companies Act, because Sony Group Corporation has adopted the “Company with Three Committees” system, Directors have no power to execute the business of Sony Group Corporation except in limited circumstances as permitted by law. If a Director also serves concurrently as a Corporate Executive Officer, then he or she can execute the business of Sony Group Corporation in the capacity of Corporate Executive Officer. Under the Companies Act, Directors must refrain from engaging in any business competing with Sony Group Corporation unless approved by the Board of Directors, and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The amount of remuneration to each Director is determined by the Compensation Committee, which consists of Directors, the majority of whom are outside Directors (Refer to “Board Practices” in “Item 6.
Directors, Senior Management and Employees
”). No member of the Compensation Committee may vote on a resolution with respect to his or her own compensation as a Director or a Corporate Executive Officer.

Neither the Companies Act nor Sony Group Corporation’s Articles of Incorporation make a special provision as to the borrowing powers exercisable by Directors (subject to requisite internal authorizations as required by the Companies Act), their retirement age, or a requirement to hold any shares of capital stock of Sony Group Corporation.
For more information on Directors, refer to “Board Practices” in “Item 6.
Directors, Senior Management and Employees.
”
Capital stock
(General)
Unless indicated otherwise, set forth below is information relating to Sony Group Corporation’s capital stock, including brief summaries of the relevant provisions of Sony Group Corporation’s Articles of Incorporation and Share Handling Regulations, currently in effect, and of the Companies Act and related regulations.
The central book-entry transfer system for shares of Japanese listed companies under the Act Concerning Book-entry Transfer of Corporate Bonds, Shares, etc. (including regulations promulgated thereunder, “Book-entry Transfer Act”) is applied to the shares of Common Stock of Sony Group Corporation. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders must have accounts at account management institutions to hold their shares unless such shareholder has an account at Japan Securities Depository Center, Inc. (“JASDEC”). “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-entry Transfer Act. Transfer of the shares of Common Stock of Sony Group Corporation is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.
Under the Companies Act and the Book-entry Transfer Act, in order to assert shareholders’ rights against Sony Group Corporation, a shareholder of shares must have its name and address registered in Sony Group Corporation’s register of shareholders. Under the central book-entry transfer system operated by JASDEC, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act or Sony Group Corporation’s Share Handling Regulations, including their names and addresses, and the registration on Sony Group Corporation’s register of shareholders is updated upon receipt by Sony Group Corporation of necessary information from JASDEC (as described in “
(Record date)
”). On the other hand, in order to assert, against Sony Group Corporation, shareholders’ rights to which shareholders are entitled, regardless of whether such shareholder held shares on the requisite record date, such as minority shareholders’ rights, including the right to propose a matter to be considered at a General Meeting of Shareholders, except for shareholders’ rights to request that Sony Group Corporation purchase or sell shares constituting less than a full unit (as described in “
(Unit share system)
”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information, including the name and address of such shareholder, to Sony Group Corporation.
Thereafter, such shareholder is required to present Sony Group Corporation a receipt of the notice request in accordance with the Sony Group Corporation’s Share Handling Regulations. Under the Book-entry Transfer Act, the shareholder shall exercise such shareholders’ right within four weeks after the notice above has been given to Sony Group Corporation.
Mitsubishi UFJ Trust and Banking Corporation is the transfer agent for Sony Group Corporation’s capital stock. As such, it keeps Sony Group Corporation’s register of shareholders in its office at
4-5,
Marunouchi
1-chome,
Chiyoda-ku, Tokyo.
Non-resident
shareholders are required to appoint a standing proxy in Japan or file notice of a mailing address in Japan. Notices from Sony Group Corporation to non-resident
shareholders are delivered to such standing proxies or mailing address. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. The recorded holder of deposited shares underlying the American Depositary Shares (“ADSs”) is the depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against Sony Group Corporation.

(Authorized capital)
Under the Articles of Incorporation of Sony Group Corporation, Sony Group Corporation may only issue shares of Common Stock. Sony Group Corporation’s Articles of Incorporation provide that the total number of shares authorized to be issued by Sony Group Corporation is 3.6 billion shares.
All shares of capital stock of Sony Group Corporation have no par value. All issued shares are fully-paid and non-assessable.
(Distribution of Surplus)
Distribution of Surplus — General
Under the Companies Act, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends,” are referred to as “distributions of Surplus” (“Surplus” is defined in “— Restriction on distribution of Surplus”). Sony Group Corporation may make distributions of Surplus to shareholders any number of times per business year, subject to certain limitations described in “— Restriction on distribution of Surplus.” Distributions of Surplus are required in principle to be authorized by a resolution of a General Meeting of Shareholders, but Sony Group Corporation may authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated
annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.
Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock held by each shareholder. A resolution of the Board of Directors or a General Meeting of Shareholders authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, Sony Group Corporation may, pursuant to a resolution of the Board of Directors or (as the case may be) a General Meeting of Shareholders, grant a right to the shareholders to require Sony Group Corporation to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a General Meeting of Shareholders (refer to “
(Voting rights)
” with respect to a “special resolution”).
Under the Articles of Incorporation of Sony Group Corporation,
year-end
dividends and interim dividends may be distributed in cash to shareholders appearing in Sony Group Corporation’s register of shareholders as of March 31 and September 30 each year, respectively, in proportion to the number of shares of Common Stock held by each shareholder following approval by the Board of Directors or (as the case may be) the General Meeting of Shareholders. Sony Group Corporation is not obliged to pay any dividends in cash unclaimed for a period of five years after the date on which they first became payable.
In Japan, the
ex-dividend
date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the shares of Common Stock generally goes ex-dividend
on the business day immediately prior to the record date (or if the record date is not a business day, the second business day prior thereto).
Distribution of Surplus — Restriction on distribution of Surplus
In making a distribution of Surplus, Sony Group Corporation must, until the sum of its additional paid-in
capital and legal reserve reaches one quarter of its stated capital, set aside in its additional paid-in
capital and/or legal reserve an amount equal to
one-tenth
of the amount of Surplus so distributed.

The amount of Surplus at any given time must be calculated in accordance with the following formula:
A + B + C + D - (E + F + G)
In the above formula:

“A” =	the total amount of other capital surplus and other retained earnings, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year

“B” =
(if Sony Group Corporation has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by Sony Group Corporation less the book value thereof

“C” =
(if Sony Group Corporation has reduced its stated capital after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in
capital or legal reserve (if any)

“D” =
(if Sony Group Corporation has reduced its additional
paid-in
capital or legal reserve after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” =	(if Sony Group Corporation has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock

“F” =	(if Sony Group Corporation has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed

“G” =
certain other amounts set forth in ordinances of the Ministry of Justice, including (if Sony Group Corporation has reduced Surplus and increased its stated capital, additional paid-in
capital or legal reserve after the end of the last business year) the amount of such reduction and (if Sony Group Corporation has distributed Surplus to the shareholders after the end of the last business year) the amount set aside in additional paid-in
capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by Sony Group Corporation may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:

(a)	the book value of its treasury stock;

(b)	the amount of consideration for any of treasury stock disposed of by Sony Group Corporation after the end of the last business year; and

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

As Sony Group Corporation has become a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (
renketsu haito kisei tekiyo kaisha
), Sony Group Corporation must further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated
balance sheet as of the end of the last business year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.
If Sony Group Corporation has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Companies Act) by a General Meeting of Shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by Sony Group Corporation, during the period in respect of which such interim financial statements have been prepared. Sony Group Corporation may prepare non-consolidated
interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements so prepared by Sony Group Corporation must be audited by the Audit Committee and the independent auditor, as required by the Companies Act and in accordance with the details prescribed by ordinances of the Ministry of Justice.
(Capital and reserves)
Sony Group Corporation may generally reduce its additional
paid-in
capital or legal reserve by resolution of a General Meeting of Shareholders and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as stated capital. On the other hand, Sony Group Corporation may generally reduce its stated capital by a special shareholders’ resolution (as defined in “
(Voting rights)
”) and, if so decided by the same resolution, may account for the whole or any part of the amount of such reduction as additional paid-in
capital. In addition, Sony Group Corporation may reduce its Surplus and increase either (i) stated capital or (ii) additional paid-in
capital and/or legal reserve by the same amount, in either case by resolution of a General Meeting of Shareholders.
(Stock splits)
Sony Group Corporation may at any time split shares in issue into a greater number of shares at the determination of the CEO, and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued to allow such stock split pursuant to a resolution of the Board of Directors or a determination by a Corporate Executive Officer to whom the authority to make such determination has been delegated by a resolution of the Board of Directors, rather than relying on a special shareholders’ resolution, which is otherwise required for amending the Articles of Incorporation.
When a stock split is to be made, Sony Group Corporation must give public notice of the stock split, specifying the record date thereof, at least two weeks prior to such record date. Under the central book-entry transfer system operated by JASDEC, Sony Group Corporation must also give notice to JASDEC regarding a stock split at least two weeks prior to the relevant effective date of the stock split. On the effective date of the stock split, the numbers of shares recorded in all accounts held by Sony Group Corporation’s shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.
(Consolidation of shares)
Sony Group Corporation may at any time consolidate issued shares into a smaller number of shares by a special shareholders’ resolution. When a consolidation of shares is to be made, Sony Group Corporation must give public notice or notice to each shareholder at least two weeks prior to the effective date of the consolidation of shares. Under the central book-entry transfer system operated by JASDEC, Sony Group Corporation must also give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the effective date of the consolidation of shares. On the effective date of the consolidation of shares, the numbers of shares recorded in all accounts held by Sony Group Corporation’s shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio. Sony Group Corporation must disclose the reason for the consolidation of shares at a General Meeting of Shareholders.
(General Meeting of Shareholders)
The Ordinary General Meeting of Shareholders of Sony Group Corporation for each business year is normally held in June of each year in Tokyo, Japan. In addition, Sony Group Corporation may hold an Extraordinary General Meeting of Shareholders whenever necessary by giving notice thereof at least two weeks prior to the date set for the meeting.
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

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be considered at a General Meeting of Shareholders by submitting a written request to Sony Group Corporation at least eight weeks prior to the date set for such meeting, provided that Sony Group Corporation may limit the number of such matters requested by each shareholder to 10.
If the Articles of Incorporation so provide, any of the minimum voting rights or percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened. Sony Group Corporation’s Articles of Incorporation currently do not include any such provisions.
(Voting rights)
So long as Sony Group Corporation maintains the unit share system, a holder of shares constituting one or more units is entitled to one vote for each such unit of stock (refer to “
(Unit share system)
” below; currently 100 shares constitute one unit), except that no voting rights with respect to shares of capital stock of Sony Group Corporation are afforded to Sony Group Corporation or any corporate or certain other entities more than one-quarter
of the total voting rights of which are directly or indirectly held by Sony Group Corporation. If Sony Group Corporation eliminates from its Articles of Incorporation the provisions relating to units of stock, holders of capital stock will have one vote for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation of Sony Group Corporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Companies Act and Sony Group Corporation’s Articles of Incorporation provide, however, that the quorum for the election of Directors shall be one-third
of the total number of voting rights of all the shareholders. Sony Group Corporation’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may cast their votes in writing and may also exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Shareholders may also exercise their voting rights by electronic means pursuant to the method designated by Sony Group Corporation.
The Companies Act and the Articles of Incorporation of Sony Group Corporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	consolidation of shares;

(3)
any offering of new shares or existing shares held by Sony Group Corporation as treasury stock at a “specially favorable” price (or any offering of stock acquisition rights to acquire shares of capital stock, or bonds with stock acquisition rights on “specially favorable” conditions) to any persons other than shareholders;

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

(10)	the taking over of the whole of the business of any other corporation with certain exceptions; or

(11)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions; or

(12)	partial share exchange for the purpose of establishing parent-subsidiary relationships with certain exceptions, the quorum shall be
one-third
of the total number of voting rights of all the shareholders, and the approval by at least two-thirds
of the number of voting rights of all the shareholders represented at the meeting is required (the “special shareholders’ resolutions”).

(Issue of additional shares and
pre-emptive
rights)
Holders of Sony Group Corporation’s shares of capital stock have no pre-emptive
rights under its Articles of Incorporation. Authorized but unissued shares may be issued, or existing shares held by Sony Group Corporation as treasury stock may be transferred, at such times and upon such terms as the Board of Directors or the CEO determines, subject to the limitations as to the offering of new shares or transfer of existing shares held by Sony Group Corporation as treasury stock at a “specially favorable” price mentioned under “
(Voting rights)
” above.
In the case of an issuance of shares (including a transfer of existing shares held by Sony Group Corporation as treasury stock) or stock acquisition rights whereby any subscriber will hold more than 50% of the voting rights of all shareholders, generally Sony Group Corporation shall give public notice at least two weeks prior to the payment date for such issuance, and if shareholders who hold one-tenth
or more of the voting rights of all shareholders dissent from the issuance of shares or stock acquisition rights, the approval by a resolution of a General Meeting of Shareholders is generally required before the payment date pursuant to the Companies Act. In addition, in the case of an issuance of shares (including a transfer of existing shares held by Sony Group Corporation as treasury stock) or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25% or more or change the controlling shareholder, in addition to a resolution of the Board of Directors or a determination by the CEO, the approval of the shareholders or an affirmative vote from a person independent of the management is generally required pursuant to the rules of the TSE. The Board of Directors or the CEO may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice is given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.
Subject to certain conditions, Sony Group Corporation may issue stock acquisition rights by a resolution of the Board of Directors or a determination by the CEO. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, Sony Group Corporation will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.
In cases where a particular issue of new shares or stock acquisition rights (i) violates laws and regulations or Sony Group Corporation’s Articles of Incorporation, or (ii) will be performed in a materially unfair manner, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction to enjoin such issue with a court.
(Liquidation rights)
In the event of a liquidation of Sony Group Corporation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the holders of shares of Common Stock in proportion to the respective numbers of shares of Common Stock held.
(Record date)
March 31 is the record date for Sony Group Corporation’s
year-end
dividends, if declared. So long as Sony Group Corporation maintains the unit share system, shareholders who are registered as the holders of one or more unit of stock in Sony Group Corporation’s register of shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the Ordinary General Meeting of Shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends, if declared. In addition, Sony Group Corporation may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.
JASDEC is required to promptly give Sony Group Corporation notice of the names and addresses of Sony Group Corporation’s shareholders, the numbers of shares of Common Stock held by them and other relevant information as of such respective record dates.
The price of shares generally goes
ex-dividends
or
ex-rights
on Japanese stock exchanges on the business day immediately prior to a record date (or if the record date is not a business day, the second business day prior thereto), for the purpose of dividends or rights offerings.
(Acquisition by Sony Group Corporation of its capital stock)
Under the Companies Act and the Articles of Incorporation of Sony Group Corporation, Sony Group Corporation may acquire shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to the special shareholders’ resolution), (ii) from any of its subsidiaries (pursuant to a determination by the CEO as delegated by the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which Sony Group Corporation’s shares of Common Stock are listed or by way of tender offer (pursuant to a resolution of the Board of Directors, as long as its non-consolidated
annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice).
In the case of (i) above, any other shareholder may make a request to Sony Group Corporation that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).
The total amount of the purchase price of shares of Common Stock may not exceed the Distributable Amount, as described in “(
Distribution of Surplus
) — Distributions of Surplus — Restriction on distribution of Surplus.”
Shares acquired by Sony Group Corporation may be held for any period or may be retired at the determination of the CEO. Sony Group Corporation may also transfer (by public or private sale or otherwise) to any person the treasury stock held by it, subject to a determination by the CEO, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “
(Issue of additional shares and
pre-emptive
rights)
” above. Sony Group Corporation may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange, partial share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.
(Unit share system)
The Articles of Incorporation of Sony Group Corporation provide that 100 shares constitute one “unit” of shares of stock. The Board of Directors or the Corporate Executive Officer to whom the authority to make such a determination has been delegated by a resolution of the Board of Directors is permitted to amend the Articles of Incorporation to reduce the number of shares that constitute a unit or to abolish the unit share system entirely. Under the Companies Act, the number of shares constituting one unit cannot exceed 1,000 shares nor 0.5% of the total number of issued shares.
Under the unit share system, shareholders have one voting right for each unit of stock that they hold. Any number of shares less than one full unit have neither voting rights nor rights related to voting rights. Holders of shares constituting less than one unit will have no other shareholder rights if Sony Group Corporation’s Articles of Incorporation so provide, except that such holders may not be deprived of certain rights specified in the Companies Act or an ordinance of the Ministry of Justice, including the right to receive distribution of Surplus.
A holder of shares constituting less than one full unit may require Sony Group Corporation to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of Sony Group Corporation. In addition, the Articles of Incorporation of Sony Group Corporation provide that a holder of shares constituting less than one full unit may request Sony Group Corporation to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock. Such request by a holder and the sale by Sony Group Corporation must be made in accordance with the provisions of the Share Handling Regulations of Sony Group Corporation. As prescribed in the Share Handling Regulations, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of the shareholders’ rights to which shareholders are entitled, regardless of whether such shareholder held shares on the requisite record date, as described in “
(General)
.” Shares constituting less than a full unit are transferable, under the central book-entry transfer system described in “
(General)
.” Under the rules of the Japanese stock exchanges, however, shares constituting less than a full unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.
(Sale by Sony Group Corporation of shares held by shareholders whose location is unknown)
Sony Group Corporation is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in Sony Group Corporation’s register of shareholders or at the address otherwise notified to Sony Group Corporation continuously for five years or more.

In addition, Sony Group Corporation may sell or otherwise dispose of shares of capital stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in Sony Group Corporation’s register of shareholders or at the address otherwise notified to Sony Group Corporation, and (ii) the shareholder fails to receive distributions of Surplus on the shares continuously for five years or more at the address registered in Sony Group Corporation’s register of shareholders or at the address otherwise notified to Sony Group Corporation, Sony Group Corporation may sell or otherwise dispose of such shareholder’s shares at the then market price of the shares by a determination of a Corporate Executive Officer and after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares for such shareholder.
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
Ownership restrictions
Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, except for the limitations under the Foreign Exchange Regulations as described in “D. Exchange Controls” below, and except for general limitations under the Companies Act or Sony Group Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Sony Group Corporation or under its Articles of Incorporation on the rights of non-residents
or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Sony Group Corporation.
There is no provision in Sony Group Corporation’s Articles of Incorporation or internal regulations that would have an effect of delaying, deferring or preventing a change in control of Sony Group Corporation and that would operate only with respect to a merger, acquisition or corporate restructuring involving Sony Group Corporation.

C.	Material Contracts
None

D.	Exchange Controls
Japanese Foreign Exchange Controls Regulations
The following is a general summary of major Japanese foreign exchange controls regulations applicable to holders of shares of capital stock or voting rights of Sony Group Corporation or holders of ADSs who are “exchange non-residents”
or “foreign investors,” as described below. The statements regarding Japanese foreign exchange control regulations set forth below are based on the laws and regulations in force and as interpreted by the Japanese authorities as of the date of this annual report and are subject to subsequent changes in the applicable Japanese laws or interpretations thereof. This summary is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of shares of capital stock or voting rights of Sony Group Corporation or ADSs by consulting their own advisors.
The Foreign Exchange and Foreign Trade Act of Japan (the “FEFTA”) and its related cabinet orders and ministerial ordinances (collectively, the “Foreign Exchange Regulations”) govern certain aspects relating to the acquisition and holding of shares of capital stock and voting rights of Sony Group Corporation by “exchange non-residents”
and by “foreign investors” (as these terms are defined below). The Foreign Exchange Regulations also apply to the acquisition and holding of ADSs and the exercise of voting rights by holders of ADSs who are “foreign investors” that constitute an “inward direct investment” (as defined below).
Capital Transaction
Except as described below with respect to an “inward direct investment” by a “foreign investor”, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents
to purchase or sell shares of a Japanese listed corporation outside Japan using currencies other than Japanese yen.
In general, the acquisition of shares of a Japanese corporation (such as the shares of capital stock of Sony Group Corporation) by an exchange non-resident
from an exchange resident requires post facto reporting by the exchange resident to the Minister of Finance. No such reporting requirement is imposed, however, if:

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

Definition of Inward Direct Investment
If a foreign investor acquires shares or voting rights of a Japanese corporation that is listed on a Japanese stock exchange (such as the shares of capital stock of Sony Group Corporation) or that is traded on an over-the-counter
market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 1% or more of the total number of issued shares or the total number of voting rights of the relevant corporation, such acquisition constitutes an “inward direct investment.” In addition, the acquisition of the authority to exercise, either directly or through instructions, voting rights held by other shareholders that results in the foreign investor, in combination with any existing shareholding, directly or indirectly holding 1% or more of the total number of voting rights of the relevant corporation constitutes an “inward direct investment.”
In addition to the acquisitions of shares or voting rights described above, if a foreign investor (i) is granted the authority to exercise voting rights on behalf of other shareholders of a Japanese listed corporation regarding certain matters which may give such foreign investor the power to control, or may have a material influence on the management of such corporation, such as the election or removal of directors, or (ii) obtains consent from another foreign investor holding the voting rights of the relevant corporation to exercise the voting rights of such corporation held by such other foreign investor jointly, and, in each case, as a result of these arrangements, the number of the voting rights directly or indirectly held by the foreign investor, including the total number of the voting rights subject to such authorization to exercise, or the sum of the number of the voting rights directly or indirectly held by the foreign investor and such other foreign investor subject to such joint voting agreement, as the case may be, is 10% or more of the total number of voting rights of the relevant corporation, each such arrangement regarding voting rights (hereinafter referred to as a “voting arrangement”) also constitutes an “inward direct investment”.
Additionally, if a foreign investor directly or indirectly holds 1% or more of the total voting rights of a Japanese listed corporation and, at a general meeting of shareholders, consents to certain proposals having a material influence on the management of such corporation such as the (i) election of such foreign investor or any of its related persons (as defined in the Foreign Exchange Regulations) as a director or corporate auditor of the relevant corporation or (ii) transfer or discontinuation of its business, such consent also constitutes an “inward direct investment.”
Prior Notification Requirements regarding Inward Direct Investment
If a foreign investor intends to consummate an acquisition of shares or voting rights of a Japanese listed corporation or the authority to exercise, either directly or through instructions, voting rights held by other shareholders that constitutes an “inward direct investment” as described above, unless certain exemptions apply (such as where the foreign investor is in a country that is listed on an exemption schedule in the Foreign Exchange Regulations and where that Japanese corporation is not engaged in certain businesses (the “Designated Businesses”) designated by the Foreign Exchange Regulations), a prior notification of the relevant inward direct investment is required to be filed with the Minister of Finance and any other competent Ministers.
However, if a foreign investor is seeking to acquire shares or voting rights of a Japanese listed corporation or the authority to exercise, either directly or through instructions, voting rights held by other shareholders and such acquisition would constitute an “inward direct investment”, such foreign investor may be eligible for the exemptions if certain conditions are met. In the case of an acquisition of shares or voting rights or the authority to exercise, either directly or through instructions, voting rights of a Japanese listed corporation that is engaged in a Designated Business other than certain Designated Business designated by the Foreign Exchange Regulations as a core sector business (the “Core Sector Designated Businesses”), the foreign investor may be exempted from the prior notification requirement if such foreign investor complies with the following conditions (the “Exemption Conditions”):

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

Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Regulations (including (a) investors who have records of certain sanctions due to violations of the FEFTA and (b) certain investors that are state-owned enterprises or other related entities that are not otherwise accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above. On the other hand, if a foreign investor, excluding the disqualified investors described in the foregoing sentence, falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations) and complies with the Exemption Conditions, such foreign investor may be eligible for the exemptions described above, even if the acquisition results in such foreign investor’s directly or indirectly holding 10% or more of the total number of issued shares or voting rights of the corporation engaged in the Core Sector Designated Businesses.
For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed corporations into the following categories: (i) corporations engaged only in businesses other than the Designated Businesses, (ii) corporations engaged in Designated Businesses other than Core Sector Designated Businesses and (iii) corporations engaged in the Core Sector Designated Businesses. According to the list published by the Minister of Finance, as of June 22, 2021, Sony Group Corporation is classified as category (iii) above.
In addition, if a foreign investor intends to make a voting arrangement with respect to a Japanese listed corporation engaged in the Designated Businesses or consents to a proposal at the general meeting of shareholders of such corporation, in each case, that constitutes an “inward direct investment” as described in “Definition of Inward Direct Investment” above, in certain circumstances, prior notification of the relevant inward direct investment must be filed with the Minister of Finance and any other competent Ministers. In such cases, the exemptions from the prior notification requirements may not be available, except for cases where the relevant voting arrangement is a joint voting agreement with other foreign investors to exercise voting rights regarding matters other than certain matters which may give such foreign investor the power to control, or may have a material influence on the management of the relevant corporation, such as the election or removal of directors.
Acquisitions of shares by foreign investors by way of stock split are not subject to the foregoing notification requirements.
Procedures for Prior Notification regarding Inward Direct Investment
If such prior notification is filed, the proposed inward direct investment may not be consummated until 30 days after the date of filing during which time the Ministers will review the proposed inward direct investment, although this screening period may be shortened by such Ministers if they no longer deem it necessary to review the proposed inward direct investment, or may be shortened to five business days, if the proposed inward direct investment is determined not to raise concerns from the perspective of national security or certain other factors. The Ministers may extend the screening period up to five months if they deem it necessary to continue to review the proposed inward direct investment, and may recommend any modification or abandonment of the proposed inward direct investment and, if the foreign investor does not accept such recommendation, the Ministers may order the modification or abandonment of such inward direct investment. In addition, if the Ministers consider the proposed inward direct investment to be an inward direct investment that is likely to cause damage to the national security of Japan, to interfere with the maintenance of public order or to pose an obstacle to the preservation of public safety, and, if a foreign investor (i) consummates such inward direct investment without filing the prior notification described above; (ii) consummates such inward direct investment before the expiration of the screening period described above; (iii) in connection with such inward direct investment, makes false statements in the prior notification described above; or (iv) does not follow the recommendation or order issued by the Ministers to modify or abandon such inward direct investment, the Ministers may order such foreign investor to divest all or part of the shares acquired or take other measures.
Post Facto Reporting Requirements regarding Inward Direct Investment
A foreign investor who consummates an inward direct investment as described above through an acquisition of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed corporation that is engaged in the Designated Businesses, but is not subject to the prior notification requirements described above due to the exemptions from such prior notification requirements, in general, must file a post facto report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese corporation within 45 days of the date when, as a result of such acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds (i) 1% or more but less than 3% of the total number of issued shares or voting rights, for the first time, (ii) 3% or more but less than 10% of the total number of issued shares or voting rights, for the first time, or (iii) 10% or more of the total number of issued shares or voting rights (excluding, in the cases of (i) and (ii) above, a foreign investor who falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations)). In addition, if a foreign investor consummates the inward direct investment described above through the acquisition of shares or voting rights or the authority to exercise, directly or through instructions, voting rights of a Japanese listed corporation that is not engaged in the Designated Businesses (which is, in general, not subject to the prior notification requirements described above) and, as a result of such inward direct investment, such foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of shares or voting rights of the total number of issued shares or voting rights of the relevant corporation, such foreign investor, in general, must file a post facto report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese corporation within 45 days of such inward direct investment.
In addition, if a foreign investor consummates the inward direct investment described above through a voting arrangement with respect to a Japanese listed corporation that is not engaged in the Designated Businesses (which is, in general, not subject to the prior notification requirements described above), such foreign investor, in general, must file a post facto report of the relevant inward direct investment with the Minister of Finance and any other competent Ministers having jurisdiction over such Japanese corporation within 45 days of such inward direct investment.
Acquisitions of shares by foreign investors by way of stock split are not subject to the foregoing reporting requirements.
Dividends and Proceeds of Sale
Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of capital stock of Sony Group Corporation held by exchange non-residents
may generally be converted into any foreign currency and repatriated abroad.

E.	Taxation
The following is a summary of the major Japanese national tax and U.S. federal income tax consequences of the ownership, acquisition and disposition of shares of Common Stock of Sony Group Corporation and of American Depositary Receipts (“ADRs”) evidencing ADSs representing shares of Common Stock of Sony Group Corporation by a non-resident
of Japan or a
non-Japanese
corporation without a permanent establishment in Japan. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not take into account any specific individual circumstances of any particular investor. Accordingly, holders of shares of Common Stock or ADSs of Sony Group Corporation are encouraged to consult their tax advisors regarding the application of the considerations discussed below to their particular circumstances.
This summary is based upon the representations of the depositary and the assumption that each obligation in the deposit agreement in relation to the ADSs dated as of October 15, 2014, and in any related agreement, will be performed in accordance with its terms.
For purposes of the income tax convention between Japan and the United States (the “Treaty”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. holders of ADSs generally will be treated as owning shares of Common Stock of Sony Group Corporation underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, a “U.S. holder” is a holder that:

(i)	is a resident of the U.S. for purposes of the Treaty;

(ii)
does not maintain a permanent establishment in Japan (a) with which shares of Common Stock or ADSs of Sony Group Corporation are effectively connected and through which the U.S. holder carries on or has carried on business or (b) of which shares of Common Stock or ADSs of Sony Group Corporation form part of the business property; and

(iii)	is eligible for benefits under the Treaty with respect to income and gain derived in connection with shares of Common Stock or ADSs of Sony Group Corporation.
The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents
of Japan or
non-Japanese
corporations without a permanent establishment in Japan
(“non-resident
Holders”) who are holders of shares of Common Stock of Sony Group Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Group Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 22, 2021. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Group Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.
Generally,
non-resident
Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits are, in general, not a taxable event.
In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident
Holders is generally 20.42%, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock or ADSs of Sony Group Corporation) to non-resident
Holders other than any individual shareholder who holds 3% or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or before December 31, 2037. Due to the imposition of a special additional withholding tax (2.1 % of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rates of 15% and 20% as applicable, have been effectively increased to 15.315% and 20.42%, respectively, until December 31, 2037.
As of the date of this document, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15%, 10% or 5% for portfolio investors (15% under the income tax treaties with, among other countries, Canada, Denmark, Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain (with respect to Spain, for dividends due and payable on or before December 31, 2021), 10% under the income tax treaties with, among other countries, Australia, Austria, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States, and 5% under the income tax treaties with, among other countries, Spain (for dividends due and payable on or after January 1, 2022)). Under the Treaty, the maximum rate of Japanese withholding tax that may be imposed on dividends paid by a Japanese corporation to a U.S. holder that does not own directly or indirectly at least 10% of the voting stock of the Japanese corporation is generally reduced to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.
If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Sony Group Corporation to any particular non-resident
Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident
Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident
Holder, such
non-resident
Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on shares of Common Stock by Sony Group Corporation is, in principle, required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends. A standing proxy for non-resident
Holders of a Japanese corporation may provide this application service. In this regard, a certain simplified special filing procedure is available for
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
non-resident
Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. Sony Group Corporation does not assume any responsibility to ensure withholding at the reduced treaty rate or to ensure the absence of withholding for shareholders who would be so eligible under any applicable income tax treaty but where the required procedures as stated above are not followed.
Gains derived from the sale of shares of Common Stock or ADSs of Sony Group Corporation outside Japan by a non-resident
Holder holding such shares or ADSs as portfolio investors are, in general, not subject to Japanese income tax or corporation tax under Japanese tax law. U.S. holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.
Japanese inheritance tax and gift tax at progressive rates may be payable by an individual who has acquired from another individual shares of Common Stock or ADSs of Sony Group Corporation as a legatee, heir or donee even though neither the acquiring individual nor the deceased nor donor is a Japanese resident.
Holders of shares of Common Stock or ADSs of Sony Group Corporation should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.
United States Taxation with respect to shares of Common Stock and ADSs
The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock of Sony Group Corporation will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Group Corporation as determined for U.S. federal income tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate
U.S. holder with respect to the ADSs or Common Stock will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Group Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Group Corporation’s audited financial statements and relevant market and shareholder data, Sony Group Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its taxable year ended March 31, 2021. In addition, based on Sony Group Corporation’s audited financial statements and Sony Group Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Group Corporation does not anticipate becoming a PFIC for the taxable year ending March 31, 2021. Holders of ADSs and Common Stock of Sony Group Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.
Subject to applicable limitations and special considerations discussed below, a U.S. holder of ADSs or Common Stock of Sony Group Corporation will be entitled to a credit for Japanese tax withheld in accordance with the Treaty from dividends paid by Sony Group Corporation. For purposes of the foreign tax credit limitation, dividends will be foreign source income, and will generally constitute “passive” income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which economic profit, after
non-U.S. taxes,
is insubstantial. Holders of ADSs and Common Stock of Sony Group Corporation should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.
Dividends paid by Sony Group Corporation to U.S. corporate holders of ADSs or Common Stock of Sony Group Corporation will not be eligible for the dividends-received deduction.

In general, a U.S. holder will recognize capital gain or loss upon the sale or other disposition of ADSs or Common Stock of Sony Group Corporation equal to the difference between the amount realized on the sale or disposition and the U.S. holder’s tax basis in the ADSs or Common Stock. Such capital gain or loss will be long-term capital gain or loss if the ADSs or Common Stock have been held for more than one year on the date of the sale or disposition. The net amount of long-term capital gain recognized by an individual holder is subject to lower rates of federal income taxation than ordinary income or short-term capital gain rates.
Under the Code, a U.S. holder of ADSs or Common Stock of Sony Group Corporation may be subject, under certain circumstances, to information reporting and possibly backup withholding with respect to dividends and proceeds from the sale or other disposition of ADSs or Common Stock, unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not an additional tax and may be refunded or credited against the U.S. holder’s federal income tax liability, so long as the required information is furnished to the U.S. Internal Revenue Service.

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

The following table shows the results of VaR. These analyses for the fiscal year ended March 31, 2021 indicate the potential maximum loss in fair value as predicted by the VaR analysis resulting from market fluctuations in one day at a 95% confidence level. The VaR of currency exchange rate risk principally consists of risks arising from the volatility of the exchange rates between the yen and the U.S. dollar and between the yen and the euro, the currencies in which a significant amount of financial assets and liabilities and derivative transactions are maintained on a consolidated basis. The VaR of interest rate risk and stock price risk consists of risks arising from the volatility of the interest rates and stock prices against invested securities and derivatives transactions in the Financial Services segment.
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
Consolidated

	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(Yen in billions)
Net VaR	1.3	1.3	1.1	1.2
VaR of currency exchange rate risk	1.3	1.2	1.0	1.2
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0
Financial Services

	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(Yen in billions)
Net VaR	1.2	1.1	1.0	1.0
VaR of currency exchange rate risk	1.2	1.0	0.9	1.0
VaR of interest rate risk	0.1	0.1	0.1	0.1
VaR of stock price risk	0.0	0.0	0.0	0.0
Sony without the Financial Services segment

	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(Yen in billions)
Net VaR	0.9	0.8	0.6	0.7
VaR of currency exchange rate risk	0.9	0.8	0.6	0.7
VaR of interest rate risk	0.0	0.0	0.0	0.0
VaR of stock price risk	0.0	0.0	0.0	0.0

Item 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities
Not Applicable

B.	Warrants and Rights
Not Applicable

C.	Other Securities
Not Applicable

D.	American Depositary Shares
Citibank N.A. (the “Depositary”) serves as the depositary for Sony Group Corporation’s American Depositary Shares (“ADSs”) pursuant to a deposit agreement between Sony Group Corporation, the Depositary, and the holders and beneficial owners of ADSs issued thereunder from time to time (the “Deposit Agreement”) (attached as Exhibit 2.1 to this report). ADS holders (“Holders”) may be required to pay various fees to the Depositary and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The following fees may at any time and from time to time be changed by agreement between Sony Group Corporation and the Depositary.
Under the terms of the Deposit Agreement, Holders may have to pay the following service fees to the Depositary.

Service	Rate	By Whom Paid
Issuance of ADSs upon deposit of Sony Group Corporation’s Common Stock	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) issued	Person depositing Sony Group Corporation’s Common Stock or person receiving ADSs

Delivery of deposited securities against surrender of ADSs	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) surrendered	Person surrendering ADSs for the purpose of withdrawal of deposited securities or person to whom deposited securities are delivered

Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) held	Person to whom distribution is made

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, (ii) exercise of rights to purchase additional ADSs	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) held	Person to whom distribution is made

Distribution of securities other than ADSs or rights purchase Additional ADSs (i.e., spin-off shares)	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) held	Person to whom distribution is made

ADS Services	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary	Person holding ADSs on the applicable record date(s) established by the Depositary
Holders will also be responsible for paying certain charges such as: (i) taxes (including applicable interest and penalties) and other governmental charges; (ii) such registration fees as may from time to time be in effect for the registration of Sony Group Corporation’s Common Stock or other deposited securities on the share register and applicable to transfer of Sony Group Corporation’s Common Stock or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively; (iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing Sony Group Corporation’s Common Stock or withdrawing deposited securities or of the Holders and beneficial owners of ADSs; (iv) the expenses and charges incurred by the Depositary in the conversion of foreign currency; (v) such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Sony Group Corporation’s Common Stock, deposited securities, ADSs and ADRs; and (vi) the fees and expenses incurred by the Depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.
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
In the event of refusal by a Holder to pay the Depositary fees, the Depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the Depositary fees from any distribution to be made to the Holder. Note that the fees and charges Holders may be required to pay may vary over time and may be changed by Sony Group Corporation and by the Depositary. Holders will receive prior notice of such changes. The Depositary may reimburse Sony Group Corporation for certain expenses incurred by Sony Group Corporation in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as Sony Group Corporation and the Depositary agree from time to time.
Direct and Indirect Payments by the Depositary to Sony
The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to certain ceilings. These reimbursable expenses currently include, but are not limited to, legal and accounting fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the fiscal year ended March 31, 2021, such reimbursements totaled approximately 5,118,453 U.S. dollars.
In addition, as part of its service to Sony, the Depositary waives fees in connection with its ADR program, subject to a ceiling. These waived expenses currently include, but are not limited to, standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the fiscal year ended March 31, 2021, the amount of such indirect payments was estimated to total 5,000 U.S. dollars.

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
and
15d-15(e) under
the Securities Exchange Act of 1934, as of March 31, 2021. Disclosure controls and procedures require that information to be disclosed in the reports Sony Group Corporation files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2021, the disclosure controls and procedures were effective at the reasonable assurance level.
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
Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2021 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2021.
Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on the effectiveness of Sony’s internal control over financial reporting as of March 31, 2021, presented on page
(F-2).
Item 15(c). Attestation Report of the Registered Public Accounting Firm
Refer to the Report of Independent Registered Public Accounting Firm on page
(F-2).
Item 15(d). Changes in Internal Control over Financial Reporting
There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2021 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
Sony Group Corporation’s Board of Directors has determined that Toshiko Oka and Keiko Kishigami each qualifies as an “audit committee financial expert” as defined in Item 16A of
Form 20-F
under the Securities Exchange Act of 1934, as amended. In addition, both are determined to be independent as defined under the New York Stock Exchange Corporate Governance Standards.

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
https://www.sony.com/en/SonyInfo/csr_report/compliance/

Item 16C.	Principal Accountant Fees and Services
Audit and
Non-Audit
Fees
The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2020 and 2021.

	Fiscal year ended March 31
	2020	2021
	Yen in millions
Audit Fees (1)	4,011	4,207
Audit-Related Fees (2)	400	128
Tax Fees	0	0
All Other Fees (3)	118	67

	4,529	4,402

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.
Audit Committee’s
Pre-Approval
Policies and Procedures
Consistent with the U.S. Securities and Exchange Commission rules regarding auditor independence, Sony Group Corporation’s Audit Committee is responsible for appointing, reviewing and setting compensation, retaining, and overseeing the work of Sony’s independent auditor, so that the auditor’s independence will not be impaired. The Audit Committee established a formal policy requiring pre-approval
of all audit and permissible
non-audit
services provided by the independent auditor to Sony Group Corporation or any of its subsidiaries. The Audit Committee periodically reviews this policy with due regard for compliance with laws and regulations of host countries where Sony Group Corporation is listed.
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

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out information concerning purchases made by Sony Group Corporation during the fiscal year ended March 31, 2021.

Period	(a) Total number of shares purchased	(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs *1,2	(d) Maximum number of shares that may yet be purchased under the plans or programs *1,2
April 1 — 30, 2020	587	6,730.58	N/A	N/A
May 1 — 31, 2020	893	6,852.52	N/A	N/A
June 1 — 30, 2020	2,572	7,447.89	N/A	N/A
July 1 — 31, 2020	3,636	7,816.37	N/A	N/A
August 1 — 31, 2020	3,451	8,436.52	N/A	N/A
September 1 — 30, 2020	2,366	8,314.12	N/A	N/A
October 1 — 31, 2020	1,786	7,823.20	N/A	N/A
November 1 — 30, 2020	3,422	9,149.26	N/A	N/A
December 1 — 31, 2020	5,982	9,905.91	N/A	N/A
January 1 — 31, 2021	4,526	10,518.92	N/A	N/A
February 1 — 29, 2021	4,416	11,629.47	N/A	N/A
March 1 — 31, 2021	4,902	11,378.94	N/A	N/A

Total	38,539	9,489.46	N/A	N/A
Column (a) represents the combined total number of shares purchased during the fiscal year ended March 31, 2021, including both fractional shares purchased from fractional shareholders in accordance with the Companies Act, and shares purchased in accordance with publicly announced plans, as shown in column (c).
Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Group Corporation to purchase such shares at their market value (Refer to “B. Memorandum and Articles of Association —
Capital stock
—
 (Unit share system)
” in “Item 10.
Additional Information
”). During the fiscal year ended March 31, 2021, Sony Group Corporation purchased 38,539 shares of common stock for a total purchase price of 365,714,144 yen upon such requests from holders of shares constituting less than one full unit.
*1 Sony approved on August 4, 2020 by resolution of the Board of Directors the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation

•	Total number of shares for repurchase: 20 million shares (maximum) (1.64% of total number of shares issued and outstanding (excluding treasury stock))

•	Total purchase price for repurchase of shares: 100 billion yen (maximum)

•	Period of repurchase: From August 5, 2020 to March 31, 2021
*2 The repurchase of shares of common stock based on the above approval at the Board of Directors was completed. The details are as follows.

•	Total number of shares repurchased: 0 shares

•	Total purchase price for repurchased shares: 0 yen

•	Period of repurchase: August 5, 2020 to March 31, 2021

Item 16F.	Change in Registrant ’ s Certifying Accountant
Not Applicable

Item 16G.	Disclosure About Differences in Corporate Governance
The table below discloses the significant ways in which Sony’s corporate governance practices differ from those required for U.S. companies under the listing standards of the New York Stock Exchange (“NYSE”). As a foreign private issuer listed on the NYSE, Sony Group Corporation is exempt from most of the exchange’s corporate governance standards requirements. For further information on Sony’s corporate governance practices and history, please refer to “Board Practices” in “Item 6.
Directors, Senior Management and Employees
.”

NYSE Standards	Sony’s Corporate Governance Practices
Board Independence. A majority of board directors must be independent.
Sony Group Corporation has adopted the “Company with Three Committees” corporate governance system under the Companies Act. Sony Group Corporation’s Board Charter requires its board to consist of between 8 to 14 directors.

The Companies Act does not require Sony Group Corporation to have a majority of “independent” (in the meaning given by the NYSE Corporate Governance Standards) directors on its board; rather, it requires Sony Group Corporation to have a majority of “outside” directors (the definition of the term “outside” director is summarized below) on each of three statutory committees (the Nominating Committee, the Audit Committee and the Compensation Committee).

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

(i) a person who is not a Director of Sony Group Corporation or any of its subsidiaries engaged in the business operations of Sony Group Corporation or such subsidiaries, as the case may be, or a Corporate Executive Officer or general manager or other employee (“Group Executive Director, etc.”) of Sony Group Corporation or any of its subsidiaries and who has not been a Group Executive Director, etc. of Sony Group Corporation or any of its subsidiaries for ten years prior to assuming his/her office; (ii) if a person who has been a director, accounting counselor (if the accounting counselor is a juridical person, a member who is in charge of the affairs), or corporate auditor of Sony Group Corporation or any of its subsidiaries (excluding a person who has been a Group Executive Director, etc.) at the time within ten years prior to assuming his/her office, a person who has not been a Group Executive Director, etc. of Sony Group Corporation or any of its subsidiaries for ten years prior to assuming his/her office as a director, an accounting counselor, or a corporate auditor; (iii) a person who is not a director or a Corporate Executive Officer or general manager or other employee of a parent company or any entity which controls the management of Sony Group Corporation; (iv) a person who is not a Group Executive Director, etc. of a direct/indirect subsidiary of Sony Group Corporation or any entity the management of which is directly or indirectly controlled by Sony Group Corporation; and (v) a person who is not a spouse or relative within the second degree of kinship of a Director or a Corporate Executive Officer or general manager or other

NYSE Standards	Sony’s Corporate Governance Practices
the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

(vi) an executive officer or employee of a company, or has an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of 1 million U.S. dollars or 2% of such other company’s consolidated gross revenues employee of Sony Group Corporation. Under the Companies Act, a director’s status as an “outside” director is unaffected by the director’s compensation, his or her affiliation with business partners, or the board’s affirmative determination of independence. On the other hand, under the Companies Act, a director who has had a career as a management director, corporate executive officer, or other employee of the company, its subsidiaries or other group companies is by definition not an “outside” director.

Sony Group Corporation’s Board Charter includes a provision requiring that each “outside” director:

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

In addition, the Securities Listing Regulations of the Tokyo Stock Exchange require Sony Group Corporation to make efforts to have at least one “Independent Director” on the Board of Directors. “Independent Director” is defined in the Securities Listing Regulations of the Tokyo Stock Exchange as an “outside” director who is unlikely to have conflicts of interest with shareholders. According to the guidelines of the Tokyo Stock Exchange, if a person falls in any of the categories listed below, such person, in principle, will be considered to have a conflict of interest with shareholders of the listed company.

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

As of June 22, 2021, 8 of the 11 members of Sony Group Corporation’s Board of Directors qualified as “outside” directors. In addition, all 8 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the Tokyo Stock Exchange.

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

The
outside/non-management
Directors generally meet several times a year without management, though neither the Companies Act nor Sony Group Corporation’s Board Charter requires non-management
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

Sony Group Corporation’s Nominating Committee shall consist of at least three Directors. Under the Companies Act, the Committee is responsible for determining the contents of proposals regarding the appointment and dismissal of Directors to be submitted for approval to the shareholders’ meeting. Unlike listed U.S. companies under NYSE rules, it is not responsible for developing governance guidelines or overseeing the evaluation of the board and management. Under the Companies Act, a majority of its members shall be “outside” directors, as defined under the Companies Act.

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

Sony Group Corporation’s Compensation Committee shall consist of at least three Directors. Under the Companies Act, a majority of its members shall be “outside” directors, as defined under the Companies Act. Sony Group Corporation’s Board Charter prohibits the CEO, the COO and/or the CFO (or a person at any equivalent position) from serving on the Compensation Committee. Under the Companies Act, the Committee is responsible for, among others, determining the compensation of each director and Corporate Executive Officer.

Audit Committee.
 An audit committee satisfying the independence and other requirements of
Rule 10A-3
under the Exchange Act is required. The committee must have at least three members. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee and the duties and responsibilities of the committee.

Sony Group Corporation’s Audit Committee shall consist of at least three Directors. Under the Companies Act, a majority of its members shall be “outside” Directors, as defined under the Companies Act. In addition, pursuant to the Companies Act, no member of the Committee shall be a Director of the company or any of its subsidiaries who is engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer of the company or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries. Sony Group Corporation’s Board Charter also requires each member of the Audit Committee to meet the independence requirements of the applicable U.S. securities laws and regulations, and requires at least one member to meet the audit committee financial expert requirements. Currently, all the members of Sony Group Corporation’s Audit Committee are also “independent” as defined in the NYSE Corporate Governance Standards, and two members of the Committee are qualified as audit committee financial experts.

NYSE Standards	Sony’s Corporate Governance Practices

Equity Compensation Plans. Equity compensation plans require shareholder approval, subject to limited exemptions.
Under the Companies Act, if Sony Group Corporation wishes to adopt an equity compensation plan under which stock acquisition rights or shares of common stock are granted on specially favorable conditions, except where all of its shareholders are granted rights to subscribe for such stock acquisition rights/shares of common stock or such stock acquisition rights/shares of common stock are gratuitously allocated to all of its shareholders, each on a pro rata basis, then Sony Group Corporation must obtain shareholder approval by a “special resolution” at a General Meeting of Shareholders, where the quorum is one-third
of the total number of voting rights of all of its shareholders and the approval by at least two-thirds
of the number of voting rights of all the shareholders represented at the meeting is required under Sony Group Corporation’s Articles of Incorporation.

On the other hand, under the Companies Act, if Sony Group Corporation wishes to adopt an equity compensation plan under which stock acquisition rights or shares of common stock are granted against fair value thereof, such plan can be adopted by the resolution of Sony Group Corporation’s Compensation Committee, and grants of stock acquisition rights or shares pursuant to such plan may be decided by a resolution of the Board of Directors or a determination by a Corporate Executive Officer to whom the authority to make such determination has been delegated, and no shareholder approval is required.

Corporate Governance Guidelines. Corporate governance guidelines must be adopted and disclosed.
Sony Group Corporation is required to disclose the status of its corporate governance under the Companies Act, Financial Instruments and Exchange Act and its related regulations, and the Securities Listing Regulations of the Tokyo Stock Exchange; however, Sony Group Corporation does not have corporate governance guidelines that cover all the requirements described in the NYSE Corporate Governance Standards, as many of the provisions do not apply to Sony Group Corporation. Details of the status are posted on the following website:
https://www.sony.net/SonyInfo/csr_report/governance/

Code of Ethics. A code of business conduct and ethics for directors, officers and employees must be adopted and disclosed, along with any waivers of the code for directors or executive officers.
Although this provision of the NYSE Corporate Governance Standards does not apply to Sony Group Corporation, Sony Group Corporation has adopted a code of conduct to be observed by all its directors, officers and other employees. The code of conduct is available at:
(Page 37 of Sustainability Report – Ethics and Compliance / The Sony Group Code of Conduct)
https://www.sony.com/en/SonyInfo/csr/library/
reports/SustainabilityReport2020_E.pdf

The code’s content covers principal items described in the NYSE Corporate Governance Standards.

Item 16H.	Mine Safety Disclosure
Not Applicable

Item 17.	Financial Statements
Not Applicable

Item 18.	Financial Statements
Refer to the consolidated financial statements.

Item 19.	Exhibits
Documents filed as exhibits to this annual report:

1.1
Amended Articles of Incorporation of Sony Group Corporation (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2020 (Commission file number 001-06439) filed on June 26, 2020

1.2
Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.3	Charter of the Board of Directors, as amended (English Translation)

2.1
Amended and Restated Deposit Agreement, dated as of October 15, 2014, by and among Sony Group Corporation, Citibank, N.A. and the holders and beneficial owners of American Depositary Shares issued thereunder, incorporated by reference to Exhibit 99.A to Sony’s registration statement on Form F-6 (Commission file number 333-198953) filed on September 26, 2014

2.2
Form of American Depositary Receipt for American Depositary Shares representing Deposited Shares of Common Stock of Sony Group Corporation, incorporated by reference to Sony’s prospectus filed pursuant to Rule 424(b)(3) on April 1, 2021, to the registration statement on Form F-6 (Commission file number 333-198953)

2.3
Description of Rights of each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), incorporated by reference to Exhibit 2.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2020 (Commission file number 001-06439) filed on June 26, 2020

8.1
Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Group Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2021: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1	Consent of PricewaterhouseCoopers Aarata LLC

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2021, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ HIROKI TOTOKI

(Signature)
Hiroki Totoki
Executive Deputy President and Chief Financial Officer
Date: June 22, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Sony Group Corporation (Sony Group Kabushiki Kaisha)
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Sony Group Corporation and its subsidiaries (the “Company”) as of March 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, cash flows and changes in stockholders’ equity for each of the three years in the period ended March 31, 2021, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in
Internal Control — Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in
Internal Control — Integrated Framework
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
Realizability of deferred tax assets for entity and its national tax filing group in Japan
As described in Note 2 and Note 21 to the consolidated financial statements, carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish a valuation allowance for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future income after consideration of uncertain tax positions, excess of carrying value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by the Company to prevent net operating loss and tax credit carryforwards from expiring unutilized. For the fiscal year ended March 31, 2021, based on an assessment of the available positive and negative evidence including the Company’s positive earnings for the past several years, despite the spread of
COVID-19,
as a result of the acquisition of Sony Financial Holdings Inc., the taxable income of the entity and its national tax filing group in Japan has increased and is expected to be stable going forward. Based on an assessment of the available positive and negative evidence, in particular recent profit history and forecasted profitability, in the quarter ended September 30, 2020, Sony reversed the valuation allowance recorded against a significant portion of the deferred tax assets in Japan, primarily for temporary differences and net operating losses. As a result, Sony recorded a tax benefit of 214,900 million yen.
The principal considerations for our determination that performing procedures relating to the realizability of deferred tax assets for the entity and its national tax filing group in Japan were a critical audit matter are (i) there was significant judgment involved by management in an assessment of the available positive and negative evidence including forecasted income, and (ii) this in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s assessment, including forecasts of future income.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the realizability of deferred tax assets, including assessing positive and negative evidence including future forecasted income for the entity and its national tax filing group in Japan. These procedures also included, among others, evaluating management’s weighing of positive and negative evidence; testing the completeness of the positive and negative evidence used; and evaluating the reasonableness of assumptions used by management, including the Company’s ability to generate income in the entity and its national tax filing group in Japan.
Valuation of liabilities for future insurance policy benefits and deferred acquisition costs
As described in Note 2 and 10 to the consolidated financial statements, liabilities for future insurance policy benefits include liabilities for minimum guarantee benefits related to certain variable annuity and variable life insurance contracts. The Company has elected fair value options for variable annuity contracts with minimum guarantee benefits in their entirety, which includes liabilities for minimum guarantee benefits. The fair value of the liabilities for minimum guarantee benefits is calculated as the present value of future expected cash flows. The significant assumptions used in the valuation include mortality rates, lapse rates, discount rates, and investment yields. As of March 31, 2021, the liabilities for minimum guarantee benefits for the variable annuity contracts were 42,309 million yen. Liabilities are also established for the variable life contracts that include minimum guarantee benefits features. For these contract features, the liabilities for minimum guarantee benefits are calculated using current best estimate assumptions and are based on the ratio of the present value of expected total excess payments divided by the present value of expected total assessments over the life of the contract. The significant assumptions in the valuation include mortality rates, lapse rates, discount rates and investment yields. As of March 31, 2021, the liabilities for minimum guarantee benefits for the variable life contracts were 58,246 million yen. Also, the Company defers acquisition costs that are related directly to the acquisition or renewal of insurance policies to the extent such costs are determined to be recoverable from future profits. Among them, the deferred insurance acquisition costs for non-traditional
life insurance contracts such as variable annuity contracts, variable life contracts, and investment contracts are amortized over the expected life at a constant rate based on the present value of the estimated gross profit. The present value of the estimated gross profit is affected by a number of assumptions, including investment yields, mortality rates, lapse rates and discount rates. At March 31, 2021, deferred insurance acquisition costs for non-traditional
life insurance contracts were 253,687 million yen.
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
June 22, 2021
We have served as the Company’s auditor since 2006.

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Balance Sheets

March 31

	Yen in millions
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	1,512,357	1,786,982
Marketable securities (including assets pledged that secured parties are permitted to sell or repledge of 17,521 million yen and 48,899 million yen in 2020 and 2021)	1,847,772	2,902,438
Notes and accounts receivable, trade and contract assets	1,028,793	1,099,300
Allowance for credit losses	(25,873)	(29,406)
Inventories	589,969	637,391
Other receivables	188,106	283,499
Prepaid expenses and other current assets	594,021	538,540
Total current assets	5,735,145	7,218,744
Film costs	427,336	459,426
Investments and advances:
Affiliated companies	207,922	226,218
Securities investments and other (including assets pledged that secured parties are permitted to sell or repledge of 930,882 million yen and 1,751,452 million yen in 2020 and 2021)	12,526,210	14,046,196
Allowance for credit losses	—	(8,419)
	12,734,132	14,263,995
Property, plant and equipment:
Land	81,482	79,557
Buildings	659,556	683,249
Machinery and equipment	1,725,720	1,748,961
Construction in progress	76,391	100,728
	2,543,149	2,612,495
Less — Accumulated depreciation	1,634,505	1,627,061
	908,644	985,434
Other assets:
Operating lease right-of-use assets	359,510	337,322
Finance lease right-of-use assets	33,100	39,772
Intangibles, net	906,310	996,305
Goodwill	783,888	827,149
Deferred insurance acquisition costs	600,901	657,420
Deferred income taxes	210,372	207,470
Other	340,005	361,803
	3,234,086	3,427,241
Total assets	23,039,343	26,354,840

(Continued on following page.)

F-
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Balance Sheets (Continued)

	Yen in millions
	2020	2021
LIABILITIES

Current liabilities:
Short-term borrowings	810,176	1,187,868
Current portion of long-term debt	29,807	131,699
Current portion of long-term operating lease liabilities	68,942	73,362
Notes and accounts payable, trade	380,810	599,569
Accounts payable, other and accrued expenses	1,630,197	1,756,833
Accrued income and other taxes	145,996	165,406
Deposits from customers in the banking business	2,440,783	2,773,885
Other	733,732	1,126,802
Total current liabilities	6,240,443	7,815,424
Long-term debt	634,966	773,294
Long-term operating lease liabilities	314,836	290,259
Accrued pension and severance costs	324,655	254,103
Deferred income taxes	549,538	366,761
Future insurance policy benefits and other	6,246,047	6,599,977
Policyholders’ account in the life insurance business	3,642,271	4,331,065
Other	289,285	294,302
Total liabilities	18,242,041	20,725,185
Redeemable noncontrolling interest	7,767	8,179
Commitments and contingent liabilities
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock, no p ar value —
2020 — Shares authorized: 3,600,000,000; shares issued: 1,261,058,781	880,214
2021 — Shares authorized: 3,600,000,000; shares issued: 1,261,058,781		880,214
Additional paid-in capital	1,289,719	1,486,721
Retained earnings	2,768,856	3,857,152
Accumulated other comprehensive income —
Unrealized gains on securities, net	161,191	101,305
Unrealized gains on derivative instruments, net	1,248	2,761
Pension liability adjustment	(235,520)	(223,468)
Foreign currency translation adjustments	(509,872)	(404,529)
Debt valuation adjustments	1,973	(89)
	(580,980)	(524,020)
Treasury stock, at cost
Common stock
2020 — 40,898,841 shares	(232,503)
2021 — 21,831,206 shares		(124,228)
	4,125,306	5,575,839
Noncontrolling interests	664,229	45,637
Total equity	4,789,535	5,621,476
Total liabilities and equity	23,039,343	26,354,840
The accompanying notes are an integral part of these statements.

F-
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2019	2020	2021
Sales and operating revenue:
Net sales	7,306,235	6,856,090	7,252,766
Financial services revenue	1,274,708	1,299,847	1,661,520
Other operating revenue	84,744	103,948	85,074
	8,665,687	8,259,885	8,999,360
Costs and expenses:
Cost of sales	5,150,750	4,753,174	5,072,596
Selling, general and administrative	1,576,825	1,502,625	1,469,955
Financial services expenses	1,112,446	1,171,875	1,488,963
Other operating (income) expense, net	(71,568)	(3,611)	7,468
	7,768,453	7,424,063	8,038,982
Equity in net income (loss) of affiliated companies	(2,999)	9,637	11,487
Operating income	894,235	845,459	971,865
Other income:
Interest and dividends	21,618	19,278	10,457
Gain on equity securities, net	118,677	—	247,026
Other	4,440	2,671	6,752
	144,735	21,949	264,235
Other expenses:
Interest	12,467	11,090	12,185
Loss on equity securities, net	—	20,180	—
Foreign exchange loss, net	11,279	26,789	16,056
Net periodic benefit costs other than service costs	—	4,572	8,811
Other	3,576	5,327	6,678
	27,322	67,958	43,730
Income before income taxes	1,011,648	799,450	1,192,370
Income taxes:
Current	166,748	172,391	154,422
Deferred	(121,650)	4,799	(153,427)
	45,098	177,190	995
Net income	966,550	622,260	1,191,375
Less — Net income attributable to noncontrolling interests	50,279	40,069	19,599
Net income attributable to Sony Group Corporation’s stockholders	916,271	582,191	1,171,776

	Yen
	2019	2020	2021
Per share data:
Common stock
Net income attributable to Sony Group Corporation’s stockholders
— Basic	723.41	471.64	952.29
— Diluted	707.74	461.23	936.90
The accompanying notes are an integral part of these statements.

F-
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2019	2020	2021
Net income	966,550	622,260	1,191,375
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	33,285	40,390	(102,492)
Unrealized gains on derivative instruments	1,223	1,267	1,513
Pension liability adjustment	(13,960)	74,971	12,965
Foreign currency translation adjustments	8,444	(75,888)	106,826
Debt valuation adjustments	—	3,032	(3,120)
Total comprehensive income	995,542	666,032	1,207,067
Less — Comprehensive income attributable to noncontrolling interests	57,669	54,151	8,231
Comprehensive income attributable to Sony Group Corporation’s stockholders	937,873	611,881	1,198,836
The accompanying notes are an integral part of these statements.

F-
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2019	2020	2021
Cash flows from operating activities:
Net income	966,550	622,260	1,191,375
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	374,026	416,642	390,693
Amortization of film costs	348,493	329,809	273,044
Accrual for pension and severance costs, less payments	(33,631)	8,948	(42,936)
Other operating (income) expense, net	(71,568)	(3,611)	7,468
(Gain) loss on securities investments, net (other than financial services business)	(118,630)	20,177	(247,033)
(Gain) loss on marketable securities and securities investments held in the financial services business, net	(66,383)	93,088	(478,321)
Deferred income taxes	(121,650)	4,799	(153,427)
Equity in net (income) loss of affiliated companies, net of dividends	7,947	(5,114)	(4,948)
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade and contract assets	1,144	62,654	(37,779)
(Increase) decrease in inventories	30,455	40,315	(57,007)
Increase in film costs	(410,994)	(361,194)	(280,541)
Increase (decrease) in notes and accounts payable, trade	18,534	(91,435)	211,939
Increase (decrease) in accrued income and other taxes	(20,039)	(40,144)	80,165
Increase in future insurance policy benefits and other	544,179	520,683	905,343
Increase in deferred insurance acquisition costs	(88,807)	(99,433)	(102,289)
Increase in marketable securities held in the life insurance business	(64,034)	(124,270)	(156,132)
(Increase) decrease in other current assets	16,576	(37,286)	(102,400)
Increase (decrease) in other current liabilities	56,723	(27,083)	62,619
Other	(110,153)	19,940	(109,683)
Net cash provided by operating activities	1,258,738	1,349,745	1,350,150
Cash flows from investing activities:
Payments for purchases of fixed assets	(312,644)	(439,761)	(512,239)
Proceeds from sales of fixed assets	17,585	18,758	15,823
Payments for investments and advances by financial services business	(1,078,250)	(1,319,062)	(1,631,017)
Payments for investments and advances (other than financial services business)	(53,525)	(48,853)	(103,143)
Proceeds from sales or return of investments and collections of advances by financial services business	309,498	343,740	449,081
Proceeds from sales or return of investments and collections of advances (other than financial services business)	2,442	14,456	20,309
Payment for EMI Music Publishing acquisition, net of cash acquired	(244,197)	—	—
Proceeds from sales of businesses	—	12,816	3,151
Proceeds related to sales of Spotify Technology S.A. Shares	82,467	—	—
Proceeds from sales of Olympus Corporation Shares	—	80,357	—
Other	(30,821)	(14,729)	(23,481)
Net cash used in investing activities	(1,307,445)	(1,352,278)	(1,781,516)

(Continued on following page.)

F-
10

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2019	2020	2021
Cash flows from financing activities:

Proceeds from issuance of long-term debt	94,351	118,447	406,857
Payments of long-term debt	(382,671)	(198,055)	(98,134)
Increase in short-term borrowings, net	123,979	193,332	355,536
Proceeds from issuance of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	—	—	396,500
Payments of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	—	—	(396,500)
Increase in deposits from customers in the financial services business, net	246,945	258,720	467,286
Dividends paid	(38,067)	(49,574)	(61,288)
Payments for purchase of treasury stock	(100,177)	(200,211)	(366)
Payment for purchase of noncontrolling interest in Nile Acquisition LLC	(32,041)	—	—
Payment for purchase of noncontrolling interest in Game Show Network, LLC	—	(39,894)	—
Payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	—	—	(396,698)
Other	(35,203)	(17,107)	(6,226)
Net cash provided by (used in) financing activities	(122,884)	65,658	666,967
Effect of exchange rate changes on cash and cash equivalents, including restricted	52,465	(21,643)	36,668
Net increase (decrease) in cash and cash equivalents, including restricted	(119,126)	41,482	272,269
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,592,939	1,473,813	1,515,295
Cash and cash equivalents, including restricted, at end of the fiscal year	1,473,813	1,515,295	1,787,564
Less — Restricted cash and cash equivalents, included in other current assets and other assets	3,740	2,938	582
Cash and cash equivalents at end of the fiscal year	1,470,073	1,512,357	1,786,982
Supplemental data:
Cash paid during the fiscal year for —
Income taxes	210,499	216,922	119,084
Interest	10,882	10,000	8,491
Non-cash investing and financing activities —
Conversion of convertible bonds	16	430	78,342
Obtaining assets by entering into finance leases	32,541	6,478	9,597
The accompanying notes are an integral part of these statements.

F-
11

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2018	865,678	1,282,577	1,440,387	(616,746)	(4,530)	2,967,366	679,791	3,647,157
Cumulative effect of newly adopted ASUs			7,976	(15,526)		(7,550)	5,432	(2,118)
Issuance of new shares	431	431				862		862
Exercise of stock acquisition rights	8,174	8,174				16,348		16,348
Conversion of convertible bonds	8	8				16		16
Stock-based compensation		1,159				1,159		1,159
Comprehensive income:
Net income			916,271			916,271	50,279	966,550
Other comprehensive income, net of tax —
Unrealized gains on securities				24,370		24,370	8,915	33,285
Unrealized gains on derivative instruments				1,223		1,223		1,223
Pension liability adjustment				(14,013)		(14,013)	53	(13,960)
Foreign currency translation adjustments				10,022		10,022	(1,578)	8,444

Total comprehensive income						937,873	57,669	995,542

Stock issue costs, net of tax		(147)				(147)		(147)
Dividends declared (35.00 yen per share)			(44,048)			(44,048)	(28,961)	(73,009)
Purchase of treasury stock					(100,177)	(100,177)		(100,177)
Reissuance of treasury stock		1			3	4		4
Transactions with noncontrolling interests shareholders and other		(25,329)				(25,329)	(23,618)	(48,947)

Balance at March 31, 2019	874,291	1,266,874	2,320,586	(610,670)	(104,704)	3,746,377	690,313	4,436,690

(Continued on following page.)

F-1
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2019	874,291	1,266,874	2,320,586	(610,670)	(104,704)	3,746,377	690,313	4,436,690
Cumulative effect of ASU 2016-02			(7,472)			(7,472)		(7,472)
Issuance of new shares	529	529				1,058		1,058
Exercise of stock acquisition rights	5,179	5,180				10,359		10,359
Conversion of convertible bonds	215	215				430		430
Stock-based compensation		1,980				1,980		1,980
Comprehensive income:
Net income			582,191			582,191	40,069	622,260
Other comprehensive income, net of tax —
Unrealized gains on securities				26,156		26,156	14,234	40,390
Unrealized gains on derivative instruments				1,267		1,267		1,267
Pension liability adjustment				74,937		74,937	34	74,971
Foreign currency translation adjustments				(74,643)		(74,643)	(1,245)	(75,888)
Debt valuation adjustments				1,973		1,973	1,059	3,032

Total comprehensive income						611,881	54,151	666,032

Stock issue costs, net of tax		(80)				(80)		(80)
Dividends declared (45.00 yen per share)			(55,111)			(55,111)	(25,885)	(80,996)
Purchase of treasury stock					(200,211)	(200,211)		(200,211)
Reissuance of treasury stock		0			2	2		2
Cancellation of treasury stock		(1,072)	(71,338)		72,410	—		—
Transactions with noncontrolling interests shareholders and other		16,093				16,093	(54,350)	(38,257)

Balance at March 31, 2020	880,214	1,289,719	2,768,856	(580,980)	(232,503)	4,125,306	664,229	4,789,535

(Continued on following page.)

F-1
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2020	880,214	1,289,719	2,768,856	(580,980)	(232,503)	4,125,306	664,229	4,789,535
Cumulative effect of ASU 2016-13			(3,669)			(3,669)	(1,386)	(5,055)
Exercise of stock acquisition rights		(354)	(735)		18,074	16,985		16,985
Conversion of convertible bonds			(11,060)		89,402	78,342		78,342
Stock-based compensation		1,577				1,577		1,577
Comprehensive income:
Net income			1,171,776			1,171,776	19,599	1,191,375
Other comprehensive income, net of tax —
Unrealized losses on securities				(90,521)		(90,521)	(11,971)	(102,492)
Unrealized gains on derivative Instruments				1,513		1,513		1,513
Pension liability adjustment				12,962		12,962	3	12,965
Foreign currency translation adjustments				105,643		105,643	1,183	106,826
Debt valuation adjustments				(2,537)		(2,537)	(583)	(3,120)

Total comprehensive income						1,198,836	8,231	1,207,067

Dividends declared (55.00 yen per share)			(68,016)			(68,016)	(12,996)	(81,012)
Purchase of treasury stock					(366)	(366)		(366)
Reissuance of treasury stock		354			1,165	1,519		1,519
Transactions with noncontrolling interests shareholders and other		195,425		29,900		225,325	(612,441)	(387,116)

Balance at March 31, 2021	880,214	1,486,721	3,857,152	(524,020)	(124,228)	5,575,839	45,637	5,621,476

The accompanying notes are an integral part of these statements.

F-1
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Index to Notes to Consolidated Financial Statements

Sony Group Corporation and Consolidated Subsidiaries

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements

Sony Group Corporation and Consolidated Subsidiaries

1.	Nature of operations
Sony Corporation changed its name to “Sony Group Corporation”, effective as of April 1, 2021. Sony Group Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony” or “Sony Group”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments and devices for consumer, professional and industrial markets such as network services, home gaming consoles and software, televisions, audio and video recorders and players, still and video cameras, smartphones, and image sensors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles, including game applications based on the animation titles. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Further, Sony is also engaged in various financial services businesses, including life and non-life
insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese internet-based banking subsidiary.

2.	Summary of significant accounting policies
The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Group Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan, while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domicile.

(1)	Significant accounting policies
Basis of consolidation and accounting for investments in affiliated companies -
The consolidated financial statements include the accounts of Sony Group Corporation and its majority-owned subsidiary companies, general partnerships and other entities in which Sony has a controlling interest, and variable interest entities (“VIEs”) for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies, generally through
20-50%
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

F-1
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Use of estimates -
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining the valuation of investment securities, valuation of inventories, fair values of long-lived assets, fair values of goodwill and other intangible assets, fair values of assets and liabilities assumed in business combinations, product warranty liability, pension and severance plans, valuation of deferred tax assets, uncertain tax positions, film costs, and insurance related liabilities. Actual results could significantly differ from those estimates. The timing and extent to which the spread of
COVID-19
may negatively impact Sony’s business will depend on future developments, which are uncertain. This uncertainty could result in greater variability in accounting estimates and assumptions.
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
Marketable debt and equity securities -
Debt securities designated as
available-for-sale
are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Equity securities that have a readily determinable fair value, and debt securities classified as trading securities, are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity
are carried at amortized cost. The allowance for credit losses is evaluated and recorded for debt securities classified as either available-for-sale
or
held-to-maturity
as necessary. Realized gains and losses are determined on the average cost method and are reflected in income.
Debt securities designated as
available-for-sale
are regularly reviewed for impairment. For such debt securities which are at an unrealized loss position, Sony determines whether a decline in fair value below the amortized cost basis has resulted from a credit loss or other factors by considering not only the length of time a security has been in an unrealized loss position, but also factors such as the extent to which the fair value is less than the amortized cost basis, adverse conditions specifically related to the security, payment structure of the debt security, failure of the issuer of the security to make scheduled interest or principal and any changes to the related ratings, in conjunction with the possibility that Sony sells such security before recovery of its amortized cost basis. Sony compares the present value of cash flow expected to be collected from the security with the amortized cost basis. If the present value of cash flows expected to be collected is less than the amortized cost basis, an allowance for credit losses is recorded up to the amount that the fair value is less than the amortized cost basis in the consolidated statements of income. Any impairment that is not accounted for as the allowance for credit losses is recorded through other comprehensive income (loss), net of applicable taxes.

F-1
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The assessment on the risk of credit losses for debt securities designated as held-to-maturity
is performed on a regular basis. Sony develops an estimate of expected credit losses over the contractual term by considering available information relevant to assessing the collectability of cash flows including internal information, external information, or a combination of both relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for such credit losses is recorded in income to present the net amount expected to be collected by such debt securities.
Equity securities that do not have readily determinable fair values -
Equity securities that do not have readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If indicators for impairment are present for equity securities that do not have readily determinable fair values, Sony evaluates whether any such equity security is impaired. If any such security is judged to be impaired, Sony recognizes the impairment of the investment and the carrying value is adjusted to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.
Allowance for credit losses -
Sony estimates expected credit losses and recognizes loss allowances for specific financial assets.
The loss allowance for not
e
s and accounts receivable, trade and contract assets is measured at an amount equal to expected credit losses over the contractual term on a collective basis or an individual basis in a way that reflects past events, current conditions and reasonable and supportable forecasts about the future that are available at the reporting date incorporating factors such as the past-due status and the attributes of the counterparties.
The loss allowance for securities investments and other is primarily recognized for debt securities classified as available-for-sale
or
held-to-maturity
and loans including housing loans in the Financial Services segment. The expected credit losses are measured over the contractual term on a collective basis or an individual basis in a way that reflects past events, current conditions and reasonable and supportable forecasts about the future that are available at the reporting date incorporating factors such as asset type, credit risk ratings, collateral collectability, past-due
status and other relevant characteristics of financial assets. The expected credit losses for the financial assets are the product of the probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”), by leveraging the Basel III regulatory framework or based on the external information published by major credit rating agencies. The forward-looking economic information is also included in determining the PD.
Sony also writes off the gross carrying amount of the financial assets when it cannot reasonably expect to recover all or part of the assets.
For the loss allowance for debt securities classified as
available-for-sale
or
held-to-maturity,
also refer to “
Marketable debt and equity securities”
above.
Inventories -
Inventories in the Game & Network Services (“G&NS”), Music, Pictures, Electronics Products & Solutions (“EP&S”) and Imaging & Sensing Solutions (“I&SS”) segments are valued at cost, not in excess of the net realizable value – i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal, cost being determined on the “average cost” basis.
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

F-1
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Film costs -
Film costs, including direct production costs, production overhead and acquisition costs, are stated at the lower of unamortized cost or estimated fair value and classified as noncurrent assets. Film costs of content predominantly monetized individually are amortized, and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total revenues. Film costs also include broadcasting rights, which are recognized when the license period begins and the program is available for use and consist of acquired programming to be aired on Sony’s worldwide channel network. Film costs of content predominantly monetized with other content, including broadcasting rights, are amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate, although broadcasting rights licensed under multi-year live-event sports programming agreements are generally amortized based on the ratio of the current period’s actual advertising revenue and an allocation of subscription fee revenue to the estimated total remaining attributable revenues. Estimates used in calculating the fair value of film costs are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis. Content produced by Television Productions and Motion Pictures in the Pictures segment is predominantly monetized individually. Substantially all content within Media Networks is predominantly monetized with other content.
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
Right-of-use
assets also include any lease payments or initial direct costs incurred on or before the commencement date and exclude lease incentives. In determining the present value of lease payments, Sony generally uses its incremental borrowing rate, as the implicit rate is not available for most of its leases. Sony determines its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing, taking into account the lease term and the economic environment of each country or region at commencement date. The lease terms include options to extend or terminate the lease when it is reasonably certain that Sony will exercise that option. Lease expense for operating leases recorded on the consolidated balance sheets is recognized on a straight-line basis over the lease term. Sony accounts for the lease and non-lease
components of all underlying asset classes as a single lease component. Sony has applied the short-term lease exception for leases with a term of one year or less, where right-of-use
assets and lease liabilities are not recognized and the expense is recognized on a straight-line basis.
As of April 1, 2019, Sony adopted Accounting Standards Update (“ASU”) 2016-02, which amends leasing guidance, on a modified retrospective basis with no restatement of comparative periods. Prior to the adoption of ASU 2016-02 on April 1, 2019, right-of-use assets and lease liabilities for operating leases were not recognized in Sony’s consolidated balance sheets.
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

F-1
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

In the fourth quarter of the fiscal year ended March 31, 2021, Sony elected not to perform an optional qualitative assessment of goodwill and instead proceeded directly to a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the total amount of goodwill allocated to the reporting unit. Indefinite lived intangible assets are tested for impairment by comparing the fair value of the intangible asset with its carrying value, and if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
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
The assumptions used for projected future cash flows and the timing of such cash flows are based on the forecast and mid-range
plan (“MRP”) of each reporting unit and take into account such factors as historical experience, market and industry information, and current and forecasted economic conditions. Perpetual growth rates are utilized to determine a terminal cash flow value and are generally set after the three-year forecasted period for the MRP. Certain reporting units, such as those in the Pictures segment, utilize longer forecast periods and base the terminal value on an exit price using an earnings multiple applied to the final year of the forecast
e
d earnings, which also takes into consideration a control premium. Discount rates are derived from the weighted average cost of capital of market participants in similar businesses.
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

F-
20

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Future insurance policy benefits -
Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future policy benefits includes the liabilities for the minimum guarantee benefits of variable annuities and variable life insurance contracts. As discussed below in “
Fair value measurement
,” Sony elected the fair value option for certain of these liabilities for future insurance policy benefits.
Policyholders’ account in the life insurance business -
Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances. Liabilities for policyholders’ account in the life insurance business includes the liabilities related to the variable annuities and variable life insurance contracts with minimum guarantee benefits. As discussed below in “
Fair value measurement
,” Sony elected the fair value option for certain of these liabilities for policyholders’ account in the life insurance business.
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
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

F-2
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Stock-based compensation -
Sony accounts for stock-based compensation using the fair value-based method and the expense is mainly included in selling, general and administrative expenses. Sony accounts for its stock acquisition rights plan using the fair value measured on the date of grant using the Black-Scholes option-pricing model. The stock acquisition rights plan is recognized, net of an estimated forfeiture rate, over the requisite service period using the accelerated method of amortization for grants with graded vesting. The estimated forfeiture rate is based on Sony’s historical experience in the stock acquisition rights plans where the majority of the vesting terms have b
e
en satisfied.
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
Sony owns a variety of intellectual property throughout its segments and recognizes revenue through the licensing of such intellectual property. Sony has both functional and symbolic intellectual property. The licensing of functional intellectual property grants a customer a right to use Sony’s intellectual property as it exists at a

F-2
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

point in time, and Sony satisfies its performance obligation at the point in time when the customer obtains control and is entitled to benefit from the license. The licensing of symbolic intellectual property grants a customer a right to access Sony’s intellectual property over time, and Sony satisfies its performance obligation over the license period as S
o
ny maintains the intellectual property.
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
Blu-ray
Disc
TM
, net of anticipated returns and sales incentives, are recognized when

F-2
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

delivery has occurred and the product is available for sale to the public. Revenues from electronic sell-through and video-on-demand
are recognized when the product is made available for viewing via digital distribution platforms. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired, and the performance obligation in these arrangements is the delivery of advertising spots and may include a guaranteed amount of impressions. When a guarantee for a number of impressions is not achieved, revenues are not recognized until additional advertising spots are delivered to provide the guaranteed im
p
ressions. Revenues from subscription fees received by television and digital networks are recognized when the service is provided. The performance obligation under network subscription arrangements is a license of functional intellectual property that is satisfied as programming is provided over the term of the arrangement.
Within the Financial Services segment, traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders. Amounts received as payment for non-traditional
contracts such as interest sensitive whole life contracts, individual annuity contracts and other contracts without life contingencies are recognized in policyholders’ account in the life insurance business. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue. Property and casualty insurance policies that the non-life
insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.
Revenue is recognized net of any taxes collected fr
o
m customers and subsequently remitted to governmental authorities.
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
Selling, general and administrative -
Costs classified as selling expenses relate to promoting and selling products and include items such as advertising, promotion, shipping and warranty expenses. General and administrative expenses include operating items such as officers’ salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, allowance for credit losses and amortization of intangible assets.
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

F-2
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Income taxes -
The provision for income
t
axes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity method expected to be remitted in the foreseeable future. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.
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
Net income (loss) attributable to Sony Group Corporation’s stockholders per share (“EPS”) -
Basic EPS is computed based on the weighted-average number of shares of common stock outstanding during each period. The computation of diluted EPS reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities. All potentially dilutive securities are excluded from the calculation in a situation where there is a net loss attributable to Sony Group Corporation’s stockholders.

F-2
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Recently adopted accounting pronouncements
Measurement of credit losses on financial instruments -
In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU
2016-13,
which amends the accounting guidance for credit losses on financial instruments. The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses. This ASU was effective for Sony as of April 1, 2020. The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.
Improvements to Accounting for Costs of Films and License Agreements for Program Materials -
In March 2019, the FASB issued ASU
2019-02,
which updates the guidance for the capitalization of film costs associated with episodic television series, requires the use of fair value rather than net realizable value when determining potential impairments of broadcasting rights, and modifies the presentation and disclosure requirements for films and broadcasting rights. In addition, upon capitalization of film costs entities are required to determine qualitatively whether the predominant monetization strategy is on a title-by-title
basis or together with other films and/or broadcast rights as part of a film group, such as in the case of a release of a film as part of a library of content on a streaming service. In the case of a film group, impairments are evaluated at the overall film group level rather than the individual title level. This ASU was effective for Sony as of April 1, 2020 and was applied on a prospective basis. Upon adoption, Sony reclassified broadcasting rights in the Pictures segment and animation film production costs in the Music segment included in inventories to film costs.

F-2
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Changes to the opening balances resulting from the adoption of the above ASUs were as follows:

	Yen in millions
	March 31, 2020	Impact of Adoption			April 1, 2020
		ASU 2016-13	ASU 2019-02	Total
ASSETS
Current assets:
Notes and accounts receivable, trade and contract assets	1,028,793	—	—	—	1,028,793
Allowance for credit losses *	(25,873)	(280)	—	(280)	(26,153)
Inventories	589,969	—	(31,517)	(31,517)	558,452
Other receivables	188,106	(30)	—	(30)	188,076
Prepaid expenses and other current assets	594,021	(12)	—	(12)	594,009

Total current assets	5,735,145	(322)	(31,517)	(31,839)	5,703,306

Film costs	427,336	—	31,517	31,517	458,853

Investments and advances:
Securities investments and other	12,526,210	780	—	780	12,526,990
Allowance for credit losses	—	(6,341)	—	(6,341)	(6,341)

Total investments and advances	12,734,132	(5,561)	—	(5,561)	12,728,571

Other assets:
Deferred income taxes	210,372	45	—	45	210,417
Other	340,005	(721)	—	(721)	339,284

Total other assets	3,234,086	(676)	—	(676)	3,233,410

Total assets	23,039,343	(6,559)	—	(6,559)	23,032,784

LIABILITIES
Deferred income taxes	549,538	(1,504)	—	(1,504)	548,034

Total liabilities	18,242,041	(1,504)	—	(1,504)	18,240,537

EQUITY
Sony Group Corporation’s stockholders’ equity:
Retained earnings	2,768,856	(3,669)	—	(3,669)	2,765,187

Total Sony Group Corporation’s stockholders’ equity	4,125,306	(3,669)	—	(3,669)	4,121,637

Noncontrolling interests	664,229	(1,386)	—	(1,386)	662,843

Total equity	4,789,535	(5,055)	—	(5,055)	4,784,480

Total liabilities and equity	23,039,343	(6,559)	—	(6,559)	23,032,784

*	Under ASU 2016-13, Sony changed the presentation from “Allowance for doubtful accounts” to “Allowance for credit losses” on the consolidated balance sheets.
Disclosures for Fair Value Measurement -
In August 2018, the FASB issued ASU
2018-13,
which amends disclosure requirements related to fair value measurement. This ASU was effective for Sony as of April 1, 2020. Since this ASU only impacts disclosures, the adoption had no impact on Sony’s results of operations and financial position.
Disclosures for Defined Benefit Plans -
In August 2018, the FASB issued ASU
2018-14,
which amends disclosure requirements related to defined benefit pension and other postretirement plans. This ASU was effective for Sony as of April 1, 2020. Since this ASU only impacts disclosures, the adoption had no impact on Sony’s results of operations and financial position.

F-2
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Recent accounting pronouncements not yet adopted
On February 3, 2021, Sony announced that its Board of Directors approved the voluntary adoption of International Financial Reporting Standards (“IFRS”) for its consolidated financial statements, in lieu of the currently applied U.S. GAAP. This decision was made with the goal of further streamlining and maintaining the quality of Sony’s financial and management reporting systems over the mid-
to long-term, and improving the international comparability of financial information in the capital markets. Sony plans to disclose its consolidated financial statements in accordance with IFRS from the first quarter of the fiscal year ending March 31, 2022. A
s
 a result, recent accounting pronouncements not yet adopted under U.S. GAAP have been excluded from this disclosure.

(4)	Reclassifications
Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2019 and 2020 have been made to conform to the presentation for the fiscal year ended March 31, 2021.

3.	Inventories
Inventories are comprised of the following:

	Yen in millions
	March 31
	2020	2021
Finished products	345,231	398,478
Work in process	149,969	133,560
Raw materials, purchased components and supplies	94,769	105,353

Inventories	589,969	637,391

4.	Film costs
Film costs are comprised of the following:

	Yen in millions
	March 31
	2020	2021
Motion picture productions:
Released	99,482	68,302
Completed and not released	18,776	20,148
In production and development	67,199	141,268
Television productions:
Released	186,344	126,236
In production and development	25,093	33,712

Film costs for content predominantly monetized individually	396,894	389,666
Film costs for Media Networks content*1	61,959	69,760
Less: current portion of broadcasting rights included in inventories *2	(31,517)	—

Film costs	427,336	459,426

*1	Substantially all of Sony’s film costs for Media Networks content are broadcasting rights and predominantly monetized with other content.

*2
Sony adopted ASU 2019-02 effective as of April 1, 2020, and as a result, broadcasting rights in the Pictures segment and animation film production costs in the Music segment were reclassified from inventories to film costs.

The amortization of film costs is recorded in cost of sales. Amortization expense of film costs of content predominantly monetized individually was
276,902
million yen and
209,674
million yen during the fiscal years

F-2
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

ended March 31, 2020, and 2021, respectively. Amortization expense of film costs of content predominantly monetized as part of a film group was

52,907
million yen and

63,370
million yen during the fiscal years ended March 31, 2020, and 2021, respectively.
67% of film costs for completed and not released content is expected to be amortized in the next twelve months.
Unamortized film costs for released content and Media Networks content at March 31, 2021 are expected to be amortized as follows:

Fiscal year ending March 31	Film costs for released content predominantly monetized individually	Film costs for Media Networks content
2022	77%	42%
2023	11%	24%
2024	3%	14%

Total	91%	80%
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
The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:
Balance Sheets

	Yen in millions
	March 31
	2020	2021
Current assets	389,195	435,910
Noncurrent assets	164,852	172,795
Current liabilities	194,219	208,306
Noncurrent liabilities and noncontrolling interests	60,469	61,232
Percentage of ownership in equity investees	20%-50%	20%-50%
Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Net revenues	390,457	387,678	414,934
Operating income	53,920	58,431	78,096
Net income attributable to controlling interests	5,539	34,916	46,914
Percentage of ownership in equity investees	20%-50%	20%-50%	20%-50%
On November 14, 2018, Sony Corporation of America (“SCA”), Sony’s wholly-owned subsidiary, completed the acquisition of the entirety of the approximately
 60%
equity interest held by the investor consortium led by the Mubadala Investment Company in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing. As a result of this acquisition, EMI became a wholly-owned subsidiary of Sony as described in Note 24.
The carrying value of Sony’s investment in M3, Inc. (“M3”) exceeded its proportionate share in the underlying net assets of M3 by 65,541 million yen at March 31, 2021. The excess
i
s substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal.
The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

F-
30

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2020 and 2021.
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
On January 29, 2020, Sony Life Insurance Co., Ltd.(“Sony Life”), Sony’s consolidated subsidiary, completed the acquisition of the entirety of 50% equity interest held by AEGON International B.V. in AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. (collectively, the “JVs”). As a result of this acquisition, the JVs became consolidated subsidiaries of Sony as described in Note 24. AEGON Sony Life Insurance Co., Ltd. changed its name to “Sony Life With Insurance Co., Ltd.,” as of April 1, 2020, and Sony Life With Insurance Co., Ltd., was subsequently merged with Sony Life as of April 1, 2021.
Several affiliated companies are listed on the Tokyo Stock Exchange and Sony’s investments in these companies have an aggregate carrying value and fair value of 150,339 million yen and 1,785,481 million yen, respectively, as of March 31, 2021.
The number of affiliated companies accounted for under the equity method as of March 31, 2020 and 2021 were 140 and 135, respectively.
Account balances and transactions with affiliated companies accounted for under the equity method are presented below. There are no other material transactions or account balances with any other related parties.

	Yen in millions
	March 31
	2020	2021
Accounts receivable, trade	12,030	5,814
Other receivables	1,589	3,014
Other current assets	9,757	16,097
Accounts payable, trade	1,497	1,409
Short-term borrowings	31,557	21,367
Finance lease liabilities and other	34,564	48,018
Operating lease liabilities	2,393	2,730

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Sales	41,437	35,951	32,372
Purchases	5,584	3,479	3,058
Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, in the fiscal year ended March 31, 2019. SFIL is accounted for under the equity method and is 34% owned by Sony.
MITSUI-SOKO Supply Chain Solutions, Inc. is accounted for under the equity method and is 34% owned by Sony as a result of the sale of the logistics business on April 1, 2015. As of the fiscal years ended March 31, 2020 and 2021, account balances with MITSUI-SOKO Supply Chain Solutions, Inc. and its subsidiaries were 1,181 million yen and 1,649 million yen, respectively, which are mainly included in accrued expenses. For the fiscal years ended March 31, 2020 and 2021, transactions were 6,069 million yen and 7,139 million yen, respectively, which are mainly included in general and administrative expenses.
Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2019, 2020 and 2021 were 4,948 million yen, 4,523 million yen and 6,539 million yen, respectively.

F-
31

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

6.	Transfer of financial assets
Sony has established several accounts receivable sales programs mainly within the EP&S segment. Through these programs, Sony can sell receivables to a commercial bank or a special purpose entity associated with a sponsor bank. Total receivables sold during the fiscal years ended March 31, 2019, 2020 and 2021 were 81,947 million yen, 65,214 million yen and 36,664 million yen, respectively. These transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. Sony includes the sales proceeds from these receivables as cash flows within operating activities in the consolidated statement of cash flows because the receivables are the result of operating activities and are short term in nature. Gains and losses from these transactions were insignificant. Although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing assets or liabilities are recorded as the costs of collection of the sold receivables and the income from servicing such receivables are insignificant.
Certain accounts rec
e
ivable sales programs above also involve VIEs. Refer to Note 23.

7.	Marketable securities and securities investments
Marketable securities and securities investments, primarily held in the Financial Services segment, include debt securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale
securities and
held-to-maturity
securities are as follows.

	Yen in millions
	March 31, 2020				March 31, 2021
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities:
Available-for-sale securities:
Japanese national government bonds	1,552,036	210,459	(566)	1,761,929	2,301,995	159,880	(18,609)	2,443,266
Japanese local government bonds	69,132	73	(33)	69,172	73,989	94	(20)	74,063
Japanese corporate bonds	202,164	19,112	(567)	220,709	259,932	13,356	(1,475)	271,813
Foreign government bonds	198,777	81,014	(14)	279,777	323,557	23,118	(20,819)	325,856
Foreign corporate bonds	361,422	507	(2,179)	359,750	382,231	1,102	(459)	382,874
Securitized products	205,223	0	—	205,223	198,593	—	—	198,593
Other	14,398	1,867	(12)	16,253	42,469	3,492	(140)	45,821

	2,603,152	313,032	(3,371)	2,912,813	3,582,766	201,042	(41,522)	3,742,286

Held-to-maturity securities:
Japanese national government bonds	6,204,505	2,098,885	(1,397)	8,301,993	6,244,125	1,650,057	(13,390)	7,880,792
Japanese local government bonds	2,504	331	—	2,835	1,716	294	—	2,010
Japanese corporate bonds	482,050	61,176	(4,754)	538,472	543,870	36,071	(14,919)	565,022
Foreign government bonds	723,937	302,297	—	1,026,234	850,740	51,494	(25,277)	876,957
Foreign corporate bonds	98	7	—	105	27,392	572	(109)	27,855
Securitized products	5,418	—	(421)	4,997	69,062	65	(4)	69,123

	7,418,512	2,462,696	(6,572)	9,874,636	7,736,905	1,738,553	(53,699)	9,421,759

Total	10,021,664	2,775,728	(9,943)	12,787,449	11,319,671	1,939,595	(95,221)	13,164,045

F-3
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table presents the cost and fair value of debt securities classified as available-for-sale
securities and
held-to-maturity
securities by contractual maturity:

	Yen in millions
	March 31, 2021
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair value	Cost	Fair value
Due in one year or less	568,574	568,625	6,680	6,757
Due after one year through five years	419,311	434,470	288,952	307,127
Due after five years through ten years	650,929	725,747	252,897	284,725
Due after ten years	1,943,952	2,013,444	7,188,376	8,823,150

Total	3,582,766	3,742,286	7,736,905	9,421,759

Proceeds from sales of
available-for-sale
securities were 66,906 million yen, 84,362 million yen and 60,188 million yen for the fiscal years ended March 31, 2019, 2020 and 2021, respectively. On these sales, gross realized gains were 240 million yen, 354 million yen and 358 million yen and gross realized losses were 475 million yen, 128 million yen and 145 million yen, respectively, for the fiscal years ended March 31, 2019, 2020 and 2021.
Marketable securities classified as trading securities, which are held primarily in the Financial Services segment, totaled 270,120 million yen and 288,895 million yen as of March 31, 2020 and 2021, respectively. Sony recorded net unrealized gains of 3,610 million yen, net unrealized gains of 1,705 million yen, and net unrealized losses of 1,055 million yen for the fiscal years ended March 31, 2019, 2020 and 2021, respectively. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.
The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2020 and 2021.

	Yen in millions
	March 31, 2020
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Debt securities:
Available-for-sale securities:
Japanese national government bonds	51,746	(539)	2,032	(27)	53,778	(566)
Japanese local government bonds	25,010	(10)	16,340	(23)	41,350	(33)
Japanese corporate bonds	62,118	(548)	10,694	(19)	72,812	(567)
Foreign government bonds	—	—	1,537	(14)	1,537	(14)
Foreign corporate bonds	86,220	(2,133)	18,896	(46)	105,116	(2,179)
Securitized products	—	—	—	—	—	—
Other	12,055	(12)	—	—	12,055	(12)

Total	237,149	(3,242)	49,499	(129)	286,648	(3,371)

F-3
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2021
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Debt securities:
Available-for-sale securities:
Japanese national government bonds	485,941	(18,418)	29,424	(191)	515,365	(18,609)
Japanese local government bonds	20,421	(8)	15,256	(12)	35,677	(20)
Japanese corporate bonds	73,238	(925)	42,310	(550)	115,548	(1,475)
Foreign government bonds	128,085	(20,800)	1,522	(19)	129,607	(20,819)
Foreign corporate bonds	29,651	(302)	12,026	(157)	41,677	(459)
Securitized products	—	—	—	—	—	—
Other	1,162	(140)	—	—	1,162	(140)

Total	738,498	(40,593)	100,538	(929)	839,036	(41,522)

At March 31, 2021, Sony determined that the decline in value for securities with unrealized losses shown in the above table has not resulted from credit losses.
For the fiscal
y
ears ended March 31, 2020 and 2021, with respect to equity securities included in marketable securities and securities investments, Sony recorded net realized gains of 20,176 million yen and 44,372 million yen due to the sale of equity securities and net unrealized loss of 134,831 million yen and net unrealized gains of 682,650 million yen due to revaluation of equity securities held as of March 31, 2020 and 2021, respectively. Gains or losses arising from equity securities held in the Financial Services segment are recorded in financial services revenue, and gains or losses arising from equity securities held in all segments other than the Financial Services segment are recorded in gain (loss) on equity securities, net in the consolidated statement of income. Included in the gains and (losses) noted above were gains and (losses) recorded by Sony with respect to the equity securities held by Sony in Spotify Technology S.A. (“Spotify”).
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
The remaining Spotify shares retained as of March 31, 2019 had a gross fair value of 78,947 million yen (711 million U.S. dollars), and the revaluation of such shares resulted in a pre-tax
unrealized gain, net of costs to be paid to Sony’s artists and distributed labels and other costs which directly related to the gains recognized from the revaluation of Spotify shares, of 47,543 million yen (449 million U.S. dollars)
recorded in gain on equity securities, net in the consolidated statement of income for the fiscal year ended March 31, 2019.
During the fiscal year ended March 31, 2020, Sony did not sell any portion of the Spotify shares that it owned. The revaluation of the remaining Spotify shares retained as of March 31, 2020 resulted in a pre-tax
unrealized loss, net of a decrease in costs to be paid to Sony’s artists and distributed labels, of 6,063 million yen (57 million U.S. dollars)
recorded in loss on equity securities, net in the consolidated statements of income for the fiscal year ended March 31, 2020.
During the fiscal year ended March 31, 2021, Sony did not sell any portion of the Spotify shares that it owned. The revaluation of the remaining Spotify shares retained as of March 31, 2021 resulted in a pre-tax
unrealized gain, net of costs to be paid to Sony’s artists and distributed labels, of 51,310 million yen (480 million U.S. dollars)
recorded in gain on equity securities, net in the consolidated statements of income for the fiscal year ended March 31, 2021.
The aggregate carrying amounts of securities that do not have readily determinable fair values as of March 31, 2020 and 2021 totaled 30,120 million yen and 82,744 million yen, respectively. Sony recorded no

F-3
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

upward adjustments for securities that do not have readily determinable fair values for the fiscal year ended March 31, 2019, and upward adjustments of
1,070 million yen and 20,921
million yen for securities that do not have readily determinable fair values for the fiscal years ended March 31, 2020 and 2021, respectively. The upward adjustments primarily resulted from new stock issuances by investees which were deemed to be observable price changes and the adjustments were calculated based on the price of such issuances. Sony recorded downward adjustments (including impairments) of
4,285 million yen, 9,075 million yen and 4,826
million yen for securities that do not have readily determinable fair values for the fiscal years ended March 31, 2019, 2020 and 2021, respectively.
The following table presents the cost of debt securities classified as held-to-maturity securities by a credit quality indicator based on a ratings system, which is primarily a composite of external ratings at March
 31, 2020 and 2021.
These debt securities held primarily in the Financial Services segment are substantially all composed of investment grade securities.

	Yen in millions
	March 31
	2020	2021
Debt securities:
Held-to-maturity securities:
AAA	5,516	69,161
AA	1,193,053	1,465,168
A	6,219,943	6,202,576
BBB	—	—
Other	—	—

Total	7,418,512	7,736,905

8.	Leases
Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets under both finance and operating leases.

(1)	Lease cost
The components of lease cost are as follows:

	Yen in millions
	Fiscal year ended March 31
	2020	2021
Finance Lease cost
Amortization of right-of-use assets	10,077	7,795
Interest on lease liabilities	1,266	863

Total finance lease cost	11,343	8,658
Operating lease cost	76,863	80,309
Short-term lease cost	20,620	17,805
Variable lease cost	141	108
Sublease income	(3,860)	(2,256)

Total lease cost	105,107	104,624

F-3
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Supplemental consolidated balance sheet information related to leases
Supplemental consolidated balance sheet information related to leases is as follows:

	Yen in millions
	March 31
	2020	2021
Finance leases
Current portion of long-term debt	9,240	7,382
Long-term debt	29,843	43,684

Total finance lease liabilities	39,083	51,066

	March 31
	2020	2021
Weighted average remaining lease term
Operating leases	8.61 years	8.08 years
Finance leases	9.91 years	16.85 years

	March 31
	2020	2021
Weighted average discount rate
Operating leases	2.338%	2.119%
Finance leases	3.147%	1.776%

(3)	Maturities of lease liabilities
Maturities of lease liabilities as of March 31, 2021 are as follows:

	Yen in millions
Fiscal year ending March 31	Operating leases	Finance leases
2022	79,980	8,309
2023	65,595	6,909
2024	55,127	5,067
2025	36,893	4,306
2026	29,850	2,941
Later fiscal years	130,838	33,869

Total lease payments	398,283	61,401
Less imputed interest	34,662	10,335

Total	363,621	51,066

(4)	Other information
Other information related to leases is as follows:

	Yen in millions
	Fiscal year ended March 31
	2020	2021
Cash paid for amounts included in the measurement of lease liabilities
Payments for operating leases, included in cash flows from operating activities	71,612	75,907
Payments for finance leases, included in cash flows from financing activities	33,088	9,311
Right-of-use assets obtained in exchange for new operating lease liabilities	124,380	46,710

F-3
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

9.	Goodwill and other intangible assets
Intangible assets other than goodwill acquired during the fiscal year ended March 31, 2021 totaled 187,596 million yen, which are subject to amortization, and are comprised of the following:

	Intangible assets acquired during the fiscal year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	14,131	5
Software to be sold, leased or otherwise marketed	17,255	3
Internal-use software	87,788	5
Music catalogs	61,341	19
Other	7,081	3
In the fiscal year ended March 31, 2021, additions to
internal-use
software primarily related to the capitalization of new software across several business platforms.
Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2020		March 31, 2021
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	173,800	(154,772)	180,379	(143,448)
Customer relationships	16,104	(12,467)	18,681	(13,962)
Trademarks	11,115	(6,079)	11,177	(6,394)
Software to be sold, leased or otherwise marketed	141,111	(110,663)	156,820	(124,819)
Internal-use software	594,109	(384,236)	660,133	(437,438)
Music catalogs	612,266	(124,787)	708,320	(151,568)
Artist contracts	41,764	(29,017)	42,902	(30,425)
Television carriage contracts (broadcasting agreements)	53,266	(21,645)	55,752	(27,162)
Other	56,769	(42,631)	63,102	(57,001)

Total	1,700,304	(886,297)	1,897,266	(992,217)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2019, 2020 and 2021 was 109,452 million yen, 110,819 million yen and 118,260 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending March 31	Yen in millions
2022	102,884
2023	88,057
2024	66,244
2025	48,197
2026	33,799

F-3
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Total carrying amount of intangible assets having an indefinite life is comprised of the following:

	Yen in millions
	March 31
	2020	2021
Trademarks	69,975	70,265
Distribution agreements	18,834	18,834
Other	3,494	2,157

Total	92,303	91,256

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2020 and 2021 are as follows:

	G&NS	Music	Pictures	EP&S	I&SS	Financial Services	All Other	Total
Balance, March 31, 2019:
Goodwill — gross	153,955	403,676	252,262	194,416	46,564	7,931	28,570	1,087,374
Accumulated impairments	—	(306)	(106,778)	(182,462)	—	(706)	(28,570)	(318,822)

Goodwill	153,955	403,370	145,484	11,954	46,564	7,225	—	768,552

Increase (decrease) due to:
Acquisitions	17,945	2,956	14,889	364	—	3,609	—	39,763
Sales and dispositions	—	—	(609)	—	—	—	—	(609)
Impairments	—	—	—	—	—	—	—	—
Translation adjustments	(926)	(13,802)	(5,410)	(129)	(372)	—	—	(20,639)
Other	—	(1,199)	(1,980)	—	—	—	—	(3,179)

Balance, March 31, 2020:
Goodwill — gross	170,974	391,631	257,074	194,635	46,192	11,540	28,269	1,100,315
Accumulated impairments	—	(306)	(104,700)	(182,446)	—	(706)	(28,269)	(316,427)

Goodwill	170,974	391,325	152,374	12,189	46,192	10,834	—	783,888

Increase (decrease) due to:
Acquisitions	—	1,791	13,007	5,156	—	—	—	19,954
Sales and dispositions	—	(902)	(392)	—	—	—	—	(1,294)
Impairments	—	—	—	—	—	—	—	—
Translation adjustments	1,386	16,609	6,026	267	318	—	—	24,606
Other	—	—	1,467	(1,472)	—	—	—	(5)

Balance, March 31, 2021:
Goodwill — gross	172,360	409,129	278,991	198,600	46,510	11,540	28,526	1,145,656
Accumulated impairments	—	(306)	(106,509)	(182,460)	—	(706)	(28,526)	(318,507)

Goodwill	172,360	408,823	172,482	16,140	46,510	10,834	—	827,149

10.	Insurance-related accounts
Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.
Those differences are mainly that insurance acquisition costs for life and non-life
insurance contracts are charged to income when incurred in Japan whereas in the United States those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance contracts calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted using mainly the net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For the purpose of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.
The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2020 and 2021 were 586,983 million yen and 573,430 million yen, respectively.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
(1)	Insurance policies
Life insurance policies that subsidiaries in the Financial Services segment underwrite, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2019, 2020 and 2021 were 910,011 million yen, 1,052,316 million yen and 913,361 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life
insurance revenues for the fiscal years ended March 31, 2019, 2020 and 2021 were 111,392 million yen, 115,730 million yen and 123,574 million yen, respectively.

(2)	Deferred insurance acquisition costs
Amortization of deferred insurance acquisition costs charged to income for the fiscal years ended March 31, 2019, 2020 and 2021 amounted to 79,906 million yen, 93,734 million yen and 44,738 million yen, respectively. At March 31, 2020 and 2021, the balances of deferred insurance acquisition costs of non-traditional
life insurance contracts were 206,363 million yen and 253,687 million yen, respectively.

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
At March 31, 2020 and 2021, future insurance policy benefits amounted to 6,237,048 million yen and 6,592,763 million yen, respectively.

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

F-3
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

At March 31, 2020 and 2021, policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2020	2021
Universal life insurance	2,611,577	3,067,791
Investment contracts	885,690	1,103,785
Other	145,004	159,489

Total	3,642,271	4,331,065

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
The policyholders’ account value, net amount at risk, liability for the minimum guarantee benefit, and average attained age at March 31, 2020 and 2021 are as follows.

	Yen in millions
	March 31, 2020
	Variable annuities	Variable life insurance contracts	Total
Policyholders’ account value	464,093	1,096,935	1,561,028
Net amount at risk	71,685	4,564,214	4,635,899
Liability for minimum guarantee benefit	64,045	79,860	143,905

	Age
	March 31 2020
	Variable annuities	Variable life insurance contracts
Average attained age	60	45

	Yen in millions
	March 31, 2021
	Variable annuities	Variable life insurance contracts	Total
Policyholders’ account value	490,152	1,486,001	1,976,153
Net amount at risk	50,861	5,074,637	5,125,498
Liability for minimum guarantee benefit	42,309	58,246	100,555

	Age
	March 31 2021
	Variable annuities	Variable life insurance contracts
Average attained age	61	45

F-
40

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
11.	Short-term borrowings and long-term debt
Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2020	2021
Unsecured loans:
with a weighted-average interest rate of 0.86%	91,725
with a weighted-average interest rate of 0.77%		58,659
Repurchase agreement:
with a weighted-average interest rate of 0.93%	567,194
with a weighted-average interest rate of 0.06%		917,792
Call money:
with a weighted-average interest rate of 0.13%	151,257
with a weighted-average interest rate of -0.03%		211,417

	810,176	1,187,868

At March 31, 2021, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 787,977 million yen as collateral for 917,792 million yen of short-term repurchase agreements. The repurchase agreement provides for net settlement upon a termination event.
At March 31, 2021, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 68,863 million yen as collateral for 59,500 million yen of secured call money.
In addition to the above, at March 31, 2021, certain subsidiaries in the Financial Services segment entered into securities-for-securities lending transactions, pursuant to which they pledged securities investments with a value of
 326,156
million yen as collateral and received marketable securities with a value of
 373,274
million yen as collateral. The amount of this received collateral was recorded in other current liabilities of the consolidated balance sheets for the debt of these transactions. The collateral received is permitted to be sold or repledged as collateral, but was not sold or pledged as of March 31, 2021.
Furthermore, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with an aggregate book value of
12,769 million yen as collateral for cash settlements, variation margins of futures markets and certain other purposes.

F-
41

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2020	2021
Unsecured loans, representing obligations principally to banks:
Due 2020 to 2029, with interest rates ranging from 0.01 % to 5.10 % per annum	17,880
Due 2021 to 2030, with interest rates ranging from 0.01 % to 5.10 % per annum		238,196
Unsecured 0.23% bonds, due 2021	89,894	89,969
Unsecured 0.11% bonds, due 2022	10,000	10,000
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured 0.28% bonds, due 2023	15,000	15,000
Unsecured 0.13% bonds, due 2024	29,886	29,911
Unsecured 0.15% bonds, due 2024		9,971
Unsecured 0.22% bonds, due 2025	10,000	10,000
Unsecured 0.18% bonds, due 2026	10,000	10,000
Unsecured 0.20% bonds, due 2026		19,943
Unsecured 0.42% bonds, due 2026	24,923	24,935
Unsecured 0.30% bonds, due 2029	59,738	59,760
Unsecured zero coupon convertible bonds, due 2022:
Conversion price 4,996.0 yen per common share	119,531
Conversion price 4,982.5 yen per common share		41,189
Secured 0.00% loans, due 2022 to 2023	201,205
Secured 0.00% loans, due 2021 to 2026		240,019
Finance lease liabilities and other:
Due 2020 to 2050, with interest rates ranging from 0.01% to 12.59% per annum	56,350
Due 2021 to 2051, with interest rates ranging from 0.01% to 5.45% per annum		85,564
Guarantee deposits received	10,366	10,536

	664,773	904,993
Less — Portion due within one year	29,807	131,699

	634,966	773,294

At March 31, 2021, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 54,624 million yen and housing loans with a book value of 562,731 million yen as collateral for a 240,000 million yen long-term secured loan.
On July 21, 2015, Sony issued 120,000 million yen of 130% callable unsecured zero coupon convertible bonds with stock acquisition rights due 2022 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from September 1, 2015 to
September 28, 2022. The initial conversion price was 5,008.0 yen per common share. In addition to the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events
including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula that is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 3,526.5 yen to 5,008.0 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. The conversion price has been adjusted to
 4,969.2
yen per common share since May 10, 2021 because the payment of the total annual dividend per common share for the fiscal year ended March 31, 2021 was
 55
yen, which is in excess of
 25
yen.
If each of the closing sales prices per share of Sony Group Corporation’s common stock on the Tokyo Stock Exchange for 20 consecutive trading days is
130%
or more of the conversion price of the Zero Coupon Convertible Bonds applicable on those trading days, subject to a public announcement of specified information within 15 days from the last day of those trading days
, on or after
 July 21, 2020, Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at  100% of the principal amount on the specified redemption day (which must be on or after the 30th day until the 60th day following the announcement day).
Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting
purposes. There are no significant adverse debt covenants under the Zero Coupon Convertible Bonds.

F-4
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony borrowed 322.5 billion yen in July 2020, and 74.0
billion yen in October 2020 from a Japanese private bank, in order to procure the funds necessary to acquire the common shares and the related stock acquisition rights not held by Sony of Sony Financial Holdings Inc. (“SFH”), a consolidated subsidiary of Sony, with the aim of making SFH a wholly-owned subsidiary of Sony. Sony fully repaid the outstanding balance of

396.5 billion yen by the end of March 2021.
In July 2020, in order to enhance liquidity, Sony executed an approximate 2 billion U.S. dollar bank loan from a group of lenders with eight- to ten-year
maturity terms in connection with Sony’s November 2018 acquisition of the remaining approximately
 60%
equity interest in DH Publishing, L.P., which owns EMI Music Publishing. This bank loan utilizes the Japan Bank for International Cooperation (“JBIC”) Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies. Approximately
60%, or 1.2 billion U.S. dollars, is from the JBIC Facility and borrowed in U.S. dollars and approximately 40%, or 86 billion yen (approximately 0.8 billion U.S. dollars), is from Japanese private banks and borrowed in yen. The terms of this loan agreement require accelerated repayment of the loan if Sony discontinues the acquired business.
There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.
Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2022	131,699
2023	106,626
2024	95,016
2025	188,572
2026	26,867
Later fiscal years	356,213

Total	904,993

At March 31, 2021, Sony had unused committed lines of credit amounting to 580,453 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2021, Sony had commercial paper programs totaling 1,053,550 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.	Housing loans and deposits from customers in the banking business

(1)	Housing loans in the banking business
Sony acquires and holds certain financial receivables in the normal course of business. The majority of financing receivables held by Sony consists of housing loans in the banking business and no other significant financial receivables exist.
A subsidiary in the banking business monitors the credit quality of housing loans based on the credit ratings of debtors which are classified by the financial conditions and the past due status of individual obligors. Past due status is monitored on a daily basis and the credit ratings of debtors is reviewed on a quarterly basis.
The allowance for the credit losses is established based on the credit ratings of debtors and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses as of March 31, 2020 were 1,927,054 million yen and 780 million yen, respectively, and as of March 31, 2021 were 2,354,546 million yen and 1,004 million yen, respectively. During the fiscal years ended March 31, 2020 and 2021, charge-offs on housing loans in the banking business and changes in the allowance for credit losses were not significant.
The balance of housing loans placed on nonaccrual status or past due status were not significant as of March 31, 2020 and 2021.

F-4
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table presents the amortized cost of housing loans in the banking business by credit quality indicator based on the credit ratings of debtors as of March 31, 2020.

Yen in millions
March 31, 2020
Housing loans by the credit ratings of debtors:
Normal*	1,923,648
Other than normal	3,406

Total	1,927,054

*	Normal is defined as borrowers who do not have particular problems with their financial position.
The following table presents the amortized cost of housing loans in the banking business by both credit quality indicator based on the credit ratings of debtors and year of origination as of March 31, 2021.

	Yen in millions
	March 31, 2021
	Amortized Cost by Origination Year
	Fiscal year ended March 31
	2021	2020	2019	2018	2017	Prior	Total
Housing loans by the credit ratings of debtors:
Normal*	547,133	349,334	252,609	158,546	269,450	772,072	2,349,144
Other than normal	212	136	358	265	218	4,213	5,402

Total assets	547,345	349,470	252,967	158,811	269,668	776,285	2,354,546

*	Normal is defined as borrowers who do not have particular problems with their financial position.

(2)	Deposits from customers in the banking business
All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2020 and 2021, the balances of time deposits and thrift saving deposits issued in amounts of 10 million yen or more were

320,351
 million yen and
391,442
 million yen, respectively. These amounts have been classified as current liabilities mainly due to the ability of the customers to make withdrawals prior to maturity.
At March 31, 2021, aggregate amounts of annual maturities of time deposits and thrift saving deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2023	36,586
2024	19,643
2025	3,135
2026	3,159
2027	400
Later fiscal years	28,805

Total	91,728

13.	Fair value measurements
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

F-4
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
In determining the fair value of liability for the minimum guarantee benefits of variable annuities, Sony uses mortality rates (0.004%~44.865%, weighted average 0.896%), lapse rates (1.000%~7.500%, weighted average 4.312%), and discount rates
(-0.046%~3.379%,
weighted average 0.967%)
as significant unobservable inputs. The weighted average rates of mortality and lapse are calculated by weighting the balance of the asset portfolio related to variable annuity contracts to the rates of mortality and lapse at the end of the fiscal year in accordance with the age of each contract, moneyness and other relevant factors. The weighted average discount rates are
calculated by weighting the balance of the asset portfolio related to variable annuity contracts by currency to the average of 50 years’ discount rates. The fair value of the minimum guarantee accumulation benefits, which is the primary minimum guarantee risk, generally declines with higher mortality rates, higher lapse rates, or higher discount rates.

F-4
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March
31
,
2020
and
2021
are as follows.

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

F-4
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2021
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets	Other noncurrent assets
Assets:
Debt securities
Trading securities	30,164	258,731	—	288,895	288,895	—	—	—
Available-for-sale securities
Japanese national government bonds	—	2,443,266	—	2,443,266	394,295	2,048,971	—	—
Japanese local government bonds	—	74,063	—	74,063	29,624	44,439	—	—
Japanese corporate bonds	—	264,644	7,169	271,813	24,980	246,833	—	—
Foreign government bonds *1	—	325,856	—	325,856	—	325,856	—	—
Foreign corporate bonds *2	—	365,029	17,845	382,874	117,209	265,665	—	—
Securitized products *3	—	44,104	154,489	198,593	—	198,593	—	—
Other	—	21,466	24,355	45,821	—	45,821	—	—
Equity securities	1,757,134	704,214	—	2,461,348	2,044,763	416,585	—	—
Other investments *4	7,544	4,128	9,326	20,998	—	20,998	—	—
Derivative assets *5	261	28,476	—	28,737	—	—	14,412	14,325

Total assets	1,795,103	4,533,977	213,184	6,542,264	2,899,766	3,613,761	14,412	14,325

					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Future insurance policy benefits	Policyholders’ account	Other current liabilities	Other noncurrent liabilities
Liabilities:
Future insurance policy benefits and policyholders’ account in the life insurance business *6	—	—	536,189	536,189	42,309	493,880	—	—
Derivative liabilities *5	1,116	39,238	—	40,354	—	—	26,086	14,268

Total liabilities	1,116	39,238	536,189	576,543	42,309	493,880	26,086	14,268

*1
7,771 million yen and 15,654 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 for the fiscal years ended March 31, 2020 and 2021. In the consolidated balance sheets, 2,386 million yen are included as marketable securities for the fiscal years ended March 31, 2020 and 5,385 million yen and 15,654 million yen are included as securities investment and other for the fiscal years ended March 31, 2020 and 2021, respectively.

*2
188,426 million yen and 228,761 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 for the fiscal years ended March 31, 2020 and 2021, respectively. In the consolidated balance sheets, 34,502 million yen and 52,637 million yen are included as marketable securities and 153,924 million yen and 176,124 million yen are included as securities investment and other for the fiscal years ended March 31, 2020 and 2021, respectively.

*3
193,430 million yen and 192,451 million yen are included in foreign securities for which the fair value option has been elected and classified in level 2 and level 3 for the fiscal years ended March 31, 2020 and 2021, respectively, and are included in the consolidated balance sheets as securities investments and other.

*4	Other investments include certain hybrid financial instruments and certain private equity investments.
*5	Derivative assets and liabilities are recognized and disclosed on a gross basis.

F-4
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

*6	Future insurance policy benefits and policyholders’ account in the life insurance business are those for which the fair value option has been elected.
7
Net loss of 12,408 million yen and net gains of 4,645 million yen arising from assets and liabilities for which the fair value option has been elected are included in financial services revenue and financial services expense in the consolidated statements of income for the fiscal years ended March 31, 2020 and 2021, respectively.

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2020 and 2021 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2020
	Assets					Liabilities
	Debt securities					Future insurance policy benefits and Policyholders’ account
	Available-for-sale securities
	Japanese corporate bonds	Foreign corporate bonds	Securitized products	Other	Other investments
Beginning balance	—	22,704	165,083	—	6,918	—
Acquisition of AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. *1	—	—	—	—	—	547,190
Total realized and unrealized gains (losses):
Included in earnings (loss) *2	—	311	(18,151)	—	(500)	12,500
Included in other comprehensive income (loss) *3	—	(73)	1	—	—	3,032
Purchases and Issuances	30	13,597	40,175	12,101	4,711	5,295
Sales	—	—	—	—	(9)	—
Settlements	—	(20,867)	(12,967)	—	(1,878)	(4,762)
Transfers into level 3 *4	—	3,374	—	—	—	—
Transfers out of level 3 *5	—	(3,276)	(2,301)	—	—	—

Ending balance	30	15,770	171,840	12,101	9,242	532,191

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings (loss) *2	—	(94)	(16,507)	—	(376)	10,273

F-4
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2021
	Assets					Liabilities
	Debt securities					Future insurance policy benefits and Policyholders’ account
	Available-for-sale securities
	Japanese corporate bonds	Foreign corporate bonds	Securitized products	Other	Other investments
Beginning balance	30	15,770	171,840	12,101	9,242	532,191
Total realized and unrealized gains (losses):
Included in earnings (loss)* 2	—	1,465	14,000	5,703	772	(16,475)
Included in other comprehensive income (loss)* 3	(461)	73	—	(11)	—	(3,120)
Purchases and Issuances	7,600	5,441	—	11,215	28	1,996
Sales	—	—	—	—	(2)	—
Settlements	—	(7,835)	(34,488)	(4,681)	(825)	(17,593)
Other	—	(1,613)	1,014	28	111
Transfers into level 3* 4	—	4,544	2,123	—	—	—

Ending balance	7,169	17,845	154,489	24,355	9,326	536,189

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings (loss)* 2	—	600	17,419	—	(77)	(29,205)
Included in other comprehensive income (loss)* 3	(461)	14	—	(17)	—	(3,120)

*1	Refer to Note 24.

*2	Earning effects are included in financial services revenue and financial services expense in the consolidated statements of income.

*3
Unrealized gains (losses) are included in unrealized gains (losses) on securities, net for available-for-sale
securities and included in debt valuation adjustments for future insurance policy benefits and policyholders’ account in the consolidated statements of comprehensive income.

*4
Certain corporate bonds and certain securitized products were transferred into level 3 because differences between the fair value determined by indicative quotes from dealers and the fair value determined by internally developed prices became significant and the observability of the inputs used decreased.

*5	Certain corporate bonds and certain securitized products were transferred out of level 3 because observable market data became available.
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

F-4
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis
Sony also has assets and liabilities that are required to be remeasured to fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2020 and 2021, such remeasurements to fair value related primarily to the following:

	During the fiscal year ended March 31, 2020
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Remeasurement of retained investment in SRE	15,911	—	—	13,347
Long-lived assets impairments	—	—	8,155	(36,003)

				(22,656)

	During the fiscal year ended March 31, 2021
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	—	—	32,033	(25,685)

				(25,685)

Long-lived assets impairments
Sony recorded an impairment loss of 19,172 million yen and 12,714 million yen for the fiscal years ended March 31, 2019 and 2020, respectively, included within the EP&S segment, related to long-lived
a
ssets in the smartphone business asset group. For the smartphone business asset group, the corresponding estimated future cash flows leading to the impairment charge reflected smartphone sales results and expectation of difficulty in the business environment.
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
Except as described above, no other impairment losses were individually material for the fiscal year ended March 31, 2020. The other impairment losses were primarily related to the impairment losses in asset groups within Media Networks in the Pictures segment related to a review of the channel portfolio for the fiscal year ended March 31, 2020.
There was no individually material impairment loss for the fiscal year ended March 31, 2021.
Remeasurement of retained investment in SRE
During the fiscal year ended March 31, 2020, Sony sold part of its shares in SRE and remeasured the remaining shares to fair value. This measurement is classified as level 1 because a quoted price for the shares of SRE is available on the Tokyo Stock Exchange. Refer to Note 5.

F-
50

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Remeasurement of previously owned equity interest in AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd.
During the fiscal year ended March 31, 2020, Sony remeasured to fair value the previously owned equity interests in AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. (collectively, the “JVs”) in connection with acquisition of the JVs. The measurement is classified as level 3 because significant unobservable inputs, such as projections of future cash flows and market comparables of similar transactions and companies, were considered in the fair value measurements. AEGON Sony Life Insurance Co., Ltd. changed its name to “Sony Life With Insurance Co., Ltd.,” as of April 1, 2020, and Sony Life With Insurance Co., Ltd., was subsequently merged with Sony Life as of April 1, 2021. Refer to Note 24.

(3)	Financial instruments
The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2020
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	2,161,432	—	2,161,432	1,927,054

Total assets	—	2,161,432	—	2,161,432	1,927,054

Liabilities:
Long-term debt including the current portion	—	699,358	—	699,358	664,773
Investment contracts included in policyholders’ account in the life insurance business	—	969,464	—	969,464	885,690

Total liabilities	—	1,668,822	—	1,668,822	1,550,463

	Yen in millions
	March 31, 2021
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	—	2,559,073	2,559,073	2,354,546

Total assets	—	—	2,559,073	2,559,073	2,354,546

Liabilities:
Long-term debt including the current portion	—	911,885	39,989	951,874	904,993
Investment contracts included in policyholders’ account in the life insurance business	—	1,159,195	—	1,159,195	1,103,785

Total liabilities	—	2,071,080	39,989	2,111,069	2,008,778

The summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature. The summary also excludes held-to-maturity
securities disclosed in Note 7.

F-
51

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Cash and cash equivalents, call loans and call money are classified in level 1. Time deposits, short-term borrowings, deposits from customers in the banking business are classified in level 2.
Held-to-maturity
securities, included in marketable securities and securities investments and other in the consolidated balance sheets, primarily include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds and are substantially all classified in level 2. The fair values of housing loans in the banking business, included in securities investments and other in the consolidated balance sheets, were estimated based on the discounted future cash flows using interest rates reflecting London Interbank Offered Rate base yield curves with certain risk premiums. Transfers of housing loans in the banking business into Level 3 occurred primarily due to increases in the significance of unobservable inputs from the fiscal year ended March 31, 2021. The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities
.

14.	Derivative instruments and hedging activities
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
Fair value hedges
Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges, as well as offsetting changes in the carrying value of the underlying hedged items, are recognized in income. For the fiscal years ended March 31, 2019, 2020 and 2021, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.
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

F-5
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony also entered into foreign exchange forward contracts and foreign exchange range forward contracts which effectively fixed the cash flows from certain forecasted purchase and sale transactions denominated in foreign currencies for the fiscal years ended March 31, 2019, 2020 and 2021. Accordingly, these derivatives have been designated as cash flow hedges.
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
Interest rate swap agreements (including interest rate and currency swap agreements
Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying borrowings and available-for-sale
debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values.
Interest rate swap agreements entered into in the Financial Services segment are used for reducing the risk arising from the changes in the fair value of fixed rate available-for-sale
debt securities. These derivatives are considered to be a hedge against changes in the fair value of available-for-sale
debt securities in the Financial Services segment. Accordingly, these derivatives have been designated as fair value hedges. Sony also entered into interest rate swap agreements in order to manage the risk of the interest rate fluctuation for certain loan arrangements. These derivatives are considered to be a hedge of the exposure to the variability in the cash flows of the loans which have variable interest rate arrangements. As such, these derivatives have been designated as a cash flow hedge.
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

F-5
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2020	2021	Liability derivatives	2020	2021
Interest rate contracts	Prepaid expenses and other current assets	9	—	Current liabilities: Other	183	286
Interest rate contracts	Other assets: Other	27	10,921	Liabilities: Other	8,177	6,064
Foreign exchange contracts	Prepaid expenses and other current assets	1,799	8	Current liabilities: Other	—	6,000

		1,835	10,929		8,360	12,350

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2020	2021	Liability derivatives	2020	2021
Interest rate contracts	Prepaid expenses and other current assets	44	50	Current liabilities: Other	200	408
Interest rate contracts	Other assets: Other	1,523	1,817	Liabilities: Other	9,120	8,204
Foreign exchange contracts	Prepaid expenses and other current assets	19,655	14,097	Current liabilities: Other	14,580	14,233
Foreign exchange contracts	Other assets: Other	49	1,587	Liabilities: Other	1,755	—
Equity contracts	Prepaid expenses and other current assets	18,886	240	Current liabilities: Other	1,476	5,157
Bond contracts	Prepaid expenses and other current assets	306	17	Current liabilities: Other	290	2
Commodity contracts	Prepaid expenses and other current assets	85	—	Current liabilities: Other	85	0

		40,548	17,808		27,506	28,004

Total derivatives		42,383	28,737		35,866	40,354

Presented below are the effects of derivative instruments on the consolidated statements of income and the consolidated statements of comprehensive income for the fiscal years ended March 31, 2019, 2020 and 2021.

Derivatives under fair value hedging relationships	Yen in millions
	Location of gains or (losses) recognized in income on derivative instruments	Amounts of gains or (losses) recognized in income on derivative instruments
		Fiscal year ended March 31
		2019	2020	2021
Interest rate contracts	Financial services revenue	(1,835)	(3,925)	(1,189)

Total		(1,835)	(3,925)	(1,189)

F-5
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
Derivatives under cash flow hedging relationships	Fiscal year ended March 31
	2019	2020	2021
	Amounts recognized in unrealized gains (losses) on derivative instruments in OCI (before tax)
Interest rate contracts:
Components included in the assessment of hedge effectiveness	—	—	10,153
Foreign exchange contracts:
Components included in the assessment of hedge effectiveness	2,315	1,712	(2,210)
Components excluded from the assessment of hedge effectiveness that were recognized based on amortization approach	—	1,087	263

Total	2,315	2,799	8,206

	Yen in millions
Derivatives under cash flow hedging relationships	Affected line item in consolidated statements of income	Fiscal year ended March 31
		2019	2020	2021
		Amounts reclassified from unrealized gains (losses) on derivative instruments in accumulated OCI (before tax)
Interest rate contracts:
Components included in the assessment of hedge effectiveness	Interest	—	—	285
Foreign exchange contracts:				—
Components included in the assessment of hedge effectiveness	Cost of sales	(1,093)	—	—
Components included in the assessment of hedge effectiveness	Net sales	—	106	(5,382)
Components excluded from the assessment of hedge effectiveness that were recognized based on amortization approach	Net sales	—	(1,087)	(263)

Total		(1,093)	(981)	(5,360)

F-5
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Derivatives not designated as hedging instruments	Yen in millions
	Location of gains or (losses) recognized in income on derivative instruments	Amounts of gains or (losses) recognized in income on derivative instruments
		Fiscal year ended March 31
		2019	2020	2021
Interest rate contracts	Financial services revenue	(3,192)	1,190	(9,603)
Foreign exchange contracts	Financial services revenue	(8,198)	2,473	(10,730)
Foreign exchange contracts	Foreign exchange loss, net	(7,437)	10,184	(8,454)
Equity contracts	Financial services revenue	(7,649)	15,438	(85,118)
Bond contracts	Financial services revenue	—	(2,954)	99
Commodity contracts	Financial services revenue	—	110	4,790

Total		(26,476)	26,441	(109,016)

Presented below are the amortized cost of hedged items, which are available-for-sale
debt securities, and cumulative amount of fair value hedging adjustments to hedged items under fair value hedging relationships as of March 31, 2020 and 2021.

Derivatives under fair value hedging relationships	Yen in millions
	Balance sheet location of hedged items	March 31, 2020
		Amortized cost	Cumulative effect to carrying amount of hedged items by fair value hedges
Interest rate contracts	Marketable securities	15,255	—
Interest rate contracts	Securities investments and other	91,080	—

Total		106,335	—

Derivatives under fair value hedging relationships	Yen in millions
	Balance sheet location of hedged items	March 31, 2021
		Amortized cost	Cumulative effect to carrying amount of hedged items by fair value hedges
Interest rate contracts	Marketable securities	30,167	—
Interest rate contracts	Securities investments and other	74,872	—

Total		105,039	—

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2020		March 31, 2021
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts*	989,966	3,201	1,176,589	(5,420)
Currency option contracts purchased	473	7	36,234	15
Currency option contracts written	460	(5)	36,164	(1,790)
Currency swap agreements	893,874	(1,006)	612,813	490
Other currency contracts*	62,080	2,971	68,663	2,164
Interest rate contracts:
Interest rate swap agreements	994,133	(16,019)	979,554	(1,969)
Interest rate swaption agreements	18,700	(58)	38,700	(205)
Equity contracts:
Equity future contracts	63,354	(871)	129,526	(746)
Equity swap agreements	103,409	18,281	117,055	(4,171)
Bond contracts:
Bond future contracts	56,546	16	169,441	15
Commodity contracts:
Commodity future contracts	1,465	0	2,957	(0)

F-5
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

*
Revision has been made to correct the notional amount of foreign exchange forward contracts and the presentation of fair values of foreign exchange forward contracts and other currency contracts as of March 31, 2020.

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

Presented below are the effects of offsetting derivative assets, derivative liabilities, financial assets and financial liabilities as of March 31, 2020 and 2021.

	Yen in millions
	As of March 31, 2020
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	38,281	12,614	20,545	5,122
Derivative assets not subject to master netting agreements	4,102			4,102

Total assets	42,383	12,614	20,545	9,224

Derivative liabilities subject to master netting agreements	31,896	7,086	23,873	937
Derivative liabilities not subject to master netting agreements	3,970			3,970
Repurchase, securities lending and similar arrangements	567,194	564,874	—	2,320

Total liabilities	603,060	571,960	23,873	7,227

	Yen in millions
	As of March 31, 2021
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	15,159	10,666	2,008	2,485
Derivative assets not subject to master netting agreements	13,578			13,578
Securities borrowing and securities lending transactions	326,156	326,156		—

Total assets	354,893	336,822	2,008	16,063

Derivative liabilities subject to master netting agreements	38,966	11,052	16,225	11,689
Derivative liabilities not subject to master netting agreements	1,388			1,388
Repurchase, securities lending and similar arrangements	917,792	911,881	—	5,911

Total liabilities	958,146	922,933	16,225	18,988

F-5
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

15.	Pension and severance plans

(1)	Defined benefit and severance plans
Upon terminating employment, employees of Sony Group Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum
indemnities or pension payments as described below. Sony Group Corporation and certain of its subsidiaries’ pension plans utilize a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on the sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.
Under the plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments
b
y the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum
amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.
From April 1, 2012, Sony Group Corporation and substantially all of its subsidiaries in Japan have modified existing defined benefit pension plans such that life annuities will no longer accrue additional service benefits, with those participants instead accruing fixed-term annuities. The defined benefit pension plans were closed to new participants and a defined contribution plan was also introduced.
From October 1, 2019, Sony Group Corporation and substantially all of its subsidiaries in Japan have amended their defined benefit pension plans and have implemented defined contribution plans for all employees other than those employees that had retired before the amendments. As a result, accrued pension and severance costs decreased 74,872 million yen and accumulated other comprehensive income increased 81,230 million yen in the consolidated balance sheets as of the fiscal year ended March 31, 2020. In addition, a loss on the pension plan amendment of 6,358 million yen was recorded in other expenses in the consolidated statements of income for the fiscal year ended March 31, 2020.
In addition, several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which cover substantially all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.
The components of net periodic benefit costs for the fiscal years ended March 31, 2019, 2020 and 2021 were as follows:
Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Service cost	23,128	17,948	12,763
Interest cost	7,020	4,162	3,684
Expected return on plan assets	(16,695)	(17,040)	(10,802)
Recognized actuarial loss	15,365	12,969	8,852
Amortization of prior service costs	(7,864)	(4,294)	(343)
Losses on curtailments and settlements	—	6,358	—

Net periodic benefit costs	20,954	20,103	14,154

F-5
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Service cost	2,780	3,616	2,767
Interest cost	10,083	9,212	6,509
Expected return on plan assets	(11,797)	(10,916)	(6,395)
Recognized actuarial loss	2,656	2,606	3,614
Amortization of prior service costs	(269)	2	1,058
Losses on curtailments and settlements	1,804	68	2,128

Net periodic benefit costs	5,257	4,588	9,681

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2020	2021	2020	2021
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	1,034,954	658,863	351,918	359,811
Service cost	17,948	12,763	3,616	2,767
Interest cost	4,162	3,684	9,212	6,509
Plan participants’ contributions	—	—	487	269
Plan amendments	—	—	10,210	157
Actuarial (gain) loss	(3,330)	271	19,776	32,432
Foreign currency exchange rate changes	—	—	(16,919)	29,486
Curtailments and settlements	(359,205)	—	(4,434)	(14,587)
Other	2	43	—	—
Benefits paid	(35,668)	(35,563)	(14,055)	(18,555)

Benefit obligation at end of the fiscal year	658,863	640,061	359,811	398,289

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	742,204	437,206	274,749	281,110
Actual return on plan assets	2,942	59,536	26,738	(596)
Foreign currency exchange rate changes	—	—	(14,904)	25,433
Employer contribution	7,453	2,333	9,916	38,169
Plan participants’ contributions	—	—	487	269
Curtailments and settlements	(284,333)	—	(3,146)	(11,927)
Benefits paid	(31,060)	(22,664)	(12,730)	(16,967)

Fair value of plan assets at end of the fiscal year	437,206	476,411	281,110	315,491

Funded status at end of the fiscal year	(221,657)	(163,650)	(78,701)	(82,798)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2020	2021	2020	2021
Noncurrent assets	3,391	5,746	24,777	13,660
Current liabilities	—	—	(4,355)	(12,364)
Noncurrent liabilities	(225,048)	(169,396)	(99,123)	(84,094)

Ending balance	(221,657)	(163,650)	(78,701)	(82,798)

F-5
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2020	2021	2020	2021
Prior service cost (credit)	(369)	(26)	10,058	9,350
Net actuarial loss	223,354	163,401	66,326	102,821

Ending balance	222,985	163,375	76,384	112,171

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2020	2021	2020	2021
Accumulated benefit obligations	654,209	635,285	354,100	392,375
The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2020	2021	2020	2021
Accumulated benefit obligations	640,890	621,296	226,080	200,020
Fair value of plan assets	420,497	456,662	130,955	109,468
The projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2020	2021	2020	2021
Projected benefit obligations	645,544	626,057	234,652	205,915
Fair value of plan assets	420,497	456,662	131,546	109,468
Weighted-average assumptions used to determine benefit obligations as of March 31, 2020 and 2021 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2020	2021	2020	2021
Discount rate	0.6%	0.6%	2.0%	1.4%
Interest crediting rate	3.4	3.4	4.8	4.8
Rate of compensation increase	*	*	2.2	2.5

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

F-
60

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2019, 2020 and 2021 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2019	2020	2021	2019	2020	2021
Discount rate	0.8%	0.6%	0.6%	2.9%	2.8%	2.0%
Expected return on plan assets	2.6	2.6	2.5	4.4	4.2	2.3
Interest crediting rate	3.5	3.5	3.4	4.8	4.8	4.8
Rate of compensation increase	*	*	*	2.6	2.3	2.2

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.
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
To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as the historical and expected long-term rates of returns on various categories of plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation
a
mong assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities.
The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing their dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2021, are, as a result of Sony’s asset liability management, 20% of equity securities, 51% of fixed income securities and 29% of other investments for the pension plans of Sony Group Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 6% of equity securities, 29% of fixed income securities and 65% of other investments for the pension plans of foreign subsidiaries.

F-
61

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31, 2020	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	24,851	24,851	—	—
Equity:
Equity securities *1	50,646	47,308	3,338	—
Fixed income:
Government bonds *2	107,478	1,087	106,391	—
Corporate bonds *3	71,192	20	71,172	—
Asset-backed securities *4	1,090	—	1,090	—
Commingled funds *5	58,740	—	58,740	—
Commodity funds *6	21,823	—	21,823	—
Private equity *7	30,191	—	—	30,191
Hedge funds *8	48,410	—	—	48,410
Real estate and other *9	22,785	—	(2,586)	25,371

Total	437,206	73,266	259,968	103,972

	Japanese plans
	Yen in millions
	Fair value at March 31, 2021	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	53,298	53,298	—	—
Equity:
Equity securities *1	63,927	59,946	3,981	—
Fixed income:
Government bonds *2	116,687	1,149	115,538	—
Corporate bonds *3	30,348	19	30,329	—
Asset-backed securities *4	1,029	—	1,029	—
Commingled funds *5	89,281	—	89,281	—
Commodity funds *6	22,283	—	22,283	—
Private equity *7	29,153	—	—	29,153
Hedge funds *8	47,384	—	—	47,384
Real estate and other *9	23,021	—	(2,488)	25,509

Tota l	476,411	114,412	259,953	102,046

*1
Includes approximately
37
 percent and
42
 percent of Japanese equity securities, and
63
 percent and
58
 percent of foreign equity securities for the fiscal years ended March 31, 2020 and 2021, respectively.

*2
Includes approximately
36
 percent of debt securities issued by Japanese national and local governments, and
64
 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2020 and 2021.

*3	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

*4	Includes primarily mortgage-backed securities.

*5
Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately
50
 percent and
54
 percent of investments in equity,
45
 percent and
43
 percent of investments in fixed income, and
5
 percent and
3
 percent of investments in other for the fiscal years ended March 31, 2020 and 2021, respectively.

F-6
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

*6	Represents commodity futures funds.

*7	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the United States and Europe.

*8	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

*9	Includes primarily private real estate investment trusts.

	Foreign plans
	Yen in millions
	Fair value at March 31, 2020	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	4,632	4,632	—	—
Equity:
Equity securities *1	18,380	17,762	618	—
Fixed income:
Government bonds *2	93,826	—	93,826	—
Corporate bonds *3	31,769	—	31,769	—
Asset-backed securities	1,320	—	1,320	—
Insurance contracts *4	19,334	—	7,156	12,178
Commingled funds *5	78,280	—	78,280	—
Real estate and other *6	33,569	—	11,272	22,297

Total	281,110	22,394	224,241	34,475

	Foreign plans
	Yen in millions
	Fair value at March 31, 2021	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	5,914	5,914	—	—
Equity:
Equity securities *1	11,349	10,631	718	—
Fixed income:
Government bonds *2	18,843	—	18,843	—
Corporate bonds *3	59,071	—	59,071	—
Asset-backed securities	120	—	120	—
Insurance contracts *4	156,567	—	7,480	149,087
Commingled funds *5	59,867	—	59,867	—
Other	3,760	—	69	3,691

Total	315,491	16,545	146,168	152,778

*1	Includes primarily foreign equity securities.

*2	Includes primarily foreign government debt securities.

*3	Includes primarily foreign corporate debt securities.

*4	Includes annuity contracts with or without profit sharing and bulk insurance contracts.

*5
Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

*6	Includes primarily private real estate investment trusts.

F-6
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Each level in the fair value hierarchy, in which each plan asset is classified, is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.
The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value. The valuation techniques are applied consistently from period to period.
Equity securities are valued at the closing price reported in the active market in which the individual securities are traded. These assets are generally classified as level 1.
The fair value of fixed income
s
ecurities is typically estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. These assets are generally classified as level 2.
The fair value of annuity contracts with or without profit sharing is estimated using the valuation techniques for fixed income securities explained above. These assets are generally classified as level 2.
Bulk insurance contracts are valued based on actuarial estimates of the market price of the contracts, whose underlying figures are unobservable. These assets are generally classified as level 3.
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
The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2020 and 2021
:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate and other	Total
Beginning balance at April 1, 2019	27,956	71,606	21,392	120,954
Return on assets held at end of year	2,649	(648)	418	2,419
Purchases, sales, and settlements, net	(414)	(22,548)	3,561	(19,401)

Ending balance at March 31, 2020	30,191	48,410	25,371	103,972

Return on assets held at end of year	7,793	4,199	1,558	13,550
Purchases, sales, and settlements, net	(1,083)	(4,182)	178	(5,087)
Transfers, net	(7,748)	(1,043)	(1,598)	(10,389)

Ending balance at March 31, 2021	29,153	47,384	25,509	102,046

F-6
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Insurance contracts	Real estate and other	Total

Beginning balance at April 1, 2019	12,494	22,089	34,583
Return on assets held at end of year	559	132	691
Purchases, sales, and settlements, net	(373)	755	382
Other *	(502)	(679)	(1,181)

Ending balance at March 31, 2020	12,178	22,297	34,475

Return on assets held at end of year	(3,904)	(402)	(4,306)
Purchases, sales, and settlements, net	139,769	(19,605)	120,164
Other *	1,044	1,401	2,445

Ending balance at March 31, 2021	149,087	3,691	152,778

*	Primarily consists of translation adjustments.
Sony makes contributions
to
its defined benefit pension plans as deemed
appropriate
by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 2 billion yen to the Japanese plans and approximately 12 billion yen to the foreign
plans during the fiscal year ending March 31, 2022.
The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2022	38,662	106,434
2023	36,885	12,742
2024	38,468	13,063
2025	37,414	13,633
2026	37,947	13,735
2027 — 2031	183,084	76,482

(2)	Defined contribution plans
Total defined contribution expenses for the fiscal years ended March 31, 2019, 2020 and 2021 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Japanese plans	3,353	6,925	10,992
Foreign plans	11,602	10,313	9,639

F-6
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

16.	Stockholders’ equity

(1)	Common stock
Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2019, 2020 and 2021 have resulted from the following:

Number of shares
Balance at March 31, 2018	1,266,552,149
Issuance of new shares	149,900
Exercise of stock acquisition rights	4,525,300
Conversion of convertible bonds	2,992

Balance at March 31, 2019	1,271,230,341
Issuance of new shares	184,900
Exercise of stock acquisition rights	2,294,900
Conversion of convertible bonds	86,040
Cancellation of treasury stock	(12,737,400)

Balance at March 31, 2020	1,261,058,781

Balance at March 31, 2021	1,261,058,781

At March 31, 2021, 22,289,133 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding
.
Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half
of the conversion proceeds to the common stock account and the remainder to the additional paid-in
capital account.
Sony Group Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act.
Sony Group Corporation’s Board of Directors resolved and authorized the repurchase of shares of its own common stock pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation at the meeting of the Board of Directors held on May 16, 2019. During the year ended March 31, 2020, Sony Group Corporation repurchased

33,059,200
shares of its common stock for an amount of
199,999
 million yen under the above resolution.
Based on the resolution of Sony Group Corporation’s Representative Corporate Executive Officer delegated by the Board of Directors, Sony Group Corporation canceled 12,737,400 shares of its common stock held as treasury stock on March 26, 2020.
Although Sony Group Corporation approved on August 4, 2020 by resolution of the Board of Directors the setting of parameters for the repurchase of its own common stock pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation, no common stock was acquired based on these parameters during the fiscal year ended March 31, 2021.

(2)	Retained earnings
The amount of statutory retained earnings of Sony Group Corporation available for dividends to shareholders as of March 31, 2021 was 913,889 million yen.
The appropriation of retained earnings for the fiscal year ended March 31, 2021, including cash dividends for the six-month period ended March 31, 2021, has been incorporated in the consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Group Corporation held on April 28, 2021 and was then recorded in the statutory books of account, in accordance with the Companies Act.
Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 61,226 million yen and 71,417 million yen at March 31, 2020 and 2021, respectively.

F-6
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Other comprehensive income
Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2019, 2020 and 2021 were as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2018	126,191	(1,242)	(296,444)	(445,251)	(616,746)
Cumulative effect of ASU 2016-01	(15,526)	—	—	—	(15,526)
Other comprehensive income before reclassifications	33,124	2,316	(23,448)	10,071	22,063
Amounts reclassified out of accumulated other comprehensive income *	161	(1,093)	9,488	(1,627)	6,929

Net other comprehensive income	33,285	1,223	(13,960)	8,444	28,992
Less: Other comprehensive income attributable to noncontrolling interests	8,915	—	53	(1,578)	7,390

Balance at March 31, 2019	135,035	(19)	(310,457)	(435,229)	(610,670)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Debt valuation adjustments	Total
Balance at March 31, 2019	135,035	(19)	(310,457)	(435,229)	—	(610,670)
Other comprehensive income before reclassifications	40,334	1,193	(17,519)	(75,814)	3,032	(48,774)
Amounts reclassified out of accumulated other comprehensive income *	56	74	92,490	(74)	—	92,546

Net other comprehensive income	40,390	1,267	74,971	(75,888)	3,032	43,772
Less: Other comprehensive income attributable to noncontrolling interests	14,234	—	34	(1,245)	1,059	14,082

Balance at March 31, 2020	161,191	1,248	(235,520)	(509,872)	1,973	(580,980)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Debt valuation adjustments	Total
Balance at March 31, 2020	161,191	1,248	(235,520)	(509,872)	1,973	(580,980)

Other comprehensive income before reclassifications	(102,588)	5,571	2,358	107,661	(3,081)	9,921
Amounts reclassified out of accumulated other comprehensive income *	96	(4,058)	10,607	(835)	(39)	5,771

Net other comprehensive income	(102,492)	1,513	12,965	106,826	(3,120)	15,692
Less: Other comprehensive income attributable to noncontrolling interests	(11,971)	—	3	1,183	(583)	(11,368)
Transactions with noncontrolling interests shareholders and other	30,635	—	(910)	(300)	475	29,900

Balance at March 31, 2021	101,305	2,761	(223,468)	(404,529)	(89)	(524,020)

*
Foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of a complete or substantially complete liquidation or sale of certain foreign subsidiaries and affiliates.

F-6
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Reclassifications out of accumulated other comprehensive income for the fiscal years ended March 31, 2019, 2020 and 2021 were as follows:

	Yen in millions
Comprehensive income components	Amounts reclassified from accumulated other comprehensive income			Affected line items in consolidated statements of income
	2019	2020	2021
Unrealized gains (losses) on securities	235	82	130	Financial services revenue
Tax expense or (benefit)	(74)	(26)	(34)

Net of tax	161	56	96

Unrealized gains (losses) on derivative instruments	(1,093)	—	—	Cost of sales
	—	106	(5,382)	Net sales
	—	—	285	Interest

Total before tax	(1,093)	106	(5,097)
Tax expense or (benefit)	—	(32)	1,039

Net of tax	(1,093)	74	(4,058)

Pension liability adjustment	9,891	92,514	13,181	*
Tax expense or (benefit)	(403)	(24)	(2,574)

Net of tax	9,488	92,490	10,607

Foreign currency translation adjustments	(1,627)	(74)	(835)	Foreign exchange loss, net, other operating (income) expense, net and other income: other
Tax expense or (benefit)	—	—	—

Net of tax	(1,627)	(74)	(835)

Debt valuation adjustments	—	—	(39)	Financial services expenses
Tax expense or (benefit)	—	—	—

Net of tax	—	—	(39)

Total amounts reclassified out of accumulated other comprehensive income, net of tax	6,929	92,546	5,771

*	The amortization of pension and postretirement benefit components is included in the computation of net periodic pension cost. Refer to Note 15.

(4)	Equity transactions with noncontrolling interests
Net income attributable to Sony Group Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2019, 2020 and 2021 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Net income attributable to Sony Group Corporation’s stockholders	916,271	582,191	1,171,776
Transfers (to) from the noncontrolling interests:
Increase (decrease) in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(22,775)	16,372	196,002

Change from net income attributable to Sony Group Corporation’s stockholders and transfers (to) from the noncontrolling interests	893,496	598,563	1,367,778

During the fiscal year ended March 31, 2019, Sony acquired from the Estate of Michael Jackson (the “Estate”) the 25.1% interest in Nile Acquisition LLC (“Nile”) held by the Estate. A total of 287.5 million U.S. dollars was paid to the Estate for the acquisition. The difference between the cash consideration paid and the

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in
capital of 295.9 million U.S. dollars. As a result of the acquisition, Nile became a wholly-owned subsidiary of Sony
.

During the fiscal year ended March 31, 2020, Sony, through a wholly-owned subsidiary in the Pictures segment, acquired AT&T Inc.’s (“AT&T”) 42% equity interest in Game Show Network, LLC (“Game Show Network”), a U.S.-based media network subsidiary. As a result of this acquisition, Game Show Network has become a wholly-owned subsidiary of Sony. Sony paid 53,992 million yen (496 million U.S. dollars) to AT&T, including 129 million U.S. dollars of dividends Sony distributed to AT&T prior to the acquisition. The difference between the cash paid and the carrying amount of the noncontrolling interests was recognized as an increase to additional paid-in
capital.
During the fiscal year ended March 31, 2021, Sony Group Corporation acquired all the common shares and the related stock acquisition rights not held by Sony Group Corporation of SFH, a consolidated subsidiary of Sony Group Corporation, and SFH has become a wholly-owned subsidiary of Sony Group Corporation. Consideration for this acquisition was
 396,698 million yen. The net difference between the consideration, the decrease in the carrying amount of the noncontrolling interests of 622,364 million yen and the increase in accumulated other comprehensive income of 30,203 million yen was recognized as an increase to additional paid-in
capital of 195,463 million yen.

17.	Stock-based compensation plans
The stock-based compensation expense for the fiscal years ended March 31, 2019, 2020 and 2021 was 5,499 million yen, 5,958 million yen and 8,927 million yen, respectively.
Sony has a stock-based compensation incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.
The total cash received from exercises under all of the stock acquisition rights plans during the fiscal years ended March 31, 2019, 2020 and 2021 was 12,757 million yen, 7,560 million yen and 12,430 million yen, respectively. Sony issued new shares of common stock or disposed of treasury stock upon exercise of these rights.
The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March
31
,
2019
,
2020
and
2021
was
1,593
yen,
1,864
yen and
2,207
yen, respectively.
The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2019, 2020 and 2021 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2019		2020		2021
Weighted-average assumptions
Risk-free interest rate	1.37%		0.70%		0.17%
Expected lives	5.98	years	5.73	years	5.41	years
Expected volatility *	32.52%		29.30%		26.97%
Expected dividends	0.35%		0.32%		0.34%

*	Expected volatility was based on the historical volatilities of Sony Group Corporation’s common stock over the expected life of the stock acquisition rights.

F-6
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2021 is as follows:

	Fiscal year ended March 31, 2021
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	12,876,700	4,982
Granted	4,534,600	9,221
Exercised	3,178,300	3,911
Forfeited or expired	210,600	6,280

Outstanding at end of the fiscal year	14,022,400	6,653	7.80	68,218

Exercisable at end of the fiscal year	5,800,700	4,535	6.34	38,794

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2019, 2020 and 2021 was 13,325 million yen, 7,575 million yen and 15,202 million yen, respectively.
As of March 31, 2021, there was 9,119 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.06 years.

18.	Revenue

(1)	Contract balances
Receivables from contracts with customers, contract assets and contract liabilities are comprised of the following:

	Yen in millions
	March 31, 2020	March 31, 2021
Receivables from contracts with customers *1	1,126,597	1,176,828
Contract assets *1	13,985	12,204
Contract liabilities *2	271,286	294,911

*1	Receivables from contracts with customers and contract assets are included in the consolidated balance sheets as “Notes and accounts receivable, trade and contract assets” and “Other”, non-current.

*2	Contract liabilities are included in the consolidated balance sheets as “Other”, both current and non-current.
Contract liabilities principally relate to customer advances received prior to performance. Revenues of 204,265 million yen and
216,931
million yen were recognized during the fiscal years ended March 31, 2020 and 2021, which were included in the balances of contract liabilities at March 31, 2019 and 2020, respectively. Revenues of
61,706 million yen and
 76,405
million yen were recognized during the fiscal years ended March 31, 2020 and 2021 from performance obligations satisfied prior to March 31, 2019 and 2020, respectively.

F-
70

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
(2)	Performance obligations
Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude certain information about the remaining performance obligations, primarily related to contracts with an expected original duration of less than one year, and sales-based or usage-based royalty revenue on licenses of intellectual property. The following table shows the summary of the transaction prices allocated to remaining performance obligations that are unsatisfied at March 31, 2021, of which more than half are expected to be recognized within one year and substantially all within three years.

Yen in millions
March 31, 2021
Pictures — Motion Pictures and Television Productions *1	644,569
Pictures — Media Networks	20,346
Music *2	57,904
Others	47,211

*1	For Motion Pictures and Television Productions in the Pictures segment, Sony has included all contracts regardless of duration.

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

(3)	Contract costs
Contract costs are comprised as follows:

	Yen in millions
	March 31, 2020	March 31, 2021
Incremental costs of obtaining a contract	7,464	8,348
Sony applies practical expedients to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset that otherwise would have been recognized is one year or less.
The amortization of 6,420 million yen and
 7,271
 million yen was recognized during the fiscal years ended March 31, 2020 and 2021, respectively. The incremental costs of obtaining a contract are primarily recognized in the EP&S segment for the internet-related service business and amortized to expense over the contract period.

(4)	Disaggregation of revenue
For the breakdown of sales and operating revenue by segments, product categories and geographies, refer to Note 27.

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

F-
71

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2019, 2020 and 2021 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net *	Other associated costs	Total
Balance at March 31, 2018	19,486	—	4,188	23,674
Restructuring costs	24,449	2,731	5,825	33,005
Non-cash charges	—	(2,731)	—	(2,731)
Cash payments	(19,150)	—	(2,555)	(21,705)
Adjustments	955	—	(357)	598

Balance at March 31, 2019	25,740	—	7,101	32,841
Restructuring costs	22,957	100	1,653	24,710
Non-cash charges	—	(100)	—	(100)
Cash payments	(23,385)	—	(6,703)	(30,088)
Adjustments	(674)	—	(131)	(805)

Balance at March 31, 2020	24,638	—	1,920	26,558
Restructuring costs	19,669	2,806	3,240	25,715
Non-cash charges	—	(2,806)	—	(2,806)
Cash payments	(24,246)	—	(3,152)	(27,398)
Adjustments	(891)	—	144	(747)

Balance at March 31, 2021	19,170	—	2,152	21,322

*	Significant asset impairments excluded from restructuring charges are described in Note 13.
Total costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2019, 2020 and 2021 are as follows:

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

F-
72

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2020
	Employee termination benefits	Other associated costs *	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	—	—	—	—	—
Music	3,179	6	3,185	—	3,185
Pictures	545	—	545	—	545
Electronics Products & Solutions	14,500	227	14,727	—	14,727
Imaging & Sensing Solutions	—	—	—	—	—
Financial Services	—	—	—	—	—
All Other and Corporate	4,733	1,520	6,253	256	6,509

Total	22,957	1,753	24,710	256	24,966

	Yen in millions
	Fiscal year ended March 31, 2021
	Employee termination benefits	Other associated costs *	Total net restructuring charges	Depreciation associated with restructured assets	Total
Game & Network Services	3,524	553	4,077	13	4,090
Music	(1,139)	96	(1,043)	—	(1,043)
Pictures	1,519	54	1,573	—	1,573
Electronics Products & Solutions	11,466	4,205	15,671	—	15,671
Imaging & Sensing Solutions	1,362	—	1,362	—	1,362
Financial Services	—	—	—	—	—
All Other and Corporate	2,937	1,138	4,075	148	4,223

Total	19,669	6,046	25,715	161	25,876

*	Other associated costs includes non-cash write-downs and disposals, net.
Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.
Retirement programs
Sony has undergone several headcount reduction programs to further reduce operating costs primarily in an effort to improve the performance of certain segments related
t
o the EP&S segment and reduce cost at the headquarters function. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. The employee termination benefits costs in the above table are included in selling, general and administrative in the consolidated statements of income.
EP&S
In an effort to improve the performance of each business in the EP&S segment, Sony has implemented a number of restructuring initiatives targeting profitability improvement. These activities resulted in restructuring charges mainly overseas totaling 16,011 million yen, 14,727 million yen and 15,671 million yen for the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

F-7
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

20.	Supplemental consolidated statements of income information

(1)	Other operating (income) expense, net
Sony records transactions in other operating (income) expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.
Other operating (income) expense, net is comprised of the following:

	Yen in millions
	March 31
	2019	2020	2021
Gain on remeasurement of EMI shares *1	(116,939)	—	—
Gain on remeasurement and sale of SRE shares *2	—	(17,266)	—
Gain on remeasurement of AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. shares *3	—	(1,827)	—
(Gain) loss on purchase/sale of interests in subsidiaries and affiliates, net	(1,557)	(12,801)	(16,895)
(Gain) loss on sale, disposal or impairment of assets, net* 4	46,928	29,778	23,835
Other	—	(1,495)	528

	(71,568)	(3,611)	7,468

*1	Refer to Notes 5 and 24.

*2	Refer to Note 5.

*3	Refer to Notes 5 and 24.

*4	Refer to Notes 9, 13 and 19.

(2)	Research and development costs
Research and development costs charged to cost of sales for the fiscal years ended March 31, 2019, 2020 and 2021 were 481,202 million yen, 499,290 million yen and 525,175 million yen, respectively.

(3)	Advertising costs
Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2019, 2020 and 2021 were 385,500 million yen, 359,458 million yen and 260,068 million yen, respectively.

(4)	Shipping and handling costs
Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2019, 2020 and 2021 were 51,757 million yen, 46,196 million yen and 82,708 million yen, respectively, which included the internal transportation costs of finished goods.

F-7
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Income taxes
Domestic and foreign components of income before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Income before income taxes:
Sony Group Corporation and all subsidiaries in Japan	310,020	466,253	488,738
Foreign subsidiaries	701,628	333,197	703,632

	1,011,648	799,450	1,192,370

Income taxes — Current:
Sony Group Corporation and all subsidiaries in Japan	82,081	105,755	81,706
Foreign subsidiaries	84,667	66,636	72,716

	166,748	172,391	154,422

Income taxes — Deferred:
Sony Group Corporation and all subsidiaries in Japan	17,907	9,421	(172,095)
Foreign subsidiaries	(139,557)	(4,622)	18,668

	(121,650)	4,799	(153,427)

Total income tax expense	45,098	177,190	995

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2019	2020	2021
Statutory tax rate	31.5%	31.5%	31.5%
Non-deductible expenses	0.7	0.3	0.1
Income tax credits	(1.6)	(1.7)	(1.2)
Change in statutory tax rate and law	(0.3)	(0.4)	(0.1)
Change in valuation allowances (other than the reversal of valuation allowance in U.S. and Japan national tax below)	2.3	(8.1)	(5.0)
The reversal of valuation allowances in the U.S.	(15.3)	—	(5.5)
The reversal of valuation allowances relating to the national tax of Sony Group Corporation and its national tax filing group in Japan	—	—	(18.0)
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	(0.1)	0.2	0.7
Lower tax rate applied to life and non-life insurance business in Japan	(0.5)	(0.6)	(0.4)
Foreign income tax differential	(6.4)	(2.4)	(5.0)
Adjustments to tax reserves	(0.3)	0.9	(0.3)
The remeasurement gain for the equity interest in EMI	(2.4)	—	—
Japan controlled foreign company taxation	0.0	5.3	2.5
Other	(3.1)	(2.8)	0.8

Effective income tax rat e	4.5%	22.2%	0.1%

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

F-7
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
The BEAT creates a minimum tax on multinational corporations by requiring companies subject to the BEAT to pay the greater of their regular tax liability (less certain credits, including foreign tax credits) or 10% for taxable years beginning in 2019 (6.25%
for the fiscal year ended March 31, 2019) of a modified tax base which adds back certain related party payments. The BEAT comparison to regular tax must be done each year if the taxpayer’s “base erosion” related party payments exceed
3% of total deductions on its U.S. tax return. The U.S. Treasury Department issued regulations which allow taxpayers to elect to forgo deductions in order to stay below the 3% threshold. Sony initially expected to exceed the 3% threshold for the fiscal year ended March 31, 2019, but upon further detailed analysis at the time of the tax return filing, determined that it would be below the 3% threshold and therefore could use foreign tax credits to offset its regular tax liability. Sony filed its tax return for the fiscal year ended March 31, 2020 and reported that it was below the 3% threshold and used foreign tax credits to offset its regular tax liability. Sony believes it will be close to the 3% threshold for the fiscal year ended March 31, 2021, and will avail itself of the election in the regulations that allows it to forgo deductions as necessary to come under the threshold. Accordingly, Sony has provided for its taxes assuming the U.S. regular tax liability is offset by tax credits. Sony is required to determine if it is subject to the BEAT on an annual basis, to account for the BEAT as a period cost and to record deferred taxes at the regular statutory rate. Accordingly, Sony has recorded its U.S. deferred tax assets and liabilities at 21%.
Sony provides a valuation allowance for its
d
eferred tax assets, which includes net operating losses, temporary differences and tax credits, when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction.
As of December 31, 2018, SCA and its U.S. consolidated tax filing group continued its profitable trend, primarily as a result of the G&NS segment and the Music segment. Based on an assessment of the available positive and negative evidence, in the quarter ended December 31, 2018, Sony reversed the valuation allowances established against a significant portion of the deferred tax assets in the United States, primarily for net operating losses, temporary differences and certain tax credits, and recorded a tax benefit of 154,201 million yen. During the fiscal year ended March 31, 2021, Sony reversed additional valuation allowances against general business tax credits and foreign tax credits in the United States.
As of September 30, 2020, despite the
 spread of
COVID-19,
as a result of the acquisition of SFH, the taxable income of Sony Group Corporation and its national tax filing group in Japan has increased and is expected
to be stable going forward. Based on an assessment of the available positive and negative evidence, in particular recent profit history and forecasted profitability, in the quarter ended September 30, 2020, Sony reversed the valuation allowances recorded against a significant portion of the deferred tax assets in Japan, primarily for temporary differences and certain net operating losses. As a result, Sony recorded a tax benefit of 214,900 million yen in the quarter ended September 30, 2020. Valuation allowances continue to be recorded on the remaining deferred tax assets in Japan, primarily foreign tax credits, due to restrictions on the use of such assets and their relatively short remaining carryforward periods.

F-7
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2020	2021
Deferred tax assets:
Operating loss carryforwards for tax purposes	348,714	302,647
Accrued pension and severance costs	77,559	59,608
Amortization including film costs	65,349	45,506
Lease liabilities	100,720	91,186
Warranty reserves and accrued expenses	116,234	138,413
Future insurance policy benefits	42,056	44,023
Inventories	15,512	28,086
Depreciation	39,085	45,096
Tax credit carryforwards	94,900	63,590
Loss on equity securities	11,815	—
Allowance for credit losses	9,090	7,958
Impairment of investments	6,029	1,821
Deferred revenue	24,420	24,502
Other	122,591	167,255

Gross deferred tax assets	1,074,074	1,019,691
Less: Valuation allowance	(608,243)	(276,382)

Total deferred tax assets	465,831	743,309

Deferred tax liabilities:
Insurance acquisition costs	(170,868)	(187,155)
Future insurance policy benefits	(193,315)	(196,045)
Unbilled accounts receivable in the Pictures segment	(26,214)	(7,894)
Right-of-use assets	(96,970)	(85,244)
Unrealized gains on securities	(92,791)	(51,147)
Gain on equity securities	—	(109,218)
Intangible assets acquired through stock exchange offerings	(23,949)	(23,949)
Intangible assets derived from EMI Music Publishing acquisition	(89,909)	(93,481)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(25,359)	(41,515)
Investment in M3	(38,303)	(41,347)
Other	(47,319)	(65,605)

Gross deferred tax liabilities	(804,997)	(902,600)

Net deferred tax liabilities	(339,166)	(159,291)

Based on the weight of the available positive and negative evidence, for the fiscal year ended March 31, 2021, Sony continued to maintain valuation allowances against the deferred tax assets at certain subsidiaries in Japan, as well as at Sony Mobile Communications in Sweden, Sony Europe B.V. in the United Kingdom, certain subsidiaries in Brazil, and certain subsidiaries in other tax jurisdictions. As of March 31, 2021,
Sony Group Corporation and its national tax filing group in Japan recorded a valuation allowance of 13,549 million yen relating to national tax and 126,631 million yen relating to local tax es
.
The net changes in the total valuation allowance were decreases of 176,721 million yen, 114,871 million yen and 331,861 million yen for the fiscal years ended March 31, 2019, 2020 and 2021, respectively.
The decrease in the valuation allowances during the fiscal year ended March 31, 2019 was mainly due to the reversal of the valuation allowances on significant deferred tax assets in SCA and its U.S. consolidated tax filing group and the use of net operating loss carryforwards and other deferred tax assets in the national tax filing group in Japan and other jurisdictions.
The decrease in the valuation allowances during the fiscal year ended March 31, 2020 was mainly due to the use of net operating loss carryforwards and other deferred tax assets in the national tax filing group in Japan and the use of foreign tax credits and certain research and development credits in the consolidated tax filing group in the United States.

F-7
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The decrease in the valuation allowances during the fiscal year ended March 31, 2021 was mainly due to the reversal of the valuation allowances on significant deferred tax assets in Sony Group Corporation and its national tax filing group in Japan and general business tax credits and foreign tax credits in the consolidated tax
filing group in the United States.
At March 31, 2021, 14,573 million yen of deferred income taxes have not been provided on undistributed earnings of certain foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 910,802 million yen. In addition, deferred income taxes have not been provided on the gain on the book/tax basis difference in subsidiaries, including a gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991 and the remeasurement gain for the equity interest in EMI recorded in the fiscal year ended March 31, 2019 (Refer to Note 24). Sony does not anticipate any significant tax consequences on the possible future disposition of these investments based on its tax planning strategies.
At March 31, 2021, Sony had net operating loss carryforwards, the tax effect of which totaled 302,647 million yen, which may be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 107,935 million yen with no expiration period, substantially all of the total net operating loss carryforwards expire at various dates between the fiscal years ending March 31, 2022 and 2024.
Tax credit carryforwards at March 31, 2021 amounted to 63,590 million yen. With the exception of 17,742 million yen with no expiration period, substantially all of the total available tax credit carryforwards expire at various dates between the fiscal years ending March 31, 2022 and 2031.
A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2019	2020	2021
Balance at beginning of the fiscal year	95,425	50,577	41,268
Reductions for tax positions of prior years	(31,396)	(331)	(761)
Additions for tax positions of prior years	3,094	162	52
Additions based on tax positions related to the current year	2,594	8,074	8,267
Settlements	(4,235)	(13,240)	(4,467)
Lapse in statute of limitations	(14,824)	(1,251)	(1,095)
Foreign currency translation adjustments	(81)	(2,723)	2,476

Balance at end of the fiscal year	50,577	41,268	45,740

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	35,004	29,539	33,126
The major changes in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Advance Pricing Agreements (“APAs”) and competent authority requests filed for certain subsidiaries in the G&NS, EP&S and I&SS segments and All Other, with respect to the intercompany cross-border transactions. The APAs include agreements between Sony and the relevant taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APAs are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not
outcomes of such agreements.
During the fiscal year ended March 31, 2019, Sony reversed 1,479 million yen of interest expense and recorded 218 million yen of penalties. At March 31, 2019, Sony had recorded liabilities of 9,309 million yen and 4,855 million yen for the payments of interest and penalties, respectively.
During the fiscal year ended March 31, 2020, Sony reversed 1,276 million yen of interest expense and recorded 117 million yen of penalties. At March 31, 2020, Sony had recorded liabilities of 8,033 million yen and 4,971 million yen for the payments of interest and penalties, respectively.

F-7
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

During the fiscal year ended March 31, 2021,
Sony
recorded 2,150 million yen of interest expense and reversed 514 million yen of penalties. At March 31, 2021, Sony had recorded liabilities of 10,183 million yen and 4,458 million yen for the payments of interest and penalties, respectively.
Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 1,522 million yen within the next twelve months.
Sony remains subject to examinations by Japanese taxing authorities for tax years from 2011 through 2020, and by the U.S. tax authorities for tax years from 2017 through 2020 and other material foreign taxing authorities for tax years from 2006 through 2020.

22.	Reconciliation of the differences between basic and diluted EPS
Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2019, 2020 and 2021 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	916,271	582,191	1,171,776

	Thousands of shares
Weighted-average shares outstanding	1,266,592	1,234,408	1,230,480
Effect of dilutive securities:
Stock acquisition rights	4,088	3,853	4,820
Zero coupon convertible bonds	23,966	23,994	15,392

Weighted-average shares for diluted EPS computation	1,294,646	1,262,255	1,250,692

	Yen
Basic EPS	723.41	471.64	952.29

Diluted EPS	707.74	461.23	936.90

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2019 and 2020 were 5,731 thousand shares, 3,212 thousand shares, respectively. Potential shares of common stock were not excluded from the computation of diluted EPS for the fiscal year ended March 31, 2021. Potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal years ended March 31, 2019 and 2020 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for those fiscal years. The zero coupon convertible
bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted
method
beginning
upon
issuance.

23.	Variable interest entities
Sony has entered into various arrangements with VIEs.

(1)	Consolidated VIEs
Certain of Sony’s VIEs
are
consolidated as it was determined, based on a qualitative assessment, that Sony is the primary beneficiary. Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance as well as the obligation to absorb the losses of the VIEs as Sony is responsible for providing funding to the VIEs and, in most cases, absorbs all losses until the VIEs become profitable. The assets of Sony are not available to settle the obligations of these VIEs. As of March 31, 2021, the total assets and liabilities for these VIEs were not significant and Sony does not provide any significant financial or other support to these VIEs.

F-7
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
The following tables present the carrying value of the variable interests of unconsolidated VIEs in the Financial Services segment, the presentation in the consolidated balance sheet, and the maximum exposure to loss associated with these variable interests as of March 31, 2020 and 2021. Maximum exposure to loss does not reflect Sony’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Sony enters into to reduce its exposure. The risks associated with VIEs in which Sony is involved are limited to the amount recorded in the consolidated balance sheets and the amount of commitments.

	Yen in millions
	March 31, 2020
	Presentation in the consolidated balance sheets			Maximum exposure to loss
	Marketable securities	Securities investments and other	Prepaid expenses and other current assets
Equity securities *1	579,773	6,229	—	587,602
Securitized products	—	210,641	—	210,641
Foreign corporate bonds *2	41,452	41,036	—	82,488
Other investments	—	16,253	21,000	43,719

Total	621,225	274,159	21,000	924,450

	Yen in millions
	March 31, 2021
	Presentation in the consolidated balance sheets			Maximum exposure to loss
	Marketable securities	Securities investments and other	Prepaid expenses and other current assets
Equity securities *1	681,201	6,698	—	688,428
Securitized products	—	270,818	—	270,818
Foreign corporate bonds *2	49,011	31,026	—	80,037
Other investments	101	42,525	21,000	83,659

Total	730,313	351,067	21,000	1,122,942

*1	Equity securities include Investment funds.

*2	Foreign corporate bonds include repackaged bonds.

24.	Acquisitions

(1)	EMI Music Publishing acquisition
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

F-
80

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

F-
81

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and EMI as though the acquisition had occurred as of the beginning of the fiscal year ended March 31, 2018:

Yen in millions, Yen per share amounts
Fiscal year ended March 31
2019
Net sales	8,738,209
Operating income	801,973
Net income attributable to Sony Group Corporation’s stockholders	817,629
Per share data:
— Basic EPS	645.53
— Diluted EPS	631.55
The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable, and is not intended to represent or be indicative of what Sony’s consolidated net income attributable to Sony Group Corporation’s stockholders would have been had the acquisition been completed at the beginning of the fiscal year ended March 31, 2018 and should not be taken as indicative of Sony’s future consolidated net income attributable to Sony Group Corporation’s stockholders. The unaudited supplemental pro forma financial information includes the elimination of equity in net income and consolidation of EMI, the adjustment of the gain from the remeasurement of the previously owned equity interest, incremental intangible asset amortization, net of the related tax effects and the adjustments of expenses incurred in relation to warrants and management equity plans
.

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

(4)	Acquisition of equity interests in joint ventures in the life insurance business
On January 29, 2020, Sony
Life
, Sony’s consolidated subsidiary, acquired 50% of the shares of AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. (collectively, the “JVs”) from AEGON International B.V. The purchase price for the acquisition was 18,750 million yen and Sony Life paid all the consideration in cash upon the acquisition. As a result of this acquisition, Sony Life owns 100% of the shares of the JVs and the JVs have become consolidated subsidiaries
of Sony. Sony Life will endeavor to make use of the strength and

F-
82

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

know-how
of the variable annuity business accumulated by AEGON Sony Life Insurance Co., Ltd, strengthen the initiatives for the senior market, and improve earnings in an early stage by enhancing efficiency through integrated operation and organizational management. AEGON Sony Life Insurance Co., Ltd. changed its name to “Sony Life With Insurance Co., Ltd.,” as of April 1, 2020, and Sony Life With Insurance Co., Ltd., was subsequently merged with Sony Life as of April 1, 2021.
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
During the fiscal year ended March 31, 2021, Sony completed other acquisitions for total consideration of 21,674 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 19,954 million yen of goodwill and 6,237 million yen of intangible assets.
No significant amounts have been allocated to
in-process
research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of other acquisitions, individually and in aggregate, were not material
.

F-8
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

25.	Collaborative arrangements
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
For the fiscal years ended March 31, 2019, 2020 and 2021, 42,343 million yen, 33,921 million yen and 19,944 million yen, respectively, were recorded as net sales for amounts due from the other participants and 22,702 million yen, 21,052 million yen and 24,853 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants in these collaborative arrangements
.

26.	Commitments, contingent liabilities and other

(1)	Loan commitments
Subsidiaries in the Financial Services segment have lines of credit in accordance with loan agreements with their customers. As of March 31, 2021, the total unused portion of the lines of credit extended under these contracts was 37,322 million yen. Based upon the information currently available, it is not possible to estimate the aggregate amounts of future year-by-year
payments for these loan commitments.

(2)	Purchase commitments and other
Purchase commitments and other outstanding as of March 31, 2021 amounted to 811,400 million yen. The major components of these commitments are as follows:
Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of March 31, 2021, these subsidiaries were committed to make payments under such contracts of 105,921 million yen.
Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of March 31, 2021, these subsidiaries were committed to make payments of 149,021 million yen under such contracts.
In December 2020, Funimation Global Group, LLC, a joint venture between a subsidiary in the Pictures segment and a subsidiary in the Music segment, entered into a definitive agreement to acquire 100% of the equity interest in Ellation Holdings, Inc., a subsidiary of AT&T Inc., which operates the anime business Crunchyroll. The purchase price of this transaction is 1,175 million U.S. dollars subject to customary working capital and other adjustments. This transaction is subject to customary closing conditions, including regulatory approvals.
For the Acquisition of certain businesses of Kobalt Music Group Limited, refer to Note 28.
Certain subsidiaries in the G&NS segment have entered into long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within seven years. As of March 31, 2021, these subsidiaries were committed to make payments of 32,959 million yen under such contracts.

F-8
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony has entered into purchase contracts for fixed assets. As of March 31, 2021, Sony has committed to make payments of 135,297 million yen under such contracts.
Sony has entered into purchase contracts for materials. As of March 31, 2021, Sony has committed to make payments of 96,589 million yen under such contracts.
Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within one year. As of March 31, 2021, Sony has committed to make payments of 5,396 million yen under such contracts.
The schedule of the aggregate amounts of
year-by-year
payment of purchase commitments during the next five fiscal years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2022	519,953
2023	112,975
2024	66,939
2025	53,358
2026	13,786
Later fiscal years	44,389

Total	811,400

(3)	Litigation
Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees
Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2021 amounted to 529 million yen.

F-8
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition to the above, Sony also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The changes in the product warranty liability for the fiscal years ended March 31, 2019, 2020 and 2021 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Balance at beginning of the fiscal year	44,717	33,005	31,807
Additional liabilities for warranties	23,041	21,448	19,560
Settlements (in cash or in kind)	(26,326)	(21,491)	(19,666)
Changes in estimate for pre-existing warranty reserve	(7,370)	(562)	(860)
Translation adjustments	(1,057)	(593)	2,010

Balance at end of the fiscal year	33,005	31,807	32,851

The consideration received for extended warranty service, which is not a significant portion of the warranty activities provided by Sony, is excluded from the amounts in the table above.

27.	Business segment information
The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chairman, President and Chief Executive Officer.
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

F-8
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Sales and operating revenue:
Game & Network Services —
Customers	2,224,622	1,919,760	2,604,713
Intersegment	86,250	57,791	51,565

Total	2,310,872	1,977,551	2,656,278
Music —
Customers	795,025	838,592	927,250
Intersegment	12,464	11,317	12,617

Total	807,489	849,909	939,867
Pictures —
Customers	985,270	1,010,714	757,580
Intersegment	1,603	1,140	1,187

Total	986,873	1,011,854	758,767
Electronics Products & Solutions —
Customers	2,303,167	1,969,880	1,902,887
Intersegment	17,461	21,388	17,843

Total	2,320,628	1,991,268	1,920,730
Imaging & Sensing Solutions —
Customers	770,622	985,259	937,859
Intersegment	108,708	85,317	74,638

Total	879,330	1,070,576	1,012,497
Financial Services —
Customers	1,274,708	1,299,847	1,661,520
Intersegment	7,831	7,901	7,401

Total	1,282,539	1,307,748	1,668,921
All Other —
Customers	299,806	214,999	196,517
Intersegment	45,931	36,421	32,736

Total	345,737	251,420	229,253
Corporate and elimination	(267,781)	(200,441)	(186,953)

Consolidated total	8,665,687	8,259,885	8,999,360

G&NS intersegment amounts primarily consist of transactions with All Other. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment. All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment. Corporate and elimination includes certain brand and patent royalty income.

F-8
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Operating income (loss):
Game & Network Services	311,092	238,400	342,192
Music	232,487	142,345	188,056
Pictures	54,599	68,157	80,478
Electronics Products & Solutions	76,508	87,276	139,180
Imaging & Sensing Solutions	143,874	235,584	145,876
Financial Services	161,477	129,597	164,582
All Other	(11,127)	16,288	11,368

Total	968,910	917,647	1,071,732
Corporate and elimination	(74,675)	(72,188)	(99,867)

Consolidated operating income	894,235	845,459	971,865
Other income	144,735	21,949	264,235
Other expenses	(27,322)	(67,958)	(43,730)

Consolidated income before income taxes	1,011,648	799,450	1,192,370

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Equity in net income (loss) of affiliated companies:
Game & Network Services	—	—	—
Music	(6,915)	4,239	570
Pictures	106	(629)	123
Electronics Products & Solutions	(38)	136	(36)
Imaging & Sensing Solutions	—	0	(123)
Financial Services	(682)	(104)	—
All Other	4,530	5,995	10,953

Consolidated total	(2,999)	9,637	11,487

Depreciation and amortization:
Game & Network Services	29,023	29,135	38,707
Music	21,259	29,137	30,666
Pictures	24,081	21,665	19,330
Electronics Products & Solutions	61,749	63,291	62,145
Imaging & Sensing Solutions	110,746	134,035	152,380
Financial Services, including deferred insurance acquisition costs	91,179	106,667	59,885
All Other	4,940	5,095	4,363

Total	342,977	389,025	367,476
Corporate	31,049	27,617	23,217

Consolidated total	374,026	416,642	390,693

F-8
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table is a breakdown of sales and operating revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Sales and operating revenue:
Game & Network Services
Digital Software and Add-on Content	1,102,231	1,010,296	1,454,654
Network Services	326,524	337,265	382,950
Hardware and Others	795,867	572,199	767,109

Total	2,224,622	1,919,760	2,604,713
Music
Recorded Music — Streaming	227,513	276,039	337,100
Recorded Music — Others	199,413	191,114	179,167
Music Publishing	106,666	157,478	156,862
Visual Media and Platform	261,433	213,961	254,121

Total	795,025	838,592	927,250
Pictures
Motion Pictures	436,017	475,061	271,081
Television Productions	288,816	301,224	267,123
Media Networks	260,437	234,429	219,376

Total	985,270	1,010,714	757,580
Electronics Products & Solutions
Televisions	788,423	646,513	709,007
Audio and Video	362,580	346,060	313,975
Still and Video Cameras	421,506	384,142	338,694
Mobile Communications	487,330	362,144	358,580
Other	243,328	231,021	182,631

Total	2,303,167	1,969,880	1,902,887
Imaging & Sensing Solutions	770,622	985,259	937,859
Financial Services	1,274,708	1,299,847	1,661,520
All Other	299,806	214,999	196,517
Corporate	12,467	20,834	11,034

Consolidated total	8,665,687	8,259,885	8,999,360

Sony has realigned its product category configuration in regard to the new EP&S segment from the first quarter of the fiscal year ended March 31, 2020. Sony has also realigned its product category configuration in the Music segment with a more detailed breakdown in Recorded Music from the fourth quarter of the fiscal year ended March 31, 2020. In connection with these realignments, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.
In the G&NS segment, Digital Software and
Add-on
Content includes distribution of software titles and
add-on
content through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software and peripheral devices. In the Music segment, Recorded Music — Streaming includes the distribution of digital recorded music by streaming; Recorded Music — Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures;

F-8
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes
Blu-ray
disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.
Within the EP&S segment, the operating income (loss) of Mobile Communications for the fiscal years ended March 31, 2019, 2020 and 2021 was (97,136) million yen, (21,057) million yen and 27,671 million yen, respectively
.
Geographic Information:
Sales and operating revenue attributed to countries and areas based on location of external customers for the fiscal years ended March 31, 2019, 2020 and 2021 and property, plant and equipment, net and right-of-use
assets as of March 31, 2020 and 2021 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2019	2020	2021
Sales and operating revenue:
Japan	2,591,784	2,472,479	2,962,465
United States	1,982,135	1,864,390	2,153,466
Europe	1,862,166	1,697,791	1,816,244
China	770,416	845,235	762,766
Asia-Pacific	912,193	892,026	861,623
Other Areas	546,993	487,964	442,796

Total	8,665,687	8,259,885	8,999,360

	Yen in millions
	March 31
	2020	2021
Property, plant and equipment, net and right-of-use assets:
Japan	946,922	999,280
United States	214,226	211,109
Europe	67,799	74,313
China	17,996	16,976
Asia-Pacific	46,932	48,515
Other Areas	7,379	12,335

Total	1,301,254	1,362,528

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea, Oceania, Thailand and Malaysia
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada
There are no individually material countries with respect to sales and operating revenue or property, plant and equipment, net and right-of-use
assets included in Europe, Asia-Pacific and Other Areas.
Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.
There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2019, 2020 and 2021.

F-
90

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

28.	Subsequent events

(1)	Setting of parameters for repurchase of shares of its own common stock
Sony Group Corporation approved the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of its Board of Directors held on April 28, 2021:

1.	Total number of shares for repurchase: 25 million shares (maximum)

2.	Total purchase price for repurchase of shares: 200 billion yen (maximum)

3.	Period of repurchase: April 30, 2021 to April 28, 2022

(2)	Acquisition of certain businesses of Kobalt Music Group Limited
On May 18, 2021, Sony Music Entertainment, a wholly-owned subsidiary of Sony, acquired 100% of the shares and related assets of certain subsidiaries of Kobalt Music Group Limited (“Kobalt”) relating to AWAL, Kobalt’s music distribution business mainly for independent recording artists, and Kobalt Neighbouring Rights, Kobalt’s music neighboring rights management business. The consideration for this acquisition of 49,794 million yen (456 million U.S. dollars) was paid in cash. Prior to the closing of the acquisition, the U.K. Competition and Markets Authority (“CMA”) initiated a review of the transaction, and Sony continues to cooperate with such review. The accounting treatment for the acquisition, which is currently under review by the CMA, has not yet been determined as of the date of this report.

F-
91

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Beginning adjustment (Note 1)	Additions charged to costs and expenses	Deductions (Note 3)	Other (Note 4)	Balance at end of period
Fiscal year ended March 31, 2019:
Allowance for doubtful accounts	48,663	(25,114)	7,112	(5,532)	311	25,440

Fiscal year ended March 31, 2020:
Allowance for doubtful accounts	25,440	—	9,006	(6,908)	(1,665)	25,873

Fiscal year ended March 31, 2021:
Allowance for credit losses (Note 2)	25,873	6,621	12,133	(8,115)	1,313	37,825

Notes:

1.
Sony adopted ASU 2014-09 from April 1, 2018, and as a result, sales returns are presented as a liability instead of as a contra-asset allowance. Accordingly, Sony changed the presentation from “Allowance for doubtful accounts and sales returns” to “
Allowance
for doubtful accounts” for the fiscal years ended March 31, 2019 and 2020.

Sony also adopted ASU 2016-13 from April 1, 2020, and as a result, the loss allowance is measured at an amount equal to expected credit losses over the contractual term. Accordingly, Sony changed the presentation from “Allowance for doubtful accounts” to “Allowance for credit losses” for the fiscal year ended March 31, 2021.

2.
Allowance for credit losses shows the total amounts of loss allowances for both “Notes and accounts receivable, trade and contract assets” and “Securities investments and other” in the consolidated balance sheets.

3.	Deductions mainly include both reversals and write-offs.

4.	Other mainly includes translation adjustments.

	Yen in millions
	Balance at beginning of period	Additions	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2019:
Valuation allowance — Deferred tax assets	899,835	116,938	(309,226)	15,567	723,114

Fiscal year ended March 31, 2020:
Valuation allowance — Deferred tax assets	723,114	53,245	(161,547)	(6,569)	608,243

Fiscal year ended March 31, 2021:
Valuation allowance — Deferred tax assets	608,243	41,816	(379,661)	5,984	276,382

Note:

1.	Deductions mainly include the reversal of valuation allowances in Japan and the U.S. for the fiscal year ended March 31, 2021.

2.	Translation adjustments and the effect of change in statutory tax rate.

F-9
2