Form 20-F
period 2023-03-31
Sony Group Corp
filed 2023-06-20
CIK 313838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2023
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
MINATO-KU
,
TOKYO
108-0075
JAPAN
(Address of principal executive offices)
J. Justin Hill, Senior Vice President, Finance & Investor Relations
Sony Corporation of America
25 Madison Avenue, 26
th
Floor
New York
,
New York
10010-8601
Telephone:
212
-833-6722
E-mail:
ir@sony.com
(Name, Telephone,
E-mail
and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares *	SONY	New York Stock Exchange
Common Stock **
*	American Depositary Shares evidenced by American Depositary Receipts. Each American Depositary Share represents one share of Common Stock.
**	No par value per share. Not for trading, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

	Outstanding as of
	March 31, 2023	March 31, 2023
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	1,234,497,560
American Depositary Shares		117,871,924
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
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
Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situation in Ukraine and Russia could heighten many of the risks and uncertainties noted above.
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
Financial Information
” and “Item 11.
Quantitative and Qualitative Disclosures about Market Risk
.”
In this document, Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.” In addition, “Sales and financial services revenue” are referred to as “sales” in the narrative description except in the consolidated financial statements.

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
The competitive factors Sony faces vary depending on the nature of the business. For example, in the electronics area, Sony competes on the basis of various factors including price and function, while in the Music and Pictures segments, Sony competes for talent, such as artists, songwriters, actors, directors and producers, and for entertainment content that is created, acquired, licensed and/or distributed. Competition on price can lead to lower margins when costs do not fall at a proportional rate, and competition for talent and appealing product can also lead to lower profitability if the higher costs required for such talent and content cannot be recouped through greater sales. Moreover, even for those products where Sony believes it has a strong competitive advantage, such as image sensors, it is possible that its competitors’ technological capabilities will accelerate such that Sony would be unable to maintain its advantageous market position. In terms of consumer electronics products, to produce products that appeal to changing and increasingly diverse consumer preferences, including constantly changing consumer interest in minimizing energy consumption and using environmentally friendly materials for both products and packaging, or to overcome the fact that a relatively high percentage of consumers already possess similar products, Sony must develop superior technology, anticipate consumer tastes, and rapidly develop attractive and differentiated products with competitive prices and features. Sony faces increasingly intense pricing pressure from competitors, retailer consolidation, new sales/distribution channels, and shorter product cycles in a variety of consumer product categories. In the Music and Pictures segments, operating results can be impacted by worldwide consumer acceptance of their products, which is difficult to predict, and by alternative forms of entertainment and leisure activities available to consumers, as well as by competing products released at or near the same time. For example, in the Pictures segment, as box office revenues recover as restrictions due to the spread of
COVID-19
have been lifted around the world and movie theaters continue to reopen, the theatrical release calendar of films by major studios is becoming more crowded, increasing competition for available screen space. This situation could adversely affect the operating results of the Pictures segment.
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
To strengthen the competitiveness of its products and services, Sony continues to invest in research and development (“R&D”), particularly in growth areas such as the Game & Network Services (“G&NS”) and Imaging & Sensing Solutions (“I&SS”) segments. However, Sony may not be successful in investing in R&D if it fails to identify products, services and market trends with significant growth potential. In addition, Sony’s investments may not yield the innovation or the expected results quickly enough, or competitors may lead Sony in technological innovation. This may hinder Sony’s ability to commercialize new and competitive products and services.
Sony must continually introduce, enhance and stimulate customer demand for consumer electronic products and network services. Sales of these products and services are particularly sensitive to the significant weighting of consumer demand to the year-end
holiday season. In the G&NS segment, the successful introduction and penetration of gaming platforms, including streaming, is a significant factor driving sales and profitability, and this success is affected by the ability to provide customers with attractive software line-ups
and online services. However, there is no assurance that third-party software developers and publishers, major contributors to this effort, will continue to develop and release software. In addition, Sony believes that integrating its hardware, software, entertainment content and network services and minimizing their energy consumption, as well as investing in R&D to effect such integration, is essential in generating revenue growth and profitability. However, this strategy depends on its ability to further develop network services technologies, coordinate and prioritize strategic and operational issues among Sony’s various business units and sales channels, continually introduce enhanced, energy efficient and competitively priced hardware that is seamlessly connected to energy efficient network platforms with user interfaces that are innovative and attractive to consumers and also standardize technological and interface specifications industry-wide and across Sony’s networked products and business units. In addition, the G&NS, Music and Pictures segments must invest substantial amounts, which may include significant upfront investments, in internally developed software titles, artist advances, music catalogs, motion picture productions, television productions and broadcast programming before knowing whether their products will receive customer acceptance. Furthermore, underperformance of Pictures’ products in the initial distribution market is correlated with weak performance in subsequent distribution markets, which would have an adverse effect on Sony’s results in the year of initial release as well as future years.
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
Sony actively engages in acquisitions, joint ventures, capital expenditures and other strategic investments to acquire new technologies, efficiently develop new businesses and enhance its business competitiveness. For example, in the fiscal year ended March 31, 2022, Sony made an additional strategic investment in Epic Games, Inc. (“Epic Games”), in which Sony already held a minority interest; acquired 100% of the shares and related assets of certain subsidiaries of Kobalt Music Group Limited (“Kobalt”) including AWAL, Kobalt’s music distribution business mainly for independent recording artists, and Kobalt Neighbouring Rights, Kobalt’s music neighboring rights management business; acquired 100% of the equity interest in Ellation Holdings, Inc. (“Ellation”), a subsidiary of AT&T Inc. which operated the anime business Crunchyroll; made a minority investment in Japan Advanced Semiconductor Manufacturing Inc., a subsidiary of Taiwan Semiconductor Manufacturing Company Limited (TSMC); and acquired 100% of the shares and related assets of Som Livre, an independent music label in Brazil. In the fiscal year ended March 31, 2023, Sony acquired 100% of the shares of

Bungie, Inc. (“Bungie”) an independent videogame developer in the United States; made an additional strategic investment in Epic Games; and established a joint venture with Honda Motor Co., Ltd. in the mobility field.
In some cases, the completion of mergers and acquisitions is subject to certain closing conditions, including regulatory approvals. As a result of anti-trust laws and regulations and anti-trust regulatory authorities becoming stricter, regulatory reviews following the signing of a definitive agreement may take longer than expected, or Sony may fail to obtain regulatory approvals, resulting in the loss of business opportunities and Sony’s inability to realize some or all of the initially expected results of mergers and acquisitions. As of the date of this report, mergers and acquisitions that Sony has already signed definitive agreements for and whose completion is subject to regulatory approvals include the merger of Sony Pictures Networks India (“SPNI”) with Zee Entertainment Enterprises Ltd. (“Zee”), a publicly listed Indian media and content company.
While Sony performs a comprehensive analysis and evaluation of merged or acquired organizations prior to their acquisition from various perspectives such as technology, accounting, tax, finance, human resources (“HR”) and legal, Sony’s financial results may be adversely affected by factors including the significant cost of the acquisition and/or integration expenses, IT and information security risks introduced from newly acquired organizations, failure to achieve initially expected synergies, failure to generate expected revenue and cost improvements, loss of key personnel and assumption of liabilities.
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
Sony invests heavily in production facilities and equipment, including fabrication facilities used to make image sensors for smartphones and other products. Sony may not be able to execute these capital expenditures as planned or recover these capital expenditures in part or full or in the planned timeframe due to the competitive environment, lower-than-expected consumer demand, changes in the financial condition or business decisions of Sony’s major customers, or delays in the procurement of production facilities and equipment. Sony invested 237.1 billion yen and 355.9 billion yen of capital in the fiscal years ended March 31, 2022 and 2023, respectively, mainly for the purpose of increasing image sensor production capacity.
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
Violation of applicable laws or regulations by Sony, its officers or employees, third-party suppliers, business partners or agents may subject Sony to monetary fines, penalties, legal judgments, restrictions on business operations and/or reputational damage. Additionally, there is a growing global regulatory and consumer focus on sustainability efforts, including corporate social responsibility and sourcing practices, as well as increasing regulatory obligations of public disclosure regarding these matters. In particular, there is increased attention on labor practices, including work environments at electronic component manufacturers, original equipment manufacturers/original design manufacturers (OEM/ODM), and product manufacturers operating in Asia. Increased regulation or public pressure in this area could cause Sony’s compliance costs to increase, particularly since Sony uses many parts, components and materials to manufacture its products and relies on suppliers to provide these parts, components and materials but does not directly control the suppliers’ procurement or employment practices. A finding of non-compliance,
or the perception that Sony has not responded appropriately to growing consumer concern for such issues, whether or not Sony is legally required to do so, may adversely affect Sony’s reputation, operating results and financial condition.
Sony must manage its large volume of and widespread procurement from third-party suppliers and business partners to control inventory levels, availability, costs and quality of parts, components, materials, software and network services within volatile markets.
Sony’s products and services rely on a large volume of third-party suppliers and business partners for parts, components, materials, software and network services, including semiconductors, chipsets for PlayStation
®
game consoles and mobile products, LCD (liquid crystal display) panels and the Android OS that is used in mobile products, televisions and services. As a result, external suppliers’ and partners’ supply shortages, fluctuations in pricing, quality issues, discontinued support, changes in business terms or prioritization of customers outside the electronics area or of Sony’s competitors can adversely affect Sony’s operating results, brand and reputation. For example, the Entertainment Technology & Services (“ET&S”)* segment was affected by the global shortage of semiconductors and other components, which became pronounced from the latter half of the fiscal year ended March 31, 2021 through the first half of the fiscal year ended March 31, 2023 and caused Sony to continue to be unable to fully meet market demand. Although global demand for semiconductors and other components was on a declining trend as of the end of the fiscal year ended March 31, 2023, Sony’s operating results and financial condition could be affected if demand becomes strong again. Reliance on third-party software and technologies may make it increasingly difficult for Sony to differentiate its products from competitors’ products. Also, shortages or delayed shipments of critical parts or components may result in a reduction or suspension of production at Sony’s or its business partners’ manufacturing sites, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom parts or components, or where there are initial manufacturing capacity constraints for products, parts or components that use new technologies.
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
* The former Electronics Products & Solutions (EP&S) segment was renamed the Entertainment, Technology & Services (ET&S) segment effective from April 2022.
Sony’s sales, profitability and operations are sensitive to global and regional economic and political trends and conditions.
Sony’s sales and profitability are sensitive to economic trends in its major markets, such as inflation. In the fiscal year ended March 31, 2023, 23.3%, 29.5% and 19.0% of Sony’s sales and financial services revenue were attributable to Japan, the U.S. and Europe, respectively. These markets may be subject to significant economic downturns, resulting in an adverse impact on Sony’s operating results and financial condition. An actual or expected deterioration of economic conditions in any of Sony’s major markets may result in a decline in consumers’ consumption and adverse impacts on the businesses of commercial customers, resulting in reduced demand for Sony’s products and services.
In addition, Sony’s operations are conducted in many countries and regions around the world, and these international operations, particularly in certain emerging markets, can create challenges. For example, in the ET&S, I&SS and G&NS segments, production and procurement of products, parts and components in China and other Asian countries and regions increase the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand in a timely manner. Further, in certain countries and regions, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as armed conflicts, deterioration in foreign relations, changes in trade policies, non-compliance
with expected business conduct and a lack of adequate infrastructure. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners Sony’s operating results and financial condition may be adversely affected. For example, as a response to the worsening of the situation in Ukraine and Russia that began in the fiscal year ended March 31, 2022, as of the date of this report, Sony has suspended its business in Russia. If this situation worsens further in the future, it could create global uncertainty, possibly leading to the worsening of Sony’s businesses in other regions or a deterioration in global economic conditions resulting in an adverse impact on Sony’s operating results and financial condition.
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
Sony’s credit ratings may be adversely impacted by unfavorable operating results and a decline in its financial condition. Any credit rating downgrades may, in turn, result in an increase in Sony’s cost of funding and may have an adverse impact on Sony’s ability to access commercial paper (“CP”) or mid-
to long-term debt markets on acceptable terms.
Additionally, global financial markets may experience significant levels of volatility and disruption, generally putting downward pressure on financial and other asset prices and impacting credit availability. Historically, Sony’s primary sources of funds have been cash flows from operations, the issuance of CP and other debt securities, such as term debt, as well as borrowings from banks and other institutional lenders. There can be no assurance that such sources will continue to be available on acceptable terms or be sufficient to meet Sony’s needs.
As a result, Sony may seek other sources of financing to fund operations, such as the draw-down of funds from contractually committed lines of credit from financial institutions or the sale of assets, in order to repay CP and mid-
to long-term debt as they become due, and to meet other operational and liquidity needs. However, such funding sources may also not be available at acceptable terms or be sufficient to meet Sony’s requirements. As a result, Sony’s operating results, financial condition and liquidity may be adversely affected.
Sony’s success depends on the ability to recruit, retain and maintain productive relations with diverse people who embrace a challenging spirit and possess the ambition to grow.
In order to continue to create content, develop services, design, manufacture, market, and sell products, in increasingly competitive markets, Sony must attract, retain and maintain productive relations with key personnel, both internally and externally, who possess high levels of expertise and broad experience, including its executive team, other management professionals, creative talent, and hardware and software engineers. However, such key personnel are in high demand. In addition, business divestitures, restructuring or other transformation initiatives may lead to an unintended loss of experienced employees or know-how.
Actual or threatened work slowdowns or stoppages related to unionized workers, particularly in the entertainment field, could lead to delayed releases or cost increases. For example, in the Pictures segment, the Writers Guild of America (“WGA”) went on strike effective May 2, 2023. If this strike is prolonged, it may adversely affect the operating results of the Pictures segment. Furthermore, in Japan, with a declining workforce due to the falling birthrate and aging population, intensifying competition among companies for specialized talent, and rising labor costs, it may become difficult to secure the necessary talent if Sony’s HR system is inadequate in its design and operations. If these incidents occur or if Sony is unable to attract, retain and maintain productive relations with employees with high levels of expertise and broad experience as well as key management professionals, Sony’s operating results and financial condition may be adversely affected.
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
The Financial Services segment operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations or policies may lead to increased compliance costs or limitations on operations in the Financial Services segment. In addition, lending and borrowing between Sony’s subsidiaries in the Financial Services segment and other companies within Sony Group is strictly limited by guidelines issued by regulatory agencies in Japan.
Changes in interest rates, foreign exchange rates and the value of Japanese government and corporate bonds, U.S. treasury bonds, equities, real estate and other asset classes may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, the life insurance business has invested most of its general account assets in ultra-long-term Japanese government and corporate bonds, as well as ultra-long-term U.S. treasury bonds, to match the liability characteristics of the long-term maturity insurance policies it has underwritten. The life insurance business has guaranteed yields on outstanding policies while its investment portfolio could be reduced by the market changes discussed above. The banking business has invested most of its total loan balance, or over half of its total assets, in its mortgage loans account. An increase in non-performing
loans or a decline in prices of the real estate collateral from the market changes discussed above or deterioration of credit quality may have an adverse effect on the operating results and financial condition through an increase in the allowance for credit losses.
The market changes discussed above, Sony’s management of these changes or the occurrence of earthquakes, pandemic disease or other catastrophic events in Japan could expose the life and non-life
insurance businesses to increasing costs or adverse impact on their ability to satisfy insurance contract liabilities.
Insurance contract liabilities are calculated based on many actuarial assumptions that are uncertain. Significant changes to these actuarial assumptions and the market changes discussed above may have an adverse effect on the operating results and financial condition of the Financial Services segment. The review of assumptions for insurance contract liabilities is required at the end of each reporting period.
Sony’s facilities and operations are subject to damage and disruption as a result of catastrophic disasters, outages, pandemic diseases including
COVID-19,
or similar events that could lead to supply chain, manufacturing and other business disruptions and have an adverse impact on Sony’s operating results.
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
In addition, offices and facilities used by Sony, its suppliers, service providers and business partners, including those used for network, telecommunications and information systems infrastructure, R&D, material procurement, manufacturing, motion picture and television production, logistics, sales, and online and other services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of unexpected catastrophic events such as natural disasters, pandemic diseases including
COVID-19,
terrorist attacks, armed conflicts, large-scale power outages and large-scale fires. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay design, development or production, interrupt shipments and postpone the recording of sales, and/or result in large expenses to repair or replace these facilities or offices. For example, regarding the spread of
COVID-19
beginning in the 2020 calendar year, although restrictions including lockdowns have been lifted and the impact on economic activities has lessened around the world, if economic activity stagnates again due to a future resurgence of infections, it could adversely affect the procurement of components and raw materials, production, development, sale and distribution of Sony’s products and services, resulting in a negative impact on Sony’s operating results and financial position. In the G&NS segment, the production of hardware could be adversely affected again due to issues in the component supply chain. In the Music segment, in-person
concerts and other events could be restricted again, causing related revenues to decrease. In the Pictures segment, if movie theaters are once again forced to close or limit their capacity, Sony’s theatrical revenues may decrease. Additionally, depending on the status of lockdowns or other anti-infection measures, as well as future increases in infections, Sony may be impacted by delays in the production schedules of new motion pictures and television programming, as well as decreased advertising revenue. The ET&S segment could continue to be adversely impacted by factory shutdowns or declines in factory utilization, supply chain issues and the closure of retail stores globally.
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
Sony, its third-party service providers, suppliers and other business partners make extensive use of information technology to support business operations, and to provide network and online services to customers. These operations and services, as well as Sony’s business information, may be intentionally or inadvertently compromised by malicious third parties, including state-sponsored organizations, criminal organizations, Sony’s officers or employees, third-party service providers or other business partners. Such organizations or individuals may use a variety and combination of techniques, such as installing malicious software, exploiting vulnerabilities in information technology, using social engineering to mislead officers, employees and business partners into disclosing passwords and sensitive information, and coordinating distributed denial-of-service
attacks to render services unavailable. As cyber-attacks become increasingly sophisticated and automated, and as tools and resources become more readily available, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks can provide absolute security. In addition, Sony’s officers or employees have been working both in the office and at home following the spread of
COVID-19
and this practice is expected to continue. Although Sony takes measures to ensure that appropriate information security protections are in place for the remote workforce, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks, can provide absolute security. As a result, Sony’s business information, including personally identifiable information, may be lost, destroyed, disclosed, misappropriated, altered, or accessed without consent, and Sony’s information technology systems or operations, or those of its service providers or other business partners, may be disrupted. Malicious adversaries may also use unauthorized access to Sony’s networks as a platform to compromise Sony’s third-party business partners without Sony’s knowledge. Sony has previously been the subject of sophisticated and targeted attacks. For example, network services in the G&NS segment, the internal network and IT infrastructure in the Pictures segment, and Sony’s websites have been subject to cyber-attacks, resulting in unauthorized access, denial of service, and the theft and/or disclosure of Sony’s business information, including officer and employee information, customer information, and other information, as well as the destruction of data.
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
Sony’s reputation, operating results and financial condition may be adversely affected as a result of adverse outcomes of litigation and regulatory actions.
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
Also, Sony’s financial results and condition could be adversely affected by future pension funding requirements pursuant to the Japanese Defined Benefit Corporate Pension Plan Act (the “Pension Plan Act”). Under the Pension Plan Act, Sony is required to conduct a periodic actuarial revaluation and to ascertain whether certain financial criteria have been met after the annual accounting closing. In the event that the fair value of plan assets falls below the actuarial reserve required by law and the shortfall may not be recovered within a certain moratorium period permitted by laws and/or special legislative decree, Sony may be required to make an additional contribution to its plans, which may reduce cash flows. Similarly, if Sony is required to make an additional contribution to a foreign plan to meet any funding requirements in accordance with local laws and regulations in each country, Sony’s cash flows might be adversely affected. If Sony is required to increase cash contributions to its pension plans when actuarial assumptions, such as an expected long-term rate of return of the plan assets, are updated for purposes of determining statutory contributions, it may have an adverse impact on Sony’s cash flows.
Further losses in tax jurisdictions where Sony has assessed deferred tax assets as unrecognized, the inability of Sony to fully utilize its deferred tax assets, limitations on the use of its deferred tax assets under local law, exposure to additional tax liabilities or changes in Sony’s tax rates could adversely affect Sony’s operating results and financial condition.
Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of its business there are many situations where the ultimate tax determination can be uncertain, because of the transfer pricing for its intercompany transactions, and because Sony is subject to continuous review by tax authorities of numerous jurisdictions. The calculation of Sony’s tax provision and the carrying value of tax assets, including net operating loss carryforwards and tax credit carryforwards, require significant judgment and the use of estimates, including estimates of future taxable income. At the end of each reporting period, Sony reassesses unrecognized deferred tax assets and determines whether these assets should be recognized. As of March 31, 2023, the unrecognized deferred tax assets amounted to 237.3 billion yen. An increase in unrecognized deferred tax assets may have an adverse impact on Sony’s operating results and financial condition.
Deferred tax assets are evaluated on a jurisdiction by jurisdiction basis. As of March 31, 2023, Sony and/or its subsidiaries had unrecognized deferred tax assets, principally in Japan for local taxes. Additionally, deferred tax assets could expire unused or otherwise not be realizable for a variety of reasons including the lack of sufficient taxable income in the appropriate jurisdiction. Sony’s operating results and financial condition could be adversely affected when the deferred tax assets expire unused.
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
Sony’s future effective tax rates may also be unfavorably affected by changes in both the statutory rates and the mix of earnings in countries with differing statutory rates or by other factors such as changes in tax laws and regulations or their interpretation, including minimum tax requirements and limitations or restrictions on various tax deductions and credits, including deductions for royalties and interest.
In addition to the above, Sony’s businesses may be subject to new forms of gross basis taxation and transactional taxes, including digital service taxes. Although such taxes may not directly impact Sony’s effective tax rate, they may nevertheless have an adverse impact on its operating results and financial condition.
Sony could incur asset impairment losses for goodwill, content assets and other intangible assets or other non-current
assets.
Sony has a significant amount of goodwill, content assets, other intangible assets and other non-current
assets, including production facilities and equipment. A decline in financial performance, market capitalization, reduced estimates of future cash flows, changes in global economic conditions or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment losses against these assets. Events or changes in circumstances which would indicate impairment include unfavorable variances from or adjustments to established business plans, significant changes in forecasted results or volatility inherent to external markets and industries. The increased levels of global competition and the faster pace of technological change to which Sony is exposed can result in greater volatility of these estimates, assumptions and judgments, and increase the likelihood of impairment losses. Any such loss may adversely affect Sony’s operating results and financial condition.
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
In October 1995, Sony/ATV Music Publishing LLC (“Sony/ATV”) was formed as a
50-50
joint venture company between Sony Group Corporation and Michael Jackson. In September 2016, the joint venture became a wholly-owned subsidiary of Sony Group Corporation. In January 2021, Sony/ATV changed its name to Sony Music Publishing (US) LLC.
In January 2000, acquisition transactions by way of a share exchange were completed such that three subsidiaries which had been listed on the TSE — SMEJ, Sony Chemicals Corporation (currently Dexerials Corporation), and Sony Precision Technology Inc. (currently Sony Global Manufacturing & Operations Corporation) — became wholly-owned subsidiaries of Sony Group Corporation. In September 2012, Sony Group Corporation completed the sale of certain of its chemical products businesses, including Sony Chemical & Information Device Corporation (currently Dexerials Corporation) to Development Bank of Japan Inc.
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
Directors, Senior Management and Employees.
”)
In April 2004, Sony Group Corporation established Sony Financial Holdings, Inc. (“SFH”), a financial holding company, in Japan. Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”) became subsidiaries of SFH. In October 2007, SFH was listed on the First Section of the TSE in conjunction with the global initial public offering of shares of SFH by Sony Group Corporation and SFH. In September 2020, SFH became a wholly-owned subsidiary of Sony Group Corporation through Sony’s tender offer for the common shares and the related stock acquisition rights of SFH and the subsequent procedures for the purchase of all of SFH’s remaining common shares. In October 2021, SFH changed its company name to Sony Financial Group Inc. (“SFGI”).
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
In December 2005, Sony Communication Network Corporation, a subsidiary of Sony Group Corporation, was listed on the Mother’s market of the TSE, and was later listed on the First Section of the TSE in January 2008. It changed its name to
So-net
Entertainment Corporation in October 2006, and changed its name again to
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
In April 2013, Sony Olympus Medical Solutions Inc. (“SOMED”), a medical business venture between Sony Group Corporation and Olympus Corporation, was established in Japan. Sony’s stake in SOMED is 51%.
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
In September 2017, Sony transferred its battery businesses to the Murata Manufacturing Co., Ltd. Group.
In April 2019, Sony Visual Products Inc. and SVS merged to become Sony Home Entertainment & Sound Products Inc. (“SHES”).
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
In July 2022, Sony Interactive Entertainment LLC acquired Bungie, an independent videogame developer in the United States.
In September 2022, Sony Honda Mobility Inc. (“Sony Honda Mobility”), a joint venture in the mobility field between Sony Group Corporation and Honda Motor Co., Ltd., was established in Japan. Sony’s stake in Sony Honda Mobility is 50%.
Sony Group Corporation’s registered office is located at
7-1,
Konan
1-chome,
Minato-ku,
Tokyo
108-0075,
Japan, telephone
+81-3-6748-2111.
Its website is
https://www.sony.com/en/
.
The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America, 25 Madison Avenue, 26
th
Floor, New York, NY 10010-8601 (Attn: Office of the General Counsel).
Sony files reports and other information with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the SEC’s rules and regulations that apply to foreign private issuers. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Sony’s electronic filings are available for viewing on this website, at
https://www.sec.gov
.
Principal Capital Investments
In the fiscal years ended March 31, 2022 and 2023, Sony’s capital expenditures were 697.2 billion yen and 809.6 billion yen, respectively. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5.
Operating and Financial Review and Prospects.
” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.
In the fiscal year ended March 31, 2023, Sony invested approximately 381.1 billion yen in the I&SS segment. This investment included approximately 355.9 billion yen to increase image sensor production capacity.

B.	Business Overview
The former Electronics Products & Solutions segment was renamed the Entertainment, Technology & Services (ET&S) segment effective from April 2022. This change did not result in any reclassification of businesses across segments.
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
The G&NS segment includes the Digital Software and
Add-on
Content, Network Services and Hardware and Others categories. Digital Software and
Add-on
Content includes distribution of software titles and
add-on
content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; and Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms.
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
Media Networks:
“Media Networks” includes the operation of television networks and direct-to-consumer
(“DTC”) streaming services worldwide. SPE’s television networks around the world include SPNI, which operates television networks in India, and Game Show Network, LLC, which operates a U.S.-based network delivered on cable, satellite and other distribution platforms. Digital networks include Crunchyroll, a streaming service based in North America primarily focused on anime content, and SonyLIV, a general entertainment streaming service in India.
Entertainment, Technology & Services (ET&S)
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
Imaging & Sensing Solutions (I&SS)
SSS and its subsidiary Sony Semiconductor Manufacturing Corporation undertake product research, development, design, manufacturing, marketing, sales, production, distribution and customer services primarily for complementary metal oxide semiconductor (“CMOS”) image sensors, in addition to charge-coupled devices (CCDs), large-scale integration systems (LSIs) and other semiconductors. These CMOS image sensors are used in a wide variety of applications, primarily smartphones, as well as other products such as digital cameras and security cameras, factory automation systems and automobiles.
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
Sales and Distribution
G&NS, ET&S and I&SS
In the G&NS segment, PlayStation
®
hardware and peripheral devices, software and content and network services are marketed and distributed by Sony Interactive Entertainment LLC, Sony Interactive Entertainment

Inc. and Sony Interactive Entertainment Europe Ltd. Digital software, including add-on
content, is primarily sold via the PlayStation Store, while software for third-party platforms is sold via third-party distributors. Hardware and physical software are sold both indirectly via third-party distributors as well as directly via PlayStation’s proprietary website. Additionally, Bungie carries out marketing and distribution of its software, content and merchandise under its own brand as an independent studio and publisher, with support from PlayStation.
Sony’s products and services in the ET&S and I&SS segments are primarily marketed throughout the world under the trademark “Sony.”
In most cases, Sony’s products in the ET&S and I&SS segments are sold to sales subsidiaries of Sony Group Corporation located in or responsible for sales in various countries and territories. These subsidiaries then sell those products to unaffiliated local distributors and dealers or through direct sales, such as through the internet. Sony Corporation brings its mobile products to market through direct and indirect channels, such as third-party cellular network carriers and retailers, as well as through its own website. In some regions, certain products and services are sold directly to local distributors by Sony Group Corporation.
Sales of such products and services are particularly seasonal and vary significantly with the timing of new product introductions and the economic conditions of each country. Sales for the third quarter ending December 31 of each fiscal year are generally higher than other quarters of the same fiscal year mainly in the G&NS and ET&S segments due to demand during the year-end
holiday season.
Japan:
Sony Marketing Inc. markets consumer electronics products mainly through retailers. It also markets professional electronics products and services. For electronic components, Sony sells products directly to wholesalers and manufacturers.
United States:
Sony markets its electronics products and services in these segments through Sony Electronics Inc. and other wholly-owned subsidiaries in the U.S.
Europe:
In Europe, Sony’s products and services in these segments are marketed through sales subsidiaries including Sony Europe B.V., which is headquartered in the United Kingdom and has branches in European countries.
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
The worldwide television distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through Sony Pictures Television. SPE’s library of motion pictures and television programming is licensed to distributors such as broadcast television networks, digital platforms, cable networks and DBS providers. Digital platforms include subscription and advertising supported platforms (including Sony’s PlayStation
™
Network, Netflix and Amazon Prime Video).
SPE’s television networks and streaming services (including Crunchyroll primarily in North America and SonyLIV in India) are distributed through digital platforms, cable, DBS providers and telecommunications companies to viewers around the world. These networks and services generate advertising, subscription and other ancillary revenues.
Financial Services
Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner
®
sales specialists as well as partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2023, Sony Life employed 5,402 Lifeplanner
®
sales specialists. Sony Life maintains an extensive service network which mainly consists of the Lifeplanner
®
channel and the independent agent channel in Japan. The Lifeplanner
®
channel is characterized by recruitment of high-caliber sales professionals from industries outside the life insurance industry, quality improvement through education and training, performance-linked compensation and high productivity. Lifeplanner
®
sales specialists offer custom-made packages. Most of the agents in the independent agent channel are corporate and non-exclusive
agents, primarily shop-style agents. Shop-style agents are a sub-channel
of the independent agent channel, who offer insurance in local stores and provide customers with opportunities to compare various insurers’ products. To enhance Sony Life’s relationship with independent agents, Sony Life’s agent support staff provides independent agents with various support services, including recruiting, training and sales promotion activities. As part of its plan to expand its sales of individual annuity products, Sony Life established AEGON Sony Life Insurance Co., Ltd. (“AEGON Sony Life”) in August 2007 and SA Reinsurance (“SA Re”) in October 2009, both
50-50
joint venture companies with AEGON N.V. AEGON Sony Life and SA Re began operations in Japan in December 2009 and in Bermuda in January 2010, respectively. In January 2020, Sony Life acquired from AEGON International B.V. the remaining 50% stakes of

AEGON Sony Life and SA Re, resulting in both AEGON Sony Life and SA Re becoming wholly-owned subsidiaries of Sony Life. AEGON Sony Life changed its trade name to Sony Life With Insurance Co., Ltd. (“Sony Life With”) on April 1, 2020. On April 1, 2021, Sony Life undertook an absorption-type merger with Sony Life With, with Sony Life as the surviving company. Furthermore, Sony Life completed the liquidation of SA Re in March 2023.
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
All Other
Sony DADC group offers Ultra HD
Blu-ray
™
,
Blu-ray
Disc
™
, DVD and CD media replication services as well as digital and physical supply chain solutions to business customers. Sony Storage Media Solutions Corporation sells its storage media products through its own sales forces, as well as through Sony’s sales companies mentioned in the above description of Sales and Distribution for the G&NS, ET&S and I&SS segments.
Sales to External Customers by Geographic Area
The following table shows Sony’s consolidated sales to external customers in each of its major markets for the periods indicated.

	Fiscal year ended March 31
	2022	2023
	(Yen in millions)
Japan	2,764,321	2,691,972
United States	2,766,021	3,401,402
Europe	1,870,091	2,190,311
China	771,006	855,437
Asia-Pacific	1,149,261	1,563,414
Other Areas	600,813	837,301

Total	9,921,513	11,539,837

Sources of Supply
Sony procures parts, components and raw materials used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony has a general policy of maintaining multiple suppliers for important parts and components.
When parts, components and raw materials become scarce, it not only causes production costs to rise but also may affect production. For example, semiconductors, LCD panels and other discrete components, which are used in multiple applications, can influence Sony’s performance when the availability of such parts and components is significantly limited. Additionally, rising energy costs and market prices may cause prices of parts, components and raw materials to increase, which may adversely affect Sony’s financial results. Regarding raw materials, the market price of resin, sheet steel and copper, which are widely used in mechanical parts, electronic parts and components, may also fluctuate because of market factors such as the balance of supply and demand, and such fluctuations may impact the cost of those parts and components.

After-Sales Service
Sony provides repair and servicing functions in the areas where its G&NS, ET&S and I&SS products are sold. Sony provides these services through its own online support network, call centers, service centers, factories, authorized independent service centers, authorized servicing dealers and subsidiaries.
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
4 and PlayStation
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
G&NS, ET&S, I&SS and All Other
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
In the Financial Services segment, it is important to maintain a strong and sound financial foundation for the business as well as to meet diversifying customer needs. Sony Life and Sony Assurance have maintained a high solvency margin ratio, relative to the Japanese domestic minimum solvency margin ratio requirements. Sony Bank has maintained a sufficient capital adequacy ratio relative to the Japanese domestic criteria.
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
In Japan, Sony’s insurance businesses are subject to the Insurance Business Act and approvals and oversight from the Financial Services Agency (“FSA”). The primary purpose of the Insurance Business Act and related regulations is to protect policyholders, not shareholders. The Insurance Business Act specifies the types of businesses insurance companies may engage in, imposes limits on the types and amounts of investments that can be made and requires insurance companies to maintain specified reserves and a minimum solvency margin ratio. In particular, life insurance companies must maintain a premium reserve (for the portion of their portfolio other than unearned premiums), an unearned premium reserve, a reserve for refunds with respect to certain insurance contracts of life insurance companies specified in the Insurance Business Act’s regulations, and a contingency reserve in amounts not lower than the amount of the “standard policy reserve” as set forth by the regulatory guidelines. The FSA maintains a solvency standard which is used by Japanese regulators to monitor the financial strength of insurance companies.
Non-life
insurance companies are also required to provide a policy reserve. Sony Bank is also subject to regulation by the FSA under the Banking Act of Japan, including the requirement that it maintain a minimum capital adequacy ratio in accordance with capital adequacy guidelines adopted by the FSA based on the Basel III agreement. The FSA has broad regulatory powers over insurance and banking businesses in Japan, including the authority to grant or revoke operating licenses and to request information and conduct onsite inspections of books and records. Sony’s subsidiaries in the Financial Services segment are subject to the Insurance Business Act and the Banking Act that require insurance and banking business companies to maintain their financial credibility and to secure protection for policyholders and depositors in view of the public importance of insurance and banking services. As such, lending and borrowing between subsidiaries in the Financial Services segment and the other companies within Sony Group is strictly limited.
In addition, Sony’s telecommunication businesses in Japan are subject to approvals and oversight from the Ministry of Internal Affairs and Communications, under the Telecommunications Business Act and other regulations related to the internet businesses and communication methods in Japan.
Social Responsibility Regulations Such as Environmental and Human Rights Regulations
Sony monitors, evaluates, and complies with laws and regulations that may affect its global operations and purchasing activities with respect to social responsibility, such as environmental, human rights, labor, and occupational health and safety issues. For example, Sony has taken steps to address new regulations or governmental policies related to climate change including carbon disclosure, greenhouse gas (“GHG”) emission reduction, carbon taxes and energy efficiency for products in the G&NS, ET&S and I&SS segments.
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
Sony is aware that certain transactions during the fiscal year ended March 31, 2023, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.
Sony generally does not allocate profits at the level of these activities, and therefore calculates the estimated net profit solely for the purpose of this disclosure, which in any event would not be significant. The information below is to the best of Sony’s knowledge, and in particular Sony may not be aware of all potentially reportable sales by third-party-owned dealers and distributors.

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

•
A
non-U.S.
subsidiary of Sony entered into an agreement in March 2023 for the sale of medical instruments, namely, a medical printer and accompanying print media, to a third-party-owned distributor in Japan, which will be delivered to a hospital in Tehran that is under the control of the Iranian Ministry of Health and Medical Education, pursuant to Japan International Cooperation Agency’s (JICA) provision of grant aid to supply certain medical equipment to hospitals in Tehran as part of the

Government of Japan’s Official Development Assistance (“ODA”). The sale was completed in May 2023. Sony’s expected gross revenue from the sale is approximately 267 thousand yen, and Sony estimates that its net profit from such sales is 50 thousand yen.

Sony is not aware of any other activity, transaction or dealing by Sony Group Corporation or any of its affiliates during the fiscal year ended March 31, 2023 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2024, except as described above in connection with the wind-down of its representative office in Iran and the sale of medical instruments pursuant to the ODA. Nevertheless, Sony continues to monitor developments in this area as sanctions against Iran continue to evolve, and assess whether and to what extent such sanctions may affect Sony’s business activities, which Sony intends to conduct in accordance with applicable laws and regulations.
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
Sustainability Disclosure
Sony’s Approach to Sustainability
Sony Group Corporation has established the following basic policy on sustainability with the approval of the Board of Directors:
Sony manages diverse businesses with people at the core, and aims for sustainable value creation based on such diversity and mid-to
long-term growth in the Sony Group’s corporate value under its Purpose to “fill the world with emotion, through the power of creativity and technology,” and its Corporate Direction of “getting closer to people.” In order to have people connected to each other through emotion, it is necessary to create a society in which everyone can live with peace of mind in a healthy global environment. Sony acts with due consideration of the impact of its business activities on stakeholders, including shareholders, customers, employees, suppliers, business partners, local communities and other organizations as well as the global environment, and focuses on building trust with stakeholders through dialogue. Through innovation and sound business practice, Sony endeavors to enhance its corporate value and contribute to the development of a sustainable society.
(1) Organizational Structure for Sustainability Initiatives and Efforts
<Organizational structure>
Sony Group Corporation has established the Sustainability Department under the supervision of the Senior Executive in charge of Sustainability. The Sustainability Department promotes various sustainability-related initiatives throughout the Sony Group in cooperation with each business unit and operating company (“Business Unit(s)”) and other corporate divisions, including Compliance, Human Resources, Corporate Planning & Control, Finance and Legal (“Relevant Divisions”).
The Senior Executive in charge of Sustainability regularly reviews and assesses risks and engages in detection, communication, evaluation and response for the risk of loss related to sustainability. The Sustainability Department reports to the Board of Directors at least once a quarter on sustainability initiatives and their progress. In addition, as part of reporting on each Business Unit’s mid-range
plan, the Board of Directors receives reports from each Business Unit on the sustainability challenges and opportunities relevant to their respective business operations and their efforts in those areas.
<Our sustainability efforts>
The Sustainability Department, operating under the above structure and the aforementioned “Sony’s Approach to Sustainability,” strives to spread this policy across Sony’s business operations. Through dialogue with stakeholders and materiality analysis, the Sustainability Department identifies sustainability issues that need to be addressed by the Sony Group as a whole. Additionally, the Sustainability Department promotes the group-wide sustainability initiatives by formulating relevant Group policies on identified sustainability issues, including a global environmental plan, “Road to Zero,” and communicating across the Sony Group by collaborating with the Senior Executives in charge of Sony’s headquarters functions and the Relevant Divisions.

The Business Units consider sustainability issues and opportunities for their respective businesses, and, with unique perspectives, implement sustainability-related initiatives that align with their respective business characteristics. In addition, the Business Units, consulting with the Sustainability Department, have introduced key performance indicators (“Sustainability KPIs”), which measure the Business Units’ sustainability efforts. The Sustainability KPIs are incorporated into the Business Units’ performance evaluations, and the Sustainability Department evaluates the status of achievement of such Sustainability KPIs. Additionally, sustainability is incorporated into one of the Senior Executives’ performance-linked renumeration evaluation factors for individual performance from the perspective of social value creation and ESG (Environment, Social, Governance).
In the fiscal year ended March 31, 2023, a global sustainability conference was held, where the Senior Executive in charge of Sustainability, the Senior Executive in charge of Human Resources, and sustainability personnel from the Business Units came together to confirm and share the sustainability initiatives for the Business Units and their progress on the Sustainability KPIs.
For the fiscal year ended March 31, 2023, the Sustainability KPIs included reducing the use of virgin oil-based
plastic in Sony products, introducing renewable energy at Sony’s manufacturing facilities, reducing GHG emissions in Sony’s manufacturing processes, implementing awareness-raising activities related to the environment and diversity, equity, and inclusion (“DE&I”) using Sony’s content IP, as well as conducting DE&I programs and training.
<Materiality analysis as a prerequisite for the above efforts>
In order to ensure that Sony’s sustainability initiatives can address changes in the social environment and the expectations of stakeholders from a mid-
to long-term perspective, the Sustainability Department, under the supervision of the Senior Executive in charge of Sustainability, analyzes and identifies material topics for the Sony Group and periodically reviews their importance. Sony defines materiality as “material topics that are related to sustainability, impact Sony’s value creation, and are determined with longer-term social change and diverse stakeholder needs in mind.” The Sustainability Department most recently refreshed the materiality analysis in the fiscal year ended March 31, 2023 and evaluated sustainability issues which are highly relevant to Sony, including items that have a negative impact on Sony’s value creation from the perspectives of their importance to both Sony and its stakeholders.
The importance of topics from Sony’s perspective is evaluated from the perspective of positive or negative impact on Sony’s ability to create value over the mid-
to long-term, while the importance of topics from the stakeholders’ perspective is evaluated based on information published by non-governmental organizations (NGOs), investors, rating agencies, mass media and other sources.
Based on such analysis, the most important topics that should be prioritized for Sony have been identified after review by the Senior Executives in charge of Sony’s headquarters functions and the Board of Directors.
(2) Sustainability Strategies
As a result of the above materiality analysis conducted in the fiscal year ended March 31, 2023, Sony has identified “Climate Change,” “DE&I,” “Respect for Human Rights,” and “Technology for Sustainability” as the most important topics that should be prioritized across the Sony Group (collectively, the “Most Important Topics”).
<Background for selecting the Most Important Topics>

•
Climate Change: Sony acknowledges that climate change impacts are becoming more apparent and that the transition towards a decarbonized society is a critical issue for all companies and that our stakeholders have elevated expectations of Sony’s environmental initiatives along two axes: the first being its “responsibility,” for instance, to reduce Sony’s environmental impact, and the second being the “contribution” it can make by leveraging its diverse businesses and technologies. Sony’s corporate activities are only possible if the earth, which sustains all life, is healthy. Sony believes that it is important to respond to the environment, including by taking measures against climate change.

•
DE&I: Sony recognizes that diverse organizations are more innovative in corporate activities than non-diverse
organizations. Sony believes that it is important to respect our employees’ diverse values, remember the importance of equity, and foster an inclusive organizational culture. Expectations are also rising for corporate initiatives to address social issues such as social justice and inequality, and Sony believes that it is important for the Sony Group to further promote initiatives aimed at resolving issues both inside and outside the Group.

•
Respect for Human Rights: Sony is aware of the potential human rights impacts of its global business activities. Sony recognizes that respecting human rights throughout Sony’s value chain and addressing any potential human rights risks, whether the relationship with Sony’s business operation is direct or indirect, are responsibilities that a diverse range of stakeholders expect of Sony. Considering recent changes in the external environment related to respect for human rights, Sony believes that it is important to further strengthen its efforts in this area.

•
Technology for Sustainability: Sony recognizes that our stakeholders have expectations regarding our ability to both grow our business and solve social and environmental issues through technology. Sony believes that it is an important mission of Sony to lead and contribute to the resolution of sustainability issues not only by increasing business revenue through the technologies and products Sony develops, but also by having a positive impact on society and the environment.

<Strategy and targets for the Most Important Topics, and major initiatives>

•	Climate Change
Under the “Road to Zero,” a long-term environmental plan established in 2010 that aims to achieve a zero environmental footprint for the entire Sony Group by the year 2050, Sony is promoting environmental impact reduction activities in each of the following four perspectives: climate change, resources, chemical substances, and biodiversity. In May 2022, Sony announced that it had determined to accelerate its environmental impact reduction activities in the climate change area and to push its goal of achieving a net-zero
footprint throughout the entire value chain, moving the target year from 2050 to 2040. Sony’s net-zero
(*1) target for 2040 was approved as the
net-zero
target for the Science Based Targets initiative (“SBTi”) (*2) in August 2022.
*1 Sony’s
net-zero
target follows the SBTi Corporate
Net-zero
Standard below:

(a)	reducing Scope 1, 2 and 3 emissions to zero or a residual level consistent with reaching net-zero emissions at the global or sector level in eligible 1.5°C scenarios or sector pathways; and

(b)	neutralizing any residual emissions at the net-zero target date – and any GHG emissions released into the atmosphere thereafter.
*2 Science Based Targets initiative (SBTi) is a global initiative that encourages companies to set science-based targets to reduce their GHG emissions toward the goal of limiting the increase in global average temperature due to climate change to 1.5°C above pre-industrial
levels.
Specific targets for achieving the above
net-zero
target by 2040 are as follows.

1.
By 2030, Sony aims to make direct and indirect GHG emissions (Scopes 1 and 2) of its own business operations net-zero.
For other emissions originating from stages such as products, supply chains, and logistics (Scope 3), Sony aims to reduce GHG emissions during product use by 45% compared to the fiscal year ended March 31, 2019 by 2035. By 2040, Sony aims to achieve net-zero
emissions in all Scopes.

2.
By 2030, Sony aims to achieve 100% renewable electricity used at its own business sites. The percentage of electricity use derived from renewable energy targeted to be achieved as of 2025 has been set at 35%.

To achieve the targets in 1 and 2 above, Sony intends to implement the following measures.

•
Continuous reduction of environmental impact at Sony Group’s own business sites: Acceleration of energy saving, installation of solar power generation equipment, and introduction of renewable energy throughout the Sony Group. Virtual PPA (Power Purchase Agreement) using the FIP
(Feed-in-Premium)
system in Japan.

•	Promotion of energy-efficient products: Acceleration of initiatives to reduce annual power consumption of Sony products.

•
Strengthening efforts with partners: Encouragement of business partners engaged in parts, materials and finished product manufacturing to manage their GHG emissions, save energy, and convert to renewable energy.

•
Contribution to carbon removal/fixation (*3): Exploration of investments in start-ups
engaged in carbon removal, and development of an index integrating biodiversity and carbon fixation associated with augmented ecosystem businesses, such as Synecoculture
™
(*4) being rolled out by SynecO, Inc.

*3	Process by which carbon from the atmosphere is converted into organic compounds.

*4	Synecoculture is a trademark of Sony Group Corporation.

•	DE&I
Refer to “(3) Human Capital Strategies, Metrics and Targets” for DE&I strategies.

•	Respect for Human Rights
Sony’s policy requiring respect for human rights is set forth in the Sony Group Code of Conduct. Sony expects all Sony Group companies to practice responsible business conduct by respecting all human rights in compliance with the code as well as all relevant laws and regulations.
Under this policy, Sony established and implemented Group policies specific to the human rights area, such as the “Sony Supply Chain Code of Conduct” which sets forth the code of conduct for Sony’s own manufacturing sites and suppliers, and aims to work towards a responsible supply chain, and the “Sony Group AI Ethics Guidelines,” which guide all Sony officers and employees to utilize artificial intelligence (“AI”) and/or conduct
AI-related
R&D in a manner that conforms with our values and emerging social norms. Sony engages in initiatives to prevent or mitigate any potential negative impact on human rights in line with the frameworks set out in the United Nations Guiding Principles on Business and Human Rights (UNGP) issued by the United Nations Human Rights Council and the OECD Guidelines for Multinational Enterprises. As one of our major efforts, Sony conducts human rights risk impact assessments, which serve as the starting point for our human rights due diligence. After identifying potential human rights risks that are highly relevant to Sony’s business activities, the assessments further identified three areas as priority areas for enhancing initiatives throughout the Sony Group: responsible supply chains, respect for DE&I and responsible development and use of technologies. As a result of the assessments, Sony promotes individual initiatives for each of these areas.

•	Technology for Sustainability
Sony supports technological development that helps businesses grow and innovation that betters society and industry for the future.
For example, Sony’s R&D regarding sensing technology that measures the water content in soil, ultra-wide area sensing network technology, and sophisticated predictive data analytics technology, is underway. Sony promoted the practical application of Triporous
™
, a plant-based porous carbon material made from rice husks, which has now been introduced in the apparel sector, including through deodorant and antibacterial fibers, and in the healthcare sector, including though cleaning agents. Sony is also working to reduce the environmental impact of its products through the development of environmentally conscious materials and technologies to reduce power consumption.
<Sony’s sustainability efforts on other sustainability issues>
Sony Group is driving initiatives to improve accessibility so that people with diverse needs can enjoy our products and services. For example, Sony employs inclusive design, including the participation of employees with disabilities in the planning of products and services, interviews with people with disabilities, and usability tests. In March 2023, the Sony Group exhibited at the CSUN Assistive Technology Conference 2023 through which Sony provided opportunities for more users to experience Sony’s accessible products and services and received various feedback from users for further possible improvements in the accessibility of Sony’s products and services.
In 2018, Sony established and implemented the “Sony Group Ethics Guidelines,” as described above, as Sony has expanded its AI development and usage. In December 2019 Sony established the Sony Group AI Ethics Committee, and in 2021 the AI Ethics Office was established within Sony Group Corporation to provide subject matter expertise on AI ethics to all Business Units. Sony has been strengthening its framework for AI ethics with initiatives such as establishing an internal document stipulating requirements to be complied with in the commercialization process of electronic products and services, and starting AI ethics assessments in the product development life cycle.
(3) Human Capital Strategies, Metrics and Targets
<Human Resources strategy — “Diversity” and “Attract talented individuals,” “Develop talented individuals,” “Engage talented individuals.” —>
Starting from the electronics business, Sony has continued to evolve, expanding the breadth of its businesses to include semiconductors, music, financial services, motion pictures and games. Furthermore, Sony has developed all its businesses globally, and has tailored its organizational structure with the aim of supporting their optimal global operation. Sony has headquartered half of its six main business segments in the U.S., and Sony’s diverse businesses operating across different regions are sustained by our diverse employees, one of Sony’s most important management resources, who form the foundation for creative innovation. Sony considers the diversity of our employees and businesses as drivers for value creation, along with creativity and technology. Sony has approximately 110,000 employees worldwide who are diverse, not only in terms of nationality and race, but also due to the expansion of Sony’s businesses, in terms of job types. Employee diversity constitutes the driving force behind the growth of each business. With their diverse backgrounds and varied specialties, Sony’s employees connect and intersect across businesses and regions, fusing technology and creativity to create new value in alignment with Sony’s Purpose, which is to “fill the world with emotion, through the power of creativity and technology.”
Since its founding, Sony has respected the independence and challenger’s spirit of individuals, and cherished a corporate culture based on the partnership between Sony and each individual employee, where each party is accountable to the needs of the other. Sony’s People Philosophy, “Special You, Diverse Sony,” represents Sony’s approach to employees, which has taken root and been carried on as part of our corporate culture, and conveys the desire that each unique individual and Sony embrace diversity and continue to grow together, centered on a shared Purpose.
The group-wide HR strategy based on Sony’s People Philosophy is defined as: “Attract talented individuals,” “Develop talented individuals,” and “Engage talented individuals.” Sony aims to maximize the performance of the Sony Group as a whole by focusing on measures that support spontaneous employee challenges and their willingness to grow, and in turn maximize the power of each individual employee. With regard to specific initiatives, Business Units’ HR executives formulate and implement the most appropriate HR measures in accordance with the characteristics of their respective businesses and regions.
(i) “Attract talented individuals”
Sony considers it important to attract diverse talent who identify with Sony’s Purpose, possess a high level of skill and expertise, embrace the spirit of challenge, and possess the ambition to grow. In recruitment activities, Sony strategically works with all Sony Group companies worldwide to attract world-class talent, and also focuses on industry-academia collaboration as a mid-
to long-term measure to develop diverse talent pipelines. Sony is also globally providing opportunities that lead to the success of employees with various business, regional, and social backgrounds. For example, in the U.S., Sony provides early training and educational support to those who do not have sufficient opportunities and links these activities to the recruitment of diverse individuals.
(ii) “Develop talented individuals”
Sony believes that the most effective way for our employees to grow is to provide them with job opportunities where they have autonomy and are able to demonstrate their desire to grow by taking on new challenges. For this reason, Sony systematizes the skills required according to the roles of employees and aims to strengthen each skill throughout the Group. Sony strongly believes that management-level employees play an important role in the growth of the Sony Group and its employees. Sony’s management team and HR departments discuss the direction for the mid-term
development training and strengthening of the Group’s management and provide management-level employees with various programs such as leadership development and coaching, which aim to expand horizons and increase experience in a broad range of fields. Additionally, Sony has established the “Sony University” program, which was designed to nurture future leaders who will play a key role in each business segment and function. Furthermore, through the “Sony Cross-Mentoring Program,” Sony aims to create strategic connections between the current management team and future key employees in each business segment, to facilitate passing on the current leadership team’s wealth of experience to the next generation and to develop new group synergies and talented individuals.
(iii) “Engage talented individuals”
To fully leverage the diversity of our employees, Sony believes that it is essential for each employee with different personalities, lifestyles, and work styles to continue to take on challenges in pursuit of growth. Sony’s initiatives include its diverse career development programs (including an internal job posting program, the “Free Agent Program” and the “Career Plus” program, among others, which all provide opportunities for professional experience within the Sony Group) and the arrangement of “PORT,” a space for learning and employee interaction within the Sony Group, in which employee-led
community activities and various training programs are held.
Sony believes that whether our diverse employees are able to maximize their uniqueness depends on their engagement and degree of empathy with our Purpose. At Sony, employee engagement is considered a particularly important indicator and is incorporated as part of the evaluation factors of remuneration linked to business results for Senior Executives of the Corporation. Going forward, Sony aims to continue to promote initiatives that lead to greater employee empathy with the Purpose and higher employee engagement, thereby aiming to realize the sustainable growth of Sony.
<Policy to foster the diversity of our employees and to build an inclusive organization>
Similar to a strong stone wall built by skillfully combining stones of different shapes, Sony aims to realize an organization in which diverse personalities, opinions, views, and values coexist in a corporate setting. Sony has implemented priority measures that are suitable for each business, region, and social environment in order to promote the appointment of employees with diverse backgrounds, place importance on the perspective of equity, and achieve true inclusion, which we believe will lead to the sustainable growth of the Sony Group which is comprised of diverse businesses.
As a group-wide initiative, Sony has established a “Diversity Statement” that emphasizes the importance of promoting diversity. In the U.S., Sony creates a wide range of internal and external opportunities. For example, SME has its own framework, “MILES,” for fostering DE&I that contributes to industry development, and SPE has the “Sony Pictures Action” program, which focuses on four pillars — people, content, partners, and community — to provide support for those who are socially disadvantaged. In addition, since 2015, Sony has held a “Diversity Week” every year and Sony Group companies around the world hold events to promote understanding of diversity in terms of gender, race, nationality, sexual orientation, gender identity, and disabilities.
(i) Diversity of experience
Sony believes that adding new knowledge and perspectives gained through experience at other companies will lead to the growth of our businesses and employees. Throughout the years, Sony has aimed to actively promote hiring individuals with such diversity of experience, especially in areas of business need. The ratio of employees with prior experience at other companies to all new hires at Sony Group companies in Japan was 52.5% for the fiscal year ended March 31, 2023, 49.6% for the fiscal year ended March 31, 2022, and 48.7% for the fiscal year ended March 31, 2021. Additionally, the majority of our employees at overseas Group companies have prior experience at other companies. During performance evaluation, Sony does not distinguish between employees with experience at other companies and those who started their careers at Sony.
(ii) Diversity of nationality
As of March 31, 2023, half of the Senior Executive Vice Presidents at Sony Group Corporation, who are responsible for major businesses, were non-Japanese.
This demonstrates the diversity of backgrounds at the leadership level at Sony. In addition, some of the Sony Group’s major businesses, such as the Pictures and Music Publishing businesses, have foreign nationals playing a major role in their operations. Approximately half of all Sony Group employees are engaged in business activities outside Japan, and more than 90% of these employees are locally hired. In addition, Sony continues to actively recruit talented students and experienced individuals from around the world, regardless of nationality, to become employees capable of enhancing global research and development and cutting-edge technology development, such as AI developed at Sony Research Inc. (formerly Sony AI Inc.).
(iii) Diversity of gender
Sony aims to globally promote greater opportunities for women as part of our efforts to ensure an inclusive work environment in which diverse employees can play an active role. As of March 31, 2023, the ratio of women to men in the workforce was 34.0% and the ratio of women to men in management positions was 30.0% at the whole Sony Group. On the other hand, Sony considers increasing gender diversity as an area of focus for Japan, where the ratio of women to men in management positions is low and the number of women majoring in the fields of science or engineering is limited.
Sony believes that it is essential to promote greater opportunities for women through measures to improve the working environment, as well as development programs and recruitment activities. Specifically, Sony has programs focused on continuously developing female employees, such as development and career training programs for female leaders as well as roundtable discussions and networking events for female employees, and is strengthening recruitment activities geared towards female employees, such as through science programs for female students aimed at supporting the next generation of talent. In addition, Sony Group Corporation and its major subsidiaries in Japan have set targets for increasing both the ratio of women to men in management positions and the ratio of male employees taking childcare leave.

(iv) Promoting greater opportunities for LGBTQ+
Sony is working to ensure internal infrastructure inclusive of diverse employees and aiming to provide LGBTQ+ employees globally with working environments in which they can feel comfortable being themselves, while acknowledging various national and regional considerations and circumstances.
As a group-wide initiative, Sony introduced a pride logo, a Sony logotype displayed in rainbow colors, to visually express Sony’s respect inside and outside Sony and support for LGBTQ+ employees and communities. In addition to supporting LGBTQ+ employees, Sony has implemented an
e-learning
course for employees that covers LGBTQ+ topics, offers LGBTQ+ workshops, organizes events designed to raise employees’ awareness, and participates in pride parades globally. In the U.S., in partnership with GLAAD, an organization that aims to prevent LGBTQ+ discrimination in the media, SME provided training on LGBTQ+ inclusion and sponsored the 33rd Annual GLAAD Media Awards, which recognizes media outlets for their fair, accurate, and inclusive representation of LGBTQ+. In Japan, Sony has expanded various personnel programs to cover same-sex
partners, provides gender-neutral restrooms, makes it optional for job applicants to indicate their gender on applications, and provides private restrooms and shower facilities in each room at corporate dormitories, all measures aimed at ensuring a working environment inclusive of diverse employees.
(v) Promoting greater opportunities for individuals with disabilities
Sony aims to create an employment environment where disabilities do not create barriers and no employee feels held back by their disability. Enabling every employee to thrive follows the philosophy of Masaru Ibuka, one of Sony’s founders, who said “we had a spirit of autonomy and a belief in creating workplaces that do not offer charity, but rather create an environment that makes it possible for individuals with disabilities to manufacture products that exceed those manufactured by individuals without disabilities.” To this end, Sony is focused on complying with the laws and norms of each country and region and aims to create an inclusive work environment that enables career building regardless of disabilities, and the entire Group is working to achieve this goal.
Sony has signed the Valuable 500, a World Economic Forum initiative focused on the inclusion of people with disabilities, and Sony’s goal to create inclusive work environments aligns with this initiative. Sony was named one of the Valuable 500 Iconic Leader companies, which are driving forces in their respective countries, regions, and industries. In the U.S., Sony is actively working with Disability:IN, an organization focused on the inclusion of people with disabilities in business, and has created an
e-learning
program to deepen the understanding of accessibility and disabilities among Sony Group companies and delivered it to employees. In Japan, Sony manages three special-purpose subsidiaries as an independent business establishment, and the know-how regarding reasonable workplace accommodation and accessibility related to the employment of persons with disabilities gained through the operation of these subsidiaries is being deployed throughout the Group. For example, employees of overseas Group companies visit the manufacturing sites of the special-purpose subsidiaries in Japan to learn about designing production lines that are accessible for people with disabilities to work on.
Through the foregoing policy, Sony plans to continuously implement various programs to foster the diversity of our employees and build an inclusive organization for Sony’s sustainable growth and value creation for society.

C.	Organizational Structure
The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Group Corporation.

Name of company	Country of incorporation/residence	(As of March 31, 2023) Percentage owned
Sony Interactive Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Corporation	Japan	100.0
Sony Global Manufacturing & Operations Corporation	Japan	100.0
Sony Semiconductor Solutions Corporation	Japan	100.0
Sony Semiconductor Manufacturing Corporation	Japan	100.0
Sony Semiconductor Energy Management Corporation	Japan	100.0
Sony Network Communications Inc.	Japan	100.0
Sony Marketing Inc.	Japan	100.0
Sony Storage Media Solutions Corporation	Japan	100.0
Sony Global Solutions Inc.	Japan	100.0
Sony Financial Group Inc.	Japan	100.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Bank Inc.	Japan	100.0
Sony Assurance Inc.	Japan	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Interactive Entertainment LLC	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Music Publishing LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Columbia Pictures Industries, Inc.	U.S.A.	100.0
CPT Holdings, Inc.	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Europe B.V.	U.K.	100.0
Sony Interactive Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherlands	100.0
Sony (China) Limited	China	100.0
Sony EMCS (Malaysia) Sdn. Bhd.	Malaysia	100.0
Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0

D.	Property, Plant and Equipment
Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The status of major property, plants and equipment as of March 31, 2023 is as follows:

Facility or Subsidiary Name (Primary Location)	Segment	Details	Carrying Amount (Yen in millions)				Number of employees *2
			Land (Area (thousand square meters))	Buildings	Machinery, equipment and other assets *1	Right-of-use assets
In Japan (Sony Group Corporation *3 ):

Headquarters (Minato-ku, Tokyo)	Corporate	Headquarters facilities	1,275 (19)	21,862	14,681	—	1,435

Others *4	Corporate	Headquarters facilities	6,582 (305)	34,544	3,718	—	1,010

In Japan (Subsidiaries):

Sony Interactive Entertainment Inc. (Minato-ku, Tokyo)	G&NS	Home gaming consoles / cloud-related software	— (—)	1,407	168,168	11,381	1,900

Sony Corporation (Minato-ku, Tokyo)	ET&S	Research facilities for TVs, audio / video devices, cameras, broadcasting equipment and medical equipment	— (—)	2,372	47,810	35,495	7,300

Sony Network Communications Inc. *5 (Shinagawa-ku, Tokyo)	ET&S	Data communication facilities	— (—)	527	69,385	5,177	1,900

Sony Global Manufacturing & Operations Corporation (Kohda Site, etc.) (Minato-ku, Tokyo)	ET&S, I&SS, All Other	Production facilities for electronic devices, etc.	5,543 (468)	10,870	16,430	5,517	4,000

Sony Semiconductor Solutions Corporation (Atsugi-shi, Kanagawa)	I&SS	Research facilities for image sensors, etc.	— (—)	1,326	36,070	19,525	7,300

Sony Semiconductor Manufacturing Corporation (Nagasaki TEC, etc.) (Kikuchi-gun, Kumamoto)	I&SS	Production facilities for image sensors, etc.	11,244 (622)	144,569	545,869	10,075	8,100

Sony Semiconductor Energy Management Corporation (Nagasaki TEC, etc.) (Kikuchi-gun, Kumamoto)	I&SS	Energy supply facilities for the manufacturing of image sensors, etc.	— (—)	25,638	87,833	35,638	100

Sony Music Entertainment (Japan) Inc. *5 (Chiyoda-ku, Tokyo)	Music	Music facilities and in-house software	22,548 (320)	11,009	55,105	10,595	4,200

Sony Financial Group Inc. *5 (Chiyoda-ku, Tokyo)	Financial Services	In-house software	6,324 (25)	6,290	70,064	84,023	13,500

Sony Global Solutions Inc. (Minato-ku, Tokyo)	Corporate	In-house software	— (—)	490	21,889	995	600

Outside Japan (Subsidiaries):

Sony Corporation of America *5 (New York, United States)	ET&S, I&SS	Production facilities for electronic products, etc.	317 (112)	18,875	3,841	3,395	1,300
	Music	Music catalogs, etc.	80 (4)	9,401	797,219	41,901	6,900
	Pictures	Production facilities for motion pictures, television programming, video software, etc.	11,070 (268)	45,917	814,019	39,486	9,100
	All Other, Corporate	Office buildings and machinery, etc.	871 (142)	10,473	15,516	17,994	1,600

Sony Interactive Entertainment LLC *5 (California, United States)	G&NS	Cloud-related facilities, etc.	— (—)	6,909	150,792	104,119	6,100

Sony Europe B.V. *5 (Surrey, United Kingdom)	ET&S, I&SS, All Other	Office buildings and sales facilities, etc.	2,344 (45)	3,822	11,956	9,078	3,900

Sony EMCS (Malaysia) Sdn. Bhd. (Selangor, Malaysia)	ET&S	Production facilities for electronic devices, etc.	— (—)	4,589	8,482	185	4,900

Sony Electronics (Singapore) Pte. Ltd. (Singapore)	ET&S, I&SS, All Other, Corporate	In-house software	— (—)	88	11,802	1,633	400
*1 “Machinery, equipment and other assets” represents machinery, equipment and other tangible fixed assets, as well as content assets and other intangible assets.

*2 Numbers of employees of subsidiaries are rounded to the nearest hundred.
*3 Includes facilities leased from subsidiaries in Japan. In addition to the listed facilities, Sony Group Corporation leases its land, buildings and structures mainly to subsidiaries and affiliates in Japan. Furthermore, Sony Group Corporation subleases its
Right-of-use
assets mainly to subsidiaries and affiliates in Japan.
*4 “Others” primarily includes Sony City Osaki and Atsugi TEC.
*5 Figures for Sony Network Communications Inc., Sony Music Entertainment (Japan) Inc., Sony Financial Group Inc., Sony Corporation of America, Sony Interactive Entertainment LLC and Sony Europe B.V. are consolidated financial figures, which include their subsidiaries’ figures.

Item 4A.	Unresolved Staff Comments
None

Item 5.	Operating and Financial Review and Prospects
The following discussion covers the fiscal years ended March 31, 2022 and 2023.

A.	Operating Results
Operating Performance
The following discussion covers the fiscal years ended March 31, 2022 and 2023. For the discussion covering the fiscal year ended March 2021, refer to “Item 5.A.” of Sony’s Form
20-F
for the fiscal year ended March 31, 2022 filed with the SEC on June 28, 2022.

	Fiscal year ended March 31
	2022	2023
	(Yen in billions)
Sales and financial services revenue	9,921.5	11,539.8
Operating income	1,202.3	1,208.2
Income before income taxes	1,117.5	1,180.3
Net income attributable to Sony Group Corporation’s stockholders	882.2	937.1
Sales
For the fiscal year ended March 31, 2023, sales increased 1 trillion 618.3 billion yen compared to the fiscal year ended March 31, 2022
(“year-on-year”)
to 11 trillion 539.8 billion yen. This significant increase was mainly due to significant increases in sales in the G&NS, I&SS, Music and Pictures segments as well as an increase in sales in the ET&S segment. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.
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
For the fiscal year ended March 31, 2023, cost of sales increased 1 trillion 328.9 billion yen year-on-year
to 7 trillion 174.7 billion yen. The ratio of cost of sales to sales deteriorated year-on-year
from 69.6% to 71.1%.
R&D costs (all R&D costs are included within cost of sales) increased 117.3 billion yen year-on-year
to 735.7 billion yen. The ratio of R&D costs to sales was 7.3%, compared to 7.4% in the fiscal year ended March 31, 2022. For further details, refer to “
Research and Development
” in Item 5.C.
SGA expenses increased 380.7 billion yen
year-on-year
to 1 trillion 969.2 billion yen. The ratio of SGA expenses to sales deteriorated year-on-year
from 18.9% to 19.5%.

Other operating (income) expense, net, decreased 53.5 billion yen year-on-year
to income of 12.0 billion yen. This significant deterioration was mainly due to the absence of a gain of 70.0 billion yen from the transfer of certain operations of Game Show Network, LLC in the Pictures segment in the fiscal year ended March 31, 2022. Refer to Note 31 of the consolidated financial statements.
Share of profit of investments accounted for using the equity method
For the fiscal year ended March 31, 2023, the share of profit (loss) of investments accounted for using the equity method was income of 24.4 billion yen, essentially flat year-on-year.
This result was mainly due to increases in the share of profit of investments in the Music and Pictures segments, substantially offset by a decrease in the share of profit of the investment in M3 Inc. (“M3”). This decrease in the share of profit of the investment in M3 was mainly due to the absence of the recording of 5.1 billion yen in the share of profit of the investment in M3 related to a gain on a change in M3’s equity interest in an affiliated company in the fiscal year ended March 31, 2022, resulting from the issuance of new shares in connection with the affiliated company’s public listing.
Operating Income
For the fiscal year ended March 31, 2023, operating income was 1 trillion 208.2 billion yen, essentially flat year-on-year.
This result was due to significant increases in operating income in the Financial Services, I&SS and Music segments as well as a significant decrease in the operating loss in Corporate and elimination, substantially offset by significant decreases in operating income in the Pictures and G&NS segments and a decrease in operating income in the ET&S segment. Operating income for the previous fiscal year included the above-mentioned factor being recorded as other operating (income) expense, net. Operating income for the previous fiscal year also included a loss of 16.8 billion yen recorded due to an unauthorized withdrawal of funds at a subsidiary of Sony Life and a settlement gain of 5.5 billion yen in connection with the termination of the defined benefit pension plan at certain U.S. subsidiaries, mainly within Corporate and elimination. Operating income for the current fiscal year included the impact of litigation settlements, net of expenses, of 5.7 billion yen received in relation to lawsuits for Recorded Music and Music Publishing and the recovery of 22.1 billion yen of an unauthorized withdrawal of funds at a subsidiary of Sony Life which occurred in the previous fiscal year.
Financial Income and Expenses
For the fiscal year ended March 31, 2023, financial income increased by 11.8 billion yen year-on-year,
to 31.1 billion yen, while financial expenses decreased by 45.2 billion yen year-on-year,
to 59.0 billion yen. The net effect of financial income and expenses was an expense of 27.9 billion yen, an improvement of 56.9 billion yen year-on-year.
This significant improvement was primarily due to a decrease in unrealized losses, mainly on Sony’s shares of Spotify Technology S.A.
Income before Income Taxes
For the fiscal year ended March 31, 2023, income before income taxes increased 62.8 billion yen year-on-year
to 1 trillion 180.3 billion yen.
Income Taxes
During the fiscal year ended March 31, 2023, Sony recorded 236.7 billion yen of income tax expenses. The effective tax rate of 20.1% in the current fiscal year was lower than the effective tax rate of 20.5% in the previous fiscal year. The effective tax rate in the current fiscal year reflects the impact of an increase in tax credits in Japan, and the benefit from a decrease in the deferred tax liabilities related to Japan controlled foreign company taxation. The effective tax rate in the previous fiscal year reflected the impact of the reversal of a previous write-down of certain deferred tax assets at certain companies in Japan. Refer to Note 25 of the consolidated financial statements.
Net Income Attributable to Noncontrolling Interests
For the fiscal year ended March 31, 2023, net income attributable to noncontrolling interests of 6.5 billion yen was recorded, an increase of 0.3 billion yen year-on-year.
Refer to Note 20 of the consolidated financial statements.

Net Income Attributable to Sony Group Corporation’s Stockholders
For the fiscal year ended March 31, 2023, net income attributable to Sony Group Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, increased 54.9 billion yen year-on-year
to 937.1 billion yen.
Basic net income per share and diluted net income per share, attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2023 were 758.38 yen and 754.95 yen, respectively, compared with 711.84 yen and 705.16 yen, respectively, for the fiscal year ended March 31, 2022. Refer to Note 26 of the consolidated financial statements.
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
Game & Network Services (G&NS)
Key Financial Figures

	Fiscal year ended March 31
	2022	2023
	(Yen in millions)
Sales to external customers by product category
Digital Software and Add-on Content	1,424,459	1,523,045
Network Services	409,355	464,676
Hardware & Others	840,542	1,550,812

Sales to external customers	2,674,356	3,538,533
Intersegment sales	65,407	106,065

G&NS segment total sales	2,739,763	3,644,598

G&NS segment operating income	346,089	250,006

	(Units in millions)
Major product unit sales
PS5 ™ hardware	11.5	19.1

For the fiscal year ended March 31, 2023, sales increased 904.8 billion yen year-on-year
to 3 trillion 644.6 billion yen. This significant increase in sales was mainly due to the impact of foreign exchange rates, an increase in sales of hardware and an increase in sales of first-party titles, partially offset primarily by a decrease in sales of non-first-party
titles including
add-on
content.
Operating income decreased 96.1 billion yen
year-on-year
to 250.0 billion yen. This significant decrease was primarily due to an increase in costs, mainly for game software development and expenses associated with acquisitions completed in the current fiscal year, including Bungie*, in addition to the impact of the above-mentioned decrease in sales of non-first-party
titles. This decrease in operating income was partially offset by the impact of the above-mentioned increase in sales of first-party titles as well as a decrease in losses from hardware. During the current fiscal year, there was a 32.4 billion yen negative impact from foreign exchange rate fluctuations.
* 52.7 billion yen was recorded as expenses associated with acquisitions completed in the current fiscal year. For details regarding the acquisition of Bungie, refer to Note 30 of the consolidated financial statements.
Business Environment and Strategy
The operating performance of the G&NS segment for the fiscal year ended March 31, 2023 reflected strong sales of hardware and peripheral devices resulting from a significant improvement in PS5
™
supply in the second half of the fiscal year and a continuous stable revenue contribution from network services resulting from the positive impact of the launch of the new three-tiered PlayStation
®
Plus service. On the other hand, software sales were impacted by a reduction in users’ game spend as opportunities to go outside increased due to a reduction in

COVID-19
infections compared to the previous fiscal year, despite strong sales of certain new game titles such as
God of War Ragnarök.
In this environment, Sony aims to achieve future growth by increasing the number of active users in the PlayStation ecosystem through pursuit of the three strategies of console growth, portfolio expansion and Sony Group collaboration. Regarding console growth, Sony intends to further accelerate the penetration of PS5
™
and further expand the PS5
™
user base, which is driving user engagement. Regarding portfolio expansion, Sony intends to strengthen the development of new IP and live service games by continuing to invest proactively in PlayStation Studios, as well as investing in or acquiring third-party studios. For example, Sony has been collaborating closely with Bungie following the completion of its acquisition in July 2022, and intends to apply its expertise and experience as it promotes portfolio expansion in the area of live service games. Sony is also working to extend the reach of its existing IP by deploying its first-party titles to multiple platforms such as PC and mobile, a strategy which contributed to significant year-on-year
growth in revenue from PC titles including
Marvel’s
Spider-Man
and
The Last of Us Part 1
in the fiscal year ended March 31, 2023. Regarding Sony Group collaboration, Sony is striving to consistently create films and television series based on PlayStation game IP, such as the TV series
The Last of Us,
and continues to work towards increased levels of collaboration within the Sony Group.
Music
Key Financial Figures

	Fiscal year ended March 31
	2022	2023
	(Yen in millions)
Sales to external customers by product category
Recorded Music — Streaming	462,368	598,868
Recorded Music — Others	206,412	286,270
Music Publishing	200,334	276,665
Visual Media & Platform	231,418	203,012

Sales to external customers	1,100,532	1,364,815
Intersegment sales	16,417	15,817

Music segment total sales	1,116,949	1,380,632

Music segment operating income	210,933	263,107

The Music segment results include the
yen-based
results of SMEJ and the
yen-translated
results of SME and SMP, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.
For the fiscal year ended March 31, 2023, sales increased 263.7 billion yen to 1 trillion 380.6 billion yen. This significant increase in sales was primarily due to the impact of foreign exchange rates as well as increases in sales for Recorded Music and Music Publishing, partially offset by lower sales for Visual Media and Platform due to a decrease in sales in the anime business. The increases in sales for Recorded Music and Music Publishing were primarily due to higher revenues from paid subscription streaming services, which also benefited from the success of a number of new releases in Recorded Music.
Operating income significantly increased 52.2 billion yen
year-on-year
to 263.1 billion yen, primarily due to the positive impact of foreign exchange rates and the impact of the above-mentioned increase in sales for Recorded Music and Music Publishing, as well as the impact of litigation settlements, net of expenses, of 5.7 billion yen received in relation to lawsuits for Recorded Music and Music Publishing, partially offset by the impact of the above-mentioned decrease in sales for Visual Media and Platform.
Business Environment and Strategy
As digital streaming continued to expand globally, the operating performance of the Music segment for the fiscal year ended March 31, 2023 reflected an increase in revenues from streaming services resulting from the enhanced discovery and development of artists, including Sony’s past proactive acquisitions such as Alamo Records, Som Livre and AWAL. In this environment, Sony aims to achieve continuous growth that outpaces the market by proactively making investments toward strengthening its content IP and its relationships with artists, strengthening services for distributed labels centered around The Orchard, ensuring early contact with emerging artists through channels such as AWAL and strengthening its approach in emerging markets by proactively investing in local talent and collaborating with local companies. Additionally, new business opportunities in areas such as social media and gaming continue to grow, and Sony intends to further collaborate with various service partners in these new business areas to both expand its earnings base by creating new opportunities for the use of music content, and to strengthen its relationships with artists by creating opportunities for artists to increase their own earnings. Additionally, by leveraging the diversity of the Sony Group, Sony aims to provide a wide variety of marketing opportunities to its artists going forward. In Visual Media and Platform, Sony aims to grow its anime business by expanding its merchandising and revenues from outside of Japan as well as strengthening its anime production capabilities, and grow its game business by improving fan engagement and accelerating the development of high-quality games.
Pictures
Key Financial Figures

	Fiscal year ended March 31
	2022	2023
	(Yen in millions)
Sales to external customers by product category
Motion Pictures	518,840	464,043
Television Productions	419,494	536,250
Media Networks	298,065	364,594

Sales to external customers	1,236,399	1,364,887
Intersegment sales	2,512	4,535

Pictures segment total sales	1,238,911	1,369,422

Pictures segment operating income	217,393	119,255

The Pictures segment results are the
yen-translated
results of SPE, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”
For the fiscal year ended March 31, 2023, sales increased 130.5 billion yen, an 11% increase year-on-year
(an 8% decrease on a U.S. dollar basis), to 1 trillion 369.4 billion yen. This decrease on a U.S. dollar basis was primarily due to lower theatrical revenues in Motion Pictures compared to the prior fiscal year which benefited from the strong performance of several franchise films including
Spider-Man:
No Way Home
and
Venom: Let There Be Carnage
, lower licensing revenues in Television Productions as the prior fiscal year benefitted from the licensing of
Seinfeld,
and lower licensing revenues in Motion Pictures as the prior fiscal year benefitted from a greater number of new films licensed to digital streaming services. These decreases in sales were partially offset primarily by an increase in series deliveries and the impact of acquisitions of Industrial Media and Bad Wolf in Television Productions, as well as higher revenues from anime streaming services including the impact of the acquisition of Crunchyroll.
Operating income decreased 98.1 billion yen
year-on-year
to 119.3 billion yen (a 54% decrease on a U.S. dollar basis). This significant decrease in operating income on a U.S. dollar basis was primarily due to the absence of the 70.0 billion yen gain recognized from the transfer of GSN Games, a division of Game Show Network, LLC, in the prior fiscal year and the impact of the above-mentioned decrease in sales.
Business Environment and Strategy
Although the operating performance of the Pictures segment for the fiscal year ended March 31, 2023 was impacted by the absence of the strong performance of franchise films as well as the impact of the recording of a gain on the transfer of GSN Games and revenue from the licensing of
Seinfeld
in the previous fiscal year, it also reflected Sony’s strengths as a strategic supplier (an independent content supplier with the ability to provide content to any distribution platform), which was influenced by continued demand for content from video streaming services and the continued recovery in U.S. box office revenues. In this environment, Sony aims to continue to maximize the long-term value of its content by leveraging its strengths as a strategic supplier and emphasizing the theatrical release of films. In Motion Pictures, Sony plans to continue to pursue both the development of new IP and the revitalization of its existing IP. For example, in the fiscal year ending March 31, 2024, Sony aims to continue to expand the Sony Pictures Universe of Marvel Characters through the theatrical release of films such as
Spider-Man:
Across the Spider-Verse
and
Kraven the Hunter
. In Television Productions, Sony will continue to strive to strengthen its production capabilities in a wide variety of nonfiction genres such as documentaries and reality shows in order to meet needs for diverse content. Additionally, in Motion Pictures and Television Productions, efforts towards collaboration within the Sony Group have continued, and, following the success of the
Uncharted
film in 2022 and the TV series
The Last of Us
in 2023, Sony plans to further expand its films and television shows based on PlayStation game IP. In Media Networks, Sony aims to further strengthen its

DTC services, including Crunchyroll and SonyLIV. For example, in the fiscal year ended March 31, 2023, Crunchyroll strengthened its eCommerce offerings to fans through the acquisition of the anime goods retailer Right Stuf, Inc. The signing of definitive agreements for the merger of SPNI and Zee was announced in December 2021, and Sony believes that the merger represents an opportunity to further accelerate the expansion and digitization of its business by using the strengths of both companies to strengthen its digital distribution service in the rapidly-growing Indian media and entertainment market. Additionally, Sony aims to proactively seek out opportunities for revenue from its existing IP in the area of location-based entertainment.
Entertainment, Technology & Services (ET&S)
Key Financial Figures

	Fiscal year ended March 31
	2022	2023
	(Yen in millions)
Sales to external customers by product category
TVs	858,837	733,251
Audio & Video	326,704	391,608
Still and Video Cameras	414,898	565,018
Mobile Communications	365,864	356,771
Other	331,583	390,091

Sales to external customers	2,297,886	2,436,739
Intersegment sales	41,300	39,286

ET&S segment total sales	2,339,186	2,476,025

ET&S segment operating income	212,942	179,461

	(Units in millions)
Major product unit sales
TVs	8.5	6.6
For the fiscal year ended March 31, 2023, sales increased 136.8 billion yen year-on-year
to 2 trillion 476.0 billion yen. This increase in sales was primarily due to the impact of foreign exchange rates as well as an increase in sales of digital cameras resulting from higher unit sales, partially offset by a decrease in sales of televisions resulting from lower unit sales.
Operating income decreased 33.5 billion yen
year-on-year
to 179.5 billion yen. This decrease in operating income was mainly due to the impact of the above-mentioned decrease in sales of televisions, partially offset by the impact of the above-mentioned increase in sales of digital cameras. During the current fiscal year, there was a 9.4 billion yen positive impact from foreign exchange rate fluctuations.
Business Environment and Strategy
In the fiscal year ended March 31, 2023, in a challenging business environment impacted by disruption in production and logistics due to the intermittent resurgence of
COVID-19
in China and a slowdown in the market mainly in Europe and the U.S., the operating performance of the ET&S segment reflected the results of various measures implemented to respond promptly to these conditions, such as thorough supply chain management and reduction of fixed costs, as well as the promotion of a shift to high-value-added products centered on TVs and digital cameras. In this environment, Sony plans to conduct its business based on the direction of establishing a business structure with two axes: the “profit axis business area,” which aims to maintain and increase profitability, and the “growth axis business area,” which aims to realize growth through the creation and expansion of new businesses. In the profit axis business area, Sony intends to strengthen operations by promoting the advancement of consistent digital transformation and automation from production to sale. Additionally, by adding creative solutions utilizing technologies such as in communications and cloud to its strengths in capturing devices that make use of its original technologies in sound and imaging, Sony aims to create new experience value with creators and shift to a business portfolio with a recurring business model, striving to reduce volatility. In the growth axis business area, in order to create future entertainment together with creators, Sony plans to evolve its business models through collaboration both within and outside of the Sony Group, aiming to build a new business model to achieve sustainable growth. Sony also plans to promote the virtual production business and software solutions business, which aim to free creators from the constraints of time, space and hardware functionality to enable new video and creative expression, as well as the sports business, which aims to realize new sports entertainment connecting “real” and “virtual.” Additionally, in the life science business and the network service business, Sony aims to contribute to the realization of a safe and a sustainable society by utilizing the technologies it has cultivated until now.
Imaging & Sensing Solutions (I&SS)
Key Financial Figures

	Fiscal year ended March 31
	2022	2023
	(Yen in millions)
Sales to external customers	992,200	1,301,481
Intersegment sales	84,224	100,706

I&SS segment total sales	1,076,424	1,402,187

I&SS segment operating income	155,597	212,214

For the fiscal year ended March 31, 2023, sales increased 325.8 billion yen year-on-year
to 1 trillion 402.2 billion yen. This significant increase in sales was mainly due to the impact of foreign exchange rates and an increase in sales of image sensors for mobile products resulting from an improvement in the product mix, partially offset by a decrease in unit sales.
Operating income increased 56.6 billion yen
year-on-year
to 212.2 billion yen. This significant increase was mainly due to the positive impact of foreign exchange rates and the impact of the above-mentioned increase in sales, partially offset by an increase in R&D expenses as well as depreciation and amortization expenses, and an increase in manufacturing costs. During the current fiscal year, there was a 120.9 billion yen positive impact from foreign exchange rate fluctuations.
Business Environment and Strategy
The operating performance of the I&SS segment in the fiscal year ended March 31, 2023 reflected the continued trend toward larger size, higher image quality and higher performance image sensors for mobile products, primarily in high-end
smartphones, despite continued weakness in the Chinese smartphone market. In this environment, Sony plans to continue its efforts to enhance its technical capabilities and production capacity in order to respond to the larger size, higher image quality and higher performance of image sensors, in addition to promoting efforts to improve sales growth and profitability over the medium term, aiming to further strengthen its number one position in image sensors worldwide. Sony also plans to continue actively promoting initiatives in business areas such as automotive and industrial equipment in the sensing area, and in its solutions business via the edge AI sensing platform AITRIOS
™
. The automotive area has been growing steadily, and Sony will continue to work to build and strengthen relationships with OEMs and platformers with the aim of increasing revenue from automotive sensors. In the area of industrial sensors, Sony plans to take advantage of its diverse product lineup to provide solutions that can contribute to solving various on-site
issues, including labor-saving and automation, which Sony expects to lead to mid-
to long-term business growth. Sony intends to continue to invest capital to increase production capacity to meet the growing demand for image sensors over the mid-
to long-term, while also keeping in mind the uncertainty of the future and carefully examining future investment plans.
Financial Services
The Financial Services segment results include SFGI and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance, and Sony Bank. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.
Key Financial Figures

	Fiscal year ended March 31
	2022	2023
	(Yen in millions)
Financial services revenue	1,533,829	1,454,546
Financial Services segment operating income	150,111	223,935

For the fiscal year ended March 31, 2023, financial services revenue decreased 79.3 billion yen year-on-year
to 1 trillion 454.5 billion yen, mainly due to a decrease in revenue at Sony Life. Revenue at Sony Life decreased 108.4 billion yen year-on-year
to 1 trillion 242.1 billion yen, due to a decrease in net gains on investments in the separate accounts.
Operating income increased 73.8 billion yen
year-on-year
to 223.9 billion yen. This significant increase in operating income was mainly due to the recovery of 22.1 billion yen of an unauthorized withdrawal of funds at a subsidiary of Sony Life in the fiscal year ended March 31, 2023 which was recorded as a 16.8 billion yen loss in the fiscal year ended March 31, 2022, as well as a significant increase in operating income at Sony Life. Operating income at Sony Life increased 29.7 billion yen year-on-year
to 177.0 billion yen. This increase in operating income was mainly due to a gain recorded on the sale of real estate as well as an increase in profits due to accumulation of policy amount in force, partially offset by an increase primarily in insurance payments related to
COVID-19.
Business Environment and Strategy
The operating performance of the Financial Services segment for the fiscal year ended March 31, 2023 reflected conditions in the Japanese economy and bond market. As in the previous fiscal year, the Japanese economy faced headwinds due to the
COVID-19
pandemic. In addition, rising imports prices, which accelerated after Russia’s military invasion of Ukraine, put pressure on household budgets through rising food and gasoline prices. However, as the normalization of economic activities progressed gradually, the economy continued on a gradual recovery trend. In the first quarter ended June 30, 2022, as the spread of the Omicron variant that began at the beginning of the year came to a halt, demand for outings for travel and shopping picked up, mainly during the long holidays in May. After that, there was a period when the infection with the Omicron variant spread again, but the Japanese government postponed the request for movement restrictions and self-restraint. As a result, the economy was underpinned by the normalization of economic activities, including an increase in the number of people going out and the full-scale easing of restrictions on immigration. On the other hand, production in the manufacturing industry slowed down in the second half of the fiscal year due to factors such as the slowdown in overseas economies and the decline in
IT-related
demand for semiconductors. The bond market in Japan was affected by US and Japanese monetary policies. In this environment, Sony aims to achieve sustainable growth in the entire financial group, including growth in profitability, by maximizing the value it provides to its customers. Sony is carrying out initiatives focused on five strategic pillars to realize this goal: strengthening core/unique competitive advantages, altering its profit structure to withstand low interest rates, further evolving customer-centric management, strengthening its competitive edge through technology and maximizing group synergies. These efforts have been proceeding as planned, and Sony has been steadily expanding the scale of its business by taking advantage of its strengths. For example, the productivity per Lifeplanner
®
sales specialist at Sony Life is improving due to the increase in the new policy amount in the corporate business, which is an area of focus, and the number of Lifeplanner
®
sales specialists is steadily increasing. Going forward, Sony will continue to work to expand profit growth by making a qualitative shift toward higher productivity of Lifeplanner
®
sales specialists and improvement of profitability. Additionally, Sony plans to promote efforts aimed at increasing the value it provides to customers by accelerating enhancement of its technological competitiveness through collaboration within the Sony Group, strengthening its acquisition of knowledge and technology from outside partners, and utilizing data that transcends the boundaries between the businesses within the Financial Services segment. The Financial Services segment also intends to focus on advancing sustainability and thoroughly enhancing governance in the financial group to fulfill its social responsibility as part of the Sony Group. Furthermore, over the mid-
to long-term, Sony plans to expand its customer base and touchpoints with customers through wider applications of technology and strategic alliances, as well as through its increasing efforts to deepen relationships with core customers, aiming to maximize the lifetime customer value.
Information on Operations Separating Out the Financial Services segment
The following schedules show unaudited condensed statements of income for the Financial Services segment and all other segments excluding the Financial Services segment. These presentations are not in accordance with International Financial Reporting Standards (“IFRS”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment are included in those respective presentations, then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2022	2023
	(Yen in millions)
Financial services revenue	1,533,829	1,454,546
Financial services expenses	1,383,054	1,234,758
Other operating (income) expense, net	664	(4,147)

	1,383,718	1,230,611

Share of profit (loss) of investments accounted for using the equity method	—	—

Operating income	150,111	223,935
Financial income (expenses), net	—	—

Income before income taxes	150,111	223,935
Income taxes	45,402	63,865

Net income	104,709	160,070
Net income of Financial Services	104,216	159,698

Net income attributable to noncontrolling interests	493	372

	Fiscal year ended March 31
Sony without Financial Services segment	2022	2023
	(Yen in millions)
Sales	8,402,217	10,101,979
Costs of sales	5,856,925	7,186,767
Selling, general and administrative	1,582,850	1,961,906
Other operating (income) expense, net	(66,158)	(5,566)

	7,373,617	9,143,107
Share of profit (loss) of investments accounted for using the equity method	23,646	24,449

Operating income	1,052,246	983,321
Financial income (expenses), net	(45,698)	13,437

Income before income taxes	1,006,548	996,758
Income taxes	183,689	172,528

Net income	822,859	824,230
Net income of Sony without Financial Services	817,123	818,106

Net income attributable to noncontrolling interests	5,736	6,124

	Fiscal year ended March 31
Consolidated	2022	2023
	(Yen in millions)
Sales	8,396,702	10,095,841
Financial services revenue	1,524,811	1,443,996

Total sales and financial services revenue	9,921,513	11,539,837
Costs of sales	5,845,804	7,174,723
Selling, general and administrative	1,588,473	1,969,170
Financial services expenses	1,374,037	1,224,208
Other operating (income) expenses, net	(65,494)	(12,021)

	8,742,820	10,356,080
Share of profit (loss) of investments accounted for using the equity method	23,646	24,449

Operating income	1,202,339	1,208,206
Financial income (expenses), net	(84,836)	(27,893)

Income before income taxes	1,117,503	1,180,313
Income taxes	229,097	236,691

Net income	888,406	943,622

Net income attributable to Sony Group Corporation’s Stockholders	882,178	937,126

Net income attributable to noncontrolling interests	6,228	6,496

All Other
Sales for the fiscal year ended March 31, 2023 decreased 11.2 billion yen year-on-year
to 87.6 billion yen. Operating income decreased 1.1 billion yen year-on-year
to 16.8 billion yen.
Foreign Exchange Fluctuations and Risk Hedging
During the fiscal year ended March 31, 2023, the average rates of the yen were 135.4 yen against the U.S. dollar and 140.9 yen against the euro, which were 23.1 yen and 10.4 yen weaker, respectively, than the fiscal year ended March 31, 2022.
For the fiscal year ended March 31, 2023, consolidated sales increased 1 trillion 618.3 billion yen (16%)
year-on-year
to 11 trillion 539.8 billion yen. On a constant currency basis, sales increased approximately 4%
year-on-year.
For further details about the impact of foreign exchange rate fluctuations on sales and operating income, refer to “Note: Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations” below.
The table below indicates the foreign exchange impact on sales and operating results in each of the G&NS, ET&S and I&SS segments. For further details, refer to “
Operating Performance by Business Segment
” which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		Fiscal year ended March 31		Impact of changes in foreign exchange rates
		2022	2023	2022 to 2023
		(Yen in billions)
G&NS	Sales	2,739.8	3,644.6	+419.8
	Operating income	346.1	250.0	-32.4
ET&S	Sales	2,339.2	2,476.0	+237.5
	Operating income	212.9	179.5	+9.4
I&SS	Sales	1,076.4	1,402.2	+202.7
	Operating income	155.6	212.2	+120.9
During the fiscal year ended March 31, 2023, sales for the Music segment increased 24%
year-on-year
to 1 trillion 380.6 billion yen, while sales increased approximately 8%
year-on-year
on a constant currency basis. In the Pictures segment, sales increased 11%
year-on-year
to 1 trillion 369.4 billion yen, while sales decreased approximately 8% on a U.S. dollar basis. For a detailed analysis of segment performance, refer to the Music and Pictures segments under “
Operating Performance by Business Segment.
” Sony’s Financial Services segment consolidates the
yen-based
results of SFGI. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.
During the fiscal year ended March 31, 2023, Sony estimated that a one yen appreciation against the U.S. dollar would have decreased sales in the G&NS, ET&S and I&SS segments by approximately 29.9 billion yen, with a corresponding decrease in operating income of approximately 0.4 billion yen. A one yen appreciation against the euro was estimated to decrease sales in these segments by approximately 11.1 billion yen, with a corresponding decrease in operating income of approximately 6.6 billion yen. For more details, refer to “Risk Factors” in “Item 3.
Key Information.
”
Sony’s consolidated operating results are subject to foreign currency rate fluctuations primarily due to different currency composition of revenue and costs. In the G&NS segment, a significant proportion of costs is incurred in U.S. dollars but sales are recorded in Japanese yen, U.S. dollars or euros. As a result, the yen appreciation against the U.S. dollar has a positive impact on operating income while the yen appreciation against the euro has a negative impact. In the ET&S segment, yen appreciation against the U.S. dollar has a positive impact on operating income, mainly due to a high proportion of manufacturing and other costs for certain key products being incurred in U.S. dollars. Meanwhile, a large portion of sales for certain key products is in emerging markets, resulting in yen appreciation against the currencies of emerging markets having a negative impact on operating profit in the ET&S segment. In the I&SS segment, a significant proportion of sales contracts are denominated in U.S. dollars, but manufacturing operations are located in Japan, and, therefore, yen appreciation against the U.S. dollar has a significantly negative impact on operating income.
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
Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market
with changes in value recognized in financial income and expenses. The net fair value of all the foreign exchange derivative contracts as of March 31, 2022 and 2023 was a liability of 6.4 billion yen and an asset of 1.4 billion yen, respectively. Refer to Note 15 of the consolidated financial statements.
Note:
Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations
The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the previous fiscal year to local currency-denominated monthly sales in the current fiscal year. For SME and SMP in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.
Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.
The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the previous fiscal year from the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and SGA expenses calculated by applying the same major transactional currencies calculation process to cost of sales and SGA expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment.
This information is not a substitute for Sony’s consolidated financial statements measured in accordance with IFRS. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.
Assets, Liabilities and Stockholders’ Equity
The following schedule shows unaudited condensed statements of financial position for the Financial Services segment and all other segments excluding the Financial Services segment. These presentations are not in accordance with IFRS, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The “consolidated” column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position

	Yen in millions
	Financial Services		Sony without Financial Services		Consolidated
	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents *1	¥889,140	¥756,493	¥1,160,496	¥724,407	¥2,049,636	¥1,480,900
Investments and advances in the Financial Services segment *2	360,673	328,357	—	—	360,673	328,357
Trade and other receivables, and contract assets	169,929	134,404	1,478,620	1,668,257	1,628,521	1,777,939
Inventories *3	—	—	874,007	1,468,042	874,007	1,468,042
Other financial assets	81,174	47,044	68,124	63,906	149,301	110,950
Other current assets	72,441	63,025	450,953	562,442	473,070	610,330

Total current assets	1,573,357	1,329,323	4,032,200	4,487,054	5,535,208	5,776,518
Non-current assets:
Investments accounted for using the equity method	—	—	268,513	325,220	268,513	325,220
Investments and advances in the Financial Services segment *2	18,445,088	18,445,728	—	—	18,445,088	18,445,728
Investments in Financial Services, at cost	—	—	550,483	550,483	—	—
Property, plant and equipment	18,010	15,316	1,095,241	1,329,219	1,113,213	1,344,864
Right-of-use assets	73,774	84,023	339,658	395,210	413,430	478,063
Goodwill and intangible assets, including content assets *4	72,578	78,197	2,672,466	3,322,639	2,745,044	3,400,836
Deferred insurance acquisition costs	676,526	730,864	—	—	676,526	730,864
Deferred tax assets	—	—	332,330	431,533	298,589	384,839
Other financial assets	37,037	46,941	663,233	789,470	696,306	832,344
Other non-current assets	77,657	75,143	284,834	319,306	289,050	321,946

Total non-current assets	19,400,670	19,476,212	6,206,758	7,463,080	24,945,759	26,264,704

Total assets	¥20,974,027	¥20,805,535	¥10,238,958	¥11,950,134	¥30,480,967	¥32,041,222

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,964,776	¥1,891,856	¥183,187	¥211,020	¥2,147,962	¥2,102,876
Trade and other payables	118,921	77,595	1,744,011	1,812,670	1,843,242	1,865,993
Deposits from customers in the banking business	2,886,361	3,163,237	—	—	2,886,361	3,163,237
Income taxes payables	4,444	13,370	101,648	139,330	106,092	152,700
Participation and residual liabilities in the Pictures segment	—	—	190,162	230,223	190,162	230,223
Other financial liabilities	68,793	43,128	29,050	30,444	97,843	73,572
Other current liabilities	242,937	222,039	1,296,205	1,513,882	1,488,488	1,720,335

Total current liabilities	5,286,232	5,411,225	3,544,263	3,937,569	8,760,150	9,308,936
Non-current liabilities:
Long-term debt	470,498	663,353	733,148	1,104,344	1,203,646	1,767,696
Defined benefit liabilities	37,167	37,183	217,381	198,938	254,548	236,121
Deferred tax liabilities	634,576	304,838	110,715	112,938	696,492	356,324
Future insurance policy benefits and other	7,039,034	7,264,421	—	—	7,039,034	7,264,421
Policyholders’ account in the life insurance business	4,791,295	5,148,579	—	—	4,791,295	5,148,579
Participation and residual liabilities in the Pictures segment	—	—	220,113	192,952	220,113	192,952
Other financial liabilities	128,208	153,724	86,391	199,327	211,959	350,278
Other non-current liabilities	5,864	7,225	121,558	142,096	106,481	127,593

Total non-current liabilities	13,106,642	13,579,323	1,489,306	1,950,595	14,523,568	15,443,964

Total liabilities	18,392,874	18,990,548	5,033,569	5,888,164	23,283,718	24,752,900
Equity:
Stockholders’ equity of Financial Services	2,577,705	1,811,167	—	—	—	—
Stockholders’ equity of Sony without Financial Services	—	—	5,156,059	6,007,177	—	—
Sony Group Corporation’s stockholders’ equity	—	—	—	—	7,144,471	7,229,709
Noncontrolling interests	3,448	3,820	49,330	54,793	52,778	58,613

Total equity	2,581,153	1,814,987	5,205,389	6,061,970	7,197,249	7,288,322

Total liabilities and equity	¥20,974,027	¥20,805,535	¥10,238,958	¥11,950,134	¥30,480,967	¥32,041,222

*1 Refer to “Cash Flows” below for details regarding the
year-on-year
decrease in Cash and cash equivalents as of March 31, 2023 in all segments excluding the Financial Services segment.
*2 Refer to Note 5 of the consolidated financial statements for the fluctuations of Investments and advances in the Financial Services segment as of March 31, 2022 and March 31, 2023, respectively.
*3 Inventories as of March 31, 2023 in all segments excluding the Financial Services segment increased year-on-year
due to an increase in inventories mainly in the G&NS segment.
*4 Goodwill and intangible assets, including content assets as of March 31, 2023 in all segments excluding the Financial Services segment increased year-on-year
mainly due to the acquisition of the shares of Bungie and an increase in film costs.

Cash Flows
Operating Activities: During the current fiscal year ended March 31, 2023, there was a net cash inflow of 314.7 billion yen from operating activities, a decrease of 919.0 billion yen year-on-year.
For all segments excluding the Financial Services segment, there was a net cash inflow of 415.5 billion yen, a decrease of 397.8 billion yen year-on-year.
This decrease was primarily due to a larger
year-on-year
increase in inventories and content assets as well as a decrease in trade payables compared to an increase in the previous fiscal year, partially offset by a year-on-year
increase in income before income taxes after taking into account non-cash
adjustments (including depreciation and amortization, including amortization of contract costs, other operating (income) expense, net and (gain) loss on securities, net).
The Financial Services segment had a net cash outflow of 56.3 billion yen, compared to a net cash inflow of 459.7 billion yen in the previous fiscal year. This change was mainly due to a smaller year-on-year
increase in borrowings in the life insurance business and the banking business.
Investing Activities: During the current fiscal year ended March 31, 2023, Sony used 1 trillion 52.7 billion yen of net cash in investing activities, an increase of 323.9 billion yen year-on-year.
For all segments excluding the Financial Services segment, there was a net cash outflow of 1 trillion 32.0 billion yen, an increase of 320.9 billion yen year-on-year.
This increase was mainly due to a
year-on-year
increase in payments for fixed asset purchases, the acquisition of shares of Bungie, an additional investment in Epic Games and a payment related to the acquisition of Industrial Media. Additionally, the previous fiscal year included the purchase of the equity interest in Ellation, which operates the anime business Crunchyroll, the purchase of all shares and related assets of certain subsidiaries of Kobalt including AWAL, Kobalt’s music distribution business mainly for independent recording artists, and an additional investment in Epic Games.
The Financial Services segment used 23.8 billion yen of net cash in investing activities, essentially flat year-on-year.
Financing Activities: Net cash inflow from financing activities during the current fiscal year ended March 31, 2023 was 84.3 billion yen, compared to a net cash outflow of 336.6 billion yen in the previous fiscal year.
For all segments excluding the Financial Services segment, there was a 95.5 billion yen net cash inflow, compared to a net cash outflow of 325.8 billion yen in the previous fiscal year. The cash inflow in the current fiscal year was primarily due to the procurement of long-term bank loans and the issuance of straight bonds.
In the Financial Services segment, there was a 52.6 billion yen net cash outflow, essentially flat year-on-year.
Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of March 31, 2023 was 1 trillion 480.9 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 724.4 billion yen as of March 31, 2023, a decrease of 436.1 billion yen compared with the balance as of March 31, 2022. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 756.5 billion yen as of March 31, 2023, a decrease of 132.6 billion yen compared with the balance as of March 31, 2022.
Information on Cash Flows Separating Out the Financial Services Segment
The following schedule shows unaudited condensed statements of cash flows for the Financial Services segment and all other segments excluding the Financial Services segment. These presentations are not in accordance with IFRS, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	Yen in millions

	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2022	2023	2022	2023	2022	2023
Cash flows from operating activities:
Income (loss) before income taxes	150,111	223,935	1,006,548	996,758	1,117,503	1,180,313
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	24,932	26,333	810,301	978,257	835,233	1,004,590
Amortization of deferred insurance acquisition costs	69,237	84,523	—	—	69,237	84,523
Other operating (income) expense, net	664	(4,147)	(66,158)	(5,566)	(65,494)	(12,021)
(Gain) loss on securities, net (other than Financial Services segment)	—	—	60,402	4,469	60,402	4,469
Change in future insurance policy benefits and other	458,880	234,102	—	—	458,880	234,102
Change in policyholders’ account in the life insurance business, less cash impact	238,309	15,523	—	—	238,309	15,523
Net cash impact of policyholders’ account in the life insurance business	227,262	346,455	—	—	227,262	346,455
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(53,819)	35,524	(121,684)	(110,668)	(171,094)	(70,448)
(Increase) decrease in inventories	—	—	(194,624)	(560,382)	(194,624)	(560,382)
(Increase) decrease in investments and advances in the Financial Services segment	(1,724,164)	(1,250,078)	—	—	(1,724,164)	(1,250,078)
(Increase) decrease in content assets	—	—	(502,253)	(603,314)	(502,253)	(603,314)
(Increase) decrease in deferred insurance acquisition costs	(117,337)	(118,096)	—	—	(117,337)	(118,096)
Increase (decrease) in trade payables	37,885	(40,071)	93,660	(64,765)	126,989	(109,336)
Increase (decrease) in deposits from customers in the banking business	230,236	300,201	—	—	230,236	300,201
Increase (decrease) in borrowings in the life insurance business and the banking business	905,139	111,314	—	—	905,139	111,314
Increase (decrease) in taxes payable other than income taxes, net	(5)	112	17,845	4,071	17,840	4,183
Other	12,380	(21,912)	(290,769)	(223,387)	(278,421)	(247,307)

Net cash provided by (used in) operating activities	459,710	(56,282)	813,268	415,473	1,233,643	314,691

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(20,562)	(24,195)	(420,542)	(590,320)	(441,096)	(613,635)
Payments for investments and advances (other than Financial Services segment)	—	—	(91,082)	(191,129)	(91,082)	(191,129)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	—	—	16,081	13,548	16,081	13,548
Other	2,914	393	(215,597)	(264,125)	(212,683)	(261,448)

Net cash provided by (used in) investing activities	(17,648)	(23,802)	(711,140)	(1,032,026)	(728,780)	(1,052,664)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(10,975)	(11,226)	(151,721)	273,195	(162,696)	261,969
Dividends paid	(39,159)	(41,335)	(74,342)	(86,568)	(74,342)	(86,568)
Other	(6)	(2)	(99,702)	(91,100)	(99,540)	(91,101)

Net cash provided by (used in) financing activities	(50,140)	(52,563)	(325,765)	95,527	(336,578)	84,300

Effect of exchange rate changes on cash and cash equivalents	—	—	94,369	84,937	94,369	84,937

Net increase (decrease) in cash and cash equivalents	391,922	(132,647)	(129,268)	(436,089)	262,654	(568,736)
Cash and cash equivalents at beginning of the fiscal year	497,218	889,140	1,289,764	1,160,496	1,786,982	2,049,636

Cash and cash equivalents at end of the fiscal year	889,140	756,493	1,160,496	724,407	2,049,636	1,480,900

B.	Liquidity and Capital Resources
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
Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, CP and bank loans.
Sony Group Corporation, SGTS and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,166.3 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2023. There were no amounts outstanding under the CP programs as of March 31, 2023.
If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 641.5 billion yen in unused committed lines of credit, as of March 31, 2023. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1,050 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.
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
In addition, Sony’s subsidiaries in the Financial Services segment are subject to the Insurance Business Act and the Banking Act, which require insurance and banking business companies to maintain their financial credibility and to secure protection for policyholders and depositors in view of the public nature of insurance and banking services. As such, lending and borrowing between subsidiaries in the Financial Services segment and the other companies within Sony Group is strictly limited. Sony’s subsidiaries in the Financial Services segment are managed separately from Sony’s cash management activities through Sony Group Corporation, SGTS and SCC as mentioned above.
For further information about Sony’s views regarding utilization of cash flow from operating activities generated within the Sony Group for strategic investments, shareholder returns and as cash on hand, refer to “Issues Facing Sony and Management’s Response to those Issues: Fourth
Mid-Range
Plan — Financial Targets and their Progress.”
Off-balance
Sheet Transactions
Sony has certain
off-balance
sheet transactions that provide liquidity, capital resources and/or credit risk support. These transactions in which Sony has relinquished control of trade receivables are accounted for as sales. Certain trade receivable sales programs also involve structured entities. Refer to Note 28 of the consolidated financial statements.
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
Sony’s Purpose is to “fill the world with emotion (Kando) through the power of creativity and technology,” in which the key word is “Kando.”
For the world to continue to be filled with emotion (Kando), Sony must continue to create technologies that unleash people’s creativity and make our civilization sustainable. To clarify this commitment, Sony has set “Push our civilization forward and make this planet sustainable” as its R&D mission.
A wide range of technological domains are essential to realize Sony’s Purpose. The three domains of sensing, AI and the digital virtual world, as well as integration among these, will be the core drivers toward this. The integration of sensors and AI in the real world is expected to lead to more advanced image and voice recognition. Sensed data and AI enhanced by learning from such data can then be used to generate high-precision simulations and fascinating content in the virtual world. In addition, the insights gained in the virtual world can be fed back to the AI to bolster its ability. In this way, sensing, AI, and the virtual world can be integrated to transform Sony into an AI/Data-driven company.
The Sony Group’s research and development organization (“Corporate R&D”) carries out various R&D activities in collaboration with multiple R&D organizations located in Japan, Europe, the United States, India and China, utilizing the different characteristics and strengths of each area. In addition to aiming to acquire excellent local R&D personnel, Sony will strive to promote further collaboration among the businesses within the Sony Group, while also aiming to strengthen collaboration with external creators and academia. Sony is already promoting various activities such as joint development with universities around the world, and plans to further expand such activities in the future.

R&D costs for the fiscal year ended March 31, 2023 increased by 117.3 billion yen (19%) to 735.7 billion yen. The ratio of R&D costs to total revenue excluding the Financial Services segment was 7.3%, compared to 7.4% in the previous fiscal year.
The following table shows a breakdown of R&D costs for each business segment and Corporate R&D in the fiscal years ended March 31, 2022 and 2023.

	Fiscal year ended March 31
	2022	2023
	(Yen in billions)
R&D costs
G&NS	175.7	271.1
ET&S	141.8	155.7
I&SS	198.0	223.7
Corporate R&D	48.7	46.4

D.	Trend Information
This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.
Issues Facing Sony and Management’s Response to those Issues
In the fiscal year ended March 31, 2023, the global economy continued to be greatly affected by inflation. While economic activities have started to normalize following the stagnation caused by the
COVID-19
pandemic that began in 2020, the prolongation of Russia’s military invasion of Ukraine that began in February 2022 accelerated increases in global commodity prices and inflation reached historic levels. Under these circumstances, in March 2022, the Federal Reserve Board of the United States lifted its zero interest rate policy and began raising interest rates, resulting in the interest rate differential between Japan and the United States widening and the yen’s exchange rate against the U.S. dollar in October 2022 hitting its weakest level in 32 years. In addition, the recent interest rate hikes in various countries have led to instability in financial systems, particularly in Europe and the United States, and uncertainty regarding the future of the global economy has further heightened.
Sony has a wide range of businesses globally. These changes in the global economy, in addition to increased geopolitical risk due to tensions between the U.S. and China, the rise of new technologies such as AI, and responses to global environmental challenges and social division, are causing major changes in the environment surrounding each of Sony’s business segments.
Sony has responded swiftly to changes in the business environment and worked to strengthen the profit structure of each business, while continuing to prioritize management with a long-term view, with the goal of enhancing the corporate value of the entire Sony Group.
On May 18, 2023, Sony held its Corporate Strategy Meeting for the fiscal year ending March 31, 2024. Chairman and CEO Kenichiro Yoshida spoke on Sony’s management direction, while President, COO and CFO Hiroki Totoki focused on the growth strategies of each business. Kenichiro Yoshida first looked back at the expansion of Sony’s businesses from a long-term perspective, from its founding through to recent initiatives to reorganize Sony Group’s architecture, strengthen creativity, and expand the Kando space, based on Sony’s Purpose (or reason for being) to “fill the world with emotion (or Kando) through the power of creativity and technology.” He also emphasized Sony’s commitment to creativity, and stated that Sony will continue to create Kando with creators and contribute to expanding it to the world. As an example of this, N.P. Singh, CEO, SPNI underlined the expansion of the Sony Group’s business in India and highlighted growth opportunities.
Hiroki Totoki then provided an overarching view of growth strategies for each of Sony’s businesses from the perspective of group management. He further explained that Sony aims to achieve further growth and enhance its long-term value by continuing to evolve the diversity of its people and businesses and connect them organically.
The details are as follows.
1. Management from a Long-Term Perspective
Sony has continued to expand its business from a long-term perspective, from its origins of sound, to businesses such as electronics, entertainment and semiconductors. The life insurance business within the

Financial Services segment was started by one of Sony’s founders in 1979 with a long-term vision of 20 years. Following the fiscal year ended March 31, 2022, sales and operating income of the three entertainment businesses, Music, Pictures and G&NS, which were developed in the 20th century, continued to exceed 50% of the consolidated Group in the fiscal year ended March 31, 2023. In order to help make the world sustainable, Sony is also taking a long-term approach to sustainability, including its “Road to Zero” long-term global environmental plan that aims to achieve a zero environmental footprint.
2. Defining Sony’s Purpose and Reorganizing Group Architecture
In 2019, Sony defined its Purpose with Kando as a keyword. Then, in 2020, Sony announced a restructuring of its Group architecture that aimed to connect each business at an equal distance. This included spinning off the electronics business from the Group headquarters and making the Financial Services business a wholly-owned subsidiary. This reorganization has boosted synergies not only between electronics and entertainment, but also between the content IP used by Sony’s entertainment businesses.
3. Enhancement of Creativity
Sony intends to strengthen its creation across business areas including content and technologies with the aim of being the brand most chosen by creators around the world who generate Kando.
(1) Enhancing Content IP

•	Investing in the ability to create Kando
In order to strengthen its creativity in areas such as music, pictures, games and anime, Sony has focused on getting closer to creators and creating Kando, and at the same time has invested in the ability to create Kando. In terms of content IP, Sony has invested approximately 1 trillion yen over the past five years.

•	Partner collaboration and group collaboration on content IP
Together with its partners, Sony is working to deliver the Kando content developed by creators to even more people, to “fill the world with emotion.”

•
The Last of Us
, a first-party PlayStation
®
title that was made into a TV drama, became the most-watched show in both Europe and Latin America in the history of Sony’s distribution partner’s service, Max (formerly known as HBO Max).

•	“Communities of Interest” leading to creation
Under the long-term vision of expanding the number of people directly connected to the Sony Group to 1 billion people, Sony aims to continue delivering Kando in specific areas where communities are born, such as anime, games, and in India, learning from its users, and making use of them in its creations.

•	Crunchyroll, a DTC service specializing in anime, feeds back user viewing data to creators.

•
In India, Sony is engaged in initiatives to create new value, such as local Kando creation and delivery through SonyLIV, SPNI’s DTC service, and a joint venture between the Music and Pictures businesses to provide opportunities for local artists and creators. Furthermore, through the expected merger of SPNI and Zee, Sony aims to further expand creation rooted in local culture.

(2) Enhancing creation through products and services

•	Sony’s “VENICE” digital cinema camera series is being widely used across Hollywood studios.

•	Sony is also focusing on virtual production that supports creators’ new visual expressions with technology.

•	Hawk-Eye Innovations, renowned for its sports officiating, provides excitement through entertainment technology services.
(3) Creation semiconductors that create Kando

•	CMOS image sensors are contributing to capturing the moment and helping users around the world become creators, through Alpha ™ full-frame mirrorless cameras and smartphone cameras.

•	Over the past five years, Sony has invested more than 1 trillion yen in this area. Sony intends to continue to focus on the business of image sensors as key devices that support creation.
4. Expansion of Kando space
Leveraging technologies such as VR and AI, Sony is also working on the challenge of expanding the field of Kando from real space into the virtual and mobility spaces from a long-term perspective.
(1) Virtual space

•	Sony is providing a place of creation where people connect with each other through live service games, live performances by music artists and initiatives that increase sports fan engagement.

•	Sony is also working to seamlessly connect the virtual and the physical worlds using technologies such as its mobile motion capture system “mocopi,” and skeletal tracking system.

•
Sony is extending the creativity of creators with AI represented by “Gran Turismo Sophy,” a racing AI agent that enhances the value of the experience within the game space. Sony intends to continue to promote R&D in this area, alongside social implementation.

(2) Mobility space

•
Sony is contributing to the evolution of mobility in areas such as imaging and sensing technologies and entertainment, as well as communications and networks including 5G, and also plans to provide these technologies to the production model being developed under Sony Honda Mobility’s new brand, “AFEELA.”

•	Through its collaboration with Epic Games, Sony is pursuing new entertainment possibilities using the Unreal Engine 3D creation tool.
(3) Outer space

•	Sony will conduct exploration activities to bring emotional experiences through the STAR SPHERE project’s nano satellite “EYE.”
5. Progress on the fourth
mid-range
plan
Three-year cumulative adjusted EBITDA, which is the KPI of the fourth mid-range
plan (“fourth
mid-range
plan”) that charts the path forward for Sony over the three fiscal years started on April 1, 2021 and ending on March 31, 2024, has progressed significantly beyond the initial plan. In the fiscal year ending March 31, 2024, which is the final year of its fourth mid-range
plan, Sony intends to promote business operations with a focus on risk management amidst an unstable business environment, and ensure the achievement of its KPIs. For more detailed discussion on the fourth mid-range
plan, refer to “Fourth
Mid-Range
Plan — Financial Targets and their Progress” below.
6. Growth strategies for each business segment

•	G&NS segment: Increasing the number of active users

•	Growth and expansion of PS5 ™ . Shipped 6.3 million units of PS5 during the fourth quarter of the fiscal year ended March 31, 2023. Continue to manufacture at full capacity.

•	Knowledge sharing from Bungie to enhance Sony’s ability to develop and operate live service games. Aim to increase the number of active users on PCs.

•	Music segment: Outpace the market growth of streaming services and emerging media

•
1) Promote new songs from Sony Music’s wholly owned labels and signed artists to increase market share. 2) Expand services for distributed labels centered around The Orchard. 3) Ensure early contact with emerging artists through channels such as AWAL. 4) Further explore emerging markets, including unearthing local artists.

•	Strengthen initiatives to monetize emerging media such as social media and live concerts within games and increase returns for artists.

•	Pictures segment: Maximize IP value over the long-term

•
Leverage Sony’s strengths as a strategic supplier, limiting the burden of investment Sony would incur by having Sony’s own distribution platform, and instead allocating these investment resources to the creative side, enhancing production quality, and supplying content to the distribution platforms that best understand the appeal of each product.

•	Improve long-term profit by maintaining focus on theatrical releases, which are also supported by the industry.

•	Across entertainment businesses: Maximizing value by deepening the deployment of IP

•	Synergies generated between entertainment businesses

•	Expansion of game IP: Continue work on the production of film and TV adaptations of first-party PlayStation ® titles including The Last of Us , Gran Turismo and Twisted Metal .

•	Accelerating the growth of anime: Collaboration between Demon Slayer: Kimetsu no Yaiba producer Aniplex and Crunchyroll.

•	Location Based Entertainment

•	Water theme park “Columbia Pictures Aquaverse” in Thailand

•	A ride attraction in Spain with projections showing the world of Uncharted

•	“Sword Art Online — Anomaly Quest” at indoor interactive attraction “THE TOKYO MATRIX” in Japan

•	ET&S segment: Expand the array of solutions and services offered to a wide range of creators

•
For photographers and broadcasters, expand Sony’s business in the area of services such as efficient virtual production on the cloud, and also optimize these technologies and services for individual creators.

•	For filmmakers, evolve creation technologies such as the “VENICE” camera series and virtual production to unleash creators from the constraints of time and space.

•	I&SS segment: Further strengthen No. 1 position in image sensors.

•	Shift to larger sizes and higher performance CMOS image sensors for smartphones.

•
Expand business opportunities for sensors in the automotive field, where Sony can contribute to safe mobility, and in the industrial and social infrastructure field, to contribute to the shift to smart societies.

•	Financial Services segment: Brand reinforcement, leveraging Group infrastructure and investment for growth

•	Reinforcement of branding, leveraging the Sony Group’s infrastructure, and investing in growth are the keys to growth in the Financial Services business.

•
To realize further growth within the Financial Services business, Sony will begin the assessment of a partial spin-off
based on the premise of the listing of the shares of SFGI that operates this business.

•
Sony will proceed with its assessment based on the premise that Sony will continue to own a portion (slightly less than 20%) of the shares of SFGI, so that the Financial Services business can continue to utilize the Sony brand, including in their company name, and continue to generate synergies with Sony Group companies after the execution of the spin-off.

•
The timing of the execution of the
spin-off
has not been determined; however, Sony will proceed with its assessment leading up to the end of the fiscal year ending March 31, 2024, giving consideration to executing the spin-off
within the next two to three years.

7. Continuous evolution of businesses and people diversity
Through diverse individuals sharing their knowledge and activities beyond boundaries, evolving Sony’s business diversity, and connecting organically, Sony aims to achieve further growth and enhance long-term value across the overall Sony Group.

Fourth
Mid-Range
Plan — Financial Targets and their Progress
<Financial Targets>
On April 28, 2021, Sony announced the financial targets for the fourth mid-range
plan. In order to continue managing Sony with a long-term view, Sony’s management established a three-year cumulative key performance indicator. That indicator, which is the most important metric of group performance for the fourth mid-range
plan (“Group KPI”), is Adjusted EBITDA*. Sony announced that it would target total Adjusted EBITDA of 4.3 trillion yen on a consolidated basis for the three fiscal years started on April 1, 2021 and ending on March 31, 2024. Management believes that Adjusted EBITDA is a performance metric suitable for the long-term management that Sony prioritizes. This is because (i) it represents the sustainable earnings power of a business as it does not include the effects of one-time
gains and losses, (ii) it enables management to confirm that all the businesses of the Sony Group, including the Financial Services business, are expanding over the mid-
to long-term through cycles of investment and return, and (iii) it is often used to calculate corporate value.
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
<Progress>
Adjusted EBITDA for the fiscal year ended March 31, 2023 was 1 trillion 703.4 billion yen**. Three-year cumulative adjusted EBITDA, which is the Group KPI, has progressed significantly beyond the initial plan, mainly in the Music and Pictures segments.
Regarding capital allocation, capital expenditures are expected to increase from the initial plan to 1.9 trillion yen, with an additional 0.4 trillion yen mainly allocated to image sensor capital expenditures in the I&SS segment and server investments in Corporate R&D and G&NS. In terms of strategic investment, since Sony decided to increase working capital and capital expenditures, and in consideration of the current M&A market environment, Sony reduced the amount from the initial plan of 2 trillion yen to 1.8 trillion yen.
* Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense — Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets as well as for deferred insurance acquisition costs — the profit and loss amount that Sony deems non-recurring****.
Adjusted EBITDA is not a measure in accordance with IFRS. However, Sony believes that this disclosure may be useful information to investors. Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS.

** The following table shows a reconciliation of net income attributable to Sony Group Corporation’s stockholders reported in accordance with IFRS to Adjusted EBITDA for the fiscal year ended March 31, 2023.

Fiscal year ended March 31
2023
(Yen in billions)
Net income attributable to Sony Group Corporation’s stockholders	937.1
Net income attributable to noncontrolling interests	6.5
Income taxes	236.7
Interest expenses, net, recorded in Financial income and Financial expense	4.0
Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense	4.6
Depreciation and amortization expense***	542.2
Profit and loss amount that Sony deems non-recurring****	(27.8)
Adjusted EBITDA	1,703.4
*** Depreciation and amortization expense excludes amortization of film costs, broadcasting rights and internally developed game content and master recordings included in Content assets, as well as for deferred insurance acquisition costs.
**** The table below shows the details of the profit and loss amount that Sony deems non-recurring
for the fiscal year ended March 31, 2023.

Fiscal year ended March 31
2023
(Yen in billions)
Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing (Music segment)	5.7
Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life which occurred in the previous fiscal year (Financial Services segment)	22.1

Total	27.8

For details on the performance of each business segment in the fiscal year ended March 31, 2023, as well as the business environment and strategy of each business segment, also refer to “Operating Results” in “Item 5.
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
For all CGUs or groups of CGUs with goodwill, the recoverable amount exceeded the carrying amount, and therefore no impairment existed in the fiscal year ended March 31, 2023. Also, the recoverable amount of each CGU or group of CGUs with significant goodwill exceeded their respective carrying values by at least 10.0%. For intangible assets with indefinite useful lives or intangible assets not yet available for use, the recoverable amount exceeded the carrying amount, and therefore no impairment existed.
A discussion of the significant assumptions, other than the
mid-range
plan, including a sensitivity analysis with respect to their impact, of the recoverable amount of each CGU or group of CGUs for the impairment analysis for goodwill performed for the fiscal year ended March 31, 2023 is included below:

•
The
post-tax
discount rates ranged from 2.6% to 15.0%. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have resulted in an impairment.

•
The growth rates applied to the terminal values for the CGUs within the G&NS, ET&S, I&SS and Financial Services segments ranged from approximately 1.0% to 1.5%. The growth rates beyond the mid-range
plan period for the CGUs in the Music segment ranged from 1.0% to 3.0%, and in the Pictures segment ranged from (5.0%) to 21.0%. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have resulted in an impairment.

•
The earnings multiple used to calculate the terminal value in the Pictures CGU was 1.5x to 12.0x and the revenue multiple was 1.3x to 1.5x. A hypothetical reduction in earnings multiple by 1.0x and revenue multiple by 0.25x, respectively, holding all other assumptions constant, would not have resulted in a significant impairment.

Management believes that the assumptions used in the impairment tests are reasonable. However, in the future, changes in estimates resulting in lower recoverable amounts due to unforeseen changes in assumptions could negatively affect the valuations, which may result in Sony recognizing impairment losses for non-financial
assets.
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
Due to the inherent uncertainties involved in making the estimates and assumptions, the consideration transferred could be valued and allocated to the identifiable assets acquired and liabilities assumed differently. Actual results may differ, or unanticipated events and circumstances may affect such estimates, which could require Sony to record an impairment of an identifiable asset acquired and goodwill, or an increase in the amounts recorded for identifiable liabilities assumed.
Estimation of ultimate revenue in the Pictures segment
An aspect of film accounting that requires the exercise of management’s judgment relates to the process of estimating the total revenues to be received throughout a film’s life cycle. Such estimate of a film’s ultimate revenue is important for the measurement of film costs and participation and residual liabilities in the Pictures segment.
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
Future insurance policy benefits
Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity rates, mortality rates, lapse rates and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future policy benefits include the liabilities for the minimum guarantee benefits of individual variable annuities and variable life insurance contracts.
Policyholders’ account in the life insurance business
Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the end of the reporting period. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances. Liabilities for policyholders’ account in the life insurance business include the liabilities related to the individual variable annuities and variable life insurance contracts with minimum guarantee benefits.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Group Corporation (the “Corporation”), their responsibility as a director or officer, date of birth, the number of years they have served as a director or officer, and other principal business activities outside the Corporation as of June 20, 2023.
Board of Directors

Kenichiro Yoshida
Responsibility as a Director: —
Date of Birth: October 20, 1959
Number of Years Served as a Director: 9 years
Principal Business Activities Outside the Corporation: Outside Director, M3, Inc.
Brief Personal History:
April 1983	Joined the Corporation
July 2000	Joined Sony Communication Network Corporation (currently Sony Network Communications Inc.)
September 2000	Outside Director, So-net M3, Inc. (currently M3, Inc.) (present)
May 2001	SVP, Sony Communication Network Corporation
April 2005	President and Representative Director, Sony Communication Network Corporation
December 2013	EVP, CSO and Deputy CFO, Corporate Executive Officer, the Corporation
April 2014	EVP and CFO, Representative Corporate Executive Officer, the Corporation
June 2014	Director, the Corporation (present)
April 2015	Executive Deputy President and CFO, Representative Corporate Executive Officer, the Corporation
April 2018	President and CEO, Representative Corporate Executive Officer, the Corporation
June 2020	Chairman, President and CEO, Representative Corporate Executive Officer, the Corporation
April 2023	Chairman and CEO, Representative Corporate Executive Officer, the Corporation (present)

Hiroki Totoki
Responsibility as a Director: —
Date of Birth: July 17, 1964
Number of Years Served as a Director: 4 years
Principal Business Activities Outside the Corporation: Outside Director, Recruit Co., Ltd.
Brief Personal History:
April 1987	Joined the Corporation
February 2002	Representative Director, Sony Bank Incorporated
June 2005	Director, Corporate Executive Officer and Senior Managing Director, Sony Communication Network Corporation (currently Sony Network Communications Inc.)
April 2012	Representative Director, Corporate Executive Officer and Senior Managing Director, So-net Entertainment Corporation (currently Sony Network Communications Inc.)
April 2013	Representative Director, Corporate Executive Officer, Deputy President and CFO, So-net Entertainment Corporation
December 2013	SVP, Corporate Executive, the Corporation
November 2014	President and CEO, SOMC (currently Sony Corporation)
June 2015	Director, Chairman, So-net Corporation (currently Sony Network Communications Inc.)
April 2016	EVP, Corporate Executive Officer, the Corporation Officer in charge of New Business Platform Strategy, the Corporation President and Representative Director, So-net Corporation
June 2017	CSO, the Corporation Officer in Charge of Mid-to-Long Term Business Strategy, New Business
April 2018	Representative Corporate Executive Officer, CFO, the Corporation
June 2018	Senior EVP, the Corporation Outside Director, Recruit Holdings Co., Ltd. (present)
June 2019	Director, the Corporation (present)
June 2020	Executive Deputy President and CFO, Representative Corporate Executive Officer, the Corporation
April 2023	President, COO and CFO, Representative Corporate Executive Officer, the Corporation (present)

Yoshihiko Hatanaka
Responsibility as a Director: Chairman of the Board Chair of the Nominating Committee
Date of Birth: April 20, 1957
Number of Years Served as a Director: 4 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1980	Joined Fujisawa Pharmaceutical Co., Ltd. (currently Astellas Pharma Inc.)
June 2005	Corporate Executive, Vice President, Corporate Planning, Corporate Strategy, Astellas Pharma Inc.
April 2006	Corporate Executive of Astellas Pharma Inc. and President & CEO, Astellas US LLC and President & CEO, Astellas Pharma US, Inc.
June 2008	Senior Corporate Executive of Astellas Pharma Inc. and President & CEO, Astellas US LLC and President & CEO, Astellas Pharma US, Inc.
April 2009	Senior Corporate Executive, Chief Strategy Officer and Chief Financial Officer, Astellas Pharma Inc.
June 2011	Representative Director, President & CEO, Astellas Pharma Inc.
April 2018	Representative Director, Chairman of the Board, Astellas Pharma Inc.
June 2019	Director, the Corporation (present)
March 2023	Outside Director, Shiseido Company, Limited (present)

Toshiko Oka
Responsibility as a Director: Chair of the Audit Committee Member of the Nominating Committee
Date of Birth: March 7, 1964
Number of Years Served as a Director: 5 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1986	Joined Tohmatsu Touche Ross Consulting Limited
July 2000	Joined Asahi Arthur Anderson Limited
September 2002	Principal, Deloitte Tohmatsu Consulting Co., Ltd. (currently ABeam Consulting Ltd.)
April 2005	President and Representative Director, ABeam M&A Consulting Ltd. (currently PwC Advisory LLC)
April 2016	Partner, PwC Advisory LLC
June 2016	CEO, Oka & Company Ltd. (present)
June 2018	Director, the Corporation (present)
June 2019	Outside Director, Happinet Corporation (present)
June 2020	Outside Director, ENEOS Holdings, Inc. (present)
April 2021	Professor, Professional Graduate School, Graduate School of Global Business, Meiji University (present)
June 2021	Outside Director, Hitachi Construction Machinery Japan Co., Ltd. (present)

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

Keiko Kishigami
Responsibility as a Director: Member of the Audit Committee
Date of Birth: January 28, 1957
Number of Years Served as a Director: 3 years
Brief Personal History and Principal Business Activities Outside the Corporation:
October 1985	Joined Peat Marwick Minato (currently Ernst & Young ShinNihon LLC)
August 1989	Registered as Certified Public Accountant (present)
December 1997	Partner, Century Audit Corporation (currently Ernst & Young ShinNihon LLC)
May 2004	Representative Partner (Senior Partner), Ernst & Young ShinNihon (currently Ernst & Young ShinNihon LLC)
September 2018	Board Member, WWF Japan (present)
June 2019	Outside Auditor, Okamura Corporation (present)
June 2020	Director, the Corporation (present)
June 2021	Outside Director, Sumitomo Seika Chemicals Company, Limited (present)
March 2023	Outside Auditor, DIC Corporation (present)

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

Neil Hunt
Responsibility as a Director: Director in charge of Information Security
Date of Birth: January 12, 1962
Number of Years Served as a Director: —
Brief Personal History and Principal Business Activities Outside the Corporation:
June 1989	Founder, CTO, Iconicon
October 1991	Director of Engineering, Pure Atria, Inc.
December 1999	Chief Product Officer, Netflix, Inc.
September 2010	Board member, Member of Compensation Committee, Logitech, Inc.
June 2017	Board member, Member of Compensation Committee, Roku, Inc. (present)
January 2020	Founder and Chief Product Officer, Vibrant Planet, PBC (present)
June 2023	Director, the Corporation (present)

William Morrow
Responsibility as a Director: Member of the Compensation Committee
Date of Birth: July 2, 1959
Number of Years Served as a Director: —
Brief Personal History and Principal Business Activities Outside the Corporation:
September 1980	Director, Pacific Bell Inc.
November 2001	President, Japan Telecom Holdings Co. Ltd
February 2004	CEO, Vodafone UK Limited
April 2005	President, VODAFONE K.K. Limited
May 2006	CEO Europe, Vodafone Limited
August 2006	President & CEO, Pacific Gas and Electric Company
June 2008	Outside Director, Broadcom Inc.
March 2009	CEO, Clearwire Incorporated
March 2012	CEO, Vodafone Hutchison Australia
April 2014	CEO, NBN Co, Limited
December 2018	Outside Director, IkeGPS Group Limited
February 2021	CEO, DirecTV LLC (present)
June 2023	Director, the Corporation (present)

Corporate Executive Officers
In addition to Kenichiro Yoshida and Hiroki Totoki, the four individuals set forth below are the current Corporate Executive Officers of Sony Group Corporation as of June 20, 2023. Refer to “Board Practices” below.

Toshimoto Mitomo
Responsibility as an Officer: Executive Deputy President and CSO, Officer in charge of Intellectual Property, Business Strategy, Business Development and Business Incubation Platform
Date of Birth: January 6, 1963
Number of Years Served as a Corporate Executive Officer: 1 year
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1985	Joined the Corporation
June 2013	SVP, Corporate Executive, the Corporation
June 2019	EVP, the Corporation
April 2022	Senior EVP, Corporate Executive Officer, the Corporation
April 2023	Executive Deputy President and CSO, Corporate Executive Officer, the Corporation (present)

Shiro Kambe
Responsibility as an Officer: Senior EVP, Officer in charge of Legal, Compliance, Privacy, Corporate Communications, Brand, Sustainability, External Relations, Quality Management, and the Board Secretariat

Date of Birth: December 18, 1961
Number of Years Served as a Corporate Executive Officer: 9 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1984	Joined the Corporation
June 2010	SVP, Corporate Executive, the Corporation
June 2014	EVP, Corporate Executive Officer, the Corporation
June 2020	Senior EVP, Corporate Executive Officer, the Corporation (present)

Kazushi Ambe
Responsibility as an Officer: Senior EVP, Officer in charge of Human Resources, General Affairs, Lead of Group Diversity, Equity & Incubation and the Corporate Executive Office and Sony Group China Representative

Date of Birth: April 23, 1961
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
Number of Years Served as a Corporate Executive Officer: 1 year
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1984	Joined NEC Corporation
August 1993	Joined Sony Computer Science Laboratories, Inc.
June 2002	Director, Deputy Head of Research, Sony Computer Science Laboratories, Inc.
July 2008	Director, Head of Research, Sony Computer Science Laboratories, Inc.
July 2011	President and CEO, Sony Computer Science Laboratories, Inc. (present)
June 2016	Corporate Executive, the Corporation
June 2018	SVP, the Corporation
April 2020	CEO, Sony AI Inc. (currently Sony Research Inc.) (present)
June 2020	EVP, the Corporation
April 2022	Senior EVP and CTO, Corporate Executive Officer, the Corporation (present)

Kenichiro Yoshida, Hiroki Totoki, Toshimoto Mitomo, Shiro Kambe, Kazushi Ambe and Hiroaki Kitano are engaged on a full-time basis by Sony Group Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B.	Compensation
Under the Financial Instruments and Exchange Act of Japan and related regulations, Sony Group Corporation is required to disclose the total remuneration paid by Sony Group Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from Sony in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that Sony Group Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2023 filed on June 20, 2023 with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.
(1) Total amounts of remuneration for Directors and Corporate Executive Officers and the number thereof

	Fixed remuneration		Remuneration linked to business results		Stock acquisition rights (*6)		Restricted stock (*8/*9)		Phantom Restricted Stock Plan (*9/*10)
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	8	186	—	—	—	—	8	46	1	95
				(*3)		(*7)				(*11)
(Outside Directors) (*1)	(7)	(159)	(—)	(—)	(—)	(—)	(7)	(41)	(—)	(—)
Corporate Executive Officers	8	574	7	751	6	681	6	1,131	1	221
	(*2)		(*4)	(*5)						(*12)
Total	16	760	7	751	6	681	14	1,178	2	316
*1 The number of persons does not include two Directors who concurrently serve as Corporate Executive Officers, because Sony Group Corporation does not pay any additional remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.
*2 The number of persons includes two Corporate Executive Officers who resigned on the day of the Ordinary General Meeting of Shareholders held on June 28, 2022.
*3 Sony Group Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.
*4 The number of persons includes one Corporate Executive Officer who resigned on the day of the Ordinary General Meeting of Shareholders held on June 28, 2022.
*5 This is the amount of remuneration linked to business results for the fiscal year ended March 31, 2023 that was paid in June 2023.
*6 This is the amount of expenses Sony Group Corporation recorded during the fiscal year ended March 31, 2023 applicable to the stock acquisition rights that were granted.
*7 Sony Group Corporation does not grant stock acquisition rights to Directors who do not concurrently serve as Corporate Executive Officers.
*8 This is the amount of expenses Sony Group Corporation recorded during the fiscal year ended March 31, 2023 applicable to restricted stock.
*9 Due to rounding, individual sums may not total 100%.
*10 The phantom restricted stock plan referenced above includes the amount which is to be paid to one Director who resigned on the day of the Ordinary General Meeting of Shareholders held on June 20, 2023 and one former Corporate Executive Officer who resigned on March 31, 2023. Sony Group Corporation recorded 69 million yen in expenses during the fiscal year ended March 31, 2023 applicable to the phantom restricted stock plan for Directors and Corporate Executive Officers.

*11 The amount above is equivalent to points accumulated during the terms of the Director up to the fiscal year ended March 31, 2017, when Sony had granted points under the phantom restricted stock plan to certain Directors.
*12 The amount above is equivalent to points accumulated during the terms of the Corporate Executive Officers from April 2015 to June 2018 and from June 2020 to June 2022.
(2) Amounts of remuneration for Directors and Corporate Executive Officers on an individual basis

Name	Position (*1)	Fixed Remuneration (*2) (Yen in millions)	Remuneration linked to business results (*2) (*3) (Yen in millions)	Phantom restricted stock plan (*2) (Yen in millions)	Total (*2) (Yen in millions)	Granted number of stock acquisition rights (*4) (Ten thousand shares)	Granted number of restricted stock (*5) (Ten thousand shares)
Tim Schaaff	Former Director (Until June 20, 2023)	27	—	95 (*6)	122	—	0.1
Kenichiro Yoshida	Director, Chairman, CEO, and Representative Corporate Executive Officer (*7) (*8)	240	411	—	651	16	8.0
Hiroki Totoki	Director, President, COO, CFO, and Representative Corporate Executive Officer (*7) (*8)	80	143	—	223	5	2.5
Shigeki Ishizuka	Former Vice Chairman, Former Representative Corporate Executive Officer (Until March 31, 2023)	17	13	221 (*9)	251	—	—
Toshimoto Mitomo	Executive Deputy President, CSO, and Corporate Executive Officer (*8)	52	49	—	101	2	0.6
Shiro Kambe	Senior Executive Vice President, and Corporate Executive Officer (*8)	52	51	—	103	2	0.6
Kazushi Ambe	Senior Executive Vice President, and Corporate Executive Officer (*8)	52	50	—	102	2	0.6
Hiroaki Kitano	Senior Executive Vice President, CTO and Corporate Executive Officer	52 (*10)	49 (*10)	—	101 (*10)	2	1.0
*1 This chart shows remuneration for Directors and Corporate Executive Officers who received, or who became likely to receive, total remuneration exceeding 100 million yen from Sony Group Corporation and its subsidiaries during the fiscal year ended March 31, 2023. Titles are as of the date of submission of this document.
*2 Due to rounding, individual sums may not total 100%.
*3 For the metrics and actual financial results used to determine the amount of remuneration linked to business results, refer to “Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2023” below.

*4 The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2023 was 3,123 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 21 of the consolidated financial statements for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Sony Group Corporation’s common stock (“Common Stock”) exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2023 for accounting purposes and should not be regarded as any indication or prediction of Sony with respect to its future stock performance.
*5 This indicates the total number of shares of restricted stock granted in the fiscal year ended March 31, 2023 for Directors and Corporate Executive Officers. The issue price per share of restricted stock was 11,586 yen.
*6 As noted above, the amount is equivalent to points accumulated during the terms of the Director up to the fiscal year ended March 31, 2017, when Sony had granted points under the phantom restricted stock plan to certain Directors.
*7 As noted above, Sony Group Corporation does not pay any remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.
*8 Apart from the remuneration contained in the table, Sony Group Corporation also provided certain personal benefits and perquisites, including fringe benefits and in some instances amounts to pay income taxes related to perquisites, totaling 7 million yen to Kenichiro Yoshida, 1 million yen to Hiroki Totoki, 18 million yen to Toshimoto Mitomo, 1 million yen to Shiro Kambe, and 1 million yen to Kazushi Ambe during the fiscal year ended March 31, 2023.
*9 As noted above, the amount is equivalent to points accumulated during the terms of the Corporate Executive Officers from April 2015 to June 2018 and from June 2020 to June 2022.
*10 Remuneration paid to Hiroaki Kitano includes 10 million yen in fixed compensation and 10 million yen in performance-based compensation from Sony Computer Science Laboratories, Inc. and 5 million yen in fixed compensation and 5 million yen in performance-based compensation from Sony Research Inc. (formerly Sony AI Inc.).
(3) Basic policy regarding Director and Senior Executive remuneration
The basic policy regarding remuneration for respective Directors and Senior Executives determined by the Compensation Committee is as follows:
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
Based on the above, Director remuneration shall consist of the following components. The amount of each component and its percentage of total remuneration shall be at an appropriate level determined in accordance with the basic policy above and based on research conducted by a third party regarding remuneration of directors of both Japanese and non-Japanese
companies.

Type of remuneration	Description

Fixed remuneration
•  The amount of fixed remuneration shall be at an appropriate level determined in accordance with the basic policy above and based on research conducted by a third party regarding remuneration of directors of both Japanese and non-Japanese
companies.

Stock-based compensation (restricted stock or restricted stock units)
•  Restricted stock or restricted stock units (“RSUs”) are granted to further promote shared values between Directors and shareholders and incentivize Directors to develop and maintain a sound and transparent management system.

•  Any Director to whom restricted stock is granted may not sell or transfer the granted shares during his/her tenure, and in principle, such restriction is to be released when such Director resigns.

•  In principle, RSUs held by Directors will be vested when he/she resigns, and the Common Stock of the company will then be delivered to the Directors.

Phantom restricted stock plan
•  Points determined every year by the Compensation Committee and granted to certain Directors every year during their term in office, with the remuneration amount calculated at the time of resignation by multiplying the Common Stock price (closing price) by the individual’s accumulated points.

* Because Sony replaced the phantom restricted stock plan for Directors with restricted stock as from the fiscal year ended March 31, 2018, Sony did not grant new points to Directors during the fiscal year ended March 31, 2023.

(b) Basic policy regarding Senior Executive remuneration
Senior Executives are key members of management responsible for executing the operations of Sony as a whole, or their respective businesses of Sony. In order to further improve the business results of Sony, the following two elements have been established as the basic policy for the determination of remuneration of Senior Executives.

•	Attracting and retaining an adequate talent pool possessing the requisite abilities to excel in the global marketplace; and

•	Providing effective incentives to improve business results on a short-, medium- and long-term basis.
Based on the above, Senior Executive remuneration shall basically consist of the following components. The amount of each component and its percentage of total remuneration shall be at an appropriate level determined in accordance with the above basic policy and the individual’s level of responsibility and based on research conducted by a third party regarding remuneration of management of both Japanese and non-Japanese
companies, with emphasis on linking Senior Executive remuneration to business results and shareholder value.

Type of remuneration	Description

Fixed remuneration
•  The amount of fixed remuneration shall be at an appropriate level determined based on research conducted by a third party regarding remuneration of management of both Japanese and non-Japanese
companies, according to his/her responsibility, and in order to maintain competitiveness in recruiting talent.

Remuneration linked to business results
•  Structured appropriately and based on appropriate indicators to ensure that such remuneration effectively incentivizes Senior Executives to achieve the medium- to long-term as well as the corresponding fiscal year’s, corporate targets.

•  Specifically, the amount to be paid to Senior Executives shall be determined based on the level of achievements of the targets of indicators of (1) and (2) below, and can fluctuate, in principle, within the range from 0% to 200% of the standard payment amount (“Business Results Linked Standard Payment Amount”) based on the achievement of the below-mentioned targets.

Type of remuneration	Description

(1)   Certain key performance indicators linked to consolidated or individual business results of Sony during the corresponding fiscal year, such as Adjusted EBITDA and Adjusted EPS (net income attributable to Sony Group Corporation’s stockholders per share), and which indicators are selected based on the areas for which each Senior Executive is responsible.

(2)   The individual performance of the area(s) for which each Senior Executive is responsible.

•  Efforts to accelerate value creation through collaborations among businesses of Sony, sustainability initiatives related to social value creation and ESG and engagement indicators based on employee surveys shall be included in the evaluation factors for individual performance.

•  The Business Results Linked Standard Payment Amount shall be determined so that such amount is within a certain percentage of the cash compensation (total of the fixed remuneration and the remuneration linked to business results), which percentage shall be determined in accordance with each individual’s level of responsibility.

Stock-based compensation (Stock acquisition rights, and restricted stock or restricted stock units)
•  Stock acquisition rights, and restricted stock or RSUs are granted to incentivize Senior Executives to increase mid-
to long-term shareholder value.

•  The exercise of the stock acquisition rights is, in principle, restricted during a one-year
period from the allotment date, and
one-third
of the total number of exercisable stock acquisition rights will be vested and exercisable each year thereafter. (All of the allocated stock acquisition rights will be exercisable on and after three years from the allotment date.)

•  The Senior Executives to whom restricted stock is granted, in principle, may not sell or transfer the granted stock before the third anniversary date of the Ordinary General Meeting of Shareholders of the fiscal year when the subject restricted stock was granted.

•  In principle, all RSUs held by the Senior Executives will be vested after three years have passed since the date of grant of the RSUs, and the Common Stock of the company will be delivered to the Senior Executives.

•  As a general policy, remuneration for a Senior Executive who has greater management responsibility and influence over Sony as a whole has a higher proportion of stock-based compensation, which is directly linked to the corporate value. (Please see below Reference: Executive Compensation Package Design to Focus on Long-Term Management.)

•  The amount of stock-based compensation shall be determined so that the amount is within a certain percentage of the total cash compensation (total of the fixed remuneration and the remuneration linked to business results) and stock-based compensation.

Phantom restricted stock plan
•  Points determined every year by the Compensation Committee shall be granted to Senior Executives every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying the Common Stock price (closing price) by the individual’s accumulated points.

(Reference: Executive Compensation Package Designed to Focus on Long-Term Management)
The bar chart below shows the components of remuneration for Corporate Executive Officers for the fiscal year ended March 31, 2023. For this chart, the remuneration linked to business results is based on the Business Results Linked Standard Payment Amount for each Corporate Executive Officer. As to the stock-based compensation, the underlying amount is calculated based on the fair value of a stock acquisition right as of the date such stock acquisition right was granted in the fiscal year ended March 31, 2023 and the issue price of the restricted stock when granted. Accordingly, the components of remuneration based on the amounts actually paid will be different from the chart below.

*Due to rounding, individual sums may not total 100%.
(Reference: Stock-based Compensation)
Sony Group Corporation introduced stock acquisition rights, restricted stock and RSUs as forms of stock-based compensation, granted to the Directors and the Senior Executives including Corporate Executive Officers.
The purpose of the stock-based compensation for the
non-executive
Directors including outside Directors is to incentivize these Directors to develop and maintain a sound and transparent management system by further promoting shared values between the shareholders and these Directors. Furthermore, the purpose of the stock-based compensations for the Senior Executives including Corporate Executive Officers is to further reinforce management’s alignment with shareholder value, and to incentivize management to improve mid-
to long- term performance and increase shareholder value.
The details of such stock-based compensation, including vesting conditions, recipients and number of grants, are determined or supervised by the Compensation Committee based on research conducted by a third party regarding stock-based compensation of both Japanese and non-Japanese
companies. In addition, in determining the number of shares or units to be granted, the impact on dilution of the value of the shares of Sony Group Corporation is monitored.
(4) Procedures to determine remuneration of Directors and Senior Executives
Based on the policy outlined above, the amount and content of the compensation for each Director and Senior Executive including Corporate Executive Officers are determined by the Compensation Committee or otherwise under the supervision of the Compensation Committee.
Specifically, in principle, as for Directors, each year at the meeting of the Compensation Committee held after the Ordinary General Meeting of the Shareholders, the amount of basic remuneration and the content of compensation for the corresponding fiscal year are determined. Thereafter, at the meeting of the Compensation Committee held after the corresponding fiscal year end, the final amount of compensation of each Director is determined. As for the Senior Executives, each year at the meeting of the Compensation Committee held at the end of the previous fiscal year, in principle, the amount of basic remuneration and the content of compensation for the corresponding fiscal year are determined or supervised. Thereafter, at the meeting of the Compensation Committee held after the corresponding fiscal year end, the final amount of compensation for each Senior Executive is determined or supervised.
For determining the amount of the remuneration linked to business results for each Senior Executive, the Business Results Linked Standard Payment Amount, the targets for the Financial Performance KPIs and the targets for the individual performance of the areas(s) for which each Senior Executive is responsible are determined and thereafter, the amount of such remuneration is determined based on the level of achievement of such targets for the Financial Performance KPIs and the individual performance at the meeting of the Compensation Committee held after the corresponding fiscal year end for Corporate Executive Officers or otherwise under supervision by Compensation Committee for Senior Executives other than Corporate Executive Officers.

The amount of compensation of each Director and Senior Executive including Corporate Executive Officers for the fiscal year ended March 31, 2023 was also determined by the Compensation Committee or otherwise under supervision by the Compensation Committee according to the procedure above. The Compensation Committee concluded that the amount and content of the compensation was in accordance with the policy set forth in section (3) above.
(5) Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2023
The Business Results Linked Standard Payment Amount for each Corporate Executive Officer for the fiscal year ended March 31, 2023 was determined to be in the range between 60% and 100% of the amount of the fixed remuneration of such Corporate Executive Officer according to his/her responsibility.
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
The financial performance KPIs and the weighting of such financial performance KPIs used for Corporate Executive Officers in the fiscal year ended March 31, 2023 were as follows:

KPI	Weight	Target to be achieved for the fiscal year ended March 31, 2023 (Consolidated)	Result for the fiscal year ended March 31, 2023 (Consolidated)

Adjusted EBITDA (*1)	50%	Amount determined in order to achieve the Adjusted EBITDA (defined below) target of 4.3 trillion yen for the three-year period from the fiscal year ended March 31, 2022	1,703.4 billion yen

Adjusted EPS (*2)	50%	659.3 yen	737.06 yen (*3)
Adjusted EBITDA, which is determined as the most important performance KPI under the fourth mid-range
plan, was selected as a Financial Performance KPI to enhance the growth potential of the entire Sony Group under the fourth mid-range
plan. Adjusted EPS was selected in order to incentivize awareness of shareholder value and capital efficiency.
For the target to be achieved for Adjusted EBITDA for the fiscal year ended March 31, 2023, an amount that the Compensation Committee determined as appropriate was set in order to achieve the Adjusted EBITDA target under Sony’s fourth mid-range
plan of 4.3 trillion yen for the three-year period from the fiscal year ended March 31, 2022. The target for Adjusted EPS for the fiscal year ended March 31, 2023 was 659.3 yen, which was obtained by dividing the forecast of net income attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2023, which was disclosed in May, 2022 (830 billion yen) by the number of diluted shares outstanding at the beginning of such fiscal year. The results for the Financial Performance KPIs for the fiscal year ended March 31, 2023 were as follows: Adjusted EBITDA: 1,703.4 billion yen (while net income attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2023 was 937.1 billion), and Adjusted EPS: 737.06 yen, each exceeding the targeted amount. For reconciliation of Adjusted EBITDA to net income attributable to Sony Group Corporation’s stockholders, refer to “Issues Facing Sony and Management’s Response to those Issues: Fourth
Mid-Range
Plan — Financial Targets and their Progress” in “Item 5.D
Trend Information.
”
As outlined above under “(3) Basic policy regarding Director and Senior Executive remuneration” remuneration linked to business results for Senior Executives for the fiscal year ended March 31, 2023 was determined based on the level of achievement of the indicators which were selected based on the areas of responsibility of the relevant Senior Executive and the individual performance of such areas of responsibility.

The amounts to be paid to the Senior Executives were, in principle, determined within the range from 0% to 200% of the Business Results Linked Standard Payment Amount. As a result, the ratio of remuneration linked to business results of Corporate Executive Officers for the fiscal year ended March 31, 2023 varied from 155.2% to 178.5% of the Business Results Linked Standard Payment Amount.
*1 “Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization)” = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense — Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs, broadcasting rights and internally developed game content and master recordings included in Content assets, as well as for deferred insurance acquisition costs — the profit and loss amount that Sony deems non-recurring.
*2 “EPS (Earning Per Share)” means net income attributable to Sony Group Corporation’s stockholders per share.
“Adjusted EPS” is calculated by using the value excluding the profit and loss amount that Sony deems non-recurring
from the value of the net income attributable to Sony Group Corporation’s stockholders.
*3 Adjusted EPS result for the fiscal year ended March 31, 2023 is calculated by dividing adjusted net income attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2023 by diluted weighted average number of shares during the fiscal year. The following table shows a reconciliation of net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation reported in accordance with IFRS to Adjusted EPS for the fiscal year ended March 31, 2023.

Fiscal year ended March 31
2023
(Yen in billions, yen per share amounts)
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation*	937.2
Profit and loss amount that Sony deems non-recurring, including adjustments for income taxes and non-controlling interests**	(22.2)

Adjusted Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	915.0
Weighted-average shares for diluted EPS computation (thousands of shares)*	1,241,377

Adjusted EPS (yen)	737.06

* Refer to Note 26 of the consolidated financial statements.
** This amount is calculated by subtracting the tax effect of 5.6 billion yen from 27.8 billion yen, the total amount of profit and loss that Sony deems non-recurring,
included in income before income tax. For further information about the profit and loss amount that Sony deems non-recurring,
refer to “Issues Facing Sony and Management’s Response to those Issues: Fourth
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
Corporate Governance
.”
Board of Directors
(1) Members: 10 Directors including 8 outside Directors (as of June 20, 2023)

Name	Position

Kenichiro Yoshida	Director

Hiroki Totoki	Director

Yoshihiko Hatanaka	Chairman of the Board Outside Director

Toshiko Oka	Outside Director

Sakie Akiyama	Outside Director

Wendy Becker	Outside Director

Keiko Kishigami	Outside Director

Joseph A. Kraft Jr.	Outside Director

Neil Hunt	Outside Director

William Morrow	Outside Director
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
The qualifications for Directors of Sony Group Corporation under the Board Charter are generally as summarized below. As of the date of this report, all Directors satisfy the qualifications for Directors as set forth below, and all outside Directors satisfy the additional qualifications for outside Directors and are also qualified and designated as Independent Directors under the Securities Listing Regulations of the TSE. All Directors must meet the qualifications below:

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
Corporate Governance
”.
Also, each outside Director may be nominated as a Director candidate for re-election
up to five times (six years, in total), and thereafter by resolution of the Nominating Committee and by consent of all of the Directors. Even with the consent of all of the Directors, in no event may any outside Director be re-elected
more than eight times (nine years, in total).
(5) Matters related to Outside Directors
Sony Group Corporation expects that each outside Director plays an important role in ensuring proper business decisions by Sony and effective input and oversight by the Board through actively exchanging opinions and having discussions about Sony’s business based on his or her various and broad experience, knowledge and expertise. Considering these expectations, the policy and procedures on the election of Director candidates, including independent outside Director candidates, are set forth as described above. As of the date of this report, the Board has 10 Directors, eight of whom are outside Directors. The Chairman of the Board is an outside Director; all members of the Nominating Committee, the Compensation Committee and the Audit Committee are outside Directors.

Pursuant to the Articles of Incorporation, Sony Group Corporation has entered into a liability limitation agreement with all outside Directors. A summary of such liability limitation agreement is as follows:

(i)
In a case where an outside Director is liable to the company after the execution of the liability limitation agreement for damages pursuant to Article 423, Paragraph 1 of the Companies Act, such liabilities shall be limited to the greater of either 30 million yen or an amount equal to the aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Companies Act, only where the outside Director acted in good faith without any gross negligence in performing his/her duties as a Director of the company.

(ii)
In a case where an outside Director is reelected as an outside Director of the company and reassumes his/her office as such on the expiration of the term of his/her office as an outside Director of the company, the liability limitation agreement shall continue to be effective after the reelection and re-assumption
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
The Board has the authority to appoint and dismiss and assign the roles and responsibilities of, or to request a report regarding such matters for Senior Executives, including the CEO, and exercises such authority as necessary. In making decisions on the appointment of Corporate Executive Officers, including the CEO, the Board considers whether candidates for CEO meet certain qualifications for the CEO position which are set by the Nominating Committee and whether candidates for other Corporate Executive Officer positions have the necessary skills, capabilities, experiences and achievements that correspond to such Corporate Executive Officers’ expected roles and responsibilities. The Board also receives a report on the status of appointment and dismissal of Senior Executives other than Corporate Executive Officers.
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
Nominating Committee

(1)	Members: 3 outside Directors (as of June 20, 2023)

Name	Position

Yoshihiko Hatanaka	Chair of the Nominating Committee (Outside Director)

Toshiko Oka	Nominating Committee Member (Outside Director)

Wendy Becker	Nominating Committee Member (Outside Director)
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
of Directors described above.
(3) Policy Regarding Composition of the Nominating Committee
Under the Companies Act, the Nominating Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. In addition, under the Board Charter, the chair is to be selected from among the outside Directors. In determining whether to appoint or remove a member of the Nominating Committee, continuity of the Nominating Committee shall be duly taken into account. As of the date of this report, the Nominating Committee is comprised of three outside Directors.
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
(1) Members: 3 outside Directors (as of June 20, 2023)

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
Moreover, at least one Audit Committee Member shall meet the audit committee financial expert requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Group Corporation. The Board makes a determination on whether or not such Audit Committee Members meet these requirements. As of the date of this report, the Audit Committee is comprised of three outside Directors, two of whom (Toshiko Oka and Keiko Kishigami) are “audit committee financial experts” within the meaning of Item 16A of Form
20-F
under the Exchange Act, as amended.
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
Compensation Committee
(1) Members: 3 outside Directors (as of June 20, 2023)

Name	Position

Wendy Becker	Chair of the Compensation Committee (Outside Director)

Sakie Akiyama	Compensation Committee Member (Outside Director)

William Morrow	Compensation Committee Member (Outside Director)
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
(3) Policy Regarding Composition of the Compensation Committee
Under the Companies Act, the Compensation Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. In addition, under the Board Charter, a Director who is a CEO, a Chief Operating Officer (“COO”) or a Chief Financial Officer (“CFO”) of Sony Group Corporation or who holds any equivalent position shall not be a member of the Compensation Committee. In determining whether to appoint or remove a member of the Compensation Committee, continuity of the Compensation Committee shall be duly taken into account. As of the date of this report, the Compensation Committee is comprised of three outside Directors.
Senior Executives (Corporate Executive Officer, Senior Executive Vice President and Executive Vice President)
(1) Total number of Senior Executives: 15 (including 6 Corporate Executive Officers) (as of June 20, 2023)
(2) Purpose/Authority
The primary roles of Senior Executives are to determine and execute Sony’s business activities in accordance with their roles and responsibilities.
(3) Delegation of Authority from the Board
The Board determines the fundamental management policies and other material matters related to the operation of Sony’s business. The Board assigns the duties of Corporate Executive Officers, including the CEO, by determining the areas over which each Corporate Executive Officer is in charge and by determining the scope of Senior Executives. Then, it delegates its decision-making authority to the CEO with a view to promoting timely and efficient decision-making within Sony. The CEO further subdelegates a part of such authority to other Senior Executives.
Other Officers (Senior Vice President)
(1) Total number of other officers: 10 (as of June 20, 2023)
(2) Purpose/Authority
The primary roles of other officers are to carry out their assignments within designated areas, such as headquarters functions and/or R&D, in accordance with the fundamental policies determined by the Board and Senior Executives.
Outline of the Terms of Directors and Officers Liability Insurance Policy
Sony Group Corporation has, at its expense in respect of insurance premiums, entered into a directors and officers liability insurance policy for all Directors, Corporate Executive Officers, corporate auditors, and persons in equivalent positions (the “Executives”) of itself and its subsidiaries over which Sony Group Corporation has a direct or indirect ownership more than 50%. The outline of the terms of such liability insurance policy is as follows:

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
(1) Outside Director Initiatives
The Chairman of the Board, who is an outside Director, leads the Board’s activities and secures the appropriate cooperation, communication and arrangement among outside Directors and Senior Executives. As an example of such initiatives, the outside Directors’ meetings have been held, generally on the same day as each Board Meeting, for the purpose of exchanging information and sharing information with respect to recognized issues among outside Directors. The Board also conducted Directors’ corporate strategic workshops with management, business site visits by Directors, and meetings with the Chairman and the CEO. All of these activities were aimed at securing better understanding by outside Directors of Sony’s business and management’s challenges and encouraging corporate strategic discussions among Directors. In September 2022, the Directors visited the Kumamoto Technology Centre of SSS located in Kumamoto Prefecture, Japan, where they observed manufacturing lines of image sensor products and discussed with the image sensor business’s management the current challenges and future strategies of the business. At a workshop held over two days in December 2022, through direct dialogue with executives in charge of Sony’s main business segments, the Directors intensively discussed a variety of matters, including the business environment and challenges surrounding each of Sony’s businesses and corresponding strategies, as well as Sony’s internal and external conditions related to sustainability and geopolitical risks, which are becoming increasingly important, in addition to Sony’s business portfolio.
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
(2) Recent Evaluation
From February through April 2023, under the leadership of the Chairman and the Vice Chairman of the Board, the Board conducted the Evaluation mainly in respect of Board and Committee activities in the fiscal year ended March 31, 2023 after confirming that actions proposed in response to the results of the previous Evaluation were appropriately taken. The recent Evaluation was conducted, with the support of a third-party outside counsel with expertise in Japanese and global corporate governance practices (the “Outside Counsel”) in order to ensure transparency and objectivity and to obtain professional advice.
(3) Procedure of the Recent Evaluation
First, the Board confirmed that the actions proposed to be taken in response to the results of the previous Evaluation were taken, and it discussed and confirmed the proposed procedures for the Evaluation for the fiscal year ended March 31, 2023. Thereafter, the third-party evaluation was conducted by the Outside Counsel in accordance with the following steps:

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

•	Interviewed all the Directors including through the Peer Review(*); and

•	Researched other global companies’ practices in Japan, the United States and Europe, and compared them with the company’s practices.
The Board then received, reviewed and discussed the Outside Counsel’s report on the results of its evaluation. The Board confirmed the effectiveness of the Board and the Committees.
* Peer Review: Mutual evaluation by Directors. We conducted the Evaluation through interviews in the presence of the Chairman or Vice Chairman of the Board.
(4) Summary of the Results of the Recent Evaluation
Based on the following findings, the Outside Counsel reported that, as assessed in the previous Evaluation, the Board is established and operated in a manner sufficient to be highly evaluated:

•	The results of the questionnaire and interviews show that many Directors rate the effectiveness of the Board highly overall.

•	Outward factors such as the composition of the Board are comparable with global companies in Europe and North America as well as Japan.

•	In addition, the Peer Review was conducted in the fiscal year ended on March 31, 2023, and the involvement of the Board in the process of appointment of the new president was appropriate.

•	The Board also received a favorable assessment on its response to the suggestions made by the Outside Counsel in the previous Evaluation and on its overall operations.
Following discussions and analysis based on the Outside Counsel’s report, the Board re-affirmed
that the Board and each Committee were functioning effectively as of April 2023.
The Outside Counsel also suggested several possible options for the Board and Committees to further improve their own effectiveness.
(5) Actions in Response to the Results of the Evaluation
In order to increase the corporate value of Sony, Sony Group Corporation will take appropriate actions to further enhance functions of the Board and the Committees in response to the results of the Evaluation, as well as various comments and opinions given by Directors and the Outside Counsel during the Evaluation process.
For reference, after the previous Evaluation conducted from February through May 2022, Sony Group Corporation took the following actions, among others, to help improve the effectiveness of the Board:

•	Continuously made periodic reports to the Board on sustainability (Environment and Social) related matters;

•	Enhanced Board’s supervision over risks regarding geopolitics and information security;

•	Conducted deep discussions about Sony’s strategies on growth areas and new businesses (gaming, metaverse and mobility) ; and

•	Promoted engagement between outside Directors and investors.
Internal Control and Governance Framework
At a Board meeting held on April 26, 2006, the Board reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At Board meetings held on May 13, 2009 and April 30, 2015, the Board amended and updated the internal control and governance framework, and at a Board meeting held on April 28, 2023, the Board reaffirmed that such framework was in effect and determined to continue to evaluate and improve such framework going forward, as appropriate. These determinations were required by and met the requirements of the Companies Act.

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
(2) Risk Management Framework
Each business unit, subsidiary/affiliated company and corporate division of Sony periodically reviews and assesses risks and establishes and maintains necessary risk management systems (such as detection, communication, evaluation and response) for the area for which they are responsible. In addition, Senior Executives, including the Corporate Executive Officers, of Sony Group Corporation have established and currently maintain a system to identify and control risks that may cause losses to Sony regarding the areas for which they are responsible. The Corporate Executive Officer in charge of group risk control shall comprehensively promote and manage the establishment and maintenance of the systems as stated above.
Details of Actions Taken by the Board and the Committees
(1) Details of Actions Taken by the Board
During the fiscal year ended on March 31, 2023, the Board convened 9 times. The attendance records of respective Directors are as follows.

Name *2	Meeting Records *1	Attendance Records *1

Kenichiro Yoshida	9 Times	9 Times (100%)

Hiroki Totoki	9 Times	9 Times (100%)

Shuzo Sumi	9 Times	9 Times (100%)

Yoshihiko Hatanaka	9 Times	9 Times (100%)

Tim Shaaff	9 Times	9 Times (100%)

Toshiko Oka	9 Times	9 Times (100%)

Sakie Akiyama	9 Times	9 Times (100%)

Wendy Becker	9 Times	9 Times (100%)

Keiko Kishigami	9 Times	9 Times (100%)

Joseph A. Kraft Jr.	9 Times	9 Times (100%)

*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended on March 31, 2023.
*2 Shuzo Sumi and Tim Shaaff, who were Directors during the fiscal year ended on March 31, 2023, retired as Directors at the conclusion of the Ordinary General Meeting of Shareholders on June 20, 2023. Accordingly, Neil Hunt and William Morrow were newly appointed as Directors at the Ordinary General Meeting of Shareholders on June 20, 2023.
During the fiscal year ended on March 31, 2023, the Board of Directors discussed a variety of matters, such as supervision of the progress of the fourth mid-range plan, formulation of a business plan for the fiscal year ending on March 31, 2024, enhancement of Sony’s management structure (including the appointment of Hiroki Totoki as President, COO and CFO), Sony’s business portfolio, strategically important M&A and capital investments, effectiveness of internal control (including the ethics and compliance program and information security), approach to new risks (including geopolitical risks), and Sony’s situation and initiatives related to sustainability and environment as well as Sony’s strategy related to new technologies (including generative AI).
(2) Details of Actions Taken by the Nomination Committee
During the fiscal year ended on March 31, 2023, the Nomination Committee convened 5 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

Shuzo Sumi *2	5 Times	5 Times (100%)

Yoshihiko Hatanaka	5 Times	5 Times (100%)

Wendy Becker	5 Times	5 Times (100%)
*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended on March 31, 2023.
*2 Shuzo Sumi, who was a member of the Nomination Committee during the fiscal year ended on March 31, 2023, retired both as a Director and a member of the Nomination Committee at the conclusion of the Ordinary General Meeting of Shareholders on June 20, 2023. Accordingly, Toshiko Oka was newly appointed as a member of the Nomination Committee pursuant to the resolution at the Board meeting held on June 20, 2023.
During the fiscal year ended on March 31, 2023, the matters given consideration by the Nominating Committee included policies on selecting outside Director candidates, exploring Director prospects, and CEO succession. In addition, the Nominating Committee assessed succession plans for Senior Executives with key management responsibilities for individual business units and headquarters functions, based on management, including CEO, reports. With respect to the selection of candidates for outside Directors, as a priority item for the current fiscal year, the Nominating Committee confirmed the policy that candidates for outside Directors should be selected from persons who have experience as CEOs of major global companies, backgrounds in technology and/or knowledge of the entertainment industry, and the Nomination Committee held discussions based on such policy. As a result, two new outside Director candidates were appointed based on this policy. Regarding the appointment of Senior Executives, Kenichiro Yoshida, Representative Corporate Executive Officer, Chairman, President and CEO, proposed to the Nominating Committee that Hiroki Totoki, Representative Corporate Executive Officer, Executive Deputy President and CFO, assume the position of President, COO and CFO. After a multifaceted review and discussion, including interviews by the Nominating Committee members, the proposal was shared with the outside Directors other than the Nominating Committee members and confirmed.
(3) Details of Actions Taken by the Audit Committee
During the fiscal year ended on March 31, 2023, the Audit Committee convened 6 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

Toshiko Oka	6 Times	6 Times (100%)

Keiko Kishigami	6 Times	6 Times (100%)

Joseph A. Kraft Jr.	6 Times	6 Times (100%)
*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended on March 31, 2023.

Specific considerations by the Audit Committee include review of audit plans in three-way
audits, identification and audit of priority audit items for each fiscal year, review of financial results and disclosure documents related to financial results, review of development and operation of internal control systems, audit of financial reports and SOX
404-related
activities, audit of internal audit activities, review of the content and process for determining the compensation of the independent auditors, audit of the appropriateness of audit by the independent auditors and evaluation of the independent auditors. In addition to these, the Audit Committee held interviews with Senior Executives to receive reports on matters such as the recognition of issues and the status of risk management in the respective areas of responsibility of each business and headquarter function, and engaged in dialogue.
The priority audit items for the fiscal year ended on March 31, 2023 were disclosure of non-financial
information and risk management. Through audit activities conducted in cooperation with the internal audit division and the divisions of the Sony Group responsible for internal control, the Audit Committee was informed about the latest trends in Japan and overseas regarding the disclosure of non-financial
information such as climate change disclosure and risk management such as information security, and confirmed the status of internal responses.
(4) Details of Actions Taken by the Compensation Committee
During the fiscal year ended on March 31, 2023, the Compensation Committee convened 5 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

Wendy Becker	5 Times	5 Times (100%)

Yoshihiko Hatanaka *2	5 Times	5 Times (100%)

Sakie Akiyama	5 Times	5 Times (100%)
*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended on March 31, 2023.
*2 Yoshihiko Hatanaka, who was a member of the Compensation Committee during the fiscal year ended on March 31, 2023, retired as a member of the Compensation Committee on June 20, 2023. Accordingly, William Morrow was newly appointed as a member of the Compensation Committee pursuant to the resolution at the Board meeting held on June 20, 2023.
The specific matters given consideration by the Compensation Committee included the Corporation’s policy regarding the determination of individual remuneration for Directors and Senior Executives, including Corporate Executive Officers, for each fiscal year, and the amount and content of such remuneration. The Committee also considered the total number of stock acquisition rights to be issued for the purpose of granting stock options to Corporate Executive Officers, employees of the Corporation, Directors and other officers of the Corporation’s subsidiaries, and other stock-based compensation utilizing shares of the Corporation’s stock. In the fiscal year ended March 31, 2023, the Corporation newly introduced RSUs for the purpose of giving the recipients an incentive to contribute towards the improvement of the business performance of the Sony Group, and the Committee confirmed and discussed the scope of and plans for the recipients and the decision-making authority for the grant of RSUs. For the fiscal year ending March 31, 2024 and beyond, the Committee conducted a comprehensive review and discussion on the ideal KPIs for remuneration linked to business results and the ideal governance of executive compensation, with consideration of other companies’ trends and regulatory developments in Japan and other countries.

D.	Employees
As of March 31, 2023, Sony had approximately 113,000 employees, an increase of approximately 4,100 employees from March 31, 2022. During the fiscal year ended March 31, 2023, although there was a decrease of employees mainly in the ET&S segment (outside of Japan) due to closure of manufacturing sites in Malaysia, employees of the G&NS, I&SS, and Pictures (outside of Japan) segments increased due to the expansion of these businesses, including through mergers and acquisitions. Approximately 9% of the total number of employees were members of labor unions.
As of March 31, 2022, Sony had approximately 108,900 employees, a decrease of approximately 800 employees from March 31, 2021. During the fiscal year ended March 31, 2022, although there was an increase of employees mainly in the I&SS, Music (outside of Japan) and G&NS (outside of Japan) segments, there was a decrease of employees in the ET&S segment (outside of Japan) and All Other (outside of Japan). In the ET&S segment, this was mainly due to closure of manufacturing sites in Malaysia. Approximately 9% of the total number of employees were members of labor unions.
As of March 31, 2021, Sony had approximately 109,700 employees, a decrease of approximately 2,000 employees from March 31, 2020. During the fiscal year ended March 31, 2021, although there was an increase of employees in the I&SS and Financial Services segments, there was a decrease of employees in the ET&S and Pictures segments, as well as in All Other. In the ET&S segment, this was mainly due to closure of manufacturing sites in Malaysia and Brazil. Approximately 10% of the total number of employees were members of labor unions.
The following table shows the number of employees of Sony by segment and region as of March 31, 2021, 2022 and 2023.
Number of Employees by Segment and Region

	March 31
	2021	2022	2023
By segment:
G&NS	9,600	10,200	12,700
Music	9,900	10,800	11,100
Pictures	8,000	8,100	9,100
ET&S	43,700	40,200	38,400
I&SS	16,800	18,100	20,300
Financial Services	12,900	13,200	13,500
All Other	2,800	2,300	2,100
Unallocated — Corporate employees	6,000	6,000	5,800
By region:
Japan	54,500	55,100	56,400
Outside of Japan	55,200	53,800	56,600

Total	109,700	108,900	113,000

In addition, the average number of employees for the fiscal years ended March 31, 2021, 2022 and 2023 calculated by averaging the total number of employees at the end of each quarter, was approximately 110,700, 109,600 and 112,300 respectively.
Sony generally considers its labor relations to be good.
In Japan, Sony Group Corporation and several subsidiaries have labor unions.
In the G&NS, ET&S and I&SS segments, Sony owns many manufacturing sites, particularly in Asia, where a few sites have labor unions that have union contracts. In China, most employees are members of labor unions. Sony has generally maintained good relationships with these labor unions. In Europe, Sony also maintains good labor relations with the European Works Council and the local Unions and Works Councils.
In the Music segment, Sony has a labor union and generally considers its labor relations to be good.
In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2023, negotiations were conducted and agreements reached with a number of unions. Negotiations were successfully concluded with the International Alliance of Theatrical and Stage Employees (“IATSE”) for agreements with three-year terms covering The Animation Guild as well as for additional local agreements in New York. Negotiations were also completed with Teamsters for agreements for three-year terms covering Location Managers in New York, Casting Directors in New York and Los Angeles and drivers in Miami. Agreements were also reached for new three-year deals with Screen Actors Guild-American Federation of Television and Radio Artists
(“SAG-AFTRA”)
on the Network Code and The Animation Guild Agreement and with the Communications Workers of America,
AFL-CIO
for parking production assistants in New York. Negotiations were completed with Directors Guild of Canada, British Columbia District Council for a three-year agreement. An agreement was reached with the American Federation of Musicians to extend the Theatrical and Television Agreements through November 13, 2023. During the fiscal year, amendments to the
COVID-19
Return to Work Agreement with the

Directors Guild of America (“DGA”), IATSE,
SAG-AFTRA,
Teamsters and Basic Crafts covering
COVID-19
safety protocols were negotiated and were in effect through May 11, 2023. The WGA agreement expired on May 1, 2023 and the parties have not reached agreement on the terms of a new deal. The WGA went on strike effective May 2, 2023. Negotiations have been completed with the DGA for new three-year deals on the Basic Agreement and the Film Live Tape Television Agreement subject to ratification by the DGA. Negotiations have commenced with
SAG-AFTRA
for the Codified Basic Agreement and the Television Basic Agreement which expire on June 30, 2023. If negotiations to renew expiring collective bargaining agreements are not successful or become unproductive, the affected unions could take actions such as strikes, work slowdowns or work stoppages. Strikes, work slowdowns, work stoppages or the possibility of such actions could result in delays in the production of television programs and feature films or otherwise disrupt operations. The Pictures segment could also incur higher costs from such actions or new collective bargaining agreements that include rate increases.
Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership
The total number of shares of Common Stock beneficially owned by Directors and Corporate Executive Officers listed in “Directors and Senior Management” above (out of whom 12 people own shares) was approximately 0.043% of the total shares outstanding as of June 2, 2023.
During the fiscal year ended March 31, 2023, Sony Group Corporation granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock, to Corporate Executive Officers and employees of Sony Group Corporation as well as directors, officers and employees of its subsidiaries. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony Group Corporation to Directors and Corporate Executive Officers as of June 2, 2023 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2023	290	11,390 yen
2022	280	14,350 yen
2021	260	9,237 yen
2020	248	6,705 yen
2019	214	6,440 yen
2018	33	5,231 yen
2017	126	3,364 yen
2016	15	3,404 yen
2015	86	2,410.5 yen
Regarding the above compensation plans, refer to Note 21 of the consolidated financial statements.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
As of March 31, 2023, there were 1,261,081,781 shares of Common Stock outstanding, including 26,584,521 shares of treasury stock. Out of the total outstanding shares, 117,871,924 shares were in the form of American Depositary Receipts (“ADRs”) and 215,074,779 shares were held of record in the form of Common Stock by residents in the U.S. As of March 31, 2023, the number of registered ADR holders was 4,697 and the number of registered holders of Common Stock in the U.S. was 389.
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

Date of Report*	Reported entities	Reported number of direct or indirect owned and deemed owned shares**	Reported percentage of direct or indirect owned and deemed owned shares**
October 6, 2020	Nomura Asset Management Co., Ltd. and 3 Joint Holders	63,156,882	5.01
June 6, 2022	Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	82,189,224	6.52
May 18, 2023	BlackRock Japan Co., Ltd. and 9 Joint Holders	93,769,348	7.43
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
A fiscal
year-end
dividend of 40 yen per share of Common Stock of Sony Group Corporation was approved at the Board of Directors meeting held on April 28, 2023 and the payment of such dividend started on June 5,

2023. Sony Group Corporation has already paid an interim dividend for Common Stock of 35 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2023 is 75 yen.

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
Thereafter, such shareholder shall provide Sony Group Corporation with written notice that he or she exercises such shareholder’s right in accordance with the Sony Group Corporation’s Share Handling Regulations. Under the Book-entry Transfer Act, the shareholder shall exercise such shareholders’ right within four weeks after the notice above has been given to Sony Group Corporation.
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
Under the Companies Act and the Articles of Incorporation, Sony Group Corporation shall take measures to electronically provide to its shareholders (“Electronic Provision”) the contents of reference materials for a General Meeting of Shareholders, etc.
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
(Acquisition by Sony Group Corporation of its capital stock)
Under the Companies Act and the Articles of Incorporation of Sony Group Corporation, Sony Group Corporation may acquire shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to the special shareholders’ resolution), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which Sony Group Corporation’s shares of Common Stock are listed or by way of tender offer (pursuant to a resolution of the Board of Directors, as long as its non-consolidated
annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice).
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
) — Distributions of Surplus — Restriction on distribution of Surplus.”

Shares acquired by Sony Group Corporation may be held for any period or may be retired at the determination of the CEO. Sony Group Corporation may also transfer (by public or private sale or otherwise) to any person the treasury stock held by it, at such times and upon such terms as the Board of Directors or the CEO determines, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “
(Issue of additional shares and
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
For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed corporations into the following categories: (i) corporations engaged only in businesses other than the Designated Businesses, (ii) corporations engaged in Designated Businesses other than Core Sector Designated Businesses and (iii) corporations engaged in the Core Sector Designated Businesses. According to the list published by the Minister of Finance, as of May 19, 2023, Sony Group Corporation is classified as category (iii) above.
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
Holders”) who are holders of shares of Common Stock of Sony Group Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Group Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 20, 2023. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Group Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.
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
U.S. holder with respect to the ADSs or Common Stock will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Group Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Group Corporation’s audited financial statements and relevant market and shareholder data, Sony Group Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its taxable year ended March 31, 2023. In addition, based on Sony Group Corporation’s audited financial statements and Sony Group Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Group Corporation does not anticipate becoming a PFIC for the taxable year ending March 31, 2024. Holders of ADSs and Common Stock of Sony Group Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. Dividends paid by Sony Group Corporation to U.S. corporate holders of ADSs or Common Stock of Sony Group Corporation will not be eligible for the dividends-received deduction.
Subject to applicable limitations and special considerations discussed below, a U.S. holder of ADSs or Common Stock of Sony Group Corporation may be entitled to a credit for Japanese tax withheld in accordance with the Treaty from dividends paid by Sony Group Corporation. The applicable limitations include new requirements recently adopted by the U.S. Internal Revenue Service that any Japanese tax will need to satisfy in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that properly elects the benefits of the Treaty, the Japanese tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Japanese tax on dividends is uncertain and Sony Group Corporation has not determined whether these requirements have been met. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which economic profit, after
non-U.S.
taxes, is insubstantial. If the Japanese dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Japanese tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Holders of ADSs and Common Stock of Sony Group Corporation should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.
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

I.	Subsidiary Information
Not Applicable

J.	Annual Report to Security Holders
Not Applicable

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
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
ADS fees and charges payable upon (i) deposit of shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of deposited securities will be payable by the person to whom the ADSs so issued are delivered by the Depositary (in the case of ADS issuances) or by the person who delivers the ADSs for cancellation to the Depositary (in the case of ADS cancellations). In the case of ADSs issued by the Depositary into the Depository Trust Company or presented to the Depositary via the Depository Trust Company, the ADS issuance and cancellation fees and charges will be payable by the Depository Trust Company participant(s) receiving the ADSs from the Depositary or the Depository Trust Company participant(s) surrendering the ADSs to the Depositary for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the Depository Trust Company participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the Depository Trust Company participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are payable by Holders as of the applicable ADS record date established by the Depositary. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, the applicable Holders as of the ADS record date established by the Depositary will be invoiced for the amount of the ADS fees and charges. For ADSs held through the Depository Trust Company, the ADS fees and charges for distributions other than cash and the ADS service fee are charged to the Depository Trust Company participants in accordance with the procedures and practices prescribed by the Depository Trust Company from time to time and the Depository Trust Company participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.
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
Direct and Indirect Payments by the Depositary to Sony
The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to certain ceilings. These reimbursable expenses currently include, but are not limited to, legal and accounting fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the fiscal year ended March 31, 2023, such reimbursements totaled 3,399,247.27 U.S. dollars.
In addition, as part of its service to Sony, the Depositary waives fees in connection with its ADR program, subject to a ceiling. These waived expenses currently include, but are not limited to, standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the fiscal year ended March 31, 2023, the amount of such indirect payments was estimated to total 5,000 U.S. dollars.

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
and
15d-15(e)
under the Exchange Act, as of March 31, 2023. Disclosure controls and procedures require that information to be disclosed in the reports Sony Group Corporation files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2023, the disclosure controls and procedures were effective at the reasonable assurance level.
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
Sony’s management excluded Bungie, which became a wholly-owned subsidiary of Sony on July 15, 2022, from its assessment of the effectiveness of Sony’s internal control over financial reporting as of March 31, 2023. Bungie’s total assets and total sales excluded from its assessment represented less than 1% of (i) Sony’s total consolidated assets as of March 31, 2023 and (ii) Sony’s total consolidated sales and financial services revenue for the fiscal year ended March 31, 2023. The Bungie acquisition is discussed in Note 30 to the consolidated financial statements.
Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2023 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2023.
Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, has issued an audit report on the effectiveness of Sony’s internal control over financial reporting as of March 31, 2023, presented on page
(F-2).
Item 15(c). Attestation Report of the Registered Public Accounting Firm
Refer to the Report of Independent Registered Public Accounting Firm on page
(F-2).
Item 15(d). Changes in Internal Control over Financial Reporting
There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2023 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

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
https://www.sony.com/en/SonyInfo/csr_report/compliance/code_of_conduct_En.pdf

Item 16C.	Principal Accountant Fees and Services
Audit and
Non-Audit
Fees
The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2022 and 2023.

	Fiscal year ended March 31
	2022	2023
	Yen in millions
Audit Fees (1)	4,514	4,901
Audit-Related Fees (2)	175	334
Tax Fees (3)	0	28
All Other Fees (4)	16	9

	4,705	5,272

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax fees primarily consist of fees for tax advice.

(4)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.
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
pre-approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out information concerning purchases made by Sony Group Corporation during the fiscal year ended March 31, 2023.

Period	(a) Total number of shares purchased	(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs *1,2,3,4	(d) Maximum number of shares that may yet be purchased under the plans or programs *1,2,3,4
April 1 — 30, 2022	620,533	11,365.92	619,300	N/A
May 1 — 31, 2022	495,331	10,882.17	494,200	24,692,800
June 1 — 30, 2022	33,008	10,973.15	31,300	24,661,500
July 1 — 31, 2022	1,867	11,395.93	0	24,661,500
August 1 — 31, 2022	2,070,093	11,279.85	2,068,600	22,592,900
September 1 — 30, 2022	1,519,072	10,468.75	1,517,500	21,075,400
October 1 — 31, 2022	2,810,154	9,655.97	2,808,900	18,266,500
November 1 — 30, 2022	1,331	11,139.33	0	18,266,500
December 1 — 31, 2022	1,143,106	10,565.40	1,084,400	17,182,100
January 1 — 31, 2023	738,822	10,553.67	727,700	16,454,400
February 1 — 28, 2023	6,297	11,693.43	0	16,454,400
March 1 — 31, 2023	6,056	11,560.96	0	16,454,400

Total	9,445,670	10,507.22	9,351,900	N/A
Column (a) represents the combined total number of shares purchased during the fiscal year ended March 31, 2023, including both fractional shares purchased from fractional shareholders in accordance with the Companies Act, and shares purchased in accordance with publicly announced plans, as shown in column (c).
Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Group Corporation to purchase such shares at their market value (Refer to “B. Memorandum and Articles of Association —
Capital stock
—
(Unit share system)
” in “Item 10.
Additional Information
”). During the fiscal year ended March 31, 2023, Sony Group Corporation purchased 93,770 shares of common stock for a total purchase price of 1,028,945,637 yen upon such requests from holders of shares constituting less than one full unit.
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
*2 The repurchase of shares of common stock based on the approval at the Board of Directors set forth in Note 1 above was completed. The details are as follows.

•	Total number of shares repurchased: 8,206,900 shares

•	Total purchase price for repurchased shares: 97,381,577,700 yen

•	Period of repurchase: April 30, 2021 to April 28, 2022
*3 Sony approved on May 10, 2022 by resolution of the Board of Directors the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation

•	Total number of shares for repurchase: 25 million shares (maximum) (2.02% of total number of shares issued and outstanding (excluding treasury stock))

•	Total purchase price for repurchase of shares: 200 billion yen (maximum)

•	Period of repurchase: From May 11, 2022 to May 10, 2023

*4 The repurchase of shares of common stock based on the approval at the Board of Directors set forth in Note 3 above was completed. The details are as follows.

•	Total number of shares repurchased: 9,343,600 shares

•	Total purchase price for repurchased shares: 99,118,323,800 yen

•	Period of repurchase: May 11, 2022 to May 10, 2023

Item 16F.	Change in Registrant’s Certifying Accountant
Not Applicable

Item 16G.	Corporate Governance
The table below discloses the significant ways in which Sony’s corporate governance practices differ from those required for U.S. companies under the listing standards of the NYSE. As a foreign private issuer listed on the NYSE, Sony Group Corporation is exempt from most of the exchange’s corporate governance standards requirements. For further information on Sony’s corporate governance practices and history, refer to “Board Practices” in “Item 6.
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

As of June 20, 2023, 8 of the 10 members of Sony Group Corporation’s Board of Directors qualified as “outside” directors. In addition, all 8 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the TSE.

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
Sony Group Corporation is required to disclose the status of its corporate governance under the Companies Act, Financial Instruments and Exchange Act and its related regulations, and the Securities Listing Regulations of the TSE; however, Sony Group Corporation does not have corporate governance guidelines that cover all the requirements described in the NYSE Corporate Governance Standards, as many of the provisions do not apply to Sony Group Corporation. Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees.”

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
https://www.sony.com/en/SonyInfo/csr_report/compliance/code_of_conduct_En.pdf

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
Documents filed as exhibits to this annual report:

1.1
Amended Articles of Incorporation of Sony Group Corporation (English Translation), incorporated by reference to Exhibit 1.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2022 (Commission file number 001-06439) filed on June 28, 2022

1.2
Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2010 (Commission file number 001-06439) filed on June 28, 2010

1.3
Charter of the Board of Directors, as amended (English Translation), incorporated by reference to Exhibit 1.3 of Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2021 (Commission file number 001-06439) filed on June 22, 2021

2.1
Amended and Restated Deposit Agreement, dated as of October 15, 2014, by and among Sony Group Corporation, Citibank, N. A. and the holders and beneficial owners of American Depositary Shares issued thereunder, incorporated by reference to Exhibit 99. A to Sony’s registration statement on Form F-6 (Commission file number 333-198953) filed on September 26, 2014

2.2
Form of American Depositary Receipt for American Depositary Shares representing Deposited Shares of Common Stock of Sony Group Corporation, incorporated by reference to Sony’s prospectus filed pursuant to Rule 424(b)(3) on April 1, 2021, to the registration statement on Form F-6 (Commission file number 333-198953)

2.3
Description of Rights of each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), incorporated by reference to Exhibit 2.3 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2022 (Commission file number 001-06439) filed on June 28, 2022

8.1
Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Group Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2022: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1	Consent of PricewaterhouseCoopers Aarata LLC

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ HIROKI TOTOKI

(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer
Date: June 20, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Sony Group Corporation (Sony Group Kabushiki Kaisha)
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Sony Group Corporation and its subsidiaries (the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control — Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control — Integrated Framework
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
As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Bungie, Inc. from its assessment of internal control over financial reporting as of March 31, 2023 because it was acquired by the Company in a purchase business combination during the year ended March 31, 2023. We have also excluded Bungie, Inc. from our audit of internal control over financial reporting. Bungie, Inc. is a wholly-owned subsidiary whose total assets and total sales excluded from management’s assessment and our audit of internal control over financial reporting represent less than 1% of the related total consolidated assets and total consolidated sales and financial services revenue as of and for the year ended March 31, 2023.
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
Valuation of liabilities for future insurance policy benefits and deferred acquisition costs
As described in Notes 3 and 13 to the consolidated financial statements, liabilities for future insurance policy benefits include liabilities for minimum guarantee benefits related to certain variable life insurance contracts. For these contract features, the liabilities for minimum guarantee benefits are calculated using current best-estimate assumptions and are based on the ratio of the present value of expected total excess payments divided by the present value of expected total assessments over the life of the contract. The significant assumptions in the valuation include mortality rates, lapse rates, discount rates and investment yields. As of March 31, 2023, the liabilities for minimum guarantee benefits for the variable life contracts were 76,012 million yen.
Also, the Company defers acquisition costs that vary with and are directly related to the acquisition or renewal of insurance policies as long as they are recoverable. Among them, the deferred insurance acquisition costs for non-traditional
life insurance contracts such as interest sensitive whole life contracts, variable life insurance contracts, individual variable annuity contracts and other contracts without life contingencies are amortized over the expected life at a constant rate based on the present value of the estimated gross profit. The present value of the estimated gross profit is affected by a number of significant assumptions, including investment yields, mortality rates, lapse rates and discount rates. As of March 31, 2023, deferred insurance acquisition costs for non-traditional
life insurance contracts were 324,862 million yen.
The principal considerations for our determination that performing procedures relating to the valuation of liabilities for future insurance policy benefits and deferred acquisition costs is a critical audit matter are (i) management’s significant judgment involved in developing the aforementioned assumptions, (ii) this in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s significant assumptions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of: (i) liabilities for minimum guarantee benefits for certain variable life insurance contracts and (ii) deferred insurance acquisition costs for non-traditional
life insurance contracts; including controls over the determination of significant assumptions related to mortality rates, lapse rates, discount rates, and investment yields, and controls over the completeness and accuracy of data used by management to develop the assumptions, such as past claims, lapses, discount rates, and investment yields. These procedures also included, among others, testing the completeness and accuracy of data used by management to develop the significant assumptions; and considering the reasonableness of the significant assumptions across products, in relation to prior periods, and in relation to management’s historical experience or industry knowledge. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the methodology used by management to determine their assumptions and the reasonableness of the aforementioned assumptions used in the valuation of liabilities for minimum guarantee benefits for certain variable life contracts and deferred insurance acquisition costs for non-traditional
life insurance contracts based on industry knowledge and the Company’s historical data and experience.
/s/ PricewaterhouseCoopers Aarata LLC
Tokyo, Japan
June 20, 2023
We have served as the Company’s auditor since 2006.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position

		Yen in millions
	Note	March 31, 2022	March 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	27	2,049,636	1,480,900
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 94,147 million yen, and 85,494 million yen as of March 31, 2022 and 2023, respectively)	5, 14	360,673	328,357
Trade and other receivables, and contract assets	5, 22	1,628,521	1,777,939
Inventories	7	874,007	1,468,042
Other financial assets	5	149,301	110,950
Other current assets	19	473,070	610,330
Total current assets		5,535,208	5,776,518
Non-current assets:
Investments accounted for using the equity method	8	268,513	325,220
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 2,700,603 million yen and 2,427,446 million yen as of March 31, 2022 and 2023, respectively)	5, 14	18,445,088	18,445,728
Property, plant and equipment	9	1,113,213	1,344,864
Right-of-use assets	10	413,430	478,063
Goodwill	11	952,895	1,275,112
Content assets	11	1,342,046	1,561,882
Other intangible assets	11	450,103	563,842
Deferred insurance acquisition costs	13	676,526	730,864
Deferred tax assets	25	298,589	384,839
Other financial assets	5	696,306	832,344
Other non-current assets	19	289,050	321,946
Total non-current assets		24,945,759	26,264,704
Total assets		30,480,967	32,041,222

(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial
Position
 (Continued)

		Yen in millions
	Note	March 31, 2022	March 31, 2023
LIABILITIES
Current liabilities:
Short-term borrowings	5, 14	1,976,553	1,914,934
Current portion of long-term debt	5, 14	171,409	187,942
Trade and other payables	5	1,843,242	1,865,993
Deposits from customers in the banking business	5	2,886,361	3,163,237
Income taxes payables		106,092	152,700
Participation and residual liabilities in the Pictures segment	18	190,162	230,223
Other financial liabilities	5	97,843	73,572
Other current liabilities	19	1,488,488	1,720,335
Total current liabilities		8,760,150	9,308,936
Non-current liabilities:
Long-term debt	5, 14	1,203,646	1,767,696
Defined benefit liabilities	17	254,548	236,121
Deferred tax liabilities	25	696,492	356,324
Future insurance policy benefits and other	13	7,039,034	7,264,421
Policyholders’ account in the life insurance business	13	4,791,295	5,148,579
Participation and residual liabilities in the Pictures segment	18	220,113	192,952
Other financial liabilities	5	211,959	350,278
Other non-current liabilities	19	106,481	127,593
Total non-current liabilities		14,523,568	15,443,964
Total liabilities		23,283,718	24,752,900
EQUITY
Sony Group Corporation’s stockholders’ equity:	20
Common stock		880,365	880,365
Additional paid-in capital		1,461,053	1,463,807
Retained earnings		3,760,763	4,614,637
Accumulated other comprehensive income		1,222,332	494,407
Treasury stock, at cost		(180,042)	(223,507)
Equity attributable to Sony Group Corporation’s stockholders		7,144,471	7,229,709
Noncontrolling interests		52,778	58,613
Total equity		7,197,249	7,288,322
Total liabilities and equity		30,480,967	32,041,222
The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Income

		Yen in millions
		Fiscal year ended March 31
	Note	2021	2022	2023
Sales and financial services revenue:
Sales	22	7,333,670	8,396,702	10,095,841
Financial services revenue	5, 13	1,664,991	1,524,811	1,443,996
Total sales and financial services revenue		8,998,661	9,921,513	11,539,837
Costs and expenses:
Cost of sales	7, 17, 23	5,065,879	5,845,804	7,174,723
Selling, general and administrative	17, 23	1,473,154	1,588,473	1,969,170
Financial services expenses	5, 13, 17	1,501,674	1,374,037	1,224,208
Other operating (income) expense, net	23, 31	14,250	(65,494)	(12,021)
Total costs and expenses		8,054,957	8,742,820	10,356,080
Share of profit (loss) of investments accounted for using the equity method	8	11,551	23,646	24,449
Operating income		955,255	1,202,339	1,208,206
Financial income	24	83,792	19,304	31,058
Financial expenses	24	41,082	104,140	58,951
Income before income taxes		997,965	1,117,503	1,180,313
Income taxes	25	(45,931)	229,097	236,691
Net income		1,043,896	888,406	943,622
Net income attributable to
Sony Group Corporation’s stockholders		1,029,610	882,178	937,126
Noncontrolling interests		14,286	6,228	6,496

		Yen
		Fiscal year ended March 31
	Note	2021	2022	2023
Per share data:	26
Net income attributable to Sony Group Corporation’s stockholders
— Basic		836.75	711.84	758.38
— Diluted		823.77	705.16	754.95
The accompanying notes are an integral part of these statements.

F
-6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income

		Yen in millions
		Fiscal year ended March 31
	Note	2021	2022	2023
Net income		1,043,896	888,406	943,622
Other comprehensive income, net of tax —	20
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		144,740	(106,426)	(36,862)
Remeasurement of defined benefit pension plans		11,555	33,641	18,891
Share of other comprehensive income of investments accounted for using the equity method		87	577	145
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income		(205,549)	(416,904)	(884,678)
Cash flow hedges		51	4,735	12,379
Insurance contract valuation adjustments		(3,120)	599	1,714
Exchange differences on translating foreign operations		115,321	226,275	178,275
Share of other comprehensive income of investments accounted for using the equity method		798	1,501	3,554
Total other comprehensive income, net of tax		63,883	(256,002)	(706,582)
Comprehensive income		1,107,779	632,404	237,040
Comprehensive income attributable to
Sony Group Corporation’s stockholders		1,118,628	623,678	227,794
Noncontrolling interests		(10,849)	8,726	9,246
The accompanying notes are an integral part of these statements.

F
-7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2020		880,214	1,297,554	1,949,697	979,476	(232,503)	4,874,438	1,120,038	5,994,476
Comprehensive income:
Net income				1,029,610			1,029,610	14,286	1,043,896
Other comprehensive income, net of tax	20				89,018		89,018	(25,135)	63,883
Total comprehensive income				1,029,610	89,018		1,118,628	(10,849)	1,107,779
Transfer to retained earnings				5,472	(5,472)		—		—
Transactions with stockholders and other:
Exercise of stock acquisition rights			(354)	(735)		18,074	16,985		16,985
Conversion of convertible bonds			(3,671)	(8,198)		89,402	77,533		77,533
Stock-based compensation			1,577				1,577		1,577
Dividends declared (50.00 yen per share)				(61,343)			(61,343)	(12,996)	(74,339)
Purchase of treasury stock						(366)	(366)		(366)
Reissuance of treasury stock			354			1,165	1,519		1,519
Transactions with noncontrolling interests shareholders and other	20		194,137		457,235		651,372	(1,052,197)	(400,825)
Balance at March 31, 2021		880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021		880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income				882,178			882,178	6,228	888,406
Other comprehensive income, net of tax	20				(258,500)		(258,500)	2,498	(256,002)
Total comprehensive income				882,178	(258,500)		623,678	8,726	632,404
Transfer to retained earnings				39,425	(39,425)		—		—
Transactions with stockholders and other:
Issuance of new shares		151	151				302		302
Exercise of stock acquisition rights			547			12,785	13,332		13,332
Conversion of convertible bonds			(2,805)	(958)		18,278	14,515		14,515
Stock-based compensation			6,643				6,643		6,643
Dividends declared (60.00 yen per share)				(74,385)			(74,385)	(4,955)	(79,340)
Purchase of treasury stock	20					(88,624)	(88,624)		(88,624)
Reissuance of treasury stock			1,544			1,747	3,291		3,291
Transactions with noncontrolling interests shareholders and other			(34,624)				(34,624)	5,011	(29,613)
Balance at March 31, 2022		880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity (Continued)

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022		880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Comprehensive income:
Net income				937,126			937,126	6,496	943,622
Other comprehensive income, net of tax	20				(709,332)		(709,332)	2,750	(706,582)
Total comprehensive income				937,126	(709,332)		227,794	9,246	237,040
Transfer to retained earnings				18,593	(18,593)		—		—
Transactions with stockholders and other:
Exercise of stock acquisition rights			(14)	(1,352)		10,364	8,998		8,998
Conversion of convertible bonds			(2,588)	(13,858)		42,993	26,547		26,547
Stock-based compensation			11,064				11,064		11,064
Dividends declared (70.00 yen per share)				(86,635)			(86,635)	(5,980)	(92,615)
Purchase of treasury stock	20					(99,248)	(99,248)		(99,248)
Reissuance of treasury stock			1,242			2,426	3,668		3,668
Transactions with noncontrolling interests shareholders and other			(6,950)				(6,950)	2,569	(4,381)
Balance at March 31, 2023		880,365	1,463,807	4,614,637	494,407	(223,507)	7,229,709	58,613	7,288,322
The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows

		Yen in millions
		Fiscal year ended March 31
	Note	2021	2022	2023
Cash flows from operating activities:
Income before income taxes		997,965	1,117,503	1,180,313
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs		687,373	835,233	1,004,590
Amortization of deferred insurance acquisition costs		44,738	69,237	84,523
Other operating (income) expense, net	23	14,250	(65,494)	(12,021)
(Gain) loss on securities, net (other than Financial Services segment)	24	(62,704)	60,402	4,469
Share of profit of investments accounted for using the equity method, net of dividends		(5,012)	(13,934)	(17,696)
Change in future insurance policy benefits and other		358,666	458,880	234,102
Change in policyholders’ account in the life insurance business, less cash impact		558,539	238,309	15,523
Net cash impact of policyholders’ account in the life insurance business		134,299	227,262	346,455
Changes in assets and liabilities:
Increase in trade receivables and contract assets		(137,939)	(171,094)	(70,448)
Increase in inventories		(56,509)	(194,624)	(560,382)
Increase in investments and advances in the Financial Services segment		(1,977,092)	(1,724,164)	(1,250,078)
Increase in content assets		(309,178)	(502,253)	(603,314)
Increase in deferred insurance acquisition costs		(98,122)	(117,337)	(118,096)
Increase (decrease) in trade payables		288,854	126,989	(109,336)
Increase in deposits from customers in the banking business		333,075	230,236	300,201
Increase in borrowings in the life insurance business and the banking business		462,751	905,139	111,314
Increase in taxes payable other than income taxes, net		19,164	17,840	4,183
(Increase) decrease in other financial assets and other current assets		(9,703)	(17,681)	5,965
Increase in other financial liabilities and other current liabilities		23,906	66,407	122,878
Income taxes paid	25	(102,732)	(269,885)	(297,881)
Other		(24,372)	(43,328)	(60,573)
Net cash provided by operating activities		1,140,217	1,233,643	314,691
(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)

		Yen in millions
		Fiscal year ended March 31
	Note	2021	2022	2023
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets		(477,931)	(441,096)	(613,635)
Proceeds from sales of property, plant and equipment and other intangible assets		15,893	11,409	11,595
Payments for investments and advances (other than Financial Services segment)		(103,351)	(91,082)	(191,129)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)		20,352	16,081	13,548
Payments for purchases of businesses		(15,260)	(277,618)	(283,402)
Proceeds from sales of businesses		3,151	64,609	1,221
Other		(6,764)	(11,083)	9,138
Net cash used in investing activities		(563,910)	(728,780)	(1,052,664)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	14, 27	(18,334)	408	32,391
Proceeds from issuance of long-term debt	14, 27	236,935	31,458	361,776
Payments of long-term debt	14, 27	(89,918)	(194,562)	(132,198)
Proceeds from issuance of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Group Inc.		396,500	—	—
Payments of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Group Inc.		(396,500)	—	—
Dividends paid		(61,288)	(74,342)	(86,568)
Payments for purchases of treasury stock	20	(366)	(88,624)	(99,248)
Payment for purchase of noncontrolling interest in Sony Financial Group Inc.	20	(396,698)	—	—
Other		(8,864)	(10,916)	8,147
Net cash provided by (used in) financing activities		(338,533)	(336,578)	84,300
Effect of exchange rate changes on cash and cash equivalents		36,685	94,369	84,937
Net increase (decrease) in cash and cash equivalents		274,459	262,654	(568,736)
Cash and cash equivalents at beginning of the fiscal year	27	1,512,523	1,786,982	2,049,636
Cash and cash equivalents at end of the fiscal year	27	1,786,982	2,049,636	1,480,900
The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Index to Notes to Consolidated Financial Statements

Sony Group Corporation and Consolidated Subsidiaries

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Notes to Consolidated Financial Statements

Sony Group Corporation and Consolidated Subsidiaries

1.	Reporting entity
Sony Group Corporation is a public company domiciled in Japan. Sony Group Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony” or “Sony Group”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets such as network services, home gaming consoles and software, televisions, audio and video recorders and players, still and video cameras, smartphones, and image sensors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles and game applications. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television networks and direct-to-consumer (“DTC”) streaming services. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance businesses through its Japanese insurance subsidiaries and banking business through a Japanese internet-based banking subsidiary.

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
Approval of consolidated financial statements
The consolidated financial statements were approved by Kenichiro Yoshida, Chairman and Chief Executive Officer and Representative Corporate Executive Officer, and Hiroki Totoki, President, Chief Operating Officer and Chief Financial Officer and Representative Corporate Executive Officer, on June 20, 2023.
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
Use of estimates and judgments
The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions. These estimates and assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Information about judgments that have been made in the process of applying accounting policies that have significant effects on the amounts reported in the consolidated financial statements is as follows:

•	Classification of financial instruments (Note 3 I (5))

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Change in presentation
Consolidated Statements of Cash Flows
Adjustments for foreign exchange fluctuations related to investments in the Financial Services segment and adjustments for foreign exchange fluctuations related to content assets, which were included in “Other” in cash flows from operating activities in the previous fiscal year, have been reclassified to “Increase in investments and advances in the Financial Services segment” and “Increase in content assets,” respectively, of cash flows from operating activities from the current fiscal year considering the materiality and the nature of the adjustments. Also, adjustments for changes in taxes payable other than income taxes, net, which were included in “Other” in cash flows from operating activities in the previous fiscal year, have been presented separately as “Increase in taxes payable other than income taxes, net” in cash flows from operating activities from the current fiscal year considering, among other things, the increase in materiality of the adjustments during the fiscal year ended March 31, 2023. As a result of these changes in presentation, reclassifications within cash flows from operating activities in the consolidated statements of cash flows for the fiscal years ended March 31, 2021 and 2022 have been made to conform to the presentation for the fiscal year ended March 31, 2023.
As a result, in the consolidated statements of cash flows for the fiscal year ended March 31, 2021 (39,514) million yen, which was previously included in “Other” in cash flows from operating activities, has been reclassified to (75,164) million yen of “Increase in investments and advances in the Financial Services segment” and 16,486 million yen of “Increase in content assets,” and also has been presented separately in 19,164 million yen of “Increase in taxes payable other than income taxes, net” of cash flows from operating activities. In the consolidated statements of cash flows for the fiscal year ended March 31, 2022
(189,295)
 million yen, which was previously included in “Other” in cash flows from operating activities, has been reclassified to
(194,499)
 million yen of “Increase in investments and advances in the Financial Services segment” and
(12,636)
 million yen of “Increase in content assets,” and also has been presented separately in 17,840 million yen of “Increase in taxes payable other than income taxes, net” of cash flows from operating activities.

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
All intercompany transactions and balances are eliminated in the preparation of the consolidated financial statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Sony recognizes identifiable assets acquired and the liabilities assumed of an acquiree at their fair valu
es at the acquisition date with
limited exceptions.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Non-derivative
financial assets held by Sony are classified as either financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, equity instruments measured at fair value through other comprehensive income or financial assets measured at fair value through profit or loss.
Financial assets measured at amortized cost
Sony classifies a financial asset as measured at amortized cost if the financial asset is held within a business model whose objective is to collect contractual cash flows and the cont
ractual terms of
the

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The financial asset is measured at amortized cost by using the effective interest method after initial recognition. On derecognition of a financial asset measured at amortized cost, the difference between the carrying amount and the consideration received or receivable is recognized in profit or loss.
Debt instruments measured at fair value through other comprehensive income
A debt instrument is classified as a financial asset measured at fair value through other comprehensive income if the debt instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial asset and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Changes in the fair value of the financial asset after initial recognition, except for impairment gains or losses and foreign exchange gains or losses, are recognized in other comprehensive income. Interest income from these financial assets is recognized in profit or loss using the effective interest method. On derecognition of a debt instrument measured at fair value through other comprehensive income, the cumulative amount previously recognized in other comprehensive income is reclassified to profit or loss.
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
In the life insurance business, investments held for variable life insurance and individual variable annuity contracts mainly consist of equity securities, debt securities and investment funds, which are measured at fair value through profit or loss.
For certain financial assets that would not normally be measured at fair value through profit or loss, Sony may, at initial recognition, choose the irrevocable option to measure such financial assets at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch.
In the banking business, Sony has made the irrevocable election as mentioned above for some fixed-rate debt securities. In relation to such debt securities, Sony utilizes derivatives to hedge the risk arising from the changes in the fair value of the debt securities due to unfavorable fluctuations of interest rates. Thus, this election is made to mitigate accounting mismatches derived from the changes in the fair value of the debt securities and derivatives used as hed
ging instruments by recognizing gains and losses from the changes in the fair value of the debt securities in profit or loss.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

b.	Derecognition
Sony derecognizes a financial asset when the co
ntrac
tual rights to the cash flows from the financial asset expire, or when Sony transfers the contractual rights to receive the cash flows of the financial asset and transfers substantially all of the risks and rewards of the financial asset.

c.	Impairment
Sony estimates expected credit losses and recognizes loss allowances for financial assets measured at amortized cost and debt instruments measured at fair value through other comprehensive income. At each reporting date, Sony measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. If, at the reporting date, the credit risk on a financial instrument has not increased significantly since initial recognition, Sony measures the loss allowance for that financial instrument at an amount equal to
12-month
expected credit losses. In assessing whether the credit risk has increased significantly or not, Sony uses the change in the risk of a default occurring over the expected life of the financial instrument and estimates expected credit losses by using the method which reflects the past loss rate and other reasonable and supportable forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.
Sony measures the expected credit losses of a financial asset in a way tha
t r
eflects an unbiased and probability-weighted amount incorporating the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.
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
If contractual terms of a loan have been
modified
, it is necessary to recalculate the gross carrying amount of that loan by using the original effective interest rate and recognize a modification gain or loss in profit or loss.

F
-18

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Intangible assets with finite useful lives mainly consist of patent rights, know-how,
license agreements, customer relationships, trademarks, software, television carriage contracts (broadcasting agreements), film costs, broadcasting rights, music catalogs, artist contracts, music distribution rights and game content. Patent rights, know-how,
license agreements, trademarks and software are generally amortized on a straight-line basis over 3 to 10 years. Customer relationships, television carriage contracts (broadcasting agreements), music catalogs, artist contracts, music distribution rights and game content are generally amortized on a straight-line basis, over 10 to 44 years. Film costs are amortized using an ultimate revenue method based on the ratio of current period actual revenues to the estimated remaining total revenues. Sony considers that amortization pursuant to the ultimate revenue method reflects the rate at which it plans to consume the future economic benefits related to the asset, and there is a high correlation between revenue and the consumption of the economic benefits embodied in the intangible assets. Broadcasting rights are generally amortized based on estimated usage or on a straight-line basis over the useful life.
Amortization of intangible assets is included in cost of sales and selling, general and administrative expenses in the consolidated statements of income. Certain intangible assets are assessed to have indefinite lives because there is no foreseeable limit to the period over which such assets are expected to generate net cash flows for Sony.
Film costs, broadcasting rights, music catalogs, artist contracts, music distribution rights and game content are collectively classified and presented as content assets in the consolidated statements of financial position.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Film costs include direct production costs, production overhead, and costs for acquisition and distribution rights for both motion picture and television productions. Broadcasting rights, consisting of acquired programming to be aired on Sony’s television networks and DTC streaming services, are recognized when the license period begins and the program is available for use. Music catalogs are exclusive rights to the recorded music master or music copyrights, which consist of melodies and lyrics of songs, that can be exploited and marketed in various markets. Artist contracts are contracts with recorded music artists or songwriters that provide Sony with exclusive rights to musical works. Music distribution rights are agreements to distribute music content owned by third parties. Game content includes internally developed content, content developed through a third-party arrangement where Sony owns the rights to the content, content acquired externally through contracts with third parties, and agreements to distribute game content owned by third parties
.

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
In accordance with IFRS 4 “Insurance Contracts” (“IFRS 4”), insurance contracts are recognized and measured according to the same accounting principles previously applied under generally accepted accounting principles in the United States.

i)	Deferred insurance acquisition costs
Costs that vary with and are directly related to the acquisition or renewal of insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing future insurance policy benefits. The deferred insurance acquisition costs for non-traditional
life insurance contracts are amortized over the expected life at a constant rate based on the present value of the estimated gross profit. Investment yields, mortality rates, lapse rates and discount rates are used as significant assumptions for the present value of the estimated gross profit.

ii)	Future insurance policy benefits
Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity rates, mortality rates, lapse rates and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits include the liabilities for the minimum guarantee benefits of individual variable annuity and variable life insurance contracts.

iii)	Policyholders’ account in the life insurance business
Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the end of the reporting period. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances. Liabilities for policyholders’ account in the life insurance business include the liabilities related to the individual variable annuity and variable life insurance contracts with minimum guarantee benefits.

iv)	Insurance-related accounts measured at fair value
Sony measures at fair value certain future insurance policy benefits and policyholders’ account in the life insurance business. The fair value measurement mitigates accounting mismatches related to the changes in the fair value between liabilities for those future insurance policy benefits and policyholders’ account due to changes in the minimum guarantee risk of individual variable annuity contracts with minimum guarantee benefits, and the underlying investment managed for policyholders and derivatives entered into related to such investments. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the certain subsidiary’s current credit spreads, and are recognized in other comprehensive income, net of tax. The amount recognized in other comprehensive income is reclassified to profit or loss when the insurance contract liabilities are derecognized.

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
Sony performs a shadow liability adequacy test on life insurance contracts quarterly. In a shadow liability adequacy test, mainly, future insurance policy benefits minus deferred insurance acquisition costs in the consolidated statements of financial position are compared to the present value of future cash flow on a best-estimate basis as of the end of reporting period to determine that the future insurance policy benefits are recorded at a sufficient level. If there is a shortage compared to the present value of future cash flows on a best-estimate basis at the time, the deferred insurance acquisition costs will be decreased to the extent of the shortage through other comprehensive income. If the deferred insurance acquisition costs are decreased to zero and the shortage remains, the future insurance policy benefits are increased by the remaining shortage through other comprehensive income.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Sony estimates the cost of restricted stock by the fair value of the stock granted on the grant date and recognizes the expense over the vesting period with a corresponding increase in equity.

iii)	Restricted stock unit plan
Sony estimates the cost of restricted stock units by the fair value of the units granted on the grant date and recognizes the expense over the vesting period with a corresponding increase in equity.

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Performance obligations in contracts for the Entertainment, Technology & Services (“ET&S”) and Imaging & Sensing Solutions (“I&SS”) segments are primarily to deliver various kinds of electronic equipment, instruments and devices to customers. Revenues from these performance obligations are generally recognized when a promised good is delivered to a customer. However, if the sales contract contains a customer acceptance provision, then revenues are recognized when the customer accepts the promised good or when a deemed acceptance occurs by the lapse of time. Revenues are also recognized over time, primarily from the provision of internet broadband network services to subscribers over the subscription period. Revenues are recognized net of anticipated returns and sales incentives.
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Within the Pictures segment, revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television programming for pay and free television exhibition and other markets are recognized when the product is available for use by the licensee. Revenues for motion picture and television program licensing arrangements involving multiple performance obligations, for example a fee for multiple titles, territories or availability dates, are allocated based on the relative standalone selling price of each performance obligation using Sony’s best estimate based on available information such as market conditions and internal pricing guidelines. Each individual motion picture or television programming product delivered generally represents a separate performance obligation. Licensing revenue associated with renewals or extensions of existing agreements for motion pictures and television programming is recognized when the licensee can use and benefit from the content under the renewal or extension. Licensing revenue associated with minimum guarantees for a right to access Sony’s intellectual property is recognized ratably over the license term. For home entertainment distribution, revenues from the sale of physical products such as DVDs and
Blu-ray
Disc
™
, net of anticipated returns and sales incentives, are recognized when delivery has occurred and the product is available for sale to the public. Revenues from electronic sell-through and video-on-demand
are recognized when the product is made available for viewing via digital distribution platforms. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired, and the performance obligation in these arrangements is the delivery of advertising spots and may include a guaranteed amount of impressions. When a guarantee for a number of impressions is not achieved, revenues are not recognized until additional advertising spots are delivered to provide the guaranteed impressions. Revenues from subscription fees received by television networks and DTC streaming services are recognized when the service is provided. The performance obligation under network subscription arrangements is a right to use Sony’s intellectual property that is satisfied as programming is provided over the term of the arrangement.
Within the Financial Services segment, traditional life insurance policies that Sony underwrites in the life insurance business, most of which are categorized as long-duration contracts, mainly consist of whole life, term life, and disease and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders. Amounts received as payment for non-traditional
contracts such as interest sensitive whole life contracts, variable life insurance contracts, individual variable annuity contracts and other contracts without life contingencies are recognized in policyholders’ account in the life insurance business. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue. Property and casualty insurance policies that Sony underwrites in the non-life
insurance business are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Costs classified as selling expenses relate to promoting and selling products and include items such as advertising, promotion, shipping and warranty expenses. General and administrative expenses include operating items such as employee benefits expenses, depreciation of property, plant and equipment, office rental for sales, marketing and administrative divisions, loss allowance for trade receivables and amortization of intangible assets.

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
The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. However, in the Pictures segment, certain costs are charged to cost of sales as they are an integral part of producing and distributing motion pictures and television programming. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process
inventory. Shipping and handling activities that occur after control of the related good transfers are treated as separate performance obligations. Amounts paid by customers for shipping and handling costs are included in sales.

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

II.	Recently adopted accounting standards
Amendments to IAS 12 “Income taxes”
In May 2023, the IASB issued “International Tax Reform-Pillar Two Model Rules”. The amendments (i) introduce a temporary exception to the accounting for deferred taxes arising from the implementation of the Pillar Two model rules published by the Organization for Economic Co-operation and Development (OECD) and (ii) require additional disclosures. Sony retrospectively adopted the provision of the temporary exception to the accounting for deferred taxes from the fiscal year ended March 31, 2023. The additional disclosure requirements will be effective for Sony from the fiscal year ending March 31, 2024.

III.	New accounting standards and interpretations not yet adopted
Major new or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements which are not effective and have not yet been adopted by Sony as of March 31, 2023 are as follows:
IFRS 17 “Insurance Contracts”
The IASB issued IFRS 17 “Insurance Contracts” (“IFRS 17”) in May 2017 and Amendments to IFRS 17 in June 2020 and December 2021. IFRS 17 replaces IFRS 4 and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of IFRS 17. IFRS 17 provides a general model, supplemented by a specific approach for contracts with direct participation features (the variable fee approach) and a simplified approach (the premium allocation approach) mainly for short-duration contracts.
IFRS 17 become
s
effective for Sony as of April 1, 2023. On transition, Sony is required to apply IFRS 17 retrospectively unless such application is impracticable. If it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, either the modified retrospective approach, which uses reasonable and supportable information, or the fair value approach, which uses the fair value as of April 1, 2022, the transition date for IFRS 17, may be applied. If Sony cannot obtain reasonable and supportable information necessary to apply the modified retrospective approach, Sony will apply the fair value approach. Sony adopted IFRS 9 “Financial Instruments” (“IFRS 9”) before its initial application of IFRS 17 and will redesignate the measurement method of certain financial assets based on the facts and circumstances existing at the date of the initial application of IFRS 17 (April 1, 2023) in order to mitigate accounting mismatches arising from the assets and liabilities in the insurance business.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Applying IFRS 17 affects the measurement and presentation of insurance-related accounts, which are primarily included in future insurance policy benefits and other, policyholders’ account in the life insurance business, and deferred insurance acquisition costs in the consolidated statements of financial position under the currently applied standard, IFRS 4. These insurance-related accounts, after applying IFRS 17, are primarily recorded as insurance contracts liability in the consolidated statements of financial position. The financial services revenue, after applying IFRS 17, consists of insurance revenue and other financial services revenue, which are separately presented in the consolidated statements of income. The insurance revenue differs from insurance premium revenue under IFRS 4 mainly because the insurance revenue excludes any investment components that are deposits, as described in “(1) Significant accounting policies of IFRS 17, which Sony will apply from the fiscal year ending March 31, 2024.”
The estimated
effect of adopting IFRS 17 on Sony’s total equity as of April 1, 2022, the transition date for IFRS 17, is expected to be a reduction of approximately 1.5 trillion yen mainly due to the effect of the changes in discount rate used in measuring insurance contract liabilities.
These assessments and expectations above are preliminary and the actual result may differ upon adoption, as not all of the transition work has been finalized.

(1)	Significant accounting policies of IFRS 17, which Sony will apply from the fiscal year ending March 31, 2024
Insurance contract liabilities -

i)	Definition and classification of insurance contracts
Sony defines insurance contracts as the contracts under which Sony accepts significant insurance risk by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. In making this assessment, all substantive rights and obligations, including those arising from laws and regulations, are considered on a contract-by-contract
basis. Sony uses judgment in assessing whether there is a scenario with commercial substance in which there is the possibility of a loss on a present value basis and whether the accepted insurance risk is significant. Contracts that have a legal form of an insurance contract but do not transfer significant insurance risk to Sony are classified as investment contracts and accounted for as financial liabilities.
Insurance contracts that Sony underwrites in the life insurance business, which is included in the Financial Services segment, mainly consist of whole life, term life, disease and health insurance, variable life insurance, and individual variable annuity contracts. Sony classifies certain variable life insurance and individual variable annuity contracts as insurance contracts with direct participation features, if they meet all of the following conditions on initial recognition:

•	the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;

•	Sony expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items; and

•	Sony expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in the fair value of the underlying items.
All other insurance contracts are classified as insurance contracts without direct participation features.

ii)	Aggregation of insurance contracts
In measuring insurance contracts, Sony aggregates the insurance contracts into groups. Each group of insurance contracts is determined by identifying portfolios of insurance contracts. Each portfolio is comprised of contracts that are subject to similar risks and are managed together, and Sony divides each portfolio by each quarterly accounting period (to which the issue date of the insurance contracts belongs). The portfolios are then classified into one of the following three groups based on the profitability of contracts:

•	any contracts that are onerous on initial recognition;

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

•	any contracts that, on initial recognition, have no significant possibility of becoming onerous subsequently; and

•	any remaining contracts.

iii)	Recognition and derecognition of insurance contracts
A group of insurance contracts issued by Sony is recognized from the earliest of:

•	the beginning of the coverage period of the group of insurance contracts;

•	when the first payment from the policyholder in the group of insurance contracts becomes due; and

•	when facts and circumstances indicate that the group to which the insurance contract belongs is onerous.
If there is no contractual due date, the due date is considered as the day when the first payment is received from the policyholder.
In addition, only contracts that individually meet the recognition criteria by the end of the reporting period are included in the groups. When contracts individually meet the recognition criteria after the end of the reporting period, they are added to the groups in the reporting period in which they meet the recognition criteria. Composition of the groups is not reassessed in subsequent periods.
Insurance acquisition cash flows are allocated to groups of insurance contracts using a systematic and rational method and considering, in an unbiased way, all reasonable and supportable information that is available without undue cost or effort.
If insurance acquisition cash flows are directly attributable to a group of insurance contracts, they are allocated to that group. If insurance acquisition cash flows are directly attributable to a portfolio but not to a group of insurance contracts, then they are allocated to the groups in that portfolio using a systematic and rational method.
Sony derecognizes an insurance contract when it is extinguished, i.e., when the obligation specified in the insurance contract expires or is discharged or canceled. When an insurance contract is derecognized, Sony:

•	adjusts the fulfillment cash flows allocated to the group of insurance contracts to eliminate those relating to the derecognized rights and obligations;

•	adjusts the contractual service margin (“CSM”) of the group of insurance contracts for the change in the fulfillment cash flows; and

•	adjusts the number of coverage units expected for the remaining insurance contract services to reflect the number of coverage units derecognized from the group of insurance contracts.

iv)	Contract boundaries
In measuring groups of insurance contracts, Sony includes all of the future cash flows within the boundary of each contract in the group. Cash flows are within the contract boundary if they arise from substantive rights and obligations that exist during the reporting period in which the policyholder is obliged to pay premiums or Sony has a substantive obligation to provide services (including insurance coverage and any investment services).
A substantive obligation to provide services ends when Sony:

(a)	has the practical ability to reassess the risks of the particular policyholder and can set a price or level of benefits that fully reflects those reassessed risks; or

(b)
has the practical ability to reassess the risks of the portfolio that contains the contract and can set a price or level of benefits that fully reflects the risks of that portfolio, and the pricing of the premiums up to the reassessment date does not take into account risks that relate to periods after the reassessment date.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

For cash flows arising during the period after the renewal of the insurance contract, which has automatic renewal clauses, Sony assesses the contract boundaries and determines that they are within the existing contract boundaries when Sony does not have the above practical ability to reassess the risks.

v)	Initial measurement of insurance contracts not measured under the premium allocation approach (“PAA”)
On initial recognition, Sony measures a group of insurance contracts as the total of the following:

(a)	Fulfillment cash flows
The fulfillment cash flows of the groups of insurance contracts consist of estimates of the future cash flows and risk adjustments for non-financial
risk. The estimates of the future cash flows are adjusted to reflect the time value of money and the associated financial risks, and do not reflect Sony’s non-performance
risk. The discount rates reflect the characteristics of the cash flows arising from the groups of insurance contracts, including timing, currency and liquidity of cash flows. The determination of the discount rate that reflects the characteristics of the cash flows and liquidity characteristics of the insurance contracts involves significant estimation. The risk adjustment for non-financial
risk, determined separately from the other estimates, is designed to reflect the compensation required for bearing uncertainty about the amount and timing of the cash flows that arises from non-financial
risk.

(b)	CSM
The CSM of a group of insurance contracts represents the unearned profit that Sony will recognize as it provides insurance contract services under those contracts.

vi)	Subsequent measurement of insurance contracts not measured under the PAA
The carrying amount of a group of insurance contracts at each reporting date is the sum of the liability for incurred claims and the liability for remaining coverage. The liability for incurred claims comprises the fulfillment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported. The liability for remaining coverage comprises the items described below.

(a)	Fulfillment cash flows
The fulfillment cash flows of groups of insurance contracts are measured at the reporting date using current estimates of future cash flows, current discount rates and current estimates of the risk adjustment for non-financial
risk.

(b)	CSM
The carrying amount of the CSM of contracts without direct participation features at each reporting date is the carrying amount at the beginning of the fiscal year, adjusted for the following items (among these, (2) and (3)1, (3)2 and (3)4 are measured using the discount rate determined at initial recognition
(locked-in
discount rate):

(1)	the effect of any new contracts that are added to the group during the current fiscal year;

(2)	interest accreted on the carrying amount of the CSM during the current fiscal year;

(3)	the changes in fulfillment cash flows relating to future service including the following items below:

1.
experience adjustments arising from premiums received in the current fiscal year that relate to future services (including those for related cash flows such as insurance acquisition cash flows and premium-based taxes);

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

2.	changes in estimates of the present value of future cash flows in the liability for remaining coverage (excluding the effect of the time value of money, financial risk and changes therein);

3.	differences between any investment component expected to become payable in the current fiscal year and the actual investment component that becomes payable in the current fiscal year; and

4.	changes in the risk adjustment for non-financial risk that relate to future services;

(4)	the effect of any currency exchange differences; and

(5)	the amount recognized as insurance revenue for insurance contract services provided during the current fiscal year, which is determined after all the adjustments above.
The carrying amount of the CSM of contracts with direct participation features at each reporting date is the carrying amount at the beginning of the fiscal year, adjusted for the following items:

(1)	the effect of any new contracts that are added to the group during the current fiscal year;

(2)	changes in Sony’s share of the fair value of the underlying items;

(3)	changes in the fulfillment cash flows that do not vary based on the returns of underlying items including the following items below:

1.	changes in the effect of the time value of money and financial risks including the effect of financial guarantees;

2.
experience adjustments arising from premiums received in the current fiscal year that relate to future services (including those for related cash flows such as insurance acquisition cash flows and premium-based taxes);

3.	changes in estimates of the present value of future cash flows in the liability for remaining coverage (excluding the effect of the time value of money, financial risk and changes therein);

4.	differences between any investment component expected to become payable in the current fiscal year and the actual investment component that becomes payable in the current fiscal year; and

5.	changes in the risk adjustment for non-financial risk that relate to future services;

(4)	the effect of any currency exchange differences; and

(5)	the amount recognized as insurance revenue for insurance contract services provided during the current fiscal year, which is determined after all the adjustments above.
Sony selects an accounting policy to update accounting estimates related to insurance contracts made in the previous interim consolidated financial statements in the subsequent annual and interim consolidated financial statements and to measure the annual results using the year-to-date
approach.
Changes in the fulfillment cash flows that relate to current or past services are recognized as profit or loss. Changes in the fulfillment cash flows that relate to future services are adjusted to the extent of the CSM carrying amount as follows:

•
when an increase in the fulfillment cash flows exceeds the carrying amount of the CSM, the CSM is reduced to zero and the excess is recognized as insurance service expenses and such excess is recorded as a loss component of the liability for the remaining coverage;

•	when the CSM is zero, changes in the fulfillment cash flows adjust the loss component within the liability for remaining coverage with correspondence to insurance service expenses; and

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

•	the excess of any decrease in the fulfillment cash flows over the loss component reduces the loss component to zero and reinstates the CSM.
When a loss component exists, Sony allocates the following items between the loss component and the remaining component of the liability for the remaining coverage for the respective group of insurance contracts, based on the ratio of the loss component to the fulfillment cash flows relating to the expected future cash outflows:

(1)	expected incurred claims and expenses for the period;

(2)	changes in the risk adjustment for non-financial risk for the risk expired; and

(3)	finance income (expenses) from insurance contracts issued.
The amounts of loss component allocation in (1) and (2) above reduce the respective components of insurance revenue and are reflected in insurance service expenses.

vii)	Application of the PAA
For certain insurance contracts in a group with a coverage period of one year or less at initial recognition, Sony uses the PAA to simplify the measurement of the group of insurance contracts.
Under the PAA, on initial recognition of each group of insurance contracts, the carrying amount of the liability for remaining coverage is measured at the premiums received on initial recognition, minus any insurance acquisition cash flows allocated to the group at the date of the receipt of the premiums. Sony amortizes insurance acquisition cash flows over the coverage period of the group of insurance contracts.
Subsequently, the carrying amount of the liability for remaining coverage is increased by any premiums received and the amortization of insurance acquisition cash flows recognized as expenses, and decreased by the amount recognized as insurance revenue for services provided and any additional insurance acquisition cash flows allocated after initial recognition.

viii)	Presentation
Portfolios of insurance contracts that are assets and those that are liabilities are presented separately in the consolidated statements of financial position. If no insured event has occurred and the surrender option has not been exercised as of the reporting date, the insurance contract liabilities are classified as non-current
liabilities. However, if an insured event occurs or the surrender option is exercised, Sony loses its rights to postpone the payment of these liabilities. In this case, the insurance contract liabilities are classified as current liabilities, as they are due to be settled within 12 months after the end of the reporting period.
Sony disaggregates amounts recognized in the consolidated statements of income and the consolidated statements of comprehensive income into an insurance service result, which is comprised of insurance revenue and insurance service expenses, and insurance finance income or expenses. Sony does not disaggregate changes in the risk adjustment for non-financial
risk between the insurance service result and insurance finance income or expenses and includes them in the insurance service result.

(a)	Insurance revenue
Insurance revenue excludes any investment components and is recognized as follows:

(1)	Contracts not measured under the PAA
Sony recognizes insurance revenue as it provides insurance contract services. For contracts not measured under the PAA, the insurance revenue relating to services provided for each period represents the total of the changes in the liability for remaining coverage that relate to services for which Sony expects to receive consideration, and primarily comprises the following items:

•	a release of the CSM, measured based on coverage units provided during the fiscal year;

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

•	changes in the risk adjustment for non-financial risk relating to current services;

•	claims and other insurance service expenses incurred during the year, measured at the amounts expected at the beginning of the fiscal year; and

•	allocation of the amount of insurance acquisition cash flows in a systematic way based on the passage of time.
The release amount of the CSM of a group of insurance contracts that is recognized as insurance revenue in each fiscal year is determined by identifying the coverage units in the group and recognizing in profit or loss the amount of the CSM allocated to the coverage units provided during the fiscal year. The number of coverage units is the quantity of services provided based on the insurance contracts in the group, determined by considering the quantity of benefits to be provided by each insurance contract in the group and the expected coverage period.
Services provided based on insurance contracts include insurance coverage and, for all direct participating contracts, investment related services for managing underlying items on behalf of policyholders. Insurance contracts other than direct participating contracts include investment return services for generating an investment return for the policyholder.

(2)	Contracts measured under the PAA
For contracts measured under the PAA, the insurance revenue for each period is the amount of expected premium receipts for providing services during the period. Sony allocates the expected premium receipts to each period based mainly on the passage of time.

(b)	Insurance service expenses
Insurance service expenses arising from insurance contracts comprise the following items:

(1)	incurred claims and benefits excluding investment components and reduced by the loss component allocation;

(2)	other incurred and directly attributable insurance service expenses (reduced by the loss component allocation);

(3)	amortization of insurance acquisition cash flows;

(4)	changes that relate to past services (e.g., changes in the fulfillment cash flows relating to the liability for incurred claims; and

(5)	changes that relate to future services (e.g., losses on onerous insurance contracts and reversal of those losses arising from changes in the loss components).
For contracts not measured under the PAA, amortization of insurance acquisition cash flows is reflected in insurance service expenses in the same amount as insurance acquisition cash flows recovery reflected within insurance revenue as described above.

(c)	Insurance finance income and expenses
Insurance finance income and expenses comprise changes in the carrying amounts of groups of insurance contracts arising from the effects of the time value of money, financial risk and changes therein. Sony has chosen to disaggregate insurance finance income or expenses between profit or loss and other comprehensive income for contracts without direct participation features, excluding certain variable life insurance and individual variable annuity contracts. The amount included in profit or loss is determined by a systematic allocation of the expected total insurance finance income or expenses over the duration of the group of insurance contracts. The amount of systematic allocation is determined using the discount rates determined on initial recognition of the group of insurance contracts. For insurance finance income or expenses arising from the CSM, the discount rates determined on initial recognition of the group of insurance contracts are used. As a result of this systematic allocation, the total amounts recognized in other comprehensive income is equal to zero over the duration of the group of insurance contracts. In addition, the cumulative amount recognized in other comprehensive income at any point in time is the difference between the carrying amount of the group of insurance contracts and the amount measured by this systematic allocation.

SONY GRO
U
P CORPORATION AND CONSOLIDATED SUBSIDIARIES

For contracts with direct participation features, the insurance finance income or expenses include changes in the value of underlying items (excluding additional premium payments and withdrawals), all of which are recognized in profit or loss.

(2)	Significant judgments and estimates for IFRS 17, which Sony will apply from the fiscal year ending March 31, 2024

i)	Measurement methods and inputs for insurance contracts
Sony estimates the mortality and morbidity rates based on the most recent actual outcomes and analyzes the historical experience and trends in data using statistical methods. When estimating the mortality and morbidity rates for each group of insurance contracts, Sony takes into account the characteristics of policyholders including gender, health conditions and smoking habits and the characteristics of the group of insurance contracts such as the selective effects over time. The estimates are revised in a timely manner to reflect changes in lifestyle, as well as changes in social conditions such as improvement of mortality and morbidity rates in the future.
Sony estimates the lapse and surrender rates based on the most recent actual outcomes and determines the probability-weighted lapse and surrender rates for each group of insurance contracts by analyzing historical experience and trends in data using statistical methods. Lapse and surrender rates are estimated, taking into account both ordinary and dynamic lapses, and reflect the tendency to higher surrender rates when the yield on contracts increases or exceeds the guaranteed minimum for certain insurance contracts. In determining the lapse and surrender rates, historical actual data is considered. If no clear correlation is found in historical actual data, the actual results of similar products as well as domestic and overseas practical trends are used as reference.
Sony projects estimates of future expenses based on the current expense levels. The expenses comprise expenses directly attributable to the group of insurance contracts, including the allocation of fixed and variable overhead expenses. In addition, Sony applies inflation adjustments to the estimated claims to be paid in future.

ii)	Discretionary participation features of future cash flows
For certain participating insurance contracts other than direct participating contracts, the effect of discretionary changes on the fulfillment cash flows is adjusted in the contractual service margin. Although Sony has discretionary participation features related to the investment policy for these contracts, the investment policy is established based on the market conditions. Therefore, the effect of changes in assumptions that relate to financial risk on the investment policy is included in insurance finance income or expenses. In addition, since the dividend policy can be changed at Sony’s discretion, the effect of changes in the dividend policy on the fulfillment cash flows is adjusted in the contractual service margin.

iii)	Risk adjustments for non-financial risk
Risk adjustments for
non-financial
risk are determined to reflect the compensation that each insurance subsidiary would require for bearing non-financial
risk, and are allocated to groups of insurance contracts based on an analysis of the risk profiles of the groups. Risk adjustments for non-financial
risk reflect the diversification benefits, in a way that is consistent with the compensation that the insurance company would require and that reflects its degree of risk aversion.
The risk adjustments for
non-financial
risk are determined mainly using a cost of capital technique. In applying a cost of capital technique, Sony determines the risk adjustment for non-financial
risk by applying a
cost-of-capital
rate to the amount of capital required for each future reporting date and discounting the result using risk-free rates adjusted for illiquidity. The required capital is determined by estimating the probability distribution of the present value of future cash flows from insurance contracts at each future reporting date and calculating the capital that Sony would require to meet its contractual obligations to pay claims and expenses arising over the duration of the contracts at a 99.5% confidence level. The cost-of-capital
rate represents the additional reward that investors would require for exposure to the non-financial
risk.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

iv)	Discount rates
All
cash flows are discoun
te
d using risk-free yield curves adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts. Sony determines the risk-free yield curves using the yields on government bonds. The yield curve is determined by incorporating long-term real interest rate and inflation expectations. For extrapolation for the periods in which market data is not available, a method using an ultimate forward rate is used. To be specific, the method uses an ultimate forward rate of
3.5
%
and starts extrapolation in the 40th year (or the 30th year for U.S. dollar). The forward rates for the 41st year (or the 31st year for U.S. dollar) and onwards are extrapolated so that they will converge to the level of the ultimate forward rate in 30 years, using the Smith-Wilson method. To reflect the liquidity characteristics of the insurance contracts, the risk-free yield curves are adjusted by an illiquidity premium. Illiquidity premiums are determined by setting up a reference portfolio of Sony’s assets.

v)	Investment components
Sony identifies the investment component of an insurance contract by determining the amount that it would be required to repay to the policyholder in all circumstances, regardless of whether an insured event occurs or not. These include circumstances in which an insured event occurs or the contract matures or is terminated without an insured event occurring. Investment components are excluded from insurance revenue and insurance service expenses.

vi)	Determination of coverage units
The amount of the CSM of a group of insurance contracts that is recognized as insurance revenue in each year is determined by identifying the coverage units in the group and recognizing in profit or loss the amount of the CSM allocated to the coverage units provided during the year. The number of coverage units is determined by considering for each contract the quantity of benefits provided and its expected coverage period. To be specific, Sony determines the quantity of benefits based on:

•	the death benefit amount in the case of contracts for which the death benefit amount increases or decreases based on the period (e.g., whole life, term life and variable life insurance contracts);

•	the premium amount proportionate to the insurance period in the case of contracts whose host contract and riders have different coverage types (e.g., disease and health insurance contracts); and

•	the cash surrender value (or the premium reserve during the annuity payment period) in the case of annuity contracts with investment-related services (e.g., individual variable annuity contracts).
Sony considers the characteristics of insurance contracts and aggregates quantities of benefits related to insurance coverage, investment-return services and investment-related services when determining the relative weighting of the benefits provided to the policyholder by these services.

(3)	Disclosure of transition to IFRS 17
Upon transition to IFRS 17 as of April 1, 2022, Sony determined that it was impracticable to apply the full retrospective approach to certain groups of insurance contracts, as the necessary information was unavailable due to restrictions of contract data and systems in the past or it was impossible to recreate past estimation without the use of hindsight. Sony will apply alternative transition methods (the modified retrospective approach or the fair value approach) to groups of insurance contracts for which the full retrospective approach is impracticable as of the date of the transition.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony will apply the following approaches on transition to
IFRS 17:

Year of issue (fiscal year)	Transition approach
2015 and thereafter	For all groups of insurance contracts: Full retrospective approach
1993 – 2014	For groups of insurance contracts with direct participation features and certain groups of insurance contracts without direct participation features: Fair value approach
For other groups of insurance contracts: Modified retrospective approach
In and before 1992	For all groups of insurance contracts: Fair value approach
Modified retrospective approach
The objective of the modified retrospective approach is to achieve the closest outcome to retrospective application possible using reasonable and supportable information available without undue cost or effort. Sony will apply each of the following modifications only to the extent that it does not have reasonable and supportable information to apply IFRS 17 retrospectively.
Sony will apply the following modifications to certain groups of insurance contracts:

•
For groups of contracts issued,
initiated
or acquired from April 1, 1993 to March 31, 2015, the future cash flows on initial recognition are estimated by adjusting the amount as of April 1, 2015, which can be determined retrospectively, for the cash flows that are known to have occurred before that date;

•
For groups of contracts issued, initiated or acquired from April 1, 1993 to March 31, 2013, the illiquidity premiums applied to the observable risk-free yield curves on initial recognition are estimated by determining an average spread between the observable risk-free yield curves and the discount rates, which can be determined retrospectively, for the period from April 1, 2013 to March 31, 2022. The amount of insurance finance income or expenses recognized in accumulated other comprehensive income as of April 1, 2022 is calculated by using this discount rate; and

•	The risk adjustment for non-financial risk on initial recognition is determined by adjusting the amount as of April 1, 2022 for the expected release of risk before April 1, 2022.
After applying such modifications to fulfillment cash flows, the CSM (or the loss component) on initial recognition is determined as follows:

•
the amount of the CSM recognized as profit or loss before April 1, 2022 is determined by comparing the remaining coverage units as of the date of the transition and the coverage units provided based on groups of insurance contracts before the date of the transition; and

•
the amount allocated to the loss component before April 1, 2022 is determined using the proportion of the loss component relative to the total estimate of the present value of the future cash outflows plus the risk adjustment for non-financial
risk on initial recognition.

Fair value approach
Under the fair value approach, the CSM (or the loss component) as of April 1, 2022 is determined as the difference between the fair value of a group of insurance contracts at that date and the fulfillment cash flows at that date.
For all insurance contracts measured under the fair value approach, Sony uses reasonable and supportable information available as of April 1, 2022 to determine the following matters:

•	how to identify groups of contracts;

•	whether a contract meets the definition of an insurance contract with direct participation features; and

•	how to identify discretionary cash flows for contracts without direct participation features.
For groups of contracts measured under the fair value approach, the discount rates on initial recognition are determined as of April 1, 2022 instead of at the date of initial recognition.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

For all insurance contracts measured under the fair value approach, the amount of insurance finance income or expenses recognized in accumulated other comprehensive income as of April 1, 2022 is determined to be zero.
Amendments to IAS 1 “Presentation of Financial Statements”
In January 2020, the IASB issued “Classification of Liabilities as Current or
Non-current”
(“Amendments to IAS 1”). The amendments clarify the right to defer settlement, which is one of the existing requirements when classifying a liability to current or non-current.
The amendments will be effective for Sony as of April 1, 2024. The impact of the amendments on Sony’s results of operations and financial position is being evaluated.
In October 2022, the IASB issued “A
Non-current
Liability with Covenants” (“Amendments to IAS 1”). The amendments were issued to improve the information a company provides about long-term debt with covenants by enabling investors to understand the risk that such debt could become repayable within twelve months. The amendments will be effective for Sony as of A pr
il 1, 2024. The impact of the amendments on Sony’s results of operations and financial position is being evaluated.

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
The former Electronics Products & Solutions segment has been renamed the Entertainment, Technology & Services (ET&S) segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.
The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life
insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment sales and financial services revenue:

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Sales and financial services revenue:
Game & Network Services —
Customers	2,604,713	2,674,356	3,538,533
Intersegment	51,565	65,407	106,065

Total	2,656,278	2,739,763	3,644,598
Music —
Customers	927,250	1,100,532	1,364,815
Intersegment	12,617	16,417	15,817

Total	939,867	1,116,949	1,380,632
Pictures —
Customers	751,800	1,236,399	1,364,887
Intersegment	1,187	2,512	4,535

Total	752,987	1,238,911	1,369,422
Entertainment, Technology & Services —
Customers	2,016,887	2,297,886	2,436,739
Intersegment	51,200	41,300	39,286

Total	2,068,087	2,339,186	2,476,025
Imaging & Sensing Solutions —
Customers	937,859	992,200	1,301,481
Intersegment	74,638	84,224	100,706

Total	1,012,497	1,076,424	1,402,187
Financial Services —
Customers	1,664,991	1,524,811	1,443,996
Intersegment	9,011	9,018	10,550

Total	1,674,002	1,533,829	1,454,546
All Other —
Customers	84,202	82,264	72,338
Intersegment	16,534	16,519	15,285

Total	100,736	98,783	87,623
Corporate and elimination	(205,793)	(222,332)	(275,196)

Consolidated total	8,998,661	9,921,513	11,539,837

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

F-3
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit (loss):

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Operating income (loss):
Game & Network Services	341,718	346,089	250,006
Music	184,786	210,933	263,107
Pictures	79,851	217,393	119,255
Entertainment, Technology & Services	127,859	212,942	179,461
Imaging & Sensing Solutions	145,884	155,597	212,214
Financial Services	154,765	150,111	223,935
All Other	7,178	17,981	16,849

Total	1,042,041	1,311,046	1,264,827
Corporate and elimination	(86,786)	(108,707)	(56,621)

Consolidated operating income	955,255	1,202,339	1,208,206
Financial income	83,792	19,304	31,058
Financial expenses	(41,082)	(104,140)	(58,951)

Consolidated income before income taxes	997,965	1,117,503	1,180,313

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.
Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	—	14	144
Music	570	4,073	7,063
Pictures	123	(664)	515
Entertainment, Technology & Services	57	1,103	1,076
Imaging & Sensing Solutions	(123)	(603)	(1,128)
Financial Services	—	—	—
All Other	10,924	19,723	16,779

Consolidated total	11,551	23,646	24,449

Depreciation and amortization:
Game & Network Services	52,987	61,219	87,201
Music	46,217	61,465	67,240
Pictures	290,895	396,251	506,697
Entertainment, Technology & Services	82,174	91,759	97,448
Imaging & Sensing Solutions	159,469	172,842	196,674
Financial Services, including deferred insurance acquisition costs	68,598	94,169	110,856
All Other	7,686	4,300	4,376

Total	708,026	882,005	1,070,492
Corporate	24,085	22,465	18,621

Consolidated total	732,111	904,470	1,089,113

F-
40

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sales to customers by product category:
The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Sales and financial services revenue:
Game & Network Services
Digital Software and Add-on Content	1,454,654	1,424,459	1,523,045
Network Services	382,950	409,355	464,676
Hardware and Others	767,109	840,542	1,550,812

Total	2,604,713	2,674,356	3,538,533
Music
Recorded Music — Streaming	337,100	462,368	598,868
Recorded Music — Others	179,167	206,412	286,270
Music Publishing	156,862	200,334	276,665
Visual Media and Platform	254,121	231,418	203,012

Total	927,250	1,100,532	1,364,815
Pictures
Motion Pictures	265,301	518,840	464,043
Television Productions	267,123	419,494	536,250
Media Networks	219,376	298,065	364,594

Total	751,800	1,236,399	1,364,887
Entertainment, Technology & Services
Televisions	709,007	858,837	733,251
Audio and Video	313,975	326,704	391,608
Still and Video Cameras	338,694	414,898	565,018
Mobile Communications	358,580	365,864	356,771
Other	296,631	331,583	390,091

Total	2,016,887	2,297,886	2,436,739
Imaging & Sensing Solutions	937,859	992,200	1,301,481
Financial Services	1,664,991	1,524,811	1,443,996
All Other	84,202	82,264	72,338
Corporate	10,959	13,065	17,048

Consolidated total	8,998,661	9,921,513	11,539,837

In the G&NS segment, Digital Software and
Add-on
Content includes distribution of software titles and
add-on
content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music — Streaming includes the distribution of digital recorded music by streaming; Recorded Music — Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and DTC streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes
Blu-ray
disc players and recorders, home audio, headphones

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.
Geographic Information:
Sales and financial services revenue attributed to countries and areas based on location of external customers for the fiscal years ended March 31, 2021, 2022 and 2023 and non-current
assets (property, plant and equipment, ROU assets, goodwill, content assets and other intangible assets) as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Sales and financial services revenue:
Japan	2,965,936	2,764,321	2,691,972
United States	2,147,686	2,766,021	3,401,402
Europe	1,817,854	1,870,091	2,190,311
China	762,766	771,006	855,437
Asia-Pacific	861,623	1,149,261	1,563,414
Other Areas	442,796	600,813	837,301

Total	8,998,661	9,921,513	11,539,837

		Yen in millions
		March 31
		2022	2023
Non-current assets (property, plant and equipment, right-of-use assets, goodwill, content assets and other intangible assets):
Japan		1,592,981	1,875,354
United States		1,830,602	2,417,228
Europe		565,044	603,338
China		34,029	34,322
Asia-Pacific		158,030	186,359
Other Areas		91,001	107,162

Total		4,271,687	5,223,763

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Italy
(2) Asia-Pacific:	India, South Korea, Oceania, Thailand and Malaysia
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada
There are no individually material countries with respect to sales and financial services revenue or non-current
assets (property, plant and equipment, ROU assets, goodwill, content assets and other intangible assets) included in Europe, Asia-Pacific and Other Areas. As of March 31, 2023, Sony has suspended its business in Russia.
Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.
There were no sales or financial services revenue with any single major external customer for the fiscal years ended March 31, 2021, 2022 and 2023.

F-4
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

5.	Financial instruments

(1)	Financial instruments by measurement method
The carrying amount of Sony’s assets and liabilities by measurement method as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	March 31
	2022	2023
Assets:
Financial assets required to be measured at amortized cost (“AC”)
Investments and advances in the Financial Services segment
Debt securities	358,238	422,025
Housing loans in the banking business	2,752,985	3,129,393
Other loans	230,516	229,666
Trade and other receivables *
Trade receivables	1,617,323	1,761,025
Other receivables	2,736	2,712
Other financial assets
Time deposit	39,223	36,671
Security deposit	121,856	95,813
Non-current other receivables in the Pictures segment	166,279	152,619
Other	16,425	19,582
Financial assets required to be measured at fair value through profit or loss (“FVPL”)
Investments and advances in the Financial Services segment
Debt securities	1,012,057	1,059,718
Equity securities	1,798,536	2,123,062
Other financial assets
Debt securities	16,013	20,905
Equity securities	120,274	125,590
Derivative assets	61,023	70,144
Financial assets designated to be measured at FVPL
Investments and advances in the Financial Services segment
Debt securities	267,169	188,906
Financial assets required to be measured at fair value through other comprehensive income (“FVOCI”)
Investments and advances in the Financial Services segment
Debt securities	12,378,244	11,615,862
Other financial assets
Debt securities	522	125
Financial assets designated to be measured at FVOCI
Investments and advances in the Financial Services segment
Equity securities	8,016	5,453
Other financial assets
Equity securities	303,992	421,845

Total assets	21,271,427	21,481,116

Current assets	2,130,033	2,203,044
Non-current assets	19,141,394	19,278,072

*	The amounts of trade and other receivables exclude contract assets within trade and other receivables, and contract assets in the consolidated statements of financial position.

F-4
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Cash and cash equivalents are excluded from the table above. Refer to Note 27.

	Yen in millions
	March 31
	2022	2023
Liabilities:
Financial liabilities required to be measured at AC
Short-term borrowings	1,976,553	1,914,934
Current portion of long-term debt	171,409	187,942
Trade and other payables
Trade payables	1,716,316	1,701,598
Other payables	126,926	162,475
Deposits from customers in the banking business *1	3,004,215	3,306,981
Long-term debt	1,203,646	1,767,696
Deferred consideration *2	—	87,937
Other financial liabilities	63,281	61,128
Financial liabilities required to be measured at FVPL
Other financial liabilities
Derivative liabilities	72,120	34,123
Contingent consideration	21,552	51,512
Financial liabilities designated to be measured at FVPL
Other financial liabilities
Redeemable noncontrolling interests	34,995	47,326

Total liabilities	8,391,013	9,323,652

Current liabilities	6,975,408	7,205,678
Non-current liabilities	1,415,605	2,117,974

*1	Deposits from customers in the banking business include the non-current portion that is recorded within other financial liabilities in the consolidated statements of financial position.
*2	Deferred consideration is recorded within other financial liabilities or trade and other payables in the consolidated statements of financial position.

(2)	Financial instruments measured at fair value on a recurring basis
The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.
Debt instruments and equity instruments
Where quoted prices of financial instruments are available in an active market, these instruments are classified in Level 1 of the fair value hierarchy. Level 1 financial instruments include exchange-traded equity instruments. If quoted market prices are not available for the specific financial instruments or the market is inactive, then fair values are estimated by using pricing models, quoted prices of financial instruments with similar characteristics or discounted cash flows and mainly classified in Level 2 of the fair value hierarchy. Level 2 financial instruments include debt instruments with quoted prices that are not traded as actively as exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, these instruments are classified within Level 3 of the fair value hierarchy. Level 3 financial instruments primarily include certain private equity investments, investment funds, securitized products which are not classified within Level 1 or Level 2 and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. Sony estimates the fair value for private equity investments primarily by using comparable company analysis and discounted cash flow method. The price b
o
ok-value ratio and price earnings ratio of comparable companies, as well as cost of capital and EBITDA multiples for the terminal value used in

F-4
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

discounted cash flow method, are primarily used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as the price book-value ratio and price earnings ratio of comparable companies rise (decline). In addition, the fair value increases (decreases), as the cost of capital declines (rises) and EBITDA multiples rise (decline), both of which are used in discounted cash flow. Sony estimates the fair value for certain investment funds by using the net asset value. Sony estimates the fair value for securitized products and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs by using third-party information such as indicative quotes from dealers without adjustment or discounted cash flows. For validating the fair values of Level 3 financial instruments, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.
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

F-4
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2022 and 2023 is as follows:

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

F-4
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2023
					Presentation in the consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	—	422,739	—	422,739	—	—	422,739	—
Japanese local government bonds	—	600	—	600	—	—	600	—
Japanese corporate bonds	—	16,872	38	16,910	—	—	16,872	38
Foreign government bonds	30,100	173,393	—	203,493	—	—	203,493	—
Foreign corporate bonds	—	5,515	3,377	8,892	—	—	5,515	3,377
Securitized products	—	—	—	—	—	—	—	—
Investment funds	—	367,193	60,796	427,989	—	—	410,499	17,490
Equity securities	2,236,646	5,217	6,789	2,248,652	—	—	2,123,062	125,590
Derivative assets
Interest rate contracts	—	43,844	—	43,844	—	438	—	43,406
Foreign exchange contracts	—	21,318	—	21,318	—	19,978	—	1,340
Equity contracts	290	—	4,692	4,982	—	4,982	—	—
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	—	8,830	—	8,830	1,001	—	7,829	—
Japanese local government bonds	—	16,038	—	16,038	2,010	—	14,028	—
Japanese corporate bonds	—	3,315	—	3,315	—	—	3,315	—
Foreign government bonds	—	15,325	—	15,325	—	—	15,325	—
Foreign corporate bonds	—	141,857	3,541	145,398	21,227	—	124,171	—
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	—	9,095,550	—	9,095,550	—	—	9,095,550	—
Japanese local government bonds	—	43,655	—	43,655	1,369	—	42,286	—
Japanese corporate bonds	—	736,204	171,622	907,826	6,815	—	901,011	—
Foreign government bonds	—	1,166,279	—	1,166,279	—	—	1,166,154	125
Foreign corporate bonds	—	307,717	24,672	332,389	46,367	—	286,022	—
Securitized products	—	29,697	40,591	70,288	—	—	70,288	—
Financial assets designated to be measured at FVOCI
Equity securities	103,270	—	324,028	427,298	—	—	5,453	421,845

Total assets	2,370,306	12,621,158	640,146	15,631,610	78,789	25,398	14,914,212	613,211

					Presentation in the consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	—	5,656	—	5,656	427	5,229
Foreign exchange contracts	—	19,876	—	19,876	18,679	1,197
Equity contracts	3,321	5,270	—	8,591	8,591	—
Contingent consideration	—	—	51,512	51,512	14,790	36,722
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	—	—	47,326	47,326	—	47,326

Total liabilities	3,321	30,802	98,838	132,961	42,487	90,474

Cash and cash equivalents are excluded from the tables above. Refer to Note 27.
Transfers of debt securities from Level 2 to Level 1 were 1,953 million yen and 2,704 million yen for the fiscal years ended March 31, 2022 and 2023, respectively, as quoted prices in acti
ve markets for certain debt securities became available. Transfers of debt securities from Level 1 to Level 2 were 2,523 million yen
and

F-4
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

1,982 million yen for the fiscal years ended March 31, 2022 and 2023, respectively, as quoted prices in active markets for certain debt securities were not available.
Transfers of equity securities from Level 2 to Level 1 were 12,276 million yen and 24,958 million yen for the fiscal year
s
ended March 31, 2022 and 2023, respectively, as quoted prices in active markets for certain equity securities became available.
The valuation techniques used to measure the fair value of assets and liabilities classified as Level 3, significant unobservable inputs, and their range are as follows:

	Valuation technique(s)	Significant unobservable inputs	Range
			March 31, 2022	March 31, 2023
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	Discounted cash flow	Credit spread *	26bp-67bp	34bp-63bp
Foreign corporate bonds			0bp-170bp	10bp
Securitized products			100bp-160bp	150bp-190bp

*	bp = basis point
The decrease (increase) in fair value is the result of rise (decline) of credit spreads.
For the above assets classified as Level 3, the fair value would not change significantly, even if one or more of the significant unobservable inputs are changed to reflect reasonably possible alternative assumptions.
The changes in fair value of Level 3 assets and liabilities for the fiscal years ended March 31, 2022 and 2023 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2022
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers into Level 3 *4	Transfers out of Level 3 *5	Other	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	62	—	—	20	—	—	(34)	(30)	18
Foreign corporate bonds	213	5	—	10	—	—	—	(111)	117
Securitized products	6,142	—	—	—	(2,429)	—	—	—	3,713
Investment funds	37,254	5,678	394	22,079	(16,885)	—	—	—	48,520
Equity securities	3,172	(395)	(15)	477	(22)	—	—	—	3,217
Derivative assets
Equity contracts	10,176	(6,629)	477	—	—	—	—	—	4,024
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	—	337	—	—	—	3,288	—	—	3,625
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	93,288	(1)	(13,006)	73,964	—	—	—	—	154,245
Foreign corporate bonds	18,066	700	(5)	12,000	(9,868)	—	—	(56)	20,837
Securitized products	9,402	279	(82)	41,763	(10,625)	3,166	(4,044)	—	39,859
Financial assets designated to be me asured a t FVOCI
Equity securities	104,541	—	25,614	89,274	(5,825)	63	(7,884)	(274)	205,509
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	6,161	297	1,645	15,221	(1,762)	—	—	(10)	21,552
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	8,179	2,008	2,978	27,240	(5,285)	—	—	(125)	34,995

F-4
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2023
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers to Level 3 *4	Transfers out of Level 3 *5	Other	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	18	—	—	20	—	—	—	—	38
Foreign corporate bonds	117	(14)	—	3,434	(70)	—	—	(90)	3,377
Securitized products	3,713	—	—	—	(3,713)	—	—	—	—
Investment funds	48,520	(2,541)	395	17,254	(2,832)	—	—	—	60,796
Equity securities	3,217	(413)	—	4,021	(36)	—	—	—	6,789
Derivative assets
Equity contracts	4,024	(393)	356	705	—	—	—	—	4,692
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	3,625	(84)	—	—	—	—	—	—	3,541
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	154,245	6	(30,203)	47,574	—	—	—	—	171,622
Foreign corporate bonds	20,837	598	—	24,362	(21,125)	—	—	—	24,672
Securitized products	39,859	(389)	6	13,575	(15,048)	6,712	(4,124)	—	40,591
Financial assets designated to be measured at FVOCI
Equity securities	205,509	—	(24,913)	143,611	(126)	146	(600)	401	324,028
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	21,552	(475)	1,240	43,455	(13,951)	—	—	(309)	51,512
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	34,995	(1,410)	2,877	13,670	(2,802)	—	—	(4)	47,326

*1	For liability items, gains are presented as negative and losses are presented as positive.

*2
Gains (losses) recognized in net income are includ
ed in financ
ial services revenue, other operating (income) expense, net, financial income and financial expenses in the consolidated statements of income.

*3
Gains (losses) recognized in other comprehensive income are included in changes in equity instruments measured at fair value through other comprehensive income, changes in debt instruments measured at fair value through other comprehensive income and exchange differences on translating foreign operations in the consolidated statements of comprehensive income.

*4	Certain fi nancial assets were transferred to Level 3 because the observability of the inputs used decreased.

*5	Certain financial assets were transferred from Level 3 because observable market data became available.

F-4
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in unrealized gains (losses) recognized in net income for Level 3 assets and liabilities held as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023
Assets:
Financial assets required to be measured at FVPL
Debt securities
Foreign corporate bonds	5	(14)
Investment funds	4,562	(2,420)
Equity securities	98	(413)
Derivative assets
Equity contracts	(6,629)	(393)
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	337	(84)
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	—	6
Foreign corporate bonds	700	598
Securitized products	238	(389)
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	(513)	(2,683)
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	(1,878)	1,410
Gains (losses) recognized in net income are included in financial services revenue, other operating (income) expense, net, financial income and financial expenses in the consolidated statements of income.
Sony generally elects to designate investments in equity instruments held to promote its businesses and to maintain and enhance the business relationship as financial assets measured at fair value through other comprehensive income based on the purposes of holding the investments.
Equity instruments measured at fair value through other comprehensive income as of March 31, 2022 and 2023 comprise the following:

	Yen in millions
	March 31
	2022	2023
Marketable equity instruments	106,499	103,270
Non-marketable equity instruments	205,509	324,028

Total	312,008	427,298

Significant marketable equity instruments measured at fair value through other comprehensive income as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	March 31
	2022	2023
Bilibili Inc.	54,162	54,214
Toei Animation Co., Ltd.	8,371	10,407
ANYCOLOR Inc.	—	10,061
KADOKAWA Corporation	9,161	8,017
F-
50

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The balances of the
non-marketable
instruments measured at fair value through other comprehensive income by major sector categories as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	March 31
	2022	2023
Entertainment *1	148,283	259,214
Manufacturing *2	35,406	35,182
Information technology, Communication and Service *3	20,327	27,136

*1	Major investments included Epic Games, Inc. and Scopely, Inc.

*2	Major investments included Nichia Corporation.

*3	Major investments included Semiconductor Energy Laboratory Co., Ltd.
In order to enhance the efficiency of using assets held effectively, Sony derecognizes equity instruments measured at fair value through other comprehensive income upon the sale of the investment. Information relating to investments derecognized during the fiscal years ended March 31, 2022 and 2023 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023
Fair value at derecognition	11,015	625
Cumulative amount recognized in other comprehensive income, net of tax *	5,784	(298)
Dividend received	70	8

*	The cumulative amount recognized in other comprehensive income, net of tax, was transferred to retained earnings upon derecognition of the equity instruments.

(3)	Financial instruments measured at amortized cost
The fair values by fair value hierarchy level of certain financial instruments that are measured at amortized cost as of March 31, 2022 and 2023 are summarized as follows:

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

F-5
1

SONY GROUP CORPORATION AND CONSO
LID
ATED SUBSIDIARIES

	Yen in millions
	March 31, 2023
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese national government bonds	—	83,357	—	83,357	79,550
Japanese local government bonds	—	1,803	—	1,803	1,618
Japanese corporate bonds	—	3,337	—	3,337	3,483
Foreign corporate bonds	—	4,814	—	4,814	4,796
Securitized products	—	—	324,153	324,153	331,354
Other	—	41	1,173	1,214	1,224
Housing loans in the banking business	—	—	3,184,060	3,184,060	3,129,393

Total assets	—	93,352	3,509,386	3,602,738	3,551,418

Liabilities:
Long-term debt including the current portion	—	1,343,077	67,844	1,410,921	1,423,392

Total liabilities	—	1,343,077	67,844	1,410,921	1,423,392

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
The breakdown of income and expenses related to financial instruments in the Financial Services segment for the fiscal years ended March 31, 2021, 2022 and 2023 is as follows:

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

F-5
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2022
	Financial instruments required to be measured at FVPL	Financial instruments designated to be measured at FVPL	Financial assets measured at AC	Financial liabilities measured at AC	Debt instruments measured at FVOCI	Equity instruments measured at FVOCI	Total
Income
Net gains (losses) recognized in profit or loss	225,922	(6,673)	14,765	(49,110)	148,813	—	333,717
Total interest income	—	—	32,839	—	180,006	—	212,845
Dividend income	—	—	—	—	—	85	85
Expenses
Total interest expenses	—	—	—	3,838	—	—	3,838
Impairment losses (gains) on financial assets	—	—	19	—	24	—	43

	Yen in millions
	March 31, 2023
	Financial instruments required to be measured at FVPL	Financial instruments designated to be measured at FVPL	Financial assets measured at AC	Financial liabilities measured at AC	Debt instruments measured at FVOCI	Equity instruments measured at FVOCI	Total
Income
Net gains (losses) recognized in profit or loss	47,709	(2,493)	14,944	(58,484)	140,589	—	142,265
Total interest income	—	—	47,054	—	198,549	—	245,603
Dividend income	—	—	—	—	—	195	195
Expenses
Total interest expenses	—	—	—	29,774	—	—	29,774
Impairment losses (gains) on financial assets	—	—	144	—	8	—	152

6.	Financial risk management

(1)	Capital risk
Sony uses Return on Equity (“ROE”) as an indicator for capital risk management.

	March 31
	2022	2023
ROE*	12.8%	13.0%

*	ROE is calculated using equity attributable to Sony Group Corporation’s stockholders.
Sony manages capital separately for the Financial Services segment and the Sony Group without the Financial Services segment because certain subsidiaries in the Financial Services segment are subject to the below restrictions. Sony also refers to the ratio of stockholders’ equity to total assets of the Sony Group without the Financial Services segment to ensure financial soundness.
In the Financial Services segment, Sony is required to maintain the capital adequacy ratio and net assets at a certain level or higher based on the Insurance Business Act and the Banking Act in Japan. Material requirements which Sony is subject to are as follows:
Insurance business: Maintain solvency margin ratio
The life insurance subsidiary and the
non-life
insurance subsidiary have maintained a high solvency margin ratio, relative to the Japanese domestic minimum solvency margin ratio requirements.

F-5
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Banking business: Maintain capital adequacy ratio
The banking subsidiary has maintained a capital adequacy ratio relative to the Japanese domestic criteria.
Accordingly, lending and borrowing between subsidiaries in the Financial Services segment and the other companies within Sony Group is strictly limited. The carrying amounts of total assets of Sony Financial Group Inc. (“SFGI”) as of March 31, 2022 and 2023 are 20,974,027 million yen and 20,805,535 million yen, respectively. Total liabilities of SFGI as of March 31, 2022 and 2023 are 18,392,874 million yen and 18,990,548 million yen, respectively.

(2)	Interest rate risk
For interest rate risk inherent in the insurance business, which is included in the Financial Services segment, refer to Note 13. For interest rate risk inherent in the banking business, which is included in the Financial Services segment, refer to (7) Market risks for the banking business.
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
 rate
risk associated with cash flows of Sony without the Financial Services segment is not significant.

(3)	Price risk
For price risk inherent in the insurance business, which is included in the Financial Services segment, refer to Note 13. For price risk inherent in the banking business, which is included in the Financial Services segment, refer to (7) Market risks for the banking business.
Risk management policy and exposure
Sony is exposed to securities price risk inherent in holding of equities in other entities in Japan and overseas countries. Sony periodically assesses fair values of equity instruments and the financial conditions of the issuers of such equity instruments, and reviews its portfolio on a regular basis.
Price sensitivity analysis
The table below shows the effects on income before income taxes and other comprehensive income (before considering the tax effects) as of March 31, 2022 and 2023 if market prices of marketable equity instruments (e.g., stocks) had decreased by 10%.

	Yen in millions
	March 31
	2022	2023
Income before income taxes	(11,604)	(11,734)
Other comprehensive income (before considering the tax effects)	(9,871)	(9,800)

F-5
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Liquidity risk
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
Liquidity Management and Market Access
An important financial objective of Sony is to maintain the strength of its financial condition, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans. Sony Group Corporation, Sony Global Treasury Services Plc (“SGTS”), a finance subsidiary in the U.K. and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,166.3 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2023. There were no amounts outstanding under the CP programs as of March 31, 2023. If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 641.5 billion yen in unused committed lines of credit, as of March 31, 2023. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency
committed line of credit also contracted with a syndicate of Japanese banks and a 1,050 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid. Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets. However, in the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.
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

F-5
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Banking business in the Financial Services segment
In the banking business in the Financial Services segment, by formulating and conforming with liquidity risk management policies, Sony manages a variety of liquidity risks. Sony defines liquidity risk as cash flow risk and market liquidity risk. Cash flow risk is the risk associated with losses due to Sony’s inability to make cash payments because of a failure to maintain sufficient cash reserves at settlement, as well as risks associated with losses if Sony is forced to raise funds under unfavorable conditions in order to fulfill cash payment obligations. The levels of cash flow risks are classified into phases based on the degree of pressure, and methods of risk management and reporting are set out for each phase, while guidelines are formulated and reviewed as necessary. Market liquidity risk is the risk associated with losses due to Sony’s inability to conduct market transactions, in particular due to an inability to unwind its market position at a given time, or due to Sony being forced to complete transactions under unfavorable market conditions, due to market turmoil or other factors. To manage market liquidity risk, Sony works to understand market liquidity conditions that pertain to the types of products it handles. Sony formulates and revises guidelines on a product-by-product
basis, as necessary. To manage liquidity risk and ensure a robust liquidity buffer, Sony carries out stress tests regularly. Sony estimates potential cash outflow and determines the required buffer, if the liquidity stress scenario would happen. The liquidity buffer consists of highly liquid assets, such as cash and government bonds, which can be immediately converted to cash even in a liquidity crisis. The aforementioned liquidity risk management is carried out by the risk management division. The division periodically reports risk management conditions to the banking subsidiary’s Board of Directors and Executive Committee. In addition, the banking subsidiary’s internal audit division conducts regular audits.
Maturity analysis
The following table summarizes Sony’s financial liabilities as of March 31, 2022 and 2023.

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

F-5
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Yen in millions
March 31, 2022
	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Derivative contracts
—Net settled
Paid	72,118	66,017	688	718	753	721	3,221
Derivative contracts
—Gross settled
Received	—	—	—	—	—	—	—
Paid	—	—	—	—	—	—	—

	Yen in millions
	March 31, 2023
	Carrying amount	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Deposits from customers in the banking business *1	3,306,981	3,316,556	3,171,377	30,215	14,933	1,060	2,410	96,561
Bonds	349,332	354,169	26,039	40,986	110,862	35,591	80,416	60,275
Borrowings	2,988,994	3,025,480	1,998,315	70,690	147,447	270,268	62,571	476,189
Loan commitments	—	35,831	35,831	—	—	—	—	—
Derivative liabilities *2	34,123	33,766	28,886	623	1,041	912	918	1,386
Guarantee deposits received	40,568	40,568	31,085	272	19	58	13	9,121
Redeemable noncontrolling interests	47,326	48,616	—	24,844	10,397	4,572	198	8,605

	Yen in millions
	March 31, 2023
	Carrying amount	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years
Lease liabilities	532,246	593,967	90,244	80,476	68,143	55,189	47,665
		5 years to 6 years	6 years to 7 years	7 years to 8 years	8 years to 9 years	9 years to 10 years	10+ years
		56,603	37,539	34,588	25,798	18,384	79,338

*1	Demand deposits are included in the “Within 1 year” category.

*2	Breakdown of net settlements and gross settlements in the derivative liabilities are presented below.

	Yen in millions
	March 31, 2023
	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Derivative contracts
—Net settled
Paid	32,881	27,820	769	1,076	912	918	1,386
Derivative contracts
—Gross settled
Received	29,092	25,894	156	3,042	—	—	—
Paid	29,977	26,960	10	3,007	—	—	—

(5)	Foreign exchange risk
For foreign exchange risk inherent in the insurance business, which is included in the Financial Services segment, refer to Note 13. For foreign exchange risk inherent in the banking business, which is included in the Financial Services segment, refer to (7) Market risks for the banking business.
Risk management policy and exposure
Costs and prices of products and services in transactions denominated in foreign currencies are affected by currency exchange rate fluctuation, which may have adverse impacts on Sony’s business, operating results, and

F-5
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

financial condition. Sony seeks to reduce its exposure to foreign exchange risk mainly by using derivatives such as currency forward contracts or investing in securities denominated in the same currency.

The net amount of Sony’s exposure to foreign exchange risk mainly includes the following. Foreign exchange risk exposures that are mitigated by the use of derivatives are excluded.

	Yen in millions
	March 31
	2022	2023
U.S. dollar	(6,384)	45,316
Euro	(22,713)	1,459

*	Net exposures resulting in a liability are presented as negative and net exposures resulting in an asset are presented as positive.
Sensitivity analysis
The table below shows the effects on the income before income taxes regarding the financial instruments denominated in foreign currencies held by Sony as of March 31, 2022 and 2023 if the Japanese yen had strengthened by 10% against the U.S. dollar or euro. If the Japanese yen had weakened by 10% against the U.S. dollar or euro, there would be an opposite impact on income before income taxes in the same amount. This analysis was performed based on the assumption that all other variables stay the same.

	Yen in millions
	March 31
	2022	2023
U.S. dollar	638	(4,532)
Euro	2,271	(146)

(6)	Credit risk
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

F-5
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

	Yen in millions
	Lifetime expected credit losses
	Fiscal year ended March 31
	2022	2023
Balance at beginning of the fiscal year	30,066	31,341

Changes due to financial assets recognized at beginning of the fiscal year:
— Financial assets that have been derecognized	(935)	(4,568)
New financial assets originated or purchased	5,998	6,401
Write-offs	(9,501)	(6,647)
Changes in models/risk parameters	4,269	(1,409)
Foreign exchange and other movements	1,444	2,416

Balance at end of the fiscal year	31,341	27,534

Debt Securities
	Yen in millions
	12-month expected credit losses *
	Fiscal year ended March 31
	2022	2023
Balance at beginning of the fiscal year	29	53

Changes due to financial assets recognized at beginning of the fiscal year:
— Financial assets that have been derecognized	(6)	(4)
New financial assets originated or purchased	44	13
Changes in models/risk parameters	(14)	(1)
Foreign exchange and other movements	—	—

Balance at end of the fiscal year	53	61

*
For all debt securities, Sony considers that the credit risk has not increased significantly since initial recognition, and therefore the loss allowance is measured at an amount equal to
12-months
of expected credit losses.

Substantially all of the loss allowances for debt securities are for debt securities measured at fair value through other comprehensive income as of March 31, 2022 and 2023.

F-5
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Loans

	Yen in millions
	12-month expected credit losses	Lifetime expected credit losses	Total
Balance as of April 1, 2021	122	946	1,068
Changes due to financial assets recognized as of April 1, 2021:
— Transfer to lifetime expected credit losses	(1)	1	—
— Transfer to 12-month expected credit losses	103	(103)	—
— Financial assets that have been derecognized	(59)	(97)	(156)
New financial assets originated or purchased	33	17	50
Changes in models/risk parameters	(34)	163	129
Foreign exchange and other movements	—	—	—

Balance as of March 31, 2022	164	927	1,091

Changes due to financial assets recognized as of March 31, 2022:
— Transfer to lifetime expected credit losses	(1)	1	—
— Transfer to 12-month expected credit losses	80	(80)	—
— Financial assets that have been derecognized	(6)	(285)	(291)
New financial assets originated or purchased	51	20	71
Changes in models/risk parameters	25	241	266
Foreign exchange and other movements	—	—	—

Balance as of March 31, 2023	313	824	1,137

Loans that are credit-impaired as of March 31, 2022 and 2023 were not significant.

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
The carrying amount of the financial assets, without taking into account any collateral held or credit enhancements, represents Sony’s maximum exposure to credit risk on these assets. For maximum exposure to credit risk of securities to which impairment requirements in IFRS 9 are not applied without taking into account any collateral held or other credit enhancements, refer to Note 5.
In the Financial Services segment, housing loans have sufficient collateral, which results in no significant loss allowance being recognized. In addition, certain securities received as collateral for short-term lending transactions are permitted to be sold or repledged. The fair value of the securities which were not sold or repledged as collateral was 530,589 million yen and 4,691 million yen as of March 31, 2022 and 2023, respectively. None of the securities were sold or repledged as collateral as of March 31, 2022 or 2023. The securities are not recognized in the consolidated statements of financial position until being sold or repledged as collateral.

F-
60

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(c)	Credit risk exposure by risk rating grades
Credit risk exposure by risk rating grades as of March 31, 2022 and 2023, is as follows:
Trade and other receivables, and contract assets including
non-current
other receivables in the Pictures segment

	Yen in millions
	March 31
	2022	2023
Outstanding receivables by overview period of overdue (Gross carrying amount)
Not past due or due within 30 days	1,732,371	1,849,112
Due over 30 to 90 days	52,895	46,332
Due over 90 days	45,269	63,519

Total	1,830,535	1,958,963

Debt securities
Debt securities held in the Financial Services segment are substantially all composed of investment grade debt securities, and, as a financial instrument subject to IFRS 9 impairment requirements,
12-month
expected losses are recorded.
The following table shows an analysis of the gross carrying amount for debt securities measured at amortized cost or at fair value through other comprehensive income based on a credit rating system in the Financial Services segment, which is primarily a composite of external credit ratings as of March 31, 2022 and 2023.

	Yen in millions
	March 31
	2022	2023
Debt securities by credit ratings (Gross carrying amount)
AAA	488,275	559,271
AA	2,431,758	2,807,508
A	8,560,523	8,695,883
BBB	12,948	9,625
Other	32,422	6,434

Total	11,525,926	12,078,721

Loans
Loans held in the banking business in the Financial Services segment are regularly reassessed by the credit ratings of debtors, and as a financial instrument subject to IFRS 9 impairment requirements,
12-month
or lifetime expect
e
d credit losses are recorded depending on whether or not the credit risk has increased significantly since initial recognition or not.

SONY GROUP CORPORATION AND CONSO
LI
DATED SUBSIDIARIES

The following table shows an analysis of the gross carrying amount for loans measured at amortized cost based on credit ratings by debtors in the banking business in the Financial Services segment as of March 31, 2022 and 2023.

	Yen in millions
	March 31, 2022
	Normal*			Other than Normal			Total
	12-month expected credit losses	Lifetime expected credit losses	Sub total	12-month expected credit losses	Lifetime expected credit losses	Sub total
Loans
Housing loans	2,747,406	156	2,747,562	2,532	3,423	5,955	2,753,517
Other	24,522	282	24,804	11	85	96	24,900

Total	2,771,928	438	2,772,366	2,543	3,508	6,051	2,778,417

	Yen in millions
	March 31, 2023
	Normal*			Other than Normal			Total
	12-month expected credit losses	Lifetime expected credit losses	Sub total	12-month expected credit losses	Lifetime expected credit losses	Sub total
Loans
Housing loans	3,124,410	140	3,124,550	2,173	3,350	5,523	3,130,073
Other	16,852	242	17,094	4	74	78	17,172

Total	3,141,262	382	3,141,644	2,177	3,424	5,601	3,147,245

*	Normal is defined as borrowers who have strong results and no particular problems with their financial position.

(d)	Credit risk for debt securities designated to be measured at fair value through profit or loss
The credit risk exposures for debt securities designated to be measured at fair value through profit or loss were 267,169 million yen, and 188,906 million yen as of March 31, 2022 and 2023, respectively. The change in the fair value attributable to the changes in credit risk was an increase of 1,425 million yen for the fiscal year ended March 31, 2022 and an increase of 509 million yen for the fiscal year ended March 31, 2023. The cumulative changes are 2,026 million yen and 2,535 million yen as of March 31, 2022 and 2023, respectively.

(7)	Market risks for the banking business
In the banking business, by formulating and conforming with market risk management policies, Sony manages the risk of loss for when the value of assets and liabilities (including off-balance-sheet
items), and income from assets and liabilities could be adversely affected by changes in various market risk factors, such as interest rates, exchange rates and stock prices. Market risk management policies specify details such as risk management methods and procedures. ALM and risk management policies are determined by the bank ing
subsidiary’s Board of Directors. Based on these policies, an ALM committee and a risk management committee typically meet once each month to understand and confirm actual conditions and deliberate future measures and risk conditions. On a daily basis, the risk management division maintains an overall understanding of interest, exchange rates and duration of financial assets and liabilities, and monitors Value at Risk (“VaR”), which quantifies the maximum expected loss which could occur during a given holding period and at a given probability, and interest rate sensitivity analysis, and confirms regulatory compliance. Sony also conducts interest rate swaps and other derivative transactions to hedge against interest and exchange rate fluctuation risks. In the measurement of VaR, the historical method (time period: 250 days, confidence level: 99.0%) is used, and interest rate risk, exchange rate risk, and price risk are measured as the amount of market risk. The total market risk volume as of March 31, 2022 and 2023 was 8,230 million yen and 21,433 million yen, respectively. VaR employs statistical methods to estimate the maximum loss that could occur in a defined period of time in the future based on market fluctuation data for a defined period of time in the past; therefore, VaR may not capture the risk in situations in which the market environment undergoes drastic changes that are unpredictable under normal circumstances.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(8)	Effect of IBOR reform
Due to the reform and replacement of benchmark interest rates such as the London Interbank Offered Rate (“LIBOR”), the use of other interbank offered rates (“IBORs”) has become a priority for global regulators. The use of panel-based LIBOR ceased as of December 2021, except for the use of certain U.S. dollar (“USD”) LIBORs. The
1-,
3-,
and 6-months panel-based USD LIBOR settings are expected to be abolished and lose their representativeness at the end of June 2023. The overnight and 12 months USD LIBOR settings will permanently cease immediately after June 2023. As of March 31, 2023, Sony has contracts that reference USD LIBOR.
As mentioned above, the JPY and GBP IBORs have been abolished on December 31, 2021 and replaced by alternative interest rates such as the Tokyo Overnight Average rate and the Sterling Overnight Index Average. Currently, the Secured Overnight Financing Rate (“SOFR”) is gradually replacing USD LIBOR as a reference rate. There remains key differences between USD LIBOR and SOFR. USD LIBOR is a “term rate,” which means that it is published for a specific borrowing period (such as three months or six months) and is “forward-looking,” because it is published at the beginning of the borrowing period. On the other hand, SOFR is currently a “backward-looking” rate, based on overnight rates from actual transactions, and is published at the end of the borrowing period. Furthermore, LIBOR includes a credit spread over the risk-free rate, while SOFR currently does not include such a spread. To transition existing contracts and agreements that reference USD LIBOR to SOFR, adjustments for term differences and credit differences need to be applied to SOFR, to enable the two benchmark rates to be economically equivalent on transition.
As of March 31, 2023, the Alternative Reference Rates Committee, a working group for a transition from USD LIBOR to a more robust reference rate, recommends SOFR instead of LIBOR. However, some market participants are calling for the use of credit sensitive rates (“CSRs”) that include a credit spread, and these rates might be used in addition to SOFR.
After 2021, Sony established a LIBOR transition project plan in the banking business. In the initial stages of this transition project, Sony planned for the transition out of LIBOR, including USD LIBOR. As the cessation date for the publication of major tenors of USD LIBOR has been set as the end of June 2023, the transition out of USD LIBOR has not been completed as of March 31, 2023. Sony is continuing to drive the transition project to meet the objective of moving out of LIBOR prior to the cessation date for the publication of USD LIBOR. This transition project considered changes to business processes, risk management and valuation models, as well as managing any related tax and accounting implications. As of March 31, 2023, changes to business processes and risk management are largely complete, except for some valuation model changes. However, some contractual changes, such as securities and derivatives transactions that reference USD LIBOR, have not yet been implemented. Therefore, there is a risk that Sony will not be able to make the necessary contractual changes before the end of June 2023, when the
1-,
3-,
and
6-months
panel-based USD LIBOR are abolished. In addition, CSRs, rather than SOFR, might be used as an alternative interest rate for debt securities, which would require the implementation of system changes in a short period of time. To avoid the above risks, Sony communicates closely with its counterparty. Sony is also flexible in responding to systemic issues through collaboration among project members and other departments.
Sony has a loan contract and interest swap agreement, related to the loan contract, aiming to manage certain borrowing costs, both of which reference USD LIBOR. From March 31, 2023 to the date of submission of this document, Sony has completed the execution of amendment agreements for the transition to alternative interest rate benchmarks for contracts that used USD LIBOR as a reference rate.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table contains details of all of the financial instruments that Sony holds at March 31, 2023 which reference USD LIBOR and SOFR and have not yet transitioned to SOFR or an alternative interest rate benchmark:

	Yen in millions
	March 31, 2023
	Carrying Value	Of which have yet to transition to an alternative benchmark interest rate
Debt securities
Financial assets required to be measured at FVOCI	18,529	3,291
Financial assets required to be measured at AC	290,178	223,111
Long-term debt	(159,918)	(159,918)
Derivatives*	35,483	34,375

Total	184,272	100,859

*	Derivatives are presented on a net basis.

7.	Inventories
Inven
to
ries are comprised of the following:

	Yen in millions
	March 31
	2022	2023
Finished products	533,612	1,028,614
Work in process	163,206	244,140
Raw materials, purchased components and supplies	177,189	195,288

Inventories	874,007	1,468,042

For the fiscal year
s
ended March 31, 2021, 2022 and 2023 the write-downs of inventories were 73,594 million yen, 80,546 million yen and 110,901 million yen, respectively.
For the fiscal years ended March 31, 2021, 2022, and 2023 the amounts of inventories expensed and included in cost of sales were 2,057,248 million yen, 2,495,769 million yen, and 3,317,553 million yen, respectively. Included within these amounts for the fiscal years ended March 31, 2021, 2022 and 2023 were employee benefits expenses of 269,428 million yen, 282,765 million yen and 238,133 million yen, respectively, and depreciation and amortization expenses of 192,760 million yen, 201,860 million yen and 189,230 million yen, respectively. Other cost of sales mainly consists of material costs, subcontractor costs and other professional service fees.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

8.	Investments in associates and joint ventures
There are no associates or joint ventures that are individually material to Sony.
The carrying amounts of investments in associates and joint ventures that are not individually material to Sony, as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	March 31
	2022	2023
Investments accounted for using the equity method
Associates	235,671	279,640
Joint ventures	32,842	45,580

Total	268,513	325,220

Sony’s
share of comprehensive income, profit or loss and other comprehensive income, of associates and joint ventures that are not individually material to Sony for the fiscal years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Share of profit or loss
Associates	14,086	21,920	22,637
Joint ventures	(2,535)	1,726	1,812

Total	11,551	23,646	24,449

Share of other comprehensive income
Associates	884	2,077	3,659
Joint ventures	1	1	40

Total	885	2,078	3,699

Share of comprehensive income
Associates	14,970	23,997	26,296
Joint ventures	(2,534)	1,727	1,852

Total	12,436	25,724	28,148

F-6
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

9.	Property, plant and equipment
The changes in property, plant and equipment for the fiscal years ended March 31, 2022 and 2023 are as follows:

	Yen in millions
	Land	Buildings	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2021:
Cost	76,077	755,115	1,864,034	102,310	2,797,536
Accumulated depreciation and impairment losses	(37)	(491,156)	(1,314,220)	(1,582)	(1,806,995)

Carrying amount	76,040	263,959	549,814	100,728	990,541

Changes in carrying amount:
Additions	2,461	25,434	91,189	229,094	348,178
Acquisitions through business combinations	—	1,946	1,437	—	3,383
Reclassifications	24	48,600	134,660	(185,979)	(2,695)
Disposals or classified as held for sale *1	(1,628)	(2,248)	(4,690)	(158)	(8,724)
Depreciation *2	—	(29,906)	(205,920)	—	(235,826)
Impairment losses	—	(235)	(579)	(74)	(888)
Translation adjustment	1,226	9,640	7,032	1,036	18,934
Other	—	282	22	6	310

Total changes	2,083	53,513	23,151	43,925	122,672

Balance as of March 31, 2022:
Cost	78,160	832,785	1,953,985	145,940	3,010,870
Accumulated depreciation and impairment losses	(37)	(515,313)	(1,381,020)	(1,287)	(1,897,657)

Carrying amount	78,123	317,472	572,965	144,653	1,113,213

Changes in carrying amount:
Additions	700	17,369	112,351	364,450	494,870
Acquisitions through business combinations	—	168	2,480	5,939	8,587
Reclassifications	75	75,608	232,218	(314,742)	(6,841)
Disposals or classified as held for sale *1	(876)	(1,610)	(2,793)	(644)	(5,923)
Depreciation *2	—	(33,682)	(234,530)	—	(268,212)
Impairment losses	—	(317)	(570)	(52)	(939)
Translation adjustment	1,232	8,931	5,315	531	16,009
Other	—	(4,636)	(1,264)	—	(5,900)

Total changes	1,131	61,831	113,207	55,482	231,651

Balance as of March 31, 2023:
Cost	79,291	921,156	2,202,010	201,299	3,403,756
Accumulated depreciation and impairment losses	(37)	(541,853)	(1,515,838)	(1,164)	(2,058,892)

Carrying amount	79,254	379,303	686,172	200,135	1,344,864

*1	An asset or disposal group for which the cash flows are expected to arise principally from sale rather than continuing use is classified to current asset as an asset held for sale.

*2
Depreciation expenses are allocated to the cost of inventory and are recognized in cost of sales as inventory is sold, or are directly recognized in selling, general and administrative expenses and research and development expenditures in the consolidated statements of income, depending on the use of the asset.

F-6
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

10.	Leases
Sony leases communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets.

(1)	Right-of-use assets as a lessee
The changes in
right-of-use
assets for the fiscal years ended March 31, 2022 and 2023 are as follows:

	Yen in millions
	Land	Buildings	Machinery and equipment	Total
Balance as of April 1, 2021:
Carrying amount	15,394	327,350	15,290	358,034

Changes in the carrying amount
Increase due to new lease agreements and remeasurement of lease liabilities	2,908	104,456	12,816	120,180
Decrease due to termination of lease agreements and remeasurement of lease liabilities	(159)	(5,685)	(356)	(6,200)
Depreciation	(1,140)	(72,944)	(7,700)	(81,784)
Other	797	22,091	312	23,200

Net changes	2,406	47,918	5,072	55,396

Balance as of March 31, 2022:
Carrying amount	17,800	375,268	20,362	413,430

Changes in the carrying amount
Increase due to new lease agreements and remeasurement of lease liabilities	1,533	90,395	36,604	128,532
Decrease due to termination of lease agreements and remeasurement of lease liabilities	(3,323)	(10,654)	(214)	(14,191)
Depreciation	(1,171)	(77,368)	(7,808)	(86,347)
Other	399	35,422	818	36,639

Net changes	(2,562)	37,795	29,400	64,633

Balance as of March 31, 2023:
Carrying amount	15,238	413,063	49,762	478,063

(2)	Income, expenses, and cash flows (except for depreciation) arising from lease contracts as a lessee and lessor are as follows:

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023

Interest expenses on lease liabilities	8,292	8,223	10,382
Expenses related to short-term leases accounted for applying an exemption	17,805	19,764	36,807
Income from subleases	(2,256)	(2,256)	(1,784)
Net cash outflows for leases	81,399	83,546	89,681
Refer to Note 6 for the maturity analysis of Sony’s financial liabilities including lease liabilities.

F-6
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

11.	Goodwill and intangible assets

(1)	Goodwill
The changes in goodwill for the fiscal years ended March 31, 2022 and 2023 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023
Balance at beginning of the fiscal year
Cost	1,073,178	1,312,615
Accumulated impairments	(347,069)	(359,720)

Carrying amount	726,109	952,895

Increase (decrease) due to:
Acquisitions	197,644	274,499
Disposals or classified as held for sale *	(40,201)	(445)
Impairments	—	—
Translation adjustments	69,343	48,163
Other	—	—
Balance at end of the fiscal year
Cost	1,312,615	1,649,041
Accumulated impairments	(359,720)	(373,929)

Carrying amount	952,895	1,275,112

*
Disposals or classified as held for sale for the fiscal year ended March 31, 2022 relate mainly to the transfer of certain operations of Game Show Network, LLC, a wholly-owned subsidiary in the Pictures segment. Refer to Note 31 for the details of the transfer.

The carrying amounts of goodwill by segment as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	March 31
	2022	2023
Game & Network Services *1	200,206	407,121
Music *2	539,055	579,969
Pictures *3	187,658	259,055
Entertainment, Technology & Services	11,949	14,654
Imaging & Sensing Solutions	3,193	3,479
Financial Services	10,834	10,834
All Other	—	—

Total	952,895	1,275,112

*1	Game & Network Services
All of the goodwill shown in the G&NS line of the table above is allocated to a group of CGUs which comprise the entire G&NS segment.
Intangible assets with indefinite useful lives related to the G&NS business have carrying amounts of 57,217 million yen and 57,409 million yen, as of March 31, 2022 and 2023, respectively, which are included in “Other intangible assets.” Intangible assets with indefinite useful lives include the trademark for PlayStation
®
, which is assessed to have an indefinite useful life as the trademark for PlayStation
®
is utilized as the core trademark for Sony’s products and services throughout the G&NS segment and Sony expects to continue using the trademark in the foreseeable future as well.
The recoverable amount of the group of CGUs is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future

F-6
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

cash flows are prepared based on the MRP. A terminal value after the final year of the total forecasted period is determined by utilizing a perpetual growth rate. The growth rate and the pre-tax
discount rate were 1.5% and 9.6% as of March 31, 2022, and 1.5% and 10.8% as of March 31, 2023, respectively.

*2	Music
Goodwill shown in the Music line of the table above is primarily allocated to the worldwide recorded music and the worldwide music publishing CGUs excluding operations in Japan.
Goodwill related to the worldwide recorded music CGU has carrying amounts of 235,746 million yen
and 255,834 million yen, as of March 31, 2022 and 2023, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP. A terminal value after the final year of the total forecasted period is determined by utilizing a perpetual growth rate. The growth rate and the pre-tax
discount rate were 1.0% and 8.9% as of March 31, 2022, and 1.0% and 12.8% as of March 31, 2023, respectively.
Goodwill related to the music publishing CGU has carrying amounts of 270,116 million yen and 290,833 million yen, as of March 31, 2022 and 2023, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP. A terminal value after the final year of the total forecasted period is determined by utilizing a perpetual growth rate. The growth rate and the pre-tax
discount rate were 2.5% and 8.5% as of March 31, 2022, and 3.0% and 11.1% as of March 31, 2023, respectively
.

*3	Pictures
Goodwill shown in the Pictures line of the table above is primarily allocated to the animation distribution CGU.
Goodwill related to the animation distribution CGU has carrying amounts of 102,590 million yen and 124,265 million yen, as of March 31, 2022 and 2023, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP, with revenues in years beyond the MRP based on declining growth rates. A terminal value is based on a revenue multiple applied to the final year of the total forecasted period. The growth rates beyond the MRP period were 5.0% to 15.0% and 5.0% to 15.0%, and the pre-tax
discount rate were 13.5% and 16.2% as of March 31, 2022 and 2023, respectively.
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

F-6
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Content assets
The changes in content assets for the fiscal years ended March 31, 2022 and 2023 are as follows:

	Yen in millions
	Film costs	Broadcasting rights	Music catalogs	Artist contracts	Music distribution rights	Game content	Content assets Total
Balance as of April 1, 2021:
Cost	2,909,102	304,036	724,513	26,709	32,019	14,178	4,010,557
Accumulated amortization and impairment losses	(2,514,627)	(239,403)	(167,761)	(14,232)	(7,008)	(4,979)	(2,948,010)

Carrying amount	394,475	64,633	556,752	12,477	25,011	9,199	1,062,547

Changes in carrying amount:
Additions*	313,648	75,841	87,350	2,209	—	20,997	500,045
Acquisitions through business combinations	11,724	32,124	28,194	—	9,760	10,797	92,599
Disposals or classified as held for sale	(932)	(4,747)	—	—	—	—	(5,679)
Amortization	(294,350)	(70,514)	(25,182)	(604)	(1,648)	(8,602)	(400,900)
Impairment losses	(13,870)	(738)	—	—	—	—	(14,608)
Translation adjustment	42,782	4,619	57,676	1,161	938	866	108,042
Other	—	—	—	—	—	—	—

Total changes	59,002	36,585	148,038	2,766	9,050	24,058	279,499

Balance as of March 31, 2022:
Cost	3,549,934	395,045	914,418	30,278	43,219	46,086	4,978,980
Accumulated amortization and impairment losses	(3,096,457)	(293,827)	(209,628)	(15,035)	(9,158)	(12,829)	(3,636,934)

Carrying amount	453,477	101,218	704,790	15,243	34,061	33,257	1,342,046

Changes in carrying amount:
Additions*	526,273	83,491	27,839	942	35	10,725	649,305
Acquisitions through business combinations	419	7	607	—	1,171	46,079	48,283
Disposals or classified as held for sale	(38,899)	—	—	—	—	(7)	(38,906)
Amortization	(381,753)	(76,824)	(31,686)	(1,285)	(2,755)	(15,820)	(510,123)
Impairment losses	(13,815)	—	(236)	—	—	(152)	(14,203)
Translation adjustment	27,228	4,665	50,980	1,086	937	294	85,190
Other	—	—	—	—	—	290	290

Total changes	119,453	11,339	47,504	743	(612)	41,409	219,836

Balance as of March 31, 2023:
Cost	4,320,022	419,025	1,008,942	32,484	45,988	97,386	5,923,847
Accumulated amortization and impairment losses	(3,747,092)	(306,468)	(256,648)	(16,498)	(12,539)	(22,720)	(4,361,965)

Carrying amount	572,930	112,557	752,294	15,986	33,449	74,666	1,561,882

*
The additions in Film costs include the cost of films internally produced and acquired from third party projects. Film costs acquired from third party projects are not a significant portion of Film costs recorded by Sony. The additions in Broadcasting rights, Music catalogs, Artist contracts and Music distribution rights mainly represent acquisitions through contracts with third parties. The additions in Game content primarily include externally acquired game content for the fiscal year ended March 31, 2022 and internally developed game content for the fiscal year ended March 31, 2023.

F-
70

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3) Other intangible assets
The changes in other intangible assets for the fiscal years ended March 31, 2022 and 2023 are as follows:

	Yen in millions
	Patent rights, know-how and license agreements	Customer relationships	Trademarks	Software	Television carriage contracts	Other	Total
Balance as of April 1, 2021:
Cost	218,192	41,494	24,250	827,210	55,752	148,729	1,315,627
Accumulated amortization and impairment losses	(200,406)	(36,775)	(6,397)	(582,875)	(27,162)	(70,957)	(924,572)

Carrying amount	17,786	4,719	17,853	244,335	28,590	77,772	391,055
Changes in carrying amount:
Additions	4,668	639	158	93,642	—	3,538	102,645
Acquisitions through business combinations	2,488	19,121	7,076	6,895	—	8,132	43,712
Internal development	—	—	—	15,681	—	—	15,681
Disposals or classified as held for sale	(49)	(565)	(550)	(2,599)	—	(107)	(3,870)
Amortization	(5,576)	(4,975)	(1,875)	(87,113)	(3,361)	(6,904)	(109,804)
Impairment losses	(6)	—	(313)	(3,218)	—	(202)	(3,739)
Translation adjustment	216	2,146	2,280	5,534	2,829	1,577	14,582
Other	140	—	1	819	—	(1,119)	(159)

Total changes	1,881	16,366	6,777	29,641	(532)	4,915	59,048

Balance as of March 31, 2022:
Cost	213,649	58,427	32,683	952,153	61,939	155,479	1,474,330
Accumulated amortization and impairment losses	(193,982)	(37,342)	(8,053)	(678,177)	(33,881)	(72,792)	(1,024,227)

Carrying amount	19,667	21,085	24,630	273,976	28,058	82,687	450,103

Changes in carrying amount:
Additions	6,432	—	17	117,019	—	3,323	126,791
Acquisitions through business combinations	2,056	9,237	16,655	26,298	—	38,394	92,640
Internal development	—	—	—	19,835	—	—	19,835
Disposals or classified as held for sale	(8)	(112)	(14)	(2,907)	—	(129)	(3,170)
Amortization	(8,152)	(9,437)	(4,290)	(94,821)	(3,954)	(14,566)	(135,220)
Impairment losses	(8)	(93)	—	(342)	—	(66)	(509)
Translation adjustment	156	1,483	1,516	3,715	2,176	613	9,659
Other	(1,121)	158	699	4,299	—	(322)	3,713

Total changes	(645)	1,236	14,583	73,096	(1,778)	27,247	113,739

Balance as of March 31, 2023:
Cost	201,243	66,593	51,747	1,045,743	66,583	199,311	1,631,220
Accumulated amortization and impairment losses	(182,221)	(44,272)	(12,534)	(698,671)	(40,303)	(89,377)	(1,067,378)

Carrying amount	19,022	22,321	39,213	347,072	26,280	109,934	563,842

F-7
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

12.	Impairment of non-financial assets
There were no material impairment losses for the fiscal years ended March
 31
, 2021, 2022 and 2023.

13.	Insurance-related accounts

(1)	Assets, liabilities, revenues and expenses included in the insurance business
Insurance policies
Life insurance policies that Sony underwrites in the life insurance business, which are
included in the Financial Services segment, most of which are categorized as long-duration contracts, mainly consist of whole life, term life, disease and health insurance, variable life insurance and individual variable annuit
y
contracts. The life insurance revenues for the fiscal years ended March 31, 2021, 2022 and 2023 were 913,361 million yen, 943,092 million yen and 975,799 million yen, respectively. Property and casualty insurance policies that Sony underwrites in the non-life
insurance business, which is included in the Financial Services segment, are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life
insurance revenues for the fiscal years ended March 31, 2021, 2022 and 2023 were 123,574 million yen, 132,908 million yen and 139,678 million yen, respectively.
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
Deferred insurance acquisition costs
As of March 31, 2022 and 2023, the balances of deferred insurance acquisition costs for
non-traditional
life insurance contracts were 261,475 million yen and 324,862 million yen, respectively.
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
Liabilities for future insurance policy benefits include the liabilities for the minimum guarantee benefits of individual variable annuit
y
and variable life insurance contracts. The details regarding the minimum guarantee benefits are presented in “Minimum guarantee benefit for individual variable annuit
y
and variable life insurance contracts” below. Sony measures certain of these liabilities for future insurance policy benefits at fair value. Refer to (4).
Policyholders’ account in the life insurance business
Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account in the life insurance business includes universal life insurance and investment contracts. Investment contracts are defined by the previous accounting practices in accordance with the provisions of IFRS 4. Universal life insurance includes interest sensitive whole life contracts and variable life insurance contracts. The credited rates associated with interest sensitive whole life contracts range from 1.7% to 2.0%. For variable life insurance contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit

F-7
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment endowment contracts, single payment educational endowment contracts, individual variable annuity contracts and policies after the start of annuity payments. The credited rates associated with investment contracts, except for individual variable annuity contracts, range from 0.01% to 6.3%. For individual variable annuity contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. The liabilities for policyholders’ account in the life insurance business includes the liabilities related to the individual variable annuit
y
 and variable life insurance contracts with minimum guarantee benefits. Sony measures certain of these liabilities for policyholders’ account in the life insurance business at fair value. Refer to Note (4).
Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2022	2023
Universal life insurance	3,278,148	3,348,137
Investment contracts	1,393,257	1,715,921
Other	119,890	84,521

Total	4,791,295	5,148,579

Minimum guarantee benefit for individual variable annuit
y
and variable life insurance contracts
Regarding individual variable annuity and variable life insurance contracts, minimum guarantee benefits (minimum death benefit, minimum accumulation benefit, etc.) are provided, and Sony bears the risk of fulfilling the minimum guarantee benefits prescribed in the contracts to policyholders. The fair value measurement is applied to the liability for individual variable annuity contracts with minimum guarantee benefits. Refer to Note (4). Excluding the portion of the liability measured at fair value, the liabilities for the minimum guarantee benefits are calculated using current best-estimate assumptions and are based on the ratio of the present value of expected total excess payments divided by the present value of expected total assessments over the life of the contract. Mortality rates, lapse rates, discount rates and investment yield are used as significant assumptions for this calculation. The policyholders’ account value, net amount at risk, liability for the minimum guarantee benefit, and average attained age as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	March 31, 2022
	Individual variable annuity contracts	Variable life insurance contracts	Total
Policyholders’ account value	467,924	1,686,488	2,154,412
Net amount at risk	58,961	6,361,770	6,420,731
Liability for minimum guarantee benefit	37,382	63,392	100,774

	Age
	March 31, 2022
	Individual variable annuity contracts	Variable life insurance contracts
Average attained age	63	45

	Yen in millions
	March 31, 2023
	Individual variable annuity contracts	Variable life insurance contracts	Total
Policyholders’ account value	419,628	1,778,451	2,198,079
Net amount at risk	78,322	7,727,061	7,805,383
Liability for minimum guarantee benefit	41,214	76,012	117,226

F-7
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Age
	March 31, 2023
	Individual variable annuity contracts	Variable life insurance contracts
Average attained age	64	45
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
As a result of the shadow liability adequacy test, the net amounts of future insurance policy benefits minus deferred insurance acquisition costs were recorded at a sufficient level as of March 31, 2022 and 2023, and accordingly, a decrease of deferred insurance acquisition costs and an increase of future insurance policy benefits were not recorded as of those dates.

(2)	Changes in insurance contract liabilities and deferred insurance acquisition costs
Changes in insurance contract liabilities
The changes in insurance contract liabilities are as follows:

	Yen in millions
	Future insurance policy benefits and other	Policyholders’ account in the life insurance business	Total
Balance as of April 1, 2021	6,749,450	4,328,894	11,078,344

Current portion *1	134,865	—	134,865
Non-current portion	6,614,585	4,328,894	10,943,479

Net premiums	813,856	468,299	1,282,155
Insurance liabilities released	(539,586)	(251,169)	(790,755)
Unwind of discount and actuarial items *2	149,869	201,797	351,666
Changes in valuation of expected future benefits	(11,144)	946	(10,198)
Shadow accounting adjustments	(15,692)	(3,169)	(18,861)
Other	(65,198)	29,328	(35,870)
Currency exchange rate fluctuations	110,485	16,369	126,854

Balance as of March 31, 2022	7,192,040	4,791,295	11,983,335

Current portion *1	153,006	—	153,006
Non-current portion	7,039,034	4,791,295	11,830,329

Net premiums	821,226	594,239	1,415,465
Insurance liabilities released	(778,728)	(261,212)	(1,039,940)
Unwind of discount and actuarial items *2	151,058	(31,604)	119,454
Changes in valuation of expected future benefits	7,378	12,142	19,520
Shadow accounting adjustments	2,083	(4,694)	(2,611)
Other	(76,745)	38,177	(38,568)
Currency exchange rate fluctuations	108,200	10,236	118,436

Balance as of March 31, 2023	7,426,512	5,148,579	12,575,091

Current portion *1	162,091	—	162,091
Non-current portion	7,264,421	5,148,579	12,413,000

F-7
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

*1	The current portion of future insurance policy benefits and other is included in other current liabilities in the consolidated statements of financial position.

*2	Mainly includes interests credited to reserves, expenses and mortality charges.
Changes in deferred insurance acquisition costs
The changes in deferred insurance acquisition costs are as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023
Balance at beginning of the fiscal year	631,231	683,836

Current portion*	7,245	7,310
Non-current portion	623,986	676,526

New deferred insurance acquisition costs	109,320	110,108
Amortization amount for current period	(69,237)	(84,523)
Shadow accounting adjustments	4,505	20,604
Currency exchange rate fluctuations	8,017	7,988

Balance at end of the fiscal year	683,836	738,013

Current portion*	7,310	7,149
Non-current portion	676,526	730,864

*	The current portion of deferred insurance acquisition costs is included in other current assets in the consolidated statements of financial position.

(3)	Significant assumptions regarding insurance contracts
Significant assumptions
The significant assumptions and the ranges used to measure the insurance contract liabilities as of March 31, 2022 and 2023 are as follows:

	Fiscal year ended March 31
	2022	2023
Discount rate	(0.075%)-6.25%	(0.115%)-6.25%
Other significant assumptions are mortality rates and lapse rates.
Impact from changes made to assumptions

	Yen in millions
	Fiscal year ended March 31
	2022	2023
Impact on gains (losses)	6,643	15,640
Changes in economic assumptions	7,091	15,378
Changes in non-economic assumptions	(448)	262
Impact on capital	18,087	31,244
Changes in economic assumptions	16,874	30,858
Changes in non-economic assumptions	1,213	386
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

F-7
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Insurance-related accounts measured at fair value
In determining the fair value of future insurance policy benefits and policyholders’ account in the life insurance business to which Sony measures at fair value, Sony uses the present value of future expected cash flows based on mortality rates, lapse rates, discount rates, investment yield and various actuarial assumptions. These are classified within Level 3 of the fair value hierarchy since Sony primarily uses unobservable inputs in its valuation.
The fair value of future insurance policy benefits and policyholders’ account in the life insurance business as of March 31, 2022 and 2023 is as follows:

	Yen in millions
	Fair value	Presentation in the consolidated statements of financial position
		Future insurance policy benefits and other	Policyholders’ account in the life insurance business
March 31, 2022	507,699	37,382	470,317
March 31, 2023	462,684	41,214	421,470
The valuation techniques, significant unobservable inputs, and the ranges used to measure the fair value of the future insurance policy benefits and policyholders’ account in the life insurance business as of March 31, 2022 and 2023 are as follows:

Valuation techniques	Significant unobservable inputs	Range
		March 31, 2022	March 31, 2023
Present value of future expected cash flows	Credit spread*	47.5bp	83.6bp
	Mortality rates	0.003% - 35.693%	0.003% - 37.438%
	Lapse rates	0% - 7.500%	0% - 7.500%
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
The changes in fair value of future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value for the fiscal years ended March 31, 2022 and 2023 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023
Balance at beginning of the fiscal year	536,189	507,699

Total (gains) losses *1 :
Included in net income *2	830	(11,740)
Included in other comprehensive income *3	(797)	(2,380)
Issuances	—	—
Settlements	(28,523)	(30,895)

Balance at end of the fiscal year	507,699	462,684

Changes in unrealized gains (losses) relating to future insurance policy benefits and policyholders’ account in the life insurance business still held as of the end of the reporting period included in net income *2	(13,638)	(501)

*1	Gains presented as negative and losses presented as positive.

*2	Included in financial services revenue and financial services expense s in the consolidated statements of income.

*3	Included in insurance contract valuation adjustments in the consolidated statements of comprehensive income.

F-7
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(5)	Insurance and market risks
Risk management policy and exposure
In the life insurance business, Sony manages various market-related risks in the following manner:

(a)	Insurance risk management
Insurance risk
With respect to insurance underwriting risk, based on the level of policy reserves and capital levels, the life insurance subsidiary manages the insurance portfolio appropriately, such as setting policy limits for each type of insurance as necessary. In addition, underwriting standards and standards for revising and abolishing each product are clearly defined as internal rules and are regularly reviewed.
Concentration of insurance risk
The insurance contract portfolio does not have excessive concentration risk.

(b)	Market risk management
Interest rate risk management
Interest rate risk is managed by the risk management div
isi
on of the life insurance subsidiary based on the policies for interest rate risk management that specify details such as risk management methods and procedures. Based on ALM policies that are determined through such methods as deliberation by the life insurance subsidiary’s Executive Committee, the subsidiary determines and confirms actual risk conditions with its Board of Directors. The division maintains an overall understanding of the interest rates and durations of financial instruments, monitors them based on the analysis of the quantity of risk using VaR, and periodically reports the status of each risk to the life insurance subsidiary’s Board of Directors and the Executive Committee. As part of the ALM management, the life insurance subsidiary invests in financial assets that match the characteristics of the insurance contract obligations, and thereby reduces interest rate risk as much as possible. Through the purchase and sale of financial assets included in their portfolio, the interest rate sensitivity (duration) of financial assets and insurance contract obligations is matched as much as possible so that they ensure sufficient cash flow to settle insurance claims as they come due.
Exchange rate risk
Exchange rate risk is managed by the risk management division of the life insurance subsidiary based on the policies for exchange rate risk management that specify details such as risk management methods and procedures. The division periodically reports the status of each risk to the life insurance subsidiary’s Board of Directors and Executive Committee.
Equity market price fluctuation risk
Equity market price fluctuation risk is managed by the risk management division of the life insurance subsidiary based on the policies for equity market price fluctuation risk management that specify details such as risk management methods and procedures. The division periodically reports the status of each risk to the life insurance subsidiary’s Board of Directors and Executive Committee.
Derivative transactions
Derivative transactions are managed by the risk management division of the life insurance subsidiary based on the policies for derivative transactions that specify details such as risk management methods and procedures. The division periodically reports the status of each risk to the life insurance subsidiary’s Board of Directors and Executive Committee.
Sensitivity analysis
Market risk
For the purpose of pursuing a stable and sustainable increase of corporate value, in the life insurance business, Sony uses Market Consistent Embedded Value (“MCEV”), which is an indicator used to support the analysis of the value of a life insurance business and is compliant with the European Insurance CFO Forum Market Consistent Embedded Value Principles
©
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
The tables below show the sensitivities of changing the underlying assumptions of MCEV as of March 31, 2022 and 2023.

		March 31, 2022
Assumption	Changes in assumptions, etc.	Yen in millions		Rate of change
		MCEV	Change in amount
Base	No change	2,066,357	—	—
Interest rates*	50bp decrease	2,107,521	41,164	1.99%
	50bp increase	2,004,841	(61,516)	(2.98%)
Stock / Real estate market value	10% decrease	2,049,089	(17,268)	(0.84%)
Maintenance expenses	10% decrease	2,097,153	30,796	1.49%
Lapse and surrender rate	10% decrease	2,083,260	16,903	0.82%
Mortality rates (death protection)	5% decrease	2,136,304	69,948	3.39%
Mortality rates (third sector / annuity products)	5% decrease	2,052,870	(13,487)	(0.65%)
Morbidity rates	5% decrease	2,136,413	70,057	3.39%
Foreign exchange rates	10% appreciation of the Yen	2,051,249	(15,108)	(0.73%)
* bp = basis point

		March 31, 2023
Assumption	Changes in assumptions, etc.	Yen in millions		Rate of change
		MCEV	Change in amount
Base	No change	2,121,135	—	—
Interest rates*	50bp decrease	2,244,971	123,836	5.84%
	50bp increase	1,990,132	(131,003)	(6.18%)
Stock / Real estate market value	10% decrease	2,103,460	(17,675)	(0.83	% )
Maintenance expenses	10% decrease	2,158,765	37,630	1.77%
Lapse and surrender rate	10% decrease	2,182,037	60,902	2.87%
Mortality rates (death protection)	5% decrease	2,191,177	70,042	3.30%
Mortality rates (third sector / annuity products)	5% decrease	2,110,640	(10,495)	(0.49%)
Morbidity rates	5% decrease	2,184,127	62,992	2.97%
Foreign exchange rates	10% appreciation of the Yen	2,118,499	(2,636)	(0.12%)
* bp = basis point

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Liquidity risk

(a)	Risk management policy and exposure
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
The following table summarizes the estimated timing of the remaining undiscounted net cash flows from insurance contract liabilities and the contractual timing of the remaining undiscounted cash flows arising from securities held in the insurance business as of March 31, 2022 and 2023. The cash flows of insurance liabilities are based on assumptions regarding morbidity rates, mortality rates, and lapse rates, which are consistent with the estimates used for the carrying amounts.

	Yen in millions
	March 31, 2022
	Total	Indefinite Terms	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Insurance contract liabilities	25,561,549	—	165,028	155,586	198,370	234,987	263,679	24,543,899
Securities held in the insurance business	18,536,483	2,008,071	656,948	223,111	348,527	335,791	311,466	14,652,569

	Yen in millions
	March 31, 2023
	Total	Indefinite Terms	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Insurance contract liabilities	27,737,139	—	165,746	153,881	198,154	224,698	263,708	26,730,952
Securities held in the insurance business	19,640,244	2,408,401	636,352	367,283	345,113	322,176	428,997	15,131,922
Since the total of the above estimated amounts is the amount before discounting, it exceeds the amount of insurance contract liabilities and securities which is included in investments and advances in the Financial Services segment shown in the consolidated statements of financial position.

14.	Short-term borrowings and long-term debt
Short-term borrowings and long-term debt are comprised of the following:

	March 31, 2022
	Book value (Yen in millions)	Weighted average interest rate	Due
Short-term borrowings	1,976,553	0.18%
Long-term debt
Long-term loans	693,603	0.70%	2022-2056
Unsecured bonds	189,608	0.25%	2022-2029
Unsecured zero coupon convertible bonds	26,495	—%	2022
Lease liabilities	465,349	2.10%

	1,375,055
Less — Portion due within one year	171,409

	1,203,646

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	March 31, 2023
	Book value (Yen in millions)	Weighted average interest rate	Due
Short-term borrowings	1,914,934	1.89%
Long-term debt
Long-term loans	1,074,060	1.70%	2023-2056
Unsecured bonds	349,332	0.30%	2023-2029
Lease liabilities	532,246	2.35%

	1,955,638
Less — Portion due within one year	187,942

	1,767,696

In
the Financial Services segment, Sony pledged assets as collateral for short-term borrowings and long-term debt and the pledged assets are comprised of the following:

	Yen in millions
	March 31
	2022	2023
Securities	1,490,663	1,678,553
Housing loans in the banking business	782,175	829,659
In
addition to the above, in the Financial Services segment, Sony pledged securities for securities-for-securities
lending transactions and the pledged securities are as follows:

	Yen in millions
	March 31
	2022	2023
Securities	521,912	4,728
Furthermore
, in the Financial Services segment, Sony pledged securities as collateral for cash settlements, variation margins of futures markets and certain other purposes and the pledged securities are as follows:

	Yen in millions
	March 31
	2022	2023
Securities	21,271	80,328
On
July 21, 2015, Sony issued 120,000 million yen of 130% Callable Unsecured Zero Coupon Convertible Bonds due on September 28, 2022 (the “Zero Coupon Convertible Bonds”). The bondholders w
e
re entitled to convert the Zero Coupon Convertible Bonds into shares of common stock from September 1, 2015 to September 28, 2022, and the initial conversion price was 5,008 yen per share. The conversion price is subject to anti-dilution provisions, where the conversion price is adjusted in certain cases such as the issuance or disposal of the shares of Sony Group Corporation’s common stock at below market price, stock splits, bonus issues of shares, and dividends in excess of 25 yen per common share per fiscal year. In addition, an early redemption is triggered upon the occurrence of certain corporate events including a merger or corporate split, and the completion of a takeover bid resulting in the delisting of the shares of common stock of Sony Group Corporation. The conversion price is reduced for a certain period prior to the early redemption date, which is determined by a formula that is based on time to maturity and Sony’s common stock price, in order to compensate bondholders for the time value up to the original maturity date. The reduced conversion price ranged from 3,526.5 yen to 5,008 yen per share. The conversion price has been adjusted to 4,952.8 yen per common share since June 10, 2022 because the payment of the total annual dividend per common share for the fiscal year ended March 31, 2022 was 65 yen, which is in excess of 25 yen. At the early redemption date, the remaining Zero Coupon Convertible Bonds would be redeemed at 100% of the principal amount. The conversion right is bifurcated from the host contract and classified as equity.
Sony had the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount on or after July 21, 2020, if the closing price per share of Sony Group Corporation’s common stock on the Tokyo Stock Exchange was 130% or more of the conversion price of the Zero Coupon
Convertible

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Bonds
applicable on each trading day for 20 consecutive trading days. As the option is conside red
closely related to the host contract, Sony does not bifurcate the option from the host contract.
There

were no significant adverse debt covenants under the Zero Coupon Convertible Bonds.
Sony redeemed the Zero Coupon Convertible Bonds at maturity on September 30, 2022.
In August and October 2022, in order to enhance liquidity, Sony executed an approximate 1,175
m
illion U.S. dollar bank loan from a group of banks with three, five and ten-year
maturity terms for the purpose of covering the consideration for the acquisition of 100% of the equity interest in Ellation, a subsidiary of AT&T Inc., which operates the anime business “Crunchyroll,” in August 2021. This bank loan utilizes the co-financing
facility of Japan Bank for International Cooperation (“JBIC”), which aims to facilitate overseas mergers and acquisitions by Japanese companies. Approximately 60%, or 705 million
U.S. dollars, is from the JBIC and was borrowed in U.S. dollars in October 2022, and approximately 40%, or 70,000
m
illion yen (approximately 470
m
illion U.S. dollars) is from Japanese private banks and was borrowed in yen in August 2022.
In December 2022, Sony Group Corporation issued unsecured straight bonds in the total principal amount of 150,000
m
illion yen. Sony Group Corporation used all of the proceeds of the issued bonds for the repayment of CP by the end of December 2022.
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
Sony also entered into foreign exchange forward contracts and foreign exchange range forward contracts which effectively fixed the cash flows from certain forecasted purchase and sale transactions denominated in foreign currencies for the fiscal years ended March 31, 2021, 2022 and 2023. The ineffective portions of the hedging relationships were not significant. Accordingly, these derivatives have been designated as cash flow hedges.
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
The estimated fair values of Sony’s outstanding derivative instruments are su
m
marized as follows:

	Yen in millions
	March 31, 2022		March 31, 2023
	Asset derivatives	Liability derivatives	Asset derivatives	Liability derivatives
Interest rate contracts
Interest rate swap agreements	26,795	6,455	43,464	3,139
Interest rate swaptions agreements	—	1,075	380	2,517

Foreign exchange contracts
Foreign exchange forward contracts	14,687	34,284	12,496	12,257
Swap agreements	11,897	925	3,774	5,781
Currency option contracts purchased	42	—	508	835
Currency option contracts written	—	172	—	5
Other currency contracts	3,578	1,201	4,540	998

Equity contracts
Equity future contracts	—	11,903	290	3,321
Equity swap agreements	—	16,105	—	5,270
Option contracts purchased	4,024	—	4,692	—

Total derivatives	61,023	72,120	70,144	34,123

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The estimated fair values and maturity analysis for notional amounts of Sony’s outstanding derivative instruments which are designated as hedging instruments are summarized as follows:

	Yen in millions
	March 31, 2022
	Notional amounts			Fair Value
	Within 1 Year	Over 1 Year	Total	Asset derivatives	Liability derivatives	Balance sheet location
Cash flow hedging relationships
Foreign exchange forward contracts	138,135	—	138,135	—	7,618	Current liabilities: Other financial liabilities
Average rate (JPY/USD)	115.3	—
Currency option bought contracts	4,830	—	4,830	28	—	Current assets: Other financial assets
Average rate (JPY/USD)	115.0	—
Currency option sold contracts	4,975	—	4,975	—	161	Current liabilities: Other financial liabilities
Average rate (JPY/USD)	118.5	—
Interest rate swap agreements	—	146,778	146,778	17,987	—	Non-current assets: Other financial assets
Average rate	—	1.5%

	Yen in millions
	March 31, 2023
	Notional amounts			Fair Value
	Within 1 Year	Over 1 Year	Total	Asset derivatives	Liability derivatives	Balance sheet location

Cash flow hedging relationships
Foreign exchange forward contracts	70,125	—	70,125	458	—	Current assets: Other financial assets
Average rate (JPY/USD)	131.3	—
Currency option bought contracts	45,789	—	45,789	502	—	Current assets: Other financial assets
Average rate (JPY/USD)	125.8	—
Currency option sold contracts	47,995	—	47,995	—	835	Current liabilities: Other financial liabilities
Average rate (JPY/USD)	131.9	—
Interest rate swap agreements	—	159,918	159,918	28,513	—	Non-current assets: Other financial assets
Average rate	—	1.5%

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Changes in the fair value of hedging instruments related to cash flow hedges are recorded in accumulated other comprehensive income for the fiscal years ended March 31, 2022 and 2023.

	Yen in millions
	Foreign exchange contracts	Interest rate contracts	Total
Balance as of April 1, 2021	(4,282)	5,581	1,299

Changes in fair value of hedging instruments recognized in other comprehensive income	(14,645)	6,942	(7,703)
Reclassification adjustments to profit (loss) for the year *1,2	12,886	1,643	14,529
Deferred tax	538	(2,629)	(2,091)

Balance as of March 31, 2022	(5,503)	11,537	6,034

Changes in fair value of hedging instruments recognized in other comprehensive income	(26,950)	13,975	(12,975)
Reclassification adjustments to profit (loss) for the year *1,2	34,825	(4,012)	30,813
Deferred tax	(2,408)	(3,051)	(5,459)

Balance as of March 31, 2023	(36)	18,449	18,413

*1
In the consolidated statements of income, the amount reclassified to profit (loss) is included in sales for hedges of foreign exchange contracts and in financial expenses for hedges of interest rate contracts.

*2	For the fiscal years ended March 31, 2022 and 2023, hedge ineffectiveness recognized in profit or loss was not material.
16. Offsetting of financial assets and financial liabilities
Tables below show the gross amounts of financial assets and liabilities, amounts offset, and net amounts presented in the consolidated statements of financial position, as well as the financial assets and liabilities that are subject to enforceable master netting agreements or similar agreements, as of March 31, 2022 and 2023.

	Yen in millions
	March 31, 2022
	Gross amounts recognized financial assets and financial liabilities	Amount s offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Gross amounts not offset in the consolidated statements of financial position
				Financial instruments	Cash collateral	Net amounts
Derivative assets *1	37,847	—	37,847	24,504	10,782	2,561
Trade receivables *2	30,370	26,739	3,631	—	—	3,631

Total assets	68,217	26,739	41,478	24,504	10,782	6,192

Derivative liabilities *1	72,004	—	72,004	33,514	29,530	8,960
Trade payables *2	60,056	26,739	33,317	—	—	33,317
Short-term borrowings *3	1,272,040	—	1,272,040	1,269,188	—	2,852

Total liabilities	1,404,100	26,739	1,377,361	1,302,702	29,530	45,129

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2023
	Gross amounts recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Gross amounts not offset in the consolidated statements of financial position
				Financial instruments	Cash collateral	Net amounts
Derivative assets *1	34,382	—	34,382	16,430	13,852	4,100
Trade receivables *2	175,872	174,930	942	—	—	942

Total assets	210,254	174,930	35,324	16,430	13,852	5,042

Derivative liabilities *1	31,997	—	31,997	21,700	5,216	5,081
Trade payables *2	281,295	174,930	106,365	—	—	106,365
Short-term borrowings *3	1,557,652	—	1,557,652	1,556,595	—	1,057

Total liabilities	1,870,944	174,930	1,696,014	1,578,295	5,216	112,503

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

*2	Amounts offset in the consolidated statements of financial position are related to repurchase agreements of products.

*3	Short-term borrowings relate to repurchase agreements (repos).

17.	Employee benefits

(1)	Defined benefit and severance plans
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

	Yen in millions
	Japanese plans		Foreign plans
	March 31		March 31
	2022	2023	2022	2023
Present value of defined benefit obligations	614,763	573,143	277,903	124,702
Fair value of plan assets	(474,933)	(447,747)	(198,791)	(56,987)
The impact of minimum funding requirement and asset ceiling	4,870	6,897	2,491	3,455

Net amount	144,700	132,293	81,603	71,170

Amount recognized in the consolidated statements of financial position
Net defined benefit asset	(21,057)	(28,334)	(6,544)	(1,775)
Net defined benefit liability	165,757	160,627	88,147	72,945

Net amount	144,700	132,293	81,603	71,170

Present value of defined benefit obligations
The changes in the defined benef
it o
bligations for the fiscal years ended March 31, 2022 and 2023 are as follows:

	Yen in millions
	Japanese plans		Foreign plans
	Fiscal year ended March 31		Fiscal year ended March 31
	2022	2023	2022	2023
Beginning balance of the fiscal year	640,061	614,763	371,239	277,903

Current service cost	12,868	12,660	2,424	2,319
Past service cost	4	5	(34)	(365)
Interest cost	3,751	4,367	5,117	4,623
Remeasurements:
Change in demographic assumptions	(536)	2,974	630	(458)
Change in financial assumptions	(8,594)	(27,314)	(16,789)	(60,179)
Other	(95)	(569)	(91)	(940)
Translation adjustments	—	—	19,372	11,213
Plan participants’ contributions	—	—	333	516
Benefits paid	(32,909)	(33,741)	(38,923)	(9,798)
Curtailments and settlements *	—	—	(65,375)	(100,132)
Other	213	(2)	—	—

Ending balance of the fiscal year	614,763	573,143	277,903	124,702

*
Curtailments and settlements of the foreign plans for the fiscal year ended March 31, 2022 relate mainly to the termination of the defined benefit pension plan at certain U.S. subsidiaries. Curtailments and settlements of the foreign plans for the fiscal year ended March 31, 2023 relate mainly to the termination of the defined benefit pension plan at certain U.K. subsi di
aries.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The weighted average duration of defined benefit obligations for the fiscal years ended March 31, 2022 and 2023 is as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2022	2023	2022	2023
Weighted average duration of defined benefit obligations	11.5 years	11.2 years	15.7 years	12.2 years
The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2022 and 2023 are as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2022	2023	2022	2023
Discount rate	0.7%	1.1%	2.5%	4.3%
The sensitivities of the defined benefit obligations to changes in the significant weighted-average actuarial assumptions are as follows:

	Yen in millions
	Japanese plans		Foreign plans
	March 31		March 31
Change in assumptions	2022	2023	2022	2023
Discount rate
0.25% decrease	18,069	16,042	11,055	3,487
0.25% increase	(15,372)	(13,201)	(10,439)	(3,316)
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
The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on current economic conditions and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing their dependence on contributions from Sony. To mitigate any potential concentration risk of plan assets, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 202
3
, are, as a result of Sony’s asset liability management, 15% (202
2
: 16%) of equity securities, 53
% (2022:
52%
)
 of fixed income securities and 32% (202
2
: 32%) of other investments for the pension plans of Sony Group Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 1% (202
2
: 1%) of equity securities, 28% (202
2
: 22%) of fixed income securities and 71
%

(202
2
: 77%) of other investments for the pension plans of foreign subsidiaries.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the plan assets for the fiscal years ended March 31, 2022 and 2023 are as follows:

	Yen in millions
	Japanese plans		Foreign plans
	Fiscal year ended March 31		Fiscal year ended March 31
	2022	2023	2022	2023
Beginning balance of the fiscal year	476,411	474,933	288,394	198,791

Interest income	3,026	3,649	3,955	2,804
Remeasurements:
Return on plan assets excluding interest income	17,617	(13,378)	(10,121)	(43,173)
Translation adjustments	—	—	13,880	5,760
Employer contribution	2,476	5,650	4,573	3,444
Plan participants’ contributions	—	—	333	516
Benefits paid	(24,597)	(23,107)	(37,545)	(8,240)
Refunds from the plans	—	—	(5,005)	—
Curtailments and settlements *	—	—	(59,673)	(102,915)

Ending balance of the fiscal year	474,933	447,747	198,791	56,987

*
Curtailments and settlements of the foreign plans for the fiscal year ended March 31, 2022 relate mainly to the termination of the defined benefit pension plan at certain U.S. subsidiaries. Curtailments and settlements of the foreign plans for the fiscal year ended March 31, 2023 relate mainly to the termination of the defined benefit pension plan at certain U.K. subsidiaries.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of defined benefit obligations. Sony expects to contribute approximately 2 billion yen to the Japanese plans and approximately 5 billion yen to the foreign plans during the fiscal year ending March 31, 2024.
The fair values of the assets held by Japanese and foreign plans are as follows:

	Yen in millions
	Japanese plans
	March 31 2022	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	13,843	13,843	—
Equity securities *1	31,660	28,175	3,485
Fixed income:
Government bonds *2	10,005	1,122	8,883
Corporate bonds *3	4,222	31	4,191
Commingled funds *4	316,319	—	316,319
Private equity	49,777	—	49,777
Hedge funds	49,107	—	49,107

Total	474,933	43,171	431,762

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Japanese plans
	March 31 2023	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	18,060	18,060	—
Equity securities *1	37,562	33,335	4,227
Fixed income:
Government bonds *2	10,369	975	9,394
Corporate bonds *3	4,587	25	4,562
Commingled funds *4	287,978	—	287,978
Private equity	40,612	—	40,612
Hedge funds	48,579	—	48,579

Total	447,747	52,395	395,352

*1	Represents primarily Japanese equity securities.

*2
Includes approximately 84% and 85% of debt securities issued by Japanese national and local governments, and 16%
 and
15%
of debt securities issued by foreign national and local governments as of the fiscal years ended March 31, 2022 and 2023, respectively.

*3	Includes debt securities issued by Japanese and foreign corporation s and government related agencies.

*4	Commingled funds represent pooled institutional investments, including primarily investment trusts.

	Yen in millions
	Foreign plans
	March 31 2022	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	2,350	2,350	—
Equity securities *1	61	61	—
Fixed income:
Government bonds *2	19,141	—	19,141
Corporate bonds *3	23,546	—	23,546
Asset-backed securities	63	—	63
Insurance contracts *4	129,084	432	128,652
Commingled funds *5	22,316	—	22,316
Real estate and other	2,230	8	2,222

Total	198,791	2,851	195,940

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Foreign plans
	March 31 2023	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	2,403	2,403	—
Equity securities *1	65	65	—
Fixed income:
Government bonds *2	2,135	—	2,135
Corporate bonds *3	12,052	—	12,052
Asset-backed securities	61	—	61
Insurance contracts *4	19,401	341	19,060
Commingled funds *5	18,113	—	18,113
Real estate and other	2,757	8	2,749

Total	56,987	2,817	54,170

*1	Includes primarily foreign equity securities.

*2	Includes primarily foreign government debt securities.

*3	Includes primarily foreign corporate debt securities.

*4	Represents annuity contracts with or without profit sharing and bulk insurance contracts.

*5	Commingled funds represent pooled institutional investments, including primarily investment trusts.
The impact of minimum funding requirement and asset ceiling
The impact of minimum funding requirement and asset ceiling for the fiscal years ended March 31, 2022 and 2023 is as follows:

	Yen in millions
	Japanese plans		Foreign plans
	Fiscal year ended March 31		Fiscal year ended March 31
	2022	2023	2022	2023
Beginning balance of the fiscal year	3,990	4,870	13,156	2,491

Interest income	25	39	187	65
Remeasurements:
Change in asset ceiling excluding interest income	855	1,988	(11,018)	811
Translation adjustments	—	—	166	88

Ending balance of the fiscal year	4,870	6,897	2,491	3,455

(2)	Defined contribution plans
Total defined contribution expenses for the fiscal years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Japanese plans	10,992	11,137	11,461
Foreign plans	9,639	11,154	17,271

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Employee benefits expenses
Employee benefits expenses included in cost of sales, selling, general and administrative, and financial services expenses in the consolidated statements of income for the fiscal years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Total employee benefits expenses	1,187,119	1,253,148	1,539,965
Employee benefits expenses include salaries, bonuses, stock-based compensation, social security, welfare and expenses relating to post-employment benefits.

18.	Participation and residual liabilities in the Pictures segment
The changes in participation and residual liabilities for the fiscal year ended March 31, 2023 are as follows:

Yen in millions
Fiscal year ended March 31
2023
Balance at beginning of the fiscal year	410,275

Current portion	190,162
Non-current portion	220,113

Additional participation and residual liabilities	210,226
Amounts paid during the year	(220,415)
Unpaid amounts reversed during the year	(13,605)
Translation adjustment	36,694

Balance at end of the fiscal year	423,175

Current portion	230,223
Non-current portion	192,952
There was no material change
due to
discounting during the
fiscal
year.

19.	Other assets and other liabilities

(1)	Other assets
Components of other assets as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	March 31
	2022	2023
Advance payments and prepaid expenses	384,299	481,080
Income taxes receivable and other taxes receivable	169,580	243,569
Other	208,241	207,627

Total	762,120	932,276

Current assets	473,070	610,330
Non-current assets	289,050	321,946

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Other liabilities
Components of other liabilities as of March 31, 2022 and 2023 are as follows:

	Yen in millions
	March 31
	2022	2023
Contract liabilities	366,227	508,454
Accrued short-term employee benefits	347,023	395,110
Refund liabilities	197,791	197,836
Taxes payable other than income taxes	163,316	185,224
Accrued expenses	177,404	177,789
Future insurance policy benefits and other	153,006	162,091
Other long-term employee benefit obligations	15,030	64,684
Product warranties	28,606	26,167
Other	146,566	130,573

Total	1,594,969	1,847,928

Current liabilities	1,488,488	1,720,335
Non-current liabilities	106,481	127,593
(Changes in presentation)
Other long-term employee benefit obligations, which were included within Other as of March 31, 2022, are now reclassified and presented as part of a separate caption due to an increase in materiality. Other long-term employee benefit obligations of 15,030 million yen, which were included within Other as of March 31, 2022 have been reclassified to conform to this change in presentation.
The changes in product warranties for the fiscal year ended March 31, 2023 are as follows:

Yen in millions
Fiscal year ended March 31
2023
Balance at beginning of the fiscal year	28,606

Additional product warranties	22,963
Amounts used during the year	(20,442)
Unused amounts reversed during the year	(6,359)
Translation adjustment	1,399

Balance at end of the fiscal year	26,167

20.	Stockholders’ equity

(1)	Common stock
The number of shares of common stock authorized as of March 31, 2021, 2022 and 2023 was 3,600,000,000.
The following table shows the changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2021, 2022 and 2023. All of the shares of common stock of Sony Group Corporation are issued with no par value, and the issued stock was fully paid.

	Number of shares
	Fiscal year ended March 31
	2021	2022	2023
Balance at beginning of the fiscal year	1,261,058,781	1,261,058,781	1,261,081,781

Issuance of new shares	—	23,000	—

Balance at end of the fiscal year	1,261,058,781	1,261,081,781	1,261,081,781

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

As of March 31, 2021, 2022 and 2023, the number of shares of treasury stock, which was included in the balance of common stock shares issued above, were 21,831,206 shares, 24,078,136 shares and 26,584,221 shares, respectively.
Sony Group Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act of Japan.
Although Sony Group Corporation approved on August 4, 2020 by resolution of the Board of Directors the setting of parameters for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation, no common stock was acquired based on these parameters.
Sony Group Corporation’s Board of Directors resolved and approved the setting of parameters for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of the Board of Directors held on April 28, 2021. Under the above resolution, Sony Group Corporation repurchased 7,400,600 shares of its common stock for an amount of 88,281 million yen during the fiscal year ended March 31, 2022, and repurchased 806,300 shares of its common stock for an amount of 9,100 million yen during the fiscal year ended March 31, 2023.
Sony Group Corporation’s Board of Directors resolved and approved the setting of parameters for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of the Board of Directors held on May 10, 2022. Under the above resolution, Sony Group Corporation repurchased 8,545,600 shares of its common stock for an amount of 89,118 million yen during the fiscal year ended March 31, 2023.

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
Dividends whose record date falls in the fiscal years ended March 31, 2022 and 2023, and whose effective date falls in the subsequent period are as follows:

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Source of dividends	Dividends per share (Yen)	Record date	Effective date
Board of Directors’ meeting held on May 10, 2022	Common stock	43,295	Retained earnings	35.00	March 31, 2022	June 3, 2022
Board of Directors’ meeting held on April 28, 2023	Common stock	49,380	Retained earnings	40.00	March 31, 2023	June 5, 2023

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Other comprehensive income
Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen in millions
	Balance at April 1, 2020	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Transactions with noncontrolling interests shareholders and other	Balance at March 31, 2021
Changes in equity instruments measured at fair value through other comprehensive income	(8,882)	144,544	6,085	(2,125)	139,622
Changes in debt instruments measured at fair value through other comprehensive income	985,234	(179,251)	—	458,754	1,264,737
Cash flow hedges	1,248	51	—	—	1,299
Remeasurement of defined benefit pension plans	—	11,555	(11,555)	—	—
Exchange differences on translating foreign operations	—	113,771	—	130	113,901
Insurance contract valuation adjustments	1,973	(2,537)	—	476	(88)
Share of other comprehensive income of investments accounted for using the equity method	(97)	885	(2)	—	786

Total	979,476	89,018	(5,472)	457,235	1,520,257

	Yen in millions
	Balance at April 1, 2021	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at March 31, 2022
Changes in equity instruments measured at fair value through other comprehensive income	139,622	(106,426)	(5,784)	27,412
Changes in debt instruments measured at fair value through other comprehensive income	1,264,737	(416,904)	—	847,833
Cash flow hedges	1,299	4,735	—	6,034
Remeasurement of defined benefit pension plans	—	33,641	(33,641)	—
Exchange differences on translating foreign operations	113,901	223,777	—	337,678
Insurance contract valuation adjustments	(88)	599	—	511
Share of other comprehensive income of investments accounted for using the equity method	786	2,078	—	2,864

Total	1,520,257	(258,500)	(39,425)	1,222,332

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at April 1, 202 2	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at March 31, 202 3
Changes in equity instruments measured at fair value through other comprehensive income	27,412	(36,862)	298	(9,152)
Changes in debt instruments measured at fair value through other comprehensive income	847,833	(884,678)	—	(36,845)
Cash flow hedges	6,034	12,379	—	18,413
Remeasurement of defined benefit pension plans	—	18,891	(18,891)	—
Exchange differences on translating foreign operations	337,678	175,525	—	513,203
Insurance contract valuation adjustments	511	1,714	—	2,225
Share of other comprehensive income of investments accounted for using the equity method	2,864	3,699	—	6,563

Total	1,222,332	(709,332)	(18,593)	494,407

Each component of other comprehensive income and the related tax effect including noncontrolling interests for the fiscal years ended March 31, 2021, 2022 and 2023 are as follows:

	Yen in millions
	Fiscal year ended March 31
Comprehensive income components	2021	2022	2023
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income
Amount incurred during the year	191,122	(139,511)	(45,708)

Total before tax	191,122	(139,511)	(45,708)
Tax expense or (benefit)	(46,382)	33,085	8,846

Net of tax	144,740	(106,426)	(36,862)
Remeasurement of defined benefit pension plans
Amount incurred during the year	17,856	43,134	27,136

Total before tax	17,856	43,134	27,136
Tax expense or (benefit)	(6,301)	(9,493)	(8,245)

Net of tax	11,555	33,641	18,891
Share of other comprehensive income of investments accounted for using the equity method
Amount incurred during the year	98	869	197

Total before tax	98	869	197
Tax expense or (benefit)	(11)	(292)	(52)

Net of tax	87	577	145

Total	156,382	(72,208)	(17,826)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31
Comprehensive income components	2021	2022	2023
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income
Amount incurred during the year	(285,504)	(572,692)	(1,223,450)
Reclassification to profit or loss	(98)	(6,408)	(5,300)

Total before tax	(285,602)	(579,100)	(1,228,750)
Tax expense or (benefit)	80,053	162,196	344,072

Net of tax	(205,549)	(416,904)	(884,678)
Cash flow hedges
Amount incurred during the year	7,481	(7,703)	(12,975)
Reclassification to profit or loss	(7,228)	14,529	30,813

Total before tax	253	6,826	17,838
Tax expense or (benefit)	(202)	(2,091)	(5,459)

Net of tax	51	4,735	12,379
Insurance contract valuation adjustments
Amount incurred during the year	(3,081)	807	2,463
Reclassification to profit or loss	(39)	(10)	(83)

Total before tax	(3,120)	797	2,380
Tax expense or (benefit)	—	(198)	(666)

Net of tax	(3,120)	599	1,714
Exchange differences on translating foreign operations
Amount incurred during the year	115,304	227,017	177,645
Reclassification to profit or loss	17	(742)	630

Total before tax	115,321	226,275	178,275
Tax expense or (benefit)	—	—	—

Net of tax	115,321	226,275	178,275
Share of other comprehensive income of investments accounted for using the equity method
Amount incurred during the year	798	1,501	3,554
Reclassification to profit or loss	—	—	—

Total before tax	798	1,501	3,554
Tax expense or (benefit)	—	—	—

Net of tax	798	1,501	3,554

Total	(92,499)	(183,794)	(688,756)

Total other comprehensive income	63,883	(256,002)	(706,582)

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Stock-based compensation plans
The stock-based compensation expense for the fiscal years ended March 31, 2021, 2022 and 2023 was 8,892 million yen, 11,105 million yen and 15,781 million yen, respectively.
Sony Group Corporation principally has a stock-based compensation incentive plan for the corporate executive officers and employees of Sony Group Corporation, and the directors, other officers and employees of its subsidiaries in the form of a stock option plan. The stock acquisition rights granted under the stock option plan generally have three-year vesting schedules and are exercisable up to 10 years from the date of grant. Sony Group Corporation either issues new shares of common stock or reissues existing treasury stock upon the exercise of these rights.
The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2021, 2022 and 2023 was 2,207 yen, 2,994 yen and 3,123 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2021, 2022 and 2023 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2021		2022		2023
Weighted-average assumptions
Share price at the grant date	9,202	yen	14,361	yen	11,389	yen
Risk-free interest rate	0.17%		0.60%		1.88%
Expected lives	5.41	years	5.33	years	5.46	years
Expected volatility*	26.97%		22.47%		26.55%
Expected dividends	0.34%		0.29%		0.47%

*	Expected volatility was based on the historical volatilities of Sony Group Corporation’s common stock over the expected life of the stock acquisition rights.
A summary of the activities regarding the stock option plan during the fiscal years ended March 31, 2021, 2022 and 2023 is as follows:

	Fiscal year ended March 31
	2021		2022		2023
	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
		Yen		Yen		Yen

Outstanding at beginning of the fiscal year	12,876,700	4,982	14,022,400	6,653	16,544,300	9,397

Granted	4,534,600	9,221	4,876,400	14,188	4,744,300	10,979
Exercised	3,178,300	3,911	1,944,900	5,313	1,260,800	5,565
Forfeited or expired	210,600	6,280	409,600	9,484	336,300	12,654

Outstanding at end of the fiscal year	14,022,400	6,653	16,544,300	9,397	19,691,500	10,312

Exercisable at end of the fiscal year	5,800,700	4,535	7,044,700	5,883	9,683,000	8,033
The weighted-average stock price at the time when the stock acquisition rights were exercised during the fiscal years ended March 31, 2021, 2022 and 2023 was 9,311 yen, 12,627 yen and 11,404 yen, respectively.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

A summary of unexercised stock acquisition rights as of March 31, 2021, 2022 and 2023 is as follows:

Series	Date of grant	Exercise term	Exercise price	Outstanding at end of the fiscal year (shares)
				2021	2022	2023

22 nd	November 22, 2011	November 22, 2012 to November 21, 2021	¥1,523	24,700	—	—
23 rd	November 22, 2011	November 22, 2012 to November 21, 2021	$19.44	77,500	—	—
24 th	December 4, 2012	December 4, 2013 to December 3, 2022	¥932	24,000	14,700	—
25 th	December 4, 2012	December 4, 2013 to December 3, 2022	$11.23	102,600	77,900	—
26 th	November 20, 2013	November 20, 2014 to November 19, 2023	¥2,007	88,500	47,000	14,400
27 th	November 20, 2013	November 20, 2014 to November 19, 2023	$20.01	140,900	127,300	110,700
28 th	November 20, 2014	November 20, 2015 to November 19, 2024	¥2,410.5	243,700	190,900	132,500
29 th	November 20, 2014	November 20, 2015 to November 19, 2024	$20.67	167,300	154,100	135,500
30 th	November 19, 2015	November 19, 2016 to November 18, 2025	¥3,404	323,900	252,600	186,900
31 st	November 19, 2015	November 19, 2016 to November 18, 2025	$27.51	218,800	170,800	148,200
32 nd	November 22, 2016	November 22, 2017 to November 21, 2026	¥3,364	672,100	516,300	390,400
33 rd	November 22, 2016	November 22, 2017 to November 21, 2026	$31.06	446,200	367,900	330,500
34 th	November 21, 2017	November 21, 2018 to November 20, 2027	¥5,231	872,800	572,500	434,200
35 th	November 21, 2017	November 21, 2018 to November 20, 2027	$45.73	787,200	676,400	620,500
36 th	February 28, 2018	February 28, 2019 to February 27, 2028	¥5,442	5,800	4,500	3,900
38 th	November 20, 2018	November 20, 2019 to November 19, 2028	¥6,440	1,290,600	977,800	839,900
39 th	November 20, 2018	November 20, 2019 to November 19, 2028	$56.22	987,300	826,800	760,500
40 th	November 20, 2019	November 20, 2020 to November 19, 2029	¥6,705	1,645,300	1,389,700	1,210,100
41 st	November 20, 2019	November 20, 2020 to November 19, 2029	$60.99	1,393,400	1,190,800	1,076,300
42 nd	April 17, 2020	April 17, 2021 to April 16, 2030	$63.75	20,000	13,300	13,300
43 rd	November 18, 2020	November 18, 2021 to November 17, 2030	¥9,237	2,252,000	2,193,000	2,060,400
44 th	November 18, 2020	November 18, 2021 to November 17, 2030	$87.48	2,222,800	1,974,800	1,862,100
45 th	November 18, 2021	November 18, 2022 to November 17, 2031	¥14,350	—	2,399,100	2,367,500
46 th	November 18, 2021	November 18, 2022 to November 17, 2031	$124.90	—	2,391,100	2,277,100
47 th	November 16, 2022	November 16, 2023 to November 15, 2032	¥11,390	—	—	2,427,100
48 th	November 16, 2022	November 16, 2023 to November 15, 2032	$77.89	—	—	2,289,500

F-
9
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

22.	Revenue

(1)	Contract balances
Receivables from contracts with customers, contract assets and contract liabilities are comprised of the following:

	Yen in millions
	April 1	March 31
	2021	2022
Receivables from contracts with customers *1	1,177,027	1,382,377
Contract assets *2	12,204	16,785
Contract liabilities *3	294,911	366,227

	Yen in millions
	April 1	March 31
	2022	2023
Receivables from contracts with customers *1	1,382,377	1,679,106
Contract assets *2	16,785	19,355
Contract liabilities *3	366,227	508,454

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
Contract liabilities principally relate to customer advances received prior to performance. Revenues of 216,931 million yen, 231,274 million yen and 303,779 million yen were recognized during the fiscal years ended March 31, 2021, 2022 and 2023, which were included in the balance of contract liabilities as of
April
 1, 2020, 2021 and 2022. Revenues of 76,405 million yen, 78,149 million yen and 45,645 million yen were recognized during the fiscal years ended March 31, 2021, 2022 and 2023 respectively, from performance obligations satisfied prior to April 1, 2020, 2021 and 2022 respectively.

(2)	Performance obligations
Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude contracts with an expected original duration of one year or less. The following table shows the summary of the transaction prices allocated to remaining performance obligations that are unsatisfied as of March 31, 2022 and 2023, respectively, of which more than half are expected to be recognized within one year and substantially all within three years. The amount of the transaction price related to variable consideration is included only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue to be recognized will not occur.

	Yen in millions
	March 31
	2022	2023
Pictures — Motion Pictures and Television Productions *1	705,974	796,690
Pictures — Media Networks	17,568	8,120
Music *2	127,530	140,842
Others	57,948	68,708

*1	For Motion Pictures and Television Productions in the Pictures segment, Sony has included all contracts regardless of duration.

*2	The amount included in the Music segment primarily consists of minimum royalty guarantees or fixed fees in contracts related to license revenue for ongoing access to an evolving library of content.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Contract costs
Contract costs are comprised as follows:

	Yen in millions
	March 31
	2022	2023
Incremental costs of obtaining a contract	7,336	6,110
Sony applies practical expedients to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset that otherwise would have been recognized is one year or less. The amortization of 7,271 million yen, 6,917 million yen and 4,686 million yen was recognized during the fiscal years ended March 31, 2021, 2022 and 2023, respectively. The incremental costs of obtaining a contract are primarily recognized in the ET&S segment for the internet-related service business and amortized to expense over the contract period.

(4)	Disaggregation of revenue
For the breakdown of sales and financial services revenue by segments, product categories and
g
eographies, refer to Note 4.

23.	Supplemental consolidated statements of income information

(1)	Other operating (income) expense, net
Sony records transactions in other operating (income) expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.
Other operating (income) expense, net is comprised of the following:

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Gain on transfer of GSN Games shares *1	—	(70,020)	—
(Gain) loss on purchase/sale of interests in subsidiaries and associates, net	(18,868)	(4,593)	(4,318)
(Gain) loss on sale, disposal or impairment of assets, net *2	32,122	8,316	(417)
Other	996	803	(7,286)

	14,250	(65,494)	(12,021)

*1	Refer to Note 31.

*2	Refer to Notes 9 and 11.

(2)	Research and development expenditures
Research and development expenditures recognized as an expense for the fiscal years ended March 31, 2021, 2022 and 2023 were 545,357 million yen, 618,368 million yen and 735,698 million yen, respectively.

(3)	Advertising costs
Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2021, 2022 and 2023 were 261,391 million yen, 347,709 million yen and 391,131 million yen, respectively.

(4)	Shipping and handling costs
Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2021, 2022 and 2023 were 82,708 million yen, 70,858 million yen and 95,208 million yen, respectively, which included the internal transportation costs of finished goods.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

24.	Financial income and expense
Financial income

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Interest income
Financial assets measured at AC	7,610	6,996	22,399
Dividends
Financial assets measured at FVOCI	1,566	2,792	3,488
Gain on revaluation of equity instruments
Financial assets measured at FVPL * 2	61,259	—	—
Other	13,357	9,516	5,171

Total	83,792	19,304	31,058

Financial expenses

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Interest expense
Financial liabilities measured at AC	5,916	6,377	16,016
Other	8,292	8,223	10,382
Foreign exchange loss, net * 1	16,191	1,612	14,489
Loss on revaluation of equity instruments
Financial assets measured at FVPL * 2	—	66,177	4,623
Other	10,683	21,751	13,441

Total	41,082	104,140	58,951

*1	Foreign exchange loss, net includes gains or losses from foreign exchange contracts.

* 2
Shares of Spotify Technology S.A. (“Spotify”) held by Sony are classified as equity securities required to be measured at fair value through profit or loss. The revaluation of the Spotify shares, net of costs to be paid to Sony’s artists and distributed labels, owned as of March 31, 2021, March 31, 2022 and March 31, 2023 resulted in an unrealized gain of 51,310 million yen (480 million U.S. dollars), an unrealized loss of 45,017 million yen (395 million U.S. dollars), and an unrealized loss of 7,787 million yen (58 million U.S. dollars), respectively.

25.	Income taxes
Income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are as follows:

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Income (loss) before income taxes:	997,965	1,117,503	1,180,313

Income tax expenses
Current	156,592	238,602	302,379
Deferred	(202,523)	(9,505)	(65,688)

Total income tax expense	(45,931)	229,097	236,691

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2021	2022	2023
Statutory tax rate	31.5%	31.5%	31.5%
Non-deductible expenses	0.2	0.2	0.2
Income tax credits	(1.4)	(1.9)	(3.2)
Change in statutory tax rate	(0.1)	(0.2)	(0.1)
Change in unrecognized tax assets (other than the reversal of a previous write-down of the deferred tax assets below)	(5.5)	(3.7)	(1.1)
Reversal of a previous write-down of the deferred tax assets of the consolidated tax filing group in the United States	(6.6)	—	—
Reversal of a previous write-down of the deferred tax assets relating to the national tax of Sony Group Corporation and its national tax filing group in Japan	(21.5)	—	—
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	0.7	1.0	1.6
Lower tax rate applied to life and non-life insurance business in Japan	(0.5)	(0.4)	(0.6)
Foreign income tax differential	(4.4)	(5.5)	(6.4)
Recording or reversal of liabilities for uncertain tax positions	(0.4)	0.8	(0.3)
Controlled Foreign Company taxation in Japan	3.0	(1.8)	(2.1)
Other	0.4	0.5	0.6

Effective income tax rate	-4.6%	20.5%	20.1%

Sony recognizes deferred tax assets, which include temporary differences, net operating losses and tax credits, to the extent that it is probable that taxable profit will be available against which the assets can be utilized. The realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction.
During the fiscal year ended March 31, 2021, Sony assessed the recoverability of
deferred tax assets, and reversed a previous write-down of the deferred tax assets for general business tax credits and foreign tax credits of the consolidated tax filing group in the United States. The impact of such reversal of a previous write-down of the deferred tax assets resulted in deferred tax benefits.
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

SONY GROUP CORPORATION AND CON
SOL
IDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2023
	Beginning balance	Recognized in profit or loss	Recognized in other comprehensive income	Changes accompanying business combination	Recognized directly in equity	Other*	Ending balance
Deferred tax assets:
Operating loss carryforwards for tax purposes	71,087	(5,756)	—	10,157	—	5,600	81,088
Defined benefit liabilities	72,565	5,826	(8,245)	(28)	(1,881)	(1,102)	67,135
Amortization including content assets	26,759	(1,675)	—	(25,695)	—	2,828	2,217
Lease liabilities	96,100	12,628	—	221	—	4,378	113,327
Warranty reserves and accrued expenses	141,344	4,240	—	1,599	—	2,644	149,827
Inventories	29,546	15,479	—	—	—	(302)	44,723
Depreciation	43,189	(3,566)	—	—	—	429	40,052
Debt securities measured at FVOCI	—	—	28,658	—	—	—	28,658
Tax credit carryforwards	38,884	(12,297)	—	5,792	—	3,845	36,224
Loss allowances	7,748	(1,857)	—	—	—	259	6,150
Impairment of investments	9,816	(3,709)	—	—	—	(55)	6,052
Deferred revenue	31,185	22,076	—	(2,299)	—	2,478	53,440
Other	140,594	45,871	(2,408)	21,427	(985)	6,099	210,598

Total deferred tax assets	708,817	77,260	18,005	11,174	(2,866)	27,101	839,491

Deferred tax liabilities:
Insurance acquisition costs	(191,474)	(8,914)	(5,769)	—	—	(487)	(206,644)
Insurance contract liabilities	(167,337)	(12,317)	(1,398)	—	—	7,220	(173,832)
Non-current other receivables in the Pictures segment	—	—	—	—	—	—	—
Right-of-use assets	(59,566)	(24,365)	—	(208)	—	(6,328)	(90,467)
Equity securities measured at FVOCI	(15,969)	923	8,846	—	—	1,823	(4,377)
Equity securities measured at FVPL	(53,139)	31,952	—	—	—	(3,380)	(24,567)
Debt securities measured at FVOCI	(327,359)	5,024	322,581	—	—	(246)	—
Intangible assets acquired through stock exchange offerings	(23,949)	—	—	—	—	—	(23,949)
Intangible assets derived from EMI Music Publishing acquisition	(101,594)	2,277	—	—	—	(6,639)	(105,956)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(56,031)	(15,318)	—	—	—	1,759	(69,590)
Investment in M3	(42,692)	(4,646)	—	—	—	—	(47,338)
Other	(67,610)	13,812	(52)	(3,120)	(159)	(7,127)	(64,256)

Total deferred tax liabilities	(1,106,720)	(11,572)	324,208	(3,328)	(159)	(13,405)	(810,976)

*	Other mainly consists of exchange differences on tra nslat in g forei g n operations.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

As of March 31, 2022 and 2023, based on the assessment of recoverability of deferred tax assets, Sony continued not to recognize the deferred tax assets at some entities in Japan, Sony Mobile Communications AB in Sweden, Sony Europe B.V. in the United Kingdom, certain subsidiaries in Brazil, and certain subsidiaries in other tax jurisdictions.
As of March 31, 2022 and 2023, the deductible temporary differences, operating loss carryforwards and tax credit carryforwards for which no deferred tax asset is recognized are as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023
Deductible temporary differences	154,581	126,406
Operating loss carryforwards	1,437,551	1,384,658
Tax credit carryforwards	19,066	18,853
As of March 31, 2022 and 2023, the expected expiration period of the operating loss carryforwards for which no deferred tax asset is recognized are as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023
Within 5 years	599,333	602,799
Over 5 years to 10 years	277,418	250,587
Over 10 years to 15 years	23,974	25,786
Over 15 years	2,930	13,245
No expiration period	533,896	492,241

Total	1,437,551	1,384,658

As of March 31, 2022 and 2023, the expected expiration period of the tax credit carryforwards for which no deferred tax asset is recognized is mostly within 5 years except for the amount with no expiration period. The amount of tax credit carryforwards with no expiration date as of March 31, 2022 and March 31, 2023 was 1,803 million yen and 1,047 million yen, respectively.
Deferred income taxes have not been provided on taxable temporary differences for undistributed earnings of certain foreign subsidiaries and corporate joint ventures which are not expected to be remitted in the foreseeable future. As of March 31, 2022 and March 31, 2023, such taxable temporary differences amounted to 365,925 million yen and 560,888 million yen, respectively. The tax basis of these undistributed earnings was approximately 5,855 million yen and 8,974 million yen, respectively. In addition, deferred income taxes have not been provided on the taxable temporary differences in subsidiaries, including a gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991 and the remeasurement gain on 116,939 million yen for the pre-owned
equity interest in EMI Music Publishing acquired in November 2018. Sony does not anticipate any significant tax consequences on the possible future disposition of these investments based on its tax planning strategies.
In addition, the deductible temporary differences arising from the translation adjustments for the foreign operations for which deferred tax assets are not recognized as of March 31, 2022 and March 31, 2023 amounted to 92,252 million yen and 181,037 million yen, respectively. The taxable temporary differences arising from the translation adjustments for the foreign operations for which deferred tax liabilities are not recognized as of March 31, 2022 and March 31, 2023 amounted to 429,930 million yen and 694,240 million
y
en, respectively.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

26. Reconciliation of the differences between basic and diluted EPS
Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2021, 2022 and 2023 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Net income attributable to Sony Group Corporation’s stockholders	1,029,610	882,178	937,126
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	385	163	51

Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	1,029,995	882,341	937,177

	Thousands of shares
	Fiscal year ended March 31
	2021	2022	2023
Weighted-average shares outstanding for basic EPS computation	1,230,480	1,239,299	1,235,701
Effect of dilutive securities:
Stock acquisition rights and other	4,474	5,470	3,646
Zero coupon convertible bonds	15,392	6,491	2,030

Weighted-average shares for diluted EPS computation	1,250,346	1,251,260	1,241,377

	Yen
	Fiscal year ended March 31
	2021	2022	2023
Basic EPS	836.75	711.84	758.38

Diluted EPS	823.77	705.16	754.95

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2021, 2022 and 2023 were 4,475 thousand shares, 4,790 thousand shares and 11,223 thousand shares, respectively, which primarily consisted of
stock options.

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Interest and dividends

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Interest received
Financial services revenue	198,310	208,170	224,137
Financial income	8,409	6,988	20,872
Dividends received
Financial services revenue	19,299	27,075	23,409
Financial income	1,559	2,800	3,488
Interest paid
Financial services expenses	9,659	6,607	27,352
Financial expenses	8,172	8,843	11,663
The above are items presented in the consolidated statements of income, which include cash flows for interest and dividends.
Sony classifies the cash flows from interest and dividends of the above as cash flows from operating activities in the consolidated statements of cash flows.

(4)	Non-cash investing and financing activities
There was an increase in ROU assets as a result of entering into lease contracts and the conversion of convertible bonds during the fiscal years ended March 31, 2021, 2022 and 2023. Refer to (5) Reconciliation of liabilities arising from financing activities for more details.
In addition, during the fiscal year ended March 31, 2022, a portion of the consideration received as a result of the transfer of certain operations of Game Show Network, LLC was in the form of stock. Refer to Note 31 for more details.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(5)	Reconciliation of liabilities arising from financing activities

	Yen in millions
	Short-term borrowings	Long-term debt
Balance as of April 1, 2020	66,631	817,919

Net cash flows from financing activities	(18,334)	147,017
Acquisitions through business combinations	—	59
Non-cash items:
Conversion of convertible bonds	—	(78,342)
Obtaining assets by entering into lease contracts	—	56,247
Translation adjustment	106	15,514
Other	4,134	10,630

Total changes	(14,094)	151,125

Balance as of March 31, 2021	52,537	969,044

Net cash flows from financing activities	408	(163,104)
Acquisitions through business combinations	—	8,346
Non-cash items:
Conversion of convertible bonds	—	(14,597)
Obtaining assets by entering into lease contracts	—	121,937
Translation adjustment	1,659	35,652
Other	1,487	(6,045)

Total changes	3,554	(17,811)

Balance as of March 31, 2022	56,091	951,233

Net cash flows from financing activities	32,391	229,578
Acquisitions through business combinations	—	32,009
Non-cash items:
Conversion of convertible bonds	—	(26,563)
Obtaining assets by entering into lease contracts	—	127,322
Translation adjustment	4,533	22,684
Other	(369)	(13,936)

Total changes	36,555	371,094

Balance as of March 31, 2023	92,646	1,322,327

The amount of short-term borrowings and long-term debt associated with the insurance business and banking business operations, which are classified as cash flows from operating activities in the consolidated statements of cash flows, is excluded from the amount above.

(6)	Components of cash and cash equivalents

	Yen in millions
	March 31
	2021	2022	2023
Cash and demand deposits	902,036	1,824,912	1,227,541
Time deposits with original maturities of three months or less	635,848	72,270	76,452
Money market funds	249,098	71,554	116,607
Call loans	—	80,900	60,300

Total	1,786,982	2,049,636	1,480,900

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Sony consolidates investment funds as structured entities in the Financial Services segment. The investment funds are designed so that voting or similar rights are not the dominant factor in deciding who controls these entities, but it is determined that Sony has control over these structured entities. Sony has not provided and does not intend to provide any significant financial or other support to any of the consolidated structured entities without contractual obligations to the investment funds. The assets and liabilities of structured entities that are consolidated in the Financial Services segment are limited in their intended use by contractual arrangements. As of March 31, 2022 and 2023, the total assets of these structured entities are 628,297 million yen and 2,486,836 million yen, respectively.

The increase in the fiscal year ended March 31, 2023 is primarily due to the transfer of equity securities which were previously directly held into investment funds.

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
In the Financial Services segment, Sony enters into securitization transactions for certain housing loans, involving unconsolidated structured entities. Sony derecognizes a financial asset when the contractual right to receive the cash flows from the financial asset is transferred, or when Sony retains the contractual right to receive the cash flows from the financial asset, but assumes a contractual obligation to pay the cash flows without reinvestment or material delay to other recipients in an arrangement, and substantially all the risks and rewards of ownership of the financial asset are transferred to another entity. Since the above securitization transactions do not meet the requirements for derecognition of financial assets, such transferred assets are not derecognized. Sony recorded 182,417 million yen and 168,173 million yen of transferred assets that do not meet the requirement for derecognition of financial assets included in investments and advances in the Financial Services segment as of March 31, 2022 and 2023, respectively. As of March 31, 2022 and 2023, the liabilities recorded from these securitization transactions were
183,886 million yen and 169,500 million yen, respectively, which are included in the current portion of long-term debt and long-term debt. The liabilities will be settled when the payment for the transferred assets is executed and until this time, Sony is unable to utilize the transferred assets. The transferee of the transferred assets has recourse only to the transferred asset, and as of March 31, 2022 and 2023, the fair value of the transferred assets are 187,555 million yen and 170,695 million yen, respectively and the associated liabilities are 186,702 million yen and 169,931 million yen, respectively.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition to the above, in the Financial Services segment, Sony makes investments in structured entities. Sony’s investments in such structured entities include securitized products, foreign corporate bonds and other investments. The following tables present the carrying amount of the investments of unconsolidated structured entities, the presentation in the consolidated statements of financial position, and the maximum exposure to loss associated with these investments as of March 31, 2022 and 2023. Maximum exposure to loss does not reflect Sony’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Sony enters into to reduce its exposure. The risks associated with structured entities in which Sony is involved are limited to the amount recorded in the consolidated statements of financial position and the amount of commitments.

	Yen in millions
	March 31, 2022
	Presentation in the consolidated statements of financial position			Maximum exposure to loss
	Investments and advances in the Financial Services segment (Current assets)	Investments and advances in the Financial Services segment (Non-current assets)	Other financial assets (Current assets)
Securitized products	—	356,862	—	356,862
Foreign corporate bonds *1	28,412	168,167	—	196,579
Other investments *2	2	247,394	24,697	286,662

Total	28,414	772,423	24,697	840,103

	Yen in millions
	March 31, 2023
	Presentation in the consolidated statements of financial position			Maximum exposure to loss
	Investments and advances in the Financial Services segment (Current assets)	Investments and advances in the Financial Services segment (Non-current assets)	Other financial assets (Current assets)
Securitized products	—	401,642	—	401,642
Foreign corporate bonds *1	20,806	186,878	—	207,684
Other investments *2	—	286,066	25,464	332,076

Total	20,806	874,586	25,464	941,402

*1	Foreign corporate bonds primarily include repackaged bonds.

*2	Other investments primarily include investment funds.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

29.	Subsidiaries
The following table sets forth the major consolidated subsidiaries owned, directly or indirectly, by Sony Group Corporation.

Name of company	Country of incorporation /residence	(As of March 31, 2023) Percentage owned
Sony Interactive Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Corporation	Japan	100.0
Sony Global Manufacturing & Operations Corporation	Japan	100.0
Sony Semiconductor Solutions Corporation	Japan	100.0
Sony Semiconductor Manufacturing Corporation	Japan	100.0
Sony Network Communications Inc.	Japan	100.0
Sony Marketing Inc.	Japan	100.0
Sony Storage Media Solutions Corporation	Japan	100.0
Sony Financial Group Inc.	Japan	100.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Bank Inc.	Japan	100.0
Sony Assurance Inc.	Japan	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Interactive Entertainment LLC	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Music Publishing LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Europe B.V.	U.K.	100.0
Sony Interactive Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherlands	100.0
Sony (China) Limited	China	100.0
Sony EMCS (Malaysia) Sdn. Bhd.	Malaysia	100.0
Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0

30.	Acquisitions

(1)	Fiscal year ended March 31, 2022
Acquisition of Ellation Holdings, Inc.
On August 9, 2021, Sony Pictures Entertainment Inc. (“SPE”), a wholly-owned subsidiary of Sony, through Funimation Global Group, LLC (“Funimation”), acquired 100% of the equity interest in Ellation Holdings, Inc. (“Ellation”), a subsidiary of AT&T Inc., which operates the anime business “Crunchyroll.” Funimation is a joint venture between SPE and Aniplex Inc., a subsidiary of Sony Music Entertainment (Japan) Inc. The consideration for the acquisition of 135,938 million yen (1,237 million U.S. dollars) was paid in cash. As a result of the acquisition, Ellation has become a wholly-owned subsidiary of Sony. On February 24, 2022, Funimation changed its company name to Crunchyroll, LLC.
Crunchyroll is a DTC service, connecting anime and manga fans across more than 200 countries and territories. Crunchyroll provides services including subscription video-on-demand,
advertising-based
video-on-demand,
mobile games, manga, events, merchandise and distribution. The acquisition has brought together two animation distribution brands, Funimation and Crunchyroll, allowing Sony to expand fan-centric
offerings. The global unification and integration of the two brands and services under the Crunchyroll brand started in March 2022.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
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
Revenue and net income attributable to Ellation since the date of acquisition included in Sony’s consolidated statements of income for the fiscal year ended March 31, 2022 and pro forma results of operations have not been presented because the effect of the acquisition was not material.

(2)	Fiscal year ended March 31, 2023
Acquisition of Bungie, Inc.
On July 15, 2022, Sony Interactive Entertainment LLC (“SIE”), a wholly-owned subsidiary of Sony, completed the acquisition of 100% of the shares of Bungie, Inc. (“Bungie”), an independent videogame developer in the United States. As a result of this acquisition, Bungie has become a wholly-owned subsidiary of Sony. This acquisition gives SIE access to Bungie’s approach to live game services and technology expertise.
The total consideration of this acquisition, which was determined after customary working capital and other adjustments, was 510,459 million yen (3,701 million U.S. dollars), inclusive of the purchase price and committed employee incentives. Of the total consideration, 347,768 million yen (2,522 million U.S. dollars) was allocated to the purchase consideration of this acquisition, and the remaining 162,691 million yen (1,179 million U.S. dollars) was mainly allocated to deferred payments to employee shareholders that are conditional upon their continuous employment, and other retention incentives. The deferred payments and other retention incentives will be expensed over the required post-acquisition service periods.
The fair value of the purchase consideration of this acquisition as of the acquisition date was 333,859 million yen (2,421 million U.S. dollars) which consisted of upfront cash consideration of 207,511 million yen (1,505 million U.S. dollars), deferred consideration of 84,410 million yen (612 million U.S. dollars), and contingent consideration of 41,938 million yen (304 million U.S. dollars) that is subject to employee shareholders’ continuous employment and represents the vested portion of the total vesting term of replacement awards that existed as of the acquisition date. Deferred consideration and contingent consideration are included in other financial liabilities (current and non-current)
in the consolidated statements of financial position.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Sony’s consolidated statements of income for the fiscal year ended March 31, 2023 include net loss after income taxes of 47,420 million yen (338 million U.S. dollars), attributable to Bungie since the acquisition date, including the deferred payments and other retention incentives arising out of this acquisition and amortization of intangible assets recognized as of the acquisition date. Revenue after elimination of intercompany transactions attributable to Bungie since the acquisition date for the fiscal year ended March 31, 2023 has not been presented because the revenue was not material.
Sony consolidated Bungie by using the acquisition method of accounting and recorded the fair value of the identifiable assets acquired, liabilities assumed and residual goodwill of Bungie. The following table summarizes the final fair values assigned to the assets and liabilities of Bungie that were recorded in the G&NS segment. The measurement period adjustments were not material.

Yen in millions
Cash and cash equivalents	37,800
Trade and other receivables, and contract assets	5,093
Other current assets	3,412
Property, plant and equipment	7,481
Right-of-use assets	15,540
Goodwill	193,801
Content assets	45,512
Other intangible assets	66,257
Deferred tax assets	7,297
Other	3,564

Total assets	385,757

Trade and other payables	3,060
Other current liabilities	12,195
Long-term debt	30,944
Other	5,699

Total liabilities	51,898

Content assets and other intangible assets mainly consist of license agreements and software. Goodwill mainly represents future growth from new revenue streams and synergies with existing Sony businesses and is not deductible for tax purposes. Goodwill recorded in connection with the acquisition is included in the G&NS segment.
Pro forma results of operations have not been presented because the effect of the acquisition is not material.

(3)	Other acquisitions
During the fiscal year ended March 31, 2021, Sony completed other acquisitions for
a
total consideration of 18,258 million yen which was paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 15,679 million yen of goodwill and 6,061 million yen of intangible assets.
During the fiscal year ended March 31, 2022, Sony completed other acquisitions for
a
total consideration of 175,878 million yen which was paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 116,394 million yen of goodwill and 64,348 million yen of intangible assets.
During the fiscal year ended March 31, 2023, Sony completed other acquisitions for
a
total consideration of 92,743 million yen which was paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 80,698 million yen of goodwill and 29,154 million yen of intangible assets.
No significant amounts
were
allocated to
in-process
research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Other information including pro forma results of operations has not been presented because the eff ects
of other acquisitions, individually and in aggregate, were
no
t material.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

31.	Divestiture
Fiscal year ended March 31, 2022
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

(1)	Account balances and transactions with associates and joint ventures accounted for under the equity method
Primary account balances and transactions with associates and joint ventures accounted for under the equity method are as follows:

	Yen in millions
	March 31
	2022	2023
Trade and other accounts receivable
Associates	9,587	7,779
Joint ventures	5,143	6,326

Total	14,730	14,105

Other current assets
Associates	7,042	7,747
Joint ventures	—	—

Total	7,042	7,747

Accounts payable, trade
Associates	1,219	1,425
Joint ventures	157	228

Total	1,376	1,653

Short-term borrowings
Associates	2,131	3,124
Joint ventures	20,132	25,218

Total	22,263	28,342

Lease liabilities and other
Associates	64,552	74,955
Joint ventures	—	—

Total	64,552	74,955

Accounts payable for property, plant and equipment
Associates	7,189	12,050
Joint ventures	—	—

Total	7,189	12,050

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Sales
Associates	15,087	20,385	15,040
Joint ventures	17,985	27,374	30,220

Total	33,072	47,759	45,260

Purchases
Associates	3,083	3,271	4,450
Joint ventures	1	785	649

Total	3,084	4,056	5,099

Lease payments and other
Associates	8,028	11,180	13,720
Joint ventures	—	—	—

Total	8,028	11,180	13,720

Payments for property, plant and equipment
Associates	1,272	12,052	20,553
Joint ventures	—	—	—

Total	1,272	12,052	20,553

Sony has agreements with shareholders of associates to make cash investments in the associates in the future. The investment commitments as of March 31, 2022 and 2023, amounted to 39,231 million yen and 39,047 million yen, respectively.

(2)	Compensation for key management personnel
Compensation for key management personnel for the fiscal years ended March 31, 2021, 2022 and 2023 is presented as follows:

	Yen in millions
	Fiscal year ended March 31
	2021	2022	2023
Short-term employee benefits	1,202	1,480	1,831
Stock-based compensation	2,329	1,597	1,928

Total	3,531	3,077	3,759

Compensation for key management personnel is the remuneration for Directors (including outside Directors) and Corporate executive officers of Sony Group Corporation.

33.	Purchase commitments, contingent liabilities and other

(1)	Loan commitments
Subsidiaries in the Financial Services segment have lines of credit in accordance with loan agreements with their customers. As of March 31, 2022 and 2023, the total unused portion of the lines of credit extended under these contracts was 33,587 million yen and 35,831 million yen, respectively.

(2)	Purchase commitments
Purchase commitments as of March 31, 2022 and 2023 amounted to 1,000,833 million yen and 1,084,774 million yen, respectively. The amount of these purchase commitments covers the purchase consideration for property, plant and equipment, intangible assets, other goods and other services. The major components of these commitments are as follows:

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods, mainly within four years from the end of each period. As of March 31, 2022 and 2023, these subsidiaries were committed to make payments under such contracts of 101,284 million yen and 125,098 million yen, respectively.
Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music products. These contracts cover various periods, mainly within five years from the end of each period. As of March 31, 2022 and 2023, these subsidiaries were committed to make payments of 153,920 million yen and 193,576 million yen, respectively, under such contracts.
Certain subsidiaries in the G&NS segment have entered into long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods, mainly within six years from the end of each period. As of March 31, 2022 and 2023, these subsidiaries were committed to make payments of 34,842 million yen and 31,298 million yen, respectively, under such contracts.
In addition to the above, Sony has entered into purchase contracts for property, plant and equipment and intangible assets. As of March 31, 2022 and 2023, Sony has committed to make payments of 246,263 million yen and 292,608 million yen, respectively, under such contracts.
Sony has entered into purchase contracts for materials. As of March 31, 2022 and 2023, Sony has committed to make payments of 265,518 million yen and 288,260 million yen, respectively, under such contracts.

(3)	Litigation
Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees
Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2022 and 2023 amounted to 501 million yen and 458 million yen, respectively.

34.	Subsequent event
Setting of parameters for repurchase of shares of its own common stock
Sony Group Corporation approved the setting of the following parameters for repu rchas
e of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation by the resolution of its Board of Directors as of May 17, 2023:

1.	Total number of shares for repurchase: 25 million shares (maximum)

2.	Total purchase price for repurchase of shares: 200 billion yen (maximum)

3.	Period of repurchase: May 18, 2023 to May 17, 2024

F-11
6