Form 20-F
period 2024-03-31
Sony Group Corp
filed 2024-06-25
CIK 313838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2024
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

	Outstanding as of
	March 31, 2024	March 31, 2024
Title of Class	(Tokyo Time)	(New York Time)

Common Stock	1,221,448,886
American Depositary Shares		108,397,166
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
Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East could heighten many of the risks and uncertainties noted above.
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
The competitive factors Sony faces vary depending on the nature of the business. For example, in the electronics area, Sony competes on the basis of various factors including price and function, while in the Music and Pictures segments, Sony competes for talent, such as artists, songwriters, actors, directors and producers, and for entertainment content that is created, acquired, licensed and/or distributed. Competition on price can lead to lower margins when costs do not fall at a proportional rate, and competition for talent and appealing content can also lead to lower profitability if the higher costs required for such talent and content cannot be recouped through greater sales. In addition, the evolution of innovative technologies such as generative artificial intelligence (“AI”) and the use of them by competitors may disrupt Sony’s existing business models. Moreover, even for those products where Sony believes it has a strong competitive advantage, such as image sensors, it is possible that its competitors’ technological capabilities will accelerate such that Sony would be unable to maintain its advantageous market position. In terms of consumer electronics products, to produce products that appeal to changing and increasingly diverse consumer preferences, including constantly changing consumer interest in minimizing energy consumption and using environmentally friendly materials for both products and packaging, or to overcome the fact that a relatively high percentage of consumers already possess similar products, Sony must develop superior technology, anticipate consumer tastes, and rapidly develop attractive and differentiated products with competitive prices and features. Sony faces increasingly intense pricing pressure from competitors, retailer consolidation, new sales/distribution channels, and shorter product cycles in a variety of consumer product categories. In the Music and Pictures segments, operating results can be impacted by worldwide consumer acceptance of their products, which is difficult to predict, and by alternative forms of entertainment and leisure activities available to consumers, as well as by competing products released at or near the same time. For example, in the Pictures segment, as the number of theatrical releases increases with the resumption of production activities that had been paused due to the strikes by the Writers Guild of America (“WGA”) and the Screen Actors Guild - American Federation of Television and Radio Artists
(“SAG-AFTRA”)
in 2023, the theatrical release calendar of films by major studios could become more crowded, increasing competition for available screen space. This situation could adversely affect the operating results of the Pictures segment.

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
Sony must continually introduce, enhance and stimulate customer demand for electronic products and services. Sales of these products and services are particularly sensitive to the significant weighting of consumer demand to the year-end
holiday season. In the G&NS segment, the successful introduction and penetration of gaming platforms, including streaming, is a significant factor driving sales and profitability, and this success is affected by the ability to provide customers with attractive software line-ups
and online services. However, there is no assurance that third-party software developers and publishers, major contributors to this effort, will continue to develop and release software. In addition, Sony believes that integrating its hardware, software, including AI, entertainment content and network services and minimizing their energy consumption, as well as investing in R&D to effect such integration, is essential in generating revenue growth and profitability. However, this strategy depends on its ability to further develop AI and network services technologies, coordinate and prioritize strategic and operational issues among Sony’s various business units and sales channels, continually introduce enhanced, energy efficient and competitively priced hardware that is seamlessly connected to energy efficient network platforms with user interfaces that are innovative and attractive to consumers and also standardize technological and interface specifications industry-wide and across Sony’s networked products and business units. In addition, the G&NS, Music and Pictures segments must invest substantial amounts, which may include significant upfront investments, in internally developed software titles, artist advances, music catalogs, motion picture productions, television productions and broadcast programming before knowing whether their products will receive customer acceptance. Furthermore, underperformance of Pictures’ products in the initial distribution market is correlated with weak performance in subsequent distribution markets, which would have an adverse effect on Sony’s results in the year of initial release as well as future years.
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
Sony actively engages in acquisitions, joint ventures, capital expenditures and other strategic investments to acquire new technologies, efficiently develop new businesses and enhance its business competitiveness. For example, in the fiscal year ended March 31, 2023, Sony acquired 100% of the shares of Bungie, Inc. (“Bungie”) an independent videogame developer in the United States; made an additional strategic investment in Epic Games, Inc. (“Epic Games”); and established a joint venture with Honda Motor Co., Ltd. in the mobility field.
In some cases, the completion of mergers and acquisitions is subject to certain closing conditions, including regulatory approvals. As a result of anti-trust laws and regulations and anti-trust regulatory authorities becoming stricter, regulatory reviews following the signing of a definitive agreement may take longer than expected, or

Sony may fail to obtain regulatory approvals. Also, closing conditions for mergers and acquisitions, which are set forth in definitive agreements, may not be satisfied due to unanticipated changes in the strategies or financial conditions of the organizations to be merged or acquired, leading to mergers and acquisitions not proceeding as expected, or the definitive agreements being changed or terminated. As a result, Sony may lose business opportunities and may not realize some or all of the initially expected results of mergers and acquisitions.
While Sony performs a comprehensive analysis and evaluation of merged or acquired organizations prior to their merger or acquisition from various perspectives such as technology, accounting, tax, finance, human resources (“HR”), and legal, Sony’s financial results may be adversely affected by factors including the significant cost of the acquisition and/or integration expenses, IT and information security risks introduced from newly merged or acquired organizations, failure to achieve initially expected synergies, failure to generate expected revenue and cost improvements, loss of key personnel and assumption of liabilities.
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
Sony invests heavily in production facilities and equipment, including fabrication facilities used to make image sensors for smartphones and other products. Sony may not be able to execute these capital expenditures as planned or recover these capital expenditures in part or full or in the planned timeframe due to the competitive environment, lower-than-expected consumer demand, changes in the financial condition or business decisions of Sony’s major customers, or delays in the procurement of production facilities and equipment. Sony invested 355.9 billion yen and 339.6 billion yen of capital in the fiscal years ended March 31, 2023 and 2024, respectively, mainly for the purpose of increasing image sensor production capacity.
Further, Sony is implementing initiatives for restructuring and transformation to enhance profitability, business autonomy and shareholder value or to clearly position each business within the overall business portfolio. However, the expected benefits of these initiatives, including the expected level of profitability, may not be realized due to internal and external impediments or market conditions worsening beyond expectations. If Sony is not successful in achieving its restructuring and transformation initiatives, Sony’s operating results, financial condition, reputation, competitiveness or profitability may be adversely affected. As of the date of this report, Sony Group Corporation has been making concrete preparations for an execution of a partial spin-off
(the
“Spin-off”)
of Sony Financial Group Inc. (“SFGI”), which operates the Financial Services business, and the listing of the shares of SFGI in October 2025. Items to be assessed for the execution of the
Spin-off
include the listing market(s) for the shares of SFGI, the necessary steps for dividends in kind in relation to the holders of American Depositary Shares (“ADSs”) of Sony Group Corporation, and the possibility of satisfying the requirements for tax-free
treatment in some countries. At this time, there is no guarantee that the
Spin-off
would satisfy the requirements for
tax-free
treatment in each country, including Japan. The execution and timing of the
Spin-off
are subject to approvals, certifications and/or permissions by the relevant stock exchange(s) and other relevant authorities regarding the steps that are ultimately selected after the assessment of these items.
Sony’s sales and profitability may be affected by the operating performance of wholesalers, retailers, other resellers and third-party distributors.
Sony is dependent for the distribution of its products on wholesalers, retailers, other resellers and third-party distributors, many of whom also distribute competitors’ products. For example, in some cases, Sony’s smartphones sold through cellular network carriers are subsidized by the carriers. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of Sony’s agreements with these carriers or in agreements Sony enters into with new carriers. In addition, the Pictures segment depends on third parties to theatrically exhibit its motion pictures, and to operate cable, satellite, internet and other distribution systems to distribute its motion pictures and television programming. A decline in the licensing fees received from these third parties may adversely affect the Pictures segment’s sales. The Pictures segment’s various television networks are also distributed on third-party cable, satellite and other distribution systems and the failure to renew, or the renewal on less favorable terms of, television carriage contracts (broadcasting agreements) with these third-party distributors may adversely affect the Pictures segment’s ability to generate advertising and subscription sales through these networks.

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
As a global company, Sony is subject to a wide range of laws and regulations in many countries and a growing focus on sustainability efforts, including corporate social responsibility from external stakeholders including shareholders, consumers, local communities and non-governmental
organizations (“NGOs”). Those laws and regulations, as well as external stakeholder and regulator focus, might change in significant ways, leading to an increase in the costs of Sony’s operations, a curtailment of Sony’s activities, and/or an adverse effect on Sony’s reputation.
As a global company, Sony is subject to the laws and regulations of many countries throughout the world that affect its business operations in a number of areas, including advertising, promotions, consumer protection, import and export requirements, anti-corruption, anti-trust, environmental protection (including decarbonizing regulations in connection with actions against climate change and regulations on the use and/or spillage of hazardous substances such as specific organic fluorine compounds), data privacy and data protection, content and broadcast regulation, development and utilization of AI, intellectual property, labor, occupational health and safety, product liability, taxation (including taxes from certain revenue on digital services), foreign investment, government procurement, foreign exchange controls, and economic sanctions.
Compliance with these laws and regulations may be onerous and expensive. These laws and regulations continue to develop and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Any such developments could occur frequently and without warning and could make Sony’s products or services less attractive to its customers, delay or prohibit introduction of new products or services in one or more regions or cause Sony to change or limit its business practices. For example, imposition of restrictive trade measures in the United States and elsewhere, as well as retaliatory actions against such measures, could result in increased customs duties applicable to Sony’s products or increased costs for procuring parts and components, and could limit or prohibit the sales of Sony’s products and services to certain of its current or potential customers, which may adversely affect Sony’s operating results and financial condition. In the I&SS segment, Sony suspended product shipments of image sensors to a certain Chinese customer from September 2020, pursuant to export restrictions announced by the U.S. government in August 2020. As a result, image sensor sales decreased compared to before the export restrictions came into effect, although Sony resumed a portion of shipments to the customer after receiving a U.S. export license. Sony also recorded inventory write-downs of certain image sensors for the same customer in the fiscal year ended March 31, 2021. In addition, changes in laws or regulations or the judicial interpretation thereof that Sony relies on or Sony is subject to in conducting its operations, including online operations, as well as Sony’s failure to anticipate such changes, may subject Sony to greater risk of liability, increase the costs of compliance, or limit Sony’s ability to engage in or expand certain operations or lead to discontinuance of certain operations. In addition, regulators in Europe, the United States, and other countries are moving forward with legislation related to AI. As Sony develops and uses AI, there is a possibility that the cost of complying with these laws and regulations may increase.
Violation of applicable laws or regulations by Sony, its officers or employees, third-party suppliers, business partners or agents may subject Sony to monetary fines, penalties, legal judgments, restrictions on business operations and/or reputational damage. Additionally, there is a growing global focus by regulators and external stakeholders on sustainability efforts, including those relating to climate change and the protection of human rights in supply chains, as well as increasing regulatory obligations of public disclosures regarding these matters. For example, there is increased attention on labor practices, including work environments at electronic component and product manufacturers and original equipment manufacturers/original design manufacturers (OEM/ODM) operating in Asia. Increased regulation or public pressure in this area could cause Sony’s compliance costs to increase, particularly since Sony uses many parts, components and materials to manufacture its products and relies on suppliers to provide these parts, components and materials. A finding of non-compliance,
or the perception that Sony has not responded appropriately to growing external stakeholder concern for such issues, whether or not Sony is legally required to do so, may adversely affect Sony’s reputation, operating results and financial condition.

Sony must manage its large volume of and widespread procurement from third-party suppliers and business partners to control inventory levels, availability, costs and quality of parts, components, materials, software and network services within volatile markets.
Sony’s products and services rely on a large volume of third-party suppliers and business partners for parts, components, materials, software and network services, including semiconductors, chipsets for PlayStation
®
game consoles and mobile products, liquid crystal display (“LCD”) panels and the Android OS that is used in mobile products, televisions and services. As a result, external suppliers’ and partners’ supply shortages, fluctuations in pricing, quality issues, discontinued support, changes in business terms or prioritization of customers outside the electronics area or of Sony’s competitors can adversely affect Sony’s operating results, brand and reputation. Regarding the global shortage of semiconductors, which became pronounced from the latter half of the fiscal year ended March 31, 2021 through the first half of the fiscal year ended March 31, 2023, although global supply for semiconductors was stable as of the end of the fiscal year ended March 31, 2024, Sony’s operating results and financial condition could be affected if supply becomes restricted again. Reliance on third-party software and technologies may make it increasingly difficult for Sony to differentiate its products from competitors’ products. Also, shortages or delayed shipments of critical parts or components may result in a reduction or suspension of production at Sony’s or its business partners’ manufacturing sites, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom parts or components, or where there are initial manufacturing capacity constraints for products, parts or components that use new technologies.
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
Sony’s sales and profitability are sensitive to economic trends in its major markets, such as inflation. In the fiscal year ended March 31, 2024, 23.3%, 28.8% and 20.2% of Sony’s sales and financial services revenue were attributable to Japan, the U.S. and Europe, respectively. These markets may be subject to significant economic downturns, resulting in an adverse impact on Sony’s operating results and financial condition. An actual or expected deterioration of economic conditions in any of Sony’s major markets may result in a decline in consumers’ consumption and adverse impacts on the businesses of commercial customers, resulting in reduced demand for Sony’s products and services.
In addition, Sony’s operations are conducted in many countries and regions around the world, and these international operations, particularly in certain emerging markets, can create challenges. For example, in the Entertainment, Technology & Services (“ET&S”), I&SS and G&NS segments, production and procurement of products, parts and components in China and other Asian countries and regions increase the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand in a timely manner. Further, in certain countries and regions, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as armed conflicts, deterioration in foreign relations, changes in trade policies, non-compliance
with expected business conduct and a lack of adequate infrastructure. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners Sony’s operating results and financial condition may be adversely affected. For example, as a response to the worsening of the situation in Ukraine and Russia that began in the fiscal year ended March 31, 2022, as of the date of this report, Sony has suspended its business in Russia. If this situation worsens further in the future, it could create global uncertainty, possibly leading to the worsening of Sony’s businesses in other regions or a deterioration in global economic conditions resulting in an adverse impact on Sony’s operating results and financial condition.

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
Additionally, global financial markets may experience significant levels of volatility and disruption, generally putting downward pressure on financial and other asset prices and impacting credit availability. Historically, Sony’s primary sources of funds have been cash flows from operations, the issuance of CP and mid-
to long-term debt, as well as borrowings from banks and other institutional lenders. There can be no assurance that such sources will continue to be available on acceptable terms or be sufficient to meet Sony’s needs.
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
Actual or threatened work slowdowns or stoppages related to unionized workers, particularly in the entertainment field, could lead to delayed releases or cost increases. For example, in the Pictures segment, WGA and
SAG-AFTRA
went on strike from May to September 2023 and from July to November 2023, respectively. These strikes resulted in adverse effects such as an impact on Sony’s ability to produce content which has led to release date changes for some theatrical releases in Motion Pictures and delays in deliveries of television series in Television Productions. Furthermore, in Japan, with a declining workforce due to the falling birthrate and aging population, intensifying competition among companies for specialized talent, and rising labor costs, it may become difficult to secure the necessary talent if Sony’s HR system is inadequate in its design and operations. If these incidents occur or if Sony is unable to attract, retain and maintain productive relations with employees with high levels of expertise and broad experience as well as key management professionals, Sony’s operating results and financial condition may be adversely affected.
Sony’s intellectual property might be subject to unauthorized use or theft and it might encounter restrictions in its use of intellectual property owned by third parties.
Sony’s intellectual property might be subject to unauthorized use or theft. For example, digital technology, the availability of digital media, global internet penetration and the proliferation of AI technology, including generative AI, impact Sony’s ability to protect its copyrighted content from unauthorized duplication, digital theft and counterfeiting, putting pressure on legitimate sales of products and services. Sony has incurred and will continue to incur expenses to help protect its intellectual property rights; however, Sony’s various initiatives to prevent such unauthorized use or theft of intellectual property might not achieve their intended result, which could adversely affect Sony’s competitive position and the value of its investment in R&D. Additionally, Sony’s intellectual property rights may be challenged or invalidated, or such intellectual property rights may not be sufficient to provide Sony with competitive advantages.
Many of Sony’s products and services are designed, developed or manufactured under the license of patents and other intellectual property rights owned by third parties. Based upon past experience and industry practice, Sony believes it will be able to obtain or renew licenses relating to various intellectual property rights that its business needs in the future; however, such licenses may not be available at all or on acceptable terms, and as a consequence Sony may need to redesign or discontinue its marketing, selling or distribution of such products and services.
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
The failure to prevent unauthorized use or theft of Sony’s intellectual property rights by third parties, the failure to enter into licenses for necessary third-party intellectual property rights, the invalidation of Sony’s intellectual property rights or the settlement of an infringement claim against Sony by others may adversely impact Sony’s reputation, operating results and financial condition.
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
Furthermore, as more music and video content is consumed over digital streaming networks, digital music distributors are becoming increasingly concentrated, which may decrease the competitiveness of Sony’s music content and adversely affect its pricing. In addition, digital music and video distributors may increase the amount of content they create for their own services by leveraging technologies such as generative AI, which may reduce the demand for content created or produced by Sony. If Sony is unable to adequately respond to these changes or fails to effectively adapt to new market changes, Sony’s operating results and financial condition may be adversely impacted.

Changes in the regulation and performance of financial markets may adversely affect the operating results and financial condition of the Financial Services segment.
The Financial Services segment operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations or policies may lead to increased compliance costs or limitations on operations in the Financial Services segment. In addition, lending and borrowing between Sony’s subsidiaries in the Financial Services segment and other companies within the Sony Group is strictly limited by guidelines issued by regulatory agencies in Japan.
Changes in interest rates, foreign exchange rates, inflation rate and the value of Japanese government and corporate bonds, U.S. treasury bonds, equities, real estate and other asset classes as well as changes in the implied volatility of interest rates, stock prices and exchange rates may have an adverse effect on the operating results and financial condition of the Financial Services segment. For example, the life insurance business has invested most of its general account assets in ultra-long-term Japanese government and corporate bonds, as well as ultra-long-term U.S. treasury bonds, to match the liability characteristics of the long-term maturity insurance policies it has underwritten. The life insurance business has guaranteed yields on outstanding policies while its investment portfolio could be reduced by the market changes discussed above. The banking business has invested most of its total loan balance, or over half of its total assets, in its mortgage loans account. An increase in non-performing
loans or a decline in prices of the real estate collateral from the market changes discussed above or deterioration of credit quality may have an adverse effect on the operating results and financial condition through an increase in the allowance for credit losses.
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
Sony’s headquarters and many of Sony’s most advanced manufacturing facilities, including those for image sensors, are located in Japan, where the risk of earthquakes is relatively high. A major earthquake in Japan, especially in Tokyo, the Tokai area or the Kyushu and Tohoku areas, where Sony headquarters, certain electronics product manufacturing sites and image sensor manufacturing sites, respectively, are located, could cause substantial damage to Sony’s business operations, including damage to buildings, machinery, equipment and inventories, and the interruption of production at manufacturing facilities. For example, the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region in Japan caused damage to an image sensor manufacturing site in Kyushu, which interrupted production at the site.
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
terrorist attacks, armed conflicts, large-scale power outages and large-scale fires. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay design, development or production, interrupt shipments and postpone the recording of sales, and/or result in large expenses to repair or replace these facilities or offices. For example, although there is minimal economic impact from
COVID-19
as of the date of this report, if economic activity stagnates again due to a future resurgence of
COVID-19
and/or other infections, it could adversely affect the procurement of components and raw materials, production, development, sale and distribution of Sony’s products and services, resulting in a negative impact on Sony’s operating results and financial position. In the G&NS segment, the production of hardware could be adversely affected again due to issues in the component supply chain. In the Music segment, in-person
concerts and other events could be restricted again, causing related revenues to decrease. In the Pictures segment, if movie theaters are once again forced to close or limit their capacity, Sony’s theatrical revenues may decrease. Additionally, depending on the status of lockdowns or other anti-infection measures, as well as future increases in infections, Sony may be impacted by delays in the production schedules of new motion pictures and television programming, as well as decreased advertising revenue. The ET&S segment could continue to be adversely impacted by factory shutdowns or declines in factory utilization, supply chain issues and the closure of retail stores globally.
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
Sony, its third-party service providers, suppliers and other business partners make extensive use of information technology to support business operations, and to provide network and online services to customers. These operations and services, as well as Sony’s business information, may be intentionally or inadvertently compromised by malicious third parties, including state-sponsored organizations, criminal organizations, Sony’s officers or employees, third-party service providers or other business partners. Such organizations or individuals may use a variety and combination of techniques, such as installing malicious software, exploiting vulnerabilities in information technology, using social engineering to mislead officers, employees and business partners into disclosing passwords and sensitive information, coordinating distributed denial-of-service
attacks and abusing generative AI to render services unavailable. Sony has previously been the subject of cyber-attacks. For further details, refer to “Item 16K.
Cybersecurity
.”
As cyber-attacks become increasingly sophisticated and automated, and as tools and resources become more readily available, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks can provide absolute security. In addition, Sony’s officers and employees continue to work both in the office and at home. Although Sony takes measures to ensure that appropriate information security protections are in place for the remote workforce, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks, can provide absolute security. As a result, Sony’s business information, including personally identifiable information, may be lost, destroyed, disclosed, misappropriated, altered, or accessed without consent, and Sony’s information technology systems or operations, or those of its service providers or other business partners, may be disrupted. Malicious adversaries may also use unauthorized access to Sony’s networks as a platform to compromise Sony’s third-party business partners without Sony’s knowledge.
A cyber incident could result in significant remediation costs for Sony. In addition, a disruption to Sony’s network and online services, information technology, or other compromise of its information security may have serious consequences to its business and operations, including lost revenues, damage to relationships with business partners and other third parties, disclosure, alteration, destruction or use of proprietary information and the failure to retain or attract customers. Moreover, such disruptions and breaches may result in a diversion of management’s attention and resources. Further, it may result in adverse media coverage, which may harm Sony’s brand image and reputation. Sony may also be subject to legal claims or legal proceedings, including regulatory investigations and actions. Sony’s cyber insurance may not cover all expenses and losses and, accordingly, such breaches or other compromises of Sony’s information security or that of its third-party service providers or business partners may have an adverse impact on Sony’s operating results and financial condition.
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
Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of its business there are many situations where the ultimate tax determination can be uncertain, because of the transfer pricing for its intercompany transactions, and because Sony is subject to continuous review by tax authorities of numerous jurisdictions. The calculation of Sony’s tax provision and the carrying value of tax assets, including net operating loss carryforwards and tax credit carryforwards, require significant judgment and the use of estimates, including estimates of future taxable income. At the end of each reporting period, Sony reassesses unrecognized deferred tax assets and determines whether these assets should be recognized. As of March 31, 2024, the unrecognized deferred tax assets amounted to 242.1 billion yen. An increase in unrecognized deferred tax assets may have an adverse impact on Sony’s operating results and financial condition.
Deferred tax assets are evaluated on a
jurisdiction-by-jurisdiction
basis. As of March 31, 2024, Sony and/or its subsidiaries had unrecognized deferred tax assets, principally in Japan for local taxes. Additionally, deferred tax assets could expire unused or otherwise not be realizable for a variety of reasons including the lack of sufficient taxable income in the appropriate jurisdiction. Sony’s operating results and financial condition could be adversely affected when the deferred tax assets expire unused.
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
The discussion above is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of shares of common stock or voting rights of Sony Group Corporation by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, refer to “Exchange Controls” in “Item 10.
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
Directors, Senior Management and Employees.
”)
In April 2004, Sony Group Corporation established Sony Financial Holdings, Inc. (“SFH”), a financial holding company, in Japan. Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”) became subsidiaries of SFH. In October 2007, SFH was listed on the First Section of the TSE in conjunction with the global initial public offering of shares of SFH by Sony Group Corporation and SFH. In September 2020, SFH became a wholly-owned subsidiary of Sony Group Corporation through Sony’s tender offer for the common shares and the related stock acquisition rights of SFH and the subsequent procedures for the purchase of all of SFH’s remaining common shares. In October 2021, SFH changed its company name to SFGI. In May 2023, Sony Group Corporation announced that it had begun an assessment of the
Spin-off
of SFGI and the listing of the shares of SFGI, and in February 2024, Sony Group Corporation decided to begin making concrete preparations for the execution of the
Spin-off,
following receipt of approval from the Minister of Economy, Trade and Industry of Japan regarding its Corporate Restructuring Plan for the
Spin-off
based on the Act on Strengthening Industrial Competitiveness of Japan. Sony currently plans to execute the
Spin-off
and list the shares of SFGI in October 2025.
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
.
Principal Capital Investments
In the fiscal years ended March 31, 2023 and 2024, Sony’s capital expenditures were 809.6 billion yen and 882.6 billion yen, respectively. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5.
Operating and Financial Review and Prospects.
” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.
In the fiscal year ended March 31, 2024, Sony invested approximately 378.2 billion yen in the I&SS segment. This investment included approximately 339.6 billion yen to increase image sensor production capacity.

B.	Business Overview
The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of digital software and add-on
content. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life
insurance businesses and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

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
Music Publishing:
“Music Publishing” includes the management and licensing of the words and music of songs. SMP is a U.S.-based music publishing business that owns, administers and acquires rights to musical compositions, exploiting and marketing these compositions and receiving royalties or fees for their use.
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
Still and Video Cameras:
Sony Corporation undertakes product research, development, design, manufacturing, sales, distribution and customer service for interchangeable lens cameras, compact digital cameras, consumer and professional video cameras.
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
Imaging & Sensing Solutions (I&SS)
SSS and its subsidiary Sony Semiconductor Manufacturing Corporation undertake product research, development, design, manufacturing, marketing, sales, production, distribution and customer services primarily for complementary metal oxide semiconductor (“CMOS”) image sensors, in addition to display devices, lasers, large-scale integration systems (LSIs) and other semiconductors. These CMOS image sensors are used in a wide variety of applications, primarily smartphones, as well as other products such as digital cameras and security cameras, factory automation systems and automobiles.
Financial Services
SFGI conducts insurance, banking and other operations primarily through Sony Life, a Japanese life insurance company, Sony Assurance, a Japanese non-life
insurance company, and Sony Bank, a Japanese internet-based bank, which are all wholly owned by SFGI.
All Other
All Other consists of various operating activities, including the disc manufacturing business outside of Japan, and the recording media and storage media businesses.
Sales and Distribution
G&NS, ET&S and I&SS
In the G&NS segment, PlayStation
®
hardware and peripheral devices, software and content and network services are marketed and distributed by Sony Interactive Entertainment LLC, Sony Interactive Entertainment Inc. and Sony Interactive Entertainment Europe Ltd. Digital software, including add-on
content, is primarily sold via the PlayStation Store, while software for third-party platforms is sold via third-party distributors. Hardware and physical software are sold both indirectly via third-party distributors as well as directly via PlayStation’s proprietary website. Additionally, Bungie carries out marketing and distribution of its software, content and merchandise under its own brand as an independent studio and publisher, with support from Sony Interactive Entertainment.
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

The worldwide home entertainment and television distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through SPE’s Sony Pictures Home Entertainment/Television Distribution group, except in certain countries where SPE has joint distribution or sub-distribution
arrangements with other studios, or arrangements with independent local distributors. For home entertainment, product is distributed in various home media formats including DVD,
Blu-ray
Disc
™
and Digital Distribution. Digital Distribution includes electronic sell-through and video-on-demand
distributed on digital platforms, cable networks and direct broadcast satellite (“DBS”) providers. For television, SPE’s library of motion pictures and television programming is licensed to distributors such as broadcast television networks, digital platforms, cable networks and DBS providers. Digital platforms include subscription and advertising supported platforms (including Sony’s PlayStation
™
Network, Netflix and Amazon Prime Video).
SPE’s television networks and streaming services (including Crunchyroll, primarily in North America and Europe, and SonyLIV in India) are distributed through digital platforms, cable, DBS providers and telecommunications companies to viewers around the world. These networks and services generate advertising, subscription and other ancillary revenues.
Financial Services
Sony Life conducts its life insurance business in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner sales specialists as well as partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2024, Sony Life employed 5,516 Lifeplanner sales specialists. Sony Life maintains an extensive service network which mainly consists of the Lifeplanner channel and the independent agent channel in Japan. The Lifeplanner channel is characterized by recruitment of high-caliber sales professionals from industries outside the life insurance industry, quality improvement through education and training, performance-linked compensation and high productivity. Lifeplanner sales specialists offer custom-made packages. Most of the agents in the independent agent channel are corporate and non-exclusive
agents, primarily shop-style agents. Shop-style agents are a sub-channel
of the independent agent channel, who offer insurance in local stores and provide customers with opportunities to compare various insurers’ products. To enhance Sony Life’s relationship with independent agents, Sony Life’s agent support staff provides independent agents with various support services, including recruiting, training and sales promotion activities. As part of its plan to expand its sales of individual annuity products, Sony Life established AEGON Sony Life Insurance Co., Ltd. (“AEGON Sony Life”) in August 2007 and SA Reinsurance (“SA Re”) in October 2009, both
50-50
joint venture companies with AEGON N.V. AEGON Sony Life and SA Re began operations in Japan in December 2009 and in Bermuda in January 2010, respectively. In January 2020, Sony Life acquired from AEGON International B.V. the remaining 50% stakes of AEGON Sony Life and SA Re, resulting in both AEGON Sony Life and SA Re becoming wholly-owned subsidiaries of Sony Life. AEGON Sony Life changed its trade name to Sony Life With Insurance Co., Ltd. (“Sony Life With”) on April 1, 2020. On April 1, 2021, Sony Life undertook an absorption-type merger with Sony Life With, with Sony Life as the surviving company. Furthermore, Sony Life completed the liquidation of SA Re in March 2023.
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
Sony Bank has conducted banking operations in Japan since June 2001. As an internet bank focusing on the asset management and borrowing needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts and mortgages. By using Sony Bank’s transaction channel, the “MONEYKit” service website, account holders can invest and manage assets over the internet according to their life plans. Additionally, Sony Bank transferred a portion of its shares of Sony Payment Services Inc. (“Sony Payment Services”), a payment service provider and consolidated subsidiary of Sony Bank, during the fiscal year ended March 31, 2024. As a result of the transaction, Sony Payment Services became an affiliate of Sony Bank accounted for using the equity method.
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
Sales to External Customers by Geographic Area
The following table shows Sony’s consolidated sales to external customers in each of its major markets for the periods indicated. Sony has applied IFRS 17 “Insurance Contracts” (“IFRS 17”) starting in the fiscal year ended March 31, 2024 with the transition date of April 1, 2022. The figures for the fiscal year ended March 31, 2023 have been restated in accordance with IFRS 17 for the purpose of comparative analysis. Please refer to Note 2 of the consolidated financial statements for more details.

	Fiscal year ended March 31
	2022	2023 Restated	2024
	(Yen in millions)
Japan	2,764,321	2,126,508	3,027,526
United States	2,766,021	3,401,402	3,751,239
Europe	1,870,091	2,190,311	2,632,963
China	771,006	855,437	1,000,907
Asia-Pacific	1,149,261	1,563,414	1,659,776
Other Areas	600,813	837,301	948,357

Total	9,921,513	10,974,373	13,020,768

Sources of Supply
Sony procures parts, components and raw materials used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony has a general policy of maintaining multiple suppliers for important parts and components.
When parts, components and raw materials become scarce, it not only causes production costs to rise but also may affect production. For example, semiconductors, LCD panels and other components, which are used in multiple applications, can influence Sony’s performance when the availability of such parts and components is significantly limited. Additionally, rising energy costs and market prices may cause prices of parts, components and raw materials to increase, which may adversely affect Sony’s financial results. Regarding raw materials, the market price of resin, sheet steel and copper, which are widely used in mechanical parts, electronic parts and components, may also fluctuate because of market factors such as the balance of supply and demand, and such fluctuations may impact the cost of those parts and components.
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
®
4 and PlayStation
®
5 (“PS5
™
”) hardware, are substantially dependent upon patents that relate to technologies specified in the
Blu-ray
Disc
™
specifications and are licensed by Via Licensing Alliance LLC. Sony considers its overall license position beneficial to its operations.

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
In the Financial Services segment, it is important to maintain a strong and sound financial foundation for the business as well as to meet diversifying customer needs. Sony Life and Sony Assurance have maintained a solvency margin ratio required by the Japanese domestic criteria. Sony Bank has maintained a sufficient capital adequacy ratio required by the Japanese domestic criteria.
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
Sony is aware that certain transactions during the fiscal year ended March 31, 2024, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.
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

•
As previously reported, a
non-U.S.
subsidiary of Sony entered into an agreement in March 2023 for the sale of medical instruments, namely, a medical printer and accompanying print media, to a third-party-owned distributor in Japan, which will be delivered to a hospital in Tehran that is under the control of the Iranian Ministry of Health and Medical Education, pursuant to Japan International Cooperation Agency’s (JICA) provision of grant aid to supply certain medical equipment to hospitals in Tehran as part of the Government of Japan’s Official Development Assistance (ODA). The transaction was completed in May 2023. Sony’s gross revenue from the sale was approximately 267 thousand yen, and Sony has estimated that its net profit from such a sale was 50 thousand yen.

Sony is not aware of any other activity, transaction or dealing by Sony Group Corporation or any of its affiliates during the fiscal year ended March 31, 2024 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2025, except as described above in connection with the wind-down of its representative office in Iran. Nevertheless, Sony continues to monitor developments in this area as sanctions against Iran continue to evolve, and assess whether and to what extent such sanctions may affect Sony’s business activities, which Sony intends to conduct in accordance with applicable laws and regulations.
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

Sustainability Disclosure
Sony’s Basic Policy for Sustainability Initiatives
Sony Group Corporation has established the following basic policy on sustainability with the approval of the Board of Directors:
Sony manages diverse businesses with people at the core, and aims for sustainable value creation based on such diversity and mid-
to long-term growth in the Sony Group’s corporate value under its Purpose to “fill the world with emotion, through the power of creativity and technology,” and its Corporate Direction of “getting closer to people.” In order to have people connected to each other through emotion, it is necessary to create a society in which everyone can live with peace of mind in a healthy global environment. Sony acts with due consideration of the impact of its business activities on stakeholders, including shareholders, customers, employees, suppliers, business partners, local communities and other organizations as well as the global environment, and focuses on building trust with stakeholders through dialogue. Through innovation and sound business practice, Sony endeavors to enhance its corporate value and contribute to the development of a sustainable society.
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
Also refer to “Risk Factors” in “Item 3.
Key Information
” for the risks related to sustainability.
<Sony’s sustainability efforts>
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
The Business Units consider sustainability issues and opportunities for their respective businesses, and implement sustainability-related initiatives that align with their respective business characteristics. In addition, the Business Units, consulting with the Sustainability Department, have introduced key performance indicators (“Sustainability KPIs”), which measure the Business Units’ sustainability efforts. The Sustainability KPIs are incorporated into the Business Units’ performance evaluations, and the Sustainability Department evaluates the status of achievement of such Sustainability KPIs. Additionally, achievement of the Group Sustainability Evaluation is incorporated into one of the indicators for Senior Executives’ remuneration linked to business results. The Group Sustainability Evaluation is an evaluation of efforts by Senior Executives to enhance the mid-
to long-term corporate value and sustainable growth of the Sony Group as a whole, not limited to their respective businesses and organizations, including management succession and investment in human capital, sustainability initiatives related to social value creation and ESG (Environment, Social, Governance), value creation through collaborations among the businesses of the Sony Group, and engagement indicators based on employee surveys.
In the fiscal year ended March 31, 2024, Sony newly established “Sony’s Sustainability Vision,” with the goal to “Inspire a world filled with emotion (Kando) for this generation and beyond,” to more clearly define the direction in which the overall Sony Group aims to promote sustainability-related initiatives. In addition, a global sustainability conference was held, where the Senior Executive in charge of Sustainability, the Senior Executive in charge of Human Resources, and personnel in charge of sustainability from the Business Units came together to confirm and share sustainability initiatives for the Business Units and their progress on the Sustainability KPIs.
For the fiscal year ended March 31, 2024, the Sustainability KPIs included reducing the power consumption of Sony’s products, reducing GHG emissions in Sony’s manufacturing processes, increasing the ratio of women in management positions, implementing environmental awareness-raising activities using Sony’s content IP, conducting diversity, equity, and inclusion (“DE&I”) programs and training, and improving product and service accessibility.
<Materiality analysis as a prerequisite for the above efforts>
In order to ensure that Sony’s sustainability initiatives can address changes in the social environment and the expectations of stakeholders from a mid-
to long-term perspective, the Sustainability Department, under the supervision of the Senior Executive in charge of Sustainability, analyzes and identifies material topics for the Sony Group and periodically reviews their importance. Sony defines material topics as “important topics that are related to sustainability, impact Sony’s value creation, and are determined with longer-term social change and diverse stakeholder needs in mind.” The Sustainability Department most recently refreshed the materiality analysis in the fiscal year ended March 31, 2023 and evaluated sustainability issues which are highly relevant to Sony, including items that have a negative impact on Sony’s value creation, from the perspectives of their importance to both Sony and its stakeholders.
The importance of topics from Sony’s perspective is evaluated from the perspective of positive or negative impact on Sony’s ability to create value over the mid-
to long-term, while the importance of topics from the stakeholders’ perspective is evaluated based on information published by NGOs, investors, rating agencies, mass media and other sources.
Based on such analysis, the most important topics that should be prioritized across the Sony Group have been identified after review by the Senior Executives in charge of Sony’s headquarters functions and the Board of Directors.
(2) Sustainability Strategies
As a result of the above materiality analysis conducted in the fiscal year ended March 31, 2023, Sony has identified “Climate Change,” “DE&I,” “Respect for Human Rights,” and “Technology for Sustainability” as the most important topics that should be prioritized across the Sony Group (collectively, the “Most Important Topics”). The Most Important Topics remained the same in the fiscal year ended March 31, 2024.
<Background for selecting the Most Important Topics>

•
Climate Change: Sony acknowledges that climate change impacts are becoming more apparent and that the transition towards a decarbonized society is a crucial issue for all companies, and that Sony’s stakeholders have elevated expectations of Sony’s environmental initiatives along two axes: the first being Sony’s “responsibility,” for instance, to reduce its environmental impact, and the second being the “contribution” Sony can make by leveraging its diverse businesses and technologies. Sony’s corporate activities are only possible if the earth, which sustains all life, is healthy. Sony believes that it is important to respond to the environment, including by taking measures against climate change.

•
DE&I: Sony recognizes that diverse organizations are more innovative in corporate activities than non-diverse
organizations. Sony believes that it is important to respect its employees’ diverse values, remember the importance of equity, and foster an inclusive organizational culture. Expectations are also rising for corporate initiatives to address social issues such as social justice and inequality, and Sony believes that it is important for the Sony Group to further promote initiatives aimed at resolving issues both inside and outside the Sony Group.

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

•
Technology for Sustainability: Sony recognizes that its stakeholders have expectations regarding Sony’s ability to both grow its business and solve social and environmental issues through technology. Sony believes that it has an important mission to lead and contribute to the resolution of sustainability issues not only by increasing business revenue through the technologies, products and services it develops, but also by having a positive impact on society and the environment.

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
Under this policy, Sony established and implemented Group policies for specific areas regarding human rights, such as the “Sony Supply Chain Code of Conduct” which sets forth the code of conduct for Sony’s own manufacturing sites and suppliers, with the aim to work towards a responsible supply chain, and the “Sony Group AI Ethics Guidelines,” which guide all Sony officers and employees to utilize AI and/or conduct
AI-related
R&D in a manner that conforms with Sony’s values and emerging social norms. Sony conducts human rights risk impact assessments in line with the frameworks regarding human rights due diligence set out in the United Nations Guiding Principles on Business and Human Rights (UNGP) issued by the United Nations Human Rights Council and the OECD Guidelines for Multinational Enterprises. After identifying potential human rights risks by considering the characteristics of each business operation and the value chains important to each business, the assessments further identified three areas as priority areas for enhancing initiatives throughout the Sony Group: responsible supply chains, respect for diversity and responsible development and use of technologies. For issues where significant adverse human rights impacts are identified or are of concern in these priority areas, Sony promotes initiatives to prevent or mitigate those impacts for each of these areas. In the fiscal year ended March 31, 2024, Sony again conducted a human rights risk impact assessment, confirmed that the three areas of potential human rights risk which were previously identified as most relevant to Sony’s business activities remained the same, and promoted individual initiatives in each business. Sony has also established the “Sony Group Human Rights Policy,” with the aim of expressing its commitment to respecting human rights both internally and externally and promoting more systematic human rights due diligence across the Sony Group.

•	Technology for Sustainability
Sony supports technological development that helps businesses grow and innovation that betters society and industry for the future.
For example, Sony is carrying out R&D regarding sensing technology that measures the water content in soil, ultra-wide area sensing network technology, and sophisticated predictive data analytics technology. Additionally, in order to address issues such as the proliferation of fake images and false information due to the rapid development of generative AI models, Sony Corporation has begun to provide certain media agencies with Camera Authenticity Solutions that verify the authenticity of images in compliance with the Coalition for Content Provenance and Authenticity’s (C2PA)
*5
standard and through the use of Sony’s proprietary
in-camera
digital signature. Sony is also working to reduce the environmental impact of its products through the development of environmentally-conscious materials and technologies to reduce power consumption. Furthermore, SSS supplies its image sensors equipped with global shutter pixel technology Pregius
™
to a company engaged in resource collection and recycling projects. The company’s reverse vending machines equipped with the image sensor can accurately identify the shape of a used beverage container in approximately one second, contributing to effective sorting and the optimization of resource recovery systems.

*5	A standards-setting organization that develops open standards and technical specifications for the provenance and authenticity of digital content.
<Sony’s sustainability efforts on other sustainability issues>
The Sony Group is driving initiatives to improve accessibility so that people with diverse needs can enjoy its products, services and entertainment. For example, by working together with individuals with diverse needs, Sony intends to implement inclusive design that incorporates their perspectives into Sony’s product development processes. In March 2024, the Sony Group exhibited products, such as the Access
™
Controller for PS5
™
, which were developed through the implementation of inclusive design at the CSUN Assistive Technology Conference 2024. During the conference, Sony provided opportunities for more users to experience its accessible products, services and entertainment, and received feedback from users for further possible improvements on their accessibility.
In 2018, Sony established and implemented the “Sony Group AI Ethics Guidelines,” as described above, as Sony has expanded its AI development and usage. In December 2019, Sony established the “Sony Group AI Ethics Committee,” and in 2021 the AI Ethics Office was established within Sony Group Corporation to provide subject matter expertise on AI ethics to all Business Units. Sony has been strengthening its framework for AI ethics with initiatives such as establishing an internal document stipulating requirements to be complied with in the commercialization process of electronic products and services, and starting AI ethics assessments in the product development life cycle. Sony also recognizes the urgent need to address the challenges posed by the rapid development of generative AI technology. In the fiscal year ended March 31, 2024, Sony Group Corporation established internal guidelines for the use of generative AI tools.
(3) Human Capital Strategies, Metrics and Targets
<People Strategy — “Diversity” and “Attract talented individuals,” “Develop talented individuals,” “Engage talented individuals.” —>
Starting from its origins in the electronics business in 1946, Sony expanded into semiconductors with the development of Japan’s first transistor radio. Sony then expanded into new businesses in various ways: the music and the financial services businesses through joint ventures with foreign companies, the motion pictures business through the acquisition of a foreign company, and the gaming business through a joint venture within the Sony Group, while continuing to evolve as a company composed of multiple business units. Half of Sony’s six main business segments are headquartered in the U.S. and supported by a tailored organizational structure for optimal global operations.
The development and growth of the businesses to date have been based on the values that have been passed down since Sony’s founding: an insatiable appetite for new challenges and a respect for diversity. The intersection of employees with diverse backgrounds drives the creation of new businesses, and the diversification of the businesses expands opportunities for active employee involvement. This fosters mutual growth for both employees and Sony. Sony considers the diversity of its businesses and people as drivers for value creation, along with creativity and technology. Sony has approximately 113,000 employees worldwide who have varied nationalities, races and job types due to Sony’s growing businesses. Employee diversity constitutes a driving force behind the growth of each business. In alignment with Sony’s Purpose, Sony’s diverse employees connect and intersect across businesses and regions, fusing technology and creativity to create new value.
Sony’s People Philosophy, “Special You, Diverse Sony,” represents Sony’s approach to employees, and conveys the message that each unique individual and Sony, which embraces diversity, will continue to grow together, centered on its shared Purpose. The group-wide People Strategy based on the People Philosophy is defined as: “Attract talented individuals,” “Develop talented individuals,” and “Engage talented individuals.” Sony aims for the growth of the Sony Group by responding to employees’ desire for a fulfilling work experience and prioritizing measures that inspire them to embrace challenges and pursue personal growth, thereby unlocking their full potential. Regarding specific initiatives, authorized HR executives within each business unit formulate and implement tailored HR measures that align with the characteristics of their respective businesses and regions.
(i) “Attract talented individuals”
Sony considers it important to attract diverse talent who identify with Sony’s Purpose, possess a high level of skill and expertise, embrace the spirit of challenge, and possess the ambition to grow. In recruitment activities, Sony strategically collaborates with all Sony Group companies globally to attract world-class talent, and also focuses on industry-academia collaboration as a mid-
to long-term measure to develop diverse talent pipelines. Sony is also providing opportunities globally that lead to the success of employees with various business, regional, and social backgrounds. For example, in the U.S., Sony provides early training and educational support, such as mentorship and internship programs, to those who do not have sufficient educational opportunities, and such initiatives lead to the recruitment of diverse individuals. In addition, Sony’s diverse career development programs (including an internal job posting program, the “Free Agent Program” and the “Career Plus” program) provide employees with opportunities to challenge themselves in positions that maximize their abilities and autonomy once they have joined the company, and support them in building careers beyond business boundaries. Furthermore, in 2024, Sony launched a pilot program of personnel exchange with other companies in Japan to provide employees with opportunities for expanding their range of experiences beyond company boundaries.
(ii) “Develop talented individuals”
Sony believes that the most effective way to develop employees is to provide them with job opportunities where they have autonomy and are able to demonstrate their desire to grow by taking on new challenges. For this reason, Sony systematizes the skills required according to the roles of employees and aims to strengthen their skills throughout the Sony Group. Sony strongly believes that management-level employees play an important role in the growth of the Sony Group and its employees. Sony’s management team and HR departments discuss the direction for the
mid-term
development training and strengthening of the Sony Group’s management and provide management-level employees with various programs such as leadership development and coaching, which aim to expand horizons and increase experience in a broad range of fields. Additionally, Sony has established the “Sony University” program, which was designed to nurture future leaders who are expected to play a key role in each business segment and function. Furthermore, through the “Sony Cross-Mentoring Program,” Sony aims to create strategic connections between management teams from different businesses and the next generation of leaders, to facilitate passing on the wealth of management experience and to develop talented individuals and new group synergies. The “Technology Strategy Committees,” where engineers share cutting-edge technical information and enhance their technical skills, is also an initiative that enables employees to interact across business boundaries.
(iii) “Engage talented individuals”
To fully leverage the diversity of its employees, Sony believes that it is essential to create an inclusive working environment and system in which each employee with different personalities, lifestyles, and work styles can take on challenges for growth. In accordance with the customs and laws of each country and region, Sony has developed flexible working systems and environments to achieve this “work-life balance.” Sony is also working to create attractive workplaces to increase employee engagement. At “PORT,” a place of learning and interaction for all Sony Group employees, in addition to various training courses, community activities are organized through the initiative of employees.
Sony regularly conducts employee awareness surveys to measure employee empathy with its Purpose and employee engagement, which Sony believes are indicators of whether its diverse workforce is making the most of its individuality. Employee engagement is considered a particularly important indicator, and is incorporated as one of the evaluation factors for remuneration linked to business results for Senior Executives of Sony Group Corporation. Going forward, Sony aims to continue to promote initiatives that lead to greater employee empathy with the Purpose and higher employee engagement, thereby aiming to realize the sustainable growth of Sony.
<Policy to foster the diversity of employees and to build an inclusive organization>
Sony aims to be an organization where diverse personalities, opinions, views and values coexist. The diversity of Sony’s employees encompasses “diversity of attributes,” including nationality, race, and gender, as well as “diversity of experiences,” fostered by varied career experiences, all of which Sony believes contribute to fueling and driving organizational growth.
Sony’s management team is comprised of members with diverse attributes, experience and expertise, and as part of its commitment to further advancing diversity, Sony has set new numerical targets, aiming to increase the percentage of women and foreign nationals among Sony Group Corporation’s executives
*6
to more than 30%, respectively, by 2030.

*6	Directors, Senior Executives including Corporate Executive Officers, and other officers.
Sony also reviewed its “Diversity Statement” which expresses its attitude toward diversity (established in 2013), and reestablished it as the “Diversity, Equity & Inclusion (DE&I) Statement” in the fiscal year ended March 31, 2024. Exemplifying the founders’ belief that the interaction of diverse employees fuels innovation, the DE&I Statement demonstrates that Sony is expanding its efforts to address social issues, while maintaining its commitment to create an equitable and inclusive work environment.
In Sony’s global DE&I promotion efforts, Sony commits to providing opportunities both internally and externally. For example, in the U.S., SME has its own framework, “MILES,” for fostering DE&I that contributes to industry development, and SPE has the “Sony Pictures Action” program, which focuses on four pillars—people, content, partners and community—to provide support for those who are socially disadvantaged. Since 2015, Sony Group companies across the globe have been holding annual “Diversity Weeks” featuring events to promote understanding of diversity in terms of gender, race, nationality, sexual orientation, gender identity and disability.
(i) Diversity of people

•	Diversity of nationality
Some of Sony’s major businesses, such as the Pictures and Music Publishing businesses, have foreign nationals playing a major role in their operations. Approximately half of all Sony Group employees are engaged in business activities outside Japan, and more than 90% of these employees are locally hired. In addition, Sony continues to actively recruit talented students and experienced individuals from around the world, regardless of nationality, to become employees capable of enhancing global R&D and cutting-edge technology development, such as AI development at Sony Research Inc. (formerly Sony AI Inc.).

•	Diversity of gender
Sony aims to globally promote greater opportunities for women as part of its efforts to ensure an inclusive work environment in which diverse employees can play an active role. As of March 31, 2024, the ratio of women to men in the workforce was 34.0% and the ratio of women to men in management positions was 30.7% for the entire Sony Group. On the other hand, the percentage of women in management positions in Japan is low compared to companies outside Japan; therefore, each of the major Sony Group companies in Japan has set numerical targets and is working to increase this ratio. Looking ahead, the number of women majoring in science and engineering is limited, and Sony sees this as an area where the Sony Group should focus its efforts. The newly launched “SONY STEAM GIRLS EXPERIENCE” provides scholarships to young women in Japan majoring in science and engineering and offers the “STEAM GIRLS Baton Program,” which aims to convey the fun of the science and engineering fields to junior and senior high school students, supporting their motivation to learn and helping foster the next generation of women engineers.
Sony also offers programs for developing women employees, including leadership development, career training, roundtable discussions, and networking events. Additionally, Sony Group Corporation and its major subsidiaries in Japan have set targets to increase the ratio of women in management positions and the ratio of male employees taking childcare leave.

•	Promoting greater opportunities for LGBTQ+ employees
Sony is enhancing its internal infrastructure to support diverse employees and aims to provide LGBTQ+ employees worldwide with inclusive working environments in which they can feel comfortable being themselves, while respecting national and regional contexts.
As a group-wide initiative, in the fiscal year ended March 31, 2023, Sony introduced a pride logo, featuring a Sony logotype in rainbow colors, to visually express Sony’s respect and support for LGBTQ+ employees and communities, both inside and outside the Sony Group. In addition to supporting LGBTQ+ employees, Sony has implemented an
e-learning
course for employees that covers LGBTQ+ topics, offers LGBTQ+ workshops, organizes events designed to raise employees’ awareness, and participates in pride parades globally. Employee Business Resource Groups (EBRGs) are active at SPE, and in 2023, SPE’s OUT EMEA @ Sony Pictures participated in the Pride parade in London for the first time, extending its presence beyond California. In Japan, Sony has expanded various personnel programs to support same-sex
partners, provide gender-neutral restrooms, implement policies providing job applicants the option not to indicate their gender on job applications, and provide private restrooms and shower facilities in each room at corporate dormitories, all measures aimed at ensuring a working environment that is inclusive of diverse employees.

•	Promoting greater opportunities for individuals with disabilities
Enabling every employee to thrive follows the philosophy of Masaru Ibuka, one of Sony’s founders, who said “we had a spirit of autonomy and a belief in creating workplaces that do not offer charity, but rather create an environment that makes it possible for individuals with disabilities to manufacture products that exceed those manufactured by individuals without disabilities.” To this end, Sony is committed to complying with the disability-related laws and norms of each country and region. It aims to create an inclusive work environment that supports career building regardless of disabilities, with the entire Sony Group working to achieve this goal.
Sony has signed the Valuable 500, a World Economic Forum initiative focused on the inclusion of people with disabilities. Sony’s goal of creating inclusive work environments aligns with this initiative. Among companies that signed the Valuable 500, Sony has been recognized as an Iconic Partner for its influential role in its respective countries, regions, and industries. In the U.S., Sony collaborates with external organizations to advance the inclusion of people with disabilities in business. It not only provides educational opportunities for employees with disabilities, but also actively supports International Day of Persons with Disabilities and conducts various global events. In Japan, three special-purpose subsidiaries operate as independent business establishments, where employees with diverse backgrounds and experiences collaborate, generating a variety of perspectives and ideas. Through their day-to-day
experiences, the employees develop expertise in reasonable accommodation and accessibility, which is then deployed across the Sony Group. This promotes Sony’s approach to employing people with disabilities by putting Ibuka’s belief into practice.

(ii) Diversity of experience
For many years, Sony has actively promoted the recruitment of people who have experience working for other companies or in other job types, which is grounded in the principle that the diverse knowledge and perspectives these individuals bring through the experience of working for other companies or in various job types fuels organizational growth. The percentage of new hires with prior experience working for other companies or in other job types to all new hires at Sony Group Corporation and its consolidated subsidiaries in Japan was 50.7% for the fiscal year ended March 31, 2024, and 52.5% for the fiscal year ended March 31, 2023. Additionally, the majority of Sony’s employees at overseas Group companies have prior experience working for other companies or in other job types. During performance evaluation, Sony does not distinguish between employees with experience working for other companies or in other job types and those who started their careers at Sony.
In addition, more than 6,000 new employees have joined the Sony Group during the period between the fiscal years ended March 31, 2013 and 2024 through mergers, acquisitions and strategic alliances in growth areas such as game title development, contributing to the growth of the business through the diversification of the backgrounds of Sony’s employees.
Under its Purpose, Sony plans to continue focusing on advancing the diversity of its people and strengthening efforts to build an inclusive organization, with the aim of achieving sustainable growth and creating value for society.

C.	Organizational Structure
The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Group Corporation.

Name of company	Country of incorporation/residence	(As of March 31, 2024) Percentage owned
Sony Interactive Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Corporation	Japan	100.0
Sony Global Manufacturing & Operations Corporation	Japan	100.0
Sony Network Communications Inc.	Japan	100.0
Sony Marketing Inc.	Japan	100.0
Sony Semiconductor Solutions Corporation	Japan	100.0
Sony Semiconductor Manufacturing Corporation	Japan	100.0
Sony Semiconductor Energy Management Corporation	Japan	100.0
Sony Storage Media Solutions Corporation	Japan	100.0
Sony Global Solutions Inc.	Japan	100.0
Sony Financial Group Inc.	Japan	100.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Bank Inc.	Japan	100.0
Sony Assurance Inc.	Japan	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Interactive Entertainment LLC	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Music Publishing LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Columbia Pictures Industries, Inc.	U.S.A.	100.0
CPT Holdings, Inc.	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Interactive Entertainment Europe Ltd.	U.K.	100.0
Sony Europe B.V.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherlands	100.0
Sony (China) Limited	China	100.0
Sony EMCS (Malaysia) Sdn. Bhd.	Malaysia	100.0
Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0
Sony Device Technology (Thailand) Co., Ltd.	Thailand	100.0

D.	Property, Plant and Equipment
Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The status of major property, plant and equipment as of March 31, 2024 is as follows:

Facility or Subsidiary Name (Primary Location)	Segment	Details	Carrying Amount (Yen in millions)				Number of employees *2
			Land (Area (thousand square meters))	Buildings	Machinery, equipment and other assets * 1	Right-of-use assets
In Japan (Sony Group Corporation *3 ):

Headquarters (Minato-ku, Tokyo)	Corporate	Headquarters facilities	1,311 (19)	22,484	16,951	—	1,574

Others *4	Corporate	Headquarters facilities	4,840	31,000	3,304	—	535

In Japan (Subsidiaries):

Sony Interactive Entertainment Inc. (Minato-ku, Tokyo)	G&NS	Home gaming consoles / cloud-related software	— (—)	1,620	199,708	13,068	1,900

Sony Corporation (Minato-ku, Tokyo)	ET&S	Research facilities for TVs, audio / video devices, cameras, broadcasting equipment and medical equipment	— (—)	2,369	50,944	34,409	7,900

Sony Network Communications Inc. *5 (Shinagawa-ku, Tokyo)	ET&S	Data communication facilities	— (—)	483	77,072	5,782	2,000

Sony Global Manufacturing & Operations Corporation (Kohda Site, etc.) (Minato-ku, Tokyo)	ET&S, I&SS, All Other	Production facilities for electronic devices, etc.	5,543 (468)	9,710	16,273	5,705	3,900

Sony Semiconductor Solutions Corporation (Atsugi-shi, Kanagawa)	I&SS	Research facilities for image sensors, etc.	— (—)	1,380	57,801	19,914	7,500

Sony Semiconductor Manufacturing Corporation (Nagasaki TEC, etc.) (Kikuchi-gun, Kumamoto)	I&SS	Production facilities for image sensors, etc.	17,928 (995)	172,055	607,524	9,068	8,600

Sony Semiconductor Energy Management Corporation (Nagasaki TEC, etc.) (Kikuchi-gun, Kumamoto)	I&SS	Energy supply facilities for the manufacturing of image sensors, etc.	— (—)	33,533	85,421	46,994	100

Sony Music Entertainment (Japan) Inc. *5 (Chiyoda-ku, Tokyo)	Music	Music facilities and in-house software	22,548 (320)	11,223	63,561	12,678	4,300

Sony Financial Group Inc. *5 (Chiyoda-ku, Tokyo)	Financial Services	In-house software	6,324 (5)	5,853	68,474	76,288	13,600

Sony Global Solutions Inc. (Minato-ku, Tokyo)	Corporate	In-house software	— (—)	460	20,863	1,029	500

Outside Japan (Subsidiaries):

Sony Corporation of America *5 (New York, United States)	ET&S, I&SS	Production facilities for electronic products, etc.	361 (112)	19,666	4,267	4,514	1,300
	Music	Music catalogs, etc.	91 (4)	11,901	1,142,675	54,239	7,000
	Pictures	Production facilities for motion pictures, television programming, video software, etc.	12,579 (268)	52,867	788,387	58,276	9,500
	All Other, Corporate	Office buildings and machinery, etc.	669 (272)	11,291	16,967	13,434	1,600

Sony Interactive Entertainment LLC *5 (California, United States)	G&NS	Cloud-related facilities, etc.	— (—)	16,524	201,113	108,832	6,200

Sony Interactive Entertainment Europe Ltd. *5 (London, United Kingdom)	G&NS	Cloud-related facilities, etc.	— (—)	5,702	23,307	20,870	2,600

Sony Europe B.V. *5 (Surrey, United Kingdom)	ET&S, I&SS, All Other	Office buildings and sales facilities, etc.	2,640 (45)	4,005	15,663	8,847	3,900

Sony Device Technology (Thailand) Co., Ltd. (Bangkadi, Thailand)	I&SS	Production facilities for electronic products, etc.	509 (132)	14,216	18,152	25	1,200

Sony EMCS (Malaysia) Sdn. Bhd. (Selangor, Malaysia)	ET&S	Production facilities for electronic devices, etc.	— (—)	4,735	6,846	206	4,700

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
*4 “Others” primarily includes Sony City Osaki and Atsugi TEC.
*5 Figures for Sony Network Communications Inc., Sony Music Entertainment (Japan) Inc., Sony Financial Group Inc., Sony Corporation of America, Sony Interactive Entertainment LLC, Sony Interactive Entertainment Europe Ltd. and Sony Europe B.V. are consolidated financial figures, which include their subsidiaries’ figures.

Item 4A.	Unresolved Staff Comments
None

Item 5.	Operating and Financial Review and Prospects
The following discussion covers the fiscal years ended March 31, 2023 and 2024. For the discussion covering the fiscal year ended March 31, 2022, refer to “Item 5.
Operating and Financial Review and Prospects
” of Sony’s Form
20-F
for the fiscal year ended March 31, 2023 filed with the SEC on June 20, 2023. Sony has applied IFRS 17 starting in the fiscal year ended March 31, 2024. The figures for the fiscal year ended March 31, 2023 have been restated in accordance with IFRS 17 for the purpose of comparative analysis. Please refer to Note 2 of the consolidated financial statements for more details.

A.	Operating Results
Operating Performance

	Fiscal year ended March 31
	2023 Restated	2024
	(Yen in billions)
Sales and financial services revenue	10,974.4	13,020.8
Operating income	1,302.4	1,208.8
Income before income taxes	1,274.5	1,268.7
Net income attributable to Sony Group Corporation’s stockholders	1,005.3	970.6

Adjusted OIBDA *	1,816.9	1,826.1
Adjusted EBITDA *	1,797.6	1,818.0
* Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS
®
Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). However, Sony believes that these disclosures may be useful information to investors. Please refer to “Regarding Adjusted OIBDA and Adjusted EBITDA” below for more details, including the formulas and reconciliations for Adjusted OIBDA and Adjusted EBITDA (the same applies below).
Sales
For the fiscal year ended March 31, 2024, sales increased 2 trillion 46.4 billion yen compared to the previous fiscal year
(“year-on-year”)
to 13 trillion 20.8 billion yen. This significant increase was mainly due to significant increases in sales in the Financial Services, G&NS, Music and I&SS segments. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.
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
For the fiscal year ended March 31, 2024, cost of sales increased 914.6 billion yen year-on-year
to 8 trillion 89.3 billion yen. The ratio of cost of sales to sales deteriorated year-on-year
from 71.1% to 71.8%.
R&D costs (all R&D costs are included within cost of sales) increased 7.1 billion yen year-on-year
to 742.8 billion yen. The ratio of R&D costs to sales was 6.6%, compared to 7.3% in the fiscal year ended March 31, 2023. For further details, refer to “Research and Development” in Item 5.C.
SGA expenses increased 187.0 billion yen
year-on-year
to 2 trillion 156.2 billion yen. The ratio of SGA expenses to sales improved year-on-year
from 19.5% to 19.1%.
Other operating (income) expense, net, increased 17.4 billion yen year-on-year
to income of 29.4 billion yen. This significant improvement was mainly due to the following factors that occurred in the fiscal year ended March 31, 2024. Refer to Note 23 of the consolidated financial statements.
Factors that occurred in the fiscal year ended March 31, 2024

•	Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method: 6.0 billion yen (Music segment)

•	Realized and remeasurement gains resulting from the transfer of a portion of shares of Sony Payment Services: 19.8 billion yen (Financial Services segment)

Share of profit of investments accounted for using the equity method
For the fiscal year ended March 31, 2024, the share of profit (loss) of investments accounted for using the equity method decreased 13.9 billion yen year-on-year
to 10.5 billion yen. This significant decrease was mainly due to a decrease in the share of profit of investments in All Other.
Operating Income
For the fiscal year ended March 31, 2024, operating income decreased 93.6 billion yen year-on-year
to 1 trillion 208.8 billion yen. This decrease was mainly due to a significant decrease in operating income in the Financial Services segment and a decrease in operating income in the I&SS segment, partially offset by increases in operating income in the G&NS and Music segments. Operating income for the previous fiscal year included the impact of litigation settlements, net of expenses, of 5.7 billion yen received in relation to lawsuits for Recorded Music and Music Publishing and the recovery of 22.1 billion yen of an unauthorized withdrawal of funds at a subsidiary of Sony Life which occurred in the fiscal year ended March 31, 2022. Operating income for the fiscal year ended March 31, 2024 included the above-mentioned factors recorded in other operating (income) expense, net.
Financial Income and Expenses
For the fiscal year ended March 31, 2024, financial income increased by 94.5 billion yen year-on-year,
to 125.6 billion yen, while financial expenses increased by 6.8 billion yen year-on-year,
to 65.8 billion yen. The net effect of financial income and expenses was income of 59.8 billion yen, compared to an expense of 27.9 billion yen in the previous fiscal year. This significant improvement was primarily due to the recording of unrealized gains mainly on Sony’s shares of Spotify Technology S.A. in the fiscal year ended March 31, 2024, compared to the recording of unrealized losses on such shares in the previous fiscal year.
Income before Income Taxes
For the fiscal year ended March 31, 2024, income before income taxes was 1 trillion 268.7 billion yen, essentially flat year-on-year.
Income Taxes
During the fiscal year ended March 31, 2024, Sony recorded 288.2 billion yen of income tax expense, resulting in an effective tax rate of 22.7%, which was higher than the effective tax rate of 20.6% in the previous fiscal year. This higher tax rate was mainly due to the absence of a decrease in deferred tax liabilities that occurred in the previous fiscal year related to Japan controlled foreign company taxation, partially offset mainly by a 7.6 billion yen decrease in tax expense in the fiscal year ended March 31, 2024 from the dissolution of a subsidiary. Refer to Note 25 of the consolidated financial statements.
Net Income Attributable to Noncontrolling Interests
For the fiscal year ended March 31, 2024, net income attributable to noncontrolling interests of 9.9 billion yen was recorded, an increase of 3.4 billion yen year-on-year.
Net Income Attributable to Sony Group Corporation’s Stockholders
For the fiscal year ended March 31, 2024, net income attributable to Sony Group Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, decreased 34.7 billion yen year-on-year
to 970.6 billion yen.
Basic net income per share and diluted net income per share, attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2024 were 788.29 yen and 785.68 yen, respectively, compared with 813.53 yen and 809.85 yen, respectively, for the fiscal year ended March 31, 2023. Refer to Note 26 of the consolidated financial statements.
Adjusted OIBDA and Adjusted EBITDA
For the fiscal year ended March 31, 2024, Adjusted OIBDA was 1 trillion 826.1 billion yen, essentially flat year-on-year.
This result was mainly due to a significant increase in Adjusted OIBDA in the G&NS segment as well as increases in Adjusted OIBDA in the Music and I&SS segments, substantially offset by a significant decrease in Adjusted OIBDA in the Financial Services segment. Adjusted EBITDA was 1 trillion 818.0 billion yen, essentially flat year-on-year.
This result was mainly due to the same factors affecting Adjusted OIBDA and a decrease in net foreign exchange losses recorded within financial expenses.
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

Game & Network Services (G&NS)
Key Financial Figures

	Fiscal year ended March 31
	2023	2024
	(Yen in millions)
Sales to external customers by product category
Digital Software and Add-on Content	1,523,045	1,934,586
Network Services	464,676	545,537
Hardware & Others	1,550,812	1,692,871

Sales to external customers	3,538,533	4,172,994
Intersegment sales	106,065	94,740

G&NS segment total sales	3,644,598	4,267,734

G&NS segment operating income	250,006	290,184

For the fiscal year ended March 31, 2024, sales increased 623.1 billion yen year-on-year
to 4 trillion 267.7 billion yen. This significant increase in sales was mainly due to an increase in sales of non-first-party
titles, including
add-on
content, and the impact of foreign exchange rates.
Operating income increased 40.2 billion yen
year-on-year
to 290.2 billion yen. This increase in operating income was mainly due to the impact of the above-mentioned increase in sales of non-first-party
titles and the positive impact of foreign exchange rates, partially offset by the impact of an increase in losses from hardware, mainly due to promotions, and the impact of a decrease in sales of first-party titles. During the fiscal year ended March 31, 2024, there was a 38.6 billion yen positive impact from foreign exchange rate fluctuations.
Adjusted OIBDA significantly increased 70.9 billion yen
year-on-year
to 407.9 billion yen due to the same factors affecting operating income.
Business Environment and Strategy
The operating performance of the G&NS segment for the fiscal year ended March 31, 2024 reflected strong user engagement, benefitting from continued penetration of PS5
™
and strong sales of game software including
add-on
content, in addition to a continuous stable revenue contribution from network services resulting from users shifting to higher tiers of PlayStation
®
Plus (“PS Plus”). In this environment, Sony aims to steadily expand its earnings base by gradually expanding the installed base of PS5
™
as it enters the second half of the console cycle, continuously increasing the number of active users and steadily maintaining and expanding user engagement, and strengthening control over business costs. Additionally, Sony aims to grow profits further through the expansion of sales of first-party game software, in which Sony has been actively strengthening its development capabilities. Regarding hardware, Sony will strive to gradually expand the penetration of PS5
™
, including the transition of users from PlayStation
®
4, while maintaining a balance with profitability, in addition to continuing to provide users with new ways to enjoy games through a variety of peripherals. In Network Services, Sony aims to continue to provide high-quality services and content for PS Plus in order to maintain a stable subscriber base, and to increase profitability by encouraging users to shift to higher tiers. Regarding software, in addition to maintaining and strengthening relationships with third-party studios, Sony plans to broaden its capabilities in first-party game software beyond single-player games and leverage the expertise and knowledge of Bungie, which Sony acquired in July 2022, to further strengthen its capabilities in the development and operation of live service games. Additionally, Sony plans to continue to expand the deployment of its first-party titles to multiple platforms such as PC in order to further expand the reach and monetization of its IP. Regarding collaboration within the Sony Group, Sony is steadily moving forward with the creation of films and television shows based on PlayStation game IP, and intends to work towards increased levels of collaboration within the Sony Group following the success of projects such as the TV series
The Last of Us
and the film
Gran Turismo
.

Music
Key Financial Figures

	Fiscal year ended March 31
	2023	2024
	(Yen in millions)
Sales to external customers by product category
Recorded Music — Streaming	598,868	709,453
Recorded Music — Others	286,270	356,646
Music Publishing	276,665	326,727
Visual Media & Platform	203,012	202,129

Sales to external customers	1,364,815	1,594,955
Intersegment sales	15,817	24,003

Music segment total sales	1,380,632	1,618,958

Music segment operating income	263,107	301,662

The Music segment results include the
yen-based
results of SMEJ and the
yen-translated
results of SME and SMP, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.
For the fiscal year ended March 31, 2024, sales increased 238.3 billion yen year-on-year
to 1 trillion 619.0 billion yen. This significant increase in sales was primarily due to an increase in revenues from streaming services, primarily from paid subscriptions, in Recorded Music and Music Publishing and the impact of foreign exchange rates, as well as an increase in revenues from merchandise, live and other sales in Recorded Music.
Operating income increased 38.6 billion yen
year-on-year
to 301.7 billion yen. This increase in operating income was primarily due to the impact of the above-mentioned increases in sales for Recorded Music and Music Publishing, as well as the positive impact of foreign exchange rates and a 6.0 billion yen remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method. These factors were partially offset by an increase in selling, general and administrative expenses, as well as the impact of litigation settlements, net of expenses, of 5.7 billion yen received in the previous fiscal year in relation to lawsuits for Recorded Music and Music Publishing.
Adjusted OIBDA increased 52.3 billion yen
year-on-year
to 368.7 billion yen, mainly due to the same factors affecting operating income, excluding the above-mentioned impact of litigation settlements and the remeasurement gain.
Business Environment and Strategy
As digital streaming continued to expand globally, the operating performance of the Music segment for the fiscal year ended March 31, 2024 reflected an increase in revenues from streaming services resulting from the enhanced discovery and development of artists, benefitting from Sony’s past proactive acquisitions, and from Sony’s past investments in music catalogs. In this environment, Sony aims to achieve continuous growth that outpaces the market by strengthening its content IP and its relationships with artists through both established major labels and independent label distribution and artist service channels such as The Orchard and AWAL, strengthening its approach in emerging markets by proactively investing in local talent and collaborating with local companies, and strategically investing in music catalogs. Additionally, business opportunities in areas such as social media and gaming continue to grow, and Sony intends to further collaborate with various service partners in these new business areas to both expand its earnings base by creating new opportunities for the use of music content and to strengthen its relationships with artists by providing artists with more creative outlets and reach to new fans. Furthermore, Sony is working with partners to establish a sustainable business model that balances utilizing AI as a multi-dimensional tool for creativity, scalability, and efficiency in the music industry with protecting artists’ rights. In addition, by leveraging the diversity of the Sony Group, Sony aims to expand opportunities for the use of its music content and provide a wide variety of marketing opportunities to its artists going forward. In Visual Media and Platform, Sony aims to accelerate the global expansion of Japanese anime, growing its anime business by maximizing the strength of key IP and developing and acquiring new and leading IP. Additionally, Sony aims to grow its game business by improving fan engagement and accelerating the development of high-quality games.

Pictures
Key Financial Figures

	Fiscal year ended March 31
	2023	2024
	(Yen in millions)
Sales to external customers by product category
Motion Pictures	464,043	542,044
Television Productions	536,250	551,035
Media Networks	364,594	393,638

Sales to external customers	1,364,887	1,486,717
Intersegment sales	4,535	6,333

Pictures segment total sales	1,369,422	1,493,050

Pictures segment operating income	119,255	117,702

The Pictures segment results are the
yen-translated
results of SPE, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”
For the fiscal year ended March 31, 2024, sales increased 123.6 billion yen, a 9% increase year-on-year
(a 2% increase on a U.S. dollar basis), to 1 trillion 493.1 billion yen. This increase in sales on a U.S. dollar basis was primarily due to an increase in theatrical releases and higher revenues for Crunchyroll resulting from paid subscriber growth. These increases in sales were partially offset by a decrease in series deliveries in Television Productions due to the impact of the strikes in Hollywood and lower licensing revenues from catalog product in Motion Pictures compared to the previous fiscal year, which benefitted from the contribution of several franchise films released theatrically in the fiscal year ended March 31, 2022.
Operating income was 117.7 billion yen, essentially flat
year-on-year
(a 10% decrease on a U.S. dollar basis). This decrease in operating income on a U.S. dollar basis was primarily due to higher marketing costs in support of a greater number of theatrical releases, substantially offset by the impact of the above-mentioned increase in sales.
Adjusted OIBDA was 171.2 billion yen, essentially flat
year-on-year
(a 6% decrease on a U.S. dollar basis), primarily due to the same factors affecting operating income.
Business Environment and Strategy
Although the operating performance of the Pictures segment for the fiscal year ended March 31, 2024 was impacted by adverse effects of the strikes by WGA and
SAG-AFTRA,
such as impacts on Sony’s ability to produce content which led to release date changes for some theatrical releases in Motion Pictures and delays in deliveries of television series in Television Productions, the performance also reflected Sony’s strengths including its strong content IP, its global marketing and theatrical distribution capabilities, as well as its disciplined business operations. Additionally, the DTC anime platform Crunchyroll has continued to grow through an increase in distribution channels as well as more opportunities to expand its audience, and has expanded its contribution to the operating performance of the Pictures segment. In this environment, Sony aims to continue to maximize the long-term value of its IP by leveraging its strengths as an independent content supplier with the ability to provide content to any distribution platform. In Motion Pictures, in addition to continuously emphasizing the theatrical release of films, Sony plans to continue to pursue both the revitalization of its existing IP and the maximization of the value of IP across various entertainment categories. For example, in the fiscal year ending March 31, 2025, Sony aims to continue expanding the Sony Pictures Universe of Marvel Characters through the theatrical release of films such as
Venom: The Last Dance
and
Kraven the Hunter
. In Television Productions, Sony will continue to strive to strengthen its production capabilities in a wide variety of nonfiction genres such as documentaries and reality shows in order to meet needs for diverse content. Additionally, in Motion Pictures and Television Productions, efforts towards collaboration within the Sony Group have continued, and Sony aims to maximize the value of the IP assets held by the Sony Group, with the Pictures segment as the core of collaboration among the three entertainment businesses: G&NS, Music and Pictures. For example, following the
Uncharted
and
Gran Turismo
films and the TV series
The Last of Us
and
Twisted Metal
, Sony plans to further expand its films and television shows based on PlayStation game IP. In Media Networks, Sony aims to further strengthen its DTC services, including Crunchyroll and SonyLIV. For example, Crunchyroll is expanding its audience by reaching a broader audience through multiple touchpoints, such as distributing Japanese anime films overseas, merchandising anime goods, organizing anime events, and publishing games, in addition to its streaming service. Sony also aims to proactively seek out opportunities for revenue from its existing IP in the area of location-based entertainment (“LBE”).

Entertainment, Technology & Services (ET&S)
Key Financial Figures

	Fiscal year ended March 31
	2023	2024
	(Yen in millions)
Sales to external customers by product category
TVs	733,251	624,264
Audio & Video	391,608	412,067
Still and Video Cameras	565,018	643,429
Mobile Communications	356,771	299,905
Other	390,091	435,281

Sales to external customers	2,436,739	2,414,946
Intersegment sales	39,286	38,772

ET&S segment total sales	2,476,025	2,453,718

ET&S segment operating income	179,461	187,399

For the fiscal year ended March 31, 2024, sales were 2 trillion 453.7 billion yen, essentially flat year-on-year.
This result was primarily due to a decrease in sales of televisions resulting from lower unit sales, partially offset by the impact of foreign exchange rates.
Operating income increased 7.9 billion yen
year-on-year
to 187.4 billion yen. This increase in operating income was primarily due to the positive impact of foreign exchange rates and reductions in operating expenses, partially offset by the impact of the above-mentioned lower unit sales of televisions. During the fiscal year ended March 31, 2024, there was a 20.5 billion yen positive impact from foreign exchange rate fluctuations.
Adjusted OIBDA increased 12.2 billion yen
year-on-year
to 289.1 billion yen, primarily due to the same factors affecting operating income.
Business Environment and Strategy
In the fiscal year ended March 31, 2024, in a challenging business environment impacted by a slowdown primarily in the television market mainly in Europe, the U.S. and China, the operating performance of the ET&S segment reflected the results of various measures implemented to respond promptly to these conditions, such as thorough supply chain management and reduction of fixed costs, as well as the continued promotion of a shift to high-value-added products centered on digital cameras and headphones. In this environment, Sony is conducting its business based on the direction of establishing its business structure with two axes: the “profit axis business area,” which aims to maintain and increase profitability, and the “growth axis business area,” which aims to realize growth through the creation and expansion of new businesses. Going forward, Sony plans to further focus on expanding the scope of the profit axis business area based on a strong foundation achieved through technological differentiation, and accelerating the development of the growth axis business area. In the profit axis business area, Sony aims to accelerate structural reform in sales and manufacturing as well as product and service design to improve revenue levels and reduce volatility in TV and smartphones. In sales, Sony intends to reorganize its structure to better reflect regional trends, and on the manufacturing side, Sony plans to proceed with optimizing production sites in accordance with business scale. Furthermore, Sony aims to make its product and service design resources platformed to implement swift and flexible resource shifts to the growth axis business area. In the imaging business, Sony intends to expand its business area by utilizing AI in real time to evolve auto focus tracking functions that better understand photographers’ intent, adding authenticity and diversifying its imaging area with a focus on technology to capture crucial moments. In the sound business, by utilizing 360 Reality Audio, which delivers immersive spatial sound experiences, Sony expects to expand the scope of spatial sound content creation and extend the sound field by manifesting and reflecting creators’ intent in real time. In the sports business, which is categorized as a growth axis business, Sony intends to create new entertainment content by using technology that visualizes motion data obtained from tracking technology in real time. Additionally, in the visual solutions business, Sony plans to further develop video production that combines real and virtual worlds by utilizing real-time rendering technology and spatial reproduction technology such as volumetric capture. In the life science business, Sony anticipates opportunities for further business expansion in the food and energy fields, in addition to the traditional life science field. In the network service business, Sony aims to continue promoting multilateral partnerships and accelerate growth in new service areas.

Imaging & Sensing Solutions (I&SS)
Key Financial Figures

	Fiscal year ended March 31
	2023	2024
	(Yen in millions)
Sales to external customers	1,301,481	1,503,906
Intersegment sales	100,706	98,832

I&SS segment total sales	1,402,187	1,602,738

I&SS segment operating income	212,214	193,541

For the fiscal year ended March 31, 2024, sales increased 200.6 billion yen year-on-year
to 1 trillion 602.7 billion yen. This significant increase in sales was mainly due to an increase in sales of image sensors for mobile products resulting from an increase in unit sales as well as an improvement in the product mix, and the impact of foreign exchange rates.
Operating income decreased 18.7 billion yen
year-on-year
to 193.5 billion yen. This decrease in operating income was mainly due to an increase in depreciation and amortization expenses, an increase in costs associated with the launch of mass production of a new image sensor for mobile products, as well as an increase in manufacturing costs. These negative factors were partially offset by the impact of the above-mentioned increase in sales and the positive impact of foreign exchange rates. During the fiscal year ended March 31, 2024, there was a 62.3 billion yen positive impact from foreign exchange rate fluctuations.
Adjusted OIBDA increased 32.6 billion yen
year-on-year
to 441.4 billion yen, mainly due to the impact of the above-mentioned increase in sales and the positive impact of foreign exchange rates. These positive factors were partially offset by the above-mentioned increase in costs associated with the launch of mass production of a new image sensor for mobile products and an increase in manufacturing costs.
Business Environment and Strategy
The operating performance of the I&SS segment in the fiscal year ended March 31, 2024 reflected the continued trend toward larger size, higher image quality and higher performance image sensors for mobile products, primarily in high-end
smartphones, despite continued stagnation in the U.S. and Asia smartphone markets. In this environment, Sony plans to continue making capital expenditures to further strengthen its number one position in image sensors worldwide, while restructuring the management foundation for growth with profitability. Regarding capital expenditures, Sony plans to utilize its existing assets to the fullest extent and carefully evaluate its investment targets while continuing to make capital expenditures to prepare for future increases in demand for image sensors for mobile products. Regarding R&D investment, while continuing to invest for future growth, Sony aims to improve investment efficiency by closely examining R&D themes. Additionally, Sony intends to work to reinforce its development and manufacturing capabilities in light of the deterioration in the yield of new image sensors for mobile products in the fiscal year ended March 31, 2024. As its future business strategy, Sony also has divided its business into three business areas – the growth-driving business area, the profitable business area and the strategic business area – and has clarified the direction of each business area. The image sensor business for mobile products has been positioned as the growth-driving business area, and Sony plans to drive the growth of the I&SS segment in the mid-
to long-term while continuing to invest in this business. The current stagnation in the smartphone market has bottomed out and is on a gradual recovery trend, and further progress of larger sized image sensors is expected to continue due to increasing opportunities for creation and communication through video in the future. In this area, Sony aims to continue expanding its market share and earnings, and improve profitability by leveraging its strength in comprehensive sensor technology that it has cultivated over the years. The image sensor businesses for cameras and industrial and social infrastructure have been positioned as the profitable business area, and Sony aims to maximize profits while maintaining and strengthening their high competitiveness. The automotive image sensor business, the solutions business via the edge AI sensing platform AITRIOS
™
, as well as the semiconductor laser and OLED microdisplay businesses, have been positioned as the strategic business area, and Sony plans to strategically invest in this business area with the aim of making it a future pillar of its business. The image sensor business for automotive has been growing steadily, and Sony will continue to work to build and strengthen relationships with OEMs and platformers with the aim of increasing revenue from automotive sensors. Sony expects demand for the semiconductor laser business to grow over the mid-
to long-term as demand for storage in the data center market is increasing with the spread of generative AI.

Financial Services
The Financial Services segment results include SFGI and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance, and Sony Bank. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.
Key Financial Figures

	Fiscal year ended March 31
	2023 Restated	2024
	(Yen in millions)
Financial services revenue	889,082	1,769,954
Financial Services segment operating income	318,118	173,576
For the fiscal year ended March 31, 2024, financial services revenue increased 880.9 billion yen year-on-year
to 1 trillion 770.0 billion yen, mainly due to a significant increase in revenue at Sony Life. Revenue at Sony Life increased 843.1 billion yen year-on-year
to 1 trillion 523.9 billion yen, mainly due to an increase in net gains on investments in the separate accounts related to market fluctuations.
Operating income decreased 144.5 billion yen
year-on-year
to 173.6 billion yen. This significant decrease in operating income was mainly due to a significant decrease in operating income at Sony Life, as well as the recording of a 22.1 billion yen gain from the recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life in the previous fiscal year, partially offset by the recording of 19.8 billion yen in realized and remeasurement gains resulting from the transfer of a portion of shares of Sony Payment Services. Operating income at Sony Life decreased 143.5 billion yen year-on-year
to 126.4 billion yen, mainly due to the decrease in net gains related to market fluctuations for variable life insurance and other products, and the recording of a gain from the sale of real estate in the previous fiscal year.
Adjusted OIBDA significantly decreased 140.9 billion yen
year-on-year
to 181.5 billion yen, primarily due to the same factors affecting operating income, excluding the above-mentioned realized and remeasurement gains and the impact of the recovery of the unauthorized withdrawal of funds.
Business Environment and Strategy
The operating performance of the Financial Services segment for the fiscal year ended March 31, 2024 reflected conditions in the Japanese economy and bond market. The Japanese economy has made progress in normalizing after the
COVID-19
pandemic. In addition, corporate earnings improved, especially among large companies, due to factors such as higher selling prices, which were mainly caused by a significant rise in import prices. As a result, the Nikkei 225 stock index reached a record high. The bond market in Japan was affected by U.S. and Japanese monetary policies. At the Bank of Japan’s monetary policy meeting in July 2023, the maximum allowable fluctuation range for long-term interest rates was raised to 1%, which caused Japan’s
10-year
yield to surge above 0.5%. Subsequently, as U.S. long-term interest rates rose due to caution about high inflation in the U.S. and other factors, Japan’s long-term interest rates also rose to around 1% at the end of October 2023. The Bank of Japan decided to lift its negative interest rate policy at the monetary policy meeting in March 2024, and normalization of monetary policy has begun. In this environment, Sony aims to focus on creating stable cash flows towards the
Spin-off
of the Financial Services business scheduled for the fiscal year ending March 31, 2026. To this end, based on the concept of “ambidextrous management,” Sony intends to focus on “Exploitation” and “Exploration” to achieve sustainable growth. As for “Exploitation,” the growth of existing business, Sony Life aims to increase sales productivity by strengthening support for top-tier
Lifeplanner sales specialists and agency supporters. Sony Life also aims to grow its customer segments by expanding its corporate service and strengthening life planning, services and products for seniors. Sony Assurance plans to seek to develop potential customers in automobile insurance and utilize the know-how
cultivated in automobile insurance in fire insurance. Sony Bank aims to further strengthen its products and services, focusing on its strengths in the mortgage loan and foreign currency businesses, in response to customer needs and changes in the interest rate environment. As for “Exploration,” cross-group initiatives for further growth, Sony recognizes that the expansion of customer segments is at the core of its growth strategy. Specifically, Sony has identified three customer segments that Sony intends to reach in the future: Generation Z and younger customers who can serve as its potential future customer base; semi-affluent and mass-affluent customers, mainly corporate owners with wide-ranging and unique needs; and
pre-seniors
and seniors who are transitioning through family life stages. By adopting the most appropriate approach for each customer segment, Sony aims to expand its customer segments.

Information on Operations Separating Out the Financial Services segment
The following schedules show unaudited condensed statements of income for the Financial Services segment and all other segments excluding the Financial Services segment. These presentations are not in accordance with IFRS Accounting Standards, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment are included in those respective presentations, then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2023 Restated	2024
	(Yen in millions)
Financial services revenue	889,082	1,769,954
Financial services expenses	575,111	1,615,594
Other operating (income) expense, net	(4,147)	(19,271)

	570,964	1,596,323

Share of profit (loss) of investments accounted for using the equity method	—	—

Operating income	318,118	173,576
Financial income (expenses), net	—	—

Income before income taxes	318,118	173,576
Income taxes	89,897	49,063

Net income	228,221	124,513
Net income of Financial Services	227,849	123,986

Net income attributable to noncontrolling interests	372	527

	Fiscal year ended March 31
Sony without Financial Services segment	2023	2024
	(Yen in millions)
Sales	10,101,979	11,265,043
Costs of sales	7,186,767	8,101,990
Selling, general and administrative	1,961,906	2,148,472
Other operating (income) expense, net	(5,566)	(10,133)

	9,143,107	10,240,329
Share of profit (loss) of investments accounted for using the equity method	24,449	10,557

Operating income	983,321	1,035,271
Financial income (expenses), net	13,437	109,864

Income before income taxes	996,758	1,145,135
Income taxes	172,528	239,105

Net income	824,230	906,030
Net income of Sony without Financial Services	818,106	896,636

Net income attributable to noncontrolling interests	6,124	9,394

	Fiscal year ended March 31
Consolidated	2023 Restated	2024
	(Yen in millions)
Sales	10,095,841	11,260,037
Financial services revenue	878,532	1,760,731

Total sales and financial services revenue	10,974,373	13,020,768
Costs of sales	7,174,723	8,089,317
Selling, general and administrative	1,969,170	2,156,156
Financial services expenses	564,561	1,606,370
Other operating (income) expenses, net	(12,021)	(29,404)

	9,696,433	11,822,439
Share of profit (loss) of investments accounted for using the equity method	24,449	10,502

Operating income	1,302,389	1,208,831
Financial income (expenses), net	(27,893)	59,831

Income before income taxes	1,274,496	1,268,662
Income taxes	262,723	288,168

Net income	1,011,773	980,494

Net income attributable to Sony Group Corporation’s Stockholders	1,005,277	970,573

Net income attributable to noncontrolling interests	6,496	9,921

All Other
Sales for the fiscal year ended March 31, 2024 increased 1.7 billion yen year-on-year
to 89.4 billion yen. Operating income decreased 15.2 billion yen year-on-year
to 1.6 billion yen primarily due to a decrease in the share of profit of investments accounted for using the equity method.
Regarding Adjusted OIBDA and Adjusted EBITDA
Sony believes that Adjusted OIBDA and Adjusted EBITDA are performance metrics suitable for the long-term management that Sony prioritizes. This is because (i) they represent the sustainable earnings power of the business as they do not include the effects of one-time
gains and losses, (ii) they enable management to confirm that all the businesses of the Sony Group, including the Financial Services business, are expanding over the mid-
to long-term through cycles of investment and return, and (iii) they are often used to calculate corporate value. Adjusted OIBDA and Adjusted EBITDA are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS Accounting Standards.
Adjusted OIBDA (Operating Income Before Depreciation and Amortization) is calculated by the following formula:
Adjusted OIBDA = Operating income + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring
Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the following formula:
Adjusted EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring

The following table shows a reconciliation of Adjusted OIBDA from operating income in accordance with IFRS Accounting Standards for the fiscal years ended March 31, 2023 and 2024, respectively.

	(Yen in billions)
	Fiscal year ended March 31
	2023 Restated	2024
Game & Network Services (G&NS)
Operating income	250.0	290.2
Depreciation and amortization expense *	87.0	117.7
(Profit) / loss amount that Sony deems non-recurring **	—	—
Adjusted OIBDA	337.0	407.9

Music
Operating income	263.1	301.7
Depreciation and amortization expense *	59.0	73.1
(Profit) / loss amount that Sony deems non-recurring **	(5.7)	(6.0)
Adjusted OIBDA	316.4	368.7

Pictures
Operating income	119.3	117.7
Depreciation and amortization expense *	48.9	53.5
(Profit) / loss amount that Sony deems non-recurring **	—	—
Adjusted OIBDA	168.2	171.2

Entertainment, Technology & Services (ET&S)
Operating income	179.5	187.4
Depreciation and amortization expense *	97.4	101.7
(Profit) / loss amount that Sony deems non-recurring **	—	—
Adjusted OIBDA	276.9	289.1

Imaging & Sensing Solutions (I&SS)
Operating income	212.2	193.5
Depreciation and amortization expense *	196.7	247.9
(Profit) / loss amount that Sony deems non-recurring **	—	—
Adjusted OIBDA	408.9	441.4

Financial Services
Operating income	318.1	173.6
Depreciation and amortization expense *	26.3	27.7
(Profit) / loss amount that Sony deems non-recurring **	(22.1)	(19.8)
Adjusted OIBDA	322.4	181.5

All Other, Corporate and elimination
Operating loss	(39.8)	(55.2)
Depreciation and amortization expense *	26.8	21.5
(Profit) / loss amount that Sony deems non-recurring **	—	—
Adjusted OIBDA	(12.9)	(33.7)

Consolidated
Operating income	1,302.4	1,208.8
Depreciation and amortization expense *	542.2	643.1
(Profit) / loss amount that Sony deems non-recurring **	(27.8)	(25.8)
Adjusted OIBDA	1,816.9	1,826.1

The following table shows a reconciliation of net income attributable to Sony Group Corporation’s stockholders reported in accordance with IFRS Accounting Standards to Adjusted EBITDA for the fiscal years ended March 31, 2023 and 2024, respectively.

	(Yen in billions)
	Fiscal year ended March 31
	2023 Restated	2024
Net income attributable to Sony Group Corporation’s stockholders	1,005.3	970.6
Net income attributable to noncontrolling interests	6.5	9.9
Income taxes	262.7	288.2
Interest expenses, net, recorded in Financial income and Financial expense	4.0	3.4
(Gain) / loss on revaluation of equity instruments, net, recorded in Financial income and Financial expense	4.6	(71.4)
Depreciation and amortization expense*	542.2	643.1
(Profit) / loss amount that Sony deems non-recurring**	(27.8)	(25.8)

Adjusted EBITDA	1,797.6	1,818.0

* Depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets.
** The following table shows the details of the profit and loss amount that Sony deems non-recurring
in calculating Adjusted OIBDA and Adjusted EBITDA for the fiscal years ended March 31, 2023 and 2024, respectively.

	(Yen in billions)
	Fiscal year ended March 31
	2023 Restated	2024
(Profit) / loss amount that Sony deems non-recurring
Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing (Music segment)	(5.7)	—
Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life which occurred in the three months ended June 30, 2021 (Financial Services segment)	(22.1)	—
Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method (Music segment)	—	(6.0)
Realized and remeasurement gains resulting from the transfer of a portion of shares of Sony Payment Services (Financial Services segment)	—	(19.8)

Total	(27.8)	(25.8)

Foreign Exchange Fluctuations and Risk Hedging
During the fiscal year ended March 31, 2024, the average rates of the yen were 144.4 yen against the U.S. dollar and 156.6 yen against the euro, which were 9.0 yen and 15.7 yen weaker, respectively, than the fiscal year ended March 31, 2023.
For the fiscal year ended March 31, 2024, consolidated sales increased 2 trillion 46.4 billion yen (19%)
year-on-year
to 13 trillion 20.8 billion yen. On a constant currency basis, sales increased approximately 13%
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

		Fiscal year ended March 31		Impact of changes in foreign exchange rates
		2023	2024	2023 to 2024
		(Yen in billions)
G&NS	Sales	3,644.6	4,267.7	+278.9
	Operating income	250.0	290.2	+38.6
ET&S	Sales	2,476.0	2,453.7	+98.4
	Operating income	179.5	187.4	+20.5
I&SS	Sales	1,402.2	1,602.7	+99.2
	Operating income	212.2	193.5	+62.3
During the fiscal year ended March 31, 2024, sales for the Music segment increased 17%
year-on-year
to 1 trillion 619.0 billion yen, while sales increased approximately 12%
year-on-year
on a constant currency basis. In the Pictures segment, sales increased 9%
year-on-year
to 1 trillion 493.1 billion yen, while sales increased approximately 2% on a U.S. dollar basis. For a detailed analysis of segment performance, refer to the Music and Pictures segments under “
Operating Performance by Business Segment.
” Sony’s Financial Services segment consolidates the
yen-based
results of SFGI. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.
During the fiscal year ended March 31, 2024, Sony estimated that a one yen appreciation against the U.S. dollar would have decreased sales in the G&NS, ET&S and I&SS segments by approximately 30.3 billion yen, with a corresponding increase in operating income of approximately 0.6 billion yen. A one yen appreciation against the euro was estimated to decrease sales in these segments by approximately 11.9 billion yen, with a corresponding decrease in operating income of approximately 7.1 billion yen. For more details, refer to “Risk Factors” in “Item 3.
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
Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market
with changes in value recognized in financial income and expenses. The net fair value of all the foreign exchange derivative contracts as of March 31, 2023 and 2024 was an asset of 1.4 billion yen and 2.9 billion yen, respectively. Refer to Note 15 of the consolidated financial statements.
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
This information is not a substitute for Sony’s consolidated financial statements measured in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.
Assets, Liabilities and Stockholders’ Equity
The following schedule shows unaudited condensed statements of financial position for the Financial Services segment and all other segments excluding the Financial Services segment. These presentations are not in accordance with IFRS Accounting Standards, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The “consolidated” column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position

	Yen in millions
	Financial Services			Sony without Financial Services			Consolidated
	April 1, 2022 Restated	March 31, 2023 Restated	March 31, 2024	April 1, 2022 Restated	March 31, 2023 Restated	March 31, 2024	April 1, 2022 Restated	March 31, 2023 Restated	March 31, 2024
ASSETS
Current assets:
Cash and cash equivalents *1	¥889,140	¥756,493	¥913,815	¥1,160,496	¥724,407	¥993,298	¥2,049,636	¥1,480,900	¥1,907,113
Investments and advances in the Financial Services segment *2	360,681	328,358	398,153	—	—	—	360,681	328,358	398,153
Trade and other receivables, and contract assets *3	163,037	127,413	127,016	1,478,620	1,668,257	2,033,170	1,621,629	1,770,948	2,158,196
Inventories	—	—	—	874,007	1,468,042	1,518,644	874,007	1,468,042	1,518,644
Other financial assets	81,174	47,044	57,254	68,124	63,906	68,111	149,301	110,950	125,365
Other current assets	27,893	16,029	50,487	450,953	562,442	625,539	428,522	563,334	669,335

Total current assets	1,521,925	1,275,337	1,546,725	4,032,200	4,487,054	5,238,762	5,483,776	5,722,532	6,776,806
Non-current assets:
Investments accounted for using the equity method	—	—	4,905	268,513	325,220	418,839	268,513	325,220	423,744
Investments and advances in the Financial Services segment *2	18,251,612	18,237,761	18,939,794	—	—	—	18,251,612	18,237,761	18,939,794
Investments in Financial Services, at cost	—	—	—	550,483	550,483	550,483	—	—	—
Property, plant and equipment	18,010	15,316	14,162	1,095,241	1,329,219	1,508,151	1,113,213	1,344,864	1,522,640
Right-of-use assets	73,774	84,023	76,288	339,658	395,210	428,224	413,430	478,063	503,395
Goodwill and intangible assets, including content assets *4	72,578	78,197	77,323	2,672,466	3,322,639	3,953,492	2,745,044	3,400,836	4,030,815
Deferred tax assets	2,335	2,687	—	332,330	431,533	520,613	300,924	393,107	499,550
Other financial assets	37,037	46,941	52,882	663,233	789,470	848,599	696,306	832,344	897,341
Other non-current assets	167,744	172,565	165,049	284,834	319,306	421,258	379,137	419,368	513,405

Total non-current assets	18,623,090	18,637,490	19,330,403	6,206,758	7,463,080	8,649,659	24,168,179	25,431,563	27,330,684

Total assets	¥20,145,015	¥19,912,827	¥20,877,128	¥10,238,958	¥11,950,134	¥13,888,421	¥29,651,955	¥31,154,095	¥34,107,490

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,964,776	¥1,891,856	¥1,802,337	¥183,187	¥211,020	¥227,979	¥2,147,962	¥2,102,876	¥2,030,316
Trade and other payables	119,017	77,703	61,153	1,744,011	1,812,670	2,005,112	1,843,338	1,866,101	2,064,905
Deposits from customers in the banking business	2,886,361	3,163,237	3,670,567	—	—	—	2,886,361	3,163,237	3,670,567
Income taxes payables	3,789	15,213	10,050	101,648	139,330	142,024	105,437	154,543	152,074
Participation and residual liabilities in the Pictures segment	—	—	—	190,162	230,223	251,743	190,162	230,223	251,743
Other financial liabilities	98,029	77,605	77,523	29,050	30,444	38,522	127,079	108,049	116,044
Other current liabilities	218,865	194,174	209,555	1,297,115	1,514,792	1,704,158	1,465,326	1,693,380	1,906,396

Total current liabilities	5,290,837	5,419,788	5,831,185	3,545,173	3,938,479	4,369,538	8,765,665	9,318,409	10,192,045
Non-current liabilities:
Long-term debt	470,498	663,353	703,106	733,148	1,104,344	1,355,011	1,203,646	1,767,696	2,058,117
Defined benefit liabilities	37,167	37,183	39,284	217,381	198,938	208,299	254,548	236,121	247,583
Deferred tax liabilities	58,666	60,554	36,368	110,715	112,938	165,877	120,582	117,621	166,424
Insurance contract liabilities	13,042,875	12,364,973	12,931,995	—	—	—	13,042,875	12,364,973	12,931,995
Participation and residual liabilities in the Pictures segment	—	—	—	220,113	192,952	206,081	220,113	192,952	206,081
Other financial liabilities	147,712	175,026	214,414	86,391	199,327	175,263	231,463	371,580	386,761
Other non-current liabilities	5,864	7,225	7,607	121,558	142,096	176,767	106,481	127,593	162,379

Total non-current liabilities	13,762,782	13,308,314	13,932,774	1,489,306	1,950,595	2,287,298	15,179,708	15,178,536	16,159,340

Total liabilities	19,053,619	18,728,102	19,763,959	5,034,479	5,889,074	6,656,836	23,945,373	24,496,945	26,351,385
Equity:
Stockholders’ equity of Financial Services	1,087,948	1,180,905	1,113,169	—	—	—	—	—	—
Stockholders’ equity of Sony without Financial Services	—	—	—	5,155,149	6,006,267	7,062,657	—	—	—
Sony Group Corporation’s stockholders’ equity	—	—	—	—	—	—	5,653,804	6,598,537	7,587,177
Noncontrolling interests	3,448	3,820	—	49,330	54,793	168,928	52,778	58,613	168,928

Total equity	1,091,396	1,184,725	1,113,169	5,204,479	6,061,060	7,231,585	5,706,582	6,657,150	7,756,105

Total liabilities and equity	¥20,145,015	¥19,912,827	¥20,877,128	¥10,238,958	¥11,950,134	¥13,888,421	¥29,651,955	¥31,154,095	¥34,107,490

*1 Refer to “Cash Flows” below for details regarding the factors affecting Cash and cash equivalents as of March 31, 2024 in all segments excluding the Financial Services segment.

*2 Refer to Note 5 of the consolidated financial statements for the fluctuations of Investments and advances in the Financial Services segment as of March 31, 2023 and March 31, 2024, respectively.
*3 Trade and other receivables, and contract assets as of March 31, 2024 in all segments excluding the Financial Services segment increased year-on-year
due to increases in trade receivables mainly in the G&NS, Music, Pictures and I&SS segments.
*4 Goodwill and intangible assets, including content assets as of March 31, 2024 in all segments excluding the Financial Services segment increased year-on-year
mainly due to the impact of foreign exchange rate fluctuations and an increase in content assets in the Music segment.
Cash Flows
Operating Activities: During the fiscal year ended March 31, 2024, there was a net cash inflow of 1 trillion 373.2 billion yen from operating activities, an increase of 1 trillion 58.5 billion yen year-on-year.
For all segments excluding the Financial Services segment, there was a net cash inflow of 1 trillion 177.8 billion yen, an increase of 762.4 billion yen year-on-year.
This increase was primarily due to a decrease in inventories compared to an increase in the previous fiscal year and a year-on-year
increase in income before income taxes after taking into account non-cash
adjustments (including depreciation and amortization, including amortization of contract costs, other operating (income) expense, net and (gain) loss on securities, net). This increase in net cash inflow was partially offset by the negative impact of a larger increase in trade receivables and contract assets.
The Financial Services segment had a net cash inflow of 246.4 billion yen, compared to a net cash outflow of 56.3 billion yen in the previous fiscal year. This change was mainly due to a year-on-year
increase in sales of investments in the Financial Services segment.
Investing Activities: During the fiscal year ended March 31, 2024, Sony used 818.9 billion yen of net cash in investing activities, a decrease of 233.8 billion yen year-on-year.
For all segments excluding the Financial Services segment, there was a net cash outflow of 794.2 billion yen, a decrease of 237.8 billion yen year-on-year.
This decrease was mainly due to the acquisition of shares of Bungie, an additional investment in Epic Games and a payment related to the acquisition of Industrial Media, all of which were incurred in the previous fiscal year.
The Financial Services segment used 25.7 billion yen of net cash in investing activities, essentially flat year-on-year.
Financing Activities: Net cash outflow from financing activities during the fiscal year ended March 31, 2024 was 210.7 billion yen, compared to a net cash inflow of 84.3 billion yen in the previous fiscal year.
For all segments excluding the Financial Services segment, there was a 197.3 billion yen net cash outflow, compared to a net cash inflow of 95.5 billion yen in the previous fiscal year. The cash outflow in the fiscal year ended March 31, 2024 was primarily due to the procurement of long-term bank loans in the previous fiscal year and a year-on-year
increase in payments for the repurchase of Sony’s own common stock.
In the Financial Services segment, there was a 63.4 billion yen net cash outflow, an increase of 10.8 billion yen year-on-year.
This increase was mainly due to an increase in dividend payments.
Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of March 31, 2024 was 1 trillion 907.1 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 993.3 billion yen as of March 31, 2024, an increase of 268.9 billion yen compared with the balance as of March 31, 2023. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 913.8 billion yen as of March 31, 2024, an increase of 157.3 billion yen compared with the balance as of March 31, 2023.

Information on Cash Flows Separating Out the Financial Services Segment
The following schedule shows unaudited condensed statements of cash flows for the Financial Services segment and all other segments excluding the Financial Services segment. These presentations are not in accordance with IFRS Accounting Standards, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment are included in those respective presentations, then eliminated in the consolidated figures shown below.
Condensed Statements of Cash Flows

	Yen in millions

	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2023 Restated	2024	2023	2024	2023 Restated	2024
Cash flows from operating activities:
Income (loss) before income taxes	318,118	173,576	996,758	1,145,135	1,274,496	1,268,662
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	26,333	27,689	978,257	1,117,292	1,004,590	1,144,981
Other operating (income) expense, net	(4,147)	(19,271)	(5,566)	(10,133)	(12,021)	(29,404)
(Gain) loss on securities, net (other than Financial Services segment)	—	—	4,469	(73,166)	4,469	(73,166)
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	35,623	(20,843)	(110,668)	(200,071)	(70,349)	(243,646)
(Increase) decrease in inventories	—	—	(560,382)	75,641	(560,382)	75,641
(Increase) decrease in investments and advances in the Financial Services segment	(1,093,792)	(1,748,913)	—	—	(1,093,792)	(1,748,913)
(Increase) decrease in content assets	—	—	(594,547)	(486,183)	(594,547)	(486,183)
Increase (decrease) in trade payables	(40,059)	27,116	(62,691)	(40,882)	(107,250)	9,188
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	330,654	1,370,580	—	—	330,654	1,370,580
Increase (decrease) in deposits from customers in the banking business	300,201	536,688	—	—	300,201	536,688
Increase (decrease) in borrowings in the life insurance business and the banking business	111,314	(41,516)	—	—	111,314	(41,516)
Increase (decrease) in taxes payable other than income taxes, net	112	387	4,071	(22,878)	4,183	(22,491)
Other	(40,639)	(59,081)	(234,228)	(326,927)	(276,875)	(387,208)

Net cash provided by (used in) operating activities	(56,282)	246,412	415,473	1,177,828	314,691	1,373,213

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(24,195)	(18,167)	(590,320)	(606,844)	(613,635)	(623,946)
Payments for investments and advances (other than Financial Services segment)	—	—	(191,129)	(95,506)	(191,129)	(95,506)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	—	—	13,548	92,679	13,548	92,679
Other	393	(7,560)	(264,125)	(184,553)	(261,448)	(192,113)

Net cash provided by (used in) investing activities	(23,802)	(25,727)	(1,032,026)	(794,224)	(1,052,664)	(818,886)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(11,226)	(11,633)	273,195	90,289	261,969	78,656
Dividends paid	(41,335)	(50,037)	(86,568)	(98,620)	(86,568)	(98,620)
Other	(2)	(1,693)	(91,100)	(188,977)	(91,101)	(190,745)

Net cash provided by (used in) financing activities	(52,563)	(63,363)	95,527	(197,308)	84,300	(210,709)

Effect of exchange rate changes on cash and cash equivalents	—	—	84,937	82,595	84,937	82,595

Net increase (decrease) in cash and cash equivalents	(132,647)	157,322	(436,089)	268,891	(568,736)	426,213
Cash and cash equivalents at beginning of the fiscal year	889,140	756,493	1,160,496	724,407	2,049,636	1,480,900

Cash and cash equivalents at end of the fiscal year	756,493	913,815	724,407	993,298	1,480,900	1,907,113

B.	Liquidity and Capital Resources
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
Sony Group Corporation, SGTS and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1 trillion 257.1 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2024. There were no amounts outstanding under the CP programs as of March 31, 2024.
If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 766.4 billion yen in unused committed lines of credit, as of March 31, 2024. Details of those committed lines of credit are: a 350.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.
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
For further information about Sony’s views regarding utilization of cash flow from operating activities generated within the Sony Group for strategic investments, shareholder returns and as cash on hand, refer to “
Issues Facing Sony and Management’s Response to those Issues
: Financial Targets and Capital Allocation.” in Item 5.D.
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
Sony has always been committed to being a force for good by empowering creators to turn their creative sparks into stories. Guided by the direction of Sony’s R&D, “We are here for creators,” Sony aims to build technology for creators, and create the future together with them.

The Sony Group’s research and development organizations carry out various R&D activities in collaboration with multiple R&D organizations located both inside and outside of Japan, utilizing the different characteristics and strengths of each area. In addition to aiming to acquire excellent local R&D personnel, Sony will strive to strengthen collaboration with external creators and academia, without limiting itself within the Sony Group. Sony is already promoting various activities such as joint development with universities around the world, and plans to further expand such activities in the future.
R&D costs for the fiscal year ended March 31, 2024 increased 7.1 billion yen (1%)
year-on-year
to 742.8 billion yen. The ratio of R&D costs to consolidated sales excluding the Financial Services segment was 6.6%, compared to 7.3% in the previous fiscal year.
The following table shows a breakdown of R&D costs for each business segment and for Sony Group Corporation’s research and development organization (“Corporate R&D”) in the fiscal years ended March 31, 2023 and 2024.

	Fiscal year ended March 31
	2023	2024
	(Yen in billions)
R&D costs
G&NS	271.1	281.6
ET&S	155.7	154.8
I&SS	223.7	219.2
Corporate R&D	46.4	45.4

D.	Trend Information
This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.
Issues Facing Sony and Management’s Response to those Issues
In the fiscal year ended March 31, 2024, the global economy continued to be affected by inflation, especially in Europe and the U.S., as well as foreign exchange rate fluctuations associated with inflation. Particularly in the U.S., consumer spending remained resilient despite continued inflation, pushing back projections for interest rate cuts by the Federal Reserve Board. As a result, the interest rate differential with Japan, which continued monetary easing, widened, and the yen exchange rate continued to fluctuate significantly, as it had in the fiscal year ended March 31, 2023. In China, despite a recovery in consumer spending due to the lifting of its zero-COVID
policy, a prolonged slump in the real estate market put downward pressure on the economy. The outlook for the future global economy has become increasingly uncertain due to factors such as the prolongation of Russia’s military invasion of Ukraine and instability in the Middle East.
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
On May 23, 2024, Sony held its Corporate Strategy Meeting for the fiscal year ending March 31, 2025. Chairman and CEO Kenichiro Yoshida spoke on Sony’s management direction, while President, COO and CFO Hiroki Totoki presented Sony’s long-term vision and initiatives to achieve it. Kenichiro Yoshida explained Sony’s “Creation Shift,” which it has been undertaking in three business layers—Content, Products & Services, and Semiconductors (CMOS image sensors)—under Sony’s Purpose to “fill the world with emotion (or Kando), through the power of creativity and technology.” He also touched on real-time creation using CMOS image sensors and game engines, and stated Sony’s intention to continue contributing to people’s creativity through technology going forward.
Hiroki Totoki then presented the “Creative Entertainment Vision,” Sony’s long-term vision for the future beyond its fifth mid-range
plan (for the three fiscal years started on April 1, 2024 and ending on March 31, 2027). He stated that Sony would work towards the direction outlined in this long-term vision and aim to realize further growth by maximizing IP value, steadily establishing a technology platform to support these initiatives, and continuously evolving the diversity of its businesses and people.

The details are as follows:
1. Acceleration and Evolution of Group Synergies
The total sales of the three entertainment businesses, G&NS, Music and Pictures, accounted for approximately 60% of Sony Group’s consolidated sales in the fiscal year ended March 31, 2024. The reorganization of the Sony Group architecture in 2021 also led to the acceleration of group synergies. Regarding the Financial Services business, where Sony has started preparations for the
Spin-off,
the Sony Group as a whole intends to support its further evolution through independence by utilizing the Sony brand and strengthening collaboration among the businesses.
2. Creation Shift
In addition to focusing on entertainment, Sony has shifted the emphasis of the following three business layers to creation as an additional management direction.

(1)	Content that leads to Kando

•
Starting with the acquisition of EMI in 2018, Sony has invested approximately 1.5 trillion yen over six years into strengthening its content creation. In 2021, Sony acquired Crunchyroll, a DTC service specializing in anime, as it strives to contribute to the anime creator community.

(2)	Products & Services that create Kando

•
Sony is also dedicated to creating entertainment together with creators in the ET&S segment. In the fiscal year ended March 31, 2024, more than 80% of operating income in the ET&S segment was generated from businesses related to creation such as imaging, sports, virtual production and professional audio.

(3)	Semiconductors that support creation

•
Focusing on CMOS image sensors, which support creation, Sony has invested approximately 1.5 trillion yen in capital expenditures over the past six years. Sony’s CMOS image sensors also contribute to the safety of mobility, which Sony is positioning as a new entertainment space.

3. Real-Time Creation
Sony intends to continue focusing on creation technology, such as CMOS image sensors and game engines, with “real time” as a key word.

(1)	Technology that captures the moment

•
The Alpha 9 III, a mirrorless interchangeable-lens camera equipped with a full-size
image sensor that uses a global shutter system, was used at the World Athletics Indoor Championships in Glasgow, U.K., in March 2024.

•
Real-time transmission of photos from the field using the
PDT-FP1
portable data transmitter with 5G announced by Sony in 2024 enables prompt news coverage and editing, and contributes to delivering the Kando of sports.

•	The VENICE digital cinema camera series is being increasingly adopted by the film industry and is also being used for other visual content productions.

(2)	Real-time technology that verifies authenticity

•	It is of great significance for creators to capture the real world “as it is,” and Sony’s CMOS image sensor technology is used to verify the authenticity of images.

(3)	Technology that turns ideas into reality in real time
Sony has invested in Epic Games and is utilizing its Unreal Engine in various creation processes.

•	Torchlight, SPE’s advanced visualization facility, allows creators the opportunity to explore, play and develop their visions in real time prior to going into production.

•	Providing virtual production, a filming method which allows both the director of filming and actors to check the footage on the spot.

•	The spatial content creation system, which allows content production and editing while virtually overlaying 3D content in real space, provides creators with an immersive creation experience.

•
In the “live” entertainment of professional sports leagues in North America, Sony is working to expand the fan base by tracking the movements of real-life athletes and converting those movements into 3D animations in real time.

4. Long-term Vision: “Creative Entertainment Vision”
Sony has defined its “Creative Entertainment Vision,” the long-term vision for where Sony wants to be in 10 years, with an eye towards future technological advances.
There are three phases in Sony’s “Creative Entertainment Vision”:

(1)	“Creativity Unleashed”: Harnessing technology to unleash the creativity of creators around the world, transcending physical, virtual and time dimensions

(2)	“Boundaries Transcended”: Connecting diverse people and values across boundaries to foster vibrant communities

(3)	“Narratives Everywhere”: Together with creators, creating exciting experiences rich in narrative that go beyond imagination, and spreading them as new touchpoints for Kando around the world
5. Current Initiatives that Maximize the Value of Sony’s IP
Sony is advancing initiatives to maximize the value of IP across its various entertainment categories, toward the direction indicated in its “Creative Entertainment Vision.”

(1)	IP creation
Anime

•	Aniplex Inc. (“Aniplex”), a subsidiary of SMEJ, produces high-quality works.

•	Crunchyroll, which has over 13 million paid subscribers, delivers Japanese anime globally.

•
Improving the production environment, efficiency, and enhancing the quality of output through “AnimeCanvas,” a new animation production software currently under development.
A-1
Pictures Inc. and CloverWorks Inc., production studios that are subsidiaries of Aniplex, are central to this initiative and are collaborating with engineers from SMEJ and across the Sony Group.

•
Commencing consideration of the launch of a project to establish an academy with the aim of nurturing anime creators in global markets, mainly by Aniplex and Crunchyroll with collaboration from across the industry.

Pictures

•	Nurturing visual creators who can utilize technologies such as virtual production at Pixo Holdings, Inc. (Pixomondo), a subsidiary of SPE, working in collaboration with Epic Games.
Music

•	Unique approaches to creating new IP including YOASOBI, born from an SMEJ project to turn novels into music.
Sports

•
Providing new forms of entertainment content through the capturing of data such as the players’
in-game
skeletal information by
Hawk-Eye
Innovations Ltd.’s tracking system, and conversion of the data into 3D animation in real time using Beyond Sports’ technology.

(2)	IP cultivation
Anime

•	The Crunchyroll Anime Awards, which foster anime IP and culture with fans and celebrate creators, received a record high of over 34 million votes in 2024.
Game / Pictures

•	PlayStation Productions adapts game IP into live action content. Titles such as Horizon and God of War are scheduled to be released.
Music

•	Cultivating “fandom artists,” whose passionate fans create new cultures, and expanding fan communities.

(3)	“IP 360 extension”: Expanding IP beyond specific boundaries
Game

•	Expanding game IP, including Uncharted , into the area of LBE.
Music

•	Creating the documentary Lil Nas X: Long Live Montero, which chronicles Grammy Award-winning rapper, singer and songwriter Lil Nas X’s first world tour.

•	The concurrent production by SPE and others of four biographical films that look back on the history of The Beatles from the perspective of each member.
Common to all categories

•	LBE: Opening facilities around the world by combining Sony’s IP with its technologies to provide immersive experiences.

•	Merchandising: Commercializing various consumer products based on Sony’s IP and increasing fans’ emotional attachment to IP. Planning to accelerate Group-wide collaboration.

•
Mobility: Transforming the vehicle’s interior into a personalized entertainment space and enhancing the value of the mobility experience by utilizing entertainment content and audio technology, through usage of sensing and other data that provides an understanding of the vehicle’s occupants and the surrounding environment.

Contribution of partner IP expansion

•	The mobile RPG Street Fighter ™ : Duel published by Crunchyroll Games, LLC.

•	Leveraging “High Quality Scan Solution,” which enables real objects to be converted into high-quality 3D models, to scan plastic Gundam models and display them in the “Gundam Metaverse.”

(4)	Global expansion of maximizing the value of IP: Supporting creators with diverse cultural backgrounds and strong regional appeal

•
The “India Hero Project,” an initiative to unearth and support promising game developers in India and help them bring compelling gaming experiences to the world. Currently, five game titles are under development.

•
The Sony Innovation Fund: Africa, a corporate venture capital fund, has been established to develop entertainment businesses in Africa. This fund collaborates with the International Finance Corporation, which is engaged in investment and financing activities in emerging countries.

6. Technology Platforms Supporting IP Value Maximization
The key technology platforms that enable creators to engage in these initiatives to maximize the value of their IP in a high-quality and efficient manner include sensing and capturing, real-time 3D processing, as well as AI technologies and machine learning. Sony is promoting R&D and applications relating to these technologies as one of its strengths, and in the future aims to develop solutions that enable IP to be delivered rapidly and at a low cost to a broader range of fans. Additionally, in order to efficiently maximize the value of IP, Sony is considering developing a shared Group “Engagement Platform.”

(1)	Sensing and capturing

•
Volumetric Capture Studio is being used for complex action scenes in movies and other productions due to the ease of photorealistic reproduction and production flexibility it provides. Going forward, Sony plans to efficiently utilize the 3D assets accumulated by each of its companies cross-functionally, and explore potential external sales.

(2)	Real-time 3D processing

•
In addition to accelerating collaboration with Epic Games centered around Unreal Engine, Sony has also produced a game that takes place in the same world as an artist’s music video shot using virtual production, and a proof-of-concept
for creating a CG short film in real time.

(3)	AI technologies and machine learning

•
Marvel’s
Spider-Man
2
utilized machine learning, and applied original voice recognition software specialized for gaming. In certain languages, it enabled automatic synchronization of the timing of subtitles with each character’s dialogue, significantly shortening the subtitling process.

•	R&D in India to shorten the dubbing and translation process for video content.

(4)	Developing an engagement platform

•
Planning to develop an engagement platform for the Sony Group by deploying core functions based on the network infrastructure of PlayStation Network, which has established a robust network service, including accounts, payments, data infrastructure and security, alongside the growing Crunchyroll service.

•
Moving forward, Sony aims to proceed with commonizing IDs for services across the Sony Group, and to use this engagement platform to support the development of new network services across the Group in areas such as mobility and LBE. In the future, Sony aims for it to be widely adopted across the entertainment industry as a common platform specialized for fan engagement.

7. Achieving Growth through Diverse Businesses and People
Sony has built its strength on bringing together diverse people and having different attributes and experiences. Recent mergers and acquisitions have allowed Sony to bring in new ways of thinking and knowledge, particularly in the entertainment businesses. Furthermore, the ratio of foreign nationals in executive positions and women in management positions has been increasing every year. Moving forward, Sony intends to continue to evolve the diversity of its businesses and people to achieve further growth and create value over the long term.
On May 14, 2024, at its earnings announcement for the fiscal year ended March 31, 2024, Sony announced the results for the fourth mid-range
plan for the three fiscal years started on April 1, 2021 and ended on March 31, 2024, as well as the fifth mid-range
plan for the three fiscal years started on April 1, 2024 and ending on March 31, 2027.
The details are as follows:
Financial Targets and Capital Allocation
<Fourth
Mid-Range
Plan — Financial Targets and Results>
In the fourth
mid-range
plan, Sony’s management established a three-year cumulative key performance indicator in order to continue managing Sony with a long-term view. That indicator, which was the most important metric of group performance (“Group KPI”) for the fourth mid-range
plan, was Adjusted EBITDA. Sony announced that it would target total Adjusted EBITDA of 4.3 trillion yen on a consolidated basis for the three fiscal years started on April 1, 2021 and ended on March 31, 2024. As a result of progress exceeding the initial plan, mainly in the Music and Pictures segments, the cumulative results were approximately 5.1 trillion yen, 19% higher than the target.
Regarding the capital allocation plan in the fourth
mid-range
plan, Sony Group Corporation established a capital expenditure target of 1.5 trillion yen and a strategic investment target of 2 trillion yen or more including share repurchases, aiming to grow its business over the long term, beyond the duration of the plan. Sony ultimately spent approximately 1.9 trillion yen on capital expenditures and approximately 1.7 trillion yen on strategic investments, which included approximately 400 billion yen in share repurchases. Capital expenditures were higher than the initial plan due to increases in image sensor capital expenditures in the I&SS segment and server investments in Corporate R&D and the G&NS segment. Although strategic investments were lower than the initial plan due to increases in working capital and capital expenditures as well as consideration of the current M&A market environment, Sony steadily executed investments for long-term growth. Compared to its initial plan to generate 3.8 trillion yen or more of consolidated operating cash flow excluding the Financial Services segment over the three fiscal years started April 1, 2021 and ended March 31, 2024 to fund the capital allocation, the actual cash generated was approximately 3.9 trillion yen. This was mainly due to the sale of businesses and assets as well as borrowing based on a strict financial discipline, partially offset by a decrease in cash flow because of an increase in working capital in the G&NS and I&SS segments.
<Fifth
Mid-Range
Plan — Financial Targets>
In the fifth
mid-range
plan, Sony is placing greater emphasis on profit-based growth, and has set as the Group KPIs the growth rate of consolidated operating income and the operating income margin for Sony without the Financial Services segment. Specifically, Sony is targeting an average annual growth rate of consolidated operating income for the three-year period of 10% or more, and a three-year cumulative consolidated operating income margin of 10% or more.
Regarding the capital allocation plan in the fifth
mid-range
plan, Sony has established a capital expenditure target of 1.7 trillion yen and a strategic investment target of 1.8 trillion yen including growth investments for each business and flexible share repurchases. Three-year cumulative consolidated operating cash flow excluding the Financial Services segment, the main source of capital allocation, is expected to be 4.5 trillion yen, exceeding the results of the fourth mid-range
plan, due to expected profit growth during the fifth
mid-range
plan as well as the recovery of working capital that increased during the fourth mid-range
plan.
Regarding shareholder returns, Sony plans to place emphasis on its total payout ratio, which it expects to gradually increase throughout the period of the fifth mid-range
plan, aiming for approximately 40% in the fiscal year ending March 31, 2027, the final fiscal year of the plan.

E.	Critical Accounting Estimates
The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sony evaluates its estimates, which are based on historical experience, future projections and various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may significantly differ from these estimates. Sony considers an accounting estimate to be critical if it is important to its financial condition and results, and requires significant judgment and estimates on the part of management in its application. Sony believes that the following represents its critical accounting estimates. The critical accounting estimates should be read in conjunction with Notes 2 and 3 of the consolidated financial statements regarding Sony’s material accounting policies.
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
For all CGUs or groups of CGUs with goodwill, the recoverable amount exceeded the carrying amount, and therefore no impairment existed in the fiscal year ended March 31, 2024. Also, the recoverable amount of each CGU or group of CGUs with significant goodwill exceeded their respective carrying values by at least 10.0%. For intangible assets with indefinite useful lives or intangible assets not yet available for use, the recoverable amount exceeded the carrying amount, and therefore no impairment existed.
A discussion of the significant assumptions, other than the
mid-range
plan, including a sensitivity analysis with respect to their impact, of the recoverable amount of each CGU or group of CGUs for the impairment analysis for goodwill performed for the fiscal year ended March 31, 2024 is included below. Refer to Note 11 of the consolidated financial statements for details.

•
The
post-tax
discount rates ranged from 4.2% to 13.5%. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have resulted in a significant impairment.

•
The growth rates applied to the terminal values for the CGUs within the G&NS, ET&S, I&SS and Financial Services segments ranged from approximately 1.0% to 1.5%. The growth rates beyond the mid-range
plan period for the CGUs in the Music segment ranged from 1.0% to 3.0%, and in the Pictures segment ranged from (5.0%) to 17.0%. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have resulted in a significant impairment.

•
The earnings multiple used to calculate the terminal value in the Pictures CGUs was 1.5x to 13.5x and the revenue multiple was 1.8x. A hypothetical reduction in earnings multiple by 1.0x and revenue multiple by 0.25x, respectively, holding all other assumptions constant, would not have resulted in a significant impairment.

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
Management bases its estimates of ultimate revenue for each film on several factors including the historical performance of similar genre films, the star power of the lead actors, the expected number of theaters at which the film will be released, anticipated performance in the home entertainment, television and other ancillary markets, and agreements for future sales. Management updates such estimates on a regular basis based on the actual results to date and estimated future results for each film. For example, a film with lower-than-expected theatrical revenues in its initial weeks of release would generally have its theatrical, home entertainment and television distribution ultimate revenues adjusted downward; a failure to do so would result in the understatement of amortized film costs for the period. Also, participation and residual liabilities are accrued based on the ratio of current period actual revenues to the estimated remaining total revenues.
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
Measurement of insurance contract liabilities not measured under the premium allocation approach
The carrying amount of a group of insurance contracts is the sum of the liability for incurred claims and the liability for remaining coverage. The liability for remaining coverage is measured by determining fulfillment cash flows and contractual service margin arising from insurance contracts. The fulfillment cash flows of groups of insurance contracts are measured at the reporting date using current estimates of future cash flows, discount rates, and the risk adjustment for non-financial
risk. The mortality rates, morbidity rates, lapse and surrender rates, and discount rates, which are used to measure the estimates of the present value of future cash flows, are significant assumptions for measuring insurance contract liabilities.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Group Corporation (the “Corporation”), their responsibility as a director or officer, date of birth, the number of years they have served as a director or officer, and other principal business activities outside the Corporation as of June 25, 2024.
Board of Directors

Kenichiro Yoshida
Responsibility as a Director: —
Date of Birth: October 20, 1959
Number of Years Served as a Director: 10 years
Principal Business Activities Outside the Corporation: Outside Director, M3, Inc.
Brief Personal History:
April 1983	Joined the Corporation
July 2000	Joined Sony Communication Network Corporation (currently Sony Network Communications Inc.)
September 2000	Outside Director, So-net M3, Inc. (currently M3, Inc.) (present)
May 2001	Senior Vice President, Sony Communication Network Corporation
April 2005	President and Representative Director, Sony Communication Network Corporation
December 2013	Executive Vice President, Chief Strategy Officer and Deputy Chief Financial Officer, Corporate Executive Officer, the Corporation
April 2014	Executive Vice President and Chief Financial Officer, Representative Corporate Executive Officer, the Corporation
June 2014	Director, the Corporation (present)
April 2015	Executive Deputy President and Chief Financial Officer, Representative Corporate Executive Officer, the Corporation
April 2018	President and Chief Executive Officer, Representative Corporate Executive Officer, the Corporation
June 2020	Chairman, President and Chief Executive Officer, Representative Corporate Executive Officer, the Corporation
April 2023	Chairman and Chief Executive Officer, Representative Corporate Executive Officer, the Corporation (present)

Hiroki Totoki
Responsibility as a Director: —
Date of Birth: July 17, 1964
Number of Years Served as a Director: 5 years
Principal Business Activities Outside the Corporation: Outside Director, Recruit Co., Ltd.
Brief Personal History:
April 1987	Joined the Corporation
February 2002	Representative Director, Sony Bank Incorporated
June 2005	Director, Corporate Executive Officer and Senior Managing Director, Sony Communication Network Corporation (currently Sony Network Communications Inc.)
April 2012	Representative Director, Corporate Executive Officer and Senior Managing Director, So-net Entertainment Corporation (currently Sony Network Communications Inc.)
April 2013	Representative Director, Corporate Executive Officer, Deputy President and Chief Financial Officer, So-net Entertainment Corporation
December 2013	Senior Vice President, Corporate Executive, the Corporation
November 2014	President and Chief Executive Officer, Sony Mobile Communications Inc. (currently Sony Corporation)
June 2015	Director, Chairman, So-net Corporation (currently Sony Network Communications Inc.)
April 2016	Executive Vice President, Corporate Executive Officer, the Corporation In charge of New Business Platform (Strategy)
President and Representative Director, So-net Corporation
June 2017	Executive Vice President, Chief Strategy Officer, Corporate Executive Officer, the Corporation In charge of Mid- to Long-Term Business Strategy, New Business
April 2018	Executive Vice President, Chief Financial Officer, Representative Corporate Executive Officer, the Corporation
June 2018	Senior Executive Vice President, Chief Financial Officer, Representative Corporate Executive Officer, the Corporation Outside Director, Recruit Holdings Co., Ltd. (present)
June 2019	Director, the Corporation (present)
June 2020	Executive Deputy President, Chief Financial Officer, Representative Corporate Executive Officer, the Corporation
April 2023	President, Chief Operating Officer and Chief Financial Officer, Representative Corporate Executive Officer, the Corporation (present)
April 2024	Interim Corporate Executive Officer, Sony Interactive Entertainment
June 2024	Chairman, Sony Interactive Entertainment (present)

Yoshihiko Hatanaka
Responsibility as a Director: Chair of the Board Chair of the Nominating Committee
Date of Birth: April 20, 1957
Number of Years Served as a Director: 5 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1980	Joined Fujisawa Pharmaceutical Co., Ltd. (currently Astellas Pharma Inc.)
June 2005	Corporate Executive, Vice President, Corporate Planning, Corporate Strategy, Astellas Pharma Inc.
April 2006	Corporate Executive of Astellas Pharma Inc. and President & CEO, Astellas US LLC and President & CEO, Astellas Pharma US, Inc.
June 2008	Senior Corporate Executive of Astellas Pharma Inc. and President & CEO, Astellas US LLC and President & CEO, Astellas Pharma US, Inc.
April 2009	Senior Corporate Executive, Chief Strategy Officer and Chief Financial Officer, Astellas Pharma Inc.
June 2011	Representative Director, President & CEO, Astellas Pharma Inc.
April 2018	Representative Director, Chairman of the Board, Astellas Pharma Inc.
June 2019	Director, the Corporation (present)
March 2023	Outside Director, Shiseido Company, Limited (present)
June 2023	Outside Director, SEKISUI CHEMICAL CO., LTD. (present)

Wendy Becker
Responsibility as a Director: Vice Chair of the Board Chair of the Compensation Committee Member of the Nominating Committee
Date of Birth: November 2, 1965
Number of Years Served as a Director: 5 years
Brief Personal History and Principal Business Activities Outside the Corporation:
September 1987	Brand Manager, Procter & Gamble Company
September 1993	Consultant, McKinsey & Company, Inc.
December 1998	Partner, McKinsey & Company, Inc.
February 2008	Managing Director, Residential, TalkTalk, The Carphone Warehouse Ltd. Board member, Member of Remuneration Committee, Whitbread plc
September 2009	Chief Marketing Officer, Vodafone Group plc
September 2012	Chief Operating Officer, Jack Wills Ltd.
October 2013	CEO, Jack Wills Ltd.
February 2017	Board member, Chair of Remuneration Committee, Great Portland Estates plc
September 2017	Board member, Logitech International S.A.
June 2019	Director, the Corporation (present)
September 2019	Non-Executive Director, Chairperson of the Board, Chair of Nominating Committee, Logitech International S.A. (present)
June 2021	Senior Independent Director, Chair of Remuneration Committee, Oxford Nanopore Technologies plc
October 2023	Independent Non-Executive Director, GSK plc
May 2024	Independent Non-Executive Director, Chair of Remuneration Committee, GSK plc (present)

Sakie Akiyama
Responsibility as a Director: Member of the Compensation Committee
Date of Birth: December 1, 1962
Number of Years Served as a Director: 5 years
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1987	Joined Arthur Andersen & Co.
April 1994	Founder and CEO, Saki Corporation
October 2018	Founder, Saki Corporation (present)
June 2019	Director, the Corporation (present) Outside Director, Japan Post Holdings Co., Ltd. Outside Director, Orix Corporation (present)
June 2020	Outside Director, Mitsubishi Corporation (present)

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

Joseph A. Kraft Jr.
Responsibility as a Director: Chair of the Audit Committee Member of the Nominating Committee Director in charge of Information Security
Date of Birth: May 12, 1964
Number of Years Served as a Director: 4 years
Brief Personal History and Principal Business Activities Outside the Corporation:
July 1986	Joined Morgan Stanley Inc.
January 2000	Managing Director, Morgan Stanley Inc.
April 2007	Managing Director, Head of Capital Markets Division, Dresdner Kleinwort Japan
March 2010	Deputy Branch Manager & Managing Director, Bank of America Merrill Lynch Japan
July 2015	CEO, Rorschach Advisory Inc. (present)
June 2020	Director, the Corporation (present)
June 2024	Outside Director, Tokyo Electron Ltd. (present)

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

William Morrow
Responsibility as a Director: Member of the Compensation Committee
Date of Birth: July 2, 1959
Number of Years Served as a Director: 1 year
Brief Personal History and Principal Business Activities Outside the Corporation:
September 1980	Director, Pacific Bell Inc.
November 2001	President, Japan Telecom Holdings Co. Ltd
February 2004	CEO, Vodafone UK Limited
April 2005	President, VODAFONE K.K. Limited
May 2006	CEO Europe, Vodafone Limited
August 2006	President & CEO, Pacific Gas and Electric Company.
June 2008	Outside Director, Broadcom Inc.
March 2009	CEO, Clearwire Incorporated
March 2012	CEO, Vodafone Hutchison Australia
April 2014	CEO, NBN Co, Limited
December 2018	Outside Director, IkeGPS Group Limited
February 2021	CEO, DirecTV Entertainment Holdings LLC (present)
June 2023	Director, the Corporation (present)

Shingo Konomoto
Responsibility as a Director: Member of the Audit Committee
Date of Birth: February 11, 1960
Number of Years Served as a Director: —
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1985	Joined Nomura Research Institute, Ltd.
April 2004	Senior Managing Director, Division Manager of Consulting Division III, Nomura Research Institute, Ltd.
April 2010	Senior Corporate Managing Director, Division Manager of Consulting Division, Nomura Research Institute, Ltd.
April 2015	Senior Executive Managing Director, Supervising of Business Divisions, Head of Consulting, Nomura Research Institute, Ltd.
June 2015	Senior Executive Managing Director, Member of the Board, Representative Director, Supervising of Business Divisions, Head of Consulting, Nomura Research Institute, Ltd.
April 2016	President & CEO, Member of the Board, Representative Director, Nomura Research Institute, Ltd.
June 2019	Chairman and President & CEO, Member of the Board, Representative Director, Nomura Research Institute, Ltd.
April 2024	Chairman, Member of the Board, Representative Director, Nomura Research Institute, Ltd.
June 2024	Chairman, Member of the Board, Nomura Research Institute, Ltd. (present) Director, the Corporation (present)
Corporate Executive Officers
In addition to Kenichiro Yoshida and Hiroki Totoki, the four individuals set forth below are the current Corporate Executive Officers of Sony Group Corporation as of June 25, 2024. Refer to “Board Practices” in Item 6.C.

Toshimoto Mitomo
Responsibility as an Officer: Executive Deputy President and Chief Strategy Officer, Officer in charge of Intellectual Property, Business Strategy, Business Development, Business Incubation Platform and Mobility Business

Date of Birth: January 6, 1963
Number of Years Served as a Corporate Executive Officer: 2 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1985	Joined the Corporation
June 2013	Senior Vice President, Corporate Executive, the Corporation
June 2019	Executive Vice President, the Corporation
April 2022	Senior Executive Vice President, Corporate Executive Officer, the Corporation
April 2023	Executive Deputy President and Chief Strategy Officer, Corporate Executive Officer, the Corporation (present)

Hiroaki Kitano
Responsibility as an Officer: Executive Deputy President and Chief Technology Officer, Officer in charge of R&D and AI Collaboration
Date of Birth: March 16, 1961
Number of Years Served as a Corporate Executive Officer: 2 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1984	Joined NEC Corporation
August 1993	Joined Sony Computer Science Laboratories, Inc.
June 2002	Director, Deputy Head of Research, Sony Computer Science Laboratories, Inc.
July 2008	Director, Head of Research, Sony Computer Science Laboratories, Inc.
July 2011	President and Chief Executive Officer, Sony Computer Science Laboratories, Inc. (present)
June 2016	Corporate Executive, the Corporation
June 2018	Senior Vice President, the Corporation
April 2020	Chief Executive Officer, Sony AI Inc. (currently Sony Research Inc.) (present)
June 2020	Executive Vice President, the Corporation
April 2022	Senior Executive Vice President and Chief Technology Officer, Corporate Executive Officer, the Corporation
April 2024	Executive Deputy President and Chief Technology Officer, Corporate Executive Officer, the Corporation (present)

Shiro Kambe
Responsibility as an Officer: Senior Executive Vice President, Officer in charge of Legal, Compliance, Privacy, Sustainability, External Relations, Quality Management and the Board Secretariat
Date of Birth: December 18, 1961
Number of Years Served as a Corporate Executive Officer: 10 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1984	Joined the Corporation
June 2010	Senior Vice President, Corporate Executive, the Corporation
June 2014	Executive Vice President, Corporate Executive Officer, the Corporation
June 2020	Senior Executive Vice President, Corporate Executive Officer, the Corporation (present)

Kazushi Ambe
Responsibility as an Officer: Senior Executive Vice President, Officer in charge of Human Resources, General Affairs, Lead of Group Diversity, Equity & Inclusion, and the Corporate Executive Office and Sony Group China Representative

Date of Birth: April 23, 1961
Number of Years Served as a Corporate Executive Officer: 8 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1984	Joined the Corporation
October 2001	Vice President, Sony Ericsson Mobile Communications
April 2006	Senior Vice President, Sony Corporation of America
November 2014	Senior Vice President, Corporate Executive, the Corporation
June 2016	Executive Vice President, Corporate Executive Officer, the Corporation
June 2020	Senior Executive Vice President, Corporate Executive Officer, the Corporation (present)
June 2024	Outside Director, TOKAI RIKA CO., LTD. (present)
Kenichiro Yoshida, Hiroki Totoki, Toshimoto Mitomo, Hiroaki Kitano, Shiro Kambe and Kazushi Ambe are engaged on a full-time basis by Sony Group Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B.	Compensation
Under the Financial Instruments and Exchange Act of Japan and related regulations, the Corporation is required to disclose the total remuneration paid by the Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from the Sony Group in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that the Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2024 filed on June 25, 2024 with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.
(1) Total amounts of remuneration for Directors and Corporate Executive Officers and the number thereof
*1

	Fixed remuneration		Remuneration linked to business results		Stock acquisition rights (*6)		Restricted stock (*9)		Phantom Restricted Stock Plan (*10)
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	10	205	—	—	—	—	10	96	—	—
(*2)	(*3)			(*4)		(*7)	(*3)			(*11)
(Outside Directors)	(9)	(198)	(—)	(—)	(—)	(—)	(9)	(64)	(—)	(—)
Corporate Executive Officers	6	613	6	916	8	743	8	1,602	—	—
				(*5)	(*8)		(*8)
Total	16	817	6	916	8	743	18	1,698	—	—
*1 Due to rounding, individual sums may not total 100%.
*2 The number of persons does not include two Directors who concurrently serve as Corporate Executive Officers, because the Corporation does not pay any additional remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.
*3 The number of persons includes two Directors who resigned on the day of the Ordinary General Meeting of Shareholders held on June 20, 2023.
*4 The Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.
*5 This is the amount of remuneration linked to business results for the fiscal year ended March 31, 2024 that was paid in November 2023 and June 2024.
*6 This is the amount of expenses the Corporation recorded during the fiscal year ended March 31, 2024 applicable to the stock acquisition rights that were granted.
*7 The Corporation does not grant stock acquisition rights to Directors who do not concurrently serve as Corporate Executive Officers.
*8 The number of persons includes two Corporate Executive Officers who resigned by the end of the fiscal year ended March 31, 2023.
*9 This is the amount of expenses the Corporation recorded during the fiscal year ended March 31, 2024 applicable to restricted stock.
*10 The Corporation recorded 476 million yen in expenses during the fiscal year ended March 31, 2024 applicable to the phantom restricted stock plan for a Director who resigned on the day of the Ordinary General Meeting of Shareholders held on June 20, 2023 and Corporate Executive Officers.
*11 The Corporation does not pay remuneration under the phantom restricted stock plan to Directors who do not concurrently serve as Corporate Executive Officers.

(2) Amounts of remuneration for Directors and Corporate Executive Officers on an individual basis

Name	Position (*1)	Fixed Remuneration (*2) (Yen in millions)	Remuneration linked to business results (*2) (*3) (Yen in millions)	Phantom restricted stock plan (*2) (Yen in millions)	Total (*2) (Yen in millions)	Granted number of stock acquisition rights (*4) (Ten thousand shares)	`Granted number of restricted stock (*5) (Ten thousand shares)
Kenichiro Yoshida	Director (*6), Chairman, CEO, and Representative Corporate Executive Officer (*7)	240	353	—	593	17.0	8.5
Hiroki Totoki	Director (*6) , President, COO, CFO, and Representative Corporate Executive Officer (*7)	140	398	—	538	9.0	4.5
Toshimoto Mitomo	Executive Deputy President, CSO, and Corporate Executive Officer (*7)	62	49	—	111	2.0	1.0
Hiroaki Kitano	Executive Deputy President, CTO, and Corporate Executive Officer	52 (*8)	44 (*8)	—	96 (*8)	2.0	1.0
Shiro Kambe	Senior Executive Vice President, and Corporate Executive Officer (*7)	52	42	—	94	1.5	0.8
Kazushi Ambe	Senior Executive Vice President, and Corporate Executive Officer (*7)	52	41	—	93	1.5	0.8
*1 This chart shows remuneration for Directors and Corporate Executive Officers who received, or who became likely to receive, total remuneration exceeding 100 million yen from the Corporation and its subsidiaries during the fiscal year ended March 31, 2024. Titles are as of the date of submission of this document.
*2 Due to rounding, individual sums may not total 100%.
*3 For the metrics and actual financial results used to determine the amount of remuneration linked to business results, refer to “(5) Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2024” below.
*4 The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2024 was 3,665 yen and was estimated using the Black-Scholes option-pricing model with several assumptions. Refer to Note 21 of the consolidated financial statements for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of the Corporation’s common stock (“Common Stock”) exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2024 for accounting purposes and should not be regarded as any indication or prediction of the Sony Group with respect to its future stock performance.
*5 This indicates the total number of shares of restricted stock granted in the fiscal year ended March 31, 2024 for Corporate Executive Officers. The issue price per share of restricted stock was 13,160 yen.
*6 As noted above, the Corporation does not pay any remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.
*7 Apart from the remuneration contained in the table, the Corporation also provided certain personal benefits and perquisites, including fringe benefits and in some instances amounts to pay income taxes related to perquisites, totaling 5 million yen to Kenichiro Yoshida, 1 million yen to Hiroki Totoki, 19 million yen to Toshimoto Mitomo, 1 million yen to Shiro Kambe, and 1 million yen to Kazushi Ambe during the fiscal year ended March 31, 2024.

*8 Remuneration paid to Hiroaki Kitano includes 7 million yen in fixed remuneration and 5 million yen in remuneration linked to business results from Sony Computer Science Laboratories, Inc. and 5 million yen in fixed remuneration and 4 million yen in remuneration linked to business results from Sony Research Inc.
(3) Basic policy regarding Director and Senior Executive remuneration
The basic policy regarding remuneration for respective Directors and Senior Executives including Corporate Executive Officers determined by the Compensation Committee is as follows:
(a) Basic policy regarding Director remuneration
The primary duty of Directors is to supervise the performance of business operations of the Sony Group as a whole. In order to improve this supervisory function over the business operations of the Sony Group, which is a global company, the following two elements have been established as the basic policy for the determination of remuneration of Directors. No Director remuneration is paid to those Directors who concurrently serve as Corporate Executive Officers.

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
non-Japanese
companies.

Stock-based compensation (restricted stock or RSUs)
•  Restricted stock or RSUs are granted to further promote shared values between Directors and shareholders and incentivize Directors to develop and maintain a sound and transparent management system.

•  Any Director to whom restricted stock is granted may not sell or transfer the granted shares during his/her tenure, and in principle, such restriction is to be released when such Director resigns.

•  In principle, RSUs held by Directors will vest when he/she resigns, and the Common Stock of the Corporation will then be delivered to the Directors upon vesting.

(b) Basic policy regarding Senior Executive remuneration
Senior Executives are key members of management responsible for executing the operations of the Sony Group as a whole, or their respective businesses of the Sony Group. In order to further improve the business results of the Sony Group, the following two elements have been established as the basic policy for the determination of remuneration of Senior Executives.

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

Remuneration linked to business results
•  Structured appropriately and based on appropriate indicators to ensure that such remuneration effectively incentivizes Senior Executives to achieve the mid-
to long-term, as well as the corresponding fiscal year’s, corporate targets.

•  Specifically, the amount to be paid to Senior Executives shall be determined based on the level of achievements of the targets of indicators of (1) and (2) below, and can fluctuate, in principle, within the range from 0% to 200% of the standard payment amount (“Business Results Linked Standard Payment Amount”) based on the achievement of the below-mentioned targets.

(1)   Certain key performance indicators linked to consolidated or individual business results of Sony during the corresponding fiscal year, such as Adjusted EBITDA and Adjusted EPS (net income attributable to Sony Group Corporation’s stockholders per share), which indicators shall be selected based on the areas for which each Senior Executive is responsible.

(2)   Achievement of the Group Sustainability Evaluation.

•  The Group Sustainability Evaluation is an evaluation of efforts by Senior Executives to enhance the mid-
to long-term corporate value and sustainable growth of the Sony Group as a whole, not limited to their respective businesses and organizations, including management succession planning and investment in human capital, sustainability initiatives related to social value creation and ESG (environment, social and governance), value creation through collaborations among the businesses of the Sony Group, and engagement indicators based on employee surveys.

•  The Business Results Linked Standard Payment Amount shall be determined so that such amount is within a certain percentage of the cash compensation (total of the fixed remuneration and the remuneration linked to business results), which percentage shall be determined in accordance with each individual’s level of responsibility.

•  The Corporation adopted a clawback policy for the recoupment of compensation. (Please see below Reference: Clawback Policy.)

Stock-based compensation (Stock acquisition rights, and restricted stock or restricted stock units)
•  Stock acquisition rights, and restricted stock or RSUs are granted to incentivize Senior Executives to increase mid-
to long-term shareholder value.

•  The exercise of the stock acquisition rights is, in principle, restricted during a one-year
period from the allotment date, and
one-third
of the total number of exercisable stock acquisition rights will vest and be exercisable each year thereafter. (All of the allocated stock acquisition rights will be exercisable on and after three years from the allotment date.)

•  The Senior Executives to whom restricted stock is granted, in principle, may not sell or transfer the granted stock before the third anniversary date of the Ordinary General Meeting of Shareholders of the fiscal year when the subject restricted stock was granted.

Type of remuneration	Description

•  In principle, all RSUs held by the Senior Executives will vest after three years have passed since the date of grant of the RSUs, and the Common Stock of the Corporation will then be delivered to the Senior Executives upon vesting.

•  As a general policy, remuneration for a Senior Executive who has greater management responsibility and influence over the Sony Group as a whole has a higher proportion of stock-based compensation, which is directly linked to the corporate value. (Please see below Reference: Executive Compensation Package Designed to Focus on Long-Term Management.)

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

(Reference: Executive Compensation Package Designed to Focus on Long-Term Management)
The bar chart below shows the components of remuneration for Corporate Executive Officers for the fiscal year ended March 31, 2024. For this chart, the remuneration linked to business results is based on the Business Results Linked Standard Payment Amount for each Corporate Executive Officer. As to the stock-based compensation, the underlying amount is calculated based on the fair value of a stock acquisition right as of the date such stock acquisition right was granted in the fiscal year ended March 31, 2024 and the issue price of the restricted stock when granted. Accordingly, the components of remuneration based on the amounts actually paid will be different from the chart below.

*Due to rounding, individual sums may not total 100%.
(Reference: Stock-based Compensation)
The Corporation introduced stock acquisition rights, restricted stock and RSUs as forms of stock-based compensation, granted to the Directors and the Senior Executives including Corporate Executive Officers.
The purpose of the stock-based compensation for the outside Directors is to incentivize the outside Directors to develop and maintain a sound and transparent management system by further promoting shared values between the shareholders and the outside Directors. Furthermore, the purpose of the stock-based compensation for the Senior Executives including Corporate Executive Officers is to further reinforce management’s alignment with shareholder value, and to incentivize management to improve mid-
to long-term performance and increase shareholder value.
The details of such stock-based compensation, including vesting conditions, recipients and number of grants, are determined or supervised by the Compensation Committee based on research conducted by a third party regarding stock-based compensation of both Japanese and non-Japanese
companies. In addition, in determining the number of shares or units to be granted, the impact on dilution of the value of the shares of the Corporation is monitored.
(Reference: Clawback Policy)
The SEC recently adopted rules relating to the mandatory recovery of erroneously awarded incentive-based compensation received by certain current or former executive officers, and the NYSE has, in turn, adopted new listing standards in connection with such rules. Accordingly, Sony Group Corporation’s Compensation Committee adopted a clawback policy, with an effective date of October 2, 2023 (the “Clawback Policy”). The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation received by each Executive Officer (as defined in the Clawback Policy) during the three-fiscal-year period prior to the date Sony Group Corporation is required to prepare an Accounting Restatement (as defined in the Clawback Policy), in accordance with the above rules and standards. The amount of erroneously awarded incentive compensation that the Executive Officers would be required to repay is the amount of incentive-based compensation paid to the Executive Officer that exceeds the amount the Executive Officer would have received had it been determined based on the restated amounts, computed without regard to any taxes paid. The recovery of such compensation applies regardless of whether an Executive Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. For further details and full text of the Clawback Policy, please refer to Exhibit 97.1 attached to this report.
(4) Procedures to determine remuneration of Directors and Senior Executives
Based on the policy outlined above, the amount and content of the compensation for each Director and Senior Executive, including Corporate Executive Officers, are determined by the Compensation Committee or otherwise under the supervision of the Compensation Committee.
Specifically, in principle, as for Directors, each year at the meeting of the Compensation Committee held after the Ordinary General Meeting of the Shareholders, the amount of basic remuneration and the content of compensation for the corresponding fiscal year are determined. Thereafter, at the meeting of the Compensation Committee held after the corresponding fiscal year end, the final amount of compensation of each Director is determined. As for the Senior Executives, each year at the meeting of the Compensation Committee held at the end of the previous fiscal year, in principle, the amount of basic remuneration and the content of compensation for the corresponding fiscal year are determined or reviewed. Thereafter, at the meeting of the Compensation Committee held after the corresponding fiscal year end, the final amount of compensation for each Senior Executive is determined or supervised.
For determining the amount of the remuneration linked to business results for each Senior Executive, the Business Results Linked Standard Payment Amount, the targets for the Financial Performance KPIs based on the areas for which each Senior Executive is responsible and the achievement of the Group Sustainability Evaluation are determined and thereafter, the amount of such remuneration is determined based on the level of achievement of such targets for the Financial Performance KPIs and the individual performance at the meeting of the Compensation Committee held after the corresponding fiscal year end for Corporate Executive Officers or otherwise under supervision by the Compensation Committee for Senior Executives other than Corporate Executive Officers.
The amount of compensation of each Director and Senior Executive including Corporate Executive Officers for the fiscal year ended March 31, 2024 was also determined by the Compensation Committee or otherwise under supervision by the Compensation Committee according to the procedure above. The Compensation Committee concluded that the amount and content of the compensation was in accordance with the policy set forth in section (3) above.
(5) Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2024
The Business Results Linked Standard Payment Amount for each Corporate Executive Officer for the fiscal year ended March 31, 2024 was determined to be in the range between 60% and 100% of the amount of the fixed remuneration of such Corporate Executive Officer according to his/her responsibility.

The formula to calculate the amount of the remuneration linked to business results to be paid to Corporate Executive Officers is as follows.

* Business Results Linked Standard Payment Amount: Determined to be in the range between 60% and 100% of the amount of the fixed remuneration of each Corporate Executive Officer.
** Payment rate of the remuneration linked to business results: Determined in principle, within the range from 0% to 200% based on the achievement of (i) Financial Performance KPIs based on the areas for which each Corporate Executive Officer is responsible and (ii) the achievement of the Group Sustainability Evaluation.
The Financial Performance KPIs and the weighting of such Financial Performance KPIs used for Corporate Executive Officers in the fiscal year ended March 31, 2024 were as follows:

KPI	Weight	Target to be achieved for the fiscal year ended March 31, 2024 (Consolidated)	Result for the fiscal year ended March 31, 2024 (Consolidated)

Adjusted EBITDA (*1)	50%	1,750.0 billion yen	1,818.0 billion yen

Adjusted EPS (*2)	50%	669.5 yen	763.52 yen (*3)
Adjusted EBITDA, which was determined as the Group KPI under the fourth mid-range
plan, was selected as a Financial Performance KPI. Adjusted EPS was also selected in order to incentivize awareness of shareholder value and capital efficiency.
The target for Adjusted EBITDA for the fiscal year ended March 31, 2024 was 1,750.0 billion yen, which was the Corporation’s forecast of Adjusted EBITDA for the fiscal year ended March 31, 2024, and which was disclosed in April 2023. The target for Adjusted EPS for the fiscal year ended March 31, 2024 was 669.5 yen, which was obtained by dividing the forecast of net income attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2024, and which was disclosed in April 2023 (840 billion yen) by the number of diluted shares outstanding at the beginning of such fiscal year. The results for the Financial Performance KPIs for the fiscal year ended March 31, 2024 were as follows: Adjusted EBITDA: 1,818.0 billion yen (while net income attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2024 was 970.6 billion), and Adjusted EPS: 763.52 yen, each exceeding the targeted amount. For reconciliation of Adjusted EBITDA to net income attributable to Sony Group Corporation’s stockholders, refer to “Operating Results” in “Item 5.
Operating and Financial Review and Prospects.
”
As outlined above under “(3) Basic policy regarding Director and Senior Executive remuneration,” remuneration linked to business results for Senior Executives for the fiscal year ended March 31, 2024 was determined based on the level of achievement of the indicators which were selected based on the areas of responsibility of the relevant Senior Executive and the achievement of the Group Sustainability Evaluation. The amounts to be paid to the Senior Executives were, in principle, determined within the range from 0% to 200% of the Business Results Linked Standard Payment Amount. As a result, the ratio of remuneration linked to business results of Corporate Executive Officers for the fiscal year ended March 31, 2024 varied from 130.7% to 284.4% of the Business Results Linked Standard Payment Amount.
*1 “Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization)” = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense — Gain on revaluation of equity securities, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs, broadcasting rights, as well as for internally developed game content and master recordings included in Content assets — the profit and loss amount that Sony deems non-recurring.
*2 “EPS (Earning Per Share)” means net income attributable to Sony Group Corporation’s stockholders per share.
“Adjusted EPS” is calculated by using the value excluding the profit and loss amount that Sony deems non-recurring
from the value of the net income attributable to Sony Group Corporation’s stockholders.

*3 Adjusted EPS result for the fiscal year ended March 31, 2024 is calculated by dividing adjusted net income attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2024 by diluted weighted average number of shares during the fiscal year. The following table shows a reconciliation of net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation reported in accordance with IFRS Accounting Standards to Adjusted EPS for the fiscal year ended March 31, 2024.

Fiscal year ended March 31
2024
(Yen in billions, yen per share amounts)
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation*	970.6
Profit and loss amount that Sony deems non-recurring, including adjustments for income taxes and non-controlling interests**	(27.4)

Adjusted Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	943.2
Weighted-average shares for diluted EPS computation (thousands of shares)*	1,235,331

Adjusted EPS (yen)	763.52

* Refer to Note 26 of the consolidated financial statements.
** This amount is calculated by subtracting the tax effect of 6.0 billion yen from 25.8 billion yen, the total amount of profit and loss that Sony deems non-recurring,
included in income before income tax, and adding a 7.6 billion yen decrease in tax expense associated with the dissolution of a subsidiary. For further information about the profit and loss amount that Sony deems non-recurring,
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
Corporate Governance
.”
Board of Directors
(1) Members: 10 Directors including 8 outside Directors (as of June 25, 2024)

Name	Position

Kenichiro Yoshida	Director

Hiroki Totoki	Director

Yoshihiko Hatanaka	Chair of the Board Outside Director

Wendy Becker	Vice Chair of the Board Outside Director

Sakie Akiyama	Outside Director

Keiko Kishigami	Outside Director

Joseph A. Kraft Jr.	Outside Director

Neil Hunt	Outside Director

William Morrow	Outside Director

Shingo Konomoto	Outside Director
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
(5) Matters related to Outside Directors
Sony Group Corporation expects that each outside Director plays an important role in ensuring proper business decisions by Sony and effective input and oversight by the Board through actively exchanging opinions and having discussions about Sony’s business based on his or her various and broad experience, knowledge and expertise. Considering these expectations, the policy and procedures on the election of Director candidates, including independent outside Director candidates, are set forth as described above. As of the date of this report, the Board has 10 Directors, eight of whom are outside Directors. The Chair and the Vice Chair of the Board are outside Directors; all members of the Nominating Committee, the Compensation Committee and the Audit Committee are outside Directors.
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
Nominating Committee

(1)	Members: 3 outside Directors (as of June 25, 2024)

Name	Position

Yoshihiko Hatanaka	Chair of the Nominating Committee (Outside Director)

Wendy Becker	Nominating Committee Member (Outside Director)

Joseph A. Kraft Jr.	Nominating Committee Member (Outside Director)
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
(4) Management Succession Plans
The Nominating Committee evaluates the succession plans, and the implementation of such plans, for the CEO and other executives designated by the Nominating Committee, and reports the results of its evaluation to the Board, as appropriate.

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
mid-
to long-term.
Audit Committee
(1) Members: 3 outside Directors (as of June 25, 2024)

Name	Position

Joseph A. Kraft Jr.	Chair of the Audit Committee (Outside Director)

Keiko Kishigami	Audit Committee Member (Outside Director)

Shingo Konomoto	Audit Committee Member (Outside Director)
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
Moreover, at least one Audit Committee Member shall meet the audit committee financial expert requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Group Corporation. The Board makes a determination on whether or not such Audit Committee Members meet these requirements. As of the date of this report, the Audit Committee is comprised of three outside Directors, one of whom (Keiko Kishigami) is an “audit committee financial expert” within the meaning of Item 16A of Form
20-F
under the Exchange Act, as amended.
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
(1) Members: 3 outside Directors (as of June 25, 2024)

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
For the basic policy regarding Director and Corporate Executive Officer compensation, refer to “Compensation” in Item 6.B.
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
Senior Executives (Corporate Executive Officer, Senior Executive Vice President and Executive Vice President)
(1) Total number of Senior Executives: 14 (including 6 Corporate Executive Officers) (as of June 25, 2024)
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
Other Officers (Senior Vice President)
(1) Total number of other officers: 9 (as of June 25, 2024)
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
(1) Outside Director Initiatives
The Chair of the Board, who is an outside Director, leads the Board’s activities and secures the appropriate cooperation, communication and arrangement among outside Directors and Senior Executives. As an example of such initiatives, the outside Directors’ meetings have been held, generally on the same day as each Board Meeting, for the purpose of exchanging information and sharing information with respect to recognized issues among outside Directors. The Board also conducted Directors’ corporate strategic workshops with management, business site visits by Directors, and meetings with the Chair of the Board and the CEO. All of these activities were aimed at securing better understanding by outside Directors of Sony’s business and management’s challenges and encouraging corporate strategic discussions among Directors. In September 2023, the Directors visited the office of SPE, a game development studio of Sony Interactive Entertainment LLC and the Digital Media Production Center (a video production studio for professionals), all located in the greater Los Angeles area, California, United States, where they observed places where creative activities take place and had discussions with the top management of the Pictures business. At a workshop held over two days in December 2023, through direct dialogue with the management team of Sony Group Corporation including the CEOs of each business segment, the Directors exchanged opinions about the content to be incorporated into the fifth mid-range
plan, including the business environment and challenges surrounding each business, as well as strategies to address them. At the workshop, Directors also intensively discussed Sony Group’s mid-
to long-term strategies and challenges, including the development of new businesses.
(2) Secretariat Offices for the Board and each Committee
The company has established the secretariat offices of the Board and each Committee to support the activities of the members and encourage constructive and proactive discussion at the meetings of the Board and each Committee. Each secretariat office endeavors to distribute necessary materials for the meetings in advance and to provide other information such as accounting information, organizational charts, press releases, external analyst reports and credit rating reports, as appropriate. Each secretariat office explains the meeting agenda to the members and provides them with presentation materials in advance of each meeting date and facilitates deliberation in separate meetings or briefing sessions depending on the nature of matters to be discussed. Each secretariat office also provides the absent members with a follow up briefing, as appropriate. In addition, under supervision by the Chairs of the Board and each Committee, each secretariat office shares the annual schedule of the meetings and anticipated agenda items in advance with the members in order to appropriately set the frequency of meetings and the number of agenda items to be deliberated at each meeting.
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
Sony Group Corporation believes that it is important to endeavor to improve the effectiveness of the Board and each Committee in order to support Sony’s business operations and enhance the corporate value of Sony. To achieve this goal, Sony Group Corporation conducts evaluations of the effectiveness of the Board and of each Committee (the “Evaluation”) annually.
(2) Recent Evaluation
From February through May 2024, under the leadership of the Chair of the Board, the Board conducted the Evaluation mainly in respect of Board and Committee activities in the fiscal year ended March 31, 2024 after confirming that actions proposed in response to the results of the previous Evaluation were appropriately taken. The recent Evaluation was conducted with the support of a third-party outside counsel with expertise in Japanese and global corporate governance practices (the “Outside Counsel”) in order to ensure transparency and objectivity and to obtain professional advice.
(3) Procedure of the Recent Evaluation
First, the Board confirmed that the actions proposed to be taken in response to the results of the previous Evaluation were taken, and it discussed and confirmed the proposed procedures for the Evaluation for the fiscal year ended March 31, 2024. Thereafter, the third-party evaluation was conducted by the Outside Counsel in accordance with the following steps:

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

•	Interviewed the Chairs of the Board and each Committee, newly appointed Directors, and some of the Corporate Executive Officers; and

•	Researched other companies’ practices in Japan and the United States, and compared them with the company’s practices.
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

•	The results of the questionnaire and interviews show that all Directors rate the effectiveness of the Board, including each Committee, highly.

•	The addition of newly appointed Directors further diversifies the composition of the Board in terms of nationality/location and expertise.

•	The changeover of the Chair of the Board went smoothly, and the other Directors speak highly of the new Chair’s operation of the Board.

•	Initiatives to improve effectiveness of the Board continue to be implemented.

•
In terms of the Board’s composition, operation, and various other aspects, the Board is notably advanced among those of other Japanese companies and can be evaluated favorably in many respects when compared to the boards of listed U.S. companies.

Following discussions and analysis based on the Outside Counsel’s report, the Board re-affirmed
that the Board and each Committee were functioning effectively as of May 2024.
The Outside Counsel also suggested several ideas on possible options for the Board and Committees to further improve their own effectiveness.
(5) Actions in Response to the Results of the Evaluation
In order to increase the corporate value of Sony, Sony Group Corporation will take appropriate actions to further enhance functions of the Board and the Committees in response to the results of the Evaluation, as well as various comments and opinions given by Directors and the Outside Counsel during the Evaluation process.
For reference, after the previous Evaluation conducted from February through April 2023, Sony Group Corporation took the following actions, among others, to help improve the effectiveness of the Board:

•	Reviewed the progress and result of the fourth mid-range plan and established the fifth mid-range plan;

•	Continuously monitored the business portfolio and capital allocation;

•	Continuously supervised risks including geopolitics and cybersecurity; and

•	Continued and deepened discussions about Sony’s strategies regarding new technologies and social changes (including generative AI and sustainability).
Internal Control and Governance Framework
At a Board meeting held on April 26, 2006, the Board reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At Board meetings held on May 13, 2009 and April 30, 2015, the Board amended and updated the internal control and governance framework, and at a Board meeting held on May 14, 2024, the Board reaffirmed that such framework was in effect and determined to continue to evaluate and improve such framework going forward, as appropriate. These determinations were required by and met the requirements of the Companies Act.
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
Details of Actions Taken by the Board and the Committees
(1) Details of Actions Taken by the Board
During the fiscal year ended March 31, 2024, the Board convened 7 times. The attendance records of respective Directors are as follows.

Name*2	Meeting Records *1	Attendance Records *1

Kenichiro Yoshida	7 Times	7 Times (100%)

Hiroki Totoki	7 Times	7 Times (100%)

Yoshihiko Hatanaka	7 Times	7 Times (100%)

Toshiko Oka	7 Times	7 Times (100%)

Wendy Becker	7 Times	7 Times (100%)

Sakie Akiyama	7 Times	7 Times (100%)

Keiko Kishigami	7 Times	7 Times (100%)

Joseph A. Kraft Jr.	7 Times	7 Times (100%)

Neil Hunt*3	6 Times	6 Times (100%)

William Morrow*3	6 Times	6 Times (100%)
*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended March 31, 2024.
*2 Toshiko Oka, who was a Director during the fiscal year ended March 31, 2024, retired as a Director at the conclusion of the Ordinary General Meeting of Shareholders on June 25, 2024. Shingo Konomoto was newly appointed as a Director at the Ordinary General Meeting of Shareholders on June 25, 2024.

*3 Because Neil Hunt and William Morrow were newly appointed as Directors at the Ordinary General Meeting of Shareholders on June 20, 2023, the numbers of their Meeting Records and Attendance Records differ from those of other outside Directors.
During the fiscal year ended March 31, 2024, the Board of Directors discussed a variety of matters, such as a review of Sony Group’s business performance on a quarterly basis, Sony’s business portfolio, progress under and review of the results of the fourth mid-range
plan, formulation of the fifth
mid-range
plan, formation of a business plan for the fiscal year ending March 31, 2025, strategically important M&A, effectiveness of internal control (including the ethics and compliance program) and risk management (including cybersecurity risks and geopolitical risks), as well as Sony’s initiatives and strategies related to new technologies and social changes (including sustainability and utilization of generative AI).
(2) Details of Actions Taken by the Nominating Committee
During the fiscal year ended March 31, 2024, the Nominating Committee convened 5 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

Yoshihiko Hatanaka	5 Times	5 Times (100%)

Toshiko Oka*2	5 Times	5 Times (100%)

Wendy Becker	5 Times	5 Times (100%)
*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended March 31, 2024.
*2 Toshiko Oka, who was a member of the Nominating Committee during the fiscal year ended March 31, 2024, retired both as a Director and a member of the Nominating Committee at the conclusion of the Ordinary General Meeting of Shareholders on June 25, 2024. Accordingly, Joseph A. Kraft Jr. was newly appointed as a member of the Nominating Committee pursuant to the resolution at the Board meeting held on June 25, 2024.
During the fiscal year ended March 31, 2024, the matters given consideration by the Nominating Committee included policies on selecting outside Director candidates, exploring Director prospects, and CEO succession. In addition, the Nominating Committee assessed succession plans for Senior Executives with key management responsibilities for individual business units and headquarters functions, based on management, including CEO, reports. With respect to the selection of candidates for outside Directors, as a priority item for the current fiscal year, the Nominating Committee confirmed the policy that candidates for outside Directors should be selected from persons who have experience as CEOs of other companies, and the Nominating Committee held discussions based on such policy. As a result, a new outside Director candidate was appointed based on this policy. Regarding the appointment of Senior Executives, the Nominating Committee reviewed and assessed the proposal of promoting Hiroaki Kitano, Corporate Executive Officer, Senior Executive Vice President and Chief Technology Officer, who assumed the position of Executive Deputy President and Chief Technology Officer, and succession plans for Senior Executives with key management responsibilities for individual business units.
(3) Details of Actions Taken by the Audit Committee
During the fiscal year ended March 31, 2024, the Audit Committee convened 6 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

Toshiko Oka	6 Times	6 Times (100%)

Keiko Kishigami	6 Times	6 Times (100%)

Joseph A. Kraft Jr.	6 Times	6 Times (100%)
*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended March 31, 2024.
Specific considerations by the Audit Committee include review of audit plans in three-way
audits, identification and audit of priority audit items for each fiscal year, review of financial results and disclosure documents related to financial results, review of development and operation of internal control systems, audit of financial reports and SOX
404-related
activities, audit of internal audit activities, review of the content and process for determining the compensation of the independent auditors, audit of the appropriateness of audit by the independent auditors and evaluation of the independent auditors. In addition to these, the Audit Committee held interviews with Senior Executives and other officers to receive reports on matters such as the recognition of issues and the status of risk management in the respective areas of responsibility of each business and headquarter function, and engaged in dialogue.
The priority audit items for the fiscal year ended March 31, 2024 were disclosure of non-financial
information, risk management, the impact of the adoption of new accounting standard, and subsidiary management. Through audit activities conducted in cooperation with the internal audit division and the divisions of the Sony Group responsible for internal control, the following audit activities were conducted.

i)	Disclosure of non-financial information
The Audit Committee received the reports regarding the latest updates in Japan and other countries regarding the disclosure and assurance of non-financial
information, such as climate change, from the internal control department and reviewed the status of Sony’s response to these regulations. The Audit Committee also discussed with the independent auditors relevant disclosure and assurance standard trends.

ii)	Risk management
In addition to confirming during the above-mentioned interviews with Senior Executives and other officers regarding Sony’s overall risk management, including Sony’s internal structure and challenges related to information security, the Audit Committee received the reports from the internal control department and discussed ways to enhance continuous responsiveness.

iii)	Impact of the adoption of new accounting standard
The Audit Committee received the reports regarding the impact of the application of IFRS 17 “Insurance Contracts” on the financial statements from the internal control department and the independent auditor and reviewed the content of the financial statements.

iv)	Subsidiary management
The Audit Committee received the reports regarding the audit activities of certain subsidiaries from the heads of the internal audit department of each business segment and engaged in discussions. Additionally, the Committee received the reports from the independent auditor regarding its audit plan, progress, and the results of Sony’s consolidated subsidiaries.
(4) Details of Actions Taken by the Compensation Committee
During the fiscal year ended March 31, 2024, the Compensation Committee convened 5 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

Wendy Becker	5 Times	5 Times (100%)

Yoshihiko Hatanaka *2	1 Time	1 Time (100%)

Sakie Akiyama	5 Times	5 Times (100%)

William Morrow *2	4 Times	4 Times (100%)
*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended March 31, 2024.
*2 Yoshihiko Hatanaka, who was a member of the Compensation Committee during the fiscal year ended March 31, 2024, retired as a member of the Compensation Committee on June 20, 2023. Accordingly, William Morrow was newly appointed as a member of the Compensation Committee pursuant to the resolution at the Board meeting held on June 20, 2023. As a result, the numbers of their Meeting Records and Attendance Records differ from those of other members of the Compensation Committee.
The specific matters given consideration by the Compensation Committee included the Corporation’s policy regarding the determination of individual remuneration for Directors and Senior Executives, including Corporate

Executive Officers, for each fiscal year, and the amount and content of such remuneration. The Committee also considered the total number of stock acquisition rights to be issued for the purpose of granting stock options to Corporate Executive Officers and employees of the Corporation and directors, other officers and employees of the Corporation’s subsidiaries, and other stock-based compensation utilizing shares of the Corporation’s stock such as restricted stock and restricted stock units. In the fiscal year ended March 31, 2024, the Compensation Committee introduced the achievement of the Group Sustainability Evaluation as an evaluation metric for remuneration linked to business results to encourage executives’ efforts to enhance the mid-
to long-term corporate value of the Sony Group, and introduced a clawback policy to strengthen the governance of compensation. For the fiscal year ending March 31, 2025 and beyond, the Committee conducted a comprehensive review of and discussion on its policy regarding future use of stock-based compensation with consideration of other companies’ trends in Japan and other countries.

D.	Employees
As of March 31, 2024, Sony had approximately 113,000 employees, essentially unchanged from March 31, 2023. During the fiscal year ended March 31, 2024, although there was a decrease of employees mainly at manufacturing sites in China in the I&SS segment, there was an increase of employees primarily in the Pictures segment (outside of Japan). Approximately 8% of the total number of employees were members of labor unions.
As of March 31, 2023, Sony had approximately 113,000 employees, an increase of approximately 4,100 employees from March 31, 2022. During the fiscal year ended March 31, 2023, although there was a decrease of employees mainly in the ET&S segment (outside of Japan) due to closure of manufacturing sites in Malaysia, employees in the G&NS, I&SS, and Pictures (outside of Japan) segments increased due to the expansion of these businesses, including through mergers and acquisitions. Approximately 9% of the total number of employees were members of labor unions.
As of March 31, 2022, Sony had approximately 108,900 employees, a decrease of approximately 800 employees from March 31, 2021. During the fiscal year ended March 31, 2022, although there was an increase of employees mainly in the I&SS, Music (outside of Japan) and G&NS (outside of Japan) segments, there was a decrease of employees in the ET&S segment (outside of Japan) and All Other (outside of Japan). In the ET&S segment, this was mainly due to the closure of manufacturing sites in Malaysia. Approximately 9% of the total number of employees were members of labor unions.
The following table shows the number of employees of Sony by segment and region as of March 31, 2022, 2023 and 2024.
Number of Employees by Segment and Region

	March 31
	2022	2023	2024
By segment:
G&NS	10,200	12,700	12,700
Music	10,800	11,100	11,300
Pictures	8,100	9,100	9,500
ET&S	40,200	38,400	38,700
I&SS	18,100	20,300	19,700
Financial Services	13,200	13,500	13,600
All Other	2,300	2,100	1,900
Unallocated — Corporate employees	6,000	5,800	5,600
By region:
Japan	55,100	56,400	57,200
Outside of Japan	53,800	56,600	55,800

Total	108,900	113,000	113,000

In addition, the average number of employees for the fiscal years ended March 31, 2022, 2023 and 2024, calculated by averaging the total number of employees at the end of each quarter, was approximately 109,600, 112,300 and 113,900, respectively.
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
In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2024, negotiations were completed with the Directors Guild of America for new three-year deals on the Basic Agreement and the Film Live Tape Television Agreement. Negotiations were also successfully concluded with WGA for an agreement with a new three-year term and with
SAG-AFTRA
for new three-year terms for the Codified Basic, Television, Basic Cable, and Television Basic Cable Animation agreements. In addition, an agreement was reached with the American Federation of Musicians for new three-year terms for the Theatrical and Television Agreements. Negotiations were also completed with the Union of British Columbia Performers and the Motion Picture Studio Technicians, Local 873 (Toronto, Canada) for a new three-year agreement. Negotiations have commenced with the International Alliance of Theatrical and Stage Employees (“IATSE”) for the Basic Agreement, the Videotape and Electronic Supplement Agreement, its Local Agreements in Los Angeles, and its Area Standards Agreement. Negotiations are being scheduled with the Teamsters for the agreement covering drivers in Los Angeles, which will expire on July 31, 2024, and with IATSE Local 839 for the agreement covering animators.
Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership
The total number of shares of Common Stock beneficially owned by Directors and Corporate Executive Officers listed in “Directors and Senior Management” above (out of whom 13 people own shares) was approximately 0.054% of the total shares outstanding as of June 7, 2024.
During the fiscal year ended March 31, 2024, Sony Group Corporation granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock, to Corporate Executive Officers and employees of Sony Group Corporation as well as directors, officers and employees of its subsidiaries. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony Group Corporation to Directors and Corporate Executive Officers as of June 7, 2024 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights	Exercise price per share
	(in thousands)
2024	330	12,942 yen
2023	290	11,390 yen
2022	280	14,350 yen
2021	260	9,237 yen
2020	235	6,705 yen
2019	208	6,440 yen
2018	30	5,231 yen
2017	46	3,364 yen
2016	0	3,404 yen
2015	16	2,410.5 yen
Regarding the above compensation plans, refer to Note 21 of the consolidated financial statements.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
As of March 31, 2024, there were 1,261,231,889 shares of Common Stock outstanding, including 39,783,303 shares of treasury stock. Out of the total outstanding shares, 108,397,166 shares were in the form of American Depositary Receipts (“ADRs”) and 223,264,868 shares were held of record in the form of Common Stock by residents in the U.S. As of March 31, 2024, the number of registered ADR holders was 4,497 and the number of registered holders of Common Stock in the U.S. was 371.
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
A fiscal
year-end
dividend of 45 yen per share of Common Stock of Sony Group Corporation was approved at the Board of Directors meeting held on May 14, 2024 and the payment of such dividend started on June 10, 2024. Sony Group Corporation has already paid an interim dividend for Common Stock of 40 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2024 is 85 yen.

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
Refer to "Offer and Listing Details" in Item 9.A.

D.	Selling Shareholders
Not Applicable

E.	Dilution
Not Applicable

F.	Expenses of the Issue
Not Applicable

Item 10.	Additional Information

A.	Share Capital
Sony Group Corporation decided at the Board of Directors meeting held on May 14, 2024 to conduct a stock split, scheduled to be effective on October 1, 2024 with a record date of September 30, 2024. Each share of Sony Group Corporation’s common stock will be split into five (5) shares per share. Sony Group Corporation plans to conduct the stock split and lower the amount per an investment unit for the purpose of making it easier for investors to invest and expanding the investor base.
Sony Group Corporation plans to amend its Articles of Incorporation to increase the total number of shares authorized to be issued by Sony Group Corporation from 3.6 billion to 18.0 billion, in accordance with Article 184, Paragraph 2 of the Companies Act of Japan, effective on October 1, 2024, which is the effective date of the stock split.

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
Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock held by each shareholder. A resolution of the Board of Directors or a General Meeting of Shareholders authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, Sony Group Corporation may, pursuant to a resolution of the Board of Directors or (as the case may be) a General Meeting of Shareholders, grant a right to the shareholders to require Sony Group Corporation to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a General Meeting of Shareholders, subject to certain exceptions under special laws and regulations (refer to “
(Voting rights)
” with respect to a “special resolution”).
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

“G” =
certain other amounts set forth in ordinances of the Ministry of Justice, including (if Sony Group Corporation has reduced Surplus and increased its stated capital, additional paid-in
capital or legal reserve after the end of the last business year) the amount of such reduction and (if Sony Group Corporation has distributed Surplus to the shareholders after the end of the last business year) the amount set aside in additional paid-in
capital or legal reserve (if any) as required by ordinances of the Ministry of Justice

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
Ownership restrictions
Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, except for the limitations under the Foreign Exchange Regulations as described in “Exchange Controls” below, and except for general limitations under the Companies Act or Sony Group Corporation’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Sony Group Corporation or under its Articles of Incorporation on the rights of non-residents
or foreign shareholders to hold or exercise voting rights on the shares of capital stock of Sony Group Corporation.
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

Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Regulations (including (a) investors who have been sanctioned during the previous five years due to violations of the FEFTA and (b) certain investors that are state-owned enterprises or other related entities that are not otherwise accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above. On the other hand, if a foreign investor, excluding the disqualified investors described in the foregoing sentence, falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations) and complies with the Exemption Conditions, such foreign investor may be eligible for the exemptions described above, even if the acquisition results in such foreign investor directly or indirectly holding 10% or more of the total number of issued shares or voting rights of the corporation engaged in the Core Sector Designated Businesses.
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
For purposes of the income tax convention between Japan and the United States (the “Treaty”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. holders of ADSs generally will be treated as owning shares of Common Stock of Sony Group Corporation underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, a “U.S. holder” is a beneficial owner of shares of Common Stock of Sony Group Corporation or ADRs evidencing ADSs representing shares of Common Stock of Sony Group Corporation that:

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
Japanese Tax Considerations with respect to shares of Common Stock and ADSs
The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents
of Japan or
non-Japanese
corporations without a permanent establishment in Japan
(“non-resident
Holders”) who are holders of shares of Common Stock of Sony Group Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Group Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 25, 2024. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Group Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.
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
U.S. holder with respect to the ADSs or Common Stock will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Group Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Group

Corporation’s audited financial statements and relevant market and shareholder data, Sony Group Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its taxable year ended March 31, 2024. In addition, based on Sony Group Corporation’s audited financial statements and Sony Group Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Group Corporation does not anticipate becoming a PFIC for the taxable year ending March 31, 2025. Holders of ADSs and Common Stock of Sony Group Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. Dividends paid by Sony Group Corporation to U.S. corporate holders of ADSs or Common Stock of Sony Group Corporation will not be eligible for the dividends-received deduction.
Subject to generally applicable limitations and special considerations discussed below, a U.S. holder of ADSs or Common Stock of Sony Group Corporation may be entitled to a credit for Japanese tax withheld in accordance with the Treaty from dividends paid by Sony Group Corporation. The applicable limitations include new requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Japanese tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) properly elects the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Japanese tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Japanese tax on dividends is uncertain and Sony Group Corporation has not determined whether these requirements have been met. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which economic profit, after
non-U.S.
taxes, is insubstantial. If the Japanese dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Japanese tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. For purposes of the foreign tax credit limitation, dividends will be foreign source income, and will generally constitute “passive” income. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.
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
Under the Code, a U.S. holder of ADSs or Common Stock of Sony Group Corporation may be subject, under certain circumstances, to information reporting and possibly backup withholding with respect to dividends and proceeds from the sale or other disposition of ADSs or Common Stock, unless the U.S. holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not an additional tax and may be refunded or credited against the U.S. holder’s federal income tax liability, so long as the required information is furnished to the IRS.

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
Under the terms of the Deposit Agreement, Holders may have to pay the following service fees to the Depositary.

Service	Rate	By Whom Paid
Issuance of ADSs upon deposit of Sony Group Corporation’s Common Stock	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) issued	Person depositing Sony Group Corporation’s Common Stock or person receiving ADSs

Delivery of deposited securities against surrender of ADSs	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) surrendered	Person surrendering ADSs for the purpose of withdrawal of deposited securities or person to whom deposited securities are delivered

Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) held	Person to whom distribution is made

Service	Rate	By Whom Paid

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, (ii) exercise of rights to purchase additional ADSs	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) held	Person to whom distribution is made

Distribution of securities other than ADSs or rights purchase Additional ADSs (i.e., spin-off shares)	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) held	Person to whom distribution is made

ADS Services	Up to 5.00 U.S. dollar per 100 ADSs (or fraction thereof) held on the applicable record date (s) established by the Depositary	Person holding ADSs on the applicable record date (s) established by the Depositary
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

Direct and Indirect Payments by the Depositary to Sony
The Depositary reimburses Sony for certain expenses Sony incurs in connection with its ADR program, subject to certain ceilings. These reimbursable expenses currently include, but are not limited to, legal and accounting fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the fiscal year ended March 31, 2024, such reimbursements totaled 8,204,990.31 U.S. dollars.
In addition, as part of its service to Sony, the Depositary waives fees in connection with its ADR program, subject to a ceiling. These waived expenses currently include, but are not limited to, standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the fiscal year ended March 31, 2024, the amount of such indirect payments was estimated to total 5,000 U.S. dollars.

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
and
15d-15(e)
under the Exchange Act, as of March 31, 2024. Disclosure controls and procedures require that information to be disclosed in the reports Sony Group Corporation files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2024, the disclosure controls and procedures were effective at the reasonable assurance level.
Item 15(b). Management’s Annual Report on Internal Control over Financial Reporting
Sony’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Sony’s internal control over financial reporting includes those policies and procedures that:

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

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2024 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2024.
Sony’s independent registered public accounting firm, PricewaterhouseCoopers Japan LLC, has issued an audit report on the effectiveness of Sony’s internal control over financial reporting as of March 31, 2024, presented on page
(F-2).
Item 15(c). Attestation Report of the Registered Public Accounting Firm
Refer to the Report of Independent Registered Public Accounting Firm on page
(F-2).
Item 15(d). Changes in Internal Control over Financial Reporting
There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
Sony Group Corporation’s Board of Directors has determined that Keiko Kishigami qualifies as an “audit committee financial expert” as defined in Item 16A of Form
20-F
under the Exchange Act, as amended. In addition, she is determined to be independent as defined under the NYSE Corporate Governance Standards.

Item 16B.	Code of Ethics
Sony has adopted a code of ethics, as defined in Item 16B of Form
20-F
under the Exchange Act, as amended. The code of ethics applies to all directors, officers and employees of Sony. The code of ethics is available at:
https://www.sony.com/en/SonyInfo/csr_report/compliance/code_of_conduct_En.pdf

Item 16C.	Principal Accountant Fees and Services
Audit and
Non-Audit
Fees
The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2023 and 2024.

	Fiscal year ended March 31
	2023	2024
	Yen in millions
Audit Fees (1)	4,901	5,693
Audit-Related Fees (2)	334	254
Tax Fees (3)	28	19
All Other Fees (4)	9	47

	5,272	6,013

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax fees primarily consist of fees for tax advice.

(4)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.

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
pre-approved.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets out information concerning purchases made by Sony Group Corporation during the fiscal year ended March 31, 2024.

Period	(a) Total number of shares purchased	(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs *1,2,3,4	(d) Maximum number of shares that may yet be purchased under the plans or programs *1,2,3,4
April 1 — 30, 2023	3,826	12,004.76	0	16,454,400
May 1 — 31, 2023	801,669	12,533.01	798,000	25,000,000
June 1 — 30, 2023	4,181	13,615.44	0	25,000,000
July 1 — 31, 2023	2,830	13,092.99	0	25,000,000
August 1 — 31, 2023	1,352,776	12,304.82	1,350,900	23,391,400
September 1 — 30, 2023	959,597	12,329.18	957,800	22,691,300
October 1 — 31, 2023	1,462,771	12,284.98	1,460,800	20,860,100
November 1 — 30, 2023	678,552	12,567.72	676,700	20,402,000
December 1 — 31, 2023	746,441	12,784.79	743,400	19,810,400
January 1 — 31, 2024	3,329	14,029.29	0	19,810,400
February 1 — 29, 2024	4,069,958	13,475.34	4,067,000	15,405,400
March 1 — 31, 2024	5,615,239	13,067.73	5,612,700	10,130,700

Total	15,701,169	12,927.33	15,667,300	N/A
Column (a) represents the combined total number of shares purchased during the fiscal year ended March 31, 2024, including both fractional shares purchased from fractional shareholders in accordance with the Companies Act, and shares purchased in accordance with publicly announced plans, as shown in column (c).
Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Group Corporation to purchase such shares at their market value (Refer to “Memorandum and Articles of Association —
Capital stock
—
(Unit share system)
” in “Item 10.
Additional Information
”). During the fiscal year ended March 31, 2024, Sony Group Corporation purchased 33,869 shares of common stock for a total purchase price of 442,725,675 yen upon such requests from holders of shares constituting less than one full unit.

*1 Sony approved on May 10, 2022 by resolution of the Board of Directors the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation

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
*3 Sony approved on May 17, 2023 by resolution of the Board of Directors the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation

•	Total number of shares for repurchase: 25 million shares (maximum) (2.03% of total number of shares issued and outstanding (excluding treasury stock))

•	Total purchase price for repurchase of shares: 200 billion yen (maximum)

•	Period of repurchase: From May 18, 2023 to May 17, 2024
*4 The repurchase of shares of common stock based on the approval at the Board of Directors set forth in Note 3 above was completed. The details are as follows.

•	Total number of shares repurchased: 15,441,700 shares

•	Total purchase price for repurchased shares: 199,999,326,000 yen

•	Period of repurchase: May 18, 2023 to April 3, 2024

Item 16F.	Change in Registrant’s Certifying Accountant
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

NYSE Standards	Sony’s Corporate Governance Practices
an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

(vi) an executive officer or employee of a company, or has an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of 1 million U.S. dollars or 2% of such other company’s consolidated gross revenues

Executive Officer or general manager or other employee of Sony Group Corporation. Under the Companies Act, a director’s status as an “outside” director is unaffected by the director’s compensation, his or her affiliation with business partners, or the board’s affirmative determination of independence. On the other hand, under the Companies Act, a director who has had a career as a management director, corporate executive officer, or other employee of the company, its subsidiaries or other group companies is by definition not an “outside” director.

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

As of June 25, 2024, 8 of the 10 members of Sony Group Corporation’s Board of Directors qualified as “outside” directors. In addition, all 8 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the TSE.

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

The code’s content covers principal items described in the NYSE Corporate Governance Standards.

Item 16H.	Mine Safety Disclosure
Not Applicable

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not Applicable

Item 16J.	Insider Trading Policies
Sony has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to Sony Group Corporation.

Item 16K.	Cybersecurity
Sony recognizes the importance of cybersecurity, both in achieving financial success for the company and in maintaining the trust of its stakeholders, which include shareholders, customers, employees, suppliers, and business partners.
Risk Management & Strategy
As part of Sony’s risk management framework, Sony maintains and continuously strives to enhance its information security program. This program covers the entire Sony Group and is implemented in accordance with policies and standards, which include cybersecurity risk management and governance frameworks, and guidance, developed by Sony and based on globally recognized industry best practices and standards. The policies define information security responsibilities within Sony and outline certain actions and procedures that officers and employees are required to follow, including with respect to the assessment and management of cybersecurity risks to Sony, including its systems and information. The policies, standards, and guidance are structured to help Sony respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. Sony modifies its policies, standards, and guidance as needed to adjust to this changing environment.
If Sony’s cybersecurity risk management controls are overcome by a cyber attacker, Sony follows an incident response plan and escalation process as defined in the information security program. The response process includes an assessment of whether an incident may be material, and this assessment is adjusted as necessary as additional facts become known during the incident response. Any incident that is assessed as potentially material is escalated to Sony’s senior management and is reported to the two outside Directors in charge of information security on Sony Group Corporation’s Board of Directors (the “Board”).
In the fiscal year ended March 31, 2024, Sony was the victim of several cyberattacks. None of these incidents was assessed to be material, nor did they materially affect Sony’s business strategy, the results of its operations, or its financial condition. However, there can be no guarantee that this will be the case with a future incident. For more information about risks Sony faces from cyberattacks, please refer to “Sony’s brand image, reputation and business may be harmed and Sony may be subject to legal claims if there is a breach or other compromise of Sony’s information security or that of its third-party service providers or business partners.” included in “Risk Factors” in “Item 3.
Key Information
.”
Sony has also established policies and processes to help identify and manage cybersecurity risks associated with third parties, including companies that provide services and products to Sony, and companies that hold Sony information or have electronic access to Sony systems or information. The policies and processes include assessment of the cybersecurity and privacy programs at certain third parties, the use of this risk information when making contracting decisions, and the use of contract language that includes cybersecurity and privacy requirements.
Most of the information security program is implemented by Sony employees. Sony also engages the services of external providers to enhance and support its information security program, including leading cyber response specialists as may be needed, and consultants to evaluate and help improve organization, policies, and other aspects of the program.

Structure and Governance of Sony’s Information Security Program
Sony’s information security program is under the responsibility of a Senior Executive, specifically, the Sony Group Chief Digital Officer (“CDO”), and the Sony Group Chief Information Security Officer (“CISO”), who reports to the CDO.
Under the leadership of the CDO and CISO, and supported by a global information security team that works across the entire Sony Group, Sony implements the cybersecurity risk management and governance frameworks that are described in its policies and standards. Each business segment of Sony has a senior information security leader, called an Executive Information Security Officer (“EISO”), who reports both to the CISO and to the senior management of the particular business unit. EISOs and their associated teams are responsible for ensuring implementation and operation of the information security program in a way that is tailored to each specific business unit, including as it relates to the assessment and management of cybersecurity risks. The CISO coordinates with the EISOs to monitor the proper implementation and compliance with Sony’s cybersecurity policies and standards.
The current CDO has experience within Sony in launching and overseeing the development, technical operation, and business operations of large-scale network products and services, including overseeing implementation and operation of the information security program. The current CISO has more than 40 years of experience in cybersecurity. Before joining Sony, the CISO served as Deputy Chief Information Officer for Cybersecurity of the U.S. Department of Defense (the department’s equivalent of a CISO) and before that, as the Chief Information Assurance Executive at the Defense Information Systems Agency (DISA), an agency of the U.S. Department of Defense.
To oversee the information security program, the Sony Group CEO and COO receive regular reports from the CDO, monthly reports from the CISO, additional reports as needed during the response to a cyber incident, and briefings from the CDO and CISO at various times during the year. The head of each Sony business segment also receives the monthly reports from the CDO and the CISO, as well as reports and briefings from the business segment EISO.
The Board oversees Sony’s information security efforts, including in the following ways:

•
Two outside Directors oversee Sony’s information security efforts, via monthly meetings and ad-hoc
incident response communications with the CDO and CISO. Those meetings address, among other matters, significant cybersecurity incidents and Sony Group-level policies and key initiatives regarding cybersecurity.

-	One of these two outside Directors has extensive experience in the development of large-scale information systems, including experience with management of the risks associated with cyberattacks.

-	The other outside Director serves simultaneously as the Chair of the Audit Committee.

•
The full Board receives reports from the outside Directors in charge of information security and briefings several times a year from the CDO and the CISO. The full Board also engages in discussion of these matters.

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

1.2	Share Handling Regulations (English Translation)

1.3	Charter of the Board of Directors, as amended (English Translation)

2.1
Amended and Restated Deposit Agreement, dated as of October 15, 2014, by and among Sony Group Corporation, Citibank, N. A. and the holders and beneficial owners of American Depositary Shares issued thereunder, incorporated by reference to Exhibit 99. A to Sony’s registration statement on Form F-6 (Commission file number 333-198953) filed on September 26, 2014

2.2
Form of American Depositary Receipt for American Depositary Shares representing Deposited Shares of Common Stock of Sony Group Corporation, incorporated by reference to Sony’s prospectus filed pursuant to Rule 424(b)(3) on April 1, 2021, to the registration statement on Form F-6 (Commission file number 333-198953)

2.3
Description of Rights of each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), incorporated by reference to Exhibit 2.3 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2022 (Commission file number 001-06439) filed on June 28, 2022

8.1
Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Group Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2024: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

11.1	Global Policy on Insider Trading Prevention

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1	Consent of PricewaterhouseCoopers Japan LLC

97.1	Sony Group Corporation Clawback Policy

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, has been formatted in Inline XBRL

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
Date: June 25, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Sony Group Corporation (Sony Group Kabushiki Kaisha)
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Sony Group Corporation and its subsidiaries (the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for insurance contracts as of April 1, 2023.
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

F-2

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
Significant assumptions used in the valuation of insurance contract liabilities not measured under the premium allocation approach (“PAA”)
As described in Notes 2, 3 and 13 to the consolidated financial statements, insurance contracts that the Company underwrites in the insurance business included in the Financial Services segment, mainly consist of whole life, term life, disease and health insurance, variable life insurance, and individual variable annuity contracts. The insurance contract liabilities related to insurance contracts are recognized in the consolidated statements of financial position. The carrying amount of a group of insurance contracts at each reporting date is the sum of the liability for incurred claims and the liability for remaining coverage. For insurance contracts not measured under the PAA, the liability for remaining coverage comprises fulfillment cash flows and contractual service margin (“CSM”). The fulfillment cash flows are measured at the reporting date using current estimates of future cash flows, discount rates, and risk adjustment for non-financial risk. The mortality rates, morbidity rates, lapse and surrender rates, and discount rates, which are used to measure the estimates of present value of future cash flows, are significant assumptions for measuring insurance contract liabilities not measured under the PAA. As of March 31, 2024, the insurance contract liabilities not measured under the PAA were 12,986,833 million yen, of which estimates of present value of future cash flows represent 10,697,166 million yen.
The principal considerations for our determination that performing procedures relating to the significant assumptions used in the valuation of the insurance contract liabilities not measured under the PAA is a critical audit matter are (i) management’s significant judgment involved in developing the aforementioned significant assumptions, (ii) this in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s significant assumptions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the insurance contract liabilities not measured under the PAA, including controls over the determination of significant assumptions of mortality rates, morbidity rates, lapse and surrender rates, and discount rates, and controls over the completeness and accuracy of data used by management to develop the significant assumptions, such as past claims, lapses and surrenders and discount rates. These procedures also included, among others, testing the completeness and accuracy of data used by management to develop the significant assumptions. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the methodology used by management to determine their significant assumptions and the reasonableness of the aforementioned significant assumptions used in the valuation of the insurance contract liabilities not measured under the PAA based on industry knowledge and the Company’s historical experience.
/s/ PricewaterhouseCoopers Japan LLC
Tokyo, Japan
June 25, 2024
We have served as the Company’s auditor since 2006.

F-
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position

		Yen in millions
	Note	April 1, 2022 Restated	March 31, 2023 Restated	March 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	27	2,049,636	1,480,900	1,907,113
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 94,147 million yen, 85,494 million yen and 100,551 million yen as of April 1, 2022, March 31, 2023 and March 31, 2024, respectively)	5, 14	360,681	328,358	398,153
Trade and other receivables, and contract assets	5, 22	1,621,629	1,770,948	2,158,196
Inventories	7	874,007	1,468,042	1,518,644
Other financial assets	5	149,301	110,950	125,365
Other current assets	19	428,522	563,334	669,335
Total current assets		5,483,776	5,722,532	6,776,806
Non-current assets:
Investments accounted for using the equity method	8	268,513	325,220	423,744
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 2,700,603 million yen, 2,427,446 million yen and 2,380,365 million yen as of April 1, 2022, March 31, 2023 and March 31, 2024, respectively)	5, 14	18,251,612	18,237,761	18,939,794
Property, plant and equipment	9	1,113,213	1,344,864	1,522,640
Right-of-use assets	10	413,430	478,063	503,395
Goodwill	11	952,895	1,275,112	1,487,100
Content assets	11, 27	1,342,046	1,561,882	1,928,113
Other intangible assets	11	450,103	563,842	615,602
Deferred tax assets	25	300,924	393,107	499,550
Other financial assets	5	696,306	832,344	897,341
Other non-current assets	19	379,137	419,368	513,405
Total non-current assets		24,168,179	25,431,563	27,330,684
Total assets		29,651,955	31,154,095	34,107,490

(Continued on the following page.)

F-
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position (Continued)

		Yen in millions
	Note	April 1, 2022 Restated	March 31, 2023 Restated	March 31, 2024
LIABILITIES
Current liabilities:
Short-term borrowings	5, 14	1,976,553	1,914,934	1,812,605
Current portion of long-term debt	5, 14	171,409	187,942	217,711
Trade and other payables	5	1,843,338	1,866,101	2,064,905
Deposits from customers in the banking business	5	2,886,361	3,163,237	3,670,567
Income taxes payables		105,437	154,543	152,074
Participation and residual liabilities in the Pictures segment	18	190,162	230,223	251,743
Other financial liabilities	5	127,079	108,049	116,044
Other current liabilities	13,19	1,465,326	1,693,380	1,906,396
Total current liabilities		8,765,665	9,318,409	10,192,045
Non-current liabilities:
Long-term debt	5, 14	1,203,646	1,767,696	2,058,117
Defined benefit liabilities	17	254,548	236,121	247,583
Deferred tax liabilities	25	120,582	117,621	166,424
Insurance contract liabilities	13	13,042,875	12,364,973	12,931,995
Participation and residual liabilities in the Pictures segment	18	220,113	192,952	206,081
Other financial liabilities	5	231,463	371,580	386,761
Other non-current liabilities	19	106,481	127,593	162,379
Total non-current liabilities		15,179,708	15,178,536	16,159,340
Total liabilities		23,945,373	24,496,945	26,351,385
EQUITY
Sony Group Corporation’s stockholders’ equity:	20
Common stock		880,365	880,365	881,357
Additional paid-in capital		1,461,053	1,463,807	1,483,410
Retained earnings		4,170,417	5,092,442	6,002,407
Accumulated other comprehensive income		(677,989)	(614,570)	(376,063)
Treasury stock, at cost		(180,042)	(223,507)	(403,934)
Equity attributable to Sony Group Corporation’s stockholders		5,653,804	6,598,537	7,587,177
Noncontrolling interests	27	52,778	58,613	168,928
Total equity		5,706,582	6,657,150	7,756,105
Total liabilities and equity		29,651,955	31,154,095	34,107,490
The accompanying notes are an integral part of these statements.

F-
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Income

		Yen in millions
		Fiscal year ended March 31
	Note	2022	2023 Restated	2024
Sales and financial services revenue:
Sales	22	8,396,702	10,095,841	11,260,037
Financial services revenue	5, 13
Insurance revenue		—	554,570	586,115
Other financial services revenue		—	323,962	1,174,616
Financial services revenue (before applying IFRS 17)		1,524,811	—	—
Total financial services revenue		1,524,811	878,532	1,760,731
Total sales and financial services revenue		9,921,513	10,974,373	13,020,768
Costs and expenses:
Cost of sales	7, 17, 23	5,845,804	7,174,723	8,089,317
Selling, general and administrative	17, 23	1,588,473	1,969,170	2,156,156
Financial services expenses	5, 13, 17
Insurance service expenses		—	382,213	407,206
Insurance finance expenses (income)		—	85,399	1,029,700
Other financial services expenses		—	96,949	169,464
Financial services expenses (before applying IFRS 17)		1,374,037	—	—
Total financial services expenses		1,374,037	564,561	1,606,370
Other operating (income) expense, net	23, 31	(65,494)	(12,021)	(29,404)
Total costs and expenses		8,742,820	9,696,433	11,822,439
Share of profit (loss) of investments accounted for using the equity method	8	23,646	24,449	10,502
Operating income		1,202,339	1,302,389	1,208,831
Financial income	24	19,304	31,058	125,597
Financial expenses	24	104,140	58,951	65,766
Income before income taxes		1,117,503	1,274,496	1,268,662
Income taxes	25	229,097	262,723	288,168
Net income		888,406	1,011,773	980,494
Net income attributable to
Sony Group Corporation’s stockholders		882,178	1,005,277	970,573
Noncontrolling interests		6,228	6,496	9,921

		Yen
		Fiscal year ended March 31
	Note	2022	2023 Restated	2024
Per share data:	26
Net income attributable to Sony Group Corporation’s stockholders
— Basic		711.84	813.53	788.29
— Diluted		705.16	809.85	785.68
The accompanying notes are an integral part of these statements.

F-
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income

		Yen in millions
		Fiscal year ended March 31
	Note	2022	2023 Restated	2024
Net income		888,406	1,011,773	980,494
Other comprehensive income, net of tax —	20
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		(106,426)	(36,862)	(53,814)
Remeasurement of defined benefit pension plans		33,641	18,891	25,875
Share of other comprehensive income of investments accounted for using the equity method		577	145	613
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income		(416,904)	(819,192)	(704,636)
Cash flow hedges		4,735	12,379	1,352
Insurance finance income (expenses)		599	727,716	563,396
Exchange differences on translating foreign operations		226,275	178,275	442,406
Share of other comprehensive income of investments accounted for using the equity method		1,501	3,554	4,735
Other		—	(144)	(283)
Total other comprehensive income, net of tax		(256,002)	84,762	279,644
Comprehensive income		632,404	1,096,535	1,260,138
Comprehensive income attributable to
Sony Group Corporation’s stockholders		623,678	1,087,289	1,247,301
Noncontrolling interests		8,726	9,246	12,837
The accompanying notes are an integral part of these statements.

F-
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021		880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income				882,178			882,178	6,228	888,406
Other comprehensive income, net of tax	20				(258,500)		(258,500)	2,498	(256,002)
Total comprehensive income				882,178	(258,500)		623,678	8,726	632,404
Transfer to retained earnings				39,425	(39,425)		—		—
Transactions with stockholders and other:
Issuance of new shares		151	151				302		302
Exercise of stock acquisition rights			547			12,785	13,332		13,332
Conversion of convertible bonds			(2,805)	(958)		18,278	14,515		14,515
Stock-based compensation			6,643				6,643		6,643
Dividends declared (60.00 yen per share)				(74,385)			(74,385)	(4,955)	(79,340)
Purchase of treasury stock	20					(88,624)	(88,624)		(88,624)
Reissuance of treasury stock			1,544			1,747	3,291		3,291
Transactions with noncontrolling interests shareholders and other			(34,624)				(34,624)	5,011	(29,613)
Balance at March 31, 2022		880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022		880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Cumulative effects of the application of new accounting standards		—	—	409,654	(1,900,321)	—	(1,490,667)	—	(1,490,667)
Restated balance at April 1, 2022		880,365	1,461,053	4,170,417	(677,989)	(180,042)	5,653,804	52,778	5,706,582
Comprehensive income (restated):
Net income				1,005,277			1,005,277	6,496	1,011,773
Other comprehensive income, net of tax	20				82,012		82,012	2,750	84,762
Total comprehensive income (restated)				1,005,277	82,012		1,087,289	9,246	1,096,535
Transfer to retained earnings				18,593	(18,593)		—		—
Transactions with stockholders and other:
Exercise of stock acquisition rights			(14)	(1,352)		10,364	8,998		8,998
Conversion of convertible bonds			(2,588)	(13,858)		42,993	26,547		26,547
Stock-based compensation			11,064				11,064		11,064
Dividends declared (70.00 yen per share)				(86,635)			(86,635)	(5,980)	(92,615)
Purchase of treasury stock	20					(99,248)	(99,248)		(99,248)
Reissuance of treasury stock			1,242			2,426	3,668		3,668
Transactions with noncontrolling interests shareholders and other			(6,950)				(6,950)	2,569	(4,381)
Restated balance at March 31, 2023		880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150

F-
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity (Continued)

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023		880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income				970,573			970,573	9,921	980,494
Other comprehensive income, net of tax	20				276,728		276,728	2,916	279,644
Total comprehensive income				970,573	276,728		1,247,301	12,837	1,260,138
Transfer to retained earnings				38,221	(38,221)		—		—
Transactions with stockholders and other:
Exercise of stock acquisition rights and other		992	(1,939)	(144)		19,257	18,166		18,166
Stock-based compensation			13,956				13,956		13,956
Dividends declared (80.00 yen per share)				(98,685)			(98,685)	(5,786)	(104,471)
Purchase of treasury stock	20					(202,974)	(202,974)		(202,974)
Reissuance of treasury stock			1,786			3,290	5,076		5,076
Transactions with noncontrolling interests shareholders and other	27		5,800				5,800	103,264	109,064
Balance at March 31, 2024		881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
The accompanying notes are an integral part of these statements.

F-
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows

		Yen in millions
		Fiscal year ended March 31
	Note	2022	2023 Restated	2024
Cash flows from operating activities:
Income before income taxes		1,117,503	1,274,496	1,268,662
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs		835,233	1,004,590	1,144,981
Amortization of deferred insurance acquisition costs (before applying IFRS 17)		69,237	—	—
Other operating (income) expense, net	23	(65,494)	(12,021)	(29,404)
(Gain) loss on securities, net (other than Financial Services segment)	24	60,402	4,469	(73,166)
Share of profit of investments accounted for using the equity method, net of dividends		(13,934)	(17,696)	(715)
Change in future insurance policy benefits and other (before applying IFRS 17)		458,880	—	—
Change in policyholders’ account in the life insurance business, less cash impact (before applying IFRS 17)		238,309	—	—
Net cash impact of policyholders’ account in the life insurance business (before applying IFRS 17)		227,262	—	—
Changes in assets and liabilities:
Increase in trade receivables and contract assets		(171,094)	(70,349)	(243,646)
(Increase) decrease in inventories		(194,624)	(560,382)	75,641
Increase in investments and advances in the Financial Services segment		(1,724,164)	(1,093,792)	(1,748,913)
Increase in content assets		(502,253)	(594,547)	(486,183)
Increase in deferred insurance acquisition costs (before applying IFRS 17)		(117,337)	—	—
Increase (decrease) in trade payables		126,989	(107,250)	9,188
Increase in insurance contract liabilities, net of insurance contract assets		—	330,654	1,370,580
Increase in deposits from customers in the banking business		230,236	300,201	536,688
Increase (decrease) in borrowings in the life insurance business and the banking business		905,139	111,314	(41,516)
Increase (decrease) in taxes payable other than income taxes, net		17,840	4,183	(22,491)
(Increase) decrease in other financial assets and other current assets		(17,681)	5,932	(31,821)
Increase in other financial liabilities and other current liabilities		66,407	130,142	19,562
Income taxes paid	25	(269,885)	(297,881)	(293,997)
Other		(43,328)	(97,372)	(80,237)
Net cash provided by operating activities		1,233,643	314,691	1,373,213
(Continued on the following page.)

F-1
0

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)

		Yen in millions
		Fiscal year ended March 31
	Note	2022	2023 Restated	2024
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets		(441,096)	(613,635)	(623,946)
Proceeds from sales of property, plant and equipment and other intangible assets		11,409	11,595	11,571
Payments for investments and advances (other than Financial Services segment)		(91,082)	(191,129)	(95,506)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)		16,081	13,548	92,679
Payments for purchases of businesses and other	27	(277,618)	(283,402)	(199,255)
Proceeds from sales of businesses		64,609	1,221	—
Other		(11,083)	9,138	(4,429)
Net cash used in investing activities		(728,780)	(1,052,664)	(818,886)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	14, 27	408	32,391	(18,370)
Proceeds from issuance of long-term debt	14, 27	31,458	361,776	225,176
Payments of long-term debt	14, 27	(194,562)	(132,198)	(128,150)
Dividends paid		(74,342)	(86,568)	(98,620)
Payments for purchases of treasury stock	20	(88,624)	(99,248)	(202,974)
Other		(10,916)	8,147	12,229
Net cash provided by (used in) financing activities		(336,578)	84,300	(210,709)
Effect of exchange rate changes on cash and cash equivalents		94,369	84,937	82,595
Net increase (decrease) in cash and cash equivalents		262,654	(568,736)	426,213
Cash and cash equivalents at beginning of the fiscal year	27	1,786,982	2,049,636	1,480,900
Cash and cash equivalents at end of the fiscal year	27	2,049,636	1,480,900	1,907,113
The accompanying notes are an integral part of these statements.

F-1
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Index to Notes to Consolidated Financial Statements

Sony Group Corporation and Consolidated Subsidiaries

F-12

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
Compliance with International Financial Reporting Standards
The consolidated financial statements of Sony have been prepared in accordance with IFRS
®
Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The term IFRS Accounting Standards also includes IAS
®
Standards, SIC
®
Interpretations and IFRIC
®
Interpretations.
Approval of consolidated financial statements
The consolidated financial statements were approved by Kenichiro Yoshida, Chairman and Chief Executive Officer and Representative Corporate Executive Officer, and Hiroki Totoki, President, Chief Operating Officer and Chief Financial Officer and Representative Corporate Executive Officer, on June 25, 2024.
Functional currency and presentation currency
The consolidated financial statements have been presented in Japanese yen, which is the functional currency of Sony Group Corporation. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen.
Use of estimates and judgments
The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions. These estimates and assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Information about judgments that have been made in the process of applying accounting policies that have significant effects on the amounts reported in the consolidated financial statements is as follows:

•	Classification of financial instruments (Note 3 I. Material accounting policies (5))

•	Measurement of insurance contract liabilities (Note 3 I. Material accounting policies (11) and Note 13)

F-1
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements is as follows:

•	Fair value of financial instruments (Note 3 I. Material accounting policies (5) and (15) and Note 5)

•	Impairment of non-financial assets (Note 3 I. Material accounting policies (10) and Note 12)

•	Measurement of insurance contract liabilities (Note 3 I. Material accounting policies (11) and Note 13)

•	Measurement of film costs and participation and residual liabilities in the Pictures segment (Note 3 I. Material accounting policies (9) and (12), Note 11, and Note 18)

•	Recoverability of deferred tax assets (Note 3 I. Material accounting policies (24) and Note 25)

•	Measurement of fair value of assets acquired and liabilities assumed in business combinations (Note 3 I. Material accounting policies (2) and Note 30)
Change in accounting policies
Sony adopted the following accounting standards from the fiscal year ended March 31, 2024:
IFRS 17 “Insurance Contracts”
The International Accounting Standards Board (“IASB”) issued IFRS 17 “Insurance Contracts” (“IFRS 17”) in May 2017 and Amendments to IFRS 17 in June 2020 and December 2021. IFRS 17 replaces IFRS 4 “Insurance Contracts” (“IFRS 4”) and sets out principles for the recognition, measurement, presentation, and disclosure of insurance contracts within the scope of IFRS 17. IFRS 17 provides a general model, supplemented by a specific approach (the variable fee approach) for contracts with direct participation features, and a simplified approach (the premium allocation approach) mainly for short-duration contracts.
IFRS 17 was effective for Sony as of April 1, 2023. In the consolidated statements of financial position, insurance-related accounts, which were primarily presented as future insurance policy benefits and other, policyholders’ account in the life insurance business, and deferred insurance acquisition costs under IFRS 4, are primarily presented as insurance contract liabilities in accordance with IFRS 17. While future insurance policy benefits under IFRS 4 were mainly measured using the assumptions determined at initial recognition, insurance contract liabilities under IFRS 17 are remeasured using the current assumptions as of each reporting date. In addition, while deferred insurance acquisition costs were recognized as an asset separately from future insurance policy benefits under IFRS 4, after applying IFRS 17, such costs are included in the measurement of insurance contract liabilities, to the extent they are within the scope of fulfillment cash flows. As a result, the effect of adopting IFRS 17 on Sony’s total equity as of April 1, 2022, the transition date for IFRS 17, was a decrease of 1,490,667 million yen, which consisted of an increase of 409,654 million yen of retained earnings and a decrease of 1,900,321 million yen of accumulated other comprehensive income, mainly due to the effect of the changes in the discount rate used in measuring insurance contract liabilities and other measurement method differences between IFRS 4 and IFRS 17. The financial services revenue, after applying IFRS 17, is separately presented as insurance revenue and other financial services revenue in the consolidated statements of income. The insurance revenue differs from insurance premium revenue under IFRS 4 mainly because the insurance revenue excludes any investment components that are deposits.
Sony has retrospectively applied the changes in accounting policies resulting from the adoption of IFRS 17 unless it was impracticable. Sony applied the modified retrospective approach, which uses reasonable and supportable information, or the fair value approach, which uses the fair value as of April 1, 2022, the transition date for IFRS 17, to identify, recognize, and measure certain groups of insurance contracts as of the transition date for IFRS 17 (see Note 13), for which it was impracticable to apply the full retrospective approach. Therefore, Sony has restated the consolidated financial statements for the comparative period immediately preceding the period in which IFRS 17 was first applied and the consolidated statements of financial position as of April 1, 2022 on the basis of the retrospective application of IFRS 17.
Sony has applied the transition provisions in IFRS 17 and has not disclosed the impact of the retrospective application of IFRS 17 on each financial statement line item and earnings per share. The effects of the retrospective application of IFRS 17 on Sony’s total equity as of April 1, 2022 are presented in the consolidated statements of changes in stockholders’ equity.

F-1
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

As a result of the adoption of IFRS 17, the accounting policies for insurance contracts applied in the consolidated financial statements for the previous fiscal year have been changed. Refer to Note 3 I. Material accounting policies (11) regarding the material accounting policies for insurance contracts after the adoption of IFRS 17.
Change in presentation
Consolidated Statements of Cash Flows
Certain reclassifications of the consolidated statements of cash flows for the fiscal years ended March 31, 2022 and 2023 have been made to conform to the presentation for the fiscal year ended March 31, 2024.

3.	Summary of material accounting policies

I.	Material accounting policies

(1)	Basis of consolidation -

i)	Subsidiaries
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

F-1
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

F-1
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
In the life insurance business, the financial assets are held mainly from the perspective of asset-liability management (“ALM”). The objective of holding financial assets in the life insurance business is to match the interest rate sensitivity (duration) of financial assets and insurance contract liabilities as much as possible, in order to ensure sufficient cash flows are available to settle insurance claims when they come due.
Sony manages these assets as one portfolio, based on the overall objective of managing duration and liquidity needs in a capital-efficient manner. While some assets within the portfolio may be held for a longer period of time, Sony considers, because of its overall objective for these assets, that all the financial assets are held within one business model whose objective is achieved by both collecting cash flows and selling financial assets.

7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
In the life insurance business, Sony mitigates accounting mismatches by designating certain debt securities to be measured at fair value through profit or loss, consistent with insurance finance income or expenses incurred from certain variable life insurance and individual variable annuity contracts after applying IFRS 17.
In the banking business, in relation to some fixed-rate debt securities, Sony utilizes derivatives to hedge the risk arising from the changes in the fair value of the debt securities due to unfavorable fluctuations of interest rates, and mitigates accounting mismatches by designating the debt securities to be measured at fair value through profit or loss.

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

F-18

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Sony classifies
non-derivative
financial liabilities as either financial liabilities subsequently measured at amortized cost by using the effective interest method or financial liabilities subsequently measured at fair value through profit or loss.
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

F-19

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Derivatives not designated as hedges
Changes in the fair value of derivatives not designated as hedges are immediately recognized in profit or loss.
Assessment of hedge effectiveness
When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as cash flow hedges to specific assets or liabilities in the consolidated statements of financial position or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are designated as hedges have an economic relationship with the hedged item in offsetting changes in fair value or cash flows of hedged items. The effect of credit risk does not dominate the value changes that result from the underlying economic relationship. In addition, the hedge ratio of the hedging relationship is designed to be the same as that resulting from the quantity of the hedged item that Sony actually hedges and the quantity of the hedging instrument that Sony actually uses to hedge that quantity of the hedged item. When it is determined that a derivative no longer has an economic relationship with the hedged item, Sony discontinues hedge accounting.

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

F-
2
0

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Intangible assets with finite useful lives mainly consist of patent rights, know-how,
license agreements, customer relationships, trademarks, software, television carriage contracts (broadcasting agreements), film costs, broadcasting rights, music catalogs, artist contracts, music distribution rights and game content. Patent rights, know-how,
license agreements, trademarks and software are generally amortized on a straight-line basis over 3 to 10 years. Customer relationships, television carriage contracts (broadcasting agreements), artist contracts, music distribution rights and game content are generally amortized on a straight-line basis, over 2 to 15 years. Music catalogs are generally amortized on a straight-line basis, over 5 to 44 years. Film costs are amortized using an ultimate revenue method based on the ratio of current period actual revenues to the estimated remaining total revenues. Sony considers that amortization pursuant to the ultimate revenue method reflects the rate at which it plans to consume the future economic benefits related to the asset, and there is a high correlation between revenue and the consumption of the economic benefits embodied in the intangible assets. Broadcasting rights are generally amortized based on estimated usage or on a straight-line basis over the useful life.
Amortization of intangible assets is included in cost of sales and selling, general and administrative expenses in the consolidated statements of income. Certain intangible assets are assessed to have indefinite lives because there is no foreseeable limit to the period over which such assets are expected to generate net cash flows for Sony.
Film costs, broadcasting rights, music catalogs, artist contracts, music distribution rights and game content are collectively classified and presented as content assets in the consolidated statements of financial position. Film costs include direct production costs, production overhead, and costs for acquisition and distribution rights for both motion picture and television productions. Broadcasting rights, consisting of acquired programming to be aired on Sony’s television networks and DTC streaming services, are recognized when the license period begins and the program is available for use. Music catalogs are exclusive rights to the recorded music master or music copyrights, which consist of melodies and lyrics of songs, that can be exploited and marketed in various markets. Artist contracts are contracts with recorded music artists or songwriters that provide Sony with exclusive rights to musical works. Music distribution rights are agreements to distribute music content owned by third parties. Game content includes internally developed content, content developed through a third-party arrangement where Sony owns the rights to the content, content acquired externally through contracts with third parties, and agreements to distribute game content owned by third parties.

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

F-2
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

(11)	Insurance contract liabilities -

i)	Definition and classification of insurance contracts
Sony defines insurance contracts as the contracts under which Sony accepts significant insurance risk by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. In making this assessment, all substantive rights and obligations, including those arising from laws and regulations, are considered on a contract-by-contract
basis. Sony uses judgment in assessing whether there is a scenario with commercial substance in which there is the possibility of a loss on a present value basis and whether the accepted insurance risk is significant. Contracts that have a legal form of an insurance contract but do not transfer significant insurance risk to Sony are classified as investment contracts and the investment contract liabilities are accounted for as financial liabilities and included in other financial liabilities.
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

F-2
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

portfolio is comprised of contracts that are subject to similar risks and are managed together, and Sony divides each portfolio by each quarterly accounting period (to which the issue date of the insurance contracts belongs). The portfolios are then classified into one of the following three groups based on the profitability of contracts:

•	any contracts that are onerous on initial recognition;

•	any contracts that, on initial recognition, have no significant possibility of becoming onerous subsequently; and

•	any remaining contracts.

iii)	Recognition and derecognition of insurance contracts
A group of insurance contracts issued by Sony is recognized from the earliest of:

•	the beginning of the coverage period of the group of insurance contracts;

•	when the first payment from the policyholder in the group of insurance contracts becomes due; and

•	when facts and circumstances indicate that the group of insurance contracts is onerous.
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

F-2
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(b)
has the practical ability to reassess the risks of the portfolio that contains the contract and can set a price or level of benefits that fully reflects the risks of that portfolio, and the pricing of the premiums up to the reassessment date does not take into account risks that relate to periods after the reassessment date.

For cash flows arising during the period after the renewal of the insurance contract with automatic renewal clauses, Sony assesses the contract boundaries and determines that they are within the existing contract boundaries when Sony does not have the above practical ability to reassess the risks.

v)	Initial measurement of insurance contracts not measured under the premium allocation approach (“PAA”)
On initial recognition, Sony measures a group of insurance contracts as the total of the following:

(a)	Fulfillment cash flows
The fulfillment cash flows of the groups of insurance contracts consist of estimates of the future cash flows and risk adjustments for non-financial
risk. The estimates of the future cash flows are adjusted to reflect the time value of money and the associated financial risks, and do not reflect Sony’s non-performance
risk. The discount rates reflect the characteristics of the cash flows arising from the groups of insurance contracts, including timing, currency and liquidity of cash flows. The determination of the discount rate that reflects the characteristics of the cash flows and liquidity characteristics of the insurance contracts involves significant estimation. The risk adjustment for non-financial
risk, determined separately from the other estimates, is designed to reflect the compensation required for bearing uncertainty about the amount and timing of the cash flows that arise from
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
The fulfillment cash flows of groups of insurance contracts are measured at the reporting date using current estimates of future cash flows, discount rates, and risk adjustment for non-financial
risk. The mortality rates, morbidity rates, lapse and surrender rates, and discount rates, which are used to measure the estimates of the present value of future cash flows, are significant assumptions for measuring insurance contract liabilities not measured under the PAA.

(b)	CSM
The carrying amount of the CSM of contracts without direct participation features at each reporting date is the carrying amount at the beginning of the fiscal year, adjusted for the following items (items (2), (3)1, (3)2, and (3)4 below are measured using the discount rate determined at initial recognition
(locked-in
discount rate)):

(1)	the effect of any new contracts that are added to the group during the current period;

(2)	the interest accreted on the carrying amount of the CSM during the current period;

F-24

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	the changes in fulfillment cash flows relating to future service including the following items:

1.
experience adjustments arising from premiums received in the current period that relate to future services (including those for related cash flows such as insurance acquisition cash flows and premium-based taxes);

2.	changes in estimates of the present value of future cash flows in the liability for remaining coverage (excluding the effect of the time value of money, financial risk and changes therein);

3.	differences between any investment component expected to become payable in the current period and the actual investment component that becomes payable in the current period; and

4.	changes in the risk adjustment for non-financial risk that relate to future services;

(4)	the effect of any currency exchange differences; and

(5)	the amount recognized as insurance revenue for insurance contract services provided during the current period, which is determined after all other adjustments above.
The carrying amount of the CSM of contracts with direct participation features at each reporting date is the carrying amount at the beginning of the fiscal year, adjusted for the following items (items (3)2, (3)3, (3)4, and (3)5 below are measured using the current discount rate):

(1)	the effect of any new contracts that are added to the group during the current period;

(2)	the changes in Sony’s share of the fair value of the underlying items;

(3)	the changes in the fulfillment cash flows that do not vary based on the returns of underlying items including the following items:

1.	changes in the effect of the time value of money and financial risks including the effect of financial guarantees;

2.
experience adjustments arising from premiums received in the current period that relate to future services (including those for related cash flows such as insurance acquisition cash flows and premium-based taxes);

3.	changes in estimates of the present value of future cash flows in the liability for remaining coverage (excluding the effect of the time value of money, financial risk and changes therein);

4.	differences between any investment component expected to become payable in the current period and the actual investment component that becomes payable in the current period; and

5.	changes in the risk adjustment for non-financial risk that relate to future services;

(4)	the effect of any currency exchange differences; and

(5)	the amount recognized as insurance revenue for insurance contract services provided during the current period, which is determined after all other adjustments above.
Sony has selected an accounting policy to update accounting estimates related to insurance contracts made in the previous interim consolidated financial statements in the subsequent annual and interim consolidated financial statements and to measure the annual results using the year-to-date
approach.
Changes in the fulfillment cash flows that relate to current or past services are recognized as profit or loss. Changes in the fulfillment cash flows that relate to future services are adjusted as the CSM or loss component as follows:

•	when an increase in the fulfillment cash flows exceeds the carrying amount of the CSM, the CSM is reduced to zero and the excess is recognized as insurance service expenses

F-25

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
When a loss component exists, Sony allocates the following items between the loss component and the remaining component of the liability for the remaining coverage for the respective group of insurance contracts, based on the ratio of the loss component to the fulfillment cash flows relating to the expected future cash outflows:

(1)	expected incurred claims and other directly attributable expenses for the period;

(2)	changes in the risk adjustment for non-financial risk for the risk expired; and

(3)	finance income (expenses) from insurance contracts issued.
The amounts of loss component allocation in (1) and (2) above reduce the respective components of insurance revenue and are reflected in insurance service expenses.

vii)	Measurement of insurance contracts measured under the PAA
For certain insurance contracts with a coverage period of one year or less at initial recognition, Sony uses the PAA to simplify the measurement of the group of insurance contracts.
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
Sony disaggregates amounts recognized in the consolidated statements of income and the consolidated statements of comprehensive income into insurance revenue and insurance service expenses (collectively referred to as the “insurance service result”), and insurance finance income or expenses. Sony does not disaggregate changes in the risk adjustment for non-financial
risk between the insurance service result and insurance finance income or expenses and includes them in the insurance service result.

(a)	Insurance revenue
Insurance revenue excludes any investment components and is recognized as follows:

F-26

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(1)	Contracts not measured under the PAA
Sony recognizes insurance revenue as it provides insurance contract services. For contracts not measured under the PAA, the insurance revenue relating to services provided for each period represents the total of the changes in the liability for remaining coverage that relate to services for which Sony expects to receive consideration, and primarily comprises the following items:

•	a release of the CSM, measured based on coverage units provided during the current period;

•	changes in the risk adjustment for non-financial risk relating to current services;

•	claims and other insurance service expenses incurred during the current period, measured at the amounts expected at the beginning of the current period; and

•	allocation of the amount of insurance acquisition cash flows in a systematic way based on the passage of time.
The release amount of the CSM of a group of insurance contracts that is recognized as insurance revenue in each period is determined by identifying the coverage units in the group and recognizing in profit or loss the amount of the CSM allocated to the coverage units provided during the current period. The number of coverage units is the quantity of services provided based on the insurance contracts in the group, determined by considering the quantity of benefits to be provided by each insurance contract in the group and the expected coverage period.
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
Insurance service expenses comprise the following items:

(1)	incurred claims and benefits excluding investment components and reduced by the loss component allocation;

(2)	other incurred and directly attributable insurance service expenses (reduced by the loss component allocation);

(3)	amortization of insurance acquisition cash flows;

(4)	changes that relate to past services (e.g., changes in the fulfillment cash flows relating to the liability for incurred claims); and

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

(c)	Insurance finance income or expenses
Insurance finance income or expenses comprise changes in the carrying amounts of groups of insurance contracts arising from the effects of the time value of money, financial risk and changes therein. Sony has chosen to disaggregate insurance finance income or expenses between profit or loss and other comprehensive income for contracts without direct participation features, excluding certain

F-27

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

variable life insurance and individual variable annuity contracts. The amount included in profit or loss is determined by a systematic allocation of the expected total insurance finance income or expenses over the duration of the group of insurance contracts. The amount of systematic allocation is determined using the discount rates determined on initial recognition of the group of insurance contracts. As a result of this systematic allocation, the total amounts recognized in other comprehensive income is equal to zero over the duration of the group of insurance contracts. In addition, the cumulative amount recognized in other comprehensive income at any point in time is the difference between the carrying amount of the group of insurance contracts and the amount measured by this systematic allocation.
For contracts with direct participation features, the insurance finance income or expenses include changes in the value of underlying items (excluding additional premium payments and withdrawals), all of which are recognized in profit or loss.
Material accounting policies for insurance contracts under IFRS 4 prior to applying IFRS 17
IFRS 17 was effective for Sony as of April 1, 2023 and the consolidated financial statements for the fiscal year ended March 31, 2023 were restated in accordance with IFRS 17. Refer to the following regarding the material accounting policies for insurance contracts for the fiscal year ended March 31, 2022.
In accordance with IFRS 4, insurance contracts are recognized and measured according to the same accounting principles previously applied under generally accepted accounting principles in the United States.

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

8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

vi)	Financial services revenue
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

vii)	Financial services expenses
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

F-
29

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Provisions mainly consist of participation and residual liabilities in the Pictures segment and product warranties.

i)	Participation and residual liabilities in the Pictures segment
Parties involved in the production or exploitation of film and television content may be compensated in part by contingent payments based on the financial results of a film or television show pursuant to contractual formulas (participations) and by contingent amounts due under provisions of collective bargaining agreements (residuals). Such parties are collectively referred to as participants, and such costs are collectively referred to as participation and residual costs. Participation and residual costs may be given to creative talent, such as actors or writers, investors or to entities from whom distribution rights are licensed.
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

F-
3
0

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

F-3
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Transfers between levels are deemed to have occurred at the beginning of the quarterly interim period in which the transfers occur.

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

F-3
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Revenue is generally recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

(17)	Financial services revenue -
Financial services revenue consists of insurance revenue and other financial services revenue (refer to Note 3 I. Material accounting policies (11) regarding insurance revenue). Other financial services revenue includes items such as interest, dividends and the impact of foreign exchange rate fluctuations incurred from financial instruments held in the Financial Services segment.

(18)	Cost of sales -
Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of property, plant and equipment, amortization of intangible assets including content assets, employee benefits expenses and research and development costs.

(19)	Research and development expenditures -
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

(20)	Selling, general and administrative -
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

F-3
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

(23)	Financial services expenses -
Financial services expenses consist of insurance service expenses, insurance finance income or expenses, and other financial services expenses (refer to Note 3 I. Material accounting policies (11) regarding insurance service expenses, and insurance finance income or expenses). Other financial services expenses include items such as interest expenses in the banking business.

(24)	Income taxes -
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

F-3
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(25)	Net income (loss) attributable to Sony Group Corporation’s stockholders per share (“EPS”) -
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

II.	New accounting standards and interpretations not yet adopted
Major new or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements which are not effective and have not yet been adopted by Sony as of March 31, 2024 are as follows:
Amendments to IAS 1 “Presentation of Financial Statements”
In January 2020, the IASB issued “Classification of Liabilities as Current or
Non-current
(Amendments to IAS 1).” The amendments clarify the right to defer settlement, which is one of the existing requirements when classifying a liability to current or non-current.
In addition, in October 2022, the IASB issued “A
Non-current
Liability with Covenants (Amendments to IAS 1).” The amendments were issued to improve the information a company provides about long-term debt with covenants by enabling investors to understand the risk that such debt could become repayable within twelve months. Both of these amendments are effective for Sony as of April 1, 2024. The adoption of these amendments is not expected to have a material impact on Sony’s results of operations and financial position.
Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”
In May 2023, the IASB issued “Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).” These amendments were issued to disclose information about supplier finance arrangements and are effective for Sony as of April 1, 2024. Since these amendments only affect disclosures, they will have no impact on Sony’s results of operations and financial position.
IFRS 18 “Presentation and Disclosure in Financial Statements”
In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”). IFRS 18 mainly introduces three sets of requirements to give investors more transparent and comparable information about companies’ financial performance: additional subtotals with newly defined categories for classifying income and expenses in the statement of profit or loss, disclosures about management-defined performance measures, and enhanced requirements for more useful grouping of information in the financial statements.
IFRS 18 will be effective for Sony as of April 1, 2027, with early adoption permitted. The impact of IFRS 18 on Sony’s consolidated financial statements is being evaluated.

4.	Business segment information
The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating income or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chairman and Chief Executive Officer.
The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of digital software and add-on content. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life
insurance businesses and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

F-3
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment sales and financial services revenue:

	Yen in millions
	Fiscal year ended March 31
	2022	2023 Restated	2024
Sales and financial services revenue:
Game & Network Services —
Customers	2,674,356	3,538,533	4,172,994
Intersegment	65,407	106,065	94,740

Total	2,739,763	3,644,598	4,267,734
Music —
Customers	1,100,532	1,364,815	1,594,955
Intersegment	16,417	15,817	24,003

Total	1,116,949	1,380,632	1,618,958
Pictures —
Customers	1,236,399	1,364,887	1,486,717
Intersegment	2,512	4,535	6,333

Total	1,238,911	1,369,422	1,493,050
Entertainment, Technology & Services —
Customers	2,297,886	2,436,739	2,414,946
Intersegment	41,300	39,286	38,772

Total	2,339,186	2,476,025	2,453,718
Imaging & Sensing Solutions —
Customers	992,200	1,301,481	1,503,906
Intersegment	84,224	100,706	98,832

Total	1,076,424	1,402,187	1,602,738
Financial Services —
Customers	1,524,811	878,532	1,760,731
Intersegment	9,018	10,550	9,223

Total	1,533,829	889,082	1,769,954
All Other —
Customers	82,264	72,338	75,784
Intersegment	16,519	15,285	13,586

Total	98,783	87,623	89,370
Corporate and elimination	(222,332)	(275,196)	(274,754)

Consolidated total	9,921,513	10,974,373	13,020,768

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

F-3
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit (loss):

	Yen in millions
	Fiscal year ended March 31
	2022	2023 Restated	2024
Operating income (loss):
Game & Network Services	346,089	250,006	290,184
Music	210,933	263,107	301,662
Pictures	217,393	119,255	117,702
Entertainment, Technology & Services	212,942	179,461	187,399
Imaging & Sensing Solutions	155,597	212,214	193,541
Financial Services	150,111	318,118	173,576
All Other	17,981	16,849	1,600

Total	1,311,046	1,359,010	1,265,664
Corporate and elimination	(108,707)	(56,621)	(56,833)

Consolidated operating income	1,202,339	1,302,389	1,208,831
Financial income	19,304	31,058	125,597
Financial expenses	(104,140)	(58,951)	(65,766)

Consolidated income before income taxes	1,117,503	1,274,496	1,268,662

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.
Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2022	2023	2024
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	14	144	922
Music	4,073	7,063	6,091
Pictures	(664)	515	(173)
Entertainment, Technology & Services	1,103	1,076	777
Imaging & Sensing Solutions	(603)	(1,128)	(4,155)
Financial Services	—	—	(55)
All Other	19,723	16,779	7,095

Consolidated total	23,646	24,449	10,502

	Yen in millions
	Fiscal year ended March 31
	2022	2023 Restated	2024
Depreciation and amortization:
Game & Network Services	61,219	87,201	123,065
Music	61,465	67,240	84,576
Pictures	396,251	506,697	541,106
Entertainment, Technology & Services	91,759	97,448	101,676
Imaging & Sensing Solutions	172,842	196,674	247,900
Financial Services	94,169	26,333	27,689
All Other	4,300	4,376	4,830

Total	882,005	985,969	1,130,842
Corporate	22,465	18,621	14,139

Consolidated total	904,470	1,004,590	1,144,981

F-3
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sales to customers by product category:
The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2022	2023 Restated	2024
Sales and financial services revenue:
Game & Network Services
Digital Software and Add-on Content	1,424,459	1,523,045	1,934,586
Network Services	409,355	464,676	545,537
Hardware and Others	840,542	1,550,812	1,692,871

Total	2,674,356	3,538,533	4,172,994
Music
Recorded Music — Streaming	462,368	598,868	709,453
Recorded Music — Others	206,412	286,270	356,646
Music Publishing	200,334	276,665	326,727
Visual Media and Platform	231,418	203,012	202,129

Total	1,100,532	1,364,815	1,594,955
Pictures
Motion Pictures	518,840	464,043	542,044
Television Productions	419,494	536,250	551,035
Media Networks	298,065	364,594	393,638

Total	1,236,399	1,364,887	1,486,717
Entertainment, Technology & Services
Televisions	858,837	733,251	624,264
Audio and Video	326,704	391,608	412,067
Still and Video Cameras	414,898	565,018	643,429
Mobile Communications	365,864	356,771	299,905
Other	331,583	390,091	435,281

Total	2,297,886	2,436,739	2,414,946
Imaging & Sensing Solutions	992,200	1,301,481	1,503,906
Financial Services	1,524,811	878,532	1,760,731
All Other	82,264	72,338	75,784
Corporate	13,065	17,048	10,735

Consolidated total	9,921,513	10,974,373	13,020,768

In the G&NS segment, Digital Software and
Add-on
Content includes distribution of software titles and
add-on
content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music — Streaming includes the distribution of digital recorded music by streaming; Recorded Music — Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and DTC streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes
Blu-ray
disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Geographic Information:
Sales and financial services revenue attributed to countries and areas based on location of external customers for the fiscal years ended March 31, 2022, 2023 and 2024 and non-current
assets (property, plant and equipment, ROU assets, goodwill, content assets and other intangible assets) as of March 31, 2023 and 2024 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023 Restated	2024
Sales and financial services revenue:
Japan	2,764,321	2,126,508	3,027,526
United States	2,766,021	3,401,402	3,751,239
Europe	1,870,091	2,190,311	2,632,963
China	771,006	855,437	1,000,907
Asia-Pacific	1,149,261	1,563,414	1,659,776
Other Areas	600,813	837,301	948,357

Total	9,921,513	10,974,373	13,020,768

		Yen in millions
		March 31
		2023	2024
Non-current assets (property, plant and equipment, right-of-use assets, goodwill, content assets and other intangible assets):
Japan		1,875,354	2,036,616
United States		2,417,228	2,856,914
Europe		603,338	682,007
China		34,322	32,154
Asia-Pacific		186,359	222,398
Other Areas		107,162	226,761

Total		5,223,763	6,056,850

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Spain and Italy
(2) Asia-Pacific:	India, South Korea, Oceania, Thailand and Malaysia
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada
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
There were no sales or financial services revenue with any single major external customer for the fiscal years ended March 31, 2022, 2023 and 2024.

F-
39

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

5.	Financial instruments

(1)	Financial instruments by measurement method
The carrying amount of Sony’s assets and liabilities by measurement method as of March 31, 2023 and 2024 are as follows:

	Yen in millions
	March 31
	2023 Restated	2024
Assets:
Financial assets required to be measured at amortized cost (“AC”)
Investments and advances in the Financial Services segment
Debt securities	337,374	396,481
Housing loans in the banking business	3,129,393	3,574,468
Other loans	17,854	16,892
Trade and other receivables *
Trade receivables	1,754,034	2,140,220
Other receivables	2,712	5,971
Other financial assets
Time deposit	36,671	48,416
Security deposit	95,813	107,316
Non-current other receivables in the Pictures segment	152,619	155,525
Other	19,582	47,849
Financial assets required to be measured at fair value through profit or loss (“FVPL”)
Investments and advances in the Financial Services segment
Debt securities	1,059,718	1,295,877
Equity securities	2,123,062	3,210,296
Other financial assets
Debt securities	20,905	22,388
Equity securities	125,590	258,939
Derivative assets	70,144	72,423
Financial assets designated to be measured at FVPL
Investments and advances in the Financial Services segment
Debt securities	1,486,566	1,243,109
Financial assets required to be measured at fair value through other comprehensive income (“FVOCI”)
Investments and advances in the Financial Services segment
Debt securities	10,406,699	9,593,519
Other financial assets
Debt securities	125	140
Financial assets designated to be measured at FVOCI
Investments and advances in the Financial Services segment
Equity securities	5,453	7,305
Other financial assets
Equity securities	421,845	309,710

Total assets	21,266,159	22,506,844

Current assets	2,196,054	2,669,709
Non-current assets	19,070,105	19,837,135

*	The amounts of trade and other receivables exclude contract assets within trade and other receivables, and contract assets in the consolidated statements of financial position.
Cash and cash equivalents are excluded from the table above. Refer to Note 27.

F-4
0

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31
	2023 Restated	2024
Liabilities:
Financial liabilities required to be measured at AC
Short-term borrowings	1,914,934	1,812,605
Current portion of long-term debt	187,942	217,711
Trade and other payables
Trade payables	1,701,706	1,803,920
Other payables	162,475	221,542
Deposits from customers in the banking business *1	3,306,981	3,845,607
Long-term debt	1,767,696	2,058,117
Deferred consideration *2	87,937	107,368
Investment contract liabilities	55,779	60,392
Other financial liabilities	61,128	65,790
Financial liabilities required to be measured at FVPL
Other financial liabilities
Derivative liabilities	34,123	29,287
Contingent consideration	51,512	50,343
Financial liabilities designated to be measured at FVPL
Other financial liabilities
Redeemable noncontrolling interests	47,326	54,028

Total liabilities	9,379,539	10,326,710

Current liabilities	7,240,263	7,881,832
Non-current liabilities	2,139,276	2,444,878

*1	Deposits from customers in the banking business include the non-current portion that is recorded within other financial liabilities in the consolidated statements of financial position.
*2	Deferred consideration is recorded within other financial liabilities or trade and other payables in the consolidated statements of financial position.

(2)	Financial instruments measured at fair value on a recurring basis
The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.
Debt instruments and equity instruments
Where quoted prices of financial instruments are available in an active market, these instruments are classified in Level 1 of the fair value hierarchy. Level 1 financial instruments include exchange-traded equity instruments. If quoted market prices are not available for the specific financial instruments or the market is inactive, then fair values are estimated by using pricing models, quoted prices of financial instruments with similar characteristics or discounted cash flow method and mainly classified in Level 2 of the fair value hierarchy. Level 2 financial instruments include debt instruments with quoted prices that are not traded as actively as exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, these instruments are classified within Level 3 of the fair value hierarchy. Level 3 financial instruments primarily include certain private equity investments, investment funds, securitized products which are not classified within Level 1 or Level 2 and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. Sony estimates the fair value for private equity investments primarily by using comparable company analysis and discounted cash flow method. The price book-value ratio and price earnings ratio of comparable companies, as well as cost of capital and EBITDA multiples for the terminal value used in discounted cash flow method, are primarily used as significant unobservable inputs in the

F-4
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as the price book-value ratio and price earnings ratio of comparable companies rise (decline). In addition, the fair value increases (decreases), as the cost of capital declines (rises) and EBITDA multiples rise (decline), both of which are used in discounted cash flow method. Sony estimates the fair value for certain investment funds by using the net asset value. Sony estimates the fair value for securitized products and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs by using third-party information such as indicative quotes from dealers without adjustment or discounted cash flow method. For validating the fair values of Level 3 financial instruments, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.
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
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2023 and 2024 is as follows:

	Yen in millions
	March 31, 2023 Restated
					Presentation in the consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	—	422,739	—	422,739	—	—	422,739	—
Japanese local government bonds	—	600	—	600	—	—	600	—
Japanese corporate bonds	—	16,872	38	16,910	—	—	16,872	38
Foreign government bonds	30,100	173,393	—	203,493	—	—	203,493	—
Foreign corporate bonds	—	5,515	3,377	8,892	—	—	5,515	3,377
Investment funds	—	367,193	60,796	427,989	—	—	410,499	17,490
Equity securities	2,236,646	5,217	6,789	2,248,652	—	—	2,123,062	125,590
Derivative assets
Interest rate contracts	—	43,844	—	43,844	—	438	—	43,406
Foreign exchange contracts	—	21,318	—	21,318	—	19,978	—	1,340
Equity contracts	290	—	4,692	4,982	—	4,982	—	—
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	—	1,285,920	—	1,285,920	1,001	—	1,284,919	—
Japanese local government bonds	—	16,038	—	16,038	2,010	—	14,028	—
Japanese corporate bonds	—	3,315	—	3,315	—	—	3,315	—
Foreign government bonds	—	35,895	—	35,895	—	—	35,895	—
Foreign corporate bonds	—	141,857	3,541	145,398	21,227	—	124,171	—
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	—	7,901,817	—	7,901,817	—	—	7,901,817	—
Japanese local government bonds	—	45,458	—	45,458	1,369	—	44,089	—
Japanese corporate bonds	—	739,541	171,622	911,163	7,016	—	904,147	—
Foreign government bonds	—	1,145,709	—	1,145,709	—	—	1,145,584	125
Foreign corporate bonds	—	307,717	24,672	332,389	46,367	—	286,022	—
Securitized products	—	29,697	40,591	70,288	—	—	70,288	—
Financial assets designated to be measured at FVOCI
Equity securities	103,270	—	324,028	427,298	—	—	5,453	421,845

Total assets	2,370,306	12,709,655	640,146	15,720,107	78,990	25,398	15,002,508	613,211

					Presentation in the consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	—	5,656	—	5,656	427	5,229
Foreign exchange contracts	—	19,876	—	19,876	18,679	1,197
Equity contracts	3,321	5,270	—	8,591	8,591	—
Contingent consideration	—	—	51,512	51,512	14,790	36,722
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	—	—	47,326	47,326	—	47,326

Total liabilities	3,321	30,802	98,838	132,961	42,487	90,474

F-4
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2024
					Presentation in the consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	—	423,129	—	423,129	—	—	423,129	—
Japanese local government bonds	—	1,846	—	1,846	—	—	1,846	—
Japanese corporate bonds	—	27,296	20	27,316	—	—	27,296	20
Foreign government bonds	39,363	192,325	—	231,688	—	—	231,688	—
Foreign corporate bonds	—	11,981	2,933	14,914	—	—	11,981	2,933
Investment funds	—	552,017	67,355	619,372	—	—	599,937	19,435
Equity securities	3,451,655	8,146	9,434	3,469,235	—	—	3,210,296	258,939
Derivative assets
Interest rate contracts	—	49,619	—	49,619	—	1,009	—	48,610
Foreign exchange contracts	—	20,425	—	20,425	—	18,774	—	1,651
Equity contracts	—	—	2,379	2,379	—	2,379	—	—
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	—	1,021,309	—	1,021,309	4,302	—	1,017,007	—
Japanese local government bonds	—	13,945	—	13,945	5,310	—	8,635	—
Japanese corporate bonds	—	3,302	—	3,302	3,302	—	—	—
Foreign government bonds	—	39,472	—	39,472	7,390	—	32,082	—
Foreign corporate bonds	—	159,158	5,923	165,081	49,578	—	115,503	—
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	—	7,057,395	—	7,057,395	300	—	7,057,095	—
Japanese local government bonds	—	48,712	—	48,712	550	—	48,162	—
Japanese corporate bonds	—	743,804	138,848	882,652	11,414	—	871,238	—
Foreign government bonds	—	1,221,208	—	1,221,208	—	—	1,221,068	140
Foreign corporate bonds	—	266,362	34,757	301,119	28,363	—	272,756	—
Securitized products	—	60,565	22,008	82,573	—	—	82,573	—
Financial assets designated to be measured at FVOCI
Equity securities	67,834	—	249,181	317,015	—	—	7,305	309,710

Total assets	3,558,852	11,922,016	532,838	16,013,706	110,509	22,162	15,239,597	641,438

					Presentation in the consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	—	6,450	—	6,450	406	6,044
Foreign exchange contracts	—	17,493	—	17,493	16,297	1,196
Equity contracts	3,428	1,916	—	5,344	5,344	—
Contingent consideration	—	—	50,343	50,343	26,193	24,150
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	—	—	54,028	54,028	—	54,028

Total liabilities	3,428	25,859	104,371	133,658	48,240	85,418

Cash and cash equivalents are excluded from the tables above. Refer to Note 27.

F-4
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Transfers of debt securities from Level 2 to Level 1 were 2,704 million yen and 2,384 million yen for the fiscal years ended March 31, 2023 and 2024, respectively, as quoted prices in active markets for certain debt securities became available. Transfers of debt securities from Level 1 to Level 2 were 1,982 million yen and 847 million yen for the fiscal years ended March 31, 2023 and 2024, respectively, as quoted prices in active markets for certain debt securities became unavailable.
Transfers of equity securities from Level 2 to Level 1 were 24,958 million yen for the fiscal year ended March 31, 2023, as quoted prices in active markets for certain equity securities became available. There were no transfers of equity securities from Level 2 to Level 1 for the fiscal year ended March 31, 2024.
The valuation techniques used to measure the fair value of assets and liabilities classified as Level 3, significant unobservable inputs, and their range are as follows:

	Valuation technique(s)	Significant unobservable inputs	Range
			March 31, 2023	March 31, 2024
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	Discounted cash flow	Credit spread	34bp-63bp	27bp-72bp
Foreign corporate bonds			10bp	—
Securitized products			150bp-190bp	90bp-170bp

*	bp = basis point
The decrease (increase) in fair value is the result of rise (decline) of credit spreads.
For the above assets classified as Level 3, the fair value would not change significantly, if one or more of the significant unobservable inputs were changed to reflect reasonably possible alternative assumptions.

F-4
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in fair value of Level 3 assets and liabilities for the fiscal years ended March 31, 2023 and 2024 are as follows:

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

F-4
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2024
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers to Level 3	Transfers out of Level 3 *5	Other	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	38	—	—	20	(18)	—	—	(20)	20
Foreign corporate bonds	3,377	171	—	317	—	—	—	(932)	2,933
Investment funds	60,796	3,781	736	8,677	(6,635)	—	—	—	67,355
Equity securities	6,789	595	1	1,951	(152)	—	—	250	9,434
Derivative assets
Equity contracts	4,692	(2,816)	503	—	—	—	—	—	2,379
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	3,541	642	—	1,740	—	—	—	—	5,923
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	171,622	8	(32,782)	—	—	—	—	—	138,848
Foreign corporate bonds	24,672	1,315	255	29,150	(19,148)	—	(1,487)	—	34,757
Securitized products	40,591	1,434	35	12,793	(24,437)	—	(8,408)	—	22,008
Financial assets designated to be measured at FVOCI
Equity securities	324,028	—	(6,987)	6,342	(73,874)	—	(1,175)	847	249,181
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	51,512	182	6,614	4,363	(12,328)	—	—	—	50,343
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	47,326	(3,396)	5,345	5,294	(541)	—	—	—	54,028

*1	For liability items, gains are presented as negative and losses are presented as positive.

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

*4	Certain financial assets were transferred to Level 3 because the observability of the inputs used decreased.

*5	Certain financial assets were transferred from Level 3 because observable market data became available.

F-4
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in unrealized gains (losses) recognized in net income for Level 3 assets and liabilities held as of March 31, 2023 and 2024 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024
Assets:
Financial assets required to be measured at FVPL
Debt securities
Foreign corporate bonds	(14)	171
Investment funds	(2,420)	3,887
Equity securities	(413)	495
Derivative assets
Equity contracts	(393)	(2,816)
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	(84)	646
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	6	8
Foreign corporate bonds	598	1,315
Securitized products	(389)	1,461
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	(2,683)	(1,488)
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	1,410	3,270
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
Equity instruments measured at fair value through other comprehensive income as of March 31, 2023 and 2024 comprise the following:

	Yen in millions
	March 31
	2023	2024
Marketable equity instruments	103,270	67,834
Non-marketable equity instruments	324,028	249,181

Total	427,298	317,015

Significant marketable equity instruments measured at fair value through other comprehensive income as of March 31, 2023 and 2024 are as follows:

	Yen in millions
	March 31
	2023	2024
Bilibili Inc.	54,214	29,410
ANYCOLOR Inc.	10,061	8,568
KADOKAWA Corporation	8,017	7,545
Toei Animation Co., Ltd.	10,407	—

8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The balances of the
non-marketable
instruments measured at fair value through other comprehensive income by major sector categories as of March 31, 2023 and 2024 are as follows:

	Yen in millions
	March 31
	2023	2024
Entertainment *1	259,214	187,294
Manufacturing *2	35,182	34,610
Information technology, Communication and Service *3	27,136	24,348

*1	Major investments included Epic Games, Inc. and Scopely, Inc. as of March 31, 2023.

Major investments included Epic Games, Inc. as of March 31, 2024.

*2	Major investments included Nichia Corporation.

*3	Major investments included Semiconductor Energy Laboratory Co., Ltd.
In order to enhance the efficiency of using assets held effectively, Sony derecognizes equity instruments measured at fair value through other comprehensive income upon the sale of the investment. Information relating to investments derecognized during the fiscal years ended March 31, 2023 and 2024 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024
Fair value at derecognition	625	86,265
Cumulative amount recognized in other comprehensive income, net of tax *	(298)	12,326
Dividend received	8	122

*	The cumulative amount recognized in other comprehensive income, net of tax, was transferred to retained earnings upon derecognition of the equity instruments.

(3)	Financial instruments measured at amortized cost
The fair values by fair value hierarchy level of certain financial instruments that are measured at amortized cost as of March 31, 2023 and 2024 are summarized as follows:

	Yen in millions
	March 31, 2023 Restated
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Foreign corporate bonds	—	4,814	—	4,814	4,796
Securitized products	—	—	324,153	324,153	331,354
Other	—	41	1,173	1,214	1,224
Housing loans in the banking business	—	—	3,184,060	3,184,060	3,129,393

Total assets	—	4,855	3,509,386	3,514,241	3,466,767

Liabilities:
Long-term debt including the current portion	—	1,343,077	67,844	1,410,921	1,423,392
Investment contract liabilities	—	55,523	—	55,523	55,779

Total liabilities	—	1,398,600	67,844	1,466,444	1,479,171

F-
49

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese corporate bonds	—	9,957	—	9,957	9,950
Foreign corporate bonds	—	3,413	—	3,413	3,386
Securitized products	—	—	378,389	378,389	378,736
Other	—	41	4,368	4,409	4,409
Housing loans in the banking business	—	—	3,634,011	3,634,011	3,574,468

Total assets	—	13,411	4,016,768	4,030,179	3,970,949

Liabilities:
Long-term debt including the current portion	—	1,606,340	78,935	1,685,275	1,704,102
Investment contract liabilities	—	59,578	—	59,578	60,392

Total liabilities	—	1,665,918	78,935	1,744,853	1,764,494

The table above does not include financial instruments measured at amortized cost whose carrying amounts approximate their fair values mainly due to their short-term nature.
The fair values of long-term debt, including the current portion classified as Level 2, were estimated mainly based on discounted future cash flows using Sony’s current rates for similar liabilities.
The fair values of investment contract liabilities classified as Level 2 were determined by using the present value of expected cash flows based on risk-free interest rate yield curves adjusted for items such as credit risk.
Financial instruments classified as Level 3 mainly include housing loans in the banking business, securitized products and certain bonds issued by Sony. In determining the fair value of such financial instruments, Sony uses the present value of expected cash flows based on risk-free interest rate yield curves adjusted for items such as credit risk.

(4)	Income and expenses related to financial instruments in the Financial Services segment
Income and expenses related to financial instruments in the Financial Services segment are recorded in other financial services revenue and other financial services expenses in the consolidated statements of income. Income and expenses related to financial instruments in all segments other than Financial Services segment are recorded in financial income and financial expenses in the consolidated statements of income. Refer to Note 24 for the details of financial income and financial expenses.
The breakdown of income and expenses related to financial instruments in the Financial Services segment for the fiscal years ended March 31, 2022, 2023 and 2024 is as follows:

	Yen in millions
	March 31, 2022
	Financial instruments required to be measured at FVPL	Financial instruments designated to be measured at FVPL	Financial assets measured at AC	Financial liabilities measured at AC	Debt instruments measured at FVOCI	Equity instruments measured at FVOCI	Total
Income*
Net gains (losses) recognized in profit or loss	225,922	(6,673)	14,765	(49,110)	148,813	—	333,717
Total interest income	—	—	32,839	—	180,006	—	212,845
Dividend income	—	—	—	—	—	85	85
Expenses
Total interest expenses	—	—	—	3,838	—	—	3,838
Impairment losses (gains) on financial assets	—	—	19	—	24	—	43

F-5
0

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2023 Restated
	Financial instruments required to be measured at FVPL	Financial instruments designated to be measured at FVPL	Financial assets measured at AC	Financial liabilities measured at AC	Debt instruments measured at FVOCI	Equity instruments measured at FVOCI	Total
Income*
Net gains (losses) recognized in profit or loss	56,150	(109,480)	14,242	(58,484)	141,189	—	43,617
Total interest income	—	—	38,787	—	184,519	—	223,306
Dividend income	—	—	—	—	—	195	195
Expenses
Total interest expenses	—	—	—	29,867	—	—	29,867
Impairment losses (gains) on financial assets	—	—	144	—	8	—	152

	Yen in millions
	March 31, 2024
	Financial instruments required to be measured at FVPL	Financial instruments designated to be measured at FVPL	Financial assets measured at AC	Financial liabilities measured at AC	Debt instruments measured at FVOCI	Equity instruments measured at FVOCI	Total
Income*
Net gains (losses) recognized in profit or loss	857,653	(120,317)	5,279	(105,974)	257,902	—	894,543
Total interest income	—	—	52,060	—	191,209	—	243,269
Dividend income	—	—	—	—	—	459	459
Expenses
Total interest expenses	—	—	—	72,488	—	—	72,488
Impairment losses (gains) on financial assets	—	—	(42)	—	(3)	—	(45)

*	Income includes investment returns which occurred in the insurance business. Refer to Note 13.

6.	Financial risk management

(1)	Capital risk
Sony uses Return on Equity (“ROE”) as an indicator for capital risk management.

	March 31
	2023 Restated	2024
ROE*	16.4%	13.7%

*	ROE is calculated using equity attributable to Sony Group Corporation’s stockholders.
Sony manages capital separately for the Financial Services segment and the Sony Group without the Financial Services segment because certain subsidiaries in the Financial Services segment are subject to the below restrictions. Sony also refers to the ratio of stockholders’ equity to total assets of the Sony Group without the Financial Services segment to ensure financial soundness.
In the Financial Services segment, Sony is required to maintain the soundness indicators at a certain level or higher based on the Insurance Business Act and the Banking Act of
Japan. Material requirements which Sony is subject to are as follows:
Insurance business: Maintain solvency margin ratio
The life insurance subsidiary and the
non-life
insurance subsidiary have maintained a solvency margin ratio required by
the Japanese domestic criteria.

F-5
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Banking business: Maintain capital adequacy ratio
The banking subsidiary has maintained a capital adequacy ratio required by
the Japanese domestic criteria.
Accordingly, lending and borrowing between subsidiaries in the Financial Services segment and the other companies within Sony Group is strictly limited. The carrying amounts of total assets of Sony Financial Group Inc. (“SFGI”) as of March 31, 2023 and 2024 are 19,912,827 million yen and 20,877,128 million yen, respectively. The carrying amounts of total liabilities of SFGI as of March 31, 2023 and 2024 are 18,728,102 million yen and 19,763,959 million yen, respectively. The amounts as of March 31, 2023 have been restated in accordance with IFRS 17.

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
Price sensitivity analysis
The table below shows the effects on income before income taxes and other comprehensive income (before considering the tax effects) as of March 31, 2023 and 2024 if market prices of marketable equity instruments (e.g., stocks) had decreased by 10%.

	Yen in millions
	March 31
	2023	2024
Income before income taxes	(11,734)	(24,621)
Other comprehensive income (before considering the tax effects)	(9,800)	(6,116)

F-5
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Liquidity risk
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
Liquidity Management and Market Access
An important financial objective of Sony is to maintain the strength of its financial condition, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans. Sony Group Corporation, Sony Global Treasury Services Plc (“SGTS”), a finance subsidiary in the U.K. and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,257.1 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2024. There were no amounts outstanding under the CP programs as of March 31, 2024. If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 766.4 billion yen in unused committed lines of credit, as of March 31, 2024. Details of those committed lines of credit are: a 350.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid. Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets. However, in the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.
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
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Banking business in the Financial Services segment
In the banking business in the Financial Services segment, by formulating and conforming with liquidity risk management policies, Sony manages its liquidity risks. Sony defines liquidity risk as cash flow risk and market liquidity risk. Cash flow risk is the risk associated with losses due to Sony’s inability to make cash payments because of a failure to maintain sufficient cash reserves at settlement, as well as risks associated with losses if Sony is forced to raise funds under unfavorable conditions in order to fulfill cash payment obligations. The levels of cash flow risks are classified into phases based on the degree of pressure, and methods of risk management and reporting are set out for each phase, while guidelines are formulated and reviewed as necessary. Market liquidity risk is the risk associated with losses due to Sony’s inability to conduct market transactions, in particular due to an inability to unwind its market position at a given time, or due to Sony being forced to complete transactions under unfavorable market conditions, due to market turmoil or other factors. To manage market liquidity risk, Sony works to understand market liquidity conditions that pertain to the types of products it handles. Sony formulates and revises guidelines on a product-by-product
basis, as necessary. The aforementioned liquidity risk management is carried out by the risk management division. The division periodically reports risk management conditions to the banking subsidiary’s Board of Directors and Executive Committee. In addition, the banking subsidiary’s internal audit division conducts audits of the risk management conditions.
Maturity analysis
The following table summarizes Sony’s financial liabilities as of March 31, 2023 and 2024.

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

F-5
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2023
	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Derivative contracts
—Net settled
Paid	32,881	27,820	769	1,076	912	918	1,386
Derivative contracts
—Gross settled
Received	29,092	25,894	156	3,042	—	—	—
Paid	29,977	26,960	10	3,007	—	—	—

	Yen in millions
	March 31, 2024
	Carrying amount	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Deposits from customers in the banking business *1	3,845,607	3,870,349	3,687,051	22,043	11,422	2,728	3,069	144,036
Bonds	544,078	554,986	42,236	112,112	126,786	101,302	80,974	91,576
Borrowings	2,972,629	3,013,803	1,909,097	84,525	259,511	231,829	156,945	371,896
Loan commitments	—	50,965	50,965	—	—	—	—	—
Derivative liabilities *2	29,287	29,557	23,465	1,179	1,178	1,145	953	1,637
Guarantee deposits received	44,864	44,864	31,479	135	9	24	10	13,207
Redeemable noncontrolling interests	54,028	54,389	—	14,794	25,740	99	5,292	8,464

	Yen in millions
	March 31, 2024
	Carrying amount	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years
Lease liabilities	571,726	671,899	106,505	96,090	85,917	68,624	57,850
		5 years to 6 years	6 years to 7 years	7 years to 8 years	8 years to 9 years	9 years to 10 years	10+ years
		51,240	47,630	37,279	29,390	21,954	69,420

*1	Demand deposits are included in the “Within 1 year” category.

*2	Breakdown of net settlements and gross settlements in the derivative liabilities are presented below.

	Yen in millions
	March 31, 2024
	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Derivative contracts
—Net settled
Paid	28,220	22,128	1,179	1,178	1,145	953	1,637
Derivative contracts
—Gross settled
Received	49,187	49,187	—	—	—	—	—
Paid	50,524	50,524	—	—	—	—	—

(5)	Foreign exchange risk
For foreign exchange risk inherent in the insurance business, which is included in the Financial Services segment, refer to Note 13. For foreign exchange risk inherent in the banking business, which is included in the Financial Services segment, refer to (7) Market risks for the banking business.

F-5
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

	Yen in millions
	March 31
	2023	2024
U.S. dollar	45,316	81,000
Euro	1,459	282

*	Net exposures resulting in a liability are presented as negative and net exposures resulting in an asset are presented as positive.
Sensitivity analysis
The table below shows the effects on the income before income taxes regarding the financial instruments denominated in foreign currencies held by Sony as of March 31, 2023 and 2024 if the Japanese yen had strengthened by 10% against the U.S. dollar or euro. If the Japanese yen had weakened by 10% against the U.S. dollar or euro, there would be an opposite impact on income before income taxes in the same amount. This analysis was performed based on the assumption that all other variables stay the same.

	Yen in millions
	March 31
	2023	2024
U.S. dollar	(4,532)	(8,100)
Euro	(146)	(28)

(6)	Credit risk
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
The Financial Services segment formulates Fundamental Principles for Risk Management and manages risks depending on its subsidiaries’ size, characteristics and business. Risk Management Guidelines in the

F-5
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Financial Services segment establish a detailed framework for risk management, and each of the subsidiaries in the Financial Services segment has developed a framework for risk management on its own depending on the characteristics of financial assets, including issuer credit risk on debt securities, counterparty risks and risks related to loans to individuals, including credit screenings, credit limits, the management of credit information, credit ratings, the setting of guarantees or collateral and the handling of problem assets on a case-by-case
basis. Relevant departments of subsidiaries in the Financial Services segment periodically report risk management conditions to their Boards of Directors.
Risk exposure analysis

(a)	Changes in the loss allowances
Trade and other receivables, and contract assets including
non-current
other receivables in the Pictures segment

	Yen in millions
	Lifetime expected credit losses
	Fiscal year ended March 31
	2023	2024
Balance at beginning of the fiscal year	31,341	27,534

Changes due to financial assets recognized at beginning of the fiscal year:
— Financial assets that have been derecognized	(4,568)	(2,018)
New financial assets originated or purchased	6,401	9,464
Write-offs	(6,647)	(5,990)
Changes in models/risk parameters	(1,409)	643
Foreign exchange and other movements	2,416	3,433

Balance at end of the fiscal year	27,534	33,066

Debt Securities
	Yen in millions
	12-month expected credit losses *
	Fiscal year ended March 31
	2023	2024
Balance at beginning of the fiscal year	53	61

Changes due to financial assets recognized at beginning of the fiscal year:
— Financial assets that have been derecognized	(4)	(10)
New financial assets originated or purchased	13	8
Changes in models/risk parameters	(1)	(1)
Foreign exchange and other movements	—	—

Balance at end of the fiscal year	61	58

*
For all debt securities, Sony considers that the credit risk has not increased significantly since initial recognition, and therefore the loss allowance is measured at an amount equal to
12-months
of expected credit losses.

Substantially all of the loss allowances for debt securities are for debt securities measured at fair value through other comprehensive income as of March 31, 2023 and 2024.

F-5
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Loans

	Yen in millions
	12-month expected credit losses	Lifetime expected credit losses	Total
Balance as of April 1, 2022	164	927	1,091
Changes due to financial assets recognized as of April 1, 2022:
— Transfer to lifetime expected credit losses	(1)	1	—
— Transfer to 12-month expected credit losses	80	(80)	—
— Financial assets that have been derecognized	(6)	(285)	(291)
New financial assets originated or purchased	51	20	71
Changes in models/risk parameters	25	241	266
Foreign exchange and other movements	—	—	—

Balance as of March 31, 2023	313	824	1,137

Changes due to financial assets recognized as of March 31, 2023:
— Transfer to lifetime expected credit losses	(1)	1	—
— Transfer to 12-month expected credit losses	106	(106)	—
— Financial assets that have been derecognized	(24)	(227)	(251)
New financial assets originated or purchased	45	823	869
Changes in models/risk parameters	(162)	187	24
Foreign exchange and other movements	—	—	—

Balance as of March 31, 2024	277	1,502	1,779

Loans that are credit-impaired as of March 31, 2023 and 2024 were not significant.

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
The carrying amount of the financial assets, without taking into account any collateral held or credit enhancements, represents Sony’s maximum exposure to credit risk on these assets. For maximum exposure to credit risk of securities to which impairment requirements in IFRS 9 “Financial Instrument” (“IFRS 9”) are not applied without taking into account any collateral held or other credit enhancements, refer to Note 5.
In the Financial Services segment, housing loans have sufficient collateral, which results in no significant loss allowance being recognized. In addition, certain securities received as collateral for short-term lending transactions are permitted to be sold or repledged. The fair value of the securities which were not sold or repledged as collateral was 4,691 million yen
 as
of March 31, 2023 and
no
ne
as of March 31, 2024. None of the securities were sold or repledged as collateral as of March 31, 2023 or 2024. The securities are not recognized in the consolidated statements of financial position until being sold or repledged as collateral.

8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(c)	Credit risk exposure by risk rating grades
Credit risk exposure by risk rating grades as of March 31, 2023 and 2024, is as follows:
Trade and other receivables, and contract assets including
non-current
other receivables in the Pictures segment

	Yen in millions
	March 31
	2023	2024
Outstanding receivables by overview period of overdue (Gross carrying amount)
Not past due or due within 30 days	1,849,112	2,224,058
Due over 30 to 90 days	46,332	47,942
Due over 90 days	63,519	75,740

Total	1,958,963	2,347,740

Debt securities
Debt securities held in the Financial Services segment are substantially all composed of investment grade debt securities, and, as a financial instrument subject to IFRS 9 impairment requirements,
12-month
expected losses are recorded.
The following table shows an analysis of the gross carrying amount for debt securities measured at amortized cost or at fair value through other comprehensive income based on a credit rating system in the Financial Services segment, which is primarily a composite of external credit ratings as of March 31, 2023 and 2024.

	Yen in millions
	March 31
	2023 Restated	2024
Debt securities by credit ratings (Gross carrying amount)
AAA	536,009	659,016
AA	2,807,684	3,122,639
A	7,328,136	7,111,836
BBB	9,625	15,668
Other	6,434	3,004

Total	10,687,888	10,912,163

Loans
Loans held in the banking business in the Financial Services segment are regularly reassessed by the credit ratings of debtors, and as a financial instrument subject to IFRS 9 impairment requirements,
12-month
or lifetime expected credit losses are recorded depending on whether or not the credit risk has increased significantly since initial recognition or not.

F-
59

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table shows an analysis of the gross carrying amount for loans measured at amortized cost based on credit ratings by debtors in the banking business in the Financial Services segment as of March 31, 2023 and 2024.

	Yen in millions
	March 31, 2023
	Normal*			Other than Normal			Total
	12-month expected credit losses	Lifetime expected credit losses	Sub total	12-month expected credit losses	Lifetime expected credit losses	Sub total
Loans
Housing loans	3,124,410	140	3,124,550	2,173	3,350	5,523	3,130,073
Other	16,852	242	17,094	4	74	78	17,172

Total	3,141,262	382	3,141,644	2,177	3,424	5,601	3,147,245

	Yen in millions
	March 31, 2024
	Normal*			Other than Normal			Total
	12-month expected credit losses	Lifetime expected credit losses	Sub total	12-month expected credit losses	Lifetime expected credit losses	Sub total
Loans
Housing loans	3,570,142	247	3,570,389	1,998	2,706	4,704	3,575,093
Other	15,755	378	16,133	5	96	101	16,234

Total	3,585,897	625	3,586,522	2,003	2,802	4,805	3,591,327

*	Normal is defined as borrowers who have strong results and no particular problems with their financial position.

(d)	Credit risk for debt securities designated to be measured at fair value through profit or loss
The credit risk exposures for debt securities designated to be measured at fair value through profit or loss were 1,486,566 million yen, and 1,243,109 million yen as of March 31, 2023 and 2024, respectively. The changes in the fair value attributable to the changes in credit risk were an increase of 509 million yen for the fiscal year ended March 31, 2023 and a decrease of 969 million yen for the fiscal year ended March 31, 2024. The cumulative changes were an increase of 2,535 million yen and 1,566 million yen as of March 31, 2023 and 2024, respectively. The amounts as of March 31, 2023 have been restated in accordance with IFRS 17.

(7)	Market risks for the banking business
In the banking business, by formulating and conforming with market risk management policies, Sony manages the risk of loss for when the value of assets and liabilities (including off-balance-sheet
items), and income from assets and liabilities could be adversely affected by changes in various market risk factors, such as interest rates, exchange rates and stock prices. Market risk management policies specify details such as risk management methods and procedures. Based on ALM and risk management policies determined by the banking subsidiary’s Board of Directors, an ALM committee and a risk management committee typically meet once each month to understand and confirm actual conditions and deliberate future measures and risk conditions. On a daily basis, the risk management division maintains an overall understanding of interest, exchange rates and durations of financial assets and liabilities, and monitors Value at Risk (“VaR”), which quantifies the maximum expected loss which could occur during a given holding period and at a given probability, and interest rate sensitivity analysis, and confirms regulatory compliance. Sony also conducts interest rate swaps and other derivative transactions to hedge against interest and exchange rate fluctuation risks. VaR is calculated by the historical method
(time period:

250
days, confidence level:
99.0
%)
and is used for quantitative analysis in managing interest and exchange rate fluctuation risks. The total market risk volume as of March 31, 2023 and 2024 was
21,433
 million yen and
18,046

million yen, respectively. VaR
is based on the assumption that risk parameters other than interest rates and exchange rates are fixed. In the event that fluctuations exceed the rational forecast band for interest and exchange rates, the risk impact may exceed the amount calculated. The aforementioned market risk management is carried out primarily by the risk management division. The division periodically reports risk management conditions to the banking subsidiary’s Board of Directors and Executive Committee. In addition, the banking subsidiary’s internal audit division conducts audits of the risk management conditions
.

F-6
0

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(8)	Effect of IBOR reform
Due to the reform and replacement of benchmark interest rates such as the London Interbank Offered Rate (“LIBOR”), the use of other interbank offered rates (“IBORs”) has become a priority for global regulators. The use of LIBOR ceased as of December 31, 2021, except for the use of certain U.S. dollar (“USD”) LIBORs. USD LIBOR was abolished and lost its representativeness as of June 2023.
As mentioned above, the JPY and GBP IBORs were abolished on December 31, 2021 and replaced by alternative interest rates such as the Tokyo Overnight Average Rate and the Sterling Overnight Index Average. USD LIBOR was abolished on June 30, 2023 and replaced by the Secured Overnight Financing Rate (SOFR).
For contracts that used USD LIBOR as of March 31, 2023, Sony has completed the amendment of agreements for the transition to alternative interest rate benchmarks as of March 31, 2024.

7.	Inventories
Inventories are comprised of the following:

	Yen in millions
	March 31
	2023	2024
Finished products	1,028,614	1,028,359
Work in process	244,140	314,020
Raw materials, purchased components and supplies	195,288	176,265

Inventories	1,468,042	1,518,644

For the fiscal years ended March 31, 2022, 2023 and 2024 the write-downs of inventories were 80,546 million yen, 110,901 million yen and 117,633 million yen, respectively.
For the fiscal years ended March 31, 2022, 2023 and 2024 the amounts of inventories expensed and included in cost of sales were 2,495,769 million yen, 3,317,553 million yen, and 3,635,969 million yen, respectively. Included within these amounts for the fiscal years ended March 31, 2022, 2023 and 2024 were employee benefits expenses of 282,765 million yen, 238,133 million yen and 307,041 million yen, respectively, and depreciation and amortization expenses of 201,860 million yen, 189,230 million yen and 287,798 million yen, respectively. Other cost of sales mainly consists of material costs, subcontractor costs and other professional service fees.

8.	Investments in associates and joint ventures
There are no associates or joint ventures that are individually material to Sony.
The carrying amounts of investments in associates and joint ventures that are not individually material to Sony, as of March 31, 2023 and 2024 are as follows:

	Yen in millions
	March 31
	2023	2024
Investments accounted for using the equity method
Associates	279,640	363,611
Joint ventures	45,580	60,133

Total	325,220	423,744

F-6
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony’s share of comprehensive income, profit or loss and other comprehensive income, of associates and joint ventures that are not individually material to Sony for the fiscal years ended March 31, 2022, 2023 and 2024 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023	2024
Share of profit or loss
Associates	21,920	22,637	19,727
Joint ventures	1,726	1,812	(9,225)

Total	23,646	24,449	10,502

Share of other comprehensive income
Associates	2,077	3,659	5,311
Joint ventures	1	40	37

Total	2,078	3,699	5,348

Share of comprehensive income
Associates	23,997	26,296	25,038
Joint ventures	1,727	1,852	(9,188)

Total	25,724	28,148	15,850

On January 31, 2024, Sony Bank Inc. (“Sony Bank”), a wholly-owned subsidiary of Sony, transferred a portion of its shares of Sony Payment Services Inc. (“Sony Payment Services”), which was a consolidated subsidiary of Sony Bank, to a special purpose company established by private equity funds which are managed by Blackstone Inc. and its affiliates. Upon the transfer, Sony Payment Services became an affiliate of Sony accounted for using the equity method and Sony has recorded a total of
19,763

million yen in other operating (income) expense, net for the fiscal year ended March 31, 2024, reflecting both a realized gain on the shares transferred and a remeasurement gain based on the fair value of the shares Sony will continue to hold after the transfer. The amounts of assets and liabilities of Sony Payment Services that were derecognized as a result of the transfer were not material.

F-6
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

9.	Property, plant and equipment
The changes in property, plant and equipment for the fiscal years ended March 31, 2023 and 2024 are as follows:

	Yen in millions
	Land	Buildings	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2022:
Cost	78,160	832,785	1,953,985	145,940	3,010,870
Accumulated depreciation and impairment losses	(37)	(515,313)	(1,381,020)	(1,287)	(1,897,657)

Carrying amount	78,123	317,472	572,965	144,653	1,113,213

Changes in carrying amount:
Additions	700	17,369	112,351	364,450	494,870
Acquisitions through business combinations	—	168	2,480	5,939	8,587
Reclassifications	75	75,608	232,218	(314,742)	(6,841)
Disposals or classified as held for sale *1	(876)	(1,610)	(2,793)	(644)	(5,923)
Depreciation *2	—	(33,682)	(234,530)	—	(268,212)
Impairment losses	—	(317)	(570)	(52)	(939)
Translation adjustment	1,232	8,931	5,315	531	16,009
Other	—	(4,636)	(1,264)	—	(5,900)

Total changes	1,131	61,831	113,207	55,482	231,651

Balance as of March 31, 2023:
Cost	79,291	921,156	2,202,010	201,299	3,403,756
Accumulated depreciation and impairment losses	(37)	(541,853)	(1,515,838)	(1,164)	(2,058,892)

Carrying amount	79,254	379,303	686,172	200,135	1,344,864

Changes in carrying amount:
Additions	6,068	14,886	100,199	374,735	495,888
Acquisitions through business combinations	—	912	472	12	1,396
Reclassifications	616	76,731	314,967	(394,995)	(2,681)
Disposals or classified as held for sale *1	(2,077)	(2,361)	(3,416)	(1,414)	(9,268)
Depreciation *2	—	(39,781)	(281,807)	—	(321,588)
Impairment losses	—	(76)	(258)	(11)	(345)
Translation adjustment	2,085	15,913	7,366	5,729	31,093
Other	—	(1,744)	(15,032)	57	(16,719)

Total changes	6,692	64,480	122,491	(15,887)	177,776

Balance as of March 31, 2024:
Cost	85,983	1,033,758	2,551,174	185,287	3,856,202
Accumulated depreciation and impairment losses	(37)	(589,975)	(1,742,511)	(1,039)	(2,333,562)

Carrying amount	85,946	443,783	808,663	184,248	1,522,640

*1	An asset or disposal group for which the cash flows are expected to arise principally from sale rather than continuing use is classified to current asset as an asset held for sale.

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

F-6
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(1)	Right-of-use assets as a lessee
The changes in ROU assets for the fiscal years ended March 31, 2023 and 2024 are as follows:

	Yen in millions
	Land	Buildings	Machinery and equipment	Total
Balance as of April 1, 2022:
Carrying amount	17,800	375,268	20,362	413,430

Changes in the carrying amount
Increase due to new lease agreements and remeasurement of lease liabilities	1,533	90,395	36,604	128,532
Decrease due to termination of lease agreements and remeasurement of lease liabilities	(3,323)	(10,654)	(214)	(14,191)
Depreciation	(1,171)	(77,368)	(7,808)	(86,347)
Other	399	35,422	818	36,639

Total changes	(2,562)	37,795	29,400	64,633

Balance as of March 31, 2023:
Carrying amount	15,238	413,063	49,762	478,063

Changes in the carrying amount
Increase due to new lease agreements and remeasurement of lease liabilities	177	73,038	25,179	98,394
Decrease due to termination of lease agreements and remeasurement of lease liabilities	(74)	(10,396)	(467)	(10,937)
Depreciation	(1,169)	(82,576)	(11,097)	(94,842)
Other	643	31,379	695	32,717

Total changes	(423)	11,445	14,310	25,332

Balance as of March 31, 2024:
Carrying amount	14,815	424,508	64,072	503,395

(2)	Income, expenses, and cash flows (except for depreciation) arising from lease contracts as a lessee and lessor are as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023	2024
Interest expenses on lease liabilities	8,223	10,382	12,833
Expenses related to short-term leases accounted for applying an exemption	19,764	36,807	20,798
Income from subleases	(2,256)	(1,784)	(1,589)
Net cash outflows for leases	83,546	89,681	100,438
Refer to Note 6 for the maturity analysis of Sony’s financial liabilities including lease liabilities.

F-6
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

11.	Goodwill and intangible assets

(1)	Goodwill
The changes in goodwill for the fiscal years ended March 31, 2023 and 2024 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024
Balance at beginning of the fiscal year
Cost	1,312,615	1,649,041
Accumulated impairments	(359,720)	(373,929)

Carrying amount	952,895	1,275,112

Increase (decrease) due to:
Acquisitions *	274,499	70,791
Disposals or classified as held for sale	(445)	(14,491)
Impairments	—	—
Translation adjustments	48,163	155,688

Total changes	322,217	211,988

Balance at end of the fiscal year
Cost	1,649,041	1,884,627
Accumulated impairments	(373,929)	(397,527)

Carrying amount	1,275,112	1,487,100

*	Refer to Note 30 for the details of the acquisitions.
The carrying amounts of goodwill by segment as of March 31, 2023 and 2024 are as follows:

	Yen in millions
	March 31
	2023	2024
Game & Network Services *1	407,121	465,647
Music *2	579,969	710,888
Pictures *3	259,055	279,949
Entertainment, Technology & Services	14,654	15,829
Imaging & Sensing Solutions	3,479	3,953
Financial Services	10,834	10,834
All Other	—	—

Total	1,275,112	1,487,100

*1	Game & Network Services
All of the goodwill shown in the G&NS line of the table above is allocated to a group of CGUs which comprise the entire G&NS segment.
Intangible assets with indefinite useful lives related to the G&NS business have carrying amounts of 57,409 million yen and 57,438 million yen, as of March 31, 2023 and 2024, respectively, which are included in “Other intangible assets.” Intangible assets with indefinite useful lives include the trademark for PlayStation
®
, which is assessed to have an indefinite useful life as the trademark for PlayStation
®
is utilized as the core trademark for Sony’s products and services throughout the G&NS segment and Sony expects to continue using the trademark in the foreseeable future as well.
The recoverable amount of the group of CGUs is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP. A terminal value after the final year of the total forecasted period is determined by utilizing a perpetual growth rate. The growth rate and the pre-tax
discount rate were 1.5% and 10.8% as of March 31, 2023, and 1.5% and 9.6% as of March 31, 2024, respectively.

F-6
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

*2	Music
Goodwill shown in the Music line of the table above is primarily allocated to the worldwide recorded music and the worldwide music publishing CGUs excluding operations in Japan.
Goodwill related to the worldwide recorded music CGU has carrying amounts of 255,834 million yen and 342,653 million yen, as of March 31, 2023 and 2024, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP. A terminal value after the final year of the total forecasted period is determined by utilizing a perpetual growth rate. The growth rate and the pre-tax
discount rate were 1.0% and 12.8% as of March 31, 2023, and 1.0% and 12.5% as of March 31, 2024, respectively.
Goodwill related to the music publishing CGU has carrying amounts of 290,833 million yen and 330,240 million yen, as of March 31, 2023 and 2024, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP. A terminal value after the final year of the total forecasted period is determined by utilizing a perpetual growth rate. The growth rate and the pre-tax
discount rate were 3.0% and 11.1% as of March 31, 2023, and 3.0% and 11.4% as of March 31, 2024, respectively.

*3	Pictures
Goodwill shown in the Pictures line of the table above is primarily allocated to the animation distribution CGU.
Goodwill related to the animation distribution CGU has carrying amounts of 124,265 million yen and 141,155 million yen, as of March 31, 2023 and 2024, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP, with revenues in years beyond the MRP based on declining growth rates. A terminal value is based on a revenue multiple applied to the final year of the total forecasted period. The growth rates beyond the MRP period were 5.0% to 15.0% and 5.0% to 12.0%, and the pre-tax
discount
rates
 were
16.2
% and
15.9
% as of March
31
,
2023
and
2024
, respectively.
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

F-6
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Content assets
The changes in content assets for the fiscal years ended March 31, 2023 and 2024 are as follows:

	Yen in millions
	Film costs	Broadcasting rights	Music catalogs	Artist contracts	Music distribution rights	Game content	Content assets Total
Balance as of April 1, 2022:
Cost	3,549,934	395,045	914,418	30,278	43,219	46,086	4,978,980
Accumulated amortization and impairment losses	(3,096,457)	(293,827)	(209,628)	(15,035)	(9,158)	(12,829)	(3,636,934)

Carrying amount	453,477	101,218	704,790	15,243	34,061	33,257	1,342,046

Changes in carrying amount:
Additions *1	526,273	83,491	27,839	942	35	10,725	649,305
Acquisitions through business combinations	419	7	607	—	1,171	46,079	48,283
Disposals or classified as held for sale	(38,899)	—	—	—	—	(7)	(38,906)
Amortization	(381,753)	(76,824)	(31,686)	(1,285)	(2,755)	(15,820)	(510,123)
Impairment losses	(13,815)	—	(236)	—	—	(152)	(14,203)
Translation adjustment	27,228	4,665	50,980	1,086	937	294	85,190
Other	—	—	—	—	—	290	290

Total changes	119,453	11,339	47,504	743	(612)	41,409	219,836

Balance as of March 31, 2023:
Cost	4,320,022	419,025	1,008,942	32,484	45,988	97,386	5,923,847
Accumulated amortization and impairment losses	(3,747,092)	(306,468)	(256,648)	(16,498)	(12,539)	(22,720)	(4,361,965)

Carrying amount	572,930	112,557	752,294	15,986	33,449	74,666	1,561,882

Changes in carrying amount:
Additions *1	329,104	97,028	20,842	3,061	146	83,757	533,938
Acquisitions through business combinations and other *2	—	—	229,884	15,075	2,627	—	247,586
Disposals or classified as held for sale	(35,927)	(7,371)	—	(224)	—	(227)	(43,749)
Amortization	(397,855)	(93,240)	(43,779)	(1,394)	(3,146)	(31,594)	(571,008)
Impairment losses	(13,454)	(883)	—	(16)	—	(1,064)	(15,417)
Translation adjustment	76,678	16,150	106,777	3,168	2,045	10,063	214,881

Total changes	(41,454)	11,684	313,724	19,670	1,672	60,935	366,231

Balance as of March 31, 2024:
Cost	5,216,247	528,970	1,401,970	54,131	52,498	170,058	7,423,874
Accumulated amortization and impairment losses	(4,684,771)	(404,729)	(335,952)	(18,475)	(17,377)	(34,457)	(5,495,761)

Carrying amount	531,476	124,241	1,066,018	35,656	35,121	135,601	1,928,113

* 1
The additions in Film costs include the cost of films internally produced and acquired from third party projects. Film costs acquired from third party projects are not a significant portion of Film costs recorded by Sony. The additions in Broadcasting rights, Music catalogs, Artist contracts and Music distribution rights mainly represent acquisitions through contracts with third parties. The additions in Game content primarily include internally developed game content for the fiscal year ended March 31, 2023 and include approximately equal amounts of internally developed game content and externally acquired game content for the fiscal year ended March 31, 2024.

*2	Refer to Notes 27 (7) and 30 (3).

F-6
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3) Other intangible assets
The changes in other intangible assets for the fiscal years ended March 31, 2023 and 2024 are as follows:

	Yen in millions
	Patent rights, know-how and license agreements	Customer relationships	Trademarks	Software	Television carriage contracts	Other	Total
Balance as of April 1, 2022
Cost	213,649	58,427	32,683	952,153	61,939	155,479	1,474,330
Accumulated amortization and impairment losses	(193,982)	(37,342)	(8,053)	(678,177)	(33,881)	(72,792)	(1,024,227)

Carrying amount	19,667	21,085	24,630	273,976	28,058	82,687	450,103
Changes in carrying amount:
Additions	6,432	—	17	117,019	—	3,323	126,791
Acquisitions through business combinations	2,056	9,237	16,655	26,298	—	38,394	92,640
Internal development	—	—	—	19,835	—	—	19,835
Disposals or classified as held for sale	(8)	(112)	(14)	(2,907)	—	(129)	(3,170)
Amortization	(8,152)	(9,437)	(4,290)	(94,821)	(3,954)	(14,566)	(135,220)
Impairment losses	(8)	(93)	—	(342)	—	(66)	(509)
Translation adjustment	156	1,483	1,516	3,715	2,176	613	9,659
Other	(1,121)	158	699	4,299	—	(322)	3,713

Total changes	(645)	1,236	14,583	73,096	(1,778)	27,247	113,739

Balance as of March 31, 2023:
Cost	201,243	66,593	51,747	1,045,743	66,583	199,311	1,631,220
Accumulated amortization and impairment losses	(182,221)	(44,272)	(12,534)	(698,671)	(40,303)	(89,377)	(1,067,378)

Carrying amount	19,022	22,321	39,213	347,072	26,280	109,934	563,842

Changes in carrying amount:
Additions	8,854	—	20	145,515	—	6,038	160,427
Acquisitions through business combinations	371	2,003	1,887	13	—	123	4,397
Internal development	—	—	—	20,096	—	—	20,096
Disposals or classified as held for sale	(16)	(1,697)	(616)	(5,576)	(33)	(244)	(8,182)
Amortization	(8,838)	(10,166)	(5,874)	(110,296)	(4,129)	(14,587)	(153,890)
Impairment losses	(16)	—	—	(8)	—	(571)	(595)
Translation adjustment	444	2,472	5,094	10,981	3,329	4,963	27,283
Other	97	—	(104)	2,193	—	38	2,224

Total changes	896	(7,388)	407	62,918	(833)	(4,240)	51,760

Balance as of March 31, 2024:
Cost	212,000	70,560	59,377	1,196,266	75,716	211,848	1,825,767
Accumulated amortization and impairment losses	(192,082)	(55,627)	(19,757)	(786,276)	(50,269)	(106,154)	(1,210,165)

Carrying amount	19,918	14,933	39,620	409,990	25,447	105,694	615,602

8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

12.	Impairment of non-financial assets
There were no material impairment losses for the fiscal years ended March 31, 2022, 2023 and 2024.

13.	Insurance contracts in the Financial Services segment

(1)	Significant judgments and estimates for insurance contracts

i)	Measurement methods and inputs for insurance contracts
The methods and main inputs used to measure insurance contracts are as follows:

	Weighted average (%)
	March 31
	2023	2024
Mortality rates	1.03%	1.02%
Lapse and surrender rates	3.15%	3.57%
Sony estimates the mortality and morbidity rates based on the historical and most recent actual outcomes and analyzes the historical experience and trends in data using statistical methods. When estimating the mortality and morbidity rates for each group of insurance contracts, Sony takes into account the characteristics of policyholders including gender, health conditions and smoking habits and the characteristics of the group of insurance contracts such as the selective effects over time. The estimates are revised in a timely manner to reflect changes in lifestyle, as well as changes in social conditions such as improvement of mortality and morbidity rates in the future.
Sony estimates the lapse and surrender rates based on the historical and most recent actual outcomes and determines the probability-weighted lapse and surrender rates for each group of insurance contracts by analyzing historical experience and trends in data using statistical methods. Lapse and surrender rates are estimated, taking into account both ordinary and dynamic lapses, and reflect the tendency to higher surrender rates when the yield on contracts increases or exceeds the guaranteed minimum for certain insurance contracts. In determining the lapse and surrender rates, historical actual data is considered. If there is no or little historical actual data, the actual results of similar products as well as domestic and overseas practical trends are used as reference.
Sony projects estimates of future expenses based on the current expense levels. The expenses comprise expenses directly attributable to the group of insurance contracts, including the allocation of fixed and variable overhead expenses. In addition, Sony applies inflation adjustments to the estimated expenses in future.

ii)	Discretionary participation features of future cash flows
For certain participating insurance contracts other than direct participating contracts, the effect of discretionary changes on the fulfillment cash flows is adjusted in the CSM. Although Sony has discretionary participation features related to the investment policy for these contracts, the investment policy is established based on the market conditions. Therefore, the effect of changes in assumptions that relate to financial risk on the investment policy is included in insurance finance income or expenses. In addition, since the dividend policy can be changed at Sony’s discretion, the effect of changes in the dividend policy on the fulfillment cash flows is adjusted in the CSM.

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
non-financial
risk by applying a
cost-of-capital
rate to the amount of capital required for each future reporting date and discounting the result using risk-free rates adjusted for illiquidity. The required

F-
69

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

capital is determined by estimating the probability distribution of the present value of future cash flows from insurance contracts at each future reporting date and calculating the capital that Sony would require to meet its contractual obligations to pay claims and expenses at a 99.5% confidence level for one year. The cost-of-capital
rate represents the additional reward that investors require for exposure to the non-financial
risk.
The weighted average cost-of-capital rates of Sony for the fiscal years ended March 31, 2023 and 2024 w ere
3.0
% and
3.0
%, respectively.
In addition, the risk adjustments determined by applying a cost of capital technique for the fiscal years ended March 31, 2023 and 2024 correspond to the confidence levels of 86.0% and 84.1% (time horizon: the life of the insurance contracts), respectively.

iv)	Discount rates
All cash flows are discounted using risk-free yield curves adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts. Sony determines the risk-free yield curves using the yields on government bonds. The yield curve is determined by incorporating long-term real interest rate and inflation expectations. Regarding extrapolation for the periods in which market data is not available, a method using an ultimate forward rate is applied. Specifically, Sony uses an ultimate forward rate of 3.5% and starts extrapolation in the 40th year (or the 30th year for U.S. dollar). The forward rates for the 41st year (or the 31st year for U.S. dollar) and onwards are extrapolated so that they will converge to the level of the ultimate forward rate in 30 years, using the Smith-Wilson method. To reflect the liquidity characteristics of the insurance contracts, the risk-free yield curves are adjusted by an illiquidity premium. Illiquidity premiums are determined by setting up a reference portfolio of Sony’s assets.
The table below sets out the yield curves used to discount the cash flows of insurance contracts for major currencies (converted at the spot rate).

	Yield curve (%)
	March 31
	2023		2024
Term	JPY	USD	JPY	USD
1 year	(0.10%)	4.73%	0.06%	5.11%
5 years	0.11%	3.65%	0.38%	4.25%
10 years	0.40%	3.54%	0.77%	4.25%
20 years	1.10%	4.00%	1.58%	4.63%
30 years	1.36%	3.71%	1.95%	4.37%
40 years	1.50%	3.54%	2.14%	4.07%

v)	Investment components
Sony identifies the investment component of an insurance contract by determining the amount that it is required to repay to the policyholder in all circumstances, regardless of whether an insured event occurs or not. These include circumstances in which an insured event occurs, or the contract matures or is terminated without an insured event occurring. Investment components are excluded from insurance revenue and insurance service expenses.

vi)	Determination of coverage units
The amount of the CSM of a group of insurance contracts that is recognized as insurance revenue in each period is determined by identifying the coverage units in the group and recognizing in profit or loss the amount of the CSM allocated to the coverage units provided during the current period. The number of coverage units is determined by considering for each contract the quantity of benefits provided and its expected coverage period. Specifically, Sony determines the quantity of benefits based on:

•	the death benefit amount in the case of contracts for which the death benefit amount increases or decreases based on the period (e.g., whole life, term life and variable life insurance contracts);

F-7
0

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

•	the premium amount proportionate to the insurance period in the case of contracts whose host contract and riders have different coverage types (e.g., disease and health insurance contracts); and

•	the cash surrender value (or the premium reserve during the annuity payment period) in the case of annuity contracts with investment-related services (e.g., individual variable annuity contracts).
Sony considers the characteristics of insurance contracts and aggregates the quantities of benefits related to insurance coverage, investment-return services and investment-related services when determining the relative weighting of the benefits provided to the policyholder by these services.

vii)	Claim development
Given that the actual amounts of claims do not materially differ from the undiscounted amounts of the claims previously estimated, information about claim development has not been disclosed for the fiscal year ended March 31, 2024.

F-7
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Reconciliation of insurance contract liabilities
The tables below show the changes in insurance contract liabilities for the fiscal years ended March 31, 2023 and 2024.

(a)	Changes in liabilities for remaining coverage and liabilities for incurred claims

	Yen in millions
	Liability for remaining coverage		Liability for incurred claims *4	Total
	Excluding loss component	Loss component
Balance as of April 1, 2022
Insurance contract assets *1	(84,000)	—	28,670	(55,330)
Insurance contract liabilities *2*3	13,004,073	53,820	126,778	13,184,671

Net amounts	12,920,073	53,820	155,448	13,129,341
Insurance revenue	(554,570)	—	—	(554,570)
Insurance service expenses
Incurred claims and other insurance service expenses	—	(3,493)	272,243	268,750
Amortization of insurance acquisition cash flows	113,433	—	—	113,433
Changes in liabilities for incurred claims	—	—	632	632
Losses and reversals of losses on onerous contracts	—	(602)	—	(602)

Total insurance service expenses	113,433	(4,095)	272,875	382,213

Insurance service result	(441,137)	(4,095)	272,875	(172,357)
Insurance finance expenses (income)	(927,674)	2,048	308	(925,318)

Total amounts recognized in comprehensive income	(1,368,811)	(2,047)	273,183	(1,097,675)
Investment component excluded from insurance revenue and insurance service expenses	(776,575)	—	776,575	—
Cash flows
Premiums received	1,609,362	—	—	1,609,362
Insurance acquisition cash flows	(145,272)	—	—	(145,272)
Claims and other insurance service expenses paid	—	—	(1,045,529)	(1,045,529)

Total cash flows	1,464,090	—	(1,045,529)	418,561
Other	(322)	67	(693)	(948)

Balance as of March 31, 2023
Insurance contract assets *1	(93,283)	—	32,532	(60,751)
Insurance contract liabilities *2*3	12,331,738	51,840	126,452	12,510,030

Net amounts	12,238,455	51,840	158,984	12,449,279
Insurance revenue	(586,115)	—	—	(586,115)
Insurance service expenses
Incurred claims and other insurance service expenses	—	(3,721)	276,809	273,088
Amortization of insurance acquisition cash flows	124,518	—	—	124,518
Changes in liabilities for incurred claims	—	—	5,008	5,008
Losses and reversals of losses on onerous contracts	—	4,592	—	4,592

Total insurance service expenses	124,518	871	281,817	407,206

Insurance service result	(461,597)	871	281,817	(178,909)
Insurance finance expenses (income)	244,793	2,663	(251)	247,205

Total amounts recognized in comprehensive income	(216,804)	3,534	281,566	68,296
Investment component excluded from insurance revenue and insurance service expenses	(944,520)	—	944,520	—
Cash flows
Premiums received	1,886,124	—	—	1,886,124
Insurance acquisition cash flows	(153,410)	—	—	(153,410)
Claims and other insurance service expenses paid	—	—	(1,212,518)	(1,212,518)

Total cash flows	1,732,714	—	(1,212,518)	520,196
Other	(199)	(41)	(167)	(407)

Balance as of March 31, 2024
Insurance contract assets *1	(90,377)	—	33,402	(56,975)
Insurance contract liabilities *2*3	12,900,023	55,333	138,983	13,094,339

Net amounts	12,809,646	55,333	172,385	13,037,364

F-7
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

*1	Insurance contract assets are included in other current assets or other non-current assets in the consolidated statements of financial position.

*2	The current portion of insurance contract liabilities is included in other current liabilities in the consolidated statements of financial position.

*3
As of April 1, 2022, March 31, 2023 and March 31, 2024, the carrying amounts of the current portion of insurance contract liabilities were 141,796 million yen, 145,057 million yen and 162,344 million yen, respectively, and the carrying amounts of the non-current portion of insurance contract liabilities were
 13,042,875 million yen, 12,364,973 million yen and 12,931,995 million yen, respectively.

*4
Risk adjustment for
non-financial
risk of insurance contracts measured under the PAA is not presented separately from the estimates of the present value of future cash flows but included in liabilities for incurred claims, since the amount is not considered material.

F-7
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(b)	Changes in insurance contract liabilities from insurance contracts not measured under the PAA by measurement component

	Yen in millions
	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	CSM	Total

Balance as of April 1, 2022
Insurance contract assets	(222,149)	10,092	156,727	(55,330)
Insurance contract liabilities	10,842,043	436,103	1,810,803	13,088,949

Net amounts	10,619,894	446,195	1,967,530	13,033,619
Changes that relate to future service
Changes in estimates that adjust the CSM	155,005	(29,046)	(125,959)	—
Changes in estimates that do not adjust the CSM	(735)	(2,512)	—	(3,247)
Effect of contracts initially recognized during the period	(318,707)	28,042	293,310	2,645

Total changes that relate to future service	(164,437)	(3,516)	167,351	(602)
Changes that relate to current service
CSM recognized in profit or loss for the services provided	—	—	(151,483)	(151,483)
Change in risk adjustment for non-financial risk due to release of risk	—	(23,466)	—	(23,466)
Experience adjustments	21,622	—	—	21,622

Total changes that relate to current service	21,622	(23,466)	(151,483)	(153,327)
Changes that relate to past service	(628)	(23)	—	(651)

Insurance service result	(143,443)	(27,005)	15,868	(154,580)
Insurance finance expenses (income)	(996,203)	1,357	69,528	(925,318)

Total amounts recognized in comprehensive income	(1,139,646)	(25,648)	85,396	(1,079,898)
Cash flows
Premiums received	1,479,110	—	—	1,479,110
Insurance acquisition cash flows	(130,221)	—	—	(130,221)
Claims and other insurance service expenses paid	(951,330)	—	—	(951,330)

Total cash flows	397,559	—	—	397,559
Other	(1,008)	470	(309)	(847)

Balance as of March 31, 2023
Insurance contract assets	(341,096)	39,067	241,278	(60,751)
Insurance contract liabilities	10,217,895	381,950	1,811,339	12,411,184

Net amounts	9,876,799	421,017	2,052,617	12,350,433
Changes that relate to future service
Changes in estimates that adjust the CSM	233,415	(18,328)	(215,087)	—
Changes in estimates that do not adjust the CSM	6,008	(3,532)	—	2,476
Effect of contracts initially recognized during the period	(403,124)	40,912	364,328	2,116

Total changes that relate to future service	(163,701)	19,052	149,241	4,592
Changes that relate to current service
CSM recognized in profit or loss for the services provided	—	—	(151,841)	(151,841)
Change in risk adjustment for non-financial risk due to release of risk	—	(26,899)	—	(26,899)
Experience adjustments	5,076	—	—	5,076

Total changes that relate to current service	5,076	(26,899)	(151,841)	(173,664)
Changes that relate to past service	255	(2)	—	253

Insurance service result	(158,370)	(7,849)	(2,600)	(168,819)
Insurance finance expenses (income)	185,948	3,262	57,995	247,205

Total amounts recognized in comprehensive income	27,578	(4,587)	55,395	78,386
Cash flows
Premiums received	1,748,139	—	—	1,748,139
Insurance acquisition cash flows	(138,544)	—	—	(138,544)
Claims and other insurance service expenses paid	(1,107,850)	—	—	(1,107,850)

Total cash flows	501,745	—	—	501,745
Other	(834)	52	76	(706)

Balance as of March 31, 2024
Insurance contract assets	(291,878)	27,824	207,079	(56,975)
Insurance contract liabilities	10,697,166	388,658	1,901,009	12,986,833

Net amounts	10,405,288	416,482	2,108,088	12,929,858

F-7
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Effect of contracts initially recognized in the year
The table below shows the effect of contracts initially recognized during the fiscal years ended March 31, 2023 and 2024 on measurement components of insurance contracts not measured under the PAA.

	Yen in millions
	Fiscal year ended March 31
	2023			2024
	Profitable contracts issued	Onerous contracts issued	Total	Profitable contracts issued	Onerous contracts issued	Total
Estimates of the present value of future cash outflows
Claims and other insurance service expenses	1,675,615	6,271	1,681,886	2,117,351	4,844	2,122,195
Insurance acquisition cash flows	144,128	2,142	146,270	143,674	2,203	145,877

Total estimates of the present value of future cash outflows	1,819,743	8,413	1,828,156	2,261,025	7,047	2,268,072
Estimates of the present value of future cash inflows	(2,141,084)	(5,779)	(2,146,863)	(2,666,256)	(4,940)	(2,671,196)

Total estimates of the present value of future cash flows	(321,341)	2,634	(318,707)	(405,231)	2,107	(403,124)
Risk adjustment for non-financial risk	28,031	11	28,042	40,903	9	40,912
CSM	293,310	—	293,310	364,328	—	364,328

Total effect on measurement components	—	2,645	2,645	—	2,116	2,116

(4)	Insurance revenue
The table below shows the breakdown of insurance revenue for the fiscal years ended March 31, 2023 and 2024.

	Yen in millions
	Fiscal year ended March 31
	2023	2024
Insurance contracts not measured under the PAA
Amounts relating to the changes in the liability for remaining coverage
Expected incurred claims and insurance service expenses	152,732	163,182
Changes in risk adjustments for non-financial risk due to release of risk	23,466	26,899
CSM recognized in profit or loss for services provided	151,483	151,841

Total amounts relating to the changes in the liability for remaining coverage	327,681	341,922
Recovery of insurance acquisition cash flows	98,234	109,824

Total insurance revenue for the insurance contracts not measured under the PAA	425,915	451,746
Insurance contracts measured under the PAA	128,655	134,369

Total insurance revenue	554,570	586,115

F-7
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(5)	Timing of when the CSM is expected to be recognized in profit or loss
The table below shows when Sony expects to recognize the CSM in profit or loss for insurance contracts not measured under the PAA as of March 31, 2023 and 2024.

	CSM
	Yen in millions
	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5 years to 10 years	More than 10 years	Total
As of March 31, 2023	120,412	112,562	105,060	97,082	89,903	367,009	1,160,589	2,052,617
As of March 31, 2024	125,233	117,663	109,776	100,912	92,671	376,011	1,185,822	2,108,088

(6)	Information of net investment returns and insurance finance income or expenses
The table below shows the information related to net investment returns on assets and insurance finance expenses (income) recognized in profit or loss and other comprehensive income for the fiscal years ended March 31, 2023 and 2024.

	Yen in millions
	Fiscal year ended March 31
	2023	2024
Amounts recognized in profit or loss
Net investment returns *1
Financial assets measured at FVPL	(59,193)	715,388
Interest income from debt instruments required to be measured at FVOCI	179,207	180,822
Currency exchange differences	93,858	156,970
Other	(12,374)	(35,463)

Total net investment returns	201,498	1,017,717

Insurance finance expenses (income) *2
Effect of changes in the value of underlying items of variable life insurance and individual variable annuity contracts and changes in interest rates and other financial risks	(176,328)	685,726
Interest accreted	174,107	183,188
Currency exchange differences	103,391	173,230
Other	(15,771)	(12,444)

Total insurance finance expenses (income)	85,399	1,029,700

Amounts recognized in profit or loss	116,099	(11,983)

Amounts recognized in other comprehensive income
Net investment returns
Underlying assets	(1,131,508)	(969,774)

Total net investment returns	(1,131,508)	(969,774)

Insurance finance expenses (income) *2
Effect of changes in interest rates and other financial risks	(1,010,761)	(782,495)
Other	44	—

Total insurance finance expenses (income)	(1,010,717)	(782,495)

Amounts recognized in other comprehensive income	(120,791)	(187,279)

Total net investment returns and insurance finance income or expenses	(4,692)	(199,262)

*1	Included in other financial services revenue in the consolidated statements of income.

*2	Expenses are presented as positive and income is presented as negative.

F-7
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(7)	Underlying items of insurance contracts measured under the variable fee approach
The table below shows the underlying items of insurance contracts measured under the variable fee approach and their fair values as of March 31, 2023 and 2024.

	Yen in millions
	March 31
	2023	2024
Cash and cash equivalents	23,723	19,411
Debt securities
Japanese national/local government bonds and corporate bonds	40,143	42,349
Foreign national/local government bonds and corporate bonds	157,724	312,919
Equity securities	1,107,400	1,855,432
Other	964	2,390

Total fair values of the underlying items of insurance contracts measured under the variable fee approach	1,329,954	2,232,501

(8)	Disclosure of transition to IFRS 17
Upon transition to IFRS 17 as of April 1, 2022, Sony determined that it would be impracticable to apply the full retrospective approach to certain groups of insurance contracts, as the necessary information was unavailable due to restrictions of contract data and systems in the past or it was impossible to recreate past estimation without the use of hindsight. Sony has applied alternative transition methods (the modified retrospective approach or the fair value approach) to groups of insurance contracts for which the full retrospective approach is impracticable as of the date of the transition.
Sony has applied the following approaches on transition to IFRS 17:

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
Modified retrospective approach
The objective of the modified retrospective approach was to achieve the closest outcome to retrospective application possible using reasonable and supportable information available without undue cost or effort. Sony has applied each of the following modifications only to the extent that it did not have reasonable and supportable information to apply IFRS 17 retrospectively.
Sony has applied the following modifications to certain groups of insurance contracts:

•
for groups of contracts issued, initiated or acquired from April 1, 1993 to March 31, 2015, the future cash flows on initial recognition were estimated by adjusting the amount as of April 1, 2015, which can be determined retrospectively, for the cash flows that were known to have occurred before that date;

•
for groups of contracts issued, initiated or acquired from April 1, 1993 to March 31, 2013, the illiquidity premiums applied to the observable risk-free yield curves on initial recognition were estimated by determining an average spread between the observable risk-free yield curves and the discount rates, which can be determined retrospectively, for the period from April 1, 2013 to March 31, 2022. The amount of insurance finance income or expenses recognized in accumulated other comprehensive income as of April 1, 2022 was calculated by using this discount rate; and

F-7
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

•	the risk adjustment for non-financial risk on initial recognition was determined by adjusting the amount as of April 1, 2022 for the expected release of risk before that date.
After applying such modifications to fulfillment cash flows, the CSM (or the loss component) on initial recognition was determined as follows:

•
the amount of the CSM recognized as profit or loss before April 1, 2022 was determined by comparing the remaining coverage units as of April 1, 2022 and the coverage units provided based on groups of insurance contracts before that date; and

•
the amount allocated to the loss component before April 1, 2022 was determined using the proportion of the loss component relative to the total estimate of the present value of the future cash outflows plus the risk adjustment for non-financial
risk on initial recognition.

Fair value approach
Under the fair value approach, the CSM (or the loss component) as of April 1, 2022 was determined as the difference between the fair value of a group of insurance contracts and the fulfillment cash flows at that date.
For all insurance contracts measured under the fair value approach, Sony used reasonable and supportable information available as of April 1, 2022 to determine the following matters:

•	how to identify groups of contracts;

•	whether a contract meets the definition of an insurance contract with direct participation features; and

•	how to identify discretionary cash flows for contracts without direct participation features.
For groups of contracts measured under the fair value approach, the discount rates on initial recognition were determined as of April 1, 2022 rather than at the date of initial recognition.
For all insurance contracts measured under the fair value approach, the amount of insurance finance income or expenses recognized in accumulated in other comprehensive income as of April 1, 2022 was determined to be zero.

8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The effects of transition to IFRS 17 on Sony’s consolidated financial statements are as follows:

i)	Insurance revenue and the CSM by transition approach
Upon transition to IFRS 17, Sony applied either the modified retrospective approach or the fair value approach for groups of insurance contracts where it was impracticable to fully apply IFRS 17 retrospectively. The table below shows insurance revenues by transition approach for the fiscal years ended March 31, 2023 and 2024, as well as the balances of the CSM by transition approach as of March 31, 2023 and 2024.

	Yen in millions
	Fiscal year ended March 31
	2023				2024
	Contracts measured under the modified retrospective approach at transition	Contracts measured under the fair value approach at transition	New contracts and contracts measured under the full retrospective approach at transition	Total	Contracts measured under the modified retrospective approach at transition	Contracts measured under the fair value approach at transition	New contracts and contracts measured under the full retrospective approach at transition	Total
Insurance revenue	190,199	26,988	337,383	554,570	185,731	27,079	373,305	586,115

CSM
Beginning balance of the fiscal year	912,623	26,938	1,027,969	1,967,530	864,530	58,008	1,130,079	2,052,617

Changes that relate to future service	(2,007)	34,088	135,270	167,351	(61,165)	32,341	178,065	149,241
Changes that relate to current service	(74,984)	(3,778)	(72,721)	(151,483)	(66,827)	(5,834)	(79,180)	(151,841)
Insurance finance expense (income)	29,352	1,107	39,069	69,528	26,954	1,673	29,368	57,995
Other	(454)	(347)	492	(309)	177	83	(184)	76

Ending balance of the fiscal year	864,530	58,008	1,130,079	2,052,617	763,669	86,271	1,258,148	2,108,088

ii)	Changes in accumulated other comprehensive income for financial assets measured at fair value through other comprehensive income due to the application of IFRS 17.
The table below shows the changes in accumulated other comprehensive income during the fiscal years ended March 31, 2023 and 2024 for financial assets measured at fair value through other comprehensive income, among investment assets related to groups of insurance contracts to which Sony applied the modified retrospective approach or the fair value approach as of the date of the transition.

	Yen in millions
	Fiscal year ended March 31
	2023	2024
Beginning balance of the fiscal year	(878,774)	(448,390)

Net change in fair value	590,737	618,978
Net amount reclassified to profit or loss	7,018	16,903
Related income tax	(167,371)	(178,046)

Ending balance of the fiscal year	(448,390)	9,445

iii)	Redesignation of financial assets at the application of IFRS 17
At the application of IFRS 17, Sony redesignated the measurement method of certain financial assets in order to mitigate accounting mismatches arising from the assets and liabilities in the insurance business. Mainly in the life insurance business, Sony mitigates accounting mismatches by designating certain debt securities to be

F-
79

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

measured at FVPL, to keep consistency with insurance finance income or expenses incurred from certain variable life insurance and individual variable annuity contracts.
Sony applied IFRS 9 before its application of IFRS 17 and redesignated the financial assets based on the facts and circumstances existing at the date of the application of IFRS 17 (April 1, 2023). For financial assets derecognized in the period from the date of transition to IFRS 17 (April 1, 2022) to the date of the application of IFRS 17, Sony applied the classification overlay approach and accounted for them based on the measurement method after redesignation. The table below shows the measurement method and carrying amounts of the financial assets affected by such redesignation before and after the application of IFRS 17 as of April 1, 2023.

	Yen in millions
	April 1, 2023
	Before application	After application
	Carrying amount	Carrying amount
Debt securities
Financial assets redesignated to be measured at FVPL *1
Japanese national / local government bonds and corporate bonds	1,277,090	1,277,090
Foreign national / local government bonds and corporate bonds	20,570	20,570
Financial assets redesignated to be measured at FVOCI *2
Japanese national / local government bonds and corporate bonds	84,651	88,497

*1	These financial assets were measured at FVOCI before applying IFRS 17.

*2	These financial assets were measured at amortized cost before applying IFRS 17.

(9)	Insurance and market risks
Risk management policy and exposure
In the life insurance business, Sony manages various market-related risks in the following manner:

(a)	Insurance risk management
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
The insurance contract portfolio does not have an excessively concentrated insurance risk.

(b)	Market risk management
Interest rate risk management
Interest rate risk is managed by the risk management division of the life insurance subsidiary based on the policies for interest rate risk management that specify details such as risk management methods and procedures. Based on ALM policies that are determined through such methods as deliberation by the life insurance subsidiary’s Executive Committee, the subsidiary determines and confirms actual risk conditions with its Board of Directors. The division maintains an overall understanding of the interest rates and durations of financial instruments, monitors them based on the analysis of the quantity of risk using VaR, and periodically reports the status of each risk to the life insurance subsidiary’s Board of Directors and Executive Committee.

F-8
0

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Exchange rate risk management
Exchange rate risk is managed by the risk management division of the life insurance subsidiary based on the policies for exchange rate risk management that specify details such as risk management methods and procedures. The division periodically reports the status of each risk to the life insurance subsidiary’s Board of Directors and Executive Committee.
Equity market price fluctuation risk management
Equity market price fluctuation risk is managed by the risk management division of the life insurance subsidiary based on the policies for equity market price fluctuation risk management that specify details such as risk management methods and procedures. The division periodically reports the status of each risk to the life insurance subsidiary’s Board of Directors and Executive Committee.
Derivative transactions risk management
Derivative transactions are managed by the risk management division of the life insurance subsidiary based on the policies for derivative transactions that specify details such as risk management methods and procedures. The division periodically reports the status of each risk to the life insurance subsidiary’s Board of Directors and Executive Committee.
Sensitivity analysis
Market risk
The table below shows the effects on income before income taxes and equity as of March 31, 2023 and 2024 if the underlying assumptions of the insurance contracts and financial instruments which Sony has in the life insurance business had changed.

		March 31, 2023
		Yen in millions
		Insurance contracts		Financial instruments		Total
Assumption	Changes in assumptions, etc.	Income before income taxes	Equity	Income before income taxes	Equity	Income before income taxes	Equity
Interest rates	50bp decrease	(215,660)	(822,046)	219,130	945,915	3,470	123,869
	50bp increase	168,357	689,356	(187,676)	(822,251)	(19,319)	(132,895)
Fair value of stocks	10% decrease	210,057	151,241	(213,251)	(153,890)	(3,194)	(2,649)
	10% increase	(213,822)	(153,952)	213,251	153,890	(571)	(62)
Foreign exchange rates	10% appreciation of the Yen	319,330	213,577	(338,934)	(211,494)	(19,604)	2,083
	10% depreciation of the Yen	(322,502)	(215,861)	338,934	211,494	16,432	(4,367)
Maintenance expenses rates	10% increase	(3,934)	(7,028)	—	—	(3,934)	(7,028)
Lapse and surrender rates	10% increase	596	16,398	—	—	596	16,398
Mortality rates (death protection)	5% increase	(6,395)	(6,443)	—	—	(6,395)	(6,443)
Mortality rates (third sector / annuity products)	5% increase	1,941	4,629	—	—	1,941	4,629
Morbidity rates	5% increase	(9,373)	(18,197)	—	—	(9,373)	(18,197)

F-8
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

		March 31, 2024
		Yen in millions
		Insurance contracts		Financial instruments		Total
Assumption	Changes in assumptions, etc.	Income before income taxes	Equity	Income before income taxes	Equity	Income before income taxes	Equity
Interest rates	50bp decrease	(152,232)	(653,432)	165,181	806,432	12,949	153,000
	50bp increase	112,418	548,289	(143,050)	(705,029)	(30,632)	(156,740)
Fair value of stocks	10% decrease	339,421	244,383	(341,783)	(246,544)	(2,362)	(2,161)
	10% increase	(344,921)	(248,343)	341,783	246,544	(3,138)	(1,799)
Foreign exchange rates	10% appreciation of the Yen	468,851	315,357	(470,452)	(287,872)	(1,601)	27,485
	10% depreciation of the Yen	(475,489)	(320,136)	470,452	287,872	(5,037)	(32,264)
Maintenance expenses rates	10% increase	(4,780)	(8,024)	—	—	(4,780)	(8,024)
Lapse and surrender rates	10% increase	(13,351)	(13,140)	—	—	(13,351)	(13,140)
Mortality rates (death protection)	5% increase	(4,892)	(5,501)	—	—	(4,892)	(5,501)
Mortality rates (third sector / annuity products)	5% increase	1,382	2,054	—	—	1,382	2,054
Morbidity rates	5% increase	(8,239)	(11,700)	—	—	(8,239)	(11,700)
* bp = basis point
Liquidity risk

(a)	Risk management policy and exposure
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
The following table summarizes the estimated timing of the remaining undiscounted net cash outflows from insurance contract liabilities and investment contract liabilities and the contractual timing of the remaining undiscounted cash inflows arising from securities held in the insurance business as of March 31, 2023 and 2024. The cash flows of insurance contract liabilities are based on assumptions regarding morbidity rates, mortality rates, and lapse rates, which are consistent with the estimates used for the carrying amounts.

	Yen in millions
	March 31, 2023
	Total	Indefinite Terms	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	More than 5 years
Insurance contract liabilities and investment contract liabilities	16,809,194	—	(75,482)	(44,017)	9,281	54,108	102,498	16,762,806
Securities held in the insurance business	19,640,244	2,408,401	636,352	367,283	345,113	322,176	428,997	15,131,922

F-8
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2024
	Total	Indefinite Terms	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	More than 5 years
Insurance contract liabilities and investment contract liabilities	19,173,131	—	60,673	86,008	127,079	175,412	248,021	18,475,938
Securities held in the insurance business	20,808,629	3,687,375	780,798	341,277	355,062	374,354	305,612	14,964,151
Since the total of the above estimated amounts is the amount before discounting, it exceeds the amount of insurance contract liabilities and securities which is included in investments and advances in the Financial Services segment shown in the consolidated statements of financial position.

(c)	Amounts payable on demand
The table below shows the amounts payable on demand from insurance contracts issued by Sony and the carrying amounts of the related insurance contract portfolios. The amounts payable on demand represent the amount of the cash surrender value to be paid if the insurance contracts are surrendered as of March 31, 2023 and 2024.

	Yen in millions
	March 31
	2023	2024
Amounts payable on demand	11,016,303	12,580,674
Carrying amount	12,290,369	12,870,195

14.	Short-term borrowings and long-term debt
Short-term borrowings and long-term debt are comprised of the following:

	March 31, 2023
	Book value (Yen in millions)	Weighted average interest rate	Due
Short-term borrowings	1,914,934	1.89%
Long-term debt
Long-term loans	1,074,060	1.70%	2023-2056
Unsecured bonds	349,332	0.30%	2023-2029
Lease liabilities	532,246	2.35%

	1,955,638
Less — Portion due within one year	187,942

	1,767,696

	March 31, 2024
	Book value (Yen in millions)	Weighted average interest rate	Due
Short-term borrowings	1,812,605	2.64%
Long-term debt
Long-term loans	1,160,024	1.90%	2024-2058
Unsecured bonds	544,078	0.41%	2024-2034
Lease liabilities	571,726	2.53%

	2,275,828
Less — Portion due within one year	217,711

	2,058,117

F-8
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

In the Financial Services segment, Sony pledged assets as collateral for short-term borrowings and long-term debt and the pledged assets are comprised of the following:

	Yen in millions
	March 31
	2023	2024
Securities	1,678,553	1,597,034
Housing loans in the banking business	829,659	883,882
In addition to the above, in the Financial Services segment, Sony pledged securities for securities-for-securities
lending transactions and the pledged securities are as follows:

	Yen in millions
	March 31
	2023	2024
Securities	4,728	—
Furthermore, in the Financial Services segment, Sony pledged securities as collateral for cash settlements, variation margins of futures markets and certain other purposes and the pledged securities are as follows:

	Yen in millions
	March 31
	2023	2024
Securities	80,328	77,524
In March 2024, Sony Group Corporation issued unsecured straight bonds in the total principal amount of 150,000 million yen
. Sony used
 80,000 million yen of the proceeds of the issued bonds for the repayment of CP by the end of March 2024 and the remaining amount of the issued bonds for working capital by the end of March 2024.
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
A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:
Foreign exchange forward contracts, swap agreements and currency option contracts
Foreign exchange forward contracts, swap agreements and purchased and written foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on

F-8
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

cash flows generated or anticipated by Sony’s transactions and accounts receivable and payable denominated in foreign currencies. The majority of written foreign currency option contracts expire in the same month as the corresponding purchased foreign currency option contracts.
Sony also entered into foreign exchange forward contracts and foreign currency option contracts which effectively fixed the cash flows from certain forecasted purchase and sale transactions denominated in foreign currencies for the fiscal years ended March 31, 2022, 2023 and 2024. The ineffective portions of the hedging relationships were not significant. Accordingly, these derivatives have been designated as cash flow hedges.
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
The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

	Yen in millions
	March 31, 2023		March 31, 2024
	Asset derivatives	Liability derivatives	Asset derivatives	Liability derivatives
Interest rate contracts
Interest rate swap agreements	43,464	3,139	49,347	3,876
Interest rate swaptions agreements	380	2,517	272	2,574

Foreign exchange contracts
Foreign exchange forward contracts	12,496	12,257	6,951	11,088
Swap agreements	3,774	5,781	7,442	4,066
Currency option contracts purchased	508	835	74	791
Currency option contracts written	—	5	—	4
Other currency contracts	4,540	998	5,958	1,544

Equity contracts
Equity future contracts	290	3,321	—	3,428
Equity swap agreements	—	5,270	—	1,916
Option contracts purchased	4,692	—	2,379	—

Total derivatives	70,144	34,123	72,423	29,287

F-8
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The estimated fair values and maturity analysis for notional amounts of Sony’s outstanding derivative instruments which are designated as hedging instruments are summarized as follows:

	Yen in millions
	March 31, 2023
	Notional amounts			Fair Value
	Within 1 Year	Over 1 Year	Total	Asset derivatives	Liability derivatives	Presentation in the consolidated statements of financial position

Cash flow hedging relationships
Foreign exchange forward contracts	70,125	—	70,125	458	—	Current assets: Other financial assets
Average rate (JPY/USD)	131.3	—
Currency option bought contracts	45,789	—	45,789	502	—	Current assets: Other financial assets
Average rate (JPY/USD)	125.8	—
Currency option sold contracts	47,995	—	47,995	—	835	Current liabilities: Other financial liabilities
Average rate (JPY/USD)	131.9	—
Interest rate swap agreements	—	159,918	159,918	28,513	—	Non-current assets: Other financial assets
Average rate	—	1.5%

	Yen in millions
	March 31, 2024
	Notional amounts			Fair Value
	Within 1 Year	Over 1 Year	Total	Asset derivatives	Liability derivatives	Presentation in the consolidated statements of financial position
Cash flow hedging relationships
Foreign exchange forward contracts	92,973	—	92,973	—	1,580	Current liabilities: Other financial liabilities
Average rate (JPY/USD)	145.7	—
Currency option bought contracts	17,224	—	17,224	70	—	Current assets: Other financial assets
Average rate (JPY/USD)	140.0	—
Currency option sold contracts	17,554	—	17,554	—	791	Current liabilities: Other financial liabilities
Average rate (JPY/USD)	142.7	—
Interest rate swap agreements	—	181,704	181,704	33,098	—	Non-current assets: Other financial assets
Average rate	—	1.5%

F-8
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Changes in the fair value of hedging instruments related to cash flow hedges recorded in accumulated other comprehensive income for the fiscal years ended March 31, 2023 and 2024 are summarized as follows:

	Yen in millions

	Foreign exchange contracts	Interest rate contracts	Total

Balance as of April 1, 2022	(5,503)	11,537	6,034

Changes in fair value of hedging instruments recognized in other comprehensive income	(26,950)	13,975	(12,975)
Reclassification adjustments to profit (loss) for the year *1 * 2	34,825	(4,012)	30,813
Deferred tax	(2,408)	(3,051)	(5,459)

Balance as of March 31, 2023	(36)	18,449	18,413

Changes in fair value of hedging instruments recognized in other comprehensive income	(28,288)	13,256	(15,032)
Reclassification adjustments to profit (loss) for the year *1 * 2	25,862	(8,880)	16,982
Deferred tax	742	(1,340)	(598)

Balance as of March 31, 2024	(1,720)	21,485	19,765

*1
In the consolidated statements of income, the amount reclassified to profit (loss) is included in sales for hedges of foreign exchange contracts and in financial expenses for hedges of interest rate contracts.

*2	For the fiscal years ended March 31, 2023 and 2024, hedge ineffectiveness recognized in profit or loss was not material.
16. Offsetting of financial assets and financial liabilities
Tables below show the gross amounts of financial assets and liabilities, amounts offset, and net amounts presented in the consolidated statements of financial position, as well as the financial assets and liabilities that are subject to enforceable master netting agreements or similar agreements, as of March 31, 2023 and 2024.

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

F-8
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2024
	Gross amounts recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Gross amounts not offset in the consolidated statements of financial position
				Financial instruments	Cash collateral	Net amounts
Derivative assets *1	33,661	—	33,661	12,098	17,878	3,685
Trade receivables *2	48,925	47,550	1,375	—	—	1,375

Total assets	82,586	47,550	35,036	12,098	17,878	5,060

Derivative liabilities *1	28,107	—	28,107	13,153	6,522	8,432
Trade payables *2	69,436	47,550	21,886	—	—	21,886
Short-term borrowings *3	1,504,893	—	1,504,893	1,503,455	—	1,438

Total liabilities	1,602,436	47,550	1,554,886	1,516,608	6,522	31,756

*1
Certain subsidiaries have entered into master netting agreements or other similar agreements, which are mainly International Swaps and Derivatives Association (“ISDA”) Master Agreements. An ISDA Master Agreement is an agreement between two counterparties that may have multiple derivative contracts with each other, and such ISDA Master Agreement may provide for the net settlement of all or a specified group of these derivative contracts, through a single payment, in a single currency, in the event of a default on or affecting any one derivative contract, or a termination event affecting all or a specified group of derivative contracts. Master netting agreements create a right of set off, but the master netting agreements do not automatically provide for such set off.

*2	Amounts offset in the consolidated statements of financial position are related to repurchase agreements of products.

*3	Short-term borrowings relate to bond lending transactions and repurchase agreements (repos).

17.	Employee benefits

(1)	Defined benefit and severance plans
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

8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

	Yen in millions
	Japanese plans		Foreign plans
	March 31		March 31
	2023	2024	2023	2024
Present value of defined benefit obligations	573,143	543,292	124,702	126,987
Fair value of plan assets	(447,747)	(464,376)	(56,987)	(47,893)
The impact of minimum funding requirement and asset ceiling	6,897	9,837	3,455	3,457

Net amount	132,293	88,753	71,170	82,551

Amount recognized in the consolidated statements of financial position
Net defined benefit asset	(28,334)	(69,208)	(1,775)	(2,328)
Net defined benefit liability	160,627	157,961	72,945	84,879

Net amount	132,293	88,753	71,170	82,551

Present value of defined benefit obligations
The changes in the defined benefit obligations for the fiscal years ended March 31, 2023 and 2024 are as follows:

	Yen in millions
	Japanese plans		Foreign plans
	Fiscal year ended March 31		Fiscal year ended March 31
	2023	2024	2023	2024
Beginning balance of the fiscal year	614,763	573,143	277,903	124,702

Current service cost	12,660	12,078	2,319	1,783
Past service cost	5	11	(365)	142
Interest cost	4,367	6,534	4,623	5,349
Remeasurements:
Change in demographic assumptions	2,974	4,399	(458)	(385)
Change in financial assumptions	(27,314)	(16,568)	(60,179)	1,170
Other	(569)	1,677	(940)	632
Translation adjustments	—	—	11,213	16,068
Plan participants’ contributions	—	—	516	565
Benefits paid	(33,741)	(37,787)	(9,798)	(11,198)
Curtailments and settlements*	—	—	(100,132)	(11,841)
Other	(2)	(195)	—	—

Ending balance of the fiscal year	573,143	543,292	124,702	126,987

*
Curtailments and settlements of the foreign plans for the fiscal year ended March 31, 2023 relate mainly to the termination of the defined benefit pension plan at certain U.K. subsidiaries. Curtailments and settlements of the foreign plans for the fiscal year ended March 31, 2024 relate mainly to the termination of the defined benefit pension plan at certain U.S. subsidiaries.

F-
89

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The weighted average duration of defined benefit obligations as of March 31, 2023 and 2024 is as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2023	2024	2023	2024
Weighted average duration of defined benefit obligations	11.2 years	10.9 years	12.2 years	12.5 years
The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2023 and 2024 are as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2023	2024	2023	2024
Discount rate	1.1%	1.4%	4.3%	4.1%
The sensitivities of the defined benefit obligations to changes in the significant weighted-average actuarial assumptions are as follows:

	Yen in millions
	Japanese plans		Foreign plans
	March 31		March 31
Change in assumptions	2023	2024	2023	2024
Discount rate
0.25% decrease	16,042	14,362	3,487	3,657
0.25% increase	(13,201)	(12,077)	(3,316)	(3,493)
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
The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on current economic conditions and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing their dependence on contributions from Sony. To mitigate any potential concentration risk of plan assets, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2024, are, as a result of Sony’s asset liability management, 18% (2023: 15%) of equity securities, 51% (2023: 53%) of fixed income securities and 31% (2023: 32%) of other investments for the pension plans of Sony Group Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 2% (2023: 1%) of equity securities, 13% (2023: 28%) of fixed income securities and 85% (2023: 71%) of other investments for the pension plans of foreign subsidiaries.

F-9
0

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the plan assets for the fiscal years ended March 31, 2023 and 2024 are as follows:

	Yen in millions
	Japanese plans		Foreign plans
	Fiscal year ended March 31		Fiscal year ended March 31
	2023	2024	2023	2024
Beginning balance of the fiscal year	474,933	447,747	198,791	56,987

Interest income	3,649	5,424	2,804	2,592
Remeasurements:
Return on plan assets excluding interest income	(13,378)	32,764	(43,173)	(2,485)
Translation adjustments	—	—	5,760	7,521
Employer contribution	5,650	2,316	3,444	5,381
Plan participants’ contributions	—	—	516	585
Benefits paid	(23,107)	(23,875)	(8,240)	(10,603)
Curtailments and settlements*	—	—	(102,915)	(12,085)

Ending balance of the fiscal year	447,747	464,376	56,987	47,893

*
Curtailments and settlements of the foreign plans for the fiscal year ended March 31, 2023 relate mainly to the termination of the defined benefit pension plan at certain U.K. subsidiaries. Curtailments and settlements of the foreign plans for the fiscal year ended March 31, 2024 relate mainly to the termination of the defined benefit pension plan at certain U.S. subsidiaries.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of defined benefit obligations. Sony expects to contribute approximately 2 billion yen to the Japanese plans and approximately 5 billion yen to the foreign plans during the fiscal year ending March 31, 2025.
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

F-9
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Japanese plans
	March 31 2024	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	8,390	8,390	—
Equity securities *1	56,122	50,656	5,466
Fixed income:
Government bonds *2	11,211	1	11,210
Corporate bonds *3	5,403	—	5,403
Commingled funds *4	297,828	—	297,828
Private equity	40,017	—	40,017
Hedge funds	45,405	—	45,405

Total	464,376	59,047	405,329

*1	Represents primarily Japanese equity securities.

*2
Includes approximately 85% and 84% of debt securities issued by Japanese national and local governments,
and
15% and 16% of debt securities issued by foreign national and local governments as of the fiscal years ended March 31, 2023 and 2024, respectively.

*3	Includes debt securities issued by Japanese and foreign corporations and government related agencies.

*4	Commingled funds represent pooled institutional investments, including primarily investment trusts.

	Yen in millions
	Foreign plans
	March 31 2023	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	2,403	2,403	—
Equity securities *1	65	65	—
Fixed income:
Government bonds *2	2,135	—	2,135
Corporate bonds *3	12,052	—	12,052
Asset-backed securities	61	—	61
Insurance contracts *4	19,401	341	19,060
Commingled funds *5	18,113	—	18,113
Real estate and other	2,757	8	2,749

Total	56,987	2,817	54,170

F-9
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Foreign plans
	March 31 2024	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	4,692	4,692	—
Equity securities *1	84	84	—
Fixed income:
Government bonds *2	1,152	—	1,152
Corporate bonds *3	160	—	160
Asset-backed securities	36	—	36
Insurance contracts *4	21,736	359	21,377
Commingled funds *5	16,682	—	16,682
Real estate and other	3,351	10	3,341

Total	47,893	5,145	42,748

*1	Represents primarily foreign equity securities.

*2	Includes primarily foreign government debt securities.

*3	Includes primarily foreign corporate debt securities.

*4	Represents annuity contracts with or without profit sharing and bulk insurance contracts.

*5	Commingled funds represent pooled institutional investments, including primarily investment trusts.
The impact of minimum funding requirement and asset ceiling
The impact of minimum funding requirement and asset ceiling for the fiscal years ended March 31, 2023 and 2024 is as follows:

	Yen in millions
	Japanese plans		Foreign plans
	Fiscal year ended March 31		Fiscal year ended March 31
	2023	2024	2023	2024
Beginning balance of the fiscal year	4,870	6,897	2,491	3,455

Interest income	39	83	65	186
Remeasurements:
Change in asset ceiling excluding interest income	1,988	2,857	811	(728)
Translation adjustments	—	—	88	544

Ending balance of the fiscal year	6,897	9,837	3,455	3,457

(2)	Defined contribution plans
Total defined contribution expenses for the fiscal years ended March 31, 2022, 2023 an
d 202
4 are as f
oll
o
ws:

	Yen in millions
	Fiscal year ended March 31
	2022	2023	2024

Japanese plans	11,137	11,461	11,662
Foreign plans	11,154	17,271	16,137

F-9
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Employee benefits expenses
Employee benefits expenses included in cost of sales, selling, general and administrative, and financial services expenses in the consolidated statements of income for the fiscal years ended March 31, 2022, 2023 and 2024 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023	2024
Total employee benefits expenses	1,253,148	1,539,965	1,743,936
Employee benefits expenses include salaries, bonuses, stock-based compensation, social security, welfare and expenses relating to post-employment benefits.

18.	Participation and residual liabilities in the Pictures segment
The changes in participation and residual liabilities for the fiscal year ended March 31, 2024 are as follows:

Yen in millions
Fiscal year ended March 31
2024
Balance at beginning of the fiscal year	423,175

Current portion	230,223
Non-current portion	192,952

Additional participation and residual liabilities	213,572
Amounts paid during the year	(215,967)
Unpaid amounts reversed during the year	(20,212)
Translation adjustment	57,256

Balance at end of the fiscal year	457,824

Current portion	251,743
Non-current portion	206,081
There was no material change due to discounting during the fiscal year.

19.	Other assets and other liabilities

(1)	Other assets
Components of other assets as of March 31, 2023 and 2024 are as follows:

	Yen in millions
	March 31
	2023 Restated	2024
Advance payments and prepaid expenses	481,080	606,389
Income taxes receivable and other taxes receivable	243,569	253,267
Insurance contract assets	60,751	56,975
Other	197,302	266,109

Total	982,702	1,182,740

Current assets	563,334	669,335
Non-current assets	419,368	513,405

F-9
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Other liabilities
Components of other liabilities as of March 31, 2023 and 2024 are as follows:

	Yen in millions
	March 31
	2023 Restated	2024
Contract liabilities	508,454	534,432
Accrued short-term employee benefits	394,948	477,737
Refund liabilities	197,836	218,465
Taxes payable other than income taxes	185,230	167,244
Accrued expenses	171,345	244,784
Insurance contract liabilities	145,057	162,344
Other long-term employee benefit obligations	64,684	91,251
Product warranties	26,167	24,753
Other	127,252	147,765

Total	1,820,973	2,068,775

Current liabilities	1,693,380	1,906,396
Non-current liabilities	127,593	162,379
The changes in product warranties for the fiscal year ended March 31, 2024 are as follows:

Yen in millions
Fiscal year ended March 31
2024
Balance at beginning of the fiscal year	26,167

Additional product warranties	21,824
Amounts used during the year	(20,469)
Unused amounts reversed during the year	(5,238)
Translation adjustment	2,469

Balance at end of the fiscal year	24,753

20.	Stockholders’ equity

(1)	Common stock
The number of shares of common stock authorized as of March 31, 2022, 2023 and 2024 was 3,600,000,000.
The following table shows the changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2022, 2023 and 2024. All of the shares of common stock of Sony Group Corporation are issued with no par value, and the issued stock was fully paid.

	Number of shares
	Fiscal year ended March 31
	2022	2023	2024
Balance at beginning of the fiscal year	1,261,058,781	1,261,081,781	1,261,081,781

Issuance of new shares	23,000	—	150,108

Balance at end of the fiscal year	1,261,081,781	1,261,081,781	1,261,231,889

As of March 31, 2022, 2023 and 2024, the number of shares of treasury stock, which was included in the balance of common stock shares issued above, were 24,078,136 shares, 26,584,221 shares and 39,783,003 shares, respectively.

F-9
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Sony Group Corporation’s Board of Directors resolved and approved the setting of parameters for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of the Board of Directors held on May 10, 2022. Under the above resolution, Sony Group Corporation repurchased 8,545,600 shares of its common stock for an amount of 89,118 million yen during the fiscal year ended March 31, 2023, and repurchased 798,000 shares of its common stock for an amount of 10,000 million yen during the fiscal year ended March 31, 2024.
Sony Group Corporation approved on May 17, 2023 by resolution of the Board of Directors the setting of parameters for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation. Under the above resolution, Sony Group Corporation repurchased 14,869,300 shares of its common stock for an amount of 192,532 million yen during the fiscal year ended March 31, 2024.

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
Dividends whose record date falls in the fiscal years ended March 31, 2023 and 2024, and whose effective date falls in the subsequent period are as follows:

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Source of dividends	Dividends per share (Yen)	Record date	Effective date
Board of Directors April 28, 2023	Common stock	49,380	Retained earnings	40.00	March 31, 2023	June 5, 2023
Board of Directors May 14, 2024	Common stock	54,965	Retained earnings	45.00	March 31, 2024	June 10, 2024

F-9
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Other comprehensive income
Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2022, 2023 and 2024 are as follows:

	Yen in millions
	Balance at April 1, 2021	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at March 31, 2022
Changes in equity instruments measured at fair value through other comprehensive income	139,622	(106,426)	(5,784)	27,412
Changes in debt instruments measured at fair value through other comprehensive income	1,264,737	(416,904)	—	847,833
Cash flow hedges	1,299	4,735	—	6,034
Remeasurement of defined benefit pension plans	—	33,641	(33,641)	—
Exchange differences on translating foreign operations	113,901	223,777	—	337,678
Insurance finance income (expenses)	(88)	599	—	511
Share of other comprehensive income of investments accounted for using the equity method	786	2,078	—	2,864

Total	1,520,257	(258,500)	(39,425)	1,222,332

	Yen in millions
	Balance at April 1, 2022	Cumulative effects of the application of new accounting standards	Restated balance at April 1, 2022	Restated other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Restated balance at March 31, 2023
Changes in equity instruments measured at fair value through other comprehensive income	27,412	—	27,412	(36,862)	298	(9,152)
Changes in debt instruments measured at fair value through other comprehensive income	847,833	11,204	859,037	(819,192)	—	39,845
Cash flow hedges	6,034	—	6,034	12,379	—	18,413
Remeasurement of defined benefit pension plans	—	—	—	18,891	(18,891)	—
Exchange differences on translating foreign operations	337,678	—	337,678	175,525	—	513,203
Insurance finance income (expenses)	511	(1,911,861)	(1,911,350)	727,716	—	(1,183,634)
Share of other comprehensive income of investments accounted for using the equity method	2,864	—	2,864	3,699	—	6,563
Other	—	336	336	(144)	—	192

Total	1,222,332	(1,900,321)	(677,989)	82,012	(18,593)	(614,570)

F-9
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at April 1, 2023	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at March 31, 2024

Changes in equity instruments measured at fair value through other comprehensive income	(9,152)	(53,814)	(12,326)	(75,292)
Changes in debt instruments measured at fair value through other comprehensive income	39,845	(704,636)	—	(664,791)
Cash flow hedges	18,413	1,352	—	19,765
Remeasurement of defined benefit pension plans	—	25,875	(25,875)	—
Exchange differences on translating foreign operations	513,203	439,490	—	952,693
Insurance finance income (expenses)	(1,183,634)	563,396	—	(620,238)
Share of other comprehensive income of investments accounted for using the equity method	6,563	5,348	(20)	11,891
Other	192	(283)	—	(91)

Total	(614,570)	276,728	(38,221)	(376,063)

Each component of other comprehensive income and the related tax effect including noncontrolling interests for the fiscal years ended March 31, 2022, 2023 and 2024 are as follows:

	Yen in millions
	Fiscal year ended March 31
Comprehensive income components	2022	2023 Restated	2024

Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income
Amount incurred during the year	(139,511)	(45,708)	(70,838)

Total before tax	(139,511)	(45,708)	(70,838)
Tax expense or (benefit)	33,085	8,846	17,024

Net of tax	(106,426)	(36,862)	(53,814)
Remeasurement of defined benefit pension plans
Amount incurred during the year	43,134	27,136	37,225

Total before tax	43,134	27,136	37,225
Tax expense or (benefit)	(9,493)	(8,245)	(11,350)

Net of tax	33,641	18,891	25,875
Share of other comprehensive income of investments accounted for using the equity method
Amount incurred during the year	869	197	704

Total before tax	869	197	704
Tax expense or (benefit)	(292)	(52)	(91)

Net of tax	577	145	613

Total	(72,208)	(17,826)	(27,326)

8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31
Comprehensive income components	2022	2023 Restated	2024
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income
Amount incurred during the year	(572,692)	(1,132,497)	(973,877)
Reclassification to profit or loss	(6,408)	(5,300)	(4,713)

Total before tax	(579,100)	(1,137,797)	(978,590)
Tax expense or (benefit)	162,196	318,605	273,954

Net of tax	(416,904)	(819,192)	(704,636)
Cash flow hedges
Amount incurred during the year	(7,703)	(12,975)	(15,032)
Reclassification to profit or loss	14,529	30,813	16,982

Total before tax	6,826	17,838	1,950
Tax expense or (benefit)	(2,091)	(5,459)	(598)

Net of tax	4,735	12,379	1,352
Insurance finance income (expenses)
Amount incurred during the year	807	1,010,717	782,495
Reclassification to profit or loss	(10)	—	—

Total before tax	797	1,010,717	782,495
Tax expense or (benefit)	(198)	(283,001)	(219,099)

Net of tax	599	727,716	563,396
Exchange differences on translating foreign operations
Amount incurred during the year	227,017	177,645	441,943
Reclassification to profit or loss	(742)	630	463

Total before tax	226,275	178,275	442,406
Tax expense or (benefit)	—	—	—

Net of tax	226,275	178,275	442,406
Share of other comprehensive income of investments accounted for using the equity method
Amount incurred during the year	1,501	3,554	4,735
Reclassification to profit or loss	—	—	—

Total before tax	1,501	3,554	4,735
Tax expense or (benefit)	—	—	—

Net of tax	1,501	3,554	4,735
Other
Amount incurred during the year	—	(200)	(393)
Reclassification to profit or loss	—	—	—

Total before tax	—	(200)	(393)
Tax expense or (benefit)	—	56	110

Net of tax	—	(144)	(283)

Total	(183,794)	102,588	306,970

Total other comprehensive income	(256,002)	84,762	279,644

21.	Stock-based compensation plans
The stock-based compensation expense for the fiscal years ended March 31, 2022, 2023 and 2024 was 11,105 million yen, 15,781 million yen and 21,657 million yen, respectively.
Sony Group Corporation has stock-based compensation plans primarily in the form of a restricted stock unit plan for Directors, Senior Executives, other officers and employees of Sony Group Corporation, and the directors, other officers and employees of its subsidiaries (the “RSU Plan”), and a stock option plan for

F-
99

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Corporate Executive Officers and employees of Sony Group Corporation, and the directors, other officers and employees of its subsidiaries.
The restricted stock units granted under the RSU Plan primarily have a three-year vesting schedule. Upon vesting, Sony Group Corporation promptly delivers shares of common stock, the number of which is equal to the number of units vested. Sony Group Corporation either issues new shares of common stock or reissues existing treasury stock upon delivering shares of common stock.
The stock acquisition rights granted under the stock option plan primarily have a three-year vesting schedule and are
exercisable up to 10 years from the date of grant.
Sony Group Corporation either issues new shares of common stock or reissues existing treasury stock upon the exercise of these rights.
The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2022, 2023 and 2024 was 2,994 yen, 3,123 yen and 3,665 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2022, 2023 and 2024 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2022		2023		2024
Weighted-average assumptions
Share price at the grant date	14,361	yen	11,389	yen	12,898	yen
Risk-free interest rate	0.60%		1.88%		2.23%
Expected lives	5.33	years	5.46	years	5.61	years
Expected volatility*	22.47%		26.55%		27.25%
Expected dividends	0.29%		0.47%		0.49%

*	Expected volatility was based on the historical volatilities of Sony Group Corporation’s common stock over the expected life of the stock acquisition rights.
A summary of the activities regarding the stock option plan during the fiscal years ended March 31, 2022, 2023 and 2024 is as follows:

	Fiscal year ended March 31
	2022		2023		2024
	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
		Yen		Yen		Yen
Outstanding at beginning of the fiscal year	14,022,400	6,653	16,544,300	9,397	19,691,500	10,312

Granted	4,876,400	14,188	4,744,300	10,979	2,438,100	12,663
Exercised	1,944,900	5,313	1,260,800	5,565	2,121,700	6,795
Forfeited or expired	409,600	9,484	336,300	12,654	446,000	13,301

Outstanding at end of the fiscal year	16,544,300	9,397	19,691,500	10,312	19,561,900	11,652

Exercisable at end of the fiscal year	7,044,700	5,883	9,683,000	8,033	11,881,900	10,831
The weighted-average stock price at the time when the stock acquisition rights were exercised during the fiscal years ended March 31, 2022, 2023 and 2024 was 12,627 yen, 11,404 yen and 13,146 yen, respectively.

F-10
0

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

A summary of unexercised stock acquisition rights as of March 31, 2022, 2023 and 2024 is as follows:

Series	Date of grant	Exercise term	Exercise price	Outstanding at end of the fiscal year (shares)
				2022	2023	2024
24 th	December 4, 2012	December 4, 2013 to December 3, 2022	¥932	14,700	—	—
25 th	December 4, 2012	December 4, 2013 to December 3, 2022	$11.23	77,900	—	—
26 th	November 20, 2013	November 20, 2014 to November 19, 2023	¥2,007	47,000	14,400	—
27 th	November 20, 2013	November 20, 2014 to November 19, 2023	$20.01	127,300	110,700	—
28 th	November 20, 2014	November 20, 2015 to November 19, 2024	¥2,410.5	190,900	132,500	83,500
29 th	November 20, 2014	November 20, 2015 to November 19, 2024	$20.67	154,100	135,500	122,700
30 th	November 19, 2015	November 19, 2016 to November 18, 2025	¥3,404	252,600	186,900	89,000
31 st	November 19, 2015	November 19, 2016 to November 18, 2025	$27.51	170,800	148,200	131,300
32 nd	November 22, 2016	November 22, 2017 to November 21, 2026	¥3,364	516,300	390,400	231,400
33 rd	November 22, 2016	November 22, 2017 to November 21, 2026	$31.06	367,900	330,500	286,100
34 th	November 21, 2017	November 21, 2018 to November 20, 2027	¥5,231	572,500	434,200	280,200
35 th	November 21, 2017	November 21, 2018 to November 20, 2027	$45.73	676,400	620,500	505,700
36 th	February 28, 2018	February 28, 2019 to February 27, 2028	¥5,442	4,500	3,900	1,500
38 th	November 20, 2018	November 20, 2019 to November 19, 2028	¥6,440	977,800	839,900	596,700
39 th	November 20, 2018	November 20, 2019 to November 19, 2028	$56.22	826,800	760,500	654,300
40 th	November 20, 2019	November 20, 2020 to November 19, 2029	¥6,705	1,389,700	1,210,100	874,600
41 st	November 20, 2019	November 20, 2020 to November 19, 2029	$60.99	1,190,800	1,076,300	916,400
42 nd	April 17, 2020	April 17, 2021 to April 16, 2030	$63.75	13,300	13,300	—
43 rd	November 18, 2020	November 18, 2021 to November 17, 2030	¥9,237	2,193,000	2,060,400	1,654,000
44 th	November 18, 2020	November 18, 2021 to November 17, 2030	$87.48	1,974,800	1,862,100	1,714,600
45 th	November 18, 2021	November 18, 2022 to November 17, 2031	¥14,350	2,399,100	2,367,500	2,331,200
46 th	November 18, 2021	November 18, 2022 to November 17, 2031	$124.90	2,391,100	2,277,100	2,137,800
47 th	November 16, 2022	November 16, 2023 to November 15, 2032	¥11,390	—	2,427,100	2,401,200
48 th	November 16, 2022	November 16, 2023 to November 15, 2032	$77.89	—	2,289,500	2,124,000
49 th	November 27, 2023	November 27, 2024 to November 26, 2033	¥12,942	—	—	1,294,200
50 th	November 27, 2023	November 27, 2024 to November 26, 2033	$85.50	—	—	1,131,500

F-10
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

22.	Revenue

(1)	Contract balances
Receivables from contracts with customers, contract assets and contract liabilities are comprised of the following:

	Yen in millions
	April 1	March 31
	2022	2023	2024

Receivables from contracts with customers *1	1,382,377	1,679,106	1,931,631
Contract assets *2	16,785	19,355	17,820
Contract liabilities *3	366,227	508,454	534,432

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
Contract liabilities principally relate to customer advances received prior to performance. Revenues of 231,274 million yen, 303,779 million yen and 444,964 million yen were recognized during the fiscal years ended March 31, 2022, 2023 and 2024, which were included in the balance of contract liabilities as of April 1, 2021, 2022 and 2023. The amount of revenue recognized from performance obligations satisfied or partially satisfied in the previous periods is not significant.

(2)	Performance obligations
Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude contracts with an expected original duration of one year or less. The following table shows the summary of the transaction prices allocated to remaining performance obligations that are unsatisfied as of March 31, 2023 and 2024, respectively, of which more than half are expected to be recognized within one year and substantially all within three years. The amount of the transaction price related to variable consideration is included only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue to be recognized will not occur.

	Yen in millions
	March 31
	2023	2024

Pictures — Motion Pictures and Television Productions *1	796,690	813,790
Pictures — Media Networks	8,120	10,027
Music *2	140,842	112,609
Others	68,708	58,717

*1	For Motion Pictures and Television Productions in the Pictures segment, Sony has included all contracts regardless of duration.

*2	The amount included in the Music segment primarily consists of minimum royalty guarantees or fixed fees in contracts related to license revenue for ongoing access to an evolving library of content.

F-10
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Contract costs
Contract costs are comprised as follows:

	Yen in millions
	March 31
	2023	2024
Incremental costs of obtaining a contract	6,110	6,882
Sony applies practical expedients to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset that otherwise would have been recognized is one year or less. The amortization of 6,917 million yen, 4,686 million yen and 4,562 million yen was recognized during the fiscal years ended March 31, 2022, 2023 and 2024, respectively. The incremental costs of obtaining a contract are primarily recognized in the ET&S segment for the internet-related service business and amortized to expense over the contract period.

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
Other operating (income) expense, net is comprised of the following:

	Yen in millions
	Fiscal year ended March 31
	2022	2023	2024
Gain on transfer of GSN Games shares *1	(70,020)	—	—
Gain on transfer of a portion of shares of Sony Payment Services *2	—	—	(19,763)
(Gain) loss on purchase/sale of interests in subsidiaries and associates, net	(4,593)	(4,318)	(6,905)
(Gain) loss on sale, disposal or impairment of assets, net *3	8,316	(417)	(4,675)
Other	803	(7,286)	1,939

	(65,494)	(12,021)	(29,404)

*1	Refer to Note 31.

*2	Refer to Note 8.

*3	Refer to Notes 9 and 11.

(2)	Research and development expenditures
Research and development expenditures recognized as an expense for the fiscal years ended March 31, 2022, 2023 and 2024 were 618,368 million yen, 735,698 million yen and 742,772 million yen, respectively.

(3)	Advertising costs
Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2022, 2023 and 2024 were 347,709 million yen, 391,131 million yen and 422,655 million yen, respectively.

(4)	Shipping and handling costs
Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2022, 2023 and 2024 were 70,858 million yen, 95,208 million yen and 85,108 million yen, respectively, which included the internal transportation costs of finished goods.

F-10
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

24.	Financial income and expense
Financial income

	Yen in millions
	Fiscal year ended March 31
	2022	2023	2024
Interest income
Financial assets measured at AC	6,996	22,399	37,580
Dividends
Financial assets measured at FVOCI	2,792	3,488	1,138
Gain on revaluation of equity instruments
Financial assets measured at FVPL *2	—	—	71,385
Other	9,516	5,171	15,494

Total	19,304	31,058	125,597

Financial expenses

	Yen in millions
	Fiscal year ended March 31
	2022	2023	2024
Interest expense
Financial liabilities measured at AC	6,377	16,016	28,163
Other	8,223	10,382	12,833
Foreign exchange loss, net *1	1,612	14,489	6,989
Loss on revaluation of equity instruments
Financial assets measured at FVPL *2	66,177	4,623	—
Other	21,751	13,441	17,781

Total	104,140	58,951	65,766

*1	Foreign exchange loss, net includes gains or losses from foreign exchange contracts.

*2
Shares of Spotify Technology S.A. (“Spotify”) held by Sony are classified as equity securities required to be measured at fair value through profit or loss. The revaluation of the Spotify shares, net of costs to be paid to Sony’s artists and distributed labels, owned as of March 31, 2022, 2023 and 2024 resulted in an unrealized loss of 45,017 million yen (395 million U.S. dollars), an unrealized loss of 7,787 million yen (58 million U.S. dollars), and an unrealized gain of 64,764 million yen (440 million U.S. dollars), respectively.

25.	Income taxes
Income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023 Restated	2024

Income (loss) before income taxes:	1,117,503	1,274,496	1,268,662

Income tax expenses
Current	238,602	304,881	271,045
Deferred	(9,505)	(42,158)	17,123

Total income tax expense	229,097	262,723	288,168

F-10
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

For the fiscal year ended March 31, 2022, 2023 and 2024 the domestic component
s
of the amount of income tax expenses were 88,016 million yen, 157,745 million yen and 169,821 million yen, respectively, and the foreign component
s
of the amount of income tax expenses were 141,081 million yen, 104,978 million yen and 118,347 million yen, respectively.
A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2022	2023 Restated	2024
Statutory tax rate	31.5%	31.5%	31.5%
Non-deductible expenses	0.2	0.2	0.3
Income tax credits	(1.9)	(3.0)	(3.3)
Change in statutory tax rate	(0.2)	(0.1)	0.1
Change in unrecognized deferred tax assets	(3.7)	(1.0)	(2.1)
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and affiliates	1.0	1.5	0.9
Lower tax rate applied to life and non-life insurance business in Japan	(0.4)	(0.9)	(0.4)
Foreign income tax differential	(5.5)	(6.0)	(4.9)
Recording or reversal of liabilities for uncertain tax positions	0.8	(0.3)	0.1
Controlled Foreign Company taxation in Japan	(1.8)	(2.0)	0.0
Other	0.5	0.7	0.5

Effective income tax rate	20.5%	20.6%	22.7%

Sony recognizes deferred tax assets, which include temporary differences, net operating losses and tax credits, to the extent that it is probable that taxable profit will be available against which the assets can be utilized. The realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction.

F-10
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The schedules of deferred tax assets and liabilities by major cause of their occurrence are as follows:

	Yen in millions
	Fiscal year ended March 31, 2023
	Beginning balance	Cumulative effects of the application of new accounting standards	Restated beginning balance	Recognized in profit or loss (Restated)	Recognized in other comprehensive income (Restated)	Changes accompanying business combination	Recognized directly in equity	Other*	Restated ending balance
Deferred tax assets:
Operating loss carryforwards for tax purposes	71,087	—	71,087	(5,756)	—	10,157	—	5,600	81,088
Defined benefit liabilities	72,565	(3)	72,562	5,826	(8,245)	(28)	(1,881)	(1,099)	67,135
Amortization including content assets	26,759	—	26,759	(1,675)	—	(25,695)	—	2,828	2,217
Lease liabilities	96,100	5,330	101,430	12,818	—	221	—	4,378	118,847
Warranty reserves and accrued expenses	141,344	326	141,670	4,070	—	1,599	—	2,643	149,982
Insurance contract liabilities	—	179,620	179,620	561,000	(740,620)	—	—	—	—
Inventories	29,546	—	29,546	15,479	—	—	—	(302)	44,723
Depreciation	43,189	—	43,189	(3,566)	—	—	—	429	40,052
Debt securities measured at FVOCI	—	—	—	—	27,581	—	—	—	27,581
Tax credit carryforwards	38,884	—	38,884	(12,297)	—	5,792	—	3,845	36,224
Loss allowances	7,748	—	7,748	(1,857)	—	—	—	259	6,150
Impairment of investments	9,816	—	9,816	(3,709)	—	—	—	(55)	6,052
Deferred revenue	31,185	—	31,185	22,076	—	(2,299)	—	2,478	53,440
Other	140,594	55,920	196,514	2,361	(2,408)	21,427	(985)	7,663	224,572

Total deferred tax assets	708,817	241,193	950,010	594,770	(723,692)	11,174	(2,866)	28,667	858,063

Deferred tax liabilities:
Insurance acquisition costs	(191,474)	191,474	—	—	—	—	—	—	—
Insurance contract liabilities	(167,337)	167,337	—	(667,224)	457,619	—	—	5,886	(203,719)
Right-of-use assets	(59,566)	(5,330)	(64,896)	(24,637)	—	(208)	—	(6,328)	(96,069)
Equity securities measured at FVOCI	(15,969)	—	(15,969)	923	8,846	—	—	1,823	(4,377)
Equity securities measured at FVPL	(53,139)	—	(53,139)	31,952	—	—	—	(3,380)	(24,567)
Debt securities measured at FVOCI	(327,359)	(3,187)	(330,546)	39,764	291,024	—	—	(242)	—
Intangible assets acquired through stock exchange offerings	(23,949)	—	(23,949)	—	—	—	—	—	(23,949)
Intangible assets derived from EMI Music Publishing acquisition	(101,594)	—	(101,594)	2,277	—	—	—	(6,639)	(105,956)
Undistributed earnings of foreign subsidiaries and affiliates	(56,031)	—	(56,031)	(15,318)	—	—	—	1,759	(69,590)
Investment in M3, Inc.	(42,692)	—	(42,692)	(4,646)	—	—	—	—	(47,338)
Other	(67,610)	(13,242)	(80,852)	84,297	(52)	(3,120)	(159)	(7,126)	(7,012)

Total deferred tax liabilities	(1,106,720)	337,052	(769,668)	(552,612)	757,437	(3,328)	(159)	(14,247)	(582,577)

*	Other mainly consists of exchange differences on translating foreign operations.

F-10
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2024
	Beginning balance	Recognized in profit or loss	Recognized in other comprehensive income	Changes accompanying business combination	Recognized directly in equity	Other*	Ending balance
Deferred tax assets:
Operating loss carryforwards for tax purposes	81,088	(11,765)	—	460	—	7,758	77,541
Defined benefit liabilities	67,135	16,287	(11,350)	—	(613)	4,088	75,547
Amortization including content assets	2,217	14,293	—	—	—	3,109	19,619
Lease liabilities	118,847	17,154	—	—	—	(271)	135,730
Warranty reserves and accrued expenses	149,982	7,918	—	—	—	9,502	167,402
Inventories	44,723	2,892	—	—	—	1,192	48,807
Depreciation	40,052	(663)	—	—	—	2,214	41,603
Equity securities measured at FVPL	—	—	17,230	—	—	2,010	19,240
Debt securities measured at FVOCI	27,581	74,703	273,954	—	—	6,289	382,527
Tax credit carryforwards	36,224	11,698	—	2,991	—	6,733	57,646
Loss allowances	6,150	3,525	—	—	—	1,066	10,741
Impairment of investments	6,052	2,279	—	—	—	(551)	7,780
Deferred revenue	53,440	(11,697)	—	—	—	6,711	48,454
Other	224,572	47,828	(598)	(7,352)	(1,005)	25,836	289,281

Total deferred tax assets	858,063	174,452	279,236	(3,901)	(1,618)	75,686	1,381,918

Deferred tax liabilities:
Insurance contract liabilities	(203,719)	(79,827)	(219,099)	—	—	2,936	(499,709)
Right-of-use assets	(96,069)	(16,775)	—	—	—	(396)	(113,240)
Equity securities measured at FVOCI	(4,377)	4,389	(206)	—	—	194	—
Equity securities measured at FVPL	(24,567)	(24,753)	—	—	—	(3,014)	(52,334)
Intangible assets acquired through stock exchange offerings	(23,949)	—	—	—	—	—	(23,949)
Intangible assets derived from EMI Music Publishing acquisition	(105,956)	3,466	—	—	—	(14,501)	(116,991)
Undistributed earnings of foreign subsidiaries and affiliates	(69,590)	(6,856)	—	—	—	(8,505)	(84,951)
Investment in M3, Inc.	(47,338)	(5,287)	—	—	—	—	(52,625)
Other	(7,012)	(65,932)	19	(5,295)	(20)	(26,753)	(104,993)

Total deferred tax liabilities	(582,577)	(191,575)	(219,286)	(5,295)	(20)	(50,039)	(1,048,792)

*	Other mainly consists of exchange differences on translating foreign operations.
As of March 31, 2023 and 2024, based on the assessment of recoverability of deferred tax assets, Sony continued not to recognize the deferred tax assets at some entities in Japan, Sony Mobile Communications AB in Sweden, Sony Europe B.V. in the United Kingdom, certain subsidiaries in Brazil, and certain subsidiaries in other tax jurisdictions.

F-10
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

As of March 31, 2023 and 2024, the deductible temporary differences, operating loss carryforwards and tax credit carryforwards for which no deferred tax asset is recognized are as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024
Deductible temporary differences	126,406	134,602
Operating loss carryforwards	1,384,658	1,424,553
Tax credit carryforwards	18,853	16,869
As of March 31, 2023 and 2024, the expected expiration period of the operating loss carryforwards for which no deferred tax asset is recognized are as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024
Within 5 years	602,799	494,989
Over 5 years to 10 years	250,587	274,044
Over 10 years to 15 years	25,786	28,601
Over 15 years	13,245	15,592
No expiration period	492,241	611,327

Total	1,384,658	1,424,553

As of March 31, 2023 and 2024, the expected expiration period of the tax credit carryforwards for which no deferred tax asset is recognized was mostly within 5 years except for the amount with no expiration period. The amount of tax credit carryforwards with no expiration date as of March 31, 2023 was 1,047 million yen.
There were no tax credit carryforwards without an expiration date as of March 31, 2024.
Deferred tax liabilities are not recognized on the taxable temporary differences for undistributed earnings of certain foreign subsidiaries and corporate joint ventures which are not expected to be remitted in the foreseeable future. As of March 31, 2023 and 2024, such taxable temporary differences amounted to 560,888 million yen and 1,122,164 million yen, respectively. The tax basis of these undistributed earnings was approximately 8,974 million yen and 17,955 million yen, respectively. In addition, deferred tax liabilities are not recognized on the taxable temporary differences in subsidiaries, including a gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991 and the remeasurement gain on 116,939 million yen for the pre-owned
equity interest in EMI Music Publishing acquired in November 2018. Sony does not anticipate any significant tax consequences on the possible future disposition of these investments based on its tax planning strategies.
In addition, the deductible temporary differences arising from the translation adjustments for the foreign operations for which deferred tax assets are not recognized as of March 31, 2023 and 2024 amounted to 181,037 million yen and 275,810 million yen, respectively. The taxable temporary differences arising from the translation adjustments for the foreign operations for which deferred tax liabilities are not recognized as of March 31, 2023 and 2024 amounted to 694,240 million yen and 1,228,503 million yen, respectively.
Sony applies the “International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)” that the IASB issued in May 2023. Sony does not recognize or disclose deferred tax assets and deferred tax liabilities related to taxes arising from the taxation associated with the Pillar Two Model Rules, applying the temporary exemption provisions stipulated by the Amendments to IAS 12.
In Japan, a tax reform bill to implement the global minimum tax in accordance with the Pillar Two Model Rules was enacted on March 28, 2023. This new tax reform statute applies to Sony as of April 1, 2024. Sony does not anticipate any significant exposure to corporate income tax arising from the Pillar Two Model Rules.

8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

26.	Reconciliation of the differences between basic and diluted EPS
Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2022, 2023 and 2024 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023 Restated	2024
Net income attributable to Sony Group Corporation’s stockholders	882,178	1,005,277	970,573
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	163	51	—

Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	882,341	1,005,328	970,573

	Thousands of shares
	Fiscal year ended March 31
	2022	2023	2024
Weighted-average shares outstanding for basic EPS computation	1,239,299	1,235,701	1,231,242
Effect of dilutive securities:
Stock options	5,470	3,617	3,680
Restricted stock units	—	29	409
Zero coupon convertible bonds	6,491	2,030	—

Weighted-average shares for diluted EPS computation	1,251,260	1,241,377	1,235,331

	Yen
	Fiscal year ended March 31
	2022	2023 Restated	2024
Basic EPS	711.84	813.53	788.29

Diluted EPS	705.16	809.85	785.68

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2022, 2023 and 2024 were 4,790 thousand shares, 11,223 thousand shares and 6,895 thousand shares, respectively, which consisted of stock options.

27.	Supplemental cash flow information

(1)	Classification of cash flows in Financial Services segment
Sony classifies the cash flows from changes in assets and liabilities associated with the insurance business and banking business, such as investments and advances, deposits from customers, insurance contract liabilities and borrowings/debt, as cash flows from operating activities in the consolidated statements of cash flows because the changes are derived from the principal revenue-producing activities of Sony.

(2)	Classification of cash flows of content assets
Sony classifies the cash flows from the additions and disposals of content assets as cash flows from operating activities in the consolidated statements of cash flows because the additions and disposals of content assets are derived from the principal revenue-producing activities of Sony.

F-1
09

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Interest and dividends

	Yen in millions
	Fiscal year ended March 31
	2022	2023	2024
Interest received
Financial services revenue	208,170	224,137	244,292
Financial income	6,988	20,872	36,295
Dividends received
Financial services revenue	27,075	23,409	52,760
Financial income	2,800	3,488	1,138
Interest paid
Financial services expenses	6,607	27,352	74,857
Financial expenses	8,843	11,663	22,667
The above are items presented in the consolidated statements of income, which include cash flows for interest and dividends.
Sony classifies the cash flows from interest and dividends of the above as cash flows from operating activities in the consolidated statements of cash flows.

(4)	Non-cash investing and financing activities
Non-cash investing and financing activities included an increase in ROU assets as a result of entering into lease contracts during the fiscal years ended March 31, 2022, 2023 and 2024, and the conversion of convertible bonds during the fiscal years ended March 31, 2022 and 2023. Refer to (5) Reconciliation of liabilities arising from financing activities for more details.
In addition, during the fiscal year ended March 31, 2022, a portion of the consideration received from the transfer of certain operations of Game Show Network, LLC was in the form of stock. Refer to Note 31 for more details.

F-11
0

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(5)	Reconciliation of liabilities arising from financing activities

	Yen in millions
	Short-term borrowings	Long-term debt
Balance as of April 1, 2021	52,537	969,044

Net cash flows from financing activities	408	(163,104)
Acquisitions through business combinations	—	8,346
Non-cash items:
Conversion of convertible bonds	—	(14,597)
Obtaining assets by entering into lease contracts	—	121,937
Translation adjustment	1,659	35,652
Other	1,487	(6,045)

Total changes	3,554	(17,811)

Balance as of March 31, 2022	56,091	951,233

Net cash flows from financing activities	32,391	229,578
Acquisitions through business combinations	—	32,009
Non-cash items:
Conversion of convertible bonds	—	(26,563)
Obtaining assets by entering into lease contracts	—	127,322
Translation adjustment	4,533	22,684
Other	(369)	(13,936)

Total changes	36,555	371,094

Balance as of March 31, 2023	92,646	1,322,327

Net cash flows from financing activities	(18,370)	97,026
Acquisitions through business combinations	796	853
Non-cash items:
Obtaining assets by entering into lease contracts	—	101,039
Translation adjustment	12,097	76,168
Other	1,133	(11,400)

Total changes	(4,344)	263,686

Balance as of March 31, 2024	88,302	1,586,013

The amount of short-term borrowings and long-term debt associated with the insurance business and banking business operations, which are classified as cash flows from operating activities in the consolidated statements of cash flows, is excluded from the amount above.

(6)	Components of cash and cash equivalents

	Yen in millions
	March 31
	2022	2023	2024
Cash and demand deposits	1,824,912	1,227,541	1,535,476
Time deposits with original maturities of three months or less	72,270	76,452	63,169
Money market funds	71,554	116,607	219,559
Call loans	80,900	60,300	88,909

Total	2,049,636	1,480,900	1,907,113

F-11
1

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

(7)	Payments for purchases of businesses and other
During the fiscal year ended March 31, 2024, Sony newly obtained an interest in a company which owns certain music assets in the Music segment for consideration of 90,968 million yen, which is reflected in cash flows from investing activities as “Payments for purchases of businesses and other.” This transaction is accounted for as an acquisition of a group of assets that does not constitute a business.
As a result of the transaction, Sony consolidated the company and recognized 182,689 million yen of content assets (music catalogs) as well as 90,968 million yen of noncontrolling interests.

28.	Structured entities
Sony has, from time to time, entered into various arrangements with structured entities.

(1)	Consolidated structured entities
Sony consolidates investment funds as structured entities in the Financial Services segment. The investment funds are designed so that voting or similar rights are not the dominant factor in deciding who controls these entities, but it is determined that Sony has control over these structured entities. Sony has not provided and does not intend to provide any significant financial or other support to any of the consolidated structured entities without contractual obligations to the investment funds. The assets and liabilities of structured entities that are consolidated in the Financial Services segment are limited in their intended use by contractual arrangements. As of March 31, 2023 and 2024, the total assets of these structured entities are 2,486,836 million yen and 3,653,520 million yen, respectively.
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
In the Financial Services segment, Sony enters into securitization transactions for certain housing loans, involving unconsolidated structured entities. Sony derecognizes a financial asset when the contractual right to receive the cash flows from the financial asset is transferred, or when Sony retains the contractual right to receive the cash flows from the financial asset, but assumes a contractual obligation to pay the cash flows without reinvestment or material delay to other recipients in an arrangement, and substantially all the risks and rewards of ownership of the financial asset are transferred to another entity. Since the above securitization transactions do not meet the requirements for derecognition of financial assets, such transferred assets are not derecognized. Sony recorded 168,173 million yen and 164,799 million yen of transferred assets that do not meet the requirement for derecognition of financial assets included in investments and advances in the Financial Services segment as of March 31, 2023 and 2024, respectively. As of March 31, 2023 and 2024, the liabilities recorded from these securitization transactions were 169,500 million yen and 166,024 million yen, respectively, which are included in the current portion of long-term debt and long-term debt. The liabilities will be settled when the payment for the transferred assets is executed and until this time, Sony is unable to utilize the transferred assets. The transferee of the transferred assets has recourse only to the transferred asset, and as of March 31, 2023 and 2024, the fair value of the transferred assets are 170,695 million yen and 167,071 million yen, respectively and the associated liabilities are 169,931 million yen and 166,321 million yen, respectively.

F-11
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition to the above, in the Financial Services segment, Sony makes investments in structured entities. Sony’s investments in such structured entities include securitized products, foreign corporate bonds and other investments. The following tables present the carrying amount of the investments of unconsolidated structured entities, the presentation in the consolidated statements of financial position, and the maximum exposure to loss associated with these investments as of March 31, 2023 and 2024. Maximum exposure to loss does not reflect Sony’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Sony enters into to reduce its exposure. The risks associated with structured entities in which Sony is involved are limited to the amount recorded in the consolidated statements of financial position and the amount of commitments.

	Yen in millions
	March 31, 2023
	Presentation in the consolidated statements of financial position			Maximum exposure to loss
	Investments and advances in the Financial Services segment (Current assets)	Investments and advances in the Financial Services segment (Non-current assets)	Other financial assets (Current assets)
Securitized products	—	401,642	—	401,642
Foreign corporate bonds *1	20,806	186,878	—	207,684
Other investments *2	—	286,066	25,464	332,076

Total	20,806	874,586	25,464	941,402

	Yen in millions
	March 31, 2024
	Presentation in the consolidated statements of financial position			Maximum exposure to loss
	Investments and advances in the Financial Services segment (Current assets)	Investments and advances in the Financial Services segment (Non-current assets)	Other financial assets (Current assets)
Securitized products	—	461,309	—	461,309
Foreign corporate bonds *1	11,365	206,570	—	217,935
Other investments *2	—	456,705	24,836	503,683

Total	11,365	1,124,584	24,836	1,182,927

*1	Foreign corporate bonds primarily include repackaged bonds.

*2	Other investments primarily include investment funds.

F-11
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

29.	Subsidiaries
The following table sets forth the major consolidated subsidiaries owned, directly or indirectly, by Sony Group Corporation.

Name of company	Country of incorporation /residence	(As of March 31, 2024) Percentage owned
Sony Interactive Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Corporation	Japan	100.0
Sony Global Manufacturing & Operations Corporation	Japan	100.0
Sony Network Communications Inc.	Japan	100.0
Sony Marketing Inc.	Japan	100.0
Sony Semiconductor Solutions Corporation	Japan	100.0
Sony Semiconductor Manufacturing Corporation	Japan	100.0
Sony Storage Media Solutions Corporation	Japan	100.0
Sony Financial Group Inc.	Japan	100.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Bank Inc.	Japan	100.0
Sony Assurance Inc.	Japan	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Interactive Entertainment LLC	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Music Publishing LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Interactive Entertainment Europe Ltd.	U.K.	100.0
Sony Europe B.V.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherlands	100.0
Sony (China) Limited	China	100.0
Sony EMCS (Malaysia) Sdn. Bhd.	Malaysia	100.0
Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0

30.	Acquisitions

(1)	Fiscal year ended March 31, 2022
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

F-11
4

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

F-11
5

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
During the fiscal year ended March 31, 2024, Sony completed other acquisitions for a total consideration of 111,669 million yen which was paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 70,791 million yen of goodwill and 69,294 million yen of intangible assets.

F-11
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

F-11
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

32.	Related party transactions

(1)	Account balances and transactions with associates and joint ventures accounted for under the equity method
Primary account balances and transactions with associates and joint ventures accounted for under the equity method are as follows:

	Yen in millions
	March 31
	2023	2024
Trade and other accounts receivable

Associates	7,779	19,357
Joint ventures	6,326	3,913

Total	14,105	23,270

Other current assets
Associates	7,747	8,195
Joint ventures	—	—

Total	7,747	8,195

Accounts payable, trade
Associates	1,425	997
Joint ventures	228	265

Total	1,653	1,262

Short-term borrowings
Associates	3,124	3,070
Joint ventures	25,218	26,384

Total	28,342	29,454

Lease liabilities and other
Associates	74,955	78,102
Joint ventures	—	—

Total	74,955	78,102

Accounts payable for property, plant and equipment
Associates	12,050	16
Joint ventures	—	—

Total	12,050	16

8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31
	2022	2023	2024
Sales
Associates	20,385	15,040	14,215
Joint ventures	27,374	30,220	34,199

Total	47,759	45,260	48,414

Purchases
Associates	3,271	4,450	6,385
Joint ventures	785	649	723

Total	4,056	5,099	7,108

Lease payments and other
Associates	11,180	13,720	15,467
Joint ventures	—	—	—

Total	11,180	13,720	15,467

Payments for property, plant and equipment
Associates	12,052	20,553	16
Joint ventures	—	—	—

Total	12,052	20,553	16

Sony has agreements with shareholders of associates to make cash investments in the associates in the future. The investment commitments as of March 31, 2023 and 2024, amounted to 39,047 million yen and 5,905 million yen, respectively.

(2)	Compensation for key management personnel
Compensation for key management personnel for the fiscal years ended March 31, 2022, 2023 and 2024 is presented as follows:

	Yen in millions
	Fiscal year ended March 31
	2022	2023	2024

Short-term employee benefits	1,480	1,831	1,660
Stock-based compensation	1,597	1,928	2,917

Total	3,077	3,759	4,577

Compensation for key management personnel is the remuneration for Directors (including outside Directors) and Corporate Executive Officers of Sony Group Corporation.

33.	Purchase commitments, contingent liabilities and other

(1)	Loan commitments
Subsidiaries in the Financial Services segment have lines of credit in accordance with loan agreements with their customers. As of March 31, 2023 and 2024, the total unused portion of the lines of credit extended under these contracts was 35,831 million yen and 50,965 million yen, respectively.

(2)	Purchase commitments
Purchase commitments for property, plant and equipment and intangible assets (excluding content assets) as of March 31, 2023 and 2024 amounted to 292,975 million yen and 160,919 million yen, respectively.

F-1
19

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition to the above, Sony has purchase commitments for goods and services. There are no purchase commitments that are individually material to Sony, except for the following.
Purchase commitments in the Pictures segment as of March 31, 2023 and 2024, amounted to 137,291 million yen and 188,592 million yen, respectively. The major components of these are agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years from the end of each period.
Purchase commitments in the Music segment as of March 31, 2023 and 2024 amounted to 203,167 million yen and 272,297 million yen, respectively. The major components of these are contracts with recording artists, songwriters and production and sales companies of music software and videos for the future production, distribution and/or licensing of music products. These contracts cover various periods mainly within five years from the end of each period.
Purchase commitments in the G&NS segment as of March 31, 2023 and 2024 amounted to 38,116 million yen and 33,436 million yen, respectively. The major components of these are long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within five years from the end of each period.
Sony has entered into purchase contracts for materials. As of March 31, 2023 and 2024, Sony has committed to make payments of 288,260 million yen and 211,930 million yen, respectively, under such contracts.

(3)	Litigation
Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees
Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2023 and 2024 amounted to 458 million yen and 410 million yen, respectively.

34.	Subsequent events
(Cancellation of shares of its common stock)
Based on the resolution of Sony Group Corporation’s Representative Corporate Executive Officer delegated by the Board of Directors and the Companies Act of Japan, Sony Group Corporation canceled shares of its common stock held as treasury stock as follows.

1.	Number of shares canceled: 12,612,300 shares

2.	Cancellation date: April 10, 2024
(Setting of parameters for repurchase of shares of its own common stock)
Sony Group Corporation approved the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of its Board of Directors held on May 14, 2024.

1.	Total number of shares for repurchase: 30 million shares (maximum)

2.	Total purchase price for repurchase of shares: 250 billion yen (maximum)

3.	Period of repurchase: May 15, 2024 to May 14, 2025

*	The total number of shares for repurchase shown in 1. above after the effective date of the stock split (October 1, 2024) described below will be 150 million shares (maximum).

0

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(Stock Split)
Sony Group Corporation approved the implementation of a stock split of its common stock as follows at the meeting of its Board of Directors held on May 14, 2024.

1.	Method of Stock Split
Each share of Sony Group Corporation’s common stock owned by shareholders whose names appear on the register of shareholders as of the close of the record date of September 30, 2024, will be split into five (5) shares per share.

2.	Number of shares to be increased by Stock Split

(i) Total number of issued shares before stock split:	1,248,619,589 shares
(ii) Number of shares to be increased by stock split:	4,994,478,356 shares
(iii) Total number of issued shares following stock split:	6,243,097,945 shares
(iv) Total number of authorized shares following stock split:	18,000,000,000 shares

*
Total number of issued shares shown above is based on the total number of issued shares as of April 30, 2024, and may increase by the record date of the stock split due to the exercise of stock acquisition rights.

3.	Schedule of Stock Split

(i) Public notice of record date:	September 13, 2024
(ii) Record date:	September 30, 2024
(iii) Effective date:	October 1, 2024

4.	Partial Amendment to Articles of Incorporation
Sony Group Corporation plans to amend its Articles of Incorporation to increase the total number of shares authorized to be issued by Sony Group Corporation from 3.6 billion to 18.0 billion, in accordance with Article 184, Paragraph 2 of the Companies Act of Japan, effective on October 1, 2024, which is the effective date of the stock split.

5.	Impact on per share information
Per share information assuming that the stock split was implemented at the beginning of the fiscal year ended March 31, 2022, would be as follows.

	Yen
	Fiscal year ended March 31
	2022	2023	2024

Basic net income attributable to Sony Group Corporation’s stockholders per share	142.37	162.71	157.66
Diluted net income attributable to Sony Group Corporation’s stockholders per share	141.03	161.97	157.14

F-12
1