Form 20-F
period 2025-03-31
Sony Group Corp
filed 2025-06-20
CIK 313838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2025
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
25 Madison Avenue
, 26
th
Floor
New York,
New York
10010-8601
Telephone:
212
-
833-6722
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

	Outstanding as of
	March 31, 2025	March 31, 2025
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	6,025,003,795
American Depositary Shares		525,653,415
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

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the results of the Financial Services business;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services business;

(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;

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

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above.

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

At a meeting of Sony Group Corporation’s Board of Directors held on May 14, 2025, Sony Group Corporation decided on a plan for the execution of a partial spin-off of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary engaged in the Financial Services business, as of October 1, 2025 (the “Partial Spin-off of the Financial Services business”). As a result, the Financial Services business (formerly the Financial Services segment) will be classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, from the first quarter of the fiscal year ending March 31, 2026 (refer to Note 33 of the consolidated financial statements). In this document, when discussing its status in the fiscal year ended March 31, 2025, the Financial Services business is referred to as the Financial Services segment.

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

The competitive factors Sony faces vary depending on the nature of the business. For example, in the electronics area, Sony competes on the basis of various factors including price and function, while in the Game & Network Services (“G&NS”), Music and Pictures segments, Sony competes for talent, such as game creators, artists, songwriters, actors, directors and producers, and for entertainment content that is created, acquired, licensed and/or distributed. Competition on price can lead to lower margins when costs do not fall at a proportional rate, and competition for talent and appealing content can also lead to lower profitability if the higher costs required for such talent and content cannot be recouped through greater sales. In addition, the evolution of innovative technologies such as generative artificial intelligence (“AI”) and the use of them by competitors may disrupt Sony’s existing business models. Moreover, even for those products where Sony believes it has a strong competitive advantage, such as image sensors, it is possible that its competitors’ technological capabilities will accelerate such that Sony would be unable to maintain its advantageous market position. In terms of consumer electronics products, to produce products that appeal to changing and increasingly diverse consumer preferences, including constantly changing consumer interest in minimizing energy consumption and using environmentally friendly materials for both products and packaging, or to overcome the fact that a relatively high percentage of consumers already possess similar products, Sony must develop superior technology, anticipate consumer tastes, and rapidly develop attractive and differentiated products with competitive prices and features. Sony faces increasingly intense pricing pressure from competitors, retailer consolidation, new sales/distribution channels, and shorter product cycles in a variety of consumer product categories. In the G&NS, Music and Pictures segments, operating results can be impacted by worldwide consumer acceptance of their products, which is difficult to predict, and by alternative forms of entertainment and leisure activities available to consumers, as well as by competing products released or sold at or near the same time. For example, in the Pictures segment, as the number of theatrical releases increases with the resumption of production activities that had been paused due to the strikes by the Writers Guild of America (“WGA”) and the Screen Actors Guild - American Federation of Television and Radio Artists (“SAG-AFTRA”) in 2023, the theatrical release calendar of films by major studios became more crowded, increasing competition for available screen space and adversely affecting the operating results of the Pictures segment.

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

To strengthen the competitiveness of its products and services, Sony continues to invest in research and development (“R&D”), particularly in growth areas such as the G&NS and Imaging & Sensing Solutions (“I&SS”) segments. However, Sony may not be successful in investing in R&D if it fails to identify products, services and market trends with significant growth potential. In addition, Sony’s investments may not yield the innovation or the expected results quickly enough, or competitors may lead Sony in technological innovation. This may hinder Sony’s ability to commercialize new and competitive products and services.

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

Sony actively engages in acquisitions, joint ventures, capital expenditures and other strategic investments to acquire new technologies, efficiently develop new businesses and enhance its business competitiveness. For example, in the fiscal year ended March 31, 2025, Sony acquired additional shares of KADOKAWA Corporation (“KADOKAWA”).

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

Sony invests heavily in production facilities and equipment, including fabrication facilities used to make image sensors for smartphones and other products. Sony may not be able to execute these capital expenditures as planned or recover these capital expenditures in part or full or in the planned timeframe due to the competitive environment, lower-than-expected consumer demand, changes in the financial condition or business decisions of Sony’s major customers, or delays in the procurement of production facilities and equipment. Sony invested 339.6 billion yen and 227.4 billion yen of capital in the fiscal years ended March 31, 2024 and 2025, respectively, mainly for the purpose of increasing image sensor production capacity.

Further, Sony is implementing initiatives for restructuring and transformation to enhance profitability, business autonomy and shareholder value or to clearly position each business within the overall business portfolio. However, the expected benefits of these initiatives, including the expected level of profitability, may not be realized due to internal and external impediments or market conditions worsening beyond expectations. If Sony is not successful in achieving its restructuring and transformation initiatives, Sony’s operating results, financial condition, reputation, competitiveness or profitability may be adversely affected. At a meeting of Sony Group Corporation’s Board of Directors held on May 14, 2025, Sony Group Corporation decided to submit a resolution for the execution of the Partial Spin-off of the Financial Services business to a meeting of the Board of Directors in early September 2025. The execution of the Partial Spin-off of the Financial Services business is expected to be on October 1, 2025, but is subject to approval from the Tokyo Stock Exchange (“TSE”) for the listing of SFGI shares, as well as approvals, certifications and/or permissions by other relevant authorities.

Sony’s sales and profitability may be affected by the operating performance of wholesalers, retailers, other resellers and third-party distributors.

Sony is dependent for the distribution of its products on wholesalers, retailers, other resellers and third-party distributors, many of whom also distribute competitors’ products. For example, in some cases, the Pictures segment depends on third parties to theatrically exhibit its motion pictures, and to operate cable, satellite, internet and other distribution systems to distribute its motion pictures and television programming. A decline in the licensing fees received from these third parties may adversely affect the Pictures segment’s sales. The Pictures segment’s various television networks are also distributed on third-party cable, satellite and other distribution systems and the failure to renew, or the renewal on less favorable terms of, television carriage contracts (broadcasting agreements) with these third-party distributors may adversely affect the Pictures segment’s ability to generate advertising and subscription sales through these networks.

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

As a global company, Sony is subject to the laws and regulations of many countries throughout the world that affect its business operations in a number of areas, including advertising, promotions, consumer protection, import and export requirements, anti-corruption, anti-trust, environmental protection (including decarbonizing regulations in connection with actions against climate change and regulations on the use and/or spillage of hazardous substances such as specific organic fluorine compounds), data privacy and data protection, product security, content and broadcast regulation, development and utilization of AI, intellectual property, labor, occupational health and safety, product liability, taxation (including taxes from certain revenue on digital services), foreign investment, government procurement, foreign exchange controls, and economic sanctions.

Compliance with these laws and regulations may be onerous and expensive. These laws and regulations continue to develop and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Any such developments could occur frequently and without warning and could make Sony’s products or services less attractive to its customers, delay or prohibit introduction of new products or services in one or more regions or cause Sony to change or limit its business practices. For example, imposition of restrictive trade measures such as tariffs and export controls in the United States and elsewhere, as well as retaliatory actions against such measures, could result in increased customs duties applicable to Sony’s products or increased costs for procuring parts and components, and could limit or prohibit the sales of Sony’s products and services to certain of its current or potential customers, which may adversely affect Sony’s operating results and financial condition. In addition, changes in laws or regulations or the judicial interpretation thereof that Sony relies on or Sony is subject to in conducting its operations, including online operations, as well as Sony’s failure to anticipate such changes, may subject Sony to greater risk of liability, increase the costs of compliance, or limit Sony’s ability to engage in or expand certain operations or lead to discontinuance of certain operations. In addition, regulators in Europe and other countries are moving forward with legislation related to AI. As Sony develops and uses AI, there is a possibility that the cost of complying with these laws and regulations may increase.

Violation of applicable laws or regulations by Sony, its officers or employees, third-party suppliers, business partners or agents may subject Sony to monetary fines, penalties, legal judgments, restrictions on business operations and/or reputational damage. Additionally, there is a growing global focus by regulators and external stakeholders on sustainability efforts, including those relating to climate change and respect for human rights in supply chains, as well as increasing regulatory obligations of public disclosures regarding these matters. For example, there is increased attention on labor practices, including work environments at electronic component and product manufacturers and original equipment manufacturers/original design manufacturers (OEM/ODM) operating in Asia. Increased regulation or public pressure in this area could cause Sony’s compliance costs to increase, particularly since Sony uses many parts, components and materials to manufacture its products and relies on suppliers to provide these parts, components and materials. A finding of non-compliance, or the perception that Sony has not responded appropriately to growing external stakeholder concern for such issues, whether or not Sony is legally required to do so, may adversely affect Sony’s reputation, operating results and financial condition.

Sony must manage its large volume of and widespread procurement from third-party suppliers and business partners to control inventory levels, availability, costs and quality of parts, components, materials, software and network services within volatile markets.

Sony’s products and services rely on a large volume of third-party suppliers and business partners for parts, components, materials, software and network services, including semiconductors, chipsets for PlayStation® game consoles and mobile products, liquid crystal display (“LCD”) panels and the Android OS that is used in mobile products, televisions and services. As a result, external suppliers’ and partners’ supply shortages, fluctuations in pricing, quality issues, discontinued support, changes in business terms or prioritization of customers outside the electronics area or of Sony’s competitors can adversely affect Sony’s operating results, brand and reputation. Regarding the global shortage of semiconductors, which became pronounced from the latter half of the fiscal year ended March 31, 2021 through the first half of the fiscal year ended March 31, 2023, although global supply for semiconductors was stable as of the end of the fiscal year ended March 31, 2025, Sony’s operating results and financial condition could be affected if supply becomes restricted again. Reliance on third-party software and technologies may make it increasingly difficult for Sony to differentiate its products from competitors’ products. Also, shortages or delayed shipments of critical parts or components may result in a reduction or suspension of production at Sony’s or its business partners’ manufacturing sites, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom parts or components, or where there are initial manufacturing capacity constraints for products, parts or components that use new technologies.

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

Sony’s sales and profitability are sensitive to economic trends in its major markets, such as inflation. In the fiscal year ended March 31, 2025, 17.3%, 31.9% and 20.3% of Sony’s sales and financial services revenue were attributable to Japan, the U.S. and Europe, respectively. These markets may be subject to significant economic downturns, resulting in an adverse impact on Sony’s operating results and financial condition. An actual or expected deterioration of economic conditions in any of Sony’s major markets may result in a decline in consumers’ consumption and adverse impacts on the businesses of commercial customers, resulting in reduced demand for Sony’s products and services.

In addition, Sony’s operations are conducted in many countries and regions around the world, and these international operations, particularly in certain emerging markets, can create challenges. For example, in the Entertainment, Technology & Services (“ET&S”), I&SS and G&NS segments, production and procurement of products, parts and components in China and other Asian countries and regions increase the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand in a timely manner. Further, in certain countries and regions, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as armed conflicts, deterioration in foreign relations, changes in trade and tariff policies, non-compliance with expected business conduct and a lack of adequate infrastructure. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners Sony’s operating results and financial condition may be adversely affected. For example, as a response to the worsening of the situation in Ukraine and Russia that began in the fiscal year ended March 31, 2022, as of the date of this report, Sony has suspended its business in Russia. If this situation worsens further in the future, it could create global uncertainty, possibly leading to the worsening of Sony’s businesses in other regions or a deterioration in global economic conditions resulting in an adverse impact on Sony’s operating results and financial condition.

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

Changes in the regulation and performance of financial markets may adversely affect the operating results and financial condition of the Financial Services business, which will be classified as a discontinued operation.

The Financial Services business operates in industries subject to comprehensive regulation and supervision, including the Japanese insurance and banking industries. Future developments or changes in laws, regulations or policies may lead to increased compliance costs or limitations on operations in the Financial Services business. In addition, lending and borrowing between Sony’s subsidiaries that are part of the Financial Services business and other companies within the Sony Group is strictly limited by guidelines issued by regulatory agencies in Japan.

Changes in interest rates, foreign exchange rates, inflation rate and the value of Japanese government and corporate bonds, U.S. treasury bonds, equities, real estate and other asset classes as well as changes in the implied volatility of interest rates, stock prices and exchange rates may have an adverse effect on the operating results and financial condition of the Financial Services business. For example, the life insurance business has invested most of its general account assets in ultra-long-term Japanese government and corporate bonds, as well as ultra-long-term U.S. treasury bonds, to match the liability characteristics of the long-term maturity insurance policies it has underwritten. The life insurance business has guaranteed yields on outstanding policies while its investment portfolio could be reduced by the market changes discussed above. The banking business has invested most of its total loan balance, or over half of its total assets, in its mortgage loans account. An increase in non-performing loans or a decline in prices of the real estate collateral from the market changes discussed above or deterioration of credit quality may have an adverse effect on the operating results and financial condition through an increase in the allowance for credit losses.

The market changes discussed above, Sony’s management of these changes or the occurrence of earthquakes, pandemic disease or other catastrophic events in Japan could expose the life and non-life insurance businesses to increasing costs or adverse impact on their ability to satisfy insurance contract liabilities.

Insurance contract liabilities are calculated based on many actuarial assumptions that are uncertain. Significant changes to these actuarial assumptions and the market changes discussed above may have an adverse effect on the operating results and financial condition of the Financial Services business. The review of assumptions for insurance contract liabilities is required at the end of each reporting period.

As a result of a resolution at the meeting of Sony Group Corporation’s Board of Directors on May 14, 2025 on the plan for the execution of the Partial Spin-off of the Financial Services business, the Financial Services business has been classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” from the first quarter of the fiscal year ending March 31, 2026. Refer to Note 33 of the consolidated financial statements for details.

Sony’s facilities and operations are subject to damage and disruption as a result of catastrophic disasters, outages, pandemic diseases, or similar events that could lead to supply chain, manufacturing and other business disruptions and have an adverse impact on Sony’s operating results.

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

In addition, offices and facilities used by Sony, its suppliers, service providers and business partners, including those used for network, telecommunications and information systems infrastructure, R&D, material procurement, manufacturing, motion picture and television production, logistics, sales, and online and other services are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of unexpected catastrophic events such as natural disasters, pandemic diseases (including COVID-19 and/or other infections), terrorist attacks, armed conflicts, large-scale power outages and large-scale fires. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it may disrupt Sony’s operations, delay design, development or production, interrupt shipments and postpone the recording of sales, and/or result in large expenses to repair or replace these facilities or offices. For example, if economic activity stagnates due to a future resurgence of pandemic diseases (including COVID-19 and/or other infections), it could adversely affect the procurement of components and raw materials, production, development, sale and distribution of Sony’s products and services, resulting in a negative impact on Sony’s operating results and financial position. In the G&NS segment, the production of hardware could be adversely affected again due to issues in the component supply chain. In the Music segment, in-person concerts and other events could be restricted again, causing related revenues to decrease. In the Pictures segment, if movie theaters are once again forced to close or limit their capacity, Sony’s theatrical revenues may decrease. Additionally, depending on the status of lockdowns or other anti-infection measures, as well as future increases in infections, Sony may be impacted by delays in the production schedules of new motion pictures and television programming, as well as decreased advertising revenue. The ET&S segment could continue to be adversely impacted by factory shutdowns or declines in factory utilization, supply chain issues and the closure of retail stores globally.

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

Sony, its third-party service providers, suppliers and other business partners make extensive use of information technology to support business operations, and to provide network and online services to customers. These operations and services, as well as Sony’s business information, may be intentionally or inadvertently compromised by malicious third parties, including state-sponsored organizations, criminal organizations, Sony’s officers or employees, third-party service providers or other business partners. Such organizations or individuals may use a variety and combination of techniques, such as installing malicious software, exploiting vulnerabilities in information technology, using social engineering to mislead officers, employees and business partners into disclosing passwords and sensitive information, coordinating distributed denial-of-service attacks and using generative AI, which can execute more automated, targeted, and coordinated cyberattacks, to render services unavailable. If suppliers and other business partners are subjected to these cyberattacks, they may become unable to supply parts, materials, and services to Sony, which could consequently impact Sony’s businesses. Sony has previously been the subject of cyberattacks. For further details, refer to “Item 16K. Cybersecurity.”

As cyberattacks become increasingly sophisticated and automated, and as tools and resources become more readily available, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks can provide absolute security. In addition, Sony’s officers and employees continue to work both in the office and at home. Although Sony takes measures to ensure that appropriate information security protections are in place for the remote workforce, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks, can provide absolute security. As a result, Sony’s business information, including personally identifiable information, may be lost, destroyed, disclosed, misappropriated, altered, or accessed without consent, and Sony’s information technology systems or operations, or those of its service providers or other business partners, may be disrupted. Malicious adversaries may also use unauthorized access to Sony’s networks as a platform to compromise Sony’s third-party business partners without Sony’s knowledge.

An information security incident could result in significant remediation costs for Sony. In addition, a disruption to Sony’s network and online services, information technology, or other compromise of its information security may have serious consequences to its business and operations, including lost revenues, damage to relationships with business partners and other third parties, disclosure, alteration, destruction or use of proprietary information and the failure to retain or attract customers. Moreover, such disruptions and breaches may result in a diversion of management’s attention and resources. Further, it may result in adverse media coverage, which may harm Sony’s brand image and reputation. Sony may also be subject to legal claims or legal proceedings, including regulatory investigations and actions. Sony’s cyber insurance may not cover all expenses and losses and, accordingly, such breaches or other compromises of Sony’s information security or that of its third-party service providers or business partners may have an adverse impact on Sony’s operating results and financial condition.

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

Sony’s efforts to adapt to rapid advancements in technologies and increased demand for mobile products and online services, while also maintaining product quality and product security, may not be successful and may increase exposure to product liability. As a result, Sony may incur both reputational damages and expenses in connection with, for example, product recalls and after-sales services. In addition, Sony may not be successful in introducing after-sales upgrades, enhancements or new features to existing products and services, or in enabling existing products and services to continue to conveniently and effectively integrate with other technologies and online services. Moreover, cyberattacks targeting internet-connected products have increased significantly. For example, customer information and Sony or third-party technical information may be misappropriated, the functionality of Sony’s products and services may be impaired, or Sony products may be used in denial-of-service attacks. There can be no guarantee that Sony’s security measures will prevent products from being compromised.

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

Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of its business there are many situations where the ultimate tax determination can be uncertain, because of the transfer pricing for its intercompany transactions, and because Sony is subject to continuous review by tax authorities of numerous jurisdictions. The calculation of Sony’s tax provision and the carrying value of tax assets, including net operating loss carryforwards and tax credit carryforwards, require significant judgment and the use of estimates, including estimates of future taxable income. At the end of each reporting period, Sony reassesses unrecognized deferred tax assets and determines whether these assets should be recognized. As of March 31, 2025, the unrecognized deferred tax assets amounted to 232.6 billion yen. An increase in unrecognized deferred tax assets may have an adverse impact on Sony’s operating results and financial condition.

Deferred tax assets are evaluated on a jurisdiction-by-jurisdiction basis. As of March 31, 2025, Sony and/or its subsidiaries had unrecognized deferred tax assets, principally in Japan for local taxes. Additionally, deferred tax assets could expire unused or otherwise not be realizable for a variety of reasons including the lack of sufficient taxable income in the appropriate jurisdiction. Sony’s operating results and financial condition could be adversely affected when the deferred tax assets expire unused.

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

The discussion above is not exhaustive of all possible foreign exchange controls considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall foreign exchange controls consequences of the acquisition, ownership and disposition of shares of common stock or voting rights of Sony Group Corporation by consulting their own advisors. For a more detailed discussion on the requirements and procedures regarding the prior notifications under the Foreign Exchange Regulations, refer to “Exchange Controls” in “Item 10. Additional Information.”

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

In December 1958, Sony Group Corporation was listed on the TSE. In June 1961, Sony Group Corporation issued American Depositary Receipts (“ADRs”) in the U.S.

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

In April 2004, Sony Group Corporation established Sony Financial Holdings, Inc. (“SFH”), a financial holding company, in Japan. Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”) became subsidiaries of SFH. In October 2007, SFH was listed on the First Section of the TSE in conjunction with the global initial public offering of shares of SFH by Sony Group Corporation and SFH. In September 2020, SFH became a wholly-owned subsidiary of Sony Group Corporation through Sony’s tender offer for the common shares and the related stock acquisition rights of SFH and the subsequent procedures for the purchase of all of SFH’s remaining common shares. In October 2021, SFH changed its company name to SFGI. In May 2023, Sony Group Corporation announced that it had begun an assessment of the Partial Spin-off of the Financial Services business and the listing of the shares of SFGI, and in February 2024, Sony Group Corporation obtained approval from the Minister of Economy, Trade and Industry of Japan regarding its Corporate Restructuring Plan for the Partial Spin-off of the Financial Services business based on the Act on Strengthening Industrial Competitiveness of Japan. In May 2025, Sony Group Corporation decided to submit a resolution for the execution of the Partial Spin-off of the Financial Services business, as of October 1, 2025, to the Board of Directors in early September 2025. After this execution, it is expected that Sony Group Corporation will hold slightly less than 20% of the shares of SFGI and SFGI will no longer be a consolidated subsidiary of Sony, but will become an affiliate of Sony accounted for using the equity method. (Refer to Note 33 of the consolidated financial statements.)

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

In July 2022, Sony Interactive Entertainment LLC acquired Bungie Inc. (“Bungie”), an independent videogame developer in the United States.

In September 2022, Sony Honda Mobility Inc. (“Sony Honda Mobility”), a joint venture in the mobility field between Sony Group Corporation and Honda Motor Co., Ltd., was established in Japan. Sony’s stake in Sony Honda Mobility is 50%.

Sony Group Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111. Its website is https://www.sony.com/en/.

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

Principal Capital Investments

In the fiscal years ended March 31, 2024 and 2025, Sony’s capital expenditures were 882.6 billion yen and 867.8 billion yen, respectively. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

In the fiscal year ended March 31, 2025, Sony invested approximately 268.7 billion yen in the I&SS segment. This investment included approximately 227.4 billion yen to increase image sensor production capacity.

B.	Business Overview

The G&NS segment includes the production and sales of digital software and add-on content, the network services businesses and the manufacture and sales of home gaming products. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

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

Music

Recorded Music:

“Recorded Music” includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances and merchandising. SME, a global entertainment company, excluding Japan, is engaged primarily in the development, production, marketing and distribution of recorded music in all commercial formats and genres. SMEJ is an entertainment company mainly focused on the Japanese market, which includes a Japanese domestic recorded music business that produces recorded music and music videos through contracts with many artists in all music genres.

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

Pictures

Motion Pictures:

“Motion Pictures” includes the worldwide production, acquisition and distribution of live-action and animated motion pictures. SPE’s motion picture production organizations include Columbia Pictures, Screen Gems, TriStar Pictures, 3000 Pictures, Sony Pictures Animation, Stage 6 Films, AFFIRM Films, Sony Pictures International Productions, and Sony Pictures Classics. SPE also operates Sony Pictures Imageworks, a visual effects and animation unit, and manages a studio facility, Sony Pictures Studios, which includes post-production facilities.

Television Productions:

“Television Productions” includes the worldwide production, acquisition and distribution of programming, including scripted series, unscripted “reality” or “light entertainment,” daytime serials, game shows, animated series, made for television movies and miniseries and other programming.

Media Networks:

“Media Networks” includes the operation of television networks and direct-to-consumer (“DTC”) streaming services worldwide. SPE’s television networks around the world include Sony Pictures Networks India, which operates television networks in India, and Game Show Network, LLC, which operates a U.S.-based network delivered on cable, satellite and other distribution platforms. Digital networks include Crunchyroll, a streaming service based in North America primarily focused on anime content, and SonyLIV, a general entertainment streaming service in India.

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

In May 2025, Sony Group Corporation decided to submit a resolution for the execution of the Partial Spin-off of the Financial Services business, as of October 1, 2025, to the Board of Directors in early September 2025. After this execution, it is expected that Sony Group Corporation will hold slightly less than 20% of the shares of SFGI and SFGI will no longer be a consolidated subsidiary of Sony, but will become an affiliate of Sony accounted for using the equity method. (Refer to Note 33 of the consolidated financial statements.)

All Other

All Other consists of various operating activities, including the disc manufacturing business outside of Japan, and the recording media and storage media businesses.

Sales and Distribution

G&NS, ET&S and I&SS

In the G&NS segment, PlayStation® hardware and peripheral devices, software and content and network services are marketed and distributed by Sony Interactive Entertainment LLC, Sony Interactive Entertainment

Inc. and Sony Interactive Entertainment Europe Ltd. Digital software, including add-on content, is primarily sold via the PlayStation Store, while software for third-party platforms is sold via third-party distributors. Hardware and physical software are sold both indirectly via third-party distributors as well as directly via Sony Interactive Entertainment’s proprietary DTC website. Additionally, Bungie carries out marketing and distribution of its software, content and merchandise under its own brand as an independent studio and publisher, with support from Sony Interactive Entertainment.

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

Music

SME and SMEJ develop, produce, market, and distribute recorded music in various commercial formats. SME and its affiliates conduct business globally under “Columbia Records,” “Epic Records,” “RCA Records” and other labels. SMEJ conducts business in Japan under “Sony Music Records,” “Epic Records Japan,” “SME Records,” “Ki/oon Music,” “Sony Music Associated Records” and other labels. In addition, SME produces, markets and distributes products related to its artists mainly through the merchandising company Ceremony of Roses.

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business in countries other than Japan under the Sony Music Publishing name.

SMEJ creates artwork and produces packaged home entertainment products including music and games. It also organizes various events in Japan through Sony Music Communications Inc. and its affiliates. In addition, SMEJ produces, markets and distributes animation products and game applications based on animation titles through Aniplex Inc. (“Aniplex”).

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

The worldwide home entertainment and television distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through SPE’s Sony Pictures Home Entertainment/Television Distribution group. For home entertainment, product is distributed in various home media formats including Digital Distribution. Digital Distribution includes electronic sell-through and video-on-demand distributed on digital platforms, cable networks and direct broadcast satellite (“DBS”) providers. For television, SPE’s library of motion pictures and television programming is licensed to distributors such as broadcast television networks, digital platforms, cable networks and DBS providers. Digital platforms include subscription and advertising supported platforms (including Sony’s PlayStation™Network (“PSN”), Netflix and Amazon Prime Video).

SPE’s television networks and streaming services (including Crunchyroll, primarily in North America, Europe and Latin America, and SonyLIV in India) are distributed through digital platforms, cable, DBS providers and telecommunications companies to viewers around the world. These networks and services generate advertising, subscription and other ancillary revenues.

Financial Services

Sony Life conducts its life insurance business in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner sales specialists as well as partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2025, Sony Life employed 5,795 Lifeplanner sales specialists. Sony Life maintains an extensive service network which mainly consists of the Lifeplanner channel and the independent agent channel in Japan. The Lifeplanner channel is characterized by recruitment of high-caliber sales professionals from industries outside the life insurance industry, quality improvement through education and training, performance-linked compensation and high productivity. Lifeplanner sales specialists offer custom-made packages. Most of the agents in the independent agent channel are corporate and non-exclusive agents, primarily shop-style agents. Shop-style agents are a sub-channel of the independent agent channel, who offer insurance in local stores and provide customers with opportunities to compare various insurers’ products. To enhance Sony Life’s relationship with independent agents, Sony Life’s agency supporters provide independent agents with various support services, including recruiting, training and sales promotion activities. As part of its plan to expand its sales of individual annuity products, Sony Life established AEGON Sony Life Insurance Co., Ltd. (“AEGON Sony Life”) in August 2007 and SA Reinsurance (“SA Re”) in October 2009, both 50-50 joint venture companies with AEGON N.V. AEGON Sony Life and SA Re began operations in Japan in December 2009 and in Bermuda in January 2010,

respectively. In January 2020, Sony Life acquired from AEGON International B.V. the remaining 50% stakes of AEGON Sony Life and SA Re, resulting in both AEGON Sony Life and SA Re becoming wholly-owned subsidiaries of Sony Life. AEGON Sony Life changed its trade name to Sony Life With Insurance Co., Ltd. (“Sony Life With”) on April 1, 2020. On April 1, 2021, Sony Life undertook an absorption-type merger with Sony Life With, with Sony Life as the surviving company. Furthermore, Sony Life completed the liquidation of SA Re in March 2023.

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

All Other

Sony DADC group offers Ultra HD Blu-ray™, Blu-ray Disc™, DVD and CD media replication services as well as digital and physical supply chain solutions to business customers. Sony Storage Media Solutions Corporation sells its storage media products through its own sales forces, as well as through Sony’s sales companies mentioned in the above description of Sales and Distribution for the G&NS, ET&S and I&SS segments.

Sales to External Customers by Geographic Area

The following table shows Sony’s consolidated sales to external customers in each of its major markets for the periods indicated.

	Fiscal year ended March 31
	2023	2024	2025
	(Yen in millions)
Japan	2,126,508	3,027,526	2,244,356
United States	3,401,402	3,751,239	4,127,795
Europe	2,190,311	2,632,963	2,630,934
China	855,437	1,000,907	1,244,115
Asia-Pacific	1,563,414	1,659,776	1,640,582
Other Areas	837,301	948,357	1,069,282

Total	10,974,373	13,020,768	12,957,064

Sources of Supply

Sony procures parts, components and raw materials used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony has a general policy of maintaining multiple suppliers for important parts and components.

When parts, components and raw materials become scarce, it not only causes production costs to rise but also may affect production. For example, semiconductors, LCD panels and other components, which are used in multiple applications, can influence Sony’s performance when the availability of such parts and components is significantly limited. Additionally, rising energy costs and market prices, and trade-related costs may cause prices of parts, components and raw materials to increase, which may adversely affect Sony’s financial results. Regarding raw materials, the market price of resin, sheet steel and copper, which are widely used in mechanical parts, electronic parts and components, may also fluctuate because of market factors such as the balance of supply and demand, and such fluctuations may impact the cost of those parts and components.

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

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products and services. Sony is licensed to use a number of patents owned by others, covering a wide range of products and services. Certain of these licenses are important to Sony’s business. Sony products that employ Blu-ray Disc™ player functionality, including PlayStation®4 and PlayStation®5 (“PS5™”) hardware, are substantially dependent upon patents that relate to technologies specified in the Blu-ray Disc™ specifications and are licensed by Via Licensing Alliance LLC. Sony considers its overall license position beneficial to its operations.

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

Social Responsibility Regulations Such as Environmental and Human Rights Regulations

Sony monitors, evaluates, and complies with laws and regulations that may affect its global operations and purchasing activities with respect to social responsibility, such as environmental, human rights, labor, and occupational health and safety issues. For example, Sony has taken steps to address upcoming regulations or governmental policies related to (i) climate change including carbon disclosure, greenhouse gas (“GHG”) emission reduction, carbon taxes and product energy efficiency; (ii) reporting on material sustainability matters relevant to Sony’s business activities; and (iii) mandatory human rights and environmental due diligence throughout Sony’s value chain.

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

Sony is aware that certain transactions during the fiscal year ended March 31, 2025, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.

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

Sony is not aware of any other activity, transaction or dealing by Sony Group Corporation or any of its affiliates during the fiscal year ended March 31, 2025 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2026, except as described above in connection with the wind-down of its representative office in Iran. Nevertheless, Sony continues to monitor developments in this area as sanctions against Iran continue to evolve, and assess whether and to what extent such sanctions may affect Sony’s business activities, which Sony intends to conduct in accordance with applicable laws and regulations.

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

Also refer to “Risk Factors” in “Item 3. Key Information” for the risks related to sustainability.

<Sony’s sustainability efforts>

The Sustainability Department, operating under the above structure and the aforementioned “Sony’s Basic Policy for Sustainability Initiatives,” strives to spread this policy across Sony’s business operations. Through dialogue with stakeholders and materiality analysis, the Sustainability Department identifies sustainability issues that need to be addressed by the Sony Group as a whole. Additionally, the Sustainability Department promotes the group-wide sustainability initiatives by formulating relevant Group policies on identified sustainability issues, including a long-term environmental plan, “Road to Zero,” and communicating across the Sony Group by collaborating with the Senior Executives in charge of Sony’s headquarters functions and the Relevant Divisions.

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

In the fiscal year ended March 31, 2025, Sony hosted the Sustainability Small Meeting for its investors as well as the Sustainability Media Briefing in order to foster a deeper dialogue with stakeholders regarding sustainability. In addition, a global sustainability conference was held, where the Senior Executive in charge of

Sustainability, the Senior Executive in charge of Human Resources, and personnel in charge of sustainability from the Business Units came together to confirm and share sustainability initiatives for the Business Units and their progress on the Sustainability KPIs.

For the fiscal year ended March 31, 2025, the Sustainability KPIs included reducing the power consumption of Sony’s products, reducing GHG emissions in Sony’s manufacturing processes, implementing environmental awareness-raising activities using Sony’s content IP, and improving product and service accessibility.

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

(2) Sustainability Strategies

As a result of the above materiality analysis, Sony has identified the following important topics that should be prioritized across the Sony Group after review by the Senior Executives in charge of Sony’s headquarters functions and the Board of Directors.

•	Climate Change

Under the “Road to Zero,” a long-term environmental plan established in 2010 that aims to achieve a zero environmental footprint for the entire Sony Group by the year 2050, Sony is promoting environmental impact reduction activities in each of the following four perspectives: climate change, resources, chemical substances, and biodiversity. In May 2022, Sony announced that it had determined to accelerate its environmental impact reduction activities in the climate change area and to push its goal of achieving a net-zero footprint throughout the entire value chain, moving the target year from 2050 to 2040. Sony’s net-zero (*1) target for 2040 was approved as the net-zero target for the Science Based Targets initiative (“SBTi”) (*2) in August 2022. In April 2025, Sony Group Corporation established “Green Management 2030,” the Group’s new medium-term environmental targets (*3) effective from the fiscal year ending March 31, 2027 through the fiscal year ending March 31, 2031.

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

*3

Sony is working toward achieving its long-term environmental plan, the “Road to Zero,” by setting medium-term (five-year) environmental targets. Sony is currently engaged in initiatives focused on reducing environmental impact to achieve the goals set under “Green Management 2025” for the fiscal year ended March 31, 2022 through the fiscal year ending March 31, 2026.

Sony’s interim goals for the above 2040 net-zero target are as follows:

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

2.

By 2030, Sony aims to achieve 100% renewable electricity used at its own business sites. The percentage of electricity use derived from renewable energy targeted to be achieved as of the end of the fiscal year ending March 31, 2026 has been set at 35%.

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

•

Contribution to carbon removal/fixation (*4): Exploration of investments in start-ups engaged in carbon removal, and development of an index integrating biodiversity and carbon fixation associated with augmented ecosystem businesses, such as Synecoculture™ (*5) being rolled out by SynecO, Inc.

*4	Process by which carbon from the atmosphere is converted into organic compounds.
*5	Synecoculture is a trademark of Sony Group Corporation.

•	Diversity

Refer to “(3) Human Capital Strategies, Metrics and Targets” for diversity strategies.

•	Respect for Human Rights

Through the “Sony Group Human Rights Policy,” Sony is committed to respecting the internationally recognized human rights of individuals potentially affected by its business activities throughout its value chain. Sony also strives to avoid causing or contributing to adverse human rights impacts that may arise from its operations, products, services and/or business relationships, and is dedicated to taking reasonably necessary actions to help remediate any impacts that may occur.

Sony has established and implemented Group policies for specific areas, such as the “Sony Supply Chain Code of Conduct” which sets forth the code of conduct for Sony’s own manufacturing sites and suppliers of electronics products, with the aim to work towards a responsible supply chain, and the “Sony Group AI Ethics Guidelines,” which guide all Sony officers and employees to utilize AI and/or conduct AI-related R&D in a manner that conforms with Sony’s values and emerging social norms. Sony conducts human rights risk impact assessments in line with the frameworks regarding human rights due diligence set out in the United Nations Guiding Principles on Business and Human Rights (UNGP) issued by the United Nations Human Rights Council and the OECD Guidelines for Multinational Enterprises on Responsible Business Conduct. After identifying potential human rights risks by considering the characteristics of each business operation and the value chains important to each business, the assessments further identified three areas as priority areas for enhancing initiatives throughout the Sony Group: responsible supply chains, respect for diversity and responsible development and use of technologies. For issues where significant adverse human rights impacts are identified or are of concern in these priority areas, Sony promotes initiatives to prevent or mitigate those impacts for each of these areas. In the fiscal year ended March 31, 2025, each Business Unit conducted a human rights risk impact assessment to review the specific human rights risks inherent to each business segment and the current status of initiatives addressing these risks. This assessment aimed to evaluate the need for improvements or new measures and to reassess the human rights issues that each Business Unit should prioritize. The assessments were carried out by each Business Unit, utilizing the evaluation criteria established by the Sustainability Department, and incorporating insights from external experts or relevant internal departments. In December 2024, the Sustainability Department received reports from each Business Unit on the key areas of focus, the status of initiatives, and future plans for each Business Unit during an internal global conference.

•	Technology for Sustainability

Sony supports technological development that helps businesses grow and innovation that betters society and industry for the future.

For example, Sony is working to reduce the environmental impact of its products through the development of environmentally-conscious materials and technologies to reduce power consumption. Furthermore, in order to address issues such as the proliferation of fake images and false information due to the rapid development of generative AI models, and to enhance the reliability of image content, Sony Corporation has begun to provide certain media agencies and photojournalists with Camera Authenticity Solutions that verify the authenticity of images in compliance with the Coalition for Content Provenance and Authenticity’s (C2PA) (*6) standard and through the use of Sony’s proprietary in-camera digital signature.

*6	A standards-setting organization that develops open standards and technical specifications for the provenance and authenticity of digital content.

(3) Human Capital Strategies, Metrics and Targets

<Sony’s “Diversity” and People Philosophy>

Starting from its origins in the electronics business in 1946, Sony expanded into semiconductors with the development of Japan’s first transistor. Sony then expanded into new businesses in various ways: the music and the financial services businesses through joint ventures with foreign companies, the motion pictures business through the acquisition of a foreign company, and the gaming business through a joint venture within the Sony Group, while continuing to evolve as a company composed of multiple business units. Half of Sony’s six main business segments are headquartered in the U.S. and supported by a tailored organizational structure for optimal global operations.

The development and growth of the businesses to date have been based on the values that have been passed down since Sony’s founding: an insatiable appetite for new challenges and a respect for diversity. The intersection of employees with diverse backgrounds drives the creation of new businesses, and the diversification of the businesses expands opportunities for active employee involvement. This fosters mutual growth for both employees and Sony. Sony considers the diversity of its businesses and people as drivers for value creation, along with creativity and technology. Sony has approximately 112,000 employees worldwide who have varied backgrounds and experiences. Employee diversity constitutes a driving force behind the growth of each business. In alignment with Sony’s Purpose, Sony’s diverse employees connect and intersect across businesses and regions, fusing technology and creativity to create new value.

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

<“Diverse Perspectives” and Key Focus Areas for Achieving the Fifth Mid-Range Plan>

Sony has adopted the key phrase “diverse perspectives,” which signifies the different viewpoints of each individual, as a core principle to put its People Philosophy into practice. Recognizing that a diverse workforce has long been the foundation for creating and supporting a wide range of businesses, Sony has identified the key elements needed to remain an organization that embraces diverse perspectives. These are: Diversity of People—bringing together people of all backgrounds; Diversity of Experience—encouraging collaboration among individuals from different fields, and enabling employees to gain new experiences by working internationally or across business areas; and finally, Leadership and Corporate Culture that Embraces Diverse Perspectives—leaders who draw on the unique strengths of individuals to guide the organization, and a culture that welcomes a variety of perspectives and values. These principles are reflected in the Sony Group’s human resource initiatives.

Sony’s fifth mid-range plan, launched in the fiscal year ended March 31, 2025, is themed “Beyond the Boundaries: Maximize Synergies across the Group.” As a foundation for advancing efforts to achieve synergy and enhance corporate value, Sony plans to promote an organization that embraces diverse perspectives, designating the following key focus areas to monitor progress and results.

(i) The Evolution of Diversity in People and Experience that Underpins Group Growth

Sony’s management team is composed of members with diverse backgrounds, experiences, and areas of expertise. As part of Sony’s continued commitment to enhancing this diversity, it aims to increase the percentage of women and persons of non-Japanese origin*7 among executives*8 at Sony Group Corporation in Japan to more than 30% each, by 2030. As of the end of March 2025, these figures stood at 18.8% and 28.1%, respectively.

*7 Individuals of non-Japanese nationality or who were born outside Japan

*8 Directors, Senior Executives including Corporate Executive Officers, and other officers

The appointment of Robert Lawson, former Chief Communications Officer at SPE’s headquarters, as Sony Group Corporation’s Senior Vice President in charge of Corporate Communications in the fiscal year ended March 31, 2025 also reflects the ongoing evolution in the diversity of experience within Sony Group Corporation’s leadership team.

Approximately half of Sony Group’s entire workforce is based outside Japan, with more than 90% of those employees being hired locally. Sony is actively expanding its recruitment efforts to attract talent across all nationalities who can drive cutting-edge technology development, such as AI, at its global R&D organizations and at Sony Research Inc. (formerly Sony AI Inc.), beyond just its main businesses. Sony’s ongoing efforts focus on bringing in outstanding students and experienced professionals from around the world.

As part of creating a work environment where diverse talent can thrive, Sony is promoting the advancement of women on a global scale. At the end of the fiscal year ended March 31, 2025, women made up 34.2% of the total Sony Group workforce, and the percentage of women in management positions was 31.6%. However, because the percentage of women in management positions at companies in Japan remains lower compared to overseas companies, each of Sony’s major subsidiaries in Japan has set specific goals and is working to increase this percentage.

Sony is committed to complying with the disability-related laws and norms of each country and region. Enabling every employee to thrive follows the philosophy of Masaru Ibuka, one of Sony’s founders, who said “we had a spirit of autonomy and a belief in creating workplaces that do not offer charity, but rather create an environment that makes it possible for individuals with disabilities to manufacture products that exceed those manufactured by individuals without disabilities.” Sony aims to create a work environment that supports career building regardless of disabilities, with the entire Sony Group working to achieve this goal.

Sony is enhancing its internal infrastructure to support diverse employees and aims to provide LGBTQ+ employees worldwide with working environments in which they can feel comfortable being themselves, while respecting national and regional contexts. As a group-wide initiative, since the fiscal year ended March 31, 2023, Sony has introduced a pride logo, featuring a Sony logotype in rainbow colors, to visually express Sony’s respect and support for LGBTQ+ employees and communities, both inside and outside the Sony Group.

From the standpoint of enhancing the diversity of employee experience, for many years, Sony has actively promoted the recruitment of people who have experience working for other companies or in other job types, which is grounded in the principle that the diverse knowledge and perspectives these individuals bring through the experience of working for other companies or in various job types fuels organizational growth. The percentage of new hires with prior experience working for other companies or in other job types to all new hires at Sony Group Corporation and its consolidated subsidiaries in Japan was 48.3% and 50.7% for the fiscal years ended March 31, 2025 and 2024, respectively. Additionally, the majority of Sony’s employees at overseas Group companies have prior experience working for other companies or in other job types. During performance evaluation, Sony does not distinguish between employees with experience working for other companies or in other job types and those who started their careers at Sony.

In addition, more than 9,000 new employees have joined the Sony Group during the period between the fiscal years ended March 31, 2013 and 2025 through mergers, acquisitions and strategic alliances in growth areas such as game title development, contributing to the growth of the business through the diversification of the backgrounds of Sony’s employees.

Going forward, Sony intends to place greater focus on supporting collaboration among employees with diverse experiences and perspectives and on helping them build careers that cross business and organizational boundaries.

(ii) Providing Opportunities to Foster Diverse Individual Experiences

Sony believes that the growth of each unique and self-driven employee ultimately drives the growth of the company. That is why it is essential for Sony to attract talented individuals with a strong desire to take on new challenges and to continuously support their development. To help employees maximize their potential and take on roles where they can thrive, it offers a range of opportunities, including an internal job posting system, the “Career Plus” program and the “Free Agent (FA)” system, which support career development across business units and organizational boundaries. In Japan, Sony pioneered the internal job posting system in 1966, ahead of most other companies, and has been operating it for nearly 60 years. This system is designed not only to encourage employees to take on new roles, but also to ensure the right people are placed in the right positions and to strengthen key business areas. To date, more than 8,000 internal transfers have taken place through this initiative, establishing it as an essential part of Sony’s HR framework that empowers individual ambition. In 2015, Sony introduced the Career Plus program, which allows employees to dedicate one to two days a week to take part in projects or assignments in other departments across the organization while continuing in their current roles. Sony has also significantly expanded its internal mobility framework by adding new systems to its traditional job posting program. These include the internal FA system, which grants high-performing employees “FA rights” and shares their profiles across the Sony Group to open up new opportunities for growth in different fields. Another is Sony CAREER LINK, a platform where employees can register their profiles and be contacted by hiring teams or HR when their skills and experience match available roles.

These initiatives are not limited to Japan; they are also being implemented globally. For example, an internal job posting system has been introduced across all Group Companies operating businesses in China. Additionally, when forming teams for new cross-Group projects in China, the Career Plus program was utilized to allow participants to dedicate more than 20% of their work time to the project while maintaining their regular duties. This created opportunities for employees to engage in new tasks across businesses and collaborate with colleagues from different areas.

In addition, lectures, workshops, and career counseling services are actively used to foster proactive career awareness. However, supporting each individual’s drive to take on challenges also requires open dialogue in the workplace. Every employee is encouraged to discuss their career with their supervisors and reflect on their skills, helping them to pursue self-directed career development tailored to their unique situation and goals.

(iii) Fostering an Organizational Culture and Leadership that Embraces Diverse Perspectives

At Sony, where diverse talent comes together, leadership styles vary as well. However, one essential quality Sony believes all leaders must share is the ability to embrace diverse perspectives. Beyond cultivating a culture where diverse perspectives are welcomed and open dialogue is encouraged, it is equally important to develop the mindset and skills to actively incorporate those perspectives and translate them into organizational strength.

“Sony University,” a next-generation leadership development program designed to cultivate future leaders for key roles across businesses and functions, brings together a diverse group of participants each year from Group companies around the world, each with different backgrounds and perspectives. Through lectures, group discussions, and dialogue with senior leaders from various business areas, selected participants strengthen their skills and minds such as leadership, strategic thinking, and vision-setting capabilities. By learning and growing alongside one another, participants build cross-organizational networks that foster collaboration and partnership across the Sony Group.

The “Sony Cross-Mentoring Program,” which entered its third year in the fiscal year ended March 31, 2025, is a Sony Group-wide initiative that connects senior leaders and next-generation leadership candidates from different business units in strategic mentor-mentee pairings. The program creates opportunities for mentees to deepen their understanding of areas beyond their own businesses, gain new insights that support their individual development plans, and expand their internal networks. Over the course of approximately six months, mentors and mentees engage in regular conversations on topics such as management and leadership skills, business strategy, and career development. Through the sharing of the mentors’ extensive experience and perspectives, mentees are able to broaden their horizons and elevate their leadership outlook.

Additionally, in the fiscal year ended March 31, 2025, roundtable discussions were held between Sony Group Corporation’s executives and employees from various businesses and areas of expertise. Centered on the theme “Embracing Diverse Experiences and Perspectives,” participants discussed how changes in business domains, roles, or working environments shape career development, as well as the types of diverse perspectives that will be essential to the Sony Group going forward. Many participants noted that having direct dialogue with executives and colleagues from across the Group was a rare and valuable opportunity. The roundtables have helped deepen understanding of Sony’s culture, businesses, and people, while also fostering new synergies.

As defining and advancing its focus areas, Sony believes the true measure of whether its diverse employees feel a sense of purpose and are empowered to pursue their own forms of “Kando (emotion)” lies in their alignment with the Purpose and overall employee engagement. To assess this, employee surveys are regularly conducted. Employee engagement, in particular, is a critical metric and is included as part of the performance evaluation criteria linked to compensation for the Senior Executives of Sony Group Corporation.

Under its Purpose, Sony remains committed to securing diverse talent and fostering an organizational culture that embraces diverse perspectives, with the aim of achieving sustainable growth and creating value for society.

C.	Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Group Corporation.

Name of company	Country of incorporation /residence	(As of March 31, 2025) Percentage owned
Sony Interactive Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Corporation	Japan	100.0
Sony Global Manufacturing & Operations Corporation	Japan	100.0
Sony Network Communications Inc.	Japan	100.0
Sony Marketing Inc.	Japan	100.0
Sony Semiconductor Solutions Corporation	Japan	100.0
Sony Semiconductor Manufacturing Corporation	Japan	100.0
Sony Semiconductor Energy Management Corporation	Japan	100.0
Sony Storage Media Solutions Corporation*¹	Japan	100.0
Sony Global Solutions Inc.	Japan	100.0
Sony Financial Group Inc.	Japan	100.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Bank Inc.	Japan	100.0
Sony Assurance Inc.	Japan	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Interactive Entertainment LLC	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Music Publishing LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Columbia Pictures Industries, Inc.	U.S.A.	100.0
CPT Holdings, Inc.	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Interactive Entertainment Europe Ltd.	U.K.	100.0
Sony Europe B.V.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherlands	100.0
Sony (China) Limited	China	100.0
Sony EMCS (Malaysia) Sdn. Bhd.	Malaysia	100.0
Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0
Sony Device Technology (Thailand) Co., Ltd.	Thailand	100.0

*1 The storage media business of Sony Storage Media Solutions Corporation was transferred to Sony Storage Media Manufacturing Corporation by way of an absorption-type company split effective on April 1, 2025, and Sony Storage Media Manufacturing Corporation changed its company name to Sony Storage Media Corporation.

D.	Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The status of major property, plant and equipment as of March 31, 2025 is as follows:

Facility or Subsidiary Name (Primary Location)	Segment	Details	Carrying Amount (Yen in millions)				Number of employees*2
			Land (Area (thousand square meters))	Buildings	Machinery, equipment and other assets* 1	Right-of-use assets
In Japan (Sony Group Corporation*3):

Headquarters (Minato-ku, Tokyo)	Corporate	Headquarters facilities	1,298 (18)	22,364	17,638	—	1,565

Others*4	Corporate	Headquarters facilities	4,840	32,033	1,802	—	647

In Japan (Subsidiaries):

Sony Interactive Entertainment Inc.*5 (Minato-ku, Tokyo)	G&NS	Home gaming consoles / cloud-related software	— (—)	1,541	209,125	13,761	2,200

Sony Corporation (Minato-ku, Tokyo)	ET&S	Research facilities for TVs, audio / video devices, cameras, broadcasting equipment and medical equipment	— (—)	2,141	46,583	34,342	7,900

Sony Network Communications Inc.*5 (Shinagawa-ku, Tokyo)	ET&S	Data communication facilities	— (—)	422	80,053	5,177	1,800

Sony Global Manufacturing & Operations Corporation (Kohda Site, etc.) (Minato-ku, Tokyo)	ET&S, I&SS, All Other	Production facilities for electronic devices, etc.	4,961 (386)	9,438	13,571	4,990	3,600

Sony Semiconductor Solutions Corporation (Atsugi-shi, Kanagawa)	I&SS	Research facilities for image sensors, etc.	— (—)	1,323	75,908	22,401	7,500

Sony Semiconductor Manufacturing Corporation (Nagasaki TEC, etc.) (Kikuchi-gun, Kumamoto)	I&SS	Production facilities for image sensors, etc.	21,108 (1,002)	175,941	605,265	13,516	9,000

Sony Semiconductor Energy Management Corporation (Nagasaki TEC, etc.) (Kikuchi-gun, Kumamoto)	I&SS	Energy supply facilities for the manufacturing of image sensors, etc.	— (—)	30,921	65,076	40,771	100

Sony Music Entertainment (Japan) Inc.*5 (Chiyoda-ku, Tokyo)	Music	Music facilities and in-house software	22,548 (320)	10,834	74,507	13,633	4,600

Sony Financial Group Inc.*5 (Chiyoda-ku, Tokyo)	Financial Services	In-house software	6,385 (25)	5,285	77,432	76,291	14,300

Sony Global Solutions Inc. (Minato-ku, Tokyo)	Corporate	In-house software	— (—)	431	21,891	1,006	500

Outside Japan (Subsidiaries):

Sony Corporation of America*5 (New York, United States)	ET&S, I&SS	Production facilities for electronic products, etc.	356 (112)	18,007	8,105	3,853	1,300
	Music	Music catalogs, etc.	90 (4)	15,583	1,439,105	55,774	6,700
	All Other, Corporate	Office buildings and machinery, etc.	661 (272)	9,793	15,987	12,701	1,500

Sony Interactive Entertainment LLC*5 (California, United States)	G&NS	Cloud-related facilities, etc.	— (—)	15,126	193,969	86,899	5,900

Sony Interactive Entertainment Europe Ltd.*5 (London, United Kingdom)	G&NS	Cloud-related facilities, etc.	— (—)	5,444	24,640	18,173	2,800

Sony Europe B.V.*5 (Surrey, United Kingdom)	ET&S, I&SS, All Other	Office buildings and sales facilities, etc.	2,609 (45)	4,094	15,822	8,772	3,800

Sony Device Technology (Thailand) Co., Ltd. (Bangkadi, Thailand)	I&SS	Production facilities for electronic products, etc.	539 (132)	13,481	21,268	7	1,300

Sony EMCS (Malaysia) Sdn. Bhd. (Selangor, Malaysia)	ET&S	Production facilities for electronic devices, etc.	— (—)	4,591	4,903	201	4,500

Sony Pictures Entertainment Inc. (Delaware, United States)	Pictures	Production facilities for motion pictures, television programming, video software, etc.	12,594 (318)	87,541	806,305	89,013	11,500

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

*4 “Others” primarily includes Sony City Osaki and Atsugi TEC.

*5 Figures for Sony Interactive Entertainment Inc., Sony Network Communications Inc., Sony Music Entertainment (Japan) Inc., Sony Financial Group Inc., Sony Corporation of America, Sony Interactive Entertainment LLC, Sony Interactive Entertainment Europe Ltd., Sony Europe B.V. and Sony Pictures Entertainment Inc. are consolidated financial figures, which include their subsidiaries’ figures.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

The following discussion covers the fiscal years ended March 31, 2024 and 2025. For the discussion covering the fiscal year ended March 31, 2023, refer to “Item 5. Operating and Financial Review and Prospects” of Sony’s Form 20-F for the fiscal year ended March 31, 2024 filed with the SEC on June 25, 2024.

A.	Operating Results

Operating Performance

	Fiscal year ended March 31
	2024	2025
Consolidated:	(Yen in billions)
Sales*1	13,020.8	12,957.1
Operating income	1,208.8	1,407.2
Income before income taxes	1,268.7	1,473.7
Net income attributable to Sony Group Corporation’s stockholders	970.6	1,141.6

	Fiscal year ended March 31
	2024	2025
Sony without Financial Services*2:	(Yen in billions)
Sales*1	11,265.0	12,043.9
Operating income	1,035.3	1,276.6
Income before income taxes	1,145.1	1,343.2
Net income attributable to Sony Group Corporation’s stockholders	896.6	1,067.4

*1 “Sales” is used to mean “sales and financial services revenue” in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) (the same applies below).

*2 Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that this disclosure may be useful information to investors. For details about the preparation of the Financial Statements for Sony without Financial Services, please refer to “Information on Operations Separating Out the Financial Services Segment” below (the same applies below).

Consolidated Financial Results

Consolidated results for the fiscal year ended March 31, 2025 are as follows (“(+)” represents positive contributing factors while “(–)” represents negative contributing factors):

Sales: 12 trillion 957.1 billion yen (63.7 billion yen decrease compared to the previous fiscal year (“year-on-year”))

•	(–) Decrease in sales in the Financial Services segment
•	(+) Increases in sales in the G&NS, Music and I&SS segments

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

Cost of Sales: 8 trillion 504.8 billion yen (415.5 billion yen increase year-on-year)

The ratio of cost of sales to sales improved year-on-year from 71.8% to 70.7%.

R&D costs (all R&D costs are included within cost of sales): 734.6 billion yen (8.2 billion yen decrease year-on-year)

The ratio of R&D costs to sales was 6.1%, compared to 6.6% in the fiscal year ended March 31, 2024. For further details, refer to “Research and Development” in Item 5.C.

Selling, General and Administrative Expenses: 2 trillion 256.8 billion yen (100.7 billion yen increase year-on-year)

The ratio of SGA expenses to sales improved year-on-year from 19.1% to 18.8%.

Other Operating (Income) Expense, net: Income of 9.2 billion yen (20.2 billion yen decrease year-on-year)

•	(–) The absence of the following factors that occurred in the fiscal year ended March 31, 2024:
•	Remeasurement gain resulting from the consolidation of a company previously accounted for using the equity method: 6.0 billion yen (Music segment)
•	Realized and remeasurement gains resulting from the transfer of a portion of shares of Sony Payment Services: 19.8 billion yen (Financial Services segment)

Refer to Note 23 of the consolidated financial statements.

Share of profit (loss) of investments accounted for using the equity method: Loss of 7.8 billion yen (profit of 10.5 billion yen in the fiscal year ended March 31, 2024)

•	(–) Deterioration in the share of profit or loss of investments accounted for using the equity method in All Other.

Operating Income: 1 trillion 407.2 billion yen (198.3 billion yen increase year-on-year)

•	(+) Increases in operating income in the G&NS, I&SS and Music segments
•	(–) Decrease in operating income in the Financial Services segment

Operating income for the fiscal year ended March 31, 2024 included the above-mentioned factors recorded in other operating (income) expense, net.

Financial Income: 139.0 billion yen (13.4 billion yen increase year-on-year)

Financial Expenses: 72.5 billion yen (6.7 billion yen increase year-on-year)

Financial Income and Expenses, net: Income of 66.6 billion yen (6.7 billion yen increase year-on-year)

•	(+) Increase in interest income, net

Income before Income Taxes: 1 trillion 473.7 billion yen (205.1 billion yen increase year-on-year)

Income Taxes: 313.8 billion yen (25.7 billion yen increase year-on-year)

Effective Tax Rate: 21.3% (22.7% in the fiscal year ended March 31, 2024)

The year-on-year change in the tax rate was mainly due to the impact of the following factors:

•	Decrease in tax expense from the repayment of capital from a subsidiary (48.4 billion yen)
•	Decrease in tax expense from the dissolution of a subsidiary (35.3 billion yen)
•	Increase in tax expense from the revaluation of deferred tax assets and liabilities resulting from an increase in tax rates pursuant to tax reform in Japan

Refer to Note 25 of the consolidated financial statements.

Net Income Attributable to Noncontrolling Interests: 18.3 billion yen (8.4 billion yen increase year-on-year)

Net Income Attributable to Sony Group Corporation’s Stockholders: 1 trillion 141.6 billion yen (171.0 billion yen increase year-on-year)

Basic net income per share attributable to Sony Group Corporation’s stockholders: 188.71 yen (157.66 yen for the fiscal year ended March 31, 2024)

Diluted net income per share attributable to Sony Group Corporation’s stockholders: 187.92 yen (157.14 yen for the fiscal year ended March 31, 2024)

Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for basic net income per share and diluted net income per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024. Refer to Note 26 of the consolidated financial statements.

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

Game & Network Services (G&NS)

Key Financial Figures

	Fiscal year ended March 31
	2024	2025
	(Yen in millions)
Sales to external customers by product category
Digital Software and Add-on Content	1,934,586	2,290,498
Network Services	545,537	669,873
Hardware & Others	1,692,871	1,583,200

Sales to external customers	4,172,994	4,543,571
Intersegment sales	94,740	126,473

G&NS segment total sales	4,267,734	4,670,044

G&NS segment operating income	290,184	414,819

The operating performance for the G&NS segment for the fiscal year ended March 31, 2025 is as follows:

Sales: 4 trillion 670.0 billion yen, a 402.3 billion yen increase year-on-year (Impact of foreign exchange rates: +170.0 billion yen)

•	(+) Increase in sales of non-first-party game software titles including add-on content
•	(+) Impact of foreign exchange rates
•	(+) Increase in sales from network services
•	(–) Decrease in sales of hardware due to a decrease in unit sales
•	(–) Decrease in sales of first-party game software titles

Operating income: 414.8 billion yen, a 124.6 billion yen increase year-on-year (Impact of foreign exchange rates: +0.2 billion yen)

•	(+) Impact of increase in sales from network services
•	(+) Impact of increase in sales of non-first-party game software titles
•	(–) Impact of decrease in sales of first-party game software titles

Business Environment and Strategy

The operating performance of the G&NS segment for the fiscal year ended March 31, 2025 reflected steady growth in user engagement amid expansion of the installed base of PS5, benefitting from continued strong sales momentum for game software including add-on content, as well as continuous growth in revenues from network services mainly resulting from users shifting to higher tiers of PlayStation®Plus (“PS Plus”). In this environment, Sony aims to achieve sustainable and profitable business growth by seeking higher revenue and profits from PS Plus, maximizing average revenue per user on the PlayStation®Store, expanding sales of first-party game software, in which Sony has been actively strengthening its development capabilities, and strengthening control over business costs and supply chain management. In hardware, Sony will strive to continuously expand the installed base of PS5 while maintaining a balance with profitability, in addition to continuing to promote sales of peripherals such as the PlayStation Portal™ Remote Player, which provides users with new ways to enjoy games. In Network Services, Sony is focused on driving profitable growth of PS Plus by increasing user engagement and continuously improving the service proposition and content that it provides to users, as well as encouraging users to shift to higher tiers. In non-first-party game software, in addition to maintaining and strengthening relationships with third-party studios in order to continue to benefit from the stable revenue contribution of annual releases of major franchise titles, Sony plans to continue its efforts to support creators in order to promote the development of new hit titles. Regarding Sony’s first-party game software, Sony aims to create a stable base of revenue through consistent, annual releases of single-player games, which have traditionally been its core strength, while also building a portfolio of live service games. Additionally, Sony plans to continue its efforts to deploy its first-party titles to multiple platforms such as PC, and to create films and television shows based on PlayStation game IP through collaborations within the Sony Group, in order to further expand the reach and monetization of its IP.

Music

Key Financial Figures

The Music segment results include the yen-based results of SMEJ and the yen-translated results of SME and SMP, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

	Fiscal year ended March 31
	2024	2025
	(Yen in millions)
Sales to external customers by product category
Recorded Music — Streaming	709,453	788,772
Recorded Music — Others	356,646	407,260
Music Publishing	326,727	379,812
Visual Media & Platform	202,129	244,419

Sales to external customers	1,594,955	1,820,263
Intersegment sales	24,003	22,341

Music segment total sales	1,618,958	1,842,604

Music segment operating income	301,662	357,255

The operating performance for the Music segment for the fiscal year ended March 31, 2025 is as follows:

Sales: 1 trillion 842.6 billion yen, a 223.6 billion yen increase year-on-year (Impact of foreign exchange rates: +73.8 billion yen)

•	(+) Higher revenues from streaming services in Recorded Music and Music Publishing
•	(+) Impact of foreign exchange rates
•	(+) Impact of the consolidation of eplus inc. in Visual Media & Platform
•	(+) Higher revenues from live events, merchandising and licensing in Recorded Music

Operating income: 357.3 billion yen, a 55.6 billion yen increase year-on-year

•	(+) Impact of increase in sales
•	(+) Positive impact of foreign exchange rates
•	(–) Increase in SGA expenses

Business Environment and Strategy

As the music streaming market continued to expand, the operating performance of the Music segment for the fiscal year ended March 31, 2025 reflected steady growth in revenues from streaming services, resulting from Sony’s past proactive efforts to enhance discovery and development of outstanding artists and songwriters, as well as from Sony’s investments in music catalogs. Additionally, growth in revenues from independent label distribution and indie artist services such as The Orchard and AWAL contributed to the growth of the Music segment. In this environment, in the global music business, Sony aims to achieve business growth both in its music business as a whole and in emerging markets with high growth such as Latin America, India and other Asian countries, while maintaining strong relationships with digital streaming platforms. In order to achieve this growth, Sony is striving to explore further strategic investment opportunities in key areas and music catalogs to expand revenue opportunities, discover and develop artists and songwriters, and build and strengthen relationships with local independent labels and artists. Sony is also focusing on expanding businesses aimed at fans of artists and content, such as live events and merchandising. Sony intends to continue working with various partners to explore the use of cutting-edge technologies such as AI in ways that create innovative new music content and realize new ideas, while also protecting the rights of artists. In addition, through collaborations within the Sony Group, Sony aims to expand IP through biopics, documentaries and live events involving Sony Music artists. In the music business in Japan, Sony aims to further expand efforts to bring Japanese artists, such as YOASOBI, to the global market. In Visual Media and Platform, Sony aims to further grow its anime business by strengthening its planning and production capabilities to develop and acquire IP with high potential and by enhancing its ability to expand core IP, including expansion to the global market. For example, in March 2025, Sony established HAYATE Inc. (“HAYATE”) through a joint investment by Aniplex and Crunchyroll to strengthen its capability to plan and produce high-quality anime works with a focus on the global market. Additionally, in its game business, Sony is focusing on creating new hit titles while maximizing the lifetime value of existing titles.

Pictures

Key Financial Figures

The Pictures segment results are the yen-translated results of SPE, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

	Fiscal year ended March 31
	2024	2025
	(Yen in millions)
Sales to external customers by product category
Motion Pictures	542,044	610,313
Television Productions	551,035	459,281
Media Networks	393,638	428,940

Sales to external customers	1,486,717	1,498,534
Intersegment sales	6,333	7,410

Pictures segment total sales	1,493,050	1,505,944

Pictures segment operating income	117,702	117,284

The operating performance for the Pictures segment for the fiscal year ended March 31, 2025 is as follows (the following analysis is on a U.S. dollar basis):

Sales: 1 trillion 505.9 billion yen, essentially flat year-on-year (U.S. dollar basis: a 416 million decrease year-on-year)

• (–)	Lower series deliveries in Television Productions in part due to production delays related to the strikes by WGA and SAG-AFTRA in the fiscal year ended March 31, 2024
•	(–) Lower linear subscription and advertising revenues in the India business in Media Networks
•	(+) Higher revenues for Crunchyroll mainly due to paid subscriber growth
•	(+) Impact of the acquisition of Alamo Drafthouse Cinema

Operating income: 117.3 billion yen, essentially flat year-on-year (U.S. dollar basis: a 34 million decrease year-on-year)

•	(–) Lower contribution from catalog product in Motion Pictures
•	(–) Impact of decrease in sales
•	(+) Lower marketing costs for theatrical releases

Business Environment and Strategy

Although the operating performance of the Pictures segment for the fiscal year ended March 31, 2025 was impacted by adverse effects of the strikes by WGA and SAG-AFTRA in the fiscal year ended March 31, 2024, impacting Sony’s ability to produce content which mainly led to delays in deliveries of television series in Television Productions, the performance also reflected Sony’s strengths including its strong content IP and its disciplined business operations. Additionally, the DTC anime platform Crunchyroll steadily increased its paid subscribers through its vast content library and an expansion of distribution channels, and expanded its contribution to the operating performance of the Pictures segment. In this environment, Sony aims to continue to maximize the long-term value of its IP by leveraging its strengths as an independent content supplier with the ability to provide content to any distribution platform. In Motion Pictures, in addition to continuously emphasizing the theatrical release of films, Sony aims to strengthen its relationships with talent and creators through its global marketing and theatrical distribution capabilities. Going forward, Sony anticipates the theatrical releases of strong IP lineups, including Spider-Man: Brand New Day in the fiscal year ending March 31, 2027. In Television Productions, Sony will strive to continue to strengthen its production capabilities in a variety of genres and to expand its franchises through the development of spin-offs. In Media Networks, Sony aims to further strengthen its DTC services, including Crunchyroll and SonyLIV. In particular, Crunchyroll is an important growth pillar for the Pictures segment and is striving to reach a broader audience through expanding touchpoints with fans, such as e-commerce for anime merchandise, mobile games, and a manga application, in addition to its streaming service. Additionally, as a hub for synergistic, cross-business collaborations, the Pictures segment aims to contribute to realizing Sony’s “Creative Entertainment Vision.” For example, Sony plans to further expand its films and television shows based on PlayStation game IP as well as cross-business collaborations in anime, such as an anime series adaptation of Ghost of Tsushima to be produced in collaboration with Aniplex, SMEJ and PlayStation Productions. Sony also aims to proactively seek out opportunities for revenue from its existing IP in areas where utilizing IP provides experience value, such as Location-Based Entertainment (“LBE”) and Alamo Drafthouse Cinema, which Sony acquired in June 2024.

Entertainment, Technology & Services (ET&S)

Key Financial Figures

	Fiscal year ended March 31
	2024	2025
	(Yen in millions)
Sales to external customers by product category
TVs	624,264	564,154
Audio & Video	412,067	391,664
Still and Video Cameras	643,429	665,144
Mobile Communications	299,905	279,834
Other	435,281	462,042

Sales to external customers	2,414,946	2,362,838
Intersegment sales	38,772	46,437

ET&S segment total sales	2,453,718	2,409,275

ET&S segment operating income	187,399	190,926

The operating performance for the ET&S segment for the fiscal year ended March 31, 2025 is as follows:

Sales: 2 trillion 409.3 billion yen, a 44.4 billion yen decrease year-on-year (Impact of foreign exchange rates: +78.9 billion yen)

•	(–) Decrease in sales of televisions and smartphones due to a decrease in unit sales
•	(+) Impact of foreign exchange rates

Operating income: 190.9 billion yen, a 3.5 billion yen increase year-on-year (Impact of foreign exchange rates: +12.3 billion yen)

•	(+) Reductions in operating expenses
•	(+) Positive impact of foreign exchange rates
•	(–) Impact of decrease in sales of televisions
•	(–) Increase in restructuring costs

Business Environment and Strategy

In the fiscal year ended March 31, 2025, amid a continuous challenging business environment, although sales decreased due to lower unit sales of televisions as well as lower unit sales of smartphones resulting from a review of the product lineup and intensified competition, the operating performance of the ET&S segment reflected the results of various measures implemented to respond swiftly to changes in the business environment, such as fixed cost reduction initiatives including thorough supply chain optimization and structural reforms, as well as efforts to prioritize profitability in each business and shift to high-value added products. In this environment, Sony is steadily expanding its businesses centered around creation, such as the highly profitable imaging business, and promoting mid-term business transformation with the goals of “enhancing corporate value” and “generating cash flow” under its business direction of “establishing a business structure for maintaining profitability and growth strategy.” In the television and smartphone businesses, Sony intends to promote structural transformations in sales, manufacturing and design, aiming to improve profit levels and reduce volatility in order to control risk. Sony believes that the display and transmission technologies utilized for televisions and smartphones are essential for the expansion of creation, and is aiming for future business transformation by prioritizing the development of creation technology rather than pursuing sales expansion in these businesses. In the imaging and sound businesses, Sony aims to achieve further growth by strengthening its stable revenue base and expanding business areas. In the imaging business, Sony aims to leverage its competitive advantages based on its technological and product capabilities to expand its business domain and build an ecosystem. Similarly, in the sound business, Sony aims to build an end-to-end ecosystem that encompasses sound production and consumer products. In business areas such as solutions in the imaging business and creation in the sound business, Sony will strive to enhance creator expression by adding the value of software based on technologies cultivated in its existing businesses, aiming to expand its operations through the diversification of creation and to broaden the creator base. In areas such as the sports and new content creation businesses, Sony intends to make proactive investments while maintaining discipline to accelerate the evolution of its business models and the expansion of its value chain. In the sports business, Sony aims to evolve its business from officiating support to the creation of new entertainment utilizing data enhancement technology. In the new content creation business, Sony aims to leverage technologies such as spatial capturing and creative tools to foster the emergence of a new creation industry.

Imaging & Sensing Solutions (I&SS)

Key Financial Figures

	Fiscal year ended March 31
	2024	2025
	(Yen in millions)
Sales to external customers	1,503,906	1,712,534
Intersegment sales	98,832	86,471

I&SS segment total sales	1,602,738	1,799,005

I&SS segment operating income	193,541	261,147

The operating performance for the I&SS segment for the fiscal year ended March 31, 2025 is as follows:

Sales: 1 trillion 799.0 billion yen, a 196.3 billion yen increase year-on-year (Impact of foreign exchange rates: +95.9 billion yen)

•	(+) Impact of foreign exchange rates
•	(+) Increase in sales of image sensors for mobile products
•	(+) Improvement in product mix
•	(+) Increase in unit sales

Operating income: 261.1 billion yen, a 67.6 billion yen increase year-on-year (Impact of foreign exchange rates: +63.4 billion yen)

•	(+) Positive impact of foreign exchange rates
•	(+) Impact of increase in sales
•	(+) Decrease in costs associated with the launch of mass production of a new image sensor for mobile products
•	(–) Increase in manufacturing costs
•	(–) Increase in depreciation and amortization expenses

Business Environment and Strategy

The operating performance of the I&SS segment in the fiscal year ended March 31, 2025 reflected the positive impact of foreign exchange rates, the continued trend toward larger size, higher image quality and higher performance image sensors for mobile products, primarily in high-end smartphones, and the resolution of the manufacturing yield issues that began in the fiscal year ended March 31, 2024, which led to both sales and operating income reaching record highs. In this environment, Sony is working to restructure its management foundation for growth with profitability to further strengthen its number one position in image sensors worldwide, despite increasing uncertainties in the business environment. Sony has divided the business of the I&SS segment into three business areas – the growth-driving business area, the profitable business area and the strategic business area – and operates each in accordance with the strategic direction of each business area. In the image sensor business for mobile products, which has been positioned as the growth-driving business area, Sony plans to continue to enhance its technological capabilities and invest in growth to win out over the competition. At present, the smartphone market is experiencing a gradual recovery, and the trend toward larger image sensors continues to advance steadily. Looking ahead, in addition to the trend toward larger size, Sony aims to achieve future business growth by realizing further high-value add in image sensors and contributing to various creations through utilizing video by pursuing technological innovations through higher density. Specifically, Sony aims to increase density in the horizontal plane through process node adaptation, which refers to the development of advanced process technologies, and increase density in the vertical plane through multi-layered stacking technology. In the image sensor businesses for cameras and industrial and social infrastructure, which have been positioned as the profitable business area, Sony aims to maintain high competitiveness and stable revenue contributions. Regarding the strategic business area, which includes the image sensor business for automotive, the system solutions business, the semiconductor laser business and the display device business, Sony plans to operate these businesses with discipline while balancing business expansion and profitability to establish these businesses as pillars for future growth. The image sensor business for automotive has been growing steadily and Sony’s market share by revenue has been expanding as expected. As the market expands, Sony will strive to further enhance its comprehensive strength in sensors and continue to build and strengthen engagement with global OEMs and partners with the aim of increasing revenue. In the semiconductor laser business, Sony expects an increase in demand over the mid- to long-term as demand for storage in the data center market increases with the expansion of generative AI. Under these circumstances, although Sony has not changed its strategy of carefully selecting investments and reducing capital expenditures for the I&SS segment in the fifth mid-range plan compared to the fourth mid-range plan, investment is anticipated to increase compared to the forecast as of May 2024 due to the earlier-than-expected introduction of the above-mentioned advanced processes for the image sensors business for mobile products. At the same time, in addition to exploring various options to alleviate the ongoing investment burden, Sony aims to maintain positive free cash flow as its financial discipline, and plans to fund necessary capital expenditures with the cash flow generated from the I&SS segment.

Financial Services

The Financial Services segment results include SFGI and SFGI’s consolidated subsidiaries (collectively referred to as “Sony Financial Group”) such as Sony Life, Sony Assurance, and Sony Bank. The results discussed in the Financial Services segment differ from the results that Sony Financial Group discloses separately on a Japanese statutory basis.

Key Financial Figures

	Fiscal year ended March 31
	2024	2025
	(Yen in millions)
Financial services revenue	1,769,954	931,400
Financial Services segment operating income	173,576	130,528

The operating performance for the Financial Services segment for the fiscal year ended March 31, 2025 is as follows:

Financial Services revenue: 931.4 billion yen, an 838.6 billion yen decrease year-on-year

•	(–) Decrease in revenue at Sony Life (863.8 billion yen decrease, revenue: 660.1 billion yen)
•	(–) Decrease in net gains on investments related to market fluctuations in the separate accounts

Operating income: 130.5 billion yen, a 43.0 billion yen decrease year-on-year

• (–)	Recording of realized and remeasurement gains resulting from the transfer of a portion of shares of Sony Payment Services in the fiscal year ended March 31, 2024 (-19.8 billion yen)
• (–)	Decrease in operating income at Sony Life (13.1 billion yen decrease, Sony Life’s operating income: 113.4 billion yen)
•	(–) Decrease in net gains related to market fluctuations, mainly for minimum guarantees for variable life insurance

Business Environment and Strategy

The operating performance of the Financial Services segment for the fiscal year ended March 31, 2025 reflected conditions in the Japanese economy and bond market. The Japanese economy did not see a robust recovery in personal consumption and encountered several challenges, including sustained high import prices mainly due to the weak yen and prolonged high prices due to increasing food prices. The bond market in Japan was significantly affected by trends in the U.S. and Japanese economy and monetary policies. Until the summer of 2024, the anticipation of the Bank of Japan scaling back its bond purchases resulted in increasing long-term interest rates in Japan above 1%. However, in August, rising unemployment rates and growing recession concerns in the U.S. led to significant instability in the international financial markets, causing long-term interest rates in Japan to fall back below 1%. In the latter half of the fiscal year ended March 31, 2025, as the excessive pessimism surrounding the U.S. economy began to recede, expectations of additional interest rate hikes by the Bank of Japan increased due to the risk of an increase in domestic prices, and long-term interest rates in Japan strengthened their upward trend. In January 2025, the policy interest rate was raised to 0.5%, and in the spring wage negotiations of the same year, wage increases surpassed those of the previous year, leading to long-term interest rates in Japan exceeding 1.5% in March for the first time in approximately 16 years. In this environment, to mitigate the interest rate sensitivity against the result of the Financial Services segment, Sony is taking steps to sell and replace the bonds it currently holds and is reissuing certain existing contract blocks. In addition, Sony plans to execute the Partial Spin-off of the Financial Services business, resulting in SFGI becoming an affiliate of Sony accounted for using the equity method. Even after the execution of the Partial Spin-off of the Financial Services business, Sony aims to strengthen collaboration between the Financial Services business and the Sony Group through Sony’s brand and technology for the further growth of the Financial Services business. Regarding the brand, even after the execution of the Partial Spin-off of the Financial Services business, Sony Financial Group expects to be able to use the Sony brand continuously and aims to further improve the value of the brand of the Financial Services business through business collaboration with the Sony Group. From a technological perspective, Sony Financial Group intends to create a seamless customer experience from non-financial to financial by utilizing the technology, IP, and entertainment resources of the Sony Group in areas such as development of a Borderless Digital Banking service leveraging Web3-related technologies, data analysis and utilization for sales support for Lifeplanner sales specialists, customer support assisted by AI and utilization of game-related technologies and content for use in rehabilitation. Sony Financial Group plans to substantially integrate the core competencies of each of its steadily growing businesses into Sony Life, which it believes has the greatest potential for added value. Going forward, Sony Financial Group intends to focus on delivering value as a cohesive financial group centered around Sony Life. In addition to profit growth of its existing businesses centered around Sony Life, Sony Financial Group plans to leverage the core competencies of each of its businesses, such as Sony Assurance’s high brand recognition and customer acquisition capabilities and Sony Bank’s foundation for fund circulation, across its business to deliver new added value to customers, aiming for further growth.

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

	Fiscal year ended March 31
Financial Services segment	2024	2025
	(Yen in millions)
Financial services revenue	1,769,954	931,400
Financial services expenses	1,615,594	798,954
Other operating (income) expense, net	(19,271)	1,982

	1,596,323	800,936

Share of profit (loss) of investments accounted for using the equity method	(55)	64

Operating income	173,576	130,528
Financial income (expenses), net	—	—

Income before income taxes	173,576	130,528
Income taxes	49,063	56,359

Net income	124,513	74,169
Net income of Financial Services	123,986	74,169

Net income attributable to noncontrolling interests	527	—

	Fiscal year ended March 31
Sony without Financial Services segment	2024	2025
	(Yen in millions)
Sales	11,265,043	12,043,903
Costs of sales	8,101,990	8,514,325
Selling, general and administrative	2,148,472	2,256,294
Other operating (income) expense, net	(10,133)	(11,224)

	10,240,329	10,759,395
Share of profit (loss) of investments accounted for using the equity method	10,557	(7,865)

Operating income	1,035,271	1,276,643
Financial income (expenses), net	109,864	66,530

Income before income taxes	1,145,135	1,343,173
Income taxes	239,105	257,467

Net income	906,030	1,085,706
Net income of Sony without Financial Services	896,636	1,067,419

Net income attributable to noncontrolling interests	9,394	18,287

	Fiscal year ended March 31
Consolidated	2024	2025
	(Yen in millions)
Sales	11,260,037	12,034,917
Financial services revenue	1,760,731	922,147

Total sales and financial services revenue	13,020,768	12,957,064
Costs of sales	8,089,317	8,504,810
Selling, general and administrative	2,156,156	2,256,829
Financial services expenses	1,606,370	789,702
Other operating (income) expenses, net	(29,404)	(9,241)

	11,822,439	11,542,100
Share of profit (loss) of investments accounted for using the equity method	10,502	(7,801)

Operating income	1,208,831	1,407,163
Financial income (expenses), net	59,831	66,563

Income before income taxes	1,268,662	1,473,726
Income taxes	288,168	313,839

Net income	980,494	1,159,887

Net income attributable to Sony Group Corporation’s Stockholders	970,573	1,141,600

Net income attributable to noncontrolling interests	9,921	18,287

All Other

Sales for the fiscal year ended March 31, 2025 increased 7.0 billion yen year-on-year to 96.3 billion yen. An operating loss of 18.0 billion yen was recorded, compared to operating income of 1.6 billion yen in the fiscal year ended March 31, 2024. This deterioration was mainly due to a deterioration in the share of profit or loss of investments accounted for using the equity method, partially offset by the impact of the above-mentioned increase in sales.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2025, the average rates of the yen were 152.5 yen against the U.S. dollar and 163.6 yen against the euro, which were 8.1 yen and 7.0 yen weaker, respectively, than the fiscal year ended March 31, 2024.

For the fiscal year ended March 31, 2025, consolidated sales were 12 trillion 957.1 billion yen, essentially flat year-on-year. On a constant currency basis, sales decreased approximately 4% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, refer to “Note: Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations” below.

The table below indicates the foreign exchange impact on sales and operating results in each of the G&NS, ET&S and I&SS segments. For further details, refer to “Operating Performance by Business Segment” which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		Fiscal year ended March 31		Impact of changes in foreign exchange rates
		2024	2025	2024 to 2025
		(Yen in billions)
G&NS	Sales	4,267.7	4,670.0	+170.0
	Operating income	290.2	414.8	+0.2
ET&S	Sales	2,453.7	2,409.3	+78.9
	Operating income	187.4	190.9	+12.3
I&SS	Sales	1,602.7	1,799.0	+95.9
	Operating income	193.5	261.1	+63.4

During the fiscal year ended March 31, 2025, sales for the Music segment increased 14% year-on-year to 1 trillion 842.6 billion yen, while sales increased approximately 9% year-on-year on a constant currency basis. In the Pictures segment, sales were 1 trillion 505.9 billion yen, essentially flat year-on-year, while sales decreased approximately 4% on a U.S. dollar basis. For a detailed analysis of segment performance, refer to the Music and Pictures segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFGI. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

During the fiscal year ended March 31, 2025, Sony estimated that a one yen appreciation against the U.S. dollar would have decreased sales in the G&NS, ET&S and I&SS segments by approximately 31.8 billion yen, with a corresponding decrease in operating income of approximately 1.3 billion yen. A one yen appreciation against the euro was estimated to decrease sales in these segments by approximately 11.8 billion yen, with a corresponding decrease in operating income of approximately 6.5 billion yen. For more details, refer to “Risk Factors” in “Item 3. Key Information.”

Sony’s consolidated operating results are subject to foreign currency rate fluctuations primarily due to different currency composition of revenue and costs. In the G&NS segment, a significant proportion of costs is incurred in U.S. dollars, but sales are recorded in Japanese yen, U.S. dollars or euros. As a result, the yen appreciation against the U.S. dollar has a positive impact on operating income while the yen appreciation against the euro has a negative impact. In the ET&S segment, yen appreciation against the U.S. dollar has a positive impact on operating income, mainly due to a high proportion of manufacturing and other costs for certain key products being incurred in U.S. dollars. Meanwhile, a large portion of sales for certain key products is in emerging markets, resulting in yen appreciation against the currencies of emerging markets having a negative impact on operating profit in the ET&S segment. In the I&SS segment, a significant proportion of sales contracts are denominated in U.S. dollars, but manufacturing operations are located in Japan, and, therefore, yen appreciation against the U.S. dollar has a significantly negative impact on operating income.

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

Sony Global Treasury Services Plc (“SGTS”) in the U.K. provides integrated treasury services for Sony Group Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Group Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures. Sony Group Corporation and most of its subsidiaries utilize SGTS for this purpose. Sony’s policy of concentrating its foreign exchange exposures means that SGTS and Sony Group Corporation hedge most of the net foreign exchange exposure within the Sony group. Sony has a policy on the use of derivatives whereby, in principle, SGTS should centrally deal with and manage derivatives with financial institutions for risk management purposes. SGTS enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of these transactions are entered into to address projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures for a period of the current month or one month before the actual transactions take place. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives primarily for asset liability management.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in financial income and expenses. The net fair value of all the foreign exchange derivative contracts as of March 31, 2024 and 2025 was an asset of 2.9 billion yen and a liability of 0.5 billion yen, respectively. Refer to Note 15 of the consolidated financial statements.

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

Assets, Liabilities and Stockholders’ Equity

The following schedule shows unaudited condensed statements of financial position for the Financial Services segment and all other segments excluding the Financial Services segment. These presentations are not in accordance with IFRS Accounting Standards, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The consolidated column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position

	Yen in millions
	Financial Services		Sony without Financial Services		Consolidated
	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
ASSETS
Current assets:
Cash and cash equivalents *1	¥913,815	¥1,216,277	¥993,298	¥1,764,679	¥1,907,113	¥2,980,956
Investments and advances in the Financial Services segment *2	398,153	453,677	—	—	398,153	453,677
Trade and other receivables, and contract assets	127,016	126,052	2,033,170	1,820,688	2,158,196	1,943,184
Inventories	—	—	1,518,644	1,310,770	1,518,644	1,310,770
Other financial assets	57,254	117,719	68,111	27,473	125,365	145,192
Other current assets	50,487	25,882	625,539	604,486	669,335	621,209

Total current assets	1,546,725	1,939,607	5,238,762	5,528,096	6,776,806	7,454,988
Non-current assets:
Investments accounted for using the equity method	4,905	3,171	418,839	344,547	423,744	347,718
Investments and advances in the Financial Services segment *2	18,939,794	18,736,298	—	—	18,939,794	18,736,298
Investments in Financial Services, at cost	—	—	550,483	550,483	—	—
Property, plant and equipment	14,162	13,335	1,508,151	1,499,998	1,522,640	1,513,660
Right-of-use assets	76,288	76,291	428,224	446,455	503,395	521,685
Goodwill and intangible assets, including content assets *3	77,323	86,601	3,953,492	4,342,380	4,030,815	4,428,981
Deferred tax assets	—	3,149	520,613	546,501	499,550	559,284
Other financial assets	52,882	60,496	848,599	1,108,426	897,341	1,164,630
Other non-current assets	165,049	153,880	421,258	484,529	513,405	565,929

Total non-current assets	19,330,403	19,133,221	8,649,659	9,323,319	27,330,684	27,838,185

Total assets	¥20,877,128	¥21,072,828	¥13,888,421	¥14,851,415	¥34,107,490	¥35,293,173

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,802,337	¥1,872,486	¥227,979	¥258,918	¥2,030,316	¥2,131,404
Trade and other payables	61,153	93,010	2,005,112	2,010,444	2,064,905	2,100,144
Deposits from customers in the banking business	3,670,567	3,981,193	—	—	3,670,567	3,981,193
Income taxes payables	10,050	5,902	142,024	83,583	152,074	89,485
Participation and residual liabilities in the Pictures segment	—	—	251,743	236,752	251,743	236,752
Other financial liabilities	77,523	74,680	38,522	36,009	116,044	110,689
Other current liabilities	209,555	225,531	1,704,158	1,822,993	1,906,396	2,039,121

Total current liabilities	5,831,185	6,252,802	4,369,538	4,448,699	10,192,045	10,688,788
Non-current liabilities:
Long-term debt	703,106	690,249	1,355,011	1,376,593	2,058,117	2,066,842
Defined benefit liabilities	39,284	38,806	208,299	198,135	247,583	236,941
Deferred tax liabilities	36,368	8,202	165,877	172,139	166,424	175,228
Insurance contract liabilities	12,931,995	12,689,306	—	—	12,931,995	12,689,306
Participation and residual liabilities in the Pictures segment	—	—	206,081	188,919	206,081	188,919
Other financial liabilities	214,414	313,800	175,263	263,675	386,761	574,351
Other non-current liabilities	7,607	6,751	176,767	177,380	162,379	162,647

Total non-current liabilities	13,932,774	13,747,114	2,287,298	2,376,841	16,159,340	16,094,234

Total liabilities	19,763,959	19,999,916	6,656,836	6,825,540	26,351,385	26,783,022
Equity:
Stockholders’ equity of Financial Services	1,113,169	1,072,912	—	—	—	—
Stockholders’ equity of Sony without Financial Services	—	—	7,062,657	7,695,469	—	—
Sony Group Corporation’s stockholders’ equity	—	—	—	—	7,587,177	8,179,745
Noncontrolling interests	—	—	168,928	330,406	168,928	330,406

Total equity	1,113,169	1,072,912	7,231,585	8,025,875	7,756,105	8,510,151

Total liabilities and equity	¥20,877,128	¥21,072,828	¥13,888,421	¥14,851,415	¥34,107,490	¥35,293,173

*1 Refer to “Cash Flows” below for details regarding the factors affecting Cash and cash equivalents as of March 31, 2025 in Sony without the Financial Services segment.

*2 Refer to Note 5 of the consolidated financial statements for the fluctuations of Investments and advances in the Financial Services segment as of March 31, 2024 and March 31, 2025, respectively.

*3 Goodwill and intangible assets, including content assets as of March 31, 2025 in Sony without the Financial Services segment increased year-on-year mainly due to an increase in content assets in the Music and Pictures segments.

Cash Flows

Operating Activities: During the fiscal year ended March 31, 2025, there was a net cash inflow of 2 trillion 321.7 billion yen from operating activities, an increase of 948.5 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 1 trillion 972.4 billion yen, an increase of 794.6 billion yen year-on-year. This increase was primarily due to a decrease in trade receivables and contract assets compared to an increase in the previous fiscal year, and a year-on-year increase in income before income taxes after taking into account non-cash adjustments (including depreciation and amortization, including amortization of contract costs, as well as other operating (income) expense, net, and (gain) loss on securities, net), an increase in trade payables compared to a decrease in the previous fiscal year, and a larger decrease in inventories. This increase in net cash inflow was partially offset by the negative impact of a larger increase in content assets.

In the Financial Services segment, there was a 350.3 billion yen net cash inflow, an increase of 103.9 billion yen year-on-year. This increase was mainly due to a smaller increase in mortgage loans at Sony Bank.

Investing Activities: During the fiscal year ended March 31, 2025, Sony used 930.1 billion yen of net cash in investing activities, an increase of 111.2 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 904.4 billion yen, an increase of 110.2 billion yen year-on-year. This increase was mainly due to a year-on-year increase in payments for purchases of businesses and other.

The Financial Services segment used 26.9 billion yen of net cash in investing activities, essentially flat year-on-year.

Financing Activities: During the fiscal year ended March 31, 2025, Sony used 298.2 billion yen of net cash in financing activities, an increase of 87.5 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 277.2 billion yen, an increase of 79.9 billion yen year-on-year. This increase was mainly due to a year-on-year decrease in proceeds from the issuance of long-term debt.

In the Financial Services segment, there was a 20.9 billion yen net cash outflow, a decrease of 42.4 billion yen year-on-year. This decrease was mainly due to the absence of dividend payments.

Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of March 31, 2025 was 2 trillion 981.0 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 1 trillion 764.7 billion yen as of March 31, 2025, an increase of 771.4 billion yen compared with the balance as of March 31, 2024. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 1 trillion 216.3 billion yen as of March 31, 2025, an increase of 302.5 billion yen compared with the balance as of March 31, 2024.

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

Condensed Statements of Cash Flows

	Yen in millions
	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2024	2025	2024	2025	2024	2025
Cash flows from operating activities:
Income (loss) before income taxes	173,576	130,528	1,145,135	1,343,173	1,268,662	1,473,726
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	27,689	27,399	1,117,292	1,125,588	1,144,981	1,152,987
Other operating (income) expense, net	(19,271)	1,981	(10,133)	(11,222)	(29,404)	(9,241)
(Gain) loss on securities, net (other than Financial Services segment)	—	—	(73,166)	(75,742)	(73,166)	(75,742)
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(20,843)	959	(200,071)	226,098	(243,646)	228,623
(Increase) decrease in inventories	—	—	75,641	199,916	75,641	199,916
(Increase) decrease in investments and advances in the Financial Services segment	(1,748,913)	(824,443)	—	—	(1,748,913)	(824,443)
(Increase) decrease in content assets	—	—	(486,183)	(683,388)	(486,183)	(683,388)
Increase (decrease) in trade payables	27,116	31,309	(40,882)	107,601	9,188	136,952
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	1,370,580	573,749	—	—	1,370,580	573,749
Increase (decrease) in deposits from customers in the banking business	536,688	401,014	—	—	536,688	401,014
Increase (decrease) in borrowings in the life insurance business and the banking business	(41,516)	66,783	—	—	(41,516)	66,783
Increase (decrease) in taxes payable other than income taxes, net	387	(1,304)	(22,878)	(14,157)	(22,491)	(15,461)
Other	(59,081)	(57,649)	(326,927)	(245,428)	(387,208)	(303,800)

Net cash provided by (used in) operating activities	246,412	350,326	1,177,828	1,972,439	1,373,213	2,321,675

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(18,167)	(26,542)	(606,844)	(622,187)	(623,946)	(647,527)
Payments for investments and advances (other than Financial Services segment)	—	—	(95,506)	(98,536)	(95,506)	(98,536)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	—	—	92,679	46,540	92,679	46,540
Other	(7,560)	(382)	(184,553)	(230,215)	(192,113)	(230,597)

Net cash provided by (used in) investing activities	(25,727)	(26,924)	(794,224)	(904,398)	(818,886)	(930,120)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(11,633)	(21,545)	90,289	(48,827)	78,656	(70,372)
Dividends paid	(50,037)	—	(98,620)	(115,253)	(98,620)	(115,253)
Other	(1,693)	605	(188,977)	(113,111)	(190,745)	(112,618)

Net cash provided by (used in) financing activities	(63,363)	(20,940)	(197,308)	(277,191)	(210,709)	(298,243)

Effect of exchange rate changes on cash and cash equivalents	—	—	82,595	(19,469)	82,595	(19,469)

Net increase (decrease) in cash and cash equivalents	157,322	302,462	268,891	771,381	426,213	1,073,843
Cash and cash equivalents at beginning of the fiscal year	756,493	913,815	724,407	993,298	1,480,900	1,907,113

Cash and cash equivalents at end of the fiscal year	913,815	1,216,277	993,298	1,764,679	1,907,113	2,980,956

B.	Liquidity and Capital Resources

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

Sony Group Corporation, SGTS and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1 trillion 246.8 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2025. There were no amounts outstanding under the CP programs as of March 31, 2025.

If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 760.7 billion yen in unused committed lines of credit, as of March 31, 2025. Details of those committed lines of credit are: a 350.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.

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

For further information about Sony’s views regarding utilization of cash flow from operating activities generated within the Sony Group for strategic investments, shareholder returns and as cash on hand, refer to “Issues Facing Sony and Management’s Response to those Issues: Fifth Mid-Range Plan — Financial Targets, Capital Allocation and their Progress” in Item 5.D.

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

Refer to Note 32 of the consolidated financial statements.

Insurance contract liabilities

Refer to Note 13 of the consolidated financial statements.

C.	Research and Development

Under its Purpose to “fill the world with emotion (Kando) through the power of creativity and technology,” Sony has set forth “Creation Shift” as its management direction and “Creative Entertainment Vision” as its long-term vision for where it wants to be in 10 years. Under this direction and this vision, Sony provides technologies and solutions for creators.

The role of Sony’s R&D is to develop technologies that support creators and unleash their creativity. Sony’s R&D direction is “We are here for creators.” Sony defines “creators” broadly, to include artists, engineers, scientists, and everyone who endeavors to build a positive future with Kando.

In line with this R&D direction, by building a technological foundation that enables the development of both new and existing businesses, Sony pursues R&D pertaining to a series of creation technologies. This translates into focusing on three technological areas for Sony’s future—sensing, AI, and digital virtual worlds - and developing technologies that maximize creativity, IP value, and fan engagement. To develop these creation technologies, it is important to respect diversity in three areas: various content fields, culture (which includes language), and the viewpoints of people across different demographics. Sony’s R&D teams must also be diverse, bringing varied expertise and experiences to bear. In an effort to address this social issue, Sony works to support diverse, outstanding research talent, which is necessary for technological innovation. As part of this effort, together with the world’s leading science journal Nature, Sony launched the “Sony Women in Technology Award with Nature” in March 2024 to annually recognize three next-generation women researchers whose work is driving positive impact on the planet and society. The first winners of the award were announced in February 2025.

Through technology, Sony will continue to provide diverse creators with the power to unleash their creativity.

Sony’s research and development organizations carry out various R&D activities in collaboration with multiple R&D organizations located both inside and outside of Japan, utilizing the different characteristics and strengths of each area. In addition to aiming to acquire excellent local R&D personnel, Sony will strive to strengthen collaboration with external creators and academia, without limiting itself within its own organization. Sony is already promoting various activities such as joint development with universities around the world, and plans to further expand such activities in the future.

R&D costs for the fiscal year ended March 31, 2025 decreased 8.2 billion yen (1.1%) year-on-year to 734.6 billion yen. The ratio of R&D costs to consolidated sales excluding the Financial Services segment was 6.1%, compared to 6.6% in the previous fiscal year.

The following table shows a breakdown of R&D costs for each business segment in the fiscal years ended March 31, 2024 and 2025.

	Fiscal year ended March 31
	2024	2025
	(Yen in billions)
R&D costs
G&NS	281.6	279.2
ET&S	154.8	138.9
I&SS	219.2	228.4

Note: Due to the reorganization of Sony’s technology-related organizations in the fiscal year ended March 31, 2025, the amount of R&D costs for Sony Group Corporation’s research and development organization (“Corporate R&D”) has become immaterial. Therefore, from the fiscal year ended March 31, 2025, R&D costs for Corporate R&D are not presented separately.

D.	Trend Information

This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.

Issues Facing Sony and Management’s Response to those Issues

In the fiscal year ended March 31, 2025, although geopolitical risk remained high, the global economy maintained solid growth due to disinflation and associated monetary easing. In particular, the U.S. economy remained steady even under higher interest rates, supported by a recovery in consumer spending owing to the stable employment and income situation. On the other hand, the yen exchange rate continued to fluctuate significantly, as it had in the fiscal year ended March 31, 2024, as a result of the interest rate differential between the U.S. and Japan. In China, despite improvements in consumer spending and real estate sales due to the economic stimulus package by the government, a prolonged slump in the real estate market associated mainly with a decline in real estate investment put downward pressure on the economy. The outlook for the future global economy is rapidly becoming more uncertain due to factors such as the series of changes in U.S. tariff policy and resulting concerns about a global economic slowdown, in addition to increasing uncertainty regarding the situations in Ukraine and Russia and in the Middle East.

Sony has a wide range of businesses globally. These changes in the global economy, in addition to increased geopolitical risk including relations between the U.S. and China, the rise of new technologies such as AI, and responses to global environmental challenges and social division, are causing major changes in the environment surrounding each of Sony’s business segments.

Sony has responded swiftly to changes in the business environment and worked to strengthen the profit structure of each of its businesses, while continuing to prioritize management with a long-term view, with the goal of enhancing the corporate value of the entire Sony Group.

On May 14, 2025, Sony held its Corporate Strategy and Earnings Announcement Presentation. President and CEO Hiroki Totoki presented Sony’s long-term strategies, management direction and priorities.

Hiroki Totoki highlighted Sony’s years-long directional shift to entertainment as transformational for Sony and leading to strong results and stressed that Sony’s priorities and commitment to growth in these sectors would continue. He stated that building on the momentum and results to date and working with a laser-like focus to realize Sony’s long-term “Creative Entertainment Vision” will be at the core of Sony’s corporate strategies going forward. Hiroki Totoki then provided updates on Sony’s core business segments, their achievements and current priorities, and discussed the role they play in realizing Sony’s “Creative Entertainment Vision.”

As introduced at the Corporate Strategy Meeting held on May 23, 2024, Sony’s “Creative Entertainment Vision” seeks to deliver Kando through creativity and technology, maximize IP value, and “Create Infinite Realities,” together with creators, partners, and employees, and through synergies between Sony’s various businesses. He emphasized that building on Sony’s cross-business collaborations, leveraging Sony’s engagement platform initiative to connect diverse fan communities across various entertainment sectors, and leaning into Sony’s strengths in growth areas such as anime will be key to realizing this vision.

The details of the corporate strategy announced in the Corporate Strategy and Earnings Announcement Presentation held on May 14, 2025 are as follows:

1. Entertainment Businesses Integral to Realizing the “Creative Entertainment Vision”

Sony seeks to realize its long-term “Creative Entertainment Vision” that illustrates how it wants to deliver Kando through creativity and technology, together with creators, partners, and employees, and through synergies among Sony’s various businesses.

(1)	G&NS segment
•	Expect PS5 to drive steady profit, and plan to invest thoughtfully to create the “FUTURE OF PLAY”
•

Expect stable growth in revenue and profit from network businesses, such as higher revenue and profits from PS Plus, due to the increase of monthly active users corresponding with the expansion of the installed base

•

Anticipate further growth in the Studio Business through the expanding user base, driven by new titles such as Ghost of Yōtei and the live service game Marathon, as well as the continuing success of ongoing live service games like HELLDIVERS 2 and Destiny 2

•	Focus on strong and profitable peripherals, such as PlayStation Portal Remote Player with beta cloud streaming capacity

(2)	Music segment
•

In the global music business, focus on strengthening position in the global market, while continuing to improve profitability, and enhancing Sony’s core value proposition which includes repertoire centers in major markets, robust label and artist services, tailored services for independent artists, DIY Distribution, and music publishing

•	In the Japanese music business, continue to further expand bringing Japanese artists such as YOASOBI to the global market, which was a great success in the fiscal year ended March 31, 2025
•

Focus on growing throughout the business and in high-growth markets both organically and through strategic acquisitions, exploring further strategic investment opportunities in key areas and music catalogs, increasing presence, providing services to fans, and expanding IP involving Sony Music artists

•	Continue exploring the use of cutting-edge technologies such as AI to create value, while protecting the rights of artists

(3)	Pictures segment
•

SPE expects to see the release of a strong pipeline including titles such as Spider-Man: Brand New Day, the latest Jumanji film, Spider-Man: Beyond the Spider-Verse and four theater-exclusive biopics about The Beatles

•	Anime is also expected to be a growth driver for the Pictures segment, as the anime-focused streaming service Crunchyroll steadily expands its paid subscribers and services
•	SPE is expected to continue being a hub for synergistic, cross-business collaborations

2. Cross-Business Collaborations and Synergy

Central to the “Creative Entertainment Vision,” the value and potential of cross-business collaborations have become evident in recent years with successful examples.

(1)	Anime
i)

Anime is a key driver of growth across many parts of the Sony Group’s businesses. Building on the businesses of Aniplex and Crunchyroll, Sony is advancing initiatives to expand its reach in anime and strengthen content development.

•	Anime series adaptation of game IP Ghost of Tsushima: Legends
•	Establishment of anime production company HAYATE
•	Strategic capital and business alliance with KADOKAWA

ii)	Amid the anticipated continued growth of the anime market, Sony plans to further accelerate Crunchyroll’s growth.
•	Broadening services offered to anime fans, which includes e-commerce for anime merchandise, mobile game library services and a manga application
•

Sony is working to further expand Crunchyroll’s paid member base of over 17 million (as of March 31, 2025) by collaborating with PSN, enabling smoother registration to Crunchyroll’s paid services from PS5 in order to leverage the monetization capabilities of PSN to enhance Crunchyroll’s service

(2)	Engagement Platform
•

Sony is building a new engagement platform to connect users and creators by leveraging PSN’s core backend functions such as payment, data infrastructure and security across various network services within the Sony Group. The platform is expected to be utilized across the Sony Group for better monetization, allowing each group company to focus resources on enhancing competitiveness and differentiation for business growth through expanding and deepening customer engagement

(3)	LBE
•	Positioning LBE as an area to maximize the value of IP across various entertainment sectors in the long term, Sony is in the early stages of exploring the potential of LBE

3. Future Growth in Technology-related Areas as Enablers of Entertainment Businesses

(1)	ET&S segment: Shifting focus of products and services towards content creation
•	Building on the success of Alpha™ and expanding the imaging ecosystem as a growth driver
•

Strengthening sports data-related capabilities, as exemplified by the acquisition of KinaTrax Inc. last year, and leveraging real-time content creation technology to support alternative broadcasts to acquire new fans

•	Pursuing innovation in content creation technology such as “XYN,” real-time VFX, and 360 Virtual Mixing Environment

(2)	I&SS segment
•

In the mobile image sensor business, amid expectations that the trend toward larger sensor sizes will continue, Sony aims to achieve further growth with high value-added and differentiated sensors that meet customer expectations by combining a new generation process with sensors such as the two-layer transistor pixel “TRISTA.”

•	Sony aims to explore options to enhance investment efficiency and control the necessary investments at an appropriate level.
•

Beyond the mobile image sensor business, while continuing to generate stable profit through cameras and sensors for industrial equipment and social infrastructure, Sony also intends to generate mid- to long-term business growth under optimal development costs and frameworks, in businesses with future growth potential, such as automotive sensors, carefully assessing the speed of market growth and business potential.

4. Achieving Growth through Diverse Businesses and Talent

Sony’s diversity of businesses and people is paramount in realizing its “Creative Entertainment Vision.” Its approximately 112,300 employees create an environment that generates diverse viewpoints and ideas, and the synergies generated from this environment are the source of its unique competitive advantages. Sony expects to continue to evolve, unleash the creativity of creators, and strive for a world of infinite realities, entertainment, and excitement.

Fifth Mid-Range Plan — Financial Targets, Capital Allocation and their Progress

<Financial Targets and Capital Allocation>

On May 14, 2024, Sony announced the financial targets for the fifth mid-range plan for the three fiscal years started on April 1, 2024 and ending on March 31, 2027.

In the fifth mid-range plan, Sony is placing greater emphasis on profit-based growth, and has set as the key performance indicators for the entire Group the growth rate of consolidated operating income and the operating income margin for Sony without the Financial Services segment*1. Specifically, Sony is targeting an average annual growth rate of consolidated operating income for the three-year period of 10% or more, and a three-year cumulative consolidated operating income margin of 10% or more.

Regarding the capital allocation plan in the fifth mid-range plan, Sony established a capital expenditure target of 1.7 trillion yen and a strategic investment target of 1.8 trillion yen including growth investments for each business and flexible share repurchases. Three-year cumulative consolidated operating cash flow excluding the Financial Services segment, the main source of capital allocation, is expected to be 4.5 trillion yen, exceeding the results of the fourth mid-range plan for the three fiscal years started on April 1, 2021 and ended on March 31, 2024, due to expected profit growth during the fifth mid-range plan as well as the recovery of working capital that increased during the fourth mid-range plan.

Regarding shareholder returns, Sony plans to place emphasis on its total payout ratio, which it expects to gradually increase throughout the period of the fifth mid-range plan, aiming for approximately 40% in the fiscal year ending March 31, 2027, which is the final fiscal year of the plan.

*1

As a result of the resolution of the Board of Directors of Sony Group Corporation on May 14, 2025 on the plan for the execution of the Partial Spin-off of the Financial Services business, Sony plans to classify the Financial Services business as a discontinued operation from the first quarter of the fiscal year ending March 31, 2026, and present it separately from continuing operations excluding the Financial Services business. Therefore, the key performance indicators for the entire Group after May 14, 2025 are the growth rate of consolidated operating income and the operating income margin for continuing operations.

<Progress>

In the fiscal year ended March 31, 2025, the G&NS and I&SS segments were the main drivers of profit growth, leading to the growth of operating income for Sony without the Financial Services segment*2 of 23% year-on-year and an operating income margin of 10.6%.

Regarding capital allocation, Sony has revised its forecast for cumulative three-year operating cash flow on a continuing operations basis, which is the main source of capital, from the initial plan of 4.5 trillion yen to 4.8 trillion yen, taking into account the results of the fiscal year ended March 31, 2025. Since Sony has made strengthening shareholder returns a priority for the fifth mid-range plan, Sony intends to use such increase as a source of capital for greater shareholder returns. The strategic investment budget of 1.8 trillion yen and capital expenditure budget of 1.7 trillion yen remain unchanged from the original plan.

A total of approximately 514.0 billion yen of strategic investments have been executed or determined already (as of May 14, 2025). Regarding shareholder returns, Sony completed a total of 307.5 billion yen in repurchases of its own shares during the period from April 1, 2024 to April 11, 2025, and the annual dividend for the fiscal year ended March 31, 2025, taking into account the stock split*3, increased 3 yen year-on-year to 20 yen per share (a total of 120.6 billion yen). For the fiscal year ending March 31, 2026, Sony has established a maximum 250 billion yen share buyback facility for the year from May 15, 2025 to May 14, 2026, and aims to increase the pace of its increase in dividends, raising the annual dividend by 5 yen per share year-on-year taking into account the stock split*3 to 25 yen per share*4.

*2	Figures for Sony without Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures may be useful information to investors.

*3	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024.
*4	The above figure for the planned dividend does not include dividends in kind of the shares of SFGI from the Partial Spin-off of the Financial Services business.

E.	Critical Accounting Estimates

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

For all CGUs or groups of CGUs with goodwill, the recoverable amount exceeded the carrying amount, and therefore no impairment existed in the fiscal year ended March 31, 2025. Also, the recoverable amount of each CGU or group of CGUs with significant goodwill exceeded their respective carrying values by at least 10.0%. For intangible assets with indefinite useful lives or intangible assets not yet available for use, the recoverable amount exceeded the carrying amount, and therefore no impairment existed.

A discussion of the significant assumptions, other than the mid-range plan, including a sensitivity analysis with respect to their impact, of the recoverable amount of each CGU or group of CGUs for the impairment analysis for goodwill performed for the fiscal year ended March 31, 2025 is included below. Refer to Note 11 of the consolidated financial statements for details.

•

The post-tax discount rates ranged from 3.9% to 14.0%. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have resulted in a significant impairment.

•

The growth rates applied to the terminal values for the CGUs within the G&NS, ET&S, I&SS and Financial Services segments ranged approximately 1.0% to 2.0%. The growth rates beyond the mid-range plan period for the CGUs in the Music segment ranged from 1.0% to 3.0%, and in the Pictures segment ranged from (5.0%) to 17.0%. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have resulted in a significant impairment.

•

The earnings multiple used to calculate the terminal value in the Pictures CGUs was 8.5x to 14.3x and the revenue multiple was 1.4x to 1.8x. A hypothetical reduction in earnings multiple by 1.0x and revenue multiple by 0.25x, respectively, holding all other assumptions constant, would not have resulted in a significant impairment.

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

Set forth below are the current members of the Board of Directors and Corporate Executive Officers of Sony Group Corporation (the “Corporation”), their responsibility as a director or officer, date of birth, the number of years they have served as a director or officer, and other principal business activities outside the Corporation as of the date of this report.

Board of Directors

Kenichiro Yoshida
Responsibility as a Director: —
Date of Birth: October 20, 1959
Number of Years Served as a Director: 11 years
Principal Business Activities Outside the Corporation: Outside Director, M3, Inc.
Brief Personal History:
April 1983	Joined the Corporation
July 2000	Joined Sony Communication Network Corporation (currently Sony Network Communications Inc.)
September 2000	Outside Director, So-net M3, Inc. (currently M3, Inc.) (present)
May 2001	Senior Vice President, Sony Communication Network Corporation
April 2005	President and Representative Director, Sony Communication Network Corporation
December 2013	Executive Vice President, Chief Strategy Officer and Deputy Chief Financial Officer, Corporate Executive Officer, the Corporation
April 2014	Executive Vice President and Chief Financial Officer, Representative Corporate Executive Officer, the Corporation
June 2014	Director, the Corporation (present)
April 2015	Executive Deputy President and Chief Financial Officer, Representative Corporate Executive Officer, the Corporation
April 2018	President and Chief Executive Officer, Representative Corporate Executive Officer, the Corporation
June 2020	Chairman, President and Chief Executive Officer, Representative Corporate Executive Officer, the Corporation
April 2023	Chairman and Chief Executive Officer, Representative Corporate Executive Officer, the Corporation
April 2025	Chairman, Representative Corporate Executive Officer, the Corporation (present)

Hiroki Totoki
Responsibility as a Director: —
Date of Birth: July 17, 1964
Number of Years Served as a Director: 6 years
Principal Business Activities Outside the Corporation: Outside Director, Recruit Holdings Co., Ltd.
Brief Personal History:
April 1987	Joined the Corporation
February 2002	Representative Director, Sony Bank Incorporated
June 2005	Director, Corporate Executive Officer and Senior Managing Director, Sony Communication Network Corporation (currently Sony Network Communications Inc.)
April 2012	Representative Director, Corporate Executive Officer and Senior Managing Director, So-net Entertainment Corporation (currently Sony Network Communications Inc.)
April 2013	Representative Director, Corporate Executive Officer, Deputy President and Chief Financial Officer, So-net Entertainment Corporation
December 2013	Senior Vice President, Corporate Executive, the Corporation
November 2014	President and Chief Executive Officer, Sony Mobile Communications Inc. (currently Sony Corporation)
June 2015	Director, Chairman, So-net Corporation (currently Sony Network Communications Inc.)
April 2016	Executive Vice President, Corporate Executive Officer, the Corporation In charge of New Business Platform (Strategy)
President and Representative Director, So-net Corporation
June 2017	Executive Vice President, Chief Strategy Officer, Corporate Executive Officer, the Corporation In charge of Mid- to Long-Term Business Strategy, New Business
April 2018	Executive Vice President, Chief Financial Officer, Representative Corporate Executive Officer, the Corporation
June 2018	Senior Executive Vice President, Chief Financial Officer, Representative Corporate Executive Officer, the Corporation Outside Director, Recruit Holdings Co., Ltd. (present)
June 2019	Director, the Corporation (present)
June 2020	Executive Deputy President, Chief Financial Officer, Representative Corporate Executive Officer, the Corporation
April 2023	President, Chief Operating Officer and Chief Financial Officer, Representative Corporate Executive Officer, the Corporation
April 2024	Interim Corporate Executive Officer, Sony Interactive Entertainment
June 2024	Chairman, Sony Interactive Entertainment
April 2025	President and Chief Executive Officer, Representative Corporate Executive Officer, the Corporation (present)

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

Joseph A. Kraft Jr.
Responsibility as a Director: Chair of the Audit Committee Member of the Nominating Committee Director in charge of Information Security
Date of Birth: May 12, 1964
Number of Years Served as a Director: 5 years
Brief Personal History and Principal Business Activities Outside the Corporation:
July 1986	Joined Morgan Stanley Inc.
January 2000	Managing Director, Morgan Stanley Inc.
April 2007	Managing Director, Head of Capital Markets Division, Dresdner Kleinwort Japan
March 2010	Deputy Branch Manager & Managing Director, Bank of America Merrill Lynch Japan
July 2015	CEO, Rorschach Advisory Inc. (present)
June 2020	Director, the Corporation (present)
June 2024	Outside Director, Tokyo Electron Ltd. (present)
November 2024	Vice President, Tokyo International University (present)

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

Shingo Konomoto
Responsibility as a Director: Member of the Audit Committee
Date of Birth: February 11, 1960
Number of Years Served as a Director: 1 year
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1985	Joined Nomura Research Institute, Ltd.
April 2004	Senior Managing Director, Division Manager of Consulting Division III, Nomura Research Institute, Ltd.
April 2010	Senior Corporate Managing Director, Division Manager of Consulting Division, Nomura Research Institute, Ltd.
April 2015	Senior Executive Managing Director, Supervising of Business Divisions, Head of Consulting, Nomura Research Institute, Ltd.
June 2015	Senior Executive Managing Director, Member of the Board, Representative Director, Supervising of Business Divisions, Head of Consulting, Nomura Research Institute, Ltd.
April 2016	President & CEO, Member of the Board, Representative Director, Nomura Research Institute, Ltd.
June 2019	Chairman and President & CEO, Member of the Board, Representative Director, Nomura Research Institute, Ltd.
April 2024	Chairman, Member of the Board, Representative Director, Nomura Research Institute, Ltd.
June 2024	Director, the Corporation (present) Chairman, Member of the Board, Nomura Research Institute, Ltd. (present)
March 2025	Outside Director, Kirin Holdings Company, Limited (present)

The Corporation has proposed “To elect 11 Directors” as an agenda item for the Ordinary General Meeting of Shareholders to be held on June 24, 2025. If the proposal is approved, the members of the Board of Directors will be Kenichiro Yoshida, Hiroki Totoki, Wendy Becker, Keiko Kishigami, Joseph A. Kraft Jr., Neil Hunt, William Morrow, Shingo Konomoto, Ms. Yoriko Goto, Ms. Nora Denzel and Mr. Masayuki Hyodo. With respect to newly appointed Directors (Ms. Yoriko Goto, Ms. Nora Denzel and Mr. Masayuki Hyodo), their expected responsibility as a director, date of birth and brief personal history and principal business activities outside the Corporation are set forth below. Refer to “Item 6.C., Board Practices” for the planned composition of the Board and the Committees after the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 24, 2025. The Corporation plans to disclose the results of the Ordinary General Meeting of Shareholders in a Form 6-K to be furnished on June 28, 2025.

Yoriko Goto
Responsibility as a Director: Member of the Audit Committee
Date of Birth: November 11, 1958
Brief Personal History and Principal Business Activities Outside the Corporation:
November 1983	Joined Deloitte Haskins & Sells, Tokyo (currently Deloitte Touche Tohmatsu LLC)
March 1987	Registered as Certified Public Accountant, Japan (present)
June 1996	Partner, Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
November 2010	Member of Management Board, Deloitte Touche Tohmatsu LLC
October 2013	Managing Partner, Financial Services Industry, Deloitte Touche Tohmatsu LLC Member of the Board of Directors, Deloitte Touche Tohmatsu Limited
June 2018	Board Chair, Deloitte Tohmatsu Group and Deloitte Touche Tohmatsu LLC Member of the Board of Directors, Deloitte Touche Tohmatsu Limited
November 2018	Member of the Board of Directors, Deloitte Asia Pacific Limited
October 2022	Representative, Yoriko Goto CPA Office (present) Outside Director, Member of the Audit & Supervisory Committee, Sumitomo Mitsui Banking Corporation (present)
June 2025	Outside Director, Member of the Audit & Supervisory Committee of Shionogi & Co., Ltd (present) Director, the Corporation (expected to be appointed)

Nora Denzel
Responsibility as a Director: Member of the Compensation Committee Director in charge of Information Security
Date of Birth: August 31, 1962
Brief Personal History and Principal Business Activities Outside the Corporation:
June 1984	Joined International Business Machines Corporation
May 1996	Director, International Business Machines Corporation Storage Software
February 1997	CTO Senior Vice President of Product Operations, Legato Systems, Inc.
March 2000	Senior Vice President, Storage Division, Hewlett-Packard Company (currently Hewlett Packard Enterprise Company)
November 2007	Outside Director, Overland Storage Inc.
February 2011	Senior Vice President of Big Data, Intuit Inc.
September 2011	Outside Director, Saba Software, Inc.
February 2013	Outside Director, Outerwall Inc.
March 2013	Outside Director, Telefonaktiebolaget LM Ericsson
March 2014	Outside Director, Advanced Micro Devices, Inc.
January 2015	Interim CEO, Outerwall Inc.
July 2017	Outside Director, Talend, Inc.
December 2019	Outside Director, NortonLifeLock Inc. (currently Gen Digital Inc.) (present)
May 2021	Outside Director, SUSE S.A.
November 2022	Lead Independent Director, Advanced Micro Devices, Inc. (present)
June 2025	Director, the Corporation (expected to be appointed)

Masayuki Hyodo
Responsibility as a Director: Member of the Nominating Committee Member of the Compensation Committee
Date of Birth: June 26, 1959
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1984	Joined Sumitomo Corporation
March 1996	Sumitomo Corporation (Hong Kong) Ltd. (Hong Kong)
April 2009	Corporate Officer, Deputy General Manager, Power & Social Infrastructure Business Div, Sumitomo Corporation
April 2010	Corporate Officer, Assistant General Manager for Asia, Sumitomo Corporation President and CEO, PT. Sumitomo Indonesia (Jakarta)
April 2012	Executive Officer, General Manager, Global Power Infrastructure Business Div, Sumitomo Corporation
April 2015	Managing Executive Officer, General Manager, Corporate Planning & Coordination Dept, Sumitomo Corporation
June 2016	Representative Director, Managing Executive Officer, General Manager, Environment & Infrastructure Business Unit, Sumitomo Corporation
June 2017	Senior Managing Executive Officer, General Manager, Environment & Infrastructure Business Unit, Sumitomo Corporation
June 2018	Representative Director, President and Chief Executive Officer, Sumitomo Corporation
April 2024	Chairman of the Board of Directors, Sumitomo Corporation (present)
June 2025	Director, the Corporation (expected to be appointed)

Corporate Executive Officers

In addition to Kenichiro Yoshida and Hiroki Totoki, the four individuals set forth below are the current Corporate Executive Officers of Sony Group Corporation as of the date of this report. Refer to “Board Practices” in Item 6.C.

Toshimoto Mitomo

Responsibility as an Officer: Chief Strategy Officer, Representative Corporate Executive Officer in charge of Legal, Compliance, Privacy, Intellectual Property, Business Strategy, Sustainability, External Relations, Business Incubation Platform, Creative Platform and Mobility Business

Date of Birth: January 6, 1963
Number of Years Served as a Corporate Executive Officer: 3 years
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1985	Joined the Corporation
June 2013	Senior Vice President, Corporate Executive, the Corporation
June 2019	Executive Vice President, the Corporation
April 2022	Senior Executive Vice President, Corporate Executive Officer, the Corporation
April 2023	Executive Deputy President and Chief Strategy Officer, Corporate Executive Officer, the Corporation
April 2025	Chief Strategy Officer, Representative Corporate Executive Officer (present)

Tsuyoshi Kodera

Responsibility as an Officer: Chief Digital Officer, Corporate Executive Officer in charge of Digital & Technology Platform (Digital Transformation Strategy, Information Systems, Information Security and Advanced Technology), R&D, Technology Strategy and Quality Management

Date of Birth: October 8, 1969
Number of Years Served as a Corporate Executive Officer: —
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1992	Joined the Corporation
April 2016	Deputy President, Sony Interactive Entertainment LLC
June 2016	Business Executive, the Corporation
October 2017	President and Chief Executive Officer, Sony Interactive Entertainment LLC Representative Director, President, Sony Interactive Entertainment Inc.
June 2018	Executive Vice President, the Corporation
April 2019	Deputy President, Sony Interactive Entertainment LLC Representative Director, Deputy President, Sony Interactive Entertainment Inc.
April 2021	Executive Vice President and Chief Digital Officer, the Corporation
July 2023	Executive Vice President, Chief Digital Officer and Chief Information Officer, the Corporation
April 2025	Chief Digital Officer, Corporate Executive Officer, the Corporation (present)

Yasuhiro Ito

Responsibility as an Officer: Chief People Officer, Corporate Executive Officer in charge of Human Resources, General Affairs, the Corporate Executive Office and Lead of Group Diversity, Equity & Inclusion

Date of Birth: September 10, 1971
Number of Years Served as a Corporate Executive Officer: —
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1994	Joined the Corporation
April 2018	Executive Vice President, Sony Pictures Entertainment Senior Vice President, Sony Corporation of America
April 2023	Senior Vice President, the Corporation
April 2025	Chief People Officer, Corporate Executive Officer, the Corporation (present)

Lin Tao

Responsibility as an Officer: Chief Financial Officer, Corporate Executive Officer in charge of Corporate Planning and Control, Corporate Strategy, Accounting, Tax, Finance, IR, Disclosure Controls, Risk Control, Internal Audit and SOX 404

Date of Birth: September 2, 1973
Number of Years Served as a Corporate Executive Officer: —
Principal Business Activities Outside Sony: None
Brief Personal History:
April 2000	Joined the Corporation
April 2021	Director, Deputy President, Sony Interactive Entertainment Inc.
July 2021	Senior Vice President, Finance, Corporate Strategy & Development, Sony Interactive Entertainment LLC
October 2022	Representative Director, Deputy President, Sony Interactive Entertainment Inc.
April 2025	Chief Financial Officer, Corporate Executive Officer, the Corporation (present)

Kenichiro Yoshida, Hiroki Totoki, Toshimoto Mitomo, Tsuyoshi Kodera, Yasuhiro Ito and Lin Tao are engaged on a full-time basis by Sony Group Corporation. There is no family relationship between any of the persons named above. There is no arrangement or understanding with major shareholders, customers, suppliers, or others pursuant to which any person named above was selected as a Director or a Corporate Executive Officer.

B.	Compensation

Under the Financial Instruments and Exchange Act of Japan and related regulations, the Corporation is required to disclose the total remuneration paid by the Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from the Sony Group in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that the Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2025 filed on June 20, 2025 with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.

(1) Total amounts of remuneration for Directors and Corporate Executive Officers and the number thereof*1

	Fixed remuneration		Remuneration linked to business results		Stock acquisition rights (*7)		Restricted stock (*10)		Restricted stock Units (“RSUs”) (*12)		Phantom Restricted Stock Plan (*13)
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	9	234	—	—	—	—	8	66	8	10	—	—
(*2)	(*3)			(*4)		(*8)	(*3)					(*14)
Corporate Executive Officers	6	619	6	803	8	911	7	1,354	6	500	3	1,065
			(*5)	(*6)	(*9)		(*11)
Total	15	853	6	803	8	911	15	1,420	14	509	3	1,065

*1 Due to rounding, individual sums may not total 100%.

*2 The number of persons does not include two Directors who concurrently serve as Corporate Executive Officers, because the Corporation does not pay any additional remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers. All Directors above are outside Directors.

*3 The number of persons includes one Director (outside Director) who resigned on the day of the Ordinary General Meeting of Shareholders held on June 25, 2024.

*4 The Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

*5 The number of persons includes three Corporate Executive Officers who resigned on March 31, 2025.

*6 The final amount of remuneration linked to business results for the fiscal year ended March 31, 2025, which is scheduled to be paid in June 2025.

*7 As to stock acquisition rights, the amount above is that of expenses the Corporation recorded during the fiscal year ended March 31, 2025 applicable to stock acquisition rights granted.

*8 The Corporation does not grant stock acquisition rights to Directors who do not concurrently serve as Corporate Executive Officers.

*9 The number of persons includes two Corporate Executive Officers who resigned by the end of the fiscal year ended March 31, 2024.

*10 As to restricted stock, the amount above is that of expenses the Corporation recorded during the fiscal year ended March 31, 2025 applicable to restricted stock.

*11 The number of persons includes one Corporate Executive Officer who resigned by the end of the fiscal year ended March 31, 2024.

*12 As to RSUs, the amount above is that of expenses the Corporation recorded during the fiscal year ended March 31, 2025 applicable to RSUs.

*13 As to the phantom restricted stock plan, the amount above is the amount which is to be paid to three Corporate Executive Officers who resigned on March 31, 2025. The Corporation recorded 1,591 million yen in expenses during the fiscal year ended March 31, 2025 applicable to the phantom restricted stock plan for Corporate Executive Officers.

*14 The Corporation does not pay remuneration under the phantom restricted stock plan to Directors who do not concurrently serve as Corporate Executive Officers.

(2) Amounts of remuneration for Directors and Corporate Executive Officers on an individual basis

Name	Position (*1)	Fixed Remuneration (*2) (Yen in millions)	Remuneration linked to business results (*2) (*3) (Yen in millions)	Phantom restricted stock plan (*2) (Yen in millions)	Total (*2) (Yen in millions)	Granted number of stock acquisition rights (*4) (Ten thousand shares)	Granted number of RSUs (*5) (Ten thousand shares)
Kenichiro Yoshida	Director (*6), Chairman, and Representative Corporate Executive Officer (*7)	240	396	—	636	85	43.3
Hiroki Totoki	Director (*6), President and CEO, and Representative Corporate Executive Officer (*7)	140	220	—	360	45	23.0
Toshimoto Mitomo	CSO, and Corporate Executive Officer (*7)	62	55	—	117	11	5.6
Hiroaki Kitano	Former Executive Deputy President, CTO, and Corporate Executive Officer (Until March 31, 2025)	62 (*8)	53 (*8)	99	214 (*8)	11	5.6
Shiro Kambe	Former Senior Executive Vice President, and Corporate Executive Officer (Until March 31, 2025) (*7)	52	45	555	653	7.5	3.9
Kazushi Ambe	Former Senior Executive Vice President, and Corporate Executive Officer (Until March 31, 2025) (*7)	52	45	410	507	7.5	3.9

*1 This chart shows remuneration for Directors and Corporate Executive Officers who received, or who became likely to receive, total remuneration exceeding 100 million yen from the Corporation and its subsidiaries during the fiscal year ended March 31, 2025. Titles are as of the date of submission of this document.

*2 Due to rounding, individual sums may not total 100%.

*3 For the metrics and actual financial results used to determine the amount of remuneration linked to business results, refer to “(5) Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2025” below.

*4 Indicates the number of shares of common stock of the Corporation (“Common Stock”) to be delivered based on the assumption that all stock acquisition rights granted in the fiscal year ended March 31, 2025 are exercised. The weighted-average fair value per share as of November 25, 2024, the date of grant of stock acquisition rights granted during the fiscal year ended March 31, 2025, was 875 yen and was estimated using the Black-Scholes model with several assumptions. Refer to Note 21 of the consolidated financial statements for details. The weighted-average fair value per share does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Common Stock exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the weighted-average fair value per share presented above. In addition, the above weighted-average fair value per share was calculated to recognize compensation expense for the fiscal year ended March 31, 2025 for accounting purposes and should not be regarded as any indication or prediction of the Sony Group with respect to its future stock performance.

*5 Indicates the number of shares of Common Stock to be delivered, if all RSUs granted in the fiscal year ended March 31, 2025 are vested. The weighted-average fair value per share of the RSUs as of July 25, 2024, the date of grant during the fiscal year ended March 31, 2025, was 2,644 yen and was based on the closing price per share of Common Stock on the grant date, adjusted to reflect the expected dividends not received during the vesting period. Refer to Note 21 of the consolidated financial statements for details. The above numbers of shares and the weighted-average fair value per share of the RSUs as of July 25, 2024, the date of grant during the fiscal year ended March 31, 2025, are calculated based on the assumption that the stock split effective October 1, 2024 was conducted at the beginning of the fiscal year ended March 31, 2025.

*6 The Corporation does not pay any remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.

*7 Apart from the remuneration contained in the table, the Corporation also provided certain personal benefits and perquisites, including fringe benefits and in some instances amounts to pay income taxes related to perquisites, totaling 1 million yen to Kenichiro Yoshida, 1 million yen to Hiroki Totoki, 19 million yen to Toshimoto Mitomo, 1 million yen to Shiro Kambe, and 1 million yen to Kazushi Ambe during the fiscal year ended March 31, 2025.

*8 Remuneration paid to Hiroaki Kitano includes 6 million yen in fixed remuneration and 5 million yen in remuneration linked to business results from Sony Computer Science Laboratories, Inc. and 6 million yen in fixed remuneration and 5 million yen in remuneration linked to business results from Sony Research Inc.

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

•  In principle, RSUs held by Directors will be vested when he/she resigns, and the Common Stock will be delivered to the Directors upon vesting.

(b) Basic policy regarding Senior Executive remuneration

Senior Executives are key members of management responsible for executing the operations of the Sony Group as a whole, or respective businesses of the Sony Group. In order to further improve the business results of the Sony Group, the following two elements have been established as the basic policy for the determination of remuneration of Senior Executives.

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

Remuneration linked to business results

•  Structured appropriately and based on appropriate indicators to ensure that such remuneration effectively incentivizes Senior Executives to achieve financial targets for the mid- to long-term and financial targets for the corresponding fiscal year.

•  Specifically, the amount to be paid to Senior Executives shall be determined based on the level of achievements of the two metrics below, and can fluctuate, in principle, from 0% to 200% of the standard payment amount (“Business Results Linked Standard Payment Amount”) depending on the level of achievement.

(1)   Certain key performance indicators linked to the consolidated (without the Financial Services segment) or individual business results of the Sony Group during the

Type of remuneration	Description

corresponding fiscal year, such as operating income and operating income margin (collectively, the “Financial Performance KPIs”), which are based on the areas for which each Senior Executive is responsible.

(2)   Achievement of the Group Sustainability Evaluation.

•  The Group Sustainability Evaluation is an evaluation of efforts by Senior Executives to enhance the mid- to long-term corporate value and sustainable growth of the Sony Group as a whole, not just their respective businesses and organizations, and includes management succession planning and investment in human capital, sustainability initiatives related to social value creation and ESG (environment, social and governance), value creation through collaborations among the businesses of the Sony Group, and engagement indicators based on employee surveys.

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

•  The exercise of the stock acquisition rights is, in principle, restricted during a one-year period from the allotment date, and one-third of the total number of exercisable stock acquisition rights will be vested and be exercisable each year thereafter. (All of the allocated stock acquisition rights will be exercisable on and after three years from the allotment date.)

•  The Senior Executives to whom restricted stock is granted, in principle, may not sell or transfer the granted stock before the third anniversary date of the Ordinary General Meeting of Shareholders of the fiscal year when the subject restricted stock was granted.

•  In principle, all RSUs held by the Senior Executives will be vested after three years have passed since the date of grant of the RSUs, and the Common Stock will be delivered to the Senior Executives.

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

Type of remuneration	Description

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

(Reference: Executive Compensation Package Designed to Focus on Long-Term Management)

The bar chart below shows the components of remuneration for Corporate Executive Officers for the fiscal year ended March 31, 2025. For this chart, the remuneration linked to business results is based on the Business Results Linked Standard Payment Amount for each Corporate Executive Officer. As to the stock-based compensation, the underlying amount is calculated based on the weighted-average fair value per share of stock acquisition rights and the RSUs at the date of their grant in the fiscal year ended March 31, 2025. Accordingly, the components of remuneration based on the amounts actually paid will be different from the chart below.

* Due to rounding, individual sums may not total 100%.

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

(Reference: Clawback Policy)

In 2022, the SEC adopted rules relating to the mandatory recovery of erroneously awarded incentive-based compensation received by certain current or former executive officers, and the NYSE has, in turn, adopted listing standards in connection with such rules. Accordingly, Sony Group Corporation’s Compensation Committee adopted a clawback policy, with an effective date of October 2, 2023 (the “Clawback Policy”). The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation received by each Executive Officer (as defined in the Clawback Policy) during the three-fiscal-year period prior to the date Sony Group Corporation is required to prepare an Accounting Restatement (as defined in the Clawback Policy), in accordance with the above rules and standards. The amount of erroneously awarded incentive compensation that the Executive Officers would be required to repay is the amount of incentive-based compensation paid to the Executive Officer that exceeds the amount the Executive Officer would have received had it been determined based on the restated amounts, computed without regard to any taxes paid. The recovery of such compensation applies regardless of whether an Executive Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. For further details and full text of the Clawback Policy, please refer to Exhibit 97.1 attached to this report.

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

For determining the amount of the remuneration linked to business results for each Senior Executive, the Business Results Linked Standard Payment Amount, the targets for the Financial Performance KPIs and targets for the Group Sustainability Evaluation are determined and thereafter, the amount of such remuneration is determined based on the level of achievement of such targets for the Financial Performance KPIs and the individual performance at the meeting of the Compensation Committee held after the corresponding fiscal year end for Corporate Executive Officers or otherwise under supervision by the Compensation Committee for Senior Executives other than Corporate Executive Officers.

The amount of compensation of each Director and Senior Executive including Corporate Executive Officers for the fiscal year ended March 31, 2025 was also determined by the Compensation Committee or otherwise under supervision by the Compensation Committee according to the procedure above. The Compensation Committee concluded that the amount and content of the compensation was in accordance with the policy set forth in section (3) above.

(5) Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2025

The Business Results Linked Standard Payment Amount for each Corporate Executive Officer for the fiscal year ended March 31, 2025 was determined to be in the range between 60% and 100% of the amount of the fixed remuneration of such Corporate Executive Officer according to his/her responsibility.

The formula to calculate the amount of the remuneration linked to business results to be paid to Corporate Executive Officers is as follows.

* Business Results Linked Standard Payment Amount: Determined to be in the range between 60% and 100% of the amount of the fixed remuneration of each Corporate Executive Officer.

** Payment rate of the remuneration linked to business results: Determined in principle, within the range from 0% to 200% based on (i) the achievement of Financial Performance KPIs based on the areas for which each Corporate Executive Officer is responsible and (ii) the achievement of the Group Sustainability Evaluation.

The Financial Performance KPIs and the weighting of such Financial Performance KPIs used for Corporate Executive Officers in the fiscal year ended March 31, 2025 were as follows:

KPI	Weight	Target Range to be achieved for the fiscal year ended March 31, 2025	Result for the fiscal year ended March 31, 2025

Compound Annual Growth Rate (“CAGR”) of Operating Income (Consolidated without Financial Services segment)	70%	9.2% ~ 10.0% (CAGR from the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2025)	23.3%

Operating Income Margin (Consolidated without Financial Services segment)	30%	9.9% ~ 10.0% (the fiscal year ended March 31, 2025)	10.6%

CAGR of operating income and operating income margin (consolidated without the Financial Services segment) were determined as the Financial Performance KPIs under the fifth mid-range plan of the Sony Group to place greater emphasis on profit-based growth.

The target range to be achieved for CAGR of operating income for the fiscal year ended March 31, 2025, was set between 9.2%, which is the CAGR calculated based on the consolidated operating income without the Financial Services segment of 1 trillion 35.3 billion yen for the fiscal year ended March 31, 2024, and the forecast for the consolidated operating income without the Financial Services segment of 1 trillion 130 billion yen for the fiscal year ended March 31, 2025, which was disclosed in May 2024, and 10%, which is the target under the fifth mid-range plan. (This range was set as the performance level at which the achievement rate of the KPI is deemed to be 100%.)

The target range to be achieved for operating income margin for the fiscal year ended March 31, 2025, was set between 9.9%, which is the forecast for the consolidated operating income margin without the Financial Services segment for the fiscal year ended March 31, 2025, which was disclosed in May 2024, and 10%, which is the target under the fifth mid-range plan. (This range was set as the performance level at which the achievement rate of the KPI is deemed to be 100%.)

The results for the Financial Performance KPIs for the fiscal year ended March 31, 2025 were as follows: CAGR of operating income: 23.3%, operating income margin: 10.6%, each exceeding the targeted range.

As outlined above under “(3) Basic policy regarding Director and Senior Executive remuneration,” remuneration linked to business results for Senior Executives for the fiscal year ended March 31, 2025 was determined based on the level of achievement of the indicators which were selected based on the areas of responsibility of the relevant Senior Executive and the achievement of the Group Sustainability Evaluation. The amounts to be paid to the Senior Executives were, in principle, determined within the range from 0% to 200% of the Business Results Linked Standard Payment Amount. As a result, the ratio of remuneration linked to business results of Corporate Executive Officers for the fiscal year ended March 31, 2025 varied from 141.3% to 164.9% of the Business Results Linked Standard Payment Amount.

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

Sony Group Corporation is governed by the Board, the members of which are elected at the Ordinary General Meeting of Shareholders. Under the Companies Act, a “Company with Three Committees” is required to have three committees: a Nominating Committee, an Audit Committee and a Compensation Committee, each consisting of Directors appointed by the Board. The Companies Act also requires the Board to appoint Corporate Executive Officers (Shikko-yaku), who make decisions regarding the execution of Sony’s business activities within the scope of the authority delegated to them by the Board. Sony Group Corporation has appointed its Chief Executive Officer (“CEO”), who is responsible for Sony’s overall management, and other officers who are responsible for important and extensive headquarters functions as Corporate Executive Officers. Sony Group Corporation has also appointed Corporate Executive Officers, including the CEO and other executives, that assume important roles for the management of Sony as Senior Executives. In addition, Sony has designated management team members as Business CEOs, Chief Officers, or Corporate Executives in accordance with their respective roles and responsibilities.

A summary of the governance system adopted by Sony Group Corporation is set forth below. For an explanation of the significant differences between the NYSE’s corporate governance standards and Sony’s corporate governance practices, refer to “Item 16G. Corporate Governance.”

Board of Directors

(1) Members: 10 Directors including 8 outside Directors (as of the date of this report)

Name	Position

Kenichiro Yoshida	Director

Hiroki Totoki	Director

Yoshihiko Hatanaka	Chair of the Board Outside Director

Wendy Becker	Vice Chair of the Board Outside Director

Sakie Akiyama	Outside Director

Keiko Kishigami	Outside Director

Joseph A. Kraft Jr.	Outside Director

Neil Hunt	Outside Director

William Morrow	Outside Director

Shingo Konomoto	Outside Director

* Sony Group Corporation has proposed “To elect 11 Directors” as an agenda item for the Ordinary General Meeting of Shareholders to be held on June 24, 2025. If the proposal is approved, the Board will consist of the following 11 members. Wendy Becker is expected to be appointed as the Chair of the Board at a meeting of the Board immediately following the closing of the Ordinary General Meeting of Shareholders.

Expected members after the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 24, 2025: 11 Directors including 9 outside Directors

Name	Position

Kenichiro Yoshida	Director

Hiroki Totoki	Director

Wendy Becker	Chair of the Board Outside Director

Keiko Kishigami	Outside Director

Joseph A. Kraft Jr.	Outside Director

Neil Hunt	Outside Director

William Morrow	Outside Director

Shingo Konomoto	Outside Director

Yoriko Goto	Outside Director

Nora Denzel	Outside Director

Masayuki Hyodo	Outside Director

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

(4) Qualifications for Directors and Limitation of Re-election

The qualifications for Directors of Sony Group Corporation under the Board Charter are generally as summarized below. As of the date of this report, all Directors satisfy the qualifications for Directors as set forth below, and all outside Directors satisfy the additional qualifications for outside Directors and are also qualified and designated as Independent Directors under the Securities Listing Regulations of the TSE. It is expected that all Director candidates who will be appointed at the Ordinary General Meeting of Shareholders to be held on June 24, 2025 satisfy the qualifications for Directors as set forth below, and that all outside Director candidates satisfy the additional qualifications for outside Directors and are also qualified and designated as Independent Directors under the Securities Listing Regulations of the TSE.

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

For additional requirements for outside Directors under the Companies Act, refer to “Item 16G. Corporate Governance”.

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

(5) Matters related to Outside Directors

Sony Group Corporation expects that each outside Director plays an important role in ensuring proper business decisions by Sony and effective input and oversight by the Board through actively exchanging opinions and having discussions about Sony’s business based on his or her various and broad experience, knowledge and expertise. Considering these expectations, the policy and procedures on the election of Director candidates, including independent outside Director candidates, are set forth as described above. As of the date of this report, the Board has 10 Directors, eight of whom are outside Directors. The Chair and Vice Chair of the Board, as well as all members of the Nominating Committee, the Compensation Committee and the Audit Committee are outside Directors. After the closing of the Ordinary General Meeting of Shareholders to be held on June 24, 2025, it is expected that the Board will have 11 Directors, nine of whom will be outside Directors, that the Chair of the Board will be an outside Director; and that all members of the Nominating Committee, the Compensation Committee and the Audit Committee will be outside Directors.

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

(ii)

In a case where an outside Director is re-elected as an outside Director of the company and re-assumes his/her office as such on the expiration of the term of his/her office as an outside Director of the company, the liability limitation agreement shall continue to be effective after the re-election and re-assumption without any action or formality.

In addition, Sony Group Corporation has a directors and officers liability insurance policy covering all Directors as insured parties. For an outline of the directors and officers liability insurance policy, refer to “Outline of the Terms of Executives Liability Insurance Policy”.

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

Nominating Committee

(1)	Members: 3 outside Directors (as of the date of this report)

Name	Position

Yoshihiko Hatanaka	Chair of the Nominating Committee (Outside Director)

Wendy Becker	Nominating Committee Member (Outside Director)

Joseph A. Kraft Jr.	Nominating Committee Member (Outside Director)

* It is expected that members of the Nominating Committee will be appointed as follows at a meeting of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 24, 2025.

Members after the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 24, 2025: 3 outside Directors

Name	Position

Wendy Becker	Chair of the Nominating Committee (Outside Director)

Joseph A. Kraft Jr.	Nominating Committee Member (Outside Director)

Masayuki Hyodo	Nominating Committee Member (Outside Director)

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

(3) Policy Regarding Composition of the Nominating Committee

Under the Companies Act, the Nominating Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. Also, under the Board Charter, the chair is to be selected from among the outside Directors. In determining whether to appoint or remove a member of the Nominating Committee, continuity of the Nominating Committee shall be duly taken into account. After the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 24, 2025, the Nominating Committee is expected to consist of three outside Directors.

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

(1) Members: 3 outside Directors (as of the date of this report)

Name	Position

Joseph A. Kraft Jr.	Chair of the Audit Committee (Outside Director)

Keiko Kishigami	Audit Committee Member (Outside Director)

Shingo Konomoto	Audit Committee Member (Outside Director)

* It is expected that members of the Audit Committee will be appointed as follows at a meeting of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 24, 2025.

Members after the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 24, 2025: 4 outside Directors

Name	Position

Joseph A. Kraft Jr.	Chair of the Audit Committee (Outside Director)

Keiko Kishigami	Audit Committee Member (Outside Director)

Shingo Konomoto	Audit Committee Member (Outside Director)

Yoriko Goto	Audit Committee Member (Outside Director)

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

Moreover, at least one Audit Committee Member shall meet the audit committee financial expert requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Group Corporation. The Board makes a determination on whether or not such Audit Committee Members meet these requirements. As of the date of this report, Keiko Kishigami is an “audit committee financial expert” within the meaning of Item 16A of Form 20-F under the Exchange Act, as amended. After the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 24, 2025, the Audit Committee is expected to consist of four outside Directors, two of whom (Keiko Kishigami and Ms. Yoriko Goto) are expected to be “audit committee financial experts.” Both Kishigami Keiko and Ms. Yoriko Goto have auditing experience across various companies in Japan and overseas, as well as expertise on internal controls and considerable knowledge of finance and accounting.

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

(1) Members: 3 outside Directors (as of the date of this report)

Name	Position

Wendy Becker	Chair of the Compensation Committee (Outside Director)

Sakie Akiyama	Compensation Committee Member (Outside Director)

William Morrow	Compensation Committee Member (Outside Director)

* It is expected that members of the Compensation Committee will be appointed as follows at a meeting of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 24, 2025.

Members after the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 24, 2025: 3 outside Directors

Name	Position

William Morrow	Chair of the Compensation Committee (Outside Director)

Nora Denzel	Compensation Committee Member (Outside Director)

Masayuki Hyodo	Compensation Committee Member (Outside Director)

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

For the basic policy regarding remuneration for Directors and Corporate Executive Officers, refer to “Compensation” in Item 6.B.

(3) Policy Regarding Composition of the Compensation Committee

Under the Companies Act, the Compensation Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. In addition, under the Board Charter, a Director who is a CEO, a Chief Operating Officer (“COO”) or a Chief Financial Officer (“CFO”) of Sony Group Corporation or who holds any equivalent position shall not be a member of the Compensation Committee. In determining whether to appoint or remove a member of the Compensation Committee, continuity of the Compensation Committee shall be duly taken into account. After the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 24, 2025, the Compensation Committee is expected to be comprised of three outside Directors.

Senior Executives (Corporate Executive Officer and Business CEO)

(1) Total number of Senior Executives: 15 (including 6 Corporate Executive Officers) (as of the date of this report)

(2) Purpose/Authority

The primary roles of Senior Executives are to determine and execute Sony’s business activities in accordance with their roles and responsibilities determined by the Board.

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

Other Officers (Corporate Executives)

(1) Total number of other officers: 8 (as of the date of this report)

(2) Purpose/Authority

The primary roles of other officers are to carry out their assignments within designated areas, such as headquarters functions and/or R&D, in accordance with the fundamental policies determined by the Board and Senior Executives.

Outline of the Terms of Executives Liability Insurance Policy

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

Support for Activities of Directors, the Board and the Committees

Sony Group Corporation engages in various activities to enhance the oversight function of the Board over management’s operation of Sony’s business as follows:

(1) Outside Director Initiatives

The Chair of the Board, who is an outside Director, leads the Board’s activities and secures the appropriate cooperation, communication and arrangement among outside Directors and Senior Executives. As an example of such initiatives, outside Directors’ meetings have been held, generally on the same day as each Board Meeting, for the purpose of exchanging information and sharing information with respect to recognized issues among outside Directors. The Board also conducted Directors’ strategic workshops with management, business site visits by Directors, and meetings with the Chair of the Board and the CEO. All of these activities were aimed at securing better understanding by outside Directors of Sony’s business and management’s challenges and encouraging strategic discussions among Directors. At a workshop held over two days in December 2024, through direct dialogue with the management team of Sony Group Corporation including the CEOs of each business segment, the Directors exchanged opinions about the business environment and challenges surrounding each business, as well as strategies to address them. At the workshop, Directors also intensively discussed Sony Group’s mid- to long-term strategies and challenges, including the development of new businesses. In March 2025, the outside Directors visited the offices of SMEJ, CloverWorks Inc., an animation production subsidiary of SMEJ, and the Ginza Sony Park to observe creative production sites and exhibition spaces, and exchanged opinions with the management of the Music and animation businesses.

(2) Secretariat Offices for the Board and each Committee

The company has established secretariat offices of the Board and each Committee to support the activities of the members and encourage constructive and proactive discussion at the meetings of the Board and each Committee. Each secretariat office endeavors to distribute necessary materials for the meetings in advance and to provide other information such as accounting information, organizational charts, press releases, external analyst reports and credit rating reports, as appropriate. Each secretariat office explains the meeting agenda to the members and provides them with presentation materials in advance of each meeting date and facilitates deliberation in separate meetings or briefing sessions depending on the nature of matters to be discussed. Each secretariat office also provides the absent members with a follow up briefing, as appropriate. In addition, under supervision by the Chairs of the Board and each Committee, each secretariat office shares the annual schedule of the meetings and anticipated agenda items in advance with the members in order to appropriately set the frequency of meetings and the number of agenda items to be deliberated at each meeting.

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

Evaluation of the Board and the Committees’ Effectiveness

(1) Policy for Evaluation

Sony Group Corporation believes that it is important to endeavor to improve the effectiveness of the Board and each Committee in order to support Sony’s business operations and enhance the corporate value of Sony. To achieve this goal, Sony Group Corporation conducts evaluations of the effectiveness of the Board and of each Committee (the “Evaluation”) annually, as a general rule.

(2) Recent Evaluation

From February through May 2025, under the leadership of the Chair and Vice Chair of the Board, the Board conducted the Evaluation mainly in respect of Board and Committee activities in the fiscal year ended March 31, 2025 after confirming that actions proposed in response to the results of the previous Evaluation were appropriately taken. The recent Evaluation was conducted with the support of a third-party outside counsel with expertise in Japanese and global corporate governance practices (the “Outside Counsel”) in order to ensure transparency and objectivity and to obtain professional advice.

(3) Procedure of the Recent Evaluation

First, the Board confirmed that the actions proposed to be taken in response to the results of the previous Evaluation were taken, and it discussed and confirmed the proposed procedures for the Evaluation for the fiscal year ended March 31, 2025. Thereafter, the third-party evaluation was conducted by the Outside Counsel in accordance with the following steps:

•	Reviewed relevant material, such as the minutes of Board meetings, and attended a Board meeting;

•	Confirmed with the Board secretariat office and each Committee’s secretariat office how meetings of the Board and Committees were conducted;

•

Gathered responses to a questionnaire from each Director (including the Peer Review*) about the current status and practices of the Board and each Committee, such as the composition of the Board, operation of the Board, commitments of each Director, activities of each Committee and procedures of the previous Evaluation;

•

Interviewed the Chair of the Board, the Vice Chair of the Board and the Chair of each Committee, newly appointed Directors (including the Peer Review*), and some of the Corporate Executive Officers; and

•	Researched other global companies’ practices in Japan and the U.S., and compared them with the company’s practices.

*	Peer Review: A mutual evaluation among Directors. In the fiscal year ended March 31, 2025, it was conducted through a questionnaire and interview of all Directors.

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

(4) Summary of the Results of the Recent Evaluation

Based on the following findings, the Outside Counsel reported that, as assessed in the previous Evaluation, the Board is established and operated in a manner sufficient to be highly evaluated:

•	The results of the questionnaire and interviews show that all Directors rate the effectiveness of the Board, including each Committee, highly.

•	The changeover of the CEO went smoothly, and the process of the changeover was highly evaluated.

•	With the addition of the newly appointed Director, there has been an increase within the Board of market-focused members with top management experience at listed companies.

•	Initiatives to improve effectiveness of the Board continue to be implemented.

•

In terms of the Board’s composition and other various aspects, the Board has characteristics that are highly evaluated in many respects in comparison with the boards of listed companies in the U.S. as well as in Japan.

Following discussion and analysis based on the Outside Counsel’s report, the Board re-affirmed that the Board and each Committee were functioning effectively as of May 2025.

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

•	Monitored the progress of the fifth mid-range plan and long-term growth strategy;

•	Discussed the growth through IP value maximization and the technology platform supporting IP value maximization;

•	Continuously supervised risks related to cybersecurity, economic security and geopolitics; and

•	Continued engagement with external investors.

Internal Control and Governance Framework

At a Board meeting held on April 26, 2006, the Board reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At Board meetings held on May 13, 2009 and April 30, 2015, the Board amended and updated the internal control and governance framework, and as of May 15, 2025, the Board reaffirmed that such framework was in effect and determined to continue to evaluate and improve such framework going forward, as appropriate. These determinations were required by and met the requirements of the Companies Act.

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

Details of Actions Taken by the Board and the Committees

(1) Details of Actions Taken by the Board

During the fiscal year ended March 31, 2025, the Board convened 9 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

Kenichiro Yoshida	9 Times	9 Times (100%)

Hiroki Totoki	9 Times	9 Times (100%)

Yoshihiko Hatanaka	9 Times	9 Times (100%)

Wendy Becker	9 Times	9 Times (100%)

Sakie Akiyama	9 Times	9 Times (100%)

Keiko Kishigami	9 Times	9 Times (100%)

Joseph A. Kraft Jr.	9 Times	9 Times (100%)

Neil Hunt	9 Times	9 Times (100%)

William Morrow	9 Times	9 Times (100%)

Shingo Konomoto*2	8 Times	8 Times (100%)

*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended March 31, 2025.

*2 Because Shingo Konomoto was newly appointed as a Director at the Ordinary General Meeting of Shareholders on June 25, 2024, the numbers of his Meeting Records and Attendance Records differ from those of other outside Directors.

Note: Ms. Toshiko Oka, who retired as a Director in June 2024, attended the one Board meeting held prior to her retirement.

During the fiscal year ended March 31, 2025, the Board discussed a variety of matters, such as a review of Sony’s business performance on a quarterly basis, Sony’s business portfolio including the Partial Spin-off of the Financial Services business, progress and reviews of the results of the fifth mid-range plan, formation of a business plan for the fiscal year ending March 31, 2026, strategically important M&A, the transition to a new management structure, initiatives to maximize IP value across entertainment categories, effectiveness of internal controls (including the ethics and compliance program) and risk management (including cybersecurity risks and geopolitical risks), as well as Sony’s initiatives and strategies related to social changes (including sustainability).

(2) Details of Actions Taken by the Nominating Committee

During the fiscal year ended March 31, 2025, the Nominating Committee convened 7 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

Yoshihiko Hatanaka	7 Times	7 Times (100%)

Wendy Becker	7 Times	7 Times (100%)

Joseph A. Kraft Jr.	7 Times	7 Times (100%)

*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended March 31, 2025.

Note: Ms. Toshiko Oka, who retired as a member of the Nominating Committee in June 2024, attended the one Nominating Committee meeting held prior to her retirement.

During the fiscal year ended March 31, 2025, the matters given consideration by the Nominating Committee included policies on selecting outside Director candidates, exploring Director prospects, and CEO succession. In addition, the Nominating Committee assessed succession plans for Senior Executives with key management responsibilities for individual business units and headquarters functions, based on management, including CEO, reports. With respect to the selection of candidates for outside Directors, as a priority item for the current fiscal year, the Nominating Committee confirmed the policy that candidates for outside Directors should be selected from persons who have experience as CEOs or as business unit leaders or equivalent positions at global companies, and persons who have considerable expertise and professional experience in finance and accounting, and the Nominating Committee held discussions based on such policy. As a result, three new outside Director candidates were appointed based on this policy. Regarding the appointment of Senior Executives, Kenichiro Yoshida, Representative Corporate Executive Officer, Chairman and CEO (at the time), proposed to the Nominating Committee that Hiroki Totoki, Representative Corporate Executive Officer, President, COO and CFO (at the time), would assume the position of President and CEO, and the Nominating Committee conducted a multifaceted review about the proposal and then concluded that the proposal would contribute to the mid- to long-term enhancement of the Sony Group’s corporate value and agreed to submit it to the Board. In addition, in connection with the CEO transition, the Nominating Committee reviewed and assessed succession plans for Senior Executives with key management responsibilities under the new CEO, Hiroki Totoki.

(3) Details of Actions Taken by the Audit Committee

During the fiscal year ended March 31, 2025, the Audit Committee convened 6 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

Joseph A. Kraft Jr.	6 Times	6 Times (100%)

Keiko Kishigami	6 Times	6 Times (100%)

Shingo Konomoto*2	4 Times	4 Times (100%)

*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended March 31, 2025.

*2 Because Shingo Konomoto was newly appointed as a member of the Audit Committee pursuant to the resolution at the Board held on June 25, 2024, the numbers of his Meeting Records and Attendance Records differ from those of other members of the Audit Committee.

Note: Ms. Toshiko Oka, who retired as a member of the Audit Committee in June 2024, attended the two Audit Committee meetings held prior to her retirement.

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

The priority audit items for the fiscal year ended March 31, 2025 were disclosure of non-financial information, risk management, and subsidiary management. Through audit activities conducted in cooperation with the internal audit division and the divisions of the Sony Group responsible for internal control, the following audit activities were conducted.

i)	Disclosure of non-financial information

The Audit Committee received reports regarding the latest updates in Japan and other countries regarding the disclosure and assurance of non-financial information, such as climate change, from the internal control department, and confirmed that the steps regarding sustainability issues were steadily taken amid changing environments. The Audit Committee also discussed with the independent auditors relevant disclosure and assurance standard trends.

ii)	Risk management

In addition to confirming during the above-mentioned interviews with Senior Executives and other officers regarding Sony’s overall risk management, including Sony’s internal structure and challenges related to information security and anti-fraud, the Audit Committee received the reports from the internal control department and discussed ways to enhance continuous responsiveness.

iii)	Subsidiary management

The Audit Committee received the reports regarding the audit activities of certain subsidiaries from the heads of the internal audit departments of each business segment and held discussions on them. Specifically, the Committee discussed with them the audit status and challenges of recently acquired subsidiaries. The Committee also had discussions with SFGI regarding preparations for the Partial Spin-off of the Financial Services business, the strengthening of its governance system and mid- to long-term business challenges. The Committee received the reports from the independent auditor on its audit plan, progress, and the results of the audit of Sony’s consolidated subsidiaries.

(4) Details of Actions Taken by the Compensation Committee

During the fiscal year ended March 31, 2025, the Compensation Committee convened 5 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

Wendy Becker	5 Times	5 Times (100%)

Sakie Akiyama	5 Times	5 Times (100%)

William Morrow	5 Times	5 Times (100%)

*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended March 31, 2025.

The specific matters given consideration by the Compensation Committee included the Corporation’s policy regarding the determination of individual remuneration for Directors and Senior Executives, including Corporate Executive Officers, for each fiscal year, and the amount and content of such remuneration. The Committee also considered the total number of stock acquisition rights to be issued for the purpose of granting stock options to Corporate Executive Officers and employees of the Corporation and directors, other officers and employees of the Corporation’s subsidiaries, and other stock-based compensation utilizing shares of the Corporation’s stock such as restricted stock units. In the fiscal year ended March 31, 2025, the Compensation Committee revised the evaluation metrics for remuneration linked to business results in accordance with the financial targets for the fifth mid-range plan. The Committee also discussed and determined the compensation structure and levels under the new management structure effective April 1, 2025. For the fiscal year ending March 31, 2026 and beyond, the Committee conducted a comprehensive review of and discussion on its policy regarding future use of stock-based compensation with consideration of other companies’ trends in Japan and other countries.

D.	Employees

As of March 31, 2025, Sony had approximately 112,300 employees, a decrease of approximately 700 employees from March 31, 2024. During the fiscal year ended March 31, 2025, although there was an increase of employees in the Pictures segment (outside of Japan) due to the expansion of the business, including through mergers and acquisitions, as well as in the Financial Services segment, there was a decrease of employees in the ET&S and G&NS (outside of Japan) segments and All Other (in Japan) mainly due to restructuring, and in the I&SS segment (outside of Japan) mainly due to the closure of a manufacturing site in China. Approximately 7% of the total number of employees were members of labor unions.

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

The following table shows the number of employees of Sony by segment and region as of March 31, 2023, 2024 and 2025.

Number of Employees by Segment and Region

	March 31
	2023	2024	2025
By segment:
G&NS	12,700	12,700	12,100
Music	11,100	11,300	11,300
Pictures	9,100	9,500	11,500
ET&S	38,400	38,700	36,700
I&SS	20,300	19,700	19,200
Financial Services	13,500	13,600	14,300
All Other	2,100	2,000	1,700
Unallocated — Corporate employees	5,800	5,500	5,500
By region:
Japan	56,400	57,200	57,500
Outside of Japan	56,600	55,800	54,800

Total	113,000	113,000	112,300

In addition, the average number of employees for the fiscal years ended March 31, 2023, 2024 and 2025, calculated by averaging the total number of employees at the end of each quarter, was approximately 112,300,113,900 and 113,300 respectively.

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

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2025, negotiations were completed with the International Alliance of Theatrical and Stage Employees (“IATSE”) for three-year terms on the Basic Agreement, the Videotape and Electronic Supplement Agreement, the Art Directors Agreement, its Local Agreements in Los Angeles, its Area Standards Agreement, and its agreement with IATSE Local 52 in New York. Negotiations were also completed with IATSE Local 839 for a three-year agreement covering animators. Negotiations were also completed with the Teamsters for three-year agreements for drivers and Location Managers in Los Angeles and New York, Casting Directors in New York and drivers in Miami. Agreements for three-year terms were reached with the International Brotherhood of Electrical Workers, Local 40, the Southern California District Council of Laborers and its affiliate, Studio Utility Employees, Local 724, the Operative Plasterers and Cement Masons International Association of the United States and Canada, Local 755, and the United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, Local 78. Negotiations were concluded for three-year agreements with the British Columbia Council of Film, the Alliance of Canadian Cinema, Television and Radio Artists and the Director’s Guild of Canada. Negotiations were completed with Communications Workers of America, AFL-CIO (“CWA”) for parking production assistants and parking Coordinators in New York for new four-year agreements. Negotiations are being scheduled with SAG-AFTRA for the Network Code agreement and with IATSE for agreements covering The Animation Guild. Alamo Drafthouse Cinema is in negotiations for collective bargaining agreements with the United Automobile, Aerospace and Agricultural Implementation Workers of America, Local 2,179 covering employees at two theaters in New York and with the CWA covering employees at one theater in Colorado.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership

The total number of shares of Common Stock beneficially owned by Directors and Corporate Executive Officers listed in “Compensation” in “Item 6. Directors, Senior Management and Employees.” (out of whom 14 people own shares) was approximately 0.057% of the total shares outstanding as of March 31, 2025.

During the fiscal year ended March 31, 2025, Sony Group Corporation granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock, to Corporate Executive Officers and employees of Sony Group Corporation as well as directors, officers and employees of its subsidiaries. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony Group Corporation to Directors and Corporate Executive Officers as of March 31, 2025 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights*	Exercise price per share
	(in thousands)
2025	1,670	2,948 yen
2024	1,650	2,589 yen
2023	1,417	2,278 yen
2022	1,400	2,870 yen
2021	1,250	1,848 yen
2020	600	1,341 yen
2019	920	1,288 yen
2018	130	1,047 yen
2017	195	673 yen
2016	0	681 yen

* Total numbers of shares subject to stock acquisition rights and the exercise prices per share of stock acquisition rights granted from the fiscal year ended March 31, 2016 to the fiscal year March 31, 2024 are figures taking into account the five-for-one stock split effective October 1, 2024.

Regarding the above compensation plans, refer to Note 21 of the consolidated financial statements.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2025, there were 6,149,810,645 shares of Common Stock outstanding, including 124,808,350 shares of treasury stock. Out of the total outstanding shares, 525,653,415 shares were in the form of ADRs and 1,170,784,178 shares were held of record in the form of Common Stock by residents in the U.S. As of March 31, 2025, the number of registered ADR holders was 4,399 and the number of registered holders of Common Stock in the U.S. was 420.

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

Date of Report*	Reported entities	Reported number of direct or indirect owned and deemed owned shares**	Reported percentage of direct or indirect owned and deemed owned shares**
October 6, 2020	Nomura Asset Management Co., Ltd. and 3 Joint Holders	63,156,882	5.01
September 5, 2024	Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	74,698,324	5.98
December 5, 2024	BlackRock Japan Co., Ltd. and 11 Joint Holders	532,553,589	8.53

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

Refer to Note 31 of the consolidated financial statements for account balances and transactions with associates and joint ventures accounted for under the equity method.

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

A fiscal year-end dividend of 10 yen per share of Common Stock was approved at the Board of Directors meeting held on May 14, 2025 and the payment of such dividend started on June 2, 2025. Sony Group Corporation has already paid an interim dividend for Common Stock of 10 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2025 is 20 yen.

Sony Group Corporation conducted a five-for-one stock split of Common Stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for dividend per share are based on a number of shares taking into account the stock split.

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

Sony Group Corporation’s ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970. As of April 1, 2021, the ticker symbol changed from “SNE” to “SONY.” Sony Group Corporation’s ADRs were issued and exchanged by Citibank, N.A., as the Depositary until March 31, 2025. From April 1, 2025, Sony Group Corporation’s ADRs are issued and exchanged by JPMorgan Chase Bank, N.A..

B.	Plan of Distribution

Not Applicable

C.	Markets

Refer to “Offer and Listing Details” in Item 9.A.

D.	Selling Shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expenses of the Issue

Not Applicable

Item 10.	Additional Information

A.	Share Capital

Sony Group Corporation conducted a five-for-one stock split of Common Stock effective October 1, 2024, with a record date of September 30, 2024. Sony Group Corporation conducted the stock split and lowered the amount per an investment unit for the purpose of making it easier for investors to invest and expanding the investor base.

Sony Group Corporation amended its Articles of Incorporation to increase the total number of shares authorized to be issued by Sony Group Corporation from 3.6 billion to 18.0 billion, in accordance with Article 184, Paragraph 2 of the Companies Act of Japan, effective on October 1, 2024, which was the effective date of the stock split.

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

Under the Companies Act and the Book-entry Transfer Act, in order to assert shareholders’ rights against Sony Group Corporation, a shareholder of shares must have its name and address registered in Sony Group Corporation’s register of shareholders. Under the central book-entry transfer system operated by JASDEC, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act or Sony Group Corporation’s Share Handling Regulations, including their names and addresses, and the registration on Sony Group Corporation’s register of shareholders is updated upon receipt by Sony Group Corporation of necessary information from JASDEC (as described in “(Record date)”). On the other hand, in order to assert, against Sony Group Corporation, shareholders’ rights to which shareholders are entitled, regardless of whether such shareholder held shares on the requisite record date, such as minority shareholders’ rights, including the right to propose a matter to be considered at a General Meeting of Shareholders, except for shareholders’ rights to request that Sony Group Corporation purchase or sell shares constituting less than a full unit (as described in “(Unit share system)”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information, including the name and address of such shareholder, to Sony Group Corporation.

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

(Authorized capital)

Under the Articles of Incorporation of Sony Group Corporation, Sony Group Corporation may only issue shares of Common Stock. Sony Group Corporation’s Articles of Incorporation provide that the total number of shares authorized to be issued by Sony Group Corporation is 18 billion shares.

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

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock held by each shareholder. A resolution of the Board of Directors or a General Meeting of Shareholders authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, Sony Group Corporation may, pursuant to a resolution of the Board of Directors or (as the case may be) a General Meeting of Shareholders, grant a right to the shareholders to require Sony Group Corporation to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a General Meeting of Shareholders, subject to certain exceptions under special laws and regulations (refer to “(Voting rights)” with respect to a “special resolution”).

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

As Sony Group Corporation has become a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), Sony Group Corporation must further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

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

(Issue of additional shares and pre-emptive rights)

Holders of Sony Group Corporation’s shares of capital stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued, or existing shares held by Sony Group Corporation as treasury stock may be transferred, at such times and upon such terms as the Board of Directors or the CEO determines, subject to the limitations as to the offering of new shares or transfer of existing shares held by Sony Group Corporation as treasury stock at a “specially favorable” price mentioned under “(Voting rights)” above.

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

The FEFTA and its related cabinet orders and ministerial ordinances (collectively, the “Foreign Exchange Regulations”) govern certain aspects relating to the acquisition and holding of shares of capital stock and voting rights of Sony Group Corporation by “exchange non-residents” and by “foreign investors” (as these terms are defined below). The Foreign Exchange Regulations also apply to the acquisition and holding of ADSs and the exercise of voting rights by holders of ADSs who are “foreign investors” that constitute an “inward direct investment” (as defined below).

Capital Transaction

Except as described below with respect to an “inward direct investment” by a “foreign investor,” the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell shares of a Japanese listed corporation outside Japan using currencies other than Japanese yen.

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

However, if a foreign investor is seeking to acquire shares or voting rights of a Japanese listed corporation or the authority to exercise, either directly or through instructions, voting rights held by other shareholders and such acquisition would constitute an “inward direct investment,” such foreign investor may be eligible for the exemptions if certain conditions are met. In the case of an acquisition of shares or voting rights or the authority to exercise, either directly or through instructions, voting rights of a Japanese listed corporation that is engaged in a Designated Business other than certain Designated Business designated by the Foreign Exchange Regulations as a core sector business (the “Core Sector Designated Businesses”), the foreign investor may be exempted from the prior notification requirement if such foreign investor complies with the following conditions (the “Exemption Conditions”):

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

Notwithstanding the above, if a foreign investor falls under a category of disqualified investors designated by the Foreign Exchange Regulations (including (a) investors who have been sanctioned during the previous five years due to violations of the FEFTA, (b) foreign governments, etc. (as prescribed in the Foreign Exchange Regulations) and (c) certain investors that are owned by, or have a certain other relationship with, foreign governments, etc. that are not otherwise accredited by the Minister of Finance), in no event may such foreign investor be eligible for the exemptions described above. On the other hand, if a foreign investor, excluding the disqualified investors described in the foregoing sentence, falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations) and complies with the Exemption Conditions, such foreign investor may be eligible for the exemptions described above, even if the acquisition results in such foreign investor directly or indirectly holding 10% or more of the total number of issued shares or voting rights of the corporation engaged in the Core Sector Designated Businesses.

Pursuant to the amendments to the Foreign Exchange Regulations with taking into effect in May 2025, the scope of the above-mentioned disqualified investors, who are not eligible for the exemptions described above, was expanded to include (a) certain foreign investors who have obligations to cooperate with foreign governments, etc. in collecting information pursuant to agreements with foreign governments, etc. or foreign laws and regulations and (b) certain investors who are owned by, or who have a certain other relationship with, the foreign investors set forth in (a) (collectively, the “Specified Foreign Investors”) that are not otherwise accredited by the Minister of Finance. In addition, the exemption from the prior notification requirement was amended not to be applicable to the case where a foreign investor equivalent to the Specified Foreign Investor (the “Quasi-Specified Foreign Investors”) (as prescribed in the Foreign Exchange Regulations), which includes a foreign investor (i) whose managerial decisions are made substantially by the foreign investors set forth in (a), (ii) whose managerial decisions are made in a country other than the country of incorporation and affected by laws and regulations, etc. imposing obligations to cooperate with foreign governments, etc. in collecting information or (iii) who has obligations to disclose information to cooperate with foreign governments, etc. pursuant to agreements with the Specified Foreign Investors or the foreign investor set forth in this (iii), and that seeks to acquire shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation (the “Designated Core Business Entity”) which is engaged in the Core Sector Designated Businesses and also falls under the “Specified Essential Infrastructure Service Providers” as defined in the Economic Security Promotion Act, even if the foreign investor, (x) as a result of an acquisition of such shares or voting rights, including the authority to exercise, either directly or through instructions, voting rights owned by others, of such listed corporation, together with parties that have a special relationship with that foreign investor, holds or has authority to exercise less than 10% of the total issued shares or voting rights of such listed corporation, or (y) falls under a category of certain foreign financial institutions (as prescribed in the Foreign Exchange Regulations) set forth in the preceding paragraph. Further, the Exemption Conditions, which must be complied with for a foreign investor to be exempted from the prior notification requirement, were amended to include the following two additional conditions set forth in items (i) and (ii) below, when they apply to the case of an acquisition by a Quasi-Specified Foreign Investor of shares or voting rights, including authority to exercise, either directly or through instructions, voting rights owned by others, of a listed corporation which is engaged in the Core Sector Designated Businesses but is not the Designated Core Business Entity, as a result of which acquisition, together with parties that have a special relationship with that Quasi-Specified Foreign Investor, such Quasi-Specified Foreign Investor holds or has authority to exercise less than 10% of the total issued shares or voting rights of the above mentioned corporation:

(i)

the foreign investor will not access non-public information in relation to the Core Sector Designated Businesses of such corporation, or take certain other actions that may lead to the leak of such non-public information (as prescribed in the Foreign Exchange Regulations); and

(ii)

the foreign investor will not work, or cause its closely-related persons (prescribed in the Foreign Exchange Regulations) to work in relation to the Core Sector Designated Businesses of such corporation, as an employee for such corporation and will not solicit any officers or employees of such corporation to work for the foreign investor or any third party.

For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed corporations into the following categories: (i) corporations engaged only in businesses other than the Designated Businesses, (ii) corporations engaged in Designated Businesses other than Core Sector Designated Businesses, (iii) corporations engaged in the Core Sector Designated Businesses and (iv) corporations falling into the Designated Core Business Entity. According to the list most recently published by the Minister of Finance, as of June 20, 2025, Sony Group Corporation is classified as category (iii) above.

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

This summary is based upon the representations of the depositary and the assumption that each obligation in the deposit agreement in relation to the ADSs dated as of April 1, 2025, and in any related agreement, will be performed in accordance with its terms.

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

Japanese Tax Considerations with respect to shares of Common Stock and ADSs

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”) who are holders of shares of Common Stock of Sony Group Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Group Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 20, 2025. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Group Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock of Sony Group Corporation will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Group Corporation as determined for U.S. federal income tax purposes. The U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the ADSs or Common Stock will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Group Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Group Corporation’s audited financial statements and relevant market and shareholder data, Sony Group Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its taxable year ended March 31, 2025. In addition, based on Sony Group Corporation’s audited financial statements and Sony Group Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Group Corporation does not anticipate becoming a PFIC for the taxable year ending March 31, 2026. Holders of ADSs and Common Stock of Sony Group Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. Dividends paid by Sony Group Corporation to U.S. corporate holders of ADSs or Common Stock of Sony Group Corporation will not be eligible for the dividends-received deduction.

Subject to generally applicable limitations and special considerations discussed below, a U.S. holder of ADSs or Common Stock of Sony Group Corporation may be entitled to a credit for Japanese tax withheld in accordance with the Treaty from dividends paid by Sony Group Corporation. The applicable limitations include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Japanese tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) properly elects the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Japanese tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Japanese tax on dividends is uncertain and Sony Group Corporation has not determined whether these requirements have been met. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which economic profit, after non-U.S. taxes, is insubstantial. If the Japanese dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Japanese tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. For purposes of the foreign tax credit limitation, dividends will be foreign source income, and will generally constitute “passive” income. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

From April 1, 2025, JPMorgan Chase Bank, N.A. (the “Depositary”) succeeded Citibank, N.A. (the “Prior Depositary”), as the depositary for Sony Group Corporation’s ADSs pursuant to a deposit agreement between Sony Group Corporation, the Depositary, and the holders and beneficial owners of ADSs issued thereunder from time to time (the “Deposit Agreement”) (attached as Exhibit 2.1 to this report). ADS holders (“Holders”) may be required to pay various fees to the Depositary and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid. The following fees may at any time and from time to time be changed by agreement between Sony Group Corporation and the Depositary.

The Depositary may charge, and collect from (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of Sony Group Corporation’s Common Stock, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by Sony Group Corporation, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited property, and (ii) each person surrendering ADSs for withdrawal of Sony Group Corporation’s Common Stock or other deposited property or whose ADSs are cancelled or reduced for any other reason, a fee of up to U.S. $5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge.

(a) Additional Fees, Charges and Expenses by the Depositary. The following additional fees, charges and expenses shall also be incurred by the Holders, by beneficial owners of ADSs, by any party depositing or withdrawing Sony Group Corporation’s Common Stock or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by Sony Group Corporation or an exchange of stock regarding the ADSs or the Sony Group Corporation Common Stock or other deposited property or a distribution of ADSs, whichever is applicable):

(i)	a fee of up to U.S. $0.05 per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the Deposit Agreement,

(ii)

a fee of up to U.S. $0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs) or the net cash proceeds from the public or private sale of any such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the Depositary, Sony Group Corporation and/or any third party (which fee may be assessed against Holders as of a record date set by the Depositary),

(iii)	an aggregate fee of up to U.S. $0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), and

(iv)

an amount for the reimbursement of such charges and expenses as are incurred by the Depositary and/or any of its agents (including, without limitation, the Custodian (as defined in the Deposit Agreement), as well as charges and expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Sony Group Corporation Common Stock or other deposited property, the sale of securities (including, without limitation, deposited property), the delivery of Sony Group Corporation Common Stock or other deposited property or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against Holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge or expense from one or more cash dividends or other cash distributions).

(b) Other Obligations, Fees, Charges and Expenses. Sony Group Corporation will pay all other fees, charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between Sony Group Corporation and the Depositary, except:

(i)	stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares);

(ii)

a transaction fee per cancellation request (including any cancellation request made through SWIFT (Society for Worldwide Interbank Financial Telecommunications), facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page) of www.adr.com (as updated by the Depositary from time to time, “ADR.com”) and any applicable delivery expenses (which are payable by such persons or Holders); and

(iii)

transfer or registration expenses for the registration or transfer of Sony Group Corporation Common Stock and other deposited property on any applicable register in connection with the deposit or withdrawal of Sony Group Corporation Common Stock and other deposited property (which are payable by persons depositing Sony Group Corporation Common Stock or Holders withdrawing Sony Group Corporation Common Stock or other deposited property).

(c) The right of the Depositary to charge and receive payment of fees, charges and expenses as provided above shall survive the termination of the Deposit Agreement. Upon the resignation or removal of the Depositary, such right shall extend for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

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

Holders will receive prior notice of such changes. The Depositary may reimburse Sony Group Corporation for certain expenses incurred by it that are related to the establishment and maintenance of the ADR program upon such terms and conditions as Sony Group Corporation and the Depositary may agree from time to time.

The Depositary may agree to reduce or waive certain fees, charges and expenses to Holders that would normally be charged on ADSs issued to or at the direction of, or otherwise held by, Sony Group Corporation and/or certain Holders and beneficial owners of ADSs and holders and beneficial owners of Sony Group Corporation’s Common Stock.

The Depositary reserves the right to utilize a division, branch or affiliate of the Depositary to direct, manage and/or execute any public and/or private sale of securities hereunder. Such division, branch and/or affiliate may charge the Depositary a fee in connection with such sales, which fee is considered an expense of the Depositary contemplated under the Deposit Agreement.

Direct and Indirect Payments by the Depositary to Sony

The Depositary may make available to Sony Group Corporation a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as Sony Group Corporation and the Depositary may agree from time to time.

The Prior Depositary reimbursed Sony for certain expenses Sony incurred in connection with its ADR program, subject to certain ceilings. These reimbursable expenses included, but were not limited to, legal and accounting fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the fiscal year ended March 31, 2025, such amounts paid by the Prior Depositary to Sony Group Corporation totaled 7,328,184.78 U.S. dollars.

In addition, as part of its service to Sony, the Prior Depositary waived fees in connection with its ADR program, subject to a ceiling. These waived expenses included, but were not limited to, standard costs associated with the administration of the ADR program, associated operating expenses, investor relations advice and access to an internet-based tool used in Sony’s investor relations activities. For the fiscal year ended March 31, 2025, the amount of such indirect payments was estimated to total 5,000 U.S. dollars.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the CEO and CFO, of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of March 31, 2025. Disclosure controls and procedures require that information to be disclosed in the reports Sony Group Corporation files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2025, the disclosure controls and procedures were effective at the reasonable assurance level.

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

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2025 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2025.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Japan LLC, has issued an audit report on the effectiveness of Sony’s internal control over financial reporting as of March 31, 2025, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2025 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Sony Group Corporation’s Board of Directors has determined on June 25, 2024 that Keiko Kishigami qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act, as amended. In addition, she is determined to be independent as defined under the NYSE Corporate Governance Standards. As of the date of this report, it is planned that Keiko Kishigami and Ms. Yoriko Goto will each be determined to qualify as “audit committee financial experts” as defined in Item 16A of Form 20-F under the Exchange Act, as amended, and to be independent, under the NYSE Corporate Governance Standards, at the meeting of the Board of Directors immediately following the closing of the Ordinary General Meeting of Shareholders.

Item 16B.	Code of Ethics

Sony has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, as amended. The code of ethics applies to all directors, officers and employees of Sony. The code of ethics is available at:

https://www.sony.com/en/SonyInfo/csr_report/compliance/code_of_conduct_En.pdf

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2024 and 2025.

	Fiscal year ended March 31
	2024	2025
	Yen in millions
Audit Fees (1)	5,693	6,265
Audit-Related Fees (2)	254	583
Tax Fees (3)	19	—
All Other Fees (4)	47	93

	6,013	6,941

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	Tax fees primarily consist of fees for tax advice.

(4)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony Group Corporation during the fiscal year ended March 31, 2025.

Period	(a) Total number of shares purchased*1	(b) Average price paid per share (yen)*1	(c) Total number of shares purchased as part of publicly announced plans or programs*1,2,3,4,5,6	(d) Maximum number of shares that may yet be purchased under the plans or programs*1,2,3,4,5,6
April 1 — 30, 2024	2,871,655	2,609.14	2,862,000	N/A
May 1 — 31, 2024	1,621,795	2,506.31	1,614,000	146,629,000
June 1 — 30, 2024	15,164,675	2,617.77	15,160,500	133,225,500
July 1 — 31, 2024	17,311,295	2,862.90	17,297,000	114,419,500
August 1 — 31, 2024	24,183,555	2,536.50	24,175,500	90,671,500
September 1 — 30, 2024	15,105,140	2,644.79	15,101,000	76,652,000
October 1 — 31, 2024	13,886,265	2,764.49	13,884,400	61,243,600
November 1 — 30, 2024	6,055,705	2,825.18	6,054,900	N/A
December 1 — 31, 2024	1,686	3,279.63	N/A	N/A
January 1 — 31, 2025	924	3,275.26	N/A	N/A
February 1 — 28, 2025	1,265,270	3,783.09	1,264,500	28,251,000
March 1 — 31, 2025	6,452,060	3,587.88	6,451,300	22,284,200

Total	103,920,025	2,941.08	103,865,100	N/A

Column (a) represents the combined total number of shares purchased during the fiscal year ended March 31, 2025, including both fractional shares purchased from fractional shareholders in accordance with the Companies Act, and shares purchased in accordance with publicly announced plans, as shown in column (c).

Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Group Corporation to purchase such shares at their market value (Refer to “Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2025, Sony Group Corporation purchased 54,925 shares of Common Stock*1 for a total purchase price of 150,432,987 yen upon such requests from holders of shares constituting less than one full unit.

*1 Sony conducted a five-for-one stock split of Common Stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for total number of shares purchased, average price paid per share, and maximum number of shares that may yet be purchased under the plans or programs are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

*2 Sony approved on May 14, 2024 by resolution of the Board of Directors the establishment of the following facility for the repurchase of Common Stock pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation.

•	Total number of shares for repurchase: 150 million shares (maximum) (2.46% of total number of shares issued and outstanding (excluding treasury stock))

•	Total purchase price for repurchase of shares: 250 billion yen (maximum)

•	Period of repurchase: From May 15, 2024 to May 14, 2025

*3 The repurchase of shares of Common Stock based on the approval at the Board of Directors set forth in Note 2 above was completed. The details are as follows.

•	Total number of shares repurchased: 93,287,300 shares

•	Total purchase price for repurchased shares: 249,999,954,148 yen

•	Period of repurchase: May 15, 2024 to November 25, 2024

*4 Sony approved on February 13, 2025 by resolution of the Board of Directors the establishment of the following facility for the repurchase of Common Stock pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation.

•	Total number of shares for repurchase: 30 million shares (maximum) (0.50% of total number of shares issued and outstanding (excluding treasury stock))

•	Total purchase price for repurchase of shares: 50 billion yen (maximum)

•	Period of repurchase: From February 14, 2025 to May 14, 2025

*5 The repurchase of shares of Common Stock based on the approval at the Board of Directors set forth in Note 4 above was completed. The details are as follows.

•	Total number of shares repurchased: 6,921,900 shares

•	Total purchase price for repurchased shares: 22,069,430,250 yen

•	Period of repurchase: February 14, 2025 to April 10, 2025

*6 Sony approved on May 14, 2025 by resolution of the Board of Directors the establishment of the following facility for the repurchase of Common Stock pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation.

•	Total number of shares for repurchase: 100 million shares (maximum) (1.66% of total number of shares issued and outstanding (excluding treasury stock))

•	Total purchase price for repurchase of shares: 250 billion yen (maximum)

•	Period of repurchase: From May 15, 2025 to May 14, 2026

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G.	Corporate Governance

The table below discloses the significant ways in which Sony’s corporate governance practices differ from those required for U.S. companies under the listing standards of the NYSE. As a foreign private issuer listed on the NYSE, Sony Group Corporation is exempt from most of the exchange’s corporate governance standards requirements. For further information on Sony’s corporate governance practices and history, refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees.”

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

Sony Group Corporation’s Board Charter includes a provision requiring that each “outside” director:

(i) Shall not have received directly from Sony Group, during any consecutive 12-month period within the last three years, more than an amount equivalent to 120,000 U.S. dollars, other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); and

(ii) Shall not be an executive director, a corporate executive officer, a general manager or other employee of any company whose aggregate amount of transactions with Sony Group, in any of the last three fiscal years, exceeds the greater of an amount equivalent to 1,000,000 U.S. dollars, or 2% of the annual consolidated sales of such company.

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

As of the date of this report, 8 of the 10 members of Sony Group Corporation’s Board of Directors are qualified as “outside” directors. In addition, all 8 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the TSE. It is expected that 9 of the 11 members of new director candidates who will be appointed at the Ordinary General Meeting of Shareholders to be held on June 24, 2025 will each be qualified as “outside” directors, and will also be qualified and designated as “Independent Directors” under the Securities Listing Regulations of the TSE.

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

Sony Group Corporation’s Audit Committee shall consist of at least three Directors. Under the Companies Act, a majority of its members shall be “outside” Directors, as defined under the Companies Act. In addition, pursuant to the Companies Act, no member of the Committee shall be a Director of the company or any of its subsidiaries who is engaged in the business operations of the company or such subsidiary, as the case may be, or a corporate executive officer of the company or any of its subsidiaries, or an accounting counselor, general manager or other employee of any of such subsidiaries. Sony Group Corporation’s Board Charter also requires each member of the Audit Committee to meet the independence requirements of the applicable U.S. securities laws and regulations, and requires at least one member to meet the audit committee financial expert requirements. As of the date of this report, all the members of Sony Group Corporation’s Audit Committee are also “independent” as defined in the NYSE Corporate Governance Standards, and one member of the Committee is qualified as an audit committee financial expert. It is expected that all the members of the Audit Committee will be determined to be “independent” as defined in the NYSE Corporate Governance Standards, and two members of the Committee will be determined to qualify as audit committee financial experts, at the meeting of the Board of Directors immediately following the closing of the Ordinary General Meeting of Shareholders on June 24, 2025.

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
In the fiscal year ended March 31, 2025, Sony was the victim of several cyberattacks. None of these incidents was assessed to be material, nor did they materially affect Sony’s business strategy, the results of its operations, or its financial condition. However, there can be no guarantee that this will be the case with a future incident. For more information about risks Sony faces from cyberattacks, please refer to “Sony’s brand image, reputation and business may be harmed and Sony may be subject to legal claims if there is a breach or other compromise of Sony’s information security or that of its third-party service providers or business partners.” included in “Risk Factors” in “Item 3.
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

- 12
5
-

Structure and Governance of Sony’s Information Security Program
Sony’s information security program is under the responsibility of a Senior Executive, specifically, the Sony Group Chief Digital Officer (“CDO”), and the Sony Group Global Information Security Officer (“GISO”), who reports to the CDO.
Under the leadership of the CDO and the GISO, and supported by a global information security team that works across the entire Sony Group, Sony implements the cybersecurity risk management and governance frameworks that are described in its policies and standards. Each business segment of Sony has a senior information security leader, called an Executive Information Security Officer (“EISO”), who reports both to the GISO and to the senior management of the particular business unit. The EISOs and their associated teams are responsible for ensuring implementation and operation of the information security program in a way that is tailored to each specific business unit, including as it relates to the assessment and management of cybersecurity risks. The GISO coordinates with the EISOs to monitor the implementation of Sony’s cybersecurity policies and standards.
The current CDO has experience in launching and overseeing the development, technical operation, and business operations of large-scale network products and services at Sony, including overseeing implementation and operation of the information security program. The current GISO has more than 40 years of experience in cybersecurity. Before joining Sony, the GISO served as Deputy Chief Information Officer for Cybersecurity of the U.S. Department of Defense (the Department’s equivalent of a Chief Information Security Officer) and before that, as the Chief Information Assurance Executive at the Defense Information Systems Agency (DISA), an agency of the U.S. Department of Defense.
The Sony Group CEO receives regular reports from the CDO and/or the GISO, additional reports as needed during the response to a cyber incident, and briefings from the CDO and GISO at various times during the year. The head of each Sony business segment also receives regular briefings from the CDO and the GISO, as well as reports and briefings from the business segment EISO.
The Board oversees Sony’s information security risks, significant incidents, policies and key initiatives, including in the following ways. The full Board receives reports from the outside Directors in charge of information security as well as briefings several times a year from the CDO and the GISO, and also engages in discussion of these matters.

•
As of the date of this report, the following two outside Directors oversee Sony’s information security efforts, via monthly meetings and ad-hoc
incident response communications with the CDO and GISO.(*)

-	Joseph A. Kraft Jr., outside Director, serves simultaneously as the Chair of the Audit Committee.

-	Neil Hunt, outside Director, has extensive experience in the development of large-scale information systems, including experience with the management of cybersecurity risks.
* Sony Group Corporation has proposed “To elect 11 Directors” as an agenda item for the Ordinary General Meeting of Shareholders to be held on June 24, 2025. If the proposal is approved, three (3) outside Directors in charge of information security (the current outside Directors Joseph A. Kraft Jr. and Neil Hunt, and a new outside Director, Ms. Nora Denzel) will be appointed at the Board of Directors meeting to be held after the Ordinary General Meeting of Shareholders.

-	Ms. Nora Denzel has wide experience in information technology cultivated at several Silicon Valley-based companies, including experience with the management of cybersecurity risks.

Item 17.	Financial Statements
Not Applicable

Item 18.	Financial Statements
Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended Articles of Incorporation of Sony Group Corporation (English Translation)

1.2

Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2024 (Commission file number 001-06439) filed on June 25, 2024

1.3

Charter of the Board of Directors, as amended (English Translation), incorporated by reference to Exhibit 1.3 of Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2024 (Commission file number 001-06439) filed on June 25, 2024

2.1

Second Further Amended and Restated Deposit Agreement, dated as of April 1, 2025, by and among Sony Group Corporation, JPMorgan Chase Bank, N.A. and holders and beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipt, incorporated by reference to Exhibit 99. A to Sony’s registration statement on Form F-6 (Commission file number 333-285828) filed on March 14, 2025

2.2	Description of Rights of each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934

8.1

Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Group Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2025: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

11.1

Global Policy on Insider Trading Prevention, incorporated by reference to Exhibit 11.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2024 (Commission file number 001-06439) filed on June 25, 2024

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1	Consent of PricewaterhouseCoopers Japan LLC

97.1

Sony Group Corporation Clawback Policy, incorporated by reference to Exhibit 97.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2024 (Commission file number 001-06439) filed on June 25, 2024

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, has been formatted in Inline XBRL

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ LIN TAO

(Signature)
Lin Tao
Chief Financial Officer

Date: June 20, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Sony Group Corporation (Sony Group Kabushiki Kaisha)
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Sony Group Corporation and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for insurance contracts as of April 1, 2023.
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
Subsequent Event
As discussed in Note 33 to the consolidated financial statements, on May 14, 2025, the Company decided to submit a resolution for the execution of a partial spin-off of Sony Financial Group Inc., a wholly-owned subsidiary of the Company, as of October 1, 2025, to the Board in early September 2025.

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
Significant assumptions used in the valuation
of insurance contract liabilities not measured under the premium allocation approach (“PAA”)
As described in Notes 3 and 13 to the consolidated financial statements, insurance contracts that the Company underwrites in the insurance business included in the Financial Services segment, mainly consist of whole life, term life, disease and health insurance, variable life insurance, and individual variable annuity contracts. The insurance contract liabilities related to insurance contracts are recognized in the consolidated statements of financial position. The carrying amount of a group of insurance contracts at each reporting date is the sum of the liability for incurred claims and the liability for remaining coverage. For insurance contracts not measured under the PAA, the liability for remaining coverage comprises fulfillment cash flows and contractual service margin (“CSM”). The fulfillment cash flows are measured at the reporting date using current estimates of future cash flows, discount rates, and risk adjustment for non-financial risk. The mortality rates, morbidity rates, lapse and surrender rates, and discount rates, which are used to measure the estimates of the present value of future cash flows, are significant assumptions for measuring insurance contract liabilities not measured under the PAA. As of March 31, 2025, the insurance contract liabilities not measured under the PAA were 12,745,304 million yen, of which estimates of present value of future cash flows represent 10,413,511 million yen.
The principal considerations for our determination that performing procedures relating to the significant assumptions used in the valuation of the insurance contract liabilities not measured under the PAA is a critical audit matter are (i) management’s significant judgment involved in developing the aforementioned significant assumptions, (ii) which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s significant assumptions, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the insurance contract liabilities not measured under the PAA, including controls over the determination of significant assumptions of mortality rates, morbidity rates, lapse and surrender rates, and discount rates, and controls over the completeness and accuracy of data used by management to develop the significant assumptions, such as past claims, lapses and surrenders, and discount rates. These procedures also included, among others, testing the completeness and accuracy of data used by management to develop the significant assumptions. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the methodology used by management to determine their significant assumptions and the reasonableness of the aforementioned significant assumptions used in the valuation of the insurance contract liabilities not measured under the PAA based on industry knowledge and the Company’s historical experience.
/s/
PricewaterhouseCoopers Japan LLC
Tokyo, Japan
June 20, 2025
We have served as the Company’s auditor since 2006.

F-
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position

		Yen in millions
	Note	March 31, 2024	March 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	27	1,907,113	2,980,956
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 100,551 million yen and 131,544 million yen as of March 31, 2024 and March 31, 2025, respectively)	5, 14	398,153	453,677
Trade and other receivables, and contract assets	5, 22	2,158,196	1,943,184
Inventories	7	1,518,644	1,310,770
Other financial assets	5	125,365	145,192
Other current assets	19	669,335	621,209
Total current assets		6,776,806	7,454,988
Non-current assets:
Investments accounted for using the equity method	8	423,744	347,718
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 2,380,365 million yen and 2,797,194 million yen as of March 31, 2024 and March 31, 2025, respectively)	5, 14	18,939,794	18,736,298
Property, plant and equipment	9	1,522,640	1,513,660
Right-of-use assets	10	503,395	521,685
Goodwill	11	1,487,100	1,508,721
Content assets	11, 27	1,928,113	2,249,048
Other intangible assets	11	615,602	671,212
Deferred tax assets	25	499,550	559,284
Other financial assets	5	897,341	1,164,630
Other non-current assets	19	513,405	565,929
Total non-current assets		27,330,684	27,838,185
Total assets		34,107,490	35,293,173
(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position (Continued)

		Yen in millions
	Note	March 31, 2024	March 31, 2025
LIABILITIES
Current liabilities:
Short-term borrowings	5, 14	1,812,605	1,843,959
Current portion of long-term debt	5, 14	217,711	287,445
Trade and other payables	5	2,064,905	2,100,144
Deposits from customers in the banking business	5	3,670,567	3,981,193
Income taxes payables		152,074	89,485
Participation and residual liabilities in the Pictures segment	18	251,743	236,752
Other financial liabilities	5	116,044	110,689
Other current liabilities	13,19	1,906,396	2,039,121
Total current liabilities		10,192,045	10,688,788
Non-current liabilities:
Long-term debt	5, 14	2,058,117	2,066,842
Defined benefit liabilities	17	247,583	236,941
Deferred tax liabilities	25	166,424	175,228
Insurance contract liabilities	13	12,931,995	12,689,306
Participation and residual liabilities in the Pictures segment	18	206,081	188,919
Other financial liabilities	5	386,761	574,351
Other non-current liabilities	19	162,379	162,647
Total non-current liabilities		16,159,340	16,094,234
Total liabilities		26,351,385	26,783,022
EQUITY
Sony Group Corporation’s stockholders’ equity:	20
Common stock		881,357	881,357
Additional paid-in capital		1,483,410	1,483,527
Retained earnings		6,002,407	6,678,168
Accumulated other comprehensive income		(376,063)	(566,447)
Treasury stock, at cost		(403,934)	(296,860)
Equity attributable to Sony Group Corporation’s stockholders		7,587,177	8,179,745
Noncontrolling interests	27	168,928	330,406
Total equity		7,756,105	8,510,151
Total liabilities and equity		34,107,490	35,293,173
The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Income

		Yen in millions
		Fiscal year ended March 31
	Note	2023	2024	2025
Sales and financial services revenue:
Sales	22	10,095,841	11,260,037	12,034,917
Financial services revenue	5, 13
Insurance revenue		554,570	586,115	622,959
Other financial services revenue		323,962	1,174,616	299,188
Total financial services revenue		878,532	1,760,731	922,147
Total sales and financial services revenue		10,974,373	13,020,768	12,957,064
Costs and expenses:
Cost of sales	7, 17, 23	7,174,723	8,089,317	8,504,810
Selling, general and administrative	17, 23	1,969,170	2,156,156	2,256,829
Financial services expenses	5, 13, 17
Insurance service expenses		382,213	407,206	452,932
Insurance finance expenses (income)		85,399	1,029,700	153,561
Other financial services expenses		96,949	169,464	183,209
Total financial services expenses		564,561	1,606,370	789,702
Other operating (income) expense, net	23	(12,021)	(29,404)	(9,241)
Total costs and expenses		9,696,433	11,822,439	11,542,100
Share of profit (loss) of investments accounted for using the equity method	8	24,449	10,502	(7,801)
Operating income		1,302,389	1,208,831	1,407,163
Financial income	24	31,058	125,597	139,024
Financial expenses	24	58,951	65,766	72,461
Income before income taxes		1,274,496	1,268,662	1,473,726
Income taxes	25	262,723	288,168	313,839
Net income		1,011,773	980,494	1,159,887

Net income attributable to
Sony Group Corporation’s stockholders		1,005,277	970,573	1,141,600
Noncontrolling interests		6,496	9,921	18,287

		Yen
		Fiscal year ended March 31
	Note	2023	2024	2025
Per share data:	26
Net income attributable to Sony Group Corporation’s stockholders
- Basic		162.71	157.66	188.71
- Diluted		161.97	157.14	187.92

The accompanying notes are an integral part of these statements.

F-
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income

		Yen in millions
		Fiscal year ended March 31
	Note	2023	2024	2025
Net income		1,011,773	980,494	1,159,887
Other comprehensive income, net of tax -	20
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		(36,862)	(53,814)	(12,531)
Remeasurement of defined benefit pension plans		18,891	25,875	10,583
Share of other comprehensive income of investments accounted for using the equity method		145	613	(911)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income		(819,192)	(704,636)	(681,515)
Cash flow hedges		12,379	1,352	(4,295)
Insurance finance income (expenses)		727,716	563,396	568,291
Exchange differences on translating foreign operations		178,275	442,406	(79,266)
Share of other comprehensive income of investments accounted for using the equity method		3,554	4,735	(337)
Other		(144)	(283)	(676)
Total other comprehensive income, net of tax		84,762	279,644	(200,657)
Comprehensive income		1,096,535	1,260,138	959,230

Comprehensive income attributable to
Sony Group Corporation’s stockholders		1,087,289	1,247,301	941,030
Noncontrolling interests		9,246	12,837	18,200
The accompanying notes are an integral part of these statements.

F-
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022		880,365	1,461,053	4,170,417	(677,989)	(180,042)	5,653,804	52,778	5,706,582
Comprehensive income:
Net income				1,005,277			1,005,277	6,496	1,011,773
Other comprehensive income, net of tax	20				82,012		82,012	2,750	84,762
Total comprehensive income				1,005,277	82,012		1,087,289	9,246	1,096,535
Transfer to retained earnings				18,593	(18,593)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights			(14)	(1,352)		10,364	8,998		8,998
Conversion of convertible bonds			(2,588)	(13,858)		42,993	26,547		26,547
Compensation expenses related to stock-based compensation transactions			11,064				11,064		11,064
Dividends declared (70.00 yen per share)				(86,635)			(86,635)	(5,980)	(92,615)
Purchase of treasury stock	20					(99,248)	(99,248)		(99,248)
Reissuance of treasury stock			1,242			2,426	3,668		3,668
Transactions with noncontrolling interests shareholders and other			(6,950)				(6,950)	2,569	(4,381)
Balance at March 31, 2023		880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023		880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income				970,573			970,573	9,921	980,494
Other comprehensive income, net of tax	20				276,728		276,728	2,916	279,644
Total comprehensive income				970,573	276,728		1,247,301	12,837	1,260,138
Transfer to retained earnings				38,221	(38,221)		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		992	(1,939)	(144)		19,257	18,166		18,166
Compensation expenses related to stock-based compensation transactions			13,956				13,956		13,956
Dividends declared (80.00 yen per share)				(98,685)			(98,685)	(5,786)	(104,471)
Purchase of treasury stock	20					(202,974)	(202,974)		(202,974)
Reissuance of treasury stock			1,786			3,290	5,076		5,076
Transactions with noncontrolling interests shareholders and other	27		5,800				5,800	103,264	109,064
Balance at March 31, 2024		881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024		881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income				1,141,600			1,141,600	18,287	1,159,887
Other comprehensive income, net of tax	20				(200,570)		(200,570)	(87)	(200,657)
Total comprehensive income				1,141,600	(200,570)		941,030	18,200	959,230
Transfer to retained earnings				(10,186)	10,186		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions			3,008	(1,179)		49,608	51,437		51,437
Compensation expenses related to stock-based compensation transactions			8,575				8,575		8,575
Dividends declared (95.00 yen per share)				(115,312)			(115,312)	(7,704)	(123,016)
Purchase of treasury stock	20					(285,548)	(285,548)		(285,548)
Reissuance of treasury stock			1			4	5		5
Cancellation of treasury stock	20		(3,848)	(339,162)		343,010	-		-
Transactions with noncontrolling interests shareholders and other	27		(7,619)				(7,619)	150,982	143,363
Balance at March 31, 2025		881,357	1,483,527	6,678,168	(566,447)	(296,860)	8,179,745	330,406	8,510,151

The accompanying notes are an integral part of these statements.

F-
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows

		Yen in millions
		Fiscal year ended March 31
	Note	2023	2024	2025
Cash flows from operating activities:
Income before income taxes		1,274,496	1,268,662	1,473,726
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs		1,004,590	1,144,981	1,152,987
Other operating (income) expense, net	23	(12,021)	(29,404)	(9,241)
(Gain) loss on securities, net (other than Financial Services segment)	24	4,469	(73,166)	(75,742)
Share of (profit) loss of investments accounted for using the equity method, net of dividends		(17,696)	(715)	20,741
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets		(70,349)	(243,646)	228,623
(Increase) decrease in inventories		(560,382)	75,641	199,916
Increase in investments and advances in the Financial Services segment		(1,093,792)	(1,748,913)	(824,443)
Increase in content assets	27	(594,547)	(486,183)	(683,388)
Increase (decrease) in trade payables		(107,250)	9,188	136,952
Increase in insurance contract liabilities, net of insurance contract assets	13	330,654	1,370,580	573,749
Increase in deposits from customers in the banking business		300,201	536,688	401,014
Increase (decrease) in borrowings in the life insurance business and the banking business		111,314	(41,516)	66,783
Increase (decrease) in taxes payable other than income taxes, net		4,183	(22,491)	(15,461)
(Increase) decrease in other financial assets and other current assets		5,932	(31,821)	(81,081)
Increase in other financial liabilities and other current liabilities		130,142	19,562	32,768
Income taxes paid	25	(297,881)	(293,997)	(300,529)
Other		(97,372)	(80,237)	24,301
Net cash provided by operating activities		314,691	1,373,213	2,321,675
(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)

		Yen in millions
		Fiscal year ended March 31
	Note	2023	2024	2025
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets		(613,635)	(623,946)	(647,527)
Proceeds from sales of property, plant and equipment and other intangible assets		11,595	11,571	15,486
Payments for investments and advances (other than Financial Services segment)		(191,129)	(95,506)	(98,536)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)		13,548	92,679	46,540
Payments for purchases of businesses and other	27	(283,402)	(199,255)	(294,417)
Proceeds from sales of businesses		1,221	-	-
Other		9,138	(4,429)	48,334
Net cash used in investing activities		(1,052,664)	(818,886)	(930,120)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	14, 27	32,391	(18,370)	(28,585)
Proceeds from issuance of long-term debt	14, 27	361,776	225,176	139,298
Payments of long-term debt	14, 27	(132,198)	(128,150)	(181,085)
Dividends paid		(86,568)	(98,620)	(115,253)
Payments for purchases of treasury stock	20	(99,248)	(202,974)	(285,548)
Capital contribution from non-controlling interests	27	-	-	150,804
Other		8,147	12,229	22,126
Net cash provided by (used in) financing activities		84,300	(210,709)	(298,243)
Effect of exchange rate changes on cash and cash equivalents		84,937	82,595	(19,469)
Net increase (decrease) in cash and cash equivalents		(568,736)	426,213	1,073,843
Cash and cash equivalents at beginning of the fiscal year	27	2,049,636	1,480,900	1,907,113
Cash and cash equivalents at end of the fiscal year	27	1,480,900	1,907,113	2,980,956

The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Index to Notes to Consolidated Financial Statements
Sony Group Corporation and Consolidated Subsidiaries

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements
Sony Group Corporation and Consolidated Subsidiaries

1.	Reporting entity
Sony Group Corporation is a public company domiciled in Japan. Sony Group Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony” or “Sony Group”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets such as network services, home gaming consoles and software, televisions, audio and video recorders and players, still and video cameras, smartphones, and image sensors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music, artists’ live performance and merchandising, the management and licensing of the words and music of songs, and the production and distribution of animation titles and game applications. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television networks and direct-to-consumer
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
®
Standards, SIC
®
Interpretations and IFRIC
®
Interpretations.
Approval of consolidated financial statements
The consolidated financial statements were approved by Hiroki Totoki, President and Chief Executive Officer and Representative Corporate Executive Officer, and Lin Tao, Chief Financial Officer and Corporate Executive Officer, on June 20, 2025.
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

F-1
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Change in accounting policies
Sony adopted the following accounting standards from the fiscal year ended March 31, 2025:
Amendments to IAS 1 “Presentation of Financial Statements”
In January 2020, the International Accounting Standards Board (“IASB”) issued “Classification of Liabilities as Current or
Non-current
(Amendments to IAS 1).” The amendments clarify the right of a company to defer settlement of a liability, which is one of the existing requirements when classifying a liability to current or non-current.
In addition, in October 2022, the IASB issued “A
Non-current
Liability with Covenants (Amendments to IAS 1).” The amendments require companies to disclose information about covenants in order for investors to understand the risk that such non-current
debt with covenants could become repayable within twelve months. Both of these amendments were effective for Sony as of April 1, 2024. The adoption of these amendments has no material impact on Sony’s results of operations and financial position.
Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”
In May 2023, the IASB issued “Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).” These amendments require companies to disclose information about supplier finance arrangements and were effective for Sony as of April 1, 2024. Since the adoption of these amendments only affects disclosures, they have no impact on Sony’s results of operations and financial position.
Change in presentation
Consolidated Statements of Change in Stockholders’ Equity
The presentation of “Exercise of stock acquisition rights and other” and “Stock-based compensation” has been changed to “Stock issued under stock-based compensation transactions” and “Compensation expenses related to stock-based compensation transactions,” respectively, from the fiscal year ended March 31, 2025.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

F-1
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
In the life insurance business, Sony mitigates accounting mismatches by designating certain debt securities to be measured at fair value through profit or loss, consistent with insurance finance income or expenses incurred from certain variable life insurance and individual variable annuity contracts after applying IFRS 17 “Insurance Contracts” (“IFRS 17”).
In the banking business, in relation to some fixed-rate debt securities, Sony utilizes derivatives to hedge the risk arising from the changes in the fair value of the debt securities due to unfavorable fluctuations of interest rates, and mitigates accounting mismatches by designating the debt securities to be measured at fair value through profit or loss.

F-1
7

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

F-1
8

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
Fair value hedges
Changes in the fair value of derivatives that are designated as hedges of the changes in the fair value risk related to the debt securities are recognized in profit or loss. Changes in the fair value of the hedged item attributable to the hedged risk are recorded in profit or loss.
Derivatives not designated as hedges
Changes in the fair value of derivatives not designated as hedges are immediately recognized in profit or loss.
Assessment of hedge effectiveness
When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as cash flow hedges or fair value hedges to specific assets or liabilities in the consolidated statements of financial position or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are designated as hedges have an economic relationship with the hedged item in offsetting changes in fair value or cash flows of hedged items. The effect of credit risk does not dominate the value changes that result from the underlying economic relationship. In addition, the hedge ratio of the hedging relationship is designed to be the same as that resulting from the quantity of the hedged item that Sony actually hedges and the quantity of the hedging instrument that Sony actually uses to hedge that quantity of the hedged item. When it is determined that a derivative no longer has an economic relationship with the hedged item, Sony discontinues hedge accounting.

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
Inventories are measured at the lower of cost or net realizable value. The cost of inventories is determined on the “weighted average cost” basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Insurance contracts that Sony underwrites in the life insurance business, which is included in the Financial Services segment, mainly consist of whole life, term life, disease and health insurance, variable life insurance, and individual variable annuity contracts. Sony classifies certain variable life insurance and individual variable annuity contracts as insurance contracts with direct participation features, if they meet all of the following conditions on initial recognition:

-	the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;

-	Sony expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items; and

-	Sony expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in the fair value of the underlying items.
All other insurance contracts are classified as insurance contracts without direct participation features.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

ii)	Aggregation of insurance contracts
In measuring insurance contracts, Sony aggregates the insurance contracts into groups. Each group of insurance contracts is determined by identifying portfolios of insurance contracts. Each portfolio is comprised of contracts that are subject to similar risks and are managed together, and Sony mainly divides each portfolio by the quarter to which the issue date of the insurance contracts belongs. The portfolios are then classified into one of the following three groups based on the profitability of contracts:

-	any contracts that are onerous on initial recognition;

-	any contracts that, on initial recognition, have no significant possibility of becoming onerous subsequently; and

-	any remaining contracts.

iii)	Recognition and derecognition of insurance contracts
A group of insurance contracts issued by Sony is recognized from the earliest of:

-	the beginning of the coverage period of the group of insurance contracts;

-	when the first payment from the policyholder in the group of insurance contracts becomes due; and

-	when facts and circumstances indicate that the group of insurance contracts is onerous.
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
Sony derecognizes an insurance contract when it is extinguished, i.e., when the obligation specified in the insurance contract expires or is discharged or canceled. When an insurance contract is derecognized, Sony:

-	adjusts the fulfillment cash flows allocated to the group of insurance contracts to eliminate those relating to the derecognized rights and obligations;

-	adjusts the contractual service margin (“CSM”) of the group of insurance contracts for the change in the fulfillment cash flows; and

-	adjusts the number of coverage units expected for the remaining insurance contract services to reflect the number of coverage units derecognized from the group of insurance contracts.

iv)	Contract boundaries
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

-
when an increase in the fulfillment cash flows exceeds the carrying amount of the CSM, the CSM is reduced to zero and the excess is recognized as insurance service expenses and such excess is recorded as a loss component of the liability for the remaining coverage;

-	when the CSM is zero, changes in the fulfillment cash flows adjust the loss component within the liability for remaining coverage with correspondence to insurance service expenses; and

-	the excess of any decrease in the fulfillment cash flows over the loss component reduces the loss component to zero and reinstates the CSM.
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Sony recognizes insurance revenue as it provides insurance contract services. For contracts not measured under the PAA, the insurance revenue relating to services provided for each period represents the total of the changes in the liability for remaining coverage that relate to services for which Sony expects to receive consideration, and primarily comprises the following items:

-	a release of the CSM, measured based on coverage units provided during the current period;

-	changes in the risk adjustment for non-financial risk relating to current services;

-	claims and other insurance service expenses incurred during the current period, measured at the amounts expected at the beginning of the current period; and

-	allocation of the amount of insurance acquisition cash flows in a systematic way based on the passage of time.
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Provisions mainly consist of participation and residual liabilities in the Pictures segment and product warranties. Product warranties are included in other current liabilities in the consolidated statements of financial position.

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

F-2
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

ii)	Product warranties
Sony guarantees delivered products and rendered services for a certain period or term and records product warranties to prepare for such expenses. Product warranties are calculated based upon product sales, estimated probability of failure and estimated cost per claim. The estimates and forecasts used in the calculation of product warranties are reviewed on a periodic basis.

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(14)	Stock-based compensation -

i)	Stock option plan
Sony estimates the cost of stock options at their fair value on the grant date and recognizes the expense over the vesting period with a corresponding increase in equity. The fair value of options granted is calculated using the Black-Scholes model with consideration for terms and conditions of the stock options.

ii)	Restricted stock unit plan
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
These levels are:

Level 1	-	Inputs are unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2	-
Inputs are based on observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

Level 3	-	One or more significant inputs are unobservable.
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
Transfers between levels are deemed to have occurred at the beginning of each reporting period in which the transfers occur.

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

II.	New accounting standards and interpretations not yet adopted
Major new or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements which are not effective and have not yet been adopted by Sony as of March 31, 2025 are as follows:
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”
In May 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and 7).” These amendments were issued to improve the disclosure of information such as investments in equity instruments designated at fair value through other comprehensive income, among other items, and are effective for Sony as of April 1, 2026. They will have no impact on Sony’s results of operations and financial position.
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
The G&NS segment includes the production and sales of digital software and add-on content, the network services businesses and the manufacture and sales of home gaming products. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life
insurance businesses and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment sales and financial services revenue:

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Sales and financial services revenue:
Game & Network Services -
Customers	3,538,533	4,172,994	4,543,571
Intersegment	106,065	94,740	126,473

Total	3,644,598	4,267,734	4,670,044
Music -
Customers	1,364,815	1,594,955	1,820,263
Intersegment	15,817	24,003	22,341

Total	1,380,632	1,618,958	1,842,604
Pictures -
Customers	1,364,887	1,486,717	1,498,534
Intersegment	4,535	6,333	7,410

Total	1,369,422	1,493,050	1,505,944
Entertainment, Technology & Services -
Customers	2,436,739	2,414,946	2,362,838
Intersegment	39,286	38,772	46,437

Total	2,476,025	2,453,718	2,409,275
Imaging & Sensing Solutions -
Customers	1,301,481	1,503,906	1,712,534
Intersegment	100,706	98,832	86,471

Total	1,402,187	1,602,738	1,799,005
Financial Services -
Customers	878,532	1,760,731	922,147
Intersegment	10,550	9,223	9,253

Total	889,082	1,769,954	931,400
All Other -
Customers	72,338	75,784	82,477
Intersegment	15,285	13,586	13,856

Total	87,623	89,370	96,333
Corporate and elimination	(275,196)	(274,754)	(297,541)

Consolidated total	10,974,373	13,020,768	12,957,064

Note:
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit (loss):

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Operating income (loss):
Game & Network Services	250,006	290,184	414,819
Music	263,107	301,662	357,255
Pictures	119,255	117,702	117,284
Entertainment, Technology & Services	179,461	187,399	190,926
Imaging & Sensing Solutions	212,214	193,541	261,147
Financial Services	318,118	173,576	130,528
All Other	16,849	1,600	(17,996)

Total	1,359,010	1,265,664	1,453,963
Corporate and elimination	(56,621)	(56,833)	(46,800)

Consolidated operating income	1,302,389	1,208,831	1,407,163
Financial income	31,058	125,597	139,024
Financial expenses	(58,951)	(65,766)	(72,461)

Consolidated income before income taxes	1,274,496	1,268,662	1,473,726

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.
Other
significant items:

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	144	922	823
Music	7,063	6,091	4,556
Pictures	515	(173)	(620)
Entertainment, Technology & Services	1,076	777	1,389
Imaging & Sensing Solutions	(1,128)	(4,155)	(1,340)
Financial Services	-	(55)	64
All Other	16,779	7,095	(12,673)

Consolidated total	24,449	10,502	(7,801)

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Depreciation and amortization:
Game & Network Services	87,201	123,065	141,470
Music	67,240	84,576	106,089
Pictures	506,697	541,106	491,713
Entertainment, Technology & Services	97,448	101,676	99,984
Imaging & Sensing Solutions	196,674	247,900	273,026
Financial Services	26,333	27,689	27,399
All Other	4,376	4,830	5,165

Total	985,969	1,130,842	1,144,846
Corporate	18,621	14,139	8,141

Consolidated total	1,004,590	1,144,981	1,152,987

F-
35

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sales to customers by product category:
The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Sales and financial services revenue:
Game & Network Services
Digital Software and Add-on Content	1,523,045	1,934,586	2,290,498
Network Services	464,676	545,537	669,873
Hardware and Others	1,550,812	1,692,871	1,583,200

Total	3,538,533	4,172,994	4,543,571
Music
Recorded Music – Streaming	598,868	709,453	788,772
Recorded Music – Others	286,270	356,646	407,260
Music Publishing	276,665	326,727	379,812
Visual Media and Platform	203,012	202,129	244,419

Total	1,364,815	1,594,955	1,820,263
Pictures
Motion Pictures	464,043	542,044	610,313
Television Productions	536,250	551,035	459,281
Media Networks	364,594	393,638	428,940

Total	1,364,887	1,486,717	1,498,534
Entertainment, Technology & Services
Televisions	733,251	624,264	564,154
Audio and Video	391,608	412,067	391,664
Still and Video Cameras	565,018	643,429	665,144
Mobile Communications	356,771	299,905	279,834
Other	390,091	435,281	462,042

Total	2,436,739	2,414,946	2,362,838
Imaging & Sensing Solutions	1,301,481	1,503,906	1,712,534
Financial Services	878,532	1,760,731	922,147
All Other	72,338	75,784	82,477
Corporate	17,048	10,735	14,700

Consolidated total	10,974,373	13,020,768	12,957,064

In the G&NS segment, Digital Software and
Add-on
Content includes distribution of software titles and
add-on
content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music — Streaming includes the distribution of digital recorded music by streaming; Recorded Music — Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and DTC streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes
Blu-ray
disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

F-3
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Geographic
Information
:
Sales and financial services revenue attributed to countries and areas based on location of external customers for the fiscal years ended March 31, 2023, 2024 and 2025 and non-current
assets (property, plant and equipment, ROU assets, goodwill, content assets and other intangible assets) as of March 31, 2024 and 2025 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Sales and financial services revenue:
Japan	2,126,508	3,027,526	2,244,356
United States	3,401,402	3,751,239	4,127,795
Europe	2,190,311	2,632,963	2,630,934
China	855,437	1,000,907	1,244,115
Asia-Pacific	1,563,414	1,659,776	1,640,582
Other Areas	837,301	948,357	1,069,282

Total	10,974,373	13,020,768	12,957,064

		Yen in millions
		March 31
		2024	2025
Non-current assets (property, plant and equipment, right-of-use assets, goodwill, content assets and other intangible assets):
Japan		2,036,616	2,090,652
United States		2,856,914	2,915,183
Europe		682,007	989,679
China		32,154	27,372
Asia-Pacific		222,398	233,895
Other Areas		226,761	207,545

Total		6,056,850	6,464,326

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Spain and Italy
(2) Asia-Pacific:	India, South Korea, Oceania, Thailand and Malaysia
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada
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
There were no sales or financial services revenue with any single major external customer for the fiscal years ended March 31, 2023, 2024 and 2025.

F-3
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

5.	Financial instruments

(1)	Financial instruments by measurement method
The carrying amount of Sony’s assets and liabilities by measurement method as of March 31, 2024 and 2025 are as follows:

	Yen in millions
	March 31
	2024	2025
Assets:
Financial assets required to be measured at amortized cost (“AC”)
Investments and advances in the Financial Services segment
Debt securities	396,481	521,054
Housing loans in the banking business	3,574,468	3,763,261
Other loans	16,892	21,950
Trade and other receivables*
Trade receivables	2,140,220	1,923,433
Other receivables	5,971	12,364
Other financial assets
Time deposit	48,416	6,179
Security deposit	107,316	150,950
Non-current other receivables in the Pictures segment	155,525	104,943
Other	47,849	70,514
Financial assets required to be measured at fair value through profit or loss (“FVPL”)
Investments and advances in the Financial Services segment
Debt securities	1,295,877	1,394,539
Equity securities	3,210,296	3,740,189
Other financial assets
Debt securities	22,388	20,555
Equity securities	258,939	487,454
Derivative assets	72,423	86,141
Financial assets designated to be measured at FVPL
Investments and advances in the Financial Services segment
Debt securities	1,243,109	893,972
Financial assets required to be measured at fair value through other comprehensive income (“FVOCI”)
Investments and advances in the Financial Services segment
Debt securities	9,593,519	8,849,130
Other financial assets
Debt securities	140	139
Financial assets designated to be measured at FVOCI
Investments and advances in the Financial Services segment
Equity securities	7,305	5,880
Other financial assets
Equity securities	309,710	382,947

Total assets	22,506,844	22,435,594

Current assets	2,669,709	2,534,666
Non-current assets	19,837,135	19,900,928

*	The amounts of trade and other receivables exclude contract assets within trade and other receivables, and contract assets in the consolidated statements of financial position.
Cash and cash equivalents are excluded from the table above. Refer to Note 27.

F-3
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31
	2024	2025
Liabilities:
Financial liabilities required to be measured at AC
Short-term borrowings	1,812,605	1,843,959
Current portion of long-term debt	217,711	287,445
Trade and other payables
Trade payables	1,803,920	1,927,633
Other payables	221,542	123,454
Deposits from customers in the banking business *1	3,845,607	4,243,962
Long-term debt	2,058,117	2,066,842
Deferred consideration *2	107,368	95,942
Investment contract liabilities	60,392	62,772
Other financial liabilities	65,790	79,340
Financial liabilities required to be measured at FVPL
Other financial liabilities
Derivative liabilities	29,287	154,526
Contingent consideration	50,343	25,785
Financial liabilities designated to be measured at FVPL
Other financial liabilities
Redeemable noncontrolling interests	54,028	52,963

Total liabilities	10,326,710	10,964,623

Current liabilities	7,881,832	8,323,430
Non-current liabilities	2,444,878	2,641,193

*1	Deposits from customers in the banking business include the non-current portion that is recorded within other financial liabilities in the consolidated statements of financial position.
*2	Deferred consideration is recorded within other financial liabilities or trade and other payables in the consolidated statements of financial position.

F-3
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Derivatives
Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters, meaning parameters that are actively quoted and can be validated to external sources, including pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes model, which are consistently applied. For derivative products that have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the fair value hierarchy. If significant unobservable inputs are used in the models, such instruments are classified within Level 3.
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
0

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2024 and 2025 is as follows:

	Yen in millions
	March 31, 2024
					Presentation in the consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	423,129	-	423,129	-	-	423,129	-
Japanese local government bonds	-	1,846	-	1,846	-	-	1,846	-
Japanese corporate bonds	-	27,296	20	27,316	-	-	27,296	20
Foreign government bonds	39,363	192,325	-	231,688	-	-	231,688	-
Foreign corporate bonds	-	11,981	2,933	14,914	-	-	11,981	2,933
Investment funds	-	552,017	67,355	619,372	-	-	599,937	19,435
Equity securities	3,451,655	8,146	9,434	3,469,235	-	-	3,210,296	258,939
Derivative assets
Interest rate contracts	-	49,619	-	49,619	-	1,009	-	48,610
Foreign exchange contracts	-	20,425	-	20,425	-	18,774	-	1,651
Equity contracts	-	-	2,379	2,379	-	2,379	-	-
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	1,021,309	-	1,021,309	4,302	-	1,017,007	-
Japanese local government bonds	-	13,945	-	13,945	5,310	-	8,635	-
Japanese corporate bonds	-	3,302	-	3,302	3,302	-	-	-
Foreign government bonds	-	39,472	-	39,472	7,390	-	32,082	-
Foreign corporate bonds	-	159,158	5,923	165,081	49,578	-	115,503	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	7,057,395	-	7,057,395	300	-	7,057,095	-
Japanese local government bonds	-	48,712	-	48,712	550	-	48,162	-
Japanese corporate bonds	-	743,804	138,848	882,652	11,414	-	871,238	-
Foreign government bonds	-	1,221,208	-	1,221,208	-	-	1,221,068	140
Foreign corporate bonds	-	266,362	34,757	301,119	28,363	-	272,756	-
Securitized products	-	60,565	22,008	82,573	-	-	82,573	-
Financial assets designated to be measured at FVOCI
Equity securities	67,834	-	249,181	317,015	-	-	7,305	309,710

Total assets	3,558,852	11,922,016	532,838	16,013,706	110,509	22,162	15,239,597	641,438

					Presentation in the consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	6,450	-	6,450	406	6,044
Foreign exchange contracts	-	17,493	-	17,493	16,297	1,196
Equity contracts	3,428	1,916	-	5,344	5,344	-
Contingent consideration	-	-	50,343	50,343	26,193	24,150
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	54,028	54,028	-	54,028

Total liabilities	3,428	25,859	104,371	133,658	48,240	85,418

F-
41

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2025
					Presentation in the consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	411,764	-	411,764	-	-	411,764	-
Japanese local government bonds	-	1,225	-	1,225	-	-	1,225	-
Japanese corporate bonds	-	19,828	33	19,861	-	-	19,828	33
Foreign government bonds	41,867	179,346	-	221,213	-	-	221,213	-
Foreign corporate bonds	-	24,657	2,849	27,506	-	-	24,657	2,849
Investment funds	-	666,662	66,863	733,525	-	-	715,852	17,673
Equity securities	4,210,845	7,120	9,678	4,227,643	-	-	3,740,189	487,454
Derivative assets
Interest rate contracts	-	65,433	-	65,433	-	493	-	64,940
Foreign exchange contracts	-	15,255	-	15,255	-	13,821	-	1,434
Equity contracts	910	911	2,346	4,167	-	4,167	-	-
Bond contracts	1,286	-	-	1,286	-	1,286	-	-
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	757,357	-	757,357	3,494	-	753,863	-
Japanese local government bonds	-	8,596	-	8,596	8,596	-	-	-
Foreign government bonds	-	50,569	-	50,569	5,639	-	44,930	-
Foreign corporate bonds	-	71,408	6,042	77,450	25,659	-	51,791	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	6,134,141	-	6,134,141	35,000	-	6,099,141	-
Japanese local government bonds	-	71,752	-	71,752	11,055	-	60,697	-
Japanese corporate bonds	-	693,016	111,792	804,808	11,087	-	793,721	-
Foreign government bonds	-	1,315,058	-	1,315,058	4,612	-	1,310,307	139
Foreign corporate bonds	-	353,862	61,068	414,930	29,447	-	385,483	-
Securitized products	-	59,702	48,878	108,580	-	-	108,580	-
Financial assets designated to be measured at FVOCI
Equity securities	86,339	-	302,488	388,827	-	-	5,880	382,947

Total assets	4,341,247	10,907,662	612,037	15,860,946	134,589	19,767	14,749,121	957,469

					Presentation in the consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	15,835	-	15,835	1,016	14,819
Foreign exchange contracts	-	15,778	-	15,778	15,778	-
Equity contracts	514	-	118,606	119,120	514	118,606
Bond contracts	3,793	-	-	3,793	3,793	-
Contingent consideration	-	-	25,785	25,785	11,594	14,191
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	52,963	52,963	10,912	42,051

Total liabilities	4,307	31,613	197,354	233,274	43,607	189,667

Cash and cash equivalents are excluded from the tables above. Refer to Note 27.
Transfers of debt securities from Level 2 to Level 1 were 2,384 million yen and 2,557 million yen for the fiscal years ended March 31, 2024 and 2025, respectively, as quoted prices in active markets for certain debt securities became available. Transfers of debt securities from Level 1 to Level 2 were 830 million yen and 2,081 million yen for the fiscal years ended March 31, 2024 and 2025, respectively, as quoted prices in active markets for certain debt securities became unavailable.
Transfers of equity securities from Level 2 to Level 1 were 1,480 million yen for the fiscal year ended March 31, 2025, as quoted prices in active markets for certain equity securities became available. There were no transfers of equity securities from Level 2 to Level 1 for the fiscal year ended March 31, 2024.

F-
42

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Previously, the amount of transfers was calculated by assuming that transfers between levels occurred at the beginning of each quarterly consolidated accounting period. However, beginning in the fiscal year ended March 31, 2025, the calculation of the amount of transfers has been changed to assume that transfers between levels occurred as of April 1 if transfers between levels occur during the interim consolidated accounting period or as of October 1 if they occur after October 1. The amount of transfers between levels for the fiscal year ended March 31, 2024 is calculated in the same way.
The valuation techniques used to measure the fair value of assets and liabilities classified as Level 3, significant unobservable inputs, and their range are as follows:

	Valuation technique(s)	Significant unobservable inputs	Range
			March 31, 2024	March 31, 2025
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	Discounted cash flow	Credit spread	27bp-72bp	53bp-71bp
Securitized products			90bp-170bp	80bp-140bp
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	Option pricing (Black-Scholes)	Volatility	-	47.7%-57.0%
* bp = basis point
The decrease (increase) in fair value is the result of rise (decline) of credit spreads.
For the above assets classified as Level 3, the fair value would not change significantly, if one or more of the significant unobservable inputs were changed to reflect reasonably possible alternative assumptions.
The
changes
in fair value of Level 3 assets and liabilities for the fiscal years ended March 31, 2024 and 2025 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2024
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income * 3	Purchases	Sales and settlements	Transfers to Level 3 *4	Transfers out of Level 3 *4*5	Other	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	38	-	-	20	(18)	-	-	(20)	20
Foreign corporate bonds	3,377	171	-	317	-	-	-	(932)	2,933
Investment funds	60,796	3,781	736	8,677	(6,635)	-	-	-	67,355
Equity securities	6,789	595	1	1,951	(152)	-	-	250	9,434
Derivative assets
Equity contracts	4,692	(2,816)	503	-	-	-	-	-	2,379
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	3,541	642	-	1,740	-	-	-	-	5,923
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	171,622	8	(32,782)	-	-	-	-	-	138,848
Foreign corporate bonds	24,672	1,315	255	29,150	(19,148)	-	(1,487)	-	34,757
Securitized products	40,591	1,483	34	7,905	(24,437)	-	(3,568)	-	22,008
Financial assets designated to be measured at FVOCI
Equity securities	324,028	-	(6,987)	6,342	(73,874)	-	(1,175)	847	249,181
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	51,512	182	6,614	4,363	(12,328)	-	-	-	50,343
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	47,326	(3,396)	5,345	5,294	(541)	-	-	-	54,028

F-
4
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2025
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income * 3	Purchases	Sales and settlements	Transfers to Level 3 *4	Transfers out of Level 3 *4*5	Other *6	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	20	-	-	33	-	-	-	(20)	33
Foreign corporate bonds	2,933	(53)	-	-	(31)	-	-	-	2,849
Investment funds	67,355	2,580	(94)	35,176	(37,968)	-	-	(186)	66,863
Equity securities	9,434	(1,725)	(1)	2,391	(421)	-	-	-	9,678
Derivative assets
Equity contracts	2,379	-	(33)	-	-	-	-	-	2,346
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	5,923	119	-	-	-	-	-	-	6,042
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	138,848	9	(27,065)	-	-	-	-	-	111,792
Foreign corporate bonds	34,757	(939)	(452)	48,023	(17,628)	-	(2,693)	-	61,068
Securitized products	22,008	(1,605)	37	40,906	(12,468)	-	-	-	48,878
Financial assets designated to be measured at FVOCI
Equity securities	249,181	-	(16,430)	7,200	(2,185)	-	(1,699)	66,421	302,488
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	-	121,082	(2,476)	-	-	-	-	-	118,606
Contingent consideration	50,343	(3,013)	(260)	3,101	(24,221)	-	-	(165)	25,785
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	54,028	(610)	(348)	6,199	(6,306)	-	-	-	52,963

*1	For liability items, gains are presented as negative and losses are presented as positive.

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

*4
Previously, the amount of transfers was calculated by assuming that transfers between levels occurred at the beginning of each quarterly consolidated accounting period. However, from the fiscal year ended March 31, 2025, the calculation of the amount of transfers has been changed to assume that transfers between levels occurred as of April 1 if transfers between levels occur during the interim consolidated accounting period or as of October 1 if they occur after October 1. The amount of transfers between levels for the fiscal year ended March 31, 2024 is calculated in the same way.

*5	Certain financial assets were transferred from Level 3 because observable market data became available.

*6	The increase in equity securities designated to be measured at fair value through other comprehensive income is mainly due to a change in the scope of consolidation.

F-
4
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The
changes
in unrealized gains (losses) recognized in net income for Level 3 assets and liabilities held as of March 31, 2024 and 2025 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2024	2025
Assets:
Financial assets required to be measured at FVPL
Debt securities
Foreign corporate bonds	171	(39)
Investment funds	3,887	(1,801)
Equity securities	495	(840)
Derivative assets
Equity contracts	(2,816)	-
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	646	119
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	8	9
Foreign corporate bonds	1,315	(939)
Securitized products	1,509	(1,610)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	-	(121,082)
Contingent consideration	(1,488)	(1,223)
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	3,270	600
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
Equity instruments measured at fair value through other comprehensive income as of March 31, 2024 and 2025 comprise the following:

	Yen in millions
	March 31
	2024	2025
Marketable equity instruments	67,834	86,339
Non-marketable equity instruments	249,181	302,488

Total	317,015	388,827

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Significant marketable equity instruments measured at fair value through other comprehensive income as of March 31, 2024 and 2025 are as follows:

	Yen in millions
	March 31
	2024	2025
KADOKAWA Corporation	7,545	52,951
ANYCOLOR Inc.	8,568	10,815
Bilibili Inc.	29,410	-
The balances of the
non-marketable
instruments measured at fair value through other comprehensive income by major sector categories as of March 31, 2024 and 2025 are as follows:

	Yen in millions
	March 31
	2024	2025
Entertainment *1	187,294	181,000
Manufacturing *2	34,610	91,099
Information technology, Communication and Service *3	24,348	27,987

*1	Major investments included Epic Games, Inc.

*2	Major investments included Nichia Corporation as of March 31, 2024.
Major investments included Japan Advanced Semiconductor Manufacturing, Inc. and Nichia Corporation as of March 31, 2025.

*3	Major investments included Semiconductor Energy Laboratory Co., Ltd.
In order to enhance the efficiency of using assets held effectively, Sony derecognizes equity instruments measured at fair value through other comprehensive income upon the sale of the investment. Information relating to investments derecognized during the fiscal years ended March 31, 2024 and 2025 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2024	2025
Fair value at derecognition	86,265	32,275
Cumulative amount recognized in other comprehensive income, net of tax*	12,326	(29,508)
Dividend received	122	-

*	The cumulative amount recognized in other comprehensive income, net of tax, was transferred to retained earnings upon derecognition of the equity instruments.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Financial instruments measured at amortized cost
The fair values by fair value hierarchy level of certain financial instruments that are measured at amortized cost as of March 31, 2024 and 2025 are summarized as follows:

	Yen in millions
	March 31, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese corporate bonds	-	9,957	-	9,957	9,950
Foreign corporate bonds	-	3,413	-	3,413	3,386
Securitized products	-	-	378,389	378,389	378,736
Other	-	41	4,368	4,409	4,409
Housing loans in the banking business	-	-	3,634,011	3,634,011	3,574,468

Total assets	-	13,411	4,016,768	4,030,179	3,970,949

Liabilities:
Long-term debt including the current portion	-	1,606,340	78,935	1,685,275	1,704,102
Investment contract liabilities	-	59,578	-	59,578	60,392

Total liabilities	-	1,665,918	78,935	1,744,853	1,764,494

	Yen in millions
	March 31, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese local government bonds	-	11,696	-	11,696	11,626
Japanese corporate bonds	-	24,273	-	24,273	24,916
Foreign corporate bonds	-	937	-	937	935
Securitized products	-	-	439,132	439,132	439,281
Other	-	29,820	14,364	44,184	44,296
Housing loans in the banking business	-	-	3,709,148	3,709,148	3,763,261

Total assets	-	66,726	4,162,644	4,229,370	4,284,315

Liabilities:
Long-term debt including the current portion	-	1,621,264	101,632	1,722,896	1,754,817
Investment contract liabilities	-	60,558	-	60,558	62,772

Total liabilities	-	1,681,822	101,632	1,783,454	1,817,589

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
The breakdown of income and expenses related to financial instruments in the Financial Services segment for the fiscal years ended March 31, 2023, 2024 and 2025 is as follows:

	Yen in millions
	March 31, 2023
	Financial instruments required to be measured at FVPL	Financial instruments designated to be measured at FVPL	Financial assets measured at AC	Financial liabilities measured at AC	Debt instruments measured at FVOCI	Equity instruments measured at FVOCI	Total
Income* 1
Net gains (losses) recognized in profit or loss	56,150	(109,480)	14,242	(58,484)	141,189	-	43,617
Total interest income	-	-	38,787	-	184,519	-	223,306
Dividend income	-	-	-	-	-	195	195
Expenses
Total interest expenses	-	-	-	29,867	-	-	29,867
Impairment losses (gains) on financial assets	-	-	144	-	8	-	152

	Yen in millions
	March 31, 2024
	Financial instruments required to be measured at FVPL	Financial instruments designated to be measured at FVPL	Financial assets measured at AC	Financial liabilities measured at AC	Debt instruments measured at FVOCI	Equity instruments measured at FVOCI	Total
Income* 1
Net gains (losses) recognized in profit or loss	857,653	(120,317)	5,279	(105,974)	257,902	-	894,543
Total interest income	-	-	52,060	-	191,209	-	243,269
Dividend income	-	-	-	-	-	459	459
Expenses
Total interest expenses	-	-	-	72,488	-	-	72,488
Impairment losses (gains) on financial assets	-	-	(42)	-	(3)	-	(45)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2025
	Financial instruments required to be measured at FVPL* 2	Financial instruments designated to be measured at FVPL	Financial assets measured at AC	Financial liabilities measured at AC	Debt instruments measured at FVOCI	Equity instruments measured at FVOCI	Total
Income* 1
Net gains (losses) recognized in profit or loss	149,946	(123,876)	12,969	14,830	(48,650)	-	5,219
Total interest income	-	-	59,507	-	203,044	-	262,551
Dividend income	-	-	-	-	-	186	186
Expenses
Total interest expenses	-	-	-	79,366	-	-	79,366
Impairment losses (gains) on financial assets	-	-	(91)	-	17	-	(74)

*1	Income includes investment returns which occurred in the insurance business. Refer to Note 13.
*2
Financial instruments required to be measured at FVPL include the fair value changes attributable to the hedged risks of debt instruments measured at fair value through other comprehensive income designated as the hedged items in fair value hedges.

6.	Financial risk management

(1)	Capital risk
Sony uses Return on Equity (“ROE”) as an indicator for capital risk management.

	March 31
	2024	2025
ROE*	13.7%	14.5%
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

Banking business: Capital adequacy ratio
The banking subsidiary has maintained a capital adequacy ratio required by the Japanese domestic criteria.
Accordingly, lending and borrowing between subsidiaries in the Financial Services segment and the other companies within Sony Group is strictly limited. The carrying amounts of total assets of Sony Financial Group Inc. (“SFGI”) as of March 31, 2024 and 2025 are 20,877,128 million yen and 21,072,828 million yen, respectively. The carrying amounts of total liabilities of SFGI as of March 31, 2024 and 2025 are 19,763,959 million yen and 19,999,916 million yen, respectively.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Price sensitivity analysis
The table below shows the effects on income before income taxes and other comprehensive income (before considering the tax effects) as of March 31, 2024 and 2025 if market prices of marketable equity instruments (e.g., stocks) had decreased by 10%.

	Yen in millions
	March 31
	2024	2025
Income before income taxes	(24,621)	(47,269)
Other comprehensive income (before considering the tax effects)	(6,116)	(8,114)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Liquidity risk
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
Liquidity Management and Market Access
An important financial objective of Sony is to maintain the strength of its financial condition, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans. Sony Group Corporation, Sony Global Treasury Services Plc (“SGTS”), a finance subsidiary in the U.K. and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,246.8 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2025. There were no amounts outstanding under the CP programs as of March 31, 2025. If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 760.7 billion yen in unused committed lines of credit, as of March 31, 2025. Details of those committed lines of credit are: a 350.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid. Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets. However, in the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.
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
Maturity analysis
The following table summarizes Sony’s financial liabilities as of March 31, 2024 and 2025.

	Yen in millions
	March 31, 2024
	Carrying amount	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Deposits from customers in the banking business *1	3,845,607	3,870,349	3,687,051	22,043	11,422	2,728	3,069	144,036
Bonds	544,078	554,986	42,236	112,112	126,786	101,302	80,974	91,576
Borrowings	2,972,629	3,013,803	1,909,097	84,525	259,511	231,829	156,945	371,896
Loan commitments	-	50,965	50,965	-	-	-	-	-
Derivative liabilities *2	29,287	29,557	23,465	1,179	1,178	1,145	953	1,637
Guarantee deposits received	44,864	44,864	31,479	135	9	24	10	13,207
Redeemable noncontrolling interests	54,028	54,389	-	14,794	25,740	99	5,292	8,464

	Yen in millions
	March 31, 2024
	Carrying amount	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years
Lease liabilities	571,726	671,899	106,505	96,090	85,917	68,624	57,850

		5 years to 6 years	6 years to 7 years	7 years to 8 years	8 years to 9 years	9 years to 10 years	10+ years
		51,240	47,630	37,279	29,390	21,954	69,420

*1	Demand deposits are included in the “Within 1 year” category.

*2	Breakdown of net settlements and gross settlements in the derivative liabilities are presented below.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2024
	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Derivative contracts
-Net settled
Paid	28,220	22,128	1,179	1,178	1,145	953	1,637
Derivative contracts
-Gross settled
Received	49,187	49,187	-	-	-	-	-
Paid	50,524	50,524	-	-	-	-	-

	Yen in millions
	March 31, 2025
	Carrying amount	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Deposits from customers in the banking business *1	4,243,962	4,281,915	4,006,600	96,834	11,141	2,692	10,596	154,052
Bonds	664,390	688,245	114,299	128,972	103,488	93,160	162,927	85,399
Borrowings	2,934,386	2,971,250	1,934,886	264,847	233,755	157,629	21,521	358,612
Loan commitments	-	27,564	27,564	-	-	-	-	-
Derivative liabilities *2	154,526	155,095	21,479	121,611	3,173	2,693	2,340	3,799
Guarantee deposits received	45,017	45,017	31,866	100	21	7	6	13,017
Redeemable noncontrolling interests	52,963	53,750	10,912	21,588	4,447	3,405	2,287	11,111

	Yen in millions
	March 31, 2025
	Carrying amount	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years
Lease liabilities	599,470	712,098	115,608	107,197	94,233	75,125	67,715

		5 years to 6 years	6 years to 7 years	7 years to 8 years	8 years to 9 years	9 years to 10 years	10+ years
		52,376	42,763	34,114	25,860	21,529	75,578

*1	Demand deposits are included in the “Within 1 year” category.

*2	Breakdown of net settlements and gross settlements in the derivative liabilities are presented below.

Yen in millions
March 31, 2025
	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Derivative contracts
-Net settled
Paid	155,095	21,479	121,611	3,173	2,693	2,340	3,799
Derivative contracts
-Gross settled
Received	-	-	-	-	-	-	-
Paid	-	-	-	-	-	-	-

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Supplier Finance Arrangements
Sony has entered into supplier finance arrangements with third-party financial institutions for certain transactions with suppliers. Under these arrangements, Sony has obligations to make payments to third-party financial institutions for the same amount as payables based on such transactions with suppliers. Suppliers may receive funds from the third-party financial institutions earlier than the payment due dates. There are no supplier finance arrangements that have a significant impact on liquidity risk.

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

	Yen in millions
	March 31
	2024	2025
U.S. dollar	81,000	143,720
Euro	282	(2,903)

*	Net exposures resulting in a liability are presented as negative and net exposures resulting in an asset are presented as positive.
Sensitivity analysis
The table below shows the effects on the income before income taxes regarding the financial instruments denominated in foreign currencies held by Sony as of March 31, 2024 and 2025 if the Japanese yen had strengthened by 10% against the U.S. dollar or euro. If the Japanese yen had weakened by 10% against the U.S. dollar or euro, there would be an opposite impact on income before income taxes in the same amount. This analysis was performed based on the assumption that all other variables stay the same.

	Yen in millions
	March 31
	2024	2025
U.S. dollar	(8,100)	(14,372)
Euro	(28)	290

(6)	Credit risk
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition, the credit risk inherent in derivative transactions is considered low since Sony enters into derivative transactions only with financial institutions with high creditworthiness or central clearing house counterparties, and such derivative transactions are collateralized.
The Financial Services segment formulates Fundamental Principles for Risk Management and manages risks depending on its subsidiaries’ size, characteristics and business. Risk Management Guidelines in the Financial Services segment establish a detailed framework for risk management, and each of the subsidiaries in the Financial Services segment has developed a framework for risk management on its own depending on the characteristics of financial assets, including issuer credit risk on debt securities, counterparty risks and risks related to loans, including credit screenings, credit limits, the management of credit information, credit ratings, the setting of guarantees or collateral and the handling of problem assets on a case-by-case
basis. Relevant departments of subsidiaries in the Financial Services segment periodically report risk management conditions to their Boards of Directors.
Risk exposure analysis

(a)	Changes in the loss allowances
Trade and other receivables, and contract assets including
non-current
other receivables in the Pictures segment

	Yen in millions
	Lifetime expected credit losses
	Fiscal year ended March 31
	2024	2025
Balance at beginning of the fiscal year	27,534	33,066

Changes due to financial assets recognized at beginning of the fiscal year:

- Financial assets that have been derecognized	(2,018)	(1,843)
New financial assets originated or purchased	9,464	9,408
Write-offs	(5,990)	(11,936)
Changes in models/risk parameters	643	(1,400)
Foreign exchange and other movements	3,433	(448)

Balance at end of the fiscal year	33,066	26,847

Debt Securities

	Yen in millions
	12-month expected credit losses *
	Fiscal year ended March 31
	2024	2025
Balance at beginning of the fiscal year	61	58

Changes due to financial assets recognized at beginning of the fiscal year:
- Financial assets that have been derecognized	(10)	(3)
New financial assets originated or purchased	8	9
Changes in models/risk parameters	(1)	(3)
Foreign exchange and other movements	-	-

Balance at end of the fiscal year	58	61

*
For all debt securities, Sony considers that the credit risk has not increased significantly since initial recognition, and therefore the loss allowance is measured at an amount equal to
12-months
of expected credit losses.

The loss allowances for debt securities are for debt securities measured at fair value through other comprehensive income as of March 31, 2024 and 2025.

F-
55

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Loans

	Yen in millions
	12-month expected credit losses	Lifetime expected credit losses	Total
Balance as of April 1, 2023	313	824	1,137

Changes due to financial assets recognized as of April 1, 2023:
- Transfer to lifetime expected credit losses	(1)	1	-
- Transfer to 12-month expected credit losses	106	(106)	-
- Financial assets that have been derecognized	(24)	(227)	(251)
New financial assets originated or purchased	45	823	869
Changes in models/risk parameters	(162)	187	24
Foreign exchange and other movements	-	-	-

Balance as of March 31, 2024	277	1,502	1,779

Changes due to financial assets recognized as of March 31, 2024:
- Transfer to lifetime expected credit losses	(2)	2	-
- Transfer to 12-month expected credit losses	166	(166)	-
- Financial assets that have been derecognized	(23)	(156)	(179)
New financial assets originated or purchased	32	16	48
Changes in models/risk parameters	(217)	189	(28)
Foreign exchange and other movements	-	-	-

Balance as of March 31, 2025	233	1,387	1,620

Loans that are credit-impaired as of March 31, 2024 and 2025 were not significant.

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
In the Financial Services segment, housing loans have sufficient collateral, which results in no significant loss allowance being recognized. As of March 31, 2024 and 2025, there were no
securities received as collateral for short-term lending transactions which were permitted to be sold or repledged.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(c)	Credit risk exposure by risk rating grades
Credit risk exposure by risk rating grades as of March 31, 2024 and 2025, is as follows:
Trade and other receivables, and contract assets including
non-current
other receivables in the Pictures segment

	Yen in millions
	March 31
	2024	2025
Outstanding receivables by overview period of overdue (Gross carrying amount)
Not past due or due within 30 days	2,224,058	1,972,150
Due over 30 to 90 days	47,942	46,897
Due over 90 days	75,740	56,512

Total	2,347,740	2,075,559

Debt securities
Debt securities held in the Financial Services segment are substantially all composed of investment grade debt securities, and, as a financial instrument subject to IFRS 9 impairment requirements,
12-month
expected losses are recorded.
The following table shows an analysis of the gross carrying amount for debt securities measured at amortized cost or at fair value through other comprehensive income based on a credit rating system in the Financial Services segment, which is primarily a composite of external credit ratings as of March 31, 2024 and 2025.

	Yen in millions
	March 31
	2024	2025
Debt securities by credit ratings (Gross carrying amount)
AAA	659,016	895,392
AA	3,122,639	3,245,007
A	7,111,836	7,052,650
BBB	15,668	27,660
Other	3,004	45,849

Total	10,912,163	11,266,558

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Loans
Loans held in the banking business in the Financial Services segment are regularly reassessed by the credit ratings of debtors, and as a financial instrument subject to IFRS 9 impairment requirements,
12-month
or lifetime expected credit losses are recorded depending on whether or not the credit risk has increased significantly since initial recognition or not.
The following table shows an analysis of the gross carrying amount for loans measured at amortized cost based on credit ratings by debtors in the banking business in the Financial Services segment as of March 31, 2024 and 2025.

	Yen in millions
	March 31, 2024
	Normal*			Other than Normal			Total
	12-month expected credit losses	Lifetime expected credit losses	Sub total	12-month expected credit losses	Lifetime expected credit losses	Sub total
Loans
Housing loans	3,570,142	247	3,570,389	1,998	2,706	4,704	3,575,093
Other	15,755	378	16,133	5	96	101	16,234

Total	3,585,897	625	3,586,522	2,003	2,802	4,805	3,591,327

	Yen in millions
	March 31, 2025
	Normal*			Other than Normal			Total
	12-month expected credit losses	Lifetime expected credit losses	Sub total	12-month expected credit losses	Lifetime expected credit losses	Sub total
Loans
Housing loans	3,758,168	525	3,758,693	2,393	2,661	5,054	3,763,747
Other	20,861	322	21,183	7	84	91	21,274

Total	3,779,029	847	3,779,876	2,400	2,745	5,145	3,785,021

*	Normal is defined as borrowers who have strong results and no particular problems with their financial position.

(d)	Credit risk for debt securities designated to be measured at fair value through profit or loss
The credit risk exposures for debt securities designated to be measured at fair value through profit or loss were 1,243,109 million yen, and 893,972 million yen as of March 31, 2024 and 2025, respectively. The changes in the fair value attributable to the changes in credit risk were a decrease of 969 million yen and
208
million yen for the fiscal years ended March 31, 2024 and 2025, respectively. The cumulative changes were an increase of
1,566
million yen and
 1,357
million yen as of March 31, 2024 and 2025, respectively.

F-5
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(7)	Market risks for the banking business
In the banking business, by formulating and conforming with market risk management policies, Sony manages the risk of loss for when the value of assets and liabilities (including off-balance-sheet
items), and income from assets and liabilities could be adversely affected by changes in various market risk factors, such as interest rates, exchange rates and stock prices. Market risk management policies specify details such as risk management methods and procedures. Based on ALM and risk management policies determined by the banking subsidiary’s Board of Directors, an ALM committee and a risk management committee typically meet once each month to understand and confirm actual conditions and deliberate future measures and risk conditions. On a daily basis, the risk management division maintains an overall understanding of interest, exchange rates and durations of financial assets and liabilities, and monitors Value at Risk (“VaR”), which quantifies the maximum expected loss which could occur during a given holding period and at a given probability, and interest rate sensitivity analysis, and confirms regulatory compliance. Sony also conducts interest rate swaps and other derivative transactions to hedge against interest and exchange rate fluctuation risks. VaR is calculated by the historical method (time period: 250 days, confidence level: 99.0%) and is used for quantitative analysis in managing interest and exchange rate fluctuation risks. The total market risk volume as of March 31, 2024 and 2025 was 18,046 million yen and 32,076 million yen, respectively. VaR is based on the assumption that risk parameters other than interest rates and exchange rates are fixed. In the event that fluctuations exceed the rational forecast band for interest and exchange rates, the risk impact may exceed the amount calculated. The aforementioned market risk management is carried out primarily by the risk management division. The division periodically reports risk management conditions to the banking subsidiary’s Board of Directors and Executive Committee. In addition, the banking subsidiary’s internal audit division conducts audits of the risk management conditions.

7.	Inventories
Inventories are comprised of the following:

	Yen in millions
	March 31
	2024	2025
Finished products	1,028,359	837,759
Work in process	314,020	314,011
Raw materials, purchased components and supplies	176,265	159,000

Inventories	1,518,644	1,310,770

For the fiscal years ended March 31, 2023, 2024 and 2025 the write-downs of inventories were 110,901 million yen, 117,633 million yen and 107,164 million yen, respectively.
For the fiscal years ended March 31, 2023, 2024 and 2025 the amounts of inventories expensed and included in cost of sales were 3,317,553 million yen, 3,635,969 million yen and 3,630,110 million yen, respectively. Included within these amounts for the fiscal years ended March 31, 2023, 2024 and 2025 were employee benefits expenses of 238,133 million yen, 307,041 million yen and 309,934 million yen, respectively, and depreciation and amortization expenses of 189,230 million yen, 287,798 million yen and 335,829 million yen, respectively. Other cost of sales mainly consists of material costs, subcontractor costs and other professional service fees.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

8.	Investments in associates and joint ventures
There are no associates or joint ventures that are individually material to Sony.
The carrying amounts of investments in associates and joint ventures that are not individually material to Sony, as of March 31, 2024 and 2025 are as follows:

	Yen in millions
	March 31
	2024	2025
Investments accounted for using the equity method
Associates	363,611	303,321
Joint ventures	60,133	44,397

Total	423,744	347,718

Sony’s share of comprehensive income, profit or loss and other comprehensive income, of associates and joint ventures that are not individually material to Sony for the fiscal years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Share of profit or loss
Associates	22,637	19,727	19,746
Joint ventures	1,812	(9,225)	(27,547)

Total	24,449	10,502	(7,801)

Share of other comprehensive income
Associates	3,659	5,311	(1,268)
Joint ventures	40	37	20

Total	3,699	5,348	(1,248)

Share of comprehensive income
Associates	26,296	25,038	18,478
Joint ventures	1,852	(9,188)	(27,527)

Total	28,148	15,850	(9,049)

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

F-
60

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

9.	Property, plant and equipment
The changes in property, plant and equipment for the fiscal years ended March 31, 2024 and 2025 are as follows:

	Yen in millions
	Land	Buildings	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2023:
Cost	79,291	921,156	2,202,010	201,299	3,403,756
Accumulated depreciation and impairment losses	(37)	(541,853)	(1,515,838)	(1,164)	(2,058,892)

Carrying amount	79,254	379,303	686,172	200,135	1,344,864

Changes in carrying amount:
Additions	6,068	14,886	100,199	374,735	495,888
Acquisitions through business combinations	-	912	472	12	1,396
Reclassifications	616	76,731	314,967	(394,995)	(2,681)
Disposals or classified as held for sale *1	(2,077)	(2,361)	(3,416)	(1,414)	(9,268)
Depreciation *2	-	(39,781)	(281,807)	-	(321,588)
Impairment losses	-	(76)	(258)	(11)	(345)
Translation adjustment	2,085	15,913	7,366	5,729	31,093
Other	-	(1,744)	(15,032)	57	(16,719)

Total changes	6,692	64,480	122,491	(15,887)	177,776

Balance as of March 31, 2024:
Cost	85,983	1,033,758	2,551,174	185,287	3,856,202
Accumulated depreciation and impairment losses	(37)	(589,975)	(1,742,511)	(1,039)	(2,333,562)

Carrying amount	85,946	443,783	808,663	184,248	1,522,640

Changes in carrying amount:
Additions	2,815	19,701	76,224	248,163	346,903
Acquisitions through business combinations	258	12,511	3,964	1,221	17,954
Reclassifications	371	56,556	213,401	(273,978)	(3,650)
Disposals or classified as held for sale *1	(657)	(1,957)	(5,762)	(984)	(9,360)
Depreciation *2	-	(45,722)	(301,344)	-	(347,066)
Impairment losses	-	(1,154)	(645)	(203)	(2,002)
Translation adjustment	(162)	(2,051)	901	497	(815)
Other	54	(212)	(10,904)	118	(10,944)

Total changes	2,679	37,672	(24,165)	(25,166)	(8,980)

Balance as of March 31, 2025:
Cost	88,662	1,093,460	2,719,283	159,963	4,061,368
Accumulated depreciation and impairment losses	(37)	(612,005)	(1,934,785)	(881)	(2,547,708)

Carrying amount	88,625	481,455	784,498	159,082	1,513,660

*1	An asset or disposal group for which the cash flows are expected to arise principally from sale rather than continuing use is classified to current asset as an asset held for sale.

*2
Depreciation expenses are allocated to the cost of inventory and are recognized in cost of sales as inventory is sold, or are directly recognized in selling, general and administrative expenses and research and development expenditures in the consolidated statements of income, depending on the use of the asset.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

10.	Leases
Sony leases communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets.

(1)	Right-of-use assets as a lessee
The changes in ROU assets for the fiscal years ended March 31, 2024 and 2025 are as follows:

	Yen in millions
	Land	Buildings	Machinery and equipment	Total
Balance as of April 1, 2023:
Carrying amount	15,238	413,063	49,762	478,063

Changes in the carrying amount
Increase due to new lease agreements and remeasurement of lease liabilities	177	73,038	25,179	98,394
Decrease due to termination of lease agreements and remeasurement of lease liabilities	(74)	(10,396)	(467)	(10,937)
Depreciation	(1,169)	(82,576)	(11,097)	(94,842)
Other	643	31,379	695	32,717

Total changes	(423)	11,445	14,310	25,332

Balance as of March 31, 2024:
Carrying amount	14,815	424,508	64,072	503,395

Changes in the carrying amount
Increase due to new lease agreements and remeasurement of lease liabilities	6,104	102,348	6,366	114,818
Decrease due to termination of lease agreements and remeasurement of lease liabilities	(4)	(13,615)	(1,334)	(14,953)
Depreciation	(1,342)	(87,916)	(12,774)	(102,032)
Other	(288)	20,928	(183)	20,457

Total changes	4,470	21,745	(7,925)	18,290

Balance as of March 31, 2025:
Carrying amount	19,285	446,253	56,147	521,685

(2)	Income, expenses, and cash flows (except for depreciation) arising from lease contracts as a lessee and lessor are as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Interest expenses on lease liabilities	10,382	12,833	15,401
Expenses related to short-term leases accounted for applying an exemption	36,807	20,798	35,767
Income from subleases	(1,784)	(1,589)	(1,202)
Net cash outflows for leases	89,681	100,438	109,673
Refer to Note 6 for the maturity analysis of Sony’s financial liabilities including lease liabilities.

F-
62

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

11.	Goodwill and intangible assets

(1)	Goodwill
The changes in goodwill for the fiscal years ended March 31, 2024 and 2025 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2024	2025
Balance at beginning of the fiscal year
Cost	1,649,041	1,884,627
Accumulated impairments	(373,929)	(397,527)

Carrying amount	1,275,112	1,487,100

Increase (decrease) due to:
Acquisitions	70,791	44,424
Disposals or classified as held for sale	(14,491)	-
Impairments	-	-
Translation adjustments	155,688	(22,803)

Total changes	211,988	21,621

Balance at end of the fiscal year
Cost	1,884,627	1,903,617
Accumulated impairments	(397,527)	(394,896)

Carrying amount	1,487,100	1,508,721

The carrying amounts of goodwill by segment as of March 31, 2024 and 2025 are as follows:

	Yen in millions
	March 31
	2024	2025
Game & Network Services *1	465,647	460,621
Music *2	710,888	729,593
Pictures *3	279,949	283,201
Entertainment, Technology & Services	15,829	20,636
Imaging & Sensing Solutions	3,953	3,836
Financial Services	10,834	10,834
All Other	-	-

Total	1,487,100	1,508,721

*1	Game & Network Services
All of the goodwill shown in the G&NS line of the table above is allocated to a group of CGUs which comprise the entire G&NS segment.
Intangible assets with indefinite useful lives related to the G&NS business have carrying amounts of 57,438 million yen and 57,434 million yen, as of March 31, 2024 and 2025, respectively, which are included in “Other intangible assets.” Intangible assets with indefinite useful lives include the trademark for PlayStation
®
, which is assessed to have an indefinite useful life as the trademark for PlayStation
®
is utilized as the core trademark for Sony’s products and services throughout the G&NS segment and Sony expects to continue using the trademark in the foreseeable future as well.
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
discount rate were 1.5% and 9.6% as of March 31, 2024, and 2.0% and 10.9% as of March 31, 2025, respectively.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

*2	Music
Goodwill shown in the Music line of the table above is primarily allocated to the worldwide recorded music and the worldwide music publishing CGUs excluding operations in Japan.

Goodwill related to the worldwide recorded music CGU has carrying amounts of 342,653 million yen and 355,985 million yen, as of March 31, 2024 and 2025, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP. A terminal value after the final year of the total forecasted period is determined by utilizing a perpetual growth rate. The growth rate and the pre-tax
discount rate were 1.0% and 12.5% as of March 31, 2024, and 1.0% and 12.2% as of March 31, 2025, respectively.
Goodwill related to the music publishing CGU has carrying amounts of 330,240 million yen and 325,590 million yen, as of March 31, 2024 and 2025, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP. A terminal value after the final year of the total forecasted period is determined by utilizing a perpetual growth rate. The growth rate and the pre-tax
discount rate were 3.0% and 11.4% as of March 31, 2024, and 3.0% and 11.1% as of March 31, 2025, respectively.

*3	Pictures
Goodwill shown in the Pictures line of the table above is primarily allocated to the animation distribution CGU.
Goodwill related to the animation distribution CGU has carrying amounts of 141,155 million yen and 139,236 million yen, as of March 31, 2024 and 2025, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP, with revenues in years beyond the MRP based on declining growth rates. A terminal value is based on a revenue multiple applied to the final year of the total forecasted period. The growth rates beyond the MRP period were 5.0% to 12.0% and 5.0% to 12.0%, and the pre-tax
discount rates were 15.9% and 16.4% as of March 31, 2024 and 2025, respectively.
The value in use calculation uses key assumptions such as the pre-tax
discount rate, perpetual growth rate, competitive and regulatory environment, and technology trends. For each assumption, historical experience, external information, competitors and industry trends are taken into account. Sony does not expect the recoverable amounts to be lower than the carrying amounts even when the growth rate and pre-tax
discount rate that are used in the evaluation of the recoverable amounts change within a reasonably possible range.

F-6
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Content assets
The changes in content assets for the fiscal years ended March 31, 2024 and 2025 are as follows:

	Yen in millions
	Film costs	Broadcasting rights	Music catalogs	Artist contracts	Music distribution rights	Game content	Content assets Total
Balance as of April 1, 2023:
Cost	4,320,022	419,025	1,008,942	32,484	45,988	97,386	5,923,847
Accumulated amortization and impairment losses	(3,747,092)	(306,468)	(256,648)	(16,498)	(12,539)	(22,720)	(4,361,965)

Carrying amount	572,930	112,557	752,294	15,986	33,449	74,666	1,561,882

Changes in carrying amount:
Additions *1	329,104	97,028	20,842	3,061	146	83,757	533,938
Acquisitions through business combinations and other *2	-	-	229,884	15,075	2,627	-	247,586
Disposals or classified as held for sale	(35,927)	(7,371)	-	(224)	-	(227)	(43,749)
Amortization	(397,855)	(93,240)	(43,779)	(1,394)	(3,146)	(31,594)	(571,008)
Impairment losses	(13,454)	(883)	-	(16)	-	(1,064)	(15,417)
Translation adjustment	76,678	16,150	106,777	3,168	2,045	10,063	214,881

Total changes	(41,454)	11,684	313,724	19,670	1,672	60,935	366,231

Balance as of March 31, 2024:
Cost	5,216,247	528,970	1,401,970	54,131	52,498	170,058	7,423,874
Accumulated amortization and impairment losses	(4,684,771)	(404,729)	(335,952)	(18,475)	(17,377)	(34,457)	(5,495,761)

Carrying amount	531,476	124,241	1,066,018	35,656	35,121	135,601	1,928,113

Changes in carrying amount:
Additions *1	425,914	112,579	141,927	4,941	17	56,013	741,391
Acquisitions through business combinations and other *2	1,868	-	202,660	3,273	5,784	-	213,585
Disposals or classified as held for sale	(43,614)	(97)	-	(564)	-	-	(44,275)
Amortization	(328,167)	(110,057)	(51,825)	(2,760)	(3,639)	(39,381)	(535,829)
Impairment losses	(14,449)	(88)	-	-	(13)	(545)	(15,095)
Translation adjustment	(9,886)	(2,894)	(23,970)	(651)	(132)	(1,309)	(38,842)

Total changes	31,666	(557)	268,792	4,239	2,017	14,778	320,935

Balance as of March 31, 2025:
Cost	5,522,693	555,679	1,716,674	61,012	57,952	221,406	8,135,416
Accumulated amortization and impairment losses	(4,959,551)	(431,995)	(381,864)	(21,117)	(20,814)	(71,027)	(5,886,368)

Carrying amount	563,142	123,684	1,334,810	39,895	37,138	150,379	2,249,048

*1
The additions in Film costs include the cost of films internally produced and acquired from third party projects. Film costs acquired from third party projects are not a significant portion of Film costs recorded by Sony. The additions in Broadcasting rights, Music catalogs, Artist contracts and Music distribution rights mainly represent acquisitions through contracts with third parties. The additions in Game content primarily include approximately equal amounts of internally developed game content and externally acquired game content for the fiscal year ended March 31, 2024, and include only internally developed game content for the fiscal year ended March 31, 2025.

*2	Refer to Notes 27 (7) and 30 (2).

F-
6
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Other intangible assets
The changes in other intangible assets for the fiscal years ended March 31, 2024 and 2025 are as follows:

	Yen in millions
	Patent rights, know-how and license agreements	Customer relationships	Trademarks	Software	Television carriage contracts	Other	Total
Balance as of April 1, 2023:
Cost	201,243	66,593	51,747	1,045,743	66,583	199,311	1,631,220
Accumulated amortization and impairment losses	(182,221)	(44,272)	(12,534)	(698,671)	(40,303)	(89,377)	(1,067,378)

Carrying amount	19,022	22,321	39,213	347,072	26,280	109,934	563,842

Changes in carrying amount:
Additions	8,854	-	20	145,515	-	6,038	160,427
Acquisitions through business combinations	371	2,003	1,887	13	-	123	4,397
Internal development	-	-	-	20,096	-	-	20,096
Disposals or classified as held for sale	(16)	(1,697)	(616)	(5,576)	(33)	(244)	(8,182)
Amortization	(8,838)	(10,166)	(5,874)	(110,296)	(4,129)	(14,587)	(153,890)
Impairment losses	(16)	-	-	(8)	-	(571)	(595)
Translation adjustment	444	2,472	5,094	10,981	3,329	4,963	27,283
Other	97	-	(104)	2,193	-	38	2,224

Total changes	896	(7,388)	407	62,918	(833)	(4,240)	51,760

Balance as of March 31, 2024:
Cost	212,000	70,560	59,377	1,196,266	75,716	211,848	1,825,767
Accumulated amortization and impairment losses	(192,082)	(55,627)	(19,757)	(786,276)	(50,269)	(106,154)	(1,210,165)

Carrying amount	19,918	14,933	39,620	409,990	25,447	105,694	615,602

Changes in carrying amount:
Additions	4,121	230	825	169,476	-	5,356	180,008
Acquisitions through business combinations	8,433	4,338	6,288	4,698	-	18,031	41,788
Internal development	-	-	-	23,128	-	-	23,128
Disposals or classified as held for sale	(8)	(414)	(1)	(3,897)	-	(397)	(4,717)
Amortization	(6,734)	(6,485)	(5,547)	(127,401)	(4,324)	(15,556)	(166,047)
Impairment losses	(10)	-	-	(10,337)	-	(3)	(10,350)
Translation adjustment	(406)	(74)	(478)	(1,567)	(358)	(703)	(3,586)
Other	56	-	23	(6,372)	26	1,653	(4,614)

Total changes	5,452	(2,405)	1,110	47,728	(4,656)	8,381	55,610

Balance as of March 31, 2025:
Cost	216,960	73,654	65,643	1,353,946	73,958	233,542	2,017,703
Accumulated amortization and impairment losses	(191,590)	(61,126)	(24,913)	(896,228)	(53,167)	(119,467)	(1,346,491)

Carrying amount	25,370	12,528	40,730	457,718	20,791	114,075	671,212

12.	Impairment of non-financial assets
There were
no
material impairment losses for the fiscal years ended March 31, 2023, 2024 and 2025.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

13.	Insurance contracts in the Financial Services segment

(1)	Significant judgments and estimates for insurance contracts

i)	Measurement methods and inputs for insurance contracts
The methods and main inputs used to measure insurance contracts are as follows:

	Weighted average (%)
	March 31
	2024	2025
Mortality rates	1.02%	1.03%
Lapse and surrender rates	3.57%	3.80%
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
The risk adjustments for
non-financial
risk are determined mainly using a cost of capital technique. In applying a cost of capital technique, Sony determines the risk adjustment for non-financial
risk by applying a
cost-of-capital
rate to the amount of capital required for each future reporting date and discounting the result using risk-free rates adjusted for illiquidity. The required capital is determined by estimating the probability distribution of the present value of future cash flows from insurance contracts at each future reporting date and calculating the capital that Sony would require to meet its contractual obligations to pay claims and expenses at a 99.5% confidence level for one year. The cost-of-capital
rate represents the additional reward that investors require for exposure to the non-financial
risk. The weighted average
cost-of-capital
rates of Sony for the fiscal years ended March 31, 2024 and 2025 were 3.0% and 3.0%, respectively.
In addition, the risk adjustments determined by applying a cost of capital technique for the fiscal years ended March 31, 2024 and 2025 correspond to the confidence levels of 84.1% and 81.3% (time horizon: the life of the insurance contracts), respectively.

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
The table below sets out the yield curves used to discount the cash flows of insurance contracts for major currencies (converted at the spot rate).

	Yield curve (%)
	March 31
	2024		2025
Term	JPY	USD	JPY	USD
1 year	0.06%	5.11%	0.65%	4.09%
5 years	0.38%	4.25%	1.13%	4.01%
10 years	0.77%	4.25%	1.54%	4.31%
20 years	1.58%	4.63%	2.34%	4.83%
30 years	1.95%	4.37%	2.69%	4.68%
40 years	2.14%	4.07%	3.02%	4.29%

v)	Investment components
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
The amount of the CSM of a group of insurance contracts that is recognized as insurance revenue in each period is determined by identifying the coverage units in the group and recognizing in profit or loss the amount of the CSM allocated to the coverage units provided during the current period. The number of coverage units is determined by considering for each contract the quantity of benefits provided and its expected coverage period. Specifically, Sony determines the quantity of benefits based on:

-	the death benefit amount in the case of contracts for which the death benefit amount increases or decreases based on the period (e.g., whole life, term life and variable life insurance contracts);

-	the premium amount proportionate to the insurance period in the case of contracts whose host contract and riders have different coverage types (e.g., disease and health insurance contracts); and

-	the cash surrender value (or the premium reserve during the annuity payment period) in the case of annuity contracts with investment-related services (e.g., individual variable annuity contracts).
Sony considers the characteristics of insurance contracts and aggregates the quantities of benefits related to insurance coverage, investment-return services and investment-related services when determining the relative weighting of the benefits provided to the policyholder by these services.

vii)	Claim development
Given that the actual amounts of claims do not materially differ from the undiscounted amounts of the claims previously estimated, information about claim development has not been disclosed for the fiscal years ended March 31, 2024 and 2025.

F-6
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Reconciliation of insurance contract liabilities
The tables below show the changes in insurance contract liabilities for the fiscal years ended March 31, 2024 and 2025.

(a)	Changes in liabilities for remaining coverage and liabilities for incurred claims

	Yen in millions
	Liability for remaining coverage		Liability for incurred claims *4	Total
	Excluding loss component	Loss component
Balance as of April 1, 2023
Insurance contract assets *1	(93,283)	-	32,532	(60,751)
Insurance contract liabilities *2*3	12,331,738	51,840	126,452	12,510,030

Net amounts	12,238,455	51,840	158,984	12,449,279
Insurance revenue	(586,115)	-	-	(586,115)
Insurance service expenses
Incurred claims and other insurance service expenses	-	(3,721)	276,809	273,088
Amortization of insurance acquisition cash flows	124,518	-	-	124,518
Changes in liabilities for incurred claims	-	-	5,008	5,008
Losses and reversals of losses on onerous contracts	-	4,592	-	4,592

Total insurance service expenses	124,518	871	281,817	407,206

Insurance service result	(461,597)	871	281,817	(178,909)
Insurance finance expenses (income)	244,793	2,663	(251)	247,205

Total amounts recognized in comprehensive income	(216,804)	3,534	281,566	68,296
Investment component excluded from insurance revenue and insurance service expenses	(944,520)	-	944,520	-
Cash flows
Premiums received	1,886,124	-	-	1,886,124
Insurance acquisition cash flows	(153,410)	-	-	(153,410)
Claims and other insurance service expenses paid	-	-	(1,212,518)	(1,212,518)

Total cash flows	1,732,714	-	(1,212,518)	520,196
Other	(199)	(41)	(167)	(407)

Balance as of March 31, 2024
Insurance contract assets *1	(90,377)	-	33,402	(56,975)
Insurance contract liabilities *2*3	12,900,023	55,333	138,983	13,094,339

Net amounts	12,809,646	55,333	172,385	13,037,364
Insurance revenue	(622,959)	-	-	(622,959)
Insurance service expenses
Incurred claims and other insurance service expenses	-	(5,882)	304,059	298,177
Amortization of insurance acquisition cash flows	134,818	-	-	134,818
Changes in liabilities for incurred claims	-	-	5,661	5,661
Losses and reversals of losses on onerous contracts	-	14,276	-	14,276

Total insurance service expenses	134,818	8,394	309,720	452,932

Insurance service result	(488,141)	8,394	309,720	(170,027)
Insurance finance expenses (income)	(631,892)	(498)	(2,415)	(634,805)

Total amounts recognized in comprehensive income	(1,120,033)	7,896	307,305	(804,832)
Investment component excluded from insurance revenue and insurance service expenses	(992,966)	-	992,966	-
Cash flows
Premiums received	2,056,493	-	-	2,056,493
Insurance acquisition cash flows	(167,299)	-	-	(167,299)
Claims and other insurance service expenses paid	-	-	(1,298,150)	(1,298,150)

Total cash flows	1,889,194	-	(1,298,150)	591,044
Other	(68)	(46)	(539)	(653)

Balance as of March 31, 2025
Insurance contract assets *1	(81,537)	2	33,820	(47,715)
Insurance contract liabilities *2*3	12,667,310	63,181	140,147	12,870,638

Net amounts	12,585,773	63,183	173,967	12,822,923

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

*1	Insurance contract assets are included in other current assets or other non-current assets in the consolidated statements of financial position.

*2	The current portion of insurance contract liabilities is included in other current liabilities in the consolidated statements of financial position.

*3
As of April 1, 2023, March 31, 2024 and March 31, 2025, the carrying amounts of the current portion of insurance contract liabilities were 145,057 million yen, 162,344 million yen and 181,332 million yen, respectively, and the carrying amounts of the non-current
portion of insurance contract liabilities were 12,364,973 million yen, 12,931,995 million yen and 12,689,306 million yen, respectively.

*4
Risk adjustment for
non-financial
risk of insurance contracts measured under the PAA is not presented separately from the estimates of the present value of future cash flows but included in liabilities for incurred claims, since the amount is not considered material.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(b)	Changes in insurance contract liabilities from insurance contracts not measured under the PAA by measurement component

	Yen in millions
	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	CSM	Total
Balance as of April 1, 2023
Insurance contract assets	(341,096)	39,067	241,278	(60,751)
Insurance contract liabilities	10,217,895	381,950	1,811,339	12,411,184

Net amounts	9,876,799	421,017	2,052,617	12,350,433
Changes that relate to future service
Changes in estimates that adjust the CSM	233,415	(18,328)	(215,087)	-
Changes in estimates that do not adjust the CSM	6,008	(3,532)	-	2,476
Effect of contracts initially recognized during the period	(403,124)	40,912	364,328	2,116

Total changes that relate to future service	(163,701)	19,052	149,241	4,592
Changes that relate to current service
CSM recognized in profit or loss for the services provided	-	-	(151,841)	(151,841)
Change in risk adjustment for non-financial risk due to release of risk	-	(26,899)	-	(26,899)
Experience adjustments	5,076	-	-	5,076

Total changes that relate to current service	5,076	(26,899)	(151,841)	(173,664)
Changes that relate to past service	255	(2)	-	253

Insurance service result	(158,370)	(7,849)	(2,600)	(168,819)
Insurance finance expenses (income)	185,948	3,262	57,995	247,205

Total amounts recognized in comprehensive income	27,578	(4,587)	55,395	78,386
Cash flows
Premiums received	1,748,139	-	-	1,748,139
Insurance acquisition cash flows	(138,544)	-	-	(138,544)
Claims and other insurance service expenses paid	(1,107,850)	-	-	(1,107,850)

Total cash flows	501,745	-	-	501,745
Other	(834)	52	76	(706)

Balance as of March 31, 2024
Insurance contract assets	(291,878)	27,824	207,079	(56,975)
Insurance contract liabilities	10,697,166	388,658	1,901,009	12,986,833

Net amounts	10,405,288	416,482	2,108,088	12,929,858
Changes that relate to future service
Changes in estimates that adjust the CSM	276,707	10,662	(287,369)	-
Changes in estimates that do not adjust the CSM	11,762	746	-	12,508
Effect of contracts initially recognized during the period	(431,801)	44,335	389,234	1,768

Total changes that relate to future service	(143,332)	55,743	101,865	14,276
Changes that relate to current service
CSM recognized in profit or loss for the services provided	-	-	(151,025)	(151,025)
Change in risk adjustment for non-financial risk due to release of risk	-	(28,681)	-	(28,681)
Experience adjustments	656	-	-	656

Total changes that relate to current service	656	(28,681)	(151,025)	(179,050)
Changes that relate to past service	6	(6)	-	-

Insurance service result	(142,670)	27,056	(49,160)	(164,774)
Insurance finance expenses (income)	(661,734)	(2,250)	30,155	(633,829)

Total amounts recognized in comprehensive income	(804,404)	24,806	(19,005)	(798,603)
Cash flows
Premiums received	1,894,792	-	-	1,894,792
Insurance acquisition cash flows	(151,614)	-	-	(151,614)
Claims and other insurance service expenses paid	(1,179,036)	-	-	(1,179,036)

Total cash flows	564,142	-	-	564,142
Other	2,883	643	(1,334)	2,192

Balance as of March 31, 2025
Insurance contract assets	(245,602)	24,501	173,386	(47,715)
Insurance contract liabilities	10,413,511	417,430	1,914,363	12,745,304

Net amounts	10,167,909	441,931	2,087,749	12,697,589

F-
71

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Effect of contracts initially recognized in the year
The table below shows the effect of contracts initially recognized during the fiscal years ended March 31, 2024 and 2025 on measurement components of insurance contracts not measured under the PAA.

	Yen in millions
	Fiscal year ended March 31
	2024			2025
	Profitable contracts issued	Onerous contracts issued	Total	Profitable contracts issued	Onerous contracts issued	Total
Estimates of the present value of future cash outflows
Claims and other insurance service expenses	2,117,351	4,844	2,122,195	2,227,649	6,376	2,234,025
Insurance acquisition cash flows	143,674	2,203	145,877	155,135	2,735	157,870

Total estimates of the present value of future cash outflows	2,261,025	7,047	2,268,072	2,382,784	9,111	2,391,895
Estimates of the present value of future cash inflows	(2,666,256)	(4,940)	(2,671,196)	(2,816,078)	(7,618)	(2,823,696)

Total estimates of the present value of future cash flows	(405,231)	2,107	(403,124)	(433,294)	1,493	(431,801)
Risk adjustment for non-financial risk	40,903	9	40,912	44,060	275	44,335
CSM	364,328	-	364,328	389,234	-	389,234

Total effect on measurement components	-	2,116	2,116	-	1,768	1,768

(4)	Insurance revenue
The table below shows the breakdown of insurance revenue for the fiscal years ended March 31, 2023, 2024 and 2025.

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Insurance contracts not measured under the PAA
Amounts relating to the changes in the liability for remaining coverage
Expected incurred claims and insurance service expenses	152,732	163,182	178,224
Changes in risk adjustments for non-financial risk due to release of risk	23,466	26,899	28,681
CSM recognized in profit or loss for services provided	151,483	151,841	151,025

Total amounts relating to the changes in the liability for remaining coverage	327,681	341,922	357,930
Recovery of insurance acquisition cash flows	98,234	109,824	119,490

Total insurance revenue for the insurance contracts not measured under the PAA	425,915	451,746	477,420
Insurance contracts measured under the PAA	128,655	134,369	145,539

Total insurance revenue	554,570	586,115	622,959

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(5)	Timing of when the CSM is expected to be recognized in profit or loss
The table below shows when Sony expects to recognize the CSM in profit or loss for insurance contracts not measured under the PAA as of March 31, 2024 and 2025.

	CSM
	Yen in millions
	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5 years to 10 years	More than 10 years	Total
As of March 31, 2024	125,233	117,663	109,776	100,912	92,671	376,011	1,185,822	2,108,088
As of March 31, 2025	122,591	114,961	107,412	97,307	89,960	362,794	1,192,724	2,087,749

(6)	Information of net investment returns and insurance finance income or expenses
The table below shows the information related to net investment returns on assets and insurance finance expenses (income) recognized in profit or loss and other comprehensive income for the fiscal years ended March 31, 2023, 2024 and 2025.

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Amounts recognized in profit or loss
Net investment returns *1
Financial assets measured at FVPL	(59,193)	715,388	10,104
Interest income from debt instruments required to be measured at FVOCI	179,207	180,822	182,436
Currency exchange differences	93,858	156,970	(16,412)
Other	(12,374)	(35,463)	(36,466)

Total net investment returns	201,498	1,017,717	139,662

Insurance finance expenses (income) *2
Effect of changes in the value of underlying items of variable life insurance and individual variable annuity contracts and changes in interest rates and other financial risks	(176,328)	685,726	(5,684)
Interest accreted	174,107	183,188	193,523
Currency exchange differences	103,391	173,230	(20,958)
Other	(15,771)	(12,444)	(13,320)

Total insurance finance expenses (income)	85,399	1,029,700	153,561

Amounts recognized in profit or loss	116,099	(11,983)	(13,899)

Amounts recognized in other comprehensive income
Net investment returns
Underlying assets	(1,131,508)	(969,774)	(969,331)

Total net investment returns	(1,131,508)	(969,774)	(969,331)

Insurance finance expenses (income) *2
Effect of changes in interest rates and other financial risks	(1,010,761)	(782,495)	(788,366)
Other	44	-	-

Total insurance finance expenses (income)	(1,010,717)	(782,495)	(788,366)

Amounts recognized in other comprehensive income	(120,791)	(187,279)	(180,965)

Total net investment returns and insurance finance income or expenses	(4,692)	(199,262)	(194,864)

*1	Included in other financial services revenue in the consolidated statements of income.

*2	Expenses are presented as positive and income is presented as negative.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(7)	Underlying items of insurance contracts measured under the variable fee approach
The table below shows the underlying items of insurance contracts measured under the variable fee approach and their fair values as of March 31, 2024 and 2025.

	Yen in millions
	March 31
	2024	2025
Cash and cash equivalents	19,411	35,235
Debt securities
Japanese national/local government bonds and corporate bonds	42,349	34,936
Foreign national/local government bonds and corporate bonds	312,919	478,751
Equity securities	1,855,432	2,375,201
Other	2,390	2,057

Total fair values of the underlying items of insurance contracts measured under the variable fee approach	2,232,501	2,926,180

(8)	Disclosure of transition to IFRS 17
IFRS 17 was effective for Sony as of April 1, 2023. As a result, the effect of adopting IFRS 17 on Sony’s total equity as of April 1, 2022, the transition date for IFRS 17, was a decrease of 1,490,667 million yen, which consisted of an increase of 409,654 million yen of retained earnings and a decrease of 1,900,321 million yen of accumulated other comprehensive income, mainly due to the effect of the changes in the discount rate used in measuring insurance contract liabilities and other measurement method differences between IFRS 4 “Insurance Contracts” and IFRS 17. Upon transition to IFRS 17 as of April 1, 2022, Sony determined that it would be impracticable to apply the full retrospective approach to certain groups of insurance contracts, as the necessary information was unavailable due to restrictions of contract data and systems in the past or it was impossible to recreate past estimation without the use of hindsight. Sony has applied alternative transition methods (the modified retrospective approach or the fair value approach) to groups of insurance contracts for which the full retrospective approach is impracticable as of the date of the transition.
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

-
for groups of contracts issued, initiated or acquired from April 1, 1993 to March 31, 2015, the future cash flows on initial recognition were estimated by adjusting the amount as of April 1, 2015, which can be determined retrospectively, for the cash flows that were known to have occurred before that date;

-
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

-	the risk adjustment for non-financial risk on initial recognition was determined by adjusting the amount as of April 1, 2022 for the expected release of risk before that date.
After applying such modifications to fulfillment cash flows, the CSM (or the loss component) on initial recognition was determined as follows:

-
the amount of the CSM recognized as profit or loss before April 1, 2022 was determined by comparing the remaining coverage units as of April 1, 2022 and the coverage units provided based on groups of insurance contracts before that date; and

-
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
For all insurance contracts measured under the fair value approach, Sony used reasonable and supportable information available as of April 1, 2022 to determine the following matters:

-	how to identify groups of contracts;

-	whether a contract meets the definition of an insurance contract with direct participation features; and

-	how to identify discretionary cash flows for contracts without direct participation features.
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

i)	Insurance revenue and the CSM by transition approach
Upon transition to IFRS 17, Sony applied either the modified retrospective approach or the fair value approach for groups of insurance contracts where it was impracticable to fully apply IFRS 17 retrospectively. The table below shows insurance revenues by transition approach for the fiscal years ended March 31, 2023, 2024 and 2025, as well as the balances of the CSM by transition approach as of March 31, 2024 and 2025.

	Yen in millions
	Fiscal year ended March 31
	Contracts measured under the modified retrospective approach at transition	Contracts measured under the fair value approach at transition	New contracts and contracts measured under the full retrospective approach at transition	Total
Insurance revenue
2023	190,199	26,988	337,383	554,570
2024	185,731	27,079	373,305	586,115
2025	172,003	29,206	421,750	622,959

	Yen in millions
	Fiscal year ended March 31
	2024				2025
	Contracts measured under the modified retrospective approach at transition	Contracts measured under the fair value approach at transition	New contracts and contracts measured under the full retrospective approach at transition	Total	Contracts measured under the modified retrospective approach at transition	Contracts measured under the fair value approach at transition	New contracts and contracts measured under the full retrospective approach at transition	Total
CSM
Beginning balance of the fiscal year	864,530	58,008	1,130,079	2,052,617	763,669	86,271	1,258,148	2,108,088

Changes that relate to future service	(61,165)	32,341	178,065	149,241	(89,828)	556	191,137	101,865
Changes that relate to current service	(66,827)	(5,834)	(79,180)	(151,841)	(55,642)	(7,020)	(88,363)	(151,025)
Insurance finance expense (income)	26,954	1,673	29,368	57,995	23,501	781	5,873	30,155
Other	177	83	(184)	76	(1,090)	-	(244)	(1,334)

Ending balance of the fiscal year	763,669	86,271	1,258,148	2,108,088	640,610	80,588	1,366,551	2,087,749

F-
7
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

ii)	Changes in accumulated other comprehensive income for financial assets measured at fair value through other comprehensive income due to the application of IFRS 17.
The table below shows the changes in accumulated other comprehensive income during the fiscal years ended March 31, 2024 and 2025 for financial assets measured at fair value through other comprehensive income, among investment assets related to groups of insurance contracts to which Sony applied the modified retrospective approach or the fair value approach as of the date of the transition.

	Yen in millions
	Fiscal year ended March 31
	2024	2025
Beginning balance of the fiscal year	(448,390)	9,445

Net change in fair value	618,978	778,509
Net amount reclassified to profit or loss	16,903	1,142
Related income tax	(178,046)	(225,613)

Ending balance of the fiscal year	9,445	563,483

(9)	Insurance and market risks
Risk management policy and exposure
In the life insurance business, Sony manages various market-related risks in the following manner:

(a)	Insurance risk management
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sensitivity analysis
Market risk
The table below shows the effects on income before income taxes and equity as of March 31, 2024 and 2025 if the underlying assumptions of the insurance contracts and financial instruments which Sony has in the life insurance business had changed.

		March 31, 2024
		Yen in millions
		Insurance contracts		Financial instruments		Total
Assumption	Changes in assumptions, etc.	Income before income taxes	Equity	Income before income taxes	Equity	Income before income taxes	Equity

Interest rates	50bp decrease	(152,232)	(653,432)	165,181	806,432	12,949	153,000
	50bp increase	112,418	548,289	(143,050)	(705,029)	(30,632)	(156,740)
Fair value of stocks	10% decrease	339,421	244,383	(341,783)	(246,544)	(2,362)	(2,161)
	10% increase	(344,921)	(248,343)	341,783	246,544	(3,138)	(1,799)
Foreign exchange rates	10% appreciation of the Yen	468,851	315,357	(470,452)	(287,872)	(1,601)	27,485
	10% depreciation of the Yen	(475,489)	(320,136)	470,452	287,872	(5,037)	(32,264)
Maintenance expenses rates	10% increase	(4,780)	(8,024)	-	-	(4,780)	(8,024)
Lapse and surrender rates	10% increase	(13,351)	(13,140)	-	-	(13,351)	(13,140)
Mortality rates (death protection)	5% increase	(4,892)	(5,501)	-	-	(4,892)	(5,501)
Mortality rates (third sector / annuity products)	5% increase	1,382	2,054	-	-	1,382	2,054
Morbidity rates	5% increase	(8,239)	(11,700)	-	-	(8,239)	(11,700)

		March 31, 2025
		Yen in millions
		Insurance contracts		Financial instruments		Total
Assumption	Changes in assumptions, etc.	Income before income taxes	Equity	Income before income taxes	Equity	Income before income taxes	Equity
Interest rates	50bp decrease	(96,388)	(489,064)	98,806	620,061	2,418	130,997
	50bp increase	69,393	413,835	(87,517)	(546,554)	(18,124)	(132,719)
Fair value of stocks	10% decrease	404,020	290,894	(412,232)	(297,160)	(8,212)	(6,266)
	10% increase	(407,812)	(293,625)	412,232	297,160	4,420	3,535
Foreign exchange rates	10% appreciation of the Yen	539,518	366,832	(546,899)	(339,178)	(7,381)	27,654
	10% depreciation of the Yen	(543,155)	(369,450)	546,899	339,178	3,744	(30,272)
Maintenance expenses rates	10% increase	(4,313)	(5,390)	-	-	(4,313)	(5,390)
Lapse and surrender rates	10% increase	(23,254)	(34,971)	-	-	(23,254)	(34,971)
Mortality rates (death protection)	5% increase	(4,838)	(4,710)	-	-	(4,838)	(4,710)
Mortality rates (third sector / annuity products)	5% increase	960	(467)	-	-	960	(467)
Morbidity rates	5% increase	(7,191)	(4,639)	-	-	(7,191)	(4,639)
* bp = basis point

F-
79

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
The following table summarizes the estimated timing of the remaining undiscounted net cash outflows from insurance contract liabilities and investment contract liabilities and the contractual timing of the remaining undiscounted cash inflows arising from securities held in the insurance business as of March 31, 2024 and 2025. The cash flows of insurance contract liabilities are based on assumptions regarding morbidity rates, mortality rates, and lapse rates, which are consistent with the estimates used for the carrying amounts.

	Yen in millions
	March 31, 2024
	Total	Indefinite Terms	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	More than 5 years
Insurance contract liabilities and investment contract liabilities	19,173,131	-	60,673	86,008	127,079	175,412	248,021	18,475,938
Securities held in the insurance business	20,808,629	3,687,375	780,798	341,277	355,062	374,354	305,612	14,964,151

	Yen in millions
	March 31, 2025
	Total	Indefinite Terms	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	More than 5 years
Insurance contract liabilities and investment contract liabilities	22,740,658	-	64,000	95,151	157,008	246,745	288,630	21,889,124
Securities held in the insurance business	20,876,179	4,372,358	699,185	358,761	398,222	314,310	283,300	14,450,043
Since the total of the above estimated amounts is the amount before discounting, it exceeds the amount of insurance contract liabilities and securities which is included in investments and advances in the Financial Services segment shown in the consolidated statements of financial position.

(c)	Amounts payable on demand
The table below shows the amounts payable on demand from insurance contracts issued by Sony and the carrying amounts of the related insurance contract portfolios. The amounts payable on demand represent the amount of the cash surrender value to be paid if the insurance contracts are surrendered as of March 31, 2024 and 2025.

	Yen in millions
	March 31
	2024	2025
Amounts payable on demand	12,580,674	13,214,887
Carrying amount	12,870,195	12,642,981

F-
80

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

14.	Short-term borrowings and long-term debt
Short-term borrowings and long-term debt are comprised of the following:

	March 31, 2024
	Book value (Yen in millions)	Weighted average interest rate	Due
Short-term borrowings	1,812,605	2.64%
Long-term debt
Long-term loans	1,160,024	1.90%	2024-2058
Unsecured bonds	544,078	0.41%	2024-2034
Lease liabilities	571,726	2.53%

	2,275,828
Less - Portion due within one year	217,711

	2,058,117

	March 31, 2025
	Book value (Yen in millions)	Weighted average interest rate	Due
Short-term borrowings	1,843,959	2.13%
Long-term debt
Long-term loans	1,090,427	1.81%	2025-2058
Unsecured bonds	664,390	0.66%	2025 -2035
Lease liabilities	599,470	2.74%

	2,354,287
Less - Portion due within one year	287,445

	2,066,842

In the Financial Services segment, Sony pledged assets as collateral for short-term borrowings and long-term debt and the pledged assets are comprised of the following:

	Yen in millions
	March 31
	2024	2025
Securities	1,597,034	1,595,016
Housing loans in the banking business	883,882	961,286
In addition to the above, in the Financial Services segment, Sony pledged securities for securities-for-securities
lending transactions and the pledged securities are as follows:

	Yen in millions
	March 31
	2024	2025
Securities	-	332,867

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Furthermore, in the Financial Services segment, Sony pledged securities as collateral for cash settlements, variation margins of futures markets and certain other purposes and the pledged securities are as follows:

	Yen in millions
	March 31
	2024	2025
Securities	77,524	140,212
In March 2025, Sony Group Corporation issued unsecured straight bonds in the total principal amount of 110,000 million yen. Sony plans to use 30,000 million yen of the proceeds of the issued bonds for the repayment of debt due on August 29, 2025 and the remaining amount for a portion of the redemption of the thirty-seventh series of unsecured bonds to be redeemed on December 8, 2025.
There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

15.	Derivative instruments and hedging activities
Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes in foreign currency exchange rates, interest rates and stock prices. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, swap agreements, option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for ALM purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Other than derivatives utilized in the Financial Services segment for ALM, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for ALM in the Financial Services segment are executed within certain limits in accordance with an internal risk management policy.
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
Sony also entered into foreign exchange forward contracts and foreign currency option contracts which effectively fixed the cash flows from certain forecasted purchase and sale transactions denominated in foreign currencies for the fiscal years ended March 31, 2023, 2024 and 2025. The ineffective portions of the hedging relationships were not significant. Accordingly, these derivatives have been designated as cash flow hedges.
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
Interest rate swap agreements (including interest rate and currency swap agreements)
Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying borrowings and debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values. Interest rate swap agreements entered into in the Financial Services segment are used for reducing the risk arising from the changes in the fair value of fixed rate bonds. In addition, these interest rate swap agreements are used as hedging instruments such as cash flow hedges and fair value hedges. The ineffectiveness of the hedging relationship was not significant for the fiscal years ended March 31, 2023, 2024 and 2025.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their ALM, which are measured at fair value with changes in value recognized in financial services revenue.
Any other interest rate swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are measured at fair value with changes in value recognized in net profit or loss as financial income/expenses.
Option contracts (equity contracts)
Option contracts related to equity contracts are used to hedge the market price fluctuation risk of the shares held, and changes in fair value are immediately recognized in net profit or loss as finance income/expenses.
Other agreements
Certain subsidiaries in the Financial Services segment have equity future contracts, equity swap agreements, bond future contracts, interest rate swaption agreements and other currency contracts as part of their ALM, which are marked-to-market
with changes in value recognized in financial services revenue. Certain bond futures contracts are used as hedging instruments in fair value hedges to reduce the risk of fluctuations in the fair value of fixed rate bonds due to changes in market interest rates. The ineffectiveness of the hedging relationship was not significant for the fiscal year ended March 31, 2025. In addition, the hybrid financial instruments, disclosed in Note 5 as debt securities, contained embedded derivatives that are not required to be bifurcated because the entire instruments are measured at fair value.

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

	Yen in millions
	March 31, 2024		March 31, 2025
	Asset derivatives	Liability derivatives	Asset derivatives	Liability derivatives

Interest rate contracts
Interest rate swap agreements	49,347	3,876	65,075	12,674
Interest rate swaptions agreements	272	2,574	358	3,161

Foreign exchange contracts
Foreign exchange forward contracts	6,951	11,088	4,173	10,542
Swap agreements	7,442	4,066	5,743	3,117
Currency option contracts purchased	74	791	782	671
Currency option contracts written	-	4	-	3
Other currency contracts	5,958	1,544	4,557	1,445

Equity contracts
Equity future contracts	-	3,428	910	514
Equity swap agreements	-	1,916	911	-
Option contracts	2,379	-	2,346	118,606
Bond contracts
Bond forward contracts written	-	-	1,286	3,793

Total derivatives	72,423	29,287	86,141	154,526

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The estimated fair values and maturity analysis for notional amounts of Sony’s outstanding derivative instruments which are designated as hedging instruments are summarized as follows:

	Yen in millions
	March 31, 2024
	Notional amounts			Fair Value
	Within 1 Year	Over 1 Year	Total	Asset derivatives	Liability derivatives	Presentation in the consolidated statements of financial position
Cash flow hedging relationships
Foreign exchange forward contracts	92,973	-	92,973	-	1,580	Current liabilities: Other financial liabilities
Average rate (JPY/USD)	145.7	-
Currency option bought contracts	17,224	-	17,224	70	-	Current assets: Other financial assets
Average rate (JPY/USD)	140.0	-
Currency option sold contracts	17,554	-	17,554	-	791	Current liabilities: Other financial liabilities
Average rate (JPY/USD)	142.7	-
Interest rate swap agreements	-	181,704	181,704	33,098	-	Non-current assets: Other financial assets
Average rate	-	1.5%

	Yen in millions
	March 31, 2025
	Notional amounts			Fair Value
	Within 1 Year	Over 1 Year	Total	Asset derivatives	Liability derivatives	Presentation in the consolidated statements of financial position
Cash flow hedging relationships
Foreign exchange forward contracts	14,292	-	14,292	178	-	Current assets: Other financial assets
Average rate (JPY/USD)	150.4	-
Currency option bought contracts	43,144	-	43,144	777	-	Current assets: Other financial assets
Average rate (JPY/USD)	145.8	-
Currency option sold contracts	44,365	-	44,365	-	671	Current liabilities: Other financial liabilities
Average rate (JPY/USD)	149.9	-
Interest rate swap agreements	-	179,232	179,232	25,139	-	Non-current assets: Other financial assets
Average rate	-	1.5%

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2025
	Notional amounts			Fair Value
	Within 1 Year	Over 1 Year	Total	Asset derivatives	Liability derivatives	Presentation in the consolidated statements of financial position
Fair value hedging relationships
Bond futures contracts written	124,401	-	124,401	-	2,509	Current liabilities: Other financial liabilities
Average unit price	119.8	-
Interest rate swap agreements	-	411,204	411,204	15,029	1,567	Non-current assets: Other financial assets / Non-current liabilities: Other financial liabilities
Average rate	-	3.0%
Changes in the fair value of hedging instruments related to cash flow hedges recorded in accumulated other comprehensive income for the fiscal years ended March 31, 2024 and 2025 are summarized as follows:

	Yen in millions
	Foreign exchange contracts	Interest rate contracts	Total

Balance as of April 1, 2023	(36)	18,449	18,413

Changes in fair value of hedging instruments recognized in other comprehensive income	(28,288)	13,256	(15,032)
Reclassification adjustments to profit (loss) for the year *1*2	25,862	(8,880)	16,982
Deferred tax	742	(1,340)	(598)

Balance as of March 31, 2024	(1,720)	21,485	19,765

Changes in fair value of hedging instruments recognized in other comprehensive income	(6,238)	854	(5,384)
Reclassification adjustments to profit (loss) for the year *1*2	8,824	(8,391)	433
Deferred tax	(791)	1,447	656

Balance as of March 31, 2025	75	15,395	15,470

*1
In the consolidated statements of income, the amount reclassified to profit (loss) is included in sales for hedges of foreign exchange contracts and in financial expenses for hedges of interest rate contracts.

*2	For the fiscal years ended March 31, 2024 and 2025, hedge ineffectiveness recognized in profit or loss was not material.
The carrying amounts of hedged items classified as fair value hedges and the accumulative fair value hedge adjustments during the fiscal year ended March 31, 2025 are as follows:

	Yen in millions
	March 31, 2025
	Carrying amount of hedged items		Accumulative fair value hedge adjustments		Presentation in the consolidated statements of financial position
	Asset	Liability	Asset	Liability
Fixed rate bonds	485,960	-	(3,330)	-	Investments and advances in the Financial Services segment (Non-current)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

16.	Offsetting of financial assets and financial liabilities
Tables below show the gross amounts of financial assets and liabilities, amounts offset, and net amounts presented in the consolidated statements of financial position, as well as the financial assets and liabilities that are subject to enforceable master netting agreements or similar agreements, as of March 31, 2024 and 2025.

	Yen in millions
	March 31, 2024
	Gross amounts recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Gross amounts not offset in the consolidated statements of financial position
				Financial instruments	Cash collateral	Net amounts
Derivative assets *1	33,661	-	33,661	12,098	17,878	3,685
Trade receivables *2	48,925	47,550	1,375	-	-	1,375

Total assets	82,586	47,550	35,036	12,098	17,878	5,060

Derivative liabilities *1	28,107	-	28,107	13,153	6,522	8,432
Trade payables *2	69,436	47,550	21,886	-	-	21,886
Short-term borrowings *3	1,504,893	-	1,504,893	1,503,455	-	1,438

Total liabilities	1,602,436	47,550	1,554,886	1,516,608	6,522	31,756

	Yen in millions
	March 31, 2025
	Gross amounts recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Gross amounts not offset in the consolidated statements of financial position
				Financial instruments	Cash collateral	Net amounts
Derivative assets *1	52,388	-	52,388	22,228	12,402	17,758
Trade receivables *2	62,525	61,367	1,158	-	-	1,158

Total assets	114,913	61,367	53,546	22,228	12,402	18,916

Derivative liabilities *1	35,554	-	35,554	22,228	3,547	9,779
Trade payables *2	122,408	61,367	61,041	-	-	61,041
Short-term borrowings *3	1,521,040	-	1,521,040	1,514,271	-	6,769

Total liabilities	1,679,002	61,367	1,617,635	1,536,499	3,547	77,589

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

F-
86

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Net defined benefit liability (asset) recognized in the consolidated statements of financial position
Amounts recognized in the consolidated statements of financial position are as follows:

	Yen in millions
	Japanese plans		Foreign plans
	March 31		March 31
	2024	2025	2024	2025

Present value of defined benefit obligations	543,292	488,818	126,987	130,259
Fair value of plan assets	(464,376)	(439,943)	(47,893)	(49,648)
The impact of minimum funding requirement and asset ceiling	9,837	10,147	3,457	3,225

Net amount	88,753	59,022	82,551	83,836

Amount recognized in the consolidated statements of financial position
Net defined benefit asset	(69,208)	(84,009)	(2,328)	(2,905)
Net defined benefit liability	157,961	143,031	84,879	86,741

Net amount	88,753	59,022	82,551	83,836

F-
8
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Present value of defined benefit obligations
The changes in the defined benefit obligations for the fiscal years ended March 31, 2024 and 2025 are as follows:

	Yen in millions
	Japanese plans		Foreign plans
	Fiscal year ended March 31		Fiscal year ended March 31
	2024	2025	2024	2025
Beginning balance of the fiscal year	573,143	543,292	124,702	126,987

Current service cost	12,078	11,561	1,783	2,049
Past service cost	11	-	142	216
Interest cost	6,534	7,861	5,349	5,155
Remeasurements:
Change in demographic assumptions	4,399	2,005	(385)	14
Change in financial assumptions	(16,568)	(32,255)	1,170	(3,707)
Other	1,677	1,514	632	8,894
Translation adjustments	-	-	16,068	(1,382)
Plan participants’ contributions	-	-	565	231
Benefits paid	(37,787)	(45,135)	(11,198)	(8,198)
Curtailments and settlements*	-	-	(11,841)	-
Other	(195)	(25)	-	-

Ending balance of the fiscal year	543,292	488,818	126,987	130,259

*	Curtailments and settlements of the foreign plans for the fiscal year ended March 31, 2024 relate mainly to the termination of the defined benefit pension plan at certain U.S. subsidiaries.
The weighted average duration of defined benefit obligations as of March 31, 2024 and 2025 is as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2024	2025	2024	2025

Weighted average duration of defined benefit obligations	10.9 years	10.6 years	12.5 years	11.9 years
The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2024 and 2025 are as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2024	2025	2024	2025
Discount rate	1.4%	2.1%	4.1%	4.1%

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The sensitivities of the defined benefit obligations to changes in the significant weighted-average actuarial assumptions are as follows:

	Yen in millions
	Japanese plans		Foreign plans
	March 31		March 31
Change in assumptions	2024	2025	2024	2025
Discount rate
0.25% decrease	14,362	11,336	3,657	3,628
0.25% increase	(12,077)	(10,878)	(3,493)	(3,437)
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
The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on current economic conditions and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing their dependence on contributions from Sony. To mitigate any potential concentration risk of plan assets, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2025, are, as a result of Sony’s asset liability management, 14
% (as of March 31,
2024: 18%) of equity securities, 57
% (as of March 31,
2024: 51%) of fixed income securities and 29
% (as of March 31,
2024: 31%) of other investments for the pension plans of Sony Group Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 2
% (as of March 31,
2024: 2%) of equity securities, 10
% (as of March 31,
2024: 13%) of fixed income securities and 88
% (as of March 31,
2024: 85%) of other investments for the pension plans of foreign subsidiaries.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the plan assets for the fiscal years ended March 31, 2024 and 2025 are as follows:

	Yen in millions
	Japanese plans		Foreign plans
	Fiscal year ended March 31		Fiscal year ended March 31
	2024	2025	2024	2025

Beginning balance of the fiscal year	447,747	464,376	56,987	47,893

Interest income	5,424	7,047	2,592	2,202
Remeasurements:
Return on plan assets excluding interest income	32,764	(9,997)	(2,485)	1,330
Translation adjustments	-	-	7,521	(462)
Employer contribution	2,316	2,362	5,381	5,645
Plan participants’ contributions	-	-	585	359
Benefits paid	(23,875)	(23,845)	(10,603)	(7,319)
Curtailments and settlements*	-	-	(12,085)	-

Ending balance of the fiscal year	464,376	439,943	47,893	49,648

*	Curtailments and settlements of the foreign plans for the fiscal year ended March 31, 2024 relate mainly to the termination of the defined benefit pension plan at certain U.S. subsidiaries.
Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of defined benefit obligations. Sony expects to contribute approximately 2 billion yen to the Japanese plans and approximately 6 billion yen to the foreign plans during the fiscal year ending March 31, 2026.

The fair values of the assets held by Japanese and foreign plans are as follows:

	Yen in millions
	Japanese plans
	March 31 2024	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	8,390	8,390	-
Equity securities *1	56,122	50,656	5,466
Fixed income:
Government bonds *2	11,211	1	11,210
Corporate bonds *3	5,403	-	5,403
Commingled funds *4	297,828	-	297,828
Private equity	40,017	-	40,017
Hedge funds	45,405	-	45,405

Total	464,376	59,047	405,329

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Japanese plans
	March 31 2025	Market price in active market
Asset class		Quoted	Unquoted

Cash and cash equivalents	12,192	12,192	-
Equity securities *1	54,103	48,624	5,479
Fixed income:
Government bonds *2	11,565	382	11,183
Corporate bonds *3	5,241	18	5,223
Commingled funds *4	278,892	-	278,892
Private equity	35,115	-	35,115
Hedge funds	42,835	-	42,835

Total	439,943	61,216	378,727

*1	Represents primarily Japanese equity securities.
*2
Includes approximately 84% and 84% of debt securities issued by Japanese national and local governments, and 16% and 16% of debt securities issued by foreign national and local governments as of the fiscal years ended March 31, 2024 and 2025, respectively.

*3	Includes debt securities issued by Japanese and foreign corporations and government related agencies.
*4	Commingled funds represent pooled institutional investments, including primarily investment trusts.

	Yen in millions
	Foreign plans
	March 31 2024	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	4,692	4,692	-
Equity securities *1	84	84	-
Fixed income:
Government bonds *2	1,152	-	1,152
Corporate bonds *3	160	-	160
Asset-backed securities	36	-	36
Insurance contracts *4	21,736	359	21,377
Commingled funds *5	16,682	-	16,682
Real estate and other	3,351	10	3,341

Total	47,893	5,145	42,748

	Yen in millions
	Foreign plans
	March 31 2025	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	4,599	4,599	-
Equity securities *1	101	101	-
Fixed income:
Government bonds *2	1,207	-	1,207
Corporate bonds *3	175	-	175
Asset-backed securities	43	-	43
Insurance contracts *4	23,057	334	22,723
Commingled funds *5	16,929	-	16,929
Real estate and other	3,537	-	3,537

Total	49,648	5,034	44,614

*1	Represents primarily foreign equity securities.
*2	Includes primarily foreign government debt securities.
*3	Includes primarily foreign corporate debt securities.
*4	Represents annuity contracts with or without profit sharing and bulk insurance contracts.
*5	Commingled funds represent pooled institutional investments, including primarily investment trusts.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The impact of minimum funding requirement and asset ceiling
The impact of minimum funding requirement and asset ceiling for the fiscal years ended March 31, 2024 and 2025 is as follows:

	Yen in millions
	Japanese plans		Foreign plans
	Fiscal year ended March 31		Fiscal year ended March 31
	2024	2025	2024	2025
Beginning balance of the fiscal year	6,897	9,837	3,455	3,457

Interest income	83	139	186	174
Remeasurements:
Change in asset ceiling excluding interest income	2,857	171	(728)	(436)
Translation adjustments	-	-	544	30

Ending balance of the fiscal year	9,837	10,147	3,457	3,225

(2)	Defined contribution plans
Total defined contribution expenses for the fiscal years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Japanese plans	11,461	11,662	11,849
Foreign plans	17,271	16,137	17,209

(3)	Employee benefits expenses
Employee benefits expenses included in cost of sales, selling, general and administrative, and financial services expenses in the consolidated statements of income for the fiscal years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Total employee benefits expenses	1,539,965	1,743,936	1,840,803
Employee benefits expenses include salaries, bonuses, stock-based compensation, social security, welfare and expenses relating to post-employment benefits.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

18.	Participation and residual liabilities in the Pictures segment
The changes in participation and residual liabilities for the fiscal year ended March 31, 2025 are as follows:

Yen in millions
Fiscal year ended March 31
2025

Balance at beginning of the fiscal year	457,824

Current portion	251,743
Non-current portion	206,081

Additional participation and residual liabilities	226,008
Impact due to passage of time	4,370
Amounts paid during the year	(249,346)
Unpaid amounts reversed during the year	(7,599)
Translation adjustment	(5,586)

Balance at end of the fiscal year	425,671

Current portion	236,752
Non-current portion	188,919

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

19.	Other assets and other liabilities

(1)	Other assets
Components of other assets as of March 31, 2024 and 2025 are as follows:

	Yen in millions
	March 31
	2024	2025
Advance payments and prepaid expenses	606,389	668,544

Income taxes receivable and other taxes receivable	253,267	203,310

Net defined benefit assets	71,536	86,914

Insurance contract assets	56,975	47,715

Other	194,573	180,655

Total	1,182,740	1,187,138

Current assets	669,335	621,209

Non-current assets	513,405	565,929
(Changes in presentation)
Net defined benefit assets, which were included within Other as of March 31, 2024, are reclassified and presented as part of a separate caption due to an increase in their materiality, starting from the fiscal year ended March 31, 2025. Net defined benefit assets of 71,536 million yen, which were included within Other as of March 31, 2024
,
have been reclassified to conform to this change in presentation.

(2)	Other liabilities
Components of other liabilities as of March 31, 2024 and 2025 are as follows:

	Yen in millions
	March 31
	2024	2025
Contract liabilities	534,432	632,912

Accrued short-term employee benefits	477,737	486,678

Refund liabilities	218,465	193,103

Taxes payable other than income taxes	167,244	165,150

Accrued expenses	244,784	255,697

Insurance contract liabilities	162,344	181,332

Other long-term employee benefit obligations	91,251	73,622

Product warranties	24,753	21,376

Other	147,765	191,898

Total	2,068,775	2,201,768

Current liabilities	1,906,396	2,039,121

Non-current liabilities	162,379	162,647
The changes in product warranties for the fiscal year ended March 31, 2025 are as follows:

Yen in millions
Fiscal year ended March 31
2025
Balance at beginning of the fiscal year	24,753

Additional product warranties	22,758

Amounts used during the year	(24,089)

Unused amounts reversed during the year	(1,594)

Translation adjustment	(452)

Balance at end of the fiscal year	21,376

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

20.	Stockholders’ equity
(1)	Common stock
The number of shares of common stock authorized as of March 31, 2023 and 2024 was 3,600,000,000 and as of March 31, 2025 was 18,000,000,000.
The following table shows the changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2023, 2024 and 2025. All of the shares of common stock of Sony Group Corporation are issued with no par value, and the issued stock was fully paid.

	Number of shares
	Fiscal year ended March 31
	2023	2024	2025* 1

Balance at beginning of the fiscal year	1,261,081,781	1,261,081,781	1,261,231,889

Issuance of new shares	-	150,108	-

Decrease by cancellation of treasury stock *2	-	-	(105,899,600)

Increase by stock split	-	-	4,994,478,356

Balance at end of the fiscal year	1,261,081,781	1,261,231,889	6,149,810,645

*1	As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock.
*2
Included in the number of shares that were decreased by cancellation of treasury stock for the fiscal year ended March 31, 2025 were
 12,612,300 shares (before the stock split) cancelled on April 10, 2024 and 93,287,300 shares (after the stock split) cancelled on December 3, 2024.

As
of March 31, 2023, 2024 and 2025, the number of shares of treasury stock, which was included in the balance of common stock shares issued above, were 26,584,221 shares, 39,783,003 shares and 124,806,850 shares, respectively.
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
Sony Group Corporation approved on May 17, 2023 by resolution of the Board of Directors the setting of parameters for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation. Under the above resolution, Sony Group Corporation repurchased 14,869,300 shares of its common stock for an amount of 192,532 million yen during the fiscal year ended March 31, 2024, and repurchased 572,400 shares (before the stock split) of its common stock for an amount of 7,468 million yen during the fiscal year ended March 31, 2025.
Sony Group Corporation approved on May 14, 2024 by resolution of the Board of Directors the establishment of a facility for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation. Under the above resolution, Sony Group Corporation repurchased 93,287,300 shares (after the stock split) of its common stock for an amount of 250,000 million yen during the fiscal year ended March 31, 2025.
Sony Group Corporation’s Board of Directors resolved and approved the establishment of a facility for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of the Board of Directors held on February 13
,
2025. Under the above resolution, Sony Group Corporation repurchased 7,715,800 shares of its common stock for an amount of 27,930 million yen during the fiscal year ended March 31, 2025.

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Dividends whose record date falls in the fiscal years ended March 31, 2024 and 2025, and whose effective date falls in the subsequent period are as follows:

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Source of dividends	Dividends per share (Yen)		Record date	Effective date
Board of Directors May 14, 2024	Common stock	54,965	Retained earnings	45.00	* 1	March 31, 2024	June 10, 2024
Board of Directors May 14, 2025	Common stock	60,250	Retained earnings	10.00	* 2	March 31, 2025	June 2, 2025
As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock.
*1 The amount prior to the stock split.
*2 The amount after the stock split.

F-
96

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Other comprehensive income
Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen in millions
	Balance at April 1, 2022	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at March 31, 2023
Changes in equity instruments measured at fair value through other comprehensive income	27,412	(36,862)	298	(9,152)
Changes in debt instruments measured at fair value through other comprehensive income	859,037	(819,192)	-	39,845
Cash flow hedges	6,034	12,379	-	18,413
Remeasurement of defined benefit pension plans	-	18,891	(18,891)	-
Exchange differences on translating foreign operations	337,678	175,525	-	513,203
Insurance finance income (expenses)	(1,911,350)	727,716	-	(1,183,634)
Share of other comprehensive income of investments accounted for using the equity method	2,864	3,699	-	6,563
Other	336	(144)	-	192

Total	(677,989)	82,012	(18,593)	(614,570)

	Yen in millions
	Balance at April 1, 2023	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at March 31, 2024
Changes in equity instruments measured at fair value through other comprehensive income	(9,152)	(53,814)	(12,326)	(75,292)
Changes in debt instruments measured at fair value through other comprehensive income	39,845	(704,636)	-	(664,791)
Cash flow hedges	18,413	1,352	-	19,765
Remeasurement of defined benefit pension plans	-	25,875	(25,875)	-
Exchange differences on translating foreign operations	513,203	439,490	-	952,693
Insurance finance income (expenses)	(1,183,634)	563,396	-	(620,238)
Share of other comprehensive income of investments accounted for using the equity method	6,563	5,348	(20)	11,891
Other	192	(283)	-	(91)

Total	(614,570)	276,728	(38,221)	(376,063)

F-
97

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at April 1, 2024	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at March 31, 2025
Changes in equity instruments measured at fair value through other comprehensive income	(75,292)	(12,531)	29,508	(58,315)

Changes in debt instruments measured at fair value through other comprehensive income	(664,791)	(681,515)	-	(1,346,306)

Cash flow hedges	19,765	(4,295)	-	15,470

Remeasurement of defined benefit pension plans	-	10,583	(10,583)	-

Exchange differences on translating foreign operations	952,693	(79,179)	-	873,514

Insurance finance income (expenses)	(620,238)	568,291	(8,738)	(60,685)

Share of other comprehensive income of investments accounted for using the equity method	11,891	(1,248)	(1)	10,642

Other	(91)	(676)	-	(767)

Total	(376,063)	(200,570)	10,186	(566,447)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Each component of other comprehensive income and the related tax effect including noncontrolling interests for the fiscal years ended March 31, 2023, 2024 and 2025 are as follows:

	Yen in millions
	Fiscal year ended March 31
Comprehensive income components	2023	2024	2025
Items that will not be reclassified to profit or loss

Changes in equity instruments measured at fair value through other comprehensive income

Amount incurred during the year	(45,708)	(70,838)	(16,607)

Total before tax	(45,708)	(70,838)	(16,607)

Tax expense or (benefit)	8,846	17,024	4,076

Net of tax	(36,862)	(53,814)	(12,531)

Remeasurement of defined benefit pension plans
Amount incurred during the year	27,136	37,225	15,133

Total before tax	27,136	37,225	15,133

Tax expense or (benefit)	(8,245)	(11,350)	(4,550)

Net of tax	18,891	25,875	10,583

Share of other comprehensive income of investments accounted for using the equity method

Amount incurred during the year	197	704	(1,287)

Total before tax	197	704	(1,287)

Tax expense or (benefit)	(52)	(91)	376

Net of tax	145	613	(911)

Total	(17,826)	(27,326)	(2,859)

Items that may be reclassified subsequently to profit or loss

Changes in debt instruments measured at fair value through other comprehensive income

Amount incurred during the year	(1,132,497)	(973,877)	(975,677)

Reclassification to profit or loss	(5,300)	(4,713)	4,537

Total before tax	(1,137,797)	(978,590)	(971,140)

Tax expense or (benefit)	318,605	273,954	289,625

Net of tax	(819,192)	(704,636)	(681,515)

Cash flow hedges
Amount incurred during the year	(12,975)	(15,032)	(5,384)

Reclassification to profit or loss	30,813	16,982	433

Total before tax	17,838	1,950	(4,951)

Tax expense or (benefit)	(5,459)	(598)	656

Net of tax	12,379	1,352	(4,295)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31
Comprehensive income components	2023	2024	2025

Insurance finance income (expenses)
Amount incurred during the year	1,010,717	782,495	788,366
Reclassification to profit or loss	-	-	-

Total before tax	1,010,717	782,495	788,366

Tax expense or (benefit)	(283,001)	(219,099)	(220,075)

Net of tax	727,716	563,396	568,291

Exchange differences on translating foreign operations
Amount incurred during the year	177,645	441,943	(78,193)

Reclassification to profit or loss	630	463	(1,073)

Total before tax	178,275	442,406	(79,266)

Tax expense or (benefit)	-	-	-

Net of tax	178,275	442,406	(79,266)
Share of other comprehensive income of investments accounted for using the equity method
Amount incurred during the year	3,554	4,735	(337)

Reclassification to profit or loss	-	-	-

Total before tax	3,554	4,735	(337)
Tax expense or (benefit)	-	-	-

Net of tax	3,554	4,735	(337)
Other
Amount incurred during the year	(200)	(393)	(953)

Reclassification to profit or loss	-	-	-

Total before tax	(200)	(393)	(953)

Tax expense or (benefit)	56	110	277

Net of tax	(144)	(283)	(676)

Total	102,588	306,970	(197,798)

Total other comprehensive income	84,762	279,644	(200,657)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

21.	Stock-based compensation plans
The stock-based compensation expense for the fiscal years ended March 31, 2023, 2024 and 2025 was 15,781 million yen, 21,657 million yen and 29,416 million yen, respectively.
Sony Group Corporation has stock-based compensation plans primarily in the form of a stock option plan for Corporate Executive Officers and employees of Sony Group Corporation, and the directors, other officers and employees of its subsidiaries, and a restricted stock unit plan (the “RSU Plan”) for Directors, Senior Executives, other officers and employees of Sony Group Corporation, and the directors, other officers and employees of its subsidiaries.
(1) Stock option plan
The stock acquisition rights granted under the stock option plan primarily have a three-year vesting schedule and are exercisable up to 10 years from the date of grant. Sony Group Corporation either issues new shares of common stock or reissues existing treasury stock upon the exercise of these rights.
As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock. The following weighted-average fair value per share at the date of grant of stock acquisition rights, the number of shares, the weighted-average exercise price, the weighted-average stock price at the time when the stock acquisition rights were exercised, the exercise price and the balance of unexercised stock acquisition rights at the end of the fiscal year are calculated assuming that the stock split was implemented at the beginning of the fiscal year ended March 31, 2023.
The fair value of stock acquisition rights on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2023, 2024 and 2025 was estimated using the Black-Scholes model, and the weighted-average fair value per share right

at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2023, 2024 and 2025 was 625 yen, 733 yen and 875 yen, respectively. A summary of the activities regarding the stock option plan during the fiscal years ended March 31, 2023, 2024 and 2025 is as follows:

	Fiscal year ended March 31
	2023		2024		2025
	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
		Yen		Yen		Yen
Outstanding at beginning of the fiscal year	82,721,500	1,879	98,457,500	2,062	97,809,500	2,330

Granted	23,721,500	2,196	12,190,500	2,533	4,302,800	2,927

Exercised	6,304,000	1,113	10,608,500	1,359	18,930,500	1,843

Forfeited or expired	1,681,500	2,531	2,230,000	2,660	2,012,500	2,796

Outstanding at end of the fiscal year	98,457,500	2,062	97,809,500	2,330	81,169,300	2,442

Exercisable at end of the fiscal year	48,415,000	1,607	59,409,500	2,166	59,515,500	2,403
The weighted-average stock price at the time when the stock acquisition rights were exercised during the fiscal years ended March 31, 2023, 2024 and 2025 was 2,281 yen, 2,629 yen and 3,238 yen, respectively.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

A summary of unexercised stock acquisition rights as of March 31, 2023, 2024 and 2025 is as follows:

Series	Date of grant	Exercise term	Exercise price	Outstanding at end of the fiscal year (shares)
				2023	2024	2025
26 th	November 20, 2013	November 20, 2014 to November 19, 2023	¥402	72,000	-	-
27 th	November 20, 2013	November 20, 2014 to November 19, 2023	$4.01	553,500	-	-
28 th	November 20, 2014	November 20, 2015 to November 19, 2024	¥483	662,500	417,500	-
29 th	November 20, 2014	November 20, 2015 to November 19, 2024	$4.14	677,500	613,500	-
30 th	November 19, 2015	November 19, 2016 to November 18, 2025	¥681	934,500	445,000	230,500
31 st	November 19, 2015	November 19, 2016 to November 18, 2025	$5.51	741,000	656,500	337,000
32 nd	November 22, 2016	November 22, 2017 to November 21, 2026	¥673	1,952,000	1,157,000	755,500
33 rd	November 22, 2016	November 22, 2017 to November 21, 2026	$6.22	1,652,500	1,430,500	983,000
34 th	November 21, 2017	November 21, 2018 to November 20, 2027	¥1,047	2,171,000	1,401,000	944,500
35 th	November 21, 2017	November 21, 2018 to November 20, 2027	$9.15	3,102,500	2,528,500	1,486,500
36 th	February 28, 2018	February 28, 2019 to February 27, 2028	¥1,089	19,500	7,500	4,500
38 th	November 20, 2018	November 20, 2019 to November 19, 2028	¥1,288	4,199,500	2,983,500	2,308,500
39 th	November 20, 2018	November 20, 2019 to November 19, 2028	$11.25	3,802,500	3,271,500	1,926,500
40 th	November 20, 2019	November 20, 2020 to November 19, 2029	¥1,341	6,050,500	4,373,000	2,799,000
41 st	November 20, 2019	November 20, 2020 to November 19, 2029	$12.20	5,381,500	4,582,000	2,736,000
42 nd	April 17, 2020	April 17, 2021 to April 16, 2030	$12.75	66,500	-	-
43 rd	November 18, 2020	November 18, 2021 to November 17, 2030	¥1,848	10,302,000	8,270,000	6,386,000
44 th	November 18, 2020	November 18, 2021 to November 17, 2030	$17.50	9,310,500	8,573,000	5,641,000
45 th	November 18, 2021	November 18, 2022 to November 17, 2031	¥2,870	11,837,500	11,656,000	10,635,000
46 th	November 18, 2021	November 18, 2022 to November 17, 2031	$24.98	11,385,500	10,689,000	10,119,500
47 th	November 16, 2022	November 16, 2023 to November 15, 2032	¥2,278	12,135,500	12,006,000	10,686,500
48 th	November 16, 2022	November 16, 2023 to November 15, 2032	$15.58	11,447,500	10,620,000	7,836,500
49 th	November 27, 2023	November 27, 2024 to November 26, 2033	¥2,589	-	6,471,000	6,392,000
50 th	November 27, 2023	November 27, 2024 to November 26, 2033	$17.10	-	5,657,500	4,658,500
51 st	November 25, 2024	November 25, 2025 to November 24, 2034	¥2,948	-	-	2,867,000
52 nd	November 25, 2024	November 25, 2025 to November 24, 2034	$18.93	-	-	1,435,800

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2) Restricted stock unit plan
The restricted stock units granted under the RSU Plan primarily have a three-year vesting schedule. Upon vesting, Sony Group Corporation promptly delivers shares of common stock, the number of which is equal to the number of units vested. Sony Group Corporation either issues new shares of common stock or reissues existing treasury stock upon delivering shares of common stock.
As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock. The following number of units of the restricted stock units and the weighted-average fair value per share on the grant date are calculated assuming that the stock split was implemented at the beginning of the fiscal year ended March 31, 2023.
A summary of the activities regarding the restricted stock unit plan during the fiscal years ended March 31, 2023, 2024 and 2025 is as follows:

	Fiscal year ended March 31
	2023	2024	2025
	Number of units	Number of units	Number of units
Outstanding at beginning of the fiscal year	-	2,443,150	8,255,925

Granted	2,499,210	6,913,640	10,215,944

Vesting	-	757,040	2,746,775

Forfeited	56,060	343,825	635,243

Outstanding at end of the fiscal year	2,443,150	8,255,925	15,089,851

The fair value of restricted stock units on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2023, 2024 and 2025 was based on the closing price per share of common stock on the grant date, adjusted to reflect the expected dividends not received during the vesting period. The weighted-average fair value per share on the grant date of the restricted stock units during the fiscal years ended March 31, 2023, 2024 and 2025 is as follows:

	Fiscal year ended March 31
	2023	2024		2025
Date of grant	November 25, 2022	July 25, 2023	November 27, 2023	July 25, 2024	November 25, 2024
The weighted-average fair value (Yen)	2,295	2,587	2,532	2,644	2,944

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

22.	Revenue

(1)	Contract balances
Receivables from contracts with customers, contract assets and contract liabilities are comprised of the following:

	Yen in millions
	April 1	March 31
	2023	2024	2025
Receivables from contracts with customers *1	1,679,106	1,931,631	1,736,079
Contract assets *2	19,355	17,820	7,973
Contract liabilities *3	508,454	534,432	632,912

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
Contract liabilities principally relate to customer advances received prior to performance. Revenues of 303,779 million yen, 444,964 million yen and 461,340 million yen were recognized during the fiscal years ended March 31, 2023, 2024 and 2025, respectively, which were included in the balance of contract liabilities as of April 1, 2022, 2023 and 2024, respectively. The amount of revenue recognized from performance obligations satisfied or partially satisfied in the previous periods is not significant.

(2)	Performance obligations
Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude contracts with an expected original duration of one year
or less. The following table shows the summary of the transaction prices allocated to remaining performance obligations that are unsatisfied as of March 31, 2024 and 2025, respectively, of which more than half are expected to be recognized within one year and substantially all within three years. The amount of the transaction price related to variable consideration is included only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue to be recognized will not occur.

	Yen in millions
	March 31
	2024	2025
Pictures - Motion Pictures and Television Productions *1	813,790	748,517
Pictures - Media Networks	10,027	9,094
Music *2	112,609	116,184
Others	58,717	69,587

*1	For Motion Pictures and Television Productions in the Pictures segment, Sony has included all contracts regardless of duration.
*2	The amount included in the Music segment primarily consists of minimum royalty guarantees or fixed fees in contracts related to license revenue for ongoing access to an evolving library of content.

F-
104

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Contract costs
Contract costs are comprised as follows:

	Yen in millions
	March 31
	2024	2025

Incremental costs of obtaining a contract	6,882	12,901
Sony applies practical expedients to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset that otherwise would have been recognized is one year or less. The amortization of 4,686 million yen, 4,562 million yen and 2,380 million yen was recognized during the fiscal years ended March 31, 2023, 2024 and 2025, respectively. The incremental costs of obtaining a contract are primarily recognized in the ET&S segment for the internet-related service business and amortized to expense over the customer’s usage period for such service.

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
Other operating (income) expense, net is comprised of the following:

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Gain on transfer of a portion of shares of Sony Payment Services *1	-	(19,763)	-
(Gain) loss on purchase/sale of interests in subsidiaries and associates, net	(4,318)	(6,905)	(18,426)
(Gain) loss on sale, disposal or impairment of assets, net *2	(417)	(4,675)	16,102
Other	(7,286)	1,939	(6,917)

	(12,021)	(29,404)	(9,241)

*1	Refer to Note 8.
*2	Refer to Notes 9 and 11.

(2)	Research and development expenditures
Research and development expenditures recognized as an expense for the fiscal years ended March 31, 2023, 2024 and 2025 were 735,698 million yen, 742,772 million yen and 734,578 million yen, respectively.

(3)	Advertising costs
Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2023, 2024 and 2025 were 391,131 million yen, 422,655 million yen and 413,795 million yen, respectively.

(4)	Shipping and handling costs
Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2023, 2024 and 2025 were 95,208 million yen, 85,108 million yen and 86,762 million yen, respectively, which included the internal transportation costs of finished goods.

F-
105

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

24.	Financial income and expense
Financial income

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Interest income
Financial assets measured at AC	22,399	37,580	50,925
Dividends
Financial assets measured at FVOCI	3,488	1,138	1,390
Gain on revaluation of equity instruments
Financial assets measured at FVPL *2	-	71,385	77,755
Other	5,171	15,494	8,954

Total	31,058	125,597	139,024

Financial expenses

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Interest expense
Financial liabilities measured at AC	16,016	28,163	25,476
Other	10,382	12,833	15,400
Foreign exchange loss, net *1	14,489	6,989	1,902
Loss on revaluation of equity instruments
Financial assets measured at FVPL *2	4,623	-	-
Other	13,441	17,781	29,683

Total	58,951	65,766	72,461

*1	Foreign exchange loss, net includes gains or losses from foreign exchange contracts.
*2
Shares of Spotify Technology S.A. (“Spotify”) held by Sony are classified as equity securities required to be measured at fair value through profit or loss. The revaluation of the Spotify shares, which reflects
costs to be paid to Sony’s artists and distributed labels as well as the changes in the fair value of derivatives utilized to hedge exposure to market fluctuation risk, owned as of March 31, 2023, 2024 and 2025 resulted in an unrealized loss of 7,787 million yen (58 million U.S. dollars), an unrealized gain of 64,764 million yen (440 million U.S. dollars) and 69,019 million yen (443 million U.S. dollars), respectively.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

25.	Income taxes
Income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Income (loss) before income taxes:	1,274,496	1,268,662	1,473,726

Income tax expenses

Current	304,881	271,045	292,287

Deferred	(42,158)	17,123	21,552

Total income tax expense	262,723	288,168	313,839

For the fiscal year ended March 31, 2023, 2024 and 2025 the domestic components of the amount of income tax expenses were 157,745 million yen, 169,821 million yen and 120,578 million yen, respectively, and the foreign components of the amount of income tax expenses were 104,978 million yen, 118,347 million yen and 193,261 million yen, respectively.
Income tax expenses for the fiscal year ended March 31, 2025 included the impact of decreases in tax expense from the repayment of capital from a subsidiary and the dissolution of a subsidiary. The amounts of decreases were 48,373 million yen and 35,278 million yen, respectively.

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2023	2024	2025

Statutory tax rate	31.5%	31.5%	31.5%

Non-deductible expenses	0.2	0.3	0.3

Income tax credits	(3.0)	(3.3)	(1.4)

Change in statutory tax rate	(0.1)	0.1	1.3

Change in unrecognized deferred tax assets	(1.0)	(2.1)	(5.2)

Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and affiliates	1.5	0.9	0.4

Lower tax rate applied to life and non-life insurance business in Japan	(0.9)	(0.4)	(0.3)

Foreign income tax differential	(6.0)	(4.9)	(5.9)

Recording or reversal of liabilities for uncertain tax positions	(0.3)	0.1	0.1

Controlled Foreign Company taxation in Japan	(2.0)	0.0	0.1

Other	0.7	0.5	0.4

Effective income tax rate	20.6%	22.7%	21.3%

Sony recognizes deferred tax assets, which include temporary differences, net operating losses and tax credits, to the extent that it is probable that taxable profit will be available against which the assets can be utilized. The realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction.
In Japan, the Act for Partial Amendment of Income Tax Act, etc. (Act No. 13 of 2025) was promulgated on March 31, 2025, according to which the corporate tax rate will increase from the fiscal year beginning on or after April 1, 2026. As a result, the statutory tax rate from the fiscal year ending March 31, 2027 and thereafter will be approximately
 32.3%.

F-
107

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The schedules of deferred tax assets and liabilities by major cause of their occurrence are as follows:

	Yen in millions
	Fiscal year ended March 31, 2024
	Beginning balance	Recognized in profit or loss	Recognized in other comprehensive income	Changes accompanying business combination	Recognized directly in equity	Other*	Ending balance
Deferred tax assets:
Operating loss carryforwards for tax purposes	81,088	(11,765)	-	460	-	7,758	77,541
Defined benefit liabilities	67,135	16,287	(11,350)	-	(613)	4,088	75,547
Amortization including content assets	2,217	14,293	-	-	-	3,109	19,619
Lease liabilities	118,847	17,154	-	-	-	(271)	135,730
Warranty reserves and accrued expenses	149,982	7,918	-	-	-	9,502	167,402
Inventories	44,723	2,892	-	-	-	1,192	48,807
Depreciation	40,052	(663)	-	-	-	2,214	41,603
Equity securities measured at FVPL	-	-	17,230	-	-	2,010	19,240
Debt securities measured at FVOCI	27,581	74,703	273,954	-	-	6,289	382,527
Tax credit carryforwards	36,224	11,698	-	2,991	-	6,733	57,646
Loss allowances	6,150	3,525	-	-	-	1,066	10,741
Impairment of investments	6,052	2,279	-	-	-	(551)	7,780
Deferred revenue	53,440	(11,697)	-	-	-	6,711	48,454
Other	224,572	47,828	(598)	(7,352)	(1,005)	25,836	289,281

Total deferred tax assets	858,063	174,452	279,236	(3,901)	(1,618)	75,686	1,381,918

Deferred tax liabilities:
Insurance contract liabilities	(203,719)	(79,827)	(219,099)	-	-	2,936	(499,709)
Right-of-use assets	(96,069)	(16,775)	-	-	-	(396)	(113,240)
Equity securities measured at FVOCI	(4,377)	4,389	(206)	-	-	194	-
Equity securities measured at FVPL	(24,567)	(24,753)	-	-	-	(3,014)	(52,334)
Intangible assets acquired through stock exchange offerings	(23,949)	-	-	-	-	-	(23,949)
Intangible assets derived from EMI Music Publishing acquisition	(105,956)	3,466	-	-	-	(14,501)	(116,991)
Undistributed earnings of foreign subsidiaries and affiliates	(69,590)	(6,856)	-	-	-	(8,505)	(84,951)
Investment in M3, Inc.	(47,338)	(5,287)	-	-	-	-	(52,625)
Other	(7,012)	(65,932)	19	(5,295)	(20)	(26,753)	(104,993)

Total deferred tax liabilities	(582,577)	(191,575)	(219,286)	(5,295)	(20)	(50,039)	(1,048,792)

*	Other mainly consists of exchange differences on translating foreign operations.

F-
108

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2025
	Beginning balance	Recognized in profit or loss	Recognized in other comprehensive income	Changes accompanying business combination	Recognized directly in equity	Other*	Ending balance

Deferred tax assets:
Operating loss carryforwards for tax purposes	77,541	2,270	(2)	567	-	1,015	81,391
Defined benefit liabilities	75,547	(475)	(4,550)	-	-	(7,549)	62,973
Amortization including content assets	19,619	8,903	-	-	-	(450)	28,072
Lease liabilities	135,730	10,457	-	-	-	(10,913)	135,274
Warranty reserves and accrued expenses	167,402	11,737	-	3	-	(4,370)	174,772
Inventories	48,807	(3,504)	-	-	-	1,174	46,477
Depreciation	41,603	(477)	-	-	-	(2,232)	38,894
Equity securities measured at FVPL	19,240	(9,781)	4,076	-	-	(669)	12,866
Debt securities measured at FVOCI	382,527	4,309	289,625	-	-	(100,198)	576,263
Tax credit carryforwards	57,646	4,219	-	57	-	(325)	61,597
Loss allowances	10,741	152	-	-	-	1,110	12,003
Impairment of investments	7,780	51,863	-	-	-	(5,435)	54,208
Deferred revenue	48,454	24,147	-	-	-	(1)	72,600
Other	289,281	68,523	656	523	3,125	114,347	476,455

Total deferred tax assets	1,381,918	172,343	289,805	1,150	3,125	(14,496)	1,833,845

Deferred tax liabilities:
Insurance contract liabilities	(499,709)	(67,854)	(219,798)	-	-	67,524	(719,837)
Right-of-use assets	(113,240)	(8,529)	-	-	-	1,239	(120,530)
Equity securities measured at FVPL	(52,334)	(48,477)	-	-	-	660	(100,151)
Intangible assets acquired through stock exchange offerings	(23,949)	-	-	-	-	-	(23,949)
Intangible assets derived from EMI Music Publishing acquisition	(116,991)	2,252	-	-	-	1,215	(113,524)
Undistributed earnings of foreign subsidiaries and affiliates	(84,951)	(16,303)	19	-	-	2,009	(99,226)
Investment in M3, Inc.	(52,625)	(4,346)	-	-	-	-	(56,971)
Other	(104,993)	(50,638)	376	(4,702)	7	(55,651)	(215,601)

Total deferred tax liabilities	(1,048,792)	(193,895)	(219,403)	(4,702)	7	16,996	(1,449,789)

*	Other includes exchange differences on translating foreign operations and others.

F-
109

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

As of March 31, 2024 and 2025, based on the assessment of recoverability of deferred tax assets, Sony continued not to recognize the deferred tax assets at some entities in Japan, Sony Mobile Communications AB in Sweden, Sony Europe B.V. in the United Kingdom, certain subsidiaries in Brazil, and certain subsidiaries in other tax jurisdictions.
As of March 31, 2024 and 2025, the deductible temporary differences, operating loss carryforwards and tax credit carryforwards for which no deferred tax asset is recognized are as follows:

	Yen in millions
	Fiscal year ended March 31
	2024	2025
Deductible temporary differences	134,602	131,442
Operating loss carryforwards	1,424,553	1,465,002
Tax credit carryforwards	16,869	12,139
As of March 31, 2024 and 2025, the expected expiration period of the operating loss carryforwards for which no deferred tax asset is recognized are as follows:

	Yen in millions
	Fiscal year ended March 31
	2024	2025
Within 5 years	494,989	362,529
Over 5 years to 10 years	274,044	459,335
Over 10 years to 15 years	28,601	31,198
Over 15 years	15,592	16,575
No expiration period	611,327	595,365

Total	1,424,553	1,465,002

As of March 31, 2024 and 2025, the expected expiration period of the tax credit carryforwards for which no deferred tax asset is recognized was mostly within 5 years.
Deferred tax liabilities are not recognized on the taxable temporary differences for undistributed earnings of certain foreign subsidiaries and corporate joint ventures which are not expected to be remitted in the foreseeable future. As of March 31, 2024 and 2025, such taxable temporary differences amounted to 1,122,164 million yen and 1,117,684 million yen, respectively. The tax basis of these undistributed earnings was approximately 17,955 million yen and 17,883 million yen, respectively. In addition, deferred tax liabilities are not recognized on the taxable temporary differences in subsidiaries, including a gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991 and the remeasurement gain on 116,939 million yen for the pre-owned
equity interest in EMI Music Publishing acquired in November 2018. Sony does not anticipate any significant tax consequences on the possible future disposition of these investments based on its tax planning strategies.
In addition, the deductible temporary differences arising from the translation adjustments for the foreign operations for which deferred tax assets are not recognized as of March 31, 2024 and 2025 amounted to 275,810 million yen and 173,711 million yen, respectively. The taxable temporary differences arising from the translation adjustments for the foreign operations for which deferred tax liabilities are not recognized as of March 31, 2024 and 2025 amounted to 1,228,503 million yen and 1,047,225 million yen, respectively.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony applies the “International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12)” that the IASB issued in May 2023. Sony does not recognize or disclose deferred tax assets and deferred tax liabilities related to taxes arising from the taxation associated with the Pillar Two Model Rules, applying the temporary exemption provisions stipulated by the Amendments to IAS 12.
In Japan, the Act for Partial Amendment of Income Tax Act, etc. (Act No. 3 of 2023) to implement the global minimum tax in accordance with the Pillar Two Model Rules, was enacted on March 28, 2023. This new tax reform statute applies to Sony from the fiscal year ended March 31, 2025. Sony estimated and recognized corporate income tax expense arising from this global minimum tax based on the financial information available at the reporting date. The impact on the consolidated financial statements was not material.

26.	Reconciliation of the differences between basic and diluted EPS
Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2023, 2024 and 2025 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Net income attributable to Sony Group Corporation’s stockholders	1,005,277	970,573	1,141,600

Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:

Zero coupon convertible bonds	51	-	-

Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	1,005,328	970,573	1,141,600

	Thousands of shares
	Fiscal year ended March 31
	2023	2024	2025
Weighted-average shares outstanding for basic EPS computation	6,178,504	6,156,210	6,049,652

Effect of dilutive securities:

Stock options	18,085	18,398	18,862

Restricted stock units	152	2,047	6,550

Zero coupon convertible bonds	10,148	-	-

Weighted-average shares for diluted EPS computation	6,206,889	6,176,655	6,075,064

	Yen
	Fiscal year ended March 31
	2023	2024	2025
Basic EPS	162.71	157.66	188.71

Diluted EPS	161.97	157.14	187.92

Notes:

1.
Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2023, 2024 and 2025 were 56,117 thousand shares, 34,474 thousand shares and 14,422 thousand shares, respectively, which consisted of stock options.

2.
As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock. Basic and diluted EPS are calculated assuming that the stock split was implemented at the beginning of the fiscal year ended March 31, 2023.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

(2)	Classification of cash flows of content assets
Sony classifies the cash flows from the additions, except for additions from purchases of businesses and other, and disposals of content assets as cash flows from operating activities in the consolidated statements of cash flows because the additions and disposals of content assets are derived from the principal revenue-producing activities of Sony.

(3)	Interest and dividends

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Interest received
Financial services revenue	224,137	244,292	260,725
Financial income	20,872	36,295	49,582
Dividends received
Financial services revenue	23,409	52,760	41,214
Financial income	3,488	1,138	1,390
Interest paid
Financial services expenses	27,352	74,857	91,431
Financial expenses	11,663	22,667	21,829
The above are items presented in the consolidated statements of income, which include cash flows for interest and dividends.
Sony classifies the cash flows from interest and dividends of the above as cash flows from operating activities in the consolidated statements of cash flows.

(4)	Non-cash investing and financing activities
Non-cash
investing and financing activities included an increase in ROU assets as a result of entering into lease contracts during the fiscal years ended March 31, 2023, 2024 and 2025, and the conversion of convertible bonds during the fiscal years ended March 31, 2023. Refer to (5) Reconciliation of liabilities arising from financing activities for more details.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(5)	Reconciliation of liabilities arising from financing activities

	Yen in millions
	Short-term borrowings	Long-term debt

Balance as of April 1, 2022	56,091	951,233

Net cash flows from financing activities	32,391	229,578
Acquisitions through business combinations	-	32,009
Non-cash items:
Conversion of convertible bonds	-	(26,563)
Obtaining assets by entering into lease contracts	-	127,322
Translation adjustment	4,533	22,684
Other	(369)	(13,936)

Total changes	36,555	371,094

Balance as of March 31, 2023	92,646	1,322,327

Net cash flows from financing activities	(18,370)	97,026
Acquisitions through business combinations	796	853
Non-cash items:
Obtaining assets by entering into lease contracts	-	101,039
Translation adjustment	12,097	76,168
Other	1,133	(11,400)

Total changes	(4,344)	263,686

Balance as of March 31, 2024	88,302	1,586,013

Net cash flows from financing activities	(28,585)	(41,787)
Acquisitions through business combinations	-	32,801
Non-cash items:
Obtaining assets by entering into lease contracts	-	115,087
Translation adjustment	(1,040)	(9,408)
Other	(8,036)	3,977

Total changes	(37,661)	100,670

Balance as of March 31, 2025	50,641	1,686,683

The amount of short-term borrowings and long-term debt associated with the insurance business and banking business operations, which are classified as cash flows from operating activities in the consolidated statements of cash flows, is excluded from the amount above.

(6)	Components of cash and cash equivalents

	Yen in millions
	March 31
	2023	2024	2025
Cash and demand deposits	1,227,541	1,535,476	1,885,112
Time deposits with original maturities of three months or less	76,452	63,169	126,375
Money market funds	116,607	219,559	709,460
Call loans	60,300	88,909	260,009

Total	1,480,900	1,907,113	2,980,956

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(7)	Acquisition of a group of assets that does not constitute a business
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
During the fiscal year ended March 31, 2025, Sony established a new joint venture in the Music segment with a third party partner, which acquired interests in companies that own certain music and other assets (the “target companies”) as well as music assets directly from other rights holders. Sony consolidated the joint venture through Sony’s majority interest and reflected the consideration of 133,064 million yen for the acquisition of the interests in the target companies in cash flows from investing activities as “Payments for purchases of businesses and other.” Sony primarily recognized 116,289 million yen of content assets (music catalogs) and 11,501 million yen of other intangible assets from the acquisition of the interests in the target companies. The acquisition of the interests in the target companies is accounted for as an acquisition of a group of assets that does not constitute a business. The consideration for the content assets (music catalogs) directly acquired from other rights holders was 84,382 million yen, which was recorded in cash flows from operating activities as “Increase in content assets.”

28.	Structured entities
Sony has, from time to time, entered into various arrangements with structured entities.

(1)	Consolidated structured entities
Sony consolidates investment funds as structured entities in the Financial Services segment. The investment funds are designed so that voting or similar rights are not the dominant factor in deciding who controls these entities, but it is determined that Sony has control over these structured entities. Sony has not provided and does not intend to provide any significant financial or other support to any of the consolidated structured entities without contractual obligations to the investment funds. The assets and liabilities of structured entities that are consolidated in the Financial Services segment are limited in their intended use by contractual arrangements. As of March 31, 2024 and 2025, the total assets of these structured entities are 3,653,520 million yen and 4,439,856 million yen, respectively.
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
In the Financial Services segment, Sony enters into securitization transactions for certain housing loans, involving unconsolidated structured entities. Sony derecognizes a financial asset when the contractual right to receive the cash flows from the financial asset is transferred, or when Sony retains the contractual right to receive the cash flows from the financial asset, but assumes a contractual obligation to pay the cash flows without reinvestment or material delay to other recipients in an arrangement, and substantially all the risks and rewards of ownership of the financial asset are transferred to another entity. Since the above securitization transactions do not meet the requirements for derecognition of financial assets, such transferred assets are not derecognized. Sony recorded 164,799 million yen and 150,953 million yen of transferred assets that do not meet the requirement for derecognition of financial assets included in investments and advances in the Financial Services segment as of March 31, 2024 and 2025, respectively. As of March 31, 2024 and 2025, the liabilities recorded from these securitization transactions were 166,024 million yen and 152,046 million yen, respectively, which are included in the current portion of long-term debt and long-term debt. The liabilities will be settled when the payment for the transferred assets is executed and until this time, Sony is unable to utilize the transferred assets. The transferee of the transferred assets has recourse only to the transferred asset, and as of March 31, 2024 and 2025, the fair value of the transferred assets are 167,071 million yen and 148,305 million yen, respectively, and the associated liabilities are 166,321 million yen and 147,673 million yen, respectively.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition to the above, in the Financial Services segment, Sony makes investments in structured entities. Sony’s investments in such structured entities include securitized products, foreign corporate bonds and other investments. The following tables present the carrying amount of the investments of unconsolidated structured entities, the presentation in the consolidated statements of financial position, and the maximum exposure to loss associated with these investments as of March 31, 2024 and 2025. Maximum exposure to loss does not reflect Sony’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Sony enters into to reduce its exposure.
The risks associated with structured entities in which Sony is involved are limited to the amount recorded in the consolidated statements of financial position and the amount of commitments.

	Yen in millions
	March 31, 2024
	Presentation in the consolidated statements of financial position			Maximum exposure to loss
	Investments and advances in the Financial Services segment (Current assets)	Investments and advances in the Financial Services segment (Non-current assets)	Other financial assets (Current assets)
Securitized products	-	461,309	-	461,309

Foreign corporate bonds *1	11,365	206,570	-	217,935

Other investments *2	-	456,705	24,836	503,683

Total	11,365	1,124,584	24,836	1,182,927

	Yen in millions
	March 31, 2025
	Presentation in the consolidated statements of financial position			Maximum exposure to loss
	Investments and advances in the Financial Services segment (Current assets)	Investments and advances in the Financial Services segment (Non-current assets)	Other financial assets (Current assets)
Securitized products	-	547,861	-	547,861

Foreign corporate bonds *1	22,071	219,935	-	242,006

Other investments *2	-	590,721	21,429	634,216

Total	22,071	1,358,517	21,429	1,424,083

*1 Foreign corporate bonds primarily include repackaged bonds.
*2 Other investments primarily include investment funds.

F-
115

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

29.	Subsidiaries
The following table sets forth the major consolidated subsidiaries owned, directly or indirectly, by Sony Group Corporation.

Name of company	Country of incorporation /residence	(As of March 31, 2025) Percentage owned

Sony Interactive Entertainment Inc.	Japan	100.0

Sony Music Entertainment (Japan) Inc.	Japan	100.0

Sony Corporation	Japan	100.0

Sony Global Manufacturing & Operations Corporation	Japan	100.0

Sony Network Communications Inc.	Japan	100.0

Sony Marketing Inc.	Japan	100.0

Sony Semiconductor Solutions Corporation	Japan	100.0

Sony Semiconductor Manufacturing Corporation	Japan	100.0

Sony Storage Media Solutions Corporation *	Japan	100.0

Sony Financial Group Inc.	Japan	100.0

Sony Life Insurance Co., Ltd.	Japan	100.0

Sony Bank Inc.	Japan	100.0

Sony Assurance Inc.	Japan	100.0

Sony Corporation of America	U.S.A.	100.0

Sony Interactive Entertainment LLC	U.S.A.	100.0

Sony Music Entertainment	U.S.A.	100.0

Sony Music Publishing LLC	U.S.A.	100.0

Sony Pictures Entertainment Inc.	U.S.A.	100.0

Sony Electronics Inc.	U.S.A.	100.0

Sony Interactive Entertainment Europe Ltd.	U.K.	100.0

Sony Europe B.V.	U.K.	100.0

Sony Global Treasury Services Plc	U.K.	100.0

Sony Overseas Holding B.V.	Netherlands	100.0

Sony (China) Limited	China	100.0

Sony EMCS (Malaysia) Sdn. Bhd.	Malaysia	100.0

Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0

*
The storage media business of Sony Storage Media Solutions Corporation was transferred to Sony Storage Media Manufacturing Corporation by way of an absorption-type split as of April 1, 2025, and Sony Storage Media Manufacturing Corporation changed its company name to Sony Storage Media Corporation.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

30.	Acquisitions

(1)	Fiscal year ended March 31, 2023
Acquisition of Bungie, Inc.
On July 15, 2022, Sony Interactive Entertainment LLC (“SIE”), a wholly-owned subsidiary of Sony, completed the acqui siti
on of 100% of the shares of Bungie, Inc. (“Bungie”), an independent videogame developer in the United States. As a result of this acquisition, Bungie has become a wholly-owned subsidiary of Sony. This acquisition gives SIE access to Bungie’s approach to live game services and technology expertise.
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
Sony’s consolidated statements of income for the fiscal year ended March 31, 2023 include net loss after inc
o
me taxes of 47,420 million yen (338 million U.S. dollars), attributable to Bungie since the acquisition date, including the deferred payments and other retention incentives arising out of this acquisition and amortization of intangible assets recognized as of the acquisition date. Revenue after elimination of intercompany transactions attributable to Bungie since the acquisition date for the fiscal year ended March 31, 2023 has not been presented because the revenue was not material.
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
Pro forma results of operations have not been presented because the effect of the acquisition is not material.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Other acquisitions
During the fiscal year ended March 31, 2023, Sony completed other acquisitions for a total consideration of 92,743 million yen which was paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 80,698 million yen of goodwill and 29,154 million yen of intangible assets.
During the fiscal year ended March 31, 2024, Sony completed certain acquisitions for a total consideration of 111,669 million yen which was paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 70,791 million yen of goodwill and 69,294 million yen of intangible assets.
During the fiscal year ended March 31, 2025, Sony completed certain acquisitions for a total consideration of 74,009 million yen which was paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 44,424 million yen of goodwill and 44,652 million yen of intangible assets.
No significant amounts were allocated to
in-process
research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Other information including pro forma results of operations has not been presented because the effects of other acquisitions, individually and in aggregate, were not material.
In addition, the effects of acquisitions of a group of assets that does not constitute a business are not included in this Note 30. For such effects, refer to Note 27(7).

31.	Related party transactions

(1)	Account balances and transactions with associates and joint ventures accounted for under the equity method
Primary account balances and transactions with associates and joint ventures accounted for under the equity method are as follows:

	Yen in millions
	March 31
	2024	2025
Trade and other accounts receivable
Associates	19,357	20,990
Joint ventures	3,913	3,854

Total	23,270	24,844

Other current assets
Associates	8,195	8,192
Joint ventures	-	-

Total	8,195	8,192

Accounts payable, trade
Associates	997	1,102
Joint ventures	265	55

Total	1,262	1,157

Short-term borrowings
Associates	3,070	5,401
Joint ventures	26,384	17,641

Total	29,454	23,042

Lease liabilities and other
Associates	78,102	79,987
Joint ventures	-	-

Total	78,102	79,987

Accounts payable for property, plant and equipment
Associates	16	49
Joint ventures	-	-

Total	16	49

F-1
18

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Sales
Associates	15,040	14,215	14,254
Joint ventures	30,220	34,199	34,415

Total	45,260	48,414	48,669

Purchases
Associates	4,450	6,385	5,171
Joint ventures	649	723	1,131

Total	5,099	7,108	6,302

Lease payments and other
Associates	13,720	15,467	16,931
Joint ventures	-	-	-

Total	13,720	15,467	16,931

Payments for property, plant and equipment
Associates	20,553	16	373
Joint ventures	-	-	-

Total	20,553	16	373

Sony has agreements with shareholders of associates to make cash investments in the associates in the future. The investment commitments as of March 31, 2024 amounted to 5,905 million yen.
Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees to joint ventures as of March 31, 2025 amounted to 3,856 million yen.

(2)	Compensation for key management personnel
Compensation for key management personnel for the fiscal years ended March 31, 2023, 2024 and 2025 is presented as follows:

	Yen in millions
	Fiscal year ended March 31
	2023	2024	2025
Short-term employee benefits	1,831	1,660	1,657
Stock-based compensation	1,928	2,917	4,431

Total	3,759	4,577	6,088

Compensation for key management personnel is the remuneration for Directors (including outside Directors) and Corporate Executive Officers of Sony Group Corporation.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

32.	Purchase commitments, contingent liabilities and other

(1)	Loan commitments
Subsidiaries in the Financial Services segment have lines of credit in accordance with loan agreements with their customers. As of March 31, 2024 and 2025, the total unused portion of the lines of credit extended under these contracts was 50,965 million yen and 27,564 million yen, respectively.

(2)	Purchase commitments
Purchase commitments for property, plant and equipment and intangible assets (excluding content assets) as of March 31, 2024 and 2025 amounted to 160,919 million yen and 205,881 million yen, respectively.
In addition to the above, Sony has purchase commitments for goods and services. There are no purchase commitments that are individually material to Sony, except for the following.
Purchase commitments in the Pictures segment as of March 31, 2024 and 2025, amounted to 188,592 million yen and 197,999 million yen, respectively. The major components of these are agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within four years from the end of each period.
Purchase commitments in the Music segment as of March 31, 2024 and 2025 amounted to 272,297 million yen and 283,211 million yen, respectively. The major components of these are contracts with recording artists, songwriters and production and sales companies of music software and videos for the future production, distribution and/or licensing of music products. These contracts cover various periods mainly within four years from the end of each period.
Purchase commitments in the G&NS segment as of March 31, 2024 and 2025 amounted to 33,436 million yen and 43,202 million yen, respectively. The major components of these are long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within four years from the end of each period.
Sony has entered into purchase contracts for materials. As of March 31, 2024 and 2025, Sony has committed to make payments of 211,930 million yen and 152,356 million yen, respectively, under such contracts.
Sony has entered into long-term contracts for the use of certain IT services. As of March 31, 2025, Sony has committed to make payments of 251,478 million yen under such contracts.

(3)	Litigation
Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees
Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2024 and 2025 amounted to 410 million yen and 4,161 million yen, respectively.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

33.	Subsequent events
(Determination of plan regarding the execution of a partial spin-off of Sony Financial Group Inc.)
At a meeting of Sony Group Corporation’s Board of Directors (the “Board”) held on May 14, 2025, Sony Group Corporation decided to submit a resolution for the execution of a partial spin-off (the “Partial Spin-off of the Financial Services business”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary engaged in the Financial Services business, as of October 1, 2025, to the Board in early September 2025. In the Partial Spin-off of the Financial Services business, Sony Group Corporation plans to distribute slightly more than 80% of
the shares of common stock of SFGI (“SFGI share(s)”) to shareholders of Sony Group Corporation through dividends in kind. As a result of the Board resolution on May 14, 2025 on the plan for the execution of the Partial Spin-off of the Financial Services business, the Financial Services business will be classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations,” from the first quarter of the fiscal year ending March 31, 2026. As a result, in the consolidated statements of income, consolidated statements of comprehensive income and consolidated statements of cash flows, revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, will be separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income or loss from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively. Additionally, in the consolidated statements of financial position, assets and liabilities of the Financial Services business will be classified as a disposal group held for distribution to owners. Accumulated other comprehensive income directly related to the disposal group will also be classified as held for distribution to owners.
The disposal group classified as held for distribution to owners will be valued at the lower of its carrying amount, or its fair value less the incremental costs directly attributable to the distribution of the disposal group, excluding finance costs and income tax expense. If the fair value after deducting such incremental costs is less than the carrying amount, the difference will be recorded as a loss within net income or loss from discontinued operations.
Upon the resolution of the Board for the distribution of dividends in kind, in accordance with IFRIC
®
Interpretation 17 “Distributions of Non-cash Assets to Owners,” Sony Group Corporation will reduce its equity by an amount equal to the fair value of the SFGI shares to be distributed as dividends in kind and record such reduction in equity as a liability.
In addition, upon the execution of the Partial Spin-off of the Financial Services business, Sony Group Corporation will account for the loss of control of the Financial Services business (“deconsolidation”) in accordance with IFRS 10 “Consolidated Financial Statements.” In addition to the derecognition of assets and liabilities of the Financial Services business which had been classified as the disposal group, such deconsolidation mainly includes the following treatments: (1) reducing the amount of the liability corresponding to the fair value of the SFGI shares to be distributed as dividends in kind, and recording the difference between the fair value of such SFGI shares and the carrying amount of the portion of the disposal group corresponding to the equity interest in SFGI to be distributed as dividends in kind in net income or loss from discontinued operations; (2) reclassifying the Financial Services business’s accumulated other comprehensive income balance at the time of deconsolidation, which is mainly related to debt instruments and insurance contract liabilities, to net income or loss from discontinued operations (For reference, the total accumulated other comprehensive income recorded in the Financial

Services business as of the end of March 2025 was a loss of
approximately 1.4 trillion
yen. This accounting treatment is a reclassification between items within equity and does not affect the amount of total equity in the consolidated statements of financial position.); and (3) remeasuring the SFGI shares that Sony Group Corporation retains after the Partial Spin-off of the Financial Services business at fair value, and recording any difference between the carrying amount of the disposal group corresponding to the equity interest in SFGI which Sony Group Corporation retains and such fair value in net income or loss from discontinued operations.
After the execution of the Partial Spin-off of the Financial Services business, it is expected that Sony Group Corporation will hold slightly less than 20% of
SFGI shares and SFGI will no longer be a consolidated subsidiary of Sony Group Corporation, but will become an affiliate of Sony Group Corporation accounted for using the equity method.
(Establishment of a facility for the repurchase of shares of its own common stock)
Sony Group Corporation approved the establishment of the following facility for the repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of its Board of Directors held on May 14, 2025.

1.	Total number of shares for repurchase: 100 million shares (maximum)

2.	Total purchase price for repurchase of shares: 250 billion yen (maximum)

3.	Period of repurchase: May 15, 2025 to May 14, 2026

F-1
21