Form 20-F
period 2026-03-31
Sony Group Corp
filed 2026-06-18
CIK 313838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
 March 31, 2026
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

	Outstanding as of
	March 31, 2026	March 31, 2026
Title of Class	(Tokyo Time)	(New York Time)
Common Stock	5,907,667,254
American Depositary Shares		523,381,332
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

(xiv)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;

(xv)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xvi)	the outcome of pending and/or future legal and/or regulatory proceedings.

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

At a meeting of Sony Group Corporation’s Board of Directors held on May 14, 2025, Sony Group Corporation decided on a plan for the execution of a partial spin-off of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary engaged in the Financial Services business, as of October 1, 2025 (the “Partial Spin-off of the Financial Services business”). In accordance with the resolution, the Financial Services business was classified as a discontinued operation and has been excluded from the reporting segments. Consequently, the figures for comparative periods have been re-presented (refer to Note 33 of the consolidated financial statements).

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

The competitive factors Sony faces vary depending on the nature of the business. For example, in the Game & Network Services (“G&NS”), Music and Pictures segments, Sony competes for talent, such as game creators, artists, songwriters, actors, directors and producers, and for entertainment content that is created, acquired, licensed and/or distributed. Competition for talent and appealing content can lead to lower profitability if the higher costs required for such talent and content acquisition cannot be recouped through greater sales. In addition, the evolution of innovative technologies such as artificial intelligence (“AI”) and the use of them by competitors may impact Sony’s existing business models. In the G&NS, Music and Pictures segments, operating results can be impacted by worldwide consumer acceptance of their products, which is difficult to predict, and by alternative forms of entertainment and leisure activities available to consumers, as well as by competing products released or sold at or near the same time.

In the G&NS, Entertainment, Technology & Services (“ET&S”) and Imaging & Sensing Solutions (“I&SS”) segments, Sony competes on the basis of various factors including price and function, and price competition can lead to lower margins when costs cannot be reduced at a proportional rate. Even for those products where Sony believes it has a strong competitive advantage, such as image sensors, it is possible that its competitors’ technological capabilities will accelerate such that Sony would be unable to maintain its advantageous market position. Additionally, in terms of consumer electronics products, to produce products that appeal to changing and increasingly diverse consumer preferences, including constantly changing consumer interest in minimizing energy consumption and selecting materials with environmental considerations in mind for both products and packaging, or to overcome the fact that a relatively high percentage of consumers already possess similar products, Sony must develop superior technology, anticipate consumer tastes, and rapidly develop attractive and differentiated products with competitive prices and features. Sony faces increasingly intense pricing pressure from competitors, retailer consolidation, new sales/distribution channels, and shorter product cycles in a variety of consumer product categories. If Sony is unable to maintain its advantageous market position in the fields in which it has a technological or other competitive advantage, Sony is unable to effectively anticipate and counter the ongoing price erosion that frequently affects its consumer products or the cost pressures affecting its businesses, there is a change in existing business models or consumer preferences, or the average prices of Sony’s products decrease faster than Sony is able to reduce manufacturing costs, Sony’s operating results and financial condition may be adversely impacted.

To remain competitive and stimulate customer demand, Sony must invest in research and development to achieve product and service innovations and successfully manage frequent introductions of such new products and services.

To strengthen the competitiveness of its products and services, Sony continues to invest in research and development (“R&D”), particularly in growth areas such as the G&NS and I&SS segments. However, Sony may not be successful in investing in R&D if it fails to identify products, services and market trends with significant growth potential. In addition, Sony’s investments may not yield the innovation or the expected results quickly enough, or competitors may lead Sony in technological innovation. This may hinder Sony’s ability to commercialize new and competitive products and services.

Sony must continually introduce and enhance products and services, and stimulate and sustain customer demand for them. Sales of these products and services are particularly sensitive to consumer demand in the year-end holiday season. In the G&NS segment, the successful introduction and penetration of gaming platforms, including game streaming, is a significant factor driving sales and profitability, and this success is affected by the ability to provide customers with attractive software line-ups and online services. However, there is no assurance that major contributors to this effort, such as third-party software developers and publishers, will continue to develop and release software, and transaction terms for software and related services with such contributors may be subject to change. In addition, Sony believes that integrating its hardware, software, including AI, entertainment content and network services and minimizing their energy consumption, as well as investing in R&D to effect such integration, is essential in generating revenue growth and profitability. However, this strategy depends on its ability to further develop AI and network services technologies, coordinate and prioritize strategic and operational issues among Sony’s various business units and sales channels, continually introduce enhanced, energy efficient and competitively priced hardware that is seamlessly connected to energy efficient network platforms with user interfaces that are innovative and attractive to consumers and also standardize technological and interface specifications industry-wide and across Sony’s networked products and business units. In addition, the G&NS, Music and Pictures segments must invest substantial amounts, which may include significant upfront investments, in internally developed software titles, artist advances, music catalogs, motion picture productions, television productions and broadcast programming before knowing whether their products will receive customer acceptance. Furthermore, underperformance of Pictures’ products in the initial distribution market is correlated with weak performance in subsequent distribution markets, which would have an adverse effect on Sony’s results in the year of initial release as well as future years.

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

Sony actively engages in acquisitions, joint ventures, capital expenditures and other strategic investments to acquire new technologies, efficiently develop new businesses and enhance its business competitiveness. For example, in the fiscal year ended March 31, 2025, Sony acquired additional shares of KADOKAWA Corporation. In the fiscal year ended March 31, 2026, Sony acquired shares of Bandai Namco Holdings Inc. (“Bandai Namco”) and acquired an additional equity interest in Peanuts Holdings LLC (“Peanuts Holdings”).

In some cases, the completion of mergers, acquisitions and joint ventures is subject to certain closing conditions, including regulatory approvals. As a result of anti-trust laws and regulations and anti-trust regulatory authorities becoming stricter, regulatory reviews following the signing of a definitive agreement may take longer than expected, or Sony may fail to obtain regulatory approvals. Also, closing conditions for mergers and acquisitions, which are set forth in definitive agreements, may not be satisfied due to unanticipated changes in the strategies or financial conditions of the organizations to be merged or acquired, leading to mergers and acquisitions not proceeding as expected, or the definitive agreements being changed or terminated. As a result, Sony may lose business opportunities and may not realize some or all of the initially expected results of mergers and acquisitions. As of the date of this report, mergers, acquisitions and joint ventures for which Sony has already signed definitive agreements and whose completions are subject to regulatory approvals include the establishment of a joint venture through a strategic partnership in the home entertainment field between Sony Corporation and TCL Electronics Holdings Limited and its subsidiaries (collectively, “TCL”), for which definitive agreements were signed in March 2026.

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

When establishing joint ventures and strategic partnerships, Sony’s financial and operating results may be adversely affected by strategic or cultural differences with partners, conflicts of interest, failure to achieve synergies, additional funding or debt guarantees required to maintain the joint venture or partnership, requirements to buy out a joint venture partner, sell its shares or dissolve a partnership, insufficient management control including control over cash flow, loss of proprietary technology and know-how, impairment losses and reputational harm from the actions or activities of a joint venture that uses the Sony brand. For example, Sony Honda Mobility Inc. (“Sony Honda Mobility”), a joint venture between Sony Group Corporation and Honda Motor Co., Ltd. (“Honda”), decided to discontinue the development and launch of its electric vehicle models and downsize its business as a result of Honda’s reassessment of its automobile electrification strategy announced in March 2026. Consequently, Sony recorded an additional 44.9 billion yen loss of equity method investment in the fiscal year ended March 31, 2026. Refer to Note 8 of the consolidated financial statements for details.

Sony invests heavily in production facilities and equipment, including fabrication facilities used to make image sensors for smartphones and other products. Sony may not be able to execute these capital expenditures as planned or recover these capital expenditures in part or full or in the planned timeframe due to the competitive environment, lower-than-expected consumer demand, changes in the financial condition or business decisions of Sony’s major customers, or delays in the procurement of production facilities and equipment. Sony invested 227.4 billion yen and 246.7 billion yen of capital in the fiscal years ended March 31, 2025 and 2026, respectively, mainly for the purpose of increasing image sensor production capacity.

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

Sony invests in programs to incentivize wholesalers, retailers, and other resellers and third-party distributors to position and promote Sony’s products, but there is no assurance that these programs will provide a significant return or incremental revenue by persuading consumers to buy Sony’s products instead of competitors’ products.

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

Sony’s products and services rely on a large volume of third-party suppliers and business partners for parts, components, materials, software and network services, including semiconductors, chipsets for PlayStation® game consoles and mobile products, liquid crystal display (“LCD”) panels and the Android OS that is used in mobile products, televisions and services. As a result, external suppliers’ and partners’ supply shortages, fluctuations in pricing, quality issues, discontinued support, changes in business terms or prioritization of customers outside the electronics area or of Sony’s competitors can adversely affect Sony’s operating results, brand and reputation. For example, since the latter half of the fiscal year ended March 31, 2026, a global surge in demand for memory semiconductors has led to price increases and supply shortages. Although Sony is striving to minimize the impact by securing procurement at reasonable prices through discussions with third-party suppliers and measures in product design and sales strategy, worsened or prolonged price increases or supply shortages could adversely affect the operating results of the G&NS, ET&S and I&SS segments. Reliance on third-party software and technologies may make it increasingly difficult for Sony to differentiate its products from competitors’ products. Also, shortages or delayed shipments of critical parts or components may result in a reduction or suspension of production at Sony’s or its business partners’ manufacturing sites, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom parts or components, or where there are initial manufacturing capacity constraints for products, parts or components that use new technologies.

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

Sony’s sales and profitability are sensitive to economic trends in its major markets, such as inflation. In the fiscal year ended March 31, 2026, 10.6%, 32.6% and 22.7% of Sony’s sales were attributable to Japan, the U.S. and Europe, respectively. These markets may be subject to significant economic downturns, resulting in an adverse impact on Sony’s operating results and financial condition. An actual or expected deterioration of economic conditions in any of Sony’s major markets may result in a decline in consumers’ consumption and adverse impacts on the businesses of commercial customers, resulting in reduced demand for Sony’s products and services.

In addition, Sony’s operations are conducted in many countries and regions around the world, and these international operations, particularly in certain emerging markets, can create challenges. For example, in the ET&S, I&SS and G&NS segments, production and procurement of products, parts and components in China and other Asian countries and regions increase the time necessary to supply products to other markets worldwide, which can make it more difficult to meet changing customer demand in a timely manner. Further, in certain countries and regions, Sony may encounter difficulty in planning and managing operations due to unfavorable political or economic factors, such as armed conflicts, deterioration in foreign relations, changes in trade and tariff policies, non-compliance with expected business conduct and a lack of adequate infrastructure. If international or domestic political and military instability disrupts Sony’s business operations or those of its business partners, Sony’s operating results and financial condition may be adversely affected. Additionally, if such uncertain situations lead to price increases or supply shortages of materials and components, or prolonged lead times for shipping or increased transportation costs due to logistics disruptions, Sony’s production and transportation costs may increase, and Sony’s operating results and financial condition may be adversely affected. For example, as a response to the worsening of the situation in Ukraine and Russia that began in the fiscal year ended March 31, 2022, as of the date of this report, Sony has suspended its business in Russia. If this situation worsens further in the future, it could create global uncertainty, possibly leading to the worsening of Sony’s businesses in other regions or a deterioration in global economic conditions resulting in an adverse impact on Sony’s operating results and financial condition. In addition, worsened or prolonged price increases for crude oil and the impact on crude oil supply due to the rapid deterioration of the situation in the Middle East from the latter half of the fiscal year ended March 31, 2026 may adversely affect the operating results of the G&NS, ET&S and I&SS segments.

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

In order to continue to create content, develop services, design, manufacture, market, and sell products, in increasingly competitive markets, personnel with a high level of expertise and broad experience are essential. Accordingly, Sony must attract, retain and maintain productive relations with both internal and external key personnel, including management professionals, creative talent who drive new value creation, and technology professionals with expertise in AI and other technologies. However, such key personnel are in high demand. In addition, business divestitures, restructuring or other transformation initiatives may lead to an unintended loss of experienced employees or know-how. Actual or threatened work slowdowns or stoppages related to unionized workers, particularly in the entertainment field, could lead to delayed releases or cost increases. Furthermore, in Japan, with a declining workforce due to the falling birthrate and aging population, intensifying competition among companies for specialized talent, and rising labor costs, it may become difficult to secure the necessary talent if Sony’s HR system is inadequate in its design and operations. If these incidents occur or if Sony is unable to attract, retain and maintain productive relations with employees with high levels of expertise and broad experience as well as key management professionals, Sony’s operating results and financial condition may be adversely affected.

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

The impact of the prevalence of digital streaming networks and other new media on traditional television and in-theater motion picture viewership could adversely affect the operating results of the Pictures segment.

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

Sony’s headquarters and many of Sony’s state-of-the-art manufacturing sites, including those for image sensors, are located in Japan, where the risk of earthquakes is relatively high. If large-scale earthquakes or other natural disasters occur in Japan, buildings, facilities and inventories could be damaged, and Sony’s business activities, operating results and financial condition could be negatively affected by interruptions in production activities and the recording of recovery costs. In addition, as climate change contributes to rising temperatures, the increased severity and frequency of extreme weather conditions could adversely affect the risks and uncertainties noted above.

In addition, offices and facilities used by Sony, its suppliers, external service providers and other business partners for network, information and telecommunications system infrastructure, R&D, procurement of materials, manufacturing, motion picture and television production, logistics, sales, and online and other services are located throughout the world and are subject to possible destruction, temporary inoperability, or other disruptions as a result of unforeseen catastrophes such as natural disasters, pandemic diseases, terrorist acts, armed conflicts, large-scale power outages and large-scale fires. If any of these facilities or offices were to suffer significant damages as a result of any such catastrophe, it may cause suspension of Sony’s business activities and/or delays in design, development, production, shipments or revenue recognition, and may require substantial expenses for the repair or replacement of such facilities or offices. In addition, price increases for raw materials, parts and components, and lower demand from commercial customers may have an adverse impact on Sony’s operating results and financial condition.

Sony’s brand image, reputation and business may be harmed and Sony may be subject to legal claims if there is a breach or other compromise of Sony’s information security or that of its third-party service providers or business partners.

Sony, its third-party service providers, suppliers and other business partners make extensive use of information technology including AI to support business operations, and to provide network and online services to customers. These operations and services, as well as Sony’s business information, may be compromised by malicious actors, including state-sponsored organizations, criminals and criminal organizations, or intentionally or inadvertently compromised by employees of third-party service providers, suppliers, other business partners or Sony. Such organizations or individuals may use a variety and combination of techniques, such as installing malicious software, exploiting vulnerabilities in information technology, using social engineering to mislead officers, employees or business partners into disclosing credentials and sensitive information, coordinating distributed denial-of-service attacks to render services unavailable, and using AI systems to discover vulnerabilities and to execute more automated, targeted, and coordinated cyberattacks. The increasing adoption of AI by Sony, its business partners, and other third-parties may introduce new vulnerabilities and attack opportunities for malicious actors. If suppliers and other business partners are subjected to cyberattacks, they may become unable to supply parts, materials, and services to Sony, which could consequently impact Sony’s businesses. Sony has previously been the subject of cyberattacks. For further details, refer to “Item 16K. Cybersecurity.”

As cyberattacks become increasingly sophisticated and automated, and as tools and resources become more readily available, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks can provide absolute security. In addition, Sony’s officers and employees work both in the office and remotely. Although Sony takes measures to ensure that appropriate information security protections are in place for the remote workforce, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks, can provide absolute security. As a result, Sony’s business information, including personally identifiable information, may be lost, destroyed, disclosed, misappropriated, altered, or accessed without consent, and Sony’s information technology systems or operations, or those of its service providers or other business partners, may be disrupted. Malicious adversaries may also use unauthorized access to Sony’s networks as a platform to compromise Sony’s third-party business partners without Sony’s knowledge.

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

Sony faces the risk of litigation and regulatory actions in different countries in connection with its operations. Legal proceedings, including regulatory actions, may seek to recover very large indeterminate amounts or to limit Sony’s operations, and the possibility that they may arise and their magnitude may remain unknown for substantial periods of time. For example, legal proceedings, including regulatory actions, may result from antitrust scrutiny of market practices for alleged anti-competitive conduct. A substantial legal liability or adverse regulatory outcome and the substantial cost to defend the litigation or regulatory actions may have an adverse effect on Sony’s reputation, operating results and financial condition.

Sony is subject to financial and reputational risks due to product quality, product security, and liability issues.

Sony’s products and services, such as consumer electronics products, non-consumer products, parts and components, semiconductors, software and network services are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and as demand increases for mobile products and online services. Also, many of Sony’s products are connected to the internet, and regularly communicate with services provided by Sony or third parties.

Sony’s efforts to adapt to rapid advancements in technologies and increased demand for mobile products and online services, while also maintaining product quality and product security, may not be successful and may increase exposure to product liability. As a result, Sony may incur both reputational damages and expenses in connection with, for example, product recalls and after-sales services. In addition, Sony may not be successful in introducing after-sales upgrades, enhancements or new features to existing products and services, or in enabling existing products and services to continue to conveniently and effectively integrate with other technologies and online services. Moreover, cyberattacks targeting internet-connected products have increased significantly. For example, customer information and Sony or third-party technical information may be misappropriated, the functionality of Sony’s products and services may be impaired, or Sony’s products may be used in denial-of-service attacks. There can be no guarantee that Sony’s security measures will prevent products from being compromised.

As a result, the quality of Sony’s existing products and services may not remain satisfactory to consumers and become less marketable, less competitive or obsolete, and Sony’s reputation, operating results and financial condition may be adversely affected. Moreover, allegations of security vulnerability, health and safety issues related to Sony’s products and services, or lawsuits related to product quality, health issues arising from products or product safety, regardless of merit, may adversely impact Sony’s operating results and financial condition, either directly or as a result of the impact on Sony’s brand image and reputation as a producer of high-quality products and services. These issues are relevant to Sony’s products sold directly to customers, whether manufactured by Sony or a third party, and also to products of other companies that are equipped with Sony’s components, such as semiconductors.

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

Sony is subject to income taxes in Japan and numerous other jurisdictions, and in the ordinary course of its business there are many situations where the ultimate tax determination can be uncertain, because of the transfer pricing for its intercompany transactions, and because Sony is subject to continuous review by tax authorities of numerous jurisdictions. The calculation of Sony’s tax provision and the carrying value of tax assets, including net operating loss carryforwards and tax credit carryforwards, require significant judgment and the use of estimates, including estimates of future taxable income. At the end of each reporting period, Sony reassesses unrecognized deferred tax assets and determines whether these assets should be recognized. As of March 31, 2026, the unrecognized deferred tax assets amounted to 277.5 billion yen. An increase in unrecognized deferred tax assets may have an adverse impact on Sony’s operating results and financial condition.

Deferred tax assets are evaluated on a jurisdiction-by-jurisdiction basis. As of March 31, 2026, Sony had unrecognized deferred tax assets, principally at some subsidiaries in Japan and overseas. Additionally, deferred tax assets could expire unused or otherwise not be realizable for a variety of reasons including the lack of sufficient taxable income in the appropriate jurisdiction. Sony’s operating results and financial condition could be adversely affected when the deferred tax assets expire unused.

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

Sony has a significant amount of goodwill, content assets, other intangible assets and other non-current assets, including production facilities and equipment. A decline in financial performance, market capitalization, reduced estimates of future cash flows, changes in global economic conditions or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment losses against these assets. Events or changes in circumstances which would indicate impairment include unfavorable variances from or adjustments to established business plans, significant changes in forecasted results or volatility inherent to external markets and industries. The increased levels of global competition and the faster pace of technological change to which Sony is exposed can result in greater volatility of these estimates, assumptions and judgments, and increase the likelihood of impairment losses. Any such loss may adversely affect Sony’s operating results and financial condition. For example, in the G&NS segment in the fiscal year ended March 31, 2026, considering the business environment, as a result of reviewing the future projections for the business operated by Bungie, Inc. (“Bungie”), Sony determined that sufficient future cash flows were not expected to be generated to recover the carrying amount of the assets, and recognized impairment losses of 120.1 billion yen against Bungie’s intangible and other assets. Refer to Note 12 of the consolidated financial statements for details.

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

In December 1958, Sony Group Corporation was listed on the Tokyo Stock Exchange (“TSE”). In June 1961, Sony Group Corporation issued American Depositary Receipts (“ADRs”) in the U.S.

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

In January 2000, acquisition transactions by way of a share exchange were completed such that three subsidiaries which had been listed on the TSE - SMEJ, Sony Chemicals Corporation (currently Dexerials Corporation), and Sony Precision Technology Inc. (currently Sony Global Manufacturing & Operations Corporation) - became wholly-owned subsidiaries of Sony Group Corporation. In September 2012, Sony Group Corporation completed the sale of certain of its chemical products businesses, including Sony Chemical & Information Device Corporation (currently Dexerials Corporation) to Development Bank of Japan Inc.

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

In April 2004, Sony Group Corporation established Sony Financial Holdings, Inc. (“SFH”), a financial holding company, in Japan. Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”) became subsidiaries of SFH. In October 2007, SFH was listed on the First Section of the TSE in conjunction with the global initial public offering of shares of SFH by Sony Group Corporation and SFH. In September 2020, SFH became a wholly-owned subsidiary of Sony Group Corporation through Sony’s tender offer for the common shares and the related stock acquisition rights of SFH and the subsequent procedures for the purchase of all of SFH’s remaining common shares. In October 2021, SFH changed its company name to SFGI. In May 2023, Sony Group Corporation announced that it had begun an assessment of the Partial Spin-off of the Financial Services business and the listing of the shares of SFGI, and in February 2024, Sony Group Corporation obtained approval from the Minister of Economy, Trade and Industry of Japan regarding its Corporate Restructuring Plan for the Partial Spin-off of the Financial Services business based on the Act on Strengthening Industrial Competitiveness of Japan. In May 2025, Sony Group Corporation decided to submit a resolution for the execution of the Partial Spin-off of the Financial Services business, as of October 1, 2025, to the Board of Directors in early September 2025. In September 2025, SFGI shares of common stock were listed on the Prime Market of the TSE, which was a condition for the execution of the Partial Spin-off of the Financial Services business. In October 2025, the execution of the Partial Spin-off of the Financial Services business was completed. As a result of the execution, Sony Group Corporation held 16.40% of shares of common stock of SFGI, and SFGI ceased being a consolidated subsidiary, and became an affiliated company of Sony Group Corporation.

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

In July 2022, Sony Interactive Entertainment LLC acquired Bungie, an independent videogame developer in the United States.

In September 2022, Sony Honda Mobility, a joint venture in the mobility field between Sony Group Corporation and Honda, was established in Japan. Sony’s stake in Sony Honda Mobility is 50%.

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

Principal Capital Investments

In the fiscal years ended March 31, 2025 and 2026, Sony’s capital expenditures, consisting of additions to long-lived assets and right-of-use assets, were 829.8 billion yen (*) and 804.9 billion yen, respectively. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

In the fiscal year ended March 31, 2026, Sony invested approximately 265.3 billion yen in the I&SS segment, representing additions to long-lived assets. This investment included approximately 246.7 billion yen to increase image sensor production capacity.

*

In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation and has been excluded from the reporting segments. Consequently, Sony’s capital expenditures for the fiscal year ended March 31, 2025 have been re-presented into continuing operations to conform to this classification.

B.	Business Overview

The G&NS segment includes the production and sales of digital software and add-on content, the network services businesses and the manufacture and sales of home gaming products. The Music segment includes the Recorded Music, Music Publishing and Visual Media & Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Imaging business, the Sound business, the Network Services business and the Displays business. The I&SS segment includes the image sensors business. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

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

Visual Media & Platform:

“Visual Media & Platform” includes the production and distribution of anime content and game applications, and various service offerings for music and visual products. These businesses are operated primarily by SMEJ.

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

Entertainment, Technology & Services (ET&S)

The ET&S segment includes the Imaging, Sound, Network Services, Displays and Other categories. Imaging includes image and video content creation products and solutions, including interchangeable lens cameras and interchangeable lenses; Sound includes headphones and wireless speakers; Network Services includes internet-related services; Displays includes display products such as LCD and OLED televisions, as well as projectors; Other includes smartphones, home audio products and medical equipment, as well as sports officiating support and content production support services.

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

Sales and Distribution

G&NS, ET&S and I&SS

In the G&NS segment, PlayStation® hardware and peripheral devices, software and content and online services are marketed and distributed by Sony Interactive Entertainment LLC, Sony Interactive Entertainment Inc. and Sony Interactive Entertainment Europe Ltd. Digital software, including add-on content, is primarily sold via the PlayStation™Store, while software for third-party platforms is sold via third-party distributors. Hardware and physical software are sold both indirectly via third-party distributors as well as directly via Sony Interactive Entertainment’s proprietary DTC website.

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

Music

SME and SMEJ develop, produce, market, and distribute recorded music in various commercial formats. SME and its affiliates conduct business globally under “Columbia Records,” “Epic Records,” “RCA Records” and other labels, in addition to “The Orchard” and “AWAL,” independent label distribution and indie artist services. SMEJ conducts business in Japan under “Sony Music Records,” “Epic Records Japan,” “SME Records,” “Ki/oon Music,” “Sony Music Associated Records” and other labels. In addition, SME produces, markets and distributes products related to its artists mainly through the merchandising company Ceremony of Roses.

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business in countries other than Japan under the Sony Music Publishing name.

SMEJ creates artwork and produces packaged home entertainment products including music and games. It also organizes various events in Japan through Sony Music Solutions Inc. and its affiliates. In addition, SMEJ produces, markets and distributes anime content and game applications based on anime titles through Aniplex Inc. (“Aniplex”).

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

The worldwide home entertainment and television distribution of SPE’s motion pictures and television programming (and product acquired or licensed from others) is handled through SPE’s Sony Pictures Home Entertainment/Television Distribution group. For home entertainment, product is distributed in various home media formats including Digital Distribution. Digital Distribution includes electronic sell-through and video-on-demand distributed on digital platforms, cable networks and direct broadcast satellite (“DBS”) providers. For television, SPE’s library of motion pictures and television programming is licensed to distributors such as broadcast television networks, digital platforms, cable networks and DBS providers. Digital platforms include subscription and advertising supported platforms (including Sony’s PlayStation, Netflix and Amazon Prime Video).

SPE’s television networks and streaming services (including Crunchyroll, primarily in North America, Europe and Latin America, and SonyLIV in India) are distributed through digital platforms, cable, DBS providers and telecommunications companies to viewers around the world. These networks and services generate advertising, subscription and other ancillary revenues.

All Other

Sony DADC group offers Ultra HD Blu-ray™, Blu-ray Disc™, DVD and CD media replication services as well as digital and physical supply chain solutions to business customers. Sony Storage Media Corporation sells its storage media products through its own sales forces, as well as through Sony’s sales companies mentioned in the above description of Sales and Distribution for the G&NS, ET&S and I&SS segments.

Sales to External Customers by Geographic Area

The following table shows Sony’s consolidated sales to external customers in each of its major markets for the periods indicated.

	Fiscal year ended March 31
	2024	2025	2026
	(Yen in millions)
Japan	1,266,795	1,322,209	1,333,202
United States	3,751,239	4,127,795	4,064,440
Europe	2,632,963	2,630,934	2,826,805
China	1,000,907	1,244,115	1,428,677
Asia-Pacific	1,659,776	1,640,582	1,694,889
Other Areas	948,357	1,069,282	1,131,607

Total	11,260,037	12,034,917	12,479,620

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

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products and services. Sony is licensed to use a number of patents owned by others, covering a wide range of products and services. Certain of these licenses are important to Sony’s business. Sony’s products that employ Blu-ray Disc™ player functionality, including PlayStation®4 and PlayStation®5 (“PS5™”) hardware, are substantially dependent upon patents that relate to technologies specified in the Blu-ray Disc™ specifications and are licensed by Via Licensing Alliance LLC. Sony considers its overall license position beneficial to its operations.

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

Music

Success in the music industry is dependent to a large extent upon the artistic and creative abilities of artists, producers and employees and is subject to the vagaries of public taste. The Music segment’s future competitive position depends on its continuing ability to attract and develop artists and products that can achieve a high degree of public acceptance as well as offer value-added services to its artists and customers. In addition, Sony believes that the success of the Music segment’s anime content and game applications business, Aniplex, is largely dependent on the creative talent of producers and developers, and is also subject to the vagaries of public taste.

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

In particular, Sony’s telecommunication businesses in Japan are subject to approvals and oversight from the Ministry of Internal Affairs and Communications, under the Telecommunications Business Act and other regulations related to the internet businesses and communication methods in Japan.

Sustainability Related Regulations Such as Environmental and Human Rights Regulations

Sony monitors, evaluates, and complies with laws and regulations that may affect its global operations and purchasing activities with respect to sustainability, such as environmental, human rights, labor, and occupational health and safety issues. For example, Sony has taken steps to address upcoming regulations or governmental policies related to (i) climate change including carbon disclosure, greenhouse gas (“GHG”) emission reduction, carbon taxes and product energy efficiency; (ii) reporting on material sustainability matters relevant to Sony’s business activities; and (iii) mandatory human rights and environmental due diligence throughout Sony’s value chain.

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

Sony is aware that certain transactions during the fiscal year ended March 31, 2026, as described below, may be disclosable pursuant to Section 13(r) of the Exchange Act.

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

Sony is not aware of any other activity, transaction or dealing by Sony Group Corporation or any of its affiliates during the fiscal year ended March 31, 2026 that is disclosable in this report under Section 13(r) of the Exchange Act. As of the date of this report, Sony does not anticipate that any activity, transaction or dealing that may be disclosable will be conducted during the fiscal year ending March 31, 2027, except as described above in connection with the wind-down of its representative office in Iran. Nevertheless, Sony continues to monitor developments in this area as sanctions against Iran continue to evolve, and assess whether and to what extent such sanctions may affect Sony’s business activities, which Sony intends to conduct in accordance with applicable laws and regulations.

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

<Sony’s sustainability efforts>

The Sustainability Department, operating under the above structure and the aforementioned “Sony’s Basic Policy for Sustainability Initiatives,” embraces “Inspire a world filled with emotion for this generation and beyond” as Sony’s Sustainability Vision and strives to spread this policy across Sony’s business operations. Through dialogue with stakeholders and analysis of material sustainability topics for the Sony Group (“Material Topics”), the Sustainability Department identifies sustainability issues that need to be addressed by the Group as a whole. Additionally, the Sustainability Department promotes the group-wide sustainability initiatives by formulating relevant Group policies on identified sustainability issues, including a long-term environmental plan, “Road to Zero,” and communicating across the Sony Group by collaborating with the Senior Executives in charge of Sony’s headquarters functions and the Relevant Divisions.

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

In the fiscal year ended March 31, 2026, Sony hosted the Sustainability Small Meeting for its investors in order to foster a deeper dialogue with stakeholders regarding sustainability. In addition, a global sustainability conference was held, where the Senior Executive in charge of Sustainability, the Senior Executive in charge of Human Resources, and personnel in charge of sustainability from the Business Units came together to confirm and share sustainability initiatives for the Business Units and their progress on the Sustainability KPIs.

For the fiscal year ended March 31, 2026, the Sustainability KPIs included enhancing online safety, reducing the power consumption of Sony’s products, promoting resource conservation in products and packaging and implementing environmental awareness-raising activities using the Group’s content IP.

< Material Topics analysis as a prerequisite for the above efforts>

In order to ensure that Sony’s sustainability initiatives can address changes in the social environment and the expectations of stakeholders from a mid- to long-term perspective, the Sustainability Department, under the supervision of the Senior Executive in charge of Sustainability, analyzes and identifies Material Topics and periodically reviews their importance, and conducted a review of the Material Topics in the fiscal year ended March 31, 2026. Sony defines Material Topics as “important topics related to sustainability that reflect both the influence Sony has on society and the environment, and the influence society and the environment have on Sony, determined with mid- to long-term social change and diverse stakeholder needs in mind.” The Sustainability Department evaluated sustainability issues which are highly relevant to Sony from the perspectives of their importance. Based on such evaluation and following the review by the Senior Executives of Sony Group Corporation, Sony identified the Material Topics upon the CEO’s approval. In addition, the identified Material Topics have been reported to the Board of Directors.

(2) Sustainability Strategies

As a result of the Material Topics analysis conducted in the fiscal year ended March 31, 2026, Sony has identified “Diversity,” “Respect for Human Rights” and “Climate Change” as Material Topics.

<Background for identifying Material Topics>

•

Diversity: Diversity has been a core value for Sony since its founding and serves as a source of innovation. The interaction among employees with diverse backgrounds has led to the creation of new businesses, and the diversification of business operations has expanded opportunities for employees, enabling both the company and its employees to grow together. Sony believes that, in order to achieve sustainable value creation, it is essential to further advance diversity in both attributes and experiences and to foster leadership and a corporate culture that embrace diverse perspectives. In addition, expectations for corporate initiatives addressing social issues related to diversity are increasing and Sony aims to further promote efforts across the Group to address both internal and external challenges.

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

<Strategy, targets and major initiatives for Material Topics>

•	Diversity

Refer to “(3) Human Capital Strategies, Metrics and Targets” for diversity strategies.

•	Respect for Human Rights

Through its “Sony Group Human Rights Policy,” Sony is committed to respecting the internationally recognized human rights of individuals potentially affected by its business activities throughout its value chain.

Sony also strives to avoid causing or contributing to adverse human rights impacts that may arise from its operations, products, services and/or business relationships, and is dedicated to taking reasonably necessary actions to help remediate any impacts that may occur.

Sony has established and implemented Group policies for specific areas, such as its “Sony Supply Chain Code of Conduct” which sets forth the code of conduct for Sony’s own manufacturing sites and suppliers of electronics products, with the aim to work towards a responsible supply chain, and its “Sony Group AI Ethics Guidelines,” which guide all Sony officers and employees to utilize AI and/or conduct AI-related R&D in a manner that conforms with Sony’s values and emerging social norms.

Sony conducts human rights due diligence in line with the frameworks set out in the United Nations Guiding Principles on Business and Human Rights (UNGP) issued by the United Nations Human Rights Council and the OECD Guidelines for Multinational Enterprises on Responsible Business Conduct. As part of these efforts, Sony conducts human rights risk impact assessments, through which it identifies potential human rights risks by considering the characteristics of each business operation and the value chains important to each Business Unit. Based on the results of the assessments, Sony identifies priority areas for enhancing initiatives throughout the Sony Group. For issues where significant adverse human rights impacts are identified or are of concern in these priority areas, Sony promotes initiatives to prevent or mitigate those impacts for each of these areas. In addition, each Business Unit conducts a human rights risk impact assessment to review the specific human rights risks inherent to each Business Unit and the current status of initiatives addressing these risks. This assessment aims to evaluate the need for improvements or new measures and to reassess the human rights issues that should be prioritized.

Furthermore, Sony has established multiple hotlines for employees and relevant stakeholders to report and seek advice concerning any potential violation of laws, regulations, the “Sony Group Code of Conduct,” the “Sony Supply Chain Code of Conduct” or other internal rules. These hotlines equip Sony to respond quickly and appropriately, while giving full consideration to personal privacy. Sony strictly maintains confidentiality and ensures that reporters are not subject to reprisal for reporting or using these services.

In advancing these initiatives, Sony maintains dialogue with stakeholders, including industry associations, investors and NGOs. This dialogue helps Sony to understand stakeholders’ expectations of the companies and enhance its human rights initiatives.

In the fiscal year ended March 31, 2026, in addition to promoting efforts under priority areas identified in 2020 (Responsible supply chains, Respect for diversity and Responsible development and use of technologies), as a subordinate set of rules under the “Sony Group Human Rights Policy,” Sony formulated the “Sony Group Human Rights Due Diligence Implementation Rules,” which define, among other things, the roles and responsibilities of the Sustainability Department, Relevant Divisions and each Business Unit, as well as specific operational procedures for the continued implementation of human rights due diligence. Based on these rules, Sony established organizational structures for human rights due diligence within each Business Unit. In addition, with the cooperation of external experts, Sony refined analyses of key value chains and relevant stakeholders for each Business Unit and reviewed the human rights issues relevant to each business operation. Based on the results of these efforts, Sony updated the Group’s existing priority areas and identified three new priority areas: “Ensuring the Rights and Safety of People Who Use Sony’s Products, Content, and Services,” “Fostering Ways of Working Centered on the Well-being of People Who Contribute to Sony’s Creativity, both Mentally and Physically” and “Upholding Fair Working Conditions for People in Sony’s Supply Chain.” Sony will continue its efforts under these newly identified priority areas.

•	Climate Change

Under the “Road to Zero,” a long-term environmental plan established in 2010 that aims to achieve a zero environmental footprint for the entire Sony Group by the year 2050, Sony is promoting environmental impact reduction activities in each of the following four perspectives: climate change, resources, chemical substances, and biodiversity. In May 2022, Sony announced that it had determined to accelerate its environmental impact reduction activities in the climate change area and to push its goal of achieving a net-zero footprint throughout the entire value chain, including Scope 1, 2 and 3, moving the target year from 2050 to 2040. Sony’s net-zero (*1) target for 2040 was approved as the net-zero target for the Science Based Targets initiative (“SBTi”) (*2) in August 2022. In April 2025, Sony Group Corporation established “Green Management 2030,” the Group’s new mid-term environmental targets (*3) effective from the fiscal year ending March 31, 2027 through the fiscal year ending March 31, 2031.

*1	Sony’s net-zero target follows the SBTi Corporate Net-zero Standard below:
(a)	reducing Scope 1, 2 and 3 GHG emissions to zero or a residual level consistent with reaching GHG net-zero emissions at the global or sector level in eligible 1.5°C scenarios or sector pathways; and

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

*3	Sony is working toward achieving its long-term environmental plan, the “Road to Zero,” by setting mid-term (five-year) environmental targets.

Sony’s interim goals for the above 2040 net-zero target under “Green Management 2030” are as follows:

1.

By the fiscal year ending March 31, 2031, Sony aims to reduce direct and indirect GHG emissions (Scopes 1 and 2) from its own business operations by 60% compared to the fiscal year ended March 31, 2026 and to remove an amount of carbon equivalent to the remaining residual emissions. For other emissions originating from stages such as products, supply chains, and logistics (Scope 3), Sony aims to reduce GHG emissions by 25% compared to the fiscal year ended March 31, 2026, by the fiscal year ending March 31, 2031. By 2040, Sony aims to achieve net-zero emissions in all Scopes.

2.	By the fiscal year ending March 31, 2031, Sony aims to achieve 100% renewable electricity used at its own business sites.

To achieve the targets described in 1 and 2 above, Sony intends to implement the following measures.

•

Continuous reduction of environmental impact at Sony Group’s own business sites: Acceleration of energy saving, installation of solar power generation equipment, and introduction of renewable energy throughout the Sony Group. Virtual PPA (Power Purchase Agreement) using the FIP (Feed-in-Premium) system in Japan.

•	Promotion of energy-efficient products: Acceleration of initiatives to reduce annual power consumption of Sony’s products.
•

Strengthening engagement with partners: Encouragement of business partners engaged in parts, materials and finished product manufacturing to manage their GHG emissions, save energy, and convert to renewable energy.

•

Contribution to carbon removal/fixation (*4): Exploration of investments in start-ups engaged in carbon removal, and development of an index integrating biodiversity enhancement and carbon fixation associated with augmented ecosystem businesses, such as Synecoculture™ (*5) being rolled out by SynecO, Inc.

*4	Process by which carbon from the atmosphere is converted into organic compounds.
*5	Synecoculture is a trademark of Sony Group Corporation.

(3) Human Capital Strategies, Metrics and Targets

Basic Policy on Human Capital Strategy

To realize Sony’s long-term vision, the “Creative Entertainment Vision,” which is positioned as the core of its current Group management policy, the diversity of its businesses and its people is considered to be of utmost importance. From an environment in which employees with different backgrounds contribute diverse perspectives and ideas, synergies and new businesses are created and, as its businesses diversify, opportunities for employees to play active roles further expand, thereby forming a unique source of Sony’s competitiveness.

In addition to the diversity of its businesses and people, another aspect that Sony has valued since its founding is the spirit of challenge of each individual employee, which is represented by the aspiration of “wanting to pursue what one truly wishes to achieve,” as well as cultivating a free and open culture that nurtures and supports such a spirit, as reflected in its founding prospectus.

Sony was established with its origins in the electronics business and began its semiconductor business through the development of Japan’s first transistor. Thereafter, while entering new business areas through various methods, including joint ventures with foreign companies in music and financial services, acquisitions of foreign companies in motion pictures and joint investments within the Group in the game business, both employees and the company have grown together as employees have taken on new challenges within an increasingly diversified business environment.

In recent years, as the focus of Sony’s management shifts toward entertainment, there have been changes in the business environment, including increased demand for experience and expertise related to the entertainment businesses, such as gaming, pictures, music and anime, the expansion and fragmentation of organizations, and an increase in employees with experience outside Sony. Under these circumstances, how to maintain and further evolve an environment in which diverse talent, regardless of business, can leverage their respective expertise and strengths and take on challenges with a cross-functional perspective has become an important issue.

Based on the current management policy and recognition of these issues, Sony has positioned the evolution of the diversity of its people and the maintenance and enhancement of an organizational culture that supports the challenges of individuals as the basic policy of its human capital strategy. In order to further evolve the diversity of its people, which is a core source of Sony’s competitiveness, and to achieve the enhancement of corporate value even under a highly uncertain management environment, Sony regards the spirit of challenge of its employees as a driving force for further growth and promotes, as its most important initiative in human capital strategy, the development of talent and organizations that take on the creation of value beyond existing frameworks.

Desired State of “People” and “Organization”

[People] Individuals who drive transformation

Sony aims to continuously develop individuals who possess the following mindset and capabilities:

•	Aspiration: having an intrinsic motivation of “wanting to achieve this,” and a strong determination to see it through to completion

•	Action orientation: a stance of stepping into uncertain areas and not being reluctant to engage with others who hold differing views

•	Resilience: the ability to treat difficulties and failures as learning opportunities and to adapt them into further growth

[Organization] An environment that accelerates the cycle of challenge

Sony aims to work on the development of a workplace environment that places emphasis on the following elements and supports the challenges of diverse individuals:

•	Cross-boundary experiences: the provision of opportunities for experiences that transcend expertise, organizations and national borders, including stretch assignments

•	Respect for diverse perspectives: placing importance on processes in which diverse perspectives intersect, while avoiding uniformity

•	Psychological safety: fostering a culture that welcomes the attitude of taking on challenges without fear of failure and encourages autonomous trial and error

Structure of Human Capital Strategy: Elements Supporting the Cycle of Challenge

In order to realize the desired state of people and organization, Sony has organized the following elements as the core of its human capital strategy.

Diversity of People as the Foundation of Diversity

The presence of individuals with diverse backgrounds creates a state in which a wide range of perspectives and knowledge coexist within the organization. Sony positions the diversity of the attributes of its people as the foundation that supports the expansion of challenge and is working to secure and further evolve such diversity. Sony’s management team is composed of members who possess diverse attributes, experiences, and expertise, and who assume the responsibility of overseeing the Group as a whole with a holistic perspective.

As part of its commitment to further enhance diversity, Sony aims to achieve or maintain, by the fiscal year ending March 31, 2031, a percentage of 30% or more both for women and for persons of non-Japanese origin*1 among its executives*2 at Sony Group Corporation in Japan. As of March 31, 2026, these figures stood at 23.3%*3 and 36.7%*3, respectively (a 4.5 percentage point*3 and 8.6 percentage point*3 increase, respectively, compared to the previous fiscal year).

With respect to the diversity of employees, approximately half of Sony Group employees are engaged in business operations outside Japan and more than 90% of such employees are locally hired. In addition, as one of the elements that constitute employee diversity, Sony is promoting the advancement of women on a global basis, and as March 31, 2026, the ratio of women among all Sony Group employees was 34.4%*3 (the same as in the previous fiscal year*3), and the percentage of women in management positions was 33.0%*3 (a 0.7 percentage point*3 increase compared to the previous fiscal year). On the other hand, in Japan, taking into account the current situation in which the percentage of women in management positions remains lower than that of overseas subsidiaries, Sony has established numerical targets at major subsidiaries in Japan and is strengthening initiatives toward achieving such targets. Sony considers the characteristics of each business segment and the composition of its workforce, and implements measures aligned with the actual conditions of each workplace, thereby promoting gender diversity at the management level.

*1	Individuals of non-Japanese nationality or who were born outside Japan.

*2	Directors, Senior Executives including Corporate Executive Officers, and other officers.

*3

In connection with the execution of the Partial Spin-off of the Financial Services business, the figures for continuing operations as of March 31, 2026 are presented. Year-on-year changes are calculated using figures for continuing operations as of March 31, 2025.

Regarding the employment of persons with disabilities, under the philosophy of one of its founders, Masaru Ibuka, Sony has focused on creating “workplaces that do not offer charity, but rather create an environment that makes it possible for individuals with disabilities to manufacture products that exceed those manufactured by individuals without disabilities.” Sony complies with the laws and norms of each country and region, and as a unified Group, is working to create a workplace environment in which employees can build their careers regardless of whether or not they have a disability. In addition, in recent years, employees with disabilities have contributed to the creation of business value through inclusive design, including through collaboration with product development teams as personnel responsible for accessibility initiatives.

Diversity of Experience that Expands Individual Uniqueness

When diverse individuals, based on their respective interests and strengths, step into unknown areas with intention, non-linear experiences are created. Sony regards “diversity of experience” generated in this manner as an important asset that supports the growth of both individuals and the organization. While “diversity of experience” is emphasized across the organization as a whole, particularly at the executive level of Sony Group Corporation, which leads Group management, Sony considers the accumulation of experiences across businesses as well as across countries and regions to be essential, and continuously monitors the content of such experiences. As of March 31, 2026, 75% of the Senior Executives and Corporate Executives of Sony Group Corporation have experience working at overseas Group companies.

At the same time, Sony believes that, among employees as well, the accumulation of diverse experiences both within and outside the company brings a wide range of knowledge and perspectives to the organization, thereby enhancing the strength of the organization as a whole. One example is the percentage of hires with experience at other companies or in other job categories among total hires at Sony Group Corporation and its consolidated subsidiaries in Japan, which was 28.9%*4 and 31.3%*4 for the fiscal years ended March 31, 2025 and 2026, respectively. Additionally, in overseas operations, the majority of employees have such experience at other companies or in other job categories. In personnel evaluations after joining the Group, no distinction is made based on hiring type and systems and mechanisms are in place to ensure that all employees are able to perform to their full potential.

With regard to supporting growth through cross-boundary experiences within the Group, based on development plans tailored to each individual within each business, Sony intentionally creates combinations of experiences through assignments to stretch roles, transfers that transcend organizational boundaries, and collaboration with employees from other businesses. In addition, through internal job posting systems and the “Career Plus” program (a system that allows employees to devote one to two days per week to work on projects in other departments across organizational boundaries), Sony has established an environment in which employees can, based on their own intentions, take on new roles.

Sony has commenced monitoring the overseas experience of employees at the Sony Group Corporation headquarters level. At present, compared to management-level employees, the percentage of leader-level employees (assistant manager level) with overseas assignment experience is relatively low, and therefore Sony will continue to provide overseas assignments as one of the cross-boundary experiences and opportunities for employee growth.

Furthermore, from the perspective of evaluating whether such diverse experience opportunities are leading to employees’ perception of their own growth, Sony Group Corporation also monitors employees’ perceptions regarding “growth opportunities” through employee engagement surveys. The score for “Opportunities for Growth” in the survey*5 conducted in the fiscal year ended March 31, 2026 was 69 points.

*4

In connection with the execution of the Partial Spin-off of the Financial Services business, the figures of Sony Group Corporation and its domestic subsidiaries in continuing operations for the fiscal year ended March 31, 2026 are presented. In connection with this change, the figures for the fiscal year ended March 31, 2025 have also been reclassified and restated.

*5

A score calculated by converting responses on a 5-point scale to the question “Do you have ample opportunities for learning and growth?” into a scale where a rating of 5 equals 100 points, 4 equals 75 points, 3 equals 50 points, 2 equals 25 points and 1 equals 0 points.

Leadership and Corporate Culture that Embraces Diverse Perspectives and Brings Out a Spirit of Challenge

Even when diverse individuals interact and experiences are accumulated, whether a spirit of challenge is demonstrated ultimately depends on leadership and organizational culture. Welcoming perspectives that differ from one’s own, promoting an active exchange of opinions, and elevating such differing perspectives into new sources of organizational strength constitute the “leadership that embraces diverse perspectives” that is expected of Sony’s leaders.

At the core of such leadership lies dialogue. By exercising emotional intelligence quotient (“EQ”) leadership, which is based on understanding emotions and attentive listening, and by promoting dialogue that engages with the intrinsic motivation of each individual, Sony seeks to ensure psychological safety and to foster an organizational culture in which individuals are able to take on challenges without fear of failure. For example, Sony Group Corporation has started to incorporate EQ leadership into the curriculum of its training programs for newly appointed managers from the fiscal year ended March 31, 2026.

In addition, Sony believes that it is also important for senior management to communicate their thinking directly to employees and to continue creating opportunities for employees to internalize such thinking as their own, as this contributes to the maintenance and enhancement of its organizational culture. In the fiscal year ended March 31, 2026, Sony Group Corporation held lectures by its executives on “leadership that inspires people,” targeting all employees across the Group, and also conducted roundtable discussions that provide opportunities for Group executives and employees who continue to take on challenges in their respective areas of expertise to directly exchange views.

Management Structure that Connects Individual Challenges and Organizational Growth to the Future

Sony has been working to evolve its management structure in order to carry forward the cycle of challenges into the future and to enhance corporate value over the mid- to long-term. At present, through collaboration with each business, Sony is connecting diverse individuals who are driving transformation to be the forefront of change with senior management, which enhances the effectiveness of succession planning. Specifically, as each business forms and manages a pool of core talent, the management team of the Group headquarters also maintains a cross-organizational understanding of such talent and is proceeding with the examination of a framework to appoint and develop such talent to senior management roles.

Furthermore, in order to develop management talent capable of leading an organization such as Sony, which operates diverse businesses, the commitment of a diverse current management team to the development of the next generation of leaders beyond the boundaries of their respective businesses as well as countries and regions is indispensable. Through the “Sony University,” Sony provides employees who gather from across businesses as well as countries and regions with perspectives and a broader field of vision with respect to Group management, through lectures, group discussions, and a dialogue with senior management. Through the “Sony Cross-Mentoring Program,” by enabling senior management from different businesses and next-generation management talent to establish mentor–mentee relationships, Sony provides opportunities for developing a deeper understanding of new fields beyond one’s own business, gaining insights and learning that contribute to individual development plans, and expanding networks.

Together with a management team that possesses diverse and extensive experience, Sony aims to carry forward the foundation in which new challenges continuously emerge for the next generation.

C.	Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Group Corporation.

Name of company	Country of incorporation /residence	(As of March 31, 2026) Percentage owned
Sony Interactive Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Corporation	Japan	100.0
Sony Global Manufacturing & Operations Corporation	Japan	100.0
Sony Network Communications Inc.	Japan	100.0
Sony Marketing Inc.	Japan	100.0
Sony Semiconductor Solutions Corporation	Japan	100.0
Sony Semiconductor Manufacturing Corporation	Japan	100.0
Sony Semiconductor Energy Management Corporation	Japan	100.0
Sony Storage Media Corporation	Japan	100.0
Sony Global Solutions Inc.	Japan	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Interactive Entertainment LLC	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Music Publishing LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Columbia Pictures Industries, Inc.	U.S.A.	100.0
CPT Holdings, Inc.	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Capital Corporation	U.S.A.	100.0
Sony Interactive Entertainment Europe Ltd.	U.K.	100.0
Sony Europe B.V.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Overseas Holding B.V.	Netherlands	100.0
Sony (China) Limited	China	100.0
Sony EMCS (Malaysia) Sdn. Bhd.	Malaysia	100.0
Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0
Sony Device Technology (Thailand) Co., Ltd.	Thailand	100.0

D.	Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The status of major property, plant and equipment as of March 31, 2026 is as follows:

Facility or Subsidiary Name (Primary Location)	Segment	Details	Carrying Amount (Yen in millions)				Number of employees*2
			Land (Area (thousand square meters))	Buildings	Machinery, equipment and other assets* 1	Right-of-use assets
In Japan (Sony Group Corporation*3):

Headquarters (Minato-ku, Tokyo)	Corporate	Headquarters facilities	36 (0)	3,191	14,210	92,409	1,603

Others*4	Corporate	Headquarters facilities	4,605 (279)	31,294	1,722	49,057	563
In Japan (Subsidiaries):

Sony Interactive Entertainment Inc.*[5] (Minato-ku, Tokyo)	G&NS	Home gaming consoles / cloud-related software	— (—)	1,690	174,141	18,758	2,200

Sony Corporation (Minato-ku, Tokyo)	ET&S	Research facilities for TVs, audio / video devices, cameras, broadcasting equipment and medical equipment	— (—)	2,013	51,279	32,521	7,200

Sony Network Communications Inc.*5 (Shinagawa-ku, Tokyo)	ET&S	Data communication facilities	— (—)	488	75,980	6,041	1,900

Sony Global Manufacturing & Operations Corporation (Kohda Site, etc.) (Minato-ku, Tokyo)	ET&S, I&SS, All Other	Production facilities for electronic devices, etc.	4,961 (386)	9,060	13,192	4,566	3,100

Sony Semiconductor Solutions Corporation (Atsugi-shi, Kanagawa)	I&SS	Research facilities for image sensors, etc.	— (—)	1,452	57,933	22,163	7,400

Sony Semiconductor Manufacturing Corporation (Nagasaki TEC, etc.) (Kikuchi-gun, Kumamoto)	I&SS	Production facilities for image sensors, etc.	21,603 (1,003)	265,099	481,520	13,210	9,300

Sony Semiconductor Energy Management Corporation (Nagasaki TEC, etc.) (Kikuchi-gun, Kumamoto)	I&SS	Energy supply facilities for the manufacturing of image sensors, etc.	— (—)	50,261	89,562	34,106	100

Sony Music Entertainment (Japan) Inc.*5 (Chiyoda-ku, Tokyo)	Music	Music facilities and in-house software	22,548 (320)	9,711	185,632	12,999	4,700

Sony Global Solutions Inc. (Minato-ku, Tokyo)	Corporate	In-house software	— (—)	416	21,194	1,227	500

Outside Japan (Subsidiaries):

Sony Corporation of America*5 (New York, United States)	ET&S, I&SS	Production facilities for electronic products, etc.	— (—)	194	8,782	7,132	1,500
	Music	Music catalogs, etc.	96 (4)	16,810	1,706,233	64,582	6,700
	All Other, Corporate	Office buildings and machinery, etc.	740 (272)	8,952	18,997	8,557	1,500

Sony Interactive Entertainment LLC*5 (California, United States)	G&NS	Cloud-related facilities, etc.	— (—)	10,675	147,967	69,024	6,800

Sony Interactive Entertainment Europe Ltd.*5 (London, United Kingdom)	G&NS	Cloud-related facilities, etc.	— (—)	4,938	30,298	23,060	3,100

Sony Europe B.V.*5 (Surrey, United Kingdom)	ET&S, I&SS, All Other	Office buildings and sales facilities, etc.	2,956 (45)	4,028	27,635	8,005	2,900

Sony Device Technology (Thailand) Co., Ltd. (Bangkadi, Thailand)	I&SS	Production facilities for electronic products, etc.	597 (132)	12,661	17,541	52	1,200

Sony EMCS (Malaysia) Sdn. Bhd. (Selangor, Malaysia)	ET&S	Production facilities for electronic devices, etc.	— (—)	3,429	4,276	178	3,600

Sony Pictures Entertainment Inc.*5 (Delaware, United States)	Pictures	Production facilities for motion pictures, television programming, video software, etc.	13,479 (318)	94,260	871,893	91,668	11,300

*1 “Machinery, equipment and other assets” represents machinery, equipment and other tangible fixed assets, as well as content assets and other intangible assets.

*2 Numbers of employees of subsidiaries are rounded to the nearest hundred.

*3 Includes facilities leased from subsidiaries in Japan. In addition to the listed facilities, Sony Group Corporation leases a portion of its land, buildings and structures to subsidiaries and affiliates in Japan. Furthermore, Sony Group Corporation subleases its right-of-use assets mainly to subsidiaries and affiliates in Japan.

*4 “Others” primarily includes Sony City Osaki and Atsugi TEC.

*5 Figures for Sony Interactive Entertainment Inc., Sony Network Communications Inc., Sony Music Entertainment (Japan) Inc., Sony Corporation of America, Sony Interactive Entertainment LLC, Sony Interactive Entertainment Europe Ltd., Sony Europe B.V. and Sony Pictures Entertainment Inc. are consolidated financial figures, which include their subsidiaries’ figures.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

The following discussion covers the fiscal years ended March 31, 2025 and 2026. For the discussion covering the fiscal year ended March 31, 2024, refer to “Item 5. Operating and Financial Review and Prospects” of Sony’s Form 20-F for the fiscal year ended March 31, 2025 filed with the SEC on June 20, 2025.

A.	Operating Results

Consolidated Financial Results

	Fiscal year ended March 31
	2025	2026
Continuing Operations*:	(Yen in billions)
Sales	12,034.9	12,479.6
Operating income	1,276.6	1,447.5
Income before income taxes	1,343.2	1,422.4
Net income attributable to Sony Group Corporation’s stockholders	1,067.4	1,030.9

* The above financial results represent the results only for continuing operations. On a consolidated basis including the discontinued operation, net loss attributable to Sony Group Corporation’s stockholders for the fiscal year ended March 31, 2026 was 326.9 billion yen. (Income of 1 trillion 141.6 billion yen in the fiscal year ended March 31, 2025.)

Results for the fiscal year ended March 31, 2026 are as follows (“(+)” represents positive contributing factors while “(–)” represents negative contributing factors):

Sales: 12 trillion 479.6 billion yen (444.7 billion yen increase compared to the previous fiscal year (“year-on-year”))

(+)	Increases in sales in the I&SS and Music segments

A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

The calculations of all ratios below that pertain to reportable segments include intersegment transactions.

Cost of Sales: 8 trillion 635.2 billion yen (130.4 billion yen increase year-on-year)

The ratio of cost of sales to sales improved year-on-year from 70.7% to 69.2%.

R&D costs (all R&D costs are included within cost of sales): 762.0 billion yen (27.4 billion yen increase year-on-year)

The ratio of R&D costs to sales remained unchanged from the fiscal year ended March 31, 2025 at 6.1%. For further details, refer to “Research and Development” in Item 5.C.

Selling, General and Administrative Expenses: 2 trillion 298.6 billion yen (41.8 billion yen increase year-on-year)

The ratio of SGA expenses to sales improved year-on-year from 18.8% to 18.4%.

Other Operating (Income) Expense, net: Expense of 34.1 billion yen (Income of 11.2 billion yen in the fiscal year ended March 31, 2025)

(–)	Recording of impairment losses against Bungie’s intangible and other assets: 120.1 billion yen (G&NS segment)
(+)

Realization of unrealized gains on land transferred by Sony Group Corporation to Sony Life in past fiscal years, in connection with the execution of the Partial Spin-off of the Financial Services business: 43.9 billion yen (Corporate and elimination)

(+)	Recording of remeasurement gain from the acquisition of additional equity interest in Peanuts Holdings: 34.7 billion yen (Music segment)

Refer to Note 23 of the consolidated financial statements.

Share of profit (loss) of investments accounted for using the equity method: Loss of 64.2 billion yen (Loss of 7.9 billion yen in the fiscal year ended March 31, 2025)

(–)

Recording of an additional share of loss of investments accounted for using the equity method in All Other, resulting from the discontinuation of the launch of Sony Honda Mobility’s electric vehicle models: 44.9 billion yen

Operating Income: 1 trillion 447.5 billion yen (170.9 billion yen increase year-on-year)

(+)	Increases in operating income in the I&SS and Music segments

Financial Income: 76.0 billion yen (63.0 billion yen decrease year-on-year)

Financial Expenses: 101.2 billion yen (28.7 billion yen increase year-on-year)

Financial Income and Expenses, net: Expenses of 25.1 billion yen (Income of 66.6 billion yen in the fiscal year ended March 31, 2025)

(–)	Decrease in unrealized gains mainly on Sony’s shares of Spotify Technology S.A.

Income before Income Taxes: 1 trillion 422.4 billion yen (79.2 billion yen increase year-on-year)

Income Taxes: 367.1 billion yen (109.6 billion yen increase year-on-year)

Effective Tax Rate: 25.8% (19.2% in the fiscal year ended March 31, 2025)

The year-on-year change in the tax rate was mainly due to the impact of the following factors:

•	Absence of decrease in tax expense from the repayment of capital from a subsidiary in the fiscal year ended March 31, 2025 (48.4 billion yen)
•	Absence of decrease in tax expense from the dissolution of a subsidiary in the fiscal year ended March 31, 2025 (35.3 billion yen)

Refer to Note 25 of the consolidated financial statements.

Net Income Attributable to Noncontrolling Interests: 24.4 billion yen (6.1 billion yen increase year-on-year)

Net Income Attributable to Sony Group Corporation’s Stockholders for continuing operations: 1 trillion 30.9 billion yen (36.5 billion yen decrease year-on-year)

Basic net income per share attributable to Sony Group Corporation’s stockholders for continuing operations: 172.51 yen (176.45 yen for the fiscal year ended March 31, 2025)

Diluted net income per share attributable to Sony Group Corporation’s stockholders for continuing operations: 171.44 yen (175.71 yen for the fiscal year ended March 31, 2025)

Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for basic net income per share and diluted net income per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024. Refer to Note 26 of the consolidated financial statements.

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

Game & Network Services (G&NS)

Key Financial Figures

	Fiscal year ended March 31
	2025	2026
	(Yen in millions)
Sales to external customers by product category
Digital Software and Add-on Content	2,290,498	2,415,305
Network Services	669,873	763,126
Hardware & Others	1,583,200	1,391,622

Sales to external customers	4,543,571	4,570,053
Intersegment sales	126,473	115,598

G&NS segment total sales	4,670,044	4,685,651

G&NS segment operating income	414,819	463,258

The operating performance for the G&NS segment for the fiscal year ended March 31, 2026 is as follows:

Sales: 4 trillion 685.7 billion yen, essentially flat year-on-year (Impact of foreign exchange rates: +87.3 billion yen)

(+)	Impact of foreign exchange rates
(+)	Increase in sales from network services
(+)	Increase in sales of non-first-party game software titles
(–)	Decrease in sales of hardware due to a decrease in unit sales

Operating income: 463.3 billion yen, a 48.4 billion yen increase year-on-year (Impact of foreign exchange rates: +54.3 billion yen)

(+)	Impact of increase in sales from network services
(+)	Positive impact of foreign exchange rates
(–)	Recording of impairment losses against Bungie’s intangible and other assets (120.1 billion yen)

Business Environment and Strategy

The operating performance of the G&NS segment for the fiscal year ended March 31, 2026 reflected steady growth in revenues from network services and game software sales, benefitting from the expanded installed base of PS5, with operating income reaching a record high for the segment. In this environment, Sony aims to achieve sustainable business growth by seeking higher revenue and profits from PlayStation®Plus (“PS Plus”), maximizing average revenue per user on the PlayStation Store, expanding sales of first-party game software, and strengthening control over business costs and supply chain management. In hardware, although Sony expects to be affected by the impact of increased prices and supply shortages of memory semiconductors, it plans to manage the impact on profitability by flexibly adjusting plans for, among other things, unit sales and promotions. In Network Services, Sony is focused on driving profitable growth of PS Plus by increasing user engagement and continuously improving its service proposition and content, as well as inviting users to shift to higher tiers. In non-first-party game software, in addition to maintaining and strengthening relationships with third-party studios in order to continue to benefit from the stable revenue contribution of major franchise titles, Sony plans to continue its efforts to support creators in order to promote the development of new hit titles. Regarding Sony’s first-party game software, Sony aims to create a stable base of revenue through consistent, annual releases of single-player games, which have traditionally been its core strength, while also building a portfolio of live service games. In addition, Sony is utilizing AI to unleash the creativity of studios and further enhance the PlayStation experience. Within the studio business, Sony aims to improve productivity through the use of AI powered tools, allowing development teams to reinvest their time into building richer worlds and gameplay experiences. In the platform business, Sony is working to leverage AI to route transactions more efficiently, and to personalize and recommend content for individual users in the PlayStation Store. Sony also aims to push visual fidelity forward and deliver higher quality gameplay experiences through continued investments in AI and machine learning. Additionally, Sony plans to continue its efforts to create films and television shows based on PlayStation game IP in order to further expand the reach and monetization of its IP.

Music

Key Financial Figures

The Music segment results include the yen-based results of SMEJ and the yen-translated results of SME and SMP, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

	Fiscal year ended March 31
	2025	2026
	(Yen in millions)
Sales to external customers by product category
Recorded Music — Streaming	788,772	852,672
Recorded Music — Others	407,260	492,656
Music Publishing	379,812	419,864
Visual Media & Platform	244,419	325,342

Sales to external customers	1,820,263	2,090,534
Intersegment sales	22,341	29,576

Music segment total sales	1,842,604	2,120,110

Music segment operating income	357,255	446,986

The operating performance for the Music segment for the fiscal year ended March 31, 2026 is as follows:

Sales: 2 trillion 120.1 billion yen, a 277.5 billion yen increase year-on-year (Impact of foreign exchange rates: –16.9 billion yen)

(+)	Higher revenues from streaming services in Recorded Music and Music Publishing
(+)	Higher revenues from live events and merchandising in Recorded Music
(+)	Higher revenues in Visual Media & Platform

(+)	Contributions from Demon Slayer: Kimetsu no Yaiba Infinity Castle and Kokuho released in the fiscal year ended March 31, 2026
(+)	Higher revenues from game applications, mainly for mobile

Operating income: 447.0 billion yen, an 89.7 billion yen increase year-on-year

(+)	Impact of increase in sales
(+)	Recording of remeasurement gain from the acquisition of additional equity interest in Peanuts Holdings (34.7 billion yen)

Business Environment and Strategy

As the music streaming market continued to expand, the operating performance of the Music segment for the fiscal year ended March 31, 2026 reflected steady growth in revenues from streaming services, resulting from Sony’s past proactive efforts to enhance discovery and development of outstanding artists and songwriters, as well as from Sony’s investments in music catalogs. Additionally, the global hit film Demon Slayer: Kimetsu no Yaiba Infinity Castle in Visual Media & Platform also contributed to the sales growth of the Music segment. In this environment, in the global music business, Sony aims to achieve business growth both in its music business as a whole and in emerging markets with high growth such as Latin America, India and other Asian countries, while maintaining strong relationships with digital streaming platforms. In order to achieve this growth, Sony is striving to continuously explore strategic investment opportunities in high-quality music catalogs to expand revenue opportunities, discover and develop artists and songwriters, build and strengthen relationships with local independent labels and artists, and grow revenues from independent label distribution and indie artist services such as The Orchard and AWAL. Sony is also focusing on expanding businesses aimed at fans of artists and content, such as live events and merchandising. In addition, Sony aims to continuously expand utilization of its IP through biopics, documentaries and live events involving Sony Music artists. Sony intends to continue working with various partners to explore the use of cutting-edge technologies such as AI in ways that create innovative new music content and realize new ideas, opening and expanding new revenue channels through licensing agreements, while also protecting the rights of artists and pursuing transparency with consumers regarding AI-generated music. In the music business in Japan, Sony aims to further expand efforts to bring Japanese artists, such as YOASOBI and Kenshi Yonezu, to the global market. In Visual Media & Platform, Sony aims to further grow its anime business by strengthening its planning and production capabilities to develop and acquire IP with high potential and by enhancing its ability to expand core IP, including expansion to the global market. In March 2026, Sony acquired an additional equity interest in Peanuts Holdings, which owns the rights and manages the business of “PEANUTS” IP. Sony aims to further grow this business and further increase the value of the brand over the long term by leveraging the strengths of the Sony Group. Additionally, in its game business, Sony is focusing on creating new hit titles while maximizing the lifetime value of existing titles.

Pictures

Key Financial Figures

The Pictures segment results are the yen-translated results of SPE, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

	Fiscal year ended March 31
	2025	2026
	(Yen in millions)
Sales to external customers by product category
Motion Pictures	610,313	495,655
Television Productions	459,281	512,372
Media Networks	428,940	478,269

Sales to external customers	1,498,534	1,486,296
Intersegment sales	7,410	12,994

Pictures segment total sales	1,505,944	1,499,290

Pictures segment operating income	117,284	104,872

The operating performance for the Pictures segment for the fiscal year ended March 31, 2026 is as follows (the following analysis is on a U.S. dollar basis):

Sales: 1 trillion 499.3 billion yen, essentially flat year-on-year (U.S. dollar basis: an 18 million increase year-on-year)

(+)	Higher revenues from Crunchyroll mainly due to paid subscriber growth and the worldwide theatrical distribution of Demon Slayer: Kimetsu no Yaiba Infinity Castle*
(+)	Increase in series deliveries in Television Productions
(–)	Lower revenues from theatrical releases in the current fiscal year in Motion Pictures

* Crunchyroll and Sony Pictures distributed the film theatrically worldwide, excluding Japan and select Asian territories.

Operating income: 104.9 billion yen, a 12.4 billion-yen decrease year-on-year (U.S. dollar basis: an 87 million decrease year-on-year)

(–)	Impairment losses against assets associated with Pixomondo Holdings, Inc. and its subsidiaries, which operate VFX and virtual production businesses, and related shutdown costs (27.1 billion yen)
(–)	Impact of decrease in sales for Motion Pictures
(+)	Higher contribution from catalog product in Motion Pictures
(+)	Impact of higher revenues from Crunchyroll

Business Environment and Strategy

The operating performance of the Pictures segment for the fiscal year ended March 31, 2026 reflected an expansion of the contribution to the operating performance of the DTC anime platform Crunchyroll, mainly due to paid subscriber growth and the worldwide theatrical distribution of Demon Slayer: Kimetsu no Yaiba Infinity Castle, despite lower revenues from theatrical releases in the current fiscal year in Motion Pictures. In this environment, Sony aims to continue to maximize the long-term value of its IP by leveraging its strengths as an independent content supplier with the ability to provide content to any distribution platform. In Motion Pictures, in addition to continuously emphasizing the theatrical release of films, Sony aims to strengthen its relationships with talent and creators through its global marketing and theatrical distribution capabilities. In the fiscal year ending March 31, 2027, Sony anticipates the theatrical releases of strong IP lineups, including Spider-Man: Brand New Day and Jumanji: Open World. In Television Productions, Sony will strive to continue to strengthen its production capabilities in a variety of genres and to expand its franchises through the development of spin-offs. In Media Networks, Sony aims to further strengthen its DTC services, including Crunchyroll and SonyLIV. In particular, Crunchyroll is an important growth pillar for the Pictures segment and is striving to reach a broader audience through expanding touchpoints with fans, such as e-commerce for anime merchandise, anime events, mobile games, and a manga application, in addition to its streaming service. Additionally, as a hub for synergistic, cross-business collaborations, the Pictures segment aims to contribute to realizing Sony’s “Creative Entertainment Vision.” For example, Sony plans to further expand its films and television shows based on PlayStation game IP as well as cross-business collaborations in anime, such as an anime series adaptation of Ghost of Tsushima to be produced in collaboration with Aniplex, SMEJ and PlayStation Productions, and film adaptations of Bloodborne and Helldivers to be produced in collaboration with SPE and PlayStation Productions.

Entertainment, Technology & Services (ET&S)

Key Financial Figures

	Fiscal year ended March 31
	2025	2026
	(Yen in millions)
Sales to external customers by product category
Imaging	737,639	722,465
Sound	290,538	278,846
Network Services	179,704	188,308
Displays	597,777	476,305
Other	557,180	518,891

Sales to external customers	2,362,838	2,184,815
Intersegment sales	46,437	75,717

ET&S segment total sales	2,409,275	2,260,532

ET&S segment operating income	190,926	158,584

The operating performance for the ET&S segment for the fiscal year ended March 31, 2026 is as follows:

Sales: 2 trillion 260.5 billion yen, a 148.7 billion yen decrease year-on-year (Impact of foreign exchange rates: +7.1 billion yen)

(–)	Decrease in unit sales in Displays

Operating income: 158.6 billion yen, a 32.3 billion yen decrease year-on-year (Impact of foreign exchange rates: +5.3 billion yen)

(–)	Impact of decrease in sales in Displays
(+)	Reductions in operating expenses

Business Environment and Strategy

In the fiscal year ended March 31, 2026, amid a challenging business environment impacted by intensified competition in Displays and additional U.S. tariffs, the operating performance of the ET&S segment reflected the results of efforts to prioritize profitability by responding flexibly to such changes in the environment through measures such as disciplined inventory management and fixed cost reduction initiatives. In this environment, Sony is steadily expanding its businesses centered around creation, such as the highly profitable imaging business, and promoting mid-term business transformation with the goals of “enhancing corporate value” and “generating cash flow” under its business direction of “establishing a business structure for maintaining profitability and growth strategy.” Sony has divided the businesses of this segment into three business areas – “Area Expansion,” “Business Growth/Generation” and “Structural Reform/Transformation.” In the Imaging and Sound businesses, positioned as the “Area Expansion” area, Sony aims to strengthen the stable earnings base, expand business domains, and achieve further growth. Specifically, in the Imaging business, Sony aims to leverage its competitive advantages based on its technological and product capabilities to expand its business domain and build an ecosystem. Similarly, in the Sound business, Sony aims to build an end-to-end ecosystem that encompasses sound production and consumer products. In business areas such as solutions in the Imaging business and creation in the Sound business, Sony will strive to enhance creator expression by adding the value of software based on technologies cultivated in its existing businesses, aiming to expand its operations through the diversification of creation and to broaden the creator base. In areas such as the sports and new content creation businesses, positioned as the “Business Growth/Generation” area, Sony intends to accelerate the evolution of its business models and create new businesses. Specifically, in the sports business, Sony aims to evolve its business from officiating support to the creation of new entertainment utilizing data enhancement technology. In the new content creation business, Sony aims to leverage technologies such as spatial capturing and creative tools to foster the emergence of a new creation industry. In the Display business, positioned as the “Structural Reform/Transformation” area, Sony aims to accelerate structural reform to reduce volatility and control risk. Sony Corporation signed definitive agreements for a strategic partnership in the home entertainment field with TCL in March 2026. Going forward, Sony aims to further strengthen the competitiveness of this business and achieve sustainable business growth by bringing together its high-quality picture and audio technology, brand value and operational management expertise, while utilizing TCL’s advanced display technology, end-to-end cost efficiency, and vertical supply chain strength. Sony plans to mitigate the impact of the recent increases in price and shortages of memory semiconductors in this segment through procurement, design and sales actions in various regions. If memory semiconductor prices deviate further going forward, Sony aims to maintain profitability by flexibly adjusting its sales strategy with an eye on foreign exchange rates and the competitive environment.

Imaging & Sensing Solutions (I&SS)

Key Financial Figures

	Fiscal year ended March 31
	2025	2026
	(Yen in millions)
Sales to external customers	1,712,534	2,059,020
Intersegment sales	86,471	92,513

I&SS segment total sales	1,799,005	2,151,533

I&SS segment operating income	261,147	357,318

The operating performance for the I&SS segment for the fiscal year ended March 31, 2026 is as follows:

Sales: 2 trillion 151.5 billion yen, a 352.5 billion yen increase year-on-year (Impact of foreign exchange rates: -15.0 billion yen)

(+)	Increase in sales of image sensors for mobile products
(+)	Improvement in product mix
(+)	Increase in unit sales

Operating income: 357.3 billion yen, a 96.2 billion yen increase year-on-year (Impact of foreign exchange rates: -12.5 billion yen)

(+)	Impact of increase in sales
(–)	Recording of restructuring costs
(–)	Loss associated with the sale of equity interest in Sony Semiconductor Israel Ltd. (19.9 billion yen)
(–)	Impairment losses against a portion of the display device business’s long-lived assets (16.5 billion yen)

Business Environment and Strategy

The operating performance of the I&SS segment in the fiscal year ended March 31, 2026 reflected the continued trend toward larger size, higher image quality and higher performance image sensors for mobile products, primarily in high-end smartphones, as well as higher unit sales of mobile sensors, which led to record highs in both sales and operating income, despite the recording of one-time restructuring costs. In this environment, Sony is working to restructure its management foundation for growth with profitability to further strengthen its number one position in image sensors worldwide, despite increasing uncertainties in the business environment. Sony has divided the business of the I&SS segment into three business areas – the growth-driving business area, the profitable business area and the strategic business area – and operates each in accordance with the strategic direction of each business area. In the image sensor business for mobile products, which has been positioned as the growth-driving business area, Sony plans to continue to enhance its technological capabilities and invest in growth to win out over the competition. In the fiscal year ending March 31, 2027, although Sony is taking a cautious view of the growth of the sensor market due to the company’s view that the trend toward larger-sized sensors for smartphones will moderate and that the uncertainty regarding the impact of market conditions for memory semiconductors will remain, Sony expects that the trend toward larger-sized sensors for smartphones will remain unchanged in the mid- to long-term. Looking ahead, in addition to the trend toward larger size, Sony aims to achieve future business growth by realizing further high-value add in image sensors and contributing to various creations through utilizing video by pursuing technological innovations through higher density. Specifically, Sony aims to increase density in the horizontal plane through process node adaptation, which refers to the development of advanced process technologies, and increase density in the vertical plane through multi-layered stacking technology. In the image sensor businesses for cameras and industrial and social infrastructure, which have been positioned as the profitable business area, Sony aims to maintain high competitiveness and stable revenue contributions. Regarding the strategic business area, which includes the image sensor business for automotive and the semiconductor laser business, among others, Sony plans to operate these businesses with discipline while balancing business expansion and profitability to establish these businesses as pillars for future growth. The image sensor business for automotive has been growing steadily and Sony’s market share by revenue has been expanding as expected. As the market expands, Sony will strive to further enhance its comprehensive strength in sensors and continue to build and strengthen engagement with global OEMs and partners with the aim of increasing revenue. Sony is also making efforts to raise the profitability of this segment by addressing low-profitability businesses. Under these circumstances, Sony has not changed its strategy of carefully selecting investments and reducing capital expenditures for the I&SS segment in the mid-range plan for the three fiscal years started on April 1, 2024 and ending on March 31, 2027 (the “fifth mid-range plan”) compared to the fourth mid-range plan. Additionally, in May 2026, SSS and Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) entered into a non-binding memorandum of understanding to pursue a strategic partnership for the development and manufacturing of next-generation image sensors. This partnership aims to significantly enhance the future technological competitiveness of image sensors, including through increased density, by combining the advanced design expertise of Sony and the process and manufacturing technologies of TSMC, and also seeks to explore and address emerging opportunities in physical AI applications, such as automotive and robotics, paving the way for future innovations and expanded technological advancements. From a financial perspective, Sony believes that this partnership will improve the cash flow, reduce invested capital, and improve profitability of the I&SS segment by lowering investment in production facilities and mitigating equipment procurement costs.

All Other

The operating performance for All Other for the fiscal year ended March 31, 2026 is as follows:

Sales: 89.1 billion yen, a 7.3 billion yen decrease year-on-year

Operating income (loss): Loss of 74.6 billion yen, 56.7 billion yen deterioration year-on-year

(–)

Recording of an additional share of loss of investments accounted for using the equity method, resulting from the discontinuation of the launch of Sony Honda Mobility’s electric vehicle models (44.9 billion yen)

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2026, the average rates of the yen were 150.7 yen against the U.S. dollar and 174.7 yen against the euro, which were 1.8 yen stronger and 11.0 yen weaker, respectively, than the fiscal year ended March 31, 2025.

For the fiscal year ended March 31, 2026, sales from continuing operations increased 444.7 billion yen (4%) year-on-year to 12 trillion 479.6 billion yen. On a constant currency basis, sales increased approximately 3% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, refer to “Note: Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations” below.

During the fiscal year ended March 31, 2026, Sony estimated that a one-yen appreciation against the U.S. dollar would have decreased sales in the G&NS, ET&S and I&SS segments by approximately 33.0 billion yen, with a corresponding decrease in operating income of approximately 2.5 billion yen. A one-yen appreciation against the euro was estimated to decrease sales in these segments by approximately 11.4 billion yen, with a corresponding decrease in operating income of approximately 6.3 billion yen. For more details, refer to “Risk Factors” in “Item 3. Key Information.”

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

Sony Global Treasury Services Plc (“SGTS”) in the U.K. provides integrated treasury services for Sony Group Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Group Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures. Sony Group Corporation and most of its subsidiaries utilize SGTS for this purpose. Sony’s policy of concentrating its foreign exchange exposures means that SGTS and Sony Group Corporation hedge most of the net foreign exchange exposure within the Sony group. Sony has a policy on the use of derivatives whereby, in principle, SGTS should centrally deal with and manage derivatives with financial institutions for risk management purposes. SGTS enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of these transactions are entered into to address projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures for a period of the current month or one month before the actual transactions take place. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes and does not use these derivative financial instruments for trading or speculative purposes.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in financial income and expenses. The net fair value of all the foreign exchange derivative contracts as of March 31, 2025 and 2026 was a liability of 0.5 billion yen and 7.6 billion yen, respectively. Refer to Note 15 of the consolidated financial statements.

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

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the previous fiscal year from the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and SGA expenses calculated by applying the same major transactional currencies calculation process to cost of sales and SGA expenses as for the impact on sales. The impact of foreign exchange hedging transactions entered into by the I&SS segment is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Assets, Liabilities and Equity

Sony’s consolidated assets, liabilities and equity as of the end of the fiscal year ended March 31, 2026 are as follows.

Total assets amounted to 15 trillion 683.5 billion yen, a decrease of 19 trillion 609.7 billion yen compared with the end of the previous fiscal year. Total liabilities amounted to 7 trillion 169.9 billion yen, a decrease of 19 trillion 613.1 billion yen compared with the end of the previous fiscal year. Total equity amounted to 8 trillion 513.6 billion yen, an increase of 3.4 billion yen compared with the end of the previous fiscal year. The decreases in assets and liabilities were primarily attributable to the deconsolidation of SFGI, which operates the Financial Services business, in connection with the execution of the Partial Spin-off of the Financial Services business during the fiscal year ended March 31, 2026.

Cash Flows

Operating Activities: A net cash inflow of 1 trillion 945.6 billion yen (376.1 billion yen decrease year-on-year)

Continuing operations: A net cash inflow of 1 trillion 966.3 billion yen (5.1 billion yen decrease year-on-year)

(–)	Smaller decrease in trade receivables and contract assets
(–)	Smaller decrease in inventories

(–)	Smaller increase in trade payables
(+)

Increase in income before income taxes after taking into account non-cash adjustments (including depreciation and amortization, including amortization of contract costs, other operating (income) expense, gain on securities, net, and share of loss of investments accounted for using the equity method, net of dividends)

Investing Activities: A net cash outflow of 1 trillion 970.5 billion yen (1 trillion 40.4 billion yen increase year-on-year)

Continuing operations: A net cash outflow of 784.2 billion yen (119.0 billion yen decrease year-on-year)

(+)	Decrease in payments for purchases of property, plant and equipment
(+)	Decrease in payments for purchases of businesses and other
(–)	Increase in payments for investments and advances

Discontinued operations: A net cash outflow of 1 trillion 186.3 billion yen (1 trillion 159.4 billion yen increase year-on-year)

(–)

Due to the exclusion from consolidation of SFGI, which operates the Financial Services business, in connection with the execution of the Partial Spin-off of the Financial Services business during the fiscal year ended March 31, 2026

Financing Activities: A net cash outflow of 842.8 billion yen (544.5 billion yen increase year-on-year)

Continuing operations: A net cash outflow of 833.5 billion yen (556.2 billion yen increase year-on-year)

(–)	Increase in payments for the purchase of treasury stock
(–)	Decrease in capital contributions from non-controlling interests
(–)	Decrease in proceeds from the issuance of long-term debt

Total outstanding balance of cash and cash equivalents accounting for the effect of fluctuations in foreign exchange rates in the Consolidated Statements of Financial Position as of March 31, 2026: 2 trillion 208.9 billion yen, a decrease of 772.1 billion yen as compared to the balance as of March 31, 2025

B.	Liquidity and Capital Resources

The description below covers basic financial policy and figures for Sony’s consolidated operations except for certain subsidiaries, which secure liquidity on their own.

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

Sony Group Corporation, SGTS and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1 trillion 299.3 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2026. There were no amounts outstanding under the CP programs as of March 31, 2026.

If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 789.6 billion yen in unused committed lines of credit, as of March 31, 2026. Details of those committed lines of credit are: a 350.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.

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

Under its Purpose to “fill the world with emotion (Kando) through the power of creativity and technology,” Sony has established the “Creative Entertainment Vision” as its long-term vision for where it wants to be in 10 years. Under this vision, Sony develops and provides technologies and solutions for creators.

To realize the “Creative Entertainment Vision,” R&D in the Sony Group is aimed at strengthening the technologies and platforms that support IP creation, IP cultivation and IP expansion. As part of these efforts, Sony is promoting the application of R&D results in its businesses by building and utilizing a technological portfolio based on business demands. In addition, Sony is promoting a system that allows technology professionals with diverse backgrounds and values to collaborate across business units, enabling them to understand and share the latest technological trends and work together across the Group.

Sony aims to promote the use of AI, which has continued to evolve in recent years, based on the view that it can enhance human capabilities and increase the value of Sony’s businesses. In addition to supporting the creative activities of creators, Sony also places importance on protecting creators’ rights and ensuring the proper use of intellectual property. To this end, Sony is advancing R&D of technologies that contribute to preventing copyright infringement and misuse, such as the detection of unauthorized music.

Sony works to support diverse, outstanding research talent, which is necessary for technological innovation. As part of this effort, together with the world’s leading science journal Nature, Sony launched the “Sony Women in Technology Award with Nature” in March 2024 to annually recognize next-generation women researchers whose work is driving positive impact on the planet and society. The second winners of the award were announced in February 2026, and were honored at an award ceremony held in Tokyo.

Sony’s R&D organizations carry out various R&D activities in collaboration with multiple R&D organizations located both inside and outside of Japan, utilizing the different characteristics and strengths of each area. In addition to aiming to acquire excellent local R&D personnel, Sony will strive to strengthen collaboration with external creators and academia, without limiting itself within its own organization.

R&D costs for the fiscal year ended March 31, 2026 increased 27.4 billion yen (3.7%) year-on-year to 762.0 billion yen. The ratio of R&D costs to sales from continuing operations was 6.1%, unchanged from the previous fiscal year.

The following table shows a breakdown of R&D costs for each business segment in the fiscal years ended March 31, 2025 and 2026.

	Fiscal year ended March 31
	2025	2026
	(Yen in billions)
R&D costs
G&NS	279.2	316.1
ET&S	138.9	138.0
I&SS	228.4	238.5

Note: Due to the reorganization of Sony’s technology-related organizations in the fiscal year ended March 31, 2025, the amount of R&D costs for Sony Group Corporation’s R&D organization (“Corporate R&D”) has become immaterial. Therefore, from the fiscal year ended March 31, 2025, R&D costs for Corporate R&D are not presented separately.

D.	Trend Information

This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.

Issues Facing Sony and Management’s Response to those Issues

Sony has a wide range of businesses globally. Changes in the global landscape, including increasing uncertainty regarding the situations in Ukraine and Russia and in the Middle East, increased geopolitical risk including relations between the U.S. and China, the rise of new technologies such as AI, and responses to global environmental challenges and social division, are causing major changes in the environment surrounding Sony’s businesses.

Sony has responded swiftly to changes in the business environment and worked to strengthen the profit structure of each of its businesses, while continuing to prioritize management with a long-term view, with the goal of enhancing the corporate value of the entire Sony Group.

On May 8, 2026, Sony Group Corporation held its Corporate Strategy and Earnings Announcement Presentation. President and CEO, Hiroki Totoki, presented an update on Sony’s businesses, corporate priorities and direction as the company enters the final fiscal year of the fifth mid-range plan.

Sony has set forth its long-term “Creative Entertainment Vision,” which articulates the direction for the evolution of its businesses centered on entertainment, IP, content creation, and real-time creation technologies, and aims to leverage the power of technology to empower creators, deliver new experiences to fans across both physical and digital spaces and maximize the value of IP. At the beginning of the presentation, Hiroki Totoki reviewed the progress toward realizing this long-term vision, along with key topics across each business. He also noted that anime is an important growth sector for Sony, introducing various initiatives centered on anime, and announcing that the DTC anime platform Crunchyroll has surpassed 21 million subscribers as of the end of March 2026.

He then introduced AI as one of the most important themes across the Sony Group businesses to unlock new value creation and to capture new opportunities for growth for its entertainment businesses. He emphasized that “human creativity must remain at the center,” and stated that “AI is not a replacement for artists or creators.” He then presented examples of how AI is being utilized across Sony’s businesses and welcomed Hideaki Nishino, President and CEO of Sony Interactive Entertainment LLC, to share examples of AI utilization in the G&NS segment.

Hiroki Totoki then announced that SSS signed a non-binding MOU with TSMC regarding a strategic partnership for the development and manufacturing of next-generation image sensors, with the aim of balancing growth and improving profitability for image sensor business.

He emphasized the importance of adaptability in driving each business forward amid technological and geopolitical disruptions and noted that the diversity of its businesses and employees will drive continued success for Sony.

The details of the corporate strategy announced in the Corporate Strategy and Earnings Announcement Presentation held on May 8, 2026 are as follows:

1. Advancing the Creative Entertainment Vision

Under the Creative Entertainment Vision, Sony seeks to leverage the power of technology to empower creators, deliver new experiences to fans across both physical and digital spaces, and maximize the value of IP in its entertainment businesses.

•

In the anime field, Sony collaborates with Group companies and strategic partners spanning production, fan engagement, marketing and global distribution to generate synergies to deliver anime at scale to worldwide audiences.

•	The explosive worldwide growth of anime is exemplified by the massive global hit film Demon Slayer: Kimetsu no Yaiba Infinity Castle, which was produced by Aniplex and its partners.
•

Crunchyroll serves more than 21 million paid subscribers globally as of the end of March 2026. To further accelerate growth, Crunchyroll newly adopted MyAnimeList as the platform for global fan participation in voting for the 2026 Crunchyroll Anime Awards, in partnership with Gaudiy Inc. In addition, in fall 2026, Crunchyroll will host its first-ever “Crunchyroll Anime Future Forum,” bringing together leading companies from various fields to strengthen relationships with anime fans, Japanese publishers and creators.

2. Optimizing the Business Portfolio

During the fifth mid-range plan period, Sony continues to optimize its business portfolio mainly through the following initiatives.

•	Executed the Partial Spin-off of the Financial Services business as of October 1, 2025.
•	Signed definitive agreements for a strategic partnership in the home entertainment field of ET&S segment with TCL on March 31, 2026.

In parallel with these initiatives, Sony continues to invest and lean into areas where it sees ongoing growth and competitive advantages.

•	Building on the strategic partnerships announced with Bandai Namco, Sony is further strengthening its position in anime and other areas.
•	Sony acquired an additional equity interest in Peanuts Holdings, which was owned by WildBrain Ltd., increasing Sony’s ownership stake to 80%.
•	Following major deals to acquire the Pink Floyd and Queen catalogues, Sony Music Group announced a partnership with GIC Private Limited, to further build its music IP investments.

3. Driving Growth with AI

AI brings new opportunities for value creation and growth, and remains a tool to unlock human potential, not a replacement for artists or creators. Under this principle, Sony introduced examples of how it is leveraging AI across its businesses.

(1) The role of AI

•

AI is not only for efficiency, but also a tool to empower creators to expand their creativity, making it easier to take on more innovative projects that were previously difficult to pursue due to constraints of cost and time.

•

Sony is continuing a collaborative pilot initiative with Bandai Namco to explore the use of generative AI and other advanced technologies, and has confirmed gains such as a significant increase in speed and an improvement in productivity per person in video production. Sony aims to continue to integrate its own technologies with generative AI to establish a creator-first production environment that maximizes creative potential while ensuring safety and security.

(2) How AI evolves the PlayStation experience

•

As AI lowers barriers to creation and increases the volume and diversity of content, the PlayStation platform and studios are expected to remain critical in delivering high quality experiences and helping players discover the right content in an increasingly crowded landscape.

•

Within the studio business, AI powered tools are automating repetitive workflows and improving productivity across areas such as software development, quality assurance, 3D modeling, and animation, allowing production teams to focus on building richer worlds and gameplay experiences.

•

Across the platform business, AI is driving efficiency, personalization, and customer value at scale, while continued investments in AI and machine learning are expected to push visual fidelity forward and deliver higher quality player experiences.

•

Overall, AI is expected to unleash the creativity of Sony Interactive Entertainment’s studios, power a more curated and consumer-centric platform, and enhance the PlayStation experience, supported by its global player base, deep IP library, and integrated ecosystem.

4. Strengthening Competitiveness in Sensor Technology that Underpins Creativity

Building on the deep expertise cultivated over many years in the analog domain, Sony is strengthening the competitiveness of its sensor technology with a view to mid- to long-term business growth and value creation, while delivering the best possible imaging experience for its customers.

•

Sony’s image sensors have advanced to a phase beyond competition solely based on specifications. By leveraging deep analog-domain expertise cultivated over many years across areas such as pixel structure, stacking technologies, circuitry, and process technologies, Sony has established difficult-to-replicate strength that underpins its sustainable competitive advantage.

•

In the mobile image sensor business, which is the core of the I&SS segment, Sony is pursuing enhanced performance through the development of higher density enabled by finer process technologies and stacking technologies.

•

SSS signed a non-binding MOU with TSMC to form a strategic partnership for the development and manufacturing of next- generation image sensors. Under this partnership, the two companies intend to establish a joint venture, with Sony as the majority and controlling shareholder, and plan to conduct studies toward setting up development and production lines utilizing Sony’s newly constructed fab in Koshi City, Kumamoto Prefecture.

5. Navigating a Changing World

Sony is carefully managing technological and geopolitical disruptions that are impacting international supply chains, including the current memory semiconductor shortage driven by surging AI infrastructure demand. Looking ahead, even amid geopolitical complexity and rapid change, the strengths and diversity of Sony’s businesses and employees will continue to support Sony’s growth.

Fifth Mid-Range Plan -Financial Targets, Capital Allocation and their Progress

<Financial Targets and Capital Allocation>

On May 14, 2024, Sony announced the financial targets for the fifth mid-range plan.

In the fifth mid-range plan, Sony is placing greater emphasis on profit-based growth, and has set as the key performance indicators for the entire Group the growth rate of consolidated operating income and the operating income margin for Sony without the Financial Services segment*1. Specifically, Sony is targeting an average annual growth rate of consolidated operating income for the three fiscal years started on April 1, 2024 and ending on March 31, 2027 of 10% or more, and a three-year cumulative consolidated operating income margin of 10% or more.

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

*1

As a result of the resolution of the Board of Directors of Sony Group Corporation on May 14, 2025 on the plan for the execution of the Partial Spin-off of the Financial Services business, Sony has classified the Financial Services business as a discontinued operation from the first quarter of the fiscal year ended March 31, 2026, and presented it separately from continuing operations excluding the Financial Services business. Therefore, the key performance indicators for the entire Group after May 14, 2025 are the growth rate of consolidated operating income and the operating income margin for continuing operations.

<Progress>

In the fiscal year ended March 31, 2026, the G&NS, Music and I&SS segments, the profit growth drivers of the entire Group, achieved record-high profits. The average annual growth rate of operating income for continuing operations from the fiscal year ended March 31, 2024 was 18%, and the cumulative operating income margin over the two fiscal years ended March 31, 2025 and March 31, 2026 was 11.1%.

Regarding capital allocation, Sony has revised its forecast for cumulative three-year operating cash flow on a continuing operations basis, which is the main source of capital, from the previous forecast of 4.8 trillion yen to 5.7 trillion yen, taking into account the results of the fiscal year ended March 31, 2026. Because Sony has made strengthening shareholder returns a priority for the fifth mid-range plan, Sony intends to use such increase as a source of capital mainly for greater shareholder returns. Although the strategic investment budget of 1.8 trillion yen remains unchanged from the original plan, Sony has revised the capital expenditure budget from the previous forecast of 1.7 trillion yen to 1.8 trillion yen.

A total of approximately 1.0 trillion yen of strategic investments have been executed or determined already as of May 8, 2026. Regarding shareholder returns, Sony completed a total of 500.0 billion yen in repurchases of its own shares during the period from May 15, 2025 to March 24, 2026, and the annual dividend for the fiscal year ended March 31, 2026, taking into account the stock split*2, increased 5 yen year-on-year to 25 yen per share (a total of 148.6 billion yen)*3. For the fiscal year ending March 31, 2027, Sony has established a maximum 500 billion yen share buyback facility for the year from May 11, 2026 to May 10, 2027, and aims to increase the pace of its increase in dividends, raising the annual dividend by 10 yen per share year-on-year*3 to 35 yen per share.

*2	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024.
*3

The above figures for the dividend for the fiscal year ended March 31, 2026 and the planned dividend increase for the fiscal year ending March 31, 2027 do not include dividends in kind of the shares of SFGI from the Partial Spin-off of the Financial Services business.

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

For all other CGUs or groups of CGUs with goodwill, the recoverable amount exceeded the carrying amount, and therefore no impairment existed in the fiscal year ended March 31, 2026, except for certain CGUs, primarily in the Pictures segment, for which impairment losses were recognized. Also, the recoverable amount of these CGUs or groups of CGUs with significant goodwill exceeded their respective carrying values by at least 10.0%. For intangible assets with indefinite useful lives or intangible assets not yet available for use, the recoverable amount exceeded the carrying amount, and therefore no impairment existed.

A discussion of the significant assumptions, other than the mid-range plan, including a sensitivity analysis with respect to their impact, of the recoverable amount of each CGU or group of CGUs for the impairment analysis for goodwill performed for the fiscal year ended March 31, 2026 is included below. Refer to Note 11 of the consolidated financial statements for details.

•

The post-tax discount rates ranged from 6.0% to 15.5%. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have resulted in a significant impairment.

•

The growth rates applied to the terminal values for the CGUs within the G&NS, ET&S and I&SS were 2.0%. The growth rates beyond the mid-range plan period for the CGUs in the Music segment ranged from 1.0% to 3.4%, and in the Pictures segment ranged from (5.0%) to 10.0%. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have resulted in a significant impairment.

•

The earnings multiple used to calculate the terminal value in the Pictures CGUs was 8.9x to 11.0x and the revenue multiple was 1.5x. A hypothetical reduction in earnings multiple by 1.0x and revenue multiple by 0.25x, respectively, holding all other assumptions constant, would not have resulted in a significant impairment.

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

Board of Directors

Kenichiro Yoshida
Responsibility as a Director: —
Date of Birth: October 20, 1959
Number of Years Served as a Director: 12 years
Principal Business Activities Outside the Corporation: None
Brief Personal History:
April 1983	Joined the Corporation
July 2000	Joined Sony Communication Network Corporation (currently Sony Network Communications Inc.)
September 2000	Outside Director, So-net M3, Inc. (currently M3, Inc.)
May 2001	Senior Vice President, Sony Communication Network Corporation
April 2005	President and Representative Director, Sony Communication Network Corporation
December 2013	Executive Vice President, Chief Strategy Officer and Deputy Chief Financial Officer, Corporate Executive Officer, the Corporation
April 2014	Executive Vice President and Chief Financial Officer, Representative Corporate Executive Officer, the Corporation
June 2014	Director, the Corporation (present) (expected to resign on June 23, 2026)
April 2015	Executive Deputy President and Chief Financial Officer, Representative Corporate Executive Officer, the Corporation
April 2018	President and Chief Executive Officer, Representative Corporate Executive Officer, the Corporation
June 2020	Chairman, President and Chief Executive Officer, Representative Corporate Executive Officer, the Corporation
April 2023	Chairman and Chief Executive Officer, Representative Corporate Executive Officer, the Corporation
April 2025	Chairman, Representative Corporate Executive Officer, the Corporation
April 2026	Chairman, the Corporation (present)
June 2026	Outside Director, Mitsubishi UFJ Financial Group, Inc. (expected to be appointed on June 26, 2026)

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

Wendy Becker
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

Keiko Kishigami
Responsibility as a Director: Member of the Audit Committee
Date of Birth: January 28, 1957
Number of Years Served as a Director: 6 years
Brief Personal History and Principal Business Activities Outside the Corporation:
October 1985	Joined Peat Marwick Minato (currently Ernst & Young ShinNihon LLC)
August 1989	Registered as Certified Public Accountant (present)
December 1997	Partner, Century Audit Corporation (currently Ernst & Young ShinNihon LLC)
May 2004	Representative Partner (Senior Partner), Ernst & Young ShinNihon (currently Ernst & Young ShinNihon LLC)
September 2018	Board Member, WWF Japan (present)
June 2019	Outside Auditor, Okamura Corporation (present)
June 2020	Director, the Corporation (present) (expected to resign on June 23, 2026)
June 2021	Outside Director, Sumitomo Seika Chemicals Company, Limited (present)
March 2023	Outside Auditor, DIC Corporation (present)

Joseph A. Kraft Jr.
Responsibility as a Director: Chair of the Audit Committee Member of the Nominating Committee Director in charge of Information Security
Date of Birth: May 12, 1964
Number of Years Served as a Director: 6 years
Brief Personal History and Principal Business Activities Outside the Corporation:
July 1986	Joined Morgan Stanley Inc.
January 2000	Managing Director, Morgan Stanley Inc.
April 2007	Managing Director, Head of Capital Markets Division, Dresdner Kleinwort Japan
March 2010	Deputy Branch Manager & Managing Director, Bank of America Merrill Lynch Japan
July 2015	CEO, Rorschach Advisory Inc. (present)
June 2020	Director, the Corporation (present)
June 2024	Outside Director, Tokyo Electron Ltd. (present)
November 2024	Vice President, Tokyo International University (present)
June 2026	Outside Director, NEC Corporation (expected to be appointed on June 19, 2026)

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

William Morrow
Responsibility as a Director: Chair of the Compensation Committee
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

Yoriko Goto
Responsibility as a Director: Member of the Audit Committee
Date of Birth: November 11, 1958
Number of Years Served as a Director: 1 year
Brief Personal History and Principal Business Activities Outside the Corporation:
November 1983	Joined Deloitte Haskins & Sells, Tokyo (currently Deloitte Touche Tohmatsu LLC)
March 1987	Registered as Certified Public Accountant, Japan (present)
June 1996	Partner, Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
November 2010	Member of Management Board, Deloitte Touche Tohmatsu LLC
October 2013	Managing Partner, Financial Services Industry, Deloitte Touche Tohmatsu LLC Member of the Board of Directors, Deloitte Touche Tohmatsu Limited
June 2018	Board Chair, Deloitte Tohmatsu Group and Deloitte Touche Tohmatsu LLC Member of the Board of Directors, Deloitte Touche Tohmatsu Limited
November 2018	Member of the Board of Directors, Deloitte Asia Pacific Limited
October 2022	Representative, Yoriko Goto CPA Office (present) Outside Director, Member of the Audit & Supervisory Committee, Sumitomo Mitsui Banking Corporation
June 2023	Outside Statutory Auditor, Shionogi & Co., Ltd.
June 2025	Director, the Corporation (present) Outside Director, Member of the Audit & Supervisory Committee, Shionogi & Co., Ltd. (present) Outside Director, Sumitomo Mitsui Financial Group, Inc. (present)

Nora Denzel
Responsibility as a Director: Member of the Compensation Committee Director in charge of Information Security
Date of Birth: August 31, 1962
Number of Years Served as a Director: 1 year
Brief Personal History and Principal Business Activities Outside the Corporation:
June 1984	Joined International Business Machines Corporation
May 1996	Director, International Business Machines Corporation Storage Software
February 1997	CTO Senior Vice President of Product Operations, Legato Systems, Inc.
March 2000	Senior Vice President, Storage Division, Hewlett-Packard Company (currently Hewlett Packard Enterprise Company)
November 2007	Outside Director, Overland Storage Inc.
February 2011	Senior Vice President of Big Data, Intuit Inc.
September 2011	Outside Director, Saba Software, Inc.
February 2013	Outside Director, Outerwall Inc.
March 2013	Outside Director, Telefonaktiebolaget LM Ericsson
March 2014	Outside Director, Advanced Micro Devices, Inc.
January 2015	Interim CEO, Outerwall Inc.
July 2017	Outside Director, Talend, Inc.
December 2019	Outside Director, NortonLifeLock Inc. (currently Gen Digital Inc.) (present)
May 2021	Outside Director, SUSE S.A.
November 2022	Lead Independent Director, Advanced Micro Devices, Inc. (present)
June 2025	Director, the Corporation (present)

Masayuki Hyodo
Responsibility as a Director: Member of the Nominating Committee Member of the Compensation Committee
Date of Birth: June 26, 1959
Number of Years Served as a Director: 1 year
Brief Personal History and Principal Business Activities Outside the Corporation:
April 1984	Joined Sumitomo Corporation
March 1996	Sumitomo Corporation (Hong Kong) Ltd. (Hong Kong)
April 2009	Corporate Officer, Deputy General Manager, Power & Social Infrastructure Business Div, Sumitomo Corporation
April 2010	Corporate Officer, Assistant General Manager for Asia, Sumitomo Corporation President and CEO, PT. Sumitomo Indonesia (Jakarta)
April 2012	Executive Officer, General Manager, Global Power Infrastructure Business Div, Sumitomo Corporation
April 2015	Managing Executive Officer, General Manager, Corporate Planning & Coordination Dept, Sumitomo Corporation
June 2016	Representative Director, Managing Executive Officer, General Manager, Environment & Infrastructure Business Unit, Sumitomo Corporation
June 2017	Senior Managing Executive Officer, General Manager, Environment & Infrastructure Business Unit, Sumitomo Corporation
June 2018	Representative Director, President and Chief Executive Officer, Sumitomo Corporation
April 2024	Chairman of the Board of Directors, Sumitomo Corporation (present)
June 2025	Director, the Corporation (present) Outside Director, Mitsui O.S.K. Lines, Ltd. (present)

The Corporation has proposed “To elect 10 Directors” as an agenda item for the Ordinary General Meeting of Shareholders to be held on June 23, 2026. If the proposal is approved, the members of the Board of Directors will be Hiroki Totoki, Lin Tao, Wendy Becker, Joseph A. Kraft Jr., Neil Hunt, William Morrow, Shingo Konomoto, Yoriko Goto, Nora Denzel and Masayuki Hyodo. With respect to newly appointed Director (Lin Tao), her expected responsibility as a director, date of birth, principal business activities outside the Corporation and brief personal history and principal business activities outside the Corporation are set forth below. Refer to “Item 6.C., Board Practices” for the planned composition of the Board and the Committees after the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 23, 2026. The Corporation plans to disclose the results of the Ordinary General Meeting of Shareholders in a Form 6-K to be furnished on or around June 26, 2026.

Lin Tao
Responsibility as a Director: —
Date of Birth: September 2, 1973
Principal Business Activities Outside the Corporation: None
Brief Personal History and Principal Business Activities Outside the Corporation
April 2000	Joined the Corporation
April 2021	Director, Deputy President, Sony Interactive Entertainment Inc.
July 2021	SVP, Finance, Corporate Strategy & Development, Sony Interactive Entertainment
October 2022	Representative Director, Deputy President, Sony Interactive Entertainment Inc.
April 2025	Chief Financial Officer, Corporate Executive Officer, the Corporation (present)
June 2026	Director, the Corporation (expected to be appointed)

Corporate Executive Officers

In addition to Hiroki Totoki and Lin Tao, the three individuals set forth below are the current Corporate Executive Officers of Sony Group Corporation as of the date of this report. Refer to “Board Practices” in Item 6.C.

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

Tsuyoshi Kodera

Responsibility as an Officer: Chief Digital Officer, Corporate Executive Officer in charge of Digital & Technology Platform (Digital Transformation Strategy, Information Systems, Information Security and Advanced Technology, R&D, Technology Strategy and Quality Management)

Date of Birth: October 8, 1969
Number of Years Served as a Corporate Executive Officer: 1 year
Principal Business Activities Outside Sony: None
Brief Personal History:
April 1992	Joined the Corporation
April 2016	Deputy President, Sony Interactive Entertainment LLC
June 2016	Business Executive, the Corporation
October 2017	President and Chief Executive Officer, Sony Interactive Entertainment LLC Representative Director, President, Sony Interactive Entertainment Inc.
June 2018	Executive Vice President, the Corporation
April 2019	Deputy President, Sony Interactive Entertainment LLC Representative Director, Deputy President, Sony Interactive Entertainment Inc.
April 2021	Executive Vice President and Chief Digital Officer, the Corporation
July 2023	Executive Vice President, Chief Digital Officer and Chief Information Officer, the Corporation
April 2025	Chief Digital Officer, Corporate Executive Officer, the Corporation (present)
June 2025	Outside Director, Recruit Holdings Co., Ltd. (present)

Yasuhiro Ito
Responsibility as an Officer: Chief People Officer, Corporate Executive Officer in charge of Human Resources, General Affairs, the Corporate Executive Office and Diversity
Date of Birth: September 10, 1971
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

Under the Financial Instruments and Exchange Act of Japan and related regulations, the Corporation is required to disclose the total remuneration paid by the Corporation to Directors and Corporate Executive Officers, as well as remuneration of any Director or Corporate Executive Officer who receives total aggregate annual remuneration exceeding 100 million yen from the Sony Group in a fiscal year, on an individual basis. The following table and accompanying footnotes show the information on such matters that the Corporation has disclosed in its annual Securities Report for the fiscal year ended March 31, 2026 filed on June 18, 2026 with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.

(1) Total amounts of remuneration for Directors and Corporate Executive Officers and the number thereof*1

	Fixed remuneration		Remuneration linked to business results		Stock acquisition rights (*7)		Restricted stock (*10)		Restricted stock Units (“RSUs”) (*12)		Phantom Restricted Stock Plan (*15)
	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)	Number of persons	Amount (Yen in millions)
Directors	11	277	—	—	—	—	7	79	11	73	—	—
(*2)	(*3)			(*4)		(*8)	(*3)		(*13)			(*16)
Corporate Executive Officers	6	609	6	791	10	1,191	6	852	9	2,445	—	—
			(*5)	(*6)	(*9)		(*11)		(*14)
Total	17	885	6	791	10	1,191	13	931	20	2,518	—	—

*1 Due to rounding, individual sums may not add up to the total shown.

*2 The number of persons does not include two Directors who concurrently serve as Corporate Executive Officers, because the Corporation does not pay any additional remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers. All Directors above are outside Directors.

*3 The number of persons includes two Directors (outside Directors) who resigned on the day of the Ordinary General Meeting of Shareholders held on June 24, 2025.

*4 The Corporation does not pay remuneration linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

*5 The number of persons includes one Corporate Executive Officer who resigned on March 31, 2026.

*6 The final amount of remuneration linked to business results for the fiscal year ended March 31, 2026, which is scheduled to be paid in June 2026.

*7 As to stock acquisition rights, the amount above is that of expenses the Corporation recorded during the fiscal year ended March 31, 2026 applicable to stock acquisition rights granted. The amount includes 18 million yen, which was recorded as expense for stock acquisition rights for the fiscal year ended March 31, 2026, as a result of a value adjustment to previously granted stock-based compensation carried out in connection with the Partial Spin-off of the Financial Services business.

*8 The Corporation does not grant stock acquisition rights to Directors who do not concurrently serve as Corporate Executive Officers.

*9 The number of persons includes four Corporate Executive Officers who resigned by the end of the fiscal year ended March 31, 2025.

*10 As to restricted stock, the amount above is that of expenses the Corporation recorded during the fiscal year ended March 31, 2026 applicable to restricted stock.

*11 The number of persons includes three Corporate Executive Officers who resigned by the end of the fiscal year ended March 31, 2025.

*12 As to RSUs, the amount above is that of expenses the Corporation recorded during the fiscal year ended March 31, 2026. The amount includes 1,109 million yen, which was recorded as expense for RSUs for the fiscal year ended March 31, 2026, as a result of a value adjustment to previously granted stock-based compensation carried out in connection with the Partial Spin-off of the Financial Services business.

*13 The number of persons includes two Directors (outside Directors) who resigned on the day of the Ordinary General Meeting of Shareholders held on June 24, 2025.

*14 The number of persons includes three Corporate Executive Officers who resigned by the end of the fiscal year ended March 31, 2025.

*15 As to the phantom restricted stock plan, the amount of expenses recorded during the fiscal year ended March 31, 2026 applicable to Corporate Executive Officers decreased by 386 million yen.

*16 The Corporation does not pay remuneration under the phantom restricted stock plan to Directors who do not concurrently serve as Corporate Executive Officers.

(2) Amounts of remuneration for Directors and Corporate Executive Officers on an individual basis

Name	Position (*1)	Fixed Remuneration (*2) (Yen in millions)	Remuneration linked to business results (*2) (*3) (Yen in millions)	Phantom restricted stock plan (*2) (Yen in millions)	Total (*2) (Yen in millions)	Stock acquisition rights (*2) (*4) (Yen in millions)	RSUs (*2) (*5) (Yen in millions)
							Timing of vesting
							vested after three years	vested upon resignation
Kenichiro Yoshida	Director (*6), Chairman (*7)	80	124	—	204	192	288	—
Hiroki Totoki	Director (*6), President and CEO, and Representative Corporate Executive Officer (*7)	240	371	—	611	708	1,062	96
Toshimoto Mitomo	CSO, and Representative Corporate Executive Officer (*7)	66	80	—	146	112	192	—
Tsuyoshi Kodera	CDO, and Corporate Executive Officer (*7)	60 (*8)	74 (*8)	—	134 (*8)	97	145	22
Yasuhiro Ito	CPO, and Corporate Executive Officer (*7)	50	61	—	111	74	111	18
Lin Tao	CFO, and Corporate Executive Officer	75	88	—	163	146	219	27

*1 This chart shows remuneration for Directors and Corporate Executive Officers who received, or who became likely to receive, total remuneration exceeding 100 million yen from the Corporation and its subsidiaries during the fiscal year ended March 31, 2026. Titles are as of the date of submission of this document.

*2 Due to rounding, individual sums may not add up to the total shown.

*3 For the metrics and actual financial results used to determine the amount of remuneration linked to business results, refer to “(5) Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2026” below.

*4 Indicates the grant criteria amount determined for each Corporate Executive Officer, and the number of stock acquisition rights actually granted was determined by dividing such grant criteria amount by the fair value per stock acquisition right, as estimated based on the Black-Scholes model, immediately prior to the date of the grant resolution on October 30, 2025. The number of shares of common stock of the Corporation (“Common Stock”) to be acquired based on the assumption that all such stock acquisition rights are exercised is 142,600 for Kenichiro Yoshida, 525,700 for Hiroki Totoki, 83,600 for Toshimoto Mitomo, 71,900 for Tsuyoshi Kodera,

55,000 for Yasuhiro Ito and 108,400 for Lin Tao, respectively. The compensation expense relating to these stock options is calculated based on the fair value of the stock acquisition rights as of the date of grant (November 25, 2025). The grant criteria amount does not indicate the actual value that would be realized by a Corporate Executive Officer upon the exercise of the above-mentioned stock acquisition rights. The actual value, if any, that is realized by a Corporate Executive Officer upon the exercise of any stock acquisition rights will depend on the extent to which the market value of Common Stock exceeds the exercise price of the stock acquisition rights on the date of exercise, and several other restrictions imposed on the exercise of the stock acquisition rights, including the period when a Corporate Executive Officer could exercise the stock acquisition rights. Accordingly, there is no assurance that the value realized or to be realized by a Corporate Executive Officer upon the exercise of the stock acquisition rights is or will be at or near the grant criteria amount.

*5 Indicates the grant criteria amount determined for each Corporate Executive Officer, and the number of RSUs actually granted was determined by dividing such grant criteria amount by the simple average of the closing prices of Common Stock on the TSE during a certain period immediately prior to the date of the grant resolution on June 25, 2025. The number of RSUs actually granted was 76,950 units to Kenichiro Yoshida, 309,380 units to Hiroki Totoki, 50,520 units to Toshimoto Mitomo, 44,580 units to Tsuyoshi Kodera, 34,470 units to Yasuhiro Ito and 65,730 units to Lin Tao, respectively. The compensation expense relating to these RSUs is calculated based on the fair value per unit as of the date of grant (July 25, 2025). Of the units granted to Toshimoto Mitomo, only 5,440 units had a grant resolution date of October 30, 2025 and a grant date of November 25, 2025.

*6 The Corporation does not pay any remuneration for services as a Director to Directors who concurrently serve as Corporate Executive Officers.

*7 Apart from the remuneration contained in the table above, the Corporation also provided certain personal benefits and perquisites, including fringe benefits and in some instances amounts to pay income taxes related to perquisites, totaling 2 million yen to Kenichiro Yoshida, 2 million yen to Hiroki Totoki, 19 million yen to Toshimoto Mitomo, 1 million yen to Tsuyoshi Kodera, and 19 million yen to Yasuhiro Ito during the fiscal year ended March 31, 2026.

*8 Remuneration paid to Tsuyoshi Kodera includes 6 million yen in fixed remuneration and 7 million yen in remuneration linked to business results from Sony Research Inc.

9 Apart from the remuneration contained in the table above, the Corporation recorded 593 million yen for Kenichiro Yoshida, 278 million yen for Hiroki Totoki, 96 million yen for Toshimoto Mitomo, 69 million yen for Tsuyoshi Kodera, 18 million yen for Yasuhiro Ito, and 28 million yen for Lin Tao, as a result of a value adjustment to previously granted stock-based compensation carried out in connection with the Partial Spin-off of the Financial Services business.

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

Stock-based compensation

•

Restricted stock or RSUs are granted to further promote shared values between the shareholders and Directors and incentivize Directors to develop and maintain a sound and transparent management system.

Restricted stock	• Any Director to whom restricted stock is granted may not sell or transfer the granted shares during his/her tenure, and in principle, such restriction is to be released when such Director resigns.

Restricted stock units	• In principle, all RSUs granted to the Directors will be vested at the time of resignation, and the Common Stock will be delivered to the Directors upon vesting.

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

(1)   Certain key performance indicators linked to the continuing operations or individual business results of the Sony Group during the corresponding fiscal year, such as operating

Type of remuneration	Description

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

Stock acquisition rights

•

The exercise of the stock acquisition rights is, in principle, restricted during a one-year period from the allotment date, and one-third of the total number of exercisable stock acquisition rights will be vested and be exercisable each year thereafter. (All of the allocated stock acquisition rights will be exercisable on and after three years from the allotment date.)

Restricted stock

•

The Senior Executives to whom restricted stock is granted, in principle, may not sell or transfer the granted stock before the third anniversary date of the Ordinary General Meeting of Shareholders of the fiscal year when the subject restricted stock was granted.

Restricted stock units (vested after three years)

•

In principle, RSUs are granted to the Senior Executives every year during his/her tenure, and all RSUs granted to the Senior Executives will be vested after three years have passed since the date of grant of the RSUs, and the Common Stock will be delivered to the Senior Executives.

Restricted stock units (vested upon resignation)

•

In principle, RSUs are granted to the Senior Executives every year during his/her tenure, and all RSUs granted to the Senior Executives will be vested at the time of resignation and the Common Stock will be delivered to the Senior Executives.

Type of remuneration	Description
Phantom restricted stock plan

•

Points determined every year by the Compensation Committee shall be granted to Senior

Executives every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying the Common Stock price (closing price) by the individual’s accumulated points.

* Phantom restricted stock plan is being gradually replaced with RSUs vesting upon resignation.

(Reference: Executive Compensation Package Designed to Focus on Long-Term Management)

The bar chart below shows the components of remuneration for Corporate Executive Officers for the fiscal year ended March 31, 2026. For this chart, the remuneration linked to business results is based on the Business Results Linked Standard Payment Amount for each Corporate Executive Officer, and the stock-based compensation is based on the grant criteria amount for each Corporate Executive Officer. Accordingly, the components of remuneration based on the amounts actually paid will be different from the chart below.

*1 Due to rounding, individual sums may not total 100%.

*2 For “Other Corporate Executive Officers,” the components of remuneration are presented as the simple average of the remuneration mix ratios of the Chief Strategy Officer, Chief Digital Officer, Chief People Officer and Chief Financial Officer.

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

For determining the amount of the remuneration linked to business results for each Senior Executive, the Business Results Linked Standard Payment Amount, the targets for the Financial Performance KPIs and the targets for the Group Sustainability Evaluation are determined and thereafter, the amount of such remuneration is determined based on the level of achievement of such indicators and targets for the Financial Performance KPIs and the individual performance at the meeting of the Compensation Committee held after the corresponding fiscal year end for Corporate Executive Officers or otherwise under the supervision by the Compensation Committee for Senior Executives other than Corporate Executive Officers.

The amount of compensation of each Director and Senior Executive including Corporate Executive Officers for the fiscal year ended March 31, 2026 was also determined by the Compensation Committee or otherwise under the supervision by the Compensation Committee according to the procedure above. The Compensation Committee concluded that the amount and content of the compensation is in accordance with the policy set forth in section (3) above.

(5) Corporate Executive Officer remuneration linked to business results for the fiscal year ended March 31, 2026

The Business Results Linked Standard Payment Amount for each Corporate Executive Officer for the fiscal year ended March 31, 2026 was determined to be in the range between 80% and 100% of the amount of the fixed remuneration of such Corporate Executive Officer according to his/her responsibility.

The formula to calculate the amount of the remuneration linked to business results to be paid to Corporate Executive Officers is as follows.

* Business Results Linked Standard Payment Amount: Determined to be in the range between 80% and 100% of the amount of the fixed remuneration of each Corporate Executive Officer.

** Payment rate of the remuneration linked to business results: Determined in principle, within the range from 0% to 200% based on (i) the achievement of Financial Performance KPIs based on the areas for which each Corporate Executive Officer is responsible and (ii) the achievement of the Group Sustainability Evaluation.

The Financial Performance KPIs and the weighting of such Financial Performance KPIs used for Corporate Executive Officers in the fiscal year ended March 31, 2026 were as follows:

KPI	Weight	Target Range to be achieved for the fiscal year ended March 31, 2026	Result for the fiscal year ended March 31, 2026

Compound Annual Growth Rate (“CAGR”) of Operating Income (Continuing Operations)	70%	10.0% ~ 11.2% (CAGR from the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2026)	18.2%

Operating Income Margin (Continuing Operations)	30%	10.0% ~ 10.9% (the fiscal year ended March 31, 2026)	11.6%

CAGR of operating income (continuing operations) and operating income margin (continuing operations) were determined as the Financial Performance KPIs under the fifth mid-range plan of the Sony Group to place greater emphasis on profit-based growth.

The target range to be achieved for CAGR of operating income (continuing operations) for the fiscal year ended March 31, 2026, was set between 10%, which is the target under the fifth mid-range plan, and 11.2%, which is the CAGR calculated based on the operating income of continuing operations of 1 trillion 35.3 billion yen for the fiscal year ended March 31, 2024, and the forecast for the operating income of continuing operations of 1 trillion 280 billion yen for the fiscal year ended March 31, 2026, which was disclosed in May 2025. (This range was set as the performance level at which the achievement rate of the KPI is deemed to be 100%.)

The target range to be achieved for operating income margin (continuing operations) for the fiscal year ended March 31, 2026, was set between 10%, which is the target under the fifth mid-range plan, and 10.9%, which is the forecast for the operating income margin of continuing operations for the fiscal year ended March 31, 2026, which was disclosed in May 2025. (This range was set as the performance level at which the achievement rate of the KPI is deemed to be 100%.)

The results for the Financial Performance KPIs for the fiscal year ended March 31, 2026 were as follows: CAGR of operating income (continuing operations): 18.2%, operating income margin (continuing operations): 11.6%, each exceeding the targeted range.

As outlined above under “(3) Basic policy regarding Director and Senior Executive remuneration,” remuneration linked to business results for Senior Executives for the fiscal year ended March 31, 2026 was determined based on the level of achievement of the indicators which were selected based on the areas of responsibility of the relevant Senior Executive and the achievement of the Group Sustainability Evaluation. The amounts to be paid to the Senior Executives were, in principle, determined within the range from 0% to 200% of the Business Results Linked Standard Payment Amount. As a result, the ratio of remuneration linked to business results of Corporate Executive Officers for the fiscal year ended March 31, 2026 varied from 146.6% to 154.7% of the Business Results Linked Standard Payment Amount.

C.	Board Practices

General

Sony Group Corporation continuously strives to strengthen its corporate governance system based on the understanding that corporate governance is an essential basis to promote our management in order to fulfill the company’s corporate social responsibility and increase corporate value over the mid- to long-term. To operate Sony effectively, Sony Group Corporation continues to approach its corporate governance through two basic precepts: (a) the Board of Directors (the “Board”), a majority of which is comprised of independent outside Directors, focuses on effective oversight of management’s operation of the business and maintains a sound and transparent governance framework by utilizing the Nominating Committee, the Audit Committee and the Compensation Committee; and (b) the Board determines Sony’s fundamental management policies and other material matters and delegates to the Senior Executives (including Corporate Executive Officers), who assume important roles in the management of Sony, decision-making authority to conduct Sony’s business operations broadly in line with their respective responsibilities, as defined by the Board, with a view to promoting timely and efficient decision-making within Sony. In furtherance of these efforts, Sony Group Corporation has adopted a “Company with Three Committees” corporate governance system under the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”). Under this system, Sony Group Corporation has introduced its own requirements to help improve and maintain the soundness and transparency of its governance by strengthening the separation of the Directors’ function from that of management; maintaining what the company believes is an appropriate Board size, which enables the members of the Board to actively contribute to discussion; and advancing the proper functioning of the statutory committees.

Sony Group Corporation is governed by the Board, the members of which are elected at the Ordinary General Meeting of Shareholders. Under the Companies Act, a “Company with Three Committees” is required to have three committees: a Nominating Committee, an Audit Committee and a Compensation Committee, each consisting of Directors appointed by the Board. The Companies Act also requires the Board to appoint Corporate Executive Officers (Shikko-yaku), who make decisions regarding the execution of Sony’s business activities within the scope of the authority delegated to them by the Board. Sony Group Corporation has appointed its Chief Executive Officer (“CEO”), who is responsible for Sony’s overall management, and other officers who are responsible for important and extensive headquarters functions as Corporate Executive Officers. Sony Group Corporation has also appointed Corporate Executive Officers, including the CEO and other executives, that assume important roles in the management of Sony as Senior Executives. In addition, Sony has designated management team members as Business CEOs, Chief Officers, or Corporate Executives in accordance with their respective roles and responsibilities.

A summary of the governance system adopted by Sony Group Corporation is set forth below. For an explanation of the significant differences between the NYSE’s corporate governance standards and Sony’s corporate governance practices, refer to “Item 16G. Corporate Governance.”

Board of Directors

(1) Members: 11 Directors including 9 outside Directors (as of the date of this report)

Name	Position

Kenichiro Yoshida	Director

Hiroki Totoki	Director

Wendy Becker	Chair of the Board Outside Director

Keiko Kishigami	Outside Director

Joseph A. Kraft Jr.	Outside Director

Neil Hunt	Outside Director

William Morrow	Outside Director

Shingo Konomoto	Outside Director

Yoriko Goto	Outside Director

Nora Denzel	Outside Director

Masayuki Hyodo	Outside Director

* Sony Group Corporation has proposed “To elect 10 Directors” as an agenda item for the Ordinary General Meeting of Shareholders to be held on June 23, 2026. If the proposal is approved, the Board will consist of the following 10 members.

Expected members after the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 23, 2026: 10 Directors including 8 outside Directors

Name	Position

Hiroki Totoki	Director

Lin Tao	Director

Wendy Becker	Chair of the Board Outside Director

Joseph A. Kraft Jr.	Outside Director

Neil Hunt	Outside Director

William Morrow	Outside Director

Shingo Konomoto	Outside Director

Yoriko Goto	Outside Director

Nora Denzel	Outside Director

Masayuki Hyodo	Outside Director

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

(4) Qualifications for Directors and Limitation of Re-election

The qualifications for Directors of Sony Group Corporation under the Board Charter are generally as summarized below. As of the date of this report, all Directors satisfy the qualifications for Directors as set forth below, and all outside Directors satisfy the additional qualifications for outside Directors and are also qualified and designated as Independent Directors under the Securities Listing Regulations of the TSE. It is expected that all Director candidates who will be appointed at the Ordinary General Meeting of Shareholders to be held on June 23, 2026 satisfy the qualifications for Directors as set forth below, and that all outside Director candidates satisfy the additional qualifications for outside Directors and are also qualified and designated as Independent Directors under the Securities Listing Regulations of the TSE.

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

(5) Matters related to Outside Directors

Sony Group Corporation expects that each outside Director plays an important role in ensuring proper business decisions by Sony and effective input and oversight by the Board through actively exchanging opinions and having discussions about Sony’s business based on his or her various and broad experience, knowledge and expertise. Considering these expectations, the policy and procedures on the election of Director candidates, including independent outside Director candidates, are set forth as described above. As of the date of this report, the Board has 11 Directors, nine of whom are outside Directors. The Chair of the Board, as well as all members of the Nominating Committee, the Compensation Committee and the Audit Committee are outside Directors. After the closing of the Ordinary General Meeting of Shareholders to be held on June 23, 2026, it is expected that the Board will have 10 Directors, eight of whom will be outside Directors, that the Chair of the Board will be an outside Director; and that all members of the Nominating Committee, the Compensation Committee and the Audit Committee will be outside Directors.

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

(6) Policy and Procedure for Selection and Dismissal of Senior Executives

Sony Group Corporation appoints Corporate Executive Officers including the CEO and other officers that assume important roles in the management of Sony as “Senior Executives.”

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

* It is expected that members of the Nominating Committee will be appointed as follows at a meeting of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 23, 2026.

Members after the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 23, 2026: 4 outside Directors

Name	Position

Wendy Becker	Chair of the Nominating Committee (Outside Director)

Joseph A. Kraft Jr.	Nominating Committee Member (Outside Director)

Masayuki Hyodo	Nominating Committee Member (Outside Director)

William Morrow	Nominating Committee Member (Outside Director)

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

(3) Policy Regarding Composition of the Nominating Committee

Under the Companies Act, the Nominating Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. Also, under the Board Charter, the chair is to be selected from among the outside Directors. In determining whether to appoint or remove a member of the Nominating Committee, continuity of the Nominating Committee shall be duly taken into account. After the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 23, 2026, the Nominating Committee is expected to consist of four outside Directors.

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

(1) Members: 4 outside Directors (as of the date of this report)

Name	Position

Joseph A. Kraft Jr.	Chair of the Audit Committee (Outside Director)

Keiko Kishigami	Audit Committee Member (Outside Director)

Shingo Konomoto	Audit Committee Member (Outside Director)

Yoriko Goto	Audit Committee Member (Outside Director)

* It is expected that members of the Audit Committee will be appointed as follows at a meeting of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 23, 2026.

Members after the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 23, 2026: 3 outside Directors

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

(3) Policy Regarding Composition of the Audit Committee

Under the Companies Act, the Audit Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. In addition, under the Board Charter, each member of the Audit Committee (“Audit Committee Member”) shall satisfy all of the following qualifications: (a) he/she shall not be a Director engaged in the business operations of Sony Group Corporation or any of its subsidiaries, a Corporate Executive Officer, an accounting counselor, a general manager or other employee of Sony and (b) he/she shall meet the independence requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Group Corporation, and the chair is to be selected from among the outside Directors. The Audit Committee Members shall be selected from among the persons who possess appropriate experience and talent as well as the necessary finance, accounting and legal knowledge to serve on the Audit Committee. In determining whether to appoint or remove an Audit Committee Member, continuity of the Audit Committee shall be duly taken into account.

Moreover, at least one Audit Committee Member shall meet the audit committee financial expert requirements or such other equivalent requirements of the U.S. securities laws and regulations as may from time to time be applicable to Sony Group Corporation. The Board makes a determination on whether or not such Audit Committee Members meet these requirements. As of the date of this report, Keiko Kishigami and Yoriko Goto are “audit committee financial experts” within the meaning of Item 16A of Form 20-F under the Exchange Act, as amended. After the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 23, 2026, the Audit Committee is expected to consist of three outside Directors, one of whom (Yoriko Goto) is expected to be an “audit committee financial expert.” Yoriko Goto has auditing experience across various companies in Japan and overseas, as well as expertise on internal control and considerable knowledge of finance and accounting.

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

* It is expected that members of the Compensation Committee described above will be reappointed at a meeting of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 23, 2026.

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

(3) Policy Regarding Composition of the Compensation Committee

Under the Companies Act, the Compensation Committee shall consist of at least three Directors, the majority of whom shall be outside Directors. In addition, under the Board Charter, a Director who is a CEO, a Chief Operating Officer (“COO”) or a Chief Financial Officer (“CFO”) of Sony Group Corporation or who holds any equivalent position shall not be a member of the Compensation Committee, and the chair is to be selected from among the outside Directors. In determining whether to appoint or remove a member of the Compensation Committee, continuity of the Compensation Committee shall be duly taken into account. After the resolution of the Board immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 23, 2026, the Compensation Committee is expected to be comprised of three outside Directors.

Senior Executives (Corporate Executive Officer, Business CEO and other officers that assume important roles in the management of Sony)

(1) Total number of Senior Executives: 14 (including 5 Corporate Executive Officers) (as of the date of this report)

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

Other Officers (Corporate Executives)

(1) Total number of other officers: 6 (as of the date of this report)

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

Support for Activities of Directors, the Board and the Committees

Sony Group Corporation engages in various activities to enhance the oversight function of the Board over management’s operation of Sony’s business as follows:

(1) Outside Director Initiatives

The Chair of the Board, who is an outside Director, leads the Board’s activities and secures the appropriate cooperation, communication and arrangement among outside Directors and Senior Executives. As an example of such initiatives, outside Directors’ meetings have been held, generally on the same day as each Board Meeting, for the purpose of exchanging information and sharing information with respect to recognized issues among outside Directors. The Board also conducted Directors’ strategic workshops with management, business site visits by Directors, and meetings with the Chair of the Board and the CEO. All of these activities were aimed at securing better understanding by outside Directors of Sony’s business and management’s challenges and encouraging strategic discussions among Directors. At a workshop held over two days in December 2025, through direct dialogue with the management team of Sony Group Corporation including the CEOs of each business segment, the Directors exchanged opinions about the business environment and challenges surrounding each business, as well as strategies to address them. At the workshop, Directors also intensively discussed Sony Group’s mid- to long-term strategies and challenges, including the business portfolio. In October 2025, the outside Directors first visited Sony’s External Relations office in Washington D.C., where they discussed geopolitical risks with local employees and engaged in dialogue with outside experts, and then they visited the offices of Sony Corporation of America and Sony Music Entertainment in New York, where they exchanged opinions with local management on the current status and strategies of the global music business.

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

(2) Recent Evaluation

From February through May 2026, the Board conducted the Evaluation mainly in respect of the Board and Committee activities in the fiscal year ended March 31, 2026 after confirming that actions proposed in response to the results of the previous Evaluation were appropriately taken. The recent Evaluation was conducted under the leadership of the Chair of the Board, with the support of a third-party evaluation by an outside counsel having expertise in Japanese and global corporate governance practices (the “Outside Counsel”) in order to ensure transparency and objectivity and to obtain professional advice.

(3) Procedure of the Recent Evaluation

First, the Board confirmed that the actions proposed to be taken in response to the results of the previous Evaluation were taken, and it discussed and confirmed the proposed procedures for the Evaluation for the fiscal year ended March 31, 2026. Thereafter, the third-party evaluation was conducted by the Outside Counsel in accordance with the following steps:

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

•	Interviewed the Chair of the Board and the Chair of each Committee, newly appointed Directors (including the Peer Review*), and some of the Corporate Executive Officers; and

•	Researched other global companies’ practices in Japan and the U.S., and compared them with the company’s practices.

*	Peer Review: A mutual evaluation among Directors. In the fiscal year ended March 31, 2026, it was conducted through a questionnaire responded to by all Directors.

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

(4) Summary of the Results of the Recent Evaluation

Based on the following findings, the Outside Counsel reported that, as assessed in the previous Evaluation, the Board is established and operated in a manner sufficient to be highly evaluated:

•	The results of the questionnaire and interviews show that all Directors rate the effectiveness of the Board, including each Committee, highly.

•	The roles played by the newly appointed Chair of the Board and CEO on the Board were also highly evaluated by the Directors.

•	The Board played an appropriate role in the preparation and execution of the Partial Spin-off of the Financial Services business.

•	With the addition of three new Directors, the composition of the Board has shifted toward a structure that the capital markets highly value.

•	Initiatives to improve effectiveness of the Board continue to be implemented.

•	The process for sharing Board meeting materials with the Directors has been streamlined through the introduction of a dedicated application.

•	The newly appointed Directors commented that the orientation program was well conducted and evaluated it highly.

•

In terms of the Board’s composition and other various aspects, the Board has characteristics that are highly evaluated in many respects in comparison with the boards of listed companies in the U.S. as well as in Japan.

Following discussion and analysis based on the Outside Counsel’s report, the Board re-affirmed that the Board and each Committee were functioning effectively as of May 2026.

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

In addition, since the previous Evaluation conducted in 2025, the following major efforts have been implemented to improve the effectiveness of the Board.

•	Monitoring the progress of the business portfolio review and capital allocation;

•	Deepening discussions on and supervision over initiatives toward realizing the “Creative Entertainment Vision”; and

•	Overseeing policies and the status of responses to risks that could affect Sony’s management, including cybersecurity, economic security and geopolitical risks.

Internal Control and Governance Framework

At a Board meeting held on April 26, 2006, the Board reaffirmed the internal control and governance framework in effect as of the date of determination and determined to continue to evaluate and improve such framework going forward, as appropriate. At Board meetings held on May 13, 2009 and April 30, 2015, the Board amended and updated the internal control and governance framework, and as of May 8, 2026, the Board reaffirmed that such framework was in effect and determined to continue to evaluate and improve such framework going forward, as appropriate. These determinations were required by and met the requirements of the Companies Act.

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

Details of Actions Taken by the Board and the Committees

(1) Details of Actions Taken by the Board

During the fiscal year ended March 31, 2026, the Board convened 8 times. The attendance records of respective Directors are as follows.

Name	Meeting Records*1	Attendance Records*1

Kenichiro Yoshida	8 Times	8 Times (100%)

Hiroki Totoki	8 Times	8 Times (100%)

Wendy Becker	8 Times	8 Times (100%)

Keiko Kishigami	8 Times	8 Times (100%)

Joseph A. Kraft Jr.	8 Times	8 Times (100%)

Neil Hunt	8 Times	8 Times (100%)

William Morrow	8 Times	8 Times (100%)

Shingo Konomoto	8 Times	8 Times (100%)

Yoriko Goto*2	7 Times	7 Times (100%)

Nora Denzel*2	7 Times	7 Times (100%)

Masayuki Hyodo*2	7 Times	7 Times (100%)

*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended March 31, 2026.

*2 Because Yoriko Goto, Nora Denzel and Masayuki Hyodo were newly appointed as Directors at the Ordinary General Meeting of Shareholders on June 24, 2025, the numbers of their Meeting Records and Attendance Records differ from those of other outside Directors.

Note: Mr. Yoshihiko Hatanaka and Ms. Sakie Akiyama, who retired as Directors in June 2025, attended the one Board meeting held prior to their retirements.

During the fiscal year ended March 31, 2026, the Board discussed a variety of matters, such as a review of Sony’s business performance on a quarterly basis, Sony’s business portfolio including the Partial Spin-off of the Financial Services business, progress and reviews of the results of the fifth mid-range plan, formation of a business plan for the fiscal year ending March 31, 2027, strategically important M&A, initiatives toward realizing the “Creative Entertainment Vision” as Sony’s long-term vision, Group-wide AI initiatives, effectiveness of internal control and governance framework (including the ethics and compliance program) and risk management (including cybersecurity risks and geopolitical risks), as well as Sony’s initiatives and strategies related to sustainability.

(2) Details of Actions Taken by the Nominating Committee

During the fiscal year ended March 31, 2026, the Nominating Committee convened 5 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

Wendy Becker	5 Times	5 Times (100%)

Joseph A. Kraft Jr.	5 Times	5 Times (100%)

Masayuki Hyodo*2	4 Times	4 Times (100%)

*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended March 31, 2026.

*2 Because Masayuki Hyodo was newly appointed as a member of the Nominating Committee pursuant to the resolution at the meeting of the Board held on June 24, 2025, the numbers of his Meeting Records and Attendance Records differ from those of other members of the Nominating Committee.

Note: Mr. Yoshihiko Hatanaka, who retired as a member of the Nominating Committee in June 2025, attended the one Nominating Committee meeting held prior to his retirement.

The matters given consideration by the Nominating Committee include policies on selecting Director candidates, exploring Director prospects, and CEO succession. In addition, the Nominating Committee assesses succession plans for the Senior Executives with key management responsibilities for individual business units and headquarters functions, based on management, including CEO, reports. During the fiscal year ended March 31, 2026, with respect to the selection of Director candidates, as a priority item for the fiscal year, the Nominating Committee confirmed the policy that the candidates for Directors should be selected by considering the size of the Board, and the expertise and diversity of each Director, and held discussions based on such policy. As a result, Lin Tao, CFO, was appointed as a candidate for new Director while concurrently serving as a Corporate Executive Officer. The Nominating Committee also reviewed and decided to continue discussions on candidates for new outside Directors for the next fiscal year and beyond. Regarding the change in the Senior Executives, the Nominating Committee reviewed and assessed the proposed retirement of Kenichiro Yoshida from the position of Representative Corporate Executive Officer and for him to continue to serve as Chairman, as well as succession plans for the Senior Executives.

(3) Details of Actions Taken by the Audit Committee

During the fiscal year ended March 31, 2026, the Audit Committee convened 7 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

Joseph A. Kraft Jr.	7 Times	7 Times (100%)

Keiko Kishigami	7 Times	7 Times (100%)

Shingo Konomoto	7 Times	7 Times (100%)

Yoriko Goto*2	4 Times	4 Times (100%)

*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended March 31, 2026.

*2 Because Yoriko Goto was newly appointed as a member of the Audit Committee pursuant to the resolution at the meeting of the Board held on June 24, 2025, the numbers of her Meeting Records and Attendance Records differ from those of other members of the Audit Committee.

The Audit Committee conducts audits of the performance of duties by Directors and Corporate Executive Officers pursuant to applicable laws and regulations and the Charter of the Audit Committee established by the Board, through deliberation at seven Audit Committee meetings, activities of Audit Committee Members (for example, reviewing reports relating to the execution of duties by the Corporate Executive Officers and employees of Sony Group Corporation, or directors, statutory auditors and employees of major subsidiaries of Sony Group Corporation, and visiting audits at business sites), and activities of the Audit Committee Aide (including attendance at meetings relating to important management execution matters, review of meeting materials, and review of approval documents and other materials concerning the Senior Executives). In addition, the Audit Committee conducts the “organizational audit” in cooperation with divisions in charge of internal audit and divisions in charge of internal control of Sony. Through the process, the Audit Committee receives periodical reports from these divisions at the Audit Committee meetings or other meetings to be held from time to time, requests that they conduct necessary investigations, and receives reports on the process and result of such investigations. Furthermore, the meetings with divisions in charge of internal control of Sony were held seven times and the meetings with and written reports from the independent auditor were held and received, in total, eight times during the fiscal year ended March 31, 2026.

Specific considerations by the Audit Committee include review of audit plans in three-way audits, identification and audit of priority audit items for each fiscal year, review of financial results and disclosure documents related to financial results, review of development and operation of internal control systems, audit of financial reports and SOX 404-related activities, audit of internal audit activities, review of the content and process for determining the compensation of the independent auditors, audit of the appropriateness of audit by the independent auditors and evaluation of the independent auditors. In addition to these, the Audit Committee held interviews with the Senior Executives and other officers to receive reports on matters such as the recognition of issues and the status of risk management in the respective areas of responsibility of each business and headquarter function, and engaged in dialogue.

The priority audit items for the fiscal year ended March 31, 2026 were the focus areas and governance framework under the new management structure, responses to changes in the business portfolio, and responses to new accounting standards and disclosure standards not yet adopted. Through the organizational audit described above, the following audit activities were conducted.

i)	Focus areas and governance under the new management structure

The Audit Committee engaged in dialogue with the newly appointed Chief Officers, whose roles were effective April 1, 2025, regarding their focus areas under the new management structure and the status of progress. In meetings with the Business CEOs, in light of the rapidly increasing uncertainty in the business environment, the Audit Committee discussed opportunities and risks identified as particularly significant within their respective areas of responsibility and confirmed that prompt responses to risks and initiatives to strengthen the profitability of each business were being advanced.

ii)	Responses to changes in the business portfolio

With respect to the Partial Spin-off of the Financial Services business, the Audit Committee held in-depth discussions with the internal control department and the independent auditor regarding the appropriateness and sufficiency of the phased accounting treatments and related disclosures. In addition, the Audit Committee reviewed the policies and details regarding accounting treatments and disclosures in connection with the establishment of a joint venture through a strategic partnership in the home entertainment field between Sony Corporation and TCL.

iii)	Responses to new accounting standards and disclosure standards not yet adopted

The Audit Committee received reports on preparations for sustainability disclosures in accordance with the sustainability disclosure standards published by the Sustainability Standards Board of Japan, which will be effective from the fiscal year ending March 31, 2027, and reviewed the disclosure policy options available to Sony, Sony’s status of collecting such information for disclosure, and related challenges.

(4) Details of Actions Taken by the Compensation Committee

During the fiscal year ended March 31, 2026, the Compensation Committee convened 6 times. The attendance records of respective Directors are as follows.

Name	Meeting Records *1	Attendance Records *1

William Morrow	6 Times	6 Times (100%)

Nora Denzel*2	4 Times	4 Times (100%)

Masayuki Hyodo*2	4 Times	4 Times (100%)

*1 The numbers of the Meeting Records and the Attendance Records are those applicable to the fiscal year ended March 31, 2026.

*2 Because Nora Denzel and Masayuki Hyodo were newly appointed as members of the Compensation Committee pursuant to the resolution at the meeting of the Board held on June 24, 2025, the numbers of their Meeting Records and Attendance Records differ from those of the other member of the Compensation Committee.

Note: Wendy Becker and Ms. Sakie Akiyama, who retired as members of the Compensation Committee in June 2025, attended the two Compensation Committee meetings held prior to their retirement.

The specific matters given consideration by the Compensation Committee include the Corporation’s policy regarding the determination of individual remuneration for Directors and Senior Executives, including Corporate Executive Officers, for each fiscal year, and the amount and content of such remuneration. The Committee also considers the total number of stock acquisition rights to be issued for the purpose of granting stock options to Corporate Executive Officers and employees of the Corporation and directors, other officers and employees of the Corporation’s subsidiaries, other stock-based compensation utilizing shares of the Corporation’s stock such as restricted stock units, and the determination of officers subject to the clawback policy. During the fiscal year ended March 31, 2026, the Compensation Committee discussed and determined a review of the percentage of the Business Results Linked Standard Payment Amount relative to fixed remuneration for the Senior Executives, the introduction of restricted stock units (“RSUs”) vesting upon resignation to gradually replace the phantom restricted stock plan, and the value adjustment to previously granted stock-based compensation carried out in connection with the Partial Spin-off of the Financial Services business. The Committee also conducted a comprehensive review of and discussion on the types and composition of stock-based compensation for the fiscal year ending March 31, 2027 and beyond, with consideration of other companies’ trends in Japan and other countries.

D.	Employees

As of March 31, 2026, Sony had approximately 94,900 employees, a decrease of approximately 17,400 employees from March 31, 2025. This decrease was mainly attributable to the deconsolidation of SFGI following the Partial Spin-off of the Financial Services business, as well as headcount reductions resulting from structural reforms in the ET&S segment (in Japan) and business divestitures in the I&SS segment (outside of Japan). Approximately 8% of the total number of employees were members of labor unions.

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

The following table shows the number of employees of Sony by segment and region as of March 31, 2024, 2025 and 2026.

Number of Employees by Segment and Region

	March 31
	2024	2025	2026
By segment:
G&NS	12,700	12,100	12,300
Music	11,300	11,300	11,400
Pictures	9,500	11,500	11,300
ET&S	38,700	36,700	33,100
I&SS	19,700	19,200	18,800
Financial Services	13,600	14,300	—
All Other	2,000	1,700	1,600
Unallocated — Corporate employees	5,500	5,500	6,400
By region:
Japan	57,200	57,500	42,300
Outside of Japan	55,800	54,800	52,600

Total	113,000	112,300	94,900

In addition, the average number of employees for the fiscal years ended March 31, 2024, 2025 and 2026, calculated by averaging the total number of employees at the end of each quarter, was approximately 113,900, 113,300 and 103,600, respectively.

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

In the Pictures segment, Sony also generally considers its labor relations to be good. A number of Pictures’ subsidiaries are signatories to union contracts. During the fiscal year ended March 31, 2026, negotiations were conducted and agreements were reached with a number of unions. Negotiations were completed with Screen Actors Guild-American Federation of Television and Radio Artists (“SAG-AFTRA”) for the Network Code agreement and for the first Intimacy Coordinators agreement. Negotiations were also completed with the International Alliance of Theatrical and Stage Employees for an agreement with The Animation Guild. Negotiations were also completed on April 5, 2026 with the Writers Guild of America for a new agreement for a four-year term. Negotiations were also completed on May 2, 2026 with SAG-AFTRA for the Codified Basic Agreement and the Television Basic Agreement, each with a new four-year term. A tentative agreement was reached with the Directors Guild of America (“DGA”) on June 9, 2026 for the Basic Agreement and the Film Live Tape Television Agreement. These agreements, which also have four-year terms, are still subject to ratification in June 2026 by the DGA membership. Alamo Drafthouse Cinema is in negotiations for collective bargaining agreements with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, Local 2179 covering employees at two theaters and with the Communications Workers of America, AFL-CIO covering employees at four theaters.

Sony continuously strives to provide competitive wages and benefits and good working conditions for all of its employees.

E.	Share Ownership

The following table sets forth information with respect to the number of shares of Common Stock beneficially owned by Directors and Corporate Executive Officers listed in “Compensation” in “Item 6. Directors, Senior Management and Employees.” as of March 31, 2026.

Directors and Corporate Executive Officers	Shares Beneficially Owned
	Number*1		Percentage of Total Shares Outstanding
Kenichiro Yoshida	2,510,115	*2	—	*8
Hiroki Totoki	1,480,250	*3	—	*8
Wendy Becker	24,500		—	*8
Keiko Kishigami	20,000		—	*8
Joseph A. Kraft Jr.	20,000		—	*8
Neil Hunt	5,000		—	*8
William Morrow	5,000		—	*8
Shingo Konomoto	1,000		—	*8
Yoriko Goto	—		—	*8
Nora Denzel	—		—	*8
Masayuki Hyodo	—		—	*8
Lin Tao	198,503	*4	—	*8
Toshimoto Mitomo	651,700	*5	—	*8
Tsuyoshi Kodera	666,578	*6	—	*8
Yasuhiro Ito	99,989	*7	—	*8

*1 The number of the Shares of Common Stock Beneficially Owned represents the total number of the shares of Common Stock, ADSs evidenced by ADRs, each ADS representing one share of Common Stock, Restricted Stock and stock acquisition rights.

*2 Includes (a) 682,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 1,288 yen per share, which will expire on October 30, 2028; (b) 600,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,278 yen per share, which will expire on November 15, 2032; and (c) 566,500 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,589 yen per share, which will expire on November 26, 2033.

*3 Includes (a) 132,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 1,288 yen per share, which will expire on October 30, 2028; (b) 150,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 1,848 yen per share, which will expire on October 28, 2030; (c) 250,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,870 yen per share, which will expire on October 28, 2031; (d) 250,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,278 yen per share, which will expire on November 1, 2032; and (e) 300,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,589 yen per share, which will expire on November 9, 2033.

*4 Includes (a) 35,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,870 yen per share, which will expire on November 17, 2031; (b) 65,500 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,278 yen per share, which will expire on November 1, 2032; and (c) 20,500 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,589 yen per share, which will expire on November 9, 2033.

*5 Includes (a) 44,500 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 1,288 yen per share, which will expire on October 30, 2028; (b) 100,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 1,341 yen per share, which will expire on October 30, 2029; (c) 100,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 1,848 yen per share, which will expire on October 28, 2030; (d) 100,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,870 yen per share, which will expire on October 28, 2031; (e) 100,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,278 yen per share, which will expire on November 1, 2032; and (f) 66,500 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,589 yen per share, which will expire on November 9, 2033.

*6 Includes (a) 68,500 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 673 yen per share, which will expire on November 1, 2026; (b) 100,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 1,047 yen per share, which will expire on October 31, 2027; (c) 33,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 10.42 U.S. dollars per share, which will expire on November 19, 2028; (d) 66,500 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 11.37 U.S. dollars per share, which will expire on November 19, 2029; (e) 100,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 16.67 U.S. dollars per share, which will expire on November 17, 2030; (f) 100,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,870 yen per share, which will expire on October 28, 2031; (g) 100,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,278 yen per share, which will expire on November 1, 2032; and (h) 46,500 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,589 yen per share, which will expire on November 9, 2033.

*7 Includes (a) 13,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 1,288 yen per share, which will expire on October 30, 2028; (b) 15,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 1,341 yen per share, which will expire on October 30, 2029; (c) 20,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 1,848 yen per share, which will expire on October 28, 2030; (d) 20,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,870 yen per share, which will expire on October 28, 2031; (e) 20,000 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,278 yen per share, which will expire on November 1, 2032; and (f) 5,500 shares that may be acquired upon the exercise of stock acquisition rights at an exercise price of 2,589 yen per share, which will expire on November 9, 2033.

*8 Less than 1%.

During the fiscal year ended March 31, 2026, Sony Group Corporation granted stock acquisition rights, which represent rights to subscribe for shares of Common Stock, to Corporate Executive Officers and employees of Sony Group Corporation as well as directors, officers and employees of its subsidiaries. The stock acquisition rights cannot be exercised for one year from the date of grant and generally vest ratably up to three years from the date of grant and are generally exercisable up to ten years from the date of grant. The following table shows the portion of those stock acquisition rights which were granted by Sony Group Corporation to Directors and Corporate Executive Officers as of March 31, 2026 and which were outstanding as of the same date.

Year granted (Fiscal year ended March 31)	Total number of shares subject to stock acquisition rights*1	Exercise price per share
	(in thousands)
2026	987	4,512 yen
2025	1,520	2,948 yen
2024	1,510	2,589 yen
2023	1,136	2,278 yen
2022	505	2,870 yen
2021	100	16.67 U.S. dollars*2
2021	270	1,848 yen
2020	67	11.37 U.S. dollars*2
2020	115	1,341 yen
2019	33	10.42 U.S. dollars*2
2019	872	1,288 yen
2018	100	1,047 yen
2017	69	673 yen

*1 Total numbers of shares subject to stock acquisition rights and the exercise prices per share of stock acquisition rights granted from the fiscal year ended March 31, 2017 to the fiscal year March 31, 2024 are figures taking into account the five-for-one stock split effective October 1, 2024.

*2 In connection with the Partial Spin-off of the Financial Services business, the execution of which was completed on October 1, 2025, the exercise prices per share of stock acquisition rights have been adjusted in accordance with the provisions of the terms and conditions governing the issuance of such stock acquisition rights.

Regarding the above compensation plans, refer to Note 21 of the consolidated financial statements.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 31, 2026, there were 6,149,810,645 shares of Common Stock outstanding, including 242,144,891 shares of treasury stock. Out of the total outstanding shares, 523,381,332 shares were in the form of ADRs and 1,115,823,494 shares were held of record in the form of Common Stock by residents in the U.S. As of March 31, 2026, the number of registered ADR holders was 4,302 and the number of registered holders of Common Stock in the U.S. was 473.

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

Date of Report*	Reported entities	Reported number of direct or indirect owned and deemed owned shares**	Reported percentage of direct or indirect owned and deemed owned shares**
October 6, 2020	Nomura Asset Management Co., Ltd. and 3 Joint Holders	63,156,882	5.01
December 5, 2024	BlackRock Japan Co., Ltd. and 11 Joint Holders	532,553,589	8.53
September 19, 2025	Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	361,355,310	5.88

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

A fiscal year-end dividend of 12.5 yen per share of Common Stock was approved at the Board of Directors meeting held on May 8, 2026 and the payment of such dividend started on June 1, 2026. Sony Group Corporation has already paid an interim dividend for Common Stock of 12.5 yen per share to each shareholder; accordingly, the total annual dividend per share of Common Stock for the fiscal year ended March 31, 2026 is 25 yen.

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

Sony Group Corporation’s ADRs have been traded in the U.S. since 1961 and have been listed on the NYSE since 1970. As of April 1, 2021, the ticker symbol changed from “SNE” to “SONY.” Sony Group Corporation’s ADRs are issued and exchanged by JPMorgan Chase Bank, N.A., as the Depositary.

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

For reference purposes only, the Minister of Finance publishes, and may update from time to time, a list that classifies Japanese listed corporations into the following categories: (i) corporations engaged only in businesses other than the Designated Businesses, (ii) corporations engaged in Designated Businesses other than Core Sector Designated Businesses, (iii) corporations engaged in the Core Sector Designated Businesses and (iv) corporations falling into the Designated Core Business Entity. According to the list most recently published by the Minister of Finance, as of June 18, 2026, Sony Group Corporation is classified as category (iii) above.

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

Japanese Tax Considerations with respect to shares of Common Stock and ADSs

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”) who are holders of shares of Common Stock of Sony Group Corporation or of ADRs evidencing ADSs representing shares of Common Stock of Sony Group Corporation. The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of June 18, 2026. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. Sony Group Corporation will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after such date.

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits are, in general, not a taxable event.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is generally 20.42%, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock or ADSs of Sony Group Corporation) to non-resident Holders other than any non-resident Holder who is an individual holding 3% or more of the total shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or before December 31, 2047. Due to the imposition of a special additional withholding tax (2.1% of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake (the “reconstruction surtax”), the original withholding tax rates of 15% and 20% as applicable, have been effectively increased to 15.315% and 20.42%. These overall 15.315% and 20.42% withholding tax rates continue to apply until December 31, 2047, while the breakdown of the 0.315% and 0.42% surtax portion is (i) the reconstruction surtax of 0.315% (or 2.1% of 15%) and 0.42% (or 2.1% of 20%) until December 31, 2026, and (ii) during the period beginning on January 1, 2027 and ending on December 31, 2047, the reconstruction surtax of 0.165% (or 1.1% of 15%) and 0.22% (or 1.1% of 20%) and another special additional withholding tax of 0.15% (or 1.0% of 15%) and 0.2% (or 1.0% of 20%) to fund strengthening Japan’s national defense capabilities (the “defense surtax”). The 2026 tax reform, which was promulgated on March 31, 2026, has introduced the defense surtax while accordingly reducing the reconstruction surtax, to maintain the overall 15.315% and 20.42% withholding tax rates.

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

United States Taxation with respect to shares of Common Stock and ADSs

The U.S. dollar amount of dividends received (prior to deduction of Japanese taxes) by a U.S. holder of ADSs or Common Stock of Sony Group Corporation will be included in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Sony Group Corporation as determined for U.S. federal income tax purposes. The U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the ADSs or Common Stock will be subject to taxation at a reduced rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs or Common Stock will be treated as qualified dividends if Sony Group Corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid a passive foreign investment company (“PFIC”). Based on Sony Group Corporation’s audited financial statements and relevant market and shareholder data, Sony Group Corporation believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its taxable year ended March 31, 2026. In addition, based on Sony Group Corporation’s audited financial statements and Sony Group Corporation’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, Sony Group Corporation does not anticipate becoming a PFIC for the taxable year ending March 31, 2027. Holders of ADSs and Common Stock of Sony Group Corporation should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. Dividends paid by Sony Group Corporation to U.S. corporate holders of ADSs or Common Stock of Sony Group Corporation will not be eligible for the dividends-received deduction.

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

The SEC maintains an internet site that contains the documents referred to in this annual report on Form 20-F that have been filed with the SEC at https://www.sec.gov.

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

The Depositary may agree to reduce or waive certain fees, charges and expenses to Holders that would normally be charged on ADSs issued to or at the direction of, or otherwise held by, Sony Group Corporation and/

or certain Holders and beneficial owners of ADSs and holders and beneficial owners of Sony Group Corporation’s Common Stock.

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

The Depositary reimbursed Sony for certain expenses Sony incurred in connection with its ADR program, subject to certain ceilings. These reimbursable expenses included, but were not limited to, legal and accounting fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the fiscal year ended March 31, 2026, such amounts paid by the Depositary to Sony Group Corporation totaled 216,228.30 U.S. dollars.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

Item 15(a). Disclosure Controls and Procedures

Sony has carried out an evaluation under the supervision and with the participation of Sony’s management, including the CEO and CFO, of the effectiveness of the design and operation of Sony’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of March 31, 2026. Disclosure controls and procedures require that information to be disclosed in the reports Sony Group Corporation files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Sony’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Sony’s evaluation, the CEO and CFO have concluded that, as of March 31, 2026, the disclosure controls and procedures were effective at the reasonable assurance level.

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

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2026 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2026.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Japan LLC, has issued an audit report on the effectiveness of Sony’s internal control over financial reporting as of March 31, 2026, presented on page (F-2).

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Refer to the Report of Independent Registered Public Accounting Firm on page (F-2).

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Sony’s internal control over financial reporting during the fiscal year ended March 31, 2026 that has materially affected, or is reasonably likely to materially affect, Sony’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Sony Group Corporation’s Board of Directors has determined on June 24, 2025 that Keiko Kishigami and Yoriko Goto each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act, as amended. In addition, both are determined to be independent as defined under the NYSE Corporate Governance Standards. As of the date of this report, it is planned that Yoriko Goto will be determined to qualify as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act, as amended, and to be independent, under the NYSE Corporate Governance Standards, at the meeting of the Board of Directors immediately following the closing of the Ordinary General Meeting of Shareholders to be held on June 23, 2026.

Item 16B.	Code of Ethics

Sony has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, as amended. The code of ethics applies to all directors, officers and employees of Sony. The code of ethics is available at:

https://www.sony.com/en/SonyInfo/csr_report/compliance/code_of_conduct_En.pdf

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table presents fees for audit and other services rendered by PricewaterhouseCoopers for the fiscal years ended March 31, 2025 and 2026.

	Fiscal year ended March 31
	2025	2026
	Yen in millions
Audit Fees (1)	6,265	6,749
Audit-Related Fees (2)	583	365
Tax Fees	—	—
All Other Fees (3)	93	25

	6,941	7,139

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.

(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.

(3)	All Other Fees consist of fees primarily for services rendered with respect to advisory services.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets out information concerning purchases made by Sony Group Corporation during the fiscal year ended March 31, 2026.

Period	(a) Total number of shares purchased	(b) Average price paid per share (yen)	(c) Total number of shares purchased as part of publicly announced plans or programs*1,2,3,4,5	(d) Maximum number of shares that may yet be purchased under the plans or programs*1,2,3,4,5
April 1 — 30, 2025	6,922,605	3,188.37	6,921,900	N/A
May 1 — 31, 2025	5,302,070	3,725.23	5,301,700	91,816,700
June 1 — 30, 2025	13,654,875	3,722.69	13,654,300	81,044,000
July 1 — 31, 2025	10,521,445	3,658.35	10,521,000	69,589,400
August 1 — 31, 2025	14,844,195	3,989.49	14,843,800	54,437,800
September 1 — 30, 2025	6,814,380	4,155.12	6,814,200	48,865,000
October 1 — 31, 2025	12,022,025	4,384.87	12,021,800	N/A
November 1 — 30, 2025	2,072,001	4,493.50	2,071,600	32,612,900
December 1 — 31, 2025	5,058,050	4,159.42	5,057,200	27,871,200
January 1 — 31, 2026	4,972,180	3,953.67	4,971,600	22,899,600
February 1 — 28, 2026	20,206,441	3,453.74	20,205,900	52,791,700
March 1 — 31, 2026	38,487,695	3,383.27	38,487,600	19,206,100

Total	140,877,962	3,705.97	140,872,600	N/A

Column (a) represents the combined total number of shares purchased during the fiscal year ended March 31, 2026, including both fractional shares purchased from fractional shareholders in accordance with the Companies Act, and shares purchased in accordance with publicly announced plans, as shown in column (c).

Under the Companies Act, a holder of shares constituting less than one full unit may require Sony Group Corporation to purchase such shares at their market value (Refer to “Memorandum and Articles of Association — Capital stock — (Unit share system)” in “Item 10. Additional Information”). During the fiscal year ended March 31, 2026, Sony Group Corporation purchased 5,362 shares of Common Stock for a total purchase price of 20,648,946 yen upon such requests from holders of shares constituting less than one full unit.

*1 Sony Group Corporation approved on May 14, 2025 by resolution of the Board of Directors the establishment of the following facility for the repurchase of Common Stock pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation.

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

•	Total number of shares repurchased: 63,156,800 shares

•	Total purchase price for repurchased shares: 249,999,876,533 yen

•	Period of repurchase: May 15, 2025 to October 27, 2025

*3 Sony Group Corporation approved on November 11, 2025 by resolution of the Board of Directors the establishment of the following facility for the repurchase of Common Stock pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation.

•	Total number of shares for repurchase: 35 million shares (maximum) (0.59% of total number of shares issued and outstanding (excluding treasury stock))

•	Total purchase price for repurchase of shares: 100 billion yen (maximum)

•	Period of repurchase: From November 12, 2025 to May 14, 2026

Sony Group Corporation approved on February 5, 2026 by resolution of the Board of Directors the partial amendment to the facility for the repurchase of Common Stock approved on November 11, 2025, pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation.

•	Total number of shares for repurchase (after partial amendments): 55 million shares (maximum) (0.92% of total number of shares issued and outstanding (excluding treasury stock))

•	Total purchase price for repurchase of shares (after partial amendments): 150 billion yen (maximum)

•	Period of repurchase: From November 12, 2025 to May 14, 2026

Sony Group Corporation approved on February 26, 2026 by resolution of the Board of Directors the further partial amendment to the facility for the repurchase of Common Stock approved on November 11, 2025 and partially amended on February 5, 2026, pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation.

•	Total number of shares for repurchase (after partial amendments): 90 million shares (maximum) (1.51% of total number of shares issued and outstanding (excluding treasury stock))

•	Total purchase price for repurchase of shares (after partial amendments): 250 billion yen (maximum)

•	Period of repurchase: From November 12, 2025 to May 14, 2026

*4 The repurchase of shares of Common Stock based on the approval at the Board of Directors set forth in Note 3 above was completed. The details are as follows.

•	Total number of shares repurchased: 70,793,900 shares

•	Total purchase price for repurchased shares: 249,999,854,281 yen

•	Period of repurchase: November 12, 2025 to March 24, 2026

*5 Sony Group Corporation approved on May 8, 2026 by resolution of the Board of Directors the establishment of the following facility for the repurchase of Common Stock pursuant to the Companies Act and Sony Group Corporation’s Articles of Incorporation.

•	Total number of shares for repurchase: 230 million shares (maximum) (3.89% of total number of shares issued and outstanding (excluding treasury stock))

•	Total purchase price for repurchase of shares: 500 billion yen (maximum)

•	Period of repurchase: From May 11, 2026 to May 10, 2027

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G.	Corporate Governance

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

(v) a person who is, or whose immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

(vi) an executive officer or employee of a company, or has an immediate family member of an executive officer of a company, that makes payments to, or receives payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of 1 million U.S. dollars or 2% of such other company’s consolidated gross revenues second degree of kinship of a Director or a Corporate Executive Officer or general manager or other employee of Sony Group Corporation. Under the Companies Act, a director’s status as an “outside” director is unaffected by the director’s compensation, his or her affiliation with business partners, or the board’s affirmative determination of independence. On the other hand, under the Companies Act, a director who has had a career as a management director, corporate executive officer, or other employee of the company, its subsidiaries or other group companies is by definition not an “outside” director.

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

As of the date of this report, 9 of the 11 members of Sony Group Corporation’s Board of Directors are qualified as “outside” directors. In addition, all 9 “outside” directors are qualified and designated as “Independent Directors” under the Securities Listing Regulations of the TSE. It is expected that 8 of the 10 members of new director candidates who will be appointed at the Ordinary General Meeting of Shareholders to be held on June 23, 2026 will each be qualified as “outside” directors, and will also be qualified and designated as “Independent Directors” under the Securities Listing Regulations of the TSE.

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

NYSE Standards	Sony’s Corporate Governance Practices
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

NYSE Standards	Sony’s Corporate Governance Practices

committee financial expert requirements. As of the date of this report, all the members of Sony Group Corporation’s Audit Committee are “independent” as defined in the NYSE Corporate Governance Standards, and two members of the Committee are qualified as audit committee financial experts. It is expected that all the members of the Audit Committee will be determined to be also “independent” as defined in the NYSE Corporate Governance Standards, and one member of the Committee will be determined to qualify as an audit committee financial expert, at the meeting of the Board of Directors immediately following the closing of the Ordinary General Meeting of Shareholders on June 23, 2026.

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

Sony Group Corporation is required to disclose the status of its corporate governance under the Companies Act, the Financial Instruments and Exchange Act and its related regulations, and the Securities Listing Regulations of the TSE; however, Sony Group Corporation does not have corporate governance guidelines that cover all the requirements described in the NYSE Corporate Governance Standards, as many of the provisions do not apply to

NYSE Standards	Sony’s Corporate Governance Practices
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
If Sony’s cybersecurity risk management controls are overcome by
a cyber attacker, Sony follows an incident response plan and escalation process as defined in the information security program. The response process includes an assessment of whether an incident may be material, and this assessment is adjusted as necessary as additional facts become known during the incident response. Any incident that is assessed as potentially material is escalated to Sony’s senior management and is reported to the three outside Directors in charge of information security on Sony Group Corporation’s Board of Directors.
In the fiscal year ended March 31, 2026, Sony was the victim of several cyberattacks. None of these incidents was assessed to be material, nor did they materially affect Sony’s business strategy, the results of its operations, or its financial condition. However, there can be no guarantee that this will be the case with a future incident. For more information about risks Sony faces from cyberattacks, please refer to “Sony’s brand image, reputation and business may be harmed and Sony may be subject to legal claims if there is a breach or other compromise of Sony’s information security or that of its third-party service providers or business partners.” included in “Risk Factors” in “Item 3.
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
The Board of Directors oversees Sony’s information security risks, significant incidents, policies and key initiatives. The full Board of Directors receives reports from the outside Directors in charge of information security as well as briefings several times a year from the CDO and the GISO, and also engages in discussion of these matters.

•
As of the date of this report, the following three outside Directors oversee Sony’s information security efforts, via monthly meetings and ad-hoc
incident response communications with the CDO and GISO.(*)

-	Joseph A. Kraft Jr., outside Director, serves simultaneously as the Chair of the Audit Committee.

-	Neil Hunt, outside Director, has extensive experience in the development of large-scale information systems, including experience with the management of cybersecurity risks.

-	Nora Denzel, outside Director, has deep experience in information technology cultivated at several Silicon Valley-based companies, including experience with the management of cybersecurity risks.
* Sony Group Corporation has proposed “To elect 10 Directors” as an agenda item for the Ordinary General Meeting of Shareholders to be held on June 23, 2026. If the proposal is approved, the three outside Directors described above will be reappointed as Directors in charge of information security at the Board of Directors meeting to be held after the Ordinary General Meeting of Shareholders.

Item 17.	Financial Statements
Not Applicable

Item 18.	Financial Statements
Refer to the consolidated financial statements.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1

Amended Articles of Incorporation of Sony Group Corporation (English Translation), incorporated by reference to Exhibit 1.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2025 (Commission file number 001-06439) filed on June 20, 2025

1.2

Share Handling Regulations (English Translation), incorporated by reference to Exhibit 1.2 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2024 (Commission file number 001-06439) filed on June 25, 2024

1.3

Charter of the Board of Directors, as amended (English Translation), incorporated by reference to Exhibit 1.3 of Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2024 (Commission file number 001-06439) filed on June 25, 2024

2.1

Second Further Amended and Restated Deposit Agreement, dated as of April 1, 2025, by and among Sony Group Corporation, JPMorgan Chase Bank, N.A. and holders and beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipt, incorporated by reference to Exhibit 99. A to Sony’s registration statement on Form F-6 (Commission file number 333-285828) filed on March 14, 2025

2.2	Description of Rights of each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934

8.1

Significant subsidiaries (as defined in §210.1-02(w) of Regulation S-X) of Sony Group Corporation, including additional subsidiaries that management has deemed to be significant, as of March 31, 2026: Incorporated by reference to “Business Overview” and “Organizational Structure” in “Item 4. Information on the Company”

11.1	Global Policy on Insider Trading Prevention

12.1	302 Certification

12.2	302 Certification

13.1	906 Certification

15.1	Consent of PricewaterhouseCoopers Japan LLC

97.1

Sony Group Corporation Clawback Policy, incorporated by reference to Exhibit 97.1 to Sony’s annual report on Form 20-F for the fiscal year ended March 31, 2024 (Commission file number 001-06439) filed on June 25, 2024

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ LIN TAO

(Signature)
Lin Tao
Chief Financial Officer

Date: June 18, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Sony Group Corporation (Sony Group Kabushiki Kaisha)
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Sony Group Corporation and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Significant assumptions used in the valuation of accumulated other comprehensive income related to insurance finance income (expenses) arising from groups of insurance contracts not measured under the premium allocation approach (“PAA”) that was transferred to net income (loss) from discontinued operations
As described in Notes 3, 13 and 33 to the consolidated financial statements, the Company executed a partial spin-off of the Financial Services business as of October 1, 2025. As a result of the execution of the spin-off, 1,377,795 million yen of accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners at the time of the execution was transferred to net income (loss) from discontinued operations as a loss in the consolidated statements of income. Of this accumulated other comprehensive income, loss of 1,640,079 million yen relates to changes in the fair value of debt instruments measured at fair value through other comprehensive income held in the Financial Services business, and income of 263,298 million yen relates to insurance finance income (expenses). The latter mainly comprises changes in the carrying amount of groups of insurance contracts not measured under the PAA that are arising from the impact of the changes in the time value of money and financial risks. The carrying amount of a group of insurance contracts is the sum of the liability for remaining coverage and the liability for incurred claims. For insurance contracts not measured under the PAA, the liability for remaining coverage comprises fulfillment cash flows and the contractual service margin, and the liability for incurred claims comprises fulfillment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported. The fulfillment cash flows are measured using current estimates of future cash flows, discount rates, and a risk adjustment for non-financial
risk. The discount rates used to measure the estimates of the present value of future cash flows are derived by adjusting an observable risk-free yield curve based on government bond yields using an illiquidity premium by setting up a reference portfolio of Sony’s assets. Regarding extrapolation for the periods in which observable market data is not available, a method using an ultimate forward rate is applied. These discount rates represent significant assumptions used in measuring the portion of accumulated other comprehensive income related to insurance finance income (expenses).
The principal considerations for our determination that performing procedures relating to the significant assumptions used in the valuation of accumulated other comprehensive income related to insurance finance income (expenses) arising from groups of insurance contracts not measured under the PAA that was transferred to net income (loss) from discontinued operations is a critical audit matter are: (1) management’s significant judgment involved in developing the aforementioned significant assumptions; (2) which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s significant assumptions; and (3) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing the effectiveness of controls relating to the determination of the discount rates as significant assumptions, including controls over the completeness and accuracy of data used by management in developing the discount rate assumptions. These procedures also included evaluating the completeness and accuracy of the data used by management to develop the discount rate assumptions. Professionals with specialized skill and knowledge were used to assist in evaluating (a) that the discount rate calculations were mathematically correct, (b) that government bond yields and ultimate forward rates were appropriately applied for periods without observable market data, (c) that the illiquidity premium was appropriately derived using a reference portfolio of assets, and (d) the reasonableness of the methodology used by management to determine the significant assumptions and the reasonableness of such assumptions based on industry knowledge.
/s/
PricewaterhouseCoopers Japan LLC
Tokyo, Japan
June
1
8
, 202
6
We have served as the Company’s auditor since 2006.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position

		Yen in millions
	Note	March 31, 2025	March 31, 2026
ASSETS
Current assets:
Cash and cash equivalents	27	2,980,956	2,208,879
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 131,544 million yen as of March 31, 2025)	5,14	453,677	-
Trade and other receivables, and contract assets	5,22	1,943,184	1,821,916
Inventories	7	1,310,770	1,227,351
Other financial assets	5	145,192	28,167
Other current assets	19	621,209	663,678
Total current assets		7,454,988	5,949,991
Non-current assets:
Investments accounted for using the equity method	8	347,718	483,709
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 2,797,194 million yen as of March 31, 2025)	5,14	18,736,298	-
Property, plant and equipment	9	1,513,660	1,453,805
Right-of-use assets	10	521,685	524,345
Goodwill	11	1,508,721	1,673,906
Content assets	11,27	2,249,048	2,558,615
Other intangible assets	11	671,212	659,578
Deferred tax assets	25	559,284	560,800
Other financial assets	5	1,164,630	1,173,819
Other non-current assets	19	565,929	644,922
Total non-current assets		27,838,185	9,733,499
Total assets		35,293,173	15,683,490
(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position (Continued)

		Yen in millions
	Note	March 31, 2025	March 31, 2026
LIABILITIES
Current liabilities:
Short-term borrowings	5,14	1,843,959	51,183
Lease liabilities	2, 5	90,495	94,160
Current portion of long-term debt	5,14	196,950	166,410
Trade and other payables	5	2,100,144	2,240,566
Deposits from customers in the banking business	5	3,981,193	-
Income taxes payables		89,485	196,000
Participation and residual liabilities in the Pictures segment	18	236,752	223,233
Contract liabilities	2,22	590,719	594,336
Other financial liabilities	5	110,689	115,785
Other current liabilities	13,19	1,448,402	1,350,951
Total current liabilities		10,688,788	5,032,624
Non-current liabilities:
Long-term debt	5,14	1,557,867	824,393
Lease liabilities	2,5	508,975	533,523
Defined benefit liabilities	17	236,941	165,017
Deferred tax liabilities	25	175,228	211,391
Insurance contract liabilities	13	12,689,306	-
Participation and residual liabilities in the Pictures segment	18	188,919	140,893
Other financial liabilities	5	574,351	105,827
Other non-current liabilities	19	162,647	156,233
Total non-current liabilities		16,094,234	2,137,277
Total liabilities		26,783,022	7,169,901
EQUITY
Sony Group Corporation’s stockholders’ equity:	20
Common stock		881,357	881,357
Additional paid-in capital		1,483,527	1,465,499
Retained earnings		6,678,168	5,294,890
Accumulated other comprehensive income		(566,447)	1,229,371
Treasury stock, at cost		(296,860)	(752,106)
Equity attributable to Sony Group Corporation’s stockholders		8,179,745	8,119,011
Noncontrolling interests	27	330,406	394,578
Total equity		8,510,151	8,513,589
Total liabilities and equity		35,293,173	15,683,490
The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Income

		Yen in millions
		Fiscal year ended March 31
	Note	2024	2025	2026
Continuing operations
Sales	22	11,260,037	12,034,917	12,479,620
Costs and expenses:
Cost of sales	7,17,23	8,089,317	8,504,810	8,635,225
Selling, general and administrative	17,23	2,156,156	2,256,829	2,298,638
Other operating (income) expense, net	23	(10,134)	(11,222)	34,056
Total costs and expenses		10,235,339	10,750,417	10,967,919
Share of profit (loss) of investments accounted for using the equity method	8	10,557	(7,865)	(64,194)
Operating income		1,035,255	1,276,635	1,447,507
Financial income	24	125,597	139,024	76,041
Financial expenses	24	65,766	72,461	101,174
Income before income taxes		1,095,086	1,343,198	1,422,374
Income taxes	25	239,105	257,480	367,108
Net income from continuing operations		855,981	1,085,718	1,055,266

Discontinued operations
Net income (loss) from discontinued operations	33	124,513	74,169	(1,357,758)
Net income (loss)		980,494	1,159,887	(302,492)

Net income (loss) attributable to
Sony Group Corporation’s stockholders		970,573	1,141,600	(326,865)
Net income from continuing operations		846,587	1,067,431	1,030,893
Net income (loss) from discontinued operations		123,986	74,169	(1,357,758)
Noncontrolling interests		9,921	18,287	24,373
Net income from continuing operations		9,394	18,287	24,373
Net income from discontinued operations		527	-	-

		Yen
		Fiscal year ended March 31
	Note	2024	2025	2026
Per share data:	26
Net income (loss) attributable to Sony Group Corporation’s stockholders
- Basic		157.66	188.71	(54.70)
Continuing operations		137.52	176.45	172.51
Discontinued operations		20.14	12.26	(227.21)
- Diluted		157.14	187.92	(54.36)
Continuing operations		137.06	175.71	171.44
Discontinued operations		20.08	12.21	(225.80)
The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Comprehensive Income

		Yen in millions
		Fiscal year ended March 31
	Note	2024	2025	2026
Net income (loss)		980,494	1,159,887	(302,492)
Other comprehensive income, net of tax -	20
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		(54,827)	(11,533)	(21,401)
Remeasurement of defined benefit pension plans		27,044	11,027	38,221
Share of other comprehensive income of investments accounted for using the equity method		613	(911)	243
Other comprehensive income from discontinued operations	33	(156)	(1,442)	857
Items that may be reclassified subsequently to profit or loss
Cash flow hedges		1,352	(4,295)	(3,384)
Exchange differences on translating foreign operations		442,406	(79,266)	424,360
Share of other comprehensive income of investments accounted for using the equity method		4,735	(337)	(21,282)
Other comprehensive income from discontinued operations	33	(141,523)	(113,900)	1,407,907
Total other comprehensive income, net of tax		279,644	(200,657)	1,825,521
Comprehensive income		1,260,138	959,230	1,523,029

Total Comprehensive income
Comprehensive income from continuing operations		1,277,304	1,000,403	1,472,023
Comprehensive income from discontinued operations	33	(17,166)	(41,173)	51,006

Comprehensive income attributable to
Sony Group Corporation’s stockholders		1,247,301	941,030	1,497,997
Comprehensive income from continuing operations		1,264,467	982,203	1,446,991
Comprehensive income from discontinued operations	33	(17,166)	(41,173)	51,006
Noncontrolling interests		12,837	18,200	25,032
The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023		880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income				970,573			970,573	9,921	980,494
Other comprehensive income, net of tax	20				276,728		276,728	2,916	279,644
Total comprehensive income				970,573	276,728		1,247,301	12,837	1,260,138
Transfer to retained earnings				38,221	(38,221)		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions		992	(1,939)	(144)		19,257	18,166		18,166
Compensation expenses related to stock-based compensation transactions			13,956				13,956		13,956
Dividends declared	20			(98,685)			(98,685)	(5,786)	(104,471)
Purchase of treasury stock	20					(202,974)	(202,974)		(202,974)
Reissuance of treasury stock			1,786			3,290	5,076		5,076
Transactions with noncontrolling interests shareholders and other	27		5,800				5,800	103,264	109,064
Balance at March 31, 2024		881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024		881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income				1,141,600			1,141,600	18,287	1,159,887
Other comprehensive income, net of tax	20				(200,570)		(200,570)	(87)	(200,657)
Total comprehensive income				1,141,600	(200,570)		941,030	18,200	959,230
Transfer to retained earnings				(10,186)	10,186		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions			3,008	(1,179)		49,608	51,437		51,437
Compensation expenses related to stock-based compensation transactions			8,575				8,575		8,575
Dividends declared	20			(115,312)			(115,312)	(7,704)	(123,016)
Purchase of treasury stock	20					(285,548)	(285,548)		(285,548)
Reissuance of treasury stock			1			4	5		5
Cancellation of treasury stock	20		(3,848)	(339,162)		343,010	-		-
Transactions with noncontrolling interests shareholders and other	27		(7,619)				(7,619)	150,982	143,363
Balance at March 31, 2025		881,357	1,483,527	6,678,168	(566,447)	(296,860)	8,179,745	330,406	8,510,151
(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity (Continued)

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Accumulated other comprehensive income directly related to disposal groups classified as held for distribution to owners	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2025		881,357	1,483,527	6,678,168	(566,447)	-	(296,860)	8,179,745	330,406	8,510,151
Comprehensive income:
Net income (loss)				(326,865)				(326,865)	24,373	(302,492)
Other comprehensive income, net of tax	20				381,804	1,443,058		1,824,862	659	1,825,521
Total comprehensive income				(326,865)	381,804	1,443,058		1,497,997	25,032	1,523,029
Transfer to retained earnings				34,251	(38,305)	4,054		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions			8,615				66,843	75,458		75,458
Compensation expenses related to stock-based compensation transactions			3,608					3,608		3,608
Dividends declared	20			(134,964)				(134,964)	(22,190)	(157,154)
Dividends in kind	20			(955,700)				(955,700)		(955,700)
Purchase of treasury stock	20						(522,089)	(522,089)		(522,089)
Reissuance of treasury stock			0				0	0		0
Transfer to held for distribution to owners	33				1,447,112	(1,447,112)		-		-
Transactions with noncontrolling interests shareholders and other			(30,251)		5,207			(25,044)	61,330	36,286
Balance at March 31, 2026		881,357	1,465,499	5,294,890	1,229,371	-	(752,106)	8,119,011	394,578	8,513,589
The accompanying notes are an integral part of these statements.

F-
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows

		Yen in millions
		Fiscal year ended March 31
	Note	2024	2025	2026
Cash flows from operating activities:
Income before income taxes from continuing operations		1,095,086	1,343,198	1,422,374
Adjustments to reconcile income before income taxes from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs		1,117,292	1,125,588	1,180,655
Other operating (income) expense, net	23	(10,134)	(11,222)	34,056
Gain on securities, net	24	(73,166)	(75,742)	(862)
Share of (profit) loss of investments accounted for using the equity method, net of dividends		(770)	18,826	74,467
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets		(223,150)	227,664	124,104
Decrease in inventories		75,641	199,916	155,382
Increase in content assets	27	(486,183)	(683,388)	(665,894)
Increase (decrease) in trade payables		(40,737)	105,643	70,541
Decrease in taxes payable other than income taxes, net		(22,878)	(14,157)	(32,645)
Increase in other financial assets and other current assets		(21,083)	(16,972)	(14,302)
Increase in other financial liabilities and other current liabilities		13,364	41,563	79,709
Income taxes paid	25	(231,545)	(308,392)	(234,338)
Other		(88,092)	18,824	(226,955)
Total net cash provided by operating activities from continuing operations		1,103,645	1,971,349	1,966,292
Net cash provided by (used in) operating activities from discontinued operations		269,568	350,326	(20,675)
Net cash provided by operating activities		1,373,213	2,321,675	1,945,617
(Continued on the following page.)

F-
10

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)

		Yen in millions
		Fiscal year ended March 31
	Note	2024	2025	2026
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets		(605,779)	(620,985)	(457,681)
Proceeds from sales of property, plant and equipment and other intangible assets		11,571	15,484	19,720
Payments for investments and advances		(95,506)	(98,536)	(179,650)
Proceeds from sales or return of investments and collections of advances		92,679	46,540	13,028
Payments for purchases of businesses and other	27	(199,255)	(294,417)	(185,355)
Proceeds from sales of businesses		-	-	11,198
Other		3,131	48,718	(5,453)
Total net cash used in investing activities from continuing operations		(793,159)	(903,196)	(784,193)
Net cash used in investing activities from discontinued operations	27	(25,727)	(26,924)	(1,186,349)
Net cash used in investing activities		(818,886)	(930,120)	(1,970,542)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	14, 27	(18,047)	(28,547)	2,950
Proceeds from issuance of long-term debt	14, 27	225,176	139,298	28,774
Payments of long-term debt	14, 27	(25,991)	(60,629)	(135,362)
Payments of lease liabilities	2, 27	(90,849)	(98,949)	(85,946)
Dividends paid		(98,620)	(115,253)	(135,028)
Payments for purchases of treasury stock	20	(202,974)	(285,548)	(522,089)
Capital contribution from non-controlling interests	27	-	150,804	18,442
Other		13,922	21,521	(5,249)
Total net cash used in financing activities from continuing operations		(197,383)	(277,303)	(833,508)
Net cash used in financing activities from discontinued operations		(13,326)	(20,940)	(9,253)
Net cash used in financing activities		(210,709)	(298,243)	(842,761)
Effect of exchange rate changes on cash and cash equivalents		82,595	(19,469)	95,609
Net increase (decrease) in cash and cash equivalents		426,213	1,073,843	(772,077)
Cash and cash equivalents at beginning of the fiscal year	27	1,480,900	1,907,113	2,980,956
Cash and cash equivalents at end of the fiscal year	27	1,907,113	2,980,956	2,208,879
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
(“DTC”) streaming services.
Sony was also engaged in various financial services businesses, including life and non-life
insurance businesses through its Japanese insurance subsidiaries and banking business through a Japanese internet-based banking subsidiary. At a meeting of Sony Group Corporation’s Board of Directors (the “Board”) held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of a partial spin-off
(the “Partial
Spin-off
of the Financial Services business”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary which operates the Financial Services business (the “Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business”). In connection with the resolution, the Financial Services business was classified as a discontinued operation. For further information on discontinued operations, refer to Note 33. Sony Group Corporation executed the Partial
Spin-off
of the Financial Services business effective October 1, 2025. Consequently, SFGI, which was a wholly-owned subsidiary of Sony Group Corporation, was deconsolidated and became an affiliate accounted for using the equity method.

2.	Basis of preparation
Compliance with International Financial Reporting Standards
The consolidated financial statements of Sony have been prepared in accordance with IFRS
®
Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The term IFRS Accounting Standards also includes IAS
®
Standards, SIC
®
Interpretations and IFRIC
®
Interpretations.
Approval of consolidated financial statements
The consolidated financial statements were approved by Hiroki Totoki, President and Chief Executive Officer and Representative Corporate Executive Officer, and Lin Tao, Chief Financial Officer and Corporate Executive Officer, on June 18, 2026.
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

F-1
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Change in presentation
In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Income and loss related to a business classified as a discontinued operation are separately presented, net of income taxes, following net income from continuing operations, in the consolidated statements of income. In accordance with the classification of the Financial Services business as a discontinued operation, the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of cash flows, and related notes to the consolidated financial statements for comparative periods have been re-presented
separately for continuing operations and discontinued operations. In the consolidated statements of cash flows, cash flows from operating, investing and financing activities are presented separately for continuing operations and discontinued operations. For further information on discontinued operations, refer to Note 33.
As a result of the execution of the Partial
Spin-off
of the Financial Services business, “Lease liabilities,” which had previously been included within “Current portion of long-term debt” and “Long-term debt,” have increased in materiality and are presented as a separate caption in the consolidated statements of financial position as of March 31, 2026. In addition, due to this change, “Payments of lease liabilities,” which had been included within “Payments of long-term debt,” are presented separately in the consolidated statements of cash flows for the fiscal year ended March 31, 2026. Furthermore, “Contract liabilities,” which had previously been included within “Other current liabilities,” have also increased in materiality and are presented separately in the consolidated statements of financial position as of March 31, 2026. Corresponding reclassifications have been made to the consolidated statements of financial position as of the end of the fiscal year ended March 31, 2025 and to the consolidated statements of cash flows for the fiscal years ended March 31, 2025 and 2024 to conform to these changes in presentation.

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

F-1
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

F-1
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

F-1
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Debt securities and housing loans in the Financial Services business
The expected credit losses for debt securities and housing loans in the Financial Services business are the product of the probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”), by leveraging the Basel III regulatory framework or based on the external information published by major credit rating agencies. Forward-looking economic information is also included in determining the PD.
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

F
-1
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Right-of-use (“ROU”) assets represent Sony’s right to use an underlying asset for the lease term and lease liabilities represent Sony’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets also include any lease payments and initial direct costs incurred on or before the commencement date and exclude lease incentives. In determining the present value of lease payments, Sony generally uses its incremental borrowing rate, as the implicit rate is not available for most of its leases. Sony determines its incremental borrowing rate based on the estimated rate of interest for collateralized borrowings, taking into account the lease term and the economic conditions of each country or region at commencement date. The lease terms may include options to extend or terminate the lease when it is reasonably certain that Sony will exercise that option. If the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or the purchase option is reasonably certain to be exercised, Sony depreciates the ROU assets from the commencement date to the end of the useful life of the underlying assets. Otherwise, Sony depreciates the ROU assets from the commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Sony accounts for the lease and non-lease
components as a single lease component. Sony has applied the short-term lease exception for leases with a term of one year or less, where ROU assets and lease liabilities are not recognized and the expense is recognized on a straight-line basis.

F-1
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(9)	Intangible assets and amortization, including content assets -
Intangible assets are measured using the cost model and stated at cost less accumulated amortization and impairment losses. Intangible assets acquired separately are initially recognized at cost.
Intangible assets with finite useful lives mainly consist of patent rights, know-how,
license agreements, customer relationships, trademarks, software, television carriage contracts (broadcasting agreements), film costs, broadcasting rights, music catalogs, artist contracts, music distribution rights and game content. Patent rights, know-how,
license agreements, trademarks and software are generally amortized on a straight-line basis over

3
to
10
years. Customer relationships, television carriage contracts (broadcasting agreements), artist contracts, music distribution rights and game content are generally amortized on a straight-line basis, over
2
to
15
years. Music catalogs are generally amortized on a straight-line basis, over
5
to
44
years. Film costs are amortized using an ultimate revenue method based on the ratio of current period actual revenues to the estimated remaining total revenues. Sony considers that amortization pursuant to the ultimate revenue method reflects the rate at which it plans to consume the future economic benefits related to the asset, and there is a high correlation between revenue and the consumption of the economic benefits embodied in the intangible assets. Broadcasting rights are generally amortized based on the
estimated consumption of the economic benefits or on a straight-line basis over the useful life.
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

F-1
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Insurance contracts that Sony underwrites in the life insurance business, which is included in the Financial Services business, mainly consist of whole life, term life, disease and health insurance, variable life insurance, and individual variable annuity contracts. Sony classifies certain variable life insurance and individual variable annuity contracts as insurance contracts with direct participation features, if they meet all of the following conditions on initial recognition:

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
Sony derecognizes an insurance contract when it is extinguished, i.e., when the obligation specified in the insurance contract expires or is discharged or cancelled. When an insurance contract is derecognized, Sony:

-	adjusts the fulfillment cash flows allocated to the group of insurance contracts to eliminate those relating to the derecognized rights and obligations;

F-
20

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Sony disaggregated amounts recognized in the consolidated statements of income and the consolidated statements of comprehensive income into insurance revenue and insurance service expenses (collectively referred to as the “insurance service result”), and insurance finance income or expenses. Sony did not disaggregate changes in the risk adjustment for non-financial
risk between the insurance service result and insurance finance income or expenses and included them in the insurance service result.
In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, income and loss from the Financial Services business is included in net income (loss) from discontinued operations. For further information on discontinued operations, refer to Note 33.

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

F-2
3

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

F-2
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

F-2
5

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

F-2
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Financial services revenue consisted of insurance revenue and other financial services revenue (refer to Note 3 I. Material accounting policies (11) regarding insurance revenue). Other financial services revenue included items such as interest, dividends and the impact of foreign exchange rate fluctuations incurred from financial instruments held in the Financial Services business.
In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, income and loss from the Financial Services business, including financial services revenue, is included in net income (loss) from discontinued operations. For further information on discontinued operations, refer to Note 33.

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

F-2
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Financial services expenses consisted of insurance service expenses, insurance finance income or expenses, and other financial services expenses (refer to Note 3 I. Material accounting policies (11) regarding insurance service expenses, and insurance finance income or expenses). Other financial services expenses included items such as interest expenses in the banking business.
In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, income and loss from the Financial Services business, including financial services expenses, is included in net income (loss) from discontinued operations. For further information on discontinued operations, refer to Note 33.

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

II.	New accounting standards and interpretations not yet adopted
Major new or amended standards and interpretations that have been issued as of the date of approval of the consolidated financial statements which are not effective and have not yet been adopted by Sony as of March 31, 2026 are as follows:
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

F-2
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

IFRS 18 “Presentation and Disclosure in Financial Statements”
In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”). IFRS 18 mainly introduces three sets of requirements to give investors more transparent and comparable information about companies’ financial performance: additional subtotals with newly defined categories for classifying income and expenses in the statements of profit or loss, disclosures about management-defined performance measures, and enhanced requirements for more useful grouping of information in the financial statements.
IFRS 18 will be effective for Sony as of April 1, 2027, with early adoption permitted. The impact of IFRS 18 on Sony’s consolidated financial statements is being evaluated.

4.	Business segment information
The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating income or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its President and Chief Executive Officer.
The G&NS segment includes the production and sales of digital software and add-on
content, the network services businesses and the manufacture and sales of home gaming products. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Imaging business, the Sound business, the Network Services business and the Displays business. The I&SS segment includes the image sensors business. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.
In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation and has been excluded from the reporting segments. Consequently, the figures for comparative periods have been re-presented
into continuing operations and discontinued operations. For further information on discontinued operations, refer to Note 33.
Segment sales:

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Sales:
Game & Network Services -
Customers	4,172,994	4,543,571	4,570,053
Intersegment	94,740	126,473	115,598

Total	4,267,734	4,670,044	4,685,651
Music -
Customers	1,594,955	1,820,263	2,090,534
Intersegment	24,003	22,341	29,576

Total	1,618,958	1,842,604	2,120,110
Pictures -
Customers	1,486,717	1,498,534	1,486,296
Intersegment	6,333	7,410	12,994

Total	1,493,050	1,505,944	1,499,290
Entertainment, Technology & Services -
Customers	2,414,946	2,362,838	2,184,815
Intersegment	38,772	46,437	75,717

Total	2,453,718	2,409,275	2,260,532
Imaging & Sensing Solutions -
Customers	1,503,906	1,712,534	2,059,020
Intersegment	98,832	86,471	92,513

Total	1,602,738	1,799,005	2,151,533
All Other -
Customers	75,784	82,477	74,564
Intersegment	13,586	13,856	14,508

Total	89,370	96,333	89,072
Corporate and elimination	(265,531)	(288,288)	(326,568)

Consolidated total	11,260,037	12,034,917	12,479,620

F-2
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Note:
G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.
Intersegment amounts in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.
Segment profit (loss):

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Operating income (loss):
Game & Network Services	290,184	414,819	463,258
Music	301,662	357,255	446,986
Pictures	117,702	117,284	104,872
Entertainment, Technology & Services	187,399	190,926	158,584
Imaging & Sensing Solutions	193,541	261,147	357,318
All Other	1,600	(17,996)	(74,646)

Total	1,092,088	1,323,435	1,456,372
Corporate and elimination	(56,833)	(46,800)	(8,865)

Consolidated operating income	1,035,255	1,276,635	1,447,507
Financial income	125,597	139,024	76,041
Financial expenses	(65,766)	(72,461)	(101,174)

Consolidated income before income taxes	1,095,086	1,343,198	1,422,374

Operating income (loss) is sales less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.
Operating income (loss) in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations. Consolidated operating income and the items below Consolidated operating income do not include income and loss from discontinued operations.
Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	922	823	871
Music	8,550	10,264	12,165
Pictures	(235)	(667)	(180)
Entertainment, Technology & Services	777	1,389	1,310
Imaging & Sensing Solutions	(4,023)	(1,318)	(81)
All Other	7,096	(12,673)	(69,583)

Total	13,087	(2,182)	(55,498)
Elimination	(2,530)	(5,683)	(8,696)

Consolidated total	10,557	(7,865)	(64,194)

Note:
Due to an increase in the materiality of Sony’s intersegment transactions, “Elimination” is presented separately beginning from the fiscal year ended March 31, 2026. As a result of this change, results for the fiscal years ended March 31, 2024 and 2025 in the table above have also been reclassified to conform to the current presentation.

F-
30

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Depreciation and amortization:
Game & Network Services	123,065	141,470	147,476
Music	84,576	106,089	130,903
Pictures	541,106	491,713	517,823
Entertainment, Technology & Services	101,676	99,984	103,077
Imaging & Sensing Solutions	247,900	273,026	265,138
All Other	4,830	5,165	3,946

Total	1,103,153	1,117,447	1,168,363
Corporate and elimination	14,139	8,141	12,292

Consolidated total	1,117,292	1,125,588	1,180,655

Sales to customers by product category:
The following table is a breakdown of sales to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Sales:
Game & Network Services
Digital Software and Add-on Content	1,934,586	2,290,498	2,415,305
Network Services	545,537	669,873	763,126
Hardware and Others	1,692,871	1,583,200	1,391,622

Total	4,172,994	4,543,571	4,570,053
Music
Recorded Music – Streaming	709,453	788,772	852,672
Recorded Music – Others	356,646	407,260	492,656
Music Publishing	326,727	379,812	419,864
Visual Media and Platform	202,129	244,419	325,342

Total	1,594,955	1,820,263	2,090,534
Pictures
Motion Pictures	542,044	610,313	495,655
Television Productions	551,035	459,281	512,372
Media Networks	393,638	428,940	478,269

Total	1,486,717	1,498,534	1,486,296
Entertainment, Technology & Services
Imaging	714,492	737,639	722,465
Sound	295,592	290,538	278,846
Network Services	179,200	179,704	188,308
Displays	662,179	597,777	476,305
Other	563,483	557,180	518,891

Total	2,414,946	2,362,838	2,184,815
Imaging & Sensing Solutions	1,503,906	1,712,534	2,059,020
All Other	75,784	82,477	74,564
Corporate and elimination	10,735	14,700	14,338

Consolidated total	11,260,037	12,034,917	12,479,620

Note: Sony has realigned its product categories in the ET&S segment due to changes in business categories from the fiscal year ended March 31, 2026. In accordance with this realignment, results for the fiscal years ended March 31, 2024 and 2025 in the table above have been reclassified to conform to the current presentation.
In the G&NS segment, Digital Software and
Add-on
Content includes distribution of software titles and
add-on
content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music — Streaming includes the distribution of digital recorded music by streaming; Recorded Music — Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and

F-3
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and DTC streaming services worldwide. In the ET&S segment, Imaging includes image and video content creation products and solutions including interchangeable lens cameras and interchangeable lenses; Sound includes headphones and wireless speakers; Network Service includes internet-related services; Displays includes display products such as LCD and OLED televisions as well as projectors; Other includes smartphones, home audio products and medical equipment, as well as sports officiating support and content production support services.
Geographic Information:
Sales attributed to countries and areas based on location of external customers for the fiscal years ended March 31, 2024, 2025 and 2026 and non-current
assets (property, plant and equipment, ROU assets, goodwill, content assets and other intangible assets) as of March 31, 2025 and 2026 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Sales:
Japan	1,266,795	1,322,209	1,333,202
United States	3,751,239	4,127,795	4,064,440
Europe	2,632,963	2,630,934	2,826,805
China	1,000,907	1,244,115	1,428,677
Asia-Pacific	1,659,776	1,640,582	1,694,889
Other Areas	948,357	1,069,282	1,131,607

Total	11,260,037	12,034,917	12,479,620

		Yen in millions
		March 31
		2025	2026
Non-current assets (property, plant and equipment, ROU assets, goodwill, content assets and other intangible assets):
Japan		2,090,652	1,919,158
United States		2,915,183	3,328,940
Europe		989,679	1,119,027
China		27,372	29,899
Asia-Pacific		233,895	243,264
Other Areas		207,545	229,961

Total		6,464,326	6,870,249

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Spain and Italy
(2) Asia-Pacific:	India, South Korea, Oceania, Thailand and Malaysia
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada
There are no individually material countries with respect to sales or non-current
assets (property, plant and equipment, ROU assets, goodwill, content assets and other intangible assets) included in Europe, Asia-Pacific and Other Areas.
Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.
There were no sales with any single major external customer for the fiscal years ended March 31, 2024, 2025 and 2026.

F-3
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

5.	Financial instruments

(1)	Financial instruments by measurement method
The carrying amount of Sony’s assets and liabilities by measurement method as of March 31, 2025 and 2026 are as follows:

	Yen in millions
	March 31
	2025	2026
Assets:
Financial assets required to be measured at amortized cost (“AC”)
Investments and advances in the Financial Services segment
Debt securities	521,054	-
Housing loans in the banking business	3,763,261	-
Other loans	21,950	-
Trade and other receivables*
Trade receivables	1,923,433	1,806,487
Other receivables	12,364	12,071
Other financial assets
Time deposit	6,179	4,473
Security deposit	150,950	29,672
Non-current other receivables in the Pictures segment	104,943	90,816
Other	70,514	87,499
Financial assets required to be measured at fair value through profit or loss (“FVPL”)
Investments and advances in the Financial Services segment
Debt securities	1,394,539	-
Equity securities	3,740,189	-
Other financial assets
Debt securities	20,555	23,417
Equity securities	487,454	470,508
Derivative assets	86,141	27,954
Financial assets designated to be measured at FVPL
Investments and advances in the Financial Services segment
Debt securities	893,972	-
Financial assets required to be measured at fair value through other comprehensive income (“FVOCI”)
Investments and advances in the Financial Services segment
Debt securities	8,849,130	-
Other financial assets
Debt securities	139	158
Financial assets designated to be measured at FVOCI
Investments and advances in the Financial Services segment
Equity securities	5,880	-
Other financial assets
Equity securities	382,947	467,489

Total assets	22,435,594	3,020,544

Current assets	2,534,666	1,846,725
Non-current assets	19,900,928	1,173,819

*	The amounts of trade and other receivables exclude contract assets within trade and other receivables, and contract assets in the consolidated statements of financial position.

F-3
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Cash and cash equivalents are excluded from the table above. Refer to Note 27.

	Yen in millions
	March 31
	2025	2026
Liabilities:
Financial liabilities required to be measured at AC
Short-term borrowings	1,843,959	51,183
Current portion of long-term debt* 1	196,950	166,410
Trade and other payables
Trade payables	1,927,633	2,047,388
Other payables	123,454	139,010
Deposits from customers in the banking business* 2	4,243,962	-
Long-term debt* 1	1,557,867	824,393
Lease liabilities* 1	599,470	627,683
Deferred consideration* 3	95,942	59,652
Investment contract liabilities	62,772	-
Other financial liabilities	79,340	50,795
Financial liabilities required to be measured at FVPL
Other financial liabilities
Derivative liabilities	154,526	70,216
Contingent consideration	25,785	16,549
Financial liabilities designated to be measured at FVPL
Other financial liabilities
Redeemable noncontrolling interests	52,963	78,568

Total liabilities	10,964,623	4,131,847

Current liabilities	8,323,430	2,668,104
Non-current liabilities	2,641,193	1,463,743

* 1
As described in Note 2 (5), “Lease liabilities,” which had previously been included within
“Current portion of long-term debt” and “Long-term debt,” has increased in materiality and is presented separately from the fiscal year ended March 31, 2026. As a result of this change,
“Current portion of long-term debt” of 90,495 million yen and
“Long-term
debt” of 508,975 million yen as of March 31, 2025 have been reclassified to “Lease liabilities” of 599,470 million yen.

*2	Deposits from customers in the banking business include the non-current portion that is recorded within other financial liabilities in the consolidated statements of financial position.
*3	Deferred consideration is recorded within other financial liabilities or trade and other payables in the consolidated statements of financial position.

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

F-3
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

F-3
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2025 and 2026 is as follows:

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

F-3
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2026
					Presentation in the consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial assets (Current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	-	-	170	170	-	170
Foreign corporate bonds	-	-	6,601	6,601	-	6,601
Investment funds	-	-	16,646	16,646	-	16,646
Equity securities	446,932	8,547	15,029	470,508	-	470,508
Derivative assets
Interest rate contracts	-	20,982	-	20,982	-	20,982
Foreign exchange contracts	-	6,972	-	6,972	6,972	-
Financial assets required to be measured at FVOCI
Debt securities
Foreign government bonds	-	158	-	158	-	158
Financial assets designated to be measured at FVOCI
Equity securities	148,537	-	318,952	467,489	-	467,489

Total assets	595,469	36,659	357,398	989,526	6,972	982,554

					Presentation in the consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Foreign exchange contracts	-	14,553	-	14,553	14,553	-
Equity contracts	-	-	55,663	55,663	55,663	-
Contingent consideration	-	-	16,549	16,549	9,906	6,643
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	78,568	78,568	35,663	42,905

Total liabilities	-	14,553	150,780	165,333	115,785	49,548

Cash and cash equivalents are excluded from the tables above. Refer to Note 27.
Transfers of debt securities from Level 2 to Level 1 were
2,557
million yen for the fiscal year ended
March 31, 2025, as

quoted prices in active markets for certain debt securities became available. There were no transfers of debt securities from Level 2 to Level 1 for the fiscal year ended March 31, 2026. Transfers of debt securities from Level 1 to Level 2 were
2,081

million yen for the fiscal year ended March 31, 2025
,
as quoted prices in active markets for certain debt securities became unavailable. There were no transfers of debt securities from Level 1 to Level 2 for the fiscal year ended March 31, 2026.
Equity securities which are classified as financial assets required to be measured at FVPL mainly include foreign equity securities, and equity securities which are classified as financial assets designated to be measured at FVOCI mainly consist of
Japanese equity securities. Transfers of equity securities from Level 2 to Level 1 were
 1,480
million yen for the fiscal year ended March 31, 2025
,
as quoted prices in active markets for certain equity securities became available. There were no transfers of equity securities from Level 2 to Level 1 for the fiscal year ended March 31, 2026.
The amount of transfers is calculated by assuming that transfers between levels occurred as of April 1 if transfers between levels occur during the period from April 1 through September 30, or as of October 1 if they occur during the period from October 1 through March 31 of the following year.

F-3
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The valuation techniques used to measure the fair value of assets and liabilities classified as Level 3, significant unobservable inputs that have a material impact on fair value measurement, and their respective ranges, are as follows:

	Valuation technique(s)	Significant unobservable inputs	Range
			March 31, 2025	March 31, 2026
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	Discounted cash flow	Credit spread	53bp-71bp	-
Securitized products			80bp-140bp	-
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	Option pricing (Black-Scholes)	Volatility	47.7%-57.0%	51.1%-67.7%
* bp = basis point
For assets classified as Level 3, there are no significant unobservable inputs that have a material impact on fair value measurement as of March 31, 2026.
The decrease (increase) in fair value of the debt securities is the result of a rise (decline) of credit spreads.
For the above assets and liabilities classified as Level 3, the fair value would not change significantly, if one or more of the significant unobservable inputs were changed to reflect reasonably possible alternative assumptions.

F-3
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in fair value of Level 3 assets and liabilities for the fiscal years ended March 31, 2025 and 2026 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2025
		Total gains (losses)*¹
	Beginning balance	Net income*²	Other comprehensive income*³	Purchases	Sales and settlements	Transfers to Level 3	Transfers out of Level 3 *4	Other *5	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	20	-	-	33	-	-	-	(20)	33
Foreign corporate bonds	2,933	(53)	-	-	(31)	-	-	-	2,849
Investment funds	67,355	2,580	(94)	35,176	(37,968)	-	-	(186)	66,863
Equity securities	9,434	(1,725)	(1)	2,391	(421)	-	-	-	9,678
Derivative assets
Equity contracts	2,379	-	(33)	-	-	-	-	-	2,346
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	5,923	119	-	-	-	-	-	-	6,042
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	138,848	9	(27,065)	-	-	-	-	-	111,792
Foreign corporate bonds	34,757	(939)	(452)	48,023	(17,628)	-	(2,693)	-	61,068
Securitized products	22,008	(1,605)	37	40,906	(12,468)	-	-	-	48,878
Financial assets designated to be measured at FVOCI
Equity securities	249,181	-	(16,430)	7,200	(2,185)	-	(1,699)	66,421	302,488
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	-	121,082	(2,476)	-	-	-	-	-	118,606
Contingent consideration	50,343	(3,013)	(260)	3,101	(24,221)	-	-	(165)	25,785
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	54,028	(610)	(348)	6,199	(6,306)	-	-	-	52,963

F-3
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2026
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income * 3	Purchases	Sales and settlements	Transfers to Level 3	Transfers out of Level 3 *4	Other *6	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	33	(9)	-	26	-	-	-	120	170
Foreign corporate bonds	2,849	201	-	3,551	-	-	-	-	6,601
Investment funds	66,863	(2,296)	399	3,873	(2,302)	-	-	(49,891)	16,646
Equity securities	9,678	401	1	7,067	(160)	-	-	(1,958)	15,029
Derivative assets
Equity contracts	2,346	(2,119)	20	-	(247)	-	-	-	-
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	6,042	74	-	-	-	-	(1,808)	(4,308)	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	111,792	4	(17,509)	-	-	-	-	(94,287)	-
Foreign corporate bonds	61,068	727	70	29,629	(16,921)	-	-	(74,573)	-
Securitized products	48,878	154	19	31,207	(4,816)	-	(12,650)	(62,792)	-
Financial assets designated to be measured at FVOCI
Equity securities	302,488	-	(11,154)	31,126	(3,005)	-	-	(503)	318,952
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	118,606	(67,174)	4,231	-	-	-	-	-	55,663
Contingent consideration	25,785	(873)	1,480	1,271	(10,933)	-	-	(181)	16,549
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	52,963	2,865	3,472	20,360	(1,092)	-	-	-	78,568

*1	For liability items, gains are presented as negative and losses are presented as positive.

*2
Gains (losses) recognized in net income are included in other operating (income) expense, net, financial income, financial expenses and net income (loss) from discontinued operations in the consolidated statements of income. In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, income and loss from the Financial Services business is included in net income (loss) from discontinued operations, which was previously included in financial services revenue in the consolidated statements of income.

*3
Gains (losses) recognized in other comprehensive income are included in changes in equity instruments measured at fair value through other comprehensive income, exchange differences on translating foreign operations and other comprehensive income from discontinued operations in the consolidated statements of comprehensive income. In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, other comprehensive income from the Financial Services business, which was previously included in changes in equity instruments measured at fair value through other comprehensive income and changes in debt instruments measured at fair value through other comprehensive income in the consolidated statements of comprehensive income, is included in other comprehensive income from discontinued operations.

*4	Certain financial assets were transferred from Level 3 because observable market data became available.

*5	This column primarily includes the amount of equity securities designated to be measured at fair value through other comprehensive income due to a change in the scope of consolidation.

*6	This column primarily includes the amount excluded from consolidation as a result of the execution of the Partial Spin-off of the Financial Services business.

F-
40

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in unrealized gains (losses) recognized in net income for Level 3 assets and liabilities held as of March 31, 2025 and 2026 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2025	2026
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	-	(9)
Foreign corporate bonds	(39)	201
Investment funds	(1,801)	(2,067)
Equity securities	(840)	319
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	119	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	9	-
Foreign corporate bonds	(939)	-
Securitized products	(1,610)	-
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	(121,082)	67,174
Contingent consideration	(1,223)	(524)
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	600	(2,865)
Unrealized gains (losses) recognized in net income are included in other operating (income) expense, net, financial income, financial expenses and net income (loss) from discontinued operations in the consolidated statements of income. In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, income and loss from the Financial Services business is included in net income (loss) from discontinued operations, which was previously included in financial services revenue in the consolidated statements of income.
Sony generally elects to designate investments in equity instruments held to promote its businesses and to maintain and enhance the business relationship as financial assets measured at fair value through other comprehensive income based on the purposes of holding the investments.
Equity instruments measured at fair value through other comprehensive income as of March 31, 2025 and 2026 comprise the following:

	Yen in millions
	March 31
	2025	2026
Marketable equity instruments	86,339	148,537
Non-marketable equity instruments	302,488	318,952

Total	388,827	467,489

Significant marketable equity instruments measured at fair value through other comprehensive income as of March 31, 2025 and 2026 are as follows:

	Yen in millions
	March 31
	2025	2026
KADOKAWA Corporation	52,951	62,200
ANYCOLOR Inc.	10,815	9,706
Bandai Namco Holdings Inc.	-	61,872

F-4
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The balances of the
non-marketable
instruments measured at fair value through other comprehensive income by major sector categories as of March 31, 2025 and 2026 are as follows:

	Yen in millions
	March 31
	2025	2026
Entertainment *1	181,000	171,267
Manufacturing *2	91,099	114,305
Information technology, Communication and Service *3	27,987	29,810

*1	Major investments included Epic Games, Inc.

*2	Major investments included Japan Advanced Semiconductor Manufacturing, Inc. and Nichia Corporation as of March 31, 2025.

Major investments included Japan Advanced Semiconductor Manufacturing, Inc., Rapidus Corporation and Nichia Corporation as of March 31, 2026.

*3	Major investments included Semiconductor Energy Laboratory Co., Ltd.
In order to enhance the efficiency of using assets held effectively, Sony derecognizes equity instruments measured at fair value through other comprehensive income upon the sale of the investment. Information relating to investments derecognized during the fiscal years ended March 31, 2025 and 2026 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2025	2026
Fair value at derecognition	32,275	10,073
Cumulative amount recognized in other comprehensive income, net of tax*	(29,508)	(3,892)
Dividend received	-	-

*	The cumulative amount recognized in other comprehensive income, net of tax, was transferred to retained earnings upon derecognition of the equity instruments.

F-4
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Financial instruments measured at amortized cost
The fair values by fair value hierarchy level of certain financial instruments that are measured at amortized cost as of March 31, 2025 and 2026 are summarized as follows:

	Yen in millions
	March 31, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese local government bonds	-	11,696	-	11,696	11,626
Japanese corporate bonds	-	24,273	-	24,273	24,916
Foreign corporate bonds	-	937	-	937	935
Securitized products	-	-	439,132	439,132	439,281
Other	-	29,820	14,364	44,184	44,296
Housing loans in the banking business	-	-	3,709,148	3,709,148	3,763,261

Total assets	-	66,726	4,162,644	4,229,370	4,284,315

Liabilities:
Long-term debt including the current portion	-	1,621,264	101,632	1,722,896	1,754,817
Investment contract liabilities	-	60,558	-	60,558	62,772

Total liabilities	-	1,681,822	101,632	1,783,454	1,817,589

	Yen in millions
	March 31, 2026
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Liabilities:
Long-term debt including the current portion	-	962,660	1,874	964,534	990,803

Total liabilities	-	962,660	1,874	964,534	990,803

The table above does not include financial instruments measured at amortized cost whose carrying amounts approximate their fair values mainly due to their short-term nature.
As a result of the execution of the Partial Spin-off of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, financial assets that are measured at amortized cost are presented only as of March 31, 2025.
The fair values of long-term debt, including the current portion classified as Level 2, are estimated mainly based on discounted future cash flows using Sony’s current rates for similar liabilities.
As of March 31, 2025, the fair values of investment contract liabilities classified as Level 2 were determined by using the present value of expected cash flows based on risk-free interest rate yield curves adjusted for items such as credit risk.
As of March 31, 2025, financial instruments classified as Level 3 mainly included housing loans in the banking business, securitized products and certain bonds issued by Sony. In determining the fair value of such financial instruments, Sony used the present value of expected cash flows based on risk-free interest rate yield curves adjusted for items such as credit risk.

F-4
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

6.	Financial risk management
As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, each risk related to the Financial Services business is presented only as of March 31, 2025.

(1)	Capital risk
Sony refers to Return on Equity (“ROE”) as an indicator for capital risk management in the light of ensuring financial soundness.

	March 31
	2025	2026
ROE*	13.5%	12.6%
* ROE is calculated using equity attributable to Sony Group Corporation’s stockholders and net income from continuing operations attributable to Sony Group Corporation’s stockholders, and the ROE for the fiscal year ended March 31, 2025 has also been represented accordingly.
(As of March 31, 2025)
Sony manages capital separately for the Financial Services business and the Sony Group without the Financial Services business because certain subsidiaries in the Financial Services business are subject to the below restrictions. Sony also refers to the ratio of stockholders’ equity to total assets of the Sony Group without the Financial Services business to ensure financial soundness.
In the Financial Services business, Sony is required to maintain the soundness indicators at a certain level or higher based on the Insurance Business Act and the Banking Act of Japan. Material requirements which Sony is subject to are as follows:
Insurance business: Solvency margin ratio
The life insurance subsidiary and the
non-life
insurance subsidiary have maintained a solvency margin ratio required by the Japanese domestic criteria.
Banking business: Capital adequacy ratio
The banking subsidiary has maintained a capital adequacy ratio required by the Japanese domestic criteria.
Accordingly, lending and borrowing between subsidiaries in the Financial Services business and the other companies within Sony Group is strictly limited. The carrying amount of total assets of SFGI as of March 31, 2025 is
21,072,828

million yen. The carrying amount of total liabilities of SFGI as of March 31, 2025 is
19,999,916
 million yen.
As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there are no balances of total assets and liabilities related to the Financial Services business as of March 31, 2026.

(2)	Interest rate risk
For interest rate risk inherent in the insurance business, which is included in the Financial Services business, refer to Note 13. For interest rate risk inherent in the banking business, which is included in the Financial Services business, refer to (7) Market risks for the banking business.
Risk management policy and exposure
Interest rate risk is the risk the fair value of a financial instrument or future cash flows of the financial instrument will fluctuate because of changes in market interest rates.
Continuing operations are exposed to interest rate risk that is mainly related to its liabilities such as short-term borrowings and long-term debt as well as bonds. The amount of interest will be affected by changes in market interest rates; therefore, Sony is exposed to the interest rate risk that the future cash outflows for interest payments will fluctuate.
Sony raises funds by issuing fixed-rate bonds in order to avoid an increase in future interest payments that is mainly resulting from an increase in interest rates.
Also, Sony utilizes interest rate swap agreements to reduce funding costs, to diversify sources of funding, and to hedge the downside risk on borrowings and debt securities resulting from unfavorable fluctuations of interest rates and currency exchange rates, and from changes in the fair value of financial instruments. Therefore, the interest rate risk associated with cash flows of continuing operations is not significant.

F-4
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Price risk
For price risk inherent in the insurance business, which is included in the Financial Services business, refer to Note 13. For price risk inherent in the banking business, which is included in the Financial Services business, refer to (7) Market risks for the banking business.
Risk management policy and exposure
Sony is exposed to securities price risk inherent in holding of equities in other entities in Japan and overseas countries. Sony periodically assesses fair values of equity instruments and the financial conditions of the issuers of such equity instruments, and reviews its portfolio on a regular basis.
Price sensitivity analysis
The table below shows the effects on income before income taxes and other comprehensive income (before considering the tax effects) as of March 31, 2025 and 2026 if market prices of marketable equity instruments (e.g., stocks) had decreased by 10%.

	Yen in millions
	March 31
	2025	2026
Income before income taxes	(47,269)	(44,693)
Other comprehensive income (before considering the tax effects)	(8,114)	(14,854)

(4)	Liquidity risk
For liquidity risk inherent in the insurance business, which is included in the Financial Services business, refer to Note 13. This section does not include information regarding the insurance business other than maturity analysis for financial liabilities.
Risk management policy
The description below covers basic financial policy and figures for Sony’s consolidated operations except for the Financial Services business and certain subsidiaries, which secure liquidity on their own. Furthermore, the banking business in the Financial Services business is described separately at the end of this section.
Liquidity Management and Market Access
An important financial objective of Sony is to maintain the strength of its financial condition, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans. Sony Group Corporation, Sony Global Treasury Services Plc (“SGTS”), a finance subsidiary in the U.K. and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,299.3 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2026. There were no amounts outstanding under the CP programs as of March 31, 2026. If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 789.6 billion yen in unused committed lines of credit, as of March 31, 2026. Details of those committed lines of credit are: a 350.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid. Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets. However, in the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

F-4
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Banking business in the Financial Services business
(As of March 31, 2025)
In the banking business in the Financial Services business, by formulating and conforming with liquidity risk management policies, Sony manages its liquidity risks. Sony defines liquidity risk as cash flow risk and market liquidity risk. Cash flow risk is the risk associated with losses due to Sony’s inability to make cash payments because of a failure to maintain sufficient cash reserves at settlement, as well as risks associated with losses if Sony is forced to raise funds under unfavorable conditions in order to fulfill cash payment obligations. The levels of cash flow risks are classified into phases based on the degree of pressure, and methods of risk management and reporting are set out for each phase, while guidelines are formulated and reviewed as necessary. Market liquidity risk is the risk associated with losses due to Sony’s inability to conduct market transactions, in particular due to an inability to unwind its market position at a given time, or due to Sony being forced to complete transactions under unfavorable market conditions, due to market turmoil or other factors. To manage market liquidity risk, Sony works to understand market liquidity conditions that pertain to the types of products it handles. Sony formulates and revises guidelines on a product-by-product
basis, as necessary. The aforementioned liquidity risk management is carried out by the risk management division. The division periodically reports risk management conditions to the banking subsidiary’s Board of Directors and Executive Committee. In addition, the banking subsidiary’s internal audit division conducts audits of the risk management conditions.
Maturity analysis
The following table summarizes Sony’s financial liabilities as of March 31, 2025 and 2026.

	Yen in millions
	March 31, 2025
	Carrying amount	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Deposits from customers in the banking business *1,2	4,243,962	4,281,915	4,006,600	96,834	11,141	2,692	10,596	154,052
Bonds	664,390	688,245	114,299	128,972	103,488	93,160	162,927	85,399
Borrowings	2,934,386	2,971,250	1,934,886	264,847	233,755	157,629	21,521	358,612
Loan commitments	-	27,564	27,564	-	-	-	-	-
Derivative liabilities *3	154,526	155,095	21,479	121,611	3,173	2,693	2,340	3,799
Guarantee deposits received	45,017	45,017	31,866	100	21	7	6	13,017
Redeemable noncontrolling interests	52,963	53,750	10,912	21,588	4,447	3,405	2,287	11,111

	Yen in millions
	March 31, 2025
	Carrying amount	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years
Lease liabilities	599,470	712,098	115,608	107,197	94,233	75,125	67,715

		5 years to 6 years	6 years to 7 years	7 years to 8 years	8 years to 9 years	9 years to 10 years	10+ years
		52,376	42,763	34,114	25,860	21,529	75,578

*1	Demand deposits are included in the “Within 1 year” category.

*2
As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there is no balance of deposits from customers in the banking business as of March 31, 2026.

*3	Breakdown of net settlements and gross settlements in the derivative liabilities are presented below.

F-4
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Yen in millions
March 31, 2025
	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Derivative contracts
-Net settled
Paid	155,095	21,479	121,611	3,173	2,693	2,340	3,799
Derivative contracts
-Gross settled
Received	-	-	-	-	-	-	-
Paid	-	-	-	-	-	-	-

	Yen in millions
	March 31, 2026
	Carrying amount	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Bonds	474,343	490,794	128,224	92,759	62,450	121,962	1,155	84,244
Borrowings	567,643	638,704	109,081	69,467	160,433	16,977	151,655	131,091
Derivative liabilities *1	70,216	70,216	70,216	-	-	-	-	-
Guarantee deposits received	7,812	7,812	-	309	25	10	10	7,458
Redeemable noncontrolling interests	78,568	81,194	37,485	9,995	1,974	9,344	1,640	20,756

	Yen in millions
	March 31, 2026
	Carrying amount	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years
Lease liabilities	627,683	722,527	115,801	106,678	97,209	84,213	67,155

		5 years to 6 years	6 years to 7 years	7 years to 8 years	8 years to 9 years	9 years to 10 years	10+ years
		55,337	47,266	36,423	31,878	27,073	53,494

*1	Breakdown of net settlements and gross settlements in the derivative liabilities are presented below.

Yen in millions
March 31, 2026
	Total	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5+ years
Derivative contracts
-Net settled
Paid	70,216	70,216	-	-	-	-	-
Derivative contracts
-Gross settled
Received	-	-	-	-	-	-	-
Paid	-	-	-	-	-	-	-
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
For foreign exchange risk inherent in the insurance business, which is included in the Financial Services business, refer to Note 13. For foreign exchange risk inherent in the banking business, which is included in the Financial Services business, refer to (7) Market risks for the banking business.

F-4
7

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

	Yen in millions
	March 31
	2025	2026
U.S. dollar	143,720	61,391
Euro	(2,903)	(4,651)

*	Net exposures resulting in a liability are presented as negative and net exposures resulting in an asset are presented as positive.
Sensitivity analysis
The table below shows the effects on the income before income taxes regarding the financial instruments denominated in foreign currencies held by Sony as of March 31, 2025 and 2026 if the Japanese yen had strengthened by 10% against the U.S. dollar or euro. If the Japanese yen had weakened by 10% against the U.S. dollar or euro, there would be an opposite impact on income before income taxes in the same amount. This analysis was performed based on the assumption that all other variables stay the same.

	Yen in millions
	March 31
	2025	2026
U.S. dollar	(14,372)	(6,139)
Euro	290	465

(6)	Credit risk
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
(As of March 31, 2025)
The Financial Services business formulates Fundamental Principles for Risk Management and manages risks depending on its subsidiaries’ size, characteristics and business. Risk Management Guidelines in the Financial Services business establish a detailed framework for risk management, and each of the subsidiaries in the Financial Services business has developed a framework for risk management on its own depending on the characteristics of financial assets, including issuer credit risk on debt securities, counterparty risks and risks related to loans, including credit screenings, credit limits, the management of credit information, credit ratings, the setting of guarantees or collateral and the handling of problem assets on a case-by-case
basis. Relevant departments of subsidiaries in the Financial Services business periodically report risk management conditions to their Boards of Directors.

F-4
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Risk exposure analysis

(a)	Changes in the loss allowances
Trade and other receivables, and contract assets including
non-current
other receivables in the Pictures segment

	Yen in millions
	Lifetime expected credit losses
	Fiscal year ended March 31
	2025	2026
Balance at beginning of the fiscal year	33,066	26,847

Changes due to financial assets recognized at beginning of the fiscal year:
- Financial assets that have been derecognized	(1,843)	(578)
New financial assets originated or purchased	9,408	8,486
Write-offs	(11,936)	(4,900)
Changes in models/risk parameters	(1,400)	1,801
Foreign exchange and other movements	(448)	1,896

Balance at end of the fiscal year	26,847	33,552

Debt Securities

	Yen in millions
	12-month expected credit losses *1
	Fiscal year ended March 31
	2025	2026
Balance at beginning of the fiscal year	58	61

Changes due to financial assets recognized at beginning of the fiscal year:
- Financial assets that have been derecognized	(3)	-
New financial assets originated or purchased	9	-
Changes in models/risk parameters	(3)	-
Foreign exchange and other movements *2	-	(61)

Balance at end of the fiscal year	61	-

*1
For all debt securities, Sony considers that the credit risk has not increased significantly since initial recognition, and therefore the loss allowance is measured at an amount equal to
12-months
of expected credit losses.

*2
The figures for the fiscal year ended March 31, 2026 include the impact of the deconsolidation of SFGI, which operates the Financial Services business, resulting from the execution of the Partial
Spin-off
of the Financial Services business.

The loss allowances for debt securities are for debt securities measured at fair value through other comprehensive income as of March 31, 2025.

F-
4
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Loans

	Yen in millions
	12-month expected credit losses	Lifetime expected credit losses	Total
Balance as of April 1, 2024	277	1,502	1,779

Changes due to financial assets recognized as of April 1, 2024:
- Transfer to lifetime expected credit losses	(2)	2	-
- Transfer to 12-month expected credit losses	166	(166)	-
- Financial assets that have been derecognized	(23)	(156)	(179)
New financial assets originated or purchased	32	16	48
Changes in models/risk parameters	(217)	189	(28)
Foreign exchange and other movements	-	-	-

Balance as of March 31, 2025 *1	233	1,387	1,620

Changes due to financial assets recognized as of March 31, 2025:
- Transfer to lifetime expected credit losses	-	-	-
- Transfer to 12-month expected credit losses	-	-	-
- Financial assets that have been derecognized	(0)	(19)	(19)
New financial assets originated or purchased	0	64	64
Changes in models/risk parameters	-	-	-
Foreign exchange and other movements *2	(233)	(356)	(589)

Balance as of March 31, 2026 *1	0	1,076	1,076

*1	Loans that are credit-impaired as of March 31, 2025 and 2026 were not significant.

*2
The figures for the fiscal year ended March 31, 2026 include the impact of the deconsolidation of SFGI, which operates the Financial Services business, resulting from the execution of the Partial
Spin-off
of the Financial Services business.

(b)	Description of collateral held as security and other credit enhancements
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
As of March 31, 2025, in the Financial Services business, housing loans have sufficient collateral, which results in no significant loss allowance being recognized. As of March 31, 2025, there were no securities received as collateral for short-term lending transactions which were permitted to be sold or repledged.

(c)	Credit risk exposure by risk rating grades
Credit risk exposure by risk rating grades as of March 31, 2025 and 2026, is as follows:
Trade and other receivables, and contract assets including
non-current
other receivables in the Pictures segment

	Yen in millions
	March 31
	2025	2026
Outstanding receivables by overview period of overdue (Gross carrying amount)
Not past due or due within 30 days	1,972,150	1,831,302
Due over 30 to 90 days	46,897	66,618
Due over 90 days	56,512	49,238

Total	2,075,559	1,947,158

F-
50

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Debt securities
Debt securities held in the Financial Services business are substantially all composed of investment grade debt securities, and, as a financial instrument subject to IFRS 9 impairment requirements,
12-month
expected losses are recorded.
The following table shows an analysis of the gross carrying amount for debt securities measured at amortized cost or at fair value through other comprehensive income based on a credit rating system in the Financial Services business, which is primarily a composite of external credit ratings as of March 31, 2025.

Yen in millions
March 31
2025
Debt securities by credit ratings (Gross carrying amount)
AAA	895,392
AA	3,245,007
A	7,052,650
BBB	27,660
Other	45,849

Total	11,266,558

As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there is no balance of debt securities as of March 31, 2026.
Loans
Loans held in the banking business in the Financial Services business are regularly reassessed by the credit ratings of debtors, and as a financial instrument subject to IFRS 9 impairment requirements,
12-month
or lifetime expected credit losses are recorded depending on whether or not the credit risk has increased significantly since initial recognition or not.
The following table shows an analysis of the gross carrying amount for loans measured at amortized cost based on credit ratings by debtors in the banking business in the Financial Services business as of March 31, 2025.

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
As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there is no balance of loans as of March 31, 2026.

(d)	Credit risk for debt securities designated to be measured at fair value through profit or loss
The credit risk exposures for debt securities designated to be measured at fair value through profit or loss were 893,972 million yen as of March 31, 2025. As a result of the execution of the Partial Spin-off of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there is no
balance of credit risk exposures for debt securities designated to be measured at fair value through profit or loss as of March 31, 2026.
The changes in the fair value attributable to the changes in credit risk were a decrease of 208 million yen and 620 million yen for the fiscal years ended March 31, 2025 and the period from April 1 through September 30, 2025, respectively. The cumulative changes were an increase of 1,357 million yen and 737 million yen as of March 31, 2025 and September 30, 2025, respectively.

F-5
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(7)	Market risks for the banking business
(As of March 31, 2025)
In the banking business, by formulating and conforming with market risk management policies, Sony manages the risk of loss for when the value of assets and liabilities (including off-balance-sheet
items), and income from assets and liabilities could be adversely affected by changes in various market risk factors, such as interest rates, exchange rates and stock prices. Market risk management policies specify details such as risk management methods and procedures. Based on ALM and risk management policies determined by the banking subsidiary’s Board of Directors, an ALM committee and a risk management committee typically meet once each month to understand and confirm actual conditions and deliberate future measures and risk conditions. On a daily basis, the risk management division maintains an overall understanding of interest, exchange rates and durations of financial assets and liabilities, and monitors Value at Risk (“VaR”), which quantifies the maximum expected loss which could occur during a given holding period and at a given probability, and interest rate sensitivity analysis, and confirms regulatory compliance. Sony also conducts interest rate swaps and other derivative transactions to hedge against interest and exchange rate fluctuation risks. VaR is calculated by the historical method (time period: 250 days, confidence level: 99.0%) and is used for quantitative analysis in managing interest and exchange rate fluctuation risks. The total market risk volume as of March 31, 2025 was 32,076 million yen. VaR is based on the assumption that risk parameters other than interest rates and exchange rates are fixed. In the event that fluctuations exceed the rational forecast band for interest and exchange rates, the risk impact may exceed the amount calculated. The aforementioned market risk management is carried out primarily by the risk management division. The division periodically reports risk management conditions to the banking subsidiary’s Board of Directors and Executive Committee. In addition, the banking subsidiary’s internal audit division conducts audits of the risk management conditions.

7.	Inventories
Inventories are comprised of the following:

	Yen in millions
	March 31
	2025	2026
Finished products	837,759	791,272
Work in process	314,011	266,712
Raw materials, purchased components and supplies	159,000	169,367

Inventories	1,310,770	1,227,351

For the fiscal years ended March 31, 2024, 2025 and 2026 the write-downs of inventories were 117,633 million yen, 107,164 million yen and 111,993 million yen, respectively.
For the fiscal years ended March 31, 2024, 2025 and 2026 the amounts of inventories expensed and included in cost of sales were 3,635,969 million yen, 3,630,110 million yen and 3,492,356 million yen, respectively. Included within these amounts for the fiscal years ended March 31, 2024, 2025 and 2026 were employee benefits expenses of 307,041 million yen, 309,934 million yen and 324,366 million yen, respectively, and depreciation and amortization expenses of 287,798 million yen, 335,829 million yen and 363,227 million yen, respectively. Other cost of sales mainly consists of material costs, subcontractor costs and other professional service fees.

8.	Investments in associates and joint ventures
There are no associates or j
oi
nt ventures that are individually material to Sony.
The carrying amounts of investments in associates and joint ventures that are not individually material to Sony, as of March 31, 2025 and 2026 are as follows:

	Yen in millions
	March 31
	2025	2026
Investments accounted for using the equity method
Associates	303,321	455,080
Joint ventures*	44,397	28,629

Total	347,718	483,709

F-5
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony’s share of comprehensive income, profit or loss and other comprehensive income, of associates and joint ventures that are not individually material to Sony for the fiscal years ended March 31, 2024, 2025 and 2026 are as follows:
In connection with the Resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, Sony’s share of comprehensive income of affiliates held by the Financial Services business is included in comprehensive income (loss) from discontinued operations. Consequently, the figures for comparative periods have been re-presented. Furthermore, as a result of the execution of the Partial Spin-off of the Financial Services business, SFGI became an affiliate of Sony accounted for using the equity method. The table below includes Sony’s share of comprehensive income of SFGI accounted for using the equity method after the execution of the Partial Spin-off of the Financial Services business.

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Share of profit or loss
Associates	19,782	19,682	21,026
Joint ventures *	(9,225)	(27,547)	(85,220)

Total	10,557	(7,865)	(64,194)

Share of other comprehensive income
Associates	5,311	(1,268)	(20,969)
Joint ventures	37	20	(70)

Total	5,348	(1,248)	(21,039)

Share of comprehensive income
Associates	25,093	18,414	57
Joint ventures *	(9,188)	(27,527)	(85,290)

Total	15,905	(9,113)	(85,233)

*
Sony Honda Mobility Inc. (“Sony Honda Mobility”), a joint venture of Sony Group Corporation and Honda Motor Co., Ltd. (“Honda”), decided to discontinue the development and launch of its electric vehicle models and downsize its business as a result of Honda’s reassessment of its automobile electrification strategy announced in March 2026. Consequently, an additional
44.9
billion yen loss for the share of profit (loss) of investments accounted for using the equity method was recorded, which is included in the Sony’s share of profit or loss and comprehensive income for the fiscal year ended March 31, 2026. In addition, a 25.2 billion yen loss for the share of profit (loss) of investments accounted for using the equity method, which was recognized in excess of the carrying amount of the investment in Sony Honda Mobility, is not included in the carrying amount of investments in joint ventures as of March 31, 2026, and is included in other current liabilities in the consolidated statements of financial position.

F-5
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

9.	Property, plant and equipment
The changes in property, plant and equipment for the fiscal years ended March 31, 2025 and 2026 are as follows:

	Yen in millions
	Land	Buildings	Machinery and equipment	Construction in progress	Total
Balance as of April 1, 2024:
Cost	85,983	1,033,758	2,551,174	185,287	3,856,202
Accumulated depreciation and impairment losses	(37)	(589,975)	(1,742,511)	(1,039)	(2,333,562)

Carrying amount	85,946	443,783	808,663	184,248	1,522,640

Changes in carrying amount:
Additions	2,815	19,701	76,224	248,163	346,903
Acquisitions through business combinations	258	12,511	3,964	1,221	17,954
Reclassifications	371	56,556	213,401	(273,978)	(3,650)
Disposals or classified as held for sale *1	(657)	(1,957)	(5,762)	(984)	(9,360)
Depreciation *2	-	(45,722)	(301,344)	-	(347,066)
Impairment losses	-	(1,154)	(645)	(203)	(2,002)
Translation adjustment	(162)	(2,051)	901	497	(815)
Other	54	(212)	(10,904)	118	(10,944)

Total changes	2,679	37,672	(24,165)	(25,166)	(8,980)

Balance as of March 31, 2025:
Cost	88,662	1,093,460	2,719,283	159,963	4,061,368
Accumulated depreciation and impairment losses	(37)	(612,005)	(1,934,785)	(881)	(2,547,708)

Carrying amount	88,625	481,455	784,498	159,082	1,513,660

Changes in carrying amount:
Additions	495	14,448	73,757	260,571	349,271
Acquisitions through business combinations	-	396	1,068	-	1,464
Reclassifications	9	138,417	136,416	(276,907)	(2,065)
Disposals or classified as held for sale *1	(584)	(19,167)	(14,637)	(3,820)	(38,208)
Classified as held for distribution to owners *3	(6,672)	(24,134)	(1,535)	(62)	(32,403)
Depreciation *2	-	(47,232)	(281,288)	-	(328,520)
Impairment losses *4	-	(9,800)	(13,784)	(13,900)	(37,484)
Translation adjustment	1,440	12,139	10,053	2,179	25,811
Other	-	(463)	3,970	(1,228)	2,279

Total changes	(5,312)	64,604	(85,980)	(33,167)	(59,855)

Balance as of March 31, 2026:
Cost	83,313	1,175,951	2,831,795	140,944	4,232,003
Accumulated depreciation and impairment losses	-	(629,892)	(2,133,277)	(15,029)	(2,778,198)

Carrying amount	83,313	546,059	698,518	125,915	1,453,805

*1	An asset or disposal group for which the cash flows are expected to arise principally from sale rather than continuing use is classified to current asset as an asset held for sale.

*2
A portion of depreciation expenses is allocated to the cost of inventory and recognized in cost of sales as inventory is sold, or directly recognized in selling, general and administrative expenses and research and development expenditures in the consolidated statements of income, depending on the use of the asset.

*3
In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, assets of the Financial Services business have been classified as a disposal group held for distribution to owners. As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there are no balances related to the Financial Services business as of March 31, 2026.

*4	Refer to Note 12 for the details of impairment losses.

F-5
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

10.	Leases
Sony leases communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets.

(1)	ROU assets as a lessee
The changes in ROU assets for the fiscal years ended March 31, 2025 and 2026 are as follows:

	Yen in millions
	Land	Buildings	Machinery and equipment	Total
Balance as of April 1, 2024:
Carrying amount	14,815	424,508	64,072	503,395

Changes in the carrying amount
Increase due to new lease agreements and remeasurement of lease liabilities	6,104	102,348	6,366	114,818
Decrease due to termination of lease agreements and remeasurement of lease liabilities	(4)	(13,615)	(1,334)	(14,953)
Depreciation	(1,342)	(87,916)	(12,774)	(102,032)
Other	(288)	20,928	(183)	20,457

Total changes	4,470	21,745	(7,925)	18,290

Balance as of March 31, 2025:
Carrying amount	19,285	446,253	56,147	521,685

Changes in the carrying amount
Increase due to new lease agreements and remeasurement of lease liabilities	186	77,859	6,210	84,255
Decrease due to termination of lease agreements and remeasurement of lease liabilities	(38)	(9,973)	(1,777)	(11,788)
Classified as held for distribution to owners *1	(7,536)	(67,291)	(722)	(75,549)
Depreciation	(1,086)	(83,780)	(12,239)	(97,105)
Other *2	1,072	101,634	141	102,847

Total changes	(7,402)	18,449	(8,387)	2,660

Balance as of March 31, 2026:
Carrying amount	11,883	464,702	47,760	524,345

*1
In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, the assets of the Financial Services business have been classified as a disposal group held for distribution to owners. As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there are no balances related to the Financial Services business as of March 31, 2026.

*2
The amount includes 95,938
million yen of ROU assets arising from lease agreements with the Financial Services business that were previously eliminated as intercompany transactions. Following the execution of the Partial Spin-off of the Financial Services business, these leases became external transactions and are therefore recognized in the consolidated statements of financial position.

(2)	Income, expenses, and cash flows (except for depreciation) arising from lease contracts as a lessee and lessor are as follows:

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Interest expenses on lease liabilities	12,833	15,401	17,326
Expenses related to short-term leases accounted for applying an exemption	20,798	35,767	32,655
Income from subleases	(1,589)	(1,202)	(1,283)
Net cash outflows for leases	100,438	109,673	112,534
Note: The above amounts include income or loss and cash flows from the Financial Services business, which are presented in net income (loss) from discontinued operations in the consolidated statements of income and in net cash used in financing activities from discontinued operations in the consolidated statements of cash flows.
Refer to Note 6 for the maturity analysis of Sony’s financial liabilities including lease liabilities.

F-5
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Refer to Note 6 for the maturity analysis of Sony’s financial liabilities including lease liabilities.

11.	Goodwill and intangible assets

(1)	Goodwill
The changes in goodwill for the fiscal years ended March 31, 2025 and 2026 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2025	2026
Balance at beginning of the fiscal year
Cost	1,884,627	1,903,617
Accumulated impairments	(397,527)	(394,896)

Carrying amount	1,487,100	1,508,721

Increase (decrease) due to:
Acquisitions	44,424	88,058
Disposals or classified as held for sale	-	(1,245)
Classified as held for distribution to owners *1	-	(10,834)
Impairment losses *2	-	(17,430)
Translation adjustments	(22,803)	106,636

Total changes	21,621	165,185

Balance at end of the fiscal year
Cost	1,903,617	2,084,956
Accumulated impairments	(394,896)	(411,050)

Carrying amount	1,508,721	1,673,906

*1  In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, the assets of the Financial Services business were classified as a disposal group held for distribution to owners. As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there are no balances related to the Financial Services business as of March 31, 2026.

*2  Refer to Note 12 for the details of impairment losses.

The carrying amounts of goodwill by segment as of March 31, 2025 and 2026 are as follows:

	Yen in millions
	March 31
	2025	2026
Game & Network Services *1	460,621	487,551
Music *2	729,593	864,910
Pictures *3	283,201	285,417
Entertainment, Technology & Services	20,636	30,731
Imaging & Sensing Solutions	3,836	5,297
Financial Services (Discontinued operation) *4	10,834	-
All Other	-	-

Total	1,508,721	1,673,906

*1	Game & Network Services
All of the goodwill shown in the G&NS line of the table above is allocated to a group of CGUs which comprise the entire G&NS segment.
Intangible assets with indefinite useful lives related to the G&NS business have carrying amounts of 57,434 million yen and 57,451 million yen, as of March 31, 2025 and 2026, respectively, which are included in “Other intangible assets.” Intangible assets with indefinite useful lives include the trademark for PlayStation
®
, which is assessed to have an indefinite useful life as the trademark for PlayStation
®
is utilized as the core trademark for Sony’s products and services throughout the G&NS segment and Sony expects to continue using the trademark in the foreseeable future as well.

F-5
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The recoverable amount of the group of CGUs is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP. A terminal value after the final year of the total forecasted period is determined by utilizing a perpetual growth rate. The growth rate and the pre-tax
discount rate were 2.0% and 10.9% as of March 31, 2025, and 2.0% and 9.6% as of March 31, 2026, respectively.

*2	Music
Goodwill shown in the Music line of the table above is primarily allocated to the worldwide recorded music and the worldwide music publishing CGUs excluding operations in Japan.
Goodwill related to the worldwide recorded music CGU has carrying amounts of 355,985 million yen and 417,461 million yen, as of March 31, 2025 and 2026, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP. A terminal value after the final year of the total forecasted period is determined by utilizing a perpetual growth rate. The growth rate and the pre-tax
discount rate were 1.0% and 12.2% as of March 31, 2025, and 1.0% and 13.7% as of March 31, 2026, respectively.
Goodwill related to the music publishing CGU has carrying amounts of 325,590 million yen and 354,856 million yen, as of March 31, 2025 and 2026, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP. A terminal value after the final year of the total forecasted period is determined by utilizing a perpetual growth rate. The growth rate and the pre-tax
discount rate were 3.0% and 11.1% as of March 31, 2025, and 3.4% and 12.1% as of March 31, 2026, respectively.

*3	Pictures
Goodwill shown in the Pictures line of the table above is primarily allocated to the animation distribution CGU.
Goodwill related to the animation distribution CGU has carrying amounts of 139,236 million yen and 148,230 million yen, as of March 31, 2025 and 2026, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP, with revenues in years beyond the MRP based on declining growth rates. A terminal value is based on a revenue multiple applied to the final year of the total forecasted period. The growth rates beyond the MRP period were 5.0% to 12.0% and 5.0% to 9.0%, and the pre-tax
discount rates were 16.4% and 18.4% as of March 31, 2025 and 2026, respectively.
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
pre-tax
discount rate that are used in the evaluation of the recoverable amounts change within a reasonably possible range.

*4	Financial Services (Discontinued operation)
In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation and has been excluded from the reporting segments. For further information on discontinued operations, refer to Note 33.

F-5
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Content assets
The changes in content assets for the fiscal years ended March 31, 2025 and 2026 are as follows:

	Yen in millions
	Film costs	Broadcasting rights	Music catalogs	Artist contracts	Music distribution rights	Game content	Content assets Total
Balance as of April 1, 2024:
Cost	5,216,247	528,970	1,401,970	54,131	52,498	170,058	7,423,874
Accumulated amortization and impairment losses	(4,684,771)	(404,729)	(335,952)	(18,475)	(17,377)	(34,457)	(5,495,761)

Carrying amount	531,476	124,241	1,066,018	35,656	35,121	135,601	1,928,113

Changes in carrying amount:
Additions *1	425,914	112,579	141,927	4,941	17	56,013	741,391
Acquisitions through business combinations and other *2	1,868	-	202,660	3,273	5,784	-	213,585
Disposals or classified as held for sale	(43,614)	(97)	-	(564)	-	-	(44,275)
Amortization	(328,167)	(110,057)	(51,825)	(2,760)	(3,639)	(39,381)	(535,829)
Impairment losses	(14,449)	(88)	-	-	(13)	(545)	(15,095)
Translation adjustment	(9,886)	(2,894)	(23,970)	(651)	(132)	(1,309)	(38,842)

Total changes	31,666	(557)	268,792	4,239	2,017	14,778	320,935

Balance as of March 31, 2025:
Cost	5,522,693	555,679	1,716,674	61,012	57,952	221,406	8,135,416
Accumulated amortization and impairment losses	(4,959,551)	(431,995)	(381,864)	(21,117)	(20,814)	(71,027)	(5,886,368)

Carrying amount	563,142	123,684	1,334,810	39,895	37,138	150,379	2,249,048

Changes in carrying amount:
Additions *1	475,564	104,069	152,768	3,706	171	72,438	808,716
Acquisitions through business combinations and other *2	-	-	39,586	774	-	-	40,360
Disposals or classified as held for sale	(50,119)	(627)	-	(674)	-	-	(51,420)
Amortization	(378,855)	(96,772)	(59,510)	(3,776)	(2,236)	(54,029)	(595,178)
Impairment losses *3	(20,177)	-	(587)	(53)	-	(56,347)	(77,164)
Translation adjustment	44,281	7,018	118,825	3,431	1,499	9,199	184,253

Total changes	70,694	13,688	251,082	3,408	(566)	(28,739)	309,567

Balance as of March 31, 2026:
Cost	6,356,737	652,384	2,062,201	69,170	61,272	311,394	9,513,158
Accumulated amortization and impairment losses	(5,722,901)	(515,012)	(476,309)	(25,867)	(24,700)	(189,754)	(6,954,543)

Carrying amount	633,836	137,372	1,585,892	43,303	36,572	121,640	2,558,615

*1
The additions in Film costs include the cost of films internally produced and acquired from third party projects. Film costs acquired from third party projects are not a significant portion of Film costs recorded by Sony. The additions in Broadcasting rights, Music catalogs, Artist contracts and Music distribution rights mainly represent acquisitions through contracts with third parties. The additions in Game content include only internally developed game content for the fiscal years ended March 31, 2025 and 2026.

*2	Refer to Notes 27 (7) and 30 (2).
*3	Refer to Note 12 for the details of impairment losses related to the Game content.

F-
5
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Other intangible assets
The changes in other intangible assets for the fiscal years ended March 31, 2025 and 2026 are as follows:

	Yen in millions
	Patent rights, know-how and license agreements	Customer relationships	Trademarks	Software	Television carriage contracts	Other	Total
Balance as of April 1, 2024:
Cost	212,000	70,560	59,377	1,196,266	75,716	211,848	1,825,767
Accumulated amortization and impairment losses	(192,082)	(55,627)	(19,757)	(786,276)	(50,269)	(106,154)	(1,210,165)

Carrying amount	19,918	14,933	39,620	409,990	25,447	105,694	615,602

Changes in carrying amount:
Additions	4,121	230	825	169,476	-	5,356	180,008
Acquisitions through business combinations	8,433	4,338	6,288	4,698	-	18,031	41,788
Internal development	-	-	-	23,128	-	-	23,128
Disposals or classified as held for sale	(8)	(414)	(1)	(3,897)	-	(397)	(4,717)
Amortization	(6,734)	(6,485)	(5,547)	(127,401)	(4,324)	(15,556)	(166,047)
Impairment losses	(10)	-	-	(10,337)	-	(3)	(10,350)
Translation adjustment	(406)	(74)	(478)	(1,567)	(358)	(703)	(3,586)
Other	56	-	23	(6,372)	26	1,653	(4,614)

Total changes	5,452	(2,405)	1,110	47,728	(4,656)	8,381	55,610

Balance as of March 31, 2025:
Cost	216,960	73,654	65,643	1,353,946	73,958	233,542	2,017,703
Accumulated amortization and impairment losses	(191,590)	(61,126)	(24,913)	(896,228)	(53,167)	(119,467)	(1,346,491)

Carrying amount	25,370	12,528	40,730	457,718	20,791	114,075	671,212

Changes in carrying amount:
Additions	3,718	-	8	118,603	-	1,275	123,604
Acquisitions through business combinations *1	7,415	6,350	123,058	88	-	2,637	139,548
Internal development	-	-	-	22,814	-	-	22,814
Disposals or classified as held for sale	(485)	-	(386)	(10,161)	(28)	(169)	(11,229)
Classified as held for distribution to owners *2	-	-	(5)	(75,895)	-	(19)	(75,919)
Amortization	(8,029)	(3,512)	(6,057)	(122,884)	(4,223)	(15,925)	(160,630)
Impairment losses *3	(39)	(2,078)	(14,073)	(19,652)	-	(9,940)	(45,782)
Translation adjustment	903	752	2,154	7,110	1,099	2,307	14,325
Other	3,494	-	1	(19,133)	(1)	(2,726)	(18,365)

Total changes	6,977	1,512	104,700	(99,110)	(3,153)	(22,560)	(11,634)

Balance as of March 31, 2026:
Cost	223,692	83,877	192,613	1,240,309	77,479	229,027	2,046,997
Accumulated amortization and impairment losses	(191,345)	(69,837)	(47,183)	(881,701)	(59,841)	(137,512)	(1,387,419)

Carrying amount *1	32,347	14,040	145,430	358,608	17,638	91,515	659,578

*1
Acquisitions through business combinations of trademarks for the fiscal year ended March 31, 2026 mainly consist of the acquisition of trademarks recognized in connection with the acquisition of an additional equity interest in Peanuts Holdings LLC (“Peanuts Holdings”). For further details of the acquisition of an additional equity interest, refer to Note 30 (1). As a result of the additional acquisition, the carrying amounts in Trademarks include trademarks related to the “PEANUTS” IP as intangible assets with indefinite useful lives, and the carrying amounts of such trademarks as of March 31, 2026 were
115,799
million yen. The trademarks related to the “PEANUTS” IP are classified as intangible assets with indefinite useful lives because their legal protection period is indefinite, and Sony has assessed that there is no foreseeable limit to the period over which such trademarks are expected to generate net cash inflows for Sony. Such trademarks are allocated to the CGU of the anime-related business operated by Sony Music Entertainment (Japan) Inc. (“SMEJ”) and its consolidated subsidiaries. The recoverable amount of the CGU is determined by the value in use. The

F-5
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on the MRP. A terminal value after the final fiscal year of the total forecasted period is determined by utilizing a perpetual growth rate.

*2
In connection with the Resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, the assets of the Financial Services business have been classified as a disposal group held for distribution to owners. As a result of the execution of the Partial Spin-off of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there are no balances related to the Financial Services business as of March 31, 2026.

*3	Refer to Note 12 for the details of impairment losses.

12.	Impairment of non-financial assets
For the fiscal year ended March 31, 2026, considering the business environment, as a result of reviewing the future projections for the business operated by Bungie, Inc. (“Bungie”), a wholly-owned subsidiary of Sony within the G&NS segment, Sony determined that sufficient future cash flows were not expected to be generated to recover the carrying amount of the assets. As a result, Sony recognized impairment losses for the entire carrying amount of Bungie’s non-financial assets, excluding goodwill, resulting in impairment losses of 65,312 million yen in other operating (income) expenses, net, related to property, plant and equipment of 11,309 million yen, ROU assets of
14,266
million yen and other intangible assets of
39,737
million yen, and
also
recorded impairment losses of
54,750
million yen in cost of sales related to content assets. The recoverable amount of the assets was measured using value in use with a pre-tax
discount rate of
13.0
%.
For the fiscal year
 ended March 31, 2026, considering the business environment, Sony decided to wind down the businesses operated by Pixo Holdings, Inc., a wholly-owned subsidiary of Sony within the Pictures segment, and its consolidated subsidiaries (collectively, “Pixomondo”), while completing any outstanding contractual obligations. As a result, Sony determined that th
e
re was

no
recoverable amount
f
or

Pixomondo’s non-financial assets
,
 including property, plant

and equipment of
5,171
million yen,
ROU
assets of
640
million yen, goodwill of
14,355
million yen and other intangible assets of
1,944
million yen
,
 and accordingly recognized impairment losses of
22,110
million yen in other operating (income) expenses, net.
There were no material impairment losses for the fiscal years ended March 31, 2024 and 2025.

13.	Insurance contracts in the Financial Services business

(1)	Significant judgments and estimates for insurance contracts
As a result of the execution of the Partial Spin-off of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, figures in this section are presented only as of March 31, 2025, September 30, 2025 or for the fiscal year ended March 31, 2025.

i)	Measurement methods and inputs for insurance contracts
The methods and main inputs used to measure insurance contracts are as follows:

Weighted average (%)
March 31
2025
Mortality rates	1.03%
Lapse and surrender rates	3.80%
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
The risk adjustments for
non-financial
risk are determined mainly using a cost of capital technique. In applying a cost of capital technique, Sony determines the risk adjustment for non-financial
risk by applying a
cost-of-capital
 rate to the amount of capital required for each future reporting date and discounting the result using risk-free rates adjusted for illiquidity. The required capital is determined by estimating the probability distribution of the present value of future cash flows from insurance contracts at each future reporting date and calculating the capital that Sony would require to meet its contractual obligations to pay claims and expenses at a 99.5% confidence level for one year. The cost-of-capital
rate represents the additional reward that investors require for exposure to the non-financial
risk. The weighted average
cost-of-capital
rates of Sony for the fiscal year ended March 31, 2025 was 3.0%.
In addition, the risk adjustments determined by applying a cost of capital technique for the fiscal year ended March 31, 2025 correspond to the confidence level of 81.3% (time horizon: the life of the insurance contracts).

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
The table below sets out the yield curves used to discount the cash flows of insurance contracts for major currencies (converted at the spot rate). As a result of the execution of the Partial
Spin-off
of the Financial Services business, accumulated other comprehensive income related to insurance finance income (expenses) at the time of the execution was transferred to net income (loss) from discontinued operations as a loss in the consolidated statements of income. Therefore, yield curves are presented as of September 30, 2025.

	Yield curve (%)
	March 31		September 30
	2025		2025
Term	JPY	USD	JPY	USD
1 year	0.65%	4.09%	0.81%	3.68%
5 years	1.13%	4.01%	1.26%	3.81%
10 years	1.54%	4.31%	1.70%	4.27%
20 years	2.34%	4.83%	2.82%	5.00%
30 years	2.69%	4.68%	3.47%	4.92%
40 years	3.02%	4.29%	3.91%	4.50%

v)	Investment components
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

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
Given that the actual amounts of claims do not materially differ from the undiscounted amounts of the claims previously estimated, information about claim development has not been disclosed for the fiscal year ended March 31, 2025.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Reconciliation of insurance contract liabilities
The tables below show the changes in insurance contract liabilities for the fiscal years ended March 31, 2025 and 2026.

(a)	Changes in liabilities for remaining coverage and liabilities for incurred claims

	Yen in millions
	Liability for remaining coverage		Liability for incurred claims *5	Total
	Excluding loss component	Loss component
Balance as of April 1, 2024
Insurance contract assets *1	(90,377)	-	33,402	(56,975)
Insurance contract liabilities *2*3	12,900,023	55,333	138,983	13,094,339

Net amounts	12,809,646	55,333	172,385	13,037,364
Insurance revenue	(622,959)	-	-	(622,959)
Insurance service expenses
Incurred claims and other insurance service expenses	-	(5,882)	304,059	298,177
Amortization of insurance acquisition cash flows	134,818	-	-	134,818
Changes in liabilities for incurred claims	-	-	5,661	5,661
Losses and reversals of losses on onerous contracts	-	14,276	-	14,276

Total insurance service expenses	134,818	8,394	309,720	452,932

Insurance service result	(488,141)	8,394	309,720	(170,027)
Insurance finance expenses (income)	(631,892)	(498)	(2,415)	(634,805)

Total amounts recognized in comprehensive income	(1,120,033)	7,896	307,305	(804,832)
Investment component excluded from insurance revenue and insurance service expenses	(992,966)	-	992,966	-
Cash flows
Premiums received	2,056,493	-	-	2,056,493
Insurance acquisition cash flows	(167,299)	-	-	(167,299)
Claims and other insurance service expenses paid	-	-	(1,298,150)	(1,298,150)

Total cash flows	1,889,194	-	(1,298,150)	591,044
Other	(68)	(46)	(539)	(653)

Balance as of March 31, 2025
Insurance contract assets *1	(81,537)	2	33,820	(47,715)
Insurance contract liabilities *2*3	12,667,310	63,181	140,147	12,870,638

Net amounts	12,585,773	63,183	173,967	12,822,923
Insurance revenue	(332,024)	-	-	(332,024)
Insurance service expenses
Incurred claims and other insurance service expenses	-	(3,215)	152,470	149,255
Amortization of insurance acquisition cash flows	70,418	-	-	70,418
Changes in liabilities for incurred claims	-	-	1,327	1,327
Losses and reversals of losses on onerous contracts	-	10,950	-	10,950

Total insurance service expenses	70,418	7,735	153,797	231,950

Insurance service result	(261,606)	7,735	153,797	(100,074)
Insurance finance expenses (income)	(141,098)	(300)	(118)	(141,516)

Total amounts recognized in comprehensive income	(402,704)	7,435	153,679	(241,590)
Investment component excluded from insurance revenue and insurance service expenses	(444,430)	-	444,430	-
Cash flows
Premiums received	976,117	-	-	976,117
Insurance acquisition cash flows	(85,130)	-	-	(85,130)
Claims and other insurance service expenses paid	-	-	(596,808)	(596,808)

Total cash flows	890,987	-	(596,808)	294,179
Other	(2,186)	1,159	(81)	(1,108)
Impact from loss of control of the Financial Services business *4	(12,627,440)	(71,777)	(175,187)	(12,874,404)

Balance as of March 31, 2026
Insurance contract assets	-	-	-	-
Insurance contract liabilities	-	-	-	-

Net amounts	-	-	-	-

*1	Insurance contract assets are included in other current assets or other non-current assets in the consolidated statements of financial position.

*2	The current portion of insurance contract liabilities is included in other current liabilities in the consolidated statements of financial position.

*3
As of April 1, 2024 and March 31, 2025, the carrying amounts of the current portion of insurance contract liabilities were 162,344 million yen and 181,332 million yen, respectively, and the carrying amounts of the non-current
portion of insurance contract liabilities were 12,931,995 million yen and 12,689,306 million yen, respectively.

*4	Amount as of the date of deconsolidation of SFGI, which operates the Financial Services business, resulting from the execution of the Partial Spin-off of the Financial Services business.

*5
Risk adjustment for
non-financial
risk of insurance contracts measured under the PAA is not presented separately from the estimates of the present value of future cash flows but included in liabilities for incurred claims, since the amount is not considered material.

F-6
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(b)	Changes in insurance contract liabilities from insurance contracts not measured under the PAA by measurement component

	Yen in millions
	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	CSM	Total
Balance as of April 1, 2024
Insurance contract assets	(291,878)	27,824	207,079	(56,975)
Insurance contract liabilities	10,697,166	388,658	1,901,009	12,986,833

Net amounts	10,405,288	416,482	2,108,088	12,929,858
Changes that relate to future service
Changes in estimates that adjust the CSM	276,707	10,662	(287,369)	-
Changes in estimates that do not adjust the CSM	11,762	746	-	12,508
Effect of contracts initially recognized during the period	(431,801)	44,335	389,234	1,768

Total changes that relate to future service	(143,332)	55,743	101,865	14,276
Changes that relate to current service
CSM recognized in profit or loss for the services provided	-	-	(151,025)	(151,025)
Change in risk adjustment for non-financial risk due to release of risk	-	(28,681)	-	(28,681)
Experience adjustments	656	-	-	656

Total changes that relate to current service	656	(28,681)	(151,025)	(179,050)
Changes that relate to past service	6	(6)	-	-

Insurance service result	(142,670)	27,056	(49,160)	(164,774)
Insurance finance expenses (income)	(661,734)	(2,250)	30,155	(633,829)

Total amounts recognized in comprehensive income	(804,404)	24,806	(19,005)	(798,603)
Cash flows
Premiums received	1,894,792	-	-	1,894,792
Insurance acquisition cash flows	(151,614)	-	-	(151,614)
Claims and other insurance service expenses paid	(1,179,036)	-	-	(1,179,036)

Total cash flows	564,142	-	-	564,142
Other	2,883	643	(1,334)	2,192

Balance as of March 31, 2025
Insurance contract assets	(245,602)	24,501	173,386	(47,715)
Insurance contract liabilities	10,413,511	417,430	1,914,363	12,745,304

Net amounts	10,167,909	441,931	2,087,749	12,697,589
Changes that relate to future service
Changes in estimates that adjust the CSM	14,984	47,569	(62,553)	-
Changes in estimates that do not adjust the CSM	6,908	2,569	-	9,477
Effect of contracts initially recognized during the period	(177,699)	21,537	157,636	1,474

Total changes that relate to future service	(155,807)	71,675	95,083	10,951
Changes that relate to current service
CSM recognized in profit or loss for the services provided	-	-	(79,908)	(79,908)
Change in risk adjustment for non-financial risk due to release of risk	-	(16,164)	-	(16,164)
Experience adjustments	(7,549)	-	-	(7,549)

Total changes that relate to current service	(7,549)	(16,164)	(79,908)	(103,621)
Changes that relate to past service	324	(5)	-	319

Insurance service result	(163,032)	55,506	15,175	(92,351)
Insurance finance expenses (income)	(152,695)	(1,373)	12,465	(141,603)

Total amounts recognized in comprehensive income	(315,727)	54,133	27,640	(233,954)
Cash flows
Premiums received	893,895	-	-	893,895
Insurance acquisition cash flows	(77,407)	-	-	(77,407)
Claims and other insurance service expenses paid	(520,614)	-	-	(520,614)

Total cash flows	295,874	-	-	295,874
Other	(12,883)	-	(1,207)	(14,090)
Impact from loss of control of the Financial Services business *1	(10,135,173)	(496,064)	(2,114,182)	(12,745,419)

Balance as of March 31, 2026
Insurance contract assets	-	-	-	-
Insurance contract liabilities	-	-	-	-

Net amounts	-	-	-	-

*1	Amount as of the date of deconsolidation of SFGI, which operates the Financial Services business, resulting from the execution of the Partial Spin-off of the Financial Services business.

F-6
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Effect of contracts initially recognized in the year
The table below shows the effect of contracts initially recognized during the fiscal year ended March 31, 2025 on measurement components of insurance contracts not measured under the PAA. As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, figures are presented only for the fiscal year ended March 31, 2025.

	Yen in millions
	Fiscal year ended March 31
	2025
	Profitable contracts issued	Onerous contracts issued	Total
Estimates of the present value of future cash outflows
Claims and other insurance service expenses	2,227,649	6,376	2,234,025
Insurance acquisition cash flows	155,135	2,735	157,870

Total estimates of the present value of future cash outflows	2,382,784	9,111	2,391,895
Estimates of the present value of future cash inflows	(2,816,078)	(7,618)	(2,823,696)

Total estimates of the present value of future cash flows	(433,294)	1,493	(431,801)
Risk adjustment for non-financial risk	44,060	275	44,335
CSM	389,234	-	389,234

Total effect on measurement components	-	1,768	1,768

(4)	Timing of when the CSM is expected to be recognized in profit or loss
The table below shows when Sony expects to recognize the CSM in profit or loss for insurance contracts not measured under the PAA as of March 31, 2025. As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, figures are presented only as of March 31, 2025.

	CSM
	Yen in millions
	Within 1 year	1 year to 2 years	2 years to 3 years	3 years to 4 years	4 years to 5 years	5 years to 10 years	More than 10 years	Total
As of March 31, 2025	122,591	114,961	107,412	97,307	89,960	362,794	1,192,724	2,087,749

(5)	Underlying items of insurance contracts measured under the variable fee approach
The table below shows the underlying items of insurance contracts measured under the variable fee approach and their fair values as of March 31, 2025. As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, figures are presented only as of March 31, 2025.

Yen in millions
March 31
2025
Cash and cash equivalents	35,235
Debt securities
Japanese national/local government bonds and corporate bonds	34,936
Foreign national/local government bonds and corporate bonds	478,751
Equity securities	2,375,201
Other	2,057

Total fair values of the underlying items of insurance contracts measured under the variable fee approach	2,926,180

(6)	Disclosure of transition to IFRS 17
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

F-6
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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
The effects of transition to IFRS 17 on Sony’s consolidated financial statements are as follows. As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, figures are presented only for the fiscal year ended March 31, 2025.

F-6
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

i)	The CSM by transition approach
Upon transition to IFRS 17, Sony applied either the modified retrospective approach or the fair value approach for groups of insurance contracts where it was impracticable to fully apply IFRS 17 retrospectively. The table below shows the balances of the CSM by transition approach as of March 31, 2025.

	Yen in millions
	Fiscal year ended March 31
	2025
	Contracts measured under the modified retrospective approach at transition	Contracts measured under the fair value approach at transition	New contracts and contracts measured under the full retrospective approach at transition	Total
CSM
Beginning balance of the fiscal year	763,669	86,271	1,258,148	2,108,088

Changes that relate to future service	(89,828)	556	191,137	101,865
Changes that relate to current service	(55,642)	(7,020)	(88,363)	(151,025)
Insurance finance expense (income)	23,501	781	5,873	30,155
Other	(1,090)	-	(244)	(1,334)

Ending balance of the fiscal year	640,610	80,588	1,366,551	2,087,749

ii)	Changes in accumulated other comprehensive income for financial assets measured at fair value through other comprehensive income due to the application of IFRS 17
The table below shows the changes in accumulated other comprehensive income during the fiscal year ended March 31, 2025 for financial assets measured at fair value through other comprehensive income, among investment assets related to groups of insurance contracts to which Sony applied the modified retrospective approach or the fair value approach as of the date of the transition.

Yen in millions
Fiscal year ended March 31
2025
Beginning balance of the fiscal year	9,445

Net change in fair value	778,509
Net amount reclassified to profit or loss	1,142
Related income tax	(225,613)

Ending balance of the fiscal year	563,483

(7)	Insurance and market risks
As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, each risk related to the Financial Services business is presented only as of March 31, 2025.
Risk management policy and exposure
In the life insurance business, Sony manages various market-related risks in the following manner:

(a)	Insurance risk management
Insurance risk
With respect to insurance underwriting risk, based on the level of policy reserves and capital levels, the life insurance subsidiary manages the insurance portfolio appropriately, such as setting policy limits for each type of insurance as necessary. In addition, underwriting standards for each product and standards for revision and abolishment are clearly defined as internal rules and are regularly reviewed.
Concentration of insurance risk
The insurance contract portfolio does not have an excessively concentrated insurance risk.

F-
6
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(b)	Market risk management
Interest rate risk management
Interest rate risk is managed by the risk management division of the life insurance subsidiary based on the policies for interest rate risk management that specify details such as risk management methods and procedures. Based on ALM policies that are determined through such methods as deliberation by the life insurance subsidiary’s Executive Committee, the subsidiary understands and confirms actual risk conditions with its Board of Directors. The division maintains an overall understanding of the interest rates and durations of financial instruments, monitors them based on the analysis of the quantity of risk using VaR, and periodically reports the status of each risk to the life insurance subsidiary’s Board of Directors and Executive Committee.
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

F-6
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sensitivity analysis
Market risk
The table below shows the effects on net income before income taxes from discontinued operations and equity as of March 31, 2025 if the underlying assumptions of the insurance contracts and financial instruments which Sony has in the life insurance business had changed.

		March 31, 2025
		Yen in millions
		Insurance contracts		Financial instruments		Total
Assumption	Changes in assumptions, etc.	Income before income taxes from discontinued operations	Equity	Income before income taxes from discontinued operations	Equity	Income before income taxes from discontinued operations	Equity
Interest rates	50bp decrease	(96,388)	(489,064)	98,806	620,061	2,418	130,997
	50bp increase	69,393	413,835	(87,517)	(546,554)	(18,124)	(132,719)
Fair value of stocks	10% decrease	404,020	290,894	(412,232)	(297,160)	(8,212)	(6,266)
	10% increase	(407,812)	(293,625)	412,232	297,160	4,420	3,535
Foreign exchange rates	10% appreciation of the Yen	539,518	366,832	(546,899)	(339,178)	(7,381)	27,654
	10% depreciation of the Yen	(543,155)	(369,450)	546,899	339,178	3,744	(30,272)
Maintenance expenses rates	10% increase	(4,313)	(5,390)	-	-	(4,313)	(5,390)
Lapse and surrender rates	10% increase	(23,254)	(34,971)	-	-	(23,254)	(34,971)
Mortality rates (death protection)	5% increase	(4,838)	(4,710)	-	-	(4,838)	(4,710)
Mortality rates (third sector / annuity products)	5% increase	960	(467)	-	-	960	(467)
Morbidity rates	5% increase	(7,191)	(4,639)	-	-	(7,191)	(4,639)
* bp = basis point
Liquidity risk

(a)	Risk management policy and exposure
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
The following table summarizes the estimated timing of the remaining undiscounted net cash outflows from insurance contract liabilities and investment contract liabilities and the contractual timing of the remaining undiscounted cash inflows arising from securities held in the insurance business as of March 31, 2025. The cash flows of insurance contract liabilities are based on assumptions regarding morbidity rates, mortality rates, and lapse rates, which are consistent with the estimates used for the carrying amounts.

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
Since the total of the above estimated amounts is the amount before discounting, it exceeds the amount of insurance contract liabilities and securities which is included in investments and advances in the Financial Services business shown in the consolidated statements of financial position.

F-
6
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(c)	Amounts payable on demand
The table below shows the amounts payable on demand from insurance contracts issued by Sony and the carrying amount of the related insurance contract portfolios. The amounts payable on demand represent the amount of the cash surrender value to be paid if the insurance contracts are surrendered as of March 31, 2025.

Yen in millions
March 31
2025
Amounts payable on demand	13,214,887
Carrying amount	12,642,981

14.	Short-term borrowings and long-term debt
Short-term borrowings and long-term debt are comprised of the following:

	March 31, 2025
	Book value (Yen in millions)	Weighted average interest rate	Due
Short-term borrowings	1,843,959	2.13%
Long-term debt
Long-term loans	1,090,427	1.81%	2025-2058
Unsecured bonds	664,390	0.66%	2025-2035

	1,754,817
Less - Portion due within one year	196,950

	1,557,867

	March 31, 2026
	Book value (Yen in millions)	Weighted average interest rate	Due
Short-term borrowings	51,183	1.86%
Long-term debt
Long-term loans	516,460	3.21%	2026-2040
Unsecured bonds	474,343	0.70%	2026-2035

	990,803
Less - Portion due within one year	166,410

	824,393

As described in Note 2 (5), “Lease liabilities” which had previously been included within “Current portion of long-term debt” and “Long-term debt,” are presented as a separate caption in the consolidated statements of financial position as of March 31, 2026. In connection with this change, “Lease liabilities” are excluded from the table above.
In the Financial Services business, Sony pledged assets as collateral for short-term borrowings and long-term debt and the pledged assets are comprised of the following:

Yen in millions
March 31
2025
Securities	1,595,016
Housing loans in the banking business	961,286
As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there is no balance of assets pledged as collateral as of March 31, 2026.

F-
70

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition to the above, in the Financial Services business, Sony pledged securities for securities-for-securities
lending transactions and the pledged securities are as follows:

Yen in millions
March 31
2025
Securities	332,867
As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there is no balance of securities pledged for securities-for-securities
lending transactions as of March 31, 2026.
Furthermore, in the Financial Services business, Sony pledged securities as collateral for cash settlements, variation margins of futures markets and certain other purposes and the pledged securities are as follows:

Yen in millions
March 31
2025
Securities	140,212
As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there is no balance of securities pledged as collateral as of March 31, 2026.
There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

15.	Derivative instruments and hedging activities
As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, each description of derivative instruments and hedging activities related to the Financial Services business are presented only as of March 31, 2025.
Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes in foreign currency exchange rates, interest rates and stock prices. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, swap agreements, option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services business for ALM purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Other than derivatives utilized in the Financial Services business for ALM, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for ALM in the Financial Services business are executed within certain limits in accordance with an internal risk management policy.
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
Sony also entered into foreign exchange forward contracts and foreign currency option contracts which effectively fixed the cash flows from certain forecasted purchase and sale transactions denominated in foreign currencies for the fiscal years ended March 31, 2024, 2025 and 2026. The ineffective portions of the hedging relationships were not significant. Accordingly, these derivatives have been designated as cash flow hedges.
Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are measured at fair value with changes in value recognized in financial income and financial expenses.
In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, the changes in fair value of foreign exchange forward contracts, foreign currency option contracts and swap agreements held by certain subsidiaries in the Financial Services business previously recorded under financial services revenue have been reclassified and are included in net income (loss) from discontinued operations.

F-7
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Interest rate swap agreements (including interest rate and currency swap agreements)
Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying borrowings and debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values. Interest rate swap agreements entered into in the Financial Services business are used for reducing the risk arising from the changes in the fair value of fixed rate bonds. In addition, these interest rate swap agreements are used as hedging instruments such as cash flow hedges and fair value hedges. The ineffectiveness of the hedging relationship was not significant for the fiscal years ended March 31, 2024, 2025 and 2026.
In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, the changes in fair value of interest rate swap agreements held by certain subsidiaries in the Financial Services business as part of their ALM previously recorded under financial services revenue have been reclassified and are included in net income (loss) from discontinued operations.
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
Other agreements
In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, the changes in fair value of equity future contracts, equity swap agreements, bond future contracts, interest rate swaption agreements and other currency contracts held by certain subsidiaries in the Financial Services business as part of their ALM previously recorded under financial services revenue have been reclassified and are included in net income (loss) from discontinued operations. Certain bond futures contracts are used as hedging instruments in fair value hedges to reduce the risk of fluctuations in the fair value of fixed rate bonds due to changes in market interest rates. The ineffectiveness of the hedging relationship was not significant for the fiscal years ended March 31, 2025 and 2026. In addition, the hybrid financial instruments, disclosed in Note 5 as debt securities, contained embedded derivatives that are not required to be bifurcated because the entire instruments are measured at fair value.
The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

	Yen in millions
	March 31, 2025		March 31, 2026
	Asset derivatives	Liability derivatives	Asset derivatives	Liability derivatives
Interest rate contracts
Interest rate swap agreements	65,075	12,674	20,982	-
Interest rate swaptions agreements	358	3,161	-	-

Foreign exchange contracts
Foreign exchange forward contracts	4,173	10,542	4,619	10,238
Swap agreements	5,743	3,117	2,199	3,976
Currency option contracts purchased	782	671	76	-
Currency option contracts written	-	3	-	339
Other currency contracts	4,557	1,445	78	-

Equity contracts
Equity future contracts	910	514	-	-
Equity swap agreements	911	-	-	-
Option contracts	2,346	118,606	-	55,663
Bond contracts
Bond forward contracts written	1,286	3,793	-	-

Total derivatives	86,141	154,526	27,954	70,216

F-7
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The estimated fair values and maturity analysis for notional amounts of Sony’s outstanding derivative instruments which are designated as hedging instruments are summarized as follows:

	Yen in millions
	March 31, 2025
	Notional amounts			Fair Value
	Within 1 Year	Over 1 Year	Total	Asset derivatives	Liability derivatives	Presentation in the consolidated statements of financial position
Cash flow hedging relationships
Foreign exchange forward contracts	14,292	-	14,292	178	-	Current assets: Other financial assets
Average rate (JPY/USD)	150.4	-
Currency option bought contracts	43,144	-	43,144	777	-	Current assets: Other financial assets
Average rate (JPY/USD)	145.8	-
Currency option sold contracts	44,365	-	44,365	-	671	Current liabilities: Other financial liabilities
Average rate (JPY/USD)	149.9	-
Interest rate swap agreements	-	179,232	179,232	25,139	-	Non-current assets: Other financial assets
Average rate	-	1.5%

	Yen in millions
	March 31, 2026
	Notional amounts			Fair Value
	Within 1 Year	Over 1 Year	Total	Asset derivatives	Liability derivatives	Presentation in the consolidated statements of financial position
Cash flow hedging relationships
Foreign exchange forward contracts	2,723	-	2,723	-	134	Current liabilities: Other financial liabilities
Average rate (JPY/USD)	151.3	-
Currency option bought contracts	17,918	-	17,918	76	-	Current assets: Other financial assets
Average rate (JPY/USD)	153.1	-
Currency option sold contracts	18,331	-	18,331	-	339	Current liabilities: Other financial liabilities
Average rate (JPY/USD)	156.7	-
Interest rate swap agreements	-	191,820	191,820	20,982	-	Non-current assets: Other financial assets
Average rate	-	1.5%

	Yen in millions
	March 31, 2025
	Notional amounts			Fair Value
	Within 1 Year	Over 1 Year	Total	Asset derivatives	Liability derivatives	Presentation in the consolidated statements of financial position
Fair value hedging relationships
Bond futures contracts written	124,401	-	124,401	-	2,509	Current liabilities: Other financial liabilities
Average unit price	119.8	-
Interest rate swap agreements	-	411,204	411,204	15,029	1,567	Non-current assets: Other financial assets / Non-current liabilities: Other financial liabilities
Average rate	-	3.0%

F-7
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

As a result of the
execution
of the Partial Spin-off of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there is no balance of derivative instruments which are designated as hedging instruments of fair value hedges as of March 31, 2026.
Changes in the fair value of hedging instruments related to cash flow hedges recorded in accumulated other comprehensive income for the fiscal years ended March 31, 2025 and 2026 are summarized as follows:

	Yen in millions
	Foreign exchange contracts	Interest rate contracts	Total
Balance as of April 1, 2024	(1,720)	21,485	19,765

Changes in fair value of hedging instruments recognized in other comprehensive income	(6,238)	854	(5,384)
Reclassification adjustments to profit (loss) for the year *1*2	8,824	(8,391)	433
Deferred tax	(791)	1,447	656

Balance as of March 31, 2025	75	15,395	15,470

Changes in fair value of hedging instruments recognized in other comprehensive income	(10,377)	2,961	(7,416)
Reclassification adjustments to profit (loss) for the year *1*2	9,695	(6,866)	2,829
Deferred tax	331	872	1,203

Balance as of March 31, 2026	(276)	12,362	12,086

*1
In the consolidated statements of income, the amount reclassified to profit (loss) is included in sales for hedges of foreign exchange contracts and in financial expenses for hedges of interest rate contracts.

*2	For the fiscal years ended March 31, 2025 and 2026, hedge ineffectiveness recognized in profit or loss was not material.
The carrying amount of hedged items classified as fair value hedges and the accumulative fair value hedge adjustments during the fiscal year ended March 31, 2025 are as follows:

	Yen in millions
	March 31, 2025
	Carrying amount of hedged items		Accumulative fair value hedge adjustments		Presentation in the consolidated statements of financial position
	Asset	Liability	Asset	Liability
Fixed rate bonds	485,960	-	(3,330)	-	Investments and advances in the Financial Services segment (Non-current)

As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there is no balance of the carrying amount of hedged items classified as fair value hedges or of the accumulative fair value hedge adjustments as of March 31, 2026.

F-7
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

16.	Offsetting of financial assets and financial liabilities
Tables below show the gross amounts of financial assets and liabilities, amounts offset, and net amounts presented in the consolidated statements of financial position, as well as the financial assets and liabilities that are subject to enforceable master netting agreements or similar agreements, as of March 31, 2025 and 2026.

	Yen in millions
	March 31, 202 5
	Gross amounts recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Gross amounts not offset in the consolidated statements of financial position
				Financial instruments	Cash collateral	Net amounts
Derivative assets *1	52,388	-	52,388	22,228	12,402	17,758
Trade receivables *2	62,525	61,367	1,158	-	-	1,158

Total assets	114,913	61,367	53,546	22,228	12,402	18,916

Derivative liabilities *1	35,554	-	35,554	22,228	3,547	9,779
Trade payables *2	122,408	61,367	61,041	-	-	61,041
Short-term borrowings *3	1,521,040	-	1,521,040	1,514,271	-	6,769

Total liabilities	1,679,002	61,367	1,617,635	1,536,499	3,547	77,589

	Yen in millions
	March 31, 2026
	Gross amounts recognized financial assets and financial liabilities	Amounts offset in the consolidated statements of financial position	Net amounts presented in the consolidated statements of financial position	Gross amounts not offset in the consolidated statements of financial position
				Financial instruments	Cash collateral	Net amounts
Derivative assets* 1	6,817	-	6,817	5,877	-	940
Trade receivables* 2	70,833	66,260	4,573	-	-	4,573

Total assets	77,650	66,260	11,390	5,877	-	5,513

Derivative liabilities* 1	12,903	-	12,903	5,877	-	7,026
Trade payables* 2	94,832	66,260	28,572	-	-	28,572

Total liabilities	107,735	66,260	41,475	5,877	-	35,598

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
*3
Short-term borrowings relate to bond lending transactions and repurchase agreements (repos). As a result of the execution of the Partial Spin-off of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there is no balance of short-term borrowings as of March 31, 2026.

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
Under the plans, the defined benefits cover approximately

70
% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum
amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

F-7
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

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

	Yen in millions
	Japanese plans		Foreign plans
	March 31		March 31
	2025	2026	2025	2026
Present value of defined benefit obligations	488,818	387,432	130,259	139,768
Fair value of plan assets	(439,943)	(418,453)	(49,648)	(81,261)
The impact of minimum funding requirement and asset ceiling	10,147	-	3,225	3,319

Net amount	59,022	(31,021)	83,836	61,826

Amount recognized in the consolidated statements of financial position
Net defined benefit asset	(84,009)	(127,452)	(2,905)	(2,314)
Net defined benefit liability	143,031	96,431	86,741	64,140

Net amount	59,022	(31,021)	83,836	61,826

Present value of defined benefit obligations
The changes in the defined benefit obligations for the fiscal years ended March 31, 2025 and 2026 are as follows:

	Yen in millions
	Japanese plans		Foreign plans
	Fiscal year ended March 31		Fiscal year ended March 31
	2025	2026	2025	2026
Beginning balance of the fiscal year	543,292	488,818	126,987	130,259

Current service cost	11,561	6,565	2,049	1,995
Past service cost	-	-	216	980
Interest cost	7,861	9,373	5,155	5,477
Remeasurements:
Change in demographic assumptions	2,005	1,509	14	489
Change in financial assumptions	(32,255)	(33,628)	(3,707)	(5,272)
Other	1,514	(294)	8,894	639
Translation adjustments	-	-	(1,382)	14,217
Plan participants’ contributions	-	-	231	276
Benefits paid	(45,135)	(32,318)	(8,198)	(8,741)
Curtailments and settlements	-	-	-	(551)
Other	(25)	-	-	-
Impact from loss of control of the Financial Services business*	-	(52,593)	-	-

Ending balance of the fiscal year	488,818	387,432	130,259	139,768

*
The figures for the fiscal year ended March 31, 2026 include the impact of the deconsolidation of SFGI, which operates the Financial Services business, resulting from the execution of the Partial
Spin-off
of the Financial Services business.

F-7
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The weighted average duration of defined benefit obligations as of March 31, 2025 and 2026 is as follows:

	$		$		$		$
	Japanese plans				Foreign plans
	March 31				March 31
	2025		2026		2025		2026
Weighted average duration of defined benefit obligations		10.6 years		10.7 years		11.9 years		11.3 years
The significant actuarial assumptions used to determine the present value of defined benefit obligations as of March 31, 2025 and 2026 are as follows:

	$	$	$	$
	Japanese plans		Foreign plans
	March 31		March 31
	2025	2026	2025	2026
Discount rate	2.1%	3.1%	4.1%	4.5%
The sensitivities of the defined benefit obligations to changes in the significant weighted-average actuarial assumptions are as follows:

	$		$		$		$
	Yen in millions
	Japanese plans				Foreign plans
	March 31				March 31
Change in assumptions	2025		2026		2025		2026
Discount rate
0.25% decrease		11,336		8,434		3,628		6,616
0.25% increase		(10,878)		(8,113)		(3,437)		(6,274)
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
The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on current economic conditions and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing their dependence on contributions from Sony. To mitigate any potential concentration risk of plan assets, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2026, are, as a result of Sony’s asset liability management, 14% (as of March 31, 2025: 14%) of equity securities, 57% (as of March 31, 2025: 57%) of fixed income securities and 29% (as of March 31, 2025: 29%) of other investments for the pension plans of Sony Group Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 1% (as of March 31, 2025: 2%) of equity securities, 6% (as of March 31, 2025: 10%) of fixed income securities and 93% (as of March 31, 2025: 88%) of other investments for the pension plans of foreign subsidiaries.

F-
7
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the plan assets for the fiscal years ended March 31, 2025 and 2026 are as follows:

	Yen in millions
	Japanese plans		Foreign plans
	Fiscal year ended March 31		Fiscal year ended March 31
	2025	2026	2025	2026
Beginning balance of the fiscal year	464,376	439,943	47,893	49,648

Interest income	7,047	9,139	2,202	2,418
Remeasurements:
Return on plan assets excluding interest income	(9,997)	15,806	1,330	(1,515)
Translation adjustments	-	-	(462)	6,233
Employer contribution	2,362	858	5,645	3,900
Plan participants’ contributions	-	-	359	291
Benefits paid	(23,845)	(22,571)	(7,319)	(7,949)
Curtailments and settlements	-	-	-	(349)
Impact from loss of control of the Financial Services business* 1	-	(24,722)	-	-
Other* 2	-	-	-	28,584

Ending balance of the fiscal year	439,943	418,453	49,648	81,261

*1
The figures for the fiscal year ended March 31, 2026 include the impact of the deconsolidation of SFGI, which operates the Financial Services business, resulting from the execution of the Partial
Spin-off
of the Financial Services business.

*2
The increase for the fiscal year ended March 31, 2026 is primarily attributable to contributions to plan assets associated with the establishment of new trust agreements at certain overseas subsidiaries.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of defined benefit obligations. Sony expects to contribute approximately 1 billion yen to the Japanese plans and approximately 6 billion yen to the foreign plans during the fiscal year ending March 31, 202
7
.
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

F-
7
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Japanese plans
	March 31 2026	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	4,755	4,755	-
Equity securities *1	51,815	43,662	8,153
Fixed income:
Government bonds	3,773	3,773	-
Commingled funds *4	274,752	-	274,752
Private equity	36,814	-	36,814
Hedge funds	46,544	-	46,544

Total	418,453	52,190	366,263

*1	Represents primarily Japanese equity securities.
*2	Includes approximately 84% of debt securities issued by Japanese national and local governments, and 16% of debt securities issued by foreign national and local governments.
*3	Includes debt securities issued by Japanese and foreign corporations and government related agencies.
*4	Commingled funds represent pooled institutional investments, including primarily investment trusts.

	Yen in millions
	Foreign plans
	March 31 2025	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	4,599	4,599	-
Equity securities *1	101	101	-
Fixed income:
Government bonds *2	1,207	-	1,207
Corporate bonds *3	175	-	175
Asset-backed securities	43	-	43
Insurance contracts *4	23,057	334	22,723
Commingled funds *5	16,929	-	16,929
Real estate and other	3,537	-	3,537

Total	49,648	5,034	44,614

	Yen in millions
	Foreign plans
	March 31 2026	Market price in active market
Asset class		Quoted	Unquoted
Cash and cash equivalents	4,695	4,695	-
Equity securities *1	119	59	60
Fixed income:
Government bonds *2	1,070	-	1,070
Corporate bonds *3	194	-	194
Asset-backed securities	196	-	196
Insurance contracts *4	24,125	-	24,125
Commingled funds *5	45,909	-	45,909
Real estate and other	4,953	13	4,940

Total	81,261	4,767	76,494

*1	Represents primarily foreign equity securities.
*2	Includes primarily foreign government debt securities.
*3	Includes primarily foreign corporate debt securities.
*4	Represents annuity contracts with or without profit sharing and bulk insurance contracts.
*5	Commingled funds represent pooled institutional investments, including primarily investment trusts.

F-
7
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The impact of minimum funding requirement and asset ceiling
The impact of minimum funding requirement and asset ceiling for the fiscal years ended March 31, 2025 and 2026 is as follows:

	Yen in millions
	Japanese plans		Foreign plans
	Fiscal year ended March 31		Fiscal year ended March 31
	2025	2026	2025	2026
Beginning balance of the fiscal year	9,837	10,147	3,457	3,225

Interest income	139	-	174	178
Remeasurements:
Change in asset ceiling excluding interest income	171	-	(436)	(387)
Translation adjustments	-	-	30	303
Impact from loss of control of the Financial Service s business*	-	(10,147)	-	-

Ending balance of the fiscal year	10,147	-	3,225	3,319

*
The figures for the fiscal year ended March 31, 2026 include the impact of the deconsolidation of SFGI, which operates the Financial Services business, resulting from the execution of the Partial
Spin-off
of the Financial Services business.

(2)	Defined contribution plans
Total defined contribution expenses for the fiscal years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Japanese plans	11,662	11,849	11,125
Foreign plans	16,137	17,209	19,112
The above amounts for Japanese plans include expenses related to the Financial Services business. In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, expenses related to the Financial Services business are included in net income (loss) from discontinued operations in the consolidated statements of income.

(3)	Employee benefits expenses
Employee benefits expenses included in cost of sales, selling, general and administrative, and net income (loss) from discontinued operations in the consolidated statements of income for the fiscal years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Total employee benefits expenses	1,743,936	1,840,803	1,784,569
In connection with the Resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, expenses related to the Financial Services business in the above amounts are included in net income (loss) from discontinued operations in the consolidated statements of income.
Employee benefits expenses include salaries, bonuses, stock-based compensation, social security, welfare and expenses relating to post-employment benefits.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

18.	Participation and residual liabilities in the Pictures segment
The changes in participation and residual liabilities for the fiscal year ended March 31, 2026 are as follows:

Yen in millions
Fiscal year ended March 31
2026
Balance at beginning of the fiscal year	425,671

Current portion	236,752

Non-current portion	188,919

Additional participation and residual liabilities	159,039
Impact due to passage of time	5,049

Amounts paid during the year	(247,278)

Unpaid amounts reversed during the year	(3,383)

Translation adjustment	25,028

Balance at end of the fiscal year	364,126

Current portion	223,233

Non-current portion	140,893

19.	Other assets and other liabilities

(1)	Other assets
Components of other assets as of March 31, 2025 and 2026 are as follows:

	Yen in millions
	March 31
	2025	2026
Advance payments and prepaid expenses	668,544	778,982

Income taxes receivable and other taxes receivable	203,310	236,961

Net defined benefit assets	86,914	129,765

Insurance contract assets*	47,715	-

Other	180,655	162,892

Total	1,187,138	1,308,600

Current assets	621,209	663,678

Non-current assets	565,929	644,922

*
As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there is no balance as of March 31, 2026.

F-8
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Other liabilities
Components of other liabilities as of March 31, 2025 and 2026 are as follows:

	Yen in millions
	March 31
	2025	2026
Accrued short-term employee benefits	486,678	497,520

Refund liabilities	193,103	205,182

Taxes payable other than income taxes	165,150	157,714

Accrued expenses	255,697	273,255

Insurance contract liabilities*	181,332	-

Other long-term employee benefit obligations	73,622	61,454

Product warranties	21,376	21,709

Other	234,091	290,350

Total	1,611,049	1,507,184

Current liabilities	1,448,402	1,350,951

Non-current liabilities	162,647	156,233
As described in Note 2 (5), “Contract liabilities,” which had previously been included within “Other current liabilities,” have increased in materiality and are presented separately in the consolidated statements of financial position from the fiscal year ended March 31, 2026. As a result of this change, “Contract liabilities” are excluded from the current liabilities presented in the table above.

*
As a result of the execution of the Partial Spin-off of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, there is no balance as of March 31, 2026.

The changes in product warranties for the fiscal year ended March 31, 2026 are as follows:

Yen in millions
Fiscal year ended March 31
2026
Balance at beginning of the fiscal year	21,376

Additional product warranties	17,661

Amounts used during the year	(18,923)

Unused amounts reversed during the year	(574)

Translation adjustment	2,169

Balance at end of the fiscal year	21,709

20.	Stockholders’ equity

(1)	Common stock
The number of shares of common stock authorized as of March 31, 2024 was 3,600,000,000 and as of March 31, 2025 and 2026 was 18,000,000,000.
The following table shows the changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2024, 2025 and 2026. All of the shares of common stock of Sony Group Corporation are issued with no par value, and the issued stock was fully paid.

	Number of shares
	Fiscal year ended March 31
	2024	2025* 1	2026
Balance at beginning of the fiscal year	1,261,081,781	1,261,231,889	6,149,810,645

Issuance of new shares	150,108	-	-

Decrease by cancellation of treasury stock* 2	-	(105,899,600)	-

Increase by stock split	-	4,994,478,356	-

Balance at end of the fiscal year	1,261,231,889	6,149,810,645	6,149,810,645

*1	As of October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock.
*2
Included in the number of shares that were decreased by cancellation of treasury stock for the fiscal year ended March 31, 2025 were 12,612,300 shares (before the stock split) cancelled on April 10, 2024 and 93,287,300 shares (after the stock split) cancelled on December 3, 2024.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

As of March
 31, 2024, 2025 and 2026, the number of shares of treasury stock, which was included in the balance of common stock shares issued above, were 39,783,003 shares, 124,806,850 shares and 242,143,391 shares, respectively.
Sony Group Corporation may purchase its own shares at any time by a resolution of the Board up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act of Japan.
The Board resolved and approved the establishment of a facility for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and

Sony Group Corporation’s Articles of Incorporation as of May 10, 2022. Under the above resolution, Sony Group Corporation repurchased
798,000
shares of its common stock for an amount of

10,000

million yen during the fiscal year ended March 31, 2024. In addition, the Board resolved and approved the establishment of a facility for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation as of May 17, 2023. Under the above resolution, Sony Group Corporation repurchased
14,869,300
shares of its
co
mmon stock for an amount of
192,532
 million yen during the fiscal year ended March 31, 2024, and repurchased
572,400
shares (before the stock split) of its common stock for an amount of
7,468
 million yen during the fiscal year ended March 31, 2025.
The Board resolved and approved the establishment of a facility for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation as of May 14, 2024. Under the above resolution, Sony Group Corporation repurchased 93,287,300 shares (after the stock split) of its common stock for an amount of 250,000 million yen during the fiscal year ended March 31, 2025. In addition, the Board resolved and approved the establishment of a facility for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation as of February 13, 2025. Under the above resolution, Sony Group Corporation repurchased 7,715,800 shares of its common stock for an amount of 27,930 million yen during the fiscal year ended March 31, 2025, and repurchased 6,921,900 shares of its common stock for an amount of 22,069 million yen during the fiscal year ended March 31, 2026.
The Board resolved and approved the establishment of a facility for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation as of May 14, 2025. Under the above resolution, Sony Group Corporation repurchased 63,156,800 shares of its common stock for an amount of 250,000 million yen during the fiscal year ended March 31, 2026. In addition, the Board resolved and approved the establishment of a facility for the repurchase of shares of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation as of November 11, 2025 (as subsequently amended in part by resolutions of the Board as of February 5, 2026 and February 26, 2026). Under the above resolution, Sony Group Corporation repurchased 70,793,900 shares of its common stock for an amount of 250,000 million yen during the fiscal year ended March 31,
2026.

(2)	Additional paid-in capital
Additional
paid-in
capital consists of surplus that is derived from equity transactions not recorded in common stock, and its components are capital reserves and capital surplus. The Companies Act of Japan provides that no less than
50% of the
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

(4)	Dividends
Dividends paid for the fiscal years ended March 31, 2025 and 2026 are as follows:
For the fiscal year ended March 31, 2025

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Source of dividends	Dividends per share (Yen)		Record date	Effective date
Board of Directors May 14, 2024	Common stock	54,965	Retained earnings	45.00	*	March 31, 2024	June 10, 2024
Board of Directors November 7, 2024	Common stock	60,347	Retained earnings	50.00	*	September 30, 2024	December 5, 2024
* As of October 1, 2024, Sony Group Corporation conducted a
five-for-one
stock split of its common stock. The dividend per share amount is the amount prior to the stock split.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

For the fiscal year ended March 31, 2026

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Source of dividends	Dividends per share (Yen)	Record date	Effective date
Board of Directors May 14, 2025	Common stock	60,250	Retained earnings	10.00	March 31, 2025	June 2, 2025
Board of Directors November 11 , 2025	Common stock	74,714	Retained earnings	12.50	September 30, 2025	December 5, 2025
Dividends whose record date falls in the fiscal year ended March 31, 2026, and whose effective date falls in the subsequent period are as follows:

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Source of dividends	Dividends per share (Yen)	Record date	Effective date
Board of Directors May 8, 2026	Common stock	73,846	Retained earnings	12.50	March 31, 2026	June 1, 2026

(5)	Dividends in kind
Upon execution of the Partial Spin-off of the Financial
 Services business, Sony Group Corporation distributed dividends in kind to shareholders appearing in Sony Group Corporation’s register of shareholders as of the record date, September 30, 2025, at the rate of one share of common stock of SFGI (“SFGI share(s)”) to one share of common stock of Sony Group Corporation held by each shareholder, effective October 1, 2025. The dividend was paid out of retained earnings, and the amount equal to the fair value of the SFGI shares distributed as dividends in kind based on IFRS Accounting
Standards was
955,700
 million
yen, with a dividend amount per share of

159.89
yen.

F-8
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(6)	Other comprehensive income
Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen in millions
	Balance at April 1, 2023	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at March 31, 2024
Changes in equity instruments measured at fair value through other comprehensive income*	(9,152)	(53,814)	(12,326)	(75,292)
Changes in debt instruments measured at fair value through other comprehensive income*	39,845	(704,636)	-	(664,791)
Cash flow hedges	18,413	1,352	-	19,765
Remeasurement of defined benefit pension plans*	-	25,875	(25,875)	-
Exchange differences on translating foreign operations	513,203	439,490	-	952,693
Insurance finance income (expenses)*	(1,183,634)	563,396	-	(620,238)
Share of other comprehensive income of investments accounted for using the equity method	6,563	5,348	(20)	11,891
Other*	192	(283)	-	(91)

Total	(614,570)	276,728	(38,221)	(376,063)

	Yen in millions
	Balance at April 1, 2024	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at March 31, 2025
Changes in equity instruments measured at fair value through other comprehensive income*	(75,292)	(12,531)	29,508	(58,315)
Changes in debt instruments measured at fair value through other comprehensive income*	(664,791)	(681,515)	-	(1,346,306)
Cash flow hedges	19,765	(4,295)	-	15,470
Remeasurement of defined benefit pension plans*	-	10,583	(10,583)	-
Exchange differences on translating foreign operations	952,693	(79,179)	-	873,514
Insurance finance income (expenses)*	(620,238)	568,291	(8,738)	(60,685)
Share of other comprehensive income of investments accounted for using the equity method	11,891	(1,248)	(1)	10,642
Other*	(91)	(676)	-	(767)

Total	(376,063)	(200,570)	10,186	(566,447)

F-8
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at April 1, 2025	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Transactions with noncontrolling interests shareholders and other	Transfer to held for distribution to owners	Balance at March 31, 2026
Changes in equity instruments measured at fair value through other comprehensive income*	(58,315)	(21,201)	(91)	-	4,747	(74,860)

Changes in debt instruments measured at fair value through other comprehensive income*	(1,346,306)	(262,844)	-	-	1,609,300	150

Cash flow hedges	15,470	(3,384)	-	-	-	12,086

Remeasurement of defined benefit pension plans*	-	38,184	(38,184)	-	-	-

Exchange differences on translating foreign operations	873,514	423,701	-	5,207	-	1,302,422

Insurance finance income (expenses)*	(60,685)	228,593	-	-	(167,908)	-

Share of other comprehensive income of investments accounted for using the equity method	10,642	(21,039)	(30)	-	-	(10,427)

Other*	(767)	(206)	-	-	973	-

Total	(566,447)	381,804	(38,305)	5,207	1,447,112	1,229,371

*	Some or all of the amounts are included in other comprehensive income from discontinued operations. For further information on discontinued operations, refer to Note 33.

F-8
6

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Each component of other comprehensive income and the related tax effect including noncontrolling interests for the fiscal years ended March 31, 2024, 2025 and 2026 are as follows:

	Yen in millions
	Fiscal year ended March 31
Comprehensive income components	2024	2025	2026
Items that will not be reclassified to profit or loss

Changes in equity instruments measured at fair value through other comprehensive income

Amount incurred during the year	(72,245)	(15,131)	(27,915)

Total before tax	(72,245)	(15,131)	(27,915)

Tax expense or (benefit)	17,418	3,598	6,514

Net of tax	(54,827)	(11,533)	(21,401)

Remeasurement of defined benefit pension plans

Amount incurred during the year	38,875	15,865	51,235

Total before tax	38,875	15,865	51,235

Tax expense or (benefit)	(11,831)	(4,838)	(13,014)

Net of tax	27,044	11,027	38,221

Share of other comprehensive income of investments accounted for using the equity method

Amount incurred during the year	704	(1,287)	297

Total before tax	704	(1,287)	297

Tax expense or (benefit)	(91)	376	(54)

Net of tax	613	(911)	243

Other comprehensive income from discontinued operations

Amount incurred during the year	(243)	(2,208)	1,239

Total before tax	(243)	(2,208)	1,239

Tax expense or (benefit)	87	766	(382)

Net of tax	(156)	(1,442)	857

Total	(27,326)	(2,859)	17,920

Items that may be reclassified subsequently to profit or loss

Cash flow hedges

Amount incurred during the year	(15,032)	(5,384)	(7,416)

Reclassification to profit or loss	16,982	433	2,829

Total before tax	1,950	(4,951)	(4,587)

Tax expense or (benefit)	(598)	656	1,203

Net of tax	1,352	(4,295)	(3,384)

Exchange differences on translating foreign operations

Amount incurred during the year	441,943	(78,193)	415,503

Reclassification to profit or loss	463	(1,073)	8,857

Total before tax	442,406	(79,266)	424,360

Tax expense or (benefit)	-	-	-

Net of tax	442,406	(79,266)	424,360

F-
8
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31
Comprehensive income components	2024	2025	2026

Share of other comprehensive income of investments accounted for using the equity method

Amount incurred during the year	4,735	(337)	(23,378)

Reclassification to profit or loss	-	-	358

Total before tax	4,735	(337)	(23,020)

Tax expense or (benefit)	-	-	1,738

Net of tax	4,735	(337)	(21,282)

Other comprehensive income from discontinued operations

Amount incurred during the year	(191,775)	(188,264)	(59,771)

Reclassification to profit or loss	(4,713)	4,537	1,451,335

Total before tax	(196,488)	(183,727)	1,391,564

Tax expense or (benefit)	54,965	69,827	16,343

Net of tax	(141,523)	(113,900)	1,407,907

Total	306,970	(197,798)	1,807,601

Total other comprehensive income	279,644	(200,657)	1,825,521

21.	Stock-based compensation plans
The stock-based compensation expense for the fiscal years ended March 31, 2024, 2025 and 2026 was 21,657 million yen, 29,416 million yen and 39,102 million yen, respectively.
The above amounts include expenses related to the Financial Services business. In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, expenses related to the Financial Services business are included in net income (loss) from discontinued operations in the consolidated statements of income.
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
As of October 1, 2024, Sony Group Corporation conducted a
five-for-one
stock split of its common stock. The following weighted-average fair value per share at the date of grant of stock acquisition rights, the number of shares, the weighted-average exercise price, the weighted-average stock price at the time when the stock acquisition rights were exercised, the exercise price and the balance of unexercised stock acquisition rights at the end of the fiscal year are calculated assuming that the stock split was implemented at the beginning of the fiscal year ended March 31, 2024.
As a result of the execution of the Partial Spin-off of the Financial Services business, Sony Group Corporation adjusted the exercise prices of its stock acquisition rights. The adjustment did not result in a material increase in the fair value per share.

F-
8
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair value of stock acquisition rights on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2024, 2025 and 2026 was estimated using the Black-Scholes model, and the weighted-average fair value per share right at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2024, 2025 and 2026 was 733 yen, 875 yen and 1,386 yen, respectively. A summary of the activities regarding the stock option plan during the fiscal years ended March 31, 2024, 2025 and 2026 is as follows:

	Fiscal year ended March 31
	2024		2025		2026
	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
		Yen		Yen		Yen
Outstanding at beginning of the fiscal year	98,457,500	2,062	97,809,500	2,330	81,169,300	2,442

Granted	12,190,500	2,533	4,302,800	2,927	2,977,000	4,461

Exercised	(10,608,500)	1,359	(18,930,500)	1,843	(18,290,600)	2,291

Forfeited or expired	(2,230,000)	2,660	(2,012,500)	2,796	(840,800)	2,631

Outstanding at end of the fiscal year	97,809,500	2,330	81,169,300	2,442	65,014,900	2,595

Exercisable at end of the fiscal year	59,409,500	2,166	59,515,500	2,403	54,224,900	2,465
The weighted-average stock price at the time when the stock acquisition rights were exercised during the fiscal years ended March 31, 2024, 2025 and 2026 was 2,629 yen, 3,238 yen and 4,017 yen, respectively.

F-
8
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

A summary of unexercised stock acquisition rights as of March 31, 2024, 2025 and 2026 is as follows:

Series	Date of grant	Exercise term	Exercise price	Outstanding at end of the fiscal year (shares)
				2024	2025	2026
28 th	November 20, 2014	November 20, 2015 to November 19, 2024	¥483	417,500	-	-
29 th	November 20, 2014	November 20, 2015 to November 19, 2024	$4.14	613,500	-	-
30 th	November 19, 2015	November 19, 2016 to November 18, 2025	¥681	445,000	230,500	-
31 st	November 19, 2015	November 19, 2016 to November 18, 2025	$4.68	656,500	337,000	-
32 nd	November 22, 2016	November 22, 2017 to November 21, 2026	¥673	1,157,000	755,500	404,500
33 rd	November 22, 2016	November 22, 2017 to November 21, 2026	$5.39	1,430,500	983,000	476,500
34 th	November 21, 2017	November 21, 2018 to November 20, 2027	¥1,047	1,401,000	944,500	629,000
35 th	November 21, 2017	November 21, 2018 to November 20, 2027	$8.32	2,528,500	1,486,500	1,005,000
36 th	February 28, 2018	February 28, 2019 to February 27, 2028	¥1,089	7,500	4,500	3,000
38 th	November 20, 2018	November 20, 2019 to November 19, 2028	¥1,288	2,983,500	2,308,500	1,681,000
39 th	November 20, 2018	November 20, 2019 to November 19, 2028	$10.42	3,271,500	1,926,500	1,326,500
40 th	November 20, 2019	November 20, 2020 to November 19, 2029	¥1,341	4,373,000	2,799,000	1,706,000
41 st	November 20, 2019	November 20, 2020 to November 19, 2029	$11.37	4,582,000	2,736,000	2,356,000
43 rd	November 18, 2020	November 18, 2021 to November 17, 2030	¥1,848	8,270,000	6,386,000	4,247,000
44 th	November 18, 2020	November 18, 2021 to November 17, 2030	$16.67	8,573,000	5,641,000	4,117,500
45 th	November 18, 2021	November 18, 2022 to November 17, 2031	¥2,870	11,656,000	10,635,000	7,535,500
46 th	November 18, 2021	November 18, 2022 to November 17, 2031	$24.15	10,689,000	10,119,500	7,206,000
47 th	November 16, 2022	November 16, 2023 to November 15, 2032	¥2,278	12,006,000	10,686,500	8,823,000
48 th	November 16, 2022	November 16, 2023 to November 15, 2032	$14.75	10,620,000	7,836,500	6,079,500
49 th	November 27, 2023	November 27, 2024 to November 26, 2033	¥2,589	6,471,000	6,392,000	5,950,500
50 th	November 27, 2023	November 27, 2024 to November 26, 2033	$16.27	5,657,500	4,658,500	4,292,500
51 st	November 25, 2024	November 25, 2025 to November 24, 2034	¥2,948	-	2,867,000	2,844,800
52 nd	November 25, 2024	November 25, 2025 to November 24, 2034	$18.10	-	1,435,800	1,362,100
53 rd	November 25, 2025	November 25, 2026 to November 24, 2035	¥4,512	-	-	2,030,700
54 th	November 25, 2025	November 25, 2026 to November 24, 2035	$28.88	-	-	938,300
As a result of the execution of the Partial
Spin-off
of the Financial Services business, the exercise prices of certain stock acquisition rights that were previously issued for the purpose of granting stock options have been adjusted, and the above exercise prices are presented as the adjusted amounts.

F-
90

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Restricted stock unit plan
The restricted stock units granted under the RSU Plan primarily have a three-year vesting schedule. Upon vesting, Sony Group Corporation promptly delivers shares of common stock corresponding to the number of units vested. Sony Group Corporation either issues new shares of common stock or reissues existing treasury stock upon delivering shares of common stock.
As of October 1, 2024, Sony Group Corporation conducted a
five-for-one
stock split of its common stock. The following number of rights and the weighted-average fair value per share on the grant date are calculated assuming that the stock split was implemented at the beginning of the fiscal year ended March 31, 2024.
In connection with the execution of the Partial Spin-off of the Financial Services business, Sony Group Corporation adjusted the number of shares to be delivered upon the vesting of restricted stock units previously granted. The adjustment did not result in a material increase in the fair value per unit.
A summary of the activities regarding the restricted stock unit plan during the fiscal years ended March 31, 2024, 2025 and 2026 is as follows:

	Fiscal year ended March 31
	2024	2025	2026
	Number of rights (share) *	Number of rights (share) *	Number of rights (share) *
Outstanding at beginning of the fiscal year	2,443,150	8,255,925	15,089,851

Units granted	6,913,640	10,215,944	8,885,104

Adjustment of the number of shares to be delivered	-	-	493,816

Vesting	(757,040)	(2,746,775)	(5,250,576)

Forfeited	(343,825)	(635,243)	(1,370,809)

Outstanding at end of the fiscal year	8,255,925	15,089,851	17,847,386

*
The outstanding number of rights (shares) at the beginning and end of the fiscal year represents the number of shares of Sony Group Corporation’s common stock to be delivered upon vesting of the restricted stock units.

The fair value of restricted stock units on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2024, 2025 and 2026 was based on the closing price per share of common stock on the grant date, adjusted to reflect the expected dividends not received during the vesting period.
 The weighted-average fair value per share on the grant date of the restricted stock units during the fiscal years ended March 31, 2024, 2025 and 2026 is as follows:

	Fiscal year ended March 31
	2024		2025		2026
Date of grant	July 25, 2023	November 27, 2023	July 25, 2024	November 25, 2024	July 25, 2025	November 25, 2025
The weighted-average fair value (Yen)	2,587	2,532	2,644	2,944	3,663	4,351

22.	Revenue

(1)	Contract balances
Receivables from contracts with customers, contract assets and contract liabilities are comprised of the following:

	Yen in millions
	April 1	March 31
	2024	2025	2026
Receivables from contracts with customers *1	1,931,631	1,736,079	1,783,627
Contract assets *2	17,820	7,973	4,233
Contract liabilities *3	534,432	632,912	639,022

*1
Receivables from contracts with customers are included in the consolidated statements of financial position as “Trade and other receivables, and contract assets” and “Other financial assets,”
non-current.

*2	Contract assets are included in the consolidated statements of financial position as “Trade and other receivables, and contract assets” and “Other non-current assets.”
*3	Contract liabilities are included in the consolidated statements of financial position as “ Contract liabilities” and “Other non-current liabilities.”
Contract liabilities principally relate to customer advances received prior to performance. Revenues of 444,964 million yen, 461,340 million yen and 561,184 million yen were recognized during the fiscal years ended March 31, 2024, 2025 and 2026, respectively, which were included in the balance of contract liabilities as of April 1, 2023, 2024 and 2025, respectively. The amount of revenue recognized from performance obligations satisfied or partially satisfied in the previous periods is not significant.

F-9
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Performance obligations
Remaining (unsatisfied or partially unsatisfied) performance obligations represent future revenues not yet recorded for firm orders that have not yet been performed. Sony applies practical expedients to exclude contracts with an expected original duration of one year or less. The following table shows the summary of the transaction prices allocated to remaining performance obligations that are unsatisfied as of March 31, 2025 and 2026, respectively, of which approximately

half are expected to be recognized within one year and substantially all within three years. The amount of the transaction price related to variable consideration is included only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue to be recognized will not occur.

	Yen in millions
	March 31
	2025	2026
Pictures - Motion Pictures and Television Productions *1	748,517	1,150,679
Pictures - Media Networks	9,094	18,656
Music *2	116,184	150,361
Others	69,587	80,405

*1 For Motion Pictures and Television Productions in the Pictures segment, Sony has included all contracts regardless of duration.
*2 The amount included in the Music segment primarily consists of minimum royalty guarantees or fixed fees in contracts related to license revenue for ongoing access to an evolving library of content.

(3)	Contract costs
Contract costs are comprised as follows:

	Yen in millions
	March 31
	2025	2026
Incremental costs of obtaining a contract	12,901	27,338
Sony

applies practical expedients to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset that otherwise would have been recognized is one year or less. The amortization of
4,562
 million yen,
2,380
 million yen and
3,919
 million yen was recognized during the fiscal years ended March 31, 2024, 2025 and 2026, respectively. The incremental costs of obtaining a contract are primarily recognized in the ET&S segment for the internet-related service business and amortized to expense over the customer’s usage period for such service.

(4)	Disaggregation of revenue
For the breakdown of sales by segments, product categories and geographies, refer to Note 4.

23.	Supplemental consolidated statements of income information

(1)	Other operating (income) expense, net
Sony records transactions in other operating (income) expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.
Other operating (income) expense, net is comprised of the
following
:

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Realization of unrealized gains on land transferred by Sony Group Corporation to Sony Life Insurance Co., Ltd. in past fiscal years, in connection with the execution of the Partial Spin-off of the Financial Services business	-	-	(43,899)
Gain on remeasurement of previously existing equity interest in Peanuts Holdings *1	-	-	(34,662)
(Gain) loss on purchase/sale of interests in subsidiaries and associates, net	(6,905)	(18,426)	1,860
(Gain) loss on sale, disposal or impairment of assets, net * 2	(4,977)	14,265	118,690
Other	1,748	(7,061)	(7,933)

	(10,134)	(11,222)	34,056

*1	For further details, refer to Note 30 (1).
*2	The figures for the fiscal year ended March 31, 2026 mainly include impairment losses recognized on the non-financial assets of Bungie and Pixomondo. For further details, refer to Note 12.

F-9
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

In connection with the Resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, income and loss from the Financial Services business is included in net income (loss) from discontinued operations in the consolidated statements of income. Consequently, the figures for comparative periods have been re-presented
into continuing operations and discontinued operations.

(2)	Research and development expenditures
Research and development expenditures from continuing operations in the consolidated statements of income recognized as an expense for the fiscal years ended March 31, 2024, 2025 and 2026 were
742,772 million yen, 734,578 million yen and 762,027 million yen, respectively.

(3)	Advertising costs
Advertising costs included in selling, general and administrative expenses from continuing operations in the consolidated statements of income for the fiscal years ended March 31, 2024, 2025 and 2026 were
422,655 million yen, 413,795 million yen and 440,073 million yen, respectively.

(4)	Shipping and handling costs
Shipping and handling costs for finished goods included in selling, general and administrative expenses from continuing operations in the consolidated statements of income for the fiscal years ended March 31, 2024, 2025 and 2026 were
85,108 million yen, 86,762 million yen and 79,462 million yen, respectively, which included the internal transportation costs of finished goods.

24.	Financial income and expenses
The breakdown of financial income and
expenses
from continuing operations in the consolidated statements of income is as follows:
Financial income

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Interest income
Financial assets measured at AC	37,580	50,925	62,872
Dividends
Financial assets measured at FVOCI	1,138	1,390	2,995
Gain on revaluation of equity instruments
Financial assets measured at FVPL *2	71,385	77,755	2,636
Other	15,494	8,954	7,538

Total	125,597	139,024	76,041

Financial expenses

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Interest expenses
Financial liabilities measured at AC	28,163	25,476	18,249
Other	12,833	15,400	17,326
Foreign exchange loss, net *1	6,989	1,902	30,181
Other	17,781	29,683	35,418

Total	65,766	72,461	101,174

*1	Foreign exchange loss, net includes gains or losses from foreign exchange contracts.
*2
Shares of Spotify Technology S.A. (“Spotify”) held by Sony are classified as equity securities required to be measured at fair value through profit or loss. The revaluation of the Spotify shares, which reflects costs to be paid to Sony’s artists and distributed labels as well as the changes in the fair value of derivatives utilized to hedge exposure to market fluctuation risk, owned as of March 31, 2024, 2025 and 2026 resulted in an unrealized gain
of 64,764 million yen (440 million U.S. dollars), 69,019 million yen (443 million U.S. dollars) and 9,919 million yen (74 million U.S. dollars), respectively.

F-9
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

25.	Income taxes
Income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are as follows. In connection with the Resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, the income (loss) before income taxes and income tax expenses of the Financial Services business are included in net income(loss) from discontinued operations. Accordingly, comparative periods have been re-presented to reflect this change.

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Income (loss) before income taxes:	1,095,086	1,343,198	1,422,374

Income tax expenses

Current	255,375	275,376	326,555

Deferred	(16,270)	(17,896)	40,553

Total income tax expense	239,105	257,480	367,108

For the fiscal year ended March 31, 2024, 2025 and 2026 the domestic components of the amount of income tax expenses were 120,758 million yen, 64,219 million yen and 171,666 million yen, respectively, and the foreign components of the amount of income tax expenses were 118,347 million yen, 193,261 million yen and 195,442 million yen, respectively.
Income tax expenses for the fiscal year ended March 31, 2025 included the impact of decreases in tax expense from the repayment of capital from a subsidiary and the dissolution of a subsidiary. The amounts of decreases were 48,373 million yen and 35,278 million yen, respectively.
A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate for continuing operations is as follows:

	Fiscal year ended March 31
	2024	2025	2026

Statutory tax rate	31.5%	31.5%	31.5%

Non-deductible expenses	0.3	0.4	0.6

Income tax credits	(3.8)	(1.5)	(2.2)

Change in statutory tax rate	0.1	0.0	0.0

Change in unrecognized deferred tax assets	(2.5)	(5.7)	0.2

Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and affiliates	1.0	0.4	0.6

Foreign income tax differential	(5.6)	(6.5)	(4.6)

Recording or reversal of liabilities for uncertain tax positions	0.2	0.1	(0.5)

Controlled Foreign Company taxation in Japan	0.1	0.1	0.1

Other	0.5	0.4	0.1

Effective income tax rate	21.8%	19.2%	25.8%

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

F-9
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

The schedules of deferred tax assets and liabilities by major cause of their occurrence are as follows:

	Yen in millions
	Fiscal year ended March 31, 2025
	Beginning balance	Recognized in profit or loss	Recognized in other comprehensive income	Changes accompanying business combination	Recognized directly in equity	Other *1	Ending balance
Deferred tax assets:
Operating loss carryforwards for tax purposes	77,541	2,270	(2)	567	-	1,015	81,391
Defined benefit liabilities	75,547	(475)	(4,550)	-	-	(7,549)	62,973
Amortization including content assets	19,619	8,903	-	-	-	(450)	28,072
Lease liabilities	135,730	10,457	-	-	-	(10,913)	135,274
Warranty reserves and accrued expenses	167,402	11,737	-	3	-	(4,370)	174,772
Inventories	48,807	(3,504)	-	-	-	1,174	46,477
Depreciation	41,603	(477)	-	-	-	(2,232)	38,894
Equity securities measured at FVPL	19,240	(9,781)	4,076	-	-	(669)	12,866
Debt securities measured at FVOCI	382,527	4,309	289,625	-	-	(100,198)	576,263
Tax credit carryforwards	57,646	4,219	-	57	-	(325)	61,597
Loss allowances	10,741	152	-	-	-	1,110	12,003
Impairment of investments	7,780	51,863	-	-	-	(5,435)	54,208
Deferred revenue	48,454	24,147	-	-	-	(1)	72,600
Research and development expenditures *2	75,323	26,992	-	-	-	(1,371)	100,944
Other *2	236,976	38,527	656	523	3,125	115,467	395,274

Total deferred tax assets	1,404,936	169,339	289,805	1,150	3,125	(14,747)	1,853,608

Deferred tax liabilities:
Insurance contract liabilities	(499,709)	(67,854)	(219,798)	-	-	67,524	(719,837)
Right-of-use assets	(113,240)	(8,529)	-	-	-	1,239	(120,530)
Equity securities measured at FVPL	(52,334)	(48,477)	-	-	-	660	(100,151)
Intangible assets acquired through stock exchange offerings	(23,949)	-	-	-	-	-	(23,949)
Intangible assets acquired through business combinations *3	(193,054)	15,287	-	(6,842)	-	2,322	(182,287)
Undistributed earnings of foreign subsidiaries and affiliates	(84,951)	(16,303)	19	-	-	2,009	(99,226)
Investment in M3, Inc.	(52,625)	(4,346)	-	-	-	-	(56,971)
Other *3	(51,948)	(60,669)	376	2,140	7	(56,507)	(166,601)

Total deferred tax liabilities	(1,071,810)	(190,891)	(219,403)	(4,702)	7	17,247	(1,469,552)

*1	“Other” includes exchange differences on translating foreign operations and others.
*2
“Research and development expenditures,” which were included within “Other” in the fiscal year ended March 31, 2025, have increased in materiality and have been reclassified and presented separately, starting from the fiscal year ended March 31, 2026. As a result of this change, “Research and development expenditures,” which were included within “Other” in the fiscal year ended March 31, 2025, have been reclassified.

*3
“Intangible assets acquired through business combinations,” which were included within “Other” in the fiscal year ended March 31, 2025, have increased in materiality and have been reclassified and presented separately, starting from the fiscal year ended March 31, 2026. As a result of this change, certain reclassifications have been made, the primary ones being as follows: “Intangible assets acquired through business combinations,” which were included within “Other” in the fiscal year ended March 31, 2025, have been reclassified; and “Intangible assets derived from EMI Music Publishing acquisition,” which were presented in the fiscal year ended March 31, 2025, have been reclassified and presented as “Intangible assets acquired through business combinations,” considering the nature of the adjustments.

F-9
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2026
	Beginning balance	Recognized in profit or loss	Recognized in other comprehensive income	Changes accompanying business combination	Recognized directly in equity	Other *1	Impact from loss of control of the Financial Services business *2	Ending balance
Deferred tax assets:
Operating loss carryforwards for tax purposes	81,391	(11,007)	-	-	-	3,410	(47)	73,747
Defined benefit liabilities	62,973	11,676	(13,014)	-	-	492	(11,032)	51,095
Amortization including content assets	28,072	8,168	-	10	7,389	(8,358)	-	35,281
Lease liabilities	135,274	26,059	-	-	-	5,428	(16,510)	150,251
Warranty reserves and accrued expenses	174,772	25,869	-	299	-	8,530	(9,850)	199,620
Inventories	46,477	(2,914)	-	12	-	1,183	-	44,758
Depreciation	38,894	21,218	-	-	-	1,046	(1,961)	59,197
Equity securities measured at FVPL	12,866	-	6,514	-	-	8,650	(2,028)	26,002
Debt securities measured at FVOCI	576,263	-	-	-	-	-	(576,263)	-
Tax credit carryforwards	61,597	(19,815)	-	-	-	2,452	-	44,234
Loss allowances	12,003	401	-	124	-	915	(426)	13,017
Impairment of investments	54,208	(37,490)	-	-	-	(6,166)	(546)	10,006
Deferred revenue	72,600	(12,705)	-	(25)	-	4,631	-	64,501
Research and development expenditures	100,944	6,257	-	-	-	6,514	-	113,715
Other	395,274	(28,048)	331	950	712	(5,915)	(118,100)	245,204

Total deferred tax assets	1,853,608	(12,331)	(6,169)	1,370	8,101	22,812	(736,763)	1,130,628

Deferred tax liabilities:
Insurance contract liabilities	(719,837)	-	-	-	-	-	719,837	-
Right-of-use assets	(120,530)	(18,944)	-	-	-	(4,016)	16,839	(126,651)
Equity securities measured at FVPL	(100,151)	10,141	-	-	-	(6,446)	-	(96,456)
Intangible assets acquired through stock exchange offerings	(23,949)	(608)	-	-	-	-	-	(24,557)
Intangible assets acquired through business combinations	(182,287)	30,412	-	(14,936)	-	(13,367)	-	(180,178)
Undistributed earnings of foreign subsidiaries and affiliates	(99,226)	(7,161)	-	-	-	(7,878)	-	(114,265)
Investment in M3, Inc.	(56,971)	(5,328)	-	-	-	-	-	(62,299)
Other	(166,601)	(36,734)	1,684	(1,577)	-	21,302	5,113	(176,813)

Total deferred tax liabilities	(1,469,552)	(28,222)	1,684	(16,513)	-	(10,405)	741,789	(781,219)

*1	“Other” includes exchange differences on translating foreign operations and others.
*2	This includes the impact of the deconsolidation of the SFGI, which operates Financial Services business, resulting from the execution of the Partial Spin-off of the Financial Services business.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

As of March 31, 2025 and 2026, based on the assessment of recoverability of deferred tax assets, Sony continued not to recognize the deferred tax assets at some entities in Japan, Sony Mobile Communications AB in Sweden, Sony Europe B.V. in the United Kingdom, certain subsidiaries in Brazil, and certain subsidiaries in other tax jurisdictions.
As of March 31, 2025 and 2026, the deductible temporary differences, operating loss carryforwards and tax credit carryforwards for which no deferred tax asset is recognized are as follows:

	Yen in millions
	Fiscal year ended March 31
	2025	2026
Deductible temporary differences	131,442	247,701
Operating loss carryforwards	1,465,002	1,484,949
Tax credit carryforwards	12,139	13,247
As of March 31, 2025 and 2026, the expected expiration period of the operating loss carryforwards for which no deferred tax asset is recognized are as follows:

	Yen in millions
	Fiscal year ended March 31
	2025	2026
Within 5 years	362,529	449,326
Over 5 years to 10 years	459,335	347,087
Over 10 years to 15 years	31,198	37,971
Over 15 years	16,575	28,794
No expiration period	595,365	621,771

Total	1,465,002	1,484,949

As of March 31, 2025 and 2026, the expected expiration period of the tax credit carryforwards for which no deferred tax asset is recognized was mostly within 5 years.
Deferred tax liabilities are not recognized on the taxable temporary differences for undistributed earnings of certain foreign subsidiaries and corporate joint ventures which are not expected to be remitted in the foreseeable future. As of March 31, 2025 and 2026, such taxable temporary differences amounted to 1,117,684 million yen and 1,221,573 million yen, respectively. The tax basis of these undistributed earnings was approximately 17,883 million yen and 19,545 million yen, respectively. In addition, deferred tax liabilities are not recognized on the taxable temporary differences in subsidiaries, including a gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991 and the remeasurement gain on 116,939 million yen for the pre-owned
equity interest in EMI Music Publishing acquired in November 2018. Sony does not anticipate any significant tax consequences on the possible future disposition of these investments based on its tax planning strategies.
In addition, the deductible temporary differences arising from the translation adjustments for the foreign operations for which deferred tax assets are not recognized as of March 31, 2025 and 2026 amounted to 173,711 million yen and 197,149 million yen, respectively. The taxable temporary differences arising from the translation adjustments for the foreign operations for which deferred tax liabilities are not recognized as of March 31, 2025 and 2026 amounted to 1,047,225 million yen and 1,499,571 million yen, respectively.
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

F-
9
7

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

26.	Reconciliation of the differences between basic and diluted EPS
Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2024, 2025 and 2026 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Net income (loss) attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	970,573	1,141,600	(326,865)

Continuing operations	846,587	1,067,431	1,030,893

Discontinued operations	123,986	74,169	(1,357,758)

	Thousands of shares
	Fiscal year ended March 31
	2024	2025	2026
Weighted-average shares outstanding for basic EPS computation	6,156,210	6,049,652	5,975,984
Effect of dilutive securities:
Stock options	18,398	18,862	25,890
Restricted stock units	2,047	6,550	11,316

Weighted-average shares for diluted EPS computation	6,176,655	6,075,064	6,013,190

	Yen
	Fiscal year ended March 31
	2024	2025	2026
Basic EPS	157.66	188.71	(54.70)

Continuing operations	137.52	176.45	172.51

Discontinued operations	20.14	12.26	(227.21)

Diluted EPS	157.14	187.92	(54.36)

Continuing operations	137.06	175.71	171.44

Discontinued operations	20.08	12.21	(225.80)

Notes:

1.
Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2024, 2025 and 2026 were 34,474 thousand shares, 14,422 thousand shares and 2,969 thousand shares, respectively, which consisted of stock options.

2.
As of October 1, 2024, Sony Group Corporation conducted a
five-for-one
stock split of its common stock. Basic and diluted EPS are calculated assuming that the stock split was implemented at the beginning of the fiscal year ended March 31, 2024.

27.	Supplemental cash flow information

(1)	Classification of cash flows of content assets
Sony classifies the cash flows from the additions, except for additions from purchases of businesses and other, and disposals of content assets as cash flows from operating activities in the consolidated statements of cash flows because the additions and disposals of content assets are derived from the principal revenue-producing activities of Sony.

F-
9
8

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Interest and dividends

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Interest received
Financial income	36,295	49,582	55,647
Net income (loss) from discontinued operations	244,292	260,725	138,878
Dividends received
Financial income	1,138	1,390	2,995
Net income (loss) from discontinued operations	52,760	41,214	7,612
Interest paid
Financial expenses	22,667	21,829	16,541
Net income (loss) from discontinued operations	74,857	91,431	52,448
The above are items presented in the consolidated statements of income, which include cash flows for interest and dividends.
Sony classifies the cash flows from interest and dividends of the above as cash flows from operating activities in the consolidated statements of cash flows.

(3)	Non-cash investing and financing activities
Non-cash
investing and financing activities included an increase in ROU assets as a result of entering into lease contracts during the fiscal years ended March 31, 2024, 2025 and 2026. In addition, non-cash
investing and financing activities included an increase in ROU assets and dividends in kind as a result of the execution of the Partial
Spin-off
of the Financial Services business during the fiscal year ended March 31, 2026. Refer to “(4) Reconciliation of liabilities arising from financing activities” below for more details on the increase in ROU assets and refer to Note 20(5) for more details on the dividends in kind, respectively.

(4)	Reconciliation of liabilities arising from financing activities

	Yen in millions
	Short-term borrowings *1	Long-term debt *1,2	Lease liabilities *2,3
Balance as of April 1, 2023	92,646	790,080	532,247

Net cash flows from financing activities	(18,370)	188,260	(91,234)
Acquisitions through business combinations	796	-	853
Non-cash items:
Obtaining assets by entering into lease contracts	-	-	101,039
Translation adjustment	12,097	36,946	39,222
Other	1,133	(1,000)	(10,400)

Total changes	(4,344)	224,206	39,480

Balance as of March 31, 202 4	88,302	1,014,286	571,727

Net cash flows from financing activities	(28,585)	57,325	(99,112)
Acquisitions through business combinations	-	-	32,801
Non-cash items:
Obtaining assets by entering into lease contracts	-	-	115,087
Translation adjustment	(1,040)	(3,664)	(5,744)
Other	(8,036)	19,266	(15,289)

Total changes	(37,661)	72,927	27,743

Balance as of March 31, 2025	50,641	1,087,213	599,470

Net cash flows from financing activities	(829)	(106,588)	(91,817)
Acquisitions through business combinations	-	-	33
Non-cash items:
Obtaining assets by entering into lease contracts	-	-	99,188
Translation adjustment	1,591	20,154	27,399
Other *3	(220)	12	82,874
Impact from loss of control of the Financial Services business *4	-	(9,988)	(89,464)

Total changes	542	(96,410)	28,213

Balance as of March 31, 2026	51,183	990,803	627,683

F-
9
9

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

*1
The amount of short-term borrowings and long-term debt associated with the insurance business and banking business operations, which are classified as cash flows from operating activities in the consolidated statements of cash flows, is excluded from the amount above.

*2
As described in Note 2 (5), “Lease liabilities,” which were included within the “Current portion of long-term debt” and “Long-term debt,” are presented as part of a separate caption in the consolidated statements of financial position as of March 31, 2026. In connection with this change, the amounts related to lease liabilities have also been reclassified in the table above.

*3
The amount includes 103,165 million yen of lease liabilities arising from lease agreements with the Financial Services business that were previously eliminated as intercompany transactions. As a result of the execution of the Partial
Spin-off
of the Financial Services business, these leases became external transactions and are therefore recognized in the consolidated statements of financial position.

*4	This is the amount as of the date of deconsolidation of SFGI, which operates the Financial Services business, resulting from the execution of the Partial Spin-off of the Financial Services business.

(5)	Components of cash and cash equivalents

	Yen in millions
	March 31
	2024	2025	2026
Cash and demand deposits	1,535,476	1,885,112	1,127,113
Time deposits with original maturities of three months or less	63,169	126,375	570,153
Money market funds	219,559	709,460	511,613
Call loans	88,909	260,009	-

Total	1,907,113	2,980,956	2,208,879

Notes:

1.
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

2.
As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, the balance as of March 31, 2026 does not include cash and cash equivalents related to the Financial Services business.

(6)	Cash flows from discontinued operations
As a result of the execution of the Partial Spin-off of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. In the consolidated statements of cash flows, the decrease resulting from deconsolidation in cash and cash equivalent previously recorded in the Financial Services business at the time of execution, amounting to
1,170,068 million yen, is included in net cash used in investing activities from discontinued operations.

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

F-
100

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

28.	Structured entities
Sony has, from time to time, entered into various arrangements with structured entities. As a result of the execution of the Partial
Spin-off
of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, the descriptions of the structured entities related to the Financial Services business are presented only as of March 31, 2025.

(1)	Consolidated structured entities
Sony consolidates investment funds as structured entities in the Financial Services business. The investment funds are designed so that voting or similar rights are not the dominant factor in deciding who controls these entities, but it is determined that Sony has control over these structured entities. Sony has not provided and does not intend to provide any significant financial or other support to any of the consolidated structured entities without contractual obligations to the investment funds. The assets and liabilities of structured entities that are consolidated in the Financial Services business are limited in their intended use by contractual arrangements. As of March 31, 2025, the total assets of these structured entities are 4,439,856 million yen.
Sony also consolidates several structured entities in the Music and Pictures segment. Sony has not provided and does not intend to provide any significant financial or other support to these structured entities without contractual obligation.

(2)	Unconsolidated structured entities
In the Financial Services business, Sony enters into securitization transactions for certain housing loans, involving unconsolidated structured entities. Sony derecognizes a financial asset when the contractual right to receive the cash flows from the financial asset is transferred, or when Sony retains the contractual right to receive the cash flows from the financial asset, but assumes a contractual obligation to pay the cash flows without reinvestment or material delay to other recipients in an arrangement, and substantially all the risks and rewards of ownership of the financial asset are transferred to another entity. Since the above securitization transactions do not meet the requirements for derecognition of financial assets, such transferred assets are not derecognized. Sony recorded
150,953
 million yen of transferred assets that do not meet the requirement for derecognition of financial assets included in investments and advances in the Financial Services business as of March 31, 2025. As of March 31, 2025, the liabilities recorded from these securitization transactions were
152,046
 million yen, which are included in the current portion of long-term debt and long-term debt. The liabilities will be settled when the payment for the transferred assets is executed and until this time, Sony is unable to utilize the transferred assets. The transferee of the transferred assets has recourse only to the transferred asset, and as of March 31, 2025, the fair value of the transferred assets is
148,305
 million yen, and the associated liabilities is
147,673
 million yen.
In addition to the above, in the Financial Services business, Sony makes investments in structured entities. Sony’s investments in such structured entities include securitized products, foreign corporate bonds and other investments. The following tables present the carrying amount of the investments of unconsolidated structured entities, the presentation in the consolidated statements of financial position, and the maximum exposure to loss associated with these investments as of March 31, 2025. Maximum exposure to loss does not reflect Sony’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Sony enters into to reduce its exposure. The risks associated with structured entities in which Sony is involved are limited to the amount recorded in the consolidated statements of financial position and the amount of commitments.

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

F-10
1

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

29.	Subsidiaries
The following table sets forth the major consolidated subsidiaries owned, directly or indirectly, by Sony Group Corporation.

Name of company	Country of incorporation /residence	(As of March 31, 2026) Percentage owned

Sony Interactive Entertainment Inc.	Japan	100.0

Sony Music Entertainment (Japan) Inc.	Japan	100.0

Sony Corporation	Japan	100.0

Sony Global Manufacturing & Operations Corporation	Japan	100.0

Sony Network Communications Inc.	Japan	100.0

Sony Marketing Inc.	Japan	100.0

Sony Semiconductor Solutions Corporation	Japan	100.0

Sony Semiconductor Manufacturing Corporation	Japan	100.0

Sony Storage Media Corporation	Japan	100.0

Sony Corporation of America	U.S.A.	100.0

Sony Interactive Entertainment LLC	U.S.A.	100.0

Sony Music Entertainment	U.S.A.	100.0

Sony Music Publishing LLC	U.S.A.	100.0

Sony Pictures Entertainment Inc.	U.S.A.	100.0

Sony Electronics Inc.	U.S.A.	100.0

Sony Capital Corporation	U.S.A.	100.0

Sony Interactive Entertainment Europe Ltd.	U.K.	100.0

Sony Europe B.V.	U.K.	100.0

Sony Global Treasury Services Plc	U.K.	100.0

Sony Overseas Holding B.V.	Netherlands	100.0

Sony (China) Limited	China	100.0

Sony EMCS (Malaysia) Sdn. Bhd.	Malaysia	100.0

Sony Electronics (Singapore) Pte. Ltd.	Singapore	100.0

30.	Acquisitions
(1)	Acquisition of an additional equity interest in Peanuts Holdings
On March 2, 2026 (Eastern Standard Time), SMEJ, a wholly-owned subsidiary of Sony within the Music segment, and Sony Pictures Entertainment Inc. (“SPE”), a wholly-owned subsidiary of Sony within the Pictures segment, indirectly acquired all of the approximately

41
%
equity interest in Peanuts Holdings, which was indirectly held by WildBrain Ltd., a publicly listed Canadian company. The consideration for the acquisition of
70,652
 million yen (
617
 million Canadian dollars) was paid in cash.
The consideration is subject to customary working capital and other adjustments.

As a result of this acquisition, Sony expects to leverage SMEJ’s expertise in the character business cultivated to date, together with Sony Group’s global network, to further expand its business and other initiatives utilizing “PEANUTS” IP.
Prior to the acquisition, Sony indirectly held approximately 39% equity interest in

Peanuts Holdings

through SMEJ and the interest was accounted for under the equity method of accounting. As a result of the acquisition, together with SMEJ’s previously existing approximately
39
% equity interest, SMEJ and SPE now indirectly own an
80
% equity interest in

Peanuts Holdings, and Peanuts Holdings has become a consolidated subsidiary of Sony. In addition, because of remeasuring SMEJ’s previously existing equity interest at its fair value of

57,501
 million yen as of the acquisition date,
Sony

recorded a remeasurement gain of
34,662
 million yen in other operating income, net for the fiscal year ended March 31, 2026. The fair value of the previously held interest was calculated by adjusting the purchase price for factors such as projected future cash flows. Since significant inputs used in such adjustments are unobservable, the fair value measurement is classified as Level 3.
As a result of the acquisition, Sony consolidated DHX Entertainment (USA) Inc, which is the parent company of Peanuts Holdings, and its subsidiaries, using the acquisition method of accounting and recorded the fair value of the identifiable assets acquired, liabilities assumed and residual goodwill. Goodwill represents expected future growth from new revenue streams and synergies with Sony’s existing businesses and is not deductible for tax purposes. The following table summarizes the fair values assigned to the assets and liabilities that were recorded in the Music segment. The purchase price allocation as of the

F-10
2

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

acquisition date is preliminary
 as of March 31, 2026, and is subject to change.
The primary areas of the purchase allocation that are not yet finalized are related to goodwill, other intangible assets, and deferred tax liabilities.

Yen in millions
Cash and cash equivalents	2,723
Trade and other receivables, and contract assets	7,113
Goodwill	44,564
Other intangible assets*	115,799
Other financial assets (non-current)	3,785
Other	115
Total assets	174,099
Trade and other payables	4,363
Income taxes payables	1,253
Contract liabilities	1,797
Deferred tax liabilities	12,591
Other financial liabilities (non-current)	2,239
Other	539
Total liabilities	22,782
Noncontrolling interests	23,164
*As a result of the acquisition, Sony recognized trademarks related to the “PEANUTS” IP as intangible assets amounting to 115,799 million yen. Sony determined that there is no foreseeable limit to the period over which these trademarks are expected to generate net cash inflows for Sony, and therefore recognized it as intangible assets with indefinite useful lives.
The cash consideration paid in this transaction, net of cash and cash equivalents included in above table, is included in cash flows from investing activities as Payments for purchases of businesses and other.
The post-acquisition revenues and net income included in Sony’s consolidated statements of income, as well as the related pro forma information, have not been presented as the effect of the acquisition is immaterial.

(2)	Other acquisitions of entities and businesses
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
During the fiscal year ended March 31, 2026, Sony completed acquisitions other
than those
described in (1) above
for a total consideration of
57,421 million yen which was paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of these acquisitions, Sony recorded 43,494 million yen of goodwill and 51,065 million yen of intangible assets.
No significant purchase price was allocated to
in-process
research and development and all of the acquired entities and businesses described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Other information including pro forma results of operations has not been presented because the effects of other acquisitions, individually and in aggregate, were not material.
In addition, the effects of acquisitions of a group of assets that does not constitute a business are not included in this Note 30. For such effects, refer to Note 27 (7).

F-10
3

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

31.	Related party transactions

(1)	Account balances and transactions with associates and joint ventures accounted for under the equity method
Primary account balances and transactions with associates and joint ventures accounted for under the equity method are as follows:

	Yen in millions
	March 31
	2025	2026
Trade and other accounts receivable
Associates	20,990	9,006
Joint ventures	3,854	6,407

Total	24,844	15,413

Other current assets
Associates	8,192	8,364
Joint ventures	-	-

Total	8,192	8,364

Accounts payable, trade
Associates	1,102	1,092
Joint ventures	55	36

Total	1,157	1,128

Short-term borrowings
Associates	5,401	6,401
Joint ventures	17,641	20,675

Total	23,042	27,076

Lease liabilities and other
Associates*	79,987	183,836
Joint ventures	-	-

Total	79,987	183,836

* Refer to Note 10.

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Sales
Associates	14,215	14,254	10,269
Joint ventures	34,199	34,415	31,239

Total	48,414	48,669	41,508

Purchases
Associates	6,385	5,171	6,573
Joint ventures	723	1,131	-

Total	7,108	6,302	6,573

Lease payments and other
Associates	15,467	16,931	22,985
Joint ventures	-	-	-

Total	15,467	16,931	22,985

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees to joint ventures as of March 31, 2025 and 2026, amounted to 3,856 million yen and 3,775 million yen, respectively. In addition, Sony has agreements with shareholders of joint ventures to make cash investments in the joint ventures if certain specified events or conditions occur.

F-10
4

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Compensation for key management personnel
Compensation for key management personnel for the fiscal years ended March 31, 2024, 2025 and 2026 is presented as follows:

	Yen in millions
	Fiscal year ended March 31
	2024	2025	2026
Short-term employee benefits	1,660	1,657	1,908
Stock-based compensation	2,917	4,431	4,254

Total	4,577	6,088	6,162

Compensation for key management personnel is the remuneration for Directors (including outside Directors) and Corporate Executive Officers of Sony Group Corporation.

32.	Purchase commitments, contingent liabilities and other

(1)	Loan commitments
Subsidiaries in the Financial Services business have lines of credit in accordance with loan agreements with their customers. As of March 31, 2025, the total unused portion of the lines of credit extended under these contracts was
27,564
million yen. As a result of the execution of the Partial Spin-off of the Financial Services business, SFGI, which operates the Financial Services business, has been excluded from consolidation. Therefore, loan commitments are presented only as of March 31, 2025.

(2)	Purchase commitments
Purchase commitments for property, plant and equipment and intangible assets (excluding content assets) as of March 31, 2025 and 2026 amounted to 205,881 million yen and 84,969 million yen, respectively.
In addition to the above, Sony has purchase commitments for goods and services. There are no purchase commitments that are individually material to Sony, except for the following.
Purchase commitments in the G&NS segment as of March 31, 2025 and 2026 amounted to 43,202 million yen and 33,691 million yen, respectively. The major components of these are long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within four years and three years from the end of each period, respectively.
Purchase commitments in the Music segment as of March 31, 2025 and 2026 amounted to 283,211 million yen and 342,183 million yen, respectively. The major components of these are contracts with recording artists, songwriters and production and sales companies of music software and videos for the future production, distribution and/or licensing of music products. These contracts cover various periods mainly within four years from the end of each period.
Purchase commitments in the Pictures segment as of March 31, 2025 and 2026, amounted to 197,999 million yen and 184,667 million yen, respectively. The major components of these are agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within four years and three years from the end of each

period, respectively.

Sony has entered
 into purchase contracts for materials. As of March 31, 2025 and 2026, Sony has committed to make payments of 152,356 million yen and 78,058 million yen, respectively, under such contracts.
Sony has entered into long-term contracts for the use of certain IT services. As of March 31, 2025 and 2026, Sony has committed to make payments of 251,478 million yen and 217,792 million yen, respectively, under such contracts.

(3)	Litigation
Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees
Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2025 and 2026 amounted to 4,161 million yen and 4,073 million yen, respectively.

F-10
5

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

33.	Discontinued operations
At a meeting of the Board held on May 14, 2025, Sony Group Corporation resolved to submit a resolution for the execution of the Partial Spin-off of the Financial Services business, effective October 1, 2025, to the Board in early September 2025. Afterwards, at a meeting of the Board held on September 3, 2025, Sony Group Corporation resolved to execute the Partial Spin-off of the Financial Services business effective October 1, 2025. Upon execution of the Partial Spin-off of the Financial Services business, Sony Group Corporation distributed dividends in kind to shareholders appearing in Sony Group Corporation’s register of shareholders as of the record date, September 30, 2025, at the rate of one SFGI share to one share of common stock of Sony Group Corporation held by each shareholder, effective October 1, 2025. As a result, Sony Group Corporation held
16.40%
of SFGI shares as of October 1, 2025.
In connection with the resolution for the plan regarding the execution of the Partial
Spin-off
of the Financial Services business on May 14, 2025, Sony Group Corporation determined that the distribution of SFGI shares was highly probable and the Financial Services business was classified as a discontinued operation, in accordance with IFRS 5
“Non-current
Assets Held for Sale and Discontinued Operations.” As a result, in the consolidated statements of income, consolidated statements of comprehensive income, and consolidated statements of cash flows; revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, are separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income (loss) from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively. Additionally, in the consolidated statements of financial position, assets and liabilities of the Financial Services business were classified as a disposal group held for distribution to owners. Accumulated other comprehensive income directly related to the disposal group was classified as held for distribution to owners.
Then, as a result of the execution of the Partial
Spin-off
effective October 1, 2025, SFGI, which was a wholly-owned subsidiary of Sony Group Corporation, was deconsolidated as of October 1, 2025. After considering factors such as Sony Group Corporation’s ownership interest in SFGI and the composition of SFGI’s board of directors, Sony Group Corporation concluded that it is able to exercise significant influence over SFGI. Accordingly, SFGI is accounted for as an affiliate using the equity method.
Further, as a result of the execution of the Partial
Spin-off
of the Financial Services business, 1,377,795 million yen of accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners at the time of the execution was transferred to net income (loss) from discontinued operations as a loss in the consolidated statements of income. Of this accumulated other comprehensive income, loss of 1,640,079 million yen relates to changes in the fair value of debt instruments measured at fair value through other comprehensive income held in the Financial Services business, and income of 263,298 million yen relates to insurance finance income (expenses). The latter mainly comprises changes in the carrying amount of groups of insurance contracts not measured under the PAA that are arising from the impact of the changes in the time value of money and financial risks. The discount rates used to measure the estimates of the present value of future cash flows, which represent significant assumptions used in measuring the portion of accumulated other comprehensive income related to insurance finance income (expenses), are derived by adjusting a
n
observable risk-free yield curve based on government bond yields using an illiquidity premium by setting up a reference portfolio of Sony’s assets. Regarding extrapolation for the periods in which observable market data is not available, a method using an ultimate forward rate is applied.
In addition, upon applying the equity method to SFGI on October 1, 2025, the fair value of SFGI shares on that date was recorded as its initial investment cost. At the time of the execution of the Partial
Spin-off
of the Financial Services business, since Sony’s equity interest in the net fair value of SFGI’s identifiable assets and liabilities exceeded the cost of the initial recognition of the investment, 188,888 million yen of the excess was recognized as the share of profit of investments accounted for using the equity method in connection with the initial investment cost. On the other hand, since the fair value of SFGI shares as of October 1, 2025 was lower than the equity method carrying amount, which is the initial investment cost plus the share of profit of investments accounted for using the equity method, 188,888 million yen of an impairment loss of the same amount as the aforementioned excess amount has been recorded as the share of loss of investments accounted for using the equity method.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Results of discontinued operations

	$		$		$
	Yen in millions
	Fiscal year ended March 31
	2024		2025		2026
Financial services revenue		1,760,731		922,147		678,023
Financial services expenses		1,606,370		789,702		640,811
Reclassification of accumulated other comprehensive income related to the disposal group to net income (loss)		-		-		(1,377,795)
Other income (expenses), net		19,215		(1,917)		(6,450)
Income (loss) before income taxes from discontinued operations		173,576		130,528		(1,347,033)
Income taxes		49,063		56,359		10,725
Net income (loss) from discontinued operations		124,513		74,169		(1,357,758)
Other comprehensive income, net of tax, from discontinued operations		(141,679)		(115,342)		1,408,764
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		1,013		(998)		963
Remeasurement of defined benefit pension plans		(1,169)		(444)		(106)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income		(704,636)		(681,515)		1,346,457
Insurance finance income (expenses)		563,396		568,291		60,684
Others		(283)		(676)		766
Comprehensive income from discontinued operations		(17,166)		(41,173)		51,006

34.	Subsequent events
(Establishment of a facility for the repurchase of shares of its own common stock)
Sony Group Corporation approved the establishment of the following facility for the repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of the Board held on May 8, 2026.
1. Total number of shares for repurchase: 230 million shares (maximum)
2. Total purchase price for repurchase of shares: 500 billion yen (maximum)
3. Period of repurchase: May 11, 2026 to May 10, 2027
(Cancellation of shares of its own common stock)
Based on a decision by Sony Group Corporation’s Representative Corporate Executive Officer delegated by the Board, and pursuant to the Companies Act of Japan, Sony Group Corporation cancelled shares of its own common stock held as treasury stock as follows.
1.
Total number of cancelled shares:
184,494,319 shares
2. Cancellation date: May 29, 2026
(Acquisition of a group of assets that does not constitute a business)
In May 2026, a consolidated subsidiary of Sony in the Music Segment entered into a definitive agreement to acquire 100% of the equity interests in a company that owns certain music assets and other assets. Sony will consolidate the company and the acquisition will be accounted for as an acquisition of a group of assets that does not constitute a business. The total cash consideration is approximately 1.6 billion U.S. dollars, subject to customary working capital and other adjustments. As a result of the transaction, Sony will recognize approximately 3.4 billion U.S. dollars of content assets (music catalogs), approximately 1.9 billion U.S. dollars of long-term debt and approximately 0.4 billion U.S. dollars of non-controlling interests by consolidating the company. This transaction is subject to certain closing conditions, including regulatory approvals.

F-10
7